Form 20-F
period 2004-12-31
TOP TANKERS INC.
filed 2005-06-28
CIK 1296484

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]                REPORT PURSUANT TO SECTION 12(b) OR (g)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
               For the fiscal year ended December 31, 2004

                                       OR

[_]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                               -------------------------------------------------

Commission file number                   000-50859
                      ----------------------------------------------------------


                                TOP TANKERS INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                        Republic of The Marshall Islands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


          109-111 Messogion Avenue, Politia Centre, Athens 11526 Greece
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.


                                      NONE
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                                          Name of each exchange
           Title of each class                           on which registered

Common Stock, par value of $0.01 per share                Nasdaq National Market
--------------------------------------------------------------------------------
                                (Title of class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

27,830,990 shares of Common Stock, par value $0.01 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes  [X]       No  [_]


Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17  [_]    Item 18 [X]

                                         TABLE OF CONTENTS

                                                                                                      Page
     Item 1.       Identity of directors, senior management and advisers................................1

     Item 2.       Offer statistics and expected timetable..............................................1

     Item 3.       Key information......................................................................1

     Item 4.       Information on the company..........................................................17

     Item 5.       Operating and financial review and prospects........................................28

     Item 6.       Directors, senior management and employees..........................................42

     Item 7.       Major shareholders and related party transactions...................................46

     Item 8.       Financial information...............................................................47

     Item 9.       The offer and listing...............................................................47

     Item 10.      Additional information..............................................................48

     Item 11.      Quantitative and qualitative disclosures about market risk..........................59

     Item 12.      Description of securities other than equity securities..............................59

     Item 13.      Defaults, dividend arrearages and delinquencies.....................................60

     Item 14.      Material modifications to the rights of security holders and use of proceeds........60

     Item 15.      Controls and procedures.............................................................60

     Item 16a.     Audit committee financial expert....................................................60

     Item 16b      Code of ethics......................................................................60

     Item 16c.     Principal accountant fees and services..............................................61

     Item 16d.     Exemptions from the listing standards for audit committees..........................61

     Item 16e.     Purchases of equity securities by the issuer and affiliated purchases...............61

     Item 17       Financial statements................................................................62

     Item 18.      Financial statements................................................................62

     Item 19.      Exhibits..............................................................................

            Cautionary Statement Regarding Forward-Looking Statements

     This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

     All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

     o    future operating or financial results;

     o    statements  about planned,  pending or recent  acquisitions,  business
          strategy  and  expected  capital   spending  or  operating   expenses,
          including drydocking and insurance costs;

     o statements about crude oil and refined petroleum products tanker shipping market trends, including charter rates and factors affecting supply and demand;

     o    our ability to obtain additional financing;

     o    expectations regarding the availability of vessel acquisitions; and

     o    anticipated developments with respect to pending litigation.

     The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this report.

     Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for crude oil, refined petroleum products, the effect of changes in OPEC's petroleum production levels, worldwide crude oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in TOP Tankers Inc.'s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

     When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                     PART I

ITEM 1.  Identity Of Directors, Senior Management and Advisers

         Not Applicable.

ITEM 2.  Offer Statistics and Expected Timetable

         Not Applicable.

ITEM 3.  Key Information

     Unless the context otherwise requires, as used in this report, the terms "Company," "we," "us," and "our" refer to TOP Tankers Inc. and all of its subsidiaries, and "TOP Tankers Inc." refers only to TOP Tankers Inc. and not to its subsidiaries. We use the term deadweight, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Selected Financial Data

     The following table sets forth the selected historical consolidated financial data and other operating data of TOP Tankers Inc. as of December 31, 2001, 2002, 2003 and 2004 and for the four years ended December 31, 2004. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected consolidated financial data of TOP Tankers Inc. in the table are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited for the years ended December 31, 2001, 2002, 2003 and 2004 by Ernst & Young (Hellas) Certified Auditors Accountants S.A ("Ernst & Young"), independent registered public accounting firm. We have not included selected financial information as of and for the year ended December 31, 2000, due to the unreasonable effort and expense of preparing such information.

                                                                                       Year Ended December 31,
Dollars in  thousands,  except per share  data and                         2001          2002         2003        2004
average  daily results                                                     ----          ----         ----        ----
INCOME STATEMENT DATA
Voyage revenues..................................                       $13,344       $11,426      $23,085     $93,829
Voyage expenses..................................                         4,413         3,311        5,937      16,898
Vessel operating expenses........................                         3,345         4,553        8,420      16,859
General and administrative expenses(1)...........                           455           816        1,815       8,579
Foreign currency (gains) losses, net.............                           (3)            62          105          75
Gain on sale of vessels..........................                             -             -            -         638
Depreciation and amortization....................                         1,337         2,390        4,203      14,622

Total operating expenses.........................                         9,547        11,132       20,480      56,395
Operating income.................................                         3,797           294        2,605      37,434
Net interest expense.............................                           749           987        1,335       4,720
Other income (expense), net......................                       (1,271)           894          364          80


Net income.......................................                        $1,777          $201       $1,634     $32,794


Basic and diluted earnings per share(2)..........                         $0.30         $0.03        $0.27       $2.54
Weighted average basic and diluted shares outstanding(2)              6,000,000     6,000,000    6,000,000  12,922,449
Dividends paid per share(2)......................                         $0.08         $0.14        $0.10       $0.39

BALANCE SHEET DATA, at end of period
Current assets, including cash and cash equivalents.....                 $2,778          $845       $4,862    $141,051
Total assets.....................................                        18,573        33,474       55,703     539,886
Current liabilities, including current portion of long-term debt          3,387         4,390        9,008      42,811
Total long-term debt, including current portion..                         9,914        22,875       34,403     194,806
Stockholders' equity.............................                         7,136         8,772       16,319     321,809

OTHER FINANCIAL DATA
EBITDA(3)........................................                        $3,863        $3,578       $7,172     $52,136

FLEET DATA
Total number of vessels at end of period.........                           2.0           3.0          5.0        15.0
Average number of vessels(4).....................                           2.0           2.9          4.4         9.6
Total voyage days for fleet(5)...................                           730           961        1,517       3,215
Total time charter days for fleet................                             -           160          543       1,780
Total spot market days for fleet.................                           730           801          974       1,435
Total calendar days for fleet(6).................                           730         1,042        1,609       3,517
Fleet utilization(7).............................                         100.0%         92.2%        94.3%       91.4%

AVERAGE DAILY RESULTS
Time charter equivalent(8).......................                       $12,234        $8,444      $11,304     $23,929
Vessel operating expenses(9).....................                         4,582         4,369        5,233       4,794
General and administrative expenses(10)..........                           623           783        1,128       2,439
Total vessel operating expenses(11)..............                         5,205         5,152        6,361       7,233

(1) We did not pay any compensation to members of our senior management or our directors in the years ended December 31, 2002 and December 31, 2003. During 2004, we paid to the members of our senior management and to our directors aggregate compensation of approximately $4.4 million.

(2) After giving effect to a stock dividend effected in May 2004 and our initial public offering in July 2004. All share and per share amounts have been restated to reflect the retroactive effect of the stock dividend.

(3) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this report because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.


         The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

                                                                                        Year Ended December 31,
                                                                                        -----------------------
                                                                                  2001      2002       2003       2004
                                                                                  ----      ----       ----       ----
  Dollars in thousands
   Net Cash from Operating Activities.............................              $5,201    $2,409     $4,930    $28,601
   Net increase (decrease) in current assets......................                (569)      214      1,768     23,764
   Net increase in current  liabilities,  excluding
   current  portion of long-term debt.............................                (199)     (381)    (3,154)   (12,197)
   Gain on sale of vessels........................................                   -         -          -        638
   Payments for drydocking costs..................................                   -       510      2,414      7,365
   Write-off of a related party receivable........................              (1,288)        -          -          -
   Net interest expense...........................................                 749       987      1,335      4,720
   Amortization and write-off of deferred financing costs.........                 (31)     (161)      (121)      (755)
                                                                                  ----     -----      -----      -----

   EBITDA.........................................................              $3,863    $3,578     $7,172    $52,136
                                                                                ======    ======     ======    =======

(4) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(5) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(6) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(7) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. The following table reflects calculation of the TCE (all amounts are expressed in thousands of U.S. dollars, except for Average Daily Time Charter Equivalent amounts and Total Voyage Days):

                                                                            Year Ended December 31,
                                                                            -----------------------
                                                                          2001       2002       2003       2004
                                                                          ----       ----       ----       ----
Dollars in thousands, except average daily results
Voyage revenues.................................................       $13,344    $11,426    $23,085    $93,829
Less:
       Voyage expenses..........................................        (4,413)    (3,311)    (5,937)   (16,898)
                                                                       -------    -------    -------   --------
       Time charter equivalent revenue..........................        $8,931     $8,115    $17,148    $76,931
                                                                        ======     ======    =======    =======
       Total voyage days........................................           730        961      1,517      3,215
       Average Daily Time Charter Equivalent....................       $12,234     $8,444    $11,304    $23,929

(9) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10) Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Capitalization and Indebtedness

         Not Applicable.

Reasons for the Offer and Use of Proceeds

         Not Applicable.

Risk Factors

         The following risks relate principally to the industry in which we operate and our business in general. Any of the risk factors could materially and adversely affect our business, financial condition or operating results and the trading price of our common stock.

         Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity or results of operation.

Risks Related to Our Industry

         The volatile nature of the international tanker industry, which reached historic high levels over the past two years, may lead to significant changes in charter rates and vessel values that may adversely affect our earnings

         The international tanker industry is volatile with significant changes in profitability, charter rates and vessel values. Recent fluctuations attest to this volatility in this industry. Over the past two years, charter rates fluctuated while reaching an all-time high. Because many factors that may influence the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international tanker industry is also not predictable.

         The degree of charter rate volatility among different types of tankers has varied widely. Although our fleet deployment strategy may limit our exposure, we are nonetheless exposed to changes in spot rates for tankers and such changes may affect our earnings and the value of our vessels at any given time.

         The international tanker industry has experienced historically high charter rates and vessel values in the recent past and there can be no assurance that these historically high charter rates and vessel values will be sustained

         During the past two years, charter rates and vessel values for tankers reached all-time highs. There can be no assurance that these high charter rates and vessel values will be sustained.

         The factors affecting the supply and demand for tankers, charter rates and vessel values are outside of our control, and the nature, timing and degree of changes in the conditions of the industry are unpredictable. Factors that influence demand for tanker capacity include:

        o   demand for refined petroleum products and crude oil;

        o   changes in crude oil production and refining capacity;

        o the location of regional and global crude oil refining facilities that affect the distance that refined petroleum products and crude oil are to be moved by sea;

        o   global and regional economic and political conditions;

        o   developments in international trade;

        o changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

        o   environmental and other regulatory developments;

        o   currency exchange rates; and

        o   weather.

         The factors that influence the supply of oceangoing vessel capacity include:

        o   the number of newbuilding deliveries;

        o   the scrapping rate of older vessels;

        o   the price of steel;

        o changes in environmental and other regulations that may limit the useful lives of vessels;

        o   port or canal congestion;

        o   the number of vessels that are out of service; and

        o   changes in global crude oil production.

         If  we  violate  environmental  laws  or  regulations,   the  resulting
liability may adversely affect our earnings and financial condition

         Our operations are subject to extensive regulation designed to promote tanker safety, prevent oil spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels.

         For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters.

         The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

         U.S. law, the law in many of the nations in which we operate, and international treaties and conventions that impact our operations also establish strict rules governing vessel safety and structure, training, inspections, financial assurance for potential cleanup liability and other matters. These requirements can limit our ability to operate, and substantially increase our operating costs. The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have proposed similar phase-out periods. Under OPA, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters.

         In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment took effect in April 2005. Moreover, the IMO or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of our tankers as well as our inability to generate income from them.

         These requirements can affect the resale value or useful lives of our vessels. As a result of accidents such as the recent oil spill relating to the loss of the M/T Prestige, a 26-year old single-hull tanker, we believe that regulation of the tanker industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations as well as our reputation in the crude oil and refined petroleum products sectors.

         Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which will adversely affect our earnings

         The fair market value of our vessels may increase and decrease depending on the following factors:

        o general economic and market conditions affecting the international tanker industry;

        o   competition from other shipping companies;

        o   types and sizes of vessels;

        o   other modes of transportation;

        o   cost of newbuildings;

        o   governmental or other regulations;

        o   prevailing level of charter rates; and

        o   technological advances.

         If we sell vessels at a time when vessel prices have fallen and before an impairment adjustment is made to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements or if vessel prices have fallen below the carrying amount in our financial statements we may be required to write down the carrying amount, with the result that we shall incur a loss and a reduction in earnings.

         An increase in the supply of vessel capacity without an increase in demand for vessel capacity would likely cause charter rates and vessel values to decline, which could have a material adverse effect on our revenues and profitability

         The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently there is significant new building activity with respect to virtually all sizes and classes of vessels. If the amount of tonnage delivered exceeds the number of vessels being scrapped, vessel capacity will increase. If the supply of vessel capacity increases and the demand for vessel capacity does not, the charter rates paid for our vessels as well as the value of our vessels could materially decline. Such a decline in charter rates and vessel values would likely have a material adverse effect on our revenues and profitability.

         Our operating results from our tankers are subject to seasonal fluctuations, which may adversely affect our operating results and ability to pay dividends

         We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, spot rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, unpredictable weather patterns and other seasonal factors affecting supply which tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. As a result, our revenues and profitability have historically been weakest during the second quarter and early part of our third quarter. This seasonality could materially affect our operating results and cash available for dividends in the future.

         Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business

         International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

         It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

         Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business

         The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with the American Bureau of Shipping, Lloyd's Register of Shipping or Det Norske Veritas, each of which is a member of the International Association of Classification Societies.

         A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

         If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which would negatively impact our revenues.

Risks Related to Our Business

         If we fail to manage our planned growth properly, we may not be able to successfully expand our market share

         We intend to continue to grow our fleet. Our growth will depend on:

        o   locating and acquiring suitable vessels;

        o   identifying and consummating acquisitions or joint ventures;

        o integrating any acquired business successfully with our existing operations;

        o   enhancing our customer base;

        o   managing expansion; and

        o   obtaining required financing.

         Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

         A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels

         The loan agreements under our credit facilities contain a covenant that requires the aggregate market value of the mortgaged vessels to at all times exceed 130% of the aggregate outstanding principal amount of the loan. If the market value of our fleet declines, we may be in default of this loan covenant and we may not be able to refinance our debt or obtain additional financing. Also, declining vessel values could cause us to breach some of the covenants under the financing agreements relating to our indebtedness. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

         Servicing future debt would limit funds available for other purposes such as the payment of dividends

         To finance our fleet expansion program, we incurred secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. We will need to take on additional indebtedness as we expand our fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, including the payment of dividends, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet.

         Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities

         Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

        o   incur additional indebtedness;

        o   create liens on our assets;

        o   sell capital stock of our subsidiaries;

        o   make investments;

        o   engage in mergers or acquisitions;

        o   pay dividends;

        o   make capital expenditures;

        o change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

        o   sell our vessels.

         Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

         We depend on third party managers to manage our fleet

         As of December 31, 2004, we have subcontracted the day to day technical management, crewing and certain purchasing functions of all vessels in our fleet to third party managers. Further, we may subcontract the technical management of vessels acquired in the future to other third party technical management companies. While our wholly-owned subsidiary, TOP Tanker Management, has direct oversight responsibility for these third party managers, the loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. Further, we expect that we will need to seek approval from our lenders to change these third party managers.

         Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers

         The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

         As we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected

         Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

         Our earnings may be adversely affected if we do not successfully employ our vessels

         We seek to deploy our vessels both on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2004, 10 of our vessels were contractually committed to time charters. Although these time charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, our tankers committed to time charters may not be available for spot voyages during an upturn in the tanker industry cycle, when spot voyages might be more profitable. The spot market is highly competitive, and spot market charter rates may fluctuate dramatically based on the supply and demand for the major commodities internationally carried by water and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our vessels profitably. As of December 31, 2004, the remainders of our vessels were trading in the spot market. If we cannot continue to employ these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

         In the highly competitive international tanker market, we may not be able to compete for charters with new entrants or established companies with greater resources

         We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and refined petroleum products can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

         We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

         We have historically derived a significant part of our revenue from a small number of charterers. In 2004, approximately 44% of our revenue was derived from 2 charterers; in 2003, approximately 47% of our revenue was derived from 2 charterers and, in 2002, approximately 65% of our revenue was derived from 3 charterers. During 2004, under time charter contracts, Vitol and Glencore provided 29% and 15% of our revenues, respectively. The occurrence of any problems with these charterers may adversely affect our revenues.

         We may be unable to attract and retain key management personnel and other employees in the international tanker industry, which may negatively affect the effectiveness of our management and our results of operations

         Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our President, Chief Executive Officer and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Stamatios Tsantanis and our Executive Vice President and Director, Vangelis Ikonomou. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not intend to maintain "key man" life insurance on any of our officers.

         Risks involved with operating ocean going vessels could affect our business and reputation, which would adversely affect our revenues and stock price

         The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

        o   marine disaster

        o   piracy;

        o   environmental accidents;

        o   cargo and property losses or damage; and

        o mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

         Any of these circumstances or events could result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting, and could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable vessel operator. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

         Rising fuel prices may adversely affect our profits

         Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, an increase in the price of fuel may adversely affect our profitability. Further, fuel may become much more expensive in future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

         Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

         If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to move to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while our vessels are forced to wait for space or to relocate to drydocking facilities that are farther away from the routes on which our vessels trade would decrease our earnings.

         Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings

         While we inspect previously owned, or secondhand, vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

         In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

         Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal at least their carrying amount at that time.

         We may not have adequate insurance to compensate us if we lose our vessels

         We procure insurance for our fleet against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, war risk insurance and insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. While we currently have loss of hire insurance that covers, subject to annual coverage limits, all of the vessels in our fleet, we may not purchase loss of hire insurance to cover newly acquired vessels. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

         Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

         We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world commercial markets, including the energy markets. The recent conflict in Iraq may lead to additional acts of terrorism, armed conflict and civil disturbance around the world, which may contribute to further, instability, including in the oil markets. Terrorist attacks, such as the attack on the M/T Limburg in October 2002, may also negatively affect our operations and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

         Maritime claimants could arrest our vessels, which could interrupt our cash flow

         Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted.

         In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

         Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

         A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

         Certain existing stockholders, who hold approximately 18.8% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions

         Sovereign Holdings Inc., or Sovereign Holdings, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos
J. Pistiolis, and Kingdom Holdings Inc., or Kingdom Holdings, a company owned primarily by another adult member of the Pistiolis family and to a limited extent by a third party, own, directly or indirectly, approximately 18.8% of the outstanding shares of our common stock. While these shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, due to the number of shares of our common stock they own, they have the power to exert considerable influence over our actions.

         We may have to pay tax on United States source income, which would reduce our earnings

         Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

         We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

         If we or our  subsidiaries  are not  entitled to this  exemption  under
Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business.

         U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders

         A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

         Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

         There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

         If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations--U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. See "Tax Considerations--U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

         Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

         We generate all of our revenues in U.S. dollars but incur approximately 14% of our expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. For example, in the 12 months ended December 31, 2004, the value of the U.S. dollar declined by 9.95% as compared to the Euro. We have not hedged these risks. Our operating results could suffer as a result.

         We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law

         Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Security holder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our security holders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would security holders of a corporation incorporated in a United States jurisdiction.

ITEM 4.  Information On The Company

History and Development of the Company

         Ocean Holdings Inc. was formed in January 2000, under the laws of Marshall Islands and renamed to TOP Tankers Inc. in May 2004. On July 23, 2004, our common stock was listed on the Nasdaq National Market, under the symbol "TOPT", in connection with our initial public offering. The net proceeds of our initial public offering, approximately $124.4 million, were primarily used to finance the acquisition of 10 vessels, comprised of 8 ice-class double-hull
Handymax tankers and 2 double-hull Suezmax tankers. The total cost of the acquisition was approximately $251.3 million.

         On November 5, 2004, we completed a follow-on offering of our common stock. The net proceeds of our follow-on offering, approximately $139.4 million, were used primarily to finance the acquisition of 5 double-hull Suezmax tankers. The total cost of the acquisition was approximately $257.0 million.

         We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of December 31, 2004, our fleet consisted of 15 vessels, comprised of 10 double-hull Handymax product tankers, one single-hull Handysize product tanker and 4 double-hull Suezmax tankers, with a total cargo carrying capacity of approximately 1.1 million deadweight tons, or dwt. We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.

         Following the agreement to sell our final remaining single-hull vessel, we currently own and operate a fleet of 23 vessels, consisting of 14 double-hull Handymax tankers and 9 double-hull Suezmax tankers. Four of our Handymax tankers were delivered in March and April 2005 and 5 of our Suezmax tankers were purchased in connection with the proceeds of the following-on offering of our common stock in November 2004.

Business Overview

Business Strategy

         Our business strategy is focused on building and maintaining enduring relationships with participants in the international tanker industry, including leading charterers, oil companies, oil traders, brokers, suppliers, classification societies, insurers and others. We seek to continue to create long-term value principally by acquiring and operating high quality double-hull, refined petroleum products and crude oil tankers.

         We believe we have established a reputation in the international ocean transport industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Fleet Characteristics

         As of December 31, 2004, the vessels in our fleet have a total cargo capacity of approximately 1.1 million dwt. Over 88% of our fleet by dwt were sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and creates cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

Chartering of the Fleet

         As of December 31, 2004 all 10 of our Handymax tankers operated under time charter contracts expiring in 2006 or 2007. Four of our Handymax tankers were deployed under 24 month time charter contracts that have a base rate of $14,500 per day. Should the vessels generate revenues in excess of the base rate over the duration of the time charter contact, we will receive 100% of the first $500 per day in excess of the base rate. Thereafter we will receive 50% of the excess. Six of our Handymax tankers were deployed under 30 month time charter contracts that have a base rate of $14,250 per day until December 31, 2005 and $13,250 per day until expiration of the contract. Should the vessels generate revenues in excess of the base rate over the duration of the time charter contact, we will receive 100% of the first $250 per day in excess of the base rate until December 31, 2005 and $1,250 per day until expiration of the contract. Thereafter we will receive 50% of the excess. Our Suezmax tankers and our Handysize tanker operated on the spot market.

Management of the Fleet

         Since July 1, 2004, TOP Tanker Management, our wholly-owned subsidiary, has been responsible for all of the chartering, operational and technical management of our fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries. Prior to July 1, 2004, the operations of our fleet were managed by Primal Tankers Inc., which was wholly-owned by the father of our Chief Executive Officer.

         As of December 31, 2004, TOP Tanker Management has subcontracted the day to day technical management, crewing and certain purchasing functions of the 8 Handymax tankers and the 2 Suezmax tankers acquired since our initial public offering to Unicom Management, a ship management company operating in Cyprus, and has subcontracted the day to day technical management and crewing of the remaining vessels in our fleet to V.Ships Management Limited, a ship management company operating in Glasgow, Scotland. TOP Tanker Management pays a monthly fee of $14,000 per vessel under its agreements with Unicom Management and a monthly fee of $10,000 per vessel under its agreements with V.Ships Management.

Crewing and Employees

         As of December 31, 2004, we had 3 employees, while our wholly-owned subsidiary, TOP Tanker Management, employed approximately 35 employees, all of whom are shore-based. As of December 31, 2003, we had no employees. TOP Tanker Management ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

         Unicom Management and V.Ships Management are responsible for the crewing of the fleet. Such responsibilities include training, transportation, compensation and insurance of the crew.

         All of the employees of TOP Tanker Management are subject to a general collective bargaining agreement covering employees of shipping agents. These agreements set industry-wide minimum standards. We have not had any labor problems with our employees under this collective bargaining agreement and consider our workplace and labor union relations to be good.

Environmental and Other Regulation

         Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

         A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

         We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation--IMO

         In 1992, the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by more than 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

        o tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double sided construction, unless (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

        o tankers 30 years old or older must be of double-hull construction or mid-deck design with double sided construction; and

        o   all tankers are subject to enhanced inspections.

         Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

        o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

        o commences a major conversion or has its keel laid on or after January 6, 1994; or

        o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

         Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. These regulations require the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single-hull tankers will be 26 years. Compliance with the new regulations regarding inspections of all tankers, however, could adversely affect our operations. Under current regulations, retrofitting will enable a tanker to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. However, as a result of the oil spill in November 2002 relating to the loss of the M/T Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to 2015. This amendment came into effect in April 2005.

         The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We are formulating a plan to comply with the Annex VI regulations once they come into effect. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

         Under  the   International   Safety   Management  Code,  or  ISM  Code,
promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that we and our third party technical managers have developed.

         The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have the requisite documents of compliance for our offices and safety management certificates for all of our tankers for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

         Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

         Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention, if the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.5 million plus $909 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $129.3 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on May 10, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

         U.S.  Oil  Pollution  Act  of  1990  and  Comprehensive   Environmental
Response, Compensation and Liability Act

         The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

         Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

        o   natural resource damages and related assessment costs;

        o   real and personal property damages;

        o   net loss of taxes, royalties, rents, profits or earnings capacity;

        o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

        o   loss of subsistence use of natural resources.

         OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

         These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

         OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under these regulations, an owner or operator of more than one tanker is required to obtain a certificate of responsibility for each vessel in the fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided evidence of financial responsibility in the form of guarantees issued by a guarantor approved by the U.S. Coast Guard and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that calls in U.S. waters.

         We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident per vessel. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

         OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

        o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

        o   describe crew training and drills; and

        o identify a qualified individual with full authority to implement removal actions.

         Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. We are responsible for ensuring our vessels comply with any additional regulations.

         OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

European Union Tanker Restrictions

         In July 2003, in response to the M/T Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the M/T Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

         Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. We are in compliance with the ISPS Code. Among the various requirements are:

        o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

        o   on-board installation of ship security alert systems;

        o   the development of vessel security plans; and

        o   compliance with flag state security certification requirements.

         The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

         Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

         The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

         For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

         Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

         Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

         Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

         At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

         All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

         Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

         Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by the American Bureau of Shipping, Lloyd's Register of Shipping or Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance General

         The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

         We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of the vessels in our fleet. The vessels in our fleet are each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident, except for 4 of our Suezmax tankers, which have deductibles of $200,000 per vessel per incident. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Protection and Indemnity Insurance

         Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

         Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

         We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax and Handymax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Legal Proceedings Against Us

         We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims.
Most claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position.

Organizational Structure

         Top Tankers Inc. is the sole owner of all outstanding shares of the subsidiaries listed in Notes 1 and 18 of our Consolidated Financial Statements under Item 18. See also Exhibit 8.1.

Properties

         We have no freehold or leasehold interest in any real property. We lease office space in Athens, Greece, from Pyramis Technical Co., SA which is wholly-owned by John Pistiolis, the father of our Chief Executive Officer. In addition, our newly established subsidiary TOP TANKERS (UK) LIMITED, engaged in chartering activities involving the Company's vessels, leases office space in London, from an unrelated third party.

ITEM 5.  Operating and financial review and prospects

         The following is a discussion of our financial condition and results of operations for the years ended December 31, 2004, 2003 and 2002. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

         We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of December 31, 2004, our fleet consisted of 15 vessels, comprised of 11 Product tankers and 4 Suezmax tankers, with a total cargo carrying capacity of approximately 1.1 million deadweight tons, or dwt.

         We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions on gross charter rates. We are also responsible for the vessel's intermediate and special survey costs.

         Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

         On July 23, 2004, our common stock was listed on the Nasdaq National Market, under the symbol "TOPT", in connection with our initial public offering. The net proceeds of our initial public offering, approximately $124.4 million, were primarily used to finance the acquisition of 10 vessels, comprised of 8 ice-class double-hull Handymax tankers and 2 double-hull Suezmax tankers. The total cost of the acquisition was approximately $251.3 million. TOP Tanker
Management, our wholly-owned subsidiary, has subcontracted the day to day technical management, crewing and certain purchasing functions of these 10 tankers to Unicom Management, an unaffiliated ship management company operating in Cyprus.

         On November 5, 2004 we completed a follow-on offering of our common stock. The net proceeds of our follow-on offering, approximately $139.4 million, were used primarily to finance the acquisition of 5 double-hull Suezmax tankers. The total cost of the acquisition was approximately $257.0 million. TOP Tanker Management, our wholly-owned subsidiary, has subcontracted the day to day technical management and crewing of four of these vessels to V.Ships, an unaffiliated ship management company operating in Glasgow, Scotland and the day to day technical management, crewing and certain purchasing functions of the remaining vessel to Unicom Management, an unaffiliated ship management company operating in Cyprus.

Results of Operations

         For discussion and analysis purposes only, we evaluate performance using time charter equivalent, or TCE, revenues. TCE revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

         We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each tanker for the period.

         We depreciate our tankers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 to 60 months. Regulations and/or incidents may change the estimated dates of next drydockings.

Year ended December 31, 2004 compared to the year ended December 31, 2003

         VOYAGE REVENUES--Voyage revenues increased by $70.7 million, or 306.1%, to $93.8 million for 2004 compared to $23.1 million for the prior year. This increase is due to the acquisition of 2 tankers and 10 tankers during the first and third quarter of 2004, respectively, which contributed $66.7 million in voyage revenues and the overall stronger spot market during 2004 which increased the voyage revenues generated by the remaining vessels to $27.1 million in 2004 from $23.1 million in 2003.

         VOYAGE EXPENSES--Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, increased $11.0 million, or 186.4%, to $16.9 million for 2004 compared to $5.9 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet during 2004 compared to the prior year, as well as the increase in the cost of fuel to operate the tankers.

         NET VOYAGE REVENUES--Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $59.8 million, or 349.7%, to $76.9 million for 2004 compared to $17.1 million for the prior year. This increase is the result of the increase in the average number of tankers in our fleet and the overall stronger spot market during 2004 compared to the prior year. The average number of tankers in our fleet increased 118.2% to 9.6 tankers during 2004 compared to 4.4 tankers during the prior year.

                                                      2003           2004
                                                      ----           ----
Dollars in thousands
Voyage revenues...................................  $23,085         $93,829
Less Voyage expenses..............................   (5,937)        (16,898)

Net voyage revenues...............................  $17,148         $76,931
                                                    ========        =======

         The following describes our charter revenues for 2004 as compared to the prior year:

        o Average daily TCE rate increased by $12,625, or 111.7%, to $23,929 for 2004 compared to $11,304 for the prior year.

        o $32,138,000, or 41.7%, of net voyage revenue was generated by time charter contracts and $44,793,000, or 58.3%, of net voyage revenue was generated in the spot market during 2004, compared to $7,506,000, or 43.9%, of net voyage revenue generated by time charter contracts, and $9,642,000, or 56.1%, of net voyage revenue generated in the spot market during the prior year.

        o Tankers operated an aggregate of 1,780 days, or 55.4%, on time charter contracts and 1,435 days, or 44.6%, in the spot market during 2004, compared to 543 days, or 35.8%, on time charter contracts and 974 days, or 64.2%, in the spot market during the prior year.

        o Average daily time charter rate was $18,055 for 2004 compared to average daily time charter rate of $13,824 for the prior year.

        o Average daily spot rate was $31,215 for 2004 compared to average daily spot rate of $9,899 for the prior year.

         VESSEL OPERATING EXPENSES -- Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $8.5 million, or 101.2%, to $16.9 million for 2004 compared to $8.4 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, which increased 118.2% between the periods. Daily vessel operating expenses per tanker decreased by $439, or 8.4%, to $4,794 for 2004 compared to $5,233 for the prior year. This decrease is the result of lower crewing and insurance expenses associated with the economies of scale of operating a larger fleet during the year, compared to the previous year and the subcontracting of the day to day technical management, crewing and certain purchasing functions of our vessels to V.Ships Management Limited and Unicom Management during the third quarter of 2004. Our vessel operating expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry.

         MANAGEMENT FEES, SUB-MANAGER FEES AND GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses, which include all of our onshore expenses, the fees that Primal Tankers Inc., our former management company, charged to manage our vessels, and the fees paid to V.Ships Management Limited and Unicom Management, increased by $6.8 million, or 377.8%, to $8.6 million for 2004 compared to $1.8 million for the prior year. This increase is due to increased staff and additional administrative costs in connection with the operation of our larger fleet, and the duties typically associated with public companies and to the compensation of our senior management and directors, which was in the aggregate amount of $4.4 million. Daily general and administrative expenses per tanker increased $1,311, or 116.2%, to $2,439 for 2004 compared to $1,128 for the prior year.

         FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $75,000 foreign currency loss for 2004 compared to a loss of $105,000 for the prior year.

         GAIN ON SALE OF VESSELS--During the last quarter of 2004 we sold the vessels M/T Tireless and M/T Med Prologue and we realized a total gain of $638,000.

         DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers, office furniture and equipment as well as amortization of drydockings, increased by $10.4 million, or 247.6%, to $14.6 million for 2004 compared to $4.2 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, the increase in the book value of our fleet as a result of our acquisitions of tankers during 2004, and the amortization of capitalized expenses associated with drydockings that occurred for the first time to vessels that are part of our fleet.

                                                             2003      2004
                                                             ----      ----
Dollars in thousands
Vessels depreciation expense............................... $3,604   $13,073
Office furniture and equipment depreciation expense........      0        35
Amortization of drydockings................................   $599     1,514
                                                           -------   -------
                                                            $4,203   $14,622

         Depreciation of vessels increased by $9.5 million, or 263.9%, to $13.1 million for 2004 compared to $3.6 million for the prior period. This increase is due to the increase in the book value of our fleet as a result of our acquisitions of tankers during 2004 compared to the prior year.

         Amortization of drydockings increased by $0.9 million, or 150.0%, to $1.5 million for 2004 compared to $0.6 million for the prior year. This increase includes amortization associated with $7.4 million of capitalized expenditures relating to our tankers during 2004 compared to $2.4 million of capitalized expenditures during the prior year. This increase is the result of the amortization of capitalized expenses associated mainly with drydockings which took place after September 30, 2004, all of which relate to tankers which have capitalized drydocking expenditures for the first time since we acquired them. We anticipate that the amortization associated with drydockings will continue to increase in 2005 due to the increase in the average number of tankers in our fleet, the increase in costs associated with drydockings, and that we are currently drydocking vessels for the first time since these vessels became part of our fleet.

         NET INTEREST EXPENSE--Net interest expense increased by $3.4 million, or 261.5%, to $4.7 million for 2004 compared to $1.3 million for the prior year. This increase is the result of the increase in our weighted average outstanding debt as a result of our acquisitions of tankers. Net interest expense is anticipated to continue to increase in 2005 as a result of the debt that we incurred in connection with our acquisition of additional tankers.

         OTHER NET--We recognized a gain of $0.1 million during 2004 compared to a gain of $0.4 million during the prior year. The amount relating to 2003 relates to the excess amount the Company received in connection with a claim for damages to its vessels compared to the actual costs associated with the repairs.

         NET INCOME--Net income was $32.8 million for 2004 compared to net income of $1.6 million for the prior year.

Year ended December 31, 2003 compared to the year ended December 31, 2002

         VOYAGE REVENUES--Voyage revenues increased by $11.7 million, or 102.6%, to $23.1 million for 2003 compared to $11.4 million for the prior year. This increase is due to the acquisition of M/T Fearless and M/T Tireless in February and June 2003, respectively, which contributed $7.6 million in voyage revenues and the overall stronger spot market during 2003 which increased the voyage revenues generated by the remaining vessels to $15.5 million in 2003 from $11.4 million in 2002.

         VOYAGE EXPENSES--Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, increased $2.6 million, or 78.8%, to $5.9 million for 2003 compared to $3.3 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet during 2003 compared to the prior year, as well as the increase in the cost of fuel to operate the tankers.

         NET VOYAGE REVENUES--Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $9.0 million, or 111.1%, to $17.1 million for 2003 compared to $8.1 million for the prior year. This increase is the result of the increase in the average number of tankers in our fleet and the overall stronger spot market during 2003 compared to the prior year. The average number of tankers in our fleet increased 51.7%, to 4.4 tankers compared to 2.9 tankers for 2003 compared the prior year.

                                                       2002            2003
                                                       ----            ----
Dollars in thousands
Voyage revenues...................................    $11,426         $23,085
Less Voyage expenses..............................     (3,311)         (5,937)
                                                      --------        -------

Net voyage revenues...............................     $8,115         $17,148
                                                     ========         =======

         The following describes our charter revenues for 2003 as compared to the prior year:

        o Average daily TCE rate increased by $2,860, or 33.9%, to $11,304 for 2003 compared to $8,444 for the prior year.

        o $7,506,000, or 43.9%, of net voyage revenue was generated by time charter contracts and $9,642,000, or 56.1%, of net voyage revenue was generated in the spot market during 2003, compared to $1,977,000, or 24.7%, of net voyage revenue generated by time charter contracts, and $6,137,000, or 75.3%, of net voyage revenue generated in the spot market during the prior year.

        o Tankers operated an aggregate of 543 days, or 35.8%, on time charter contracts and 974 days, or 64.2%, in the spot market during 2003, compared to 160 days, or 16.6%, on time charter contracts and 801 days, or 83.4%, in the spot market during the prior year.

        o Average daily time charter rate was $13,824 for 2003 compared to average daily time charter rate of $12,359 for the prior year.

        o Average daily spot rate was $9,899 for 2003 compared to average daily spot rate of $7,662 for the prior year.

         VESSEL OPERATING EXPENSES -- Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $3.9 million, or 86.7%, to $8.4 million for 2003 compared to $4.5 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, which increased 51.7% between the periods. The lower rate of increase in vessel operating expenses relative to the increase in the average number of tankers in our fleet and the growth in the average size of the tankers that comprised our fleet during 2003 compared to 2002 is primarily due to the lower maintenance and repair expenses during 2002. Daily vessel operating expenses per tanker increased by $864, or 19.8%, to $5,233 for 2003 compared to $4,369 for the prior year. This increase is the result of the growth in the average size of the tankers in our fleet, as larger tankers are inherently more expensive to operate, and as a result of the low vessel operating expenses incurred during 2002 described above. The increase in daily vessel operating expenses was the result of the growth in the average size of the tankers in our fleet and the percentage of Suezmax tankers that comprise our fleet. Suezmax tankers are larger and inherently more expensive to operate than product tankers. Our vessel operating expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry.

         GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses, which is primarily the fees that Primal Tankers Inc. charged to manage our vessels, increased by $1.0 million, or 125.0%, to $1.8 million for 2003 compared to $0.8 million for the prior year. This increase is due to an increase in the management fee charged by Primal Tankers Inc. as a result of the increase in the payroll expenses including the increase in the number of its personnel arising from the increase in the average number of tankers in our fleet, which increased 51.7%, during 2003 compared to the prior year. Daily general and administrative expenses per tanker increased $345, or 44.1%, to $1,128 for 2003 compared to $783 for the prior year, this increase is due to an increase in the management fee charged by Primal Tankers Inc. as a result of the increase in the payroll expenses including the increase in the number of personnel arising from the increase in the average number of tankers in our fleet, which increased 51.7%, during 2003 compared to the prior year. We did not pay any compensation to the members of our senior management or our directors during the year ended December 31, 2003.

         FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $105,000 foreign currency loss for 2003 compared to a loss of $62,000 for the prior year.

         DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers as well as amortization of drydockings, increased by $1.8 million, or 75.0%, to $4.2 million for 2003 compared to $2.4 million for the prior year. This increase is primarily due to the increase in the average book value of our fleet as a result of our acquisitions of tankers during 2003, and the amortization of capitalized expenses associated with drydockings that occurred for the first time to vessels that are part of our fleet.

                                                          2002      2003
                                                          ----      ----
Dollars in thousands
Vessels depreciation expense............................   $2,213    $3,604
Amortization of drydockings.............................     $177      $599
                                                             ----      ----
                                                           $2,390    $4,203

         Depreciation of vessels increased by $1.4 million, or 63.6%, to $3.6 million for 2003 compared to $2.2 million for the prior period. This increase is due to the increase in the book value of our fleet as a result of our acquisitions of tankers during 2003 compared to the prior year.

         Amortization of drydockings increased by $0.4 million, or 200.0%, to $0.6 million for 2003 compared to $0.2 million for the prior year. This increase includes amortization associated with $2.4 million of capitalized expenditures relating to our tankers during 2003 compared to $0.5 million of capitalized expenditures during the prior year.

         NET INTEREST EXPENSE--Net interest expense increased by $0.3 million, or 30.0%, to $1.3 million for 2003 compared to $1.0 million for the prior year. This increase is the result of the increase in our weighted average outstanding debt as a result of our acquisitions of tankers during 2003. The magnitude of the increase in net interest expense relative to the increase in our weighted average outstanding debt was mitigated by the overall lower interest rate environment during 2003 compared to the prior year.

         OTHER NET--We recognized a gain of $0.4 million during 2003 compared to a gain of $0.9 million during the prior year. These gains relate to the excess amount the Company received in connection with a claim for damages to its vessels compared to the actual costs associated with the repairs.

         NET INCOME--Net income was $1.6 million for 2003 compared to net income of $0.2 million for the prior year.

Liquidity and capital resources

         Since our formation, our sources of funds have been equity provided by our shareholders, long-term borrowings and operating cash flows. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings and equity financings to implement our growth plan. We believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for the next year.

         Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

         On July 23, 2004, the Company completed its initial public offering on the Nasdaq National Market. In this respect, 12,258,570 shares of common stock were issued at $11.00 per share. The net proceeds of the initial public offering totaled $124.4 million of which approximately $112.1 million were used to acquire 10 double-hull tankers, consisting of 8 Handymax and 2 Suezmax product tankers, and approximately $12.3 million for general corporate purposes. In addition, 20,000 shares of common stock were sold in a private transaction to Sovereign Holdings, a company owned by our Chief Executive Officer, at the same price as those sold to the public.

         On November 5, 2004, the Company completed a follow-on offering of its common stock on the Nasdaq National Market. In this respect, 9,552,420 shares of common stock were issued at $15.50 per share. 822,581 of these shares of our common stock were issued to Kingdom Holdings. The net proceeds of the follow-on offering totaled $139.4 million of which approximately $116.7 million were used for the acquisition of 5 double-hull Suezmax tankers, and approximately $22.7 million were used to repay a portion of our debt.

         Cash and cash equivalents increased $112.5 million to $114.8 million as of December 31, 2004 compared to $2.3 million as of December 31, 2003. That increase includes a portion of the proceeds of our follow-on offering on November 5, 2004, which have been used, prior and subsequent to December 31, 2004, to finance the acquisition of 5 Suezmax tankers. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital surplus was $98.2 million as of December 31, 2004, compared to a working capital deficit of $4.1 million as of December 31, 2003. The current portion of long-term debt, net of unamortized deferred financing costs, included in our current liabilities was $19.5 million and $4.0 million as of December 31, 2004 and December 31, 2003, respectively.

         EBITDA,  as defined in Footnote 3 to the "Selected  Financial  Data" in
Item 3 above, increased by $44.9 million, or 623.6%, to $52.1 million for 2004 compared to $7.2 million for the prior year. This increase is due to the growth of our fleet and the overall stronger tanker market during 2004 compared to the prior year.

         EBITDA, increased by $3.6 million, or 100.0%, to $7.2 million for 2003 compared to $3.6 million for the prior year. This increase is due to the growth of our fleet and the overall stronger tanker market during 2003 compared to the prior year.

         NET CASH FROM OPERATING ACTIVITIES--increased 483.7% to $28.6 million during 2004, compared to $4.9 million during the prior year. This increase is primarily attributable to net income of $32.8 million and depreciation and amortization, which includes depreciation for vessels, depreciation for office furniture and equipment, amortization of deferred drydocking costs and amortization of deferred financing fees, of $15.4 million for 2004, compared to net income of $1.6 million and depreciation and amortization of $4.3 million during the prior year.

         NET CASH USED IN INVESTING ACTIVITIES--was $344.9 million during 2004 compared to net cash used in investing activities of $19.7 million during the prior year. During 2004, we expended $327.6 million for the acquisition of 12 tankers, compared to expending $19.6 million for the acquisition of 2 tankers during the prior year.

         NET CASH FROM FINANCING ACTIVITIES--was $428.7 million during 2004 compared to net cash from financing activities of $17.0 million during the prior year. The change in cash provided by financing activities relates to the following:

        o Net proceeds from borrowing under long-term debt were $281.9 million in connection with the acquisition of 4 Suezmax tankers and 8 product tankers during 2004 compared to $25.9 million in connection with our acquisition of 2 product tankers during the prior year.

        o Principal repayments of long-term debt were $119.5 million during 2004 compared to $14.3 million during the prior year.

        o Net issuance of common stock and capital contributions to additional paid in capital were $281.1 million during 2004 compared to $6.5 million during the prior year as a result of our initial public offering on July 23, 2004 and our follow-on offering on November 5, 2004.

        o Dividends of $2.3 million paid during 2004 compared to $0.6 million paid during the prior year.

         NET CASH FROM OPERATING ACTIVITIES--increased 104.2% to $4.9 million during 2003, compared to $2.4 million during the prior year. This increase is primarily attributable to net income of $1.6 million and depreciation and amortization of $4.3 million for 2003 compared to net income of $0.2 million and depreciation and amortization of $2.5 million during the prior year.

         NET CASH USED IN INVESTING ACTIVITIES--was $19.7 million during 2003 compared to net cash used in investing activities of $18.3 million during the prior year. During 2003, we expended $19.6 million for the acquisition of two tankers, compared to expending $18.5 million for the acquisition of one tanker during the prior year.

         NET CASH FROM FINANCING ACTIVITIES--was $17.0 million during 2003 compared to net cash from financing activities of $14.2 million during the prior year. The change in cash provided by financing activities relates to the following:

        o Net proceeds from borrowing under long-term debt were $25.9 million in connection with the acquisition of 2 product tankers during 2003 compared to $15.6 million in connection with our acquisition of 1 product tanker during the prior year.

        o Principal repayments of long-term debt were $14.3 million during 2003 compared to $2.6 million during the prior year.

        o Capital contributions to additional paid in capital was $6.5 million during 2003 compared to $2.3 million during the prior year.

Summary of Contractual Obligations

         The following table sets forth our contractual obligations and their maturity dates as of December 31, 2004.

                                                           Payments due by period

                                                                    2-3         4-5        More than
Contractual Obligations:                Total        1 year        years       years        5 years
-----------------------                 -----        ------        -----       -----        -------
                                                             (in thousands of $)
Long term debt                           197,000      20,000       40,000      40,000       97,000
Operating leases                           3,438         622        1,244       1,244          328
Vessel Acquisitions                      230,850     230,850            -           -            -
Total                                    431,288     251,472       41,244      41,244       97,328
-----                                    -------     -------       ------      ------       ------

         As of December 31, 2004, the outstanding balance of our credit facility with the Royal Bank of Scotland, which we refer to as the initial credit facility, was $197.0 million, maturing in 2012. The interest rate for the first $98.5 million is LIBOR, whereas with respect to the remaining $98.5 million, we have entered into a four year swap agreement with the Royal Bank of Scotland for a fixed interest rate of 3.61%. In addition to these interest rates, the outstanding amount is subject to a bank spread, which will be adjusted quarterly to 100 basis points if the ratio of the outstanding loan balance to the aggregate market value of our vessels securing the loan is less than or equal to 60%; 112.5 basis points if this ratio is greater than 60% but less than 70%; or 125 basis points if this ratio is greater than 70%. The initial credit facility is collateralized by mortgages on 15 of the vessels in our fleet.

         The initial credit facility contains, among other things, financial covenants requiring us to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 130% of the aggregate outstanding principal amount under the loan and to maintain minimum liquid funds with the lender of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet. We are permitted to pay dividends under the loan so long as we are not in default of a loan covenant.

         We are obligated to repay the principal amount in 16 consecutive semi-annual installments of $10.0 million, each commencing on March 31, 2005, together with a balloon payment of $37.0 million payable with the final installment. Our initial credit facility allows us, subject to certain conditions, to defer up to two non-consecutive payments of the first ten scheduled principal payments of $10.0 million each, provided that a fee of 1% shall be payable on any deferred installment and a maximum of $20.0 million may be deferred at any time.

         TOP Tanker Management, our wholly-owned subsidiary, is responsible for the chartering, operational and technical management of our tanker fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries. As of December 31, 2004, TOP Tanker Management has subcontracted the day to day technical management, crewing and certain purchasing functions of 10 of the vessels in our tanker fleet to Unicom Management, a ship management company operating in Cyprus, and has subcontracted the day to day technical management and crewing of 5 of the vessels in our tanker fleet to V.Ships Management Limited, a ship management company operating in Glasgow, Scotland. TOP Tanker Management pays a monthly fee of $14,000 per vessel under its agreements with Unicom Management and a monthly fee of $10,000 per vessel under its agreements with V.Ships Management. Under the terms of these agreements, Unicom Management and V.Ships Management agreements may be terminated at any time upon 3 months notice.

         In July 2004, we entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of our Chief Executive Officer. The agreement is for a duration of six years initially, with an option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation effective January 1, 2006. The total minimum rental payable under this lease for the six years ending December 31, 2010, before any adjustment for inflation and translated using the exchange rate of US$/Euro on December 31, 2004, is approximately $3.4 million.

         Other major capital expenditures include funding our maintenance program of regularly scheduled intermediate survey or special survey drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that these vessels which are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey drydocking and that vessels are to be drydocked every five years, while vessels 15 years or older are to be drydocked for an intermediate survey every 2.5 years in which case the additional intermediate survey drydockings take the place of in-water surveys.

         During 2004, we had 250 off hire days associated with 5 drydockings. During 2003 we had 83 off hire days associated with 2 drydockings. Each intermediate survey drydocking is estimated to require approximately 25 days and each special survey drydocking is estimated to require approximately 35 days. In addition to the costs described above, drydockings result in off hire time for a vessel, during which the vessel is unable to generate revenue. Off hire time includes the actual time the vessel is in the shipyard as well as ballast time to the shipyard from the port of last discharge. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing.

Recent developments

         New Credit Facilities:

         Royal Bank of Scotland Facility:

         In February 2005, we entered into a financing agreement with the Royal Bank of Scotland, to which we refer as the new credit facility, to partially finance the acquisition of 3 of the 5 additional Suezmax tankers acquired in connection with the follow-on offering of our common shares (the M/T Priceless, the M/T Noiseless and the M/T Faultless), 4 Handymax tankers (the M/T Taintless, the M/T Dauntless, the M/T Soundless and the M/T Topless) and to refinance the then outstanding balance of our initial credit facility. The new credit facility was for the amount of $424.8 million divided into three tranches of $197.0 million, $83.8 million and $144.0 million (Tranches A, B and C, respectively). The $197.0 million tranche is payable in 16 equal consecutive semi-annual installments of $10.0 million each, beginning on March 31, 2005, together with a balloon payment of $37.0 million payable with the final installment. The $83.8 million tranche is payable in 14 varying semi-annual installments beginning on July 31, 2005, together with a balloon payment of $17.0 million payable with the final installment. The $144.0 million tranche is payable in 17 semi-annual installments of $6.3 million, beginning on November 30, 2005, together with a balloon payment of $36.9 million payable with the final installment. Additional terms and conditions of the new credit facility are as follows:

         The initial interest rate on the new credit facility is 100 basis points over LIBOR. The interest rate will be adjusted quarterly to 112.5 basis points over LIBOR if the Security Value (as defined in the new credit facility) is less than 167% of the loan but greater than or equal to 143% of the loan; or 125 basis points over LIBOR if the Security Value (as defined in the new credit facility) is less than 143% of the loan. The new credit facility is collateralized by a first priority mortgage on each of the 15 vessels we owned as of December 31, 2004, and on each of the 4 Handymax tankers and 3 Suezmax tankers mentioned above.

         The new credit facility contains, among other things, financial covenants requiring us to: ensure that the aggregate market value of our fleet at all times exceeds 130% of the aggregate outstanding principal amount under the new credit facility; maintain minimum liquid funds with the lender of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet; ensure that our total assets minus our debt will not at any time be less than $200.0 million and at all times exceed 35% of our total assets; ensure that EBITDA (as defined in the new credit facility) will at all times exceed 120% of the aggregate of interest expenses and debt due at a particular period; and meet minimum working capital requirements. The new credit facility also contains general covenants that require us to maintain adequate insurance coverage and obtain the bank's consent before we incur new indebtedness that is secured by the vessels mortgaged thereunder. In addition, the new credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the vessels mortgaged thereunder be managed by TOP Tanker Management, which will subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Unicom Management and any other company acceptable to the lender. We will be permitted to pay dividends under the new credit facility so long as we are not in default of a loan covenant.

         We paid a fee of 1.0%, 1.0% and 0.75% of the amount of Tranche A, B and C, respectively of the loan on the date that we signed the loan agreement, and a commitment fee of 0.25% per annum shall accrue on the amount of the undrawn balance from the date that we signed the offer letter which shall be payable one month in arrears and on the date of the drawdown.

         DVB Facility:

         In March 2005, we entered into a credit facility with DVB Bank, to which we refer as the DVB credit facility, for a total of $56.5 million, to finance the purchase of 2 Suezmax tankers, the M/T Stopless and the M/T Stainless. The loan is payable in 28 varying quarterly installments beginning on July 29, 2005 and a balloon payment of $10.2 million, payable together with the last installment. The interest rate on the DVB credit facility is 125 basis points over LIBOR. Beginning on the date of the credit facility and ending on the final drawdown date, we will pay the lender a quarterly fee of 0.25% of the average undrawn amount of the loan for the quarter. The DVB credit facility is collateralized by a first priority mortgage on the M/T Stopless and the M/T Stainless. A fee of 1% was paid upon drawdown of the loan.

         The DVB credit facility contains, among other things, financial covenants requiring us to: ensure that the aggregate market value of the mortgaged vessels is equal to at least 130% of the outstanding principal amount under the loan, ensure that our total assets minus our debt will not at any time be less than $200.0 million or 35% of our total assets, to ensure that our EBITDA (as defined in the DVB credit facility agreement) will not at any time be less than 120% of the aggregate of interest expenses and debt due at a particular period, and maintain certain minimum liquid funds of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet. In addition, the DVB credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the mortgaged vessels are managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Unicom Management or any other company acceptable to the lender.

         Interest Rate Swaps

         In connection with the new credit facility discussed above, we entered into interest rate swap agreements, effective on March 31, 2005: (i) for the initial amount of $93.5 million and for a period of five years, with a fixed interest rate of 4.72% plus the applicable bank margin; (ii) for the initial amount of $27.9 million and for a period of four years, with a fixed interest rate of 4.58% plus the applicable bank margin; and (iii) for the initial amount of $36.5 million and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin.

         Vessels'Acquisitions and Vessel's Sale

         On February 23, 2005, we entered into an agreement for the acquisition of the M/T Topless for $39.0 million, a 47,262 Dwt, double-hull Handymax tanker, built in 1998 by Onomichi Dockyard Co., Ltd., of Japan. TOP Tanker Management has undertaken the technical management of this vessel. The M/T Topless was delivered on April 26, 2005.

         On March 4, 2005 we entered into an agreement for the acquisition of 3 double-hull Handymax tankers, the 46,217 dwt M/T Taintless, the 46,168 dwt M/T Dauntless and the 46,185 dwt M/T Soundless for the total amount of $124.5 million. The vessels are sisterships, built in 1999, by Hyundai Heavy Industries Co., Ltd., of the Republic of Korea. TOP Tanker Management has undertaken the management of the M/T Soundless and has subcontracted the day to day technical management and crewing of the remaining two vessels to V.Ships. The M/T Taintless, the M/T Dauntless and the M/T Soundless were delivered on March 21, March 24 and and April 19, 2005, respectively.

         On March 16, 2005, we agreed to sell our final remaining single-hull vessel, the M/T Yapi, for $8.6 million. On March 29, 2005, we also entered the vessel into a bareboat charter with the purchasers until August 31, 2005, the vessel's delivery date (originally scheduled July 31, 2005). We received an advance payment of $1.0 million from the purchasers as a security of their obligation to purchase the vessel and we will also be paid a daily bareboat hire of $6,000 under the charter.

         Following the agreement to sell our final remaining single-hull vessel, we currently own and operate a fleet of 23 vessels, consisting of 14 double-hull Handymax tankers and 9 double-hull Suezmax tankers. Four of our Handymax tankers were delivered in March and April 2005 and 5 of our Suezmax tankers were purchased in connection with the proceeds of the following-on offering of our common stock in November 2004.

         Fleet Management

         TOP Tanker Management is responsible for the chartering, operational and technical management of our tanker fleet under management agreements with us. TOP Tanker Management has undertaken the technical management of 2 of the vessels in our current fleet and has subcontracted the day to day technical management, crewing and certain purchasing functions of 11 of the vessels in our tanker fleet to Unicom Management, an unaffiliated ship management company operating in Cyprus, and has subcontracted the day to day technical management and crewing of 10 of the vessels in our current fleet to V.Ships Management Limited, an unaffiliated ship management company operating in Glasgow, Scotland. TOP Tanker Management may subcontract the technical management of vessels acquired in the future to other third party technical management companies.

         London Office

         On February 2, 2005, TOP TANKERS (UK) LIMITED, a newly established wholly-owned subsidiary to be engaged in the chartering of our vessels, entered into a lease for office space in London for Pounds Sterling 10,000 per month, from an unrelated third party. The lease will end on December 31, 2005.

         Dividends

         On January 12, 2005, we paid the first dividend on our common shares of $0.21 per share to shareholders of record as of December 22, 2004. On March 16, 2005, we declared a dividend on our common shares of $0.21 per share that was paid on April 12, 2005, to shareholders of record of our common shares as of March 31, 2005. On June 22, 2005, we declared a dividend on our common shares of $0.21 per share that will be paid on July 20, 2005, to shareholders of record of our common shares as of July 7, 2005.

         Critical Accounting Policies

         The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

         Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

         Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipowners. Depreciation is based on cost of the vessel less its residual value which is estimated to be $160 per light-weight ton. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations become effective.

         Deferred drydock costs. Our vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessels are operating approximately every 30 to 60 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard; cost of fuel consumed between the vessel's last discharge port prior to the drydock and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock; cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with industry practice, and that our policy of capitalization reflects the economics and market values of the vessels.

         Impairment of long-lived assets. We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value including unamortized drydock costs. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydock costs, the carrying value is written down, by recording a charge to operations, to the fair market value if the fair market value is lower than the vessel's carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

         Allowance for doubtful accounts. Revenue is based on contracted voyage and time charter parties and, although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute, mainly over terms, calculation and payment of demurrages. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Off Balance Sheet Arrangements

         We did not have any off-balance sheet arrangements, as of December 31, 2004.

ITEM 6.  Directors, senior management and employees

Directors and Executive Officers

         Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name                           Age  Position
----                           ---  --------

Thomas F. Jackson .............56  Director and Chairman of the Board
Evangelos J. Pistiolis ........32  Director, President and Chief Executive
                                   Officer
Stamatios N. Tsantanis ........33  Director and Chief Financial Officer
Vangelis G. Ikonomou ..........40  Director and Executive Vice President
Michael G. Docherty ...........46  Director
Christopher J. Thomas .........44  Director
Roy Gibbs .....................56  Director
Stavros Emmanuel...............63  Chief Operating Officer of TOP Tanker
                                   Management
George Goumopoulos.............56  Chief Technical Officer of TOP Tanker
                                   Management
Eirini Alexandropoulou ........33  Secretary

Biographical information with respect to each of our directors and executives is set forth below.

         Thomas F. Jackson is the Chairman of our board of directors. In 2000, Mr. Jackson established Paralos Finance Corporation as a provider of financial consultancy services to select shipping companies. From 1967 to 1999, Mr.
Jackson served in a number of capacities with National Westminster Bank, including head of shipping in Greece. Mr. Jackson is an Associate of the Chartered Institute of Bankers (ACIB).

         Evangelos J. Pistiolis founded our company in 2000, is our President and Chief Executive Officer and serves on our board of directors. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of drybulk carriers. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

         Stamatios N. Tsantanis is our Chief Financial Officer and serves on our board of directors. Mr. Tsantanis was employed by Alpha Finance, a member of the Alpha Bank group, a leading Greek financial institution, from 1999 to 2004. In his capacity as a senior investment banker he participated in a number of equity, debt and convertible securities offerings in Europe and the United States in the transportation sector and shipping in particular. Prior to that, Mr. Tsantanis worked in the operations department of Athlomar Shipping and Trading. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.

         Vangelis G. Ikonomou is our Executive Vice President and serves on our board of directors. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

         Michael G. Docherty serves on our board of directors. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 23 years of international experience handling maritime insurance claims.

         Christopher J. Thomas serves on our board of directors. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also the Chief Financial Officer of Dryships Inc. and serves on the board of directors of Omninet International Limited, each of which is a publicly traded company with shares registered under the Securities Exchange Act of 1934, as amended. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd., which is also a publicly traded company with securities registered under the Securities Exchange Act of 1934. Prior to joining Excel, Mr. Thomas was the Chief Financial Officer of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

         Roy Gibbs serves on our board of directors. Mr. Gibbs has been the chief executive officer of Standard Chartered Grindlays Bank, Greece, formerly ANZ Grindlays, since 1992. From 1988 to 1992, Mr. Gibbs was the chief manager of domestic banking at ANZ Grindlays, London. Prior to that he was assistant director for property, construction and shipping at ANZ London. Mr. Gibbs joined National and Grindlays Bank in 1965.

         Captain Stavros Emmanuel is the Chief Operating Officer of TOP Tanker Management. Prior to joining TOP Tanker Management, Captain Emmanuel served as General Manager of Primal Tankers Inc., where his responsibilities included chartering, operations and technical management. Prior to joining Primal Tankers in 2000, Captain Emmanuel worked in various management capacities for Compass United Maritime Container Vessels. Captain Emmanuel obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropirgos, Greece and earned a Master Mariners degree in 1971.

         George Goumopoulos is the Chief Technical Officer of TOP Tanker Management. Prior to joining TOP Tanker Management, Mr. Goumopoulos served as Technical Manager of Primal Tankers Inc. From 1981 to 2003. Mr. Goumopoulos worked for Athenian Sea Carriers as Fleet Manager, Deputy Technical Manager and finally as Technical Manager. Mr. Goumopoulos holds a Bachelor degree from the University of Michigan, USA in Marine Engineering and Naval Architecture, where he also completed his postgraduate studies in the same fields. He holds a Diploma from NTUA (EMA Athens) in Marine Engineering and Electrical Engineering.

         Eirini Alexandropoulou is our Secretary. Ms. Alexandropoulou's principal occupation for the past 5 years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Ms. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Ms. Alexandropoulou served as a legal advisor to Belize's ship registry office in Piraeus. Ms. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.

Committees of the Board of Directors

         We have established an audit committee comprised of three members, which pursuant to a written audit committee charter, is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the Nasdaq National Market. The members of the audit committee are Messrs. Docherty, Gibbs and Thomas. While the Company is exempt from the requirement to have an audit committee financial expert, both Mr. Thomas and Mr. Gibbs meet the qualifications of an audit committee financial expert.

Compensation of Directors and Senior Management

         We did not pay any compensation to members of senior management or our directors for the fiscal year ended December 31, 2002 or for the fiscal year ended December 31, 2003. We did not pay any benefits in 2002 or 2003. During the fiscal year ended December 31, 2004, we paid to the members of our senior management and to our directors aggregate compensation of $4.4 million. We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

         In April 2005 our board of directors has adopted the TOP Tankers Inc. 2005 Stock Incentive Plan, or the Plan, under which our officers, key employees and directors may be granted options to acquire common stock. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by our board of directors. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our board of directors. The Plan will expire 10 years from the date of its adoption.

Employees

         As of December 31, 2004, we had 3 employees, while our wholly-owned subsidiary, TOP Tanker Management, employed approximately 35 employees, all of whom are shore-based. As of December 31, 2004 we employed also 357 sea going employees, indirectly through our sub-managers.

Share ownership

         The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board practices and exemptions from Nasdaq corporate governance rules

         The Company has certified to Nasdaq that its corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, the Company is exempt from all of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal written audit committee charter. The practices followed by the Company in lieu of Nasdaq's corporate governance rules are described below.

        o In lieu of a compensation committee comprised of independent directors, the full Board of Directors determines compensation.

        o In lieu of a nomination committee comprised of independent directors and a formal written charter addressing the nominations process, the full Board of Directors, as set forth in the Company's by-laws, regulates nominations.

        o The Company holds annual meetings of shareholders under the BCA, similar to Nasdaq requirements.

        o In lieu of obtaining an independent review of related party transactions for conflicts of interests, the disinterested members of the Board of Directors approve related party transactions under the BCA.

        o In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company complies with provisions of the BCA providing that the Board of Directors approves share issuances.

        o In lieu of holding regularly scheduled meetings at which only independent directors are present, the Company's Board does not hold regularly scheduled meetings at which only independent directors are present.

         The Company complies with the Nasdaq corporate governance requirements pertaining to the board of directors, a majority of which must be independent, the disclosure of a going concern audit opinion, the distribution of annual and interim reports; shareholder meetings, quorum, peer review, and direct registration program and the disclosure of a notification of material non-compliance.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major shareholders.

         The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of capital stock owned by our officers and directors as of March 31, 2005. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

                                                                                           Amount          Percent
Title of Class                                Identity of Person or Group                  Owned           of Class
--------------                                ---------------------------                  -----           --------
Common Stock, par value $.01 per share        Kingdom Holdings Inc.*                       4,007,357       14.4%
                                              FMR Corp.                                    3,297,400       11.8%
                                              Evangelos Pistiolis**                        1,236,130        4.4%
                                              Officers and directors other than
                                              25,000 0.0009%                                  25,000        0.1%
                                                  Evangelos Pistiolis
                                              All officers and directors as a group        1,261,130        4.5%

* A company owned primarily by adult relatives of our President, Chief Executive Officer and Director, Evangelos Pistiolis.

** By virtue of the shares owned indirectly through Sovereign Holdings Inc., a company wholly-owned by Evangelos Pistiolis.

Related party transactions.

         In July 2004, we entered into an agreement to lease office space in Athens, Greece, from Pyramis Technical Co. SA, which is wholly owned by the father of our Chief Executive Officer. The agreement is for a duration of six years initially, with an option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation effective January 1, 2006. The total minimum rental payable under this lease for the six years ending December 31, 2010, before any adjustment for inflation and translated using the exchange rate of US$/Euro on December 31, 2004, are approximately $3.4 million.

         Up to June 30, 2004, the ship-owning companies had a management agreement with Primal Tankers Inc., which was wholly owned by the father of the Company's Chief Executive Officer, under which management services were provided in exchange for a fixed monthly fee per vessel, which was renewed annually. The fees charged by Primal Tankers Inc. during 2002, 2003 and 2004 amounted to $0.7 million, $1.7 million and $1.1 million, respectively. During 2004, Top Tanker Management Inc. acquired from Primal Tankers Inc. office furniture and equipment for a consideration of $0.5 million.

         Interests of experts and counsel.

         Not applicable.

ITEM 8.  Financial Information.

Consolidated Statements and Other Financial Information.

         See Item 18.

Dividend Policy

         While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay regular cash dividends on a quarterly basis.

         Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of applicable law affecting the payment of distributions to shareholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. The laws governing us and our subsidiaries generally prohibit the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent.

         Significant Changes.

         Not Applicable.

ITEM 9.  The Offer and Listing.

Price Range of Common Stock

         The trading market for our common stock is the Nasdaq National Market, on which the shares are listed under the symbol "TOPT." The following table sets forth the high and low closing prices for our common stock since our initial public offering of common stock at $11.00 per share on July 23, 2004, as reported by the Nasdaq National Market. The high and low closing prices for our common stock for the periods indicated were as follows:

For the Fiscal Year Ended December 31, 2004
(beginning July 23, 2004)
                                                            HIGH        LOW
                                                            ----        ---
                                                           $24.14      $10.51

For the Quarter Ended
September 30, 2004 (beginning July 23, 2004) .........      16.55       10.51
December 31, 2004.....................................      24.14       14.70

For the Month:                                              HIGH        LOW
                                                            ----        ---
October 2004..........................................     $19.40      $14.70
November 2004.........................................      24.14       15.29
December 2004.........................................      22.88       15.60
January 2005..........................................      17.15       14.25
February 2005.........................................      22.00       16.95
March 2005............................................      21.67       17.10
April 2005............................................      19.38       14.86

ITEM 10. Additional Information

         Articles of Incorporation and Bylaws. Our purpose, as stated in Section B of our Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

         Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by shareholders holding not less than one-tenth of all the outstanding shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

         Directors. Our directors are elected by a majority of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

         The board of directors must consist of at least one member. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board. Each director shall be elected to serve until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

         Dissenters'  Rights  of  Appraisal  and  Payment.  Under  the  Business
Corporation Act of the Republic of the Marshall Islands, or BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

         Shareholders' Derivative Actions. Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

         Anti-takeover Provisions of our Charter Documents. Several provisions of our articles of incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

         Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

         Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

         Our articles of incorporation prohibit cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

         Our articles of incorporation and our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our articles of incorporation and our by-laws provide that, subject to certain exceptions, only our board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Material Contracts

         There were no material contracts that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this annual report.

Exchange controls

         The Marshall Islands imposes no exchange controls on non-resident corporations.

Tax Considerations

         The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the United States dollar, may be subject to special rules. You should consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

         In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

         In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below treats the Treasury Regulations promulgated in August of 2003 interpreting Code Section 883, which we refer to as the regulations, as being currently in effect even though the American Jobs Creation Act signed into law by President Bush in October 2004, postpones the effective date thereof until January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries. The Company believes that notwithstanding such postponement, the discussion below accurately reflects our tax treatment for the current tax year since the regulations represent the IRS position on how Section 883 should be interpreted and applied. In addition, the discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP Tankers Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

         Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

         Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

         Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States Federal income tax.

         In the absence of exemption from tax under Section 883, our gross U.S. source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

         Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1) we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

(2)      either

        (A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

        (B) our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

         The Marshall Islands, Cyprus and Liberia, the jurisdictions where our ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

         The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is and we anticipate will continue to be "primarily traded" on the Nasdaq National Market.

         Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common stock will be the sole class of stock listed on the Nasdaq National Market, we will satisfy the listing requirement.

         It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

         Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of each class of our outstanding shares of the stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of each class of our outstanding stock, which we refer to as the "5 Percent Override Rule."

         For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

         In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of
Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during such year.

         Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 5 Percent Override Rule or the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

         To the extent the benefits of Code Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

         To the extent the benefits of the Code Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

         Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

        o We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

        o substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

         We do not have currently or intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

         Regardless of whether we qualify for exemption under Code Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

         United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that

        o is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

        o owns the common stock as a capital asset, generally, for investment purposes, and

        o owns less than 10% of our common stock for United States federal income tax purposes.

         If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

Distributions

         Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" or, in the case of certain types of U.S. Holders, "financial services income," for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

         Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market); (2) we are not a passive foreign investment company, a foreign personal holding company or a foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or, at the election of the U.S. Individual Holder, the stock's then fair market value) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. Therefore, there is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Sale, Exchange or other Disposition of Common Stock

         Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

         Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

        o at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

        o at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

         For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

         Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

         As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

         If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the qualified electing fund election described below.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

         Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

         Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

        o the excess distribution or gain would be allocated ratably over the Non-Electing Holders aggregate holding period for the common stock;

        o the amount allocated to the current taxable year would be taxed as ordinary income; and

        o the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

         These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holders successor generally would not receive a step-up in tax basis with respect to such stock.

         United States Federal Income Taxation of "Non-U.S. Holders"

         A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

         Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

         Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

        o the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

        o the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

         If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

         In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax if you are a non-corporate U.S. Holder and you:

        o   fail to provide an accurate taxpayer identification number;

        o are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

        o   in   certain   circumstances,   fail  to  comply   with   applicable
            certification requirements.

         Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

         If you sell your common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

         Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

Documents on display.

         We file annual reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.toptankers.com.

ITEM 11. Quantitative and qualitative Disclosures about market risk

         Interest Rate Fluctuation. The international tanker shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

         Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, the following table sets forth the sensitivity of the initial credit facility in U.S. dollars to a 100 basis points increase in LIBOR on December 31 of each repayment year. The following table takes into account the four year interest rate swap agreement under the initial credit facility.

         Interest Expense Sensitivity to 100 Basis Point Change in LIBOR

         December 31, 2004.........................                   985,000
         December 31, 2005.........................                 2,066,847
         December 31, 2006.........................                 1,804,289
         December 31, 2007.........................                 1,558,584
         December 31, 2008.........................                 1,927,598
         December 31, 2009.........................                 1,968,619
         December 31, 2010.........................                 1,992,217
         December 31, 2011.........................                 1,530,815
         December 31, 2012.........................                   495,000

         Foreign Exchange Rate Risk. We generate all of our revenues in U.S. dollars but incur approximately 14% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. We constantly monitor the U.S Dollar exchange rate and we try to achieve more favorable exchange rates from the financial institutions we work with.

         Inflation. Although inflation has had a moderate impact on our trading fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.

                                     Part II

ITEM 13. Defaults, Dividend Arrearages and delinquencies

         Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends are not, and have not been in arrears or have not been subject to a material delinquency that was not cured within 30 days.

ITEM 14. Material modifications to the Rights of Security holders and use of proceeds.

         None.

ITEM 15. Controls and procedures

Evaluation of disclosure controls and procedures.

         On the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic Securities and Exchange Commission filings.

Changes in internal controls.

         There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of the Company's most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         We have established an audit committee comprised of three members which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the Nasdaq National Market. The members of the audit committee are Messrs. Docherty, Gibbs and Thomas. While the Company is exempt from the requirement to have an audit committee financial expert, both Mr. Thomas and Mr. Gibbs meet the qualifications of an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

         As a foreign private issuer, we are exempt from the rules of the Nasdaq National Market that require the adoption of a code of ethics. However, we have voluntarily adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Mr. Evangelos Pistiolis.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Our principal accountants for the years ended December 31, 2003 and 2004 were Ernst and Young (Hellas), Certified Auditors Accountants S.A. For the 2004 year audit they billed us Euro 168,000. There were no tax and audit related fees billed in 2004. The audit for the year ended December 31, 2003, was conducted in conjunction with the audits for the years ended December 31, 2001 and 2002, as part of our initial public offering and our follow-on offering in July 2004 and November 2004, respectively and their billing consists part of our offering expenses. For their services in connection with our initial public offering and follow-on offering Ernst and Young (Hellas), Certified Auditors Accountants S.A. billed us Euro 489,501.

         Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

         None.

                                    Part III

ITEM 17. FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

         The following financial statements, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are filed as part of this report:

                                TOP TANKERS INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                     Page
                                                                    --------
Report of Ernst & Young, Independent Registered
Public Accounting Firm                                                F-1

Consolidated Balance Sheets as of December 31, 2003 and 2004          F-2

Consolidated Statements of Income for the years
ended December 31, 2002, 2003 and 2004                                F-3

Consolidated  Statements of  Stockholders'  Equity
for the years ended December 31, 2002,  2003 and 2004                 F-4

Consolidated Statements of Cash Flows for the years
ended December 31, 2002, 2003 and 2004                                F-5

Notes to Consolidated Financial Statements                            F-6

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders of
TOP Tankers Inc.

We have audited the accompanying consolidated balance sheets of TOP Tankers Inc. as of December 31, 2003 and 2004 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TOP Tankers Inc. at December 31, 2003 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


                  /s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.


Athens, Greece
March 30, 2005


TOP TANKERS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)


ASSETS
                                                                         2003             2004
                                                                        ------           ------
CURRENT ASSETS:
   Cash and cash equivalents                                                2,343          114,768
   Accounts receivable trade, net                                             818           19,971
   Insurance claims                                                         1,065               98
   Inventories (Note 4)                                                       509            3,221
   Due from related parties (Note 3)                                            -              219
   Prepayments and other                                                      127            2,774
                                                                 ----------------- ----------------
         Total current assets                                               4,862          141,051
                                                                 ----------------- ----------------

FIXED ASSETS:
   Advances for vessel acquisitions (Notes 5 and 18)                            -           25,650
   Vessels, net  (Notes 6 and 8)                                           48,074          355,997
   Office furniture and equipment, net (Note 3)                                 -              440
                                                                 ----------------- ----------------
         Total fixed assets                                                48,074          382,087
                                                                 ----------------- ----------------

OTHER NON CURRENT ASSETS:
   Deferred charges, net (Note 7)                                           2,148            6,748
   Due from related parties (Note 3)                                          319                -
   Restricted cash (Note 8)                                                   300           10,000
                                                                 ----------------- ----------------
         Total assets                                                      55,703          539,886
                                                                 ================= ================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt (Note 8)                               4,027           19,540
   Dividends payable                                                            -            5,845
   Accounts payable                                                         3,027           10,358
   Due to related parties (Note 3)                                            105                -
   Accrued liabilities (Note 9)                                               694            3,766
   Unearned revenue                                                         1,155            3,054
   Financial instruments (Note 8)                                               -              248
                                                                 ----------------- ----------------
         Total current liabilities                                          9,008           42,811
                                                                 ----------------- ----------------

LONG-TERM DEBT, net of current portion (Note 8)                            30,376          175,266
                                                                 ----------------- ----------------

STOCKHOLDERS' EQUITY:
   Preferred  stock,  $0.01  par  value;  20,000,000  shares
   authorized; none issued (Note  11)                                           -                -
   Common stock, $0.01 par value;  50,000,000 shares authorized;
   6,000,000 and  27,830,990  shares issued and  outstanding  at
   December 31, 2003 and 2004, respectively (Note 11)
                                                                               60              278
   Additional paid-in capital (Note 11)                                    13,351          294,240
   Accumulated other comprehensive loss (Note 8)                                -            (248)
   Retained earnings                                                        2,908           27,539
                                                                 ----------------- ----------------
         Total stockholders' equity                                        16,319          321,809
                                                                 ----------------- ----------------
         Total liabilities and stockholders' equity                        55,703          539,886
                                                                 ================= ================

The accompanying notes are an integral part of these consolidated statements.


TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                                            2002             2003              2004
                                                                       ---------------  ----------------  ---------------
REVENUES:
Voyage revenues (Note 1)                                                       11,426            23,085           93,829
                                                                       ---------------  ----------------  ---------------

EXPENSES:
    Voyage expenses (Note 13)                                                   3,311             5,937           16,898
    Vessel operating expenses (Note 13)                                         4,553             8,420           16,859
    Depreciation (Note 6)                                                       2,213             3,604           13,108
    Amortization of deferred charges (Note 7)                                     177               599            1,514
    Management fees charged by a related party (Note 3)                           673             1,686            1,120
    Sub-Manager fees (Note 1)                                                       -                 -              803
    General and administrative expenses                                           143               129            6,656

    Foreign currency losses, net                                                   62               105               75
   Gain on sale of vessels (Note 6)                                                 -                 -             (638)
                                                                       ---------------  ----------------  ---------------
   Operating income                                                               294             2,605           37,434
                                                                       ---------------  ----------------  ---------------

OTHER INCOME (EXPENSES):
   Interest and finance costs (Notes 8 and 14)                                   (993)           (1,336)          (5,201)
   Interest income                                                                  6                 1              481
   Other, net (Note 15)                                                           894               364               80
                                                                       ---------------  ----------------  ---------------
   Total other income (expenses), net                                             (93)             (971)          (4,640)
                                                                       ---------------  ----------------  ---------------
Net Income                                                                        201             1,634           32,794
                                                                       ===============  ================  ===============
Earnings per share, basic and diluted (Notes 11 and 12)                          0.03              0.27             2.54
                                                                       ===============  ================  ===============
Weighted average number of shares, basic and diluted                        6,000,000         6,000,000       12,922,449
                                                                       ===============  ================  ===============

The accompanying notes are an integral part of these consolidated statements.


TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                                                                  Accumulated
                                                                Capital Stock       Additional      Other
                                             Comprehensive  --------------------     Paid-in     Comprehensive   Retained
                                                Income      # of Shares   Par Value   Capital        Loss         Earnings   Total
                                                ------      -----------   ---------   -------        ----         --------   -----
BALANCE, December 31, 2001                                   6,000,000         60       4,588         -           2,488      7,136

  Net income                                    201                  -          -           -         -             201        201
  Contributions  to  additional
  paid-in capital                                 -                  -          -       2,279         -               -      2,279
  Dividends paid ($0.14 per share)                -                  -          -           -         -           (844)       (844)
                                           -----------
  Comprehensive income                          201
                                           ===========      -----------  ---------  -----------   ----------    ---------  ---------

BALANCE, December 31, 2002                                   6,000,000         60       6,867         -           1,845      8,772

  Net income                                  1,634                  -          -           -         -           1,634      1,634
  Contributions to additional
  paid-in capital                                 -                  -          -       6,484         -               -      6,484
  Dividends paid ($0.10 per share)                -                  -          -           -         -           (571)      (571)
                                           -----------
  Comprehensive income                        1,634
                                           ===========      -----------  ---------  -----------   ----------    ---------  ---------

BALANCE, December 31, 2003                                   6,000,000         60      13,351         -           2,908     16,319

  Net income                                 32,794                  -          -           -         -          32,794     32,794
  Dividends paid ($0.39 per share)                -                  -          -           -         -         (2,318)     (2,318)
  Contributions  to  additional  paid-in
  capital                                         -                  -          -      17,077         -               -     17,077
  Issuance of common stock                        -         21,830,990        218     263,812         -               -    264,030
  Dividends declared ($0.21 per share)            -                  -          -           -         -         (5,845)    (5,845)
  Other comprehensive income
   - Unrealized loss on cash flow hedges      (248)                  -          -           -      (248)              -      (248)
                                           -----------
  Comprehensive income                       32,546
                                           ===========      -----------  ---------  -----------   ----------    ---------  ---------

BALANCE, December 31, 2004                                  27,830,990        278     294,240      (248)         27,539    321,809
                                                            ==========   =========  ===========   ==========    =========  =========

                                          The accompanying notes are an integral part of these consolidated statements.


TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars)
                                                                  2002            2003           2004
                                                              --------------  -------------  -------------
Cash Flows from Operating Activities:
   Net income                                                           201          1,634         32,794
   Adjustments  to  reconcile  net  income  to net
   cash  provided  by  operating activities:
     Depreciation                                                     2,213          3,604         13,108
     Amortization of dry-docking costs                                  177            599          1,514
     Amortization  and  write  off  of
     deferred  financing costs                                          161            121            755
     Gain on sale of vessels                                              -              -           (638)
   (Increase) Decrease in:
     Accounts receivable                                                 87           (689)       (19,153)
     Insurance claims                                                  (278)          (787)           967
     Inventories                                                        (48)          (220)        (2,712)
     Due from related parties                                             -              -          (219)
     Prepayments and other                                               25            (72)        (2,647)
   Increase (Decrease) in:
     Accounts payable                                                   497          1,883          7,331
     Due to related parties                                             385           (204)          (105)
     Accrued liabilities                                                228            320          3,072
     Unearned revenue                                                  (729)         1,155          1,899
   Payments for dry-docking                                            (510)        (2,414)        (7,365)
                                                              --------------  -------------  -------------
Net Cash from Operating Activities
                                                                      2,409          4,930         28,601
                                                              --------------  -------------  -------------

Cash Flows from (used in) Investing Activities:
     Advances for vessel acquisitions                                     -              -        (25,650)
     Vessel acquisitions and improvements                          (18,547)        (19,550)      (327,629)
     Advances to related parties                                        251           (151)           319
     Net proceeds from sale of vessels                                    -              -          8,536
     Expenditures for property and equipment                              -              -           (475)
                                                              --------------  -------------  -------------
Net Cash used in Investing Activities                               (18,296)       (19,701)      (344,899)
                                                              --------------  -------------  -------------

Cash Flows from (used in) Financing Activities:
     Proceeds from long-term debt                                    15,550         25,850        281,900
     Principal payments of long-term debt                            (2,550)        (3,059)        (4,251)
     Repayment of long-term debt                                          -        (11,230)      (115,260)
     Increase in restricted cash                                          -           (300)        (9,700)
     Contributions to additional paid-in capital                      2,279          6,484         17,077
     Issuance of common stock                                             -              -        264,030
     Payment of financing costs                                        (200)          (154)        (2,755)
     Dividends paid                                                    (844)          (571)        (2,318)
                                                              --------------  -------------  -------------
Net Cash from Financing Activities                                   14,235         17,020        428,723
                                                              --------------  -------------  -------------
Net increase (decrease) in cash and cash equivalents                 (1,652)          2,249        112,425
Cash and cash equivalents at beginning of year                        1,746             94          2,343
                                                              --------------  -------------  -------------
Cash and cash equivalents at end of year                                 94          2,343        114,768
                                                              ==============  =============  =============
SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid                                                      727          1,045          3,157
                                                              ==============  =============  =============

The accompanying notes are an integral part of these consolidated statements.


TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

1.  Basis of Presentation and General Information:

    The accompanying consolidated financial statements include the accounts of TOP Tankers Inc. (formerly Ocean Holdings Inc.) ("TOP") and its wholly-owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to TOP Tankers Inc. in May 2004 and is the sole owner of all outstanding shares of the following subsidiaries:

    (a) TOP Tanker Management Inc., (the "Manager") established on May 24, 2004, under the laws of Marshall Islands, is responsible for all of the chartering, operational and technical management of the Company's fleet. Up to June 30, 2004 the operations of the vessels were managed by Primal Tankers Inc., a related Liberian corporation which is wholly owned by the father of the Company's Chief Executive Officer (Note 3). Since July 1, 2004 the ship-owning companies have a management agreement with the Manager, under which management services are provided in exchange for a fixed monthly fee per vessel. The Manager has an office in Greece located at 109-111, Messogion Avenue 115 26 Athens Greece. The Manager subcontracted the technical management of the vessels to two unaffiliated ship management companies, Unicom Management Services Ltd and VShips Management Limited (collectively the "Sub-Manager"). The Sub-Manager provides operational and technical services to Company's vessels at a fixed monthly fee per vessel. Such fees for the year ended December 31, 2004 totaled $ 803 and are separately reflected in the accompanying 2004 consolidated statement of income. At December 31, 2004 the amount due to the Sub-Manager totaled $ 2,139 and is included in Accounts Payable in the accompanying 2004 consolidated balance sheet.

    (b) Helidona Shipping Company Limited ("Helidona"), incorporated in the Marshall Islands in May 2003, owner of the 29,998 DWT, (built in 1989), tanker vessel "Yapi" and Helidona Shipping Company Limited, incorporated in British Cayman Islands in August 2000, former owner of vessel "Yapi", which was acquired in August 2000.

    (c) Gramos Shipping Company Inc. ("Gramos"), incorporated in the Marshall Islands in January 2003, owner of the 45,720 DWT (built in 1992), tanker vessel "Faithful", which was acquired in July 2003 and Vermio Shipping Company Limited, incorporated in the Marshall Islands in December 2001, owner of vessel "Faithful" for the period from February 2002 to July 2003.

    (d) Rupel Shipping Company Inc. ("Rupel"), incorporated in the Marshall Islands in January 2003, owner of the 44,646 DWT (built in 1992) tanker vessel "Fearless", which was acquired in February 2003.

    (e) Mytikas Shipping Company Ltd. ("Mytikas"), incorporated in the Marshall Islands in February 2004, owner of the 136,055 DWT (built in 1993) tanker vessel "Limitless", which was acquired in March 2004.

    (f) Litochoro Shipping Company Ltd. ("Litochoro"), incorporated in the Marshall Islands in March 2004, owner of the 135,915 DWT (built in 1992) tanker vessel "Endless", which was acquired in March 2004.

    (g) Falakro Shipping Company Ltd. ("Falakro"), incorporated in Liberia in July 2004, owner of the 47,076 DWT (built in 1991) tanker vessel "Doubtless", which was acquired in August 2004.

    (h) Pageon Shipping Company Ltd. ("Pageon"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Vanguard", which was acquired in August 2004.

    (i) Vardousia Shipping Company Ltd. ("Vardousia"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Invincible", which was acquired in August 2004.

    (j) Psiloritis Shipping Company Ltd. ("Psiloritis"), incorporated in Liberia in July 2004, owner of the 47,084 DWT (built in 1991) tanker vessel "Victorious", which was acquired in August 2004.

    (k) Parnon Shipping Company Ltd. ("Parnon"),  incorporated in Cyprus in July
        2004,   owner  of  the  47,084  DWT  (built  in  1992)   tanker   vessel
        "Relentless", which was acquired in August 2004.

    (l) Menalo Shipping Company Ltd. ("Menalo"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1991) tanker vessel "Restless", which was acquired in August 2004.

    (m) Pintos Shipping Company Ltd. ("Pintos"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Sovereign", which was acquired in August 2004.

    (n) Pylio Shipping Company Ltd. ("Pylio"), incorporated in Liberia in 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Flawless", which was acquired in September 2004.

    (o) Idi Shipping Company Ltd. ("Idi"), incorporated in Liberia in July 2004, owner of the 47,094 DWT (built in 1991) tanker vessel "Spotless", which was acquired in September 2004.

    (p) Taygetus Shipping Company Ltd. ("Taygetus"), incorporated in Liberia in July 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Timeless", which was acquired in September 2004.

    (q) Kalidromo Shipping Company Limited ("Kalidromo"), incorporated in the Marshall Islands in May 2003, owner of the 31,766 DWT (built in 1980) tanker vessel "Tireless", which was sold in September 2004.

    (r) Olympos Shipping Company Limited ("Olympos"), incorporated in the Marshall Islands in May 2003, owner of the 29,990 DWT (built in 1985), tanker vessel "Med Prologue" which was sold on December 6, 2004 and Olympos Shipping Company Limited, incorporated in British Cayman Islands in December 1999, former owner of the vessel.

    (s) Kisavos Shipping Company Limited ("Kisavos"), incorporated in the Marshall Islands in November 2004, to be the owner of the 154,970 DWT (built in 1991) tanker vessel "Priceless" (Notes 5 and 18).

    (t) Imitos Shipping Company Limited ("Imitos"), incorporated in the Marshall Islands in November 2004, to be the owner of the 149,554 DWT (built in 1992) tanker vessel "Noiseless" (Notes 5 and 18).

    (u) Parnis Shipping Company Limited ("Parnis"), incorporated in the Marshall Islands in November 2004, to be the owner of the 149,599 DWT (built in 1992) tanker vessel "Stainless" (Notes 5 and 18).

    (v) Parnasos Shipping Company Limited ("Parnasos"), incorporated in Liberia in November 2004, to be the owner of the 154,970 DWT (built in 1992) tanker vessel "Faultless" (Notes 5 and 18).

    (w) Vitsi Shipping Company Limited ("Vitsi"), incorporated in Liberia in November 2004, to be the owner of the 154,970 DWT (built in 1991) tanker vessel "Stopless" (Notes 5 and 18).

    The Company is engaged in the ocean transportation of crude oil and refined petroleum cargoes worldwide through the ownership and operation of the tanker vessels mentioned above.

    At December 31, 2004, five vessels were operating under voyage charters and ten vessels under long-term time charters, with an estimated duration of 24 months, including a profit sharing agreement, which is settled on a calendar quarter basis. During 2004, 44% of the Company's voyage revenues were derived from these time charter agreements. During 2002, 2003 and 2004 four charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

                  Charterer             2002         2003         2004
                  ---------             ----         ----         ----
                     A                    -           31%           29%
                     B                   20%          16%            -
                     C                   21%           -             -
                     D                   24%           -           15%

2.  Significant Accounting Policies:

    (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and include the accounts and operating results of Top Tankers Inc. and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

    (b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (c) Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards "Statement of Comprehensive Income" (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

    (d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

    (e) Cash  and  Cash   Equivalents:   The  Company  considers  highly  liquid
        investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

    (f) Accounts Receivable--Trade: The amount shown as Accounts Receivable--Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2003 and 2004 totaled to $0 and $132, respectively.

    (g) Insurance Claims: Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies.

    (h) Inventories: Inventories consist of bunkers, lubricants and consumable stores which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

    (i) Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels otherwise these amounts are charged to expense as incurred.

    (j) Impairment of Long-Lived Assets: The Company applies SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review for impairment of each vessel's carrying amount as of December 31, 2002, 2003 and 2004, did not result in an indication of an impairment loss.

    (k) Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. With the exception of the vessel Tireless, Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. The useful life of the vessel Tireless was estimated to 28 years, which coincided with the validity of the class certificate. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations become effective.

    (l) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking becomes due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

    (m) Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are recorded as a contra to debt. Such fees are amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

    (n) Pension and Retirement Benefit Obligations -Crew: The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

    (o) Staff leaving Indemnities - Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2003 and 2004 amounted to $0 and $77, respectively.

    (p) Accounting for Revenue and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

    (q) Repairs and Maintenance: All repair and maintenance expenses and underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

    (r) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three year period ended December 31, 2004.

    (s) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

    (t) Derivatives: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

        During 2004, the Company engaged in an interest rate swap agreement in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company's variable rate borrowings (Note 8). This swap agreement is designated and qualifies as a cash flow hedge. Its fair value is included in financial instruments in the accompanying 2004 consolidated balance sheet with changes in the effective portion of the instrument's fair value recorded in accumulated other comprehensive loss. The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in the income statement as a component of interest and finance cost. If the hedged item is a forecasted transaction that later is not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive loss are immediately recognized in earnings as a component of financial income/expense. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings. It is the Company's intention to hold this swap agreement to maturity.

        The off-balance sheet risk in outstanding option agreements involves the risk of a counter party not performing under the terms of the contract . The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral arrangements.

    (u) Recent Accounting Pronouncements:

        FASB Interpretation No. 46R: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised
        Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest's entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R in 2004 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

    (v) Reclassifications of Prior Year Balances: A reclassification has been made to the 2003 consolidated financial statements to conform to the presentation in the 2004 consolidated financial statements. An amount of $208, concerning unamortized deferred financing fees, which is now presented as a contra to current portion of long-term debt ($57) and as a contra to long-term debt, net of current portion ($151) at December 31, 2003, was previously classified in deferred charges, net.

3.  Transactions with Related Parties:

    (a) Primal Tankers Inc.: As discussed in Note 1, up to June 30, 2004, the ship-owning companies had a management agreement with Primal Tankers Inc., under which management services were provided in exchange for a fixed monthly fee per vessel, which was renewed annually. The fees charged by Primal Tankers Inc. during 2002, 2003 and 2004 amounted to $673, $1,686 and $1,120, respectively, and they are separately reflected in the accompanying consolidated statements of income. At December 31, 2003 and 2004 the amounts due to and from Primal Tankers Inc. totalled $105 and $219, respectively and are separately reflected in the accompanying consolidated balance sheets. As of December 31, 2003, the Company had advanced to Primal Tankers Inc. $319 of deposits as a security for the performance by the ship-owning companies of their obligations under the management agreements. Such deposits, following the termination of the management agreements, were refunded to the Company free of interest. The amount of $319 is separately reflected under Other Non-Current Assets in the accompanying 2003 consolidated balance sheet. During 2004 the Manager acquired from Primal Tankers Inc. office furniture and equipment for a consideration of $475. Depreciation expense for 2004 amounted to $35 and is included in depreciation in the accompanying 2004 consolidated statement of income.

    (b) Pyramis Technical Co. S.A.: On July 9, 2004 the Company concluded an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company's Chief Executive Officer. The agreement is for duration of six years beginning July 2004 with an option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation increase effective January 1, 2006. General and administrative expenses for the year ended December 31, 2004 include $281 of rentals paid to Pyramis Technical Co. S.A. The minimum rentals payable under operating leases for each of the years ending December 31, 2005 through December 31, 2010 before any adjustment for inflation and translated using the exchange rate of $/Euro at December 31, 2004 are:

              Year                                    Amount
              ----                                    ------
              2005                                      622
              2006                                      622
              2007                                      622
              2008                                      622
              2009 and thereafter                       950
                                                 -----------
                                                      3,438
                                                 ===========

4.  Inventories:

    The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                                                  2003       2004
                                                  ----       ----
       Bunkers                                     242       2,096
       Lubricants                                  147         805
       Consumable stores                           120         320
                                               --------   ---------
                                                   509       3,221
                                               ========   =========

5.  Advances for Vessel Acquisitions:

    In November 2004, Kisavos, Imitos, Parnis, Parnasos and Vitsi entered into memoranda of agreement to acquire the vessels Priceless, Noiseless, Stainless, Faultless and Stopless, respectively, for a total amount of $ 256,500. Under the terms of the agreements, the Company, as of December 31, 2004, paid $25,650 representing a 10% deposit on the purchase price of each vessel. The acquisitions will be financed from the proceeds of the Company's follow-on public offering discussed in Note 11 and from long-term bank financing. As of December 31, 2004, remaining contracted payments for vessels acquisitions, all due in 2005, amounted to $230,850. The expected delivery date of the Priceless is February 2005. The expected delivery date of the Noiseless, Stainless, Faultless and Stopless is April 2005.

6.  Vessels, net:

    The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                     Accumulated       Net
                                       Vessel Cost   Depreciation    Book Value
                                       -----------   ------------    ----------

    Balance, December 31, 2002            36,396         (4,268)       32,128
    -  Acquisitions                       19,550               -       19,550
    -  Depreciation                            -         (3,604)      (3,604)
                                        --------       --------      ---------
    Balance, December 31, 2003            55,946         (7,872)       48,074
    -  Acquisitions                      327,629              -       327,629
    -  Disposals (Tireless and
       Med Prologue)                     (10,024)         3,391        (6,633)
    -  Depreciation                            -        (13,073)      (13,073)
                                        --------       --------      ---------
    Balance, December 31, 2004           373,551        (17,554)      355,997

    Acquisitions during the year ended December 31, 2004 represent (a) the acquisition cost of the vessels Limitless and Endless for a total amount of $75,846, (b) the acquisition cost of the ten vessels discussed in Note 1(g) through Note 1(p) for a total amount of $251,257 and (c) improvements of $526 on the vessel Yapi.

    In September and December 2004 vessels Tireless and Med Prologue, respectively, were sold for $8,900. These sales, after the related sales expenses of $364 and the unamortized, as of each vessel's sale date, dry-docking and financing costs written off of $1,265, resulted in a gain of $638, which is separately reflected in the accompanying 2004 consolidated statement of income.

    All Company's vessels, having a total carrying value of $355,997 at December 31, 2004, have been provided as collateral to secure the loans discussed in
    Note 8.

7.  Deferred Charges, net:

    The unamortized amounts included in the accompanying consolidated balance sheets represent dry-docking costs and are analyzed as follows:

    Balance, December 31, 2002                                            333
    - Additions                                                         2,414
    - Amortization                                                       (599)
                                                                 --------------
    Balance, December 31, 2003                                          2,148
    - Additions                                                         7,365
    - Write-off due to sale of vessels (Note 6)                        (1,251)
    - Amortization                                                     (1,514)
                                                                 --------------
    Balance, December 31, 2004                                          6,748
                                                                 ==============

    Write-off of deferred charges due to vessels sale is included in gain from vessels sale in the accompanying 2004 consolidated statement of income.

8.  Long-term Debt:

    The amounts in the accompanying consolidated balance sheets are analyzed as follows:

    Borrower(s)                                         2003           2004
    -----------                                         ----           ----
    (a) The Company                                          -        194,806
    (b) Mytikas                                              -              -
    (c) Litochoro                                            -              -
    (d) Helidona and Olympos                            10,148              -
    (e) Gramos                                          11,403              -
    (f) Kalidromo                                        1,800              -
    (g) Rupel                                           11,052              -

        Total                                           34,403        194,806
        Less - current portion                          (4,027)       (19,540)
                                                      ----------     ----------
        Long - term portion                             30,376        175,266

    (a) The Company: In late July 2004 the Company concluded a bank loan to partially finance the acquisition cost of the ten tanker vessels discussed in Note 6 and to refinance the Company's existing loans, with the exception of the Kalidromo loan discussed in (f) below. The bank loan was for the amount of $222,000 divided into 2 tranches of $197,000 and $25,000, respectively. The $197,000 tranche is payable in 16 consecutive semi-annual installments of $10,000 each, from March 31, 2005 to September 2012, plus a balloon payment of $ 37,000 payable together with the last installment. The $25,000 tranche, which was partially repaid ($2,310) from the sale proceeds of the vessel Tireless, was repaid in full, on November 15, 2004, from the proceeds of the Company's follow-on offering (Note 11). The loan bears interest at LIBOR plus a margin. At December 31, 2004 the interest rate (including the margin) was 4.60%.

    (b) Mytikas: Loan for an amount of $30,400, obtained in March 2004, to partially finance the acquisition cost of vessel Limitless. On August 17, 2004, the outstanding balance of the loan as of that date was refinanced from the proceeds of the loan discussed in (a) above.

    (c) Litochoro: Loan for an amount of $29,500, obtained in March 2004, to partially finance the acquisition cost of vessel Endless. On August 17, 2004, the outstanding balance of the loan as of that date was refinanced from the proceeds of the loan discussed in (a) above.

    (d) Helidona and Olympos: Loan for an amount of $10,520, obtained in September 2003, to refinance their then outstanding loan balances. On August 12, 2004, the outstanding balance of the loan as of that date was refinanced from the proceeds of the loan discussed in (a) above.

    (e) Gramos: Loan for an amount of $11,750, obtained in July 2003, to assist Gramos in financing the acquisition cost of vessel Faithful from Vermio. On October 15, 2004, the outstanding balance of the loan as of that date was refinanced from the proceeds of the loan discussed in (a) above.

    (f) Kalidromo: Loan for an amount of $2,100, obtained in June 2003, to partially finance the acquisition cost of the vessel Tireless. Upon the sale of the vessel Tireless on September 24, 2004, the outstanding balance of the loan ($1,413) was fully repaid.

    (g) Rupel: Loan for an amount of $12,000, obtained in February 2003, to partially finance the acquisition cost of the vessel Fearless. On October 15, 2004, the outstanding balance of the loan as of that date was refinanced from the proceeds of the loan discussed in (a) above.

    The loan is secured as follows:

    o   First priority mortgages over the Company's vessels;

    o   Assignments of insurance and earnings of the mortgaged vessels;

    o   Corporate guarantee of the TOP Tankers Inc;

    o   Pledge over the earnings accounts of the vessels.

    The loan, among others, contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the aggregate outstanding principal amount under the loan, to ensure that total assets minus total debt will not at any time be less than $150,000 and to maintain liquid funds which at any time be not less than the higher of $10,000 or $500 per vessel. As a result, the minimum liquid funds required under the loan covenants of $10,000 have been classified as restricted cash. The Company is permitted to pay dividends under the loan so long as it is not in default of a loan covenant or if such dividend payment would not result in a default of a loan covenant.

    Interest expense for the years ended December 31, 2002, 2003 and 2004, amounted to $797, $1,128 and $4,161 respectively and is included in interest and finance costs in the accompanying consolidated statements of income (Note 14). The weighted average interest rate of the above loans during the years 2002, 2003 and 2004, was 3.11%, 3.28% and 3.19%, respectively.

    The annual principal payments required to be made after December 31, 2004, are as follows:

    Year                                               Amount
    ----                                               ------
    2005                                               20,000
    2006                                               20,000
    2007                                               20,000
    2008                                               20,000
    2009                                               20,000
    2010 and thereafter                                97,000
                                                    ----------
                                                      197,000
    Less unamortized financing fees                     (2,194)
                                                    ----------
                                                      194,806
                                                    ==========

    In connection with the loan discussed under (a) above, on August 26, 2004, the Company entered into an interest rate swap agreement in order to hedge the Company's variable interest rate exposure. As of December 31, 2004, the swap agreement had a notional amount of $98,500 and its fair value is in a loss position of ($248). The 2004 change in fair value on the swap agreement is recorded entirely as a component of other comprehensive loss as there is no hedge ineffectiveness. The swap agreement will expire in September 2008.

    9.  Accrued Liabilities:

    The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                        2003       2004
                                                      ---------  ----------
Interest on long-term debt                                 165       1,170
Vessels' operating and voyage expenses                     524       2,019
General and administrative expenses                          5         577
                                                      ---------  ----------
    Total                                                  694       3,766
                                                      =========  ==========

10. Contingencies:

    Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

    The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

11. Common Stock and Additional Paid-In Capital:

    The Company's common stock since inception and prior to the amendment of its articles of incorporation in May 2004 consisted of 500 shares authorized, issued and outstanding, of no par value. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

    On May 10 and May 27, 2004 the Company's Articles of Incorporation were amended. Under the amended articles of incorporation the Company was renamed to TOP Tankers Inc. and currently, its authorized capital stock consists of 50,000,000 registered and/or bearer shares of common stock, par value $0.01 per share and 20,000,000 registered preferred shares with par value of $0.01. The Board of Directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock. In addition the Company within the context of its initial public offering discussed below, on May 21, 2004, cancelled the 500 shares of Ocean and issued 6,000,000 shares at par value of $0.01 each. The share and per share data included in the accompanying consolidated financial statements have been restated to reflect the issuance of the 6,000,000 shares outstanding for all periods presented.

    On July 23, 2004 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 12,278,570 shares of common stock at par value of $0.01 were issued for $11.00 per share. The net proceeds to the Company totaled $124,440.

    On November 5, 2004 the Company completed a follow on public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 9,552,420 shares of common stock at par value of $0.01 were issued for $15.50 per share. The net proceeds to the Company totaled $139,372.

    The  amounts   shown  in  the   accompanying   consolidated   statements  of
    stockholders' equity, as contributions to additional paid-in capital, represent (a) payments made by the stockholders ($2,279, $6,484 and $17,077 in 2002, 2003 and 2004, respectively), prior to the Company's initial public offering discussed above, at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes and (b) the consideration received for the issuance of the shares in July and November 2004, discussed above, in excess of their par value.

    The Company paid dividends of $844, $571 and $2,318 during the years ended December 31, 2002, 2003 and 2004, respectively. In December 2004, the Company declared dividends of $0.21 per share, amounted to $5,845, which were paid in January 2005.

12. Earnings Per Common Share:

    The components of the calculation of basic earnings per share and diluted earnings per share are as follows:

                                                                 2002            2003         2004
                                                                ----            ----          ----
    Net Income:
      Income available to common shareholders                       $ 201         $ 1,634       $ 32,794
    Basic earnings per share:
      Weighted average common shares outstanding                6,000,000       6,000,000     12,922,449
    Diluted earnings per share:
      Weighted average common shares--diluted                   6,000,000       6,000,000     12,922,449
      Basic earnings per common share                              $ 0.03          $ 0.27         $ 2.54
      Diluted earnings per common share                            $ 0.03          $ 0.27         $ 2.54

13. Voyage and Vessel Operating Expenses:

    The amounts in the accompanying consolidated statements of income are analyzed as follows:

    Voyage Expenses                          2002       2003        2004
    ---------------                          ----       ----        ----
    Port charges                              1,197      1,824        5,181
    Bunkers                                   1,667      3,367        8,588
    Commissions                                 447        746        3,129
                                           ---------  ---------  -----------
          Total                               3,311      5,937       16,898
                                           =========  =========  ===========

    Vessel Operating Expenses
    -------------------------
    Crew wages and related costs              2,145      3,638        7,285
    Insurance                                   695      1,323        2,873
    Repairs and maintenance                     883      1,874        2,842
    Spares and consumable stores                818      1,559        3,804
    Taxes (Note 16)                              12         26           55
                                           ---------  ---------  -----------
          Total                               4,553      8,420       16,859
                                           =========  =========  ===========

14. Interest and Finance Costs:

    The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                               2002       2003        2004
                                               ----       ----        ----
    Interest on long-term debt (Note 8)         797      1,128      4,161
    Bank charges                                 35         87        285
    Amortization and write-off of
    financing fees                              161        121         755
                                            --------  ---------   ---------
          Total                                 993      1,336       5,201
                                            ========  =========   =========

15. Other, net:

    The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                              2002      2003      2004
                                             -------   --------  -------
   Insurance claims recoveries                  886        364        -
   Miscellaneous                                  8          -       80
                                             -------   --------  -------
          Total                                 894        364       80
                                             =======   ========  =======

    Insurance claim recoveries represent the excess amount the Company received in connection with claims for damages to its vessels compared to actual costs associated with the repairs.

16. Income Taxes:

    Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessels' operating expenses in the accompanying consolidated statements of income.

    Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of the its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and
    (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

    Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations will be effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. The Marshall Islands, Cyprus and Liberia, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, the 50% Ownership Test is satisfied. The Company also believes that for periods subsequent to its initial public offering, it satisfies the publicly traded requirements of the statute on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

17. Financial Instruments:

    The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

    (a) Interest rate risk: The Company's interest rates and long-term loan repayment terms are described in Note 8.

    (b) Concentration of Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

    (c) Fair value: The carrying values of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of the long-term bank loan discussed in Note 8 bearing interest at variable interest rates approximates the recorded value. The carrying value of the liability for the interest rate swap agreement approximates its fair value as the fair value estimates the amount the Company would have paid had the interest rate swap agreement been terminated on the balance sheet date.

18. Subsequent Events:

    (a) New Credit Facilities: In February and March 2005, the Company concluded three bank loans bearing interest at LIBOR plus a margin as follows: (i) in February 2005, a bank loan to partially finance the acquisition cost of vessels Priceless, Noiseless and Faultless (Note 1) and to refinance the loan discussed in Note 8(a). The loan is for the amount of $280,794 divided into two tranches of $197,000 and $83,794, respectively. The $197,000 tranche is payable in 16 equal consecutive semi-annual instalments of $10,000 each, from March 31, 2005 to September 2012, plus a balloon payment of $37,000 payable together with the last instalment. The $83,794 tranche is subject to a fee of 1% payable on draw down and the tranche is payable in 14 varying semi-annual instalments starting July 31, 2005, plus a balloon payment of $17,041 payable together with the last instalment; (ii) in March 2005, a bank loan to partially finance the acquisition cost of vessels Stainless and Stopless (Note 1). The loan is for the amount of $56,500 divided into two tranches and is payable in 28 varying quarterly instalments starting July 29, 2005, plus a balloon payment of $10,170 payable together with the last instalment. The loan is subject to a fee of 1% payable on draw down. On March 30, 2005 Parnis and Vitsi drew down $56,500 of the bank loan; and (iii) in March 2005, a bank loan to partially finance the acquisition cost of the vessels Topless, Dauntless, Soundless and Taintless, discussed in (c) below. The loan, which is for the amount of $144,000 and will be provided as Tranche C of the loan discussed under (i) above, is subject to fee of 0.75% payable on draw down and is payable in 17 equal consecutive semi-annual instalments of $6,300 each, starting November
        30, 2005, plus a balloon payment of $36,900 payable together with the last instalment. The total loan discussed under (i) and (iii) above is $424,794.

    (b) Vessel's Delivery: On February 3, 2005, Kisavos took delivery of the 154,970 DWT (built in 1991), tanker vessel "Priceless" for $49,450. On February 2, 2005, Kisavos drew down $27,931 as a portion of the bank loan discussed in (a)(i) above and the then outstanding balance of the vessel's purchase price of $44,505 ($49,450 less the 10% advance payment made in November 2004) was paid to the seller.

    (c) Newly Established Wholly Owned Subsidiaries and Vessels Acquisitions: In February and March 2005 the Company established Agion Oros Shipping Company Limited ("Agion Oros"), Lefka Shipping Company Limited ("Lefka"), Agrafa Shipping Company Limited ("Agrafa") and Giona Shipping Company Limited ("Giona"), all incorporated in the Marshall Islands. In late February and early March 2005, Agion Oros, Lefka, Agrafa and Giona entered into memoranda of agreement to acquire the vessels Topless, Dauntless, Soundless and Taintless, respectively, at a total cost of $163,500. Vessels Taintless and Dauntless were delivered to the Company on March 21 and March 24, 2005, respectively. Vessels Soundless and Topless are expected to be delivered on or about April 18 and April 25, 2005, respectively. On March 21 and March 24, 2005 Giona and Lefka collectively drew down $73,100 of the bank loan discussed in (a)(iii) above and the vessels' purchase price of $83,000 was paid to the seller.

    (d) Dividends: On March 16, 2005, the Company declared dividends of $0.21 per share to be paid in April 2005.

    (e) London Office: On February 2, 2005, TOP TANKERS (UK) LIMITED, a newly established subsidiary to be engaged in chartering activities involving the Company's vessels, entered into a rent agreement for office space in London. The agreement is for duration of one year ending December 31, 2005.

    (f) Sale of Vessel: Based on the Memorandum of Agreement dated March 16, 2005, the Company agreed to sell vessel Yapi for a consideration of $8,550. On March 29, 2005 the vessel entered into a bareboat charter with the buyers until July 31, 2005 (the vessel's delivery date), at a daily bareboat hire of $6. According to the terms of the bareboat charter the Company collected in advance an amount of $1,000 from the buyers as a security of their obligation to purchase the vessel.

    (g) Interest Rate Swaps: In connection with the loans discussed under (a)(i) and (a)(iii) above, the Company entered into the following interest rate swap agreements with declining notional balances in order to hedge its variable interest rate exposure, with effective date March 31, 2005; (i) for an initial notional amount of $93,500 and for a period of five years, with a fixed interest rate of 4.72% plus the applicable bank margin; (ii) for an initial notional amount of $27,931 and for a period of four years, with a fixed interest rate of 4.5775% plus the applicable bank margin; and (iii) for an initial notional amount of $36,550 and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin. TOP TANKERS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004 (Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)

    (h) Vessels' Delivery (Unaudited): On April 1, 2005, Parnis and Vitsi took delivery of the vessels Stainless and Stopless. On March 30, 2005 Parnis and Vitsi drew down $56,500 of the bank loan discussed in (a)(ii) above and the then outstanding balance of the vessels' purchase price of $92,677 ($102,975 less the 10% advance payment made in November 2004) was paid to the sellers on March 31, 2005. On April 11, 2005, Parnasos took delivery of the vessel Faultless. On April 8, 2005, Parnasos drew down $27,931 of the $83,794 tranche of the bank loan discussed in (a)(i) and the then outstanding balance of the vessel's purchase price of $46,485 ( $51,650 less the 10% advance payment made in November 2004) was paid to the seller.

ITEM 19. EXHIBITS.

    Number           Description of Exhibits
    ------           -----------------------
     1.1    ____     Amended and Restated Articles of Incorporation of TOP Tankers Inc. (1)
     1.2    ____     By-Laws of the Company (2)
     4.1    ____     TOP Tankers Inc. 2005 Stock Option Plan
     4.2    ____     Loan Agreement between the Company and the Royal Bank of Scotland plc dated August 10,  2004 and supplemented September 30, 2004 (3)
     4.3    ____     Loan Agreement between the Company and DVB Bank dated March 10, 2005.
     4.4    ____     Form of Memorandum of Agreement relating to Timeless (4)
     4.5    ____     Form of Memorandum of Agreement relating to Flawless (5)
     4.6    ____     Form of Memorandum of Agreement relating to Restless (6)
     4.7    ____     Form of Memorandum of Agreement relating to Spotless (7)
     4.8    ____     Form of Memorandum of Agreement relating to Doubtless (8)
     4.9    ____     Form of Memorandum of Agreement relating to Victorious (9)
    4.10    ____     Form of Memorandum of Agreement relating to Relentless (10)
    4.11    ____     Form of Memorandum of Agreement relating to Sovereign (11)
    4.12    ____     Form of Memorandum of Agreement relating to Invincible (12)
    4.13    ____     Form of Memorandum of Agreement relating to Vanguard (13)
    4.14    ____     Memorandum of Agreement relating to Priceless (14)
    4.15    ____     Memorandum of Agreement relating to Stopless (15)
    4.16    ____     Memorandum of Agreement relating to Faultless (16)
    4.17    ____     Memorandum of Agreement relating to Noiseless (17)
    4.18    ____     Memorandum of Agreement relating to Stainless (18)
     8.1    ____     List of the Company's subsidiaries
    12.1    ____     Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Executive Officer.
    12.2    ____     Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Financial Officer.
    13.1    ____     Certification  of the Company's  Chief  Executive  Officer  pursuant to 18 U.S.C.  Section
                     1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
    13.2    ____     Certification  of the Company's  Chief  Financial  Officer  pursuant to 18 U.S.C.  Section
                     1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    (1) Incorporated by reference from Exhibit 3.1 to the company's Registration Statement on Form F-1, filed on October 18, 2004 (File No. 333-119806)

    (2) Incorporated by reference from Exhibit 3.4 to the Company's Registration Statement on Form F-1, filed on July 7, 2004 (Filed No. 333-117213).

    (3) Incorporated   by  reference   from   Exhibit  10.1  to  the   Company's
        Registration Statement on Form F-1, filed on November 12, 2004 (Filed No. 333-119806).

    (4) Incorporated   by  reference   from   Exhibit  10.1  to  the   Company's
        Registration Statement on Form F-1, filed on July 15, 2004 (Filed No. 333-117213).

    (5) Incorporated   by  reference   from   Exhibit  10.2  to  the   Company's
        Registration Statement on Form F-1, filed on July 15, 2004 (Filed No. 333-117213).

    (6) Incorporated   by  reference   from   Exhibit  10.3  to  the   Company's
        Registration Statement on Form F-1, filed on July 15, 2004 (Filed No. 333-117213).

    (7) Incorporated   by  reference   from   Exhibit  10.4  to  the   Company's
        Registration Statement on Form F-1, filed on July 15, 2004 (Filed No. 333-117213).

    (8) Incorporated   by  reference   from   Exhibit  10.5  to  the   Company's
        Registration Statement on Form F-1, filed on July 15, 2004 (Filed No. 333-117213).

    (9) Incorporated   by  reference   from   Exhibit  10.6  to  the   Company's
        Registration Statement on Form F-1, filed on July 15, 2004 (Filed No. 333-117213).

    (10)Incorporated   by  reference   from   Exhibit  10.7  to  the   Company's
        Registration Statement on Form F-1, filed on July 15, 2004 (Filed No. 333-117213).

    (11)Incorporated   by  reference   from   Exhibit  10.8  to  the   Company's
        Registration Statement on Form F-1, filed on July 15, 2004 (Filed No. 333-117213).

    (12)Incorporated   by  reference   from   Exhibit  10.9  to  the   Company's
        Registration Statement on Form F-1, filed on July 15, 2004 (Filed No. 333-117213).

    (13)Incorporated   by  reference   from  Exhibit   10.10  to  the  Company's
        Registration Statement on Form F-1, filed on July 15, 2004 (Filed No. 333-117213).

    (14)Incorporated   by  reference   from   Exhibit  10.1  to  the   Company's
        Registration Statement on Form F-1, filed on November 12, 2004 (Filed No. 333-119806).

    (15)Incorporated   by  reference   from   Exhibit  10.2  to  the   Company's
        Registration Statement on Form F-1, filed on November 12, 2004 (Filed No. 333-119806).

    (16)Incorporated   by  reference   from   Exhibit  10.3  to  the   Company's
        Registration Statement on Form F-1, filed on November 12, 2004 (Filed No. 333-119806).

    (17)Incorporated   by  reference   from   Exhibit  10.4  to  the   Company's
        Registration Statement on Form F-1, filed on November 12, 2004 (Filed No. 333-119806).

    (18)Incorporated   by  reference   from   Exhibit  10.5  to  the   Company's
        Registration Statement on Form F-1, filed on November 12, 2004 (Filed No. 333-119806).

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                         TOP Tankers Inc.



                                         By:  /s/  Evangelos Pistiolis
                                              --------------------------
                                              Name: Evangelos Pistiolis
                                              Title:   Chief Executive Officer

Date: June 28, 2005

23116.0001 #582823