Form 20-F
period 2005-12-31
TOP TANKERS INC.
filed 2006-04-13
CIK 1296484

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from ____ to ____

                                       OR

[_]           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
             Date of event requiring this shell company report: N/A

                        Commission file number 000-50859

                                TOP TANKERS INC.

             (Exact name of Registrant as specified in its charter)

                        REPUBLIC OF THE MARSHALL ISLANDS

                 (Jurisdiction of incorporation or organization)

                                TOP Tankers Inc.
                            109-111 Messogion Avenue
                                 Politia Centre
                                  Athens 11526
                                     Greece

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                     Common Stock par value $0.01 per share

                        Preferred Stock Purchase Rights

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, $0.01 par value               28,080,640 of Common Stock, par
                                             value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes |_| No |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |_|   Accelerated filer |_|   Non-accelerated filer |X|

Indicate by check mark which financial statement item the Registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes |_| No |X|

                                TABLE OF CONTENTS

                                                                            Page

 ITEM 1.   Identity Of Directors, Senior Management And Advisers.............2

 ITEM 2.   Offer Statistics And Expected Timetable...........................2

 ITEM 3.   Key Information...................................................2

 ITEM 4.   Information On The Company.......................................17

 ITEM 4A.  Unresolved Staff Comments........................................32

 ITEM 5.   Operating And Financial Review And Prospects.....................32

 ITEM 6.   Directors, Senior Management And Employees.......................48

 ITEM 7.   Major Shareholders And Related Party Transactions. ..............52

 ITEM 8.   Financial Information............................................53

 ITEM 9.   The Offer And Listing............................................53

 ITEM 10.  Additional Information...........................................53

 ITEM 11.  Quantitative And Qualitative Disclosures
           About Market Risk................................................65

 ITEM 12.  Description Of Securities Other Than Equity Securities ..........66

 ITEM 13.  Defaults, Dividend Arrearages And Delinquencies..................67

 ITEM 14.  Material Modifications To The Rights Of Security
           Holders And Use Of Proceeds......................................67

 ITEM 15.  Controls And Procedures..........................................67

 ITEM 16A. Audit Committee Financial Expert.................................67

 ITEM 16B. Code Of Ethics ..................................................67

 ITEM 16C. Principal Accountant Fees And Services ..........................68

 ITEM 16D. Exemptions From The Listing Standards
           For Audit Committees.............................................68

 ITEM 16E. Purchases Of Equity Securities By The
           Issuer And Affiliated Purchases..................................68

 ITEM 17.  Financial Statements.............................................69

 ITEM 18.  Financial Statements.............................................69

 ITEM 19.  Exhibits........................................................104

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

Selected Financial Data

         The following table sets forth the selected historical consolidated financial data and other operating data of TOP Tankers Inc. as of December 31, 2001, 2002, 2003, 2004 and 2005 and for the years ended December 31, 2001, 2002,
2003, 2004 and 2005. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data of TOP Tankers Inc. in the table are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 by Ernst & Young (Hellas) Certified Auditors Accountants S.A ("Ernst & Young"), independent registered public accounting firm.


Dollars in thousands, except per share
data and average daily results

                                                                                    Year Ended December 31,
                                                                2001           2002           2003          2004           2005
                                                                ----           ----           ----          ----           ----
INCOME STATEMENT DATA
Voyage revenues..................................               $13,344       $11,426        $23,085       $93,829       $244,215
Voyage expenses..................................                 4,413         3,311          5,937        16,898         36,889
Vessel operating expenses........................                 3,345         4,553          8,420        16,859         54,521
General and administrative expenses(1)...........                   455           816          1,815         8,579         23,818
Foreign currency (gains) losses, net.............                    (3)           62            105            75            (68)
Amortization of deferred gain on sale of vessels.                     -             -              -             -            837
Gain on sale of vessels..........................                     -             -              -           638         10,115
Depreciation and amortization....................                 1,337         2,390          4,203        14,622         53,054

Total operating expenses.........................                 9,547        11,132         20,480        56,395        157,262
Operating income.................................                 3,797           294          2,605        37,434         86,953
Net interest expense.............................                   749           987          1,335         4,720         18,403
Other income (expense), net......................                (1,271)          894            364            80            134

Net income.......................................                $1,777          $201         $1,634       $32,794        $68,684

Basic and diluted earnings per share(2)..........                 $0.30         $0.03          $0.27         $2.54          $2.46
Weighted average basic shares outstanding(2).....             6,000,000     6,000,000      6,000,000    12,922,449     27,926,771
Weighted average diluted shares outstanding(2)...             6,000,000     6,000,000      6,000,000    12,922,449     27,932,012
Dividends paid per share(2)......................                 $0.08         $0.14          $0.10         $0.39          $1.09

BALANCE SHEET DATA, at end of period
Current assets...................................                $2,778          $845         $4,862      $141,051        $67,574
Total assets.....................................                18,573        33,474         55,703       539,886        980,897
Current liabilities, including current portion
  of long-term debt..............................                 3,387         4,390          9,008        42,811         78,594
Total long-term debt, including current portion..                 9,914        22,875         34,403       194,806        564,103
Stockholders' equity.............................                 7,136         8,772         16,319       321,809        369,658

OTHER FINANCIAL DATA
EBITDA(3)........................................                $3,863        $3,578         $7,172       $52,136       $140,141

FLEET DATA
Total number of vessels at end of period.........                   2.0           3.0            5.0          15.0           27.0
Average number of vessels(4).....................                   2.0           2.9            4.4           9.6           21.7
Total voyage days for fleet(5)...................                   730           961          1,517         3,215          7,436
Total time charter days for fleet................                     -           160            543         1,780          5,567
Total spot market days for fleet.................                   730           801            974         1,435          1,869
Total calendar days for fleet(6).................                   730         1,042          1,609         3,517          7,905
Fleet utilization(7).............................                100.0%         92.2%          94.3%         91.4%          94.1%

AVERAGE DAILY RESULTS
Time charter equivalent(8).......................               $12,234        $8,444        $11,304       $23,929        $27,881
Vessel operating expenses(9).....................                 4,582         4,369          5,233         4,794          5,985
General and administrative expenses(10)..........                   623           783          1,128         2,439          3,013
Total vessel operating expenses(11)..............                 5,205         5,152          6,361         7,233          8,998


(1) We did not pay any compensation to members of our senior management or our directors in the years ended December 31, 2001, 2002 and 2003. During 2004 and 2005, we paid to the members of our senior management and to our directors aggregate compensation of approximately $4.4 million and $8.1 million respectively.

(2) All share and per share amounts have been restated to reflect the retroactive effect of the stock dividend in May 2004.

(3) EBITDA represents earnings before interest and finance costs, net, taxes, depreciation and amortization. Interest and finance costs, net include gain or loss from termination of swaps and swap fair value changes. EBITDA is included in this report because we believe it provides investors with an understanding of operating performance over comparative periods. EBITDA should not be considered as a substitute for income from operations, net income or cash flows from operating activities (all as determined in accordance with generally accepted accounting principles) for the purpose of analyzing our operating performance, financial position and cash flows, as EBITDA is not defined by generally accepted accounting principles. We presented EBITDA, however, because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and/or incur debt.

          The following table reconciles net income, as reflected in the consolidated income statements to EBITDA:

                                                  2001      2002       2003       2004        2005
                                                  ----      ----       ----       ----        ----

   Net Income................................     $1,777      $201     $1,634    $32,794     $68,684
   Depreciation and Amortization.............      1,337     2,390      4,203     14,622      53,054
   Interest and finance costs, net...........        749       987      1,335      4,720      18,403
   EBITDA....................................     $3,863    $3,578     $7,172    $52,136    $140,141
                                                  ======    ======     ======    =======    ========

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



                                                                        2001       2002       2003       2004       2005
                                                                        ----       ----       ----       ----       ----
Dollars in thousands, except average daily results

Voyage revenues.................................................       $13,344    $11,426    $23,085    $93,829   $244,215
Less:
       Voyage expenses..........................................        (4,413)    (3,311)    (5,937)   (16,898)   (36,889)
                                                                       -------    -------    -------   --------   --------

       Time charter equivalent revenue..........................        $8,931     $8,115    $17,148    $76,931   $207,326
                                                                        ======     ======    =======    =======   ========

       Total voyage days........................................           730        961      1,517      3,215      7,436
       Average Daily Time Charter Equivalent....................       $12,234     $8,444    $11,304    $23,929    $27,881

(9) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses, excluding lease payments by fleet calendar days for the relevant time period.

(10) Daily general and administrative expenses are calculated by dividing general and administrative expenses and stock-based compensation by fleet calendar days for the relevant time period.

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

Risks Related to Our Industry

          The international tanker industry is both cyclical and volatile and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and our results of operation

          The international tanker industry is cyclical with attendant volatility in charter hire rates and industry profitability. The degree of charter hire volatility within the tanker industry has varied widely. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline. The degree of charter rate volatility among different types of tankers has varied widely. Although our fleet deployment strategy may limit our exposure, we are nonetheless exposed to changes in spot rates for tankers and such changes may affect our earnings and the value of our vessels at any given time.

          The factors affecting the supply and demand for our tankers, are outside our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable. Factors that influence demand for tanker capacity include:

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

          The international tanker industry has experienced historically high charter rates and vessel values in the recent past and there can be no assurance that these historically high charter rates and vessel values will be sustained

          Charter rates in the tanker industry recently have been near historically high levels. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon continued economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of continued economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in charter rates could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

          If we violate environmental laws or regulations, the resulting liability may adversely affect our earnings and financial condition

          Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the value or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially and adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

          As a result of accidents, such as the oil spill in November 2002 relating to the loss of the m.t. Prestige, a 26-year old single- hull product tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a materially adverse impact on our financial condition, results of operations and ability to pay dividends.

          The operation of our vessels is affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM Code-certified. However, we cannot assure you that such certification will be maintained indefinitely.

          Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit liability is also forfeited under the CLC where the spill is caused by the owner's actual fault and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

          The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel oils), in United States waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.

          We currently maintain, for each of our vessels, pollution liability coverage insurance of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

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

          Our operating results from our tankers are subject to seasonal fluctuations, which may adversely affect our operating results and ability to pay dividends

          We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased oil consumption of oil and petroleum in the northern hemisphere during the winter months. Our Handymax tankers carry, in part, refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and heating oil. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.

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

          World events could adversely affect our results of operations and financial condition

          Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

          A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels

          The loan agreements under our credit facilities contain a covenant that requires the aggregate market value of the mortgaged vessels to at all times exceed 140% of the aggregate outstanding principal amount of the loan. If the market value of our fleet declines, we may be in default of this loan covenant and we may not be able to refinance our debt or obtain additional financing. Also, declining vessel values could cause us to breach some of the covenants under the financing agreements relating to our indebtedness. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

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

          We depend on third party managers to manage our fleet

          As of December 31, 2005, we have subcontracted the day to day technical management, crewing and certain purchasing functions of all vessels in our fleet to third party managers, with the exception of three vessels for which only the crewing has been assigned to third party managers. Further, we may subcontract the technical management of vessels acquired in the future to other third party technical management companies. While our wholly-owned subsidiary, TOP Tanker Management, has direct oversight responsibility for these third party managers, the loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. Further, we expect that we will need to seek approval from our lenders to change these third party managers.

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

          Our earnings may be adversely affected if we do not successfully employ our vessels

          We seek to deploy our vessels both on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2005, 19 of our vessels were contractually committed to time charters. Although these time charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, our tankers committed to time charters may not be available for spot voyages during an upturn in the tanker industry cycle, when spot voyages might be more profitable. The spot market is highly competitive, and spot market charter rates may fluctuate dramatically based on the supply and demand for the major commodities internationally carried by water and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our vessels profitably. As of December 31, 2005, the remainders of our vessels were trading in the spot market. If we cannot continue to employ these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

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

          We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

          We have historically derived a significant part of our revenue from a small number of charterers. In 2005, approximately 52% of our revenue was derived from 2 charterers; in 2004, approximately 44% of our revenue was derived from 2 charterers; in 2003, approximately 47% of our revenue was derived from 2 charterers and, in 2002, approximately 65% of our revenue was derived from 3 charterers. During 2005, under time charter contracts, Glencore and Vitol provided 32% and 20% of our revenues, respectively. The occurrence of any problems with these charterers may adversely affect our revenues.

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

          Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

          We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world commercial markets, including the energy markets. The recent conflict in Iraq may lead to additional acts of terrorism, armed conflict and civil disturbance around the world, which may contribute to further instability in the oil markets. Terrorist attacks, such as the attack on the M/T Limburg in October 2002, may also negatively affect our operations and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

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

          Certain existing stockholders, who hold approximately 16.4% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions

          Sovereign Holdings Inc., or Sovereign Holdings, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos
J. Pistiolis, and Kingdom Holdings Inc., or Kingdom Holdings, a company owned primarily by adult relatives of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis own, directly or indirectly, approximately 16.4% of the outstanding shares of our common stock. While these shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, due to the number of shares of our common stock they own, they have the power to exert considerable influence over our actions.

          Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

          We will become subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. These requirements will first apply to our annual report for the fiscal year ending December 31, 2006. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.

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

          Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

          We generate all of our revenues in U.S. dollars but incur approximately 9% of our expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. For example, in the 12 months ended December 31, 2005, the value of the U.S. dollar increased by 13.23% as compared to the Euro. We have not hedged these risks. Our operating results could suffer as a result.

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

ITEM 4.   INFORMATION ON THE COMPANY

History and Development of the Company

          Our predecessor, Ocean Holdings Inc. was formed in January 2000, under the laws of Marshall Islands and renamed to TOP Tankers Inc. in May 2004. On July 23, 2004, our common stock was listed on the Nasdaq National Market, under the symbol "TOPT", in connection with our initial public offering. The net proceeds of our initial public offering, approximately $124.6 million, were primarily used to finance the acquisition of 10 vessels, comprised of 8 ice-class double-hull Handymax tankers and 2 double-hull Suezmax tankers. The total cost of the acquisition was approximately $251.3 million. The address of our principal executive office is 109-111 Messogion Avenue, Politia Centre, Athens 11526 Greece. The telephone number of our registered office is + 30 210 6978000.

          On November 5, 2004, we completed a follow-on offering of our common stock. The net proceeds of our follow-on offering, approximately $139.5 million, were used primarily to finance the acquisition of 5 double-hull Suezmax tankers. The total cost of the acquisition was approximately $249.3 million.

          During 2005, we acquired 5 double-hull Handymax and 4 double-hull Suezmax tankers at a total cost of $453.4 million and sold 1 double-hull Handymax and our last single-hull Handysize tanker. We finally sold and leased-back 5 double-hull Handymax tankers for a period of 7 years.

          We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of December 31, 2005, our fleet consisted of 27 vessels (including 5 vessels sold and leased-back), comprised of 14 double-hull Handymax product tankers and 13 double-hull Suezmax tankers, with a total cargo carrying capacity of approximately 2.6 million deadweight tons, or dwt. We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.

          Following the agreement to sell and lease back 9 double-hull Suezmax and 4 double-hull Handymax tankers for a period of 5 to 7 years, in early April 2006, we own and operate a fleet of 27 vessels, consisting of 9 tankers fully owned and 18 tankers chartered-in and fully controlled.

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

Our Fleet

          We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of December 31, 2005, our fleet consisted of 27 vessels (including 5 vessels sold and leased-back), comprised of 14 double-hull Handymax product tankers and 13 double-hull Suezmax tankers, with a total cargo carrying capacity of approximately 2.6 million dwt. We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. As of December 31, 2005, the vessels in our fleet have a total cargo capacity of approximately 2.6 million dwt. Over 88.8% of our fleet by dwt were sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and creates cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

          During 2005, we acquired 5 double-hull Handymax and 4 double-hull Suezmax tankers at a total cost of $453.4 million and sold 1 double-hull Handymax and our last single-hull Handysize tanker. We sold and leased-back 5 double-hull Handymax tankers for a period of 7 years.

          We recently agreed to sell and lease back 9 double-hull Suezmax and 4 double-hull Handymax tankers for a period of 5 to 7 years. We currently own and operate a fleet of 27 vessels, consisting of 9 tankers fully owned and 18 tankers chartered-in and fully controlled.

Chartering of the Fleet

          As of December 31, 2005 all 14 of our Handymax tankers operated under time charter contracts expiring from 2007 to 2010. Four of our Handymax tankers were deployed under 60 month time charter contracts that have a base rate for the first two years of $14,500 per day. From the third year until expiration of the contracts, base rate will change to $14,000 per day. Should the vessels generate revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $500 per day in excess of the base rate. Thereafter we will receive 50% of the excess. Five of our Handymax tankers were deployed under 30 month time charter contracts that have a base rate of $14,250 per day until December 31, 2005 and $13,250 per day until expiration of the contracts. Should the vessels generate revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $250 per day in excess of the base rate until December 31, 2005 and $1,250 per day until expiration of the contracts. Thereafter we will receive 50% of the excess. Four of our Handymax tankers were deployed under 60 month time charter contracts that have a base rate for the first year of $17,000 per day. From the second year until expiration of the contracts, base rate will change to $16,250 per day. Should the vessels generate revenues, on a quarterly basis, in excess of the base rate, in the first year we will receive 30% of the excess and from the second year until expiration, we will receive 100% of the first $1,000 per day in excess of the base rate and 50% of the excess thereafter. One of our Handymax tankers was deployed under 60 month time charter contract that has a base rate of $18,000 per day. Should the vessel generate revenue, on a quarterly basis, in excess of the base rate, in the first year we will receive 35% of the excess and from the second year until expiration, we will receive 100% of the first $1,000 per day in excess of the base rate and 50% of the excess thereafter. Our Suezmax tankers operated on the spot market.

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

          As of December 31, 2005, TOP Tanker Management has subcontracted the day to day technical management and crewing of 6 Handymax tankers and 12 Suezmax tankers to V.Ships Management Limited, a ship management company operating in Scotland, Norway and Switzerland and has subcontracted the day to day technical management and crewing of 5 Handymax tankers and 1 Suezmax tanker to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. TOP Tanker Management has subcontracted the crewing of 2 Handymax tankers to V. Ships Management Limited, a ship management company operating in Greece and has subcontracted the crewing of 1 Handymax tanker to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. TOP Tanker Management pays a monthly fee of $10,000 per vessel for the 18 vessels under its agreements with
V. Ships Management and a monthly fee of $7,083.33 per vessel for the 6 vessels under its agreements with Hanseatic Shipping Company.

Crewing and Employees

          As of December 31, 2004 and 2005, we had 3 employees, while our wholly-owned subsidiary, TOP Tanker Management, employed approximately 35 employees in 2004 and 58 employees in 2005, all of whom are shore-based. TOP Tanker Management ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

          V. Ships Management and Hanseatic Shipping Company are responsible for the crewing of the fleet. Such responsibilities include training, transportation, compensation and insurance of the crew.

          All of the employees of TOP Tanker Management are subject to a general collective bargaining agreement covering employees of shipping agents. These agreements set industry-wide minimum standards. We have not had any labor problems with our employees under this collective bargaining agreement and consider our workplace and labor union relations to be good.

Environmental and Other Regulation

          Government regulation significantly affects the ownership and operation of our tankers. Our fleet is subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

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

Environmental Regulation

          International Maritime Organization (IMO)

          The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL Convention". The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In March 1992, the IMO adopted regulations that set forth pollution prevention requirements applicable to tankers. , which became effective in July 1993. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide for, among other things, phase-out of single hull tankers and more stringent inspection requirements; including, in part, that:

          o tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double-sided construction, unless: (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or
               (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

          o tankers 30 years old or older must be of double-hull construction or mid-deck design with double sided construction; and

          o    all tankers are subject to enhanced inspections.

          Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

          o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

          o commences a major conversion or has its keel laid on or after January 6, 1994; or

          o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

          In April 2001, the IMO accelerated its existing timetable for the phase-out of single- hull oil tankers. which became effective in September 2002. These regulations require the phase-out of most single- hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state administration may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals.

          In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to a MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers                     Date or Year
-----------------------                     ------------

Category 1 oil tankers of 20,000           April 5, 2005 for ships delivered
dwt and above carrying crude oil,          on April 5, 1982 or earlier; or
fuel oil, heavy diesel oil or              2005 for ships delivered after
lubricating oil as cargo, and of           April 5, 1982
30,000 dwt and above carrying other
oils, which do not comply with the
requirements for protectively
located segregated ballast tanks


Category 2 - oil tankers of 20,000 dwt     April 5, 2005 for ships delivered on
and above carrying crude oil, fuel oil,    April 5, 1977 or earlier 2005 for
heavy diesel oil or lubricating oil as     ships delivered after April 5, 1977
cargo, and of 30,000 dwt and above         but before January 1, 1978
carrying other oils, which do comply
with the protectively located              2006 for ships delivered in 1978
segregated ballast tank requirements       and 1979
                                           2007 for ships delivered in 1980 and
and                                        1981
                                           2008 for ships delivered in 1982
Category 3 - oil tankers of 5,000 dwt      2009 for ships delivered in 1983
and above but less than the tonnage        2010 for ships delivered in 1984 or
specified for Category 1 and 2 tankers.    later

          Under the revised regulations, the flag state administration may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or their 25th anniversary to ports or offshore terminals.

          The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of deliver for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

          o    the oil tanker conversion was completed before July 6, 1996;

          o the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

          o the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

          In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

          Under regulation 13H, HGO means any of the following:

          o    crude oils having a density at 15(0)C higher than 900 kg/m3;

          o fuel oils having either a density at 15(0)C higher than 900 kg/ m3 or a kinematic viscosity at 50(0)C higher than 180 mm2/s;

          o    bitumen, tar and their emulsions.

          Under the regulation 13H, the flag state administration may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state administration may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

          The flag state administration may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

          Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

          The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

          The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We are certified as an approved ship manager under the ISM Code.

          The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state or by an appointed classification society, under the ISM Code. All of our vessels have obtained safety management certificates.

          Noncompliance with the ISM Code and other IMO regulations may subject the ship-owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports., as the case may be.

          Many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective in November 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $ 6.5 million plus approximately $913 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately 129.9 million. As the 1969 Convention calculates liability in terms of basket currencies, these figures are based on currency exchange rates on March 20, 2006. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

          The United States Oil Pollution Act of 1990

          The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions, or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers and product tankers, it applies to discharges by non-tanker ships, including drybulk carriers, of fuel oil, or bunkers, used to power such vessels.

          Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers. OPA defines these other damages broadly to include:

          o    natural resources damages and the costs of assessment thereof;

          o    real and personal property damages;

          o net loss of taxes, royalties, rents, fees and other lost revenues;

          o lost profits or impairment of earning capacity due to property or natural resources damage; and

          o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

          Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

          OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk carrier that is over 300 gross tons (subject to possible adjustment for inflation). OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our tankers call.

          OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

          We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1 billion per vessel per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

          Under OPA, with certain limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period, from 1995 to 2015, based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

          o discharging at the Louisiana Offshore Oil Port, also known as the LOOP; or

          o unloading with the aid of another vessel, a process referred to in the industry as lightering, within authorized lightering zones more than 60 miles off-shore.

          Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

          o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

          o    describe crew training and drills; and

          o identify a qualified individual with full authority to implement cleanup actions.

          We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in U.S. waters. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain tanker vessels to prepare response plans for the release of hazardous substances.

          Additional U.S. Environmental Requirements

          The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

          The Clean Water Act, or the CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, as a result of a recent U.S. federal court decision, vessel owners and operators may be required to obtain CWA permits for the discharge of ballast water, or they will face penalties for failing to do so. Although the EPA is likely to appeal this decision, we do not know how this matter is likely to be resolved and we cannot assure you that any costs associated with compliance with the CWA's permitting requirements will not be material to our results of operations.

          The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

          Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

          Several of our vessels currently carry cargoes to U.S. waters regularly and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements and that they would also qualify for trade if chartered to serve U.S. ports.

          European Union Tanker Restrictions

          In July 2003, the European Union adopted regulations that accelerate the IMO single hull tanker phase-out timetable. Under the regulation no oil tanker is allowed to operate under the flag of a EU member state, nor shall any oil tanker, irrespective of its flag, be allowed to enter into ports or offshore terminals under the jurisdiction of a EU member state after the anniversary of the date of delivery of the ship in the year specified in the following table, unless such tanker is a double hull oil tanker:


Category of Oil Tankers                    Date or Year

Category 1 oil tankers of 20,000 dwt and   2003 for ships delivered in 1980
above carrying crude oil, fuel oil,        or earlier
heavy diesel oil or lubricating oil as     2004 for ships delivered in 1981
cargo, and of 30,000 dwt and above         2005 for ships delivered in 1982 or
carrying other oils, which do not comply   later
with the requirements for protectively
located segregated ballast tanks


Category 2 - oil tankers of 20,000 dwt     2003 for ships delivered in 1975 or
and above carrying crude oil, fuel oil,    earlier
heavy diesel oil or lubricating oil as     2004 for ships delivered in 1976
cargo, and of 30,000 dwt and above         2005 for ships delivered in 1977
carrying other oils, which do comply       2006 for ships delivered in 1978 and
with the protectively located              1979
segregated ballast tank requirements       2007 for ships delivered in 1980 and
                                           1981
                                           2008 for ships delivered in 1982
and                                        2009 for ships delivered in 1983
                                           2010 for ships delivered in 1984 or
Category 3 - oil tankers of 5,000 dwt      later
and above but less than the tonnage
specified for Category 1 and 2 tankers.

          Furthermore, under the regulation, all oil tankers of 5,000 dwt or less must comply with the double hull requirements no later than the anniversary date of delivery of the ship in the year 2008. The regulation, however, provides that oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirement provided that they are duly certified under inland water legislation.

          The European Union, following the lead of certain European Union nations such as Italy and Spain, as of October 2003, has also banned all single-hull tankers of 600 dwt and above carrying HGO, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single- hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

          The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six -month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

          Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

          o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

          o    on-board installation of ship security alert systems;

          o    the development of vessel security plans; and

          o    compliance with flag state security certification requirements.

          The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

Seasonality

         We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased oil consumption of oil and petroleum in the northern hemisphere during the winter months. Our Handymax tankers carry, in part, refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and heating oil. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31.

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

Organizational Structure

          TOP Tankers Inc. is the sole owner of all outstanding shares of the subsidiaries listed in Note 1 of our Consolidated Financial Statements under
Item 18. See also Exhibit 8.1.

Properties, Plants and Equipment

          We lease office space in Athens, Greece, from Pyramis Technical Co., SA which is wholly-owned by John Pistiolis, the father of our Chief Executive Officer. In addition, our newly established subsidiary TOP TANKERS (U.K.) LIMITED, a representative company in London, leases office space in London, from an unrelated third party. We refer you to "Our Fleet" in this section for a discussion of our vessels.

          In January 2006, we entered into an agreement to lease office space in Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

          Not applicable.


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following is a discussion of our financial condition and results of operations for the years ended December 31, 2005, 2004 and 2003. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

          We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of December 31, 2005, our fleet consisted of 27 vessels, comprised of 14 Product tankers and 13 Suezmax tankers, with a total cargo carrying capacity of approximately 2.6 million deadweight tons, or dwt.

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

Results of Operations

          For discussion and analysis purposes only, we evaluate performance using time charter equivalent, or TCE, revenues. TCE revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and presents a more accurate representation of the revenues generated by our vessels.

          We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each tanker for the period.

          We depreciate our tankers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings.

Year ended December 31, 2005 compared to the year ended December 31, 2004

          VOYAGE REVENUES--Voyage revenues increased by $150.4 million, or 160.3%, to $244.2 million for 2005 compared to $93.8 million for the prior year. This increase is due to the acquisition of 3 tankers, 6 tankers and 5 tankers during the first, second and fourth quarters of 2005, respectively, which contributed $96.1 million in voyage revenues and is due to the overall increase in operating days which increased the voyage revenues generated by the remaining vessels to $148.1 million in 2005 from $93.8 million in 2004.

          VOYAGE EXPENSES--Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, increased $20.0 million, or 118.3%, to $36.9 million for 2005 compared to $16.9 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet during 2005 compared to the prior year, as well as the increase in the cost of fuel to operate the tankers.

          NET VOYAGE REVENUES--Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $130.4 million, or 169.6%, to $207.3 million for 2005 compared to $76.9 million for the prior year. This increase is the result of the increase in the average number of tankers in our fleet and the overall increase in operating days during 2005 compared to the prior year. The average number of tankers in our fleet increased 126.0% to 21.7 tankers during 2005 compared to 9.6 tankers during the prior year.

                                               2004           2005
                                               ----           -----
Dollars in thousands
Voyage revenues......................         $93,829        $244,215
Less Voyage expenses.................         (16,898)        (36,889)

Net voyage revenues..................         $76,931        $207,326
                                             ========        ========

          The following describes our charter revenues for 2005 as compared to the prior year:

          o Average daily TCE rate increased by $3,952, or 16.5%, to $27,881 for 2005 compared to $23,929 for the prior year.

          o $125,626,000, or 60.6%, of net voyage revenue was generated by time charter contracts and $81,700,000, or 39.4%, of net voyage revenue was generated in the spot market during 2005, compared to $32,138,000, or 41.7%, of net voyage revenue generated by time charter contracts, and $44,793,000, or 58.3%, of net voyage revenue generated in the spot market during the prior year.

          o Tankers operated an aggregate of 5,567 days, or 74.9%, on time charter contracts and 1,869 days, or 25.1%, in the spot market during 2005, compared to 1,780 days, or 55.4%, on time charter contracts and 1,435 days, or 44.6%, in the spot market during the prior year.

          o Average daily time charter rate was $22,566 for 2005 compared to average daily time charter rate of $18,055 for the prior year.

          o Average daily spot rate was $43,713 for 2005 compared to average daily spot rate of $31,215 for the prior year.

          VESSEL OPERATING EXPENSES -- Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and lease payments, increased by $37.6 million, or 222.5%, to $54.5 million for 2005 compared to $16.9 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, which increased 126.0% between the periods. In addition, the Company entered into a sale & leaseback transaction for 5 vessels. This transaction is treated as an operating lease and the relevant lease payments of $7.2 million are included in the operating expenses. Daily vessel operating expenses per tanker, excluding lease payments, increased by $1,191, or 24.8%, to $5,985 for 2005 compared to $4,794 for the prior year. This increase is a result of the significant increase at our Suezmax vessels, which generally require higher operating expenses as compared to Handymax vessels.

          MANAGEMENT FEES, SUB-MANAGER FEES, GENERAL AND ADMINISTRATIVE EXPENSES AND STOCK-BASED COMPENSATION--General and administrative expenses, which include all of our onshore expenses and the fees paid to V.Ships Management Limited, Unicom Management and Hanseatic Shipping Company Ltd., increased by $15.3 million, or 177.9%, to $23.9 million for 2005 compared to $8.6 million for the prior year. This increase is due to increased staff and additional administrative costs in connection with the operation of our larger fleet, and the duties typically associated with public companies and to the compensation of our senior management and directors, which was in the aggregate amount of $8.1 million, compared to $4.4 million paid last year. Daily general and administrative expenses per tanker increased $574, or 23.5%, to $3,013 for 2005 compared to $2,439 for the prior year.

          FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $68,000 foreign currency gain for 2005 compared to a loss of $75,000 for the prior year.

          GAIN ON SALE OF VESSELS--During the third quarter of 2005 we sold the vessels M/T Fearless and M/T Yapi and we realized a total gain of $10,115,000.

          DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers, office furniture and equipment as well as amortization of drydockings, increased by $38.5 million, or 263.7%, to $53.1 million for 2005 compared to $14.6 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, the increase in the book value of our fleet as a result of our acquisitions of tankers during 2005, and the amortization of capitalized expenses associated with drydockings that occurred for the first time to vessels that are part of our fleet.

                                                          2004        2005
                                                          ----        ----
Dollars in thousands
Vessels depreciation expense.........................   $13,073     $46,911
Office furniture and equipment depreciation expense..        35         144
Amortization of drydockings..........................     1,514       5,999
                                                          -----       -----
                                                        $14,622     $53,054

          Depreciation of vessels increased by $33.8 million, or 258.0%, to $46.9 million for 2005 compared to $13.1 million for the prior period. This increase is due to the increase in the book value of our fleet as a result of our acquisitions of tankers during 2005 compared to the prior year.

          Amortization of drydockings increased by $4.5 million, or 300.0%, to $6.0 million for 2005 compared to $1.5 million for the prior year. This increase includes amortization associated with $10.5 million of capitalized expenditures relating to our tankers during 2005 compared to $7.4 million of capitalized expenditures during the prior year. This increase is the result of the amortization of capitalized expenses associated mainly with drydockings which took place in 2005, most of which relate to tankers which have capitalized drydocking expenditures for the first time since we acquired them. We anticipate that the amortization associated with drydockings will continue to increase in 2006 due to the increase in the average number of tankers in our fleet, the increase in costs associated with drydockings, and that we are currently drydocking vessels for the first time since these vessels became part of our fleet.

          NET INTEREST EXPENSE--Net interest expense increased by $13.7 million, or 291.5%, to $18.4 million for 2005 compared to $4.7 million for the prior year. This increase is the result of the increase in our weighted average outstanding debt as a result of our acquisitions of tankers. Net interest expense is anticipated to decrease in 2006 as a result of the debt prepayment in connection with the sale and lease-back of 5 tankers in 2005.

          OTHER NET--We recognized a gain of $0.1 million during 2005 and 2004.

          NET INCOME--Net income was $68.7 million for 2005 compared to net income of $32.8 million for the prior year.

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

                                               2003           2004
                                               ----           ----
Dollars in thousands
Voyage revenues............................   $23,085         $93,829
Less Voyage expenses.......................    (5,937)        (16,898)

Net voyage revenues........................   $17,148         $76,931
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

          MANAGEMENT FEES, SUB-MANAGER FEES AND GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses, which include all of our onshore expenses, the fees that Primal Tankers Inc., our former management company, charged to manage our vessels, and the fees paid to V.Ships Management Limited and Unicom Management, increased by $6.8 million, or 377.8%, to $8.6 million for 2004 compared to $1.8 million for the prior year. This increase is due to increased staff and additional administrative costs in connection with the operation of our larger fleet, and the duties typically associated with public companies and to the compensation of our senior management and directors, which was in the aggregate amount of $4.4 million, compared to $0 in prior year. Daily general and administrative expenses per tanker increased $1,311, or 116.2%, to $2,439 for 2004 compared to $1,128 for the prior year.

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

                                                              2003        2004
                                                              ----        ----
Dollars in thousands
Vessels depreciation expense............................    $3,604     $13,073
Office furniture and equipment depreciation expense.....         0          35
Amortization of drydockings.............................      $599       1,514
                                                            ------     -------
                                                            $4,203     $14,622
                                                            ======     =======

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

          Cash and cash equivalents decreased $97.3 million to $17.5 million as of December 31, 2005 compared to $114.8 million as of December 31, 2004. That decrease results primarily from using a portion of the proceeds of our follow-on offering on November 5, 2004, to finance the acquisition of 5 Suezmax tankers. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital deficit was $10.6 million as of December 31, 2005, compared to a working capital surplus of $98.2 million as of December 31, 2004. The current portion of long-term debt, net of unamortized deferred financing costs, included in our current liabilities was $45.3 million and $19.5 million as of December 31, 2005 and December 31, 2004, respectively.

          EBITDA, as defined in Footnote 3 to the "Selected Financial Data" in
Item 3 above, increased by $88.0 million, or 168.9%, to $140.1 million for 2005 compared to $52.1 million for the prior year. This increase is due to the growth of our fleet and the overall increase in operating days in 2005 compared to the prior year.

          EBITDA, increased by $44.9 million, or 623.6%, to $52.1 million for 2004 compared to $7.2 million for the prior year. This increase is due to the growth of our fleet and the overall stronger tanker market during 2004 compared to the prior year.

          NET CASH FROM OPERATING ACTIVITIES--increased 231.1% to $94.7 million during 2005, compared to $28.6 million during the prior year. This increase is primarily attributable to net income of $68.7 million and depreciation and amortization, which includes depreciation for vessels, depreciation for office furniture and equipment, amortization of deferred drydocking costs and amortization of deferred financing fees, of $54.5 million for 2005, compared to net income of $32.8 million and depreciation and amortization of $15.4 million during the prior year.

          NET CASH USED IN INVESTING ACTIVITIES--was $524.9 million during 2005 compared to net cash used in investing activities of $344.9 million during the prior year. During 2005, we expended $677.1 million for the acquisition of 14 tankers, compared to expending $327.6 million for the acquisition of 12 tankers during the prior year.

          NET CASH FROM FINANCING ACTIVITIES--was $332.9 million during 2005 compared to net cash from financing activities of $428.7 million during the prior year. The change in cash provided by financing activities relates to the following:

          o Net proceeds from borrowing under long-term debt were $472.5 million in connection with the acquisition of 9 Suezmax tankers and 5 product tankers during 2005 compared to $281.9 million in connection with the acquisition of 4 Suezmax tankers and 8 product tankers during the prior year.

          o Principal repayments of long-term debt were $100.0 million during 2005 compared to $119.5 million during the prior year.

          o Net issuance of common stock and capital contributions to additional paid-in capital were $281.1 million during 2004 as a result of our initial public offering on July 23, 2004 and our follow-on offering on November 5, 2004.

          o Dividends of $30.5 million paid during 2005 compared to $2.3 million paid during the prior year.

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

Off Balance Sheet Arrangements

          We did not have any off-balance sheet arrangements, as of December 31, 2005.

Tabular Disclosure of Contractual Obligations

         The following table sets forth our contractual obligations and their maturity dates as of December 31, 2005.

                                                                           Payments due by period

                                                                                    2-3         4-5        More than
Contractual Obligations:                                Total        1 year        years       years        5 years
-----------------------                                 -----        ------        -----       -----        -------
                                                                             (in thousands of $)
Long term debt                                           569,517     46,475         89,842      81,300      351,900
                                                         -------     ------         ------      ------      -------
Operating leases                                           2,530        552          1,104         874            -
                                                         -------     ------         ------      ------      -------
Lease payments under sale and lease-back                 140,218     21,061         42,121      42,121       34,915
                                                         -------     ------         ------      ------      -------
Total                                                    712,265     68,088        133,067     124,295      386,815

          Long Term Debt:

          As of December 31, 2005, the outstanding balance of our long-term debt consisted of three credit facilities, with Royal Bank of Scotland, which we refer to as the RBS credit facility, DVB Bank, which we refer to as the DVB credit facility and HSH Nordbank, which we refer to as the HSH credit facility. The long-term debt obligations presented in the above table do not include interest payments.

          RBS Credit Facility:

          In February 2005, we entered into a financing agreement with the Royal Bank of Scotland, to partially finance the acquisition of 3 of the 5 additional Suezmax tankers acquired in connection with the follow-on offering of our common shares (the M/T Priceless, the M/T Noiseless and the M/T Faultless), 4 Handymax tankers (the M/T Taintless, the M/T Dauntless, the M/T Soundless and the M/T Topless) and to refinance the then outstanding balance of $197.0 million. The new credit facility was for the amount of $424.8 million divided into three tranches of $197.0 million, $83.8 million and $144.0 million (Tranches A, B and C, respectively). The $197.0 million tranche was payable in 16 equal consecutive semi-annual installments of $10.0 million each, beginning on March 31, 2005, together with a balloon payment of $37.0 million payable with the final installment. The $83.8 million tranche was payable in 14 varying semi-annual installments beginning on July 31, 2005, together with a balloon payment of $17.0 million payable with the final installment. The $144.0 million tranche is payable in 17 semi-annual installments of $6.3 million, beginning on November 30, 2005, together with a balloon payment of $36.9 million payable with the final installment. In August and September 2005, following the sale of M/T Fearless and M/T Yapi and the sale and lease-back of M/T Restless, M/T Sovereign, M/T Relentless, M/T Invincible and M/T Victorious discussed below, we prepaid $68.8 million. In November 2005, the loan was restructured and we concluded also a revolving credit facility. The new loan of $195.7 million was to refinance the then outstanding amount under Tranches A and B mentioned above and is payable in 15 semi-annual instalments. The first instalment of $10.7 million was paid on November 30, 2005 to be followed by 14 semi-annual instalments of $10.5 million each, from May 31, 2006 to November 2012, plus a balloon payment of $38.0 million payable together with the last instalment. The revolving credit facility was to refinance the then outstanding amount of Tranche C mentioned above and to partially finance up to an additional amount of $206.0 million the acquisition of tankers meeting specific criteria. The revolving credit facility is payable in 10 semi-annual instalments starting April 30, 2011, plus a balloon payment payable together with the last instalment. On November 8, 2005, $34.2 million was drawn down to partially finance the acquisition cost of vessel M/T Ioannis P. Additional terms and conditions of the RBS credit facility are as follows:

          The initial interest rate on the RBS credit facility is 87.5 and 85 basis points over LIBOR, for the loan and the revolving credit facility, respectively. The interest rate will be adjusted quarterly to 100 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 60%. The RBS credit facility is collateralized by a first priority mortgage on each of the 16 out of 22 vessels we owned as of December 31, 2005.

          The RBS credit facility contains, among other things, financial covenants requiring us to: ensure that the aggregate market value of our fleet at all times exceeds 140% of the aggregate outstanding principal amount under the credit facility; maintain minimum liquid funds with the lender of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet; ensure that our total assets minus our debt will not at any time be less than $250.0 million and at all times exceed 35% of our total assets; ensure that EBITDA (as defined in the RBS credit facility) will at all times exceed 120% of the aggregate of interest expenses and debt due at a particular period; and meet minimum liquid funds requirements. The RBS credit facility also contains general covenants that require us to maintain adequate insurance coverage and obtain the bank's consent before we incur new indebtedness that is secured by the vessels mortgaged thereunder. In addition, the RBS credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the vessels mortgaged thereunder be managed by TOP Tanker Management, which will subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., and any other company acceptable to the lender. We will be permitted to pay dividends under the RBS credit facility so long as we are not in default of a loan covenant.

          During 2005, we paid a fee of 1.0%, 0.75% and 0.5% of the amount of Tranche B, C and the committed amount of the revolving credit facility, respectively on the date that we signed the loan agreement, and a commitment fee of 0.35% per annum shall accrue on the amount of the undrawn balance of the committed amount under the revolving credit facility from the date that we signed the offer letter which shall be payable quarterly in arrears.

          In connection with the Tranche A discussed above, on August 26, 2004, we entered into an interest rate swap agreement with declining notional balance for an initial balance of $98.5 million in order to hedge the variable interest rate exposure. The swap agreement would expire in September 2007 and had a fixed interest rate of 3.61% plus the applicable bank margin. In connection with the Tranches A, B and C discussed above, we entered also into the following interest rate swap agreements with declining notional balances in order to hedge the variable interest rate exposure, with effective date March 31, 2005; (i) for an initial notional amount of $93.5 million and for a period of five years, with a fixed interest rate of 4.72% plus the applicable bank margin; (ii) for an initial notional amount of $27.9 million and for a period of four years, with a fixed interest rate of 4.5775% plus the applicable bank margin; and (iii) for an initial notional amount of $36.5 million and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin. As a result of the sale of vessels and prepayment of the loan of $68.8 million mentioned above, we terminated the swap of $98.5 million. In November 2005 upon the loan restructuring, the then existing swaps were restructured into a new swap with declining notional balances in order to hedge the variable interest rate exposure, with effective date November 3, 2005; for an initial notional amount of $100.5 million and for a period of five years, with a fixed interest rate of 4.63% plus the applicable bank margin. The swap of $36.5 million was also amended to a new swap with declining notional balances in order to hedge the variable interest rate exposure, with effective date November 3, 2005; for an initial notional amount of $36.5 million and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin.

          DVB Credit Facility:

          In March 2005, we entered into a credit facility with DVB Bank, for a total of $56.5 million, to finance the purchase of 2 Suezmax tankers, the M/T Stopless and the M/T Stainless. The loan is payable in 28 varying quarterly installments beginning on July 29, 2005 and a balloon payment of $10.2 million, payable together with the last installment. The interest rate on the DVB credit facility is 125 basis points over LIBOR. Beginning on the date of the credit facility and ending on the final drawdown date, we paid the lender a quarterly commitment fee of 0.25% of the average undrawn amount of the loan. The DVB credit facility is collateralized by a first priority mortgage on the M/T Stopless and the M/T Stainless. A fee of 1% was paid upon drawdown of the loan.

          The DVB credit facility contains, among other things, financial covenants requiring us to: ensure that the aggregate market value of the mortgaged vessels is equal to at least 130% of the outstanding principal amount under the loan, ensure that our total assets minus our debt will not at any time be less than $200.0 million or 35% of our total assets, to ensure that our EBITDA (as defined in the DVB credit facility agreement) will not at any time be less than 120% of the aggregate of interest expenses and debt due at a particular period, and maintain certain minimum liquid funds of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet. In addition, the DVB credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the mortgaged vessels are managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender.

          HSH Credit Facility:

          In November 2005, we concluded a bank loan of $154.0 million to partially finance the acquisition cost of vessels M/T Stormless, M/T Ellen P., M/T Errorless and M/T Edgeless. The loan is divided into 2 tranches of $130.0 million and $24.0 million respectively. Tranche A is payable in 32 consecutive quarterly instalments of $2.7 million each, starting March 13, 2006, plus a balloon payment of $42.0 million payable together with the last instalment. Tranche B is payable in 16 consecutive quarterly instalments of $1.5 million each, starting March 13, 2006. The initial interest rate in respect of Tranche A is 80 basis points over LIBOR. The interest rate will be adjusted to 90 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 60% but equal or below 70% and will be adjusted to 110 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 70%. The initial interest rate in respect of Tranche B is 110 basis points over LIBOR. The interest rate will be adjusted to 135 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 65% but equal or below 75% and will be adjusted to 160 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 75%.The loan was subject to a fee of 1% paid upon signing of the agreement.

          The HSH credit facility contains, among other things, financial covenants requiring us to: ensure that the aggregate market value of the mortgaged vessels is equal to at least 140% of the outstanding principal amount under the loan, until the Tranche B repayment and 130% thereafter, ensure that our total assets minus our debt will not at any time be less than $250.0 million or 35% of our total assets, to ensure that our EBITDA (as defined in the HSH credit facility agreement) will not at any time be less than 120% of the aggregate of interest expenses, lease payments and debt due at a particular period, and maintain certain minimum liquid funds of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet, including the sold and leased-back vessels. In addition, the HSH credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the mortgaged vessels are managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender.

          Operating Leases:

          In July 2004, we entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of our Chief Executive Officer. The agreement is for a duration of six years initially, with an option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation effective January 1, 2006. The total minimum rental payable under this lease for the six years ending December 31, 2010, before any adjustment for inflation and translated using the exchange rate of US$/Euro on December 31, 2005, is approximately $2.5 million.

          Lease payments under sale and lease-back:

          In August and September 2005, we sold the M/T Restless, M/T Sovereign, M/T Relentless, M/T Invincible and M/T Victorious, and entered into bareboat charter agreements to leaseback the vessels, for a period of seven years. During 2005, lease payments relating to the bareboat charters of the vessels were $7.2 million. The total minimum lease payments required to be made after December 31, 2005, related to the bareboat charters of the vessels are $140.2 million.

          Other contractual obligations:

          TOP Tanker Management, our wholly-owned subsidiary, is responsible for the chartering, operational and technical management of our tanker fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries. As of December 31, 2005, TOP Tanker Management has subcontracted the day to day technical management and crewing of 6 Handymax tankers and 12 Suezmax tankers to V.Ships Management Limited, a ship management company operating in Scotland, Norway and Switzerland and has subcontracted the day to day technical management and crewing of 5 Handymax tankers and 1 Suezmax tanker to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. TOP Tanker Management has subcontracted the crewing of 2 Handymax tankers to V. Ships Management Limited, a ship management company operating in Greece and has subcontracted the crewing of 1 Handymax tanker to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. TOP Tanker Management pays a monthly fee of $10,000 per vessel for the 18 vessels under its agreements with V. Ships Management and a monthly fee of $7,083.33 per vessel for the 6 vessels under its agreements with Hanseatic Shipping Company.

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

          During 2005, we had 270 off hire days associated with 8 drydockings. During 2004, we had 250 off hire days associated with 5 drydockings. During 2003 we had 83 off hire days associated with 2 drydockings. Each intermediate survey drydocking is estimated to require approximately 25 days and each special survey drydocking is estimated to require approximately 35 days. In addition to the costs described above, drydockings result in off hire time for a vessel, during which the vessel is unable to generate revenue. Off hire time includes the actual time the vessel is in the shipyard as well as ballast time to the shipyard from the port of last discharge. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing.

Recent developments:

          The following table sets forth our contractual obligations and their maturity dates as of April 6, 2006.


                                                                            Payments due by period

                                                                                      2-3         4-5        More than
Contractual Obligations:                                    Total      1 year        years       years        5 years
                                                            -----      ------        -----       -----        -------
                                                                              (in thousands of $)
Long term debt                                             307,750        17,000       34,000      26,500         230,250
                                                         ---------       -------      -------     -------         -------
Operating leases                                            20,736         1,152        3,456       3,456          12,672
                                                         ---------       -------      -------     -------         -------
Lease payments under sale and lease-back                   714,832        97,006      237,847     237,729         142,250
                                                         ---------       -------      -------     -------         -------
Total                                                    1,043,318       115,158      275,303     267,685         385,172
                                                         ---------       -------      -------     -------         -------

          Sale and Lease-back / Credit Facilities:

          In early March, 2006 we concluded the sale of M/T Priceless, M/T Timeless, M/T Flawless, M/T Stopless, M/T Vanguard, M/T Faithful, M/T Spotless, M/T Doubtless, M/T Faultless, M/T Stainless, M/T Noiseless, M/T Limitless and M/T Endless, and entered into bareboat charter agreements to leaseback the vessels, for a period of five to seven years. The total minimum lease payments required to be made, related to the bareboat charters of the vessels are $574.6 million. In relation to the sale of vessels, the then outstanding balance of $50.1 million under the DVB credit facility, and the then outstanding balance of loan of $185.0 million under the RBS credit facility were fully repaid. In addition we repaid $20.3 million from the revolving credit facility we have with RBS.

          Interest Rate Swaps:

          In connection with the HSH credit facility discussed above, we entered into an interest rate swap agreement with declining notional balances in order to hedge the variable interest rate exposure, with effective date January 30, 2006, for an initial notional amount of $45.0 million and for a period of five years, with a fixed interest rate of 4.8% plus the applicable bank margin.

          In relation to the sale and lease-back of vessels in 2006, the interest rate swap agreement, of $100.5 million with RBS was terminated.

          Dividends:

          On January 23, 2006, we paid dividend on our common shares of $0.21 per share to shareholders of record as of January 17, 2006. On March 13, 2006, following the sale and lease back of the 13 vessels, we declared a special dividend on our common shares of $5.00 per share that was paid on March 27, 2006, to shareholders of record of our common shares as of March 22, 2006. On April 6, 2006, we declared a special dividend on our common shares of $2.50 per share that will be paid on April 25, 2006, to shareholders of record of our common shares as of April 17, 2006.

          Lease agreement:

          In January 2006, we entered into an agreement to lease office space in Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with an option for an extension of ten years. The monthly rental is Euro 120,000 adjusted annually for inflation increase plus 1%, effective January 1, 2007. The minimum rentals payable under operating leases for the year ending December 31, 2006 will be approximately $1.1 million and approximately $1.7 million for each of the years ending December 31, 2007 through May 1, 2018.

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

          Deferred drydock costs. Our vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessels are operating, approximately every 30 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, including but not limited to, drydock dues and general services for vessel preparation, coating of WBT/COT, steelworks, piping works and valves, machinery works and electrical works. In addition, we capitalize all voyage expenses related to the drydock, including but not limited to, costs of bunkers consumed, port and canal dues between the vessel's last discharge port prior to the drydock and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock; cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with industry practice, and that our policy of capitalization reflects the economics and market values of the vessels.

          Impairment of long-lived assets. We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel carrying value including unamortized drydock costs. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydock costs, the carrying value is written down, by recording a charge to operations, to the fair market value if the fair market value is lower than the vessel's carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

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

Forward-Looking Statements

          Matters discussed in this Item 5 include assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this Report.

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

Name                        Age  Position
----                        ---  --------
Thomas F. Jackson ...........58  Director and Chairman of the Board
Evangelos J. Pistiolis ......33  Director, President and Chief Executive Officer
Stamatios N. Tsantanis ......34  Director and Chief Financial Officer
Vangelis G. Ikonomou ........41  Director and Executive Vice President
Michael G. Docherty .........46  Director
Christopher J. Thomas .......46  Director
Roy Gibbs ...................56  Director
Stavros Emmanuel.............63  Chief Operating Officer of TOP Tanker
                                 Management
George Goumopoulos...........56  Chief Technical Officer of TOP Tanker
                                 Management
Eirini Alexandropoulou ......34  Secretary

Biographical information with respect to each of our directors and executives is set forth below.

          Thomas F. Jackson is the Chairman of our board of directors since July 2004. In 2000, Mr. Jackson established Paralos Finance Corporation as a provider of financial consultancy services to select shipping companies. From 1967 to 1999, Mr. Jackson served in a number of managerial capacities with National Westminster Bank, including Head of Shipping in Greece. Mr. Jackson is an Associate of the Chartered Institute of Bankers (ACIB).

          Evangelos J. Pistiolis founded our company in 2000, is our President and Chief Executive Officer and serves on our board of directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of drybulk carriers. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

          Stamatios N. Tsantanis is our Chief Financial Officer and serves on our board of directors since July 2004. Mr. Tsantanis was previously employed by Alpha Finance, a member of the Alpha Bank group, a leading Greek financial institution, from 1999 to 2004. In his capacity as a senior investment banker he participated in a number of equity, debt and convertible securities offerings in Europe and the United States in the transportation sector and shipping in particular. Prior to that, Mr. Tsantanis worked in the operations department of Athlomar Shipping and Trading. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.

          Vangelis G. Ikonomou is our Executive Vice President and serves on our board of directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

          Michael G. Docherty serves on our board of directors since July 2004. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 23 years of international experience handling maritime insurance claims.

          Christopher J. Thomas serves on our board of directors since July 2004. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also the Chief Financial Officer of Dryships Inc. and serves on the board of directors of Omninet International Limited, each of which is a publicly traded company with shares registered under the Securities Exchange Act of 1934, as amended. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd., which is also a publicly traded company with securities registered under the Securities Exchange Act of 1934. Prior to joining Excel, Mr. Thomas was the Chief Financial Officer of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

          Roy Gibbs serves on our board of directors since July 2004. Mr. Gibbs has been the chief executive officer of Standard Chartered Grindlays Bank, Greece, formerly ANZ Grindlays, since 1992. From 1988 to 1992, Mr. Gibbs was the chief manager of domestic banking at ANZ Grindlays, London. Prior to that he was assistant director for property, construction and shipping at ANZ London. Mr. Gibbs joined National and Grindlays Bank in 1965.

          Captain Stavros Emmanuel is the Chief Operating Officer of TOP Tanker Management since July 2004. Prior to joining TOP Tanker Management, Captain Emmanuel served as General Manager of Primal Tankers Inc., where his responsibilities included chartering, operations and technical management. Prior to joining Primal Tankers in 2000, Captain Emmanuel worked in various management capacities for Compass United Maritime Container Vessels. Captain Emmanuel obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropirgos, Greece and earned a Master Mariners degree in 1971.

          George Goumopoulos is the Chief Technical Officer of TOP Tanker Management since July 2004. Prior to joining TOP Tanker Management, Mr. Goumopoulos served as Technical Manager of Primal Tankers Inc. From 1981 to 2003. Mr. Goumopoulos worked for Athenian Sea Carriers as Fleet Manager, Deputy Technical Manager and finally as Technical Manager. Mr. Goumopoulos holds a Bachelor degree from the University of Michigan, USA in Marine Engineering and Naval Architecture, where he also completed his postgraduate studies in the same fields. He holds a Diploma from NTUA (EMA Athens) in Marine Engineering and Electrical Engineering.

          Eirini Alexandropoulou is our Secretary since August 2004. Mrs. Alexandropoulou's principal occupation for the past 7 years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Mrs. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Mrs. Alexandropoulou served as a legal advisor to Belize's ship registry office in Piraeus. Mrs. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.

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

Compensation of Directors and Senior Management

          We did not pay any compensation to members of senior management or our directors for the fiscal year ended December 31, 2002 or for the fiscal year ended December 31, 2003. We did not pay any benefits in 2002 or 2003. During the fiscal year ended December 31, 2004, and 2005, we paid to the members of our senior management and to our directors aggregate compensation of $4.4 million and $8.1 million respectively. We do not have a retirement plan for our officers or directors.

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

          On July 1, 2005 (the "grant date") the Company granted restricted shares pursuant to the Company's Incentive Plan ("the Plan"), which was adopted in April 2005 to provide certain key persons (the "Participants"), on whose initiatives and efforts the successful conduct of the Company's business depends, and who are responsible for the management, growth and protection of the Company's business, with incentives to: (a) enter into and remain in the service of the Company, a Company's subsidiary, or Company's joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term of Company subsidiary or Company joint venture.

          The Company's Board of Directors administers the Plan and identified 45 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the "Shares") were granted. For this purpose 249,850 new shares were granted, out of which 190,000 shares were granted to the Company's CEO, 48,300 shares to 8 officers and independent members of the Board and the remaining 11,550 shares were granted to 36 employees.

          The "Restricted Stock Agreements" were signed between the Company and the Participants on July 1, 2005. Under these agreements, the Participants have the right to receive dividends and the right to vote the Shares, subject to the following restrictions:

          Company's CEO

          The Participant shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares other than to a company, which is wholly owned by the Participant. The restrictions lapse on the earlier of (i) July 1, 2006 or (ii) termination of the Participant's employment with the Company for any reason.

          Other Participants

          The Participants shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares. The restrictions lapse on July 1, 2006 conditioned upon the Participant's continued employment with the Company from the date of the agreement (i.e. July 1, 2005) until the date the restrictions lapse (the "restricted period").

          As the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

          Alternatively, in the event another Participant's employment with the Company terminates for any reason before the end of the restricted period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. However, it is the intention of the Company's Board of Directors not to seek repayment of the dividends earned during the restricted period, even if the unvested shares ultimately are forfeited. As these Shares granted to other Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

          A summary of the status of the Company's non-vested shares as of December 31, 2005 and movement during the year ended December 31, 2005, is presented below:


       Non-vested shares                                  Number of shares

       Non-vested at January 1, 2005                             --

       Granted                                                 59,850

       Vested                                                    --

       Forfeited                                               (200)

       Non-vested at December 31, 2005                         59,650

          During October 2005, the employment of one of other Participants was terminated and 200 restricted shares that were granted to him under the Plan were forfeited.

          On January 3, 2006, the Company granted 125,000 restricted shares pursuant to the Company's Incentive Plan ("the Plan").Of the 125,000 new shares granted, 80,000 shares were granted to the Company's CEO, 38,000 shares to 8 officers and independent members of the Board and the remaining 7,000 shares were granted to 20 employees.

Employees

          As of December 31, 2005, we had 3 employees, while our wholly-owned subsidiary, TOP Tanker Management, employed approximately 58 employees, all of whom are shore-based. As of December 31, 2005 we employed also 559 sea going employees, indirectly through our sub-managers.

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

          o The Company's Board does not hold regularly scheduled meetings at which only independent directors are present.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major shareholders.

          The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of capital stock owned by our officers and directors as of March 31, 2006. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

                                                         Amount      Percent
Title of Class             Identity of Person or Group   Owned       of Class
--------------             ---------------------------   -----       --------

Common Stock, par value    Kingdom Holdings Inc.*        3,123,181    11.1%
$.01 per share
                           Evangelos Pistiolis**         1,506,129     5.3%
                           Officers and directors
                           Evangelos Pistiolis             100,000     0.4%
                           All officers and directors    1,606,129     5.7%
                           as a group

_______________________
* A company owned primarily by adult relatives of our President, Chief Executive Officer and Director, Evangelos Pistiolis.
** By virtue of the shares owned indirectly through Sovereign Holdings Inc., a company wholly-owned by Evangelos Pistiolis.

Related party transactions.

          In July 2004, we entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of our Chief Executive Officer. The agreement is for a duration of six years initially, with an option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation effective January 1, 2006. The total minimum rental payable under this lease for the six years ending December 31, 2010, before any adjustment for inflation and translated using the exchange rate of US$/Euro on December 31, 2005, is approximately $2.5 million.

          Up to June 30, 2004, the ship-owning companies had a management agreement with Primal Tankers Inc., which was wholly owned by the father of the Company's Chief Executive Officer, under which management services were provided in exchange for a fixed monthly fee per vessel, which was renewed annually. The fees charged by Primal Tankers Inc. during 2002, 2003 and 2004 amounted to $0.7 million, $1.7 million and $1.1 million, respectively. During 2004, Top Tanker Management Inc. acquired from Primal Tankers Inc. office furniture and equipment for a consideration of $0.1 million.

Interests of experts and counsel.

          Not applicable.

ITEM 8.  FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information.

         See Item 18.

DIVIDEND POLICY

          On April 6, 2006 our Board of Directors decided to discontinue the Company's policy of paying regular quarterly dividends. The declaration and payment of any future special dividends shall remain subject to the discretion of the Board of Directors and shall be based on general market and other conditions including the Company's earnings, financial strength and cash requirements and availability.

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


                                                      HIGH         LOW
                                                      ----         ---
For the Fiscal Year Ended December 31, 2005           $22.00      $12.27
For the Fiscal Year Ended December 31, 2004           $24.14      $10.51
(beginning July 23, 2004)

For the Quarter Ended
September 30, 2004 (beginning July 23, 2004)          16.55       10.51
December 31, 2004                                     24.14       14.70
March 31, 2005                                        22.00       14.25
June 30,  2005                                        19.38       14.21
September 30, 2005                                    16.90       13.75
December 31, 2005                                     15.01       12.27
March 31, 2006                                        18.32       11.80

For the Month:                                        HIGH         LOW
April 2006 (Only for the Period of April 1-11)        12.96       11.51
March 2006                                            18.32       12.78
February 2006                                         13.48       11.80
January 2006                                          13.24       12.25
December 2005                                         14.14       12.27
November 2005                                         14.78       12.73


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

          Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by shareholders holding not less than one-tenth of all the outstanding shares entitled to vote at such meeting. Notice of every annual and special meeting of shareholders shall be given at least 15 but not later than 60 days before such meeting to each shareholder of record entitled to vote thereat.

          Directors. Our directors are elected by a majority of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

          The board of directors must consist of at least one member. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

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

          Shareholders' Derivative Actions. Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relate.

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

Material Contracts

     Long Term Debt
     --------------

          As of December 31, 2005 we had long term debt obligations under three credit facilities, the RBS credit facility, the DVB Bank credit facility and the HSH Nordbank credit facility. For a full description of our credit facilities see "Tabular Disclosure of Contractual Obligations - Long Term Debt" above.

     Stockholders Rights Agreement
     -----------------------------

          We entered into a Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, as of August 19, 2005. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of the Company's Series A
Participating Cumulative Preferred Stock for each outstanding share of TOP Tankers common stock, par value $0.01 per share.

     Sales Agreement with Canton Fitzgerald & Co.
     --------------------------------------------

          We entered into a Sales Agreement with Cantor Fitgerald & Co. on April 13, 2006, pursuant to which we agree that from time to time we will issue and sell an agreed upon number of our shares of common stock through Cantor Fitgerald & Co. who will act as agent and/or principal for us in the sale of these shares.

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

United States Federal Income Tax Considerations

          In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Treasury Regulations promulgated in August of 2003 interpreting Code Section 883, became effective on January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP Tankers Inc. and its subsidiaries on a consolidated basis.

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

          The Marshall Islands, Cyprus and Liberia, the jurisdictions where our ship-owning subsidiaries are incorporated, each grant an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

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

          Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common stock, our sole class of stock, is listed on the Nasdaq National Market, we will satisfy the listing requirement.

          It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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

          We believe that we currently satisfy the Publicly-Traded Test and are not subject to the 5 percent override Rule and we will take this position for U.S. federal income tax reporting purposes. However, there are factual circumstances beyond our control which could cause us to lose the benefit of this exemption.

Taxation in the Absence of Code Section 883 Exemption

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

          Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market on which our stock is currently traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend.. Therefore, there is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Dividends on Common Stock

          Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. Sale, Exchange or Other Disposition of Common Stock

Sale, Exchange or Other Disposition of Assets

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

Documents on display.

          We file annual reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.toptankers.com.

          Incorporation by Reference

          This Form 20-F is hereby incorporated by reference to the registration statement on Form F-3 filed on August 1, 2005 (Registration No. 333-127086).

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

         Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, the following table sets forth the sensitivity of all credit facilities in U.S. dollars to a 100 basis points increase in LIBOR on December 31 of each repayment year. The following table takes into account the four year interest rate swap agreement under the initial credit facility.


            Interest Expense Sensitivity to 100 Basis Point Change in LIBOR
            ---------------------------------------------------------------

            December 31, 2005............................   4,012,397
            December 31, 2006............................   2,223,096
            December 31, 2007............................   2,123,152
            December 31, 2008............................   2,023,207
            December 31, 2009............................   2,144,847
            December 31, 2010............................   2,286,314
            December 31, 2011............................   2,055,285
            December 31, 2012............................   1,833,775


          Foreign Exchange Rate Risk. We generate all of our revenues in U.S. dollars but incur approximately 7% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. We constantly monitor the U.S Dollar exchange rate and we try to achieve more favorable exchange rates from the financial institutions we work with.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not Applicable

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

ITEM 16B.    CODE OF ETHICS

          As a foreign private issuer, we are exempt from the rules of the Nasdaq National Market that require the adoption of a code of ethics. However, we have voluntarily adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Mr. Evangelos Pistiolis.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Our principal accountants for the years ended December 31, 2003, 2004 and 2005 were Ernst and Young (Hellas), Certified Auditors Accountants S.A. For the 2004 and 2005 audits they billed us audit fees of Euro 168,000 and Euro 220,000, respectively. Additionally, in 2005, they billed us audit related fees of Euro 117,000. There were no tax and audit related fees billed in 2004. The audit for the year ended December 31, 2003, was conducted in conjunction with the audits for the years ended December 31, 2001 and 2002, as part of our initial public offering and our follow-on offering in July 2004 and November 2004, respectively and their billing consists part of our offering expenses. For their services in connection with our initial public offering and follow-on offering Ernst and Young (Hellas), Certified Auditors Accountants S.A. billed us Euro 489,501.

          Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          See Item 16A above.

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

          Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

          The following financial statements, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are filed as part of this report:

                                TOP TANKERS INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                    Page
                                                                    ----

Report of Independent Registered Public Accounting Firm              F-1

Consolidated Balance Sheets as of December 31, 2004 and 2005         F-2

Consolidated Statements of Income for the years ended
December 31, 2003, 2004 and 2005                                     F-3

Consolidated  Statements of  Stockholders' Equity for the
years ended December 31, 2003, 2004 and 2005                         F-4

Consolidated Statements of Cash Flows for the years ended
December 31, 2003, 2004 and 2005                                     F-5

Notes to Consolidated Financial Statements                           F-6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders of
TOP Tankers Inc.

We have audited the accompanying consolidated balance sheets of TOP Tankers Inc. as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TOP Tankers Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.


                                      /s/ Ernst & Young (Hellas)
                                          Certified Auditors Accountants S.A.


Athens, Greece
February 24, 2006

TOP TANKERS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of U.S. Dollars - except share and per share data)

ASSETS
                                                                       2004             2005
                                                                 ----------------- ----------------
CURRENT ASSETS:
   Cash and cash equivalents                                              114,768           17,462
   Accounts receivable trade, net                                          19,971           39,527
   Insurance claims                                                            98              258
   Inventories (Note 4)                                                     3,221            6,308
   Due from related parties (Note 3)                                          219                -
   Prepayments and other                                                    2,774            4,019
                                                                 ----------------- ----------------
         Total current assets                                             141,051           67,574
                                                                 ----------------- ----------------

FINANCIAL INSTRUMENTS (Note 8)                                                  -              425
                                                                 ----------------- ----------------

FIXED ASSETS:
   Advances for vessel acquisitions (Note 5)                               25,650                -
   Vessels, net  (Notes 6 and 8)                                          355,997          886,754
   Office furniture and equipment, net (Note 3)                               440            1,128
                                                                 ----------------- ----------------
         Total fixed assets                                               382,087          887,882
                                                                 ----------------- ----------------

OTHER NON CURRENT ASSETS:
   Deferred charges, net (Note 7)                                           6,748           11,516
   Restricted cash (Note 8)                                                10,000           13,500
                                                                 ----------------- ----------------
         Total assets                                                     539,886          980,897
                                                                 ================= ================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt (Note 8)                              19,540           45,329
   Dividends payable                                                        5,845                -
   Accounts payable                                                        10,358           12,405
   Accrued liabilities (Note 9)                                             3,766           13,297
   Unearned revenue                                                         3,054            5,112
   Deferred income, current portion (Note 11)                                   -            2,451
                                                                 ----------------- ----------------
         Total current liabilities                                         42,563           78,594
                                                                 ----------------- ----------------

FINANCIAL INSTRUMENTS (Note 8)                                                248                -
                                                                 ----------------- ----------------

LONG-TERM DEBT, net of current portion (Note 8)                           175,266          518,774
                                                                 ----------------- ----------------

DEFERRED INCOME, net of current portion (Note 11)                               -           13,871
                                                                 ----------------- ----------------

STOCKHOLDERS' EQUITY:
   Preferred  stock,  $0.01  par  value;  20,000,000  shares
   authorized; none issued (Note  12)                                           -                -
   Common   stock,   $0.01   par   value;   100,000,000   shares
   authorized;  27,830,990  and  28,080,640  shares  issued  and outstanding  at  December  31,  2004 and  2005,  respectively
   (Note 12)                                                                  278              280
   Additional paid-in capital (Note 12)                                   294,240          297,716
   Accumulated other comprehensive income (loss) (Note 8)                   (248)               98
   Retained earnings                                                       27,539           71,564
                                                                 ----------------- ----------------
         Total stockholders' equity                                       321,809          369,658
                                                                 ----------------- ----------------
         Total liabilities and stockholders' equity                       539,886          980,897
                                                                 ================= ================

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                                            2003             2004              2005
                                                                       ---------------  ----------------  ---------------
REVENUES:
Voyage revenues (Note 1)                                                       23,085            93,829          244,215
                                                                       ---------------  ----------------  ---------------

EXPENSES:
   Voyage expenses (Note 15)                                                    5,937            16,898           36,889

   Vessel operating expenses (Note 15)                                          8,420            16,859           54,521

   Depreciation (Note 6)                                                        3,604            13,108           47,055

   Amortization of dry-docking costs (Note 7)                                     599             1,514            5,999

   Management fees charged by a related party (Note 3)                          1,686             1,120                -
   Sub-Manager fees (Note 1)                                                        -               803            3,159
   General and administrative expenses                                            129             6,656           20,659

   Foreign currency (gains) / losses, net                                         105                75             (68)

   Amortization of deferred gain on sale of vessels (Note 11)                       -                 -            (837)
   Gain on sale of vessels (Note 6)                                                 -             (638)         (10,115)
                                                                       ---------------  ----------------  ---------------
   Operating income                                                             2,605            37,434           86,953
                                                                       ---------------  ----------------  ---------------

OTHER INCOME (EXPENSES):
   Interest and finance costs (Notes 8 and 16)                                (1,336)           (5,201)         (20,177)

   Interest income                                                                  1               481            1,774

   Other, net (Note 17)                                                           364                80              134

                                                                       ---------------  ----------------  ---------------
   Total other income (expenses), net                                           (971)           (4,640)         (18,269)
                                                                       ---------------  ----------------  ---------------

Net Income                                                                      1,634            32,794           68,684
                                                                       ===============  ================  ===============

Earnings per share, basic and diluted (Notes 12 and 14)                          0.27              2.54             2.46
                                                                       ===============  ================  ===============

Weighted average common shares outstanding, basic                           6,000,000        12,922,449       27,926,771
                                                                       ===============  ================  ===============

Weighted average common shares outstanding, diluted                         6,000,000        12,922,449       27,932,012
                                                                       ===============  ================  ===============

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S. Dollars - except share and per share data)



                                                                                                Accumulated
                                                         Common Stock           Additional      Other
                                     Comprehensive  ------------------------    Paid-in         Comprehensive   Retained
                                        Income      # of Shares   Par Value     Capital         Income (loss)   Earnings    Total
                                        ------      -----------   ---------     -------         -------------   --------    -----

BALANCE, December 31, 2002                           6,000,000        60          6,867                -        1,845         8,772


      Net income                           1,634             -         -              -                -        1,634         1,634
      Contributions to additional
      paid-
      in capital                               -             -         -          6,484                -            -         6,484
      Dividends paid ($0.10 per
      share)                                   -             -         -              -                -        (571)         (571)
      Comprehensive income                 1,634             -         -              -                -            -             -


BALANCE, December 31, 2003                           6,000,000        60         13,351                -        2,908        16,319


      Net income                          32,794             -         -              -                -       32,794        32,794
      Dividends paid ($0.39 per
      share)                                   -             -         -              -                -      (2,318)       (2,318)
      Contributions to additional
      paid-
      in capital                               -             -         -         17,077                -            -        17,077

      Issuance of common stock                 -    21,830,990       218        263,812                -            -       264,030
      Dividends declared ($0.21 per
      share)                                   -             -         -              -                -      (5,845)       (5,845)
      Other comprehensive income
       - Unrealized loss on cash
      flow
          hedges                           (248)             -         -              -            (248)            -         (248)
      Comprehensive income                32,546             -         -              -                -            -             -


BALANCE, December 31, 2004                          27,830,990       278        294,240            (248)       27,539       321,809


      Net income                          68,684             -         -              -                -       68,684        68,684
      Dividends paid ($0.21 per
      share)                                   -             -         -              -                -      (5,844)       (5,844)
      Dividends paid ($0.21 per
      share)                                   -             -         -              -                -      (5,897)       (5,897)
      Dividends paid ($0.25 per
      share)                                   -             -         -              -                -      (7,020)       (7,020)
      Dividends paid ($0.21 per
      share)                                   -             -         -              -                -      (5,898)       (5,898)
      Issuance of restricted shares,
      net
      of forfeitures                           -       249,650         2          3,476                -            -         3,478
      Other comprehensive income
       - Unrealized gain on cash flow
         hedges                            1,517             -         -              -            1,517            -         1,517
       - Reclassification of gains to
          earnings due to
      discontinuance
      of cash flow hedges                (1,171)             -         -              -          (1,171)            -       (1,171)
      Comprehensive income                69,030             -         -              -                -            -             -


BALANCE, December 31, 2005                          28,080,640       280        297,716               98       71,564       369,658



                          The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S. Dollars)
                                              2003            2004          2005
                                              ----            ----          ----
Cash Flows from Operating Activities:
   Net income                                  1,634         32,794       68,684
   Adjustments to reconcile net income
   to net cash provided by operating
   activities:
     Depreciation                              3,604         13,108       47,055
     Amortization of dry-docking costs           599          1,514        5,999
     Amortization and write off of               121            755        1,407
     deferred
     financing costs
     Stock-based compensation expense              -              -        3,478
     Change in fair value of financial             -              -        (327)
     instruments
     Amortization of deferred income               -              -        (837)
     Gain on sale of vessels                       -          (638)     (10,115)
   (Increase) Decrease in:
     Accounts receivable                       (689)       (19,153)     (19,556)
     Insurance claims                          (787)            967        (160)
     Inventories                               (220)        (2,712)      (3,087)
     Due from related parties                      -          (219)          219
     Prepayments and other                      (72)        (2,647)      (1,245)
   Increase (Decrease) in:
     Accounts payable                          1,883          7,331        2,047
     Due to related parties                    (204)          (105)            -
     Accrued liabilities                         320          3,072        9,531
     Unearned revenue                          1,155          1,899        2,058
   Payments for dry-docking                  (2,414)        (7,365)     (10,478)
Net Cash from Operating Activities             4,930         28,601       94,673

Cash Flows from (used in) Investing
Activities:
     Advances for vessel acquisitions              -       (25,650)            -
     Vessel acquisitions and
     improvements                           (19,550)      (327,629)    (677,111)
     Advances to related parties               (151)            319            -
     Net proceeds from sale of vessels             -          8,536      153,085
     Expenditures for property and                 -          (475)        (833)
     equipment
Net Cash used in Investing Activities       (19,701)      (344,899)    (524,859)

Cash Flows from (used in) Financing
Activities:
     Proceeds from long-term debt             25,850        281,900      472,549
     Principal payments of long-term         (3,059)        (4,251)     (31,180)
     debt
     Repayment of long-term debt            (11,230)      (115,260)     (68,853)
     Increase in restricted cash               (300)        (9,700)      (3,500)
     Contributions to additional               6,484         17,077            -
     paid-in capital
     Issuance of common stock                      -        264,030            -
     Payment of financing costs                (154)        (2,755)      (5,632)
     Dividends paid                            (571)        (2,318)     (30,504)
Net Cash from Financing Activities            17,020        428,723      332,880
Net increase (decrease) in cash and            2,249        112,425     (97,306)
cash
equivalents
Cash and cash equivalents at beginning            94          2,343      114,768
of year
Cash and cash equivalents at end of year       2,343        114,768       17,462
SUPPLEMENTAL CASH FLOW
INFORMATION
       Interest paid                           1,045          3,157       18,683

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


1.    Basis of Presentation and General Information:

      The accompanying consolidated financial statements include the accounts of Top Tankers Inc. (formerly Ocean Holdings Inc.), ("TOP") and its wholly-owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. in May 2004 and is the sole owner of all outstanding shares of the following subsidiaries:

      (a) TOP Tanker Management Inc., (the "Manager") established on May 24, 2004, under the laws of Marshall Islands, is responsible for all of the chartering, operational and technical management of the Company's fleet. Up to June 30, 2004 the operations of the vessels were managed by Primal Tankers Inc., a related Liberian corporation which was wholly owned by the father of the Company's Chief Executive Officer (Note 3). Since July 1, 2004 the Company's ship-owning subsidiaries have a management agreement with the Manager, under which management services are provided in exchange for a fixed monthly fee per vessel. The Manager has an office in Greece located at 109-111, Messogion Avenue 115 26 Athens, Greece. The Manager has subcontracted the day to day technical management of the vessels to unaffiliated ship management companies, Unicom Management Services Ltd, V. Ships Management Limited and Hanseatic Shipping Company Ltd (collectively the "Sub-Managers"). The Sub-Managers provide day to day operational and technical services to the Company's vessels at a fixed monthly fee per vessel. Such fees for the years ended December 31, 2003, 2004 and 2005 totaled $ 0, $ 803 and $ 3,159 respectively and are separately reflected in the accompanying consolidated statements of income. At December 31, 2004 and 2005 the amount due to the Sub-Managers totaled $ 2,139 and $ 2,714 respectively and is included in Accounts Payable in the accompanying consolidated balance sheets.

      (b) Top Bulker Management Inc, incorporated on April 7, 2005 under the laws of Marshall Islands, for the purpose to undertake the management of a fleet of bulk carriers which were never actually acquired.

      (c) Top Tankers (U.K.) Limited, incorporated in England and Wales on January 12, 2005, as a representative company in London. Top Tankers (U.K) Limited entered into a lease agreement for office space in London. The original agreement had a one year duration ending December 31, 2005 and in early January 2006 was extended for one year. The annual rental is GBP 123,600, payable quarterly in advance.

      (d) Helidona Shipping Company Limited ("Helidona"), incorporated in the Marshall Islands in May 2003, owner of the 29,998 DWT (built in
           1989), tanker vessel "Yapi", which was sold in September 2005.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


1.    Basis of Presentation and General Information - (continued):

      (e) Gramos Shipping Company Inc. ("Gramos"), incorporated in the Marshall Islands in January 2003, owner of the 45,720 DWT (built in 1992), tanker vessel "Faithful", which was acquired in July 2003 and Vermio Shipping Company Limited, incorporated in the Marshall Islands in December 2001, owner of vessel "Faithful" for the period from February 2002 to July 2003.

      (f) Rupel Shipping Company Inc. ("Rupel"), incorporated in the Marshall Islands in January 2003, owner of the 44,646 DWT (built in 1992) tanker vessel "Fearless", which was sold in July 2005.

      (g) Mytikas Shipping Company Ltd. ("Mytikas"), incorporated in the Marshall Islands in February 2004, owner of the 136,055 DWT (built in
           1993) tanker vessel "Limitless", which was acquired in March 2004.

      (h) Litochoro Shipping Company Ltd. ("Litochoro"), incorporated in the Marshall Islands in March 2004, owner of the 135,915 DWT (built in
           1992) tanker vessel "Endless", which was acquired in March 2004.

      (i) Falakro Shipping Company Ltd. ("Falakro"), incorporated in Liberia in July 2004, owner of the 47,076 DWT (built in 1991) tanker vessel "Doubtless", which was acquired in August 2004.

      (j) Pageon Shipping Company Ltd. ("Pageon"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Vanguard", which was acquired in August 2004.

      (k) Vardousia Shipping Company Ltd. ("Vardousia"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Invincible", which was acquired in August 2004 and sold and leased back in September 2005.

      (l) Psiloritis Shipping Company Ltd. ("Psiloritis"), incorporated in Liberia in July 2004, owner of the 47,084 DWT (built in 1991) tanker vessel "Victorious", which was acquired in August 2004 and sold and leased back in September 2005.

      (m) Parnon Shipping Company Ltd. ("Parnon"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Relentless", which was acquired in August 2004 and sold and leased back in September 2005.

      (o) Menalo Shipping Company Ltd. ("Menalo"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1991) tanker vessel "Restless", which was acquired in August 2004 and sold and leased back in August 2005.

      (p) Pintos Shipping Company Ltd. ("Pintos"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Sovereign", which was acquired in August 2004 and sold and leased back in August 2005.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


1.    Basis of Presentation and General Information - (continued):

      (q) Pylio Shipping Company Ltd. ("Pylio"), incorporated in Liberia in July 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Flawless", which was acquired in September 2004.

      (r) Idi Shipping Company Ltd. ("Idi"), incorporated in Liberia in July 2004, owner of the 47,094 DWT (built in 1991) tanker vessel "Spotless", which was acquired in September 2004.

      (s) Taygetus Shipping Company Ltd. ("Taygetus"), incorporated in Liberia in July 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Timeless", which was acquired in September 2004.

      (t) Kalidromo Shipping Company Limited ("Kalidromo"), incorporated in the Marshall Islands in May 2003, owner of the 31,766 DWT (built in 1980) tanker vessel "Tireless", which was sold in September 2004.

      (u) Olympos Shipping Company Limited ("Olympos"), incorporated in the Marshall Islands in May 2003, owner of the 29,990 DWT (built in
           1985), tanker vessel "Med Prologue" which was sold in December 2004 and Olympos Shipping Company Limited, incorporated in British Cayman Islands in December 1999, former owner of the vessel.

      (v) Kisavos Shipping Company Limited ("Kisavos"), incorporated in the Marshall Islands in November 2004, owner of the 154,970 DWT (built in
           1991) tanker vessel "Priceless", which was acquired in February 2005.

      (w) Imitos Shipping Company Limited ("Imitos"), incorporated in the Marshall Islands in November 2004, owner of the 149,554 DWT (built in
           1992) tanker vessel "Noiseless", which was acquired in April 2005.

      (x) Parnis Shipping Company Limited ("Parnis"), incorporated in the Marshall Islands in November 2004, owner of the 149,599 DWT (built in
           1992) tanker vessel "Stainless", which was acquired in April 2005.

      (y) Parnasos Shipping Company Limited ("Parnasos"), incorporated in Liberia in November 2004, owner of the 154,970 DWT (built in 1992) tanker vessel "Faultless", which was acquired in April 2005.

      (z) Vitsi Shipping Company Limited ("Vitsi"), incorporated in Liberia in November 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Stopless", which was acquired in April 2005.

      (aa) Giona Shipping Company Limited ("Giona"), incorporated in Marshall Islands in March 2005, owner of the 46,217 DWT (built in 1999) tanker vessel "Taintless", which was acquired in March 2005.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


1.    Basis of Presentation and General Information - (continued):

      (bb) Lefka Shipping Company Limited ("Lefka"), incorporated in Marshall Islands in March 2005, owner of the 46,168 DWT (built in 1999) tanker vessel "Dauntless", which was acquired in March 2005.

      (cc) Agrafa Shipping Company Limited ("Agrafa"), incorporated in Marshall Islands in March 2005, owner of the 46,185 DWT (built in 1999) tanker vessel "Soundless", which was acquired in April 2005.

      (dd) Agion Oros Shipping Company Limited ("Agion Oros"), incorporated in Marshall Islands in February 2005, owner of the 47,262 DWT (built in
           1998) tanker vessel "Topless", which was acquired in April 2005.

      (ee) Nedas Shipping Company Limited ("Nedas"), incorporated in Marshall Islands in April 2005, owner of the 150,038 DWT (built in 1993) tanker vessel "Stormless", which was acquired in October 2005.

      (ff) Ilisos Shipping Company Limited ("Ilisos"), incorporated in Marshall Islands in April 2005, owner of the 46,346 DWT (built in 2003) tanker vessel "Ioannis P.", which was acquired in November 2005.

      (gg) Sperhios Shipping Company Limited ("Sperhios"), incorporated in Marshall Islands in April 2005, owner of the 146,286 DWT (built in
           1996) tanker vessel "Ellen P.", which was acquired in November 2005.

      (hh) Ardas Shipping Company Limited ("Ardas"), incorporated in Marshall Islands in April 2005, owner of the 147,048 DWT (built in 1993) tanker vessel "Errorless", which was acquired in November 2005.

      (ii) Kifisos Shipping Company Limited ("Kifisos"), incorporated in Marshall Islands in April 2005, owner of the 147,048 DWT (built in
           1994) tanker vessel "Edgeless", which was acquired in December 2005.

         The Company is engaged in the ocean transportation of crude oil and refined petroleum products worldwide through the ownership and operation of the tanker vessels mentioned above.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


1.    Basis of Presentation and General Information - (continued):

     On December 31, 2005, eight vessels were operating under voyage charters and nineteen vessels under long-term time charters, with an estimated average duration of 36 months. Seventeen out of nineteen time charters include profit sharing agreements, which are settled on a calendar quarter basis. During 2005, 52% of the Company's voyage revenues derived from these time charter agreements. During 2003, 2004 and 2005 three charterers individually accounted for more than 10% of the Company's voyage revenues as follows:


           Charterer                   2003    2004     2005
           ---------                   ----    ----     ----
              A                         31%     29%      20%
              B                         16%     --        --
              C                         --      15%      32%


2.    Significant Accounting Policies:

      (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles ("US GAAP") and include the accounts and operating results of Top Tankers Inc. and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

      (b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (c) Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards "Statement of Comprehensive Income" (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

      (d) Foreign Currency Translation: The Company's functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


2.    Significant Accounting Policies - (continued):

      (e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

      (f) Accounts Receivable--Trade: The amount shown as Accounts Receivable--Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2004 and 2005 totalled $ 132 and $ 316, respectively.

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

      (i) Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

      (j) Impairment of Long-Lived Assets: The Company applies SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review for impairment of each vessel's carrying amount as of December 31, 2003, 2004 and 2005, did not result in an indication of an impairment loss. Furthermore, in the period a long-lived asset meets the "held for sale" criteria of SFAS No. 144, a loss is recognized for any initial adjustment of the long-lived asset's carrying amount to fair value less cost to sell. For the years ended December 31, 2003, 2004 and 2005, no such adjustments were identified.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


2.    Significant Accounting Policies - (continued):

      (k) Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

      (l) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking becomes due. Costs capitalized as part of the drydock include actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of WBT/COT, steelworks, piping works and valves, machinery works and electrical works. In addition, we capitalize all voyage expenses related to the dry-dock, including but not limited to, costs of bunkers consumed, port and canal dues between the vessel's last discharge port prior to the dry-dock and the time the vessel leaves the dry-dock yard; cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the dry-dock; cost of travel, lodging and subsistence of our personnel sent to the dry-dock site to supervise; and the cost of hiring a third party to oversee a dry-dock. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

      (m) Financing Costs: Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are recorded as deferred charges and classified as a contra to debt. Such fees are amortized to interest expense over the life of the related debt using the effective interest method, with the exception of those related to undrawn portion of loans. The latter are classified as assets and amortized over the term in which the loan may be drawn. Unamortized fees relating to loans repaid or refinanced are expensed when a repayment or refinancing is made and charged to interest and finance costs.

      (n) Pension and Retirement Benefit Obligations--Crew: The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

      (o) Staff leaving Indemnities - Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2004 and 2005 amounted to $ 77 and $ 116, respectively.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


2.    Significant Accounting Policies - (continued):

      (p) Accounting for Revenue and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Profit sharing represents the excess of agreed daily base rate generated every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter the revenues, including demurrages and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

      (q) Repairs and Maintenance: All repair and maintenance expenses and underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

      (r) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

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

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


2.    Significant Accounting Policies - (continued):

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

           During 2004 and 2005, the Company engaged in interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company's variable rate borrowings (Note 8). For swap agreements that are designated and qualified as cash flow hedges their fair value is included in financial instruments in the accompanying consolidated balance sheets with changes in the effective portion of the instruments' fair value recorded in accumulated other comprehensive income (loss). The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the income statement as a component of interest and finance costs. If the hedged item is a forecasted transaction that becomes probable of not occuring, then the derivative financial instrument no longer qualifies as an effective cash flow hedge from that date and, as a result, cumulative fair value changes that were previously recorded in accumulated other comprehensive income (loss) are immediately reclassified into earnings as a component of interest and finance costs. In all other instances, when a derivative financial instrument ceases to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur.

           The off-balance sheet risk in outstanding option agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral for such arrangements.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


2.    Significant Accounting Policies - (continued):

      (u)  Recent Accounting Pronouncements:

          i) FASB Interpretation No. 46R: In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004 and 2005. The adoption of FIN 46R in 2004 and 2005 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

          (ii) FASB Statement No.123(R): In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. Statement 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Statement 123(R) applies to public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Statement 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The Company elected the early adoption of Statement 123(R) for interim or annual reports, beginning January 1, 2005, the results of which are discussed in
               Note 13. As the Company did not previously engage in share-based payment activity prior to 2005, there is no transitional impact from the adoption of FAS 123(R) at January 1, 2005.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


2.    Significant Accounting Policies - (continued):

         (iii) FASB Statement No. 154: In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB 20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company will adopt this pronouncement beginning in fiscal year 2006.


3.    Transactions with Related Parties:

      (a) Primal Tankers Inc.: As discussed in Note 1, up to June 30, 2004, the Company's ship-owning subsidiaries had management agreements with Primal Tankers Inc., under which management services were provided in exchange for a fixed monthly fee per vessel, which was renewed annually. The fees charged by Primal Tankers Inc. during 2003 and 2004 amounted to $ 1,686 and $ 1,120, respectively, and they are separately reflected in the accompanying consolidated statements of income. On December 31, 2004, the amount due from Primal Tankers Inc. totalled $ 219 and is separately reflected in the 2004 accompanying consolidated balance sheet. During 2004, the Manager acquired from Primal Tankers Inc. office furniture and equipment for a consideration of $ 150.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


3.    Transactions with Related Parties - (continued):

      (b) Pyramis Technical Co. S.A.: On July 9, 2004, the Company entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company's Chief Executive Officer. The agreement is for duration of six years beginning July 2004 with a lessee's option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation increase effective January 1, 2006. General and administrative expenses for the years ended December 31, 2004 and 2005 include $ 281 and $ 586, respectively of rentals paid to Pyramis Technical Co. S.A. The minimum rentals payable under non-cancelable operating leases for each of the years ending December 31, 2006 through December 31, 2010 before any adjustment for inflation (approximately 3% annually) and translated using the exchange rate of $/Euro at December 31, 2005 are:

                   Year                                    Amount
                   -------------------------------    ------------------
                   2006                                             552
                   2007                                             552
                   2008                                             552
                   2009 and thereafter                              874
                                                      ------------------
                                                      ------------------
                                                                  2,530
                                                      ==================

4.   Inventories:

     The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                                                     2004            2005
                                                  ------------    -----------
                                                  ------------    -----------
      Bunkers                                           2,096          3,976
      Lubricants                                          805          1,501
      Consumable stores                                   320            831
                                                  ------------    -----------
                                                        3,221          6,308
                                                  ============    ===========

5.    Advances for Vessels Acquisitions:

      In November 2004, Kisavos, Imitos, Parnis, Parnasos and Vitsi entered into memoranda of agreement to acquire the vessels Priceless, Noiseless, Stainless, Faultless and Stopless, respectively, for a total amount of $ 256,500. Under the terms of the agreements, the Company, as of December 31, 2004, paid $ 25,650 representing a 10% deposit on the purchase price of each vessel. The acquisitions were financed from the proceeds of the Company's follow-on public offering discussed in Note 12 and from long-term bank financing discussed in Note 8(a), (b) and (c).

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


6.    Vessels, net:

      The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                          Vessel      Accumulated      Net Book
                                          Cost        Depreciation       Value
                                          ----        ------------       -----
        Balance, December 31, 2003         55,946         (7,872)       48,074
        -Acquisitions                     327,629             -        327,629
        -Disposals                        (10,024)          3,391       (6,633)
        -Depreciation                          -         (13,073)      (13,073)
                                         ---------       --------     ---------
        Balance, December 31, 2004        373,551        (17,554)      355,997
        -Acquisitions                     702,761              -       702,761
        -Disposals                       (139,921)         14,828     (125,093)
        -Depreciation                           -        (46,911)      (46,911)
                                         ---------       --------     ---------
        Balance, December 31, 2005        936,391        (49,637)      886,754
                                         =========       ========     =========

      Acquisitions during the year ended December 31, 2004 represent (a) the acquisition cost of the vessels Limitless and Endless for a total amount of $ 75,846, (b) the acquisition cost of the ten vessels discussed in Note 1(i) through Note 1(s) for a total amount of $ 251,257 and (c) improvements of $ 526 on the vessel Yapi. Acquisitions during the year ended December 31, 2005 represent (a) the acquisition cost of the five vessels discussed in Note 1(v) through Note 1(z) for a total amount of $ 249,340, (b) the acquisition cost of the four vessels discussed in Note 1(aa) through Note 1(dd) for a total amount of $ 163,629 and (c) the acquisition cost of the five vessels discussed in Note 1(ee) through Note 1(ii) for a total amount of $ 289,792.

      In September and December 2004 vessels Tireless and Med Prologue, respectively, were sold for an aggregate price of $ 8,900. These sales, after the related sales expenses of $ 364 and the unamortized dry-docking costs written off of $ 1,265, resulted in a gain of $ 638, which is separately reflected in the accompanying 2004 consolidated statement of income.

      In July and September 2005 vessels Fearless and Yapi were sold for an aggregate price of 38,348. These sales, after the related sale expenses of $ 5,968 and the unamortized dry-docking costs written-off of $ 716, resulted in a gain of $ 10,115, which is separately reflected in the accompanying 2005 consolidated statement of income.

      In August and September 2005, the Company sold the Restless, Sovereign, Relentless, Invincible and Victorious for an aggregate price of 120,705, net of related sales expenses of $ 5,545, and entered simultaneously into bareboat charter agreements to leaseback the vessels for a period of seven years (Note 11).

      All Company's vessels, having a total carrying value of $ 886,754 at December 31, 2005, have been provided as collateral to secure the loans discussed in Note 8.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


7.    Deferred Charges:

      The unamortized amounts included in the accompanying consolidated balance sheets represent dry-docking costs and financing fees for the undrawn portion of the revolving credit facility (Note 8) and are analyzed as follows:

                                                            Financing
                                              Dry-Docking     Fees      Total
                                              -----------     ----      -----
Balance, December 31, 2003                       2,148           -      2,148
--Additions                                       7,365          -      7,365
--Write-off due to sale of vessels (Note 6)      (1,251)         -     (1,251)
--Amortization                                   (1,514)         -     (1,514)
Balance, December 31, 2004                        6,748          -      6,748
--Additions                                      10,478      1,022     11,500
--Write-off due to sale of vessels (Note 6)        (716)         -       (716)
--Amortization                                   (5,999)       (17)    (6,016)
Balance, December 31, 2005                       10,511      1,005     11,516

      Write-off of deferred dry-docking costs due to sale of vessels is included in gain on sale of vessels in the accompanying consolidated statements of income.


8.    Long-term Debt:

      The amounts in the accompanying consolidated balance sheets are analyzed as follows:


            Borrower(s)                         2004            2005
            -----------                         ----            ----
    (a)     The Company                         194,806        512,315
    (b)     Vitsi                                     -         25,894
    (c)     Parnis                                    -         25,894
                                            ------------     ----------
            Total                               194,806        564,103
            Less- current portion               (19,540)       (45,329)
                                            ------------     ----------
            Long-term portion                   175,266        518,774
                                            ============     ==========

     (a) The Company: In late July 2004, the Company concluded a bank loan to partially finance the acquisition cost of the ten tanker vessels discussed in Note 6 and to refinance the Company's existing loans, with the exception of the Kalidromo loan that was repaid in full in September 2004 from the sale proceeds of the vessel Tireless. The loan was for the amount of $ 222,000 divided into 2 tranches of $ 197,000 and $ 25,000, respectively. The $ 197,000 tranche was payable in 16 consecutive semi-annual installments of $ 10,000 each, from March 31, 2005 to September 2012, plus a balloon payment of $ 37,000 payable together with the last installment.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


8.    Long-term Debt - (continued):

     The $ 25,000 tranche, which was partially repaid in September 2004 ($ 2,310) from the sale proceeds of the vessel Tireless, was repaid in full on November 15, 2004, from the proceeds of the Company's follow-on offering (Note 12).

     In February and March 2005, the Company concluded two bank loans bearing interest at LIBOR plus a margin as follows:

         (i) In February 2005, a bank loan to partially finance the acquisition cost of vessels Priceless, Noiseless and Faultless and to refinance the loan discussed above. The loan is for the amount of $ 280,794 divided into two tranches of $ 197,000 and $ 83,794, respectively. The $ 197,000 tranche is payable in 16 equal consecutive semi-annual instalments of $ 10,000 each, from March 31, 2005 to September 2012, plus a balloon payment of $ 37,000 payable together with the last instalment. The $ 83,794 tranche was subject to a fee of 1% paid on draw down and the tranche was payable in 14 varying semi-annual instalments starting July 31, 2005, plus a balloon payment of $ 17,041 payable together with the last instalment. The loan bears interest at LIBOR plus a margin.

         (ii) In March 2005, a bank loan to partially finance the acquisition cost of the vessels Topless, Dauntless, Soundless and Taintless. The loan, which is for the amount of $ 144,000 was provided as Tranche C of the loan discussed under (i) above, was subject to fee of 0.75% paid on draw down and is payable in 17 equal consecutive semi-annual instalments of $ 6,300 each, starting November 30, 2005, plus a balloon payment of $ 36,900 payable together with the last instalment. The loan bears interest at LIBOR plus a margin.

    In August and September 2005, following the sale of Fearless and Yapi discussed in Note 6 and the sale and leaseback of Restless, Sovereign, Relentless, Invincible and Victorious discussed in Notes 6 and 11, the Company prepaid $ 68,853 of the then outstanding amount of Tranche A.. In November 2005, all three tranches were restructured and the Company simultaneously concluded an additional $ 206,000 revolving credit facility with the same lender. The new loan of $ 195,657 was to refinance the then outstanding amount under (i) mentioned above and is payable in 15 semi-annual instalments. The first instalment of $ 10,657 was paid on November 30, 2005 to be followed by 14 semi-annual instalments of $ 10,500 each, from May 31, 2006 to November 2012, plus a balloon payment of $ 38,000 payable together with the last instalment. The revolving credit facility was concluded in order to refinance the then outstanding amount of $ 144,000 under (ii) mentioned above and to partially finance up to an additional amount of $ 206,000 the acquisition of tankers meeting specific criteria. The $ 206,000 was subject to a fee of 0.5% paid on signing of the agreement. On November 8, 2005, $ 34,255 was drawn down to partially finance the acquisition cost of vessel Ioannis P (Note 6). The new loan and the revolving credit facility bear interest at LIBOR plus a margin.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


8.    Long-term Debt - (continued):

     As of December 31, 2005 the outstanding amount under the revolving credit facility was $ 178,255, payable in 10 semi-annual instalments of approximately $ 11,587 starting April 30, 2011, plus a balloon payment of $ 62,389 payable together with the last instalment, if no further amounts are drawn.

      In November 2005, the Company concluded an additional bank loan of $ 154,000 to partially finance the acquisition cost of vessels Stormless, Ellen P., Errorless and Edgeless (Note 6). The loan is divided into 2 tranches of $ 130,000 and $ 24,000 respectively. Tranche A is payable in 32 consecutive quarterly instalments of $ 2,750 each, starting March 13, 2006, plus a balloon payment of $ 42,000 payable together with the last instalment. Tranche B is payable in 16 consecutive quarterly instalments of $ 1,500 each, starting March 13, 2006. The loan was subject to a fee of 1% paid upon signing of the agreement. The loan bears interest at LIBOR plus a margin. The applicable interest rate as of December 31, 2005 was 5.46%.

      (b), (c) Vitsi - Parnis: Loan for an amount of $ 56,500 divided into two tranches, obtained in March 2005, to partially finance the acquisition cost of vessels Stainless and Stopless (Note 6). The loan is payable in 28 varying quarterly instalments starting July 29, 2005, plus a balloon payment of $ 10,170 payable together with the last instalment. The loan was subject to a fee of 1% paid on draw down. The loan bears interest at LIBOR plus a margin. The applicable interest rate as of December 31, 2005 was 5.49%.

      The loans are secured as follows:

          o    First priority mortgages over the Company's vessels;
          o    Assignments of insurance and earnings of the mortgaged vessels;
          o    Corporate guarantee of the TOP Tankers Inc;
          o    Pledge over the earnings accounts of the vessels.

      The loans contain financial covenants, calculated on a consolidated basis, requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the aggregate outstanding principal amounts under the loans, to ensure that total assets minus total debt will not at any time be less than $ 200,000 ($ 250,000 in case of the $ 154,000 loan) and to maintain liquid funds which at any time be not less than the higher of $ 10,000 or $ 500 per vessel. As a result, the minimum liquid funds required under the loan covenants of $ 10,000 and $ 13,500 on a consolidated basis, as of December 31, 2004 and 2005 respectively, have been classified as restricted cash and are separately reflected in the accompanying consolidated balance sheets. The Company is permitted to pay dividends under the loans so long as they are not in default of a loan covenant or if such dividend payment would not result in a default of a loan covenant.

      Interest expense for the years ended December 31, 2003, 2004 and 2005, amounted to $ 1,128, $ 4,161 and $ 19,700 respectively and is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


8.    Long-term Debt - (continued):

     The annual principal payments required to be made after December 31, 2005, are as follows:

      Year ending December 31,                    Amount
      ------------------------                    ------
      2006                                          46,475
      2007                                          45,627
      2008                                          44,215
      2009                                          43,650
      2010 and thereafter                          389,550
                                            ---------------
                                            ---------------
                                                   569,517
      Less unamortized financing fees              (5,414)
                                            ---------------
                                            ---------------
                                                   564,103
                                            ===============

      In connection with the loan discussed under (a) above, on August 26, 2004, the Company entered into an interest rate swap agreement with declining notional balance for an initial balance of $ 98,500 in order to hedge its variable interest rate exposure. The swap agreement would have expired in September 2007 and had a fixed interest rate of 3.61% plus the applicable bank margin. In connection with the loans discussed under (a)(i) and
      (a)(ii) above, the Company entered into the following interest rate swap agreements with declining notional balances in order to hedge its variable interest rate exposure, with effective date March 31, 2005;

          (i) for an initial notional amount of $ 93,500 and for a period of five years, with a fixed interest rate of 4.72% plus the applicable bank margin; and

          (ii) for an initial notional amount of $ 27,931 and for a period of four years, with a fixed interest rate of 4.5775% plus the applicable bank margin; and

         (iii) for an initial notional amount of $ 36,550 and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin.

      As a result of the sale of vessels and prepayment of the loan of $ 68,853 mentioned above, the Company terminated the swap of $ 98,500, which at that time was in a gain position. The swap's termination resulted in a reclassification adjustment from other comprehensive income to earnings for the accumulated swap gain of $ 1,171, which is included in interest and finance costs (Note 16). In November 2005, upon the loan restructuring discussed under (a) above, the then existing swaps were restructured into a new swap with declining notional balances in order to hedge the variable interest rate exposure, with effective date November 3, 2005; for an initial notional amount of $ 100,500 and for a period of five years, with a fixed interest rate of 4.63% plus the applicable bank margin. The swap of $ 36,550 under (iii) above was also amended to a new swap with declining notional balances in order to hedge the variable interest rate exposure, with effective date November 3, 2005; for an initial notional amount of $ 36,550 and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


8.    Long-term Debt - (continued):

      As of December 31, 2004 and 2005, the swaps' fair values, based on third party valuations, are in a net loss position of ($ 248) and a net gain position of $ 425, respectively. The 2004 change in fair value on the swap agreement was recorded entirely as a component of other comprehensive loss as there was no hedge ineffectiveness. The 2005 change in fair value of $ 327 on the swap agreements with initial notional balances of $ 98,500, $ 93,500 and $ 27,931 was recorded in interest and finance costs, as the Company considers that the future cash outflows hedged by these swaps are probable of not occurring. The change in fair value of $ 98 of the swap agreement with initial notional balance of $ 36,550 was recorded in other comprehensive income (loss) as the Company considers that the related future cash outflows being hedged are probable of occurring.

      The total impact in the income statement for the year ended December 31, 2005, arising from the swap termination and year-end swap valuations, is a gain of $ 1,498, included in interest and finance costs (Note 16).

9.    Accrued Liabilities:

      The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                               2004     2005
                                               ----     ----
Interest on long-term debt                      1,170     2,187
Vessels' operating and voyage expenses          2,019     4,222
General and administrative expenses               577     6,888
                                                -----    -------
    Total                                       3,766    13,297
                                               ======    ======

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

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


11.   Deferred Income:

                                                    2004              2005
                                                    ----              ----
      Gain on sale-leaseback transactions                 -           16,322
      Less current portion                                -          (2,451)
                                                 -----------     ------------
      Long-term portion                                   -           13,871
                                                 ===========     ============

      (a) Gain on sale-leaseback transactions: In August and September 2005, the Company sold the Restless, Sovereign, Relentless, Invincible and Victorious and realized a total gain of $ 17,160. The Company entered into bareboat charter agreements to leaseback the vessels for a period of seven years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the seven-year lease period; the amortization of which is separately reflected in the accompanying 2005 consolidated statement of income. During the year ended December 31, 2005, lease payments relating to the bareboat charters of the vessels were $ 7,206 and are included in Vessel Operating Expenses in the 2005 accompanying consolidated statements of income (Note 15).

      The Company's future minimum lease payments required to be made after December 31, 2005, related to the bareboat charters of the vessels Restless, Sovereign, Relentless, Invincible and Victorious, are as follows:

      Year ending December 31,                      Amount
      ------------------------                     ------
      2006                                       21,060.5
      2007                                       21,060.5
      2008                                       21,060.5
      2009                                       21,060.5
      2010 and thereafter                        55,975.5
                                                ----------
                                                140,217.5
                                                ==========

12.   Common Stock and Additional Paid-In Capital:

      On May 10, May 27, 2004 and July 22, 2005 the Company's Articles of Incorporation were amended. Under the amended articles of incorporation the Company was renamed to TOP Tankers Inc. and currently, its authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share and 20,000,000 preferred shares with par value of $0.01. The Board of Directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


12.   Common Stock and Additional Paid-In Capital - (continued):

      On July 23, 2004 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 12,278,570 shares of common stock at par value of $ 0.01 were issued for $ 11.00 per share. The net proceeds to the Company totaled $ 124,563 of which approximately $ 109,000 were used to acquire the ten vessels discussed in Note 6.

      On November 5, 2004 the Company completed a follow on public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 9,552,420 shares of common stock at par value of $ 0.01 were issued for $ 15.50 per share. The net proceeds to the Company totaled $ 139,467.

      The amounts shown in the accompanying consolidated statements of stockholders' equity as contributions to additional paid-in capital, represent (a) payments made by the stockholders ($ 6,484 and $ 17,077 in 2003 and 2004, respectively), prior to the Company's initial public offering discussed above, at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes and (b) the net proceeds of the offerings discussed in the preceding paragraphs in excess of the par value per share ($ 263,812 in 2004) and (c) issuance of restricted shares granted to Company's directors and employees, discussed in Note 13 ($3,476 in 2005).

      The Company paid dividends of $ 571, $ 2,318 and $ 30,504 during the years ended December 31, 2003, 2004 and 2005, respectively.


13.   Stock Incentive Plan:

      On July 1, 2005 (the "grant date") the Company granted restricted shares pursuant to the Company's Incentive Plan ("the Plan"), which was adopted in April 2005 to provide certain key persons (the "Participants"), on whose initiatives and efforts the successful conduct of the Company's business depends, and who are responsible for the management, growth and protection of the Company's business, with incentives to: (a) enter into and remain in the service of the Company, a Company's subsidiary, or Company's joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term of Company subsidiary or Company joint venture.

      The Company's Board of Directors administers the Plan and identified 45 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the "Shares") were granted. For this purpose 249,850 new shares were granted, out of which 190,000 shares were granted to the Company's CEO, 48,300 shares to 8 officers and independent members of the Board and the remaining 11,550 shares were granted to 36 employees.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


13.   Stock Incentive Plan - (continued):

      The "Restricted Stock Agreements" were signed between the Company and the Participants on July 1, 2005. Under these agreements, the Participants have the right to receive dividends and the right to vote the Shares, subject to the following restrictions:

      Company's CEO
      -------------

      The Participant shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares other than to a company, which is wholly owned by the Participant. The restrictions lapse on the earlier of (i) July 1, 2006 or (ii) termination of the Participant's employment with the Company for any reason.

      Other Participants
      ------------------

      The Participants shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares. The restrictions lapse on July 1, 2006 conditioned upon the Participant's continued employment with the Company from the date of the agreement (i.e. July 1, 2005) until the date the restrictions lapse (the "restricted period").

      As the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

      Alternatively, in the event another Participant's employment with the Company terminates for any reason before the end of the restricted period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. However, it is the intention of the Company's Board of Directors not to seek repayment of the dividends earned during the restricted period, even if the unvested shares ultimately are forfeited. As these Shares granted to other Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

      A summary of the status of the Company's non-vested shares as of December 31, 2005 and movement during the year ended December 31, 2005, is presented below:



       Non-vested shares                       Number of shares

       Non-vested at January 1, 2005                  --

       Granted                                      59,850

       Vested                                         --

       Forfeited                                    (200)

       Non-vested at December 31, 2005              59,650


      During October 2005, the employment of one of other Participants was terminated and 200 restricted shares that were granted to him under the Plan were forfeited.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


13.   Stock Incentive Plan - (continued):

      As disclosed in Note 2(u), effective January 1, 2005, the Company adopted FASB Statement 123(R) for purposes of accounting for share-based payments. As the Company did not engage in share-based compensation arrangements prior to the date of adoption, all share-based compensation provided to employees (and provided to non-employee directors for their services as directors) is recognized in accordance with the provisions of Statement 123(R) and classified as general and administrative expenses in the consolidated income statement.

      The fair value of each share on the grant date was $ 15.82 which is equal to the market value of the Company's common stock on that date. The grant date fair value of the vested shares granted to the CEO amounted to $ 3,006 and was recognized in full as compensation in the 2005 consolidated income statement on the grant date. The grant date fair value of the non-vested shares granted to the remaining Participants, net of forfeitures, amounted to $ 944 and is being recognized ratably as compensation in the consolidated income statements over the one-year vesting period, of which $ 472 was recognized in the year ended December 31, 2005. In total $ 3,478 of share-based compensation expense was recognized in the 2005 consolidated income statement, classified as general and administrative expenses. As of December 31, 2005, the total unrecognized compensation cost related to non-vested share awards is $ 472, which is expected to be recognized over the first six months of 2006.

      The dividends declared on shares granted under the Plan are recognized in the financial statements as a charge to retained earnings, except for the dividends declared on non-vested shares that are forfeited or expected to be forfeited before the end of the vesting period. In that case, dividends declared on such shares are recognized as compensation in the consolidated income statement.

      Due to the low historical employee turnover, the Company's management assumes no non-vested shares will be forfeited before the end of the vesting period. Thus no dividends have been recognized as compensation in the consolidated income statement for the year ended December 31, 2005.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


13.   Stock Incentive Plan - (continued):

      The amount of dividends on the granted shares, recognized as a charge to retained earnings, is presented in the following table:



  Type of           Quarterly        Special             Total Dividends
  Shares            Dividend         Dividend      Paid in Q3    Paid in Q4
  granted           per share        per share        2005          2005
  -------           ---------        ---------        ----          ----

 Vested             0.21             0.25               87          40
 Non-vested         0.21             0.25               27          13

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


14.   Earnings Per Common Share:

      All shares issued (including non-vested shares issued under the Company's Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends. However, for the purposes of calculating basic earnings per share, such non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Furthermore, dividends declared during the year for non-vested shares are deducted from net income as reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

      For purposes of calculating diluted earnings per share, dividends declared during the year for non-vested shares are not deducted from net income as reported since such calculation assumes non-vested shares were fully vested from the grant date. However, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding.

      The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2003, 2004 and 2005 are as follows:

                                              2003        2004           2005

      Net Income as reported:                $ 1,634      $ 32,794      $ 68,684

       Less: Dividends declared during
       the year for non-vested shares              -             -          (40)
                                           ---------    ----------    ----------
      Net income available to common
      shareholders                             1,634        32,794        68,644
                                           =========    ==========    ==========
      Weighted average common shares
      outstanding, basic                   6,000,000    12,922,449    27,926,771

      Add: Dilutive effect of non-vested
      shares                                       -             -         5,241

      Weighted average common shares
      outstanding, diluted                 6,000,000    12,922,449    27,932,012

      Earnings per share, basic and
      diluted                                   0.27          2.54          2.46

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


15.   Voyage and Vessel Operating Expenses:

      The amounts in the accompanying consolidated statements of income are analyzed as follows:

    Voyage Expenses                       2003         2004            2005
    ---------------                       ----         ----            ----
    Port charges                          1,824         5,181          9,271
    Bunkers                               3,367         8,588         19,893
    Commissions                             746         3,129          7,725
                                         ------        ------         -------
          Total                           5,937        16,898         36,889
                                          =====        ======         =======

    Vessel Operating Expenses              2003          2004          2005
    -------------------------              ----          ----          ----
    Crew wages and related costs           3,638        7,285         18,119
    Insurance                              1,323        2,873          6,561
    Repairs and maintenance                1,874        2,842         11,449
    Spares and consumable stores           1,559        3,804         10,992
    Taxes (Note 18)                           26           55            194
    Lease payments                             -            -          7,206
                                          -------      ------         -------
          Total                            8,420       16,859         54,521
                                           =====       ======         =======

16.   Interest and Finance Costs:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                    2003     2004       2005
                                                    ----     ----       ----
     Interest on long-term debt (Note 8)            1,128   4,161      19,700
     Bank charges                                      87     285         568
     Non-qualifying  swaps' fair value change/
     reclassification gain from swap termination        -       -     (1,498)
     Amortization and write-off of financing fees     121     755       1,407
                                                    -----   -----     -------
           Total                                    1,336   5,201      20,177
                                                    =====   =====     =======

      In August and September 2005, the Company following the loan prepayments discussed in Note 8(a) terminated the related interest rate swap agreement. The termination resulted in a reclassification gain of $ 1,171 from other comprehensive income, which is included in non-qualifying swaps' fair value change / reclassification gain from swap termination in the table above.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


17.   Other, net:

      The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                    2003     2004    2005
                                                    ----     ----    ----
Insurance claims recoveries                           364       -      -
Miscellaneous                                           -      80    134
                                                    -----    ----    -----
      Total                                           364      80    134
                                                    =====    ====    =====

      Insurance claim recoveries represent the excess amount the Company received in connection with claims for damages to its vessels compared to actual costs associated with the repairs.

18.   Income Taxes:

      Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in vessels' operating expenses in the accompanying consolidated statements of income.

      Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if
      (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


18.   Income Taxes - (continued):

      Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations became effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. The Marshall Islands, Cyprus and Liberia, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, the 50% Ownership Test is satisfied. The Company also believes that for periods subsequent to its initial public offering, it satisfies the publicly traded requirements of the statute on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

19.   Financial Instruments:

      The principal financial assets of the Company consist of cash on hand and at banks, accounts receivable due from charterers and interest rate swap agreements. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

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

      (c) Fair value: The carrying values of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan discussed in Note 8 bearing interest at variable interest rates approximates the recorded value. The carrying value of the interest rate swap agreements approximates their fair value as the fair value estimates the amount the Company would have received, had the interest rate swap agreements been terminated on the balance sheet date.

TOP TANKERS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated)


20.   Subsequent Events:

      (a) Interest Rate Swaps: In connection with the loan of $ 154,000 discussed in Note 8(a), the Company entered into an interest rate swap agreement with declining notional balances in order to hedge its variable interest rate exposure, with effective date January 30, 2006, for an initial notional amount of $ 45,000 and for a period of five years, with a fixed interest rate of 4.8% plus the applicable bank margin.

      (b) Restricted shares: On January 3, 2006, the Company granted 125,000 restricted shares pursuant to the Company's Incentive Plan ("the Plan"), discussed in Note 13.

           Of the 125,000 new shares granted, 80,000 shares were granted to the Company's CEO, 38,000 shares to 8 officers and independent members of the Board and the remaining 7,000 shares were granted to 20 employees.

           The fair value of each share on the grant date was $ 12.71. The fair value of the vested shares granted to the CEO amounted to $ 1,017 and will be recognized in full as compensation in the 2006 consolidated income statement on the grant date. The fair value of the non-vested shares granted to the remaining Participants amounted to $ 572 and will be recognized as compensation in the consolidated income statements, over the one-year vesting period.

    (c) Dividends: In January 2006, the Company declared and paid dividends of $ 0.21 per share, amounted to $ 5,923.

    (d) Lease agreement: In January 2006 the Company entered into an agreement to lease office space in Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years. The monthly rental is Euro 120,000 adjusted annually for inflation increase (approximately 3% annually) plus 1%, effective January 1, 2007. The minimum rentals payable under operating leases for the year ending December 31, 2006 will be approximately $ 1,152 and approximately $ 1,728 for each of the years ending December 31, 2007 through May 1, 2018.

     (e) Sale and lease-back (Unaudited): In early March, the Company concluded the sale and leaseback of thirteen vessels (M/T Flawless, M/T Timeless, M/T Stopless, M/T Priceless, M/T Limitless, M/T Endless, M/T Faultless, M/T Noiseless, M/T Stainless, M/T Spotless, M/T Doubtless, M/T Faithful and M/T Vanguard) for a period of five to seven years. The Manager shall continue to be responsible for the operation and commercial management of the vessels. The aggregate sale price of the vessels amounted to $ 550,000 and the net cash proceeds after repayment of corresponding vessel loans and other expenses are expected to be approximately $ 240,000. The Company expects to generate a gain of approximately $ 90,000, which will be amortized over the respective lease period. The leases of the vessels following their sale are expected to qualify as operating leases under U.S. GAAP. On March 13, 2006, following the sale and leaseback of the 13 vessels, the Company declared a special dividend of $ 5.00 per share that was paid on March 27, 2006, to shareholders of record of common shares as of March 22, 2006. On April 6, 2006, the Company declared a special dividend of $ 2.50 per share that will be paid on April 25, 2006, to shareholders of record of common shares as of April 17, 2006.

ITEM 19. EXHIBITS


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

    1.2     ____     By-Laws of the Company (2)

    4.1     ____     TOP Tankers Inc. 2005 Stock Option Plan

    4.2     ____     Loan Agreement  between the Company and the Royal Bank of
                     Scotland  plc  dated  August 10,  2004  and  supplemented
                     September 30, 2004 (3)

    4.3     ____     Loan  Agreement  between  the  Company  and DVB Bank  dated
                     March 10, 2005.

    4.4     ____     Credit Facility between the Company and the Royal Bank of
                     Scotland dated November 1, 2005.

    4.5     ____     Credit Facility between the Company and HSH NORDBANK AG,
                     dated November 7, 2005.

    4.6     ____     Sales Agreement between the Company and Cantor Fitzgerald &
                     Co. dated April 13, 2006.

    4.7     ____     Shareholder Rights Agreement with Computershare Investor
                     Services, LLC, as Rights Agent as of August 19, 2005.(4)

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

   15.1     ____     Consent of Independent Registered Public Accounting Firm.

-------------------------

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

(4) Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A (File No. 000-50859).

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                       TOP Tankers Inc.



                                       By:  /s/  Evangelos Pistiolis
                                            --------------------------------
                                            Name: Evangelos Pistiolis
                                            Title: Chief Executive Officer

Date: April 13, 2006


23116-0001#660639