Form 20-F
period 2006-12-31
TOP TANKERS INC.
filed 2007-04-20
CIK 1296484

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2006

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

                        Republic of The Marshall Islands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

          1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

                     Common Stock par value $0.01 per share
                         Preferred Stock Purchase Rights
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      NONE
--------------------------------------------------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
--------------------------------------------------------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     32,429,105 shares of Common Stock, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

                                 Yes |_| No |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 for their obligations under those Sections.

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

Large accelerated filer |_|   Accelerated filer |X|   Non-accelerated filer |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes |_| No |X|

                                TABLE OF CONTENTS

                                                                            Page

 ITEM 1.   Identity Of Directors, Senior Management And Advisers...............1

 ITEM 2.   Offer Statistics And Expected Timetable.............................1

 ITEM 3.   Key Information.....................................................1

 ITEM 4.   Information On The Company.........................................17

 ITEM 4A.  Unresolved Staff Comments .........................................35

 ITEM 5.   Operating And Financial Review And Prospects.......................36

 ITEM 6.   Directors, Senior Management And Employees........................ 53

 ITEM 7.   Major Shareholders And Related Party Transactions. ................59

 ITEM 8.   Financial Information. ............................................60

 ITEM 9.   The Offer And Listing..............................................60

 ITEM 10.  Additional Information.............................................61

 ITEM 11.  Quantitative And Qualitative Disclosures About Market Risk.........74

 ITEM 12.  Description Of Securities Other Than Equity Securities ............74

 ITEM 13.  Defaults, Dividend Arrearages And Delinquencies....................75

 ITEM 14.  Material Modifications To The Rights Of Security Holders And
           Use Of Proceeds....................................................75

 ITEM 15.  Controls And Procedures............................................75

 ITEM 16A. Audit Committee Financial Expert...................................76

 ITEM 16B. Code Of Ethics ....................................................76

 ITEM 16C. Principal Accountant Fees And Services ............................76

 ITEM 16D. Exemptions From The Listing Standards For Audit Committees.........77

 ITEM 16E. Purchases Of Equity Securities By The Issuer
           And Affiliated Purchases...........................................77

 ITEM 17.  Financial Statements...............................................78

 ITEM 18.  Financial Statements...............................................78

 ITEM 19.  Exhibits...........................................................

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

A.   Selected Financial Data

     The following table sets forth the selected historical consolidated financial data and other operating data of TOP Tankers Inc. as of December 31, 2002, 2003, 2004, 2005 and 2006 and for the years ended December 31, 2002, 2003,
2004, 2005 and 2006. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data of TOP Tankers Inc. in the table are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited for the years ended December 31, 2002, 2003, 2004 and 2005 by Ernst & Young (Hellas) Certified Auditors Accountants S.A ("Ernst & Young") and for the year ended December 31, 2006 by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., both independent registered public accounting firms.


                                                                                      Year Ended December 31,
Dollars in  thousands,  except per share data and                                     -----------------------
average daily results                                           2002           2003           2004           2005           2006
INCOME STATEMENT DATA                                           ----           ----           ----           ----           ----
Voyage revenues..........................................    $11,426        $23,085        $93,829       $244,215       $310,043
Voyage expenses..........................................      3,311          5,937         16,898         36,889         55,351
Charter hire expense.....................................          -              -              -          7,206         96,302
Amortization of deferred gain on sale and
   leaseback of vessels..................................          -              -              -            837          8,110
Other vessel operating expenses..........................      4,553          8,420         16,859         47,315         66,082
General and administrative expenses(1)...................        816          1,815          8,579         23,818         23.016
Foreign currency (gains) losses, net.....................         62            105             75            (68)           255
Gain on sale of vessels..................................          -              -            638         10,115         12,667
Depreciation and amortization............................      2,390          4,203         14,622         53,054         48,453

Total operating expenses.................................     11,132         20,480         56,395        157,262        268,682
Operating income.........................................        294          2,605         37,434         86,953         41,361
Interest and finance costs...............................        993          1,336          5,201         20,177         29,175
Interest income..........................................          6              1            481          1,774          3,022
Other income (expense), net..............................        894            364             80            134            (67)

Net income...............................................       $201         $1,634        $32,794        $68,684        $15,141

Earnings per share, basic and diluted(2).................      $0.03          $0.27          $2.54          $2.46          $0.47
Weighted average common shares outstanding, basic(2).....  6,000,000      6,000,000     12,922,449     27,926,771     30,550,274
Weighted average common shares outstanding, diluted(2)...  6,000,000      6,000,000     12,922,449     27,932,012     30,603,868

Dividends declared per share(2)..........................      $0.14          $0.10          $0.60          $0.88          $7.71

Dollars in  thousands,  except per share data and              2002          2003           2004           2005           2006
average daily results                                          ----          ----           ----           ----           ----
BALANCE SHEET DATA, at end of period
Current assets ..........................................       $845         $4,862       $141,051        $67,574        $72,799
Total assets.............................................     33,474         55,703        539,886        980,897        522,735
Current liabilities, including current portion of long         4,390          9,008         42,811         76,143         40,609
long-term debt
Total long-term debt, including current portion..........     22,875         34,403        194,806        564,103        218,052
Stockholders' equity.....................................      8,772         16,319        321,809        369,658        197,855

OTHER FINANCIAL DATA
Adjusted EBITDA(3).......................................     $3,578         $7,172        $52,136       $140,141        $90,075

FLEET DATA
Total number of vessels at end of period.................        3.0            5.0           15.0           27.0           24.0
Average number of vessels(4).............................        2.9            4.4            9.6           21.7           26.7
Total voyage days for fleet(5)...........................        961          1,517          3,215          7,436          8,634
Total time charter days for fleet........................        160            543          1,780          5,567          6,223
Total spot market days for fleet.........................        801            974          1,435          1,869          2,411
Total calendar days for fleet(6).........................      1,042          1,609          3,517          7,905          9,747
Fleet utilization(7).....................................       92.2%          94.3%          91.4%          94.1%          88.6%

AVERAGE DAILY RESULTS
Time charter equivalent(8)...............................     $8,444        $11,304        $23,929        $27,881        $29,499
Other vessel operating expenses(9).......................      4,369          5,233          4,794          5,985          6,780
General and administrative expenses(10)..................        783          1,128          2,439          3,013          2,361

     (1) General and administrative expenses include management fees charged by a related party, sub-manager fees and other general and administrative expenses. We did not pay any compensation to members of our senior management or our directors in the years ended December 31, 2002 and 2003. During 2004, 2005 and 2006, we paid to the members of our senior management and to our directors aggregate compensation of
          approximately   $4.4   million,   $8.1   million   and  $4.2   million
          respectively.

     (2) All share and per share amounts have been restated to reflect the retroactive effect of the stock dividend in May 2004.

     (3) Adjusted EBITDA represents earnings before interest and finance costs, interest income, taxes, depreciation and amortization. Interest and finance costs, net includes interest expense, interest income, amortization of deferred financing fees, other financial costs, gain or loss from termination of swaps and swap fair value changes. Adjusted EBITDA is included in this report because we believe it provides investors with an understanding of operating performance over comparative periods. Adjusted EBITDA should not be considered as a substitute for operating income or net income (all as determined in accordance with generally accepted accounting principles) for the purpose of analyzing our operating performance, as Adjusted EBITDA is not defined by generally accepted accounting principles. We presented Adjusted EBITDA, however, because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and/or incur debt.

          The following table reconciles net income, as reflected in the consolidated income statements to Adjusted EBITDA:

                                                           2002         2003         2004        2005        2006
                                                           ----         ----         ----        ----        ----
Dollars in thousands
Net Income..............................................   $201       $1,634      $32,794     $68,684     $15,141
Depreciation and amortization...........................  2,390        4,203       14,622      53,054      48,781*
Interest and finance costs, net.........................    987        1,335        4,720      18,403      26,153

Adjusted EBITDA......................................... $3,578       $7,172      $52,136    $140,141     $90,075

----------
*     Includes $328 of depreciation of other fixed assets, classified in 2006 in general and administrative expenses.


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

                                                                       2002       2003       2004       2005       2006
                                                                       ----       ----       ----       ----       ----
Dollars in thousands, except average daily results
Voyage revenues.................................................    $11,426    $23,085    $93,829   $244,215   $310,043
Less:
       Voyage expenses..........................................     (3,311)    (5,937)   (16,898)   (36,889)   (55,351)
                                                                    -------    -------   --------   --------   --------

       Time charter equivalent revenue..........................     $8,115    $17,148    $76,931   $207,326   $254,692
                                                                     ======    =======    =======   ========   ========

       Total voyage days........................................        961      1,517      3,215      7,436      8,634
       Average Daily Time Charter Equivalent....................     $8,444    $11,304    $23,929    $27,881    $29,499

     (9) Daily other vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing other vessel operating expenses by fleet calendar days for the relevant time period.

     (10) Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

     B.   Capitalization and Indebtedness

         Not Applicable.

     C.   Reasons for the Offer and Use of Proceeds

         Not Applicable.

     D.   Risk Factors

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

     The factors affecting the supply and demand for our tankers are outside our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable. Factors that influence demand for tanker capacity include:

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

     Compliance with environmental laws or regulations may adversely affect our operations

     The shipping industry in general, our business and the operation of our tankers in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include:

o the United States Oil Pollution Act of 1990, or OPA, which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

o the International Convention on Civil Liability for Oil Pollution Damage of 1969 entered into by many countries (other than the United States) relating to strict liability for pollution damage caused by the discharge of oil;

o the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships with respect to strict technical
     and  operational   requirements  for  tankers;

o the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, with respect to crew and passenger safety;

o the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

o    the United States Marine Transportation Security Act of 2002.

     More stringent maritime safety rules are being imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our tankers may be subject to requisition by the government of the flag flown by the tanker without any guarantee of compensation for lost profits. We believe our tankers are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The tankers' operating certificates and licenses are renewed periodically during each tanker's required annual survey. However, government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditures on our ships to keep them in compliance.

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

     o    prevailing level of charter rates; and

     o    technological advances.

     If we sell vessels at a time when vessel prices have fallen and before an impairment is identified the sale may be at less than the vessel's carrying amount in our financial statements or if vessel prices have fallen below the carrying amount in our financial statements we may be required to write down the carrying amount, with the result that we shall incur a loss and a reduction in earnings.

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

     We depend on third party managers to manage our fleet

     As of December 31, 2006, we have subcontracted the day to day technical management, crewing and certain purchasing functions of all vessels in our fleet to third party managers, with the exception of three vessels for which only the crewing has been assigned to third party managers. Further, we may subcontract the technical management of vessels acquired in the future to other third party technical management companies. While our wholly-owned subsidiary, TOP Tanker Management, has direct oversight responsibility for these third party managers, the loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, we will have no recourse against these parties. Further, we expect that we will need to seek approval from our lenders to change these third party managers.

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

     Our earnings may be adversely affected if we do not successfully employ our vessels

     We seek to deploy our vessels both on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2006, 15 of our vessels were contractually committed to time charters. Although these time charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, our tankers committed to time charters may not be available for spot voyages during an upturn in the tanker industry cycle, when spot voyages might be more profitable. The spot market is highly competitive, and spot market charter rates may fluctuate dramatically based on the supply and demand for the major commodities internationally carried by water and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our vessels profitably. As of December 31, 2006, 8 vessels were trading in the spot market and 1 vessel was undergoing her special survey. If we cannot continue to employ these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

     In the highly competitive international tanker market, we may not be able to compete for charters with new entrants or established companies with greater resources

     The operation of tanker vessels and transportation of crude and petroleum products, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and refined petroleum products can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

     We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

     We have historically derived a significant part of our revenue from a small number of charterers. In 2006, approximately 40% of our revenue was derived from 2 charterers; in 2005, approximately 52% of our revenue was derived from 2 charterers; in 2004, approximately 44% of our revenue was derived from 2 charterers; in 2003, approximately 47% of our revenue was derived from 2 charterers and, in 2002, approximately 65% of our revenue was derived from 3 charterers. During 2006, under time charter contracts, Glencore and Vitol provided 29% and 11% of our revenues, respectively. The occurrence of any problems with these charterers may adversely affect our revenues.

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

     We may not have adequate insurance to compensate us if we lose our vessels

     We procure insurance for our fleet against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, war risk insurance and insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. While we currently have loss of hire insurance that covers, subject to annual coverage limits, all of the vessels in our fleet, we may not purchase loss of hire insurance to cover newly acquired vessels. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which may nevertheless increase our costs or lower our revenue.

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

     Certain existing stockholders, who hold approximately 12.6% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions

     Sovereign Holdings Inc., or Sovereign Holdings, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and Kingdom Holdings Inc., or Kingdom Holdings, a company owned primarily by adult relatives of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, own, directly or indirectly, approximately 12.6% of the outstanding shares of our common stock. While these shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, due to the number of shares of our common stock they own, they have the power to exert considerable influence over our actions.

     Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

     We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. These requirements have been applied to our annual report for the fiscal year ending December 31, 2006. In addition, beginning with the annual report for the fiscal year ending December 31, 2007, our independent registered public accounting firm will be required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock.

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

     We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we have taken this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

     Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

     We generate all of our revenues in U.S. dollars but incur approximately 6% of our expenses in currencies other than U.S. dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Should the Euro appreciate relatively to the U.S. Dollar, then our expenses will increase in U.S Dollar terms, thereby decreasing our net income. Specifically, in the 12 months ended December 31, 2006, the value of the U.S. dollar decreased by 12.53% as compared to the Euro. We have not hedged these risks. Our operating results could suffer as a result.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company

     Our predecessor, Ocean Holdings Inc. was formed in January 2000, under the laws of Marshall Islands and renamed to TOP Tankers Inc. in May 2004. On July 23, 2004, our common stock was listed on the Nasdaq National Market, under the symbol "TOPT", in connection with our initial public offering. The net proceeds of our initial public offering, approximately $124.6 million, were primarily used to finance the acquisition of 10 vessels, comprised of 8 ice-class double-hull Handymax tankers and 2 double-hull Suezmax tankers. The total cost of the acquisition was approximately $251.3 million. The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is + 30 210 8128000.

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

     From April till July 2006, we issued through a "controlled equity offering" 3,907,365 shares of common stock at par value of $0.01. The net proceeds totaled $26.9 million.

     During 2006, we sold and leased-back 4 double-hull Handymax, 4 double-hull Suezmax and 5 double-hull Suezmax tankers for a period of 5 years, 5 years and 7 years, respectively. Additionally, we sold 3 double-hull Handymax tankers and we entered into an agreement with SPP Shipbuilding Co, Ltd of the Republic of Korea for the construction of 6 Product / Chemical tankers.

     As of December 31, 2006, our fleet size consisted of 24 vessels - 13 Suezmax Tankers and 11 Handymax Tankers, or 2.5 million dwt (including 18 vessels sold and leased back) as compared to 27 vessels, or 2.6 million dwt (including 5 vessels sold and leased back) as of December 31, 2005.

     Based on the Memorandum of Agreement dated March 30, 2007, we agreed to sell the vessel M/T Errorless to an unrelated party for a consideration of $52.5 million. The vessel is expected to be delivered to her new owners in the second quarter of 2007.

B.   Business Overview

Business Strategy

     Our business strategy is focused on building and maintaining enduring relationships with participants in the international tanker industry, including leading charterers, oil companies, oil traders, brokers, suppliers, classification societies, insurers and others. We seek to continue to create long-term value principally by acquiring and operating high quality double-hull, refined petroleum products and crude oil tankers. We will consider acquisitions in other industry segments as appropriate.

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

Our Fleet

     We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of December 31, 2006, our fleet consisted of 24 vessels (including 18 vessels sold and leased-back), comprised of 11 double-hull Handymax product tankers and 13 double-hull Suezmax tankers, with a total cargo carrying capacity of approximately 2.5 million dwt. We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. 88.2% of our fleet by dwt were sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

     During 2006, we sold and leased-back 4 double-hull Handymax, 4 double-hull Suezmax and 5 double-hull Suezmax tankers for a period of 5 years, 5 years and 7 years, respectively. Additionally, we sold 3 double-hull Handymax tankers and we entered into an agreement with SPP Shipbuilding Co, Ltd of the Republic of Korea for the construction of 6 Product / Chemical tankers for a consideration of approximately $285.4 million, which will be funded with secured credit lines and working capital. The vessels will be delivered during the first and second quarters of 2009.


                              Dwt          Year                                  Daily Base             Profit Sharing
                              ---          Built    Charter Type   Expiry         Rate            Above Base Rate (2007)
                                           -----
13 Suezmax Tankers
TimelessC.................    154,970      1991       Spot
FlawlessC.................    154,970      1991       Spot
StoplessC.................    154,970      1991       Spot
PricelessC................    154,970      1991   Time Charter     Q3/2008       $35,000                        50% thereafter
FaultlessD................    154,970      1992       Spot
NoiselessD................    149,554      1992   Time Charter     Q2/2010       $37,000(1)                               None
StainlessD................    149,599      1992       Spot
EndlessD..................    135,915      1992   Time Charter     Q4/2008A      $36,500                                  None
LimitlessD................    136,055      1993       Spot
Stormless.................    150,038      1993   Time Charter     Q4/2009       $36,900                                  None
Ellen P...................    146,286      1996       Spot
Errorless.................    147,048      1993       Spot
Edgeless..................    147,048      1994       Spot

11 Handymax Tankers
VictoriousB...............     47,084      1991   Time Charter     Q3/2009       $14,000                        50% thereafter
SovereignB................     47,084      1992   Time Charter     Q3/2009       $14,000                        50% thereafter
InvincibleB...............     47,084      1992   Time Charter     Q3/2009       $14,000                        50% thereafter
RelentlessB...............     47,084      1992   Time Charter     Q3/2009       $14,000                        50% thereafter
VanguardC.................     47,084      1992   Time Charter     Q1/2010       $15,250                        50% thereafter
RestlessB.................     47,084      1991   Time Charter     Q4/2009       $15,250                        50% thereafter
SpotlessC.................     47,094      1991   Time Charter     Q1/2010       $15,250                        50% thereafter
DoubtlessC................     47,076      1991   Time Charter     Q1/2010       $15,250                        50% thereafter
FaithfulC.................     45,720      1992   Time Charter     Q2/2010       $14,500      100% first $500 + 50% thereafter
Dauntless................      46,168      1999   Time Charter     Q1/2010       $16,250               100% first $1,000 + 50%
                                                                                                                    thereafter
Ioannis P................      46,346      2003   Time Charter     Q4/2010       $18,000               100% first $1,000 + 50%
                                                                                                                    thereafter

Total Tanker DWT            2,451,301

A. Charterers have option to extend contract for an additional four-year period
B. Vessels sold and leased back in August and September 2005 for a period of 7 years
C.   Vessels sold and leased back in March 2006 for a period of 5 years
D.   Vessels sold and leased back in April 2006 for a period of 7 years

1. Base rate will change to $36,000 in Q2 2007 and $35,000 in Q2 2008 until expiration.

Chartering of the Fleet

     As of December 31, 2006, 15 of the 24 tankers (11 Handymax tankers and 4 Suezmax tankers) operated under time charter contracts with an average term of over three years with all but three of the time charters including profit sharing arrangements.

     All 11 of our Handymax tankers operated under time charter contracts expiring in 2009 and 2010.

     Four of our Handymax tankers were deployed under time charter contracts expiring in Q3 of 2009 and have a base rate of $14,000 per day. Should the vessels generate revenues, on a quarterly basis, in excess of the base rate, we will receive 50% of the excess of the base rate.

     One of our Handymax tankers was deployed under time charter contract expiring in Q4 of 2009 and has a base rate of $15,250 per day. Should the vessel generate revenues, on a quarterly basis, in excess of the base rate, we will receive 50% of the excess of the base rate.

     Three of our Handymax tankers were deployed under time charter contracts expiring in Q1 of 2010 and had a base rate of $13,250 per day. Based on this agreement, should the vessels had generated revenues, on a quarterly basis, in excess of the base rate, we would have received 100% of the first $1,250 per day above the base rate and 50% of the excess thereafter. However, in Q1 2007, these vessels were redelivered and are currently deployed under time charter contracts expiring in Q1 of 2010. These contracts have a base rate of $15,250 per day and should the vessels generate revenues, on a quarterly basis, in excess of the base rate, we will receive 50% of the excess of the base rate.

     One of our Handymax tankers was deployed under time charter contract expiring in Q2 of 2007 and had a base rate of $13,250 per day. Based on this agreement, should the vessel generate revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $1,250 per day above the base rate and 50% of the excess thereafter. This contract is due to expire in Q2 2007 and upon expiration the vessel will enter into a new a time charter contract expiring in Q2 of 2010 and will have a base rate of $14,500 per day. Should the vessel generate revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $500 per day above the base rate and 50% of the excess thereafter.

     One of our Handymax tankers was deployed under a time charter contract expiring in Q1 of 2010 and has a base rate of $16,250 per day. Should the vessel generate revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $1,000 per day above the base rate and 50% of the excess thereafter.

     One of our Handymax tankers was deployed under a time charter contract expiring in Q4 of 2010 and has a base rate of $18,000 per day. Should the vessel generate revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $1,000 per day above the base rate and 50% of the excess thereafter.

     4 of our 13 Suezmax tankers operated under time charter contracts expiring from 2008 to 2010. One of our Suezmax tankers was deployed under a time charter contract expiring in Q3 of 2008 and has a base rate of $35,000 per day. Should the vessel generate revenues, on a quarterly basis, in excess of the base rate, we will receive 50% of the excess of the base rate. The remaining 3 Suezmax tankers were deployed under time charter contracts expiring in Q4 of 2008, Q4 of 2009 and Q2 of 2010, earning a daily rate of $36,500, $36,900 and $37,000 respectively.

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

     As of December 31, 2006 TOP Tanker Management has subcontracted the day to day technical management and crewing of 5 Handymax tankers and 8 Suezmax tankers to V.Ships Management Limited, a ship management company, and has subcontracted the day to day technical management and crewing of 5 Handymax tankers and 3 Suezmax tankers to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. Additionally, TOP Tanker Management has subcontracted the crewing of 1 Handymax tanker and 2 Suezmax tankers to V. Ships Management Limited. TOP Tanker Management pays a monthly fee of $10,000 per vessel for technical management and crewing of the 13 vessels and $3,100 per vessel for the crewing of 3 vessels under its agreements with V. Ships Management and a monthly fee of $7,083 per vessel for the 8 vessels under its agreements with Hanseatic Shipping Company.

Crewing and Employees

     As of December 31, 2005 and 2006, TOP TANKERS had 3 employees, while our wholly-owned subsidiary, TOP Tanker Management, employed approximately 58 employees in 2005 and 68 employees in 2006, all of whom are shore-based. TOP Tanker Management ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

     V. Ships Management and Hanseatic Shipping Company are responsible for the crewing of the fleet. Such responsibilities include training, transportation, compensation and insurance of the crew.

     All of the employees of TOP Tanker Management are subject to a general collective bargaining agreement covering employees of shipping agents in Greece. These agreements set industry-wide minimum standards. We have not had any labor problems with our employees under this collective bargaining agreement and consider our workplace and labor union relations to be good.

Environmental Regulation

     Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.

     Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

     We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels are in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.

     Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

     International Maritime Organization (IMO)

     The International Maritime Organization, or IMO (the United Nations agency for maritime safety), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL Convention". The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide in part, that:

     o 25 year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

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

     o 30 year old tankers must be of double-hull construction or mid-deck design with double sided construction; and

     o    all tankers will be subject to enhanced inspections.

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

     Our vessels are also subject to regulatory requirements including the phase-out of single-hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. At that time, these regulations required the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks.

     Under the regulations, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

     As result of the oil spill in November 2002 relating to the loss of the M/T Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

--------------------------------------------------------------------------------
        Category of Oil Tankers                       Date of Year

Category  1 oil  tankers of 20,000 dwt
and above  carrying  crude  oil,  fuel   April 5, 2005 for ships  delivered  on
oil,  heavy diesel oil or  lubricating   April 5, 1982 or earlier;  or 2005 for
oil as cargo,  and of  30,000  dwt and   ships delivered after April 5, 1982
above  carrying  other oils,  which do
not comply with the  requirements  for
protectively     located    segregated
ballast tanks

Category 2 - oil tankers of 20,000 dwt
and above  carrying  crude  oil,  fuel
oil,  heavy diesel oil or  lubricating   April 5, 2005 for ships  delivered  on
oil as cargo,  and of  30,000  dwt and   April  5,  1977 or  earlier  2005  for
above  carrying  other oils,  which do   ships  delivered  after  April 5, 1977
comply with the  protectively  located   but  before  January  1, 1978 2006 for
segregated ballast tank requirements     ships  delivered in 1978 and 1979 2007
                                         for ships  delivered  in 1980 and 1981
and                                      2008 for ships  delivered in 1982 2009
                                         for ships  delivered  in 1983 2010 for
Category 3 - oil  tankers of 5,000 dwt   ships delivered in 1984 or later
and above  but less  than the  tonnage
specified   for   Category   1  and  2
tankers.
--------------------------------------------------------------------------------

     Under the revised regulations, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or the year in which the ship reaches to 25 years of age after the date of its delivery, whichever is earlier.

     The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of delivery for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

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

     In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

     Under regulation 13H, HGO means any of the following:

     o    crude oils having a density at 15(0)C higher than 900 kg/m3;

     o fuel oils having either a density at 15(0)C higher than 900 kg/ m3 or a kinematic viscosity at 50(0)C higher than 180 mm2/s;

     o    bitumen, tar and their emulsions.

     Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

     The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

     Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

     Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and Regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of "heavy grade oil" that will broaden the scope of regulation 21.

     In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

     The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention standards.

     The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that we and our third-party technical managers have developed.

     The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

     Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

     The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

     Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.75 million plus $944.7 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $134.4 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 23, 2007. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault; and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

     U.S Oil Pollution Act of 1990, Comprehensive Environmental Response, Compensation and Liability Act of the Clean Water Act

     OPA established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States, or its territories or possessions, or whose vessels operate in the waters of United States, which include the U.S territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

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

     OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16 million per double hull tanker that is over 3,000 gross tons. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

     These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

     OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July amendments to OPA, as described above. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

     We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

     Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

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

     Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

     o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

     We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

     In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above. The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September
30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Although the EPA has indicated that it will appeal this decision, if the exemption is repealed, we may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

     European Union Tanker Restrictions

     In July 2003, in response to M/T Prestige oil spill in November 2002, the European Union adopted regulation that accelerates the IMO single hull tanker phase-out timetable. Under the regulation no oil tanker is allowed to operate under the flag of a EU member state, nor shall any oil tanker, irrespective of its flag, be allowed to enter into ports or offshore terminals under the jurisdiction of a EU member state after the anniversary of the date of delivery of the ship in the year specified in the following table, unless such tanker is a double hull oil tanker:

--------------------------------------------------------------------------------
      Category of Oil Tankers                     Date or Year
--------------------------------------------------------------------------------
Category 1 oil tankers of 20,000
dwt and above carrying crude oil,
fuel oil, heavy diesel oil or        2003 for ships delivered in 1980 or earlier
lubricating oil as cargo, and of     2004 for ships delivered in 1981
30,000 dwt and above carrying        2005 for ships delivered in 1982 or later
other oils, which do not comply
with the requirements for
protectively located segregated
ballast tanks
--------------------------------------------------------------------------------
Category 2 - oil tankers of 20,000
dwt and above carrying crude oil,
fuel oil, heavy diesel oil or        2003 for ships delivered in 1975 or earlier
lubricating oil as cargo, and of     2004 for ships delivered in 1976
30,000 dwt and above carrying        2005 for ships delivered in 1977
other oils, which do comply with     2006 for ships delivered in 1978 and 1979
the protectively located             2007 for ships delivered in 1980 and 1981
segregated ballast tank              2008 for ships delivered in 1982
requirements                         2009 for ships delivered in 1983
                                     2010 for ships delivered in 1984 or later

and

Category 3 - oil tankers of 5,000
dwt and above but less than the
tonnage specified for Category 1
and 2 tankers.

--------------------------------------------------------------------------------

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

     The European Union, following the lead of certain European Union nations such as Italy and Spain, as of October 2003, has also banned all single- hull tankers of 600 dwt and above carrying HGO, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single- hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

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

     Vessel Security Regulations

     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must obtain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

     o on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

     o on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

     o    the development of vessel security plans;

     o ship identification number to be permanently marked on a vessel's hull;

     o a continuous synopsis record kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

     o    compliance with flag state security certification requirements.

     The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

Hull and Machinery Insurance

     We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, general average, particular average, salvage, salvage charges, sue and labor, damage received in collision or contact with fixed or floating objects for all of the vessels in our fleet. The vessels in our fleet are each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident, for the 11 Handymax tankers and $200,000 per vessel per incident, for the 13 Suezmax tankers. We also have arranged increased value coverage for some vessels. Under this increased value coverage, in the event of total loss of a vessel, we will recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Loss of Hire Insurance

     We have obtained also Loss of Hire Insurance to cover the loss of hire of each vessel for 90 days in excess of 30 days in case of an incident which is coverable, by Hull and Machinery policy.

Protection and Indemnity Insurance

     Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

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

Legal Proceedings Against Us

     The Company and certain of its executive officers and directors were named as defendants in a putative class action securities law suit brought in the United States District Court, Southern District of New York, alleging violations of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. As of the date of this annual report, none of the defendants has been served in this action, which has been consolidated with nine additional putative class action law suits. The Court is currently considering a motion for the appointment of a lead plaintiff.

     The Company along with some of its directors has also been named as a nominal defendant in a derivative suit seeking damages from certain individual officers and directors of the Company, on behalf of the Company, for alleged breaches of fiduciary duties and violations of the Exchange Act. The Company has not been served in this action as of the date of this annual report. The Company intends to defend these suits vigorously.

     Further, we are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. Most claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position.

C.    Organizational Structure

     TOP Tankers Inc. is the sole owner of all outstanding shares of the wholly owned subsidiaries as of December 31, 2006. Top Tankers Inc. is the sole owner of all outstanding shares of the following subsidiaries:

    (a)   TOP Tanker Management Inc.,
    (b)   Top Bulker Management Inc.,
    (c)   Top Tankers (U.K.) Limited,
    (d)   Helidona Shipping Company Limited ,
    (e)   Gramos Shipping Company Inc.,
    (f)   Vermio Shipping Company Limited,
    (g)   Rupel Shipping Company Inc.,
    (h)   Mytikas Shipping Company Ltd.,
    (i)   Litochoro Shipping Company Ltd.,
    (j)   Falakro Shipping Company Ltd.,
    (k)   Pageon Shipping Company Ltd.,
    (l)   Vardousia Shipping Company Ltd.,
    (m)   Psiloritis Shipping Company Ltd.,
    (n)   Parnon Shipping Company Ltd.,
    (o)   Menalo Shipping Company Ltd.,
    (p)   Pintos Shipping Company Ltd.,
    (q)   Pylio Shipping Company Ltd.,
    (r)   Idi Shipping Company Ltd.,
    (s)   Taygetus Shipping Company Ltd.,
    (t)   Kalidromo Shipping Company Limited,
    (u)   Olympos Shipping Company Limited (Marshall Islands),
    (v)   Olympos Shipping Company Limited, (British Cayman Islands),
    (w)   Kisavos Shipping Company Limited,
    (x)   Imitos Shipping Company Limited,
    (y)   Parnis Shipping Company Limited,
    (z)   Parnasos Shipping Company Limited,
    (aa)  Vitsi Shipping Company Limited,
    (bb)  Giona Shipping Company Limited,
    (cc)  Lefka Shipping Company Limited,
    (dd)  Agrafa Shipping Company Limited,
    (ee)  Agion Oros Shipping Company Limited,
    (ff)  Nedas Shipping Company Limited,
    (gg)  Ilisos Shipping Company Limited,
    (hh)  Sperhios Shipping Company Limited,
    (ii)  Ardas Shipping Company Limited,
    (jj)  Kifisos Shipping Company Limited,

D.   Properties, Plants and Equipment

     For a list of our fleet see "Business Overview - Our Fleet" above.

     In January 2006, we entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years. The monthly rental is Euro 120,000 adjusted annually for inflation increase plus 1%.

     In addition, our subsidiary TOP TANKERS (U.K.) LIMITED, a representative office in London, leases office space in London, from an unrelated third party.

ITEM 4A. Unresolved Staff Comments

         None

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following is a discussion of our financial condition and results of operations for the years ended December 31, 2006, 2005 and 2004. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

     We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of December 31, 2006, our fleet consisted of 24 vessels, comprised of 11 Product tankers and 13 Suezmax tankers, with a total cargo carrying capacity of approximately 2.5 million deadweight tons, or dwt.

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

A.   Operating Results

     For discussion and analysis purposes only, we evaluate performance using time charter equivalent, or TCE, revenues. TCE revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting voyage revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and presents a more accurate representation of the revenues generated by our vessels.

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

     We depreciate our tankers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a drydocking, as deferred charges, and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings.

     In August and September 2005, we sold the M/T Restless, M/T Sovereign, M/T Relentless, M/T Invincible and M/T Victorious, and entered into bareboat charter agreements to leaseback the vessels, for a period of seven years.

     In March 2006, we sold the M/T Faithful, M/T Spotless, M/T Vanguard, M/T Doubtless, M/T Flawless, M/T Timeless, M/T Priceless and M/T Stopless and entered into bareboat charter agreements to leaseback the vessels, for a period of five years.

     In April 2006, we sold the M/T Limitless, M/T Endless, M/T Stainless, M/T Faultless and M/T Noiseless, and entered into bareboat charter agreements to leaseback the vessels, for a period of seven years.

     The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the lease period; lease payments relating to the bareboat charters of the vessels are separately reflected in the consolidated statements of income. According to the terms of the 2006 sale and leaseback transactions, 10% of the gross aggregate sales price, $55.0 million, has been withheld by the purchaser and will be paid to us not later than three months after the end of bareboat charter period or upon the resale of the vessels by the purchaser, if earlier. Consequently, we recognized this receivable from the purchaser at a discounted amount upon the sale of the vessels, classified as a non-current asset, and will accrete the balance of the receivable to the full $55.0 million, through deferred gain on sale and leaseback of vessels over the period of the bareboat charter or upon the resale of the vessels by the purchaser, if earlier. The purpose of the hold-back is to serve as security for the due and punctual performance and observance of all the terms and conditions from our behalf under the agreements.

     The purpose of the sale and leaseback transactions that were completed in 2006 was to take advantage of the high asset price environment prevailing in the market at the time and to maintain commercial and operations control of the vessels for a period of five to seven years. The majority of the net proceeds of the transaction, after debt repayment, were distributed as a special dividend to the Company's shareholders.

     Adjusted EBITDA, as defined in Footnote 3 to the "Selected Financial Data" in Item 3 above, decreased by $50.0 million, or 35.7%, to $90.1 million for 2006 compared to $140.1 million for the prior year. This decrease is due to the increase in charter hire expense to $96.3 million in 2006 from $7.2 million in 2005, as a result of the 13 sale and leaseback transactions concluded in 2006.

Year ended December 31, 2006 compared to the year ended December 31, 2005

     VOYAGE REVENUES--Voyage revenues increased by $65.8 million, or 26.9%, to $310.0 million for 2006 compared to $244.2 million for the prior year. This increase is due to the increase of our total voyage days for fleet to 8,634 days in 2006 from 7,436 days in 2005, as a result of the increase of our average number of vessels to 26.7 in 2006 from 21.7 in 2005, and to the increase of the average daily TCE rate achieved by our fleet by $1,618, or 5.8%, to $29,499 for 2006 compared to $27,881 for the prior year.

     VOYAGE EXPENSES--Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, increased $18.5 million, or 50.1%, to $55.4 million for 2006 compared to $36.9 million for the prior year. This increase is primarily due to the increase of our average number of vessels to
26.7 in 2006 from 21.7 in 2005, as well as the increase of our total spot market days for fleet to 2,411 days in 2006 from 1,869 days in 2005. Furthermore, the average market price for bunkers increased in 2006 approximately by 17.0%.

     NET VOYAGE REVENUES--Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $47.4 million, or 22.9%, to $254.7 million for 2006 compared to $207.3 million for the prior year. This increase is the result of the increase of our total voyage days for fleet to 8,634 days in 2006 from 7,436 days in 2005, due to the increase of our average number of vessels to 26.7 in 2006 from 21.7 in 2005.

                                                          2005           2006
                                                          ----           -----
Dollars in thousands
Voyage revenues.................................      $244,215        $310,043
Less Voyage expenses............................       (36,889)        (55,351)

Net voyage revenues.............................      $207,326        $254,692
                                                      ========        ========

     The following describes our charter revenues for 2006 as compared to the prior year:

     Freight revenues:

     o Our tankers operated an aggregate of 2,411 days, or 27.9%, in the spot market during 2006, compared to 1,869 days, or 25.1%, in the spot market during the prior year.

     o The average daily spot rate was $45,328 for 2006 compared to average daily spot rate of $43,713 for the prior year.

     o Revenues from our vessels' spot trading increased by 33.8% to $109,286,000, compared to $81,700,000 in 2005. Spot market revenues were 42.9%, of net voyage revenue in 2006, compared to 39.4%, of net voyage revenue generated in the spot market during the prior year.

     Hire revenues:

     o Our tankers operated an aggregate of 6,223 days, or 72.1%, on time charter contracts during 2006, compared to 5,567 days, or 74.9%, on time charter contracts during the prior year.

     o The average daily time charter rate was $23,366 for 2006 compared to average daily time charter rate of $22,566 for the prior year.

     o Revenues from our time charter contracts increased by 15.7% to $145,406,000, compared to $125,626,000 in 2005. Time charter revenues were 57.1%, of net voyage revenue in 2006, compared to 60.6% during the prior year.

     CHARTER HIRE EXPENSE--Charter hire expense, which refers to lease payments for the 18 vessels sold and leased back, which are treated as operating leases, increased by $89.1 million, or 1,237.5%, to $96.3 million for 2006 compared to $7.2 million for the prior year. This increase is due to the 13 sale and leaseback deals which were concluded in 2006.

     OTHER VESSEL OPERATING EXPENSES--Other vessel operating expenses, which include crew costs, insurance, repairs and maintenance, spares, consumable stores and taxes increased by $18.8 million, or 39.7%, to $66.1 million for 2006 compared to $47.3 million for the prior year. This increase is primarily due to the increase of our total calendar days for fleet to 9,747 days in 2006 from 7,905 days in 2005, due to the increase of our average number of vessels to 26.7 in 2006 from 21.7 in 2005, and due to the increase of daily average other vessel operating expenses by $795, or 13.3%, to $6,780 for 2006 compared to $5,985 for the prior year. The increase of the daily average other vessel operating expenses is attributed mainly to the increase of our average number of suezmax tankers in 2006 from 8.3 in 2005 to 13.0 in 2006, and to the increased maintenance expense per vessel due to extensive repairs conducted in 2006.

     SUB-MANAGER FEES--Sub-Manager fees which relate to the fees paid to V.Ships Management Limited and Hanseatic Shipping Company Ltd., decreased by $0.4 million, or 12.9%, to $2.7 million for 2006 compared to $3.1 million for the prior year. This decrease is mainly due to the transfer of technical management and crewing of 10 vessels from Unicom Management to V.Ships Management Limited and Hanseatic Shipping Company Ltd. effectuated in the third quarter of 2005. Unicom Management charged a monthly fee of $14,000 per vessel for technical management and crewing, whereas V.Ships Management Limited and Hanseatic Shipping Company Ltd., charge for technical management and crewing a monthly fee per vessel of $10,000 and $7,083 respectively for technical management and crewing.

     OTHER GENERAL AND ADMINISTRATIVE EXPENSES--Other general and administrative expenses, which include all of our onshore expenses, decreased by $0.4 million, or 1.9%, to $20.3 million for 2006 compared to $20.7 million for the prior year. This decrease is mainly due to decreased compensation of our senior management and directors, which was in the aggregate amount of $4.2 million during 2006, compared to $8.1 million paid last year. Daily general and administrative expenses per tanker decreased by $652, or 21.6%, to $2,361 for 2006 compared to $3,013 for the prior year.

     FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $255,000 foreign currency loss for 2006 compared to a gain of $68,000 for the prior year.

     GAIN ON SALE OF VESSELS--During 2006, we sold the vessels M/T Taintless, M/T Soundless and M/T Topless for a total consideration of $127.5 million, which resulted in a total book gain of $12.7 million. During 2005, we sold the vessels M/T Fearless and M/T Yapi for a total consideration of $38.3 million, which resulted in a total book gain of $10.1 million.

     DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers and amortization of drydockings, decreased by $4.6 million, or 8.7%, to $48.5 million for 2006 compared to $53.1 million for the prior year.

                                                                 2005      2006
                                                                 ----      ----
Dollars in thousands
Vessels depreciation expense...............................    $47,055   $35,266
Amortization of drydockings................................      5,999    13,187
                                                               -------   -------
                                                               $53,054   $48,453

     This decrease was due to the 13 sale and leaseback deals concluded during 2006 which resulted in a decrease in depreciation expense of $11.8 million. The sale and leasebacks were treated as operating leases for financial reporting purposes. As a result the vessels are not recorded as assets and therefore there is no depreciation expense. The decrease was partially balanced by an increase of $7.2 million in the amortization of drydockings, due to the fact that 8 out of 9 vessels drydocked during 2006, underwent their special surveys.

     AMORTIZATION    OF    DEFERRED    GAIN   ON   SALE   AND    LEASEBACK    OF
VESSELS--Amortization of deferred gain on sale and leaseback of vessels increased by $7.3 million, or 912.5%, to $8.1 million for 2006 compared to $0.8 million for the prior year. This increase is due to the 13 sale and leaseback transactions concluded in 2006 and due to the 5 sale and leaseback transactions concluded in the third quarter of 2005.

     OPERATING INCOME--Operating income decreased by $45.5 million, or 52.4%, to $41.4 million for 2006 compared to $86.9 million for the prior year. Despite the increase of net voyage revenues by $47.4 million, or 22.9%, to $254.7 million for 2006 compared to $207.3 million for the prior year, this decrease is mainly due to:

     1. The increase in other vessel operating expenses by $18.8 million, or 39.7%, to $66.1 million for 2006 compared to $47.3 million for the prior year.

     2. The 13 sale and leaseback transactions concluded in 2006, which resulted in:

          o The increase of charter hire expense by $89.1 million, or 1,237.5%, to $96.3 million for 2006 compared to $7.2 million for the prior year,

          o the decrease of the vessel depreciation expense by $11.8 million, or 25.0%, to $35.3. million for 2006 compared to $47.1 million for the prior year, and

          o the amortization of deferred gain on sale and leaseback of vessels, which increased by $7.3 million, or 912.5%, to $8.1 million for 2006 compared to $0.8 million for the prior year.

     INTEREST AND FINANCE COSTS--Interest and finance costs increased by $9.0 million, or 44.5%, to $29.2 million for 2006 compared to $20.2 million for the prior year. This increase is mainly due to the fair market value of the interest rate swaps decreasing by $4.2 million and the write-off of the financing fees of $3.8 million associated with the prepayment of the loans due to the 13 sale and leaseback transactions concluded in 2006.

     INTEREST INCOME--Interest income increased by $1.2 million, or 66.7%, to $3.0 million for 2006 compared to $1.8 million for the prior year. This increase is due to the increase in cash and cash equivalents, associated mainly with the increase in proceeds from the sale of vessels in 2006.

     OTHER NET--We recognized an expense of $0.1 million during 2006 versus an income of $0.1 million during 2005.

     NET INCOME--Net income was $15.1 million for 2006 compared to net income of $68.7 million for the prior year.

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

     VOYAGE EXPENSES--Voyage expenses primarily consist of port charges, including canal dues and bunkers (fuel costs) that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, increased $20.0 million, or 118.3%, to $36.9 million for 2005 compared to $16.9 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet during 2005 compared to the prior year, as well as the increase in the cost of fuel to operate the tankers.

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

                                                           2004           2005
                                                           ----           ----
Dollars in thousands
Voyage revenues...................................      $93,829        $244,215
Less Voyage expenses..............................      (16,898)        (36,889)

Net voyage revenues...............................      $76,931        $207,326
                                                       ========        ========

     The following describes our charter revenues for 2005 as compared to the prior year:

     Freight revenues:

     o Our tankers operated an aggregate of 1,869 days, or 25.1%, in the spot market during 2005, compared to 1,435 days, or 44.6%, in the spot market during the prior year.

     o $81,700,000, or 39.4%, of net voyage revenue was generated in the spot market during 2005, compared to $44,793,000, or 58.3%, of net voyage revenue generated in the spot market during the prior year.

     o The average daily spot rate was $43,713 for 2005 compared to average daily spot rate of $31,215 for the prior year.

     Hire revenues:

     o Our tankers operated an aggregate of 5,567 days, or 74.9%, on time charter contracts during 2005, compared to 1,780 days, or 55.4%, on time charter contracts during the prior year.

     o $125,626,000, or 60.6%, of net voyage revenue was generated by time charter contracts during 2005, compared to $32,138,000, or 41.7%, of net voyage revenue generated by time charter contracts during the prior year.

     o The average daily time charter rate was $22,566 for 2005 compared to average daily time charter rate of $18,055 for the prior year.

     CHARTER HIRE EXPENSE--Charter hire expense refers to lease payments for the 5 vessels sold and leased back in 2005, which are treated as operating leases, and amounted to $7.2 million.

     OTHER VESSEL OPERATING EXPENSES--Other vessel operating expenses, which include crew costs, insurance, repairs and maintenance, spares, consumable stores and taxes increased by $30.4 million, or 179.9%, to $47.3 million for 2005 compared to $16.9 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, which increased 126.0% between the periods. Daily Other vessel operating expenses per tanker increased by $1,191, or 24.8%, to $5,985 for 2005 compared to $4,794 for the prior year. This increase is a result of the significant increase of our Suezmax vessels, which generally require higher operating expenses as compared to the Handymax vessels.

     MANAGEMENT FEES, SUB-MANAGER FEES AND OTHER GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses, which include all of our onshore expenses and the fees paid to V.Ships Management Limited, Unicom Management and Hanseatic Shipping Company Ltd., increased by $15.2 million, or 176.7%, to $23.8 million for 2005 compared to $8.6 million for the prior year. This increase is due to increased staff and additional administrative costs in connection with the operation of our larger fleet, and the duties typically associated with public companies and to the compensation of our senior management and directors, which was in the aggregate amount of $8.1 million in 2005, compared to $4.4 million paid in 2004. Daily general and administrative expenses per tanker increased $574, or 23.5%, to $3,013 for 2005 compared to $2,439 for the prior year.

     FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $68,000 foreign currency gain for 2005 compared to a loss of $75,000 for the prior year.

     GAIN ON SALE OF VESSELS--During the third quarter of 2005 we sold the vessels M/T Fearless and M/T Yapi and we realized a total gain of $10.1 million. During 2004 we sold the vessels M/T Tireless and M/T Med Prologue and we realized a total gain of $0.6 million.

     DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers and amortization of drydockings, increased by $38.5 million, or 263.7%, to $53.1 million for 2005 compared to $14.6 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, the increase in the book value of our fleet as a result of our acquisitions of tankers during 2005, and the amortization of capitalized expenses associated with drydockings that occurred for the first time to vessels that are part of our fleet.

                                                               2004      2005
                                                               ----      ----
Dollars in thousands
Vessels depreciation expense..............................   $13,108   $47,055
Amortization of drydockings...............................     1,514     5,999
                                                             -------   -------
                                                             $14,622   $53,054

     Depreciation of vessels increased by $34.0 million, or 259.5%, to $47.1 million for 2005 compared to $13.1 million for the prior period. This increase is due to the increase in the book value of our fleet as a result of our acquisitions of tankers during 2005 compared to the prior year.

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

     AMORTIZATION OF DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS--Amortization of deferred gain on sale and leaseback of vessels amounted $0.8 million and is associated to the 5 sale and leaseback transactions completed in 2005.

     OPERATING INCOME--Operating income increased by $49.5 million, or 132.3%, to $86.9 million for 2005 compared to $37.4 million for the prior year. This increase is mainly due to the acquisition of 3 tankers, 6 tankers and 5 tankers during the first, second and fourth quarters of 2005, respectively, which contributed $96.1 million in voyage revenues and to the overall increase in operating days which increased the voyage revenues generated by the remaining vessels to $148.1 million in 2005 from $93.8 million in 2004.

     INTEREST AND FINANCE COSTS--Interest and finance costs increased by $15.0 million, or 288.5%, to $20.2 million for 2005 compared to $5.2 million for the prior year. This increase is the result of the increase in our weighted average outstanding debt as a result of our acquisitions of tankers. Interest expense is anticipated to decrease in 2006 as a result of the debt prepayment in connection with the sale and leaseback of 5 tankers in 2005.

     INTEREST INCOME--Interest income increased by $1.3 million, or 260.0%, to $1.8 million for 2005 compared to $0.5 million for the prior year.

     OTHER NET--We recognized an income of $0.1 million during 2005 and 2004.

     NET INCOME--Net income was $68.7 million for 2005 compared to net income of $32.8 million for the prior year.

B.   Liquidity and capital resources

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

     According to the terms of the 2006 sale and leaseback transactions, 10% of the gross aggregate sales price, $55.0 million, has been withheld by the purchaser and will be paid to us not later than three months after the end of bareboat charter period or upon the resale of the vessels by the purchaser, if earlier. Consequently, we recognized this receivable from the purchaser at a discounted amount upon the sale of the vessels, classified as a non-current asset, and will accrete the balance of the receivable to the full $55.0 million, through deferred gain on sale and leaseback of vessels over the period of the bareboat charter or upon the resale of the vessels by the purchaser, if earlier. The purpose of the hold-back is to serve as security for the due and punctual performance and observance of all the terms and conditions from our behalf under the agreements.

     As of December 31, 2006, we had total indebtedness under senior secured credit facilities of $220.0 million with our lenders, the Royal Bank of Scotland ("RBS") and HSH Nordbank ("HSH"), maturing in 2015 and 2013 respectively. As of April 19, 2007, and after giving effect to the payment of first installment paid in January 2007 for the two remaining newbuildings, our total indebtedness under the senior secured credit facilities is $225.7 million with $65.0 million undrawn under the RBS revolving credit facility.

     Cash and cash equivalents increased $12.5 million to $30.0 million as of December 31, 2006 compared to $17.5 million as of December 31, 2005. That increase results primarily from the increase of our total voyage days for fleet to 8,634 days in 2006 from 7,436 days in 2005, due to the increase of our average number of vessels to 26.7 in 2006 from 21.7 in 2005. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital surplus was $22.5 million as of December 31, 2006, compared to a working capital deficit of $11.0 million as of December 31, 2005. The current portion of long-term debt, net of unamortized deferred financing costs, included in our current liabilities was $16.6 million and $45.3 million as of December 31, 2006 and December 31, 2005, respectively.

     NET CASH FROM OPERATING ACTIVITIES--decreased 77.7% to $21.1 million during 2006, compared to $94.7 million during the prior year. This decrease is primarily attributable to the decrease in net income by $53.6 million, to $15.1 million in 2006 from $68.7 million in 2005 and to the increase in payments for drydockings by $24.0 million, to $34.5 million in 2006 from $10.5 million in 2005.

     NET CASH FROM (USED) IN INVESTING ACTIVITIES--2006 ended with net cash inflows of $531.6 million compared to net cash outflows of $524.9 million during the prior year. During 2006 we completed 13 sale and leaseback deals and sold 3 vessels resulting in net proceeds of $599.2 million, whereas in 2005, we completed 5 sale and leaseback deals and sold 2 vessels resulting in net proceeds of $153.1 million and we acquired 14 tankers at a total cost of $677.1 million.

     NET CASH FROM (USED IN) FINANCING ACTIVITIES--2006 ended with net cash outflows of $540.1 million compared to net cash inflows of $332.9 million during the prior year. The change in cash from (used in) financing activities relates to the following:

     o Net proceeds from borrowing under long-term debt were $20.0 million during 2006 compared to $472.5 million, in connection with the acquisition of 9 Suezmax tankers and 5 product tankers, during 2005.

     o Principal repayments of long-term debt were $369.5 million during 2006 compared to $100.0 million during the prior year.

     o    Net issuance of common stock of $26.9 million during 2006.

     o Dividends of $217.5 million paid during 2006 compared to $30.5 million paid during the prior year.

C.   Research and Development, patents and licenses, etc.

     Not applicable.

D.   Trend Information

     Discussed under ITEM 5.

E.   Off Balance Sheet Arrangements

     We did not have any off-balance sheet arrangements, as of December 31, 2006.

F.   Tabular Disclosure of Contractual Obligations

     The following table sets forth our contractual obligations and their maturity dates as of December 31, 2006.

                                                                            Payments due by period
                                                                            ----------------------

                                                                                      2-3          4-5      More than
                                                                                      ---          ---      ---------
Contractual Obligations:                                 Total         1 year        years        years      5 years
-----------------------                                  -----         ------        -----        -----      -------
                                                                              (in thousands of $)
(1) Long term debt                                       280,667        29,421        53,052      49,058     149,136
-------------------                                      -------        ------        ------      ------     -------
(2) Newbuildings                                         256,742        14,169       242,573           -           -
------------------                                       -------        ------       -------           -           -
(3) Operating leases                                      21,487         1,896         3,792       3,792      12,007
--------------------                                      ------         -----         -----       -----      ------
(4) Lease payments under sale and leasebacks             618,529       118,865       237,847     194,029      67,788
--------------------------------------------             -------       -------       -------     -------      ------
Total                                                  1,177,425       164,351       537,264     246,879     228,931
-----                                                  ---------       -------       -------     -------     -------

     (1) Long Term Debt:

     As of December 31, 2006, the outstanding balance of our long-term debt of $220.0 million consisted of two credit facilities, with Royal Bank of Scotland, which we refer to as the RBS revolving credit facility and HSH Nordbank, which we refer to as the HSH credit facility. The above table also includes interest payments calculated using the Company's weighted average interest rate as of December 31, 2006, of 6.00%.

     RBS Revolving Credit Facility:

     As of December 31, 2006 the outstanding amount under the RBS revolving credit facility was $83.0 million, payable in 10 semi-annual installments of approximately $5.4 million starting April 30, 2011, plus a balloon payment of $29.0 million payable together with the last installment, if no further amounts are drawn. As of December 31, 2006, the undrawn amount under the RBS revolving credit facility amounted to $75.0 million. As of the date of this report and after giving effect to the payment of first installment in January 2007, of the two remaining newbuildings, the outstanding amount totaled $93.0 million, payable in 10 semi-annual installments of approximately $6.0 million starting April 30, 2011, plus a balloon payment of $33.0 million payable together with the last installment, if no further amounts are drawn. As of the date of this report the undrawn amount under the RBS revolving credit facility amounted to $65.0 million.

     Additional terms and conditions of the RBS credit facility are as follows:

     The initial interest rate on the RBS credit facility is 85 basis points over LIBOR. The interest rate will be adjusted quarterly to 100 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 60%. The RBS credit facility is collateralized by a first priority mortgage on each of the 2 out of 6 vessels we owned as of December 31, 2006 and by virtue of a deed of assignment in respect of each of the newbuildings contracts.

     The RBS credit facility contains, among other things, financial covenants requiring us to: ensure that the aggregate market value of our fleet at all times exceeds 130% of the aggregate outstanding principal amount under the credit facility; maintain minimum liquid funds with the lender of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet; ensure that our total assets minus our debt will not at any time be less than $250.0 million and at all times exceed 35% of our total assets; ensure that EBITDA (as defined in the RBS credit facility) will at all times exceed 120% of the aggregate of interest expenses and debt due during a particular period; and meet minimum liquid funds requirements. The RBS credit facility also contains general covenants that require us to maintain adequate insurance coverage and obtain the bank's consent before we incur new indebtedness that is secured by the vessels mortgaged thereunder. In addition, the RBS credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the vessels mortgaged thereunder be managed by TOP Tanker Management, which will subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., and any other company acceptable to the lender. We will be permitted to pay dividends under the RBS credit facility so long as we are not in default of a loan covenant.

     A commitment fee of 0.35% per annum accrues on the amount of the undrawn balance under the revolving credit facility, which is payable quarterly in arrears.

     As of December 31, 2006, we had three interest rate swaps with RBS, summarized as follows:

     (i) for an initial notional amount of $36.5 million, with effective date of November 3, 2005 and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin, in order to hedge portion of the variable interest rate exposure.

     (ii) for a notional amount of $10.0 million, with effective date of September 30, 2006 and for a period of seven years, with an initial interest rate of 4.23%, in order to hedge portion of the variable interest rate exposure.

     (iii) for a notional amount of $10.0 million, with effective date of September 30, 2006 and for a period of seven years, with an initial interest rate of 4.11%, in order to hedge portion of the variable interest rate exposure.

     For the swaps (ii) and (iii) we will pay an initial fixed interest rate, as designated above, and will receive a floating interest rate, which is the 3-month LIBOR, as is determined on the reset dates. In the first period (fourth quarter of 2006), the difference between the 10-year swap rate and the 2-year swap rate was greater to minus 5 basis points, and we paid the initial fixed rate and received the floating interest rate. In the next three periods, if the difference between the 10-year swap rate and the 2-year swap rate is greater or equal to 0 basis points, then we will continue to pay the initial fixed rate and continue to receive the respective floating rate. If the difference between the 10-year swap rate and the 2-year swap rate is less than 0 basis points, then we will pay the initial fixed rate, plus three times the difference between 0 basis points and the difference between the 10-year swap rate and the 2-year swap rate. In all subsequent periods, if the difference between the 10-year swap rate and the 2-year swap rate is greater or equal to 8 basis points, then we will continue to pay the previous rate and continue to receive the respective floating rate. If the difference between the 10-year swap rate and the 2-year swap rate is less than 8 basis points, then we will pay the previous rate, plus three times the difference between 8 basis points and the difference between the 10-year swap rate and the 2-year swap rate. The interest rate that we will pay for those swaps is capped at 10.25%.

     DVB Credit Facility:

     In March 2005, we entered into a credit facility with DVB Bank, for a total of $56.5 million, to finance the purchase of 2 Suezmax tankers, the M/T Stopless and the M/T Stainless. The loan was payable in 28 varying quarterly installments beginning on July 29, 2005 and a balloon payment of $10.2 million, payable together with the last installment. The interest rate on the DVB credit facility was 125 basis points over LIBOR. Beginning on the date of the credit facility and ending on the final drawdown date, we paid the lender a quarterly commitment fee of 0.25% of the average undrawn amount of the loan. The DVB credit facility was collateralized by a first priority mortgage on the M/T Stopless and the M/T Stainless. A fee of 1% was paid upon drawdown of the loan.

     In March and April 2006, following the sale and leaseback of M/T Stopless and M/T Stainless we repaid in full $50.1 million for the then outstanding amount of the loan.

     HSH Credit Facility:

     In November 2005, we concluded a bank loan of $154.0 million to partially finance the acquisition cost of vessels M/T Stormless, M/T Ellen P., M/T Errorless and M/T Edgeless. The loan is divided into 2 tranches of $130.0 million and $24.0 million respectively. Tranche A is payable in 32 consecutive quarterly installments of $2.7 million each, starting March 13, 2006, plus a balloon payment of $42.0 million payable together with the last installment. Tranche B is payable in 16 consecutive quarterly installments of $1.5 million each, starting March 13, 2006. The initial interest rate in respect of Tranche A is 80 basis points over LIBOR. The interest rate will be adjusted to 90 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 60% but equal or below 70% and will be adjusted to 110 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 70%. The initial interest rate in respect of Tranche B is 110 basis points over LIBOR. The interest rate will be adjusted to 135 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 65% but equal or below 75% and will be adjusted to 160 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 75%.The loan was subject to a fee of 1% paid upon signing of the agreement.

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

     In connection with the loan of $154.0 million discussed above, we entered into an interest rate swap agreement with declining notional balances in order to hedge its variable interest rate exposure, with effective date January 30, 2006, for an initial notional amount of $45.0 million and for a period of five years, with a fixed interest rate of 4.8% plus the applicable bank margin.

     Other Interest Rate Swaps:

     In July 2006, we entered with Deutsche Bank and Egnatia Bank into the following interest rate swap agreements. Under those agreements, we will pay an initial fixed interest rate, as designated below, and will receive a floating interest rate, which is the 3-month LIBOR, as is determined on the reset dates. If the difference between the 10-year swap rate and the 2-year swap rate is greater or equal to 5 basis points, then we will continue to pay the initial fixed rate and continue to receive the respective floating rate. If the difference between the 10-year swap rate and the 2-year swap rate is less than 5 basis points, then we will pay the initial fixed rate, plus two times the difference between 5 basis points and the difference between the 10-year swap rate and the 2-year swap rate. The interest rate that we will pay is capped at 8.80%.

     (i) for a notional amount of $50.0 million, with effective date of July 3, 2006 and for a period of seven years, with an initial interest rate of 4.63%, in order to hedge portion of the variable interest rate exposure.

     (ii) for a notional amount of $10.0 million, with effective date of July 3, 2006 and for a period of seven years, with an initial interest rate of 4.70%, in order to hedge portion of the variable interest rate exposure.

     During the fourth quarter of 2006, the swap (i) was restructured and we will pay an initial fixed interest rate, as designated below, and will receive a floating interest rate, which is the 3-month LIBOR, as is determined on the reset dates. In the first period (fourth quarter of 2006), the difference between the 10-year swap rate and the 2-year swap rate was greater to minus 5 basis points, and we paid the initial fixed rate and received the floating interest rate. In the next three periods, if the difference between the 10-year swap rate and the 2-year swap rate is greater or equal to 0 basis points, then we will continue to pay the initial fixed rate and continue to receive the respective floating rate. If the difference between the 10-year swap rate and the 2-year swap rate is less than 0 basis points, then we will pay the initial fixed rate, plus three times the difference between 0 basis points and the difference between the 10-year swap rate and the 2-year swap rate. In all subsequent periods, if the difference between the 10-year swap rate and the 2-year swap rate is greater or equal to 8 basis points, then we will continue to pay the previous rate and continue to receive the respective floating rate. If the difference between the 10-year swap rate and the 2-year swap rate is less than 8 basis points, then we will pay the previous rate, plus three times the difference between 8 basis points and the difference between the 10-year swap rate and the 2-year swap rate. The interest rate that we will pay for the restructured swap is capped at 10.25%.

     (i) for a notional amount of $50.0 million, with effective date of September 29, 2006 and for a period of seven years, with an initial interest rate of 4.45%, in order to hedge portion of the variable interest rate exposure.

     (2)  Newbuildings:

     In October 2006, we entered into an agreement for the construction of six handymax Product / Chemical tankers. The total contract price amounted to $285.4 million and is payable in five instalments as follows: 15% is payable upon arrangement of the refund guarantee, 15% is payable upon commencement of steel cutting, 20% is payable upon keel laying, 20% is payable upon launching and 30% upon delivery of the vessel. The vessels' construction will be partially financed from long-term bank financing. The first instalment for four of the six vessels of $28.7 million was paid in December 2006. The vessels are expected to be delivered during the first six months of 2009.

     In January 2007, we paid the first installment of $14.2 million, in relation to the two remaining newbuildings. Part of this installment was financed through the RBS revolving credit facility and amounted $10.0 million.

     (3) Operating Leases:

     In January 2006, we entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years. The monthly rental is Euro 120,000 adjusted annually for inflation increase plus 1%.

     (4) Lease payments under sale and leasebacks:

     In August and September 2005, we sold the M/T Restless, M/T Sovereign, M/T Relentless, M/T Invincible and M/T Victorious, and entered into bareboat charter agreements to leaseback the vessels, for a period of seven years. During 2005, lease payments relating to the bareboat charters of these vessels were $7.2 million. The total minimum lease payments required to be made after December 31, 2006, related to the bareboat charters of these vessels are $119.1 million.

     In March 2006, we sold the M/T Faithful, M/T Spotless, M/T Vanguard, M/T Doubtless, M/T Flawless, M/T Timeless, M/T Priceless and M/T Stopless, and entered into bareboat charter agreements to leaseback the vessels, for a period of five years. The total minimum lease payments required to be made after December 31, 2006, related to the bareboat charters of these vessels are $231.3 million.

     In April 2006, we sold the M/T Limitless, M/T Endless, M/T Stainless, M/T Faultless and M/T Noiseless, and entered into bareboat charter agreements to leaseback the vessels, for a period of seven years. The total minimum lease payments required to be made after December 31, 2006, related to the bareboat charters of these vessels are $268.1 million.

     During 2006, lease payments relating to the bareboat charters of the aforementioned vessels were $96.3 million.

     Other contractual obligations:

     TOP Tanker Management, our wholly-owned subsidiary, is responsible for the chartering, operational and technical management of our tanker fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries.

     As of December 31, 2006 TOP Tanker Management has subcontracted the day to day technical management and crewing of 5 Handymax tankers and 8 Suezmax tankers to V.Ships Management Limited, a ship management company and has subcontracted the day to day technical management and crewing of 5 Handymax tankers and 3 Suezmax tankers to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. Additionally, TOP Tanker Management has subcontracted the crewing of 1 Handymax tanker and 2 Suezmax tankers to V. Ships Management Limited. TOP Tanker Management pays a monthly fee of $10,000 per vessel for technical management and crewing of the 13 vessels and $3,100 per vessel for the crewing of 3 vessels under its agreements with V. Ships Management and a monthly fee of $7,083 per vessel for the 8 vessels under its agreements with Hanseatic Shipping Company. The agreements between Top Tanker Management and V.Ships Management Limited and Hanseatic Shipping Company Ltd., continue until written notice of termination is given by either party. In such case, they terminate after a period of two or three months from the date upon which such notice was given. Accordingly, they are not included in the table of contractual obligations presented above.

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

     During 2006, we had 740 off-hire days associated with 9 drydockings and 170 off-hire days associated with 1 drydocking which as of the year-end was still in progress. During 2005, we had 270 off hire days associated with 8 drydockings. During 2004, we had 250 off hire days associated with 5 drydockings. During 2003 we had 83 off hire days associated with 2 drydockings. Each intermediate survey drydocking is estimated to require approximately 25 days and each special survey drydocking is estimated to require approximately 35 days. In addition to the costs described above, drydockings result in off hire time for a vessel, during which the vessel is unable to generate revenue. Off hire time includes the actual time the vessel is in the shipyard as well as ballast time to the shipyard from the port of last discharge. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing.

     Critical Accounting Policies:

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

     Depreciation. We record the value of our vessels at their cost (which includes the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition such as initial repairs, improvements and delivery expenses to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost of the vessel less its residual value which is estimated to be $160 per light-weight ton. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations become effective.

     Deferred drydock costs. We follow the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking becomes due. Management anticipates that these vessels which are younger than 15 years will be required to undergo in-water intermediate surveys 2.5 years after a special survey drydocking and that such vessels will be drydocked every five years, while vessels 15 years or older will be drydocked for an intermediate survey every 2.5 years in which case the additional intermediate survey drydockings take the place of in-water surveys. Dry-docking costs for vessels sold and leased back are amortized on a straight line basis over the period through the next dry-docking becomes due or through the termination of the lease, whichever comes first.

     Costs capitalized as part of the drydock include all works required by the vessels' Classification Societies and for the maintenance of the vessels CAP rating, which may consist of actual costs incurred at the dry-dock yard, including dry-dock dues and general services for vessel preparation, coating of WBT/COT, steelworks, piping works and valves, machinery works and electrical works.

     All those works which are carried out during dry-dock time for routine maintenance according to the Company's Planned Maintenance System as well as modifications, improvements required by third parties (i.e Port Authorities, Oil Majors, standards set by the Company etc.) and not required by the vessels' Classification Societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

     Impairment of long-lived assets. We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel carrying value including unamortized drydock costs. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydock costs, the carrying value is written down, by recording a charge to operations, to the fair market value if the fair market value is lower than the vessel's carrying value. We obtain fair market valuations from reputable international sale and purchase brokers performed on an individual vessel basis. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

     Allowance for doubtful accounts. Revenue is based on contracted voyage and time charter parties and, although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute, mainly over terms, calculation and payment of demurrages. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

G.   Safe Harbor

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

A.   Directors and Senior Management

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

Name                                Age  Position
----                                ---  --------
Thomas F. Jackson ...................59  Director and Chairman of the Board
Evangelos J. Pistiolis ..............34  Director, President and Chief Executive
                                         Officer
Stamatios N. Tsantanis ..............35  Director and Chief Financial Officer
Vangelis G. Ikonomou ................42  Director and Executive Vice President
Michael G. Docherty .................47  Director
Christopher J. Thomas ...............47  Director
Roy Gibbs ...........................57  Director
Stavros Emmanuel.....................64  Chief Operating Officer of TOP Tanker
                                         Management
George Goumopoulos...................57  Chief Technical Officer of TOP Tanker
                                         Management
Eirini Alexandropoulou ..............35  Secretary

Biographical information with respect to each of our directors and executives is set forth below.

     Thomas F. Jackson is the Chairman of our Board of Directors since July 2004, and has over 27 years experience in the shipping industry. Mr. Jackson is also a Director of Paralos Finance Corporation, which he established in 2000 as a provider of financial advisory and consultancy services to select Greek shipping companies. Mr. Jackson commenced his banking career with National Westminster Bank in 1967, and moved to the Piraeus Branch, Greece in 1977. In 1986 he headed the Bank's Operations Department in Athens, and returned to Piraeus in 1989 where he assumed the role of Corporate and Shipping Marketing Manager. In 1994 he was appointed Head of Shipping for the Bank in Greece. Mr. Jackson is an Associate of the Institute of Financial Services (formerly the Chartered Institute of Bankers), and is a past lecturer for the Institutes examinations.

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

     Michael G. Docherty serves on our board of directors since July 2004. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 24 years of international experience handling maritime insurance claims.

     Christopher J. Thomas serves on our board of directors since July 2004. Mr. Thomas is also the Chief Financial Officer of Paragon Shipping Inc. From 2004 to 2006, Mr. Thomas was the Chief Financial Officer of DryShips Inc., which is a publicly traded company with securities registered under the Securities Exchange Act of 1934. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd., which is also a publicly traded company with securities registered under the Securities Exchange Act of 1934. Prior to joining Excel, Mr. Thomas was the Chief Financial Officer of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

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

     Captain Stavros Emmanuel is the Chief Operating Officer of TOP Tanker Management since July 2004. He has 32 years experience in the shipping industry and expertise in operation and chartering issues. Prior to joining TOP Tanker Management, Captain Emmanuel served as General Manager of Primal Tankers Inc., where his responsibilities included chartering and operations management. Prior to joining Primal Tankers in 2000, Captain Emmanuel worked in various management capacities for Compass United Maritime. Captain Emmanuel obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropyrgos, Greece and earned a Master Mariners degree in 1971.

     George Goumopoulos is the Chief Technical Officer of TOP Tanker Management since July 2004. Prior to joining TOP Tanker Management, Mr. Goumopoulos served as Technical Manager of Primal Tankers Inc. From 1981 to 2003. Mr. Goumopoulos worked for Athenian Sea Carriers as Fleet Manager, Deputy Technical Manager and finally as Technical Director. Mr. Goumopoulos holds a Bachelor degree from the University of Michigan, USA in Marine Engineering and Naval Architecture, where he also completed his postgraduate studies in the same fields. He holds a Diploma from NTUA (EMP Athens) in Marine Engineering and Naval Architecture.

     Eirini Alexandropoulou is our Secretary since August 2004. Mrs. Alexandropoulou's principal occupation for the past 8 years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Mrs. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Mrs. Alexandropoulou served as a legal advisor to Belize's ship registry office in Piraeus. Mrs. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.

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

B.   Compensation

     We did not pay any compensation to members of senior management or our directors for the fiscal year ended December 31, 2002 or for the fiscal year ended December 31, 2003. We did not pay any benefits in 2002 or 2003. During the fiscal year ended December 31, 2004, 2005 and 2006, we paid to the members of our senior management and to our directors aggregate compensation of $4.4 million, $8.1 million and $4.2 million respectively. We do not have a retirement plan for our officers or directors.

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

     On July 1, 2005, January 3, 2006 and July 6, 2006 (the "grant dates") the Company granted restricted shares pursuant to the Company's 2005 Stock Incentive Plan ("the Plan"), which was adopted in April 2005 to provide certain key persons (the "Participants"), on whose initiatives and efforts the successful conduct of the Company's business depends, and who are responsible for the management, growth and protection of the Company's business, with incentives to:
(a) enter into and remain in the service of the Company, a Company's subsidiary, or Company's joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term performance of a Company subsidiary or Company joint venture. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Company's Board of Directors. The granted shares have no exercise price and constitute a bonus in nature.

     The Company's Board of Directors administers the Plan and, on July 1, 2005, identified 45 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the "Shares") were granted. For this purpose 249,850 new shares were granted, out of which 190,000 shares were granted to the Company's CEO, 48,300 shares to 8 officers and independent members of the Board and the remaining 11,550 shares were granted to 36 employees.

     On January 3, 2006, the Company's Board of Directors identified 29 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the "Shares") were granted. For this purpose 125,000 new shares were granted, out of which 80,000 shares were granted to the Company's CEO, 38,000 shares to 8 officers and independent members of the Board and the remaining 7,000 shares were granted to 20 employees.

     On July 6, 2006, the Company's Board of Directors identified 60 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the "Shares") were granted. For this purpose 320,000 new shares were granted, out of which 221,250 shares were granted to the Company's CEO, 68,000 shares to 8 officers and independent members of the Board and the remaining 30,750 shares were granted to 51 employees.

     The "Restricted Stock Agreements" were signed between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the Shares, subject to the following restrictions:

Company's CEO

         The Participant shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares other than to a company, which is wholly owned by the Participant. The restrictions lapse on the earlier of (i) one year from the grant date or (ii) termination of the Participant's employment with the Company for any reason.

Other Participants

     The Participants shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares. The restrictions lapse on one year from the grant date conditioned upon the Participant's continued employment with the Company from the date of the agreement (i.e. July 1, 2005, January 3, 2006, or July 6, 2006) until the date the restrictions lapse (the "restricted period").

     As the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

     On the other hand, in the event another Participant's employment with the Company terminates for any reason before the end of the restricted period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. However, it is the intention of the Company's Board of Directors not to seek repayment of the dividends earned during the restricted period, even if the unvested shares ultimately are forfeited. As these Shares granted to other Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

     A summary of the status of the Company's non-vested and vested shares as of December 31, 2006 and movement during the years ended December 31, 2005 and 2006, is presented below:

                                           Number of non-vested shares

       As at January 1, 2005                            --

       Granted                                        59,850

       Forfeited                                        (200)
                                          -------------------------------

       As at December 31, 2005                        59,650
                                          -------------------------------

       Granted                                       143,750

       Vested                                        (58,600)

       Forfeited                                      (3,900)
                                          -------------------------------

       As at December 31, 2006                       140,900
                                          ===============================

                                             Number of vested shares

       As at January 1, 2005                              --

       Granted                                       190,000

       As at December 31, 2005                       190,000
                                          -------------------------------

       Granted                                       301,250

       Non-vested shares granted
       in 2005, vested during 2006                    58,600
                                          -------------------------------

       As at December 31, 2006                       549,850
                                          ===============================

     During 2005, the employment of one of the other Participants was terminated and 200 restricted shares that were granted to him under the Plan were forfeited. During 2006, the employment of six of the other Participants was terminated and 3,900 restricted shares that were granted to them under the Plan were forfeited.

C.   Board practices and exemptions from Nasdaq corporate governance rules

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major shareholders

     The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of capital stock owned by our officers and directors as of February 14, 2007. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

                                                          Amount      Percent
Title of Class       Identity of Person or Group          Owned       of Class
--------------       ---------------------------          -----       --------
Common Stock,        QVT Financial LP*                    3,089,806    9.5%
par value            Kingdom Holdings Inc.**              2,361,181    7.3%
$.01 per             Evangelos Pistiolis***               1,727,379    5.3%
share                Officers and directors other
                       than Evangelos Pistiolis             200,000    0.6%
                     All officers and directors           1,927,379    5.9%
                       as a group

----------
*     As at March 9, 2007.
** A company owned primarily by adult relatives of our President, Chief Executive Officer and Director, Evangelos Pistiolis.
*** By virtue of the shares owned indirectly through Sovereign Holdings Inc., a company wholly-owned by Evangelos Pistiolis.

B.   Related party transactions

     Up to June 30, 2004, the ship-owning companies had a management agreement with Primal Tankers Inc., which was wholly owned by the father of the Company's Chief Executive Officer, under which management services were provided in exchange for a fixed monthly fee per vessel, which was renewed annually. The fees charged by Primal Tankers Inc. during 2002, 2003 and 2004 amounted to $0.7 million, $1.7 million and $1.1 million, respectively. During 2004, Top Tanker Management Inc. acquired from Primal Tankers Inc. other fixed assets for a consideration of $0.1 million.

     In July 2004, the Company entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company's Chief Executive Officer. The agreement was for duration of six years beginning July 2004 with a lessee's option for an extension of four years. The monthly rental was Euro 39,000 and effective January 1, 2006 was adjusted for inflation to Euro 40,365. In January 2006 the Company entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The change in office location, due to necessary refurbishments, took place in October 2006; therefore, the Company paid to Pyramis Technical Co. S.A the October rent plus four rentals as termination compensation. In April and August 2006, the Company entered into an agreement with Pyramis Technical Co. S.A. for the renovation of the new premises. The total contracted cost totaled Euro 1,593,250.

     All transactions with Primal Tankers Inc. and Pyramis Techical Co. S.A. were performed at arm's length, on normal commercial terms.

C.   Interests of experts and counsel.

     Not applicable.

D.   Employees

     As of December 31, 2006, we had 3 employees, while our wholly-owned subsidiary, TOP Tanker Management, employed 68 employees, all of whom are shore-based. As of December 31, 2006 we employed also 589 sea going employees, indirectly through our sub-managers.

E.   Share ownership

     The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

ITEM 8.  FINANCIAL INFORMATION.

A.   Consolidated Statements and Other Financial Information.

     See Item 18.

DIVIDEND POLICY

     The Company paid special dividends of $5.00 per share and $2.50 per share on March 27, 2006 and April 25, 2006, respectively. On April 6, 2006 our Board of Directors decided to discontinue the Company's policy of paying regular quarterly dividends. The declaration and payment of any future special dividends shall remain subject to the discretion of the Board of Directors and shall be based on general market and other conditions including the Company's earnings, financial strength and cash requirements and availability.

     We are permitted to pay dividends under the loans so long as we are not in default of a loan covenant and if such dividend payment would not result in a default of a loan covenant.

B.   Significant Changes.

      Not Applicable.

ITEM 9.  THE OFFER AND LISTING.

Price Range of Common Stock

     The trading market for our common stock is the Nasdaq Global Select Market, on which the shares are listed under the symbol "TOPT." The following table sets forth the high and low closing prices for our common stock since our initial public offering of common stock at $11.00 per share on July 23, 2004, as reported by the Nasdaq Global Select Market. The high and low closing prices for our common stock for the periods indicated were as follows:

                                                                HIGH       LOW
                                                                ----       ---
For the Fiscal Year Ended December 31, 2006 .................. $18.22     $4.65
For the Fiscal Year Ended December 31, 2005 .................. $22.00    $12.27
For the Fiscal Year Ended December 31, 2004
(beginning July 23, 2004)..................................... $24.14    $10.51

For the Quarter Ended
March 31, 2005................................................ $22.00    $14.25
June 30, 2005................................................. $19.38    $14.21
September 30, 2005............................................ $16.90    $13.75
December 31, 2005............................................. $15.01    $12.27
March 31, 2006................................................ $18.22    $11.90
June 30, 2006................................................. $12.62     $6.09
September 30, 2006............................................  $6.72     $5.50
December 31, 2006.............................................  $6.35     $4.65

For the Month:                                                  HIGH       LOW
March 2007 (Only for the period of March 1-15) ...............  $5.02     $4.66
February 2007 ................................................  $5.18     $4.79
January 2007 .................................................  $5.04     $4.65
December 2006.................................................  $5.53     $4.65
November 2006.................................................  $6.35     $5.04
October 2006 .................................................  $6.23     $5.60

ITEM 10. ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable.

B.   Memorandum and Articles of Association

     Our purpose, as stated in Section B of our Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

     Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time by the board of directors. Notice of every annual and special meeting of shareholders shall be given at least 15 but not later than 60 days before such meeting to each shareholder of record entitled to vote thereat.

     Directors. Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

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

     Business Combinations

     The Company's Amended and Restated Articles of Incorporation include provision which prohibit the Company from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

     o prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

     o upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

     o at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

     o    the  shareholder  became  an  interested   shareholder  prior  to  the
          consummation of the initial public offering.

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

Super-majority Required for Certain Amendments to Our By-Laws

     On February 28, 2007 we amended our by-laws to require that amendments to certain provisions of our by laws may be made when approved by 66 2/3% of the entire Board of Directors. These provisions that require 66 2/3% vote of the Board of Directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our Board of Directors, any amendment to change the number of directors constituting our Board of Directors, the method by which our Board of Directors is elected, the nomination procedures of our board of directors, removal of our board of directors and the filling of vacancies on our Board of Directors.

C.   Material Contracts

     Long Term Debt

     As of December 31, 2006 we had long term debt obligations under two credit facilities, the RBS credit facility and the HSH Nordbank credit facility. For a full description of our credit facilities see "Tabular Disclosure of Contractual Obligations - Long Term Debt" above.

     Newbuildings

     As of December 31, 2006 we had commitments under 6 shipbuilding contracts for the construction of 6 Handymax Product / Chemical tankers scheduled for delivery during the first six months of 2009. For a full description of our newbuildings see "Tabular Disclosure of Contractual Obligations - Newbuildings" above.

     Office space lease

     In January 2006, we entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years. For a full description of the office space lease see "Tabular Disclosure of Contractual Obligations - Operating leases" above.

     Sale and leaseback

     As of December 31, 2006 we had commitments under sale and leaseback agreements for 18 out of the 24 of our vessels under management. In March and April of 2006, the subsidiaries of the Company sold and subsequently leasedback 13 vessels for a period of five to seven years. The Company guaranteed to the buyers of the vessels the payment of all sums owed by its subsidiaries under the sale and leaseback charters and agreed to accept liability on behalf of its subsidiaries for the obligations of its subsidiaries to the buyers of its vessels. Financial undertakings of the Company are contained in the quadripartite deeds and the guarantees of these transactions. The quadripartite deeds and guarantees which are included as exhibits to this annual report contain restrictive covenants which state, among other things, that the Company agrees, as charter guarantor that it will at all times throughout the security period (as defined in the quadripartite deed) maintain a minimum amount of $20.0 million in its account with Fortis Bank commencing on the first drawdown date (as described in the quadripartite deeds) and December 15, 2006 and a minimum amount of $25.0 million in its account with Fortis Bank for the period between December 15, 2006 and the expiration of the guarantee. As guarantor, the Company is to further ensure that there are no encumbrances existing over the amounts it is to maintain in its account. Further, as guarantor the Company undertakes to maintain cash balances of at least $50.0 million in bank accounts in its name or in the name of its subsidiaries (including the $25.0 million maintained with Forties). The Company also undertakes to ensure that its net asset value at all time exceeds $125.0 million and that its book equity at all time exceeds $75.0 million, to endeavor that any excess cash flow from vessel operations will be paid into the Company's account with Fortis and to provide details regarding the operating expenses and earnings of its vessels to Fortis at three month intervals.

     For a full  description of the sale and leaseback  commitments see "Tabular
Disclosure  of   Contractual   Obligations  -  Lease  payments  under  sale  and
leasebacks" above.

     Stockholders Rights Agreement

     We entered into a Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, as of August 19, 2005. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of the Company's Series A Participating Cumulative Preferred Stock for each outstanding share of TOP Tankers common stock, par value $0.01 per share. The Right will separate from the common stock and become exercisable after (1) a person or group acquires ownership of 15% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $25 (the "Exercise Price") a fraction (1/1000th) of one share of the company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 15% of the company's common stock then each holder of a right (except that acquiring person) will be entitled to buy at the exercise price, a number of shares of the company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 15% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of the company's common stock. The rights expire on the earliest of (1) August 31, 2015 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the company's common stock. The terms of the rights and the Stockholder Rights Plan may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the distribution date, the terms of the rights and the Stockholder Rights Plan may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights will not have any voting rights. The rights will have the benefit of certain customary anti-dilution protections

     Sales Agreement with Cantor Fitzgerald & Co.

     We entered into a Sales Agreement with Cantor Fitzgerald & Co. on April 13, 2006, pursuant to which we agreed that from time to time we will issue and sell and agreed upon number of our shares of common stock through Cantor Fitzgerald & Co. who will act as agent and/or principal for us in the sale of these shares. The agreement expired in October 2006.

D.   Exchange controls

     The  Marshall   Islands  imposes  no  exchange   controls  on  non-resident
corporations.

E.   Tax Considerations

     The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder and a non U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the United States dollar, may be subject to special rules. You are encourages to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

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

United States Federal Income Tax Considerations

     In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non U.S. Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Treasury Regulations promulgated in August of 2003 interpreting Code Section 883, became effective on January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP Tankers Inc. and its subsidiaries on a consolidated basis.

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

     Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

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

     We believe that we currently satisfy the Publicly--Traded Test and are not subject to the 5 percent override Rule and we will take this position for U.S. federal income tax reporting purposes. However, there are factual circumstances beyond our control which could cause us to lose the benefit of this exemption.

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

Distributions

     Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

     Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market on which our stock is currently traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Therefore, there is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Backup Withholding and Information Reporting

     In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

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

F.   Dividends and paying agents

     Not applicable

G.   Statement by experts

     Not applicable

H.   Documents on display.

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

I.   Subsidiary Information

     Not Applicable

Incorporation by Reference

     This Form 20-F is hereby incorporated by reference to the registration statement on Form F-3 filed on August 1, 2005 (Registration No. 333-127086).

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.   Quantitative information about market risk

     Interest Rate Fluctuation. The international tanker shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

     Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, the following table sets forth the sensitivity of all credit facilities in U.S. dollars to a 100 basis points increase in LIBOR on December 31 of each repayment year up to December 31, 2012. The following table takes into account the interest rate swap agreements.

     Interest Expense Sensitivity to 100 Basis Point Change in LIBOR

     December 31, 2007..............................................     670,602
     December 31, 2008..............................................   1,469,617
     December 31, 2009..............................................   2,390,318
     December 31, 2010..............................................   2,587,540
     December 31, 2011..............................................   2,126,378
     December 31, 2012..............................................   1,674,736

     Foreign Exchange Rate Risk. We generate all of our revenues in U.S. dollars but incur approximately 6% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in other currencies are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. We constantly monitor the U.S Dollar exchange rate and we try to achieve more favorable exchange rates from the financial institutions we work with.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a) Disclosure of Controls and procedures.

     Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report (as of December 31, 2006). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b) Management's annual report on internal controls over financing reporting.

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

     Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

   o Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

     o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

   o Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

     Management conducted the evaulation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

     Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15(f) of the Securities Exchange Act of 1934, as of December 31, 2006. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2006.

     This annual report does not include an attestation report of the Company's current registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's current registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

c)   Changes in internal controls over financial reporting

     There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.


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

ITEM 16B. CODE OF ETHICS

     The Company's Board of Directors has adopted a Corporate Code of Business Ethics and Conduct that applies to all employees, directors and officers, that complies with applicable guidelines issued by the SEC. The finalized Code of Ethics has been approved by the Board of Directors and was distributed to all employees, directors and officers. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Mrs Eirini Alexandropoulou at the Company's registered address and phone numbers.

ITEM 16C. PRINCIPAL AUDITOR FEES AND SERVICES

         In November 2006, we announced the resignation of our former principal auditors, Ernst and Young (Hellas), Certified Auditors Accountants S.A., and in December 2006 we announced the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. (Deloitte) as our principal auditors for the year ended December 31, 2006. For the 2006 audit, Ernst and Young (Hellas) and Deloitte billed us audit fees of Euro 365,800 and Euro 400,000 respectively. Additionally, in 2006, Ernst and Young (Hellas) billed us audit related fees of Euro 84,726.

     Our principal auditors for the year ended December 31, 2005 were Ernst and Young (Hellas), Certified Auditors Accountants S.A.. For the 2005 audit they billed us audit fees of Euro 220,000. Additionally, in 2005, they billed us audit related fees of Euro 117,000.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     See Item 16A above.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

     None.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements, together with the reports of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. and Ernst and Young (Hellas), Certified Auditors Accountants S.A., thereon, are filed as part of this report:

                                TOP TANKERS INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                      Page
                                                                   ------------
Reports of Independent Registered Public Accounting Firms           F-1 / F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006           F-3

Consolidated Statements of Income for the years ended
December 31, 2004, 2005 and 2006                                       F-4

Consolidated  Statements of  Stockholders'  Equity for the
years ended December 31, 2004, 2005 and 2006                           F-5

Consolidated Statements of Cash Flows for the years ended
December 31, 2004, 2005 and 2006                                       F-6

Notes to Consolidated Financial Statements                             F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Top Tankers Inc.

We have audited the accompanying consolidated balance sheet of Top Tankers Inc. and subsidiaries (the "Company") as of December 31, 2006, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended December 31, 2005 and 2004 were audited by other auditors whose report, dated February 24, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to, nor have we been engaged to perform an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2006 consolidated financial statements present fairly, in all material respects, the financial position of Top Tankers Inc and subsidiaries as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte.,
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 12, 2007

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

                                /s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
February 24, 2006

TOP TANKERS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2006
(Expressed in thousands of U.S. Dollars - except share and per share data)
ASSETS
                                                                2005      2006
                                                             --------- ---------
CURRENT ASSETS:
    Cash and cash equivalents                                  17,462    29,992
    Accounts receivable trade, net                             39,527    27,187
    Insurance claims                                              258       247
    Inventories (Note 4)                                        6,308     6,460
    Advances to various creditors                               3,083     3,707
    Prepayments and other                                         936     5,206
                                                             --------- ---------
          Total current assets                                 67,574    72,799
                                                             --------- ---------

INTEREST RATE SWAPS (Note 8)                                      425         -
                                                             --------- ---------

FIXED ASSETS:
    Advances for vessels under construction (Note 5)                -    28,683
    Vessels, net  (Notes 6 and 8)                             886,754   306,418
    Other fixed assets, net (Note 3)                            1,128     3,195
                                                             --------- ---------
          Total fixed assets                                  887,882   338,296
                                                             --------- ---------

OTHER NON CURRENT ASSETS:
    Deferred charges, net (Note 7)                             11,516    31,850
    Long-term receivables (Note 11)                                 -    29,790
    Restricted cash (Notes 8 and 11)                           13,500    50,000
                                                             --------- ---------
          Total assets                                        980,897   522,735
                                                             ========= =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of long-term debt (Note 8)                 45,329    16,588
    Accounts payable                                           12,405    14,991
    Accrued liabilities (Note 9)                               13,297     7,354
    Unearned revenue                                            5,112     1,676
                                                             --------- ---------
          Total current liabilities                            76,143    40,609
                                                             --------- ---------

INTEREST RATE SWAPS (Note 8)                                        -     3,384
                                                             --------- ---------

LONG-TERM DEBT, net of current portion (Note 8)               518,774   201,464
                                                             --------- ---------

DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS (Note 11)
                                                               16,322    79,423
                                                             --------- ---------

COMMITMENTS AND CONTINGENCIES (Note 10)
                                                             --------- ---------

STOCKHOLDERS' EQUITY:
    Preferred stock, $0.01 par value;
    20,000,000 shares authorized;
    none issued (Note  12)                                          -         -

    Common stock,  $0.01 par value;
    100,000,000  shares authorized;
    28,080,640  and  32,429,105  shares
    issued and  outstanding  at December
    31, 2005 and 2006, respectively (Note 12)                     280       324
    Additional paid-in capital (Note 12)                      297,716   116,755
    Accumulated other comprehensive income
    (loss) (Notes 8 and 13)                                        98        (6)
    Retained earnings                                          71,564    80,782
                                                             --------- ---------
          Total stockholders' equity                          369,658   197,855
                                                             --------- ---------
          Total liabilities and stockholders' equity          980,897   522,735
                                                             ========= =========

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                                      2004             2005            2006
                                                              -------------  ----------------  ---------------
REVENUES:
Voyage revenues (Note 1)                                            93,829           244,215          310,043
                                                              -------------  ----------------  ---------------

EXPENSES:
   Voyage expenses (Note 15)                                        16,898            36,889           55,351
   Charter hire expense (Note 11)                                        -             7,206           96,302
   Amortization of deferred gain on sale
    and leaseback of vessels (Note 11)                                   -              (837)          (8,110)
   Other vessel operating expenses (Note 15)                        16,859            47,315           66,082
   Depreciation (Note 6)                                            13,108            47,055           35,266
   Amortization of dry-docking costs (Note 7)                        1,514             5,999           13,187
   Management fees charged by a related party                        1,120                 -                -
   (Note 3)
   Sub-Manager fees (Note 1)                                           803             3,159            2,755
   Other general and administrative expenses                         6,656            20,659           20,261

   Foreign currency (gains) / losses, net                               75               (68)             255
   Gain on sale of vessels (Note 6)                                   (638)          (10,115)         (12,667)
                                                              -------------  ----------------  ---------------
   Operating income                                                 37,434            86,953           41,361
                                                              -------------  ----------------  ---------------

OTHER INCOME (EXPENSES):
   Interest and finance costs (Notes 8 and 17)                      (5,201)          (20,177)         (29,175)

   Interest income                                                     481             1,774            3,022

   Other, net                                                           80               134             (67)
                                                              -------------  ----------------  ---------------
   Total other income (expenses), net                               (4,640)          (18,269)         (26,220)
                                                              -------------  ----------------  ---------------

Net Income                                                          32,794            68,684           15,141
                                                              =============  ================  ===============

Earnings per share, basic and diluted (Note 14)                       2.54              2.46             0.47
                                                              =============  ================  ===============

Weighted average common shares outstanding, basic               12,922,449        27,926,771       30,550,274
                                                              =============  ================  ===============

Weighted average common shares outstanding, diluted             12,922,449        27,932,012       30,603,868
                                                              =============  ================  ===============

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of U.S. Dollars - except share and per share data)


                                                                                            Accumulated
                                                                                            Other
                                                         Common Stock           Additional  Comprehensive
                                      Comprehensive  -----------------------    Paid-in     Income         Retained
                                          Income      # of Shares Par Value     Capital     (loss)         Earnings        Total
                                          ---------  ----------- -----------   ----------   ----------   ------------    ----------

BALANCE, December 31, 2003                             6,000,000         60       13,351            -          2,908         16,319
                                                     ===========   =========   ==========   ==========   ============    ==========

     Net income                              32,794            -          -            -            -         32,794         32,794

     Dividends paid ($0.39 per share)             -            -          -            -            -         (2,318)        (2,318)
     Contributions to additional
     paid-in capital                              -            -          -       17,077            -              -         17,077

     Issuance of common stock                     -   21,830,990        218      263,812            -              -        264,030
     Dividends declared ($0.21 per
     share)                                       -            -          -            -            -         (5,845)        (5,845)
     Other comprehensive income-
      -  Unrealized loss on cash
         flow hedges                           (248)           -          -            -         (248)              -          (248)
                                          ---------
     Comprehensive income                    32,546            -          -            -            -              -              -
                                          =========  -----------   ---------   ----------   ----------   ------------    ----------

BALANCE, December 31, 2004                            27,830,990        278      294,240         (248)        27,539        321,809
                                                     ===========   =========   ==========   ==========   ============    ==========

     Net income                              68,684            -          -            -            -         68,684         68,684

     Dividends paid ($0.21 per share)             -            -          -            -            -         (5,844)        (5,844)

     Dividends paid ($0.21 per share)             -            -          -            -            -         (5,897)        (5,897)

     Dividends paid ($0.25 per share)             -            -          -            -            -         (7,020)        (7,020)

     Dividends paid ($0.21 per share)             -            -          -            -            -         (5,898)        (5,898)
     Issuance  of  restricted shares,
     net of forfeitures                           -      249,650          2        3,476            -              -          3,478
     Other comprehensive income
      -  Unrealized  gain on cash  flow
     hedges                                   1,517            -          -            -        1,517              -          1,517
      -  Reclassification of gains to
     earnings due to
        discontinuance of cash flow
     hedges                                  (1,171)           -          -            -       (1,171)              -        (1,171)
                                          ---------
     Comprehensive income                    69,030            -          -            -            -              -              -
                                          =========  -----------   ---------   ----------   ----------   ------------    ----------

BALANCE, December 31, 2005                            28,080,640        280      297,716           98         71,564        369,658
                                                     ===========   =========   ==========   ==========   ============    ==========

     Net income                              15,141            -          -            -            -         15,141         15,141
     Dividends paid ($0.21 per share)             -            -          -            -            -         (5,923)        (5,923)
     Dividends paid ($5.00 per share)             -            -          -    (141,028)            -                      (141,028)
     Dividends paid ($2.50 per share)             -            -          -     (70,515)            -                       (70,515)
     Issuance  of  restricted  shares,
     net of forfeitures                           -      441,100          5        3,705            -              -          3,710
     Issuance of common stock                     -    3,907,365         39       26,877            -              -         26,916
     Other comprehensive income
     -     Accumulated  unrecognized
     actuarial losses                             -            -          -            -           (6)              -            (6)
     - Reclassification of gains to
     earnings due to                            (98)           -          -            -          (98)              -           (98)
       discontinuance of cash flow
     hedges
                                          ---------
     Comprehensive income                    15,043            -          -            -            -              -              -
                                          =========  -----------   ---------   ----------   ----------   ------------    ----------

BALANCE, December 31, 2006                            32,429,105        324      116,755           (6)        80,782        197,855
                                                     ===========   =========   ==========   ==========   ============    ==========

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of U.S. Dollars)


                                                                  2004            2005           2006
                                                              --------------  -------------  -------------
Cash Flows from Operating Activities:
   Net income                                                        32,794         68,684         15,141
   Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation                                                    13,108         47,055         35,594
     Amortization of dry-docking costs                                1,514          5,999         13,187
     Amortization and write off of deferred financing costs             755          1,407          4,534
     Stock-based compensation expense                                     -          3,478          3,710
     Change in fair value of financial instruments                        -           (327)         3,711
     Amortization  of deferred  gain on sale and  leaseback
     of vessels                                                           -           (837)        (8,110)
     Gain on sale of other fixed assets                                   -              -            (10)
     Gain on sale of vessels                                           (638)       (10,115)       (12,667)
   (Increase) Decrease in:
     Accounts receivable                                            (19,153)       (19,556)        12,340
     Insurance claims                                                   967           (160)            11
     Inventories                                                     (2,712)        (3,087)          (152)
     Due from related parties                                          (219)           219              -
     Advances to creditors                                                -         (1,230)          (624)
     Prepayments and other                                           (2,647)           (15)        (4,270)
   Increase (Decrease) in:
     Accounts payable                                                 7,331          2,047          2,586
     Due to related parties                                            (105)             -              -
     Accrued liabilities                                              3,072          9,531         (5,949)
     Unearned revenue                                                 1,899          2,058         (3,436)
   Payments for dry-docking                                          (7,365)       (10,478)       (34,526)
                                                              --------------  -------------  -------------
Net Cash from Operating Activities                                   28,601         94,673         21,070
                                                              --------------  -------------  -------------

Cash Flows from (used in) Investing Activities:
     Advances for vessel acquisitions / under construction          (25,650)             -        (28,683)
     Vessel acquisitions and improvements                          (327,629)      (677,111)           (18)
     Advances to related parties                                        319              -              -
     Increase in restricted cash                                          -              -       ( 36,500)
     Net proceeds from sale of vessels                                8,536        153,085        599,176
     Net proceeds from sale of fixed assets                               -              -            255
     Acquisition of other fixed assets                                 (475)          (833)        (2,639)
                                                              --------------  -------------  -------------
Net Cash from (used in) Investing Activities                       (344,899)      (524,859)       531,591
                                                              --------------  -------------  -------------

Cash Flows from (used in) Financing Activities:
     Proceeds from long-term debt                                   281,900        472,549         20,000
     Principal payments of long-term debt                            (4,251)       (31,180)       (19,119)
     Repayment of long-term debt                                   (115,260)       (68,853)      (350,399)
     Increase in restricted cash                                     (9,700)        (3,500)             -
     Contributions to additional paid-in capital                     17,077              -              -
     Issuance of common stock                                       264,030              -         26,916
     Payment of financing costs                                      (2,755)        (5,632)           (63)
     Dividends paid                                                  (2,318)       (30,504)      (217,466)
                                                              --------------  -------------  -------------
Net Cash from (used in) Financing Activities                        428,723        332,880       (540,131)
                                                              --------------  -------------  -------------
Net increase (decrease) in cash and cash equivalents                112,425        (97,306)        12,530
Cash and cash equivalents at beginning of year                        2,343        114,768         17,462
                                                              --------------  -------------  -------------
Cash and cash equivalents at end of year                            114,768         17,462         29,992
                                                              ==============  =============  =============
SUPPLEMENTAL CASH FLOW INFORMATION
       Interest paid                                                  3,157         18,683         22,307
                                                              ==============  =============  =============

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005 AND 2006
(Expressed in thousands of United States Dollars - except share and per share data, unless otherwise stated F-9

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

          The Manager has subcontracted the day to day technical management of the vessels to unaffiliated ship management companies, Unicom Management Services Ltd, V. Ships Management Limited and Hanseatic Shipping Company Ltd (collectively the "Sub-Managers"). The Sub-Managers provide day to day operational and technical services to the Company's vessels at a fixed monthly fee per vessel. Such fees for the years ended December 31, 2004, 2005 and 2006 totaled $ 803, $ 3,159 and $ 2,755 respectively and are separately reflected in the accompanying consolidated statements of income. At December 31, 2005 and 2006 the amount due to the Sub-Managers totaled $ 2,714 and $ 1,739 respectively and is included in Accounts Payable in the accompanying consolidated balance sheets.

     (b) Top Bulker Management Inc, incorporated on April 7, 2005 under the laws of Marshall Islands, for the purpose to undertake the management of a fleet of bulk carriers which have not been acquired to date.

     (c) Top Tankers (U.K.) Limited, incorporated in England and Wales on January 12, 2005, as a representative office in London. Top Tankers (U.K) Limited entered into a lease agreement for office space in London. The original agreement had a one year duration ending December 31, 2005 and in early January 2006 was extended for one year. The annual rental was Great Britain Pounds ("GBP") 123,600, payable quarterly in advance.

     (d) Helidona Shipping Company Limited ("Helidona"), incorporated in the Marshall Islands in May 2003, owner of the 29,998 DWT (built in 1989), tanker vessel "Yapi", which was sold in September 2005.

     (e) Gramos Shipping Company Inc. ("Gramos"), incorporated in the Marshall Islands in January 2003, owner of the 45,720 DWT (built in 1992), tanker vessel "Faithful", which was acquired in July 2003 from Vermio Shipping Company Limited, which is a subsidiary of TOP, incorporated in the Marshall Islands in December 2001, owner of vessel "Faithful" for the period from February 2002 to July 2003. The vessel was sold and leased back in March 2006.

     (f) Rupel Shipping Company Inc. ("Rupel"), incorporated in the Marshall Islands in January 2003, owner of the 44,646 DWT (built in 1992) tanker vessel "Fearless", which was sold in July 2005.

     (g) Mytikas Shipping Company Ltd. ("Mytikas"), incorporated in the Marshall Islands in February 2004, owner of the 136,055 DWT (built in
          1993) tanker vessel "Limitless", which was acquired in March 2004 and sold and leased back in April 2006.

     (h) Litochoro Shipping Company Ltd. ("Litochoro"), incorporated in the Marshall Islands in March 2004, owner of the 135,915 DWT (built in
          1992) tanker vessel "Endless", which was acquired in March 2004 and sold and leased back in April 2006.

     (i) Falakro Shipping Company Ltd. ("Falakro"), incorporated in Liberia in July 2004, owner of the 47,076 DWT (built in 1991) tanker vessel "Doubtless", which was acquired in August 2004 and sold and leased back in March 2006.

     (j) Pageon Shipping Company Ltd. ("Pageon"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Vanguard", which was acquired in August 2004 and sold and leased back in March 2006.

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

     (n) Menalo Shipping Company Ltd. ("Menalo"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1991) tanker vessel "Restless", which was acquired in August 2004 and sold and leased back in August 2005.

     (o) Pintos Shipping Company Ltd. ("Pintos"), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Sovereign", which was acquired in August 2004 and sold and leased back in August 2005.

     (p) Pylio Shipping Company Ltd. ("Pylio"), incorporated in Liberia in July 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Flawless", which was acquired in September 2004 and sold and leased back in March 2006.

     (q) Idi Shipping Company Ltd. ("Idi"), incorporated in Liberia in July 2004, owner of the 47,094 DWT (built in 1991) tanker vessel "Spotless", which was acquired in September 2004 and sold and leased back in March 2006.

     (r) Taygetus Shipping Company Ltd. ("Taygetus"), incorporated in Liberia in July 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Timeless", which was acquired in September 2004 and sold and leased back in March 2006.

     (s) Kalidromo Shipping Company Limited ("Kalidromo"), incorporated in the Marshall Islands in May 2003, owner of the 31,766 DWT (built in 1980) tanker vessel "Tireless", which was sold in September 2004.

     (t) Olympos Shipping Company Limited ("Olympos"), incorporated in the Marshall Islands in May 2003, owner of the 29,990 DWT (built in 1985), tanker vessel "Med Prologue" which was sold in December 2004 and Olympos Shipping Company Limited, which is a subsidiary of TOP, incorporated in British Cayman Islands in December 1999, former owner of the vessel.

     (u) Kisavos Shipping Company Limited ("Kisavos"), incorporated in the Marshall Islands in November 2004, owner of the 154,970 DWT (built in
          1991) tanker vessel "Priceless", which was acquired in February 2005 and sold and leased back in March 2006.

     (v) Imitos Shipping Company Limited ("Imitos"), incorporated in the Marshall Islands in November 2004, owner of the 149,554 DWT (built in
          1992) tanker vessel "Noiseless", which was acquired in April 2005 and sold and leased back in April 2006.

     (w) Parnis Shipping Company Limited ("Parnis"), incorporated in the Marshall Islands in November 2004, owner of the 149,599 DWT (built in
          1992) tanker vessel "Stainless", which was acquired in April 2005 and sold and leased back in April 2006.

     (x) Parnasos Shipping Company Limited ("Parnasos"), incorporated in Liberia in November 2004, owner of the 154,970 DWT (built in 1992) tanker vessel "Faultless", which was acquired in April 2005 and sold and leased back in April 2006.

     (y) Vitsi Shipping Company Limited ("Vitsi"), incorporated in Liberia in November 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Stopless", which was acquired in April 2005 and sold and leased back in March 2006.

     (z) Giona Shipping Company Limited ("Giona"), incorporated in Marshall Islands in March 2005, owner of the 46,217 DWT (built in 1999) tanker vessel "Taintless", which was acquired in March 2005 and sold in November 2006.

     (aa) Lefka Shipping Company Limited ("Lefka"), incorporated in Marshall Islands in March 2005, owner of the 46,168 DWT (built in 1999) tanker vessel "Dauntless", which was acquired in March 2005.

     (bb) Agrafa Shipping Company Limited ("Agrafa"), incorporated in Marshall Islands in March 2005, owner of the 46,185 DWT (built in 1999) tanker vessel "Soundless", which was acquired in April 2005 and sold in November 2006.

     (cc) Agion Oros Shipping Company Limited ("Agion Oros"), incorporated in Marshall Islands in February 2005, owner of the 47,262 DWT (built in
          1998) tanker vessel "Topless", which was acquired in April 2005 and sold in December 2006.

     (dd) Nedas Shipping Company Limited ("Nedas"), incorporated in Marshall Islands in April 2005, owner of the 150,038 DWT (built in 1993) tanker vessel "Stormless", which was acquired in October 2005.

     (ee) Ilisos Shipping Company Limited ("Ilisos"), incorporated in Marshall Islands in April 2005, owner of the 46,346 DWT (built in 2003) tanker vessel "Ioannis P.", which was acquired in November 2005.

     (ff) Sperhios  Shipping  Company  Limited  ("Sperhios"),   incorporated  in
          Marshall  Islands in April  2005,  owner of the  146,286 DWT (built in
          1996) tanker vessel "Ellen P.", which was acquired in November 2005.

     (gg) Ardas Shipping Company Limited ("Ardas"), incorporated in Marshall Islands in April 2005, owner of the 147,048 DWT (built in 1993) tanker vessel "Errorless", which was acquired in November 2005.

     (hh) Kifisos Shipping Company Limited ("Kifisos"), incorporated in Marshall Islands in April 2005, owner of the 147,048 DWT (built in 1994) tanker vessel "Edgeless", which was acquired in December 2005.

          The  Company is engaged in the ocean  transportation  of crude oil and
          refined  petroleum   products  worldwide  through  the  ownership  and
          operation of the tanker vessels mentioned above.

          On December 31, 2006, eight vessels were operating under voyage charters, fifteen vessels under long-term time charters, with an estimated average duration of 36 months and one vessel was undergoing her special survey. Twelve out of fifteen time charters include profit sharing agreements, which are settled on a calendar quarter basis. During 2006, 40% of the Company's voyage revenues derived from these time charter agreements. During 2004, 2005 and 2006 two charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

           Charterer                                2004    2005     2006
           ---------                                ----    ----     ----
                 A                                   29%     20%      11%
                 B                                   15%     32%      29%

          The Voyage revenues in the accompanying consolidated statements of income are analyzed as follows:

            Voyage Revenues                      2004         2005       2006
            ---------------                      ----         ----       ----
            Freight revenues                    47,259      115,079     158,558
            Hire revenues                       46,570      129,136     151,485
                  Total                         93,829      244,215     310,043

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

     (e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. In relation to the sale and leaseback transactions, the Company should maintain during the bareboat charter period consolidated cash balances of at least $ 50,000, which will be presented separately as restricted cash.

     (f) Accounts Receivable--Trade: The amount shown as Accounts Receivable--Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2005 and 2006 totalled $ 316 and $ 283, and is summarized as follows:

                                                               Provision for
                                                             doubtful accounts
                                                             -----------------
                    Balance, December 31, 2004                      132
                    --Additions                                     337
                    --Reversals / write-offs                       (153)
                                                             -----------------
                    Balance, December 31, 2005                      316
                    --Additions                                     508
                    -- Reversals / write-offs                      (541)
                    Balance, December 31, 2006                      283
                                                             -----------------

     (g) Insurance Claims: Insurance claims, relating mainly to crew medical expenses and hull and machinery incidents are recorded upon collection or agreement with the relevant party of the collectible amount.

     (h) Inventories: Inventories consist of bunkers, lubricants and consumable stores which are stated at the lower of cost or market. Cost, which consists of the purchase price, is determined by the first in, first out method.

     (i) Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

     (j) Impairment of Long-Lived Assets: The Company applies Statement of Financial Accounting Standards ("SFAS 144") "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including unamortized drydock costs, may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review for impairment of each vessel's carrying amount as of December 31, 2004, 2005 and 2006, did not result in an indication that the carrying amounts are not recoverable. Furthermore, in the period a long-lived asset meets the "held for sale" criteria of SFAS No. 144, a loss is recognized for any initial adjustment of the long-lived asset's carrying amount to fair value less cost to sell. For the years ended December 31, 2004, 2005 and 2006, no such adjustments were identified.

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

     (l) Other fixed assets, net: Other fixed assets, net consists of furniture, office equipment, cars and leasehold improvements, stated at cost, which consists of the purchase / contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, as presented below:

           Description                                   Useful Life (years)
           -----------                                   -------------------
           Leasehold improvements                                12
           Cars                                                   6
           Office equipment                                       5
           Furniture and fittings                                 5
           Computer equipment                                     3

     (m) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking becomes due.

          Costs capitalized as part of the drydock include all works required by the vessels' Classification Societies and for the maintenance of the vessels Condition Assessment Program ("CAP") rating, which may consist of actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of Water Ballast Tanks/Cargo Oil Tanks ("WBT/COT"), steelworks, piping works and valves, machinery works and electrical works.

          All those works which are carried out during dry-dock time for routine maintenance according to the Company's Planned Maintenance System as well as modifications, improvements required by third parties (i.e Port Authorities, Oil Majors, standards set by the Company etc.) and not required by the vessels' Classification Societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

     (n) Sale and Leaseback Transactions: The gains on sale on vessel sale and leaseback transactions are deferred and amortized to income over the lease period. Dry-docking costs for vessels sold and leased back are amortized on a straight line basis over the period through the next dry-docking becomes due or through the termination of the lease, whichever comes first.

     (o) Financing Costs: Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and such fees are amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed when a repayment or refinancing is made and charged to interest and finance costs.

     (p) Pension and Retirement Benefit Obligations--Crew: The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

     (q) Staff leaving Indemnities - Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2005 and 2006 amounted to $ 116 and $ 190, respectively.

     (r) Accounting for Revenue and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Profit sharing represents the excess between an agreed daily base rate and the actual rate generated by the vessel every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter the revenues, including demurrages and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

     (s) Repairs and Maintenance: All repair and maintenance expenses are expensed in the year incurred. Such costs are included in Other vessel operating expenses in the accompanying consolidated statements of income.

     (t)  Stock  Incentive  Plan:  All  share-based   compensation  provided  to
          employees and to non-employee directors, for their services as directors, is included in Other general and administrative expenses in the consolidated income statements. The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized over the vesting period. The shares, vested and non-vested are measured at fair value, which is equal to the market value of the Company's common stock on the grant date.

     (u) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

     (v) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

     (w) Related Parties: The Company considers as related parties the affiliates of the Company; entities for which investments are accounted for by the equity method by the Company; trusts for the benefit of employees, such as pension and profit-sharing trusts, that are managed by or under the trusteeship of management; principal owners of the Company; its management; members of the immediate families of principal owners of the Company and its management; and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. An Affiliate is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or has common control with the Company. Control is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract and otherwise. Immediate Family is family members whom a principal owner or a member of management might control or influence or by whom they might be controlled or influenced because of the family relationship. Management is the persons who are responsible for achieving the objectives of the Company and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the CEO, CFO, Vice President in charge of principal business functions and other persons who perform similar policy making functions. Persons without formal titles may also be members of management. Principal owners are owners of record or known beneficial owners of more than 10% of the voting interests of the Company.

     (x) Derivatives: Statement of Financial Accounting Standards ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities" (as amended) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

          During 2004, 2005 and 2006, the Company engaged in interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company's variable rate borrowings (Note 8). For swap agreements that are designated and qualified as cash flow hedges their fair value is included in financial instruments in the accompanying consolidated balance sheets with changes in the effective portion of the instruments' fair value recorded in accumulated other comprehensive income (loss). The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the income statement as a component of interest and finance costs. If the hedged item is a forecasted transaction that becomes probable of not occuring, then the derivative financial instrument no longer qualifies as an effective cash flow hedge from that date and, as a result, cumulative fair value changes that were previously recorded in accumulated other comprehensive income (loss) are immediately reclassified into earnings as a component of interest and finance costs. In all other instances, when a derivative financial instrument ceases to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur.

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

     (y) Consolidation of Variable Interest Entities: FASB Interpretation No. 46R addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements.

     (z)  Recent Accounting Pronouncements:

          i) FASB Statement No. 154: In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB 20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company has adopted this pronouncement effective January 1, 2006.

          ii) FASB Interpretation No. 48: In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which supplements SFAS No. 109, "Accounting for Income Taxes", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Company estimates that this statement will not have a significant impact on its financial position.

          iii) FASB Statement No. 157: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date". SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

          iv) FSP No. AUG AIR-1: In September 2006, the FASB Staff issued FSP No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," ("FSP No. AUG AIR-1"). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 is effective for the Company as of January 1, 2007. The adoption of FSP No. AUG AIR-1 will not have a material impact on the financial position, results of operations or cash flows of the Company.

          v) SAB 108: On September 13, 2006, the SEC released staff accounting bulleting ("SAB") No. 108, which provides guidance on materiality. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement, contains guidance on correcting errors under the dual approach, and provides transition guidance for correcting errors existing in prior years. If prior-year errors that had been previously considered immaterial (based on the appropriate use of the registrant's prior approach) now are considered material based on the approach in the SAB, the registrant need not restate prior period financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. This statement is effective for the Company for the fiscal year ended December 31, 2006. The effect of implementing SAB No. 108 amounted $ 226, is included in Amortization of dry-docking costs and related to the write-off of unamortized balance of bunkers consumed that previously deferred as part of the dry-docking costs.

          vi) FASB Statement No. 158: In September 2006, the FASB issued FASB Statement No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158). SFAS No. 158 is an amendment of FASB Statements No. 87, "Employers' Accounting for Pensions" (SFAS No. 87), No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (SFAS No. 88), No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106) and No. 132(R) "Employers' Disclosures about Pensions and Other Postretirement Benefits--an amendment of FASB Statements No. 87, 88, and 106" (SFAS No. 132(R)). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

               This Statement requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: a) recognize the funded status of a benefit plan--measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation--in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation,
               b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers' Accounting for Pensions, or No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Amounts recognized in accumulated other comprehensive income, including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of Statements 87 and 106, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements, c) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions) and d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company has adopted this pronouncement effective December 31, 2006. The adoption of FASB 158 did not have a material impact on its financial consolidated position, results of operations or cash flows.

         viii) FASB Statement No. 159: In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements". The Company is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have a material impact on its financial consolidated position, results of operations or cash flows.

          (aa) Reclassification of Prior Year Balances: Certain amounts in the 2005 and 2004 consolidated financial statements have been reclassified to conform to the 2006 presentation. The reclassifications had no impact on the results of operations of the Company. Charter Hire Expense for the year ended December 31, 2005 has been presented on a separate line in the consolidated income statements to conform to the current year presentation. Charter Hire Expense was previously reported within Vessel Operating Expenses. Advances to various creditors for the year ended December 31, 2005 has been presented on a separate line in the consolidated balance sheets to conform to the current year presentation. Advances to various creditors was previously reported within Prepayments and other. Deferred gain on sale and leaseback of vessels, current portion for the year ended December 31, 2005 has been included in Deferred gain on sale and leaseback of vessels in the consolidated balance sheets to conform to the current year presentation. Deferred gain on sale and leaseback of vessels, current portion was previously reported on a separate line in current liabilities.

3.   Transactions with Related Parties:

     (a) Primal Tankers Inc.: As discussed in Note 1, up to June 30, 2004, the Company's ship-owning subsidiaries had management agreements with Primal Tankers Inc., under which management services were provided in exchange for a fixed monthly fee per vessel, which was renewed annually. The fees charged by Primal Tankers Inc. during 2004 amounted to $ 1,120 and they are separately reflected in the 2004 accompanying consolidated statement of income. During 2004, the Manager acquired from Primal Tankers Inc. other fixed assets for a consideration of $ 150.

     (b) Pyramis Technical Co. S.A.: On July 9, 2004, the Company entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company's Chief Executive Officer. The agreement was for duration of six years beginning July 2004 with a lessee's option for an extension of four years. The monthly rental was Euro 39,000 and effective January 1, 2006 was adjusted for inflation to Euro 40,365. Other general and administrative expenses for the years ended December 31, 2004, 2005 and 2006 include $ 281, $ 586 and $ 705, respectively of rentals paid to Pyramis Technical Co. S.A. In January 2006 the Company entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The change in office location, due to necessary refurbishments, took place in October 2006; therefore, the Company paid to Pyramis Technical Co. S.A the October rent plus four rentals as termination compensation. In April and August 2006, the Company entered into an agreement with Pyramis Technical Co. S.A. for the renovation of the new premises. The total contracted cost totaled Euro 1,593,250, of which Euro 1,187,169.24 ($ 1,514) were paid during 2006.
          The amount of $ 1,799 related to renovation works, discussed above, is included in Other fixed assets, net, in the accompanying 2006 consolidated balance sheet and is depreciated over the lease period, which is 12 years.

4.   Inventories:

     The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                                           2005             2006
                                          -----            -----
     Bunkers                              3,976            4,624
     Lubricants                           1,501            1,319
     Consumable stores                      831              517
                                          -----            -----
                                          6,308            6,460
                                          =====            =====

5.   Advances for Vessels under Construction:

     In October 2006, the Company entered into an agreement for the construction of six handymax Product / Chemical tankers. The total contract price amounted to $ 285,380 and is payable in five instalments as follows: 15% is payable upon arrangement of the Refund Guarantee, 15% is payable upon commencement of steel cutting, 20% is payable upon keel laying, 20% is payable upon launching and 30% upon delivery of the vessel. The vessels' construction will be partially financed from long-term bank financing discussed in Note 8. The first instalment for four of the six vessels of $ 28,638 was paid in December 2006 and is included in Advances for Vessels under Construction, in the 2006 accompanying consolidated balance sheet. The Advances for Vessels under Construction also include $ 34 and $ 11 relating to capitalized interest and costs respectively, in accordance with the accounting policy discussed in Note 2(i) above.

     The vessels are expected to be delivered during the first six months of 2009.

6.   Vessels, net:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                       Vessel       Accumulated       Net Book
                                        Cost        Depreciation       Value
                                      --------      ------------      --------
     Balance, December 31, 2004        373,551           (17,554)      355,997
     --Acquisitions                    702,761                --       702,761
     --Disposals                      (139,921)           14,828      (125,093)
     --Depreciation                         --           (46,911)      (46,911)
                                      ---------         ---------     ---------
     Balance, December 31, 2005        936,391           (49,637)      886,754
     --Acquisitions                         18                --            18
     --Disposals                      (605,085)           59,997      (545,088)
     --Depreciation                         --           (35,266)      (35,266)
                                      ---------         ---------     ---------
     Balance, December 31, 2006        331,324           (24,906)      306,418
                                      =========         =========     =========

     Acquisitions during the year ended December 31, 2005 represent (a) the acquisition cost of the five vessels discussed in Note 1(u) through Note 1(y) for a total amount of $ 249,340, (b) the acquisition cost of the four vessels discussed in Note 1(z) through Note 1(cc) for a total amount of $ 163,629 and (c) the acquisition cost of the five vessels discussed in Note 1(dd) through Note 1(hh) for a total amount of $ 289,792.

     In September and December 2004 vessels Tireless and Med Prologue, respectively, were sold for an aggregate price of $ 8,900. These sales, after the related sales expenses of $ 364 and the unamortized dry-docking costs written off of $ 1,265, resulted in a gain of $ 638, which is separately reflected in the accompanying 2004 consolidated statement of income.

     In July and September 2005, vessels Fearless and Yapi were sold for an aggregate price of 38,348. These sales, after the related sale expenses of $ 5,968 and the unamortized dry-docking costs written-off of $ 716, resulted in a gain of $ 10,115, which is separately reflected in the accompanying 2005 consolidated statement of income.

     In August and September 2005, the Company sold the Restless, Sovereign, Relentless, Invincible and Victorious for an aggregate price of 120,705, net of related sales expenses of $ 5,545, and entered simultaneously into bareboat charter agreements to leaseback the vessels for a period of seven years (Note 11).

     In  March  and  April  2006,  the  Company  sold  the  Flawless,  Timeless,
     Priceless, Stopless, Doubtless, Vanguard, Faithful, Spotless, Limitless, Endless, Faultless, Noiseless and Stainless for an aggregate price of $ 529,616, net of related sales expenses of $ 20,384, and entered simultaneously into bareboat charter agreements to leaseback the vessels for periods of five to seven years (Note 11). According to the terms of the agreements, 10% of the gross aggregate sales price, $ 55,000, has been withheld by the purchaser and will be paid to the Company not later than three months after the end of bareboat charter period or upon the resale of the vessels by the purchaser, if earlier.

     In November and December 2006, vessels Taintless, Soundless and Topless were sold for an aggregate price of $ 127,450. These sales, after the related sale expenses of $ 2,890 resulted in a gain of $ 12,667, which is separately reflected in the accompanying 2006 consolidated statement of income.

     All Company's vessels, having a total carrying value of $ 306,418 at December 31, 2006, have been provided as collateral to secure the loans discussed in Note 8.

7.   Deferred Charges:

     The unamortized amounts included in the accompanying consolidated balance sheets represent dry-docking costs and financing fees for the undrawn portion of the revolving credit facility (Note 8) and are analyzed as follows:

                                                   Dry-      Financing
                                                   Docking     Fees      Total
                                                   -------   ---------  -------
     Balance, December 31, 2004                      6,748         --     6,748
     --Additions                                    10,478      1,022    11,500
     --Write-off due to sale of vessels (Note 6)      (716)        --      (716)
     --Amortization                                 (5,999)       (17)   (6,016)
                                                   --------   --------  --------
     Balance, December 31, 2005                     10,511      1,005    11,516
     --Fees prior presented contra to debt              --        249       249
     --Additions                                    34,526         --    34,526
     --Amortization                                (13,187)    (1,254)  (14,441)
                                                   --------   --------  --------
     Balance, December 31, 2006                     31,850         --    31,850
                                                   ========   ========  ========

     Write-off of deferred dry-docking costs due to sale of vessels is included in gain on sale of vessels in the accompanying consolidated statements of income.

8.   Long-term Debt:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

         Borrower(s)                               2005             2006
         -----------------------------------     --------         --------
     (a) The Company                              512,315          218,052
     (b) Vitsi                                     25,894               --
     (c) Parnis                                    25,894               --
                                                 --------         --------
         Total                                    564,103          218,052
         Less- current portion                    (45,329)         (16,588)
                                                 --------         --------
         Long-term portion                        518,774          201,464
                                                 ========         ========

     (a) The Company:

     At December 31, 2006, the Company had a revolving credit facility outstanding of $ 83,000 and a loan outstanding of $ 137,000.

     The outstanding amount under the revolving credit facility of $ 83,000 is payable in 10 semi-annual instalments of approximately $ 5,395 starting on April 30, 2011 plus a balloon payment of $ 29,050 payable together with the final instalment, if no further amounts are drawn. The applicable interest rate as of December 31, 2006 is 5.97%. As of December 31, 2006, the undrawn amount amounted to $ 75,000.

     The loan of $ 137,000 was drawn down in 2005 and originally amounted to $ 154,000. It was obtained to partially finance the acquisitions of the vessels Stormless, Ellen P., Errorless and Edgeless (Note 6). The loan consists of 2 tranches of $ 130,000 (Tranche A) and $ 24,000 (Tranche B). Tranche A is payable in 32 consecutive quarterly instalments of $ 2,750 each, starting on March 13, 2006 plus a balloon payment of $ 42,000 payable together with the final instalment. Tranche B is payable in 16 consecutive quarterly instalments of $ 1,500 each, starting on March 13, 2006. The Company paid a fee of 1% upon signing of the agreement, or $ 1,540. The loan bears interest at LIBOR plus a margin and as of December 31, 2006 is 6.15%.

     At December 31, 2005, the Company had a revolving credit facility outstanding of $ 178,255 and loans outstanding of $ 339,000.

     At December 31, 2005, the outstanding balance under one loan and the revolving credit facility together wsa $ 363,255. In August and September 2005, following the sale of Fearless and Yapi discussed in Note 6 and the sale and leaseback of Restless, Sovereign, Relentless, Invincible and Victorious discussed in Notes 6 and 11, the Company prepaid $ 68,853 of the then outstanding amount of the loan. In November 2005, the loan was restructured and the Company simultaneously entered into an additional $ 206,000 revolving credit facility with the same lender. The restructured loan of $ 195,657 was to refinance the then outstanding amount and was payable in 15 semi-annual instalments. The first instalment of $ 10,657 was paid on November 30, 2005 to be followed by 14 semi-annual instalments of $ 10,500 each, from May 31, 2006 to November 2012, plus a balloon payment of $ 38,000 payable together with the last instalment.

     The revolving credit facility was concluded in order to refinance the then outstanding amount of $ 144,000 and to partially finance up to an additional amount of $ 206,000 the acquisition of tankers meeting specific criteria. The $ 206,000 was subject to a fee of 0.5% paid on signing of the agreement. On November 8, 2005, $ 34,255 was drawn down to partially finance the acquisition cost of vessel Ioannis P (Note 6). The restructured loan and the revolving credit facility bear interest at LIBOR plus a margin.

     In March and April 2006, following the sale and leaseback of Flawless, Timeless, Priceless, Doubtless, Vanguard, Faithful, Spotless, Limitless, Endless, Faultless and Noiseless discussed in Notes 6 and 11, the Company prepaid in full $ 185,000 of the loan outstanding amount of the loan and $ 20,255 of the then outstanding amount of the revolving credit facility. Following the prepayment of $ 20,255 of the revolving credit facility, the undrawn amount of $ 192,000 was cancelled in August 2006.

     In November and December 2006, following the sale of Taintless, Soundless and Topless discussed in Note 6, the Company prepaid $ 95,000 of the then outstanding amount of the revolving credit facility. On December 21, 2006, $ 20,000 was drawn down to partially finance the construction of four vessels (Note 5).

     (b), (c) Vitsi - Parnis: Loan for an amount of $ 56,500 divided into two tranches, obtained in March 2005, to partially finance the acquisition cost of vessels Stainless and Stopless (Note 6). The loan was payable in 28 varying quarterly instalments starting July 29, 2005, plus a balloon payment of $ 10,170 payable together with the last instalment. The loan was subject to a fee of 1% paid on draw down. In March and April 2006, following the sale and leaseback of Stopless and Stainless, discussed in Notes 6 and 11, the Company repaid in full $ 50,144 for the then outstanding amount of the loan.

     The loans are secured as follows:

     o First priority mortgages over the Company's vessels;

     o Assignments of insurance and earnings of the mortgaged vessels;

     o Corporate guarantee of the TOP Tankers Inc;

     o Pledge over the earnings accounts of the vessels.

     Debt Covenants: The loans contain financial covenants, calculated on a consolidated basis, requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 140% of the aggregate outstanding principal amounts under the loans, to ensure that total assets minus total debt will not at any time be less than $ 250,000 and to maintain liquid funds which at any time be not less than the higher of $ 10,000 or $ 500 per vessel. As a result, the minimum liquid funds required under the loan covenants of $ 12,000 on a consolidated basis, as of December 31, 2006, are included in restricted cash in the accompanying consolidated balance sheets. The Company is permitted to pay dividends under the loans so long as they are not in default of a loan covenant or if such dividend payment would not result in a default of a loan covenant. The Company's management believes that as of December 31, 2006, the Company is in compliance with loan covenants.

     Interest Expense: Interest expense for the years ended December 31, 2004, 2005 and 2006, amounted to $ 4,161, $ 19,700 and $ 20,750 respectively and is included in interest and finance costs in the accompanying consolidated statements of income (Note 17).

     The weighted average interest rates, including swaps and the relevant bank margins, for 2005 and 2006 were 4.65% and 5.21%, respectively.

     Scheduled Principal Repayments: The annual principal payments required to be made after December 31, 2006, are as follows:

     Year ending December 31,                Amount
     ------------------------               --------
     2007                                     17,000
     2008                                     17,000
     2009                                     17,000
     2010                                     11,000
     2011 and thereafter                     158,000
                                            --------
                                             220,000
     Less unamortized financing fees          (1,948)
                                            --------
                                             218,052
                                            ========

     Interest Rate Swaps: The fair value of the interest rate swaps in the accompanying consolidated balance sheets are analyzed as follows:

                                                        Interest
             Notional                                     Rate             Fair
     SWAP     Amount     Period    Effective Date       Payable    Value - Asset (Liability)
     ----     ------     ------    --------------         ----     -------------------------

                                                                   December      December
                                                                   31, 2005      31, 2006
                                                                   --------      --------
       (i)   $ 100,500   5 years   November 3, 2005       4.63%       $ 327            --

      (ii)   $  36,550   4 years   November 3, 2005       4.66%       $  98         $ 283

     (iii)   $  45,000   5 years   January 30, 2006       4.80%          --         $ 273

      (iv)   $  10,000   7 years   September 30, 2006     4.23%          --        ($ 569)

       (v)   $  10,000   7 years   September 30, 2006     4.11%          --        ($ 514)

      (vi)   $  50,000   7 years   September 29, 2006     4.45%          --      ($ 2,383)

     (vii)   $  10,000   7 years   July 3, 2006           4.70%          --        ($ 474)
                                                                      -----      ---------
                                                                      $ 425      ($ 3,384)
                                                                      =====      =========

     During August and September 2005, as a result of the sale of vessels and prepayment of the loan of $ 68,853 mentioned in (a) above, the Company terminated the then existing swap of $ 98,500, which at that time was in a gain position. The swap's termination resulted in a reclassification adjustment from other comprehensive income to earnings for the accumulated swap gain of $ 1,171, which is included in interest and finance costs (Note
     17).

     In November 2005, upon the loan restructuring discussed under (a) above, the then existing swaps were restructured into a new swap with declining notional balances in order to hedge the variable interest rate exposure, with effective date November 3, 2005; for an initial notional amount of $ 100,500 and for a period of five years, with a fixed interest rate of 4.63% plus the applicable bank margin (SWAP (i)). The then existing swap of $ 36,550 was also amended to a new swap with declining notional balances in order to hedge the variable interest rate exposure, with effective date November 3, 2005; for an initial notional amount of $ 36,550 and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin (SWAP (ii)).

     As a result of the sale and leaseback of vessels and full prepayment of the loans of $ 185,000, discussed above, the Company on March 31, 2006, terminated the non-qualifying swap with an initial notional amount of $ 100,500 (SWAP (i)), which at that time was in a gain position.

     In connection with the loan of $ 154,000 discussed above, the Company entered into an interest rate swap agreement with declining notional balances in order to hedge its variable interest rate exposure, with effective date January 30, 2006, for an initial notional amount of $ 45,000 and for a period of five years, with a fixed interest rate of 4.8% plus the applicable bank margin (SWAP (iii)).

     In July 2006, the Company entered into the following interest rate swap agreements. Under those agreements, the Company will pay an initial fixed interest rate, as indicated below, and will receive a floating interest rate, which is the 3-month LIBOR, as is determined on the reset dates. If the difference between the 10-year swap rate and the 2-year swap rate is greater or equal to 5 basis points, then the Company will continue to pay the initial fixed rate and continue to receive the respective floating rate. If the difference between the 10-year swap rate and the 2-year swap rate is less than 5 basis points, then the Company will pay the initial fixed rate, plus two times the difference between 5 basis points and the difference between the 10-year swap rate and the 2-year swap rate. The interest rate that the Company will pay is capped at 8.80%.

          (a) for a notional amount of $ 10,000, with effective date of July 5, 2006 and for a period of seven years, with an initial interest rate of 4.52%.

          (b) for a notional amount of $ 10,000, with effective date of July 24, 2006 and for a period of seven years, with an initial interest rate of 4.40%.

          (c) for a notional amount of $ 50,000, with effective date of July 3, 2006 and for a period of seven years, with an initial interest rate of 4.63%.

          (d) for a notional amount of $ 10,000, with effective date of July 3, 2006 and for a period of seven years, with an initial interest rate of 4.70% (SWAP (vii)).

     During the fourth quarter of 2006, the swaps (a), (b) and (c) were restructured and the Company will pay an initial fixed interest rate, as indicated in the table above (SWAPS (iv), (v) and (vi) respectively), and will receive a floating interest rate, which is the 3-month LIBOR, as is determined on the reset dates. In the first period (fourth quarter of 2006), the difference between the 10-year swap rate and the 2-year swap rate was greater to minus 5 basis points, and the Company paid the initial fixed rate and received the floating interest rate. In the next three periods, if the difference between the 10-year swap rate and the 2-year swap rate is greater or equal to 0 basis points, then the Company will continue to pay the initial fixed rate and continue to receive the respective floating rate. If the difference between the 10-year swap rate and the 2-year swap rate is less than 0 basis points, then the Company will pay the initial fixed rate, plus three times the difference between 0 basis points and the difference between the 10-year swap rate and the 2-year swap rate. In all subsequent periods, if the difference between the 10-year swap rate and the 2-year swap rate is greater or equal to 8 basis points, then the Company will continue to pay the previous rate and continue to receive the respective floating rate. If the difference between the 10-year swap rate and the 2-year swap rate is less than 8 basis points, then the Company will pay the previous rate, plus three times the difference between 8 basis points and the difference between the 10-year swap rate and the 2-year swap rate. The interest rate that the Company will pay for the restructured swaps is capped at 10.25%.

     As of December 31, 2005 and 2006, the swaps' fair values, based on third party valuations, are assets of $ 425 and a net liability of ($ 3,384), respectively. The 2005 change in fair value of $ 327 on the swap agreements with initial notional balances of $ 98,500, $ 93,500 and $ 27,931 was recorded in interest and finance costs, as the Company considered that the future cash outflows hedged by these swaps were probable of not occurring. The change in fair value of $ 98 of the swap agreement with initial notional balance of $ 36,550 (SWAP (ii)) was recorded in other comprehensive income (loss) as the Company considered that the related future cash outflows being hedged were probable of occurring. The 2006 fair value change on the swap agreements was recorded in interest and finance costs (Note 17), as the Company considered that the future cash outflows hedged by these swaps were probable of not occurring.

     The total impact in the consolidated income statements for the years ended December 31, 2005 and 2006, arising from the swaps termination and year-end swap valuations, is a gain of $ 1,498 and a loss of ($ 2,733) respectively and is included in interest and finance costs (Note 17).

9.   Accrued Liabilities:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                         2005         2006
                                                        ------       ------
     Interest on long-term debt                          2,187          630
     Vessels' operating and voyage expenses              4,222        5,455
     General and administrative expenses                 6,888        1,269
                                                        ------       ------
         Total                                          13,297        7,354
                                                        ======       ======

10.  Commitments and Contingencies:

     As at December 31, 2006 the Company had under construction six handymax Product / Chemical tankers scheduled for delivery between January and June 2009, at a total cost of $ 285,380. The remaining expected payments as of December 31, 2006 are $ 14,169 in 2007, $ 128,421 in 2008 and $ 114,152 in
     2009.

     In March and April 2006, the Company entered into Sale and Leaseback agreements for 13 vessels for a period of five to seven years. According to the terms of the transactions, 10% of the gross aggregate sales price, $ 55,000, has been withheld by the purchaser to serve as security for the due and punctual performance and observance of all the terms and conditions of the Company under the agreements. Not later than three months after the end of bareboat charter period or upon the resale of the vessels by the purchaser, if earlier, $ 47,000 out of the $ 55,000 will become payable to the Company. According to the agreement with one of the owners-lessors for four vessels, the owner-lessor may forfeit a payment of up to $ 8,000, or may be required to pay up to $ 16,000, based on the residual value of these four vessels.

     During December 2006, the Company was named defendant on various putative class action securities law suits brought in the United States District Court, Southern District of New York. The Company maintains a Directors and Officers liability insurance which covers the Company and its directors for up to $ 20,000. The Company has retained a law firm specializing in relevant litigation, that has estimated the cost of the first year's legal expenses as approximately matching the deductible of this policy of $ 250. Therefore, this amount is included in Other general and administrative expenses in the 2006 consolidated statement of income. The Company's management has assessed that at this stage, it is premature for any further provision in the financial statements.

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

11.  Sale and Leaseback of Vessels:

     The Company entered into sales and leaseback transactions in 2005 and 2006 as follows:

     (a) In August and September 2005, the Company sold the vessels Restless, Sovereign, Relentless, Invincible and Victorious and realized a total gain of $ 17,159. The Company entered into bareboat charter agreements to leaseback the vessels for a period of seven years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the seven-year lease period; the amortization of $ 837 and $ 2,451 is included in Amortization of deferred gain on sale and leaseback of vessels, in the accompanying 2005 and 2006 consolidated statements of income, respectively. During the years ended December 31, 2005 and 2006, lease payments relating to the bareboat charters of the vessels were $ 7,206 and $ 21,061, respectively and are included in Charter hire expense in the 2005 and 2006 accompanying consolidated statements of income.

     (b) In March 2006, the Company sold the vessels Flawless, Timeless, Priceless, Stopless, Doubtless, Vanguard, Faithful and Spotless to two unrelated parties (buyers/lessors) for $ 292,000; of which 90% or $ 262,800 was paid upon closing of the sale. Simultaneous with the sale of the eight vessels, the Company entered into bareboat charter agreements to leaseback the same eight vessels for a period of five years with no lease renewal option. Another unrelated party assumed in June 2006 the rights and obligations of one of the buyers/lessors through a novation agreement with no other changes to the terms and conditions of the agreements.

          The obligations of the Company under the respective bareboat charter agreements were secured by the unpaid sales price representing 10% of the total sales price or $ 29,200. The unpaid sales price is payable to the Company within three months after the expiry of the individual bareboat charter agreements or termination of the leases, if earlier. The collection of the unpaid sales price is secured by a second priority mortgage on the corresponding vessels with the Company having no recourse to the owners or investors of the buyers/lessors.

          In addition, the agreements allow the buyers/lessors to sell the vessels covered by the bareboat charter agreements. In respect of the agreements with one of the buyers/lessors, in the event of sale of the vessels prior to the termination of the bareboat charter agreements, the corresponding unpaid sales price, up to a maximum amount of $ 2,000 for each vessel, shall be used to cover any shortfall between the net sales proceeds and the sum of the: (i) outstanding amount under financing obtained by the buyer in connection with the acquisition of the vessel, and (ii) the principal amount of the investment made by the investors of the buyer/lessor.

          The bareboat charter agreements are accounted for as operating leases and the gain on the sale of $ 23,840 was deferred and is being amortized to income over the five-year lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection). The amortization of the deferred gain amounted to $ 3,775 for the year ended December 31, 2006 is included in Amortization of deferred gain on sale and leaseback of vessels in the accompanying consolidated statements of income. The total lease payments for the year ended December 31, 2006 related to the foregoing leases were $ 43,701 and are included in Charter Hire Expense in the accompanying consolidated statements of income.

     (c) In April 2006, the Company sold the vessels Limitless, Endless, Stainless, Faultless and Noiseless to an unrelated party (buyer/lessor) for $ 258,000; of which 90% or $ 232,200 was paid upon closing of the sale. Simultaneous with the sale of the five vessels, the Company entered into bareboat charter agreements to leaseback the five vessels for a period of seven years with no lease renewal option.

          The obligations of the Company under the respective bareboat charter agreements were secured by the unpaid sales price representing 10% of the total sales price or $ 25,800. The unpaid sales price is payable to the Company within three months after the expiry of the individual bareboat charter agreements or upon termination of the leases, if earlier. The collection of the unpaid sales price is secured by a second priority mortgage on the corresponding vessels with the Company having no recourse to the shareholders (owners) of the buyer/lessor.

          The bareboat charter agreements are accounted for as operating leases and the gain on the sale of $ 17,580 was deferred and is being amortized to income over the seven-year lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection). The amortization of the deferred gain amounted to $ 1,884 for the year ended December 31, 2006 and is included in Amortization of deferred gain on sale and leaseback of vessels in the accompanying consolidated statements of income. The total lease payments for the year ended December 31, 2006 related to the foregoing leases were $ 31,540 and are included in Charter Hire Expense in the accompanying consolidated statements of income.

     The Company's future minimum lease payments required to be made after December 31, 2006, related to the foregoing bareboat charter agreements, are as follows:

     Year ending December 31,                           Amount
     ------------------------                          -------
     2007                                              118,865
     2008                                              118,982
     2009                                              118,865
     2010                                              118,865
     2011 and thereafter                               142,952
                                                       -------
                                                       618,529
                                                       =======

     The sale and leaseback transactions entered into in 2006 contain financial covenants, calculated on a consolidated basis, requiring the Company to ensure that the net assets value of the Company's vessels (owned and those covered by bareboat charter agreements) at all times exceed $ 125,000 and book equity at all times exceed $ 75,000. Furthermore, a minimum amount of $ 20,000 through December 15, 2006 and $ 25,000 thereafter and until the final date of the bareboat charters, shall be maintained on deposit by the Company. The Company during the bareboat charter period will maintain consolidated cash balances of at least $ 50,000, including the $ 20,000 / $ 25,000, mentioned above. The $ 50,000 required to be maintained is presented separately as restricted cash. The amount of $ 13,500 discussed in Note 8 will also be included in the $ 50,000 minimum consolidated cash balances.

     As disclosed above, a portion of the sales price (representing 10% of the gross aggregate sales price) in the amount of $ 55,000 has been withheld by the buyers/lessors and will be paid to the Company not later than three months after the end of bareboat charter period or upon the resale of the vessels, if earlier. Consequently, such unpaid sales price was recorded as asset at its discounted amount. The discount will be accreted through deferred gain on sale and leaseback of vessels over the period of the bareboat charter agreements or through the date of the resale of the vessels, if earlier. As of December 31, 2006 the present value of the unpaid sales price was $29,790.

     Furthermore, the Company has agreed with the lessors through a separate performance guarantee deeds that it irrevocably and unconditionally guarantees the due and punctual payment of all sums payable by the Company to the lessors under or pursuant to the agreements. The term of the performance guarantees covers the period of the leases.

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

     On July 23, 2004 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 12,278,570 shares of common stock at par value of $ 0.01 were issued for $ 11.00 per share. The net proceeds to the Company totaled $ 124,563 of which approximately $ 109,000 were used to acquire the ten vessels discussed in Note 1(i) through Note 1(r).

     On November 5, 2004 the Company completed a follow on public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 9,552,420 shares of common stock at par value of $
     0.01 were issued for $ 15.50 per share. The net proceeds to the Company totaled $ 139,467.

     From April till July 2006, the Company conduced at-the market sales of shares through a "controlled equity offering". A total of 3,907,365 shares of common stock at par value of $ 0.01 were issued and sold in the market. The net proceeds to the Company totaled $ 26,916.

13.  Stock Incentive Plan:

     On July 1, 2005, January 3, 2006 and July 6, 2006 (the "grant dates") the Company granted restricted shares pursuant to the Company's 2005 Stock Incentive Plan ("the Plan"), which was adopted in April 2005 to provide certain key persons (the "Participants"), on whose initiatives and efforts the successful conduct of the Company's business depends, and who are responsible for the management, growth and protection of the Company's business, with incentives to: (a) enter into and remain in the service of the Company, a Company's subsidiary, or Company's joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term performance of a Company subsidiary or Company joint venture. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Company's Board of Directors. The granted shares have no exercise price and constitute a bonus in nature.

     The Company's Board of Directors administers the Plan and, on July 1, 2005, identified 45 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the "Shares") were granted. For this purpose 249,850 new shares were granted, out of which 190,000 shares were granted to the Company's CEO, 48,300 shares to 8 officers and independent members of the Board and the remaining 11,550 shares were granted to 36 employees.

     On January 3, 2006, the Company's Board of Directors identified 29 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the "Shares") were granted. For this purpose 125,000 new shares were granted, out of which 80,000 shares were granted to the Company's CEO, 38,000 shares to 8 officers and independent members of the Board and the remaining 7,000 shares were granted to 20 employees.

     On July 6, 2006, the Company's Board of Directors identified 60 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the "Shares") were granted. For this purpose 320,000 new shares were granted, out of which 221,250 shares were granted to the Company's CEO, 68,000 shares to 8 officers and independent members of the Board and the remaining 30,750 shares were granted to 51 employees.

     The "Restricted Stock Agreements" were signed between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the Shares, subject to the following restrictions:

     Company's CEO
     -------------

     The Participant shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares other than to a company, which is wholly owned by the Participant. The restrictions lapse on the earlier of (i) one year from the grant date or
     (ii) termination of the Participant's employment with the Company for any reason.

     Other Participants
     ------------------

     The Participants shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares. The restrictions lapse on one year from the grant date conditioned upon the Participant's continued employment with the Company from the date of the agreement (i.e. July 1, 2005, January 3, 2006, or July 6, 2006) until the date the restrictions lapse (the "restricted period").

     As the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

     On the other hand, in the event another Participant's employment with the Company terminates for any reason before the end of the restricted period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. Dividends earned during the restricted period will not be returned to the Company, even if the unvested shares are ultimately forfeited. As these Shares granted to other Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

     A summary of the status of the Company's vested and non-vested shares as of December 31, 2006 and movement during the years ended December 31, 2005 and 2006, is presented below:

                                                       Weighted average grant
                                     Number of          date fair value per
                                 non-vested shares       non-vested share
                                 --------------------------------------------

     As at January 1, 2005                 --                      --
                                 --------------------------------------------

     Granted                           59,850                  $15.82

     Forfeited                           (200)                 $15.82
                                 --------------------------------------------

     As at December 31, 2005           59,650                  $15.82
                                 --------------------------------------------

     Granted                          143,750                   $8.26

     Vested                           (58,600)                 $12.71

     Forfeited                         (3,900)                 $10.64
                                 --------------------------------------------

     As at December 31, 2006          140,900                   $9.54
                                 ============================================

                                     Number of
                                 non-vested shares
                                 -----------------

     As at January 1, 2005                 --
                                  -----------------

     Granted                          190,000

     As at December 31, 2005          190,000
                                  -----------------

     Granted                          301,250

     Non-vested shares granted
     in 2005, vested during 2006       58,600
                                  -----------------

     As at December 31, 2006          549,850
                                  =================

     During 2005, the employment of one of the other Participants was terminated and 200 restricted shares that were granted to him under the Plan were forfeited. During 2006, the employment of six of the other Participants was terminated and 3,900 restricted shares that were granted to them under the Plan were forfeited.

     Effective January 1, 2005, the Company adopted FASB Statement 123(R) for purposes of accounting for share-based payments. As the Company did not engage in share-based compensation arrangements prior to the date of adoption, all share-based compensation provided to employees (and provided to non-employee directors for their services as directors) is recognized in accordance with the provisions of Statement 123(R) and classified as Other general and administrative expenses in the consolidated income statement.

     The fair value of each share granted on July 1, 2005, January 3, 2006 and July 6, 2006 were $ 15.82, $ 12.71 and $ 6.23, respectively, which are equal to the market value of the Company's common stock on those dates. The grant date fair values of the vested shares granted to the CEO amounted to $ 3,006, $ 1,017 and $ 1,378, respectively and were recognized in full as compensation in the third quarter of 2005, in the first quarter of 2006 and in the third quarter of 2006, respectively, on the grant dates. The grant date fair values of the non-vested shares granted to the remaining Participants, net of forfeitures, amounted to $ 927, $ 558 and $ 604, respectively and are being recognized ratably as compensation in the consolidated income statements over the one-year vesting period, of which $ 472 and $ 1,315 was recognized in the years ended December 31, 2005 and 2006, respectively.

     In total $ 3,478 and $ 3,710 of share-based compensation expense was recognized in the accompanying 2005 and 2006 consolidated income statements, respectively, classified as Other general and administrative expenses. As of December 31, 2006, the total unrecognized compensation cost related to non-vested share awards is $ 302, which is expected to be recognized by June 30, 2007.

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

     The amount of dividends on the granted shares, recognized as a charge to retained earnings, is presented in the following table:

     ------------------------------------------------------------
       Type of    Quarterly    Special        Total Dividends
       Shares     Dividend    Dividend    -----------------------
       granted    per share   per share   Paid in Q3   Paid in Q4
                                             2005         2005

     ------------------------------------------------------------
       Vested        0.21        0.25         87           40

     Non-vested      0.21        0.25         27           13

     ------------------------------------------------------------

     ----------------------------------------------------
                                          Total Dividends
                                          ---------------
       Type of    Quarterly    Special     Paid in year
       Shares     Dividend    Dividend    ended December
       granted    per share   per share      31, 2006

     ----------------------------------------------------
       Vested        0.21        7.50         2,082

     Non-vested      0.21        7.50           807

     ----------------------------------------------------

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

     We have excluded the dilutive impact of all 59,650 and 140,900 non-vested shares outstanding as of December 31, 2005 and 2006, respectively, for purposes of calculating diluted earnings per share for those years because the effect of the application of the treasury stock method to such securities would be antidilutive to basic earnings per share.

     The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2004, 2005 and 2006 are as follows:

     ---------------------------------------------------------------------------
                                       2004           2005            2006
                                       ----           ----            ----

     Net Income as reported:            $32,794        $68,684         $15,141

     Less: Dividends declared
     during the year for
     non-vested shares                       --            (40)           (807)
                                   ============   ============    ============
     Net income available to
     common shareholders                 32,794         68,644          14,334
                                   ============   ============    ============

     Weighted average common
     shares outstanding, basic       12,922,449     27,926,771      30,550,274

     Add: Dilutive effect of
     non-vested shares                       --          5,241          53,594

     Weighted average common
     shares outstanding, diluted     12,922,449     27,932,012      30,603,868

     Earnings per share, basic
     and diluted                           2.54           2.46            0.47

     ===========================================================================

15.  Voyage and Other Vessel Operating Expenses:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

     Voyage Expenses                            2004       2005       2006
     ---------------                           ------     ------     ------
     Port charges                               5,181      9,271     11,265
     Bunkers                                    8,588     19,893     33,937
     Commissions                                3,129      7,725     10,149
                                               ------     ------     ------
           Total                               16,898     36,889     55,351
                                               ======     ======     ======

     Other vessel operating expenses            2004       2005       2006
     -------------------------------           ------     ------     ------
     Crew wages and related costs               7,285     18,119     26,919
     Insurance                                  2,873      6,561      7,000
     Repairs and maintenance                    2,842     11,449     16,330
     Spares and consumable stores               3,804     10,992     15,668
     Taxes (Note 18)                               55        194        165
                                               ------     ------     ------
           Total                               16,859     47,315     66,082
                                               ======     ======     ======

16.  Leases:

     In January 2006, the Manager entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years. The monthly rental is Euro 120,000 adjusted annually for inflation increase plus 1%. Other general and administrative expenses for the year ended December 31, 2006, include $ 1,272 of office rentals. The minimum rentals payable under non-cancelable operating leases for each of the years ending December 31, 2007 through May 1, 2018 before any adjustment for inflation (approximately 3% annually) and annual increase (1%), translated using the exchange rate of $/Euro at December 31, 2006 are:

          Year                         Amount
          -------------------          ------
          2007                          1,896
          2008                          1,896
          2009                          1,896
          2010                          1,896
          2011 and thereafter          13,903
                                       ------
                                       21,487
                                       ======

17.  Interest and Finance Costs:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                      2004      2005      2006
                                                    -------   -------   -------
     Interest on long-term debt (Note 8)              4,161    19,700    20,784
     Less: Capitalized interest (Note 5)                 --        --       (34)
     Bank charges                                       285       568     1,158
     Non-qualifying  swaps' fair value change/
       reclassification gain from swap termination       --    (1,498)    2,733
     Amortization and write-off of financing fees       755     1,407     4,534
                                                    -------   -------   -------
           Total                                      5,201    20,177    29,175
                                                    =======   =======   =======

     In 2005 and 2006, the Company  following the loan prepayments  discussed in
     Note 8(a) terminated the related interest rate swap agreements. The termination resulted in a reclassification gain of $ 1,171 and $ 98, respectively, from other comprehensive income, which is included in non-qualifying swaps' fair value change / reclassification gain from swap termination in the table above.

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

     Pursuant to the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing more than 50 percent of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

     The Marshall Islands, Cyprus and Liberia, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, it satisfied the 50% Ownership Test. The Company also believes that for periods subsequent to its initial public offering, it satisfies the Publicly-Traded Test on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

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

20.  Subsequent Events:

     (a) Advances for vessels under construction: In January 2007, the Company paid the first installment of $ 14,169, in relation to the two remaining vessels. The construction cost will be partially financed through long-term bank financing.

     (b) Putative class action law suits: As of February 22, 2007, the Company has not been served with any of the shareholders' actions. The Company has obtained information relating to the substance of the plaintiffs allegations based on its monitoring of publicly available docket sheets. In addition, the Company has appointed a law firm specializing in securities litigation.

     (c) London Office: In February 2007, Top Tankers (U.K.) Limited, entered into a new lease agreement for office space in London. The agreement is for duration of 9 months ending November 2007. The monthly lease is GBP 5,300, payable monthly in advance.

     (d) Sale of Vessel: Based on the Memorandum of Agreement dated March 30, 2007, the Company agreed to sell the vessel Errorless to an unrelated party for a consideration of $ 52,500, resulting in a gain of approximately $ 1,100, which is expected to be recognised in the second quarter of 2007. Following the sale of the vessel an amount of approximately $ 22,500 will be used to partly repay the outstanding indebtness. The vessel is expected to be delivered to her new owners in the second quarter of 2007.

ITEM 19. EXHIBITS

     Number                         Description of Exhibits
     ------                         -----------------------

      1.1      Amended and  Restated  Articles of  Incorporation  of TOP Tankers
               Inc.(1)

      1.2 Amendment to Amended and Restated Articles of Incorporation of Top Tankers Inc.

      1.3 Amended and Restated By-Laws of the Company as adopted on February 28, 2007.(2)

      4.1      TOP Tankers Inc. 2005 Stock Option Plan.(3)

      4.2 Loan Agreement between the Company and the Royal Bank of Scotland plc dated August 10, 2004 and supplemented September 30, 2004.(4)

      4.3      Loan  Agreement  between the Company and DVB Bank dated March 10,
               2005.(5)

      4.4 Credit Facility between the Company and the Royal Bank of Scotland dated November 1, 2005.(6)

     4.4.1 Supplement to credit facility between the Company and the Royal Bank of Scotland dated December 21, 2006.

      4.5 Credit Facility between the Company and HSH NORDBANK, AG, dated November 7, 2005.(7)

      4.6 Sales Agreement between the Company and Cantor Fitzgerald & Co. dated April 13, 2006.(8)

      4.7      Shareholder   Rights   Agreement  with   Computershare   Investor
               Services, LLC, as Rights Agent as of August 19, 2005.(9)

      4.8 Memorandum of Agreement by and between Kisavos Shipping Company Limited and Komarf Hope 27 Shipping Company dated March 9, 2006 relating to the purchase and sale of the M/T Priceless.

      4.9 Charter party by and between Kisavos Shipping Company Limited and Komarf Hope 27 Shipping Company in relation to the M/T Priceless, dated March 9, 2006.

      4.10 Quadripartite Agreement by and among the Company, Kisavos Shipping Company Limited, Komarf Hope 27 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Priceless.

      4.11 Guarantee given by the Company to Komarf Hope 27 Shipping Co. dated March 15, 2006 in connection with the charter party relating to the M/T Priceless.

      4.12 Memorandum of Agreement by and between Taygetus Shipping Company Limited and Komarf Hope 28 Shipping Co. dated March 9, 2006 relating to the purchase and sale of the M/T Timeless.

      4.13 Charter party by and between Taygetus Shipping Company Limited and Komarf Hope 28 Shipping Co. in relation to the Timeless, dated March 9, 2006.

      4.14 Quadripartite Agreement by and among the Company, Taygetus Shipping Company Limited, Komarf Hope 28 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Timeless.

      4.15 Guarantee given by the Company to Komarf Hope 28 Shipping Co., dated March 15, 2006 in connection with the charter party relating to the M/T Timeless.

      4.16 Memorandum of Agreement by and between Pylio Shipping Company Limited and Komarf Hope 29. Shipping Co. dated March 9, 2006 relating to the purchase and sale of the M/T Flawless.

      4.17 Charter party by and between Pylio Shipping Company Limited and Komarf Hope 29 Shipping Co. in relation to the M/T Flawless, dated March 9, 2006.

      4.18 Quadripartite Agreement by and among the Company, Pylio Shipping Company Limited, Komarf Hope 29 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Flawless.

      4.19 Guarantee given by the Company to Komarf Hope 29 Shipping Co., dated March 15, 2006 in connection with the charter party relating to the M/T Flawless.

      4.20 Memorandum of Agreement by and between Vitsi Shipping Company Limited and Komarf Hope 30 Shipping Co. dated March 9, 2006 relating to the purchase and sale of the M/T Stopless.

      4.21 Charter party by and between Vitsi Shipping Company Limited and Komarf Hope 30 Shipping Co. in relation to the Stopless, dated March 9, 2006.

      4.22 Quadripartite Agreement by and among the Company, Vitsi Shipping Company Limited, Komarf Hope 30 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Stopless.

      4.23 Guarantee given by the Company to Komarf Hope 30 Shipping Co., dated March 15, 2006 in connection with the charter party relating to the M/T Stopless.

      4.24 Memorandum of Agreement by and between Parnasos Shipping Company Limited Partankers III AS, dated March 4, 2006 relating to the purchase and sale of the M/T Faultless

      4.25 Charter party by and between Parnasos Shipping Company Limited and Partankers III AS, in relation to the M/T Faultless, dated April 4, 2006

      4.26 Memorandum of Agreement by and between Imitos Shipping Company Limited Partankers III AS, dated March 4, 2006 relating to the purchase and sale of the M/T Noiseless.

      4.27 Charter party by and between Imitos Shipping Company Limited and Partankers III AS, in relation to the M/T Noiseless, dated April 4, 2006.

      4.28 Memorandum of Agreement by and between Parnis Shipping Company Limited Partankers III AS, dated March 4, 2006 relating to the purchase and sale of the M/T Stainless.

      4.29 Charter party by and between Parnis Shipping Company Limited and Partankers III AS, in relation to the M/T Stainless, dated April 4, 2006.

      4.30 Memorandum of Agreement by and between Mytikas Shipping Company Limited and Partankers III AS dated April 4, 2006 relating to the purchase and sale of the M/T Limitless.

      4.31 Charter party by and between Mytkas Shipping Company Limited and Partankers III AS in relation to the M/T Limitless, dated April 4, 2006.

      4.32 Memorandum of Agreement by and between Litochoro Shipping Company Limited and Partankers III AS dated April 4, 2006 relating to the purchase and sale of the M/T Endless.

      4.33 Charter party by and between Litochoro Shipping Company Limited and Partankers III AS in relation to the M/T Endless, dated April 4, 2006.

      4.34 Guarantee given by the Company to Partankers III AS in connection with the charter parties relating to the M/T Faultless, M/T Stainless, M/T Noiseless, M/V Limitless, M/V Endless dated April 4, 2006.

      4.35 Memorandum of Agreement by and between Idi Shipping Company Limited and Kemp Maritime S.A. dated March 14, 2006 relating to the purchase and sale of the M/T Spotless.

      4.36 Charter party by and between Idi Shipping Company Limited and Kemp Maritime S.A. in relation to the M/T Spotless, dated March 14, 2006.

      4.37 Quadripartite Agreement by and among the Company, Idi Shipping Company Limited, Kemp Maritime S.A. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Spotless.

      4.38 Second Priority Quadripartite Agreement by and among the Company, Idi Shipping Company Limited, Kemp Maritime S.A. and Mass Capital Investments B.V. dated March 15, 2006 relating to the M/T Spotless.

      4.39 Guarantee given by the Company to Kemp Maritime S.A. dated March 14, 2006 in connection with the charter party relating to the M/T Spotless.

      4.40 Memorandum of Agreement by and between Falarko Shipping Company Limited and Tucker Navigation Co. dated March 14, 2006 relating to the purchase and sale of the M/T Doubtless.

      4.41 Charter party by and between Falarko Shipping Company Limited and Tucker Navigation Co. in relation to the M/T Doubtless, dated March 14, 2006.

      4.42 Quadripartite Agreement by and among the Company, Falarko Shipping Company Limited, Tucker Navigation Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Doubtless.

      4.43 Second Priority Quadripartite Agreement by and among the Company, Falarko Shipping Company Limited, Tucker Navigation Co. and Mass Capital Investments B.V. dated March 15, 2006 relating to the M/T Doubtless.

      4.44 Guarantee given by the Company to Tucker Navigation Co. dated March 14, 2006 in connection with the charter party relating to the M/T Doubtless.

      4.45 Memorandum of Agreement by and between Pageon Shipping Company Limited and Comoros Shipping Limited dated March 14, 2006 relating to the purchase and sale of the M/T Vanguard.

      4.46 Charter party by and between Pageon Shipping Company Limited and Comoros Shipping Limited. in relation to the M/T Vanguard, dated March 14, 2006.

      4.47 Quadripartite Agreement by and among the Company, Pageaon Shipping Company Limited, Comoros Shipping Limited and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Vanguard.

      4.48 Second Priority Quadripartite Agreement by and among the Company, Pageon Shipping Company Limited, Comoros Shipping Limited and Mass Capital Investments B.V. dated March 15, 2006 relating to the M/V Vanguard.

      4.49 Guarantee given by the Company to Comoros Shipping Limited. dated March 14, 2006 in connection with the charter party relating to the M/V Vanguard.

      4.50 Memorandum of Agreement by and between Gramos Shipping Company Limited and Starcraft Marine Co. dated March 14, 2006 relating to the purchase and sale of the M/T Faithful.

      4.51 Charter party by and between Gramos Shipping Company Limited and Starcraft Marine Co. in relation to the M/T Faithful, dated March 14, 2006.

      4.52 Quadripartite Agreement by and among the Company, Gramos Shipping Company Limited, Starcraft Marine Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Faithful.

      4.53 Second Priority Quadripartite Agreement by and among the Company, Gramos Shipping Company Limited Starcraft Marine Co. and Mass Capital Investments B.V. dated March 15, 2006 relating to the M/T Faithful.

      4.54 Guarantee given by the Company to Starcraft Marine Co. dated March 14, 2006 in connection with the charter party relating to the M/T Faithful.

      4.55 Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Spotless made by and among Idi Shipping Company Limited, Kemp Maritime S.A. and ICON Spotless LLC dated June 16, 2006.

      4.56 Addendum No. 1 to charter party by and between Idi Shipping Company Limited and Kemp Maritime S.A. in relation to the M.V. Spotless, dated March 14, 2006 dated June 16, 2006.

      4.57 Quadripartite Agreement by and among the Company, Idi Shipping Company ICON Spotless LLC and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Spotless.

      4.58 Guarantee given by the Company to ICON Spotless LLC dated June 13, 2006 in connection with the charter party relating to the M/T Spotless.

      4.59 Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Doubtless made by and among Falarko Shipping Company Limited, Tucker Navigation Co. and ICON Spotless LLC dated June 16, 2006.

      4.60 Addendum No. 1 to charter party by and between Falarko Shipping Company Limited and Tucker Navigation Co. in relation to the M.V. Doubtless, dated March 14, 2006 dated June 16, 2006.

      4.61     Quadripartite  Agreement  by  and  among  the  Company,   Falarko
               Shipping Company ICON Doubtless LLC and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Doubtless.

      4.62 Guarantee given by the Company to ICON Spotless LLC dated June 13, 2006 in connection with the charter party relating to the M/T Doubtless.

      4.63 Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Vanguard made by and among Pageon Shipping Company Limited, Comoros Shipping Limited and Isomar Marine Company Limited dated June 16, 2006.

      4.64 Addendum No. 1 to charter party by and between Pageon Shipping Company Limited and Comoros Shipping Limited in relation to the M.V. Vanguard, dated March 14, 2006 dated June 16, 2006.

      4.65 Quadripartite Agreement by and among the Company, Pageon Shipping Company Isomar Marine Company Limited and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Doubtless

      4.66 Guarantee given by the Company to Isomar Shipping Company Limited dated June 13, 2006 in connection with the charter party relating to the M/T Vanguard

      4.67 Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Faithful made by and among Gramos Shipping Company Limited, Starcraft Marine Co. and ICON Faithful LLC dated June 16, 2006.

      4.68 Addendum No. 1 to charter party by and between Gramos Shipping Company Limited and Starcraft Marine Co. in relation to the M.V. Faithful, dated March 14, 2006 dated June 16, 2006.

      4.69 Quadripartite Agreement by and among the Company, Gramos Shipping Company ICON Faithful LLC and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Faithful.

      4.70 Guarantee given by the Company to ICON Faithful LLC dated June 13, 2006 in connection with the charter party relating to the M/T Faithful.

      8.1      List of subsidiaries of the Company.

      12.1 Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Executive Officer.

      12.2 Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Financial Officer.

      13.1 Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      13.2 Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      15.1     Consent of Independent Registered Public Accounting Firm.

      15.2     Consent of Independent Registered Public Accounting Firm.

----------

(1) Incorporated by reference from Exhibit 3.1 to the company's Registration Statement on Form F-1, filed on October 18, 2004 (File No. 333-119806).

(2)  Incorporated by reference from our 6-K filed on March 9, 2007.

(3) Incorporated by reference from Exhibit 4.1 to the Company's Annual Report on Form 20-F, filed on April 13, 2006.

(4) Incorporated by reference from Exhibit 10.1 to the Company's Registration Statement on Form F-1, filed on November 12, 2004 (File No. 333-119806).

(5) Incorporated by reference from Exhibit 4.3 to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859).

(6) Incorporated by reference from Exhibit 4.4 to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859).

(7) Incorporated by reference from Exhibit 4.5 to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859).

(8) Incorporated by reference from Exhibit 4.6 to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859).

(9) Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8A (File No. 000-50859).

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                        TOP Tankers Inc.

                                        By: /s/ Evangelos Pistiolis
                                            ------------------------------------
                                            Name:  Evangelos Pistiolis
                                            Title: Chief Executive Officer

April 20, 2006

SK 23116 0001 756596 v8