Form 20-F/A
period 2006-12-31
TOP TANKERS INC.
filed 2007-04-26
CIK 1296484

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

                                 Yes |_| No |X|

                                Explanatory Note

     This Amendment No. 1 to Form 20-F ("Amendment No. 1") is being filed solely for purposes of correcting the date of the signature page. The correct date of the Form 20-F is April 20, 2007.

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

April 26, 2007