Form 20-F/A
period 2006-12-31
TOP TANKERS INC.
filed 2007-06-11
CIK 1296484

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

                                 Yes |_| No |X|

                                Explanatory Note


This Amendment No. 2 to Form 20-F of Top Tankers Inc. (the "Company") ("Amendment No. 2") is being filed solely for the purpose of revising exhibit
15.1 to the Form 20-F to include the registered public accounting firm's consent to the incorporation by reference into the Company's registration statement on Form F-3 (No. 333-127086) of the registered public accounting firm's report with respect to the Company's financial statements for the years ended December 31, 2005 and 2004, as included in the Company's Form 20-F.

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

June 11, 2007