Form 20-F
period 2007-12-31
TOP SHIPS INC.
filed 2008-05-21
CIK 1296484

w UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A
For the transition period from: N/A to N/A
Commission file number 000-50859

TOP SHIPS INC.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece
(Address of principal executive offices)

Stamatis N. Tsantanis, (Tel) +30 210 8128199, snt@topships.org, (Fax) +30 210 6141273,
1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece

Securities registered or to be registered pursuant to section 12(b) of the Act.

Common Stock par value $0.01 per share	NASDAQ Global Select Market
Preferred Stock Purchase Rights	NASDAQ Global Select Market
______________________________________________________________________________

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

20,508,575 shares of Common Stock, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes |    |       No | X |

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes |    |        No| X |

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

Yes	X	No

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   |    |           Accelerated filer | X |          Non-accelerated filer |   |

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18	X

Indicate by check mark on which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP | X |	International Financial Reportings Standards as issued by the International Accounting Standards Board | |	Other | |

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17   |    |        Item 18    | X |

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes |     |                      No | X |

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as ‘‘forward-looking statements’’. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	statements about crude oil, refined petroleum products, dry commodities, tanker and drybulk shipping market trends, including charter rates, vessel values and factors affecting supply and demand;

•	our ability to obtain additional debt and equity financing;

•	expectations regarding the availability of vessel acquisitions; and

•	anticipated developments with respect to pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP SHIPS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP SHIPS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this report.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for crude oil, refined petroleum products and dry commodities, the effect of changes in OPEC’s petroleum production levels, worldwide crude oil consumption and storage, port delays, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled dry-docking, changes in TOP SHIPS INC.’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers and drybulk vessels or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

When used in this document, the words ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘project,’’ ‘‘forecast,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘may,’’ ‘‘should,’’ and ‘‘expect’’ reflect forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Unless the context otherwise requires, as used in this report, the terms ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to TOP SHIPS INC. and all of its subsidiaries, and ‘‘TOP SHIPS INC.’’ refers only to TOP SHIPS INC. and not to its subsidiaries.  We use the term deadweight, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

A.           Selected Financial Data

The following table sets forth the selected historical consolidated financial data and other operating data of TOP SHIPS INC. and its predecessors as of December 31, 2003, 2004, 2005, 2006 and 2007 and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. The following information should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data of TOP SHIPS INC. and its predecessors in the table are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), adjusted for the change in accounting principle, discussed below, and have been audited for the years ended December 31, 2003, 2004 and 2005 by Ernst & Young (Hellas) Certified Auditors Accountants S.A (“Ernst & Young”) and for the years ended December 31, 2006 and 2007 by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., both independent registered public accounting firms.

	Year Ended December 31,

Dollars in thousands, except per share data and average daily results	2003 (as adjusted) (1)	2004 (as adjusted) (1)	2005 (as adjusted) (1)	2006 (as adjusted) (1)	2007
INCOME STATEMENT DATA
Revenues	$23,085	$93,829	$244,215	$310,043	$252,259
Voyage expenses	5,937	16,898	36,889	55,351	59,414
Charter hire expense	-	-	7,206	96,302	94,118
Amortization of deferred gain on sale and leaseback of vessels	-	-	(837)	(8,110)	(15,610)
Other vessel operating expenses	8,420	16,859	47,315	66,082	67,914
Dry-docking costs(1)	2,414	7,365	10,478	39,333	25,094
General and administrative expenses(2)	1,815	8,579	23,818	23,016	24,824
Foreign currency (gains) losses, net	105	75	(68)	255	176
Gain on sale of vessels(3)	-	(1,889)	(10,831)	(12,667)	(1,961)
Depreciation	3,604	13,108	47,055	35,266	27,408

Total operating expenses(1), (3)	22,295	60,995	161,025	294,828	281,377
Operating income (loss) (1), (3)	790	32,834	83,190	15,215	(29,118)
Interest and finance costs	(1,336)	(5,201)	(21,675)	(26,442)	(18,318)
Fair value change of financial instruments	-	-	1,498	(2,733)	(4,904)
Interest income	1	481	1,774	3,022	3,248
Other income (expense), net	364	80	134	(67)	16

Net income (loss) (1), (3)	$(181)	$28,194	$64,921	$(11,005)	$(49,076)

Earnings (loss) per share, basic and diluted(4),(5)	$(0.09)	$6.54	$6.97	$(1.16)	$(4.09)
Weighted average common shares outstanding, basic(4),(5)	2,000,000	4,307,483	9,308,923	10,183,424	11,986,857
Weighted average common shares outstanding, diluted(4),(5)	2,000,000	4,307,483	9,310,670	10,183,424	11,986,857

Dividends declared per share(4),(5)	$0.30	$1.80	$2.64	$23.13	-

Dollars in thousands, except per share data and average daily results	2003 (as adjusted) (1)	2004 (as adjusted) (1)	2005 (as adjusted) (1)	2006 (as adjusted) (1)	2007
BALANCE SHEET DATA, at end of period
Current assets	$4,862	$141,051	$67,574	$72,799	$102,161
Total assets(1)	53,555	533,138	970,386	490,885	776,019
Current liabilities, including current portion of long-term debt(1)	9,008	42,811	76,143	45,416	153,290
Total long-term debt, including current portion	34,403	194,806	564,103	218,052	438,884
Stockholders' equity(1)	14,171	315,061	359,147	161,198	211,408

FLEET DATA
Total number of vessels at end of period	5.0	15.0	27.0	24.0	23.0
Average number of vessels(6)	4.4	9.6	21.7	26.7	22.4
Total voyage days for fleet(7)	1,517	3,215	7,436	8,634	7,032
Total time charter days for fleet	543	1,780	5,567	6,223	4,720
Total spot market days for fleet	974	1,435	1,869	2,411	2,312
Total calendar days for fleet(8)	1,609	3,517	7,905	9,747	8,176
Fleet utilization(9)	94.3%	91.4%	94.1%	88.6%	86.0%

AVERAGE DAILY RESULTS
Time charter equivalent(10)	$11,304	$23,929	$27,881	$29,499	$27,424
Other vessel operating expenses(11)	5,233	4,794	5,985	6,780	8,307
General and administrative expenses(12)	1,128	2,439	3,013	2,361	3,036

(1)
 The Company has historically accounted for dry-docking costs that qualified as “Planned Major Maintenance Activities” (“PMMA”) using the deferral method. Beginning with the fourth quarter of 2007, the Company changed its accounting policy for PMMA from the deferral method, under which the Company amortized dry-docking costs over the estimated period of benefit between dry-dockings, to the direct expense method, under which the Company expenses all dry-docking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved to determine which costs and activities related to dry-docking qualify as PMMA under the deferral method. The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. The new accounting principle is applied retrospectively to all periods presented.

(2)
General and administrative expenses include management fees charged by a related party, sub-manager fees and other general and administrative expenses. We did not pay any compensation to members of our senior management or our directors in the year ended December 31, 2003. During 2004, 2005, 2006 and 2007, we paid to the members of our senior management and to our directors aggregate compensation of approximately $4.4 million, $8.1 million, $4.2 million and $4.8 million respectively.

(3)
Due to change in accounting policy for the dry-docking costs discussed in footnote 1 above, the gain from the sale of vessels was adjusted to exclude the unamortized dry-docking costs as of the date of the sale.

(4)	All share and per share amounts have been restated to reflect the retroactive effect of the stock dividend in May 2004.

(5)
On March 20, 2008, the Company effected a 1-for-3 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively restated to reflect this stock split.

(6)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(7)
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(8)	Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(9)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(10)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by voyage days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. The following table reflects reconciliation of TCE revenues to shipping revenues as reflected in the consolidated statements of operations and calculation of the TCE rate (all amounts are expressed in thousands of U.S. dollars, except for Average Daily Time Charter Equivalent amounts and Total Voyage Days):

	2003	2004	2005	2006	2007
On a consolidated basis
Revenues	$23,085	$93,829	$244,215	$310,043	$252,259
Less:
Voyage expenses	(5,937)	(16,898)	(36,889)	(55,351)	(59,414)

Time charter equivalent revenues	$17,148	$76,931	$207,326	$254,692	$192,845

Total voyage days	1,517	3,215	7,436	8,634	7,032
Average Daily Time Charter Equivalent	$11,304	$23,929	$27,881	$29,499	$27,424

	2003	2004	2005	2006	2007
Tanker Fleet
Revenues	$23,085	$93,829	$244,215	$310,043	$248,944
Less:
Voyage expenses	(5,937)	(16,898)	(36,889)	(55,351)	(59,253)

Time charter equivalent revenues	$17,148	$76,931	$207,326	$254,692	$189,691

Total voyage days	1,517	3,215	7,436	8,634	6,991
Average Daily Time Charter Equivalent	$11,304	$23,929	$27,881	$29,499	$27,134

2007
Drybulk Fleet
Revenues	$1,902
Less:
Voyage expenses	(161)

Time charter equivalent revenues	$1,741

Total voyage days	41
Average Daily Time Charter Equivalent	$42,463

(11)
Daily other vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing other vessel operating expenses by fleet calendar days for the relevant time period.

(12)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

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

Risks Related to Our Industry

The international tanker and drybulk industries are both cyclical and volatile and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and our results of operations

The international tanker and drybulk industries in which we operate are cyclical with attendant volatility in charter hire rates and industry profitability. For both tankers and drybulk carriers, the degree of charter rate volatility among different types of vessels has varied widely. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline. Although our balanced fleet deployment strategy may limit our exposure to charter rate volatility, we are nonetheless exposed to changes in spot rates for tankers and, after the acquisition of drybulk carriers without charters, drybulk carriers.  Such changes may affect our earnings and the value of our vessels at any given time.

The factors affecting the supply and demand for our vessels are outside our control and are unpredictable. The nature, timing, direction and degree of changes in tanker and drybulk industry conditions are also unpredictable. Factors that influence demand for tanker and drybulk carriers capacity include:

•	demand for refined petroleum products and crude oil for tankers and drybulk commodities for drybulk vessels;

•	changes in crude oil production and refining capacity as well as drybulk commodity production and resulting shifts in trade flows for crude oil, petroleum product and drybulk commodities;

•
the location of regional and global crude oil refining facilities and drybulk commodities markets that affect the distance refined petroleum products and crude oil or drybulk commodities are to be moved by sea;

•	global and regional economic and political conditions;

•	the globalization of manufacturing and other developments in international trade;

•
changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported and, with regard to drybulk, the supply of and rates for alternate means of transportation;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of oceangoing vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel;

•	the lead times required to purchase new vessels;

•	vessel casualties;

•	hanges in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion;

•	the number of vessels that are out of service at a given time; and

•	changes in global crude oil and drybulk commodity production.

The international tanker and drybulk shipping industries have experienced historically high charter rates and vessel values in the recent past and there can be no assurance that these historically high charter rates and vessel values will be sustained.

Charter rates in the drybulk shipping sector in the recent past have been near historically high levels. We anticipate that future demand for our tankers and drybulk vessels, and in turn our future charter rates, will be dependent upon continued global economic growth as well as seasonal and regional changes in demand as well as changes in the capacity of the world’s fleet. We believe that the rising charter rates are the result of continued economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in charter rates could have a material adverse effect on our business, financial condition and results of operations.

Compliance with environmental laws or regulations may adversely affect our operations.

The shipping industry in general and our business and the operation of tankers and drybulk vessels in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and international, national and local regulations in force in the jurisdictions in which such tankers and drybulk vessels operate, as well as in the country or countries in which such tankers and drybulk vessels are registered. These regulations include:

•
the United States Oil Pollution Act of 1990, or OPA, which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

•
the International Convention on Civil Liability for Oil Pollution Damage of 1969 entered into by many countries (other than the United States) relating to strict liability for pollution damage caused by the discharge of oil;

•	the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships with respect to strict technical and operational requirements for tankers;

•	the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, with respect to crew and passenger safety;

•	the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

•	the United States Marine Transportation Security Act of 2002.

More stringent maritime safety rules are being imposed worldwide as a result of the oil spill off the coast of France in November 2002 relating to the loss of the M/T Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our vessel operations. In the event of war or national emergency, our tankers and drybulk vessels may be subject to requisition by the government of the flag flown by the tanker or drybulk vessel without any guarantee of compensation for lost profits. We believe our vessels are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. Our vessels’ operating certificates and licenses are renewed periodically during each vessel’s required annual survey. However, government regulation of tankers and drybulk carriers, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditures on our ships to keep them in compliance.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which will adversely affect our earnings.

The fair market value of our vessels may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the international tanker and drybulk shipping industries;

•	competition from other shipping companies;

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	price of steel;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

If we sell vessels at a time when vessel prices have fallen and before an impairment is identified, the sale may be at less than the vessel’s carrying amount in our financial statements, or if vessel prices have fallen below the carrying amount in our financial statements, we may be required to write down the carrying amount of the vessels on our financial statements, with the result that we shall incur a loss and a reduction in earnings.

An increase in the supply of vessel capacity without an increase in demand for vessel capacity would likely cause charter rates and vessel values to decline, which could have a material adverse effect on our revenues and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently there is significant new building activity with respect to virtually all sizes and classes of vessels. If the amount of tonnage delivered exceeds the number of vessels being scrapped, vessel capacity will increase. If the supply of vessel capacity increases faster than the demand for vessel capacity, the charter rates paid for our vessels as well as the value of our vessels could materially decline. Such a decline in charter rates and vessel values would likely have a material adverse effect on our revenues and profitability.

Our operating results from our tankers are subject to seasonal fluctuations, which may adversely affect our operating results and ability to pay dividends.

Seventeen of the vessels in our combined fleet are tankers, representing approximately 77% of our combined fleet and approximately 84% of our total deadweight capacity. We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our results from operations.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with the American Bureau of Shipping, Lloyd’s Register of Shipping, Det Norske Veritas and Bureau Veritas each of which is a member of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

Our earnings may be adversely affected if we do not successfully employ our vessels.

We seek to deploy our vessels on both time charters and in the spot market in a manner that will optimize our earnings. As of May 21, 2008, 11 of our tanker vessels and four of our drybulk vessels were contractually committed to time charters, one of our drybulk vessels was contractually committed to a bareboat charter. Although these time charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer’s deployment of the vessels in the spot market or otherwise, our vessels committed to time charters may not be available for spot voyages during an upturn in the tanker or drybulk industry cycle, as the case may be, when spot voyages might be more profitable. The spot market is highly competitive, and spot market charter rates may fluctuate dramatically based on the supply and demand for the major commodities carried internationally by water as well as other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our vessels profitably. As of May 21, 2008, six tanker vessels were trading in the spot market. If we cannot continue to employ these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

World events could adversely affect our results of operations and financial condition.

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

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Business

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base;

•	managing expansion; and

•	obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant additional expenses and losses in connection therewith.

As we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

We expend substantial sums during construction of newbuildings without assurance that they will be completed.

We are typically required to expend substantial sums as progress payments during construction of a newbuilding, but we do not derive any revenue from the vessel until after its delivery.

If we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2007, we had 6 newbuildings on order with deliveries scheduled in the first half of 2009. As of December 31, 2007, progress payments made towards these newbuildings, totaled $42.8 million.

To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.

The loan agreements under our secured credit facilities contain a covenant that requires the aggregate market value of the mortgaged vessels to at all times exceed 140% of the aggregate outstanding principal amount of the loan. If the market value of our fleet declines, we may be in default of this loan covenant and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. In addition, a sale of a vessel at a time when its market value has declined below its carrying value on our books would adversely affect our results.

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

To finance our fleet expansion program, we incurred secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2007, we had total indebtedness of $444.3 million (excluding unamortized deferred financing fees of $5.4 million), and a ratio of indebtedness to total capital of approximately 67%. We will need to take on additional indebtedness as we expand our fleet, which could increase our debt to equity ratio. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of, our indebtedness. Our substantial debt could also have other significant consequences. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•
require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;

•	limit our ability to raise additional financing on satisfactory terms or at all; and

•
adversely impact our ability to comply with the financial and other restrictive covenants in the indenture governing the notes and the credit agreements governing the debts of our subsidiaries, which could result in an event of default under such agreements.

Furthermore, our interest expense could increase if interest rates increase because some of the debt under the credit facilities of our subsidiaries is variable rate debt. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.

Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures or other investments;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.

If we are unable to remain in compliance with agreements governing our indebtedness or to obtain waivers of any noncompliance, we will not be able to continue as a going concern.

As of December 31, 2007, we were out of compliance with the Adjusted EBITDA to fixed charges coverage covenant in our financing agreements with three of our lenders. While they have waived this non compliance through December 31, 2008, there can be no assurance that we will be able to obtain further waivers of, or amendments to, our financing facilities if we were to breach any representation, warranty or covenant contained in such financing facilities or waiver or amendment. Any default under our secured financing facilities and failure to obtain any necessary waivers or amendments in the future could result in the acceleration of the indebtedness under these facilities and the liquidation by the lender of the related collateral. Any acceleration of indebtedness would have a material adverse affect on our liquidity and ability to continue as a going concern and any liquidation of our collateral could be at a substantial loss.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

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

We have changed our accounting policy to expense all drydocking costs as we incur them, which may result in significant and varying effects on our results of operations from period to period.

We have historically accounted for drydocking costs that qualified as ‘‘Planned Major Maintenance Activities’’ using the deferral method, under which we amortized drydocking costs over the estimated period of benefit between drydockings. Beginning with the fourth quarter of 2007 we have changed our accounting policy and now expense all drydocking costs as we incur them. The effect of this new accounting policy is and will be presented on a comparative basis for all periods covered in future quarterly and annual earnings announcements and filings. The impact of the new accounting policy is that net income for the years ended December 31, 2005 and 2006 decreased by approximately $3.8 million and $26.1 million, or $0.41 and $2.57 per share, respectively. Depending upon the future drydocking schedule for our fleet and the extent of repairs our vessels will require, expensing our drydocking costs as incurred could have significant and varying effects on our results of operations from period to period and may make it difficult to compare our operating results to those of other companies.

In the highly competitive international tanker and drybulk shipping markets, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker and drybulk vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker and drybulk shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and refined petroleum products and drybulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. In 2007, approximately 33% of our revenue was derived from 2 charterers; Glencore and PDVSA provided 23% and 10% of our revenues, respectively. The occurrence of any problems with these charterers may adversely affect our revenues.

We may be unable to attract and retain key management personnel and other employees in the international tanker and drybulk shipping industries, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our President, Chief Executive Officer and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Stamatios Tsantanis, our Executive Vice President and Director, Vangelis Ikonomou and our Vice President Demetris Souroullas. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition.

Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not intend to maintain ‘‘key man’’ life insurance on any of our officers.

Risks involved with operating oceangoing vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

The operation of an oceangoing vessel carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting, and could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable vessel operator. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Delays in deliveries of our vessels could harm our operating results.

We took delivery of six drybulk vessels between November 2007 and May 2008. The delivery of any secondhand vessels we may purchase, could be delayed, which would delay our receipt of revenues in the spot market or under period charters for the vessels. If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition.

Rising fuel prices may adversely affect our profits.

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

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility, resulting in vessel downtime. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to move to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while our vessels are forced to wait for space or to relocate to drydocking facilities that are farther away from the routes on which our vessels trade would decrease our earnings.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

While we rigorously inspect previously owned, or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year. In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of May 21, 2008, 15 of the tanker vessels in our fleet were more than 10 years of age. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal at least their carrying amount at that time.

We may not have adequate insurance to compensate us if we lose our vessels.

We procure insurance for our fleet against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, war risk insurance and insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. While we currently have loss of hire insurance that covers, subject to annual coverage limits, all of the vessels in our fleet, we may not purchase loss of hire insurance to cover newly acquired vessels. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible as well as, limitations and exclusions which may nevertheless increase our costs or lower our revenue.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could negatively impact our revenues should we not receive adequate compensation.

Certain existing stockholders, who hold approximately 32.1% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

Sovereign Holdings Inc., or Sovereign Holdings, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and Kingdom Holdings Inc., or Kingdom Holdings, a company owned primarily by adult relatives of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, own, directly or indirectly, approximately 6.9% of the outstanding shares of our common stock. In addition, Sphinx Investment Corp. and QVT Financial LP, entities owned and controlled by unaffiliated third parties, own 14.8% and 10.4% of our common stock, respectively. Together, these existing shareholders own 32.1% of our common stock. While these shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, due to the number of shares of our common stock they own, they have the power to exert considerable influence over our actions.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we have taken this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our United States source shipping income. The imposition of this taxation could have a negative effect on our business.

United States tax authorities could treat us as a ‘‘passive foreign investment company,’’ which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a ‘‘passive foreign investment company,’’ or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ‘‘passive income’’ or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of ‘‘passive income.’’ For purposes of these tests, ‘‘passive income’’ includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ‘‘passive income.’’ United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current assets and activities, we do not believe that we will be a PFIC with respect to our current taxable year or any subsequent taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under ‘‘Tax Considerations— United States Federal Income Taxation of United States Holders’’), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock. See ‘‘Tax Considerations— United States Federal Income Taxation of United States Holders’’ for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars but incur approximately 10% of our expenses in currencies other than U.S. dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Should the Euro appreciate relatively to the U.S. dollar, then our expenses will increase in U.S dollar terms, thereby decreasing our net income. Specifically, in the 12 months ended December 31, 2007, the value of the U.S. dollar decreased by 12.0% as compared to the Euro. We have not hedged these risks. Our operating results could suffer as a result.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

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

ITEM 4.   INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our predecessor, Ocean Holdings Inc. was formed as a corporation in January 2000, under the laws of Marshall Islands and renamed to TOP TANKERS INC. in May 2004. In December 2007, TOP TANKERS INC. was renamed to TOP SHIPS INC. and our common stock is currently listed on the Nasdaq Global Select Market, under the symbol “TOPS”. The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is + 30 210 8128000.

On July 23, 2004, we completed our initial public offering. The net proceeds of our initial public offering, approximately $124.6 million, were primarily used to finance the acquisition of 10 vessels, comprised of 8 ice-class double-hull Handymax tankers and 2 double-hull Suezmax tankers. The total cost of the acquisition was approximately $251.3 million.

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

From April till July 2006, we issued through a “controlled equity offering” 1,302,454 shares of common stock at par value of $0.01. The net proceeds totaled $26.9 million.

During 2006, we sold and leased-back on a fixed charter basis 4 double-hull Handymax, 4 double-hull Suezmax and 5 double-hull Suezmax tankers for a period of 5 years, 5 years and 7 years, respectively. Additionally, we sold 3 double-hull Handymax tankers and we entered into an agreement with SPP Shipbuilding Co, Ltd of the Republic of Korea for the construction of 6 Product / Chemical tankers.

In May 2007, we re-acquired 4 Suezmax tankers that we sold in 2006 in an earlier sale and leaseback transaction and terminated the respective bareboat charters. The re-acquisition price was $208.0 million and was partially financed by the early redemption of the seller’s credit of $20.6 million, associated with the 2006 sales and leaseback transactions, along with secured debt financing and cash from operations.

From June till July 2007, we issued through a “controlled equity offering” 1,435,874 shares of common stock at par value of $0.01. The net proceeds totaled $29.4 million.

During July and August 2007, we agreed to acquire 1 Supramax, 1 Handymax and 4 Panamax drybulk vessels at a total cost of $370.1 million. The Handymax and 2 Panamax drybulk vessels were delivered to us during the fourth quarter of 2007.

In December 2007, we completed a follow-on offering of our common stock. The net proceeds of our follow-on offering, approximately $68.9 million, were used primarily to repay outstanding secured debt and to partially finance the acquisition of the six drybulk vessels.

Finally, during 2007 we sold 1 Suezmax tanker, we agreed to sell 1 Suezmax tanker, which was delivered to its new owners in January 2008 and we terminated the bareboat charters on 3 Handymax tankers that we sold in 2005 in a sale and leaseback transaction, due to the sale of the vessels by their owners to third parties.

As of December 31, 2007, our fleet size consisted of 23 vessels – 12 Suezmax tankers, 8 Handymax tankers and 3 drybulk vessels, or 2.4 million dwt (including 11 tankers sold and leased back) as compared to 24 vessels, or 2.5 million dwt (including 18 vessels sold and leased back) as of December 31, 2006.

During 2008, we acquired 1 Supramax drybulk vessel, 2 Panamax drybulk vessels, we sold 1 Suezmax tanker and 1 Panamax drybulk vessel and finally we terminated the bareboat charter of 1 Suezmax tanker that we sold in 2006 in a sale and leaseback transaction, due to the sale of the vessel by its owners to third party.

On March 20, 2008, we effected a 1-for-3 reverse stock split of our common stock. There was no change in the number of authorized common shares. As a result of the reverse stock split, the number of outstanding shares as of March 20, 2008 was decreased to 20,705,380, while the par value of our common shares remained unchanged at $0.01 per share.

In April 2008, we privately placed 7.3 million common unregistered shares for aggregate proceeds of approximately $51.0 million with various investors. The 7.3 million shares were sold for $7.00 per share, which represents a discount of 15.5 percent based on the closing share price of $8.28 on April 23, 2008.

B.           Business Overview

Business Strategy

Our business strategy is focused on building and maintaining enduring relationships with participants in the international tanker and drybulk industries, including leading charterers, oil companies, oil traders, brokers, suppliers, classification societies, insurers and others. We seek to continue to create long-term shareholder value principally by acquiring and operating high quality double-hull, refined petroleum products and crude oil tankers on an accretive basis for our shareholders.

Our tanker fleet under management consists of owned and chartered-in vessels with bare-boat employment agreements. A total of eighteen chartered-in vessels of our fleet derived from a number of sale and leaseback transactions that we completed in 2005 and 2006. The purpose of the sale and leaseback transactions was to take advantage of the high asset price environment prevailing in the market at the time and to maintain commercial and operations control of the vessels for a period of five to seven years. In 2006, the majority of the net proceeds of the transaction, after debt repayment, were distributed as a special dividend to the Company’s shareholders.

However, the vessels sold and leased back proved to have higher operating expenses due to the increased need for regular repairs and maintenance. In addition, freight market conditions deteriorated during the year ended December 31, 2007. At the inception of the lease period we had assumed a utilization rate of approximately 90% for those vessels. However, most of these vessels underwent their drydockings in 2006 and early 2007. All of these drydockings required significantly more time and expense than originally anticipated because of the unexpected, increased amount of works required and overbooking of the Chinese shipyards at which the vessels were drydocked, which caused significant delays. That decreased the utilization rate to approximately 71%. As a result of the above, the transaction proved uneconomical having a negative impact on our operating results.

While the chartered-in vessels comprised of the majority of the fleet in 2006, we have initiated a process to unwind a number of bare-boat agreements. We have successfully unwound eight bare-boat charter agreements, either by re-acquiring tankers previously sold and leased back, or initiating the sale process by the Lessors to third parties and we intend to continue our efforts to further unwind existing charter-in bare-boat agreements in the future.

Moreover, in an effort to modernize our tanker fleet, we have ordered six newbuilding product tankers in the SPP shipyard of the Republic of Korea. These tankers are expected to be delivered to us in the first half of 2009.

In addition, we recently diversified our fleet portfolio by acquiring drybulk vessels, beginning with the acquisition of 6 drybulk vessels. We intend to continue to review the market for drybulk vessels to continue our program of acquiring suitable vessels on accretive terms.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and drybulk vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our Fleet

We are a provider of international seaborne transportation services, carrying petroleum products, crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agri-food industries. As of December 31, 2007, our fleet consisted of 23 vessels (including 11 tankers sold and leased-back), comprised of 8 double-hull Handymax product tankers, 12 double-hull Suezmax tankers and 3 drybulk vessels, with a total cargo carrying capacity of approximately 2.4 million dwt. We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. 67% of our fleet by dwt were sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

During 2006, we sold and leased-back on a fixed charter basis 4 double-hull Handymax, 4 double-hull Suezmax and 5 double-hull Suezmax tankers for a period of 5 years, 5 years and 7 years, respectively. Additionally, we sold 3 double-hull Handymax tankers and we entered into an agreement with SPP Shipbuilding Co, Ltd of the Republic of Korea for the construction of 6 Product / Chemical tankers for a consideration of approximately $285.4 million, which will be funded with secured credit lines and working capital. The vessels will be delivered during the first and second quarters of 2009.

During 2007, we re-acquired 4 Suezmax tankers that we sold in 2006 in an earlier sale and leaseback transaction, we agreed to acquire 6 drybulk vessels and terminated the bareboat charters of 3 Handymax tankers that we sold in 2005 in a sale and leaseback transaction, due to the sale of vessels by their owners to third parties. In addition, we sold 1 Suezmax tanker and we agreed to sell 1 more Suezmax tanker, which was delivered to its new owners in January 2008.

During 2008, we acquired 1 Supramax drybulk vessel, 2 Panamax drybulk vessels, we sold 1 Suezmax tanker and 1 Panamax drybulk vessel and we terminated the bareboat charter of 1 Suezmax tanker that we sold in 2006 in a sale and leaseback transaction, due to the sale of the vessel by its owners to third party.

The following table presents the Company’s fleet list and employment as of the date of this report:

	Dwt	Year Built	Charter Type	Expiry		Daily Base Rate		Profit Sharing Above Base Rate (2008)	Daily Charter Hire Expense
9 Suezmax Tankers
TimelessC	154,970	1991	Spot						$25,000
FlawlessC	154,970	1991	Spot						$25,000
StoplessC	154,970	1991	Time Charter	Q3/2008		$35,000		50% thereafter	$25,000
PricelessC	154,970	1991	Spot						$25,000
EndlessE	135,915	1992	Time Charter	Q3/2008	D	$36,500		None
LimitlessE	136,055	1993	Spot
StormlessE	150,038	1993	Time Charter	Q2/2010		$36,000	F	None
Ellen PE.	146,286	1996	Time Charter	Q2/2008	A	$44,500		None
EdgelessE	147,048	1994	Spot

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2008)	Daily Charter Hire Expense
8 Handymax Tankers
SovereignB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter	$11,600
RelentlessB	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter	$11,500
VanguardC	47,084	1992	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
SpotlessC	47,094	1991	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
DoubtlessC	47,076	1991	Time Charter	Q1/2010	$15,250	50% thereafter	$13,200
FaithfulC	45,720	1992	Time Charter	Q2/2010	$14,500	100% first $500 + 50% thereafter	$13,200
DauntlessE	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis PE.	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter

Total Tanker dwt	1,708,878

5 Drybulk Vessels
CycladesE	75,681	2000	Time Charter	Q2/2011	$50,860	None
AmalfiE	45,526	2000	Time Charter	Q1/2009	$22,000	None
Voc GallantE	51,200	2002	Bareboat Charter	Q2/2009	$25,650	None
PepitoE	75,928	2001	Time Charter	Q2/2013	$38,950	None
AstraleE	75,933	2000	Time Charter	Q2/2009	$67,500	None

Total Drybulk dwt	324,268

TOTAL DWT	2,033,146

A. Charterers have option to extend contract for an additional one-year period
B. Vessels sold and leased back in August and September 2005 for a period of 7 years
C. Vessels sold and leased back in March 2006 for a period of 5 years
D. Charterers have option to extend contract for an additional four-year period
E. Owned vessels
F. Base rate will change to $35,000 in May 2008 until expiration.

Chartering of the Fleet

As of December 31, 2007, 14 of the 23 vessels (7 Handymax tankers, 4 Suezmax tankers and 3 drybulk vessels) operated under time charter contracts with an average term of over two years with all but six of the time charters including profit sharing arrangements, 7 of the 23 vessels (7 Suezmax tankers) operated under voyage charters and 2 of the 23 vessels (1 Handymax tanker and 1 Suezmax tanker) were undergoing their special survey, one of which (1 Handymax) was operating under long-term time charter.

All 8 of our Handymax tankers operated under time charter contracts expiring in 2009 and 2010.

Two of our Handymax tankers were deployed under time charter contracts expiring in Q3 of 2009 and have a base rate of $14,000 per day. Should the vessels generate revenues, on a quarterly basis, in excess of the base rate, we will receive 50% of the excess of the base rate.

Three of our Handymax tankers were deployed under time charter contracts expiring in Q1 of 2010 and have a base rate of $15,250 per day. Should the vessels generate revenues, on a quarterly basis, in excess of the base rate, we will receive 50% of the excess of the base rate.

One of our Handymax tankers was deployed under time charter contract expiring in Q2 of 2010 and has a base rate of $14,500 per day. Should the vessel generate revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $500 per day above the base rate and 50% of the excess thereafter.

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

4 of our 13 Suezmax tankers operated under time charter contracts expiring from 2008 to 2010. One of our Suezmax tankers was deployed under a time charter contract expiring in Q3 of 2008 and has a base rate of $35,000 per day. Should the vessel generate revenues, on a quarterly basis, in excess of the base rate, we will receive 50% of the excess of the base rate. The remaining 3 Suezmax tankers were deployed under time charter contracts expiring in Q2 of 2008, Q3 of 2008 and Q2 of 2010, earning a daily rate of $44,500, $36,500 and $36,000 respectively.

All 3 drybulk vessels operated under time charter contracts expiring from 2008 to 2009. One of our drybulk vessels was deployed under a time charter contract expiring in Q1 of 2009 earning a daily rate of $22,000, one was deployed under a short-term time charter contract and the third one was deployed, up to the date of its sale, under a time charter contract earning a daily rate of $29,700.

Management of the Fleet

Since July 1, 2004, TOP Tanker Management, our wholly-owned subsidiary, has been responsible for all of the chartering, operational and technical management of our fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries. TOP Tanker Management Inc. has built a management team with significant experience in operating large and diversified fleets of tankers and drybulk carriers and has expertise in all aspects of commercial, technical, management and financial areas of our business. Prior to July 1, 2004, the operations of our fleet were managed by Primal Tankers Inc., which was wholly-owned by the father of our Chief Executive Officer.

As of December 31, 2007, TOP Tanker Management has subcontracted the day to day technical management and crewing of 1 Handymax tanker and 2 Suezmax tankers to V.Ships Management Limited, a ship management company, and has subcontracted the day to day technical management and crewing of 1 Handymax tanker to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. Additionally, TOP Tanker Management has also subcontracted the crewing of 3 Handymax tankers and 9 Suezmax tankers to V. Ships Management Limited and has also subcontracted the crewing of 3 Handymax tankers, 3 drybulk vessels and 1 Suezmax tanker to Interorient Maritime Enterprises Inc. TOP Tanker Management pays a monthly fee of $11,000 per vessel for technical management and crewing of the 3 vessels and $3,220 per vessel for the crewing of 12 vessels under its agreements with V. Ships Management, a monthly fee of $7,083 per vessel for the 1 vessel under its agreement with Hanseatic Shipping Company and a monthly fee of $1,700 per vessel for the 7 vessels under its agreements with Interorient Maritime Enterprises Inc.

Crewing and Employees

As of December 31, 2006 and 2007, TOP SHIPS INC. had 3 and 4 employees, respectively, while our wholly-owned subsidiary, TOP Tanker Management, employed approximately 68 employees in 2006 and 92 employees in 2007, all of whom are shore-based. TOP Tanker Management ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

V. Ships Management, Hanseatic Shipping Company and Interorient Maritime Enterprises Inc, are responsible for the crewing of the fleet. Such responsibilities include training, transportation, compensation and insurance of the crew.

All of the employees of TOP Tanker Management are subject to a general collective bargaining agreement covering employees of shipping agents in Greece. These agreements set industry-wide minimum standards. We have not had any labor problems with our employees under this collective bargaining agreement and consider our workplace and labor union relations to be good.

Environmental Regulation

Government regulation significantly affects the ownership and operation of our vessels including international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

      A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections.  These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators.  Certain of these entities require vessel owners to obtain permits, licenses and certificates for the operation of their vessel.  Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created demand for vessels that conform to the stricter environmental standards. We maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels are in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.

International Maritime Organization (IMO)

The International Maritime Organization, or IMO (the United Nations agency for maritime safety), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the “MARPOL Convention”. The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide in part, that:

•	25 year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

(1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30 year old tankers must be of double-hull construction or mid-deck design with double sided construction; and

•	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Our vessels are also subject to regulatory requirements including the phase-out of single-hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single~~-~~hull oil tankers. At that time, these regulations required the phase-out of most single~~-~~ hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks.

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
Category 1 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982
Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements

and

Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase out date set forth in the above table.  Under regulation 13G, the flag state may allow for some newer single-hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the eariler of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulation 13G and 13H, as described below, certain Category 2 and 3 tankers fitted with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

In October 2004, the MEPC adopted a unified interpretation to regulation 13G that clarified the delivery date for converted tankers. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

•	the oil tanker conversion was completed before July 6, 1996;

•
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

•
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

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;

•	fuel oils having either a density at 15ºC higher than 900 kg/ m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s;

•	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Revised Annex I to the MARPOL Convention entered into force in January 2007.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and Regulation 13H (regulation 21 in the revised Annex).  Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010.  A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21.  On August 1, 2007, regulation 12A (an amendment to Annex I) came into effect requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600m3 and above, and which are delivered on or after August 1, 2010, including ships for which the buidling contract us entered into  on or after August 1, 2007 or, in the absence of a contract which keel is laid on or after February 1, 2008.

In September 1997, the IMO adopted Annex VI to the MAROL Convention to address air pollution from ships. Annex VI was ratified in May 2004 and became effective May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards.  The emission program proposed by the United States would reduce air pollution from ships by establishing a new teir so performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems.  On June 28, 2007, the world shipping Council announced its support for these amendments.  If these amendments are implemented, we may incur costs to comply with the proposed standards.

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code, for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. As required by the ISM Code,  we renew these documents of compliance and safety management certificates annually.

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

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the CLC, as amended in 2000. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.75 million plus $944.7 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $134.4 million. As the  convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 23, 2007. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.  We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

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

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation).  Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16 million per double hull tanker that is over 3,000 gross tons.  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

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

On February 5, 2008, the U.S. Coast Guard proposed a new rule that will require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above.  Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA or CERCLA.

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

Under OPA, with certain limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period, from 1995 to 2015, based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

•	discharging at the Louisiana Offshore Oil Port, also known as the LOOP; or

•	unloading with the aid of another vessel, a process referred to in the industry as lightering, within authorized lightering zones more than 60 miles off-shore.

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges.  The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.  The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements.  However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.  The EPA filed a notice of appeal of this decision and, if the EPA’s appeals are unsuccessful and the exemption is repealed, our vessels may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at a substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. On June 21, 2007, the EPA provided notice of its intention to develop a permit program for discharge of ballast water incidental to the normal operations of vessels and solicited comments.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. In December 1999 and January 2003, the EPA issued final rules regarding emissions standards for marine diesel engines. The final rules apply emissions standards to new engines beginning with the 2004 model year. In the preambles to the final rules, the EPA noted that it may revisit the application of emissions standards for marine diesel engines. These final rules are applicable to marine diesel engines on vessels flagged or registered in the United States. While we do not believe that these current standards are applicable to our vessels, adoption of future standards could require modifications to some existing marine diesel engines, and the extent to which our vessels could be affected cannot be determined at this time. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required of us.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

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
Category 1 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
2003 for ships delivered in 1980 or earlier 2004 for ships delivered in 1981 2005 for ships delivered in 1982 or later
Category 2 – oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements

and

Category 3 – oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

2003 for ships delivered in 1975 or earlier
2004 for ships delivered in 1976
2005 for ships delivered in 1977
2006 for ships delivered in 1978 and 1979
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

The European Union, following the lead of certain European Union nations such as Italy and Spain, as of October 2003, has also banned all single~~-~~ hull tankers of 600 dwt and above carrying HGO, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single~~-~~ hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our vessels and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

    Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere. According to the IMO’s study of greenhouse gas emissions from the global shipping fleet, greenhouse emissions from ships are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented. Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, the United States Coast Guard in July 2003, issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the recently created International Ship and Port FacilitiesSecurity Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must obtain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel’s history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Every seagoing vessel must be ‘‘classed’’ by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ‘‘recommendation’’ which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as ‘‘in class’’ by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being ‘‘in class’’ by the American Bureau of Shipping, Lloyd’s Register of Shipping or Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, general average, particular average, salvage, salvage charges, sue and labor, damage received in collision or contact with fixed or floating objects for all of the vessels in our fleet. The vessels in our fleet are each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident, for the 8 Handymax tankers and 3 drybulk vessels and $200,000 per vessel per incident, for the 12 Suezmax tankers. We also have arranged increased value coverage for some vessels. Under this increased value coverage, in the event of total loss of a vessel, we will recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Loss of Hire Insurance

We have obtained Loss of Hire Insurance to cover the loss of hire of each vessel for 90 days in excess of 30 days in case of an incident that is coverable by Hull and Machinery policy.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ‘‘clubs.’’ Subject to the ‘‘capping’’ discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax and Handymax class sizes and also with owners of drybulk vessels. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. Both the drybulk and tanker sectors are typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials, in the case of drybulk vessels, and increased consumption of oil and petroleum, in the case of tankers, in the northern hemisphere during the winter months. Our drybulk vessels may carry coal and our Handymax tankers carry, in part, refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and heating oil. As a result, our revenues from our vessels may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31.

Legal Proceedings Against Us

In December 2006, the Company and certain of its executive officers and directors were named as defendants in various class action securities complaints brought in the United States District Court, Southern District of New York (the “Court”), alleging violations of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder, which have since been consolidated under the caption “In Re: Top Tankers, Inc. Securities Litigation,” case no. 06-cv-13761.  (“Putative Class Action Suits”). On or about January 11, 2007, the Company was also named as a nominal defendant in a derivative suit (the “Derivative Suit”) in an action captioned Schwartz v. Jackson, et al., 07-cv- 00246 (JSR). On or about June 19, 2007, the plaintiff in the Derivative Suit submitted a Notice of Voluntary Discontinuance Without Prejudice (the “Notice of Discontinuance”) in which the plaintiff voluntarily discontinued the Derivative Suit against all defendants without prejudice. In that Notice of Discontinuance, the plaintiff remarked that (1) no defendant has been served in the action and (2) that neither plaintiff nor her counsel received any consideration for the discontinuance.

On December 18, 2007, the Court denied the motion to dismiss brought by the Company in connection with the Putative Class Action. The Court’s decision also directed that the parties engage in limited discovery on certain specific issues, which discovery was to be completed by January 31, 2008. On January 3, 2008, the Company and the Individual Defendants filed their Answer and Affirmative Defenses to Plaintiff’s Corrected and Amended Consolidated Class Action Complaint. On or about January 18, 2008, the parties reached a settlement agreement in principle whereby the plaintiff, on behalf of members of the Class who do not opt out, would dismiss all claims against the Company with prejudice in exchange for a settlement payment of $1.2 million. After being notified of the settlement agreement in principle, the Court held a conference with the parties on February 14, 2008 during which the basic terms of the settlement were disclosed to the Court. On April 25, 2008, plaintiff filed the motion for preliminary approval of the proposed settlement with the Court. On April 28, 2008, the Court entered an order preliminarily approving the proposed settlement and directing that notice be given to all potential members of the Class of the proposed settlement. The Court has ordered a hearing on July 31, 2008 to determine whether the settlement should be approved.  The settlement will be funded by the Company’s directors and officers’ insurance carriers.

C.           Organizational Structure

TOP SHIPS INC. is the sole owner of all outstanding shares of the wholly owned subsidiaries as of December 31, 2007. TOP SHIPS INC. is the sole owner of all outstanding shares of the following subsidiaries:

(a)	TOP Tanker Management Inc.
(b)	Top Bulker Management Inc.
(c)	Top Tankers (U.K.) Limited
(d)	Helidona Shipping Company Limited
(e)	Gramos Shipping Company Inc.
(f)	Vermio Shipping Company Limited
(g)	Rupel Shipping Company Inc.
(h)	Mytikas Shipping Company Ltd.
(i)	Litochoro Shipping Company Ltd.
(j)	Falakro Shipping Company Ltd.
(k)	Pageon Shipping Company Ltd.
(l)	Vardousia Shipping Company Ltd.
(m)	Psiloritis Shipping Company Ltd.
(n)	Parnon Shipping Company Ltd.
(o)	Menalo Shipping Company Ltd.
(p)	Pintos Shipping Company Ltd.
(q)	Pylio Shipping Company Ltd.
(r)	Idi Shipping Company Ltd.
(s)	Taygetus Shipping Company Ltd.
(t)	Kalidromo Shipping Company Limited
(u)	Olympos Shipping Company Limited (Marshall Islands)
(v)	Olympos Shipping Company Limited, (British Cayman Islands)
(w)	Kisavos Shipping Company Limited
(x)	Imitos Shipping Company Limited
(y)	Parnis Shipping Company Limited
(z)	Parnasos Shipping Company Limited
(aa)	Vitsi Shipping Company Limited
(bb)	Giona Shipping Company Limited
(cc)	Lefka Shipping Company Limited
(dd)	Agrafa Shipping Company Limited
(ee)	Agion Oros Shipping Company Limited
(ff)	Nedas Shipping Company Limited
(gg)	Ilisos Shipping Company Limited
(hh)	Sperhios Shipping Company Limited
(ii)	Ardas Shipping Company Limited
(jj)	Kifisos Shipping Company Limited
(kk)	Noir Shipping S.A.
(ll)	Amalfi Shipping Company Limited
(mm)	Jeke Shipping Company Limited
(nn)	Japan I Shipping Company Limited
(oo)	Japan II Shipping Company Limited
(pp)	Japan III Shipping Company Limited

D.       Properties, Plants and Equipment

For a list of our fleet see “Business Overview – Our Fleet” above.

In January 2006, we entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee’s option for an extension of ten years. The current monthly rental is Euro 116,010 adjusted annually for inflation increase plus 1%.

 In addition, our subsidiary TOP TANKERS (U.K.) LIMITED, a representative office in London, leases office space in London, from an unrelated third party.

ITEM 4A.    Unresolved Staff Comments

None.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2007, 2006 and 2005. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

We are an international provider of seaborne transportation services, carrying petroleum products, crude oil and drybulk commodities for the steel, electric utility, construction and agri-food industries. As of December 31, 2007, our fleet consisted of 23 vessels, comprised of 8 Handymax tankers, 12 Suezmax tankers and 3 drybulk vessels, with a total cargo carrying capacity of approximately 2.4 million deadweight tons, or dwt.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions on gross charter rates and we are also responsible for the vessel's intermediate and special survey costs.

Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in vessel rates although we are also exposed to the downside risk of declining vessel rates, which may have a materially adverse impact on our financial performance. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our charter rate return criteria.

During 2007, the market conditions were not favorable, due to a weaker spot tanker market. That had an impact to our operating results as further described below. In addition, the weaker spot tanker market affected our profit sharing revenues.

A.           Operating Results

For discussion and analysis purposes only and consistent with shipping industry practice, we evaluate performance using time charter equivalent, or TCE, revenues. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis.

We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We have historically accounted for dry-docking costs that qualified as “Planned Major Maintenance Activities” (“PMMA”) using the deferral method. Beginning with the fourth quarter of 2007 we changed the accounting policy for PMMA from the deferral method, under which we amortized dry-docking costs over the estimated period of benefit between dry-dockings, to the direct expense method, under which we expense all dry-docking costs as incurred. We believe that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved to determine which costs and activities related to dry-docking qualify as PMMA under the deferral method.

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

In May 2007, we re-acquired the M/T Limitless, M/T Endless, M/T Stainless and M/T Noiseless and terminated the related bareboat charters. The total acquisition cost of $208.0 million was partially financed by the early redemption of the 10% of the gross sales price, which has been withheld by the purchaser (“seller’s credit”) of $20.6 million, associated with the 2006 sales and leaseback transactions. In addition, during 2007, we terminated the bareboat charter agreements of the M/T Restless, M/T Invincible and M/T Victorious, that we sold in 2005 in a sale and leaseback transaction, due to sale of vessels by their owners to third parties.

The bareboat charter agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the respective lease period; lease payments relating to the bareboat charters of the vessels are separately reflected in the consolidated statements of operations. According to the terms of the 2006 sale and leaseback transactions, the seller’s credit of $55.0 million, has been withheld by the purchaser and will be paid to us not later than three months after the end of bareboat charter period or upon the resale of the vessels by the purchaser, if earlier. Following the re-acquisition of the four vessels mentioned above, the amount that is currently withheld by the purchaser is $34.4 million. Consequently, we recognized this receivable from the purchaser at a discounted amount upon the sale of the vessels, classified as a non-current asset, and will accrete the balance of the receivable to the full amount, through deferred gain on sale and leaseback of vessels over the period of the bareboat charter or upon the resale of the vessels by the purchaser, if earlier. The purpose of the hold-back is to serve as security for the due and punctual performance and observance of all the terms and conditions from our behalf under the vessel charter back agreements.

The purpose of the sale and leaseback transactions that were completed in 2006 was to take advantage of the high asset price environment prevailing in the market at the time and to maintain commercial and operations control of the vessels for a period of five to seven years. The majority of the net proceeds of the transaction, after debt repayment, were distributed as a special dividend to the Company’s shareholders. The vessels sold and leased back proved to have higher operating expenses due to the increased need for regular repairs and maintenance. In addition, freight market conditions deteriorated during the year ended December 31, 2007. At the inception of the lease period we had assumed a utilization rate of approximately 90% for those vessels. However, most of these vessels underwent their drydockings in 2006 and early 2007. All of these drydockings required significantly more time and expense than originally anticipated because of the unexpected, increased amount of works required and overbooking of the Chinese shipyards at which the vessels were drydocked, which caused significant delays. That decreased the utilization rate to approximately 71%. As a result, the sale and leaseback transactions turned out to have a negative impact on our operating results.

In accordance with United States generally accepted accounting principles (or GAAP), we report revenues in our income statements and include voyage expenses among our expenses. However, in the shipping industry the economic decisions are based on vessels’ deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenues below focuses on time charter equivalent revenues and TCE rates of our two reportable segments where applicable.

During 2007, we diversified our fleet portfolio by acquiring drybulk vessels, beginning with the acquisition of 6 drybulk vessels. During the fourth quarter of 2007, we took delivery of 3 of them having on aggregate 66 calendar days and 41 voyage days. Consequently, the drybulk vessels did not have a significant impact on our financial results. We analyze below our results on a consolidated basis and also for each segment (tanker and drybulk fleet).

We manage our business and analyze and report our results of operations on the basis of two segments: the tanker fleet and the drybulk fleet. Please read Item 18 — Financial Statements: Note 4 — Segment Reporting.

Year ended December 31, 2007 compared to the year ended December 31, 2006

REVENUES--Revenues decreased by $57.7 million, or 18.6%, to $252.3 million for 2007 compared to $310.0 million in 2006. This is due to the decrease of voyage days by 18.6% to 7,032 days in 2007 from 8,634 days in 2006 as a result of the decrease in the average number of vessels by 16.1% to 22.4 during 2007 from 26.7 in 2006. Also, during 2007 the average TCE rate (for a full description and calculation of TCE see “Selected Financial Data” above) was lower by 7.0% or $27,424 from $29,499 for 2006, due to a weaker spot tanker market.

VOYAGE EXPENSES--Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions that are unique to a particular voyage. These expenses increased by $4.1 million, or 7.4%, to $59.4 million for 2007 compared to $55.3 million for 2006. This increase is due to the fact that our vessels operated 32.9% in the spot market during 2007, compared to 27.9% in the spot market during 2006 and also due to the increase of canal passes and the increase in bunker prices.

TIME CHARTER EQUIVALENT REVENUES--Time charter equivalent revenues, which are revenues minus voyage expenses, decreased by $61.8 million, or 24.3%, to $192.9 million for 2007 compared to $254.7 million for 2006. This is due to the decrease of voyage days by 18.6% to 7,032 days in 2007 from 8,634 days in 2006 as a result of the decrease in the average number of vessels by 16.1% to 22.4 during 2007 from 26.7 in 2006. Also, during 2007 the average TCE rate was lower by 7.0% or $27,424 from $29,499 for 2006, due to a weaker spot tanker market.

The following provides a further analysis of our time charter equivalent revenues for 2007 as compared to 2006:

Spot Charter Revenues:

•	Our vessels operated an aggregate of 2,312 days, or 32.9%, in the spot market during 2007, compared to 2,411 days, or 27.9%, in the spot market during 2006.

•	The average daily spot rate was $32,249 for 2007 compared to an average daily spot rate of $45,328 in 2006, due to a weaker spot tanker market.

•
Time charter equivalent revenues from our vessels’ spot trading decreased by 31.7% for 2007 to $74.6 million, compared to $109.3 million in 2006. Spot market revenues were 38.7% of time charter equivalent revenues in 2007, compared to 42.9% of time charter equivalent revenues generated in the spot market during 2006.

Time Charter Revenues:

•	Our vessels operated an aggregate of 4,720 days, or 67.1%, on time charter contracts during 2007, compared to 6,223 days, or 72.1%, on time charter contracts during the prior year.

•	The average daily time charter rate was $25,060 for 2007 compared to average daily time charter rate of $23,366 for 2006.

•
Time charter equivalent revenues from our time charter contracts decreased by 18.6% for 2007 to $118.3 million, compared to $145.4 million in 2006. Time charter revenues were 61.3%, of time charter equivalent revenues in 2007, compared to 57.1% during 2006.

•	Revenues from profit sharing, which represents the excess of the base rate, decreased by 51.1% in 2007 to $15.6 million, compared to $31.9 million in 2006.

CHARTER HIRE EXPENSE--Charter hire expense, which refers to lease payments for the vessels sold and leased back, which are treated as operating leases, decreased by $2.2 million, or 2.3%, to $94.1 million for 2007 compared to $96.3 million for 2006. This decrease is due to the repurchase of the Repurchased Vessels, which took place in May 2007 and the sale and simultaneous termination of bareboat agreements of M/T Invincible, M/T Victorious and M/T Restless by their owners to third parties on July 11, 2007, August 27, 2007 and September 17, 2007, respectively. During 2007, we paid an average daily charter hire of $35,442 for 2,656 days, while in 2006 we paid an average daily charter hire of $61,300 for 1,571 days.

AMORTIZATION OF DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS--Amortization of deferred gain on sale and leaseback of vessels increased by $7.5 million, or 92.6%, to $15.6 million for 2007 compared to $8.1 million for 2006. This increase is due to the sale of the vessels M/T Invincible, M/T Victorious and M/T Restless by their owners in the third quarter of 2007, which resulted in the termination of the bareboat charters with us and the recognition of their unamortized deferred gain of $8.0 million.

OTHER VESSEL OPERATING EXPENSES--Other vessel operating expenses, which include crew costs, insurance, repairs and maintenance, spares, consumable stores and taxes increased by $1.8 million, or 2.7%, to $67.9 million for 2007 compared to $66.1 million for 2006. Despite the decrease in the average number of vessels by 16.1% to 22.4 during 2007 from 26.7 in 2006, other vessel operating expenses increased due to costs associated with damages incurred to two of our tankers, of approximately $2.5 million incurred during 2007.

DRY-DOCKING COSTS--Dry-docking costs decreased by $14.2 million, or 36.1%, to $25.1 million for 2007 compared to $39.3 million for 2006. The decrease is due to the fact that seven vessels (three Suezmax tankers and four Handymax tankers) underwent their dry-docking during 2007, compared to ten vessels (five Suezmax tankers and five Handymax tankers) that underwent their dry-docking during 2006.

DEPRECIATION--Depreciation decreased by $7.9 million, or 22.4%, to $27.4 million for 2007 compared to $35.3 million for 2006. The decrease is a result of the 3 sale and leaseback transactions for a total of 13 tankers which were concluded in mid March (8 tankers) and April (5 tankers) 2006, the sale of three tankers in the fourth quarter of 2006 and one tanker in April 2007 and partially set off by repurchase of the Repurchased Vessels in May 2007 and the acquisition of three drybulk vessels during the fourth quarter of 2007.

SUB-MANAGER FEES--Sub-Manager fees which relate to the fees paid to V.Ships Management Limited, Hanseatic Shipping Company Ltd. and Interorient Maritime Enterprises Inc., decreased by $0.9 million, or 33.3%, to $1.8 million for 2007 compared to $2.7 million for the prior year. This decrease is due to the transfer of technical management of 19 vessels to Top Tanker Management Inc, while crewing remained with sub-managers.

OTHER GENERAL AND ADMINISTRATIVE EXPENSES--Other general and administrative expenses, which include all of our onshore expenses, increased by $1.8 million, or 7.8%, to $24.8 million for 2007 compared to $23.0 million for 2006. This increase is mainly related to the increase in onshore expenses because of the Euro/U.S. Dollar exchange rate. Specifically, in 2007 the average exchange rate Euro/U.S. Dollar increased by 9.6% to 1/1.37 compared to 1/1.25 in 2006.

GAIN ON SALE OF VESSELS--We incurred a gain of $2.0 million from the sale of M/T Errorless on April 30, 2007, whereas in 2006 we recognized a gain $12.7 million from the sale of M/T Taintless, M/T Soundless and M/T Topless.

OPERATING INCOME / (LOSS)--Operating income decreased by $44.3 million, or 291.4%, to an operating loss of ($29.1) million for 2007 compared to an operating income of $15.2 million for 2006 as a result of the reasons stated above.

FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $0.2 million foreign currency loss in 2007 compared to a loss of $0.3 million for 2006.

INTEREST AND FINANCE COSTS--Interest and finance costs decreased by $8.1 million, or 30.7%, to $18.3 million for 2007 compared to $26.4 million for 2006. This decrease is mainly due to the early repayment of $322.2 million in secured debt associated with thirteen vessels sold and leased back in March and April 2006, three vessels sold in the fourth quarter of 2006 and one vessel sold during April 2007. The effect of debt repayments on the interest and finance costs was partially set off by the drawdown of $20.0 million during the fourth quarter of 2006 and $316.8 million during 2007 ($157.5 million during the six months period ended June 30, 2007 and $159.3 million during the fourth quarter of 2007). It should be noted that during 2006 interest and finance costs included $3.8 million related to the write off of financing fees related to the thirteen vessels sold and leased back and the cancellation of the undrawn limit of the revolving credit facility, partially set off by the arrangement fees of $1.2 million paid in the fourth quarter of 2007 in relation to a bridge loan that was repaid through the proceeds of the offering completed in the fourth quarter of 2007.

FAIR VALUE CHANGE OF FINANCIAL INSTRUMENTS--Fair value change of financial instruments increased by $2.2 million, or 81.5%, to $4.9 million for 2007 compared to $2.7 million for 2006, mainly due to the liability value of the derivative of $2.2 million.

INTEREST INCOME--Interest income increased by $0.2 million, or 6.7%, to $3.2 million for 2007 compared to $3.0 million for 2006.

NET LOSS--Net loss was ($49.1) million for 2007 compared to net loss of $11.0 million for 2006.

Tanker Fleet

The following table presents our tanker fleet operating results for the years ended December 31, 2007 and 2006:

	2006	2007
Dollars in thousands
Revenues	$310,043		$248,944
Less Voyage expenses	(55,351)		(59,253)
Time charter equivalent revenues	254,692		189,691
Charter hire expense	96,302		94,118
Amortization of deferred gain on sale and leaseback of vessels	(8,110)		(15,610)
Other vessel operating expenses	66,082		67,225
Dry-docking costs	39,333		25,094
Depreciation	35,266		26,560
Sub-Manager fees	2,755		1,821
Other general and administrative expenses	20,261		22,729
Gain on sale of vessels	(12,667)		(1,961)

Operating income (loss)	$15,470	$	(30,285)

Dollars in thousands, except average daily results
Revenues	$310,043		$248,944
Less Voyage expenses	(55,351)		(59,253)
Time charter equivalent revenues	254,692		189,691
Total voyage days for fleet	8,634		6,991
Average Daily Time Charter Equivalent (TCE)	$29,499		$27,134

REVENUES--Revenues decreased by $61.1 million, or 19.7%, to $248.9 million for 2007 compared to $310.0 million in 2006. This is due to the decrease of voyage days by 19.0% to 6,991 days in 2007 from 8,634 days in 2006 as a result of the decrease in the average number of tankers by 16.8% to 22.2 during 2007 from 26.7 in 2006. Also, during 2007 the average TCE rate (for a calculation of TCE see table above) was lower by 8.0% or $27,134 from $29,499 for 2006, due to a weaker spot tanker market.

VOYAGE EXPENSES--Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions that are unique to a particular voyage. These expenses increased by $3.9 million, or 7.0%, to $59.2 million for 2007 compared to $55.3 million for 2006. This increase is due to the fact that our tankers operated 33.1% in the spot market during 2007, compared to 27.9% in the spot market during 2006 and also due to the increase of canal passes and the increase in bunker prices.

TIME CHARTER EQUIVALENT REVENUES--Time charter equivalent revenues, which are revenues minus voyage expenses, decreased by $65.0 million, or 25.5%, to $189.7 million for 2007 compared to $254.7 million for 2006. This is due to the decrease of voyage days by 19.0% to 6,991 days in 2007 from 8,634 days in 2006 as a result of the decrease in the average number of tankers by 16.8% to 22.2 during 2007 from 26.7 in 2006. Also, during 2007 the average TCE rate was lower by 8.0% or $27,134 from $29,499 for 2006.

The following provides a further analysis of our time charter equivalent revenues for 2007 as compared to 2006:

Spot Charter Revenues:

•	Our tankers operated an aggregate of 2,312 days, or 33.1%, in the spot market during 2007, compared to 2,411 days, or 27.9%, in the spot market during 2006.

•	The average daily spot rate was $32,249 for 2007 compared to an average daily spot rate of $45,328 in 2006, due to a weaker spot tanker market.

•
Time charter equivalent revenues from our tankers’ spot trading decreased by 31.7% for 2007 to $74.6 million, compared to $109.3 million in 2006. Spot market revenues were 39.3% of time charter equivalent revenues in 2007, compared to 42.9% of time charter equivalent revenues generated in the spot market during 2006.

Time Charter Revenues:

•	Our tankers operated an aggregate of 4,679 days, or 66.9%, on time charter contracts during 2007, compared to 6,223 days, or 72.1%, on time charter contracts during the prior year.

•	The average daily time charter rate was $24,606 for 2007 compared to average daily time charter rate of $23,366 for 2006.

•
Time charter equivalent revenues from our time charter contracts decreased by 20.8% for 2007 to $115.1 million, compared to $145.4 million in 2006. Time charter revenues were 60.7%, of time charter equivalent revenues in 2007, compared to 57.1% during 2006.

•	Revenues from profit sharing, which represents the excess of the base rate, decreased by 51.1% in 2007 to $15.6 million, compared to $31.9 million in 2006.

CHARTER HIRE EXPENSE--Charter hire expense, which refers to lease payments for the vessels sold and leased back, which are treated as operating leases, decreased by $2.2 million, or 2.3%, to $94.1 million for 2007 compared to $96.3 million for 2006. This decrease is due to the repurchase of the Repurchased Vessels, which took place in May 2007 and the sale and simultaneous termination of bareboat agreements of M/T Invincible, M/T Victorious and M/T Restless by their owners to third parties on July 11, 2007, August 27, 2007 and September 17, 2007, respectively. During 2007, we paid an average daily charter hire of $35,442 for 2,656 days, while in 2006 we paid an average daily charter hire of $61,300 for 1,571 days.

AMORTIZATION OF DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS--Amortization of deferred gain on sale and leaseback of vessels increased by $7.5 million, or 92.6%, to $15.6 million for 2007 compared to $8.1 million for 2006. This increase is due to the sale of the vessels M/T Invincible, M/T Victorious and M/T Restless by their owners in the third quarter of 2007, which resulted in the termination of the bareboat charters with us and the recognition of their unamortized deferred gain of $8.0 million.

OTHER VESSEL OPERATING EXPENSES--Other vessel operating expenses, which include crew costs, insurance, repairs and maintenance, spares, consumable stores and taxes increased by $1.1 million, or 1.7%, to $67.2 million for 2007 compared to $66.1 million for 2006. Despite the decrease in the average number of tankers by 16.8% to 22.2 during 2007 from 26.7 in 2006, other vessel operating expenses increased due to costs associated with damages incurred to two of our tankers, of approximately $2.5 million incurred during 2007.

DRY-DOCKING COSTS--Dry-docking costs decreased by $14.2 million, or 36.1%, to $25.1 million for 2007 compared to $39.3 million for 2006. The decrease is due to the fact that seven vessels (three Suezmax tankers and four Handymax tankers) underwent their dry-docking during 2007, compared to ten vessels (five Suezmax tankers and five Handymax tankers) that underwent their dry-docking during 2006.

DEPRECIATION--Depreciation decreased by $8.7 million, or 24.6%, to $26.6 million for 2007 compared to $35.3 million for 2006. The decrease is a result of the 3 sale and leaseback transactions for a total of 13 tankers which were concluded in mid March (8 tankers) and April (5 tankers) 2006, the sale of three tankers in the fourth quarter of 2006 and one tanker in April 2007 and partially set off by repurchase of the Repurchased Vessels in May 2007.

SUB-MANAGER FEES--Sub-Manager fees which relate to the fees paid to V.Ships Management Limited, Hanseatic Shipping Company Ltd. and Interorient Maritime Enterprises Inc., decreased by $0.9 million, or 33.3%, to $1.8 million for 2007 compared to $2.7 million for the prior year. This decrease is due to the transfer of technical management of 16 tankers to Top Tanker Management Inc, while crewing remained with sub-managers.

OTHER GENERAL AND ADMINISTRATIVE EXPENSES--Other general and administrative expenses, which include all of our onshore expenses, increased by $2.4 million, or 11.8%, to $22.7 million for 2007 compared to $20.3 million for 2006. This increase is mainly related to the increase in onshore expenses because of the Euro/U.S. Dollar exchange rate. Specifically, in 2007 the average exchange rate Euro/U.S. Dollar increased by 9.6% to 1/1.37 compared to 1/1.25 in 2006.

GAIN ON SALE OF VESSELS--We incurred a gain of $2.0 million from the sale of M/T Errorless on April 30, 2007, whereas in 2006 we recognized a gain $12.7 million from the sale of M/T Taintless, M/T Soundless and M/T Topless.

OPERATING INCOME / (LOSS)--Operating income decreased by $45.8 million, or 295.5%, to an operating loss of ($30.3) million for 2007 compared to an operating income of $15.5 million for 2006 as a result of the reasons stated above.

Drybulk Fleet

The following table presents our drybulk fleet operating results for the year ended December 31, 2007. During the fourth quarter of 2007 we acquired the M/V Bertram, M/V Cyclades and M/V Amalfi:

	2007
Dollars in thousands
Revenues		$1,902
Less Voyage expenses		(161)
Time charter equivalent revenues		1,741
Other vessel operating expenses		689
Depreciation		848
Sub-Manager fees		7
Other general and administrative expenses		267

Operating income (loss)	$	(70)

Dollars in thousands, except average daily results
Revenues		$1,902
Less Voyage expenses		(161)
Time charter equivalent revenues		1,741
Total voyage days for fleet		41
Average Daily Time Charter Equivalent (TCE)		$42,463

Dollars in thousands, except average daily results
Revenues (including amortization of time charter fair value)		$3,315
Less Voyage expenses		(161)
Time charter equivalent revenues		3,154
Total voyage days for fleet		41
Average Daily Time Charter Equivalent (TCE) (including amortization of time charter fair value)		$76,902

In November and December 2007, we acquired the drybulk vessels M/V Bertram and M/V Amalfi respectively, with an attached time charter contract, the fair value of which is amortized to revenues over the remaining period of the time charter contracts on a straight-line basis. For the year ended December 31, 2007, the amortization of the fair value of the time charter contracts totaled $1,413, is included in consolidated Revenues having an impact in TCE of $47,100. The amortization of the fair value of the time charter contracts is not included in segment revenues, since it is not reviewed by the chief operating decision maker. In December 2007, we acquired the M/V Cyclades. All three vessels were operating under time charter contracts.

Year ended December 31, 2006 compared to the year ended December 31, 2005

During 2006 and 2005, we were operating under one segment, which was the tanker fleet.

REVENUES--Revenues increased by $65.8 million, or 26.9%, to $310.0 million for 2006 compared to $244.2 million for the prior year. This increase is due to the increase of our total voyage days for fleet to 8,634 days in 2006 from 7,436 days in 2005, as a result of the increase of our average number of vessels to 26.7 in 2006 from 21.7 in 2005, and to the increase of the average daily TCE rate achieved by our fleet by $1,618, or 5.8%, to $29,499 for 2006 compared to $27,881 for the prior year.

VOYAGE EXPENSES--Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions that are unique to a particular voyage. These expenses increased $18.5 million, or 50.1%, to $55.4 million for 2006 compared to $36.9 million for the prior year. This increase is primarily due to the increase of our average number of vessels to 26.7 in 2006 from 21.7 in 2005, as well as the increase of our total spot market days for fleet to 2,411 days in 2006 from 1,869 days in 2005. Furthermore, the average market price for bunkers increased in 2006 approximately by 17.0%.

TIME CHARTER EQUIVALENT REVENUES--Time charter equivalent revenues, which are revenues minus voyage expenses, increased by $47.4 million, or 22.9%, to $254.7 million for 2006 compared to $207.3 million for the prior year. This increase is the result of the increase of our total voyage days for fleet to 8,634 days in 2006 from 7,436 days in 2005, due to the increase of our average number of vessels to 26.7 in 2006 from 21.7 in 2005.

	2005	2006
Dollars in thousands
Revenues	$244,215	$310,043
Less Voyage expenses	(36,889)	(55,351)

Time charter equivalent revenues	$207,326	$254,692

The following describes our charter revenues for 2006 as compared to the prior year:

Freight revenues:

•	Our tankers operated an aggregate of 2,411 days, or 27.9%, in the spot market during 2006, compared to 1,869 days, or 25.1%, in the spot market during the prior year.

•	The average daily spot rate was $45,328 for 2006 compared to average daily spot rate of $43,713 for the prior year.

•
Revenues from our vessels’ spot trading increased by 33.8% to $109,286,000, compared to $81,700,000 in 2005. Spot market revenues were 42.9%, of time charter equivalent revenues in 2006, compared to 39.4%, of time charter equivalent revenues generated in the spot market during the prior year.

Hire revenues:

•	Our tankers operated an aggregate of 6,223 days, or 72.1%, on time charter contracts during 2006, compared to 5,567 days, or 74.9%, on time charter contracts during the prior year.

•	The average daily time charter rate was $23,366 for 2006 compared to average daily time charter rate of $22,566 for the prior year.

•
Revenues from our time charter contracts increased by 15.7% to $145,406,000, compared to $125,626,000 in 2005. Time charter revenues were 57.1%, of time charter equivalent revenues in 2006, compared to 60.6% during the prior year.

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

DRY-DOCKING COSTS--Dry-docking costs increased by $28.8 million, or 274.3%, to $39.3 million for 2006 compared to $10.5 million for 2005. The increase is due to the fact that ten vessels (five Suezmax tankers and five Handymax tankers) underwent their dry-docking during 2006 and 9 out of 10 vessels underwent their special surveys, compared to eight vessels (three Suezmax tankers and five Handymax tankers), that underwent their dry-docking during 2005 and none of the vessels underwent  special survey.

DEPRECIATION--Depreciation decreased by $11.8 million, or 25.0%, to $35.3 million for 2006 compared to $47.1 million for the prior year. This decrease was due to the 13 sale and leaseback deals concluded during 2006. The sale and leasebacks were treated as operating leases for financial reporting purposes. As a result the vessels are not recorded as assets and therefore there is no depreciation expense.

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

GAIN ON SALE OF VESSELS--During 2006, we sold the vessels M/T Taintless, M/T Soundless and M/T Topless for a total consideration of $127.5 million, which resulted in a total book gain of $12.7 million. During 2005, we sold the vessels M/T Fearless and M/T Yapi for a total consideration of $38.3 million, which resulted in a total book gain of $10.8 million.

OPERATING INCOME--Operating income decreased by $68.0 million, or 81.7%, to $15.2 million for 2006 compared to $83.2 million for the prior year. Despite the increase of time charter equivalent revenues by $47.4 million, or 22.9%, to $254.7 million for 2006 compared to $207.3 million for the prior year, this decrease is mainly due to:

1.	The increase in other vessel operating expenses by $18.8 million, or 39.7%, to $66.1 million for 2006 compared to $47.3 million for the prior year.

2.	The increase in dry-docking costs by $28.8 million, or 274.3%, to $39.3 million for 2006 compared to $10.5 million for 2005.

3.	The 13 sale and leaseback transactions concluded in 2006, which resulted in:

•	The increase of charter hire expense by $89.1 million, or 1,237.5%, to $96.3 million for 2006 compared to $7.2 million for the prior year,

•	the decrease of the vessel depreciation expense by $11.8 million, or 25.0%, to $35.3 million for 2006 compared to $47.1 million for the prior year, and

•	the amortization of deferred gain on sale and leaseback of vessels, which increased by $7.3 million, or 912.5%, to $8.1 million for 2006 compared to $0.8 million for the prior year.

INTEREST AND FINANCE COSTS--Interest and finance costs increased by $4.7 million, or 21.7%, to $26.4 million for 2006 compared to $21.7 million for the prior year. This increase is mainly due to the write-off of the financing fees of $3.8 million associated with the prepayment of the loans due to the 13 sale and leaseback transactions concluded in 2006.

FAIR VALUE CHANGE OF FINANCIAL INSTRUMENTS--Fair value change of financial instruments decreased by $4.2 million, or 280.0%, to a liability ($2.7) million for 2006 compared to an asset $1.5 million for 2005, due to the fair market value of the interest rate swaps decreasing by $4.2 million.

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

NET LOSS--Net loss was $11.0 million for 2006 compared to net income of $64.9 million for the prior year.

B.	Liquidity and capital resources

Liquidity and capital resources

Since our formation, our sources of funds have been cash from operations, long-term borrowings and equity provided by our shareholders. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding served loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings and equity financings to implement our future growth plan.

In December 2007 and in April 2008 we raised $120.0 million of equity capital to fund our diversification in the dry bulk sector and our newbuilding program. We believe that our current cash balance after the recent equity offerings as well as operating cash flows will be sufficient to meet our liquidity needs for the next year, other than the financing of the newbuildings.  We are currently in the process of obtaining debt financing for the newbuildings.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

According to the terms of the 2006 sale and leaseback transactions, the seller’s credit of $55.0 million, has been withheld by the purchaser of the vessels and will be paid to us not later than three months after the end of bareboat charter period or upon the resale of the vessels by the purchaser, if earlier. Following the re-acquisition of the four vessels in May 2007, the amount that is currently withheld by the purchaser is $34.4 million. Consequently, we recognized this receivable from the purchaser at a discounted amount upon the sale of the vessels, classified as a non-current asset, and will accrete the balance of the receivable to the full amount, through deferred gain on sale and leaseback of vessels over the period of the bareboat charter or upon the resale of the vessels by the purchaser, if earlier. The purpose of the hold-back is to serve as security for the due and punctual performance and observance of all the terms and conditions from our behalf under the charter agreements.

As of December 31, 2007, we had total indebtedness under various senior secured credit facilities of $444.3 million with our lenders, the Royal Bank of Scotland (“RBS”), HSH Nordbank (“HSH”), DVB Bank and ALPHA BANK, maturing from 2008 through 2015. As of May 21, 2008, and after giving effect to the sale of M/T Noiseless and M/V Bertram and the related loans prepayment, the acquisition of M/V Voc Gallant, M/V Pepito and M/V Astrale, the payment of second installment for four newbuildings and the partial prepayment of the bridge facility, our total indebtedness under the senior secured credit facilities is $511.7 million with $10.0 million undrawn under the RBS revolving credit facility. We are permitted to pay dividends under the loans so long as we are not in default of a loan covenant or if such dividend payment would not result in a default of a loan covenant. In addition, one of the loan agreements with DVB, prohibit the payment of dividends from the borrowing subsidiaries to their equity holders. Furthermore, one of the loan agreements with HSH, prohibit the payment of dividends from the borrowing subsidiaries to the Company in excess of 70% of their net income.

Cash and cash equivalents decreased by $4.0 million to $26.0 million as of December 31, 2007 compared to $30.0 million as of December 31, 2006. That decrease resulted primarily from the decrease in time charter equivalent revenues due to the decrease of voyage days by 18.6% to 7,032 days in 2007 from 8,634 days in 2006 as a result of the decrease in the average number of vessels by 16.1% to 22.4 during 2007 from 26.7 in 2006. Also, during 2007 the average TCE rate was lower by 7.0% or $27,424 from $29,499 for 2006. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital deficit was $51.1 million as of December 31, 2007 compared to a working capital surplus of $27.4 million as of December 31, 2006. The current portion of long-term debt, included in our current liabilities was $107.5 million and $16.6 million as of December 31, 2007 and December 31, 2006, respectively.

In 2007 the Company entered into agreements to diversify into the drybulk sector. All drybulk vessels of the Company have been chartered in long-term employment agreements that are expected to provide a secured stream of drybulk revenues. Moreover, the long-term employment agreements for the majority of the tanker fleet, in combination with the significantly improved spot market rates are expected to increase our tanker revenues.

Therefore, we expect that our working capital generation, in combination with our existing cash balances and our recent equity offerings will be sufficient to cover our liquidity requirements.

NET CASH FROM (USED IN) OPERATING ACTIVITIES--decreased 153.6% for 2007 to ($11.3) million compared to $21.1 million for 2006. This decrease was attributed to the decrease in time charter equivalent revenues by $61.8 million, or 24.3%, to $192.9 million for 2007 compared to $254.7 million for 2006. The decrease in time charter equivalent revenues was partly set off by the decrease in dry-docking costs by $14.2 million, or 36.1%, to $25.1 million for 2007 compared to $39.3 million for 2006 and the decrease in charter hire expense by $2.2 million, or 2.3%, to $94.1 million for 2007 compared to $96.3 million for 2006.

NET CASH FROM (USED) IN INVESTING ACTIVITIES--2007 ended with net cash outflows of $318.3 million, due to the repurchase of four Suezmax tankers that were sold in 2006 in a sale-and-lease-back transaction for $187.4 million (total consideration of $208.0 million less $20.6 million seller’s credit), acquisition of three drybulk vessels for $167.6 million, advances for vessels acquisitions / under construction of $37.3 million (payment of first installment for two out of six newbuildings ordered by the Company in 2006 of $14.2 million, payment of deposit for the acquisition of three drybulk vessels of $20.2 million and capitalized interest and expenses of $2.9 million). These cash outflows were partially set off by proceeds of $52.0 million from the sale of M/T Errorless and the decrease in restricted cash by $23.5 million. For 2006, the Company had net cash inflows of $531.6 million mainly as a result of the proceeds of $474.6 million from the 13 sale and leaseback transactions and $124.6 from the sale of M/T Taintless, M/T Soundless and M/T Topless.

NET CASH FROM (USED IN) FINANCING ACTIVITIES--2007 ended with net cash inflows of $325.6 million as a result of the drawdown of $10.0 million from the existing revolving credit facility, to partially finance the installment for the two newbuildings, the drawdown of $147.5 million from a new credit facility to partially finance the repurchase of four Suezmax tankers and the drawdown of $159.4 million for the acquisition of three drybulk vessels, the repayment of a loan installment and to cover loan arrangement fees Additionally, the Company made total loan repayments of $92.5 million. During 2007 the Company issued 1,435,874 new shares that were sold at the market, under its shelf registration, for total net proceeds of $29.4 million and 8,050,000 new shares that were sold through a follow-on offering, for total net proceeds of $68.9 million. For 2006, the Company had net cash outflows of $540.1 million mainly as a result of total loan repayments of $369.5 million and the pay out of a special dividend of $217.5 million. During 2006 the Company issued 1,302,454 new shares that were sold at the market, under its shelf registration, for total net proceeds of $26.9 million.

As of December 31, 2007, we were not in compliance with one of our financial covenants, (the Adjusted EBITDA covenant, as defined by each bank) under the loans of $93.0 million, $102.9 million,

$28.1 million and $28.7 million, discussed under “Tabular Disclosure of Contractual Obligations” below, but have obtained waivers up to and including December 31, 2008, at which point we expect to be in compliance with this same financial covenant. No assurance can be given with respect to future compliance with covenants. If we are not in compliance with certain covenants under our debt or derivative agreements and acceptable waivers are not obtained, we would be in default and the banks could exercise their remedy rights including, but not limited to, accelerating the outstanding indebtedness and taking possession of the underlying collateral securing the indebtedness. In the event this was to occur, there can be no assurance that we will be able to continue as a going concern.

In addition, as of December 31, 2007, we were not in compliance with one of our financial covenants (the Adjusted EBITDA covenant as defined by the bank), under the swap agreement of $50.0 million discussed under “Tabular Disclosure of Contractual Obligations” below, but have obtained a waiver up to and including December 31, 2008. In April 2008, we mutually agreed with the bank for the termination of this swap. We are in the process of restructuring all or part of the then outstanding liability of approximately $7.5 million, which was initially scheduled to be repaid up to June 30, 2008.

As of December 31, 2007, we had $26.5 million of restricted cash, required by our sale and leaseback and other financing agreements. As of the date of this report and following amendments in the loan agreements described below, the restricted cash has been increased to $31.5 million. We exclude the restricted cash from our strategic planning and budgeting and we expect that our working capital generation, in combination with our existing cash balances and our recent equity offerings will be sufficient to cover our liquidity requirements.

C.        Research and Development, patents and licenses, etc.

     Not applicable.

D.        Trend Information

     Discussed under ITEM 5.

E.	Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements, as of December 31, 2007.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2007.

	Payments due by period
			2-3	4-5	More than
Contractual Obligations:	Total	1 year	years	years	5 years
	(in thousands of $)
(1) (i) Long term debt A	444,313	107,488	76,255	101,313	159,257
(ii) Interest B	101,444	23,019	36,288	26,036	16,101
(2) Newbuildings C	242,573	128,421	114,152	-	-
(3) Operating leases D	21,992	2,140	4,254	4,254	11,344
(4)Lease payments under sale and leasebacks E	260,555	72,022	143,998	42,330	2,205
Total	1,070,877	333,090	374,947	173,933	188,907

A. Relates to the outstanding balance as of December 31, 2007, consisted of 1(a) ($93.0 million), 1(b)(i) ($102.9 million), 1(b)(ii) ($56.8 million), 1(c)(i) ($112.6 million), 1(c)(ii) ($31.0 million) and 1(d) ($48.0 million), discussed below.

B. Interest payments are calculated using the Company’s weighted average interest rate, excluding swaps, as of December 31, 2007, of 6.12%, applied on the amortized long term debt as presented in the table above.

C. Relates to the remaining construction installments for the construction of six newbuildings
D. Relates to the minimum rentals payable for the office space
E. Relates to remaining lease payments for the eleven vessels that were sold and leasedback as of December 31, 2007

(1) Long Term Debt:

(a) RBS Revolving Credit Facility:

As of December 31, 2007 the outstanding amount under the RBS revolving credit facility was $93.0 million, payable in 10 semi-annual installments of approximately $6.0 million starting April 30, 2011, plus a balloon payment of $32.5 million payable together with the last installment, if no further amounts are drawn. As of December 31, 2007, the undrawn amount under the RBS revolving credit facility amounted to $65.0 million. As of the date of this report and after giving effect to the drawdown of $10.0 million in relation to the payment of the second installment in March 2008, of two newbuildings and the restructuring of the loan by reducing the revolver limit from $65.0 million to $30.0 million, the outstanding amount totaled $103.0 million, payable in 20 quarterly installments of approximately $4.0 million starting November 30, 2008, plus a balloon payment of $42.0 million payable together with the last installment, if further $20.0 million are drawn. As of the date of this report the undrawn amount under the RBS revolving credit facility amounted to $20.0 million.

Additional terms and conditions of the RBS credit facility are as follows:

During 2007, the interest rate on the RBS credit facility was 85 basis points over LIBOR. From March 26, 2008, the interest rate was adjusted to 125 basis points over LIBOR. The RBS credit facility is collateralized by a first priority mortgage on each of the M/T Ioannis P. and M/T Dauntless as of December 31, 2007 and by virtue of a deed of assignment in respect of each of the newbuildings contracts.

The RBS credit facility contains, among other things, financial covenants requiring us to ensure that (i) the aggregate market value of our fleet at all times exceeds 130% of the aggregate outstanding principal amount under the credit facility; (ii) to maintain minimum liquid funds (included in the restricted cash as those presented in the financial statements) with the lender of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet; (iii) to ensure that our total assets minus our debt will not at any time be less than $250.0 million and at all times exceed 35% of our total assets; (iv) to ensure that Adjusted EBITDA (as defined in the RBS credit facility) will exceed 120% of the aggregate of interest expenses and debt due during a particular period (“fixed charges”).

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

As of December 31, 2007, we were not in compliance with the Adjusted EBITDA to fixed charges coverage covenant, discussed above, but have obtained waiver up to and including December 31, 2008, at which point we expect to be in compliance with this same financial covenant. No assurance can be given with respect to future compliance with covenants. If we are not in compliance with certain covenants under our served debt or derivative agreements and acceptable waivers are not obtained, we would be in default and the bank could exercise its remedy rights including, but not limited to, accelerating the outstanding indebtedness and taking possession of the underlying collateral securing the indebtedness. In the event this was to occur, there can be no assurance that we will be able to continue as a going concern.

A commitment fee of 0.35% per annum accrues on the amount of the undrawn balance under the revolving credit facility, which is payable quarterly in arrears.

As of December 31, 2007, we had three interest rate swaps with RBS, summarized as follows:

(i)
for a notional amount of $28.6 million, with effective date of June 30, 2005 and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin, in order to hedge portion of the variable interest rate exposure.

(ii)
for a notional amount of $10.0 million, with effective date of September 30, 2006 and for a period of seven years, with an initial fixed interest rate of 4.23%, in order to hedge portion of the variable interest rate exposure.

(iii)
for a notional amount of $10.0 million, with effective date of September 30, 2006 and for a period of seven years, with an initial fixed interest rate of 4.11%, in order to hedge portion of the variable interest rate exposure.

For the swaps (ii) and (iii) we will pay an initial fixed interest rate, as designated above, and will receive a floating interest rate, which is the 3-month LIBOR, as is determined on the reset dates. For the first three quarters of 2007, the difference between the 10-year swap rate and the 2-year swap rate was greater to 0 basis points, and we paid the initial fixed rate and received the floating interest rate. For the fourth quarter of 2007, the difference between the 10-year swap rate and the 2-year swap rate was greater to 8 basis points, and we paid the initial fixed rate and received the floating interest rate. In all subsequent periods, if the difference between the 10-year swap rate and the 2-year swap rate is greater or equal to 8 basis points, then we will continue to pay the previous rate and continue to receive the respective floating rate. If the difference between the 10-year swap rate and the 2-year swap rate is less than 8 basis points, then we will pay the previous rate, plus three times the difference between 8 basis points and the difference between the 10-year swap rate and the 2-year swap rate. The interest rate that we will pay for those swaps is capped at 10.25%.

(b) HSH Credit Facilities:

(i) Loan of an initial amount of $154.0 million: In November 2005, we concluded a bank loan of $154.0 million to partially finance the acquisition cost of vessels M/T Stormless, M/T Ellen P., M/T Errorless and M/T Edgeless. As of December 31, 2007, the outstanding amount under the loan was $102.9 million, payable in 24 consecutive quarterly installments of $2.6 million, starting on March 13, 2008 plus a balloon payment of $40.3 million payable together with the final installment. During 2007, the interest rate on the credit facility was 80 basis points over LIBOR. The interest rate will be adjusted to 90 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 60% but equal or below 70% and will be adjusted to 110 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 70%. The loan was subject to a fee of 1% paid upon signing of the agreement.

The $154.0 million credit facility contains, among other things, financial covenants requiring us to ensure that (i) the aggregate market value of the mortgaged vessels is equal to at least 130% of the outstanding principal amount under the loan, (ii) our total assets minus our debt will not at any time be less than $250.0 million or 35% of our total assets, (iii) our Adjusted EBITDA (as defined in the HSH credit facility agreement) will not at any time be less than 120% of the aggregate of interest expenses and debt due at a particular period, and (iv) maintain certain minimum liquid funds (included in the restricted cash as those presented in the financial statements) of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet, including the sold and leased-back vessels. In addition, the HSH credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the mortgaged vessels are managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender.

In connection with the loan of $154.0 million discussed above, we have entered into an interest rate swap agreement with declining notional balances in order to hedge its variable interest rate exposure, with effective date January 30, 2006, for a notional amount of $37.4 million and for a period of five years, with a fixed interest rate of 4.8% plus the applicable margin.

As of December 31, 2007, we were not in compliance with the Adjusted EBITDA to fixed charge coverage covenant, discussed above, but have obtained waiver up to and including December 31, 2008, at which point we expect to be in compliance with this same financial covenant. No assurance can be given with respect to future compliance with covenants. If we are not in compliance with certain covenants under our served debt or derivative agreements and acceptable waivers are not obtained, we would be in default and the bank could exercise its remedy rights including, but not limited to, accelerating the outstanding indebtedness and taking possession of the underlying collateral securing the indebtedness. In the event this was to occur, there can be no assurance that we will be able to continue as a going concern.

In connection to the waiver of the covenant, discussed above, we have agreed with the bank on the following:

-	Applicable margin increase, from March 7, 2008, and during the waiver period to 135 basis points,
-	Full dividend restriction as long as we are not in compliance with the same covenant,
-	Amendment of minimum liquidity from $10.0 million to $30.0 million, including restricted cash,
-	Amendment of the definition of the asset cover ratio from 130% to 140%.

(ii) Loan of an initial amount of $95.0 million: At December 31, 2007, we had a secured term loan outstanding of $56.8 million, which was ultimately part of a $95.0 million secured term loan available to partially finance the acquisition cost of the M/V Bertram, M/V Amalfi and the M/V Voc Gallant).

M/V Bertram: The loan of $28.1 million was drawn down on November 9, 2007 (originally amounted to $29.6 million). In December 2007, $1.5 million was prepaid from the net proceeds of the equity offering. Following the sale of the vessel in April 2008, the then outstanding loan of $26.5 million was fully repaid.

M/V Amalfi: The loan of $28.7 million was drawn down on December 27, 2007 (originally amounted to $30.3 million). In December 2007, $1.6 million was prepaid on this loan from the net proceeds of the equity offering. As a result of the prepayment, the loan is payable in 28 consecutive quarterly installments as follows: (i) four installments of $1.0 million, starting on March 27, 2008; (ii) twenty four installments of $0.5 million; and (iii) a balloon payment of $11.9 million payable together with the last installment.

The credit facility bears interest at LIBOR plus a margin. During 2007, the interest rate on the credit facility was 100 basis points over LIBOR. The interest rate will be adjusted to 112.5 basis points over LIBOR as long as the vessels are not employed under time charter agreements acceptable to the lender of periods of at least 12 months. The credit facility was subject to a 1% arrangement fee paid in 2007.

The $95.0 million credit facility contains, among other things, financial covenants requiring us to ensure that (i) the aggregate market value of the mortgaged vessels for the first four years is equal to at least 130% and 135% thereafter of the outstanding principal amount under the loan, (ii) our total assets minus our debt will not at any time be less than $250.0 million or 35% of our total assets, (iii) our Adjusted EBITDA (as defined in the HSH credit facility agreement) will not at any time be less than 120% of the aggregate of interest expenses and debt due at a particular period, and (iv) maintain certain minimum liquid funds (included in the restricted cash as those presented in the financial statements) of not less than the greater of $25.0 million or $0.5 million per vessel in our fleet, including the sold and leased-back vessels. In addition, the HSH credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the mortgaged vessels are managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender. In addition, it prohibits the 3 borrowers, which are our subsidiaries from declaring or paying any dividends or making any distributions to their shareholders in excess of 70% of their net income.

As of December 31, 2007, we were not in compliance with the Adjusted EBITDA to fixed charges coverage covenant, discussed above, but have obtained waiver up to and including December 31, 2008, at which point we expect to be in compliance with this same financial covenant. No assurance can be given with respect to future compliance with covenants. If we are not in compliance with certain covenants under our served debt or derivative agreements and acceptable waivers are not obtained, we would be in default and the bank could exercise its remedy rights including, but not limited to, accelerating the outstanding indebtedness and taking possession of the underlying collateral securing the indebtedness. In the event this was to occur, there can be no assurance that we will be able to continue as a going concern.

In connection to the waiver of the covenant, discussed above, we have agreed with the bank on the following:

-	Applicable margin increase, from March 7, 2008, and during the waiver period to 135 basis points,
-	Full dividend restriction as long as we are not in compliance with the same covenant,
-	Amendment of minimum liquidity from $25.0 million to $30.0 million, including restricted cash,
-	Amendment of the definition of the asset cover ratio from 130% and 135% to 140% and 145%.

M/V Voc Gallant: On February 1, 2008, following the delivery of the vessel, $33.2 million, net of a prepayment of $1.9 million, was drawn (originally amounted to $35.1 million). The loan is payable in 28 consecutive quarterly installments as follows: (i) four installments of $1.6 million, starting on May 2, 2008; (ii) four installments of $0.8 million; (iii) twenty installments of $0.5 million; and (iv) a balloon payment of $13.4 million payable together with the last installment.

(c) DVB Credit Facilities:

(i) Loan of an initial amount of $147.5 million: At December 31, 2007, we had a secured term loan outstanding of $112.6 million. The loan was drawn down in May 2007, to partially finance the re-acquisition cost of vessels M/T Limitless, M/T Endless, M/T Stainless and M/T Noiseless. In December 2007, $20.0 million was prepaid from the net proceeds of the equity offering. In January 2008, $28.2 million was prepaid due to sale of the M/T Noiseless and the loan is currently payable as follows: (i) six consecutive quarterly installments of approximately $4.2 million, starting on February 29, 2008; (ii) two consecutive quarterly installments of approximately $2.8 million; (iii) six consecutive quarterly installments of approximately $3.4 million; iv) four consecutive quarterly installments of approximately $3.1 million; and (iv) a balloon payment of approximately $20.7 million payable together with the final installment.

The credit facility bears interest at LIBOR plus a margin. During 2007, the interest rate on the credit facility was 125 basis points over LIBOR. The credit facility was subject to a 1% arrangement fee paid on the initial drawdown date.

The $147.5 million credit facility contains, among other things, financial covenants requiring us to ensure that (i) the aggregate market value of the mortgaged vessels is equal to at least 125% of the outstanding principal amount under the loan, (ii) net asset value (as defined in the DVB credit facility agreement) will not at any time be less than $125.0 million, (iii) our book equity will not at any time be less than $100.0 million and (iv) maintain minimum consolidated cash balances of not less than $25.0 million, including the restricted cash. In addition, the DVB credit facility prohibits the four borrowers, which are our subsidiaries, without the lender's consent, from declaring or paying any dividends or returning any capital to their equity holders and requires that the mortgaged vessels are managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender.

(ii) Bridge Loan of an initial amount of $35.0 million: In November 2007, we concluded a secured loan (originally amounted to $35.0 million) to partially finance the acquisition cost of three drybulk vessels, the M/V Bertram, the M/V Voc Gallant and the M/V Amalfi, to cover the arrangement fees and for general corporate purposes. The loan was subject to an arrangement fee of $1.0 million which was paid on the first drawdown. On November 9, 2007, the amount of $12.9 million, which was part of the $35.0 million bank loan discussed above, was drawn to partially finance the acquisition of the M/V Bertram, delivered to us on November 12, 2007, and to cover the arrangement fees. On November 30, 2007, we borrowed $7.5 million under the loan, which was part of the $35.0 million secured loan discussed above, to partially finance the loan installment of the loan c(i) discussed above and to cover the arrangement fees of $0.2 million. In December 2007, we repaid the full $20.4 million outstanding under this loan from the net proceeds of the equity offering.

As of December 31, 2007 the loan outstanding under the bridge facility was $31.0 million, (which relates to the $35.0 million loan, discussed above, as amended) and was drawn to partially finance the acquisition cost of the drybulk vessels M/V Cyclades and M/V Amalfi. The loan was subject to an arrangement fee of $1.5 million, paid on the first drawdown. On December 21, 2007, the amount of $19.0 million was drawn to refinance part of the acquisition cost of the drybulk vessel M/V Cyclades. On December 27, 2007, the amount of $12.0 million was drawn to partially finance the acquisition cost of the drybulk vessel M/V Amalfi. The loan is payable in one installment latest by September 30, 2008. In May 2008, we prepaid $15.5 million from the proceeds of the private placement, discussed above.

The credit facility bears interest at LIBOR plus a margin. During 2007 and up to February 29, 2008, the interest rate on the credit facility was 300 basis points over LIBOR. For each calendar month commencing after February 29, 2008, additional 100 basis points per month apply.

The $35.0 million credit facility contains, among other things, financial covenants requiring us to ensure that the aggregate market value of the mortgaged vessels is equal to at least 125% of the outstanding principal amount under the loan.

(d) ALPHA Credit Facility: At December 31, 2007, we had a secured term loan outstanding of $48.0 million. The loan of $48.0 million was drawn down on December 17, 2007 to partially finance the acquisition cost of the drybulk vessel M/V Cyclades. The loan is payable in 32 consecutive quarterly installments as follows: (i) four installments of $2.7 million, starting on March 17, 2008; (ii) four installments of $2.2 million; (iii) four installments of $1.2 million; (iv) twenty installments of $0.7 million; and (v) a balloon payment of $8.0 million payable together with the last installment.

The credit facility bears interest at LIBOR plus a margin of 130 basis points. The loan was subject to an arrangement fee of 0.50% on the loan amount, half of which was paid in November 2007 and the other half was paid in January 2008.

The $48.0 million credit facility contains, among other things, financial covenants requiring us to ensure that (i) the aggregate market value of the mortgaged vessel is equal to at least 130% of the outstanding principal amount under the loan, (ii) adjusted net worth (as defined in the ALPHA credit facility agreement) will not at any time be less than $250.0 million, (iii) our book equity will not at any time be less than $100.0 million and (iv) maintain minimum consolidated cash balances of not less than $25.0 million, including the restricted cash. In addition, the ALPHA credit facility requires that the mortgaged vessel is managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessel to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender.

(e) EMPORIKI Credit Facility: In October 2007, we entered into a $50.0 million secured term loan agreement, in order to partially finance the acquisition cost of the drybulk vessel M/V Pepito. The loan is subject to a fee of $0.2 million payable on draw down, which was made on March 7, 2008 and coincided with the delivery of the vessel. The loan is payable in 14 consecutive semi-annual installments as follows: (i) four installments of $3.3 million, starting on September 8, 2008; (ii) ten installments of $2.4 million; and (iii) a balloon payment of $12.9 million payable together with the last installment.

The credit facility bears interest at LIBOR plus a margin of 110 basis points.

The $50.0 million credit facility contains, among other things, financial covenants requiring us to ensure that (i) the aggregate market value of the mortgaged vessel is equal to at least 125% of the outstanding principal amount under the loan, (ii) the leverage ratio (as defined in the EMPORIKI credit facility agreement) will not exceed 75% and (iii) the interest cover ratio (as defined in the EMPORIKI credit facility agreement) will stand at the minimum level of 2.5:1. In addition, the EMPORIKI credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the mortgaged vessel is managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessel to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender. In addition, it prohibits the borrower, which is our subsidiary, without the lender's consent, from declaring or paying any dividends or making any distributions to its shareholders.

(e) DVB Credit Facility: In April 2008, we entered into a $48.0 million secured term loan agreement in order to partially finance the acquisition cost of the drybulk vessel M/V Astrale. The loan is subject to an arrangement fee of $0.6 million payable on draw down, which will be made on the delivery of the vessel, expected late April 2008. The loan will be payable in 20 consecutive quarterly installments as follows: (i) three installments of $3.5 million, starting three months after the vessel’s delivery; (ii) one installment of $9.5 million (including a $6.0 million prepayment); (iii) four installments of $2.5 million; (iv) twelve instalments of $0.6 million; and (v) a balloon payment of $10.8 million payable together with the last installment.

The credit facility bears interest at LIBOR plus a margin of 175 basis points for the first year, reducing to 150 basis points thereafter.

The $48.0 million credit facility contains, among other things, financial covenants requiring us to ensure that the aggregate market value of the mortgaged vessel is equal to at least 140% of the outstanding principal amount under the loan for the first two years, reducing to 130% thereafter. In addition, the DVB credit facility requires that the mortgaged vessel are managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessel to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender.

Other Interest Rate Swaps / Derivative Products:

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

During the fourth quarter of 2006, the swap (i) was restructured and we will pay an initial fixed interest rate, as designated below, and will receive a floating interest rate, which is the 3-month LIBOR, as is determined on the reset dates. In the first period (fourth quarter of 2006), the difference between the 10-year swap rate and the 2-year swap rate was greater to minus 5 basis points, and we paid the initial fixed rate and received the floating interest rate. In the next three periods, the difference between the 10-year swap rate and the 2-year swap rate was greater to 0 basis points, and we continued to pay the initial fixed rate and continued to receive the respective floating rate. In October 2007, we entered into the following interest rate swap restructuring. Under this agreement, we entered into an overlay swap effectively reversing the existing swap and entered into a new swap in direct continuation. Under the terms of the new swap, we paid on December 31, 2007 a fixed interest rate of 4.45% and received a fixed interest rate of 5.25% for a notional amount of $50.0 million. The interest rate that we will pay for the remaining six-years period is subject to the difference between the 10-year swap rate and the 2-year swap rate, as well as the level of the six-months USD LIBOR. The interest rate that we will pay is capped at 9.00%.

As of December 31, 2007, we were not in compliance with the Adjusted EBITDA to fixed charge coverage covenant (as defined by the bank), under the swap (i) mentioned above, and have obtained a waiver up to and including December 31, 2008. As of March 31, 2008, the fair value of the $50.0 million swap was a liability of $7.5 million. In April 2008, we mutually agreed with the bank for the termination of this swap. We are in the process of restructuring all or part of the then outstanding liability of approximately $7.5 million, which was initially scheduled to be repaid up to September 30, 2008.

In March 2008, we entered into an interest rate swap agreement for a notional amortizing amount of $26.2 million for a five year period. Based on this agreement, we will pay a fixed rate of the three-month U.S. Dollar Libor multiplied with the factor 0.95 per annum if the three month U.S. Dollar Libor is between 1.50% and 4.84%. If the U.S. Dollar Libor is lower than 1.50% or higher 4.84%, we will pay a fixed rate of 4.60% per annum for that period.

Interest Rate Derivative Product: In November 2007, we entered into an interest rate derivative product with a financial institution. Under this agreement, we received an upfront payment of $8.5 million and will pay five annual interest payments on a notional amount of $85.0 million. The derivative is called MarQCuS (‘Macro Quantitative Currency Trading Strategies’) and is a publicly quoted index, trademarked by the financial institution. The index performance derives from the cumulative performance of a portfolio of six systematic foreign exchange trading strategies. Based on the performance of this index, we will pay annual interest payments with a minimum floor at 0.00% and a maximum cap at 7.50%.

We entered into this agreement to create upfront general corporate liquidity for the Company through an investment into a low volatility product, which transparently implements dynamic and innovative foreign exchange strategies.

As of December 31, 2007 and March 31, 2008, the fair value of the interest rate derivative product was a liability of $10.7 million and $12.7 million, respectively.

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

In January 2007, we paid the first installment of $14.2 million, in relation to the two remaining newbuildings. Part of this installment was financed through the RBS revolving credit facility and amounted $10.0 million. In March and May 2008, we paid the second installment of $28.5 million, in relation to four newbuildings. Part of this installment was financed through the RBS revolving credit facility and amounted $20.0 million.

The vessels’ construction instalments to date have been partially financed through the RBS revolving credit facility for the amount of $50.0 million, out of a total of $71.3 million advanced to the shipyard, to cover the first instalment of all six newbuildings and the second instalment of four newbuildings. The Company has agreed with RBS to borrow an additional amount of $10.0 million to partly finance the second instalment of two newbuildings.

We are currently in discussions with a number of financial institutions to refinance the existing instalments and to finance the remaining construction payments of all six newbuildings. In addition, due to the significant increase of the value of our newbuilding contracts, we expect that the new financing arrangements, together with our expected working capital generation and existing cash balances to be sufficient to cover the remaining equity portion of the construction instalments.

While we expect to obtain the necessary bank loans to finance the remaining construction payments, given the current uncertainty of the global credit markets, we may not be able to conclude

(3) Operating Leases:

In January 2006, we entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee’s option for an extension of ten years. The current monthly rental is Euro 116,010 adjusted annually for inflation increase plus 1%.

(4) Lease payments under sale and leasebacks:

In August and September 2005, we sold the M/T Restless, M/T Sovereign, M/T Relentless, M/T Invincible and M/T Victorious, and entered into bareboat charter agreements to leaseback the vessels, for a period of seven years. During 2007, we terminated the bareboat charters of the M/T Restless, M/T Invincible and M/T Victorious, due to their sale by their owners to third parties. During 2007, lease payments relating to the bareboat charters of these vessels were $16.4 million. The total minimum lease payments required to be made after December 31, 2007, related to the bareboat charters of the remaining vessels are $39.2 million.

In March 2006, we sold the M/T Faithful, M/T Spotless, M/T Vanguard, M/T Doubtless, M/T Flawless, M/T Timeless, M/T Priceless and M/T Stopless, and entered into bareboat charter agreements to leaseback the vessels, for a period of five years. During 2007, lease payments relating to the bareboat charters of these vessels were $55.0 million. The total minimum lease payments required to be made after December 31, 2007, related to the bareboat charters of these vessels are $176.3 million.

In April 2006, we sold the M/T Limitless, M/T Endless, M/T Stainless, M/T Faultless and M/T Noiseless, and entered into bareboat charter agreements to leaseback the vessels, for a period of seven years. During 2007, we re-acquired the M/T Limitless, M/T Endless, M/T Stainless and M/T Noiseless and terminated the bareboat charters. During 2007, lease payments relating to the bareboat charters of these vessels were $22.7 million. The total minimum lease payments required to be made after December 31, 2007, related to the bareboat charters of these vessels are $45.0 million.

Other contractual obligations:

TOP Tanker Management, our wholly-owned subsidiary, is responsible for the chartering, operational and technical management of our tanker fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries.

As of December 31, 2007, TOP Tanker Management has subcontracted the day to day technical management and crewing of 1 Handymax tanker and 2 Suezmax tankers to V.Ships Management Limited, a ship management company, and has subcontracted the day to day technical management and crewing of 1 Handymax tanker to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. Additionally, TOP Tanker Management has subcontracted the crewing of 3 Handymax tankers and 9 Suezmax tankers to V. Ships Management Limited and has also subcontracted the crewing of 3 Handymax tankers, 3 drybulk vessels and 1 Suezmax tanker to Interorient Maritime Enterprises Inc. TOP Tanker Management pays a monthly fee of $11,000 per vessel for technical management and crewing of the 3 vessels and $3,220 per vessel for the crewing of 12 vessels under its agreements with V. Ships Management, a monthly fee of $7,083 per vessel for the 1 vessel under its agreement with Hanseatic Shipping Company and a monthly fee of $1,700 per vessel for the 7 vessels under its agreements with Interorient Maritime Enterprises Inc. The agreements between Top Tanker Management and V.Ships Management Limited, Hanseatic Shipping Company Ltd. and Interorient Maritime Enterprises Inc, continue until written notice of termination is given by either party. In such case, they terminate after a period of two or three months from the date upon which such notice was given. Accordingly, they are not included in the table of contractual obligations presented above.

Other major capital expenditures include funding our maintenance program of regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that these vessels which are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey dry-docking and that vessels are to be dry-docked every five years, while vessels 15 years or older are to be dry-docked for an intermediate survey every 2.5 years in which case the additional intermediate survey dry-dockings take the place of in-water surveys.

During 2007, we had 394 off-hire days associated with 5 dry-dockings, 30 off-hire days associated with 1 dry-docking started in 2006 and completed in 2007 and 186 off-hire days associated with 2 dry-docking which as of the year-end were still in progress. During 2006, we had 740 off-hire days associated with 9 dry-dockings and 170 off-hire days associated with 1 dry-docking which as of the year-end was still in progress. During 2005, we had 270 off hire days associated with 8 dry-dockings. During 2004, we had 250 off hire days associated with 5 dry-dockings. During 2003 we had 83 off hire days associated with 2 dry-dockings. Each intermediate survey dry-docking is estimated to require approximately 25 days and each special survey dry-docking is estimated to require approximately 35 days. In addition to the costs described above, dry-dockings result in off hire time for a vessel, during which the vessel is unable to generate revenue. Off hire time includes the actual time the vessel is in the shipyard as well as ballast time to the shipyard from the port of last discharge. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing.

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

Depreciation. We record the value of our vessels at their cost (which includes the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition such as initial repairs, improvements and delivery expenses to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost of the vessel less its residual value which is estimated to be $160 per light-weight ton. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations become effective. We have not historically experienced change in estimate used in calculating depreciation and do not expect to experience changes in estimates in a future.

Dry-docking costs. We have historically accounted for dry-docking costs that qualified as “Planned Major Maintenance Activities” (“PMMA”) using the deferral method. Beginning with the fourth quarter of 2007 we changed our accounting policy for PMMA from the deferral method, under which we amortized dry-docking costs over the estimated period of benefit between dry-dockings, to the direct expense method, under which we expense all dry-docking costs as incurred. We believe that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved to determine which costs and activities related to dry-docking qualify as PMMA under the deferral method. We reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. The new accounting principle was applied retrospectively to all periods presented.

Impairment of long-lived assets.  We evaluate the carrying amounts (primarily for vessels) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the fair market value if the fair market value is lower than the vessel’s carrying value. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

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

Fair value of time charter acquired. When vessels are acquired with existing time charters we allocate the total cost between the vessel and the fair value of the time charter based on the relative fair values of the vessel and the time charter acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management’s estimates of the market time charter rate at the time of acquisition. The fair value of the time charter is amortized over the remaining period of the time charter to revenues.

G.           Safe Harbor

Matters discussed in this Item 5 include assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as ‘‘forward-looking statements’’. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see “Cautionary Statement Regarding Forward-Looking Statements” in this Report.

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

Name	Age	Position

Thomas F. Jackson	60	Director and Chairman of the Board
Evangelos J. Pistiolis	35	Director, President and Chief Executive Officer
Stamatios N. Tsantanis	36	Director and Chief Financial Officer
Vangelis G. Ikonomou	43	Director and Executive Vice President
Michael G. Docherty	48	Director
Christopher J. Thomas	48	Director
Roy Gibbs	58	Director
Stavros Emmanuel	65	Chief Operating Officer of TOP Tanker Management
George Goumopoulos	58	Chief Technical Officer of TOP Tanker Management
Demetris P. Souroullas	45	Vice President
Eirini Alexandropoulou	36	Secretary

Biographical information with respect to each of our directors and executives is set forth below.

Thomas F. Jackson has served as the Chairman of our Board of Directors since July 2004, and has over 28 years experience in the shipping industry. Mr. Jackson is also a Director of Paralos Finance Corporation, which he established in 2000 as a provider of financial advisory and consultancy services to select Greek shipping companies. Mr. Jackson commenced his banking career with National Westminster Bank in 1967, and moved to the Piraeus Branch, Greece in 1977. In 1986 he headed the Bank’s Operations Department in Athens, and returned to Piraeus in 1989 where he assumed the role of Corporate and Shipping Marketing Manager. In 1994 he was appointed Head of Shipping for the Bank in Greece. Mr. Jackson is an Associate of the Institute of Financial Services (formerly the Chartered Institute of Bankers), and is a past lecturer for the Institutes examinations.

Evangelos J. Pistiolis founded our Company in 2000, is our President and Chief Executive Officer and serves on our board of directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor’s degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of drybulk carriers. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

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

Michael G. Docherty serves on our board of directors since July 2004. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 25 years of international experience handling maritime insurance claims.

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

Captain Stavros Emmanuel is the Chief Operating Officer of TOP Tanker Management since July 2004. He has 33 years experience in the shipping industry and expertise in operation and chartering issues. Prior to joining TOP Tanker Management, Captain Emmanuel served as General Manager of Primal Tankers Inc., where his responsibilities included chartering and operations management. Prior to joining Primal Tankers in 2000, Captain Emmanuel worked in various management capacities for Compass United Maritime. Captain Emmanuel obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropyrgos, Greece and earned a Master Mariners degree in 1971.

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

Demetris P. Souroullas is Vice President of Top Ships Inc. and has been with our company since 2007. Prior to joining the Company, and from 2001 onwards Mr. Souroullas held the positions of Chief Executive Officer for the Fleet of Admibros Shipmanagement Co. Ltd and Technical and General Manager of LMZ Transoil Shipmanagement S.A. Prior to that Mr. Souroullas worked with the Cyprus Bureau of Shipping where he started in 1988 as a Surveyor and left in 2001 as the Head of Classification. Mr. Souroullas holds a Masters degree in Naval Architecture from the University of Newcastle upon Tyne, and a Bachelors degree in Maritime Technology from the University of Wales Institute of Science and Technology.

Eirini Alexandropoulou is our Secretary since August 2004. Mrs. Alexandropoulou’s principal occupation for the past nine years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Mrs. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Mrs. Alexandropoulou served as a legal advisor to Belize’s ship registry office in Piraeus. Mrs. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.

Committees of the Board of Directors

We have established an audit committee comprised of three members, which pursuant to a written audit committee charter, is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the Nasdaq Global Select Market. The members of the audit committee are Messrs. Docherty, Gibbs and Thomas. While the Company is exempt from the requirement to have an audit committee financial expert, both Mr. Thomas and Mr. Gibbs meet the qualifications of an audit committee financial expert.

In June 2007, we established a compensation committee and a nominating and governance committee.  Both committees are comprised of four members, all of which are independent directors.  The compensation committee carries out the Board’s responsibilities relating to compensation of the Company’s executive and non-executive officers and provides such other guidance with respect to compensation matters as the Committee deems appropriate.  The nominating and governance committee assists the Board in: (i) identifying, evaluating and making recommendations to the Board concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill Board vacancies; (ii) developing and recommending to the Board a set of corporate governance guidelines and principles applicable to the Company, and (iii) reviewing the overall corporate governance of the Company and recommending improvements to the Board from time to time.

B.           Compensation

We did not pay any compensation to members of senior management or our directors for the fiscal year ended December 31, 2003. We did not pay any benefits in 2003. During the fiscal years ended December 31, 2004, 2005, 2006 and 2007, we paid to the members of our senior management and to our directors aggregate compensation of $4.4 million, $8.1 million, $4.2 million and $4.8 million respectively. We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In April 2005 our board of directors has adopted the TOP SHIPS INC. 2005 Stock Incentive Plan, or the Plan, under which our officers, key employees and directors may be granted options to acquire common stock. A total of 2,000,000 shares, as amended, of common stock were reserved for issuance under the Plan, which is administered by our board of directors. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our board of directors. The Plan will expire 10 years from the date of its adoption.

On July 1, 2005, January 3, 2006 and July 6, 2006 (the “grant dates”) the Company granted restricted shares pursuant to the Plan, which was adopted to provide certain key persons (the “Participants”), on whose initiatives and efforts the successful conduct of the Company’s business depends, and who are responsible for the management, growth and protection of the Company’s business, with incentives to: (a) enter into and remain in the service of the Company, a Company’s subsidiary, or Company’s joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term performance of a Company subsidiary or Company joint venture. The granted shares have no exercise price and constitute a bonus in nature.

The Company’s Board of Directors administers the Plan and, on July 1, 2005, identified 45 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 83,283 new shares were granted, out of which 63,333 shares were granted to the Company’s CEO, 16,100 shares to 8 officers and independent members of the Board and the remaining 3,850 shares were granted to 36 employees. From the total of 19,950 shares granted to officers, independent members of the Board and employees, 416 shares were forfeited prior to the vesting date.

On January 3, 2006, the Company’s Board of Directors identified 29 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 41,666 new shares were granted, out of which 26,666 shares were granted to the Company’s CEO, 12,666 shares to 8 officers and independent members of the Board and the remaining 2,334 shares were granted to 20 employees. From the total of 15,000 shares granted to officers, independent members of the Board and employees, 366 shares were forfeited prior to the vesting date.

On July 6, 2006, the Company’s Board of Directors identified 60 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 106,666 new shares were granted, out of which 73,750 shares were granted to the Company’s CEO, 22,666 shares to 8 officers and independent members of the Board and the remaining 10,250 shares were granted to 51 employees. From the total of 32,916 shares granted to officers, independent members of the Board and employees, 916 shares were forfeited prior to the vesting date.

The “Restricted Stock Agreements” were signed between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the Shares, subject to the following restrictions:

i.
Grants to Company’s CEO. The Company’s CEO shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares other than to a company, which is wholly owned by the Company’s CEO. The restrictions lapse on the earlier of (i) one year from the grant date or (ii) termination of the Company’s CEO employment with the Company for any reason.

ii.
Grants to Other Participants. The Participants (officers, independent members of the Board and Company’s employees) shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares. The restrictions lapse on one year from the grant date conditioned upon the Participant’s continued employment with the Company from the date of the agreement (i.e. July 1, 2005, January 3, 2006, or July 6, 2006) until the date the restrictions lapse (the “restricted period”).

As the shares granted to the Company’s CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

On the other hand, in the event another Participant’s employment with the Company terminates for any reason before the end of the restricted period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. Dividends earned during the restricted period will not be returned to the Company, even if the unvested shares are ultimately forfeited. As these Shares granted to other Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

On July 11, 2007, the Company granted 213,333 restricted shares pursuant to the Plan. Of the 213,333 new shares granted, 113,333 shares were granted to 6 Directors and the remaining 100,000 shares were granted to 2 officers and employees.

The shares will vest proportionally over a period of 4 years in equal installments. The following provisions apply for the following categories: i) Executive Directors: In case of change of control or termination of employment contract shares will immediately vest, with the exception of voluntary resignation or termination of employment for cause, where the shares will be forfeited; ii) Non-executive Directors: In case of change of control or cease to be a director shares will immediately vest, with the exception of voluntary resignation or cease to be a director for cause, where the shares will be forfeited; iii) Officers and employees: In case of change of control or termination of employment shares will immediately vest, with the exception of voluntary resignation or termination of employment for cause, where the shares will be forfeited.

A summary of the status of the Company’s vested and non-vested shares as of December 31, 2007 and movement during the years ended December 31, 2005, 2006 and 2007, is presented below:

	Number of non-vested shares	Weighted average grant date fair value per non-vested share
As at January 1, 2005	--	--
Granted	19,950	$47.46
Forfeited	(66)	$47.46
As at December 31, 2005	19,884	$47.46
Granted	47,916	$24.78
Vested	(19,534)	$38.13
Forfeited	(1,300)	$31.92
As at December 31, 2006	46,966	$28.62
Granted	213,333	$23.97
Vested	(46,634)	$24.78
Forfeited	(332)	$18.69
As at December 31, 2007	213,333	$23.97

Number of vested shares
As at January 1, 2005	--
Granted	63,333
As at December 31, 2005	63,333
Granted	100,416
Non-vested shares granted in 2005, vested during 2006	19,534
As at December 31, 2006	183,283
Non-vested shares granted in 2006, vested during 2007	46,634
As at December 31, 2007	229,917

On January 22, 2008, the Company granted 197,560 restricted shares pursuant to the Company’s Plan. All the 197,560 new shares were granted to 2 officers and employees. The shares will vest proportionally over a period of 4 years in equal installments with the following provisions: In case of change of control or termination of employment shares will immediately vest, with the exception of voluntary resignation or termination of employment for cause, where the shares will be forfeited. The fair value of each share on the grant date was $6.69.

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

•	The Company holds annual meetings of shareholders under the BCA, similar to Nasdaq requirements.

•
In lieu of obtaining an independent review of related party transactions for conflicts of interests, the disinterested members of the Board of Directors approve related party transactions under the BCA.

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company complies with provisions of the BCA providing that the Board of Directors approves share issuances.

•	The Company’s Board does not hold regularly scheduled meetings at which only independent directors are present.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major shareholders

The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of capital stock owned by our officers and directors as of May 21, 2008. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common Stock, par value $.01 per share	Sphinx Investment Corp.*	4,133,333	14.8%
	QVT Financial LP**	2,899,568	10.4%
	Kingdom Holdings Inc.***	1,065,393	3.8%
	Evangelos Pistiolis****	854,126	3.1%
	Officers and directors other Evangelos Pistiolis	478,600	1.7%
	All officers and directors as a group	1,332,726	4.8%

*	As at April 23, 2008.
**	As at May 9, 2008.
***	A company owned primarily by adult relatives of our President, Chief Executive Officer and Director, Evangelos Pistiolis.
****	By virtue of the shares owned indirectly through Sovereign Holdings Inc., a company wholly-owned by Evangelos Pistiolis.

B.        Related party transactions

Up to June 30, 2004, the ship-owning companies had a management agreement with Primal Tankers Inc., which was wholly owned by the father of the Company’s Chief Executive Officer, under which management services were provided in exchange for a fixed monthly fee per vessel, which was renewed annually. The fees charged by Primal Tankers Inc. during 2003 and 2004 amounted to $1.7 million and $1.1 million, respectively. During 2004, Top Tanker Management Inc. acquired from Primal Tankers Inc. other fixed assets for a consideration of $0.1 million.

In July 2004, the Company entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company’s Chief Executive Officer. The agreement was for duration of six years beginning July 2004 with a lessee’s option for an extension of four years. The monthly rental was Euro 39,000 and effective January 1, 2006 was adjusted for inflation to Euro 40,365. In January 2006 the Company entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The change in office location, due to necessary refurbishments, took place in October 2006; therefore, the Company paid to Pyramis Technical Co. S.A the October rent plus four rentals as termination compensation. In April and August 2006, the Company entered into an agreement with Pyramis Technical Co. S.A. for the renovation of the new premises. The total contracted cost totaled Euro 2,499,360.

All transactions with Primal Tankers Inc. and Pyramis Techical Co. S.A. were performed at arm’s length, on normal commercial terms.

C.        Interests of experts and counsel.

Not applicable.

D.        Employees

As of December 31, 2007, we had 4 employees, while our wholly-owned subsidiary, TOP Tanker Management, employed 92 employees, all of whom are shore-based. As of December 31, 2007 we employed also 560 sea going employees, directly and indirectly through our sub-managers.

E.        Share ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” above.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information.

See Item 18.

DIVIDEND POLICY

The Company paid special dividends of $15.00 per share and $7.50 per share on March 27, 2006 and April 25, 2006, respectively. On April 6, 2006 our Board of Directors decided to discontinue the Company’s policy of paying regular quarterly dividends. The declaration and payment of any future special dividends shall remain subject to the discretion of the Board of Directors and shall be based on general market and other conditions including the Company’s earnings, financial strength and cash requirements and availability.

We are permitted to pay dividends under the loans so long as we are not in default of a loan covenant and if such dividend payment would not result in a default of a loan covenant.

Significant Changes.

Not Applicable.

ITEM 9. THE OFFER AND LISTING.

Price Range of Common Stock

The trading market for our common stock is the Nasdaq Global Select Market, on which the shares are listed under the symbol ‘‘TOPS.’’ The following table sets forth the high and low closing prices for our common stock since our initial public offering of common stock at $33.00 per share on July 23, 2004, as reported by the Nasdaq Global Select Market. The high and low closing prices for our common stock for the periods indicated were as follows:

	HIGH	LOW
For the Fiscal Year Ended December 31, 2007*	$25.20	$9.09
For the Fiscal Year Ended December 31, 2006*	$54.96	$13.83
For the Fiscal Year Ended December 31, 2005*	$66.00	$36.81
For the Fiscal Year Ended December 31, 2004 (beginning July 23, 2004)*	$72.42	$31.53

For the Quarter Ended*
March 31, 2008	$10.65	$6.06
December 31, 2007	$22.23	$9.09
September 30, 2007	$25.20	$14.88
June 30, 2007	$22.41	$13.44
March 31, 2007	$15.75	$13.35
December 31, 2006	$19.14	$13.83
September 30, 2006	$20.16	$16.35
June 30, 2006	$38.88	$18.15
March 31, 2006	$54.96	$35.40
December 31, 2005	$45.03	$36.81
September 30, 2005	$50.70	$41.25
June 30, 2005	$58.14	$42.63
March 31, 2005	$66.00	$42.75

For the Month*	HIGH	LOW
May 2008 (to May 20, 2008)	$10.37	$7.85
April 2008	$8.99	$7.50
March 2008	$9.58	$6.75
February 2008	$9.87	$7.62
January 2008	$10.65	$6.06
December 2007	$14.10	$9.09
November 2007	$18.00	$9.45
October 2007	$22.23	$17.10
September 2007	$22.02	$16.65
August 2007	$22.20	$14.88
July 2007	$25.20	$19.80

*Adjusted for the 1:3 reverse split effective March 20, 2008

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

Dissenters’ Rights of Appraisal and Payment. Under the Business Corporation Act of the Republic of the Marshall Islands, or BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions. Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relate.

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

Business Combinations

The Company’s Amended and Restated Articles of Incorporation include provision which prohibit the Company from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering.

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

C.        Material Contracts

Long Term Debt

As of December 31, 2007 we had long term debt obligations under credit facilities with RBS, HSH, DVB Bank and ALPHA BANK. For a full description of our credit facilities see “Tabular Disclosure of Contractual Obligations – Long Term Debt” above.

Newbuildings

As of December 31, 2007 we had commitments under 6 shipbuilding contracts for the construction of 6 Handymax Product / Chemical tankers scheduled for delivery during the first six months of 2009. For a full description of our newbuildings see “Tabular Disclosure of Contractual Obligations – Newbuildings” above.

Office space lease

In January 2006, we entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The agreement is for duration of twelve years beginning May 2006 with a lessee’s option for an extension of ten years. For a full description of the office space lease see “Tabular Disclosure of Contractual Obligations – Operating leases” above.

Sale and leaseback

As of December 31, 2007 we had commitments under sale and leaseback agreements for 11 out of the 23 of our vessels under management. In March and April of 2006, the subsidiaries of the Company sold and subsequently leasedback 13 vessels for a period of five to seven years. The Company guaranteed to the buyers of the vessels the payment of all sums owed by its subsidiaries under the sale and leaseback agreements and agreed to accept liability on behalf of its subsidiaries for the obligations of its subsidiaries to the buyers of its vessels. Financial undertakings of the Company are contained in the quadripartite deeds and the guarantees of these transactions. The quadripartite deeds and guarantees which are included as exhibits to this annual report contain restrictive covenants which state, among other things, that the Company agrees, as charter guarantor that it will at all times throughout the security period (as defined in the quadripartite deed) maintain a minimum amount of $20.0 million in its account with Fortis Bank commencing on the first drawdown date (as described in the quadripartite deeds) and December 15, 2006 and a minimum amount of $25.0 million in its account with Fortis Bank for the period between December 15, 2006 and the expiration of the guarantee. As guarantor, the Company is to further ensure that there are no encumbrances existing over the amounts it is to maintain in its account. Further, as guarantor the Company undertakes to maintain cash balances of at least $25.0 million, as amended in 2007, in bank accounts in its name or in the name of its subsidiaries (including the $25.0 million maintained with Fortis). The Company also undertakes to ensure that its net asset value at all time exceeds $125.0 million and that its book equity at all time exceeds $75.0 million, to endeavor that any excess cash flow from vessel operations will be paid into the Company’s account with Fortis and to provide details regarding the operating expenses and earnings of its vessels to Fortis at three month intervals.

For a full description of the sale and leaseback commitments see “Tabular Disclosure of Contractual Obligations – Lease payments under sale and leasebacks” above.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, as of August 19, 2005. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of the Company’s Series A Participating Cumulative Preferred Stock for each outstanding share of TOP Tankers common stock, par value $0.01 per share. The Right will separate from the common stock and become exercisable after (1) a person or group acquires ownership of 15% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $25 (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an “Acquiring Person”) acquires more than 15% of the company's common stock then each holder of a right (except that acquiring person) will be entitled to buy at the exercise price, a number of shares of the company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 15% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of  the company's common stock. The rights expire on the earliest of (1) August 31, 2015 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the company's common stock. The terms of the rights and the Stockholder Rights Plan may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the distribution date, the terms of the rights and the Stockholder Rights Plan may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights will not have any voting rights. The rights will have the benefit of certain customary anti-dilution protections

Sales Agreement with Deutsche Bank Securities.

We entered into a Sales Agreement with Deutsche Bank Securities Inc. on June 7, 2007, pursuant to which we agreed that from time to time we will issue and sell and agreed upon number of our shares of common stock through Deutsche Bank Securities Inc. who will act as agent and/or principal for us in the sale of these shares.

D.        Exchange controls

The Marshall Islands imposes no exchange controls on non-resident corporations.

E.        Tax Considerations

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder and a non U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the United States dollar, may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

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

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non U.S. Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Treasury Regulations interpreting Code Section 883, became effective on January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to TOP SHIPS INC. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1)	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

(2)	either

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

(B)
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test”.

The Marshall Islands, Cyprus and Liberia, the jurisdictions where our ship-owning subsidiaries are incorporated, each grant an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is and we anticipate will continue to be “primarily traded” on the Nasdaq Global Select Market.

Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common stock, our sole class of stock, is listed on the Nasdaq Global Select Market, we will satisfy the listing requirement.

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

Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of each class of our outstanding shares of the stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of each class of our outstanding stock, which we refer to as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Shareholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

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

We believe that we currently satisfy the Publicly~~-~~Traded Test and are not subject to the 5 percent override Rule and we will take this position for U.S. federal income tax reporting purposes.  However, there are factual circumstances beyond our control which could cause us to lose the benefit of this exemption.

Taxation in the Absence of Code Section 883 Exemption

To the extent the benefits of Code Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Code Section 883 exemption are unavailable and our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not have currently or intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that

•
is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

•	owns the common stock as a capital asset, generally, for investment purposes, and

•	owns less than 10% of our common stock for United States federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) should be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which our stock is currently traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Legislation has been recently introduced in the United States Congress, which if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or, at the election of the U.S. Individual Holder, the stock's then fair market value) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the qualified electing fund election described below. It should be noted that if any of our subsidiaries is treated as a corporation for United States federal income tax purposes, a U.S. Holder must make a separate QEF election with respect to each such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. It should be noted that if any of our subsidiaries is treated as a corporation for United States federal income tax purposes, a U.S. Holder likely will not be able to make a mark-to-market election with respect to each such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders aggregate holding period for the common stock;

•	the amount allocated to the current taxable year would be taxed as ordinary income; and

•
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

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

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

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

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

F.         Dividends and paying agents

Not applicable

G.         Statement by experts

Not applicable

H.        Documents on display.

We file annual reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.topships.org

I.          Subsidiary Information

Not Applicable

Incorporation by Reference

This Form 20-F is hereby incorporated by reference to the registration statement on Form F-3 filed on August 1, 2005 (Registration No. 333-127086).

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.        Quantitative information about market risk

Interest Rate Fluctuation.  The international shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, the following table sets forth the sensitivity of all credit facilities in U.S. dollars to a 100 basis points increase in LIBOR on December 31 of each repayment year up to December 31, 2013. The interest we pay on our variable rate debt (which is based on LIBOR plus a margin) matched the interest that we receive on our interest rate swaps (which are also based on LIBOR plus a margin). So, in the sensitivity analysis, we exclude the interest expense impact attributable to the portion of the principal of our variable rate debts covered by an interest rate swap. The sensitivity to 100 basis points of interest rate change is calculated by applying 100 basis points to the portion of the Company’s outstanding variable rate indebtness, as of December 31, 2007, not covered by our interest rate swaps.

Interest Expense Sensitivity to 100 Basis Point Change in LIBOR

December 31, 2008	2,481,323
December 31, 2009	1,915,292
December 31, 2010	1,698,875
December 31, 2011	1,457,054
December 31, 2012	1,080,305
December 31, 2013	837,782

Foreign Exchange Rate Risk. We generate all of our revenues in U.S. dollars but incur approximately 10% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in other currencies are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. We constantly monitor the U.S Dollar exchange rate and we try to achieve more favorable exchange rates from the financial institutions we work with.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.    CONTROLS AND PROCEDURES

a)         Evaluation of Disclosure Controls and procedures.

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report (as of December 31, 2007).

Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

b)         Management’s annual report on internal controls over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company used the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2007.

c)	Report of Independent Registered Public Accounting Firm

Deloitte, Hadjipavlou, Sofianos and Cambanis S.A., or Deloitte., an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2007, has issued the following attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Top Ships Inc.

    We have audited the internal control over financial reporting of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “management’s annual report on internal controls over financial reporting” .  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

    We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

    A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

    Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

    We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the years ended December 31, 2007 and 2006 of the Company and our report dated May 20, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's change in accounting policy for dry-docking costs in the fourth quarter of 2007.

/s/ Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 20, 2008

d)	Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee comprised of three members which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the Nasdaq Global Select Market. The members of the audit committee are Messrs. Docherty, Gibbs and Thomas.  While the Company is exempt from the requirement to have an audit committee financial expert, both Mr. Thomas and Mr. Gibbs meet the qualifications of an audit committee financial expert.

ITEM 16B.   CODE OF ETHICS

The Company's Board of Directors has adopted a Corporate Code of Business Ethics and Conduct that applies to all employees, directors and officers, that complies with applicable guidelines issued by the SEC. The finalized Code of Ethics has been approved by the Board of Directors and was distributed to all employees, directors and officers. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Mrs. Eirini Alexandropoulou at the Company’s registered address and phone numbers.

ITEM 16C.    PRINCIPAL AUDITOR FEES AND SERVICES

Our principal auditors for the year ended December 31, 2007 were Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. ("Deloitte"). For the 2007 audit, Deliotte audit fees were Euro 1,198,149. Additionally, Ernst and Young (Hellas) audit fees were Euro 149,908. Audit fees relate to regular audit services, audit of our internal controls, services required for follow-on common stock offerings and services related to SEC comments letters.

In November 2006, we announced the resignation of our former principal auditors, Ernst and Young (Hellas), Certified Auditors Accountants S.A., and in December 2006 we announced the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. (Deloitte) as our principal auditors for the year ended December 31, 2006. For the 2006 audit, Ernst and Young (Hellas) and Deloitte billed us audit fees of Euro 365,800 and Euro 400,000 respectively. Additionally, in 2006, Ernst and Young (Hellas) billed us audit-related fees of Euro 84,726.

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

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of TOP SHIPS INC.

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2007 and 2006 consolidated financial statements present fairly, in all material respects, the financial position of Top Ships Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, in 2007 the Company changed its method of accounting for dry-docking costs and retrospectively adjusted the 2006 consolidated financial statements to reflect the change.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 20, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of TOP Tankers Inc.

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of TOP Tankers Inc. for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, consolidated  results of operations of TOP Tankers Inc. for the year ended December 31, 2005, and its cash flows for year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the financial statements, in 2007 the Company changed its method of accounting for Dry-docking costs.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
February 24, 2006
except for Notes 3 and 15, as to which the date is
April 30, 2008

TOP SHIPS INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2007

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2006	2007
	(as adjusted)
	Note 3
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$29,992	$26,012
Trade accounts receivable, net	27,187	15,184
Insurance claims	247	51
Inventories (Note 6)	6,460	7,958
Advances to various creditors	3,707	1,108
Prepayments and other (Note 7)	5,206	5,580
Vessel held for sale (Note 9)	-	46,268

Total current assets	72,799	102,161

FIXED ASSETS:

Advances for vessels acquisitions / under construction (Note 8)	28,683	66,026
Vessels, net (Notes 9, 10 and 11)	306,418	553,891
Other fixed assets, net (Note 5)	3,195	5,711

Total fixed assets	338,296	625,628

OTHER NON CURRENT ASSETS:

Long-term receivables (Note 14)	29,790	22,628
Restricted cash (Notes 11 and 14)	50,000	26,500

Total assets	$490,885	$776,917

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 11)	$16,588	$79,332

Debt related to vessel held for sale (Notes 11 and 23)	-	28,156
Current portion of financial instruments (Note 11)	-	6,105
Accounts payable	14,991	21,341
Accrued liabilities (Note 12)	12,161	11,906
Unearned revenue	1,676	6,450

Total current liabilities	45,416	153,290

FAIR VALUE OF BELOW MARKET TIME CHARTER (Note 10)	-	29,199

FINANCIAL INSTRUMENTS, net of current portion (Note 11)	3,384	10,683

LONG-TERM DEBT, net of current portion (Note 11)	201,464	331,396

DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS (Note 14)	79,423	40,941

COMMITMENTS AND CONTINGENCIES (Note 13)

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 10,809,701 and 20,508,575 shares issued and outstanding at December 31, 2006 and 2007, respectively (Note 15)	108	205
Additional paid-in capital (Note 15)	116,971	216,150
Accumulated other comprehensive income (loss) (Note 16)	(6)	4
Retained earnings / (Accumulated deficit)	44,125	(4,951)

Total stockholders' equity	161,198	211,408

Total liabilities and stockholders' equity	$490,885	$776,917

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations for the years ended December 31,
2005, 2006 and 2007

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2005	2006	2007
	(as adjusted)	(as adjusted)
	Note 3	Note 3
REVENUES:

Revenues (Notes 1 and 10)	$244,215	$310,043	$252,259

EXPENSES:

Voyage expenses (Note 18)	36,889	55,351	59,414
Charter hire expense (Note 14)	7,206	96,302	94,118
Amortization of deferred gain on sale and leaseback of vessels (Note 14)	(837)	(8,110)	(15,610)
Other vessel operating expenses (Note 18)	47,315	66,082	67,914
Dry-docking costs	10,478	39,333	25,094
Depreciation (Note 9)	47,055	35,266	27,408
Sub-Manager fees (Note 1)	3,159	2,755	1,828
Other general and administrative expenses	20,659	20,261	22,996
Foreign currency (gains) / losses, net	(68)	255	176
Gain on sale of vessels (Note 9)	(10,831)	(12,667)	(1,961)

Operating income (loss)	83,190	15,215	(29,118)

OTHER INCOME (EXPENSES):

Interest and finance costs (Notes 11 and 20)	(21,675)	(26,442)	(18,318)
Fair value change of financial instruments (Note 11)	1,498	(2,733)	(4,904)
Interest income	1,774	3,022	3,248
Other, net	134	(67)	16

Total other income (expenses), net	(18,269)	(26,220)	(19,958)

Net Income (loss)	$64,921	$(11,005)	$(49,076)

Earnings (loss) per share, basic and diluted (Note 17)	$6.97	$(1.16)	$(4.09)

Weighted average common shares outstanding, basic	9,308,923	10,183,424	11,986,857

Weighted average common shares outstanding, diluted	9,310,670	10,183,424	11,986,857

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2005, 2006 and 2007

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of U.S. Dollars - except share and per share data)

		Common Stock
	Comprehensive Income	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings / (Accumulated Deficit)	Total

BALANCE, December 31, 2004 (as reported)		9,276,997	$93	$294,425	$(248)	$27,539	$321,809

Cumulative effect of change in accounting principle for dry-docking costs		-	-	-	-	(6,748)	(6,748)

BALANCE, December 31, 2004 (as adjusted - Note 3)		9,276,997	$93	$294,425	$(248)	$20,791	$315,061

Net income (as adjusted - Note 3)	$64,921	-	-	-	-	64,921	64,921
Dividends paid (US dollars 0.21 per share)	-	-	-	-	-	(5,844)	(5,844)
Dividends paid (US dollars 0.21 per share)	-	-	-	-	-	(5,897)	(5,897)
Dividends paid (US dollars 0.25 per share)	-	-	-	-	-	(7,020)	(7,020)
Dividends paid (US dollars 0.21 per share)	-	-	-	-	-	(5,898)	(5,898)
Issuance of restricted shares, net of forfeitures	-	83,216	1	3,477	-	-	3,478
Other comprehensive income
- Unrealized gain on cash flow hedges	1,517	-	-	-	1,517	-	1,517
- Reclassification of gains to earnings due to discontinuance of cash flow hedges	(1,171)	-	-	-	(1,171)	-	(1,171)

Comprehensive income	$65,267

BALANCE, December 31, 2005 (as adjusted - Note 3)		9,360,213	$94	$297,902	$98	$61,053	$359,147

Net loss (as adjusted - Note 3)	$(11,005)	-	-	-	-	(11,005)	(11,005)
Dividends paid (US dollars 0.21 per share)	-	-	-	-	-	(5,923)	(5,923)
Dividends paid (US dollars 5.00 per share)	-	-	-	(141,028)	-	-	(141,028)
Dividends paid (US dollars 2.50 per share)	-	-	-	(70,515)	-	-	(70,515)
Issuance of restricted shares, net of forfeitures	-	147,034	1	3,709	-	-	3,710
Issuance of common stock	-	1,302,454	13	26,903	-	-	26,916
Other comprehensive income
- Accumulated unrecognized actuarial losses	-	-	-	-	(6)	-	(6)
- Reclassification of gains to earnings due to discontinuance of cash flow hedges	(98)	-	-	-	(98)	-	(98)

Comprehensive loss	$(11,103)

BALANCE, December 31, 2006 (as adjusted - Note 3)		10,809,701	$108	$116,971	$(6)	$44,125	$161,198

Net loss	$(49,076)	-	-	-	-	(49,076)	(49,076)
Issuance of restricted shares, net of forfeitures	-	213,000	2	933	-	-	935
Issuance of common stock	-	9,485,874	95	98,246	-	-	98,341
Other comprehensive income
- Accumulated unrecognized actuarial gain	10	-	-	-	10	-	10

Comprehensive loss	$(49,066)

BALANCE, December 31, 2007		20,508,575	$205	$216,150	$4	$(4,951)	$211,408

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of U.S. Dollars)

	2005	2006	2007
	(as adjusted)	(as adjusted)
	Note 3	Note 3
Cash Flows from (used in) Operating Activities:

Net income (loss)	64,921	(11,005)	(49,076)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	47,055	35,594	28,043
Amortization and write off of deferred financing costs	1,407	4,534	2,081
Stock-based compensation expense	3,478	3,710	935
Change in fair value of financial instruments	(327)	3,711	4,904
Amortization of deferred gain on sale and leaseback of vessels	(837)	(8,110)	(15,610)
Amortization of fair value of below market time charter	-	-	(1,413)
(Gain) / loss on sale of other fixed assets	-	(10)	69
Gain on sale of vessels	(10,831)	(12,667)	(1,961)
(Increase) Decrease in:
Trade accounts receivable	(19,556)	12,340	12,003
Insurance claims	(160)	11	(1,656)
Inventories	(3,087)	(152)	(1,498)
Due from related parties	219	-	-
Advances to various creditors	(1,230)	(624)	2,599
Prepayments and other	(15)	(4,270)	(374)
Increase (Decrease) in:
Accounts payable	2,047	2,586	6,350
Accrued liabilities	9,531	(1,142)	(1,460)
Unearned revenue	2,058	(3,436)	4,774

Net Cash from (used in) Operating Activities	94,673	21,070	(11,290)

Cash Flows from (used in) Investing Activities:

Advances for vessels acquisition / under construction	-	(28,683)	(37,343)
Vessel acquisitions and improvements	(677,111)	(18)	(355,045)
Insurance claims recoveries	-	-	1,852
Increase in restricted cash	-	(36,500)	-
Decrease in restricted cash	-	-	23,500
Net proceeds from sale of vessels	153,085	599,176	51,975
Net proceeds from sale of fixed assets	-	255	74
Acquisition of other fixed assets	(833)	(2,639)	(3,295)

Net Cash from (used in) Investing Activities	(524,859)	531,591	(318,282)

Cash Flows from (used in) Financing Activities:

Proceeds from long-term debt	472,549	20,000	316,851
Principal payments of long-term debt	(31,180)	(19,119)	(26,955)
Prepayment of long-term debt	(68,853)	(350,399)	(65,582)
Increase in restricted cash	(3,500)	-	-
Derivative upfront receipt	-	-	8,500
Issuance of common stock, net of issuance costs	-	26,916	98,341
Payment of financing costs	(5,632)	(63)	(5,563)
Dividends paid	(30,504)	(217,466)	-

Net Cash from (used in) Financing Activities	332,880	(540,131)	325,592

Net increase (decrease) in cash and cash equivalents	(97,306)	12,530	(3,980)

Cash and cash equivalents at beginning of year	114,768	17,462	29,992

Cash and cash equivalents at end of year	17,462	29,992	26,012

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	18,683	22,307	13,731

NON-CASH TRANSACTIONS

Fair value of below market time charter	-	-	30,612
Amounts owed for capital expenditures	-	-	1,215

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc and Ocean Holdings Inc.), (“TOP”) and its wholly-owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively, and is the sole owner of all outstanding shares of the following subsidiaries:

(a)
TOP Tanker Management Inc., (the “Manager”) established on May 24, 2004, under the laws of Marshall Islands, is responsible for all of the chartering, operational and technical management of the Company’s fleet. The Company’s ship-owning subsidiaries have a management agreement with the Manager, under which management services are provided in exchange for a fixed monthly fee per vessel.

The Manager has subcontracted the day to day technical management of the vessels to unaffiliated ship management companies, Unicom Management Services Ltd, V. Ships Management Limited, Hanseatic Shipping Company Ltd and Interorient Maritime Enterprises Inc. (collectively the “Sub-Managers”). The Sub-Managers provide day to day operational and technical services to the Company’s vessels at a fixed monthly fee per vessel. Such fees for the years ended December 31, 2005, 2006 and 2007 totaled $3,159, $2,755 and $1,828 respectively and are separately reflected in the accompanying consolidated statements of operations. At December 31, 2006 and 2007 the amount due to the Sub-Managers totaled $1,739 and $269 respectively and is included in Accounts Payable in the accompanying consolidated balance sheets.

(b)
Top Bulker Management Inc, incorporated on April 7, 2005 under the laws of Marshall Islands, for the purpose to undertake in 2005 the management of a fleet of bulk carriers which have not been acquired.

(c)	Top Tankers (U.K.) Limited, incorporated in England and Wales on January 12, 2005, as a representative office in London.

(d)	Helidona Shipping Company Limited (“Helidona”), incorporated in the Marshall Islands in May 2003, owner of the 29,998 DWT (built in 1989), tanker vessel “Yapi”, which was sold in September 2005.

(e)
Gramos Shipping Company Inc. (“Gramos”), incorporated in the Marshall Islands in January 2003, owner of the 45,720 DWT (built in 1992), tanker vessel “Faithful”, which was acquired in July 2003 from Vermio Shipping Company Limited, which is a subsidiary of TOP, incorporated in the Marshall Islands in December 2001, owner of vessel “Faithful” for the period from February 2002 to July 2003. The vessel was sold and leased back in March 2006.

(f)	Rupel Shipping Company Inc. (“Rupel”), incorporated in the Marshall Islands in January 2003, owner of the 44,646 DWT (built in 1992) tanker vessel “Fearless”, which was sold in July 2005.

(g)
Mytikas Shipping Company Ltd. (“Mytikas”), incorporated in the Marshall Islands in February 2004, owner of the 136,055 DWT (built in 1993) tanker vessel “Limitless”, which was acquired in March 2004, sold and leased back in April 2006 and reacquired in May 2007.

(h)
Litochoro Shipping Company Ltd. (“Litochoro”), incorporated in the Marshall Islands in March 2004, owner of the 135,915 DWT (built in 1992) tanker vessel “Endless”, which was acquired in March 2004, sold and leased back in April 2006 and reacquired in May 2007.

(i)
Falakro Shipping Company Ltd. (“Falakro”), incorporated in Liberia in July 2004, owner of the 47,076 DWT (built in 1991) tanker vessel “Doubtless”, which was acquired in August 2004 and sold and leased back in March 2006.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

(j)
Pageon Shipping Company Ltd. (“Pageon”), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel “Vanguard”, which was acquired in August 2004 and sold and leased back in March 2006.

(k)
Vardousia Shipping Company Ltd. (“Vardousia”), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel “Invincible”, which was acquired in August 2004, sold and leased back in September 2005 and sold by its new owners in July 2007.

(l)
Psiloritis Shipping Company Ltd. (“Psiloritis”), incorporated in Liberia in July 2004, owner of the 47,084 DWT (built in 1991) tanker vessel “Victorious”, which was acquired in August 2004, sold and leased back in September 2005 and sold by its new owners in August 2007.

(m)
Parnon Shipping Company Ltd. (“Parnon”), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel “Relentless”, which was acquired in August 2004 and sold and leased back in September 2005.

(n)
Menalo Shipping Company Ltd. (“Menalo”), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1991) tanker vessel “Restless”, which was acquired in August 2004, sold and leased back in August 2005 and sold by its new owners in September 2007.

(o)
Pintos Shipping Company Ltd. (“Pintos”), incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel “Sovereign”, which was acquired in August 2004 and sold and leased back in August 2005.

(p)
Pylio Shipping Company Ltd. (“Pylio”), incorporated in Liberia in July 2004, owner of the 154,970 DWT (built in 1991) tanker vessel “Flawless”, which was acquired in September 2004 and sold and leased back in March 2006.

(q)
Idi Shipping Company Ltd. (“Idi”), incorporated in Liberia in July 2004, owner of the 47,094 DWT (built in 1991) tanker vessel “Spotless”, which was acquired in September 2004 and sold and leased back in March 2006.

(r)
Taygetus Shipping Company Ltd. (“Taygetus”), incorporated in Liberia in July 2004, owner of the 154,970 DWT (built in 1991) tanker vessel “Timeless”, which was acquired in September 2004 and sold and leased back in March 2006.

(s)	Kalidromo Shipping Company Limited (“Kalidromo”), incorporated in the Marshall Islands in May 2003, owner of the 31,766 DWT (built in 1980) tanker vessel “Tireless”, which was sold in September 2004.

(t)
Olympos Shipping Company Limited (“Olympos”), incorporated in the Marshall Islands in May 2003, owner of the 29,990 DWT (built in 1985), tanker vessel “Med Prologue” which was sold in December 2004 and Olympos Shipping Company Limited, which is a subsidiary of TOP, incorporated in British Cayman Islands in December 1999, former owner of the vessel.

(u)
Kisavos Shipping Company Limited (“Kisavos”), incorporated in the Marshall Islands in November 2004, owner of the 154,970 DWT (built in 1991) tanker vessel “Priceless”, which was acquired in February 2005 and sold and leased back in March 2006.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

(v)
Imitos Shipping Company Limited (“Imitos”), incorporated in the Marshall Islands in November 2004, owner of the 149,554 DWT (built in 1992) tanker vessel “Noiseless”, which was acquired in April 2005, sold and leased back in April 2006 and reacquired in May 2007.

(w)
Parnis Shipping Company Limited (“Parnis”), incorporated in the Marshall Islands in November 2004, owner of the 149,599 DWT (built in 1992) tanker vessel “Stainless”, which was acquired in April 2005, sold and leased back in April 2006 and reacquired in May 2007.

(x)
Parnasos Shipping Company Limited (“Parnasos”), incorporated in Liberia in November 2004, owner of the 154,970 DWT (built in 1992) tanker vessel “Faultless”, which was acquired in April 2005 and sold and leased back in April 2006.

(y)
Vitsi Shipping Company Limited (“Vitsi”), incorporated in Liberia in November 2004, owner of the 154,970 DWT (built in 1991) tanker vessel “Stopless”, which was acquired in April 2005 and sold and leased back in March 2006.

(z)
Giona Shipping Company Limited (“Giona”), incorporated in Marshall Islands in March 2005, owner of the 46,217 DWT (built in 1999) tanker vessel “Taintless”, which was acquired in March 2005 and sold in November 2006.

(aa)	Lefka Shipping Company Limited (“Lefka”), incorporated in Marshall Islands in March 2005, owner of the 46,168 DWT (built in 1999) tanker vessel “Dauntless”, which was acquired in March 2005.

(bb)
Agrafa Shipping Company Limited (“Agrafa”), incorporated in Marshall Islands in March 2005, owner of the 46,185 DWT (built in 1999) tanker vessel “Soundless”, which was acquired in April 2005 and sold in November 2006.

(cc)
Agion Oros Shipping Company Limited (“Agion Oros”), incorporated in Marshall Islands in February 2005, owner of the 47,262 DWT (built in 1998) tanker vessel “Topless”, which was acquired in April 2005 and sold in December 2006.

(dd)	Nedas Shipping Company Limited (“Nedas”), incorporated in Marshall Islands in April 2005, owner of the 150,038 DWT (built in 1993) tanker vessel “Stormless”, which was acquired in October 2005.

(ee)	Ilisos Shipping Company Limited (“Ilisos”), incorporated in Marshall Islands in April 2005, owner of the 46,346 DWT (built in 2003) tanker vessel “Ioannis P.”, which was acquired in November 2005.

(ff)	Sperhios Shipping Company Limited (“Sperhios”), incorporated in Marshall Islands in April 2005, owner of the 146,286 DWT (built in 1996) tanker vessel “Ellen P.”, which was acquired in November 2005.

(gg)
Ardas Shipping Company Limited (“Ardas”), incorporated in Marshall Islands in April 2005, owner of the 147,048 DWT (built in 1993) tanker vessel “Errorless”, which was acquired in November 2005 and sold in April 2007.

(hh)	Kifisos Shipping Company Limited (“Kifisos”), incorporated in Marshall Islands in April 2005, owner of the 147,048 DWT (built in 1994) tanker vessel “Edgeless”, which was acquired in December 2005.

(ii)	Noir Shipping S.A. (“Noir”), incorporated in Marshall Islands in June 2007, owner of the 73,506 DWT (built in 1995) drybulk vessel “Bertram”, which was acquired in November 2007.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

(jj)	Amalfi Shipping Company Limited (“Amalfi”), incorporated in Marshall Islands in July 2007, owner of the 45,526 DWT (built in 2000) drybulk vessel “Amalfi”, which was acquired in December 2007.

(kk)	Jeke Shipping Company Limited (“Jeke”), incorporated in Liberia in July 2007, owner of the 51,200 DWT (built in 2002) drybulk vessel “Voc Gallant”, which was acquired in February 2008 (Note 23).

(ll)
Japan I Shipping Company Limited (“Japan I”), incorporated in Liberia in August 2007, to be the owner of the 75,928 DWT (built in 2001) drybulk vessel “Pepito”, which was acquired in  March 2008 (Note 23).

(mm)
Japan II Shipping Company Limited (“Japan II”), incorporated in Liberia in August 2007, to be the owner of the 75,933 DWT (built in 2000) drybulk vessel “Astrale”, which is expected to be acquired late April 2008.

(nn)	Japan III Shipping Company Limited (“Japan III”), incorporated in Liberia in August 2007, owner of the 75,681 DWT (built in 2000) drybulk vessel “Cyclades”, which was acquired in December 2007.

The Company is an international provider of worldwide seaborne crude oil and petroleum products transportation services and of drybulk transportation services, through the ownership and operation of the vessels mentioned above.

On December 31, 2007, seven vessels were operating under voyage charters, fourteen vessels under long-term time charters, with an average duration of over 24 months and two vessels, one of which was operating under long-term time charter, were undergoing their special survey. Nine out of fifteen time charters include profit sharing agreements, which are settled on a calendar quarter basis.

The Revenues in the accompanying consolidated statements of income are analyzed as follows:

Revenues	Year Ended December 31,
	2005	2006	2007
Voyage revenues	115,079	158,558	128,663
Time Charter revenues	129,136	151,485	123,596
Total	244,215	310,043	252,259

Future minimum time-charter receipts, based on vessels committed to non-cancellable time charter contracts, as of December 31, 2007, will be $102,930, $66,671 and $14,939 during 2008, 2009 and 2010, respectively.

2.	Significant Accounting Policies:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles (“US GAAP”) and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

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

(c)
Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards “Statement of Comprehensive Income” (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity.

(d)
Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Restricted Cash: In relation to the sale and leaseback transactions, the Company should maintain during the bareboat charter period consolidated cash balances of at least $25,000, which will be included in restricted cash along with all other potential cash restrictions imposed by the loan agreements (Notes 11 and 14).

(g)
Trade Accounts Receivable, net: The amount shown as Trade Accounts Receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2006 and 2007 totalled $283 and $801, and is summarized as follows:

Provision for doubtful accounts
Balance, December 31, 2004	132
—Additions	337
—Reversals / write-offs	(153)
Balance, December 31, 2005	316
—Additions	508
—Reversals / write-offs	(541)
Balance, December 31, 2006	283
—Additions	1,302
— Reversals / write-offs	(784)
Balance, December 31, 2007	801

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(h)
Insurance Claims: Insurance claims, relating mainly to crew medical expenses and hull and machinery incidents are recorded upon collection or agreement with the relevant party of the collectible amount.

(i)
Inventories: Inventories consist of bunkers, lubricants and consumable stores which are stated at the lower of cost or market. Cost, which consists of the purchase price, is determined by the first in, first out method.

(j)
Vessel Cost:  Vessels are stated at cost, which consists of the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Other vessel operating expenses in the accompanying consolidated statements of operations.

(k)
Impairment of Long-Lived Assets: Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. The review for impairment of each vessel’s carrying amount as of December 31, 2006 and 2007, did not result in an indication that the carrying amounts are not recoverable.

(l)
Assets Held for Sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when: management has committed to a plan to sell the vessels; the vessels are available for immediate sale in their present condition; an active program to locate a buyer and other actions required to complete the plan to sell the vessels have been initiated; the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan to sell indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. At December 31, 2007, the tanker vessel M/T Noiseless was classified as held for sale and its carrying amount of $46,268 is separately reflected in the 2007 accompanying consolidated balance sheet.

(m)
Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(n)
Other Fixed Assets, Net: Other fixed assets, net consists of furniture, office equipment, cars and leasehold improvements, stated at cost, which consists of the purchase / contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, while leasehold improvements are depreciated over the lease term, as presented below:

Description	Useful Life (years)
Leasehold improvements	12
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3

(o)
Accounting for Dry-Docking Costs: All dry-docking costs are accounted for under the direct expense method, under which they are expensed as incurred and included in Other vessel operating expenses in the consolidated statement of operations.

(p)	Sale and Leaseback Transactions: The gains on sale of vessel sale and leaseback transactions are deferred and amortized to income over the lease period.

(q)
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

(r)
Pension and Retirement Benefit Obligations—Crew:  The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

(s)
Staff leaving Indemnities – Administrative personnel: The Company’s employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company’s liability on an actuarially determined basis, at December 31, 2006 and 2007 amounted to $190 and $288, respectively.

(t)
Accounting for Revenue and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Profit sharing represents the excess between an agreed daily base rate and the actual rate generated by the vessel every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter the revenues, including demurrages and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel’s previous cargo and the charter party date of the current voyage and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the Company when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

When vessels are acquired with time charters attached and the rates on such charters are below market on the acquisition date, the Company allocates the total cost between the vessel and the fair value of below market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management’s estimates of the market time charter rate at the time of acquisition. The fair value of below market time charter is amortized over the remaining period of the time charter as an increase to revenues.

(u)
Stock Incentive Plan: All share-based compensation provided to employees and to non-employee directors, for their services as directors, is included in Other general and administrative expenses in the consolidated income statements. The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized over the vesting period. The shares, vested and non-vested are measured at fair value, which is equal to the market value of the Company’s common stock on the grant date.

(v)
Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(w)
Related Parties: The Company considers as related parties the affiliates of the Company; entities for which investments are accounted for by the equity method; principal owners of the Company; its management; members of the immediate families of principal owners of the Company; and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. An Affiliate is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or has common control with the Company. Control is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract and otherwise. Immediate Family is family members whom a principal owner or a member of management might control or influence or by whom they might be controlled or influenced because of the family relationship. Management is the persons who are responsible for achieving the objectives of the Company and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the CEO, CFO, Vice President in charge of principal business functions and other persons who perform similar policy making functions. Persons without formal titles may also be members of management. Principal owners are owners of record or known beneficial owners of more than 10% of the voting interests of the Company.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(x)
Derivatives: Derivative instrument (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met.

During 2005, 2006 and 2007, the Company engaged in interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company’s variable rate borrowings (Note 11). In addition, during 2007, the Company entered into an interest rate derivative product, which is marked to market through earnings (Note 11). The main description of the product is as follows: a portfolio of six systematic FX trading strategies, providing comprehensive and highly diversified currency exposure. Each strategy is underpinned by a clear macro rationale but is fully systematic –a “transparent box”. Investors can tailor their portfolio with carry and non-carry strategies. Excess returns exceed those of many other asset classes with low correlation to other asset classes. In addition, it improved the Company’s short term liquidity by $8,500. The Company wanted to invest into currency trading through a low volatility product and this product offers investors a unique opportunity to access systematic macro-driven currency trading strategies in both principal protected and non-principal protected format. Lastly, the product provides an opportunity for investors who cannot easily access FX markets, to transparently implement dynamic and innovative strategies.

For swap agreements that are designated and qualified as cash flow hedges their fair value is included in financial instruments in the accompanying consolidated balance sheets with changes in the effective portion of the instruments’ fair value recorded in accumulated other comprehensive income (loss). The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the income statement. If the hedged item is a forecasted transaction that becomes probable of not occurring, then the derivative financial instrument no longer qualifies as an effective cash flow hedge from that date and, as a result, cumulative fair value changes that were previously recorded in accumulated other comprehensive income (loss) are immediately reclassified into earnings. In all other instances, when a derivative financial instrument ceases to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur.

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

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(y)
Consolidation of Variable Interest Entities: FASB Interpretation No. 46R addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements.

(z)	Recent Accounting Pronouncements:

(i)
FSP No. AUG AIR-1: In September 2006, the FASB Staff issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 is effective for the Company as of January 1, 2007.

ii)
FASB Statement No. 157: In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date”. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company will adopt SFAS 157 effective January 1, 2008. In February 2008, the FASB issued FASB Staff Position (“FSP”) FASB 157-2 “Effective Date of FASB Statement No. 157” (“FSP FASB 157-2”). FSP FASB 157-2, which was effective upon issuance, delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items recognized or disclosed at fair value at least once a year, to fiscal years beginning after November 15, 2008. FSP FASB 157-2 also covers interim periods within the fiscal years for items within the scope of this FSP. The adoption of this statement is not expected to have a material effect on the Company’s financial position, results of operations and cash flows.

iii)
FASB Statement No. 159: In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”. The Company will adopt SFAS 159 effective January 1, 2008. The adoption of this statement is not expected to have a material effect on the Company’s financial position, results of operations and cash flows.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

iv)
FASB Statement No. 141R: In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements on how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the entity acquired. In addition, SFAS 141R provides guidance on the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase as well as what information to disclose to enable users of the financial statements to evaluate the nature and financial impact of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and will be adopted by the Company in the first quarter of fiscal year 2009. The Company is currently evaluating the potential impact, if any, of the adoption of this statement on its financial condition or results of operations.

v)
FASB Statement No. 160: In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes principles and requirements on how to treat the portion of equity in a subsidiary that is not attributable directly or indirectly to a parent. This is commonly known as a minority interest. The objective of SFAS 160 is to improve relevance, comparability, and transparency concerning ownership interests in subsidiaries held by parties other than the parent by providing disclosures that clearly identify between interests of the parent and interest of the noncontrolling owners and the related impacts on the consolidated statement of operations and the consolidated statement of financial position. SFAS 160 also provides guidance on disclosures related to changes in the parent’s ownership interest and deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal year 2009. The Company is currently evaluating the potential impact, if any, of the adoption of this statement on its financial condition or results of operations.

vi)
FASB Statement No. 161: In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the effect that this statement may have on future financial statements.

(aa)
Reclassification of Prior Year Balances: Certain amounts in the 2005 and 2006 consolidated financial statements have been reclassified to conform to the 2007 presentation. The reclassification had no impact on the results of operations of the Company. Fair Value Change of Financial Instruments for the years ended December 31, 2005 and 2006 has been presented on a separate line in the consolidated statements of operations to conform to the current year presentation. Fair Value Change of Financial Instruments was previously reported within Interest and Finance Costs.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

3.	Change in Accounting Principle for Dry-docking Costs:

Change in Accounting Principle for Dry-docking Costs: The Company has historically accounted for dry-docking costs that qualified as “Planned Major Maintenance Activities” (“PMMA”) using the deferral method. Beginning with the fourth quarter of 2007 the Company changed its accounting policy for PMMA from the deferral method, under which the Company amortized dry-docking costs over the estimated period of benefit between dry-dockings, to the direct expense method, under which the Company expenses all dry-docking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved to determine which costs and activities related to dry-docking qualify as PMMA under the deferral method. The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. The new accounting principle is applied retrospectively to all periods presented. When the accounting principle was retrospectively applied, net income for the year ended December 31, 2005 and 2006 decreased by $3,763 and $26,146, or $0.41 and $2.57 per share, respectively.

The following financial statement line items were affected by the change in accounting principle.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2007

(Expressed in thousands of U.S. Dollars)

	December 31, 2006			December 31, 2007

	As reported under the deferral method	As computed under the direct expense method	Effect of change	As reported under the direct expense method	As computed under the deferral method (a)	Effect of change

Deferred charges, net	$31,850	$-	$(31,850)	$-	$42,525	$42,525
Total assets	$522,735	$490,885	$(31,850)	$776,917	$819,442	$42,525
Accrued liabilities	$7,354	$12,161	$4,807	$-	$-	$-
Total current liabilities	$40,609	$45,416	$4,807	$-	$-	$-
Retained earnings / (Accumulated deficit)	$80,782	$44,125	$(36,657)	$(4,951)	$37,574	$42,525
Total stockholders' equity	$197,855	$161,198	$(36,657)	$211,408	$253,933	$42,525
Total liabilities and stockholders' equity	$522,735	$490,885	$(31,850)	$776,917	$819,442	$42,525

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of U.S. Dollars)

	2005			2006			2007
	As reported under the deferral method	As computed under the direct expense method	Effect of change	As reported under the deferral method	As computed under the direct expense method	Effect of change	As reported under the direct expense method	As computed under the deferral method (a)	Effect of change

Dry-docking costs	$-	$10,478	$10,478	$-	$39,333	$39,333	$25,094	$-	$(25,094)
Amortization of dry-docking costs	$5,999	$-	$(5,999)	$13,187	$-	$(13,187)	$-	$19,226	$19,226
Gain on sale of vessels	$(10,115)	$(10,831)	$(716)	$-	$-	$-	$-	$-	$-
Operating income (loss)	$86,953	$83,190	$(3,763)	$41,361	$15,215	$(26,146)	$(29,118)	$(23,250)	$5,868
Net Income (loss)	$68,684	$64,921	$(3,763)	$15,141	$(11,005)	$(26,146)	$(49,076)	$(43,208)	$5,868
Earnings (loss) per share, basic and diluted	$7.38	$6.97	$(0.41)	$1.41	$(1.16)	$(2.57)	$(4.09)	$(3.60)	$0.49

3.	Change in Accounting Principle for Dry-Docking Costs – (continued):

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of U.S. Dollars)

	2005			2006			2007
	As reported under the deferral method	As computed under the direct expense method	Effect of change	As reported under the deferral method	As computed under the direct expense method	Effect of change	As reported under the direct expense method	As computed under the deferral method (a)	Effect of change

Net income (loss)	$68,684	$64,921	$(3,763)	$15,141	$(11,005)	$(26,146)	$(49,076)	$(43,208)	$5,868
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization of dry-docking costs	$5,999	$-	$(5,999)	$13,187	$-	$(13,187)	$-	$19,226	$19,226
(Gain) on sale of vessels	$(10,115)	$(10,831)	$(716)	$-	$-	$-	$-	$-	$-
Payments for dry-docking	$(10,478)	$-	$10,478	$(34,526)	$-	$34,526	$-	$(29,901)	$(29,901)
Accrued liabilities	$-	$-	$-	$(5,949)	$(1,142)	$4,807	$(1,460)	$3,347	$4,807

(a)
The amounts disclosed under the deferral method for the year ended and at December 31, 2007 are based on the estimated effect of not changing the dry-docking accounting method to the direct expense method for this period. Accordingly, these estimated period amounts have not been previously reported, but are being disclosed in accordance with the requirements of SFAS No. 154.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.	Segment Reporting:

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. The Company’s acquisition of drybulk vessels in 2007 has resulted in the Company determining that it operates under two reportable segments, as a provider of international seaborne transportation services, carrying petroleum products and crude oil (Tanker Fleet) and, drybulk commodities for the steel, electric utility, construction and agri-food industries (Drybulk Fleet). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following table present results for these segments for the year ended December 31, 2007:

Year ended December 31, 2007	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

REVENUES:

Revenues	248,944	1,902	1,413	252,259

EXPENSES:

Voyage expenses	59,253	161	-	59,414
Charter hire expense	94,118	-	-	94,118
Amortization of deferred gain on sale and leaseback of vessels	(15,610)	-	-	(15,610)
Other vessel operating expenses	67,225	689	-	67,914
Dry-docking costs	25,094	-	-	25,094
Depreciation	26,560	848	-	27,408
Sub-Manager fees	1,821	7	-	1,828
Other general and administrative expenses	22,729	267	-	22,996
Foreign currency (gains) / losses, net	-	-	176	176
Gain on sale of vessels	(1,961)	-	-	(1,961)

Operating income (loss)	(30,285)	(70)	1,237	(29,118)

(1) Unallocated amounts relate to the drybulk vessels' amortization of the fair value of below market time charter contracts acquired of $1,413 less the foreign currency losses, net of $176. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company’s resources.

During 2007, 33% of the Company’s revenues derived from time charter agreements. During 2005, 2006 and 2007 two charterers, relating only to the Tanker Fleet, individually accounted for more than 10% of the Company’s revenues as follows:

Charterer	Year Ended December 31,
	2005	2006	2007
A	20%	11%	-
B	32%	29%	23%
C	-	-	10%

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.	Segment Reporting – (continued):

A reconciliation of segment assets to amounts presented in the consolidated balance sheets is as follows:

As of December 31, 2007	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Accounts receivable trade, net	14,867	317	-	15,184
Vessel held for sale	46,268	-	-	46,268
Vessels, net	355,228	198,663	-	553,891
Total assets	504,147	223,186	49,584	776,917

Year ended December 31, 2007

Expenditures for vessels	187,360	167,685	-	355,045

(1) Unallocated mainly relates to cash and cash equivalents (including restricted cash) of $41,566 and other fixed assets of $5,711, which are not allocated to individual segments.

5.	Transactions with Related Parties:

Pyramis Technical Co. S.A.: On July 9, 2004, the Company entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company’s Chief Executive Officer. The agreement was for duration of six years beginning July 2004 with a lessee’s option for an extension of four years. The monthly rental was Euro 39,000 and effective January 1, 2006 was adjusted for inflation to Euro 40,365. Other general and administrative expenses for the years ended December 31, 2005 and 2006 include $586 and $705, respectively of rentals paid to Pyramis Technical Co. S.A. In January 2006 the Company entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The change in office location, due to necessary refurbishments, took place in October 2006; therefore, the Company paid to Pyramis Technical Co. S.A the October rent plus four-month rentals as termination compensation. In April and August 2006, the Company entered into an agreement with Pyramis Technical Co. S.A. for the renovation of the new premises. The total contracted cost totaled Euro 2,499,360, of which Euro 2,855,436 (including the applicable VAT) or $3,767 was paid up to December 31, 2007. The amount of $3,872 related to renovation works, discussed above, is included in Other fixed assets, net, in the accompanying 2007 consolidated balance sheet and is depreciated over the lease period, which is 12 years.

6.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2006	2007
Bunkers	4,624	5,723
Lubricants	1,319	1,839
Consumable stores	517	396
	6,460	7,958

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

7.	Prepayments and Other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2006	2007
Prepaid expenses	3,874	3,013
Other receivables	1,332	2,567
	5,206	5,580

8.	Advances for Vessels Acquisitions / under Construction:

In October 2006, the Company entered into an agreement for the construction of six handymax Product / Chemical tankers. The total contract price is $285,380 and is payable in five installments as follows: 15% is payable upon arrangement of the Refund Guarantee, 15% is payable upon commencement of steel cutting, 20% is payable upon keel laying, 20% is payable upon launching and 30% upon delivery of the vessel. The vessels’ construction is partially financed from long-term bank financing discussed in Note 11. The first installment for four of the six vessels of $28,638 was paid in December 2006. In January 2007, the first installment for the remaining two vessels of $14,169 was paid and is also included in Advances for vessels acquisitions / under construction, in the accompanying consolidated balance sheets. The vessels are expected to be delivered during the first six months of 2009.

During July 2007, the Company entered into an agreement to acquire one 2002 built super handymax, or supramax, drybulk vessel of 51,200 dwt, built in China from unrelated third party. The vessel will be chartered back to the sellers for a period of 18 months at a daily net rate of $25,650 on a bareboat basis. The purchase price of the vessel is $54,500, of which the Company paid in July 2007 a deposit of $5,450 and the remaining $49,050 upon delivery of the vessel on February 1, 2008 (Note 23).

During August 2007, the Company entered into agreements to acquire two drybulk vessels from unrelated third parties as follows: i) one 2001 built panamax vessel of 75,928 dwt, built in Japan, ii) one 2000 built panamax vessel of 75,933 dwt, built in Japan. The vessels are scheduled to be delivered to the Company between February 2008 and March 2008 and to enter into time charter contracts. The aggregate purchase price of the vessels is $148,000, of which the Company paid in August 2007 a deposit totaling in aggregate $14,800 and the remaining $133,200 will be paid upon delivery of the vessels, which is expected in March 2008.

The Advances for vessels acquisitions / under construction as of December 31, 2006 and 2007 are analyzed as follows:

	Construction installments	Acquisitions	Capitalized interest	Capitalized costs	Total
Balance, December 31, 2006	28,638	-	34	11	28,683
- Additions	14,169	20,250	2,661	263	37,343
Balance, December 31, 2007	42,807	20,250	2,695	274	66,026

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

9.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2005	936,391	(49,637)	886,754
—Acquisitions	18	—	18
—Disposals	(605,085)	59,997	(545,088)
—Depreciation	—	(35,266)	(35,266)
Balance, December 31, 2006	331,324	(24,906)	306,418
—Vessel held for sale	(48,582)	2,314	(46,268)
—Acquisitions	371,162	-	371,162
—Disposals	(55,638)	5,625	(50,013)
—Depreciation	-	(27,408)	(27,408)
Balance, December 31, 2007	598,266	(44,375)	553,891

In July and September 2005, vessels Fearless and Yapi were sold for an aggregate price of $38,348. These sales, after the related sale expenses of $5,968 resulted in a gain of $10,831, which is separately reflected in the accompanying 2005 consolidated statement of income.

In August and September 2005, the Company sold the Restless, Sovereign, Relentless, Invincible and Victorious for an aggregate price of $120,705, net of related sales expenses of $5,545, and entered simultaneously into bareboat charter agreements to leaseback the vessels for a period of seven years (Note 14).

In March and April 2006, the Company sold the Flawless, Timeless, Priceless, Stopless, Doubtless, Vanguard, Faithful, Spotless, Limitless, Endless, Faultless, Noiseless and Stainless for an aggregate price of $529,616, net of related sales expenses of $20,384, and entered simultaneously into bareboat charter agreements to leaseback the vessels for periods of five to seven years (Note 14). According to the terms of the agreements, 10% of the gross aggregate sales price, $55,000, has been withheld by the purchaser and will be paid to the Company not later than three months after the end of bareboat charter period or upon the resale of the vessels by the purchaser, if earlier.

In November and December 2006, vessels Taintless, Soundless and Topless were sold for an aggregate price of $127,450. These sales, after the related sale expenses of $2,890 resulted in a gain of $12,667, which is separately reflected in the accompanying 2006 consolidated statement of operations.

On March 30, 2007, the Company entered into an agreement to sell the vessel Errorless to an unrelated party for consideration of $52,500. The gain from the sale of $1,961 was recognized upon the delivery of the vessel to the buyer, on April 30, 2007.

Based on the Memoranda of Agreement dated May 23, 2007, on May 31, 2007, the Company re-acquired four Suezmax tankers that it sold in 2006 in a sale and leaseback transaction and terminated the respective bareboat charters. The four Suezmax tankers are Limitless (DWT 136,055 built 1993), Endless (DWT 135,915 built 1992), Noiseless (DWT 149,554 built 1992) and Stainless (DWT 149,599 built 1992). The re-acquisition price was $208,000 and was partially financed by the early redemption of the seller’s credit of $20,640, associated with the 2006 sales and leaseback transactions. The then unamortized deferred gain of the four vessels of $36,350 was applied against the vessels’ purchase price (Note 14).

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

9.	Vessels, net – (continued):

Based on the Memorandum of Agreement dated July 5, 2007, on November 12, 2007, the Company acquired the drybulk vessel Bertram, one 1995 built panamax vessel of 73,506 dwt, built in South Korea. The vessel will be time-chartered for a period of 24-26 months at a daily net rate of approximately $29,700. The total acquisition cost was $46,146.

Based on the Memorandum of Agreement dated July 9, 2007, on December 28, 2007, the Company acquired the drybulk vessel Amalfi, one 2000 built handymax vessel of 45,526 dwt, built in Philippines. The vessel will be time-chartered for a period of 14-16 months at a daily net rate of approximately $22,000. The total acquisition cost was $47,976.

Based on the Memorandum of Agreement dated August 7, 2007, on December 19, 2007, the Company acquired the drybulk vessel Cyclades, one 2000 built panamax vessel of 75,681 dwt, built in Japan. The total acquisition cost was $74,776.

On December 6, 2007, the Company entered into an agreement to sell the vessel Noiseless to an unrelated party for a consideration of $48,000. The gain from the sale of approximately $580 was recognized upon the delivery of the vessel to the buyer, on January 30, 2008 (Note 23).

All Company’s vessels, having a total carrying value of $552,993 at December 31, 2007, have been provided as collateral to secure the loans discussed in Note 11.

10.	Fair Value Of Below Market Time Charter:

On November 12, and December 28, 2007, the Company acquired the drybulk vessels M/V Bertram and M/V Amalfi respectively with an attached time charter contract. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $30,612, which is reflected in Fair Value of Below Market Time Charter on the accompanying 2007 consolidated balance sheet. The liability is amortized to revenues over the remaining period of the time charter contracts on a straight-line basis. For the year ended December 31, 2007, the amortization of the fair value of the time charter contracts totaled $1,413 and is included in Revenues in the accompanying 2007 consolidated statement of operations.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

11.	Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
	Borrower(s)	2006	2007
(a)	The Company	218,052	194,367
(b)	Mytikas	-	27,863
(c)	Litochoro	-	27,863
(d)	Imitos	-	27,863
(e)	Parnis	-	27,863
(f)	Noir	-	27,826
(g)	Amalfi	-	57,490
(h)	Japan III	-	47,749
	Total	218,052	438,884
	Less- current portion	(16,588)	(107,488)
	Long-term portion	201,464	331,396

(a) The Company:

At December 31, 2007 and 2006, the Company had a revolving credit facility outstanding of $93,000 and $83,000, respectively, maturing in October 2015 and a loan outstanding of $102,920 and $137,000, respectively, maturing in December 2013, excluding unamortized financing fees of $1,553 and $1,948, respectively.

Revolving Credit Facility: In January 2007, $10,000 was drawn down from the revolving credit facility to partially finance the construction of two vessels (Note 8). As of December 31, 2007, the undrawn amount amounted to $65,000. Commitment fees of $232, related to the undrawn amount are included in Interest and Finance Costs in the 2007 accompanying consolidated statement of operations. The revolving credit facility bears interest at LIBOR plus a margin (as of December 31, 2007 the margin was 0.85%). The applicable interest rate as of December 31, 2007 is 5.94%.

Loan: The loan of $102,920 was drawn down in 2005 and originally amounted to $154,000. It was obtained to partially finance the acquisitions of the vessels Stormless, Ellen P., Errorless and Edgeless. The loan consisted of 2 tranches of $130,000 (Tranche A) and $24,000 (Tranche B). The Company paid a 1% fee of $1,540 upon signing the agreement. In April 2007, following the sale of Errorless (Note 9), $22,000 was prepaid ($5,500 against Tranche A and $16,500 as a full prepayment of Tranche B). The loan bears interest at LIBOR plus a margin (as of December 31, 2007 the margin was 0.8%). The applicable interest rate as of December 31, 2007 is 5.77%.

In October 2007, the Company, through its wholly owned subsidiary Japan I, entered into a $50,000 bank loan agreement, which will bear interest at LIBOR plus a margin, in order to partially finance the acquisition cost of the drybulk vessel Pepito. The loan is subject to a fee of $175 payable on draw down, which was made in March 2008 and coincided with the delivery of the vessel.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

11.	Long-term Debt – (continued):

(b), (c), (d), (e) Mytikas – Litochoro – Imitos – Parnis: At December 31, 2007, Mytikas, Litochoro, Imitos and Parnis had in total a loan outstanding of $112,625, maturing in May 2012, excluding unamortized financing fees of $1,173.

Loan: The loan of $112,625 was drawn down on May 30, 2007 (originally amounted to $147,500), to partially finance the re-acquisition of vessels Limitless, Endless, Noiseless and Stainless. The credit facility was subject to a 1% arrangement fee paid on the initial drawdown date. In December 2007, from the proceeds of the offering (Note 15), $20,000 was prepaid. In January 2008, $28,156 was prepaid due to sale of Noiseless (Note 23). The credit facility bears interest at LIBOR plus a margin (as of December 31, 2007 the margin was 1.25%). The applicable interest rate as of December 31, 2007 is 6.16%.

(f) Noir: At December 31, 2007, Noir had a loan outstanding of $28,110, maturing in November 2014, excluding unamortized financing fees of $284.

Loan: The loan of $28,110, (which is part of the $95,000 loan that was concluded to partially finance the acquisition cost of the drybulk vessels Bertram, Amalfi and Voc Gallant) was drawn down on November 9, 2007 (originally amounted to $29,671), to partially finance the acquisition cost of the drybulk vessel Bertram. In December 2007, from the proceeds of the offering (Note 15), $1,561 was prepaid. The credit facility was subject to a 1% arrangement fee paid in 2007. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2007 the margin was 1.00%). The applicable interest rate as of December 31, 2007 is 5.87%.

Loan: In November 2007, Noir, Jeke and Amalfi concluded a bank loan (originally amounted to $35,000) to partially finance the acquisition cost of three drybulk vessels, Bertram, Voc Gallant and Amalfi respectively, to cover the arrangement fees and for general corporate purposes. The loan was subject to a fee of $1,000 which was paid on the first drawdown. On November 9, 2007, the amount of $12,929, which was part of the $35,000 bank loan discussed above, was drawn to partially finance the acquisition of Bertram, delivered on November 12, 2007, and to cover the arrangement fees. On November 30, 2007, the amount of $7,500, which was part of the $35,000 bank loan discussed above, was drawn to partially finance the loan installment of Mytikas, Litochoro, Imitos and Parnis, discussed above and to cover the arrangement fees of $225. In December 2007, from the proceeds of the offering (Note 15), the drawn amount of $20,429 was fully prepaid.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

11.	Long-term Debt – (continued):

(g) Amalfi: At December 31, 2007, Amalfi had in total loans outstanding of $59,658, maturing in December 2014, less unamortized financing fees of $2,168.

Loan: A loan of $28,658, (which is part of the $95,000 loan that was concluded to partially finance the acquisition cost of the drybulk vessels Bertram, Amalfi and Voc Gallant) was drawn down on December 27, 2007 (originally amounted to $30,250), to partially finance the acquisition cost of the drybulk vessel Amalfi. From the proceeds of the offering (Note 15), $1,592 was prepaid and the actual amount drawn was $28,658. The credit facility was subject to a 1% arrangement fee paid in 2007. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2007 the margin was 1.00%). The applicable interest rate as of December 31, 2007 is 5.86%.

Loan: A loan of $31,000, (which relates to the $35,000 loan, discussed under Noir above, as amended) to partially finance the acquisition cost of the drybulk vessels Cyclades and Amalfi. The loan was subject to a fee of $1,500, paid on the first drawdown. On December 21, 2007, the amount of $19,000 was drawn to refinance part of the acquisition cost of the drybulk vessel Cyclades. On December 27, 2007, the amount of $12,000 was drawn to partially finance the acquisition cost of the drybulk vessel Amalfi. The loan is payable in one installment latest by June 30, 2008. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2007 the margin was 3.00%). The applicable interest rate as of December 31, 2007 is 7.88%.

(h) Japan III: At December 31, 2007, Japan III had a loan outstanding of $48,000, maturing in December 2015, excluding unamortized financing fees of $251.

Loan: The loan of $48,000 was drawn down on December 17, 2007 to partially finance the acquisition cost of the drybulk vessel Cyclades. The loan is subject to a fee of 0.50% on the loan amount, half of the fee was paid in November 2007 and the other half was paid in January 2008. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2007 the margin was 1.30%). The applicable interest rate as of December 31, 2007 is 6.46%.

Loans Securities: The loans are secured as follows:

• First priority mortgages over the Company’s vessels;
• Second priority mortgages over the Bertram and Amalfi;
• Assignments of insurance and earnings of the mortgaged vessels;
• Corporate guarantee of the TOP Ships Inc;
· Pledge over the earnings accounts of the vessels.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

11.	Long-term Debt – (continued):

Debt Covenants: The loans contain financial covenants, calculated on a consolidated basis, requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the aggregate outstanding principal amounts under the loans, to ensure that total assets minus total debt will not at any time be less than $250,000. The net assets value of the Company’s vessels (owned and those covered by bareboat charter agreements) at all times should exceed $125,000 and book equity at all times should exceed $100,000. Furthermore, the Company must maintain liquid funds which at any time be not less than the higher of $10,000 or $500 per vessel. As a result, the minimum liquid funds required under the loan covenants of $12,000 and $10,000 on a consolidated basis, as of December 31, 2006 and 2007, respectively, are included in restricted cash in the accompanying consolidated balance sheets. The Company should maintain consolidated cash balances of at least $ 25,000, as amended in September 2007, including the minimum liquid funds discussed above. In addition, the $95,000 loan discussed above requires $750 per vessel to be maintained throughout the tenor of the credit facility. Consequently, as of December 31, 2007 the amount of $1,500 for vessels Bertram and Amalfi are also included in restricted cash.

Restricted cash represents an investment; accordingly, a balance on deposit in a restricted cash account should be deemed the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which generally should be presented as investing activities in the statement of cash flows. However, if restricted cash is maintained as a condition of debt financing, it is appropriate to present changes in such restricted cash as a financing activity in the statement of cash flows. In connection with its debt financings in 2004 and 2005, the lending banks required the Company to maintain liquid funds in an amount equal to the higher of $10,000 or $500 per vessel, as discussed above. The Company presented the gross proceeds from its bank loans as cash inflow from financing activities. Because the requirement to maintain liquid funds was a covenant under the 2004 and 2005 debt financings, the cash outflow associated with maintenance of such liquid funds is presented as a financing activity.

The Company is permitted to pay dividends under the loans so long as it is not in default of a loan covenant or if such dividend payment would not result in a default of a loan covenant. In addition, the loan agreement discussed above under (b), (c), (d) and (e) prohibit the payment of dividends from the borrowing subsidiaries to their equity holders. Furthermore, the loan agreement of $95,000 under (f) and (g), discussed above, prohibit the payment of dividends from the borrowing subsidiaries to the Company in excess of 70% of their net income.

As of December 31, 2007, the Company was not in compliance with one of its financial covenants, (the Adjusted EBITDA covenant, as defined by each bank) under the loans of $93,000, $102,920, $28,110 and $28,658, discussed above, but has obtained waivers up to and including December 31, 2008, at which point the Company expects to be in compliance with this same financial covenant. No assurance can be given with respect to future compliance with covenants. If the Company is not in compliance with certain covenants under its debt or derivative agreements and acceptable waivers are not obtained, the Company would be in default and the banks could exercise their remedy rights including, but not limited to, accelerating the outstanding indebtedness and taking possession of the underlying collateral securing the indebtedness. In the event this was to occur, there can be no assurance that the Company will be able to continue as a going concern.

Interest Expense: Interest expense for the years ended December 31, 2005, 2006 and 2007, amounted to $19,700, $20,750 and $15,362 respectively and is included in interest and finance costs in the accompanying consolidated statements of operations (Note 20).

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

11.	Long-term Debt – (continued):

The weighted average interest rates, excluding swaps (iii), (iv), (v) and (vi) mentioned below, for 2006 and 2007 were 5.32% and 6.12%, respectively.

Scheduled Principal Repayments: The annual principal payments required to be made after December 31, 2007, are as follows:

Year ending December 31,	Amount
2008	107,488
2009	41,888
2010	34,367
2011	43,768
2012	57,545
2013 and thereafter	159,257
444,313
Excluding unamortized financing fees	(5,429)
438,884

Interest Rate Swaps: The fair value of the interest rate swaps in the accompanying consolidated balance sheets are analyzed as follows:

SWAP	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Asset (Liability)
					December 31,
					2006	2007
(i)	$28,555	4 years	June 30, 2005	4.66%	$283	($240)
(ii)	$37,385	5 years	January 30, 2006	4.80%	$273	($779)
(iii)	$10,000	7 years	September 30, 2006	4.23%	($569)	($514)
(iv)	$10,000	7 years	September 30, 2006	4.11%	($514)	($461)
(v)	$50,000	6 years	September 28, 2007	4.45%	($2,383)	($3,530)
(vi)	$10,000	7 years	July 3, 2006	4.76%	($474)	($588)
					($3,384)	($6,112)

In October 2007, the Company entered into the following interest rate swap restructuring. Under this agreement, the Company entered into an overlay swap effectively reversing the existing swap and entered into a new swap (swap (v)), in direct continuation. Under the terms of the new swap, the Company paid on December 31, 2007 a fixed interest rate of 4.45% and received a fixed interest rate of 5.25% for a notional amount of $50,000. The interest rate that the Company will pay for the remaining six-years period is subject to the difference between the 10-year swap rate and the 2-year swap rate, as well as the level of the six-months USD LIBOR. The interest rate that the Company will pay is capped at 9.00%.

Interest Rate Derivative Product: In November 2007, the Company entered into an interest rate derivative product. Under this agreement, the Company received an upfront payment of $8,500 and will pay five annual interest payments on a notional amount of $85,000. Based on the cumulative performance of a portfolio of systematic foreign exchange trading strategies, the interest payments will have a minimum floor at 0.00% and a cap at 7.50%. As of December 31, 2007, the fair value of this product was a liability of $10,676.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

11.	Long-term Debt – (continued):

As of December 31, 2006 and 2007, the financial instruments’ fair values are liabilities of $3,384 and $16,788, respectively, of which $0 and $6,105 and $3,384 and $10,683 represent their current and long-term portion, respectively. As of December 31, 2007, the Company was not in compliance with one of its financial covenants (the Adjusted EBITDA covenant as defined by the bank), under one of its swap agreements (swap (v)) but has obtained a waiver up to and including December 31, 2008. In April 2008, the Company mutually agreed with the bank for the termination of this swap. The Company is in the process of restructuring all or part of the then outstanding liability of approximately $7,500, which was initially scheduled to be repaid up to September 30, 2008. Consequently its fair value is included in current portion of financial instruments. The 2006 and 2007 fair value change on these agreements was separately reflected in the accompanying consolidated statements of operations.

12.	Accrued Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2006	2007
Interest on long-term debt	630	2,261
Vessels’ operating and voyage expenses	10,262	6,935
General and administrative expenses	1,269	2,710
Total	12,161	11,906

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

13.	Commitments and Contingencies:

As at December 31, 2007 the Company had under construction six handymax Product / Chemical tankers scheduled for delivery between January and June 2009, at a total cost of $285,380. The remaining expected payments as of December 31, 2007 are $128,421 in 2008 and $114,152 in 2009.

In March and April 2006, the Company entered into Sale and Leaseback agreements for 13 vessels for a period of five to seven years. According to the terms of the transactions, 10% of the gross aggregate sales price, $55,000, has been withheld by the purchaser to serve as security for the due and punctual performance and observance of all the terms and conditions of the Company under the agreements. Following the re-acquisition of the four vessels (Note 9), 10% of the unpaid sales price of $20,640, was used to partially finance the re-acquisition. Consequently the amount that is currently withheld by the purchaser is $34,360. Not later than three months after the end of the bareboat charter period or upon the resale of the vessels by the purchaser, if earlier, $26,360 out of the $34,360 will become payable to the Company. According to the agreement with one of the owners-lessors for four vessels, the owner-lessor may forfeit a payment of up to $8,000, or may be required to pay up to $16,000, based on the residual value of these four vessels.

In December 2006, the Company and certain of its executive officers and directors were named as defendants in various class action securities complaints brought in the United States District Court, Southern District of New York ("the Court"), alleging violations of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, which have since been consolidated under the caption "In Re: Top Tankers, Inc. Securities Litigation," case no. 06-cv-13761 ("Putative Class Action Suits"). On or about January 11, 2007, the Company was also named as a nominal defendant in a derivative suit (the "Derivative Suit") in an action captioned Schwartz v. Jackson, et al., 07-cv-00246 (JSR). On or about June 19, 2007, the plaintiff in the Derivative Suit submitted a Notice of Voluntary Discontinuance Without Prejudice (the "Notice of Discontinuance") in which the plaintiff voluntarily discontinued the Derivative Suit against all defendants without prejudice. In that Notice of Discontinuance, the plaintiff remarked that (1) no defendant has been served in the action and (2) that neither plaintiff nor her counsel received any consideration for the discontinuance.

On December 18, 2007, the Court denied the motion to dismiss brought by the Company in connection with the Putative Class Action. The Court's decision also directed that the parties engage in limited discovery on certain specific issues, which discovery was to be completed by January 31, 2008. On January 3, 2008, the Company and the Individual Defendants filed their Answer and Affirmative Defenses to Plaintiff's Corrected and Amended Consolidated Class Action Complaint. On or about January 18, 2008, the parties reached a settlement agreement in principle whereby the plaintiff, on behalf of members of the Class who do not opt out, would dismiss all claims against the Company with prejudice in exchange for a settlement payment of $1,200. After being notified of the settlement agreement in principle, the Court held a conference with the parties on February 14, 2008 during which the basic terms of the settlement were disclosed to the Court. On April 25, 2008, plaintiff filed the motion for preliminary approval of the proposed settlement with the Court. On April 28, 2008, the Court entered an order preliminarily approving the proposed settlement and directing that notice be given to all potential members of the Class of the proposed settlement. The Court has ordered a hearing on July 31, 2008 to determine whether the settlement should be approved.  The settlement will be funded by the Directors and Officers' insurance carriers.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

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

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

14.	Sale and Leaseback of Vessels:

The Company entered into sales and leaseback transactions in 2005 and 2006 as follows:

(a)
In 2005, the Company sold the vessels Restless, Sovereign, Relentless, Invincible and Victorious and realized a total gain of $17,159. The Company entered into bareboat charter agreements to leaseback the same five vessels for a period of seven years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the seven-year lease period. Based on the Memoranda of Agreement dated April 24, 2007 and July 19, 2007, the owner and lessor of the Invincible, Victorious and Restless agreed to sell the vessels to a third party. The Company and the lessor mutually agreed to terminate the bareboat charters. The termination of the bareboat charters became effective upon the vessels’ delivery to their new owners, on July 11, 2007, August 27, 2007 and September 17, 2007, respectively. The unamortized deferred gain as of that date of $8,021 was recorded in full and is included in the 2007 Amortization of deferred gain on sale and leaseback of vessels;

(b)
In 2006, the Company sold the vessels Flawless, Timeless, Priceless, Stopless, Doubtless, Vanguard, Faithful, Spotless, Limitless, Endless, Stainless, Faultless and Noiseless to three unrelated parties (buyers/lessors) for $550,000; of which 90% or $495,000 was received upon closing of the sale. Simultaneous with the sale of the vessels, the Company entered into bareboat charter agreements to leaseback the same vessels for a period of five to seven years with no lease renewal option. Another unrelated party assumed in June 2006 the rights and obligations of one of the buyers/lessors through a novation agreement with no other changes to the terms and conditions of the agreements.

The obligations of the Company under the respective bareboat charter agreements were secured by the unpaid sales price representing 10% of the total sales price or $55,000. The unpaid sales price is payable to the Company within three months after the expiration of the individual bareboat charter agreements or termination of the agreements, if earlier. The collection of the unpaid sales price is secured by a second priority mortgage on the corresponding vessels with the Company having no recourse to the owners or investors of the buyers/lessors.

In addition, the agreements allow the buyers/lessors to sell the vessels covered by the bareboat charter agreements.  In respect of the agreements with one of the buyers/lessors, in the event of the sale of the vessels prior to the termination of the bareboat charter agreements corresponding to four vessels, the corresponding unpaid sales price, up to a maximum amount of $2,000 for each vessel, shall be used to cover any shortfall between the net sales proceeds and the sum of the: (i) outstanding amount under financing obtained by the buyer in connection with the acquisition of the vessel, and (ii) the principal amount of the investment made by the investors of the buyer/lessor.

The bareboat charter agreements are accounted for as operating leases and the gain on the sale of $41,420 was deferred and is being amortized to income over the lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection).

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

14.	Sale and Leaseback of Vessels – (continued):

Following the re-acquisition of vessels Limitless, Endless, Noiseless and Stainless, on May 31, 2007, as discussed in Note 9, the 10% unpaid sales price of $20,640 was used to partially finance the re-acquisition. The related bareboat charter agreements were terminated and the then unamortized deferred gain of $36,350 was recorded contra to the purchase price of the vessels.

The amortization of the deferred gain on sale and leaseback of vessels of $837, $8,110 and $15,610 for the years ended December 31, 2005, 2006 and 2007, respectively, is separately reflected in the accompanying consolidated statements of operations. During the years ended December 31, 2005, 2006 and 2007, lease payments relating to the bareboat charters of the vessels were $7,206, $96,302 and $94,118, respectively and are separately reflected as Charter hire expense in the accompanying consolidated statements of operations.

The Company’s future minimum lease payments required to be made after December 31, 2007, related to the foregoing bareboat charter agreements, are as follows:

Year ending December 31,	Amount
2008	72,022
2009	71,999
2010	71,999
2011	28,298
2012	14,032
2013	2,205
260,555

The sale and leaseback transactions entered into in 2006 contain financial covenants, calculated on a consolidated basis, requiring the Company to ensure that the net assets value of the Company’s vessels (owned and those covered by bareboat charter agreements) at all times exceed $125,000 and book equity at all times exceed $75,000. Furthermore, a minimum amount of $20,000 through December 15, 2006 and $25,000 thereafter and until the final date of the bareboat charters, shall be maintained on deposit by the Company. During the bareboat charter period, the Company will maintain consolidated cash balances of at least $25,000, as amended in September 2007, including the $20,000 / $25,000, mentioned above. The $25,000 required to be maintained is included in restricted cash in the consolidated balance sheet at December 31, 2007.

As disclosed above, a portion of the sales price (representing 10% of the gross aggregate sales price) in the amount of $34,360, following the re-acquisition of the four vessels discussed above and the related settlement of the 10% unpaid sales price of $20,640, has been withheld by the buyers/lessors and will be paid to the Company not later than three months after the end of bareboat charter period or upon the resale of the vessels, if earlier. Consequently, such unpaid sales price was recorded as a receivable at its discounted value. The discount will be accreted through deferred gain on sale and leaseback of vessels over the period of the bareboat charter agreements or through the date of the resale of the vessels, if earlier. As of December 31, 2007 the present value of the unpaid sales price was $22,628.

Furthermore, the Company has agreed with the lessors through a separate performance guarantee deeds that it irrevocably and unconditionally guarantees the prompt and punctual payment of all sums payable by the Company to the lessors under or pursuant to the agreements. The term of the performance guarantees covers the period of the leases.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

15.	Common Stock and Additional Paid-In Capital:

On May 10, May 27, 2004, July 22, 2005, December 17, 2007 and March 20, 2008, the Company’s Articles of Incorporation were amended. Under the amended articles of incorporation the Company was renamed to TOP Ships Inc. and currently, its authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share and 20,000,000 preferred shares with par value of $0.01. The Board of Directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

From April until July 2006 and from June until July 2007, the Company conducted at-the market sales of shares. A total of 1,302,454 and 1,435,874 shares of common stock, respectively, at par value of $0.01 were issued and sold at the market. The net proceeds to the Company totaled $26,916 and $29,370 in 2006 and 2007 respectively.

On December 5, 2007, the Company completed a follow on public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 8,050,000 shares of common stock at par value of $0.01 were issued for $9.00 per share. The net proceeds to the Company totaled $68,971.

Reverse Stock Split: On March 20, 2008, the Company effected a 1-for-3 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively restated to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of March 20, 2008 was decreased to 20,705,380, while the par value of the Company’s common shares remained unchanged at $0.01 per share.

As a result of the change in number of common shares assumed to be outstanding through March 20, 2008 and the change in accounting principle for dry-docking costs, earnings per common share for the years ended December 31, 2005, 2006 are restated as follows:

	Year ended December 31,
Earnings (loss) per share, basic and diluted	2005	2006	2007

Earnings (loss) per share before reverse stock split and change in accounting principle	$2.46	$0.47	$(1.36)
Change in accounting principle impact	$(0.41)	$(2.57)	-
Earnings (loss) per share, as adjusted for 2005 and 2006	$2.05	$(2.10)	$(1.36)
Reverse stock split impact	$4.92	$0.94	$(2.73)
Earnings (loss) per share, as restated for 2005 and 2006	$6.97	$(1.16)	$(4.09)

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

16.	Stock Incentive Plan:

On July 1, 2005, January 3, 2006 and July 6, 2006 (the “grant dates”) the Company granted restricted shares pursuant to the Company’s 2005 Stock Incentive Plan (“the Plan”), which was adopted in April 2005 to provide certain key persons (the “Participants”), on whose initiatives and efforts the successful conduct of the Company’s business depends, and who are responsible for the management, growth and protection of the Company’s business, with incentives to: (a) enter into and remain in the service of the Company, a Company’s subsidiary, or Company’s joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term performance of a Company subsidiary or Company joint venture. A total of 2,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Company’s Board of Directors. The granted shares have no exercise price and constitute a bonus in nature.

The Company’s Board of Directors administers the Plan and, on July 1, 2005, identified 45 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 83,283 new shares were granted, out of which 63,333 shares were granted to the Company’s CEO, 16,100 shares to 8 officers and independent members of the Board and the remaining 3,850 shares were granted to 36 employees. From the total of 19,950 shares granted to officers, independent members of the Board and employees, 416 shares were forfeited prior to the vesting date.

On January 3, 2006, the Company’s Board of Directors identified 29 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 41,666 new shares were granted, out of which 26,666 shares were granted to the Company’s CEO, 12,666 shares to 8 officers and independent members of the Board and the remaining 2,334 shares were granted to 20 employees. From the total of 15,000 shares granted to officers, independent members of the Board and employees, 366 shares were forfeited prior to the vesting date.

On July 6, 2006, the Company’s Board of Directors identified 60 key persons (including the Company’s CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the “Shares”) were granted. For this purpose 106,666 new shares were granted, out of which 73,750 shares were granted to the Company’s CEO, 22,666 shares to 8 officers and independent members of the Board and the remaining 10,250 shares were granted to 51 employees. From the total of 32,916 shares granted to officers, independent members of the Board and employees, 916 shares were forfeited prior to the vesting date.

The “Restricted Stock Agreements” were signed between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the Shares, subject to the following restrictions:

i.
Grants to Company’s CEO. The Company’s CEO shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares other than to a company, which is wholly owned by the Company’s CEO. The restrictions lapse on the earlier of (i) one year from the grant date or (ii) termination of the Company’s CEO employment with the Company for any reason.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

16.	Stock Incentive Plan – (continued):

ii.
Grants to Other Participants. The Participants (officers, independent members of the Board and Company’s employees) shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares. The restrictions lapse on one year from the grant date conditioned upon the Participant’s continued employment with the Company from the date of the agreement (i.e. July 1, 2005, January 3, 2006, or July 6, 2006) until the date the restrictions lapse (the “restricted period”).

As the shares granted to the Company’s CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

On the other hand, in the event another Participant’s employment with the Company terminates for any reason before the end of the restricted period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. Dividends earned during the restricted period will not be returned to the Company, even if the unvested shares are ultimately forfeited. As these Shares granted to other Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

On July 11, 2007, the Company granted 213,333 restricted shares pursuant to the Plan. Of the 213,333 new shares granted, 113,333 shares were granted to 6 Directors and the remaining 100,000 shares were granted to 2 officers and employees.

The shares will vest proportionally over a period of 4 years in equal installments. The following provisions apply for the following categories: i) Executive Directors: In case of change of control or termination of employment contract shares will immediately vest, with the exception of voluntary resignation or termination of employment for cause, where the shares will be forfeited; ii) Non-executive Directors: In case of change of control or cease to be a director shares will immediately vest, with the exception of voluntary resignation or cease to be a director for cause, where the shares will be forfeited; iii) Officers and employees: In case of change of control or termination of employment shares will immediately vest, with the exception of voluntary resignation or termination of employment for cause, where the shares will be forfeited.

The fair value of each share on the grant date was $23.97. The fair value of the non-vested shares granted amounted to $5,114 and will be recognized as compensation in the consolidated income statements over the four-year vesting period quarterly in sixteen equal installments.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

16.	Stock Incentive Plan – (continued):

A summary of the status of the Company’s vested and non-vested shares as of December 31, 2007 and movement during the years ended December 31, 2005, 2006 and 2007, is presented below:

	Number of non-vested shares	Weighted average grant date fair value per non- vested share
As at January 1, 2005	--	--
Granted	19,950	$47.46
Forfeited	(66)	$47.46
As at December 31, 2005	19,884	$47.46
Granted	47,916	$24.78
Vested	(19,534)	$38.13
Forfeited	(1,300)	$31.92
As at December 31, 2006	46,966	$28.62
Granted	213,333	$23.97
Vested	(46,634)	$24.78
Forfeited	(332)	$18.69
As at December 31, 2007	213,333	$23.97

Number of vested shares
As at January 1, 2005	--
Granted	63,333
As at December 31, 2005	63,333
Granted	100,416
Non-vested shares granted in 2005, vested during 2006	19,534
As at December 31, 2006	183,283
Non-vested shares granted in 2006, vested during 2007	46,634
As at December 31, 2007	229,917

Effective January 1, 2005, the Company adopted FASB Statement 123(R), Accounting for Stock Based Compensation (“Statement 123(R)”) to account for share-based payments. As the Company did not have share-based compensation arrangements prior to the date of adoption, all share-based compensation provided to employees (and those provided to non-employee directors for their services as directors) is recognized in accordance with the provisions of Statement 123(R) and classified as Other general and administrative expenses in the consolidated income statement.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

16.	Stock Incentive Plan – (continued):

The fair value of each share granted on July 1, 2005, January 3, 2006, July 6, 2006 and July 11, 2007 were $47.46, $38.13, $18.69 and $23.97, respectively, which are equal to the market value of the Company’s common stock on those dates. The grant date fair values of the vested shares granted to the CEO amounted to $3,006, $1,017, $1,378 and $0, respectively and were recognized in full as compensation in the third quarter of 2005, in the first quarter of 2006 and in the third quarter of 2006, respectively, on the grant dates. The grant date fair values of the non-vested shares granted to the remaining Participants, net of forfeitures, amounted to $927, $558, $598 and $5,114, respectively and were recognized ratably as compensation in the consolidated income statements over the vesting period, of which $472, $1,315 and $935 was recognized in the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, the total unrecognized compensation cost related to non-vested share awards is $4,475, which is expected to be recognized by June 30, 2011.

The dividends declared on shares granted under the Plan are recognized in the consolidated financial statements as a charge to retained earnings, except for the dividends declared on non-vested shares that are forfeited or expected to be forfeited before the end of the vesting period. In that case, dividends declared on such shares are recognized as additional compensation in the consolidated income statement.

Due to the low historical employee turnover, the Company’s management assumes that none of the non-vested shares will be forfeited before the end of the vesting period.

The amount of dividends on the granted shares, recognized as a charge to retained earnings, is presented in the following table:

Type of Shares granted	Quarterly Dividend per share	Special Dividend per share	Total Dividends
			Paid in year ended December 31, 2005
Vested	0.63	0.75	127
Non-vested	0.63	0.75	40

Type of Shares granted	Quarterly Dividend per share	Special Dividend per share	Total Dividends
			Paid in year ended December 31, 2006
Vested	0.63	22.50	2,082
Non-vested	0.63	22.50	807

No dividends were paid in the year ended December 31, 2007.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

17.	Earnings Per Common Share:

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

The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Year Ended December 31,
	2005	2006	2007

Net Income (loss) as reported:	$64,921	$(11,005)	$(49,076)

Less: Dividends declared during the year for non-vested shares	(40)	(807)	-

Net income (loss) available to common shareholders	$64,881	$(11,812)	$(49,076)

Weighted average common shares outstanding, basic	9,308,923	10,183,424	11,986,857

Add: Dilutive effect of non-vested shares	1,747	-	-

Weighted average common shares outstanding, diluted	9,310,670	10,183,424	11,986,857

Earnings (loss) per share, basic and diluted	$6.97	$(1.16)	$(4.09)

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

18.	Voyage and Other Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

Voyage Expenses	Year Ended December 31,
	2005	2006	2007
Port charges	9,271	11,265	15,473
Bunkers	19,893	33,937	36,867
Commissions	7,725	10,149	7,074
Total	36,889	55,351	59,414

Other Vessel Operating Expenses	Year Ended December 31,
	2005	2006	2007
Crew wages and related costs	18,119	26,919	27,721
Insurance	6,561	7,000	6,191
Repairs and maintenance	11,449	16,330	18,758
Spares and consumable stores	10,992	15,668	15,177
Taxes (Note 21)	194	165	67
Total	47,315	66,082	67,914

In February 2007, a ballast tanks cleaning process was performed on the Faultless. The vessel resumed operations in March 2007. The Company incurred $2,505 in expenses associated with the cleaning process, which are included in Other vessel operating and voyage expenses for the year ended December 31, 2007. These expenses have been partially offset by $1,852 of insurance recoveries.

In December 2007, the main engine of M/T Faultless was reported to have broken down and the vessel was blacked out. Consequently, salvage operations have been performed to the vessel, cost of which approximates $3,000. As of December 31, 2007, $1,288 relating to the salvage services is included in Other vessel operating expenses.

19.	Leases:

In January 2006, the Manager entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee’s option for an extension of ten years. The monthly rent is Euro 120,000 adjusted annually for inflation increase plus 1%. Other general and administrative expenses for the years ended December 31, 2006 and 2007 include $1,272 and $2,097, respectively, of office rentals. In November 2007, the agreement was amended and the new monthly rent starting February 2008 will be Euro 116,010, with all other terms remaining unchanged. The minimum rentals payable under non-cancelable operating leases for each of the years ending December 31, 2008 through May 1, 2018 before any adjustment for inflation (approximately 3% annually) and annual increase (1%), translated using the exchange rate of $/Euro at December 31, 2007 are:

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

19.	Leases – (continued):

Year	Amount
2008	2,140
2009	2,127
2010	2,127
2011	2,127
2012	2,127
2013 and thereafter	11,344
21,992

In February 2007, Top Tankers (U.K) Limited entered into a lease agreement for office space in London. The agreement was for duration of 9 months ending November 2007. The monthly lease was Great Britain Pounds (“GBP”) 5,300, payable monthly in advance. In May 2007, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The previous lease agreement was early terminated and therefore the lease was payable up to August 2007. The new lease agreement is valid from June 2007 and shall continue until either party shall give to the other one calendar month written notice. The new annual lease is Great Britain Pounds (“GBP”) 20,000, payable quarterly in advance. Other general and administrative expenses for the years ended December 31, 2005, 2006 and 2007 include $173, $175 and $129, respectively, of office rentals.

20.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year Ended December 31,
	2005	2006	2007
Interest on long-term debt (Note 11)	19,700	20,784	18,023
Less: Capitalized interest (Note 8)	-	(34)	(2,661)
Bank charges	568	1,158	875
Amortization and write-off of financing fees	1,407	4,534	2,081
Total	21,675	26,442	18,318

21.	Income Taxes:

Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in vessels’ operating expenses in the accompanying consolidated statements of operations.

Pursuant to the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

21.	Income Taxes – (continued):

Under the regulations, a Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing more than 50 percent of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

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

22.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable due to suppliers, interest rate swap agreements and an interest rate derivative product.

(a)	Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 11.

(b)
Concentration of Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

(c)
Fair value: The carrying values of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans discussed in Note 11 bearing interest at variable interest rates approximates the recorded value. The carrying value of the interest rate swap agreements and the interest rate derivative product represents their fair value as the fair value estimates the amount the Company would have paid, had the interest rate swap agreements and the interest rate derivative product been terminated on the balance sheet date.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

23.	Subsequent Events:

(a)
Sale of Vessels: i) on December 6, 2007, the Company entered into an agreement to sell the vessel M/T Noiseless to an unrelated party for a consideration of $48,000, resulting in a gain of approximately $580, which was recognized upon the delivery of the vessel to the buyer, on January 30, 2008. Following the sale of the vessel the then outstanding loan amount of $28,156 was fully repaid, ii) based on the Memorandum of Agreement dated January 31, 2008, the Company agreed to sell the vessel M/T Stainless to an unrelated party for a consideration of $46,000. On January 31, 2008 the vessel entered into a bareboat charter with the buyer until July 31, 2008 (the vessel’s delivery date), at a daily bareboat hire of $20. All bareboat hire payments made up to the vessel’s delivery date will be deducted from the purchase price. According to the terms of the bareboat charter the Company collected in advance an amount of $2,500 from the buyers as a security of their obligation to purchase the vessel, ii) on April 1, 2008, the Company entered into an agreement to sell the vessel M/V Bertram to an unrelated party for a consideration of $46,500. The vessel was delivered to its new onwers, on April 16, 2008. Following the sale of the vessel the then outstanding loan amount of $26,535 was fully repaid.

(b)
Vessels acquisitions: i) on February 1, 2008, the Company took delivery of the drybulk vessel Voc Gallant. The acquisition cost of $54,500 was partially financed through long-term bank loan of $33,232, maturing in February 2015. The loan which was originally amounted $35,078 and was part of the $95,000 loan discussed in Note 11(f) and (g), was partially prepaid by $1,846. The credit facility was subject to a 1% arrangement fee paid in 2007. The credit facility bears interest at LIBOR plus a margin. The vessel will be chartered back to sellers for a period of eighteen months at a daily net rate of $25,650 on bareboat basis, ii) on March 7, 2008, the Company took delivery of the drybulk vessel Pepito. The acquisition cost of $74,000 was partially financed through long-term bank loan of $50,000, maturing in March 2015 (Note 11 (a)), iii) on May 1, 2008, the Company took delivery of the drybulk vessel Astrale. The acquisition cost of $74,000 was partially financed through long-term bank loan of $48,000, maturing in April 2013, for which the Company paid an arrangement fee of $600.

(c)
Restricted shares: On January 22, 2008, the Company granted 197,560 restricted shares pursuant to the Company’s Incentive Plan (“the Plan”), discussed in Note 16. All the 197,560 new shares were granted to 2 officers and employees. The shares will vest proportionally over a period of 4 years in equal installments with the following provisions: In case of change of control or termination of employment shares will immediately vest, with the exception of voluntary resignation or termination of employment for cause, where the shares will be forfeited. The fair value of each share on the grant date was $6.69. The fair value of the non-vested shares granted amounted to $1,322 and will be recognized as compensation in the consolidated income statements over the four-year vesting period.

(d)
Advances for vessels under construction: In March and May 2008, the Company paid the second installment of $28,488, for the construction of four vessels, of which $20,000 was drawn down from the revolving credit facility discussed in Note 11(a). Following the first drawdown in March 2008, the Company restructured the revolving credit facility by amending the revolver limit from $65,000 to $30,000. The amended revolving credit facility is currently payable in twenty equal quarterly installments, starting on November 30, 2008, plus a balloon installment payable together with the last installment.

(e)
Bareboat charter termination: Based on the Memorandum of Agreement dated March 6, 2008, the owner and lessor of M/T Faultless agreed to sell the vessel to a third party. The Company and the lessor mutually agreed to terminate the bareboat charter. The Company had sold the vessel in 2006 in a sale and lease-back transaction. The termination of the bareboat charter became effective upon the vessel’s delivery to its new owners, on March 31, 2008.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

23.	Subsequent Events – (continued):

(f)
Short-term loan: In March 2008, the Company entered into an agreement with a finance firm to borrow the amount of Euros 3,280,000 for a period of three months for working capital purposes. The loan bears interest at Euribor plus 700 basis points and was repayable in either cash or stock of the Company.  In April 2008, this loan was repaid by the issuance of unregistered common shares, as part of the private placement discussed in Note 23(g).

(g)
Private placement: In April 2008, the Company privately placed 7.3 million common unregistered shares for aggregate proceeds of approximately $51,000 with various investors. The 7.3 million shares were sold for $7.00 per share, which represents a discount of 15.5 percent based on the closing share price of $8.28 on April 23, 2008. The facility under (f) above was repaid with unregistered shares of the Company, and is included in this private placement. Following the private placement, the Company prepaid in May 2008, $15,500 from the bridge loan discussed below.

	(h)	Bridge loan maturity extension: In April 2008, the Company agreed to extend the maturity of its $31,000 bridge loan until September 30, 2008, for which the Company paid a fee of $450.

(i)
Interest rate swap: In March 2008, the Company entered into an interest rate swap agreement for a notional amortizing amount of $26,239 for a five year period. Based on this agreement, the Company will pay a fixed rate of the three-month U.S. Dollar Libor multiplied with the factor 0.95 per annum if the three month U.S. Dollar Libor is between 1.50% and 4.84%. In case the U.S. Dollar Libor is lower than 1.50% or higher 4.84%, the Company will pay a fixed rate of 4.60% per annum for that period.

ITEM 19.                      EXHIBITS

Number	Description of Exhibits
1.1	Amended and Restated Articles of Incorporation of TOP SHIPS INC. (1)
1.2	Amendment to Amended and Restated Articles of Incorporation of TOP SHIPS INC. (2)
1.3	Amended and Restated By-Laws of the Company, as adopted on February 28, 2007 (3)
4.1	TOP SHIPS INC. 2005 Stock Option Plan (4)
4.2	Loan Agreement between the Company and the Royal Bank of Scotland plc dated August 10, 2004 and supplemented September 30, 2004 (5)
4.3	Loan Agreement between the Company and DVB Bank dated March 10, 2005(6).
4.4	Credit Facility between the Company and the Royal Bank of Scotland dated November 1, 2005 (7)
4.4.1	Supplement to credit facility between the Company and the Royal Bank of Scotland dated December 21, 2006 (8)
4.5	Credit Facility between the Company and HSH NORDBANK, AG, dated November 7, 2005(9)
4.6	Sales Agreement between the Company and Cantor Fitzgerald & Co. dated April 13, 2006(10)
4.7	Shareholder Rights Agreement with Computershare Investor Services, LLC, as Rights Agent as of August 19, 2005 (11)
4.8	Memorandum of Agreement by and between Kisavos Shipping Company Limited and Komarf Hope 27 Shipping Company dated March 9, 2006 relating to the purchase and sale of the M/T Priceless (12)
4.9	Charter party by and between Kisavos Shipping Company Limited and Komarf Hope 27 Shipping Company in relation to the M/T Priceless, dated March 9, 2006 (13)
4.10	Quadripartite Agreement by and among the Company, Kisavos Shipping Company Limited, Komarf Hope 27 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Priceless (14)
4.11	Guarantee given by the Company to Komarf Hope 27 Shipping Co. dated March 15, 2006 in connection with the charter party relating to the M/T Priceless (15)
4.12	Memorandum of Agreement by and between Taygetus Shipping Company Limited and Komarf Hope 28 Shipping Co. dated March 9, 2006 relating to the purchase and sale of the M/T Timeless (16)

4.13	Charter party by and between Taygetus Shipping Company Limited and Komarf Hope 28 Shipping Co. in relation to the Timeless, dated March 9, 2006 (17)
4.14	Quadripartite Agreement by and among the Company, Taygetus Shipping Company Limited, Komarf Hope 28 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Timeless (18)
4.15	Guarantee given by the Company to Komarf Hope 28 Shipping Co., dated March 15, 2006 in connection with the charter party relating to the M/T Timeless (19)
4.16	Memorandum of Agreement by and between Pylio Shipping Company Limited and Komarf Hope 29. Shipping Co. dated March 9, 2006 relating to the purchase and sale of the M/T Flawless (20)
4.17	Charter party by and between Pylio Shipping Company Limited and Komarf Hope 29 Shipping Co. in relation to the M/T Flawless, dated March 9, 2006 (21)
4.18	Quadripartite Agreement by and among the Company, Pylio Shipping Company Limited, Komarf Hope 29 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Flawless (22)
4.19	Guarantee given by the Company to Komarf Hope 29 Shipping Co., dated March 15, 2006 in connection with the charter party relating to the M/T Flawless (23)
4.20	Memorandum of Agreement by and between Vitsi Shipping Company Limited and Komarf Hope 30 Shipping Co. dated March 9, 2006 relating to the purchase and sale of the M/T Stopless (24)
4.21	Charter party by and between Vitsi Shipping Company Limited and Komarf Hope 30 Shipping Co. in relation to the Stopless, dated March 9, 2006 (25)
4.22	Quadripartite Agreement by and among the Company, Vitsi Shipping Company Limited, Komarf Hope 30 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Stopless (26)
4.23	Guarantee given by the Company to Komarf Hope 30 Shipping Co., dated March 15, 2006 in connection with the charter party relating to the M/T Stopless (27)
4.24	Memorandum of Agreement by and between Parnasos Shipping Company Limited Partankers III AS, dated March 4, 2006 relating to the purchase and sale of the M/T Faultless (28)
4.25	Charter party by and between Parnasos Shipping Company Limited and Partankers III AS, in relation to the M/T Faultless, dated April 4, 2006 (29)
4.26	Memorandum of Agreement by and between Imitos Shipping Company Limited Partankers III AS, dated March 4, 2006 relating to the purchase and sale of the M/T Noiseless (30)
4.27	Charter party by and between Imitos Shipping Company Limited and Partankers III AS, in relation to the M/T Noiseless, dated April 4, 2006 (31)

4.28	Memorandum of Agreement by and between Parnis Shipping Company Limited Partankers III AS, dated March 4, 2006 relating to the purchase and sale of the M/T Stainless (32)
4.29	Charter party by and between Parnis Shipping Company Limited and Partankers III AS, in relation to the M/T Stainless, dated April 4, 2006 (33)
4.30	Memorandum of Agreement by and between Mytikas Shipping Company Limited and Partankers III AS dated April 4, 2006 relating to the purchase and sale of the M/T Limitless (34)
4.31	Charter party by and between Mytkas Shipping Company Limited and Partankers III AS in relation to the M/T Limitless, dated April 4, 2006 (35)
4.32	Memorandum of Agreement by and between Litochoro Shipping Company Limited and Partankers III AS dated April 4, 2006 relating to the purchase and sale of the M/T Endless (36)
4.33	Charter party by and between Litochoro Shipping Company Limited and Partankers III AS in relation to the M/T Endless, dated April 4, 2006 (37)
4.34
Guarantee given by the Company to Partankers III AS in connection with the charter parties relating to the M/T Faultless, M/T Stainless, M/T Noiseless, M/V Limitless, M/V Endless dated April 4, 2006 (38)

4.35	Memorandum of Agreement by and between Idi Shipping Company Limited and Kemp Maritime S.A. dated March 14, 2006 relating to the purchase and sale of the M/T Spotless (39)
4.36	Charter party by and between Idi Shipping Company Limited and Kemp Maritime S.A. in relation to the M/T Spotless, dated March 14, 2006 (40)
4.37	Quadripartite Agreement by and among the Company, Idi Shipping Company Limited, Kemp Maritime S.A. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Spotless (41)
4.38
Second Priority Quadripartite Agreement by and among the Company, Idi Shipping Company Limited, Kemp Maritime S.A. and Mass Capital Investments B.V. dated March 15, 2006 relating to the M/T Spotless (42)

4.39	Guarantee given by the Company to Kemp Maritime S.A. dated March 14, 2006 in connection with the charter party relating to the M/T Spotless (43)
4.40	Memorandum of Agreement by and between Falarko Shipping Company Limited and Tucker Navigation Co. dated March 14, 2006 relating to the purchase and sale of the M/T Doubtless (44)
4.41	Charter party by and between Falarko Shipping Company Limited and Tucker Navigation Co. in relation to the M/T Doubtless, dated March 14, 2006 (45)

4.42	Quadripartite Agreement by and among the Company, Falarko Shipping Company Limited, Tucker Navigation Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Doubtless (46)
4.43
Second Priority Quadripartite Agreement by and among the Company, Falarko Shipping Company Limited, Tucker Navigation Co. and Mass Capital Investments B.V. dated March 15, 2006 relating to the M/T Doubtless (47)

4.44	Guarantee given by the Company to Tucker Navigation Co. dated March 14, 2006 in connection with the charter party relating to the M/T Doubtless (48)
4.45	Memorandum of Agreement by and between Pageon Shipping Company Limited and Comoros Shipping Limited dated March 14, 2006 relating to the purchase and sale of the M/T Vanguard (49)
4.46	Charter party by and between Pageon Shipping Company Limited and Comoros Shipping Limited. in relation to the M/T Vanguard, dated March 14, 2006 (50)
4.47	Quadripartite Agreement by and among the Company, Pageaon Shipping Company Limited, Comoros Shipping Limited and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Vanguard (51)
4.48
Second Priority Quadripartite Agreement by and among the Company, Pageon Shipping Company Limited, Comoros Shipping Limited and Mass Capital Investments B.V. dated March 15, 2006 relating to the M/V Vanguard (52)

4.49	Guarantee given by the Company to Comoros Shipping Limited. dated March 14, 2006 in connection with the charter party relating to the M/V Vanguard (53)
4.50	Memorandum of Agreement by and between Gramos Shipping Company Limited and Starcraft Marine Co. dated March 14, 2006 relating to the purchase and sale of the M/T Faithful (54)
4.51	Charter party by and between Gramos Shipping Company Limited and Starcraft Marine Co. in relation to the M/T Faithful, dated March 14, 2006 (55)
4.52	Quadripartite Agreement by and among the Company, Gramos Shipping Company Limited, Starcraft Marine Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Faithful (56)
4.53
Second Priority Quadripartite Agreement by and among the Company, Gramos Shipping Company Limited Starcraft Marine Co. and Mass Capital Investments B.V. dated March 15, 2006 relating to the M/T Faithful (57)

4.54	Guarantee given by the Company to Starcraft Marine Co. dated March 14, 2006 in connection with the charter party relating to the M/T Faithful (58)
4.55
Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Spotless made by and among Idi Shipping Company Limited, Kemp Maritime S.A. and ICON Spotless LLC dated June 16, 2006 (59)

4.56	Addendum No. 1 to charter party by and between Idi Shipping Company Limited and Kemp Maritime S.A. in relation to the M.V. Spotless, dated March 14, 2006 dated June 16, 2006 (60)
4.57	Quadripartite Agreement by and among the Company, Idi Shipping Company ICON Spotless LLC and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Spotless (61)
4.58	Guarantee given by the Company to ICON Spotless LLC dated June 13, 2006 in connection with the charter party relating to the M/T Spotless (62)
4.59
Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Doubtless made by and among Falarko Shipping Company Limited, Tucker Navigation Co. and ICON Spotless LLC dated June 16, 2006 (63)

4.60	Addendum No. 1 to charter party by and between Falarko Shipping Company Limited and Tucker Navigation Co. in relation to the M.V. Doubtless, dated March 14, 2006 dated June 16, 2006 (64)
4.61	Quadripartite Agreement by and among the Company, Falarko Shipping Company ICON Spotless LLC and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Doubtless (65)
4.62	Guarantee given by the Company to ICON Spotless LLC dated June 13, 2006 in connection with the charter party relating to the M/T Doubtless (66)
4.63
Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Vanguard made by and among Pageon Shipping Company Limited, Comoros Shipping Limited and Isomar Marine Company Limited dated June 16, 2006 (67)

4.64	Addendum No. 1 to charter party by and between Pageon Shipping Company Limited and Comoros Shipping Limited in relation to the M.V. Vanguard, dated March 14, 2006 dated June 16, 2006 (68)
4.65	Quadripartite Agreement by and among the Company, Pageon Shipping Company Isomar Marine Company Limited and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Doubtless (69)
4.66	Guarantee given by the Company to Isomar Shipping Company Limited dated June 13, 2006 in connection with the charter party relating to the M/T Vanguard (70)
4.67
Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Faithful made by and among Gramos Shipping Company Limited, Starcraft Marine Co. and ICON Faithful LLC dated June 16, 2006 (71)

4.68	Addendum No. 1 to charter party by and between Gramos Shipping Company Limited and Starcraft Marine Co. in relation to the M.V. Faithful, dated March 14, 2006 dated June 16, 2006 (72)
4.69	Quadripartite Agreement by and among the Company, Gramos Shipping Company ICON Faithful LLC and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Faithful (73)

4.70	Guarantee given by the Company to ICON Faithful LLC dated June 13, 2006 in connection with the charter party relating to the M/T Faithful (74)
4.71	Sales Agreement with Deutsche Bank Securities relating to issuing and selling an agreed upon number of shares of common stock through Deutsch Bank Securities. (75)
8.1	List of subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Chief Financial Officer
13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Independent Registered Public Accounting Firm

_________________________

(1)	Incorporated by reference from Exhibit 3.1 to the company’s Registration Statement on Form F-1, filed on October 18, 2004 (File No. 333-119806).

(2)	Incorporated by reference from Exhibit 1.2 to the company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(3)	Incorporated by reference from our 6-K filed on March 9, 2007

(4)	Incorporated by reference from Exhibit 4.1 to the Company’s Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859)

(5)	Incorporated by reference from Exhibit 10.1 to the Company's Registration Statement on Form F-1, filed on November 12, 2004 (File No. 333-119806).

(6)	Incorporated by reference from Exhibit 4.3 to the Company’s Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859)

(7)	Incorporated by reference from Exhibit 4.4 to the Company’s Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859)

(8)	Incorporated by reference from Exhibit 4.4.1 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(9)	Incorporated by reference from Exhibit 4.5 to the Company’s Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859)

(10)	Incorporated by reference from Exhibit 4.6 to the Company’s Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859)

(11)	Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8A (File No. 000-50859).

(12)	Incorporated by reference from Exhibit 4.8 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(13)	Incorporated by reference from Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(14)	Incorporated by reference from Exhibit 4.10 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(15)	Incorporated by reference from Exhibit 4.11 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(16)	Incorporated by reference from Exhibit 4.12 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(17)	Incorporated by reference from Exhibit 4.13 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(18)	Incorporated by reference from Exhibit 4.14 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(19)	Incorporated by reference from Exhibit 4.15 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(20)	Incorporated by reference from Exhibit 4.16 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(21)	Incorporated by reference from Exhibit 4.17 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(22)	Incorporated by reference from Exhibit 4.18 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(23)	Incorporated by reference from Exhibit 4.19 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(24)	Incorporated by reference from Exhibit 4.20 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(25)	Incorporated by reference from Exhibit 4.21 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(26)	Incorporated by reference from Exhibit 4.22 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(27)	Incorporated by reference from Exhibit 4.23 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(28)	Incorporated by reference from Exhibit 4.24 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(29)	Incorporated by reference from Exhibit 4.25 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(30)	Incorporated by reference from Exhibit 4.26 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(31)	Incorporated by reference from Exhibit 4.27 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(32)	Incorporated by reference from Exhibit 4.28 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(33)	Incorporated by reference from Exhibit 4.29 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(34)	Incorporated by reference from Exhibit 4.30 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(35)	Incorporated by reference from Exhibit 4.31 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(36)	Incorporated by reference from Exhibit 4.32 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(37)	Incorporated by reference from Exhibit 4.33 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(38)	Incorporated by reference from Exhibit 4.34 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(39)	Incorporated by reference from Exhibit 4.35 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(40)	Incorporated by reference from Exhibit 4.36 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(41)	Incorporated by reference from Exhibit 4.37 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(42)	Incorporated by reference from Exhibit 4.38 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(43)	Incorporated by reference from Exhibit 4.39 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(44)	Incorporated by reference from Exhibit 4.40 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(45)	Incorporated by reference from Exhibit 4.41 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(46)	Incorporated by reference from Exhibit 4.42 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(47)	Incorporated by reference from Exhibit 4.43 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(48)	Incorporated by reference from Exhibit 4.44 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(49)	Incorporated by reference from Exhibit 4.45 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(50)	Incorporated by reference from Exhibit 4.46 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(51)	Incorporated by reference from Exhibit 4.47 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(52)	Incorporated by reference from Exhibit 4.48 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(53)	Incorporated by reference from Exhibit 4.49 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(54)	Incorporated by reference from Exhibit 4.50 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(55)	Incorporated by reference from Exhibit 4.51 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(56)	Incorporated by reference from Exhibit 4.52 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(57)	Incorporated by reference from Exhibit 4.53 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(58)	Incorporated by reference from Exhibit 4.54 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(59)	Incorporated by reference from Exhibit 4.55 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(60)	Incorporated by reference from Exhibit 4.56 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(61)	Incorporated by reference from Exhibit 4.57 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(62)	Incorporated by reference from Exhibit 4.58 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(63)	Incorporated by reference from Exhibit 4.59 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(64)	Incorporated by reference from Exhibit 4.60 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(65)	Incorporated by reference from Exhibit 4.61 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(66)	Incorporated by reference from Exhibit 4.62 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(67)	Incorporated by reference from Exhibit 4.63 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(68)	Incorporated by reference from Exhibit 4.64 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(69)	Incorporated by reference from Exhibit 4.65 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(70)	Incorporated by reference from Exhibit 4.66 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(71)	Incorporated by reference from Exhibit 4.67 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(72)	Incorporated by reference from Exhibit 4.68 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(73)	Incorporated by reference from Exhibit 4.69 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(74)	Incorporated by reference from Exhibit 4.70 to the Company’s Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(75)	Incorporated by reference from our 6-K filed on June 13, 2007

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TOP SHIPS INC.

	By:	/s/ Evangelos Pistiolis
Name: Evangelos Pistiolis Title: Chief Executive Officer
May 21, 2008