Form 20-F
period 2008-12-31
TOP SHIPS INC.
filed 2009-06-29
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number 000-50859

TOP SHIPS INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece
(Address of principal executive offices)

Alexandros Tsirikos, (Tel) +30 210 8128180, atsirikos@topships.org, (Fax) +30 210 6141273, 1 Vas.
Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock par value $0.01 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2008, 29,901,048 shares of Common Stock, par value $0.01 per share.

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   |    |           Accelerated filer | X |          Non-accelerated filer |   |

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

X	U.S. GAAP

International Financial Reporting Standards as issued by the International
Accounting Standards Board

Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

TOP SHIPS INC. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operating including requirements for double hull tankers, changes in TOP SHIPS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in the price of our capital investments, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or the SEC.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Unless the context otherwise requires, as used in this report, the terms ''Company,'' ''we,'' ''us,'' and ''our'' refer to TOP SHIPS INC. and all of its subsidiaries, and ''TOP SHIPS INC.'' refers only to TOP SHIPS INC. and not to its subsidiaries. We use the term deadweight ton or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

A.           Selected Financial Data

The following table sets forth the selected historical consolidated financial data and other operating data of TOP SHIPS INC. and its predecessors for the years ended December 31, 2004, 2005, 2006, 2007 and 2008. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data of TOP SHIPS INC. and its predecessors in the table are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and have been audited for the years ended December 31, 2004 and 2005 by Ernst & Young (Hellas) Certified Auditors Accountants S.A, or Ernst and Young, and for the years ended December 31, 2006, 2007 and 2008 by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, both independent registered public accounting firms.

	Year Ended December 31,

Dollars in thousands, except per share data and average daily results	2004	2005	2006	2007	2008
INCOME STATEMENT DATA
Revenues	$93,829	$244,215	$310,043	$252,259	$257,380
Voyage expenses	16,898	36,889	55,351	59,414	38,656
Charter hire expense	-	7,206	96,302	94,118	53,684
Amortization of deferred gain on sale and leaseback of vessels	-	(837)	(8,110)	(15,610)	(18,707)
Other vessel operating expenses	16,859	47,315	66,082	67,914	67,114
Dry-docking costs	7,365	10,478	39,333	25,094	10,036
General and administrative expenses (1)	8,579	23,818	23,016	24,824	31,473
Foreign currency (gains) losses, net	75	(68)	255	176	(85)
Gain on sale of vessels	(1,889)	(10,831)	(12,667)	(1,961)	(19,178)
Depreciation	13,108	47,055	35,266	27,408	32,664

Total operating expenses	60,995	161,025	294,828	281,377	195,657
Operating income (loss)	32,834	83,190	15,215	(29,118)	61,723
Interest and finance costs	(4,839)	(19,430)	(27,030)	(19,518)	(25,764)
Gain / (loss) on financial instruments	(362)	(747)	(2,145)	(3,704)	(12,024)
Interest income	481	1,774	3,022	3,248	1,831
Other income (expense), net	80	134	(67)	16	(127)

Net income (loss)	$28,194	$64,921	$(11,005)	$(49,076)	$25,639

Earnings (loss) per share, basic and diluted	$6.54	$6.97	$(1.16)	$(4.09)	$1.01
Weighted average common shares outstanding, basic	4,307,483	9,308,923	10,183,424	11,986,857	25,445,031
Weighted average common shares outstanding, diluted	4,307,483	9,310,670	10,183,424	11,986,857	25,445,031

Dividends declared per share	$1.80	$2.64	$23.13	-	-

Dollars in thousands, except per share data and average daily results	2004	2005	2006	2007	2008
BALANCE SHEET DATA, at end of period
Current assets	$141,051	$67,574	$72,799	$102,161	$57,088
Total assets	533,138	970,386	490,885	776,917	698,375
Current liabilities, including current portion of long-term debt	42,811	76,143	45,416	153,290	386,934
Total long-term debt, including current portion	194,806	564,103	218,052	438,884	342,479
Common Stock	278	280	108	205	283
Stockholders' equity	315,061	359,147	161,198	211,408	292,051

FLEET DATA
Total number of vessels at end of period	15.0	27.0	24.0	23.0	12.0
Average number of vessels (2)	9.6	21.7	26.7	22.4	18.8
Total voyage days for fleet (3)	3,215	7,436	8,634	7,032	6,099
Total time charter days for fleet	1,780	5,567	6,223	4,720	5,064
Total spot market days for fleet	1,435	1,869	2,411	2,312	1,035
Total calendar days for fleet (4)	3,517	7,905	9,747	8,176	6,875
Fleet utilization (5)	91.4%	94.1%	88.6%	86.0%	88.7%

AVERAGE DAILY RESULTS
Time charter equivalent (6)	$23,929	$27,881	$29,499	$27,424	$35,862
Other vessel operating expenses (7)	4,794	5,985	6,780	8,307	9.762
General and administrative expenses (8)	2,439	3,013	2,361	3,036	4,578

(1)
General and administrative expenses include, sub-manager fees and other general and administrative expenses. During 2004, 2005, 2006, 2007 and 2008, we paid to the members of our senior management and to our directors' aggregate compensation of approximately $4.4 million, $8.1 million, $4.2 million, $4.8 million and $5.6 million respectively.

(2)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(3)
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(4)	Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(5)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by voyage days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

(7)
Daily other vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing other vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

The following table reflects reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and calculation of the TCE rate (all amounts are expressed in thousands of U.S. dollars, except for Average Daily Time Charter Equivalent amounts and Total Voyage Days):

	2004	2005	2006	2007	2008
On a consolidated basis
Revenues	$93,829	$244,215	$310,043	$252,259	$257,380
Less:
Voyage expenses	(16,898)	(36,889)	(55,351)	(59,414)	(38,656)

Time charter equivalent revenues	$76,931	$207,326	$254,692	$192,845	$218,724

Total voyage days	3,215	7,436	8,634	7,032	6,099
Average Daily Time Charter Equivalent	$23,929	$27,881	$29,499	$27,424	$35,862

	2004	2005	2006	2007	2008
Tanker Fleet
Revenues	$93,829	$244,215	$310,043	$248,944	$163,995
Less:
Voyage expenses	(16,898)	(36,889)	(55,351)	(59,253)	(34,215)

Time charter equivalent revenues	$76,931	$207,326	$254,692	$189,691	$129,780

Total voyage days	3,215	7,436	8,634	6,991	4,357
Average Daily Time Charter Equivalent	$23,929	$27,881	$29,499	$27,134	$29,786

	2007	2008
Drybulk Fleet
Revenues	$1,902	$71,590
Less:
Voyage expenses	(161)	(4,441)

Time charter equivalent revenues	$1,741	$67,149

Total voyage days	41	1,742
Average Daily Time Charter Equivalent	$42,463	$38,547

B.           Capitalization and Indebtedness

Not Applicable.

C.           Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

The following risks relate principally to the industries in which we operate and our business in general. Any of the risk factors could materially and adversely affect our business, financial condition or operating results and the trading price of our common stock.

Risks Related to Our Industries

The international tanker and drybulk industries are both cyclical and volatile and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and our results of operations

The international tanker and drybulk industries in which we operate are cyclical with attendant volatility in charter hire rates, vessel values and industry profitability. For both tankers and drybulk vessels, the degree of charter rate volatility among different types of vessels has varied widely. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline. Our current fleet deployment consists mainly of long term time charters and long term bareboat charters which limits significantly our exposure to charter rate volatility and its effect on our result of operations. We are nonetheless exposed to changes in spot rates for one of our drybulk vessels that do not have long term charter coverage. Additionally, changes in spot rates in the tanker sector and the drybulk sector can affect the value of respective vessels at any given time despite the existence of long term employment contracts. Our ability to re-charter our vessels on the expiration or termination of their current time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker and drybulk market.

The factors affecting the supply and demand for our vessels are outside our control and are unpredictable. The nature, timing, direction and degree of changes in tanker and drybulk industry conditions are also unpredictable. Factors that influence demand for tanker and drybulk vessel capacity include:

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

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of oceangoing vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel;

•	vessel casualties;

•	potential conversion of vessels to alternative use;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion;

•	the number of vessels that are out of service at a given time; and

•	changes in global crude oil and drybulk commodity production.

The international tanker and drybulk shipping industries have experienced drastic downturns after experiencing historically high charter rates and vessel values in the recent past, and a continued downturn in these markets may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants.

The Baltic Drybulk Index, or BDI, a U.S. dollar daily average of charter rates issued by the London based Baltic Exchange (an organization providing maritime market information for the trading and settlement of physical and derivative contracts) that takes into account input from brokers around the world regarding fixtures for various routes, dry cargoes and various drybulk vessel sizes, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. The decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements. The BDI has since risen to 4,026 as of June 17, 2009. However, there can be no assurance that the drybulk charter market will continue to experience recovery over the next several months and the market could decline from its current level.

The Baltic Dirty Tanker Index, a U.S. dollar daily average of charter rates issued by the London based Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes various tanker vessel sizes,  declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%. The Baltic Clean Tanker Index has fallen over 1,160 points, or 77%, since the early summer of 2008. The decline in charter rates is due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil.

If the current low charter rates in the tanker and drybulk market continue through a significant period, our earnings may be adversely affected and we may have to record impairment adjustments to the carrying values of our fleet, and we may not be able to maintain compliance with the financial covenants in our loan agreements even though we have received waivers for certain breaches as discussed in "Item 5 – Operating and Financial Review And Prospects - Tabular Disclosure of Contractual Obligations – Long term debt". In such a situation, unless our lenders were willing to provide modifications to waivers of covenant compliance or modifications to our covenants, in order to remain viable, we would sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Our lenders' interests may be different from ours, and we may not be able to obtain our lenders' permission or waivers when needed. This may limit our ability to continue to conduct our operations, finance our future operations, make acquisitions or pursue business opportunities. A decline in charter rates could have a material adverse effect on our business, financial condition and results of operations.

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

•
the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC, entered into by many countries (other than the United States) relating to strict liability for pollution damage caused by the discharge of oil;

•
the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), International Convention for the Prevention of Pollution from Ships, 1973, as modified by the related Protocol of 1978 relating thereto, or the MARPOL Convention, which has been updated through various amendments, with respect to strict technical and operational requirements for tankers;

•	the IMO International Convention for the Safety of Life at Sea, or SOLAS Convention, with respect to crew and passenger safety;

•
the International Convention on Load Lines, 1966, or LL Convention, with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

•	the United States Marine Transportation Security Act of 2002, or MTSA.

More stringent maritime safety rules have been imposed in Europe as a result of the oil spill off the coast of France in November 2002 relating to the loss of the M/T Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our vessel operations. In the event of war or national emergency, our tankers and drybulk vessels may be subject to requisition by the government of the flag flown by the tanker or drybulk vessel without any guarantee of compensation for lost profits. We believe our vessels are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. Our vessels' operating certificates and licenses are renewed periodically during each vessel's required annual survey. However, government regulation of tankers and drybulk vessels, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditures on our ships to keep them in compliance.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements.

For example, OPA affects all vessel owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability for owners, operators and bareboat charterers of vessels without regard to fault for oil pollution in United States waters. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

Future accidents may be expected in the shipping industry, and such accidents or other events may be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which will adversely affect our earnings.

Current market conditions have caused a decrease in the fair market value of our vessels. The fair market value of our vessels may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the international tanker and drybulk shipping industries;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	price of steel;

•	governmental or other regulations; and

•	technological advances.

If we sell vessels at a time when vessel prices have fallen and before an impairment is identified, the sale may be at less than the vessel's carrying amount in our financial statements, or if vessel prices have fallen below the carrying amount in our financial statements, in which case we evaluate the asset for a potential impairment and may be required to write down the carrying amount of the vessels on our financial statements and incur a loss and a reduction in earnings, if the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

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

Our operating results from our tankers are subject to seasonal fluctuations, which may adversely affect our operating results.

Eight of the vessels in our combined fleet are tankers. We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our results from operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of shares of our common stock to decline.

Over the last year, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future.

Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations, including our ability to take delivery of our newbuildings.

We face risks attendant to changes in economic environments, changes in interest rates and instability in securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of shares of our common stock to decline significantly or impair our ability to make distributions to our shareholders.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with the American Bureau of Shipping, Lloyd's Register of Shipping, Det Norske Veritas and Bureau Veritas each of which is a member of the International Association of Classification Societies.

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

Given current market conditions, we seek to deploy our vessels on time and bareboat charters in a manner that will help us achieve a steady flow of earnings. As of the date of this report, three of our tanker vessels and four of our drybulk vessels were contractually committed to time charters, and five of our tanker vessels and one of our drybulk vessels were contractually committed to bareboat charters. Although these period charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, our vessels committed to period charters may not be available for spot voyages during an upturn in the tanker or drybulk industry cycle, as the case may be, when spot voyages might be more profitable. The spot market is highly competitive, and spot market charter rates may fluctuate dramatically based on the supply and demand for the major commodities carried internationally by water as well as other factors.   As of the date of this report, we did not have any vessels that were trading in the spot market. If we cannot continue to employ our vessels on profitable time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer if rates achieved are not sufficient to cover respective vessel operating and financial expenses.

World events could adversely affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Acts of piracy on oceangoing vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected oceangoing vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden. For example, in November 2008 the M/T Sirius Star, a tanker not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million. Since the beginning of 2009, numerous tanker and drybulk vessels have fallen victim to piracy attacks off the coast of Somalia.  For example, in February 2009, the M/V Saldanha, a drybulk vessel not affiliated with us, was seized by pirates while transporting coal through the Gulf of Aden.

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations

We anticipate a significant number of the port calls made mainly by our drybulk vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. Through the end of the fourth quarter of 2008, growth in China's gross domestic product was approximately 4.2% lower than it was during the same period in 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. China has recently announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. Our business, financial condition and, results of operations as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

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

Our vessels call on ports located in countries that are subject to restrictions imposed by the United States government.

From time to time, our time charterers or bareboat charterers who make use of our vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for shares of our common stock. Investor perception of the value of shares of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Risks Related to Our Company

We are in breach of certain financial covenants contained in our loan agreements, have received notices from certain of our lenders regarding these covenant breaches, and if we are not successful in obtaining waivers and amendments with respect to covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business.

 Our loan agreements require that we maintain certain financial and other covenants. The current low drybulk and tanker charter rates and respective drybulk and tanker vessel values have affected our ability to comply with covenants relating to vessel values such as asset cover ratio, adjusted net worth and net asset value covenants. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business. Our total indebtedness of $342.5 million is presented within current liabilities in our audited consolidated balance sheet for the year ended December 31, 2008 included in this annual report as a result of cross-default provisions within our loan agreements. A cross-default provision means that if we are in default with regards to a specific loan then we are automatically in default of all our loans that contain such provisions. For this reason, we are not able to breakdown our debt obligations into current and long term, unless we are able to receive waivers for all covenants breaches. The amount of long term debt that has been reclassified from long term debt and presented together with current liabilities amounts to $290.0 million.

Several of our lenders notified us that we are in breach of certain financial and other covenants relating to vessel values such as asset cover ratio, adjusted net worth and net asset value covenants (as defined by each bank) contained in our loan agreements. As of the date of this annual report, we have received certain waivers on these covenant breaches from HSH Nordbank and Alpha Bank until March 31, 2010. In addition, we are in the process of drafting amendments to our agreements with DVB and Emporiki Bank regarding covenant breaches and we are in negotiations with RBS with regards to covenant breaches. For more details on breaches and waivers see "Item 5 – Operating and Financial Review And Prospects - Tabular Disclosure of Contractual Obligations – Long term debt".

During 2009, we expect to be in breach of covenants relating to the minimum liquidity and EBITDA as defined by each bank.

Breach of our loan covenants, without applicable waiver, may entitle our lenders to accelerate our debt. If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. Further, as discussed below, our independent registered public accounting firm has issued its opinion with an explanatory paragraph emphasizing that we have prepared our financial statements under the going concern assumption despite our covenants breaches and working capital deficit.

Our inability to comply with certain financial and other covenants under our loan agreements raises substantial doubt about our ability to continue as a going concern.

As discussed above, we are in breach of certain financial and other covenants contained in our loan agreements as a result of the decline in the drybulk and tanker charter markets and related decline in vessel values. We may be unable to meet the financial and other covenants contained in our loan agreements for the foreseeable future and our lenders may choose to accelerate our indebtedness. Therefore, our ability to continue as a going concern is dependent on management's ability to successfully generate revenue to meet our obligations as they become due and have the continued support of our lenders. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph emphasizing that we have prepared our financial statements under the going concern assumption despite our covenants breaches and working capital deficit. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

 If we need to receive waivers and/or amendments to our loan agreements in the future, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.

In addition to certain financial covenants relating to our financial position, operating performance and liquidity, in connection with future waivers or amendments that we may need, lenders may impose additional restrictions on us. See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Breach of Loan Covenants." Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lender's permission when needed, which could prevent us from pursuing a course of action that we deem necessary. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, or impose other conditions on the issuance of waivers, which could adversely affect our financial results and hinder our ability to raise capital.

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

To finance our fleet expansion program, we incurred secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2008, we had total indebtedness of $346.9 million (excluding unamortized deferred financing fees of $4.4 million), and a ratio of indebtedness to total capital of approximately 54%. We will need to take on additional indebtedness as we expand our fleet, which could increase our debt to equity ratio. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of, our indebtedness. Our substantial debt could also have other significant consequences. For example, it could:

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

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

The London Interbank Offered Rate, or LIBOR, has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

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

We may not be able to renew our time charters when they expire.

We might not be able to renew our existing time charters or, if renewed, they might not be at favorable rates. If, upon expiration of the existing time charters, we are unable to obtain time charters or voyage charters at desirable rates, our profitability may be adversely affected.

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

We have historically derived a significant part of our revenue from a small number of charterers. In 2007 and 2008, approximately 33% and 26%, respectively, of our revenue was derived from two charterers. These two charterers, Glencore and PDVSA, respectively provided 23% and 10% of our revenues in 2007 and 17% and 9% of our revenues in 2008. The occurrence of any problems with these charterers may adversely affect our revenues.

We may be unable to attract and retain key management personnel and other employees in the international tanker and drybulk shipping industries, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our President, Chief Executive Officer, and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Alexandros Tsirikos, our Executive Vice President and Director, Vangelis Ikonomou and our Vice President Demetris Souroullas. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not intend to maintain ''key man'' life insurance on any of our officers.

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

The delivery of our last newbuilding product tanker could be delayed, which would affect our results of operations and financial condition.

We expend substantial sums during construction of newbuildings without assurance that they will be completed.

We are typically required to expend substantial sums as progress payments during construction of a newbuilding, but we do not derive any revenue from the vessel until after its delivery.

If we are unable to obtain financing required to complete payments on our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2008, we had six newbuildings on order with deliveries scheduled during 2009. As of December 31, 2008, progress payments made towards these newbuildings totaled $152.0 million.

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

Due to market conditions, we may not take delivery of our newbuildings or may sell them at a loss.

Since the highs reached during the summer of 2008, vessel values in both the drybulk and tanker industries have declined significantly.  Some, if not all, of our newbuildings have also declined in value from the price we have agreed to pay for such newbuildings.  If such vessel values remain depressed or decline further, we may choose to terminate our contract with the shipyard, which may result in termination payments in addition to any forfeiture of payments already made, or we may sell the newbuildings on the market at a loss, which might also include addtional payments.  Either of these scenarios would affect our cash flow and financial condition.

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

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time or bareboat charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates in the tanker or drybulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet has an average age of approximately nine years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

While we rigorously inspect previously owned, or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year. In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of the date of this report, six of the tanker vessels in our fleet were more than 10 years of age. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, the price for which we sell them might be lower than their carrying amount at that time which would result in a loss.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the ''sister ship'' theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any ''associated'' vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ''sister ship'' liability against one vessel in our fleet for claims relating to another of our ships.

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

Certain existing stockholders, who hold approximately 36.97% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

As of June 24, 2009, Sovereign Holdings Inc., or Sovereign Holdings, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and Kingdom Holdings Inc., or Kingdom Holdings, a company owned primarily by adult relatives of Mr. Pistiolis, own, directly or indirectly, approximately 13.17% of the outstanding shares of our common stock. In addition, Sphinx Investment Corp., Maryport Navigation Corp. and Mr. George Economou own 13.99% of the outstanding shares of our common stock. QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC own 9.81% of the outstanding shares of our common stock. Sphinx Investment Corp., Maryport Navigation Corp., QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC are entities owned and controlled by unaffiliated third parties. Together, these existing shareholders own 36.97% of our common stock. While these shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, due to the number of shares of our common stock they own, they have the power to exert considerable influence over our actions.

Our President, Chief Executive Officer, and Director, Mr. Evangelos Pistiolis, has affiliations with a private shipping company which could create conflicts of interest.

The family of our President, Chief Executive Officer, and Director, Mr. Evangelos Pistiolis, owns a private shipping company.  This relationship could create conflicts of interest between us, on the one hand, and this private shipping company, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus tankers and drybulk vessels managed by this private shipping company. For example, Mr. Pistiolis may give preferential treatment to vessels that are beneficially owned by this private shipping company because Mr. Pistiolis and members of his family may receive greater economic benefits.

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

United States tax authorities could treat us as a ''passive foreign investment company,'' which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a ''passive foreign investment company,'' or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ''passive income'' or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of ''passive income.'' For purposes of these tests, ''passive income'' includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ''passive income.'' United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

As of March 2009, 67% of the average value of our fleet was employed under bareboat charters that produce passive income. If our fleet and charter composition remains the same, we would likely be treated as a PFIC for our 2009 taxable year. Nevertheless, it is management's intention to take necessary steps in order to avoid PFIC status as this would have negative tax consequences for our investors. Remedial actions could involve the sale of passive income producing vessels or the purchase of non passive income producing assets.

In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ''passive income,'' and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, there is a risk that we could constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations or if our vessels continue to be bareboat chartered.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under ''Tax Considerations— United States Federal Income Taxation of United States Holders''), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. See ''Tax Considerations— United States Federal Income Taxation of United States Holders'' for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars but incur approximately 16% of our expenses in currencies other than U.S. dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular, the Euro. During 2008, the Euro appreciated versus the US dollar more than it ever has for the past five years, reaching almost 1.6 US dollars to 1 Euro during the summer of 2008. Should the Euro further appreciate relative to the U.S. dollar in future periods, our expenses will increase in U.S dollar terms, thereby decreasing our net income. We have not hedged these risks. Our operating results could suffer as a result.

Risks Relating to Our Common Shares

There is no guarantee of a continuing public market for you to resell our common shares.

Our common shares commenced trading on the Nasdaq National Market, now the Nasdaq Global Select Market, in July 2004. An active and liquid public market for our common shares may not continue. The price of our common shares may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the drybulk shipping industry;

•	market conditions in the drybulk shipping industry and the general state of the securities markets;

•	changes in government regulation;

•	shortfalls in our operating results from levels forecast by securities analysts; and

•	announcements concerning us or our competitors.

You may not be able to sell your common shares in the future at the price that you paid for them or at all. In addition, if the price of our common shares falls below $1.00, we may be involuntarily delisted from the Nasdaq Global Select Market.

Future sales of our common shares could cause the market price of our common shares to decline

Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

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

A small number of our stockholders effectively control the outcome of matters on which our stockholders are entitled to vote.

Entities affiliated with Mr. Evangelos Pistiolis, our Chief Executive Officer, currently own, directly or indirectly, approximately 9.57% of our outstanding common stock as of June 24, 2009. In addition, entities affiliated with Mr. George Economou currently own, directly or indirectly, approximately 13.99% of our outstanding common stock as of June 24, 2009. While, as far as we are aware, those stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could reduce the market price of our common shares.

Several provisions of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for the directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we have entered into a Stockholder Rights Agreement that will make it more difficult for a third party to acquire us without the support of our board of directors and principal shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.

The market price of our common shares has fluctuated widely and may fluctuate widely in the future

The market price of our common shares has fluctuated widely since our common shares and warrants began trading in the Nasdaq National Market, now the Nasdaq Global Select Market, in July 2004.

ITEM 4. INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed TOP TANKERS INC. in May 2004. In December 2007, TOP TANKERS INC. was renamed TOP SHIPS INC. Our common stock is currently listed on the NASDAQ Global Select Market under the symbol "TOPS". The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000.

On July 23, 2004, we completed our initial public offering. The net proceeds of our initial public offering, approximately $124.6 million, were primarily used to finance the acquisition of 10 vessels, comprising of eight Ice-class double-hull Handymax tankers and two double-hull Suezmax tankers. The total cost of the acquisition was approximately $251.3 million.

On November 5, 2004, we completed a follow-on offering of our common stock. The net proceeds of our follow-on offering, approximately $139.5 million, were used primarily to finance the acquisition of five double-hull Suezmax tankers. The total cost of the acquisition was approximately $249.3 million.

During 2005, we acquired five double-hull Handymax and four double-hull Suezmax tankers at a total cost of $453.4 million and sold one double-hull Handymax and our last single-hull Handysize tanker. We sold and leased-back five double-hull Handymax tankers for a period of seven years.

From April 2006, until July 2006, we issued through a "controlled equity offering" 1,302,454 shares of common stock, par value $0.01. The net proceeds totaled $26.9 million.

During 2006, we sold and leased-back on a fixed charter basis four double-hull Handymax, four double-hull Suezmax and five double-hull Suezmax tankers for periods of five years, five years and seven years, respectively. Additionally, we sold three double-hull Handymax tankers, and we entered into an agreement with SPP Shipbuilding Co., Ltd. of the Republic of Korea, or SPP, for the construction of six product/chemical tankers.

In May 2007, we re-acquired four Suezmax tankers that we sold in 2006 in an earlier sale and leaseback transaction and terminated the respective bareboat charters. The re-acquisition price was $208.0 million and was partially financed by the early redemption of the seller's credit of $20.6 million associated with the 2006 sales and leaseback transactions, along with secured debt financing and cash from operations.

From June 2007 until July 2007, we issued through a "controlled equity offering" 1,435,874 shares of common stock, par value $0.01. The net proceeds totaled $29.4 million.

During July and August 2007, we agreed to acquire one Supramax, one Handymax and four Panamax drybulk vessels at a total cost of $370.1 million. The Handymax and two of the four Panamax drybulk vessels were delivered to us during the fourth quarter of 2007. The Supramax and the remaining two Panamax drybulk vessels were delivered to us during the first two quarters of 2008.

In December 2007, we completed a follow-on offering of our common stock. The net proceeds of this follow-on offering, approximately $68.9 million, were used primarily to repay outstanding secured debt and to partially finance the acquisition of the six drybulk vessels mentioned above, one of which we have since sold.

During 2007 we sold one Suezmax tanker, we agreed to sell one Suezmax tanker that we later delivered in January 2008 to its new owners, and we terminated the bareboat charters on three Handymax tankers that we sold in 2006 in sale and leaseback transactions, due to the sale of the vessels by their owners to third parties.

During 2008, we took delivery of one Supramax drybulk vessel and two Panamax drybulk vessels, which we had agreed to acquire in 2007 as mentioned above. Additionally, during 2008, we sold seven owned Suezmax tankers and one Panamax drybulk vessel and we arranged the sale of six chartered-in vessels, under bareboat charters, and terminated the respective charters.

On March 20, 2008, we effected a three-for-one reverse stock split of our common stock. There was no change in the number of authorized common shares. As a result of the reverse stock split, the number of outstanding shares as of March 20, 2008 decreased to 20,705,380, while the par value of our common shares remained unchanged at $0.01 per share.

In April 2008, we privately placed with various investors 7.3 million unregistered shares of common stock, par value $0.01, for aggregate proceeds of approximately $51.0 million. The 7.3 million shares were sold for $7.00 per share, which represents a discount of 15.5 percent based on the closing share price of $8.28 on April 23, 2008. In July 2008, we filed a registration statement on Form F-3, with respect to these 7.3 million shares.

As of December 31, 2008, our fleet consisted of twelve vessels – seven Handymax tankers, one Supramax drybulk vessel, one Handymax drybulk vessel, and three Panamax drybulk vessels, with total carrying capacity of 0.7 million dwt (including five tankers sold and leased back), as compared to 23 vessels, with total carrying capacity of 2.4 million dwt (including 11 tankers sold and leased back), as of December 31, 2007.

In February 2009, the Company took delivery of Miss Marilena and Lichtenstein from SPP. Miss Marilena and Lichtenstein are two out of six 50,000 dwt product / chemical tankers scheduled to be delivered in 2009. Miss Marilena and Lichtenstein entered into bareboat time-charter employment for a period of 10 years at a daily rate of $14,400 and $14,550, respectively.

On March 19, 2009, the Company took delivery of Ionian Wave and Tyrrhenian Wave from SPP. Ionian Wave and Tyrrhenian Wave are the third and fourth out of the six 50,000 dwt product / chemical tankers discussed above. Ionian Wave and Tyrrhenian Wave entered into bareboat time-charter employment for a period of seven years at a daily rate of $14,300, with three successive one-year options at a higher daily rate.

In April 2009, we agreed with the owners of the M/T Relentless to terminate the bareboat charter initially entered into as part of the sale and leaseback deal in 2005. Under this agreement, we will redeliver the vessel to its owners and pay a termination fee of $2.5 million during the third quarter of 2009. The bareboat charter would have expired in 2012.

On May 22, 2009, the Company took delivery of Britto from SPP. Britto is the fifth out of the six 50,000 dwt newbuilding product / chemical tankers scheduled to be delivered in 2009. Britto entered into bareboat time-charter employment for a period of ten years at a daily rate of $14,550.

On June 24, 2009, we terminated the bareboat charters and redelivered the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11.75 million in termination fees and expenses. In addition to the termination fees and expenses, we have forfeited our right to receive the seller's credit of $10.0 million from the initial sale of the vessels, which would have been received upon the expiration of the bareboat charter, and we have undertaken to pay for the dry-dock of the M/T Spotless which is currently in progress. The bareboat charter would have expired in 2011. We will remain the managers of these vessels until the expiration of their current time charters, in early 2010, and will be reimbursed by the owners for all expenses incurred. These were the last leased vessels in our fleet.

B.           Business Overview

Business Strategy

We are a provider of international seaborne transportation services, carrying petroleum products, crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries. We employ our tanker and drybulk vessels under time charters, bareboat charters, or in the spot charter market. Three of our tankers and four of our drybulk vessels are currently employed on time charters and five of our tankers and one of our drybulk vessels are employed on bareboat charters. We actively manage the deployment of our fleet between time charters and bareboat charters, which last from several months to several years. 56% of our fleet by dwt are sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

As of the date of this report, our tanker fleet under management consists of 12 owned (seven tankers and five drybulk vessels) and one chartered-in tanker vessel from a sale and leaseback transaction that we completed in 2005. The purpose of the sale and leaseback transaction was to take advantage of the high asset price environment prevailing in the market at the time and to maintain commercial and operations control of the vessels for a period of five to seven years.

However, the vessels sold and leased back proved to have higher operating expenses due to the increased need for regular repairs and maintenance. In addition, freight market conditions deteriorated during the years ended December 31, 2007 and December 31, 2008. At the inception of the lease period we had assumed a utilization rate of approximately 90% for those vessels. However, most of these vessels underwent their drydockings in 2006 and early 2007. All of these drydockings required significantly more time and expense than originally anticipated because of the unexpected, increased amount of works required and overbooking of the Chinese shipyards at which the vessels were drydocked, which caused significant delays. These circumstances decreased the utilization rate to approximately 71%. As a result of the above, the transaction proved uneconomical and had a negative impact on our operating results.

The chartered-in vessels constituted the majority of the fleet in 2006, but soon thereafter we initiated a process to unwind a number of bareboat agreements. We have successfully unwound all bareboat charter agreements, either by re-acquiring tankers previously sold and leased back, initiating the sale process by the lessors to third parties or by terminating the leases in exchange for a termination fee.  Our last leased vessel will be redelivered to its owners in the third quarter of 2009.

During 2006 we ordered six newbuilding product tankers in the SPP shipyard in the Republic of Korea in order to modernize our tanker fleet. Five of these tankers have already been delivered to us during the first two quarters of 2009 and the sixth one is expected to be delivered during the summer of 2009.

In addition, during 2007 we diversified our fleet portfolio by acquiring drybulk vessels, beginning with the acquisition of six drybulk vessels, one of which we subsequently sold.

We intend to continue to review the market for tanker and drybulk vessels to continue our program of acquiring suitable vessels on accretive terms.

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

Our Fleet

The following table presents the Company's fleet list and employment as of the date of this report:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2009)
Eight Tanker Vessels
Relentless (A)	47,084	1992	Time Charter	Q2/2009	$14,000	50% thereafter
Dauntless (B)	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis P (B)	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter
Miss Marilena (B)	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400	None
Lichtenstein (B)	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None
Ionian Wave (B)	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	None
Thyrrhenian Wave (B)	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	None
Britto (B)	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None

One Newbuilding Product Tanker
Hull S-1033	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None

Total Tanker dwt	439,598

Five Drybulk Vessels
Cyclades (B)	75,681	2000	Time Charter	Q2/2011	$54,250	None
Amalfi (B)	45,526	2000	Time Charter	Q2/2009	$10,000	None
Voc Gallant (B)	51,200	2002	Bareboat Charter	Q2/2012	$24,000	None
Pepito (B)	75,928	2001	Time Charter	Q2/2013	$41,000	None
Astrale (B)	75,933	2000	Time Charter	Q2/2011	$18,000	None

Total Drybulk dwt	324,268

TOTAL DWT	763,866

A. Vessel sold and leased back in September 2005 for a period of 7 years.
B. Owned vessels.

Management of the Fleet

Since July 1, 2004, TOP Tanker Management Inc., or TOP Tanker Management, our wholly-owned subsidiary, has been responsible for all of the chartering, operational and technical management of our fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries. TOP Tanker Management has built a management team with significant experience in operating large and diversified fleets of tankers and drybulk vessels and has expertise in all aspects of commercial, technical, management and financial areas of our business. Prior to July 1, 2004, the operations of our fleet were managed by Primal Tankers Inc., which was wholly-owned by the father of our Chief Executive Officer.

As of December 31, 2008, TOP Tanker Management has subcontracted the day-to-day technical management and crewing of two Handymax tankers to V. Ships Management Limited, a ship management company Additionally, TOP Tanker Management has also subcontracted the crewing of three Handymax tankers to V. Ships Management Limited and has also subcontracted the crewing of two Handymax tankers and four drybulk vessels to Interorient Maritime Enterprises Inc. TOP Tanker Management pays a monthly fee of $11,800 per vessel for technical management and crewing of the two vessels and $3,550 per vessel for the crewing of three vessels under its agreements with V. Ships Management, and a monthly fee of $1,700 per vessel for the six vessels under its agreements with Interorient Maritime Enterprises Inc.

Crewing and Employees

As of December 31, 2007 and 2008, TOP SHIPS INC. had four employees, while our wholly-owned subsidiary, TOP Tanker Management, employed 92 employees in 2007 and 66 employees in 2008, all of whom are shore-based. TOP Tanker Management ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

During 2008, V. Ships Management, Hanseatic Shipping Company and Interorient Maritime Enterprises Inc, were responsible for the crewing of the fleet. Such responsibilities include training, transportation, compensation and insurance of the crew.

All of the employees of TOP Tanker Management are subject to a general collective bargaining agreement covering employees of shipping agents in Greece. These agreements set industry-wide minimum standards. We have not had any labor problems with our employees under this collective bargaining agreement and consider our workplace and labor union relations to be good.

The Industry - Tankers

The international tanker industry represents, we believe, the most efficient and safest method of transporting large volumes of crude oil and refined petroleum products such as gasoline, diesel, fuel oil, gas oil and jet fuel, as well as edible oils and chemicals. Over the past five years, seaborne transportation of petroleum products has grown substantially, although it declined during 2008.

Freight rates in the tanker shipping industry are determined by the supply of product tankers and the demand for crude oil and refined petroleum products transportation. Factors that affect the supply of product tankers and the demand for transportation of crude oil and refined petroleum products include:

Demand

•	general economic conditions, including increases and decreases in industrial production and transportation, in which China has played a significant role since it joined the World Trade Organization.

•	oil prices;

•	environmental issues or concerns;

•	climate;

•	competition from alternative energy sources; and

•	regulatory environment.

Supply

•	the number of combined carriers, or vessels capable of carrying oil or drybulk cargoes, carrying oil cargoes;

•	the number of newbuildings on order and being delivered;

•	the number of tankers in lay-up, which refers to vessels that are in storage, dry-docked, awaiting repairs or otherwise not available or out of commission; and

•	the number of tankers scrapped for obsolescence or subject to casualties;

•	prevailing and expected future charterhire rates;

•	costs of bunkers, fuel oil, and other operating costs;

•	the efficiency and age of the world tanker fleet;

•	current shipyard capacity; and

•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.

Developments in the International Tanker Market

The Baltic Dirty Tanker Index, a U.S. dollar daily average of charter rates issued by the London based Baltic Exchange (an organization providing maritime market information for the trading and settlement of physical and derivative contracts) which takes into account input from brokers around the world regarding crude oil fixtures for various routes various tanker vessel sizes, declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%. The Baltic Clean Tanker Index has fallen over 1,160 points, or 77%, since the early summer of 2008. The decline in charter rates is due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that the Organization of Petroleum Exporting Countries, or OPEC and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil.

The price of crude oil rose sharply in the first half of 2008. From a starting point of $99 per barrel at the turn of the year, spot prices for West Texas Intermediate, or WTI, a specific type of oil, rose to peak prices above $145 per barrel in July. The rise in prices caused OPEC to continue increasing crude oil production in the first seven months of 2008, driving tanker earnings to the highest levels witnessed since late 2004 in most markets. After July, oil prices declined sharply as a result of the deterioration in the world economy, the collapse of financial markets, declining oil demand and bearish market sentiment. The fall in prices and in demand and rising oil inventories led OPEC to reduce crude oil production and exports resulting in lower, albeit still historically high, tanker earnings in the second half of the year. In the first quarter of 2009 oil prices stabilized in a trading range of $35-$55 per barrel as OPEC continued to reduce production levels.

The Industry – Drybulk Vessels

Drybulk cargo is cargo that is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to industry sources, approximately 3,065 million tons of drybulk cargo was transported by sea, consisting of iron ore, coal and grains representing 27.5%, 25.87% and 10.24% of the total drybulk trade, respectively.

The demand for drybulk vessel capacity is determined by the underlying demand for commodities transported in drybulk vessels, which in turn is influenced by trends in the global economy. Between 2001 and 2007, trade in all drybulk commodities increased from 2,108 million tons to 2,961 million tons, an increase of 40.46%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 92.2 million tons in 2001 to approximately 382 million tons in 2007. In 2008, overall trade in all drybulk commodities increased from 2,961 million tons in 2007 to 3,065 million tons, an increase of 3.5%. However, demand for drybullk shipping decreased dramatically in the second quarter of 2008 evidenced by the decrease in Chinese iron ore imports which decreased from a high of 119.5 million tons in the second quarter of 2008 to a low of 96.2 million tons during the fourth quarter of 2008 representing a decrease of 19.5%.

The supply of drybulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered in 2009 represents approximately 28.3% of the world drybulk fleet. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk vessels at or over 25 years old are considered to be scrapping candidate vessels.

Developments in the International Drybulk Shipping Industry

The Baltic Drybulk Index, or BDI, a US dollar daily average of charter rates issued by the London based Baltic Exchange which takes into account input from brokers around the world regarding fixtures for various routes, dry cargoes and various drybulk vessel sizes, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October 2008 alone. The decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the drybulk market also affects the value of drybulk vessels which follow the trends of drybulk charter rates. During 2009, the BDI has risen to 4,026 as of June 17, 2009.

Environmental Regulation

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and nonhazardous materials, the remediation of contamination, and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits, certificates or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers have lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Under IMO regulations, in order to trade in ports of IMO member nations, a newbuild tanker of 5,000 dwt or above must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Since the enactment of these regulations, the IMO has accelerated the timetable for the phase-out of single-hull oil tankers. We do not currently own any single-hull tankers.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single-hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single-hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year for Phase Out
Category 1 – oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
April 5, 2005 for ships delivered on April 5, 1982 or earlier 2005 for ships delivered after April 5, 1982
Category 2 – oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements

and

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
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase out date in accordance with the above table. Under regulation 13G, the flag state may allow for some newer single-hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single-hull oil tankers that are allowed to operate under any of the flag state exemptions. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and Regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into effect requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600m3 and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, ships for which a keel is laid on or after February 1, 2008.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards that will enter into force July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards. The United States ratified the Annex VI amendments in October 2008, thereby rendering U.S. air emissions standards equivalent to IMO requirements.

The IMO has also adopted the SOLAS Convention and the LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of the SOLAS Convention, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. As required by the ISM Code, we renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tanker's denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.92 million (4.51 million SDR) plus $970 (631 SDR) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to $138.01 million (89.77 million SDR). As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates of 0.65046 SDR per U.S. dollar on June 17, 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans or SOPEPs. Periodic training and drills for response personnel and for vessels and their crews are required.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

In 1990, the United States Congress enacted the U.S. Oil Pollution Act of 1990, or OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for clean-up and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Under amendments to OPA that became effective on July 11, 2006, the liability of responsible parties is limited with respect to tanker vessels to the greater of $1,900 per gross ton or $16.0 million per vessel that is over 3,000 gross tons, and with respect to non tanker vessels, to the greater of $950 per gross ton or $0.8 million per vessel (subject to periodic adjustment for inflation). On September 24, 2008, the U.S. Coast Guard proposed adjustments to the limits of liability that would increase the limits for tank vessels to the greater of $2,000 per gross ton or $17.0 million per vessel that is over 3,000 gross tons and for non tank vessels to the greater of $1,000 per gross ton or $848,000 and establish a procedure for adjusting the limits for inflation every three years. The comment period for the proposed rule closed on November 24, 2008, and the adjustments will become effective after publication as final regulations. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. On October 17, 2008, the U.S. Coast Guard regulatory requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above. The increased amounts became effective on January 15, 2009. U.S. Coast Guard regulations currently require evidence of financial responsibility in the amount of $2,200 per gross ton for  tankers, coupling the current OPA limitation on liability of $1,900 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

The U.S. Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The United States Environmental Protection Agency, or EPA, has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels , are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to specific discharge streams.

Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the "eNOI" electronic filing interface will become operational. Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that does not file a NOI by the Deadline will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP.  Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

Owners and operators of vessels visiting U.S. waters will be required to comply with this VGP program or face penalties. Compliance with the VGP may require the installation of equipment on our  vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.  In addition, the CWA requires each state to certify federal discharge permits such as the VGP. Certain states have enacted more stringent discharge standards as conditions to their certification of the VGP.  The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA mid-ocean ballast water exchange is voluntary except for ships heading to the Great Lakes or Hudson River, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However NISA's reporting and record keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary  means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water on-board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange  is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the shipping industry. In April 2008 the U.S. House of Representatives passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For instance, the State of California has recently enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Michigan's ballast water management legislation mandating the use of various techniques for ballast water treatment was upheld by the federal courts. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

Other Regulations

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our tanker vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our tanker vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our tanker vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

On October 9, 2008, the United States ratified the amended Annex VI to the IMO's MARPOL Convention, addressing air pollution from ships, which went into effect on January 8, 2009. The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. The California Air Resources Board or CARB, has recently adopted clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. CARB adopted the new regulations in spite of the invalidation of similar regulations by the courts, and more legal challenges to the standards are expected to follow. If CARB prevails and the new regulations go into effect as scheduled on July 1, 2009, in the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, on March 27, 2009, the United States requested IMO to designate the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emission Control Areas under the Annex VI amendments. If approved by the IMO, more stringent emissions standards similar to the new CARB regulations would apply in the Emission Control Areas, which would cause us to incur further costs.

Several of our vessels currently carry cargoes to U.S. waters and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements.

European Union Tanker Restrictions

In 2005, the European Union (EU) adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of EU countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to the warming of the Earth's atmosphere. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. A new treaty is expected to be adopted at the United Nations climate change conference in Copenhagen in December 2009, and there is pressure to include shipping. The European Union has also indicated that it intends to propose an expansion of the existing E.U. emissions trading scheme to include emissions of greenhouse gases from vessels. In the U.S., on April 17, 2009, the EPA Administrator signed a proposed finding that greenhouse gases threaten public health and safety and that emissions from new motor vehicle engines contribute to concentrations of greenhouse gases in the atmosphere. Although the proposed finding does not extend to vessels and vessel engines, the EPA is separately considering a petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Climate change initiatives are also being considered by the U.S. Congress in this session.

Any passage of climate control legislation or other regulatory initiatives by the IMO, E.U., the U.S. or other individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, the United States Coast Guard in July 2003 issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the recently created International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must obtain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
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

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS Convention security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, the SOLAS Convention, and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Every seagoing vessel must be ''classed'' by a classification society. The classification society certifies that the vessel is ''in class,'' signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes or requests other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

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

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ''recommendation'' which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as ''in class'' by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being ''in class'' by the American Bureau of Shipping, Lloyd's Register of Shipping or Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, general average, particular average, salvage, salvage charges, sue and labor, damage received in collision or contact with fixed or floating objects for all of the vessels in our fleet. The vessels in our fleet are each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident, for the seven Handymax tankers and five drybulk vessels. We also have arranged increased value coverage for some vessels. Under this increased value coverage, in the event of total loss of a vessel, we will recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Loss of Hire Insurance

We have obtained Loss of Hire Insurance to cover the loss of hire of each vessel for 90 days in excess of 30 days in case of an incident that is coverable by Hull and Machinery policy.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ''clubs.'' Subject to the ''capping'' discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Handymax class sizes and also with owners of drybulk vessels in the Handymax and Panamax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners. The drybulk market is less fragmented with more small operators.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may affect operating results. Currently, one of our drybulk vessels is not under any long term charter employment and as a result its revenues may be affected by the seasonality of the drybulk market which is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials.

Legal Proceedings Against Us

In December 2006, the Company and certain of its executive officers and directors were named as defendants in various class action securities complaints brought in the United States District Court for the Southern District of New York, alleging violations of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, which were subsequently consolidated under the caption In re Top Tankers, Inc. Securities Litigation, Case No. 06-cv-13761 (CM), which we refer to as the Putative Class Action. On December 18, 2007, the Court denied the motion to dismiss brought by the Company and other defendants in connection with the Putative Class Action. On or about January 18, 2008, the parties reached a settlement agreement in principle whereby the plaintiff, on behalf of members of the Class who do not opt out, would dismiss all claims against the Company with prejudice in exchange for a settlement payment of $1.2 million.

On April 28, 2008, the Court entered an order preliminarily approving the proposed settlement and directing that notice be given to all potential members of the Class of the proposed settlement. The Court ordered a hearing on July 31, 2008 to determine whether the settlement should be approved. The settlement hearing took place as scheduled, and Judge McMahon approved the settlement and award of attorneys' fees to class counsel. The clerk of the court terminated the case on July 31, 2008. The settlement was funded by the Company's directors and officers' insurance carriers.

C. Organizational Structure

TOP SHIPS INC. is the sole owner of all outstanding shares of the wholly-owned subsidiaries as of December 31, 2008. TOP SHIPS INC. is the sole owner of all outstanding shares of the following subsidiaries:

Shipowning Companies with vessels sold
1	Olympos Shipping Company Limited
2	Vermio Shipping Company Limited ( "Faithful")
3	Kalidromo Shipping Company Limited ("Kalidromo")
4	Olympos Shipping Company Limited ("Olympos")
5	Rupel Shipping Company Inc. ("Rupel")
6	Helidona Shipping Company Limited ("Helidona")
7	Mytikas Shipping Company Ltd. ("Mytikas")
8	Litochoro Shipping Company Ltd. ("Litochoro")
9	Vardousia Shipping Company Ltd. ("Vardousia")
10	Psiloritis Shipping Company Ltd. ("Psiloritis")
11	Menalo Shipping Company Ltd. ("Menalo")
12	Pintos Shipping Company Ltd. ("Pintos")
13	Pylio Shipping Company Ltd. ("Pylio")
14	Taygetus Shipping Company Ltd. ("Taygetus")
15	Imitos Shipping Company Limited ("Imitos")
16	Parnis Shipping Company Limited ("Parnis")
17	Parnasos Shipping Company Limited ("Parnasos")
18	Vitsi Shipping Company Limited ("Vitsi")
19	Kisavos Shipping Company Limited ("Kisavos")
20	Agion Oros Shipping Company Limited ("Agion Oros")
21	Giona Shipping Company Limited ("Giona")
22	Agrafa Shipping Company Limited ("Agrafa")
23	Ardas Shipping Company Limited ("Ardas")
24	Nedas Shipping Company Limited ("Nedas")
25	Kifisos Shipping Company Limited ("Kifisos")
26	Sperhios Shipping Company Limited ("Sperhios")
27	Noir Shipping S.A. ("Noir")

Shipowning Companies with sold and leased back vessels at December 31, 2008
28	Gramos Shipping Company Inc. ("Gramos")
29	Falakro Shipping Company Ltd. ("Falakro")
30	Pageon Shipping Company Ltd. ("Pageon")
31	Idi Shipping Company Ltd. ("Idi")
32	Parnon Shipping Company Ltd. ("Parnon")

Shipowning Companies with vessels in operations at December 31, 2008
33	Lefka Shipping Company Limited ("Lefka")
34	Ilisos Shipping Company Limited ("Ilisos")
35	Amalfi Shipping Company Limited ("Amalfi")
36	Jeke Shipping Company Limited ("Jeke")
37	Japan I Shipping Company Limited ("Japan I")
38	Japan II Shipping Company Limited ("Japan II")
39	Japan III Shipping Company Limited ("Japan III")

Shipowning Companies with vessels under construction at December 31, 2008
40	Warhol Shipping Company Limited ("Warhol")
41	Lichtenstein Shipping Company Limited ("Lichtenstein")
42	Banksy Shipping Company Limited ("Banksy")
43	Indiana R Shipping Company Limited ("Indiana R")
44	Britto Shipping Company Limited ("Britto")
45	Hongbo Shipping Company Limited ("Hongbo")

Other Companies
46	Top Tankers (U.K.) Limited
47	Top Bulker Management Inc
48	TOP Tanker Management Inc ((the "Manager")
49	Ierissos Shipping Inc

D.           Properties, Plants and Equipment

For a list of our fleet see "Business Overview – Our Fleet" above.

In January 2006, we entered into an agreement with an unrelated party to lease office space in Athens, Greece. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for a duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years. The current monthly rental is $161,231 (based on the Dollar/Euro exchange rate as of December 31, 2008) adjusted annually for inflation increase plus 1.0%.

In addition, our subsidiary TOP TANKERS (U.K.) LIMITED, a representative office in London, leases office space in London, from an unrelated third party.

ITEM 4A.          Unresolved Staff Comments

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our historical consolidated financial statements and their notes included in this report.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

Overview

We are an international provider of seaborne transportation services, carrying petroleum products, crude oil and drybulk commodities for the steel, electric utility, construction and agriculture-food industries.

As of December 31, 2008, our fleet consisted of 12 vessels (five drybulk vessels and seven tankers), with total carrying capacity of approximately 0.7 million dwt (including seven owned and five vessels sold and leased back for a period of five to seven years) as compared to 23 vessels (three drybulk vessels and 20 tankers), with total carrying capacity of approximately 2.4 million dwt (including 11 vessels sold and leased back for a period of five to seven years) on December 31, 2007.

Since 2007, we have been seeking to reduce our ongoing financial expenditure by unwinding or reacquiring the vessels sold and leased back during 2005 and 2006.

During 2007, we reacquired four previously sold and leased back Suezmax tankers. During 2008, we unwound six leased vessels by assisting their owners in disposing them. To date during 2009, we have managed to unwind or agreed to unwind the remaining five leased vessels by incurring one off termination fees. Specifically, as of the date of this report, we have redelivered four out of five leased vessels to their new owners. The fifth one will be redelivered in the third quarter of 2009. After the redelivery of the last leased vessel, our company will remain with a very young tanker fleet of seven product tankers – five built in 2009, one built in 2003 and one built in 1999, and a relatively young drybulk fleet, five drybulk vessels – two Panamaxes built in 2000, one Handymax built in 2000, one Panamax built in 2001 and one Supramax built in 2002

Also, in 2007, we diversified our fleet portfolio by adding drybulk vessels to our fleet. This diversification significantly added to our net income during 2008 and is expected to contribute positively to our results during 2009.

The termination of the leases which took away older, loss making vessels from our fleet together with a well timed entrance in the drybulk sector and the employment of these vessels on charters at above market rates which contributed significantly to 2008 results, helped transform the company from a loss making one in 2007 to a profitable one in 2008.  See "Results of operations for the fiscal years ended December 31, 2006, 2007 and 2008" for more information.

Segments

Since the acquisition of drybulk vessels in the fourth quarter of 2007, we have been analyzing and reporting our results of operations in two segments: tanker fleet and drybulk fleet.

Tanker fleet: For the year ended December 31, 2008, revenues for this segment were $164.0 million and operating income $13.0 million.

Drybulk fleet: For the year ended December 31, 2008, revenues for this segment were $71.6 million and operating income $26.8 million.

A. Operating results

Factors affecting our results of operations – all segments

We believe that the important measures for analyzing trends in the results of our operations for both tankers and drybulk vessels consist of the following:

• Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession, including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

• Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet (including vessels we operate under our lease agreements) was in our possession net of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

• Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry dockings or special or intermediate surveys.

• Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations are by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

• TCE revenues. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

In accordance with GAAP measures, we report revenues in our income statements and include voyage expenses among our expenses. However, in the shipping industry the economic decisions are based on vessels' deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consistent with industry practice, management uses TCE as it provides a means of comparison between different types of vessel employment and, therefore, assists decision making process.

Voyage Revenues

Tanker segment

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil products or bulk cargo and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

Vessels operating on period charters, time charters or bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage and operating costs are paid by the charterer. During 2009, we have taken delivery of five newbuilding product tankers all of which are on bareboat charters for a period between 7 and 10 years.  During 2007 and 2008, we also employed vessels in the spot market and we may do so again in the future depending on prevailing market conditions at the time our period charters expire.

Drybulker segment

The above discussion for the Tanker Segment also applies to the drybulker segment with the only difference being the different economics that apply in the global markets for oil versus the global market for dry products shipped in bulk.

As of the date of this report, four of our drybulk vessels were operating under time charters and one under a bareboat charter.

Revenues for the drybulker segment include amortization of fair value of below market acquired time charter liability. Specifically, when vessels are acquired with period charters attached and the rates on such charters are below market on the acquisition date, we allocate the total cost between the vessel and the fair value of below market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached period charter is computed as the present value of the difference between the contractual amount to be received over the term of the period charter and management's estimates of the market period charter rate at the time of acquisition. The fair value of below market period charter is amortized over the remaining period of the period charter as an increase to revenues.

In November and December 2007 and February 2008, we acquired the drybulk vessels M/V Bertram, M/V Amalfi and M/V Voc Gallant, respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43.3 million, which is reflected in Fair Value of Below Market Time Charter on the accompanying consolidated balance sheets. Following the sale of the M/V Bertram, in April 16, 2008, the then unamortized fair value of below market time charter of $16.1 million was written-off to the loss from the sale of vessel. For the year ended December 31, 2007 and 2008, the amortization of the fair value of the time charter contracts totaled $1.4 million and $21.8 million, respectively and is included in Revenues in the accompanying consolidated statement of operations.

Voyage Expenses
Tanker segment

Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions. All these expenses, except commissions, are paid by the charterer under a time charter or bareboat charter contract. The amount of voyage expenses are mainly driven by the routes that the vessels travel, the amount of ports called on, the canals crossed and the price of bunker fuels paid. This category was less significant in 2008 when compared to 2007 due the fact that less vessels were operating in the spot market in 2008. In 2009, voyage expenses are expected to be even less significant since all our tanker vessels are either on time charters or bareboat charters expiring after 2009.

Drybulker segment
Our drybulk vessels are operating under time charter or bareboat charter contracts and hence voyage expenses primarily consist of commissions on the time charters.

Charter Hire Expenses
Tanker segment

Charter hire expenses consist of lease payments for vessels sold and leased-back during 2005 and 2006 for periods between five to seven years.

Drybulker segment

Not applicable.

Other Vessel Operating Expenses
Tanker and Drybulker segment

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses for vessels that we own and vessels that we lease under our operating leases. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. We analyze vessel operating expenses on a $ / per day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance which can be quite significant, or factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew, may also cause these expenses to increase.

Dry-docking Costs
Tanker segment

Dry docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels (see relevant accounting policy) as well as to comply with international shipping standards and environmental laws and regulations. Dry docking costs can vary according to the age of the vessel, the location where the drydock takes place, shipyard availability, local availability of manpower and material, the billing currency of the yard, the days the vessel is off hire in order to complete its survey and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. In the case of tankers, dry docking costs may also be affected by new rules and regulations (see "Item 4 – Information on the Company – B. Business Overview – Environmental Regulations).

Drybulker segment

The above discussion for the Tanker Segment also applies to the drybulker segment. The effect of new rules and regulations on cost is lower in the drybulker segment due to the lower pollution risk this segment has compared to tankers.

Sub Managers Fees
Tanker segment

Historically, we have been outsourcing part or all of our technical functions and crewing to third parties. Since 2007, Top Tanker Management, our wholly owned subsidiary has been undertaking a larger role in technical management thereby reducing the dependence on third parties. Given the relatively small size of the company our Board of Directors is currently in the process of determining the most cost efficient model of management, i.e. in-house management versus outsourcing. With regards to crewing, we will continue to use third parties due to access to larger pools of crew.

Drybulker segment

Top Tankers Management performs the technical management of the drybulk vessels, except crew management, from the date of delivery to us. Given the relatively small size of the company our Board of Directors is currently in the process of determining the most cost efficient model of management, i.e. in-house management versus outsourcing. With regards to crewing, we will continue to use third parties due to access to larger pools of crew.

Other General and Administrative Expenses
Tanker and Drybulker segments

Other general and administrative expenses include the salaries and other related costs of senior management, directors and other on shore employees, our office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, non cash stock compensation, and corporate overhead. Other general and administrative expenses are Euro denominated except for some legal fees and are therefore affected by the conversion rate of the U.S. dollar versus the Euro.

General and administrative expenses are allocated to different segments based on calendar days of vessels operated.

Interest and Finance Costs
Tanker and Drybulker segments

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. Interest expense is directly related with the repayment schedule of our loans, the prevailing LIBOR and the relevant margin.

Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate which in all cases is higher than LIBOR. Additionally, as part of our discussions with banks with regards to certain loan covenant breaches, we have agreed to increase the margins to certain of our loans (see " – B. Liquidity and Capital Resources).

Inflation
Tanker and Drybulker segments

Inflation has not had a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to the spot market which affects those of our vessels not employed on time charter or bareboat charter or whose charters will expire. Decisions about future purchases and sales of vessel, and the unwinding of the sales leaseback transactions are based on the financial and operational evaluation of such actions and depend on the overall state of the drybulk and tanker markets, the availability of relevant purchase candidates, the availability of financing and our general assessment of the prospects for the segments that we operate in.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we allocate the purchase price to identified tangible and intangible assets or liabilities based on their relative fair values. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate for an equivalent vessel and the contracted charter rate. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized as a reduction or increase to revenue over the remaining period of the charter.

In November and December 2007 and February 2008, the Company acquired the drybulk vessels M/V Bertram, M/V Amalfi and M/V Voc Gallant, respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43.3 million, which is reflected in Fair Value of Below Market Time Charter on the accompanying consolidated balance sheets.

During 2009, the Company did not acquire any vessels which were under existing bareboat or time charter contracts.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers; and

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations. Our business is comprised of the following main elements:

•	employment and operation of our tanker and drybulk vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our tanker and drybulk vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	Charter rates and periods of charter hire for our tanker and drybulk vessels;

•	Utilization of our tanker and drybulk vessels (earnings efficiency);

•	levels of our tanker and drybulk vessels' operating expenses and dry docking costs;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Results of operations for the fiscal years ended December 31, 2006, 2007 and 2008

The following table depicts changes in the results of operations for 2008 compared to 2007 and 2007 compared to 2006.

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
	($ in thousands)				$ %		$ %
Voyage Revenues	310,043	252,259	257,380	(57,784)	-18.6%	5,121	2.0%
Voyage expenses	55,351	59,414	38,656	4,063	7.3%	(20,758)	-34.9%
Charter hire expenses	96,302	94,118	53,684	(2,184)	-2.3%	(40,434)	-43.0%
Amortization of deferred gain on sale and lease	(8,110)	(15,610)	(18,707)	(7,500)	92.5%	(3,097)	19.8%
Other Vessel operating expenses	66,082	67,914	67,114	1,832	2.8%	(800)	-1.2%
Dry-docking costs	39,333	25,094	10,036	(14,239)	-36.2%	(15,058)	-60.0%
Depreciation	35,266	27,408	32,664	(7,858)	-22.3%	5,256	19.2%
Sub-Manager fees	2,755	1,828	1,159	(927)	-33.6%	(669)	-36.6%
Other general and administrative expenses	20,261	22,996	30,314	2,735	13.5%	7,318	31.8%
Foreign currency (gains) / losses, net	255	176	(85)	(79)	-31.0%	(261)	-148.3%
Gain on sale of vessels	(12,667)	(1,961)	(19,178)	10,706	-84.5%	(17,217)	878.0%
Expenses	294,828	281,377	195,657	(13,451)	-4.6%	(85,720)	-30.5%
Operating income (loss)	15,215	(29,118)	61,723	(44,333)	-291.4%	90,841	-312.0%
Interest and finance costs	(27,030)	(19,518)	(25,764)	7,512	-27.8%	(6,246)	32.0%
Gain / (loss) on financial instruments	(2,145)	(3,704)	(12,024)	(1,559)	72.7%	(8,320)	224.6%
Interest income	3,022	3,248	1,831	226	7.5%	(1,417)	-43.6%
Other, net	(67)	16	(127)	83	-123.9%	(143)	-893.8%
Total other income (expenses), net	(26,220)	(19,958)	(36,084)	6,262	-23.9%	(16,126)	80.8%
Net income (loss)	(11,005)	(49,076)	25,639	(38,071)	345.9%	74,715	-152.2%

The table below presents the key measures of each of our segments for the each of the years 2006, 2007 and 2008 (also see Item 18 — Financial Statements: Note 4 — Segment Reporting). The Average TCE ($/day) amounts are reconciled to GAAP measures, (see "Item 3 – A Selected Financial Data").

	12-months ended December 31,			change
	2006	2007	2008	YE07 v YE06	YE08 v YE07
	($ in thousands)%				%
TANKER FLEET***
Total number of vessels at end of period	24.0	20.0	7.0	-16.7%	-65.0%
Average number of vessels	26.7	22.2	13.9	-16.8%	-37.3%
Total calendar days for fleet	9,747	8,110	5,095	-16.8%	-37.2%
Total voyage days for fleet under SPOT	2,411	2,312	1,035	-4.1%	-55.2%
Total voyage days for fleet under time charters	6,223	4,679	3,322	-24.8%	-29.0%
Fleet utilization	88.6%	86.2%	85.5%	-2.7%	-0.8%
Average TCE ($/day)	29,499	27,134	29,786	-8.0%	9.8%

DRY BULKER FLEET
Total number of vessels at end of period	-	3.0	5.0	-	66.7%
Average number of vessels	-	0.2	4.9	-	2589.6%
Total calendar days for fleet*	-	66	1,780	-	2597.0%
Total voyage days for fleet under time charters	-	41	1,742	-	4148.8%
Fleet utilization	-	62.1%	97.9%	-	57.5%
Average TCE ($/day)**	-	42,463	38,547	-	-9.2%

TOTAL FLEET
Total number of vessels at end of period	24.0	23.0	12.0	-4.2%	-47.8%
Average number of vessels	26.7	22.4	18.8	-16.1%	-16.1%
Total calendar days for fleet*	9,747	8,176	6,875	-16.1%	-15.9%
Total voyage days for fleet under SPOT	2,411	2,312	1,035	-4.1%	-55.2%
Total voyage days for fleet under time charters	6,223	4,720	5,064	-24.2%	7.3%
Fleet utilization	88.6%	86.0%	88.7%	-2.9%	3.1%
Average TCE ($/day)**	29,499	27,424	35,862	-7.0%	30.8%

* Total calendar days for fleet for 2008 include 335 days of bareboat charter relating to vessel Voc Gallant

** Amortization of Time Charter Fair Value is not included in the calculation of the Average TCE ($/day) of the drybulk fleet, but it is included in the total fleet consistent with our segment presentation.

*** Includes owned and leased back vessels.

Year On Year Comparison Of Operating Results

Revenues

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06			YE08 v YE07
Revenues by Segment	($ in thousands)				$	%		$	%
Tanker Fleet	310,043	248,944	163,995	(61,099)		-19.7%	(84,949)		-34.1%
Drybulk Fleet	-	1,902	71,590	1,902		-	69,688		3663.9%
Unallocated	-	1,413	21,795	1,413		-	20,382		1442.5%
Consolidated Revenues	310,043	252,259	257,380	(57,784)		-18.6%	5,121		2.0%

Tanker segment
2008 Vs 2007
During 2008, tanker revenues decreased by $84.9 million or 34.1% compared to 2007. This was mainly due to the decrease in the average number of tanker vessels that we operated, from 22.2 in 2007 to 13.9 in 2008, as a result of our lease unwinding strategy, which resulted in the termination of six leases during 2008, and the sale of seven owned vessels during 2008. The decrease in the revenues relating to the vessels sold in 2008 amounted to $ 66.4 million. In addition, during 2008 total days operating in the spot market decreased by 55.2% which was partially offset by an increase in average TCE by 9.8%. Utilization during 2008 was lower than 2007 by 0.8% as a result of increased downtime due to repairs and maintenance.

2007 Vs 2006
During 2007, tanker revenues decreased by $61.1 million or 19.7% compared to 2006. This was mainly due to the decrease in the average number of tanker vessels that we operated, from 26.7 in 2006 to 22.2 in 2007 as a result of the termination of three leases and the sale of one owned vessel during 2007. In addition, the total voyage days operating in the spot market decreased by 4.1% during 2007 compared to 2006 and this decrease was further intensified by a decrease in average TCE by 8.0%. Utilization during 2007 was lower than 2006 by 2.7% due to increased downtime due to repairs and maintenance.

Drybulker segment
2008 Vs 2007
During 2008, drybulk vessel revenues increased by $69.7 million or 3,663.9% compared to 2007. This was due to the fact that the drybulk fleet had its first full year of operation during 2008. Our first three drybulkers were delivered during the fourth quarter of 2007, and the remaining three during the first two quarters of 2008 (M/V Bertram which was delivered during 2007 was sold in 2008). Our drybulk fleet is expected to contribute significantly to our revenues during 2009 due to the high charter rates that we have achieved on some of our vessels (see Item 4. Information on the Company – Fleet List).

2007 Vs 2006
During 2006, we had no drybulk vessels.

Unallocated revenues  This amount refers to the amortization of the fair value of the time charter contracts of the drybulk vessels M/V Bertram, M/V Amalfi and M/V Voc Gallant. This amount is included in the total Revenues but is excluded from segment revenue to be consistent with how management evaluates segment performance and allocates resources.

Expenses

1.	Voyage expenses

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
Voyage Expenses by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	55,351	59,253	34,215	3,902	7.0%	(25,038)	-42.3%
Drybulk Fleet	-	161	4,441	161	-	4,280	2658.4%
Consolidated Voyage Expenses	55,351	59,414	38,656	4,063	7.3%	(20,758)	-34.9%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

Tanker segment
2008 Vs 2007
During 2008, voyage expenses decreased by $25.0 million or 42.3% compared to 2007 mainly due to the decrease of the average number of our tanker vessels by 37.3% and the decrease in voyage days operating in the spot market by 55.2%. The decrease was a result of our lease unwinding strategy which resulted in the termination of six leases during 2008 and the sale of seven owned vessels. The decrease in the voyage expenses relating to the vessels sold in 2008 amounted to $ 22.7 million.

2007 Vs 2006
During 2007, voyage expenses increased by $3.9 million or 7.0% compared to 2006, despite the decrease in the average number of tanker vessels that we operated, from 26.7 in 2006 to 22.2 in 2007 and the decrease in the total voyage days of the fleet in the spot market by 4.1%. The main reason behind the increase in voyage expenses was a 9.0% increase in the bunkers expenses from $34.0 million in 2006 to $36.9 million in 2007. In addition, the cost of canal dues increased mainly as a result of a 13.6% increase in canal passes from 22 in 2006 to 25 in 2007.

Drybulker segment
No year on year comparisons can be made due to the fact that the entrance in the drybulk sector begun in the fourth quarter of 2007 but it mainly affected the results of 2008. Voyage expenses of our drybulk vessels relate to mainly commissions on the time charters.

In 2009, voyage expenses are expected to decrease further as both the tanker and drybulk fleet are currently on period charters whereby voyage expenses are assumed by the charterers.

2.	Charter hire expenses

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
Charter Hire Expense by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	96,302	94,118	53,684	(2,184)	-2.3%	(40,434)	-43.0%
Drybulk Fleet	-	-	-	-	-	-	-
Consolidated Charter Hire Expense	96,302	94,118	53,684	(2,184)	-2.3%	(40,434)	-43.0%

Tanker segment
2008 Vs 2007
During 2008, charter hire expense decreased by $40.4 million or 43.0% compared to 2007. This was mainly due to the termination of six leases during 2008. As of December 31, 2008 we had five Handymax tankers under sale and leaseback arrangements compared to six Handymax and five Suezmax tankers on sale and leaseback arrangements as of December 31, 2007.

2007 Vs 2006
During 2007, charter hire expense decreased by $2.2 million or 2.3% compared to 2006. As of December 31, 2007 we had six Handymax and five Suezmax tankers on sale and leaseback arrangements compared to nine Handymax and nine Suezmax tankers as of December 31, 2006. Four sale and leaseback agreements were terminated late in the second quarter of 2007 and three were terminated in the third quarter 2007.

Drybulker segment
Not applicable.

Latest Developments
In April 2009, we agreed with the owners / lessors of the M/T Relentless to terminate the bareboat charter. Under this agreement, during the third quarter of 2009 we will redeliver the M/T Relentless to its owners and pay a termination fee of $2.5 million. In addition to the termination fee we have undertaken to perform certain works on the vessel prior to its redelivery which will involve additional costs. The bareboat charter would have expired in 2012.

On June 24, 2009, we terminated the bareboat charters and redelivered the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11.75 million in termination fees and expenses. In addition to the termination fees and expenses, we have forfeited our right to receive the seller's credit of $10.0 million from the initial sale of the vessels, which would have been received upon expiration of the bareboat charter, and we have undertaken to pay for the dry-dock of the M/T Spotless which is currently in progress. The bareboat charter would have expired in 2011. We will remain the managers of these vessels until the expiration of their current time charters, in early 2010, and will be reimbursed by the owners for all expenses incurred. These were the last leased vessels in our fleet.

As a result of the termination of these five leases, we will incur minimal, if any, charter hire expenses in the second half of 2009 depending on the redelivery date of the M/T Relentless.

3.	Amortization of deferred gain on sale and leaseback of vessels

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
Amortization of Deferred Gain on Sale and Leaseback of Vessels by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	(8,110)	(15,610)	(18,707)	(7,500)	92.5%	(3,097)	19.8%
Drybulk Fleet	-	-	-	-	-	-	-
Consolidated Amortization of Deferred Gain on Sale and Leaseback of Vessels	(8,110)	(15,610)	(18,707)	(7,500)	92.5%	(3,097)	19.8%

Tanker segment
2008 Vs 2007
During 2008, amortization of deferred gain was higher by $3.1 million or 19.8% compared to 2007 due to the unwinding of six leases in 2008 which resulted in the immediate recognition of the unamortized gain of $27.2 from the initial sale and leaseback transaction, net of sale expenses of $14.3 million. The 2008 amount also includes the yearly deferred gain amortization of $4.4 million, which is decreased due to the termination of 7 leases in 2007 and the termination of 6 leases in 2008.

 2007 Vs 2006
During 2007, amortization of deferred gain was higher by $7.5 million or 92.5% compared to 2006 due to the unwinding of seven leases in 2007 which resulted in the immediate recognition of the unamortized gain of $8.3 million from the initial sale and leaseback transaction.

Drybulker segment
Not applicable.

4.	Other Vessel Operating Expenses

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
Vessel Operating Expense by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	66,082	67,225	56,272	1,143	1.7%	(10,953)	-16.3%
Drybulk Fleet	-	689	10,842	689	-	10,153	1473.6%
Consolidated Other Vessel Operating Expenses	66,082	67,914	67,114	1,832	2.8%	(800)	-1.2%

Vessel operating expenses include:
-	crew wages and related costs,
-	insurance,
-	repairs and maintenance,
-	spares and consumable stores,
-	tonnage taxes and VAT.

Vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet.

Tanker segment
2008 Vs 2007
During 2008, vessel operating expenses decreased overall by $11.0 million or 16.3% compared to 2007 mainly as a result of a 37.3% reduction in the average number of tanker vessels that we operate from 22.2 in 2007 to 13.9 in 2008.
On a daily basis, vessel operating expenses increased in 2008 by $2,755 per day, or 33.2%, from 2007. The increase was partly a result of higher crew wages and related costs which were higher during 2008 by $985 per day, or 29.1%, from 2007. Crew wages increased due to a change in the mix of our crew during the latter part of 2007. Other factors that lead to higher crew wages were the appreciation of the Euro in respect of the US dollar, indemnities paid to seafarers of ships sold and changeover costs related to change of crewing sub-managers. Repairs and maintenance during 2008, increased by $1,012 per day, or 44.1%, from 2007. Also, during 2008 the daily insurance cost increased by $458 per day, or 60.4%, from 2007 as a result of additional P&I insurance premiums imposed. Finally, spares and consumable stores increased by $280 per day, or 14.4% ,during 2008 compared to 2007 as a result of the increased repairs and maintenance.

2007 Vs 2006
During 2007, vessel operating expenses increased overall by $1.1 million, or 1.7%, compared to 2006.
On a daily basis, vessel operating expenses increased in 2007 by $1,509 per day, or 22.3%, from 2006. The increase was partly a result of higher crew wages and related costs during 2007 by $621 per day or 22.5% compared to similar costs in 2006. Crew wages increased due to a change in the mix of our crew during the latter part of 2007 and due to overall increases in crew wages during 2007 as a result of the increase in demand for seafarers due to the euphoria in all shipping markets. Another factor that lead to higher crew wages was the appreciation of the Euro in respect of the U.S. dollar. During 2007, repairs and maintenance also increased by $620 per day, or 37.0%, from 2006. Spares and consumable stores increased by $277 per day, or 16.5%, during 2007 compared to 2006 as a result of the increased repairs and maintenance.

Drybulker segment
2008 Vs 2007
During 2008, vessel operating expenses increased by $10.2 million or 1,473.6% compared to 2007. This is mainly a result of the increase in the average number of vessels that we operated in 2008 to 4.9 compared to 0.2 in 2007.

2007 Vs 2006
We entered the drybulker segment in late 2007 and therefore no comparisons can be drawn with 2006.

5.	Dry-docking costs

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
Dry-docking Costs by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	39,333	25,094	9,450	(14,239)	-36.2%	(15,644)	-62.3%
Drybulk Fleet	-	-	586	-	-	586	-
Consolidated Dry-docking Costs	39,333	25,094	10,036	(14,239)	-36.2%	(15,058)	-60.0%

Tanker segment

2008 dry-docking costs mainly relate to the special surveys of two Suezmax tankers and two Handymax tankers and the intermediate survey of one Suezmax tanker that was completed in 2008.

2007 dry-docking costs mainly relate to the special surveys of three Suezmax tankers and three Handymax tankers that were completed in 2007.

2006 dry-docking costs mainly relate to the special surveys of four Suezmax tankers and four Handymax tankers that were completed in 2006.

Drybulker segment

During 2008, we completed the intermediate survey of one Panamax vessel.

6.	Depreciation

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
Deprecation by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	35,266	26,560	13,867	(8,706)	-24.7%	(12,693)	-47.8%
Drybulk Fleet	-	848	18,797	848	-	17,949	2116.6%
Consolidated Depreciation	35,266	27,408	32,664	(7,858)	-22.3%	5,256	19.2%

Tanker segment
2008 Vs 2007
During 2008, depreciation decreased by $12.7 million or 47.8% compared to 2007 due to the sale of seven owned Suezmax tankers which decreased the number of owned vessels from nine as of December 31, 2007 to two as of December 31, 2008. As of December 31, 2008 our owned fleet consisted of two Handymax tankers.

2007 Vs 2006
During 2007, depreciation decreased by $8.7 million or 24.7% compared to 2006. The decrease is a result of three sale and leaseback transactions for a total of 13 tankers which were concluded in mid March (eight tankers) and April (five tankers) 2006, the sale of three tankers in the fourth quarter of 2006 and the sale of one tanker in April 2007 and partially off set by the repurchase of four tankers in May 2007.

Drybulker segment
2008 Vs 2007
Depreciation during 2008 increased by $17.9 million, or 2,116.6%, from 2007, due to the acquisition of six drybulk vessels. Our first three drybulkers were delivered during the fourth quarter of 2007, and the remaining three during the first two quarters of 2008 including the M/V Bertram which was delivered during 2007 and then sold in 2008.

2007 Vs 2006
We entered the drybulker segment in late 2007 and therefore no comparison can be drawn with 2006.

7.	Sub Managers Fees

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
Sub-Manager Fees by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	2,755	1,821	1,096	(934)	-33.9%	(725)	-39.8%
Drybulk Fleet	-	7	79	7	-	72	1028.6%
Unallocated	-	-	(16)	-	-	(16)	-
Consolidated Sub-Manager Fees	2,755	1,828	1,159	(927)	-33.6%	(669)	-36.6%

Tanker segment
2008 Vs 2007
During 2008, sub-managers fees decreased by $0.7 million or 39.8% compared to 2007 mainly due to the decrease in the average number of vessels of our fleet and the shift of technical management from third parties to Top Tanker Management. Specifically, as of December 31, 2008 the number of vessels under third party technical management was two compared to four as of December 31, 2007. Additionally, as of December 31, 2008 the number of vessels under third crew management was nine compared to 19 as of December 31, 2007.

2007 Vs 2006
During 2007, sub-managers fees decreased by $0.9 million or 33.9% compared to 2006 mainly due to the decrease in the average number of vessels of our fleet and the shift in technical management from third parties to Top Tanker Management. Specifically, as of December 31, 2007 the number of vessels under third party technical management was four compared to 21 as of December 31, 2006. However, as of December 31, 2007 the number of vessels under third party crew management was 19 compared to only three as of December 31, 2006.

Drybulker segment
2008 Vs 2007
For our drybulker segment, we only outsource crewing to sub-managers and therefore the increase in the expense is a result of the increase in the number of vessels.

2007 Vs 2006
No year on year comparisons can be made for sub-manager fees for 2006 and 2007 due to the fact that our entrance in the drybulk sector began in the fourth quarter of 2007.

Unallocated sub managers fees
This amount refers to management fees receivable relating to third party vessels.

8.	Other General and Administrative Expenses

Other general and administrative expenses include the salaries and other related costs of senior management, directors and other on shore employees, our office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead. General and administrative expenses are allocated to different segments based on calendar days of vessels operated. As a result, the below analysis is not performed by segment.

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
Other General and Administrative Expenses by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	20,261	22,729	22,458	2,468	12.2%	(271)	-1.2%
Drybulk Fleet	-	267	7,856	267	-	7,589	2842.3%
Consolidated Other General and Administrative Expenses	20,261	22,996	30,314	2,735	13.5%	7,318	31.8%

2008 Vs 2007
During 2008, our general and administrative expenses increased by $7.3 million or 31.8%, compared to 2007. This increase was attributed primarily to an increase in non cash restricted stock expense of $4.2 million, from $0.9 million in 2007 to $5.1 million in 2008, mainly related to senior management and directors pursuant to our equity incentive plan (See Item 6- Directors, Senior Management and Employees – Compensation). Additionally, salaries and related costs increased by $2.6 million during 2008 as a result of the shift of technical management from sub managers to Top Tanker Management which started during the last two quarters of 2007 but affected salaries mainly during 2008. The increase in salaries during 2008 is also attributed to severance payments relating to layoffs relevant to the tanker segment due to sale of tanker vessels or unwinding of leases and also to the increase in employees supporting the drybulker segment which we entered late 2007 but affected our results mainly in 2008. Also, during 2008, our audit fees were higher by $0.7 million compared to 2007. Finally, other general and administrative expenses are Euro denominated except for some legal fees and during 2008, the Euro appreciated versus the U.S. dollar more than it ever has for the past five years, reaching almost 1.6 U.S. dollars to 1 Euro during the summer of 2008. During 2008, the average exchange rate was $1.4709 to 1 Euro. During 2007, the average exchange rate was $1.3708 to 1 Euro.

2007 Vs 2006
During 2007, general and administrative expenses increased by $2.7 million or 13.5% compared to 2006. More specifically, salaries and related costs increased by $3.2 million during 2007 as a result of the shift of technical management from sub managers to Top Tanker Management, which started during the last two quarters of 2007 and additional staff bonus expenses. The increase in salaries and related costs was partly off set by a decrease in share based payment compensation. Specifically, the share based compensation expenses amounted to $0.9 million in 2007 from $3.7 million in 2006. In addition, our audit fees were higher by $0.3 million compared to 2006. Also legal and consulting fees increased by $0.8 million due to increased legal fees and consulting fees for SOX compliance. Finally, other general and administrative expenses are Euro denominated except for some legal fees. During 2007, the average exchange rate was $1.3708 to 1 Euro. During 2006, the average exchange rate was $1.2558 to 1 Euro.

9.	Gain on sale of vessels

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
Gain on Sale of Vessels by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	(12,667)	(1,961)	(21,347)	(19,386)	988.6%	10,706	-84.5%
Drybulk Fleet	-	-	2,169	2,169	-	-	-
Consolidated Gain on Sale of Vessels	(12,667)	(1,961)	(19,178)	(17,217)	878.0%	10,706	-84.5%

Tanker segment

During 2008 we recognized a total gain of $19.4 million from the sale of M/T Edgeless, M/T Ellen P., M/T Limitless and M/T Endless, a gain of $1.8 from the sale of M/T Stormless, and a gain of $0.6 from the sale of M/T Noiseless.

During 2007, we realized a gain of $2.0 million from the sale of M/T Errorless.

During 2006, we recognized a total gain of $12.7 million from the sale of M/T Taintless, M/T Soundless and M/T Topless.

Drybulker segment
During 2008 we recognized a loss of $2.2 million from the sale of M/V Bertram in April 2008.

10.	Interest and Finance Costs

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
Interest and Finance Costs by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	(27,030)	(17,464)	(11,888)	9,566	-35.4%	5,576	-31.9%
Drybulk Fleet	-	(2,054)	(13,876)	(2,054)	-	(11,822)	575.6%
Consolidated Interest and Finance Costs	(27,030)	(19,518)	(25,764)	7,512	-27.8%	(6,246)	32.0%

Tanker segment
2008 Vs 2007
During 2008, interest and finance costs decreased by $5.6 million or 31.9% compared to 2007. The decrease is mainly due to the loan prepayment of $28.2 million in January, 2008 associated with the sale of tanker vessel M/T Noiseless, the loan prepayment of $108.7 million in September, 2008 associated with the sale of tanker vessels M/T Limitless, M/T Endless, M/T Ellen P, and M/T Stainless, the loan prepayment of $31.7 million in July, 2008 associated with the sale of tanker vessel M/T Edgeless and the loan prepayment of $29.2 million in June, 2008 associated with the sale of tanker vessel M/T Stormless and the fact that the average interest rate as of December 31, 2008 was 4.54% compared to 6.12% at December 12, 2007.

2007 Vs 2006
During 2007, interest and finance costs decreased by $9.6 million or 35.4% compared to 2006. This decrease is mainly due to the early repayment of $322.2 million in secured debt associated with thirteen vessels sold and leaseback in March and April 2006, three vessels sold in the fourth quarter of 2006 and one vessel sold during April 2007. The effect of debt repayment was partially off set by the drawdown of $20.0 million during the fourth quarter of 2006 and $316.8 million during 2007 ($157.5 million during the six months ended June 30, 2007 and $159.3 million during the fourth quarter of 2007). The average interest rate as of December 31, 2007 was 6.12% compared to 5.32% at December 12, 2006.

Drybulker segment
2008 Vs 2007
During 2008, interest and finance costs increased by $11.8 million or 575.6% compared to 2007. Specifically, during 2008 we drew down $133.1 million in order to finance the acquisition of three dry bulk vessels of which $42.0 million was repaid in April 2008 following the sale of M/V Bertram.

In addition, an amount of $1.2 million was charged as interest in 2008 related to the drybulk vessel M/V Astrale's capital lease entered into in February 2008 for two months before the vessel was acquired by the Company.

2007 Vs 2006
During 2007, we drew down $159.4 million in order to finance the acquisition of three dry bulk vessels and we prepaid $23.6 million from the proceeds of the offering. During 2006 we had no loans relating to the drybulker segment.

Other Income or Expenses Not Allocated to Segments

Our management does not review the gain / (loss) on financial instruments and interest income by segment.

11.	Gain / (loss) on financial instruments

	Year Ended December 31,			change
	2006	2007	2008	YE07 v YE06		YE08 v YE07
Gain / (loss) on Financial Instruments	($ in thousands)			$	%	$	%
Fair value change on financial instruments	(2,733)	(4,904)	(10,650)	(2,171)	79.4%	(5,746)	117.2%
Swap Interest	588	1,200	(1,374)	612	104.1%	(2,574)	-214.5%
Total Gain / (loss) on Financial Instruments	(2,145)	(3,704)	(12,024)	(1,559)	72.7%	(8,320)	224.6%

2008 Vs 2007
During 2008, fair value change in financial instruments increased by $5.7 million or 117.2% compared to 2007.  During 2008, we had a negative change in the fair value of our swaps due to adverse fluctuations of interest rate parameters. This negative change was partly set-off by the gain of $5.6 million as a result of the termination of a derivative product in the fourth quarter of 2008. Additionally, during 2008 we entered into several new swap agreements in order to hedge our exposure related to the loans of our drybulk vessels.  (See Item 11 - Quantitative and Qualitative Disclosures About Market Risk).

During 2008, swap interest changed by $2.6 million to $1.4 million additional interest expense from $1.2 million interest income in 2007.  This was a result of the falling interest rates which precipitated significantly during the last two quarters of 2008, and negatively affected interest income from our swaps.

2007 Vs 2006
During 2007, fair value change in financial instruments increased by $2.2 million or 79.4% compared to 2006. This increase is due to the interest derivative product that the Company entered into in November 2007 with a fair value charge of $2.2 million.

During 2007, swap interest income increased by $0.6 million to $1.2 million or 104.1% compared to 2006. This increase was due to favorable flucations of market conditions relative to the swaps with steepening terms that were in effect for the whole year in 2007.

12.	Interest Income

2008 Vs 2007
During 2008, interest income decreased by 43.6% to $1.8 million from $3.2 million during 2007. This decrease is mainly due to the decrease in the amounts kept under time deposits and relevant interest rates.

2007 Vs 2006
2007 interest income was $3.0 million, at similar levels with 2006.

RECENT DEVELOPMENTS

As of December 31, 2008, we were in breach of certain covenants contained in our loan agreements relating to our overall outstanding indebtedness of $342.5 million. These constitute a potential event of default and could result in the lenders requiring immediate repayment of the loans. As a result of these breaches, we have classified all our debt as current as discussed in "Item 18 – Financial Statements –Consolidated Financial Statements - Note 12". During 2009, as of the date of this report, we have already received waivers on certain covenants from two of our lenders and are in discussions or negotiations with the remaining lenders to obtain waivers and restructure the debt. We expect that the lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We do not expect that existing cash reserves together with cash generated from the operations of the vessels owned or operated by the Company to be sufficient to repay the total balance of loans in default if such debt is accelerated by the lenders. See "Liquidity and Capital Resources – Tabular Disclosure of Contractual Obligations - Long term Debt" below for further information.

During 2009, until the date of this report, we have taken delivery of five newly built 50,000 dwt product / chemical tankers from SPP. These tankers are the: M/T Miss Marilena, M/T Lichtenstein, M/T Ionian Wave, M/T Tyrrhenian Wave and M/T Britto. All vessels have entered into bareboat charter employments for periods between seven to ten years at a gross average daily rate of $14,442 per day per vessel.  Our sixth and final newbuilding product tanker is also scheduled to be delivered in 2009.

During 2009, until the date of this report we have terminated or agreed to terminate all five sale and leaseback agreements as discussed under "Item 5 – Operating and Financial Review And Prospects - Tabular Disclosure of Contractual Obligations – Operating Leases" .

B.           Liquidity and Capital Resources

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities and pay dividends.

In December 2007 and April 2008 we raised a total of $120.0 million of equity capital to fund our diversification into the drybulk sector and our newbuilding program. Additionally, during 2008 we sold seven owned Suezmax tankers and one owned Panamax drybulk vessel for an aggregate sale price of $380.5 million.

We also completed the refinancing of our six new-building product tankers in 2008 and chartered all six vessels with three major charterers at fixed rates for periods that range between seven and 10 years. These charters have been agreed on a bareboat basis, which not only reduces our long-term market risk relating to the vessels, but also eliminates the Company's operational risk for that period.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire tankers and drybulk vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels.  Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of December 31, 2008, we had total indebtedness under various senior secured credit facilities of $346.9 million, excluding unamortized financing fees of $4.4 million, with our lenders, the Royal Bank of Scotland, or "RBS", HSH Nordbank, or "HSH", DVB Bank, or "DVB", ALPHA BANK or "ALPHA" and EMPORIKI BANK or "EMPORIKI", maturing from 2008 through 2015.

Breach of Loan Covenants

As of December 31, 2008, we were in breach of the minimum asset cover ratio and other vessel value related covenants contained in our loan agreements relating to our overall outstanding indebtedness of $342.5 million. As a result of these breaches, and due to cross-default provisions within our loan agreements, we have classified all our debt as current as discussed in Note 12 to our consolidated financial statements included in this annual report. Cross-default provisions, provide that, if we are in default with regards to a specific loan then we are automatically in default of all our loans containing cross-default provisions. For this reason, we are not able to breakdown our debt obligations into current and long term unless we are able to receive waivers for all covenants breaches. During 2009, we expect to be in breach of covenants relating to the minimum liquidity on EBITDA as defined by each bank (See below Working Capital Requirements and Sources of Capital).

A violation of covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness, which would impair our ability to continue to conduct our business.

As of the date of this report, we have received waivers for certain covenants from two of our lenders and are in discussions or negotiations with the remaining lenders to obtain waivers and restructure the debt. We expect that the lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We do not expect that existing cash reserves together with cash generated from the operations of the vessels owned or operated by the Company to be sufficient to repay the total balance of loans in default if such debt is accelerated by the lenders.

For details of credit facilities as of December 31, 2008 and discussion about waivers see Item 5F "Tabular Disclosure of Contractual Obligations - Long Term Debt".

Working Capital Requirements and Sources of Capital

As of December 31, 2008, we had a working capital deficit (current assets – current liabilities) of $329.8 million.  This working capital deficit was composed of the following (figures in millions):

Cash (non restricted)	$46.2
Other current assets	$10.9
Total current assets	$57.1
Current portion of debt	$52.5
Current portion of debt (previously categorised as long term)	$290.0
Other current liabilities	$44.4
Total current liabilities	$386.9

As of December 31, 2008, our material capital requirements for the coming 12 months were as follows (figures in millions):

Long term debt	$ 346.9
Interest payments	$ 20.7
Newbuilding instalments	$ 133.3
Operating leases	$ 2.0
Lease payments under sale and leasebacks	$ 23.2
Total requirements:	$ 526.1
The total capital available as of December 31, 2008 was as follows (figures in millions):
Cash – non restricted	$ 46.2
Undrawn amount from secured financing for newbuildings	$ 132.2
Total available capital:	$ 178.4
Cash shortfall (Total Requirements less Total available capital)	$ 347.7

We expect that our lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities.  If we adjust the cash shortfall for this assumption then the cash shortfall becomes $57.7 million.

We believe that, if necessary, banks will allow us to make use of a certain portion of the restricted cash of $52.6 million provided that such amount goes towards loan repayments but we cannot be certain of the amount that we will be allowed to use, if at all. If we resort to making use of part of our restricted cash then we will be in breach of liquidity and minimum cash covenants under certain of our loan facilities which may constitute an event of default. In such a case we would need to get waivers for such a breach.

We intend to make up the shortfall in working capital from cash generated from operations as well as from proceeds of an equity offering or at the market sales which will be initiated during the second half of 2009. We do not expect bank financing to be available for working capital purposes.

As of the date of this annual report, we have made payments to our banks according to our repayment schedules and we have taken delivery of five newbuilding vessels. Our newbuildings have a positive cash flow effect on our overall cash position and since their deliveries they have helped to make up the shortfall of working capital. However, the winding up of leases during 2009, which involved total termination payments of $14.25 million, has used up a significant part of our available cash and has further increased the financing gap.

Cash Flow Information

Cash and cash equivalents increased by $20.2 million to $46.2 million as of December 31, 2008 compared to $26.0 million as of December 31, 2007. That increase resulted primarily from the net proceeds from the sale of vessels during the year as well as positive operating results.

NET CASH FROM (USED IN) OPERATING ACTIVITIES--increased 204.9% for 2008 to $11.8 million compared to ($11.3) million for 2007. This increase was attributed to the overall increase in operating income by $90.8 million, or 312.0%, to $61.7 million for 2008 compared to an operating loss of $29.1 million for 2007.  Improved operating results during 2008 were mainly due to the termination of 6 leases together with the delivery of our drybulk vessels, which were deployed on time charters at premium rates. The effect of the drybulk vessels is expected to continue during 2009 given the time charters involved. Additionally, during 2009 we expect a positive cash contribution from our 6 newbuilding product tankers that have already been committed to bareboat charters for 7 to 10 years.

NET CASH FROM (USED) IN INVESTING ACTIVITIES--2008 ended with net cash inflows of $58.6 million, mainly due to net proceeds from the sale of vessels totaling $338.1 million. Specifically, during 2008 we sold seven owned Suezmax tankers and one owned Panamax drybulk vessel.  Also, during 2008, we invested $118.1 million upon delivery of two of our drybulk vessels (representing payment of the remaining purchase price of $115.6 million and capitalized expenses of $2.5 million) and $114.3 as advances for vessels acquisitions / under construction for our six newbuilding product tankers (representing payment of the second installment for all vessels, the third installment for five vessels and the fourth installment for two vessels in an aggregate amount of $109.2 million and capitalized interest and expenses of $5.1 million). For 2007, we had net cash outflows of $318.3 million mainly as a result of the repurchase of Suezmax tankers that were sold in 2006 in a sale-and-lease-back transaction, the acquisition of three drybulk vessels for $167.6 million, and advances for vessel acquisitions under construction.

NET CASH FROM (USED IN) FINANCING ACTIVITIES--2008 ended with net cash outflows of $50.2 million. During 2008, the Company made total loan repayments of $368.6 million relating to sold vessels. Additionally, the Company drew $271.2 of new bank loans relating to the purchase of drybulk vessels and installments of newbuildings. Also, during 2008 the Company privately placed with various investors 7.3 million unregistered shares of common stock for aggregate proceeds of approximately $51.0 million. For 2007, the Company had net cash inflows of $325.6 million mainly as a result of the drawdown of $10.0 million from the existing revolving credit facility to partially finance the installment for the two newbuildings, the drawdown of $147.5 million from a new credit facility to partially finance the repurchase of four Suezmax tankers and the drawdown of $159.4 million for the acquisition of three drybulk vessels, the repayment of a loan installment and to cover loan arrangement fees. During 2007 the Company issued 1,435,874 new shares of common stock that were sold at the market, under its shelf registration, for total net proceeds of $29.4 million and 8,050,000 new shares of common stock that were sold through a follow-on offering, for total net proceeds of $68.9 million. During 2009, we will make use of our secured credit lines in relation to our newbuildings. Also during 2009, we expect to inject new capital in the company as a result of an equity offering or at the market sales that we are planning to initiate during the second half of 2009.

C.           Research and Development, Patents and Licenses, etc.

Not applicable.

D.           Trend Information

For industry trends refer to Business Overview under industry information. For company specific trends refer to ITEM 5 under discussion of operations.

E.           Off Balance Sheet Arrangements

As of December 31, 2008 our total undrawn amount under our newbuildings' financing facilities was $132.2 million .

As of December 31, 2008, the Company had agreed with the lessors of four vessels through a performance guarantee deed to irrevocably and unconditionally guarantee the prompt and punctual payment of all sums payable by the Company to the lessors under or pursuant to the sale and leaseback agreements. The term of the performance guarantee covers the period of the leases. As of June 24, 2009, this guarantee has expired as a result of the termination of the respective leases.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2008:

	Payments due by period
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

(1) (i) Long term debt (A)	$346,907	$346,907	-	-	-
(ii) Interest (B)	$20,712	$20,712
(2) Newbuildings (C)	$133,344	$133,344	-	-	-
(3) Operating leases (D)	$18,700	$2,004	$2,004	$2,004	$12,688
(4) Lease payments under sale and leasebacks (E)	$57,483	$23,206	$23,206	$8,104	$2,967
Total	$577,146	$526,173	$25,210	$10,108	$15,655

A. Relates to the outstanding balance as of December 31, 2008, consisting of 1(a) (60.9 million), 1(b) (i) ($53.2 million), 1(b) (ii) ($56.6 million), 1(c) (i) ($41.0 million), 1(c) (ii) ($26.7 million), 1(d) (i) ($37.0 million), 1(d) (ii) ($24.8 million) and 1(e) ($46.7 million), discussed below.

B. Interest payments are calculated using the Company's average going interest rate of 5.97%, as of December 31, 2008,  which takes into account additional interest expense from interest rate swaps, applied on the amortized long term debt as presented in the table above.

C. Relates to the remaining construction installments for the construction of six newbuildings.
D. Relates to the minimum rentals payable for the office space.
E. Relates to remaining lease payments for the five vessels that were sold and leased back as of December 31, 2008.

(1) Long Term Debt:

(a) RBS Revolving Credit Facility:

As of December 31, 2008 the outstanding amount under the RBS revolving credit facility was $60.9 million, payable in 19 consecutive quarterly installments of approximately $2.1 million starting February 2009, plus a balloon payment of $21.5 million payable together with the last installment. As of December 31, 2008, there was no undrawn amount under the RBS revolving credit facility.

Additional terms and conditions of the RBS credit facility are as follows:

During 2007, the interest rate on the RBS credit facility was 85 basis points over LIBOR. From March 26, 2008, the interest rate was adjusted to 125 basis points over LIBOR. The RBS credit facility is collateralized by a first priority mortgage on each of the M/T Ioannis P. and M/T Dauntless as of December 31, 2008.

The RBS credit facility contains, among other things,  various financial covenants, including i) security value maintenance whereby the market value of the vessels and the market value of any additional security are greater than or equal to 130% of the outstanding loan and the fair value of outstanding swaps, ii) market value adjusted net worth is greater than or equal to $250.0 million and greater than or equal to 35% of total assets, and iii) EBITDA is greater than 120% of fixed charges, iv) minimum liquid funds of $10.0 million or $0.5 million per group vessel and v) a minimum balance of $5.0 million to be maintained in the operating accounts.

The RBS credit facility also contains general covenants that require us to maintain adequate insurance coverage and obtain the bank's consent before we incur new indebtedness that is secured by the vessels mortgaged there under. In addition, the RBS credit facility prohibits us, without the lender's consent, from appointing a Chief Executive Officer, or CEO, other than Evangelos Pistiolis and requires that the vessels mortgaged thereunder be managed by TOP Tanker Management, which will subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., and any other company acceptable to the lender. We will be permitted to pay dividends under the RBS credit facility so long as we are not in default of a loan covenant.

Waivers

As of December 31, 2008, we were not in compliance with the security value maintenance covenant. We are currently in discussions with RBS in order to receive waivers until March 31, 2010. The outcome of these discussions remains unknown.

As of December 31, 2008, we had three interest rate swaps with RBS, summarized as follows:

(i)
for a notional amount of $25.4 million, with effective date of June 30, 2005 and for a period of four years, we pay a fixed rate of 4.66%, in order to hedge portion of the variable interest rate exposure.  As of the date of this annual report this SWAP has expired.

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

For swaps (ii) and (iii) we will pay an initial fixed interest rate, as designated above, and will receive a floating interest rate, which is the 3-month LIBOR, as is determined on the reset dates. During 2008, the difference between the 10-year swap rate and the 2-year swap rate was greater to 8 basis points, and we paid the initial fixed rate and received the floating interest rate. In all subsequent periods, if the difference between the 10-year swap rate and the 2-year swap rate is greater or equal to 8 basis points, then we will continue to pay the previous rate and continue to receive the respective floating rate. If the difference between the 10-year swap rate and the 2-year swap rate is less than 8 basis points, then we will pay the previous rate, plus three times the difference between 8 basis points and the difference between the 10-year swap rate and the 2-year swap rate. The interest rate that we will pay for those swaps is capped at 10.25%.

(b) HSH Credit Facilities:

(i) Loan of an initial amount of $95.0 million: As of December 31, 2008, we had a secured term loan outstanding of $53.2 million, which was ultimately part of a $95.0 million secured term loan available to partially finance the acquisition cost of the M/V Bertram, M/V Amalfi and the M/V Voc Gallant.

The credit facility bears interest at LIBOR plus a margin. Until March 27, 2008 the margin was 100 basis points over LIBOR. From March 28, 2008 until March 24 2009 the margin was adjusted to 135 basis points over LIBOR as a result of the waiver received for our breach of the EBITDA covenant during 2008. From March 24, 2009 until March 31, 2010, the margin has been set at 250 basis points over LIBOR as part of the restructuring discussed under "Breach of Loan Covenants" above. Thereafter the margin will be reduced to 100 basis points per annum while each of the Vessels are employed under time charter party agreements acceptable to the Agent for periods of at least twelve (12) months and 112.5 basis points per annum at all other times;"

The facility contains, among other things, various financial covenants, including i) asset maintenance whereby the fair market value of the vessel and the fair value of swaps are greater than or equal to a required percentage. As per the initial loan agreement the minimum required percentage had been set at 130% for the first four years and 135% from then on until maturity. During 2008 these figures were adjusted to 140% and 145% respectively as a result of the waiver received for our breach of the EBITDA covenant, ii) market value adjusted net worth greater than or equal to $250.0 million and greater than or equal to 35% of total assets, and iii) EBITDA greater than 120% of fixed charges, iv) minimum liquid funds of $25.0 million or $0.5 million per group vessel. During 2008 minimum liquid funds were adjusted to $30.0 million as a result of waiver received for a breach of the EBITDA covenant, v) No dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

In addition, the HSH credit facility requires that the mortgaged vessels be managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender. In addition, it prohibits the three borrowers, which are our subsidiaries, from declaring or paying any dividends or making any distributions to Top Ships in excess of 70% of their net income.

M/V Bertram: The loan of $28.1 million was drawn down on November 9, 2007 (originally amounted to $29.6 million). In December 2007, $1.5 million was prepaid from the net proceeds of the equity offering. Following the sale of the vessel in April 2008, the then outstanding loan of $26.5 million was fully repaid.

M/V Amalfi: The loan of $28.7 million was drawn down on December 27, 2007 (originally amounted to $30.3 million). In December 2007, $1.6 million was prepaid on this loan from the net proceeds of the equity offering. As of December 31, 2008 the outstanding amount was $24.8 million, payable in payable in 24 consecutive quarterly installments of approximately $0.53 million, starting in March 2009, and a balloon payment of $11.9 million payable together with the last installment.

M/V Voc Gallant: On February 1, 2008, following the delivery of the vessel, $33.2 million, net of a prepayment of $1.9 million, was drawn (originally amounted to $35.1 million). As of December 31, 2008 the outstanding amount was $28.4 million, payable in 25 consecutive quarterly installments as follows: (i) one installment of $1.6 million, starting in February, 2009; (ii) four installments of $0.85 million; (iii) twenty installments of $0.50 million; and (iv) a balloon payment of $13.4 million payable together with the last installment.

(ii) Loan of an initial amount of $121.3 million: As of December 31, 2008, we had a secured term loan outstanding of $56.6 million, which is part of a $121.3 million loan that was concluded to partially finance the construction of newbuildings product tankers S-1025, S-1029 and S-1031 all scheduled to be delivered in 2009.

The credit facility bears interest at LIBOR plus a margin. Until March 24, 2009 the margin was 175 basis points over LIBOR. From March 24, 2009 until March 31, 2010, the margin has been set at 200 basis points over LIBOR as part of the restructuring discussed under "Breach of Loan Covenants" above. Thereafter the margin will be reduced to 175 basis points per annum until maturity of the loan while each of the Vessels are employed under time charter party agreements acceptable to the Agent for periods of at least twelve (12) months and 112.5 basis points per annum at all other times;"

The facility contains, among other things, various financial covenants including i) asset maintenance whereby the fair market value of the vessel and the fair value of swaps are greater than or equal to a required percentage. As per the initial loan agreement the minimum required percentage had been set at 120% for the first four years and 125% from then on until maturity. During 2008, these initial required percentage was adjusted to 125% as a result of waiver received for a breach of the EBITDA covenant, ii) market value adjusted net worth greater than or equal to $250.0 million and greater than or equal to 35% of total assets, and iii) EBITDA greater than 120% of fixed charges, iv) minimum liquid funds of $25.0 million or $0.5 million per group vessel. During 2008 minimum liquid funds were adjusted to  $30.0 million as a result of waiver received for a breach of the EBITDA covenant, v) No dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

In addition, the HSH credit facility requires that the mortgaged vessels be managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender. In addition, it prohibits the three borrowers, which are our subsidiaries, from declaring or paying any dividends or making any distributions to Top Ships in excess of 70% of their net income.

As of December 31, 2008, we were not in compliance with the asset maintenance and adjusted net worth covenants for which we have received waivers as discussed below.

M/T Miss Marilena: As of December 31, 2008 the outstanding amount was $23.1 million out of a total of $40.1 million (which is part of a $121.3 million loan that was concluded to partially finance the construction of newbuildings S-1025, S-1029 and S-1031), out of which $16.5 million was drawn down in October 2008 and $6.6 million was drawn down in November 2008. The repayment schedule involves forty consecutive installments payable quarterly, in arrears and commencing three months from last drawdown. The amount of each of the installments shall be as follows: (i) the first through eighth installments shall each be in the amount of $0.60 million; (ii) the ninth through twentieth installments shall each be in the amount of $0.70 million; and (iii) the twenty-first through fortieth installments shall each be in the amount of $0.75 million.  A balloon of $11.9 million payable together with the last installment. The repayment of the loan started in May 2009, following the delivery of the vessel.

M/T Tyrrhenian Wave: As of December 31, 2008 the outstanding amount was $16.7 million out of a total of $40.6 million (which is part of a $121.3 million loan that was concluded to partially finance the construction of newbuildings S-1025, S-1029 and S-1031), which was drawn down in October 2008. The repayment schedule involves forty consecutive installments payable quarterly, in arrears and commencing three months from last drawdown. The amount of each of the installments shall be as follows: (i) the first through eighth installments shall each be in the amount of $0.60 million; (ii) the ninth through twentieth installments shall each be in the amount of $0.70 million; and (iii) the twenty-first through fortieth installments shall each be in the amount of $0.75 million.  A balloon of $12.4 million payable together with the last installment.

During vessel's delivery, the total amount drawn was adjusted to $29.3 million from $40.6 million as a result of a drop in the vessel's value. Following this adjustment, the repayment amounts were adjusted accordingly as follows, starting in June 2009: (i) the first through eighth installments shall each be in the amount of $0.43 million; (ii) the ninth through twentieth installments shall each be in the amount of $0.50 million; (iii) the twenty-first through fortieth installments shall each be in the amount of $0.54 million. A balloon of $8.9 million payable together with the last installment.

M/T Britto: As of December 31, 2008 the outstanding amount was $16.7 million out of a total of $40.6 million (which is part of a $121.3 million loan that was concluded to partially finance the construction of newbuildings S-1025, S-1029 and S-1031), out of which $10.0 million was drawn down in October 2008 and $6.7 million was drawn down in November 2008. The repayment schedule involves forty consecutive installments payable quarterly, in arrears and commencing three months from last drawdown. The amount of each of the installments shall be as follows: (i) the first through eighth installments shall each be in the amount of $0.60 million; (ii) the ninth through twentieth installments shall each be in the amount of $0.70 million; and (iii) the twenty-first through fortieth installments shall each be in the amount of $0.75 million.  A balloon of $12.4 million payable together with the last installment.

During vessel's delivery, the total amount drawn was adjusted to $35.2 million from $40.6 million as a result of a drop in the vessel's value. Following this adjustment, the repayment amounts were adjusted accordingly as follows, starting in August 2009: (i) the first through eighth installments shall each be in the amount of $0.52 million; (ii) the ninth through twentieth installments shall each be in the amount of $0.60 million; (iii) the twenty-first through fortieth installments shall each be in the amount of $0.65 million. A balloon of $10.7 million payable together with the last installment.

As of December 31, 2008, we were not in compliance with the asset maintenance and adjusted net worth covenants under this facility for which we have received waivers as discussed below.

Waivers

During May 2009, we received waivers we respect to our $95.0 million drybulker financing and our $121.3 million product tanker financing. Specifically, we have received waivers until March 31, 2010 for asset maintenance clause, for EBITDA to fixed charges and for adjusted net worth. In the case of adjusted net worth, the minimum of $250.0 million has been replaced by $125.0 million. Following discussions with regards to a further decrease of minimum adjusted net worth to $75.0 million, HSH has not agreed to further reduce the minimum from $125.0 million but they have reassured us that they will be accommodating in providing us with waivers for any breaches until March 31, 2010 . In the case of asset cover ratio for the product tanker financing, the required percentage has been increased from 120% to 125% until March 31, 2010.

The amendatory agreements that we have signed with HSH Nordbank provide for the following: (1) a pledged amount of $6.5 million which will be applied against future installments of the drybulker financing starting from August 2009; 50% pro rata against the 12 instalments starting from August 2009, and 50% pro rata against all remaining instalments of the facility including the balloon, starting from August 2009 (2) a restructuring fee of $0.15 million, (3) increase in margin of drybulker financing from 1.35% to 2.50% until March 31, 2010, thereafter the margin will be reduced to 1% per annum while each of the vessels are employed under time charter party agreements acceptable to the agent for periods of at least 12 months and 1.125% per annum at all other times, (4) increase in margin of product tanker financing from 1.75% to 2.00% until 31 March 31, 2010, thereafter the margin will be reduced to 1.75% until maturity of the loan while each of the vessels is employed under time charter party agreements acceptable to HSH for periods of at least twelve (12) months and 1.125% per annum at all other times (5) in the case of sale of vessels financed by HSH 100% of the sale proceeds following debt repayment to be applied towards full covenant compliance, (6) in the case of sale of vessels not financed by HSH, following debt repayment HSH to be allocated an amount of the remaining sale proceeds equal to the proportion of total HSH outstanding loans over our total indebtedness, (7) In the case of a successful offering, HSH to be allocated an amount (on the basis of 50% of offering proceeds) equal to the proportion of total HSH outstanding loans over our total indebtedness (8) Our cash deposits, in addition to the pledged amounts, shall be at least equal to $3.7 million (i.e. $0.75 million per vessel) (9) Minimum liquidity has been redefined as $25.0 million inclusive of all pledged deposits with all banks (10) cross collateralisation of the two facilities.

As of December 31, 2008, we had seven interest rate swaps with HSH, summarized as follows:

(i-iii)
3 swaps for a notional amount, as of December 31, 2008 of $11.2 million, with effective date of December 12, 2008 and for a period of two years. We pay a fixed interest rate of 4.80% and receive 3 month Libor, in order to hedge portion of the variable interest rate exposure of the newbuildings' loans.

(iv)
for a notional amount, as of December 31, 2008, of $7.4 million with effective date of March 27, 2008 and for a period of five years. If 3 month Libor is greater than or equal to 4.842105% or lower than 1.5% we pay a fixed interest rate of 4.6% and receive 3 month libor. If 3 month Libor is greater than or equal to 1.5% and less than or equal to 4.842105% we pay 3 month Libor multiplied by 0,95 and receive 3 month libor.

(v)
for a notional amount, as of December 31, 2008, of $15.1 million with effective date of March 27, 2008 and for a period of five years. If 3 month Libor is greater than or equal to 4.842105% or lower than 1.5% we pay a fixed interest rate of 4.6% and receive 3 month libor. If 3 month Libor is greater than or equal to 1.5% and less than or equal to 4.842105% we pay 3 month Libor multiplied by 0,95 and receive 3 month libor.

(vi)
for a notional amount, as of December 31, 2008, of $13.4 million with effective date of July 15, 2008 and for a period of seven years. We pay 5.55% less a variable which depends on whether the 3 month libor is within an upper and a lower limit or outside these limits and receive 3 month libor. Our current swap rollover has been fixed at 5.55%.

(vii)
for a notional amount of $15.1 million, with effective date of June 28, 2010 and for a period of four years. We pay a fixed interest rate of 4.73% and receive 3 month Libor, in order to hedge portion of the variable interest rate exposure under the Amalfi loan.

(c) DVB Credit Facilities:

(i) M/V Astrale: As of December 31, 2008 the outstanding amount was $41.0 million. The loan of $48.0 million was drawn down in April, 2008 to partially finance the acquisition cost of the drybulk vessel Astrale.

The repayment schedule involves eighteen consecutive quarterly installments: the first shall be in an amount equal to the lesser of the aggregate outstanding principal amount of the Loan and $3.5 million; the next shall be in an amount equal to the lesser of the aggregate outstanding principal amount of the Loan and $9.5 million; each of the next four of which shall be in an amount equal to the lesser of the aggregate outstanding principal amount of the Loan and $2.5 million; each of the next twelve of which shall be in an amount equal to the lesser of the aggregate outstanding principal amount of the Loan and $0.6 million; A balloon of $10.8 million shall be paid together with the last installment.

The amended repayment schedule of this facility is discussed under "Waivers" below.

 The facility bears interest at LIBOR plus a margin. The margin has been agreed at 175 basis points per annum for the period commencing on the date of the drawdown and ending on, but not including, the first anniversary of the Actual Drawdown Date, and 150 basis points annum thereafter.

The facility contains, among other things, various financial covenants including i) asset maintenance whereby the fair market value of the vessel is greater than or equal to 140% of the outstanding loan for the first two years and 130% thereafter, ii) a Net Asset Value that is greater than $125.0 million, iii) Stockholder's equity to be greater than $100.0 million, and iv) minimum cash balances of $25.0 million.

In addition, the DVB credit facility prohibits the borrower without the lender's consent, from declaring or paying any dividends or returning any capital to its equity holder and requires that the mortgaged vessels be managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender. Finally, Top Ships is not allowed to appoint any chief executive officer other than Mr. Evangelos Pistiolis without the prior written consent of DVB.

As of December 31, 2008, we were not in compliance with the value maintenance and net asset value covenants of this loan for which we are in the process of receiving waivers as discussed below.

 (ii) Loan of an initial amount of $80.0 million: As of December 31, 2008, we had a secured term loan outstanding of $26.7 million, which is part of an $80.0 million loan that was concluded to partially finance the construction of newbuildings product tankers S-1027, S-1033 all scheduled to be delivered in 2009.

The credit facility bears interest at LIBOR plus a margin of 155 basis points per annum. From March 16, 2009 the margin for the loan of the Ionian Wave has been set at 175 basis points over LIBOR as part of the restructuring discussed under "Waivers" below.

The facility contains, among other things, various financial covenants including i) asset maintenance whereby the fair market value of the vessel is greater than or equal to 110% of the outstanding loan for the predelivery period, 115% for the first five years and 125% thereafter, ii) a Net Asset Value that is greater than $225.0 million, iii) Stockholder's equity to be greater than $180.0 million, iv) minimum cash balances of the higher of $25.0 million or $0.5 million per group vessel, and (v) Interest cover ratio of no less than 1.2 times (defined as EBITDAR divided by interest expense) pre delivery and 1.5 times post delivery.

In addition, the DVB credit facility prohibits the borrower without the lender's consent, from declaring or paying any dividends or returning any capital to its equity holder and requires that the mortgaged vessels be managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender. Finally, Top Ships is not allowed to appoint any chief executive officer other than Mr. Evangelos Pistiolis without the prior written consent of DVB.

M/T Ionian Wave: As of December 31, 2008 the outstanding amount was $16.7 million out of a total of $40.0 million (which is part of an $80.0 million loan that was concluded to partially finance the construction of newbuildings S-1027 and S-1033) which was drawn down in October 2008. The repayment schedule involves forty equal consecutive installments payable quarterly, in arrears and commencing six months from last drawdown. The amount of each of the installments shall be $0.6 million and a balloon of $15.0 million payable together with the last installment.

During vessel's delivery, the total amount drawn was adjusted to $33.7 million from $40.0 million as a result of a drop in the vessel's value. Following this adjustment, the repayment amounts were adjusted accordingly as follows, starting in September 2009: The amount of each of the installments shall be $0.5 million and a balloon payment of $12.7 million payable together with the last installment.

M/T Hongbo (Hull 1033): As of December 31, 2008 the outstanding amount was $10.0 million out of a total of $40.0 million (which is part of an $80.0 million loan that was concluded to partially finance the construction of newbuildings S-1027 and S-1033) which was drawn down in October 2008. The repayment schedule involves forty equal consecutive installments payable quarterly, in arrears and commencing six months from last drawdown. The amount of each of the installments shall be 0.6 million and a balloon of $15.0 million payable together with the last installment.

The amount of each of the installments shall be determined upon delivery of the vessel during the summer of 2009 when the amount of the final advance will be determined based on a test relevant to the market value of the vessel around the delivery date.

As of December 31, 2008, we were not in compliance with the net asset value covenant as defined under this facility and we are in the process of receiving waivers as discussed below.

Waivers

With respect to our $48.0 million drybulker financing and our $80.0 million product tanker financing, we are in the process of receiving waivers until March 31, 2010 for asset maintenance clause and minimum net asset value. In the case of the asset maintenance clause, we have agreed the following minimum required value to loan ratios with regards to the drybulker financing:

-	100% until March 31, 2010

-	105% until March 31, 2011

-	110% until March 31, 2012

-	120% thereafter

The asset value maintenance clause for the product tankers will not change.

The amendatory agreements that we are in the process of signing with DVB provide for the following: (1) a repayment installments' moratorium for 11 months commencing at the end of April 2009 following the repayment of a scheduled $9.5 million balloon installment, (2) a reduction in scheduled repayments after the moratorium including 2 quarterly installments of $0.35 million, 21 quarterly installments of $0.7 million and a balloon of $12.6 million, (3) with regards to the drybulker financing, a cash sweep mechanism for the period commencing after the end of April 2010 until the maturity of the loan agreement whereby 60% of any excess cash earned by the M/V Astrale will be applied in the inverse order of maturity to the amount outstanding under the loan agreement. Excess cash is defined as net earnings less: (i) aggregate operating expenses and general and administrative capped at $10,000 per day as adjusted for an annual increase of 3%, (ii) scheduled installment repayments and (iii) interest costs. The cash sweep mechanism will cease to function in the event the ratio of the vessel's charter free fair market value over the outstanding loan is equal or greater than 140% for a period of more than 3 consecutive months, (4) a restructuring fee of $80,000, (5) cross collateralisation of the two facilities.

(d) ALPHA BANK Credit Facilities:

(i) M/V Cyclades: As of December 31, 2008 the outstanding amount was $37.0 million. The loan of $48.0 million was drawn down on December 17, 2007 to partially finance the acquisition cost of the drybulk vessel Cyclades.

The repayment schedule involves twenty eight consecutive quarterly installments, starting in March 2009, as follows: (i) four installments of $2.25 million; (ii) four installments of $1.25 million; (iii) twenty installments of $0.75 million; and (iv) a balloon payment of $8.0 million payable together with the last installment.

The credit facility bears interest at LIBOR plus a margin of 130 basis points. From April 3, 2009 the margin has been set at 250 basis points over LIBOR as part of the restructuring discussed under "Waivers" below.

The facility contains, among other things, various financial covenants including: i) asset maintenance whereby the fair market value of the vessel is greater than or equal to 130% of the outstanding loan, ii) market value adjusted net worth greater than or equal to $250.0 million iii) book equity (total assets less consolidated debt) to be greater than $100.0 million and iv) minimum cash balances of $25.0 million.

As of December 31, 2008, we were not in compliance with the asset maintenance and adjusted net worth covenants for which we have received waivers as discussed below.

(ii) M/T Lichtenstein: As of December 31, 2008 the outstanding amount was $24.8 million which was drawn down in August, September and November of 2008. The loan of $39.0 million was entered into on December 17, 2007 to partially finance the construction cost of newbuilding S-1026.

The repayment schedule involves forty equal consecutive quarterly installments of $0.6 million starting in May 2009 and a balloon payment of $15.0m together with the last installment.

The credit facility bears interest at LIBOR plus a margin of 165 basis points. From April 3, 2009 the margin has been set at 225 basis points over LIBOR as part of the restructuring discussed under "Breach of Loan Covenants" above.

The facility contains, among other things, various financial covenants including: including i) asset maintenance whereby the fair market value of the vessel is greater than or equal to 130% of the outstanding loan, ii) market value adjusted net worth greater than or equal to $250,000 iii) book equity (total assets less consolidated debt) to be greater than $100,000, and iv) minimum cash balances of $25,000.

As of December 31, 2008, we were not in compliance with the market value adjusted net worth covenant for which we have received waivers as discussed below.

Waivers

With respect to our $48.0 million drybulker financing and our $39.0 million product tanker financing, we have received waivers until March 31, 2010 for asset maintenance clause and adjusted net worth.

The amendatory agreements that we signed in April 2009, with Alpha Bank provide for the following: (1) a cash pledge of $ 4.0 million to be maintained with Alpha Bank; this amount will be applied towards the drybulker financing in case of renegotiation or cancellation of the existing time charter agreement of M/V Cyclades. $2.0 million of the pledged cash will be released on December 31, 2009 subject to the above and no other event of default. The remaining $2.0 million will be released on March 30, 2010 given that: a) no renegotiation or cancellation of the existing time charter agreement will be effected until then, b) no event of default has occurred in the respective loan facility. (2) increase in margin of the drybulker financing from 1.30% to 2.50%, (3) increase in margin of product tanker financing from 1.65% to 2.25%, (4) Minimum liquidity is reduced to $15.0 million from $25.0 million until March 31, 2010, (5) cross collateralisation of the two facilities.

 (e) EMPORIKI Credit Facility: As of December 31, 2008 the outstanding amount was $46.7 million. The loan of $50.0million was entered into in March 2008 in order to partially finance the acquisition cost of the drybulk vessel M/V Pepito.

The repayment schedule involves 13 consecutive semi-annual installments, starting from March 2009, as follows: (i) three installments of $3.3 million, starting on September 8, 2008; (ii) ten installments of $2.4 million; and (iii) a balloon payment of $12.9 million payable together with the last installment.

The credit facility bears interest at LIBOR plus a margin of 110 basis points. From March 31, 2009 until March 31, 2010, the margin has been set at 250 basis points over LIBOR as part of the restructuring discussed under "Waivers" below. Thereafter the margin will be reduced to 175 basis points per annum until maturity of the loan.

The facility contains, among other things, various financial covenants including: (i) the aggregate market value of the mortgaged vessel is equal to at least 125% of the outstanding principal amount under the loan, (ii) the leverage ratio (as defined in the EMPORIKI credit facility agreement) will not exceed 75% and (iii) the interest cover ratio (as defined in the EMPORIKI credit facility agreement) will stand at the minimum level of 2.5:1.

In addition, the EMPORIKI credit facility prohibits us, without the lender's consent, from appointing a CEO other than Evangelos Pistiolis and requires that the mortgaged vessel be managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessel to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender. In addition, it prohibits the borrower, which is our subsidiary, without the lender's consent, from declaring or paying any dividends or making any distributions to its shareholders.

As of December 31, 2008, we were not in compliance with the asset maintenance and leverage ratio covenants for which we are in the process of receiving waivers as discussed below.

Waivers

With respect to our $50.0 million drybulker financing we are in the process of receiving waivers until March 31,2010 for asset maintenance clause and minimum leverage ratio defined as Total Liabilities divided by Total Assets adjusted to FMV of vessels.

The amendatory agreements that we are in the process of signing with Emporiki Bank provide for the following: (1) an increase in margin from 1.10% to 2.50% until March 31, 2010. From April 1, 2010 the margin and until maturity of the loan the margin will be 1.75%, (2) an addendum to the first mortgage in form and substance satisfactory to the bank.

As of December 31, 2008, we had one interest rate swap with Emporiki Bank, summarized as follows:

(i) for a notional amount of $20.0 million for a seven year period, with effective date May 15, 2008. Based on this agreement, we received an upfront amount of $1.5 million. During the first year we will receive a fixed rate of 5.25% and pay a fixed rate of 5.50%. From the second year, we will receive a fixed rate of 5.25% and will pay a rate of 5.10%, if two conditions are met: i) the difference between the 10 year Euro swap rate and the 2 year Euro swap rate is greater or equal than -0.15% and ii) the 6 month USD Libor is between 1.00% and 6.00%. Otherwise, we will pay the 10.85% less 5.75% multiplied by the number of days that the above two conditions are not met, divided by the total number of days of the period.

Other Interest Rate Swaps/Derivative Products:

Interest Rate Swaps: In July 2006, we entered with Egnatia Bank into an interest rate swap agreement as follows:

(i) for a notional amount of $10.0 million, with effective date of July 3, 2006 and for a period of seven years.  Under this agreement, we pay an initial fixed interest rate of 4.7% and receive a floating interest rate, which is the 3-month LIBOR, as is determined on the reset dates. If the difference between the 10-year swap rate and the 2-year swap rate is greater or equal to 5 basis points, then we will continue to pay the initial fixed rate and continue to receive the respective floating rate. If the difference between the 10-year swap rate and the 2-year swap rate is less than 5 basis points, then we will pay the initial fixed rate, plus two times the difference between 5 basis points and the difference between the 10-year swap rate and the 2-year swap rate. The interest rate that we will pay is capped at 8.80%.

Interest Rate Derivative Product: In November 2007, we entered into an interest rate derivative product. Under this agreement, we received an upfront payment of $8.5million and would have to pay five annual interest payments on a notional amount of $85.0 million. Based on the cumulative performance of a portfolio of systematic foreign exchange trading strategies, the interest payments would have a minimum floor at 0.00% and a cap at 7.50%.

On September 15, 2008, the parent company of the counterparty in this derivative product, announced its intention to file a petition under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York. Soon after this announcement, we initiated discussions with the counterparty in order to examine the potential effect of this bankruptcy on our liability.

As at September 30, 2008, we had classified the liability within our current liabilities, as valued on September 12, 2008, at $15,215. On December 30, 2008 we signed an agreement with the counterparty terminating the interest rate derivative product against a one-off termination payment of $5.0 million.

(2) Newbuildings:

In October 2006, the Company entered into an agreement for the construction of six Handymax Product / Chemical tankers. The total contract price was $285.4 million, payable in five installments as follows: 15% is payable upon arrangement of the Refund Guarantee, 15% is payable upon commencement of steel cutting, 20% is payable upon keel laying, 20% is payable upon launching and 30% upon delivery of the vessel.

The first installment for the six vessels of $42.8 million was paid in December 2006 and January 2007. The second installment for all vessels, the third installment for five vessels and the fourth installment for two vessels in an aggregate amount of $109.2 million was paid during 2008. The third installment for one vessel, the fourth installment for four vessels and the delivery installment for five vessels in an aggregate amount of $119.1 million, was paid during 2009 up to the date of this annual report. The only remaining payment is a payment of $14.3 million upon delivery of the last of our newbuildings, which is expected to take place during the second half of 2009.

The vessels' construction installments to date have been partially financed by HSH Nordbank, DVB and Alpha Bank.

(3) Operating Leases:

In January 2006, we entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for a duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years. The monthly rental is $161,231 (based on the Dollar/Euro exchange rate as of December 31, 2008) adjusted annually for inflation increase plus 1.0%.

 (4) Lease Payments under Sale and Leasebacks:

On April 3, 2009, we entered into an agreement to terminate the bareboat charter of M/T Relentless and redeliver the vessel to its owners during the third quarter of 2009.

On June 24, 2009, we terminated the bareboat charters of the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard and redelivered them to their owners.

We will incur minimal, if any, lease payments during the third quarter of 2009 depending on the redelivery date of  M/T Relentless to its owners.

Other Contractual Obligations:

TOP Tanker Management, our wholly-owned subsidiary, is responsible for the chartering, operational and technical management of our tanker fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries.

As of December 31, 2008, TOP Tanker Management has subcontracted the day-to-day technical management and crewing of two Handymax tankers to V.Ships Management Limited, a ship management company Additionally, TOP Tanker Management has also subcontracted the crewing of three Handymax tankers to V. Ships Management Limited and has also subcontracted the crewing of two Handymax tankers and four drybulk vessels to Interorient Maritime Enterprises Inc. TOP Tanker Management pays a monthly fee of $11,800 per vessel for technical management and crewing of the two vessels and $3,550 per vessel for the crewing of three vessels under its agreements with V. Ships Management, and a monthly fee of $1,700 per vessel for the six vessels under its agreements with Interorient Maritime Enterprises Inc.  The agreements between Top Tanker Management and V.Ships Management Limited and Interorient Maritime Enterprises Inc, continue until written notice of termination is given by either party. In such case, they terminate after a period of two or three months from the date upon which such notice was given. Accordingly, they are not included in the table of contractual obligations presented above.

Other major capital expenditures include funding our maintenance program of regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that the vessels that are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey dry-docking and that such vessels are to be dry-docked every five years, while vessels 15 years or older are to be dry-docked for an intermediate survey every 2.5 years in which case the additional intermediate survey dry-dockings take the place of in-water surveys.

During 2009, one owned tanker vessel has completed its special survey and one leased vessel is currently undergoing its special survey, and we will cover the cost as part of the termination agreement entered into on June 24, 2009.

Critical Accounting Policies:

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Impairment of long-lived assets.  We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

The Company did not note for 2006 and 2007, any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable. However, in the fourth quarter of 2008, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade.   Since the end of the third quarter of 2008, the charter rates in the drybulk and tanker market have declined significantly and vessel values must have also declined (there have been scarce transactions to document that) both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. These are conditions that the Company considers to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2008. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value.   This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available. In developing estimates of future cash flows, the Company made assumptions about future charter rates, utilization rates, ship operating expenses, future dry docking costs  and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.  The Company determined that the carrying amounts of its vessels held for use were recoverable.

Our impairment test exercise is highly sensitive on variances in the time charter rates, fleet effective utilization rate, estimated scrap values, future drydocking costs and estimated vessel operating costs. Our current analysis, which involved also a sensitivity analysis by assigning possible alternative values to these inputs, indicates that there is no impairment of individual long lived assets. However, there can be no assurance as to how long term charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Derivatives:  The SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met.

We have determined fair value of our derivatives in accordance with SFAS No. 157 "Fair value measurements", which became effective on January 1, 2008, applies to financial assets and liabilities and also non-financial assets and liabilities that are being measured and reported on a fair value basis on recurring basis. SFAS No. 157 requires disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

All our interest rate swap payments or receipts, and therefore the fair value of our swaps, depend on observable market inputs, namely, the 3-month LIBOR rate, the 10 year U.S. dollar swap rate, the two year U.S. dollar swap rate, the 10 year Euro swap rate and the 2 year Euro swap rate, see "Item 11 quantitative and qualitative disclosures about market risk". We have therefore categorized all our swaps as level 2 items.  In regard to the Fair Value Measurement, please also refer to Note 22 in our consolidated financial statements.

We have not applied hedge accounting for our interest rate swaps. Additionally, we have not adjusted the fair value of our derivative liabilities for non-performance risk as we expect to be able to perform under the contractual terms of our derivative agreements, such as making cash payments at periodic net settlement dates or upon termination. Also refer to "Item 5 – Liquidity and Capital Resources – Working capital requirements and sources of capital" for availability of capital.

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

Fair value of time charter acquired. When vessels are acquired with existing time charters we allocate the total cost between the vessel and the fair value of the time charter based on the relative fair values of the vessel and the time charter acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimates of the market time charter rate at the time of acquisition. The fair value of the time charter is amortized over the remaining period of the time charter to revenues.

New accounting pronouncements: No significant effect from new accounting pronouncements. See Notes to the December 31, 2008 Financial Statements for a full description of new accounting pronouncements and effect on our financials.

G.           Safe Harbor

Forward looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as ''forward-looking statements''. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Thomas F. Jackson	61	Director and Chairman of the Board
Evangelos J. Pistiolis	36	Director, President, Chief Executive Officer
Alexandros Tsirikos	35	Director, Chief Financial Officer
Vangelis G. Ikonomou	44	Director and Executive Vice President
Michael G. Docherty	49	Director
Christopher J. Thomas	49	Director
Roy Gibbs	59	Director
Stavros Emmanuel	66	Chief Operating Officer of TOP Tanker Management
Demetris P. Souroullas	46	Vice President
Eirini Alexandropoulou	37	Secretary

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

Evangelos J. Pistiolis founded our Company in 2000, is our President and Chief Executive Officer and has served on our Board of Directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of drybulk vessels. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos, is a UK qualified Chartered Accountant (ACA) and has been employed with Top Ships since July 2007 as the Company's Corporate Development Officer. Prior to joining TOP Ships, Mr Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team thereby drawing experience both from consulting as well as auditing. As a member of the Advisory team, he lead and participated in numerous projects in the public and the private sectors, involving strategic planning and business modelling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master's of Science in Shipping Trade and Finance from City University of London and a Bachelor's Degree with honours in Business Administration from Boston University in the United States. He speaks English, French and Greek.

Vangelis G. Ikonomou is our Executive Vice President and has served on our Board of Directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Michael G. Docherty has served on our Board of Directors since July 2004. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 25 years of international experience handling maritime insurance claims.

Christopher J. Thomas has served on our Board of Directors since July 2004. Mr. Thomas is also the Chief Financial Officer of Paragon Shipping Inc. From 2004 to 2006, Mr. Thomas was the Chief Financial Officer of DryShips Inc., which is a publicly traded company with securities registered under the Exchange Act. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd., which is also a publicly traded company with securities registered under the Exchange Act. Prior to joining Excel, Mr. Thomas was the Chief Financial Officer of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Roy Gibbs has served on our Board of Directors since July 2004. Mr. Gibbs has been the chief executive officer of Standard Chartered Grindlays Bank, Greece, formerly ANZ Grindlays, since 1992. From 1988 to 1992, Mr. Gibbs was the chief manager of domestic banking at ANZ Grindlays, London. Prior to that he was assistant director for property, construction and shipping at ANZ London. Mr. Gibbs joined National and Grindlays Bank in 1965.

Captain Stavros Emmanuel has been the Chief Operating Officer of TOP Tanker Management since July 2004. He has 33 years experience in the shipping industry and expertise in operation and chartering issues. Prior to joining TOP Tanker Management, Captain Emmanuel served as General Manager of Primal Tankers Inc., where his responsibilities included chartering and operations management. Prior to joining Primal Tankers in 2000, Captain Emmanuel worked in various management capacities for Compass United Maritime. Captain Emmanuel obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropyrgos, Greece and earned a Master Mariners degree in 1971.

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

Eirini Alexandropoulou has been our Secretary since August 2004. Mrs. Alexandropoulou's principal occupation for the past nine years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Mrs. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Mrs. Alexandropoulou served as a legal advisor to Belize's ship registry office in Piraeus. Mrs. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.

B.           Compensation

During the fiscal years ended December 31, 2004, 2005, 2006, 2007 and 2008, we paid to the members of our senior management and to our directors' aggregate compensation of $4.4 million, $8.1 million, $4.2 million, $4.8 million and $5.6 million, respectively. We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In April 2005 the Board adopted the TOP SHIPS INC. 2005 Stock Incentive Plan, or the Plan, under which our officers, key employees and directors may be granted options to acquire common stock. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Board. Since the Plan's inception, the number of shares of common stock reserved for issuance under the Plan has been increased to 5,000,000. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors. The Plan will expire 10 years from the date of its adoption. On July 11, 2007, the Company increased the Plan's reserve by 1,000,000 shares.

Please refer to Note 17 to the consolidated financial statements included in Item 18 describing grants under the Plan, which have occurred between  April 2005 and January 2008.

On January 22, 2008, the Company granted 197,560 shares of restricted common stock of the Company, or Shares, pursuant to the Company's Plan. These shares were granted to two officers and employees and proportionally vest over a period of four years in equal annual installments with the following provisions: in case of change of control or termination of employment, Shares will immediately vest, with the exception of voluntary resignation or termination of employment for cause, in which event the Shares will be forfeited. The fair value of each Share on the grant date was $6.69.

On July 1, 2008, the Company increased the Plan's reserve by 1,000,000 shares and granted 500,000 Shares, pursuant to the Company's Plan. All 500,000 Shares were awarded to our CEO, Evangelos Pistiolis, and issued to Sovereign Holdings Inc., a company wholly-owned by Mr. Pistiolis. The restrictions on the shares granted to the CEO schedule 125,000 shares to vest on the grant date and schedule the remainder of the shares to vest over a period of three years in equal annual installments beginning one year from the grant date. However, as the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $6.20

On July 10, 2008, the Company granted 2,666 Shares pursuant to the Company's Plan. All 2,666 Shares were awarded to one of our employees, such Shares to vest over a period of 6 months. The fair value of each Share on the grant date was $5.15.

On September 2, 2008, the Company granted 387,666 Shares pursuant to the Company's Plan. 375,000 of the Shares from this date were granted to our non-executive directors, such Shares to vest five years after the grant date. 10,000 of the Shares from this date were granted to one of our employees, such Shares to vest proportionally over a period of three years in equal installments, commencing on the grant date. 2,666 of the Shares from this date were granted to another of our employees, such Shares to vest over a period of 6 months. The fair value of each Share on the grant date was $5.08.

On September 4, 2008, the Company increased the Plan's reserve by 2,000,000 shares and granted 1,472,438 Shares pursuant to the Company's Plan. All 1,472,438 Shares were awarded to our CEO, Evangelos Pistiolis in lieu of cash compensation that would be owed to Mr. Pistiolis under his employment agreement with the Company, or the employment agreement, in the event of a change in control of the Company. These Shares were issued to Sovereign Holdings Inc., a company wholly-owned by Mr. Pistiolis. The Shares will vest in the event of a change in control of the Company, as defined in the employment agreement. The fair value of each Share on the grant date was $5.23.

All share amounts have been adjusted for the 1:3 reverse stock split effected on March 20, 2008.

A summary of the status of the Company's vested and non-vested Shares as of December 31, 2008 and movement during the year ended December 31, 2008, is presented below:

	Number of non-vested shares	Weighted average grant date fair value per non-vested share
As of December 31, 2007	213,333	$23.97
Granted in 2008	2,060,331	$5.34
Vested in 2008	(157,078)	$14.56
Forfeited in 2008	(39,322)	$12.59
As of December 31, 2008	2,077,264	$6.42

Number of vested shares
As of December 31, 2007	229,917
Granted in 2008	500,000
Non-vested shares granted in 2007 and 2008, vested during 2008	157,078
As of December 31, 2008	886,995

C. Board Practices

Committees of the Board of Directors

We have established an audit committee composed of three members, which pursuant to a written audit committee charter is responsible for reviewing our accounting controls and recommending to the Board of Directors, or the Board, the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the NASDAQ Global Select Market. The members of the audit committee are Messrs. Docherty, Gibbs and Thomas. While the Company is exempt from the requirement to have an audit committee financial expert, both Mr. Thomas and Mr. Gibbs meet the qualifications of an audit committee financial expert. In June 2007, we established a compensation committee and a nominating and governance committee. Both committees are composed of four members, all of whom are independent directors. The compensation committee carries out the Board's responsibilities relating to compensation of the Company's executive and non-executive officers and provides such other guidance with respect to compensation matters as the Committee deems appropriate. The nominating and governance committee assists the Board in: (i) identifying, evaluating and making recommendations to the Board concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill Board vacancies; (ii) developing and recommending to the Board a set of corporate governance guidelines and principles applicable to the Company, and (iii) reviewing the overall corporate governance of the Company and recommending improvements to the Board from time to time.

The board has determined that Mr. Thomas and Mr. Gibbs, whose biographical details are included elsewhere in this Item 6, members of our audit committee, qualify as a financial experts and are considered to be independent under the corporate governance rules of the NASDAQ Global Select Market.

D. Employees

As of December 31, 2008, we had four employees, while our wholly-owned subsidiary, TOP Tanker Management, employed 66 employees, all of whom are shore-based. As of December 31, 2008 we employed also 300 sea going employees, directly and indirectly through our sub-managers.

E. Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions".

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of capital stock owned by our officers and directors as of June 24, 2009. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held. The percentages below are calculated as of June 24, 2009.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common Stock, par value $.01 per share	Sphinx Investment Corp.*	4,133,333	13.99%
	Maryport Navigation Corp.*	4,133,333	13.99%
	George Economou*	4,133,333	13.99%
	QVT Financial LP**	2,899,568	9.81%
	QVT Financial GP LLC**	2,899,568	9.81%
	QVT Associates GP LLC**	2,305,801	7.80%
	Kingdom Holdings Inc.***	1,065,393	3.60%
	Sovereign Holdings****	2,826,564	9.57%
	Evangelos Pistiolis*****	2,826,564	9.57%
	Shares of Officers and directors other than Evangelos Pistiolis	567,880	1.92%
	All officers and directors as a group	3,394,444	11.49%

_______________________
*	As of October 24, 2008. Sphinx Investment Corp., Maryport Navigation Corp. and Mr. Economou may constitute a "group" for reporting purposes of Rule 13d-5 promulgated under the Exchange Act.
**	As of January, 16, 2009. QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC share beneficial ownership of the shares listed in this table.
***	A company owned primarily by adult relatives of our President, Chief Executive Officer, and Director, Evangelos Pistiolis.
****	A company that is wholly owned by Evangelos Pistiolis.
*****	By virtue of the shares owned directly through Sovereign Holdings Inc.

B.           Related Party Transactions

For Related Party Transactions please refer to Note 5 to the consolidated financial statements included in Item 18.

C.           Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information.

See Item 18.

Dividend Policy

The Company paid special dividends of $15.00 per share and $7.50 per share on March 27, 2006 and April 25, 2006, respectively. On April 6, 2006 our Board decided to discontinue the Company's policy of paying regular quarterly dividends. The declaration and payment of any future special dividends shall remain subject to the discretion of the Board and shall be based on general market and other conditions including the Company's earnings, financial strength and cash requirements and availability.

We are permitted to pay dividends under the loans so long as we are not in default of a loan covenant and if such dividend payment would not result in a default of a loan covenant.

Significant Changes.

Please refer to Note 23 to the consolidated financial statements included in Item 18.

ITEM 9. THE OFFER AND LISTING.

Price Range of Common Stock

The trading market for our common stock is the NASDAQ Global Select Market, on which the shares are listed under the symbol ''TOPS.'' The following table sets forth the high and low closing prices for our common stock since our initial public offering of common stock at $33.00 per share on July 23, 2004, as reported by the NASDAQ Global Select Market. The high and low closing prices for our common stock for the periods indicated were as follows:

	HIGH	LOW
For the Fiscal Year Ended December 31, 2008
For the Fiscal Year Ended December 31, 2007*
For the Fiscal Year Ended December 31, 2006*
For the Fiscal Year Ended December 31, 2005*
For the Fiscal Year Ended December 31, 2004 (beginning July 23, 2004)*
	$10.62 $25.2 $54.96 $66.00 $72.42	$1.40 $9.09 $13.83 $36.81 $31.53
For the Quarter Ended*
March 31, 2009 December 31, 2008 September 30, 2008 June 30, 2008 March 31, 2008* December 31, 2007* September 30, 2007* June 30, 2007* March 31, 2007*	$2.30 $4.66 $6.31 $10.28 $10.65 $22.23 $25.20 $22.41 $15.75	$0.77 $1.40 $3.81 $6.40 $6.06 $9.09 $14.88 $13.44 $13.35

For the Month	HIGH	LOW
June 2009 (to June 24, 2009)	$3.52	$1.98
May 2009	$1.77	$1.54
April 2009	$1.65	$0.98
March 2009	$1.08	$0.77
February 2009	$2.00	$1.26
January 2009	$2.30	$1.83
*Adjusted for the 1:3 reverse stock split effective March 20, 2008

ITEM 10. ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws do not impose any limitations on the ownership rights of our shareholders.

Under our Amended and Restated By-laws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time exclusively by the board of directors. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.

Directors.    Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws prohibit cumulative in the election of directors.

The board of directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors, and to members of any committee, for attendance at any meeting or for services rendered to us.

Classified Board

Our Amended and Restated Articles of Incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal

Our Amended and Restated Articles of Incorporation and Amended and Restated by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our Amended and Restated articles of incorporation provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

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

Anti-takeover Provisions of our Charter Documents.    Several provisions of our Amended and Restated Articles of Incorporation and Amended and Restated by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Business Combinations

The Company's Amended and Restated Articles of Incorporation include provisions which prohibit the Company from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

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

Limited Actions by Shareholders

Our Amended and Restated Articles of Incorporation and our Amended and Restated By-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.

Our Amended and Restated Articles of Incorporation and our Amended and Restated By-laws provide that only our board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Super-majority Required for Certain Amendments to Our By-Laws

On February 28, 2007, we amended our by-laws to require that amendments to certain provisions of our by laws may be made when approved by a vote of not less than 66 2/3% of the entire Board of Directors. These provisions that require not less than 66 2/3% vote of the Board of Directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our Board of Directors, any amendment to change the number of directors constituting our Board of Directors, the method by which our Board of Directors is elected, the nomination procedures of our board of directors, removal of our board of directors and the filling of vacancies on our Board of Directors.

C.           Material Contracts

Long Term Debt

As of December 31, 2008 we had long term debt obligations under credit facilities with RBS, HSH, DVB, EMPORIKI and ALPHA BANK. For a full description of our credit facilities see "Item 5 – Operating and Financial Review And Prospects - Tabular Disclosure of Contractual Obligations – Long Term Debt".

Newbuildings

As of December 31, 2008 we had commitments under six shipbuilding contracts for the construction of six Handymax product/chemical tankers scheduled for delivery during 2009. For a full description of our newbuildings see "Item 5 – Operating and Financial Review And Prospects - Tabular Disclosure of Contractual Obligations – Newbuildings".

Office space lease

In January 2006, we entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The agreement is for a duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years. For a full description of the office space lease see "Item 5 – Operating and Financial Review And Prospects - Tabular Disclosure of Contractual Obligations – Operating Leases".

Sale and Leaseback

As of December 31, 2008 we had commitments under sale and leaseback agreements for five out of the twelve of our vessels under management. In March and April of 2006, the subsidiaries of the Company had sold and subsequently leased back thirteen vessels for a period of five to seven years. During 2009, up to the date of this report we have terminated or agreed to terminate all five sale and leaseback agreements as discussed under "Item 5 – Operating and Financial Review And Prospects - Tabular Disclosure of Contractual Obligations – Operating Leases".

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, as of August 19, 2005. Under this Agreement, we declared a dividend payable of one right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of Top Ships Inc. common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 15% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company's Board of Directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $25 (the "Exercise Price") a fraction (1/1000th) of one share of the company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 15% of the company's common stock then each holder of a right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the company's common stock which has a market value of twice the exercise price. If after an Acquiring Person acquires more than 15% of the company's common stock, the company merges into another company or the company sells more than 50% of its assets or earning power, then each holder of right (except for those owned by the acquirer) will be entitled to purchase at the Exercise Price, a number of shares of common stock of the surviving entity which has a then current market value of twice of the Exercise Price. Any time after the date an Acquiring Person obtains more than 15% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of  the company's common stock. The rights expire on the earliest of (1) August 31, 2015 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 15% or more of the company's common stock, or the expiration date. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

D.           Exchange controls

The Marshall Islands imposes no exchange controls on non-resident corporations.

E.           Tax Consequences

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

Marshall Islands Tax Consequences

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

United States Federal Income Tax Consequences

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non U.S. Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Treasury Regulations interpreting Code Section 883 became effective on January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP SHIPS INC. and its subsidiaries on a consolidated basis.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations there under, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our country of organization, that grants an "equivalent exemption" to corporations organized in the United States; and

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is and we anticipate will continue to be "primarily traded" on the NASDAQ Global Select Market.

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

For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that

•
is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

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

As of March 31, 2009, 67% of the average value of our fleet was employed under bareboat charters that qualify as passive income. If our fleet and charter composition remains the same, we would likely be treated as a passive foreign investment company for our 2009 taxable year. Nevertheless, it is management's intention to take necessary steps in order to avoid passive foreign investment company status as this would have the negative tax consequences for our investors more fully described, below. Remedial actions could involve the sale of passive income producing vessels or the purchase of non passive income producing assets.

Assuming that such steps are taken and based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot be certain that the nature of our operations will not change in the future.

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

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

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

Not applicable

Incorporation by Reference

This Form 20-F is hereby incorporated by reference to the registration statement on Form F-3 filed on July 3, 2008 (Registration No. 333-152150).

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our risk management policy

Our primary market risks relate to adverse movements in freight rates in the product tanker market and in the Handymax and Panamax sectors of the drybulk market. In 2008, we started to implement our strategy of entering into long term period charters (either time or bareboat). As of the date of this report, all but one of our vessels are on long term period charters with duration of more than one year, and therefore we believe we have mitigated this market risk until the expiration of each charter.

Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. With regard to bunker prices, as our employment policy for our vessels has been and is expected to continue to be with a high percentage of our fleet on period employment, we are not directly exposed with respect to those vessels to increases in bunker fuel prices, as these are the responsibility of the charterer under period charter arrangements.

Interest rate risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements as of December 31, 2007 and 2008 (in thousands).

Counterparty	Nr	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value – Asset (Liability)
						31-Dec-07	31-Dec-08
RBS	1	$25,357	4 years	30-Jun-05	4.66%	$(240)	$(270)
HSH NORDBANK	2	$11,193	2 years	12-Dec-08	4.80%		$(701)
HSH NORDBANK	3	$11,193	2 years	12-Dec-08	4.80%	$(779)	$(701)
HSH NORDBANK	4	$11,193	2 years	12-Dec-08	4.80%		$(701)
RBS	5	$10,000	7 years	30-Sep-06	4.23%	$(514)	$(1,852)
RBS	6	$10,000	7 years	30-Sep-06	4.11%	$(461)	$(1,812)
DEUTSCHE	7	$50,000	6 years	28-Sep-07	-	$(3,530)	-
EGNATIA	8	$10,000	7 years	3-Jul-06	4.76%	$(588)	$(1,650)
HSH NORDBANK	9	$15,072	5 years	27-Mar-08	3.03%	-	$(732)
HSH NORDBANK	10	$7,443	5 years	27-Mar-08	4.60%	-	$(468)
EMPORIKI	11	$20,000	7 years	15-May-08	5.50%	-	$(3,944)
HSH NORDBANK	12	$13,359	7 years	15-Jul-08	5.44%	-	$(2,344)
HSH NORDBANK	13	$15,108	4 years	28-Jun-10	-	-	$(1,263)
						$(6,112)	$(16,438)

SWAP Nr 1 – This SWAP agreement expired during May 2009.

SWAPS Nr 2, 3, 4,13 - Under these SWAP agreements, we pay a fixed rate and we receive variable three month Libor.

SWAPS Nr 5, 6 - Under these SWAP agreements, we pay RBS a fixed rate of 4.23% and 4.11% respectively plus a variable portion which is equal to three times the difference between 0.08% and the difference of the 10 year U.S. dollar swap rate and the two year U.S. dollar swap rate. The coupon payments are capped at 10.25%. We receive from RBS variable three month Libor.

SWAP Nr 7 - In April 2008, we mutually agreed with Deutsche Bank to terminate the swap. The then-outstanding liability of $7,500 was repaid up to September 30, 2008 in varying installments plus 10% of interest.

SWAP Nr 8 - Under this SWAP agreement, we pay Egnatia a fixed rate of 4.70% plus a variable portion which is equal to two times the difference between 0.05% and the difference of the 10 year U.S. dollar swap rate and the two year U.S. dollar swap rate. The coupon payment is capped at 8.80%. We receive from Egnatia variable three month Libor.

SWAPS Nr 9, 10 – Under these SWAP agreements, we pay a fixed rate of the three-month U.S. Dollar Libor multiplied with the factor 0.95 per annum if the three month U.S. Dollar Libor is between 1.50% and 4.84%. In case the U.S. Dollar Libor is lower than 1.50% or higher 4.84%, we will pay a fixed rate of 4.60% per annum for that period. We receive from HSH Nordbank variable three month Libor.

SWAP Nr 11 – Under this SWAP agreement, we received an upfront amount of $1,500. During the first year, we will receive a fixed rate of 5.25% and pay a fixed rate of 5.50%. From the second year, we will receive a fixed rate of 5.25% and will pay a rate of 5.10%, if two conditions are met: i) the difference between the 10 year Euro swap rate and the 2 year Euro swap rate is greater or equal than -0.15% and ii) the six month USD Libor is between 1.00% and 6.00%. Otherwise, we will pay the 10.85% less 5.75% multiplied by the number of days that the above two conditions are not met, divided by the total number of days of the period.

SWAP Nr 12 - Under this SWAP agreement, we receive the three month LIBOR and pay 5.55%, less 2.5% multiplied by the quotient of the number of days the three month LIBOR and the 10 year swap rate is set in fixed ranges.

As of December 31, 2008, our total bank indebtedness was $342.5 million, of which $144.8 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2008, we paid fixed rates ranging from 3.03% to 5.50% and received floating rates on the SWAPs that are based on three month LIBOR, of approximately 3.00%. As of December 31, 2008 and March 31, 2009, our interest rate swap agreements are, on an average basis, above the prevailing three month LIBOR rates over which our loans are priced due to the steep reduction in prevailing interest rates during 2008 and the first quarter of 2009. Accordingly, the effect of these interest rate swap agreements in 2008 and the first three months of 2009 has been to increase our interest expense.

Based on the amount of our outstanding indebtedness as of December 31, 2008, and our interest swap arrangements as of December 31, 2008, a hypothetical one percentage point increase or decrease in the three month U.S. dollar LIBOR would increase our interest rate expense for 2009, on an annualized basis, by approximately $2.5 million and decrease our interest rate expense by approximately $1.8 million, respectively. We have not and do not intend to enter into interest rate swaps for speculative purposes.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars. During 2008, almost 16% of our total expenses incurred were in currencies other than U.S. dollars, mainly in Euros. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2008, and using as an exchange rate the 2008 average exchange rate of $1.4709 / 1 Euro, a 5% decrease in the exchange rate to $1.3974 / 1 Euro, which reflects current exchange rate levels, would result in an expense saving of approximately $2.0 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

Part II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2008 we were in breach of certain loan covenants (Refer to discussion of covenant breaches under "Item 5 – Operating and Financial Review And Prospects - Tabular Disclosure of Contractual Obligations – Long term debt" above. Despite these breaches,  neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days..

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.       CONTROLS AND PROCEDURES

a)           Evaluation of Disclosure Controls and Procedures.

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as of the end of the period covered by this annual report (as of December 31, 2008).

The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2008.

b)           Management's Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, the Company used the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2008.

c)	Report of Independent Registered Public Accounting Firm

Deloitte, Hadjipavlou, Sofianos and Cambanis S.A., or Deloitte., an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2008, has issued the following attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Top Ships Inc., Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "management's annual report on internal controls over financial reporting".  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008, of the Company and our report dated June 26, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
June 26, 2009

d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee composed of three members that is responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the NASDAQ Global Select Market. The members of the audit committee are Messrs. Docherty, Gibbs and Thomas. While the Company is exempt from the requirement to have an audit committee financial expert, both Mr. Thomas and Mr. Gibbs meet the qualifications of an audit committee financial expert.

ITEM 16B.         CODE OF ETHICS

The Board of Directors has adopted a Corporate Code of Business Ethics and Conduct that applies to all employees, directors and officers, that complies with applicable guidelines issued by the SEC. The finalized Code of Ethics has been approved by the Board of Directors and was distributed to all employees, directors and officers. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Ms. Eirini Alexandropoulou at the Company's registered address and phone numbers.

ITEM 16C.        PRINCIPAL AUDITOR FEES AND SERVICES

Our principal auditors for the year ended December 31, 2008 were Deloitte. For the 2008 audit, Deloitte audit fees were $1,375,003. Our principal auditors for the year ended December 31, 2007 were Deloitte. For the 2007 audit, Deloitte audit fees were $2,191,442. Audit fees relate to regular audit services, audit of our internal controls, services required for follow-on common stock offerings and services related to SEC comment letters.

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

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See Item 16A above.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

During the fourth quarter of 2008, our Board of Directors authorized a share repurchase program up to $20 million for a share price of not more than $2.50 per share for the duration of one year. Share repurchases started during the fourth quarter of 2008 and the transactions were open market based through the NASDAQ under Rule 10b-18 of the Exchange Act.

As at December 31, 2008 we had repurchased and cancelled an amount of 396,949 shares from the open market at an average price of $1.82. We continued our repurchase program until February 3, 2009 and during the first two months of 2009 we repurchased an amount of 358,601 shares from the open market at an average price of $2.02. The outstanding amount of 358,601 shares was cancelled effective as of February 25, 2009.

ITEM 16F.        CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.        CORPORATE GOVERNANCE

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

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company complies with provisions of the BCA requiring that the Board of Directors approves share issuances.

•	The Board of Directors does not hold regularly scheduled meetings at which only independent directors are present.

PART III

ITEM 17.           FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.            FINANCIAL STATEMENTS

The following financial statements, together with the reports of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., Certified Auditors Accountants S.A., thereon, are filed as part of this report:

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Top Ships Inc., Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.  Our audits also included the financial statement schedule listed in the Index at Item 18.  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Top Ships Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, the Company's inability to comply with financial covenants under its current loan agreements as of December 31, 2008 and its negative working capital position raise substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are also discussed in Note 3 to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
June 26, 2009

TOP SHIPS INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2007	2008

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$26,012	$46,242
Trade accounts receivable, net of provision of $801 and $3,275 as of December 31, 2007 and 2008, respectively	15,184	4,208
Insurance claims	51	173
Inventories (Note 7)	7,958	965
Advances to various creditors	1,108	776
Prepayments and other (Note 8)	5,580	4,724
Vessels held for sale (Note 10)	46,268	-

Total current assets	102,161	57,088

FIXED ASSETS:

Advances for vessels acquisitions / under construction (Note 9)	66,026	159,971
Vessels, net (Notes 10, 11 and 12)	553,891	414,515
Other fixed assets, net (Note 5)	5,711	6,545

Total fixed assets	625,628	581,031

OTHER NON CURRENT ASSETS:

Long-term receivables (Note 6)	22,628	7,681
Restricted cash (Notes 6 and 12)	26,500	52,575

Total assets	$776,917	$698,375

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 12)	$79,332	$342,479

Debt related to vessel held for sale (Note 12)	28,156	-
Current portion of financial instruments (Note 12)	6,105	16,438
Accounts payable	21,341	8,968
Other current liabilities (Note 13)	-	5,000
Accrued liabilities (Note 14)	11,906	7,435
Unearned revenue	6,450	6,614

Total current liabilities	153,290	386,934

FAIR VALUE OF BELOW MARKET TIME CHARTER (Note 11)	29,199	3,911

FINANCIAL INSTRUMENTS, net of current portion (Note 12)	10,683	-

LONG-TERM DEBT, net of current portion (Note 12)	331,396	-

DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS (Note 6)	40,941	15,479

COMMITMENTS AND CONTINGENCIES (Note 16)

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 20,508,575 and 29,901,048 shares issued and outstanding at December 31, 2007 and 2008, respectively (Note 16)	205	283
Additional paid-in capital (Note 16)	216,150	271,056
Accumulated other comprehensive income (Note 17)	4	24
Retained earnings / (Accumulated deficit)	(4,951)	20,688

Total stockholders' equity	211,408	292,051

Total liabilities and stockholders' equity	$776,917	$698,375

The accompanying notes are an integral part of these consolidated  financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2006	2007	2008

REVENUES:

Revenues (Notes 4 and 11)	310,043	$252,259	$257,380

EXPENSES:

Voyage expenses (Note 19)	55,351	59,414	38,656
Charter hire expense (Note 6)	96,302	94,118	53,684
Amortization of deferred gain on sale and leaseback of vessels (Note 6)	(8,110)	(15,610)	(18,707)
Other vessel operating expenses (Note 19)	66,082	67,914	67,114
Dry-docking costs	39,333	25,094	10,036
Depreciation (Note 10)	35,266	27,408	32,664
Sub-Manager fees (Note 1)	2,755	1,828	1,159
Other general and administrative expenses	20,261	22,996	30,314
Foreign currency (gains) / losses, net	255	176	(85)
Gain on sale of vessels (Note 10)	(12,667)	(1,961)	(19,178)

Operating income (loss)	15,215	(29,118)	61,723

OTHER INCOME (EXPENSES):

Interest and finance costs (Notes 12 and 20)	(27,030)	(19,518)	(25,764)
Gain / (loss) on financial instruments (Note 12)	(2,145)	(3,704)	(12,024)
Interest income	3,022	3,248	1,831
Other, net	(67)	16	(127)

Total other expenses, net	(26,220)	(19,958)	(36,084)

Net Income (loss)	(11,005)	$(49,076)	$25,639

Earnings (loss) per share, basic and diluted (Note 18)	(1.16)	$(4.09)	$1.01

Weighted average common shares outstanding, basic	10,183,424	11,986,857	25,445,031

Weighted average common shares outstanding, diluted	10,183,424	11,986,857	25,445,031

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

		Common Stock
	Comprehensive Income	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings / (Accumulated Deficit)	Total
BALANCE, December 31, 2005		9,360,213	$94	$297,902	$98	$61,053	$359,147

Net loss	$(11,005)	0	0	0	-	(11,005)	(11,005)
Dividends paid (US dollars 0.21 per share)	0	0	0	0	-	(5,923)	(5,923)
Dividends paid (US dollars 5.00 per share)	0	0	0	(141,028)	-	0	(141,028)
Dividends paid (US dollars 2.50 per share)	0	0	0	(70,515)	-	0	(70,515)
Issuance of restricted shares, net of forfeitures	0	147,034	1	3,709	-	0	3,710
Issuance of common stock	0	1,302,454	13	26,903	-	0	26,916
Other comprehensive income
- Accumulated unrecognized actuarial losses	0	0	0	0	(6)	0	(6)
- Reclassification of gains to earnings due to discontinuance of cash flow hedges	(98)	0	0	0	(98)	0	(98)

Comprehensive loss	$(11,103)

BALANCE, December 31, 2006		10,809,701	$108	$116,971	$(6)	$44,125	$161,198

Net loss	$(49,076)	0	0	0	-	(49,076)	(49,076)
Issuance of restricted shares, net of forfeitures	0	213,000	2	933	-	0	935
Issuance of common stock	0	9,485,874	95	98,246	-	0	98,341
Other comprehensive income
- Accumulated unrecognized actuarial gain	10	0	0	0	10	0	10

Comprehensive loss	$(49,066)

BALANCE, December 31, 2007		20,508,575	$205	$216,150	$4	$(4,951)	$211,408

Net income	$25,639	-	-	-	-	25,639	25,639
Issuance of restricted shares, net of forfeitures	-	2,521,009	9	5,107	-	-	5,116
Cancellation of fractional shares	-	(279)	-	(2)	-	-	(2)
Repurchase and cancellation of common stock (396.949 shares)		(396,949)	(4)	(727)			(731)
Issuance of common stock	-	7,268,692	73	50,528	-	-	50,601
Other comprehensive income
- Accumulated unrecognized actuarial gain	20	-	-	-	20	-	20

Comprehensive income	$25,659

BALANCE, December 31, 2008		29,901,048	$283	$271,056	$24	$20,688	$292,051

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Expressed in thousands of U.S. Dollars)

	2006	2007	2008

Cash Flows from (used in) Operating Activities:

Net income (loss)	(11,005)	(49,076)	25,639
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	35,594	28,043	33,474
Amortization and write off of deferred financing costs	4,534	2,081	5,131
Stock-based compensation expense	3,710	935	5,116
Change in fair value of financial instruments	3,711	4,904	10,650
Amortization of deferred gain on sale and leaseback of vessels	(8,110)	(15,610)	(18,707)
Amortization of fair value of below market time charter		(1,413)	(21,795)
(Gain) / Loss on sale of other fixed assets	(10)	69	126
Gain on sale of vessels	(12,667)	(1,961)	(19,178)
Provision for Doubtful Accounts	508	1,302	3,142
(Increase) Decrease in:
Trade accounts receivable	11,832	10,701	7,834
Insurance claims	11	(1,656)	(3,569)
Inventories	(152)	(1,498)	6,993
Advances to various creditors	(624)	2,599	332
Prepayments and other	(4,270)	(374)	874
Increase (Decrease) in:
Accounts payable	2,586	6,350	(12,428)
Accrued liabilities	(1,142)	(1,460)	(4,451)
Unearned revenue	(3,436)	4,774	164
Financial instrument termination payments	-	-	(7,500)

Net Cash from (used in) Operating Activities	21,070	(11,290)	11,847

Cash Flows from (used in) Investing Activities:

Principal payments received under capital lease			46,000
Principal payments paid under capital lease	-		(68,828)
Advances for vessels acquisition / under construction	(28,683)	(37,343)	(114,260)
Vessel acquisitions and improvements	(18)	(355,045)	(118,142)
Insurance claims recoveries	-	1,852	3,447
Increase in restricted cash	(36,500)	-	(26,075)
Decrease in restricted cash	-	23,500	-
Net proceeds from sale of vessels	599,176	51,975	338,143
Net proceeds from sale of fixed assets	255	74	58
Acquisition of other fixed assets	(2,639)	(3,295)	(1,792)

Net Cash from (used in) Investing Activities	531,591	(318,282)	58,551

Cash Flows used in (from) Financing Activities:

Proceeds from long-term debt	20,000	316,851	271,156
Principal payments of long-term debt	(19,119)	(26,955)	(51,413)
Prepayment of long-term debt	(350,399)	(65,582)	(317,150)
Financial instrument upfront receipt		8,500	1,500
Issuance of common stock, net of issuance costs	26,916	98,341	50,601
Cancellation of fractional shares	-	-	(2)
Repurchase and cancellation of common stock			(731)
Payment of financing costs	(63)	(5,563)	(4,129)
Dividends paid	(217,466)		-

Net Cash used in (from) Financing Activities	(540,131)	325,592	(50,168)

Net increase (decrease) in cash and cash equivalents	12,530	(3,980)	20,230

Cash and cash equivalents at beginning of year	17,462	29,992	26,012

Cash and cash equivalents at end of year	29,992	26,012	46,242

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	22,307	13,731	19,616

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Fair value of below market time charter	0	30,612	12,647
Amounts owed for capital expenditures	0	1,215	55

The accompanying notes are an integral part of these consolidated  financial statements.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively, and is the sole owner of all outstanding shares of the following subsidiaries:

	Shipowning Companies with vessels sold	Date of Incorporation	Country of Incorporation	Vessel
1	Olympos Shipping Company Limited	December 1999	British Cayman Islands	Med Prologue (sold to "Olympos Shipping Company Limited")
2	Vermio Shipping Company Limited ("Faithful")	December 2001	Marshall Islands	Faithful (sold to "Gramos Shipping Company Inc" - July 2003)
3	Kalidromo Shipping Company Limited ("Kalidromo")	May 2003	Marshall Islands	Tireless (sold - September 2004)
4	Olympos Shipping Company Limited ("Olympos")	May 2003	Marshall Islands	Med Prologue (sold - December 2004)
5	Rupel Shipping Company Inc. ("Rupel")	January 2003	Marshall Islands	Fearless (sold - July 2005)
6	Helidona Shipping Company Limited ("Helidona")	May 2003	Marshall Islands	Yapi (sold - September 2005)
7	Mytikas Shipping Company Ltd. ("Mytikas")	February 2004	Marshall Islands	Limitless (sold - September 2008) (Note 6, 10)
8	Litochoro Shipping Company Ltd. ("Litochoro")	March 2004	Marshall Islands	Endless (sold - September 2008) (Note 6, 10)
9	Vardousia Shipping Company Ltd. ("Vardousia")	July 2004	Cyprus	Invincible (sold by its new owners - July 2007) (Note 6)
10	Psiloritis Shipping Company Ltd. ("Psiloritis")	July 2004	Liberia	Victorious (sold by its new owners - August 2007) (Note 6)
11	Menalo Shipping Company Ltd. ("Menalo")	July 2004	Cyprus	Restless (sold by its new owners - September 2007) (Note 6)
12	Pintos Shipping Company Ltd. ("Pintos")	July 2004	Cyprus	Sovereign (sold by its new owners - August 2008) (Note 6)
13	Pylio Shipping Company Ltd. ("Pylio")	July 2004	Liberia	Flawless (sold by its new owners - September 2008) (Note 6)
14	Taygetus Shipping Company Ltd. ("Taygetus")	July 2004	Liberia	Timeless (sold by its new owners - September 2008) (Note 6)
15	Imitos Shipping Company Limited ("Imitos")	November 2004	Marshall Islands	Noiseless (sold - January 2008) (Note 6, 10)
16	Parnis Shipping Company Limited ("Parnis")	November 2004	Marshall Islands	Stainless (sold - January 2008) (Note 6)
17	Parnasos Shipping Company Limited ("Parnasos")	November 2004	Liberia	Faultless (sold by its new owners - March 2008) (Note 6)
18	Vitsi Shipping Company Limited ("Vitsi")	November 2004	Liberia	Stopless (sold by its new owners - September 2008) (Note 6)
19	Kisavos Shipping Company Limited ("Kisavos")	November 2004	Marshall Islands	Priceless (sold by its new owners - September 2008) (Note 6)
20	Agion Oros Shipping Company Limited ("Agion Oros")	February 2005	Marshall Islands	Topless (sold - December 2006)

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information (continued):

21	Giona Shipping Company Limited ("Giona")	March 2005	Marshall Islands	Taintless (sold – November 2006)
22	Agrafa Shipping Company Limited ("Agrafa")	March 2005	Marshall Islands	Soundless (sold – November 2006)
23	Ardas Shipping Company Limited ("Ardas")	April 2005	Marshall Islands	Errorless (sold – April 2007)
24	Nedas Shipping Company Limited ("Nedas")	April 2005	Marshall Islands	Stormless (sold – June 2008) (Note 10)
25	Kifisos Shipping Company Limited ("Kifisos")	April 2005	Marshall Islands	Edgeless (sold – July 2008) (Note 10)
26	Sperhios Shipping Company Limited ("Sperhios")	April 2005	Marshall Islands	Ellen P. (sold – September 2008) (Note 10)
27	Noir Shipping S.A. ("Noir")	June 2007	Marshall Islands	Bertram (sold – April 2008) (Note 10, 11)

	Shipowning Companies with sold and leased back vessels at December 31, 2008	Date of Incorporation	Country of Incorporation	Vessel
28	Gramos Shipping Company Inc. ("Gramos")	January 2003	Marshall Islands	Faithful (sold and leased back - March 2006) (Note 6)
29	Falakro Shipping Company Ltd. ("Falakro")	July 2004	Liberia	Doubtless (sold and leased back - March 2006) (Note 6)
30	Pageon Shipping Company Ltd. ("Pageon")	July 2004	Cyprus	Vanguard (sold and leased back - March 2006) (Note 6)
31	Idi Shipping Company Ltd. ("Idi")	July 2004	Liberia	Spotless (sold and leased back - March 2006) (Note 6)
32	Parnon Shipping Company Ltd. ("Parnon")	July 2004	Cyprus	Relentless (sold and leased back - September 2005) (Note 6, 23)

	Shipowning Companies with vessels in operations at December 31, 2008	Date of Incorporation	Country of Incorporation	Vessel
33	Lefka Shipping Company Limited ("Lefka")	March 2005	Marshall Islands	Dauntless (acquired – March 2005)
34	Ilisos Shipping Company Limited ("Ilisos")	April 2005	Marshall Islands	Ioannis P. (acquired in November 2005)
35	Amalfi Shipping Company Limited ("Amalfi")	July 2007	Marshall Islands	Amalfi (acquired – December 2007) (Note 11)
36	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	Voc Gallant (acquired – February 2008) (Note 10, 11)
37	Japan I Shipping Company Limited ("Japan I")	August 2007	Liberia	Pepito (acquired – March 2008) (Note 10)
38	Japan II Shipping Company Limited ("Japan II")	August 2007	Liberia	Astrale (acquired – May 2008) (Note 6, 10)
39	Japan III Shipping Company Limited ("Japan III")	August 2007	Liberia	Cyclades (acquired – December 2007)

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information (continued):

	Shipowning Companies with vessels under construction at December 31, 2008	Date of Incorporation	Country of Incorporation	Vessel
40	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	Miss Marilena (delivered - February 2009) (Note 9, 23)
41	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	Lichtenstein (delivered February 2009) (Note 9, 23)
42	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	Ionian Wave (delivered March 2009) (Note 9, 23)
43	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	Tyrrhenian Wave (delivered March 2009) (Note 9, 23)
44	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	Britto (delivered May 2009) (Note 9, 23)
45	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	Hull No. S-1033

	Other Companies	Date of Incorporation	Country of Incorporation	Activity
46	Top Tankers (U.K.) Limited	January 2005	England and Wales	Representative office in London
47	Top Bulker Management Inc	April 2005	Marshall Islands	Inactive Management Company
48	TOP Tanker Management Inc	May 2004	Marshall Islands	Management Company
49	Ierissos Shipping Inc	November 2008	Marshall Islands	Cash Manager

The Company is an international provider of worldwide seaborne crude oil and petroleum products transportation services and of drybulk transportation services, through the ownership and operation of the vessels mentioned above.

The Company's Manager

Top Tanker Management Inc (the "Manager") is responsible for all of the chartering, operational and technical management of the Company's fleet. The Company's ship-owning subsidiaries have a management agreement with the Manager, under which management services are provided in exchange for a fixed monthly fee per vessel.

As of December 31, 2008, the Manager has subcontracted the day to day technical management of certain vessels to unaffiliated ship management companies, V. Ships Management Limited and Interorient Maritime Enterprises Inc. (collectively the "Sub-Managers"). The Sub-Managers provide day to day operational and technical services to the Company's vessels at a fixed monthly fee per vessel. Such fees for the years ended December 31, 2006, 2007 and 2008 totaled $2,755, $1,828 and $1,159 respectively and are separately reflected in the accompanying consolidated statements of operations. At December 31, 2007 and 2008 the amount due to the Sub-Managers totaled $269 and $702 respectively and is included in Accounts Payable in the accompanying consolidated balance sheets.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.       Significant Accounting Policies:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles ("US GAAP") and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated in consolidation.

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

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as an overall cash position as part of a loan agreement, as restricted (Notes 6, 12 and 13).

(g)
Trade Accounts Receivable, net: The amount shown as Trade Accounts Receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2007 and 2008 totalled $801 and $3,275, and is summarized as follows:

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.       Significant Accounting Policies - (continued):

Provision for doubtful accounts
Balance, December 31, 2005	316
—Additions	508
—Reversals / write-offs	(541)
Balance, December 31, 2006	283
—Additions	1,302
— Reversals / write-offs	(784)
Balance, December 31, 2007	801
—Additions	3,866
— Reversals / write-offs	(1,392)
Balance, December 31, 2008	3,275

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

(k)
Impairment of Long-Lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges is expected to be generated by the use of the asset is less than the asset's carrying amount,   the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets.  If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company did not note for 2006 and 2007, any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable.  However, in the fourth quarter of 2008, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for both drybulk carriers and tanker vessels fell significantly and values of assets were significantly affected although there were limited transactions to confirm that. The Company considered these market developments as indicators of potential impairment of the carrying amount of its assets. The Company performed the undiscounted cash flow test as of December 31, 2008 for its vessels held for use and determined that the carrying amount of those vessels were not impaired.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.       Significant Accounting Policies - (continued):

(l)
Assets Held for Sale: It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when: management has committed to a plan to sell the vessels; the vessels are available for immediate sale in their present condition; an active program to locate a buyer and other actions required to complete the plan to sell the vessels have been initiated; the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan to sell indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. At December 31, 2007, the tanker vessel M/T Noiseless was classified as held for sale and its carrying amount of $46,268 is separately reflected in the 2007 accompanying consolidated balance sheet.  No vessels were determined to be held for sale at December 31, 2008.

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

(o)
Accounting for Dry-Docking Costs: All dry-docking costs are accounted for under the direct expense method, under which they are expensed as incurred and are reflected separately in the accompanying consolidated statements of operations.

(p)	Sale and Leaseback Transactions: The gains on sale of vessel sale and leaseback transactions are deferred and amortized to income over the lease period.

(q)	Financing Costs: Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and such fees are amortized to

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
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

(s)
Staff leaving Indemnities – Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2007 and 2008 amounted to $288 and $258, respectively.

(t)
Accounting for Revenue and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Profit sharing represents the excess between an agreed daily base rate and the actual rate generated by the vessel every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter the revenues, including demurrages and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel's previous cargo and the charter party date of the current voyage and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the Company when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

When vessels are acquired with time charters attached and the rates on such charters are below market on the acquisition date, the Company allocates the total cost between the vessel and the fair value of below market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimates of the market time charter rate at the time of acquisition. The fair value of below market time charter is amortized over the remaining period of the time charter as an increase to revenues.

(u)
Stock Incentive Plan: All share-based compensation related to the grant of restricted shares provided to employees and to non-employee directors, for their services as directors, is included in Other general and administrative expenses in the consolidated statements of operations. The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares, vested and non-vested are measured at fair value, which is equal to the market value of the Company's common stock on the grant date.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
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

(w)
Related Parties: The Company considers as related parties the affiliates of the Company; entities for which investments are accounted for by the equity method; principal owners of the Company; its management; members of the immediate families of principal owners of the Company; and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate       interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. An Affiliate is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or has common control with the Company. Control is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract and otherwise. Immediate Family is family members whom a principal owner or a member of management might control or influence or by whom they might be controlled or influenced because of the family relationship. Management is the persons who are responsible for achieving the objectives of the Company and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the CEO, the CFO, Vice President in charge of principal business functions and other persons who perform similar policy making functions. Persons without formal titles may also be members of management. Principal owners are owners of record or known beneficial owners of more than 10% of the voting interests of the Company.

(x)
 Derivatives:  The SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not applied hedge accounting for its derivative instruments during the periods presented.

The fair value of derivative liabilities was not adjusted for nonperformance risk as the Company, as one of the parties to a derivative transaction expects to be able to perform under the contractual terms of its derivative agreements, such as making cash payments at periodic net settlement dates or upon termination.

(y)
 Segment Reporting: In 2007, the Company diversified its fleet portfolio by adding drybulk vessels to the Company's fleet. Management, including the chief operating decision maker, reviews operating results by vessel type. As a result the Company's acquisition of drybulk vessels in the fourth quarter of 2007 has resulted in the Company determining that it operates under two reportable segments, as a provider of international seaborne transportation services, carrying petroleum products and crude oil ("Tanker Fleet") and, drybulk commodities for the steel, electric utility, construction and agri-food industries ("Drybulk Fleet"). Consequently, the Company did not present segment information for 2006. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements. The Company's chief operating decision maker started reviewing interest expense by segment beginning in 2008

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.       Significant Accounting Policies - (continued):

when interest expense for its dry bulk vessels became significant. The 2007 segment disclosure has also been revised to include interest expense.

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers (i.e., spot or time charters) or by geographical region as the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters.

(aa)	Recent Accounting Pronouncements:

(a)
FASB Statement No. 157: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date". SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company has adopted SFAS 157 effective January 1, 2008 and the adoption of this statement did not have a material effect on the Company's financial position, results of operations and cash flows. In February 2008, the FASB issued FASB Staff Position ("FSP") FASB 157-2 "Effective Date of FASB Statement No. 157" ("FSP FASB 157-2"). FSP FASB 157-2, which was effective upon issuance, delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items recognized or disclosed at fair value at least once a year, to fiscal years beginning after November 15, 2008. FSP FASB 157-2 also covers interim periods within the fiscal years for items within the scope of this FSP. The adoption of this statement in the first quarter of 2009 did not have a material effect on the Company's financial position, results of operations and cash flows. On October 10, 2008, the FASB issued the proposed FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", ("FSP FAS 157-3"), on an expedited basis to clarify the application of FASB Statement No. 157, "Fair Value Measurements", in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance including prior periods for which financial statements have not been issued. The Company has incorporated this new guidance as it relates to the Company's derivative instruments. The adoption of SFAS 157-3 did not have a material impact on the Company's financial statements.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.       Significant Accounting Policies - (continued):

(b)
FSP EITF 03-6-1: In June 2008, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 concludes that unvested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents are participating securities, and thus, should be included in the two-class method of computing earnings per share ("EPS"). FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Early application of EITF 03-6-1 is prohibited. It also requires that all prior-period EPS data be adjusted retrospectively. The Company has adopted EITF 03-6-1 effective January 1, 2009 and the adoption of this statement will result in a decrease of $0.04 in the basic and diluted earnings per share for the year ended December 31, 2008 once retroactively adjusted in 2009. When EITF 03-6-1 was retrospectively applied to the years ended December 31, 2006 and 2007 EPS data was not affected due to the fact that the Company was incurring losses.

(c)
FASB Statement No. 159: In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements". The Company has not elected to use the Fair Value Option under SFAS 159.

(d)
FASB Statement No. 141R: In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements on how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the entity acquired. In addition, SFAS 141R provides guidance on the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase as well as what information to disclose to enable users of the financial statements to evaluate the nature and financial impact of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and was adopted by the Company in the first quarter of fiscal year 2009. The adoption of SFAS 141R did not have a material effect on the Company's financial position, results of operations and cash flows. .

(e)
FASB Statement No. 160: In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes principles and requirements on how to treat the portion of equity in a subsidiary that is not attributable directly or indirectly to a parent. This is commonly known as a minority interest. The objective of SFAS 160 is to improve relevance, comparability, and transparency concerning ownership interests in subsidiaries held by parties other than the parent by providing disclosures that clearly identify between interests of the parent and interest of the noncontrolling owners and the related impacts on the consolidated statement of operations and the consolidated statement of financial position. SFAS 160 also provides guidance on disclosures related to changes in the parent's ownership interest and deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in the first quarter of fiscal year 2009. The adoption of SFAS 160 did not have a material effect on the Company's financial position, results of operations and cash flows.

(f)
FASB Statement No. 161: In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.       Significant Accounting Policies - (continued):

effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of SFAS 161 did not effect the Company's financial position, results of operations and cash flows as this statement relates only to financial statement disclosures.

(g)
FASB Statement No. 162: In May 2008 the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FASB No. 162"). In June 2009 FASB issued a Statement, "The Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162". The new standards identify the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements by establishing two levels of US GAAP: authoritative and nonauthoritative. This would be accomplished by authorizing the "FASB Accounting Standards Codification".  On July 1, 2009, the "FASB Accounting Standards Codification" will become the single source of authoritative nongovernmental US GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related literature. After that date, only one level of authoritative GAAP will exist. All other literature will be considered non-authoritative.  The Codification does not change US GAAP; instead, it introduces a new structure-one that is organized in an easily accessible, user-friendly online research system. We do not expect that the new FASB Accounting Standards Codification of US GAAP will have an effect on our consolidated statement of financial position, results of operations or cash flows.

(h)	FASB Statement No. 165: On May 28, 2009, the FASB issued SFAS No. 165 "Subsequent Events"("SFAS 165"), which provides guidance on management's assessment of subsequent events. SFAS 165:

-Clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued."

-Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, "Subsequent Events" ("AU Section 560") for Type I and Type II subsequent events; however, Statement 165 refers to them as recognized (Type I) and nonrecognized subsequent events (Type II).

-Requires management to disclose, in addition to the disclosures in AU Section 560, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued.

-Indicates that management should consider supplementing historical financial statements with the pro forma impact of nonrecognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data.

SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. Therefore, it will be effective for the Company beginning with the second quarter of 2009. The Company is currently evaluating the potential impact, if any, of the adoption of this statement on its financial statements.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.       Significant Accounting Policies - (continued):

(bb) Reclassification of Prior Year Balances:

(i) Beginning in 2008 the Company presented all gains and losses on a derivative financial instruments as a separate item on the face of the consolidated statement of operations under the heading "Gain / (loss) on financial instruments". In order for the financials to be comparative, the Company has retrospectively reclassified all gains and losses on financial instruments from the line "interest and financing costs" to "Gain / (loss) on financial instruments" for the years ended December 31, 2006 and 2007. These reclassifications had no impact on the results of operations of the Company.

(ii) For the year ended December 31, 2008 the Company separately reported a non-cash provision for doubtful accounts previously reported in change in trade accounts receivable to separately report all major classes of reconciling items when presenting adjustments to reconcile net income to net cash provided by operating activities in a consolidated statement of cash flows. In order for financial statements to be comparative, the Company has retroactively reclassified a non-cash provision for doubtful accounts for the years ended December 31, 2006 and 2007 to conform with the presentation for the year ended December 31, 2008. These reclassifications had no impact on the net cash from (used in) operating activities in the consolidated statements of cash flows.

3.       Going Concern:

As of December 31, 2008, the Company was in breach of the minimum asset cover ratio and other covenants contained in the Company's loan agreements relating to the Company's overall outstanding indebtedness of $342,479. These constitute an event of default and could result in the lenders requiring immediate repayment of the loans. As a result of these covenant breaches and cross-default provisions, the Company has classified all its debt as current as discussed in Note 12 to the consolidated financial statements. A cross-default provision means that if the Company is in default with regards to a specific loan then it is automatically in default of all its loans with cross-default provisions. For this reason, the Company is not able to breakdown its debt obligations into current and long term unless it is able to receive waivers for all covenant breaches.The amount of long term debt that has been reclassified and presented together with current liabilities amounts to $289,954. The Company has received waivers for minimum asset cover, as defined by each bank, and other covenants from two of its lenders and is in negotiations with its remaining lenders to obtain waivers and restructure the debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with existing cash reserves, cash generated from operations and proceeds of an equity offering or at the market sales which will be initiated during the second half of 2009. Management does not expect that existing cash reserves together with cash generated from the operations of the vessels owned or operated by the Company to be sufficient to repay the total balance of loans in default if such debt is accelerated by the lenders. Management believes that during 2009 the Company may be in breach of covenants relating to minimum liquidity, as defined by each bank. However, it is management's belief that banks will not accelerate their loan repayments as long as loan installments are paid on time. Nevertheless, during 2009, we expect to be in breach of covenants relating to the minimum liquidity and EBITDA as defined by each bank.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern, except for the current classification of debt discussed in Note 12.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

 4.      Segment Reporting:

The following tables present segment results for the years ended December 31, 2007 and 2008 respectively:

Year ended December 31, 2007	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total
REVENUES:

Revenues	248,944	1,902	1,413	252,259

EXPENSES:

Voyage expenses	59,253	161	-	59,414
Charter hire expense	94,118	-	-	94,118
Amortization of deferred gain on sale and leaseback of vessels	(15,610)	-	-	(15,610)
Other vessel operating expenses	67,225	689	-	67,914
Dry-docking costs	25,094	-	-	25,094
Depreciation	26,560	848	-	27,408
Sub-Manager fees	1,821	7	-	1,828
Other general and administrative expenses	22,729	267	-	22,996
Foreign currency gains (losses), net	-	-	176	176
Gain on sale of vessels	(1,961)	-	-	(1,961)

Operating income (loss)	(30,285)	(70)	1,237	(29,118)

Interest and finance costs	(17,464)	(2,054)	-	(19,518)

Segment income (loss)	(47,749)	(2,124)	1,237	(48,636)

Fair value change of financial instruments				(3,704)
Interest income				3,248
Other, net				16

Net Loss				(49,076)

(1) Unallocated amounts relate to the drybulk vessels’ amortization of the fair value of below market time charter contracts acquired of $1,413 less the foreign currency losses, net of $176. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company’s resources.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.       Segment Reporting-(continued):

Year ended December 31, 2008	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total
REVENUES:

Revenues	163,995	71,590	21,795	257,380

EXPENSES:

Voyage expenses	34,215	4,441	-	38,656
Charter hire expense	53,684	-	-	53,684
Amortization of deferred gain on sale and leaseback of vessels	(18,707)	-	-	(18,707)
Other vessel operating expenses	56,272	10,842	-	67,114
Dry-docking costs	9,450	586	-	10,036
Depreciation	13,867	18,797	-	32,664
Sub-Manager fees	1,096	79	(16)	1,159
Other general and administrative expenses	22,458	7,856	-	30,314
Foreign currency gains (losses), net	-	-	(85)	(85)
Gain on sale of vessels	(21,347)	2,169	-	(19,178)

Operating income	13,007	26,820	21,896	61,723

Interest and finance costs	(11,888)	(13,876)	-	(25,764)

Segment income	1,119	12,944	21,896	35,959

Fair value change of financial instruments				(12,024)
Interest income				1,831
Other, net				(127)

Net Income				25,639

(1) Unallocated amounts relate to the drybulk vessels' amortization of the fair value of below market time charter contracts acquired of $21,795, the management fees related to the management of third party vessels of $16 less the foreign currency gains, net of $85. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company's resources.

During 2008, 17% of the Company's revenues derived from time charter agreements. During 2006 and 2007 two charterers, relating only to the Tanker Fleet, individually accounted for more than 10% of the Company's revenues and during 2008 one charterer, relating only to the Tanker Fleet, individually accounted for more than 10% of the Company's revenues as follows:

Charterer	Year Ended December 31,
	2006	2007	2008
A	11%	-
B	29%	23%	17%
C	-	10%

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.       Segment Reporting-(continued):

A reconciliation of segment assets, liabilities and cash flows to amounts presented in the consolidated balance sheets and cash flow statements is as follows for the years ended December 31, 2007 and 2008 respectively:

Year ended December 31, 2007	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Trade accounts receivable, net	14,867	317		15,184
Vessel held for sale	46,268			46,268
Vessels, net	355,228	198,663		553,891
Long-term debt (2)	305,818	133,066		438,884
Total assets at December 31, 2007	504,147	223,186	49,584	776,917
Cash paid for vessels	187,360	167,685	-	355,045

(1) Unallocated mainly relates to cash and cash equivalents (including restricted cash) of $41,566 and other fixed assets of $5,711, which are not allocated to individual segments.

(2) Current and long-term portion of long term debt are $107,488 and $331,396, respectively.

Year ended December 31, 2008	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Trade accounts receivable, net	4,418	(210)	-	4,208
Vessels, net	79,056	335,459	-	414,515
Current portion of long-term debt	165,965	176,514	-	342,479
Total assets at December 31, 2008	275,932	351,331	71,112	698,375
Cash paid for vessels	-	118,142	-	118,142

(1) Unallocated mainly relates to cash and cash equivalents (including restricted cash) of $61,389 and other fixed assets of $6,545, which are not allocated to individual segments.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties:

(a)
Pyramis Technical Co. S.A.: In January 2006 the Company entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The change in office location, due to necessary refurbishments, took place in October 2006. In April and August 2006, the Company entered into an agreement with Pyramis Technical Co. S.A., for the renovation of the new premises. As of December 31, 2007, the total contracted cost amounted to Euro 2,499 or $3,686 (based on the Dollar/Euro exchange rate as of December 31, 2007), out of which Euro 2,855, inclusive of the applicable VAT, or $3,767 (based on the Dollar/Euro exchange rate as of December 31, 2007) was paid up to December 31, 2007 and is included in the $3,872 renovation works. As of December 31, 2008, the total contracted cost amounted to Euro 2,959 or $4,112 (based on the Dollar/Euro exchange rate as of December 31, 2008), out of which Euro 3,402, inclusive of the applicable VAT, or $4,555 (based on the Dollar/Euro exchange rate as of December 31, 2008) was paid up to December 31, 2008 and is included in the $4,698 renovation works. The renovation works are included in Other fixed assets, net, which are separately presented in the accompanying December 31, 2008 consolidated balance sheet and are depreciated over the lease period, which is 12 years.

(b)
Cardiff Marine Inc. ("Cardiff"): Both Cardiff and Sphinx Investment Corp. are controlled by Mr. George Economou who has been a related party since April 2008, when we privately placed 7.3 million with various investors (Note 16). As of December 31, 2008, Sphinx Investment Corp. holds approximately 13.82% of the Company's outstanding common stock. Cardiff provides the Company with chartering and sale and purchase brokerage services. During the twelve months ended December 31, 2008, Cardiff charged the Company $4,245 and $570 for commissions for vessels' acquisitions, included in Vessels, net and chartering services and in Voyage expenses, respectively. As of December 31, 2008, the amount due to Cardiff was $197, which is included in Accrued Liabilities.

6.       Leases:

A.	LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSEE

i)	Sale and Leaseback of Vessels:

The Company entered into sales and leaseback transactions in 2005 and 2006 as follows:

(a)
In 2005, the Company sold the vessels Restless, Sovereign, Relentless, Invincible and Victorious and realized a total gain of $17,159. The Company entered into bareboat charter agreements to leaseback the same five vessels for a period of seven years. The Company and the owner/lessor of vessels Invincible, Victorious, Restless and Sovereign mutually agreed to terminate the bareboat charters, following the sale of vessels to third parties. The termination of the bareboat charters became effective upon the vessels' delivery to their new owners, on July 11, 2007, August 27, 2007, September 17, 2007 and August 14, 2008, respectively. Following the bareboat charter termination in August 2008, $1,404, net of $480 of sale expenses is included in Amortization of deferred gain on sale of vessels in the 2008 accompanying consolidated statement of operations.

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

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.       Leases-(continued):

Based on the Memorandum of Agreement dated March 6, 2008, the owner and lessor of M/T Faultless agreed to sell the vessel to a third party. The Company and the lessor mutually agreed to terminate the bareboat charter, on March 31, 2008, upon the vessel's delivery to its new owners. Following the bareboat charter termination, $62, net of $945 of sale expenses is included in Amortization of deferred gain on sale of vessels in the 2008 accompanying consolidated statement of operations.

Based on the Memoranda of Agreement dated July 31, 2008, the owners and lessors of M/T Flawless, M/T Timeless, M/T Priceless and M/T Stopless agreed to sell the vessels to a third party. The Company and the lessors mutually agreed to terminate the bareboat charters, on September 18, 2008, upon the vessels' deliveries to their new owners. Following the bareboat charters termination, $14,182, net of $12,858 and $1,491 of sale expenses and gain from the sale of vessels, respectively, is included in Amortization of deferred gain on sale of vessels in the 2008 accompanying consolidated statement of operations.

The bareboat charter agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection).

The amortization of the deferred gain on sale and leaseback of vessels of $8,110, $15,610 and $18,707 for the years ended December 31, 2006, 2007 and 2008, respectively, is separately reflected in the accompanying consolidated statements of operations. During the years ended December 31, 2006, 2007 and 2008, lease payments relating to the bareboat charters of the vessels were $96,302, $94,118 and $53,684, respectively and are separately reflected as Charter hire expense in the accompanying consolidated statements of operations.

The sale and leaseback transactions entered into in 2006 contain a requirement to maintain a minimum amount of cash on deposit by the Company during the bareboat charter period. Specifically, the Company maintained consolidated cash balances of $25,000 and $20,000 as at December 31, 2007 and December 31, 2008 respectively.

In addition, the Company has agreed with the lessors through a separate performance guarantee deed that it irrevocably and unconditionally guarantees the prompt and punctual payment of all sums payable by the Company to the lessors under or pursuant to the sale and leaseback agreements. The term of the performance guarantee covers the period of the leases.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.       Leases-(continued):

Following the sale of M/T Faultless, the Company received part of the seller's credit, or $1,960. Following the sale of M/T Flawless, M/T Timeless, M/T Stopless and M/T Priceless, the Company received part of the seller's credit, or $11,260. Following the termination of the bareboat charters for Limitless, Endless, Stainless, Faultless,  Noiseless, Flawless, Timeless, Priceless and Stopless a portion of the sales price (representing 10% of the gross aggregate sales price of the remaining vessels sold and leased back in 2006) in the amount of $10,000, has been withheld by the buyers/lessors and will be paid to the Company not later than three months after the end of bareboat charter period or upon the resale of the vessels, if earlier. Consequently, such unpaid sales price was recorded as a receivable at its discounted value. The discount will be accreted through deferred gain on sale and leaseback of vessels over the period of the bareboat charter agreements or through the date of the resale of the vessels, if earlier. As of December 31, 2008 the present value of the unpaid sales price was $7,681.

   ii)   Office lease:

In January 2006, the Manager entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years. As of December 31, 2007, the monthly rent was Euro 120 or $177 (based on the Dollar/Euro exchange rate as of December 31, 2007) adjusted annually for inflation increase plus 1%. In November 2007, the agreement was amended and the new monthly rent starting February 2008 became Euro 116 or $161 (based on the Dollar/Euro exchange rate as of December 31, 2008) with all other terms remaining unchanged. Other general and administrative expenses for the years ended December 31, 2006, 2007 and 2008 include $1,272, $2,097 and $2,405, respectively, of office rentals.

In February 2007, Top Tankers (U.K) Limited entered into a lease agreement for office space in London. The agreement was for duration of 9 months ending November 2007. The monthly lease was $11 (USD equivalent of GBP 5 as of December 31, 2007), payable monthly in advance. In May 2007, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The previous lease agreement was early terminated and therefore the lease was payable up to August 2007. The new lease agreement is valid from June 2007 and shall continue until either party shall give to the other one calendar month written notice. The new annual lease is $29 (USD equivalent to GBP 20 as of December 31, 2008), payable quarterly in advance. Other general and administrative expenses for the years ended December 31, 2006, 2007 and 2008 include $175, $129 and $38, respectively, of office rentals.

  iii)  Future minimum lease payments:

The Company's future minimum lease payments required to be made after December 31, 2008, related to the existing at December 31, 2008 bareboat charter agreements and office lease are as follows:

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.       Leases-(continued):

Year ending December 31,	Bareboat Charter	Office Lease	Total
2009	23,206	2,004	25,210
2010	23,206	2,004	25,210
2011	8,104	2,004	10,108
2012	2,967	2,004	4,971
2013	-	2,004	2,004
2014 and thereafter	-	8,680	8,680
	57,483	18,700	76,183

On April 3, 2009, the Company entered into an agreement to terminate the bareboat charter of MT Relentless, which has been in force since September 7, 2005 between Partankers II and Parnon Shipping Company Limited and would have expired in 2012. Under this agreement, during the third quarter of 2009 the Company will redeliver the M/T Relentless to its owners and pay a termination fee of $2,500. In addition to the termination fee the Company has undertaken to perform certain works on the vessel prior to its redelivery which will involve additional costs. From the date of the agreement until the date of redelivery the bareboat hire has been set at $7,000 per day and has been included in the above table.

On June 24, 2009, the Company terminated the bareboat charters and redelivered the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11,750 in termination fees and expenses. In addition to the termination fees and expenses, the Company has forfeited its right to receive the seller's credit of $10,000 from the initial sale of the vessels, which would have been received upon expiration of the bareboat charter, and the Company has undertaken to pay for the dry-dock of the M/T Spotless which is currently in progress. The bareboat charter would have expired in 2011. Also, the Company will remain the manager of these vessels until the expiration of their current time charters, in early 2010, and will be reimbursed by the owners for all expenses incurred. These were the last leased vessels in the Company's fleet.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.       Leases-(continued):

B.	LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSOR

i)    Charter agreements:

All of the Company's time charters and bareboat charters are classified as operating leases. Revenues under operating leases are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee and collection of related revenue is reasonably assured.

As of December 31, 2008, the Company operated twelve vessels, of which seven were owned and five were leased pursuant to sales and leaseback arrangements discussed above. As of December 31, 2008, eleven of the vessels were operating under long-term time charters and one under bareboat charter.

Future minimum time-charter receipts, based on vessels committed to non-cancellable time and bareboat charter contracts, as of December 31, 2008, are as follows:

Year ending December 31,	Time Charter receipts
2009	89,658
2010	53,461
2011	30,398
2012	18,630
2013 and thereafter	4,879
197,026

7.       Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2007	December 31, 2008
Bunkers	5,723	-
Lubricants	1,839	795
Consumable stores	396	170
	7,958	965

8.       Prepayments and Other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2007	December 31, 2008
Prepaid expenses	3,013	1,087
Other receivables	2,567	3,637
	5,580	4,724

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

9.       Advances for Vessels Acquisitions / under Construction:

In October 2006, the Company entered into an agreement for the construction of six Handymax Product / Chemical tankers. The total contract price is $285,380 and is payable in five installments as follows: 15% is payable upon arrangement of the refund guarantee, 15% is payable upon commencement of steel cutting, 20% is payable upon keel laying, 20% is payable upon launching and 30% upon delivery of the vessel. The vessels' construction is partially financed from long-term bank financing discussed in Note 12. The first installment for the six vessels of $42,807 was paid in December 2006 and January 2007. The second installment for all vessels, the third installment for five vessels and the fourth installment for two vessels in an aggregate amount of $109,229 was paid during 2008. The vessels are expected to be delivered during 2009.

The advances for vessels acquisitions / under construction as of December 31, 2006, 2007 and 2008 are analyzed as follows:

	Construction installments	Acquisitions	Capitalized interest	Capitalized costs	Total
Balance, December 31, 2006	28,638	-	34	11	28,683
- Additions	14,169	20,250	2,661	263	37,343
Balance, December 31, 2007	42,807	20,250	2,695	274	66,026
- Transfer to vessel cost / obligations under capital lease	-	(20,250)	-	(65)	(20,315)
- Additions	109,229		3,873	1,158	114,260
Balance, December 31, 2008	152,036	-	6,568	1,367	159,971

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

10.     Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	331,324	(24,906)	306,418
—Vessel held for sale	(48,582)	2,314	(46,268)
—Acquisitions	371,162	-	371,162
—Disposals	(55,638)	5,625	(50,013)
—Depreciation	-	(27,408)	(27,408)
Balance, December 31, 2007	598,266	(44,375)	553,891
—Acquisitions	219,934	-	219,934
—Disposals	(371,039)	44,393	(326,646)
—Depreciation	-	(32,664)	(32,664)
Balance, December 31, 2008	447,161	(32,646)	414,515

On December 6, 2007, the Company entered into an agreement to sell the vessel M/T Noiseless to an unrelated party for a consideration of $48,000. The gain from the sale of $582 was recognized upon the delivery of the vessel to the buyer, on January 30, 2008.

During July 2007, the Company entered into an agreement to acquire one 2002 built super Handymax, or Supramax, drybulk vessel of 51,200 dwt, built in China from unrelated third party, with an attached time charter contract. The vessel (M/V Voc Gallant) was delivered to the Company on February 1, 2008 and was chartered back to the sellers for a period of 18 months at a daily net rate of $25,650 on a bareboat basis. The purchase price of the vessel with the attached time charter was $54,500.

During August 2007, the Company entered into agreement to acquire one 2001 built Panamax drybulk vessel of 75,928 dwt, built in Japan from unrelated third party. The vessel (M/V Pepito) was delivered to the Company in March 2008 and entered into time charter contract. The purchase price of the vessel was $74,000.

On April 1, 2008, the Company entered into an agreement to sell the vessel M/V Bertram to an unrelated party for consideration of $46,500. The vessel was delivered to its new owners on April 16, 2008. A loss from the sale of $2,169 was recognized upon vessel's delivery.

On May 1, 2008, the Company took delivery of the drybulk vessel M/V Astrale.

On June 23, 2008, the Company entered into an agreement to sell the vessel M/T Stormless to an unrelated party for consideration of $47,000. The vessel was delivered to its new owners on June 26, 2008. A gain from the sale of $1,787 was recognized upon vessel's delivery.

In June 2008, the Company entered into agreements to sell the vessels M/T Edgeless, M/T Ellen P., M/T Limitless and M/T Endless to unrelated parties for a total consideration of $193,000. The M/T Edgeless was delivered to its new owners on July 10, 2008, while the remaining three vessels were delivered to their new owners early September 2008. A gain from these sales of $19,439 was recognized upon vessels' deliveries.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

11.     Fair Value Of Below Market Time Charter:

In November and December 2007 and February 2008, the Company acquired the drybulk vessels M/V Bertram, M/V Amalfi and M/V Voc Gallant, respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43,259, which is reflected in Fair Value of Below Market Time Charter on the accompanying consolidated balance sheets. Following the sale of the M/V Bertram, on April 16, 2008, the then unamortized fair value of below market time charter of $16,140 was written-off to the loss from the sale of vessel. The liability is amortized to revenues over the remaining period of the time charter contracts on a straight-line basis. For the year ended December 31, 2007 and 2008, the amortization of the fair value of the time charter contracts totaled $1,413 and $21,795, respectively and is included in Revenues in the accompanying consolidated statement of operations. The remaining unamortized fair value of amount $3,911 relates to M/T Voc Gallant and will be amortized during the first and second quarters of 2009.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Borrower(s)	December 31, 2007	December 31, 2008
(a)	The Company	194,367	60,599
(b)	Myticas	27,863	-
(c)	Litochoro	27,863	-
(d)	Imitos	27,863	-
(e)	Parnis	27,863	-
(f)	Noir	27,826	-
(g)	Amalfi	57,490	24,570
(h)	Japan III	47,749	36,816
(i)	Jeke	-	28,074
(j)	Japan I	-	46,522
(k)	Japan II	-	40,532
(l)	Lichtenstein	-	24,489
(m)	Warhol		22,697
(n)	Indiana		16,266
(o)	Britto		16,266
(p)	Banksy		16,169
(q)	Hongbo		9,479
	Total	438,884	342,479
	Less- current portion	(107,488)	(342,479)
	Long-term portion	331,396	-

(a) The Company:

At December 31, 2008, the Company had a revolving credit facility outstanding of $60,926, maturing in August 2013, excluding unamortized financing fees of $327.

(i) Revolving Credit Facility: At December 31, 2007, the Company had a revolving credit facility outstanding of $93,000, excluding unamortized financing fees of $1,553. In March 2008, the Company restructured the revolving credit facility by amending the undrawn revolver limit from $65,000 to $30,000. Accordingly, an amount of $10,000, $10,000, $5,000 and $5,000 was drawn to partially finance the construction of six vessels (Note 9), in March, May, June and September 2008, respectively. In August 2008 and October 2008, the Company made prepayments amounting to $10,000 and $50,000, respectively, due to refinancing of the first and second construction installment of the newbuildings. As of December 31, 2008, there was no undrawn amount. Commitment fees paid up to the last drawdown were $72 and are included in Interest and Finance Costs in the December 31, 2008 accompanying consolidated statement of operations. The revolving credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.25%). The applicable interest rate as of December 31, 2008 is 3.70%.

The facility contains various covenants, including i) security value maintenance whereby the market value of the vessels and the market value of any additional security are greater than or equal to 130% of the outstanding loan and the fair value of outstanding swaps, ii) market value adjusted net worth is greater than or equal to $250,000 and greater than or equal to 35% of total assets, and iii) EBITDA is greater than 120% of fixed charges, iv) minimum liquid funds of $10,000 or $0.5 per group vessel and v) a minimum balance of $5,000 to be maintained in the operating accounts.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

As of December 31, 2008, the Company was not in compliance with the security value maintenance covenant. The Company is currently in discussions with the bank in order to receive waivers until March 31, 2010. The outcome of these discussions remains unknown.

(ii) Loan: The outstanding loan of $102,920, as of December 31, 2007 was repaid during the twelve months ended December 31, 2008, due to the sale of vessels Stormless, Edgeless and Ellen P (Note 10).

(b), (c), (d), (e) Mytikas – Litochoro – Imitos – Parnis: The outstanding aggregate amount of loan of $112,625, excluding unamortized financing fees of $1,173, as of December 31, 2007,  was repaid during the twelve months ended December 31, 2008, due to the sale of vessels Limitless, Endless, Noiseless and Stainless (Note 10).

(f) Noir: The outstanding loans of $28,109, excluding unamortized financing fees of $283 as of December 31, 2007, was repaid during the twelve months ended December 31, 2008, due to the sale of the vessel Bertram (Note 10).

(g) Amalfi: At December 31, 2008, Amalfi had a loan outstanding of $24,808, maturing in December 2014, excluding unamortized financing fees of $238.

(i) Loan: A loan of $24,808, (which is part of the $95,000 loan that was concluded to partially finance the acquisition cost of the drybulk vessels Bertram, Amalfi and Voc Gallant – the "Bulker Financing"), was drawn down on December 27, 2007 (originally amounted to $30,250), to partially finance the acquisition cost of the drybulk vessel Amalfi. Commitment fees paid up to the last drawdown were $10 and are included in Interest and Finance Costs in the December 31, 2008 accompanying consolidated statement of operations. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.35%). The applicable interest rate as of December 31, 2008 is 2.82%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and the fair value of swaps are greater than or equal to a required percentage. As per the initial loan agreement the minimum required percentage had been set at 130% for the first four years and 135% from then on until maturity. During 2008 these figures were adjusted to 140% and 145% respectively as a result of waiver received for a breach of the EBITDA covenant, ii) market value adjusted net worth greater than or equal to $250,000 and greater than or equal to 35% of total assets, and iii) EBITDA greater than 120% of fixed charges, iv) minimum liquid funds of $25,000 or $500 per group vessel. During 2008 minimum liquid funds were adjusted to  $30,000 as a result of waiver received for a breach of the EBITDA covenant.  No dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

As of December 31, 2008, the Company was not in compliance with the asset maintenance and the adjusted net worth covenants. The Company has received waivers for both breaches, as well as for EBITDA to fixed charges until March 31, 2010, according to loan agreement amendment dated May 2009. In the case of adjusted net worth, the minimum of $250,000 has been replaced by $125,000. Following discussions with regards to a further decrease of minimum adjusted net worth to $75,000, the bank has not agreed to further reduce the minimum from $125,000 but they have reassured the Company that they will be accommodating in providing waivers for any breaches until March 31, 2010.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

The loan agreement amendment provides for the following: (1) the Company should maintain a pledged amount of $6,580 which will be applied against future installments of the bulker financing starting from August 2009; 50% pro rata against the 12 installments starting from August 2009, and 50% pro rata against all remaining installments of the facility including the balloon, starting from August 2009 (2) a restructuring fee of $150, (3) increase in margin of bulker financing from 1.35% to 2.50% until March 31, 2010, (4) in the case of sale of vessels financed by the same lender 100% of the sale proceeds following debt repayment to be applied towards full covenant compliance, (5) in the case of sale of vessels not financed by the same lender, following debt repayment the lender to be allocated an amount of the remaining sale proceeds equal to the proportion of total outstanding loans due to the lender over the Company's total indebtedness, (6) In the case of a successful offering, the lender is to be allocated an amount (on the basis of 50% of offering proceeds) equal to the proportion of total outstanding loans due to the lender over the Company's our total indebtedness (7) Company cash deposits, in addition to the pledged amounts, shall be at least equal to $1,500 (i.e. $750 per vessel) (8) Minimum liquidity has been redefined as $25,000 inclusive of all pledged deposits with all banks (9) cross collateralization with facilities (i), (m), (n) and (o).

(ii) Loan: In May and September 2008, the Company repaid the then outstanding loan of $31,000 that was used to partially finance the acquisition cost of the drybulk vessels Cyclades and Amalfi.

In April 2008, the Company agreed to extend the maturity of this loan until September, for which the Company paid a fee of $450.

(h) Japan III: At December 31, 2008, Japan III had a loan outstanding of $37,000, maturing in December 2015, excluding unamortized financing fees of $184.

Loan: The loan of $37,000 (originally amounted to $48,000) was drawn down on December 17, 2007 to partially finance the acquisition cost of the drybulk vessel Cyclades. The loan was subject to a fee of 0.50% on the loan amount, half of the fee was paid in November 2007 and the other half was paid in January 2008. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.30%). The applicable interest rate as of December 31, 2008 is 2.6%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel is greater than or equal to 130% of the outstanding loan, ii) market value adjusted net worth greater than or equal to $250,000 iii) book equity (total assets less consolidated debt) to be greater than $100,000, and iv) minimum cash balances of $25,000.

As of December 31, 2008, the Company was not in compliance with the asset maintenance and the adjusted net worth covenants. The Company has received waivers for both breaches until March 31, 2010, according to a supplemental agreement dated April 2009.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

The supplemental agreement signed provides for the following: (1) a cash pledge of $ 4,000 to be maintained with the lender; this amount will be applied towards the financing in case of renegotiation or cancellation of the existing time charter agreement of M/V Cyclades. $2,000 of the pledged cash will be released on December 31, 2009 subject to the above and no other event of default. The remaining $2,000 will be released on March 30, 2010 given that: a) no renegotiation or cancellation of the existing time charter agreement will be effected until then, b) no event of default has occurred in the respective loan facility. (2) increase in margin from 1.30% to 2.50%, (3) Minimum liquidity is reduced to $15,000 from $25,000 until March 31, 2010, (4) cross collateralization of the this facility with the facility under (l).

(i) Jeke: At December 31, 2008, Jeke had a loan outstanding of $28,432, maturing in February 2015, excluding unamortized financing fees of $358.

Loan: A loan of $28,432, (which is part of the $95,000 loan that was concluded to partially finance the acquisition cost of the drybulk vessels Bertram, Amalfi and Voc Gallant) was drawn down in February, 2008 (originally amounted to $35,078), to partially finance the acquisition cost of the drybulk vessel Voc Gallant. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.35%). The applicable interest rate as of December 31, 2008 is 4.54%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and the fair value of swaps are greater than or equal to a required percentage. As per the initial loan agreement the minimum required percentage had been set at 130% for the first four years and 135% from then on until maturity. During 2008 these figures were adjusted to  140% and 145% respectively as a result of waiver received for a breach of the EBITDA covenant, ii) market value adjusted net worth greater than or equal to $250,000 and greater than or equal to 35% of total assets, and iii) EBITDA greater than 120% of fixed charges, iv) minimum liquid funds of $25,000 or $500 per group vessel. During 2008 minimum liquid funds were adjusted to  $30,000 as a result of waiver received for a breach of the EBITDA covenant v) No dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

As of December 31, 2008, the Company was not in compliance with the asset maintenance and the adjusted net worth covenants. The Company has received waivers for both breaches according to loan agreement amendment dated May 2009 discussed under (g) above.

(j) Japan I: At December 31, 2008, Japan I had a loan outstanding of $46,663, maturing in March 2015, excluding unamortized financing fees of $141.

Loan: The loan of $46,663 (originally amounted to $50,000) was drawn down in March, 2008 to partially finance the acquisition cost of the drybulk vessel Pepito. Commitment fees paid up to the last drawdown were $32 and are included in Interest and Finance Costs in the December 31, 2008 accompanying consolidated statement of operations. The loan was subject to a fee of $175, paid on drawdown. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.10%). The applicable interest rate as of December 31, 2008 is 3.88%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel is greater than or equal to 125% of the outstanding loan, ii) leverage ratio (total liabilities divided by total assets adjusted for fair market values of vessels) is less than 75% iii) Interest cover ratio of no less than 2.5 times (defined as EBITDA divided by interest expense), iv) minimum cash balances of no less than the aggregate of next 6 months of senior debt principal payments and v) Ensure that throughout the security period, the borrower shall maintain in the earnings account average monthly balances of $1,000.

As of December 31, 2008, the Company was not in compliance with the asset maintenance and the leverage ratio covenants. The Company is currently in the process of receiving waivers for these breaches until March 31, 2010.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

(k) Japan II: At December 31, 2008, Japan II had a loan outstanding of $41,000, maturing in April 2013, excluding unamortized financing fees of $468.

Loan: The loan of $41,000 (originally amounted to $48,000) was drawn down in April, 2008 to partially finance the acquisition cost of the drybulk vessel Astrale. The loan was subject to a fee of $600, paid on drawdown. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.75%). The applicable interest rate as of December 31, 2008 is 6.25%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel is greater than or equal to 140% of the outstanding loan for the first two years and 130% thereafter, ii) a Net Asset Value that is greater than $125,000, iii) Stockholder's equity to be greater than $100,000, and iv) minimum cash balances of $25,000.

As of December 31, 2008, the Company was not in compliance with the asset maintenance and the net asset value covenants. The Company is currently in the process of receiving waivers for asset maintenance clause and minimum net asset value, until March 31, 2010. In the case of the asset maintenance clause, the Company has agreed the following minimum required value to loan ratios:  100% until March 31, 2010, 105% until March 31, 2011, 110% until March 31, 2012 and 120% thereafter.

(l) Lichtenstein: At December 31, 2008, Lichtenstein had a loan outstanding of $24,796, excluding unamortized financing fees of $307.

Loan: The loan of $24,796 (which is part of a $39,000 loan) was drawn down in August ($10,626), September 2008 ($7,085) and November 2008 ($7,085) to refinance a portion of the revolving credit facility under (i) above and to partially finance the third and fourth construction installments of the newbuilding S-1026, respectively. The loan was subject to a fee of $293, paid on drawdown. Commitment fees paid up to the last drawdown were $54 and are included in Interest and Finance Costs in the December 31, 2008 accompanying consolidated statement of operations. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.65%). The applicable interest rate as of December 31, 2008 is 2.51%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel is greater than or equal to 130% of the outstanding loan, ii) market value adjusted net worth greater than or equal to $250,000 iii) book equity (total assets less consolidated debt) to be greater than $100,000, and iv) minimum cash balances of $25,000.

As of December 31, 2008, the Company was not in compliance with the market value adjusted net worth covenant. The Company has received a waiver for this breach, as well as for the asset maintenance clause until March 31, 2010, according to a supplemental agreement dated April 2009.

The supplemental agreement signed provides for the following: (1) increase in margin from 1.65% to 2.25%, (2) Minimum liquidity is reduced to $15,000 from $25,000 until March 31, 2010, (3) cross collateralization of this facility with the facility under (h).

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

(m) Warhol: At December 31, 2008, Warhol had a loan outstanding of $23,143, excluding unamortized financing fees of $446.

Loan: The loan of $23,143 (which is part of a $121,286 loan that was concluded to partially finance the construction of newbuildings S-1025, S-1029 and S-1031, the Product Tanker Financing), out of which $16,531  was drawn down in October 2008 and $6,612 was drawn down in November 2008 to refinance a portion of the revolving credit facility under (i) above and to partially finance the third and fourth construction installments of the newbuilding S-1025, respectively. Commitment fees paid up to the last drawdown were $51 and are included in Interest and Finance Costs in the December 31, 2008 accompanying consolidated statement of operations. The loan was subject to a fee of $404, half of it paid in September 2008 and the remaining paid on drawdown. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.75%). The applicable interest rate as of December 31, 2008 is 5.41%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and the fair value of swaps are greater than or equal to a required percentage. As per the initial loan agreement the minimum required percentage had been set at 120% for the first four years and 125% from then on until maturity. During 2008, these initial required percentage was adjusted to 125% as a result of waiver received for a breach of the EBITDA covenant, ii) market value adjusted net worth greater than or equal to $250,000 and greater than or equal to 35% of total assets, and iii) EBITDA greater than 120% of fixed charges, iv) minimum liquid funds of $25,000 or $500 per group vessel. During 2008 minimum liquid funds were adjusted to  $30,000 as a result of waiver received for a breach of the EBITDA covenant v) No dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

As of December 31, 2008, the Company was not in compliance with the adjusted net worth covenant. The Company has received a waiver for this breach, as well as for EBITDA to fixed charges until March 31, 2010, according to loan agreement amendment dated May 2009. In the case of adjusted net worth, the minimum of $250,000 has been replaced by $125,000. Following discussions with regards to a further decrease of minimum adjusted net worth to $75,000, the bank has not agreed to further reduce the minimum from $125,000 but they have reassured the Company that they will be accommodating in providing waivers for any breaches until March 31, 2010. In the case of asset cover ratio, the required percentage has been increased from 120% to 125% until March 31, 2010.

The loan agreement amendment provides for the following: (1) increase in margin of Product Tanker Financing from 1.75% to 2.0% until 31 March 31, 2010, thereafter the margin will be reduced to 1.75% until maturity of the loan while each of the vessels is employed under time charter party agreements acceptable to the lender for periods of at least twelve (12) months and 1.125% per annum at all other times. Amendments discussed under (g) also apply.

(n) Indiana: At December 31, 2008, Indiana had a loan outstanding of $16,706, excluding unamortized financing fees of $440.

Loan: The loan of $16,706 (which is part of a $121,286 loan that was concluded to partially finance the construction of newbuildings S-1025, S-1029 and S-1031), out of which $16,706  was drawn down in October 2008 to refinance a portion of the revolving credit facility under (i) above and to partially finance the third construction installment of the newbuilding S-1029, respectively. The loan was subject to a fee of $404, half of it paid in September 2008 and the remaining paid on drawdown. Commitment fees paid up to the last drawdown were $51 and are included in Interest and Finance Costs in the December 31, 2008 accompanying consolidated statement of operations. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.75%). The applicable interest rate as of December 31, 2008 is 6.17%.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and the fair value of swaps are greater than or equal to a required percentage. As per the initial loan agreement the minimum required percentage had been set at 120% for the first four years and 125% from then on until maturity. During 2008, these initial required percentage was adjusted to 125% as a result of waiver received for a breach of the EBITDA covenant as of September 30, 2008, ii) market value adjusted net worth greater than or equal to $250,000 and greater than or equal to 35% of total assets, and iii) EBITDA greater than 120% of fixed charges, iv) minimum liquid funds of $25,000 or $500 per group vessel. During 2008 minimum liquid funds were adjusted to  $30,000 as a result of waiver received for a breach of the EBITDA covenant v) No dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

As of December 31, 2008, the Company was not in compliance with the adjusted net worth covenant. The Company has received a waiver for this breach as discussed under (m) above.

(o) Britto: At December 31, 2008, Britto had a loan outstanding of $16,706, excluding unamortized financing fees of $440.

Loan: The loan of $16,706 (which is part of a $121,286 loan that was concluded to partially finance the construction of newbuildings S-1025, S-1029 and S-1031), out of which $10,023  was drawn down in October 2008 and $6,682 was drawn down in November 2008 to refinance a portion of the revolving credit facility under (i) above and to partially finance the third construction installment of the newbuilding S-1031, respectively. Commitment fees paid up to the last drawdown were $51 and are included in Interest and Finance Costs in the December 31, 2008 accompanying consolidated statement of operations. The loan was subject to a fee of $404, half of it paid in September 2008 and the remaining paid on drawdown. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.75%). The applicable interest rate as of December 31, 2008 is 4.93%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and the fair value of swaps are greater than or equal to a required percentage.
As per the initial loan agreement the minimum required percentage had been set at 120% for the first four years and 125% from then on until maturity. During 2008, these initial required percentage was adjusted to 125% as a result of waiver received for a breach of the EBITDA covenant, ii) market value adjusted net worth greater than or equal to $250,000 and greater than or equal to 35% of total assets, and iii) EBITDA greater than 120% of fixed charges, iv) minimum liquid funds of $25,000 or $500 per group vessel. During 2008 minimum liquid funds were adjusted to  $30,000 as a result of waiver received for a breach of the EBITDA covenant v) No dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

As of December 31, 2008, the Company was not in compliance with the adjusted net worth covenant. The Company has received a waiver for this breach as discussed under (m) above.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

(p) Banksy: At December 31, 2008, Banksy had a loan outstanding of $16,706, excluding unamortized financing fees of $537.

Loan: The loan of $16,706 (which is part of a $80,000 loan that was concluded to partially finance the construction of newbuildings S-1027 and S-1033) was drawn down in October 2008 to refinance a portion of the revolving credit facility under (i) above and to partially finance the third construction installment of the newbuilding S-1027, respectively. The loan was subject to a fee of $500, out of which $150 was paid in July 2008 and the remaining paid on drawdown. Commitment fees paid up to the last drawdown were $33 and are included in Interest and Finance Costs in the December 31, 2008 accompanying consolidated statement of operations. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.55%).  The applicable interest rate as of December 31, 2008 is 7.33%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel is greater than or equal to 110% of the outstanding loan for the predelivery period, 115% for the first five years and 125% thereafter, ii) a Net Asset Value that is greater than $225,000, iii) Stockholder's equity to be greater than $180,000, iv) minimum cash balances of the higher of $25,000 or $500 per group vessel, and (v) Interest cover ratio of no less than 1.2 times (defined as EBITDA divided by interest expense) pre delivery and 1.5 times post delivery.

As of December 31, 2008, the Company was not in compliance with the net asset value covenant. The Company is currently in the process of receiving a waiver for this breach until March 31, 2010.

(q) Hongbo: At December 31, 2008, Hongbo had a loan outstanding of $10,023, excluding unamortized financing fees of $544.

Loan: The loan of $10,023 (which is part of a $80,000 loan that was concluded to partially finance the construction of newbuildings S-1027 and S-1033) was drawn down in October 2008 to refinance a portion of the revolving credit facility under (i) above of the newbuilding S-1033 respectively. The loan was subject to a fee of $500, out of which $150 was paid in July 2008 and the remaining paid on drawdown. Commitment fees paid up to the last drawdown were $33 and are included in Interest and Finance Costs in the December 31, 2008 accompanying consolidated statement of operations. The credit facility bears interest at LIBOR plus a margin (as of December 31, 2008 the margin was 1.55%). The applicable interest rate as of December 31, 2008 is 7.6%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel is greater than or equal to 110% of the outstanding loan for the predelivery period, 115% for the first five years and 125% thereafter, ii) a Net Asset Value that is greater than $225,000, iii) Stockholder's equity to be greater than $180,000, iv) minimum cash balances of the higher of $25,000 or $500 per group vessel, and (v) Interest cover ratio of no less than 1.2 times (defined as EBITDA divided by interest expense) pre delivery and 1.5 times post delivery.

As of December 31, 2008, the Company was not in compliance with the net asset value covenant. The Company is currently in the process of receiving a waiver for this breach until March 31, 2010.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

As of December 31, 2008 our total undrawn amount under our newbuildings' financing facilities was $132,208.

Loans Securities: The loans are secured as follows:

· Mortgages over the Company's vessels;
· Assignments of insurance and earnings of the mortgaged vessels;
· Corporate guarantee of TOP Ships Inc;
· Pledge over the earnings accounts of the vessels.

Debt Covenants:

As of December 31, 2008, the Company was not in compliance with certain covenants as discussed above. In accordance with FASB Statement No. 78, "Classification of Obligations that are Callable by the Creditor", the Company has classified all its debt obligations as current at December 31, 2008 as a result of cross default provisions included in guarantees provided by the Company to financing institutions in favor of its subsidiaries. A cross default provision means that if the Company defaults on one loan it immediately defaults on all loans that contain such a provision.

During 2009, the Company may also be in breach of liquidity and minimum cash covenants as a result of using its restricted cash.

Interest Expense: Interest expense for the years ended December 31, 2006, 2007 and 2008, amounted to $$20,750, $15,362 and $19,644 respectively and is included in interest and finance costs in the accompanying consolidated statements of operations (Note 20).

The weighted average interest rates, as of December 31 2008, excluding all swaps, for 2006, 2007 and 2008 were 5.32%, 6.12% and 4.41%, respectively.

Scheduled Principal Repayments: The annual principal payments required to be made after December 31, 2008, are as follows:

Year ending December 31,	Amount
2009	346,907
Excluding unamortized financing fees	(4,428)
342,479

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

Interest Rate Swaps: The fair value of the interest rate swaps in the accompanying consolidated balance sheets are analyzed as follows:

SWAP	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Asset (Liability)
					December 31, 2007	December 31, 2008
(i)	$25,357	4 years	June 30, 2005	4.66%	($240)	($270)
	$11,193	2 years	December 12, 2008	4.80%		($701)
(ii)	$11,193	2 years	December 12, 2008	4.80%	($779)	($701)
	$11,193	2 years	December 12, 2008	4.80%		($701)
(iii)	$10,000	7 years	September 30, 2006	4.23%	($514)	($1,852)
(iv)	$10,000	7 years	September 30, 2006	4.11%	($461)	($1,812)
(v)	$50,000	6 years	September 28, 2007	-	($3,530)	-
(vi)	$10,000	7 years	July 3, 2006	4.76%	($588)	($1,650)
(vii)	$15,072	5 years	March 27, 2008	3.03%	-	($732)
(viii)	$7,443	5 years	March 27, 2008	4.60%	-	($468)
(ix)	$20,000	7 years	May 15, 2008	5.50%	-	($3,944)
(x)	$13,359	7 years	July 15, 2008	5.44%	-	($2,344)
(xi)	$15,108	4 years	June 28, 2010	-	-	($1,263)
					($6,112)	($16,438)

In March 2008, the Company entered into two interest rate swap agreements for an initial aggregate notional amortizing amount of $26,239 (swaps (vii) and (viii)), for a five year period. Based on this agreement, the Company will pay a fixed rate of the three-month U.S. Dollar Libor multiplied with the factor 0.95 per annum if the three month U.S. Dollar Libor is between 1.50% and 4.84%. In case the U.S. Dollar Libor is lower than 1.50% or higher 4.84%, the Company will pay a fixed rate of 4.60% per annum for that period.

In April 2008, the Company mutually agreed with the bank for the termination of the swap (v).

The then outstanding liability of $7,500 was repaid up to September 30, 2008, in varying  installments plus 10% of interest.

In May 2008, the Company entered into an interest rate swap agreement for a notional amount of $20,000 for a seven year period, in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company's variable rate loan, discussed under Note 12(j). Based on this agreement, the Company received an upfront amount of $1,500. During the first year the Company will receive a fixed rate of 5.25% and pay a fixed rate of 5.50%. From the second year, the Company will receive a fixed rate of 5.25% and will pay a rate of 5.10%, if two conditions are met: i) the difference between the 10 year Euro swap rate and the 2 year Euro swap rate is greater or equal than -0.15% and ii) the 6 month USD Libor is between 1.00% and 6.00%. Otherwise, the Company will pay the 10.85% less 5.75% multiplied by the number of days that the above two conditions are not met, divided by the total number of days of the period.

In July 2008, the Company entered into two interest rate swap agreements (swaps (x) and (xi)), described as follows: i) for an initial notional amortizing amount of $14,654 for a seven year period starting in July 2008, in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company's variable rate loan, discussed under Note 12(i). Based on this agreement, the Company will receive the 3 months LIBOR and pay 5.55% less 2.5% multiplied by the quotient of the number of days the 3 months LIBOR and the 10 year swap rate is set in fixed ranges, ii) for an initial notional amortizing amount of $15,108 for a four year period starting in June 2010, in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company's variable rate loan, discussed under Note 12(g). Based on this agreement, the Company will pay a fixed rate of 4.73% and receive the 3 months LIBOR.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

With value December 12, 2008, the Company divided up in three equal interest rate swaps (division of notional amounts) (swap (ii)) the interest rate swap agreement with declining notional balances that it had entered into in order to hedge its variable interest rate exposure, with effective date January 30, 2006, for an initial notional amount of $ 45,000 and for a period of five years, with a fixed interest rate of 4.8% plus the applicable bank margin, in connection with the loan discussed under Note 12 (a) (ii).

As of December 31, 2007 and 2008, the financial instruments' fair values (including the interest rate derivative product fair value discussed in Note 13) are liabilities of $16,788 and $21,438. As of December 31, 2007 $6,105 and $10,683 represent their current and long-term portion. As of December 31, 2008 the total liability of $21,438 is current.. As of December 31, 2007 and 2008, the financial instruments' fair values of $16,788 and $21,438 included $10,676 and $5,000, respectively, representing the fair value of the derivative instrument discussed in Note 13. The fair value change for the year ended December 31, 2008 on these agreements is separately reflected in the accompanying consolidated statements of operations.

13.	Other current Liabilities:

Interest Rate Derivative Product: In November 2007, the Company entered into an interest rate derivative product. Under this agreement, the Company received an upfront payment of $8,500 and would have to pay five annual interest payments on a notional amount of $85,000. Based on the cumulative performance of a portfolio of systematic foreign exchange trading strategies, the interest payments would have a minimum floor at 0.00% and a cap at 7.50%.

On September 15, 2008, the parent company of the counterparty in this derivative product, announced its intention to file a petition under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York. Soon after this announcement, the Company initiated discussions with the counterparty in order to examine the potential effect of this bankruptcy on the Company's liability.

On December 30, 2008 the Company signed an agreement with the counterparty terminating the interest rate derivative product against a one-off termination payment of $5,000 by the Company. As of December 31, 2008 the Company classified the $5,000 termination payment within its current liabilities representing the fair value of the interest rate derivative product as of that date. This payment was made on January 5, 2009.

The termination of the interest rate derivative product resulted in a gain of $10,215 recorded under the fair value change of financial instruments (discussed in Note 12), which is separately reflected in the accompanying consolidated statements of operations.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

14.	Accrued Liabilities:

The account consisted of:

	December 31, 2007	December 31, 2008
Interest on long-term debt	2,261	2,289
Vessel operating and voyage expenses	6,935	3,255
General and administrative expenses	2,710	1,891
Total	11,906	7,435

15.     Commitments and Contingencies:

As at December 31, 2008 the Company had under construction six Handymax product / chemical tankers scheduled for delivery between February and June 2009, at a total cost of $285,380. The remaining expected payments as of December 31, 2008 are $133,330 in 2009.

In March and April 2006, the Company entered into Sale and Leaseback agreements for 13 vessels for a period of five to seven years. According to the terms of the transactions, 10% of the gross aggregate sales price ("seller's credit"), $55,000, has been withheld by the purchaser to serve as security for the due and punctual performance and observance of all the terms and conditions of the Company under the agreements. Following the re-acquisition of the four vessels in May 2007, 10% of the unpaid sales price of $20,640, was used to partially finance the re-acquisition. On March 31, 2008, the owner and lessor of M/T Faultless agreed to sell the vessel to a third party. The Company and the lessor mutually agreed to terminate the bareboat charter. The Company had sold the vessel in 2006 in a sale and lease-back transaction. Following the sale of M/T Faultless, the Company received part of the seller's credit, or $1,960. Following the sale of M/T Flawless, M/T Timeless, M/T Stopless and M/T Priceless, the Company received part of the seller's credit, or $11,260. Consequently the amount that is currently withheld by the purchaser is $10,000. Not later than three months after the end of the bareboat charter period or upon the resale of the vessels by the purchaser, if earlier, $10,000 will become payable to the Company.

In December 2006, the Company and certain of its executive officers and directors were named as defendants in various class action securities complaints brought in the United States District Court-for the Southern District of New York, alleging violations of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, which were subsequently consolidated under the caption "In re: Top Tankers, Inc. Securities Litigation," Case no. 06-cv-13761 (CM), which we refer to as the Putative Class Action. On December 18, 2007, the Court denied the motion to dismiss brought by the Company and other defendants in connection with the Putative Class Action. On or about January 18, 2008, the parties reached a settlement agreement in principle whereby the plaintiff, on behalf of members of the Class who do not opt out, would dismiss all claims against the Company with prejudice in exchange for a settlement payment of $1.2 million. On April 28, 2008, the Court entered an order preliminarily approving the proposed settlement and directing that notice be given to all potential members of the Class of the proposed settlement. The Court ordered a hearing on July 31, 2008 to determine whether the settlement should be approved. The settlement hearing took place as scheduled, and Judge McMahon approved the settlement and award of attorney's fees to class counsel. The clerk of the court terminated the case on July 31, 2008. The settlement was funded by the Company's directors and officers' insurance carriers.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

15.     Commitments and Contingencies-(continued):

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

16.     Common Stock and Additional Paid-In Capital:

Reverse Stock Split: On March 20, 2008, the Company effected a 1-for-3 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company.

Private placement: In April 2008, the Company privately placed 7,268,692 common unregistered shares for aggregate net proceeds of $50,601 with various investors. The shares were sold for $7.00 per share, which represents a discount of 15.5 percent based on the closing share price of $8.28 on April 23, 2008. On July 3, 2008 the Company filed a registration statement on form F-3 to register those shares, which was declared effective on July 15, 2008.

Share Repurchase Program: During the fourth quarter of 2008, the Board of Directors authorized a share repurchase program up to $20 million for a share price of not more than $2.50 per share for the duration of one year.

Share repurchases started during the fourth quarter of 2008 and the transactions were open market based through the NASDAQ under Rule 10b-18 of the Exchange Act.

As at December 31, 2008 the Company, has repurchased and cancelled an amount of 396,949 shares from the open market at an average price of $1.82. As a result, the Company's common stock and additional paid-in capital were reduced by $4 and $727 respectively.

The Company continued its repurchase program until February 3, 2009. During the first two months of 2009 the Company repurchased an amount of 358,601 shares from the open market at an average price of $2.02.

All the outstanding shares that have been repurchased under this program are held initially as Treasury Stock and are subsequently cancelled. Consequently, the outstanding amount of 358,601 shares was cancelled effective as of February 25, 2009.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
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

On January 3, 2006, the Company's Board of Directors identified 29 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company were granted. For this purpose 41,666 new shares were granted, out of which 26,666 shares were granted to the Company's CEO, 12,666 shares to 8 officers and independent members of the Board and the remaining 2,334 shares were granted to 20 employees. From the total of 15,000 shares granted to officers, independent members of the Board and employees, 366 shares were forfeited prior to the vesting date.

On July 6, 2006, the Company's Board of Directors identified 60 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company were granted. For this purpose 106,666 new shares were granted, out of which 73,750 shares were granted to the Company's CEO, 22,666 shares to 8 officers and independent members of the Board and the remaining 10,250 shares were granted to 51 employees. From the total of 32,916 shares granted to officers, independent members of the Board and employees, 916 shares were forfeited prior to the vesting date.

The "Restricted Stock Agreements" were signed between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the Shares, subject to the following restrictions:

i.
Grants to Company's CEO. The Company's CEO shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares other than to a company, which is wholly owned by the Company's CEO. The restrictions lapse on the earlier of (i) one year from the grant date or (ii) termination of the Company's CEO employment with the Company for any reason.

ii.
Grants to Other Participants. The Participants (officers, independent members of the Board and Company's employees) shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares. The restrictions lapse on one year from the grant date conditioned upon the Participant's continued employment with the Company from the date of the agreement (i.e. July 1, 2005, January 3, 2006, or July 6, 2006) until the date the restrictions lapse (the "restricted period").

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

On July 11, 2007, the Company granted 213,333 restricted shares pursuant to the Plan. Of the 213,333 new shares granted, 113,333 shares were granted to 6 Directors and the remaining 100,000 shares were granted to 2 officers and employees. From the total of 213,333 shares granted to officers, independent members of the Board and employees, 13,432 shares were forfeited during the year ended December 31, 2008.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

17.     Stock Incentive Plan-(continued):

The shares will vest proportionally over a period of 4 years in equal installments. The following provisions apply for the following categories: i) Executive Directors: In case of change of control or termination of employment contract shares will immediately vest, with the exception of voluntary resignation or termination of employment for cause, in which event the shares will be forfeited; ii) Non-executive Directors: In case of change of control or a director, ceasing to be a director, shares will vest, with the exception of voluntary resignation or dismissal for cause, in which event the shares will be forfeited; iii) Officers and employees: In case of change of control or termination of employment, shares will vest, with the exception of voluntary resignation or termination of employment for cause, in which event the shares will be forfeited.

The fair value of each share on the grant date was $23.97. The initial fair value of the non-vested shares granted amounted to $5,114 and will be recognized as compensation expense in the Other general and administrative expenses of the consolidated statements of operations over the four-year vesting period quarterly in sixteen equal installments.

On January 22, 2008, the Company granted 197,560 restricted shares pursuant to the Plan. These Shares were granted to two officers and employees and proportionally vest over a period of four years in equal annual installments. From the total of 197,560 shares, 25,890 shares were forfeited during the year ended December 31, 2008. In the event of change of control or termination of employment, shares will vest, with the exception of voluntary resignation or termination of employment for cause, in which event the shares will be forfeited. The fair value of each share on the grant date was $6.69. The initial fair value, of the non-vested shares granted amounted to $1,322 and will be recognized as compensation expense in the "Other general and administrative expenses" in the consolidated statements of operations over the four-year vesting period.

On July 1, 2008, the Board of Directors of the Company approved the increase of the number of shares available for issuance under the Plan, by 1,000,000 shares.  Of the new 1,000,000 shares made available by the Board of directors, 500,000 restricted shares were granted to the Company's CEO. The restrictions on the shares granted to the CEO schedule 125,000 shares to be vested on the grant date and the remainder of the shares to be vested over a period of three years in equal annual installments beginning one year from the grant date. However, as the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $6.20 totaling an aggregate of $3,100 and was recognized as compensation expense in "Other general and administrative expenses" in the condensed consolidated statement of operations in the third quarter of 2008. In addition, the Board of Directors of the Company approved the granting of cash compensation of Euro 500 or $794 to be distributed to the Company's Executive Directors, excluding the Company's CEO, which has been included in "Other general and administrative expenses" of the consolidated statements of operations for the year ended December 31, 2008.

On July 10, 2008, the Company granted to an officer 2,666 restricted shares pursuant to the Plan. The shares will vest over a period of 6 months. The fair value of each share on the grant date was $5.15. The initial fair value, before any forfeiture, of the non-vested shares granted amounted to $14 and was recognized as compensation expense in the "Other general and administrative expenses" in the consolidated statements of operations over the six-month vesting period.

On September 2, 2008, the Company granted to an officer 2,666 restricted shares pursuant to the Plan. The shares will vest over a period of 6 months. The fair value of each share on the grant date was $5.08. The initial fair value, before any forfeiture, of the non-vested shares granted amounted to $13 and will be recognized as compensation expense in the "Other general and administrative expenses" in the consolidated statements of operations over the six-month vesting period.

On September 2, 2008, the Company granted to an employee 10,000 restricted shares pursuant to the Plan. The shares will vest over a period of 3 years. The fair value of each share on the grant date was $5.08. The initial fair value of the non-vested shares granted amounted to $51 and will be recognized as compensation expense in the "Other general and administrative expenses" in the consolidated statements of operations over the three-year vesting period.

On September 2, 2008, the Company granted to the non-executive directors 375,000 restricted shares pursuant to the Plan. The shares will vest over a period of 5 years. The fair value of each share on the grant date was $5.08.The initial fair value of the non-vested shares granted amounted to $1,905 and will be recognized as compensation expense in the "Other general and administrative expenses" in the consolidated statements of operations over the five-year vesting period.

On September 4, 2008, the Company's CEO waived his right to receive pursuant to his employment contract with the Company three years' annual base salary in the event of a change in control of the Company in exchange for receiving 1,472,438 shares, which are restricted shares and which will vest in  the event of such change of control. Consequently, the compensation expense for these shares will not be recognized until the vesting becomes probable. In addition, the dividends that might be declared in the future on those shares will be recognized in the consolidated financial statements as additional compensation expense in the consolidated statement of operations, since the vesting period of those shares is indefinite. The fair value of each Share on the grant date was $5.23.

All share amounts have been adjusted for the 1:3 reverse stock split effected on March 20, 2008.

A summary of the status of the Company's vested and non-vested shares as of December 31, 2008 and movement during the years ended December 31, 2006, 2007 and 2008, is presented below:

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

17.     Stock Incentive Plan-(continued):

	Number of non-vested shares	Weighted average grant date fair value per non-vested share
As of December 31, 2007	213,333	$23.97
Granted in 2008	2,060,331	$5.34
Vested in 2008	(157,078)	$14.56
Forfeited in 2008	(39,322)	$12.59
As of December 31, 2008	2,077,264	$6.42

Number of vested shares
As of December 31, 2007	229,917
Granted in 2008	500,000
Non-vested shares granted in 2007 and 2008, vested during 2008	157,078
As of December 31, 2008	886,995

The compensation expense recognized in the in the years ended December 31, 2006, 2007 and 2008 was $1,315, $935 and $5,116 and is included in the Other general and administrative expenses in the consolidated statements of operations. As of December 31, 2008, the total unrecognized compensation cost related to non-vested share awards is $5,268, which is expected to be recognized by September 30, 2013.

The total fair value of shares vested during the years ended December 31, 2006, 2007 and 2008 was $2,764, $978, $3,770 respectively.

The dividends declared on shares granted under the Plan are recognized in the consolidated financial statements as a charge to retained earnings.

The Company estimates the future forfeitures of non vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The amount of dividends on the granted shares, recognized as a charge to retained earnings, is presented in the following table:

Type of Shares granted	Quarterly Dividend per share	Special Dividend per share	Total Dividends
			Paid in year ended December 31, 2006
Vested	0.63	22.50	2,082
Non-vested	0.63	22.50	807

No dividends were paid in the years ended December 31, 2007 and 2008.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

18.     Earnings (loss) Per Common Share:

All shares issued (including non-vested shares issued under the Company's 2005 Stock Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends. However, for the purposes of calculating basic earnings per share, such non-vested shares are not considered outstanding until the time-based vesting restrictions have lapsed.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 1,472,438 shares, granted to the Company's CEO, which will vest in  the event of change of control. Consequently, those shares are excluded from the diluted EPS calculation.

The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Year Ended December 31,
	2006	2007	2008

Net Income (loss) as reported:	$(11,005)	$(49,076)	$25,639

Less: Dividends declared during the year for non-vested shares	(807)	-	-

Net income (loss) available to common shareholders	$(11,812)	$(49,076)	$25,639

Weighted average common shares outstanding, basic	10,183,424	11,986,857	25,445,031

Add: Dilutive effect of non-vested shares	-	-	-

Weighted average common shares outstanding, diluted	10,183,424	11,986,857	25,445,031

Earnings (loss) per share, basic and diluted	$(1.16)	$(4.09)	$1.01

For the years ended December 31 2006, 2007 and 2008, 46,966, 213,333 and 2,077,264, shares respectively, which constitute the number of non-vested shares as at each of the year end as presented in the table under Note 17 above, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

19.     Voyage and Other Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are as follows:

Voyage Expenses	Year Ended December 31,
	2006	2007	2008
Port charges	11,265	15,473	5,377
Bunkers	33,937	36,867	23,877
Commissions	10,149	7,074	9,402
Total	55,351	59,414	38,656

Other Vessel Operating Expenses	Year Ended December 31,
	2006	2007	2008
Crew wages and related costs	26,919	27,721	26,673
Insurance	7,000	6,191	7,210
Repairs and maintenance	16,330	18,758	19,791
Spares and consumable stores	15,668	15,177	13,294
Taxes (Note 21)	165	67	146
Total	66,082	67,914	67,114

20.     Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year Ended December 31,
	2006	2007	2008
Interest on long-term debt (Note 12)	21,372	19,223	22,143
Less: Capitalized interest (Note 9)	(34)	(2,661)	(3,873)
Interest on capital leases (Note 6)	-	-	1,219
Commitment fees			392
Bank charges	1,158	875	752
Amortization and write-off of financing fees	4,534	2,081	5,131
Total	27,030	19,518	25,764

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

21.     Income Taxes:

Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in vessels' operating expenses in the accompanying consolidated statements of operations.

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

(a)	Interest rate risk: The Company's interest rates and long-term loan repayment terms are described in Note 12.

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

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

22.     Financial Instruments-(continued):

(c)
Fair value: The carrying values of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans discussed in Note 12 bearing interest at variable interest rates approximates the recorded value. The carrying value of the interest rate swap agreements and the interest rate derivative product represents their fair value as the fair value estimates the amount the Company would have paid, had the interest rate swap agreements and the interest rate derivative product been terminated on the balance sheet date.

The estimated fair values of the Company's financial instruments, seen below, equal carrying values.

SWAP	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Asset (Liability)
					December 31, 2007	December 31, 2008
(i)	$25,357	4 years	June 30, 2005	4.66%	($240)	($270)
	$11,193	2 years	December 12, 2008	4.80%		($701)
(ii)	$11,193	2 years	December 12, 2008	4.80%	($779)	($701)
	$11,193	2 years	December 12, 2008	4.80%		($701)
(iii)	$10,000	7 years	September 30, 2006	4.23%	($514)	($1,852)
(iv)	$10,000	7 years	September 30, 2006	4.11%	($461)	($1,812)
(v)	$50,000	6 years	September 28, 2007	-	($3,530)	-
(vi)	$10,000	7 years	July 3, 2006	4.76%	($588)	($1,650)
(vii)	$15,072	5 years	March 27, 2008	3.03%	-	($732)
(viii)	$7,443	5 years	March 27, 2008	4.60%	-	($468)
(ix)	$20,000	7 years	May 15, 2008	5.50%	-	($3,944)
(x)	$13,359	7 years	July 15, 2008	5.44%	-	($2,344)
(xi)	$15,108	4 years	June 28, 2010	-	-	($1,263)
					($6,112)	($16,438)

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

22.     Financial Instruments-(continued):

The fair value of the Company's credit facilities (as further discussed in Note 12) is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans. The fair value of the Company's financial instruments, is the estimated amount the Company would pay to terminate the related agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the Company and its counter-parties.

The Company follows SFAS No. 157, which became effective on January 1, 2008, applies to financial assets and liabilities and also non-financial assets and liabilities that are being measured and reported on a fair value basis on recurring basis. SFAS No. 157 requires disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's interest rate swaps are pay-fixed, receive-variable based on the LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered level 2 items. For the interest rate derivative product the Company would pay interest based on the cumulative performance of a portfolio of systematic foreign exchange trading strategies, an index which was publicly available. The fair values of those financial instruments determined through Level 2 of the fair value hierarchy as defined in SFAS 157 as such fair values are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

As of December 31, 2008, no fair value measurements for assets or liabilities under Level 1 or level 3 were recognized in the Company's consolidated financial statements.

23.     Subsequent Events:

(a)
Payment of termination fee for interest rate derivative: On January 5, 2009, the Company made a payment of $5,000 as a one-off termination fee in relation to an interest rate derivative product (Note 13).

(b)
Loan drawdown for newbuildings: During 2009, an amount of $17,003 and $14,204 were drawn down to finance the delivery installments of Hull S-1025 and Hull S-1026, respectively. Furthermore, an amount of $17,044, $12,549 and $18,494 were drawn down to finance the fourth and the delivery installments of Hull S-1027, Hull S-1029 and Hull S-1031, respectively. Finally, an amount of $13,364 was drawn down to finance the third and fourth installment of Hull S-1033 (Note 12).

TOP SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

23.     Subsequent Events-(continued):

(c)
Restricted cash change: On January 9, 2009, the Company entered into a supplemental agreement relevant to the sale and leaseback transactions' financial covenants. Specifically, it was agreed that a minimum cash of $5,000 shall be maintained on deposit by the Company during the bareboat charter period. As at December 31, 2008, the Company was required to maintain consolidated cash balances of $20,000 in connection with these financial covenants (Note 6).

(d)
Share buyback: During 2009, the Company repurchased an amount of 358,601 shares from the open market at an average price of $ 2.02. The shares repurchased under the buyback program of 358,601 were cancelled effective on February 25, 2009.

(e)
Delivery of newbuildings: During 2009, the Company took delivery of five out of six 50,000dwt product / chemical tankers from SPP Plant & Shipbuilding Co., Ltd of the Republic of Korea, as follows: On February 19, 2009, the Company took delivery of the M/T "Miss Marilena", which is employed on a bareboat time-charter for a period of 10 years at a daily rate of $14,400. On February 23, 2009, the Company took delivery of the M/T "Lichtenstein", which is employed on a bareboat time-charter for a period of 10 years at a daily rate of $14,550. On March 19, 2009 and March 26, 2009, the Company took delivery of the M/T "Ionian Wave" and the M/T "Tyrrhenian Wave", which are employed on a bareboat time-charter for a period of 7 years at a daily rate of $14,300, with three successive one-year options at a higher daily rate. Finally, on May 22, 2009, the Company took delivery of the M/T "Britto", which is employed on a bareboat time-charter for a period of 10 years at a daily rate of $14,550.

(f)
Renegotiation with charterer: On February 25, 2009, the Company agreed with the charterer of M/V Astrale, Armada Singapore, to lower the daily hire from $72 to $40. In exchange, the charterer prepaid the full hire under the new rate though the earliest date of expiry of the time charter, April 18, 2009.

(g)
Amendment and Termination of Lease Agreements: On April 3, 2009, the Company entered into an agreement to terminate the bareboat charter of MT Relentless, which has been in force since 2005 and would have expired in 2012 (Note 6). Under this agreement, during the third quarter of 2009 the Company will redeliver the M/T Relentless to its owners and pay a termination fee of $2,500. In addition to the termination fee the Company has undertaken to perform certain works on the vessel prior to its redelivery which will involve additional costs. From the date of the agreement until the date of redelivery the bareboat hire has been set at $7,000 per day and has been included in the above table. On June 24, 2009, the Company terminated the bareboat charters and redelivered the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11,750 in termination fees and expenses. In addition to the termination fee and expenses, the Company has forfeited its right to receive the Seller's credit of $10,000 from the initial sale of the vessels, which would have been received upon expiration of the bareboat charter, and the Company has undertaken to pay for the dry-dock of the M/T Spotless which is currently in progress. The bareboat charter would have expired in 2011. Also, the Company will remain the manager of these vessels until the expiration of their current time charters, in early 2010, and will be reimbursed by the owners for all expenses incurred. These were the last leased vessels in the Company's fleet.

(h)	New Time Charter: In June 2009, the Company's vessel M/V Astrale entered into a time charter agreement for two years, starting in July 2009, at a gross daily rate of $18,000.

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Balance Sheets
December 31, 2007 and 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2007	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	22,548	49,154
Due from subsidiaries	394,481	301,543
Other current assets	314	686
Total current assets	417,343	351,383
NON CURRENT ASSETS
Investments in subsidiaries	518,646	311,178
Restricted cash	15,081	5,081
Other non-current assets	8	118
Total non-current assets	533,735	316,377
Total assets	951,078	667,760

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt	10,440	60,599
Due to subsidiaries	524,856	302,862
Current portion of financial instruments	6,105	5,584
Other current liabilities	3,621	6,623
Total current liabilities	545,022	375,668

NON CURRENT LIABILITIES
Long term debt, net of current portion	183,927	0
Financial instruments	10,683	0
Other non-current liabilities	38	41
Total non-current liabilities	194,648	41

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	0	0
Common stock $0.01 par value; 100,000,000 shares authorized
20,508,575 and 29,901,048 shares issued and outstanding at December 31, 2007 and 2008	205	283
Additional paid-in capital	216,150	271,056
Accumulated other comprehensive loss	4	24
Retained earnings / Accumulated deficit	(4,951)	20,688
Total stockholders' equity	211,408	292,051
Total liabilities and stockholders' equity	951,078	667,760

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2006, 2007 and 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2006	2007	2008
EXPENSES
General and administrative expenses	10,647	9,493	14,365
Foreign currency (gains) / losses, net	66	49	(96)
Operating loss	(10,713)	(9,542)	(14,269)
OTHER INCOME / (EXPENSES)
Interest and finance costs	(25,420)	(11,264)	(6,896)
Gain / (loss) on financial instruments	(2,124)	(3,704)	(3,701)
Interest income	2,266	2,142	1,252
Total Other (expenses), net	(25,278)	(12,826)	(9,345)
Equity in earnings / (loss) of subsidiaries	24,986	(26,708)	49,253
Net Income (Loss)	(11,005)	(49,076)	25,639

Earnings / (loss) per share, basic and diluted	(1.16)	(4.09)	1.01
Weighted average number of shares, basic and diluted	10,183,424	11,986,857	25,445,031

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2006, 2007 and 2008
(Expressed in thousands of U.S. Dollars)

	December 31,
	2006	2007	2008
Net cash (used in) / provided by Operating Activities	163,241	(45,569)	(77,474)

Cash flows from Investing Activities
Return of investment from subsidiaries	398,860	75,954	243,531
Investment in subsidiaries	(28,683)	(129,272)	(64,213)
Decrease (Increase) in Restricted cash	(6,876)	0	10,000
Acquisition of fixed assets	0	0	(112)
Net cash (used in) / provided by Investing Activities	363,301	(53,318)	189,206
Cash flows from Financing Activities
Proceeds from long-term debt	0	10,000	30,000
Principal payments of long-term debt	(297,255)	(34,080)	(164,994)
Issuance of common stock, net of issuance costs	26,916	98,341	50,601
Repurchase and cancellation of common stock			(733)
Dividends paid	(217,466)	0	0
Financial instrument upfront receipt	0	8,500	0
Payment of financing costs	(63)	0	0
Net cash (used in ) / provided by Financing Activities	(487,868)	82,761	(85,126)
Net (decrease) / increase in cash and cash equivalents	38,674	(16,126)	26,606
Cash and cash equivalents at beginning of year	0	38,674	22,548
Cash and cash equivalents at end of year	38,674	22,548	49,154

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
(Figures in thousands of U.S. Dollars)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries less equity in undistributed loss of subsidiaries, distributions from subsidiaries as return on investment and return of investment.

The Parent Company's subsidiaries made the following distributions to the Parent Company during the years ended December 31, 2006, 2007 and 2008:

	2006	2007	2008
Return on Investment	98,606	19,456	96,774
Return of Investment	398,860	75,954	243,531
Total Cash from subsidiaries	497,466	95,410	340,305

The Parent Company is a borrower under the RBS facility and guarantor under the remaining loans outstanding at December 31, 2008. Refer to Note 12 "Long-term Debt" to the consolidated financial statements information.

The principal payments required to be made after December 31, 2008 for these are as follows:

Year ending December 31, 2009	346,907
Less financing fees	(4,428)
342,479

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $100,175 as of December 31, 2008.

Item 19.	EXHIBITS
(Note:  Current name "TOP SHIPS INC." is used below although documents may refer to prior name "TOP TANKERS INC.")

Number	Description of Exhibits

1.1	Amended and Restated Articles of Incorporation of TOP SHIPS INC. (1)
1.2	Amendment to Amended and Restated Articles of Incorporation of TOP SHIPS INC. (2)
1.3	Amendment to Amended and Restated Articles of Incorporation of TOP SHIPS INC
1.4	Amendment to Amended and Restated Articles of Incorporation of TOP SHIPS INC
1.5	Amended and Restated By-Laws of the Company, as adopted on February 28, 2007 (3)
2.1	Form of Share Certificate
4.1	TOP SHIPS INC. 2005 Stock Option Plan (4)
4.2	Loan Agreement between the Company and the Royal Bank of Scotland plc dated August 10, 2004 and supplemented September 30, 2004 (5)
4.3	Loan Agreement between the Company and DVB Bank dated March 10, 2005(6).
4.4	Credit Facility between the Company and the Royal Bank of Scotland dated November 1, 2005 (7)
4.4.1	Supplement to credit facility between the Company and the Royal Bank of Scotland dated December 21, 2006 (8)
4.5	Credit Facility between the Company and HSH NORDBANK, AG, dated November 7, 2005(9)
4.6	Sales Agreement between the Company and Cantor Fitzgerald & Co. dated April 13, 2006(10)
4.7	Shareholder Rights Agreement with Computershare Investor Services, LLC, as Rights Agent as of August 19, 2005 (11)
4.8	Memorandum of Agreement by and between Kisavos Shipping Company Limited and Komarf Hope 27 Shipping Company dated March 9, 2006 relating to the purchase and sale of the M/T Priceless (12)
4.9	Charter party by and between Kisavos Shipping Company Limited and Komarf Hope 27 Shipping Company in relation to the M/T Priceless, dated March 9, 2006 (13)
4.10	Quadripartite Agreement by and among the Company, Kisavos Shipping Company Limited, Komarf Hope 27 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Priceless (14)
4.11	Guarantee given by the Company to Komarf Hope 27 Shipping Co. dated March 15, 2006 in connection with the charter party relating to the M/T Priceless (15)

4.12	Memorandum of Agreement by and between Taygetus Shipping Company Limited and Komarf Hope 28 Shipping Co. dated March 9, 2006 relating to the purchase and sale of the M/T Timeless (16)
4.13	Charter party by and between Taygetus Shipping Company Limited and Komarf Hope 28 Shipping Co. in relation to the Timeless, dated March 9, 2006 (17)
4.14	Quadripartite Agreement by and among the Company, Taygetus Shipping Company Limited, Komarf Hope 28 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Timeless (18)
4.15	Guarantee given by the Company to Komarf Hope 28 Shipping Co., dated March 15, 2006 in connection with the charter party relating to the M/T Timeless (19)
4.16	Memorandum of Agreement by and between Pylio Shipping Company Limited and Komarf Hope 29. Shipping Co. dated March 9, 2006 relating to the purchase and sale of the M/T Flawless (20)
4.17	Charter party by and between Pylio Shipping Company Limited and Komarf Hope 29 Shipping Co. in relation to the M/T Flawless, dated March 9, 2006 (21)
4.18	Quadripartite Agreement by and among the Company, Pylio Shipping Company Limited, Komarf Hope 29 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Flawless (22)
4.19	Guarantee given by the Company to Komarf Hope 29 Shipping Co., dated March 15, 2006 in connection with the charter party relating to the M/T Flawless (23)
4.20	Memorandum of Agreement by and between Vitsi Shipping Company Limited and Komarf Hope 30 Shipping Co. dated March 9, 2006 relating to the purchase and sale of the M/T Stopless (24)
4.21	Charter party by and between Vitsi Shipping Company Limited and Komarf Hope 30 Shipping Co. in relation to the Stopless, dated March 9, 2006 (25)
4.22	Quadripartite Agreement by and among the Company, Vitsi Shipping Company Limited, Komarf Hope 30 Shipping Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Stopless (26)
4.23	Guarantee given by the Company to Komarf Hope 30 Shipping Co., dated March 15, 2006 in connection with the charter party relating to the M/T Stopless (27)
4.24	Memorandum of Agreement by and between Parnasos Shipping Company Limited Partankers III AS, dated April 4, 2006 relating to the purchase and sale of the M/T Faultless (28)
4.25	Charter party by and between Parnasos Shipping Company Limited and Partankers III AS, in relation to the M/T Faultless, dated April 4, 2006 (29)
4.26	Memorandum of Agreement by and between Imitos Shipping Company Limited Partankers III AS, dated April 4, 2006 relating to the purchase and sale of the M/T Noiseless (30)
4.27	Charter party by and between Imitos Shipping Company Limited and Partankers III AS, in relation to the M/T Noiseless, dated April 4, 2006 (31)
4.28	Memorandum of Agreement by and between Parnis Shipping Company Limited Partankers III AS, dated April 4, 2006 relating to the purchase and sale of the M/T Stainless (32)

4.29	Charter party by and between Parnis Shipping Company Limited and Partankers III AS, in relation to the M/T Stainless, dated April 4, 2006 (33)
4.30	Memorandum of Agreement by and between Mytikas Shipping Company Limited and Partankers III AS dated April 4, 2006 relating to the purchase and sale of the M/T Limitless (34)
4.31	Charter party by and between Mytikas Shipping Company Limited and Partankers III AS in relation to the M/T Limitless, dated April 4, 2006 (35)
4.32	Memorandum of Agreement by and between Litochoro Shipping Company Limited and Partankers III AS dated April 4, 2006 relating to the purchase and sale of the M/T Endless (36)
4.33	Charter party by and between Litochoro Shipping Company Limited and Partankers III AS in relation to the M/T Endless, dated April 4, 2006 (37)
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

4.49	Guarantee given by the Company to Comoros Shipping Limited dated March 14, 2006 in connection with the charter party relating to the M/V Vanguard (53)
4.50	Memorandum of Agreement by and between Gramos Shipping Company Inc. and Starcraft Marine Co. dated March 14, 2006 relating to the purchase and sale of the M/T Faithful (54)
4.51	Charter party by and between Gramos Shipping Company Inc. and Starcraft Marine Co. in relation to the M/T Faithful, dated March 14, 2006 (55)
4.52	Quadripartite Agreement by and among the Company, Gramos Shipping Company Inc., Starcraft Marine Co. and Fortis Bank (Nederland) N.V. dated March 15, 2006 relating to the M/T Faithful (56)
4.53
Second Priority Quadripartite Agreement by and among the Company, Gramos Shipping Company Inc., Starcraft Marine Co. and Mass Capital Investments B.V. dated March 15, 2006 relating to the M/T Faithful (57)

4.54	Guarantee given by the Company to Starcraft Marine Co. dated March 14, 2006 in connection with the charter party relating to the M/T Faithful (58)
4.55
Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Spotless made by and among Idi Shipping Company Limited, Kemp Maritime S.A. and ICON Spotless, LLC dated June 16, 2006 (59)

4.56	Addendum No. 1 to charter party by and between Idi Shipping Company Limited and Kemp Maritime S.A. in relation to the M.V. Spotless, dated March 14, 2006 dated June 16, 2006 (60)
4.57	Quadripartite Agreement by and among the Company, Idi Shipping Company Limited, ICON Spotless, LLC and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Spotless (61)
4.58	Guarantee given by the Company to ICON Spotless, LLC dated June 13, 2006 in connection with the charter party relating to the M/T Spotless (62)
4.59
Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Doubtless made by and among Falarko Shipping Company Limited, Tucker Navigation Co. and ICON Doubtless, LLC dated June 16, 2006 (63)

4.60	Addendum No. 1 to charter party by and between Falarko Shipping Company Limited and Tucker Navigation Co. in relation to the M.V. Doubtless, dated March 14, 2006 dated June 16, 2006 (64)
4.61	Quadripartite Agreement by and among the Company, Falarko Shipping Company Limited, ICON Doubtless, LLC and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Doubtless (65)

4.62	Guarantee given by the Company to ICON Doubtless, LLC dated June 13, 2006 in connection with the charter party relating to the M/T Doubtless (66)
4.63
Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Vanguard made by and among Pageon Shipping Company Limited, Comoros Shipping Limited and Isomar Marine Company Limited dated June 16, 2006 (67)

4.64	Addendum No. 1 to charter party by and between Pageon Shipping Company Limited and Comoros Shipping Limited in relation to the M.V. Vanguard, dated March 14, 2006 dated June 16, 2006 (68)
4.65	Quadripartite Agreement by and among the Company, Pageon Shipping Company Limited, Isomar Marine Company Limited and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Vanguard (69)
4.66	Guarantee given by the Company to Isomar Marine Company Limited dated June 13, 2006 in connection with the charter party relating to the M/T Vanguard (70)
4.67
Supplemental Agreement relating to the Memorandum of Agreement dated March 14, 2006 relating to the M/V Faithful made by and among Gramos Shipping Company Inc., Starcraft Marine Co. and ICON Faithful LLC dated June 16, 2006 (71)

4.68	Addendum No. 1 to charter party by and between Gramos Shipping Company Inc. and Starcraft Marine Co. in relation to the M.V. Faithful, dated March 14, 2006 dated June 16, 2006 (72)
4.69	Quadripartite Agreement by and among the Company, Gramos Shipping Company Inc., ICON Faithful, LLC and Fortis Bank (Nederland) N.V. dated June 16, 2006 relating to the M/T Faithful (73)
4.70	Guarantee given by the Company to ICON Faithful, LLC dated June 13, 2006 in connection with the charter party relating to the M/T Faithful (74)
4.71	Sales Agreement with Deutsche Bank Securities relating to issuing and selling an agreed upon number of shares of common stock through Deutsch Bank Securities. (75)
4.72	Credit Facility between Jeke Shipping Company Limited, Noir R Shipping S.A., Amalfi Shipping Company Limited and HSH Nordbank AG, dated November 8, 2007
4.73	Secured Loan Agreement between Japan III Shipping Company Limited and Alpha Bank A.E, dated December 17, 2007
4.74
Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated April 3, 2009,to Secured Loan Facility Agreement dated December 17, 2007

4.75	Loan Agreement No. 185/2008 between Emporiki Bank of Greece S.A. and Japan I Shipping Company Limited, dated March 5, 2008
4.76	Supplemental Agreement, dated March 26, 2008 to Facilities Agreement between Top Ships Inc. and the Royal Bank of Scotland plc, dated November 1, 2005
4.77	Loan Agreement between Japan II Shipping Company Limited, Top Ships Inc., DVB Bank AG and DVB Bank America N.V., dated April 24, 2008
4.78	Secured Loan Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated August 18, 2008

4.79	First Supplemental Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E, dated February 23, 2009, to Secured Loan Agreement dated August 18, 2008
4.80	Second Supplemental Agreement between Lichtenstein Shipping Company, Japan III Shipping Company Limited and Alpha Bank A.E., dated April 3, 2009, to Secured Loan Agreement dated August 18, 2008
4.81	Credit Facility between Warhol Shipping Company Limited, Indiana R Shipping Company Limited, Britto Shipping Company Limited and HSH Nordbank AG, dated October 1, 2008
4.82	Loan Agreement between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V., dated October 6, 2008
8.1	List of subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer
13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm

_________________________

(1)	Incorporated by reference from Exhibit 3.1 to the company's Registration Statement on Form F-1, filed on October 18, 2004 (File No. 333-119806).

(2)	Incorporated by reference from Exhibit 1.2 to the company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(3)	Incorporated by reference from our 6-K filed on March 9, 2007

(4)	Incorporated by reference from Exhibit 4.1 to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859)

(5)	Incorporated by reference from Exhibit 10.1 to the Company's Registration Statement on Form F-1, filed on November 12, 2004 (File No. 333-119806).

(6)	Incorporated by reference from Exhibit 4.3 to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859)

(7)	Incorporated by reference from Exhibit 4.4 to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859)

(8)	Incorporated by reference from Exhibit 4.4.1 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(9)	Incorporated by reference from Exhibit 4.5 to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859)

(10)	Incorporated by reference from Exhibit 4.6 to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859)

(11)	Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8A (File No. 000-50859).

(12)	Incorporated by reference from Exhibit 4.8 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(13)	Incorporated by reference from Exhibit 4.9 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(14)	Incorporated by reference from Exhibit 4.10 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(15)	Incorporated by reference from Exhibit 4.11 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(16)	Incorporated by reference from Exhibit 4.12 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(17)	Incorporated by reference from Exhibit 4.13 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(18)	Incorporated by reference from Exhibit 4.14 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(19)	Incorporated by reference from Exhibit 4.15 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(20)	Incorporated by reference from Exhibit 4.16 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(21)	Incorporated by reference from Exhibit 4.17 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(22)	Incorporated by reference from Exhibit 4.18 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(23)	Incorporated by reference from Exhibit 4.19 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(24)	Incorporated by reference from Exhibit 4.20 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(25)	Incorporated by reference from Exhibit 4.21 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(26)	Incorporated by reference from Exhibit 4.22 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(27)	Incorporated by reference from Exhibit 4.23 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(28)	Incorporated by reference from Exhibit 4.24 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(29)	Incorporated by reference from Exhibit 4.25 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(30)	Incorporated by reference from Exhibit 4.26 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(31)	Incorporated by reference from Exhibit 4.27 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(32)	Incorporated by reference from Exhibit 4.28 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(33)	Incorporated by reference from Exhibit 4.29 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(34)	Incorporated by reference from Exhibit 4.30 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(35)	Incorporated by reference from Exhibit 4.31 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(36)	Incorporated by reference from Exhibit 4.32 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(37)	Incorporated by reference from Exhibit 4.33 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(38)	Incorporated by reference from Exhibit 4.34 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(39)	Incorporated by reference from Exhibit 4.35 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(40)	Incorporated by reference from Exhibit 4.36 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(41)	Incorporated by reference from Exhibit 4.37 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(42)	Incorporated by reference from Exhibit 4.38 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(43)	Incorporated by reference from Exhibit 4.39 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(44)	Incorporated by reference from Exhibit 4.40 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(45)	Incorporated by reference from Exhibit 4.41 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(46)	Incorporated by reference from Exhibit 4.42 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(47)	Incorporated by reference from Exhibit 4.43 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(48)	Incorporated by reference from Exhibit 4.44 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(49)	Incorporated by reference from Exhibit 4.45 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(50)	Incorporated by reference from Exhibit 4.46 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(51)	Incorporated by reference from Exhibit 4.47 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(52)	Incorporated by reference from Exhibit 4.48 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(53)	Incorporated by reference from Exhibit 4.49 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(54)	Incorporated by reference from Exhibit 4.50 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(55)	Incorporated by reference from Exhibit 4.51 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(56)	Incorporated by reference from Exhibit 4.52 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(57)	Incorporated by reference from Exhibit 4.53 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(58)	Incorporated by reference from Exhibit 4.54 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(59)	Incorporated by reference from Exhibit 4.55 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(60)	Incorporated by reference from Exhibit 4.56 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(61)	Incorporated by reference from Exhibit 4.57 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(62)	Incorporated by reference from Exhibit 4.58 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(63)	Incorporated by reference from Exhibit 4.59 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(64)	Incorporated by reference from Exhibit 4.60 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(65)	Incorporated by reference from Exhibit 4.61 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(66)	Incorporated by reference from Exhibit 4.62 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(67)	Incorporated by reference from Exhibit 4.63 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(68)	Incorporated by reference from Exhibit 4.64 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(69)	Incorporated by reference from Exhibit 4.65 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(70)	Incorporated by reference from Exhibit 4.66 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(71)	Incorporated by reference from Exhibit 4.67 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(72)	Incorporated by reference from Exhibit 4.68 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(73)	Incorporated by reference from Exhibit 4.69 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(74)	Incorporated by reference from Exhibit 4.70 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(75)	Incorporated by reference from our 6-K filed on June 13, 2007

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: June 29, 2009	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis
President, Chief Executive Officer, and Director

SK 23116 0005 1008663 v5