Form 20-F
period 2009-12-31
TOP SHIPS INC.
filed 2010-06-18
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

As of December 31, 2009, 32,894,696 shares of Common Stock, par value $0.01 per share.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

X	U.S. GAAP

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

A.           Selected Financial Data

The following table sets forth the selected historical consolidated financial data and other operating data of TOP SHIPS INC. for the years ended December 31, 2005, 2006, 2007, 2008 and 2009. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data of TOP SHIPS INC. are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and have been audited for the year ended December 31, 2005 by Ernst & Young (Hellas) Certified Auditors Accountants S.A, or Ernst and Young, and for the years ended December 31, 2006, 2007, 2008 and 2009 by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, both independent registered public accounting firms.

	Year Ended December 31,

U.S.Dollars in thousands, except per share data and average daily results	2005	2006	2007	2008	2009
STATEMENT OF OPERATIONS DATA
Revenues	$244,215	$310,043	$252,259	$257,380	$107,979
Voyage expenses	36,889	55,351	59,414	38,656	3,372
Charter hire expense	7,206	96,302	94,118	53,684	10,827
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(837)	(8,110)	(15,610)	(18,707)	(7,799)
Lease termination expense					15,391
Vessel operating expenses	47,315	66,082	67,914	67,114	23,739
Dry-docking costs	10,478	39,333	25,094	10,036	4,602
General and administrative expenses	23,750	23,271	25,000	31,388	23,835
Gain on sale of vessels	(10,831)	(12,667)	(1,961)	(19,178)	-
Vessel Depreciation	47,055	35,266	27,408	32,664	31,585
Impairment on vessels	-	-	-	-	36,638

Total operating expenses	161,025	294,828	281,377	195,657	142,190
Operating income (loss)	83,190	15,215	(29,118)	61,723	(34,211)
Interest and finance costs	(19,430)	(27,030)	(19,518)	(25,764)	(13,969)
Loss on financial instruments	(747)	(2,145)	(3,704)	(12,024)	(2,081)
Interest income	1,774	3,022	3,248	1,831	235
Other income (expense), net	134	(67)	16	(127)	(170)

Net income (loss)	$64,921	$(11,005)	$(49,076)	$25,639	$(50,196)

Earnings (loss) per share, basic and diluted	$6.96	$(1.16)	$(4.09)	$0.97	$(1.78)
Weighted average common shares outstanding, basic	9,308,923	10,183,424	11,986,857	25,445,031	28,230,585
Weighted average common shares outstanding, diluted	9,310,670	10,183,424	11,986,857	25,445,031	28,230,585

Dividends declared per share	$2.64	$23.13	-	-	-

On January 1, 2009 the Company adopted ASC 260-10-45-61A "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (formerly known as FSP FASB 03-6-1). Upon adoption of the new guidance, unvested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities and, thus, should be included in the two-class method of computing earnings per share (EPS). This standard was applied retroactively to all periods presented and reduced basic EPS by $0.01 and $0.04 for the twelve months ended December 31, 2005 and 2008, respectively. When it was retroactively applied to the years ended December 31, 2006 and 2007, EPS data was not affected due to the fact that the Company incurred a net loss and non-vested shares do not participate in losses.

	Year Ended December 31,

U.S. Dollars in thousands, except per share data and average daily results	2005	2006	2007	2008	2009
BALANCE SHEET DATA
Current assets	$67,574	$72,799	$102,161	$57,088	$3,787
Total assets	970,386	490,885	776,917	698,375	675,149
Current liabilities, including current portion of long-term debt	76,143	45,416	153,290	386,934	427,953
Total long-term debt, including current portion	564,103	218,052	438,884	342,479	399,087
Common Stock	280	108	205	283	311
Stockholders' equity	359,147	161,198	211,408	292,051	247,196

FLEET DATA
Total number of vessels at end of period	27.0	24.0	23.0	12.0	13.0
Average number of vessels(1)	21.7	26.7	22.4	18.8	13.7
Total calendar days for fleet(2)	7,905	9,747	8,176	6,875	5,008
Total available days for fleet(3)	7,635	8,837	7,562	6,610	4,813
Total operating days for fleet(4)	7,436	8,634	7,032	6,099	4,775
Total time charter days for fleet	5,567	6,223	4,720	4,729	2,841
Total bareboat charter days for fleet	-	-	-	335	1,934
Total spot market days for fleet	1,869	2,411	2,312	1,035	-
Fleet utilization(5)	97.4%	97.7%	93.0%	92.3%	99.2%

AVERAGE DAILY RESULTS
Time charter equivalent(6)	$27,881	$29,499	$27,424	$35,862	21,907
Vessel operating expenses(7)	5,985	6,780	8,307	9,762	4,740
General and administrative expenses(8)	3,004	2,388	3,058	4,566	4,759

(1)
Average number of vessels is the number of vessels that constituted our fleet (including leased vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Calendar days are the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(3)
Available days are the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric, for the first time, in the second quarter and first half of 2009. We have determined to adjust the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(4)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenue.

(5)
Fleet utilization is calculated by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization, for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have determined to adjust the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

(7)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

The following table reflects reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and calculation of the TCE rate (all amounts are expressed in thousands of U.S. Dollars, except for Average Daily Time Charter Equivalent amounts and Total Operating Days):

	2005	2006	2007	2008	2009
On a consolidated basis
Revenues	$244,215	$310,043	$252,259	$257,380	$107,979
Less:
Voyage expenses	(36,889)	(55,351)	(59,414)	(38,656)	(3,372)

Time charter equivalent revenues	$207,326	$254,692	$192,845	$218,724	$104,607

Total Operating days	7,436	8,634	7,032	6,099	4,775
Average Daily Time Charter Equivalent	$27,881	$29,499	$27,424	$35,862	$21,907

	2005	2006	2007	2008	2009
Tanker Fleet
Revenues	$244,215	$310,043	$248,944	$163,995	$47,353
Less:
Voyage expenses	(36,889)	(55,351)	(59,253)	(34,215)	(1,118)

Time charter equivalent revenues	$207,326	$254,692	$189,691	$129,780	$46,235

Total Operating days	7,436	8,634	6,991	4,357	2,989
Average Daily Time Charter Equivalent	$27,881	$29,499	$27,134	$29,786	$15,468

	2007	2008	2009
Drybulk Fleet
Revenues	$1,902	$71,590	$56,715
Less:
Voyage expenses	(161)	(4,441)	(2,254)

Time charter equivalent revenues	$1,741	$67,149	$54,461

Total Operating days	41	1,742	1,786
Average Daily Time Charter Equivalent	$42,463	$38,547	$30,493

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

Risks Related to Our Industries

Disruptions in world financial markets and the resulting governmental action in the United States and other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common shares to decline.

Although the world economy is currently recovering from the second-worst downturn in the last 100 years, the future of this recovery still remains fragile. The effects of the downturn are still lingering as credit remains tight, demand for goods and services has not yet fully recovered and unemployment is high. Most major economies have been backing up this recovery via fiscal stimulus packages, liquidity injections and by decreasing interest rates. The credit markets in the United States and worldwide have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect further changes in law or interpretations of existing laws.

A number of financial institutions have experienced financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the recovery of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide that is especially evident in our industry, the banking institutions of which have recently been forced to record heavy losses from troubled shipping loans. These difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common shares to further decline.

The international tanker and drybulk industries are both cyclical and volatile and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and our results of operations.

The international tanker and drybulk industries in which we operate are cyclical with attendant volatility in charter hire rates, vessel values and industry profitability. For both tankers and drybulk vessels, the degree of charter rate volatility among different types of vessels has varied widely. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline. In the case of two of our tanker vessels, following the expiration of their charters in 2010 we anticipated that future hires would be at lower rates due to the adverse market conditions that have been prevailing in the product tanker market for most of 2009 and the first quarter of 2010. More specifically in March 2010, one of these vessels commenced a new two-year time charter agreement at a lower gross daily rate. We do not anticipate an improvement in product tanker hire rates in the immediate future and to this end we concluded that there was a need to write down the carrying value of these two vessels to their fair values. See "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Policies-Impairment of long-lived assets" for more information on impairment.

Our current fleet deployment consists mainly of long term time charters and long term bareboat charters which significantly limits our exposure to charter rate volatility and its effect on our result of operations. Additionally, changes in spot rates in the tanker sector and the drybulk sector can affect the value of respective vessels at any given time despite the existence of long term employment contracts. Our ability to re-charter our vessels on the expiration or termination of their current time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker and drybulk market.

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

The Baltic Drybulk Index, or BDI, a U.S. Dollar daily average of charter rates issued by the London-based Baltic Exchange (an organization providing maritime market information for the trading and settlement of physical and derivative contracts) that takes into account input from brokers around the world regarding fixtures for various routes, dry cargoes and various drybulk vessel sizes, steeply declined in 2008 but then rebounded in 2009, although not to pre-crisis levels. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%, but has since risen to 3,933 as of June 3, 2010.  The decline in charter rates was due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the drybulk market also affected the value of our drybulk vessels, which followed the trends of drybulk charter rates, and earnings on our charters, and similarly, affected our cash flows, liquidity and compliance with the covenants contained in our loan agreements. During 2009 and the beginning of 2010, the abovementioned factors affecting the BDI partially subsided, allowing for the recovery of rates and a recovery in drybulk vessel values.

 The Baltic Dirty Tanker Index, a U.S. Dollar daily average of charter rates issued by the London based Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes various tanker vessel sizes, after a steep decline that started in mid-2008 and lasted until the end of the third quarter 2009, has rebounded in the fourth quarter of 2009, although not to pre-crisis levels. The Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%, but has since risen to 911 as of June 3, 2010.

The Baltic Clean Tanker Index fell from 1, 509 points as of June 19, 2008, to 345 points as of April 4, 2009, but has rebounded to 644 points as of June 3, 2010. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. During 2009, the abovementioned factors affecting the Baltic Dirty and Clean Tanker Indices partially subsided, allowing for the recovery of rates and a stabilization of tanker vessel values.

If the charter rates in the tanker and drybulk market decline from their current levels, our future earnings may be adversely affected and we may have to record impairment adjustments to the carrying values of our fleet, and we may not be able to maintain compliance with the financial covenants in our loan agreements. We realized impairment charges of $36.6 million during the fourth quarter of 2009. See "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Policies – Impairment of long-lived assets". We are currently in discussions with our lenders in relation to covenant breaches.  Our lenders' interests may be different from ours, and we may not be able to obtain our lenders' permission or waivers when needed. This may limit our ability to continue to conduct our operations, finance our future operations, make acquisitions or pursue business opportunities. A decline in charter rates could have a material adverse effect on our business, financial condition and results of operations. See "Item 5 – Operating and Financial Review and Prospects - Tabular Disclosure of Contractual Obligations – Long term debt" for relevant discussion of debt and respective covenants.

Rising fuel prices may adversely affect our business.

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Currently, all of our vessels are under period employment whereby the fuel cost is taken up by the charterer except for periods when the vessel is off-hire.

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

•	the IMO International Convention for the Safety of Life at Sea, or SOLAS Convention, with respect to crew and passenger safety;

•	the International Convention on Load Lines, 1966, or LL Convention, with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages;

•	the United States Marine Transportation Security Act of 2002, or MTSA; and

•
The European Union Directive 1999/32/EC of 1999 as amended by Directive 2005/33/EC of 2005, regarding reductions in emissions of sulphur dioxide resulting from the combustion of petroleum-derived liquid fuels within Member States' territory, territorial seas and exclusive economic zones or pollution control zones.

Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our vessel operations. In the event of war or national emergency, our tankers and drybulk vessels may be subject to requisition by the government of the flag flown by the tanker or drybulk vessel without any guarantee of compensation for lost profits. We believe our vessels are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. In relation to EU and US low-sulphur requirements our vessels are currently in the process of being in full compliance. Our vessels' operating certificates and licenses are renewed periodically during each vessel's required annual survey. However, government regulation of tankers and drybulk vessels, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditures on our ships to keep them in compliance.

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

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this Annual Report, each of our vessels is ISM code-certified.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with Lloyd's Register of Shipping, Det Norske Veritas and Bureau Veritas each of which is a member of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to such inspections. If any defects are found, the classification surveyor will issue a ''recommendation'' which must be rectified by the ship owner within prescribed time limits.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

           Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.

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

If we sell vessels at a time when vessel prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount we evaluate the asset for a potential impairment and may be required to write down the carrying amount of the vessels on our financial statements and incur a loss and a reduction in earnings, if the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.  Such was the case for our two oldest tankers, which resulted in an impairment charge of $36.6 million during the fourth quarter of 2009. See "Item 5 – Operating and Financial Review and Prospects - Critical Accounting Policies" for relevant discussion and analysis.

An over-supply of drybulk carrier and/or tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2010. As of December 31, 2009, newbuilding orders had been placed for an aggregate of approximately 57% of the existing global drybulk fleet, with deliveries expected during the next 36 months.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil and petroleum products, as well as strong overall economic growth in part of the world economy, including Asia. As of December 31, 2009, newbuilding orders have been placed for an aggregate of approximately 30% of the existing global tanker fleet.

An over-supply of drybulk carrier and/or tanker capacity may result in a reduction of charter hire rates. If such a reduction occurs, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all upon the expiration or termination of our vessels' current charters.

Operating results from our tankers are subject to seasonal fluctuations, which may adversely affect our operating results.

Eight of the vessels in our combined fleet are tankers. We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our results of operations.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Given current market conditions, we seek to deploy our vessels on time and bareboat charters in a manner that will help us achieve a steady flow of earnings. As of the date of this annual report, two of our tanker vessels and four of our drybulk vessels were contractually committed to time charters, and six of our tanker vessels and one of our drybulk vessels were contractually committed to bareboat charters. Although these period charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, our vessels committed to period charters may not be available for spot voyages during an upturn in the tanker or drybulk industry cycle, as the case may be, when spot voyages might be more profitable. The spot market is highly competitive, and spot market charter rates may fluctuate dramatically based on the supply and demand for the major commodities carried internationally by water as well as other factors.   As of the date of this annual report, we did not have any vessels that were trading in the spot market. If we cannot continue to employ our vessels on profitable time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer if rates achieved are not sufficient to cover respective vessel operating and financial expenses.

World events could adversely affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms unfavorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Acts of piracy on oceangoing vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected oceangoing vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. Throughout 2008, 2009 and 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden. Since the beginning of 2009, numerous tanker and drybulk vessels have fallen victim to piracy attacks off the coast of Somalia.  For example, on December 28, 2009, the M/V Navios Apollon, a drybulk vessel not affiliated with us, was seized by pirates while transporting fertilizers 800 miles off the Somali coast.

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden has been since May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

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

Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The economic crisis affected China as well, though to a much lesser extent, as was evidenced by the slowdown in GDP growth in the last quarter of 2008 and the first half of 2009. In 2009, the successful implementation of a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth helped propel China to pre-crisis levels of growth, as was evidenced by the fourth quarter GDP growth of 10.7% that helped raise the annual GDP growth for 2009 to 8.7%. However, fears of an overheated economy led the Chinese government to adopt restraining monetary measures, increasing the required deposits for commercial banks, in an effort to deflate a potential asset bubble. If the Chinese government keeps pursuing such restraining measures, that could impact the demand for shipping services and slow down the world recovery from the economic crisis. Our business, financial condition and, results of operations as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of, delay in the loading, offloading or delivery of, the contents of our vessels or the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, that could adversely affect our reputation and the market for our common stock.

From time to time, vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in or to divest our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Risks Related to Our Company

We are in breach of certain loan covenants contained in our loan agreements. If we are not successful in obtaining waivers and amendments with respect to covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business.

 Our loan agreements require that we comply with certain financial and other covenants. As a result of the significant drop of drybulk asset values beginning in the fourth quarter of 2008 and the continuous fall of tanker asset values during 2009, especially product tankers, we were not in compliance with covenants relating to vessel values such as asset cover ratio for our product tankers, adjusted net worth and net asset value covenants as of December 31, 2009. In addition, we were in breach of EBITDA and minimum liquidity covenants with certain banks. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which impairs our ability to continue to conduct our business. As a result of these breaches, our total indebtedness of $404.3 million (excluding unamortized deferred financing fees of $5.2 million) and financial instruments of $13.8 million are presented within current liabilities in the accompanying December 31, 2009 consolidated balance sheet. The amounts of long term debt and financial instruments that have been reclassified and presented together with current liabilities amount to $351.2 million and $9.9 million, respectively.

 As of the date of this annual report, we have no waivers for any of these covenant breaches. We are currently in discussion with our banks in relation to these covenant breaches. For more details on loans and relevant breaches see "Item 5 – Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations – Long term debt".

Breach of our loan covenants, without applicable waiver, entitles our lenders to accelerate our debt. If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

Our inability to comply with loan covenants under our loan agreements raises substantial doubt about our ability to continue as a going concern.

As discussed above, we are in breach of certain loan covenants contained in our loan agreements. As a result of these loan covenant breaches, our lenders may choose to accelerate our indebtedness. We believe that as long as we are able to meet our obligations as they fall due, our lenders will not accelerate our indebtedness.

Therefore, our ability to continue as a going concern is dependent on management's ability to successfully generate revenue to meet our obligations as they become due and have the continued support of our lenders. Our independent registered public accounting firm has issued its opinion, similar to its opinion included in our 2008 annual report, with an explanatory paragraph emphasizing that we have prepared our financial statements under the going concern assumption despite our covenants breaches and working capital deficit. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

 If we need to receive waivers and/or amendments to our loan agreements in the future, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.

In connection with future waivers or amendments with our lenders, we may agree to additional restrictions on us. See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Breach of Loan Covenants." Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lender's permission when needed, which could prevent us from pursuing a course of action that we deem necessary. In addition to the above restrictions, our lenders may require the payment of additional fees, require additional increase in margins, require prepayment of a portion of our indebtedness to them, or impose other conditions on the issuance of waivers, which could adversely affect our financial results and hinder our ability to raise capital.

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

To finance our fleet expansion program, we incurred secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2009, we had total indebtedness of $404.3 million (excluding unamortized deferred financing fees of $5.2 million), and a ratio of indebtedness to total capital of approximately 62%. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of, our indebtedness. Our substantial debt could also have other significant consequences. For example, it could:

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

Furthermore, our interest expense could increase if interest rates increase because most of our debt and all the debt under the credit facilities of our subsidiaries is variable rate debt. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.

Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures or other investments;

•	charter our vessels;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and;

•	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. This may prevent us from taking actions that are in our best interest.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet in the future. Our growth will depend on:

•	our ability to generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

•	obtaining required financing;

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base; and

•	managing expansion.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher-than-market interest rates and charges against our income.

As of December 31, 2009, we have twelve interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not fully hedge our exposure to interest rate fluctuations under our financing arrangements.

Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. During the year ended December 31, 2009, the change in fair value of our interest rate swaps was an unrealized gain of $2.6 million.  See Note 21 to our December 31, 2009 consolidated financial statements included herein.

Due to the decline in interest rates since December 31, 2009, the fair value of our interest rate swaps as of March 31, 2010, which is the most recent date for which the Company has received a fair value estimate, was an unrealized gain of $0.04 million.

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

In the case of two of our tanker vessels, we anticipated that future hires would be at lower rates following the expiration of their charters in 2010, due to the adverse market conditions that have been prevailing in the product tanker market for most of 2009 and the first quarter of 2010. More specifically, in March 2010, one of these vessels commenced a new two-year time charter agreement, at a lower gross daily rate. We do not anticipate an improvement in product tanker hire rates in the immediate future and to this end we concluded that there was a need to write down the carrying value of these two vessels to their fair values. See "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Policies – Impairment of long-lived assets" for more information on impairment.

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

We have historically derived a significant part of our revenue from a small number of charterers. In 2008, approximately 26% of our revenue was derived from two charterers. These two charterers, Glencore and PDVSA, respectively provided 17% and 9% of our revenues in 2008. In 2009, approximately 54% of our revenue was derived from three charterers. These three charterers, Glencore, Hanjin and Cosco, provided 22%, 18% and 14% of our revenues in 2009, respectively. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or if we are otherwise in default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The charters on which we deploy 10 of our vessels as of May 21, 2010, provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current levels of the drybulk and product tanker charter markets. If it were necessary to secure substitute employment, in the spot market or on charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessel, resulting in a significant reduction in revenues. The loss of any of our customers, charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to attract and retain key management personnel and other employees in the international tanker and drybulk shipping industries, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our President, Chief Executive Officer, and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Alexandros Tsirikos, our Executive Vice President, Chairman and Director, Vangelis Ikonomou and our Vice President Demetris Souroullas. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain ''key man'' life insurance on any of our officers.

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

Our vessels may suffer damage and we may face unexpected dry-docking costs, which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility, resulting in vessel downtime. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or we may be forced to move to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while our vessels are forced to wait for space or the cost to relocate the vessel to dry-docking facilities that are farther away from the routes on which our vessels trade would have a negative effect on our results of operations.

The operation of drybulk carriers and tankers each involve certain unique operational risks.

The operation of drybulk carriers has certain unique operational risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier's bulkheads leading to the loss of the drybulk carrier.

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, results of operations and financial condition. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.

During August 2009, we announced that the bareboat charterer of the M/V Papillon (ex VOC Gallant) had notified us of its intention to pay a reduced charterhire rate of $18,000 per day for the month of August rather than $24,000 per day on a bareboat basis as is set forth in the charterparty. The dispute was resolved and the charterer has paid the full amount of chaterhire as required under the charter agreements.

On January 11, 2010, we announced that we had received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave a reduced charter hire rate of $10,000 per day rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement.  We have been examining this unilateral reduction and intend to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter.  We may not be able to recover these amounts, which would result in lower-than-expected cash flows.

When we enter into a time or bareboat charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates in the tanker or drybulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our loan repayment obligations in which case our lenders could choose to accelerate our indebtedness and foreclose their liens, and we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet has an average age of approximately five years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be materially and adversely affected.

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

We procure insurance for our fleet against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, war risk insurance and insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. In addition, we currently have loss of hire insurance that covers, subject to annual coverage limits, vessels M/V Cyclades, M/V Pepito, M/T Ioannis P, M/T Ionian Wave and M/T Hongbo. In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible as well as, limitations and exclusions which may nevertheless increase our costs or lower our revenue.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.

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

Certain existing stockholders, who hold approximately 32.38% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

As of June 15, 2010, Sovereign Holdings Inc., or Sovereign Holdings, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and Kingdom Holdings Inc., or Kingdom Holdings, a company owned primarily by adult relatives of Mr. Pistiolis, own, directly or indirectly, approximately 13.34% of the outstanding shares of our common stock. In addition, Sphinx Investment Corp., Maryport Navigation Corp. and Mr. George Economou through Sphinx Investment Corp. and Maryport Navigation Corp. beneficially owns 12.56% of the outstanding shares of our common stock. QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC own 6.48% of the outstanding shares of our common stock. Sphinx Investment Corp., Maryport Navigation Corp., QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC are entities owned and controlled by unaffiliated third parties. Together, these existing shareholders own 32.38% of our common stock. While these shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, due to the number of shares of our common stock they own, they have the power to exert considerable influence over our actions.

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

We may have to pay tax on U.S.  source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the U.S. is characterized as United States source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we have taken this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business.

We are likely to be treated as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, ''passive income'' includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business ; income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In general, income derived from the bareboat charter of a vessel will be treated as "passive income" for this purpose and such vessels will be treated as assets which produce "passive income."  On the other hand, income derived from the time charter of a vessel will not be treated as "passive income" for this purpose, but rather will be treated as services income; likewise, time chartered vessels will generally not be treated as assets which produce "passive income."

For our 2009 taxable year, we believe that at least 50% of the average value of our assets consisted of vessels which are bareboat chartered.  Therefore, we expect to be treated as a PFIC for our 2009 taxable year. We intend to take necessary steps in order to avoid being classified as a PFIC for 2010 and future taxable years, such as expanding our fleet through the purchase of non-passive income producing assets. However, there can be no assurance that such remedial measures will be effective to avoid PFIC status for 2010 or any future taxable year.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation– U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares.  See "Taxation  – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders as a result of our status as a PFIC.  In addition, as a result of being treated as a PFIC for the 2009 taxable year, any dividends paid by us during 2009 and 2010 will not be eligible to be treated as "qualified dividend income," which may otherwise be eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

Because we generate all of our revenues in U.S. Dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. Dollars but incur certain expenses in currencies other than U.S. Dollars, mainly Euros. During 2009, approximately 2% of our expenses were in other currencies and 19% were in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to the other currencies, in particular, the Euro. Should the Euro further appreciate relative to the U.S. Dollar in future periods, our expenses will increase in U.S. Dollar terms, thereby decreasing our net income. Specifically, during 2009, the average exchange rate was 1.3912 U.S. Dollars to 1 Euro. We have not hedged these risks. Our operating results could suffer as a result.

Risks Relating to Our Common Shares

Our share price may continue to be highly volatile, which could lead to a further loss of all or part of an investor's investment.

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq National Market, now the Nasdaq Global Select Market. Over the last year and a half, the stock market has experienced extreme price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2009, the closing price of our common shares experienced a high of $3.52 and a low of $0.77. In addition, because the market price of our common shares has dropped below $5.00 per share, brokers generally prohibit shareholders from using such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. Furthermore, if the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our common shares, regardless of our operating performance.

The market price of our common shares is due to a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	market conditions in the drybulk shipping industry and the general state of the securities markets;

•	mergers and strategic alliances in the drybulk shipping industry;

•	changes in government regulation;

•	a general or industry-specific decline in the demand for, and price of, shares of our common stock resulting from capital market conditions independent of our operating performance;

•	the loss of any of our key management personnel; and

•	our failure to successfully implement our business plan.

There may not be a continuing public market for you to resell our common shares.

Our common shares and warrants began trading in July of 2004 on the Nasdaq National Market, now the Nasdaq Global Select Market. An active and liquid public market for our common shares may not continue. You may not be able to sell your common shares in the future at the price that you paid for them or at all. In addition, if the price of our common shares remains below $1.00 for a period of 30 consecutive business days and we are unable to comply with the minimum bid price requirements of the Nasdaq Global Select Market, including any applicable cure period, we may be involuntarily delisted from the Nasdaq Global Select Market.

Investors may experience significant dilution as a result of the offering pursuant to our Standby Equity Distribution Agreement, or SEDA, future offerings and any other future issuances of shares if sold at prices significantly below the price at which they invested.

On July 1, 2009, we entered into the SEDA with Yorkville Advisors Master SPV Ltd, or YA Global. Pursuant to the SEDA, we may offer and sell such number of common shares the proceeds of which equal to $200 million. See also Note 15 to our consolidated financial statements included herein. On July 1, 2009, we filed a shelf registration statement on Form F-3, which was declared effective on August 13, 2009. Under this registration statement, we registered 57,949,900 shares for resale by YA Global as part of the SEDA limited by our then authorized share capital. As of the date of this Annual Report, we have issued and sold an aggregate of 2,230,000 common shares pursuant to the SEDA resulting in net proceeds of $2.9 million. The last share sales under the SEDA took place on October 21, 2009. If we sell the remaining U.S. Dollar amount of our common shares offered pursuant to the SEDA of $197.1 million at an average price equal to $1.11 per share, which was the last reported closing sale price for our common shares on The Nasdaq Global Select Market on June 3, 2010, we would have approximately 88,613,930 million common shares outstanding, which would represent an increase of 169.39% in our issued and outstanding common shares from December 31, 2009.

Under our registration statement filed on Form F-3, we may also sell up to $500 million of an undeterminable number of common shares, preferred shares and warrants; provided that we meet all eligibility requirements for sales of securities pursuant to the From F-3 registration statement. Due to the fact that sales pursuant to related prospectus supplements will be made at market prices or prices related to such market prices, the prices at which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. We may have to attempt to sell additional shares in the future in order to satisfy our capital needs. Lenders may be unwilling to provide future financing or will provide future financing at significantly increased rates. If we are able to sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant.

In addition, we may issue additional shares pursuant to our loan facility with DVB. On July 31, 2009, we entered into a bridge loan facility of $12.5 million with DVB in order to take delivery of our last newbuilding vessel, the M/T Hongbo. In connection with this loan, we issued 12,512,400 common shares to Hongbo Shipping Company Limited, our wholly owned subsidiary, who pledged these shares in favor of DVB as security in case our subsidiary is not able to repay the bridge loan as of the due date of July 31, 2010. This pledge must remain in an amount equal to 180% of the outstanding bridge loan, which amount will be tested at the end of each quarter. We also agreed to file a registration statement for the resale of such shares and use our best efforts to keep the registration statement effective during the security period under the loan documentation. As of the date of this annual report, and based on fair value of our common stock and outstanding balance of the loan measured at March 31, 2010, we are required to issue and pledge 9,756,488 additional shares of common stock. If our subsidiary is not able to repay the bridge loan to DVB bank, the lender may enforce its right to take possession of the pledged shares.

Furthermore, we may issue additional shares pursuant to our equity incentive plan. As of the date of this annual report, we have issued a total of 4,135,604 common shares under our equity incentive plan out of a total of 12,000,000 reserved for issuance thereunder.

Our existing shareholders will experience significant dilution if we issue shares in the future, including the potential issuances described above, at prices significantly below the price at which previous shareholders invested.

Future sales of our common shares could cause the market price of our common shares to decline.

Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Lack of volume in our stock may affect investors' ability to sell their shares.

Our common shares have been experiencing low daily trading volumes in the market. As a result, an investor may be unable to sell all of such investor's shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

           Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and By-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

A small number of our stockholders effectively control the outcome of matters on which our stockholders are entitled to vote.

Entities affiliated with Mr. Evangelos Pistiolis, our Chief Executive Officer, currently own, directly or indirectly, approximately 10.11% of our outstanding common stock as of June 15, 2010. In addition, entities affiliated with Mr. George Economou currently own, directly or indirectly, approximately 12.56% of our outstanding common stock as of June 15, 2010. While, as far as we are aware, those stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

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

During the fourth quarter of 2008, the Board of Directors authorized a share repurchase program up to $20 million for a share price of not more than $2.50 per share for the duration of one year. We began the share repurchases during the fourth quarter of 2008 and the transactions were made in the open market on NASDAQ under Rule 10b-18 of the Exchange Act. As at December 31, 2008, we repurchased and cancelled an amount of 396,949 shares from the open market. We continued our repurchase program until February 3, 2009. During the first two months of 2009, we repurchased an amount of 358,601 shares from the open market. All the outstanding shares that have been repurchased under this program were held initially as treasury stock and were subsequently cancelled. Consequently, the outstanding amount of 358,601 shares was cancelled effective as of February 25, 2009.

In February 2009, we took delivery of M/T Miss Marilena and M/T Lichtenstein from SPP. M/T Miss Marilena and M/T Lichtenstein are two out of six 50,000 dwt product / chemical tankers delivered in 2009. M/T Miss Marilena and M/T Lichtenstein entered into bareboat time-charter employment for a period of 10 years at a daily rate of $14,400 and $14,550, respectively.

In March 2009, we took delivery of M/T Ionian Wave and M/T Tyrrhenian Wave from SPP. M/T Ionian Wave and M/T Tyrrhenian Wave are the third and fourth out of the six 50,000 dwt product / chemical tankers discussed above. M/T Ionian Wave and M/T Tyrrhenian Wave entered into bareboat time-charter employment for a period of seven years at a daily rate of $14,300, with three successive one-year options at a higher daily rate.

In April 2009, we agreed with the owners of the M/T Relentless to terminate the bareboat charter initially entered into as part of the sale and leaseback deal in 2005. Under this agreement, we redelivered the vessel to its owners and paid a termination fee of $2.5 million during the third quarter of 2009. The bareboat charter would have expired in 2012.

On May 22, 2009, we took delivery of M/T Britto from SPP. M/T Britto is the fifth out of the six 50,000 dwt newbuilding product / chemical tankers delivered in 2009. M/T Britto entered into bareboat time-charter employment for a period of ten years at a daily rate of $14,550.

On June 24, 2009, we terminated the bareboat charters, initially entered into as part of the sale and leaseback deal in 2006, and redelivered the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11.8 million in termination fees and expenses. In addition to the termination fees and expenses, we forfeited our right to receive the seller's credit of $10.0 million from the initial sale of the vessels, which would have been received upon the expiration of the bareboat charters, and we paid for the dry-dock of the M/T Spotless which was completed during July 2009. The bareboat charters were set to expire in 2011. We remained the managers of M/T Faithful until April 30, 2010, which was shortly after the expiration of its time charter, and we were reimbursed by the owners for all expenses incurred.

On July 3, 2009, we redelivered the M/T Relentless to its owners and paid the termination fee of $2.5 million as part of a termination agreement signed in April 2009 to terminate the bareboat charter initially entered into as part of the sale and leaseback deal in 2005. In addition to the termination fee, we had undertaken to perform certain works on the vessel prior to its redelivery which involved additional costs. From the date of the agreement until the date of redelivery, the bareboat hire had been set at $7,000 per day.  This was the last leased vessel in our fleet.

On July 1, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global Master SPV LTD., or YA Global, pursuant to which we may offer and sell up to $200 million worth of our common shares to YA Global. The SEDA has a duration of three years. We made initial sales under the SEDA on August 13, 2009 and as of December 31, 2009, 2,230,000 shares had been sold with net proceeds amounting to approximately $2.9 million. During the period from October 21, 2009 to the date of this report, no shares have been sold to YA Global under the SEDA.

On August 3, 2009, we took delivery of M/T Hongbo from SSP. M/T Hongbo  is the last out of the six 50,000 dwt newbuilding product / chemical tankers delivered in 2009. M/T Hongbo entered into bareboat time-charter employment for a period of ten years at a daily rate of $14,550.

As of December 31, 2009, our fleet consisted of thirteen owned vessels – eight Handymax tankers, one Supramax drybulk vessel, one Handymax drybulk vessel, and three Panamax drybulk vessels, with total carrying capacity of 0.7 million dwt, as compared to twelve vessels, with total carrying capacity of 0.7 million dwt (including five tankers sold and leased back), as of December 31, 2008.

B.           Business Overview

Business Strategy

We are a provider of international seaborne transportation services, carrying petroleum products, crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries. As of the date of this annual report, our fleet consists of thirteen owned vessels (eight tankers and five drybulk vessels).

Two of our tankers and four of our drybulk vessels are currently employed on time charters and six of our tankers and one of our drybulk vessels are employed on bareboat charters. We actively manage the deployment of our fleet between time charters and bareboat charters, which last from several months to several years. 63% of our fleet by dwt are sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

 During 2006, we ordered six newbuilding product tankers in the SPP shipyard in the Republic of Korea in order to modernize our tanker fleet. All of these tankers were delivered to us during 2009.

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

Our Fleet

The following table presents our fleet list and employment as of the date of this annual report:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2009)
Eight Tanker Vessels
Dauntless	46,168	1999	Time Charter	Q1-2/2012	$10,500	50%
Ioannis P	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter
Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400	None
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None
Ionian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300A	None
Thyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300A	None
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None

Total Tanker dwt	392,514

Five Drybulk Vessels
Cyclades	75,681	2000	Time Charter	Q2/2011	$54,250	None
Amalfi	45,526	2000	Time Charter	Q4/2011-Q1/2012	$14,000	None
Papillon (ex Voc Gallant))	51,200	2002	Bareboat Charter	Q1-3/2012	$24,000	None
Pepito	75,928	2001	Time Charter	Q1-2/2013	$41,000	None
Astrale	75,933	2000	Time Charter	Q3-4/2011	$18,000	None

Total Drybulk dwt	324,268

TOTAL DWT	716,782

A.   On January 11, 2010, we announced that we received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement.  We are currently examining this unilateral reduction and intend to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter.

Management of the Fleet

Since July 1, 2004, TOP Tanker Management Inc., or TOP Tanker Management, our wholly-owned subsidiary, has been responsible for all of the chartering, operational and technical management of our fleet, including crewing, maintenance, repair, capital expenditures, dry-docking, vessel taxes, maintaining insurance and vessel operating expenses under management agreements with our vessel owning subsidiaries. TOP Tanker Management has built a management team with significant experience in operating large and diversified fleets of tankers and drybulk vessels and has expertise in all aspects of commercial, technical, management and financial areas of our business. Prior to July 1, 2004, the operations of our fleet were managed by Primal Tankers Inc., which was wholly-owned by the father of our Chief Executive Officer.

From January 1, 2009 to December 31, 2009, TOP Tanker Management subcontracted the technical management and crewing of one Handymax tanker and the crewing of another Handymax tanker to V. Ships Management Limited, or V. Ships, for monthly fees of $12,400 and $3,550, respectively. For the period from January 2010 to the date of this annual report, the monthly fee to V. Ships for the technical management and crewing of the one Handymax tanker increased to $12,900. In January 2010, we transferred the crewing of the other Handymax tanker to Interorient Maritime Enterprises Inc., or Interorient, for a fee of $1,700 per month.

From January 1, 2009 to December 31, 2009, TOP Tanker Management subcontracted the crewing of four drybulk carriers to Interorient for a monthly fee of $1,700 per vessel.

On April 6, 2010, we provided V. Ships approximately two months' notice of termination of our agreement with it for the technical management and crewing of the one Handymax tanker. The change of both crew and technical Management is to take place during the last week of June 2010, always subject to the vessel's schedule.

On May 12, 2010, our Board of Directors agreed to outsource all of the commercial and technical management of the Company's vessels to Central Mare Inc., or Central Mare, a related party controlled by the family of the Company's Chief Executive Officer, on a timeline to be determined by its executive officers in consideration of the vessels' schedule.

Crewing and Employees

During 2007, 2008 and 2009, TOP SHIPS INC. had four employees, while our wholly-owned subsidiary, TOP Tanker Management, employed on average 82, 88 and 55 employees respectively, all of whom are shore-based. During 2009, V. Ships Management Limited and Interorient Maritime Enterprises Inc, were responsible for the crewing of the fleet. Such responsibilities include training, transportation, compensation and insurance of the crew.

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

Developments in the International Tanker Market

The Baltic Dirty Tanker Index, a U.S. Dollar daily average of charter rates issued by the London based Baltic Exchange (an organization providing maritime market information for the trading and settlement of physical and derivative contracts) which takes into account input from brokers around the world regarding crude oil fixtures for various routes various tanker vessel sizes, after a steep decline that started in mid-2008 and lasted until the end of the third quarter of 2009, has rebounded in the fourth quarter of 2009, although not to pre-crisis levels. The Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%, but has since rebounded to 911 as of June 3, 2010. The Baltic Clean Tanker Index fell from 1,509 points as of June 19, 2008, to 345 points as of April 4, 2009, but has rebounded to 644 points as of June 3, 2010. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. During 2009, the above factors affecting the Baltic Dirty and Clean Tanker Indices have partially subsided, allowing for the recovery of rates and a stabilization of tanker vessel values.

The price of crude oil after reaching historical highs in the summer of 2008 declined sharply as a result of the deterioration in the world economy, the collapse of financial markets, declining oil demand and bearish market sentiment. In 2009, oil prices started rising again amidst a growing demand for oil leading to a price of approximately $72.88 per barrel as of June 3, 2010.

The Industry – Drybulk Vessels

Drybulk cargo is cargo that is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. The demand for drybulk vessel capacity is determined by the underlying demand for commodities transported in drybulk vessels, which in turn is influenced by trends in the global economy. Between 2000 and 2009, trade in all drybulk commodities increased from 2.3 billion tons to 3.03 billion tons, representing a CAGR (compound average growth rate) of 4.7%). One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products since 2000. Chinese imports of iron ore alone increased from 92.2 million tons in 2001 to approximately 630 million tons in 2009.

The supply of drybulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered until 2012 represents approximately 57% of the world drybulk fleet. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk vessels at or over 25 years old are considered to be scrapping candidate vessels.

Developments in the International Drybulk Shipping Industry

The Baltic Drybulk Index, or BDI, a U.S. Dollar daily average of charter rates issued by the London based Baltic Exchange which takes into account input from brokers around the world regarding fixtures for various routes, dry cargoes and various drybulk vessel sizes, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%, but has since risen to 3,933 as of June 3, 2010. The decline in charter rates was due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the drybulk market also affected the value of our drybulk vessels, which followed the trends of drybulk charter rates, and earnings on our charters, and similarly, affected our cash flows, liquidity and compliance with the covenants contained in our loan agreements. During 2009, the abovementioned factors affecting the BDI have partially subsided, allowing for the recovery of rates and a recovery in drybulk vessel values.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered and compliance with such laws, regulations and other requirements may entail significant expense.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.

We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments will enter into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas ("ECAs"). Please see "United States – the U.S. Clean Air Act" below for information on the ECA designated in North America and the Hawaiian Islands. We have obtained International Air Pollution Prevention certificates evidencing compliance with Annex VI requirements for all of our vessels.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime.

The operation of our vessels is also affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union ports.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, is an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,200 per gross tons or $23,496,000 per single hull tanker, $2,000 per gross ton or $17,088,000 per double hull tanker, and $1,000 per gross ton or  $854,400 for any non-tank vessel respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

OPA specifically permits individual U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

The U.S. Clean Water Act

The U.S. Clean Water Act of 1972, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water  in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. To be covered by the VGP, owners of certain vessels must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On December 22, 2009, the EPA announced final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx) will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. Vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine gas oil at or below 1.5% sulfur and marine diesel oil at or below 0.5% sulfur and, effective January 1, 2012, marine fuels with a sulfur content at or below 0.1% (1,000 ppm) sulfur.

The MEPC has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

European Union

The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

In October 2009, the European Union amended a previously adopted Directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has also adopted a Directive to limit the sulphur content of marine fuels in order to reduce sulphur dioxide emissions from ships.

The sinking of the oil tanker Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States. It is difficult to predict what legislation or additional regulations, if any, may be promulgated by the European Union in the future.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004 (the "BWM Convention"). The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of April 30, 2010 the BWM Convention has been adopted by 24 states, representing 23.29% of world tonnage.

If mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessel. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress.  Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

Risk of Loss and Liability Insurance Generally

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

Hull and Machinery Insurance

We have obtained marine hull and machinery, marine interests and war risk insurance, which includes the risk of actual or constructive total loss, general average, particular average, salvage, salvage charges, sue and labor, damage received in collision or contact with fixed or floating objects for all of the vessels in our fleet. In 2009, the vessels in our fleet were each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident, for the non-bareboat vessels in our fleet. In 2010, deductibles changed to include an additional machinery deductible of $100,000 per vessel per incident for the non-bareboat vessels in our fleet. For the vessels that are under bareboat charters, the charterer is responsible for arranging and paying the hull and machinery insurance. We have also arranged increased value coverage for one of our bareboat chartered vessels, M/V Papillon, in order to conform with relevant loan covenants. Under this increased value coverage, in the event of total loss of a vessel, we will recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance by the charterers, in relation to values dictated by loan covenants.

Loss of Hire Insurance

During 2009, we obtained Loss of Hire Insurance to cover the loss of hire of each non-bareboat vessel and two of the bareboat chartered vessels, M/T Ionian Wave and M/T Hongbo, as required by the relevant loan agreements, for 90 days in excess of 30 days in case of an incident that is coverable by our Hull and Machinery policy. In 2010, we have obtained Loss of Hire Insurance to cover the loss of hire for M/V Cyclades, M/V Pepito, M/T Ioannis P, M/T Ionian Wave and M/T Hongbo for 90 days in excess of 30 days in case of an incident that is coverable by our Hull and Machinery policy.

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

Our current protection and indemnity insurance coverage for pollution remains at $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at approximately $5.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters, bareboat charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Handymax class sizes and also with owners of drybulk vessels in the Handymax, Supramax and Panamax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners. The drybulk market is less fragmented with more small operators.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may affect operating results.

C. Organizational Structure

The following are the wholly-owned subsidiaries of TOP SHIPS INC. as of December 31, 2009.

	Shipowning Companies with vessels in operations at December 31, 2009	Date of Incorporation	Country of Incorporation	Vessel
1	Lefka Shipping Company Limited ("Lefka")	March 2005	Marshall Islands	Dauntless (acquired March 2005)
2	Ilisos Shipping Company Limited ("Ilisos")	April 2005	Marshall Islands	Ioannis P (acquired November 2005)
3	Amalfi Shipping Company Limited ("Amalfi")	July 2007	Marshall Islands	Amalfi (acquired December 2007)
4	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	Voc Gallant (acquired February 2008)
5	Japan I Shipping Company Limited ("Japan I")	August 2007	Liberia	Pepito (acquired March 2008)
6	Japan II Shipping Company Limited ("Japan II")	August 2007	Liberia	Astrale (acquired May 2008)
7	Japan III Shipping Company Limited ("Japan III")	August 2007	Liberia	Cyclades (acquired December 2007)
8	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	Miss Marilena (delivered February 2009)
9	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	Lichtenstein (delivered February 2009)
10	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	Ionian Wave (delivered March 2009)
11	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	Tyrrhenian Wave (delivered March 2009)
12	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	Britto (delivered May 2009)
13	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	Hongbo (delivered August 2009)

Other Companies
14	Top Tankers (U.K.) Limited	January 2005	England and Wales	Representative office in London
15	Top Bulker Management Inc.	April 2005	Marshall Islands	Inactive Management Company
16	TOP Tanker Management Inc. ((the "Manager")	May 2004	Marshall Islands	Management Company
17	Ierissos Shipping Inc.	November 2008	Marshall Islands	Cash Manager

It should be noted that Ierissos Shipping Inc was dissolved in April 2010.

	Shipowning Companies with vessels sold	Date of Incorporation	Country of Incorporation	Vessel
18	Olympos Shipping Company Limited	December 1999	British Cayman Islands	Med Prologue (sold to "Olympos Shipping Company Limited")
19	Vermio Shipping Company Limited ("Faithful")	December 2001	Marshall Islands	Faithful (sold to "Gramos Shipping Company Inc" July 2003)
20	Kalidromo Shipping Company Limited ("Kalidromo")	May 2003	Marshall Islands	Tireless (sold September 2004)
21	Olympos Shipping Company Limited ("Olympos")	May 2003	Marshall Islands	Med Prologue (sold December 2004)
22	Rupel Shipping Company Inc. ("Rupel")	January 2003	Marshall Islands	Fearless (sold July 2005)
23	Helidona Shipping Company Limited ("Helidona")	May 2003	Marshall Islands	Yapi (sold September 2005)
24	Mytikas Shipping Company Limited ("Mytikas")	February 2004	Marshall Islands	Limitless (sold September 2008)
25	Litochoro Shipping Company Limited ("Litochoro")	March 2004	Marshall Islands	Endless (sold September 2008)
26	Vardousia Shipping Company Limited ("Vardousia")	July 2004	Cyprus	Invincible (sold by its new owners July 2007)
27	Psiloritis Shipping Company Limited ("Psiloritis")	July 2004	Liberia	Victorious (sold by its new owners August 2007)
28	Menalo Shipping Company Limited ("Menalo")	July 2004	Cyprus	Restless (sold by its new owners September 2007)
29	Pintos Shipping Company Limited ("Pintos")	July 2004	Cyprus	Sovereign (sold by its new owners August 2008)
30	Pylio Shipping Company Limited ("Pylio")	July 2004	Liberia	Flawless (sold by its new owners September 2008)
31	Taygetus Shipping Company Limited ("Taygetus")	July 2004	Liberia	Timeless (sold by its new owners September 2008)
32	Imitos Shipping Company Limited ("Imitos")	November 2004	Marshall Islands	Noiseless (sold January 2008)
33	Parnis Shipping Company Limited ("Parnis")	November 2004	Marshall Islands	Stainless (sold January 2008)
34	Parnasos Shipping Company Limited ("Parnasos")	November 2004	Liberia	Faultless (sold by its new owners March 2008)
35	Vitsi Shipping Company Limited ("Vitsi")	November 2004	Liberia	Stopless (sold by its new owners September 2008)
36	Kisavos Shipping Company Limited ("Kisavos")	November 2004	Marshall Islands	Priceless (sold by its new owners September 2008)
37	Agion Oros Shipping Company Limited ("Agion Oros")	February 2005	Marshall Islands	Topless (sold December 2006)

Shipowning Companies with vessels sold	Date of Incorporation	Country of Incorporation	Vessel
38	Giona Shipping Company Limited ("Giona")	March 2005	Marshall Islands	Taintless (sold November 2006)
39	Agrafa Shipping Company Limited ("Agrafa")	March 2005	Marshall Islands	Soundless (sold November 2006)
40	Ardas Shipping Company Limited ("Ardas")	April 2005	Marshall Islands	Errorless (sold April 2007)
41	Nedas Shipping Company Limited ("Nedas")	April 2005	Marshall Islands	Stormless (sold June 2008)
42	Kifisos Shipping Company Limited ("Kifisos")	April 2005	Marshall Islands	Edgeless (sold July 2008)
43	Sperhios Shipping Company Limited ("Sperhios")	April 2005	Marshall Islands	Ellen P (sold September 2008)
44	Noir Shipping S.A. ("Noir")	June 2007	Marshall Islands	Bertram (sold April 2008)
45	Gramos Shipping Company Inc. ("Gramos")	January 2003	Marshall Islands	Faithful (sold and leased back March 2006)
46	Falakro Shipping Company Limited ("Falakro")	July 2004	Liberia	Doubtless (sold and leased back March 2006)
47	Pageon Shipping Company Limited ("Pageon")	July 2004	Cyprus	Vanguard (sold and leased back March 2006)
48	Idi Shipping Company Limited ("Idi")	July 2004	Liberia	Spotless (sold and leased back March 2006)
49	Parnon Shipping Company Limited ("Parnon")	July 2004	Cyprus	Relentless (sold and leased back September 2005)

D.           Properties, Plants and Equipment

For a list of our fleet see "Business Overview – Our Fleet" above.

In January 2006, we entered into an agreement with an unrelated party to lease office space in Athens, Greece. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for a duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years. The current monthly rental is $0.2 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) adjusted annually for inflation increase plus 1.0%.

In addition, our subsidiary TOP TANKERS (U.K.) LIMITED, a representative office in London, leases office space in London from an unrelated third party. The agreement is valid from June 2007 and shall continue until either party shall give to the other one calendar month written notice. The annual lease is $0.03 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009) payable quarterly in advance.

In November 2009, TOP SHIPS INC. entered into a lease agreement for office space in London. The agreement is for a duration of one year from and including November 15, 2009 to and including November 14, 2010. The current monthly rent is $0.04 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009).

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

A.           Operating results

Overview

We are an international provider of seaborne transportation services, carrying petroleum products, crude oil and drybulk commodities for the steel, electric utility, construction and agriculture-food industries.

As of December 31, 2009, our fleet consisted of thirteen owned vessels (five drybulk vessels and eight tankers), with total carrying capacity of approximately 0.7 million dwt as compared to twelve vessels (five drybulk vessels and seven tankers), with total carrying capacity of approximately 0.7 million dwt (including seven owned and five vessels sold and leased back for a period of five to seven years) on December 31, 2008.

Segments

Since the acquisition of drybulk vessels in the fourth quarter of 2007, we have been analyzing and reporting our results of operations in two segments: tanker segment and drybulk segment.

Tanker segment: For the year ended December 31, 2009, revenues for this segment were $47.4 million and operating loss was $56.2 million.

Drybulk segment: For the year ended December 31, 2009, revenues for this segment were $56.7 million and operating income was $18.2 million.

Factors affecting our results of operations – all segments

We believe that the important measures for analyzing trends in the results of our operations for both tankers and drybulk vessels consist of the following:

• Calendar days. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect both the amount of revenues and expenses that we record during that period.

• Available days. We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric for the first time, in the second quarter and first half of 2009. We have determined to adjust the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

• Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues.

• Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have determined to adjust the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

• Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

• Bareboat Charter Rates. Under a bareboat charter party, all operating costs, voyage costs and cargo-related costs are covered by the charterer, who takes both the operational and the shipping market risk.

• TCE Revenues / TCE Rates. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

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

Voyage Revenues

Tanker segment

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil products or bulk cargo and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

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

Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage and operating costs are paid by the charterer. During 2009, we took delivery of six newbuilding product tankers all of which are on bareboat charters for a period between 7 and 10 years.

During 2007 and 2008, we also employed vessels in the spot market and we may do so again in the future depending on prevailing market conditions at the time our period charters expire. Such might be the case for one of our tankers, the time charter of which expires during 2010. Given the market conditions prevailing in the product tanker market as of the date of this annual report, we intend to seek to enter into period charters for periods ranging from one to three years at market rates. Nevertheless, if we are not able to secure such employment we might need to operate these vessels in the spot market.

In 2007, approximately 33% of our revenues in the tanker segment were derived from two charterers. These two charterers, Glencore and PDVSA, provided 23% and 10%, respectively, of our revenues in 2007. In 2008 and 2009, approximately 17% and 22%, respectively, of our total revenues was derived from one charterer, Glencore.

Drybulk segment

The factors affecting voyage revenues discussed also apply to the drybulk segment with the only difference being the different economics that apply in the global markets for oil versus the global market for dry products shipped in bulk.

As of the date of this annual report, four of our drybulk vessels were operating under time charters and one under a bareboat charter.

Revenues related to drybulk vessels include amortization of fair value of below market acquired time charter liability. However, relevant revenues are considered unallocated for the purposes of analyzing and reporting our results of operations in two segments: tanker segment and drybulk segment. Specifically, when vessels are acquired with period charters attached and the rates on such charters are below market on the acquisition date, we allocate the total cost between the vessel and the fair value of below market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached period charter is computed as the present value of the difference between the contractual amount to be received over the term of the period charter and management's estimates of the market period charter rate at the time of acquisition. The fair value of below market period charter is amortized over the remaining period of the period charter as an increase to revenues.

In November and December 2007 and February 2008, we acquired the drybulk vessels M/V Bertram, M/V Amalfi and M/V Papillon (ex Voc Gallant), respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43.3 million. Following the sale of the M/V Bertram, on April 16, 2008, the then unamortized fair value of its below market time charter of $16.1 million was written-off to the loss from the sale of the vessel. For the years ended December 31, 2008 and 2009, the amortization of the fair value of the time charter contracts totaled $21.8 million and $3.9 million, respectively. The fair value of the time charter contracts was fully amortized up to the second quarter of 2009.

In 2009, approximately 32% of our revenues in the drybulk segment were derived from two charterers. These two charterers, Hanjin and Cosco provided 18% and 14%, respectively, of our total revenues in 2009.

Voyage Expenses

Tanker segment

Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions. All these expenses, except commissions, are paid by the charterer under a time charter or bareboat charter contract. The amount of voyage expenses are mainly driven by the routes that the vessels travel, the amount of ports called on, the canals crossed and the price of bunker fuels paid. This category was less significant in 2009 when compared to 2008 since all our tanker vessels were either on time charters or bareboat charters, as compared to 2008 when up to 11 vessels operated in the spot market.

Drybulk segment

Our drybulk vessels are operating under time charter or bareboat charter contracts and hence voyage expenses primarily consist of commissions on the time charters.

Charter Hire Expenses

Tanker segment

Charter hire expenses consist of lease payments for vessels sold and leased-back during 2005 and 2006 for periods between five to seven years. After the termination of the last five lease agreements, during 2009, we are no longer obligated to pay lease payments (see "Item 4-Information on the Company-History and Development of the Company").

Drybulk segment

Not applicable.

Vessel Operating Expenses

Tanker and Drybulk segment

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses for vessels that we own and vessels that we lease under our operating leases. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. We analyze vessel operating expenses on a U.S. Dollar / per day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance which can be attributed to damages, regulatory compliance or market forces and can be quite significant, or factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew, may also cause these expenses to increase.

Dry-docking Costs

Tanker segment

Dry-docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material, the billing currency of the yard, the days the vessel is off hire in order to complete its survey and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. Please see "Item 18 – Financial Statements: Note 2 – Significant Accounting Policies." In the case of tankers, dry-docking costs may also be affected by new rules and regulations (see "Item 4 – Information on the Company – B. Business Overview – Environmental Regulations").

Drybulk segment
The above discussion for the Tanker Segment also applies to the drybulk segment. The effect of new rules and regulations on cost is lower in the drybulk segment due to the lower pollution risk this segment has as compared to tankers.

General and Administrative Expenses

Tanker and Drybulk segments

General and administrative expenses include the salaries and other related costs of senior management, directors and other on-shore employees, our office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, non cash stock compensation, corporate overhead and sub-manager fees. General and administrative expenses are Euro denominated except for some legal fees and are therefore affected by the conversion rate of the U.S. Dollar versus the Euro.

General and administrative expenses are allocated to different segments based on calendar days of vessels operated.

Interest and Finance Costs

Tanker and Drybulk segments

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. Interest expense is directly related with the repayment schedule of our loans, the prevailing LIBOR and the relevant margin.

Since the fourth quarter of 2008, however, lenders have required provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate which in all cases is higher than LIBOR. Additionally, as part of our discussions with banks with regards to loan covenant breaches, we have agreed to increase the margins to certain of our loans (see " – B. Liquidity and Capital Resources").

Inflation

Tanker and Drybulk segments

Inflation has not had a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates which affect those of our vessels that come out from their present period employment whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing, the financial and operational evaluation of such actions and depend on the overall state of the drybulk and tanker markets, the availability of relevant purchase candidates, and our general assessment of the prospects for the segments that we operate in.

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

In November and December 2007 and February 2008, we acquired the drybulk vessels M/V Bertram, M/V Amalfi and M/V Papillon (ex Voc Gallant), respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43.3 million. The fair value of the time charter contracts was fully amortized up to the second quarter of 2009.

During 2009, we did not acquire any vessels with existing period charter arrangements.

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	Charter rates and periods of charter hire for our tanker and drybulk vessels;

•	Utilization of our tanker and drybulk vessels (earnings efficiency);

•	levels of our tanker and drybulk vessels' operating expenses and dry-docking costs;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Results of operations for the fiscal years ended December 31, 2007, 2008 and 2009

The following table depicts changes in the results of operations for 2009 compared to 2008 and 2008 compared to 2007.

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
	($ in thousands)			$	%	$	%
Voyage Revenues	252,259	257,380	107,979	5,121	2.0%	(149,401)	-58.0%
Voyage expenses	59,414	38,656	3,372	(20,758)	-34.9%	(35,284)	-91.3%
Charter hire expense	94,118	53,684	10,827	(40,434)	-43.0%	(42,857)	-79.8%
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(15,610)	(18,707)	(7,799)	(3,097)	19.8%	10,908	-58.3%
Lease termination Expense	-	-	15,391	-	-	15,391	-
Vessel operating expenses	67,914	67,114	23,739	(800)	-1.2%	(43,375)	-64.6%
Dry-docking costs	25,094	10,036	4,602	(15,058)	-60.0%	(5,434)	-54.1%
Depreciation	27,408	32,664	31,585	5,256	19.2%	(1,079)	-3.3%
General and administrative expenses	25,000	31,388	23,835	6,388	25.6%	(7,553)	-24.1%
Gain on sale of vessels	(1,961)	(19,178)	-	(17,217)	878.0%	19,178	-100.0%
Impairment on vessels	-	-	36,638	-	-	36,638	-
Expenses	281,377	195,657	142,190	(85,720)	-30.5%	(53,467)	-27.3%
Operating (loss) income	(29,118)	61,723	(34,211)	90,841	-312.0%	(95,934)	-155.4%
Interest and finance costs	(19,518)	(25,764)	(13,969)	(6,246)	32.0%	11,795	-45.8%
Gain / (loss) on financial instruments	(3,704)	(12,024)	(2,081)	(8,320)	224.6%	9,943	-82.7%.
Interest income	3,248	1,831	235	(1,417)	-43.6%	(1,596)	-87.2%
Other, net	16	(127)	(170)	(143)	-893.8%	(43)	33.9%
Total other expenses, net	(19,958)	(36,084)	(15,985)	(16,126)	80.8%	20,099	-55.7%
Net (loss) Income	(49,076)	25,639	(50,196)	74,715	-152.2%	(75,835)	-295.8%

The table below presents the key measures of each of our segments for the each of the years 2007, 2008 and 2009 (also see "Item 18 — Financial Statements: Note 4 — Segment Reporting"). Please see "Item 3.A. — Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.

	12-months Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7	YEO9 v YEO8
	($ in thousands)%				%

TANKER FLEET**
Total number of vessels at end of period	20.0	7 0	8.0	-65.0%	14.3%
Average number of vessels	22.2	13.9	8.7	-37.3%	-37.4%
Total operating days for fleet under spot charters	2,312	1,035	0	-55.2%	-100.0%
Total operating days for fleet under time charters	4,679	3,322	1,420	-29.0%	-57.3%
Total operating days for fleet under bareboat charters	0	0	1,569	-	-
Average TCE ($/day)	27,134	29,786	15,468	9.8%	-48.1%

DRYBULK FLEET
Total number of vessels at end of period	3.0	5.0	5.0	66.7%	0.0%
Average number of vessels	0.2	4.9	5.0	2589.6%	2.5%
Total operating days for fleet under time charters	41	1,407	1,421	3331.7%	1.0%
Total operating days for fleet under bareboat charters	0	335	365		9.0%
Average TCE ($/day)*	42,463	38,547	30,493	-9.2%	-20.9%

TOTAL FLEET
Total number of vessels at end of period	23.0	12.0	13.0	-47.8%	8.3%
Average number of vessels	22.4	18.8	13.7	-16.1%	-27.0%
Total operating days for fleet under spot charters	2 ,312	1,035	0	-55.2%	-100.0%
Total operating days for fleet under time charters	4,720	4,729	2,841	0.2%	-39.9%
Total operating days for fleet under bareboat charters	0	335	1,934	-	477.3%
Average TCE ($/day)*	27,424	35,862	21,907	30.8%	-38.9%

* Amortization of Time Charter Fair Value is not included in the calculation of the Average TCE ($/day) of the drybulk fleet, but it is included in the total fleet consistent with our segment presentation.
** Includes owned and leased back vessels for 2007 and 2008.

Year On Year Comparison Of Operating Results

Revenues

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
Revenues by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	248,944	163,995	47,353	(84,949)	-34.1%	(116,642)	-71.1%
Drybulk Fleet	1,902	71,590	56,715	69,688	3663.9%	(14,875)	-20.8%
Unallocated	1,413	21,795	3,911	20,382	1442.5%	(17,884)	-82.1%
Consolidated Revenues	252,259	257,380	107,979	5,121	2.0%	(149,401)	-58.0%

Tanker segment

2009 Vs 2008

During 2009, tanker revenues decreased by $116.6 million or 71.1% compared to 2008. This was mainly due to the decrease in the average number of tanker vessels that we operated, from 13.9 in 2008 to 8.7 in 2009, as a result of our lease unwinding strategy, which resulted in the termination of six leases and the sale of seven owned vessels during 2008, and the termination of five leases during 2009. The decrease in the revenues relating to the vessels sold and leases terminated in 2008 amounted to $117.7 million. The decrease in the revenues relating to the leases terminated in 2009 amounted to $21.0 million. This decrease was partially offset by an increase in revenues in 2009, which amounted to $22.4 million related to the newbuilding vessels delivered during 2009.

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

Drybulk segment

2009 Vs 2008

During 2009, drybulk vessel revenues decreased by $14.9 million or 20.8% compared to 2008. This was mainly due to the lower rates achieved for vessels M/V Amalfi and M/V Astrale in 2009 and the fact that the vessel M/V Bertram was sold in 2008, and, therefore did not contribute to 2009 results.

2008 Vs 2007

During 2008, drybulk vessel revenues increased by $69.7 million or 3,663.9% compared to 2007. This was due to the fact that the drybulk fleet had its first full year of operation during 2008. Our first three drybulk vessels were delivered during the fourth quarter of 2007, and the remaining three during the first two quarters of 2008 (M/V Bertram which was delivered during 2007 was sold in 2008).

Unallocated revenues

This amount refers to the amortization of the fair value of the time charter contracts of the drybulk vessels M/V Bertram, M/V Amalfi and M/V Papillon (ex Voc Gallant). This amount is included in the total Revenues but is excluded from segment revenue to be consistent with the way management evaluates segment performance and allocates resources.

Expenses

1.	Voyage expenses

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
Voyage Expenses by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	59,253	34,215	1,118	(25,038)	-42.3%	(33,097)	-96.7%
Drybulk Fleet	161	4,441	2,254	4,280	2658.4%	(2,187)	-49.2%
Consolidated Voyage Expenses	59,414	38,656	3,372	(20,758)	-34.9%	(35,284)	-91.3%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

Tanker segment

2009 Vs 2008

During 2009, voyage expenses decreased by $33.1 million or 96.7% compared to 2008 mainly due to the decrease of the average number of our tanker vessels by 37.4% and the fact that during the year none of our vessels operated in the spot market. The decrease was a result of our lease unwinding strategy which resulted in the termination of six leases and the sale of seven owned vessels during 2008 and the termination of five leases during 2009. Voyage expenses incurred during 2009 relate entirely to charter commissions.

2008 Vs 2007

During 2008, voyage expenses decreased by $25.0 million or 42.3% compared to 2007 mainly due to the decrease of the average number of our tanker vessels by 37.3% and the decrease in operating days for vessels operating in the spot market by 55.2%. The decrease was a result of our lease unwinding strategy which resulted in the termination of six leases during 2008 and the sale of seven owned vessels. The decrease in the voyage expenses relating to the vessels sold in 2008 amounted to $ 22.7 million.

Drybulk segment

2009 Vs 2008

During 2009, voyage expenses decreased by $2.2 million or 49.2% compared to 2008 mainly due to a decrease in commissions on the time charters in the amount of $1.7 million, which mainly resulted from the decrease in revenues under time charters of the respective vessels.

2008 Vs 2007

We are unable to provide a meaningful year to year comparison due to the fact that our entrance into the drybulk sector began in the fourth quarter of 2007.

2.	Charter hire expenses

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
Charter Hire Expenses by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	94,118	53.684	10,827	(40,434)	-43.0%	(42,857)	-79.8%
Drybulk Fleet	-	-	-	-	-	-	-
Consolidated Charter Hire Expenses	94,118	53.684	10,827	(40,434)	-43.0%	(42,857)	-79.8%

Tanker segment

2009 Vs 2008

During 2009, charter hire expense decreased by $42.9 million or 79.8% compared to 2008. An amount of $30.5 was due to the termination of the six leases during 2008 and an amount of $12.4 million was due to the termination of the remaining five leases during the first half of 2009.

2008 Vs 2007

During 2008, charter hire expense decreased by $40.4 million or 43.0% compared to 2007. This was mainly due to the termination of six leases during 2008.

Drybulk segment

Not applicable.

3.	Lease Termination Expense

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
Lease Termination Expense by Segment	($ in thousands)			$	%	$	%
Tanker Fleet			15,391	-	-	15,391	-
Drybulk Fleet	-	-	-	-	-	-	-
Consolidated Lease Termination Expenses	-	-	15,391	-	-	15,391	-

Tanker segment

2009 Vs 2008

On June 24, 2009, we terminated the bareboat charters, initially entered into as part of the sale and leaseback deal in 2006, and redelivered the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11.8 million in termination fees and expenses. In addition to the termination fee and expenses, we also paid bareboat hire up to July 15, 2009 in the amount of $1.1 million. Furthermore, on July 3, 2009 we redelivered the M/T Relentless to its owners and paid a termination fee of $2.5 million as part of a termination agreement entered into on April 3, 2009 to terminate the bareboat charter initially entered into as part of the sale and leaseback deal in 2005.

Drybulk segment

Not applicable.

4.	Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
Amortization of Deferred Gain on Sale and Leaseback of Vessels by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	(15,610)	(18,707)	(7,799)	(3,097)	19.8%	10,908	-58.3%
Drybulk Fleet	-	-	-	-	-	-	-
Consolidated Amortization of Deferred Gain on Sale and Leaseback of Vessels	(15,610)	(18,707)	(7,799)	(3,097)	19.8%	10,908	-58.3%

Tanker segment

2009 Vs 2008

During 2009, amortization of deferred gain decreased by $10.9 million or 58.3% compared to 2008. During 2009, amortization of deferred gain on sale and leaseback of vessels included $14.1 million accelerated recognition of unamortized gain offset by the write off of $7.9 million of seller's credit, due to the termination of the remaining five leases. The 2009 amount also includes the annual deferred gain amortization of $1.6 million. During 2008, amortization of deferred gain on sale and leaseback of vessels included $4.4 million of annual amortization and $27.2 million of accelerated amortization representing unamortized gain resulting from the unwinding of six leases in 2008, offset by the $14.3 million of vessel sale related expenses.

2008 Vs 2007

During 2008, amortization of deferred gain was higher by $3.1 million or 19.8% compared to 2007 due to the unwinding of six leases in 2008 which resulted in the immediate recognition of the unamortized gain of $27.2 from the initial sale and leaseback transaction, offset by vessel sale related expenses of $14.3 million. The 2008 amount also includes the annual deferred gain amortization of $4.4 million, which is decreased due to the termination of seven leases in 2007 and the termination of six leases in 2008.   During 2007, the amount includes accelerated amortization of deferred gain for vessels M/T Restless, M/T Victorious and M/T Invincible of $8.3 million. The amount also includes $7.4 million scheduled amortization of deferred gain on sale and leaseback of the vessels.

Drybulk segment

Not applicable.

5.	Vessel Operating Expenses

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
Vessel Operating Expenses by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	67,225	56,272	15,032	(10,953)	-16.3%	(41,240)	-73.3%
Drybulk Fleet	689	10,842	8,707	10,153	1473.6%	(2,135)	-19.7%
Consolidated Vessel Operating Expenses	67,914	67,114	23,739	(800)	-1.2%	(43,375)	-64.6%

Vessel operating expenses include:

-	crew wages and related costs,
-	insurance,
-	repairs and maintenance,
-	spares and consumable stores,
-	tonnage taxes and VAT.

Vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet.

Tanker segment

2009 Vs 2008

During 2009, vessel operating expenses decreased by $41.2 million or 73.3% compared to 2008 mainly as a result of a 37.4% reduction in the average number of tanker vessels that we operated from 13.9 in 2008 to 8.7 in 2009.

On a daily basis, vessel operating expenses decreased in 2009 by $6,322 per day, or 57.2%, from 2008. The decrease was partly a result of lower crew wages and related costs during 2009 representing $2,091 per day, or 47.9%, compared to 2008. Crew wages decreased due to a change in the mix of our crew during the second half of 2009. More specifically, all of our Greek crew was replaced with other nationalities during the second half of 2009. During 2009, repairs and maintenance decreased by $2,414 per day, or 73.0%, from 2008, mainly as a result of a decrease in unplanned repairs due to damages of $1,116 per day and decreased costs related to other repairs and maintenance of $728 per day mainly resulting from the decrease in the average age and capacity of vessels. Also, during 2009, spares and consumable stores decreased by $1,225 per day, or 54.8% compared to 2008 as a result of the decreased repairs and maintenance. Finally, during 2009 the daily insurance cost decreased by $638 per day, or 52.4% compared to 2008 as a result of the decrease in the average number of vessels that we operated in 2009 relative to 2008, which offset the increased insurance premiums imposed.

2008 Vs 2007

During 2008, vessel operating expenses decreased overall by $11.0 million or 16.3% compared to 2007 mainly as a result of a 37.3% reduction in the average number of tanker vessels that we operated from 22.2 in 2007 to 13.9 in 2008.

On a daily basis, vessel operating expenses increased in 2008 by $2,755 per day, or 33.2%, from 2007. The increase was partly a result of higher crew wages and related costs which were higher during 2008 by $985 per day, or 29.1%, from 2007. Crew wages increased due to a change in the mix of our crew during the latter part of 2007. Other factors that lead to higher crew wages were the appreciation of the Euro in respect of the U.S. Dollar, indemnities paid to seafarers of ships sold and changeover costs related to a change of crewing sub-managers. Repairs and maintenance during 2008 increased by $1,012 per day or 44.1%, from 2007. Also, during 2008 the daily insurance cost increased by $458 per day, or 60.4%, from 2007 as a result of additional P&I insurance premiums imposed. Finally, spares and consumable stores increased by $280 per day, or 14.4%, during 2008 compared to 2007 as a result of the increased repairs and maintenance.

Drybulk segment

2009 Vs 2008

During 2009, vessel operating expenses decreased by $2.1 million or 19.7% compared to 2008.

On a daily basis, vessel operating expenses decreased in 2009 by $1,320 per day, or 21.7%, from 2008. The decrease was partly a result of lower crew wages and related costs which decreased in 2009 by $186 per day, or 7.5%, from 2008. During 2009, repairs and maintenance decreased by $841 per day, or 50.9%, from 2008, mainly as a result of the sale of M/V Bertram during the second half of 2008. Also, during 2009, spares and consumable stores decreased by $406 per day, or 27.6% compared to 2008, mainly due to the sale of M/V Bertram and the fact that 2008 was the first year of operation of the drybulk vessels, which was characterized by an increased need for spares and consumable stores. Finally, during 2009 the daily insurance cost increased by $77 per day, or 13.6%, from 2008 as a result of increased insurance premiums imposed.

2008 Vs 2007

During 2008, vessel operating expenses increased by $10.2 million or 1,473.6% compared to 2007. This is mainly a result of the increase in the average number of vessels that we operated in 2008 to 4.9 compared to 0.2 in 2007.

6.	Dry-docking costs

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
Dry-docking Costs by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	25,094	9,450	4,543	(15,644)	-62.3%	(4,907)	-51.9%
Drybulk Fleet	-	586	59	586	-	(527)	-89.9%
Consolidated Dry-docking Costs	25,094	10,036	4,602	(15,058)	-60.0%	(5,434)	-54.1%

Tanker segment

During 2009, dry-docking costs decreased 51.9% to $4.5 million. 2009 dry-docking costs mainly relate to the special surveys of two Handymax tankers that were completed in 2009.

During 2008, dry-docking costs decreased 62.3% to $9.4 million. 2008 dry-docking costs mainly relate to the special surveys of two Suezmax tankers and two Handymax tankers and the intermediate survey of one Suezmax tanker that was completed in 2008.

During 2007, dry-docking costs were $25 million. 2007 dry-docking costs mainly relate to the special surveys of three Suezmax tankers and three Handymax tankers that were completed in 2007.

Drybulk segment

During 2009, no drybulk vessels underwent any dry-docking.

During 2008, we completed the intermediate survey of one Panamax drybulk vessel.

7.	Vessel Depreciation

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
Vessel Depreciation by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	26,560	13,867	12,580	(12,693)	-47.8%	(1,287)	-9.3%
Drybulk Fleet	848	18,797	19,005	17,949	2116.6%	208	1.1%
Consolidated Vessel Depreciation	27,408	32,664	31,585	5,256	19.2%	(1,079)	-3.3%

Tanker segment

2009 Vs 2008

During 2009, vessel depreciation decreased by $1.3 million or 9.3% compared to 2008. This is due to a decrease of $9.5 million related to the seven owned Suezmax tankers that were sold during 2008, and an offsetting increase of $8.2 million related to the newbuilding vessels delivered during 2009.

2008 Vs 2007

During 2008, vessel depreciation decreased by $12.7 million or 47.8% compared to 2007 due to the sale of seven owned Suezmax tankers which decreased the number of owned vessels from nine as of December 31, 2007 to two as of December 31, 2008. As of December 31, 2008 our owned fleet consisted of two Handymax tankers.

Drybulk segment

2009 Vs 2008

During 2009, vessel depreciation increased by $0.2 million or 1.1% compared to 2008. This is due to the increase of $1.7 million related to M/V Papillon (ex. Voc Gallant), M/V Astrale and M/V Pepito that were operating for the full year in 2009, which is offset by the decrease of $1.5 million, related to the sale of the M/V Bertram during 2008.

2008 Vs 2007

Vessel depreciation during 2008 increased by $17.9 million, or 2,116.6%, from 2007, due to the acquisition of six drybulk vessels. Our first three drybulk vessels were delivered during the fourth quarter of 2007, and the remaining three during the first two quarters of 2008 including the M/V Bertram which was delivered during 2007 and then sold in 2008.

8.	General and Administrative Expenses

General and administrative expenses include the salaries and other related costs of senior management, directors and other on shore employees, our office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, corporate overhead and sub-manager fees. General and administrative expenses are allocated to either tanker or drybulk vessel segments based on the calendar days that the specific vessels were operating. The below analysis combines tanker and drybulk vessel segments.

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
General and Administrative Expenses by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	24,550	23,554	15,252	(996)	-4.1%	(8,302)	-35.2%
Drybulk Fleet	274	7,935	8,518	7,661	2796.0%	583	7.3%
Unallocated	176	(101)	65	(277)	-157.4%	166	-164.4%
Consolidated General and Administrative Expenses	25,000	31,388	23,835	6,388	25.6%	(7,553)	-24.1%

2009 Vs 2008

During 2009, our general and administrative expenses decreased by $7.6 million or 24.1%, compared to 2008. This decrease was attributed primarily to a decrease in salaries and related costs of $3.6 million during 2009 due to a decrease in the average number of employees from 92 in 2008 to 59 in 2009.  Also, during 2009, stock based compensation expense decreased by $1.6 million from $5.1 million in 2008 to $3.5 million in 2009, mainly related to the difference in grant date fair value of awards granted to the senior management and directors, offset by the accelerated vesting due to board member resignations in 2009 (See "Item 6 – Directors, Senior Management and Employees – Compensation"). Finally, during 2009, our audit expenses decreased by $1.5 million from 2008.

2008 Vs 2007

During 2008, our general and administrative expenses increased by $6.4 million or 25.6%, compared to 2007. This increase was attributed primarily to an increase in stock based compensation expense of $4.2 million, from $0.9 million in 2007 to $5.1 million in 2008, granted to the senior management and directors pursuant to our equity incentive plan (See "Item 6 – Directors, Senior Management and Employees – Compensation"). Additionally, salaries and related costs increased by $2.6 million during 2008 as a result of the shift of technical management from sub managers to TOP Tanker Management which began during the last two quarters of 2007 but affected salaries mainly during 2008. The increase in salaries during 2008 is also attributed to severance payments relating to layoffs relevant to the tanker segment due to sale of tanker vessels or unwinding of leases and also to the increase in employees supporting the drybulk segment which we entered in late 2007 but which affected our results mainly in 2008. Also, during 2008, our audit fees were higher by $0.7 million compared to 2007. Finally, general and administrative expenses are Euro denominated except for certain legal fees and during 2008, the Euro/U.S. Dollar exchange rate was the highest ever recorded reaching almost $1.6 to 1 Euro during the summer of 2008. During 2008, the average exchange rate was $1.4709 to 1 Euro. During 2007, the average exchange rate was $1.3708 to 1 Euro.

9.	Gain on sale of vessels

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
Gain on Sale of Vessels by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	(1,961)	(21,347)	-	(19,386)	988.6%	21,347	-100.0%
Drybulk Fleet	-	2,169	-	2,169	-	(2,169)	-100.0%
Consolidated Gain on Sale of Vessels	(1,961)	(19,178)	-	(17,217)	878.0%	(19,178)	-100.0%

Tanker segment
During 2009, we did not sell any tanker vessels.

During 2008 we recognized a total gain of $19.4 million from the sale of M/T Edgeless, M/T Ellen P, M/T Limitless and M/T Endless, a gain of $1.8 from the sale of M/T Stormless, and a gain of $0.6 from the sale of M/T Noiseless.

During 2007, we realized a gain of $2.0 million from the sale of M/T Errorless.

Drybulk segment
During 2009, we did not sell any drybulk vessels.

During 2008 we recognized a loss of $2.2 million from the sale of M/V Bertram in April 2008.

10.	Interest and Finance Costs

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
Interest and Finance Costs by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	(17,464)	(11,888)	(7,692)	5,576	-31.9%	4,196	-35.3%
Drybulk Fleet	(2,054)	(13,876)	(5,519)	(11,822)	575.6%	8,357	-60.2%
Unallocated			(758)	-	-	(758)	-
Consolidated Interest and Finance Costs	(19,518)	(25,764)	(13,969)	(6,246)	32.0%	11,795	-45.8%

Tanker segment

2009 Vs 2008

During 2009, interest and finance costs decreased by $4.2 million or 35.3% compared to 2008. The decrease is mainly due to the loan prepayment of $97.7 million associated with the sale of tanker vessels M/T Edgeless, M/T Ellen P and M/T Stormless in 2008, which resulted in a decrease of $3.8 million in loan interest expenses and the loan prepayment of $100.1 million associated with the sale of tanker vessels M/T Noiseless, M/T Limitless, M/T Endless and M/T Stainless in 2008, which resulted in a decrease of $3.1 million in loan interest expenses. These decreases were partially offset by an increase of $4.5 million in loan interest expenses relating to the financing of newbuilding vessels.

Also, during 2009, there was a decrease in amortization of finance fees in a net amount of $1.2 million. This decrease relates to a decrease in finance fees associated with vessels sold during 2008 and a decrease related to the loan associated with vessels M/T Dauntless and M/T Ioannis P. During 2008, relevant amortization for this loan was accelerated due to restructuring. Finally, these decreases were offset by an increase during 2009 related to finance fees of newbuilding vessels.

 2008 Vs 2007

During 2008, interest and finance costs decreased by $5.6 million or 31.9% compared to 2007. The decrease is mainly due to the loan prepayment of $28.2 million in January 2008, associated with the sale of tanker vessel M/T Noiseless, the loan prepayment of $108.7 million in September 2008 associated with the sale of tanker vessels M/T Limitless, M/T Endless, M/T Ellen P, and M/T Stainless, the loan prepayment of $31.7 million in July 2008 associated with the sale of tanker vessel M/T Edgeless and the loan prepayment of $29.2 million in June 2008 associated with the sale of tanker vessel M/T Stormless and the fact that the average interest rate as of December 31, 2008 was 4.54% compared to 6.12% at December 12, 2007.

Drybulk segment

2009 Vs 2008

During 2009, interest and finance costs decreased by $8.4 million or 60.2% compared to 2008. The decrease is mainly due to (i) decrease in LIBOR rates, associated with the loans of M/T Astrale, M/T Pepito, M/T Cyclades, M/T Papillon (ex Voc Gallant) and M/T Amalfi, which reduced interest and finance costs by $4.6 million, (ii) lower average interest rate as of December 31, 2009 of 3.30% compared to 4.54% as of December 31, 2008, and (iii) a decrease in interest and finance costs of $0.7 million relating to vessel Bertram which was sold during 2008. In addition, an amount of $1.2 million was charged as interest in 2008 related to the drybulk vessel M/V Astrale's capital lease entered into in February 2008 for two months before the vessel was acquired. Finally, there was a decrease in amortization of finance fees of vessel M/V Amalfi of an amount of $2.0 million. This decrease is mainly related to decrease in finance fees which were higher in 2008 due to write-off, as a result of amendments of loan terms.

2008 Vs 2007

During 2008, interest and finance costs increased by $11.8 million or 575.6% compared to 2007. Specifically, during 2008 we drew down $133.1 million in order to finance the acquisition of three drybulk vessels of which $42.0 million was repaid in April 2008 following the sale of M/V Bertram.

In addition, an amount of $1.2 million was charged as interest in 2008 related to the drybulk vessel M/V Astrale's capital lease entered into in February 2008 for two months before the vessel was acquired.

Other Income or Expenses Not Allocated to Segments

Our management does not review the gain / (loss) on financial instruments and interest income by segment.

11.	Gain / (loss) on financial instruments

	Year Ended December 31,			change
	2007	2008	2009	YEO8 v YEO7		YEO9 v YEO8
Gain / (loss) on Financial Instruments	($ in thousands)			$	%	$	%
Fair value change on financial instruments	(4,904)	(10,650)	2,635	(5,746)	117.2%	13,285	-124.7%
Swap Interest	1,200	(1,374)	(4,716)	(2,574)	-214.5%	(3,342)	243.2%
Total Gain / (loss) on Financial Instruments	(3,704)	(12,024)	(2,081)	(8,320)	224.6%	9,943	-82.7%

2009 Vs 2008

During 2009, fair value change in financial instruments decreased by $13.3 million or 124.7% compared to 2008.  During 2009, the fair value of our swaps increased by $19.0 million in due to more favorable valuations of our swap contracts as a result of an expectation of higher LIBOR rates in the future, as evidenced by forward rates. This positive change was partly set-off by the decrease relating to the gain of $5.6 million as a result of the termination of a derivative product in the fourth quarter of 2008. (See "Item 11 – Quantitative and Qualitative Disclosures About Market Risk").

During 2009, swap interest increased by $3.3 million or 243.2% compared to 2008, mainly due to decreased LIBOR rates.

2008 Vs 2007

During 2008, fair value change in financial instruments increased by $5.7 million or 117.2% compared to 2007.  During 2008, we had a negative change in the fair value of our swaps due to adverse fluctuations of interest rate parameters. This negative change was partly set-off by the gain of $5.6 million as a result of the termination of a derivative product in the fourth quarter of 2008. Additionally, during 2008 we entered into several new swap agreements in order to hedge our exposure related to the loans for our drybulk vessels.  (See "Item 11 – Quantitative and Qualitative Disclosures About Market Risk").

During 2008, swap interest changed by $2.6 million to $1.4 million additional interest expense from $1.2 million interest income in 2007. This was a result of the falling interest rates which declined significantly during the last two quarters of 2008, and negatively affected interest income from our swaps.

12.	Interest Income

2009 Vs 2008

During 2009, interest income decreased by 87.2% to $0.2 million from $1.8 million during 2009. This decrease is mainly due to the decrease in the amounts kept under time deposits and relevant interest rates.

2008 Vs 2007

During 2008, interest income decreased by 43.6% to $1.8 million from $3.2 million during 2007. This decrease is mainly due to the decrease in the amounts kept under time deposits and relevant interest rates.

B.           Liquidity and Capital Resources

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities.

In December 2007 and April 2008 we raised a total of $120.0 million of equity capital to fund our diversification into the drybulk sector and our newbuilding program. Additionally, during 2008 we sold seven owned Suezmax tankers and one owned Panamax drybulk vessel for an aggregate sale price of $380.5 million.

We also completed the refinancing of our six newbuilding product tankers in 2008 and chartered all six vessels with three major charterers at fixed rates for periods that range between seven and ten years. These charters are on a bareboat basis, which not only reduces our long-term market risk relating to the vessels, but also eliminates our operational risk for that period.

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

As of December 31, 2009, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $404.3 million, excluding unamortized financing fees of $5.2 million, maturing from 2010 through 2019.

As of December 31, 2009, our cash balances amounted to $22.2 million all of which is classified as restricted as a result of being pledged, blocked, held as cash collateral, or required to be maintained by the Company as an overall cash position as part of loan agreements.  Of such amount, $18.8 million is inaccessible to the Company as a result of being pledged, blocked or held as cash collateral. The remaining $3.4 million is restricted solely as a result of our overall cash position not meeting the targets set by the loan covenants.  While restricted under the loan agreements, this amount is accessible by the Company and is being used for working capital purposes.

Breach of Loan Covenants

As of December 31, 2009, we were in breach of loan covenants relating to EBITDA, our overall cash position (minimum liquidity covenants), adjusted net worth, the net asset value and the asset cover of our product tankers with certain banks.  As a result of these covenant breaches with our banks, we have classified all of our debt as current as discussed in Note 12 to our consolidated financial statements included in this annual report (See also below under "Working Capital Requirements and Sources of Capital").

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

We do not expect that cash generated from the operations of the vessels owned or operated by the Company will be sufficient to repay the existing total balance of loans if such debt is accelerated by the lenders.

 For details of credit facilities as of December 31, 2009 and discussion regarding waivers see "Item 5.F. – Tabular Disclosure of Contractual Obligations – Long Term Debt".

Working Capital Requirements and Sources of Capital

As of December 31, 2009, we had a working capital deficit (current assets less current liabilities) of $424.2 million assuming acceleration of our debt and financial instruments by our lenders.  This working capital deficit consisted of the following (figures in millions):

Total current assets	$3.8

Current portion of debt	$47.9

Current portion of debt (previously categorized as long term)	$351.2

Other current liabilities	$15.1

Current portion of financial instruments	$3.9

Current portion of financial instruments (previously categorized as long term)	$9.9

Total current liabilities (assuming acceleration of our debt and financial instruments by our lenders)	$428.0

Working capital deficit	$424.2

Other capital requirements for the coming 12 months:

Lease payments	$2.1

Cash shortfall (Working capital deficit plus other capital requirements assuming acceleration of our debt and financial instruments by our lenders)	$426.3

Less: Restricted cash (To be used against debt repayment assuming acceleration of our debt and financial instruments by our lenders)	$22.2

Adjusted Cash shortfall	$404.1

We believe that we will be able to make loan installments and accumulated or accrued interest payments as they fall due under the existing senior credit facilities and, therefore, our lenders will not demand payment of the loans before their maturity, due to covenant breaches. Under this assumption, our material capital requirements in the coming 12 months are as follows (figures in millions):

Debt (excluding debt portion due after 12 months characterized as current)	$47.9

Interest payments	$16.0

Operating leases	$2.1

Total requirements:	$66.0

Based on our projections for 2010, we expect that cash generated from operations will amount to $52.2 million, leaving a shortfall of $13.8 million. If we include the amount of $3.4 million which is restricted solely as a result of our overall cash position not meeting the targets set by the loan covenants, as mentioned previously, the projected cash shortfall amounts to $10.4 million. We may not meet our cash flow projections.  Please see "Risk Factors" for factors which may have an adverse effect on our results of operation.

We have been in discussions with DVB in order to defer part or the whole of the bridge loan, which as of December 31, 2009 amounted to $11.2 million, due to be repaid on July 30, 2010, which would enable us to meet our liquidity requirements for 2010. In addition to DVB, we are also in discussions with various other financiers that can refinance part or all of the bridge loan.  If we are unable to extend or refinance the bridge loan, we will consider whether a sale of an asset is required. The sale and purchase market has been very liquid as of the date of this annual report, and we expect that it will continue to be so in the foreseeable future. Given the high quality of assets and charters that we have in our portfolio, the sale of a vessel provides us with a realistic alternative to the extension or refinancing of the bridge loan.

  Cash Flow Information

Cash and cash equivalents decreased by $46.2 million to $0.0 as of December 31, 2009 compared to $46.2 million as of December 31, 2008. The decrease resulted primarily from the amounts paid as advances for vessels under construction for our six newbuilding product tankers, delivered in 2009. All our cash is restricted due to minimum liquidity covenant requirements. An amount of $3.4 million is available for working capital purposes as it is not pledged, blocked or used as part of collateral.

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES-decreased 44.49% for 2009 to $6.6 million compared to $11.8 million for 2008. This decrease was attributed to the overall decrease in operating income by $95.9 million, or 155.4%, which resulted in a $34.2 million operating loss for 2009, compared to an operating income of $61.7 million for 2008. The operating loss for 2009 includes net expenses of $12.2 million, relating to the termination of leases and the impairment charge of $36.6 million. The remainder of the decrease is mainly a result of the decrease in revenues relating to the decrease in the average number of tanker vessels that we operated, from 13.9 in 2008 to 8.7 in 2009, the lower rates achieved for vessels M/V Amalfi and M/V Astrale in 2009 and the fact that vessel M/V Bertram was sold in 2008, and, therefore, did not contribute to 2009 results, partly offset by a related decrease in expenses. For 2008, net cash provided by operating activities amounted $11.8 million compared to net cash used in operating activities of ($11.3) million for 2007. This increase was attributed to the overall increase in operating income of $90.8 million, or 312.0%, to $61.7 million for 2008 compared to an operating loss of $29.1 million for 2007.  Improved operating results during 2008 were mainly due to the termination of six leases together with the delivery of our drybulk vessels, which were deployed on time charters at above-market rates.

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES-net cash used in investing activities for 2009 was $104.4 million, mainly due to $136.7 million relating to advances for our six newbuilding product tankers (representing payment of the third installment for one vessel, the fourth installment for four vessels and the delivery installment for six vessels in an aggregate amount of $133.3 million and capitalized interest and expenses of $3.4 million). Net cash from investing activities was $30.3 million mainly relating to a decrease in restricted cash of $20 million due to the termination of sale and leaseback transactions and a decrease of $4.8 million relating to the change in the minimum liquidity of our revolving credit facility with Royal Bank of Scotland, or RBS. For 2008, we had net cash from investing activities of $58.6 million, mainly due to net proceeds from the sale of vessels totaling $338.1 million. Specifically, during 2008 we sold seven owned Suezmax tankers and one owned Panamax drybulk vessel.  Also, during 2008, we invested $118.1 million upon delivery of two of our drybulk vessels (representing payment of the remaining purchase price of $115.6 million and capitalized expenses of $2.5 million) and $114.3 as advances for vessels under construction for our six newbuilding product tankers (representing payment of the second installment for all vessels, the third installment for five vessels and the fourth installment for two vessels in an aggregate amount of $109.2 million and capitalized interest and expenses of $5.1 million).

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES-net cash from financing activities for 2009 was $51.6 million, consisting of $111.7 of new bank loans relating to installments of our six newbuildings and the issuance of 2,230,000 shares of common stock under the SEDA with YA Global, with total net proceeds, after commissions, in the amount of $2.6 million. These inflows were offset by total loan repayments of $54.3 million. For 2008, net cash used in financing activities was $50.2 million, consisting of total loan repayments of $368.6 million relating to sold vessels offset by the draw down of $271.2 of new bank loans relating to the purchase of drybulk vessels and installments of newbuildings and the private placement of 7.3 million unregistered shares of common stock for aggregate proceeds of approximately $51.0 million.

C.           Research and Development, Patents and Licenses, etc.

Not applicable.

D.           Trend Information

For industry trends refer to industry disclosure under "Item 4 - Business Overview." For company-specific trends refer to "Item 5. Operating and Financial Review and Prospects – Operating Results."

E.	Off Balance Sheet Arrangements

None

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2009:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) (i) Long term debtA	$404.3	$404.3
(ii) InterestB	$16.0	$16.0
(2) Operating leasesC	$17.4	$2.1	$2.1	$2.1	$11.1
Total	$437.7	$422.4	$2.1	$2.1	$11.1

A.
Relates to the outstanding balance as of December 31, 2009, consisting of 1(a) (50.8 million), 1(b) (i) ($46.9 million), 1(b) (ii) ($100.5 million), 1(c) (i) ($28.0 million), 1(c) (ii) ($70.0 million), 1(d) (i) ($28.0 million), 1(d) (ii) ($37.2 million), 1(e) ($40.0 million) and 1(f) ($2.9 million), discussed below.

B.
Interest payments are calculated using the Company's average going interest rate of 3.96%, as of December 31, 2009, which takes into account additional interest expense from interest rate swaps, applied on the amortized long term debt as presented in the table above.

C.	Relates to the minimum rentals payable for the office space.

(1) Long Term Debt:

(a) RBS Revolving Credit Facility:

As of December 31, 2009 the outstanding amount under the RBS revolving credit facility was $50.8 million payable in fifteen consecutive quarterly installments as follows: (i) six installments of $1.0 million, starting in February, 2010; (ii) nine installments of $1.6 million; and (iii) a balloon payment of $29.6 million payable together with the last installment in August 2013. Furthermore, on March 31, 2010 the Borrower repaid the sum of $0.8 million, according to the repayment schedule.

Additional terms and conditions of the RBS credit facility are as follows:

During 2007, the interest rate on the RBS credit facility was 85 basis points over LIBOR. From March 26, 2008, the interest rate was adjusted to 125 basis points over LIBOR. On July 31, 2009, the Company amended the loan with RBS and adjusted the margin to 2.5%. The RBS credit facility is collateralized by a first priority mortgage on each of the M/T Ioannis P and M/T Dauntless as of December 31, 2009.

The RBS credit facility contains, among other things, various financial covenants, including (i) security value maintenance whereby the market value of the mortgaged vessels and the market value of any additional security is required to be greater than or equal to 130% of the outstanding loan and the fair value of outstanding swaps. The minimum security cover is waived for a period until not later than March 31, 2010, (ii) market value adjusted net worth required to be greater than or equal to $250.0 million and greater than 35% of total assets, (iii) EBITDA required to be greater than 120% of fixed charges (excluding one off lease termination fees paid in June and July 2009 for the termination of the remaining 5 leased vessels), (iv) minimum liquid funds of $15.0 million overall and the higher of $5.0 million or $0.4 million per vessel unencumbered (i.e. not blocked specifically as security for obligations) and (v) a minimum balance of $0.1 million per vessel to be maintained in the operating accounts.

Furthermore, the facility includes a cash sweep mechanism whereby 75% of any surplus cash on each repayment date, earned by M/T Ioannis P and M/T Dauntless will be applied in the inverse order of maturity to the amount outstanding under the loan agreement. Surplus cash is defined as net earnings less: (i) aggregate operating expenses and general and administrative expenses capped at $10,500 per day, (ii) scheduled capital repayments and (iii) loan interest and swap interest payments.

The RBS credit facility also contains general covenants that require us to maintain adequate insurance coverage and obtain the bank's consent before we incur new indebtedness that is secured by the vessels mortgaged thereunder. In addition, the RBS credit facility prohibits us, without the lender's consent, from appointing a Chief Executive Officer, or CEO, other than Mr. Evangelos Pistiolis and requires that the vessels mortgaged thereunder be managed by TOP Tanker Management, which will subcontract the technical management of the mortgaged vessels to V. Ships Management Limited, Hanseatic Shipping Company Ltd., and any other company acceptable to the lender. We are permitted to pay dividends under the RBS credit facility so long as we are not in default of a loan covenant. Finally, the RBS credit facility contains a cross-default provision.

Covenant Breaches and Waivers

As of December 31, 2009, we were not in compliance with the security value maintenance covenant, for which we have received a waiver until March 31, 2010, the EBITDA covenant and the minimum liquid funds covenant. We are currently in discussions with the bank regarding these breaches.

As of December 31, 2009, we had two interest rate swaps with RBS.  For a full description of our interest rate swap agreements, see "Item 11 – Quantitative and Qualitative Disclosures about Market Risk".

(b) HSH Credit Facilities:

(i) Loan of an initial amount of $95.0 million: As of December 31, 2009, we had a secured term loan outstanding of $46.9 million, which was ultimately part of a $95.0 million secured term loan available to partially finance the acquisition cost of the M/V Bertram, M/V Amalfi and the M/V Papillon (ex Voc Gallant).

M/V Bertram: A loan of $28.1 million was drawn down on November 9, 2007 (originally amounted to $29.6 million).  In December 2007, $1.5 million was prepaid from the net proceeds of the equity offering. Following the sale of the vessel in April 2008, the then outstanding loan of $26.5 million was fully repaid.

M/V Amalfi: A loan of $28.7 million was drawn down on December 27, 2007 (originally amounted to $30.3 million).  In December 2007, $1.6 million was prepaid on this loan from the net proceeds of the equity offering. As of December 31, 2009 the outstanding amount was $22.6 million, payable in 20 consecutive quarterly installments of approximately $0.53 million, starting in March 2010, and a balloon payment of $11.9 million payable together with the last installment in December 2014.

M/V Papillon (ex Voc Gallant): On February 1, 2008, following the delivery of the vessel, a loan of $33.2 million, net of a prepayment of $1.9 million, was drawn down (originally amounted to $35.1 million). As of December 31, 2009 the outstanding amount was $24.3 million, payable in 21 consecutive quarterly installments as follows: (i) one installment of $0.85 million, starting in February 2010; (ii) twenty installments of $0.50 million; and (iii) a balloon payment of $13.4 million payable together with the last installment in February 2015.

The credit facility bears interest at LIBOR plus a margin. Until March 27, 2008 the margin was 100 basis points over LIBOR. From March 28, 2008 until March 24, 2009 the margin was adjusted to 135 basis points over LIBOR as a result of the waiver received for our breach of the EBITDA covenant during 2008. According to the amendment of the loan agreement dated May, 11, 2009, from March 24, 2009 until March 31, 2010, the margin was set at 250 basis points over LIBOR. As of the date of this annual report, due to covenant breaches, the margin has not been reset to the initial loan agreement levels and it continues being 250 basis points over LIBOR. Once covenant breaches have been rectified, the margin will be reset to the initial loan agreement levels, i.e. 100 basis points per annum while each of the related vessels are employed under time charter party agreements acceptable to the Agent for periods of at least twelve months and 112.5 basis points per annum at all other times.

The facility contains, among other things, various financial covenants, including (i) at any time after March 31, 2010 asset maintenance whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of outstanding swaps. As per the initial loan agreement the minimum required percentage had been set at 130% for the first four years up to November 2011 and 135% from then on until maturity, (ii) market value adjusted net worth required to be greater than or equal to $125.0 up to March 31, 2010 and $250.0 million, thereafter and greater than or equal to 15% up to March 31, 2010, and 35% of total assets, thereafter, (iii) beginning on March 31, 2010 and at all times thereafter, EBITDA required to be greater than 120% of fixed charges (dry-docking costs are considered extraordinary items in the calculation up to March 31, 2010 only), and (iv) minimum liquid funds of $25.0 million until March 31, 2010 inclusive of all pledged deposits and cash held with all banks and afterwards minimum liquid funds of $25.0 million or $0.5 million per group vessel.

Furthermore, the facility provides for a cash pledge in the amount of $4.8 million as of December 31, 2009 (originally amounted to $6.5 million), which is applied against future installments starting from February 2010; 50% pro rata against the eight installments starting from February 2010, and 50% pro rata against all remaining installments of the facility including the balloon payment. This cash pledge amounts to $3.8 million as of the date of this annual report.

 (ii) Loan of an initial amount of $121.3 million: As of December 31, 2009, we had a secured term loan outstanding of $100.5 million, which is part of a $121.3 million loan that was concluded to partially finance the construction cost of the newbuilding product tankers S-1025, S-1029 and S-1031, all delivered in 2009.

M/T Miss Marilena (S-1025): As of December 31, 2009, the outstanding amount was $38.3 million out of a total of $40.1 million, of which $16.5 million was drawn down in October 2008, $6.6 million was drawn down in November 2008 and $17.0 million was drawn down in February 2009. The loan is repayable in 37 consecutive quarterly installments, as follows: (i) five installments of $0.60 million, starting in February 2010; (ii) 12 installments of $0.70 million, (iii) 20 installments of $0.75 million; and (iv) a balloon payment of $11.9 million payable together with the last installment in February 2019.

M/T Tyrrhenian Wave (S-1029): As of December 31, 2009, the outstanding amount was $28.0 million out of a total of $29.3 million, out of which $16.7 million was drawn down in October 2008, $6.7 million was drawn down in January 2009 and $5.9 million was drawn down in March 2009. The loan is repayable in 37 consecutive quarterly installments, as follows: (i) five installments of $0.43 million, starting in March, 2010; (ii) 12 installments of $0.51 million, (iii) 20 installments of 0.54 million; and (iv) a balloon payment of $8.9 million payable together with the last installment in March 2019.

M/T Britto (S-1031): As of December 31, 2009, the outstanding amount was $34.2 million out of a total of $35.2 million, out of which $10.0 million was drawn down in October 2008, $6.7 million was drawn down in November 2008 $6.7 million was drawn down in February 2009 and $11.8 million was drawn down in May 2009. The loan is repayable in 38 consecutive quarterly installments, as follows: (i) six installments of $0.52 million, starting in February 2010; (ii) 12 installments of $0.61 million; (iii) 20 installments of $0.65 million; and (iv) a balloon payment of $10.8 million payable together with the last installment in May 2019.

The credit facility bears interest at LIBOR plus a margin. Until March 24, 2009 the margin was 175 basis points over LIBOR. According to the amendment of the loan agreement dated May, 11, 2009, from March 24, 2009 until March 31, 2010, the margin was set at 200 basis points over LIBOR. As of the date of this annual report, due to covenant breaches, the margin has not been reset to the initial loan agreement levels and it continues being 200 basis points over LIBOR. Once covenant breaches have been rectified, the margin will be reset to the initial loan agreement levels, i.e. 175 basis points per annum until maturity of the loan while each of the related vessels are employed under time charter party agreements acceptable to the Agent for periods of at least twelve months and 112.5 basis points per annum at all other times.

The credit facility contains a provision whereby the bank may chose to use an alternative base interest rate in case it believes that the LIBOR is not representative of its funding cost. HSH has been using cost of funds instead of LIBOR as this cost of funds is determined by KLIEM, a broker.

The facility contains, among other things, various financial covenants, including (i) asset maintenance whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of outstanding swaps. The minimum required percentage has been set at 125% until March 31, 2010, at 120% from April 1, 2010 until the fourth anniversary of this Credit Facility Agreement (October 2012) and at 125% at all times thereafter, (ii) market value adjusted net worth required to be greater than or equal to $125.0 million up to March 31, 2010 and $250.0 million thereafter, and greater than or equal to 15% up to March 31 2010, and 35% of total assets thereafter and (iii) beginning on March 31 2010 and at all times thereafter, EBITDA required to be greater than 120% of fixed charges (dry-docking costs are considered extraordinary items in the calculation up to March 31, 2010 only), and (iv) minimum liquid funds of $25.0 million until March 31, 2010, inclusive of all pledged deposits and cash held with all banks and afterwards minimum liquid funds of $25.0 million or $0.5 million per group vessel.

In addition, the HSH credit facilities require that the mortgaged vessels be managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V. Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender. In addition, it prohibits the three borrowers, which are our subsidiaries, from declaring or paying any dividends or making any distributions to TOP SHIPS INC. in excess of 70% of their net income and full dividend restriction or other distributions (other than the Guarantor's stock incentive plan for its employees) for TOP SHIPS INC. (as Corporate Guarantor) so long as the ratio of EBITDA to Fixed Charges is below 120% or the Fair Market Value of the Vessels is below 140% of the outstanding loan and the cost of terminating any Interest Rate SWAP Agreement. The facility also does not permit any distribution of capital or assets and permits investments relating to any share buy-back or similar actions only up to an amount of $5.0 million. In the case of sale of vessels financed by HSH, 100% of the sale proceeds following debt repayment are to be applied towards full covenant compliance; in the case of sale of vessels not financed by HSH, following debt repayment HSH is to be allocated an amount of the remaining sale proceeds equal to the proportion of total HSH outstanding loans over our total indebtedness; and in the case of a successful equity offering, HSH is to be allocated an amount (on the basis of 50% of offering proceeds) equal to the proportion of total HSH outstanding loans over TOP SHIPS INC. consolidated indebtedness. Our cash deposits, in addition to the pledged amounts, are required to be at least equal to $3.75 million (i.e. $0.75 million per vessel). Finally, the facilities contain a cross-default provision and are cross collateralized.

Covenant Breaches and Waivers

In relation to both of the above facilities, as of December 31, 2009, we were not in compliance with the asset maintenance and the EBITDA covenant, for which we have received a waiver until March 31, 2010. Furthermore, we were not in compliance with the adjusted net worth and the minimum liquid funds covenants. Both facilities provide that a default rate of two percent (2%) on top of the initially agreed margin shall apply for as long as there is an event of default such as covenant breaches. As of the date of this annual report, HSH has not imposed such a rate on any of the two facilities. We are currently in discussions with the bank regarding covenant breaches.

As of December 31, 2009, we had seven interest rate swaps with HSH. For a full description of our interest rate swap agreements, see "Item 11 – Quantitative and Qualitative Disclosures about Market Risk".

 (c) DVB Credit Facilities:

(i) M/V Astrale: As of December 31, 2009, the outstanding amount was $28.0 million, payable in 23 consecutive quarterly installments as follows: (i) two installments of $0.35 million, starting in April 2010, (ii) twenty one installments of $0.7 million; and (iii) a balloon payment of $12.6 million, payable together with the last installment in October 2015. The loan of $48.0 million was drawn down in April, 2008 to partially finance the acquisition cost of the drybulk vessel Astrale.

The facility bears interest at LIBOR plus a margin. The margin has been agreed at 175 basis points per annum for the period commencing on the date of the drawdown and ending on, but not including, the first anniversary of the Actual Drawdown Date, and 150 basis points annum thereafter. The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. DVB has been using cost of funds instead of LIBOR as this cost of funds is determined by KLIEM, a broker.

The facility contains, among other things, various financial covenants including (i) asset maintenance whereby the fair market value of the mortgaged vessels under the drybulk and the product tanker financing and of any additional security is required to be greater than or equal to 100% until March 31, 2010, 105% until March 31, 2011, 110% until March 31, 2012 and 120% thereafter of the outstanding loan (excluding Top Up Loan) and the fair value of the outstanding swaps, (ii) a Net Asset Value that is required to be greater than $125.0 million, calculated on an annual basis, which was amended to $0 up to March 31, 2010, (iii) Stockholder's equity required to be greater than $100.0 million and (iv) minimum cash balances of $5.0 million unencumbered up to September, 30, 2010 and thereafter $25.0 million or $0.5 million per vessel ($0.25 million per vessel as cash in hand may be included).

Furthermore, the facility includes a cash sweep mechanism for the period commencing after the end of April 2010 until the maturity of the loan agreement, whereby 60% of any excess cash earned by the M/V Astrale will be applied in the inverse order of maturity to the amount outstanding under the loan agreement. Excess cash is defined as net earnings less: (i) aggregate operating expenses and general and administrative expenses capped at $10,000 per day as adjusted for an annual increase of 3%, (ii) scheduled installment repayments and (iii) interest costs. The cash sweep mechanism will cease to apply in the event the ratio of the vessel's charter free fair market value over the outstanding loan is equal or greater than 140% for a period of more than 3 consecutive months.

(ii) Loan of an initial amount of $80.0 million: As of December 31, 2009, we had a secured term loan outstanding of $70.0 million, which is part of an $80.0 million loan that was concluded to partially finance the construction cost of the newbuilding product tankers S-1027 and S-1033 all of which were delivered in 2009.

M/T Ionian Wave (S-1027): As of December 31, 2009, the outstanding amount was $32.7 million out of a total of $33.8 million, out of which $16.7 million was drawn down in October 2008, $6.7 million was drawn down in January 2009 and $10.4 million was drawn down in March 2009. The loan is repayable in 38 equal consecutive quarterly installments as follows: (i) 38 installments of $0.53 million, starting in March 2010; and (ii) a balloon payment of $12.6 million payable together with the last installment in June 2019.

M/T Hongbo (S-1033): As of December 31, 2009, the outstanding amount was $26.1 million out of a total of $27.0 million out of which $10.0 million was drawn down in October 2008, $6.7 million was drawn down in February 2009, $6.7 million was drawn down in April 2009 and $3.6 million was drawn down in July 2009. The loan is repayable in 38 equal consecutive quarterly installments as follows: (i) 38 installments of $0.42 million, starting in March 2010; and (ii) a balloon payment of $10.1 million payable together with the last installment in June 2019.

Top Up Loan: On July 31, 2009, we amended our $80.0 million product tanker facility with DVB in order to take account of a bridge loan of $12.5 million used in the financing of the delivery installment of the M/T Hongbo. As of December 31, 2009, the outstanding amount was $11.2 million. The bridge loan is payable in full on July 30, 2010. Furthermore, the facility includes a cash sweep mechanism whereby 100% of the aggregate of any excess cash being hire earned by M/T Hongbo and M/T Ionian Wave above capital repayments in connection with the relevant loan tranches and interest expenses in connection with relevant tranches, swap agreements and the Top Up Loan, is applied on a quarterly basis as prepayment against the outstanding Top Up Loan, starting on September 16, 2009. As of the date of this annual report, we have prepaid a total amount of $2.4 million of the Top Up Loan in relation to the cash sweep mechanism.

In connection with this amendment and bridge loan, we issued 12,512,400 common shares to Hongbo Shipping Company Limited, our wholly owned subsidiary, who pledged these shares in favor of DVB. This pledge was granted as security and must remain in an amount equal to 180% of the outstanding bridge loan.  This amount will be tested at the end of each quarter. We also agreed to file a registration statement for the resale of such shares and use our best efforts to keep the registration statement effective during the security period. As of the date of this annual report, and based on the fair value of our common stock and the outstanding balance of the loan measured on March 31, 2010, we are required to issue and pledge 9,756,488 additional shares of common stock.

The credit facility bears interest at LIBOR plus a margin of 155 basis points per annum. According to the amendment of the loan agreement signed on July, 31, 2009, from March 16, 2009 the margin for the loan of the Ionian Wave has been set at 175 basis points over LIBOR. The bridge loan carries a margin of 6.0% over LIBOR. The credit facility contains a provision whereby the bank may chose to use an alternative base interest rate in case it believes that the LIBOR is not representative of its funding cost. DVB has been using cost of funds instead of LIBOR as this cost of funds is determined by KLIEM, a broker.

The facility contains, among other things, various financial covenants including (i) asset maintenance whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 115% for the first five years, up to August 2014 and 125% thereafter of the outstanding loan (excluding Top Up Loan) and the fair value of the outstanding swaps. In case of breach of the minimum security cover, the borrowers would be obliged to reduce the tranche relating to M/T Ionian Wave and M/T Hongbo by 55% and 45% of shortfall, respectively, and increase the Top Up Loan by the shortfall. Thereafter, in case the security cover shows an excess of at least $1 million, the tranche relating to M/T Ionian Wave and M/T Hongbo is to be increased by 55% and 45%, respectively, of the excess and the Top Up Loan is to be reduced by the same amount, (ii) a Net Asset Value that is required to be greater than $225.0 million, calculated on an annual basis, which was amended to $0 up to March 31, 2010, (iii) Stockholder's equity required to be greater than $180.0 million, (iv) minimum cash balances of $5.0 million unencumbered up to September, 30, 2010 and thereafter $25.0 million or $0.5 million per vessel ($0.25 million per vessel as cash in hand may be included); and (v) Interest cover ratio of no less than 1.5 times (defined as EBITDAR divided by interest expense plus Lease Obligations), which was amended to 1.2 times up to March 31, 2010.

According to notice received from DVB, as of March 16, 2010, we were not in compliance with the minimum security cover for an amount of $3.0 million based on valuations dated December 31, 2009. As a result, we reduced the tranche relating to M/T Ionian Wave by $1.7 million and the tranche relating to M/T Hongbo by $1.3 million, representing the 55% and the 45% of shortfall, respectively, and increase the Top Up Loan by $3.0 million. During May, 2010 we sent a notice to DVB informing them that based on new valuations the Top Up Loan would need to be reduced by approximately $4.5 million according to the mechanism described above.

In addition, the DVB credit facilities prohibit the borrower without the lender's consent, from declaring or paying any dividends or returning any capital to its equity holder and require that the mortgaged vessels be managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender. Finally, TOP SHIPS INC. is not allowed to appoint any chief executive officer other than Mr. Evangelos Pistiolis without the prior written consent of DVB. Finally, we are in the process of cross collateralizing the terms of the two DVB facilities. The credit facilities contain cross default provisions.

Covenant Breaches and Waivers

As of December 31, 2009, we were not in compliance with the asset maintenance covenant in relation to the $80.0 million product tanker facility. Furthermore, we were not in compliance with the net asset value and the minimum cash balance covenants, in relation to both facilities. The asset maintenance covenant breach was remedied through the Top Up Loan adjustment mechanism previously described. Regarding the net asset value and the minimum cash balance covenant, we are currently in discussions with the bank.

In July 2009, we paid a restructuring fee of $0.08 million in addition to the $0.24 million fee required in accordance with the loan agreement terms for renewing the drybulk facility. Furthermore, we paid a $1.5 million arrangement fee on the drawdown date of the Top Up loan.

As of December 31, 2009, we had one interest rate swap with DVB. For a full description of our interest rate swap agreements, see "Item 11– Quantitative and Qualitative Disclosures about Market Risk".

We have also agreed to enter into an interest rate swap agreement with DVB for a minimum period of 3 years within a period of six months after the delivery advance drawdown date of M/T Hongbo (up to January 2010). As of the date of this annual report we have not yet entered into such an agreement.

(d) ALPHA BANK Credit Facilities:

(i) M/V Cyclades: As of December 31, 2009, the outstanding amount was $28.0 million. The loan of $48.0 million was drawn down on December 17, 2007 to partially finance the acquisition cost of the drybulk vessel Cyclades. The loan is repayable in 24 consecutive quarterly installments as follows: (i) four installments of $1.25 million, starting in March 2010; (ii) 20 installments of $0.75 million; and (iii) a balloon payment of $8.0 million payable together with the last installment in December 2015.

The credit facility bears interest at LIBOR plus a margin of 130 basis points. Under the first supplemental agreement of the loan signed in April 2009, from April 3, 2009 the margin has been set at 250 basis points over LIBOR and under the third supplemental agreement of the loan signed in November, 2009, from September 17, 2009, the margin has been set at 300 basis points over LIBOR up to March 31, 2010 and 225 basis points over LIBOR, thereafter. As of the date of this annual report, due to covenant breaches, the margin continues being 300 basis points over LIBOR.

The facility contains, among other things, various financial covenants including: (i) asset maintenance whereby the fair market value of the mortgaged vessel and of any additional security is required to be greater than or equal to 130% of the outstanding loan. The minimum security requirement is waived up to March 31, 2010; (ii) market value adjusted net worth is required to be greater than or equal to $250.0 million. The adjusted net worth is waived up to March 31, 2010; (iii) book equity (total assets less consolidated debt) is required to be greater than $100.0 million; and (iv) minimum cash balances of $25.0 million. The minimum liquidity is waived up to March 31, 2010.

(ii) M/T Lichtenstein: As of December 31, 2009, the outstanding amount was $37.2 million, out of a total of $39.0 million, which was concluded to partially finance the construction cost of newbuilding S-1026, out of which $10.6 million was drawn down in August 2008, $7.1 million was drawn down in September 2008, $7.1 million was drawn down in November 2008 and $14.2 million was drawn down in February 2009. The loan is repayable in 37 equal consecutive quarterly installments as follows: (i) 37 installments of $0.6 million, starting in February 2010; and (ii) a balloon payment of $15.0 million payable together with the last installment in February 2019.

The credit facility bears interest at LIBOR plus a margin of 165 basis points. Under the first supplemental agreement of the loan signed in April 2009, from April 3, 2009 the margin has been set at 225 basis points over LIBOR and under the third supplemental agreement of the loan signed in November 2009, from October 26, 2009 the margin has been set at 300 basis points over LIBOR up to March 31, 2010 and 225 basis points over LIBOR, thereafter. As of the date of this annual report, due to covenant breaches, the margin continues being 300 basis points over LIBOR.

The facility contains, among other things, various financial covenants including: including (i) asset maintenance whereby the fair market value of the mortgaged vessel and of any additional security is required to be greater than or equal to 130% of the outstanding loan. The minimum security requirement is waived up to March 31, 2010; (ii) market value adjusted net worth is required to be greater than or equal to $250.0 million. The adjusted net worth is waived up to March 31, 2010; (iii) book equity (total assets less consolidated debt) is required to be greater than $100.0 million, and (iv) minimum cash balances of $25.0 million. The minimum liquidity is waived up to March 31, 2010.

In addition, the credit facilities provide for a cash pledge of $4.0 million to be maintained with Alpha Bank; this amount will be applied towards the drybulk financing in case of renegotiation or cancellation of the existing time charter agreement of M/V Cyclades. $2.0 million of the pledged cash will be released on December 31, 2009 subject to the above and no other event of default. The remaining $2.0 million will be released on March 30, 2010 given that: a) no renegotiation or cancellation of the existing time charter agreement has been effected until then, b) no event of default has occurred in the respective loan facility. As of the date of this annual report, due to covenant breaches, the $4.0 million cash pledge has not been released and we are in discussions with the bank in relation to these funds.

Finally, the two facilities are cross collateralized. The credit facilities contain a cross-default provision.

Covenant Breaches and Waivers

As of December 31, 2009, we were not in compliance with the asset maintenance, the adjusted net worth and the minimum cash balance covenants, for which we have received waivers until March 31, 2010. We are currently in discussions with the bank with respect to these breaches.

  (e) EMPORIKI Credit Facility: As of December 31, 2009, the outstanding amount was $40.0 million. The loan of $50.0 million was entered into in March 2008 in order to partially finance the acquisition cost of the drybulk vessel M/V Pepito. The loan is repayable in 11 consecutive semi-annual installments as follows: (i) one installment of $3.3 million, in March 2010; (ii) ten installments of $2.4 million; and (iii) a balloon payment of $12.9 million payable together with the last installment in March 2015.

The credit facility bears interest at LIBOR plus a margin of 110 basis points. Under the first supplemental agreement of the loan signed in August 2009, from March 31, 2009 until March 31, 2010, the margin was set at 250 basis points over LIBOR. Thereafter the margin would be  reduced to 175 basis points per annum until maturity of the loan. As of the date of this annual report, due to covenant breaches, the margin continues being 250 basis points over LIBOR.

The facility contains, among other things, various financial covenants including: (i) the aggregate market value of the mortgaged vessel and of any additional security is required to be equal to at least 125% of the outstanding principal amount under the loan and the swap. The minimum security requirement is waived up to March 31, 2010; (ii) the leverage ratio (defined as Total Liabilities divided by Total Assets adjusted to fair market value, or FMV, of vessels) will not exceed 75%. The maximum leverage ratio is waived up to March 31, 2010; (iii) the interest cover ratio (as defined in the EMPORIKI credit facility agreement) will stand at the minimum level of 2.5:1; (iv) minimum corporate liquidity not to be less than next 6 months of senior debt principal payments; and (v) minimum average monthly balances of the earnings account of $1 million.

In addition, the EMPORIKI credit facility prohibits us, without the lender's consent, from appointing a CEO other than Mr. Evangelos Pistiolis and requires that the mortgaged vessel be managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessel to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender. In addition, it prohibits the borrower, which is our subsidiary, without the lender's consent, from declaring or paying any dividends or making any distributions to its shareholders. The credit facility contains a cross-default provision.

Covenant Breaches and Waivers

As of December 31, 2009, we were not in compliance with the asset maintenance and the minimum leverage ratio covenants, for which we have received waivers until March 31, 2010 and the minimum liquid funds covenant. We are currently in discussions with the bank in relation to these breaches.

 As of December 31, 2009, we had one interest rate swap with Emporiki Bank. For a full description of our interest rate swap agreements, see "Item 11 – Quantitative and Qualitative Disclosures about Market Risk".

(f) CAPE MANUEL Credit Facility: On July 27, 2009, we entered into an unsecured bridge loan financing facility with an unrelated party. The purpose of this loan was to provide working capital financing. As of December 31, 2009, the outstanding amount was Euro 2.0 million or $2.9 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) that was drawn down in two tranches: one on July 29, 2009 for an amount of Euro 1.0 million or $1.4 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) and one on September 24, 2009 for an amount of Euro 1.0 million or $1.4 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009).

We have undertaken to repay the first tranche, interest and fees in connection with the facility by April 15, 2010 in cash or shares or in combination as demanded by the lender. The number of shares cannot exceed 15% of our total number of outstanding shares due to anti-takeover provisions in our Stockholder Rights Agreement. On April 15, 2010, we repaid the first advance of Euro 1 million or $1.4 million (based on the U.S. Dollar/Euro exchange rate as of April 15, 2010) along with all accrued interest and finance costs by then.  The repayment of the second advance and relevant accrued interest from April 15, 2010 was extended up to July 31, 2010.

The loan bears interest at 9.0% per annum.  As of December 31, 2009, an amount of Euro 0.46 million or $0.66 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) in relation to this loan is included under interest and finance costs.

(2) Operating Leases:

In January 2006, we entered into an agreement with an unrelated party to lease office space in Athens, Greece. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for a duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years. The current monthly rental is $0.2 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) adjusted annually for inflation increase plus 1.0%.

In addition, our subsidiary TOP TANKERS (U.K.) LIMITED, a representative office in London, leases office space in London from an unrelated third party. The agreement is valid from June 2007 and shall continue until either party shall give to the other, one calendar month written notice. The annual lease is $0.03 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009) payable quarterly in advance.

In November 2009, TOP SHIPS INC. entered into an agreement to lease space in London. The agreement is for the duration of one year from and including November 15, 2009 to and including November 14, 2010. The current monthly rental is $0.04 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009).

Other Contractual Obligations:

TOP Tanker Management, our wholly-owned subsidiary, is responsible for the chartering, operational and technical management of our tanker and drybulk fleet, including crewing, maintenance, repair, capital expenditures, dry-docking, vessel taxes, maintaining insurance and vessel operating expenses under management agreements with each of our vessel owning subsidiaries.

As of December 31, 2009, TOP Tanker Management has subcontracted the day-to-day technical management and crewing of one Handymax tanker and the crewing only of another Handymax tanker to V. Ships Management Limited, or V. Ships, and had also subcontracted the crewing of four drybulk vessels to Interorient Maritime Enterprises Inc., or Interorient. The agreements between TOP Tanker Management and V.Ships Management Limited may be terminated by either party upon three months' written notice and the agreements with Interorient may be terminated by either party upon two months' written notice.

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

Vessel depreciation. We record the value of our vessels at their cost (which includes the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition such as initial repairs, improvements and delivery expenses to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost of the vessel less its residual value which is estimated to be $160 per light-weight ton. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations become effective. We have not historically experienced change in estimate used in calculating depreciation and do not expect to experience changes in estimates in a future.

Impairment of vessels : We evaluate the carrying amounts and periods over which long-lived assets are depreciated on a quarterly basis to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value.   We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

            We did not note for 2007, any events or changes in circumstances indicating that the carrying amount of our vessels may not be recoverable.

In the fourth quarter of 2008, shipping market conditions deteriorated significantly, mainly in the drybulk sector, as a result of the credit crisis and the resulting slowdown in world trade.  These were conditions we considered to be indicators of potential impairment. We performed the undiscounted cash flow test as of December 31, 2008 on our entire fleet and determined that the carrying amounts of our vessels held for use were recoverable despite the significant drop in values of drybulk vessels.

During 2009, the drybulk market stabilized and the charter market recovered resulting in a partial recovery of asset values. In contrast, the product tanker sector to which we are mainly exposed experienced a significant drop in charter rates and, as a result, a quarter on quarter drop in asset values. Despite these market conditions, our expectations of a recovery in charter rates, similar to the one experienced in the drybulk market in 2009, did not lead to an impairment charge for the first three quarters of 2009.

During the fourth quarter of 2009, we began exploring the re-chartering of our two oldest tanker vessels, M/T Dauntless and M/T Ioannis P, due to their upcoming charter expirations. Based on discussions with charterers we had indications that such vessels would need to be re-chartered at significantly lower rates upon expiration of their existing charters. As a result, during the fourth quarter of 2009, we performed the undiscounted cash flow test as of December 31, 2009 on our entire fleet and determined that the carrying amounts of these two vessels were not recoverable by their undiscounted cash flows, indicating impairment and thereby we recorded an impairment charge of $36.6 million for the year ended December 31, 2009.

 In order to perform the undiscounted cash flow test, we make assumptions about future charter rates, commissions, vessel operating expenses, dry-dock costs, fleet utilization, scrap rates used to calculate estimated proceeds at the end of vessels' useful lives and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of three year time charter rates for the next three years and the most recent 8 year average of the one-year time charter rates for each vessels' category) over the remaining useful life of each vessel, which we estimate to be 25 years from the date of initial delivery from the shipyard. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate of 2.8%, which is the twenty year average (period 1990-2009) consumer price index. Effective fleet utilization, average commissions, dry-dock costs and scrap values are also based on historical data.

The fair value of the impaired vessels was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. This market approach is deemed more objective than the income approach mainly due to the multitude of transactions of comparable assets in the active and liquid shipping market at the time the impairment test was performed.

Our impairment test exercise is highly sensitive to variances in the time charter rates, fleet effective utilization rates, commissions, estimated scrap values, future dry-docking costs, estimated remaining useful lives of vessels and estimated vessel operating costs. Our analysis as of December 31, 2009, which involved also a sensitivity analysis by assigning possible alternative values to these inputs, indicates that except for the above mentioned two tanker vessels there are no impairment indications of any other individual long lived assets. However, there can be no assurance as to how long term charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Derivatives:

 We designate our derivatives based upon the criteria established by the FASB in its accounting guidance for derivatives and hedging activities. The accounting guidance for derivatives requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period on the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in accumulated other comprehensive income / (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in the income statement.

If there is an increase in the 3-month LIBOR or if the 10 year U.S. Dollar swap rate exceeds 3.85%, there will be a positive effect on the fair value of our interest rate swap agreements. In contrast, a decrease in the 3-month LIBOR or an increase of over 0.05% in the difference between the 10 year U.S. Dollar swap rate and the 2 year U.S. Dollar swap rate will have a negative effect on the fair value of our interest rate swap agreements.

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

Provision for doubtful accounts.  Revenue is based on contracted voyage and time charter parties and, although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute, mainly over terms, calculation and payment of demurrages. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

New accounting pronouncements: No significant effect from new accounting pronouncements. See Notes to the December 31, 2009 Financial Statements for a full description of new accounting pronouncements and effect on our financials.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees as at December 31, 2009. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position

Evangelos J. Pistiolis	37	Director, President, Chief Executive Officer
Vangelis G. Ikonomou	45	Director, Executive Vice President and Chairman of the Board
Alexandros Tsirikos	36	Director, Chief Financial Officer
Michael G. Docherty	50	Director
Roy Gibbs	60	Director
Marios Hamboullas	69	Director
Yiannakis C. Economou	61	Director
Stavros Emmanuel	67	Chief Operating Officer of TOP Tanker Management
Demetris P. Souroullas	47	Vice President
Eirini Alexandropoulou	38	Secretary

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

Vangelis G. Ikonomou is our Executive Vice President and Chairman and has served on our Board of Directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos, is a UK qualified Chartered Accountant (ACA) and has been employed with TOP SHIPS INC. since July 2007 as the Company's Corporate Development Officer. Prior to joining TOP SHIPS INC., Mr Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team thereby drawing experience both from consulting as well as auditing. As a member of the Advisory team, he lead and participated in numerous projects in the public and the private sectors, involving strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master's of Science in Shipping Trade and Finance from City University of London and a Bachelor's Degree with honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.

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

Marios Hamboullas has served on our Board since September 2009. Mr Hamboullas is the founder and Chairman of Astarti Development Public Company Ltd., a public company founded in 1979 and listed on the Cyprus Exchange (Symbol: AST) engaged in the hotel industry. Since 1968, Mr. Hamboullas has been a managing director of Kyriacos Hamboullas and Son Ltd., a family owned company with extensive interests in agriculture, trading and manufacturing. Mr. Hamboullas is also the Business Development Director of D.H. Cyprotels Plc, a Cypriot private company engaged in the hotel and tourism industry. Mr. Hamboullas also serves as a director of the following private companies: Hamboullas Financial Services Ltd. and Marham Investments Ltd. Mr. Hamboullas earned his M.A. degree in Law and Economics from Cambridge University U.K. and a post-graduate degree in European Politics and Economics from Strasbourg University in France. Mr. Hamboullas is a citizen of Cyprus and is fluent in Greek, English and French.

Yiannakis C. Economou has served on our Board since September 2009. Mr. Economou is a Managing Director of Hull Blyth Araouzos Limited, a company based in Cyprus which provides a wide variety of services in passenger and cargo transport by sea, land and air, including agency services for shipping, aviation, travel and tourism, customs clearance and freight forwarding. Since 1985, Mr. Economou has served as a Managing Director and Secretary of the company. Prior to joining Hull Blyth, Mr. Economou trained in shipping with Ellerman City Liners in Liverpool and London, England. Mr. Economou earned his Bachelor of Laws degree at the University of Athens. Since 1981, Mr. Economou has served on the Board of Directors of Associated Agencies Ltd. and United Stevedoring Company Limited. Mr. Economou for the third time serves as the President of the Cyprus Shipping Association. He is also a member of the Employers Association of Cyprus, Honorable Consul for Costa Rica in Cyprus, Secretary of the Consular Corps in Cyprus and was a past President of the Rotary Club of Famagusta. Mr. Economou is a citizen of Cyprus.

Captain Stavros Emmanuel has been the Chief Operating Officer of TOP Tanker Management since July 2004. He has 34 years experience in the shipping industry and expertise in operation and chartering issues. Prior to joining TOP Tanker Management, Captain Emmanuel served as General Manager of Primal Tankers Inc., where his responsibilities included chartering and operations management. Prior to joining Primal Tankers in 2000, Captain Emmanuel worked in various management capacities for Compass United Maritime. Captain Emmanuel obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropyrgos, Greece and earned a Master Mariners degree in 1971.

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

Eirini Alexandropoulou has been our Secretary since August 2004. Mrs. Alexandropoulou's principal occupation for the past ten years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Mrs. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Mrs. Alexandropoulou served as a legal advisor to Belize's ship registry office in Piraeus. Mrs. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.

B.           Compensation

During the fiscal year ended December 31, 2009, we paid to the members of our senior management and to our directors' aggregate compensation of $6.5 million. We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In April 2005 the Board adopted the TOP SHIPS INC. 2005 Stock Incentive Plan, or the Plan, under which our officers, key employees and directors may be granted options to acquire common stock. A total of 1,000,000 shares of common stock were initially reserved for issuance under the Plan, which is administered by the Board. Since the Plan's inception, the number of shares of common stock reserved for issuance under the Plan has been increased to 12,000,000. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors. The Plan expires 10 years from the date of its adoption. Please refer to Note 16 to the consolidated financial statements included in Item 18 describing grants under the Plan, which have occurred between April 2005 and January 2008.

On July 11, 2007, the Company increased the Plan's reserve by 1,000,000 shares

On January 22, 2008, the Company granted 197,560 shares of restricted common stock of the Company, pursuant to the Company's Plan. These shares were granted to two officers and employees and proportionally vest over a period of four years in equal annual installments with the following provisions: in the event of a change of control or termination of employment, shares immediately vest, with the exception of voluntary resignation or termination of employment for cause, in which event the shares are forfeited. The fair value of each share on the grant date was $6.69.

On July 1, 2008, the Company increased the Plan's reserve by 1,000,000 shares and granted 500,000 shares to our CEO, and issued to Sovereign Holdings Inc., a company wholly-owned by our CEO. Of these shares, 125,000 vested on the grant date and the remainder of the shares vest over a period of three years in equal annual installments beginning one year from the grant date. However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $6.20.

On July 10, 2008, the Company granted 2,666 shares to one of our employees, such shares vested over a period of 6 months. The fair value of each share on the grant date was $5.15.

On September 2, 2008, the Company granted 387,666 shares, of which 375,000 were granted to our non-executive directors and vest five years after the grant date. 10,000 of the shares were granted to one of our employees and vest proportionally over a period of three years in equal installments, commencing on the grant date. 2,666 of the shares were granted to another of our employees and vested over a period of 6 months. The fair value of each Share on the grant date was $5.08.

On September 4, 2008, the Company increased the Plan's reserve by 2,000,000 shares and granted 1,472,438 shares to our CEO, Mr. Evangelos Pistiolis in lieu of cash compensation that would be owed to Mr. Pistiolis under his employment agreement with the Company, in the event of a change in control of the Company. These shares were issued to Sovereign Holdings Inc., a company wholly-owned by Mr. Pistiolis. The shares will vest in the event of a change in control of the Company, as defined in the employment agreement. The fair value of each share on the grant date was $5.23.

On October 21, 2009, the Company granted to an officer 30,326 unrestricted common shares pursuant to the Plan. The shares vested immediately. The fair value of each share on the grant date was $1.11.

On December 21, 2009, the Company increased the Plan's reserve by 1,500,000 shares and granted 150,000 restricted shares to each of the Company's two new non-executive directors pursuant to the Plan. The shares vest over a period of 5 years. The fair value of each share on the grant date was $0.98.

On December 21, 2009, the Company granted 500,000 shares to our CEO, and issued to Sovereign Holdings Inc., a company wholly-owned by our CEO. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon his termination from the Company for any reason (including resignation). However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $0.98.

On December 21, 2009, the Company granted 300,000 shares to our CFO, and issued to Puebla Investments Co, a company nominated by our CFO. One third of the shares vest immediately, and the remainder of the shares vest over a period of 2 years, with any unvested restricted stock vesting upon his termination from the Company for any reason other than resignation. The fair value of each share on the grant date was $0.98.

On December 22, 2009, the Company increased the total number of shares of common stock of the Company with respect to which awards may be granted pursuant to the Plan, by 5,500,000 shares.

C.     Board Practices

Committees of the Board of Directors

We have established an audit committee composed of three members, which pursuant to a written audit committee charter is responsible for reviewing our accounting controls and recommending to the Board of Directors, or the Board, the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the NASDAQ Global Select Market. The members of the audit committee are Messrs. Gibbs, Hamboullas and Economou. In June 2007, we established a compensation committee and a nominating and governance committee. Both committees are composed of three members, all of whom are independent directors. The compensation committee carries out the Board's responsibilities relating to compensation of the Company's executive and non-executive officers and provides such other guidance with respect to compensation matters as the Committee deems appropriate. The nominating and governance committee assists the Board in: (i) identifying, evaluating and making recommendations to the Board concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill Board vacancies; (ii) developing and recommending to the Board a set of corporate governance guidelines and principles applicable to the Company, and (iii) reviewing the overall corporate governance of the Company and recommending improvements to the Board from time to time.

 The board has determined that Mr. Gibbs, whose biographical details are included elsewhere in this Item 6, chairman of our audit committee, qualifies as a financial expert and is considered to be independent under the corporate governance rules of the NASDAQ Global Select Market.

D.     Employees

During, 2007, 2008 and 2009 we had four employees, while our wholly-owned subsidiary, TOP Tanker Management, employed on average 82, 88 and 55 employees, respectively, all of whom are shore-based. TOP Tanker Management ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2007, 2008 and 2009, we also employed 560, 300 and 137 sea going employees, directly and indirectly through our sub-managers.

E. Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions".

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of capital stock owned by our officers and directors as of June 15, 2010. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held. The percentages below are calculated as of June 15, 2010.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common Stock, par value	Sphinx Investment Corp.*	4,133,333	12.56%
$.01 per share	Maryport Navigation Corp.*	4,133,333	12.56%
	George Economou*	4,133,333	12.56%
	QVT Financial LP**	2,132,709	6.48%
	QVT Financial GP LLC**	2,132,709	6.48%
	QVT Fund LP	1,873,365	5.69%
	QVT Associates GP LLC**	2,132,709	6.48%
	Kingdom Holdings Inc.***	1,065,393	3.23%
	Sovereign Holdings****	3,326,564	10.11%
	Evangelos Pistiolis*****	3,326,564	10.11%
	Shares of Officers and directors other than Evangelos Pistiolis	965,920	2.93%
	All officers and directors as a group	4,292,484	13.04%

*	As of October 24, 2008. Sphinx Investment Corp., Maryport Navigation Corp. and Mr. Economou may constitute a "group" for reporting purposes of Rule 13d-5 promulgated under the Exchange Act.
**	As of December 18, 2009. QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC share beneficial ownership of the shares listed in this table.
***	A company owned primarily by adult relatives of our President, Chief Executive Officer, and Director, Evangelos Pistiolis.
****	A company that is wholly owned by Evangelos Pistiolis.
*****	By virtue of the shares owned directly through Sovereign Holdings Inc.

B.           Related Party Transactions

For Related Party Transactions please refer to Note 5 to the consolidated financial statements included in Item 18.

Additionally, on May 12, 2010, our Board of Directors agreed to outsource all of the commercial and technical management of the Company's vessels to Central Mare Inc., or Central Mare, a related party controlled by the family of the Company's Chief Executive Officer, on a timeline to be determined by its executive officers in consideration of the vessels' schedule. The Company has not yet executed a management agreement with Central Mare, but has already informed all relevant parties including banks and charterers of the impeding change in management.

The management agreement is expected to have a duration of five years and to include management fees with currency conversion based on the U.S. Dollar/Euro exchange rate as of June 3, 2010 as follows: (i) a base management fee of Euro 650 or $800 per vessel per day on time or spot charter and Euro 250 or $308 per vessel per day on bareboat charter; (ii) a quarterly accounting fee of Euro 0.25 million or $0.31 million; (iii) a quarterly financial reporting fee of Euro 0.08 million or $0.10 million; (iv) a Sarbanes-Oxley compliance fee of Euro 100 or $123 per vessel per day; (v) a commercial operation and freight collection services fee of Euro 90 or $111 per vessel per day; (vi) a commission on all new hires of 1.25% and on existing hires a post fixture fee of 0.75%; and (vii) a 1% commission on the sale or purchase price of vessels upon sale or purchase. Central Mare shall also supervise crewing, although it will use third parties in order to access larger pools of crew.

C.           Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See Item 18.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Distribution Policy

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

Please refer to Note 22 to the consolidated financial statements included in Item 18.

ITEM 9. THE OFFER AND LISTING.

A.           Offer and Listing Details.

Price Range of Common Stock

The trading market for our common stock is the NASDAQ Global Select Market, on which the shares are listed under the symbol ''TOPS''. The following table sets forth the high and low closing prices for our common stock since our initial public offering of common stock at $33.00 per share on July 23, 2004, as reported by the NASDAQ Global Select Market. The high and low closing prices for our common stock for the periods indicated were as follows:

	HIGH	LOW

For the Fiscal Year Ended December 31, 2009	$3.52	$0.77
For the Fiscal Year Ended December 31, 2008	$10.62	$1.40
For the Fiscal Year Ended December 31, 2007	$25.2	$9.09
For the Fiscal Year Ended December 31, 2006	$54.96	$13.83
For the Fiscal Year Ended December 31, 2005	$66.00	$36.81

	HIGH	LOW
For the Quarter Ended
March 31,2010	$1.24	$0.99
December 30, 2009	$1.26	$0.94
September 30, 2009	$2.12	$1.16
June 30, 2009	$3.52	$0.98
March 31, 2009	$2.30	$0.77
December 31, 2008	$4.66	$1.40
September 30, 2008	$6.31	$3.81
June 30, 2008	$10.28	$6.40
March 31, 2008	$10.65	$6.06

	HIGH	LOW
For the Month
May 2010	$1.22	$1.02
April 2010	$1.28	$1.10
March 2010	$1.14	$1.05
February 2010	$1.16	$1.03
January 2010	$1.24	$0.99
December 2009	$1.14	$0.96

B.           Plan of Distribution.

Not applicable

C.           Markets.

Shares of our common stock trade on the NASDAQ Global Select Market under the symbol TOPS".

D.           Selling Shareholders.

Not applicable.

E.           Dilution.

Not applicable.

F.           Expenses of the Issue.

Not applicable.

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

Directors.    Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws prohibit cumulative voting in the election of directors.

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

C.           Material Contracts

Long Term Debt

As of December 31, 2009 we had long term debt obligations under credit facilities with RBS, HSH, DVB, EMPORIKI, ALPHA BANK and CAPE MANUEL. For a full description of our credit facilities and related interest rate swaps, see "Item 5 – Operating and Financial Review and Prospects - Tabular Disclosure of Contractual Obligations – Long Term Debt" and "Item 11 – Quantitative and Qualitative Disclosures about Market Risk".

Equity Offerings

On July 1, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global Master SPV LTD, or YA Global, pursuant to which we may offer and sell up to $200 million worth of our common shares to YA Global. The SEDA has a duration of three years. We made initial sales under the SEDA on August 13, 2009 and as of December 31, 2009 2,230,000 shares had been sold with net proceeds amounting to approximately $2.9 million. During the period from October 21, 2009 to the date of this report, no shares have been sold to YA Global under the SEDA.

Office space lease

In January 2006, we entered into an agreement with an unrelated party to lease office space in Athens, Greece. The agreement is for a duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years.

In addition, our subsidiary TOP TANKERS (U.K.) LIMITED, leases office space in London, from an unrelated third party. The agreement is valid from June 2007 and shall continue until either party shall give to the other, one calendar month written notice.

In November 2009, TOP SHIPS INC. entered into a lease agreement for office space in London. The agreement is for the duration of one year from and including November 15, 2009 to and including November 14, 2010.

For a full description of the above mentioned agreements see "Item 5 – Operating and Financial Review and Prospects - Tabular Disclosure of Contractual Obligations – Operating Leases".

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, as of August 19, 2005. Under this Agreement, we declared a dividend payable of one right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of TOP SHIPS INC. common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 15% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company's Board of Directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $25 (the "Exercise Price") a fraction (1/1000th) of one share of the company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 15% of the company's common stock then each holder of a right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the company's common stock which has a market value of twice the exercise price. If after an Acquiring Person acquires more than 15% of the company's common stock, the company merges into another company or the company sells more than 50% of its assets or earning power, then each holder of right (except for those owned by the acquirer) will be entitled to purchase at the Exercise Price, a number of shares of common stock of the surviving entity which has a then current market value of twice the Exercise Price. Any time after the date an Acquiring Person obtains more than 15% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of  the company's common stock. The rights expire on the earliest of (1) August 31, 2015 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 15% or more of the company's common stock, or the expiration date. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party

D.           Exchange controls

The Marshall Islands imposes no exchange controls on non-resident corporations.

E.           Taxation.

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder and a non U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the U.S. Dollar, may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as ''passive category income'' for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a ''U.S. Non-Corporate Holder'') will generally be treated as ''qualified dividend income'' that is taxable to such U.S. Non-Corporate Holder at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

As discussed below, we expect to be treated as a passive foreign investment company, or PFIC, for its 2009 taxable year.  Assuming this is the case, any dividends paid by us during 2009 and 2010 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder.  There can be no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder.  Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment, even if the we are not treated as a PFIC. Any dividends out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.  Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.

Special rules may apply to any ''extraordinary dividend''—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share—paid by us. If we pay an ''extraordinary dividend'' on our common stock that is treated as ''qualified dividend income,'' then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

In general, income derived from the bareboat charter of a vessel will be treated as "passive income" for this purpose and such vessels will be treated as assets which produce "passive income."  On the other hand, income derived from the time charter of a vessel will not be treated as "passive income," but rather will be treated as services income; likewise, time chartered vessels will generally not be treated as assets which produce "passive income."

For its 2009 taxable year, at least 50% of the average value of our assets consisted of vessels which were bareboat chartered.  Therefore, we believe that were we treated as a PFIC for our 2009 taxable year.  We intend to take necessary steps in order to avoid being classified as a PFIC for 2010 and future taxable years, such as expanding its fleet through the purchase of non-passive income producing assets.  However, there can be no assurance that such remedial measures will be effective to avoid PFIC status for 2010 or any future taxable year.

If we are a PFIC, then a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC.  We expect that certain of our subsidiaries were PFICs in 2009 and therefore a U.S. Holder will be treated as owning shares in such PFICs.  The PFIC rules discussed below will apply on a company-by-company basis to us and each of our subsidiaries which is treated as a PFIC.

Assuming we are a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat us as a "Qualified Electing Fund," which is referred to as a "QEF election," (2) makes a "mark-to-market" election with respect to our common stock, or (3) makes no election and therefore is subject to the Default PFIC Regime (as defined below).  As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse United States federal income tax consequences under the Default PFIC Regime.  However, the mark-to-market election may not be possible with respect to our subsidiaries which are treated as PFICs.  In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such holder's common stock.

Taxation of U.S. Holders Making a Timely QEF Election

Making the Election.  A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his United States federal income tax return.  A separate QEF election will need to be made with respect to us and each of our subsidiaries that is treated as a PFIC.  We intend to annually provide each U.S. Holder with all necessary information in order to make and maintain a QEF election with respect to us and each of our subsidiaries that is treated as a PFIC.  A U.S. Holder who makes a QEF election for the first taxable year in which he owns common stock and we are treated as a PFIC, or an Electing Holder, will not be subject to the Default PFIC Regime (as defined below) for any taxable year.  A U.S. Holder who does not make a timely QEF election would be subject the Default PFIC Regime for taxable years during his holding period in which a QEF election was not in effect, unless such U.S. Holder makes a special "purging" election.  A U.S. Holder who does not make a timely QEF election is encouraged to consult such U.S. Holder's tax advisor regarding the availability of such purging election.

Current Taxation and Dividends.  An Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  An Electing Holder's adjusted tax basis in his common stock will be increased to reflect any amounts currently included in income under the QEF rules.  Distributions of earnings and profits that had been previously included in income will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed.  Any other distributions generally will be treated as discussed above under "Tax Considerations – United States Federal Income Taxation of U.S. Holders – Distributions."  Income inclusions under the QEF rules described above generally should be treated as foreign-source income for United States foreign tax credit limitation purposes, but Electing Holders should consult their tax advisors in this regard.

Sale, Exchange or Other Disposition.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange, or other disposition of the common stock in an amount equal to the excess of the amount realized on such disposition over the Electing Holder's adjusted tax basis in the common stock.  Such gain or loss will be treated as long-term capital gain or loss if the Electing Holder's holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition.  Long-term capital gains of United States Individual Holders currently are taxable at a maximum rate of 15%.  An Electing Holder's ability to deduct capital losses is subject to certain limitations.  Any gain or loss generally will be treated as United States-source gain or loss for United States foreign tax credit limitation purposes.

Taxation of U.S. Holders Making a ''Mark-to-Market'' Election

Making the Election.  Alternatively, if, as is anticipated, the common stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to the common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  The common stock will be treated as "marketable stock" for this purpose if it is "regularly traded" on a "qualified exchange or other market."  The common stock will be "regularly traded" on a qualified exchange or other market for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  A "qualified exchange or other market" means either a United States national securities exchange that is registered with the SEC, the NASDAQ, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements.  We believe that the Nasdaq Global Select Market should be treated as a "qualified exchange or other market" for this purpose.  However, it should be noted that a separate mark-to-market election would need to be made with respect to each of our subsidiaries which is treated as a PFIC.  The stock of these subsidiaries is not expected to be "marketable stock."  Therefore, a "mark-to-market" election is not expected to be available with respect to these subsidiaries.

Current Taxation and Dividends.  If the "mark-to-market" election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common stock  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in its common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of common stock for purposes of determining the source of the income or loss.  Accordingly, any such gain or loss generally should be treated as United States-source income or loss for United States foreign tax credit limitation purposes.  A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount.  Distributions by us to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under "Tax Considerations – United States Federal Income Taxation of U.S. Holders – Distributions."

Sale, Exchange or Other Disposition.  Gain realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.  Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder.  A U.S. Holder's ability to deduct capital losses is subject to certain limitations.  Any such gain or loss generally should be treated as United States-source income or loss for United States foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common stock.

Under the Default PFIC Regime:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than "excess distributions," by us to a Non-Electing Holder will be treated as discussed above under "Tax Considerations – United States Federal Income Taxation of U.S. Holders – Distributions."

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common stock.  If a Non-Electing Holder who is an individual dies while owning the common stock, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to the common stock.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our risk management policy

Our primary market risks relate to adverse movements in freight rates in the product tanker market and in the Handymax and Panamax sectors of the drybulk market. In 2008, we began to implement our strategy of entering into long term period charters (either time or bareboat). As of the date of this annual report, all of our vessels are on long term period charters with duration of more than one year except for one of our tankers is on a period charter with a duration of less than one year, and therefore we believe we have mitigated this market risk until the expiration of each charter.

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

Interest rate risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR, or cost of funds for certain banks, plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements as of December 31, 2008 and 2009 (in thousands of U.S. Dollars).

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Asset (Liability)
		December 31, 2009				December 31, 2008	December 31, 2009
RBS	1		4 years	June 30, 2005	4.66%	$(270)	-
HSH NORDBANK	2	$9,923	2 years	December 12, 2008	4.80%	$(701)	$(444)
HSH NORDBANK	3	$9,923	2 years	December 12, 2008	4.80%	$(701)	$(444)
HSH NORDBANK	4	$9,923	2 years	December 12, 2008	4.80%	$(701)	$(444)
RBS	5	$10,000	7 years	September 30, 2006	4.23%	$(1,852)	$(907)
RBS	6	$10,000	7 years	September 30, 2006	4.11%	$(1,812)	$(869)
EGNATIA	7	$10,000	7 years	July 3, 2006	4.76%	$(1,650)	$(1,090)
HSH NORDBANK	8	$11,938	5 years	March 27, 2008	4.60%	$(732)	$(620)
HSH NORDBANK	9	$6,798	5 years	March 27, 2008	4.60%	$(468)	$(320)
EMPORIKI	10	$20,000	7 years	May 15, 2008	10.85%	$(3,944)	$(5,975)
HSH NORDBANK	11	$12,345	7 years	July 15, 2008	5.55%	$(2,344)	$(1,316)
HSH NORDBANK	12	$15,108	4 years	June 28, 2010	4.73%	$(1,263)	$(921)
DVB	13	$32,695	3 years	March, 19, 2009	2.095%	-	$(453)
						$(16,438)	$(13,803)

SWAP Nr 1 - This SWAP agreement expired during May 2009.

SWAPS Nr 2, 3, 4, 12, 13 - Under these SWAP agreements, we pay a fixed rate and we receive variable three month LIBOR.

SWAPS Nr 5, 6 - Under these SWAP agreements, for the first year (2006-2007) we paid RBS a fixed rate of 4.23% and 4.11% respectively. From the second year onwards we pay a fixed rate of 4.23% and 4.11% respectively plus a coupon equal to three times the difference between 0.08% and the difference of the 10 year U.S. Dollar swap rate and the two year U.S. Dollar swap rate for the payment period (quarter) in question, plus the coupon of the previous payment period (quarter). The coupon of the previous payment period is essentially the same formula calculated for the previous payment period (quarter). The coupon payments are capped at 10.25%. We receive from RBS variable three month LIBOR.

SWAP Nr 7 - Under this SWAP agreement, we paid Egnatia a fixed rate of 4.70% for the first payment period (quarter) in 2006. From the second quarter onwards we pay a fixed rate of 4.70% plus a coupon equal to three times the difference between 0.05% and the difference of the 10 year U.S. Dollar swap rate and the two year U.S. Dollar swap rate for the payment period (quarter) in question, plus the coupon of the previous payment period (quarter). The coupon of the previous payment period is essentially the same formula calculated for the previous payment period (quarter). The coupon payment is capped at 8.80%. We receive from Egnatia variable three month LIBOR.

SWAPS Nr 8, 9 – Under these SWAP agreements, we pay a fixed rate of the three-month U.S. Dollar LIBOR multiplied with the factor 0.95 per annum if the three month U.S. Dollar LIBOR is between 1.50% and 4.84%. In case the U.S. Dollar LIBOR is lower than 1.50% or higher 4.84%, we will pay a fixed rate of 4.60% per annum for that period. We receive from HSH Nordbank variable three month LIBOR.

SWAP Nr 10 – Under this SWAP agreement, we received an upfront amount of $1.5 million. During the first year, we received a fixed rate of 5.25% and paid a fixed rate of 5.50%. From the second year, we receive quarterly a fixed rate of 5.25% and we pay a rate of 5.10%, if either of two conditions are met: i) the difference between the 10 year Euro swap rate and the 2 year Euro swap rate is greater or equal than -0.15% and ii) the six month USD LIBOR is between 1.00% and 6.00%. Otherwise, we pay 10.85% less 5.75% multiplied by a cushion consisting of the number of days that either of the above two conditions are not met, divided by the total number of days of the period multiplied by the previous quarter's cushion. The first cushion, as of the end of the first year, was set to 1. During the third and fourth quarter of 2009, the six month USD LIBOR has been consistently below 1% and the cushion has become zero. As a result we will be paying 10.85% until the instrument's maturity date.

SWAP Nr 11 - Under this SWAP agreement, we receive the three month LIBOR and pay 5.55%, less 2.5% multiplied by the quotient of the number of days the three month LIBOR and the 10 year swap rate falls within certain fixed ranges.

As of December 31, 2009, our total bank indebtedness was $404.3 million, (excluding unamortized financing fees of $5.2 million), of which $158.7 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2009, we paid fixed rates ranging from 2.095% to 10.85% and received floating rates on the SWAPs that are based on three month LIBOR, of approximately 0.28% as well as a fixed rate of 5.25% from Swap Nr 10. As of December 31, 2009 and March 31, 2010, our interest rate swap agreements are, on an average basis, above the prevailing three month LIBOR rates over which our loans are priced due to the steep reduction in prevailing interest rates during 2009.  Accordingly, the effect of these interest rate swap agreements in 2009 and the first three months of 2010 has been to increase our loss on financial instruments.

Based on the amount of our outstanding indebtedness as of December 31, 2009 that is not covered by interest swap arrangements as of December 31, 2009, a hypothetical one percentage point increase in the three month U.S. Dollar LIBOR would increase our interest rate expense for 2010, on an annualized basis, by approximately $2.56 million. We have not and do not intend to enter into interest rate swaps for speculative purposes.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. Dollars but incur certain expenses in currencies other than U.S. Dollars, mainly Euro. During 2009, approximately 2% of our expenses were in other currencies and 19% were in Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. Dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. Dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2009, and using as an exchange rate the 2009 average exchange rate of $1.3912 / 1 Euro, a 5% decrease in the exchange rate to $1.3217 / 1 Euro, which reflects current exchange rate levels, would result in an expense saving of approximately $0.80 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2009 we were in breach of certain loan covenants (Refer to discussion of covenant breaches under "Item 5 – Operating and Financial Review And Prospects - Tabular Disclosure of Contractual Obligations – Long term debt" above. Despite these breaches, neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15T.                      CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures.

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as of the end of the period covered by this annual report (as of December 31, 2009).

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

Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2009.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, the Company used the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2009.

This annual report does not contain an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management's report in this annual report.

c)           Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee composed of three members that is responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the NASDAQ Global Select Market. The members of the audit committee are Messrs. Gibbs, Hamboullas and Economou. Mr. Gibbs meets the qualifications of an audit committee financial expert.

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

ITEM 16C.                      PRINCIPAL AUDITOR FEES AND SERVICES

Aggregate fees billed to the Company for the years ended December 2008 and 2009 represent fees billed by the Company's principal accounting firm, Deloitte, the other member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche").

U.S. Dollars in thousands,	Year Ended
	2008	2009
Audit Fees	1,439	812
Tax Fees*	-	13

Total Fees	1,439	825

* Includes fees for PFIC Tax Services

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See Item 16A above.

ITEM 16E.                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fourth quarter of 2008, our Board of Directors authorized a share repurchase program of up to $20 million for a share price of not more than $2.50 per share for the duration of one year. We began share repurchases during the fourth quarter of 2008 and the transactions were made in the open market on NASDAQ under Rule 10b-18 of the Exchange Act.

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

PART III

ITEM 17.                      FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.                      FINANCIAL STATEMENTS

The following financial statements, together with the report of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., Certified Auditors Accountants S.A., thereon, are filed as part of this report:

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Top Ships Inc., Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009.  Our audits also included the financial statement schedule listed in the Index at Item 18.  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Top Ships Inc. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements for the years ended December 31, 2008 and 2009, have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, the Company's inability to comply with financial covenants under its current loan agreements as of December 31, 2009 and 2008 and its negative working capital position raise substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are discussed in Note 3 to the consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
June 18, 2010

TOP SHIPS INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2008	2009

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$46,242	$-
Trade accounts receivable, net of provision of $3,275 and $1,949 as of December 31, 2008 and 2009, respectively	4,208	328
Insurance claims	173	183
Inventories (Note 7)	965	489
Advances to various creditors	776	403
Prepayments and other (Note 8)	4,724	2,384

Total current assets	57,088	3,787

FIXED ASSETS:

Advances for vessels under construction (Note 9)	159,971	-
Vessels, net (Notes 10 and 11)	414,515	642,953
Other fixed assets, net (Note 5)	6,545	6,165

Total fixed assets	581,031	649,118

OTHER NON CURRENT ASSETS:

Long-term receivables (Note 6)	7,681	-
Restricted cash (Notes 6 and 12)	52,575	22,244

Total assets	$698,375	$675,149

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 12)	$342,479	$399,087

Current portion of financial instruments (Note 21)	16,438	13,803
Accounts payable	8,968	3,942
Other current liabilities (Note 13)	5,000	-
Accrued liabilities	7,435	5,546
Unearned revenue	6,614	5,575

Total current liabilities	386,934	427,953

FAIR VALUE OF BELOW MARKET TIME CHARTER (Note 11)	3,911	-

DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS (Note 6)	15,479	-

COMMITMENTS AND CONTINGENCIES (Note 14)
Total liabilities	406,324	427,953

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 29,901,048 and 32,894,696 shares issued and outstanding at December 31, 2008 and 2009, respectively (Note 15)	283	311
Additional paid-in capital (Note 15)	271,056	276,305
Accumulated other comprehensive income	24	88
Retained earnings / (Accumulated deficit)	20,688	(29,508)

Total stockholders' equity	292,051	247,196

Total liabilities and stockholders' equity	$698,375	$675,149

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2007	2008	2009

REVENUES:

Revenues (Notes 4 and 11)	$252,259	$257,380	$107,979

EXPENSES:

Voyage expenses (Note 18)	59,414	38,656	3,372
Charter hire expense (Note 6)	94,118	53,684	10,827
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit (Note 6)	(15,610)	(18,707)	(7,799)
Lease termination expense (Note 6)	-	-	15,391
Vessel operating expenses (Note 18)	67,914	67,114	23,739
Dry-docking costs	25,094	10,036	4,602
Vessel depreciation (Note 10)	27,408	32,664	31,585
General and administrative expenses	25,000	31,388	23,835
Gain on sale of vessels (Note 10)	(1,961)	(19,178)	-
Impairment on vessels	-	-	36,638

Operating (loss) income	(29,118)	61,723	(34,211)

OTHER INCOME (EXPENSES):

Interest and finance costs (Notes 12 and 19)	(19,518)	(25,764)	(13,969)
Loss on financial instruments (Note 21)	(3,704)	(12,024)	(2,081)
Interest income	3,248	1,831	235
Other, net	16	(127)	(170)

Total other expenses, net	(19,958)	(36,084)	(15,985)

Net (loss) income	$(49,076)	$25,639	$(50,196)

(Loss) earnings per common share, basic and diluted (Note 17)	$(4.09)	$0.97	$(1.78)

Weighted average common shares outstanding, basic and diluted	11,986,857	25,445,031	28,230,585

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

					Accumulated	Retained
				Additional	Other	Earnings /
	Comprehensive	Common Stock		Paid-in	Comprehensive	(Accumulated
	(Loss) Income	# of Shares	Par Value	Capital	(Loss) Income	Deficit)	Total

BALANCE, December 31, 2006		10,809,701	$108	$116,971	$(6)	$44,125	$161,198

Net loss	$(49,076)					(49,076)	(49,076)
Stock based compensation		213,000	2	933			935
Issuance of common stock, net		9,485,874	95	98,246			98,341
Other comprehensive income
- Accumulated unrecognized actuarial gain	10				10		10

Comprehensive loss	$(49,066)

BALANCE, December 31, 2007		20,508,575	$205	$216,150	$4	$(4,951)	$211,408

Net income	$25,639					25,639	25,639
Stock based compensation		2,521,009	9	5,107			5,116
Cancellation of fractional shares		(279)	-	(2)			(2)
Repurchase and cancellation of common stock (396.949 shares)		(396,949)	(4)	(727)			(731)
Issuance of common stock, net		7,268,692	73	50,528			50,601
Other comprehensive income
- Accumulated unrecognized actuarial gain	20				20		20

Comprehensive income	$25,659

BALANCE, December 31, 2008		29,901,048	$283	$271,056	$24	$20,688	$292,051

Net loss	$(50,196)					(50,196)	(50,196)
Stock based compensation		1,122,249	10	3,457			3,467
Cancellation of fractional shares
Repurchase and cancellation of common stock (358,601 shares)		(358,601)	(4)	(728)			(732)
Issuance of common stock, net		2,230,000	22	2,520			2,542
Other comprehensive income
- Accumulated unrecognized actuarial gain	64				64		64

Comprehensive loss	$(50,132)

BALANCE, December 31, 2009		32,894,696	$311	$276,305	$88	$(29,508)	$247,196

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of U.S. Dollars)

	2007	2008	2009

Cash Flows (used in) provided by Operating Activities:

Net( loss) income	(49,076)	25,639	(50,196)
Adjustments to reconcile net (loss) income to net cash
(used in) provided by operating activities:
Depreciation	28,043	33,474	32,466
Amortization and write off of deferred financing costs	2,081	5,131	2,539
Stock-based compensation expense	935	5,116	3,467
Change in fair value of financial instruments	4,904	10,650	(2,635)
Financial instrument termination payments	-	(7,500)	-
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(15,610)	(18,707)	(7,799)
Amortization of fair value of below market time charter	(1,413)	(21,795)	(3,911)
Loss (gain) on sale of other fixed assets	69	126	165
Gain on sale of vessels	(1,961)	(19,178)	-
Impairment on vessels	-	-	36,638
Provision for doubtful accounts	1,302	3,142	1,017
Decrease (Increase) in:
Trade accounts receivable	10,701	7,834	2,863
Insurance claims	(1,656)	(3,569)	(2,666)
Inventories	(1,498)	6,993	476
Advances to various creditors	2,599	332	373
Prepayments and other	(374)	874	2,340
Increase (Decrease) in:
Accounts payable	6,350	(12,428)	(5,048)
Accrued liabilities	(1,460)	(4,451)	(2,474)
Unearned revenue	4,774	164	(1,039)

Net Cash (used in) provided by Operating Activities	(11,290)	11,847	6,576

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Expressed in thousands of U.S. Dollars)

Cash Flows (used in) provided by Investing Activities:

Principal payments received under capital lease		46,000	-
Principal payments paid under capital lease		(68,828)	-
Advances for vessels acquisition / under construction	(37,343)	(114,260)
Vessel acquisitions	(355,045)	(118,142)	(136,678)
Insurance claims recoveries	1,852	3,447	2,656
Increase in restricted cash	-	(26,075)	-
Decrease in restricted cash	23,500	-	30,331
Net proceeds from sale of vessels	51,975	338,143	-
Net proceeds from sale of fixed assets	74	58	156
Acquisition of other fixed assets	(3,295)	(1,792)	(836)

Net Cash (used in) provided by Investing Activities	(318,282)	58,551	(104,371)

Cash Flows provided by (used in) Financing Activities:

Proceeds from long-term debt	316,851	271,156	111,670
Principal payments of long-term debt	(26,955)	(51,413)	(44,774)
Prepayment of long-term debt	(65,582)	(317,150)	(9,500)
Financial instrument termination payments	-	-	(5,000)
Financial instrument upfront receipt	8,500	1,500	-
Proceeds from issuance of common stock, net of issuance costs	98,341	50,601	2,569
Cancellation of fractional shares	-	(2)	-
Repurchase and cancellation of common stock		(731)	(732)
Payment of financing costs	(5,563)	(4,129)	(2,680)

Net Cash provided by (used in) Financing Activities	325,592	(50,168)	51,553

Net (decrease) increase in cash and cash equivalents	(3,980)	20,230	(46,242)

Cash and cash equivalents at beginning of year	29,992	26,012	46,242

Cash and cash equivalents at end of year	26,012	46,242	-

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid net of capitalized interest	13,731	19,616	16,764

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Fair value of below market time charter	30,612	12,647	-
Amounts owed for capital expenditures at the end of year	1,215	55	52

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

 1.       Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively.

Top Ships Inc. is the sole owner of all outstanding shares of the following subsidiaries with vessels in operations and other active companies as of December 31, 2009:

	Shipowning Companies with vessels in operations at December 31, 2009	Date of Incorporation	Country of Incorporation	Vessel
1	Lefka Shipping Company Limited ("Lefka")	March 2005	Marshall Islands	Dauntless (acquired March 2005)
2	Ilisos Shipping Company Limited ("Ilisos")	April 2005	Marshall Islands	Ioannis P. (acquired November 2005)
3	Amalfi Shipping Company Limited ("Amalfi")	July 2007	Marshall Islands	Amalfi (acquired December 2007) (Note 11)
4	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	Voc Gallant (acquired February 2008) (Note 10, 11)
5	Japan I Shipping Company Limited ("Japan I")	August 2007	Liberia	Pepito (acquired March 2008) (Note 10)
6	Japan II Shipping Company Limited ("Japan II")	August 2007	Liberia	Astrale (acquired May 2008) (Note 10)
7	Japan III Shipping Company Limited ("Japan III")	August 2007	Liberia	Cyclades (acquired December 2007)
8	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	Miss Marilena (delivered February 2009) (Note 9, 10)
9	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	Lichtenstein (delivered February 2009) (Note 9, 10)
10	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	Ionian Wave (delivered March 2009) (Note 9, 10)
11	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	Tyrrhenian Wave (delivered March 2009) (Note 9, 10)
12	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	Britto (delivered May 2009) (Note 9, 10)
13	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	Hongbo (delivered August 2009) (Note 9,10)

	Other Companies	Date of Incorporation	Country of Incorporation	Activity
14	Top Tankers (U.K.) Limited	January 2005	England and Wales	Representative office in London
15	TOP Tanker Management Inc.	May 2004	Marshall Islands	Management Company
16	Ierissos Shipping Inc	November 2008	Marshall Islands	Cash Manager

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
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

During 2007, 2008, and 2009, two, one and three charterers individually accounted for more than 10% of the Company's revenues as follows:

Charterer	Year Ended December 31,
	2007	2008	2009
A	23%	17%	22%
B	10%
C			18%
D			14%

The Company's Manager

TOP Tanker Management Inc. (the "Manager") is responsible for all of the chartering, operational and technical management of the Company's fleet. Each of the Company's ship-owning subsidiaries have entered into a management agreement with the Manager, under which management services are provided in exchange for a fixed monthly fee per vessel.

As of December 31, 2009, the Manager has subcontracted the day to day technical management of certain vessels to unaffiliated ship management companies, V. Ships Management Limited and Interorient Maritime Enterprises Inc. (collectively the "sub-managers"). The sub-managers provide day to day operational and technical services to the Company's vessels at a fixed monthly fee per vessel. Such fees for the years ended December 31, 2007, 2008 and 2009 totaled $1,828, $1,159 and $419 respectively and are reflected in General and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2008 and 2009 the amount due to the sub-managers totaled $702 and $306 respectively and is included in Accounts Payable in the accompanying consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
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

(b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical estimates mainly include impairment of vessels, vessel useful lives and residual values, provision for doubtful accounts and fair values of derivative instruments.

(c)
Foreign Currency Translation: The Company's functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in General and administrative expenses in the accompanying consolidated statements of operations.

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)
Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as an overall cash position as part of a loan agreement, as restricted (Notes 6 and 12).

(f)
Trade Accounts Receivable, net: The amount shown as Trade Accounts Receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2008 and 2009 totaled $3,275 and $1,949, and is summarized as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.       Significant Accounting Policies - (continued):

Provision for doubtful accounts
Balance, December 31, 2006	283
—Additions	1,302
—Reversals / write-offs	(784)
Balance, December 31, 2007	801
—Additions	3,866
— Reversals / write-offs	(1,392)
Balance, December 31, 2008	3,275
—Additions	1,939
— Reversals / write-offs	(3,265)
Balance, December 31, 2009	1,949

(g)
Insurance Claims: Insurance claims, relating mainly to crew medical expenses and hull and machinery incidents are recorded upon collection or agreement with the relevant party of the collectible amount when collectibility is probable.

(h)
Inventories: Inventories consist of bunkers, lubricants and consumable stores which are stated at the lower of cost or market. Cost, which consists of the purchase price, is determined by the first in, first out method.

(i)
Vessel Cost:  Vessels are stated at cost, which consists of the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the accompanying consolidated statements of operations.

(j)
Impairment of Long-Lived Assets: Long-lived assets are reviewed quarterly for impairment or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the carrying value of the related asset exceeds its undiscounted future net cash flows, excluding interest charges expected to be generated by the use of the asset, the carrying value is reduced to its fair value. We did not note for 2007 any events or changes in the circumstances indicating that the carrying amount of our vessels may not be recoverable. Various future looking factors including charter rates and vessel operating costs are included in this analysis. The Company calculates future estimates based on a set of assumptions that takes into account historical and current market data as well historical operating information filtered through management's cumulative knowledge and experience of the company and the shipping market in general. In the fourth quarter of 2008, shipping market conditions deteriorated significantly, mainly in the drybulk sector, as a result of the credit crisis and the resulting slowdown in world trade.  These are conditions that the Company considered to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2008 and determined that the carrying amounts of its vessels held for use were recoverable despite the significant drop in values of drybulk vessels. During 2009, the drybulk market

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.       Significant Accounting Policies - (continued):

stabilized and the charter market recovered resulting in a somewhat recovery in asset values. On the contrary, the product tanker sector, to which the Company is mainly exposed to, experienced a significant drop in charter rates and as a result, a quarter on quarter drop in asset values. Despite these market conditions, on the back of expectations of a recovery in charter rates, similar to the one experienced in the drybulk market in 2009, the Company did not record an impairment charge for the first three quarters of 2009.

During the fourth quarter of 2009, the Company began exploring the re-chartering of its two oldest tanker vessels, M/T Dauntless and M/T Ioannis P, due to their upcoming charter expirations. Based on discussions with charterers the Company had indications that such vessels would need to be re-chartered at significantly lower rates upon expiration of their existing charters. As a result, during the fourth quarter of 2009, the Company performed the undiscounted cash flow test for all of its vessels as of December 31, 2009 and determined that the carrying amounts of these two vessels, M/T Dauntless and M/T Ioannis P were not recoverable by their undiscounted cash flows indicating impairment. The Company measured the impairment loss on the basis of vessels' fair market value determined based on a market approach. The resulting impairment charge of $36,638 for the year ended December 31, 2009 is included in Impairment on vessels, which is separately reflected in the accompanying consolidated statements of operations.

(k)
Assets Held for Sale: It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when: management has committed to a plan to sell the vessels; the vessels are available for immediate sale in their present condition; an active program to locate a buyer and other actions required to complete the plan to sell the vessels have been initiated; the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan to sell indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. No vessels were determined to be held for sale at December 31, 2008 and 2009.

(l)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.        Significant Accounting Policies - (continued):

(m)
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

(n)
Accounting for Dry-Docking Costs: All dry-docking costs are accounted for under the direct expense method, under which they are expensed as incurred and are reflected separately in the accompanying consolidated statements of operations.

(o)	Sale and Leaseback Transactions: The gains on sale of vessel sale and leaseback transactions are deferred and amortized to income over the lease period.

(p)
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

(q)
Pension and Retirement Benefit Obligations—Crew:  The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

(r)
Staff leaving Indemnities – Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2008 and 2009 amounted to $258 and $266, respectively.

(s)
Accounting for Revenue and Expenses: Revenues are generated from bareboat charter, time charter and voyage charter agreements. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.       Significant Accounting Policies - (continued):

which is generally payable monthly in advance, and the customer generally assumes all risk and costs of operation during the charter term. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Profit sharing represents the excess between an agreed daily base rate and the actual rate generated by the vessel every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter the revenues, including demurrages and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel's previous cargo and the charter party date of the current voyage and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the Company when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

When vessels are acquired with time charters attached and the rates on such charters are below market on the acquisition date, the Company allocates the total cost between the vessel and the fair value of below market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimates of the market time charter rate at the time of acquisition. The fair value of below market time charter is amortized over the remaining period of the time charter as an increase to revenues (Note 11).

As is common in the drybulk and tanker shipping industries, we pay commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers.

(t)
Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors, for their services as directors, is included in General and administrative expenses in the consolidated statements of operations. The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares, vested and non-vested are measured at fair value, which is equal to the market value of the Company's common stock on the grant date.

(u)
Earnings / (Loss)  per Share: Basic earnings per share are computed by dividing net income or loss available to common stockholders' by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
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

(w)
Derivatives and Hedging:  The Company records every derivative instrument (including certain derivative instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not applied hedge accounting for its derivative instruments during the periods presented.

The fair value of derivative liabilities was not adjusted for nonperformance risk as the Company, as one of the parties to a derivative transaction expects to be able to perform under the contractual terms of its derivative agreements, such as making cash payments at periodic net settlement dates or upon termination.

(x)
Segment Reporting:. The Company has determined that it operates under two reportable segments, based on the way the Company's CEO reviews operating results, as a provider of international seaborne transportation services, carrying petroleum products and crude oil ("Tanker Fleet") and, drybulk commodities for the steel, electric utility, construction and agri-food industries ("Drybulk Fleet"). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

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

(a)	Fair Value Measurements and Disclosures: Was issued in September 2006 and it addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date". Fair Value Measurement is effective for financial statements issued for fiscal years beginning after

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.        Significant Accounting Policies - (continued):

November 15, 2007. The Company has adopted Fair Value Measurement effective January 1, 2008 and the adoption of this statement did not have a material effect on the Company's financial position, results of operations and cash flows. In February 2008, the effective date was delayed for non financial assets and liabilities, except for items recognized or disclosed at fair value at least once a year, to fiscal years beginning after November 15, 2008. Furthermore, it was amended to cover interim periods within the fiscal years for items within its scope. The Company has adopted the amendment of Fair Value Measurement in the first quarter of 2009, which did not have a material effect on the Company's financial position, results of operations and cash flows. On October 10, 2008, Fair Value Measurement was further amended to clarify the application of Fair Value Measurements, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The amendment was effective upon issuance including prior periods for which financial statements have not been issued. The Company has incorporated this new guidance as it relates to the Company's derivative instruments and impaired vessels (Note 21). The adoption of this amendment did not have a material impact on the Company's financial statements.

(b)
Earnings per share ("EPS"): Was issued in June 2008 and it clarifies that all outstanding non-vested share-based payment awards that contain rights to non forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic earnings per share must be applied. The Company determined that restricted share units granted under its equity incentive plan are participating securities because the restricted share units participate in dividends. The guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Early application is prohibited. It also requires that all prior-period EPS data be adjusted retroactively. The Company has adopted these requirements effective January 1, 2009 and the adoption resulted in a decrease of $0.04 in the basic and diluted earnings per share for the year ended December 31, 2008. When it was retroactively applied to the year ended December 31, 2007 EPS data was not affected due to the fact that the Company incurred net loss and non-vested shares do not participate in losses.

(c)
Derivatives and Hedging: Was issued in March 2008 and is intended to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities by requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and it does not require comparative disclosures for earlier periods at initial adoption. The Company adopted the relevant guidance in the first quarter of 2009 and provided relevant disclosures in Note 21.

(d)
FASB Accounting Standards Codification: Was issued in June 2009 and identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements by establishing two levels of US GAAP: authoritative and nonauthoritative. This is accomplished by authorizing the "FASB Accounting Standards Codification".  On June, 2009, the "FASB Accounting Standards Codification" became the single source of authoritative nongovernmental US GAAP, superseding existing FASB,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.       Significant Accounting Policies - (continued):

American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force
(EITF), and related literature. After that date, only one level of authoritative GAAP exists. All other literature is considered non-authoritative.  The Codification does not change US GAAP; instead, it introduces a new structure-one that is organized in an easily accessible, user-friendly online research system. This new guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009 The Company has adopted the new "FASB Accounting Standards Codification of US GAAP" in the third quarter of 2009 and revised references to US GAAP in these consolidated financial statements to reflect the guidance in the Codification.

(e)
Consolidation of variable interest entities ("VIE"). Was issued in June 2009 and responds to concerns about the application of certain key provisions of then applicable FASB interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The Company is evaluating the impact of this guidance on its consolidated financial statements.

3.        Going Concern:

As of December 31, 2008, the Company was in breach of the minimum asset cover ratio and other vessel value related covenants contained in the Company's loan agreements. As a result of these covenant breaches and cross-default provisions, the Company has classified all its debt as current to the consolidated financial statements. During 2009, the Company received waivers for minimum asset cover as defined by each bank, as well as for adjusted net worth, EBITDA, minimum liquidity and leverage ratio with certain banks, until March 31, 2010, and has amended the terms of its loans.

As of December 31, 2009, the Company was in breach of loan covenants relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, net asset value and asset cover of product tankers with certain banks not previously waived. As a result of these covenant breaches with all the banks, the Company has classified all its debt and financial instruments as current. The amount of long term debt and financial instruments that have been reclassified and presented together with current liabilities amounts to $351,202 and $9,916, respectively (Note 12).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

3.        Going Concern – (continued):

Based on projections for 2010, the Company does not expect that existing cash reserves and cash generated from operations will be sufficient to pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. The main reason for this shortfall is the increased loan repayments, including the repayment in July 2010 of a bridge loan provided by DVB bank for the financing of the delivery installment of M/T Hongbo. Had it not been for the bridge loan, which as of December 31, 2009 amounted to $11,200, cash from operations would have been sufficient to cover working capital requirements and service the debt. As of the date of this annual report, the Company is in discussions with DVB in order to defer part or whole of the bridge loan for at least one year, in which case the Company expects it will meet all its obligations as they fall due. In addition to DVB, the Company is also in discussions with various other financiers that can refinance part or whole of the bridge loan. In the case where the Company is not able to extend or refinance the bridge loan, it will consider whether a sale of an asset is required. The sale and purchase market has been very liquid as of the date of this annual report, and management expects that it will continue being so in the foreseeable future, and given the high quality of assets and charters that the Company has in its portfolio, the sale of a vessel provides with a realistic alternative to the extension or refinancing of the bridge loan.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern, except for the current classification of debt and financial instruments.

The Company believes that it will be able to make loan installments and accumulated or accrued interest payments as they fall due under the existing senior credit facilities and, therefore, its lenders will not demand payment of the loans before their maturity, due to covenant breaches.

4.       Segment Reporting:

The following tables present segment results for the years ended December 31, 2007, 2008 and 2009 respectively:

Year ended December 31, 2007	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total
REVENUES:

Revenues	248,944	1,902	1,413	252,259

EXPENSES:

Voyage expenses	59,253	161	-	59,414
Charter hire expense	94,118	-	-	94,118
Amortization of deferred gain on sale and leaseback of vessels	(15,610)	-	-	(15,610)
Vessel operating expenses	67,225	689	-	67,914
Dry-docking costs	25,094	-	-	25,094
Vessel depreciation	26,560	848	-	27,408
General and administrative expenses	24,550	274	176	25,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.       Segment Reporting – (continued):

Gain on sale of vessels	(1,961)	-	-	(1,961)

Operating (loss) income	(30,285)	(70)	1,237	(29,118)

Interest and finance costs	(17,464)	(2,054)	-	(19,518)

Segment (loss) income	(47,749)	(2,124)	1,237	(48,636)

Fair value change of financial instruments				(3,704)
Interest income				3,248
Other, net				16

Net loss				(49,076)

(1) Unallocated amounts relate to the drybulk vessels' amortization of the fair value of below market time charter contracts acquired of $1,413 less the foreign currency losses, net of $176. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company's resources.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.        Segment Reporting – (continued):
Year ended December 31, 2008	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total
REVENUES:

Revenues	163,995	71,590	21,795	257,380

EXPENSES:

Voyage expenses	34,215	4,441	-	38,656
Charter hire expense	53,684	-	-	53,684
Amortization of deferred gain on sale and leaseback of vessels	(18,707)	-	-	(18,707)
Vessel operating expenses	56,272	10,842	-	67,114
Dry-docking costs	9,450	586	-	10,036
Vessel depreciation	13,867	18,797	-	32,664
General and administrative expenses	23,554	7,935	(101)	31,388
Gain on sale of vessels	(21,347)	2,169	-	(19,178)

Operating income	13,007	26,820	21,896	61,723

Interest and finance costs	(11,888)	(13,876)	-	(25,764)

Segment income	1,119	12,944	21,896	35,959

Fair value change of financial instruments				(12,024)
Interest income				1,831
Other, net				(127)

Net Income				25,639

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.        Segment Reporting – (continued):

Year ended December 31, 2009	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total
REVENUES:

Revenues	47,353	56,715	3,911	107,979

EXPENSES:

Voyage expenses	1,118	2,254	-	3,372
Charter hire expense	10,827	-	-	10,827
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(7,799)	-	-	(7,799)
Lease Termination expense	15,391			15,391
Vessel operating expenses	15,032	8,707	-	23,739
Dry-docking costs	4,543	59	-	4,602
Vessel depreciation	12,580	19,005	-	31,585
General and administrative expenses	15,252	8,518	65	23,835
Impairment on vessels	36,638	-	-	36,638
Operating (loss) income	(56,229)	18,172	3,846	(34,211)

Interest and finance costs	(7,692)	(5,519)	(758)	(13,969)

Segment (loss) income	(63,921)	12,653	3,088	(48,180)

Loss on financial instruments				(2,081)
Interest income				235
Other, net				(170)

Net loss				(50,196)

(1) Unallocated amounts relate to the drybulk vessels' amortization of the fair value of below market time charter contracts acquired of $3,911, bridge loan fees for working capital purposes of $758, less the foreign currency losses, net of $65. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company's resources.

A reconciliation of segment cash flows to amounts presented in the consolidated cash flow statements is as follows for the year ended December 31, 2007:

Year ended December 31, 2007	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Cash paid for vessels	187,360	167,685	-	355,045
Cash paid for advances for vessel acquisition	17,028	20,315		37,343

A reconciliation of segment assets, liabilities and cash flows to amounts presented in the consolidated balance sheets and cash flow statements is as follows for the years ended December 31, 2008 and 2009 respectively:

Year ended December 31, 2008	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Trade accounts receivable, net	4,418	(210)	-	4,208
Vessels, net	79,056	335,459	-	414,515

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.       Segment Reporting – (continued):

Current portion of long-term debt	165,965	176,514	-	342,479
Total assets at December 31, 2008	275,932	351,331	71,112	698,375
Cash paid for vessels	-	118,142	-	118,142
Cash paid for advances for vessel acquisition	114,260	-	-	114,260

(1)	Unallocated mainly relates to cash and cash equivalents and restricted cash of $61,389 and other fixed assets of $6,545, which are not allocated to individual segments.

Year ended December 31, 2009	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Trade accounts receivable, net	318	10	-	328
Vessels, net	326,500	316,453	-	642,953
Current portion of long-term debt	254,547	141,654	2,886	399,087
Total assets at December 31, 2009	337,770	326,270	11,109	675,149
Cash paid for vessels	136,678	-	-	136,678

(1)
Unallocated mainly relates to cash and cash equivalents (including restricted cash) of $2,974, other fixed assets of $6,165, and bridge loan balance for working capital purposes of $2,886, which are not allocated to individual segments.

5.	Transactions with Related Parties:

(a)	Pyramis Technical Co. S.A.: Pyramis Technical Co. S.A., is wholly owned by the father of the Company's Chief Executive Officer and has been responsible for the renovation of the Company's premises. As of December 31, 2008, the total contracted cost amounted to Euro 2,959 or $4,112 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2008), out of which Euro 3,402 or $4,555 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2008) was paid up to December 31, 2008 and is included in the $4,698 renovation works. As of December 31, 2009, the total contracted cost amounted to Euro 3,110 or $4,487 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009), out of which Euro 3,599 or $5,193 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) was paid up to December 31, 2009 and is included in the Euro 3,701 or $5,340 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) renovation works. The renovation works are included in Other fixed assets, net, which are separately presented in the accompanying December 31, 2009 consolidated balance sheet and are depreciated over the lease period, which is 12 years.

Cardiff Marine Inc. ("Cardiff"): Both Cardiff and Sphinx Investment Corp. are controlled by Mr. George Economou who has been a related party since April 2008, when the Company privately placed $7.3 million with various investors (Note 15). As of December 31, 2009, Sphinx Investment Corp. holds approximately 12.56% of the Company's outstanding common stock. Cardiff provides the Company with chartering and sale and purchase brokerage services. During the twelve months ended December 31, 2008 and 2009, Cardiff charged the Company $4,245 and $0 for commissions for vessels' acquisitions, included in Vessels, net. During the twelve months ended December 31, 2008 and 2009, Cardiff charged the Company $570 and $862 for chartering services, included in Voyage expenses. As of December 31, 2008, the amount due to Cardiff was $197, which is included in Accrued Liabilities. As of December 31, 2009 the amount due to Cardiff was $82 out of which $33 is included in Accounts Payable and $49 is included in Accrued Liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.       Leases:

A. LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSEE

i)	Sale and Leaseback of Vessels:

The Company entered into sales and leaseback transactions in 2005 and 2006 as follows:

a)
In 2005, the Company sold vessels M/T Restless, M/T Sovereign, M/T Relentless, M/T Invincible and M/T Victorious. The Company entered into bareboat charter agreements to leaseback the same five vessels for a period of seven years. The Company and the owner/lessor of vessels M/T Invincible, M/T Victorious, M/T Restless and M/T Sovereign mutually agreed to terminate the bareboat charters, following the sale of vessels to third parties. The termination of the bareboat charters became effective upon the vessels' delivery to their new owners, on July 11, 2007, August 27, 2007, September 17, 2007 and August 14, 2008, respectively.

b)
In 2006, the Company sold vessels M/T Flawless, M/T Timeless, M/T Priceless, M/T Stopless, M/T Doubtless, M/T Vanguard, M/T Faithful, M/T Spotless, M/T Limitless, M/T Endless, M/T Stainless, M/T Faultless and M/T Noiseless to three unrelated parties (buyers/lessors) for $550,000; of which 90% or $495,000 was received upon closing of the sale. Simultaneous with the sale of the vessels, the Company entered into bareboat charter agreements to leaseback the same vessels for a period of five to seven years with no lease renewal option. In June 2006 another unrelated party assumed the rights and obligations of one of the buyers/lessors through a novation agreement with no other changes to the terms and conditions of the agreements.

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

Following the sale of M/T Faultless, the Company received part of the seller's credit. Following the sale of M/T Flawless, M/T Timeless, M/T Stopless and M/T Priceless, the Company received part of the seller's credit. Following the termination of the bareboat charters for Limitless, Endless, Stainless, Faultless, Noiseless, Flawless, Timeless, Priceless and Stopless a portion of the sales price (representing 10% of the gross aggregate sales price of the remaining vessels sold and leased back in 2006), has been withheld by the buyers/lessors and to be paid to the Company not later than three months after the end of bareboat charter period or upon the resale of the vessels, if earlier. Consequently, such unpaid sales price was recorded as a receivable at its discounted value. The discount was accreted through deferred gain on sale and leaseback of vessels over the period of the bareboat charter agreements or through the date of the resale of the vessels, if earlier.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.       Leases-(continued):

On June 24, 2009, the Company terminated the bareboat charters, initially entered into as part of the sale and leaseback deal in 2006, and redelivered tanker vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11,750 in termination fees and expenses. In addition to the termination fees and expenses, the Company also paid bareboat hire up to July 15, 2009 of an amount of $1,109 and forfeited its right to receive the Seller's credit, amounting to $7,911 as of the date of termination, which would have been received upon expiration of the bareboat charters in 2011, and the Company has undertaken to pay for the dry-dock of the M/T Spotless which was completed during July 2009. The Company remained the manager of M/T Faithful until April 30, 2010, little after the expiration of its time charter and was reimbursed by the owners for all expenses incurred. The lease termination payments of $11,750 and bareboat hire paid for the period subsequent to the termination of $1,109 are included in the Lease Termination Expenses in the accompanying consolidated statements of operations.

On July 3, 2009 the Company redelivered the tanker vessel M/T Relentless to its owners and paid a termination fee of $2,500 pursuant to a termination agreement signed in April 2009 to terminate the bareboat charter initially entered into as part of the sale and leaseback deal in 2005. In addition to the termination fee the Company had undertaken to perform certain works on the vessel prior to its redelivery which involved additional costs. The termination fee of $2,500 is included in the Lease Termination Expenses in the accompanying consolidated condensed statements of operations. This was the last leased vessel in the Company's fleet.

The bareboat charter agreements the Company entered into in 2005 and 2006 were accounted for as operating leases and the gain on the sale was deferred and was amortized to income over the lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection).

The amortization of the deferred gain on sale and leaseback of vessels and write-off of seller's credit of $15,610, $18,707 and $7,799 for the years ended December 31, 2007, 2008 and 2009, respectively, is separately reflected in the accompanying consolidated statements of operations. For the twelve months ended December 31, 2007, this amount includes accelerated amortization of deferred gain for vessels M/T Restless, M/T Victorious, M/T Invincible of $8,248. The amount also includes $7,362 scheduled amortization of deferred gain on sale and leaseback of the vessels. For the twelve months ended December 31, 2008, this amount includes net expenses related to the sale of the M/T Faultless, M/T Flawless, M/T Priceless, M/T Stopless, M/T Sovereign and M/T Timeless of $12,799 and accelerated amortization of deferred gain for the same vessels of $27,245. The amount also includes $4,431 scheduled amortization of deferred gain from sale and leaseback of vessels and $170 other expenses. For the twelve months ended December 31, 2009 this amount includes $271 of scheduled amortization of deferred gain on sale and leaseback of M/T Relentless and $1,372 of accelerated amortization of deferred gain due to lease termination of M/T Relentless. For the twelve months ended December 31, 2009 the amount also includes $1,348 amortization of deferred gain on sale and leaseback for vessels M/T Faithful, M/T Doubtless, M/T Spotless and M/T Vanguard and $12,719 of accelerated amortization of deferred gain on sale and leaseback of these vessels offset by write-off of the seller's credit of $7,911, due to lease termination effective June, 24, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.        Leases-(continued):

During the years ended December 31, 2007, 2008 and 2009, lease payments relating to the bareboat charters of the vessels were $94,118, $53,684 and $10,827, respectively and are separately reflected as Charter hire expense in the accompanying consolidated statements of operations.

Certain of the sale and leaseback transactions entered into in 2006 contained a requirement to maintain a minimum amount of cash on deposit by the Company during the bareboat charter period. Specifically, the Company maintained consolidated cash balances of $20,000 as at December 31, 2008. On January 8, 2009, the Company entered into a supplemental agreement relevant to the sale and leaseback transactions' financial covenants. Specifically, it was agreed that minimum cash of $5,000 shall be maintained on deposit by the Company, which was released on June 24, 2009, following the termination of the bareboat charters of M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard.

 ii)     Office lease:

In January 2006, the Manager entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vassilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years. As of December 31, 2007, the monthly rent was Euro 120 or $177 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2007) adjusted annually for inflation increase plus 1%. In November 2007, the agreement was amended and the new monthly rent starting February 2008 became Euro 116 or $167 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) with all other terms remaining unchanged. General and administrative expenses for the years ended December 31, 2007, 2008 and 2009 include $2,097, $2,405 and $2,041, respectively, for rent expense.

In February 2007, Top Tankers (U.K) Limited entered into a lease agreement for office space in London. The agreement was for duration of 9 months ending November 2007. The monthly lease was GBP 5 or $10 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2007), payable monthly in advance. In May 2007, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The previous lease agreement was early terminated and therefore the lease was payable up to August 2007. The new lease agreement is valid from June 2007 and shall continue until either party shall give to the other one calendar month written notice. The new annual lease is GBP 20 or $32 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009), payable quarterly in advance. General and administrative expenses for the years ended December 31, 2007, 2008 and 2009 include $129, $38 and $31, respectively, for rent expense.

In November 2009, Top Ships Inc. entered into a lease agreement for office space in London. The agreement is for duration of one year from and including November 15, 2009 to and including November 14, 2010. As of December 31, 2009, the monthly rent is GBP 26 or $42 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009). General and administrative expenses for the year ended December 31, 2009 include $66, for rent expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.       Leases-(continued):

iii)   Future minimum lease payments:

The Company's future minimum lease payments required to be made after December 31, 2009, related to the existing at December 31, 2009 office lease are as follows:

Year ending December 31,	Office Lease
2010	2,081
2011	2,081
2012	2,081
2013	2,081
2014	2,081
2015 and thereafter	6,933
17,338

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

As of December 31, 2009, the Company operated thirteen owned vessels. As of December 31, 2009, five of the vessels were operating under long-term time charters, one under short-tem time charter and seven under bareboat charters.

Future minimum time-charter receipts, based on vessels committed to non-cancellable time and bareboat charter contracts that expire in more than one year, as of December 31, 2009, are as follows:

Year ending December 31,	Time Charter receipts
2010	85,490
2011	68,935
2012	46,720
2013	35,235
2014	31,627
2015 and thereafter	104,223
372,230

On January 11, 2010, the Company announced that it had received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day, rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement.  The Company has been examining this unilateral reduction and intends to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

7.        Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2008	December 31, 2009
Lubricants	795	427
Consumable stores	170	62
	965	489

8.        Prepayments and Other:

  The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2008	December 31, 2009
Prepaid expenses	1,087	310
Other receivables	3,637	2,074
	4,724	2,384

9.	Advances for Vessels under Construction:

In October 2006, the Company entered into an agreement for the construction of six Handymax Product / Chemical tankers. The total contract price was $285,365 and was payable in five installments as follows: 15% was payable upon arrangement of the refund guarantee, 15% was payable upon commencement of steel cutting, 20% was payable upon keel laying, 20% was payable upon launching and 30% upon delivery of the vessel. The vessels' construction was partially financed from long-term bank financing discussed in Note 12. The first installment for the six vessels of $42,807 was paid in December 2006 and January 2007. The second installment for all vessels, the third installment for five vessels and the fourth installment for two vessels in an aggregate amount of $109,229 was paid during 2008. The third installment for one vessel, the fourth installment for four vessels and the delivery installment for six vessels in an aggregate amount of $133,329, was paid during 2009. All vessels were delivered as of December 31, 2009.

The advances for vessels acquisitions / under construction as of December 31, 2007, 2008 and 2009 are analyzed as follows:

	Construction installments	Acquisitions	Capitalized interest	Capitalized costs	Total
Balance, December 31, 2007	42,807	20,250	2,695	274	66,026
- Transfer to vessel cost / obligations under capital lease	-	(20,250)	-	(65)	(20,315)
- Additions	109,229	-	3,873	1,158	114,260
Balance, December 31, 2008	152,036	-	6,568	1,367	159,971
- Transfer to vessel cost	(285,365)		(8,029)	(3,267)	(296,661)
- Additions	133,329		1,461	1,900	136,690
Balance, December 31, 2009	-	-	-	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

10.     Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2007	598,266	(44,375)	553,891
—Acquisitions	219,934	-	219,934
—Disposals	(371,039)	44,393	(326,646)
—Depreciation	-	(32,664)	(32,664)
Balance, December 31, 2008	447,161	(32,646)	414,515
—Acquisitions	296,661		296,661
—Depreciation		(31,585)	(31,585)
—Impairment	(56,257)	19,619	(36,638)
Balance, December 31, 2009	687,565	(44,612)	642,953

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

In June 2008, the Company entered into agreements to sell vessels M/T Edgeless, M/T Ellen P, M/T Limitless and M/T Endless to unrelated parties for a total consideration of $193,000. The M/T Edgeless was delivered to its new owners on July 10, 2008, while the remaining three vessels were delivered to their new owners in early September 2008. A gain from these sales of $19,439 was recognized upon vessels' deliveries.

During 2009, the Company took delivery of six product / chemical tankers M/T Miss Marilena, M/T Lichtenstein, M/T Ionian Wave, M/T Tyrrhenian Wave, M/T Britto, and M/T Hongbo for a total book value of $296,661.

During the year ended December 31, 2009, the Company recorded an impairment charge of $36,638 relating to vessels M/T Dauntless and M/T Ioannis P.

11.	Fair Value Of Below Market Time Charter:

In November and December 2007 and February 2008, the Company acquired drybulk vessels M/V Bertram, M/V Amalfi and M/V Voc Gallant, respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43,259, which is reflected in Fair Value of Below Market Time Charter on the accompanying consolidated balance sheets. The liability is amortized to revenues over the remaining period of the time charter contracts on a straight-line basis. Following the sale of the M/V Bertram, on April 16, 2008, the then unamortized fair value of below market time charter of $16,140 was written-off to the loss from the sale of vessel. For the year ended December 31, 2007, 2008 and 2009, the amortization of the fair value of the time charter contracts totaled $1,413, $21,795 and $3,911, respectively and is included in Revenues in the accompanying consolidated statement of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower / Vessel(s)	December 31,	December 31,
	2008	2009
RBS
The Company / Dauntless, Ioannis P	60,599	50,466
HSH
Amalfi / Amalfi	24,570	22,461
Jeke / Papillon (ex VOC Gallant)	28,074	23,991
Warhol / Miss Marilena	22,697	37,907
Indiana / Tyrrhenian Wave	16,266	27,525
Britto / Britto	16,266	33,714
DVB
Banksy / Ionian Wave	16,169	32,132
Hongbo / Hongbo	9,479	25,534
Hongbo / Bridge Loan	-	10,374
Japan II / Astrale	40,532	27,458
ALPHA
Japan III / Cyclades	36,816	27,854
Lichtenstein / Lichtenstein	24,489	36,896
EMPORIKI
Japan I / Pepito	46,522	39,889

CAPE MANUEL SHIPPING COMPANY LIMITED
The Company	-	2,886
Total	342,479	399,087
Less-current portion	(342,479)	(399,087)
Long-term portion	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.	Long-term Debt-(continued):

(a)     RBS:

At December 31, 2009, the Company had a revolving credit facility outstanding of $50,777, maturing in August 2013, excluding unamortized financing fees of $311, with no undrawn amount. The revolving credit facility bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 2.5%). The applicable interest rate as of December 31, 2009 is 2.75%.

The facility contained various covenants, including (i) security value maintenance whereby the market value of the vessels and the market value of any additional security is required to be greater than or equal to 130% of the outstanding loan and the fair value of outstanding swaps, (ii) market value adjusted net worth required to be greater than or equal to $250,000 and greater than to 35% of total assets, and (iii) EBITDA required to be greater than 120% of fixed charges, (iv) minimum liquid funds of $10,000 or $500 per group vessel and (v) a minimum balance of $5,000 to be maintained in the operating accounts.

On July 31, 2009, the Company amended the loan with RBS to (i) waive the minimum security covenant until March 31, 2010, (ii) amend the repayment schedule, (iii) decrease the operating account balance to be maintained with RBS from $5,000 to $200, (iv) amend the definition of the EBITDA waiver to exclude one-off lease termination fees, (v) adjust the margin to 2.5% and (vi) add a cash sweep mechanism whereby a certain amount of cash earned by M/T Ioannis P and M/T Dauntless will be applied in the inverse order of maturity to the amount outstanding under the loan agreement.

On August 28, 2009 the Company signed a side letter to the agreement with RBS whereby, at any time after June 29, 2009, the group liquidity should not be less than $15,000, of which a minimum of $5,000 or $385 per group vessel should be unencumbered.

As of December 31, 2009, the Company was not in compliance with the security value maintenance covenant, for which it has received a waiver until March 31, 2010, the EBITDA covenant and the minimum liquid funds covenant. The Company is currently in discussions with the bank in relation to these breaches

(b)     HSH:

As of December 31, 2009, the Company's subsidiaries had a total outstanding balance with HSH of $147,401, excluding unamortized financing fees of $1,803, under two facilities (bulker financing and product tanker financing), as follows:

Bulker Financing

Amalfi: At December 31, 2009, Amalfi had a loan outstanding of $22,658, maturing in December 2014, excluding unamortized financing fees of $197, which bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 2.5%). The applicable interest rate as of December 31, 2009 is 2.75%.

Jeke: At December 31, 2009, Jeke had a loan outstanding of $24,282, maturing in February 2015, excluding unamortized financing fees of $291,which bears interest at LIBOR plus a margin (as of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.	Long-term Debt-(continued):

December 31, 2009 the margin was 2.5%). The applicable interest rate as of December 31, 2009 is 2.78%.

The facility contained various covenants, including (i) asset maintenance whereby the fair market value of the vessel and the fair value of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of the outstanding swaps. As per the initial loan agreement the minimum required percentage had been set at 130% for the first four years and 135% from then on until maturity. During 2008 these figures were adjusted to 140% and 145% respectively as a result of waiver received for a breach of the EBITDA covenant, (ii) market value adjusted net worth required to be greater than or equal to $250,000 and greater than 35% of total assets, and (iii) EBITDA greater than 120% of fixed charges, (iv) minimum liquid funds of $25,000 or $500 per group vessel. During 2008 minimum liquid funds were adjusted to $30,000 as a result of waiver received for a breach of the EBITDA covenant, (v) No dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

On May 11, 2009, the Company amended the loan with HSH. The loan amendment, among other things, provides for the following: (i) The Company to maintain a pledged amount of $6,549, which is applied against future installments of the bulker financing starting from August 2009; 50% pro rata against the 12 installments starting from August 2009, and 50% pro rata against all remaining installments of the facility including the balloon payment, starting from August 2009. This pledge, amounted to $4,807 and $3,784 as of December 31, 2009 and as of June 16, 2010, respectively (ii) increase in margin of bulker financing from 1.35% to 2.50% from March 24, 2009 until March 31, 2010 and after March 31, 2010, (1) 1.00% while each of the Vessels are employed under time charter party agreements acceptable to the Agent for periods of at least twelve months and (2) 1.125% at all other times. As of the date of this annual report, due to covenant breaches, the margin continues being 2.5%. Once covenant breaches have been rectified, the margin will be reset to the loan agreement levels, (iii) waiver for asset maintenance until March 31, 2010. Thereafter, the required percentage will be adjusted to that of the initial loan agreement, (iv) amendment of adjusted net worth up to March 31, 2010 and replacement of the minimum of $250,000 by $125,000 and the minimum of 35% by 15%, (v) waiver for EBITDA to fixed charges until March 31, 2010 and at all times thereafter, EBITDA greater than 120% of fixed charges, (vi) amendment of minimum liquid funds to $25,000 until March 31, 2010, inclusive of all pledged deposits and cash held with all banks and afterwards minimum liquid funds of $25,000 or $500 per group vessel, (vii) cross collateralization of the two facilities.

As of December 31, 2009, the Company was not in compliance with the asset maintenance and the EBITDA covenant, for which it has received a waiver until March 31, 2010. Furthermore, the Company was not in compliance with the adjusted net worth and the minimum liquid funds covenants. The facility provides that default rate of two percent (2%) on top of the applicable rate shall apply for as long as there is an event of default. As of the date of this annual report, HSH has not imposed such a rate on any of the two facilities.

The Company is currently in discussions with the bank in relation to these breaches.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

Product Tanker Financing

Warhol: At December 31, 2009, Warhol had a loan outstanding of $38,345, maturing in February 2019, excluding unamortized financing fees of $438,which bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 2.0%). The applicable interest rate as of December 31, 2009 is 2.58%.

Indiana: At December 31, 2009, Indiana had a loan outstanding of $27,957, maturing in March 2019, excluding unamortized financing fees of $432, which bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 2.0%). The applicable interest rate as of December 31, 2009 is 2.65%.

Britto: At December 31, 2009, Britto had a loan outstanding of $34,159, maturing in May 2019, excluding unamortized financing fees of $445, which bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 2.0%). The applicable interest rate as of December 31, 2009 is 2.56%.

The facility contained various covenants, including (i) asset maintenance whereby the fair market value of the vessel and vessels and of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of outstanding swaps. As per the initial loan agreement the minimum required percentage had been set at 120% for the first four years and 125% from then on until maturity. During 2008, these initial required percentage was adjusted to 125% as a result of waiver received for a breach of the EBITDA covenant, (ii) market value adjusted net worth required to be greater than or equal to $250,000 and greater than or equal to 35% of total assets, and (iii) EBITDA required to be greater than 120% of fixed charges, (iv) minimum liquid funds of $25,000 or $500 per group vessel.

During 2008 minimum liquid funds were adjusted to $30,000 as a result of waiver received for a breach of the EBITDA covenant v) No dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

On May 11, 2009, the Company amended the loan with HSH. The loan amendment, among other things, provides for the following: i) amendment of the minimum required percentage, which has been set at 125% until March 31, 2010, at 120% from April 1, 2010 until the fourth anniversary of this Credit Facility Agreement (October 2012) and at 125% at all times thereafter, ii) amendment of the market value adjusted net worth to $125,000 up to March 31, 2010 and to 15% of total assets up to March 31, 2010, iii) waiver of EBITDA covenant up to March 31, 2010, iv) amendment of the minimum liquid funds to $25,000 until March 31, 2010, inclusive of all pledged deposits and cash held with all banks and afterwards minimum liquid funds of $25,000 or $500 per group vessel, v) increase in margin of Product Tanker Financing from 1.75% to 2.0% until 31 March 31, 2010, thereafter the margin will be reduced to 1.75% until maturity of the loan while each of the vessels is employed under time charter party agreements acceptable to the lender for periods of at least twelve (12) months and 1.125% per annum at all other times. As of the date of this annual report, due to covenant breaches, the margin continues being 2.0%. Once covenant breaches have been rectified, the margin will be reset to the loan agreement levels, vi) a restructuring fee of $150.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

As of December 31, 2009, the Company was not in compliance with the EBITDA covenant, for which it has received a waiver until March 31, 2010. Furthermore, the Company was not in compliance with the asset maintenance, the adjusted net worth and the minimum liquid funds covenants.  The facility provides that default rate of two percent (2%) on top of the applicable rate shall apply for as long as there is an event of default. As of the date of this annual report, HSH has not imposed such a rate on any of the two facilities.

The Company is currently in discussions with the bank in relation to these breaches.

  (c)     DVB:

As of December 31, 2009, the Company's subsidiaries had a total outstanding balance with DVB of $98,051, excluding unamortized financing fees of $2,553, under two facilities (bulker financing and product tanker financing).

Bulker Financing

Japan II: At December 31, 2009, Japan II had a loan outstanding of $28,000, maturing in October 2015, excluding unamortized financing fees of $542, which bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 1.5%). The applicable interest rate as of December 31, 2009 is 2.12%.

The facility contained various covenants, including (i) asset maintenance whereby the fair market value of the vessel and of any additional security is required to be greater than or equal to 140% of the outstanding loan and swaps for the first two years and 130% thereafter, (ii) a Net Asset Value that is required to be greater than 125,000, (iii) Stockholder's equity required to be greater than $100,000, and (iv) minimum cash balances of $25,000.

On March 24, 2009, the Company signed a waiver letter and on July 31, 2009 the Company signed an amendment to its $80,000 newbuildings loan which contained certain provisions affecting the drybulk facility. This waiver letter and the amendment of the $80,000 loan agreement, among other things, provide for the following: (i) asset maintenance whereby the fair market value of the mortgaged vessels under the bulker and the product tanker financing and of any additional security is required to be greater than or equal to 100% until March 31, 2010, 105% until March 31, 2011, 110% until March 31, 2012 and 120% thereafter of the outstanding loan (excluding Top Up Loan) and the fair value of the outstanding swaps (ii) amendment of Net Asset Value covenant to $0 up to March 31, 2010, to be calculated on an annual basis (every 31st of December) except for June 30, 2010, (iii) minimum cash balance of $20,000 as per the waiver letter dated March 24, 2009, which then became $5,000 unencumbered up to September, 30, 2010 and thereafter $25,000 or $500 per vessel ($250 per vessel as cash in hand may be included), according to the amendment of the newbuildings loan, (iv) a cash sweep mechanism for the period commencing after the end of April 2010 until the maturity of the loan agreement whereby 60% of any excess cash earned by the M/V Astrale will be applied in the inverse order of maturity to the amount outstanding under the loan agreement. Excess cash is defined as net earnings less: (i) aggregate operating expenses and general and administrative capped at $10,000 per day as adjusted for an annual increase of 3%, (ii) scheduled installment repayments and (iii) interest costs. The cash sweep mechanism will cease to apply in the event the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

ratio of the vessel's charter free fair market value over the outstanding loan is equal or greater than 140% for a period of more than 3 consecutive months, v) change in the repayment schedule of the loan, vi) a restructuring fee of $80 on top of the $240 fee provided in the loan agreement for renewing the drybulk  facility.

As of December 31, 2009, the Company was not in compliance with the net asset value and the minimum cash balance covenants. The Company is currently in discussions with the bank in relation to these breaches.

Product Tanker Financing

Banksy: At December 31, 2009, Banksy had a loan outstanding of $32,695, excluding unamortized financing fees of $563, which bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 1.75%). The applicable interest rate as of December 31, 2009 is 2.35%.

Hongbo: At December 31, 2009, Hongbo had a loan outstanding of $26,156, excluding unamortized financing fees of $622, which bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 1.55%). The applicable interest rate as of December 31, 2008 is 2.15%.

Top Up Loan: On July 31, 2009, the Company amended its $80,000 product tanker facility with DVB in order to take account of a bridge loan of $12,512 used in the financing of the delivery installment of the M/T Hongbo. As of December 31, 2009 the outstanding amount was $11,200, excluding unamortized financing fees of $826, which bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 6%). The applicable interest rate as of December 31, 2009 is 6.6%. The bridge loan is payable in full on July 30, 2010. Furthermore, the facility includes a cash sweep mechanism whereby 100% of the aggregate of any excess cash being hire earned by M/T Hongbo and M/T Ionian Wave above capital repayments in connection with the relevant loan tranches and interest expenses in connection with relevant tranches and the Top Up Loan, is applied on a quarterly basis as prepayment against the outstanding Top Up Loan, starting on September 16, 2009.

During 2009, the Company has prepaid a total amount of $1,313 of the Top Up Loan in accordance with the cash sweep mechanism. In March and June 2010, the Company prepaid an additional amount of $550 and $587, respectively.

In connection with this amendment and bridge loan, we issued 12,512,400 common shares to Hongbo Shipping Company Limited, our wholly owned subsidiary, who pledged these shares in favor of DVB. This pledge was granted as security and must remain in an amount equal to 180% of the outstanding bridge loan, which amount will be tested at the end of each quarter. We also agreed to file a registration statement for the resale of the Hongbo Shipping shares and use our best efforts to keep the registration statement effective during the security period. Based on fair value of Company's common stock and outstanding balance of the loan measured at December 31, 2009, the Company is required to issue and pledge 7,447,756 additional shares of common stock. As of March 31, 2010, this amount increased to 9,756,488.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

The facility contained various covenants, including (i) asset maintenance whereby the fair market value of the vessel is required to be greater than or equal to 110% of the outstanding loan for the predelivery period, 115% for the first five years and 125% thereafter, (ii) a Net Asset Value that is required to be greater than $225,000, (iii) Stockholder's equity required to be greater than $180,000, (iv) minimum cash balances of the higher of $25,000 or $500 per group vessel, and (v) Interest cover ratio of no less than 1.2 times (defined as EBITDA divided by interest expense) pre delivery and 1.5 times post delivery.

On March 24, 2009, the Company signed a waiver letter and on July 31, 2009 the Company signed an amendment to its $80,000 newbuildings loan. This waiver letter and the amendment of the $80,000 loan agreement, among other things, provides for the following: (i) asset maintenance whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 115% for the first five years, up to August, 2014 and 125% thereafter of the outstanding loan (excluding Top Up Loan) and the fair value of the outstanding swaps. In case of breach of the minimum security cover, the borrowers would be obliged to reduce the tranche relating to M/T Ionian Wave and M/T Hongbo by 55% and 45% of shortfall respectively and increase the Top Up Loan by the shortfall. Thereafter, in case the security cover shows an excess by at least $1 million, the tranche relating to M/T Ionian Wave and M/T Hongbo to be increased by 55% and 45% of the shortfall and the Top Up Loan to be reduced by the shortfall, (ii) amendment of Net Asset Value covenant to $0 up to March 31, 2010, to be calculated on an annual basis (every 31st of December) except for June 30, 2010, (iii) minimum cash balance of $20,000 as per the waiver letter dated March 24, 2009, which then became $5,000 unencumbered up to September, 30, 2010 and thereafter $25,000 or $500 per vessel ($250 per vessel as cash in hand may be included), according to the amendment of the newbuildings loan, (iv) amendment of Interest cover ratio.

According to notice received from DVB, as of March 16, 2010, the Company was not in compliance with the minimum security cover for an amount of $2,959 based on valuations dated December 31, 2009. The Company reduced the tranche relating to M/T Ionian Wave by $1,627 and the tranche relating to M/T Hongbo by $1,332 representing the 55% and the 45% of shortfall respectively and increased the Top Up Loan by $2,959.

Additionally, as of December 31, 2009, the Company was not in compliance with the net asset value and the minimum cash balance covenants. The Company is currently in discussions with the bank in relation to these breaches.

(d)     ALPHA:

As of December 31, 2009, the Company's subsidiaries had a total outstanding balance with ALPHA of $65,200, excluding unamortized financing fees of $450 under two facilities (bulker financing and product tanker financing).

Bulker Financing

Japan III: At December 31, 2009, Japan III had a loan outstanding of $28,000, maturing in December 2015, excluding unamortized financing fees of $146 , which bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 3.0%). The applicable interest rate as of December 31, 2009 is 3.31%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

The facility contained various covenants, including (i) asset maintenance whereby the fair market value of the vessel and any additional security is required to be greater than or equal to 130% of the outstanding loan, (ii) market value adjusted net worth greater than or equal to $250,000 (iii) book equity (total assets less consolidated debt) required to be greater than $100,000, and (iv) minimum cash balances of $25,000.

On April 3, 2009, the Company signed a supplemental agreement with Alpha. The supplemental agreement, among other things, provides for the following: (i) a cash pledge of $4,000 to be maintained with the lender; this amount will be applied towards the financing in case of renegotiation or cancellation of the existing time charter agreement of M/V Cyclades. $2,000 of the pledged cash will be released on December 31, 2009 subject to the above and no other event of default. The remaining $2,000 will be released on March 31, 2010 given that: a) no renegotiation or cancellation of the existing time charter agreement will be effected until then, b) no event of default has occurred in the respective loan facility. As of the date of this annual report, due to covenant breaches, the cash pledge has not been released, (ii) increase in margin from 1.30% to 2.50%, (iii) minimum liquidity is reduced to $15,000 from $25,000 until March 31, 2010, (iv) waivers of the asset maintenance and the adjusted net worth covenants up to March 31, 2010, (v) cross collateralization of this facility with the facility under (g).

On May 21, 2009, the Company signed a second supplemental agreement with Alpha, whereby Alpha agreed to replace the requirement contained in the first supplemental agreement regarding the registration of a second mortgage over the M/T Lichtenstein with an addendum to such mortgage.

On November 25, 2009, the Company signed a third supplemental agreement with Alpha. The third supplemental agreement mainly provides for the following: i) increase in margin from 2.5% to 3% from September 17, 2009 up to March 31, 2010. Thereafter, the margin would be adjusted to 2.25%. As of the date of this annual report, due to covenant breaches, the margin continues being 3%, ii) minimum liquidity is waived from the date of this agreement up to March 31, 2010.

As of December 31, 2009, the Company was not in compliance with the asset maintenance, the adjusted net worth and the minimum cash balance covenants, for which it has received waivers until March 31, 2010. The Company is currently in discussions with the bank in relation to these breaches.

Product Tanker Financing

Lichtenstein: At December 31, 2009, Lichtenstein had a loan outstanding of $37,200, maturing in February 2019, excluding unamortized financing fees of $304, which bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 3.0%). The applicable interest rate as of December 31, 2009 is 3.31%.

The facility contained various covenants, including (i) asset maintenance whereby the fair market value of the vessel and any additional security is required to be greater than or equal to 130% of the outstanding loan, (ii) market value adjusted net worth required to be greater than or equal to $250,000 (iii) book equity (total assets less consolidated debt) required to be greater than $100,000, and (iv) minimum cash balances of $25,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

On February 23, 2009, the Company signed a first supplemental agreement with Alpha to take account of the replacement of the initial bareboat charterer (Daelim H&L Co., Ltd.) by Daelim Corporation following the latter's merger ..

On April 3, 2009, the Company signed a second supplemental agreement with Alpha. The second supplemental agreement, among other things, provides for the following: i) increase in margin from 1.65% to 2.25%, iii) minimum liquidity is reduced to $15,000 from $25,000 until March 31, 2010, iv) waivers of the asset maintenance and the adjusted net worth covenants up to March 31, 2010, v) cross collateralization of  this facility with the facility under (c).

On November 25, 2009, the Company signed a third supplemental agreement with Alpha. The third supplemental agreement mainly provides for the following: i) increase in margin from 2.25% to 3% from October 26, 2009 up to March 31, 2010. Thereafter, the margin would be adjusted to 2.25%, As of the date of this annual report, due to covenant breaches, the margin continues being 3%, ii) minimum liquidity is waived from the date of this agreement up to March 31, 2010.

As of December 31, 2009, the Company was not in compliance with the asset maintenance, the adjusted net worth and the minimum cash balance covenants, for which it has received waivers until March 31, 2010. The Company is currently in discussions with the bank in relation to these breaches

(e)     EMPORIKI:

At December 31, 2009, Japan I had a loan outstanding of $39,988, maturing in March 2015, excluding unamortized financing fees of $99, which bears interest at LIBOR plus a margin (as of December 31, 2009 the margin was 2.5%). The applicable interest rate as of December 31, 2009 is 2.76%.

The facility contained various covenants, including (i) asset maintenance whereby the fair market value of the vessel and of any additional security is required to be greater than or equal to 125% of the outstanding loan ad swap, (ii) leverage ratio (total liabilities divided by total assets adjusted for fair market values of vessels) required to be less than 75% (iii) Interest cover ratio of no less than 2.5 times, (iv) minimum cash balances of no less than the aggregate of next 6 months of senior debt principal payments and (v) maintenance in the earnings account of average monthly balances of $1,000.

On August 5, 2009, the Company signed a supplemental agreement with Emporiki. The supplemental agreement, among other things, provides for the following: i) waiver of the minimum security requirement up to March 31, 2010, ii) waiver of the maximum leverage ratio up to March 31, 2010, iii) increase in margin from 1.1 to 2.5% from March 31, 2009 until March 31, 2010 and to 1.75% thereafter. As of the date of this annual report, due to covenant breaches, the margin continues being 2.5%.

As of December 31, 2009, the Company was not in compliance with the asset maintenance and the minimum leverage ratio covenants, for which it has received waivers until March 31, 2010 and the minimum liquid funds covenant. The Company is currently in discussions with the bank in relation to these breaches.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

Other loans

On July 27, 2009, the Company entered into an unsecured bridge loan financing facility with an unrelated party. The purpose of this loan was to provide working capital financing due to the temporary liquidity shortage experienced following the termination of the leases and the delivery of six newbuilding vessels during 2009. The loan was of a principal amount of Euro 2,500 or $3,607 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009), had a term of three months and carried a margin of 9.0% per annum. On July 29, 2009 an amount of Euro 1,000 or $1,443 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) was drawn down.  On September 14, 2009, the Company amended the bridge loan financing facility by changing the drawdown schedule of the principal amount and undertaking to repay each advance along with relevant interest and fees accrued in connection with the facility within three months from its drawdown. On September 24, 2009 an amount of Euro 1,000 or $1,443 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) was draw down. On October 29, 2009, the Company further amended the bridge loan financing facility by changing the repayment schedule and undertaking to repay the first advance including relevant interest and fees accrued, on January 29, 2009. As of December 31, 2009 the Company had an undrawn amount of Euro 500 or $721 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) to be drawn within three months from the second advance. On January 14, 2010, the loan was further amended by changing the loan principal to Euro 4,000 or $5,771(based on the U.S. Dollar/Euro exchange rate as of December 31, 2009), by allowing an additional drawdown of $1,500. The repayment schedule of the loan was also amended to allow repayment of all outstanding advances along with accrued interest and finance costs by April 15, 2010 in cash or shares or combination as demanded by lender. On April 15, 2010, the Company repaid the first advance of Euro 1,000 or $1,364 (based on the U.S. Dollar/Euro exchange rate as of April 15, 2010) along with all accrued interest and finance costs by then. Finally, the repayment of the second drawdown and relevant accrued interest from April 15, 2010 was extended up to July 31, 2010.

As of December 31, 2009, an amount of Euro 460 or $664 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) related to fees connected with the loan is included in the interest and finance costs in the accompanying consolidated statements of operations.

Loans Securities: The loans are secured as follows:

•Mortgages over the Company's vessels;
•Assignments of insurance and earnings of the mortgaged vessels;
•Corporate guarantee of TOP Ships Inc;
•Pledge over the earnings accounts of the vessels.

Debt Covenants:

As of December 31, 2008, the Company was not in compliance with certain covenants. In accordance with guidance relating to Debt and more specifically "Classification of Obligations that are Callable by the Creditor", the Company has classified all its debt and financial instruments as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Long-term Debt-(continued):

current at December 31, 2008 as a result of noncompliance with loan covenants and cross default provisions included in guarantees provided by the Company to financing institutions in favor of its subsidiaries. A cross default provision means that if the Company defaults on one loan it immediately defaults on all loans that contain such a provision. As of December 31, 2009, the Company was in breach of loan covenants relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, the net asset value and the asset cover of product tankers with certain banks.  As a result of these covenant breaches with all the banks, the Company has classified again all its debt and financial instruments as current.

Interest Expense: Interest expense for the years ended December 31, 2007, 2008 and 2009, amounted to $16,562, $18,270 and $11,009 respectively and is included in interest and finance costs in the accompanying consolidated statements of operations (Note 19).

Financing Costs: The additions in deferred financing costs amounted to $4,129 and $3,219 during the years ended December, 31 2008 and 2009. For 2009 this figure is mainly due to obtaining loan covenant waivers.

The weighted average interest rates, as of December 31 2008 and 2009, excluding all swaps, were 4.41% and 2.84%, respectively.

Scheduled Principal Repayments: The annual principal payments required to be made after December 31, 2009, are as follows:

Year ending December 31,	Amount
2010	404,303
Excluding unamortized financing fees	(5,216)
399,087

13.	Other current Liabilities:

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

On December 30, 2008, the Company signed an agreement with the counterparty terminating the interest rate derivative product against a one-off termination payment of $5,000 by the Company. As of December 31, 2008 the Company classified the $5,000 termination payment within its current liabilities representing the fair value of the interest rate derivative product as of that date. This payment was made on January 5, 2009 (Note 21).

14.     Commitments and Contingencies:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

14.     Commitments and Contingencies-(continued):

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

15.     Common Stock and Additional Paid-In Capital:

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

Share Repurchase Program: During the fourth quarter of 2008, the Board of Directors authorized a share repurchase program up to $20 million for a share price of not more than $2.50 per share with a duration of one year.

Share repurchases started during the fourth quarter of 2008 and the transactions were open market based through the NASDAQ under Rule 10b-18 of the Exchange Act.

As at December 31, 2008, the Company has repurchased and cancelled an amount of 396,949 shares from the open market. As a result, the Company's common stock and additional paid-in capital were reduced by $4 and $727 respectively.

The Company continued its repurchase program until February 3, 2009. During the first two months of 2009 the Company repurchased an amount of 358,601 shares from the open market. As a result, the Company's common stock and additional paid-in capital were reduced by $4 and $728 respectively

All the outstanding shares that have been repurchased under this program are held initially as treasury stock and are subsequently cancelled. Consequently, the outstanding amount of 358,601 shares was cancelled effective as of February 25, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

15.     Common Stock and Additional Paid-In Capital – (continued):

Issuance of common stock: On July 1, 2009, the Company entered into a standby equity distribution agreement (the "SEDA") with YA Global Master SPV Ltd.

Under the SEDA the Company issued an amount of 2,230,000 shares of common stock. As a result, the Company's common stock and additional paid-in capital were increased by $22 and $2,520, respectively as of December 31, 2009, net of issuance costs. The total net proceeds, after commissions, amounted to $2,936.

16.     Stock Incentive Plan:

Starting on July 1, 2005 and on various grant dates (the "grant dates") thereafter, as outlined below, the Company granted shares pursuant to the Company's 2005 Stock Incentive Plan as from time to time amended ("the Plan"), which was adopted in April 2005 to provide certain key persons (the "Participants"), on whose initiatives and efforts the successful conduct of the Company's business depends, and who are responsible for the management, growth and protection of the Company's business, with incentives to: (a) enter into and remain in the service of the Company, a Company's subsidiary, or Company's joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term performance of a Company subsidiary or Company joint venture. The granted shares have no exercise price and constitute a bonus in nature.

In the case where restricted shares were granted, there were signed "Restricted Stock Agreements" between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the shares, subject to the following restrictions:

i.
Grants to Company's CEO. The Company's CEO shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the shares other than to a company, which is wholly owned by the Company's CEO. The restrictions lapse on the earlier of (i) the time specified in the relevant Restricted Stock Agreement or (ii) the termination of the Company's CEO employment with the Company for any reason. As the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

ii.
Grants to Other Participants. The Participants (officers, independent and executive members of the Board, Company's employees and consultants) shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the shares. The restrictions lapse on the time specified in the relevant Restricted Stock Agreement conditioned upon the Participant's continued employment with the Company from the date of the agreement until the date the restrictions lapse (the "vesting period").

In the event the Participant's employment with the Company terminates for any reason before the end of the vesting period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. Dividends earned during the vesting period will not be returned to the Company, even if the unvested shares are ultimately forfeited. As these Shares granted to other than

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

16.	Stock Incentive Plan – (continued):

the CEO Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

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

The shares vest proportionally over a period of 4 years in equal installments.

On January 22, 2008, the Company granted 197,560 restricted shares pursuant to the Plan. These Shares were granted to two officers and employees and proportionally vest over a period of four years in equal annual installments.

On July 1, 2008, 500,000 restricted shares were granted to the Company's CEO. 125,000 shares were vested on the grant date and the remainders of the shares are vested over a period of three years in equal annual installments beginning one year from the grant date. However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

On July 10, 2008, the Company granted to an officer 2,666 restricted shares pursuant to the Plan. The shares vested over a period of 6 months.

On September 2, 2008, the Company granted to an officer 2,666 restricted shares pursuant to the Plan. The shares vested over a period of 6 months.

On September 2, 2008, the Company granted to an employee 10,000 restricted shares pursuant to the Plan. The shares vest over a period of 3 years.

On September 2, 2008, the Company granted to the non-executive directors 375,000 restricted shares pursuant to the Plan. The shares vest over a period of 5 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

16.     Stock Incentive Plan – (continued):

On September 4, 2008, the Company's CEO waived his right to receive pursuant to his employment contract with the Company three years' annual base salary in the event of a change in control of the Company, in exchange for receiving 1,472,438 shares, which are restricted shares and which will vest in  the event of such change of control. Consequently, the compensation expense for these shares will not be recognized until the vesting becomes probable. In addition, the dividends that might be declared in the future on those shares will be recognized in the consolidated financial statements as additional compensation expense in the consolidated statement of operations, since the vesting period of those shares is indefinite.

On October 21, 2009, the Company granted to an officer 30,326 unrestricted shares pursuant to the Plan. The shares vested immediately.

On December 21, 2009, the Company granted 150,000 restricted shares to each of the Company's two new non-executive directors pursuant to the Plan. The shares vest over a period of 5 years.

On December 21, 2009, the Company granted to the CEO 500,000 Shares, pursuant to the Plan with a vesting period of six months. However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date

On December 21, 2009, the Company granted 300,000 Shares to the CFO, pursuant to the Company's Plan out of which 100,000 shares vested immediately, and the remainder of the shares vest over a period of 2 years.

All share amounts have been adjusted for the 1:3 reverse stock split effected on March 20, 2008.

A summary of the status of the Company's non-vested shares as of December 31, 2009 and movement during the year ended December 31, 2009, is presented below:

Non-vested Shares		Weighted average grant date fair value
As of January 1, 2009	2,077,264	$6.42
Granted	1,130,326	$0.98
Vested	(958,404)	$3.63
Forfeited	(8,077)	$12.45
As of December 31, 2009	2,241,109	$4.85

The compensation expense recognized in the years ended December 31, 2007, 2008 and 2009 was $935, $5,116 and $3,467 and is included in General and administrative expenses in the consolidated statements of operations. As of December 31, 2009, the total unrecognized

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

16.	Stock Incentive Plan – (continued):

compensation cost related to non-vested share awards is $2,812, which is expected to be recognized by December 31, 2014.

The total fair value of shares vested during the years ended December 31, 2007, 2008 and 2009 was $978, $3,770 and $1,115 respectively.

The Company estimates the future forfeitures of non-vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

No dividends were paid in the years ended December 31, 2007, 2008 and 2009.

17.     Earnings (loss) Per Common Share:

All shares issued (including non-vested shares issued under the Plan) are the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income / (loss) attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by relevant guidance. The denominator of the basic earnings per common share excludes any non-vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

On January 1, 2009, the Company adopted the requirements of the guidance related to Earnings per share, which clarifies that non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share. This standard was applied retroactively to all periods presented. Non-vested, participating shares did not impact basic and diluted loss per share for the periods ended December 31, 2007 and 2009 due to losses. However, the adoption resulted in a decrease of $0.04 in the basic and diluted earnings per share for the year ended December 31, 2008 once retroactively adjusted in 2009. Refer to Note 2 (aa), "Recently Issued Accounting Pronouncements," for additional information related to Earnings per share guidance.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 1,472,438 shares, granted to the Company's CEO, which will vest in  the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

17.     Earnings (loss) Per Common Share – (continued):

The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Year Ended December 31,
	2007	2008	2009
Net (loss) income	$(49,076)	$25,639	$(50,196)

Less: Undistributed earnings allocated to non-vested shares	$-	$(912)	$-

Net (loss) income available to common shareholders	$(49,076)	$24,727	$(50,196)

Weighted average common shares outstanding, basic and diluted	$11,986,857	$25,445,031	$28,230,585

(Loss) income per common share, basic and diluted	$(4.09)	$0.97	$(1.78)

For the years ended December 31 2007, 2008 and 2009, 213,333, 2,077,264 and 2,241,109, shares respectively, which constitute the number of non-vested shares as at the end of each year, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

18.     Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are as follows:

Voyage Expenses	Year Ended December 31,
	2007	2008	2009
Port charges	15,473	5,377	24
Bunkers	36,867	23,877	(12)
Commissions	7,074	9,402	3,360
Total	59,414	38,656	3,372

Vessel Operating Expenses	Year Ended December 31,
	2007	2008	2009
Crew wages and related costs	27,721	26,673	11,439
Insurance	6,191	7,210	3,021
Repairs and maintenance	18,758	19,791	4,323
Spares and consumable stores	15,177	13,294	4,832
Taxes (Note 20)	67	146	124
Total	67,914	67,114	23,739

19.     Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Interest and Finance Costs	Year Ended December 31,
	2007	2008	2009
Interest on long-term debt (Note 12)	19,223	22,143	12,470
Less: Capitalized interest (Note 9)	(2,661)	(3,873)	(1,461)
Interest on capital leases	-	1,219	-
Commitment fees		392	153
Bank charges	875	752	382
Amortization and write-off of financing fees	2,081	5,131	2,425
Total	19,518	25,764	13,969

20.     Income Taxes:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

21.      Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, accounts payable due to suppliers, interest rate swap agreements and an interest rate derivative product.

a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding under its loan agreements on which it pays interest based on LIBOR, or cost of funds for certain banks, plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company might enter into interest rate swap agreements.

b)	Concentration of Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable.

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

c)
Fair value: The carrying values of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The carrying amount of the Company's credit facilities (as further discussed in Note 12) approximates its fair value. The fair value of the interest rate swaps, except the swap under viii below, was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the derivative product and the swap under viii below is the amount the Company would pay to terminate it.

The estimated fair values of the Company's derivatives, seen below, equal carrying values.

SWAP	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Asset (Liability)
	December 31, 2009				December 31, 2008	December 31, 2009
1		4 years	June 30, 2005	4.66%	($270)	-
2	$9,923	2 years	December 12, 2008	4.80%	($701)	($444)
3	$9,923	2 years	December 12, 2008	4.80%	($701)	($444)
4	$9,923	2 years	December 12, 2008	4.80%	($701)	($444)
5	$10,000	7 years	September 30, 2006	4.23%	($1,852)	($907)
6	$10,000	7 years	September 30, 2006	4.11%	($1,812)	($869)
7	$10,000	7 years	July 3, 2006	4.76%	($1,650)	($1,090)
8	$11,938	5 years	March 27, 2008	4.60%	($732)	($620)
9	$6,798	5 years	March 27, 2008	4.60%	($468)	($320)
10	$20,000	7 years	May 15, 2008	10.85%	($3,944)	($5,975)
11	$12,345	7 years	July 15, 2008	5.55%	($2,344)	($1,316)
12	$15,108	4 years	June 28, 2010	4.73%	($1,263)	($921)
13	$32,695	3 years	March 19, 2009	2.095%	-	($453)
					($16,438)	($13,803)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

21.     Financial Instruments – (continued):

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current LIBOR rates. As of December 31, 2009, the Company's outstanding interest rate swaps had a combined notional amount of $158,653.

The Company follows the accounting guidance for Fair Value Measurements and Disclosures. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The Company pays a fixed rate and receives a variable rate for its interest rate swaps. The variable rate is based on the LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of those derivatives determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

As of December 31, 2009, no fair value measurements for assets or liabilities under Level 1 or level 3 were recognized in the Company's consolidated financial statements.

The following table summarizes the valuation of our financial instruments as of December 31, 2009:

		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$13,803	-	$13,803	-

The following table summarizes the valuation of our assets measured at fair value on a non-recurring basis as of the valuation date:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

21.     Financial Instruments – (continued):

Items Measured at Fair Value on a Nonrecurring Basis

Fair Value Measurements
Quoted prices	Significant other
in active markets	observable	Unobservable
	December 31, 2009	for identical assets	inputs	Inputs	Gains/
Non – Recurring Measurements:		Level 1	Level 2	Level 3	(Losses)
Long-lived assets held and used	$38,000		$38,000		$36,638

In accordance with the provisions of relevant guidance, long-lived assets held and used with a carrying amount of  $74,638 were written down to their fair value of $38,000, resulting in an impairment charge of $36,638, which was included in the accompanying consolidated statement of operations for December 31, 2009 (Note 10).

The fair value of the impaired vessels was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. As a result, the Company has classified long-lived assets held and used as Level 2.

The Company's interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in "Gain / (loss) on financial instruments" in its consolidated statement of operations as well as presents the fair value at the end of each period in the balance sheet. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative losses in the consolidated statements of operations are presented below:

	Liability Derivatives
	December 31, 2008		December 31, 2009
Derivatives not designated as hedging instruments
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities – Current portion of financial instruments	$16,438	Current liabilities – Current portion of financial instruments	$13,803
Total Derivatives not designated as hedging instruments		$16,438		$13,803

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

21.     Financial Instruments – (continued):

Amount of (Loss) or Gain Recognized in Statement of Operations

Derivative Instruments not designated as hedging instruments	Location of (Loss) or Gain recognized in Income on Derivative	December 31, 2007	December 31, 2008	December 31, 2009

Interest rate swaps	(Loss) / gain on financial instruments	$2,728	$16,326	($2,635)
Interest rate derivative product	(Loss) / gain on financial instruments	$2,176	($5,676)	-
Total (Loss) / Gain on Derivatives		$4,904	$10,650	($2,635)

22.     Subsequent Events:

(a)
New Time Charter: In March 2010, the Company's vessel M/T Dauntless entered into a time charter agreement for two years, starting in March 2010, at a gross daily rate of $10,500 plus 50/50 profit share with a first class charterer.

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Balance Sheets
December 31, 2008 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2008	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	49,154	-
Due from subsidiaries	301,543	330,109
Other current assets	686	248
Total current assets	351,383	330,357
NON CURRENT ASSETS
Investments in subsidiaries	311,178	328,826
Restricted cash	5,081	473
Other non-current assets	118	99
Total non-current assets	316,377	329,398
Total assets	667,760	659,755

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt	60,599	53,351
Due to subsidiaries	302,862	354,121
Current portion of financial instruments	5,584	2,866
Other current liabilities	6,623	2,166
Total current liabilities	375,668	412,504

NON CURRENT LIABILITIES
Other non-current liabilities	41	55
Total non-current liabilities	41	55

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock $0.01 par value; 1,000,000,000 shares authorized
29,901,048 and 32,894,696 shares issued and outstanding at December 31, 2008 and 2009	283	311
Additional paid-in capital	271,056	276,305
Accumulated other comprehensive income	24	88
Retained earnings / Accumulated deficit	20,688	(29,508)
Total stockholders' equity	292,051	247,196
Total liabilities and stockholders' equity	667,760	659,755

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2007	2008	2009
EXPENSES
General and administrative expenses	9,493	14,365	12,910
Foreign currency losses / (gains), net	49	(96)	(17)
Operating loss	(9,542)	(14,269)	(12,893)
OTHER INCOME / (EXPENSES)
Interest and finance costs	(11,264)	(6,896)	(2,457)
Loss / (gain) on financial instruments	(3,704)	(3,701)	1,439
Interest income	2,142	1,252	148
Other, net	-	-	46
Total Other (expenses), net	(12,826)	(9,345)	(824)
Equity in (loss) / earnings of subsidiaries	(26,708)	49,253	(36,479)
Net (loss) / income	(49,076)	25,639	(50,196)

(Loss) / earnings per common share, basic and diluted	(4.09)	0.97	(1.78)
Weighted average common shares outstanding, basic and diluted	11,986,857	25,445,031	28,230,585

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of U.S. Dollars)

	December 31,
	2007	2008	2009
Net cash (used in) Operating Activities	(45,569)	(77,474)	(11,006)

Cash flows from Investing Activities
Return of investment from subsidiaries	75,954	243,531	-
Investment in subsidiaries	(129,272)	(64,213)	(32,181)
Decrease (Increase) in Restricted cash	-	10,000	4,608
Acquisition of fixed assets	-	(112)	-
Net cash (used in) / provided by Investing Activities	(53,318)	189,206	(27,573)
Cash flows from Financing Activities
Proceeds from long-term debt	10,000	30,000	2,886
Principal payments of long-term debt	(34,080)	(164,994)	(10,149)
Issuance of common stock, net of issuance costs	98,341	50,601	2,569
Repurchase and cancellation of common stock	-	(733)	(732)
Financial instrument termination payments	-	-	(5,000)
Financial instrument upfront receipt	8,500	-	-
Payment of financing costs	-	-	(149)
Net cash provided by / (used in) Financing Activities	82,761	(85,126)	(10,575)
Net (decrease) / increase in cash and cash equivalents	(16,126)	26,606	(49,154)
Cash and cash equivalents at beginning of year	38,674	22,548	49,154
Cash and cash equivalents at end of year	22,548	49,154

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

The Parent Company's subsidiaries made the following distributions to the Parent Company during the years ended December 31, 2007, 2008 and 2009:

Return on Investment	19,456	96,774	1,549

Return of Investment	75,954	243,531

Total cash from subsidiaries	95,410	340,305	1,549

The Parent Company is a borrower under the RBS and the Cape Manuel facilities and guarantor under the remaining loans outstanding at December 31, 2009. Refer to Note 12 "Long-term Debt" to the consolidated financial statements.

The principal payments required to be made after December 31, 2009 for these are as follows:

Year ending December 31, 2010	53,662
Less financing fees	(311)
53,351

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $100,175 and $151,571 as of December 31, 2008 and 2009, respectively.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.

ITEM  19.            EXHIBITS

Number	Description of Exhibits
1.1	Second Amended and Restated Articles of Incorporation of TOP SHIPS INC.
1.2	Amended and Restated By-Laws of the Company, as adopted on February 28, 2007 (1)
2.1	Form of Share Certificate (2)
4.1	TOP SHIPS INC. Amended and Restated 2005 Stock Incentive Plan
4.2	Credit Facility between the Company and the Royal Bank of Scotland dated November 1, 2005 (3)
4.3	Supplement to Credit Facility between the Company and the Royal Bank of Scotland dated December 21, 2006 (4)
4.4	Shareholder Rights Agreement with Computershare Investor Services, LLC, as Rights Agent as of August 19, 2005 (5)
4.5	Credit Facility between Jeke Shipping Company Limited, Noir Shipping S.A., Amalfi Shipping Company Limited and HSH Nordbank AG, dated November 8, 2007 (6)
4.6	Secured Loan Agreement between Japan III Shipping Company Limited and Alpha Bank A.E, dated December 17, 2007 (7)
4.7
Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated April 3, 2009,to Secured Loan Facility Agreement dated December 17, 2007 (8)

4.8	Loan Agreement between Emporiki Bank of Greece S.A. and Japan I Shipping Company Limited, dated March 5, 2008 (9)
4.9	Supplemental Agreement, dated March 26, 2008 to Facilities Agreement between TOP SHIPS INC. and the Royal Bank of Scotland plc, dated November 1, 2005 (10)
4.10	Loan Agreement between Japan II Shipping Company Limited, TOP SHIPS INC., DVB Bank AG and DVB Bank America N.V., dated April 24, 2008 (11)
4.11	Secured Loan Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated August 18, 2008 (12)

4.12	First Supplemental Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E, dated February 23, 2009, to Secured Loan Agreement dated August 18, 2008 (13)
4.13	Second Supplemental Agreement between Lichtenstein Shipping Company, Japan III Shipping Company Limited and Alpha Bank A.E., dated April 3, 2009, to Secured Loan Agreement dated August 18, 2008 (14)
4.14	Credit Facility between Warhol Shipping Company Limited, Indiana R Shipping Company Limited, Britto Shipping Company Limited and HSH Nordbank AG, dated October 1, 2008 (15)
4.15	Loan Agreement between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V., dated October 6, 2008 (16)
4.16	Amendment Letter between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V. dated July 31, 2009, to Loan Agreement dated October 6, 2008
4.17	Fourth Supplemental Agreement between The Royal Bank of Scotland plc and TOP Ships Inc. dated July 30, 2009, to Facilities Agreement dated November 1, 2005
4.18
Second Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated May 21, 2009, to Secured Loan Facility Agreement dated December 17, 2007

4.19
Third Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated November 25, 2009, to Secured Loan Facility Agreement dated December 17, 2007

4.20	Third Supplemental Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E, dated November 25, 2009, to Secured Loan Agreement dated August 18, 2008
4.21	First Supplemental Agreement, between Emporiki Bank of Greece S.A. and Japan I Shipping Company Limited, dated August 5, 2009, to Loan Agreement dated March 5, 2008
4.22	Amendment No. 1 between Jeke Shipping Company Limited, Noir Shipping S.A., Amalfi Shipping Company Limited and HSH Nordbank AG, dated May 11, 2009, to Credit Facility dated November 8, 2007
4.23
Amendment No. 1 between Warhol Shipping Company Limited, Indiana R Shipping Company Limited, Britto Shipping Company Limited and HSH Nordbank AG, dated May 11, 2009, to Credit Facility dated October 1, 2008

4.24	Loan Agreement between Top Ships Inc. and Cape Manuel Shipping Company Limited, dated July 27, 2009
8.1	List of subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer
13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm

(1)  Incorporated by reference from Exhibit 2.1 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859).

(2)  Incorporated by reference from the Company's 6-K filed on March 9, 2007.

(3)  Incorporated by reference from Exhibit 4.4 to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50859)

(4)  Incorporated by reference from Exhibit 4.4.1 to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(5)  Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8A (File No. 000-50859).

(6)  Incorporated by reference from exhibit 4.72 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(7)  Incorporated by reference from exhibit 4.73 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(8)  Incorporated by reference from exhibit 4.74 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(9)  Incorporated by reference from exhibit 4.75 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(10)  Incorporated by reference from exhibit 4.76 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(11)  Incorporated by reference from exhibit 4.77 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(12)  Incorporated by reference from exhibit 4.78 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(13)  Incorporated by reference from exhibit 4.79 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(14)  Incorporated by reference from exhibit 4.80 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(15)  Incorporated by reference from exhibit 4.81 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(16)  Incorporated by reference from exhibit 4.82 to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: June 18, 2010	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis
President, Chief Executive Officer, and Director

SK 23116 0001 1109628