Form 20-F
period 2010-12-31
TOP SHIPS INC.
filed 2011-04-12
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

As of December 31, 2010, 34,200,673 shares of Common Stock, par value $0.01 per share, were outstanding

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

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [_]
Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

X	U.S. GAAP

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

A.           Selected Financial Data

The following table sets forth the selected historical consolidated financial data and other operating data of TOP SHIPS INC. for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data of TOP SHIPS INC. are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and have been audited for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, independent registered public accounting firms.

	Year Ended December 31,
U.S. Dollars in thousands, except per share data	2006	2007	2008	2009	2010
STATEMENT OF OPERATIONS DATA
Revenues	310,043	252,259	257,380	107,979	90,875
Voyage expenses	55,351	59,414	38,656	3,372	2,468
Charter hire expense	96,302	94,118	53,684	10,827	480
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(8,110)	(15,610)	(18,707)	(7,799)	-
Lease termination expense				15,391	-
Vessel operating expenses	66,082	67,914	67,114	23,739	12,853
Dry-docking costs	39,333	25,094	10,036	4,602	4,103
Management fees-third parties	2,755	1,828	1,159	419	159
Management fees-related parties	-	-	-	-	3,131
General and administrative expenses	20,516	23,172	30,229	23,416	18,142
Gain on sale of vessels	(12,667)	(1,961)	(19,178)	-	(5,101)
Vessel Depreciation	35,266	27,408	32,664	31,585	32,376
Impairment on vessels	-	-	-	36,638	-

Total operating expenses	294,828	281,377	195,657	142,190	68,611
Operating income (loss)	15,215	(29,118)	61,723	(34,211)	22,264
Interest and finance costs	(27,030)	(19,518)	(25,764)	(13,969)	(14,776)
Loss on financial instruments	(2,145)	(3,704)	(12,024)	(2,081)	(5,057)
Interest income	3,022	3,248	1,831	235	136
Other (expense) income, net	(67)	16	(127)	(170)	(54)

Net (loss) income	(11,005)	(49,076)	25,639	(50,196)	2,513
(Loss) earnings per share, basic and diluted	$(1.16)	$(4.09)	$0.97	$(1.78)	$0.08
Weighted average common shares outstanding, basic	10,183,424	11,986,857	25,445,031	28,230,585	30,752,779
Weighted average common shares outstanding, diluted	10,183,424	11,986,857	25,445,031	28,230,585	30,777,413
Dividends declared per share	$23.13	-	-	-	-

	Year Ended December 31,
U.S. Dollars in thousands, except fleet data and average daily results	2006	2007	2008	2009	2010
BALANCE SHEET DATA
Current assets	72,799	102,161	57,088	3,787	3,420
Total assets	490,885	776,917	698,375	675,149	622,091
Current liabilities, including current portion of long-term debt	45,416	153,290	386,934	427,953	366,609
Total long-term debt, including current portion	218,052	438,884	342,479	399,087	337,377
Common Stock	108	205	283	311	322
Stockholders' equity	161,198	211,408	292,051	247,196	255,482

FLEET DATA
Total number of vessels at end of period	24.0	23.0	12.0	13.0	13.0
Average number of vessels(1)	26.7	22.4	18.8	13.7	13.1
Total calendar days for fleet(2)	9,747	8,176	6,875	5,008	4,781
Total available days for fleet(3)	8,837	7,562	6,610	4,813	4,686
Total operating days for fleet(4)	8,634	7,032	6,099	4,775	4,676
Total time charter days for fleet	6,223	4,720	4,729	2,841	2,076
Total bareboat charter days for fleet	-	-	335	1,934	2,555
Total spot market days for fleet	2,411	2,312	1,035	-	45
Fleet utilization(5)	97.70%	93.00%	92.30%	99.20%	99.80%

AVERAGE DAILY RESULTS
Time charter equivalent(6)	$29,499	$27,424	$35,862	$21,907	$18,907
Vessel operating expenses(7)	$6,780	$8,307	$9,762	$4,740	$2,688
General and administrative expenses(8)	$2,105	$2,834	$4,397	$4,676	$3,795

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

(3)
Available days are the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric, for the first time, in the second quarter and first half of 2009. We have adjusted the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(4)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenue.

(5)
Fleet utilization is calculated by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization, for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have adjusted the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. The reconciliation of TCE revenues to shipping revenues is depicted in the following tables.

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

The following table reflects reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and calculation of the TCE rate (all amounts are expressed in thousands of U.S. Dollars, except for Average Daily Time Charter Equivalent amounts and Total Operating Days):

U.S. Dollars in thousands, except operating days figures and average daily results	2006	2007	2008	2009	2010
On a consolidated basis
Revenues	310,043	252,259	257,380	107,979	90,875
Less:
Voyage expenses	(55,351)	(59,414)	(38,656)	(3,372)	(2,468)

Time charter equivalent revenues	254,692	192,845	218,724	104,607	88,407

Total Operating days	8,634	7,032	6,099	4,775	4,676
Average Daily Time Charter Equivalent	$29,499	$27,424	$35,862	$21,907	$18,907

U.S. Dollars in thousands, except operating days figures and average daily results	2006	2007	2008	2009	2010
Tanker Fleet
Revenues	310,043	248,944	163,995	47,353	39,394
Less:
Voyage expenses	(55,351)	(59,253)	(34,215)	(1,118)	(1,277)

Time charter equivalent revenues	254,692	189,691	129,780	46,235	38,117

Total Operating days	8,634	6,991	4,357	2,989	2,927
Average Daily Time Charter Equivalent	$29,499	$27,134	$29,786	$15,468	$13,023

U.S. Dollars in thousands, except operating days figures and average daily results	2007	2008	2009	2010
Drybulk Fleet
Revenues	1,902	71,590	56,715	51,481
Less:
Voyage expenses	(161)	(4,441)	(2,254)	(1,191)

Time charter equivalent revenues	1,741	67,149	54,461	50,290

Total Operating days	41	1,742	1,786	1,749
Average Daily Time Charter Equivalent	$42,463	$38,547	$30,493	$28,754

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

Risks Related to Our Industries

The international tanker and drybulk shipping industries have experienced drastic downturns after experiencing historically high charter rates and vessel values in early 2008, and a continued downturn in these markets may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants.

The Baltic Drybulk Index, or BDI, is a U.S. Dollar daily average of charter rates that takes into account input from brokers around the world regarding fixtures for various routes, dry cargoes and various drybulk vessel sizes and is issued by the London-based Baltic Exchange (an organization providing maritime market information for the trading and settlement of physical and derivative contracts). The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%, but has since modestly risen to 1,430 as of April 6, 2011. The decline in charter rates was due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the drybulk market affected the earnings on our charters and the value of our drybulk vessels.  As a result, this decline negatively affected our cash flows, liquidity and compliance with the covenants contained in our loan agreements. During 2009 and 2010, the abovementioned factors affecting the BDI partially subsided, allowing for the recovery of rates and a recovery in drybulk vessel values.

The Baltic Dirty Tanker Index, a U.S. Dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and tanker vessel sizes, declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%, but has since modestly risen to 891 as of April 6, 2011 .  The Baltic Clean Tanker Index fell from 1,509 points as of June 19, 2008, to 345 points as of April 4, 2009, but has modestly risen to 825 points as of April 6, 2011 The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. During 2009 and 2010, the abovementioned factors affecting the Baltic Dirty and Clean Tanker Indices partially subsided, allowing for the modest recovery of rates and a stabilization of tanker vessel values.

A decline in charter rates could have a material adverse effect on our business, financial condition and results of operations. If the charter rates in the tanker and drybulk market decline from their current levels, our future earnings may be adversely affected and we may have to record impairment adjustments to the carrying values of our fleet, and we may not be able to comply with the financial covenants in our loan agreements.

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

We currently employ our tankers mainly on long term bareboat charters and our drybulk carriers mainly on short to medium term time charters. However, one of our tankers has been employed in the spot market since the expiration of its time charter in November 2010, and we have chartered-in another tanker that we employ in a pool which also carries spot market exposure. As a result, our exposure to charter rate volatility in the tanker segment is limited but not minimal. We expect that our exposure to charter rate volatility in the drybulk segment will be significant in 2012, when most of our current charters will have expired. This may affect our result of operations.

Changes in spot rates and time charters can not only affect the revenues we receive from operations but can also affect the value of our vessels, even if they are employed under long term time charters. Our ability to re-charter our vessels on the expiration or termination of their current time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker and drybulk market.

The factors affecting the supply and demand for our vessels are outside our control and are unpredictable. The nature, timing, direction and degree of changes in tanker and drybulk industry conditions are also unpredictable. Factors that influence demand for tanker and drybulk vessel capacity include:

●	supply and demand for (i) refined petroleum products and crude oil for tankers and (ii) drybulk commodities for drybulk vessels;

●
changes in (i) crude oil production and refining capacity and (ii) drybulk commodity production and resulting shifts in trade flows for crude oil and petroleum products and trade flows of drybulk commodities;

●	the location of regional and global crude oil refining facilities and drybulk commodities markets that affect the distance commodities are to be moved by sea;

●	global and regional economic and political conditions, including developments in international trade and fluctuations in industrial and agricultural production;

●	environmental and other legal and regulatory developments;

●	currency exchange rates;

●	weather and acts of God and natural disasters, including hurricanes and typhoons;

●	competition from alternative sources of energy and for other shipping companies and other modes of transportation; and

●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of oceangoing vessel capacity include:

●	the number of newbuilding deliveries;

●	current and expected purchase orders for vessels;

●	the scrapping rate of older vessels;

●	vessel freight rates;

●	the price of steel and vessel equipment;

●	technological advances in the design and capacity of vessels

●	potential conversion of vessels to alternative use;

●	changes in environmental and other regulations that may limit the useful lives of vessels;

●	port or canal congestion;

●	the number of vessels that are out of service at a given time; and

●	changes in global crude oil and drybulk commodity production.

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

A number of financial institutions have experienced financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the recovery of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide that is especially evident in our industry. Over the last few years, certain banking institutions have been forced to record heavy losses from troubled shipping loans. These difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common shares to further decline.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

 Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, European Union Directives relating to air emissions, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

           We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

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

In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

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

The fair market value of our vessels may increase and decrease depending on the following factors:

●	general economic and market conditions affecting the international tanker and drybulk shipping industries;

●	prevailing level of charter rates;

●	competition from other shipping companies;

●	types, sizes and ages of vessels;

●	other modes of transportation;

●	cost of newbuildings;

●	price of steel;

●	governmental or other regulations; and

●	technological advances.

If we sell vessels at a time when vessel prices have fallen the sale may be at less than the vessel's carrying amount in our financial statements in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount we evaluate the asset for a potential impairment and may be required to write down the carrying amount of the vessel on our financial statements and incur a loss and a reduction in earnings, if the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. See "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Policies – Impairment of vessels".

An over-supply of drybulk carrier and/or tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2007 and continuing through 2010. As of December 31, 2010, newbuilding orders had been placed for an aggregate of approximately 54% of the existing global drybulk fleet, with deliveries expected during the next four years.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil and petroleum products, as well as strong overall economic growth in part of the world economy, including Asia. As of December 31, 2010, newbuilding orders have been placed for an aggregate of approximately 28% of the existing global tanker fleet with the bulk of deliveries expected during 2011 to 2014.

An over-supply of drybulk carrier and/or tanker capacity may result in a reduction of charter hire rates. If such a reduction occurs, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all upon the expiration or termination of our vessels' current charters. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are partially dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

As of the date of this report, one of our tanker vessels is operating in the spot market and another is operating in a pool, under a time charter agreement that also carries spot market exposure. We may in the future operate additional vessels in the spot market. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Operating results from our tankers are subject to seasonal fluctuations, which may adversely affect our operating results.

Eight of the vessels in our combined fleet are tankers. Two of our tankers currently have spot market exposure in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our results of operations.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Given current market conditions, we seek to deploy our vessels on time and bareboat charters in a manner that will help us achieve a steady flow of earnings. As of the date of this annual report four of our drybulk vessels were contractually committed to time charters, and six of our tanker vessels and one of our drybulk vessels were contractually committed to bareboat charters. Although these period charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, our vessels committed to period charters may not be available for spot voyages during an upturn in the tanker or drybulk industry cycle, as the case may be, when spot voyages might be more profitable.   If we cannot continue to employ our vessels on profitable time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer if rates achieved are not sufficient to cover respective vessel operating and financial expenses.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries, even if we have not violated any laws. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

World events could adversely affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms unfavorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.  Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally.  Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our revenues and costs.

Acts of piracy on oceangoing vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected oceangoing vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. Throughout 2008, 2009 and 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden. Since the beginning of 2009, numerous tanker and drybulk vessels have fallen victim to piracy attacks off the coast of Somalia, including incidents deep into the Indian ocean.  For example, on January 15, 2010, the M/V Samho Jewelry, a tanker vessel not affiliated with us, was seized by pirates while transporting chemicals 800 miles off the Somali coast.

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

In addition, while we believe a time charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. In addition, we as owners are liable for such costs under any voyage charter. Although we are insured against piracy risks under our war risk insurance policy, we may experience financial losses as a result of vessel damage from pirates, increased insurance deductibles or a rise in the cost of private security service remunerations, all of which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform the level of imports to and exports from China could be adversely affected which could adversely affect our business, operating results and financial condition.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made mainly by our drybulk vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects.

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

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Currently, ten of our twelve vessels are under period employment whereby the fuel cost is borne by the charterer, except for periods when the vessel is off-hire.

Risks Related to Our Company

We are in breach of certain loan covenants contained in our loan agreements. If we are not successful in obtaining waivers and amendments with respect to covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business, which raises substantial doubt about our ability to continue as a going concern.

 Our loan agreements require that we comply with certain financial and other covenants. As a result of the drop in our drybulk and tanker asset values we were not in compliance with covenants relating to vessel values such as asset cover ratio, adjusted net worth and net asset value covenants as of December 31, 2010. In addition, we were in breach of EBITDA and overall cash position (minimum liquidity covenants) covenants with certain banks not previously waived. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which impairs our ability to continue to conduct our business. As a result of these breaches, our total indebtedness of $343.7 million, which after excluding unamortized financing fees of $4.0 million amounts to $339.7 million, and financial instruments of $12.9 million are presented within current liabilities in the accompanying December 31, 2010 consolidated balance sheet. The amounts of long term debt and financial instruments that have been reclassified and presented together with current liabilities amount to $304.5 million and $8.8 million, respectively.

 As of the date of this annual report, we have received a waiver from Emporiki bank up to June 30, 2011. In addition, on August 17, 2010, we signed a term sheet with DVB, loan documentation of which is currently in progress, and reset covenants in such a way so that as of December 31, 2010 we were not in breach of covenants with DVB. As of December 31, 2010, we were in breach of covenants with all other banks. We are currently in discussions with our banks in relation to these covenant breaches.

Breach of our loan covenants, without applicable waiver, entitles our lenders to accelerate our debt. If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

Our ability to continue as a going concern is dependent on management's ability to successfully generate revenue to meet our obligations as they become due and have the continued support of our lenders. Our independent registered public accounting firm has issued its opinion, similar to its opinion included in our 2008 and 2009 annual report, with an explanatory paragraph emphasizing that we have prepared our financial statements under the going concern assumption despite our covenant breaches and working capital deficit. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

To finance our fleet expansion program, we incurred secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2010, we had total indebtedness of $343.7 million, which after excluding unamortized financing fees of $4.0 million amounts to $339.7 million, and a ratio of indebtedness to total capital of approximately 57%. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of, our indebtedness. Our substantial debt could also have other significant consequences. For example, it could:

●	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

●
require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

●	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;

●	limit our ability to raise additional financing on satisfactory terms or at all; and

●
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

Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities, and our lenders may impose additional operating and financial restrictions on us in connection with waivers or amendments to our loan agreements.

Our loan agreements impose operating and financial restrictions on us and our lenders may impose additional restrictions on us in connection with waivers or amendments to our loan agreements. These restrictions may limit our ability to:

●	incur additional indebtedness;

●	create liens on our assets;

●	sell capital stock of our subsidiaries;

●	engage in mergers or acquisitions;

●	pay dividends;

●	make capital expenditures or other investments;

●	charter our vessels;

●	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

●	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. This may prevent us from taking actions that are in our best interest.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet in the future. Our growth will depend on:

●	our ability to generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

●	our ability to raise equity and obtain required financing;

●	locating and acquiring suitable vessels;

●	identifying and consummating acquisitions or joint ventures;

●	integrating any acquired business successfully with our existing operations;

●	enhancing our customer base; and

●	managing expansion.

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

As of December 31, 2010, we have twelve interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities. During the year ended December 31, 2010, the change in fair value of our interest rate swaps was an unrealized gain of $0.9 million. Our hedging strategies, however, may not always be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

Our ability to obtain additional debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers.

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

A limited number of financial institutions hold our cash including financial institutions located in Greece.

A limited number of financial institutions, including institutions located in Greece, will hold all of our cash. Our bank accounts have been deposited from time to time with banks in Germany, United Kingdom and Greece amongst others. Of these financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. These balances are not covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. In 2009, approximately 54% of our revenue was derived from three charterers. These three charterers, ST Shipping and Transport Pte Ltd, , Hanjin Shipping Co Ltd, or Hanjin, and Cosco Quingdao, or Cosco, provided 22%, 18% and 14% of our revenues in 2009, respectively. In 2010, approximately 53% of our revenue was derived from three charterers. These three charterers, Hanjin Shipping Co Ltd, Daelim H&L Co. Ltd and Cosco Quingdao, respectively provided 19%, 18% and 16% of our revenues in 2010. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a charter if, among other things:

●	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

●
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or if we are otherwise in default under the charter; or

●	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The charters on which we deploy six of our vessels as of the date of this report, provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current levels of the drybulk and product tanker charter markets. If it were necessary to secure substitute employment for any of these vessels due to the loss of a customer under current market conditions, such employment would be at a significantly lower charter rate, resulting in a significant reduction in revenues. The loss of any of our customers, or charters, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to attract and retain key management personnel and other employees in the international tanker and drybulk shipping industries, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc., or Central Mare which we refer to as our Fleet Manager, a related party controlled by the family of the Company's Chief Executive Officer, or CEO, and we have entered into agreements with our Fleet Manager for the provision of our President, CEO, and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Alexandros Tsirikos, our Executive Vice President, Chairman and Director, Vangelis Ikonomou and our Chief Technical Officer Demetris Souroullas. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain ''key man'' life insurance on any of our officers.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Our Fleet Manager employs 26 people, all of whom are shore-based. In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

If we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate if we implement a plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.

During August 2009, we announced that the bareboat charterer of the M/V Papillon (ex VOC Gallant) had notified us of its intention to pay a reduced charterhire rate of $18,000 per day for the month of August rather than $24,000 per day on a bareboat basis as is set forth in the charterparty. The dispute was resolved and the charterer has paid the full amount of charterhire as required under the charter agreements.

On January 11, 2010, we announced that we had received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave a reduced charter hire rate of $10,000 per day rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement. Furthermore on January 26, 2011, we announced that we had received from the same charterer another decrease in the charter hire rate that currently stands at $9,092 per day. We have been examining this unilateral reduction and intend to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter.  We may not be able to recover these amounts, which would result in lower-than-expected cash flows.

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

An increase in operating costs would decrease earnings and available cash.

Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures , have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet has an average age of approximately seven years, including our chartered-in vessel M/T Delos which is 20 years old. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel's useful life, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be materially and adversely affected.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

We may grow through the acquisition of previously owned vessels. While we rigorously inspect previously owned, or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year. In general, the costs to maintain a vessel in good operating condition increase with the age and type of the vessel. In the case of chartered-in vessels we run the same risks.

We may not have adequate insurance to compensate us if we lose our vessels.

We procure insurance for our fleet against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes .

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hired period.  In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel's registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could negatively impact our revenues should we not receive adequate compensation.

Certain existing stockholders, who hold approximately 32.64% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

As of March 1, 2011, Sovereign Holdings Inc., or Sovereign Holdings, a company that is wholly owned by our President, CEO and Director, Evangelos J. Pistiolis, and Kingdom Holdings Inc., or Kingdom Holdings, a company owned primarily by adult relatives of Mr. Pistiolis, own, directly or indirectly, approximately 14.31% of the outstanding shares of our common stock. In addition, Sphinx Investment Corp., Maryport Navigation Corp. and Mr. George Economou through Sphinx Investment Corp. and Maryport Navigation Corp. beneficially own 12.09% of the outstanding shares of our common stock. QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC own 6.24% of the outstanding shares of our common stock. Sphinx Investment Corp., Maryport Navigation Corp., QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC are entities owned and controlled by unaffiliated third parties. Together, these existing shareholders own 32.64% of our common stock. While to our knowledge these shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, due to the number of shares of our common stock they own, they have the power to exert considerable influence over our actions. The interests of these stockholders may be different from your interests.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the U.S. is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we have taken this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries. If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our U.S. source shipping income. The imposition of this tax could have a negative effect on our business.

We are likely to be treated as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, ''passive income'' includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute "passive income" for this purpose. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In general, income derived from the bareboat charter of a vessel should be treated as "passive income" for purposes of determining whether a foreign corporation is a PFIC, and such vessel should be treated as an asset which produces or is held for the production of "passive income."  On the other hand, income derived from the time charter of a vessel should not be treated as "passive income" for such purpose, but rather will be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of "passive income."

For our 2010 taxable year, we believe that at least 50% of the average value of our assets consisted of vessels which are bareboat chartered.  Therefore, we expect to be treated as a PFIC for our 2010 taxable year. We intend to take necessary steps in order to avoid being classified as a PFIC for 2011 and future taxable years, such as expanding our fleet through the purchase of non-passive income producing assets. However, there can be no assurance that such remedial measures will be effective to avoid PFIC status for 2011 or any future taxable year.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation– U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares.  See "Taxation  – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders as a result of our status as a PFIC.  In addition, as a result of being treated as a PFIC for the 2010 taxable year, any dividends paid by us during 2010 and 2011 will not be eligible to be treated as "qualified dividend income," which would otherwise be eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

Because we generate all of our revenues in U.S. Dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. Dollars but incur certain expenses in currencies other than U.S. Dollars, mainly Euros. During 2010, approximately 18% of our expenses were in Euros and approximately 2% were in currencies other than the U.S. Dollar or Euro. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to the other currencies, in particular, the Euro. Should the Euro appreciate relative to the U.S. Dollar in future periods, our expenses will increase in U.S. Dollar terms, thereby decreasing our net income. We have not hedged these risks and therefore our operating results could suffer as a result.

Risks Relating to Our Common Shares

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder's investment.

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq National Market, now the Nasdaq Global Select Market. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2010, the closing price of our common shares experienced a high of $1.28 on April 14, 2010 and a low of $0.64 on September 29, 2010. On August 12, 2010 we received notification from the Nasdaq Global Select Market that we were not in compliance with its minimum bid price requirements. We subsequently regained compliance. On March 28, 2011 we received a notification from Nasdaq stating that our common stock was again in violation of its minimum bid price requirements. The applicable grace period to regain compliance is 180 calendar days expiring September 26, 2011. Such notification may require us to carry out the authorized reverse stock split or take other measures to increase our stock price, but we cannot guarantee that any measure will allow us to regain compliance with Nasdaq's listing requirements. In addition, because the market price of our common shares has dropped below $5.00 per share, brokers generally prohibit shareholders from using such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. Furthermore, if the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our common shares, regardless of our operating performance.

The market price of our common shares is due to a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	market conditions in the shipping industry and the general state of the securities markets;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation;

•	a general or industry-specific decline in the demand for, and price of, shares of our common stock resulting from capital market conditions independent of our operating performance;

•	the loss of any of our key management personnel; and

•	our failure to successfully implement our business plan.

There may not be a continuing public market for you to resell our common shares.

Our common shares and warrants began trading in July of 2004 on the Nasdaq National Market, and our common shares currently trade on the Nasdaq Global Select Market; however, an active and liquid public market for our common shares may not continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. If the price of our common shares remains below $1.00 for a period of 30 consecutive business days and we are unable to comply with the minimum bid price requirements of the Nasdaq Global Select Market, including any applicable cure period, we may be involuntarily delisted from the Nasdaq Global Select Market. As noted above, on August 12, 2010 we received notification from the Nasdaq Global Select Market that our common stock price was in violation of its minimum bid price requirements. In response, we obtained shareholder authorization at our annual general meeting held on September 30, 2010 to conduct a reverse stock split at a ratio of not less than one-for-two and not more than one-for-ten, if necessary to regain compliance. On January 10, 2011 an increase in the price per share of our common stock resulted in our complying with the Nasdaq Global Select Market listing requirements. We therefore did not carry out the authorized reverse stock split. On March 28, 2011 we received a notification from Nasdaq stating that our common stock was again in violation of its minimum bid price requirements. The applicable grace period to regain compliance is 180 calendar days expiring September 26, 2011. Such notification may require us to carry out the authorized reverse stock split or take other measures to increase our stock price, but we cannot guarantee that any measure will allow us to regain compliance with Nasdaq's listing requirements.

Shareholders may experience significant dilution as a result of future equity offerings or issuance if shares are sold at prices significantly below the price at which shareholders invested.

Our existing shareholders may experience significant dilution if we issue shares in the future at prices significantly below the price at which previous shareholders invested.

Future issuances or sales, or the potential for future issuances or sales, of our common shares,  or the conversion of convertible debt into our common shares, may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

We have issued a significant number of our common shares and convertible debt that may be converted into common shares and we anticipate that we will continue to do so in the future. The additional shares issued and to be issued in the future upon the conversion of debt could cause the market price of our common shares to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

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

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

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

In addition, we have entered into a Stockholders Rights Agreement that will make it more difficult for a third party to acquire us without the support of our Board of Directors and principal shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.

Risks related to our relationship with our Fleet Manager and its affiliates

We are dependent on our Fleet Manager to perform the day-to-day management of our fleet.

Our executive management team consists of our President and CEO Evangelos Pistiolis, our Chief Financial Officer, Alexandros Tsirikos, our Executive Vice President, Vangelis Ikonomou and our Chief Technical Officer, Demetris Souroullas. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Our Fleet Manager is a related party controlled by the family of the Company's CEO, we are dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager's services or failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

●	continue to operate our vessels and service our customers;

●	renew existing charters upon their expiration;

●	obtain new charters;

●	obtain financing on commercially acceptable terms;

●	obtain insurance on commercially acceptable terms;

●	maintain satisfactory relationships with our customers and suppliers; and

●	successfully execute our growth strategy.

Our Fleet Manager is a privately held company and there may be limited or no publicly available information about it.

Our Fleet Manager is a privately held company. The ability of our Fleet Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Fleet Manager's financial strength, and there may be limited publicly available information about its financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Manager, even though these problems could have a material adverse effect on us.

Our Fleet Manager may have conflicts of interest between us and its other clients.

We have subcontracted the day-to-day technical and commercial management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Manager. Our contracts with our Fleet Manager have an initial term of five years. Our Fleet Manager will provide similar services for vessels owned by other shipping companies, and it may provide similar services to companies with which our Fleet Manager is affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager's performance of its obligations to us, on the one hand, and our Fleet Manager's performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

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

On July 23, 2004, we completed our initial public offering. The net proceeds of our initial public offering, approximately $124.6 million, were primarily used to finance the acquisition of 10 vessels, comprised of eight Ice-class double-hull Handymax tankers and two double-hull Suezmax tankers. The total cost of the acquisition was approximately $251.3 million.

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

On July 1, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global Master SPV LTD., or YA Global, pursuant to which we may offer and sell up to $200 million worth of our common shares to YA Global. The SEDA has a duration of three years. We made initial sales under the SEDA on August 13, 2009 and continued through October 1, 2009. As of that date, 2,230,000 shares had been sold with net proceeds amounting to approximately $2.9 million. During the period from October 21, 2009 to the date of this report, no further shares have been sold to YA Global under the SEDA.

On August 3, 2009, we took delivery of the M/T Hongbo, the last of the six 50,000 dwt newbuilding product / chemical tankers built in the SSP shipyard in the Republic of Korea. On August 3, 2009 M/T Hongbo entered into bareboat time-charter employment for a period of ten years at a daily rate of $14,550.

In response to a Nasdaq notification received in August 2010 that our common stock was in violation of its minimum bid price requirements, we obtained shareholder authorization at our annual general meeting held on September 30, 2010 to conduct a reverse stock split at a ratio of not less than one-for-two and not more than one-for-ten, if necessary to regain compliance, which authorization shall expire at the date of our 2011 annual general meeting of shareholders. During January 2011, we regained compliance with the Nasdaq requirement due to an increase in our common stock price. On March 28, 2011 we received a notification from Nasdaq stating that our common stock was again in violation of its minimum bid price requirements. The applicable grace period to regain compliance is 180 calendar days expiring September 26, 2011.

On October 1, 2010 we entered into a bareboat agreement to charter in the M/T Delos for five years at an average daily rate of $5,219.

On November 5, 2010, we sold M/T Dauntless for $20.1 million.

 As of December 31, 2010, our fleet consisted of twelve owned vessels and one chartered-in vessel under a bareboat charter. This fleet includes eight Handymax tankers, one Supramax drybulk vessel, one Handymax drybulk vessel, and three Panamax drybulk vessels, with total carrying capacity of 0.7 million dwt. As of December 31, 2009, our fleet consisted of thirteen owned vessels, with total carrying capacity of 0.7 million dwt.

B.           Business Overview

Business Strategy

We are a provider of international seaborne transportation services, carrying petroleum products and crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries. As of the date of this annual report, our fleet consists of twelve owned vessels and one bareboat chartered-in vessel (eight tankers and five drybulk vessels).

Four of our drybulk vessels are currently employed on time charters and six of our tankers and one of our drybulk vessels are employed on bareboat charters. We actively manage the deployment of our fleet between time charters and bareboat charters, which last from several months to several years and voyage charters in the spot market which last from several days to several weeks. Of our fleet, 63% by dwt are sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

 During 2006, we ordered six newbuilding product/chemical tankers in the SPP shipyard in the Republic of Korea in order to modernize our tanker fleet. All of these tankers were delivered to us during 2009.

In 2007 we diversified our fleet portfolio by acquiring drybulk vessels, beginning with the acquisition of six drybulk vessels, one of which we subsequently sold.

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.

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

Our Fleet

The following table presents our fleet list and employment as of the date of this annual report:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate
Eight Tanker Vessels
Ioannis P	46,346	2003	Spot
Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Ionian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	A
Thyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	A
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
DelosB	47,067	1991	Spot

Total Tanker dwt	393,413

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate

Five Drybulk Vessels

Cyclades	75,681	2000	Time Charter	Q1-2/2014	$20,000
Amalfi	45,526	2000	Time Charter	Q4/2011 - Q1/2012	$14,000
Papillon (ex Voc Gallant))	51,200	2002	Bareboat Charter	Q1-3/2012	$24,000
Pepito	75,928	2001	Time Charter	Q1-2/2013	$41,000
Astrale	75,933	2000	Time Charter	Q3-4/2011	$18,000

Total Drybulk dwt	324,268

TOTAL DWT	717,681

A. On January 11, 2010, we announced that we received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement. Furthermore on January 26, 2011, we announced that we had received from the same charterer a further reduced charter hire rate of  $9,092 per day. We are currently examining this unilateral reduction and intend to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter.

B. On October 1, 2010, we entered into a bareboat agreement to charter in M/T Delos for five years at an average daily rate of $5,219.

Management of the Fleet

Except as set forth below, since July 1, 2010, our Fleet Manager, Central Mare, a related party controlled by the family of our CEO, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to management agreements concluded between Central Mare and Top Ships, as well as between Central Mare and our vessel-owning subsidiaries.

On October 1, 2010, we entered into a management agreement with TMS Tankers, a related party, for the technical management and crewing of M/T Delos.  Commercial management of the vessel was contracted to Central Mare as of that date. The management agreement with TMS Tankers is expected to be terminated during the second quarter of 2011 and all management functions performed by TMS Tankers will be transferred to another manager.

Through June 30, 2010, TOP Tanker Management Inc., or TOP Tanker Management, our wholly-owned subsidiary, was responsible for the management of our fleet.

Central Mare – Letter Agreement and Management Agreements

Pursuant to a letter agreement concluded between Central Mare and Top Ships as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries, we pay a management fee of Euro 650 or $868 per day per vessel that is employed under a time or voyage charter and a management fee of Euro 250 or $334 per day per vessel that is employed under a bareboat charter. Throughout this annual report, the conversion from Euros to U.S. Dollars is based on the U.S. Dollar/Euro exchange rate of 1.3352 as of December 31, 2010, unless otherwise specified. In addition, the management agreements provide for payment to Central Mare of: (i) a fee of Euro 100 or $134 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 500 or $668 per day for superintendent visits; (iii) a chartering commission of 0.75% on all existing (as of July 1, 2010) freight, hire and demurrage revenues; (iv) a chartering commission of 1.25% on all new (concluded after July 1, 2010) freight, hire and demurrage revenues; (v) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; (vi) a quarterly fee of Euro 250,000 or $333,800 for the services rendered in relation to the company's maintenance of proper books and records; (vii) a quarterly fee of Euro 80,000 or $106,816 for services in relation to the financial reporting requirements of the company under Commission and NASDAQ rules and regulations; (viii) a commission of 0.2% on derivative agreements and loan financing or refinancing; (ix) a newbuilding supervision fee of Euro 400,000 or $534,080 per newbuilding vessel and (x) an annual fee of Euro 10,000 or $13,352 per vessel, for the provision of information-system related services.

Central Mare also provides commercial operations and freight collection services in exchange for a fee of Euro 90 or $120 per day per vessel. Central Mare provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% of the total insurance premiums. Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 150 or $200 per person per eight hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the Company will be reimbursed to Central Mare at cost.

These agreements have an initial term of five years after which they will continue to be in effect until terminated by either party subject to a twelve month advance notice of termination.

Pursuant to the terms of the management agreements, all fees payable to Central Mare are adjusted upwards 3% per annum on each anniversary of the date the agreement. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

We pay TMS Tankers a daily management fee of $1,500 for the technical management and crewing of M/T Delos. In addition, we pay Central Mare a daily management fee of $1,000 for the commercial management of M/T Delos. The management agreement with TMS Tankers is expected to be terminated during the second quarter of 2011 and all management functions performed by TMS Tankers will be transferred to another manager.

Crewing and Employees

As of the date of this annual report our  employees include our executive officers and four other employees, namely internal auditor, corporate development officer and two administrative employees whose services are provided by an agreement through Central Mare Inc., or Central Mare, which we refer to as our Fleet Manager, a related party controlled by the family of the Company's CEO. In addition, Central Mare is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

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

Developments in the International Tanker Market

The Baltic Dirty Tanker Index, after a steep decline that started in mid-2008 and volatility throughout 2009 and 2010, has modestly risen. The Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%, but has since modestly risen to 891 as of April 6, 2011. The Baltic Clean Tanker Index fell from 1,509 as of June 19, 2008, to 345 as of April 4, 2009, but has modestly risen to 825 as of April 6, 2011. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. During 2010, the above factors affecting the Baltic Dirty and Clean Tanker Indices have subsided, allowing for the recovery of charter rates. However throughout 2010 fears of vessel oversupply and market disruptions have increased the volatility of charter rates and the respective Baltic Tanker indices.

The price of crude oil reached historical highs in the summer of 2008 but declined sharply thereafter as a result of the deterioration in the world economy, the collapse of financial markets, declining oil demand and bearish market sentiment. During 2009 and 2010, oil prices started rising again amidst a growing demand for oil leading to a price of approximately $108 per barrel as of April 6, 2011.

The Industry – Drybulk Vessels

Drybulk cargo is cargo that is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. The demand for drybulk vessel capacity is determined by the underlying demand for commodities transported in drybulk vessels, which in turn is influenced by trends in the global economy. Between 2000 and 2010, demand for seaborne drybulk commodities increased from 3.6 billion tons to 5.2 billion tons, representing a CAGR (compound average growth rate) of 3.45%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products since 2000. Chinese imports of iron ore alone increased from 92.2 million tons in 2001 to approximately 619 million tons in 2010.

The supply of drybulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered until 2014 represents approximately54% of the world drybulk fleet. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk vessels at or over 25 years old are considered to be scrapping candidate vessels.

Developments in the International Drybulk Shipping Industry

The Baltic Drybulk Index declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%, but has since modestly risen to 1,430 as of April 6, 2011. The decline in charter rates was due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the drybulk market also affected the value of our drybulk vessels, which followed the trends of drybulk charter rates, and earnings on our charters, and similarly, affected our cash flows, liquidity and compliance with the covenants contained in our loan agreements. During 2009 and 2010, the abovementioned factors affecting the BDI have partially subsided, allowing for the recovery of rates and a recovery in drybulk vessel values. However the Baltic Dry Index started to decline rapidly again in the last quarter of 2010 and has continued to do so in the first quarter of 2011, due to oversupply issues in the drybulk market.

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

We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future for example, as a result of the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

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

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments entered into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or ECAs. Please see "United States—the U.S. Clean Air Act" below for information on the ECA designated in North America and the Hawaiian Islands. We have obtained International Air Pollution Prevention certificates evidencing compliance with Annex VI requirements for all of our vessels.

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

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of  $2,000 per gross ton or $17,088,000 per double hull tanker, and $1,000 per gross ton or $854,400 for any non-tank vessel respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004 (, or the "BWM Convention"). The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if ballast water treatment requirements or options become mandatory, the cost of compliance can be significant for ocean carriers.

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

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical / automation plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical / automation plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Most vessels are also dry-docked every 30 to 36 months (all after their 15th year of age) for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ''recommendation'' which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as ''in class'' by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being ''in class'' by the American Bureau of Shipping, Lloyd's Register of Shipping, Det Norske Veritas or Bureau Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery, marine interests and war risk insurance, which includes the risk of actual or constructive total loss, general average, particular average, salvage, salvage charges, sue and labor, damage received in collision or contact with fixed or floating objects for all of the vessels in our fleet. In 2009, the vessels in our fleet were each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident, for the non-bareboat vessels in our fleet. In 2010, deductibles changed to include an additional machinery deductible of $100,000 per vessel per incident for the non-bareboat vessels in our fleet. In 2011, the Hull and Machinery deductibles were adjusted to $100,000. For the vessels that are under bareboat charters, the charterer is responsible for arranging and paying the hull and machinery insurance. We have also arranged increased value coverage for one of our bareboat chartered vessels, M/V Papillon, in order to conform with relevant loan covenants. Under this increased value coverage, in the event of total loss of a vessel, we will recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance by the charterers, in relation to values dictated by loan covenants.

Loss of Hire Insurance

During 2009, we obtained Loss of Hire Insurance to cover the loss of hire of each non-bareboat vessel and two of the bareboat chartered vessels, M/T Ionian Wave and M/T Hongbo, as required by the relevant loan agreements, for 90 days in excess of 30 days in case of an incident that is coverable by our Hull and Machinery policy. In 2010, we obtained Loss of Hire Insurance to cover the loss of hire for M/V Cyclades, M/V Pepito, M/T Ioannis P, M/T Ionian Wave and M/T Hongbo for 90 days in excess of 30 days in case of an incident that is coverable by our Hull and Machinery policy. We did not opt to cover any vessel for loss of hire for 2011 and the mortgagee bank for the bareboat chartered-out vessels M/T Ionian Wave and M/T Hongbo agreed to waive their mortgage covenant to have Loss of Hire Insurance renewed for these vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, collision liabilities, damage to other third party property, pollution arising from oil or other substances and wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ''P&I Clubs.'' Cover is subject to the current statutory limits of liability and the applicable deductibles per category of claim. Our current protection and indemnity insurance coverage for pollution stands at $1.0 billion for any one event.

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

C. Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. We own our vessels through wholly-owned subsidiaries that are incorporated in the Marshall Islands or other jurisdictions generally acceptable to lenders in the shipping industry. The following are the wholly-owned subsidiaries of TOP SHIPS INC. as of December 31, 2010.

	Shipowning Companies with vessels in operations at December 31, 2010	Date of Incorporation	Country of Incorporation	Vessel

1	Ilisos Shipping Company Limited ("Ilisos")	April 2005	Marshall Islands	Ioannis P (acquired November 2005)
2	Amalfi Shipping Company Limited ("Amalfi")	July 2007	Marshall Islands	Amalfi (acquired December 2007)
3	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	Voc Gallant (acquired February 2008)
4	Japan I Shipping Company Limited ("Japan I")	August 2007	Liberia	Pepito (acquired March 2008)
5	Japan II Shipping Company Limited ("Japan II")	August 2007	Liberia	Astrale (acquired May 2008)
6	Japan III Shipping Company Limited ("Japan III")	August 2007	Liberia	Cyclades (acquired December 2007)
7	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	Miss Marilena (delivered February 2009)
8	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	Lichtenstein (delivered February 2009)
9	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	Ionian Wave (delivered March 2009)

10	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	Tyrrhenian Wave (delivered March 2009)
11	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	Britto (delivered May 2009)
12	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	Hongbo (delivered August 2009)
13	Mytikas Shipping Company Limited ("Mytikas")	February 2004	Marshall Islands	Delos (lease started October, 1, 2010)

Other Companies
14	Top Tankers (U.K.) Limited	January 2005	England and Wales	Representative office in London
15	Top Bulker Management Inc.	April 2005	Marshall Islands	Inactive Management Company
16	TOP Tanker Management Inc. ((the "Manager")	May 2004	Marshall Islands	Management Company

	Shipowning Companies with vessels sold	Date of Incorporation	Country of Incorporation	Vessel
17	Olympos Shipping Company Limited	December 1999	British Cayman Islands	Med Prologue (sold to "Olympos Shipping Company Limited")
18	Vermio Shipping Company Limited ("Faithful")	December 2001	Marshall Islands	Faithful (sold to "Gramos Shipping Company Inc" July 2003)
19	Kalidromo Shipping Company Limited ("Kalidromo")	May 2003	Marshall Islands	Tireless (sold September 2004)
20	Olympos Shipping Company Limited ("Olympos")	May 2003	Marshall Islands	Med Prologue (sold December 2004)
21	Rupel Shipping Company Inc. ("Rupel")	January 2003	Marshall Islands	Fearless (sold July 2005)
22	Helidona Shipping Company Limited ("Helidona")	May 2003	Marshall Islands	Yapi (sold September 2005)
23	Mytikas Shipping Company Limited ("Mytikas")	February 2004	Marshall Islands	Limitless (sold September 2008)
24	Litochoro Shipping Company Limited ("Litochoro")	March 2004	Marshall Islands	Endless (sold September 2008)
25	Vardousia Shipping Company Limited ("Vardousia")	July 2004	Cyprus	Invincible (sold by its new owners July 2007)
26	Psiloritis Shipping Company Limited ("Psiloritis")	July 2004	Liberia	Victorious (sold by its new owners August 2007)
27	Menalo Shipping Company Limited ("Menalo")	July 2004	Cyprus	Restless (sold by its new owners September 2007)

28	Pintos Shipping Company Limited ("Pintos")	July 2004	Cyprus	Sovereign (sold by its new owners August 2008)
29	Pylio Shipping Company Limited ("Pylio")	July 2004	Liberia	Flawless (sold by its new owners September 2008)
30	Taygetus Shipping Company Limited ("Taygetus")	July 2004	Liberia	Timeless (sold by its new owners September 2008)
31	Imitos Shipping Company Limited ("Imitos")	November 2004	Marshall Islands	Noiseless (sold January 2008)
32	Parnis Shipping Company Limited ("Parnis")	November 2004	Marshall Islands	Stainless (sold January 2008)
33	Parnasos Shipping Company Limited ("Parnasos")	November 2004	Liberia	Faultless (sold by its new owners March 2008)
34	Vitsi Shipping Company Limited ("Vitsi")	November 2004	Liberia	Stopless (sold by its new owners September 2008)
35	Kisavos Shipping Company Limited ("Kisavos")	November 2004	Marshall Islands	Priceless (sold by its new owners September 2008)
36	Agion Oros Shipping Company Limited ("Agion Oros")	February 2005	Marshall Islands	Topless (sold December 2006)
37	Giona Shipping Company Limited ("Giona")	March 2005	Marshall Islands	Taintless (sold November 2006)
38	Agrafa Shipping Company Limited ("Agrafa")	March 2005	Marshall Islands	Soundless (sold November 2006)
39	Ardas Shipping Company Limited ("Ardas")	April 2005	Marshall Islands	Errorless (sold April 2007)
40	Nedas Shipping Company Limited ("Nedas")	April 2005	Marshall Islands	Stormless (sold June 2008)
41	Kifisos Shipping Company Limited ("Kifisos")	April 2005	Marshall Islands	Edgeless (sold July 2008)
42	Sperhios Shipping Company Limited ("Sperhios")	April 2005	Marshall Islands	Ellen P (sold September 2008)
43	Noir Shipping S.A. ("Noir")	June 2007	Marshall Islands	Bertram (sold April 2008)
44	Gramos Shipping Company Inc. ("Gramos")	January 2003	Marshall Islands	Faithful (sold and leased back March 2006)
45	Falakro Shipping Company Limited ("Falakro")	July 2004	Liberia	Doubtless (sold and leased back March 2006)
46	Pageon Shipping Company Limited ("Pageon")	July 2004	Cyprus	Vanguard (sold and leased back March 2006)
47	Idi Shipping Company Limited ("Idi")	July 2004	Liberia	Spotless (sold and leased back March 2006)
48	Parnon Shipping Company Limited ("Parnon")	July 2004	Cyprus	Relentless (sold and leased back September 2005)
49	Lefka Shipping Company Limited ("Lefka")	March 2005	Marshall Islands	Dauntless (sold November 2010)

D.           Properties, Plants and Equipment

For a list of our fleet see "Business Overview – Our Fleet" above.

In January 2006, we entered into an agreement with an unrelated party to lease office space in Athens, Greece. The office is located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for a duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years. In September 2010, the agreement was amended and the new monthly rent was renegotiated. It was also agreed to revert occupancy in certain areas of the leased office space by the end of April 2011. All other terms of the lease remained unchanged.  The current monthly rental is $0.06 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) adjusted annually for inflation increase plus 1.0%.

In addition, our subsidiary TOP TANKERS (U.K.) LIMITED, a representative office in London, entered into a new lease agreement with an unrelated third party for office space in London, which is valid from September 2010 and shall continue until either party shall give to the other one calendar month written notice. The annual lease is $0.02 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010) payable quarterly in advance.

In November 2009, TOP SHIPS INC. entered into a lease agreement for office space in London. The initial agreement was signed on November 15, 2009 and expired on November 14, 2010. The agreement was extended through November 14, 2011 with all terms remaining unchanged. The current monthly rent is $0.04 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010).

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

A.           Operating results

Overview

We are an international provider of seaborne transportation services, carrying petroleum products and crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries.

On October 1, 2010, we entered into a bareboat agreement to charter in the M/T Delos for five years at an average daily rate of $5,219.

On November 5, 2010, we sold M/T Dauntless for an amount of $20.1 million.

In response to a Nasdaq notification received in August 2010 that our common stock was in violation of its minimum bid price requirements, we obtained shareholder authorization at our annual general meeting held on September 30, 2010 to conduct a reverse stock split at a ratio of not less than one-for-two and not more than one-for-ten, which authorization shall expire at the date of our 2011 annual general meeting of shareholders. During January 2011, we regained compliance with the Nasdaq requirement due to an increase in our common stock price. On March 28, 2011 we received a notification from Nasdaq stating that our common stock was again in violation of its minimum bid price requirements. The applicable grace period to regain compliance is 180 calendar days expiring September 26, 2011.

As of December 31, 2010, our fleet consisted of twelve owned vessels and one chartered-in vessel under a bareboat charter. This fleet includes eight Handymax tankers, one Supramax drybulk vessel, one Handymax drybulk vessel, and three Panamax drybulk vessels, with a total carrying capacity of 0.7 million dwt. As of December 31, 2009, our fleet consisted of thirteen owned vessels, comprised of the same vessel size classes and total carrying capacity as on December 31, 2010.

Segments

Since the acquisition of drybulk vessels in the fourth quarter of 2007, we have been analyzing and reporting our segment income for two segments: the tanker segment and the drybulk segment. Segment income consists of operating income per segment after deducting interest and finance costs for each segment.

Tanker segment: For the year ended December 31, 2009, revenues for this segment were $47.4 million and operating loss was $56.2 million. For the year ended December 31, 2010, revenues for this segment were $39.4 million and operating income was $10.3 million.

Drybulk segment: For the year ended December 31, 2009, revenues for this segment were $56.7 million and operating income was $18.2 million. For the year ended December 31, 2010, revenues for this segment were $51.5 million and operating income was $12.1 million.

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

• Available days. We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs, or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric for the first time, in the second quarter and first half of 2009. We have adjusted the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

• Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

• Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have adjusted the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

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

Vessels operating on period charters, time charters or bareboat charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, either directly or through a pool arrangement, generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to Central Mare, one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

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

We have entered into a time charter contract and a pool agreement with the Dorado Tankers Pool Inc., or Dorado Pool, under which our vessel earns charterhire in accordance with a pool point formula as defined in the pool agreement. The pool agreement provides that charterhire will be paid 30 days in arrears. The amount of charterhire depends on the earnings that the pool has managed to achieve by chartering its vessels in the spot market. Preliminary charterhire will be based on the pool's then-current earnings and is not a guaranteed minimum rate. The preliminary charterhire may be adjusted either up or down as necessary by the pool committee depending on prevailing market conditions. The vessel's earnings will be adjusted quarterly according to its actual operating days in the pool.

As of the date of this report, two of our vessels are trading in the spot market. We may in the future operate additional vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

In 2008 and 2009, approximately 17% and 22%, respectively, of our total revenues from the tanker segment were derived from one charterer, ST Shipping and Transport Pte Ltd. In 2010, approximately 18% of our total revenues from the tanker segment were derived from one charterer, Daelim H&L Co. Ltd, or Daelim.

Drybulk segment

The factors affecting voyage revenues discussed above also apply to the drybulk segment, with the only differences being those that exist between oil and drybulk commodity market trends.

As of the date of this annual report, four of our drybulk vessels were operating under time charters and one was operating under a bareboat charter.

Up to December 31, 2009, revenues related to drybulk vessels included amortization of the fair value of below-market acquired time charter liability. However, relevant revenues are considered unallocated for the purposes of analyzing and reporting our results of operations in two segments: tanker segment and drybulk segment. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Specifically, when vessels are acquired under such conditions, upon delivery of the vessel we allocate the total cost of the acquisition between the vessel and the fair value of the below-market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached period charter is computed as the present value of the difference between the contractual amount to be received over the term of the period charter and management's estimates of the market period charter rate at the time of acquisition. The fair value of below market period charter is amortized over the remaining period of the period charter as an increase to revenues.

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

In 2009, approximately 32% of our total revenues from the drybulk segment were derived from two charterers. These two charterers, Hanjin and Cosco, provided 18% and 14%, respectively, of our total revenues in 2009. In 2010, approximately 35% of our total revenues from the drybulk segment were derived from two charterers. These two charterers, Hanjin and Cosco, provided 19% and 16%, respectively, of our total revenues in 2010.

Voyage Expenses

Tanker segment

Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions. All these expenses, except commissions, are paid by the charterer under a time charter or bareboat charter contract. The amount of voyage expenses are primarily driven by the routes that the vessels travel, the amount of ports called on, the canals crossed and the price of bunker fuels paid. This category was less significant in 2009 when compared to 2008 since all our tanker vessels were either on time charters or bareboat charters in 2009, as compared to 2008 when up to 11 of our vessels operated in the spot market. In the last quarter of 2010, voyage expenses increased slightly due to the fact that one of our tankers entered the spot market and another operated under a pool arrangement.

Drybulk segment

Our drybulk vessels are operating under time charter or bareboat charter contracts and hence voyage expenses primarily consist of commissions on the time charters.

Charter Hire Expenses

Tanker segment

Through July 3, 2009 charter hire expenses consisted of lease payments for vessels sold and leased-back during 2005 and 2006 for periods between five to seven years, which leases were terminated during 2009. In October 2010, we entered into a bareboat charter-in agreement for M/T Delos that entails lease payments up to September 2015. For further information please see "Item 4-Information on the Company-History and Development of the Company".

Drybulk segment

There were no charter hire expenses applicable to the drybulk segment.

Vessel Operating Expenses

Tanker and Drybulk segment

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses for vessels that we own or lease under our operating leases. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. We analyze vessel operating expenses on a U.S. Dollar / per day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Dry-docking Costs

Tanker and Drybulk segment

Dry-docking costs relate to regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material, the billing currency of the yard, the number of days the vessel is off-hire and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. Please see "Item 18 – Financial Statements – Note 2 – Significant Accounting Policies." In the case of tankers, dry-docking costs may also be affected by new rules and regulations. For further information please see "Item 4 – Information on the Company – B. Business Overview – Environmental Regulations".

Management Fees – Third Parties

Tanker and Drybulk segment

These costs relate to management fees to non-related parties.

Management Fees – Related Parties

Tanker and Drybulk segment

Except as noted below, since July 1, 2010, Central Mare, a related party controlled by the family of our CEO, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter  agreement concluded between Central Mare and Top Ships as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries. We have contracted the technical management and crewing of M/T Delos to TMS Tankers but these responsibilities will be transferred to Central Mare during the second quarter of 2011. For further information please see "Item 4 – Information on the Company – B. Business Overview – Management of the fleet".

General and Administrative Expenses

Tanker and Drybulk segment

Our general and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our CEO, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of CEO, Chief Financial Officer, Executive Vice President and Chief Technical Officer. For further information please see "Item 18 – Financial Statements – Note 5 – Transactions with Related Parties".

General and administrative expenses are Euro denominated except for some legal fees and are therefore affected by the conversion rate of the U.S. Dollar versus the Euro. General and administrative expenses are allocated to different segments based on calendar days of vessels operated.

Interest and Finance Costs

Tanker and Drybulk segment

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. Interest expense is directly related with the repayment schedule of our loans, the prevailing LIBOR and the relevant margin.

Since the fourth quarter of 2008, however, lenders have required provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate which in all cases is higher than LIBOR. Additionally, as part of our discussions with banks with regard to loan covenant breaches, we have agreed to increase the relevant interest margin on certain of our loans. For further information please see " – B. Liquidity and Capital Resources".

Inflation

Inflation has not had a material effect on our expenses. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel's present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the drybulk and tanker markets, the availability of relevant purchase candidates, and our general assessment of the prospects for the segments that we operate in.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate  agreement between the vessel owner and the charterer.

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

During 2010, we did not acquire any vessels with existing period charter arrangements.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

●	obtain the charterer's consent to us as the new owner;

●	obtain the charterer's consent to a new technical manager;

●	in some cases, obtain the charterer's consent to a new flag for the vessel;

●	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

●	replace all hired equipment on board, such as gas cylinders and communication equipment;

●	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers; and

●	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations. Our business is comprised of the following main elements:

●	employment and operation of our tanker and drybulk vessels; and

●	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our tanker and drybulk vessels.

The employment and operation of our vessels require the following main components:

●	vessel maintenance and repair;

●	crew selection and training;

●	vessel spares and stores supply;

●	contingency response planning;

●	onboard safety procedures auditing;

●	accounting;

●	vessel insurance arrangement;

●	vessel chartering;

●	vessel security training and security response plans (ISPS);

●	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

●	vessel hire management;

●	vessel surveying; and

●	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

●	management of our accounting system and records and financial reporting;

●	administration of the legal and regulatory requirements affecting our business and assets; and

●	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

●	Charter rates and periods of charter hire for our tanker and drybulk vessels;

●	Utilization of our tanker and drybulk vessels (earnings efficiency);

●	levels of our tanker and drybulk vessels' operating expenses and dry-docking costs;

●	depreciation and amortization expenses;

●	financing costs; and

●	fluctuations in foreign exchange rates.

Results of operations for the fiscal years ended December 31, 2008, 2009 and 2010

The following table depicts changes in the results of operations for 2010 compared to 2009 and 2009 compared to 2008.

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
	($ in thousands)			$	%	$	%
Voyage Revenues	257,380	107,979	90,875	(149,401)	-58.0%	(17,104)	-15.8%
Voyage expenses	38,656	3,372	2,468	(35,284)	-91.3%	(904)	-26.8%
Charter hire expense	53,684	10,827	480	(42,857)	-79.8%	(10,347)	-95.6%
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(18,707)	(7,799)	-	10,908	-58.3%	7,799	-100.0%
Lease termination Expense	-	15,391	-	15,391	-	(15,391)	-100.0%
Vessel operating expenses	67,114	23,739	12,853	(43,375)	-64.6%	(10,886)	-45.9%
Dry-docking costs	10,036	4,602	4,103	(5,434)	-54.1%	(499)	-10.8%
Depreciation	32,664	31,585	32,376	(1,079)	-3.3%	791	2.5%
Management fees-third parties	1,159	419	159	(740)	-63.8%	(260)	-62.1%
Management fees-related parties	-	-	3,131	-	-	3,131	-
General and administrative expenses	30,229	23,416	18,142	(6,813)	-22.5%	(5,274)	-22.5%
Gain on sale of vessels	(19,178)	-	(5,101)	19,178	-100.0%	(5,101)	-
Impairment on vessels	-	36,638	-	36,638	-	(36,638)	-100.0%
Expenses	195,657	142,190	68,611	(53,467)	-27.3%	(73,579)	-51.7%
Operating income (loss)	61,723	(34,211)	22,264	(95,934)	-155.4%	56,475	-165.1%
Interest and finance costs	(25,764)	(13,969)	(14,776)	11,795	-45.8%	(807)	5.8%
Loss on financial instruments	(12,024)	(2,081)	(5,057)	9,943	-82.7%	(2,976)	143.0%
Interest income	1,831	235	136	(1,596)	-87.2%	(99)	-42.1%
Other, net	(127)	(170)	(54)	(43)	33.9%	116	-68.2%
Total other expenses, net	(36,084)	(15,985)	(19,751)	20,099	-55.7%	(3,766)	23.6%
Net income (loss)	25,639	(50,196)	2,513	(75,835)	-295.8%	52,709	-105.0%

The table below presents the key measures of each of our segments for the each of the years 2008, 2009 and 2010 (also see "Item 18 – Financial Statements – Note 4 – Segment Reporting"). Please see "Item 3 – A. Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.

	12-months Ended December 31,			change
	2008	2009	2010	YE09 v YE08	YE10 v YE09
	($ in thousands)%				%
TANKER FLEET**
Total number of vessels at end of period	7.0	8.0	8.0	14.3%	0.0%
Average number of vessels	13.9	8.7	8.1	-37.4%	-7.1%
Total operating days for fleet under spot charters	1,035	-	45	-100.0%	-
Total operating days for fleet under time charters	3,322	1,420	692	-57.3%	-51.3%
Total operating days for fleet under bareboat charters	-	1,569	2,190	-	39.6%
Average TCE ($/day)	29,786	15,468	13,023	-48.1%	-15.8%

DRYBULK FLEET
Total number of vessels at end of period	5.0	5.0	5.0	0.0%	0.0%
Average number of vessels	4.9	5.0	5.0	2.5%	0.0%
Total operating days for fleet under time charters	1,407	1,421	1,384	1.0%	-2.6%
Total operating days for fleet under bareboat charters	335	365	365	9.0%	0.0%
Average TCE ($/day) *	38,547	30,493	28,754	-20.9%	-5.7%

TOTAL FLEET
Total number of vessels at end of period	12.0	13.0	13.0	8.3%	0.0%
Average number of vessels	18.8	13.7	13.1	-27.0%	-4.6%
Total operating days for fleet under spot charters	1,035	-	45	-100.0%	-
Total operating days for fleet under time charters	4,729	2,841	2,076	-39.9%	-26.9%
Total operating days for fleet under bareboat charters	335	1,934	2,555	477.3%	32.1%
Average TCE ($/day)*	35,862	21,907	18,907	-38.9%	-13.7%

* Amortization of Time Charter Fair Value is not included in the calculation of the Average TCE ($/day) of the drybulk fleet, but it is included in the total fleet consistent with our segment presentation.

** Includes owned and leased back vessels for 2008 and a bareboat chartered-in vessel for 2010.

 Year On Year Comparison Of Operating Results

Revenues

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Revenues by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	163,995	47,353	39,394	(116,642)	-71.1%	(7,959)	-16.8%
Drybulk Fleet	71,590	56,715	51,481	(14,875)	-20.8%	(5,234)	-9.2%
Unallocated	21,795	3,911	-	(17,884)	-82.1%	(3,911)	-100.0%
Consolidated Revenues	257,380	107,979	90,875	(149,401)	-58.0%	(17,104)	-15.8%

Tanker segment

2010 vs. 2009

During 2010, tanker revenues decreased by $8 million, or 16.8%, compared to 2009. This decrease is mainly a result of our lease unwinding strategy, which was concluded in 2009 with the termination of five leases resulting in a decrease in 2010 revenue by $12.1 million. In addition, 2010 revenue was lower by $3.0 million as a result of the decrease in the bareboat charter rate of the M/T's Ionian Wave and Tyrrhenian Wave. These decreases in revenue were partially offset by the full employment of our newbuilding vessels, which generated $8.2 million more revenue in 2010 than in 2009.

2009 vs. 2008

During 2009, tanker revenues decreased by $116.6 million, or 71.1%, compared to 2008. This decrease was mainly due to the decrease in the average number of tanker vessels that we operated, from 13.9 in 2008 to 8.7 in 2009, as a result of our lease unwinding strategy, which resulted in the termination of six leases, the sale of seven owned vessels during 2008 and the termination of five leases during 2009. The decrease in the revenues relating to the vessels sold and leases terminated in 2008 amounted to $117.7 million. The decrease in the revenues relating to the leases terminated in 2009 amounted to $21.0 million. These decreases in revenue were partially offset by an increase in revenues in 2009, which amounted to $22.4 million related to the newbuilding vessels delivered during 2009.

 Drybulk segment

2010 vs. 2009

During 2010, drybulk vessel revenues decreased by $5.2 million, or 9.2%, compared to 2009 mainly as a result of the expiration of the charter for the vessel M/V Astrale, which had been earning $72,000 per day, and which was subsequently rechartered at a much lower rate. M/V Astrale's revenues decreased by $4.3 million, from $10.2 million in 2009, to $5.9 million in 2010. An additional decrease in drybulk vessel revenues of $1.6 million is related to the vessel M/V Cyclades, which underwent a special survey in 2010 that led to increased off-hire days.

2009 vs. 2008

During 2009, drybulk vessel revenues decreased by $14.9 million, or 20.8%, compared to 2008. This was mainly due to the lower charter rates achieved for the vessels M/V Amalfi and M/V Astrale in 2009 and the fact that the vessel M/V Bertram was sold in 2008, and therefore did not contribute to 2009 results.

Unallocated revenues

This amount refers to the amortization of the fair value of the time charter contracts of the drybulk vessels M/V Bertram, M/V Amalfi and M/V Papillon (ex Voc Gallant). This amount is included in the total revenues but is excluded from segment revenue to be consistent with the way management evaluates segment performance and allocates resources. The amount was fully amortized by the end of 2009.

Expenses

1.	Voyage expenses

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Voyage Expenses by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	34,215	1,118	1,277	(33,097)	-96.7%	159	14.2%
Drybulk Fleet	4,441	2,254	1,191	(2,187)	-49.2%	(1,063)	-47.2%
Consolidated Voyage Expenses	38,656	3,372	2,468	(35,284)	-91.3%	(904)	-26.8%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

Tanker segment

2010 vs. 2009

During 2010, voyage expenses increased by $0.2 million, or 14.2%, compared to 2009 mainly due to the fact that in the fourth quarter of 2010, the M/T Ioannis P operated in the spot market, which resulted in an increase in voyage expenses of $0.5 million. In addition, commissions on new building vessels amounted to $0.3 million. These increases were partially offset, mainly by the decrease in voyage expenses as a result of the termination of the last five leases, which amounted to $0.3 million and the decrease in voyage expenses of the M/T Dauntless in an amount of $0.3 million, related to the higher commissions of its previous charter and dry-dock related expenses.

2009 vs. 2008

During 2009, voyage expenses decreased by $33.1 million, or 96.7%, compared to 2008 mainly due to the decrease of the average number of our tanker vessels by 37.4% and the fact that during the year none of our vessels operated in the spot market. The decrease was a result of our lease unwinding strategy which resulted in the termination of six leases and the sale of seven owned vessels during 2008 and the termination of five leases during 2009. Voyage expenses incurred during 2009 relate entirely to charter commissions.

Drybulk segment

2010 vs. 2009

During 2010, voyage expenses decreased by $1.1 million, or 47.2%, compared to 2009 mainly due to address commissions.

2009 vs. 2008

During 2009, voyage expenses decreased by $2.2 million, or 49.2%, compared to 2008 mainly due to a decrease in commissions on the time charters in the amount of $1.7 million, which mainly resulted from the decrease in revenues under time charters for their respective vessels.

2.	Charter hire expenses

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Charter Hire Expense by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	53,684	10,827	480	(42,857)	-79.8%	(10,347)	-95.6%
Drybulk Fleet	-	-	-	-	-	-	-
Consolidated Charter Hire Expense	53,684	10,827	480	(42,857)	-79.8%	(10,347)	-95.6%

Tanker segment

2010 vs. 2009

During 2010, charter hire expense decreased by $10.3 million, or 95.6%, compared to 2009. This is due to the termination of the last five remaining leases during 2009 that led to expenses amounting to $10.8 million in 2009 and an offsetting increase of $0.5 million due to the bareboat charter-in of the M/T Delos in the fourth quarter of 2010.

2009 vs. 2008

During 2009, charter hire expense decreased by $42.9 million, or 79.8%, compared to 2008. A decrease  of $30.5 million was due to the termination of the six leases during 2008 and a decrease of $12.4 million was due to the termination of the remaining five leases during the first half of 2009.

Drybulk segment

There were no charter hire expenses applicable to the drybulk segment.

3.	Lease Termination Expense

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Lease Termination Expense by Segment	($ in thousands)			$	%	$	%
Tanker Fleet		15,391	-	15,391	-	(15,391)	-100.0%
Drybulk Fleet				-	-	-	-
Consolidated Lease Termination Expense	-	15,391	-	15,391	-	(15,391)	-

Tanker segment

2010 vs. 2009

In 2010 we did not have any lease termination expenses.

2009 vs. 2008

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

Drybulk segment

There were no lease termination expenses applicable to the drybulk segment.

4.	Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Amortization of Deferred Gain on Sale and Leaseback of Vessels and Write-off of Seller's Credit by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	(18,707)	(7,799)	-	10,908	-58.3%	7,799	-100.0%
Drybulk Fleet	-	-		-	-	-	-
Consolidated Amortization of Deferred Gain on Sale and Leaseback of Vessels and Write-off of Seller's Credit	(18,707)	(7,799)	-	10,908	-58.3%	7,799	-100.0%

Tanker segment

2010 vs. 2009

Deferred gain on sale and leaseback of vessels was fully amortized in 2009.

2009 vs. 2008

During 2009, amortization of deferred gain decreased by $10.9 million, or 58.3%, compared to 2008. During 2009, amortization of deferred gain on sale and leaseback of vessels included $14.1 million in accelerated recognition of unamortized gain offset by the write off of $7.9 million of seller's credit, due to the termination of the remaining five leases. The 2009 amount also includes the annual deferred gain amortization of $1.6 million. During 2008, amortization of deferred gain on sale and leaseback of vessels included $4.4 million of annual amortization and $27.2 million of accelerated amortization representing unamortized gain resulting from the unwinding of six leases in 2008, offset by the $14.3 million of vessel sale related expenses.

Drybulk segment

Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit is not applicable to the drybulk segment.

5.	Vessel Operating Expenses

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Vessel Operating Expenses by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	56,272	15,032	6,090	(41,240)	-73.3%	(8,942)	-59.5%
Drybulk Fleet	10,842	8,707	6,763	(2,135)	-19.7%	(1,944)	-22.3%
Consolidated Vessel Operating Expenses	67,114	23,739	12,853	(43,375)	-64.6%	(10,886)	-45.9%

Vessel operating expenses include:

-	crew wages and related costs,

-	insurance,

-	repairs and maintenance,

-	spares and consumable stores,

-	tonnage taxes and value added tax, or VAT.

Tanker segment

2010 vs. 2009

During 2010, vessel operating expenses decreased by $8.9 million, or 59.5%, compared to 2009 due to our lease unwinding strategy which was concluded in 2009 with the termination of five leases, which resulted in a decrease in 2010 operating expenses of $8.7 million.

On a daily basis, average vessel operating expenses decreased in 2010 by $2,662 per day, or 56.4%, from 2009. This decrease can be partly attributed to the termination of five leases, during 2009, which lead to an overall decrease in operating expenses during 2010. In addition, the six newbuilding vessels added to our fleet during 2009 were chartered under bareboat charters and therefore had no effect on our operating expenses despite the fact that they increased the number of our vessel operating days in both 2009 and 2010, but more so during 2010. Crew costs decreased by $1,233 per day, or 54.1%,  repairs and maintenance decreased by $652 per day, or 73%, and spares and consumable stores decreased by $490 per day, or 48.6%, compared to 2009. Finally, during 2010 the daily insurance cost decreased by $284 per day, or 49% compared to 2009.

2009 vs. 2008

During 2009, average vessel operating expenses decreased by $41.2 million, or 73.3%, compared to 2008 mainly as a result of a 37.4% reduction in the average number of tanker vessels that we operated, from 13.9 tanker vessels in 2008 to 8.7 tanker vessels in 2009.

On a daily basis, vessel operating expenses decreased in 2009 by $6,322 per day, or 57.2%, from 2008. The decrease was partly a result of lower crew wages and related costs during 2009 representing $2,091 per day, or 47.9%, compared to 2008. Crew wages decreased due to a change in the mix of our crew during the second half of 2009. More specifically, all of our Greek crew was replaced with other nationalities during the second half of 2009. During 2009, repairs and maintenance decreased by $2,414 per day, or 73.0%, from 2008, mainly as a result of a decrease in unplanned repairs due to damages of $1,116 per day and decreased costs related to other repairs and maintenance of $728 per day, mainly resulting from the decrease in the average age and capacity of vessels. Also, during 2009, spares and consumable stores decreased by $1,225 per day, or 54.8% compared to 2008 as a result of decreased repairs and maintenance. Finally, during 2009 the daily insurance cost decreased by $638 per day, or 52.4%, compared to 2008 as a result of a decrease in the average number of vessels that we operated in 2009 relative to 2008, which offset the increased insurance premiums imposed.

Drybulk segment

2010 vs. 2009

During 2010, vessel operating expenses decreased by $1.9 million, or 22.3%, compared to 2009.

On a daily basis, vessel operating expenses decreased in 2010 by $1,065 per day, or 22.3%, from 2009. The decrease was partly a result of lower crew wages and related costs which decreased in 2010 by $358 per day, or 15.6%, from 2009 due to a renegotiation of our contacts with our manning agent. During 2010, repairs and maintenance decreased by $533 per day, or 65.9%, from 2009, mainly as a result of extraordinary repairs and maintenance for M/V Pepito in 2009 that we claimed from insurance in 2010, thus decreasing the related expense. Also, during 2010, spares and consumable stores decreased by $217 per day, or 20.4% compared to 2009, mainly due to the spares used for the extraordinary repairs and maintenance for M/V Pepito in 2009 and due to the special surveys of two Panamax and one Handymax drybulk vessels in 2010 that reduced the need for tactical maintenance of the three vessels during the year. Finally, during 2010 the daily insurance cost increased by $20 per day, or 3%, from 2009.

2009 vs. 2008

During 2009, vessel operating expenses decreased by $2.1 million, or 19.7%, compared to 2008.

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

6.	Dry-docking costs

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Dry-docking Costs by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	9,450	4,543	10	(4,907)	-51.9%	(4,533)	-99.8%
Drybulk Fleet	586	59	4,093	(527)	-89.9%	4,034	6837.3%
Consolidated Dry-docking Costs	10,036	4,602	4,103	(5,434)	-54.1%	(499)	-10.8%

Tanker segment

During 2010, no tanker vessels underwent any dry-docking.

During 2009, dry-docking costs decreased 51.9% to $4.5 million. Dry-docking costs in 2009 mainly related to the special surveys of two Handymax tankers that were completed in 2009.

During 2008, dry-docking costs amounted to $9.4 million. Dry-docking costs in 2008 mainly related to the special surveys of two Suezmax tankers and two Handymax tankers and the intermediate survey of one Suezmax tanker that was completed in 2008.

Drybulk segment

During 2010, dry-docking costs amounted to $4.1 million that related to the completion of the special surveys of two Panamax and one Handymax drybulk vessels.

During 2009, no drybulk vessels underwent any dry-docking.

During 2008, we completed the intermediate survey of one Panamax drybulk vessel.

7.	Vessel Depreciation

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Vessel Depreciation by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	13,867	12,580	13,371	(1,287)	-9.3%	791	6.3%
Drybulk Fleet	18,797	19,005	19,005	208	1.1%	-	0.0%
Consolidated Vessel Depreciation	32,664	31,585	32,376	(1,079)	-3.3%	791	2.5%

Tanker segment

2010 vs. 2009

During 2010, vessel depreciation increased by $0.8 million, or 6.3%, compared to 2009. This is due to the full employment of all our newbuilding vessels in 2010 that increased our depreciation expenses by $3.3 million, and an offsetting decrease of $2.3 million related to the recognition of an impairment charge for M/T's Dauntless and Ioannis P in 2009 that decreased the depreciable value of the vessels by a total of $36.6 million and another minor offsetting decrease of $0.2 million related to the sale of M/T Dauntless in the fourth quarter of 2010.

2009 vs. 2008

During 2009, vessel depreciation decreased by $1.3 million, or 9.3%, compared to 2008. This is due to a decrease of $9.5 million related to the seven owned Suezmax tankers that were sold during 2008, and an offsetting increase of $8.2 million related to the newbuilding vessels delivered during 2009.

Drybulk segment

2010 vs. 2009

Due to the fact that our drybulk fleet remained the same between the two years, there was no increase or decrease in the depreciation expense.

2009 vs. 2008

During 2009, vessel depreciation increased by $0.2 million or 1.1% compared to 2008. This is due to the increase of $1.7 million related to M/V Papillon (ex. Voc Gallant), M/V Astrale and M/V Pepito that were operating for the full year in 2009, which is offset by the decrease of $1.5 million, related to the sale of the M/V Bertram during 2008.

8.	Management fees-third parties

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Management fees-third parties by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	1,080	338	119	(742)	-68.7%	(219)	-64.8%
Drybulk Fleet	79	81	40	2	2.5%	(41)	-50.6%
Consolidated Management fees-third parties	1,159	419	159	(740)	-63.8%	(260)	-62.1%

Tanker segment

2010 vs. 2009

During 2010, sub-managers fees decreased by $0.2 million, or 64.8%, compared to 2009 due to the fact that from July 1, 2010 onwards our fleet was being managed by Central Mare. After July 1, 2010 we have not incurred any third party management fees. See 'Management fees for related parties' section that follows.

2009 vs. 2008

During 2009, sub-managers fees decreased by $0.7 million, or 68.7%, compared to 2008 mainly due to the decrease in the average number of vessels of our fleet and the shift in technical management from third parties to Top Tanker Management. Specifically, as of December 31, 2009 the number of vessels under third party technical management was one compared to two as of December 31, 2008. Additionally, as of December 31, 2009 the number of vessels under third party crew management was two compared to nine as of December 31, 2008.

Drybulk segment

2010 vs. 2009

During 2010, sub-managers fees decreased by $0.04 million or 50.6% compared to 2009 mainly due to the fact that from July 1, 2010 onwards our fleet was being managed by Central Mare and thus our third party management fees were effectively eliminated.

2009 vs. 2008

There was no significant change in the management fees in the drybulk segment during this period.

9.	Management fees for related parties

Management fees for related parties include the management fees that the company pays to Central Mare and TMS Tankers. Please see "Item 18 – Financial Statements – Note 5 – Transactions with Related Parties". The below analysis combines tanker and drybulk vessel segments.

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Management fees-related parties by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	-	-	1,804	-	-	1,804	-
Drybulk Fleet	-	-	1,327	-	-	1,327	-
Consolidated Management fees-related parties	-	-	3,131	-	-	3,131	-

2010 vs. 2009

Except as set forth below, since July, 1 2010, our vessels have been managed by Central Mare, a related party controlled by the family of our CEO. Pursuant to a letter  agreement concluded between Central Mare and Top Ships as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries, Central Mare has been providing technical and commercial management for our vessels and has also been acting as our charter, sales and purchase broker. On October 1, 2010, we entered into a management agreement with TMS Tankers, a related party, for the technical management and crewing of M/T Delos. Commercial management of the vessel was contracted to Central Mare as of that date. The management agreement with TMS Tankers is expected to be terminated during the second quarter of 2011 and all management functions performed by TMS Tankers will be transferred to another manager. In 2010 all fees payable to Central Mare under these management agreements amounted to $2.9 million and to TMS Tankers to $0.1 million. Please see "Item 7 – Related Party Transactions - Central Mare Letter Agreement Management Agreements and Other Agreements" for further details.

2009 vs. 2008

Not applicable.

10.	General and Administrative Expenses

General and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our CEO, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of CEO, Chief Financial Officer, Executive Vice President and Chief Technical Officer. For further information, please see "Item 18 – Financial Statements – Note 5 – Transactions with Related Parties".

The below analysis, combines tanker and drybulk vessel segments.

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
General and Administrative Expenses by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	22,474	14,914	11,055	(7,560)	-33.6%	(3,859)	-25.9%
Drybulk Fleet	7,856	8,437	6,921	581	7.4%	(1,516)	-18.0%
Unallocated	(101)	65	166	166	-164.4%	101	155.4%
Consolidated General and Administrative Expenses	30,229	23,416	18,142	(6,813)	-22.5%	(5,274)	-22.5%

2010 vs. 2009

During 2010, our general and administrative expenses decreased by $5.3 million, or 22.5%, compared to 2009. This decrease is mainly due to a reduction in manager and employee related expenses by $2.3 million as a result of the contracting of operational, technical and commercial functions to Central Mare from July 1, 2010 that led to a more cost effective operating structure and reduced overhead expenses. Also, during 2010, stock based compensation expense decreased by $1.4 million, mainly due to the difference in grant date fair value of awards granted to the senior management and directors. Additionally, bonuses decreased by $0.8 million, legal & consulting fees decreased by $0.6 million, audit expenses decreased by $0.4 million, travelling expenses decreased by $0.2 million and Nasdaq related fees & expenses decreased by $0.1 million.

2009 vs. 2008

During 2009, our general and administrative expenses decreased by $6.8 million, or 22.5%, compared to 2008. This decrease was attributed primarily to a decrease in salaries and related costs of $3.6 million during 2009 due to a decrease in the average number of employees from 92 in 2008 to 59 in 2009.  Also, during 2009, stock based compensation expense decreased by $1.6 million from $5.1 million in 2008 to $3.5 million in 2009, mainly related to the difference in grant date fair value of awards granted to the senior management and directors, offset by the accelerated vesting due to board member resignations in 2009 (See "Item 6 – Directors, Senior Management and Employees – Compensation"). Finally, during 2009, our audit expenses decreased by $1.5 million from 2008.

11.	Gain on sale of vessels

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Gain on Sale of Vessels by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	(21,347)	-	(5,101)	21,347	-100.0%	(5,101)	-
Drybulk Fleet	2,169	-	-	(2,169)	-100.0%	-	-
Consolidated Gain on Sale of Vessels	(19,178)	-	(5,101)	19,178	-100.0%	(5,101)	-

Tanker segment

During 2010 we recognized a gain of $5.1 million from the sale of M/T Dauntless.

During 2009, we did not sell any tanker vessels.

During 2008 we recognized a total gain of $19.4 million from the sale of M/T Edgeless, M/T Ellen P, M/T Limitless and M/T Endless, a gain of $1.8 million from the sale of M/T Stormless, and a gain of $0.6 million from the sale of M/T Noiseless.

Drybulk segment

During 2010, we did not sell any drybulk vessels.

During 2009, we did not sell any drybulk vessels.

During 2008 we recognized a loss of $2.2 million from the sale of M/V Bertram in April 2008.

12.	Interest and Finance Costs

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Interest and Finance Costs by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	(11,888)	(7,692)	(10,448)	4,196	-35.3%	(2,756)	35.8%
Drybulk Fleet	(13,876)	(5,519)	(4,175)	8,357	-60.2%	1,344	-24.4%
Unallocated		(758)	(153)	(758)	-	605	-79.8%
Consolidated Interest and Finance Costs	(25,764)	(13,969)	(14,776)	11,795	-45.8%	(807)	5.8%

Tanker segment

2010 vs. 2009

During 2010, interest and finance costs increased by $2.8 million, or 35.8% compared to 2009. The increase is mainly due to an increase of $1.2 million in loan interest expenses relating to the financing of the newbuilding vessels that were delivered in the first half of 2009 and an amount of $1.5 million which constitutes the amortization of the debt discount relating to convertible loans. The debt discount represents the portion of debt that is convertible into equity where the conversion price per share is less than the market value of the common stock at the commitment date. For further information, please see "Item 18 – Financial Statements – Note 12 – Debt – Other Loans".

2009 vs. 2008

During 2009, interest and finance costs decreased by $4.2 million, or 35.3% compared to 2008. The decrease is mainly due to the loan prepayment of $97.7 million associated with the sale of tanker vessels M/T Edgeless, M/T Ellen P and M/T Stormless in 2008, which resulted in a decrease of $3.8 million in loan interest expenses and the loan prepayment of $100.1 million associated with the sale of tanker vessels M/T Noiseless, M/T Limitless, M/T Endless and M/T Stainless in 2008, which resulted in a decrease of $3.1 million in loan interest expenses. These decreases were partially offset by an increase of $4.5 million in loan interest expenses relating to the financing of newbuilding vessels.

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

Drybulk segment

2010 vs. 2009

During 2010, interest and finance costs decreased by $1.3 million, or 24.4% compared to 2009. The decrease is mainly due to the reduction in the outstanding balance of the loans for all our drybulk vessels and a decrease in the LIBOR rates, which resulted to a decrease in interest expenses of $0.9 million. Furthermore, in 2010, the amortization of finance fees decreased by $0.3 million in 2010, mainly due to the restructuring of vessel's M/V Astrale loan in 2009, which led to accelerated amortization of the vessel's fees in the same year.

2009 vs. 2008

During 2009, interest and finance costs decreased by $8.4 million, or 60.2% compared to 2008. The decrease is mainly due to (i) decrease in LIBOR rates, associated with the loans of M/T Astrale, M/T Pepito, M/T Cyclades, M/T Papillon (ex Voc Gallant) and M/T Amalfi, which reduced interest and finance costs by $4.6 million, (ii) lower average interest rate as of December 31, 2009 of 3.30% compared to 4.54% as of December 31, 2008, and (iii) a decrease in interest and finance costs of $0.7 million relating to the vessel Bertram which was sold during 2008. In addition, an amount of $1.2 million was charged as interest in 2008 related to the drybulk vessel M/V Astrale's capital lease entered into in February 2008 for two months before the vessel was acquired. Finally, there was a decrease in amortization of finance fees of vessel M/V Amalfi of an amount of $2.0 million. This decrease is mainly related to a decrease in finance fees which were higher in 2008 due to write-off, as a result of amendments of loan terms.

Unallocated

During 2010, interest and finance costs decreased by $0.6 million or 79.8% compared to 2009. This decrease is mainly due to the foreign currency gain from a bridge loan denominated in Euros, which amounted to $0.2 million and the decrease in amortization of financing fees for the same bridge loan, which amounted to $0.4 million.

Other Income or Expenses Not Allocated to Segments

Our management does not review the gain / (loss) on financial instruments and interest income by segment.

13.	Segment Income

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Segment Income (loss)	($ in thousands)			$	%	$	%
Tanker Fleet	1,119	(63,921)	(159)	(65,040)	-5812.3%	63,762	-99.8%
Drybulk Fleet	12,944	12,653	7,966	(291)	-2.2%	(4,687)	-37.0%
Unallocated	21896	3,088	(319)	(18,808)	-85.9%	(3,407)	-110.3%
Consolidated Segment income (loss)	35,959	(48,180)	7,488	(84,139)	-234.0%	55,668	-115.5%

Tanker segment

2010 vs. 2009

During 2010, segment loss decreased by $63.8 million, or 99.8%, compared to 2009.

2009 vs. 2008

During 2009, segment income decreased by $65 million, or 5,812.3%, compared to 2008.

Drybulk segment

2010 vs. 2009

During 2010, segment income decreased by $4.7 million, or 37.%, compared to 2009.

2009 vs. 2008

During 2009, segment income decreased by $0.3 million, or 2.2% compared to 2008.

Unallocated

2010 vs. 2009

During 2010, segment income decreased by $3.4 million, or 110.3%, compared to 2009.

2009 vs. 2008

During 2009, segment income decreased by $18.8 million or 85.9% compared to 2008.

14.	Gain / (loss) on financial instruments

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Gain / (loss) on Financial Instruments	($ in thousands)			$	%	$	%
Fair value change on financial instruments	(10,650)	2,635	865	13,285	-124.7%	(1,770)	-67.2%
Swap Interest	(1,374)	(4,716)	(5,922)	(3,342)	243.2%	(1,206)	25.6%
Total Gain / (loss) on Financial Instruments	(12,024)	(2,081)	(5,057)	9,943	-82.7%	(2,976)	143.0%

2010 vs. 2009

During 2010, fair value change in financial instruments decreased by $1.8 million, or 67.2% compared to 2009 due to the deterioration of expectations for future LIBOR rates that prevailed in the first nine months of the year, which had an adverse effect on the valuation of our swaps. This was partially offset by the decrease of the time to maturity of our swap contracts and an improvement in the expectations of future LIBOR rates that occurred in the fourth quarter of 2010, which had a positive effect on our swap valuations. Please see "Item 11 – Quantitative and Qualitative Disclosures About Market Risk" for further information.

During 2010, swap interest increased by $1.2 million, or 25.6% compared to 2009, mainly due to the decrease in LIBOR rates.

2009 vs. 2008

During 2009, fair value change in financial instruments decreased by $13.3 million, or 124.7% compared to 2008.  During 2009, the fair value of our swaps increased by $19.0 million due to more favorable valuations of our swap contracts as a result of an expectation of higher LIBOR rates in the future, as evidenced by forward rates. This positive change was partially offset by the decrease relating to the gain of $5.6 million as a result of the termination of a derivative product in the fourth quarter of 2008. Please see "Item 11 – Quantitative and Qualitative Disclosures About Market Risk" for further information.

During 2009, swap interest increased by $3.3 million, or 243.2%, compared to 2008, mainly due to decreased LIBOR rates.

15.	Interest Income

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Interest Income	1,831	235	136	(1,596)	-87.2%	(99)	-42.1%
Consolidated Interest Income	1,831	235	136	(1,596)	-87.2%	(99)	-42.1%

2010 vs. 2009

During 2010, interest income decreased by 42.1% to $0.1 million from $0.2 million during 2009. This decrease is mainly due to the decrease in the amounts kept under time deposits and relevant interest rates.

2009 vs. 2008

During 2009, interest income decreased by 87.2% to $0.2 million from $1.8 million during 2008. This decrease is mainly due to the decrease in the amounts kept under time deposits and relevant interest rates.

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

In December 2007 and April 2008, we raised a total of $120.0 million of equity capital to fund our diversification into the drybulk sector and our newbuilding program. Additionally, in 2008 we sold seven Suezmax tankers and one Panamax drybulk vessel for an aggregate sale price of $380.5 million.

Also in 2008, we refinanced our six newbuilding product tankers , which we bareboat chartered to three major charterers at fixed rates for periods of seven to ten years. With respect to these vessels, these bareboat charters reduce our long-term market risk and eliminate our operational risk for that period.

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

As of December 31, 2010, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $343.7 million, which after excluding unamortized financing fees of $4.0 million and unamortized debt discount of $2.3 million, amounts to $337.4 million, maturing from 2011 through 2019.

As of December 31, 2010, our cash balances amounted to $17.6 million, all of which is classified as restricted cash. Of this amount, $15.1 million is inaccessible to the Company as a result of being pledged, blocked or held as cash collateral. The remaining $2.5 million is restricted solely as a result of our overall cash position not meeting the targets set by the loan covenants and we are permitted to use these funds for working capital purposes.

Breach of Loan Covenants

As of December 31, 2010, we were in breach of loan covenants relating to earnings before interest, taxes, depreciation and amortization (EBITDA), overall cash position (minimum liquidity covenants), adjusted net worth and asset cover with certain banks. As a result of these covenant breaches and due to cross default provisions contained in all our bank facilities, we were in breach of all loan facilities and have classified all our debt and financial instruments as current, as discussed in Note 12 to our consolidated financial statements included in this annual report. See also below under "Working Capital Requirements and Sources of Capital".

A violation of covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness, which would impair our ability to continue to conduct our business.   We expect that the lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due.

 For details of credit facilities as of December 31, 2010 and discussion regarding waivers see "Item 5 – F. – Tabular Disclosure of Contractual Obligations – (1) Debt Facilities".

Working Capital Requirements and Sources of Capital

As of December 31, 2010, we had a working capital deficit (current assets less current liabilities) of $363.2 million assuming acceleration of our debt and financial instruments by our lenders. This working capital deficit consisted of the following (figures in millions):

Total current assets	$3.4

Current portion of debt	$32.8

Current portion of debt (previously categorized as long term)	$304.6

Other current liabilities	$16.3

Current portion of financial instruments	$4.1

Current portion of financial instruments (previously categorized as long term)	$8.8

Total current liabilities (assuming acceleration of our debt and financial instruments by our lenders)	$366.6

Working capital deficit	$363.2

Add other capital requirements for the coming 12 months:

Operating lease payments	$3.0

Payments under management agreements	$6.5

Less:

Restricted cash	$(17.6)

Cash shortfall (Working capital deficit plus other capital requirements assuming acceleration of our debt and financial instruments by our lenders less restricted cash to be used against debt repayment )	$355.1

We do not believe that our lenders will demand payment of the loans before their respective maturity dates as a result of our covenant breaches. Under this assumption, our material capital requirements in the coming 12 months are expected to be as follows (figures in millions):

Scheduled debt repayments (as of December 31, 2010)	$35.2

Interest payments (debt and swaps)	$14.5

Lease payments	$3.0

Payments under management agreements	$6.5

Total material capital requirements:	$59.2

Our operating cash flow for 2011 is expected to decrease compared to 2010 mainly due to the redelivery of the M/V Cyclades during the second quarter of 2011. The M/V Cyclades was earning a daily rate of $54,250 until April 4, 2011, when it was delivered to its present charterers, and since then has been earning a daily rate of $20,000.  Based on our cash flow projections for 2011, cash provided by operating activities is expected to amount to $29.0 million and is not sufficient to cover scheduled debt repayments as of December 31, 2010.

Our cash flow could improve if actual charter rates during the year prove to be higher than the expected rates that we have used in our projections, thereby improving the revenues of the vessels that have spot market exposure, but this is a parameter outside of management's control. Cash flow could also improve by deferring part of our debt repayments into future years or by releasing funds held under pledges. If we are unable to partly defer our loan repayments and / or release funds held under pledges, we will examine the option of raising capital through equity and debt offerings or asset sales as a last resort. Given the high quality of assets and charters that we have in our portfolio, the sale of a tanker vessel provides us with a realistic last resort alternative to provide us with necessary liquidity.

As of the date of this report, discussions with certain lenders are already in progress and in certain cases our cash flow has already improved. See Section  "(1) Debt facilities" below under "Tabular Disclosure of Contractual Obligations" for a discussion of our progress with each lender.

Cash Flow Information

Unrestricted cash and cash equivalents were $0.0 as of December 31, 2010 and December 31, 2009. All of our cash is restricted due to minimum liquidity covenant requirements.

NET CASH PROVIDED BY OPERATING ACTIVITIES-increased by $29 million or 441.39% for 2010 to $35.6 million compared to $6.6 million for 2009. This increase is primarily due to the absence in 2010 of lease termination expenses that amounted to $15.4 million in 2009. Furthermore the difference is also attributable to a more efficient operation of our fleet, since the reduction of revenue by $17.1 million, or 15.8%, in 2010 as compared to 2009 was accompanied by a higher decrease in related expenses, mainly charter hire expenses that decreased by $10.3 million, or 95.6%, vessel operating expenses that decreased by $10.9 million, or 45.9% and voyage expenses that decreased by $0.9 million, or 26.8%. Finally the outsourcing of all of the commercial and technical management of the Company's vessels to Central Mare led to an overall saving in the general and administrative expenses that when aggregated with the management fees to related parties decreased by $2.4 million, or 10.1%.

In 2009, net cash provided by operating activities decreased by 44.49% to $6.6 million compared to $11.8 million in 2008. This decrease was attributed to the overall decrease in operating income by $95.9 million, or 155.4%, which resulted in a $34.2 million operating loss in 2009, compared to an operating income of $61.7 million in 2008. The operating loss in 2009 includes net expenses of $12.2 million, relating to the termination of leases and the impairment charge of $36.6 million. The remainder of the decrease is mainly a result of the decrease in revenues relating to the decrease in the average number of tanker vessels that we operated, from 13.9 in 2008 to 8.7 in 2009, the lower rates achieved for vessels M/V Amalfi and M/V Astrale in 2009 and the fact that vessel M/V Bertram was sold in 2008, and, therefore, did not contribute to 2009 results, partly offset by a related decrease in expenses.

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES– net cash provided by investing activities during 2010 was $25.7 million, consisting primarily of $19.4 million collected from the sale of M/T Dauntless, $4.6 million from a decrease in restricted cash and $1.3 million that we collected from the settlement of insurance claims in our favor.

Net cash used in investing activities for 2009 was $104.4 million, primarily due to $136.7 million relating to advances for our six newbuilding product tankers (representing payment of the third installment for one vessel, the fourth installment for four vessels and the delivery installment for six vessels in an aggregate amount of $133.3 million and capitalized interest and expenses of $3.4 million). Net cash provided by investing activities was $30.3 million primarily relating to a decrease in restricted cash of $20 million due to the termination of sale and leaseback transactions and a decrease of $4.8 million relating to the change in the minimum liquidity of our revolving credit facility with Royal Bank of Scotland, or RBS. For 2008, we had net cash provided by investing activities of $58.6 million, primarily due to net proceeds from the sale of vessels totaling $338.1 million. Specifically, during 2008 we sold seven Suezmax tankers and one Panamax drybulk vessel.  Also, during 2008, we invested $118.1 million upon delivery of two of our drybulk vessels (representing payment of the remaining purchase price of $115.6 million and capitalized expenses of $2.5 million) and $114.3 million as advances for vessels under construction for our six newbuilding product tankers (representing payment of the second installment for all vessels, the third installment for five vessels and the fourth installment for two vessels in an aggregate amount of $109.2 million and capitalized interest and expenses of $5.1 million).

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES-

Net cash used in financing activities for 2010 was $61.5 million, consisting primarily of $40.7 million of scheduled debt repayments, $24.0 million of debt prepayments relating to the sale of M/T Dauntless (for $19.5 million) as well as the restructuring of the DVB bridge loan facility and an offsetting cash inflow of $4 million from new bridge loans (Laurasia Trading and Santa Lucia Holdings).

Net cash provided by financing activities in 2009 was $51.6 million, consisting of $111.7 million of new bank loans relating to installments of our six newbuildings and the issuance of 2,230,000 shares of common stock under the SEDA with YA Global, with total net proceeds, after commissions, in the amount of $2.6 million. These inflows were offset by total loan repayments of $54.3 million. In 2008, the net cash used in financing activities was $50.2 million, consisting of total loan repayments of $368.6 million relating to sold vessels offset by the draw down of $271.2 million of new bank loans relating to the purchase of drybulk vessels and installments of newbuildings and the private placement of 7.3 million unregistered shares of common stock for aggregate proceeds of approximately $51.0 million.

C.           Research and Development, Patents and Licenses, etc.

Not applicable.

D.           Trend Information

For industry trends refer to industry disclosure under "Item 4 – Business Overview". For company-specific trends refer to "Item 5. Operating and Financial Review and Prospects – Operating Results."

E.	Off Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2010, in millions of $:

		Payments due by period

			1-3	3-5	More than
Contractual Obligations:	Total	Less than 1 year	years	years	5 years

(1) (i) Long term debt A	$343.7	$343.7
(ii) Interest B	$14.5	$14.5
(2) Operating leases C	$4.8	$0.6	$1.3	$1.3	$1.6
(3) Lease Payments under M/T Delos D	$8.5	$2.4	$3.9	$2.2	$0.0
(4) Vessel Management Fees to Central Mare Inc E	$22.9	$4.7	$10.2	$8.0	$0.0
(5) Other Management Fees to Central Mare Inc F	$8.4	$1.8	$3.7	$2.9	$0.0
Total	$402.8	$367.7	$19.1	$14.4	$1.6

A. Relates to the outstanding balance as of December 31, 2010, consisting of 1(a) ($26.9 million), 1(b) (i) ($42.4 million), 1(b) (ii) ($94.3 million), 1(c) (i) ($26.5 million), 1(c) (ii) ($57.5 million), 1(d) (i) ($23.0 million), 1(d) (ii) ($34.8 million), 1(e) ($34.3 million), 1(f) ($0.0 million) 1(g) ($2.0 million) and 1(h) ($2.0 million), discussed below.

B. Interest payments are calculated using the Company's average going interest rate of 4.23% as of December 31, 2010, which takes into account additional interest expense from interest rate swaps, applied on the amortized debt as presented in the table above.

C. Relates to the minimum rentals payable for the office space.
D. Relates to remaining lease payments for M/T Delos.
E. Relates to our obligation for fees per vessel per day or per annum for  thirteen of our vessels under our management contracts with Central Mare. These fees cover the provision of technical and commercial management, insurance services, information-system related services and services in connection with compliance to the Section 404 of the Sarbanes-Oxley Act of 2002. We have assumed no changes in the number of vessels, an annual increase of 3% as provided by the relative agreements and no changes in the U.S. Dollar to Euro exchange rate (assumed at 1.33 USD/Euro). Each agreement has an initial term of five years after which it will continue to be in effect until terminated by either party subject to twelve months advance notice. For further information, please see "Item 4 – Information on the Company – B. Business Overview – Central Mare – Letter Agreement and Management Agreements".

F. Relates to our obligation for fees of Euro 1.3 million (approximately $1.8 million based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) per year under our Letter Agreement with Central Mare for the cost of providing accounting and reporting services to our company. This fee is adjusted upwards 3% per annum. The agreement has an initial term of five years after which it will continue to be in effect until terminated by either party subject to twelve months advance notice. For further information, please see "Item 4 – Information on the Company – B. Business Overview – Central Mare – Letter Agreement and Management Agreements".

 (1) Debt Facilities:

(a) RBS Revolving Credit Facility:

As of December 31, 2010, the outstanding amount under the RBS revolving credit facility was $26.9 million payable in 11 consecutive quarterly installments as follows: (i) two installments of $0.58 million, starting in February, 2011; (ii) nine installments of $0.94 million; and (iii) a balloon payment of $17.28 million payable together with the last installment in August 2013.

Additional terms and conditions of the RBS credit facility are as follows:

During 2007, the interest rate on the RBS credit facility was 85 basis points over LIBOR. From March 26, 2008, the interest rate was adjusted to 125 basis points over LIBOR. On July 30, 2009, the Company amended the loan with RBS and adjusted the margin to 2.5%. The RBS credit facility is collateralized by a first preferred mortgage on the M/T Ioannis P as of December 31, 2010.

The RBS credit facility contains, among other things, various financial covenants, including (i) security value maintenance whereby the market value of the mortgaged vessel and the market value of any additional security is required to be greater than or equal to 130% of the outstanding loan and the fair value of outstanding swaps. , (ii) adjusted net  worth required to be greater than or equal to $250.0 million and greater than 35% of total assets, (iii) EBITDA required to be greater than 120% of fixed charges (excluding one off lease termination fees paid in June and July 2009 for the termination of the remaining 5 leased vessels), (iv) minimum liquid funds of $15.0 million overall and the higher of $5.0 million or $0.4 million per vessel unencumbered (i.e. not blocked specifically as security for obligations) and (v) a minimum balance of $0.1 million to be maintained in the operating account.

Furthermore, the facility includes a cash sweep mechanism whereby 75% of any surplus cash on each repayment date, earned by M/T Ioannis P will be applied in the inverse order of maturity to the amount outstanding under the loan agreement. Surplus cash is defined as net earnings less: (i) aggregate operating expenses and general and administrative expenses capped at $10,500 per day, (ii) scheduled capital repayments and (iii) loan interest and swap interest payments.

The RBS credit facility also contains general covenants that require us to maintain adequate insurance coverage and obtain the bank's consent before we incur new indebtedness that is secured by the vessels mortgaged thereunder. In addition, the RBS credit facility prohibits us, without the lender's consent, from appointing a CEO other than Mr. Evangelos Pistiolis and requires that the vessel mortgaged thereunder be managed by a company acceptable to the lender. We are permitted to pay dividends under the RBS credit facility so long as we are not in default of a loan covenant. Finally, the RBS credit facility contains a cross-default provision with other facilities.

Covenant Breaches and Waivers

As of December 31, 2010, we were not in compliance with the security value maintenance covenant, the EBITDA covenant and the minimum liquid funds covenant.

During April 2011, we entered into a preliminary agreement with RBS according to which, and subject to execution of definitive documents, we will amend the current repayment schedule so that our 2011 capital repayments are reduced by $2.0 million and our 2012 capital repayments are reduced by $2.8 million. Reduced amounts from existing capital repayment schedule will be transferred to the final balloon payment of the facility in August 2013.

Upon execution of final documentation we will also amend the minimum security and financial covenants to lower levels than the ones currently in place. Had these levels been in effect as of December 31, 2010, we would not have been in breach of security value maintenance, the EBITDA and the minimum liquid funds covenants.

In addition, we will offer a pledge in Top Ships shares to RBS at a minimum value of $5 million. This pledge will only serve as security and will be cancelled once the facility has been repaid.

We are currently in discussions with the bank regarding these breaches and we are currently finalizing a restructuring of the repayment schedule of our facility. This restructuring, when concluded, is expected to reduce quarterly installments to $0.25 million and the shortfall from the current repayment schedule to be transferred to the balloon payment in August 2013.

As of December 31, 2010, we had two interest rate swaps with RBS. For a full description of our interest rate swap agreements, see "Item 11-Quantitative and Qualitative Disclosures about Market Risk".

(b) HSH Credit Facilities:

(i) Loan of an initial amount of $95.0 million: On November 8, 2007, we entered into a $95.0 million secured term loan facility with HSH Nordbank AG, or HSH, to partially finance the acquisition of the M/V Bertram, M/V Amalfi and M/V Papillon (ex Voc Gallant). As of December 31, 2010, $42.4 million remained outstanding under the facility.

M/V Bertram: On November 9, 2007, we drew down $28.1 million on our $95.0 million secured term loan with HSH to purchase the M/V Bertram.  In December 2007, we used $1.5 million from the net proceeds of our December 5, 2007 equity offering to pay down outstanding debt under the loan. Following the sale of the vessel in April 2008, the $26.5 million then outstanding under the loan was fully repaid.

M/V Amalfi: On December 27, 2007, we drew down $28.7 million on our $95.0 million secured term loan with HSH to purchase the M/V Amalfi. In December 2007, we used $1.6 million from the net proceeds of our December 5, 2007 equity offering to pay down our outstanding debt under the loan. As of December 31, 2010, our outstanding debt under the loan totaled $20.5 million, payable in 16 consecutive quarterly installments of approximately $0.54 million, starting in March 2011, and a balloon payment of $11.9 million payable together with the last installment in December 2014.

M/V Papillon (ex Voc Gallant): On February 1, 2008, we drew down $33.2 million on our $95.0 million secured term loan with HSH to purchase the M/V Papillon. As of December 31, 2010, our outstanding debt under the loan totaled $21.9 million, payable in 17 consecutive quarterly installments of approximately $0.50 million, starting in February 2011 and a balloon payment of $13.4 million payable together with the last installment in February 2015.

The credit facility bears interest at LIBOR plus a margin. Until March 27, 2008 the margin was 100 basis points over LIBOR. From March 28, 2008 until March 24, 2009 the margin was adjusted to 135 basis points over LIBOR as a result of the waiver received for our breach of the EBITDA covenant during 2008. According to the amendment of the loan agreement dated May, 11, 2009, from March 24, 2009 until March 31, 2010, the margin was set at 250 basis points over LIBOR. As of the date of this annual report, due to covenant breaches, the margin has not been reset to the initial loan agreement levels and it continues to be 250 basis points over LIBOR.

The facility contains, among other things, various financial covenants, including (i) at any time after March 31, 2010, an asset maintenance restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of outstanding swaps. As per the initial loan agreement the minimum required percentage had been set at 130% for the first four years up to November 2011 and 135% from then on until maturity, (ii) market value adjusted net worth required to be greater than or equal to $125.0 million  up to March 31, 2010 and $250.0 million, thereafter and greater than or equal to 15% of total assets up to March 31, 2010, and 35% of total assets, thereafter, (iii) beginning on March 31, 2010 and at all times thereafter, EBITDA required to be greater than 120% of fixed charges, and (iv) minimum liquid funds of $25.0 million until March 31, 2010 inclusive of all pledged deposits and cash held with all banks and afterwards minimum liquid funds of $25.0 million or $0.5 million per group vessel that are free of any security interest.

Furthermore, the facility provides for a cash pledge that originally amounted to $6.5 million and was intended to be applied against future installments as follows; 50% pro rata against the eight installments starting from February 2010, and 50% pro rata against all remaining installments of the facility including the balloon payment. As of the date of this annual report, this cash pledge amounts to $2.9 million.

 (ii) Loan of an initial amount of $121.3 million: On October 1, 2008, we entered into a $121.3 million secured term loan facility with HSH to partially finance the construction costs of the newbuilding product tankers M/T Miss Marilena, M/T Tyrrhenian Wave and M/T Britto. As of December 31, 2010, we had a secured term loan outstanding of $94.3 million.

M/T Miss Marilena : From October 2008 to February 2009, we drew down a total of $40.1 million on our $121.3 million secured term loan facility with HSH to purchase the M/T Marilena. As of December 31, 2010, the outstanding debt under the loan totaled $35.9 million, payable in 33 consecutive quarterly installments, as follows: (i) one installment of $0.60 million, starting in February 2011; (ii) 12 installments of $0.70 million, (iii) 20 installments of $0.75 million; and (iv) a balloon payment of $11.9 million payable together with the last installment in February 2019.

M/T Tyrrhenian Wave : From October 2008 until March 2009, we drew down a total of $29.3 million on our $121.3 million secured term loan facility with HSH to purchase the M/T Tyrrheanian Wave. As of December 31, 2010, our outstanding debt under the loan totaled $26.3 million, payable in 33 consecutive quarterly installments, as follows: (i) one installment of $0.43 million, starting in March, 2011; (ii) 12 installments of $0.51 million, (iii) 20 installments of 0.54 million; and (iv) a balloon payment of $8.9 million payable together with the last installment in March 2019.

M/T Britto :  From October 2008 until May 2009, we drew down a total of $35.2 million on our $121.3 million secured term loan facility with HSH to purchase the M/T Britto.  As of December 31, 2010, our outstanding debt under the loan totaled $32.1 million, payable in 34 consecutive quarterly installments, as follows: (i) two installments of $0.52 million, starting in February 2011; (ii) 12 installments of $0.61 million; (iii) 20 installments of $0.65 million; and (iv) a balloon payment of $10.7 million payable together with the last installment in May 2019.

The credit facility bears interest at LIBOR plus a margin. According to the original loan agreement the margin was set at 175 basis points over LIBOR until August 30, 2010  and was to be set at an amount agreed upon by us and HSH thereafter. Pursuant to an amendment to the loan agreement dated May, 11, 2009, the margin was adjusted to 200 basis points over LIBOR where it has remained through the date of this annual report. As of the date of this report we are still in discussions in relation to this matter.

The credit facility contains a provision whereby the bank may chose to use an alternative base interest rate in case it believes that the LIBOR is not representative of its funding cost. HSH has accordingly been using the cost of funds determined by KLIEM (Carl Kliem GmgH), a broker, instead of LIBOR. The facility also contains various financial covenants, including (i) an asset maintenance restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 120% prior to October 1, 2012 and 125% thereafter of our outstanding loan plus the cost of terminating any interest rate swaps into which we may enter; (ii) an adjusted net worth restriction whereby we are required to maintain an adjusted net worth that is greater than or equal to $125.0 million until March 31, 2010, $250.0 million thereafter and is at least equal to 15% of our total assets until March 31 2010, and 35% of our total assets thereafter; (iii) an EBITDA restriction that on or after March 31 2010 requires our EBITDA to be greater than 120% of our fixed charges; and (iv) a minimum liquid funds restriction whereby we are required to maintain cash in hand or short-term investments that equal, at a minimum, the greater of $25.0 million and $0.5 million per vessel directly or indirectly owned by or bareboat chartered or leased back to us.

The HSH credit facilities require that the mortgaged vessels be managed by a company that is acceptable to HSH. In addition, both facilities prohibit the borrowers, which are our subsidiaries, from (i) declaring or paying any dividends or making any distributions to us in excess of 70% of their net annual income and (ii) paying dividends or making other distribution of their stock (other than distributions under our stock incentive plan) to us when the ratio of our EBITDA to fixed charges is less than120% or the fair market value of the mortgaged vessels is less than 140% of the outstanding loan and the cost of terminating any interest rate swap agreement into which such borrowing subsidiaries of ours may enter. The facilities also do not permit any distribution of capital or assets and permit investments relating to any share buy-back or similar actions only up to an amount of $5.0 million. In the case of the sale of vessels financed by HSH, 100% of the sale proceeds following the debt repayment are to be applied towards full covenant compliance; in the case of the sale of vessels not financed by HSH, following the debt repayment, HSH is to be allocated an amount of the remaining sale proceeds equal to the proportion of total HSH outstanding loans over our total indebtedness; and in the case of a successful equity offering, HSH is to be allocated an amount (on the basis of 50% of the offering proceeds) equal to the proportion of total HSH outstanding loans over our consolidated indebtedness. Our cash deposits, in addition to the pledged amounts, are required to be at least equal to $3.75 million (i.e. $0.75 million per vessel). Finally, the facilities contain a cross-default provision and are cross collateralized.

Covenant Breaches and Waivers

As of December 31, 2010, we were not in compliance with the asset maintenance, EBITDA, adjusted net worth or minimum liquid funds covenants. Both of our HSH facilities provide that a default rate of 2% on top of the initially agreed upon margin may apply for as long as there is an event of default such as a covenant breach. On April 1, 2011, the Company received a notice from HSH informing it of its intention to charge the default rate of 2% on top of margin, in respect  of covenant breaches, from that date onwards. As of the date of this report the Company is in discussion with HSH to resolve the covenant breaches and avoid being charged the default rate.

As of December 31, 2010, we had seven interest rate swaps with HSH. For a full description of our interest rate swap agreements, see "Item 11-Quantitative and Qualitative Disclosures about Market Risk".

(c) DVB Credit Facilities:

(i) M/V Astrale: In April 2008, we drew down the entire $48.0 million available pursuant to our loan agreement dated April 24, 2008 with DVB Bank America N.V., or DVB, to partially finance the acquisition cost of the drybulk vessel M/V Astrale.  On December 1, 2010, we amended the loan agreement, which among other changes, cross-collateralized it with the product tankers' facility. Certain conditions precedent of this amended loan agreement relating to the assignment of security and the signing of certain undertakings between us, DVB and charterers are still pending as of the date of this report.  As of December 31, 2010, our outstanding debt under the loan totaled $26.5 million, payable in 20 consecutive quarterly installments of $0.7 million, starting in January 2011, and a balloon payment of $12.5 million, payable together with the last installment in October 2015.

The facility bears interest at LIBOR plus a margin. The margin has been agreed at 175 basis points per annum for the period commencing on the date of the drawdown and ending on, but not including, the first anniversary of the date on which DVB disbursed the funds to us pursuant to this agreement, and 150 basis points per annum thereafter. The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. DVB has accordingly been using the cost of funds  determined by KLIEM (Carl Kliem GmgH), a broker, instead of LIBOR.

The facility contains various financial covenants, including (i) a ship minimum value restriction whereby the fair market value of the mortgaged vessels under the drybulk and the product tanker financing and of any additional security is required to be greater than or equal to 105% until March 31, 2011, 110% until March 31, 2012 and 120% thereafter of the outstanding loan (excluding Top Up Loan) and the fair value of the outstanding swaps; (ii) a net asset value restriction whereby our net asset value is required to be greater than $225.0 million, calculated on an annual basis, which was amended to $0 up to December 31 , 2010; (iii) book equity required to be greater than $180.0 million; (iv) minimum cash balances of $2.5 million unencumbered up to December 31, 2010 and thereafter $25.0 million or $0.5 million per vessel ($0.25 million per vessel as cash in hand may be included); and (v) interest cover ratio of no less than 1.5 times (defined as EBITDAR divided by interest expense plus Lease Obligations), which was amended to 1.0 times up to December 31, 2010.

Furthermore, the facility includes a cash sweep mechanism for the period commencing after April 2010 until the maturity of the loan agreement, whereby 60% of any excess cash earned by the M/V Astrale will be applied in the inverse order of maturity to the amount outstanding under the loan agreement. Excess cash is defined as net earnings less: (i) aggregate operating expenses and general and administrative expenses capped at $10,000 per day as adjusted for an annual increase of 3%, (ii) scheduled installment repayments and (iii) interest costs. The cash sweep mechanism will cease to apply in the event the ratio of the vessel's charter free fair market value over the outstanding loan is equal or greater than 140% for a period of more than 3 consecutive months.

(ii) Loan of an initial amount of $80.0 million: On October 6, 2008, we entered into a loan agreement with DVB for $80.0 million to partially finance the construction cost of the newbuilding product tankers M/T Ionian Wave and M/T Hongbo, both of which were delivered in 2009.  We amended that agreement on July 31, 2009 and again on December 1, 2010.  As amended, the loan agreement reassigned the distribution of the outstanding loan facility between the two vessels that were financed, cross-collateralized this facility with the Astrale facility and amended the Top Up Loan.  Certain conditions precedent of this amended loan agreement relating to the assignment of security and the signing of certain undertakings between bank, owners and charterers are still pending as of the date of this report. As of December 31, 2010, we had a secured term loan outstanding of $57.5 million.

M/T Ionian Wave: From October 2008 until March 2009, we drew down a total of $33.8 million on our $80.0 million DVB loan agreement to purchase the M/T Ionian.  As of December 31, 2010, our outstanding debt on this sum totaled $23.2 million, payable in 34 equal consecutive quarterly installments of $0.4 million, starting in March 2011, and a balloon payment of $9.6 million payable together with the last installment in June 2019.

M/T Hongbo: From October 2008 until July 2009, we drew down a total of $27.0 million on our $80 million DVB loan agreement to purchase the M/T Hongbo.  As of December 31, 2010, our outstanding debt on this sum totaled $29.0 million, payable in 34 equal consecutive quarterly installments of $0.5 million, starting in March 2011, and a balloon payment of $11.0 million payable together with the last installment in June 2019.

Amended Top Up Loan: We initially drew down $12.5 million on the Top Up Loan on July 31, 2009, in order to finance the delivery installment of the M/T Hongbo.  That amount was due to be repaid on July 30, 2010. On December 1, 2010, we amended our $80.0 million loan agreement with DVB and agreed to repay part of the Top Up Loan and reschedule part of it so that it becomes an amortizing loan, or the Amended Top Up Loan. The Amended Top Up Loan of $5.3 million is repayable in 18 quarterly consecutive installments as follows: 4 installments of $0.1 million and 14 installments of $0.35 starting from March 2011.

The portion of the credit facility relating to the Amended Top Up Loan and the M/T Ionian Wave, bear interest at LIBOR plus a margin of 225 basis points per annum. The portion of the credit facility relating to the M/T Hongbo bears interest at LIBOR plus a margin of 155 basis points per annum. The credit facility contains a provision whereby the bank may chose to use an alternative base interest rate in case it believes that the LIBOR is not representative of its funding cost. DVB has accordingly been using the cost of funds determined by KLIEM (Carl Kliem GmgH), a broker, instead of LIBOR.

The facility contains, among other things, various financial covenants including (i) a minimum required security cover restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 115% for the first five years, up to August 2014 and 125% thereafter of the outstanding loan (excluding the amount relating to the Amended Top Up Loan) and the fair value of the outstanding swaps; (ii) a net asset value restriction whereby our net asset value is required to be greater than $225.0 million, calculated on an annual basis, which was amended to $0 up to December 31 , 2010; (iii) book equity required to be greater than $180.0 million; (iv) minimum cash balances of $2.5 million unencumbered up to December 31, 2010 and thereafter $25.0 million or $0.5 million per vessel ($0.25 million per vessel as cash in hand may be included); and (v) interest cover ratio of no less than 1.5 times (defined as EBITDAR divided by interest expense plus Lease Obligations), which was amended to 1.0 times up to December 31, 2010.

In addition, both of our DVB credit facilities prohibit the borrowers, which are our subsidiaries, from declaring or paying any dividends or returning any capital to their equity holder without DVB's consent, and require that the mortgaged vessels be managed by a company acceptable to DVB. Finally, we are not allowed to appoint any CEO other than Mr. Evangelos Pistiolis without the prior written consent of DVB.

Also, from January 1, 2012 onwards, 45% of excess cash flow from product tankers, i.e. after debt and interest payment, to be applied as a prepayment to the M/V Astrale facility as long as the ship minimum value of the M/V Astrale alone is below 125%.

Once the conditions precedent to the effectiveness of the amended loan agreement have been met, the share pledge of 12,512,400 common shares of Top Ships that had been issued to Hongbo Shipping Company Limited, our wholly owned subsidiary, will be cancelled.

Covenants

As of December 31, 2010, we were in breach with the cross default provision of both DVB facilities as a result of covenant breaches in other credit facilities.

As of December 31, 2010, we had one interest rate swap with DVB. We have also agreed to enter into an interest rate swap agreement with DVB for a minimum period of 3 years within a period of six months after the delivery advance drawdown date of M/T Hongbo (up to January 2010). As of the date of this annual report we have not yet entered into such an agreement.  For a full description of our interest rate swap agreements, see "Item 11-Quantitative and Qualitative Disclosures about Market Risk".

(d) ALPHA BANK Credit Facilities:

(i) M/V Cyclades: On December 17, 2007, we entered into a $48.0 million loan agreement with Alpha Bank A.E., or Alpha, and drew down the entire amount available thereunder on the same date to partially finance the acquisition cost of the drybulk vessel M/V Cyclades.  As of December 31, 2010, the outstanding debt on this loan totaled $23.0 million, payable in 20 consecutive quarterly installments of $0.75 million starting in March 2011 and a balloon payment of $8.0 million payable together with the last installment in December 2015.

The credit facility bears interest at LIBOR plus a margin of 130 basis points per annum. Under the terms of the original agreement, the margin was set at 130 basis points.  The supplemental agreement to the loan dated April 3, 2009, set the margin at 250 basis points over LIBOR. The third supplemental agreement to the loan dated November 25, 2009 set the margin at 300 basis points over LIBOR from September 17, 2009 until March 31, 2010 and 225 basis points over LIBOR thereafter. As of the date of this annual report, due to covenant breaches, the margin continues being 300 basis points over LIBOR.

The facility contains, among other things, various financial covenants including: i) asset maintenance restriction whereby the fair market value of the mortgaged vessel and of any additional security is required to be greater than or equal to 130% of the outstanding loan; ii) a market value adjusted net worth requirement whereby our adjusted net worth is required to be greater than or equal to $250.0 million; iii) a book equity requirement whereby our total assets less our consolidated debt is required to be greater than $100.0 million; and iv) a minimum cash balances requirement of $25.0 million.

(ii) M/T Lichtenstein: On August 18, 2008, we entered into a $39.0 million loan agreement with Alpha and drew down the entire amount available thereunder from August 2008 through February 2009 to partially finance the construction cost of newbuilding M/T Lichtenstein.  As of December 31, 2010, the outstanding amount was $34.8 million, payable in 33 equal consecutive quarterly installments of $0.6 million, starting in February 2011 and a balloon payment of $15.0 million payable together with the last installment in February 2019.

The credit facility bears interest at LIBOR plus a margin of 165 basis points per annum. Under the first supplemental agreement of the loan dated April 3, 2009, the margin was set at 225 basis points over LIBOR and under the third supplemental agreement of the loan dated November 25, 2009, on October 26, 2009, the margin was set at 300 basis points over LIBOR until March 31, 2010 and 225 basis points over LIBOR thereafter. As of the date of this annual report, due to covenant breaches, the margin continues being 300 basis points over LIBOR.

The facility contains, among other things, various financial covenants including: including (i) an asset maintenance requirement whereby the fair market value of the mortgaged vessel and of any additional security is required to be greater than or equal to 130% of the outstanding loan; (ii) a market value adjusted net worth requirement whereby our adjusted net worth is required to be greater than or equal to $250.0 million; (iii) a book equity requirement whereby our total assets less our consolidated debt is required to be greater than $100.0 million; and (iv) minimum cash balances of $25.0 million.

In addition, our Alpha credit facilities provide for a cash pledge of $4.0 million to be maintained with Alpha Bank, which will be applied towards the drybulk financing in case of renegotiation or cancellation of the existing time charter agreement of M/V Cyclades. On December 31, 2009, $2.0 million of the pledged cash would have been be released subject to the above and no other event of default. The remaining $2.0 million would have been released on March 30, 2010 given that: a) no renegotiation or cancellation of the existing time charter agreement has been effected until then, and b) no event of default has occurred in the respective loan facility. On February 28, 2011, we agreed with the bank to release $1 million and to apply $3 million as a prepayment of M/T Lichtenstein.

Finally, the two facilities are cross collateralized. The credit facilities contain a cross-default provision.

Covenant Breaches and Waivers

As of December 31, 2010, we were not in compliance with the asset maintenance requirement of the product tanker facility nor the adjusted net worth and the minimum cash balance covenants. On April 5, 2011, we received waivers for the above mentioned covenant breaches for the period up to February 28, 2012, while the margin remained at 300 basis points.

(e) EMPORIKI Credit Facility: On March 5, 2008, we entered into a $50.0 million loan agreement with Emporiki Bank of Greece S.A., or Emporiki, to partially finance the acquisition cost of the drybulk vessel M/T Pepito.  As of December 31, 2010, the outstanding amount was $34.3 million, payable in 9 consecutive semi-annual installments of $2.38 million starting in March 2011 and a balloon payment of $12.9 million payable together with the last installment in March 2015.

The credit facility bears interest at LIBOR plus a margin of 110 basis points per annum. Under the first supplemental agreement of the loan dated signed in August 5, 2009, from March 31, 2009 until March 31, 2010, the margin was set at 250 basis points over LIBOR. Under the second supplemental agreement of the loan signed in July 2010, the margin of 250 basis will remain in place until June 30, 2011. Thereafter, the margin will be reduced to 175 basis points per annum until maturity of the loan, subject to no covenant breaches.

The facility contains, among other things, various financial covenants including: (i) the aggregate market value of the mortgaged vessel and of any additional security is required to be equal to at least 125% of the outstanding principal amount under the loan and the swap; (ii) the leverage ratio (defined as our total liabilities divided by our total assets adjusted to fair market value of vessels) will not exceed 75%; (iii) the interest cover ratio (as defined in the this credit facility agreement) will stand at the minimum level of 2.5:1; (iv) minimum corporate liquidity not to be less than next 6 months of senior debt principal payments; and (v) minimum average monthly balances of the earnings account of $1 million.

In addition, the credit facility prohibits us, without the lender's consent, from appointing a CEO other than Mr. Evangelos Pistiolis and requires that the mortgaged vessel be managed by a company acceptable to Emporiki. In addition, it prohibits the borrower, which is our subsidiary, without the lender's consent, from declaring or paying any dividends or making any distributions to its shareholders. The credit facility contains a cross-default provision.

Covenant Breaches and Waivers

As of December 31, 2010, we were not in compliance with the asset maintenance, the minimum leverage ratio and the minimum corporate liquidity covenants, for all of which we have received waivers until June 30, 2011.

As of December 31, 2010, we had one interest rate swap with Emporiki Bank. For a full description of our interest rate swap agreements, see "Item 11-Quantitative and Qualitative Disclosures about Market Risk".

(f) CAPE MANUEL Credit Facility: On July 27, 2009, we entered into an unsecured bridge loan financing facility with an unrelated party. The purpose of this loan was to provide working capital financing for an amount of Euro 2.0 million, or $2.9 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) that was drawn down in two tranches: one on July 29, 2009 for an amount of Euro 1.0 million or $1.4 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) and one on September 24, 2009 for an amount of Euro 1.0 million or $1.4 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009).

On April 15, 2010, we repaid the first advance along with all accrued interest and finance costs by then and on October 29, 2010 we repaid the second advance along with all accrued interest and finance costs by then. As of December 31, 2010, there was no outstanding balance in connection with this loan.

(g) LAURASIA TRADING LTD Credit Facility: On August 6, 2010, we entered into an unsecured bridge loan financing facility with an unrelated party for $2.0 million. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010. As of December 31, 2010, the outstanding amount was $2.0 million. The loan bears an interest of 6.0% per annum.

We have undertaken to repay the loan by August 17, 2011 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be paid in cash by the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40, meaning that a full repayment by means of shares will result in a transfer of 5 million shares to Laurasia Trading Ltd. However the number of shares cannot exceed 15% of our total number of outstanding shares due to anti-takeover provisions in our Stockholders Rights Agreement, unless the board specifically agrees to allow a shareholder to exceed such limit.

Since our stock price was above the debt conversion price of $0.40 on August 6, 2010, the conversion feature contains a beneficial share settlement option and in accordance with the Financial Accounting Standards Board's, or FASB's, Codifications topic 470-20 "Debt with Conversion and Other Options" we  have calculated the beneficial conversion feature to be $2 million at the time of issuance, by multiplying the number of shares into which the debt is convertible by the difference between the conversion price and the market price of our stock at the time of issuance. We recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital. The total interest expense related to the facility in our Consolidated Statement of Operations for the year ended December 31, 2010 was $0.83 million of which $0.79 million is non-cash amortization of the debt discount and $0.04 million is the contractual interest at an interest rate of 6% per year. As of December 31, 2010, the unamortized debt discount was $1.21 million.

On February 15, 2011, we entered into an amendment of the initial facility which provides for a new repayment date, specifically, February 15, 2012, with no other change to the terms of the debt or the conversion feature.

On that same date we also entered into a new unsecured bridge loan facility for $2 million. We have undertaken to repay the loan by February 15, 2012 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be payable in cash at the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40. The total shareholding of Laurasia, resulting from both facilities, cannot exceed 15% of our total number of outstanding shares due to anti-takeover provisions in our Stockholders Rights Agreement unless the board specifically agrees to allow a shareholder to exceed such limit. The loan bears an interest of 8.0% per annum.

(h) SANTA LUCIA HOLDINGS LTD Credit Facility: On August 16, 2010, we entered into an unsecured bridge loan financing facility with an unrelated party for $2.0 million. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010. As of December 31, 2010, the outstanding amount was $2.0 million. The loan bears an interest of 6.0% per annum.

We have undertaken to repay the loan by August 18, 2011 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be paid in cash by the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40, meaning that a full repayment by means of shares will result in a transfer of 5 million shares to Santa Lucia Holdings Ltd.

Since our stock price was above the debt conversion price of $0.40 on August 16, 2010, the conversion feature contains a beneficial share settlement option  and in accordance with FASB's Codifications topic 470-20 "Debt with Conversion and Other Options" we  have calculated the beneficial conversion feature to be $1.8 million at the time of issuance, by multiplying the number of shares into which the debt is convertible by the difference between the conversion price and the market price of our stock at the time of issuance. We recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital. The total interest expense related to the facility in our Consolidated Statement of Operations for the year ended December 31, 2010 was $0.72 million of which $0.68 million is non-cash amortization of the debt discount and $0.04 million is the contractual interest at an interest rate of 6% per year. As of December 31, 2010 the unamortized debt discount was $1.12 million.

We are currently in discussion with Santa Lucia Holdings in order to extend the repayment date of the loan.

(2) Operating Leases:

On October 1, 2010, we entered into a bareboat charter agreement to lease in vessel M/T Delos until September 30, 2015 at an average daily rate of $5,219. The bareboat charter agreement was accounted for as an operating lease. Charterers have certain options by the end of the normal charter period (five years) to purchase the vessel.

In January 2006, we entered into an agreement with an unrelated party to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vassilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years. From September 1, 2010, the monthly rental was renegotiated to $0.06 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) from $0.02 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010), with all other terms remaining unchanged. In September 2010, the agreement was amended and the new monthly rent was renegotiated. It was also agreed to revert occupancy in certain areas of the leased office space by the end of April 2011. All other terms  of the lease remained unchanged. As a result of this agreement we have made a revision in the useful life of certain assets that would have been amortized over the life of the lease. The revision in useful life of these assets resulted in an accelerated depreciation of $0.56 million included in general and administrative expenses.

In addition, our subsidiary TOP TANKERS (U.K.) LIMITED, a representative office in London, entered into a lease agreement with an unrelated third party for office space in London, which is valid from September 2010 and shall continue until either party shall give to the other one calendar month written notice. The annual lease is $0.02 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010) payable quarterly in advance. From September 1, 2010, the annual rental was renegotiated to $0.02 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010) from $0.03 million, the previous rate which TOP TANKERS (U.K.) LIMITED had paid pursuant to its prior lease entered into in June 2007.

In November 2009, TOP SHIPS INC. entered into an agreement to lease space in London, from an unrelated party. The agreement is valid up to and including November 14, 2011. The current monthly rent is $0.04 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010).

Other Contractual Obligations:

Since July 1, 2010, Central Mare, a related party controlled by the family of our CEO, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships and management agreements concluded between Central Mare and our vessel-owning subsidiaries.

On October 1, 2010, we entered into a management agreement with TMS Tankers, a related party, for the technical management and crewing of M/T Delos. Commercial Management of the vessel was contracted to Central Mare, as of that date. The management agreement with TMS Tankers is expected to be terminated during the second quarter of 2011 and all management functions performed by TMS Tankers will be transferred to another manager.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of the Company's CEO, pursuant to which Central Mare furnishes our executive officers to us. These agreements were entered into in exchange for terminating prior employment agreements.

On March 1, 2011, we entered into an agreement with Central Mare, a related party controlled by the family of the Company's CEO, pursuant to which Central Mare furnishes certain employees to us including Corporate Development Officer and Internal Auditor as well as certain administrative employees.

Other major capital expenditures include funding our maintenance program of regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that the vessels that are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey dry-docking and that such vessels are to be dry-docked every five years.  Vessels 15 years or older are required to undergo dry-dock intermediate survey every 2.5 years   and not use in-water surveys for this purpose.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In " – Critical Accounting Policies – Impairment of vessels," we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2010, (ii) which of our vessels we believe has a basic charter-free market value below its carrying value, and (iii) the aggregate difference between carrying value and basic charter-free market value represented by such vessels.  This aggregate difference represents the approximate amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic charter-free market values. However, we are not holding our vessels for sale. Our estimates of basic charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic charter-free market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic charter-free market value of our vessels or prices that we could achieve if we were to sell them.

	Dwt	Year	Carrying Value
		Built
Tanker Vessels
Miss Marilena	50,000	2009	$45.6 million*
Lichtenstein	50,000	2009	$45.5 million*
Ionian Wave	50,000	2009	$46.0 million*
Tyrrhenian Wave	50,000	2009	$46.0 million*
Britto	50,000	2009	$46.5 million*
Hongbo	50,000	2009	$46.9 million*
Ioannis P	46,346	2003	$21.8 million
Total Tanker dwt	346,346

Drybulk Vessels
Papillon	51,200	2002	$57.9 million**
Pepito	75,928	2001	$64.7 million**
Astrale	75,933	2000	$64.2 million**
Cyclades	75,681	2000	$62.0 million**
Amalfi	45,526	2000	$48.6 million**
Total Drybulk dwt	324,268

TOTAL DWT	670,614

_____________________________

*
Indicates tanker vessels for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel's carrying value.  We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $66.5 million.

**
Indicates drybulk carriers for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel's carrying value.  We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $159.7 million.

We note that six of our tanker vessels and two of our drybulk vessels are currently employed under long-term, above-market time charters, see Business Overview – Our Fleet.  We believe that if the vessels were sold with those charters attached, we would receive a premium for those vessels over their basic market value.

We refer you to the risk factor entitled "The international tanker and drybulk shipping industries have experienced drastic downturns after experiencing historically high charter rates and vessel values in early 2008, and a continued downturn in these markets may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants" and the discussion herein under the heading "Risks Related to Our Industries".

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

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance performed, harsh ocean going and weather conditions that the vessel is subject to, or poor quality of the shipbuilding yard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations become effective. Weak freight markets may result in owners scrapping more vessels and scrapping them earlier due to unattractive returns. An increase in the useful life of the vessel may result from superior vessel maintenance performed, favorable oceangoing and weather conditions the vessel is subjected to, superior quality of the shipbuilding yard, or high freight rates which result in owners scrapping the vessels later due to attractive cash flows..

Impairment of vessels: We evaluate the carrying amounts and periods over which long-lived assets are depreciated on a quarterly basis to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value.   We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

We performed the undiscounted cash flow test as of December 31, 2008 on our entire fleet and determined that the carrying amounts of our vessels held for use were recoverable despite the significant drop in values of drybulk vessels.

During 2009, the drybulk market stabilized and the charter market improved resulting in a partial recovery of asset values. In contrast, the product tanker sector, to which we are primarily exposed, experienced a significant drop in charter rates and, as a result, a quarter on quarter drop in asset values. Therefore, during 2009, we began exploring the re-chartering of our two oldest tanker vessels, M/T Dauntless and M/T Ioannis P, due to their upcoming charter expirations. Based on discussions with charterers we had indications that such vessels would need to be re-chartered at significantly lower rates upon expiration of their existing charters. As a result, during 2009, we performed the undiscounted cash flow test as of December 31, 2009 on our entire fleet and determined that the carrying amounts of these two vessels were not recoverable by their undiscounted cash flows. This indicated impairment and we consequently recorded an impairment charge of $36.6 million for the year ended December 31, 2009.

In order to perform the undiscounted cash flow test, we make assumptions about future charter rates, commissions, vessel operating expenses, dry-dock costs, fleet utilization, scrap rates used to calculate estimated proceeds at the end of vessels' useful lives and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of three year time charter rates for the next three years and the most recent eight year average of the one-year time charter rates for each vessels' category) over the remaining useful life of each vessel, which we estimate to be 25 years from the date of initial delivery from the shipyard. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation derived from the most recent twenty year average consumer price index. Effective fleet utilization, average commissions, dry-dock costs and scrap values are also based on historical data.

During 2009 we recorded an impairment charge of $36.6 million for the year ended December 31, 2009.  The fair value of the impaired vessels was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. This market approach is deemed more objective than the income approach mainly due to the multitude of transactions of comparable assets in the active and liquid shipping market at the time the impairment test was performed.

During 2010, fears of vessel oversupply and market disruptions led to high charter rate volatility in both tanker and drybulk segments and to a further decrease in vessel values. These are conditions that the Company considered to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2010 and determined that the carrying amounts of its vessels held for use were recoverable.

Derivatives:

We designate our derivatives based upon the criteria established by the FASB in its accounting guidance for derivatives and hedging activities. The accounting guidance for derivatives requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period on the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in accumulated other comprehensive income / (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in the income statement.

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

We have not applied hedge accounting to our interest rate swaps. Additionally, we have not adjusted the fair value of our derivative liabilities for non-performance risk as we expect to be able to perform under the contractual terms of our derivative agreements, such as making cash payments at periodic net settlement dates or upon termination. Please refer to "Item 5 – Liquidity and Capital Resources – Working capital requirements and sources of capital" for further information.

Provision for doubtful accounts.  Revenue is based on contracted voyage and time charter parties and, although our business is with customers who we believe to be of the highest standard, there is always the possibility of a dispute, mainly over terms, calculation and payment of demurrages. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Although we believe our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and that the estimated provision for doubtful recoverability will prove inadequate.

Convertible Debt. In accordance with FASB's Codifications topic 470-20  "Debt with Conversion and Other Options" the Company evaluates debt securities ( or Debt) for beneficial conversion features.  A beneficial conversion feature is present when the conversion price per share is less than the market value of the common stock at the commitment date.  The intrinsic value of the feature is then measured as the difference between the conversion price and the market value, or the Spread, multiplied by the number of shares into which the Debt is convertible and is recorded as debt discount with an offsetting amount increasing additional paid-in-capital.  The debt discount is accreted to interest expense over the term of the Debt with any unamortized discount recognized as interest expense upon conversion of the Debt.  If a debt security contains terms that change upon the occurrence of a future event the incremental intrinsic value is measured as the additional number of issuable shares multiplied by the commitment date market value and is recognized as additional debt discount with an offsetting amount increasing additional paid-in-capital upon the future event occurrence.  The total intrinsic value of the feature is limited to the proceeds allocated to the Debt instrument.

New accounting pronouncements: There are no significant effects from new accounting pronouncements. See "Item 18 – Financial Statements – Note 2 – Significant Accounting Policies –Recent Accounting Pronouncements".

G.           Safe Harbor

Forward looking information discussed in Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements''. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees as at December 31, 2010. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position

Evangelos J. Pistiolis	38	Director, President, CEO

Vangelis G. Ikonomou	46	Director, Executive Vice President and Chairman of the Board

Alexandros Tsirikos	37	Director, Chief Financial Officer

Michael G. Docherty	51	Director

Roy Gibbs	61	Director, Chairman of the Audit Committee

Marios Hamboullas	70	Director

Yiannakis C. Economou	62	Director

Demetris P. Souroullas	48	Chief Technical Officer

Eirini Alexandropoulou	39	Secretary

Biographical information with respect to each of our directors and executives is set forth below.

Evangelos J. Pistiolis founded our Company in 2000, is our President and CEO and has served on our Board of Directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of drybulk vessels. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

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

Roy Gibbs has served on our Board of Directors since July 2004 and he has also been the Chairman of the Audit Committee. Mr. Gibbs has been the chief executive officer of Standard Chartered Grindlays Bank, Greece, formerly ANZ Grindlays, since 1992. From 1988 to 1992, Mr. Gibbs was the chief manager of domestic banking at ANZ Grindlays, London. Prior to that he was assistant director for property, construction and shipping at ANZ London. Mr. Gibbs joined National and Grindlays Bank in 1965.

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

Demetris P. Souroullas is Chief Technical Officer of TOP SHIPS INC. and has been with our Company since 2007. Prior to joining the Company, and from 2001 onwards Mr. Souroullas held the positions of CEO for the Fleet of Admibros Shipmanagement Co. Ltd and Technical and General Manager of LMZ Transoil Shipmanagement S.A. Prior to that Mr. Souroullas worked with the Cyprus Bureau of Shipping where he started in 1988 as a Surveyor and left in 2001 as the Head of Classification. Mr. Souroullas holds a Masters degree in Naval Architecture from the University of Newcastle upon Tyne, and a Bachelors degree in Maritime Technology from the University of Wales Institute of Science and Technology.

Eirini Alexandropoulou has been our Secretary since August 2004. Mrs. Alexandropoulou's principal occupation for the past eleven years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Mrs. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Mrs. Alexandropoulou served as a legal advisor to Belize's ship registry office in Piraeus. Mrs. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.

B.           Compensation

During the fiscal year ended December 31, 2010, we paid to the members of our senior management and to our directors' aggregate compensation of $5.3 million. We do not have a retirement plan for our officers or directors.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of the Company's CEO, pursuant to which Central Mare furnishes our four executive officers to us as described below. These agreements were entered into in exchange for terminating prior employment agreements.

Under the terms of the agreement for our CEO, we are obligated to pay annual base salary, a minimum cash bonus and stock compensation of 500,000 common shares of the Company to be issued at the end of each calendar year and which shall vest six months from the date of issuance. However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our CEO's employment is terminated without cause, he is entitled to certain personal and household security costs.  If he is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination.  In the event of a change of control, Mr. Pistiolis is entitled to receive a cash payment of Euro 3 million and 1,472,438 of our common shares.  The Agreement also contains death and disability provisions.  In addition, Mr. Pistiolis is subject to non-competition and non-solicitation undertakings.

Under the terms of the agreement for our Executive Vice President and Chairman, we are obligated to pay annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expires on August 31, 2011; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Executive Vice President and Chairman is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination.  In the event of a change of control, he is entitled to receive a cash payment of three years annual base salary.  The Agreement also contains death and disability provisions.  In addition, our Executive Vice President and Chairman is subject to non-competition and non-solicitation undertakings.

Under the terms of the agreement for our Chief Financial Officer, we are obligated to pay annual base salary and stock compensation of 200,000 common shares which were issued on December 21, 2009, of which 100,000 common shares vested on December 21, 2010 and 100,000 common shares shall vest on December 21, 2011. The initial term of the agreement expires on August 31, 2012, however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If he is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination.  In the event of a change of control, Mr. Tsirikos is entitled to receive a cash payment equal to three years' annual base salary and 550,000 of our common shares.  The Agreement also contains death and disability provisions.  In addition, Mr. Tsirikos is subject to non-competition and non-solicitation undertakings.

Under the terms of our agreement for our Chief Technical Officer, we are obligated to pay annual base salary and stock compensation of 249,990 common shares which were issued on October 29, 2010 and which vest ratably over a period of 15 months beginning in October 2010. The initial term of the agreement expires on August 31, 2011, however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years' annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

Equity Incentive Plan

In April 2005 the Board adopted the TOP SHIPS INC. 2005 Stock Incentive Plan which was amended and restated in December 2009, or the Plan, under which our officers, key employees and directors may be granted options to acquire common stock. A total of 1,000,000 shares of common stock were initially reserved for issuance under the Plan, which is administered by the Board. The number of shares of common stock reserved for issuance under the Plan is currently 12,000,000. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors. The Plan expires 10 years from the date of its adoption. Please see "Item 18 – Financial Statements – Note 15 – Stock Incentive Plan" describing grants provided since the Plan's adoption.  Below is a description of the grants provided pursuant to our equity incentive plan in our last financial year.

In 2010, we granted an aggregate of 1,308,809 restricted and unrestricted shares of our common stock to our senior management, representing an aggregate compensation cost for such restricted and unrestricted share awards of $2 million.

Of this aggregate amount, 58,824 unrestricted shares were granted to an officer. The shares vested immediately.

Also of this aggregate amount, 500,000 shares were granted to our CEO and issued to Sovereign Holdings Inc., a company wholly-owned by our CEO, and vested six months from the date of grant. However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

The remainder is comprised of 749,985 restricted shares granted to other members of senior management. The shares vest in fifteen equal monthly installments.

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

The board has determined that Mr. Gibbs, whose biographical details are included elsewhere in Item 6, chairman of our audit committee, qualifies as a financial expert and is considered to be independent under the corporate governance rules of the NASDAQ Global Select Market.

D. Employees

During 2008, 2009 and part of 2010 we had four employees. As of September 1, 2010, we have no direct employees and our four executive officers are furnished to us pursuant to agreements with Central Mare, as described above. During 2008, 2009 and 2010, our wholly-owned subsidiary, TOP Tanker Management, employed on average 88, 55 and 23 employees, respectively, all of whom are shore-based. Our current Fleet Manager, Central Mare or TMS Tankers in the case of the M/T Delos, ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2008, 2009 and 2010, we also employed 300, 137 and 137 sea going employees, directly and indirectly through our sub-managers.

E. Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7 – Major Shareholders and Related Party Transactions".

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of capital stock owned by our officers and directors as of March 1, 2011. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held. The percentages below are calculated as of March 1, 2011.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common Stock, par value	Sphinx Investment Corp.*	4,133,333	12.09%
$.01 per share	Maryport Navigation Corp.*	4,133,333	12.09%
	George Economou*	4,133,333	12.09%
	QVT Financial LP**	2,132,709	6.24%
	QVT Financial GP LLC**	2,132,709	6.24%
	QVT Fund LP	1,873,365	5.48%
	QVT Associates GP LLC**	2,132,709	6.24%
	Kingdom Holdings Inc.***	1,065,393	3.12%
	Sovereign Holdings****	3,826,564	11.19%
	Evangelos Pistiolis*****	3,826,564	11.19%
	Shares of Officers and directors other than Evangelos Pistiolis	1,158,829	3.39%
	All officers and directors as a group	4,985,393	14.58%

*	As of October 24, 2008. Sphinx Investment Corp., Maryport Navigation Corp. and Mr. Economou may constitute a "group" for reporting purposes of Rule 13d-5 promulgated under the Exchange Act.

**	As of December 18, 2009. QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC share beneficial ownership of the shares listed in this table.

***	A company owned primarily by adult relatives of our President, CEO, and Director, Evangelos Pistiolis.

****	A company that is wholly owned by Evangelos Pistiolis.

*****	By virtue of the shares owned directly through Sovereign Holdings Inc.

B.           Related Party Transactions

Please see "Item 18 – Financial Statements – Note 5 – Transactions with Related Parties".

Central Mare Letter Agreement, Management Agreements, and Other Agreements:

Since July 1, 2010, Central Mare, a related party controlled by the family of our CEO, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships, as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries. See "Item 18 – Financial Statements – Note 5 – Transactions with Related Parties". These agreements have an initial term of five years after which they will continue to be in effect until terminated by either party subject to a twelve month advance notice of termination.

The company pays a management fee of Euro 650 or $868 per day per vessel that is employed under a time or voyage charter and a management fee of Euro 250 or $334 per day per vessel that is employed under a bareboat charter. In addition, the management agreements provide for payment by the company to Central Mare of: (i) a fee of Euro 100 or $134 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 500 or $668 per day for superintendent visits; (iii) a chartering commission of 0.75% on all existing (as of July 1, 2010) freight, hire and demurrage revenues; (iv) a chartering commission of 1.25% on all new (concluded after July 1, 2010) freight, hire and demurrage revenues; (v) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; (vi) a quarterly fee of Euro 250,000 or $333,800 for services rendered by Central Mare in connection with the company's financial accounting services; (vii) a quarterly fee of Euro 80,000 or $106,816 for services in relation to the financial reporting requirements of the company under Commission and NASDAQ rules and regulations; (viii) a commission of 0.2% on derivative agreements and loan financing or refinancing; (ix) a newbuilding supervision fee of Euro 400,000 or $534,080 per newbuilding vessel and (x) an annual fee of Euro 10,000 or 13,352 per vessel, for the provision of information-system related services.

Central Mare also provides commercial operations and freight collection services in exchange for a fee of Euro 90 or $120 per day per vessel. Central Mare provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% of the total insurance premiums. Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 150 or $200 per person per eight-hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the company will be payable to Central Mare at cost.

Pursuant to the terms of the management agreements, all fees payable to Central Mare are adjusted upwards 3% per annum. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date. The conversion from Euros to U.S. Dollars is based on the U.S. Dollar/Euro exchange rate of 1.3352 as of December 31, 2010.

We pay TMS Tankers a daily management fee of $1,500 for the technical management and crewing of M/T Delos. In addition, we pay Central Mare a daily management fee of $1,000 for the commercial management of M/T Delos. The management agreement with TMS Tankers is expected to be terminated during the second quarter of 2011 and all management functions performed by TMS Tankers will be transferred to another manager.

At December 31, 2010, $1.8 million is payable to Central Mare, and is reflected in the consolidated balance sheets as Due to related parties.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of the Company's CEO, pursuant to which Central Mare furnishes our executive officers to us. These agreements were entered into in exchange for terminating prior employment agreements.  See "Item 6 – Compensation".

On March 1, 2011, we entered into an agreement with Central Mare, a related party controlled by the family of the Company's CEO, pursuant to which Central Mare furnishes certain employees to us including Corporate Development Officer and Internal Auditor as well as certain administrative employees. Under the terms of this, we are obligated to pay an annual base salary. See "Item 18 – Financial Statements – Note 5 – Transactions with Related Parties".

C.           Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See "Item 18-Financial Statements".

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

All significant changes have been included in the relevant sections.

ITEM 9. THE OFFER AND LISTING.

A.           Offer and Listing Details.

Price Range of Common Stock

The trading market for our common stock is the NASDAQ Global Select Market, on which the shares are listed under the symbol ''TOPS''. The following table sets forth the high and low market prices for our common stock since our initial public offering of common stock at $33.00 per share on July 23, 2004, as reported by the NASDAQ Global Select Market. The high and low market prices for our common stock for the periods indicated were as follows:

	HIGH	LOW

For the Fiscal Year Ended December 31, 2010	$1.30	$0.62
For the Fiscal Year Ended December 31, 2009	$3.88	$0.67
For the Fiscal Year Ended December 31, 2008	$10.70	$1.25
For the Fiscal Year Ended December 31, 2007	$8.40	$3.03
For the Fiscal Year Ended December 31, 2006	$18.32	$4.61

For the Quarter Ended

March 31, 2010	$1.16	$0.70
December 31, 2010	$1.15	$0.65
September 30, 2010	$1.01	$0.62
June 30, 2010	$1.30	$0.90
March 31, 2010	$1.30	$0.98
December 30, 2009	$1.30	$0.94
September 30, 2009	$2.16	$1.12
June 30, 2009	$3.88	$0.95

For the Month	HIGH	LOW

March 2011	$0.94	$0.70
February 2011	$1.08	$0.92
January 2011	$1.16	$0.95
December 2010	$1.15	$0.80
November 2010	$0.95	$0.68
October 2010	$0.74	$0.65

B.           Plan of Distribution.

Not applicable

C.           Markets.

Shares of our common stock trade on the NASDAQ Global Select Market under the symbol "TOPS".

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

●
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

●
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

●
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

●	the shareholder became an interested shareholder prior to the consummation of the initial public offering.

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

C.           Material Contracts

Debt Facilities

As of December 31, 2010 we had debt obligations under credit facilities with RBS, HSH, DVB, EMPORIKI, ALPHA BANK, LAURASIA TRADING and SANTA LUCIA HOLDINGS. For a full description of our credit facilities and related interest rate swaps, see "Item 5 – Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations – (1) Debt Facilities" and "Item 11 – Quantitative and Qualitative Disclosures about Market Risk".

Equity Offerings

On July 1, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global Master SPV LTD, or YA Global, pursuant to which we may offer and sell up to $200 million worth of our common shares to YA Global. The SEDA has a duration of three years. We made initial sales under the SEDA on August 13, 2009 and as of December 31, 2010 2,230,000 shares had been sold with net proceeds amounting to approximately $2.9 million. During the period from October 21, 2009 to the date of this report, no shares have been sold to YA Global under the SEDA.

Office space lease

In January 2006, we entered into an agreement with an unrelated party to lease office space in Athens, Greece. The agreement is for a duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years. In September 2010, the agreement was amended and the new monthly rent  was renegotiated. It was also agreed to revert occupancy in certain areas of the leased office space by the end of April 2011. All other terms  of the lease remained unchanged.

In addition, our subsidiary TOP TANKERS (U.K.) LIMITED, leases office space in London from an unrelated third party. The agreement is valid from September 2010 and shall continue until either party shall give to the other one calendar month written notice.

In November 2009, TOP SHIPS INC. entered into a lease agreement for office space in London. The initial agreement was signed on November 15, 2009 and it expired on November 14, 2010. The agreement was extended for another year with all terms remaining unchanged.

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

Management Agreements

Please see "Item 4 – Information on the company – B. Business Overview –Management of the fleet" for further information.

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.           Exchange controls

The Marshall Islands imposes no exchange controls on non-resident corporations.

E.           Taxation.

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a non U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the U.S. Dollar, may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S.  federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Tax Consequences

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non U.S. Holders, each as defined below, of our common stock. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP SHIPS INC. and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the regulations there under, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

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

The Marshall Islands, Cyprus and Liberia, the jurisdictions where our ship-owning subsidiaries are incorporated, each grant an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is and we anticipate will continue to be "primarily traded" on the NASDAQ Global Select Market.

Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common stock, our sole class of stock, is listed on the NASDAQ Global Select Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test". We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common stock, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the "5 Percent Override Rule."

For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common stock. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the Treasury Regulations provide that the 5 Percent Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during such year.

We believe that we currently satisfy the Publicly-Traded Test and are not subject to the 5 Percent Override Rule and we will take this position for U.S. federal income tax reporting purposes.  However, there are factual circumstances beyond our control which could cause us to lose the benefit of this exemption.

Taxation in the Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

●	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

●
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that

●
is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust,

●	owns the common stock as a capital asset, generally, for investment purposes, and

●	owns less than 10% of our common stock for U.S. federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as ''passive category income'' for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a ''U.S. Non-Corporate Holder'') will generally be treated as ''qualified dividend income'' that is taxable to such U.S. Non-Corporate Holder at preferential tax rates (through 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

As discussed below, we expect to be treated as a passive foreign investment company, or PFIC, for our 2010 taxable year.  Assuming this is the case, any dividends paid by us during 2010 and 2011 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder.  Even if we were not treated as a PFIC, there can be no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. Any dividends we pay which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.  Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates.

Special rules may apply to any ''extraordinary dividend,'' generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in a common share. If we pay an ''extraordinary dividend'' on our common stock that is treated as ''qualified dividend income,'' then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

●	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute "passive income" for these purposes. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

In general, income derived from the bareboat charter of a vessel will be treated as "passive income" for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of "passive income."  On the other hand, income derived from the time charter of a vessel should not be treated as "passive income" for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of "passive income."

For our 2010 taxable year, at least 50% of the average value of our assets consisted of vessels which were bareboat chartered.  Therefore, we believe that were we treated as a PFIC for our 2010 taxable year.  We intend to take the necessary steps in order to avoid being classified as a PFIC for 2011 and future taxable years, such as expanding our fleet through the purchase of non "passive income" producing assets.  However, there can be no assurance that such remedial measures will be effective to avoid PFIC status for 2011 or any future taxable year.

Since we are a PFIC, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC.  We expect that certain of our subsidiaries were PFICs in 2010 and, therefore, a U.S. Holder will be treated as owning stock in such PFICs.  The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

Since we are a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat us as a "Qualified Electing Fund," which is referred to as a "QEF election," (2) makes a "mark-to-market" election with respect to our common stock, or (3) makes no election and, therefore, is subject to the Default PFIC Regime (as defined below).  As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime.  However, the mark-to-market election may not be possible with respect to our subsidiaries which are treated as PFICs.  In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such Holder's common stock.

Taxation of U.S. Holders Making a Timely QEF Election

Making the Election.  A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return.  A separate QEF election will need to be made with respect to us and each of our subsidiaries that is treated as a PFIC.  We intend to annually provide each U.S. Holder with all necessary information in order to make and maintain a QEF election with respect to us and each of our subsidiaries that is treated as a PFIC.  A U.S. Holder who makes a QEF election for the first taxable year in which he owns common stock and we are treated as a PFIC, or an Electing Holder, will not be subject to the Default PFIC Regime (as defined below) for any taxable year.  A U.S. Holder who does not make a timely QEF election would be subject the Default PFIC Regime for taxable years during his holding period in which a QEF election was not in effect, unless such U.S. Holder makes a special "purging" election.  A U.S. Holder who does not make a timely QEF election is encouraged to consult such U.S. Holder's tax advisor regarding the availability of such purging election.

Current Taxation and Dividends.  An Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  An Electing Holder's adjusted tax basis in his common stock will be increased to reflect any amounts currently included in income under the QEF rules.  Distributions of earnings and profits that had been previously included in income will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed.  Any other distributions generally will be treated as discussed above under "Taxation – U.S. Federal Income Taxation of U.S. Holders – Distributions."  Income inclusions under the QEF rules described above generally should be treated as foreign-source income for U.S. foreign tax credit limitation purposes, but Electing Holders should consult their tax advisors in this regard.

Sale, Exchange or Other Disposition.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange, or other disposition of our common stock in an amount equal to the excess of the amount realized on such disposition over the Electing Holder's adjusted tax basis in the common stock.  Such gain or loss will be treated as long-term capital gain or loss if the Electing Holder's holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition.  Long-term capital gains of U.S. Individual Holders currently are taxable at a maximum rate of 15% (through 2012).  An Electing Holder's ability to deduct capital losses is subject to certain limitations.  Any gain or loss generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Making a ''Mark-to-Market'' Election

Making the Election.  Alternatively, if, as is anticipated, our common stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to the common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  The common stock will be treated as "marketable stock" for this purpose if it is "regularly traded" on a "qualified exchange or other market."  The common stock will be "regularly traded" on a qualified exchange or other market for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  A "qualified exchange or other market" means either a U.S. national securities exchange that is registered with the SEC, the NASDAQ, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements.  We believe that the Nasdaq Global Select Market should be treated as a "qualified exchange or other market" for this purpose.  However, it should be noted that a separate mark-to-market election would need to be made with respect to each of our subsidiaries which is treated as a PFIC.  The stock of these subsidiaries is not expected to be "marketable stock."  Therefore, a "mark-to-market" election is not expected to be available with respect to these subsidiaries.

Current Taxation and Dividends.  If the "mark-to-market" election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common stock  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in its common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of common stock for purposes of determining the source of the income or loss.  Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.  A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount.  Distributions by us to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under "Taxation – U.S. United States Federal Income Taxation of U.S. Holders – Distributions."

Sale, Exchange or Other Disposition.  Gain realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.  Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder.  A U.S. Holder's ability to deduct capital losses is subject to certain limitations.  Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

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

Under the Default PFIC Regime:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than "excess distributions" by us to a Non-Electing Holder will be treated as discussed above under "Taxation – U.S. United States Federal Income Taxation of U.S. Holders – Distributions."

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

U.S. Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

●
the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holders that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

●	fail to provide an accurate taxpayer identification number;

●	are notified by the Internal Revenue Service, or IRS, that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

●	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We file annual reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.topships.org.

I.           Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our risk management policy

Our primary market risks relate to adverse movements in freight rates in the product tanker market and in the Handymax and Panamax sectors of the drybulk market. In 2008, we began to implement our strategy of entering into long term period charters (either time or bareboat). As of the date of this annual report, we have eight vessels on long term period charters with duration of more than one year. Three of our drybulk vessels are on period charters with a duration of less than one year. Two of our tankers have spot market exposure. We believe that by slightly deviating from our long term charter policy we will participate in an upside of the product tanker market.

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

Interest rate risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR, or cost of funds for certain banks, plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements as of December 31, 2009 and 2010 (in thousands of U.S. Dollars).

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Liability
		December 31, 2010				December 31, 2009	December 31, 2010
HSH NORDBANK	1	$8,654	2 years	December 12, 2008	4.80%	$(444)	$(53)
HSH NORDBANK	2	$8,654	2 years	December 12, 2008	4.80%	$(444)	$(53)
HSH NORDBANK	3	$8,654	2 years	December 12, 2008	4.80%	$(444)	$(53)
RBS	4	$10,000	7 years	September 30, 2006	4.23%	$(907)	$(828)
RBS	5	$10,000	7 years	September 30, 2006	4.11%	$(869)	$(799)
EGNATIA	6	$10,000	7 years	July 3, 2006	4.76%	$(1,090)	$(1,072)
HSH NORDBANK	7	$6,153	5 years	March 27, 2008	4.60%	$(620)	$(415)
HSH NORDBANK	8	$10,332	5 years	March 27, 2008	4.60%	$(320)	$(725)
EMPORIKI	9	$20,000	7 years	May 15, 2008	10.85%	$(5,975)	$(4,950)
HSH NORDBANK	10	$11,599	7 years	July 15, 2008	5.55%	$(1,316)	$(1,966)
HSH NORDBANK	11	$14,356	4 years	June 28, 2010	4.73%	$(921)	$(1,528)
DVB	12	$30,586	3 years	March, 19, 2009	2.095%	$(453)	$(496)
						$(13,803)	$(12,938)

SWAPS Nr 1,2,3,11,12 - Under these SWAP agreements, we pay a fixed rate and we receive variable three month LIBOR. SWAPS Nr 1, 2 and 3 expired in January 2011.

SWAPS Nr 4,5 - Under these SWAP agreements, for the first year (2006-2007) we paid RBS a fixed rate of 4.23% and 4.11% respectively. From the second year onwards we pay a fixed rate of 4.23% and 4.11% respectively plus a coupon equal to three times the difference between 0.08% and the difference of the 10 year U.S. Dollar swap rate and the two year U.S. Dollar swap rate for the payment period (quarter) in question, plus the coupon of the previous payment period (quarter). The coupon of the previous payment period is essentially the same formula calculated for the previous payment period (quarter). The coupon payments are capped at 10.25%. We receive from RBS variable three month LIBOR.

SWAP Nr 6 - Under this SWAP agreement, we paid Egnatia a fixed rate of 4.70% for the first payment period (quarter) in 2006. From the second quarter onwards we pay a fixed rate of 4.70% plus a coupon equal to three times the difference between 0.05% and the difference of the 10 year U.S. Dollar swap rate and the two year U.S. Dollar swap rate for the payment period (quarter) in question, plus the coupon of the previous payment period (quarter). The coupon of the previous payment period is essentially the same formula calculated for the previous payment period (quarter). The coupon payment is capped at 8.80%. We receive from Egnatia variable three month LIBOR.

SWAPS Nr 7, 8 – Under these SWAP agreements, we pay a fixed rate of the three-month U.S. Dollar LIBOR multiplied with the factor 0.95 per annum if the three month U.S. Dollar LIBOR is between 1.50% and 4.84%. In case the U.S. Dollar LIBOR is lower than 1.50% or higher 4.84%, we will pay a fixed rate of 4.60% per annum for that period. We receive from HSH Nordbank variable three month LIBOR.

SWAP Nr 9 – Under this SWAP agreement, we received an upfront amount of $1.5 million. During the first year, we received a fixed rate of 5.25% and paid a fixed rate of 5.50%. From the second year, we receive quarterly a fixed rate of 5.25% and we pay a rate of 5.10%, if either of two conditions are met: i) the difference between the 10 year Euro swap rate and the 2 year Euro swap rate is greater or equal than -0.15% and ii) the six month USD LIBOR is between 1.00% and 6.00%. Otherwise, we pay 10.85% less 5.75% multiplied by a cushion consisting of the number of days that either of the above two conditions are not met, divided by the total number of days of the period multiplied by the previous quarter's cushion. The first cushion, as of the end of the first year, was set to 1. During the third and fourth quarter of 2009, the six month USD LIBOR has been consistently below 1% and the cushion has become zero. As a result we will be paying 10.85% until the instrument's maturity date.

SWAP Nr 10 - Under this SWAP agreement, we receive the three month LIBOR and pay 5.55%, less 2.5% multiplied by the quotient of the number of days the three month LIBOR and the 10 year swap rate falls within certain fixed ranges.

As of December 31, 2010, our total bank indebtedness was $343.7 million, which after excluding unamortized financing fees of $4.0 million amounts to $339.7 million, of which $148.9 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2010, we paid fixed rates ranging from 2.095% to 10.85% and received floating rates on the SWAPs that are based on three month LIBOR as well as a fixed rate of 5.25% from Swap Nr 10. As of December 31, 2010 and March 31, 2011, our interest rate swap agreements are, on an average basis, above the prevailing three month LIBOR rates over which our loans are priced due to the steep reduction in prevailing interest rates during 2009 that continued into 2010.  Accordingly, the effect of these interest rate swap agreements in 2010 and the first three months of 2011 has been to increase our loss on financial instruments.

Based on the amount of our outstanding indebtedness as of December 31, 2010 that is not covered by interest swap arrangements as of December 31, 2010, a hypothetical one percentage point increase in the three month U.S. Dollar LIBOR would increase our interest rate expense for 2011, on an annualized basis, by approximately $2.26 million. We have not and do not intend to enter into interest rate swaps for speculative purposes.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. Dollars but incur certain expenses in currencies other than U.S. Dollars, mainly Euro. During 2010, approximately 18% of our expenses were in Euro and approximately 2% were in other currencies than the U.S. Dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. Dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. Dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2010, and using as an exchange rate the 2010 average exchange rate of $1.3269 / 1 Euro, a 5% decrease in the exchange rate to $1.2606 / 1 Euro, would result in an expense saving of approximately $0.83 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2010, we were in breach of certain loan covenants. For further information, please see "Item 5 – Operating and Financial Review And Prospects - Tabular Disclosure of Contractual Obligations – (1) Debt Facilities". Despite these breaches, neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.     CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures.

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as of the end of the period covered by this annual report (as of December 31, 2010).

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

Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2010.

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●           Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●           Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

●           Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, the Company used the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2010.

c)           Attestation Report of the Registered Public Accounting Firm.

This annual report does not contain an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm since under the SEC adopting release implementing the Dodd-Frank Act, companies that are non-accelerated filers are exempt from including auditor attestation reports in their Form 20-Fs.

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

ITEM 16C.        PRINCIPAL AUDITOR FEES AND SERVICES

Aggregate fees billed to the Company for the years ended December 2009 and 2010 represent fees billed by the Company's principal accounting firm, Deloitte, the other member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche").

U.S. Dollars in thousands,	Year Ended
	2009	2010
Audit Fees	812	328
Tax Fees*	13	13

Total Fees	825	341
* Includes fees for PFIC Tax Services

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.        CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.        CORPORATE GOVERNANCE

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules applicable to U.S. domestic issuers are as follows:

●	As a foreign private issuer, we are not required to hold regularly scheduled board meetings at which only independent directors are present.

●
In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, which allows the Board of Directors to approve share issuances.

●
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 120 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18

ITEM 18. FINANCIAL STATEMENTS

The following financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19.          EXHIBITS

Number	Description of Exhibits
1.1	Second Amended and Restated Articles of Incorporation of TOP SHIPS INC. (1)
1.2	Amended and Restated By-Laws of the Company, as adopted on February 28, 2007 (3)
2.1	Form of Share Certificate (2)
4.1	TOP SHIPS INC. Amended and Restated 2005 Stock Incentive Plan (5)
4.2	Credit Facility between the Company and the Royal Bank of Scotland dated November 1, 2005 (5)
4.3	Supplement to Credit Facility between the Company and the Royal Bank of Scotland dated December 21, 2006 (4)
4.4	Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent as of August 19, 2005 (6)
4.5	Credit Facility between Jeke Shipping Company Limited, Noir Shipping S.A., Amalfi Shipping Company Limited and HSH Nordbank AG, dated November 8, 2007 (2)
4.6	Secured Loan Agreement between Japan III Shipping Company Limited and Alpha Bank A.E, dated December 17, 2007 (2)
4.7
Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated April 3, 2009,to Secured Loan Facility Agreement dated December 17, 2007 (2)

4.8	Loan Agreement between Emporiki Bank of Greece S.A. and Japan I Shipping Company Limited, dated March 5, 2008 (2)
4.9	Supplemental Agreement, dated March 26, 2008 to Facilities Agreement between TOP SHIPS INC. and the Royal Bank of Scotland plc, dated November 1, 2005 (2)
4.10	Loan Agreement between Japan II Shipping Company Limited, TOP SHIPS INC., DVB Bank AG and DVB Bank America N.V., dated April 24, 2008 (2)
4.11	Secured Loan Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated August 18, 2008 (2)
4.12	First Supplemental Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E, dated February 23, 2009, to Secured Loan Agreement dated August 18, 2008 (2)
4.13	Second Supplemental Agreement between Lichtenstein Shipping Company, Japan III Shipping Company Limited and Alpha Bank A.E., dated April 3, 2009, to Secured Loan Agreement dated August 18, 2008 (2)
4.14	Credit Facility between Warhol Shipping Company Limited, Indiana R Shipping Company Limited, Britto Shipping Company Limited and HSH Nordbank AG, dated October 1, 2008 (2)
4.15	Loan Agreement between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V., dated October 6, 2008 (2)

4.16	Amendment Letter between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V. dated July 31, 2009, to Loan Agreement dated October 6, 2008 (1)
4.17	Fourth Supplemental Agreement between The Royal Bank of Scotland plc and TOP Ships Inc. dated July 30, 2009, to Facilities Agreement dated November 1, 2005 (1)
4.18
Second Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated May 21, 2009, to Secured Loan Facility Agreement dated December 17, 2007 (1)

4.19
Third Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated November 25, 2009, to Secured Loan Facility Agreement dated December 17, 2007 (1)

4.20	Third Supplemental Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E, dated November 25, 2009, to Secured Loan Agreement dated August 18, 2008 (1)
4.21	First Supplemental Agreement, between Emporiki Bank of Greece S.A. and Japan I Shipping Company Limited, dated August 5, 2009, to Loan Agreement dated March 5, 2008 (1)
4.22	Amendment No. 1 between Jeke Shipping Company Limited, Noir Shipping S.A., Amalfi Shipping Company Limited and HSH Nordbank AG, dated May 11, 2009, to Credit Facility dated November 8, 2007 (1)
4.23
Amendment No. 1 between Warhol Shipping Company Limited, Indiana R Shipping Company Limited, Britto Shipping Company Limited and HSH Nordbank AG, dated May 11, 2009, to Credit Facility dated October 1, 2008 (1)

4.24	Loan Agreement between Top Ships Inc. and Cape Manuel Shipping Company Limited, dated July 27, 2009 (1)
4.25
Amended and Restated Loan Agreement between Japan II Shipping Company Limited, TOP Ships Inc., Banksy Shipping Company Limited, Hongbo Shipping Company Limited, DVB Bank SE and DVB Bank N.V., dated December 1, 2010, to Loan Agreement dated April 24, 2008

4.26
Amendment and Restatement Agreement between Banksy Shipping Company Limited, Hongbo Shipping Company Limited, Top Ships Inc. and DVB Bank America N.V., dated December 1, 2010, to Loan Agreement dated October 6, 2008

4.27
Loan Agreement between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V., dated October 6, 2008 as amended and restated by an amendment and restatement agreement dated December 1, 2010

4.28	Second Supplemental Agreement between Emporiki Bank of Greece S.A., Japan I Shipping Company Limited and Top Ships Inc., dated July 15, 2010, to Loan Agreement dated March 5, 2008
4.29	Loan Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated August 6, 2010
4.30	Supplemental Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated February 15, 2011, to Loan Agreement dated August 6, 2010
4.31	Loan Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated February 15, 2011

4.32	Loan Agreement between TOP Ships Inc., and Santa Lucia Holdings Limited, dated August 16, 2010.
4.33	Form of bareboat commercial management agreement with Central Mare Inc. (Hongbo)
4.34	Form of non-bareboat commercial management and technical management agreement with Central Mare Inc. (Amalfi)
4.35	Form of technical management agreement with TMS Shipping Ltd. (Delos)
4.36	Form of commercial management agreement with Central Mare Inc. (Delos)
8.1	List of subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer
13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

(1)	Incorporated by reference from the Company's Annual Report on Form 20-F, filed on June 18, 2010 (File No. 000-50859)

(2)	Incorporated by reference from the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(3)	Incorporated by reference from Company's 6-K filed on March 9, 2007

(4)	Incorporated by reference from the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(5)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50589)

(6)	Incorporated by reference from the Company's Registration Statement on Form 8-A (File No. 000-50859)

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Top Ships Inc., Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010.  Our audits also included the financial statement schedule listed in the Index at Item 18.  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Top Ships Inc. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements for the years ended December 31, 2009 and 2010, have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, the Company's inability to comply with financial covenants under its current loan agreements as of December 31, 2009 and 2010 and its negative working capital position raise substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are discussed in Note 3 to the consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
April 12, 2011

TOP SHIPS INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$-	$-
Trade accounts receivable, net of provision of $1,949 and $1,389 as of December 31, 2009 and 2010, respectively	328	482
Insurance claims	183	-
Inventories (Note 7)	489	660
Advances to various creditors	403	95
Prepayments and other (Note 8)	2,384	2,183

Total current assets	3,787	3,420

FIXED ASSETS:

Vessels, net (Notes 10 and 11)	642,953	595,736
Other fixed assets, net (Note 5)	6,165	4,748

Total fixed assets	649,118	600,484

OTHER NON CURRENT ASSETS:

Deferred vessel lease payments (Note 6)	-	543
Restricted cash (Note 12)	22,244	17,644

Total assets	$675,149	$622,091

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of debt (Note 12)	$399,087	$337,377

Current portion of financial instruments (Note 20)	13,803	12,938
Due to related parties	-	1,797
Accounts payable	3,942	4,542
Accrued liabilities	5,546	4,876
Unearned revenue	5,575	5,079

Total current liabilities	427,953	366,609

COMMITMENTS AND CONTINGENCIES (Note 13)

Total liabilities	427,953	366,609

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 32,894,696 and 34,200,673 shares issued and outstanding at December 31, 2009 and 2010, respectively (Note 14)	311	322
Additional paid-in capital (Note 14)	276,305	282,118
Accumulated other comprehensive income	88	37
Accumulated deficit	(29,508)	(26,995)

Total stockholders' equity	247,196	255,482

Total liabilities and stockholders' equity	$675,149	$622,091

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2008	2009	2010

REVENUES:

Revenues (Notes 4 and 11)	$257,380	$107,979	$90,875

EXPENSES:

Voyage expenses (Note 17)	38,656	3,372	2,468
Charter hire expense (Note 6)	53,684	10,827	480
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit (Note 6)	(18,707)	(7,799)	-
Lease termination expense (Note 6)	-	15,391	-
Vessel operating expenses (Note 17)	67,114	23,739	12,853
Dry-docking costs	10,036	4,602	4,103
Vessel depreciation (Note 10)	32,664	31,585	32,376
Management fees-third parties	1,159	419	159
Management fees-related parties (Note 1, 5)	-	-	3,131
General and administrative expenses	30,229	23,416	18,142
Gain on sale of vessels (Note 10)	(19,178)	-	(5,101)
Impairment on vessels	-	36,638	-

Operating income (loss)	61,723	(34,211)	22,264

OTHER INCOME (EXPENSES):

Interest and finance costs (Notes 12 and 18)	(25,764)	(13,969)	(14,776)
Loss on financial instruments (Note 20)	(12,024)	(2,081)	(5,057)
Interest income	1,831	235	136
Other, net	(127)	(170)	(54)

Total other expenses, net	(36,084)	(15,985)	(19,751)

Net income (loss)	$25,639	$(50,196)	$2,513

Earnings (loss) per common share, basic and diluted (Note 16)	$0.97	$(1.78)	$0.08

Weighted average common shares outstanding, basic	25,445,031	28,230,585	30,752,779

Weighted average common shares outstanding, diluted	25,445,031	28,230,585	30,777,413

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

					Accumulated	Retained
				Additional	Other	Earnings /
	Comprehensive	Common Stock		Paid-in	Comprehensive	(Accumulated
	(Loss) Income	# of Shares	Par Value	Capital	(Loss) Income	Deficit)	Total

BALANCE, December 31, 2007		20,508,575	$205	$216,150	$4	$(4,951)	$211,408

Net income	$25,639					25,639	25,639
Stock based compensation		2,521,009	9	5,107			5,116
Cancellation of fractional shares		(279)	-	(2)			(2)
Repurchase and cancellation of common stock (396.949 shares)		(396,949)	(4)	(727)			(731)
Issuance of common stock, net		7,268,692	73	50,528			50,601
Other comprehensive income
- Accumulated unrecognized actuarial gain	20				20		20

Comprehensive income	$25,659

BALANCE, December 31, 2008		29,901,048	$283	$271,056	$24	$20,688	$292,051

Net loss	$(50,196)					(50,196)	(50,196)
Stock based compensation		1,122,249	10	3,457			3,467
Cancellation of fractional shares
Repurchase and cancellation of common stock (358,601 shares)		(358,601)	(4)	(728)			(732)
Issuance of common stock, net		2,230,000	22	2,520			2,542
Other comprehensive income
- Accumulated unrecognized actuarial gain	64				64		64

Comprehensive loss	$(50,132)

BALANCE, December 31, 2009		32,894,696	$311	$276,305	$88	$(29,508)	$247,196

Net Income	2,513					2,513	2,513
Stock based compensation		1,305,977	11	2,013			2,024
Equity component of convertible loans				3,800			3,800
- Accumulated unrecognized actuarial loss	(51)				(51)		(51)
							-
Comprehensive Income	2,462						-

BALANCE, December 31, 2010		34,200,673	322	282,118	37	(26,995)	255,482
The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of U.S. Dollars)

	2008	2009	2010

Cash Flows provided by Operating Activities:

Net income (loss)	25,639	(50,196)	2,513
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	33,474	32,466	33,864
Amortization and write off of deferred financing costs	5,131	2,539	1,946
Amortization of Debt Discount	-	-	1,464
Translation gain of foreign currency denominated loan			(159)
Stock-based compensation expense	5,116	3,467	2,024
Change in fair value of financial instruments	10,650	(2,635)	(865)
Financial instrument termination payments	(7,500)	-	-
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(18,707)	(7,799)	-
Amortization of fair value of below market time charter	(21,795)	(3,911)	-
Loss on sale of other fixed assets	126	165	54
Gain on sale of vessels	(19,178)	-	(5,101)
Impairment on vessels	-	36,638	-
Provision for doubtful accounts	3,142	1,017	160
Increase (Decrease) in:
Trade accounts receivable	7,834	2,863	(314)
Deferred lease payments			(543)
Insurance claims	(3,569)	(2,666)	(1,127)
Inventories	6,993	476	(171)
Advances to various creditors	332	373	308
Prepayments and other	874	2,340	243
(Decrease) Increase in:
Due to related parties	-	-	1,797
Accounts payable	(12,428)	(5,048)	663
Accrued liabilities	(4,451)	(2,474)	(658)
Unearned revenue	164	(1,039)	(496)

Net Cash provided by Operating Activities	11,847	6,576	35,602

Cash Flows provided (used in) by Investing Activities:

Principal payments received under capital lease	46,000	-	-
Principal payments paid under capital lease	(68,828)	-	-
Advances for vessels acquisition / under construction	(114,260)
Vessel acquisitions	(118,142)	(136,678)	511
Insurance claims recoveries	3,447	2,656	1,310
Increase in restricted cash	(26,075)	-	-
Decrease in restricted cash	-	30,331	4,600
Net proceeds from sale of vessels	338,143	-	19,473
Net proceeds from sale of fixed assets	58	156	254
Acquisition of other fixed assets	(1,792)	(836)	(416)

Net Cash provided by (used in) Investing Activities	58,551	(104,371)	25,732

Cash Flows (used in) provided by Financing Activities:

Proceeds from debt	271,156	111,670	-
Proceeds from convertible debt	-	-	4,000
Principal payments of debt	(51,413)	(44,774)	(40,674)
Prepayment of debt	(317,150)	(9,500)	(23,950)
Financial instrument termination payments	-	(5,000)	-
Financial instrument upfront receipt	1,500	-	-
Proceeds from issuance of common stock, net of issuance costs	50,601	2,569	(27)
Cancellation of fractional shares	(2)	-	-
Repurchase and cancellation of common stock	(731)	(732)
Payment of financing costs	(4,129)	(2,680)	(842)

Net Cash (used in) provided by Financing Activities	(50,168)	51,553	(61,493)

Effect of exchange rate changes on cash	-	-	159

Net increase (decrease) in cash and cash equivalents	20,230	(46,242)	(159)

Cash and cash equivalents at beginning of year	26,012	46,242	0

Cash and cash equivalents at end of year	46,242	-	-

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid net of capitalized interest	19,616	16,764	11,476

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Fair value of below market time charter	12,647
Amounts owed for capital expenditures at the end of year	55	52	14

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
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

Top Ships Inc. is the sole owner of all outstanding shares of the following subsidiaries with vessels in operations, vessels under lease and other active companies as of December 31, 2010. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

	Shipowning Companies with vessels in operations at December 31, 2010	Date of Incorporation	Country of Incorporation	Vessel
1	Ilisos Shipping Company Limited ("Ilisos")	April 2005	Marshall Islands	Ioannis P (acquired November 2005)
2	Amalfi Shipping Company Limited ("Amalfi")	July 2007	Marshall Islands	Amalfi (acquired December 2007) (Note 11)
3	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	Voc Gallant (acquired February 2008) (Note 10, 11)
4	Japan I Shipping Company Limited ("Japan I")	August 2007	Liberia	Pepito (acquired March 2008) (Note 10)
5	Japan II Shipping Company Limited ("Japan II")	August 2007	Liberia	Astrale (acquired May 2008) (Note 10)
6	Japan III Shipping Company Limited ("Japan III")	August 2007	Liberia	Cyclades (acquired December 2007)
7	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	Miss Marilena (delivered February 2009) (Note 9, 10)
8	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	Lichtenstein (delivered February 2009) (Note 9, 10)
9	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	Ionian Wave (delivered March 2009) (Note 9, 10)
10	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	Tyrrhenian Wave (delivered March 2009) (Note 9, 10)
11	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	Britto (delivered May 2009) (Note 9, 10)
12	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	Hongbo (delivered August 2009) (Note 9,10)
	Shipowning Companies with vessels under lease at December 31, 2010	Date of Incorporation	Country of Incorporation	Vessel
13	Mytikas Shipping Company Limited ("Mytikas")	February 2004	Marshall Islands	Delos (lease started October, 1, 2010) (Note 6)
	Other Companies	Date of Incorporation	Country of Incorporation	Activity
14	Top Tankers (U.K.) Limited	January 2005	England and Wales	Representative office in London
15	TOP Tanker Management Inc.	May 2004	Marshall Islands	Management Company

The Company is an international provider of worldwide seaborne crude oil and petroleum products transportation services and of drybulk transportation services, through the ownership and operation of the vessels mentioned above.

During 2008, 2009, and 2010, one, three and three charterers individually accounted for more than 10% of the Company's revenues as follows:

Charterer	Year Ended December 31,
	2008	2009	2010
A	17%	22%
B		18%	19%
C			17%
D		14%	16%

Management of Company Vessels

As of December 31 2010, the Company had outsourced to Central Mare, a related party controlled by the family of the Company's Chief Executive Officer, all operational, technical and commercial functions relating to the chartering and operation of Company vessels (except M/T Delos), pursuant to a letter agreement concluded between Central Mare and the Company and management agreements concluded between Central Mare and the Company's vessel-owning subsidiaries on July 1, 2010. In  relation to M/T Delos, as of December 31, 2010, the Company had outsourced technical management and crewing to TMS Tankers, a related party, whereas operational monitoring of the vessel was outsourced to Central Mare, both agreements effective from October 1, 2010. The Company plans to transfer full management of M/T Delos to Central Mare during the second quarter of 2011 (Note 5).

Up to July 1, 2010, TOP Tanker Management Inc. was responsible for all of the chartering, operational and technical management of the Company's fleet for a fixed monthly fee per vessel.

Top Tanker Management had been subcontracting the day to day technical management of certain vessels to unaffiliated ship management companies (collectively the "sub-managers"). The sub-managers provided day to day operational and technical services to the Company's vessels at a fixed monthly fee per vessel. The last agreement with V. Ships Management Limited was terminated on July 10, 2010 and the agreement with Interorient Maritime Enterprises Inc. was also terminated on June 30, 2010.

As of December 31, 2009 and 2010 the amount due to the sub-managers totaled $306 and $655 respectively and is included in Accounts Payable in the accompanying consolidated balance sheets.

As of December 31, 2010 the net amount due to Central Mare was $1,797 and is included in Due to related parties, which are separately presented in the accompanying December 31, 2010 consolidated balance sheets (Note 5).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

Management fees paid to related parties and management fees paid to third parties are being presented separately in the accompanying consolidated statements of operations and are summarized as follows:

	December 31, 2008	December 31, 2009	December 31, 2010
Management Fees –Related Parties
Central Mare Inc (Note 5)			2,993
Titan Owning Company Ltd (TMS Tankers) (Note 5)			138
Total	-	-	3,131
Management Fees –Third Parties
ST Shipping and Transport Pte. limited			9
G.I. Ship Management Private Limited	223
Hanseatic Managing Owners & Operators	2
Interorient	138	92	51
V. Ships Management limited	796	327	99
Total	1,159	419	159

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
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

(f)
Trade Accounts Receivable, net: The amount shown as Trade Accounts Receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2009 and 2010 totaled $1,949 and $1,389, and is summarized as follows:

Provision for doubtful accounts
Balance, December 31, 2007	801
—Additions	3,866
— Reversals / write-offs	(1,392)
Balance, December 31, 2008	3,275
—Additions	1,939
— Reversals / write-offs	(3,265)
Balance, December 31, 2009	1,949
— Reversals / write-offs	(560)
Balance, December 31, 2010	1,389

(g)
Insurance Claims: Insurance claims, relating mainly to crew medical expenses and hull and machinery incidents are recorded upon collection or agreement with the relevant party of the collectible amount when collectability is probable.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.        Significant Accounting Policies - (continued):

(j)
Impairment of Long-Lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

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

Description	Useful Life (years)
Leasehold improvements	Until the end of the lease term (April 2018)
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3

In September 2010, the Company agreed to revert occupancy in certain areas of the leased office space in Maroussi, by the end of April 2011. As a result of this agreement we have made a revision in the useful life of certain leasehold improvements that would have been amortized over the life of the lease. The revision in useful life of these assets resulted in an accelerated depreciation of $565 included in the statement of operations.

(m)
Accounting for Dry-Docking Costs: All dry-docking costs are accounted for under the direct expense method, under which they are expensed as incurred and are reflected separately in the accompanying consolidated statements of operations.

(n)	Sale and Leaseback Transactions: The gains on sale of vessel sale and leaseback transactions are deferred and amortized to income over the lease period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
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

(p)
Convertible Debt: The Company evaluates debt securities ("Debt") for beneficial conversion features.  A beneficial conversion feature is present when the conversion price per share is less than the market value of the common stock at the commitment date.  The intrinsic value of the feature is then measured as the difference between the conversion price and the market value multiplied by the number of shares into which the Debt is convertible and is recorded as debt discount with an offsetting amount increasing additional paid-in-capital.  The debt discount is accreted to interest expense over the term of the Debt with any unamortized discount recognized as interest expense upon conversion of the Debt. The total intrinsic value of the feature is limited to the proceeds allocated to the Debt instrument.

(q)
Pension and Retirement Benefit Obligations—Crew:  The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

(r)
Staff leaving Indemnities – Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2009 and 2010 amounted to $266 and $32, respectively.

(s)
Accounting for Revenue and Expenses: Revenues are generated from bareboat charter, time charter, voyage charter agreements and pool arrangements. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risk and costs of operation during the charter term. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Profit sharing represents the excess between an agreed daily base rate and the actual rate generated by the vessel every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter, revenue, including demurrage and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel's previous cargo and the charter party date of the current voyage and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the Company when loading or discharging time exceeded the stipulated time in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.        Significant Accounting Policies - (continued):

voyage charter. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year. Under a pool arrangement, the pool charters-in a vessel on a time charter basis but the daily charter hire is not fixed but it depends on the total return that the pool is able to achieve by operating all its vessels in the spot market.

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

As is common in the drybulk and tanker shipping industries, we pay commissions to ship brokers associated with arranging our charters. The commissions that we pay range from 2% to 7.5% of the total daily charter hire rate of each charter.

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

(u)
Earnings / (Loss)  per Share: Basic earnings per share are computed by dividing net income or loss available to common stockholders' by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 1,472,438 shares, granted to the Company's CEO, which will vest in the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares (Note 16).  The dilutive effect of convertible debt outstanding shall be reflected in diluted EPS by application of the if-converted method. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.        Significant Accounting Policies - (continued):

(v)
Related Parties: The Company considers as related parties the affiliates of the Company; entities for which investments are accounted for by the equity method; principal owners of the Company; its management; members of the immediate families of principal owners of the Company; and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. An Affiliate is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or has common control with the Company. Control is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract and otherwise.   Immediate Family is family members whom a principal owner or a member of management might control or influence or by whom they might be controlled or influenced because of the family relationship. Management is the persons who are responsible for achieving the objectives of the Company and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of  directors, the CEO, the CFO, Vice President and CTO in charge of principal business functions and other persons who perform similar policy making functions. Persons without formal titles may also be members of management. Principal owners are owners of record or known beneficial owners of more than 10% of the voting interests of the Company.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.         Significant Accounting Policies - (continued):

(x)
Segment Reporting: The Company has determined that it operates under two reportable segments, based on the way the Company's CEO reviews operating results, as a provider of international seaborne transportation services, carrying petroleum products and crude oil ("Tanker Fleet") and, drybulk commodities for the steel, electric utility, construction and agri-food industries ("Drybulk Fleet"). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

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

(y)
Recent Accounting Pronouncements: There are no recent accounting pronouncements that their adoption would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

3.         Going Concern:

As of December 31, 2009, the Company was in breach of loan covenants relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, net asset value and asset cover of product tankers, with certain banks. As a result of these covenant breaches with all the banks, the Company has classified all its debt and financial instruments as current. The amount of long term debt and financial instruments that have been reclassified and presented together with current liabilities amounts to $351,202 and $9,916, respectively (Note 12).

As of December 31, 2010, the Company was in breach of loan covenants relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, and asset cover, with certain banks. As a result of these covenant breaches and due to cross default provisions contained in all its bank facilities, the Company is in breach of all its loan facilities and has classified all its debt and financial instruments as current. The amount of long term debt and financial instruments that have been reclassified and presented together with current liabilities amounts to $304,551 and $4,125 respectively (Note 12).

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

Company cash flow for 2011 is expected to be lower than 2010 mainly due to the redelivery of the M/V Cyclades during the second quarter of 2011, from its present charterers where it earns a daily rate of $54,250 to its new charterers where it will earn a daily rate of $20,000. Based on Company projections for 2011, cash provided by operating activities is expected to amount to $29,044 and is not sufficient to cover scheduled debt repayments as of December 31, 2010.

Cash flow could improve if actual charter rates during the year prove to be higher from the expected rates that we have used in our projections, thereby improving the revenues of the vessels that have spot market exposure, but this is a parameter outside Company control. Cash flow could also improve by deferring part of our debt repayments into future years or by releasing funds held under pledges. If the Company is unable to partly defer loan repayments and / or release funds held under pledges, it will examine the option of raising capital through equity and debt offerings or asset sales as a last resort. Given the high quality of assets and charters in the Company portfolio, the sale of a tanker vessel provides with a realistic last resort alternative to provide the Company with necessary liquidity.

As of the date of this report, discussions with certain lenders are already in progress and in certain cases cash flow has already improved. See Note 12 for a discussion of the progress with each lender.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.        Segment Reporting:

The following tables present segment results for the years ended December 31, 2008, 2009 and 2010 respectively:

Year ended December 31, 2008	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total
REVENUES:

Revenues	163,995	71,590	21,795	257,380

EXPENSES:

Voyage expenses	34,215	4,441	-	38,656
Charter hire expense	53,684	-	-	53,684
Amortization of deferred gain on sale and leaseback of vessels	(18,707)	-	-	(18,707)
Vessel operating expenses	56,272	10,842	-	67,114
Dry-docking costs	9,450	586	-	10,036
Vessel depreciation	13,867	18,797	-	32,664
Management fees-third parties	1,080	79	-	1,159
General and administrative expenses	22,474	7,856	(101)	30,229
Gain on sale of vessels	(21,347)	2,169	-	(19,178)

Operating income	13,007	26,820	21,896	61,723

Interest and finance costs	(11,888)	(13,876)	-	(25,764)

Segment income	1,119	12,944	21,896	35,959

Fair value change of financial instruments				(12,024)
Interest income				1,831
Other, net				(127)

Net Income				25,639

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.        Segment Reporting – (continued):

Year ended December 31, 2009	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total
REVENUES:

Revenues	47,353	56,715	3,911	107,979

EXPENSES:

Voyage expenses	1,118	2,254	-	3,372
Charter hire expense	10,827	-	-	10,827
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(7,799)	-	-	(7,799)
Lease Termination expense	15,391			15,391
Vessel operating expenses	15,032	8,707	-	23,739
Dry-docking costs	4,543	59	-	4,602
Vessel depreciation	12,580	19,005	-	31,585
Management fees-third parties	338	81	-	419
General and administrative expenses	14,914	8,437	65	23,416
Impairment on vessels	36,638	-	-	36,638
Operating (loss) income	(56,229)	18,172	3,846	(34,211)

Interest and finance costs	(7,692)	(5,519)	(758)	(13,969)

Segment (loss) income	(63,921)	12,653	3,088	(48,180)

Loss on financial instruments				(2,081)
Interest income				235
Other, net				(170)

Net loss				(50,196)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.        Segment Reporting – (continued):

Year ended December 31, 2010	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total
REVENUES:

Revenues	39,394	51,481	-	90,875

EXPENSES:

Voyage expenses	1,277	1,191	-	2,468
Charter hire expense	480	-	-	480
Vessel operating expenses	6,090	6,763	-	12,853
Dry-docking costs	10	4,093	-	4,103
Vessel depreciation	13,371	19,005	-	32,376
Management fees-third parties	119	40		159
Management fees-related parties	1,804	1,327		3,131
General and administrative expenses	11,055	6,921	166	18,142
Gain on sale of vessels	(5,101)	-	-	(5,101)
Operating income (loss)	10,289	12,141	(166)	22,264

Interest and finance costs	(10,448)	(4,175)	(153)	(14,776)

Segment income (loss)	(159)	7,966	(319)	7,488

Loss on financial instruments				(5,057)
Interest income				136
Other, net				(54)

Net income				2,513

(1) Unallocated amounts relate to bridge loans fees for working capital purposes of $153, plus the foreign currency losses, net of $166. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company's resources.

A reconciliation of segment cash flows to amounts presented in the consolidated cash flow statements is as follows for the year ended December 31, 2008:

Year ended December 31, 2008	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Cash paid for vessels	-	118,142	-	118,142
Cash paid for advances for vessel acquisition	114,260	-	-	114,260

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.	Segment Reporting – (continued):

A reconciliation of segment assets, liabilities and cash flows to amounts presented in the consolidated balance sheets and cash flow statements is as follows for the years ended December 31, 2009 and 2010 respectively:

Year ended December 31, 2009	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Trade accounts receivable, net	318	10	-	328
Vessels, net	326,500	316,453	-	642,953
Current portion of debt	254,547	141,654	2,886	399,087
Total assets at December 31, 2009	337,770	326,270	11,109	675,149
Cash paid for vessels	136,678	-	-	136,678

(1) Unallocated mainly relates to cash and cash equivalents (including restricted cash) of $2,974, other fixed assets of $6,165, and bridge loan balance for working capital purposes of $2,886, which are not allocated to individual segments.

Year ended December 31, 2010	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Trade accounts receivable, net	476	6	-	482
Vessels, net	298,289	297,447	-	595,736
Current portion of debt	212,128	125,249		337,377
Total assets at December 31, 2010	305,047	309,758	7,286	622,091

(1) Unallocated mainly relates to cash and cash equivalents (including restricted cash) of $1,019, other fixed assets of $4,748, which are not allocated to individual segments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties:

(a)
Pyramis Technical Co. S.A.: Pyramis Technical Co. S.A. is wholly owned by the father of the Company's Chief Executive Officer and has been responsible for the renovation of the Company's premises. As of December 31, 2009, the total contracted cost amounted to Euro 3,110 or $4,487 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009), out of which Euro 3,599 or $5,193 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) was paid up to December 31, 2009 and is included in the Euro 3,701 or $5,340 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) renovation works. As of December 31, 2010, the total contracted cost amounted to Euro 3,185 or $4,253 (based on the Dollar/Euro exchange rate as of December 31, 2010), out of which Euro 3,698 or $4,940 (based on the Dollar/Euro exchange rate as of December 31, 2010) was paid up to December 31, 2010 and is included in the Euro 3,789 or $5,059 (based on the Dollar/Euro exchange rate as of December31, 2010) renovation works. The renovation works are included in Other fixed assets, net, which are separately presented in the accompanying December 31, 2010 consolidated balance sheet and were initially depreciated over the lease period, which is 12 years. In September 2010, the Company agreed to revert occupancy in certain areas of the leased office space in Maroussi, by the end of April 2011. As a result of this agreement we have made a revision in the useful life of certain leasehold improvements that would have been amortized over the life of the lease. The revision in useful life of these assets resulted in an accelerated depreciation of $565 included in the statement of operations.

(b)
Cardiff Marine Inc. ("Cardiff"): Both Cardiff and Sphinx Investment Corp. are controlled by Mr. George Economou who has been a related party since April 2008, when the Company privately placed $7.3 million with various investors (Note 15). As of December 31, 2010, Sphinx Investment Corp. holds approximately 12.08% of the Company's outstanding common stock. Cardiff provides the Company with chartering and sale and purchase brokerage services. During the twelve months ended December 31, 2009 and 2010, Cardiff charged the Company $862 and $608 for chartering services, included in Voyage expenses. As of December 31, 2009 the amount due to Cardiff was $82 out of which $33 is included in Accounts Payable and $49 is included in Accrued Liabilities. As of December 31, 2010 the amount due to Cardiff was $155, out of which $51 is included in Accounts Payable and $104 is included in Accrued Liabilities. In 2010, Cardiff proceeded with an internal restructuring for the purpose of enhancing its efficiency and the quality of its ship-management services. As part of this restructuring TMS Dry and TMS Tankers were established as two different management companies to undertake the management of the fleet previously managed by Cardiff. TMS Dry and TMS Tankers utilize the same experienced personnel previously utilized by Cardiff. As a result, TMS Tankers, which is the manager of M/T Delos, is a related party management company due to its relation with Cardiff (see below (e)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5. Transactions with Related Parties – (continued):

(c)
Central Mare Inc. ("Central Mare") – Letter Agreement and Management Agreements: on May 12, 2010, the Company's Board of Directors agreed to outsource all of the commercial and technical management of the Company's vessels to Central Mare Inc., or Central Mare, a related party controlled by the family of the Company's Chief Executive Officer, on a timeline that was determined by its executive officers in consideration of the vessels' schedule. Since July 1, 2010 Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of Company vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries.

The Company pays a management fee of Euro 650 per day, per each vessel that is employed under a time charter or a voyage charter and a management fee of Euro 250 per day, per each vessel that is employed under a bareboat time charter. In addition, the management agreements provide for payment by the company to Central Mare of: (i) a fee of Euro 100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 500 for superintendent visits on board vessels, per vessel, for each day, per superintendent; (iii) chartering commission of 0.75% on all existing (as of July 1, 2010) freight, hire and demurrage revenues; (iv) chartering commission of 1.25% on all new (concluded after July 1, 2010) freight, hire and demurrage revenues; (v) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (vi) a quarterly fee of Euro 250 for services rendered by Central Mare in connection with the company's financial accounting services; (vii) a quarterly fee of Euro 80 for services in relation to the financial reporting requirements of the company under Securities and Exchange Commission and NASDAQ rules and regulations; (viii) a commission of 0.2% on derivative agreements and loan financing or refinancing; and (ix) an annual fee of Euro 10 per vessel, for the provision of information system related services.

Central Mare also provides commercial operations and freight collection services in exchange for a fee of Euro 90 per day, per vessel. Central Mare provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premiums, per vessel. Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 150 per person, per day of eight hours. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the company will be payable to Central Mare at cost.

Pursuant to the terms of the management agreements, all fees payable to Central Mare are adjusted upwards 3% per annum. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

For M/T Delos specifically the Company pays to Central Mare a daily management fee of $1, which is subject to annual review on the anniversary date of the agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5. Transactions with Related Parties – (continued):

(d)	Central Mare Inc. ("Central Mare") – Executive Officers and Other Personnel Agreements

On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare furnishes the Company with its executive officers. These agreements were entered into in exchange for terminating prior agreements.

Under the terms of the agreement for the Company's Chief Executive Officer, the Company is obligated to pay annual base salary, a minimum cash bonus and stock compensation of 500,000 common shares of the Company to be issued at the end of each calendar year (see Note 15).

The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Executive Vice President and Chairman, the Company is obligated to pay annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expires on August 31, 2011; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Chief Financial Officer, the Company is obligated to pay annual base salary and stock compensation of 200,000 common shares which were issued on December 21, 2009, of which 100,000 common shares vested on December 21, 2010 and 100,000 common shares shall vest on December 21, 2011 (Note 15). The initial term of the agreement expires on August 31, 2012, however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Chief Technical Officer, the Company is obligated to pay annual base salary and stock compensation of 249,990 common shares which were issued on October 29, 2010 and which vest ratably over a period of 15 months beginning in October 2010 (Note 15). The initial term of the agreement expires on August 31, 2011, however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years' annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5.        Transactions with Related Parties – (continued):

On March 1, 2011, the Company entered into an agreement with Central Mare pursuant to which, Central Mare furnishes certain employees to the Company, including Corporate Development Officer and Internal Auditor as well as certain administrative employees. Under the terms of this agreement the Company is obligated to pay an annual base salary.

As of December 31, 2010 the net amount due to Central Mare was $1,797 and is included in Due to related parties, which are separately presented in the accompanying December 31, 2010 consolidated balance sheets. The amount concerns $333 payable to Central Mare related to fees as per management agreements, excluding commissions, $1,312 related to executive officers and other personnel expenses, $162 related to commissions on charter hire agreements and $(10) related to advances paid for opex.

The fees charged by Central Mare for the year ended December 31, 2010 are as follows:

Management Fees	2,993	Management fees related party - Statement of Operations
Executive officers and other personnel expenses	3,001	General and administrative expenses - Statement of Operations
Superintendent Fees	61	Vessel operating expenses - Statement of Operations
	38	Dry-docking costs - Statement of Operations
Commission for sale of vessels	201	Gain on sale of vessels - Statement of Operations
Commission on charter hire agreements	363	Voyage expenses - Statement of Operations
Total	6,657

(e)
Titan Owning Company Ltd. ("TMS Tankers"): Effective October 1, 2010, the Company has contracted the day-to-day technical management of vessel M/T Delos, which includes performing the day-to-day operations and maintenance of the vessels, to TMS Tankers Ltd., or TMS Tankers, respectively. TMS Tankers is a related party management company due to its relation with Cardiff explained above and was the manager of the vessel at the time that the M/T Delos joined the Company fleet. During the twelve months ended December 31, 2010, TMS Tankers charged the Company $138 for management fees, included in General and Administrative expenses and $8 for commissions, included in Voyage Expenses. As of December 31, 2010 the net amount due to TMS Tankers was $311 and is included in Accounts Payable, which are separately presented in the accompanying December 31, 2010 consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5.        Transactions with Related Parties – (continued):

(f)
Dorado Tankers Pool Inc.: On October 1, 2010 the vessel M/T Delos entered the Dorado tankers spot pool under the Company's name. Prior to joining the Company fleet the vessel was already operating in the Dorado pool. Dorado is a spot market pool managed by Heidmar Inc. Up to September 2009, Heidmar Inc. was owned 49% by a company associated with Mr. George Economou.  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc and hence Heidmar is deemed to be a related party. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2010, the Company made an initial advance to the pool for working capital purposes of $409. As of December 31, 2010 the Company had a receivable from the pool, including advances made to the pool for working capital purposes, of $409, included in Prepayments and $48 included in Accounts Receivable, trade, respectively, which is separately presented in the accompanying December 31, 2010 consolidated balance sheet. The revenue of M/T Delos deriving from the pool amounted to $600 for 2010 and is included in Revenues in the accompanying consolidated statements of operations. Furthermore, an amount of $30 related to off hire bunkers is included in Voyage Expenses in the accompanying consolidated statements of operations. Currently, the Company has withdrawn the M/T Delos from the Dorado Tankers Pool and is operating it in the spot market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.        Leases:

A. LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSEE

i)	Sale and Leaseback of Vessels:

The Company entered into sale and leaseback transactions in 2005 and 2006 for eighteen vessels. During 2009, the Company terminated the last five bareboat charter agreements related to these sales and leaseback transactions, which resulted to termination fees and expenses amounting to $15,391, which are included in the Lease Termination Expenses in the accompanying consolidated statements of operations The bareboat charter agreements the Company entered into in 2005 and 2006 were accounted for as operating leases and the gain on the sale was deferred and was amortized to income over the lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection).

The amortization of the deferred gain on sale and leaseback of vessels and write-off of seller's credit of $18,707, $7,799 and $0 for the years ended December 31, 2008, 2009 and 2010, respectively, is separately reflected in the accompanying consolidated statements of operations.

ii)	Operating Lease M/T Delos:

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. Additionally, the Company agreed to pay $480 together with the first hire. The bareboat charter agreement was accounted for as operating lease. Charterers have certain options by the end of the normal charter period (five years) to purchase the vessel.

During the years ended December 31, 2008, 2009 and 2010, lease payments relating to the bareboat charters of the vessels were $53,684, $10,827, and $480, respectively and are separately reflected as Charter hire expense in the accompanying consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.        Leases-(continued):

iii)	Office lease:

In January 2006, Top Tanker Management entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vassilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years. As of December 31, 2007, the monthly rent was Euro 120 or $177 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2007) adjusted annually for inflation increase plus 1%. In November 2007, the agreement was amended and the new monthly rent starting February 2008 became Euro 116 or $167 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) with all other terms remaining unchanged. In September 2010 the agreement was further amended and the new monthly rent starting then was renegotiated down to Euro 41 or $55 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) and it was agreed to revert occupancy in certain areas of the leased office space by the end of April 2011, with all other terms remaining unchanged. General and administrative expenses for the years ended December 31, 2008, 2009 and 2010 include $2,405, $2,041 and $1,653, respectively, for rent expense.

In May 2007, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The new lease agreement is valid from June 2007 and shall continue until either party shall give to the other one calendar month written notice. The new annual lease is GBP 20 or $32 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009), payable quarterly in advance. In September 2010, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The new lease agreement is valid from September 2010 and shall continue until either party shall give to the other one calendar month written notice. The new annual lease is GBP 12 or $19 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010). General and administrative expenses for the years ended December 31, 2008, 2009 and 2010 include $38, $31 and $27, respectively, for rent expense.

In November 2009, Top Ships Inc. entered into a lease agreement for office space in London. The initial agreement was signed on November 15, 2009 and it expired on November 14, 2010. The agreement was extended for another year with all terms remaining unchanged. The monthly rent is GBP 26 or $40 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010). General and administrative expenses for the year ended December 31, 2009 and 2010 include $66 and $487, for rent expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.        Leases-(continued):

iv)	Future minimum lease payments:

The Company's future minimum lease payments required to be made after December 31, 2010, related to the existing at December 31, 2010 leases are as follows:

Year ending December 31,	Operating lease M/T Delos	Office Lease	Total
2011	2,392	649	3,041
2012	2,469	649	3,118
2013	1,460	649	2,109
2014	1,368	649	2,017
2015	819	649	1,468
2016 and thereafter	-	1,514	1,514
	8,508	4,759	13,267

B. LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSOR

i)	Charter agreements:

All of the Company's time charters and bareboat charters are classified as operating leases. Revenues under operating leases are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee and collection of related revenue is reasonably assured.

As of December 31, 2010, the Company operated twelve owned vessels and one leased vessel. As of December 31, 2010, four of the vessels were operating under long-term time charters, one under spot charter and eight under bareboat charters.

Future minimum time-charter receipts, based on vessels committed to non-cancellable time and bareboat charter contracts that expire in more than one year, as of December 31, 2010, are as follows:

Year ending December 31,	Time Charter receipts
2011	60,792
2012	54,040
2013	42,535
2014	32,547
2015	31,627
2016 and thereafter	72,597
294,138

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.       Leases-(continued):

On January 11, 2010, the Company announced that it had received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day, rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement.  Furthermore, on January 26, 2011, the Company announced that it had received from the same charterer another decrease in the charter hire rate that currently stands at $9,092 per day. The Company has been examining this unilateral reduction and intends to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter.

7.       Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2009	December 31, 2010
Bunkers	-	253
Lubricants	427	347
Consumable stores	62	60
	489	660

8.       Prepayments and Other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2009	December 31, 2010
Prepaid expenses	310	295
Other receivables	2,074	1,888
	2,384	2,183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

9.	Advances for Vessels under Construction:

In October 2006, the Company entered into an agreement for the construction of six Handymax Product / Chemical tankers. The total contract price was $285,365 and was payable in five installments as follows: 15% was payable upon arrangement of the refund guarantee, 15% was payable upon commencement of steel cutting, 20% was payable upon keel laying, 20% was payable upon launching and 30% upon delivery of the vessel. The vessels' construction was partially financed from bank financing discussed in Note 12. The first installment for the six vessels of $42,807 was paid in December 2006 and January 2007. The second installment for all vessels, the third installment for five vessels and the fourth installment for two vessels in an aggregate amount of $109,229 was paid during 2008. The third installment for one vessel, the fourth installment for four vessels and the delivery installment for six vessels in an aggregate amount of $133,329, was paid during 2009. All vessels were delivered as of December 31, 2009.

The advances for vessels acquisitions / under construction as of December 31, 2008 and 2009 are analyzed as follows:

	Construction installments	Acquisitions	Capitalized interest	Capitalized costs	Total
Balance, December 31, 2008	152,036	-	6,568	1,367	159,971
- Transfer to vessel cost	(285,365)		(8,029)	(3,267)	(296,661)
- Additions	133,329		1,461	1,900	136,690
Balance, December 31, 2009	-	-	-	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

10.      Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2008	598,266	(44,375)	553,891
—Acquisitions	219,934	-	219,934
—Disposals	(371,039)	44,393	(326,646)
—Depreciation	-	(32,664)	(32,664)
Balance, December 31, 2008	447,161	(32,646)	414,515
—Acquisitions	296,661		296,661
—Depreciation		(31,585)	(31,585)
—Impairment	(56,257)	19,619	(36,638)
Balance, December 31, 2009	687,565	(44,612)	642,953
—Acquisitions	(555)		(555)
—Disposals	(15,000)	714	(14,286)
—Depreciation		(32,376)	(32,376)
Balance, December 31, 2010	672,010	(76,274)	595,736

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

10.      Vessels, net - continued:

During 2009, the Company performed the undiscounted cash flow test for all of its vessels as of December 31, 2009 and determined that the carrying amounts of these two vessels, M/T Dauntless and M/T Ioannis P were not recoverable by their undiscounted cash flows indicating impairment. The Company measured the impairment loss on the basis of vessels' fair market value determined based on a market approach. The resulting impairment charge of $36,638 for the year ended December 31, 2009 is included in Impairment on vessels, which is separately reflected in the accompanying consolidated statements of operations.

During 2010, fears of vessel oversupply and market disruptions led to high charter rate volatility in both tanker and drybulk segments and to a further decrease in vessel values. These are conditions that the Company considered to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2010 and determined that the carrying amounts of its vessels held for use were recoverable.

In September 2010, the Company entered into an agreement to sell the vessel M/T Dauntless to an unrelated third party for a consideration of $20.1 million. The vessel was delivered to its new owners on November5, 2010. A gain from the sale of $5,101 was recognized upon vessel's delivery.

11.	Fair Value Of Below Market Time Charter:

In November and December 2007 and February 2008, the Company acquired drybulk vessels M/V Bertram, M/V Amalfi and M/V Voc Gallant, respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43,259, which is reflected in Fair Value of Below Market Time Charter on the accompanying consolidated balance sheets. The liability is amortized to revenues over the remaining period of the time charter contracts on a straight-line basis. Following the sale of the M/V Bertram, on April 16, 2008, the then unamortized fair value of below market time charter of $16,140 was written-off to the loss from the sale of vessel. For the year ended December 31, 2008, 2009 and 2010, the amortization of the fair value of the time charter contracts totaled $21,795, $3,911 and $0, respectively and is included in Revenues in the accompanying consolidated statement of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.       Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower / Vessel(s)	December 31,	December 31,
	2009	2010
RBS
The Company / Dauntless, Ioannis P	50,466	26,706
HSH
Amalfi / Amalfi	22,461	20,358
Jeke / Papillon (ex VOC Gallant)	23,991	21,708
Warhol / Miss Marilena	37,907	35,572
Indiana / Tyrrhenian Wave	27,525	25,857
Britto / Britto	33,714	31,696
DVB
Banksy / Ionian Wave	32,132	22,659
Hongbo / Hongbo	25,534	28,354
Hongbo / Bridge Loan	10,374	5,328
Japan II / Astrale	27,458	26,090
ALPHA
Japan III / Cyclades	27,854	22,889
Lichtenstein / Lichtenstein	36,896	34,538
EMPORIKI
Japan I / Pepito	39,889	34,203
CAPE MANUEL SHIPPING COMPANY LIMITED
The Company	2,886	-
CONVERTIBLE LOANS
LAURASIA TRADING
The Company	-	1,878
Debt Discount		(1,213)
SANTA LUCIA HOLDINGS
The Company	-	1,877
Debt Discount		(1,123)
Total	399,087	337,377
Less-current portion	(399,087)	(337,377)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Debt-(continued):

(a) RBS:

At December 31, 2010, the Company had a revolving credit facility outstanding of $26,915, maturing in August 2013, excluding unamortized financing fees of $209, with no undrawn amount. The revolving credit facility bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.5%). The applicable interest rate as of December 31, 2010 is 2.80%.

The facility contains various covenants, including i) security value maintenance whereby the market value of the vessels and the market value of any additional security is required to be greater than or equal to 130% of the outstanding loan and the fair value of outstanding swaps, ii) adjusted net worth required to be greater than or equal to $250,000 and greater than to 35% of total assets, and iii) EBITDA required to be greater than 120% of fixed charges, iv) at any time after June 29, 2009, the group liquidity should not be less than $15,000, of which a minimum of $5,000 or $385 per group vessel should be unencumbered, v) a minimum balance of $200 to be maintained in the operating accounts and vi) add a cash sweep mechanism whereby a certain amount of cash earned by M/T Ioannis P and M/T Dauntless will be applied in the inverse order of maturity to the amount outstanding under the loan agreement.

As of November 5, 2010 an amount of $19,500 was applied in prepayment of the abovementioned loan due to the sale of vessel M/T Dauntless. The repayment schedule of the loan was adjusted accordingly.

As of December 31, 2010, the Company was not in compliance with the security value maintenance, the EBITDA and the minimum liquidity covenant.

During April 2011, the Company entered into a preliminary agreement with RBS according to which, and subject to execution of definitive documents, it will amend the current repayment schedule so that our 2011 capital repayments are reduced by $2.0 million and our 2012 capital repayments are reduced by $2.8 million. Reduced amounts from existing capital repayment schedule will be transferred to the final balloon payment of the facility in August 2013.

Upon execution of final documentation it will also amend the minimum security and financial covenants to lower levels than  the ones currently in place.

In addition, we will pledge common shares to RBS at a minimum value of $5 million. This pledge will only serve as security and will be cancelled once the facility has been repaid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.  Debt-(continued):

        (b) HSH:

As of December 31, 2010, the Company's subsidiaries had a total outstanding balance with HSH of $136,688, excluding unamortized financing fees of $1,497, under two facilities (bulker financing and product tanker financing), as follows:

Bulker Financing

Amalfi: At December 31, 2010, Amalfi had a loan outstanding of $20,508, maturing in December 2014, excluding unamortized financing fees of $150, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.5%). The applicable interest rate as of December 31, 2010 is 2.80%.

Jeke: At December 31, 2010, Jeke had a loan outstanding of $21,932, maturing in February 2015, excluding unamortized financing fees of $224,which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.5%). The applicable interest rate as of December 31, 2010 is 2.79%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and the fair value of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of the outstanding swaps. The minimum required percentage is set at 130% up to November 2011 and 135% from then on until maturity, ii) market value adjusted net worth required to be greater than or equal to $250,000 and greater than 35% of total assets, and iii) EBITDA greater than 120% of fixed charges, iv) minimum liquid funds of $25,000 or $500 per group vessel which is free of any security interest (other than a permitted security interest and other than ordinary bankers' liens which have not been enforced or become capable of being enforced) v) no dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant and vi) cross collateralization of the two facilities.

The loan, among other things, provides for the following: i) The Company to maintain a pledged amount of $6,549, which is applied against future installments of the bulker financing starting from August 2009; 50% pro rata against the 12 installments starting from August 2009, and 50% pro rata against all remaining installments of the facility including the balloon payment, starting from August 2009. This pledge, amounted to $2,957 as of December 31, 2010 and $2,884 as of April 12, 2011, respectively, ii) margin of bulker financing to be 2.50% up to March 31, 2010 and after March 31, 2010, (1) 1.00% while each of the Vessels are employed under time charter party agreements acceptable to the Agent for periods of at least twelve months and (2) 1.125% at all other times. As of the date of this annual report, due to covenant breaches, the margin continues being 2.5%. Once covenant breaches have been rectified, the margin will be reset to the loan agreement levels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.	Debt-(continued):

As of December 31, 2010, the Company was not in compliance with the asset maintenance, the EBITDA, the adjusted net worth and the minimum liquid funds covenants. The facility provides that default rate of two percent (2%) on top of the applicable rate shall apply for as long as there is an event of default. On April 1, 2011, the Company received a notice from HSH informing it of its intention to charge the default rate of 2% on top of margin, in respect of the covenant breaches. As of the date of this report the Company is in discussion with HSH to resolve the covenant breaches and avoid being charged the default rate.

Product Tanker Financing

Warhol: At December 31, 2010, Warhol had a loan outstanding of $35,945, maturing in February 2019, excluding unamortized financing fees of $373,which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.0%). The applicable interest rate as of December 31, 2010 is 2.66%.
Indiana: At December 31, 2010, Indiana had a loan outstanding of $26,226, maturing in March 2019, excluding unamortized financing fees of $369, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.0%). The applicable interest rate as of December 31, 2010 is 2.80%.
Britto: At December 31, 2010, Britto had a loan outstanding of $32,077, maturing in May 2019, excluding unamortized financing fees of $381, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.0%). The applicable interest rate as of December 31, 2010 is 2.68%.

The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. During 2010, the bank used cost of funds instead of LIBOR as this appeared in REUTERS screen at the corresponding electronic pages of KLIEM (Carl Kliem GmgH).

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and vessels and of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of outstanding swaps. The minimum required percentage is set at 120% up to October 2012 and 125% from then on until maturity, ii) market value adjusted net worth required to be greater than or equal to $250,000 and greater than or equal to 35% of total assets, and iii) EBITDA required to be greater than 120% of fixed charges, iv) minimum liquid funds of $25,000 or $500 per group vessel which is free of any security interest (other than a permitted security interest and other than ordinary bankers' liens which have not been enforced or become capable of being enforced), v) no dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

The loan, among other things, provides for the following: i) margin of Product Tanker Financing to be 2.0% up to March 31, 2010, thereafter the margin to be reduced to 1.75% until maturity of the loan while each of the vessels is employed under time charter party agreements acceptable to the lender for periods of at least twelve (12) months and 1.125% per annum at all other times. As of the date of this annual report, due to covenant breaches, the margin continues being 2.0%. Once covenant breaches have been rectified, the margin will be reset to the loan agreement levels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.      Debt-(continued):

As of December 31, 2010, the Company was not in compliance with the asset maintenance, the EBITDA, the adjusted net worth and the minimum liquid funds covenants.  The facility provides that default rate of two percent (2%) on top of the applicable rate shall apply for as long as there is an event of default. On April 1, 2011, the Company received a notice from HSH informing it of its intention to charge the default rate of 2% on top of margin, in respect of the covenant breaches. As of the date of this report the Company is in discussion with HSH to resolve the covenant breaches and avoid being charged the default rate.

(c) DVB:

As of December 31, 2010, the Company's subsidiaries had a total outstanding balance with DVB of $83,999, excluding unamortized financing fees of $1,568, under two facilities (bulker financing and product tanker financing).

Bulker Financing

 Japan II: At December 31, 2010, Japan II had a loan outstanding of $26,526, maturing in October 2015, excluding unamortized financing fees of $436, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 1.5%). The applicable interest rate as of December 31, 2010 is 2.05%.

The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. During 2010, the bank used cost of funds instead of LIBOR as this appeared in REUTERS screen at the corresponding electronic pages of KLIEM (Carl Kliem GmgH).

The facility, as amended on December 1, 2010, contains various covenants, including i) ship minimum value whereby the fair market value of the mortgaged vessels under the bulker and the product tanker financing and of any additional security is required to be greater than or equal to 105% until March 31, 2011, 110% until March 31, 2012 and 120% thereafter of the outstanding loan (excluding Top Up Loan) and the fair value of the outstanding swaps ii) minimum net asset value of $0 until 31 December 2010 and thereafter $225,000 iii) Stockholder's equity required to be greater than $180,000, and iv) minimum Free Cash of $2,500 until December 2010 and thereafter minimum cash balances of $25,000 or $500 per vessel ($250 per vessel as cash in hand may be included), v) EBITDAR/Interest Expense: minimum 1.00:1.00 until 31 December 2010 and 1.50:1.00 thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.      Debt-(continued):

The facility, among other things, provides for the following: i) a cash sweep mechanism for the period commencing after the end of April 2010 until the maturity of the loan agreement whereby 60% of any excess cash earned by the M/V Astrale will be applied in the inverse order of maturity to the amount outstanding under the loan agreement. Excess cash is defined as net earnings less: (i) aggregate operating and general and administrative expenses capped at $10,000 per day as adjusted for an annual increase of 3%, (ii) scheduled installment repayments and (iii) interest costs. The cash sweep mechanism will cease to apply in the event the ratio of the vessel's charter free fair market value over the outstanding loan is equal or greater than 140% for a period of more than 3 consecutive months, ii) cross-collateralization of the bulker facility with the tanker facility. In July 2010, the Company prepaid an amount of $74 of the loan in accordance with the cash sweep mechanism.

Certain conditions precedent of the amended loan agreement signed on December 1, 2010 relating to the assignment of security and the signing of certain undertakings between bank, owners and charterers have yet to be concluded.

As of December 31, 2010, the Company was in breach with the cross default provision of the bulker financing as a result of covenant breaches in other credit facilities.

Product Tanker Financing

Tranche A:

Tranche A-Banksy: As of December 31, 2010, Banksy had a loan outstanding of $23,200, excluding unamortized financing fees of $541, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.25%). The applicable interest rate as of December 31, 2010 is 3.11%.

Tranche A-Hongbo: As of December 31, 2010, Hongbo had a loan outstanding of $28,945, excluding unamortized financing fees of $591, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 1.55%). The applicable interest rate as of December 31, 2010 is 2.41%.

The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. During 2010, the bank used cost of funds instead of LIBOR as this appeared in REUTERS screen at the corresponding electronic pages of KLIEM (Carl Kliem GmgH).

Tranche B:  On July 31, 2009, the Company amended its $80,000 product tanker facility with DVB in order to take account of a bridge loan (Top Up Loan) of $12,512 used in the financing of the delivery installment of the M/T Hongbo. The bridge loan was payable in full on July 30, 2010. Furthermore, the facility included a cash sweep mechanism whereby 100% of the aggregate of any excess cash being hire earned by M/T Hongbo and M/T Ionian Wave above capital repayments in connection with the relevant loan tranches and interest expenses in connection with relevant tranches

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.      Debt-(continued):

and the Top Up Loan, was applied on a quarterly basis as prepayment against the outstanding Top Up Loan, starting on September 16, 2009. During 2009, the Company has prepaid a total amount of $1,313 of the Top Up Loan in accordance with the cash sweep mechanism. In March and June 2010, the Company prepaid an additional amount of $550 and $587, respectively.

On December 1, 2010 the Company has entered into an amended agreement with DVB Bank which among other changes, reassigned the distribution of the outstanding loan facility between the two vessels that were financed and cross-collateralized this facility with the Bulker facility. In addition, the Company obtained waivers for covenant breaches until the end of the year 2010 and restructured the loan relating to the acquisition of the product tankers the M/T Ionian Wave and M/T Hongbo part of which, the Top Up Loan, was due to be repaid on July 30, 2010. Pursuant to the termsheet signed ahead of this agreement, the Company made a partial repayment of $7,710 against the Top Up Loan, out of which $3,710 was funded by cash on hand and $4,000 by two unsecured bridge loan financing facilities with unrelated third parties, Laurasia Trading and Santa Lucia Holdings. Each of the two unsecured bridge loan financing facilities is in the principal amount of $2,000, has a term of twelve months and is repayable in cash or in the form of common shares of the Company (or a combination thereof) at a conversion rate of $0.40 per share, in each case at the option of the lender. As of December 31, 2010 the outstanding amount of the Top Up Loan, renamed to Tranche B, was $5,328, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.25%). The applicable interest rate as of December 31, 2010 is 3.11%.

In connection with the July 2009 amendment of the product tanker financing, the Company issued 12,512,400 common shares to Hongbo Shipping Company Limited, a wholly owned subsidiary, who pledged these shares in favor of DVB. This pledge was granted as security and must remain in an amount equal to 180% of the outstanding bridge loan, which amount will be tested at the end of each quarter. We also agreed to file a registration statement for the resale of the Hongbo Shipping shares and use our best efforts to keep the registration statement effective during the security period. Based on fair value of Company's common stock and outstanding balance of the loan measured at December 31, 2010, the Company is not required to issue and pledge any additional shares of common stock. Pursuant to the December 2010 amendment of the product tanker financing, the share pledge will be cancelled once certain conditions precedent to the effectiveness of the amendment have been met. These conditions relate to the assignment of security and the signing of certain undertakings between bank, owners and charterers.

According to the December 2010 amendment, the abovementioned cash sweep mechanism is amended so that 45% of excess cash flow from product tankers, i.e. after debt and interest payment, to be applied as a prepayment to the M/V Astrale facility as long as the ship minimum value of the M/V Astrale alone is below 125%. The cash sweep set out in such clause to also take into account the payments of principal and interest required not only under Tranche A but also under Tranche B and also payments under the Master Agreement (as defined in the Tankers Loan Agreement); and (ii) the cash sweep to start from 1 January 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Debt-(continued):

The facility, as amended on December 1, 2010, contains various financial covenants, including (i) minimum required security cover whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 115% for the first five years, up to August 2014 and 125% thereafter of the outstanding loan (excluding amounts relating to Tranche B) and the fair value of the outstanding swaps, (ii) minimum net asset value of $0 until 31 December 2010 and thereafter $225,000, calculated on an annual basis, (iii) book equity required to be greater than $180,000, (iv) minimum Free Cash of $2,500 until December 2010 and thereafter minimum cash balances of $25,000 or $500 per vessel ($250 per vessel as cash in hand may be included); and (v) EBITDAR/Interest Expense: minimum 1.00:1.00 until 31 December 2010 and 1.50:1.00 thereafter.

As of December 31, 2010, the Company was in breach with the cross default provision of the product tanker financing as a result of covenant breaches in other credit facilities.

(d) ALPHA:

As of December 31, 2010, the Company's subsidiaries had a total outstanding balance with ALPHA of $57,800, excluding unamortized financing fees of $373 under two facilities (bulker financing and product tanker financing).

Bulker Financing

Japan III: At December 31, 2010, Japan III had a loan outstanding of $23,000, maturing in December 2015, excluding unamortized financing fees of $111 , which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 3.0%). The applicable interest rate as of December 31, 2010 is 3.31%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and any additional security is required to be greater than or equal to 130% of the outstanding loan, ii) market value adjusted net worth greater than or equal to $250,000 iii) book equity (total assets less consolidated debt) required to be greater than $100,000, and iv) minimum cash balances of $25,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.      Debt-(continued):

The facility, among other things, provides for the following: i) a cash pledge of $4,000 to be maintained with the lender; this amount will be applied towards the financing in case of renegotiation or cancellation of the existing time charter agreement of M/V Cyclades. $2,000 of the pledged cash will be released on December 31, 2009 subject to the above and no other event of default. The remaining $2,000 will be released on March 31, 2010 given that: a) no renegotiation or cancellation of the existing time charter agreement will be effected until then, b) no event of default has occurred in the respective loan facility. On February 28 2011, the bank agreed to release $1,000 and to apply $3,000 as a prepayment of the product tanker facility, ii) margin of 3% up to March 31, 2010. Thereafter, the margin to be adjusted to 2.25%. As of the date of this annual report, due to covenant breaches, the margin continues being 3%, iii) cross collateralization of this facility with the product tanker facility.

As of December 31, 2010, the Company was not in compliance with the adjusted net worth and the minimum cash balance covenants. On April 5, 2011 we received waivers for the above mentioned covenant breaches for the period up to February 28, 2012 while the margin remained at 3%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.      Debt-(continued):

 Product Tanker Financing

Lichtenstein: At December 31, 2010, Lichtenstein had a loan outstanding of $34,800, maturing in February 2019, excluding unamortized financing fees of $262, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 3%). The applicable interest rate as of December 31, 2010 is 3.31%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and any additional security is required to be greater than or equal to 130% of the outstanding loan, ii) market value adjusted net worth required to be greater than or equal to $250,000 iii) book equity (total assets less consolidated debt) required to be greater than $100,000, and iv) minimum cash balances of $25,000.

The facility, among other things, provides for the following: i) margin from of 3% up to March 31, 2010. Thereafter, the margin would be adjusted to 2.25%. As of the date of this annual report, due to covenant breaches, the margin continues being 3%, ii) cross collateralization of this facility with the bulker facility.

As of December 31, 2010, the Company was not in compliance with the asset maintenance, the adjusted net worth and the minimum cash balance covenants. On April 5, 2011 we received waivers for the above mentioned covenant breaches for the period up to February 28, 2012 while the margin remained at 3%.

On February 28, 2011, $3,000 was prepaid from a cash pledge held with Alpha Bank and discussed under the bulker financing.

(e)  EMPORIKI:

At December 31, 2010, Japan I had a loan outstanding of $34,275, maturing in March 2015, excluding unamortized financing fees of $72, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.5%). The applicable interest rate as of December 31, 2010 is 2.80%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and of any additional security is required to be greater than or equal to 125% of the outstanding loan ad swap, ii) leverage ratio (total liabilities divided by total assets adjusted for fair market values of vessels) required to be less than 75% iii) Interest cover ratio of no less than 2.5 times, iv) minimum cash balances of no less than the aggregate of next 6 months of senior debt principal payments and v) maintenance in the earnings account including retention account of average monthly balances of $1,000.

The facility, among other things, provides for the following: i) waiver of the minimum security requirement up to June 30, 2011 and, ii) waiver of the maximum leverage ratio up to June 30, 2011,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.	Debt-(continued):

iii) increase in margin from 1.75% to 2.5% from April 1, 2010 until June 30, 2011 and to 1.75% thereafter.

As of December 31, 2010, the Company was not in compliance with the asset maintenance, the minimum leverage ratio and the minimum liquid funds covenants, for which it has received waivers until June 30, 2011.

   Other loans

Cape Manuel Credit Facility:

On July 27, 2009, the Company entered into an unsecured bridge loan financing facility with an unrelated party. The purpose of this loan was to provide working capital financing due to the temporary liquidity shortage experienced following the termination of the leases and the delivery of six newbuilding vessels during 2009. The loan was of a principal amount of Euro 2,500 or $3,059 (based on the U.S. Dollar/Euro exchange rate as of June 30, 2010), had a term of three months and carried a margin of 9.0% per annum. On July 29, 2009 an amount of Euro 1,000 or $1,223 (based on the U.S. Dollar/Euro exchange rate as of June 30, 2010) was drawn down.  On September 24, 2009 an amount of Euro 1,000 or $1,223 (based on the U.S. Dollar/Euro exchange rate as of June 30, 2010) was draw down. On April 15, 2010, the Company repaid the first advance of Euro 1,000 or $1,364 (based on the U.S. Dollar/Euro exchange rate as of April 15, 2010) along with all accrued interest and finance costs by then. The repayment of the second drawdown along with all accrued interest and finance costs from April 15, 2010 was repaid on October 29, 2010. As of December 31, 2010 the Company had no loan outstanding.

Laurasia Trading Ltd Credit Facility:

On August 6, 2010, the Company entered into an unsecured bridge loan financing facility with an unrelated party for $2,000. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010. The loan bears an interest of 6.0% per annum. The Company has undertaken to repay the loan by August 17, 2011 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be paid in cash by the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40, meaning that a full repayment by means of shares will result in a transfer of 5 million shares to Laurasia Trading Ltd. However the number of shares cannot exceed 15% of the Company's total number of outstanding shares due to anti-takeover provisions in the Stockholder Rights Agreement, unless the board specifically agrees to allow a shareholder to exceed such limit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.	Debt-(continued):

Since our stock price was above the debt conversion price of $0.40 on August 6, 2010, the conversion feature contains a beneficial share settlement option and in accordance with Codifications topic 470-20 "Debt with Conversion and Other Options" the Company has calculated the beneficial conversion feature to be $2,000 at the time of issuance. We recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital. The total interest expense related to the facility in our Consolidated Statement of Operations for the year ended December 31, 2010 was $833 of which $787 is non-cash amortization of the debt discount and $46 is the contractual interest at an interest rate of 6% per year. As of December 31, 2010 the unamortized debt discount was $1,213.

On February 15, 2011 the Company entered into an amendment of the initial facility which provides for a new repayment, specifically, February 15, 2012, with no other change to the terms of the debt or the conversion feature.

On that same date, the Company also entered into a new unsecured bridge loan facility for $2,000. The loan will be repaid  by February 15, 2012 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be payable in cash at the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40. The total shareholding of Laurasia, resulting from both facilities, cannot exceed 15% of total number of company outstanding shares due to anti-takeover provisions in our Stockholder Rights Agreement unless the board specifically agrees to allow a shareholder to exceed such limit. The loan bears an interest of 8.0% per annum.

Santa Lucia Holdings Ltd Credit Facility:

On August 16, 2010, the Company entered into an unsecured bridge loan financing facility with an unrelated party for $2,000. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010. The loan bears an interest of 6.0% per annum. The Company has undertaken to repay the loan by August 18, 2011 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be paid in cash by the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40, meaning that a full repayment by means of shares will result in a transfer of 5 million shares to Santa Lucia Holdings Ltd.

Since our stock price was above the debt conversion price of $0.40 on August 16, 2010, the conversion feature contains a beneficial share settlement option and in accordance with Codifications topic 470-20 "Debt with Conversion and Other Options" we  have calculated the beneficial conversion feature to be $1,800 million at the time of issuance. We recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital. The total interest expense related to the facility in our Consolidated Statement of Operations for the year ended December 31, 2010 was $722 of which $677 is non-cash amortization of the debt discount and $45 is the contractual interest at an interest rate of 6% per year. As of December 31, 2010 the unamortized debt discount was $1,123.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.	Debt-(continued):

Loans Securities: All secured loans are secured as follows:

•     Mortgages over the Company's vessels;
•     Assignments of insurance and earnings of the mortgaged vessels;
•     Corporate guarantee of TOP Ships Inc;
•     Pledge over the earnings accounts of the vessels.

Debt Covenants:

As of December 31, 2010, the Company was in breach of loan covenants relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, the asset cover with certain banks, as well cross-default covenants with all banks. As a result of these covenant breaches with all the banks, the Company has classified again all its debt and financial instruments as current.

Interest Expense: Interest expense for the years ended December 31, 2008, 2009 and 2010, amounted to $18,270, $11,009 and $11,241 respectively and is included in interest and finance costs in the accompanying consolidated statements of operations (Note 18).

Financing Costs: The additions in deferred financing costs amounted to $3,219 and $696 during the years ended December, 31 2009 and 2010. For 2009 this figure is mainly due to obtaining loan covenant waivers.

The weighted average interest rates, as of December 31 2009 and 2010, excluding all swaps, were 2.84% and 2.83%, respectively.

Scheduled Principal Repayments: The annual principal payments required to be made after December 31, 2010, are as follows:

Year ending December 31,	Amount
2010	343,678
Excluding unamortized financing fees	(3,965)
339,713

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
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

14.      Common Stock and Additional Paid-In Capital:

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

The Company continued its repurchase program until February 3, 2009. During the first two months of 2009 the Company repurchased an amount of 358,601 shares from the open market. As a result, the Company's common stock and additional paid-in capital were reduced by $4 and $728 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

14.      Common Stock and Additional Paid-In Capital – (continued):

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
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

In the event the Participant's employment with the Company terminates for any reason before the end of the vesting period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. Dividends earned during the vesting period will not be returned to the Company, even if the unvested shares are ultimately forfeited. As these Shares granted to other than the CEO Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

15.      Stock Incentive Plan – (continued):

The following table presents grants pursuant to the Plan's issuance from 2007 onwards:

Grant Date	Number of Shares	Issued to	Vesting Period (according to the way stock based compensation is expensed)
July 11, 2007	213,333	113,333 to 6 Directors and 100,000 to 2 Officers and Employees	proportionately over a period of 4 years
January 22, 2008	197,560	2 Officers and Employees	proportionately over a period of 4 years
July 1, 2008	500,000	CEO	on the grant date
September 2, 2008	2,666	Officer	proportionately over a period of 6 months
September 2, 2008	2,666	Officer	proportionately over a period of 6 months
September 2, 2008	10,000	Employee	proportionately over a period of 3 years
September 2, 2008	375,000	Non-Executive Directors	proportionately over a period of 5 years
September 4, 2008	1,472,438	CEO	In the event of change of control
October 21, 2009	30,326	Officer	on the grant date
December 21, 2009	300,000	New Non-Executive Directors	proportionately over a period of 5 years
December 21, 2009	500,000	CEO	on the grant date
December 21, 2009	300,000	CFO	100,000 will vest immediately and the rest proportionately over a period of 2 years
October 29, 2010	58,824	Officer	on the grant date
October 29, 2010	249,990	Officer	15 equal monthly installments (1st vesting on the grant date)
October 29, 2010	499,995	Officer	15 equal monthly installments (1st vesting on the grant date)
December 2, 2010	500,000	CEO	on the grant date

All share amounts have been adjusted for the 1:3 reverse stock split effected on March 20, 2008.

A summary of the status of the Company's non-vested shares as of December 31, 2010 and movement during the year ended December 31, 2010, is presented below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

15.      Stock Incentive Plan – (continued):

Non-vested Shares		Weighted average grant date fair value
As of January 1, 2010	2,241,109	$4.85
Granted	1,308,809	0.74
Vested	(931,974)	1.85
Forfeited	(2,832)	12.45
As of December 31, 2010	2,615,112	$3.85

The compensation expense recognized in the years ended December 31, 2008, 2009 and 2010 was $5,116, $3,467 and $2,024 and is included in General and administrative expenses in the consolidated statements of operations. As of December 31, 2010, the total unrecognized compensation cost related to non-vested share awards is $1,722, which is expected to be recognized by December 31, 2014.

The total fair value of shares vested during the years ended December 31, 2008, 2009 and 2010 was $3,770, $1,115 and $807 respectively.

The Company estimates the future forfeitures of non-vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

No dividends were paid in the years ended December 31, 2008, 2009 and 2010.

16.       Earnings (loss) Per Common Share:

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

On January 1, 2009, the Company adopted the requirements of the guidance related to Earnings per share, which clarifies that non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share. This standard was applied retroactively to all periods presented. Non-vested, participating shares did not impact basic and diluted loss per share for the periods ended December 31, 2009 due to losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

16.      Earnings (loss) Per Common Share – (continued):

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

The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Year Ended December 31,
	2008	2009	2010
Net (loss) income	$25,639	$(50,196)	$2,513
Less: Undistributed earnings allocated to non-vested shares	$(912)	$-	$(177)
Net (loss) income available to common shareholders	$24,727	$(50,196)	$2,336
Weighted average common shares outstanding, basic	25,445,031	28,230,585	30,752,779
Weighted average common shares outstanding, diluted	25,445,031	28,230,585	30,777,413
(Loss) income per common share, basic and diluted	$0.97	$(1.78)	$0.08

For the years ended December 31 2008, 2009 and 2010, 2,077,264, 2,241,109 and 2,615,112 shares respectively, which constitute the number of non-vested shares as at the end of each year, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

17.       Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are as follows:

Voyage Expenses	Year Ended December 31,
	2008	2009	2010
Port charges	5,377	24	(59)
Bunkers	23,877	(12)	700
Commissions	9,402	3,360	1,827
Total	38,656	3,372	2,468

Vessel Operating Expenses	Year Ended December 31,
	2008	2009	2010
Crew wages and related costs	26,673	11,439	6,624
Insurance	7,210	3,021	2,087
Repairs and maintenance	19,791	4,323	1,219
Spares and consumable stores	13,294	4,832	2,862
Taxes (Note 19)	146	124	61
Total	67,114	23,739	12,853

18.       Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

Interest and Finance Costs	Year Ended December 31,
	2008	2009	2010
Interest on debt (Note 12)	22,143	12,470	11,241
Less: Capitalized interest (Note 9)	(3,873)	(1,461)	-
Interest on capital leases	1,219	-	-
Commitment fees	392	153	-
Bank charges	752	382	124
Amortization and write-off of financing fees	5,131	2,425	1,947
Amortization of debt discount	-	-	1,464
Total	25,764	13,969	14,776

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

19.       Income Taxes – (continued):

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

20.     Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of loans, accounts payable due to suppliers, interest rate swap agreements and an interest rate derivative product.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

20.      Financial Instruments – (continued):

c)
Fair value: The carrying values of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The Company considers its creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method   taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The estimated fair values of the Company's derivatives, seen below, equal carrying values.

	Notional Amount	Start Date	End Date	Interest Rate Payable	Fair Value-Liability
SWAP	December 31, 2010				December 31, 2009	December 31, 2010

1	$8,654	December 12, 2008	January 31, 2011	4.80%	$(444)	$(53)
2	$8,654	December 12, 2008	January 31, 2011	4.80%	$(444)	$(53)
3	$8,654	December 12, 2008	January 31, 2011	4.80%	$(444)	$(53)
4	$10,000	September 30, 2006	June 28, 2013	4.23%	$(907)	$(828)
5	$10,000	September 30, 2006	June 28, 2013	4.11%	$(869)	$(799)
6	$10,000	July 3, 2006	June 30, 2013	4.76%	$(1,090)	$(1,072)
7	$10,332	March 27, 2008	March 27, 2013	4.60%	$(620)	$(725)
8	$6,153	March 27, 2008	March 27, 2013	4.60%	$(320)	$(415)
9	$20,000	May 15, 2008	June 30, 2015	10.85%	$(5,975)	$(4,950)
10	$11,599	July 15, 2008	February 2, 2015	5.55%	$(1,316)	$(1,966)
11	$14,356	June 28, 2010	December 24, 2014	4.73%	$(921)	$(1,528)
12	$30,586	March 19, 2009	March 16, 2012	2.095%	$(453)	$(496)
					$13,083	$(12,938)

SWAPS Nr 1, 2 and 3 expired in January 31, 2011.

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

20.      Financial Instruments – (continued):

ranges in current LIBOR rates. As of December 31, 2010, the Company's outstanding interest rate swaps had a combined notional amount of $148,988.

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

As of December 31, 2010, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated financial statements.

The following table summarizes the valuation of our financial instruments as of December 31, 2010:

		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$12,938	-	$12,938	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

20.     Financial Instruments – (continued):

The following table summarizes the valuation of the Company's assets measured at fair value on a non-recurring basis as of December, 31, 2009:

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

The impairment tests the Company conducted as of December 31, 2010, showed that there are no impairment indications, since the carrying amounts of our long-lived assets are recoverable from their undiscounted cash flows. Hence, the Company is not required to write down any long-lived assets to their fair values.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

20. Financial Instruments – (continued):

	Liability Derivatives
	December 31, 2009		December 31, 2010
Derivatives not designated as hedging instruments
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities – Current portion of financial instruments	$13,803	Current liabilities – Current portion of financial instruments	$12,938
Total Derivatives not designated as hedging instruments		$13,803		$12,938

		Amount of (Loss) or Gain Recognized in Statement of Operations

Derivative Instruments not designated as hedging instruments	Location of (Loss) or Gain recognized in Income on Derivative	December 31, 2008	December 31, 2009	December 31, 2010
Interest rate swaps	(Loss) / gain on financial instruments	$16,326	$(2,635)	$(865)
Interest rate derivative product	(Loss) / gain on financial instruments	$(5,676)	-
Total (Loss) / Gain on Derivatives		$10,650	$(2,635)	$(865)

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Balance Sheets
December 31, 2009 and 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2009	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents		-
Due from subsidiaries	330,109	294,634
Due from related parties-central	-	(1,313)
Other current assets	248	341
Total current assets	330,357	293,662
NON CURRENT ASSETS
Investments in subsidiaries	328,826	314,766
Restricted cash	473	421
Other non-current assets	99	239
Total non-current assets	329,398	315,426
Total assets	659,755	609,088

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of debt	53,351	28,125
Due to subsidiaries	354,121	321,591
Current portion of financial instruments	2,866	2,699
Other current liabilities	2,166	1,191
Total current liabilities	412,504	353,606

NON CURRENT LIABILITIES
Other non-current liabilities	55	-
Total non-current liabilities	55	0

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock $0.01 par value; 1,000,000,000 shares authorized
32,894,696 and 34,200,673 shares issued and outstanding at December 31, 2009 and 2010	311	322
Additional paid-in capital	276,305	282,118
Accumulated other comprehensive income	88	37
Accumulated deficit	(29,508)	(26,995)
Total stockholders' equity	247,196	255,482
Total liabilities and stockholders' equity	659,755	609,088

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2008	2009	2010
EXPENSES
General and administrative expenses	14,365	12,910	11,591
Foreign currency gains, net	(96)	(17)	(49)
Operating loss	(14,269)	(12,893)	(11,542)
OTHER (EXPENSES) / INCOME
Interest and finance costs	(6,896)	(2,457)	(3,301)
Loss / (gain) on financial instruments	(3,701)	1,439	(1,058)
Interest income	1,252	148	1
Other, net	-	46	-
Total Other (expenses), net	(9,345)	(824)	(4,358)
Equity in earnings / (loss) of subsidiaries	49,253	(36,479)	18,413
Net Income / (loss)	25,639	(50,196)	2,513

Earnings / (loss) per common share, basic and diluted	0.97	(1.78)	0.08

Weighted average common shares outstanding, basic	25,445,031	28,230,585	30,752,779

Weighted average common shares outstanding, diluted	25,445,031	28,230,585	30,777,413

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. Dollars)

	December 31,
	2008	2009	2010
Net cash (used in) / provided by Operating Activities	(77,474)	(11,006)	3,921

Cash flows from Investing Activities
Return of investment from subsidiaries	243,531	-	19,473
Investment in subsidiaries	(64,213)	(32,181)
Decrease in Restricted cash	10,000	4,608	52
Acquisition of fixed assets	(112)	-	(177)
Net cash provided by / (used in) Investing Activities	189,206	(27,573)	19,348
Cash flows from Financing Activities
Proceeds from debt	30,000	2,886	-
Proceeds from convertible debt			4,000
Principal payments of debt	(164,994)	(10,149)	(26,747)
Issuance of common stock, net of issuance costs	50,601	2,569	27
Repurchase and cancellation of common stock	(733)	(732)	-
Financial instrument termination payments	-	(5,000)
Payment of financing costs	-	(149)	(708)
Net cash (used in) Financing Activities	(85,126)	(10,575)	(23,428)
Effect of exchange rate changes on cash			159
Net increase / (decrease) in cash and cash equivalents	26,606	(49,154)	(159)
Cash and cash equivalents at beginning of year	22,548	49,154	0
Cash and cash equivalents at end of year	49,154	0	0

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

The Parent Company's subsidiaries made the following distributions to the Parent Company during the years ended December 31, 2008, 2009 and 2010:

Return on Investment	96,774	1,549	5,992
Return of Investment	243,531		19,473
Total Return from subsidiaries	340,305	1,549	25,465

The Parent Company is a borrower under the RBS, the Laurasia and the Santa Lucia facilities and guarantor under the remaining loans outstanding at December 31, 2010. Refer to Note 12 to the consolidated financial statements.

The principal payments required to be made after December 31, 2010 for these are as follows:

Year ending December 31, 2011	28,579
Less financing fees	(454)
28,125

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $151,571 and $167,461 as of December 31, 2009 and 2010, respectively.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: April 12, 2011	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis
President, Chief Executive Officer, and Director

SK 23116 0006 1187124 v2