Form 20-F
period 2012-12-31
TOP SHIPS INC.
filed 2013-05-01
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, 17,147,534 shares of Common Stock, par value $0.01 per share, were outstanding.

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

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                      KEY INFORMATION

Unless the context otherwise requires, as used in this report, the terms "Company," "we," "us," and "our" refer to Top Ships Inc. and all of its subsidiaries, and "Top Ships Inc." refer only to Top Ships Inc. and not to its subsidiaries. We use the term deadweight ton or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Throughout this annual report, the conversion from Euros to U.S. dollars is based on the U.S. dollar/Euro exchange rate of 1.3197 as of December 31, 2012, unless otherwise specified.

A.            Selected Financial Data

The following table sets forth our selected historical consolidated financial data and other operating data for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, an independent registered public accounting firm.

As of December 31, 2012, we declassified the M/V Evian as held for sale and reclassified it as held for use and determined not to discontinue our drybulk operations. Since tankers and dry bulk carriers have similar economic characteristics, we determined that in 2012 our vessels operated under one segment.  Hence the revenues and expenses for all drybulk vessels have been reclassified to continuing operations for all years presented in the consolidated financial statements.

	Year Ended December 31,
U.S. Dollars in thousands, except per share data	2008	2009	2010	2011	2012
STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)
Revenues	257,380	107,979	90,875	79,723	31,428
Other Income	-	-	-	872	-

Voyage expenses	38,656	3,372	2,468	7,743	1,023
Charter hire expense	53,684	10,827	480	2,380	-
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(18,707)	(7,799)	-	-	-
Lease termination expense	-	15,391	-	5,750	-
Vessel operating expenses	67,114	23,739	12,853	10,368	814
Dry-docking costs	10,036	4,602	4,103	1,327	-
Management fees-third parties	1,159	419	159	439	-
Management fees-related parties	-	-	3,131	5,730	2,345
General and administrative expenses	30,229	23,416	18,142	15,364	7,078
(Loss)/Gain on sale of vessels	(19,178)	-	(5,101)	62,543	-
Vessel Depreciation	32,664	31,585	32,376	25,327	11,458
Impairment on vessels	-	36,638	-	114,674	61,484

Operating income (loss)	61,723	(34,211)	22,264	(171,050)	(52,774)

Interest and finance costs	(25,764)	(13,969)	(14,776)	(16,283)	(9,345)
Loss on financial instruments	(12,024)	(2,081)	(5,057)	(1,793)	(447)
Interest income	1,831	235	136	95	175
Other (expense) income, net	(127)	(170)	(54)	(81)	(1,593)

Net (loss) income	25,639	(50,196)	2,513	(189,112)	(63,984)
Other Comprehensive income / (loss)	20	64	(51)	-	-
Comprehensive income / (loss)	25,659	(50,132)	2,462	(189,112)	(63,984)
(Loss) earnings per share, basic and diluted	$10.08	$(17.78)	$0.82	$(29.99)	$(3.77)
Weighted average common shares outstanding, basic	2,544,503	2,823,059	3,075,278	6,304,679	16,989,585
Weighted average common shares outstanding, diluted	2,544,503	2,823,059	3,077,741	6,304,679	16,989,585

	Year Ended December 31,
U.S. dollars in thousands, except fleet data and average daily results	2008	2009	2010	2011	2012
BALANCE SHEET DATA
Current assets	57,088	3,787	3,420	14,866	26,735
Total assets	698,375	675,149	622,091	296,373	211,415
Current liabilities, including current portion of long-term debt	386,934	427,953	366,609	219,690	193,630
Total debt	342,479	399,087	337,377	193,749	172,619
Common Stock	283	311	322	171	172
Stockholders' equity	292,051	247,196	255,482	76,684	13,079

FLEET DATA
Total number of vessels at end of period	12.0	13.0	13.0	7.0	7.0
Average number of vessels(1)	18.8	13.7	13.1	11.7	7.0
Total calendar days for fleet(2)	6,875	5,008	4,781	4,281	2,562
Total available days for fleet(3)	6,610	4,813	4,686	4,218	2,546
Total operating days for fleet(4)	6,099	4,775	4,676	4,180	2,544
Total time charter days for fleet	4,729	2,841	2,076	1,109	124
Total bareboat charter days for fleet	335	1,934	2,555	2,551	2,420
Total spot market days for fleet	1,035	-	45	520	0
Fleet utilization(5)	92.30%	99.20%	99.80%	99,1%	99,92%

AVERAGE DAILY RESULTS
Time charter equivalent(6)	$35,862	$21,907	$18,907	$17,220	$11,951
Vessel operating expenses(7)	$9,762	$4,740	$2,688	$2,422	$318
General and administrative expenses(8)	$4,397	$4,676	$3,795	$3,589	$2,763

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

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.

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

The following table reflects reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and calculation of the TCE rate (all amounts are expressed in thousands of U.S. dollars, except for total operating days and average daily time charter equivalent amounts).

U.S. dollars in thousands, except for total operating days and average daily time charter equivalent	2008	2009	2010	2011	2012
On a consolidated basis
Revenues	$257,380	$107,979	$90,875	$79,723	$31,428
Less:
Voyage expenses	(38,656)	(3,372)	(2,468)	(7,743)	(1,023)

Time charter equivalent revenues	$218,724	$104,607	$88,407	$71,980	$30,405

Total operating days	6,099	4,775	4,676	4,180	2,544
Average Daily Time Charter Equivalent (TCE)	$35,862	$21,907	$18,907	$17,220	$11,951

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

The Baltic Drybulk Index, or BDI, is a U.S. dollar daily average of charter rates that takes into account input from brokers around the world regarding fixtures for various routes, dry cargoes and various drybulk vessel sizes and is issued by the London-based Baltic Exchange (an organization providing maritime market information for the trading and settlement of physical and derivative contracts). The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded a 25-year record low of 647 in 2012.  The decline in charter rates was due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports and vessel oversupply. The decline in charter rates in the drybulk market affected the earnings,  the value and, following periodic impairment reviews, the carrying value of our drybulk vessels. As a result, this decline negatively affected asset values, cash flows and liquidity and hence compliance with the covenants contained in our loan agreements. While the BDI has since increased to 885 as of April 18, 2013, there can be no assurance that the drybulk charter market will increase further, and the market could decline.

The Baltic Dirty Tanker Index, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and tanker vessel sizes, declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%. The index rose to 1,216 on January 15, 2010, but has since dropped again to 632 as of April 18, 2012.  The Baltic Clean Tanker Index fell from 1,509 points as of June 19, 2008, to 345 points as of April 4, 2009. The index rose to 908 as of December 23, 2011, but has since dropped again to 623 as of April 18, 2012. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that OPEC and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. During 2009 and 2010, the above-mentioned factors affecting the Baltic Dirty and Clean Tanker Indices partially subsided, allowing for the modest recovery of rates and a stabilization of tanker vessel values; however, tanker vessel oversupply has suppressed any increase in rates or values due to increases in crude oil or oil product demand.

A further decline in charter rates could have a material adverse effect on our business, financial condition and results of operations. If the charter rates in the tanker and drybulk market decline from their current levels, our future earnings may be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our loan agreements.

The international tanker and drybulk industries are both cyclical and volatile and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, our vessel values and our results of operations.

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

We currently employ our tankers and drybulk carrier on long-term bareboat charters.  As a result, we are not exposed to charter rate volatility.

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

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels. Factors affecting the supply and demand for our vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in tanker and drybulk industry conditions are also unpredictable. Factors that influence demand for tanker and drybulk vessel capacity include:

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

●	environmental and other legal and regulatory developments;

●	currency exchange rates;

●	weather, natural disasters and other acts of God, including hurricanes and typhoons;

●	competition from alternative sources of energy and for other shipping companies and other modes of transportation; and

●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of ocean-going vessel capacity include:

●	the number of newbuilding deliveries;

●	current and expected purchase orders for vessels;

●	the scrapping rate of older vessels;

●	vessel freight rates;

●	the price of steel and vessel equipment;

●	technological advances in the design and capacity of vessels;

●	potential conversion of vessels to alternative use;

●	changes in environmental and other regulations that may limit the useful lives of vessels;

●	port or canal congestion;

●	the number of vessels that are out of service at a given time; and

●	changes in global crude oil and drybulk commodity production.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Cyprus, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and for drybulk cargoes and consequently for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

If economic conditions throughout the world do not improve, it will impede our operations.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets.  Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile.  Since 2008, lending by financial institutions worldwide has remained at very low levels compared to the period proceeding 2008.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. As a result, continued economic slowdown in the Asia Pacific region, especially in Japan and China, may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects.  Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased to approximately 7.8% for the year ended December 31, 2012, as compared to approximately 9.2% for the year ended December 31, 2011, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospectus, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

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

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although insurance covers certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

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

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships or delay or re-routing, which may also subject us to litigation. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.

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

If we sell any vessel at a time when vessel prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount we evaluate the asset for a potential impairment adjustment and may be required to write down the carrying amount of the vessel in our financial statements and incur a loss and a reduction in earnings, if the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment of Vessels."

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

The United States is expected to overtake Saudi Arabia as the world's top oil producer by 2017, according to an annual long-term report by the International Energy Agency ("IEA"). The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. According to the IEA report a continued fall in U.S. oil imports is expected with North America becoming a net oil exporter by around 2030. In recent years, the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005 and is expected to fall to around 39% in 2013 as a result of lower consumption and the substantial increase in domestic crude oil production. A slowdown in oil imports to the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called "eco type" vessel designs, which offer substantial bunkers savings as compared to older designs. Increased demand for and supply of eco-type vessels could reduce demand for our tankers and expose us to lower vessel utilization and/or decreased charter rates and vessel values.

The product tanker newbuilding order book as of December 2012 is estimated at 215 vessels or 11.6% of the current product tanker fleet, according to industry sources. The majority of these orders are based on new vessel designs, which purport to offer between 15-30% in bunker savings compared to older designs, which include our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to our vessels. As the supply of such "eco type" vessel increases and if charterers prefer such vessels over our vessels, this may reduce demand for our vessels, reduce the value of our vessels, impair our ability to recharter our vessels at competitive rates when their current charters expire and have a material adverse effect on our cash flows and operations.

An over-supply of drybulk carrier and/or tanker capacity may lead to reductions in charter hire rates and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels.  The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order as of December 31, 2012, was estimated by market sources to be approximately 20% of the existing global drybulk fleet, with the majority of deliveries expected during 2013 to 2014, although available data with regard to cancellations of existing newbuilding orders or delays of newbuilding deliveries are not always accurate.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil and petroleum products, as well as strong overall economic growth in part of the world economy, including Asia. As of December 31, 2012, newbuilding orders have been placed for an aggregate of approximately 12% of the existing global tanker fleet with the bulk of deliveries expected during 2013 to 2014.

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

Given current market conditions, we seek to deploy our vessels on time and bareboat charters in a manner that will help us achieve a steady flow of earnings. As of the date of this annual report, all our vessels are contractually committed to bareboat charters. Although these period charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, our vessels committed to period charters may not be available for spot voyages during an upturn in the tanker or drybulk industry cycle, as the case may be, when spot voyages might be more profitable. If we cannot continue to employ our vessels on profitable time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer if rates achieved are not sufficient to cover respective vessel operating and financial expenses.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business, reputation and the market for our common stock.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Due to the nature of our business and the evolving nature of the foregoing sanctions and embargo laws and regulations, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

World events could adversely affect our results of operations and financial condition.

The continuing conflicts and recent developments in Korea, the Middle East, including Egypt, and North Africa, including Libya, and the presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms unfavorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Currently fuel prices are near historical highs, however fuel may become even more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Currently, all our vessels are under period employment whereby the fuel cost is borne by the charterer.

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

Our loan agreements require that we comply with certain financial and other covenants. As a result of the drop in our drybulk and tanker asset values, as of December 31, 2012, we were in breach of covenants relating to vessel values such as asset cover ratio, adjusted net worth, net asset value and with covenants relating to book equity, EBITDA and overall cash position (minimum liquidity covenants) with certain banks.  As a result of these covenant breaches and due to cross default provisions contained in all our bank facilities, we were in breach of all of our loan facilities.  We are currently in discussions with our banks in relation to these covenant breaches.

A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, our lenders may accelerate our indebtedness and foreclose their liens on our vessels, in which case our vessels may be auctioned or otherwise transferred which would impair our ability to continue to conduct our business. As a result of these breaches, our total indebtedness of $172.6 million, which after excluding unamortized financing fees of $2.4 million amounts to $175.0 million, and financial instruments of $5.8 million are presented within current liabilities in the accompanying December 31, 2012 consolidated balance sheet. The amounts of long-term debt and financial instruments that have been reclassified and presented together with current liabilities amount to $152.0 million and $3.1 million, respectively.

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

Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

To finance our fleet expansion program, we incurred secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2012, we had total indebtedness of $172.6 million, which after excluding unamortized financing fees of $2.4 million amounts to $175.0 million, and a ratio of indebtedness to total capital of approximately 93.0%. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of, our indebtedness. Our substantial debt could also have other significant consequences. For example, it could:

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

As of December 31, 2012, we have five interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities. During the year ended December 31, 2012, the change in fair value of our interest rate swaps was an unrealized gain of $2.7 million. Our hedging strategies, however, may not always be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

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

We have historically derived a significant part of our revenue from a small number of charterers. In 2012, approximately 89% of our revenue derived from three charterers. These three charterers, Daelim H&L Co. Ltd, United Arab Chemical Carriers, Ltd and Perseveranza Di Navigatione S.p.a provided 51%, 21% and 17% of our revenues in 2012, respectively. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc., or Central Mare which we refer to as our Fleet Manager, a related party controlled by the family of our Chief Executive Officer, and we have entered into agreements with our Fleet Manager for the provision of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Alexandros Tsirikos, our Executive Vice President, Chairman and Director, Vangelis Ikonomou, and our Chief Technical Officer, Demetris Souroullas. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Our Fleet Manager employs 6 people, all of whom are shore-based. In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

In April 2013, we received a notice from the charterer of the M/T Miss Marilena that it has unilaterally reduced the daily rate payable to us from $14,400 to $10,000 for one year, beginning in April 2013, in violation of our charter agreement.  We are examining our options for recovery of the amounts contractually owed to us.  Although we intend to enforce our right to payment under the charter, we may not be able to recover these amounts, which would have an adverse effect on our cash flows.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet has an average age of approximately 4.7 years. As our fleet ages, operating and other costs will increase. In the case of bareboat charters, operating costs are borne by the bareboat charterer.  Due to improvements in engine technology, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible as well as limitations and exclusions which may nevertheless increase our costs or lower our revenue.

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

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the U.S. is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. Although we have qualified for this statutory exemption in previous taxable years and have taken this position for U.S. federal income tax return reporting purposes and we expect to qualify for the 2012 taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of our common stock, owned in the aggregate 50% or more of the vote and value of such stock, and "qualified shareholders" as defined by the Treasury regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of common stock to preclude the shares in that closely-held block that are not so owned from representing 50% or more of the value of our common stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

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

For our 2012 taxable year, we believe that at least 50% of the average value of our assets consisted of vessels which are bareboat chartered and at least 75% of our gross income was derived from vessels on bareboat charter.  Therefore, we expect to be treated as a PFIC for our 2012 taxable year.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation– U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares.  See "Taxation —U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders as a result of our status as a PFIC.  In addition, as a result of being treated as a PFIC for the 2012 taxable year, any dividends paid by us during 2012 and 2013 will not be eligible to be treated as "qualified dividend income," which would otherwise be eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

Fluctuations in exchange rates could affect our results of operations because we generate a portion of our expenses in currencies other than U.S. dollars.

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly Euros. During 2012, approximately 22% of our expenses were in Euros and approximately 2% were in currencies other than the U.S. dollar or Euro. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular, the Euro. Should the Euro appreciate relative to the U.S. dollar in future periods, our expenses will increase in U.S. dollar terms, thereby decreasing our net income. We have not hedged these risks and therefore our operating results could suffer as a result.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor's performance of audits of SEC registrants and our auditor's quality controls. The PCAOB issued its report which can be found on the PCAOB website. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

RISKS RELATED TO OUR COMMON SHARES

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder's investment.

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq National Market, now the Nasdaq Global Select Market, which we refer to as Nasdaq. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2012, the closing price of our common shares experienced a high of $3.84 on February 22, 2012 and a low of $0.88 on December 11, 2012. On August 21, 2012, we received a notification of deficiency from Nasdaq stating that market value of our publicly-held shares fell below certain minimum requirements for listing on the Nasdaq Global Select Market, with a grace period of 180 calendar days to regain compliance. Nasdaq has since notified us that we regained compliance within the applicable grace period. In addition, because the market price of our common shares has dropped below $5.00 per share, brokers generally prohibit shareholders from using such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. Furthermore, if the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our common shares, regardless of our operating performance.

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

Our common shares and warrants began trading in July of 2004 on the Nasdaq National Market, and our common shares currently trade on the Nasdaq Global Select Market; however, an active and liquid public market for our common shares may not continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. As noted above, on August 21, 2012, we received a notification of deficiency from Nasdaq stating that market value of our publicly-held shares fell below certain minimum requirements for listing on the Nasdaq Global Select Market, with a grace period of 180 calendar days to regain compliance. Nasdaq has since notified us that we regained compliance within the applicable grace period.

Further, lack of trading volume in our stock may affect investors' ability to sell their shares.  Our common shares have been experiencing low daily trading volumes in the market. As a result, an investor may be unable to sell all of such investor's shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.

Certain existing stockholders, who hold approximately 58.3% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

As of the day of this report, Sovereign Holdings Inc., or Sovereign, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, owns, directly or indirectly, approximately 58.3% of the outstanding shares of our common stock. Due to the number of shares it owns, Sovereign has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Future issuances or sales, or the potential for future issuances or sales, of our common shares may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

We have issued a significant number of our common shares and we anticipate that we will continue to do so in the future. Shares to be issued in relation to a future follow-on offering could cause the market price of our common shares to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

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

Our executive management team consists of our President and Chief Executive Officer, Evangelos Pistiolis, our Chief Financial Officer, Alexandros Tsirikos, our Executive Vice President, Vangelis Ikonomou, and our Chief Technical Officer, Demetris Souroullas. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Our Fleet Manager is a related party controlled by the family of our Chief Executive Officer. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager's services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

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

We have subcontracted the day-to-day technical and commercial management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Manager. Our contracts with our Fleet Manager have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination. Our Fleet Manager will provide similar services for vessels owned by other shipping companies, and it may provide similar services to companies with which our Fleet Manager is affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager's performance of its obligations to us, on the one hand, and our Fleet Manager's performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

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

On November 21, 2011, we sold the M/T Ioannis P, which resulted in a gain of approximately $2.6 million.

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

On May 23, 2012, we entered into a bareboat agreement to charter out the M/V Evian through December 15, 2014 at a daily rate of $7,000.

On August 21, 2012, we received a notification from Nasdaq stating that because the market value of our publicly held shares for the previous 30 consecutive business days was below the minimum $5 million requirement for continued listing on the Nasdaq Global Select Market, we were not in compliance with Nasdaq Listing Rule 5450(b)(1)(C). The applicable grace period to regain compliance was 180 calendar days from the date of the notice.  Nasdaq has since notified us that we regained compliance within the applicable grace period.

As of December 31, 2012 and December 31, 2011, our fleet consisted of seven owned vessels, including six Handymax tankers and one Supramax drybulk vessel, with total carrying capacity of 0.35 million dwt.

On January 1, 2013 we entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 is divided into two tranches; "Tranche A" ($4.5 million) that will bear interest of 3% plus Libor and "Tranche B" ($0.8 million) that will not bear interest. This agreement provides for the repayment of Tranche A and Tranche B up to 2017.

On March 27, 2013, we entered into an agreement with an unrelated third party to sell the M/T UACC Sila for a contracted price of $26 million.  The vessel was delivered to its new owners on April 30, 2013 and its respective debt was fully repaid.

On April 15, 2013, we received a notice from the charterer of the M/T Miss Marilena that it has unilaterally reduced the daily rate payable to us from $14,400 to $10,000 for one year, beginning in April 2013, in violation of our charter agreement. We are examining our options for recovery of the amounts contractually owed to us and intend to enforce our right to payment under the charter.

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

Our vessels are currently employed on bareboat charters. Of our fleet, 85% by dwt are sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

During 2006, we ordered six newbuilding product/chemical tankers from SPP Shipbuilding Co., Ltd. in the Republic of Korea in order to modernize our tanker fleet. All of these tankers were delivered to us during 2009.

In 2007, we diversified our fleet portfolio by acquiring drybulk vessels, beginning with the acquisition of six drybulk vessels, five of which we subsequently sold.

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

Our Fleet

The following table presents our fleet list and employment as of the date of this annual report:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate
Tanker Vessels

Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
UACC Sila*	50,000	2009	Bareboat Charter	Q1-2/2018	$9,000
UACC Shams	50,000	2009	Bareboat Charter	Q1-2/2018	$9,000
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550

Total Tanker dwt	300,000

Drybulk Vessel

Evian (ex Papillon)	51,200	2002	Bareboat Charter	Q4/2014	$7,000
Total Drybulk dwt	51,200

TOTAL DWT	351,200

*As of December 31, 2012 we have classified the M/T UACC Sila as held for sale

Management of the Fleet

Our Fleet Manager, Central Mare, a related party controlled by the family of our Chief Executive Officer, performs all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to management agreements concluded between Central Mare and Top Ships, as well as between Central Mare and our vessel-owning subsidiaries.

Central Mare—Letter Agreement and Management Agreements

Pursuant to a letter agreement concluded between Central Mare and Top Ships, or the Letter Agreement, as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries, we pay a management fee of Euro 689.6 or approximately $910 per day per vessel that is employed under a time or voyage charter and a management fee of Euro 265.2 or approximately $350 per day per vessel that is employed under a bareboat charter. In addition, the management agreements provide for payment to Central Mare of: (i) a fee of Euro 106.1 or approximately $140 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 530.5 or approximately $700 per day for superintendent visits; (iii) a chartering commission of 0.75% on all existing (as of July 1, 2010) freight, hire and demurrage revenues; (iv) a chartering commission of 1.25% on all new (concluded after July 1, 2010) freight, hire and demurrage revenues; (v) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; (vi) a quarterly fee of Euro 100,000 or approximately $131,970 for the services rendered in relation to our maintenance of proper books and records; (vii) a quarterly fee of Euro 25,000 or $32,993 for services in relation to our financial reporting requirements under SEC and Nasdaq rules and regulations; (viii) a commission of 0.2% on derivative agreements and loan financing or refinancing; (ix) a newbuilding supervision fee of Euro 424,360 or approximately $560,028  per newbuilding vessel and (x) an annual fee of Euro 10,609 or approximately $14,001 per vessel, for the provision of information-system related services.

Central Mare also provides commercial operations and freight collection services in exchange for a fee of Euro 95.5 or approximately $126 per day per vessel. Central Mare provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% of the total insurance premiums. Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 159.7 or approximately $211 per person per eight-hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on our behalf will be reimbursed to Central Mare at cost.

These agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination.

Pursuant to the terms of the management agreements, all fees payable to Central Mare are adjusted upwards 3% per annum on each anniversary date of the agreement. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

The Letter Agreement was amended on January 1, 2012 to reduce management fees paid by us to Central Mare by approximately 35% for the services rendered in relation to our maintenance of proper books and records and for services in relation to our financial reporting requirements under SEC and Nasdaq rules and regulations. The letter agreement was amended again on January 1, 2013 resulting in a decrease in the variable management fees to $250 per vessel per day that will include operational, technical and commercial functions, services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to our maintenance of proper books and records, services in relation to our financial reporting requirements under SEC and Nasdaq rules and regulations, the provision of information-system related services, commercial operations and freight collection services, with all other terms remaining unchanged.

Crewing and Employees

As of the date of this annual report, our employees include our executive officers and one administrative employee whose services are provided by an agreement through Central Mare. In addition, Central Mare is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

The International Shipping Industry

The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India. The drybulk trade is influenced by the underlying demand for the drybulk commodities, which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine drybulk transportation services.

Shipping demand, measured in tonne-miles, is a product of (a) the amount of cargo transported in ocean going vessels, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the tonne-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert vessels from normal trading patterns, as well as by inter-regional trading activity created by commodity supply and demand imbalances. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. The Baltic Dirty Tanker Index has modestly risen, after a steep decline that started in mid-2008, and high volatility throughout 2009, 2010 and 2011. The Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%, but has since modestly risen to 632 as of April 18, 2013. The Baltic Clean Tanker Index fell from 1,509 as of June 19, 2008, to 345 as of April 4, 2009, but has modestly risen to 623 as of April 18, 2013. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that OPEC, and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. During 2010, 2011 and 2012, the above factors affecting the Baltic Dirty and Clean Tanker Indices subsided, allowing for the mild recovery of charter rates. According to the International Energy Agency, or the IEA, demand for oil and petroleum products was stronger in 2012, with the global oil product demand rising to 89.8 million barrels per day, compared to 88.9 million barrels per day in 2011.

The IEA expects 2013 oil demand to grow by 0.9% to 906 million barrels per day.  However, throughout 2012, vessel oversupply has put pressure on charter rates and the respective Baltic Tanker indices.

The price of crude oil reached historical highs in the summer of 2008 but declined sharply thereafter as a result of the deterioration in the world economy, the collapse of financial markets, declining oil demand and bearish market sentiment. During 2009, 2010, 2011 and 2012, oil prices started rising again amidst a growing demand for oil, leading to a price of approximately $88.40 per barrel as of April 18, 2013.

Environmental and Other Regulations

Governmental laws and regulations significantly affect the ownership and operation of our vessels. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.

A variety of government, quasi-governmental, and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited, to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

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

Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs"). As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs as will the applicable areas of United States Caribbean Sea, effective January 1, 2014. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships. It makes the Energy Efficiency Design Index (EEDI) apply to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life  or personal injury claim and a property claim against ship owners.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. Vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard's for each of our vessels as required to have one.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

Through our P&I Club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 VGP to replace the current VGP upon its expiration on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP is expected to contain numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. In 2009, the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships into U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013 two new sets of mandatory requirements to address greenhouse gas emissions from ships, which were adopted by MEPC in July 2011, entered into force. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 is expected to come into force on August 20, 2013. MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code").

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

•
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

Risk of Loss and Liability Insurance Generally

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel for oil pollution accidents in the United States Exclusive Economic Zone, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery, marine interests and war risk insurance, which includes the risk of actual or constructive total loss, general average, particular average, salvage, salvage charges, sue and labor, damage received in collision or contact with fixed or floating objects for all of the vessels in our fleet. In 2009, the vessels in our fleet were each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident, for the non-bareboat vessels in our fleet. In 2010, deductibles changed to include an additional machinery deductible of $100,000 per vessel per incident for the non-bareboat vessels in our fleet. In 2011, the Hull and Machinery deductibles were adjusted to $100,000 per vessel per incident and remain so to this date. For the vessels that are under bareboat charters, the charterer is responsible for arranging and paying for all insurances that may be required.

Loss of Hire Insurance

 We did not opt to cover any vessel for loss of hire for 2011 and 2012 and the mortgagee bank for the bareboat chartered-out vessels M/T UACC Sila and M/T Hongbo agreed to waive their mortgage covenant to have Loss of Hire Insurance renewed for these vessels.

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

Customers

Our customers include national, regional and international companies. We have historically derived a significant part of our revenue from a small number of charterers. In 2012, approximately 89% of our revenue derived from three charterers, Daelim H&L Co. Ltd., United Arab Chemical Carriers, Ltd and Perseveranza Di Navigatione S.p.a, which respectively provided 51%, 21% and 17% of our revenues. In 2011, approximately 57.5% of our revenue derived from four charterers, Cosco Quingdao, Daelim H&L Co. Ltd.,  Daeyang Shipping and Harren & Partner Maritime Services GmbH, which respectively provided 12.3%, 20.2%, 13.4% and 11.6% of our revenues. We strategically monitor developments in the tanker and drybulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions.

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

C.            Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. We own our vessels through wholly-owned subsidiaries that are incorporated in the Marshall Islands or other jurisdictions generally acceptable to lenders in the shipping industry. Our significant wholly-owned subsidiaries as of December 31, 2012 are listed in Exhibit 8.1 to this Annual Report on Form 20-F.

D.            Property, Plants and Equipment

For a list of our fleet, please see "Item 4. Information on the Company—B. Business Overview —Our Fleet" above.

We do not own any real property.

We lease office space in Athens, Greece, located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece at a yearly rent of $0.04 million. The amounts of yearly rent stated in this paragraph are based on the relevant exchange rate on December 31, 2012.

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

Segments and Continuing Operations

Following the acquisition of five drybulk vessels in 2007, we reported our income in two segments, the tanker segment and the drybulk segment.  In 2011, we sold four of our drybulk vessels and held the fifth drybulk vessel for sale, the M/V Evian. As a result, we determined that as of December 31, 2011, our drybulk segment should be reflected as discontinued operations. During 2012, we entered into a bareboat agreement to charter-out the M/V Evian through December 15, 2014 at a rate of $7,000 per day and decided to change the plan of sale of the M/V Evian.  As of December 31, 2012, we reclassified the M/V Evian as held for use.  As a result, the Dry bulk business was reclassified to continuing operations for all periods presented.  In evaluating the ongoing business operations, the Company determined that since tankers and dry bulk carriers have similar economic characteristics and since there is only one dry bulk vessel left, and as the chief operating decision maker reviews operating results solely by revenue per day and operating results of the fleet, we concluded that in 2012 we operated under one segment.

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

Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage and operating costs are paid by the charterer. During 2009, we took delivery of six newbuilding product tankers all of which are on bareboat charters for a period between seven and eight years. Furthermore in May 2012 we entered into a bareboat charter for our drybulk carrier for a period of 2.5 years.

As of the date of this annual report all our vessels are on bareboat charters. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

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

Charter Hire Expenses

Charter hire expenses include lease payments for vessels we charter-in. In October 2010, we entered into a bareboat charter-in agreement for the M/T Delos that required us to make lease payments through September 2015, however, in October 15, 2011, we terminated the bareboat charter for the M/T Delos and redelivered the vessel to its owners.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and value added tax, or VAT, and other miscellaneous expenses for vessels that we own or lease under our operating leases. We analyze vessel operating expenses on a U.S. dollar/day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

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

Management Fees—Related Parties

Since July 1, 2010, Central Mare, a related party controlled by the family of our Chief Executive Officer, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, except for the M/T Delos, pursuant to a Letter Agreement concluded between Central Mare and us as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries.  In 2010, we outsourced technical management and crewing of the M/T Delos to TMS Tankers and outsourced operational monitoring of the vessel to Central Mare, a related party, under agreements effective from October 1, 2010.  In June 1, 2011, we transferred the full management of the M/T Delos to International Ship Management, a related party, up to the date of the vessel's lease termination on October 15, 2011. For further information please see "Item 4. Information on the Company—B. Business Overview—Management of the Fleet."

General and Administrative Expenses

Our general and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our Chief Executive Officer, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer as well as certain administrative employees. For further information please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties."

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

During 2010, 2011 and 2012, we did not acquire any vessels with existing time charter arrangements.

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	charter rates and periods of charter hire for our tanker and drybulk vessels;

•	utilization of our tanker and drybulk vessels (earnings efficiency);

•	levels of our tanker and drybulk vessels' operating expenses and dry-docking costs;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The following table depicts changes in the results of operations for 2012 compared to 2011 and 2011 compared to 2010.

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10		YE12 v YE11
	($ in thousands)			$	%	$	%
Voyage Revenues	90,875	79,723	31,428	(11,152)	-12.3%	(50,460)	-63.3%
Other Income	-	872	-	872	-	(872)	-100.0
Voyage expenses	2,468	7,743	1,023	5,275	213.7%	(6,720)	-86.8%
Charter hire expense	480	2,380	-	1,900	395.8%	(2,380)	-100.0%
Lease termination expense	-	5,750	-	5,750	-	(5,750)	-100.0%
Vessel operating expenses	12,853	10,368	814	(2,485)	-19.3%	(9,554)	-92.1%
Dry-docking costs	4,103	1,327	-	(2,776)	-67.7%	(1,327)	-100.0%
Depreciation	32,376	25,327	11,458	(7,049)	-21.8%	(13,869)	-54.8%
Management fees-third parties	159	439	-	280	176.1%	(439)	-100.0%
Management fees-related parties	3,131	5,730	2,345	2,599	83.0%	(3,385)	-59.1
General and administrative expenses	18,142	15,364	7,078	(2,778)	-15.3%	(8,286)	-53.9%
(Loss)/Gain on sale of vessels	(5,101)	62,543	-	67,644	-1326.1%	(62,543)	-100.0
Impairment on vessels	-	114,674	61,484	114,674	100%	(53,190)	-46.4%
Expenses	68,611	251,645	84,202	183,034	266.8%	(167,443)	-66.5%
Operating income (loss)	22,264	(171,050)	(52,774)	(193,314)	-868.3%	116,111	-67.9%
Interest and finance costs	(14,776)	(16,283)	(9,345)	(1,507)	10.2%	6,938	-42.6%
Loss on financial instruments	(5,057)	(1,793)	(447)	3,264	-64.5%	1,346	-75.1%
Interest income	136	95	175	(41)	-30.1%	80	84.2%
Other, net	(54)	(81)	(1,593)	(27)	50.0%	653	-806.2%
Total other expenses, net	(19,751)	(18,062)	(11,210)	1,689	-8.6%	9,017	-49.9%
Net income (loss)	2,513	(189,112)	(63,984)	(191,625)	-7625.3%	125,128	-66.2%

The table below presents the key measures for each of the years 2010, 2011 and 2012. Please see "Item 3. Key Information—A. Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10	YE12 v YE11
	($ in thousands)%				%
FLEET**
Total number of vessels at end of period	13.0	7.0	7.0	-46.2%	0.0%
Average number of vessels	13.1	11.7	7.0	-10.5%	-40.3%
Total operating days for fleet under spot charters	45	520	0	100.0%	-100.0%
Total operating days for fleet under time charters	2,076	1,109	124	-46.6%	-88.8%
Total operating days for fleet under bareboat charters	2,555	2,551	2,420	-0.2%	-5.1%
Average TCE ($/day)	18,907	17,220	11,951	-8.9%	-30.6%
** Includes a bareboat chartered-in vessel (M/T Delos) from October 2010 to October 2011.

Year on Year Comparison of Operating Results

1. Voyage Revenues

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10		YE12 v YE11
	($ in thousands)			$	%	$	%
Revenues	90,875	79,723	31,428	(11,152)	-12.3%	(48,295)	-60.6%

2012 vs. 2011

During 2012, revenues decreased by $48.3 million, or 60.6%, compared to 2011. This is due to the absence of revenue from the M/V Amalfi that was sold in August 2011, which contributed to the revenue decrease by $3.3 million, the absence of revenue from the M/V Astrale that was sold in July 2011, which contributed to the revenue decrease by $3.5 million, the absence of revenue from the M/V Cyclades that was sold in November 2011, which contributed to the revenue decrease by $13.4 million, the absence of revenue from the M/T Ioannis P. that was sold in November 2011, which contributed to the revenue decrease by $8.0 million, the absence of revenue  from the M/V Pepito that was sold in December 2011, which contributed to the revenue decrease by $9.7 million, the absence of revenue from the M/T Delos the charter of which was terminated in October 2011, which contributed to the revenue decrease by $5.1 million, and due to the absence of revenue from the M/V Evian due to early termination of its charter in January 2012 and the rechartering of the vessel at a significantly lower rate, which contributed to the revenue decrease by $6.3 million. These decreases in revenue were partially offset by the collection in 2012 of a demurrage related claim of $0.4 million for the M/T Timeless (the vessel's lease was terminated in 2008) and the fact that the M/T UACC Sila and the M/T UACC Shams were re-chartered in April and May 2011, respectively, with a higher rate that led to an increase of revenue in 2012 of $0.3 million and $0.3 million, respectively.

2011 vs. 2010

During 2011, revenues decreased by $11.2 million, or 12.3%, compared to 2010. This decrease is due to the reduced employment of M/V Amalfi that was sold in August 2011, which contributed to the revenue decrease by $1.4 million, the reduced employment of the M/V Astrale that was sold in July 2011, which contributed to the revenue decrease by $2.4 million, the reduced employment of the M/V Cyclades that was sold in November 2011 in conjunction with its re-chartering in April 2011 at a much lower rate, both of which contributed to the revenue decrease by $4.1 million, the reduction of the hire rate of M/V Pepito from September 2011 up to its sale in December 2011, which contributed to the revenue decrease by $4.7 million, the absence of revenue from the M/T Dauntless, which was sold in November 2010, which contributed to the revenue decrease by $3.7 million and finally by the application in 2011 of new reduced daily rates for the M/T UACC Sila and the M/T UACC Shams, which led to a decrease in revenue of $0.4 million and $0.4 million, respectively. These decreases in revenue were partially offset by the fact that the M/T Delos was employed for 9.5 months in 2011 compared to three months in 2010, which led to an increase in 2011 revenue of $4.5 million. Furthermore, the M/T Ioannis P generated $1.4 million more revenue in 2011 mainly due to an increase in demurrage income of $1.8 million.

2. Other Income

In 2011, we recognized $0.9 million of other income, relating to income from the sale of lubricants and bunkers to the new charterers of the M/T UACC Sila and M/T UACC Shams.

Expenses

1.	Voyage expenses

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10		YE12 v YE11
	($ in thousands)			$	%	$	%
Voyage Expenses	2,468	7,743	1,023	5,275	213.7%	(6,720)	-86.8%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

2012 vs. 2011

During 2012, voyage expenses decreased by $6.7 million, or 86.8%, compared to 2011 mainly as a result of the absence of expenses from the M/T Ioannis P. that was sold in November 2011, which contributed to the voyage expenses decrease by $4.2 million, and the absence of expenses from the M/T Delos, the charter of which was terminated in October 2011, which contributed to the voyage expenses decrease by $2.0 million and the absence of expenses from the M/V Cyclades that was sold in November 2011, which contributed to the voyage expenses decrease by $0.6 million.

2011 vs. 2010

During 2011, voyage expenses increased by $5.3 million, or 213.7%, compared to 2010 mainly as a result of the employment of the M/T Ioannis P for 10 months in the spot market in 2011 compared to 1.5 months in 2010, resulting in an increase in voyage expenses of $3.6 million, and the employment of the M/T Delos for 9.5 months in the spot market in 2011 compared to 3 months in 2010, which resulted in an increase in voyage expenses of $2.0 million. These increases in voyage expenses were partially offset by a gain resulting from the sale of bunkers due to the sale of M/V Astrale in 2011, resulting in a decrease in voyage expenses of $0.4million.

2.	Charter hire expenses

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10			YE12 v YE11
	($ in thousands)			$		%	$		%
Charter Hire	480	2,380	-		1,900	395.8%		(2,380)	-100%

2012 vs. 2011

During 2012, we did not charter-in any vessels, and accordingly, we did not have any charter hire expenses.

2011 vs. 2010

During 2011, charter hire expenses increased by $1.9 million, or 395.8%, compared to 2010. This is due to the fact that we chartered-in the M/T Delos for 9.5 months in 2011 compared to three months in 2010.

3.	Lease termination expense
2012 vs. 2011

In 2012, we did not incur any lease termination expenses.

2011 vs. 2010

In 2011, we terminated the bareboat charter for the M/T Delos and redelivered the vessel to its owners. The termination agreement provided for the payment of an early termination fee of $5.75 million.

4.	Vessel operating expenses

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10			YE12 v YE11
	($ in thousands)			$		%	$		%
Vessel Operating Expenses	12,853	10,368	814		(2,485)	-19.3%		(9,554)	-92.1%

2012 vs. 2011

During 2012, vessel operating expenses decreased by $9.6 million, or 92.1%, compared to 2011 due to the fact that in 2012 we only had one vessel, the M/V Evian on time charter for five months and all of our other vessels, including the M/V Evian, after May 2012 were on bareboat charter and incurred minimal operating expenses, mainly relating to insurance and inspections.

2011 vs. 2010

During 2011, vessel operating expenses decreased by $2.5 million, or 19.3%, compared to 2010 mainly due to the following factors: (i) the M/T Dauntless was sold in November 2010 resulting in a decrease in operating expenses of $2.6 million, (ii) we had negative operating expenses of $0.9 million for the M/T Priceless in 2011 due to the collection of an operating expense related claim in our favor from 2008, (iii) the M/V Astrale was sold in July 2011 resulting in a decrease in operating expenses of $0.6 million, (iv) the M/V Amalfi was sold in August 2011 resulting in a decrease in operating expenses of $0.5 million, (v) the M/V Cyclades was sold in November 2011 resulting in a decrease in operating expenses of $0.5 million and (vi) an operating expense related claim against us of $0.3 million in 2010 for the M/T Vanguard. This was partially offset by an increase in operating expenses of $1.9 million as a result of the employment of the M/T Delos for 9.5 months in 2011 compared to 3 months in 2010, by an increase in operating expenses of $0.5 million as a result of by a negative charge in operating expenses in 2010 for the M/V Pepito resulting from the collection of an operating expense related claim in our favor from 2009 and by a negative charge of $0.5 million of operating expenses in 2010 for the M/T Faultless resulting from the collection of an operating expense related claim in our favor from 2007.

5.	Dry-docking costs

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10			YE12 v YE11
	($ in thousands)			$		%	$		%
Dry-docking Costs	4,103	1,327	-		(2,776)	-67.7%		(1,327)	-100.0%

2012 vs. 2011

During 2012, none of our vessels underwent any dry-docking and we did not incur any dry-docking costs.

2011 vs. 2010

During 2011, dry-docking costs decreased by $2.8 million, or 67.7%, compared to 2011 due to the fact that during 2010 M/V Amalfi, M/V Astrale and M/V Cyclades underwent dry-docking, resulting in dry-docking costs of $1.0 million, $1.5 million and $1.6 million, respectively. In 2011 only M/V Pepito underwent dry-docking resulting in dry-docking costs of $1.3 million.

6.	Vessel depreciation

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10			YE12 v YE11
	($ in thousands)			$		%	$		%
Vessel Depreciation	32,376	25,327	11,458		(7,049)	-21.8%		(13,869)	-54.8%

2012 vs. 2011

During 2012, vessel depreciation decreased by $13.9 million, or 54.8%, compared to 2011. This is due to the employment of M/V Amalfi up to its sale in August 2011, which resulted in a depreciation expense of $1.6 million, the employment of the M/V Astrale up to its sale in July 2011, which resulted in a depreciation expense of $2.1, the employment of the M/V Cyclades up to its sale in November 2011, which resulted in a depreciation expense of $2.8 million, the employment of the M/T Ioannis P. up to its sale in November 2011, which resulted in a depreciation expense of $1.0 million, the employment of the M/V Pepito up to its sale in December 2011, which resulted in a depreciation expense of $4.0 million and finally due to the fact that M/V Evian was depreciated in 2011 but not in 2012 since it was classified as held for sale resulting in a difference of $2.4 million.

2011 vs. 2010

During 2011, vessel depreciation decreased by $7.0 million, or 21.8%, compared to 2010. This is due to the sale of the M/V Amalfi in August 2011, which decreased depreciation expense by $1.6 million, the sale of the M/V Astrale in July 2011, which decreased depreciation expense by $2.1, the sale of the M/V Cyclades in November 2011, which decreased depreciation expense by $1.4 million, the sale of the M/T Ioannis P. in November 2011, which decreased depreciation expense by $0.2 million, the impairment of M/V Evian in June 2011 that reduced the carrying value of the vessel, resulting in decreased depreciation expense of $1.0 million and finally the fact that in 2010 we employed M/T Dauntless up to its sale in November, resulting in a depreciation expense of $0.7 million.

7.	Management fees—third parties

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10			YE12 v YE11
	($ in thousands)			$		%	$		%
Management fees—third parties	159	439	-		280	176.1%		(439)	-100%

2012 vs. 2011

During 2012, we did not employ third party sub-managers, and accordingly, we did not incur any sub-manager management fees.

2011 vs. 2010

During 2011, sub-manager fees increased by $0.3 million, or 176.1%, compared to 2010 due to the reclassification in 2011 of TMS Tankers, the sub-manager of the M/T Delos until June 1, 2011, as an unrelated party manager, while in 2010 TMS Tankers was considered a related party.

8.	Management fees—related parties
In 2010, our Management fees for related parties included management fees paid to Central Mare and TMS Tankers. In 2011, TMS Tankers was reclassified as an unrelated party due to a decrease in the percentage of shares of our common stock held by affiliates of TMS Tankers.  Fees paid to TMS Tankers are not included in Management fees—related parties, while fees paid to International Ship Management for the management of the M/T Delos are included in Management Fees—related parties. Please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties."

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10			YE12 v YE11
	($ in thousands)			$		%	$		%
Management fees—related parties	3,131	5,730	2,345		2,599	83.0%		(3,385)	-59.1%

2012 vs. 2011

During 2012, management fees for related parties decreased by $3.4 million or 59.1% compared to 2011. This is due to the reduced vessel-related management fees due to the sale of M/V Amalfi in August 2011, which contributed to the management fees decrease by $0.3 million, the reduced vessel-related management fees due to the sale of M/V Astrale in July 2011, which contributed to the management fees decrease by $0.3 million, the reduced vessel-related management fees due to the sale of M/V Cyclades in November 2011, which contributed to the management fees decrease by $0.4 million, the reduced vessel-related management fees due to the sale of M/T Ioannis P. in November 2011, which contributed to the management fees decrease by $0.4 million, the reduced vessel-related management fees due to the sale of M/V Pepito in December 2011, which contributed to the management fees decrease by $0.5 million, the reduced vessel-related management fees due to the termination of M/T Delos charter in October 2011, which contributed to the management fees decrease by $0.3 million, and finally due to the reduction in the non-vessel related accounting and reporting fees in 2011 fixed management fees, which contributed to the management fees decrease by $1.2 million.

2011 vs. 2010

During 2011, management fees for related parties increased by $2.6 million or 83.0% compared to 2010 mainly due to the fact that our vessels were under Central Mares' management for the entire year in 2011 (except in the case of vessels sold in 2011) as opposed to six months in 2010, resulting in an increase of $1.6 million for 2011. The same applied to the accounting and reporting fees that accrued for the entire year in 2011 as opposed to six months in 2010 resulting in an increase of $1.0 million for 2011.

9.	General and administrative expenses

General and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our Chief Executive Officer, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer, and certain administrative employees. For further information, please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties."

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10			YE11 v YE10
	($ in thousands)			$		%	$		%
General and Administrative Expenses	18,142	15,364	7,078		(2,778)	-15.3%		(8,286)	-53.9%

2012 vs. 2011

During 2012, our general and administrative expenses decreased by $8.3 million, or 53.9%, compared to 2011. This decrease is mainly due to a reduction in manager and employee related expenses of $2.3 million as a result of our management's effort to contain costs. Also, during 2012, bonuses decreased by $1.4 million, stock-based compensation expense decreased by $1.0 million, mainly due to the fact that most of our award plans granted to our senior management and directors matured and were not renewed. Additionally, travelling expenses decreased by $0.8 million, depreciation of other fixed assets (non-vessels) decreased by $0.8 million, due to the acceleration of leasehold improvements depreciation in our Athens office (see F. Tabular Disclosure of Contractual Obligations—Operating Leases), legal and consulting fees decreased by $0.7, rent expense decreased by $0.6 million and, other general and administrative expenses decreased by $0.5 million and audit fees decreased by $0.2 million.

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

10.	(Loss)/ Gain on sale of vessels

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10			YE12 v YE11
	($ in thousands)			$		%	$		%
(Loss)/Gain on sale of vessels	(5,101)	62,543	-		67,644	-1326.1%		(62,543)	-100%

During 2012, we did not sell any vessels.

During 2011, we recognized a gain of $2.6 million from the sale of the M/T Ioannis P, a loss of $40.0 million from the sale of the M/V Cyclades and a loss of $25.1 million from the sale of the M/V Pepito.

During 2010, we recognized a gain of $5.1 million from the sale of the M/T Dauntless.

11.	Impairment on vessels

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10			YE12 v YE11
	($ in thousands)			$		%	$		%
Impairment on vessels	-	114,674	61,484		114,674	100.0%		(53,190)	-46.4%

During 2012, we classified the M/T UACC Sila as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an impairment charge of $17.0 million. Furthermore, in December 2012, we tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and their probability-weighted undiscounted expected cash flows were determined to be lower than the vessels carrying values. Consequently, we wrote the vessels down to their fair values and recognized an impairment charge of $46.6. The impairment charge was partially offset by a write-up of $2.1 million for the M/V Evian, due to our reclassification of the M/V Evian as held for use in December 2012 and our measurement of the vessel at its fair value (see Note 17 to our consolidated financial statements included herein).

During 2011, we sold the M/V Amalfi and the M/V Astrale and recognized an impairment charge of $29.6 million and $40.0 million, respectively. Furthermore, in June 2011, we tested the M/V Evian for impairment and we determined that its probability-weighted undiscounted expected cash flows were lower than the vessel's carrying value and consequently we wrote the vessel down to its fair value less costs to sell and recognized an impairment charge of $32.1 million. Finally, in December 2011 we classified the M/V Evian as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an additional impairment charge of $13 million.

During 2010, we did not recognize an impairment loss.

12.	Interest and Finance Costs

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10			YE12 v YE11
	($ in thousands)			$		%	$		%
Interest and finance costs	(14,776)	(16,283)	(9,345)		(1,507)	10.2%		6,938	-42.6%

2012 vs. 2011

During 2012, interest and finance costs decreased by $6.9 million, or 42.6% compared to 2011. The decrease is mainly due to a $3.6 million decrease in amortization of the debt discount relating to convertible loans (in 2012 we terminated the conversion feature of our Laurasia facilities), a $2.8 million decrease in interest expense mainly due to the reduction of debt outstanding due to the reduction of our fleet in 2011 and a $0.8 million decrease in amortization of finance fees. This was offset by a $0.3 million increase in other financing costs.

2011 vs. 2010

During 2011, interest and finance costs increased by $1.5 million, or 10.2% compared to 2010. The increase is mainly due to an increase of $2.5 million in amortization of the debt discount relating to convertible loans (in 2011 we recognized the largest portion of the $5.8 million debt discount of the Santa Lucia and Laurasia facilities) and a $0.3 million increase in amortization of finance fees. This was offset by a $1.2 million decrease in interest expense mainly due to the reduction of debt outstanding due to the sale of five of our vessels in 2011 and a $0.1 million reduction in other financing costs.

13.	Loss on financial instruments

	Year Ended December 31,			Change
	2010	2011	2012	YE11 v YE10			YE12 v YE11
	($ in thousands)			$		%	$		%
Loss on Financial Instruments	(5,057)	(1,793)	(447)		3,264	-64.5%		1,346	-75.1%

2012 vs. 2011

During 2012, fair value loss on financial instruments decreased by $1.3 million, mainly due to the reduction in the time to maturity of all of our swaps and also due to the reduction in our total notional exposure as we terminated one swap with HSH Nordbank AG, or HSH, in August 2011, in connection with the sale of M/V Amalfi, we terminated two swaps with RBS in November 2011, in connection with the sale of M/T Ioannis P., and one DVB swap matured in March 2012.

2011 vs. 2010

During 2011, fair value loss on financial instruments decreased by $3.3 million, due to the improvement in expectations for future LIBOR rates that had a positive effect on our swap valuations, due to the reduction in the time to maturity of all our swaps and also due to the decrease in our total notional exposure, as our three HSH swaps matured in January 2011, we terminated one swap with HSH in August 2011, in connection with the sale of M/V Amalfi and we terminated two swaps with RBS in November 2011, in connection with the sale of M/T Ioannis P. Please see "Item 11—Quantitative and Qualitative Disclosures About Market Risk" for further information.

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

As of December 31, 2012, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $172.6 million, which after excluding unamortized financing fees of $2.4 million, amounts to $175.0 million, maturing from 2013 through 2019.

As of December 31, 2012, our cash balances amounted to $5.5 million, all of which is classified as restricted cash. Of this amount, $4.4 million is inaccessible to the Company as a result of being pledged, blocked or held as cash collateral. The remaining $1.1 million is restricted solely as a result of our overall cash position not meeting the targets set by the loan covenants and we are permitted to use these funds for working capital purposes.

Breach of Loan Covenants

As of December 31, 2012, we were in breach of loan covenants relating to vessel values, such as asset cover ratio, adjusted net worth and net asset value, and with covenants relating to book equity, EBITDA and overall cash position (minimum liquidity covenants) with certain banks. As a result of these covenant breaches and due to cross default provisions contained in all our bank facilities, we were in breach of all of our loan facilities and have classified all of our debt and financial instruments as current, as discussed in Note 9 to our consolidated financial statements included in this annual report. See also below under "Working Capital Requirements and Sources of Capital."

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

For details of credit facilities as of December 31, 2012 and discussion regarding waivers see "F. Tabular Disclosure of Contractual Obligations—Debt Facilities."

Working Capital Requirements and Sources of Capital

As of December 31, 2012, we had a working capital deficit (current assets less current liabilities) of $166.6 million assuming acceleration of our debt and financial instruments by our lenders. This working capital deficit consisted of the following (figures in millions):

Total current assets	26.7
Current portion of debt	172.6
Other current liabilities	15.2
Current portion of financial instruments	5.8
Total current liabilities (assuming acceleration of our debt and financial instruments by our lenders)	193.6
Working capital deficit	(166.9)
Add other capital requirements for the coming 12 months:
Termination fee payments for M/T Delos	0.6
Payments under management agreements	0.7
Less:
Restricted cash	(5.5)
Cash shortfall (Working capital deficit plus other capital requirements assuming acceleration of our debt and financial instruments by our lenders less restricted cash to be used against debt repayment )	(171.1)

           We do not believe that our lenders will demand payment of the loans before their respective maturity dates as a result of our covenant breaches. Under this assumption, our material capital requirements in the coming 12 months are expected to be as follows (figures in millions):

Scheduled debt repayments (as of December 31, 2012)	$23.1
Interest payments (debt and swaps)	$8.7
Termination fee payments for M/T Delos	$0.6
Termination fee interest for M/T Delos	$0.1
Payments under management agreements	$0.7
Total material capital requirements:	$33.2

Our operating cash flow for 2013 is expected to increase compared to 2012.  We anticipate that the decrease in revenue due to the planned sale of the M/T UACC Sila will be less than the expected decrease in expenses as a result of our initiatives to reduce costs, including the unwinding and reduction of office lease agreements, management fees and fees related to the provision of our executive officers from Central Mare.

Based on our cash flow projections for 2013, cash provided by operating activities will not be sufficient to cover scheduled debt repayments as of December 31, 2012. As of the date of this annual report we are current in our debt and interest payments.

We intend to take certain actions during 2013 in an effort to improve our liquidity.  Such actions may include the reduction of expenses, negotiations to defer part of our debt repayments into future years, equity or debt offerings, and/or asset sales.  We cannot assure you that we will implement any of these actions, or that if we take such actions, we will be able to successfully complete such initiatives or that our liquidity will improve as a result of our efforts.

Cash Flow Information

Unrestricted cash and cash equivalents were $0.0 as of December 31, 2011 and December 31, 2012. All of our cash is restricted due to minimum liquidity covenant requirements and due to covenant breaches.

Net Cash Provided by Operating Activities. Net cash provided by operating activities decreased by $0.7 million, or 4.4%, for 2012 to $15.1 million, compared to $15.8 million for 2011. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on financial instruments.

Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2012 totaled $74 million. This consisted mainly of the following adjustments: $61.5 million of impairment losses; $12.5 million of depreciation expenses; $1.8 million of amortization of deferred finance fees and debt discount; $0.4 million relating to share-based compensation; $0.3 million from an increase in provisions for doubtful accounts and $0.2 million from the loss on sale of other fixed assets. These adjustments were partially offset by a $2.7 million gain from the valuation of financial instruments. The cash inflow from operations resulted mainly from a $3.8 million decrease in current assets and a $1.3 million increase in current liabilities.

Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2011 totaled $209 million. This consisted mainly of the following adjustments: $115 million of impairment losses; $62.5 million of loss on sale of vessels; $27 million of depreciation expenses; $6.2 million of amortization of deferred finance fees and debt discount and $1.4 million relating to share-based compensation. These adjustments were partially offset by a $2.8 million gain from the valuation of financial instruments and $0.3 million translation gain of foreign currency denominated loan. The cash outflow from operations resulted mainly from a $3.2 million increase in current assets and a $0.9 million decrease in current liabilities.

Net Cash Provided By Investing Activities.  Net cash provided by investing activities during 2012 was $6.0 million, consisting primarily from a decrease in restricted cash of $5.9 million and $0.1 million from the sale of other fixed assets.

Net cash provided by investing activities during 2011 was $124.9 million, consisting primarily of $118.2 million collected from the sale of M/V's Amalfi, Astrale, Cyclades, Pepito and M/T Ioannis P, $6.2 million from a decrease in restricted cash and $0.9 million that we collected from the settlement of insurance claims in our favor.

Net Cash used in Financing Activities. Net cash used in financing activities for 2012 was $21.1 million, consisting primarily of $16.7 million of scheduled debt repayments and $5.0 million of debt prepayments relating to application of pledged amounts towards the outstanding balances in our loans with HSH and the prepayment of a bridge loan we took for working capital purposes from Shipping Financial Services, a related party ultimately controlled by the family of our Chief Executive Officer, in May 2012 and repaid less than a week later. This cash outflow was offset by $0.5 million of proceeds from bridge loans from the abovementioned bridge loan.

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
None.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2012, in millions of dollars:

			Payments due by period
Contractual Obligations:*	Total	Less than 1 year	1-3years	3-5 years	More than 5 years
(1) (i) Long term debt A	$175.0	$175.0	$0.0	$0.0	$0.0
(ii) Interest B	$8.7	$8.7	$0.0	$0.0	$0.0
(2) Operating leases C	$0.5	$0.0	$0.1	$0.1	$0.3
(3) (i) Termination fee payments for M/T Delos D	$5.3	$0.6	$1.6	$3.1	$0.0
(ii) Termination fee interest for M/T Delos E	$0.4	$0.1	$0.2	$0.1	$0.0
(4) Vessel Management Fees to Central Mare Inc F	$2.0	$0.7	$1.2	$0.1	$0.0
Total	$191.9	$185.1	$3.1	$3.4	$0.3

A.
Relates to the outstanding balance as of December 31, 2012, consisting of 1(a)(i) $15.8 million, 1(a)(ii) $77.9 million, 1(b)(ii) $48.2 million, 1(c)(ii) $27 million, 1(d) $3.25 million, 1(e) $0.46 million, 1(f) $2.38 million, as described below. Outstanding balances of Euro denominated loans are converted to U.S. Dollars based on the U.S. Dollar/Euro exchange rate as of December 31, 2012.

B.
Interest payments are calculated using our average going interest rate of 4.97% as of December 31, 2012, which takes into account additional interest expense from interest rate swaps, applied on the amortized debt as presented in the table above.

C.      Relates to the minimum rentals payable for the office space.
D.	Relates to the termination fee installments payable to the owners of the M/T Delos (Tranche A and Trance B) (see F. Tabular Disclosure of Contractual Obligations - Operating Leases).
E.	Relates to the interest payments deriving from the M/T Delos termination agreement (see F. Tabular Disclosure of Contractual Obligations - Operating Leases).
F.
Relates to our obligation for fees per vessel per day or per annum for seven of our vessels under our management contracts with Central Mare. These fees cover the provision of technical and commercial management, insurance services, information-system related services and services in connection with compliance to the Section 404 of the Sarbanes-Oxley Act of 2002. We have assumed no changes in the number of vessels, an annual increase of 3% as provided by the relative agreements and no changes in the U.S. dollar to Euro exchange rate (assumed at 1.3197 USD/Euro). Each agreement has an initial term of five years after which it will continue to be in effect until terminated by either party subject to twelve months advance notice. For further information, please see "Item 4. Information on the Company—B. Business Overview—Central Mare—Letter Agreement and Management Agreements."

*
All the contractual obligations presented in the table above derive from contracts that do not include any options, contingencies or provisions that would add a degree of uncertainty to our future obligations.

Supplementary Loan Repayment Schedule (in millions of U.S. Dollars)

As a supplement to our contractual obligations table, the following schedule sets forth our loan repayment obligations as required under our loan facilities as of December 31, 2012. The entire amount of debt shown below has been classified as 'Less than 1 year' in the contractual obligations table to be consistent with the classification of the debt as a current liability within our consolidated financial statements. The debt is classified as a current liability, as the debt may be called for payment by the lender at any time.

	Year:	2013	2014	2015	2016	2017	2018	2019
HSH USD Drybulk Facility		1.8	1.8	12.3
HSH USD Tanker Facility		7.0	7.4	7.6	7.6	7.6	7.6	33.3
DVB USD Tanker Facility		5.1	5.1	4.4	3.7	3.7	3.7	22.5
Alpha Bank USD Facility		3.0	3.0	3.0	3.0	3.0	3.0	9.0
Laurasia Trading Ltd USD Facilities		3.3
Shipping Financial Services Inc EURO Facility		0.5
Central Mare Inc EURO Facility		2.4
Total		23.1	17.3	27.3	14.3	14.3	14.3	64.8

Note: Euro denominated loans are denominated in U.S. dollars using the U.S. Dollar/Euro exchange rate of 1.3197 as of December 31, 2012. For more information, please see "—F. Tabular Disclosure of Contractual Obligations—Debt Facilities."

(1) Debt Facilities:

As of December 31, 2012, we had a total indebtedness of $175 million and financial instruments of $5.8 million, of which $171.9 million is secured by the vessels in our fleet, which had a total charter-free fair value of $172.5 million, representing an asset maintenance/security cover ratio (value over debt) of 100.3%.

(a) HSH Credit Facilities:

(i) Loan of an initial amount of $95.0 million: On November 8, 2007, we entered into a $95.0 million secured term loan facility with HSH to partially finance the acquisition of the M/V Bertram, the M/V Amalfi and M/V Evian (ex Voc Gallant/Papillon). We sold the M/V Bertram in April 2008 and M/V Amalfi in August 2011. As of December 31, 2012, $15.8 million remained outstanding under the facility.

M/V Evian (ex Papillon/Voc Gallant): On February 1, 2008, we drew down $33.2 million on our $95.0 million secured term loan with HSH to purchase the M/V Evian. As of December 31, 2012, our outstanding debt under the loan totaled $15.8 million, payable in 9 consecutive quarterly installments of approximately $0.4 million, starting in February 2013 and a balloon payment of $11.8 million payable together with the last installment in February 2015.

The credit facility bears interest at LIBOR plus a margin. Until March 27, 2008, the margin was 100 basis points over LIBOR. From March 28, 2008 until March 24, 2009, the margin was adjusted to 135 basis points over LIBOR as a result of the waiver received for our breach of the EBITDA covenant during 2008. According to the amendment of the loan agreement dated May, 11, 2009, from March 24, 2009 until March 31, 2010, the margin was set at 250 basis points over LIBOR. Since April 1, 2011, the margin has been 312.5 basis points over LIBOR, which is inclusive of a default rate of 200 points due to covenant breaches. On July 26, 2012 we executed a letter agreement that enabled us to apply all HSH pledged funds related to the facility as a prepayment, leading to a prepayment of $2.2 million in August 2012. The prepayment amount has reduced on a pro-rata basis all future repayments of the facility.

The facility contains, among other things, various financial covenants, including (i) an asset maintenance restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 135%, (ii) market value adjusted net worth is required to be greater than or equal to $250.0 million and greater than or equal to 35% of total assets, (iii) EBITDA is required to be greater than 120% of fixed charges, and (iv) minimum liquid funds of $25.0 million or $0.5 million per group vessel that are free of any security interest.

 (ii) Loan of an initial amount of $121.3 million: On October 1, 2008, we entered into a $121.3 million secured term loan facility with HSH to partially finance the construction costs of the newbuilding product tankers the M/T Miss Marilena, the M/T UACC Shams (ex Tyrrhenian Wave) and the M/T Britto. As of December 31, 2012, we had a secured term loan outstanding of $77.9 million.

M/T Miss Marilena: From October 2008 to February 2009, we drew down a total of $40.1 million on our $121.3 million secured term loan facility with HSH to purchase the M/T Miss Marilena. As of December 31, 2012, the outstanding debt under the loan totaled $29.7 million, payable in 25 consecutive quarterly installments of $0.7 million starting in February 2013 and a balloon payment of $11.7 million payable together with the last installment in February 2019.

M/T UACC Shams (ex Tyrrhenian Wave): From October 2008 until March 2009, we drew down a total of $29.3 million on our $121.3 million secured term loan facility with HSH to purchase the M/T UACC Shams. As of December 31, 2012, our outstanding debt under the loan totaled $21.5 million, payable in 25 consecutive quarterly installments of $0.5 million, starting in March, 2013 and a balloon payment of $8.6 million payable together with the last installment in March 2019.

M/T Britto:  From October 2008 until May 2009, we drew down a total of $35.2 million on our $121.3 million secured term loan facility with HSH to purchase the M/T Britto.  As of December 31, 2012, our outstanding debt under the loan totaled $26.7 million, payable in 26 consecutive quarterly installments of $0.6 million, starting in February 2013 and a balloon payment of $10.4 million payable together with the last installment in May 2019.

The credit facility bears interest at LIBOR plus a margin. According to the original loan agreement the margin was set at 175 basis points over LIBOR. Pursuant to an amendment to the loan agreement dated May 11, 2009, the margin was adjusted to 200 basis points over LIBOR where it has remained through to March 31, 2011. Since April 1, 2011, the margin has been 375 basis points over LIBOR, which is inclusive of a default rate of 200 points due to covenant breaches. On July 26, 2012 we executed a letter agreement that enabled us to apply all HSH pledged funds related to the facility as a prepayment, leading to a prepayment of $1.5 million in August 2012 and a prepayment of $0.8 million in September 2012. Prepayments were equally allocated to all three vessels of the facility and the prepayment amounts have reduced on a pro-rata basis all future repayments of the facility.

The credit facility contains a provision whereby the bank may chose to use an alternative base interest rate in case it believes that the LIBOR is not representative of its funding cost. The facility also contains various financial covenants, including (i) an asset maintenance restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 120% prior to October 1, 2012 and 125% thereafter of our outstanding loan plus the cost of terminating any interest rate swaps into which we may enter; (ii) an adjusted net worth restriction whereby we are required to maintain an adjusted net worth that is greater than or equal to $250.0 million and is at least equal to 35% of our total assets; (iii) an EBITDA restriction that requires our EBITDA to be greater than 120% of our fixed charges; and (iv) a minimum liquid funds restriction whereby we are required to maintain cash in hand or short-term investments that equal, at a minimum, the greater of $25.0 million and $0.5 million per vessel directly or indirectly owned by or bareboat chartered or leased back to us.

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

Covenant Breaches and Waivers: As of December 31, 2012, we were not in compliance with the asset maintenance, EBITDA, adjusted net worth or minimum liquidity covenants under the HSH facilities. Both of our HSH facilities provide that a default rate of 2% on top of the initially agreed upon margin may apply for as long as there is an event of default such as a covenant breach. Since April 1, 2011, HSH has been charging us with a default rate of 2% on top of margin, in respect of covenant breaches. As of the date of this annual report we are in discussions with HSH to resolve the covenant breaches and avoid being charged the default rate.

As of December 31, 2012, we had three interest rate swaps with HSH. For a full description of our interest rate swap agreements, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

(b) DVB Credit Facilities:

(i) M/V Astrale: In April 2008, we drew down the entire $48.0 million available pursuant to our loan agreement dated April 24, 2008 with DVB Bank America N.V., or DVB, to partially finance the acquisition cost of the drybulk vessel the M/V Astrale. Following the sale of the vessel in July 2011, the facility was repaid in full.

(ii) Loan of an initial amount of $80.0 million: On October 6, 2008, we entered into a loan agreement with DVB for $80.0 million to partially finance the construction cost of the newbuilding product tankers the M/T UACC Sila (ex Ionian Wave) and the M/T Hongbo, both of which were delivered in 2009. As of December 31, 2012, we had a secured term loan outstanding of $48.2 million.

M/T UACC Sila: From October 2008 until March 2009, we drew down a total of $33.8 million on our $80.0 million DVB loan agreement to purchase the M/T UACC Sila.  As of December 31, 2012, our outstanding debt on this vessel was $20 million, payable in 26 consecutive quarterly installments of $0.4 million, starting in March 2013, and a balloon payment of $9.6 million payable together with the last installment in June 2019.

M/T Hongbo: From October 2008 until July 2009, we drew down a total of $27.0 million on our $80.0 million DVB loan agreement to purchase the M/T Hongbo. As of December 31, 2012, our outstanding debt on this sum totaled $24.7 million, payable in 26 equal consecutive quarterly installments of $0.5 million, starting in March 2013, and a balloon payment of $11.0 million payable together with the last installment in June 2019.

Amended Top Up Loan: On July 31, 2009, we amended our $80.0 million loan agreement with DVB in order to draw down $12.5 million to finance the delivery of the M/T Hongbo, or the Top Up Loan.  That amount was due to be repaid on July 30, 2010. On December 1, 2010, we amended our $80.0 million loan agreement with DVB and agreed to repay part of the Top Up Loan and reschedule part of it so that it becomes an amortizing loan, or the Amended Top Up Loan. As of December 31, 2012, the amount outstanding under the Amended Top Up Loan totaled $3.5 million, repayable in 10 quarterly consecutive installments of $0.4 million, starting from March 2013. We are in discussions with DVB in order to cancel 1,251,240 of our common shares that had been issued to Hongbo Shipping Company Limited and pledged to DVB as security at the drawdown of the Top Up Loan.

The portion of the credit facility relating to the Amended Top Up Loan and the M/T UACC Sila, bear interest at LIBOR plus a margin of 225 basis points per annum. The portion of the credit facility relating to the M/T Hongbo bears interest at LIBOR plus a margin of 155 basis points per annum. The credit facility contains a provision whereby the bank may chose to use an alternative base interest rate in case it believes that the LIBOR is not representative of its funding cost. From January 1, 2012 to December 31, 2012, the bank used cost of funds instead of LIBOR.

The facility contains, among other things, various financial covenants, including (i) a minimum required security cover restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 115% for the first five years up to August 2014 and 125% thereafter of the outstanding loan (excluding the amount relating to the Amended Top Up Loan) and the fair value of the outstanding swaps; (ii) a net asset value restriction whereby our net asset value is required to be greater than $225.0 million, calculated on an annual basis; (iii) book equity required to be greater than $180.0 million; (iv) minimum cash balances the higher of $25.0 million or $0.5 million per vessel ($0.25 million per vessel as cash in hand may be included); and (v) interest cover ratio of no less than 1.5 times (defined as EBITDAR divided by interest expense plus Lease Obligations).

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

Covenant Breaches and Waivers: As of December 31, 2012, we were not in compliance with net asset value, book equity and minimum cash balance covenants. As of the date of this annual report, we were in discussions with DVB to resolve the covenant breaches. We have also agreed to enter into an interest rate swap agreement with DVB for a minimum period of three years within a period of six months after the delivery advance drawdown date of the M/T Hongbo (up to January 2010). As of the date of this annual report, we have not yet entered into such an agreement.  For a full description of our interest rate swap agreements, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

(c) Alpha Bank Credit Facilities:

(i) M/V Cyclades: On December 17, 2007, we entered into a $48.0 million loan agreement with Alpha Bank A.E., or Alpha, and drew down the entire amount available thereunder on the same date to partially finance the acquisition cost of the drybulk vessel M/V Cyclades. Following the sale of the vessel in November 2011, the facility was repaid in full.

(ii) M/T Lichtenstein: On August 18, 2008, we entered into a $39.0 million loan agreement with Alpha and drew down the entire amount available thereunder from August 2008 through February 2009 to partially finance the construction cost of our newbuilding, the M/T Lichtenstein.  As of December 31, 2012, the outstanding amount was $27 million, payable in 25 equal consecutive quarterly installments of $0.8 million, starting in February 2013 and a balloon payment of $8.3 million payable together with the last installment in February 2019.

The credit facility bears interest at LIBOR plus a margin of 165 basis points per annum. Under the first supplemental agreement of the loan, dated April 3, 2009, the margin was set at 225 basis points over LIBOR and under the third supplemental agreement of the loan, dated November 25, 2009, on October 26, 2009, the margin was set at 300 basis points over LIBOR until March 31, 2010 and 225 basis points over LIBOR thereafter. Up to February 28, 2013 due to covenant breaches, the margin continued to be 300 basis points over LIBOR. On February 28, 2013 the company entered into a supplemental agreement which fixed the interest margin of the facility to 3% for the duration of the loan. This supplemental agreement also increased the quarterly repayments from $0.6 to $0.8, effective from February 2013 onwards, and decreased the balloon accordingly.

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

Covenant Breaches and Waivers: As of December 31, 2012, we were not in compliance with the asset maintenance, adjusted net worth, book equity and minimum liquidity covenants. Pursuant to an amendment to the loan agreement dated October 14, 2011, the covenant breaches relating to asset maintenance, adjusted net worth and minimum liquidity covenants were waived until February 28, 2012. As of the date of this annual report, we were in discussions with Alpha in relation to covenants.

(d) Laurasia Trading Ltd Credit Facility

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

On August 15, 2012, we amended both Laurasia loans and consolidated them in one facility without a debt conversion feature. Furthermore we assigned a long-term receivable (see note 19) to Laurasia in return for a $0.8 reduction in principal outstanding. Finally the Laurasia loan was extended for one more year and is now due on August 15, 2013, with no other changes in the terms.

The total interest expense related to the Laurasia bridge loans in our Consolidated Statement of Operations for the year ended December 31, 2012 was $0.7 million of which $0.4 million is non-cash amortization of the debt discount and $0.3 million is the contractual interest. As of December 31, 2012, the unamortized debt discount was $0 million.

As of December 31, 2012, the outstanding amount under the Laurasia bridge loans was $3.25 million.

(e) Shipping Financial Services Inc Credit Facility

On July 1, 2011 we entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 0.35 million ($0.46 million) to be used for general working capital purposes. We had undertaken to repay the loan within 12 months of its receipt, however the loan was extended on July 8, 2012 and is now due on July 8, 2013. The loan bears interest at a rate of 8% per annum. As of December 31, 2012, the outstanding amount was Euro 0.35 million ($0.46 million).

(f) Central Mare Inc Credit Facility

On July 16, 2011, we entered into an unsecured credit facility with Central Mare Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 1.8 million ($2.38 million) to be used for general working capital purposes. Part of this facility was used to prepay the loan of the M/V Astrale following its sale. We had undertaken to repay the loan within 12 months of its receipt, however the loan was extended on July 21, 2012 and is now due on July 8, 2013. The loan bears interest at a rate of 8%. As of December 31, 2012, the outstanding amount was Euro 1.8 million ($2.38 million).

(2) Operating Leases:

On October 1, 2010, we entered into a bareboat charter agreement to lease the M/T Delos until September 30, 2015 at an average daily rate of $5,219. The bareboat charter agreement was accounted for as an operating lease. Charterers have certain options by the end of the normal charter period (five years) to purchase the vessel. We terminated this agreement on October 15, 2011 by agreeing to pay a termination fee of $5.75 million. As of December 31, 2012, the outstanding amount of the termination fee was $5.31 million. On January 1, 2013, we entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 is divided into two tranches; "Tranche A" ($4.5 million) that will bear interest of 3% plus Libor and "Tranche B" ($0.8 million) that will not bear interest. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2013	0.6
2014	0.8
2015	0.8
2016	0.8
2017	1.5	0.8
	4.5	0.8

Finally, according to this agreement we will pay monthly interest payments.

We lease office space at 1, Vassilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Greece from an unrelated party. The agreement is for duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years. From September 1, 2010 until September 1, 2011, the monthly rental was $0.06 million and after September 1, 2011, the monthly rental is $0.01 million. As a result of this agreement, we have made a revision in the useful life of certain assets that would have been amortized over the life of the lease. The revision in useful life of these assets resulted in an accelerated depreciation of $0.56 million included in general and administrative expenses for 2010 and an accelerated depreciation of $0.9 million included in general and administrative expenses for 2011. In January 1, 2013, the agreement was amended to reduce the annual rent to $0.04 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2012). It was also agreed to revert occupancy in an even larger area of the leased office space. All other terms of the lease remained unchanged. The revision in useful life of these assets resulted in an accelerated depreciation of $0.62 million included in general and administrative expenses for 2012.

In addition, our subsidiary Top Tankers (U.K.) Limited had entered into a lease agreement with an unrelated party for office space in London, with annual rent of $0.02 million. This agreement was terminated in September 2012.

In November 2009, we entered into an agreement to lease space in London from an unrelated party, with monthly rent of $0.04 million. This agreement was terminated in June 2012.

In September 2011, we entered into a lease agreement for one year for office space in Monaco, effective from October 1, 2011, with Central Shipping Monaco SAM, a related party controlled by the family of our Chief Executive Officer and President. The monthly rent was $0.01 million. This agreement was extended up to December 2012 and then terminated.

Other Contractual Obligations:

Since July 1, 2010, Central Mare, a related party controlled by the family of our Chief Executive Officer, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships and management agreements concluded between Central Mare and our vessel-owning subsidiaries. The letter agreement was amended on January 1, 2012 resulting in a decrease in the fixed management fees, with all other terms remaining unchanged. On January 1, 2013 we amended the letter agreement again resulting in a decrease in the variable management fees to $250 per vessel per day that will include operational, technical and commercial functions, services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to our maintenance of proper books and records, services in relation to our financial reporting requirements under SEC and Nasdaq rules and regulations, the provision of information-system related services, commercial operations and freight collection services, with all other terms remaining unchanged.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of our Chief Executive Officer, pursuant to which Central Mare furnishes our executive officers to us. These agreements were entered into in exchange for terminating prior employment agreements. On March 1, 2011, we entered into an agreement with Central Mare, a related party controlled by the family of our Chief Executive Officer, pursuant to which Central Mare furnishes certain administrative employees. On July 1, 2012 these agreements were amended and the salaries of the executive officers were reduced as was the number of administrative employees provided.

Other major capital expenditures include funding our maintenance program of regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that the vessels that are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey dry-docking and that such vessels are to be dry-docked every five years.  Vessels 15 years or older are required to undergo dry-dock intermediate survey every 2.5 years and not use in-water surveys for this purpose. The abovementioned capital expenditures are not borne by us when our vessels are employed on bareboat charters.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2012 and 2011, (ii) which of our vessels we believe has a basic charter-free market value below its carrying value, and (iii) the aggregate difference between carrying value and basic charter-free market value represented by such vessels.  This aggregate difference represents the approximate amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic charter-free market values. However, we are not holding our vessels for sale. Our estimates of basic charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

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

			Carrying Value
	Dwt	Year Built	2012	2011
Tanker Vessels
Miss Marilena	50,000	2009	$33.4 million*	$43.7 million*
Lichtenstein	50,000	2009	$35.0 million*	$43.6 million*
UACC Sila	50,000	2009	$25.2 million**	$44.1 million*
UACC Shams	50,000	2009	$26 million	$44.1 million*
Britto	50,000	2009	$35.2 million*	$44.6 million*
Hongbo	50,000	2009	$35.3 million*	$45.0 million*
Total Tanker dwt	300,000

Drybulk Vessels
Evian	51,200	2002	$12.5 million	$10.4 million
Total Drybulk dwt	51,200

TOTAL DWT	351,200
_____________________________

*
Indicates vessels, for which we believe, as of December 31, 2012 and 2011, the basic charter-free market value is lower than the vessel's carrying value.  We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $30.9 million and $67 million, as of December 31, 2012 and 2011, respectively.

Indicates our tanker that as of December 31, 2012, has an adjusted carrying value to match its charter-free market value, since it is classified as held for sale.

Four of our tanker vessels that are currently employed under long-term, above-market bareboat charters.  For more information, see "Business Overview—Our Fleet."  We believe that in a sale of these vessels with their charters attached, we would receive a premium over the vessels' charter-free market value.

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

During 2010, fears of vessel oversupply and market disruptions led to high charter rate volatility and to a further decrease in vessel values. These are conditions that we considered to be indicators of potential impairment. We performed the undiscounted cash flow test as of December 31, 2010 and determined that the carrying amounts of our vessels held for use were recoverable.

During 2011, charter rates decreased, resulting in the deterioration of asset values, but the drybulk carriers experienced the steepest drop. We sold all our dry bulk vessels during 2011 with the exception of the M/V Evian, which we had classified as held for sale at December 31, 2011. As a result, we recorded an impairment loss of $114 million for the year ended December 31, 2011 that is included in the accompanying statement of operations. We did not record an impairment charge for our tanker vessels in 2011 because we determined that the undiscounted cash flows for these vessels exceeded their book values.

During 2012, vessel oversupply decreased charter rates and further decreased vessel values. We considered these conditions as indicators of a potential impairment for our vessels. In December 2012, we tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and assigned a medium probability to sell them. This assumption, together with the deteriorating charter rates, significantly reduced the probability-weighted undiscounted expected cash flows, which we determined to be lower than the vessels carrying values. Consequently we wrote the vessels down to their fair values and recognized an impairment charge of $46.6 million.

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

Convertible debt. In accordance with FASB's Codifications topic 470-20 "Debt with Conversion and Other Options" we evaluate debt securities (or Debt) for beneficial conversion features.  A beneficial conversion feature is present when the conversion price per share is less than the market value of the common stock at the commitment date.  The intrinsic value of the feature is then measured as the difference between the conversion price and the market value, or the Spread, multiplied by the number of shares into which the Debt is convertible and is recorded as debt discount with an offsetting amount increasing additional paid-in-capital.  The debt discount is accreted to interest expense over the term of the Debt with any unamortized discount recognized as interest expense upon conversion of the Debt.  If a debt security contains terms that change upon the occurrence of a future event the incremental intrinsic value is measured as the additional number of issuable shares multiplied by the commitment date market value and is recognized as additional debt discount with an offsetting amount increasing additional paid-in-capital upon the future event occurrence.  The total intrinsic value of the feature is limited to the proceeds allocated to the Debt instrument. On August 15, 2012, the conversion feature of our bridge loans with Laurasia was terminated and as of December 31, 2012, we have no convertible short or long term debt.

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

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	40	Director, President, Chief Executive Officer
Vangelis G. Ikonomou	48	Director, Executive Vice President and Chairman of the Board
Alexandros Tsirikos	39	Director, Chief Financial Officer
Michael G. Docherty	53	Director
Demetris P. Souroullas	50	Chief Technical Officer

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

B.           Compensation

During the fiscal year ended December 31, 2012, we paid to the members of our senior management and to our directors aggregate compensation of $2.2 million. We do not have a retirement plan for our officers or directors.

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

Under the terms of the agreement for our Chief Financial Officer, we are obligated to pay annual base salary and stock compensation of 20,000 common shares, which were issued on December 21, 2009, of which 10,000 common shares vested on December 21, 2010 and 10,000 common shares vested on December 21, 2011. The initial term of the agreement expired on August 31, 2012, subject to automatic extension for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

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

Equity Incentive Plan

In April 2005, our Board of Directors adopted our 2005 Stock Incentive Plan, which was amended and restated in December 2009, or the Plan, under which our officers, key employees and directors may be granted options to acquire common stock. A total of 33,333 shares of common stock were initially reserved for issuance under the Plan, which is administered by the Board of Directors. The number of shares of common stock reserved for issuance under the Plan is currently 400,000. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors. The Plan expires 10 years from the date of its adoption. Please see "Item 18. Financial Statements—Note 12—Stock Incentive Plan" describing grants provided since the Plan's adoption.

In 2011, we granted 50,000 shares to our Chief Executive Officer which were issued to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer.

In February 14, 2013, we granted 50,000 shares to our Chief Executive Officer which were issued to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer.

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

Our Board of Directors is divided into three classes.  Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term.  The term of our Class I director, Michael G. Docherty, expires at the annual general meeting of shareholders in 2014.  The term of our Class II director, Evangelos J. Pistiolis, expires at the annual general meeting of shareholders in 2015.  The term of our Class III directors, Alexandros Tsirikos and Vangelis G. Ikonomou, expires at the annual general meeting of shareholders in 2013.

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

D.           Employees

As of September 1, 2010, we have no direct employees and our four executive officers and one other administrative employee are furnished to us pursuant to agreements with Central Mare, as described above. During 2010, 2011 and 2012, our wholly-owned subsidiary Top Tanker Management employed on average 23, 16 and 7 employees, respectively, all of whom are shore-based. Our current Fleet Manager, Central Mare, ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2010, 2011 and 2012, we also employed 137, 0 and 0 sea going employees, respectively, directly and indirectly through our sub-managers.

E.           Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of April 18, 2013, held by: (i) each person or entity that we know beneficially owns 5% or more of our common stock; (ii) each of our executive officers, directors and key employees; and (iii) all our executive officers, directors and key employees as a group. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class
Evangelos Pistiolis (2)	10,050,000	58.4%
Vangelis G. Ikonomou	*	*
Alexandros Tsirikos	*	*
Michael G. Docherty	*	*
Demetris P. Souroullas	*	*
Executive Officers and Directors as a Group	10,061,596	58.5%
_________
*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Top Ships Inc., 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece.

(2)
Mr. Pistiolis may be deemed to beneficially own these shares through Sovereign Holdings Inc., or Sovereign, a company wholly owned by Mr. Pistiolis.  Pursuant to a Common Stock Purchase Agreement dated August 24, 2011, we issued 2,566,406 common shares to Sovereign on September 1, 2011, and 11,111,111 common shares on October 19, 2011.  Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Sovereign Equity Line Transaction" for further details. On December 4, 2012, Sovereign sold, in three separate private transactions, 765,000 Common Shares at a price of $1.265 per share, 705,000 Common Shares at a price of $1.28 per share, and 750,000 Common Shares at a price of $1.27 per share. On December 6, 2012, Sovereign sold, in four separate private transactions, 454,760 Common Shares at a price of $1.31 per share, 430,000 Common Shares at a price of $1.31per share, 655,413 Common Shares at a price of $1.30 per share, and 350,000 Common Shares at a price of $1.27 per share. Sovereign is engaged in negotiations to sell up to 2,500,000 additional Common Shares.

As of April 29, 2013, we had 27 shareholders of record, 15 of which were located in the United States and held an aggregate of 2,999,827 shares of our common stock, representing 16% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 2,999,405 shares of our common stock as of April 29, 2013. We believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.           Related Party Transactions

Please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties."

Central Mare Letter Agreement, Management Agreements, and Other Agreements:

Since July 1, 2010, Central Mare, a related party controlled by the family of our Chief Executive Officer, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships, as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries. See "Item 18. Financial Statements—Note 5—Transactions with Related Parties." These agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to a twelve month advance notice of termination.

Pursuant to a letter agreement concluded between Central Mare and Top Ships, or the Letter Agreement, as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries, we pay a management fee of Euro 689.6 or approximately $910 per day per vessel that is employed under a time or voyage charter and a management fee of Euro 265.2 or approximately $350 per day per vessel that is employed under a bareboat charter. In addition, the management agreements provide for payment to Central Mare of: (i) a fee of Euro 106.1 or approximately $140 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 530.5 or approximately $700 per day for superintendent visits; (iii) a chartering commission of 0.75% on all existing (as of July 1, 2010) freight, hire and demurrage revenues; (iv) a chartering commission of 1.25% on all new (concluded after July 1, 2010) freight, hire and demurrage revenues; (v) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; (vi) a quarterly fee of Euro 100,000 or approximately $131,970 for the services rendered in relation to our maintenance of proper books and records; (vii) a quarterly fee of Euro 25,000 or $32,993 for services in relation to our financial reporting requirements under SEC and Nasdaq rules and regulations; (viii) a commission of 0.2% on derivative agreements and loan financing or refinancing; (ix) a newbuilding supervision fee of Euro 424,360 or approximately $560,028  per newbuilding vessel and (x) an annual fee of Euro 10,609 or approximately $14,001 per vessel, for the provision of information-system related services.

Central Mare also provides commercial operations and freight collection services in exchange for a fee of Euro 95.5 or approximately $126 per day per vessel. Central Mare provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% of the total insurance premiums. Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 159.7 or approximately $211 per person per eight-hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on our behalf will be reimbursed to Central Mare at cost.

These agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination.

Pursuant to the terms of the management agreements, all fees payable to Central Mare are adjusted upwards 3% per annum on each anniversary date of the agreement. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

The Letter Agreement was amended on January 1, 2012 to reduce management fees paid by us to Central Mare by approximately 35% for the services rendered in relation to our maintenance of proper books and records and for services in relation to our financial reporting requirements under SEC and Nasdaq rules and regulations. The letter agreement was amended again on January 1, 2013, resulting in a decrease in the variable management fees to $250 per vessel per day that will include operational, technical and commercial functions, services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to our maintenance of proper books and records, services in relation to our financial reporting requirements under SEC and Nasdaq rules and regulations, the provision of information-system related services, commercial operations and freight collection services, with all other terms remaining unchanged.

At December 31, 2012, $2.2 million is payable to Central Mare, and is reflected in the consolidated balance sheets as due to related parties.

On September 1, 2010, we entered into separate agreements with Central Mare pursuant to which Central Mare furnishes our executive officers to us. These agreements were entered into in exchange for terminating prior employment agreements.  See "Item 6—Compensation." On March 1, 2011, we entered into an agreement with Central Mare pursuant to which Central Mare furnishes certain employees to us including Corporate Development Officer and Internal Auditor as well as certain administrative employees. Under the terms of this, we are obligated to pay an annual base salary. See "Item 18. Financial Statements—Note 5—Transactions with Related Parties." On July 1, 2012, these agreements were amended and the salaries of the executive officers were reduced. Pursuant to the amendment of these agreements, Central Mare will no longer furnish us a Corporate Development Officer and the number of the administrative employees has been reduced.

On July 16, 2011, we entered into an unsecured credit facility with Central Mare for Euro 1.8 million ($2.38 million) to be used for general working capital purposes. We had undertaken to repay the loan within twelve months of its receipt, however it was extended for another twelve months on July 21, 2012. The loan bears interest at a rate of 8% per annum.

Shipping Financial Services Inc Credit Facility

On July 1, 2011 we entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 0.35 million ($0.46 million) to be used for general working capital purposes. We had undertaken to repay the loan within twelve months of its receipt, however it was extended for another twelve months on July 8, 2012. The loan bears interest at a rate of 8% per annum.

Provision of Office Space in Monaco by Central Shipping Monaco SAM

In September 2011, we entered into a lease agreement for one year for the provision of office space in Monaco, effective from October 1, 2011 with Central Shipping Monaco SAM, a related party controlled by the family of our Chief Executive Officer and President. This agreement was extended up to December 2012 and then terminated. The monthly rent was $0.01 million.

Renovation of Office Space in Athens by Pyramis Technical Co. S.A.

Pyramis Technical Co. S.A., a related party controlled by the father of our Chief Executive Officer and President, has been responsible for the renovation of our office space in Athens, Greece. As of December 31, 2012, the total contracted cost amounted to Euro 3.2 million ($4.3 million) over a period of approximately seven years.

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

	HIGH	LOW
For the Fiscal Year Ended December 31, 2012	$5.20	$0.88
For the Fiscal Year Ended December 31, 2011	$11.60	$1.00
For the Fiscal Year Ended December 31, 2010	$13.00	$6.20
For the Fiscal Year Ended December 31, 2009	$38.80	$6.74
For the Fiscal Year Ended December 31, 2008	$107.00	$12.50

For the Quarter Ended

March 31, 2013	$1.55	$0.70

December 31, 2012	$1.45	$0.88
September 30, 2012	$1.87	$1.11
June 30, 2012	$3.75	$1.21
March 31, 2012	$2.89	$1.00

December 31, 2011	$5.20	$1.30
September 30, 2011	$4.20	$1.30
June 30, 2011	$7.80	$3.15
March 31, 2011	$1.16	$0.70

For the Month
April 2013 (through April 29, 2013)	$1.74	$1.16
March 2013	$1.55	$0.70
February 2013	$1.09	$0.91
January 2013	$1.35	$0.90
December 2012	$1.39	$0.88
November 2012	$1.45	$1.00
October 2012	$1.24	$0.97

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

The Board of Directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 662/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors, and to members of any committee, for attendance at any meeting or for services rendered to us.

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

C.           Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included within Item 5.B. with respect to our credit facilities, and Item 7.B. with respect to our related party transactions.

Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

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

U.S. Federal Income Tax Consequences

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non U.S. Holders, each as defined below, of our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (the "Treasury Regulations"), all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to Top Ships Inc. and its subsidiaries on a consolidated basis.

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
our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to U.S. corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Marshall Islands and Liberia, the jurisdictions where we and our ship-owning subsidiaries are incorporated, each grant an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

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

Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the "listing threshold." Since our common stock, our sole class of stock, is listed on the Nasdaq Global Select Market, we will satisfy the listing threshold.

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

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the "5% Override Rule."

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

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during such year.  To establish and substantiate this exception to the 5% Override Rule, our 5% Shareholders who are qualified shareholders for purposes of Section 883 of the Code must comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such 5% Shareholder must undertake similar compliance procedures.

For the 2012 taxable year, we believe that the 5% Override Rule was triggered as 50% or more of the vote and value of our common stock was owned by 5% Shareholders on more than half of the days during the taxable year.  Nevertheless, we believe that we qualify for the exception to the 5% Override Rule because each 5% Shareholder is a qualified shareholder for purposes of Section 883 of the Code and the substantiation requirements have been satisfied.  Therefore, we believe that we qualified for the exemption under Section 883 of the Code for the 2012 taxable year.  However, due to the factual nature of the issues, no assurances can me made that we will continue to qualify for the benefits of Section 883 of the Code for any future taxable year.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that

•
is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust;

•	owns the common stock as a capital asset, generally, for investment purposes; and

•	owns less than 10% of our common stock for U.S. federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holder at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which our common stock is traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

As discussed below, we believe that we were treated as a PFIC for our 2012 taxable year.  Assuming this is the case, any dividends paid by us during 2012 and 2013 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to "qualified dividend income" will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common stock.  This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common stock.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

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

For our 2012 taxable year, at least 50% of the average value of our assets consisted of vessels which were bareboat chartered and at least 75% of our gross income was derived from vessels on bareboat charter.  Therefore, we believe that we were a PFIC for our 2012 taxable year.

Since we are a PFIC, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC.  We expect that certain of our subsidiaries were PFICs in 2012 and, therefore, a U.S. Holder will be treated as owning stock in such PFICs.  The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

Since we are a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat us as a "Qualified Electing Fund," which is referred to as a "QEF election," (2) makes a "mark-to-market" election with respect to our common stock, or (3) makes no election and, therefore, is subject to the Default PFIC Regime (as defined below).  As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime.  However, the mark-to-market election may not be possible with respect to our subsidiaries which are treated as PFICs.  Assuming we are treated as a PFIC, a U.S. Holder may have to file an annual information return with the U.S. Internal Revenue Service, or the IRS, under Section 1298(f) of the Code.

The QEF Election

    We do not intend to provide U.S. Holders with the necessary information to make and maintain a QEF election.  Accordingly, U.S. Holders will not be able to make or maintain a QEF election with respect to our common stock.  U.S. Holders who have made a QEF election with respect to our common stock prior to the 2012 taxable year should be aware that the IRS has wide discretion to invalidate or terminate their QEF election if we do not provide the necessary information, and with respect to a termination the IRS has the discretion to determine the effective date of the termination.  The IRS also has wide discretion in determining the U.S. federal income tax consequences of an invalidation or termination of a QEF election, including treating the invalidation or termination as a deemed sale of our common stock on the last day of our taxable year during which the QEF election was effective.  Any gain, but not loss, would be recognized by the U.S. Holder and appropriate adjustments would be made to the tax basis and holding period of the U.S. Holder’s common stock.  The IRS also has the authority to subject to the U.S. Holder to any other terms and conditions that the IRS determines are necessary to ensure compliance with the PFIC rules.

    If a U.S. Holder who has made a QEF election with respect to our common stock prior to the 2012 taxable year makes a mark-to-market election, as discussed below, for the 2012 taxable year, such U.S. Holder’s QEF election will automatically terminate.  The termination of the QEF election would be effective on the last day of the U.S. Holder’s taxable year preceding the first taxable year for which the mark-to-market election is in effect with respect to our common stock.

    If you are a U.S. Holder who has made a QEF election with respect to our common stock prior to the 2012 taxable year, you are strongly encouraged to consult your tax advisor regarding the consequences of not receiving from us the information necessary to maintain the QEF election and the U.S. federal income tax consequences to you of the invalidation or termination of your QEF election, including whether you should automatically terminate your QEF election by making a mark-to-market election with respect to our common stock for the 2012 taxable year.

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

Taxation of U.S. Holders Not Making a Timely QEF or "Mark-to-Market" Election

Finally, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election or a U.S. Holder whose QEF election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common stock.

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

U.S. Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

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

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

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

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

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

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our Risk Management Policy

Our primary market risks relate to adverse movements in freight rates in the product tanker market and in the Supramax sectors of the drybulk market. In 2008, we began to implement our strategy of entering into long-term period charters (either time or bareboat). As of the date of this annual report, we have seven vessels on long-term period charters with duration of more than one year. Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counterparties to minimize our exposure to the risks. With regard to bunker prices, as our employment policy for our vessels has been and is expected to continue to be with a high percentage of our fleet on period employment, we are not directly exposed with respect to those vessels to increases in bunker fuel prices, as these are the responsibility of the charterer under period charter arrangements.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR, or cost of funds for certain banks, plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements as of December 31, 2011 and 2012 (in thousands of U.S. dollars).

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Liability
		December 31, 2012				December 31, 2011**	December 31, 2012
EGNATIA	1	$10,000	7 years	July 3, 2006	4.76%	$(684)	$(222)
HSH NORDBANK	2	$7,332	5 years	March 27, 2008	4.60%	$(375)	$(73)
EMPORIKI	3	$20,000	7 years	March 30, 2008	10.85%	$(3,863)	$(2,785)
HSH NORDBANK	4	$10,599	7 years	July 15, 2008	5.55%	$(1,951)	$(1,591)
HSH NORDBANK	5	$11,346	4 years	June 28, 2010	4.73%	$(1,502)	$(1,140)
		$59,277				$(8,375)	$(5,811)

** The total value of our interest rate swap arrangements as of December 31, 2011 was $8,467. One of our interest rate swap arrangements as of December 31, 2012 has since matured. The table above presents a comparison of the value of our interest rate swap arrangements as of December 31, 2012 with their value on December 31, 2011.

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

SWAPS Nr  2.  Under this SWAP agreement, we pay a fixed rate of the three-month U.S. dollar LIBOR multiplied with the factor 0.95 per annum if the three month U.S. dollar LIBOR is between 1.50% and 4.84%. In case the U.S. dollar LIBOR is lower than 1.50% or higher 4.84%, we will pay a fixed rate of 4.60% per annum for that period. We receive from HSH variable three month LIBOR. This SWAP agreement matured in March 2013.

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

SWAPS Nr 5.  Under this SWAP agreement, we pay a fixed rate and we receive variable three month LIBOR.

As of December 31, 2012, our total bank indebtedness was $172.6 million, which after excluding unamortized financing fees of $2.4 million amounts to $175.0 million, of which $59.3 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2012, we paid fixed rates ranging from 2.095% to 10.85% and received floating rates on the SWAPs that are based on three month LIBOR as well as a fixed rate of 5.25% from Swap Nr 3. As of December 31, 2012 and March 31, 2013, our interest rate swap agreements are, on an average basis, above the prevailing three month LIBOR rates over which our loans are priced due to the steep reduction in prevailing interest rates during 2009 that continued into 2010, 2011 and 2012.  Accordingly, the effect of these interest rate swap agreements in 2012 and the first three months of 2013 has been to increase our loss on financial instruments.

Based on the amount of our outstanding indebtedness as of December 31, 2012 that is not covered by interest swap arrangements as of December 31, 2012, a hypothetical one percentage point increase in the three month U.S. dollar LIBOR would increase our interest rate expense for 2013, on an annualized basis, by approximately $1.4 million. We have not and do not intend to enter into interest rate swaps for speculative purposes.

Foreign Exchange Rate Fluctuation

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly Euro. During 2012, approximately 22% of our expenses were in Euro and approximately 2% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2011, and using as an average exchange rate of $1.3935 / 1 Euro, a 5% decrease in the exchange rate to $1.3238 / 1 Euro, would result in an expense saving of approximately $0.9 million. Based on our total expenses for the year ended December 31, 2012, and using as an average exchange rate of $1.2861 / 1 Euro, a 5% decrease in the exchange rate to $1.2218 / 1 Euro, would result in an expense saving of approximately $0.35 million.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2012, we were in breach of certain loan covenants. For further information, please see "Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations—Debt Facilities." Despite these breaches, neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.                      CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as of the end of the period covered by this annual report, as of December 31, 2012.

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

Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2012.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, the Company used the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control—Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2012.

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

ITEM 16B.                      CODE OF ETHICS

The Board of Directors has adopted a Corporate Code of Business Ethics and Conduct that applies to all employees, directors and officers, that complies with applicable guidelines issued by the SEC. The finalized Code of Ethics has been approved by the Board of Directors and was distributed to all employees, directors and officers. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Mr. Alexandros Tsirikos at our registered address and phone number.

ITEM 16C.                      PRINCIPAL AUDITOR FEES AND SERVICES

Aggregate fees billed to the Company for the years ended December 2011 and 2012 represent fees billed by our principal accounting firm, Deloitte, the other member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche").

U.S. dollars in thousands,	Year Ended
	2011	2012
Audit Fees	283	117.1
Tax Fees*	5
Total Fees	288	117.1
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

•
Majority Independent Board. Nasdaq requires, among other things, that a listed company has a Board of Directors comprised of a majority of independent directors.  As permitted under Marshall Islands law, our Board of Directors is comprised of one independent director and 3 executive directors.

•
Audit Committee.  Nasdaq requires, among other things, that a listed company has an audit committee with a minimum of three independent members, at least one of whom meets certain standards of financial sophistication. As permitted under Marshall Islands law, our audit committee consists of one independent director who is not required to satisfy these financial sophistication standards.

•	As a foreign private issuer, we are not required to hold regularly scheduled board meetings at which only independent directors are present.

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, which allows the Board of Directors to approve share issuances.

•
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

4.29	Loan Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated August 6, 2010 (7)
4.30	Supplemental Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated February 15, 2011, to Loan Agreement dated August 6, 2010 (7)
4.31	Loan Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated February 15, 2011 (7)
4.32	Loan Agreement between Top Ships Inc., and Santa Lucia Holdings Limited, dated August 16, 2010 (7)
4.33	Form of bareboat commercial management agreement with Central Mare Inc. (Hongbo) (7)
4.34	Form of non-bareboat commercial management and technical management agreement with Central Mare Inc. (Amalfi) (7)
4.35	Form of technical management agreement with TMS Shipping Ltd. (Delos) (7)
4.36	Form of commercial management agreement with Central Mare Inc. (Delos) (7)
4.37	Form of commercial technical and commercial management agreement with International Ship Management Inc. (Delos) (9)
4.38	Shipping Financial Services Inc Credit Facility dated July 1, 2011 (9)
4.39	Central Mare Inc Credit Facility dated July 16, 2011 (9)
4.40	Common Stock Purchase Agreement with Sovereign Holdings Inc., dated as of August 24, 2011 (9)

4.41	Registration Rights Agreement with Sovereign Holdings Inc., dated as of August 24, 2011 (9)
4.42	Fifth Supplemental Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E, dated February 28, 2013 to Secured Loan Agreement dated August 18, 2008, as amended and supplemented
4.43	Amended and Restated Loan Agreement, dated August 15, 2012 between Top Ships Inc. and Laurasia Trading Ltd.
4.44	Addendum Number 1 dated August 15, 2012 to the Amended and Restated Loan Agreement dated August 15, 2012 between Top Ships Inc. and Laurasia Trading Ltd.
4.45	Supplemental Agreement dated July 8, 2012 between Top Ships Inc. and Shipping Financial Services Inc. to the Credit Facility dated July 1, 2011
4.46	Supplemental Agreement dated July 21, 2012 between Top Ships Inc. and Central Mare Inc. to the Credit Facility dated July 16, 2011.
8.1	List of subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer
13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
___________________
(1)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 18, 2010 (File No. 000-50859)

(2)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(3)	Incorporated by reference to the Company's Current Report on Form 6-K filed on March 9, 2007

(4)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 20, 2007 (File No. 000-50859)

(5)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50589)

(6)	Incorporated by reference to the Company's Registration Statement on Form 8-A (File No. 000-50859)

(7)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 12, 2011 (File No. 000-50859)

(8)	Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form 8-A (File No. 000-50859)

(9)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 11, 2012 (File No. 000-50859)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: April 30, 2013	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Top Ships Inc., Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income/ (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

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

As discussed in Note 2(l) as a result of the Company's decision not to dispose of the entire drybulk fleet the results of drybulk operations were reclassified from discontinued operations to income from continuing operations for the two years ended December 31, 2010 and 2011.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
April 30, 2013

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2011 AND 2012

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2011	2012
ASSETS

CURRENT ASSETS:

Trade accounts receivable	2,671	399
Due from related parties (Note 5)	74	-
Insurance claims	4	-
Advances to various creditors	152	47
Prepayments and other (Note 7)	1,551	1,089
Vessel held for sale (Note 4)	10,414	25,200

Total current assets	14,866	26,735

FIXED ASSETS:

Vessels, net (Notes 8)	265,019	177,292
Other fixed assets, net (Note 5)	3,161	1,851

Total fixed assets	268,180	179,143

OTHER NON CURRENT ASSETS:

Other long term receivable (Note 19)	1,841	-
Restricted cash (Note 9)	11,486	5,537

Total assets	296,373	211,415

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of debt (Note 9)	171,437	150,395
Debt from related parties (Note 9)	2,543	2,632
Debt related to vessel held for sale (Note 9)	19,769	19,592
Current portion of financial instruments (Note 17)	8,467	5,811
Due to related parties	1,563	2,150
Accounts payable	8,156	3,732
Accrued liabilities	5,682	6,659
Unearned revenue	2,072	2,659

Total current liabilities	219,689	193,630

NON-CURRENT LIABILITIES:

Other non-current liabilities (Note 20)	-	4,706

Total non-current liabilities	-	4,706

COMMITMENTS AND CONTINGENCIES (Note 10)

Total liabilities	219,689	198,336

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 17,147,534 shares issued and outstanding at December 31, 2011 and December 31, 2012 (Note 11)	171	172
Additional paid-in capital (Note 11)	292,583	292,961
Accumulated other comprehensive income	37	37
Accumulated deficit	(216,107)	(280,091)

Total stockholders' equity	76,684	13,079

Total liabilities and stockholders' equity	296,373	211,415

The accompanying notes are an integral part of these consolidated financial statements.

	2010	2011	2012
TOP SHIPS INC. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (Expressed in thousands of U.S. Dollars - except share and per share data)

REVENUES:

Revenues	90,875	79,723	31,428
Other Income	-	872	-

EXPENSES:

Voyage expenses (Note 14)	2,468	7,743	1,023
Charter hire expense (Note 6)	480	2,380	-
Lease termination expense (Note 6)	-	5,750	-
Vessel operating expenses (Note 14)	12,853	10,368	814
Dry-docking costs	4,103	1,327	-
Vessel depreciation (Note 8)	32,376	25,327	11,458
Management fees-third parties	159	439	-
Management fees-related parties (Note 1, 5)	3,131	5,730	2,345
General and administrative expenses	18,142	15,364	7,078
(Gain)/loss on sale of vessels (Note 8)	(5,101)	62,543	-
Impairment on vessels	-	114,674	61,484

Operating income (loss)	22,264	(171,050)	(52,774)

OTHER INCOME (EXPENSES):

Interest and finance costs (Notes 9 and 15)	(14,776)	(16,283)	(9,345)
Loss on financial instruments (Note 17)	(5,057)	(1,793)	(447)
Interest income	136	95	175
Other, net	(54)	(81)	(1,593)

Total other expenses, net	(19,751)	(18,062)	(11,210)

Net income (loss)	2,513	(189,112)	(63,984)
Other Comprehensive income / (loss)	(51)	-	-
Comprehensive income / (loss)	2,462	(189,112)	(63,984)

Earnings (loss) per common share, basic and diluted (Note 13)	0.82	(30.00)	(3.77)

Weighted average common shares outstanding, basic and diluted	3,075,278	6,304,679	16,989,585

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Expressed in thousands of U.S. Dollars - except share and per share data)

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Accumulated
	# of Shares	Par Value	Capital	(Loss) Income	Deficit	Total
BALANCE, December 31, 2009	3,289,469	33	276,583	88	(29,508)	247,196

Net Income	-	-		-	2,513	2.513
Stock based compensation	130,598	1	2,023			2.024
Equity component of convertible loans			3,800			3.800
- Accumulated unrecognized actuarial loss				(51)		(51)
Comprehensive Income						-

BALANCE, December 31, 2010	3,420,067	34	282,406	37	(26,995)	255,482

Net Income					(189,112)	(189,112)
Stock based compensation	49,967		1,412			1,412
Equity component of convertible loans			2,000			2,000
Cancellation of fractional shares	(17)	-				-
Issuance of common stock, net	13,677,517	137	6,765			6,902
Comprehensive Loss						-

BALANCE, December 31, 2011	17,147,534	171	292,583	37	(216,107)	76,684
Net Income					(63,984)	(63,984)
Stock based compensation		1	378			379
Comprehensive Income

BALANCE, December 31, 2012	17,147,534	172	292,961	37	(280,091)	13,079

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Expressed in thousands of U.S. Dollars)
	2010	2011	2012
Cash Flows provided by Operating Activities:

Net income (loss)	2,513	(189,112)	(63,984)
Adjustments to reconcile net (loss) income to net cash
provided by operating activities:
Depreciation	33,864	27,156	12,510
Amortization and write off of deferred financing costs	1,946	2,234	1,437
Amortization of debt discount	1,464	3,965	371
Translation gain of foreign currency denominated loan	(159)	(294)	70
Stock-based compensation expense	2,024	1,412	378
Change in fair value of financial instruments	(865)	(2,835)	(2,656)
Loss on sale of other fixed assets	54	81	178
(Gain)/loss on sale of vessels	(5,101)	62,543
Vessels impairment charge	-	114,674	61,484
Provision for doubtful accounts	160	-	256
Increase (Decrease) in:
Trade accounts receivable	(314)	(2,189)	1,281
Deferred vessel lease payments	(543)	543
Insurance claims	(1,127)	(876)	4
Inventories	(171)	660
Advances to various creditors	308	(57)	105
Prepayments and other	243	632	462
Due from related parties	-	(74)	74
Other long term receivable	-	(1,841)	1,841
Increase (Decrease) in:
Due to related Parties	1,797	(234)	587
Accounts payable	663	2,473	(4,426)
Other non-current liabilities	-	-	4,706
Accrued liabilities	(658)	(75)	(136)
Unearned revenue	(496)	(3,007)	587

Net Cash provided by Operating Activities	35,602	15,779	15,129

Cash Flows provided by Investing Activities:

Vessel acquisitions	511	-	-
Insurance claims recoveries	1,310	872	-
Decrease / (increase) in restricted cash	4,600	6,158	5,949
Net proceeds from sale of vessels	19,473	118,220
Net proceeds from sale of other fixed assets	254	35	60
Acquisition of other fixed assets	(416)	(356)	(7)

Net Cash provided by Investing Activities	25,732	124,929	6,002

Cash Flows (used in) Financing Activities:

Proceeds from convertible debt	4,000	2,000	-
Proceeds from debt		2,782	500
Principal payments of debt	(40,674)	(27,637)	(16,656)
Prepayment of debt	(23,950)	(124,000)	(4,975)
Financial instrument termination payments	-	(364)	-
Proceeds from issuance of common stock, net of issuance costs	(27)	6,833	-
Repurchase and cancellation of common stock	-	-
Payment of financing costs	(842)	(616)	-

Net Cash used in Financing Activities	(61,493)	(141,002)	(21,131)

Effect of exchange rate changes on cash	159	294	-

Net decrease in cash and cash equivalents	(159)	(294)	-

Cash and cash equivalents at beginning of year	-	-	-

Cash and cash equivalents at end of the period	-	-	-

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid net of capitalized interest	11,476	10,180	6,837

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Amounts owed for capital expenditures at the end of year	14	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

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

Top Ships Inc. is the sole owner of all outstanding shares of the following subsidiaries with vessels in operations, vessels under lease and other active companies as of December 31, 2012. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

	Shipowning Companies with vessels in operations at December 31, 2012	Date of Incorporation	Country of Incorporation	Vessel
1	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	Evian (acquired February 2008) (Note 8)
2	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	Miss Marilena (delivered February 2009) (Note 8)
3	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	Lichtenstein (delivered February 2009) (Note 8)
4	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	UACC Sila (delivered March 2009) (Note 8)
5	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	UACC Shams (delivered March 2009) (Note 8)
6	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	Britto (delivered May 2009) (Note 8)
7	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	Hongbo (delivered August 2009) (Note 8)

	Other Companies	Date of Incorporation	Country of Incorporation	Activity
8	TOP Tanker Management Inc.	May 2004	Marshall Islands	Management Company
9	Top Tankers (U.K) Limited	January 2005	England and Wales	Representative office in London- Dissolved in January 2013

The Company is an international provider of worldwide seaborne crude oil and petroleum products transportation services and of drybulk transportation services, through the ownership and operation of the vessels mentioned above.

During 2010, 2011, and 2012, three, five and three charterers individually accounted for more than 10% of the Company's revenues as follows:

Charterer	Year Ended December 31,
	2010	2011	2012
A	-	11%	-
B	19%	-	-
C	17%	20%	51%
D	16%	12%	-
E	-	12%	-
F	-	13%	-
G	-	-	21%
H	-	-	17%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Management of Company Vessels

As of December 31 2012, the Company had outsourced to Central Mare Inc., a related party controlled by the family of the Company's Chief Executive Officer, all operational, technical and commercial functions relating to the chartering and operation of Company vessels, pursuant to a letter agreement concluded between Central Mare and the Company and management agreements concluded between Central Mare and the Company's vessel-owning subsidiaries on July 1, 2010.  The letter agreement was amended on January 1, 2012 resulting in a decrease in the fixed management fees (accounting and reporting fee), with all other terms remaining unchanged (see Note 5). The letter agreement was amended again on January 1, 2013 resulting in a decrease in the variable management fees to $250 per vessel per day that will include operational, technical and commercial functions, services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company's maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations, the provision of information-system related services, commercial operations and freight collection services, with all other terms remaining unchanged

In relation to M/T Delos in 2010 the Company had outsourced technical management and crewing to Titan Owning Company Ltd ("TMS Tankers"), a related party in 2010, but from 2011 onwards an unrelated party, whereas operational monitoring of the vessel was outsourced to Central Mare, a related party, both agreements effective from October 1, 2010. In June 1, 2011 the Company transferred the full management of M/T Delos to International Ship Management, a related party (Note 5) up to the date of the vessels lease termination on October 15, 2011.

Up to July 1, 2010, TOP Tanker Management Inc. was responsible for all of the chartering, operational and technical management of the Company's fleet for a fixed monthly fee per vessel.

Top Tanker Management Inc. had been subcontracting the day to day technical management of certain vessels to unaffiliated ship management companies (collectively the "sub-managers"). The sub-managers provided day to day operational and technical services to the Company's vessels at a fixed monthly fee per vessel. The last agreement with the sub-managers V. Ships Management Limited was terminated on July 10, 2010 and the agreement with Interorient Maritime Enterprises Inc. was also terminated on June 30, 2010.

As of December 31, 2011 and 2012 the amount due to the sub-managers totaled $447 and $0 respectively and is included in Accounts Payable in the accompanying consolidated balance sheets.

As of December 31, 2011 and 2012 the net amount due to Central Mare was $1,553 and $2,150 respectively and is included in Due to related parties, which are separately presented in the accompanying consolidated balance sheets (Note 5). Also as of December 31, 2011 and 2012 the amount due to International Ship management was $8 and $0 respectively, and is included in Due to related parties, which is separately presented in the accompanying consolidated condensed balance sheets (Note 5). Together these payables comprise of the Due to related parties line item.

Management fees paid to related parties and management fees paid to third parties are being presented separately in the accompanying consolidated statements of operations and are summarized as follows:

	December 31, 2010	December 31, 2011	December 31, 2012
Management Fees –Related Parties
Central Mare Inc (Note 5)	1,666	5,575	2,345
TMS Tankers *	138	-	-
International Shipmanagement Inc	-	155	-
Total	1,804	5,730	2,345
Management Fees –Third Parties
ST Shipping and Transport Pte. Limited	9	10	-
TMS Tankers	-	384	-
Heidmar Inc	-	45	-
Interorient	11	-	-
V. Ships Management limited	99	-	-
Total	119	439	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

* TMS Tankers was a related party in 2010, but it is no longer a related party as of December 31, 2011 and December 31, 2012, since TMS's shareholders own less than 5% of the shares of the Company.

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

(c)
Foreign Currency Translation: The Company's functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Losses from foreign currency translation amounted to $154 and $48 for the years ended December 31, 2011 and 2012 respectively and are reflected in General and administrative expenses in the accompanying consolidated statement of comprehensive income/(loss).

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)
Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as an overall cash position as part of a loan agreement, as restricted (Note 9).

(f)
Trade Accounts Receivable, net: The amount shown as Trade Accounts Receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2011 and 2012 totaled $1,187 and $576, and is summarized as follows:

Provision for doubtful accounts
Balance, December 31, 2010	1,389
—Additions	-
—Reversals / write-offs	(202)
Balance, December 31, 2011	1,187
—Additions	20
—Reversals / write-offs	(631)
Balance, December 31, 2012	576

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

(i)
Vessel Cost:  Vessels are stated at cost, which consists of the contract price, pre-delivery costs incurred during the construction of new buildings, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery costs).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income/(loss).

(j)
Impairment of Long-Lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels (notes 4 and 8).

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

During the year-end December 31, 2011, the Company, except for the Evian which was classified as held for sale, had sold all its drybulk vessels.  As such, at December 31, 2011, the Company determined that the drybulk segment was a component that met the requirements for discontinued operations presentation.  On December 31, 2012 the Company determined not to discontinue its drybulk operations (Note 21) through the decision to hold and use the Evian. Hence the revenues and expenses for all drybulk vessels have been reclassified to continuing operations for all periods presented in the consolidated financial statements.

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

Description	Useful Life (years)
Leasehold improvements	Until the end of the lease term (December 2024)
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

In September 2010, the Company agreed to revert occupancy in certain areas of the leased office space in Maroussi, by the end of April 2011. As a result of this agreement the Company has made a revision in the useful life of certain leasehold improvements that would have been amortized over the life of the lease. In September 1, 2011, the agreement was amended again and a new monthly rent was renegotiated. It was also agreed to revert occupancy in a larger area of the leased office space. The revision in useful life of these assets resulted in an accelerated depreciation of $565 in 2010 and $931 in 2011 which is included in the statement of comprehensive income/ (loss). On January 1, 2013 the agreement was amended again and a new monthly rent was renegotiated. It was also agreed to revert occupancy in an even larger area of the leased office space and to extend the duration of the lease to December 31, 2024. All other terms of the lease remained unchanged. The revision in useful life of these assets resulted in an accelerated depreciation of $621 in 2012 which is included in the consolidated statement of comprehensive income/ (loss).

(n)
Accounting for Dry-Docking Costs: All dry-docking costs are accounted for under the direct expense method, under which they are expensed as incurred and are reflected separately in the accompanying consolidated statements of comprehensive income/(loss).

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

(p)
Convertible Debt: The Company evaluates debt securities ("Debt") for beneficial conversion features.  A beneficial conversion feature is present when the conversion price per share is less than the market value of the common stock at the commitment date.  The intrinsic value of the feature is then measured as the difference between the conversion price and the market value multiplied by the number of shares into which the Debt is convertible and is recorded as debt discount with an offsetting amount increasing additional paid-in-capital.  The debt discount is accreted to interest expense over the term of the Debt with any unamortized discount recognized as interest expense upon conversion of the Debt. The total intrinsic value of the feature is limited to the proceeds allocated to the Debt instrument. On August 15, 2012 the conversion feature of our bridge loans with Laurasia was terminated and as of December 31, 2012 the Company has no convertible short or long term debt.

(q)
Pension and Retirement Benefit Obligations—Crew:  The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

(r)
Staff leaving Indemnities – Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability, at December 31, 2011 and 2012 amounted to $64 and $11 respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

As is common in the drybulk and tanker shipping industries, the Company pays commissions to ship brokers associated with arranging our charters. The commissions that the Company pays ranges from 1.25% to 7.5% of the total daily charter hire rate of each charter. Commissions are paid by the Company and are recognized over the related charter period and included in voyage expenses.

(t)
Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors, for their services as directors, is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss). The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares, vested and non-vested are measured at fair value, which is equal to the market value of the Company's common stock on the grant date. Compensation cost for awards with graded vesting is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

(u)
Earnings / (Loss)  per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders' by the weighted average number of common shares deemed outstanding during the year. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock  method weighted for the period the non-vested shares were outstanding, with the exception of the 147,244 shares, granted to the Company's CEO, which will vest in the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares (Note 13).  The dilutive effect of convertible debt outstanding shall be reflected in diluted EPS by application of the if-converted method. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be antidilutive.

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

(x)
Financial instruments: Financial liabilities are classified as either financial liabilities at 'fair value through the profit and loss' (FVTPL) or 'other financial liabilities'. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(y)
Recent Accounting Pronouncements: The Company adopted Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income (ASU 2011-05), as amended by ASU 2011-12. This new guidance, among other things, requires companies to present, on a retrospective basis, the components of net income and other comprehensive income ("OCI") either in a single continuous statement of comprehensive income or in two separate but consecutive statements. As a result of the adoption, the Company OCI is presented in a single continuous statement of comprehensive income for each of the years ended December 31, 2012, 2011 and 2010. The adoption of ASU 2011-05, as amended, did not change the Company's consolidated results of operations, financial condition or cash flows for any periods.

There are no other recent accounting pronouncements issued during 2012 whose adoption would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

(z)
Continuing Operations: In December 31, 2012 the Company determined not to discontinue its drybulk operations (Note 21) and hence the consolidated statement of comprehensive income/ (loss) included herein includes revenue and expenses related to both tankers and dry bulk vessels.

(aa)
Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers (i.e. time or bareboat charters) or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The Company does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment.

(ab)
Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to Statement of Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders' equity. The Company has no other comprehensive income/ (loss) and accordingly comprehensive income/(loss) equals net income for the periods presented.

3.        Going Concern:

As of December 31, 2012, the Company was in breach of loan covenants with certain banks relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, book equity and asset cover. As a result of these covenant breaches and due to cross default provisions contained in all of the Company's bank facilities, the Company was in breach of all its loan facilities and has classified all its debt and financial instruments as current. The amount of long term debt and financial instruments that have been reclassified and presented together with current liabilities amount to $172,619 and $5,811 respectively (Note 9).

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern, except for the current classification of debt and financial instruments.

Our operating cash flow for 2013 is expected to increase compared to 2012 since the Company anticipates that the decrease in revenue due to the planned sale of the UACC Sila will be less than the decrease in expenses as a result of management's cost cutting initiatives including the unwinding and reduction of office lease agreements, the reduction of management fees and the reduction of the cost for the provision of the Company's executive officers from Central Mare.

Based on the Company's cash flow projections for 2013, cash provided by operating activities will not be sufficient to cover scheduled debt repayments as of December 31, 2012. As of the date of this report, the Company is current in its debt and interest payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The Company intends to take certain actions during 2013 in an effort to improve its liquidity.  Such actions may include the reduction of expenses, negotiations to defer part of the Company's debt repayments into future years, equity or debt offerings and/or asset sales.

4.        Assets Held for Sale:

As of December 31, 2011, the Company classified the vessel M/V Evian as held for sale. On December 31, 2012 the Company re-assessed its plan for the sale of the M/V Evian and re-classified the vessel as held for use (see Note 21).

As of December 31, 2012, the M/T UACC Sila met the criteria to classify as held for sale at December 31, 2012. Consequently the Company treated the vessel as held for sale and classified it as a short term asset measured at the lower of the carrying amount and fair value less costs to sell as determined by the Company and supported by an unrelated third party offer to buy the vessel. The related loan was also classified as short term in a separate balance sheet line from other short term debt. Furthermore, the Company recognized an impairment charge of $16,978 to reduce the carrying value to the fair value less costs to sell that is included in the accompanying statements of consolidated income/ (loss) The Company signed a Memorandum of Agreement with a non-related party on March 27, 2013 for a contracted sales price of $ 26,000 and expects to deliver the vessel to its new owners on April 30, 2013.

5.	Transactions with Related Parties:

(a)
Pyramis Technical Co. S.A.: Pyramis Technical Co. S.A. is wholly owned by the father of the Company's Chief Executive Officer and has been responsible for the renovation of the Company's premises. During the year ended December 31, 2012 Euro 3,741 or $4,937 (2011: Euro 3,741 or $4,840) was paid up to December 31, 2012 and is included in renovation works which are included in "Other fixed assets, net", which are separately presented in the accompanying consolidated balance sheet.

(b)
Central Mare Inc. ("Central Mare") – Letter Agreement and Management Agreements: on May 12, 2010, the Company's Board of Directors agreed to outsource all of the commercial and technical management of the Company's vessels to Central Mare Inc., or Central Mare, a related party controlled by the family of the Company's Chief Executive Officer, on a timeline that was determined by its executive officers in consideration of the vessels' schedule. Since July 1, 2010 Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of the Company vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships as well as management agreements concluded between Central Mare and the vessel-owning subsidiaries.

The Company pays a management fee of Euro 689.6 or approximately $910 per day per vessel that is employed under a time or voyage charter and a management fee of Euro 265.2 or approximately $350 per day per vessel that is employed under a bareboat charter. In addition, the management agreements provide for payment to Central Mare of: (i) a fee of Euro 106.1 or approximately $140 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 530.5 or approximately $700 per day for superintendent visits; (iii) a chartering commission of 0.75% on all existing (as of July 1, 2010) freight, hire and demurrage revenues; (iv) a chartering commission of 1.25% on all new (concluded after July 1, 2010) freight, hire and demurrage revenues; (v) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; (vi) a quarterly fee of Euro 100,000 or approximately $131,970 for the services rendered in relation to the Company's maintenance of proper books and records; (vii) a quarterly fee of Euro 25,000 or $32,993 for services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations; (viii) a commission of 0.2% on derivative agreements and loan financing or refinancing; (ix) a newbuilding supervision fee of Euro 424,360 or approximately $560,028  per newbuilding vessel and (x) an annual fee of Euro 10,609 or approximately $14,001 per vessel, for the provision of information-system related services.

Central Mare also provides commercial operations and freight collection services in exchange for a fee of Euro 95.5 or approximately $126 per day per vessel. Central Mare provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% of the total insurance premiums. Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 159.7 or approximately $211 per person per eight-hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the Company will be reimbursed to Central Mare at cost.

These agreements have an initial term of five years after which they will continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Pursuant to the terms of the management agreements, all fees payable to Central Mare are adjusted upwards 3% per annum on each anniversary date of the agreement. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

The Letter Agreement was amended on January 1, 2012 to reduce management fees paid by the Company to Central Mare by approximately 35% for the services rendered in relation to the Company's maintenance of proper books and records and for services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations. The letter agreement was amended again on January 1, 2013 resulting in a decrease in the variable management fees to $250 per vessel per day that will include operational, technical and commercial functions, services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company's maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations, the provision of information-system related services, commercial operations and freight collection services, with all other terms remaining unchanged.

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

d)
Central Mare Inc. ("Central Mare") – Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare furnishes the Company with its executive officers. These agreements were entered into in exchange for terminating prior agreements.

Under the terms of the agreement for the Company's Chief Executive Officer, the Company is obligated to pay annual base salary, a minimum cash bonus and stock compensation of 50,000 common shares of the Company to be issued at the end of each calendar year (see Note 12).

The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Executive Vice President and Chairman, the Company is obligated to pay annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expired on August 31, 2011; however the agreement shall  automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Chief Financial Officer, the Company is obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2012; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Chief Technical Officer, the Company is obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2011, however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years' annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

On March 1, 2011, the Company entered into an agreement with Central Mare pursuant to which, Central Mare furnishes certain administrative employees. Under the terms of this agreement the Company is obligated to pay an annual base salary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

On July 1, 2012 the Executive Officers and Other Personnel Agreements were amended and the salaries of the executive officers were reduced as was the number of administrative employees provided.

As of December 31, 2012 the net amount due to Central Mare was $2,150 and is included in Due to related parties, which are separately presented in the accompanying consolidated balance sheets. The amount concerns $797 related to executive officers and other personnel expenses, $1,013 related to commissions on charter hire agreements and sale and purchase of vessels and $340 that relates to management fees.

The fees charged by Central Mare for the year ended December 31, 2011 and 2012 are as follows:

	Year Ended December 31,
	2011	2012
Management Fees	$5,575	$2,345	Management fees related party - Statement of comprehensive income/ (loss)
Executive officers and other personnel expenses	$5,405	$2,349	General and administrative expenses - Statement of comprehensive income/ (loss)
Superintendent Fees	$184	$29	Vessel operating expenses - Statement of comprehensive income/ (loss)
	$39	-	Dry-docking costs - Statement of comprehensive income/ (loss)
Commission for sale of vessels	$1,216	-
Commission on charter hire agreements	$672	$275	Voyage expenses - Statement of comprehensive income/ (loss)
Total	$13,901	$4,998

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The Company has accounted for the Sovereign Equity Line Transaction as a freestanding financial instrument settled in its common stock. As such, the obligation has been recognized in the balance sheet at fair value. The Company has recorded all changes in its fair value in earnings.

Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings.

(f)
Central Shipping Monaco SAM: On September 21, 2011, the Company entered into a lease agreement for one year for the provision of office space in Monaco, effective from October 1, 2011 with Central Shipping Monaco SAM, a related party controlled by the family of the Company's Chief Executive Officer and President. The monthly rent as of December 31, 2012 is Euro 5 or $7 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2012) adjusted annually by 3% and the yearly charge for utilities is Euro 4 or $5 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2012). This agreement was extended up to December 12, 2012 and then terminated. This termination did not result in any additional fees or costs.

(g)
Central Mare Inc. ("Central Mare") – Credit Facility: On July 16, 2011 the Company entered into an unsecured credit facility with Central Mare for Euro 1,800 ($2,372 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012) to be used for general working capital purposes. The Company has undertaken to repay the loan within twelve months of its receipt, however the loan was extended on July 21, 2012 for another twelve months. The loan bears interest at a rate of 8%.

(h)
Shipping Financial Services Inc Credit Facility: On July 1, 2011 the Company entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 350 ($ 461 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012) to be used for general working capital purposes. The Company has undertaken to repay the loan within twelve months of its receipt, however the loan was extended on July 8, 2012 for another twelve months. The loan bears interest at a rate of 8% per annum.

6.         Leases:

A. LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSEE

i)         Operating Lease M/T Delos:

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

During the years ended December 31, 2010, 2011 and 2012, lease payments relating to the bareboat charters of the vessel were $480, $2,380 and $0, respectively and are included in Charter hire expense in the accompanying consolidated statements of comprehensive income/(loss). On October 15, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750 included in "Lease Termination Expense" in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2011. As of December 31, 2012, the outstanding amount of the termination fee was $5,306.

ii)        Office lease:

In January 2006, Top Tanker Management entered into an agreement to lease office space in Athens, Greece, with an unrelated party. In September 2010 the agreement was amended and the new monthly rent starting then was renegotiated down to Euro 41 or $55 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) and it was agreed to revert occupancy in certain areas of the leased office space by the end of April 2011, with all other terms remaining unchanged. In September 1, 2011, the agreement was amended again and the new monthly rent was renegotiated down to Euro 8 or $10 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2012). It was also agreed to revert occupancy in a larger area of the leased office space. General and administrative expenses for the years ended December 31, 2010, 2011 and 2012 include $1,653, $531 and $127, respectively, for rent expense. In January 1, 2013, the agreement was amended again and the new monthly rent was renegotiated down to Euro 2.5 or $3.3 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2012) and the annual adjustment for inflation increase plus 1% clause was removed. It was also agreed to revert occupancy in an even larger area of the leased office space and to extend the duration of the lease to December 31, 2024. All other terms of the lease remained unchanged.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

In May 2007, Top Tankers (U.K) Limited entered into a lease agreement for office space in London. The lease agreement was valid from June 2007 and would continue until either party gave to the other one calendar month written notice. The annual lease was GBP 20 or $32 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009), payable quarterly in advance. In September 2010, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The new lease agreement was valid from September 2010 and would continue until either party gave to the other one calendar month written notice. The new annual lease was GBP 12 or $19 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2012).  This agreement was terminated in September 30, 2012. General and administrative expenses for the years ended December 31, 2010, 2011 and 2012 include $27, $19 and $14, respectively, for rent expense.

In November 2009, Top Ships Inc. entered into a lease agreement for office space in London. The initial agreement was signed on November 15, 2009 and it expired on November 14, 2010. The agreement was extended for another year with all terms remaining unchanged. On November 15, 2011 the agreement was extended for another year with all terms remaining unchanged. Finally the agreement was terminated on June 30, 2012. The monthly rent was GBP 26 or $42 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2012). General and administrative expenses for the year ended December 31, 2010, 2011 and 2012 include $487, $498 and $247 for rent expense.

In September 2011, Top Ships Inc. entered into a lease agreement for office space in Monaco with Central Shipping Monaco SAM, a Company which is controlled by the Company's Chief Executive Officer and President. The monthly rent was Euro 5 or $7 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2012). This agreement was extended up to December 2012 and then terminated. This termination did not result in any additional fees.  General and administrative expenses for the year ended December 31, 2011 and 2012 include $23 and $87 for rent expense respectively.

iii)     Future minimum lease payments:

The Company's future minimum lease payments required to be made after December 31, 2012, related to the existing at December 31, 2012 leases are as follows:

Year ending December 31,	Office Lease
2013	40
2014	40
2015	40
2016	40
2017	40
2018 and thereafter	280
Total	480

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

As of December 31, 2012, the Company operated seven owned vessels, all operating under bareboat charters.

Future minimum time-charter receipts, based on vessels committed to non-cancellable bareboat charter contracts, as of December 31, 2012, are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Year ending December 31,	Time Charter receipts
2013	30,313
2014	30,201
2015	27,758
2016	27,834
2017	27,758
2018 and thereafter	25,658
Total	169,522

On January 11, 2010, the Company announced that it had received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day, rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement.  Furthermore, on January 26, 2011, the Company announced that it had received from the same charterer another decrease in the charter rate to $9,092 per day. The Company examined this unilateral reduction and decided to take all necessary steps to recover the amounts owed since the said charterer was considered to be in breach of the charter. On April 29, 2011 and May 25, 2011 the Company announced that it repossessed the M/T Ionian Wave and M/T Tyrrhenian Wave, respectively, from their previous Charterer and delivered the vessels to a major Charterer under a new bareboat charter for a minimum period of seven (7) years with three successive one-year options at a daily rate of $9,000. The vessels were subsequently renamed to M/T UACC Sila and M/T UACC Shams respectively.

7.       Prepayments and Other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2011	December 31, 2012
Prepaid expenses	334	77
Other receivables	1,217	1,012
Total	1,551	1,089

8.       Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2010	672,010	(76,274)	595,736
—Disposals	(213,239)	32,936	(180,303)
— Vessel held for sale	(10,414)	-	(10,414)
—Impairment	(152,250)	37,577	(114,673)
—Depreciation	0	(25,327)	(25,327)
Balance, December 31, 2011	296,107	(31,088)	265,019
—Reclassified from vessel held for sale	10,414	-	10,414
—Depreciation	-	(11,458)	(11,458)
—Impairment	(104,029)	42,546	(61,483)
— Vessel held for sale	(25,200)		(25,200)
Balance, December 31, 2012	177,292	0	177,292

During 2010, vessel oversupply and market disruptions decreased charter rates and vessel values. These are conditions that the Company considered to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2010 and determined that the carrying amounts of its vessels held for use were recoverable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

In September 2010, the Company entered into an agreement to sell the vessel M/T Dauntless to an unrelated third party for a consideration of $20.1 million. The vessel was delivered to its new owners on November 5, 2010. A gain from the sale of $5,101 was recognized upon vessel's delivery.

In June 2011 the Company tested the M/V Evian for impairment and assigned a high probability to sell the M/V Evian upon the expiration of its charter. This assumption significantly reduced the probability weighted undiscounted expected cash flows, which were determined to be lower than the vessel's carrying value. Consequently the Company wrote the vessel down to fair value less costs to sell and recognized an impairment charge of $32,076. In December 2011 the Company classified the M/V Evian as held for sale (see note 21) and wrote the vessel down to fair value less costs to sell, resulting in an additional impairment charge of $13,034.

In July 2011, the Company entered into an agreement to sell the vessel M/V Astrale to an unrelated third party for a consideration of $23,000. The vessel was delivered to its new owners on July 26, 2011. The Company recorded an impairment charge of $40,023 to write down the carrying amount of the vessel to fair market value less costs to sell.

In July 2011, the Company entered into an agreement to sell the vessel M/V Amalfi to an unrelated third party for a consideration of $18,000. The vessel was delivered to its new owners on August 31, 2011. The Company recorded an impairment charge of $29,541 to write down the carrying amount of the vessel to fair market value less costs to sell.

In September 2011, the Company entered into an agreement to sell the vessel M/V Cyclades to an unrelated third party for a consideration of $20,510. The vessel was delivered to its new owners on November 1, 2011. A loss from the sale of $39,960 was recognized upon vessel's delivery, which is included in the Company's consolidated statement of comprehensive income/ (loss).

In November 2011, the Company entered into an agreement to sell the vessel M/T Ioannis P. to an unrelated third party for a consideration of $23,500. The vessel was delivered to its new owners on November 21, 2011. A gain from the sale of $2,642 was recognized upon vessel's delivery, which is included in the Company's consolidated statement of comprehensive income/ (loss).

In December 2011, the Company entered into an agreement to sell the vessel M/V Pepito to an unrelated third party for a consideration of $36,617. The vessel was delivered to its new owners on December 29, 2011. A loss from the sale of $25,225 was recognized upon vessel's delivery, which is included in the Company's consolidated statement of comprehensive income/ (loss).

During 2012, vessel oversupply decreased charter rates and further decreased vessel values. These are conditions that the Company considered to be indicators of potential impairment for its vessels. In December 2012, the Company tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and assigned a medium probability to sell them. This assumption together with the deteriorating charter rates significantly reduced the probability weighted undiscounted expected cash flows, which were determined to be lower than the vessels carrying values. Consequently, the Company wrote the vessels down to their fair values and recognized an impairment charge of $46,592 (see Note 17).

In December 2012 the Company reclassified the M/V Evian as held and used resulting from its assessment that the vessel would not be sold and that it would continue to earn revenue within the following year and measured the vessel at its fair value, resulting in a write-up of $2,086 (see Note 17).

In December 2012 the Company classified the M/T UACC Sila as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an impairment charge of $16,978 (see Note 4).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

9.       Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower / Vessel(s)	December 31,	December 31,
	2011	2012
HSH
Warhol / Miss Marilena	32,932	29,456
Indiana / Tyrrhenian Wave	23,911	21,224
Britto / Britto	29,500	26,393
Jeke / Evian (ex Papillon)*		15,662
DVB
Banksy / Ionian Wave**	21,110	-
Hongbo / Hongbo	26,306	24,289
Hongbo / Bridge Loan	4,928	3,520
ALPHA
Lichtenstein / Lichtenstein	29,179	26,819
LAURASIA TRADING***
The Company	3,942	3,032
Debt Discount	(371)
LOANS FROM RELATED PARTIES
CENTRAL MARE INC
The Company	2,147	2,218
SHIPPING FINANCIAL SERVICES INC
The Company	396	414
Total	173,980	153,027
Less-current portion	(173,980)	(153,027)

Borrower / Vessel(s)	December 31,	December 31,
	2011	2012
Jeke / Evian (ex Papillon)*	19,769	-
Banksy / Ionian Wave**	-	19,592
Debt related to Vessel held for sale	19,769	19,592
*M/V Evian as of December 31, 2011 was classified as held for sale, while as of December 31, 2012 it is classified as held for use.
**M/T UACC Sila as of December 31, 2012 was classified as held for sale.
***The Laurasia Trading facility was presented under Convertible Loans as of December 31, 2010 and 2011 but the conversion feature was cancelled on August 15, 2012

(a) HSH:

As of December 31, 2011, the Company's subsidiaries had a total outstanding balance with HSH of $107,277, excluding unamortized financing fees of $1,164, under two facilities (bulker financing and product tanker financing). As of December 31, 2012, the Company's subsidiaries had a total outstanding balance with HSH of $93,664, excluding unamortized financing fees of $929, under two facilities (bulker financing and product tanker financing), as follows:

Bulker Financing

M/V Evian: At December 31, 2012, Jeke had a loan outstanding of $15,768, maturing in February 2015, excluding unamortized financing fees of $106, which bears interest at LIBOR plus a margin (as of December 31, 2012 the margin was 3.125%). The applicable interest rate as of December 31, 2012 is 3.44%. On July 26, 2012 the Company executed a letter agreement that enabled it to apply all HSH pledged funds related to the facility as a prepayment, leading to a prepayment of $2,225 in August 2012. The prepayment amount will reduce on a pro-rata basis all future repayments of the facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

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

As of December 31, 2012, the Company was not in compliance with the asset maintenance, the EBITDA, the adjusted net worth and the minimum liquid funds covenants. The facility provides that default rate of two percent (2%) on top of the applicable rate shall apply for as long as there is an event of default. From April 1, 2011, onwards HSH has been charging the default rate of 2% on top of margin, in respect of the covenant breaches. As of the date of this report the Company is in discussion with HSH to resolve the covenant breaches and avoid being charged the default rate.

Product Tanker Financing

Warhol: At December 31, 2012, Warhol had a loan outstanding of $29,712, maturing in February 2019, excluding unamortized financing fees of $256, which bears interest at LIBOR plus a margin (as of December 31, 2012 the margin was 3.75%). The applicable interest rate as of December 31, 2012 is 4.06%.

Indiana: At December 31, 2012, Indiana had a loan outstanding of $21,527, maturing in March 2019, excluding unamortized financing fees of $303, which bears interest at LIBOR plus a margin (as of December 31, 2012 the margin was 3.75%). The applicable interest rate as of December 31, 2012 is 4.06%.

Britto: At December 31, 2012, Britto had a loan outstanding of $26,658, maturing in May 2019, excluding unamortized financing fees of $265, which bears interest at LIBOR plus a margin (as of December 31, 2012 the margin was 3.75%). The applicable interest rate as of December 31, 2012 is 4.06%.

On July 26, 2012 the Company executed a letter agreement that enabled it to apply all HSH pledged funds related to the facility as a prepayment, leading to a prepayment of $1,500 in August 2012 and a prepayment of $750 in September 2012. Prepayments were equally allocated to all three vessels of the facility and the prepayment amounts will reduce on a pro-rata basis all future repayments of the facility. The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. During 2011, the bank used cost of funds instead of LIBOR as this appeared in REUTERS screen at the corresponding electronic pages of KLIEM (Carl Kliem GmgH).

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

As of December 31, 2012, the Company was not in compliance with the asset maintenance, the EBITDA, the adjusted net worth and the minimum liquid funds covenants.  The facility provides that default rate of two percent (2%) on top of the applicable rate shall apply for as long as there is an event of default. From April 1, 2011, onwards HSH has been charging the default rate of 2% on top of margin, in respect of the covenant breaches. As of the date of this report the Company is in discussion with HSH to resolve the covenant breaches and avoid being charged the default rate.

(b)   DVB:

As of December 31, 2011, the Company's subsidiaries had a total outstanding balance with DVB of $53,364, excluding unamortized financing fees of $1,020, under one facility. As of December 31, 2012, the Company's subsidiaries had a total outstanding balance with DVB of $48,247, excluding unamortized financing fees of $846, under one facility, as follows:
Tranche A:

Tranche A-Banksy: As of December 31, 2012, Banksy had a loan outstanding of $20,000, excluding unamortized financing fees of $408, which bears interest at LIBOR plus a margin (as of December 31, 2012 the margin was 1.75%). The applicable interest rate as of December 31, 2012 is 2.31%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Tranche A-Hongbo: As of December 31, 2012, Hongbo had a loan outstanding of $24,727, excluding unamortized financing fees of $438, which bears interest at LIBOR plus a margin (as of December 31, 2012 the margin was 1.55%). The applicable interest rate as of December 31, 2012 is 2.11%.

The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. From January 1, 2012 to May 30, ,2012, the bank used cost of funds instead of LIBOR as this appeared in REUTERS screen at the corresponding electronic pages of KLIEM (Carl Kliem GmgH). From June 12012 to December 312012, the bank continued using cost of funds instead of LIBOR but switched from KLIEM to USD-EURIBOR as this appeared in REUTERS screen.

Tranche B:  On July 31, 2009, the Company amended its $80,000 product tanker facility with DVB in order to take account of a bridge loan (Top Up Loan) of $12,512 used in the financing of the delivery installment of the M/T Hongbo. The bridge loan was payable in full on July 30, 2010. Furthermore, the facility included a cash sweep mechanism whereby 100% of the aggregate of any excess cash being hire earned by M/T Hongbo and M/T Ionian Wave above capital repayments in connection with the relevant loan tranches and interest expenses in connection with relevant tranches and the Top Up Loan, was applied on a quarterly basis as prepayment against the outstanding Top Up Loan, starting on September 16, 2009. During 2009, the Company prepaid a total amount of $1,313 of the Top Up Loan in accordance with the cash sweep mechanism. In March and June 2010, the Company prepaid an additional amount of $550 and $587, respectively.

On December 1, 2010 the Company  entered into an amended agreement with DVB Bank which among other changes, reassigned the distribution of the outstanding loan facility between the two vessels that were financed and cross-collateralized this facility with a then existing Bulker facility. In addition, the Company obtained waivers for covenant breaches until the end of the year 2010 and restructured the loan relating to the acquisition of the product tankers the M/T Ionian Wave and M/T Hongbo part of which, the Top Up Loan, was due to be repaid on July 30, 2010. Pursuant to the term sheet signed ahead of this agreement, the Company made a partial repayment of $7,710 against the Top Up Loan, out of which $3,710 was funded by cash on hand and $4,000 by two unsecured bridge loan financing facilities with unrelated third parties, Laurasia Trading and Santa Lucia Holdings.

As of December 31, 2012 the outstanding amount of the Top Up Loan, renamed to Tranche B, was $3,520, which bears interest at LIBOR plus a margin (as of December 31, 2012 the margin was 1.75%). The applicable interest rate as of December 31, 2012 is 2.31%.

In connection with the July 2009 amendment of the product tanker financing, the Company issued 1,251,240 common shares to Hongbo Shipping Company Limited, a wholly owned subsidiary, who pledged these shares in favor of DVB. The Company is in the process of canceling these common shares.

The facility, as amended on December 1, 2010, contains various financial covenants, including (i) minimum required security cover whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 115% for the first five years, up to August 2014 and 125% thereafter of the outstanding loan (excluding amounts relating to Tranche B) and the fair value of the outstanding swaps, (ii) minimum net asset value of $225,000, calculated on an annual basis, (iii) book equity required to be greater than $180,000, (iv) minimum Free Cash of $25,000 or $500 per vessel ($250 per vessel as cash in hand may be included); and (v) EBITDAR/Interest Expense: minimum 1.50:1.00.

As of December 31, 2012, the Company was in breach of the net asset value, the book equity, the minimum cash balance as well as the cross default provision of the facility as a result of covenant breaches in other credit facilities.  As of the date of this report the Company is in discussions with DVB in relation to covenants.

(c)ALPHA:

As of December 31, 2011, the Company's subsidiaries had a total outstanding balance with ALPHA of $29,400, excluding unamortized financing fees of $221 under one facility. As of December 31, 2012, the Company's subsidiaries had a total outstanding balance with ALPHA of $27,000, excluding unamortized financing fees of $181 under one facility, as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Lichtenstein: At December 31, 2011, Lichtenstein had a loan outstanding of $27,000, maturing in February 2019, excluding unamortized financing fees of $181, which bears interest at LIBOR plus a margin (as of December 31, 2012 the margin was 3%). The applicable interest rate as of December 31, 2012 is 3,25%. On February 28, 2013 the Company entered into a supplemental agreement which increased the quarterly repayments from $600 to $750, effective from February 2013 onwards, and decreased the balloon accordingly. This supplemental agreement also fixed the interest margin of the facility to 3% for the duration of the loan.

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

As of December 31, 2012, the Company was not in compliance with the asset maintenance, the adjusted net worth, the book equity and the minimum cash balance covenants. As of the date of this report the Company is in discussions with ALPHA in relation to covenants.

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

Since the Company's stock price was above the debt conversion price of $4 on August 6, 2010, the conversion feature contains a beneficial share settlement option and in accordance with the Financial Accounting Standards Board's, or FASB's, Codifications topic 470-20 "Debt with Conversion and Other Options" the Company calculated the beneficial conversion feature to be $2,000 at the time of issuance, by multiplying the number of shares into which the debt is convertible by the difference between the conversion price and the market price of the Company's stock at the time of issuance. The Company recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital. The total interest expense related to the facility in the Company's consolidated statement of comprehensive income/ (loss) for the year ended December 31, 2010 was $833 of which $787 is non-cash amortization of the debt discount and $46 is the contractual interest at an interest rate of 6% per year. As of December 31, 2010 the unamortized debt discount was $ 1,213.

On February 15, 2011, the Company entered into an amendment of the initial facility which provides for a new repayment date, specifically, February 15, 2012, with no other change to the terms of the debt or the conversion feature.

On that same date the Company also entered into a new unsecured bridge loan facility for $2,000. The Company had undertaken to repay the loan by February 15, 2012 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility would have been payable in cash at the same date. In the case repayment or part repayment would have been made in shares, the number of shares would have been calculated as the dollar amount of the liability as of the repayment date divided by $4. The total shareholding of Laurasia, resulting from both facilities, couldn't have had exceed 15% of the Company's total number of outstanding shares due to anti-takeover provisions in the Company's Stockholders Rights Agreement unless the board would have specifically agreed to allow a shareholder to exceed such limit. The loan bared an interest of 8.0% per annum.

On January 20, 2012, the Company amended both Laurasia loans setting the interest for both facilities to 8% and extending maturity to August 15, 2012, with no other change to the terms of the debt or the conversion feature.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

On August 15, 2012, the Company amended both Laurasia loans and consolidated them in one facility without a debt conversion feature. Furthermore the Company assigned a long-term receivable (see note 19) to Laurasia in return for a $750 reduction in principal outstanding. Finally the Laurasia loan was extended for one more year to August 15, 2013, with no other changes in the terms.

The total interest expense related to the facility in the Company's consolidated statement of comprehensive income/ (loss)for the year ended December 31, 2012 was $667 of which $371 is non-cash amortization of the debt discount and $296 is the contractual interest. As of December 31, 2012, the unamortized debt discount was $0.

As of December 31, 2011 and 2012, the outstanding amount was $4 and $3.25 million respectively.

Shipping Financial Services Inc Credit Facility:

On July 1, 2011 the Company entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 350 ($ 462 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012) to be used for general working capital purposes. The Company had undertaken to repay the loan within 12 months of its receipt, however the loan was extended on July 8, 2012 and is now due to be repaid on July 8, 2013. The loan bears interest at a rate of 8% per annum. As of December 31, 2011, the outstanding amount was Euro 350 ($ 453 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2011). As of December 31, 2012, the outstanding amount was Euro 350 ($462 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012). Related party interest expense for the years ended December 31, 2011 and 2012 incurred in connection with this credit facility, amounted to $17,468 and $36,095 respectively and is included in interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss) (Note 15).

Central Mare Inc Credit Facility:

On July 16, 2011 the Company entered into an unsecured credit facility with Central Mare Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 1,800 ($ 2,375 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012)  to be used for general working capital purposes. Part of this facility was used to prepay the loan of the MV Astrale following its sale. The Company had undertaken to repay the loan within 12 months of its receipt, however the loan was extended on July 21, 2012 and is now due to be repaid on July 21, 2013. The loan bears interest at a rate of 8%. As of December 31, 2011, the outstanding amount was Euro 1,800 ($ 2,329 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2011). As of December 31, 2012, the outstanding amount was Euro 1,800 ($ 2,375 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012). Related party interest expense for the years ended December 31, 2011 and 2012 incurred in connection with this credit facility, amounted to $5,615 and $185,634 respectively and is included in interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss) (Note 15).

Loans Securities: All secured loans are secured as follows:

•     Mortgages over the Company's vessels;
•     Assignments of insurance and earnings of the mortgaged vessels;
•     Corporate guarantee of TOP Ships Inc;
•     Pledge over the earnings accounts of the vessels.

Debt Covenants:

As of December 31, 2012 and 2011, the Company was in breach of loan covenants relating to EBITDA, overall cash position (minimum liquidity covenants), book equity, adjusted net worth, the asset cover with certain banks, as well cross-default covenants with all banks. As a result of these covenant breaches with all the banks, the Company has classified all its debt and financial instruments as current.

Interest Expense: Interest expense for the years ended December 31, 2010, 2011 and 2012, amounted to $11,241, $10,068 and $7,240 respectively and is included in interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss) (Note 15).

Financing Costs: The additions in deferred financing costs amounted to $971 and $1,128 during the years ended December 31, 2011 and 2012. For 2012, this figure is due to the extension of the Laurasia, Central Mare and Shipping Financial Services facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The weighted average interest rates, as of December 31, 2011 and 2012, excluding all swaps, were 4.01% and 3.55%, respectively.

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $44,438 and $15,806 as of December 31, 2011 and 2012, respectively.

Scheduled Principal Repayments: The annual principal payments required to be made after December 31, 2012, are as follows:

Year ending December 31, 2012	Amount
Principal payments	174,998
Excluding unamortized financing fees	(2,379)
172,619

10.      Commitments and Contingencies:

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

Under the SEDA the Company issued an amount of 223,000 shares of common stock. As a result, the Company's common stock and additional paid-in capital were increased by $22 and $2,520, respectively as of December 31, 2009, net of issuance costs. The total net proceeds, after commissions, amounted to $2,936. During 2010 and 2011 until May 2011 when the SEDA agreement was terminated, no further shares have been sold to YA Global under the SEDA.

Reverse Stock Split: On June 24, 2011, the Company effected a 1-for-10 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these consolidated financial statements have been adjusted to reflect this stock split. The par value of the Company's common shares remained unchanged at $0.01 per share.

12.      Stock Incentive Plan:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

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

The following table presents grants pursuant to the Plan's issuance from 2008 onwards:

Grant Date	Number of Shares	Issued to	Vesting Period (according to the way stock based compensation is expensed)
January 22, 2008	197,562	Officers and Employees	proportionately over a period of 4 years
July 1, 2008	50,000	CEO	on the grant date
September 2, 2008	37,500	Non-Executive Directors	proportionately over a period of 5 years
September 4, 2008	147,243	CEO	In the event of change of control
December 21, 2009	30,000	New Non-Executive Directors	proportionately over a period of 5 years
December 21, 2009	50,000	CEO	on the grant date
October 29, 2010	24,999	Officer	15 equal monthly installments (1st vesting on the grant date)
October 29, 2010	49,999	Officer	15 equal monthly installments (1st vesting on the grant date)
December 2, 2010	50,000	CEO	on the grant date
December 1, 2011	50,000	CEO	on the grant date

All share amounts have been adjusted for the 1:3 reverse stock split effected on March 20, 2008 and the 1:10 reverse stock split effected on June 24, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

A summary of the status of the Company's non-vested shares as of December 31, 2012 and movement during the year ended December 31, 2012, is presented below:

	Non-vested Shares	Weighted average grant date fair value
As of January 1, 2012	180,244	$47.95
Vested	(25,500)	$21.86
As of December 31, 2012	154,744	$52.25

The compensation expense recognized in the years ended December 31, 2010, 2011 and 2012 was $2,024, $1,412 and $378 and is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss). As of December 31, 2012, the total unrecognized compensation cost related to non-vested share awards is $51, which is expected to be recognized by September 30, 2013. The weighted average grant date fair value of shares granted, vested and forfeited for the years 2010, 2011 and 2012 was 38.5, 47.95 and 52.25 respectively.

The total fair value of shares vested during the years ended December 31, 2011 and 2012 was $458 and $51 respectively.

The Company estimates the future forfeitures of non-vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

No dividends were paid in the years ended December 31, 2010, 2011 and 2012.

13.      Earnings (loss) Per Common Share:

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

The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2010, 2011 and 2012 are as follows:

	Year Ended December 31,
	2010	2011	2012
Net (loss) income	$2,513	$(189,112)	$(63,984)
Less: Undistributed earnings allocated to non-vested shares	$(177)	$-	$-
Net (loss) income available to common shareholders	$2,336	$(189,112)	$(63,984)

Weighted average common shares outstanding, basic	3,075,278	6,304,679	16,989,585

Weighted average common shares outstanding, diluted	3,077,741	6,304,679	16,989,585

(Loss) income per common share, basic and diluted	$0.82	$(30.00)	$(3.77)

For the years ended December 31 2010, 2011 and 2012, 261,511, 180,244 and 154,744 shares respectively, which constitute the number of non-vested shares as at the end of each year, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

14.      Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are as follows (expressed in thousands of U.S. Dollars):

Voyage Expenses	Year Ended December 31,
	2010	2011	2012
Port charges	(59)	1,141	24
Bunkers	700	4,684	177
Commissions	1,827	1,918	822
Total	2,468	7,743	1,023

Vessel Operating Expenses	Year Ended December 31,
	2010	2011	2012
Crew wages and related costs	6,624	5,415	361
Insurance	2,087	1,165	83
Repairs and maintenance	1,219	1,356	179
Spares and consumable stores	2,862	2,369	184
Taxes (Note 16)	61	63	7
Total	12,853	10,368	814

15.       Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are analyzed as follows (expressed in thousands of U.S. Dollars):

Interest and Finance Costs	Year Ended December 31,
	2010	2011	2012
Interest on debt (Note 9)	11,241	10,068	7,240
Bank charges	124	16	297
Amortization and write-off of financing fees	1,947	2,234	1,437
Amortization of debt discount	1,464	3,965	371
Total	14,776	16,283	9,345

16.      Income Taxes:

Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in vessels' operating expenses in the accompanying consolidated statements of comprehensive income/(loss).

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

Under the regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing more than 50 percent of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of sstock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

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

The estimated fair value of the Company's derivatives, seen below, approximates their carrying values.

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Liability
		December 31, 2012				December 31, 2011**	December 31, 2012
EGNATIA	1	$10,000	7 years	July 3, 2006	4.76%	$(684)	$(222)
HSH NORDBANK	2	$7,332	5 years	March 27, 2008	4.60%	$(375)	$(73)
EMPORIKI	3	$20,000	7 years	March 30, 2008	10.85%	$(3,863)	$(2,785)
HSH NORDBANK	4	$10,599	7 years	July 15, 2008	5.55%	$(1,951)	$(1,591)
HSH NORDBANK	5	$11,346	4 years	June 28, 2010	4.73%	$(1,502)	$(1,140)
		$59,277				$(8,375)	$(5,811)

** Our interest rate swap arrangements as of December 31, 2011 were valued at $8,467. The table above serves to compare the swap agreements that the Company had on December 31, 2012 with their equivalent value on December 31, 2011. The difference between the value of the swap agreements as depicted in the above table and last year's the reported number is $92 and is due to the fact that one of our swaps matured during 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current LIBOR rates. As of December 31, 2012, the Company's outstanding interest rate swaps had a combined notional amount of $59,277.

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

As of December 31, 2012, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated financial statements.

The following tables summarize the valuation of the Company's assets measured at fair value on a non-recurring basis as of December, 31, 2011 and 2012 respectively:

Items Measured at Fair Value on a Nonrecurring Basis
Fair Value Measurements
		Quoted prices	Significant other
		in active markets	observable	Unobservable
	December 31, 2011	for identical assets	inputs	Inputs	Gains/
Non – Recurring Measurements:		Level 1	Level 2	Level 3	(Losses)
Long-lived assets held for sale	$10,414		$10,414		$(45,110)

Items Measured at Fair Value on a Nonrecurring Basis
		Fair Value Measurements
		Quoted prices	Significant other
		in active markets	observable	Unobservable
	December 31, 2012	for identical assets	inputs	Inputs	Gains/
Non – Recurring Measurements:		Level 1	Level 2	Level 3	(Losses)
Long-lived assets held for sale	$25,200		$25,200		$(16,978)
Long-lived assets held and used	$164,792		$164,792		$ (46,592)
Long-lived assets previously held for sale and currently held and used	$12,500		$12,500		$2,086

In accordance with the provisions of relevant guidance, a long-lived asset held for sale with a carrying amount of  $42,178 was written down to its fair value of $25,200, resulting in an impairment charge of $16,978, which is included in the accompanying consolidated statement of comprehensive income/ (loss)for December 31, 2012 (see note 8). The fair value of the impaired vessel was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. As a result, the Company has classified long-lived asset held for sale as Level 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

In accordance with the provisions of relevant guidance, long-lived assets held and used with a carrying amount of $211,384 were written down to their fair value of $164,792, resulting in an impairment charge of $46,592, which was also included in the accompanying consolidated statement of comprehensive income/ (loss)for December 31, 2012 (see note 8).The fair value of the impaired vessels was determined by a combination of market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels, that determined the charter-free vessel value (level 2) and a charter valuation based on the Company's projections employing assumptions used by market participants (level 3). The Company has split its approach in two sections: (i) Charter-free value of the vessel. To determine the charter-free value consists of quotations from well respected brokers regarding vessels with similar characteristics with ours. This market approach is deemed more objective mainly due to the multitude of transactions of comparable assets in the active and liquid shipping S & P market. Valuation inputs from the market approach are considered Level 2 in the fair value hierarchy, since the Company uses a valuation derived from prices in observed transactions. (ii) Value of the charter. The valuation of the attached timecharter on three of our impaired tankers entails the discounting of the differential between the current long period timecharter for a similar vessel and the timecharter already attached to the vessel for the duration of the latter. The source of the current long period timecharter rates are third party independent shipbrokers. Apart from the long period timecharter rates, budgeted operating expenses and the discount rate that the Company uses there are no other assumptions used in the discounting model. The discount rate used by the Company takes into account the cost of equity of the company, the country risk of the charterer's country and the default rate of the charterer. The operating expenses used are management estimates based on the management's experience in operating this type of vessel. The charter valuation, since it entails the use of judgments and assumptions, is individually considered a level 3 approach. However according to ASC 820-10-35-37 (Applying ASU 2011-04) if the level 3 part of the valuation is deemed insignificant (18.7% of the total value is derived from level 3 inputs) from the Company the prevailing level would be level 2, hence the Company characterized the valuation approach as a Level 2 in its entirety.

In accordance with the provisions ASC 360-10-35-44, long-lived assets previously classified as held for sale that are currently classified as held and used with a carrying amount of $10,414 were valued at $12,500, resulting in a write-up of $2,086, which was included in the accompanying consolidated statement of comprehensive income/ (loss)for December 31, 2012 (see note 8). According to the provisions of abovementioned guidance the Company measured (i) the carrying amount of the vessel before it was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the vessel been continuously classified as held and used and (ii) the fair value of the vessel on December 31, 2012, which was the date that the Company decided not to sell the asset. The Company determined that the lower value of the two above measurements was the fair value of the vessel on December 31, 2012 and used that as fair value. The fair value of the vessel on December 31, 2012 was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. As a result, the Company has classified long-lived asset held and used as Level 2.

The following tables summarize the valuation of our financial instruments as of December 31, 2011 and 2012 respectively:

As of December 31, 2011		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$8, 467	-	$8,467	-

As of December 31, 2012		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$5,812	-	$5,812	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The Company's interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in "Gain / (loss) on financial instruments" in its consolidated statement of comprehensive income/ (loss)as well as presents the fair value at the end of each period in the balance sheet. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative losses in the consolidated statements of comprehensive income/(loss) are presented below:

	Liability Derivatives
	December 31, 2011		December 31, 2012
Derivatives not designated as hedging instruments
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities – Current portion of financial instruments	$8,467	Current liabilities – Current portion of financial instruments	$5,811
Total Derivatives not designated as hedging instruments		$8,467		$5,811

		Amount of (Loss) or Gain Recognized in Statement of Comprehensive Income/ (Loss)

Derivative Instruments not designated as hedging instruments	Location of (Loss) or Gain recognized in Income on Derivative	December 31, 2010	December 31, 2011	December 31, 2012
Interest rate swaps	(Loss) / gain on financial instruments	$(865)	$(2,835)	$(2,656)

Total (Loss) / Gain on Derivatives		$(865)	$(2,835)	$(2,656)

The Company has treated the Sovereign transaction as a freestanding financial instrument settled in the Company's common stock according to guidance under ASC 480-10 and as such the obligation is recognized in the balance sheet at fair value with changes in its fair value recorded in earnings. The Company didn't recognize an obligation deriving from the Sovereign financial instrument as of December 31, 2011 since the Company is not obliged in any way to issue shares further shares or draw down the remaining $3 million under the Sovereign Transaction and has made no commitment to Sovereign to do so. Hence the instrument was not valued and hence there were no changes in its fair value to be recorded in earnings. For the same reason, no changes in the Sovereign financial instrument's fair value were recorded in earnings during the year ended December 31, 2012. Finally the Company didn't recognize an obligation deriving from the Sovereign financial instrument as of December 31, 2012 since the Sovereign financial instrument matured in August 25, 2012.

18.      Equity line discount:

As mentioned above the Company effected two transactions under the Sovereign contract (see note 5 "Transactions with Related Parties") in September 1, 2011 and October 19, 2011. The difference between the quoted market price at those dates and the issuance price amounting to $23,406 is recognized in equity under line item "Additional paid-in capital". Changes in the fair value of the obligation, if any, between the drawdown date and share issuance date are recognized in the P&L, but since at both transaction dates the issuance of shares was done on the same day as the drawdown, there is no fair value change in the obligation, hence no effect on the consolidated statement of comprehensive income/ (loss)of the Company.

19.      Other Long Term Receivable

On September 5, 2011 the Company terminated the charter of M/V Cyclades in order to sell the vessel. Since the daily charter rate that the Company was receiving was higher then what the market was paying at the time, the charterer realized a benefit from this termination and hence agreed to pay the Company a termination fee. This termination fee amounted to $4.6 per day and was agreed to be collected over the period of the terminated charter party (i.e. up to February 2, 2014). The balance of this receivable as of December 31, 2011 amounted to $3,074, $1,841 presented under "Other Long-term Receivables" and $1,233 under "Trade accounts receivable".  On August 15, 2012 the Company sold this receivable, which amounted then to $2,165 to the company Laurasia, in return for a $750 reduction of the principal of one of the Laurasia bridge loan facilities (see note 9). The loss on the sale of the receivable was recorded under "Other, Net" in the Company's consolidated statement of comprehensive income / (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

20.      Other Non Current Liabilities

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750 included in "Lease Termination Expense" in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2011. As of December 31, 2012, the outstanding amount of the termination fee was $5,306.

On January 1, 2013 the Company entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 is divided into two tranches, "Tranche A" ($4,500) that will bear interest of 3% plus Libor and "Tranche B" ($806) that will not bear interest. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2013	600
2014	800
2015	800
2016	800
2017	1,500	806
	4,500	806

Finally, according to this agreement the Company will pay monthly Interest payments. As of December 31, 2012 the non-current part of the termination fee is $4,706. This agreement and the negotiations preceding it constitute evidence about conditions that existed at the balance sheet date and hence the Company considers it a recognized subsequent event, since the said agreement is the culmination of conditions that existed over a relatively long period of time.

21.      Continued Operations

In 2007 the Company made an investment in the drybulk sector, and from 2007 to 2010, the Company owned a total of five dry bulk vessels ("Drybulk Business") (three Panamax, one Supramax and one Handymax) under time charters, three of which were scheduled to expire during 2011. The Company had determined that in 2010 it operated under two reportable segments as the chief operating decision maker reviewed drybulk operations separate from that of the tankers and therefore presented operating results accordingly.

Following the sale of four drybulk vessels during 2011 and management's intention to sell M/V Evian, the Company's last dry bulk vessel, the Company determined that as of December 31, 2011,the Drybulk Business should be reflected as discontinued operations.(Note 8).

During 2012, the Company actively marketed M/V Evian but did not receive any suitable offers in order to sell the vessel. In addition, during May 2012 the Company was offered and subsequently signed a bareboat timecharter for the vessel at a rate higher than the prevailing market rates at that time. Thus on this basis the Company decided to change the plan of sale of the M/V Evian and assessed that it will continue to generate revenue (and incur associated costs) from its continuing operations. As a result, the M/V Evian no longer met the criteria to be classified as held for sale and reclassified the vessel as held for use and measured the vessel at its fair value, resulting in a write-up of $2,086. As a result, the Drybulk business was reclassified to continuing operations for all periods presented. In evaluating the ongoing business operations, the Company determined that since tankers and dry bulk carriers have similar economic characteristics and that there is only one dry bulk vessel left, and as the chief operating decision maker reviews operating results solely by revenue per day and operating results of the fleet, the Company concluded that in 2012 they operated under one segment. Therefore, the presentation of the operating results for the year ended December 31, 2011 was modified accordingly.
22.      Subsequent Events

On March 27, 2013 the Company entered into an agreement with an unrelated third party to sell the M/T UACC Sila, which as of December 31, 2012 the Company has classified as held for sale in the accompanying consolidated balance sheets (see Note 4). Since the vessel is classified as held for sale the Company estimates that no significant loss or gain will result from its sale. The vessel was delivered to its new owners on April 30, 2013 and its respective debt was fully repaid.

On April 15, 2013 the Company announced it has received a notice from the bareboat charterer of the M/T "MISS MARILENA" that it will unilaterally reduce the charterhire rate to $10,000 per day starting from April 2013 month and for one year. Pursuant to the charter agreement, the charterer should pay the amount of $14,400 per day. The Company is examining its options for recovery of the amounts contractually owed to it and intends to enforce its right to payment under the charter.

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Balance Sheets
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2011	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	-	-
Due from subsidiaries	266,859	264,697
Other current assets	393	141
Total current assets	267,252	264,838
NON CURRENT ASSETS
Investments in subsidiaries	105,149	52,107
Restricted cash	952	164
Other non-current assets	193	52
Total non-current assets	106,294	52,323
Total assets	373,546	317,161

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of debt	6,113	5,664
Due to subsidiaries	287,901	293,133
Current portion of financial instruments	684	222
Due to related parties-central	727	1,136
Other current liabilities	1,437	3,926
Total current liabilities	296,862	304,081

NON CURRENT LIABILITIES
Other non-current liabilities	-	-
Total non-current liabilities	-	-

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock $0.01 par value; 1,000,000,000 shares authorized
17,147,534 shares issued and outstanding at December 31, 2011 and 2012	171	172
Additional paid-in capital	292,583	292,962
Accumulated other comprehensive income	37	37
Accumulated deficit	(216,107)	(280,091)
Total stockholders' equity	76,684	13,080
Total liabilities and stockholders' equity	373,546	317,161

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2010	2011	2012
EXPENSES
General and administrative expenses	11,591	13,153	5,635
Foreign currency gains, net	(49)	37	59
Operating loss	(11,542)	(13,190)	(5,694)
OTHER (EXPENSES) / INCOME
Interest and finance costs	(3,301)	(5,732)	(2,059)
Loss / (gain) on financial instruments	(1,058)	(300)	24
Interest income	1	1	0
Other, net	-	(37)	688
Total Other (expenses), net	(4,358)	(6,068)	(1,347)
Equity in earnings / (loss) of subsidiaries	18,413	(169,854)	(56,943)
Net Income / (loss)	2,513	(189,112)	(63,984)

Earnings / (loss) per common share, basic and diluted	0.82	(30.00)	(3.77)

Weighted average common shares outstanding, basic	3,075,278	6,304,679	16,989,585

Weighted average common shares outstanding, diluted	3,077,741	6,304,679	16,989,585

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. Dollars)

	December 31,
	2010	2011	2012
Net cash (used in) / provided by Operating Activities	3,921	(6,150)	(844)

Cash flows from Investing Activities
Return of investment from subsidiaries	19,473	24,142	-
Decrease in Restricted cash	52	(531)	788
Acquisition of fixed assets	(177)	(37)
Net proceeds from sale of fixed assets			56
Net cash provided by / (used in) Investing Activities	19,348	23,574	844
Cash flows from Financing Activities
Proceeds from debt	-	2,782	500
Proceeds from convertible debt	4,000	2,000	-
Principal payments of debt	(26,747)	(28,915)	(500)
Issuance of common stock, net of issuance costs	27	6,834	-
Payment of financing costs	(708)	(419)	-
Net cash (used in) Financing Activities	(23,428)	(17,718)	0
Effect of exchange rate changes on cash	159	294	-
Net increase / (decrease) in cash and cash equivalents	(159)	(294)	0
Cash and cash equivalents at beginning of year	0	0	0
Cash and cash equivalents at end of year	0	0	0

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

The Parent Company's subsidiaries made the following distributions to the Parent Company during the years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012
Return on Investment	5,992	3,070	475
Return of Investment	19,473	24,142	-
Total cash from subsidiaries	25,465	27,212	475

The Parent Company is a borrower under the Laurasia, Central Mare and Shipping Financial Services facilities and guarantor under the remaining loans outstanding at December 31, 2012. Refer to Note 9 to the consolidated financial statements.

The principal payments required to be made after December 31, 2012 for these are as follows:

Year ending December 31, 2012	6,087
Less financing fees	(423)
5,664

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $44,438 and $15,806 as of December 31, 2011 and 2012, respectively.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.