Form 20-F/A
period 2012-12-31
TOP SHIPS INC.
filed 2013-05-28
CIK 1296484

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 originally filed with the Securities and Exchange Commission on May 1, 2013 ("2012 Form 20-F"), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

PART III

ITEM 19. EXHIBITS

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

Exhibits	Description

101
The following financial information from Top Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on May 1, 2013, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2011 and 2012;

(2) Consolidated Statements of Comprehensive Income/ (Loss)  for the years ended December 31, 2010, 2011 and 2012;

(3) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2011 and 2012;

(4) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012;

(5) Notes to Consolidated Financial Statements; and

(6) Schedule I – Condensed Financial Information of Top Ships Inc. (Parent Company Only).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: May 28, 2013	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis
President, Chief Executive Officer, and Director