Form 20-F
period 2013-12-31
TOP SHIPS INC.
filed 2014-02-14
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, 17,287,534 shares of Common Stock, par value $0.01 per share, were outstanding.

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

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                      KEY INFORMATION

Unless the context otherwise requires, as used in this report, the terms "Company," "we," "us," and "our" refer to Top Ships Inc. and all of its subsidiaries, and "Top Ships Inc." refer only to Top Ships Inc. and not to its subsidiaries. We use the term deadweight ton or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Throughout this annual report, the conversion from Euros to U.S. dollars is based on the U.S. dollar/Euro exchange rate of 1.379 as of December 31, 2013, unless otherwise specified.

A.           Selected Financial Data

The following table sets forth our selected historical consolidated financial data and other operating data for the years ended December 31, 2009, 2010, 2011, 2012 and 2013. The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, an independent registered public accounting firm.

	Year Ended December 31,
U.S. Dollars in thousands, except per share data	2009	2010	2011	2012	2013
STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)
Revenues	107,979	90,875	79,723	31,428	20,074
Other Income	-	-	872	-	-

Voyage expenses	3,372	2,468	7,743	1,023	663
Charter hire expense	10,827	480	2,380	-	-
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(7,799)	-	-	-	-
Lease termination expense	15,391	-	5,750	-	-
Vessel operating expenses	23,739	12,853	10,368	814	745
Dry-docking costs	4,602	4,103	1,327	-	-
Management fees-third parties	419	159	439	-	-
Management fees-related parties	-	3,131	5,730	2,345	1,351
General and administrative expenses	23,416	18,142	15,364	7,078	3,258
(Gain)/Loss on sale of vessels	-	(5,101)	62,543	-	(14)
Vessel Depreciation	31,585	32,376	25,327	11,458	6,429
Impairment on vessels	36,638	-	114,674	61,484	-
(Gain) on disposal of subsidiaries	-	-	-	-	(1,591)

Operating (loss)/income	(34,211)	22,264	(171,050)	(52,774)	9,233

Interest and finance costs	(13,969)	(14,776)	(16,283)	(9,345)	(7,443)
Loss on derivative financial instruments	(2,081)	(5,057)	(1,793)	(447)	(171)
Interest income	235	136	95	175	131
Other (expense) income, net	(170)	(54)	(81)	(1,593)	(342)

Net (loss) income	(50,196)	2,513	(189,112)	(63,984)	1,408
Other Comprehensive income / (loss)	64	(51)	-	-	-
Comprehensive (loss)/income	(50,132)	2,462	(189,112)	(63,984)	1,408
(Loss) earnings per share, basic and diluted	$(17.78)	$0.82	$(29.99)	$(3.77)	$0.08
Weighted average common shares outstanding, basic	2,823,059	3,075,278	6,304,679	16,989,585	17,061,530
Weighted average common shares outstanding, diluted	2,823,059	3,077,741	6,304,679	16,989,585	17,111,530

	Year Ended December 31,
U.S. dollars in thousands, except fleet data and average daily results	2009	2010	2011	2012	2013
BALANCE SHEET DATA
Current assets	3,787	3,420	14,866	26,735	10,262
Total assets	675,149	622,091	296,373	211,415	27,868
Current liabilities, including current portion of long-term debt	427,953	366,609	219,690	193,630	8,605
Non-Current liabilities	-	-	-	4,706	3,906
Total debt	399,087	337,377	193,749	172,619	-
Common stock	311	322	171	172	174
Stockholders' equity	247,196	255,482	76,684	13,079	14,795

FLEET DATA
Total number of vessels at end of period	13.0	13.0	7.0	7.0	0.0
Average number of vessels(1)	13.7	13.1	11.7	7.0	5.1
Total calendar days for fleet(2)	5,008	4,781	4,281	2,562	1,852
Total available days for fleet(3)	4,813	4,686	4,218	2,546	1,852
Total operating days for fleet(4)	4,775	4,676	4,180	2,544	1,852
Total time charter days for fleet	2,841	2,076	1,109	124	-
Total bareboat charter days for fleet	1,934	2,555	2,551	2,420	1,852
Total spot market days for fleet	-	45	520	-	-
Fleet utilization(5)	99.20%	99.80%	99.1%	99.92%	100.00%

AVERAGE DAILY RESULTS
Time charter equivalent(6)	$21,907	$18,907	$17,220	$11,951	$10,484
Vessel operating expenses(7)	$4,740	$2,688	$2,422	$318	$402
General and administrative expenses(8)	$4,676	$3,795	$3,589	$2,763	$1,759

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

U.S. dollars in thousands, except for total operating days and average daily time charter equivalent	2009	2010	2011	2012	2013
On a consolidated basis
Revenues	$107,979	$90,875	$79,723	$31,428	$20,074
Less:
Voyage expenses	(3,372)	(2,468)	(7,743)	(1,023)	(663)

Time charter equivalent revenues	$104,607	$88,407	$71,980	$30,405	$19,411

Total operating days	4,775	4,676	4,180	2,544	1,852
Average Daily Time Charter Equivalent (TCE)	$21,907	$18,907	$17,220	$11,951	$10,484

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

RISKS RELATED TO OUR INDUSTRY

Our earnings may be adversely affected if we do not successfully employ our vessels once they are delivered.

Given current market conditions, we will seek to deploy our vessels on time and bareboat charters in a manner that will help us achieve a steady flow of earnings. Although period charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, vessels committed to period charters may not be available for spot voyages during an upturn in the tanker or drybulk industry cycle, as the case may be, when spot voyages might be more profitable. If we can't employ our vessels on profitable time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer if rates achieved are not sufficient to cover respective vessel operating and financial expenses.

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

Changes in spot rates and time charters can not only affect the revenues we will receive from operations, but can also affect the value of our vessels, even if they are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker and drybulk market.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels. Factors affecting the supply and demand for our vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in tanker and drybulk industry conditions are also unpredictable. Factors that influence demand for tanker and drybulk vessel capacity include:

•	supply and demand for (i) refined petroleum products and crude oil for tankers and (ii) drybulk commodities for drybulk vessels;

•
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

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather, natural disasters and other acts of God, including hurricanes and typhoons;

•	competition from alternative sources of energy and for other shipping companies and other modes of transportation; and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of ocean-going vessel capacity include:

•	the number of newbuilding deliveries;

•	current and expected purchase orders for vessels;

•	the scrapping rate of older vessels;

•	vessel freight rates;

•	the price of steel and vessel equipment;

•	technological advances in the design and capacity of vessels;

•	potential conversion of vessels to alternative use;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion;

•	the number of vessels that are out of service at a given time; and

•	changes in global crude oil and drybulk commodity production.

The international tanker and drybulk shipping industries have experienced drastic downturns after experiencing historically high charter rates and vessel values in early 2008, and a continued downturn in these markets may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants.

The Baltic Drybulk Index, or BDI, is a U.S. dollar daily average of charter rates that takes into account input from brokers around the world regarding fixtures for various routes, dry cargoes and various drybulk vessel sizes and is issued by the London-based Baltic Exchange (an organization providing maritime market information for the trading and settlement of physical and derivative contracts). The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then.  The BDI recorded a 25-year record low of 647 in 2012.  The decline in charter rates was due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports and vessel oversupply. The decline in charter rates in the drybulk market affected the earnings, the value and, following periodic impairment reviews, the carrying value of our drybulk vessels. As a result, this decline negatively affected asset values, cash flows and liquidity and hence compliance with the covenants contained in our loan agreements. While the BDI has since increased to 1,398 as of January 16, 2014, there can be no assurance that the drybulk charter market will increase further, and the market could decline.

The Baltic Dirty Tanker Index, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and tanker vessel sizes, declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%. While the index rose to 1,222 as of January 16, 2014 there can be no assurance that the crude oil charter market will increase further, and the market could decline. The Baltic Clean Tanker Index fell from 1,509 points as of June 19, 2008, to 345 points as of April 4, 2009. The index rose to 908 as of December 23, 2011, but has since dropped again to 613 as of as of January 16, 2014. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that OPEC and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. Starting from 2009 and up to 2013, the above-mentioned factors affecting the Baltic Dirty and Clean Tanker Indices partially subsided, allowing for the modest recovery of rates and a stabilization of tanker vessel values; however, tanker vessel oversupply has suppressed any increase in rates or values due to increases in crude oil or oil product demand.

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

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. As a result, continued economic slowdown in the Asia Pacific region, especially in Japan and China, may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects.  Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated by government officials to average 7.6% for the year ended December 31, 2013, as compared to approximately 7.8% for the year ended December 31, 2012, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

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

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or at all or operate our vessels profitably; and

•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels will operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

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

 The fair market value of our vessels may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the international tanker and drybulk shipping industries;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	supply and demand for vessels;

•	cost of newbuildings;

•	price of steel;

•	governmental or other regulations; and

•	technological advances.

If we sell any vessel at a time when vessel prices have fallen, the sale price may be less than the vessel's carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount we will evaluate the asset for a potential impairment adjustment and may be required to write down the carrying amount of the vessel in our financial statements and incur a loss and a reduction in earnings, if the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment of Vessels."

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

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels.  The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order as of December 31, 2013, was estimated by market sources to be approximately 20% of the existing global drybulk fleet, with the majority of deliveries expected during 2014 to 2015, although available data with regard to cancellations of existing newbuilding orders or delays of newbuilding deliveries are not always accurate.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil and petroleum products, as well as strong overall economic growth in part of the world economy, including Asia. As of December 31, 2013, newbuilding orders have been placed for an aggregate of approximately 11% of the existing global tanker fleet with the bulk of deliveries expected during 2014 to 2015.

An over-supply of drybulk carrier and/or tanker capacity has already resulted in a reduction of charter hire rates. If further reduction occurs, we may only be able to find a profitable charter for our vessels. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action" ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

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

The continuing conflicts and recent developments in Korea, the Middle East, including Egypt, and North Africa, including Libya, and the presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain financing, to do so on terms unfavorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Currently fuel prices are near historical highs, however fuel may become even more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. When our vessels are under period employment the fuel cost is borne by the charterer.

 RISKS RELATED TO OUR COMPANY

We will not generate any revenues until we take delivery of the newbuilding vessels we have agreed to acquire or identify and acquire other vessels.

We have entered into Memoranda of Agreement, or MOAs, with two entities affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, to purchase two newbuilding product/chemical tankers to be built in Hyundai Mipo Dockyard Co., Ltd. for an aggregate purchase price of $73.25 million. These vessels are expected to be delivered to us in the second quarter of 2014 and the third quarter of 2015. We do not currently have any operating vessels. Until we take delivery of the vessels we have agreed to acquire or identify and acquire additional vessels, we will not generate any revenues. However, we will continue to incur costs related to any efforts to identify other vessels for acquisition, interest expense for any debt we incur and general administrative expenses, including those related to being a public company. As a result, we will incur losses and are unlikely to be able to pay dividends prior to operating our newbuilding vessels or any vessels we may acquire.

Newbuilding projects are subject to risks that could cause delays.

Pursuant to the MOAs, we have agreed to purchase two newbuilding vessels to be built in Hyundai Mipo Dockyard Co., Ltd. with expected delivery in the second quarter of 2014 and the third quarter of 2015.  Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Yards failure to complete the project on time may result in the delay of revenue from the vessel.

If we are unable to obtain financing required to complete payments on our newbuildings, we may lose all or a portion of the payments previously made.

Pursuant to the MOAs, as of December 31, 2013, we have paid a $14.4 million installment to acquire two newbuilding vessels under construction at Hyundai Mipo Dockyard Co., Ltd. Upon delivery of the vessels we will have a remaining installment under the MOAs in the amount of $58.9 million before we take possession of the vessels. We had, as of December 31, 2013, a cash balance of $9.7 million to fund these newbuilding vessels and other newbuilding or secondhand purchases. To fund the delivery installment for Hull S406, we have the option to pay in cash or shares. To fund the delivery installment for Hull S418  and to acquire further vessels, we will be required to use cash or incur borrowings or raise capital through the sale of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.  If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to take delivery of Hull S418 or acquire other newbuilding or secondhand vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due, which may result in a default under our MOA contracts, or otherwise fail to take delivery of our vessel, we would be prevented from realizing potential revenues from this vessel, which could have a material adverse effect on our business, results of operations and financial condition.  Additionally, we could also lose all or a portion of our payments to the sellers that were paid by us and we could be liable for penalties and damages under such contracts. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities.

We are subject to certain risks with respect to our counterparties and contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

In the future we may enter into various contracts, including pooling arrangements, charter agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Due to market conditions, we may sell our newbuilding vessels at a loss.

We have entered into MOAs for one 39,000 dwt product/chemical tanker and one 50,000 dwt product/chemical tanker both to be built at Hyundai Mipo Dockyard Co., Ltd., and we currently own no other vessels. Since the summer of 2008, vessel values in both the drybulk and tanker industries have been very volatile. If vessel values decline, we may decide to sell the newbuilding vessels at a loss that would affect our cash flow and financial condition.

Servicing future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

To finance our fleet expansion program, we intend to incur secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2013, we had no indebtedness. Our future level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of, our indebtedness. Our future debt could also have other significant consequences. For example, it could:

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

Furthermore, our future interest expense could increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet in the future. Our future growth will primarily depend on our ability to:

•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

•	raise equity and obtain required financing for our existing and new operations;

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrate any acquired business successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	enhance our customer base; and

•	manage expansion.

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

Our ability to obtain additional debt financing may be dependent on our ability to charter our newbuilding vessels upon delivery, the performance of our then-existing charters and the creditworthiness of our charterers.

Our inability to charter our newbuilding vessels when they are delivered to us, and the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain financing, or at a higher than anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.

In the highly competitive international tanker and drybulk shipping markets, we may not be able to compete for charters with new entrants or established companies with greater resources.

We will employ our newbuilding product/chemical tankers and any additional vessels we intend to acquire in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker and drybulk vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker and drybulk shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and refined petroleum products and drybulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.

A limited number of financial institutions hold our cash including financial institutions located in Greece.

A limited number of financial institutions, including institutions located in Greece, hold all of our cash. Our bank accounts have been deposited from time to time with banks in Monaco, Germany, United Kingdom and Greece amongst others. Of the financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. These balances are not covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

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

Our Fleet Manager will be responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our newbuilding vessel and all other vessels we acquire. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

When we enter into a time charter or bareboat charter, charter rates under that charter are fixed throughout the term of the charter. If the spot charter rates in the tanker or drybulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our then existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our loan repayment obligations if any, in which case our lenders could choose to accelerate our indebtedness and foreclose their liens, and we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

An increase in operating costs could decrease earnings and available cash.

Vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If any vessels we acquire suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash. In the case of bareboat chartered vessels, operating expenses and loss of hire or freight revenue due to repairs or damages affect the bareboat charterer and not the shipowner, for the duration of the bareboat charter.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, operating and other costs will increase. In the case of bareboat charters, operating costs are borne by the bareboat charterer. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our fleet ages, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We may not have adequate insurance to compensate us if we lose any vessels that we acquire.

We will carry insurance for all vessels we acquire against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes.

In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for the vessels we acquire. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible as well as limitations and exclusions which may nevertheless increase our costs or lower our revenue.

We may be subject to increased premium payments, or calls, if we obtain some of our insurance through protection and indemnity associations.

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

Maritime claimants could arrest vessels we acquire, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more vessels we acquire could result in a significant loss of earnings for the related off-hired period.  In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition vessels we acquire during a period of war or emergency, resulting in loss of earnings.

A government could requisition vessels we acquire for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of any vessels we acquire could negatively impact our revenues should we not receive adequate compensation.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the U.S. is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. Although we have qualified for this statutory exemption in previous taxable years and have taken this position for U.S. federal income tax return reporting purposes and we expect to qualify for the 2013 taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of our common stock, owned in the aggregate 50% or more of the vote and value of such stock, and "qualified shareholders" as defined by the Treasury regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of common stock to preclude the shares in that closely-held block that are not so owned from representing 50% or more of the value of our common stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

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

For our 2013 taxable year, we believe that at least 50% of the average value of our assets consisted of vessels which are bareboat chartered and at least 75% of our gross income was derived from vessels on bareboat charter.  Therefore, we expect to be treated as a PFIC for our 2013 taxable year.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation– U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares.  See "Taxation —U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders as a result of our status as a PFIC.  In addition, as a result of being treated as a PFIC for the 2013 taxable year, any dividends paid by us during 2013 and 2014 will not be eligible to be treated as "qualified dividend income," which would otherwise be eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

Fluctuations in exchange rates could affect our results of operations because we generate a portion of our expenses in currencies other than U.S. dollars.

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly Euros. During 2013, approximately 7.3% of our expenses were in Euros and approximately 0.2% were in currencies other than the U.S. dollar or Euro. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular, the Euro. Should the Euro appreciate relative to the U.S. dollar in future periods, our expenses will increase in U.S. dollar terms, thereby decreasing our net income. We have not hedged these risks and therefore our operating results could suffer as a result.

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

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq National Market, now the Nasdaq Global Select Market, which we refer to as Nasdaq. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2013, the closing price of our common shares experienced a high of $2.40 on July 29, 2013 and a low of $0.74 on March 11, 2013. On August 21, 2012, we received a notification of deficiency from Nasdaq stating that market value of our publicly-held shares fell below certain minimum requirements for listing on the Nasdaq Global Select Market, with a grace period of 180 calendar days to regain compliance. Nasdaq has since notified us that we regained compliance within the applicable grace period. In addition, because the market price of our common shares has dropped below $5.00 per share, brokers generally prohibit shareholders from using such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. Furthermore, if the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our common shares, regardless of our operating performance.

The market price of our common shares is due to a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	market conditions in the shipping industry and the general state of the securities markets;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation;

•	a general or industry-specific decline in the demand for, and price of, shares of our common stock resulting from capital market conditions independent of our operating performance;

•	the loss of any of our key management personnel; and

•	our failure to successfully implement our business plan.

There may not be a continuing public market for you to resell our common shares.

Our common shares began trading in July of 2004 on the Nasdaq National Market, and our common shares currently trade on the Nasdaq Global Select Market; however, an active and liquid public market for our common shares may not continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. As noted above, on August 21, 2012, we received a notification of deficiency from Nasdaq stating that market value of our publicly-held shares fell below certain minimum requirements for listing on the Nasdaq Global Select Market, with a grace period of 180 calendar days to regain compliance. Nasdaq has since notified us that we regained compliance within the applicable grace period.

Further, lack of trading volume in our stock may affect investors' ability to sell their shares.  Our common shares have been experiencing low daily trading volumes in the market. As a result, an investor may be unable to sell all of such investor's shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.

Certain existing stockholders, who hold approximately 53.8% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

As of the day of this report, Sovereign Holdings Inc., or Sovereign, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, owns, directly or indirectly, approximately 53.8% of the outstanding shares of our common stock. Due to the number of shares it owns, Sovereign has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

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

Our issuance of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders' proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on the shares of our common stock may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of the shares of our common stock may decline.

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

RISKS RELATED TO OUR RELATIONSHIP WITH OUR FLEET MANAGER AND ITS AFFILIATES

Upon delivery of vessels we acquire, we will be dependent on our Fleet Manager to perform the day-to-day management of our fleet.

Our executive management team consists of our President and Chief Executive Officer, Evangelos Pistiolis, our Chief Financial Officer, Alexandros Tsirikos, our Executive Vice President, Vangelis Ikonomou, and our Chief Technical Officer, Demetris Souroullas. Upon delivery of our newbuilding vessels or any other vessels we acquire, we expect to subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Our Fleet Manager is a related party controlled by the family of our Chief Executive Officer. We will be dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager's services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

•	continue to operate our vessels and service our customers;

•	renew existing charters upon their expiration;

•	obtain new charters;

•	obtain financing on commercially acceptable terms;

•	obtain insurance on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; and

•	successfully execute our growth strategy.

Our Fleet Manager is a privately held company and there may be limited or no publicly available information about it.

Our Fleet Manager is a privately held company. The ability of our Fleet Manager to provide services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Fleet Manager's financial strength, and there may be limited publicly available information about its financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Manager, even though these problems could have a material adverse effect on us.

Our Fleet Manager may have conflicts of interest between us and its other clients.

Upon delivery of our newbuilding vessels, we expect to subcontract the day-to-day technical and commercial management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Manager. Our Fleet Manager will provide similar services for vessels owned by other shipping companies, and it may provide similar services to companies with which our Fleet Manager is affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager's performance of its obligations to us, on the one hand, and our Fleet Manager's performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

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

Business Development

On July 26, 2011, we sold the M/V Astrale, which resulted in a loss of approximately $40.0 million.

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

On January 1, 2013 we entered into an agreement with the owner of M/T Delos by which the termination fee of $ 5.3 million outstanding as of December 31, 2012 is divided into two tranches; "Tranche A" ($4.5 million) that will bear interest of 3% plus Libor and "Tranche B" ($0.8 million) that will not bear interest. This agreement provides for the repayment of Tranche A and Tranche B up to 2017.

On March 27, 2013, we entered into an agreement with an unrelated third party to sell the M/T UACC Sila for a contracted price of $26 million.  The vessel was delivered to its new owners on April 30, 2013 and its respective debt was fully repaid.

On April 15, 2013, we received a notice from the charterer of the M/T Miss Marilena that it has unilaterally reduced the daily rate payable to us from $14,400 to $11,500 for one year, beginning in April 2013, in violation of our charter agreement. As part of our agreement for securing the charterer's consent for the sale of the shipowning company of the M/T Miss Marilena to an affiliate of the AMCI Poseidon Fund LP, we mutually agreed to waive our claims on any outstanding hire balance.

On October 16, 2013, we sold the shipowning subsidiaries which own the six vessels of our fleet to an affiliate of the AMCI Poseidon Fund LP, for an aggregate cash consideration of approximately $173 million less approximately $135 million in debt and swap obligations of the shipowning companies that were assumed by the buyers.  Following this sale we did not own any operating vessels.

On December 5, 2013, we entered into an MOA to acquire a 39,000 dwt newbuilding product/chemical tanker from an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding is scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the third quarter of 2015. The purchase price of the newbuilding is $35.0 million and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessel.

On December 16, 2013, we entered into an MOA to acquire a 50,000 dwt newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding is scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the first quarter of 2015. The purchase price of the newbuilding is $37.0 million and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessel.

As of December 31, 2013, our fleet consisted of two newbuilding vessels under construction and scheduled for delivery in the first and third quarter of 2015. As of December 31, 2012, our fleet consisted of seven owned vessels, including six Handymax tankers and one Supramax drybulk vessel, with total carrying capacity of 0.35 million dwt.

In February 6, 2014 we agreed to cancel the MOA we had entered into in December 16, 2013 and entered into a new MOA to purchase another 50,000 dwt newbuilding product/chemical tanker with a time charter from an entity also affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis, scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in May 2014. The purchase price of the newbuilding is $38.3 million, payable as follows: $7.4 million already paid on December 2013 for the purchase of the vessel we agreed on in December 16, 2013; $3.5 million in cash payable in February 2014 and $27.4 million, payable in cash or shares at our option, on delivery of the vessel.

B.           Business Overview

            We are a provider of international seaborne transportation services, carrying petroleum products and crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries. As of the date of this annual report, our fleet of product/chemical tankers consists of two newbuilding vessels: a 50,000 dwt and a 39,000 dwt product/chemical tanker, scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the second quarter of 2014 and the third quarter of 2015, respectively.  We do not own any operating vessels.

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and drybulk vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our Fleet

The following table presents our fleet list as of the date of this annual report

TANKER VESSELS	Delivery (per yard contract)	Dwt	Type	Employment on delivery	Duration (years fixed + options)	Gross Rate per day fixed period/ options

Hull number S406	Q2 2014	50,000	MR	T/C	2+1	$16,000 / $17,250
Hull number S418	Q3 2015	39,000	MR	N/A

TOTAL DWT		89,000

Management of our Fleet

Central Mare, a related party controlled by the family of our Chief Executive Officer, has been our Shipping Fleet Manager since July 1, 2010. During this period, Central Mare has performed all operational, technical and commercial functions relating to the chartering and operation of the vessels in our tanker and drybulk segments, and upon their delivery will perform these services for the newbuilding product/chemical tankers of our current fleet, pursuant to a letter agreement, or the Letter Agreement, entered into between Central Mare and Top Ships Inc. as well as management agreements between Central Mare and our vessel-owning subsidiaries. Furthermore, the Letter Agreement provides for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under Commission and NASDAQ rules and regulations and information-system related services.

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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. The Baltic Dirty Tanker Index has modestly risen, after a steep decline that started in mid-2008, and high volatility throughout 2009, 2010 and 2011. The Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%, but has since modestly risen to 1,222 as of January 16, 2014. The Baltic Clean Tanker Index fell from 1,509 as of June 19, 2008, to 345 as of April 4, 2009, but has modestly risen to 613 as of January 16, 2014. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that OPEC, and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. During 2010 and up to 2013, the above factors affecting the Baltic Dirty and Clean Tanker Indices subsided, allowing for the mild recovery of charter rates. According to the International Energy Agency, or the IEA, demand for oil and petroleum products was stronger in 2013, with the global oil product demand rising to 91.2 million barrels per day, compared to 89.8 million barrels per day in 2012.

The IEA expects 2014 oil demand to grow by 1.3% to 92.4 million barrels per day.  However, throughout 2013, vessel oversupply has put pressure on charter rates and the respective Baltic Tanker indices.

The price of crude oil reached historical highs in the summer of 2008 but declined sharply thereafter as a result of the deterioration in the world economy, the collapse of financial markets, declining oil demand and bearish market sentiment. From 2009 up to 2013, oil prices started rising again amidst a growing demand for oil, leading to a price of approximately $91.45 per barrel as of January 13, 2014.

 We strategically monitor developments in the tanker and drybulk shipping industry on a regular basis and, subject to market demand, will seek to enter into shorter or longer time or bareboat charters according to prevailing market conditions.

 We will compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We will arrange our time charters and bareboat charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We will compete primarily with owners of tankers in the Handymax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners. The drybulk market is less fragmented with more small operators.

Seasonality

We will operate our tanker vessels in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may affect operating results.  However, to the extent that our vessels are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.

Risk of Loss and Liability Insurance Generally

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel for oil pollution accidents in the United States Exclusive Economic Zone, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we will maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our future operating fleet in amounts that we believe will be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our intended future insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syrian Human Rights Act

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, or the ITRA, added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report.

Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, the vessel M/V Evian, prior to its sale in October 2013, made one port call to Iran in 2013. The vessel made one call to the port of Bandar Abbas on August 29, 2013, loading iron ore. The vessel remained in the port of Bandar Abbas for 26.3 days, from August 29, 2013 until September 24, 2013, and subsequently completed a voyage that lasted 35.8 days carrying the iron ore to another port.  During this time the M/V Evian was on bareboat charter to an unrelated third party for $7,000 per day. Under the terms of the bareboat charter, and consistent with shipping industry practice, the charterer of the vessel pays the Company a daily charter rate and the charterer directs the vessel's route, loading and discharge ports and the cargoes carried.  Due to the nature of the bareboat charter it is difficult to compute the gross revenue or net proceeds gained by the charterer from this port call and subsequent voyage.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The United Nation's International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited, to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

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

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs"). As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs and effective January 1, 2014 the United States Caribbean Sea was designated an ECA. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our manager is in the process to obtain documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's personal fault and under the 1992 Protocol where the spill is caused by the shipowner's personal act or omission by intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013 the EPA re-issued the VGP for another five years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. In 2009, the U.S. Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships into U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Should our vessels operate in such port areas with restricted cargoes they will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013 all new ships must comply with two new sets of mandatory requirements adopted by the IMO's Marine Environmental Protection Committee, MEPC, in July 2011 in part to address greenhouse gas emissions from ships. Currently operating ships are required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships.  In April 2013, the European Union Parliament rejected proposed changes to the European Union Emissions law regarding carbon trading. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council, large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gases from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any climate control legislation or other regulatory initiatives adopted by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

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

Customers

Historically, our customers have included national, regional and international companies, and we have derived a significant part of our revenue from a small number of charterers. In 2013, approximately 99% of our revenue derived from three charterers, Daelim H&L Co. Ltd., United Arab Chemical Carriers, Ltd and Perseveranza Di Navigatione S.p.a, which respectively provided 63%, 18% and 18% of our revenues. In 2012, approximately 89% of our revenue derived from three charterers, Daelim H&L Co. Ltd., United Arab Chemical Carriers, Ltd and Perseveranza Di Navigatione S.p.a, which respectively provided 51%, 21% and 17% of our revenues.

C.            Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. We will own our vessels through wholly-owned subsidiaries that are incorporated in the Marshall Islands or other jurisdictions generally acceptable to lenders in the shipping industry. Our significant wholly-owned subsidiaries as of December 31, 2013 are listed in Exhibit 8.1 to this Annual Report on Form 20-F.

D.           Property, Plants and Equipment

For a list of our fleet, please see "Item 4. Information on the Company—B. Business Overview —Our Fleet" above.

We do not own any real property.

We lease office space in Athens, Greece, located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece at a yearly rent of $0.04 million. The amounts of yearly rent stated in this paragraph are based on the relevant exchange rate on December 31, 2013.

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

Segments and Continuing Operations

Following the acquisition of five drybulk vessels in 2007, we reported our income in two segments, the tanker segment and the drybulk segment. In 2011, we sold four of our drybulk vessels and held the fifth drybulk vessel for sale, the M/V Evian. As a result, we determined that as of December 31, 2011, our drybulk segment should be reflected as discontinued operations. During 2012, we entered into a bareboat agreement to charter-out the M/V Evian through December 15, 2014 at a rate of $7,000 per day and decided to change the plan of sale of the M/V Evian.  As of December 31, 2012, we reclassified the M/V Evian as held for use.  As a result, the Dry bulk business was reclassified to continuing operations for all periods presented.  In evaluating the ongoing business operations, the Company determined that since tankers and dry bulk carriers have similar economic characteristics, and as the chief operating decision maker reviews operating results solely by revenue per day and operating results of the fleet, we concluded that in 2012 and 2013 we operated under one segment.

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

As of the date of this annual report we don't own any operating vessels. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

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

General and Administrative Expenses

Our general and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our Chief Executive Officer, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer as well as certain administrative employees. For further information please see "Item 18. Financial Statements—Note 7—Transactions with Related Parties."

General and administrative expenses are mainly Euro denominated, except for some legal fees and share-based compensation related expenses and are therefore affected by the conversion rate of the U.S. dollar versus the Euro.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. Interest expense was directly related with the repayment schedule of our loans, the then prevailing LIBOR and the relevant margin. Currently the only liability we have that bears interest that fluctuates according to the prevailing LIBOR rates relates to the outstanding balance of the termination fee outstanding (see Note 20 to our consolidated financial statements included herein).

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

During 2011, 2012 and 2013, we did not acquire any vessels with existing time charter arrangements.

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

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations. Our business is comprised of the following main elements:

•	employment and operation of tanker and drybulk vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of tanker and drybulk vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	charter rates and periods of charter hire for our tanker and drybulk vessels;

•	utilization of our tanker and drybulk vessels (earnings efficiency);

•	levels of our tanker and drybulk vessels' operating expenses and dry-docking costs;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The following table depicts changes in the results of operations for 2013 compared to 2012 and 2012 compared to 2011.

	Year Ended December 31,			Change
				YE12 v YE11		YE13 v YE12
	2011	2012	2013	$	%	$	%
	($ in thousands)
Voyage Revenues	79,723	31,428	20,074	(48,295)	-60,6%	(11,354)	-36.1%
Other Income	872	-	-	(872)	-100.0	-	-%
Voyage expenses	7,743	1,023	663	(6,720)	-86.8%	(360)	-35.2%
Charter hire expense	2,380	-	-	(2,380)	-100.0%	-	-%
Lease termination expense	5,750	-	-	(5,750)	-100.0	-	-%
Vessel operating expenses	10,368	814	745	(9,554)	-92.1%	(69)	-8.5%
Dry-docking costs	1,327	-	-	(1,327)	-100.0%	-	-%
Depreciation	25,327	11,458	6,429	(13,869)	-54.8%	(5,029)	-43.9%
Management fees-third parties	439	-	-	(439)	-100.0%	-	-%
Management fees-related parties	5,730	2,345	1,351	(3,385)	-59.1%	(994)	-42.4%
General and administrative expenses	15,364	7,078	3,258	(8,286)	-53.9%	(3,820)	-54.0%
Loss/(Gain) on sale of vessels	62,543	-	(14)	(62,543)	-100.0%	(14)	-100.0%
Gain on disposal of subsidiaries	-	-	(1,591)	-	-	(1,591)	-100.0%
Impairment on vessels	114,674	61,484	-	(53,190)	-46.4%	(61,484)	-100.0%
Expenses	251,645	84,202	10,841	(167,443)	-66.5%	(73,361)	-87.1%
Operating income (loss)	(171,050)	(52,774)	9,233	118,276	-69.1%	62,007	-117.5%
Interest and finance costs	(16,283)	(9,345)	(7,443)	(6,938)	-42.6%	(1,902)	-20.4%
Loss on derivative financial instruments	(1,793)	(447)	(171)	(1,346)	-75.1%	(276)	-61.7%
Interest income	95	175	131	80	84.2%	(44)	-25.1%
Other, net	(81)	(1,593)	(342)	1,512	1866.7%	(1,251)	-78.5%
Total other expenses, net	(18,062)	(11,210)	(7,825)	6,852	-37.9%	3,385	-30.2%
Net income (loss)	(189,112)	(63,984)	1,408	125,128	-66.2%	65,392	-102.2%

The table below presents the key measures for each of the years 2011, 2012 and 2013. Please see "Item 3. Key Information—A. Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11	YE13 v YE12
	($ in thousands)%				%
FLEET**
Total number of vessels at end of period	7.0	7.0	0.0	0.0%	-100.0%
Average number of vessels	11.7	7.0	5.1	-40.3%	-27.5%
Total operating days for fleet under spot charters	520	0.0	0.0	-100.0%	0.0%
Total operating days for fleet under time charters	1,109	124	0.0	-88.8%	-100.0%
Total operating days for fleet under bareboat charters	2,551	2,420	1,852	-5.1%	-23.5%
Average TCE ($/day)	17,220	11,951	10,484	-30.6%	-12.3%

** Includes a bareboat chartered-in vessel (M/T Delos) up to October 2011.

Year on Year Comparison of Operating Results

1. Voyage Revenues

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Revenues	79,723	31,428	20,074	(48,295)	-60.6%	(11,354)	-36.1%

2013 vs. 2012

During 2013, revenues decreased by $11.4 million, or 36.1%, compared to 2012. This decrease was mainly due to the disposal of the subsidiaries which owned our 6 operating vessels in October 2013 (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) that resulted in a revenue decrease of $6.1 million, due to the sale of M/T UACC Sila in April of 2013 that resulted in a revenue decrease of $2.5 million, due to a write off of $1.8 million in 2013 relating to uncollected revenue from the charterer of M/V Evian, due to a write off of $0.6 million in 2013 relating to uncollected revenue from the charterer of M/T Miss Marilena and due to a collection in 2012 of a demurrage related claim of $0.4 million for the M/T Timeless (the vessel's lease was terminated in 2008), absent in 2013.

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

Expenses

1.	Voyage expenses

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Voyage Expenses	7,743	1,023	663	(6,720)	-86.8%	(360)	-35.2%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

2013 vs. 2012

During 2013, voyage expenses decreased by $0.4 million, or 35.2%, compared to 2012. This decrease was mainly due to the disposal of the subsidiaries which owned our 6 operating vessels in October 2013 (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) that resulted in decreased voyage expenses of $0.2 million, due to the absence of voyage expenses (mainly fuel) of the M/T Delos that contributed to the voyage expenses decrease by $0.1 million, a write off of voyage expenses in 2012 relating to brokerage commissions for the vessel M/V Cyclades that was sold in November 2011 amounting to $0.1 million and the reduction of voyage expenses relating to brokerage commissions for the vessel M/T UACC Sila due to its sale in April 2013 amounting to $0.1 million. These decreases were offset by increased voyage expenses for M/V Evian amounting to $0.1 million.

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

2.	Charter hire expenses

In 2011, we incurred $2.4 million of charter hire expenses due to chartering-in of the M/T Delos for 9.5 months.

3.	Lease termination expense

In 2011, we terminated the bareboat charter for the M/T Delos and redelivered the vessel to its owners. The termination agreement provided for the payment of an early termination fee of $5.75 million.

4.	Vessel operating expenses

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Vessel Operating Expenses	10,368	814	745	(9,554)	-92.1%	(69)	-8.5%

2013 vs. 2012

During 2013, vessel operating expenses decreased by $0.1 million, or 8.5%, compared to 2012 due to the fact that in 2013 we incurred $0.1 million less operating expenses for the M/V Evian compared to 2012 (see note 15).

2012 vs. 2011

During 2012, vessel operating expenses decreased by $9.6 million, or 92.1%, compared to 2011 due to the fact that in 2012 we only had one vessel, the M/V Evian on time charter for five months and all of our other vessels, including the M/V Evian, after May 2012 were on bareboat charter and incurred minimal operating expenses, mainly relating to insurance and inspections.

5.	Dry-docking costs

During 2011, dry-docking costs amounted to $1.3 million due to the drydocking of M/V Pepito.

6.	Vessel depreciation

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Vessel Depreciation	25,327	11,458	6,429	(13,869)	-54.8%	(5,029)	-43.9%

2013 vs. 2012

During 2013, vessel depreciation decreased by $5 million, or 43.9%, compared to 2012. This decrease was mainly due to the disposal of the subsidiaries which owned 5 of our vessels in October 2013 (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, and Hongbo) that resulted in the reduction of depreciation expense of $3.7 million. Furthermore the absence of depreciation for M/T UACC Sila in 2013 (as it was held for sale up to April 2013 and then sold), further reduced depreciation expense by $1.9 million. These decreases were offset by increased depreciation expense for M/V Evian in 2013 that amounted to $0.6 million, as it was held for sale in 2012 while in 2013 it was treated as held for use.

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

7.	Management fees—third parties

During 2011, sub-manager fees amounted to $0.4 million

8.	Management fees—related parties
Fees paid to International Ship Management for the management of the M/T Delos are included in Management Fees—related parties. Please see "Item 18. Financial Statements—Note 7—Transactions with Related Parties."

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Management fees—related parties	5,730	2,345	1,351	(3,385)	-59.1%	(994)	-42.4%

2013 vs. 2012

During 2013, management fees for related parties decreased by $1.0 million or 42.4% compared to 2012. This is due to a reduction of management fees by $1.8 million that resulted from the renegotiation of the management fee structure that became effective from January 1, 2013 which resulted in a decrease in variable management fees and the cancelation of fixed management fees (see F. Tabular Disclosure of Contractual Obligations—Other Contractual Obligations). This decrease was offset by an increase in management fees resulting from termination fees payable as per the shipmanagement agreements between Central Mare and the vessel owning subsidiaries of the six vessels sold on October 16, 2013, due to early termination without 12 months notice, that amounted to $0.8 million.

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
General and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our Chief Executive Officer, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer, and certain administrative employees. For further information, please see "Item 18. Financial Statements—Note 7—Transactions with Related Parties."

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
General and Administrative Expenses	15,364	7,078	3,258	(8,286)	-53.9%	(3,820)	-54.0%

2013 vs. 2012

During 2013, our general and administrative expenses decreased by $3.8 million, or 54.0%, compared to 2012. This decrease is mainly due to a reduction in manager and employee related expenses of $1.8 million as a result of our management's effort to contain costs. Also, during 2013, legal and consulting fees decreased by $0.8 million, depreciation of other fixed assets (non-vessels) decreased by $0.7 million, due to the acceleration of leasehold improvements depreciation in our Athens office in 2012 (see F. Tabular Disclosure of Contractual Obligations—Operating Leases), other general and administrative expenses decreased by $0.6 million, rent expense decreased by $0.4 million, travelling expenses decreased by $0.2 million and utilities and repairs decreased by $0.1 million. These decreases were offset by an increase in bonuses of $0.8 million.

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

10.	(Loss)/Gain on sale of vessels

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Loss/(Gain) on sale of vessels	62,543	-	(14)	(62,543)	-100%	(14)	-100%

In April 2013, we sold the M/T UACC Sila and realized an immaterial  gain from the sale since, as of December 31, 2012, we classified the vessel as held for sale and measured it at the lower of the carrying amount and fair value less costs to sell.

During 2012, we did not sell any vessels.

During 2011, we recognized a gain of $2.6 million from the sale of the M/T Ioannis P, , a loss of $40.0 million from the sale of the M/V Cyclades and a loss of $25.1 million from the sale of the M/V Pepito.

11.	Loss on disposal of subsidiaries

On October 16, 2013 we sold the shipowning subsidiaries which owned the six vessels of our fleet (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party, for an aggregate cash consideration of $173 million less $135 million in debt and swap obligations of the Shipowning companies that were assumed by the buyers. This transaction resulted in a gain of $1.6 million.

12.	Impairment on vessels

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Impairment on vessels	114,674	61,484	-	(53,190)	-46.4%	(61,484)	-100%

During 2013, we did not recognize an impairment loss.

During 2012, we classified the M/T UACC Sila as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an impairment charge of $17.0 million. Furthermore, in December 2012, we tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and their probability-weighted undiscounted expected cash flows were determined to be lower than the vessels carrying values. Consequently, we wrote the vessels down to their fair values and recognized an impairment charge of $46.6. The impairment charge was partially offset by a write-up of $2.1 million for the M/V Evian, due to our classification of the M/V Evian as held for use as at December 31, 2012 and our measurement of the vessel at its fair value (see Note 18 to our consolidated financial statements included herein).

During 2011, before the sale of the M/V Amalfi and the M/V Astrale and impairment charge was recognized of $29.6 million and $40 million, respectively. Furthermore, in June 2011, we tested the M/V Evian for impairment and we determined that its probability-weighted undiscounted expected cash flows were lower than the vessel's carrying value and consequently we wrote the vessel down to its fair value less costs to sell and recognized an impairment charge of $32.1 million. Finally, in December 2011 we classified the M/V Evian as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an additional impairment charge of $13 million.

13.	Interest and Finance Costs

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Interest and finance costs	(16,283)	(9,345)	(7,443)	6,938	-42.6%	1,902	-20.4%

2013 vs. 2012

During 2013, interest and finance costs decreased by $1.9 million, or 20.3% compared to 2012. The decrease is mainly due to a $2.7 million decrease in interest expense mainly from the reduction of debt outstanding due to the sale of the six shipowning companies that owned our fleet together with all their outstanding loan balances to AMCI Products Limited in October 2013 and a $0.4 million decrease in amortization of the debt discount relating to convertible loans (in 2012 we terminated the conversion feature of our Laurasia facilities). These decreases were offset by a $0.6 million increase in other financing costs resulting mainly from a $0.5 million fee charged by the bank holding the mortgage on the M/T Hongbo in order to permit the sale of the ship-owning company of the vessel to AMCI Products Limited, an increase of $0.4 million in amortization of finance fees resulting mainly from a $0.4 million accelerated amortization of finance fees outstanding of M/T UACC Sila due its sale in April 2013, a $0.2 million of interest expense relating to the M/T Delos termination fee outstanding (see F. Tabular Disclosure of Contractual Obligations - Operating Leases) that was absent in 2012 and a $0.1 million increase in bank charges.

2012 vs. 2011

During 2012, interest and finance costs decreased by $6.9 million, or 42.6%, compared to 2011. The decrease is mainly due to a $3.6 million decrease in amortization of the debt discount relating to convertible loans (in 2012 we terminated the conversion feature of our Laurasia facilities), a $2.8 million decrease in interest expense mainly due to the reduction of debt outstanding due to the reduction of our fleet in 2011 and a $0.8 million decrease in amortization of finance fees. This was offset by a $0.3 million increase in other financing costs.

14.	Loss on derivative financial instruments

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Loss on Derivative Financial Instruments	(1,793)	(447)	(171)	1,346	-75.1%	276	-61.7%

2013 vs. 2012

During 2013, fair value loss on derivative financial instruments decreased by $0.3 million, mainly due to the maturity of one swap with Piraeus Bank (ex Egnatia Bank) in June 2013 and the maturity of another swap by HSH Nordbank AG, or HSH, in March 2013. Furthermore, two swaps with HSH were transferred on October 16, 2013 to AMCI Products Limited as per the agreement for the sale of the ship-owning company of M/V Evian.

2012 vs. 2011

During 2012, fair value loss on derivative financial instruments decreased by $1.3 million, mainly due to the reduction in the time to maturity of all of our swaps and also due to the reduction in our total notional exposure as we terminated one swap with HSH, in August 2011, in connection with the sale of M/V Amalfi, we terminated two swaps with RBS in November 2011, in connection with the sale of M/T Ioannis P., and one DVB swap matured in March 2012.

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

As of December 31, 2013, we had no debt facilities in place.

As of December 31, 2013, our cash balances amounted to $11.4 million. Of this amount, $1.7 million is inaccessible to the Company as a result of being held as cash collateral for the interest rate swap agreement we have with Alpha Bank (see "ITEM 11. Quantitative and Qualitative Disclosures about Market Risk" - Interest Rate Risk").

Working Capital Requirements and Sources of Capital

As of December 31, 2013, we had a working capital surplus (current assets less current liabilities) of $1.7 million. This working capital surplus consisted of the following (figures in millions):

Total current assets	10.3
Other current liabilities	7.5
Current portion of derivative financial instruments	1.1
Total current liabilities	8.6
Working capital surplus	1.7
Less other capital requirements for the coming 12 months:
Management Fees	0.2
Cash surplus (Working capital surplus less other capital requirements)	1.5

    Our material capital requirements in the coming 12 months are expected to be as follows (figures in millions):

Interest payments (swaps)	1.1
Termination fee payments for M/T Delos	0.8
Termination fee interest for M/T Delos	0.1
Management Fees	0.2
Total material capital requirements:	2.2

    After the balance sheet date, on February 6, 2014, we agreed to cancel the MOA we had entered into in December 16, 2013 and entered into a new agreement to purchase another 50,000 dwt newbuilding product/chemical tanker with a time charter from an entity also affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis, scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in May 2014. The purchase price of the newbuilding is $38.3 million, payable as follows: $7.4 million already paid in December 2013 for the purchase of the vessel we agreed on December 16, 2013; $3.5 million in cash payable in February 2014 and $27.4 million, payable in cash or shares at our option, on delivery of the vessel. Hence including this subsequent to the balance sheet date event, in the coming 12 months we will incur capital expenditure relating to vessel acquisitions for the above-mentioned vessel amounting to $30.9 million. Out of these $30.9 million, $3.5 million is payable in cash and $27.4 million is payable in cash or shares at our option.

Our operating cash flow for 2014 is expected to decrease compared to 2013, since we do not expect to generate any revenue until we take delivery of our first newbuilding vessel in Q2 2014.  We expect to finance our capital requirements through our cash balances, bank debt proceeds, debt and / or equity offerings and other sources such as funds from our major shareholder. Furthermore, the agreement we entered into in February concerning the purchase of Hull S406 provides us with the option to pay the seller either in cash or in company shares at a conversion rate to be agreed at that date.

Cash Flow Information

Unrestricted cash and cash equivalents were $0.0 as of December 31, 2012 and $9.7 as of December 31, 2013 respectively.

Net Cash Provided by Operating Activities.

Net cash provided by operating activities decreased by $12.0 million, or 79.5%, for 2013 to $3.1 million, compared to $15,1 million for 2012. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on derivative financial instruments.

Non-cash adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2013 totaled $5.0 million. This consisted mainly of the following adjustments: $6.8 million of depreciation expenses; $1.8 million of amortization of deferred finance fees; $0.3 million relating to share-based compensation. These adjustments were partially offset by a $2.3 million gain from the valuation of derivative financial instruments and a $1.6 million gain from disposal of subsidiaries. The cash inflow from operations resulted mainly from a $1.0 million decrease in current assets and a $4.3 million decrease in current liabilities.

Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2012 totaled $74 million. This consisted mainly of the following adjustments: $61.5 million of impairment losses; $12.5 million of depreciation expenses; $1.8 million of amortization of deferred finance fees and debt discount; $0.4 million relating to share-based compensation; $0.3 million from an increase in provisions for doubtful accounts and $0.2 million from the loss on sale of other fixed assets. These adjustments were partially offset by a $2.7 million gain from the valuation of derivative financial instruments. The cash inflow from operations resulted mainly from a $3.8 million decrease in current assets and a $1.3 million increase in current liabilities.

Net Cash Provided By Investing Activities.

Net cash provided by investing activities during 2013 was $51.0 million, consisting primarily from $25.2 million in proceeds from the sale of a vessel and $37.6 million in net proceeds from the disposal of subsidiaries and a decrease in restricted cash of $2.6 million and $0.1 million from the sale of other fixed assets. These were partially offset by a $14.4 million cash outflow for vessel acquisitions.

Net cash provided by investing activities during 2012 was $6.0 million, consisting primarily from a decrease in restricted cash of $5.9 million and $0.1 million from the sale of other fixed assets.

Net Cash Used in Financing Activities.

Net cash used in financing activities for 2013 was $44.3 million, consisting primarily of $30.4 million of debt prepayments, relating to the prepayment of the facility of M/T UACC Sila that was sold in April 2013 and the prepayment of all our bridge loans in October 2013, $11.1 million of scheduled debt repayments and $2.8 million payment of finance fees mainly relating to the bridge loans we prepaid.

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
None.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2013 in millions of dollars:

		Payments due by period
Contractual Obligations:	Total	Less than 1 year	1-3years	3-5 years	More than 5 years
(1) Operating leases A	$0.4	$0.0	$0.1	$0.1	$0.2
(2) (i) Termination fee payments for M/T Delos B	$4.7	$0.8	$1.6	$2.3	$0.0
(ii) Termination fee interest for M/T Delos C	$0.3	$0.1	$0.2	$0.0	$0.0
(3) Management Fee D	$0.2	$0.2	$0.0	$0.0	$0.0
(4) Vessel acquisitions E	$57.6	$0.0	$57.6	$0.0	$0.0
Total	$63.2	$1.1	$59.5	$2.4	$0.2

A.	Relates to the minimum rentals payable for the office space.
B.	Relates to the termination fee installments payable to the owners of the M/T Delos (Tranche A and Trance B) (see F. Tabular Disclosure of Contractual Obligations - Operating Leases).

C.
Relates to the interest payments deriving from the M/T Delos termination agreement. We have assumed an interest rate of 3.24% going forward (fixed margin of 3% plus a LIBOR estimate of 0.24%) (see F. Tabular Disclosure of Contractual Obligations - Operating Leases).

D.
Relates to our obligation for monthly fees under our latest letter agreement with Central Mare. These fees cover the provision of information-system related services and services in connection with compliance to the Section 404 of the Sarbanes-Oxley Act of 2002 as well as services rendered in relation to the maintenance of proper books and records and services in relation to financial reporting requirements under Commission and NASDAQ rules. These fees have been estimated up to the delivery of our first newbuilding product tanker. Please see "Item 4. Information on the Company—B. Business Overview—Central Mare—Letter Agreement and Management Agreements." After the acquisition of Hull S406 that we agreed on February 6, 2014, we will have an operating vessel in May 2014 so the management fees will be renegotiated.

E.
Relates to the remaining installments of for the acquisition of our two newbuilding vessels in Q1 and Q3 of 2015. Please see "ITEM 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Newbuilding Acquisitions". Note that after the acquisition of Hull S406 that we agreed on February 6, 2014, and the cancelation of the acquisition of the newbuilding vessel due for delivery in Q1 2015, the contractual obligations for vessel acquisitions will be $30.9 million in 2014 and $28.0 million in 2015. Out of the $30.9 million payable in 2014, $3.5 million is payable in cash and $27.4 million is payable in cash or shares at our option.

(1) Debt Facilities:
As of December 31, 2013, we had no outstanding indebtedness.

(a) HSH Credit Facilities:

Following the sale of the ship-owning companies of the vessels M/V Evian, M/T Miss Marilena, M/T UACC Shams and M/T Britto on October 16, 2013, the balance under the HSH credit facility was transferred to the buyers.

(b) DVB Credit Facility:

Following the sale of the ship-owning company of the vessel M/T Hongbo on October 16, 2013, the balance under the DVB credit facility was transferred to the buyers.

(c) Alpha Bank Credit Facility:

Following the sale of the ship-owning company of the vessel M/T Lichtenstein on October 16, 2013, the balance under the Alpha Bank credit facility was transferred to the buyers.

(d) Laurasia Trading Ltd Credit Facility

This facility was repaid in full on October 17, 2013.

(e) Shipping Financial Services Inc. Credit Facility

The facility was repaid in full on October 22, 2013.

(f) Central Mare Inc. Credit Facility

The facility was repaid in full on October 24, 2013.

 (2) Operating Leases:

On October 1, 2010, we entered into a bareboat charter agreement to lease the M/T Delos until September 30, 2015 at an average daily rate of $5,219. The charter agreement included the option for the charterers to purchase the M/T Delos at the end of the five year charter period. The bareboat charter agreement was accounted for as an operating lease. We terminated this agreement on October 15, 2011 by agreeing to pay a termination fee of $5.75 million. On January 1, 2013, we entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 that amounted to $5.31 million was divided into two tranches; "Tranche A" ($4.5 million) that bears an interest of 3% plus Libor and "Tranche B" ($0.8 million) that doesn't bear interest. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule. As of December 31, 2013, the termination fee outstanding was $4.7 million.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2014	0.8
2015	0.8
2016	0.8
2017	1.5	0.8
	3.9	0.8

Finally, according to this agreement we pay monthly interest payments.

We lease office space at 1, Vassilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Greece from an unrelated party. Our lease is for a duration of 12 years and began on May 2006 with a lessee's option for an extension of 10 years. We currently pay $0.04 million annually under the lease. As a result of this agreement, we made a revision in the useful life of certain assets that would have been amortized over the life of the lease. The revision in useful life of these assets resulted in an accelerated depreciation of $0.56 million included in general and administrative expenses for 2010 and an accelerated depreciation of $0.9 million included in general and administrative expenses for 2011. On January 1, 2013, the agreement was amended again to reduce the annual rent to $0.04 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2013). It was also agreed to revert occupancy in an even larger area of the leased office space. All other terms of the lease remained unchanged. The revision in useful life of these assets resulted in an accelerated depreciation of $0.62 million included in general and administrative expenses for 2012.

Other Contractual Obligations:

Since July 1, 2010, Central Mare, a related party controlled by the family of our Chief Executive Officer, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships and management agreements concluded between Central Mare and our then vessel-owning subsidiaries. The letter agreement was amended on January 1, 2012 resulting in a decrease in the fixed management fees, with all other terms remaining unchanged. On January 1, 2013 we amended the letter agreement again resulting in a decrease in the variable management fees to $250 per vessel per day that includes operational, technical and commercial functions, services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to our maintenance of proper books and records, services in relation to our financial reporting requirements under SEC and Nasdaq rules and regulations, the provision of information-system related services, commercial operations and freight collection services, with all other terms remaining unchanged. On October 16, 2013 the letter agreement was amended again and it now provides for a fixed monthly fee of $15,000 for the provision of all the abovementioned services, for the period when we do not have any ships.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of our Chief Executive Officer, pursuant to which Central Mare furnishes our executive officers to us. These agreements were entered into in exchange for terminating prior employment agreements. In addition, on March 1, 2011, we entered into an agreement with Central Mare, pursuant to which Central Mare furnishes certain administrative employees. On July 1, 2012 both of these agreements were amended and the salaries of the executive officers were reduced as was the number of administrative employees provided.

Other major capital expenditures will include funding the maintenance program of regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that the vessels that are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey dry-docking and that such vessels are to be dry-docked every five years.  Vessels 15 years or older are required to undergo dry-dock intermediate survey every 2.5 years and not use in-water surveys for this purpose. The abovementioned capital expenditures are not borne by us when our vessels are employed on bareboat charters.

Critical Accounting Policies:

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with USGAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

During 2013 and up to June 30, fears of vessel oversupply and market disruptions led to high charter rate volatility and to a further decrease in vessel values. These are conditions that we considered to be indicators of potential impairment. We performed the undiscounted cash flow test as of June 30, 2013 and determined that the carrying amounts of our vessels held for use were recoverable.

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

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	41	Director, President, Chief Executive Officer
Vangelis G. Ikonomou	49	Director, Executive Vice President and Chairman of the Board
Alexandros Tsirikos	40	Director, Chief Financial Officer
Michael G. Docherty	54	Director
Demetris P. Souroullas	51	Chief Technical Officer

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

B.           Compensation

During the fiscal year ended December 31, 2013, we paid to the members of our senior management and to our directors aggregate compensation of $1.7 million. We do not have a retirement plan for our officers or directors.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of our Chief Executive Officer, pursuant to which Central Mare furnishes our four executive officers to us as described below. These agreements were entered into in exchange for terminating prior employment agreements.

Under the terms of our agreement with our Chief Executive Officer, we are obligated to pay annual base salary, a minimum cash bonus and stock compensation of 50,000 common shares of the Company to be issued at the end of each calendar year vesting on the grant date. The initial term of the agreement expires on August 31, 2014; however, the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Chief Executive Officer's employment is terminated without cause, he is entitled to certain personal and household security costs.  If he is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination.  In the event of a change of control, Mr. Pistiolis is entitled to receive a cash payment of three million Euros, plus 147,243 of our common shares.  The agreement also contains death and disability provisions.  In addition, Mr. Pistiolis is subject to non-competition and non-solicitation undertakings.

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

Equity Incentive Plan

In April 2005, our Board of Directors adopted our 2005 Stock Incentive Plan, which was amended and restated in December 2009, or the Plan, under which our officers, key employees and directors may be granted options to acquire common stock. A total of 33,333 shares of common stock were initially reserved for issuance under the Plan, which is administered by the Board of Directors. The number of shares of common stock reserved for issuance under the Plan is currently 400,000. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors. The Plan expires 10 years from the date of its adoption. Please see "Item 18. Financial Statements—Note 13—Stock Incentive Plan" describing grants provided since the Plan's adoption.

On February 12, 2013, we granted 50,000 shares to our Chief Executive Officer which were issued to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon his termination from the Company for any reason (including resignation). However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $1.05.

On September 26, 2013, we granted 90,000 shares to two of our officers. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon their termination from the Company for any reason (including resignation). However, as these shares do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $1.88.

On December 18, 2013, we granted 50,000 shares to our Chief Executive Officer which were issued on January 17 2014 to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon his termination from the Company for any reason (including resignation). However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $1.60.

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

Our Board of Directors is divided into three classes.  Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term.  The term of our Class I director, Michael G. Docherty, expires at the annual general meeting of shareholders in 2014.  The term of our Class II director, Evangelos J. Pistiolis, expires at the annual general meeting of shareholders in 2015.  The term of our Class III directors, Alexandros Tsirikos and Vangelis G. Ikonomou, expires at the annual general meeting of shareholders in 2016.

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

D.           Employees

We have no direct employees and our four executive officers and one other administrative employee are furnished to us pursuant to agreements with Central Mare, as described above. During 2011, 2012 and 2013, our wholly-owned subsidiary Top Tanker Management employed on average 16, 7 and 2 employees, respectively, all of whom are shore-based. Our current Fleet Manager, Central Mare, ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2011, 2012 and 2013, we employed no sea going employees, directly or indirectly through our sub-managers.

E.           Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of December 31, 2013, held by: (i) each person or entity that we know beneficially owns 5% or more of our common stock; (ii) each of our executive officers, directors and key employees; and (iii) all our executive officers, directors and key employees as a group. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class
Evangelos Pistiolis (2)	9,285,280	53.7%
Vangelis G. Ikonomou	*	*
Alexandros Tsirikos	*	*
Michael G. Docherty	*	*
Demetris P. Souroullas	*	*
Executive Officers and Directors as a Group	9,386,876	54.3%
_________
*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Top Ships Inc., 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece.

(2)
Mr. Pistiolis may be deemed to beneficially own these shares through Sovereign Holdings Inc., or Sovereign, a company wholly owned by Mr. Pistiolis.  Pursuant to a Common Stock Purchase Agreement dated August 24, 2011, we issued 2,566,406 common shares to Sovereign on September 1, 2011, and 11,111,111 common shares on October 19, 2011.  Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Sovereign Equity Line Transaction" for further details. On December 4, 2012, Sovereign sold, in three separate private transactions, 765,000 Common Shares at a price of $1.265 per share, 705,000 Common Shares at a price of $1.28 per share, and 750,000 Common Shares at a price of $1.27 per share. On December 6, 2012, Sovereign sold, in four separate private transactions, 454,760 Common Shares at a price of $1.31 per share, 430,000 Common Shares at a price of $1.31 per share, 655,413 Common Shares at a price of $1.30 per share, and 350,000 Common Shares at a price of $1.27 per share. On May 23, 2013, Sovereign sold, in a private transaction, 794,720 Common Shares at a price of $1.46 per share.

As of February 11, 2014, we had 27 shareholders of record, 15 of which were located in the United States and held an aggregate of 2,999,827 shares of our common stock, representing 17.3% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., which held 2,999,405 shares of our common stock as of February 11, 2014.  We believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.           Related Party Transactions

Please see "Item 18. Financial Statements—Note 7—Transactions with Related Parties."

Newbuilding Acquisitions

On December 5, 2013, we agreed to acquire a 39,000 dwt newbuilding product/chemical tanker from Monte Carlo 37 Shipping Company Limited, an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding is scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the third quarter of 2015. The purchase price of the newbuilding is $35.0 million, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessel.

On December 16, 2013, we agreed to acquire a 50,000 dwt newbuilding product/chemical tanker with a time charter attached from Monte Carlo One Shipping Company Limited, an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding is scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the first quarter of 2015. The purchase price of the newbuilding is $37.0 million, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessel.

On February 6, 2014, we agreed to cancel the MOA we had entered into in December 16, 2013 and entered into a new agreement to purchase another 50,000 dwt newbuilding product/chemical tanker with a time charter from an entity also affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in May 2014. The purchase price of the newbuilding is $38.3 million, payable as follows: $7.4 million already paid in December 2013 for the purchase of the vessel we agreed on in December 16, 2013; $3.5 million in cash payable in February 2014 and $27.4 million, payable in cash or shares at our option, on delivery of the vessel.

Central Mare Letter Agreement, Management Agreements, and Other Agreements:

On May 12, 2010, the Board of Directors agreed to outsource all of the commercial and technical management of our vessels to Central Mare Inc., or Central Mare, a related party controlled by the family of our Chief Executive Officer. Since July 1, 2010 Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement, or the Letter Agreement, concluded between Central Mare and Top Ships as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries. Furthermore the letter agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under Commission and NASDAQ rules and regulations and information-system related services.

Pursuant to an amendment of the Letter Agreement in January 1, 2013, we paid a management fee of $250 per day per vessel up to June 30 2013 and $258 per day per vessel up to October 16 2013. That fee included all the abovementioned services.

On October 16, 2013, following the sale of our entire fleet, the letter agreement was amended so that for the period when we do not have any ships, Central Mare will be entitled to a monthly retainer of $15,000 in relation to compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under Commission and NASDAQ rules and regulations and information-system related services.

Also Central Mare will receive a chartering commission of 1.25% on all freight, hire and demurrage revenues; a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; a commission of 0.2% on derivative agreements and loan financing or refinancing and a newbuilding supervision fee of Euro 437,091 or approximately $602,749 per newbuilding vessel. All the abovementioned commissions and fees will apply only in the case that the service is provided.

 Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 164 or approximately $226 per person per eight-hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the Company will be reimbursed to Central Mare at cost.

This letter agreement had an initial term of five years after which it will continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination.

Pursuant to the terms of the management agreement, all fees payable to Central Mare are adjusted upwards 3% per annum on each anniversary date of the agreement. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

On September 1, 2013 we entered into a termination agreement with Central Mare, whereby Central Mare agreed to provide us a 30% discount on the termination fees that were payable as per the shipmanagement agreements between Central Mare and the vessel owning subsidiaries of the six vessels we sold on October 16, 2013, due to early termination without 12 months notice. The termination fees due to Central Mare amounted to $0.8 million.

 As of December 31, 2013, $0.8 million is payable to Central Mare, and is reflected in the consolidated balance sheets as due to related parties.

On September 1, 2010, we entered into separate agreements with Central Mare pursuant to which Central Mare furnishes our executive officers to us. These agreements were entered into in exchange for terminating prior employment agreements.  See "Item 6—Compensation." On March 1, 2011, we entered into an agreement with Central Mare pursuant to which Central Mare furnishes certain employees to us including Corporate Development Officer and Internal Auditor as well as certain administrative employees. Under the terms of this, we are obligated to pay an annual base salary. See "Item 18. Financial Statements—Note 7—Transactions with Related Parties." On July 1, 2012, these agreements were amended and the salaries of the executive officers were reduced. Pursuant to the amendment of these agreements, Central Mare will no longer furnish us a Corporate Development Officer and the number of the administrative employees has been reduced.

On July 16, 2011, we entered into an unsecured credit facility with Central Mare for Euro 1.8 million ($2.38 million) to be used for general working capital purposes. We had undertaken to repay the loan within twelve months of its receipt, however it was extended for another twelve months on July 21, 2012. The loan bore interest at a rate of 8% per annum. The loan was repaid in full on October 24, 2013.

Shipping Financial Services Inc. Credit Facility

On July 1, 2011 we entered into an unsecured credit facility with Shipping Financial Services Inc., a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 0.35 million ($0.46 million) to be used for general working capital purposes. We had undertaken to repay the loan within twelve months of its receipt, however it was extended for another twelve months on July 8, 2012. The loan bore interest at a rate of 8% per annum. The loan was repaid in full on October 22, 2013.

Provision of Office Space in Monaco by Central Shipping Monaco SAM

In September 2011, we entered into a lease agreement for one year for the provision of office space in Monaco, effective from October 1, 2011 with Central Shipping Monaco SAM, a related party controlled by the family of our Chief Executive Officer and President. This agreement was extended through December 2012 and then terminated. The monthly rent was $0.01 million.

Renovation of Office Space in Athens by Pyramis Technical Co. S.A.

Pyramis Technical Co. S.A., a related party controlled by the father of our Chief Executive Officer and President, has been responsible for the renovation of our office space in Athens, Greece. As of December 31, 2013, the total contracted cost amounted to Euro 3.2 ($4.4 million) over a period of approximately seven years.

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

	HIGH	LOW
For the Fiscal Year Ended December 31, 2013	$2.93	$0.70
For the Fiscal Year Ended December 31, 2012	$5.20	$0.88
For the Fiscal Year Ended December 31, 2011	$11.60	$1.00
For the Fiscal Year Ended December 31, 2010	$13.00	$6.20
For the Fiscal Year Ended December 31, 2009	$38.80	$6.74

For the Quarter Ended

March 31, 2014 (through February 13, 2014)	$2.11	$1.50
December 31, 2013	$2.10	$1.30
September 30, 2013	$2.93	$1.31
June 30, 2013	$1.74	$1.16
March 31, 2013	$1.55	$0.70

December 31, 2012	$1.45	$0.88
September 30, 2012	$1.87	$1.11
June 30, 2012	$3.75	$1.21
March 31, 2012	$2.89	$1.00

For the Month
February 2014 (through February 13, 2014)	$1.74	$1.50
January 2014	$2.11	$1.60
December 2013	$2,10	$1,47
November 2013	$1,90	$1,30
October 2013	$1,99	$1,41
September 2013	$2,93	$1,63
August 2013	$2,40	$1,83

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

U.S. Federal Income Tax Consequences

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non U.S. Holders, each as defined below, of our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (the "Treasury Regulations"), all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in "Information on the Company—Business Overview, Item 4.B." above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to Top Ships Inc. and its subsidiaries on a consolidated basis.

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

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (each such individual a "qualified shareholder" and such individuals collectively, "qualified shareholders"), which we refer to as the "50% Ownership Test," or

(B)
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

Based on information provided in Schedule 13D and Schedule 13G filings with the SEC and ownership certificates that we obtained from certain of our shareholders, we believe that we meet the 50% Ownership Test for the taxable year 2013 since more than 50% of the value of our common stock was owned, directly or indirectly, by one or more qualified shareholders. Therefore, we believe that for taxable year 2013, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income. In addition, as discussed below, we believe that we also meet the Publicly Traded Test for the taxable year 2013.

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

For the 2013 taxable year, we believe that the 5% Override Rule was triggered as 50% or more of the vote and value of our common stock was owned by 5% Shareholders on more than half of the days during the taxable year.  Nevertheless, we believe that we qualify for the exception to the 5% Override Rule because each 5% Shareholder is a qualified shareholder for purposes of Section 883 of the Code and the substantiation requirements have been satisfied.  Therefore, we believe that we qualified for the exemption under Section 883 of the Code for the 2013 taxable year.  However, due to the factual nature of the issues, no assurances can me made that we will continue to qualify for the benefits of Section 883 of the Code for any future taxable year.

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

As discussed below, we believe that we were treated as a PFIC for our 2013 taxable year.  Assuming this is the case, any dividends paid by us during 2013 and 2014 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to "qualified dividend income" will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

For our 2013 taxable year, at least 50% of the average value of our assets consisted of vessels which were bareboat chartered and at least 75% of our gross income was derived from vessels on bareboat charter.  Therefore, we believe that we were a PFIC for our 2013 taxable year.

Since we are a PFIC, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC.  We expect that certain of our subsidiaries were PFICs in 2013 and, therefore, a U.S. Holder will be treated as owning stock in such PFICs.  The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

Since we are a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat us as a "Qualified Electing Fund," which is referred to as a "QEF election," (2) makes a "mark-to-market" election with respect to our common stock, or (3) makes no election and, therefore, is subject to the Default PFIC Regime (as defined below).  As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime.  However, the mark-to-market election may not be possible with respect to our subsidiaries which are treated as PFICs.  Assuming we are treated as a PFIC, a U.S. Holder will have to file IRS Form 8621 with the U.S. Internal Revenue Service, or the IRS, under Section 1298(f) of the Code.

The QEF Election

We do not intend to provide U.S. Holders with the necessary information to make and maintain a QEF election. Accordingly, U.S. Holders will not be able to make or maintain a QEF election with respect to our common stock. U.S. Holders who have made a QEF election with respect to our common stock prior to the 2013 taxable year should be aware that the IRS has wide discretion to invalidate or terminate their QEF election if we do not provide the necessary information, and with respect to a termination the IRS has the discretion to determine the effective date of the termination. The IRS also has wide discretion in determining the U.S. federal income tax consequences of an invalidation or termination of a QEF election, including treating the invalidation or termination as a deemed sale of our common stock on the last day of our taxable year during which the QEF election was effective. Any gain, but not loss, would be recognized by the U.S. Holder and appropriate adjustments would be made to the tax basis and holding period of the U.S. Holder's common stock. The IRS also has the authority to subject to the U.S. Holder to any other terms and conditions that the IRS determines are necessary to ensure compliance with the PFIC rules.

If a U.S. Holder who has made a QEF election with respect to our common stock prior to the 2013 taxable year makes a mark-to-market election, as discussed below, for the 2013 taxable year, such U.S. Holder's QEF election will automatically terminate. The termination of the QEF election would be effective on the last day of the U.S. Holder's taxable year preceding the first taxable year for which the mark-to-market election is in effect with respect to our common stock.

If you are a U.S. Holder who has made a QEF election with respect to our common stock prior to the 2013 taxable year, you are strongly encouraged to consult your tax advisor regarding the consequences of not receiving from us the information necessary to maintain the QEF election and the U.S. federal income tax consequences to you of the invalidation or termination of your QEF election, including whether you should automatically terminate your QEF election by making a mark-to-market election with respect to our common stock for the 2013 taxable year.

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

 Taxation of U.S. Holders Not Making a Timely QEF or "Mark-to-Market" Election

Finally, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election, or a U.S. Holder whose QEF election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common stock.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

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

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our Risk Management Policy

Our primary market risks relate to adverse movements in freight rates in the product tanker market. Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counterparties to minimize our exposure to the risks. With regard to bunker prices, as our employment policy for our vessels has been and is expected to continue to be with a high percentage of our fleet on period employment, we are not directly exposed with respect to those vessels to increases in bunker fuel prices, as these are the responsibility of the charterer under period charter arrangements.

Interest Rate Risk

As of December 31, 2013 we bear no interest rate risk since we have no senior outstanding indebtedness and our only interest rate swap arrangement is not pegged to a floating interest rate. The only exposure we have to floating interest rates relates to the outstanding balance of the termination fee outstanding (see Note 20 to our consolidated financial statements included herein).

Set forth below is a table of our interest rate swap arrangements as of December 31, 2013 and 2012 (in thousands of U.S. dollars).

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Liability
		December 31, 2013				December 31, 2012**	December 31, 2013
ALPHA BANK	1	$20,000	7 years	March 30, 2008	$	$(2,785)	$(1,697)
		$20,000			$	$(2,785)	$(1,697)

** The total value of our interest rate swap arrangements as of December 31, 2012 was $5,811. Two of our interest rate swap arrangements as of December 31, 2012 have since matured and another two were transferred on October 16, 2013 to the new owners of Jeke Shipping Company Limited. (owner of the M/T Evian) in accordance with the stock purchase agreement for the disposal of the subsidiary. The table above presents a comparison of the value of our interest rate swap arrangements as of December 31, 2013 with their value on December 31, 2012.

SWAP Nr 1.  Under this SWAP agreement, we received an upfront amount of $1.5 million. During the first year, we received a fixed rate of 5.25% and paid a fixed rate of 5.50%. From the second year, we receive quarterly a fixed rate of 5.25% and we pay a rate of 5.10%, if either of two conditions are met: i) the difference between the 10 year Euro swap rate and the 2 year Euro swap rate is greater or equal than -0.15% and ii) the six month USD LIBOR is between 1.00% and 6.00%. Otherwise, we pay 10.85% less 5.75% multiplied by a cushion consisting of the number of days that either of the above two conditions are not met, divided by the total number of days of the period multiplied by the previous quarter's cushion. The first cushion, as of the end of the first year, was set to 1. During the third and fourth quarter of 2009, the six month USD LIBOR has been consistently below 1% and the cushion has become zero. As a result we will be paying 10.85% until the instrument's maturity date.

Foreign Exchange Rate Fluctuation

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly Euro. During 2013, approximately 7.3% of our expenses were in Euro and approximately 0.2% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2012, and using as an average exchange rate of $1.2861 / 1 Euro, a 5% decrease in the exchange rate to $1.2218 / 1 Euro, would result in an expense saving of approximately $0.35 million. Based on our total expenses for the year ended December 31, 2013, and using as an average exchange rate of $1.328 / 1 Euro, a 5% decrease in the exchange rate to $1.262 / 1 Euro, would result in an expense saving of approximately $0.06 million.

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

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

            Not Applicable.

ITEM 15.                      CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as of the end of the period covered by this annual report, as of December 31, 2013.

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

Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2013.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, the Company used the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control—Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2013.

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

ITEM 16C.                      PRINCIPAL AUDITOR FEES AND SERVICES

Aggregate fees billed to the Company for the years ended December 2012 and 2013 represent fees billed by our principal accounting firm, Deloitte, the other member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche").

U.S. dollars in thousands,	Year Ended
	2012	2013
Audit Fees	117.1	120.8

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

ITEM 16H.                      MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

See Item 18.

ITEM 18.                      FINANCIAL STATEMENTS

The following financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM  19.                      EXHIBITS

Number	Description of Exhibits
1.1	Second Amended and Restated Articles of Incorporation of Top Ships Inc. (1)
1.2	Amended and Restated By-Laws of the Company, as adopted on February 28, 2007 (3)
2.1	Form of Share Certificate (2)
4.1	Top Ships Inc. Amended and Restated 2005 Stock Incentive Plan (4)
4.2	Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent as of August 19, 2005 (5)
4.3	Amendment No. 1 to the Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, dated August 24, 2011 (7)
4.4	Form of bareboat commercial management agreement with Central Mare Inc. (Hongbo) (6)
4.5	Form of non-bareboat commercial management and technical management agreement with Central Mare Inc. (Amalfi) (6)
4.6	Form of technical management agreement with TMS Shipping Ltd. (Delos) (6)
4.7	Form of commercial management agreement with Central Mare Inc. (Delos) (6)
4.8	Form of commercial technical and commercial management agreement with International Ship Management Inc. (Delos) (8)
4.11	Shipping Financial Services Inc Credit Facility dated July 1, 2011 (8)
4.12	Supplemental Agreement dated July 8, 2012 between Top Ships Inc. and Shipping Financial Services Inc. to the Credit Facility dated July 1, 2011 (9)
4.13	Central Mare Inc Credit Facility dated July 16, 2011 (8)
4.14	Supplemental Agreement dated July 21, 2012 between Top Ships Inc. and Central Mare Inc. to the Credit Facility dated July 16, 2011 (9)
4.15	Common Stock Purchase Agreement with Sovereign Holdings Inc., dated as of August 24, 2011 (8)
4.16	Registration Rights Agreement with Sovereign Holdings Inc., dated as of August 24, 2011 (8)
4.17	Amended and Restated Loan Agreement, dated August 15, 2012 between Top Ships Inc. and Laurasia Trading Ltd. (9)
4.18	Addendum Number 1 dated August 15, 2012 to the Amended and Restated Loan Agreement dated August 15, 2012 between Top Ships Inc. and Laurasia Trading Ltd. (9)
4.19
Stock Purchase Agreement dated September 5, 2013, between Top Ships Inc. and AMCI Products Limited with respect to Jeke Shipping Company Limited, Warhol Shipping Company Limited, Indiana R Shipping Company Limited and Britto Shipping Company Limited

4.20	Stock Purchase Agreement dated September 5, 2013, between Top Ships Inc. and AMCI Products Limited with respect to Hongbo Shipping Company Limited
4.21	Stock Purchase Agreement dated September 5, 2013, between Top Ships Inc. and AMCI Products Limited with respect to Lichtenstein Shipping Company Limited
4.22	Amendment to Stock Purchase Agreement dated September 5, 2013, between Top Ships Inc. and AMCI Products Limited with respect to Lichtenstein Shipping Company Limited, dated October 10, 2013
4.23	Memorandum of Agreement dated December 5, 2013, between Top Ships Inc. and Monte Carlo 37 Shipping Company Limited
4.24	Termination of Memorandum of Agreement dated December 5, 2013, between Top Ships Inc. and Monte Carlo 37 Shipping Company Limited, dated February 6, 2014
4.25	Memorandum of Agreement dated December 16, 2013, between Top Ships Inc. and Monte Carlo One Shipping Company Limited
4.26	Memorandum of Agreement dated February 6, 2014, between Top Ships Inc. and Million Hope Maritime S.A.
8.1	List of subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer
13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2013; (ii) Consolidated Statements of Comprehensive Income/ (Loss)  for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (v) Notes to Consolidated Financial Statements

___________________
(1)	Incorporated by reference to the Company's Current Report on Form 6-K, filed on June 24, 2011

(2)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(3)	Incorporated by reference to the Company's Current Report on Form 6-K filed on March 9, 2007

(4)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50589)

(5)	Incorporated by reference to the Company's Registration Statement on Form 8-A (File No. 000-50859)

(6)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 12, 2011 (File No. 000-50859)

(7)	Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form 8-A (File No. 000-50859)

(8)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 11, 2012 (File No. 000-50859)

(9)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on May 1, 2013 (File No. 000-50859)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: February 14, 2014	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Top Ships Inc.,
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

February 14, 2014
Athens, Greece

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 AND 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2012	2013
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	-	9,706
Trade accounts receivable	399	-
Advances to various creditors	47	38
Prepayments and other (Note 9)	1,089	518
Vessel held for sale (Note 6)	25,200	-

Total current assets	26,735	10,262

FIXED ASSETS:

Advances for vessels acquisitions / under construction (Note 5)	-	14,400
Vessels, net (Notes 4)	177,292	-
Other fixed assets, net	1,851	1,467

Total fixed assets	179,143	15,867

OTHER NON CURRENT ASSETS:

Restricted cash (Note 18)	5,537	1,739

Total assets	211,415	27,868

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of debt (Note 10)	150,395	-
Debt from related parties (Note 10)	2,632	-
Debt related to vessel held for sale (Note 10)	19,592	-
Derivative financial instruments (Note 18)	5,811	1,135
Due to related parties (Notes 1 and 7)	2,150	807
Accounts payable	3,732	2,082
Accrued liabilities	6,659	4,581
Unearned revenue	2,659	-

Total current liabilities	193,630	8,605

NON-CURRENT LIABILITIES:

Derivative financial instruments (Note 18)	-	562
Other non-current liabilities (Note 20)	4,706	3,906

Total non-current liabilities	4,706	4,468

COMMITMENTS AND CONTINGENCIES (Note 11)

Total liabilities	198,336	13,073

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 17,147,534 and 17,287,534 shares issued and outstanding at December 31, 2012 and December 31, 2013 (Note 12)	172	174
Additional paid-in capital (Note 12)	292,961	293,304
Accumulated other comprehensive income	37	-
Accumulated deficit	(280,091)	(278,683)

Total stockholders' equity	13,079	14,795

Total liabilities and stockholders' equity	211,415	27,868

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013 (Expressed in thousands of U.S. Dollars - except share and per share data)

	2011	2012	2013

REVENUES:

Revenues	79,723	31,428	20,074
Other income	872	-	-

EXPENSES:

Voyage expenses (Note 15)	7,743	1,023	663
Charter hire expenses (Note 8)	2,380	-	-
Lease termination expenses (Note 8)	5,750	-	-
Vessel operating expenses (Note 15)	10,368	814	745
Dry-docking costs	1,327	-	-
Vessel depreciation (Note 4)	25,327	11,458	6,429
Management fees-third parties	439	-	-
Management fees-related parties (Notes 1 and 7)	5,730	2,345	1,351
General and administrative expenses	15,364	7,078	3,258
(Gain) on disposal of subsidiaries (Note 19)	-	-	(1,591)
Loss/(Gain) on sale of vessels (Note 4)	62,543	-	(14)
Impairment on vessels (Note 4)	114,674	61,484	-

Operating (loss)/income	(171,050)	(52,774)	9,233

OTHER INCOME (EXPENSES):

Interest and finance costs (Notes 10 and 16)	(16,283)	(9,345)	(7,443)
Loss on derivative financial instruments (Note 18)	(1,793)	(447)	(171)
Interest income	95	175	131
Other, net	(81)	(1,593)	(342)

Total other expenses, net	(18,062)	(11,210)	(7,825)

Net income/(loss)	(189,112)	(63,984)	1,408
Other comprehensive (loss)/income	-	-	-
Comprehensive (loss)/income	(189,112)	(63,984)	1,408

(Loss)/earnings per common share, basic (Note 14)	(30.00)	(3.77)	0.08
(Loss)/earnings per common share, diluted (Note 14)	(30.00)	(3.77)	0.08

Weighted average common shares outstanding, basic	6,304,679	16,989,585	17,061,530
Weighted average common shares outstanding, diluted	6,304,679	16,989,585	17,111,530

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Accumulated
	# of Shares	Par Value	Capital	(Loss) Income	Deficit	Total
BALANCE, December 31, 2010	3,420,067	34	282,406	37	(26,995)	255,482
Net Loss	-	-	-	-	(189,112)	(189,112)
Stock-based compensation (Note 13)	49,967	-	1,412	-	-	1,412
Equity component of convertible loans	-	-	2,000	-	-	2,000
Cancellation of fractional shares	(17)	- --	-	-	-	-
Issuance of common stock, net	13,677,517	137	6,765	-	-	6,902
BALANCE, December 31, 2011	17,147,534	171	292,583	37	(216,107)	76,684
Net Loss	-	-	-	-	(63,984)	(63,984)
Stock-based compensation (Note 13)	-	1	378	-		379
BALANCE, December 31, 2012	17,147,534	172	292,961	37	(280,091)	13,079
Net Income	-	-	-	-	1,408	1,408
Stock-based compensation (Note 13)	140,000	2	343	-	-	345
Other comprehensive income	-	-	-	(37)	-	(37)
BALANCE, December 31, 2013	17,287,534	174	293,304	-	(278,683)	14,795

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. Dollars)

	2011	2012	2013
Cash Flows provided by Operating Activities:

Net (loss)/income	(189,112)	(63,984)	1,408
Adjustments to reconcile net (loss)/income to net cash
provided by operating activities:
Depreciation	27,156	12,510	6,763
Amortization and write off of deferred financing costs	2,234	1,437	1,815
Amortization of debt discount	3,965	371	-
Translation gain of foreign currency denominated loan	(294)	70	-
Provision for service leaving indemnities			(37)
Stock-based compensation expense	1,412	378	345
Change in fair value of derivative financial instruments (Note 18)	(2,835)	(2,656)	(2,313)
Loss on sale of other fixed assets	81	178	3
Loss/(Gain) on sale of vessels	62,543	-	(14)
(Gain) on disposal of subsidiaries (Note 19)	-	-	(1,591)
Vessels impairment charge	114,674	61,484	-
Provision for doubtful accounts	-	256	-
Increase (Decrease) in:
Trade accounts receivable	(2,189)	1,281	384
Deferred vessel lease payments	543	-	-
Insurance claims	(876)	4	-
Inventories	660	-	-
Advances to various creditors	(57)	105	9
Prepayments and other	632	462	571
Due from related parties	(74)	74	-
Other long term receivable	(1,841)	1,841	-
Increase (Decrease) in:
Due to related parties	(234)	587	(1,343)
Accounts payable	2,473	(4,426)	(1,650)
Other non-current liabilities	-	4,706	(800)
Accrued liabilities	(75)	(136)	68
Unearned revenue	(3,007)	587	(548)

Net Cash provided by Operating Activities	15,779	15,129	3,070

Cash Flows provided by Investing Activities:

Advances for vessels under construction (Note 5)	-	-	(14,400)
Insurance claims recoveries	872	-	-
Decrease in restricted cash	6,158	5,949	2,563
Net proceeds from sale of vessels (Note 4)	118,220	-	25,214
Net proceeds from disposal of subsidiaries (Note 19)	-	-	37,552
Net proceeds from sale of other fixed assets	35	60	65
Acquisition of other fixed assets	(356)	(7)	-

Net Cash provided by Investing Activities	124,929	6,002	50,994

Cash Flows used in Financing Activities:

Proceeds from convertible debt	2,000	-	-
Proceeds from debt	2,782	500	-
Principal payments of debt	(27,637)	(16,656)	(11,120)
Prepayment of debt	(124,000)	(4,975)	(30,326)
Derivative financial instrument termination payments	(364)	-	-
Proceeds from issuance of common stock, net of issuance costs	6,833	-	-
Payment of financing costs	(616)	-	(2,837)

Net Cash used in Financing Activities	(141,002)	(21,131)	(44,283)

Net (decrease)/increase in cash and cash equivalents	(294)	-	9,781

Cash and cash equivalents at beginning of year	-	-	-

Effect of exchange rate changes on cash	294	-	(75)

Cash and cash equivalents at end of the year	-	-	9,706

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid net of capitalized interest	10,180	6,837	5,621

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
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

Top Ships Inc. is the sole owner of all outstanding shares of the following subsidiary companies as of December 31, 2013. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

	Companies	Date of Incorporation	Country of Incorporation	Activity
1	TOP Tanker Management Inc.	May 2004	Marshall Islands	Management Company
2	Lyndon International Co.	October 2013	Marshall Islands	Dormant Company

During 2011, 2012 and 2013 the company was the sole owner of all outstanding shares of the following subsidiary shipowning companies:

	Shipowning Companies with vessels in operations during year ended December 31,201, 2012 and 2013	Date of Incorporation	Country of Incorporation	Vessel
1	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	Evian (acquired February 2008, sold October 2013) (Note 4)
2	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	Miss Marilena (delivered February 2009, sold October 2013) (Note 4)
3	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	Lichtenstein (delivered February 2009, sold October 2013) (Note 4)
4	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	UACC Shams (delivered March 2009, sold October 2013) (Note 4)
5	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	Britto (delivered May 2009, sold October 2013) (Note 4)
6	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	Hongbo (delivered August 2009, sold October 2013) (Note 4)
7	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	UACC Sila (delivered March 2009 , sold April 2013) (Note 4)
8	Ilisos Shipping Company Limited ("Ilisos")	April 2005	Marshall Islands	Ioannis P (acquired November 2005, sold November 2011)
9	Amalfi Shipping Company Limited ("Amalfi")	July 2007	Marshall Islands	Amalfi (acquired December 2007, sold August 2011)
10	Japan I Shipping Company Limited ("Japan I")	August 2007	Liberia	Pepito (acquired March 2008, sold December 2011)
11	Japan II Shipping Company Limited ("Japan II")	August 2007	Liberia	Astrale (acquired May 2008, sold July 2011)
12	Japan III Shipping Company Limited ("Japan III")	August 2007	Liberia	Cyclades (acquired December 2007, sold November 2011)
	Shipowning Companies with vessels under lease during 2011	Date of Incorporation	Country of Incorporation	Vessel
13	Mytikas Shipping Company Limited ("Mytikas")	February 2004	Marshall Islands	Delos (lease started October, 1, 2010, lease terminated October 2011)

The Company is an international provider of worldwide seaborne crude oil and petroleum products transportation services and of drybulk transportation services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

On October 16, 2013 the Company sold the shipowning subsidiaries which owned the six vessels of the Company's fleet (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party (see Note 19). Following this sale the Company does not own any operating vessels.

During 2011, 2012, and 2013, five, three and three charterers individually accounted for more than 10% of the Company's revenues as follows:

Charterer	Year Ended December 31,
	2011	2012	2013
A	11%	-	-
B	-	-	-
C	20%	51%	63%
D	12%	-	-
E	12%	-	-
F	13%	-	-
G	-	21%	18%
H	-	17%	18%

Management of Company Vessels

As of December 31 2013, the Company had outsourced to Central Mare Inc. ("Central Mare"), a related party controlled by the family of the Company's Chief Executive Officer, all operational, technical and commercial functions relating to the chartering and operation of the Company's vessels. The Company outsourced the above functions pursuant to a letter agreement concluded between Central Mare and the Company and management agreements concluded between Central Mare and the Company's vessel-owning subsidiaries on July 1, 2010.  Furthermore, the letter agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company's maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations and information-system related services (see Note 7).

In relation to the vessel M/T Delos in 2010 the Company had outsourced technical management and crewing to Titan Owning Company Ltd ("TMS Tankers"), whereas operational monitoring of the vessel was outsourced to Central Mare, a related party, both agreements were effective from October 1, 2010. On June 1, 2011 the Company transferred the full management of M/T Delos to International Ship Management Inc., a related party (Note 7) up to the date of the vessels lease termination on October 15, 2011.

As of December 31, 2012 and 2013 the net amount due to Central Mare was $2,150 and $807 respectively and is included in Due to related parties, which are separately presented in the accompanying consolidated balance sheets (Note 7).

Management fees paid to related parties and management fees paid to third parties are presented separately in the accompanying consolidated statements of operations and are summarized as follows:

	For the year ended
	December 31, 2011	December 31, 2012	December 31, 2013
Management Fees –Related Parties (Note 7)
Central Mare Inc	5,575	2,345	1,351
International Shipmanagement Inc	155	-	-
Total	5,730	2,345	1,351
Management Fees –Third Parties
ST Shipping and Transport Pte. Limited	10	-	-
TMS Tankers	384	-	-
Heidmar Inc	45	-	-
Total	439	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

 2.         Significant Accounting Policies:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles ("U.S GAAP") and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated in consolidation.

(b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical estimates mainly include impairment of vessels, vessel useful lives and residual values, provision for doubtful accounts and fair values of derivative instruments.

(c)
Foreign Currency Translation: The Company's functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates. Losses from foreign currency translation amounted to $48 and $0 for the years ended December 31, 2012 and 2013, respectively and are reflected in General and administrative expenses in the accompanying consolidated statement of comprehensive income/(loss).

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)
Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as an overall cash position as part of a loan agreement, as restricted and these amounts are presented separately on the balance sheets (Note 18).

(f)
Trade Accounts Receivable, net: The amount shown as Trade Accounts Receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2012 and 2013 totaled $576 and $574 respectively, and is summarized as follows:

Provision for doubtful accounts
Balance, December 31, 2011	1,187
—Additions	20
—Reversals / write-offs	(631)
Balance, December 31, 2012	576
—Additions	18
—Reversals / write-offs	(20)
Balance, December 31, 2013	574

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(j)
Impairment of Long-Lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels (Notes 4 and 6).

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

(l)
Long Lived Assets held for sale and discontinued operations: The Company classifies vessels as being held for sale when the following criteria are met: (a) Management, having the authority to approve the action, commits to a plan to sell the asset, (b) The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (e) The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, (f) Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale (Note 6).  The results of operations of a component that either has been disposed of or is classified as held for sale, are reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction (Note 6).

Long-lived assets previously classified as held for sale that are classified as held and used are revalued at the lower of (i) the carrying amount of the asset before it was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used and (ii) the fair value of the asset at the date that the Company decided not to sell the asset (Note 18).

(m)
Other Fixed Assets, Net: Net other fixed assets consist of furniture, office equipment, cars and leasehold improvements, stated at cost, which consists of the purchase / contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, while leasehold improvements are depreciated over the lease term, as presented below:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
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

(p)
Convertible Debt: The Company evaluates debt securities ("Debt") for beneficial conversion features.  A beneficial conversion feature is present when the conversion price per share is less than the market value of the common stock at the commitment date.  The intrinsic value of the feature is then measured as the difference between the conversion price and the market value multiplied by the number of shares into which the Debt is convertible and is recorded as debt discount with an offsetting amount increasing additional paid-in-capital.  The debt discount is accreted to interest expense over the term of the Debt with any unamortized discount recognized as interest expense upon conversion of the Debt. The total intrinsic value of the feature is limited to the proceeds allocated to the Debt instrument. On August 15, 2012 the conversion feature of our bridge loans with Laurasia was terminated and as of December 31, 2013 the Company has no convertible short or long term debt.

(q)
Pension and Retirement Benefit Obligations—Crew:  The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

(r)
Staff leaving Indemnities – Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability at December 31, 2012 and 2013 amounted to $11 and $4 respectively.

(s)
Accounting for Revenue and Expenses: Revenues are generated from bareboat charter, time charter, voyage charter agreements and pool arrangements. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risks and costs of operation during the charter term. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Profit sharing represents the excess between an agreed daily base rate and the actual rate generated by the vessel every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter, revenue, including demurrage and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel's previous cargo and the charter party date of the current voyage and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the Company when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year. Under a pool arrangement, the pool charters-in a vessel on a time charter basis but the daily charter hire is not fixed but it depends on the total return that the pool is able to achieve by operating all its vessels in the spot market.

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

The Company pays commissions to ship brokers associated with arranging our charters. The commissions that the Company pays range from 1.25% to 3.10% of the total daily charter hire rate of each charter. Commissions are paid by the Company and are recognized over the related charter period and included in voyage expenses.

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

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(u)
Earnings / (Loss)  per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders' by the weighted average number of common shares deemed outstanding during the year. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock  method weighted for the period the non-vested shares were outstanding, with the exception of the 147,244 shares, granted to the Company's CEO, which will vest in the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares (Note 14).  The dilutive effect of convertible debt outstanding shall be reflected in diluted EPS by application of the if-converted method. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be antidilutive.

(v)
Related Parties: The Company considers as related parties: the affiliates of the Company; entities for which investments are accounted for by the equity method; principal owners of the Company; its management; members of the immediate families of principal owners of the Company; and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. An Affiliate is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or has common control with the Company. Control is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract and otherwise.  Immediate Family is family members whom a principal owner or a member of management might control or influence or by whom they might be controlled or influenced because of the family relationship. Management is the persons who are responsible for achieving the objectives of the Company and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the CEO, the CFO, Vice President and CTO in charge of principal business functions and other persons who perform similar policy making functions. Persons without formal titles may also be members of management. Principal owners are owners of record or known beneficial owners of more than 10% of the voting interests of the Company.

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

(x)
Financial instruments: Financial liabilities are classified as either financial liabilities at 'fair value through the profit and loss' ("FVTPL") or 'other financial liabilities'. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

(y)	Recent Accounting Pronouncements
There are no recent accounting pronouncements issued during 2013 whose adoption would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

(z)
Segment Reporting: The Chief Operating Decision Marker ("CODM") receives financial information and evaluates the Company's operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers (i.e. time or bareboat charters) or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The CODM does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

3.          Going Concern:

As of December 31, 2012, the Company was in breach of loan covenants with certain banks relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, book equity and asset cover. As a result of these covenant breaches and due to cross default provisions contained in all of the Company's bank facilities, the Company was in breach of all its loan facilities and has classified all its debt and derivative financial instruments as current. The amount of long term debt and derivative financial instruments that have been reclassified and presented together with current liabilities amount to $172,619 and $5,811 respectively (Note 10). As of December 31, 2013 the Company had no indebtedness, since all the debt facilities were either fully repaid or transferred to the buyer of the Company's shipowning companies (see Note 10 and 19).

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

4.          Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	296,107	(31,087)	265,020
—Reclassified from vessel held for sale	10,414	-	10,414
—Depreciation	-	(11,458)	(11,458)
—Impairment	(104,029)	42,545	(61,484)
— Vessel held for sale	(25,200)	-	(25,200)
Balance, December 31, 2012	177,292	-	177,292
—Depreciation	-	(6,429)	(6,429)
— Disposals	(177,292)	6,429	(170,863)
Balance, December 31, 2013	-	-	-

During 2012, vessel oversupply decreased charter rates and further decreased vessel values. These were conditions that the Company considered to be indicators of potential impairment for its vessels. In December 2012, the Company tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and assigned a medium probability to sell them. This assumption together with the deteriorating charter rates significantly reduced the probability weighted undiscounted expected cash flows, which were determined to be lower than the vessels carrying values. Consequently, the Company wrote the vessels down to their fair values and recognized an impairment charge of $46,592 (see Note 18).

In December 2012 the Company reclassified the M/V Evian as held and used resulting from its assessment that the vessel would not be sold and that it would continue to earn revenue within the following year and measured the vessel at its fair value, resulting in a write-up of $2,086 (see Note 18).

In December 2012 the Company classified the M/T UACC Sila as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an impairment charge of $16,978 (see Note 6). The vessel was sold on March 27, 2013 to an unrelated third party for a price of $26,000.  The vessel was delivered to its new owners on April 30, 2013. A gain of $14 was recognized upon vessel's delivery, which is included in the Company's consolidated statement of comprehensive income/ (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

In October 2013 the Company sold the shipowning companies of the M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian to an affiliate of the AMCI Poseidon Fund LP (see Note 19).

5.        Advances for Vessels Acquisitions / Under Construction:

On December 5, 2013, the Company agreed to acquire a 39,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding is scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the third quarter of 2015. The purchase price of the newbuilding is $35,000, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessel. The Company is under discussions with a number of banks regarding the financing of the vessel. The initial deposit was paid in two installments, the first on December 5, 2013 and the second on December 19, 2013 bringing the total to $7,000 which is included in Advances for vessels acquisitions / under construction, in the accompanying consolidated balance sheets.

On December 16, 2013, the Company agreed to acquire a 50,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding is scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the first quarter of 2015. Upon its delivery the vessel will enter into a time charter with a high quality charterer for 2 years at a rate of $16,000 per day. The charterer has the option to extend the charter for an additional year at a rate of $17,250 per day. The purchase price of the newbuilding is $37,000, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessel. The Company is under discussions with a number of banks regarding the financing of the vessel. The initial deposit was paid in two installments, the first on December 16, 2013 and the second on December 19, 2013 bringing the total to $7,400 and it is also included in Advances for vessels acquisitions / under construction, in the accompanying consolidated balance sheets.

6.          Assets Held for Sale:

As of December 31, 2012, the M/T UACC Sila met the criteria to be classified as held for sale. Consequently the Company treated the vessel as held for sale and classified it as a short term asset measured at the lower of the carrying amount and fair value less costs to sell as determined by the Company and supported by an unrelated third party offer to buy the vessel. The related loan was also classified as short term in a separate balance sheet line from other short term debt. Furthermore, the Company recognized an impairment charge of $16,978 to reduce the carrying value to the fair value less costs to sell that is included in the accompanying statements of consolidated income/ (loss). The Company sold the vessel to an unrelated party on April 30, 2013 for $26,000.

7.	Transactions with Related Parties:

(a)
Pyramis Technical Co. S.A.: Pyramis Technical Co. S.A. is wholly owned by the father of the Company's Chief Executive Officer and has been responsible for the renovation of the Company's premises. From January 2006 up to December 31, 2013 Euro 3,741 or $4,937 has been paid and relative leasehold improvements with a carrying value of $493 are included in renovation works which are included in "Other fixed assets, net", that are separately presented in the accompanying consolidated balance sheets.

(b)
Central Mare Inc. ("Central Mare") – Letter Agreement and Management Agreements: On May 12, 2010, the Company's Board of Directors agreed to outsource all of the commercial and technical management of the Company's vessels to Central Mare Inc., or Central Mare, a related party controlled by the family of the Company's Chief Executive Officer. Since July 1, 2010 Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of the Company vessels, pursuant to a letter agreement, or the Letter Agreement, concluded between Central Mare and the Company as well as management agreements concluded between Central Mare and the Company's vessel-owning subsidiaries. Furthermore the letter agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company's maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations and information-system related services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Pursuant to an amendment of the Letter Agreement on January 1, 2013, the Company paid a management fee of $250 US dollars per day per vessel up to June 30 2013 and $258 US dollars per day per vessel up to October 16 2013. That fee included all the above mentioned services. On October 16, 2013 the letter agreement was amended again and it now provides for a fixed monthly fee of $15 for the provision of all the above mentioned services, for the period when the Company doesn't have any shis, for the period when the Company doesn’t have any ships.

Also Central Mare will receive a chartering commission of 1.25% on all freight, hire and demurrage revenues; a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; a commission of 0.2% on derivative agreements and loan financing or refinancing and a newbuilding supervision fee of Euro 437 or approximately $603 per newbuilding vessel. All the abovementioned commissions and fees will apply only in the case that the service is provided.

 Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 164 or approximately $226 US Dollars per person per eight-hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the Company will be reimbursed to Central Mare at cost.

This letter agreement had an initial term of five years after which it will continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination.

Pursuant to the terms of the management agreement, all fees payable to Central Mare are adjusted upwards 3% per annum on each anniversary date of the agreement. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

On September 1, 2013 we entered into a termination agreement with Central Mare, whereby Central Mare agreed to provide us a 30% discount on the termination fees that were payable as per the shipmanagement agreements between Central Mare and the vessel owning subsidiaries of the six vessels we sold on October 16, 2013, due to early termination without 12 months notice. The termination fees due to Central Mare amounted to $846.

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

(d)
 Central Mare Inc. ("Central Mare") – Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare provides the Company with its executive officers. These agreements were entered into in exchange for terminating prior agreements.

Under the terms of the agreement for the Company's Chief Executive Officer, the Company is obligated to pay an annual base salary, a minimum cash bonus and stock compensation of 50,000 common shares of the Company to be issued at the end of each calendar year (see Note 13).

The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Executive Vice President and Chairman, the Company is obligated to pay an annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expired on August 31, 2011; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Under the terms of the agreement for the Company's Chief Financial Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2012; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Chief Technical Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2011, however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years' annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

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

As of December 31, 2013 the net amount due to Central Mare was $807 and is included in Due to related parties, which is separately presented in the accompanying consolidated balance sheets. The amount concerns $722 related to executive officers and other personnel expenses, $37 related to management fees, $46 related to management agreement termination and $1 related to commissions on sale and purchase of vessels.

The fees charged by Central Mare for the year ended December 31, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
Management Fees	$5,575	$2,345	$505	Management fees related party - Statement of comprehensive income/ (loss)
Executive officers and other personnel expenses	$5,405	$2,349	$1,760	General and administrative expenses - Statement of comprehensive income/ (loss)
Superintendent Fees	$184	$29	-	Vessel operating expenses - Statement of comprehensive income/ (loss)
Commission for sale of vessels	$39	-	$260	(Gain)/loss on sale of vessels - Statement of comprehensive income/ (loss)
Commission on charter hire agreements	$1,216	$275	$150	Voyage expenses - Statement of comprehensive income/ (loss)
Management agreement termination fees	$672	-	$846	Management fees related party - Statement of comprehensive income/ (loss)
Total	$13,901	$4,998	$3,521

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
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

(g)
Central Mare Inc. ("Central Mare") – Credit Facility: On July 16, 2011 the Company entered into an unsecured credit facility with Central Mare for Euro 1,800 ($2,372 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012) to be used for general working capital purposes. The loan was fully repaid on October 22, 2013.

(h)
Shipping Financial Services Inc Credit Facility: On July 1, 2011 the Company entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 350 ($461 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012) to be used for general working capital purposes. The loan was fully repaid on October 24, 2013.

8.           Leases:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

During the years ended December 31, 2011, 2012 and 2013, lease payments relating to the bareboat charters of the vessel were $2,380, $0 and $0 respectively and are included in Charter hire expense in the accompanying consolidated statements of comprehensive income/(loss). On October 15, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750 included in "Lease Termination Expense" in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2011. As of December 31, 2012 and 2013 the outstanding amount of the termination fee was $5,306 and $4,706 respectively (see Note 20).

ii)     Office lease:

In January 2006, Top Tanker Management entered into an agreement to lease office space in Athens, Greece, with an unrelated party. In September 2010 the agreement was amended and the new monthly rent starting then was renegotiated down to Euro 41 or $55 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) and it was agreed to revert occupancy in certain areas of the leased office space by the end of April 2011, with all other terms remaining unchanged. On September 1, 2011, the agreement was amended again and the new monthly rent was renegotiated down to Euro 8 or $10.4 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2011). It was also agreed to revert occupancy in a larger area of the leased office space. In January 1, 2013, the agreement was amended again and the new monthly rent was renegotiated down to Euro 2.5 or $3.4 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2013) and the annual adjustment for inflation increase plus 1% clause was removed. It was also agreed to revert occupancy in an even larger area of the leased office space and to extend the duration of the lease to December 31, 2024. All other terms of the lease remained unchanged. General and administrative expenses for the years ended December 31, 2011, 2012 and 2013 include $531, $127 and $40, respectively, for rent expense. As a result of the above mentioned agreements for the reversion of occupancy in certain areas of the leased office space the Company made a revision in the useful life of certain leasehold improvements that would have been amortized over the life of the lease, resulting in accelerated depreciation of $931 and $621 in 2011 and 2012 respectively which are included in the consolidated statement of comprehensive income/ (loss).

In May 2007, Top Tankers (U.K) Limited entered into a lease agreement for office space in London. The lease agreement was valid from June 2007 and would continue until either party gave to the other one calendar month written notice. The annual lease was GBP 20 or $32 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009), payable quarterly in advance. In September 2010, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The new lease agreement was valid from September 2010 and would continue until either party gave to the other one calendar month written notice. The new annual lease was GBP 12 or $19 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2012).  This agreement was terminated in September 30, 2012. General and administrative expenses for the years ended December 31, 2011, 2012 and 2013 include $19, $14 and $0, respectively, for rent expense.

In November 2009, Top Ships Inc. entered into a lease agreement for office space in London. The initial agreement was signed on November 15, 2009 and expired on November 14, 2010. The agreement was extended for another year with all terms remaining unchanged. On November 15, 2011 the agreement was extended for another year with all terms remaining unchanged. Finally the agreement was terminated on June 30, 2012. The monthly rent was GBP 26 or $42 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2012). General and administrative expenses for the year ended December 31, 2011, 2012 and 2013 include $498, $247 and $0 for rent expense.

In September 2011, Top Ships Inc. entered into a lease agreement for office space in Monaco with Central Shipping Monaco SAM, a Company which is controlled by the Company's Chief Executive Officer and President. The monthly rent was Euro 5 or $7 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2012). This agreement was extended up to December 2012 and then terminated. This termination did not result in any additional fees.  General and administrative expenses for the year ended December 31, 2012 and 2013 include $87 and $0 for rent expense respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

iii)   Future minimum lease payments:

The Company's future minimum lease payments required to be made after December 31, 2013, related to the existing at December 31, 2013 leases are as follows:

Year ending December 31,	Office Lease
2014	41
2015	41
2016	41
2017	41
2018	41
2019 and thereafter	246
Total	451

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

As of December 31, 2013, the Company did not operate any vessels and hence has no future time-charter receipts.

9.         Prepayments and Other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2012	December 31, 2013
Prepaid expenses	77	54
Other receivables	1,012	464
Total	1,089	518

10.       Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower / Vessel(s)	December 31,	December 31,
	2012	2013
HSH
Warhol / Miss Marilena	29,456	-
Indiana / Tyrrhenian Wave	21,224	-
Britto / Britto	26,393	-
Jeke / Evian (ex Papillon)	15,662	-
DVB
Hongbo / Hongbo	24,289	-
Hongbo / Bridge Loan	3,520	-
ALPHA
Lichtenstein / Lichtenstein	26,819	-
LAURASIA TRADING
The Company	3,032	-
Total	150,395	-
Less-current portion	(150,395)	-

LOANS FROM RELATED PARTIES
CENTRAL MARE INC
The Company	2,218	-
SHIPPING FINANCIAL SERVICES INC
The Company	414	-
Total loans from related parties	2,632
Borrower / Vessel(s)	December 31,	December 31,
	2012	2013
Banksy / Ionian Wave*	19,592	-
Debt related to Vessel held for sale	19,592	-
*M/T UACC Sila as of December 31, 2012 was classified as held for sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(a) HSH:

As of December 31, 2012, the Company's subsidiaries had a total outstanding balance with HSH of $93,664, excluding unamortized financing fees of $929, under two facilities (bulker financing and product tanker financing), as follows:

Bulker Financing

M/V Evian: At December 31, 2012, Jeke had a loan outstanding of $15,768, maturing in February 2015, excluding unamortized financing fees of $106.

Product Tanker Financing

Warhol: At December 31, 2012, Warhol had a loan outstanding of $29,712, maturing in February 2019, excluding unamortized financing fees of $256.
Indiana: At December 31, 2012, Indiana had a loan outstanding of $21,527, maturing in March 2019, excluding unamortized financing fees of $303.
Britto: At December 31, 2012, Britto had a loan outstanding of $26,658, maturing in May 2019, excluding unamortized financing fees of $265.

On October 16, 2013, the Company sold the shipowning companies of the vessels M/V Evian, M/T Miss Marilena, M/T UACC Shams and M/T Britto together with all their outstanding loan balances with HSH. For further details, refer to Note 19.

 (b) DVB:

As of December 31, 2012, the Company's subsidiaries had a total outstanding balance with DVB of $48,247, excluding unamortized financing fees of $846, under one facility, as follows:

Tranche A:

Tranche A-Banksy: As of December 31, 2012, Banksy had a loan outstanding of $20,000, excluding unamortized financing fees of $408.
Tranche A-Hongbo: As of December 31, 2012, Hongbo had a loan outstanding of $24,727, excluding unamortized financing fees of $438.

Tranche B:  As of December 31, 2012 the outstanding amount of Tranche B, was $3,520.

On October 16, 2013, the Company sold the shipowning company of the vessel M/V Hongbo together with its outstanding loan balance with DVB. For further details, refer to Note 19.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

 (c) ALPHA:

As of December 31, 2012, the Company's subsidiary Lichtenstein had a loan outstanding of $27,000, maturing in February 2019, excluding unamortized financing fees of $181.

On October 16, 2013, the Company sold the shipowning company of the vessel M/V Lichtenstein together with its outstanding loan balance with ALPHA. For further details, refer to Note 19.

Other loans

Laurasia Trading Ltd Credit Facility:

As of December 31, 2012, the outstanding amount under the Laurasia Trading Ltd credit facility was $3.25 million. The facility was repaid in full on October 17, 2013.

Shipping Financial Services Inc Credit Facility:

As of December 31, 2012, the outstanding amount under the Shipping Financial Services Inc credit facility was Euro 350 ($462 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012). The facility was repaid in full on October 22, 2013.

Central Mare Inc Credit Facility:

As of December 31, 2012, the outstanding amount under the Central Mare Inc credit facility was Euro 1,800 ($ 2,375 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012). The facility was repaid in full on October 24, 2013.

Debt Covenants:

As of December 31, 2013 the Company had no indebtedness and hence no requirements stemming from loan covenants.

Interest Expense: Interest expense for the years ended December 31, 2011, 2012 and 2013, amounted to $10,068, $7,240 and $4,644 respectively and is included in interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss) (Note 16). Interest expense for 2013 includes $139 of interest for M/T Delos termination fee (see Note 20).

Financing Costs: The additions in deferred financing costs amounted to $1,128 and $724 during the years ended December 31, 2012 and 2013. For 2012 as well as for 2013, these figures are due to the successive one-year extensions of the Laurasia, Central Mare and Shipping Financial Services facilities.

The weighted average interest rates, as of December 31, 2012 and 2013, excluding all swaps, were 3.55% and 3.7%, respectively.

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $15,806 and $0 as of December 31, 2012 and 2013, respectively.

11.       Commitments and Contingencies:

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

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

On December 5 and December 16 of 2013, the Company agreed to acquire two newbuilding product/chemical tankers with attached time charters attached from two entities affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding vessels are scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the first and third quarter of 2015. The purchase price of the newbuilding vessels is $35,000 and $37,000 respectively, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessels (see Note 5).

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

12.       Common Stock and Additional Paid-In Capital:

Reverse Stock Split: On June 24, 2011, the Company effected a 1-for-10 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these consolidated financial statements have been adjusted to reflect this stock split. The par value of the Company's common shares remained unchanged at $0.01 per share.

13.        Stock Incentive Plan:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The following table presents grants pursuant to the Plan's issuance from 2009 onwards:

Grant Date	Number of Shares	Issued to	Vesting Period (according to the way stock-based compensation is expensed)
December 21, 2009	30,000	New Non-Executive Directors	proportionately over a period of 5 years
December 21, 2009	50,000	CEO	on the grant date
October 29, 2010	24,999	Officer	15 equal monthly installments (1st vesting on the grant date)
October 29, 2010	49,999	Officer	15 equal monthly installments (1st vesting on the grant date)
December 2, 2010	50,000	CEO	on the grant date
December 1, 2011	50,000	CEO	on the grant date
February 12, 2013	50,000	CEO	on the grant date
September 26, 2013	50,000	Officer	on the grant date
September 26, 2013	40,000	Officer	on the grant date
December 18, 2013	50,000	CEO	on the grant date

All share amounts have been adjusted for the 1:3 reverse stock split effected on March 20, 2008 and the 1:10 reverse stock split effected on June 24, 2011.

A summary of the status of the Company's non-vested shares as of December 31, 2013 and movement during the year ended December 31, 2013, is presented below:

	Non-vested Shares	Weighted average grant date fair value
As of January 1, 2013	154,744	$52.25
Granted and issued shares	140,000	$1.52
Granted and non issued shares	50, 000	$1.60
Vested	(197,500)	$3.41
As of December 31, 2013	147,244	$52.32

The compensation expense recognized in the years ended December 31, 2011, 2012 and 2013 was $1,412, $378 and $345 and is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss). As of December 31, 2013, the total unrecognized compensation cost related to non-vested share awards is $0. The weighted average grant date fair value of shares granted, vested and forfeited for the years 2011, 2012 and 2013 was $47.95, $52.25 and $52.32 respectively.

The total fair value of shares vested during the years ended December 31, 2012 and 2013 was $51 and $309 respectively.

On December 18, 2013 the Board of Directors granted 50,000 shares to the Company's Chief Executive Officer at a price of $1.60 per share to be issued to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer, in accordance with the CEO's employment contract dated September 1, 2010. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon his termination from the Company for any reason (including resignation). However, as the shares granted to the Company's Chief Executive Officer do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The compensation expense of $80 is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2013. These shares were issued on January 17, 2014.

The Company estimates the future forfeitures of non-vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

No dividends were paid in the years ended December 31, 2011, 2012 and 2013.

14.              Earnings (loss) Per Common Share:

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

The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
Net (loss) income	$(189,112)	$(63,984)	$1,408
Net (loss) income available to common shareholders	$(189,112)	$(63,984)	$1,408

Weighted average common shares outstanding, basic	6,304,679	16,989,585	17,061,530

Weighted average common shares outstanding, diluted	6,304,679	16,989,585	17,111,530

(Loss) / income per common share, basic and diluted	$(30.00)	$(3.77)	$0.08

For the years ended December 31 2011, 2012 and 2013, 180,244, 154,744 and 147,244 shares respectively, of non-vested shares as at the end of each year, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

15.       Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are as follows (expressed in thousands of U.S. Dollars):

Voyage Expenses	Year Ended December 31,
	2011	2012	2013
Port charges	1,141	24	18
Bunkers	4,684	177	125
Commissions	1,918	822	520
Total	7,743	1,023	663

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Vessel Operating Expenses	Year Ended December 31,
	2011	2012	2013
Crew wages and related costs	5,415	361	-
Insurance	1,165	83	47
Repairs and maintenance	1,356	179	689
Spares and consumable stores	2,369	184	-
Taxes (Note 17)	63	7	9
Total	10,368	814	745

During 2013, the bareboat charterer of the M/V Evian failed to pay operating expenses of the vessel, as per the bareboat charter party. Hence the Company, in order to avoid the detention of M/V Evian, paid a portion of the operating expenses that the bareboat charterer incurred in 2013 and that related mainly to repairs and maintenance expenses

16.       Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are analyzed as follows (expressed in thousands of U.S. Dollars):

Interest and Finance Costs	Year Ended December 31,
	2011	2012	2013
Interest on debt (Note 10)	10,068	7,240	4,644
Bank charges	16	297	964
Amortization and write-off of financing fees	2,234	1,437	1,835
Amortization of debt discount	3,965	371	-
Total	16,283	9,345	7,443

17.       Income Taxes:

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

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The Marshall Islands, where the Company is incorporated, grants an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, it satisfied the 50% Ownership Test. The Company also believes that for periods subsequent to its initial public offering, it satisfies the Publicly-Traded Test on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

18.       Derivative Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of accounts payable due to suppliers, termination fee outstanding (see Note 20) and an interest rate swap agreement.

a)
 Interest rate risk: As of December 31, 2013 the Company bears no interest rate risk relating to the variability of the cash flows since there is no outstanding senior debt and the only interest rate swap arrangement is not pegged to a floating interest rate. The only exposure the Company retains to Floating interest rates relates to the outstanding balance of the termination fee outstanding (see Note 20).

b)	Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable.

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

c)
Fair value: The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The carrying value of the termination fee outstanding approximates its fair value as this represents an interest bearing liability pegged to floating Libor rates. The Company considers its creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The estimated fair value of the Company's derivatives outstanding as at December 31, 2012 and 2013, as detailed below, approximates their carrying values.

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Liability
		December 31, 2013				December 31, 2012**	December 31, 2013
ALPHA	1	$20,000	7 years	March 30, 2008	10.85%	(2,785)	(1,697)

** The total value of the Company's interest rate swap arrangements as of December 31, 2012 was $5,811. Two of our interest rate swap arrangements as of December 31, 2012 matured on March 27, 2013 and June 30, 2013 respectively and another two were transferred on October 16, 2013 to the new owners of Jeke Shipping Company Limited. (owner of the M/T Evian) in accordance with the stock purchase agreement for the disposal of the subsidiary (see Note 19). The table above presents a comparison of the value of our interest rate swap arrangements as of December 31, 2013 with it's corresponding value on December 31, 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The Company entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in current LIBOR rates. As of December 31, 2013, the Company's outstanding interest rate swap had a combined notional amount of $20,000.

The Company has entered into an agreement with Alpha bank relating to the Alpha bank Swap, according to which, the Company has pledged an amount of $1,739 as of December 31, 2013 to an account controlled by Alpha bank as a cash collateral for the repayment of interest of the Alpha bank Swap.

The Company follows the accounting guidance for Fair Value Measurements and Disclosures. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The Company pays a fixed rate and receives a fixed rate for its remaining interest rate swap with Alpha bank. The fair values of those derivatives determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

As of December 31, 2013, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated financial statements.

The following table summarizes the valuation of the Company's assets measured at fair value on a non-recurring basis as of December, 31, 2013. No items were measured at fair value on a non-recurring basis at December 31, 2013.

Items Measured at Fair Value on a Nonrecurring Basis
		Fair Value Measurements

	December 31, 2012	Quoted prices in active markets for identical assets	Significant other observable inputs	Unobservable Inputs	Gains/
Non – Recurring Measurements:		Level 1	Level 2	Level 3	(Losses)
Long-lived assets held for sale	$25,200		$25,200		$(16,978)
Long-lived assets held and used	$164,792		$164,792		$ (46,592)
Long-lived assets previously held for sale and currently held and used	$12,500		$12,500		$2,086

In accordance with the provisions of relevant guidance, a long-lived asset held for sale, namely M/T UACC Sila, with a carrying amount of  $42,178 was written down to its fair value of $25,200, resulting in an impairment charge of $16,978, which was included in the accompanying consolidated statement of comprehensive income/ (loss) for December 31, 2012 (see Note 4). The fair value of the impaired vessel was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to the Company's vessels. As a result, the Company classified this long-lived asset held for sale as Level 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

In accordance with the provisions of relevant guidance, long-lived assets held and used, namely M/T Miss Marilena, M/T Lichtenstein, M/T UACC Schams, M/T Britto and M/T Hongo, with a total carrying amount of $211,384 were written down to a total fair value of $164,792, resulting in an impairment charge of $46,592, which was also included in the accompanying consolidated statement of comprehensive income/ (loss)for December 31, 2012 (see Note 4).The fair value of the impaired vessels was determined by a combination of market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to the Company's vessels, that determined the charter-free vessel value (level 2) and a charter valuation based on the Company's projections employing assumptions used by market participants (level 3). The Company has split its approach in two sections: (i) Charter-free value of the vessel. Charter-free value was determined from quotations from well respected brokers regarding vessels with similar characteristics with the vessels of the Company. This market approach was deemed more objective mainly due to the multitude of transactions of comparable assets in the active and liquid shipping S & P market. Valuation inputs from the market approach are considered Level 2 in the fair value hierarchy, since the Company uses a valuation derived from prices in observed transactions. (ii) Value of the charter. The valuation of the attached timecharter on three of the Company's impaired tankers entailed the discounting of the differential between the current long period timecharter for a similar vessel and the timecharter already attached to the vessel for the duration of the latter. The source of the current long period timecharter rates were third party independent shipbrokers. Apart from the long period timecharter rates, budgeted operating expenses and the discount rate that the Company used, there were no other assumptions used in the discounting model. The discount rate used by the Company took into account the cost of equity of the company, the country risk of the charterer's country and the default rate of the charterer. The operating expenses used were management estimates based on the management's experience in operating this type of vessel. The charter valuation, since it entails the use of judgments and assumptions, was individually considered a level 3 approach. However according to ASC 820-10-35-37 (Applying ASU 2011-04) if the level 3 part of the valuation is deemed insignificant (18.7% of the total value was derived from level 3 inputs) from the Company the prevailing level would be level 2, hence the Company characterized the valuation approach as a Level 2 in its entirety.

In accordance with the provisions ASC 360-10-35-44, long-lived assets previously classified as held for sale that were classified as held and used as of December 31, 2012 with a carrying amount of $10,414 were valued at $12,500, resulting in a write-up of $2,086, which was included in the accompanying consolidated statement of comprehensive income/ (loss) for the year ended December 31, 2012 (see Note 4). According to the provisions of abovementioned guidance the Company measured (i) the carrying amount of the vessel before it was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the vessel been continuously classified as held and used and (ii) the fair value of the vessel on December 31, 2012, which was the date that the Company decided not to sell the asset. The Company determined that the lower value of the two above measurements was the fair value of the vessel on December 31, 2012 and used that as fair value. The fair value of the vessel on December 31, 2012 was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. As a result, the Company classified this long-lived asset held and used as Level 2.

The following tables summarize the valuation of our derivative financial instruments as of December 31, 2012 and 2013 respectively:

As of December 31, 2012	Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$5,811	-	$5,811	-

As of December 31, 2013	Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$1,697	-	$1,697	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The Company's interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in "Gain / (loss) on derivative financial instruments" in its consolidated statement of comprehensive income/ (loss) as well as presents the fair value at the end of each period in the balance sheet. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative losses in the consolidated statements of comprehensive income/(loss) are presented below:

	Liability Derivatives
	December 31, 2012		December 31, 2013
Derivatives not designated as hedging instruments
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities – Derivative financial instruments	$5,811	Current liabilities – Derivative financial instruments	$1,135	Non Current liabilities – Derivative financial instruments	$562
Total Derivatives not designated as hedging instruments		$5,811		$1,135		$562

In year ended December 31, 2012 due to covenant breaches we classified all our derivative financial instruments as current (see Note 3).

		Amount of Loss/(Gain) Recognized in Statement of Comprehensive Income/ (Loss)

Derivative Instruments not designated as hedging instruments	Location of Loss/(Gain) recognized in Income on Derivative	December 31, 2011	December 31, 2012	December 31, 2013
Interest rate swaps	Loss/(Gain) on derivative financial instruments	$(2,835)	$(2,656)	$(2,313)

Total Loss/(Gain) on Derivatives		$(2,835)	$(2,656)	$(2,313)

The Company has treated the Sovereign transaction as a freestanding financial instrument settled in the Company's common stock according to guidance under ASC 480-10 and as such the obligation is recognized in the balance sheet at fair value with changes in its fair value recorded in earnings. The Company didn't recognize an obligation deriving from the Sovereign financial instrument as of December 31, 2011 since the Company is not obliged in any way to issue shares further shares or draw down the remaining $3 million under the Sovereign Transaction and has made no commitment to Sovereign to do so. Hence the instrument was not valued and hence there were no changes in its fair value to be recorded in earnings. For the same reason, no changes in the Sovereign financial instrument's fair value were recorded in earnings during the year ended December 31, 2012. Finally the Company did not recognize an obligation deriving from the Sovereign financial instrument as of December 31, 2012 since the Sovereign financial instrument matured in August 25, 2012.

19.       Gain on disposal of subsidiaries:

On October 16, 2013 the Company sold the shipowning subsidiaries which owned the six vessels of the Company's fleet (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party, for an aggregate cash consideration of $173,000 less $135,448 in net debt and swap obligations of the Shipowning companies that were assumed by the buyers. A gain from the disposal of subsidiaries of $1,591 was recognized, which is included in the Company's consolidated statement of comprehensive income/ (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2013
AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

20.       Other Non Current Liabilities

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750 included in "Lease Termination Expense" in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2011. As of December 31, 2012, the outstanding amount of the termination fee was $5,306 (see Note 8).

On January 1, 2013 the Company entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 was divided into two tranches, "Tranche A" ($4,500) that bears interest of 3% plus Libor and "Tranche B" ($806) that doesn't bear interest. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2014	800
2015	800
2016	800
2017	1,500	806
	3,900	806

Finally, according to this agreement the Company pays monthly interest payments. As of December 31, 2013 the non-current part of the termination fee is $3,906.

21.           Subsequent Events

On February 6, 2014 the Company agreed to cancel the MOA that it had entered into on December 16, 2013 and entered into a new MOA to purchase another 50,000 dwt newbuilding product/chemical tanker with a time charter from an entity also affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in May 2014. This cancellation didn't entail any penalties. The purchase price of the newbuilding is $38,250 payable as follows: $7,400 already paid on December 16, 2013 for the purchase of the vessel we agreed on in December 16, 2013, which as of December 31, 2013 is recorded under "Advances for Vessels Acquisitions" (see Note 5), $3,500 payable in cash in February 2014 and $27,350 payable in cash or shares at the Company's option on delivery of the vessel.