Form 20-F
period 2014-12-31
TOP SHIPS INC.
filed 2015-04-29
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece
(Address of principal executive offices)

Alexandros Tsirikos, (Tel) +30 210 812 8180, atsirikos@topships.org, (Fax) +30 210 614 1273, 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece
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

As of December 31, 2014, 18,969,989 shares of Common Stock, par value $0.01 per share, were outstanding.

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

Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

________ Item 17	________ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

TABLE OF CONTENTS

Page
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

ITEM 4.	INFORMATION ON THE COMPANY	23

ITEM 4A.	UNRESOLVED STAFF COMMENTS	36

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	59

ITEM 8.	FINANCIAL INFORMATION.	62

ITEM 9.	THE OFFER AND LISTING.	63

ITEM 10.	ADDITIONAL INFORMATION	64

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	74

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	74

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	75

ITEM 15.	CONTROLS AND PROCEDURES	75

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	76

ITEM 16B.	CODE OF ETHICS	76

ITEM 16C.	PRINCIPAL AUDITOR FEES AND SERVICES	77

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	77

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	77

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	77

ITEM 16G.	CORPORATE GOVERNANCE	78

ITEM 16H.	MINE SAFETY DISCLOSURE	78

PART III

ITEM 17.	FINANCIAL STATEMENTS	78

ITEM 18.	FINANCIAL STATEMENTS	78

ITEM 19.	EXHIBITS	78

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

PART I

ITEM 1.                          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                           KEY INFORMATION

Unless the context otherwise requires, as used in this report, the terms "Company," "we," "us," and "our" refer to Top Ships Inc. and all of its subsidiaries, and "Top Ships Inc." refers only to Top Ships Inc. and not to its subsidiaries. We use the term deadweight ton or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Throughout this annual report, the conversion from Euros, or €, to U.S. dollars, or $, is based on the U.S. dollar/Euro exchange rate of 1.215 as of December 31, 2014, unless otherwise specified.

A.           Selected Financial Data

The following table presents summary consolidated financial and other operating data of the Company for each of the five years in the five-year period ended December 31, 2014. The summary consolidated financial data of  the Company   as of December 31, 2013 and 2014, and for each of the years in the three year in the period ended December 31, 2014, is derived from our audited consolidated financial statements included in "Item 18. Financial Statements". The selected consolidated financial data as of December 31, 2010, 2011 and 2012, and for the years ended December 31, 2010 and 2011, is derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in "Item 18. Financial Statements". You should also read "Item 5. Operating and Financial Review and Prospects".

All references to our common shares and per-share data included in the selected historical consolidated financial data below have been retrospectively adjusted to reflect the one-for-seven reverse stock split effective on April 21, 2014.

	Year Ended December 31,
U.S. Dollars in thousands, except per share data	2010	2011	2012	2013	2014
STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)
Revenues	90,875	79,723	31,428	20,074	3,602
Other Income	-	872	-	-	-

Voyage expenses	2,468	7,743	1,023	663	113
Charter hire expense	480	2,380	-	-	-
Lease termination expense	-	5,750	-	-	-
Vessel operating expenses	12,853	10,368	814	745	1,143
Dry-docking costs	4,103	1,327	-	-	-
Management fees-third parties	159	439	-	-	-
Management fees-related parties	3,131	5,730	2,345	1,351	703
General and administrative expenses	18,142	15,364	7,078	3,258	2,335
Other operating income					(861)
(Gain)/Loss on sale of vessels	(5,101)	62,543	-	(14)	-
Vessel depreciation	32,376	25,327	11,458	6,429	757
Impairment on vessels	-	114,674	61,484	-	-
Gain on disposal of subsidiaries	-	-	-	(1,591)	-

Operating (loss)/income	22,264	(171,050)	(52,774)	9,233	(588)

Interest and finance costs	(14,776)	(16,283)	(9,345)	(7,443)	(450)
(Loss)/Gain on derivative financial instruments	(5,057)	(1,793)	(447)	(171)	3,866
Interest income	136	95	175	131	74
Other (expense)/income, net	(54)	(81)	(1,593)	(342)	(6)
					-
Net income/(loss)	2,513	(189,112)	(63,984)	1,408	2,896
Other comprehensive income / (loss)	(51)	-	-	-	-
Comprehensive income/(loss)	2,462	(189,112)	(63,984)	1,408	2,896
Earnings/(Loss) per share, basic	$5.60	$(209.97)	$(26.36)	$0.58	$0.22
Earnings/(Loss) per share, diluted	$5.60	$(209.97)	$(26.36)	$0.58	$0.18
Weighted average common shares outstanding, basic	439,325	900,668	2,427,083	2,437,361	12,958,111
Weighted average common shares outstanding, diluted	439,677	900,668	2,427,083	2,444,504	15,743,449

	Year Ended December 31,
U.S. dollars in thousands	2010	2011	2012	2013	2014
BALANCE SHEET DATA
Current assets	3,420	14,866	26,735	10,262	1,227
Total assets	622,091	296,373	211,415	27,868	75,575
Current liabilities, including current portion of long-term debt	366,609	219,690	193,630	8,605	9,334
Non-Current liabilities	-	-	4,706	4,468	23,712
Total debt	337,377	193,749	172,619	-	19,419
Common stock	5	24	24	25	190
Stockholders' equity	255,482	76,684	13,079	14,795	42,529

FLEET DATA
Total number of vessels at end of period	13.0	7.0	7.0	0.0	1.0
Average number of vessels(1)	13.1	11.7	7.0	5.1	0.5
Total calendar days for fleet(2)	4,781	4,281	2,562	1,852	195
Total available days for fleet(3)	4,686	4,218	2,546	1,852	195
Total operating days for fleet(4)	4,676	4,180	2,544	1,852	195
Total time charter days for fleet	2,076	1,109	124	-	195
Total bareboat charter days for fleet	2,555	2,551	2,420	1,852	-
Total spot market days for fleet	45	520	-	-	-
Fleet utilization(5)	99.80%	99.1%	99.92%	100.00%	100.00%

Amounts in U.S. dollars
AVERAGE DAILY RESULTS
Time charter equivalent(6)	$18,907	$17,220	$11,951	$10,484	$17,892
Vessel operating expenses(7)	$2,688	$2,422	$318	$402	$5,862
General and administrative expenses(8)	$3,795	$3,589	$2,763	$1,759	$11,974

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

(4)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen technical circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenue.

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

U.S. dollars in thousands, except average daily time charter equivalent which are are US Dollars and total operating days	2010	2011	2012	2013	2014
On a consolidated basis
Revenues	$90,875	$79,723	$31,428	$20,074	$3,602
Less:
Voyage expenses	(2,468)	(7,743)	(1,023)	(663)	(113)

Time charter equivalent revenues	$88,407	$71,980	$30,405	$19,411	$3,489

Total operating days	4,676	4,180	2,544	1,852	195
Average Daily Time Charter Equivalent (TCE)	$18,907	$17,220	$11,951	$10,484	$17,892

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

Given current market conditions, we will seek to deploy our vessels on time and bareboat charters in a manner that will help us achieve a steady flow of earnings. Although period charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, vessels committed to period charters may not be available for spot voyages during an upturn in the tanker industry cycle, as the case may be, when spot voyages might be more profitable. If we cannot employ our vessels on profitable time charters or employ them in the spot market for a profit, our results of operations and operating cash flow may suffer if rates achieved are not sufficient to cover respective vessel operating and financial expenses.

The international tanker industry has historically been both cyclical and volatile and this may lead to reductions and volatility in our charter rates, our vessel values and our results of operations.

The international tanker industry in which we operate is cyclical with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates will likely cause the value of our vessels to decline.

Changes in spot rates and time charters can affect the revenues we will receive from operations, and can also affect the value of our vessels, even if they are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels. Factors affecting the supply and demand for our vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in tanker industry conditions are also unpredictable. Factors that influence demand for tanker vessel capacity include:

•	supply and demand for refined petroleum products and crude oil;

•	changes in crude oil production and refining capacity resulting in shifts in trade flows for crude oil and petroleum products;

•	the location of regional and global crude oil refining facilities that affect the distance oil is to be moved by sea;

•
global and regional economic and political conditions, including developments in international trade, fluctuations in industrial and agricultural production, and armed conflicts, terrorist activities and strikes;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather, natural disasters and other acts of God;

•	competition from alternative sources of energy, other shipping companies and other modes of transportation; and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	current and expected purchase orders for vessels;

•	the scrapping rate of older vessels;

•	vessel freight rates;

•	the price of steel and vessel equipment;

•	technological advances in the design and capacity of vessels;

•	potential conversion of vessels to alternative use;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion;

•	the number of vessels that are out of service at a given time; and

•	changes in global crude oil production.

The international tanker industry has recently experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels, and a continued downturn in these markets may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants.

The Baltic Dirty Tanker Index, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and tanker vessel sizes, declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represented a decline of 80%. Although the index rose to 795 as of April 2, 2015, there can be no assurance that the crude oil charter market will increase further, and the market could again decline. The Baltic Clean Tanker Index fell from 1,509 points as of June 19, 2008, to 345 points as of April 4, 2009. The index rose to 908 as of December 23, 2011, but has since dropped again to 665 as of as of April 2, 2015. The dramatic decline in charter rates was due to various factors, including (i) the significant fall in demand for crude oil and petroleum products, (ii) the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, (iii) the dramatic fall in the price of oil in 2008, and (iv) the restrictions on crude oil production imposed by OPEC and non-OPEC oil producing countries. From 2009 and to 2014, the above-mentioned factors affecting the Baltic Dirty and Clean Tanker Indices partially subsided, thereby allowing for the recovery of rates and a stabilization of tanker vessel values.

However, another drop in charter rates could have a material adverse effect on our business, financial condition and results of operations. If the charter rates in the tanker market decline from their current levels, our future earnings may be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our loan agreements.

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and consequently for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results.

The world economy continues to face a number of new challenges, turmoil and hostilities in the Middle East, North Africa and other geographic areas and continuing economic weakness in the European Union. A deterioration in the global economy may cause a decrease in worldwide demand for certain goods and, thus, shipping. In the past, economic and governmental factors, together with concurrent declines in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, causing the price of our common shares to decline.

The European Union continues to experience relatively slow growth and exhibit weak economic trends. Over the past six years, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity, and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Since 2008, lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect onus of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2014 was 7.4%, down from a growth rate of 7.7%for the year ended December 31, 2013 and remaining below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slow or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

Among other factors, we face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. The shipping industry, which is highly dependent on the availability of credit to finance and expand operations, has been and may continue to be negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

In addition, at times, lower demand for crude oil as well as diminished trade credit available for the delivery of such crude oil have led to decreased demand for tankers creating downward pressure on charter rates.

If the current global economic environment worsens, we may be negatively affected in the following ways:

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

Our vessels may suffer damage due to the inherent operational risks of the tanker industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

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

In the case of bareboat chartered-out vessels, drydocking risks, expenses and loss of hire or freight revenue affect the bareboat charterer and not the shipowner, for the duration of the bareboat charter. In the case of our bareboat chartered-in vessels , drydocking risks, expenses and loss of hire or freight revenue affect us.

The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

The fair market value of our vessels may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the international tanker shipping industry;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	supply and demand for vessels;

•	cost of newbuildings;

•	price of steel;

•	governmental or other regulations; and

•	technological advances.

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

An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil and petroleum products, as well as strong overall economic growth in part of the world economy, including Asia. As of December 31, 2014, newbuilding orders have been placed for an aggregate of approximately 15.2% of the existing global tanker fleet with the bulk of deliveries expected during 2015 to 2016.

An over-supply of tankers has already resulted in an increase in tanker charter hire rate volatility. If this volatility persists, we may not be able to find a profitable charter for our vessels. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business, reputation and the market for our common stock.

From time to time on charterers' instructions, vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, despite provisions in our charters prohibiting charterers from calling on ports in countries that are subject to U.S., E.U. and United Nations sanctions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action" (the "JPOA"). Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and it has since extended it until June 30, 2015.Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

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

The continuing conflicts in Korea, the Middle East, and North Africa, and the presence of the United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain financing, to do so on terms unfavorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as South China Sea, Arabian Sea, Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden, the Indian Ocean, and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed that insurers characterize as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Despite recent low fuel prices in the beginning of 2015, fuel may become more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. When our vessels are under period employment the fuel cost is borne by the charterer.

RISKS RELATED TO OUR COMPANY

If we are unable to obtain financing required to complete payments on our newbuildings, we may lose all or a portion of the payments previously made.

As of December 31, 2014, we had contractual commitments for the acquisition of the five newbuilding vessels of our fleet totaling approximately $119.8 million, of which $50.4 million was scheduled to be due in 2015 and $69.5 million was scheduled to be due in 2016. We had, as of December 31, 2014, an unrestricted cash balance of $0 million. Although we sold and leased back two of our vessels in 2015, the M/T Stenaweco Energy and the M/T Stenaweco Evolution for total proceeds of $57 million, we will still be required to use cash or incur borrowings or raise capital through the sale of additional equity or debt securities to fund the delivery installments for Hull Nos. S418, S419, S414 and S417, and to acquire further vessels. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to take delivery of our contracted newbuildings or acquire other newbuilding or secondhand vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due, which may result in a default under our construction contracts, or otherwise fail to take delivery of a vessel, we would be prevented from realizing potential revenues from this vessel, which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, we could also lose all or a portion of our payments to the shipyard for the contracts that were paid by us and we could be liable for penalties and damages under such contracts. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities.

Newbuilding projects are subject to risks that could cause delays.

As of the date of this annual report, we have entered into shipbuilding contracts for four newbuilding vessels scheduled to be delivered from Hyundai Mipo Dockyard Co., Ltd., or Hyundai Dockyard, between the third quarter of 2015 and the third quarter of 2016. Newbuilding construction projects are subject to risks of delay inherent in any large construction project caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, bankruptcy or other financial crisis of the shipyard, a backlog of orders at the shipyard, or any other events of force majeure. A yard's failure to complete the project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results as we will continue to incur other costs to operate our business.

Our operating fleet consists of two MR product tankers, the M/T Stenaweco Energy and the M/T Stenaweco Evolution. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

Our operating fleet as of the date of this annual report consists of two bareboat chartered-in MR product tankers, the M/T Stenaweco Energy and the M/T Stenaweco Evolution. Until the delivery of one or more of the newbuilding vessels for which we have contracted, which are scheduled to be delivered to us between the third quarter of 2015 and the third quarter of 2016, or until we identify and acquire additional vessels, we will depend upon these vessels for all of our revenue. If these vessels are unable to generate revenue as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

In the future we may enter into various contracts, including pooling arrangements, charter agreements, shipbuilding contracts and credit facilities. All of our revenues are currently derived from one charterer, Stena Weco A/S and upon delivery of our four newbuildings under construction, unless we acquire additional vessels, we expect that the majority of our revenues will be derived from three charterers, Stena Weco A/S, BP Shipping Limited and Dampskibsselskabet NORDEN A/S. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our sale and leaseback agreements contain restrictive covenants that may limit our liquidity and corporate activities, which could have an adverse effect on our financial condition and results of operations.

Our existing sale and leaseback agreements for the M/T Stenaweco Energy and M/T Stenaweco Evolution contain, and any future financing arrangements are expected to contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

Our sale and leaseback agreements require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. These financial ratios and covenants include requirements that we:

•	maintain a consolidated leverage ratio of not more than 75%; and

•	maintain minimum free liquidity of $0.75 million per vessel and $0.5 million per bareboated chartered-in vessel;

As of the date of this report, we are in compliance with the consolidated leverage ratio and the minimum free liquidity covenants.

As a result of the restrictions in our sale and leaseback agreements, or similar restrictions in our future financing arrangements, we may need to seek permission from the owners of our leased vessels or our future lenders in order to engage in certain corporate actions. Their interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest, which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenant requirements, could lead to defaults under our sale and leaseback agreement or our future financing arrangements. If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, the owners of our leased vessels or our future lenders, as appropriate, could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. We could lose our vessels if our future indebtedness is accelerated or if we default on our sale and leaseback agreements and we cannot obtain additional financing. The loss of our vessels would mean we could not continue to run our business.

Due to market conditions, we may sell our newbuilding vessels at a loss or incur impairment charges.

As of the date of this report we have entered into shipbuilding contracts for four newbuilding vessels scheduled to be delivered from Hyundai Dockyard between the third quarter of 2015 and the third quarter of 2016. Since the summer of 2008, vessel values in the tanker industry have been very volatile.

If we sell any vessel at a time when vessel prices have fallen, the sale price may be less than the vessel's carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the asset for a potential impairment adjustment and may be required to write down the carrying amount of the vessel in our financial statements and incur a loss and a reduction in earnings if the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

Servicing future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

To finance our fleet expansion program, we intend to incur secured indebtedness. For example, we have signed a firm commitment letter with ABN AMRO BANK N.V. for a senior debt facility of up to $42 million to fund, in part, the delivery of Hull Nos. S418 and S419 due in the third quarter of 2015 and first quarter of 2016, respectively. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2014, we had a total indebtedness of $19.4 million. As of the date of this annual report, and as a result of the sale and leaseback agreements for the M/T Stenaweco Energy and M/T Stenaweco Evolution we have no indebtedness. Our future level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of, our indebtedness. Our future debt could also have other significant consequences. For example, it could:

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

•
adversely impact our ability to comply with the financial and other restrictive covenants in our sale and leaseback and future credit agreements, which could result in an event of default under such agreements.

Furthermore, our future interest expense could increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our future debt, sell assets, borrow more money or sell more securities, and we cannot guarantee that the resulting proceeds therefrom, if any, will be sufficient to meet our ongoing capital and operating needs.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet in the future. Our future growth will primarily depend on our ability to:

•	generate excess cash flow for investment without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

•	raise equity and obtain required financing for our existing and new operations;

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrate any acquired business successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	enhance our customer base; and

•	manage expansion.

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

Our ability to obtain additional debt financing may be dependent on our ability to charter our vessels, including newbuilding vessels upon delivery, the performance of our current and then-existing charters and the creditworthiness of our charterers.

Our inability to charter our vessels, including our newbuilding vessels when they are delivered to us, and the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain financing, or receiving financing at a higher than anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.

In the highly competitive international tanker shipping market, we may not be able to compete for charters with new entrants or established companies with greater resources.

We will employ our tankers and any additional vessels we intend to acquire in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and refined petroleum products can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.

A limited number of financial institutions hold our cash including financial institutions located in Greece.

A limited number of financial institutions, including institutions located in Greece, hold all of our cash. Our cash balances have been deposited from time to time with banks in Monaco, Germany, United Kingdom and Greece amongst others. Of the financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. These balances are not covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

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

We may be unable to attract and retain key management personnel and other employees in the international tanker shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc, or Central Mare, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis and we have entered into agreements with  Central Mare for the compensation of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Alexandros Tsirikos, our Executive Vice President, Chairman and Director, Vangelis Ikonomou, and our Chief Technical Officer, Demetris Souroullas. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Central Shipping Monaco SAM, or CSM, which we refer to as our Fleet Manager, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels and all other vessels we may acquire. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

When we enter into a time charter or bareboat charter, rates under that charter are fixed throughout the term of the charter. If the spot charter rates in the tanker shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our then existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our future loan or current leaseback obligations. If our future lenders choose to accelerate our indebtedness and foreclose their liens, or if the owners of our leased vessels choose to repossess vessels in our fleet as a result of a default under the sale and leaseback agreements, our ability to continue to conduct our business would be impaired.

An increase in operating costs could decrease earnings and available cash.

Vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If any vessels we acquire suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash. In the case of bareboat chartered-out vessels, operating expenses and loss of hire or freight revenue due to repairs or damages, affect the bareboat charterer and not the shipowner for the duration of the bareboat charter.

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

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel's useful life ,which would adversely affect our business, results of operations and financial condition.

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

Purchasing and operating previously owned or secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

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

We carry insurance for all vessels we acquire against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes.

In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for the vessels we acquire. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible as well as limitations and exclusions which may nevertheless increase our costs or lower our revenue.

We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.

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

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

A government could requisition vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of any vessels we acquire could negatively impact our revenues should we not receive adequate compensation.

U.S. federal tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

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

We believe that we were a PFIC for our 2013 taxable year because we believe that at least 50% of the average value of our assets consisted of vessels which were bareboat chartered and at least 75% of our gross income was derived from vessels on bareboat charter.

Based on our current assets and activities, however, we do not believe that we will be a PFIC for our 2014 taxable year and subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ''passive income,'' and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation– U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares.  See "Taxation —U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders as a result of our status as a PFIC.  In addition, as a result of being treated as a PFIC for the 2013 taxable year, any dividends paid by us during 2014 will not be eligible to be treated as "qualified dividend income," which would otherwise be eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. Although we have qualified for this statutory exemption in previous taxable years and have taken this position for U.S. federal income tax return reporting purposes and we believe to qualify for the 2014 taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of our common stock, owned in the aggregate 50% or more of the vote and value of such stock, and "qualified shareholders" as defined by the Treasury regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of common stock to preclude the shares in that closely-held block that are not so owned from representing 50% or more of the value of our common stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

Fluctuations in exchange rates could affect our results of operations because we generate a portion of our expenses in currencies other than U.S. dollars.

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly Euros. During 2014, approximately 11% of our expenses were in Euros and approximately 1% were in currencies other than the U.S. dollar or Euro. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular, the Euro. Should the Euro appreciate relative to the U.S. dollar in future periods, our expenses will increase in U.S. dollar terms, thereby decreasing our net income. We have not hedged these risks and therefore our operating results could suffer as a result.

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

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq National Market, now the Nasdaq Global Select Market, which we refer to as Nasdaq. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2014, the closing price of our common shares experienced a high of $13.93 on January 22, 2014 and a low of $1.04 on December 29, 2014. On August 21, 2012, we received a notification of deficiency from Nasdaq stating that market value of our publicly-held shares fell below certain minimum requirements for listing on the Nasdaq Global Select Market, with a grace period of 180 calendar days to regain compliance. We regained compliance within the applicable grace period. In addition, because the market price of our common shares has dropped below $5.00 per share, brokers generally prohibit shareholders from using such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. Furthermore, if the volatility in the market continues or worsens, it could have a further adverse effect on the market price of our common shares, regardless of our operating performance.

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

Further, lack of trading volume in our stock may affect investors' ability to sell their shares. Our common shares have been experiencing low daily trading volumes in the market. As a result, investors may be unable to sell all of their shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.

Certain existing stockholders, who hold approximately 45.4% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

As of the date of this annual report, Sovereign Holdings Inc., or Sovereign, Epsilon Holdings Inc., or Epsilon, Oscar Shipholding Ltd, or Oscar Shipholding, Race Navigation Inc., or Race Navigation, companies that are wholly-owned by Evangelos Pistiolis, as well as Tankers Family Inc. that is owned by the family of Mr. Pistiolis own approximately 45.4% of our outstanding common shares. In addition, Race Navigation holds 1,250,000 warrants to purchase common shares at an exercise price of $2.50 per common share. Due to the number of shares he indirectly holds, Mr. Pistiolis, through Sovereign, Epsilon, Oscar Shipholding and Race Navigation, has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of Mr. Pistiolis may be different from your interests.

Shareholders may experience significant dilution as a result of future equity offerings or issuance if shares are sold at prices significantly below the price at which shareholders invested.

We may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, any exercise of our outstanding warrants issued in June 2014, future vessel acquisitions, repayment of outstanding indebtedness, or our equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

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

Future issuance of common shares may trigger antidilution provisions in our outstanding warrants and affect the interests of our common shareholders.

The warrants we issued in June 2014, or our 2014 Warrants, contain antidilution provisions that could be triggered by the issuance of common shares in a future offering, depending on their offering price. For instance, the issuance by us of common shares for less than $2.50 per common share, which is the current exercise price for the 2014 Warrants, could result in an adjustment downward of the exercise price of the 2014 Warrants. This adjustment could affect the interests of our common shareholders and the trading price for our common shares. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the then current exercise price of the 2014 Warrants would result in an adjustment downward of the exercise price.

Additionally, we value our 2014 Warrants liability at the closing of each fiscal quarter. If the market price of our common stock at the end of the relevant quarter is higher than the previous quarter, we will realize a non-cash loss attributable to the change in market value. Should the market price of our common stock rise, our Warrants liability will increase correspondingly, which could have a material adverse effect on our business, results of operations and financial condition.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under atypical jurisdiction in the United States.

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

Several provisions of our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

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

Our executive management team consists of our President and Chief Executive Officer, Evangelos Pistiolis, our Chief Financial Officer, Alexandros Tsirikos, our Executive Vice President, Vangelis Ikonomou, and our Chief Technical Officer, Demetris Souroullas. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of our newbuilding vessels or any other vessels we acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager's services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

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

We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore upon delivery of our newbuilding vessels or any other vessels we acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager will provide similar services for vessels owned by other shipping companies, and it may provide similar services to companies with which our Fleet Manager is affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager's performance of its obligations to us, on the one hand, and our Fleet Manager's performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

ITEM 4.                          INFORMATION ON THE COMPANY

A.            History and Development of the Company

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed Top Ships Inc. Our common stock is currently listed on the Nasdaq Global Select Market under the symbol "TOPS." The current address of our principal executive office is 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000.

Business Development

On January 1, 2013, we entered into an agreement with the owner of M/T Delos by which the termination fee of $5.3 million outstanding as of December 31, 2012 was divided into two tranches; "Tranche A" ($4.5 million) that will bear interest of 3% plus Libor and "Tranche B" ($0.8 million) that will not bear interest. This agreement provides for the repayment of Tranche A and Tranche B up to 2017.

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

On October 16, 2013, we sold the shipowning subsidiaries which owned the six vessels of our fleet (the "2013 Fleet") to an affiliate of the AMCI Poseidon Fund LP, for an aggregate cash consideration of approximately $173 million less approximately $135 million in debt and swap obligations of the shipowning companies that were assumed by the buyers. Following this sale we did not own any operating vessels.

On December 5, 2013, we entered into an MOA to acquire a 39,000 dwt newbuilding product/chemical tanker from an entity affiliated with Mr. Pistiolis. The newbuilding is scheduled for delivery from Hyundai Dockyard in the third quarter of 2015.

On December 16, 2013, we entered into an MOA to acquire a 50,000 dwt newbuilding product/chemical tanker with a time charter attached from an entity affiliated with Mr. Pistiolis. The newbuilding was scheduled for delivery from Hyundai Dockyard in the first quarter of 2015.

As of December 31, 2013, our fleet consisted of two newbuilding vessels under construction and scheduled for delivery in the first and third quarter of 2015.

In February 6, 2014, we agreed to cancel the MOA we had entered into in December 16, 2013 and entered into a new MOA to purchase another 50,000 dwt newbuilding product/chemical tanker with a time charter from an entity also affiliated with Mr. Pistiolis, scheduled for delivery from Hyundai Dockyard in May 2014.

On February 24, 2014, at a Special Meeting of Shareholders, our shareholders approved a proposal authorizing our Board of Directors to effect a reverse stock split of our issued and outstanding common shares by a ratio of not less than one-for-two and not more than one for-twenty with the exact ratio to be set at a whole number within this range to be determined by the Board of Directors in its discretion.

On March 19, 2014, we acquired five of our newbuilding vessels under construction through share purchase agreements we entered into with affiliates of Mr. Pistiolis and unrelated third parties. We acquired the shipbuilding contracts for these vessels, Hull Nos. S407, S418, S419, S414 and S417, for an aggregate purchase price of $43.3 million, paid as follows: $2.5 million in cash and $40.8 million in newly-issued common shares, issued at $7.00 per share. Concurrently with the share purchase agreements, we entered into an agreement to terminate the MOA we had previously entered into on December 5, 2013 for the acquisition of Hull No S418, and to apply the full amount of the deposit paid under the MOA, in the amount of $7.0 million, to reduce the purchase price under the share purchase agreement.

On April 2, 2014, our Board of Directors determined to affect a one-for-seven reverse stock split of our common shares. The reverse stock split was affected on April 21, 2014. As a result of the reverse stock split, the number of outstanding shares decreased to 8,309,989 shares and the par value of our common shares remained unchanged at $0.01 per share.

On June 11, 2014, we completed a public offering of 10,000,000 of our common shares and warrants to purchase 5,000,000 of our common shares at $2.00 per common share and $0.00001 per warrant. The warrants have an exercise price of $2.50 per share, are exercisable immediately, and will expire five years from the date of issuance. In addition, the underwriters partially exercised their overallotment option to purchase an additional 660,000 common shares and warrants to purchase 330,000 common shares. The gross proceeds from the offering were approximately $21.3 million. Race Navigation, a company wholly-owned by Mr. Pistiolis, purchased $5.0 million of the common shares and warrants in the public offering.

On June 20, 2014, we took delivery of our vessel M/T Stenaweco Energy. We financed the payment of the final installment for the vessel by entering into a credit facility with Alpha Bank of Greece for an amount of $20.1 million on June 19, 2014 and from the proceeds of the public equity offering.

On January 29, 2015 and March 31, 2015, agreements were consummated for the sale and leaseback of M/T Stenaweco Energy and M/T Stenaweco Evolution respectively. The sale and leaseback agreements were entered into with a non-related party and generated gross proceeds of $57 million. The vessels have been chartered back on a bareboat basis for 7 years at a bareboat hire of $8,586 per day and $8,625 per day respectively. In addition, the Company has the option to buy back each vessel from the end of year 3 up to the end of year 7 at a purchase price depending on when the option is exercised. Indicatively, if the option is exercised at the end of year 3, the purchase price of either one of the vessels will be $25.9 million. We will treat the sale and leaseback of the abovementioned vessels as an operating lease.

B.            Business Overview

We are a provider of international seaborne transportation services, carrying petroleum products and crude oil for the oil industry. As of the date of this annual report, our fleet consists of two chartered-in 50,000 dwt product/chemical tankers vessels, M/T Stenaweco Energy and M/T Stenaweco Evolution, and four newbuilding vessels:

•	two 39,000 dwt product/chemical tankers, scheduled for delivery from Hyundai Dockyard in the third quarter of 2015 and in the first quarter of 2016, respectively; and

•	two 50,000 dwt product/chemical tankers, scheduled for delivery from Hyundai Dockyard in the second and third quarter of 2016, respectively.

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

Our Fleet

The following tables present our fleet list as of the date of this annual report:

Chartered-in fleet:

Name	Deadweight	Charterer	Charter Duration	Gross Rate fixed period/ options
M/T Stenaweco Energy	50.000	Stena Weco A/S	4+1+1 years	$16,500 / $17,350 / $18,100
M/T Stenaweco Evolution	50.000	Stena Weco A/S	4+1+1 years	$16,200 (first 3 years) and $16,350 (4th year) / $17,200 / $18,000

Newbuilding fleet:

Name	Deadweight	Expected Delivery	Charterer	Charter Duration	Gross Rate fixed period/ options
Hull No S418 (tbn Ecofleet)	39.000	Q3 2015	BPShipping Ltd UK	3+1+1 years	$15,200 / $16,000 / $16,750
Hull No S419 (tbn Eco Revolution)	39.000	Q1 2016	BPShipping Ltd UK	3+1+1 years	$15,200 / $16,000 / $16,750
Hull No S414 (tbn Stenaweco Excellence)	50.000	Q2 2016	Stena Weco A/S	3+1+1 years	$16,200 / $17,200 / $18,000
Hull No S417 (tbn Nord Valiant)	50.000	Q3 2016	DS Norden A/S	5+1+1 years	$16,800 / $17,600 / $18,400

Management of our Fleet

Our Fleet Manager provides technical and commercial management services for our chartered-in fleet, and newbuilding supervision services for our four newbuilding vessels, and will provide all operational, technical and commercial functions relating to the chartering and operation of the later upon their delivery pursuant to a Letter Agreement. Please see Item 4. Information on the Company—B. Business Overview—Central Shipping Monaco SAM—Letter Agreement and Management Agreements."

Crewing and Employees

As of the date of this annual report, our employees include our executive officers and one administrative employee whose services are provided by an agreement through Central Mare, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis. In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. The Baltic Dirty Tanker Index has modestly risen, after a steep decline that started in mid-2008, and high volatility throughout 2009, 2010 and 2011. The Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%, but has since modestly risen to 795as of April 2, 2015. The Baltic Clean Tanker Index fell from 1,509 as of June 19, 2008, to 345 as of April 4, 2009, but has risen to 665as of April 2, 2015. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that OPEC, and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. During 2010 and up to 2014, the above factors affecting the Baltic Dirty and Clean Tanker Indices subsided, allowing for the recovery of charter rates. According to the International Energy Agency, or the IEA, demand for oil and petroleum products was stronger in 2014, with the global oil product demand rising to 92.4 million barrels per day, compared to 91.2 million barrels per day in 2013. The IEA expects 2015 oil demand to grow by 1.0% to 93.3 million barrels per day.

The price of crude oil reached historical highs in the summer of 2008 but declined sharply thereafter as a result of the deterioration in the world economy, the collapse of financial markets, declining oil demand and bearish market sentiment. From 2009 to the summer of 2014, oil prices started rising again amidst a growing demand for oil, but then rapidly subsided leading to a low of approximately $55per barrel (brent price) as of April 2, 2015.

We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, will seek to enter into shorter or longer time or bareboat charters according to prevailing market conditions.

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

Seasonality

We will operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may affect operating results. However, to the extent that our vessels are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery, marine interests and war risk insurance, which includes the risk of actual or constructive total loss, general average, particular average, salvage, salvage charges, sue and labor, damage received in collision or contact with fixed or floating objects for all of the vessels in our fleet. Our vessels are covered up to at least fair market value, with deductibles of $100,000 per vessel per incident. For any vessels that are under bareboat charters, the charterer is responsible for arranging and paying for all insurances that may be required.

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

Pursuant to Section 13(r) of the Exchange Act, we note that for the period covered by this annual report, the vessel M/V Evian, prior to its sale in October 2013, made one port call to Iran in 2013. The vessel made one call to the port of Bandar Abbas on August 29, 2013, loading iron ore. The vessel remained in the port of Bandar Abbas for 26.3 days, from August 29, 2013 until September 24, 2013, and subsequently completed a voyage that lasted 35.8 days carrying the iron ore to another port. During this time, the M/V Evian was on bareboat charter to an unrelated third party for $7,000 per day. Under the terms of the bareboat charter, and consistent with shipping industry practice, the charterer of the vessel pays the Company a daily charter rate and the charterer directs the vessel's route, loading and discharge ports and the cargoes carried. Due to the nature of the bareboat charter, it is difficult to compute the gross revenue or net proceeds gained by the charterer from this port call and subsequent voyage. None of our vessels made port calls in Iran in 2014.

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

In 2012, the Marine Environment Protection Committee (MEPC) adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk (IBC Code). The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identify new products that fall under the IBC Code. In May 2014, additional amendments to the IBC Code were adopted, to become effective January 2016. These amendments pertain to the installation of stability instruments and cargo tank purging. In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme (CAS). These amendments, which became effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

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

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs"). As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% as of January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs and effective January 1, 2014 the United States Caribbean Sea was designated an ECA. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans (SEEMPs), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile, as defined by the Energy Efficient Design Index (EEDI).

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

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. Additionally, May 2013 SOLAS amendments, pertaining to emergency drills, entered into force in January 2015. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. Vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. All our bareboat chartered-in and newbuilding vessels are and will be equipped with ballast water treatment systems that meet abovementioned requirements.

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

OPA and CERLA each preserve the right to recover damages under existing law, including maritime tort law.

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

Through our P&I Club membership, we maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The U.S. Coast Guard must approve any technology before it is placed on a vessel but has not yet approved the technology for vessels to meet these standards. Compliance with these regulations could have an adverse impact on the commercial operation of the vessels. The U.S. Coast Guard's revised ballast water standards are consistent with those adopted by the IMO in 2004.

We are in compliance with the EPA and the U.S. Coast Guard regulations that require vessels to treat ballast water before it is discharged, since all our vessels have, and our newbuildings will have, ballast water treatment systems.

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

As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements adopted by the IMO's Marine Environmental Protection Committee, or the MEPC, in July 2011 relating to greenhouse gas emissions. Currently operating ships are now required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015.

In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gases from large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives adopted by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from marine vessels could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

Customers

Our customers include national, regional and international companies. We have historically derived a significant part of our revenue from a small number of charterers. In 2014, 100% of our revenue was derived from three charterers, Stena Weco A/S, Emirates Ship Investment Company (ESHIPS) LLC and Newton Shipping Ltd, which respectively provided 73%, 15% and 12% of our revenues. However revenue collected from Newton Shipping Ltd refers to older demurrage revenue for the vessel M/T Noiseless, due from 2007 (please see "ITEM 5.Operating And Financial Review And Prospects-Year on Year Comparison of Operating Results-Voyage Revenues"). In 2013, approximately 99% of our revenue was derived from three charterers, Daelim H&L Co. Ltd., United Arab Chemical Carriers, Ltd and Perseveranza Di Navigatione S.p.a, which respectively provided 63%, 18% and 18% of our revenues, respectively. We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions.

C.            Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. We will own our four newbuilding vessels through wholly-owned subsidiaries that will be incorporated in the Marshall Islands or other jurisdictions generally acceptable to lenders in the shipping industry. Our significant wholly-owned subsidiaries as of December 31, 2014 are listed in Exhibit 8.1 to this Annual Report on Form 20-F.

D.            Property, Plants and Equipment

For a list of the vessels of our fleet, please see "Item 4. Information on the Company—B. Business Overview —Our Fleet" above.

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

A.            Operating Results

Factors Affecting our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

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

•
Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen technical circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

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

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to CSM, one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage and operating costs are paid by the charterer.

As of the date of this annual report, we have bareboat chartered-in two product/ chemical tankers and do not own any operating vessels. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

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

Charter Hire Expenses

Charter hire expenses include lease payments for vessels we charter-in. On January 29, 2015 and March 31, 2015  2015, we concluded sale and leaseback agreements for the vessels M/T Stenaweco Energy and M/T Stenaweco Evolution respectively. As a result of these agreements, as of the date of this report we bareboat charter-in these two vessels for a period of seven years

Vessel Operating Expenses

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

Management Fees—Related Parties

As of March 31, 2014, we outsourced to CSM, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, all operational, technical and commercial functions relating to the chartering and operation of our vessels. We outsourced the above functions pursuant to a letter agreement between CSM and Top Ships Inc. and management agreements between CSM and our then vessel-owning subsidiaries on March 10, 2014. From July 1, 2010 until March 10, 2014, Central Mare Inc., or Central Mare, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, was responsible for all of the chartering, operational and technical management of our fleet.

General and Administrative Expenses

Our general and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, for the compensation of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer as well as certain administrative employees. For further information please see "Item 18. Financial Statements—Note 6—Transactions with Related Parties."

General and administrative expenses are mainly Euro denominated, except for some legal fees and share-based compensation related expenses and are therefore affected by the conversion rate of the U.S. dollar versus the Euro.

Interest and Finance Costs

Although as of the date of this annual report we do not have any bank debt, we have historically incurred interest expense and financing costs in connection with vessel-specific debt. Interest expense is directly related with the repayment schedule of our loans, the then prevailing LIBOR and the relevant margin.

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

During 2013, we did not acquire any vessels with existing time charter arrangements. On June 20, 2014, we acquired M/T Stenaweco Energy with an attached time charter to ESHIPS (see "Item 18. Financial Statements—Note 1—Basis of Presentation and General Information."). In March 31, 2015, we took delivery of M/T Stenaweco Evolution with an attached time charter with Stena Weco A/S.

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

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations. Our business is comprised of the following main elements:

•	employment and operation of tankers; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of tankers.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	charter rates and periods of charter hire for our tankers;

•	utilization of our tankers (earnings efficiency);

•	levels of our tanker's operating expenses and dry-docking costs;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The following table depicts changes in the results of operations for 2014 compared to 2013 and 2013 compared to 2012.

	Year Ended December 31,			Change
				YE13 v YE12		YE14 v YE13
	2012	2013	2014		%		%
	($ in thousands)
Voyage Revenues	31,428	20,074	3,602	(11,354)	-36.1%	(16,472)	-82.1%
Voyage expenses	1,023	663	113	(360)	-35.2%	(550)	-83.0%
Vessel operating expenses	814	745	1,143	(69)	-8.5%	398	53.4%
Vessel depreciation	11,458	6,429	757	(5,029)	-43.9%	(5,672)	-88.2%
Management fees-related parties	2,345	1,351	703	(994)	-42.4%	(648)	-48.0%
General and administrative expenses	7,078	3,258	2,335	(3,820)	-54.0%	(923)	-28.3%
Other operating income	-	-	(861)	-	-%	(861)	-100.0
Gain on sale of vessels	-	(14)	-	(14)	-100.0%	14	100.0%
Gain on disposal of subsidiaries	-	(1,591)	-	(1,591)	-100.0	1,591	100.0%
Impairment on vessels	61,484	-	-	(61,484)	-100.0%	-	-
Expenses	84,202	10,841	4,190	(73,361)	-87.1%	(6,651)	-61.4%
Operating (loss)/income	(52,774)	9,233	(588)	62,007	-117.5%	(9,821)	-106.4%
Interest and finance costs	(9,345)	(7,443)	(450)	(1,902)	-20.4%	(6,993)	-94.0%
(Loss)/Gain on derivative financial instruments	(447)	(171)	3,866	(276)	-61.7%	4,037	2360.8%
Interest income	175	131	74	(44)	-25.1%	(57)	-43.5%
Other, net	(1,593)	(342)	(6)	(1,251)	-78.5%	336	98.2%
Total other (expenses) / gain, net	(11,210)	(7,825)	3,484	(3,385)	-30.2%	11,309	144.5%
Net (loss) / income	(63,984)	1,408	2,896	(65,392)	-102.2%	1,488	105.7%

The table below presents the key measures for each of the years 2012, 2013 and 2014. Please see "Item 3. Key Information—A. Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.

	Year Ended December 31,			Change
	2012	2013	2014	YE13 v YE12	YE14 v YE13
				%	%
FLEET
Total number of vessels at end of period	7.0	0.0	1.0	-100.0%	100.0%
Average number of vessels	7.0	5.1	0.5	-27.1%	-90.2%
Total operating days for fleet under spot charters	0.0	0.0	0.0	0.0%	0.0%
Total operating days for fleet under time charters	124.0	0.0	195.0	-100.0%	100.0%
Total operating days for fleet under bareboat charters	2,420.0	1,852.0	0.0	-23.5%	-100.0%
Average TCE ($/day)	11,951	10,484	17,892	-12.3%	70.7%

Year on Year Comparison of Operating Results

1. Voyage Revenues

	Year Ended December 31,			Change
	2012	2013	2014	YE13 v YE12		YE14 v YE13
	($ in thousands)				%		%
Revenues	31,428	20,074	3,602	(11,354)	-36.1%	(16,472)	-82.1%

2014 vs. 2013

During 2014, revenues decreased by $16.5 million, or 82%, compared to 2013. This decrease was due to the sale of our 2013 Fleet in the period from April to October 2013 that resulted in a reduction in revenue of $20.0 million because we had no operating vessels until June 20, 2014. This reduction was offset by a collection of demurrage revenue amounting to $0.5 million for the vessel M/T Noiseless, due from 2007, and from $3.1 million of revenue earned by M/T Stenaweco Energy during 2014.

2013 vs. 2012

During 2013, revenues decreased by $11.4 million, or 36.1%, compared to 2012. This decrease was mainly due to 1) the disposal of the subsidiaries which owned our six operating vessels in October 2013 (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) that resulted in a revenue decrease of $6.1 million, 2)to the sale of M/T UACC Sila in April 2013 that resulted in a revenue decrease of $2.5 million, 3) a write off of $1.8 million in 2013 relating to uncollected revenue from the charterer of M/V Evian, 4) a write off of $0.6 million in 2013 relating to uncollected revenue from the charterer of M/T Miss Marilena and 5) a collection in 2012 of a demurrage related claim of $0.4 million for the M/T Timeless (the vessel's lease was terminated in 2008). There were no such recoveries in 2013.

Expenses

1.	Voyage expenses

	Year Ended December 31,			Change
	2012	2013	2014	YE13 v YE12		YE14 v YE13
	($ in thousands)				%		%
Voyage Expenses	1,023	663	113	(360)	-35.2%	(550)	-83.0%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

2014 vs. 2013

During 2014, voyage expenses decreased by $0.6 million, or 83%, compared to 2013. This decrease was due to the sale of our 2013 Fleet in the period from April to October 2013. Since in 2014 we had an average of 0.5 vessels we incurred only $0.1 million of voyage expenses, relating mainly to voyage commissions.

2013 vs. 2012

During 2013, voyage expenses decreased by $0.4 million, or 35.2%, compared to 2012. This decrease was mainly due to the disposal of the subsidiaries which owned our 6 operating vessels in October 2013 (namely M/T's Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) that resulted in decreased voyage expenses of $0.2 million, due to 1) the absence of voyage expenses (mainly fuel) of the M/T Delos that contributed to the voyage expenses decrease by $0.1 million, 2) a write off of voyage expenses in 2012 relating to brokerage commissions for the vessel M/V Cyclades that was sold in November 2011 amounting to $0.1 million and 3) the reduction of voyage expenses relating to brokerage commissions for the vessel M/T UACC Sila due to its sale in April 2013 amounting to $0.1 million. These decreases were offset by increased voyage expenses for M/V Evian amounting to $0.1 million.

2.	Vessel operating expenses

	Year Ended December 31,			Change
	2012	2013	2014	YE13 v YE12		YE14 v YE13
	($ in thousands)				%		%
Vessel Operating Expenses	814	745	1,143	(69)	-8.5%	398	53.4%

2014 vs. 2013

During 2014, vessel operating expenses increased by $0.4 million, or 53%, compared to 2013 due to the fact that although we employed an average of 5.1 vessels in 2013 compared to an average of 0.5 vessels in 2014, all of which were on bareboat charters and hence the bareboat charterer incurred the vast majority of the operating expenses, whereas in 2014 we operated M/T Stenaweco Energy for approximately half the year on a time charter and hence we incurred the operating expenses of the vessel.

2013 vs. 2012

During 2013, vessel operating expenses decreased by $0.1 million, or 8.5%, compared to 2012 due to the fact that in 2013 we incurred $0.1 million less operating expenses for the M/V Evian compared to 2012.

3.	Vessel depreciation

	Year Ended December 31,			Change
	2012	2013	2014	YE13 v YE12		YE14 v YE13
	($ in thousands)				%		%
Vessel Depreciation	11,458	6,429	757	(5,029)	-43.9%	(5,672)	-88.2%

2014 vs. 2013

During 2014, vessel depreciation decreased by $5.7 million, or 88%, compared to 2013. This decrease was due to the sale of our 2013 Fleet in the period from April to October 2013. Since the first vessel in our new fleet was delivered on June 20, 2014 we have incurred only $0.8 million of depreciation expense in 2014.

2013 vs. 2012

During 2013, vessel depreciation decreased by $5 million, or 43.9%, compared to 2012. This decrease was mainly due to the disposal of the subsidiaries which owned five of our vessels in October 2013 (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto and Hongbo) that resulted in the reduction of depreciation expense of $3.7 million. Furthermore, the absence of depreciation for M/T UACC Sila in 2013 (as it was classified as held for sale up to April 2013 and then sold), further reduced depreciation expense by $1.9 million. These decreases were offset by increased depreciation expense for M/V Evian in 2013 that amounted to $0.6 million, as it was classified as held for sale in 2012 and as such it didn't incur any depreciation, while in 2013 it was transferred to held for use.

4.	Management fees—related parties

	Year Ended December 31,			Change
	2012	2013	2014	YE13 v YE12		YE14 v YE13
	($ in thousands)				%		%
Management fees—related parties	2,345	1,351	703	(994)	-42.4%	(648)	-48.0%

2014 vs. 2013

During 2014, management fees to related parties decreased by $0.6 million, or 48%, compared to 2013. This decrease was due to the sale of our 2013 Fleet in the period from April to October 2013. Since we had no operating vessels until June 20, 2014 and after that we only employed one vessel, the M/T Stenaweco Energy, the management fees charged by related parties were only $0.7 million for 2014.

2013 vs. 2012

During 2013, management fees for related parties decreased by $1.0 million or 42.4% compared to 2012. This is due to a reduction of management fees by $1.8 million that resulted from the renegotiation of the management fee structure that became effective from January 1, 2013 which resulted in a decrease in variable management fees and the cancelation of fixed management fees (see F. Tabular Disclosure of Contractual Obligations—Other Contractual Obligations). This decrease was offset by an increase in management fees resulting from termination fees payable as per the ship management agreements between Central Mare and the vessel owning subsidiaries of the six vessels sold on October 16, 2013, due to early termination without 12 months' notice, that amounted to $0.8 million.

5.	General and administrative expenses

General and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer, and certain administrative employees. For further information, please see "Item 18. Financial Statements—Note 6—Transactions with Related Parties."

	Year Ended December 31,			Change
	2012	2013	2014	YE13 v YE12		YE14 v YE13
	($ in thousands)				%		%
General and Administrative Expenses	7,078	3,258	2,335	(3,820)	-54.0%	(923)	-28.3%

2014 vs. 2013

During 2014, our general and administrative expenses decreased by $0.9 million, or 28%, compared to 2013. This decrease is mainly due to bonuses decreasing by $0.8 million, stock-based compensation expense decreasing by $0.3 million and depreciation of other fixed assets (non-vessels) decreasing by $0.2 million. These decreases were offset by an increase in other general and administrative expenses by $0.4 million.

2013 vs. 2012

During 2013, our general and administrative expenses decreased by $3.8 million, or 54.0%, compared to 2012. This decrease is mainly due to a reduction in manager and employee related expenses of $1.8 million as a result of our management's effort to contain costs. Also, during 2013, legal and consulting fees decreased by $0.8 million, depreciation of other fixed assets (non-vessels) decreased by $0.7 million, due to the acceleration of leasehold improvements depreciation in our Athens office in 2012 , other general and administrative expenses decreased by $0.6 million, rent expense decreased by $0.4 million, travelling expenses decreased by $0.2 million and utilities and repairs decreased by $0.1 million. These decreases were offset by an increase in bonuses of $0.8 million.

6.	Other operating income

During 2014 we realized a non-recurring gain of $0.4 million from a favorable settlement of vessel sale commissions relating to the sale of M/T Ioannis P. and M/V Pepito in November 2011 and December 2011 respectively and another non-recurring gain of $0.5 million from a termination fee we charged ESHIPS for the termination of the charter of M/T Stenaweco Energy.

7.	(Loss)/Gain on sale of vessels

In April 2013, we sold the M/T UACC Sila and realized an immaterial  gain from the sale since, as of December 31, 2012, we classified the vessel as held for sale and measured it at the lower of the carrying amount and fair value less costs to sell.

8.	Gain on disposal of subsidiaries

On October 16, 2013 we sold the shipowning subsidiaries which owned the six vessels of our 2013 Fleet (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party, for an aggregate cash consideration of $173 million less $135 million in debt and swap obligations of the shipowning companies that were assumed by the buyers. This transaction resulted in a gain of $1.6 million.

9.	Impairment of vessels

During 2012, we classified the M/T UACC Sila as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an impairment charge of $17.0 million. Furthermore, in December 2012, we tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and their probability-weighted undiscounted expected cash flows were determined to be lower than the vessels carrying values. Consequently, we wrote the vessels down to their fair values and recognized an impairment charge of $46.6. The impairment charge was partially offset by a write-up of $2.1 million for the M/V Evian, due to our reclassification of the M/V Evian as held for use and our measurement of the vessel at its fair value as at December 31, 2012.

10.	Interest and Finance Costs

	Year Ended December 31,			Change
	2012	2013	2014	YE13 v YE12		YE14 v YE13
	($ in thousands)				%		%
Interest and finance costs	(9,345)	(7,443)	(450)	(1,902)	-20.4%	(6,993)	-94.0%

2014 vs. 2013

During 2014, interest and finance costs decreased by $7.0 million, or 94% compared to 2013. The decrease is due to the fact that until June 19, 2014 we had no indebtedness since we repaid the DVB facility of M/T UACC Sila in April 2013, we transferred all of the senior debt outstanding of six remaining shipowning companies upon their sale in October 2013 to the buyer, AMCI Products Limited and all our bridge loans were also repaid in October 2013. The $0.5 million of interest and finance costs incurred in 2014 mainly relate to interest expense on the outstanding balance of the senior facility with Alpha Bank for the financing of the vessel M/T Stenaweco Energy.

2013 vs. 2012

During 2013, interest and finance costs decreased by $1.9 million, or 20. 4% compared to 2012. The decrease is mainly due to a $2.7 million decrease in interest expense mainly from the reduction of debt outstanding due to the sale of the six shipowning companies that owned our 2013 Fleet together with all their outstanding loan balances to AMCI Products Limited in October 2013 and a $0.4 million decrease in amortization of the debt discount relating to convertible loans (in 2012 we terminated the conversion feature of our Laurasia facilities). These decreases were offset by a $0.6 million increase in other financing costs resulting mainly from a $0.5 million fee charged by the bank holding the mortgage on the M/T Hongbo in order to permit the sale of the ship-owning company of the vessel to AMCI Products Limited, an increase of $0.4 million in amortization of deferred finance fees resulting mainly from a $0.4 million accelerated amortization of deferred finance fees outstanding of M/T UACC Sila following its sale in April 2013, interest expense of $0.2 million relating to the M/T Delos termination fee outstanding (see F. Tabular Disclosure of Contractual Obligations - Operating Leases) that was absent in 2012 and a $0.1 million increase in bank charges.

11.	Loss on derivative financial instruments

	Year Ended December 31,			Change
	2012	2013	2014	YE13 v YE12		YE14 v YE13
	($ in thousands)				%		%
(Loss)/Gain on Derivative Financial Instruments	(447)	(171)	3,866	(276)	-61.7%	4,037	2,360.8%

2014 vs. 2013

During 2014, fair value gain on derivative financial instruments increased by $4.0 million or 2,361%, mainly due to the recognition of a gain of $3.9 million deriving from the valuation of our outstanding warrants, issued in connection with our follow-on offering that closed on June 11, 2014.

2013 vs. 2012

During 2013, fair value loss on derivative financial instruments decreased by $0.3 million, mainly due to the maturity of one swap with Piraeus Bank (ex Egnatia Bank) in June 2013 and the maturity of another swap with HSH Nordbank AG, or HSH, in March 2013. Furthermore, two swaps with HSH were transferred on October 16, 2013 to AMCI Products Limited as per the agreement for the sale of the ship-owning company of M/V Evian.

B.            Liquidity and Capital Resources

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow, long-term borrowing and sale of vessels. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities.

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

As of December 31, 2014, we had a total indebtedness of $19.4 million.

As of December 31, 2014, our cash balances amounted to $0.2 million, all of which are classified as restricted cash.

Working Capital Requirements and Sources of Capital

As of December 31, 2014, we had a working capital deficit (current assets less current liabilities) of $8.1 million. This working capital deficit consisted of the following (figures in $ millions):

Total current assets	1.2
Current portion of debt	1.4
Other current liabilities	7.9
Total current liabilities	9.3
Working capital deficit	(8.1)
Less other material capital requirements for the coming 12 months (see analysis below):	(54.6)
Cash deficit (Working capital less other capital requirements)	(62.7)

Our material capital requirements in the twelve month period following December 31, 2014 are expected to be as follows (figures in $ millions):

Long term debt principal payments	1.4
Long term debt interest	0.7
Termination fee payments for M/T Delos	1.1
Termination fee interest for M/T Delos	0.1
Payments under management agreements	0.9
Vessel acquisitions	50.4
Total material capital requirements:	54.6

On January 29, 2015, we sold and leased back M/T Stenaweco Energy and repaid the Alpha Bank facility. Furthermore on March 31, 2015, we sold and leased back M/T Stenaweco Evolution.  The sale and leaseback agreements were entered into with a non-related party and generated gross proceeds of $57 million. The vessels have been chartered back on a bareboat basis for 7 years at a bareboat hire of $8,586 per day and $8,625 per day respectively. In addition, we have the option to buy back each vessel from the end of year 3 up to the end of year 7 at a purchase price depending on when the option is exercised. Indicatively, if the option is exercised at the end of year 3, the purchase price of either one of the vessels will be $25.9 million. Adding the effect of these two bareboat chartered-in vessels, our obligations for operating leases will be $5.2 million for 2015. Finally on March 19, 2015 we agreed with Hyundai Mipo to reschedule the second installment (amounting to $3.1 million) for vessel Hull no S417, originally due in the third quarter of 2015 to the second quarter of 2016. Hence our capital requirements regarding vessel acquisitions in the coming 12 months are $50.4 million.

Our operating cash flow for 2015 is expected to improve compared to 2014, as we expect to generate more revenue from employing M/T Stenaweco Energy and we will also employ M/T Stenaweco Evolution (from the end of the first quarter of 2015) and Hull No S418 (from the middle of the third quarter of 2015) as compared to 2014 where we employed only the M/T Stenaweco Energy for approximately half the year.

On October 16, 2014 we signed a commitment letter with ABN Amro Bank for a senior debt facility of up to $42 million to fund, in part, the delivery of Hull Nos. S418 and S419 due in the third quarter of 2015 and first quarter of 2016 ($21 million per vessel). Should we decide to use this facility, it would be payable in 24 consecutive quarterly installments of approximately $0.4 million (per vessel) and a balloon payment of $11.4 million payable together with the last installment (per vessel). The credit facility bears interest at LIBOR plus a margin of 3.75%.

We expect to finance our capital requirements and our working capital deficit through the proceeds of the sale and leaseback agreements entered into for the M/T's Stenaweco Energy and Stenaweco Evolution, bank debt proceeds from our committed facility with ABN bank, cash from operations, debt and/or equity offerings, sale of vessels and other sources such as funds from our major shareholder.

Cash Flow Information

Unrestricted cash and cash equivalents were $9.7 million and $0 million as of December 31, 2013 and 2014 respectively.

Net Cash From Operating Activities.

Net cash provided by operating activities decreased by $5.9 million, or 190%, for 2014 to $(2.8) million, compared to $3.1 million for 2013. Net cash provided by operating activities decreased by $12.0 million, or 79.7%, for 2013 to $3.1 million, compared to $15.1 million for 2012. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, gains and losses from sales of vessels and subsidiary companies and unrealized gains and losses on derivative financial instruments.

Non-cash adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2014 totaled $(3.5) million. This consisted mainly of $0.9 million of depreciation expenses. These adjustments were partially offset by a $4.4 million gain from the valuation of derivative financial instruments. The net cash outflow from operations resulted mainly from a $0.6 million increase in current assets and a $1.5 million decrease in current liabilities.

Non-cash adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2013 totaled $5.0 million. This consisted mainly of the following adjustments: $6.8 million of depreciation expenses; $1.8 million of amortization of deferred finance fees; $0.3 million relating to share-based compensation. These adjustments were partially offset by a $2.3 million gain from the valuation of derivative financial instruments and a $1.6 million gain from disposal of subsidiaries. The net cash outflow from operations resulted mainly from a $1.0 million increase in current assets and a $4.3 million increase in current liabilities.

 Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2012 totaled $74 million. This consisted mainly of the following adjustments: $61.5 million of impairment losses; $12.5 million of depreciation expenses; $1.8 million of amortization of deferred finance fees and debt discount; $0.4 million relating to share-based compensation; $0.3 million from an increase in provisions for doubtful accounts and $0.2 million from the loss on sale of other fixed assets. These adjustments were partially offset by a $2.7 million gain from the valuation of financial instruments. The net cash inflow from operations resulted mainly from a $3.8 million decrease in current assets and a $1.3 million increase in current liabilities.

Net Cash From Investing Activities.

Net cash used in investing activities during 2014 was $44.4 million, consisting of $45.9 million cash paid for vessel acquisitions and $0.1 million cash paid for the acquisition of other fixed assets. These were partially offset by a $1.6 million decrease in restricted cash.
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

Net Cash From Financing Activities.

Net cash provided by financing activities for 2014 was $37.6 million, consisting of $19.5 million of net proceeds from the follow-on offering we priced on June 6, 2014 and $20.1 million of proceeds from long term debt. These were partially offset by $1.1 million we paid to terminate our interest rate swap with Alpha Bank, $0.7 million of scheduled debt repayments and by $0.2 million of payments for financing costs.

Net cash used in financing activities for 2013 was $44.3 million, consisting primarily of $30.3 million of debt prepayments, relating to the prepayment of the facility of M/T UACC Sila that was sold in April 2013 and the prepayment of all our bridge loans in October 2013, $11.1 million of scheduled debt repayments and $2.8 million payment of finance fees mainly relating to the bridge loans we prepaid.

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

E.            Off-Balance Sheet Arrangements

None.

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2014 in millions of dollars:

		Payments due by period
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) (i) Long term debt A	$19.4	$1.4	$2.8	$2.8	$12.4
(ii) Interest B	$4.7	$0.7	$1.3	$1.1	$1.6
(2) Operating leases C	$0.4	$0.0	$0.1	$0.1	$0.2
(3) (i) Termination fee payments for M/T Delos D	$4.2	$1.1	$3.1	$0.0	$0.0
(ii) Termination fee interest for M/T Delos E	$0.2	$0.1	$0.1	$0.0	$0.0
(4) Vessel Management Fees to CSM F	$7.6	$0.9	$4.0	$2.7	$0.0
(5) Vessel acquisitions G	$119.9	$50.4	$69.5	$0.0	$0.0
Total	$156.4	$54.6	$80.9	$6.7	$14.2

A.
Relates to the principal repayments under our $20.1 million credit facility with Alpha Bank of Greece. On January 29, 2015, the Alpha Bank facility was fully repaid with the proceeds from the sale and leaseback of the M/T Stenaweco Energy (see F. Tabular Disclosure of Contractual Obligations – Debt Facilities).

B.
Relates to estimated interest payments under our $20.1 million credit facility with Alpha Bank of Greece. We have assumed an interest rate of 4% going forward (fixed margin of 3.75% plus a LIBOR estimate of 0.25%) (see F. Tabular Disclosure of Contractual Obligations – Debt Facilities).

C.
Relates to the minimum rentals payable for the office space. Note that as of the date of this report our fleet consists of two bareboat chartered-in 50,000 dwt product/chemical tankers vessels, M/T Stenaweco Energy and M/T Stenaweco Evolution. Adding the effect of these two bareboat chartered-in vessels, our contractual obligations for operating leases would be $5.2 million in less than one year, $12.7 million in one to three years, $12.7 million in three to five years and $13.8 in more than five years.

D.	Relates to the termination fee installments payable to the owner of the M/T Delos (Tranche A and Trance B) (see "Operating Leases" below).

E.
Relates to the interest payments deriving from the M/T Delos termination agreement. We have assumed an interest rate of 3.25% going forward (fixed margin of 3% plus a LIBOR estimate of 0.25%) (see "Operating Leases" below).

F.
Relates to our obligation for monthly management fees under our new letter agreement with CSM for all the vessels in our fleet. These fees also cover the provision of services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under Commission and NASDAQ rules as well as newbuilding supervision services. Please see "Item 4. Information on the Company—B. Business Overview—CSM—Letter Agreement and Management Agreements."

G.
Relates to the remaining installments of for the acquisition of our five newbuilding vessels in 2015 and 2016. Please see "ITEM 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Newbuilding Acquisitions". On March 19, 2015 we agreed with Hyundai Mipo to reschedule the second installment (amounting to $3.1 million) for vessel Hull no S417, originally due in the third quarter of 2015 to the second quarter of 2016.

(1) Debt Facilities:

As of December 31, 2013, we had no outstanding indebtedness.

As of December 31, 2014, we had a senior secured facility with Alpha Bank of Greece. Our outstanding balance under this credit facility is $19.4 million. The credit facility was entered into for the financing of the vessel M/T Stenaweco Energy and was repayable in 20 consecutive semi-annual installments of $0.7 million each, commencing November 28, 2014 plus a balloon installment of $6.0 million payable together with the last installment in May 2024. The facility bears interest at LIBOR plus a margin of 3.75%.

The facility contained various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of EBITDA to net interest expenses of not less than 2:1, (iii) a ratio of total liabilities to market-adjusted total assets of not more than 70% and (iv) minimum free liquidity of $1,000. Additionally, the facility contained restrictions on the shipowning company incurring further indebtedness or guarantees and restrictions on the payment of dividends.

The facility was secured as follows:

•	First priority mortgage over M/T Stenaweco Energy;

•	Assignment of insurance and earnings of the mortgaged vessel;

•	Specific assignment of any time charter with duration of more than 12 months;

•	Corporate guarantee of Top Ships Inc.;

•	Pledge of the shares of the shipowning subsidiary;

•	Pledge over the earnings account of the vessel.

In January 29, 2015, the Alpha Bank facility was fully repaid with the a portion of the proceeds from the sale and leaseback of the M/T Stenaweco Energy (see "Item 18. Financial Statements—Note 11—Long term debt.").

(2) Operating Leases:

On October 1, 2010, we entered into a bareboat charter agreement to lease the M/T Delos until September 30, 2015 at an average daily rate of $5,219. The charter agreement included the option for the charterers to purchase the M/T Delos at the end of the five year charter period. The bareboat charter agreement was accounted for as an operating lease. We terminated this agreement on October 15, 2011 by agreeing to pay a termination fee of $5.75 million. On January 1, 2013, we entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 that amounted to $5.31 million was divided into two tranches; "Tranche A" ($4.5 million) that bears an interest of 3% plus Libor and "Tranche B" ($0.8 million) that is interest free. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule. As of December 31, 2014, the termination fee outstanding was $4.2 million.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2015	1.1	-
2016	0.8	-
2017	1.5	0.8
	3.4	0.8

We lease office space at 1, Vassilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Greece from an unrelated party. Our lease is for a duration of 12 years and began on May 2006 with a lessee's option for an extension of 10 years. On January 1, 2013, the agreement was amended to reduce the annual rent to $0.04 million (based on the U.S. Dollar to Euro exchange rate as of December 31, 2014 of 1.21). It was also agreed to revert occupancy in certain areas of the leased office space. All other terms of the lease remained unchanged.

Other Contractual Obligations:

Since July 1, 2010, Central Mare, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement, or the Letter Agreement, between Central Mare and Top Ships and management agreements concluded between Central Mare and our then vessel-owning subsidiaries.

The Letter Agreement was amended on January 1, 2012 resulting in a decrease in the fixed management fees, with all other terms remaining unchanged. On January 1, 2013, we amended the Letter Agreement again resulting in a decrease in the variable management fees to $250 per vessel per day that includes operational, technical and commercial functions, services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to our maintenance of proper books and records, services in relation to our financial reporting requirements under SEC and Nasdaq rules and regulations, the provision of information-system related services, commercial operations and freight collection services, with all other terms remaining unchanged. On October 16, 2013, the Letter Agreement was amended again to provide for a fixed monthly fee of $15,000 for the provision of all the above-mentioned services, for the period when we do not have any ships.

On March 7, 2014, we terminated the Letter Agreement with Central Mare without incurring any penalties and on March 10, 2014 we entered into a new letter agreement, or the New Letter Agreement, with CSM, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, and on March 10, 2014 and June 18, 2014 we entered into management agreements between CSM and our then vessel-owning subsidiaries respectively (see "Item 18. Financial Statements—Note 6—Transactions with related parties").

The New Letter Agreement can only be terminated on eighteen months notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement. Pursuant to the New Letter Agreement, as well as management agreements between CSM and our vessel-owning subsidiaries, we pay a technical management fee of $550 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $300 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the management agreements provide for payment to CSM of: (i) $500 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels and (iv) a commission of 0.2% on derivative agreements and loan financing or refinancing. CSM also performs supervision services for all of our newbuilding vessels while the vessels are under construction, for which we will pay CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provides at cost, all accounting, reporting and administrative services. The New Letter Agreement and the management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen month advance notice of termination.

Pursuant to the terms of the management agreements, all fees payable to CSM are adjusted annually according to the US Consumer Price Inflation of the previous year.

Other major capital expenditures will include funding the maintenance program of regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that vessels that are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey dry-docking and that such vessels are to be dry-docked every five years. Vessels 15 years or older are required to undergo drydock intermediate survey every 2.5 years and notuse in-water surveys for this purpose. The abovementioned capital expenditures are not borne by us when our vessels are employed on bareboat charters.

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

Vessel depreciation. We record the value of our vessels at their cost (which includes the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition such as initial repairs, improvements and delivery expenses to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost of the vessel less its residual value which is estimated to be $300 per light-weight ton. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

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

Impairment of vessels: We evaluate the existence of impairment indicators on a semi-annual basis to determine if events have occurred which would require modification to our long lived asset's carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. We estimate fair market value primarily through the use of third-party valuations performed on an individual vessel basis.

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

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve or decrease by any significant degree. Charter rates may be at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

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

During 2012, vessel oversupply decreased charter rates and further decreased vessel values. We considered these conditionsas indicators of a potential impairment for our vessels. In December 2012, we tested the M/T Miss Marilena, M/T Lichtenstein, M/TUACC Shams, M/T Britto and M/T Hongbo for impairment and assigned a medium probability to sell them. This assumption,together with the deteriorating charter rates, significantly reduced the probability-weighted undiscounted expected cash flows, whichwe determined to be lower than the vessels carrying values. Consequently we wrote the vessels down to their fair values andrecognized an impairment charge of $46.6 million.

During the first half of 2013, fears of vessel oversupply and market disruptions led to high charter rate volatility and to a further decrease in vessel values. These are conditions that we considered to be indicators of potential impairment. We performed the undiscounted cash flow test as of June 30, 2013 and determined that the carrying amounts of our vessels held for use were recoverable.

During 2014, because tanker values were increasing, we had no indicators of potential impairment and did not perform the undiscounted cash flow test.

New accounting pronouncements: See "Item 18. Financial Statements—Note 2—Significant Accounting Policies –Recent Accounting Pronouncements."

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

ITEM 6.                          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Members of our Board of Directors are elected annually on a staggered basis and each director elected holds office for a three-year term. On March 21, 2014, Mr. Michael Docherty, a Class I independent director, resigned. On April 7, 2014, we appointed two independent directors to the Board, Mr. Konstantinos Karelas and Mr. Alexandros Economou and on September 1, 2014 the number of independent directors increased to threeby the appointment of Mr. Per Christian Haukenes and Mr. Paolo Javarone to the Board.

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	42	Director, President, Chief Executive Officer
Vangelis G. Ikonomou	50	Director, Executive Vice President and Chairman of the Board
Alexandros Tsirikos	41	Director, Chief Financial Officer
Demetris P. Souroullas	52	Chief Technical Officer
Konstantinos Karelas	42	Independent Non-Executive Director
Alexandros G. Economou	43	Independent Non-Executive Director
Per Christian Haukenes	40	Non-Independent Non-Executive Director
Paolo Javarone	43	Independent Non Executive Director

Biographical information with respect to each of our directors and executives is set forth below.

Evangelos J. Pistiolis founded our Company in 2000, is our President and Chief Executive Officer and has served on our Board of Directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999, where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day-to-day operations of a small fleet of drybulk vessels. From 1994 through 1995, he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

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

Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos, is a UK qualified Chartered Accountant (ACA) and has been employed with Top Ships Inc. since July 2007 as our Corporate Development Officer. Prior to joining Top Ships Inc., Mr. Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team, thereby drawing experience both from consulting as well as auditing. As a member of the Advisory team, he lead and participated in numerous projects in the public and the private sectors, involving strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master's of Science in Shipping Trade and Finance from City University of London and a Bachelor's Degree with honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.

Demetris P. Souroullas is Chief Technical Officer of Top Ships Inc. and has been with our Company since 2007. Prior to joining the Company, and from 2001 onwards, Mr. Souroullas held the positions of Chief Executive Officer for the fleet of Admibros Shipmanagement Co. Ltd and Technical and General Manager of LMZ Transoil Shipmanagement S.A. Mr. Souroullas also previously worked with the Cyprus Bureau of Shipping where he started in 1988 as a Surveyor and left in 2001 as the Head of Classification. Mr. Souroullas holds a Masters degree in Naval Architecture from the University of Newcastle upon Tyne, and a Bachelors degree in Maritime Technology from the University of Wales Institute of Science and Technology.

Konstantinos Karelas has served on our Board of Directors since April 2014 and has been member of the Audit Committee since April 2014. Since 2008, Mr. Karelas has served as the President and CEO of Europe Cold Storages SA, one of the leading companies in the field of refrigeration logistics.

Alexandros G. Economou has served on our Board of Directors since April 2014 and has been member of the Audit Committee since April 2014. Mr. Economou is a member of the Cyprus Bar Association and the New York Bar. He holds an honours LLB degree from the University of Sheffield, an MA degree in Politics and Contemporary History from the London Guildhall University and an LL.M. degree in International Legal Studies from New York University School of Law. Alexandros is presently a partner in Chrysses Demetriades & Co. LLC, one of the leading law firms in Cyprus. He has worked as a visiting attorney with Norton Rose in Brussels and London.

Per Christian Haukenes has served on our Board of Directors since September 1, 2014. Since 2013, Mr. Haukenes has been one of the founding partners of Navis Finance AS, a corporate advisory firm in Norway. Since 2012, Mr. Haukenes has been working for Bravo Capital & Bravo Hus AS, an investment and consulting boutique based in Norway. From 2009 to 2012, Mr. Haukenes was the Head of Shipping and Rig Corporate Department of Platou Markets ASA. From 2005 to 2009, Mr. Haukenes worked for Pareto Securities AS, where he originated a new division to provide ship owners with full range corporate services. Prior to joining Pareto, Mr. Haukenes worked for Fearnleys and Imarex ASA in Norway and Adcore Management Consulting in San Francisco, California. Mr. Haukenes holds a Masters degree in Business and Administration from Norway (Sivilokonom) and a Bachelors degree in Finance from University of San Francisco.

Paolo Javarone has served on our Board of Directors since September 1, 2014. Mr. Javarone is a member of the Italian Shipbrokers Association. From 2000, Mr. Javarone has been working for Sernavimar S.R.L., one of the most reputable shipbroking houses in Italy, which cooperates with many of the oil major companies and trading associations of the industry. From 1994 to 2000, Mr. Javarone worked for Genoa Sea Brokers in the tanker wing of the company specializing in clean petroleum products and edible markets. Previously, Mr. Javarone worked for S.a.n.a. Eur, a company based in Rome Italy, where he was tasked with supplying energy and offshore supply. Before S.a.n.a., Mr. Javarone worked for Sidermar di Navigazione S.P.A. in the dry cargo field. Mr. Javarone holds a Shipbroker degree from National Agents Association Shipbroking School in Italy and a degree in Shipping Economics and Law from Nautical Maritime School in Italy.

B.            Compensation

During the fiscal year ended December 31, 2014, we paid to the members of our senior management and to our directors aggregate compensation of $0.86million. We do not have a retirement plan for our officers or directors.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, pursuant to which Central Mare furnishes our four executive officers as described below. These agreements were entered into in exchange for terminating prior employment agreements.

Under the terms of our agreement with our Chief Executive Officer, we are obligated to pay annual base salary, a minimum cash bonus and stock compensation of 7,142 common shares of the Company to be issued at the end of each calendar year vesting on the grant date. The initial term of the agreement expired on August 31, 2014 and is automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Chief Executive Officer's employment is terminated without cause, he is entitled to certain personal and household security costs. If he is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination. In the event of a change of control, the Chief Executive Officer is entitled to receive a cash payment of five million Euros. The agreement also contains death and disability provisions.  In addition, the Chief Executive Officer is subject to non-competition and non-solicitation undertakings.

Under the terms of the agreement with our Executive Vice President and Chairman, we are obligated to pay annual base salary and additional incentive compensation as determined by the Board of Directors. The initial term of the agreement expired on August 31, 2011 and is automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

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

Under the terms of the agreement with our Chief Financial Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2012, and is automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Chief Financial Officer is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination. In the event of a change of control, our Chief Financial Officer is entitled to receive a cash payment equal to three years' annual base salary and 7,857 of our common shares. The agreement also contains death and disability provisions. In addition, our Chief Financial Officer is subject to non-competition and non-solicitation undertakings.

Under the terms of our agreement with our Chief Technical Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2011, however the agreement is being automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control, the Chief Technical Officer is entitled to receive a cash payment equal to three years' annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

Equity Incentive Plan

In April 2005, our Board of Directors adopted our 2005 Stock Incentive Plan, which was amended and restated in December 2009, or the 2005 Plan, under which our officers, key employees and directors may be granted options to acquire common shares. A total of 4,761 common shares were initially reserved for issuance under the 2005 Plan, which is administered by the Board of Directors. The number of common shares reserved for issuance under the 2005 Plan is currently 57,142. The 2005 Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors. The 2005 Plan expired 10 years from the date of its adoption.

On February 12, 2013, we granted 7,142 shares to Mr. Pistiolis, which were issued to Sovereign, a company wholly owned by him. The shares vested six months from the date of grant. However, as the shares granted to Mr. Pistiolis do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $7.35.

On September 26, 2013, we granted 12,857 shares to two of our officers. The shares vested six months from the date of grant. However, as these shares do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $13.16.

On December 18, 2013, we granted 7,142 shares to Mr. Pistiolis which were issued on January 17, 2014 to Sovereign, a company wholly owned him. The shares vested six months from the date of grant,. However, as the shares granted to Mr. Pistiolis do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $11.20.

On April 15 2015, our Board of Directors adopted our 2015 Stock Incentive Plan, or the 2015 Plan, under which our officers, key employees and directors may be granted options to acquire common shares. A total of 1,900,000 common shares are reserved for issuance under the Plan, which is administered by the Board of Directors. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors.

On April 15 2015, we granted 1,830,000 shares to a company nominated by Central Mare, Tankers Family Inc., that is wholly owned by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis. The shares will vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $1.09.

C.            Board Practices

Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have three executive directors, three independent non-executive directors and one non- independent non-executive director. The term of our Class I directors, Konstantinos Karelas, Per Christian Haukenes and Evangelos J. Pistiolis expire at the annual general meeting of shareholders in 2017. The term of our Class II directors, Paolo Javarone and Alexandros Economou, expire at the annual general meeting of shareholders in 2015. The term of our Class III directors, Alexandros Tsirikos and Vangelis G. Ikonomou, expire at the annual general meeting of shareholders in 2016.

Committees of the Board of Directors

We currently have an audit committee composed of three independent members, which pursuant to a written audit committee charter, are responsible for reviewing our accounting controls and recommending to the Board of Directors, the engagement of our outside auditors. Konstantinos Karelas, Alexandros Economou and Paolo Javarone, whose biographical details are included in Item 6 of this Annual Report, are the members of the audit committee, and our Board of Directors has determined that they are independent under the Nasdaq corporate governance rules. Prior to April 9, 2014, Michael G. Docherty was the sole member of our audit committee.

In June 2007, we established a compensation committee and a nominating and governance committee. Both committees are currently composed of three members, Konstantinos Karelas, Alexandros Economou and Paolo Javarone. Prior to April 9, 2014, Michael G. Docherty was the sole member of our compensation and nominating and corporate governance committees. The compensation committee carries out the Board of Directors' responsibilities relating to compensation of our executive and non-executive officers and provides such other guidance with respect to compensation matters as the Committee deems appropriate. The nominating and governance committee assists the Board of Directors in: (i) identifying, evaluating and making recommendations to the Board of Directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill vacancies in the Board of Directors; (ii) developing and recommending to the Board of Directors a set of corporate governance guidelines and principles applicable to the Company; and (iii) reviewing the overall corporate governance of the Company and recommending improvements to the Board of Directors from time to time.

As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the Nasdaq Global Select Market, please see Item 16G of this Annual Report.

D.            Employees

We have only one direct employee and our four executive officers and one other administrative employee are furnished to us pursuant to agreements with Central Mare, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, as described above. During 2012, 2013 and 2014, our wholly-owned subsidiary, Top Tanker Management, employed on average 7, 2 and 1 employees, respectively, all of whom are shore-based. Our current Fleet Manager, CSM, ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2012, 2013 and 2014, we employed no sea going employees, directly or indirectly through our sub-managers.

E.            Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

ITEM 7.                          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of April 29, 2015, held by: (i) each person or entity that we know beneficially owns 5% or more of our common stock; (ii) each of our executive officers, directors and key employees; and (iii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of December 31, 2014, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held. The following information gives effect to a one-for-seven reverse stock split of our common shares effected on April 21, 2014.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class
Evangelos Pistiolis (2)	9,450,482	45.4%
ALJ Capital Management, LLC(3)	2,500,000	12.0%
Ronin Capital, LLC(4)	1,694,982	8.1%
Vangelis G. Ikonomou	*	*
Alexandros Tsirikos	*	*
Demetris P. Souroullas	*	*
Executive Officers and Directors as a Group	9,464,996	45.5%
_________
*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Top Ships Inc., 1 Vasilisis. Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece.

(2)
Mr. Pistiolis may be deemed to beneficially own these shares through Sovereign, Epsilon, Race Navigation and Oscar Shipholding, each a company wholly owned by Mr. Pistiolis. Pursuant to a Common Stock Purchase Agreement dated August 24, 2011, we issued to Sovereign 366,629 common shares on September 1, 2011 and 1,587,301 common shares on October 19, 2011. Please see "Certain Relationships and Related-Party Transactions—Sovereign Equity Line Transaction" for further details. On December 4, 2012, Sovereign sold, in three separate private transactions, 109,285 common shares at a price of $8.855 per share, 100,714 common shares at a price of $8.96 per share, and 107,142 common shares at a price of $8.89 per share. On December 6, 2012, Sovereign sold, in four separate private transactions, 64,965 common shares at a price of $9.17 per share, 61,428 common shares at a price of $9.17 per share, 93,630 common shares at a price of $9.10 per share, and 50,000 common shares at a price of $8.89 per share. On May 23, 2013, Sovereign sold, in a private transaction, 113,531 common shares at a price of $10.22 per share. Pursuant to Share Purchase Agreements entered into on March 19, 2014, we issued 2,216,871 common shares to Epsilon and 1,570,000 common shares to Oscar Shipholding on March 19, 2014. On June 6, 2014, Race Navigation acquired 2,500,000 of our common shares and 1,250,000 warrants immediately convertible to common shares in connection with our public offering. Pursuant to an award under our stock incentive plan we issued 1,830,000 restricted common shares to Tankers Family Inc. on April 27, 2015.

(3)	This information is derived from Schedule 13G filed with the SEC on February 17, 2015.

(4)	This information is derived from Schedule 13G filed with the SEC on February 10, 2015.

As of April 29, 2015, we had 29 shareholders of record, 7 of which were located in the United States and held an aggregate of 10,920,119 shares of our common stock, representing 52.5% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., which held 10,920,065 shares of our common stock as of April 29, 2015.

B.            Related Party Transactions

Please see "Item 18. Financial Statements—Note 7—Transactions with Related Parties."

Newbuilding Acquisitions

On December 5, 2013, we entered into an MOA to acquire Hull No S418, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Dockyard in the third quarter of 2015, from Monte Carlo 37 Shipping Company Limited, an entity affiliated with Mr. Pistiolis. The purchase price of the newbuilding was $35.0 million, and was payable as follows: 20% was paid as an initial deposit and 80% on delivery of the vessel. On March 17, 2014, we agreed to terminate this MOA, as described below.

On December 16, 2013, we entered into an MOA to acquire Hull No. S407, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Dockyard in the first quarter of 2015, with a time charter attached, from an entity affiliated with Mr. Pistiolis. The purchase price of the newbuilding was $37.0 million, of which 20% was paid as an initial deposit and 80% on delivery of the vessel.

On February 6, 2014, we agreed to terminate the MOA we had entered into in December 16, 2013 and entered into a new MOA to purchase the M/T Eships Taweelah, a 50,000 dwt newbuilding product/chemical tanker delivered from Hyundai Dockyard on June 20, 2014, with a time charter attached, from Million Hope Maritime S.A., an entity affiliated with Mr. Pistiolis. On April 24, 2014, we entered into Addendum No. 1 to this MOA. The purchase price of the vessel was $38.3 million, payable as follows: $7.4 million was paid on December 16 and 19, 2013 under the MOA dated December 16, 2013; $3.5 million was paid on February 14, 2014 and $27.4 million was paid on delivery of the vessel on June 20, 2014.

On March 19, 2014, pursuant to four separate share purchase agreements we entered into with affiliates of Mr. Pistiolis, along with unaffiliated third parties, we acquired the five vessel-owning companies which are party to the shipbuilding contracts for Hull Nos. S407, S418, S419, S414 and S417, in exchange for a total consideration of $43.3 million, paid in the form of $2.5 million in cash and 5,833,214 newly-issued common shares. Pursuant to the share purchase agreements, we acquired:

•
100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with Mr. Pistiolis, which are parties to shipbuilding contracts with Hyundai Dockyard for the construction of Hull No. S418, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2015, and Hull No. S407, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2015, respectively, for an aggregate purchase price of $14.7 million. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited are each party to a time charter agreement to commence upon the respective vessel's delivery. Concurrently, we agreed to terminate the MOA we had entered into on December 5, 2013, described above, with Monte Carlo 37 Shipping Company Limited for the acquisition of Hull No S418, and to apply the full amount of the deposit paid under the MOA, in the amount of $7.0 million, to reduce the purchase price under the share purchase agreement.

•
100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with Mr. Pistiolis, which is party to a shipbuilding contract with Hyundai Dockyard for the construction of Hull No S414, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the second quarter of 2016, for a purchase price of $11.0 million. Monte Carlo Seven Shipping Company Limited is party to a time charter agreement to commence upon the vessel's delivery.

•
100% of the share capital of Monte Carlo LAX Shipping Company Limited, an entity affiliated with Mr. Pistiolis, which is party to a shipbuilding contract with Hyundai Dockyard for the construction of Hull No S417, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2016, for a purchase price of $10.8 million. Monte Carlo LAX Shipping Company Limited is party to a time charter agreement to commence upon the vessel's delivery.

•
100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with Mr. Pistiolis, which is party to a shipbuilding contract with Hyundai Dockyard for the construction of Hull No S419, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2016, for a purchase price of $6.8 million. Monte Carlo 39 Shipping Company Limited is party to a time charter agreement to commence upon the vessel's delivery.

Mr. Pistiolis owned the majority of the shares of each of the vessel-owning companies we acquired pursuant to these share purchase agreements.

Central Mare Letter Agreement, Management Agreements, and Other Agreements:

On May 12, 2010, the Board of Directors agreed to outsource all of the commercial and technical management of our vessels to Central Mare, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis. Since July 1, 2010, Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to the Letter Agreement between Central Mare and Top Ships as well as management agreements agreed to between Central Mare and our vessel-owning subsidiaries. Furthermore, the Letter Agreement provides for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under Commission and Nasdaq rules and regulations and information-system related services.

Also, pursuant to the Letter Agreement, Central Mare received a chartering commission of 1.25% on all freight, hire and demurrage revenues; a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; a commission of 0.2% on derivative agreements and loan financing or refinancing and a newbuilding supervision fee of €0.4 million or approximately $0.5 million per newbuilding vessel. All the above mentioned commissions and fees would apply only in the case that the service is provided.

This Letter Agreement had an initial term of five years after which it would continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination.

On September 1, 2010, we entered into separate agreements with Central Mare pursuant to which Central Mare furnishes our executive officers to us.

Furthermore, if required, Central Mare handled and settled all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of €164 or approximately $199 per person per eight-hour day. Finally, legal fees for claims and general corporate services incurred by Central Mare on behalf of the Company were reimbursed to Central Mare at cost.

Pursuant to the terms of the management agreement, all fees payable to Central Mare were adjusted upwards 3% per annum on each anniversary date of the agreement. Transactions with our Fleet Manager in Euros were settled on the basis of the Euro to U.S. Dollar exchange rate on the invoice date.

Pursuant to an amendment of the Letter Agreement on January 1, 2013, we paid a management fee of $250 per day per vessel up to June 2013 and $258 per day per vessel up to October 16, 2013. That fee included all the above mentioned services.

On September 1, 2013, we entered into a termination agreement with Central Mare, whereby Central Mare agreed to provide us with a 30% discount on the termination fees that were payable due to early termination without 12 months' notice according to the terms of the ship management agreements between Central Mare and the vessel owning subsidiaries of the six vessels that were sold on October 16, 2013. We paid termination fees to Central Mare, amounting to $0.8 million, in connection with the termination agreement.

On October 16, 2013, following the sale of the shipowning subsidiaries which owned the six vessels of our fleet, the Letter Agreement was amended so that for the period when we do not have any ships, Central Mare was entitled to a monthly retainer of $15,000 in relation to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under Commission and Nasdaq rules and regulations and information-system related services.

On March 7, 2014 we terminated the Letter Agreement with Central Mare. No penalty was paid in connection with this termination.

Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements

On March 10, 2014, we entered into the New Letter Agreement with CSM, a related party controlled by the family of our President, Chief Executive Officer, and Director, Evangelos Pistiolis, and on March 10, 2014 we entered into management agreements between CSM and our vessel-owning subsidiaries.

The New Letter Agreement can only be terminated on eighteen months notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement. Pursuant to the New Letter Agreement, as well as management agreements between CSM and our vessel-owning subsidiaries, we pay a technical management fee of $550 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $300 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the management agreements provide for payment to CSM of: (i) $500 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels and (iv) a commission of 0.2% on derivative agreements and loan financing or refinancing. CSM will also perform supervision services for all of our newbuilding vessels while the vessels are under construction, for which we will pay CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provides at cost, all accounting, reporting and administrative services.

The New Letter Agreement and the management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination.

Pursuant to the terms of the management agreements, all fees payable to CSM are adjusted annually according to the US Consumer Price Inflation of the previous year.

Atlantis Ventures Ltd unsecured loan

On January 2, 2015 we entered into an unsecured credit facility with Atlantis Ventures Ltd, a related party ultimately controlled by our President, Chief Executive Officer, and Director, Evangelos Pistiolis, for $2,3 million that was used to pay the penultimate shipyard installment for Hull No S407 (subsequently renamed M/T Stenaweco Evolution). We had undertaken to repay the loan within 12 months of its receipt. The drawdown of the loan took place on January 5, 2015 and was repaid on January 30, 2015. The loan bears interest at a rate of 8% per annum, with the first six months being interest-free.

Sale and purchase brokerage agreement with Navis

On October 2, 2014, we entered into a sale and leaseback brokerage agreement with Navis Finance AS, a company in which Per Christian Haukeness, a member of our Board of Directors, is one of the founding partners and a shareholder. Pursuant to this agreement, we agreed to pay a brokerage commission of 1% on any vessel sale and leaseback for which Navis Finance AS acted as broker. In connection with the sale and leaseback of M/T Stenaweco Energy and M/T Stenaweco Evolution in January and March 2015, respectively, we paid a total of $0.6 million in sale and leaseback brokerage commissions pursuant to this agreement with Navis Finance AS.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                          FINANCIAL INFORMATION.

A.            Consolidated Statements and Other Financial Information

See "Item 18—Financial Statements."

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

ITEM 9.                           THE OFFER AND LISTING.

A.            Offer and Listing Details

Price Range of Common Stock

The trading market for our common stock is the Nasdaq Global Select Market, on which the shares are listed under the symbol "TOPS." The following table sets forth the high and low market prices for our common stock since our initial public offering of common stock at $2,310.00 per share on July 23, 2004, as reported by the Nasdaq Global Select Market. All share prices have been adjusted to account for all reverse stock splits, the latest being a 1-for-7 reverse stock split of our common stock effected on April 21, 2014. The high and low market prices for our common stock for the periods indicated were as follows:

	HIGH	LOW
For the Fiscal Year Ended December 31, 2014	$8.68	$1.01
For the Fiscal Year Ended December 31, 2013	$20.51	$4.90
For the Fiscal Year Ended December 31, 2012	$36.40	$6.16
For the Fiscal Year Ended December 31, 2011	$81.20	$7.00
For the Fiscal Year Ended December 31, 2010	$91.00	$43.40

For the Quarter Ended

June 30, 2015 (through April 27, 2015)	$1.41	$1.01
March 31, 2015	$1.79	$0.96

December 31, 2014	$1.96	$1.01
September 30, 2014	$2.25	$1.75
June 30, 2014	$8.68	$1.25
March 31, 2014	$14.77	$8.47

December 31, 2013	$14.70	$9.10
September 30, 2013	$20.51	$9.17
June 30, 2013	$12.18	$8.12
March 31, 2013	$10.85	$4.90

For the Month
April (through April 27, 2015)	$1.41	$1.01
March 2015	$1.16	$1.00
February 2015	$1.24	$1.00
January 2015	$1.79	$0.96
December 2014	$1.50	$1.01
November 2014	$1.87	$1.48
October 2014	$1.96	$1.58

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

B.            Memorandum and Articles of Association

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws do not impose any limitations on the ownership rights of our shareholders.

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

Directors.    Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws prohibit cumulative voting in the election of directors.

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

Election and Removal

Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our Third Amended and Restated Articles of Incorporation provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders' Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. On November 20, 2014, we amended our Amended and Restated By-Laws to provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders' derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company or the Company's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants.

Anti-takeover Provisions of our Charter Documents

Several provisions of our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Business Combinations

Our Third Amended and Restated Articles of Incorporation include provisions which prohibit the Company from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

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

Limited Actions by Shareholders

Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.

Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that only our Board of Directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Blank Check Preferred Stock

Under the terms of our Third Amended and Restated Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

C.            Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included within Item 5.F. and Item 7.B.

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

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, cost sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

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

Based on information provided in Schedule 13D and Schedule 13G filings with the SEC and ownership certificates that we obtained from certain of our shareholders, we believe that we meet the Publicly Traded Test for the taxable year 2014, as discussed below.

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

For the 2014 taxable year, we believe that the 5% Override Rule was triggered as 50% or more of the vote and value of our common stock was owned by 5% Shareholders on more than half of the days during the taxable year. Nevertheless, we believe that we qualify for the exception to the 5% Override Rule because each 5% Shareholder is a qualified shareholder for purposes of Section 883 of the Code and the substantiation requirements have been satisfied.  Therefore, we believe that we qualified for the exemption under Section 883 of the Code for the 2014 taxable year.  However, due to the factual nature of the issues, no assurances can be made that we will continue to qualify for the benefits of Section 883 of the Code for any future taxable year.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holder at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as Nasdaq on which our common stock is traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

As discussed below, we believe that we were a PFIC for our 2013 taxable year. Accordingly, we believe that any dividends paid by us during our 2013 or 2014 taxable year do not constitute "qualified dividend income" in the hands of a U.S. Non-Corporate Holder.

We believe, however, that we will not be treated as a PFIC for our 2014 taxable year and subsequent taxable years. If we were so treated, any dividends paid by us during 2015 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to "qualified dividend income" will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

We believe that we were a PFIC for our 2013 taxable year because we believe that at least 50% of the average value of our assets consisted of vessels which were bareboat chartered and at least 75% of our gross income was derived from vessels on bareboat charter.

Based on our current assets and activities, however, we do not believe that we will be a PFIC for our 2014 taxable year and subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election is referred to as a "QEF Election." As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, which election is referred to as a "Mark-to-Market Election". A U.S. Holder holding PFIC shares that does not m Mark-to-Market Election ake either a "QEF Election" or "Mark-to-Market Election" will be subject to the Default PFIC Regime, as defined and discussed below in "Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or "Mark-to-Market" Election."

If the Company were to be treated as a PFIC, a U.S. Holder would be required to file with respect to taxable years ending on or after December 31, 2013 IRS Form 8621 to report certain information regarding the Company.

A U.S. Holder who held our common stock during any period in which we were treated as a PFIC and who neither made a QEF Election nor a Mark-to-Market Election may continue to be subject to the Default PFIC Regime, notwithstanding that the Company is no longer a PFIC. If you are a U.S. Holder who held our common shares during any period in which we were a PFIC but failed to make either of the foregoing elections, you are strongly encouraged to consult your tax advisor regarding the U.S. federal income tax consequences to you of holding our common stock in periods in which we are no longer a PFIC.

The QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF Election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Making the Election.  Alternatively, if, as is anticipated, our common stock is treated as "marketable stock," a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  The common stock will be treated as "marketable stock" for this purpose if it is "regularly traded" on a "qualified exchange or other market."  The common stock will be "regularly traded" on a qualified exchange or other market for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  A "qualified exchange or other market" means either a U.S. national securities exchange that is registered with the SEC, the Nasdaq, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements.  We believe that Nasdaq should be treated as a "qualified exchange or other market" for this purpose.  However, it should be noted that a separate Mark-to-Market Election would need to be made with respect to each of our subsidiaries which is treated as a PFIC.  The stock of these subsidiaries is not expected to be "marketable stock."  Therefore, a "mark-to-market" election is not expected to be available with respect to these subsidiaries.

Current Taxation and Dividends.  If the Mark-to-Market Election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common stock  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in its common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election.  Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of common stock for purposes of determining the source of the income or loss.  Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.  A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount.  Distributions by us to a U.S. Holder who has made a Mark-to-Market Election generally will be treated as discussed above under "Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions."

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

Taxation of U.S. Holders Not Making a Timely QEF or "Mark-to-Market" Election

Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common stock.

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

U.S. Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of our common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

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

Interest Rate Risk

We are as of the date of this report only exposed to interest rate risk in relation to the outstanding balance of the termination fee outstanding (see "Item 18. Financial Statements—Note 21—Other non-current liabilities.". We may be subject to market risks relating to changes in interest rates when we take on additional indebtedness. In order to manage part or whole of our current or future exposure to changes in interest rates, we might enter into interest rate swap agreements.

Foreign Exchange Rate Fluctuation

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2014, approximately 11% of our expenses were in Euro and approximately 1% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2014, and using as an average exchange rate of $1.329 to €1, a 5% decrease in the exchange rate to $1.263 to €1, would result in an expense saving of approximately $0.04million. Based on our total expenses for the year ended December 31, 2013, and using as an average exchange rate of $1.328 to €1, a 5% decrease in the exchange rate to $1.262 to €1 Euro, would result in an expense saving of approximately $0.06 million.

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

ITEM 14.                          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.                          CONTROLS AND PROCEDURES

a)            Disclosure Controls and Procedures

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as of the end of the period covered by this annual report, as of December 31, 2014.

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

Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2014.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, the Company used the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control—Integrated Framework in 2013. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2014.

c)            Attestation Report of the Registered Public Accounting Firm

This annual report does not contain an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm since under the SEC adopting release implementing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, companies that are non-accelerated filers are exempt from including auditor attestation reports in their Form 20-Fs.

d)            Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                          AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee composed of three independent members that are responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors.

We do not believe it is necessary to have a financial expert, as defined in Item 407 of Regulation S-K, because our Board of Directors has determined that the members of the audit committee have the financial experience and other relevant experience necessary to effectively perform the duties and responsibilities of the audit committee.

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

ITEM 16C.                          PRINCIPAL AUDITOR FEES AND SERVICES

Aggregate fees billed to the Company for the years ended December 2013 and 2014 represent fees billed by our principal accounting firm, Deloitte, the other member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche"). Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of the quarterly financial information as well as in connection with the review of registration statements and related consents and comfort letters. Included in the audit fees for 2014 are fees of $0.2 million related to our follow-on equity offering completed in June 2014.

U.S. dollars in thousands,	Year Ended
	2013	2014
Audit Fees	120.8	343.7

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

ITEM 16G.                          CORPORATE GOVERNANCE

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules applicable to U.S. domestic issuers are as follows:

•
Majority Independent Board. Nasdaq requires, among other things, that a listed company has a Board of Directors comprised of a majority of independent directors.  As permitted under Marshall Islands law, our Board of Directors is comprised of three independent directors, onenon-independent, non-executive director and three executive directors.

•
Audit Committee.  Nasdaqrequires, among other things, that a listed company has an audit committee with a minimum of three independent members, at least one of whom meets certain standards of financial sophistication. As permitted under Marshall Islands law, our audit committee consists of three independent directors but we do not designate any one audit commit member as meeting the standards of financial sophistication.

•	As a foreign private issuer, we are not required to hold regularly scheduled board meetings at which only independent directors are present.

•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the BCA, which allows the Board of Directors to approve share issuances.

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

ITEM 16H.                          MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.                          FINANCIAL STATEMENTS

See Item 18.

ITEM 18.                          FINANCIAL STATEMENTS

The following financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19.                          EXHIBITS

Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of Top Ships Inc. (1)
1.2	Amended and Restated By-Laws of the Company, as adopted on February 28, 2007 (3)
2.1	Form of Share Certificate (2)
4.1	Top Ships Inc. Amended and Restated 2005 Stock Incentive Plan (4)
4.2	Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent as of August 19, 2005 (5)
4.3	Amendment No. 1 to the Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, dated August 24, 2011 (7)
4.4	Form of bareboat commercial management agreement with Central Mare Inc. (Hongbo) (6)
4.5	Form of non-bareboat commercial management and technical management agreement with Central Mare Inc. (Amalfi) (6)
4.6	Form of technical management agreement with TMS Shipping Ltd. (Delos) (6)
4.7	Form of commercial management agreement with Central Mare Inc. (Delos) (6)
4.8	Form of commercial technical and commercial management agreement with International Ship Management Inc. (Delos) (8)
4.11	Shipping Financial Services Inc. Credit Facility dated July 1, 2011 (8)
4.12	Supplemental Agreement dated July 8, 2012 between Top Ships Inc. and Shipping Financial Services Inc. to the Credit Facility dated July 1, 2011 (9)
4.13	Central Mare Inc. Credit Facility dated July 16, 2011 (8)
4.14	Supplemental Agreement dated July 21, 2012 between Top Ships Inc. and Central Mare Inc. to the Credit Facility dated July 16, 2011 (9)
4.15	Common Stock Purchase Agreement with Sovereign Holdings Inc., dated as of August 24, 2011 (8)
4.16	Registration Rights Agreement with Sovereign Holdings Inc., dated as of August 24, 2011 (8)
4.17	Amended and Restated Loan Agreement, dated August 15, 2012 between Top Ships Inc. and Laurasia Trading Ltd. (9)
4.18	Addendum Number 1 dated August 15, 2012 to the Amended and Restated Loan Agreement dated August 15, 2012 between Top Ships Inc. and Laurasia Trading Ltd. (9)
4.19
Stock Purchase Agreement dated September 5, 2013, between Top Ships Inc. and AMCI Products Limited with respect to Jeke Shipping Company Limited, Warhol Shipping Company Limited, Indiana R Shipping Company Limited and Britto Shipping Company Limited (10)

4.20	Stock Purchase Agreement dated September 5, 2013, between Top Ships Inc. and AMCI Products Limited with respect to Hongbo Shipping Company Limited (10)
4.21	Stock Purchase Agreement dated September 5, 2013, between Top Ships Inc. and AMCI Products Limited with respect to Lichtenstein Shipping Company Limited (10)
4.22	Amendment to Stock Purchase Agreement dated September 5, 2013, between Top Ships Inc. and AMCI Products Limited with respect to Lichtenstein Shipping Company Limited, dated October 10, 2013 (10)
4.23	Memorandum of Agreement dated December 5, 2013, between Top Ships Inc. and Monte Carlo 37 Shipping Company Limited (10)
4.24	Termination of Memorandum of Agreement dated December 5, 2013, between Top Ships Inc. and Monte Carlo 37 Shipping Company Limited, dated February 6, 2014 (10)
4.25	Memorandum of Agreement dated December 16, 2013, between Top Ships Inc. and Monte Carlo One Shipping Company Limited (10)
4.26	Memorandum of Agreement dated February 6, 2014, between Top Ships Inc. and Million Hope Maritime S.A. (10)
4.27	Commitment Letter dated October 16, 2014 between ABN AMRO BANK N.V. and Top Ships Inc.for a senior debt facility of up to $42 million
4.28	Senior debt facility dated June 19, 2014 between Alpha Bank and Monte Carlo 71 Shipping Company Limited
4.29	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy
4.30	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy
4.31	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution
4.32	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution
4.33	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Energy
4.34	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Evolution
4.35	Loan Agreement dated January 2, 2015, between Top Ships Inc. and Atlantis Ventures, Ltd
4.36	Sale and purchase Brokerage Agreements dated October 2, 2014 between Top Ships Inc. and Navis Finance AS
8.1	List of subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer
13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2013 and 2014; (ii) Consolidated Statements of Comprehensive Income/ (Loss)  for the years ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and (v) Notes to Consolidated Financial Statements

___________________
(1)	Incorporated by reference to the Company's Current Report on Form 6-K, filed on June 24, 2011

(2)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 29, 2009 (File No. 000-50859)

(3)	Incorporated by reference to the Company's Current Report on Form 6-K filed on March 9, 2007

(4)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 13, 2006 (File No. 000-50589)

(5)	Incorporated by reference to the Company's Registration Statement on Form 8-A (File No. 000-50859)

(6)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 12, 2011 (File No. 000-50859)

(7)	Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form 8-A (File No. 000-50859)

(8)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 11, 2012 (File No. 000-50859)

(9)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on May 1, 2013 (File No. 000-50859)

(10)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on February 14, 2014 (File No. 000-50859)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: April 29, 2015	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Top Ships Inc.,
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014.  Our audits also included the financial statement schedule listed in the Index to the consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Top Ships Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

April 29, 2015
Athens, Greece

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2013	2014
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	9,706	-
Trade accounts receivable	-	50
Advances to various creditors	38	42
Prepayments and other (Note 8)	518	786
Due from related parties (Note 6)	-	25
Inventories (Note 9)	-	324
Total current assets	10,262	1,227

FIXED ASSETS:

Advances for vessels acquisitions / under construction (Note 4 and 6)	14,400	34,375
Vessels, net (Note 5)	-	38,200
Other fixed assets, net (Note 10)	1,467	1,401
Total fixed assets	15,867	73,976

OTHER NON CURRENT ASSETS:

Deferred charges (Note 11)	-	208
Restricted cash (Note 11 and 19)	1,739	164
Total non-current assets	1,739	372

Total assets	27,868	75,575

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of debt (Note 11)	-	1,412
Derivative financial instruments (Note 19)	1,135	-
Due to related parties (Note 6)	807	608
Accounts payable	2,082	2,193
Accrued liabilities	4,581	5,121
Total current liabilities	8,605	9,334

NON-CURRENT LIABILITIES:

Derivative financial instruments (Note 19)	562	2,599
Other non-current liabilities (Note 21)	3,906	3,106
Non-current portion of debt (Note 11)	-	18,007
Total non-current liabilities	4,468	23,712

COMMITMENTS AND CONTINGENCIES (Note 12)	-	-

Total liabilities	13,073	33,046

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,469,648 and 18,969,989 shares issued and outstanding at December 31, 2013 and 2014 (Note 13)	25	190
Additional paid-in capital (Note 13)	293,453	318,125
Accumulated deficit	(278,683)	(275,786)
Total stockholders' equity	14,795	42,529

Total liabilities and stockholders' equity	27,868	75,575

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC. CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)/INCOME FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014 (Expressed in thousands of U.S. Dollars - except share and per share data)
	2012	2013	2014

REVENUES:

Revenues	31,428	20,074	3,602

EXPENSES:

Voyage expenses (Note 16)	1,023	663	113
Vessel operating expenses (Note 16)	814	745	1,143
Vessel depreciation (Note 5)	11,458	6,429	757
Management fees-related parties (Note 6)	2,345	1,351	703
General and administrative expenses	7,078	3,258	2,335
Gain on disposal of subsidiaries (Note 20)	-	(1,591)	-
Other operating income (Note 22)	-	-	(861)
Gain on sale of vessels (Note 5)	-	(14)	-
Impairment on vessels (Note 5)	61,484	-	-

Operating (loss)/income	(52,774)	9,233	(588)

OTHER INCOME/(EXPENSES):

Interest and finance costs (Note 17)	(9,345)	(7,443)	(450)
(Loss)/gain on derivative financial instruments (Note 19)	(447)	(171)	3,866
Interest income	175	131	74
Other, net	(1,593)	(342)	(6)

Total other (expenses)/income, net	(11,210)	(7,825)	3,484

Net (loss)/income and comprehensive (loss)/income	(63,984)	1,408	2,896

(Loss)/earnings per common share, basic (Note 15)	(26.36)	0.58	0.22
(Loss)/earnings per common share, diluted (Note 15)	(26.36)	0.58	0.18

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Accumulated
	# of Shares	Par Value	Capital	(Loss)/Income	Deficit	Total
BALANCE, December 31, 2011	2,449,648	24	292,730	37	(216,107)	76,684
Net loss	-	-	-	-	(63,984)	(63,984)
Stock-based compensation (Note 14)	-	-	379	-	-	379
BALANCE, December 31, 2012	2,449,648	24	293,109	37	(280,091)	13,079
Net income	-	-	-	-	1,408	1,408
Stock-based compensation (Note 14)	20,000	1	344	-	-	345
Other comprehensive loss	-	-	-	(37)	-	(37)
BALANCE, December 31, 2013	2,469,648	25	293,453	-	(278,683)	14,795
Net income	-	-	-	-	2,896	2,896
Stock-based compensation (Note 14)	7,142	-	-	-	-	-
Issuance of common stock, net (Note 13)	16,493,214	165	52,919	-	-	53,084
Excess of consideration over acquired assets (Note 1)	-	-	(28,246)	-	-	(28,246)
Cancellation of fractional shares	(15)	-	-	-	-	-
BALANCE, December 31, 2014	18,969,989	190	318,126	-	(275,787)	42,529

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Expressed in thousands of U.S. Dollars)

	2012	2013	2014
Cash Flows from Operating Activities:

Net (loss)/income	(63,984)	1,408	2,896
Adjustments to reconcile net (loss)/income to net cash
provided by/(used in) operating activities:
Depreciation (Notes 5 and 10)	12,510	6,763	877
Amortization and write off of deferred financing costs (Note 17)	1,437	1,815	16
Amortization of debt discount	371	-	-
Translation gain of foreign currency denominated loan and unrealized foreign exchange differences	70	-	5
Provision for service leaving indemnities	-	(37)	-
Stock-based compensation expense (Note 14)	378	345	-
Change in fair value of derivative financial instruments (Note 19)	(2,656)	(2,313)	(4,442)
Loss on sale of other fixed assets	178	3	5
Gain on sale of vessels	-	(14)	-
Gain on disposal of subsidiaries (Note 20)	-	(1,591)	-
Vessels impairment charge (Note 5)	61,484	-	-
Provision for doubtful accounts	256	-	-
(Increase)/Decrease in:
Trade accounts receivable	1,281	384	(50)
Insurance claims	4	-	-
Inventories	-	-	(324)
Advances to various creditors	105	9	(4)
Prepayments and other	462	571	(215)
Due from related parties	74	-	(25)
Other long term receivable	1,841	-	-
Increase/(Decrease) in:
Due to related parties	587	(1,343)	(445)
Accounts payable	(4,426)	(1,650)	(311)
Other non-current liabilities	4,706	(800)	(800)
Accrued liabilities	(136)	(480)	14
Unearned revenue	587	-	-

Net Cash provided by/(used in) Operating Activities	15,129	3,070	(2,803)

Cash Flows from Investing Activities:

Advances for vessels under construction (Note 4)	-	(14,400)	(45,911)
Decrease in restricted cash	5,949	2,563	1,575
Net proceeds from sale of vessels (Note 5)	-	25,214	-
Net proceeds from disposal of subsidiaries (Note 20)	-	37,552	-
Net proceeds from sale of other fixed assets	60	65	-
Acquisition of other fixed assets	(7)	-	(114)

Net Cash provided by/(used in) Investing Activities	6,002	50,994	(44,450)

Cash Flows from Financing Activities:

Proceeds from debt (Note 11)	500	-	20,125
Principal payments of debt	(16,656)	(11,120)	(706)
Prepayment of debt	(4,975)	(30,326)	-
Derivative financial instrument termination payments	-	-	(1,134)
Proceeds from issuance of common stock, net of underwriters fees	-	-	20,191
Follow-on offering issuance costs	-	-	(710)
Payment of financing costs	-	(2,837)	(219)

Net Cash (used in)/provided by Financing Activities	(21,131)	(44,283)	37,547

Net increase/(decrease) in cash and cash equivalents	-	9,781	(9,706)

Cash and cash equivalents at beginning of year	-	-	9,706

Effect of exchange rate changes on cash	-	(75)	-

Cash and cash equivalents at end of the year	-	9,706	-

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid net of capitalized interest	6,837	5,621	284
Offering expenses included in liabilities	-	-	752
Shares issued as consideration for acquisition of vessels (Note 1)	-	-	40,833
Advances to shipyards before acquisition of vessels (Note 1)	-	-	22,087

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively. The Company is an international provider of worldwide petroleum products transportation services. From March 10 2014, the Company has outsourced to Central Shipping Monaco SAM ("CSM"), a related party controlled by the Company's Chief Executive Officer, all operational, technical and commercial functions (see Note 6). From July 1, 2010 until March 10, 2014 Central Mare Inc. ("Central Mare"), a related party controlled by the family of the Company's Chief Executive Officer, was responsible for all of the chartering, operational and technical management of the Company's fleet (see Note 6).

As of December 31 2014, the Company was the sole owner of all outstanding shares of the following subsidiary companies:

	Companies	Date of Incorporation	Country of Incorporation	Activity
1	Top Tanker Management Inc.	May 2004	Marshall Islands	Management company
2	Lyndon International Co.	October 2013	Marshall Islands	Non vessel-owning subsidiary company

	Shipowning Companies with vessels in operations during years ended December 31, 2012, 2013 and 2014	Date of Incorporation	Country of Incorporation	Vessel
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy (acquired June 2014) (Notes 4 and 5)
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	Hull No 407 (Subsequently renamed to M/T/ Stenaweco Evolution) (acquired March 2014) (Note 4)
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	Hull No S414 (acquired March 2014) (Note 4)
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	Hull No S417 (acquired March 2014) (Note 4)
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	Hull No S418 (acquired March 2014) (Note 4)
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	Hull No S419 (acquired March 2014 ) (Note 4)
7	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	M/V Evian (acquired February 2008, sold October 2013) (Note 5)
8	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	M/T Miss Marilena (delivered February 2009, sold October 2013) (Note 5)
9	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	M/T Lichtenstein (delivered February 2009, sold October 2013) (Note 5)
10	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	M/T UACC Shams (delivered March 2009, sold October 2013) (Note 5)
11	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	M/T Britto (delivered May 2009, sold October 2013) (Note 5)
12	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	M/T Hongbo (delivered August 2009, sold October 2013) (Note 5)
13	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	M/T UACC Sila (delivered March 2009 , sold April 2013) (Note 5)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

On October 16, 2013, the Company sold the shipowning subsidiaries which owned the six vessels of the Company's fleet (namely M/T's Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party (see Note 20). Following this sale the Company did not own any operating vessels. On June 20, 2014, Monte Carlo 71 Shipping Company Limited, a wholly owned subsidiary of the Company, acquired Hull No S406, renamed to M/T Stenaweco Energy, from a company affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis (see Note 5), as per a Memorandum Of Agreement ("MOA") signed in February 2014. The Company treated the acquisition of the vessel as a purchase of an asset. The vessel was purchased with a time charter attached to Eships Tankers Ltd for two years plus one optional year, for a gross daily rate of $16,000 for the first two years and $17,250 for the optional year. The Company estimated that the rate according to the attached time charter did not significantly differ from prevailing market time charter rates for an equivalent vessel for an equivalent duration and hence has not recognized the attached time charter as an intangible asset.

Hulls No S407 (subsequently renamed to M/T Stenaweco Evolution), S414, S417, S418 and S419 (the "Purchased Vessels") were purchased on March 19, 2014 via share purchase agreements with their shipowning companies (the "Selling Shipowning Companies"), which were affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis (see Note 4). The Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis held the majority of shares in each of the Selling Shipowning Companies. Hence, the Company accounted for the acquisition of the Purchased Vessels as a transfer of assets between entities under common control and has recognized the Purchased Vessels at their historical carrying amounts in the accounts of the Selling Shipowning Companies at the date of transfer.

The amount of the consideration given in excess of the Selling Shipowning Companies basis in the net assets is recognized as a reduction to the Company's capital and presented as Excess of consideration over acquired assets in the Company's consolidated statement of stockholders' equity for the year ended December 31, 2014. An analysis of the consideration paid is presented in the table below (also see Note 4):

Consideration in 5,833,214 newly issued common shares	40,833
Consideration in cash	2,500
Consideration already advanced for Hull No S418	7,000
Total consideration	50,333
Less: Net assets of companies acquired	(22,087)
Excess of consideration over acquired assets	28,246

On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of April 21, 2014 was decreased to 8,309,989 while the par value of the Company's common shares remained unchanged at $0.01 per share (Note 13).

2.	Significant Accounting Policies:

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), after effect to the transfer of assets from entities under common control in 2014, as described in Note 1 to the consolidated financial statements, and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated on consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical estimates mainly include impairment of vessels, vessel useful lives and residual values, provision for doubtful accounts and fair values of derivative instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(c)	Foreign Currency Translation: The Company's functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the statement of comprehensive income.

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)	Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as minimum cash under the terms of a loan agreement, as restricted and these amounts are presented separately on the balance sheets. In the event original maturities are shorter than twelve months, such deposits are presented as current assets while if original maturities are longer than twelve months, such deposits are presented as non-current assets.

(f)	Trade Accounts Receivable, net: Trade receivables are measured at amortized cost using the effective interest method, less any impairment. Normally the interest element could be disregarded since the receivables are short term. The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2013 and 2014 totaled $574 and $0 respectively, and is summarized as follows:

Provision for doubtful accounts
Balance, December 31, 2012	576
—Additions	18
—Reversals / write-offs	(20)
Balance, December 31, 2013	574
—Additions	-
—Reversals / write-offs	(574)
Balance, December 31, 2014	-

(g)	Inventories: Inventories consist of lubricants and stores on board the vessels. Inventories may also consist of bunkers when vessels are unemployed or are operating in the spot market. Inventories are stated at the lower of cost or market. Cost, which consists of the purchase price, is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs incurred during the construction of new buildings, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive (loss)/income.

(i)	Impairment of Long-Lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. If the asset's carrying amount is not recoverable from its probability weighted undiscounted cash flows the asset's carrying amount is reduced to its fair value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(j)	Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate which up until March 31, 2014 was estimated to be $160 per lightweight ton. Effective April 1, 2014, the Company revised its scrap rate estimate from $160 to $300 per lightweight ton in order to align the scrap rate estimate with the current historical average scrap prices and to better reflect current market conditions. The change in accounting estimate has been applied prospectively. The effect of the increase in the estimated scrap rate was to increase net income by $32. Earnings per share, basic and diluted, for the year ended December 31, 2014 were not affected. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(k)	Long Lived Assets Held for Sale and Discontinued Operations: The Company classifies vessels as being held for sale when the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset, (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. The results of operations of a component that either has been disposed of or is classified as held for sale, are reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Long-lived assets previously classified as held for sale that are classified as held and used are revalued at the lower of (a) the carrying amount of the asset before it was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used and (b) the fair value of the asset at the date that the Company decided not to sell the asset.

(l)	Other Fixed Assets, Net: Other fixed assets, net, consist of furniture, office equipment, cars and leasehold improvements, stated at cost, which consists of the purchase/contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets as presented below:

Description	Useful Life (years)
Leasehold improvements	Until the end of the lease term (December 2024)
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3

(m)	Accounting for Dry-Docking Costs: All dry-docking costs are accounted for under the direct expense method, under which they are expensed as incurred and are reflected separately in the accompanying consolidated statements of comprehensive (loss)/income.

(n)	Financing Costs: Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are capitalized as deferred finance charges and such fees are amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed when a repayment or refinancing is made and charged to interest and finance costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(o)	Pension and Retirement Benefit Obligations—Crew: The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post-retirement benefits.

(p)	Accounting for Revenue and Expenses: Revenues are generated from bareboat charter, time charter, voyage charter agreements and pool arrangements. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risks and costs of operation during the charter term. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Such contracts may include profit sharing arrangements under which the excess between an agreed daily base rate and the actual rate generated by the vessel every quarter, if any, is settled and recorded on a quarterly basis. Under a voyage charter, revenue, including demurrage and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel's previous cargo and the charter party date of the current voyage and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the Company when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year. Under a pool arrangement, the pool charters-in a vessel on a time charter basis but the daily charter hire is not fixed but it depends on the total return that the pool is able to achieve by operating all its vessels in the spot market.

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

The Company pays commissions to ship brokers associated with arranging our charters. These commissions are recognized over the related charter period and are included in voyage expenses.

(q)	Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors for their services provided is included in general and administrative expenses in the consolidated statements of comprehensive (loss)/income. The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares, vested and non-vested, are measured at fair value which is equal to the market value of the Company's common stock on the grant date.

(r)	Earnings / (Loss) per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders' by the weighted average number of common shares deemed outstanding during the year. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 21,034 shares, granted to the Company's Chief Executive Officer, which will vest in the event of change of control. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(s)	Related Parties: The Company considers as related parties: the affiliates of the Company; entities for which investments are accounted for by the equity method; principal owners of the Company; its management; members of the immediate families of principal owners of the Company; and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party is also a related party if it can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. An Affiliate is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or has common control with the Company. Control is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract and otherwise. Immediate Family is family members whom a principal owner or a member of management might control or influence or by whom they might be controlled or influenced because of the family relationship. Management is the persons who are responsible for achieving the objectives of the Company and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the Chief Executive Officer, the Chief Financial Officer, Vice President and Chief Technical Officer in charge of principal business functions and other persons who perform similar policy making functions. Persons without formal titles may also be members of management. Principal owners are owners of record or known beneficial owners of more than 10% of the voting interests of the Company.

(t)	Derivatives and Hedging: The Company records every derivative instrument (including certain derivative instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not applied hedge accounting for its derivative instruments during the periods presented.

(u)	Financial liabilities: Financial liabilities are classified as either financial liabilities at 'fair value through the profit and loss' ("FVTPL") or 'other financial liabilities'. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings, except in the cases where these financial instruments fall under the guidance in ASC 815-40, where they are initially classified in equity and are initially measured at fair value in permanent equity and subsequent changes in fair value are not subsequently measured. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

(v)	Interest rate risk: The Company is subject to market risks relating to changes in interest rates due to debt outstanding under the loan facility with Alpha Bank on which it pays interest based on LIBOR plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company might enter into interest rate swap agreements. Furthermore the Company is exposed to floating interest rates in relation to the outstanding balance of the termination fee outstanding.

(w)	Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(x)	Fair value: The carrying values of accounts receivable, prepaid expenses, other receivables, accounts payable, due to/from related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of the credit facilities. The fair value of bank debt approximates the recorded value due to its variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and, hence, bank loans are considered level 2 items in accordance with the fair value hierarchy. The carrying value of the termination fee outstanding differs from its fair value which the Company derived by employing unobservable inputs that are corroborated by market data (level 2). The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of warrants is determined using the Cox, Ross and Rubinstein Binomial methodology.

(y)	Recent Accounting Pronouncements: In April 2014, the FASB issued ASU 2014-08 "Presentation of Financial Statements and Property, Plant and Equipment" changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. We plan to adopt ASU 2014-08 effective January 1, 2015 and do not expect that the adoption will have a significant effect on our financial statements.

On May 28, 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2016. Early application is not permitted. Management is in the process of accessing the impact of the new standard on Company's financial position and performance.

In August 2014, the FASB issued ASU 2014-15 "Presentation of Financial Statements – Going Concern (Sub-Topic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern., which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

On April 7, 2015, the FASB issued Accounting Standard Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. For public business entities, the standard is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

(z)	Segment Reporting: The Chief Operating Decision Marker ("CODM") receives financial information and evaluates the Company's operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers (i.e. time or bareboat charters) or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The CODM does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

3.	Going Concern:

As at December 31, 2014, the Company has a working capital deficit of $8,107 and its capital commitments for the acquisition of its fleet for the following twelve months amount to $ 50,365 (see Note 12 for details). The Company will fund its short term capital commitments and it's working capital requirements with a $ 21,000 expected drawdown under senior secured credit facility for which the Company has signed a commitment letter with ABN Bank (see note 11) and the remainder from the net proceeds of the sale and leaseback agreements entered into for the vessels M/T Stenaweco Energy and M/T Stenaweco Evolution (see Note 23) of $37,000 (after repayment of the loan outstanding of $19,419) as well as sale of vessels and other sources such as funds from the Company's major shareholder if required. Therefore, the consolidated financial statements have been prepared on a going concern basis.

4.	Advances for Vessels Acquisitions / Under Construction:

On December 5, 2013, the Company agreed to acquire Hull No S418, a 39,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis and with scheduled delivery in the third quarter of 2015. The purchase price of the newbuilding was $35,000 and the initial deposit was paid in two installments, the first on December 5, 2013 and the second on December 19, 2013 bringing the total to $7,000 which is included in Advances for vessels acquisitions / under construction, in the Company's balance sheet as of December 31, 2013. On March 17, 2014, the Company agreed to terminate this MOA, as described below.

On December 16, 2013, the Company agreed to acquire Hull No S407 (subsequently renamed to M/T Stenaweco Evolution), a 50,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis and with a scheduled delivery from Hyundai Mipo Dockyard Co., Ltd. in the first quarter of 2015. The purchase price of the newbuilding was $37,000 and the initial deposit was paid in two installments, the first on December 16, 2013 and the second on December 19, 2013, bringing the total to $7,400 which is also included in Advances for vessels acquisitions / under construction in the Company's balance sheet as of December 31, 2013. On February 6, 2014, the Company agreed to terminate this MOA and entered into a new MOA to purchase Hull No S406, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co. in the second quarter of 2014, with a time charter attached, from Million Hope Maritime S.A., an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The Company took delivery of the vessel on June 20, 2014 and the vessel was renamed to M/T Stenaweco Energy. The purchase price of the newbuilding was $38,250, paid as follows: $7,400 paid in December, 2013 under the MOA dated December 16, 2013; $3,500 paid in February 2014 and $27,350 paid in June 2014. This last installment was financed through the Alpha Bank facility (see Note 11) of a total amount of $20,125 and $7,225 was paid from funds received from the follow-on offering the Company priced on June 6, 2014 (see Note 13).

On March 19, 2014, pursuant to four separate share purchase agreements the Company entered into with affiliates of the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, along with unaffiliated third parties, the Company acquired the five vessel-owning companies which are party to the shipbuilding contracts for Hulls No S407 (subsequently renamed to M/T Stenaweco Evolution), S418, S419, S414 and S417, in exchange for a total consideration of $43,333, paid in the form of $2,500 in cash and 5,833,214 newly-issued common shares. Pursuant to the share purchase agreements the Company acquired:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

•	100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which are party to shipbuilding contracts with Hyundai Mipo Dockyard Co. for the construction of Hull No S418, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2015, and Hull No S407 (subsequently renamed to M/T Stenaweco Evolution), a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2015, respectively, for an aggregate purchase price of $14,693. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited are each party to a time charter agreement to commence upon the respective vessel's delivery. Upon its delivery Hull No S407 will enter into a time charter agreement with Stena Weco A/S and Hull No S418 will enter into a time charter agreement with BP Shipping Limited. Concurrently, the Company agreed to terminate the MOA entered into on December 5, 2013, described above, with Monte Carlo 37 Shipping Company Limited for the acquisition of Hull No S418, and to apply the full amount of the deposit paid under the MOA, in the amount of $7,000, to reduce the purchase price under the share purchase agreement.

•	100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull No S414, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the second quarter of 2016, for a purchase price of $10,990.The vessel upon its delivery will enter into a time charter agreement with Stena Weco A/S.

•	100% of the share capital of Monte Carlo Lax Shipping Company Limited, an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull No S417, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2016, for a purchase price of $10,820. The vessel will enter upon delivery into a time charter agreement with Dampskibsselskabet NORDEN A/S.

•	100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull No S419, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2016, for a purchase price of $6,830. Upon its delivery Hull No S419 will enter into a time charter agreement with BP Shipping Limited.

The advances paid to the shipyard by the ship-owning companies that the Company acquired via the abovementioned share purchase agreements for the purchase of Hulls No S407 (subsequently renamed to M/T Stenaweco Evolution), S414, S417, S418 and S419 as of December 31, 2014 amounted to $32,912 together with $1,463 of capitalized expenses (see table below), which comprise the advances for vessels acquisitions / under construction.

Vessel	Yard Installments	Capitalized Expenses	Carrying Amount
Hull No S407 (M/T Stenaweco Evolution)	8,050	894	8,944
Hull No S418	7,825	430	8,255
Hull No S419	7,825	120	7,945
Hull No S414	4,590	10	4,600
Hull No S417	4,622	9	4,631
Total	32,912	1,463	34,375

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The Company's President, CEO and Director, Evangelos J. Pistiolis, owned the majority of the shares of each of the vessel-owning companies the Company acquired pursuant to these share purchase agreements. Pursuant to the share purchase agreements with respect to Hulls No S407 (subsequently renamed to M/T Stenaweco Evolution), S418, S419 and S417, until September 19, 2014, the Company had the right to buy back 2,046,342 common shares issued to the unaffiliated parties to the agreements at a price of $8.40 per share. The Company didn't exercise the buyback right. The Company treated this buyback option as a freestanding financial instrument settled in the Company's common stock that provided for a physical settlement in shares which was classified in stockholders' equity according to guidance under ASC 815-40-25-4.

5.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2012	177,292	-	177,292
— Depreciation	-	(6,429)	(6,429)
— Disposals	(177,292)	6,429	(170,863)
Balance, December 31, 2013	-	-	-
— Depreciation	-	(757)	(757)
— Additions	38,957	-	38,957
Balance, December 31, 2014	38,957	(757)	38,200

During 2012, vessel oversupply decreased charter rates and further decreased vessel values that were conditions that the Company considered to be indicators of potential impairment for its vessels. In December 2012, the Company tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and assigned a medium probability to sell them. This assumption, together with the deteriorating charter rates, significantly reduced the probability weighted undiscounted expected cash flows, which were determined to be lower than the vessels carrying values. Consequently, the Company wrote the vessels down to their fair values and recognized an impairment charge of $46,592.

In December 2012, the Company reclassified the M/V Evian as held and used resulting from its assessment that the vessel would not be sold and that it would continue to earn revenue within the following year and measured the vessel at its fair value, resulting in a write-up of $2,086.

In December 2012, the Company classified the M/T UACC Sila as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an impairment charge of $16,978. The vessel was sold on March 27, 2013 to an unrelated third party for a price of $26,000 and was delivered to its new owners on April 30, 2013. A gain of $14 was recognized upon vessel's delivery, which is included in the Company's consolidated statement of comprehensive (loss)/income.

In October 2013, the Company sold the shipowning companies of the M/T's Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian to an affiliate of the AMCI Poseidon Fund LP (see Note 20).

On June 20, 2014, Monte Carlo 71 Shipping Company Limited, a wholly owned subsidiary of the Company, acquired from Million Hope Maritime SA, a company affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, Hull No S406, for an aggregate purchase price of $38,250, as per a Memorandum of Agreement signed in February 2014. The Company renamed Hull No S406 to M/T Stenaweco Energy. The Company capitalized expenses of $707, including 1% brokerage commission, relating to the acquisition of the vessel.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

6.	Transactions with Related Parties:

(a	Central Mare Inc. ("Central Mare") – Letter Agreement and Management Agreements: From July 1, 2010 to March 10, 2014, Central Mare had been performing all operational, technical and commercial functions relating to the chartering and operation of the Company's vessels, pursuant to a letter agreement, or the Letter Agreement, concluded between Central Mare, a related party controlled by the family of the Company's Chief Executive Officer, and the Company, as well as management agreements concluded between Central Mare and the Company's vessel-owning subsidiaries. Furthermore, the Letter Agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company's maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under SEC and NASDAQ rules and regulations and information-system related services.

Pursuant to an amendment of the Letter Agreement on January 1, 2013, the Company paid a management fee of $250 per day per vessel up to June 30, 2013 and $258 per day per vessel up to October 16, 2013. That fee included all the abovementioned services. On October 16, 2013, the Letter Agreement was amended again and it provided for a fixed monthly fee of $15 for the provision of all the abovementioned services for the period when the Company did not have any operating vessels.

Also Central Mare received a chartering commission of 1.25% on all freight, hire and demurrage revenues; a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; a commission of 0.2% on derivative agreements and loan financing or refinancing and a newbuilding supervision fee of Euro 437, or approximately $531, per newbuilding vessel. All the abovementioned commissions and fees would apply only in the case that the service was provided.

On March 7, 2014, the Company terminated the Letter Agreement with Central Mare. No penalty was paid in connection with this termination.

(b)	Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare provides the Company with its executive officers (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Executive Vice President).

On March 1, 2011, the Company entered into an agreement with Central Mare pursuant to which, Central Mare furnishes certain administrative employees. Under the terms of this agreement the Company is obligated to pay an annual base salary. On July 1, 2012 the Executive Officers and Other Personnel Agreements were amended and the salaries of the executive officers were reduced as was the number of administrative employees provided. On January 1, 2014, the Executive Officers and Other Personnel Agreements were amended and the salaries of the executive officers were further reduced. On July 1, 2014, the Executive Officers and Other Personnel Agreements were amended and the salaries of the executive officers were increased.

As of December 31, 2014 the amount due from Central Mare was $25 and is presented in Due from related parties, which is separately presented on the accompanying consolidated balance sheets. The amount mainly concerns prepaid administrative expenses. At December 31, 2013, the amount due to Central Mare was $807 and is presented in Due to related parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The fees charged by Central Mare for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Year Ended December 31,
	2012	2013	2014	Presented in:
Management fees	2,345	505	33	Management fees - related party - Statement of comprehensive (loss)/income
Executive officers and other personnel expenses	2,349	1,760	840	General and administrative expenses - Statement of comprehensive (loss)/income
Superintendent fees	29	-	-	Vessel operating expenses - Statement of comprehensive (loss)/income
Commission for sale of vessels	-	260	-	Gain on sale of vessels - Statement of comprehensive (loss)/income
Commission on charter hire agreements	275	150	-	Voyage expenses - Statement of comprehensive (loss)/income
Management agreement termination fees	-	846	-	Management fees - related party - Statement of comprehensive (loss)/income
Total	4,998	3,521	873

(c)	Newbuilding vessel acquisitions from affiliated entities: From December 5, 2013 to March 19, 2014 the Company entered into a series of transactions with a number of entities affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis that led to the purchase of our fleet of newbuilding vessels (see Note 4).

(d)	Central Shipping Monaco SAM ("CSM") – Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a new letter agreement, or the New Letter Agreement, with CSM, a related party controlled by President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and on March 10, 2014 and June 18, 2014 the Company entered into management agreements, or Management Agreements, between CSM and our vessel-owning subsidiaries respectively. The New Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement.

Pursuant to the New Letter Agreement, as well as Management Agreements concluded between CSM and the Company's vessel-owning subsidiaries, the Company pays a technical management fee of $550 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $300 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the Management Agreements provide for payment to CSM of: (i) $500 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSM also performs supervision services for all of the Company's newbuilding vessels while the vessels are under construction, for which the Company pays CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provides, at cost, all accounting, reporting and administrative services. Finally, the New Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at the discretion of the Company. The Management Agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the management agreements, all fees payable to CSM are adjusted annually according to the US Consumer Price Inflation of the previous year.

As of December 31, 2014 the amount due to CSM was $608 and is presented in Due to related parties, which is separately presented on the accompanying consolidated balance sheets. The amount concerns $400 of incentive fees, $155 of supervision services costs and fees, $49 of superintendent fees and $4 of management fees. As of December 31, 2013, there was no amount due to/from CSM.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

On December 31, 2014, the Board of Directors granted to CSM a performance incentive fee for the provision of management services throughout 2014 amounting to $400, in accordance with the management agreement between the Company and CSM dated March 10, 2014. This performance incentive fee is included in Management fees - related parties in the consolidated statements of comprehensive (loss)/income for the year ended December 31, 2014.

The fees charged by CSM for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Year Ended December 31,
	2012	2013	2014	Presented in:
	-	-	50	Capitalized under Vessels, net – Balance sheet
Technical management fees				Management fees - related parties -Statement of
	-	-	166	comprehensive (loss)/income
Supervision services costs and fees	-	-	500	Capitalized under Advances for vessels acquisitions / under construction –Balance sheet
	-	-	31	Vessel operating expenses -Statement of comprehensive
Superintendent fees				(loss)/income
	-	-	18	Capitalized under Advances for vessels acquisitions / under construction –Balance sheet
	-	-	104	Management fees - related parties -Statement of
Accounting and reporting cost				comprehensive (loss)/income
	-	-	10	Capitalized under Prepayments and other – Balance sheet
Financing fees	-	-	40	Capitalized under Deferred charges – Balance sheet
Commission for sale and purchase of vessels	-	-	383	Capitalized under Vessels, net – Balance sheet
Commission on charter hire agreements	-	-	46	Voyage expenses - Statement of comprehensive (loss)/income
Performance incentive fee	-	-	400	Management fees - related parties - Statement of comprehensive (loss)/income
Total	-	-	1,748

7.	Leases:

A. Lease arrangements, under which the Company acts as the lessee

Office lease:

In January 2006, the Company entered into an agreement to lease office space in Athens, Greece, with an unrelated party. In September 2010 and in September 2011 the agreement was amended and the monthly rent was renegotiated and it was agreed to give up occupancy of certain areas of the leased office space. On January 1, 2013, the agreement was amended again and the new monthly rent was renegotiated down to Euro 2.5 (or $3, based on the U.S. Dollar/Euro exchange rate as of December 31, 2014) and the annual adjustment for inflation increase plus 1% clause was removed. It was also agreed to further give up occupancy of an even larger area of the leased office space and to extend the duration of the lease to December 31, 2024. All other terms of the lease remained unchanged. General and administrative expenses for the years ended December 31, 2012, 2013 and 2014 include $127, $40 and $40 respectively, for rent expense. As a result of the above mentioned agreements for the abandonment of occupancy in certain areas of the leased office space, the Company made a revision in the useful life of certain leasehold improvements that would have been amortized over the life of the lease, resulting in accelerated depreciation of $621 in 2012 which is included in the consolidated statement of comprehensive (loss)/income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

In September 2010, the Company entered into a lease agreement for office space in London. The lease agreement was valid from September 2010 and would continue until either party gave to the other one calendar month written notice. The annual lease was GBP 12 (or $19, based on the U.S. Dollar/GBP exchange rate as of December 31, 2014).  This agreement was terminated in September 30, 2012. General and administrative expenses for the years ended December 31, 2012, 2013 and 2014 include $14, $0 and $0, respectively, for rent expense.

In November 2009, the Company entered into a lease agreement for office space in London. The initial agreement was signed on November 15, 2009 and expired on November 14, 2010. The agreement was extended for another year and a further year after that and was terminated on June 30, 2012. The monthly rent was GBP 26 (or $40, based on the U.S. Dollar/GBP exchange rate as of December 31, 2014). General and administrative expenses for the year ended December 31, 2012, 2013 and 2014 include $247, $0 and $0 for rent expense.

In September 2011, the Company entered into a lease agreement for office space in Monaco with Central Shipping Monaco SAM, a Company which is controlled by the Company's Chief Executive Officer and President. The monthly rent was Euro 5 (or $6, based on the U.S. Dollar/Euro exchange rate as of December 31, 2014). This agreement was extended up to December 2012 and then terminated. This termination did not result in any additional fees.  General and administrative expenses for the year ended December 31, 2012, 2013 and 2014 include $87, $0 and $0 for rent expense respectively.

Future minimum lease payments:

The Company's future minimum lease payments required to be made after December 31, 2014, related to the existing at December 31, 2014 office lease are as follows:

Year ending December 31,	Office Lease
2015	36
2016	36
2017	36
2018	36
2019	36
2020 and thereafter	180
Total	360

B. Lease arrangements, under which the Company acts as the lessor

i)            Charter agreements:

In 2014, the Company operated one vessel (M/T Stenaweco Energy) under a time charter with Stena Weco A/S which is classified as an operating lease. Future minimum time-charter receipts (excluding any off hire days), based on the vessel's commitment to this non-cancellable time charter contract, as of December 31, 2014, are as follows:

Year ending December 31,	Time Charter receipts
2015	6,023
2016	6,039
2017	6,023
2018	3,267
Total	21,352

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

8.	Prepayments and other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	December 31, 2014
Prepaid expenses	54	293
Interest receivable	124	-
Guarantees	21	399
Other receivables	319	94
Total	518	786

9.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	December 31, 2014
Lubricants	-	308
Consumable stores	-	16
	-	324

10.	Other fixed assets:

As of December 31, 2014, other fixed assets represent mainly office equipment and furniture, art works, leasehold improvements and vehicles with a cost of $5,727 (December 31, 2013: $5,674) and accumulated depreciation of $4,326 (December 31, 2013: $4,207). Depreciation expense for the year ended 2014 amounted to $120 (2013: $ 335, 2012: $1,052) which is included in general and administrative expenses in the consolidated statements of comprehensive (loss)/income.

11.	Debt:

As of December 31, 2013, the Company had no indebtedness.

On June 19, 2014, the Company entered into a credit facility with Alpha Bank of Greece for $20,125 ("the credit facility") for the financing of the vessel M/T Stenaweco Energy. The credit facility is repayable in 20 consecutive semi-annual installments of $706 each, commencing November 28, 2014 plus a balloon installment of $6,005 payable together with the last installment in May 2024.

As at December 31, 2014, the outstanding balance of the credit facility is $19,419, presented in the accompanying consolidated balance sheets as follows:

Current portion of long term debt	1,412
Long term debt	18,007
Total	19,419

The credit facility bears interest at LIBOR plus a margin of 3.75%. The applicable one-month LIBOR as of December 31, 2014 was 0.17%.

The credit facility contains various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of EBITDA to net interest expenses of not less than 2:1, (iii) a ratio of total liabilities to market-adjusted total assets of not more than 70% and (iv) minimum free liquidity of $1,000. Additionally, the credit facility prohibits the shipowning company to incur further indebtedness or guarantees and also prohibits the payment of dividends, without the prior consent of the lender.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

As at December 31, 2014, cash and cash equivalents amounted to $164 and are presented as restricted cash due to the minimum liquidity covenant.

The credit facility is secured as follows:

•	First priority mortgage over M/T Stenaweco Energy;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charter with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

Subsequently, on January 29, 2015, the credit facility was fully repaid with the proceeds from the sale and leaseback of the M/T Stenaweco Energy (see Note 23) and an amount of $208 of related deferred financing fees were written-off.

Scheduled Principal Repayments: The annual principal payments required to be made after December 31, 2014, are as follows:

Years
December 31, 2015	1,412
December 31, 2016	1,412
December 31, 2017	1,412
December 31, 2018	1,412
December 31, 2019	1,412
December 31, 2020 and thereafter	12,359
Total	19,419

Loan commitment: On October 16, 2014, we signed a commitment letter with ABN Amro Bank for a senior debt facility of up to $42 million to fund, in part, the delivery of Hull Nos. S418 and S419 due in the third quarter of 2015 and first quarter of 2016 ($21 million per vessel) respectively. The credit facility remains subject to the agreement and the execution of customary legal documentation. Each tranche is payable in 24 consecutive quarterly installments of approximately $0.4 million, commencing three months from draw down, and a balloon payment of $11.4 million payable together with the last installment. The credit facility bears interest at LIBOR plus a margin of 3.75% and a commitment fee of 1% per annum is payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter.

Financing Costs: The additions in deferred financing costs amounted to $724 and $224 during the years ended December 31, 2013 and 2014 respectively. For 2013, the respective amount relates to the successive one-year extensions of the Laurasia, Central Mare and Shipping Financial Services facilities that were fully repaid in October 2013. For 2014, the respective amount relates to a non-recurring arrangement fee of $151 paid to Alpha Bank under the credit facility, non-recurring financing fees of $40 paid to CSM as per the provisions of the New Letter Agreement between the latter and the Company (see Note 6) and $33 of legal expenses relating to the credit facility.

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

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

From December 5, 2013 to March 19, 2014 the Company entered into a series of transactions with a number of entities affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis that led to the purchase of our fleet of newbuilding vessels (see Note 4). As a result of these transactions, the Company has remaining contractual commitments for the acquisition of its fleet totaling $119,840, including $20,700, $23,475, $23,475, $26,010 and $26,180 pursuant to newbuilding agreements for Hull No S407 (subsequently renamed to M/T Stenaweco Evolution), Hulls No S418, S419, S414 and S417, respectively. Of these contractual commitments for the acquisition of our fleet, $50,365 is payable in 2015 and $69,475 in 2016, which also reflects amendments signed to the shipbuilding contracts on March 19, 2015.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

13.	Common Stock, Additional Paid-In Capital and Dividends:

Reverse stock split: On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of April 21, 2014 was decreased to 8,309,989 while the par value of the Company's common shares remained unchanged at $0.01 per share. As a result of the reverse stock split, 15 fractional shares were cancelled.

Issuance of common stock for the purchase of newbuilding vessels: On March 19, 2014, pursuant to four separate share purchase agreements, the Company issued 5,833,214 newly-issued common shares (see Note 4).

Issuance of common stock and warrants as part of the follow-on offering: On June 6, 2014, the Company priced an underwritten public offering of 10,000,000 shares of common stock, and warrants to purchase 5,000,000 common shares, at $2.00 per common share and $0.00001 per warrant.  The warrants have an exercise price of $2.50 per share, are exercisable immediately, and will expire five years from the date of issuance. Each warrant grants the warrant holder the option to purchase one common share of the Company at any time within the abovementioned term (American style option). The Company granted the underwriters a 45-day option to purchase up to an additional 1,500,000 common shares and/or up to 750,000 additional warrants to cover over-allotments, if any of which  the underwriters purchased 330,000 warrants (on June 11, 2014) and 660,000 shares (on June 18, 2014). The gross proceeds from this offering, before deducting the underwriting discount and other offering expenses payable by us, were $21,320, of which $6,477 was allocated to the warrant liability, based on the fair value of the warrants (see Note19) and the remainder was allocated to equity.

Issuance of warrants as part of the underwriting agreement: On June 6, 2014, the Company entered into an underwriting agreement in connection with the Company's follow-on offering with AEGIS Capital Corp ("AEGIS"). Pursuant to this agreement the Company granted to AEGIS 300,000 warrants.  Each warrant grants AEGIS the option to purchase one common share of the Company, has an exercise price of $2.50, is exercisable at any time (American style option) from June 6, 2015 onwards and will expire five years from the grant date.

Issuance of warrants as part of an agreement for the provision of investor relation services: On June 16, 2014 the Company entered into an agreement for the provision of investor relation services with an unaffiliated party. As part of the consideration for the provision of the above-mentioned services the Company granted the unaffiliated party 80,000 warrants with an exercise price of $2.50 that expire two years after their issuance. The grant date is deemed to be the date of the agreement and as per the latter the warrants are to be issued in two tranches; 40,000 on September 15, 2014 and another 40,000 on March 15, 2015. Each warrant grants the warrant holder the option to purchase one common share of the Company at any time within the abovementioned term (American style option). As of December 31, 2014, no warrants were issued to this unaffiliated party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Warrants:

i). Warrants relating to the follow-on offering
The fair value of the 5,000,000 warrants issued on June 6, 2014 and the 330,000 warrants issued on June 11, 2014, was estimated at $1.22 per warrant (or $1.55 without accounting for dilution effect), using the Cox, Ross and Rubinstein Binomial methodology. The assumptions used to calculate the fair value of the warrants were as follows:

a. Underlying stock price of $2.00 being the follow-on share price on June 6, 2014 for the 5,000,000 warrants and $1.85 being the share price on June 11, 2014 for the 330,000 warrants
b. Exercise price of $2.50 based upon the warrant agreement
c. Volatility of 90.49% based upon historical data
d. Time to expiration of 5 years based upon the warrant agreement
e. Risk-free interest rate based on the treasury securities with a similar term
f. No dividends

The warrants issued in connection with our follow-on offering provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. However the warrants provide for a series of round down protection features (see below) that in accordance with ASC 815-40 led to their classification as a liability since the settlement amount of the warrants may not equal the difference between the fair value of a fixed number of the Company shares and a fixed strike price. As a result, the fair value of the warrants is classified as a derivative liability and subsequent changes in fair value are recognized in the consolidated statement of comprehensive (loss)/income.

Our valuation has taken into account the round down measures embedded in the warrant agreement. These measures provide for a downward adjustment of the exercise price of each warrant in the following cases:

•	Issuance of common shares: if the Company issues or sells any common shares for a consideration per share less than the exercise price of the warrants then the latter shall be reduced to match the reduced consideration per share.
•	Issuance of options or convertible securities: if the Company issues or sells any options at a strike price that is lower than the exercise price of the warrants then the latter will be reduced to match the strike price of the options. If the Company issues convertibles that end up converting at a price per share that is lower than the exercise price of the warrants then the latter will be reduced to match the conversion price per share.
•	Holder's right of alternative exercise price following issuance of certain options or convertible securities: if the Company issues or sells any options or convertible securities that are convertible into or exchangeable or exercisable for common shares at a price which varies or may vary with the market price of the common shares (Variable Price), the warrant holder shall have the right, but not the obligation, to substitute the Variable Price for the exercise price of the warrants.
•	Adjustment upon market price decrease: if at any time prior to June 11, 2015, the Company effects a reverse stock split and 125% of the closing market price of the Company's common shares during any three consecutive trading days, after the effective date of the reverse stock split, is less than $2, then the exercise price of the warrants shall be reduced to 125% of the amount of the lowest closing market price of the common shares during such three trading day period. The exercise price of the warrants cannot be reduced by more than 20%. No adjustment will apply for subsequent reverse stock splits.
•	Other events: if the Company takes any action that results in the dilution of the warrant holder not covered by the abovementioned round down protection measures (including, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company shall determine and implement an appropriate adjustment in the exercise price so as to protect the rights of the warrant holder.

The effect of the round-down protection measures on the value of the warrants was to increase their value by $0.21 per warrant (or $0.17 accounting for dilution effect).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

ii). Warrants granted to the Underwriter
The fair value of the warrants granted on June 6, 2014 (300,000 warrants) to AEGIS, was estimated at $ 1.34 per warrant (or $1.36 without accounting for dilution effect), using the Cox, Ross and Rubinstein Binominal methodology. The assumptions used to calculate the fair value of the warrants were as follows:

a. Underlying stock price of $2.00 being the share price on June 6, 2014
b. Exercise price of $2.50 based upon the warrant agreement
c. Volatility of 92.82% based upon historical data
d. Time to expiration of 4 years based upon the warrant agreement
e. Risk-free interest rate based on the treasury securities with a similar term
f. No dividends

The warrants issued as part of the underwriting agreement provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. As a result, these warrants are initially classified in permanent equity at fair value without any subsequent re-measurement.

iii). Warrants relating to the provision of Investor Relation services
The fair value of the warrants granted on June 16, 2014 (80,000 warrants) to the third party investor relations company, was estimated using the Cox, Ross and Rubinstein Binominal methodology as follows: $0.95 per warrant for the first tranche and $1.05 per warrant for second tranche. The assumptions used to calculate the fair value of the warrants were as follows:

a. Underlying stock price of $2.11 being the share price on June 16, 2014
b. Exercise price of $2.50 based upon the warrant agreement
c. Volatility of 87.55% based upon historical data
d. Time to expiration of 2 years based upon the warrant agreement
e. Risk-free interest rate based on the treasury securities with a similar term
f. No dividends

The warrants granted as part of the consideration for the provision of investor relation services  provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. As a result, these warrants are initially classified in permanent equity at fair value without any subsequent re-measurement.

As of December 31, 2014 the Company has 5,330,000 warrants outstanding, relating to the follow-on offering of June 6, 2014. No warrants were exercised in the year ending December 31, 2014.

Dividends:

No dividends were paid in the years ended December 31, 2012, 2013 and 2014.

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

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

In the case where restricted shares were granted, there were signed "Restricted Stock Agreements" between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the shares, subject to the following restrictions:

i.            Grants to Company's Chief Executive Officer. The Company's Chief Executive Officer shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the shares other than to a Company, which is wholly owned by the Company's Chief Executive Officer. The restrictions lapse on the earlier of (a) the time specified in the relevant Restricted Stock Agreement or (b) the termination of the Company's Chief Executive Officer employment with the Company for any reason. As the shares granted to the Company's Chief Executive Officer do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

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

The following table presents grants pursuant to the Plan's issuance from 2012 onwards which vested immediately:

Grant Date	Number of Shares	Issued to	Vesting Period
February 12, 2013	7,142	Chief Executive Officer	on the grant date
September 26, 2013	7,142	Executive Vice President	on the grant date
September 26, 2013	5,714	Chief Technical Officer	on the grant date
December 18, 2013	7,142	Chief Executive Officer	on the grant date

A summary of the status of the Company's non-vested shares relating to the Company's stock incentive plan as of December 31, 2014 and movement during the year ended December 31, 2014, is presented below:

	Non-vested Shares	Weighted average grant date fair value
As of January 1, 2014 and December 31, 2014	21,034	$366.24

The compensation expense recognized in the years ended December 31, 2012, 2013 and 2014 was $378, $345 and $0 respectively and is included in General and administrative expenses in the consolidated statements of comprehensive (loss)/income. As of December 31, 2014, the total unrecognized compensation cost related to non-vested share awards is $0. The weighted average grant date fair value of shares relating to the Company's stock incentive plan that were granted, vested and forfeited for the years 2012 and 2013 was $52.25 and $52.32 respectively. The total fair value of shares relating to the Company's stock incentive plan vested during the year ended December 31, 2013 was $309. No shares relating to the Company's stock incentive plan were granted, vested or forfeited in 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

15.	(Loss)/Earnings Per Common Share:

All shares issued (including non-vested shares issued under the Company's Stock Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by relevant guidance. The denominator of the basic earnings per common share excludes any non-vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes:

•	any incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 21,034 shares granted to the Company's Chief Executive Officer which will vest in the event of change of control and, consequently, those shares are excluded from the remaining non-vested shares,
•	the potential dilution that could occur if warrants to issue common stock (see Note 13) were exercised, to the extent that they are dilutive, using the treasury stock method, and
•	any shares granted and vested but not issued up to the reporting date.

The components of the calculation of basic and diluted earnings per share for the years ended December 2012, 2013 and 2014 are as follows:

	Year Ended December 31,
	2012	2013	2014
Income:
Net (loss)/ income	(63,984)	1,408	2,896

Earnings per share:
Weighted average common shares outstanding, basic	2,427,084	2,437,361	12,958,111

Effect of dilutive securities:
Warrants	-	-	2,785,339
Shares granted to the CEO	-	7,143	-
Weighted average common shares outstanding, diluted	2,427,084	2,444,504	15,743,449

Basic (loss)/earnings per share	(26.36)	0.58	0.22
Diluted (loss)/earnings per share	(26.36)	0.58	0.18

For the years ended December 31, 2012, 2013 and 2014, 21,034 non vested shares as at the end of the each period were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

16.	Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of comprehensive (loss)/income are as follows:

Voyage Expenses	Year Ended December 31,
	2012	2013	2014
Port charges	24	18	15
Bunkers	177	125	-
Commissions	822	520	98
Total	1,023	663	113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Vessel Operating Expenses	Year Ended December 31,
	2012	2013	2014
Crew wages and related costs	361	-	744
Insurance	83	47	52
Repairs and maintenance	179	689	106
Spares and consumable stores	184	-	247
Taxes (Note 18)	7	9	(6)
Total	814	745	1,143

During 2013, the bareboat charterer of the M/V Evian failed to pay the operating expenses of the vessel, as per the bareboat charter party. Hence, the Company, in order to avoid the detention of M/V Evian, paid a portion of the operating expenses that the bareboat charterer incurred in 2013 relating mainly to repairs and maintenance expenses

17.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive (loss)/income are analyzed as follows (expressed in thousands of U.S. Dollars):

Interest and Finance Costs	Year Ended December 31,
	2012	2013	2014
Interest on debt (Note 11)	7,240	4,505	290
Delos termination fee interest (Note 21)	-	139	116
Bank charges	297	964	28
Amortization and write-off of financing fees	1,437	1,835	16
Amortization of debt discount	371	-	-
Total	9,345	7,443	450

Capitalized interest included in the Advances for vessels acquisitions/under construction, in the accompanying consolidated balance sheets for the year ended December 31, 2014 amounted to $208.

18.	Income Taxes:

Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statements of comprehensive (loss)/income.

The Company and its subsidiaries were not subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related as they qualified for the exemption of Section 883.

19.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, accounts receivable due from charterers, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of long-term loans, accounts payable due to suppliers, accrued liabilities and termination fee outstanding (see Note 21) and warrants granted to third parties (see Note 13).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

Interest rate swap agreements
The Company entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in current LIBOR rates.
The Company entered into an agreement with Alpha Bank relating to an interest rate swap ("the Alpha Bank Swap"), according to which the Company had pledged an amount of $1,739 as of December 31, 2013 to an account controlled by Alpha Bank as a cash collateral for the repayment of interest of the Alpha Bank Swap and which is presented as restricted cash as on the consolidated balance sheet. The details of the Alpha Bank Swap was as follows:

Counterparty	Notional Amount December 31, 2013	Period	Effective Date	Interest Rate Payable	Fair Value – Liability (Level 2) December 31, 2103
ALPHA BANK	$20,000	7 years	March 30, 2008	10.85%	(1,697)

On August 5, 2014, the Company terminated the Alpha Bank Swap. The termination fee amounted to $1,034 and was paid on the termination date. As of December 31, 2014, the Company did not have any interest rate swap agreement in place.
The fair value of the Alpha Bank Swap was considered by the Company to be classified as level 2 in the fair value hierarchy since its value was being derived by observable market based inputs. The Company paid a fixed rate and received a fixed rate for the Alpha Bank Swap. The fair values of this derivative determined through level 2 of the fair value hierarchy was derived principally from, or corroborated by, observable market data. Inputs included quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allowed values to be determined.
Warrant liability
The estimated fair value of the Company's derivatives outstanding as of December 31, 2014, are recorded at their fair values. As of December 31, 2014 the Company's derivatives consisted of 5,330,000 warrants outstanding, issued in connection with the Company's follow-on offering that closed on June 11, 2014 (see Note 13), as depicted in the following table:
Warrants Outstanding December 31, 2014	Term	Warrant Exercise Price	Fair Value – Liability December 31, 2014
5,330,000	5 years	$2.50	(2,599)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The following table presents the fair value of those financial liabilities measured at fair value on a recurring basis, analyzed by fair value measurement hierarchy level as of December 31, 2013 and 2014 respectively:
As of December 31, 2013		Fair Value Measurement at Reporting Date
	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swap	1,697	-	1,697	-

As of December 31, 2014		Fair Value Measurement at Reporting Date
	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Warrants	2,599	-	-	2,599

The following table sets forth a summary of changes in fair value of the Company's level 3 fair value measurements for the year ended December 31, 2014:
Beginning balance – January 1, 2014	-
Issuance of warrants	6,477
Change in fair value of warrants, included in Statement of Comprehensive (Loss)/Income	(3,878)
Closing balance – December 31, 2014	2,599

Derivative Financial Instruments not designated as hedging instruments:
The Company's interest rate swap did not qualify for hedge accounting. The Company marks to market the fair market value of its financial instruments measured at fair value at the end of every period and reflects the resulting unrealized gain or loss during the period in (Loss)/gain on derivative financial instruments in the statement of comprehensive (loss)/income as well as presents the fair value at the end of each period in the balance sheet. The major unobservable input in connection with the valuation of the Company's warrants is the volatility used in the valuation model (see Note 13), which is approximated by using a 5-year weekly historical observations of the Company's share price. The annualized 5-year weekly historical volatility that has been applied in the warrant valuation as of December 31, 2014 was 86.71%. A 5% increase in the volatility applied would lead to an increase of 4.6% in the fair value of the warrants. The fair value of the Company's warrants is considered by the Company to be classified as level 3 in the fair value hierarchy since its value derives by significant to the valuation of the instrument in its entirety unobservable inputs.
Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive (loss)/income are presented below:

As of December 31, 2013:

	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities – Derivative financial instruments	1,135
Interest rate swaps	Non-Current liabilities –Derivative financial instruments	562

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

As of December 31, 2014:

	Balance Sheet Location	Fair Value
Warrants	Non-Current liabilities –Derivative financial instruments	2,599

	Amount of (Loss)/ Gain Recognized in Statement of Comprehensive (Loss)/Income Located in (Loss)/Gain on Derivate Financial Instruments
	2012	2013	2014
Interest rate swaps- change in fair value	2,656	2,313	651
Interest rate swaps– realized loss	(3,103)	(2,484)	(664)
Warrants- change in fair value	-	-	3,879
Total	(447)	(171)	3,866

20.	Gain on disposal of subsidiaries:

On October 16, 2013 the Company sold the shipowning subsidiaries which owned the six vessels of the Company's fleet (namely M/T's Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party, for an aggregate cash consideration of $173,000 less $135,448 in net debt and swap obligations of the shipowning companies that were assumed by the buyers. A gain from the disposal of subsidiaries of $1,591 was recognized, which is included in the Company's consolidated statement of comprehensive (loss)/income.

21.	Other Non Current Liabilities

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011, the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750 that remained outstanding until December 31, 2012. On January 1, 2013, the Company entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 was divided into two tranches, "Tranche A" ($4,500) that bears interest of 3% plus Libor and "Tranche B" ($806) that does not bear interest. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2015	1,120	-
2016	800	-
2017	1,500	806
Total	3,420	806

Finally, according to this agreement the Company pays monthly interest. As of December 31, 2014, the non-current part of the termination fee is $3,106 ($3,906 as at December 31, 2013) while the current portion of the termination fee of $1,120 ($800 as at December 31, 2013) is included in accounts payable in the accompanying consolidated balance sheets. The fair value of the termination fee is estimated by the Company to be $3,814. The Company used a discounted cash flow valuation model for determining the fair value of the liability and the discount rate applied for discounting the expected cash flows includes an assumption for the Company's own credit risk which is significant to the valuation of the liability in its entirety. Hence, the financial instrument is classified in level 2 of the fair value hierarchy.

22.	Other Operating Income:

Other operating income for the year ended December 31, 2014, includes a non-recurring gain of $361 from a favorable settlement of vessel sale commissions relating to the sale of M/T Ioannis P and M/V Pepito in November 2011 and December 2011 respectively and another non-recurring gain of $500 from a termination fee which the Company charged to Eships Tankers Ltd for the termination of the charter of M/T Stenaweco Energy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2014
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

23.	Subsequent Events

On January 29, 2015 and March 31, 2015, agreements were consummated for the sale and leaseback of M/T Stenaweco Energy and M/T Stenaweco Evolution respectively. The sale and leaseback agreements were entered into with a non-related party and generated gross proceeds of $57,000. The vessels have been chartered back on a bareboat basis for 7 years at a bareboat hire of $8,586 per day and $8,625 per day respectively. In addition, the Company has the option to buy back each vessel from the end of year 3 up to the end of year 7 at a purchase price depending on when the option is exercised. Indicatively, if the option is exercised at the end of year 3, the purchase price of either one of the vessels will be $25,850. The Company will treat the sale and leaseback of the abovementioned vessels as an operating lease.

On January 2, 2015, the Company entered into an unsecured credit facility with Atlantis Ventures Ltd, a related party ultimately controlled by our Chief Executive Officer, for $2,250 that was used to pay the penultimate shipyard installment for Hull No S407 (subsequently renamed to M/T Stenaweco Evolution). The Company had undertaken to repay the loan within 12 months of its receipt. The drawdown of the loan took place on January 5, 2015 and was repaid on January 30, 2015. The loan bears interest at a rate of 8% per annum, with the first six months being interest-free.

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Balance Sheets
December 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2013	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,581	-
Due from subsidiaries	239,948	216,515
Other current assets	48	115
Total current assets	249,577	216,630
NON CURRENT ASSETS
Investments in subsidiaries	14,400	54,420
Restricted cash	-	79
Total non-current assets	14,400	54,499
Total assets	263,977	271,129

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Due to subsidiaries	247,502	224,002
Due to related parties	806	583
Current portion of derivative financial instruments	-	2,599
Other current liabilities	879	1,416
Total current liabilities	249,187	228,600

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,469,648,and 18,969,989 shares issued and outstanding at December 31, 2013 and 2014	25	190
Additional paid-in capital	293,453	318,125
Accumulated deficit	(278,687)	(275,786)
Total stockholders' equity	14,791	42,529
Total liabilities and stockholders' equity	263,978	271,129

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2012	2013	2014
EXPENSES
General and administrative expenses	5,635	2,865	2,369
Foreign currency gains, net	59	23	(32)
Gain on sale of vessels	-	(1,591)	-
Operating loss	(5,694)	(1,297)	(2,337)
OTHER (EXPENSES) / INCOME
Interest and finance costs	(2,059)	(1,919)	(17)
Gain / (loss) on derivative financial instruments	24	(2)	3,877
Interest income	0	56	63
Other, net	688	(2)	-
Total Other (expenses)/income, net	(1,347)	(1,867)	3,923
Equity in earnings / (loss) of subsidiaries	(56,943)	4,571	1,310
Net Income / (loss)	(63,984)	1,407	2,896

(Loss)/earnings per common share, basic	(26.36)	0.58	0.22

(Loss)/earnings per common share, diluted	(26.36)	0.58	0.18

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

	December 31,
	2012	2013	2014
Net cash (used in) / provided by Operating Activities	(844)	32,633	(1,845)

Cash flows from Investing Activities
Investment in subsidiaries	-	(14,400)	(27,138)
Decrease/(increase) in restricted cash	788	164	(79)
Net proceeds from sale of fixed assets	56	50	-
Net cash provided by / (used in) Investing Activities	844	(14,186)	(27,217)
Cash flows from Financing Activities
Proceeds from debt	500	-	-
Principal payments of debt	(500)	(6,029)	-
Issuance of common stock	-	-	20,191
Follow-on offering issuance costs	-	-	(710)
Payment of financing costs	-	(2,837)	-
Net cash (used in)/provided by Financing Activities	-	(8,866)	19,481
Net increase / (decrease) in cash and cash equivalents	-	9,581	(9,581)
Cash and cash equivalents at beginning of year	-	-	9,581
Cash and cash equivalents at end of year	-	9,581	-

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

The Parent Company's subsidiaries made the following distributions to the Parent Company during the years ended December 31, 2012, 2013 and 2014:

	2012	2013	2014
Return on Investment	475	168	809
Return of Investment	-	62,766	-
Total cash from subsidiaries	475	62,934	809

The Parent Company is a guarantor under the loan outstanding at December 31, 2014. Refer to Note 11 to the consolidated financial statements.

The vessel-owning subsidiary company with the outstanding loan had restricted net assets amounting to $0 and $1,213 as of December 31, 2013 and 2014, respectively.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.