Form 20-F
period 2015-12-31
TOP SHIPS INC.
filed 2016-04-26
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock, par value $0.01 per share	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

After giving effect to the one-for-ten reverse stock split effected on February 22, 2016, as of December 31, 2015, 2,077,895 shares of Common Stock, par value $0.01 per share, were outstanding.

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

________ Item 17	________ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

TABLE OF CONTENTS

Page
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM 3.	KEY INFORMATION	2

ITEM 4.	INFORMATION ON THE COMPANY	22

ITEM 4A.	UNRESOLVED STAFF COMMENTS	34

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	34

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	49

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53

ITEM 8.	FINANCIAL INFORMATION	56

ITEM 9.	THE OFFER AND LISTING	56

ITEM 10.	ADDITIONAL INFORMATION	57

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	67

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	67

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	67

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	67

ITEM 15.	CONTROLS AND PROCEDURES	67

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	69

ITEM 16B.	CODE OF ETHICS	69

ITEM 16C.	PRINCIPAL AUDITOR FEES AND SERVICES	69

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	69

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	69

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	69

ITEM 16G.	CORPORATE GOVERNANCE	69

ITEM 16H.	MINE SAFETY DISCLOSURE	70

PART III

ITEM 17.	FINANCIAL STATEMENTS	70

ITEM 18.	FINANCIAL STATEMENTS	70

ITEM 19.	EXHIBITS	70

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

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

•	our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our future operating and financial results;

•	oil and chemical tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to take delivery of, integrate into our fleet, and employ the newbuildings we have on firm order or any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists;

•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;

•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values; and

•	and other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                      KEY INFORMATION

Unless the context otherwise requires, as used in this annual report, the terms "Company," "we," "us," and "our" refer to Top Ships Inc. and all of its subsidiaries, and "Top Ships Inc." refers only to Top Ships Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Throughout this annual report, the conversion from Euros, or €, to U.S. dollars, or $, is based on the U.S. dollar/Euro exchange rate of 1.093 as of December 31, 2015, unless otherwise specified.

A.           Selected Financial Data

The following table sets forth our selected historical consolidated financial information and other operating data as of and for the periods indicated, which have been derived from our historical audited consolidated financial statements. Our selected historical consolidated financial information and other operating data as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. The selected historical consolidated financial information and other operating data as of December 31, 2011, 2012 and 2013 and for the years ended December 31, 2011 and 2012 is derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

The information provided below should be read in conjunction with "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

Following the 10-for-1 reverse stock split effected on February 22, 2016, pursuant to which every ten common shares issued and outstanding were converted into one common share, all share and per share amounts disclosed throughout this Annual Report, in the table below and in our consolidated financial statements have been retroactively updated to reflect this change in capital structure. Please see "Item 4. Information on the Company—History and Development of the Company".

	Year Ended December 31,
U.S. Dollars in thousands, except per share data	2011	2012	2013	2014	2015
STATEMENT OF COMPREHENSIVE (LOSS)/INCOME
Revenues	79,723	31,428	20,074	3,602	13,075
Other income	872	-	-	-	-

Voyage expenses	7,743	1,023	663	113	370
Bareboat charter hire expense	2,380	-	-	-	5,274
Amortization of prepaid bareboat charter hire	-	-	-	-	1,431
Lease termination expense	5,750	-	-	-	-
Vessel operating expenses	10,368	814	745	1,143	4,789
Dry-docking costs	1,327	-	-	-	-
Management fees-third parties	439	-	-	-	-
Management fees-related parties	5,730	2,345	1,351	703	1,621
General and administrative expenses	15,364	7,078	3,258	2,335	2,983
Other operating (income)/loss	-	-	-	(861)	274
Loss/(gain) on sale of vessels	62,543	-	(14)	-	-
Vessel depreciation	25,327	11,458	6,429	757	668
Impairment on vessels	114,674	61,484	-	-	3,081
Gain on disposal of subsidiaries	-	-	(1,591)	-	-

Operating (loss)/income	(171,050)	(52,774)	9,233	(588)	(7,416)

Interest and finance costs	(16,283)	(9,345)	(7,443)	(450)	(719)
(Loss)/gain on derivative financial instruments	(1,793)	(447)	(171)	3,866	(392)
Interest income	95	175	131	74	-
Other (expense)/income, net	(81)	(1,593)	(342)	(6)	20

Net (loss)/income	(189,112)	(63,984)	1,408	2,896	(8,507)
Other comprehensive (loss)/income	-	-	-	-	-
Comprehensive (loss)/income	(189,112)	(63,984	1,408	2,896	(8,507)
(Loss)/Earnings per share, basic	$(2,099.70)	$(263.63)	$5.78	$2.23	$(4.21)
(Loss)/Earnings per share, diluted	(2,099.70)	$(263.63)	$5.76	$1.84	$(4.21)
Weighted average common shares outstanding, basic	90,066	242,708	243,736	1,295,811	2,019,235
Weighted average common shares outstanding, diluted	90,066	242,708	244,450	1,574,344	2,019,235

	As of December 31,
U.S. dollars in thousands, unless otherwise stated	2011	2012	2013	2014	2015
BALANCE SHEET DATA
Current assets	14,866	26,735	10,262	1,227	5,269
Total assets	296,373	211,415	27,868	75,575	75,330
Current liabilities, including current portion of long-term debt	219,690	193,630	8,605	9,334	18,274
Non-current liabilities	-	4,706	4,468	23,712	22,903
Total debt	193,749	172,619	-	19,419	25,550
Common stock	2	2	3	19	21
Stockholders' equity	76,684	13,079	14,795	42,529	34,153

FLEET DATA
Total number of vessels at end of period (including leased vessels)	7.0	7.0	0.0	1.0	3.0
Average number of vessels(1)	11.7	7.0	5.1	0.5	2.2
Total calendar days for fleet(2)	4,281	2,562	1,852	195	810
Total available days for fleet(3)	4,218	2,546	1,852	195	805
Total operating days for fleet(4)	4,180	2,544	1,852	195	796
Total time charter days for fleet	1,109	124	-	195	796
Total bareboat charter days for fleet	2,551	2,420	1,852	-	-
Total spot market days for fleet	520	-	-	-	-
Fleet utilization(5)	99.1%	99.92%	100.00%	100.00%	98.91%

Amounts in U.S. dollars
AVERAGE DAILY RESULTS
Time charter equivalent(6)	$17,220	$11,951	$10,484	$17,892	$15,961
Vessel operating expenses(7)	$2,422	$318	$402	$5,862	$5,914
General and administrative expenses(8)	$3,589	$2,763	$1,759	$11,974	$3,684

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

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-U.S. GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.

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

The following table reflects reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and calculation of the TCE rate.

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2011	2012	2013	2014	2015
On a consolidated basis
Revenues	$79,723	$31,428	$20,074	$3,602	$13,075
Less:
Voyage expenses	(7,743)	(1,023)	(663)	(113)	(370)
Time charter equivalent revenues	$71,980	$30,405	$19,411	$3,489	$12,705
Total operating days	4,180	2,544	$1,852	$195	796

Average Daily Time Charter Equivalent (TCE)	$17,220	$11,951	$10,484	$17,892	$15,961

B.           Capitalization and Indebtedness

Not Applicable.

C.           Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

The following risks relate principally to the industry in which we operate and our business in general. Any of these risk factors could materially and adversely affect our business, financial condition or operating results and the trading price of our common shares.

RISKS RELATED TO OUR INDUSTRY

The international tanker industry has historically been both cyclical and volatile and this may lead to reductions and volatility in our charter rates, our vessel values, our revenues, earnings and cash flow results.

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. A decline in charter hire rates will also likely cause the value of our vessels to decline. Changes in spot rates and time charters can similarly affect the revenues we will receive from operations, and can affect the value of our vessels, even if they are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels and changes in the supply and demand for oil, chemicals and other liquids our vessels will carry. Factors affecting the supply and demand for our vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in the tanker industry conditions are also unpredictable. Factors that influence demand for tanker vessel capacity include:

•	supply and demand for petroleum products and chemicals carried;

•	changes in oil production and refining capacity resulting in shifts in trade flows for oil products;

•	the distance petroleum products and chemicals are to be moved by sea;

•	global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production, armed conflicts and work stoppages;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather, natural disasters and other acts of God;

•	competition from alternative sources of energy, other shipping companies and other modes of transportation; and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	current and expected newbuilding orders for vessels;

•	the scrapping rate of older vessels;

•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of vessels;

•	the price of steel and vessel equipment;

•	technological advances in the design and capacity of vessels;

•	potential conversion of vessels for alternative use;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion;

•	the number of vessels that are out of service at a given time; and

•	changes in global petroleum and chemical production.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. While market conditions improved during 2015, continued volatility may reduce demand for transportation of oil, petroleum products and chemicals over longer distances and increase the supply of tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.

In the years following the financial crisis in 2008, the Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile, ranging from a high of 1,344 in 2014 to a low of 453 in 2009. In 2015, the BDTI reached a high of 1,070 and a low of 593. The Baltic Clean Tanker Index, or BCTI, has similarly been volatile since 2008, ranging from a high of 908 in 2011 to a low of 345 in 2009. In 2015, the BCTI reached a high of 848 and a low of 451. Although the BDTI and BCTI rose to 752 and 498, respectively, as of April 8, 2016, there can be no assurance that the crude oil and petroleum products charter market will increase further, and the market could again decline. This volatility in charter rates depends, among other factors, on (i) the demand for crude oil and petroleum products, (ii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iii) oil refining volumes, (iv) oil prices, and (v) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

A drop in charter rates could have a material adverse effect on our business, financial condition and results of operations. If the charter rates in the oil tanker market decline from their current levels, our future earnings may be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our loan agreements.

Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results.

The world economy continues to face a number of challenges such as turmoil and hostilities in the Middle East and other geographic areas and continuing economic weakness in the European Union and Asia Pacific Region. A deterioration in the global economy may cause a decrease in worldwide demand for certain goods and, thus, shipping. In the past, economic and governmental factors, together with concurrent declines in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, causing the price of our common shares to decline.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, has and may continue to exacerbate the effect on us of the slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2015 is estimated to be around 6.9%, the slowest growth rate in twenty-five years. China and other countries in the Asia Pacific region may continue to experience slow or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The European Union likewise has experienced relatively slow growth and has exhibited weak economic trends. Over the past seven years, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity, and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Since 2008, lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008.

Among other factors, we face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world.

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism and as a result, the European Stability Mechanism, or the ESM, was established in 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil, petroleum products and chemicals and consequently for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and may otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly to the shipping industry, due to the historically volatile values of vessels. The shipping industry, which is highly dependent on the availability of credit to finance and expand operations, has been and may continue to be negatively affected by this decline.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels will operate or are registered, which can significantly affect the operation of our vessels. These regulations include, but are not limited to the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Events such as the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although insurance covers certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

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

In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

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

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant adverse financial and operational impact on our business that we cannot predict with certainty at this time.

Our vessels may suffer damage due to the inherent operational risks of the tanker industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil or chemicals. An oil or chemical spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil and chemicals transported in such tankers.

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

In the case of bareboat chartered-out vessels, drydocking risks, expenses and loss of hire or freight revenue affect the bareboat charterer and not the shipowner, for the duration of the bareboat charter. In the case of our bareboat chartered-in vessels, drydocking risks, expenses and loss of hire or freight revenue affect us. Currently we do not employ any of our vessels on bareboat charters.

The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

The fair market value of our vessels may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the shipping industry;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	types, sizes and ages of vessels;

•	the availability of other modes of transportation;

•	supply and demand for vessels;

•	shipyard capacity;

•	cost of newbuildings;

•	price of steel;

•	governmental or other regulations; and

•	technological advances.

If we sell any vessel at a time when vessel prices have fallen, the sale price may be less than the vessel's carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment.  If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value in our financial statements and incur a loss and a reduction in earnings. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of Vessels."

An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in charter rates. As of April 8, 2016, newbuilding orders have been placed for an aggregate of approximately 13% of the existing global tanker fleet with the bulk of deliveries expected during 2016 to 2017.

An over-supply of oil tankers has already resulted in an increase in oil tanker charter hire rate volatility. If this volatility persists, we may not be able to find profitable charters for our vessels, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business, reputation and the market for our common stock.

During the year ended December 31, 2015, none of our vessels has called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan and Syria. However, from time to time on charterers' instructions, vessels in our fleet may call on such ports, despite provisions in our charters prohibiting charterers from calling on ports in countries that are subject to U.S., E.U. and United Nations sanctions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the E.U. announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 ("Implementation Day"), the United States joined the E.U. and the U.N. in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

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

The continuing conflicts between South and North Korea and in the Middle East, and the presence of the United States and other armed forces in Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain financing, to do so on terms unfavorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden, the Gulf of Guinea and increasingly in Southeast Asia, with tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.  If insurers or the Joint War Committee characterize the regions in which our vessels are deployed as "war risk" zones or "war and strikes" listed areas," respectively, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected and could adversely affect our business, operating results and financial condition.

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

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Despite recent lower fuel prices, fuel may become more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. When our vessels are under period employment, the fuel cost is borne by the charterer.

RISKS RELATED TO OUR COMPANY

If we are unable to obtain financing required to complete payments on our newbuildings, we may lose all or a portion of the payments previously made.

As of December 31, 2015, we have contracts for three newbuilding vessels. The newbuilding vessels are scheduled to be delivered in the first, second and third quarters of 2016, respectively, and we have approximately $69.5 million in remaining commitments. As of December 31, 2015, we had an unrestricted cash balance of $2.7 million and $11.1 million available under the unsecured revolving credit facility from Family Trading Inc., or Family Trading, a related party affiliated with the family of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis. As of the date of this annual report, we have signed a commitment letter for the financing of Hull No S414 (tbn M/T Stenaweco Excellence). However, we will need to incur additional borrowings or raise capital through the sale of additional equity or debt securities to fund the delivery installment for Hull S417 (tbn M/T Nord Valiant) and to acquire any additional vessels in the future. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to take delivery of our contracted newbuildings or acquire other newbuilding or secondhand vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due, which may result in a default under our construction contracts, or otherwise fail to take delivery of a vessel, we would be prevented from realizing potential revenues from this vessel, which could have a material adverse effect on our business, results of operations and financial condition.

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

As of the date of this annual report, we have entered into shipbuilding contracts for two newbuilding vessels scheduled to be delivered from Hyundai Mipo Dockyard Co., Ltd., or Hyundai Dockyard, in the second and third quarters of 2016, respectively. Newbuilding construction projects are subject to risks of delay inherent in any large construction project caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, bankruptcy or other financial crisis of the shipyard, a backlog of orders at the shipyard, or any other events of force majeure. A shipyard's failure to complete the project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results as we will continue to incur other costs to operate our business.

Our operating fleet consists of four MR product tankers, M/T Stenaweco Energy, M/T Stenaweco Evolution, M/T Eco Fleet and M/T Eco Revolution. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

As of the date of this annual report, our operating fleet consists of two bareboat chartered-in MR product tankers, the M/T Stenaweco Energy, and the M/T Stenaweco Evolution and two MR product tankers, the M/T Eco Fleet and the M/T Eco Revolution. Until the delivery of one or more of the newbuilding vessels for which we have contracted, which are scheduled to be delivered to us in the second and third quarter of 2016, respectively, or until we identify and acquire additional vessels, we will depend upon these vessels for all of our revenue. If these vessels are unable to generate revenue as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

In the future, we may enter into various contracts, including pooling arrangements, charter agreements, shipbuilding contracts and credit facilities. All of our revenues are currently derived from two charterers, Stena Weco A/S and BP Shipping Limited. Upon delivery of our two newbuildings under construction and unless we acquire additional vessels, we expect that the majority of our revenues will be derived from three charterers, Stena Weco A/S, BP Shipping Limited and Dampskibsselskabet NORDEN A/S. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The bareboat charters in connection with our sale and leaseback agreements contain restrictive covenants that may limit our liquidity and corporate activities, and could have an adverse effect on our financial condition and results of operations.

The bareboat charters in connection with the sale and leaseback agreements for the M/T Stenaweco Energy and the M/T Stenaweco Evolution contain, and any future sale and leaseback agreements we may enter into are expected to contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements that may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could also limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

Our bareboat charters in connection with the sale and leaseback agreements require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses, including the following:

•	maintain a consolidated leverage ratio of not more than 75%; and

•	maintain minimum free liquidity of $0.75 million per vessel and $0.5 million per bareboated chartered-in vessel.

As of December 31, 2015, we are in compliance with the consolidated leverage ratio and the minimum free liquidity covenants in our sale and leaseback agreements.

As a result of the restrictions in our bareboat charters in connection with our sale and leaseback agreements, or similar restrictions in our future sale and leaseback agreements, we may need to seek permission from the owners of our leased vessels in order to engage in certain corporate actions. Their interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest, which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenant requirements, could lead to defaults under our bareboat charters in connection with our sale and leaseback agreement or any future sale and leaseback agreements. If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, the current or future owners of our leased vessels, as appropriate, could retake possession of our vessels or require us to pay down our indebtedness to a level where we are in compliance with our covenants or sell vessels in our fleet. We could lose our vessels if we default on our bareboat charters in connection with the sale and leaseback agreements. The loss of our vessels would mean we could not continue to run our business.

Our credit facilities contain, and we expect that any new or amended credit facilities we may enter into will contain, restrictive covenants that limit, or may limit the future, our business and financing activities.

The operating and financial restrictions and covenants in our ABN Senior Credit Facility, or the ABN Facility, and any new or amended credit facility we enter into in the future, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.

For example, our ABN Facility requires the consent of our lenders to:

•	incur or guarantee indebtedness outside of our ordinary course of business;

•	charge, pledge or encumber our vessels;

•	change the flag, class, management or ownership of our vessels;

•	change the commercial and technical management of our vessels; and

•	sell or change the beneficial ownership or control of our vessels.

Additionally, it is an event of default under the ABN Facility if, among other things, without prior written consent from our lenders, (i) any member of Mr. Evangelos J. Pistiolis' family (either directly or through trusts or foundations) ceases to own less than 30% of our common shares, (ii) Mr. Evangelos J. Pistiolis ceases to be our Chairman and Chief Executive Officer, or (iii) our shares cease to be listed on Nasdaq.

The ABN Facility also requires us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times and also comply with the following financial covenants:

•	maintain a minimum free consolidated liquidity of at least $750,000 per collateralized vessel; and

•	maintain a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 0.75.

The ABN Facility further requires that we maintain an aggregate fair market value of the vessels in our fleet of at least 130% of the aggregate amount outstanding under each credit facility. The interest margin of the ABN Facility is 3.90%.

Our ability to comply with the covenants and restrictions contained in our current or future credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our current or future credit facilities, or if we trigger a cross-default contained in our current or future credit facilities, a significant portion of our obligations may become immediately due and payable. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our current and future credit facilities are and are expected to be secured by our vessels, and if we are unable to repay debt under our current or future credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The global economic downturn that occurred within the past several years had an adverse effect on vessel values, which may occur again if an economic slowdown arises in the future. If the estimated asset values of the vessels in our fleet decrease, such decreases may limit the amounts we can draw down under our future credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our current or future credit facilities. If funds under our current or future credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

To finance our fleet expansion program, we intend to incur additional indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2015, we had a total indebtedness of $25.6 million, excluding deferred finance fees. Additional indebtedness also increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of, our current indebtedness. Our current or future debt could also have other significant consequences. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•	require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;

•	limit our ability to raise additional financing on satisfactory terms or at all; and

•	adversely impact our ability to comply with the financial and other restrictive covenants of our current or future financing arrangements, which could result in an event of default under such agreements.

Furthermore, our current or future interest expense could increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our current or future debt, sell assets, borrow more money or sell more securities, and we cannot guarantee that the resulting proceeds therefrom, if any, will be sufficient to meet our ongoing capital and operating needs.

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

Our inability to re-charter our vessels and the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain financing, or receiving financing at a higher than anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.

The industry for the operation of tanker vessels and the transportation of oil, petroleum products and chemicals is highly competitive and we may not be able to compete for charters with new entrants or established companies with greater resources.

We will employ our tankers and any additional vessels we acquire in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil, petroleum products and chemicals can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.

A limited number of financial institutions hold our cash, including financial institutions located in Greece.

A limited number of financial institutions, including institutions located in Greece, hold all of our cash. Our cash balances have been deposited from time to time with banks in Monaco, Germany, Holland, United Kingdom and Greece amongst others. Of the financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. Our cash balances are not covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

As a result of the ongoing economic downturn in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be negatively affected.

Following the national elections in Greece in September 2015, the previous government has been kept in place. While the government announced its commitment to the European Union and the Euro, it is required to implement in return a new Memorandum of Understanding between Greece and the "Troika", comprised of the European Commission, the IMF and the ECB, including numerous austerity measures that could potentially result in increased taxation on shipping companies. These and related developments may have adverse effects on the Greek economy as well as the political and regulatory environment in Greece. While we believe that any resulting effects on managing our business and operations would be limited, it is possible that these developments could adversely affect our operations based in Greece.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc., or Central Mare, a related party affiliated with the family of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, and we have entered into agreements with Central Mare for the compensation of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis Ikonomou, our Executive Vice President, Chairman and Director; and Demetris Souroullas, our Chief Technical Officer. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Central Shipping Monaco SAM, which we refer to as our Fleet Manager or CSM, a related party affiliated with the family of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels and all other vessels we may acquire. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

When we enter into a time charter or bareboat charter, rates under that charter are fixed throughout the term of the charter. If the spot charter rates in the tanker shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our then existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our current or future loans or current leaseback obligations. If our current or future lenders choose to accelerate our indebtedness and foreclose their liens, or if the owners of our leased vessels choose to repossess vessels in our fleet as a result of a default under the sale and leaseback agreements, our ability to continue to conduct our business would be impaired.

An increase in operating costs could decrease earnings and available cash.

Vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If any vessels we have or will acquire suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash.

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

Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

We may expand our fleet through the acquisition of secondhand vessels. While we rigorously inspect previously owned or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year. In general, the costs to maintain a vessel in good operating condition increase with the age and type of the vessel. In the case of chartered-in vessels, we run the same risks.

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

We carry insurance for all vessels we acquire against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance (which includes environmental damage and pollution insurance coverage) and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes.

In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for the vessels we acquire. The insurers may not pay particular claims. Our insurance policies also contain deductibles for which we will be responsible as well as limitations and exclusions that may increase our costs or lower our revenue.

We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our Fleet Manager as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.

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

We believe that we were not a PFIC for our 2014 taxable year and our 2015 taxable year, and that we will not be a PFIC for our 2016 taxable year and subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ''passive income,'' and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. Although we have qualified for this statutory exemption in previous taxable years and have taken this position for U.S. federal income tax return reporting purposes and we believe to qualify for the 2015 taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of our common stock, owned in the aggregate 50% or more of the vote and value of such stock, and "qualified shareholders" as defined by the Treasury regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of common stock to preclude the shares in that closely-held block that are not so owned from representing 50% or more of the value of our common stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

Fluctuations in exchange rates could affect our results of operations because we generate a portion of our expenses in currencies other than U.S. dollars.

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly Euros. During 2015, approximately 6.34% of our expenses were in Euros and approximately 0.76% were in currencies other than the U.S. dollar or Euro. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular, the Euro. Should the Euro appreciate relative to the U.S. dollar in future periods, our expenses will increase in U.S. dollar terms, thereby decreasing our net income. We have not hedged these risks and therefore our operating results could suffer as a result.

RISKS RELATED TO OUR COMMON SHARES

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder's investment.

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq National Market, now the Nasdaq Global Select Market, which we refer to as Nasdaq. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2015, the closing price of our common shares experienced a high of $14.90 on January 12 and a low of $3.20 on December 22 and on December 31. On November 4, 2015, we received a notification of deficiency from Nasdaq stating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Global Select Market, with a grace period of 180 calendar days to regain compliance. We regained compliance on March 7, 2016, by affecting a one-for-ten reverse stock split of our common shares. On January 26, 2016, we received a notification of deficiency from Nasdaq stating that market value of our publicly-held shares fell below certain minimum requirements for listing on the Nasdaq Global Select Market, with a grace period of 180 calendar days to regain compliance. In addition, because the market price of our common shares has dropped below $5.00 per share, brokers generally prohibit shareholders from using such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. Furthermore, if the volatility in the market continues or worsens, it could have a further adverse effect on the market price of our common shares, regardless of our operating performance.

The market price of our common shares is affected by a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil and chemicals;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	market conditions in the shipping industry and the general state of the securities markets;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation;

•	a general or industry-specific decline in the demand for, and price of, shares of our common stock resulting from capital market conditions independent of our operating performance;

•	the loss of any of our key management personnel; and

•	our failure to successfully implement our business plan.

There may not be a continuing public market for you to resell our common shares.

Our common shares currently trade on the Nasdaq Global Select Market; however, an active and liquid public market for our common shares may not continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all.

Further, lack of trading volume in our stock may affect investors' ability to sell their shares. Our common shares have been experiencing low daily trading volumes in the market. As a result, investors may be unable to sell all or any of their shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.

Certain existing stockholders, who hold approximately 74.9% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

As of the date of this annual report, the Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, may be deemed to own all of the outstanding shares of Sovereign Holdings Inc., Epsilon Holdings Inc, Oscar Shipholding Ltd., Race Navigation Inc., Tankers Family Inc. and Family Trading, which in aggregate own approximately 74.9% of our outstanding common shares. In addition, the Lax Trust may be deemed to own 1,250,000 warrants to purchase 1,112,500 common shares at an exercise price of $2.80 per common share. Due to the number of shares that the Lax Trust may be deemed to own, it has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust or the family of Mr. Pistiolis may be different from your interests.

Shareholders may experience significant dilution as a result of future equity offerings or issuance if shares are sold at prices significantly below the price at which shareholders invested.

We may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, any exercise of our outstanding warrants issued in June 2014, or our 2014 Warrants, future vessel acquisitions, repayment of outstanding indebtedness, or our equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

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

Future issuance of common shares may trigger anti-dilution provisions in our outstanding warrants and affect the interests of our common shareholders.

The warrants we issued in June 2014 contain anti-dilution provisions that could be triggered by the issuance of common shares in a future offering, depending on their offering price. For instance, the issuance by us of common shares for less than $2.80 per common share, which is the current exercise price for the warrant shares of the 2014 Warrants, could result in an adjustment downward of the exercise price of the warrant shares of the 2014 Warrants and an increase in the number of shares each warrant is eligible to purchase. These adjustments could affect the interests of our common shareholders and the trading price for our common shares. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the then current exercise price of the warrant shares of the 2014 Warrants would result in similar adjustments.

Additionally, we value our 2014 Warrants liability at the closing of each fiscal quarter. If the market price of our common stock at the end of the relevant quarter is higher than the previous quarter or if the exercise price of our warrant shares decreases, there is a strong possibility that we will realize a non-cash loss attributable to the change in market value. Should the market price of our common stock rise, there is a strong possibility that our 2014 Warrants liability will increase, which could have a material adverse effect on our business, results of operations and financial condition.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under atypical jurisdiction in the United States.

Our corporate affairs are governed by our third amended and restated articles of incorporation and amended and restated by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

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

Our executive management team consists of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis Ikonomou, our Executive Vice President, Chairman and Director; and Demetris Souroullas, our Chief Technical Officer. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of our newbuilding vessels or any other vessels we acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party affiliated with the family of Mr. Pistiolis. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager's services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

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

Our Fleet Manager is a privately held company. The ability of our Fleet Manager to provide services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Fleet Manager's financial strength, and there may be limited publicly available information about its financial condition. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Manager, even though these problems could have a material adverse effect on us.

Our Fleet Manager may have conflicts of interest between us and its other clients.

We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of our newbuilding vessels or any other vessels we acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager may provide similar services for vessels owned by other shipping companies, and it also may provide similar services to companies with which our Fleet Manager is affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager's performance of its obligations to us, on the one hand, and our Fleet Manager's performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

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

In 2011, in connection with the early termination of the bareboat charter for the M/T Delos, we were required to pay a fee of $5.75 million, or the M/T Delos Termination Fee. As of December 31, 2012, $5.3 million of the M/T Delos Termination Fee was still outstanding. On January 1, 2013, we entered into an agreement with the owner of the M/T Delos to divide the outstanding amount of the M/T Delos Termination Fee into the following two tranches: "Tranche A" ($4.5 million) that would bear interest of 3% plus Libor and "Tranche B" ($0.8 million) that would not bear interest. This agreement provided for the repayment of Tranche A and Tranche B until 2017.

As of January 1, 2013, we had seven vessels in our fleet. On March 27, 2013, we entered into an agreement with an unrelated third party to sell the M/T UACC Sila for a contracted price of $26 million. The vessel was delivered to its new owners on April 30, 2013 and its respective debt was fully repaid.

On April 15, 2013, we received a notice from the charterer of the M/T Miss Marilena that it unilaterally reduced the daily rate payable to us from $14,400 to $11,500 for one year, beginning in April 2013, in violation of our charter agreement. As part of our agreement for securing the charterer's consent for the sale of the shipowning company of the M/T Miss Marilena to an affiliate of the AMCI Poseidon Fund LP, we mutually agreed to waive our claims on any outstanding hire balance.

On October 16, 2013, we sold the shipowning subsidiaries which owned the six remaining vessels of our fleet, or the 2013 Fleet, to an affiliate of the AMCI Poseidon Fund LP for aggregate cash consideration of approximately $173 million less approximately $135 million in debt and swap obligations of the shipowning companies that were assumed by the buyers. Following this sale, we did not own any operating vessels.

On December 5, 2013, we entered into a memorandum of agreement, or MOA, to acquire a 39,000 dwt newbuilding product/chemical tanker from an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding was scheduled for delivery from Hyundai Dockyard in the third quarter of 2015.

On December 16, 2013, we entered into an MOA to acquire a 50,000 dwt newbuilding product/chemical tanker with a time charter attached from an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding was scheduled for delivery from Hyundai Dockyard in the first quarter of 2015.

As of December 31, 2013, our fleet consisted of two newbuilding vessels under construction and scheduled for delivery in the first and third quarter of 2015.

On February 6, 2014, we agreed to cancel the MOA we had entered into in December 16, 2013 and entered into a new MOA to purchase a different 50,000 dwt newbuilding product/chemical tanker (the M/T Stenaweco Energy) with a time charter from an entity also affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, scheduled for delivery from Hyundai Dockyard in May 2014.

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

On March 19, 2014, we acquired five newbuilding vessels under construction, the M/T Stenaweco Evolution, the M/T Eco Fleet, the M/T Eco Revolution, Hull No. 414 (tbn M/T Stenaweco Excellence), and Hull No. 417 (tbn M/T Nord Valiant) through share purchase agreements we entered into with affiliates of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis and unrelated third parties. We acquired the shipbuilding contracts for these vessels for an aggregate purchase price of $43.3 million, paid as follows: $2.5 million in cash and $40.8 million in newly-issued common shares, issued at $70.00 per share. Concurrently with the share purchase agreements, we entered into an agreement to terminate the MOA we had previously entered into on December 5, 2013 and to apply the full amount of the deposit paid under the MOA, in the amount of $7.0 million, to reduce the purchase price under the share purchase agreements.

On April 2, 2014, our Board of Directors determined to affect a one-for-seven reverse stock split of our common shares. The reverse stock split was affected on April 21, 2014. As a result of the reverse stock split, the number of outstanding shares decreased to 8,309,989 shares and the par value of our common shares remained unchanged at $0.01 per share.

On June 11, 2014, we completed a public offering of 1,000,000 of our common shares and warrants to purchase 500,000 of our common shares at $20.00 per common share and $0.00001 per warrant (one warrant gave the right to purchase one common share). The warrants had an exercise price of $25.00 per share, are exercisable immediately, and will expire five years from the date of issuance. In addition, the underwriters partially exercised their overallotment option to purchase an additional 66,000 common shares and warrants to purchase 33,000 common shares (one warrant gave the right to purchase one common share). The gross proceeds from the offering were approximately $21.3 million. Race Navigation Inc., a company wholly-owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, purchased $5.0 million of the common shares and warrants in the public offering.

On June 20, 2014, we took delivery of the M/T Stenaweco Energy. We financed the payment of the final installment for the vessel by entering into a credit facility with Alpha Bank of Greece (the "Alpha Bank facility") for an amount of $20.1 million on June 19, 2014 and from the proceeds of our public equity offering.

On January 29, 2015 and March 31, 2015, agreements were consummated for the sale and leaseback of the M/T Stenaweco Energy and M/T Stenaweco Evolution, respectively. The sale and leaseback agreements were entered into with a non-related party and generated gross proceeds of $57 million. The vessels have been chartered back on a bareboat basis for seven years at a bareboat hire of $8,586 per day and $8,625 per day, respectively. In addition, we have the option to buy back each vessel from the end of year three up to the end of year seven at a purchase price depending on when the option is exercised. Indicatively, if the option is exercised at the end of year three, the purchase price of either one of the vessels will be $25.9 million. We treat the sale and leaseback of the abovementioned vessels as an operating lease.

On July 15, 2015, we took delivery of the M/T Eco Fleet. We financed the payment of the final installment for the vessel by entering into the ABN Facility under which we drew down $22.2 million.

On November 4, 2015, we received a notification from Nasdaq stating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Global Select Market, set forth in Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance is 180 calendar days from the date of the notice.  We regained compliance on March 7, 2016.

On December 23, 2015, we entered into an agreement with Family Trading, a company that is owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, pursuant to which, Family Trading lent us up to $15 million under an unsecured revolving credit facility in order to fund our newbuilding program and working capital relating to our operating vessels. This facility is repayable in cash no later than December 31, 2016, but we have the option to extend the facility's repayment up to December 31, 2017. Family Trading has also assumed liabilities of approximately $3.8 million that were immediately due, which related to the M/T Delos Termination Fee. As consideration for the assumption of these liabilities, Family Trading received 1,355,816 of our common shares on January 12, 2016. We have the right to buy back up to 60% of these shares at any time until December 31, 2016. As a result of the share issuance described above, the exercise price of our outstanding warrant shares was adjusted to $2.80 per warrant share (from $25.00 previously) and each warrant could buy 0.89 common shares instead of one.

On January 21, 2016, we took delivery of the M/T Eco Revolution. We financed the payment of the final installment for the vessel by drawing down $22.2 million from the ABN Facility.

On January 26, 2016, we received a notification from Nasdaq stating that because the market value of our publicly held shares for the previous 30 consecutive business days was below the minimum $5 million requirement for continued listing on the Nasdaq Global Select Market, we were not in compliance with Nasdaq Listing Rule 5450(b)(1)(C). The applicable grace period to regain compliance was 180 calendar days from the date of the notice.

On January 28, 2016, our Board of Directors determined to affect a one-for-ten reverse stock split of our common shares, which was authorized at our Annual Meeting of Shareholders held on December 23, 2015. The reverse stock split was effected on February 22, 2016. As a result of the reverse stock split, the number of outstanding shares decreased to 3,433,711 shares and the par value of our common shares remained unchanged at $0.01 per share.

On April 4, 2016, we signed a commitment letter with Norddeutsche Landesbank Girozentrale bank of Germany ("Nord LB") for a senior debt facility of up to $23.2 million to fund, in part, the delivery of Hull No S414 (tbn M/V Stenaweco Excellence) due in the second quarter of 2016. The credit facility remains subject to the agreement and the execution of customary legal documentation. The loan is expected to be payable in 28 consecutive quarterly installments of $0.5 million, commencing three months from draw down, and a balloon payment of $9.5 million payable together with the last installment. The credit facility is expected to bear interest at LIBOR plus a margin of approximately 3.44% and a commitment fee of 1% per annum payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter.

B.           Business Overview

            We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of the date of this annual report, our fleet consists of two chartered-in 50,000 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,000 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, and two 50,000 dwt product/chemical tankers scheduled for delivery from Hyundai Dockyard in the second and third quarter of 2016, respectively.

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

Our Fleet

The following tables present our fleet list as of the date of this annual report:

Chartered-in fleet:

Name	Deadweight	Charterer	Charter Duration	Gross Rate fixed period/ options
M/T Stenaweco Energy	49,737	Stena Weco A/S	4+1+1 years	$16,500 / $17,350 / $18,100
M/T Stenaweco Evolution	49,760	Stena Weco A/S	4+1+1 years	$16,200 (first 3 years) and $16,350 (4th year) / $17,200 / $18,000

Operating fleet:

Name	Deadweight	Charterer	Charter Duration	Gross Rate fixed period/ options
M/T Eco Fleet	39,208	BP Shipping Limited	3+1+1 years	$15,200 / $16,000 / $16,750
M/T Eco Revolution	39,208	BP Shipping Limited	3+1+1 years	$15,200 / $16,000 / $16,750

Newbuilding fleet:

Name	Deadweight	Expected Delivery	Charterer	Charter Duration	Gross Rate fixed period/ options
Hull No S414 (tbn Stenaweco Excellence)	50,000	Q2 2016	Stena Weco A/S	3+1+1 years	$16,200 / $17,200 / $18,000
Hull No S417 (tbn Nord Valiant)	50,000	Q3 2016	DS Norden A/S	5+1+1 years	$16,800 / $17,600 / $18,400

Management of our Fleet

Our Fleet Manager provides technical and commercial management services for our fleet and newbuilding supervision services for our two newbuilding vessels, and will provide all operational, technical and commercial functions relating to the chartering and operation of the later upon their delivery pursuant to a letter agreement. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements."

Crewing and Employees

As of the date of this annual report, our employees include our executive officers and a number of administrative employees whose services are provided according to an agreement with Central Mare. In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

The International Shipping Industry

The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India.

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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States. According to the International Energy Agency, global oil demand for 2015 has been revised as of December 2015 to 94.6 million barrels/day compared to 92.8 million barrels/day during 2014.

Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries. Between 2012 and 2014, it is estimated that 18 refineries, predominantly in OECD countries, with combined throughput of approximately 2.4 million barrels/day, ceased operations as a result of weak margins. Europe has been hit the hardest as the region's aging refineries have struggled to adjust to the lower demand and weaker profit margins that accompanied the economic slowdown. European refineries have also been hit by increased competition from newer refineries in the Middle East and Asia, which benefit from lower operating costs. It is estimated that refinery capacity in the Middle East and Asia combined increased by 2.2 million barrels/day in 2015. In 2016, a notable number of additional refineries are expected to start operations in the two regions. These new so-called super-refineries are expected to offset the lost refining capacity in OECD countries, which could have a positive impact on tonne-mile demand for product tankers as cargoes will be transported across longer distances.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, collision liabilities, damage to other third-party property, pollution arising from oil or other substances and wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or P&I Clubs. Cover is subject to the current statutory limits of liability and the applicable deductibles per category of claim. Our current protection and indemnity insurance coverage for pollution stands at $1.0 billion for any one event.

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

In 2012, the Marine Environment Protection Committee, MEPC, adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identify new products that fall under the IBC Code. In May 2014, additional amendments to the IBC Code were adopted and became effective in January 2016. These amendments pertain to the installation of stability instruments and cargo tank purging. In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme, CAS. These amendments, which became effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

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

Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018, which, depending on the outcome, could be deferred until January 1, 2025.

Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0%, which was further reduced to 0.10% as of January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs and effective January 1, 2014 the United States Caribbean Sea was designated an ECA. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans, SEEMPs, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile, as defined by the Energy Efficient Design Index, or EEDI.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency, or EPA, promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. Additionally, May 2013 SOLAS amendments, pertaining to emergency drills, entered into force in January 2015. The Convention on Limitation for Maritime Claims, LLMC, was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

In addition the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of April 19, 2016, 50 states had adopted the BWM Convention coming close to the 35% threshold. Notwithstanding the foregoing, the BWM Convention has not been ratified. Proposals regarding implementation have recently been submitted to the IMO, but we cannot predict the ultimate timing for ratification. Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange would become mandatory for our vessels. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the U.S. Coast Guard, or the USCG, adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement, or the BSEE, issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

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

The United States Environmental Protection Agency, or the EPA, regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or the NOI, at least 30 days before the vessel operates in United States waters. In March 2013 the EPA re-issued the VGP for another five years, and the new VGP took effect in December 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and the 2013 VGP contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet these standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

The USCG's revised ballast water standards are consistent with requirements under the BWM Convention. Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP.

We believe we are in compliance with the EPA and the USCG regulations that require vessels to treat ballast water before it is discharged, since all our vessels have, and our newbuildings will have, ballast water treatment systems.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions for ships.

As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements adopted by the IMO's Marine Environmental Protection Committee, or the MEPC, in July 2011 relating to greenhouse gas emissions. Currently operating ships are now required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session.  In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at E.U. ports from January 2018 collect and publish data on carbon dioxide emissions and other information.

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

International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements. Amendments to the MLC 2006 were adopted in 2014 and more amendments were proposed in 2016. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.

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

The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

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

Customers

Our customers include national, regional and international companies. We have historically derived a significant part of our revenue from a small number of charterers. In 2015, 97% of our revenue was derived from two charterers, Stena Weco A/S and BP Shipping Limited, which respectively provided 78% and 19% of our revenues. In 2014, 100% of our revenue was derived from three charterers, Stena Weco A/S, Emirates Ship Investment Company (ESHIPS) LLC and Newton Shipping Ltd, which respectively provided 73%, 15% and 12% of our revenues. However, revenue collected from Newton Shipping Ltd refers to older demurrage revenue for the vessel M/T Noiseless, due from 2007 (please see "Item 5.Operating And Financial Review And Prospects—A. Operating Results—Year on Year Comparison of Operating Results—Voyage Revenues"). We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions.

C.            Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. We own and charter-in our vessels (and expect to own our two newbuilding vessels) through wholly-owned subsidiaries that are incorporated in the Marshall Islands or other jurisdictions generally acceptable to lenders in the shipping industry. Our significant wholly-owned subsidiaries as of December 31, 2015 are listed in Exhibit 8.1 to this annual report on Form 20-F.

D.           Property, Plants and Equipment

For a list of the vessels of our fleet, please see "Item 4. Information on the Company—B. Business Overview —Our Fleet" above and for a description of our major encumbrances on our fleet please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities".

We do not own any real estate property.

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

In the shipping industry, economic decisions are based on vessels' deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consistent with industry practice, we use TCE rates because it provides a means of comparison between different types of vessel employment and, therefore, assists our decision-making process.

In evaluating our financial condition, we focus on the below measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel's present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil and oil products and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

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

Under a bareboat charter, the vessel is chartered for a stipulated period of time, which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage and operating costs are paid by the charterer.

As of the date of this annual report, we have bareboat chartered-in two product/chemical tankers and we own another two product/chemical tankers vessels. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

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

Charter Hire Expenses

Charter hire expenses include lease payments for vessels we charter-in. On January 29, 2015 and March 31, 2015, we concluded sale and leaseback agreements for the M/T Stenaweco Energy and M/T Stenaweco Evolution, respectively, with a duration of seven years.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and value added tax, or VAT, and other miscellaneous expenses for vessels that we own or lease under our operating leases. We analyze vessel operating expenses on a U.S. dollar per day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

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

Management Fees—Related Parties

As of March 31, 2014, we have outsourced to CSM all operational, technical and commercial functions relating to the chartering and operation of our vessels. We outsourced the above functions pursuant to a letter agreement between CSM and Top Ships Inc. and management agreements between CSM and our then vessel-owning subsidiaries on March 10, 2014. From July 1, 2010 until March 10, 2014, Central Mare was responsible for all of the chartering, operational and technical management of our fleet. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Mare Letter Agreement, Management Agreements, and Other Agreements."

General and Administrative Expenses

Our general and administrative expenses include executive compensation paid to Central Mare for the compensation of our executive officers and a number of administrative staff, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer as well as a number of administrative employees. For further information please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Mare Letter Agreement, Management Agreements, and Other Agreements" and "Item 18. Financial Statements—Note 6—Transactions with Related Parties."

General and administrative expenses are mainly Euro denominated, except for some legal fees and share-based compensation related expenses and are therefore affected by the conversion rate of the U.S. dollar versus the Euro.

Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our loans and credit facilities, which we include in interest and finance costs. We also incur finance costs in establishing those debt facilities which are deferred and amortized over the period of the respective facility. The amortization of the finance costs is presented in interest and finance costs.

Inflation

Inflation has not had a material effect on our expenses. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Lack of Historical Operating Data for Vessels before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement, or a novation agreement, with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate agreement between the vessel owner and the charterer.

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

None of the vessels acquired in 2014 gave rise to a recognition of any intangible asset or liability associated with these acquisitions.

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	charter rates and periods of charter hire for our tankers;

•	utilization of our tankers (earnings efficiency);

•	levels of our tanker's operating expenses and dry-docking costs;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

The following table depicts changes in the results of operations for 2015 compared to 2014 and 2014 compared to 2013.

	Year Ended December 31,			Change
				YE14 v YE13		YE15 v YE14
	2013	2014	2015	$	%	$	%
	($ in thousands)
Voyage Revenues	20,074	3,602	13,075	(16,472)	-82.1%	9,473	263.0%
Voyage expenses	663	113	370	(550)	-83.0%	257	227.4%
Bareboat charter hire expenses	-	-	5,274	-	-	5,274	100%
Amortization of prepaid bareboat charter hire	-	-	1,431	-	-	1,431	100%
Vessel operating expenses	745	1,143	4,789	398	53.4%	3,646	319.0%
Vessel depreciation	6,429	757	668	(5,672)	-88.2%	(89)	-11.8%
Management fees-related parties	1,351	703	1,621	(648)	-48.0%	918	130.6%
Other operating income / (loss)	-	(861)	274	(861)	-100.0	1,135	131.8%
General and administrative expenses	3,258	2,335	2,983	(923)	-28.3%	648	27.8%
(Gain)/Loss on sale of vessels	(14)	-	-	14	100.0%	-	-
Gain on disposal of subsidiaries	(1,591)	-	-	1,591	100.0%	-	-
Vessels impairment charge	-	-	3,081	-	-	3,081	100%
Expenses	10,841	4,190	20,491	(6,651)	-61.4%	16,301	389.0%
Operating income / (loss)	9,233	(588)	(7,416)	(9,821)	-106.4%	(6,828)	-1,161.2%
Interest and finance costs	(7,443)	(450)	(719)	6,993	94.0%	269	59.8%
(Loss)/Gain on derivative financial instruments	(171)	3,866	(392)	4,037	2360.8%	(4,258)	-110.1%
Interest income	131	74	-	(57)	-43.5%	(74)	-100.0%
Other, net	(342)	(6)	20	336	98.2%	26	433.3%
Total other (expenses) / income, net	(7,825)	3,484	(1,091)	11,309	144.5%	(4,575)	-131.3%
Net income/(loss)	1,408	2,896	(8,507)	1,488	105.7%	(11,403)	-393.8%

The table below presents the key measures for each of the years 2013, 2014 and 2015. Please see "Item 3. Key Information—A. Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.

	Year Ended December 31,			Change
	2013	2014	2015	YE14 v YE13	YE15 v YE14
				%	%
FLEET
Total number of vessels at end of period	0.0	1.0	3.0	100.0%	200.0%
Average number of vessels	5.1	0.5	2.2	-90.2%	340.0%
Total operating days for fleet under time charters	0.0	195	796	100.0%	308.2%
Total operating days for fleet under bareboat charters	1,852	0.0	0.0	-100.0%	0.0%
Average TCE ($/day)	10,484	17,892	15,961	70.6%	-10.8%

Year on Year Comparison of Operating Results

1.  Voyage Revenues

	Year Ended December 31,			Change
	2013	2014	2015	YE14 v YE13		YE15 v YE14
	($ in thousands)			$	%	$	%
Revenues	20,074	3,602	13,075	(16,472)	-82.1%	9,473	263.0%

2015 vs. 2014

During 2015, revenues increased by $9.5 million, or 263%, compared to 2014. This increase was due to the employment of M/T Stenaweco Evolution from April 4, 2015 that resulted in an increase in revenue of $4.3 million, the employment of M/T Eco Fleet from July 20, 2015 that resulted in an increase in revenue of $2.5 million and the full employment, throughout the year, of M/T Stenaweco Energy that resulted in an increase in revenue of $2.8 million, as opposed to approximately half a year for 2014. During 2015, we also collected a revenue claim from Marco Polo Seatrade B.V. relating to our sold vessels M/T Ionian Wave and M/T Tyrrhenian Wave that further increased revenue by another $0.4 million. These increases were offset by the absence of the demurrage revenue that amounted to $0.5 million for the vessel M/T Noiseless in 2014.

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

Expenses

1.	Voyage expenses

	Year Ended December 31,			Change
	2013	2014	2015	YE14 v YE13		YE15 v YE14
	($ in thousands)			$	%	$	%
Voyage Expenses	663	113	370	(550)	-83.0%	257	227.4%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

2015 vs. 2014

During 2015, voyage expenses increased by $0.3 million, or 227%, compared to 2014. This increase is primarily due to the fact that M/T Stenaweco Evolution started operating on March 31, 2015 and incurred voyage expenses of $0.1 million, M/T Eco Fleet started operating on July 15, 2015 and incurred voyage expenses, of $0.1 million and M/T Stenaweco Energy operated for the full year resulting in an increase in voyage expenses of $0.1 million (as opposed to 2014 when the M/T Stenaweco Energy operated for approximately half the year).

2014 vs. 2013

During 2014, voyage expenses decreased by $0.6 million, or 83%, compared to 2013. This decrease was due to the sale of our 2013 Fleet in the period from April to October 2013. Since in 2014 we had an average of 0.5 vessels we incurred only $0.1 million of voyage expenses, relating mainly to voyage commissions.

2.	Bareboat charter hire expenses

During 2015 we incurred bareboat charter hire expense of a total of $5.3 million: $2.9 million for M/T Stenaweco Energy, bareboat chartered since January 29, 2015, and $2.4 million for M/T Stenaweco Evolution, bareboat chartered since March 31, 2015.

3.	Amortization of prepaid bareboat charter hire

In 2015 we sold and bareboat chartered-in M/T Stenaweco Energy and M/T Stenaweco Evolution, resulting in a loss from the sale for both vessels amounting to $11.6 million, which are deferred and presented within "Prepaid Bareboat Charter Hire" to be amortized over the life of their respective leases / bareboat charters (please see "Item 18. Financial Statements—Note 7—Leases"). During 2015 we amortized $1.4 million of prepaid bareboat charter hire; $1.0 million for M/T Stenaweco Energy and $0.4 million for M/T Stenaweco Evolution.

4.	Vessel operating expenses

	Year Ended December 31,			Change
	2013	2014	2015	YE14 v YE13		YE15 v YE14
	($ in thousands)			$	%	$	%
Vessel Operating Expenses	745	1,143	4,789	398	53.4%	3,646	319.0%

2015 vs. 2014

During 2015, vessel operating expenses increased by $3.6 million, or 319%, compared to 2014 due to the fact that M/T Stenaweco Evolution started operating on March 31, 2015 that resulted in an increase in operating expenses of $1.6 million, M/T Eco Fleet started operating on July 15, 2015 that resulted in an increase in operating expenses of $1.0 million and M/T Stenaweco Energy operated for the full year, resulting in an increase in operating expenses of $1.0 million (as opposed to 2014 when the M/T Stenaweco Energy operated for approximately half the year).

2014 vs. 2013

During 2014, vessel operating expenses increased by $0.4 million, or 53%, compared to 2013 due to the fact that although we employed an average of 5.1 vessels in 2013 compared to an average of 0.5 vessels in 2014, all vessels in 2013 were operated under bareboat charters and the bareboat charterers incurred the vast majority of the operating expenses, whereas in 2014 we operated M/T Stenaweco Energy for approximately half the year on a time charter and incurred the operating expenses of the vessel.

5.	Vessel depreciation

	Year Ended December 31,			Change
	2013	2014	2015	YE14 v YE13		YE15 v YE14
	($ in thousands)			$	%	$	%
Vessel Depreciation	6,429	757	668	(5,672)	-88.2%	(89)	-11.8%

2015 vs. 2014

During 2015, vessel depreciation decreased by $0.1 million, or 12%, compared to 2014. This decrease was due to a $0.7 million decrease in the depreciation expense for M/T Stenaweco Energy due to the fact that we owned the vessel for one month in 2015, as opposed to approximately half the year in 2014. This decrease was offset by an increase of $0.6 million in depreciation expense for M/T Eco Fleet that started operating on July 15, 2015.

2014 vs. 2013

During 2014, vessel depreciation decreased by $5.7 million, or 88%, compared to 2013. This decrease was due to the sale of our 2013 Fleet in the period from April to October 2013. Since the first vessel in our new fleet was delivered on June 20, 2014 we have incurred only $0.8 million of depreciation expense in 2014.

6.	Management fees—related parties

	Year Ended December 31,			Change
	2013	2014	2015	YE14 v YE13		YE15 v YE14
	($ in thousands)			$	%	$	%
Management fees—related parties	1,351	703	1,621	(648)	-48.0%	918	130.6%

2015 vs. 2014

During 2015, management fees to related parties increased by $0.9 million, or 131%, compared to 2014. This increase was due to the fact M/T Stenaweco Evolution started operating on March 31, 2015 that resulted in an increase in management fees of $0.2 million, M/T Eco Fleet started operating on July 15, 2015 that resulted in an increase in management fees of $0.2 million and M/T Stenaweco Energy operated for the full year, as opposed to approximately half the year in 2014, resulting in an increase in management fees of $0.1 million. Furthermore, the performance incentive bonus to CSM increased by $0.2 million, management fees relating to reporting and accounting increased by $0.1 million and amortization of the shares awarded to CSM under our 2015 Stock Incentive Plan amounted to $0.1 million.

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

7.	Other operating income

During 2015 we wrote-off $0.7 million of accounts receivable that we estimated were not collectable relating to vessels sold in 2008. This expense was offset by a non-recurring gain of $0.3 million resulting from the write-off of a provisional operating expense we formed in 2010 to cover potential claims relating to a vessel sold in 2009 that as of December 31, 2015 was no longer required, as the time frame for our counterparty to claim these operating expenses had expired. The remaining difference of $0.1 million mainly related to write-offs of voyage expenses of sold vessels.

During 2014 we realized a non-recurring gain of $0.4 million from a favorable settlement of vessel sale commissions relating to the sale of M/T Ioannis P. and M/V Pepito in November 2011 and December 2011, respectively and another non-recurring gain of $0.5 million from a termination fee we charged ESHIPS for the termination of the charter of M/T Stenaweco Energy.

8.	General and administrative expenses

General and administrative expenses include executive compensation paid to Central Mare for the provision of our executive officers and a number of administrative staff, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve as our Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer, and other administrative employees. For further information, please see "Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Central Mare Letter Agreement, Management Agreements, and Other Agreements".

	Year Ended December 31,			Change
	2013	2014	2015	YE14 v YE13		YE15 v YE14
	($ in thousands)			$	%	$	%
General and Administrative Expenses	3,258	2,335	2,983	(923)	-28.3%	648	27.8%

2015 vs. 2014

During 2015, our general and administrative expenses increased by $0.6 million, or 28%, compared to 2014. This increase is mainly attributed to an increase of $0.7 million in manager and employee related expenses and an increase of $0.1 million in legal and consulting fees and expenses. These increases were offset by a decrease in other general and administrative expenses by $0.2 million.

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

9.	Gain on disposal of subsidiaries

On October 16, 2013, we sold the shipowning subsidiaries which owned the six vessels of our 2013 Fleet (namely M/T's Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party, for an aggregate cash consideration of $173 million less $135 million in debt and swap obligations of the shipowning companies that were assumed by the buyers. This transaction resulted in a gain of $1.6 million.

10.	Impairment of vessels

On January 29, 2015, in connection with the sale and leaseback of M/T Stenaweco Energy, we wrote down the vessel to its fair value, resulting in an impairment charge of $3.1 million (please see "Item 18. Financial Statements—Note 7—Vessels.").

11.	Interest and Finance Costs

	Year Ended December 31,			Change
	2013	2014	2015	YE14 v YE13		YE15 v YE14
	($ in thousands)			$	%	$	%
Interest and finance costs	(7,443)	(450)	(719)	6,993	94.0%	269	59.8%

2015 vs. 2014

During 2015, interest and finance costs increased by $0.3 million, or 60%, compared to 2014. This increase is mainly attributed to the increase of $0.5 million in amortization of finance fees (deferred charges) caused by the accelerated amortization of the arrangement fees of the Alpha Bank facility that we prepaid in January 2015 and the arrangement fees of the Atlantis Ventures facility that we paid in January 2015. This was offset by a $0.2 million decrease in loan interest expense, since in 2015 we capitalized the majority of our loan interest expense and allocated it to our vessels under construction.

2014 vs. 2013

During 2014, interest and finance costs decreased by $7.0 million, or 94%, compared to 2013. The decrease is due to the fact that until June 19, 2014 we had no indebtedness since we repaid the then outstanding loan from DVB Bank in April 2013, we transferred all of the senior debt outstanding of six remaining shipowning companies upon their sale in October 2013 to the buyer, AMCI Products Limited and all our bridge loans were also repaid in October 2013. The $0.5 million of interest and finance costs incurred in 2014 mainly relate to interest expense on the outstanding balance of the Alpha Bank facility for the financing of the vessel M/T Stenaweco Energy.

12.	(Loss)/Gain on derivative financial instruments

	Year Ended December 31,			Change
	2013	2014	2015	YE14 v YE13		YE15 v YE14
	($ in thousands)			$	%	$	%
(Loss)/Gain on Derivative Financial Instruments	(171)	3,866	(392)	4,037	2,360.8%	(4,258)	-110.1%

2015 vs. 2014

During 2015, fair value gain on derivative financial instruments decreased by $4.3 million, or 110%, mainly, compared to 2014 due to the loss of $4.5 million we recognized from the year end valuation of our outstanding warrants issued in connection with our follow-on offering that closed on June 11, 2014. This was offset by a $0.2 million reversal of a realized loss on swaps we incurred in 2013.

2014 vs. 2013

During 2014, fair value gain on derivative financial instruments increased by $4.0 million, or 2,361%, compared to 2013 mainly due to the recognition of a gain of $3.9 million derived from the valuation of our outstanding warrants issued in connection with our follow-on offering that closed on June 11, 2014.

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "—Critical Accounting Policies—Impairment of Vessels," we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

As of December 31, 2015, we believe that the basic charter-free market value of our owned vessel (M/T Eco Fleet) is higher than the vessel's carrying value.

Our estimates of basic charter-free market value assume that our vessel is all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

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

As we obtain information from various industry and other sources, our estimates of basic charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, actual results could differ from those estimates.

Our vessel is currently employed under long-term, at-the-market time charter. For more information, see "Item 4. Information on the Company—B. Business Overview—Our Fleet." We believe that in a sale of our vessel with its time charter attached, we would not receive either a premium or a discount over the vessel's charter-free market value.

We refer you to the risk factor entitled "The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future" and the discussion herein under the heading "Risks Related to Our Industry."

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

Impairment of vessels: We evaluate the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of our long lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans and overall market conditions. If there are indications for impairment present, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. During the past years and particularly during the period 2008 to 2009, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

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

During 2014 and 2015, because tanker values were increasing, we had no indicators of potential impairment and did not perform the undiscounted cash flow test. However, on January 29, 2015, in connection with and the sale and lease-back of M/T Stenaweco Energy and as per related U.S. GAAP sale and leaseback accounting guidance, prior to the sale, we wrote down the vessel to its fair value, resulting in an impairment charge of $3.1 million (please see "Item 18. Financial Statements—Note 7—Vessels.").

New accounting pronouncements: See "Item 18. Financial Statements—Note 2—Significant Accounting Policies –Recent Accounting Pronouncements."

B.           Liquidity and Capital Resources

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow, long-term borrowing, related party short-term borrowings and sale of vessels. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.

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

As of December 31, 2015, we had a total indebtedness of $25.6 million.

As of December 31, 2015, our cash balances amounted to $4.4 million, held in U.S. Dollar accounts, $1.8 million of which are classified as restricted cash.

Working Capital Requirements and Sources of Capital

As of December 31, 2015, we had a working capital deficit (current assets less current liabilities) of $13.0 million. This working capital deficit consisted of the following (figures in $ millions):

Total current assets	5.3
Current portion of debt	5.9
Other current liabilities	12.4
Total current liabilities	18.3
Working capital deficit	(13.0)
Less other material capital requirements for the coming 12 months (see analysis below):	(88.7)
Cash deficit (Working capital less other capital requirements)	(101.7)

Our material capital requirements in the twelve month period following December 31, 2015 are expected to be as follows (figures in $ millions):

Long term debt principal payments	2.0
Long term debt interest	0.9
Short term debt (related party) repayment	3.9
Short term debt (related party) interest	0.4
Operating leases	6.3
Termination fee payments for M/T Delos	3.8
Payments under management agreements	1.9
Vessel acquisitions	69.5
Total material capital requirements:	88.7

On April 4, 2016, we signed a commitment letter with Nord LB bank for a senior debt facility of up to $23.2 million to fund, in part, the delivery of Hull No S414 due in the second quarter of 2016. The credit facility remains subject to the agreement and the execution of customary legal documentation. The loan is expected to be payable in 28 consecutive quarterly installments of $0.5 million, commencing three months from draw down, and a balloon payment of $9.5 million payable together with the last installment. The credit facility is expected to bear interest at LIBOR plus a margin of approximately 3.44% and a commitment fee of 1% per annum payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter.

Our operating cash flow for 2016 is expected to increase compared to 2015, as we expect to generate more revenue from employing M/T Stenaweco Evolution and M/T Eco Fleet for the whole year as opposed to 2015 where we employed M/T Stenaweco Evolution for nine months and M/T Eco Fleet for approximately half the year. Furthermore, in 2016 we expect to generate revenues from the employment of the M/T Eco Revolution (which was delivered in the first quarter of 2016) and the employment of our two remaining newbuilding vessels due for delivery in the second and third quarter, respectively.

We expect to finance our capital requirements and our working capital deficit through the following:

a)	$22.2 million drawdown under our ABN Facility for the financing of M/T Eco Revolution in January 2016;
b)	$23.2 million expected drawdown under a senior secured credit facility for which we have signed a commitment letter with Nord LB bank for the financing of M/T Stenaweco Excellence;
c)	drawdowns under our unsecured revolving credit facility with Family Trading, which as of December 31, 2015 had an undrawn balance of $11.1 million;
d)	cash from operations; and
e)	if required, cash from sale of vessels and other sources such as funds from our major shareholder.

Furthermore, we believe that we will be able to obtain financing for our last newbuilding vessel, Hull No S417 (tbn M/V Nord Valiant), due for delivery in the third quarter of 2016. Finally, on January 12, 2016, Family Trading assumed the outstanding balance of the Delos Termination Fee that amounted to $3.8 million, thus reducing by the same amount our working capital deficit.

Cash Flow Information

Unrestricted cash and cash equivalents were $0 million and $2.7 million as of December 31, 2014 and 2015 respectively.

Net Cash From Operating Activities.

Net cash used in operating activities increased by $1.4 million, or 50%, for 2015 to $(1.4) million, compared to $(2.8) million for 2014. Net cash provided by / (used in) operating activities decreased by $5.9 million, or 190%, for 2014 to $(2.8) million, compared to $3.1 million for 2013.

In determining net cash provided by / (used in) operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, vessel impairment charges, gains and losses from sales of vessels and subsidiary companies and unrealized gains and losses on derivative financial instruments.

Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2015 totaled $6.6 million. This consisted mainly of $3.1 million of impairment charges; $1.4 million of amortization of prepaid bareboat charter hire; $0.9 million of depreciation expenses; $0.6 million unrealized loss from the valuation of derivative financial instruments; $0.5 million of amortization and write offs of deferred financing costs; and $0.1 million relating to share-based compensation. The cash inflow from operations resulted mainly from a $0.2 million decrease in current assets and a $0.3 million increase in current liabilities.

Non-cash adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2014 totaled $(3.5) million. This consisted mainly of $0.9 million of depreciation expenses. These adjustments were partially offset by a $4.4 million gain from the valuation of derivative financial instruments. The cash outflow from operations resulted mainly from a $0.6 million increase in current assets and a $1.5 million decrease in current liabilities.

Non-cash adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2013 totaled $5.0 million. This consisted mainly of the following adjustments: $6.8 million of depreciation expenses; $1.8 million of amortization of deferred finance fees; and $0.3 million relating to share-based compensation. These adjustments were partially offset by a $2.3 million gain from the valuation of derivative financial instruments and a $1.6 million gain from disposal of subsidiaries. The cash inflow from operations resulted mainly from a $1.0 million decrease in current assets and a $4.3 million decrease in current liabilities.

Net Cash From Investing Activities.

Net cash used in investing activities during 2015 was $0.8 million, consisting of $53.4 million cash paid for vessel under construction and a $1.6 million increase in restricted cash. These were partially offset by $54.2 million in net proceeds from the sale of M/T Stenaweco Energy and M/T Stenaweco Evolution.

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

Net Cash From Financing Activities.

Net cash provided by financing activities for 2015 was $4.9 million, consisting of $28.3 million of proceeds from debt ($22.2 million from the ABN Facility, $2.3 million from the Atlantis Facility and $3.8 million from the Family Trading Facility (defined below)). These were partially offset by $21.7 million of prepayment of the Alpha Bank and Atlantis Ventures facilities, $1.0 million of payments for financing costs, $0.5 million of scheduled debt repayments and by $0.2 million of issuance costs relating to the follow-on offering we priced on June 6, 2014.

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

Debt Facilities

a)            Alpha Bank Facility

On June 19, 2014, our subsidiary entered into a senior secured facility with Alpha Bank A.E. of Greece for $20.1 million. The credit facility was entered into for the financing of the vessel M/T Stenaweco Energy and was repayable in 20 consecutive semi-annual installments of $0.7 million each, commencing November 28, 2014 plus a balloon installment of $6.0 million payable together with the last installment in May 2024. The facility bore interest at LIBOR plus a margin of 3.75%. On January 29, 2015, we repaid this facility in full with a portion of the proceeds from the sale of the M/T Stenaweco Energy (see "Item 18. Financial Statements—Note 11—Long term debt."). As of December 31, 2014 and 2015, the outstanding balance under this facility was $20.1 and $0 million, respectively.

b)            Atlantis Ventures Facility

On January 2, 2015, we entered into an unsecured credit facility with Atlantis Ventures Ltd, a related party affiliated with the family of our Chief Executive Officer, for $2.3 million that was used to pay the penultimate shipyard installment for Hull No S407 (subsequently renamed M/T Stenaweco Evolution). We had undertaken to repay the loan within 12 months of its receipt. The drawdown of the loan took place on January 5, 2015 and the loan was repaid on January 30, 2015. The loan bore interest at a rate of 8% per annum, with the first six months being interest-free (see "Item 18. Financial Statements—Note 11—Long term debt.").

c)            ABN Facility

On July 9, 2015, we entered into the ABN Facility for up to $42.0 million to partly finance the vessels M/T Eco Fleet and M/T Eco Revolution. The facility was subsequently amended on September 28, 2015 to increase the borrowing limit to $44.4 million ($22.2 million per vessel). The ABN Facility is repayable in 12 consecutive quarterly installments of $0.5 million each and 12 consecutive quarterly installments of $0.4 million each, commencing on October 13, 2015 for the M/T Eco Fleet and on April 15, 2016 for the M/T Eco Revolution plus a balloon installment of $11.4 million payable together with the last installment in July 2021 and in January 2022, respectively, for each vessel. The facility bears interest at LIBOR plus a margin of 3.9%. As of December 31, 2015, the outstanding balance of the ABN Facility was $21.7 million (see "Item 18. Financial Statements—Note 11—Long term debt.").

The ABN Facility contains various covenants, including (i) an asset cover ratio of 130%, (ii) a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $0.8 million per collateralized vessel. Additionally, the ABN Facility contains restrictions on our and our shipowning subsidiaries ability to incur further indebtedness or guarantees. It also restricts us and our shipowning companies from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

Additionally, it is an event of default under the ABN Facility if, among other things, without prior written consent from our lenders, (i) any member of Mr. Evangelos J. Pistiolis' family (either directly or through trusts or foundations) ceases to own less than 30% of our common shares, (ii) Mr. Evangelos J. Pistiolis ceases to be our Chairman and Chief Executive Officer, or (iii) our shares cease to be listed on Nasdaq.

The ABN Facility is secured as follows:

•	First priority mortgage over the M/T Eco Fleet and the M/T Eco Revolution;
•	Assignment of insurance and earnings of the mortgaged vessels;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiaries; and
•	Pledge over the earnings account of the vessels.

As of the date of this annual report, we are in compliance with the covenants contained in the ABN Facility.

d)            Family Trading Facility

On December 23, 2015, we entered into an unsecured revolving credit facility with Family Trading Inc, or the Family Trading Facility, a related party affiliated with the family of our Chief Executive Officer, for up to $15 million to be used to fund our newbuilding program and working capital relating to our operating vessels (see "Item 18. Financial Statements—Note 11—Long term debt."). This facility is repayable in cash no later than December 31, 2016, but we have the option to extend the facility's repayment up to December 31, 2017. This facility bears a fixed interest of 9%. We drew down $1.9 million and $2.0 million under the Family Trading Facility on December 24, 2015 and December 31, 2015, respectively. The balance of the Family Trading facility as of December 31, 2015 was $3.9 million.

Operating Leases

a)            M/T Delos Bareboat Lease

On October 1, 2010, we entered into a bareboat charter agreement to lease the M/T Delos until September 30, 2015, at an average daily rate of $5,219. The charter agreement included the option for the charterers to purchase the M/T Delos at the end of the five year charter period. The bareboat charter agreement was accounted for as an operating lease. We terminated this agreement on October 15, 2011 by agreeing to pay a termination fee of $5.75 million. On January 1, 2013, we entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 that amounted to $5.31 million was divided into the following two tranches: "Tranche A" ($4.5 million) that bears an interest of 3% plus Libor and "Tranche B" ($0.8 million) that is interest free. This agreement provided for the repayment of Tranche A and Tranche B according to the following schedule.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2016	1.5	-
2017	1.5	0.8
Total	3.0	0.8

On December 10, 2015, the owner of M/T Delos notified us that the outstanding balance of the Termination Fee was immediately due and payable since the payment of a number of installments had been delayed and, therefore, the total termination fee outstanding as at December 31, 2015, is presented as a current liability. As of December 31, 2015, the termination fee outstanding was $3.8 million.

On January 12, 2016, Family Trading assumed the outstanding balance of the M/T Delos termination fee amounting to $3.8 million and the owner of M/T Delos agreed to release us from the obligation. As consideration for the assumption of this liability, Family Trading received 1,355,816 of our common shares. We retain the right to buy back up to 60% of these shares at any time until December 31, 2016. (see "Item 7. Shareholders and Related Party Transactions—B. Related Party Transactions—Assumption of Delos Termination Fee").

b)            M/T's Stenaweco Energy and Stenaweco Evolution

On January 29, 2015 and March 31, 2015, we sold and leased back M/T Stenaweco Energy and M/T Stenaweco Evolution, respectively. The sale and leaseback agreements were entered into with a non-related party and generated gross proceeds of $57 million. The vessels have been chartered back on a bareboat basis for seven years at a rate of $8,586 per day and $8,625 per day, respectively. In addition, we have the option to buy back each vessel from the end of year three up to the end of year seven at a purchase prices stipulated in the bareboat agreement depending on when each option is exercised.

The abovementioned sale and leaseback transactions contain customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. Finally, as a consequence of the sale and leaseback agreements, we must maintain a consolidated leverage ratio of not more than 75% and maintain minimum free liquidity of $0.75 million per vessel and $0.50 million per bareboated chartered-in vessel. As of December 31, 2015, we are in compliance with the consolidated leverage ratio and the minimum free liquidity covenants.

We have treated each sale and leaseback of the abovementioned vessels as an operating lease (please see "Item 18. Financial Statements—Note 7—Leases.").

Future minimum lease payments:

Our future minimum lease payments required to be made after December 31, 2015, relating to the existing at December 31, 2015 bareboat chartered-in vessels M/T Stenaweco Energy and M/T Stenaweco Evolution are as follows:

Year ending December 31,	Bareboat Charter Lease Payments ($ millions)
2016	6.3
2017	6.3
2018	6.3
2019	6.3
2020	6.3
2021 and thereafter	7.3
Total	38.8

 C.          Research and Development, Patents and Licenses, Etc.

Not applicable.

D.          Trend Information

For industry trends, refer to industry disclosure under "Item 4. Information on the Company—B. Business Overview."

E.          Off-Balance Sheet Arrangements

None.

F.          Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2015 in millions of U.S. dollars:

		Payments due by period
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) (i) Long term debt A	$21.7	$2.0	$4.0	$3.1	$12.6
(ii) Interest B	$3.8	$0.9	$1.5	$1.2	$0.2
(2) (i) Short term debt C	$3.9	$3.9	-	-	-
(ii) Interest D	$0.4	$0.4	-	-	-
(3) Operating leases E	$38.8	$6.3	$12.6	$12.6	$7.3
(4) Termination fee payments for M/T Delos F	$3.8	$3.8	-	-	-
(5) Vessel management fees to CSM G	$6.7	$1.9	$4.3	$0.5	-
(6) Vessel acquisitions H	$69.5	$69.5	-	-	-
Total	$148.6	$88.7	$22.4	$17.4	$20.1

A.
Relates to the principal repayments of $22.2 million under our ABN Facility for M/T Eco Fleet. On January 15, 2016, we drew down the second tranche of the ABN Facility ($22.2 million) to finance the delivery installment of M/V Eco Revolution. Adding the effect of this second tranche, our contractual obligations for repayment of long term debt would be $3.5 million in less than one year, $8.2 million in one to three years, $6.3 million in three to five years and $25.9 in more than five years (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").

B.
Relates to estimated interest payments on the $22.2 million drawn down under our ABN Facility for M/T Eco Fleet, based on our average outstanding debt. We have assumed an interest rate of 4.5% going forward (fixed margin of 3.9% plus a LIBOR estimate of 0.6%). Adding the effect of the abovementioned second tranche of the ABN Facility, our estimated interest payments would be $1.6 million in less than one year, $3.2 million in one to three years, $2.6 million in three to five years and $0.7 in more than five years (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").

C.
Relates to the principal repayments under the Family Trading Facility, assuming no further drawdowns and no extensions (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").

D.
Relates to estimated interest payments under the Family Trading Facility, assuming no further drawdowns and no extensions (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").

E.	Relates to the bareboat hire payable for M/T Stenaweco Energy and M/T Stenaweco Evolution.
F.
Relates to the termination fee payable to the owner of the M/T Delos. On January 12, 2016, Family Trading agreed to assume the M/T Delos termination fee and the owner of M/T Delos agreed to release us from the obligation and, hence, as of the date of this report we have no contractual commitments in relation to the M/T Delos termination fee (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Leases").

G.
Relates to our obligation for monthly management fees under our new letter agreement with CSM for all the vessels in our fleet. These fees also cover the provision of services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under SEC and NASDAQ rules as well as newbuilding supervision services. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements."

H.
Relates to the remaining installments for the acquisition of our three newbuilding vessels in 2016. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Newbuilding Acquisitions".

Other Contractual Obligations:

We incur monthly management fees under our new letter agreement with CSM for all the vessels in our fleet. These fees also cover the provision of services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under Commission and NASDAQ rules as well as newbuilding supervision services. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements."

We also entered into separate agreements with Central Mare, a related party affiliated with the family of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, pursuant to which Central Mare furnishes our four executive officers. These agreements were entered into in exchange for terminating prior employment agreements. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Mare Letter Agreement, Management Agreements, and Other Agreements."

Other major capital expenditures will include funding the maintenance program of regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels and chartered in vessels, as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that vessels that are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey dry-docking and that such vessels are to be dry-docked every five years. Vessels 15 years or older are required to undergo drydock intermediate survey every 2.5 years and not use in-water surveys for this purpose. The abovementioned capital expenditures are not borne by us when our vessels are employed on bareboat charters.

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

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	43	Director, President, Chief Executive Officer
Vangelis G. Ikonomou	51	Director, Executive Vice President and Chairman of the Board
Alexandros Tsirikos	42	Director, Chief Financial Officer
Demetris P. Souroullas	53	Chief Technical Officer
Konstantinos Karelas	43	Independent Non-Executive Director
Alexandros G. Economou	44	Independent Non-Executive Director
Per Christian Haukenes	41	Non-Independent Non-Executive Director
Paolo Javarone	44	Independent Non-Executive Director

Biographical information with respect to each of our directors and executives is set forth below.

Evangelos J. Pistiolis founded our Company in 2000, is our President and Chief Executive Officer, and has served on our Board of Directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999, where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day-to-day operations of a small fleet of drybulk vessels. From 1994 through 1995, he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

Vangelis G. Ikonomou is our Executive Vice President and Chairman and has served on our Board of Directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a bachelor's degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos is a U.K. qualified Chartered Accountant (ACA) and has been employed with Top Ships Inc. since July 2007 as our Corporate Development Officer. Prior to joining Top Ships Inc., Mr. Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team, thereby drawing experience both from consulting as well as auditing. As a member of PwC's Advisory team, he lead and participated in numerous projects in the public and the private sectors, including strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the PwC's Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master's of Science in Shipping Trade and Finance from City University of London and a bachelor's degree with honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.

Demetris P. Souroullas is our Chief Technical Officer and has been with the Company since 2007. Prior to joining the Company, from 2001 until 2007 Mr. Souroullas was the Chief Executive Officer of the fleet of Admibros Shipmanagement Co. Ltd and the Technical and General Manager of LMZ Transoil Shipmanagement S.A. Mr. Souroullas also previously worked with the Cyprus Bureau of Shipping where he started in 1988 as a Surveyor and left in 2001 as the Head of Classification. Mr. Souroullas holds a Masters degree in Naval Architecture from the University of Newcastle upon Tyne, and a bachelor's degree in Maritime Technology from the University of Wales Institute of Science and Technology.

Konstantinos Karelas has served on our Board of Directors and has been member of the Audit Committee since April 2014. Since 2008, Mr. Karelas has served as the President and CEO of Europe Cold Storages SA, one of the leading companies in the field of refrigeration logistics.

Alexandros G. Economou has served on our Board of Directors and has been member of the Audit Committee since April 2014. Mr. Economou is a member of the Cyprus Bar Association and the New York Bar. He holds an honors LLB degree from the University of Sheffield, an MA degree in Politics and Contemporary History from the London Guildhall University and an LL.M. degree in International Legal Studies from New York University School of Law. Mr. Economou is presently a partner in Chrysses Demetriades & Co. LLC, one of the leading law firms in Cyprus. He has also worked as a visiting attorney with Norton Rose in Brussels and London.

Per Christian Haukenes has served on our Board of Directors since September 1, 2014. Since 2013, Mr. Haukenes was one of the founding partners of Navis Finance AS, a corporate advisory firm in Norway. Prior to that, Mr. Haukenes was the Head of Shipping and Rig Corporate Department of Platou Markets ASA. From 2005 to 2009, Mr. Haukenes worked for Pareto Securities AS, where he originated a new division to provide ship owners with full range of corporate services. Prior to joining Pareto, Mr. Haukenes worked for Fearnleys and Imarex ASA in Norway and Adcore Management Consulting in San Francisco, California. Currently Mr. Haukenes is heading Bravo Capital, an investment and consulting boutique based in Norway. Mr. Haukenes holds a Master's degree in Business and Administration from Norway (Sivilokonom) and a bachelor's degree in Finance from University of San Francisco.

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

B.           Compensation

During the fiscal year ended December 31, 2015, we paid to the members of our senior management and to our director's aggregate compensation of $1.6 million. We do not have a retirement plan for our officers or directors.

On September 1, 2010, we entered into separate agreements with Central Mare, pursuant to which Central Mare furnishes our four executive officers as described below.

Under the terms of the agreement for the provision of our Chief Executive Officer, we are obligated to pay annual base salary and a minimum cash bonus. The initial term of the agreement expired on August 31, 2014 and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

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

Under the terms of the agreement for the provision of our Executive Vice President and Chairman, we are obligated to pay annual base salary and additional incentive compensation as determined by the Board of Directors. The initial term of the agreement expired on August 31, 2011 and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

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

Under the terms of the agreement for the provision of our Chief Financial Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2012, and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Chief Financial Officer is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination. In the event of a change of control, our Chief Financial Officer is entitled to receive a cash payment equal to three years' annual base salary and 785 of our common shares. The agreement also contains death and disability provisions. In addition, our Chief Financial Officer is subject to non-competition and non-solicitation undertakings.

Under the terms of our agreement for the provision of our Chief Technical Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2011, however the agreement is being automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control, the Chief Technical Officer is entitled to receive a cash payment equal to three years' annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

Equity Incentive Plan

In April 2005, our Board of Directors adopted our 2005 Stock Incentive Plan, which was amended and restated in December 2009, or the Amended and Restated 2005 Plan, under which our officers, key employees and directors were eligible to receive grants of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors. The number of common shares reserved for issuance under the Amended and Restated 2005 Plan was 5,714.

On February 12, 2013, we granted 714 shares to our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which were issued to Sovereign, a company wholly owned by him. The shares vested six months from the date of grant. However, as the shares granted to Mr. Pistiolis did not contain any future service vesting conditions, all such shares were considered vested shares on the grant date. The fair value of each share on the grant date was $73.5.

On September 26, 2013, we granted 1,285 shares to two of our officers. The shares vested six months from the date of grant. However, as these shares did not contain any future service vesting conditions, all such shares were considered vested shares on the grant date. The fair value of each share on the grant date was $131.6.

On December 18, 2013, we granted 714 shares to our President, Chief Executive Officer and Director, Evangelos J. Pistiolis which were issued on January 17, 2014 to Sovereign, a company wholly owned by him. The shares vested six months from the date of grant. However, as the shares granted to Mr. Pistiolis did not contain any future service vesting conditions, all such shares were considered vested shares on the grant date. The fair value of each share on the grant date was $112.00.

The Amended and Restated 2005 Plan expired in April 2015.

On April 15, 2015, our Board of Directors adopted the 2015 Stock Incentive Plan, or the 2015 Plan, under which our directors, officers, key employees as well as consultants and service providers may be granted non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other-equity based-related awards. A total of 190,000 common shares were reserved for issuance under the 2015 Plan, which is administered by the Compensation Committee of the Board of Directors.

On April 15, 2015, we granted 183,000 restricted shares to Central Mare under the 2015 Plan. The shares will vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $10.90.

On June 30, 2015, 22,875 shares of the 2015 Plan vested. The fair value of each share on the vesting date was $10.30.

C.           Board Practices

Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have three executive directors, three independent non-executive directors and one non- independent non-executive director. The term of our Class I directors, Konstantinos Karelas, Per Christian Haukenes and Evangelos J. Pistiolis expire at the annual general meeting of shareholders in 2017. The term of our Class II directors, Paolo Javarone and Alexandros Economou, expire at the annual general meeting of shareholders in 2018. The term of our Class III directors, Alexandros Tsirikos and Vangelis G. Ikonomou, expire at the annual general meeting of shareholders in 2016.

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

Our compensation committee and nominating and governance committees are currently composed of the following three members: Konstantinos Karelas, Alexandros Economou and Paolo Javarone. The compensation committee carries out the Board of Directors' responsibilities relating to compensation of our executive and non-executive officers and provides such other guidance with respect to compensation matters as the committee deems appropriate. The nominating and governance committee assists the Board of Directors in: (i) identifying, evaluating and making recommendations to the Board of Directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill vacancies in the Board of Directors; (ii) developing and recommending to the Board of Directors a set of corporate governance guidelines and principles applicable to the Company; and (iii) reviewing the overall corporate governance of the Company and recommending improvements to the Board of Directors from time to time.

As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. domestic companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the Nasdaq Global Select Market, please see Item 16G of this Annual Report.

D.           Employees

We have only one direct employee while our four executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. During 2013, 2014 and 2015, our wholly-owned subsidiary, Top Tanker Management, employed on average 2, 1 and 1 employees, respectively, all of whom are shore-based. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2013, 2014 and 2015, we employed 0, 23 and 68 sea going employees, indirectly through our sub-managers.

E.           Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

ITEM 7.                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of April 19, 2016, held by: (i) each person or entity that we know beneficially owns 5% or more of our common stock; (ii) each of our executive officers, directors and key employees; and (iii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of December 31, 2015, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held. The following information gives effect to a one-for-ten reverse stock split of our common shares effected on February 22, 2016.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class
Lax Trust (2)	2,660,237	74.9%
ALJ Capital Management, LLC (3)	250,000	7.0%
Vangelis G. Ikonomou	*	*
Alexandros Tsirikos	*	*
Demetris P. Souroullas	*	*
Executive Officers and Directors as a Group	2,661,688	74.9%
_________
*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Top Ships Inc., 1 Vasilisis. Sofias and Megalou Alexandrou Str., 15124 Maroussi, Greece.

(2)
The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. This information is derived from Schedule 13D/A filed with the SEC on January 21, 2016. Subsequent to the abovementioned filing, on February 25, 2016, pursuant to an award we issued 68,674 restricted common shares to Sovereign Holdings Inc, a company that may be deemed to be owned by the Lax Trust.

(3)	This information is derived from Schedule 13G filed with the SEC on February 17, 2015.

As of April 20, 2016, we had 11 shareholders of record, four of which were located in the United States and held an aggregate of 1,142,009 shares of our common stock, representing 32.15% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., which held 1,142,006 shares of our common stock as of April 20, 2016. We believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.           Related Party Transactions

Please see "Item 18. Financial Statements—Note 6—Transactions with Related Parties."

Newbuilding Acquisitions

On December 5, 2013, we entered into an MOA with Monte Carlo 37 Shipping Company Limited, an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, to acquire the M/T Eco Fleet, which was scheduled to be delivered from Hyundai Dockyard in the third quarter of 2015. The purchase price of the newbuilding was $35.0 million and was payable as follows: 20% was paid as an initial deposit and 80% on delivery of the vessel. On March 17, 2014, we agreed to terminate this MOA, as described below.

On December 16, 2013, we entered into an MOA with an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis to acquire the M/T Stenaweco Evolution, which was scheduled for delivery, with a time charter attached, from Hyundai Dockyard in the first quarter of 2015. The purchase price of the newbuilding was $37.0 million, of which 20% was paid as an initial deposit and 80% on delivery of the vessel.

On February 6, 2014, we agreed to terminate the MOA we had entered into in December 16, 2013 and entered into a new MOA with Million Hope Maritime S.A., an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, to purchase the M/T Stenaweco Energy scheduled to be delivered, with a time charter attached, from Hyundai Dockyard on June 20, 2014. On April 24, 2014, we entered into Addendum No. 1 to this MOA. The purchase price of the vessel was $38.3 million, payable as follows: $7.4 million was paid on December 16 and 19, 2013 under the MOA dated December 16, 2013; $3.5 million was paid on February 14, 2014 and $27.4 million was paid on delivery of the vessel on June 20, 2014.

On March 19, 2014, pursuant to four separate share purchase agreements we entered into with affiliates of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, along with unaffiliated third parties, we acquired the five vessel-owning companies which (i) were party to the shipbuilding contracts for the M/T Stenaweco Evolution, M/T Eco Fleet, and M/T Eco Revolution and (ii) are parties to the shipbuilding contracts for the S414 (tbn Stenaweco Excellence) and S417 (tbn Nord Valiant), in exchange for a total consideration of $43.3 million, paid in the form of $2.5 million in cash and 583,321 newly-issued common shares. Specifically, pursuant to the share purchase agreements, we acquired:

•	100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which were parties to shipbuilding contracts with Hyundai Dockyard for the construction of the M/V Eco Fleet and the M/V Stenaweco Evolution, respectively, for an aggregate purchase price of $14.7 million. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited are each party to a time charter agreement to commence upon the respective vessel's delivery. Concurrently, we agreed to terminate the MOA we had entered into on December 5, 2013, described above, with Monte Carlo 37 Shipping Company Limited for the M/T Eco Fleet, and to apply the full amount of the deposit paid under the MOA, in the amount of $7.0 million, to reduce the purchase price under the share purchase agreement.
•	100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which is party to a shipbuilding contract with Hyundai Dockyard for the construction of Hull No S414 (tbn Stenaweco Excellence), a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the second quarter of 2016, for a purchase price of $11.0 million. Monte Carlo Seven Shipping Company Limited is party to a time charter agreement to commence upon the vessel's delivery.
•	100% of the share capital of Monte Carlo LAX Shipping Company Limited, an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which is party to a shipbuilding contract with Hyundai Dockyard for the construction of Hull No S417 (tbn Nord Valiant), a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2016, for a purchase price of $10.8 million. Monte Carlo LAX Shipping Company Limited is party to a time charter agreement to commence upon the vessel's delivery.
•	100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which was a party to a shipbuilding contract with Hyundai Dockyard for the construction of the Eco Revolution for a purchase price of $6.8 million. Monte Carlo 39 Shipping Company Limited is party to a time charter agreement to commence upon the vessel's delivery.

Our President, Chief Executive Officer and Director, Evangelos J. Pistiolis owned the majority of the shares of each of the vessel-owning companies we acquired pursuant to these share purchase agreements.

Central Mare Letter Agreement, Management Agreements, and Other Agreements:

On May 12, 2010, the Board of Directors agreed to outsource all of the commercial and technical management of our vessels to Central Mare. Since July 1, 2010, Central Mare performed all operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement, or the Letter Agreement, between Central Mare and Top Ships as well as management agreements agreed to between Central Mare and our vessel-owning subsidiaries. Furthermore, the Letter Agreement provides for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under Commission and Nasdaq rules and regulations and information-system related services.

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

Furthermore, if required, Central Mare handled and settled all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of €164 or approximately $199 per person per eight-hour day. Finally, legal fees for claims and general corporate services incurred by Central Mare on our behalf were reimbursed to Central Mare at cost.

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

On March 7, 2014, we terminated the Letter Agreement with Central Mare. No penalty was paid in connection with this termination.

Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements

On March 10, 2014, we entered into (i) a new letter agreement, or the New Letter Agreement, with CSM, a related party affiliated with the family of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis and (ii) management agreements between CSM and our vessel-owning subsidiaries.

The New Letter Agreement can only be terminated on eighteen months' notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement. Pursuant to the New Letter Agreement, as well as management agreements between CSM and our vessel-owning subsidiaries, we pay a technical management fee of $561 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $306 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the management agreements provide for payment to CSM of: (i) $510 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels and (iv) a commission of 0.2% on derivative agreements and loan financing or refinancing. CSM will also perform supervision services for all of our newbuilding vessels while the vessels are under construction, for which we will pay CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provides at cost, all accounting, reporting and administrative services.

The New Letter Agreement and the management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination.

Pursuant to the terms of the management agreements, all fees payable to CSM are adjusted annually according to the U.S. Consumer Price Inflation of the previous year.

Atlantis Ventures Ltd unsecured loan

On January 2, 2015, we entered into an unsecured credit facility with Atlantis Ventures Ltd, a related party affiliated with the family of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, for $2.3 million that was used to pay the penultimate shipyard installment for the M/T Stenaweco Evolution. We had undertaken to repay the loan within 12 months of its receipt. The drawdown of the loan took place on January 5, 2015 and was repaid on January 30, 2015. The loan bore interest at a rate of 8% per annum, with the first six months being interest-free.

Sale and purchase brokerage agreement with Navis Finance AS

On October 2, 2014, we entered into a sale and leaseback brokerage agreement with Navis Finance AS, a company in which Per Christian Haukeness, a member of our Board of Directors, was one of the founding partners and a shareholder until January 2016, when he left the company and stopped being a shareholder. Pursuant to this agreement, we agreed to pay a brokerage commission of 2% on any vessel sale and leaseback for which Navis Finance AS acted as broker. In connection with the sale and leaseback of M/T Stenaweco Energy and M/T Stenaweco Evolution in January and March 2015, respectively, we paid a total of $1.1 million in sale and leaseback brokerage commissions pursuant to this agreement with Navis Finance AS.

Family Trading revolving credit facility and assumption of liabilities

On December 23, 2015, we entered into an unsecured revolving credit facility with Family Trading for up to $15 million to be used to fund our newbuilding program and working capital relating to our operating vessels (see Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities). Family Trading also assumed the outstanding balance of the M/V Delos Termination Fee (See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Leases") that amounted to $3.8 million that was immediately due. As consideration for the assumption of this liability, on January 12, 2016, Family Trading received 1,355,816 of our common shares. We retain the right to buy back up to 60% of these shares at any time until December 31, 2016. This transaction described above was approved by a special committee of our independent directors.

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

ITEM 9.                      THE OFFER AND LISTING.

A.           Offer and Listing Details

Price Range of Common Stock

The trading market for our common stock is the Nasdaq Global Select Market, on which the shares are listed under the symbol "TOPS." The following table sets forth the high and low market prices for our common stock since the beginning of 2011, as reported by the Nasdaq Global Select Market. All share prices have been adjusted to account for all reverse stock splits, the latest being the 1-for-10 reverse stock split of our common shares effected on February 22, 2016. The high and low market prices for our common stock for the periods indicated were as follows:

	HIGH	LOW
For the Fiscal Year Ended December 31, 2015	$17.90	$2.70
For the Fiscal Year Ended December 31, 2014	$86.80	$10.10
For the Fiscal Year Ended December 31, 2013	$205.10	$49.00
For the Fiscal Year Ended December 31, 2012	$364.00	$61.60
For the Fiscal Year Ended December 31, 2011	$812.00	$70.00

For the Quarter Ended

March 31, 2016	$4.44	$1.30
December 31, 2015	$9.90	$2.70
September 30, 2015	$13.00	$7.90
June 30, 2015	$14.10	$9.80
March 31, 2015	$17.90	$9.60
December 31, 2014	$19.60	$10.10
September 30, 2014	$22.50	$17.50
June 30, 2014	$86.80	$12.50
March 31, 2014	$147.70	$84.70

For the Month
April 2016 (through April 8, 2016)	$2.16	$1.81
March 2016	$4.44	$1.85
February 2016	$4.21	$1.50
January 2016	$4.20	$1.30
December 2015	$8.10	$2.70
November 2015	$8.80	$7.00
October 2015	$9.90	$8.40

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

Purpose

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 3,552,381 shares were issued and outstanding as of April 19, 2016 and 20,000,000 preferred shares with par value of $0.01, of which no shares are issued and outstanding. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

Share History

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed Top Ships Inc. Our common shares are currently listed on the Nasdaq Global Select Market under the symbol "TOPS."

Shareholder Meetings

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

Directors

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

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations or sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of shares, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

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

C.           Material Contracts

We refer you to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities," "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Leases," and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a discussion of our material agreements that we have entered into outside the ordinary course of our business.

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our country of organization, that grants an "equivalent exemption" to corporations organized in the United States; and

(2)	either

A.	more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (each such individual a "qualified shareholder" and such individuals collectively, "qualified shareholders"), which we refer to as the "50% Ownership Test," or

B.	our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to U.S. corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Marshall Islands and Liberia, the jurisdictions where we and our ship-owning subsidiaries are incorporated, each grant an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Based on information provided in Schedule 13D and Schedule 13G filings with the SEC and ownership certificates that we obtained from certain of our shareholders, we believe that we meet the Publicly Traded Test for the taxable year 2015, as discussed below.

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

For the 2015 taxable year, we believe that the 5% Override Rule was triggered as 50% or more of the vote and value of our common stock was owned by 5% Shareholders on more than half of the days during the taxable year. Nevertheless, we believe that we qualify for the exception to the 5% Override Rule because sufficient common shares were held by one or more qualified shareholders to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the common stock for more than half of the number of days in 2015, and the substantiation requirements have been satisfied.  Therefore, we believe that we qualified for the exemption under Section 883 of the Code for the 2015 taxable year.  However, due to the factual nature of the issues, no assurances can be made that we will continue to qualify for the benefits of Section 883 of the Code for any future taxable year.

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

We believe that we were not a PFIC for our 2014 taxable year, 2015 taxable year, and we will not be a PFIC for our subsequent taxable years. If we were treated as a PFIC for our 2015 taxable year or 2016 taxable year, any dividends paid by us during 2016 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to "qualified dividend income" will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

We believe that we were not a PFIC for our 2014 and 2015 taxable years because we had no bareboat chartered vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election is referred to as a "QEF Election." As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, which election is referred to as a "Mark-to-Market Election". A U.S. Holder holding PFIC shares that does not make either a "QEF Election" or "Mark-to-Market Election" will be subject to the Default PFIC Regime, as defined and discussed below in "Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or "Mark-to-Market" Election."

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

Interest Rate Risk

We are as of the date of this report exposed to interest rate risk in relation to the ABN Facility (See "Item 18. Financial Statements—Note 11. Debt"). We may be subject to additional market risks relating to changes in interest rates when we take on additional indebtedness. In order to manage part or whole of our current or future exposure to changes in interest rates, we might enter into interest rate swap agreements.

Based on the amount of our outstanding indebtedness as of December 31, 2015, a hypothetical one percentage point increase in the three month U.S. dollar LIBOR would increase our interest rate expense for 2016, on an annualized basis, by approximately $0.2 million.

Foreign Exchange Rate Fluctuation

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2015, approximately 92.90% of our expenses were in U.S. Dollars, 6.34% were in Euro and approximately 0.76% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2015, and using as an average exchange rate of $1.1085 to €1, a 5% decrease in the exchange rate to $1.0531 to €1 would result in an expense saving of approximately $0.05 million. Based on our total expenses for the year ended December 31, 2014, and using as an average exchange rate of $1.329 to €1, a 5% decrease in the exchange rate to $1.263 to €1, would result in an expense saving of approximately $0.04 million.

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

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

            Not Applicable.

ITEM 15.                      CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as of the end of the period covered by this annual report, as of December 31, 2015.

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

Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2015.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, the Company used the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control—Integrated Framework in 2013. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2015.

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

ITEM 16C.                    PRINCIPAL AUDITOR FEES AND SERVICES

Aggregate fees billed to the Company for the years ended December 2014 and 2015 represent fees billed by our principal accounting firm, Deloitte. Hadjipavlou, Sofianos & Cambanis S.A., the other member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte"). Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of the quarterly financial information as well as in connection with the review of registration statements and related consents and comfort letters. Included in the audit fees for 2014 are fees of $0.2 million related to our follow-on equity offering completed in June 2014. For 2014 and 2015 no other non-audit, tax or other fees were charged by Deloitte.

U.S. dollars in thousands,	Year Ended
	2014	2015
Audit Fees	343.7	141.2

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

ITEM 16F.                   CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                   CORPORATE GOVERNANCE

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules applicable to U.S. domestic issuers are as follows:

•	Majority Independent Board. Nasdaq requires, among other things, that a listed company has a Board of Directors comprised of a majority of independent directors. As permitted under Marshall Islands law, our Board of Directors is comprised of three independent directors, one non-independent, non-executive director and three executive directors.

•	Audit Committee. Nasdaq requires, among other things, that a listed company has an audit committee with a minimum of three independent members, at least one of whom meets certain standards of financial sophistication. As permitted under Marshall Islands law, our audit committee consists of three independent directors but we do not designate any one audit commit member as meeting the standards of financial sophistication.

•	As a foreign private issuer, we are not required to hold regularly scheduled board meetings at which only independent directors are present.

•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the BCA, which allows the Board of Directors to approve share issuances.

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 120 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

ITEM 16H.                   MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

See Item 18.

ITEM 18.                      FINANCIAL STATEMENTS

The following financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19.                      EXHIBITS

Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of Top Ships Inc. (1)
1.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (2)
1.3	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 16, 2016
1.4	Amended and Restated By-Laws of the Company (3)
1.5	Amendment No. 1 to the Amended and Restated By-Laws (4)
2.1	Form of Share Certificate (5)
4.1	Top Ships Inc. 2015 Stock Incentive Plan
4.2	Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent as of August 19, 2005 (6)
4.3	Amendment No. 1 to the Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, dated August 24, 2011 (7)
4.4	Amendment No. 2 to the Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, dated March 19, 2014 (8)
4.5	Form of bareboat commercial management agreement with Central Mare Inc. (Hongbo) (9)
4.6	Form of non-bareboat commercial management and technical management agreement with Central Mare Inc. (Amalfi) (9)
4.7	Form of technical management agreement with TMS Shipping Ltd. (Delos) (9)
4.8	Form of commercial management agreement with Central Mare Inc. (Delos) (9)
4.9	Common Stock Purchase Agreement with Sovereign Holdings Inc., dated as of August 24, 2011 (10)
4.10	Registration Rights Agreement with Sovereign Holdings Inc., dated as of August 24, 2011 (10)
4.11	Memorandum of Agreement dated December 5, 2013, between Top Ships Inc. and Monte Carlo 37 Shipping Company Limited (11)
4.12	Termination of Memorandum of Agreement dated December 5, 2013, between Top Ships Inc. and Monte Carlo 37 Shipping Company Limited, dated February 6, 2014 (11)
4.13	Memorandum of Agreement dated December 16, 2013, between Top Ships Inc. and Monte Carlo One Shipping Company Limited (11)
4.14	Memorandum of Agreement dated February 6, 2014, between Top Ships Inc. and Million Hope Maritime S.A. (11)
4.15	Shipbuilding Contract for Hull S418 (12)
4.16	Shipbuilding Contract for Hull S407 (12)
4.17	Shipbuilding Contract for Hull S419 (12)
4.18	Shipbuilding Contract for Hull S414 (12)

4.19	Shipbuilding Contract for Hull S417 (12)
4.20	Share Purchase Agreement, dated March 19, 2014, for Hull S407 and Hull S418 (12)
4.21	Share Purchase Agreement, dated March 19, 2014, for Hull S419 (12)
4.22	Share Purchase Agreement, dated March 19, 2014, for Hull S414 (12)
4.23	Share Purchase Agreement, dated March 19, 2014, for Hull S417 (12)
4.24	Letter Agreement with Central Shipping Monaco SAM, dated March 10, 2014 (12)
4.25	Form of Management Agreement with Central Shipping Monaco SAM (12)
4.26	Addendum No. 1 to Memorandum of Agreement dated February 6, 2014, between Top Ships Inc. and Million Hope Maritime S.A., dated April 24, 2014 (12)
4.27	Commitment Letter dated October 16, 2014 between ABN AMRO BANK N.V. and Top Ships Inc. for a senior debt facility of up to $42 million (13)
4.28	Senior debt facility dated June 19, 2014 between Alpha Bank and Monte Carlo 71 Shipping Company Limited (13)
4.29	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (13)
4.30	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (13)
4.31	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Energy (13)
4.32	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (13)
4.33	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (13)
4.34	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Evolution (13)
4.35	Loan Agreement dated January 2, 2015, between Top Ships Inc. and Atlantis Ventures Ltd (13)
4.36	Sale and purchase Brokerage Agreement dated October 2, 2014 between Top Ships Inc. and Navis Finance AS (13)
4.37	Secured Term Loan Facility dated July 9, 2015 between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited and ABN Amro Bank N.V.
4.38
Amending and Restating Agreement, dated September 28, 2015, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, and ABN Amro Bank N.V.

4.39	Letter Agreement dated December 23, 2015 between Family Trading Inc. and Top Ships Inc.
4.40	Amendment to the Letter Agreement dated December 23, 2015 between Family Trading Inc. and Top Ships Inc.
4.41	Loan Agreement dated December 23, 2015 between Family Trading Inc. and Top Ships Inc.
4.42	Term Sheet dated April 6, 2016 between Top Ships Inc. and Norddeutsche Landesbank Girozentrale
8.1	List of subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer
13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2014 and 2015; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2014 and 2015; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015; and (v) Notes to Consolidated Financial Statements

___________________
(1)	Incorporated by reference to the Company's Current Report on Form 6-K, filed on June 24, 2011

(2)	Incorporated by reference to the Company's Current Report on Form 6-K, filed on April 18, 2014

(3)	Incorporated by reference to the Company's Current Report on Form 6-K filed on March 9, 2007

(4)	Incorporated by reference to the Company's Current Report on Form 6-K filed on November 28, 2014

(5)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 29, 2009

(6)	Incorporated by reference to the Company's Registration Statement on Form 8-A (File No. 000-50859)

(7)	Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form 8-A (File No. 000-50859)

(8)	Incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form 8-A (File No. 000-50859)

(9)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 12, 2011

(10)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 11, 2012

(11)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on February 14, 2014

(12)	Incorporated by reference to the Company's Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960)

(13)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 29, 2015

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: April 26, 2016	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Top Ships Inc.,
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Top Ships Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
April 26, 2016

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2014 AND 2015

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2014	2015

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	-	2,668
Trade accounts receivable	50	107
Prepayments and other (Note 8)	828	435
Due from related parties (Note 6)	25	-
Inventories (Note 9)	324	402
Prepaid bareboat charter hire (Note 7)	-	1,657
Total current assets	1,227	5,269

FIXED ASSETS:

Advances for vessels acquisitions / under construction (Note 4)	34,375	25,098
Vessels, net (Note 5)	38,200	32,044
Other fixed assets, net (Note 10)	1,401	1,333
Total fixed assets	73,976	58,475

OTHER NON CURRENT ASSETS:

Prepaid bareboat charter hire (Note 7)	-	8,512
Deferred charges (Note 11)	208	1,324
Restricted cash (Note 11 and 7)	164	1,750
Total non-current assets	372	11,586

Total assets	75,575	75,330

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 11)	1,412	2,013
Debt from related parties (Note 11)	-	3,850
Due to related parties (Note 6)	608	1,575
Accounts payable	2,193	4,940
Accrued liabilities	5,121	5,896

Total current liabilities	9,334	18,274

NON-CURRENT LIABILITIES:

Derivative financial instruments (Note 19)	2,599	3,216
Other non-current liabilities (Note 21)	3,106	-
Non-current portion of long term debt (Note 11)	18,007	19,687

Total non-current liabilities	23,712	22,903

COMMITMENTS AND CONTINGENCIES (Note 12)

Total liabilities	33,046	41,177

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 1,896,998 and 2,077,895 shares issued and outstanding at December 31, 2014 and 2015 (Note 13)	19	21
Additional paid-in capital (Note 13)	318,296	318,425
Accumulated deficit	(275,786)	(284,293)

Total stockholders' equity	42,529	34,153

Total liabilities and stockholders' equity	75,575	75,330

TOP SHIPS INC. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015 (Expressed in thousands of U.S. Dollars – except share and per share data)

	2013	2014	2015

REVENUES:

Revenues	20,074	3,602	13,075

EXPENSES:

Voyage expenses (Note 16)	663	113	370
Bareboat charter hire expenses (Note 7)	-	-	5,274
Amortization of prepaid bareboat charter hire (Note 7)	-	-	1,431
Vessel operating expenses (Note 16)	745	1,143	4,789
Vessel depreciation (Note 5)	6,429	757	668
Management fees-related parties (Note 6)	1,351	703	1,621
General and administrative expenses	3,258	2,335	2,983
Gain on disposal of subsidiaries (Note 20)	(1,591)	-	-
Other operating income/(loss)	-	(861)	274
Gain on sale of vessels (Note 5)	(14)	-	-
Impairment on vessel (Note 5)	-	-	3,081

Operating income/(loss)	9,233	(588)	(7,416)

OTHER INCOME/(EXPENSES):

Interest and finance costs (Note 17)	(7,443)	(450)	(719)
(Loss)/gain on derivative financial instruments (Note 19)	(171)	3,866	(392)
Interest income	131	74	-
Other, net	(342)	(6)	20

Total other (expenses)/income, net	(7,825)	3,484	(1,091)

Net income/(loss) and comprehensive income/(loss)	1,408	2,896	(8,507)

Earnings/(loss) per common share, basic (Note 15)	5.78	2.23	(4.21)
Earnings/(loss) per common share, diluted (Note 15)	5.76	1.84	(4.21)
The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Accumulated
	# of Shares	Par Value*	Capital*	Loss	Deficit	Total
BALANCE, December 31, 2012	244,964	2	293,130	37	(280,090)	13,079
Net income	-	-	-	-	1,408	1,408
Stock-based compensation (Note 14)	2,000	1	344	-	-	345
Other comprehensive loss	-	-	-	(37)	-	(37)
BALANCE, December 31, 2013	246,964	3	293,474	-	(278,682)	14,795
Net income	-	-	-	-	2,896	2,896
Stock-based compensation (Note 14)	714	-	-	-	-	-
Issuance of common stock, net (Note 13)	1,649,321	16	53,068	-	-	53,084
Excess of consideration over acquired assets (Note 1)	-	-	(28,246)	-	-	(28,246)
Cancellation of fractional shares	(1)	-	-	-	-	-
BALANCE, December 31, 2014	1,896,998	19	318,296	-	(275,786)	42,529
Net loss	-	-	-	-	(8,507)	(8,507)
Cancellation of shares subject to conditional vesting (Note 6)	(2,103)	-	-	-	-	-
Stock-based compensation (Note 14)	183,000	2	129	-	-	131
BALANCE, December 31, 2015	2,077,895	21	318,425	-	(284,293)	34,153

The accompanying notes are an integral part of these consolidated financial statements.
*Adjusted to reflect the effect of the reverse stock split effected on February 22, 2016, on the Company's common stock since the par value remained unchanged at $0.01 per share.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of U.S. Dollars)

	2013	2014	2015

Cash Flows from Operating Activities:

Net income/(loss)	1,408	2,896	(8,507)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation (Notes 5 and 10)	6,763	877	795
Amortization and write off of deferred financing costs (Note 11)	1,815	16	538
Translation gain of foreign currency denominated loan and unrealized foreign exchange differences	-	5	-
Provision for service leaving indemnities	(37)	-	-
Stock-based compensation expense (Note 6 and 14)	345	-	131
Change in fair value of derivative financial instruments (Note 19)	(2,313)	(4,442)	617
Loss on sale of other fixed assets	3	5	-
Gain on sale of vessels	(14)	-	-
Gain on disposal of subsidiaries (Note 20)	(1,591)	-	-
Amortization of prepaid bareboat charter hire (Note 7)	-	-	1,431
Impairment on vessel (Note 5)	-	-	3,081
(Increase)/Decrease in:
Trade accounts receivable	384	(50)	(57)
Inventories	-	(324)	(78)
Prepayments and other	580	(219)	340
Due from related parties	-	(25)	25
Increase/(Decrease) in:
Due to related parties	(1,343)	(445)	110
Accounts payable	(1,650)	(311)	114
Other non-current liabilities	(800)	(800)	(430)
Accrued liabilities	(480)	14	503

Net Cash provided by/(used in) Operating Activities	3,070	(2,803)	(1,387)

Cash Flows from Investing Activities:

Advances for vessels under construction (Note 4)	(14,400)	(45,911)	(53,410)
Decrease/(increase) in restricted cash	2,563	1,575	(1,586)
Net proceeds from sale of vessels (Note 5)	25,214	-	54,152
Net proceeds from disposal of subsidiaries (Note 20)	37,552	-	-
Net proceeds from sale of other fixed assets	65	-	-
Acquisition of other fixed assets	-	(114)	(6)

Net Cash provided by/(used in) Investing Activities	50,994	(44,450)	(850)

Cash Flows from Financing Activities:

Proceeds from debt (Note 11)	-	20,125	24,450
Proceeds from related party debt (Note 11)	-	-	3,850
Principal payments of debt	(11,120)	(706)	(500)
Prepayment of debt	(27,518)	-	(19,419)
Prepayment of related party debt (Note 11)	(2,808)	-	(2,250)
Derivative financial instrument termination payments	-	(1,134)	-
Proceeds from issuance of common stock, net of underwriters fees	-	20,191	-
Follow-on offering issuance costs	-	(710)	(237)
Payment of financing costs	(2,837)	(219)	(989)

Net Cash (used in)/provided by Financing Activities	(44,283)	37,547	4,905

Net increase/(decrease) in cash and cash equivalents	9,781	(9,706)	2,668

Cash and cash equivalents at beginning of year	-	9,706	-

Effect of exchange rate changes on cash	(75)	-	-

Cash and cash equivalents at end of the year	9,706	-	2,668

SUPPLEMENTAL CASH FLOW INFORMATION

Capital expenditures included in Accounts payable/Accrued liabilities	-	435	1,093
Interest paid net of capitalized interest	5,621	284	189
Finance fees included in Accounts payable/Accrued liabilities	-	5	670
Offering expenses included in liabilities	-	752	515
Shares issued as consideration for acquisition of vessels (Note 1)	-	40,833	-
Advances to shipyards before acquisition of vessels (Note 1)	-	22,087	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively. The Company is an international provider of worldwide oil, petroleum products and chemicals transportation services.

As of December 31, 2015, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements.

	Companies	Date of Incorporation	Country of Incorporation	Activity
1	Top Tanker Management Inc.	May 2004	Marshall Islands	Management company
2	Lyndon International Co.	October 2013	Marshall Islands	Non vessel-owning subsidiary company

	Shipowning Companies with vessels in operations during years ended December 31, 2013, 2014 and 2015	Date of Incorporation	Country of Incorporation	Vessel
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy (acquired June 2014), sold January 2015
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution (acquired March 2014), sold March 2015
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	Hull No S414 (acquired March 2014)
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	Hull No S417 (acquired March 2014)
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	M/T Eco Fleet (acquired March 2014)
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	Hull No S419 (acquired March 2014 )
7	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	M/V Evian (acquired February 2008, sold October 2013)
8	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	M/T Miss Marilena (delivered February 2009, sold October 2013)
9	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	M/T Lichtenstein (delivered February 2009, sold October 2013)
10	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	M/T UACC Shams (delivered March 2009, sold October 2013)
11	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	M/T Britto (delivered May 2009, sold October 2013)
12	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	M/T Hongbo (delivered August 2009, sold October 2013)
13	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	M/T UACC Sila (delivered March 2009 , sold April 2013)

On October 16, 2013, the Company sold the shipowning subsidiaries which owned the six vessels of the Company's fleet at that time (namely M/T's Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party (see Note 5). Following this sale the Company did not own any operating vessels. On June 20, 2014, Monte Carlo 71 Shipping Company Limited, a wholly owned subsidiary of the Company, acquired Hull No S406, renamed to M/T Stenaweco Energy, from a company affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis (see Note 4), as per a Memorandum Of Agreement ("MOA") signed in February 2014. The Company treated the acquisition of the vessel as a purchase of an asset. The vessel at the time of acquisition, was fixed on a time charter with Eships Tankers Ltd for two years plus one optional year, for a gross daily rate of $16,000 for the first two years and $17,250 for the optional year. The Company estimated that the rate according to the attached time charter did not significantly differ from prevailing market time charter rates for an equivalent vessel for an equivalent duration and hence did not recognized the attached time charter as an intangible asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Hulls No S407 (subsequently renamed to M/T Stenaweco Evolution), S414, S417, S418 (subsequently renamed to M/T Eco Fleet) and S419 (collectively referred to as the "Purchased Vessels") were purchased on March 19, 2014 via share purchase agreements with their shipowning companies (collectively referred to as the "Selling Shipowning Companies"), which were affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis (see Note 4). The Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis held the majority of shares in each of the Selling Shipowning Companies. Hence, the Company accounted for the acquisition of the Purchased Vessels as a transfer of assets between entities under common control and has recognized the Purchased Vessels at their historical carrying amounts in the accounts of the Selling Shipowning Companies at the date of transfer.

The amount of the consideration given in excess of the Selling Shipowning Companies' net assets is recognized as a reduction to the Company's capital and presented as Excess of consideration over acquired assets in the Company's consolidated statement of stockholders' equity for the year ended December 31, 2014. An analysis of the consideration paid is presented in the table below (also see Note 4):

Consideration in 583,321 newly issued common shares	40,833
Consideration in cash	2,500
Consideration previously advanced for M/T Eco Fleet	7,000
Total consideration	50,333
Less: Net assets of companies acquired	(22,087)
Excess of consideration over acquired assets	28,246

On February 22, 2016, the Company effected a 1-for-10 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts as well as warrant shares eligible for purchase under the Company's warrants in these financial statements have been retroactively adjusted to reflect this stock split (Note 22).

As of December 31, 2015, Sovereign Holdings Inc., or Sovereign, Epsilon Holdings Inc., or Epsilon, Oscar Shipholding Ltd, or Oscar Shipholding, Race Navigation Inc., or Race Navigation, companies that as of December 31, 2015 were wholly-owned by the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, as well as Tankers Family Inc. that as of December 31, 2015 was owned by the family of the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis own approximately 59.5% of the Company's outstanding common shares. As of December 31, 2015, due to the number of shares he indirectly holds, through the abovementioned companies, the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, is the controlling shareholder of the Company, and, accordingly, can effectively control the outcome of matters on which stockholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

2.	Significant Accounting Policies:

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated on consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical estimates mainly include impairment of vessels, vessel useful lives and residual values and fair values of derivative instruments.

(c)	Foreign Currency Translation: The Company's functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the statement of comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)	Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as minimum cash under the terms of a loan agreement, as restricted and these amounts are presented separately on the balance sheets. In the event original maturities are shorter than twelve months, such deposits are presented as current assets while if original maturities are longer than twelve months, such deposits are presented as non-current assets.

(f)	Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2014 and 2015.

(g)	Inventories: Inventories consist of lubricants and stores on board the vessels. Inventories may also consist of bunkers when vessels are unemployed or are operating in the spot market. Inventories are stated at the lower of cost or market value. Cost, which consists of the purchase price, is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs and capitalized interest incurred during the construction of new buildings, and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income/(loss).

(i)	Impairment of Long-Lived Assets: The Company evaluates the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of the Company's long lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans and overall market conditions. If there are indications for impairment present, the Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, and the difference is recognized as an impairment loss.

(j)	Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate which up until March 31, 2014 was estimated to be $160 per lightweight ton. Effective April 1, 2014, the Company revised its scrap rate estimate from $160 to $300 per lightweight ton in order to align the scrap rate estimate with the current historical average scrap prices and to better reflect current market conditions. The change in accounting estimate was applied prospectively. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(k)	Long Lived Assets Held for Sale: The Company classifies vessels as being held for sale when the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset, (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(l)	Other Fixed Assets, Net: Other fixed assets, net, consist of furniture, office equipment, cars and leasehold improvements, stated at cost, which consists of the purchase/contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets as presented below:

Description	Useful Life (years)
Leasehold improvements	Until the end of the lease term (December 2024)
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3

(m)	Accounting for Dry-Docking Costs: All dry-docking and special survey costs are expensed in the period incurred.

(n)	Financing Costs: Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are capitalized as deferred finance charges and such fees are amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed when a repayment or refinancing is made and charged to interest and finance costs.

(o)	Accounting for Revenue and Expenses: Revenues are generated from bareboat charter and time charter arrangements. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risks and costs of operation during the charter term. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

When vessels are acquired with time charters attached and the rates on such charters are below or above market on the acquisition date, the Company allocates the total cost between the vessel and the fair value of below market time charter based on the relative fair values of the vessel and the liability or asset acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimates of the market time charter rate at the time of acquisition. The fair value of below or above market time charter is recognized as an intangible liability or asset respectively and is amortized over the remaining period of the time charter as an increase or decrease to revenues.

The Company pays commissions to ship brokers associated with arranging the Company's charters. These commissions are recognized over the related charter period and are included in voyage expenses.

(p)	Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors as well as to third party consultants and service providers for their services provided is included in general and administrative expenses in the consolidated statements of comprehensive income/(loss). The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares granted to employees or directors, vested and non-vested, are measured at fair value which is equal to the market value of the Company's common stock on the grant date. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates (Note 14).

(q)	Earnings / (Loss) per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

(r)	Derivatives and Hedging: The Company records every derivative instrument (including certain derivative instruments embedded in other contracts) on the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized in earnings unless specific hedge accounting criteria are met. The Company has not applied hedge accounting for its derivative instruments during the periods presented.

(s)	Financial liabilities: Financial liabilities are classified as either financial liabilities at 'fair value through the profit and loss' ("FVTPL") or 'other financial liabilities'. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings, except in the cases where these financial instruments fall under the guidance in ASC 815-40, where they are initially classified in equity and are initially measured at fair value in permanent equity and subsequent changes in fair value are not subsequently measured. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

(t)	Segment Reporting: The Chief Operating Decision Marker ("CODM") receives financial information and evaluates the Company's operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers (i.e. time or bareboat charters) or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The CODM does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment.

(u)	Leasing: Leases are classified as capital leases if they meet at least one of the following criteria: (i) the leased asset automatically transfers title at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term equals or exceeds 75% of the remaining estimated economic life of the leased asset; (iv) or the present value of the minimum lease payments equals or exceeds 90% of the excess of fair value of the leased property. If none of the above criteria is met, the lease is accounted for as an operating lease. Operating lease payments are recognized as an operating expense in the consolidated statement of comprehensive income/(loss) on a straight-line basis over the lease term. For sale and lease back transactions, when the lease qualifies as an operating lease and the lease back is considered "more than minor but less than substantially all" i.e. the seller-lessee retains more than a minor part but less than substantially all of the use of the asset, the resulting gains or losses are deferred and amortized to income over the lease period.

(v)	Recent Accounting Pronouncements: On May 28, 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No 2014-09 as amended by ASU 2015-14 and ASU 2016-08, which were issued on March 17, 2016 and August 12, 2015, respectively, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017 and shall be applied, at the Company's option retrospectively to each period presented, or as a cumulative effect adjustment as of the date of adoption. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

In July 2015, the FASB issued ASU 2015-11, simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted.  The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

In August 2014, the FASB issued ASU 2014-15 "Presentation of Financial Statements – Going Concern (Sub-Topic 205-40): Disclosure of Uncertainties about an entity's ability to continue as a going concern, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

In April 2015, the FASB issued ASU 2015-03, simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30). This update amends the existing guidance to require that debt issuance costs be presented in the balance sheet as a deduction from the carrying amount of the related debt liability instead of as a deferred charge. The Company will adopt this updated standard next year and that will result in a retrospective elimination of Deferred charges and a corresponding decrease of current and non-current debt as well as debt from related parties, on the Balance sheets of December 31, 2015. This reclassification will not impact net income as previously reported or any prior amounts reported on the consolidated statements of comprehensive income, or the consolidated statements of cash flows.

In February 2016, the FASB issued ASU 2016-02 that amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements. The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. This ASU requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company is currently evaluating the effect that these updated standards will have on its consolidated financial statements and related disclosures.

In March, 2016, the FASB issued ASU2016-09, "Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting". This guidance is intended to simplify the employee share-based payment accounting regarding several aspects, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Company is currently evaluating the impact of adoption of this guidance on its consolidated financial statements and related disclosures.

3.	Going Concern:

As at December 31, 2015, the Company has a working capital deficit of $13,004 and its capital commitments for the acquisition of its fleet for the following twelve months amount to $ 69,475 (see Note 12 for details). The Company's options to fund its short term capital commitments and its working capital requirements include:

a)	a $22,200 drawdown under a senior secured credit facility for which the Company has signed a loan agreement with ABN Amro Bank (see Note 11) for the financing of M/T Eco Revolution delivered in January 2016,
b)	a $23,185 expected drawdown under senior secured credit facility for which the Company has signed a commitment letter with Norddeutsche Landesbank Girozentrale Bank of Germany ("Nord LB Bank" - see Note 22),
c)	drawdowns under its unsecured revolving credit facility with Family Trading Inc ("Family Trading") (see Note 6 and 11), which as of December 31, 2015 had an undrawn balance of $11,150,
d)	cash from operations
e)	cash from sale of vessels, and
f)	other sources such as funds from the Company's major shareholder if required.

Furthermore, the Company believes that it will be able to obtain financing for its last newbuilding vessel, Hull No S417, due for delivery in the second and third quarter of 2016 and is currently in discussions with certain banks. Finally on January 12, 2016, Family Trading assumed the outstanding balance of the Delos Termination Fee that amounted to $3,796, thus reducing by the same amount the Company's working capital deficit (see Note 22). Therefore, the consolidated financial statements have been prepared on a going concern basis.

4.	Advances for Vessels Acquisitions / Under Construction:

On February 6, 2014, the Company entered into an MOA to purchase M/T Stenaweco Energy, a 50,000 dwt newbuilding product/chemical tanker delivered from Hyundai Mipo Dockyard Co. on June 20, 2014, with a time charter attached, from Million Hope Maritime S.A., an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The purchase price of the newbuilding was $38,250, paid as follows: $7,400 paid in December, 2013; $3,500 paid in February 2014 and $27,350 paid in June 2014. This last installment was financed through the Alpha Bank facility (see Note 11) of $20,125 and $7,225 was paid from funds received from the follow-on offering the Company priced on June 6, 2014 (see Note 13).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

On March 19, 2014, pursuant to four separate share purchase agreements the Company entered into with affiliates of the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, along with unaffiliated third parties, the Company acquired the five vessel-owning companies which are party to the shipbuilding contracts for M/T Stenaweco Evolution, M/T Eco Fleet and Hulls No S419, S414 and S417, in exchange for a total consideration of $43,333, paid in the form of $2,500 in cash and 583,321 newly-issued common shares. Pursuant to the share purchase agreements the Company acquired:

•	100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which are party to shipbuilding contracts with Hyundai Mipo Dockyard Co. for the construction of M/T Eco Fleet, a 39,000 dwt newbuilding product/chemical tanker delivered on July 15, 2015, and M/T Stenaweco Evolution, a 50,000 dwt newbuilding product/chemical tanker that was delivered on January 29, 2015, for an aggregate purchase price of $14,693. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited were each party to a time charter agreement to commence upon the respective vessel's delivery. Upon its delivery M/T Stenaweco Evolution commenced its time charter with Stena Weco A/S and M/T Eco Fleet commenced its time charter with BP Shipping Limited. Concurrently, the Company agreed to terminate a previous MOA entered into on December 5, 2013, with Monte Carlo 37 Shipping Company Limited for the acquisition of M/T Eco Fleet, and to apply the full amount of the deposit paid under that MOA, in the amount of $7,000, to reduce the purchase price under the share purchase agreement.

•	100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull No S414, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the second quarter of 2016, for a purchase price of $10,990.The vessel upon its delivery will commence a time charter agreement with Stena Weco A/S.

•	100% of the share capital of Monte Carlo Lax Shipping Company Limited, an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull No S417, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2016, for a purchase price of $10,820. The vessel will commence upon delivery a time charter agreement with Dampskibsselskabet NORDEN A/S.

•	100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull No S419, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2016, for a purchase price of $6,830. Upon its delivery Hull No S419 will commence a time charter agreement with BP Shipping Limited.

An analysis of Advances for vessels acquisitions / under construction is as follows:

Advances for vessels acquisitions / under construction
Balance, December 31, 2013	14,400
— Additions	19,975
Balance, December 31, 2014	34,375
— Additions	54,067
— Transferred to Vessels	(63,344)
Balance, December 31, 2015	25,098

On March 31, 2015 the Company took delivery and concurrently sold and leased-back M/T Stenaweco Evolution (see Note 5 and Note 7) and on July 15, 2015 the Company took delivery of the M/T Eco Fleet (see Note 5).
The vessel M/T Eco Fleet and Hull No S419 under construction with a total carrying amount of $44,065 as of December 31, 2015 were mortgaged as security for the credit facility with ABN Amro Bank of Holland (see Note 11).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

5.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	-	-	-
— Additions	38,957	-	38,957
— Depreciation	-	(757)	(757)
Balance, December 31, 2014	38,957	(757)	38,200
— Transferred from Advances for Vessels Acquisitions / Under Construction	63,344	-	63,344
— Depreciation	-	(668)	(668)
— Impairment	(3,081)	-	(3,081)
— Disposals	(66,628)	877	(65,751)
Balance, December 31, 2015	32,592	(548)	32,044

On June 20, 2014 Monte Carlo 71 Shipping Company Limited, a wholly owned subsidiary of the Company, acquired from Million Hope Maritime SA, a company affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, M/T Stenaweco Energy, for an aggregate purchase price of $38,250, as per a Memorandum of Agreement signed in February 2014. The Company capitalized expenses of $707, including 1% brokerage commission, relating to the acquisition of the vessel.

On January 29, 2015 and March 31, 2015, the Company sold and leased-back M/T Stenaweco Energy and M/T Stenaweco Evolution respectively (see Note 7) for an aggregate sale price of $28,500 per vessel. The M/T Stenaweco Evolution was sold upon its delivery from the Hyundai Mipo Vinashin shipyard. The sale and leaseback agreements were entered into with non-related parties. Prior to the sale of the M/T Stenaweco Energy, the Company wrote down the vessel to its fair market value, resulting in an impairment charge of $3.1 million. The fair value of the impaired vessel was determined based on a market approach, which consisted of quotations from well-respected brokers regarding vessels with similar characteristics as compared to the Company's vessel.

On July 15, 2015 the Company took delivery of the M/T Eco Fleet, a 39,000 dwt newbuilding product/chemical tanker and commenced its time charter employment with BP Shipping Limited. The final carrying amount of the vessel amounted to $32,592 and comprised of $31,140 of yard installments and $1,452 of capitalized expenses.

6.	Transactions with Related Parties:

(a)	Central Mare Inc. ("Central Mare") – Letter Agreement and Management Agreements: From July 1, 2010 to March 10, 2014, Central Mare had been performing all operational, technical and commercial functions relating to the chartering and operation of the Company's vessels, pursuant to a letter agreement, or the Letter Agreement, concluded between Central Mare, a related party affiliated with the family of the Company's Chief Executive Officer, and the Company, as well as management agreements concluded between Central Mare and the Company's vessel-owning subsidiaries. Furthermore, the Letter Agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company's maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under SEC and NASDAQ rules and regulations and information-system related services.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
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

In July 2015 the 2,103 shares granted to the Company's Chief Executive Officer which would vest in the event of change of control were cancelled.

As of December 31, 2014 the amount due from Central Mare was $25 and as of December 31, 2015 the amount due to Central Mare was $14 and are presented in Due from/to related parties, which are presented on the accompanying consolidated balance sheets.

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Year Ended December 31,
	2013	2014	2015	Presented in:
Management fees	505	33	-	Management fees - related party - Statement of comprehensive income/(loss)
Executive officers and other personnel expenses	1,760	840	1,560	General and administrative expenses - Statement of comprehensive income/(loss)
Commission for sale of vessels	260	-	-	Gain on sale of vessels - Statement of comprehensive income/(loss)
Commission on charter hire agreements	150	-	-	Voyage expenses - Statement of comprehensive income/(loss)
Management agreement termination fees	846	-	-	Management fees - related party - Statement of comprehensive income/(loss)
Amortization of awarded shares*	-	-	131	Management fees - related parties - Statement of comprehensive income/(loss)
Total	3,521	873	1,691
 *As per the Company's new equity incentive plan (see Note 14), the Company incurred an amortization expense of $131   relating to the vesting of 22,875 shares to Central Mare's nominee Tankers Family on June 30, 2015.

(c)	Newbuilding Vessel Acquisitions from Affiliated Entities: From December 5, 2013 to March 19, 2014 the Company entered into a series of transactions with a number of entities affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis that led to the purchase of the Company's fleet of newbuilding vessels (see Note 4).

(d)	Central Shipping Monaco SAM ("CSM") – Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a new letter agreement, or the New Letter Agreement, with CSM, a related party affiliated with the family of the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and on March 10, 2014 and June 18, 2014 the Company entered into management agreements, or Management Agreements, between CSM and the Company's vessel-owning subsidiaries respectively. The New Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement.

Pursuant to the New Letter Agreement, as well as Management Agreements concluded between CSM and the Company's vessel-owning subsidiaries, the Company pays a technical management fee of $561 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $306 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the Management Agreements provide for payment to CSM of: (i) $510 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSM also performs supervision services for all of the Company's newbuilding vessels while the vessels are under construction, for which the Company pays CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

On December 31, 2015, the Board of Directors granted to CSM a performance incentive fee for the provision of management services throughout 2015 amounting to $600. This performance incentive fee is included in Management fees - related parties in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2015. For the year ended December 31, 2014, the performance incentive fee amounted to $400.

As of December 31, 2015 the amount due to CSM was $1,561 and is presented in Due to related parties, on the accompanying consolidated balance sheets. As of December 31, 2014 the amount due to CSM was $608.

The fees charged by and expenses relating to CSM for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Year Ended December 31,
	2013	2014	2015	Presented in:
Management fees		50	140	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
		166	701	Management fees - related parties -Statement of comprehensive income/(loss)
Supervision services fees	-	49	72	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	-	31	66	Vessel operating expenses -Statement of comprehensive income/(loss)
		18	114	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	-	104	189	Management fees - related parties -Statement of comprehensive income/(loss)
		10	-	Prepayments and other – Balance sheet
Financing fees	-	40	44	Deferred charges – Balance sheet
Commission for sale and purchase of vessels	-	383	570	Capitalized in Vessels, net/ Advances for vessels acquisitions / under construction – Balance sheet
Commission on charter hire agreements	-	46	161	Voyage expenses - Statement of comprehensive income/(loss)
Performance incentive fee	-	400	600	Management fees - related parties - Statement of comprehensive income/(loss)
Total	-	1,297	2,657

For year ended December 31, 2014 and 2015, CSM charged the Company newbuilding supervision related pass-through costs amounting to $665 and $1,037 respectively.

(e)	Navis Finance AS. ("Navis") – Sale and Purchase Brokerage Agreement: On October 2, 2014, the Company entered into a sale and leaseback brokerage agreement with Navis Finance AS, a company in which Per Christian Haukeness, a member of the Company's Board of Directors, was one of the founding partners and a shareholder until January 2016, when he left Navis and is no longer a shareholder. Pursuant to this agreement, the Company agreed to pay a brokerage commission of 2% on any vessel sale and leaseback for which Navis Finance AS acted as broker. In connection with the sale and leaseback of M/T Stenaweco Energy and M/T Stenaweco Evolution in January and March of 2015, respectively, the Company paid to Navis a total of $1,140 in sale and leaseback brokerage commissions.

(f)	Atlantis Ventures Ltd. ("Atlantis") - Unsecured Credit Facility: On January 2, 2015 the Company entered into an unsecured credit facility with Atlantis Ventures Ltd, a related party affiliated with the family of the Company's President, Chief Executive Officer, and Director, Evangelos Pistiolis, for $2,250 (see Note 11).

(g)	Family Trading Inc. ("Family Trading") - Revolving Credit Facility and Assumption of Liabilities: On December 23, 2015 the Company entered into an agreement for an unsecured revolving credit facility with Family Trading Inc, a related party affiliated with the family of the Company's President, Chief Executive Officer and Director Evangelos J. Pistiolis, for up to $15,000 to be used to fund the Company's newbuilding program and working capital relating to the Company's operating vessels (see Note 11). On the same day, Family Trading agreed to assume the outstanding balance of the Delos Termination Fee (see Note 22) amounting to $3,796 that was immediately due, for a consideration of 1,355,816 of the Company's common shares. , The shares were issued on January 12, 2016, when the owner of M/T Delos approved the reassignment of the Delos termination fee. The Company retains the right to buy back up to 60% of these shares at any time until December 31, 2016. This transaction was approved by a special committee of the independent directors of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

7.	Leases

A.            Lease arrangements, under which the Company acts as the lessee

Bareboat Chartered-in Vessels:

On January 29, 2015 and March 31, 2015, the Company sold and leased back M/T Stenaweco Energy and M/T Stenaweco Evolution respectively (refer to Note 5). The vessels have been chartered back on a bareboat basis for 7 years at a bareboat hire of $8,586 per day and $8,625 per day respectively. In addition, the Company has the option to buy back each vessel from the end of year 3 up to the end of year 7 at purchase prices stipulated in the bareboat agreement depending on when the option is exercised.

The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. The Company must maintain a consolidated leverage ratio of not more than 75% and maintain minimum free liquidity of $750 per vessel owned and $500 per bareboat chartered-in vessel at all times which is certified quarterly. As of December 31, 2015, the Company is in compliance with the consolidated leverage ratio and the minimum free liquidity covenants.

As of December 31, 2015, cash and cash equivalents amounted to $4,418 of which an amount of $1,750 is presented as restricted cash due to the abovementioned minimum liquidity covenant.

The Company has treated the sale and leaseback of the abovementioned vessels as an operating lease. Losses from the sale of these two vessels amounted to $11,600 which is amortized over the duration of the lease. The amortization for the year is presented under "Amortization of prepaid bareboat charter hire" in the accompanying statement of consolidated income/(loss) and amounted to $1,431 for the year ended December 31, 2015.

As at December 31, 2015, the outstanding balance of the Prepaid bareboat charter hire was $10,169, presented in the accompanying consolidated balance sheets as follows:

Current portion of Prepaid bareboat charter hire	1,657
Non-current portion of Prepaid bareboat charter hire	8,512
Total	10,169

Future minimum lease payments:

The Company's future minimum lease payments required to be made after December 31, 2015, relating to bareboat chartered-in vessels M/T Stenaweco Energy and M/T Stenaweco Evolution are as follows:

Year ending December 31,	Bareboat Charter Lease Payments
2016	6,299
2017	6,282
2018	6,282
2019	6,282
2020	6,299
2021 and thereafter	7,316
Total	38,760

B.            Lease arrangements, under which the Company acts as the lessor

Charter agreements:

In 2015, the Company operated two vessels (M/T Stenaweco Energy and M/T Stenaweco Evolution) under time charters with Stena Weco A/S and one vessel (M/T Eco Fleet) under a time charter with BP Shipping. Future minimum time-charter receipts (excluding any off hire days and net of commissions), based on the vessels commitments to these non-cancellable time charter contracts, as of December 31, 2015, are as follows:

Year ending December 31,	Time Charter receipts
2016	17,531
2017	17,484
2018	12,276
2019	1,537
Total	48,828

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

8.	Prepayments and other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2014	December 31, 2015
Prepaid expenses	293	305
Guarantees	399	110
Advances to various creditors	42	20
Other receivables	94	-
Total	828	435

9.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2014	December 31, 2015
Lubricants	308	381
Consumable stores	16	21
	324	402

10.	Other fixed assets:

As of December 31, 2015, other fixed assets represent mainly office equipment and furniture, art works, leasehold improvements and vehicles with a cost of $5,771 (December 31, 2014: $5,727) and accumulated depreciation of $4,438 (December 31, 2014: $4,326). Depreciation expense for the year ended 2015 amounted to $127 (2014: $120, 2013: $335) which is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss).

11.	Debt:

Alpha Bank Facility

On June 19, 2014, the Company entered into a credit facility with Alpha Bank of Greece for $20,125 ("the Alpha Bank facility") for the financing of the vessel M/T Stenaweco Energy. On January 29, 2015, the Alpha Bank facility was fully repaid with the proceeds from the sale and leaseback of the M/T Stenaweco Energy and an amount of $208 of related deferred financing fees were written-off and included in Interest and finance costs in the statement of comprehensive income/(loss).

As at December 31, 2014, the outstanding balance of the Alpha Bank facility was $19,419, presented in the accompanying consolidated balance sheets as follows:

Current portion of long term debt	1,412
Non-current portion of long term debt	18,007
Total	19,419

As at December 31, 2014, the Company's cash and cash equivalents that amounted to $164 were presented as restricted cash due to a minimum liquidity covenant contained in the Alpha Bank facility.

Atlantis Ventures Facility

On January 2, 2015, the Company entered into an unsecured credit facility with Atlantis Ventures Ltd ("the Atlantis Ventures facility"), a related party affiliated with the family of the Company's President, Chief Executive Officer and Director, for $2,250 that was used to pay the penultimate shipyard installment for M/T Stenaweco Evolution. The Company had undertaken to repay the loan within 12 months of its receipt. The drawdown of the loan took place on January 5, 2015 and it was repaid on January 30, 2015. The loan bore interest at a rate of 8% per annum, with the first six months being interest-free.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

ABN Amro Facility

On July 9, 2015, the Company entered into a credit facility with ABN Amro Bank of Holland for $42,000 ("the ABN Amro facility") for the financing of the vessels M/T Eco Fleet and Hull No S419 ($21,000 per financed vessel). This facility was amended on September 28, 2015 and was increased to $44,400 ($22,200 per vessel), with all other terms remaining the same except for the margin which was increased by 0.15%. The credit facility is repayable in 4 consecutive quarterly installments of $500, 4 consecutive quarterly installments of $512.5, 4 consecutive quarterly installments of $525 and 12 consecutive quarterly installments of $387.5 for each of the financed vessels, commencing on October 13, 2015 for M/T Eco Fleet and on April 15, 2016 for Hull No S419 plus a balloon installment of $11,400 for each of the financed vessels, payable together with the last installment in July 2021 and in January 2022, respectively.

The Company drew down $21,000 under the ABN Amro facility on July 13, 2015 to finance the last shipyard installment of M/T Eco Fleet and another $1,200 on September 30, 2015.

The facility contains various covenants, including (i) an asset cover ratio of 130%, (ii) a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $750 per collateralized vessel. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees. It also restricts the shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•	First priority mortgage over M/T Eco Fleet and Hull No S419;
•	Assignment of insurance and earnings of the mortgaged vessels;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiaries;
•	Pledge over the earnings account of the vessels.

As at December 31, 2015, the outstanding balance of the ABN Amro facility is $21,700, presented in the accompanying consolidated balance sheets as follows:

Current portion of long term debt	2,013
Long term debt	19,687
Total	21,700

The ABN Amro facility bears interest at LIBOR plus a margin of 3.90%. The applicable one-month LIBOR as of December 31, 2015 was 0.32%. As of December 31, 2015, the undrawn portion of the ABN Amro facility that relates to the financing of the last installment of vessel Hull No S419 is $22,200.

Family Trading Facility

On December 23, 2015 the Company entered into an unsecured revolving credit facility with Family Trading ("the Family Trading facility"), a related party affiliated with the family of the Company's Chief Executive Officer, for up to $15,000 to be used to fund the Company's newbuilding program and working capital relating to the Company's operating vessels. This facility is repayable in cash no later than December 31, 2016, but the Company has the option to extend the facility's repayment up to December 31, 2017. This facility bears a fixed interest of 9%. The Company drew down $1,850 and $2,000 under the Family Trading facility on December 24, 2015 and December 31, 2015, respectively. The balance of the Family Trading facility as of December 31, 2015 is $3,850. Related party interest expense for the year ended December 31, 2015 incurred in connection with this credit facility, amounted to $4 and is included in interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss) (see Note 17). As of December 31, 2015, the undrawn portion of the Family Trading Facility is $11,150.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Scheduled Principal Repayments: The Company's annual principal payments required to be made after December 31, 2015 on its loan obligations, are as follows (assuming that the Company will not draw any additional funds under the Family Trading facility and that the Company will not extend the repayment of the facility for another year):

Years
December 31, 2016	5,863
December 31, 2017	2,063
December 31, 2018	1,963
December 31, 2019	1,550
December 31, 2020	1,550
December 31, 2021 and thereafter	12,561
Total	25,550

Financing Costs: The additions in deferred financing costs amounted to $224 and $1,579 during the years ended December 31, 2014 and 2015 respectively. For 2014, the respective amount relates to non-recurring arrangement fees of $151, non-recurring financing fees of $40 paid to CSM as per the provisions of the New Letter Agreement between the latter and the Company (see Note 6) and $33 of legal expenses relating to the Alpha Bank facility. For 2015, the respective amount relates to non-recurring arrangement fees of $1,148, non-recurring financing fees of $44, non-recurring commitment fees of $328 and $59 of legal expenses relating to the ABN Amro, Family Trading and Atlantis Ventures facilities.

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

From December 5, 2013 to March 19, 2014 the Company entered into a series of transactions with a number of entities affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis that led to the purchase of the Company's fleet of newbuilding vessels (see Note 4). As a result of these transactions, the Company has remaining contractual commitments in 2016 for the acquisition of its fleet totaling $69,475, including $20,345, $22,950 and $26,180 pursuant to newbuilding agreements for Hulls No S419, S414 and S417, respectively.

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

Reverse stock split: On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. Furthermore, on February 22, 2016, the Company effected a 1-for-10 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts, as well as warrant shares eligible for purchase under the Company's warrants, in these financial statements have been retroactively adjusted to reflect these reverse stock splits. As a result of the reverse stock split, the number of outstanding shares as of February 22, 2016 was decreased to 3,433,711 while the par value of the Company's common shares remained unchanged at $0.01 per share. Share and per share amounts for all periods presented within these consolidated financial statements, including the December 31, 2014 Balance Sheet amounts for common stock and additional paid-in capital, have been retroactively adjusted to reflect the reverse stock split.

Issuance of common stock as per the 2015 stock incentive plan: On April 15, 2015, the Company granted 183,000 shares to a company nominated by Central Mare, Tankers Family Inc., that is affiliated with the family of the Company's President, Chief Executive Officer, and Director, Evangelos Pistiolis. The shares will vest equally over a period of eight years from the date of grant (see Note 14).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Issuance of common stock for the purchase of newbuilding vessels: On March 19, 2014, pursuant to four separate share purchase agreements, the Company issued 583,321 newly-issued common shares (see Note 4).

Issuance of common stock and warrants as part of the follow-on offering: On June 6, 2014, the Company priced an underwritten public offering of 1,000,000 shares of common stock, and 5,000,000 warrants, at $20.00 per common share and $0.00001 per warrant.  The warrants had an exercise price of $25.00 per share, are exercisable immediately, and will expire five years from the date of issuance. At that time, each warrant granted the warrant holder the option to purchase 0.10 of a common share of the Company, at an exercise price of $25.00 per share, exercisable immediately, at any time within five years from the date of issuance (American style option). The Company granted the underwriters a 45-day option to purchase up to an additional 150,000 common shares and/or 750,000 warrants to cover over-allotments if any, of which the underwriters purchased 330,000 warrants (on June 11, 2014) and 66,000 shares (on June 18, 2014). The gross proceeds from this offering, before deducting the underwriting discount and other offering expenses payable by us, were $21,320, of which $6,477 was allocated to the warrant liability, based on the fair value of the warrants (see Note 19) and the remainder was allocated to equity. As a result of a round-down provision embedded in the warrants, on December 24, 2015 in connection with the Family Trading transaction (see Note 6), the exercise price of the warrants decreased to $2.80 (from $25.00 originally) and the ratio of warrants to warrant shares changed from 0.10 to 0.89 shares per warrant. As a result, the number of warrant shares outstanding as of December 31, 2015 is 4,743,700 (see Note 19), since no warrants were exercised in 2015.

Issuance of warrants as part of the underwriting agreement: On June 6, 2014, the Company entered into an underwriting agreement in connection with the Company's follow-on offering with AEGIS Capital Corp ("AEGIS"), an unaffiliated party. Pursuant to this agreement the Company granted to AEGIS 300,000 warrants. Each warrant grants AEGIS the option to purchase one tenth of a common share of the Company, has an exercise price of $25.00 (per share), is exercisable at any time (American style option) from June 6, 2015 onwards and will expire five years from the grant date.

Issuance of warrants as part of an agreement for the provision of investor relation services: On June 16, 2014 the Company entered into an agreement for the provision of investor relation services with an unaffiliated party. As part of the consideration for the provision of the above-mentioned services the Company granted the unaffiliated party 80,000 warrants with an exercise price of $25.00 (per share) that expire two years after their issuance. The grant date is deemed to be the date of the agreement and as per the latter the warrants were to be issued in two tranches; 40,000 warrants on September 15, 2014 and 40,000 warrants on March 15, 2015. Each warrant grants the warrant holder the option to purchase one tenth of a common share of the Company at any time within the abovementioned term (American style option). As of December 31, 2015, no warrants were issued to this unaffiliated party.

Warrants:

i). Warrants relating to the follow-on offering
As of the issuance date, the fair value of the 5,000,000 warrants issued on June 6, 2014 and the 330,000 warrants issued on June 11, 2014, was estimated at $1.22 per warrant (or $1.55 without accounting for dilution effect), using the Cox, Ross and Rubinstein Binomial methodology. The assumptions used to initially calculate the fair value of the warrants were as follows:

a.  Underlying stock price of $20.00 being the follow-on share price on June 6, 2014 for the 5,000,000 warrants  and $18.50 being the share price on June 11, 2014 for the 330,000 warrants
b.  Exercise price of $25.00 based upon the warrant agreement
c.  Volatility of 90.49% based upon historical data
d.  Time to expiration of 5 years based upon the warrant agreement
e.  Risk-free interest rate based on the treasury securities with a similar term
f.  No dividends

The warrants issued in connection with the Company's follow-on offering provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. However the warrants provide for a series of round down protection features (see below) that in accordance with ASC 815-40 led to their classification as a liability since the settlement amount of the warrants may not equal the difference between the fair value of a fixed number of the Company shares and a fixed strike price. As a result, the fair value of the warrants is classified as a derivative liability and subsequent changes in fair value are recognized in the consolidated statement of comprehensive income/(loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The Company's valuation has taken into account the round down measures embedded in the warrant agreement. These measures provide for a downward adjustment of the exercise price of each warrant in the following cases:

•	Issuance of common shares: if the Company issues, sells or is deemed to have issued or sold any common shares for a consideration per share less than the exercise price of the warrants then the latter shall be reduced to match the reduced consideration per share.
•	Issuance of options or convertible securities: if the Company issues or sells any options at a strike price that is lower than the exercise price of the warrants then the latter will be reduced to match the strike price of the options. If the Company issues convertibles that end up converting at a price per share that is lower than the exercise price of the warrants then the latter will be reduced to match the conversion price per share.
•	Holder's right of alternative exercise price following issuance of certain options or convertible securities: if the Company issues or sells any options or convertible securities that are convertible into or exchangeable or exercisable for common shares at a price which varies or may vary with the market price of the common shares (Variable Price), the warrant holder shall have the right, but not the obligation, to substitute the Variable Price for the exercise price of the warrants.
•	Other events: if the Company takes any action that results in the dilution of the warrant holder not covered by the abovementioned round down protection measures (including, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company shall determine and implement an appropriate adjustment in the exercise price so as to protect the rights of the warrant holder.

The effect of the round-down protection measures on the value of the warrants was to increase their value by $0.21 per warrant (or $0.17 accounting for dilution effect).

ii). Warrants granted to the Underwriter
The fair value of the warrants granted on June 6, 2014 (warrants to purchase 30,000 shares) to AEGIS, was estimated at $1.34 per warrant (or $1.36 without accounting for dilution effect), using the Cox, Ross and Rubinstein Binominal methodology. The assumptions used to initially calculate the fair value of the warrants were as follows:

a.  Underlying stock price of $20.00 being the share price on June 6, 2014
b.  Exercise price of $25.00 based upon the warrant agreement
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

iii). Warrants relating to the provision of Investor Relation services
The fair value of the warrants granted on June 16, 2014 (warrants to purchase 8,000 shares) to the third party investor relations company, was estimated using the Cox, Ross and Rubinstein Binominal methodology as follows: $0.95 per warrant for the first tranche and $1.05 per warrant for the second tranche. The assumptions used to initially calculate the fair value of the warrants were as follows:

a.  Underlying stock price of $21.10 being the share price on June 16, 2014
b.  Exercise price of $25.00 based upon the warrant agreement
c.  Volatility of 87.55% based upon historical data
d.  Time to expiration of 2 years based upon the warrant agreement
e.  Risk-free interest rate based on the treasury securities with a similar term
f.   No dividends

The warrants granted as part of the consideration for the provision of investor relation services  provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. As a result, these warrants were initially classified in permanent equity at fair value without any subsequent re-measurement.

As of December 31, 2015 the Company has 5,330,000 warrants outstanding relating to the follow-on offering of June 6, 2014, which entitle their holders to purchase 4,743,700 of the Company's common shares. Additionally the Company has 300,000 warrants outstanding that were initially granted to AEGIS, which entitle their holders to purchase 30,000 of the Company's common shares. No warrants have been exercised in the year ending December 31, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Dividends:

No dividends were paid in the years ended December 31, 2013, 2014 and 2015.

14.	Stock Incentive Plan:

Starting on July 1, 2005 and on various grant dates (the "grant dates") thereafter, the Company granted shares pursuant to the Company's 2005 Stock Incentive Plan as from time to time amended ("the 2005 Plan"), which was adopted in April 2005 to provide incentives to certain key employees on whose initiatives and efforts the successful conduct of the Company's business depends, and who are responsible for the management, growth and protection of the Company's business. The granted shares had no exercise price and constituted a bonus in nature. In the case where restricted shares were granted, there were signed "Restricted Stock Agreements" between the Company and these employees on the respective grant dates.

The following table presents grants pursuant to the 2005 Plan's issuance from 2013 onwards which vested immediately:

Grant Date	Number of Shares	Issued to	Vesting Period
February 12, 2013	714	Chief Executive Officer	on the grant date
September 26, 2013	714	Executive Vice President	on the grant date
September 26, 2013	571	Chief Technical Officer	on the grant date
December 18, 2013	714	Chief Executive Officer	on the grant date

On April 15, 2015, the Company's Board of Directors adopted the 2015 Stock Incentive Plan, or the 2015 Plan, under which the Company's directors, officers, key employees, consultants and service providers to the Company may be granted non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other-equity based-related awards. A total of 190,000 common shares were reserved for issuance under the 2015 Plan, which is administered by the Compensation Committee of the Board of Directors.

On April 15, 2015, the Company granted 183,000 restricted shares to a nominee of Central Mare (Tankers Family Inc), a company affiliated with the family of the Company's Chief Executive Officer, under the 2015 Plan. The shares will vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $10.90.

The following table presents grants pursuant to the 2015 Plan:

Grant Date	Number of Shares	Issued to	Vesting Period
April 15, 2015	183,000	Central Mare	Over eight years

A summary of the status of the Company's non-vested shares relating to the 2015 Plan as of December 31, 2015 and movement during the year ended December 31, 2015, is presented below:

	Non-vested Shares	Fair value
As of December 31, 2014	-	-
Granted shares on April 15, 2015	183,000	$10.90
Vested shares on June 30, 2015	(22,875)	$10.30
As of December 31, 2015	160,125	$3.20	*

*As of December 31, 2015, the total unrecognized compensation cost related to non-vested share awards would be $454, over a period of 6.5 years, assuming that all future share vestings under the 2015 plan would be effected at the Company's closing stock price on December 31, 2015, i.e. at $3.20 per share, here used as an estimate of the Company's future stock price on the respective future vesting dates.

The compensation expense recognized in the years ended December 31, 2013 and 2014 was $345 and $0 respectively and is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss). The compensation expense recognized in the year ended December 31, 2015 was $131 and is included in Management fees-related parties in the consolidated statements of comprehensive income/(loss).

The total fair value of shares relating to the Company's stock incentive plan vested during the year ended December 31, 2013 was $309. No shares relating to the Company's 2005 plan were granted, vested or forfeited in 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

15.	(Loss)/Earnings Per Common Share:

All shares issued (including non-vested shares issued under the Company's stock incentive plans) are the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by relevant guidance. The denominator of the basic earnings per common share excludes any non-vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes:

•	any incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding,
•	the potential dilution that could occur if warrants to issue common stock (see Note 13) were exercised, to the extent that they are dilutive, using the treasury stock method, and
•	any shares granted and vested but not issued up to the reporting date.

The components of the calculation of basic and diluted earnings per share for the years ended December 2013, 2014 and 2015 are as follows:

	Year Ended December 31,
	2013	2014	2015
Income:
Net income/(loss)	1,408	2,896	(8,507)

Earnings per share:
Weighted average common shares outstanding, basic	243,736	1,295,811	2,019,235

Effect of dilutive securities:
Warrants	-	278,533	-
Shares granted to the CEO	714	-	-
Weighted average common shares outstanding, diluted	244,450	1,574,344	2,019,235

Basic (loss)/earnings per share	5.78	2.23	(4.21)
Diluted (loss)/earnings per share	5.76	1.84	(4.21)

For the years ended December 31, 2013 and 2014, 2,103 non-vested shares as at the end of the each period were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. These shares were cancelled in July 2015.

16.	Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are as follows:

Voyage Expenses	Year Ended December 31,
	2013	2014	2015
Port charges	18	15	27
Bunkers	125	-	27
Commissions	520	98	316
Total	663	113	370

Vessel Operating Expenses	Year Ended December 31,
	2013	2014	2015
Crew wages and related costs	-	744	3,090
Insurance	47	52	268
Repairs and maintenance	689	106	297
Spares and consumable stores	-	247	1,109
Registration and tonnage taxes (Note 18)	9	(6)	25
Total	745	1,143	4,789

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
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

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are analyzed as follows (expressed in thousands of U.S. Dollars):

Interest and Finance Costs	Year Ended December 31,
	2013	2014	2015
Gross interest on debt (Note 11)	4,505	498	503
Delos termination fee interest (Note 21)	139	116	101
Bank charges	964	28	26
Amortization and write-off of financing fees	1,835	16	538
Total	7,443	658	1,168
Less interest capitalized	-	(208)	(449)
Total	7,443	450	719

18.	Income Taxes:

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

The Company and its subsidiaries were not subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related as they qualified for the exemption of Section 883 of the Internal Revenue Code of 1986, as amended.

19.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, accounts receivable due from charterers, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of short and long term loans (see Note 11), accounts payable due to suppliers, accrued liabilities and termination fee outstanding (see Note 21) and warrants granted to third parties (see Note 13).

(a)	Interest rate risk: The Company is subject to market risks relating to changes in interest rates relating to debt outstanding under the loan facility with ABN Amro Bank on which it pays interest based on LIBOR plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company might enter into interest rate swap agreements. Furthermore the Company is exposed to floating interest rates in relation to the outstanding balance of the termination fee outstanding.

(b)	Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company limits its credit risk relating to accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

(c)	Fair value: The carrying values of accounts receivable, prepaid expenses, other receivables, accounts payable, due to/from related parties, accrued liabilities and debt from related parties are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of the credit facilities. The fair value of bank debt approximates the recorded value due to its variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full term of the loans and, hence, bank loans are considered Level 2 items in accordance with the fair value hierarchy. The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of warrants is determined using the Cox, Ross and Rubinstein Binomial methodology.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

Interest rate swap agreements

The Company entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in LIBOR rates. The Company entered into an agreement with Alpha Bank relating to an interest rate swap ("the Alpha Bank Swap"), the details of which were as follows:

Counterparty	Notional Amount December 31, 2013	Period	Effective Date	Interest Rate Payable
ALPHA BANK	$20,000	7 years	March 30, 2008	10.85%

On August 5, 2014, the Company terminated the Alpha Bank Swap. The termination fee amounted to $1,134 and was paid on the termination date. As of December 31, 2014 and 2015, the Company did not have any interest rate swap agreements in place.

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

Warrant liability

The Company's derivatives outstanding as of December 31, 2014 and 2015, are recorded at their fair values. As of December 31, 2015 the Company's derivatives consisted of 4,743,700 warrant shares outstanding, issued in connection with the Company's follow-on offering that closed on June 11, 2014 (see Note 13), as depicted in the following table:

Warrants Outstanding December 31, 2015	Warrant Shares Outstanding December 31, 2015	Term	Warrant Exercise Price	Fair Value – Liability December 31, 2015
5,330,000	4,743,700	5 years	$2.80	3,216

The following table presents the fair value of those financial liabilities measured at fair value on a recurring basis, analyzed by fair value measurement hierarchy level as of December 31, 2014 and 2015 respectively:

Warrants		Fair Value Measurement at Reporting Date
	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
As of December 31, 2014	2,599	-	-	2,599
As of December 31, 2015	3,216	-	-	3,216

The following table sets forth a summary of changes in fair value of the Company's level 3 fair value measurements for the year ended December 31, 2015:

Closing balance – December 31, 2014	2,599
Change in fair value of warrants, included in Statement of Comprehensive income/(loss)	617
Closing balance – December 31, 2015	3,216

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Derivative Financial Instruments not designated as hedging instruments:

The Company's interest rate swap did not qualify for hedge accounting. The Company estimates the fair value of its derivative financial instruments at the end of every period and reflects the resulting unrealized gain or loss during the period in (Loss)/gain on derivative financial instruments in the statement of comprehensive income/(loss) as well as presenting the fair value at the end of each period in the balance sheet.

The major unobservable input in connection with the valuation of the Company's warrants is the volatility used in the valuation model (see Note 13), which is approximated by using 5-year weekly historical observations of the Company's share price. The annualized 5-year weekly historical volatility that has been applied in the warrant valuation as of December 31, 2015 was 88.47%. A 5% increase in the volatility applied would lead to an increase of 2.8% in the fair value of the warrants. The fair value of the Company's warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs.

Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2014	Fair Value at December 31, 2015	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Value December 31, 2014	Value December 31, 2015
Warrants	2,599	3,216	Non-Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	86.71%	88.47%

Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive income/(loss) are presented below:

	Amount of (Loss)/ Gain Recognized in Statement of Comprehensive income/(loss) located in (Loss)/Gain on Derivate Financial Instruments
	2013	2014	2015
Interest rate swaps- change in fair value	2,313	651	-
Interest rate swaps– realized loss	(2,484)	(664)	-
Interest rate swaps– reversal of realized loss			225
Warrants- change in fair value	-	3,879	(617)
Total	(171)	3,866	(392)

20.	Gain on disposal of subsidiaries:

On October 16, 2013 the Company sold the shipowning subsidiaries which owned the six vessels of the Company's fleet (namely M/T's Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party, for an aggregate cash consideration of $173,000 less $135,448 in net debt and swap obligations of the shipowning companies that were assumed by the buyers. A gain from the disposal of subsidiaries of $1,591 was recognized, which is included in the Company's consolidated statement of comprehensive income/(loss).

21.	Other Non-Current Liabilities

On October 1, 2010, the Company entered into a bareboat charter agreement to lease the vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011, the Company terminated the bareboat charter agreement resulting in a termination fee of $5,750 "(the Delos Termination Fee") that remained outstanding until December 31, 2012. On January 1, 2013, the Company entered into an agreement with the owner of M/T Delos by which the Delos Termination Fee outstanding as of December 31, 2012 was divided into two tranches, "Tranche A" ($4,500) that bears interest of 3% plus Libor and "Tranche B" ($806) that does not bear interest. This agreement provided for the repayment of the remaining balances of Tranche A and Tranche B according to the following schedule.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2016	1,490	-
2017	1,500	806
Total	2,990	806

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

Finally, according to this agreement the Company pays monthly interest. On December 10, 2015, the owner of M/T Delos notified the Company that the outstanding balance of the Delos Termination Fee was immediately due and payable, since the Company had been delaying the installments as per the agreed repayment schedule.

As of December 31, 2015, the non-current part of the Delos Termination Fee is $0 ($3,106 as at December 31, 2014) while the current portion of the termination fee of $3,796 ($1,120 as at December 31, 2014) is included in Accounts payable in the accompanying consolidated balance sheets.

The fair value of the Delos Termination Fee equals its carrying amount since it is immediately due following the abovementioned notice. On January 12, 2016, Family Trading assumed the outstanding balance of the Delos Termination Fee payable as at December 31, 2015 (see Note 22).

22.	Subsequent Events

On January 12, 2016, Family Trading assumed the outstanding balance of the Delos Termination Fee that amounted to $3,796 (the "Family Trading transaction"). As consideration for the assumption of this liability, Family Trading on January 12, 2016 received 1,355,816 of the Company's common shares. The Company retains the right to buy back up to 60% of these shares at any time until December 31, 2016. This transaction was approved by a special committee of the independent directors of the Company.

On January 21, 2016, the Company took delivery of Hull No S419 (renamed to "M/T Eco Revolution"), a 39,000 dwt newbuilding product/chemical tanker constructed at the Hyundai Mipo Vinashin shipyard. The vessel's ultimate installment to the shipyard was financed by a drawdown of $22,200 from the ABN Amro facility. On January 25, 2016 the vessel commenced its' time charter agreement with BP Shipping.

On February 22, 2016, the Company effected a 1-for-10 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts as well as warrant shares eligible for purchase under the Company's warrants in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of February 22, 2016 was decreased to 3,433,711 while the par value of the Company's common shares remained unchanged at $0.01 per share. As a result of the reverse stock split, the number of shares that the holders of the Company's warrants relating to the follow-on offering of June 2014 can purchase was reduced to 4,743,700 and the exercise price of these warrants was decreased to $2.80 (also affected from the Family Trading transaction – see Note 13). Also as a consequence of the reverse stock split, the number of shares that can be purchased under the warrants that the Company's granted to AEGIS was reduced to 30,000 and the exercise price of these warrants was increased to $25.00.

On April 4, 2016, we signed a commitment letter with Nord LB Bank for a senior debt facility of up to $23,185 to fund, in part, the delivery of Hull No S414 due for delivery in the second quarter of 2016. The credit facility remains subject to the agreement and the execution of customary legal documentation. The loan will be payable in 12 consecutive quarterly installments of $511 and 16 consecutive quarterly installments of $473, commencing three months from draw down, and a balloon payment of $9,480 payable together with the last installment. The credit facility will bear interest at LIBOR plus a margin of approximately 3.44% and a commitment fee of 1% per annum will be  payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter.