Form 20-F
period 2016-12-31
TOP SHIPS INC.
filed 2017-03-14
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number 001-37889

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock, par value $0.01 per share	Nasdaq Capital Market
Preferred Stock Purchase Rights	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2016, 5,689,141 shares of common stock, par value $0.01 per share, were outstanding.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
TOP Ships Inc. desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this annual report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.
The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
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

•	our future operating and financial results;
•	oil and chemical tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;
•	our ability to take delivery of, integrate into our fleet, and employ any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;
•	the aging of our vessels and resultant increases in operation and dry-docking costs;
•	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;
•	significant changes in vessel performance, including increased vessel breakdowns;
•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;
•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;
•	changes in general economic and business conditions;
•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists;
•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;
•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values; and
•	and other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.
Any forward-looking statements contained herein are made only as of the date of this annual report, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3.	KEY INFORMATION
Unless the context otherwise requires, as used in this annual report, the terms "Company," "we," "us," and "our" refer to TOP Ships Inc. and all of its subsidiaries, and "TOP Ships Inc." refers only to TOP Ships Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Throughout this annual report, the conversion from Euros, or €, to U.S. dollars, or $, is based on the U.S. dollar/Euro exchange rate of 1.054 as of December 31, 2016, unless otherwise specified.
A.	Selected Financial Data

The following table sets forth our selected historical consolidated financial information and other operating data as of and for the periods indicated. Our selected historical consolidated financial information as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. The selected historical consolidated financial information as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2012 and 2013 is derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.
The information provided below should be read in conjunction with "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.
Following the 10-for-1 reverse stock split effected on February 22, 2016, pursuant to which every ten common shares issued and outstanding were converted into one common share, all share and per share amounts disclosed throughout this annual report, in the table below and in our consolidated financial statements have been retroactively updated to reflect this change in capital structure, unless otherwise indicated. Please see "Item 4. Information on the Company—History and Development of the Company".

	Year Ended December 31,
U.S. Dollars in thousands, except per share data	2012	2013	2014	2015	2016
STATEMENT OF COMPREHENSIVE (LOSS)/INCOME
Revenues	31,428	20,074	3,602	13,075	28,433

Voyage expenses	1,023	663	113	370	736
Bareboat charter hire expense	-	-	-	5,274	6,299
Amortization of prepaid bareboat charter hire	-	-	-	1,431	1,577
Vessel operating expenses	814	745	1,143	4,789	9,913
Management fees-related parties	2,345	1,351	703	1,621	1,824
General and administrative expenses	7,078	3,258	2,335	2,983	2,906
Other operating (income)/loss	-	-	(861)	274	(3,137)
Gain on sale of vessels	-	(14)	-	-	-
Vessel depreciation	11,458	6,429	757	668	3,467
Impairment on vessels	61,484	-	-	3,081	-
Gain on disposal of subsidiaries	-	(1,591)	-	-	-

Operating (loss)/income	(52,774)	9,233	(588)	(7,416)	4,848

Interest and finance costs	(9,345)	(7,443)	(450)	(719)	(3,093)
(Loss)/gain on derivative financial instruments	(447)	(171)	3,866	(392)	(698)
Interest income	175	131	74	-	-
Other (expense)/income, net	(1,593)	(342)	(6)	20	(5)

Net (loss)/income and comprehensive (loss)/income	(63,984)	1,408	2,896	(8,507)	1,052
Deemed dividend for beneficial conversion feature of Series B convertible preferred stock	-	-	-	-	(1, 403)
Net (loss)/income attributable to common shareholders	(63,984)	1,408	2,896	(8,507)	(351)
(Loss)/Earnings per share, basic	$(263.63)	$5.78	$2.23	$(4.21)	$(0.09)
(Loss)/Earnings per share, diluted	$(263.63)	$5.76	$1.84	$(4.21)	$(0.09)
Weighted average common shares outstanding, basic	242,708	243,736	1,295,811	2,019,235	4,028,101
Weighted average common shares outstanding, diluted	242,708	244,450	1,574,344	2,019,235	4,028,101

	As of December 31,
U.S. dollars in thousands, unless otherwise stated	2012	2013	2014	2015	2016
BALANCE SHEET DATA
Current assets	26,735	10,262	1,227	5,269	4,541
Total assets *	211,415	27,868	75,575	74,006	143,317
Current liabilities, including current portion of long-term debt *	193,630	8,605	9,334	17,577	20,033
Non-current liabilities *	4,706	4,468	23,712	22,276	76,022
Total debt	172,619	-	19,419	24,226	84,539
Mezzanine equity	-	-	-	-	1,741
Common stock	2	3	19	21	57
Stockholders' equity	13,079	14,795	42,529	34,153	45,521

* We have retroactively adjusted these amounts to account for the adoption of the ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. Refer to Note 2 (w) to the financial statements.

OTHER FINANCIAL DATA
	Year Ended December 31,
	2012	2013	2014	2015	2016
FLEET DATA
Total number of vessels at end of period (including leased vessels)	7.0	0.0	1.0	3.0	6.0
Average number of vessels(1)	7.0	5.1	0.5	2.2	5.0
Total calendar days for fleet(2)	2,562	1,852	195	810	1,812
Total available days for fleet(3)	2,546	1,852	195	805	1,812
Total operating days for fleet(4)	2,544	1,852	195	796	1,799
Total time charter days for fleet	124	-	195	796	1,799
Total bareboat charter days for fleet	2,420	1,852	-	-	-
Fleet utilization(5)	99.92%	100.00%	100.00%	98.91%	99.28%

Amounts in U.S. dollars
AVERAGE DAILY RESULTS
Time charter equivalent(6)	$11,951	$10,484	$17,892	$15,961	$15,396
Vessel operating expenses(7)	$318	$402	$5,862	$5,914	$5,470
General and administrative expenses(8)	$2,763	$1,759	$11,974	$3,684	$1,604

U.S. dollars in thousands	2012	2013	2014	2015	2016
Adjusted EBITDA(9)	$18,575	$13,715	$163	$3,058	$16,186

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

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-U.S. GAAP measures, provide additional supplemental information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The following table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2012	2013	2014	2015	2016
On a consolidated basis
Revenues	$31,428	$20,074	$3,602	$13,075	$28,433
Less:
Voyage expenses	(1,023)	(663)	(113)	(370)	(736)
Time charter equivalent revenues	$30,405	$19,411	$3,489	$12,705	$27,697
Total operating days	2,544	1,852	195	796	1,799

Average Daily Time Charter Equivalent (TCE)	$11,951	$10,484	$17,892	$15,961	$15,396

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
(9)
Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization (Adjusted EBITDA), is not a measure prepared in accordance with U.S. GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), vessel impairments, gains on sale of vessels, gains on disposal of subsidiaries and gains/losses on derivative financial instruments. Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire,  vessel impairments, gains on sale of vessels and subsidiaries) and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. This non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined in accordance with U.S. GAAP.

U.S. dollars in thousands	2012	2013	2014	2015	2016
Net (loss)/ income and comprehensive (loss)/ income	(63,984)	1,408	2,896	(8,507)	1,052

Add: Bareboat charter hire expenses	-	-	-	5,274	6,299
Add: Amortization of prepaid bareboat charter hire	-	-	-	1,431	1,577
Add: Vessel depreciation	11,458	6,429	757	668	3,467
Add: Impairment on vessel	61,484	-	-	3,081	-
Add: Interest and finance costs	9,345	7,443	450	719	3,093
Add: Loss/(gain) on derivative financial instruments	447	171	(3,866)	392	698
Less: Gain on sale of vessels	-	(14)	-	-	-
Less: Gain on disposal of subsidiaries	-	(1,591)	-	-	-
Less: Interest income	(175)	(131)	(74)	-	-

Adjusted EBITDA	18,575	13,715	163	3,058	16,186

B.	Capitalization and Indebtedness

Not Applicable.
C.	Reasons for the Offer and Use of Proceeds

Not Applicable.
D.	Risk Factors

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
The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. Please see "—The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future." Currently, all of our vessels are employed on time charters. However, changes in spot rates and time charters can affect the revenues we will receive from operations in the event our charterers default or seek to renegotiate the charter hire, and can affect the value of our vessels, even if they are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. A decline in charter hire rates will also likely cause the value of our vessels to decline.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels and changes in the supply and demand for oil, chemicals and other liquids our vessels carry. Factors affecting the supply and demand for our vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in the tanker industry conditions are also unpredictable.
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
The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. While market conditions generally improved during 2015 and 2016, continued volatility may reduce demand for transportation of oil, petroleum products and chemicals over longer distances and increase the supply of tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.
The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.
The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2016, the BDTI reached a high of 1,065 and a low of 496. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been volatile. In 2016, the BCTI reached a high of 719 and a low of 346. Although the BDTI and BCTI were 850 and 644, respectively, as of March 10, 2017, there can be no assurance that the crude oil and petroleum products charter market will increase, and the market could again decline. This volatility in charter rates depends, among other factors, on (i) the demand for crude oil and petroleum products, (ii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iii) oil refining volumes, (iv) oil prices, and (v) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.
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
The world economy continues to face a number of challenges. Concerns persist regarding the debt burden of certain European countries and their ability to meet future financial obligations and the overall stability of the euro. A renewed period of adverse development in the outlook for the financial stability of European countries, or market perceptions concerning these and related issues, could reduce the overall demand for oil and chemicals, and thus for shipping and our services, and thereby could affect our financial position, results of operations and cash available for distribution. In addition, turmoil and hostilities in the Middle East and other geographic areas and countries may negatively impact the world economy.
A general deterioration in the global economy may also cause a decrease in worldwide demand for certain goods and, thus, shipping. In the past, economic and governmental factors, together with concurrent declines in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, causing the price of our common shares to decline.

Further, the economic slowdown in China has and may continue to exacerbate the effect on us of any slowdown in the rest of the world. Specifically, China currently has one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2016 was estimated to be around 6.7%, the slowest growth rate in twenty-five years. China and other countries in the Asia Pacific region may continue to experience slow or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.
European countries have likewise experienced relatively slow growth. Over the past several years, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity, and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Worldwide economic conditions have in the past impacted, and could in the future impact, lenders' willingness to provide credit to us and our customers. In addition, a portion of the credit under our credit facilities is provided by European banking institutions. If economic conditions in Europe preclude or limit financing from these banking institutions, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.
The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and may otherwise negatively impact our business.
Global financial markets and economic conditions have been volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly to the shipping industry, due to the historically volatile values of vessels. The shipping industry, which is highly dependent on the availability of credit to finance and expand operations, has been negatively affected by this decline.
As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
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
Due to concern over the risk of climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change or the Paris Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
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
In the case of bareboat chartered-out vessels, dry-docking risks, expenses and loss of hire or freight revenue affect the bareboat charterer and not the shipowner, for the duration of the bareboat charter. In the case of our bareboat chartered-in vessels, dry-docking risks, expenses and loss of hire or freight revenue affect us. Currently we do not employ any of our vessels on bareboat charters.

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
The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in charter rates. As of March 10, 2017, newbuilding orders have been placed for an aggregate of approximately 12.4% of the existing global tanker fleet with the bulk of deliveries expected during 2017.
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
During the year ended December 31, 2016, none of our vessels have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan and Syria. However, from time to time on charterers' instructions, vessels in our fleet may call on such ports, despite provisions in our charters prohibiting charterers from calling on ports in countries that are subject to U.S., European Union and United Nations sanctions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the European Union announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 ("Implementation Day"), the United States joined the European Union and the U.N. in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.

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
The continuing conflicts in the Middle East and elsewhere, and the presence of the United States and other armed forces in Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain financing, to do so on terms unfavorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea. Sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessels.  If insurers or the Joint War Committee characterize the regions in which our vessels are deployed as "war risk" zones or "war and strikes" listed areas," respectively, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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
RISKS RELATED TO OUR COMPANY
Our operating fleet consists of six MR product tankers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.
As of the date of this annual report, our operating fleet consists of two chartered-in 49,737 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,208 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, and two 49,737 dwt product/chemical tankers, the M/T Stenaweco Excellence and M/T Nord Valiant. We have also acquired, through our wholly-owned subsidiary, Style Maritime Ltd., a 40% ownership interest in Eco Seven Inc., a Marshall Islands corporation, from Malibu Shipmanagement Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos Pistiolis, our President, Chief Executive Officer and Director, or the Lax Trust. Eco Seven currently owns the M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai Mipo Dockyard Co., Ltd., or Hyundai, on February 28, 2017. If these vessels are unable to generate revenue as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
In the future, we may enter into various contracts, including pooling arrangements, charter agreements, shipbuilding contracts and credit facilities. Currently, we have entered into charter agreements, and credit facilities. However, all of our revenues are currently derived from three charterers, Stena Weco A/S, BP Shipping Limited, and Dampskibsselskabet NORDEN A/S. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
Our bareboat charters in connection with the sale and leaseback agreements require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses, including the following:
•	maintain a consolidated leverage ratio of not more than 75%; and
•	maintain minimum free liquidity of $0.75 million per owned vessel and $0.5 million per bareboated chartered-in vessel.
As of December 31, 2016, we are in compliance with the consolidated leverage ratio and the minimum free liquidity covenants in our sale and leaseback agreements.
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

A failure by us to meet our payment and other obligations, including our financial covenant requirements, could lead to defaults under our bareboat charters in connection with our sale and leaseback agreement or any future sale and leaseback agreements. If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, the current or future owners of our leased vessels, as appropriate, could retake possession of our vessels or require us to pay down our indebtedness to a level where we are in compliance with our covenants or sell vessels in our fleet. We could lose our vessels if we default on our bareboat charters in connection with the sale and leaseback agreements, which would negatively affect our revenues, results of operations and financial condition.
Our credit facilities and the Statement of Designations of our Series C Convertible Preferred Shares contain restrictive covenants that limit our business and financing activities.
The operating and financial restrictions and covenants in our ABN Senior Credit Facility, or the ABN Facility, Norddeutsche Landesbank Girozentrale Bank of Germany Facility, or the NORD/LB Facility, and any new or amended credit facility we enter into in the future, and the Statement of Designations of our Series C Convertible Preferred Shares could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.
For example, our ABN Facility and NORD/LB Facility require the consent of our lenders to, among other things:
•	incur or guarantee indebtedness outside of our ordinary course of business;
•	charge, pledge or encumber our vessels;
•	change the flag, class, management or ownership of our vessels;
•	change the commercial and technical management of our vessels; and
•	sell or change the beneficial ownership or control of our vessels.
Likewise, pursuant to the Statement of Designations of our Series C Convertible Preferred Shares, we cannot (i) incur or guarantee indebtedness other than in the ordinary course of business and to an extent consistent with past practice and necessary and desirable for the prudent operation of our business and (ii) pay cash dividends on any shares of our capital stock (other than on our Series C Convertible Preferred Shares) without the prior written consent of the investor.
Further, our credit facilities require us to satisfy certain financial and other covenants. Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources." In general, these financial covenants require us to maintain, among other things, a minimum ratio of total net debt to the aggregate market value of our fleet and minimum free consolidated liquidity per collateralized vessel. A breach of any of these, or other, covenants in our credit facilities would prevent us from borrowing additional money under our credit facilities and could constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, may provide our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
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

Furthermore, if the estimated asset values of the vessels in our fleet decrease, such decreases may limit the amounts we can draw down under our future credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our current or future credit facilities. If funds under our current or future credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.
Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.
We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2016, we had a total indebtedness of $86.1 million, excluding deferred finance fees. Our current or future debt could have other significant consequences on our operations. For example, it could:
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
Future newbuilding projects are subject to risks that could cause delays.
We may in the future enter into additional newbuilding projects. Newbuilding construction projects are subject to risks of delay inherent in any large construction project caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, bankruptcy or other financial crisis of the shipyard, a backlog of orders at the shipyard, or any other events of force majeure. A shipyard's failure to complete the project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results as we will continue to incur other costs to operate our business.
Further, we will need to incur additional borrowings or raise capital through the sale of additional equity or debt securities to acquire any additional vessels in the future. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire other newbuilding or secondhand vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to obtain additional debt financing may be dependent on our ability to charter our vessels, the performance of our charters and the creditworthiness of our charterers.
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
We will employ our tankers and any additional vessels we may acquire in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil, petroleum products and chemicals can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.
A limited number of financial institutions hold our cash.
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
As a result of the ongoing economic downturn in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our management operations in Greece may be negatively affected.
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
Vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If any vessels we have or will acquire suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-docking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash.

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
We carry insurance for all vessels we acquire against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance (which includes environmental damage and pollution insurance coverage), freight demurrage and defense and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes.
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
Our vessels may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
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
We believe that we were a PFIC for our 2013 taxable year because we believe that at least 50% of the average value of our assets consisted of vessels which were bareboat chartered and at least 75% of our gross income was derived from vessels on bareboat charter. As a result, U.S. shareholders who owned our stock in 2013 may have been subject to adverse U.S. federal income tax consequences, which are discussed herein.
We believe that we were not a PFIC for our 2014 through 2016 taxable years and do not expect to be treated as a PFIC in subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ''passive income,'' and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
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
Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. Although we have qualified for this statutory exemption in previous taxable years and have taken this position for U.S. federal income tax return reporting purposes and we believe to qualify for the 2016 taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of our common stock, owned in the aggregate 50% or more of the vote and value of such stock, and "qualified shareholders" as defined by the Treasury regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of common stock to preclude the shares in that closely-held block that are not so owned from representing 50% or more of the value of our common stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

RISKS RELATED TO OUR COMMON SHARES
Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder's investment.
The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq Stock Market LLC, or Nasdaq. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2016, the price of our common shares experienced a high of $8.40 in August and November and a low of $1.30 in January.
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

The market price of our common shares has recently declined significantly. If the average closing price of our common shares declines to less than $1.00 over 30 consecutive trading days, our common shares could be delisted from Nasdaq or trading could be suspended.
On November 4, 2015, we received a notification of deficiency from Nasdaq Global Select Market stating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Global Select Market, with a grace period of 180 calendar days to regain compliance. We regained compliance on March 7, 2016, by affecting a one-for-ten reverse stock split of our common shares.
On January 26, 2016, we received a notification of deficiency from Nasdaq Global Select Market stating that market value of our publicly-held shares fell below certain minimum requirements for listing on the Nasdaq Global Select Market, with a grace period of 180 calendar days to regain compliance. In addition, because the market price of our common shares dropped below $5.00 per share, brokers generally prohibit shareholders from using such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.
On July 26, 2016, we received a positive determination from the Nasdaq granting approval of our request to transfer our listing to the Nasdaq Capital Market from the Nasdaq Global Select Market. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Select Market. Our common shares continue to trade under the symbol "TOPS". The Company currently fulfills the listing requirements of the Nasdaq Capital Market and the approval of the transfer cured our deficiency under Nasdaq Listing Rule 5450(b)(1)(C).
A renewed or continued decline in the closing price of our common shares on Nasdaq could result in a breach of these requirements. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, Nasdaq could commence suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors, may constitute a breach under certain of our credit agreements and constitute an event of default under certain classes of our preferred stock and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.
Finally, if the volatility in the market continues or worsens, it could have a further adverse effect on the market price of our common shares, regardless of our operating performance.
There may not be a continuing public market for you to resell our common shares.
Our common shares currently trade on Nasdaq; however, an active and liquid public market for our common shares may not continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all.
Further, lack of trading volume in our stock may affect investors' ability to sell their shares. Our common shares have been experiencing low daily trading volumes in the market. As a result, investors may be unable to sell all or any of their shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.

Certain existing stockholders, who beneficially own approximately 54.2% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.
As of March 10, 2017, the Lax Trust may be deemed to own all of the outstanding shares of Sovereign Holdings Inc., Epsilon Holdings Inc, Oscar Shipholding Ltd., Race Navigation Inc., or Race Navigation, Tankers Family Inc. and Family Trading Inc., or Family Trading, which in aggregate own approximately 54.2% of our outstanding common shares, including 2,812,500 common shares issuable upon the exercise of 1,250,000 of the 2014 Warrants (defined below) currently beneficially owned by Race Navigation and 48,649 common issuable upon the conversion of $0.05 million of outstanding debt held by Family Trading under out Amended Family Trading Credit Facility (defined blow). See also "Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders." Due to the number of shares that the Lax Trust may be deemed to own, it has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust or the family of Mr. Pistiolis may be different from your interests.
The provisions of our Series B Convertible Preferred Shares may require us to issue a large number of common shares upon conversion, which may significantly depress the trading price of our common shares and significantly dilute existing shareholders.
The conversion price that is used to determine the number of common shares issued to holders of our Series B Convertible Preferred Shares upon conversion is subject to anti-dilution adjustments and adjustments based upon the trading price of our common shares. Specifically, each Series B Convertible Preferred Share is convertible into the number of our common shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following two prices: (i) $2.80 and (ii) 85% of the lowest daily volume weighted average price, or VWAP, of our common shares over the 10 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, but in no event will the conversion price be less than $1.00. Under certain circumstances, the aforementioned adjustments may result in us issuing a large number of common shares upon conversion of the Series B Convertible Preferred Shares, which in turn could significantly depress the trading price of our common shares and significantly dilute existing shareholders. For example, assuming there are no accrued and unpaid dividends, as of March 10, 2017, the hypothetical conversion of all 611 Series B Convertible Preferred Shares outstanding at the $1.00 floor price will result in the issuance of 611,000 of our common shares, which represents approximately 7.0% of our currently outstanding common shares.
The provisions of our Series C Convertible Preferred Shares may require us to issue a large number of common shares upon conversion, which may significantly depress the trading price of our common shares and significantly dilute existing shareholders.
The conversion price that is used to determine the number of common shares issued to holders of our Series C Convertible Preferred Shares upon conversion is subject to anti-dilution adjustments and adjustments based upon the trading price of our common shares. Specifically, each Series C Convertible Preferred Share is convertible into the number of our common shares equal to the quotient of $1,000 plus any accrued and unpaid dividends, late charges and applicable make-whole amount divided by the lesser of the following two prices: (i) $3.75 and (ii) 75% of the lowest VWAP of our common shares over the 21 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, but in no event will the conversion price be less than $0.25. Under certain circumstances, the aforementioned adjustments may result in us issuing a large number of common shares upon conversion of the Series C Convertible Preferred Shares, which in turn could significantly depress the trading price of our common shares and significantly dilute existing shareholders. For example, assuming there are no accrued and unpaid dividends, as of March 10, 2017, the hypothetical conversion of all 7,500 Series C Convertible Preferred Shares outstanding at the $0.25 floor price will result in the issuance of 30,000,000 of our common shares, which represents approximately 342.3% of our currently outstanding common shares.

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
The 2014 Warrants contain anti-dilution provisions that could be triggered by the issuance of common shares in a future offering, depending on their offering price. For instance, the issuance by us of common shares for less than $1.47 per common share, which is the current fixed exercise price for the warrant shares of the 2014 Warrants, could result in an adjustment downward of the exercise price of the warrant shares of the 2014 Warrants and an increase in the number of shares each warrant is eligible to purchase above 1.70 per 2014 Warrrant. These adjustments could affect the interests of our common shareholders and the trading price for our common shares. Furthermore and following the issuance our Series C Convertible Preferred Shares and the subsequent trigger of an anti-dilution provision of our 2014 Warrants, each warrant holder currently has the option to replace the fixed exercise price with a variable exercise price, namely 75% of the lowest daily VWAP of our common shares over the 21 consecutive trading days expiring on the trading day immediately prior to the date of delivery of an exercise notice (but in no event can this variable exercise price be less than $0.25) and purchase such proportionate number of shares based on the variable price in effect on the date of exercise. If using variable exericse price of the Series C Convertible Preferred Shares, as of March 10, 2017, each 2014 Warrant has an exercise price of $1.11 and entitles its holder to purchase 2.25 common shares, as may be further adjusted. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the then current exercise price of the warrant shares of the 2014 Warrants would result in similar adjustments.
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
Our corporate affairs are governed by Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-laws, as further amended, and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.
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
Several provisions of our Third Amended and Restated Articles of Incorporation and Amended and Restated By-laws, as further amended, could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.
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
In addition, we have entered into a stockholders rights agreement, or the Stockholders Rights Agreement, that makes it more difficult for a third-party to acquire us without the support of our Board of Directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement." These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.
RISKS RELATED TO OUR RELATIONSHIP WITH OUR FLEET MANAGER AND ITS AFFILIATES
We are dependent on our Fleet Manager to perform the day-to-day management of our fleet.
Our executive management team consists of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis Ikonomou, our Executive Vice President, Chairman and Director; and Demetris Souroullas, our Chief Technical Officer. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of any vessels we may acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party affiliated with the family of Mr. Pistiolis. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager's services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:
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
Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed TOP Ships Inc. Our common stock is currently listed on Nasdaq under the symbol "TOPS." The current address of our principal executive office is 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000.
On February 6, 2014, we entered into a memorandum of agreement to purchase the M/T Stenaweco Energy, a 50,000 dwt newbuilding product/chemical tanker with a time charter, from an entity also affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd., or Hyundai Dockyard, in May 2014.
On March 19, 2014, we acquired five newbuilding vessels under construction, the M/T Stenaweco Evolution, the M/T Eco Fleet, the M/T Eco Revolution, M/T Stenaweco Excellence, and M/T Nord Valiant, through share purchase agreements we entered into with affiliates of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis and unrelated third parties. We acquired the shipbuilding contracts for these vessels for an aggregate purchase price of $43.3 million, paid as follows: $2.5 million in cash and $40.8 million in newly-issued common shares, issued at $70.00 per share. Concurrently with the share purchase agreements, we entered into an agreement to terminate the memorandum of agreement we had previously entered into on December 5, 2013 and to apply the full amount of the deposit paid under that memorandum of agreement, in the amount of $7.0 million, to reduce the purchase price under the share purchase agreements.
On April 2, 2014, our Board of Directors determined to affect a one-for-seven reverse stock split of our common shares, which was authorized at our Special Meeting of Shareholders held on February 24, 2014. The reverse stock split was affected on April 21, 2014. As a result of the reverse stock split, the number of outstanding shares decreased to 8,309,989 shares and the par value of our common shares remained unchanged at $0.01 per share.
On June 11, 2014, we completed a public offering of 1,000,000 of our common shares and warrants to purchase 500,000 of our common shares at $20.00 per common share and $0.00001 per warrant (one warrant was originally given the right to purchase one common share). The warrants had an initial exercise price of $25.00 per share (subject to adjustment), were exercisable immediately, and expire five years from the date of issuance. In addition, the underwriters partially exercised their overallotment option to purchase an additional 66,000 common shares and 33,000 warrants to purchase common shares (one warrant initially gave the right to purchase one common share). The underwriters received as compensation 300,000 representative warrants, or the Representative Warrants, to purchase our common shares with an adjustable exercise price of $25 per share. The gross proceeds from the offering were approximately $21.3 million. Race Navigation, a company wholly-owned then by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, purchased $5.0 million of the common shares and warrants in the public offering.
On June 20, 2014, we took delivery of the M/T Stenaweco Energy. We financed the payment of the final installment for the vessel by (i) entering on June 19, 2014 into a credit facility with Alpha Bank of Greece, or the Alpha Bank Facility, for an amount of $20.1 million and (ii) the proceeds of our public equity offering. On January 29, 2015, we repaid the Alpha Bank Facility in full with a portion of the proceeds from the sale of the M/T Stenaweco Energy (see below).

On January 29, 2015 and March 31, 2015, agreements were consummated for the sale and leaseback of the M/T Stenaweco Energy and M/T Stenaweco Evolution, respectively. The sale and leaseback agreements were entered into with a third party and generated gross proceeds of $57 million. The vessels have been chartered back on a bareboat basis for seven years at a bareboat hire of $8,586 per day and $8,625 per day, respectively. In addition, we have the option to buy back each vessel from the end of year three up to the end of year seven at a purchase price depending on when the option is exercised. Indicatively, if the option is exercised at the end of year three, the purchase price of either one of the vessels will be $25.9 million. We treat the sale and leaseback of the abovementioned vessels as an operating lease.
On July 15, 2015, we took delivery of the M/T Eco Fleet. We financed the payment of the final installment for the vessel by entering into the ABN Facility, under which we drew down $22.2 million.  On January 21, 2016, we took delivery of the M/T Eco Revolution and financed the payment of the final installment for the vessel by drawing down $22.2 million from the ABN Facility. On August 1, 2016, in connection with the expected delivery of the M/T Nord Valiant, we amended the ABN Facility to increase the borrowing limit to $64.4 million and added another tranche to the loan. On August 5, 2016, we drew down $20.0 million under the ABN Facility and on August 10, 2016, we took delivery of the M/T Nord Valiant. As of December 31, 2016, we had $59.8 million outstanding under the facility and no available capacity for further borrowings.
On December 23, 2015, we entered into an agreement with Family Trading, a company that is owned by the Lax Trust pursuant to which, Family Trading lent us up to $15 million under an unsecured revolving credit facility, or the Family Trading Facility, in order to fund our newbuilding program and working capital relating to our operating vessels. This facility was initially repayable in cash no later than December 31, 2016, with an option to extend the facility's repayment up to December 31, 2017. Family Trading also assumed our liabilities of approximately $3.8 million related to the early termination in 2011 of the bareboat charter for the M/T Delos that were immediately due. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Leases." As consideration for the assumption of these liabilities, Family Trading received 1,355,816 of our common shares on January 12, 2016. We had the right to buy back up to 60% of these shares at any time until December 31, 2016, which we did not exercise. On December 28, 2016, we extended the maturity of the Family Trading loan to January 31, 2017 and on January 27, 2017, we further extended its maturity to February 28, 2017. On February 21, 2017, the Family Trading Facility was extended to December 31, 2018.  See "—Recent Developments" below.
We have made the following drawdowns under the Family Trading Facility: $3.9 million in December 2015, $1.5 million in March 2016; $0.6 million in May 2016; $1.1 million in July 2016; $3.3 million in August 2016; $0.7 million in September 2016; and $1.0 million in December 2016.  We have also made the following repayments under the facility: $1.1 million in July 2016; $2.4 million in September 2016 and $4.4 million during November 2016. As of December 31, 2016, we had $4.1 million outstanding under the facility and $10.9 available capacity for further borrowings.
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
On May 11, 2016, we entered into the NORD/LB Facility to partially finance the delivery of the M/T Stenaweco Excellence. On May 13, 2016, we drew down $23.2 million under the NORD/LB Facility and on May 20, 2016, we took delivery of the M/T Stenaweco Excellence. As of December 31, 2016, we had $22.2 million outstanding under the facility and no available capacity for further borrowings.
On September 14, 2016, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a stockholders rights agreement dated as of September 22, 2016, by and between us and Computershare Trust Company, N.A., as rights agent.

On November 22, 2016, we completed a private placement of up to 3,160 Series B Convertible Preferred Shares for an aggregate principal amount of up to $3.0 million. YA II CD, Ltd, or Yorkville, purchased 1,579 Series B Convertible Preferred Shares at the initial closing of the Series B Transaction and 527 Series B Convertible Preferred Shares on November 28, 2016 for a total consideration of $2.0 million and has waived the right to purchase any additional Series B Convertible Preferred Shares. The Series B Convertible Preferred Shares are convertible into common shares pursuant to the terms of Certificate of Designation to the Series of the Series B Convertible Preferred Shares. Subsequent to December 31, 2016, we issued 854,756 common shares pursuant to conversions of 1,495 Series B Convertible Preferred Shares.  For more information about the Series B Convertible Preferred Shares, please see "Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Series B Convertible Preferred Shares." In connection with the Series B Transaction, we also entered into a registration rights agreement with Yorkville, or the Registration Rights Agreement, to provide it with certain registration rights.
Recent Developments
On January 3, and on February 7, 2017, we repaid $1.0 million and $3.0 million respectively under the Family Trading Facility.
On January 27, 2017, we extended the maturity of the Family Trading Facility to February 28, 2017.
On February 2, 2017, we entered into a common stock purchase agreement with Kalani Investments Limited, or the Investor, for the sale of up to $3.1 million of our common stock that we may sell from time to time to the Investor, over the next 24 months, or the Equity Line Offering. As of March 10, 2017, we have sold an aggregate 1,054,842 shares of our common stock to the Investor under the Equity Line Offering, with aggregate gross proceeds from the sale of $1.8 million. Pursuant to the Equity Line Offering, we also issued 22,835 common shares as a commitment fee to the Investor as consideration for entering into the Equity Line Offering representing the quotient of $46,491 (1.5% of $3,099,367) divided by $2.0360.
On February 6, 2017, we issued a 6% Original Issue Discount Promissory Note, or the Note, to the Investor at a nominal amount of $3.5 million for a consideration of $3.3 million. The Note has a mandatory redemption 100 days from issuance.
On February 14, 2017, we entered into a securities purchase agreement with a non-affiliated non-U.S. institutional investor affiliated with the Investor, pursuant to which we sold 7,500 newly issued Series C Convertible Preferred Shares to this investor, or the Series C Transaction, for $7.5 million. The Series C Convertible Preferred Shares are convertible into a number of our common shares equal to the quotient of $1,000 plus any accrued and unpaid dividends, late charges and applicable make-whole amount divided by the lesser of the following two prices: (i) $3.75 and (ii) 75% of the lowest daily VWAP of our common shares over the 21 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, but in no event will this conversion price be less than $0.25. In connection with the sale of Series C Convertible Preferred Shares, we issued 72,910 common shares as a commitment fee to the non-affiliated investor as consideration for entering into the transaction representing the quotient of $112,500 (1.5% of the purchase price of $7.5 million) divided by $1.54298. As of March 10, 2017, we have issued 0 common shares in connection with the conversions of Series C Convertible Preferred Shares.  The securities sold in this private placement will not be registered under the Securities Act of 1933, as amended, or state securities laws as of the time of issuance and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.
On February 20, 2017, we, through our wholly-owned subsidiary, Style Maritime Ltd., acquired a 40% ownership interest in Eco Seven Inc., a Marshall Islands corporation, or Eco Seven, from Malibu Shipmanagement Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust for an aggregate purchase price of $6.5 million, pursuant to a share purchase agreement, or the Eco Seven Transaction.  Eco Seven currently owns M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai on February 28, 2017. Eco Seven is also a party to a time charter agreement that commenced upon the vessel's delivery at a rate of $16,500 per day for the first three years, and at the charterer's option, $17,500 for the first optional year and $18,500 for the second optional year. The Eco Seven Transaction was approved by a special committee of the Company's board of directors, or the Transaction Committee, of which the majority of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor.

On February 21, 2017, we amended and restated the Family Trading Facility, or the Amended Family Trading Credit Facility, in order to, among other things, allow us to remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when we raise capital through the issuance of certain securities, remove the revolving feature of the facility, and extend the facility for up to three years. Specifically, under the terms of the Amended Family Trading Credit Facility, if we raise capital via the issuance of warrants, debt or equity, we are obliged to repay any amounts due under the Amended Family Trading Credit Facility and any accrued interest and fees up to the time of the issuance in cash or in shares of our common stock at Family Trading's option. Family Trading retains the right to delay this mandatory repayment at its absolute discretion. For the first six months after the execution of the facility, no more than $3.5 million can be mandatorily prepaid in cash. Subject to certain adjustments pursuant the terms of the Amended Family Trading Credit Facility, the number of common shares to be issued as repayment of the amounts outstanding under the facility will be calculated by dividing the amount redeemed by 80% of the lowest daily volume weighted average price of the common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date, or the Applicable Price, provided, however, that at no time shall the Applicable Price be lower than $0.60 per common share. The Amended Family Trading Credit Facility was approved by a special committee of the Company's board of directors, or the Special Committee, of which the majority of the directors were independent. In the course of its deliberations, the Special Committee hired and obtained a fairness opinion from an independent financial advisor.
Further, in the case where we raise capital (whether publicly or privately) and the Applicable Price is higher than the lowest of (henceforth the "Issuance Price"):
a. the price per share issued upon an equity offering of the Company;
b. the exercise price of warrants or options for our common shares;
c. the conversion price of any convertible security into our common shares; or
d. the implied exchange price of the our common shares pursuant to an asset to equity or liability to equity swap
, then the Applicable Price will be reduced to the Issuance Price. Finally, in case the Applicable Price is higher than the exercise price of the Issuer's outstanding 2014 Warrants, the Applicable Price will be reduced to the exercise price of such outstanding warrants. The Amended Family Trading Credit Facility bears interest at the rate of 10% per annum.
On February 21 and 22, 2017, we issued an aggregate 777,000 common shares as payment for $1.2 million for accrued commitment fees, extension fees and interest outstanding under the Amended Family Trading Credit Facility.
2014 Warrants
Our 2014 Warrants contain certain anti-dilution provisions, which were triggered as a result of the reverse stock split, Series B Transaction, the Equity Line Offering, Series C Transaction and Amended Family Trading Credit Facility. As of March 10, 2017, the exercise price of our outstanding 2014 Warrants was $1.47 per warrant and each warrant could buy 1.70 common shares. Also, each warrant holder could, in its sole discretion, replace the fixed exercise price with a variable exercise price currently 75% of the lowest daily VWAP of our common shares over the 21 consecutive trading days expiring on the trading day immediately prior to the date of delivery of an exercise notice (but in no event can this variable exercise price be less than $0.25) and buy a proportionate number of common shares based on the variable price in effect on the date of exercise.  If using the aforementioned variable exercise price, as of March 10, 2017, each 2014 Warrant has an exercise price of $1.11 and entitles its holder to purchase 2.25 common shares, as may be further adjusted. As of March 10, 2017, an aggregate 2,862,172 2014 Warrants have been exercised for a total issuance of 2,479,898 common shares.

B.	Business Overview

We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of the date of this annual report, our fleet consists of two chartered-in 49,737 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,208 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, and two 49,737 dwt product/chemical tankers, the M/T Stenaweco Excellence and M/T Nord Valiant. We have also acquired, through our wholly-owned subsidiary, a 40% ownership interest in Eco Seven. Eco Seven currently owns the M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai on February 28, 2017. For more information, please see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments."
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
Our Fleet
The following tables present our fleet list as of the date of this annual report:
Chartered-in fleet:
Name	Deadweight	Charterer	Charter Duration	Expiry of Firm Charter Period	Gross Rate fixed period/ options*
M/T Stenaweco Energy	49,737	Stena Weco A/S	5.5+1+1 years	February 2020	$16,500** / $17,350 / $18,100
M/T Stenaweco Evolution	49,737	Stena Weco A/S	5+1+1 years	April 2020	$16,200*** / $17,200 / $18,000

* Options may be exercised at the charterer's option.
** $14,600 commencing from January 1, 2017 until June 30, 2018. Thereafter the rate will be $16,500 until February 25, 2020.
*** $14,600 commencing from May 1, 2017 until April 30, 2018. Thereafter the rate will be $16,200 from May 1, 2018 until April 3, 2019. From April 4, 2019 to April 4, 2020 the rate will be $16,350.

Operating fleet:*

Name	Deadweight	Charterer	Charter Duration	Expiry of Firm Charter Period	Gross Rate fixed period/ options**
M/T Eco Fleet	39,208	BP Shipping Limited	3+1+1 years	July 2018	$15,200 / $16,000 / $16,750
M/T Eco Revolution	39,208	BP Shipping Limited	3+1+1 years	January 2019	$15,200 / $16,000 / $16,750
M/T Stenaweco Excellence	49,737	Stena Weco A/S	3+1+1 years	May 2019	$16,200 / $17,200 / $18,000
M/T Nord Valiant	49,737	DS Norden A/S	5+1+1 years	August 2021	$16,800 / $17,600 / $18,400

* We have also acquired, through our wholly-owned subsidiary, a 40% ownership interest in Eco Seven. Eco Seven currently owns the M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered on from Hyundai on February 28, 2017. Eco Seven is also a party to a time charter agreement that commenced upon the vessel's delivery at a rate of $16,500 per day for the first three years, and at the charterer's option, $17,500 for the first optional year and $18,500 for the second optional year. For more information, please see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments."
** Options may be exercised at the charterer's option.
Management of our Fleet
Our Fleet Manager provides all operational, technical and commercial management services for our fleet. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements."
Officers, Crewing and Employees
As of the date of this annual report, our employees include our executive officers and a number of administrative employees whose services are provided according to an agreement with Central Mare. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements." In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.
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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States. According to the International Energy Agency, global oil demand for 2016 has been revised as of December 2016 to 94.4 million barrels/day compared to 93.2 million barrels/day during 2015.
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
Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0%, which was further reduced to 0.10% as of January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Ocean-going vessels in these areas are subject to stringent emission controls, which may cause us to incur additional costs. On August 1, 2012, certain coastal areas of North America were designated ECAs and effective January 1, 2014 the United States Caribbean Sea was designated an ECA. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after the draft amendments are presented at MEPC's next session. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.  Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans, SEEMPs, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile, as defined by the Energy Efficient Design Index, or EEDI.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency, or EPA, promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Furthermore, in the United States individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
Safety Management System Requirements
The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. Additionally, May 2013 SOLAS amendments, pertaining to emergency drills, entered into force in January 2015. Several SOLAS regulations also came into effect in 2016, including regulations regarding adequate vessel integrity maintenance, structural requirements, and construction.  The Convention on Limitation for Maritime Claims, LLMC, was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.
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
In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate.  The BWM Convention enters into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the Convention will enter into force on September 8, 2017. The IMO has passed a resolution encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships. Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. At MEPC 70, MEPC updated "guidelines for approval of ballast water managements systems (G8)." G8 updates previous guidelines concerning the procedures to approve BWMS.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement, or the BSEE, issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. Furthermore, on December 20, 2016, the United States President invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard.  It is presently unclear how long this ban will remain in effect. A ban on new drilling in Canadian Arctic waters was announced simultaneously.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.
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
The United States Environmental Protection Agency, or the EPA, regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or the NOI, at least 30 days before the vessel operates in United States waters. In March 2013, the EPA re-issued the VGP for another five years, and the new VGP took effect in December 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and the 2013 VGP contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.
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
We believe we are in compliance with the EPA and the USCG regulations that require vessels to treat ballast water before it is discharged, since all our vessels have, and our new buildings will have, ballast water treatment systems.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limited greenhouse gas emissions for ships.
As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements adopted by the IMO's Marine Environmental Protection Committee, or the MEPC, in July 2011 relating to greenhouse gas emissions. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Currently operating ships are now required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session.  In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gases from large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives adopted by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or the Paris Agreement that restrict emissions of greenhouse gases from marine vessels could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
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
To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements, some of which are found in SOLAS, are:
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
Customers
Our customers include national, regional and international companies. We have historically derived a significant part of our revenue from a small number of charterers In 2016, 100% of our revenue was derived from three charterers, 54% from Stena Weco A/S, 38% from BP Shipping Limited and 8% from DS Norden A/S. In 2015, 97% of our revenue was derived from two charterers, Stena Weco A/S and BP Shipping Limited, which respectively provided 78% and 19% of our revenues, respectively. We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions.
C.	Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. We own and charter-in our vessels through wholly-owned subsidiaries that are incorporated in the Marshall Islands or other jurisdictions generally acceptable to lenders in the shipping industry. Our significant wholly-owned subsidiaries as of December 31, 2016 are listed in Exhibit 8.1 to this annual report on Form 20-F.
D.	Property, Plants and Equipment

For a list of the vessels of our fleet, please see "Item 4. Information on the Company—B. Business Overview—Our Fleet" above and for a description of our major encumbrances on our fleet please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities".
We do not own any real estate property.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our historical consolidated financial statements and their notes included in this annual report.
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
As of the date of this annual report, we have bareboat chartered-in two product/chemical tankers, own another four product/chemical tankers vessels and own a 40% ownership interest of an entity that owns one product/chemical tanker vessel. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

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
Charter Hire Expenses
Charter hire expenses represent lease payments for vessels we bareboat charter-in.
On January 29, 2015 and March 31, 2015, we entered into sale and leaseback agreements for the M/T Stenaweco Energy and M/T Stenaweco Evolution, respectively, with a duration of seven years.
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
Dry-docking Costs
Dry-docking costs relate to regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material, and the billing currency of the yard. Please see "Item 18. Financial Statements—Note 2—Significant Accounting Policies." In the case of tankers, dry-docking costs may also be affected by new rules and regulations. For further information please see "Item 4. Information on the Company—B. Business Overview—Environmental Regulations."
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

A portion of our general and administrative expenses are denominated in Euros and are therefore affected by the conversion rate of the U.S. dollar versus the Euro.
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
None of the vessels acquired in 2014 gave rise to a recognition of any intangible asset or liability associated with those acquisitions.
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
The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:
•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.
The principal factors that affect our profitability, cash flows and shareholders' return on investment include:
•	charter rates and periods of charter hire for our tankers;
•	utilization of our tankers (earnings efficiency);
•	levels of our tanker's operating expenses and dry-docking costs;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.
RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
The following table depicts changes in the results of operations for 2016 compared to 2015 and 2015 compared to 2014.
	Year Ended December 31,			Change
				YE15 v YE14			YE16 v YE15
	2014	2015	2016		$	%		$	%
	($ in thousands)
Voyage Revenues	3,602	13,075	28,433	9,473		263.0%	15,358		117.5%
Voyage expenses	113	370	736	257		227.4%	366		98.9%
Bareboat charter hire expenses	-	5,274	6,299	5,274		100.0%	1,025		19.4%
Amortization of prepaid bareboat charter hire	-	1,431	1,577	1,431		100.0%	146		10.2%
Vessel operating expenses	1,143	4,789	9,913	3,646		319.0%	5,124		107.0%
Vessel depreciation	757	668	3,467	(89)		-11.8%	2,799		419.0%
Management fees-related parties	703	1,621	1,824	918		130.6%	203		12.5%
Other operating income / (loss)	(861)	274	(3,137)	1,135		131.8%	(3,411)		-1244.9%
General and administrative expenses	2,335	2,983	2,906	648		27.8%	(77)		-2.6%
Vessels impairment charge	-	3,081	-	3,081		100.0%	(3,081)		-100.0%
Expenses	4,190	20,491	23,585	16,301		389.0%	3,094		15.1%
Operating income / (loss)	(588)	(7,416)	4,848	(6,828)		-1,161.2%	12,264		165.4%
Interest and finance costs	(450)	(719)	(3,093)	(269)		59.8%	(2,374)		330.2%
(Loss)/Gain on derivative financial instruments	3,866	(392)	(698)	(4,258)		-110.1%	(306)		78.1%
Interest income	74	-	-	(74)		100.0%	-		-
Other, net	(6)	20	(5)	26		433.3%	(25)		-125.0%
Total other (expenses) / income, net	3,484	(1,091)	(3,796)	(4,575)		-131.3%	(2,705)		247.9%
Net income/(loss)	2,896	(8,507)	1,052	(11,403)		-393.8%	9,559		112.4%

The table below presents the key measures for each of the years 2014, 2015 and 2016. Please see "Item 3. Key Information—A. Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.

	Year Ended December 31,			Change
	2014	2015	2016	YE15 v YE14	YE16 v YE15
				%	%
FLEET
Total number of vessels at end of period	1.0	3.0	6.0	200.0%	100.0%
Average number of vessels	0.5	2.2	5.0	340.0%	127.3%
Total operating days for fleet under time charters	195	796	1,799	308.2%	126%
Average TCE ($/day)	17,892	15,961	15,396	-10.8%	-3.5%

Year on Year Comparison of Operating Results
1.	Voyage Revenues

2016 vs. 2015
During the year ended December 31, 2016, revenues increased by $15.4 million, or 118%, compared to the year ended December 31, 2015. This increase was due to the employment of M/T Eco Revolution from January 26, 2016 that resulted in an increase in revenue of $5.2 million, the employment of M/T Stenaweco Excellence from May 23, 2016 that resulted in an increase in revenue of $3.6 million, the employment of M/T Eco Fleet for all of 2016 that resulted in an increase in revenue of $3.1 million (as opposed to being employed for approximately five months in the year ended December 31, 2015), the employment of M/T Nord Valiant from August 15, 2016 that resulted in an increase in revenue of $2.3 million and the employment, for all of 2016, of M/T Stenaweco Evolution that resulted in an increase in revenue of $1.6 million (as opposed to being employed for approximately nine months in the year ended December 31, 2015). These increases were offset by the absence in the year ended December 31, 2016 of a revenue claim collection from Marco Polo Seatrade B.V. relating to our sold vessels M/T Ionian Wave and M/T Tyrrhenian Wave, which amounted to $0.4 million in the year ended December 31, 2015.
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

Expenses
1.	Voyage expenses
Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.
2016 vs. 2015
During the year ended December 31, 2016, voyage expenses increased by $0.4 million, or 99%, compared to the year ended December 31, 2015. This increase was due to the fact that M/T Eco Revolution started operating from January 21, 2016 and resulted in an increase in voyage expenses of $0.2 million, M/T Stenaweco Excellence started operating on May 20, 2016 and resulted in an increase in voyage expenses of $0.1 million and M/T Nord Valiant started operating on August 10, 2016 and resulted in an increase in voyage expenses of $0.1 million.
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
2.	Bareboat charter hire expenses
2016 vs. 2015
During the year ended December 31, 2016, bareboat charter hire expenses increased by $1.0 million, or 19%, compared to year ended December 31, 2015. This increase was due to fact that M/T Stenaweco Evolution was operational throughout the year ended December 31, 2016, and resulted in an increase in bareboat charter hire expenses of $0.8 million (as opposed to operating for approximately nine months for the year ended December 31, 2015) and due to fact that M/T Stenaweco Energy was operational throughout the year ended December 31, 2016, and resulted in an increase in bareboat charter hire expenses of $0.2 million (as opposed to operating for approximately eleven months for the year ended December 31, 2015).
2015 vs. 2014
During the year ended December 31, 2015, bareboat charter hire expenses increased by $5.3 million, or 100%, compared to year ended December 31, 2014. This increase was due to fact that M/T Stenaweco Energy and M/T Stenaweco Evolution were sold and bareboat chartered-in in January 2015 and March 2015 respectively.
3.	Vessel operating expenses
2016 vs. 2015
During the year ended December 31, 2016, vessel operating expenses increased by $5.1 million, or 107%, compared to the year ended December 31, 2015. This increase was due to fact that M/T Eco Revolution started operating from January 21, 2016 and resulted in an increase in operating expenses of $1.9 million, M/T Stenaweco Excellence started operating on May 20, 2016 and resulted in an increase in operating expenses of $1.4 million, M/T Nord Valiant started operating on August 10, 2016 and resulted in an increase in operating expenses of $0.9 million, M/T Eco Fleet started operating on July 15, 2015 and resulted in an increase in operating expenses of $0.7 million (as opposed to operating for approximately five months for the year ended December 31, 2015) and M/T Stenaweco Evolution was operational for all of 2016, and resulted in an increase in operating expenses of $0.3 million (as opposed to operating for approximately nine months for the year ended December 31, 2015). These increases were offset by a $0.1 million decrease in operating expenses of M/T Stenaweco Energy in the year ended December 31, 2016 compared to the year ended December 31, 2015.

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
4.	Vessel depreciation
2016 vs. 2015
During the year ended December 31, 2016, vessel depreciation increased by $2.8 million, or 419%, compared to the year ended December 31, 2015 due to the changes in our fleet that resulted in calendar (ownership) days increasing from 810 in 2015 to 1,812 in 2016.
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
5.	Management fees—related parties
2016 vs. 2015
During the year ended December 31, 2016, management fees to related parties increased by $0.2 million, or 13%, compared to the year ended December 31, 2015. This increase was due to the fact that M/T Eco Revolution started operating from January 21, 2016 that resulted in an increase in management fees of $0.3 million, M/T Eco Fleet started operating on July 15, 2015 that resulted in an increase in management fees of $0.2 million (as opposed to operating for approximately five months for the year ended December 31, 2015), M/T Stenaweco Excellence started operating from May 20, 2016 and that resulted in an increase in management fees of $0.2 million, M/T Nord Valiant started operating from August 10, 2016 that resulted in an increase in management fees of $0.1 million and M/T Stenaweco Evolution was operational throughout the year ended December 31, 2016, that resulted in an increase in management fees of $0.1 million (as opposed to operating for approximately nine months for the year ended December 31, 2015). These increases were offset by a $0.7 million decrease in overhead management fees relating mainly to a non-recurring performance incentive fee to Central Mare in the year ended December 31, 2015 absent in the year ended December 31, 2016.
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

6.	Other operating income
During the year ended December 31, 2016 we wrote-off $3.1 million of accrued liabilities relating to old charter parties of sold vessels, mainly relating to $2.0 million of unearned revenue and $1.1 million of related brokerage commissions, as the time frame for our counterparties to claim these amounts has been time barred.
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
7.	General and administrative expenses
2016 vs. 2015
During the year ended December 31, 2016, our general and administrative expenses decreased by $0.1 million, or 2.6%, compared to the year ended December 31, 2015, mainly due to decreases of $0.1 million in legal and consulting fees, $0.1 million in audit fees and $0.1 in other general and administrative expenses, with an offsetting increase of $0.2 million in stock-based compensation expense.
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

8.	Impairment of vessels
On January 29, 2015, in connection with the sale and leaseback of M/T Stenaweco Energy, we wrote down the vessel to its fair value, resulting in an impairment charge of $3.1 million (please see "Item 18. Financial Statements—Note 5—Vessels."). We incurred no impairment charges in the year ended December 31, 2016.
9.	Interest and Finance Costs
2016 vs. 2015
During the year ended December 31, 2016, interest and finance costs increased by $2.4 million, or 330%, compared to the year ended December 31, 2015. This increase is mainly attributed to an increase of $2.6 million in loan interest expense, since in the year ended December 31, 2016 we had senior loan facilities with ABN Amro Bank and NORD/LB Bank for the financing of the vessels M/T Eco Revolution, M/T Eco Fleet, M/T Nord Valiant and M/T Stenaweco Excellence as well as the Family Trading Facility, while in the same period of 2015 we only incurred interest expense for M/T Stenaweco Energy (Alpha Bank Facility) for approximately one month. Furthermore in the year ended December 31, 2016 we had an increase of $0.2 million in other financial costs that related to commitment fees of the Family Trading Facility that were absent in the year ended December 31, 2015. These increases were offset by a $0.4 million decrease in amortization of finance fees (deferred charges) mainly due to the fact that in the year ended December 31, 2015, there was an accelerated amortization of arrangement fees of the Alpha Bank Facility that we prepaid in January 2015 and of the Atlantis Ventures facility that we paid in January 2015, both absent in the year ended December 31, 2016.

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
10.	Gain/(loss) on derivative financial instruments
2016 vs. 2015
During the year ended December 31, 2016, loss on derivative financial instruments increased by $0.3 million, or 78%, compared to the year ended December 31, 2015, mainly due to a $0.2 million reversal of a realized loss on swaps payable we wrote-off in the year ended December 31, 2015 and a loss of $0.1 million from the valuation of our ABN interest rate swaps we incurred in the year ended December 31, 2016 (please see "Item 18. Financial Statements—Note 18 - Financial Instruments").
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
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2016 and 2015, (ii) which of our vessels we believe has a basic charter-free market value below its carrying value, and (iii) the aggregate difference between carrying value and basic charter-free market value represented by such vessels.  This aggregate difference represents the approximate amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic charter-free market values. However, we are not holding our vessels for sale.
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

As we obtain information from various industry and other sources, our estimates of basic charter-free market values are inherently uncertain. In addition, vessel values are highly volatile; as such, actual results could differ from those estimates.
			Carrying Values, December 31,
	Dwt	Year Built	2015	2016
Vessels
Eco Fleet*	39,208	2015	$32.0 million	$30.9 million
Eco Revolution	39,208	2016	-	$31.7 million
Stenaweco Excellence	49,737	2016	-	$31.5 million
Nord Valiant	49,737	2016	-	$32.1 million
Total	177,890		$32.0 million	$126.2 million

*
Indicates a vessel, for which we believe, as of December 31, 2016, the basic charter-free market value is lower than the vessel's carrying value.  We believe that the aggregate carrying value of this vessel exceeds its aggregate basic charter-free market value by approximately $0.7 million as of December 31, 2016. We believe that the undiscounted projected net operating cash flows over the estimated remaining useful life for this vessel exceeds its carrying value as of December 31, 2016. As of December 31, 2015 the vessel's carrying value exceeded its basic charter-free market value.

All of our vessels are currently employed under long-term, above-market time charters. For more information, see "Business Overview—Our Fleet."  We believe that in a sale of these vessels with their charters attached, we would receive a premium over the vessels' charter-free market value.
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
Impairment of vessels: We evaluate the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of our long-lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans and overall market conditions. If there are indications for impairment present, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value.
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. During the past years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.
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

In order to perform the undiscounted cash flow test, we make assumptions about future charter rates, commissions, vessel operating expenses, dry-dock costs, fleet utilization, scrap rates used to calculate estimated proceeds at the end of vessels' useful lives and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the ten year historical averages of the one-year, three-year and five-year time charter rates) over the remaining useful life of each vessel, which we estimate to be 25 years from the date of initial delivery from the shipyard. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation derived from the most recent twenty-year average consumer price index. Effective fleet utilization, average commissions, dry-dock costs and scrap values are also based on historical data.
Due to the fact that in 2015 tanker values were increasing, we had no indicators of potential impairment and did not perform the undiscounted cash flow test. However, on January 29, 2015, in connection with and the sale and lease-back of M/T Stenaweco Energy and as per related U.S. GAAP sale and leaseback accounting guidance, prior to the sale, we wrote down the vessel to its fair value, resulting in an impairment charge of $3.1 million (please see "Item 18. Financial Statements—Note 5—Vessels.").
During 2016, due to the fact that the charter-free market value of M/T Eco Fleet was $0.7 million lower than its carrying amount, we considered that to be an indicator of potential impairment. We performed the undiscounted cash flow test for M/T Eco Fleet as of December 31, 2016 and determined that its carrying amount was recoverable.
New accounting pronouncements: See "Item 18. Financial Statements—Note 2—Significant Accounting Policies –Recent Accounting Pronouncements."
B.	Liquidity and Capital Resources

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, at the market sales, operating cash flow, long-term borrowing, related party short-term borrowings and sale of vessels. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.
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
As of December 31, 2016, we had a total indebtedness of $84.5 million, which after excluding unamortized financing fees amounts to $86.1 million.
As of December 31, 2016, our cash and cash equivalent balances amounted to $5.6 million, mainly held in U.S. Dollar accounts, $5.5 million of which are classified as restricted cash.
Working Capital Requirements and Sources of Capital
As of December 31, 2016, we had a working capital deficit (current assets less current liabilities) of $15.5 million.

On February 14, 2017, we sold 7,500 Series C convertible preferred shares to a non-affiliated non-US. Institutional investor affiliated with the Investor for $7.5 million and on February 20, 2017 we used $6.5 million of these proceeds to purchase a 40% interest in the M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker delivered from Hyundai on February 28, 2017. See "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments." The remaining balance will be available for working capital requirements.
Our operating cash flow for the year ended December 31, 2017 is expected to increase compared to the same period in 2016, as we expect to generate more revenue from employing all six of our vessels for a full financial year, as opposed to the year ended December 31, 2016, when only three vessels were employed for a full year, since M/T Eco Revolution was employed for approximately eleven months, M/T Stenaweco Excellence was employed for approximately seven months and M/T Nord Valiant was employed for approximately four months.
We expect to finance our working capital deficit through cash flows generated from operations, and drawdowns from the Amended Family Trading Credit Facility that was amended and further extended up to December 31, 2018, and currently has an undrawn balance of $14.9 million. Furthermore, we believe we may receive dividends from our 40% interest in the M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker delivered from Hyundai on February 28, 2017, source additional funds from sales of our stock under our Equity Line Offering and from other equity or debt offerings.
Cash Flow Information
Unrestricted cash and cash equivalents were $2.7 million and $0.1 million as of December 31, 2015 and 2016 respectively.
Net Cash from Operating Activities.
Net cash used in operating activities increased by $8.1 million, or 583%, for 2016 to $6.7 million, compared to $(1.4) million for 2015. Net cash used in operating activities increased by $1.4 million, or 50%, for 2015 to $(1.4) million, compared to $(2.8) million for 2014
In determining net cash provided by/(used in) operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, vessel impairment charges, loss on sale of fixed assets, share based compensation and unrealized gains and losses on derivative financial instruments.
Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2016 totaled $3.1 million. This consisted mainly of $3.6 million of depreciation expenses; $1.6 million of amortization of prepaid bareboat charter hire; $0.7 million unrealized loss from the valuation of derivative financial instruments; $0.2 million of amortization and write offs of deferred financing costs and $0.2 million relating to share-based compensation, offset by a non-cash gain of $3.2 million.  The cash inflow from operations resulted mainly from a $3.0 million increase in current liabilities, offset by a $0.5 million increase in current assets.
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

Net Cash from Investing Activities.
Net cash used in investing activities in the year ended December 31, 2016 was $77.1 million, consisting mainly of $73.4 million cash paid for vessels under construction and a $3.7 million increase in restricted cash.
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
Net Cash from Financing Activities.
Net cash provided by financing activities in the year ended December 31, 2016 was $ 67.8 million, consisting of $65.4 million of proceeds from long term debt ($42.2 million from the ABN Facility and $23.2 million from the NORD/LB Facility), $5.8 million of proceeds from warrants exercised, $2.0 million of proceeds from the issuance of Series B convertible preferred stock and $0.2 million of net proceeds from related party debt (Family Trading Facility). These inflows were partially offset by $5.1 million of scheduled debt repayments, $0.4 payments of financing costs and $0.1 payments of Series B convertible preferred stock issuance costs.
Net cash provided by financing activities for 2015 was $4.9 million, consisting of $28.3 million of proceeds from debt ($22.2 million from the ABN Facility, $2.3 million from the Atlantis Facility and $3.8 million from the Family Trading Facility). These were partially offset by $21.7 million of prepayment of the Alpha Bank and Atlantis Ventures facilities, $1.0 million of payments for financing costs, $0.5 million of scheduled debt repayments and by $0.2 million of issuance costs relating to the follow-on offering we priced on June 6, 2014.
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

On June 19, 2014, our subsidiary entered into a senior secured facility with Alpha Bank A.E. of Greece for $20.1 million. The credit facility was entered into for the financing of the vessel M/T Stenaweco Energy and was repayable in 20 consecutive semi-annual installments of $0.7 million each, commencing November 28, 2014 plus a balloon installment of $6.0 million payable together with the last installment in May 2024. The facility had an interest rate of LIBOR plus a margin of 3.75%. On January 29, 2015, we repaid this facility in full with a portion of the proceeds from the sale of the M/T Stenaweco Energy.
B	Atlantis Ventures Facility

On January 2, 2015, we entered into an unsecured credit facility with Atlantis Ventures Ltd, a related party affiliated with the family of our Chief Executive Officer, for $2.3 million that was used to pay the penultimate shipyard installment for the M/T Stenaweco Evolution. We had undertaken to repay the loan within 12 months of its receipt. The drawdown of the loan took place on January 5, 2015 and the loan was repaid on January 30, 2015. The loan had an interest rate of 8% per annum, with the first six months being interest-free (see "Item 18. Financial Statements—Note 10—Long term debt.").

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
On August 1, 2016, we amended the ABN Facility to increase the borrowing limit to $64.4 million and added another $20 million tranche to the loan, "Tranche C", which is secured by vessel M/T Nord Valiant. Tranche C is repayable in 12 consecutive quarterly installments of $0.6 million each and 12 consecutive quarterly installments of $0.4 million each, commencing on November 2016, plus a balloon installment of $9.1 million payable together with the last installment in August 2022. Apart from the inclusion of M/T Nord Valiant as a collateralized vessel and the reduction of the margin to 3.75% (applicable only to Tranche C), no other material changes were made to the ABN Facility.
We drew down $21.0 million under the ABN Facility on July 13, 2015 to finance the last shipyard installment of M/T Eco Fleet and another $1.2 million on September 30, 2015. Furthermore, we drew down $22.2 million under the ABN Facility on January 15, 2016 to finance the last shipyard installment of M/T Eco Revolution. Finally, on August 5, 2016 we drew down $20.0 million under the Tranche C of the ABN facility to partly finance the last shipyard installments of M/T Nord Valiant (see "Item 18. Financial Statements—Note 10—Long term debt.").
The ABN Facility contains various covenants, including (i) an asset cover ratio of 130%, (ii) a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $0.75 million per collateralized vessel. Additionally, the ABN Facility contains restrictions on our and our shipowning subsidiaries ability to incur further indebtedness or guarantees. It also restricts us and our shipowning companies from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.
The ABN Facility is secured as follows:
•	First priority mortgage over M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant;
•	Assignment of insurance and earnings of the mortgaged vessels;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of TOP Ships Inc.;
•	Pledge of the shares of the shipowning subsidiaries; and
•	Pledge over the earnings account of the vessels.

The outstanding balance of the ABN Facility was $21.7 million and $59.8 million as of December 31, 2015 and 2016 respectively (excluding deferred finance fees). As of the date of this annual report, we are in compliance with the covenants contained in the ABN Facility.

d)	NORD/LB Facility

On May 11, 2016, we entered into the NORD/LB Facility for $23.2 million for the financing of the vessel M/T Stenaweco Excellence. The credit facility is repayable in 28 consecutive quarterly installments of $0.5 million, commencing in August 2016, plus a balloon installment of $9.5 million payable together with the last installment in May 2023. We drew down $23.2 million under the NORD/LB Facility on May 13, 2016 to finance the last shipyard installment of the M/T Stenaweco Excellence. The NORD/LB Facility bears interest at LIBOR plus a margin of 3.43% (see "Item 18. Financial Statements—Note 10—Long term debt.").
The facility contains various covenants, including (i) an asset cover ratio of 125% for the first three years and 143% thereafter, (ii) a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $0.75 million per collateralized vessel and $0.5 million per bareboated chartered-in vessel. Additionally, the facility contains restrictions on our and our shipowning company incurring further indebtedness or guarantees. It also restricts us and our shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.
The facility is secured as follows:
•	First priority mortgage over M/T Stenaweco Excellence;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of TOP Ships Inc.;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

The outstanding balance of the NORD/LB Facility was $22.1 million as of December 31, 2016 (excluding deferred finance fees). As of the date of this annual report, we are in compliance with the covenants contained in the NORD/LB Facility.
e)	Family Trading Facility

On December 23, 2015, we entered into the Family Trading Facility with Family Trading, a related party affiliated with the family of our Chief Executive Officer, for up to $15 million to be used to fund our newbuilding program and working capital relating to our operating vessels (see "Item 18. Financial Statements—Note 10—Long term debt."). This facility had a fixed interest rate of 9%. The balance of the Family Trading Facility was $3.9 million and $4.1 million as of December 31, 2015 and 2016 respectively (see "Item 18. Financial Statements—Note 10—Long term debt.").
On February 21, 2017, we amended the Family Trading Facility and entered into the Amended Family Trading Credit Facility. For more information, please see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments."
f)	The Note

On February 6, 2017, we issued the Note to the Investor at a nominal amount of $3.5 million for consideration of $3.3 million. The Note has a mandatory redemption 100 days from issuance and the Note bears interest at 6.0% per annum, subject to adjustment from time to time.

Operating Leases
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
The abovementioned sale and leaseback transactions contain customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. Finally, as a consequence of the sale and leaseback agreements, we must maintain a consolidated leverage ratio of not more than 75% and maintain minimum free liquidity of $0.75 million per owned vessel and $0.5 million per bareboated chartered-in vessel. As of December 31, 2016, we are in compliance with the consolidated leverage ratio and the minimum free liquidity covenants.
We have treated each sale and leaseback of the abovementioned vessels as an operating lease (please see "Item 18. Financial Statements—Note 7—Leases.").
Future minimum lease payments:
Our future minimum lease payments required to be made, relating to the bareboat chartered-in vessels at December 31, 2016, are as follows:
Year ending December 31,	Bareboat Charter Lease Payments ($ millions)
2017	6.3
2018	6.3
2019	6.3
2020	6.3
2021	6.3
2022	1.0
Total	32.5

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.
D.	Trend Information

For industry trends, refer to industry disclosure under "Item 4. Information on the Company—B. Business Overview."
E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2016 in millions of U.S. dollars:
		Payments due by period
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) (i) Long term debt A	$82.0	$8.3	$15.5	$23.9	$34.3
(ii) Interest B	$16.4	$4.0	$6.8	$4.9	$0.7
(2) (i) Short term debt C	$4.1	$4.1	-	-	-
(ii) Interest D	$-	$-	-	-	-
(3) Operating leases E	$32.5	$6.3	$12.6	$12.6	$1.0
(4) Vessel Management Fees to CSM F	$4.8	$2.1	$2.7	-	-
Total	$139.8	$24.8	$37.6	$41.4	$36.0

A.
Relates to the principal repayments of $22.2 million under our NORD/LB Facility and $59.8 million under our ABN Facility (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").

B.
Relates to estimated interest payments on our ABN Facility and NORD/LB Facility, based on our average outstanding debt. In the case where the LIBOR rate is not hedged via our Interest Rate Swap agreements, we have assumed a LIBOR of 1% going forward (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities" and "Item 11. Quantitative and qualitative disclosures about market risk—Interest Rate Risk").

C.
Relates to the principal repayments under the Family Trading Facility, assuming no further drawdowns.  (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").

D.
Relates to estimated interest payments under the Family Trading Facility, assuming no further drawdowns. (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").

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

Other Contractual Obligations:
We have entered into separate agreements with Central Mare, a related party affiliated with the family of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, pursuant to which Central Mare furnishes our four executive officers. These agreements were entered into in exchange for terminating prior employment agreements. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Mare Letter Agreement, Management Agreements, and Other Agreements."

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
Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.
Name	Age	Position
Evangelos J. Pistiolis	44	Director, President, Chief Executive Officer
Vangelis G. Ikonomou	52	Director, Executive Vice President and Chairman of the Board
Alexandros Tsirikos	43	Director, Chief Financial Officer
Demetris P. Souroullas	54	Chief Technical Officer
Konstantinos Karelas	44	Independent Non-Executive Director
Alexandros G. Economou	43	Independent Non-Executive Director
Per Christian Haukenes	40	Non-Independent Non-Executive Director
Paolo Javarone	43	Independent Non-Executive Director

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

Vangelis G. Ikonomou is our Executive Vice President and Chairman and has served on our Board of Directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Master's degree in Shipping Trade and Finance from the City University Business School in London, a bachelor's degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.
Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos is a U.K. qualified Chartered Accountant (ACA) and has been employed with TOP Ships Inc. since July 2007 as our Corporate Development Officer. Prior to joining TOP Ships Inc., Mr. Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team, thereby drawing experience both from consulting as well as auditing. As a member of PwC's Advisory team, he led and participated in numerous projects in the public and the private sectors, including strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the PwC's Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master's of Science in Shipping Trade and Finance from City University of London and a bachelor's degree with honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.
Demetris P. Souroullas is our Chief Technical Officer and has been with the Company since 2007. Prior to joining the Company, from 2001 until 2007 Mr. Souroullas was the Chief Executive Officer of the fleet of Admibros Shipmanagement Co. Ltd and the Technical and General Manager of LMZ Transoil Shipmanagement S.A. Mr. Souroullas also previously worked with the Cyprus Bureau of Shipping where he started in 1988 as a Surveyor and left in 2001 as the Head of Classification. Mr. Souroullas holds a Master's degree in Naval Architecture from the University of Newcastle upon Tyne, and a bachelor's degree in Maritime Technology from the University of Wales Institute of Science and Technology.
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
Per Christian Haukenes has served on our Board of Directors since September 1, 2014. From 2013 until he left in January 2016, Mr. Haukenes was one of the founding partners of Navis Finance AS, a corporate advisory firm in Norway. Prior to that, Mr. Haukenes was the Head of Shipping and Rig Corporate Department of Platou Markets ASA. From 2005 to 2009, Mr. Haukenes worked for Pareto Securities AS, where he originated a new division to provide ship owners with full range of corporate services. Prior to joining Pareto, Mr. Haukenes worked for Fearnleys and Imarex ASA in Norway and Adcore Management Consulting in San Francisco, California. Currently Mr. Haukenes is heading Bravo Capital, an investment and consulting boutique based in Norway. Mr. Haukenes holds a Master's degree in Business and Administration from Norway (Sivilokonom) and a bachelor's degree in Finance from University of San Francisco.

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

During the fiscal year ended December 31, 2016, we paid to the members of our senior management and to our director's aggregate compensation of $1.8 million. We do not have a retirement plan for our officers or directors.
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
If our Chief Executive Officer's employment is terminated without cause, he is entitled to certain personal and household security costs. If he is removed from our Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination. In the event of a change of control, the Chief Executive Officer is entitled to receive a cash payment of five million Euros. The agreement also contains death and disability provisions. In addition, the Chief Executive Officer is subject to non-competition and non-solicitation undertakings.
Under the terms of the agreement for the provision of our Executive Vice President and Chairman, we are obligated to pay annual base salary and additional incentive compensation as determined by our Board of Directors. The initial term of the agreement expired on August 31, 2011 and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.
If our Executive Vice President and Chairman is removed from our Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination. In the event of a change of control, he is entitled to receive a cash payment of three years' annual base salary. The agreement also contains death and disability provisions. In addition, our Executive Vice President and Chairman is subject to non-competition and non-solicitation undertakings.
Under the terms of the agreement for the provision of our Chief Financial Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2012, and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.
If our Chief Financial Officer is removed from our Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination. In the event of a change of control, our Chief Financial Officer is entitled to receive a cash payment equal to three years' annual base salary and 785 of our common shares. The agreement also contains death and disability provisions. In addition, our Chief Financial Officer is subject to non-competition and non-solicitation undertakings.

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
Equity Incentive Plan
On April 15, 2015, our Board of Directors adopted the 2015 Stock Incentive Plan, or the 2015 Plan, under which our directors, officers, key employees as well as consultants and service providers may be granted non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other-equity based-related awards. A total of 190,000 common shares were reserved for issuance under the 2015 Plan, which is administered by the Compensation Committee of our Board of Directors.
On April 15, 2015, we granted 183,000 restricted shares to Central Mare under the 2015 Plan. The shares will vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $10.90.
On June 30, 2015, 22,875 shares of the 2015 Plan vested. The fair value of each share on the vesting date was $10.30.
On June 30, 2016, 22,875 shares of the 2015 Plan vested. The fair value of each share on the vesting date was $1.69.
C.	Board Practices

Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have three executive directors, three independent non-executive directors and one non- independent non-executive director. The term of our Class I directors, Konstantinos Karelas, Per Christian Haukenes and Evangelos J. Pistiolis expire at the annual general meeting of shareholders in 2017. The term of our Class II directors, Paolo Javarone and Alexandros Economou, expire at the annual general meeting of shareholders in 2018. The term of our Class III directors, Alexandros Tsirikos and Vangelis G. Ikonomou, expire at the annual general meeting of shareholders in 2019.
Committees of our Board of Directors
We currently have an audit committee composed of three independent members, which are responsible for reviewing our accounting controls and recommending to our Board of Directors, the engagement of our outside auditors. Konstantinos Karelas, Alexandros Economou (Chairman) and Paolo Javarone, whose biographical details are included in Item 6 of this Annual Report, are the members of the audit committee, and our Board of Directors has determined that they are independent under the Nasdaq corporate governance rules.
Our compensation committee and nominating and governance committees are currently composed of the following three members: Konstantinos Karelas, Alexandros Economou and Paolo Javarone. The compensation committee carries out our Board of Directors' responsibilities relating to compensation of our executive and non-executive officers and provides such other guidance with respect to compensation matters as the committee deems appropriate. The nominating and governance committee assists our Board of Directors in: (i) identifying, evaluating and making recommendations to our Board of Directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill vacancies on our Board of Directors; (ii) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to the Company; and (iii) reviewing the overall corporate governance of the Company and recommending improvements to our Board of Directors from time to time.

As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. domestic companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on Nasdaq, please see Item 16G of this Annual Report.
D.	Employees

We have only one direct employee while our four executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2014, 2015 and 2016, we employed 23, 68 and 131 sea going employees, indirectly through our sub-managers.
E.	Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of March 10, 2017, held by: (i) each person or entity that we know beneficially owns 5% or more of our common stock and (ii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held. The following information gives effect to a one-for-ten reverse stock split of our common shares effected on February 22, 2016.

Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class
Lax Trust (1)	6,297,700	54.2%
Other Executive Officers and Directors as a group(2)	1,451	*	%
_________
*	Individually own less than one percent.
(1)
The above information is derived, in part, from the Schedule 13D/A filed with the SEC on March 1, 2017 as updated for subsequent corporate events. The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The above percentage ownership is based on 11,625,771 of our common shares outstanding, which is calculated by taking the sum of (i) 8,764,622 common shares outstanding, (ii) 2,812,500 common shares issuable upon the exercise of all of the 1,250,000 2014 Warrants currently beneficially owned by Race Navigation, and (iii) 48,649 common shares issuable upon the conversion of $0.05 million of outstanding debt held by Family Trading under the Amended Family Trading Credit Facility.

(2)	Does not include common shares that may be deemed to be beneficially owned by Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, as described in footnote (1) above.

As of March 10, 2017, we had 15 shareholders of record, 7 of which were located in the United States and held an aggregate of 5,504,340 shares of our common stock, representing 62.8% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., which held 5,493,292 shares of our common stock as of March 10, 2017. We believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.	Related Party Transactions

Please see "Item 18. Financial Statements—Note 6—Transactions with Related Parties."
Newbuilding Acquisitions
On February 6, 2014, we entered into a memorandum of agreement with Million Hope Maritime S.A., an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, to purchase the M/T Stenaweco Energy scheduled to be delivered, with a time charter attached, from Hyundai Dockyard on June 20, 2014. On April 24, 2014, we entered into Addendum No. 1 to this memorandum of agreement. The purchase price of the vessel was $38.3 million, payable as follows: $7.4 million was paid on December 16 and 19, 2013 under the previously terminated memorandum of agreement dated December 16, 2013; $3.5 million was paid on February 14, 2014 and $27.4 million was paid on delivery of the vessel on June 20, 2014.
On March 19, 2014, pursuant to four separate share purchase agreements we entered into with affiliates of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, along with unaffiliated third parties, we acquired the five vessel-owning companies which (i) were parties to the shipbuilding contracts for the M/T Stenaweco Evolution, M/T Eco Fleet, and M/T Eco Revolution and (ii) were parties to the shipbuilding contracts for the M/T Stenaweco Excellence and M/T Nord Valiant, in exchange for a total consideration of $43.3 million, paid in the form of $2.5 million in cash and 583,321 newly-issued common shares. Specifically, pursuant to the share purchase agreements, we acquired:
•
100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which were parties to shipbuilding contracts with Hyundai Dockyard for the construction of the M/T Eco Fleet and the M/T Stenaweco Evolution, respectively, for an aggregate purchase price of $14.7 million. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited were each party to a time charter agreement to commence upon the respective vessel's delivery. Concurrently, we agreed to terminate the memorandum of agreement we had previously entered into on December 5, 2013 with Monte Carlo 37 Shipping Company Limited for the M/T Eco Fleet, and to apply the full amount of the deposit paid under that memorandum of agreement, in the amount of $7.0 million, to reduce the purchase price under the share purchase agreement.

•
100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which was party to a shipbuilding contract with Hyundai Dockyard for the construction of the M/T Stenaweco Excellence, for a purchase price of $11.0 million. Monte Carlo Seven Shipping Company Limited was party to a time charter agreement to commence upon the vessel's delivery.

•
100% of the share capital of Monte Carlo LAX Shipping Company Limited, an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which was party to a shipbuilding contract with Hyundai Dockyard for the construction of the M/T Nord Valiant, for a purchase price of $10.8 million. Monte Carlo LAX Shipping Company Limited was party to a time charter agreement to commence upon the vessel's delivery.

•
100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which was a party to a shipbuilding contract with Hyundai Dockyard for the construction of the M/T Eco Revolution for a purchase price of $6.8 million. Monte Carlo 39 Shipping Company Limited was party to a time charter agreement to commence upon the vessel's delivery.

Our President, Chief Executive Officer and Director, Evangelos J. Pistiolis owned the majority of the shares of each of the vessel-owning companies we acquired pursuant to these share purchase agreements.
On February 20, 2017, we entered into the Eco Seven Transaction. For more information, please see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments."
Central Mare Letter Agreement, Management Agreements, and Other Agreements:
On May 12, 2010, our Board of Directors agreed to outsource all of the commercial and technical management of our vessels to Central Mare. Since July 1, 2010, Central Mare performed all operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement, or the Letter Agreement, between Central Mare and the Company as well as management agreements agreed to between Central Mare and our vessel-owning subsidiaries. Furthermore, the Letter Agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under SEC and Nasdaq rules and regulations and information-system related services. This Letter Agreement had an initial term of five years after which it would continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination.
On September 1, 2010, we entered into separate agreements with Central Mare pursuant to which Central Mare furnishes our executive officers to us.
On October 16, 2013, following the sale of the shipowning subsidiaries which owned the six vessels of our fleet, the Letter Agreement was amended so that for the period when we did not have any ships, Central Mare was entitled to a monthly retainer of $15,000 in relation to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under SEC and Nasdaq rules and regulations and information-system related services.
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
The New Letter Agreement can only be terminated on eighteen months' notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement. Pursuant to the New Letter Agreement, as well as management agreements between CSM and our vessel-owning subsidiaries, we pay a technical management fee of $572 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $312 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the management agreements provide for payment to CSM of: (i) $520 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels and (iv) a commission of 0.2% on derivative agreements and loan financing or refinancing. CSM will also perform supervision services for all of our newbuilding vessels while the vessels are under construction, for which we will pay CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

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
Atlantis Ventures Ltd unsecured loan
On January 2, 2015, we entered into an unsecured credit facility with Atlantis Ventures Ltd, a related party affiliated with the family of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, for $2.3 million that was used to pay the penultimate shipyard installment for the M/T Stenaweco Evolution. We had undertaken to repay the loan within 12 months of its receipt. The drawdown of the loan took place on January 5, 2015 and was repaid on January 30, 2015. The loan had a fixed interest rate of 8% per annum, with the first six months being interest-free.
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
Family Trading revolving credit facility and assumption of liabilities
On December 23, 2015, we entered into an unsecured revolving credit facility with Family Trading for up to $15 million to be used to fund our newbuilding program and working capital relating to our operating vessels (see Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities). Family Trading also assumed the outstanding balance of the M/T Delos termination fee (See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Leases") that amounted to $3.8 million that was immediately due. As consideration for the assumption of this liability, on January 12, 2016, Family Trading received 1,355,816 of our common shares. We had the right to buy back up to 60% of these shares at any time until December 31, 2016, which we did not exercise. This transaction described above was approved by a special committee of our independent directors.
For a history of drawdowns and repayments under the facility, see "Item 4. Information on the Company—A. History and Development of the Company."
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
Dividend Distribution Policy
The declaration and payment of any future special dividends shall remain subject to the discretion of our Board of Directors and shall be based on general market and other conditions including our earnings, financial strength and cash requirements and availability.  Further, pursuant to the Statement of Designations of our Series C Convertible Preferred Shares, we cannot pay cash dividends on any shares of our capital stock (other than on our Series C Convertible Preferred Shares) without the prior written consent of the investor.
B.	Significant Changes
All significant changes have been included in the relevant sections.
ITEM 9.	THE OFFER AND LISTING.
A.	Offer and Listing Details

Price Range of Common Stock
The trading market for our common stock is Nasdaq, on which the shares are listed under the symbol "TOPS." The following table sets forth the high and low market prices for our common stock for the periods indicated. All share prices have been adjusted to account for all reverse stock splits, the latest being the 1-for-10 reverse stock split of our common shares effected on February 22, 2016. The high and low market prices for our common stock for the periods indicated were as follows:
	HIGH	LOW
For the Fiscal Year Ended December 31, 2016	$8.40	$1.30
For the Fiscal Year Ended December 31, 2015	$17.90	$2.70
For the Fiscal Year Ended December 31, 2014	$86.80	$10.10
For the Fiscal Year Ended December 31, 2013	$205.10	$49.00
For the Fiscal Year Ended December 31, 2012	$364.00	$61.60

For the Quarter Ended

December 31, 2016	$8.40	$2.00
September 30, 2016	$8.40	$1.49
June 30, 2016	$3.44	$1.44
March 31, 2016	$4.44	$1.30
December 31, 2015	$9.90	$2.70
September 30, 2015	$13.00	$7.90
June 30, 2015	$14.10	$9.80
March 31, 2015	$17.90	$9.60

For the Month
March 2017 (through March 10, 2017)	$2.17	$1.30
February 2017	$4.95	$2.00
January 2017	$2.68	$2.02
December 2016	$3.35	$2.25
November 2016	$8.40	$2.00
October 2016	$3.67	$2.46
September 2016	$4.82	$3.10
August 2016	$8.40	$3.66

B.	Plan of Distribution

Not applicable
C.	Markets

Shares of our common stock trade on Nasdaq under the symbol "TOPS."
D.	Selling Shareholders

Not applicable.
E.	Dilution

Not applicable.
F.	Expenses of the Issue

Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not applicable.
B.	Memorandum and Articles of Association

Purpose
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws, as further amended, do not impose any limitations on the ownership rights of our shareholders.
Authorized Capitalization
Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 8,764,622 shares were issued and outstanding as of March 10, 2017 and 20,000,000 preferred shares with par value of $0.01, of which 611 Series B Convertible Preferred Shares and 7,500 Series C Convertible Preferred Shares are issued and outstanding as of March 10, 2017, respectively. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.
On September 14, 2016, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of September 22, 2016, by and between us and Computershare Trust Company, N.A., as rights agent, described below under the section entitled "—Stockholders Rights Agreement". In connection with the Stockholders Rights Agreement, we designated 1,000,000 shares as Series A Participating Preferred Stock, none of which are outstanding as of the date of this annual report.

As of March 10, 2017, there were also (i) 2,467,828 2014 Warrants outstanding, with each warrant currently having an exercise price of the lesser of $1.47 or 75% of the lowest daily VWAP of our common shares over the 21 consecutive trading days expiring on the trading day immediately prior to the date of delivery of an exercise notice (but in no event will the exercise price be less than $0.25), and entitling its holder to purchase 1.70 common shares or such proportionate number of common shares based on the variable price in effect on the date of exercise, as applicable and as may be further adjusted (if using the aforementioned variable exercise price, as of March 10, 2017, each 2014 Warrant has an exercise price of $1.11 and entitles its holder to purchase 2.25 common shares, as may be further adjusted) and (ii) 300,000 representative warrants outstanding entitling their holders to purchase 30,000 shares at an exercise price of $25 per share, as may be further adjusted.
Description of Common Shares
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares that we may issue in the future.
Description of Preferred Shares
Our Third Amended and Restated Articles of Incorporation authorize our Board of Directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series, and the voting rights, if any, of the holders of the series.
Description of Series B Convertible Preferred Shares
On November 22, 2016, we completed a private placement of up to 3,160 Series B Convertible Preferred Shares for an aggregate principal amount of up to $3.0 million. Yorkville purchased 1,579 Series B Convertible Preferred Shares at the initial closing of the Series B Transaction and 527 Series B Convertible Preferred Shares on November 28, 2016 for a total of $2.0 million. Yorkville waived the right to purchase any additional Series B Convertible Preferred Shares. The following description of the Series B Convertible Preferred Shares is subject to and qualified in its entirety by reference to the securities purchase agreement, Certificate of Designation of the Series B Convertible Preferred Shares and Registration Rights Agreement entered into in connection with the Series B Transaction. Copies of the securities purchase agreement, Certificate of Designation of the Series B Convertible Preferred Shares and Registration Rights Agreement have been incorporated by reference into this annual report. The waiver agreement was filed as an exhibit to our Report on Form 6-K filed with the SEC on January 10, 2017. We suggest that you read the complete text of the securities purchase agreement, Certificate of Designation of the Series B Convertible Preferred Shares, and Registration Rights Agreement and the waiver agreement.
Conversion.  Each holder of Series B Convertible Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series B Convertible Preferred Shares then held by such holder into our common shares at the conversion rate then in effect. Each Series B Convertible Preferred Share is convertible into the number of our common shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following two prices: (i) $2.80 and (ii) 85% of the lowest daily VWAP of the Company's common shares over the ten consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, but in no event will the conversion price be less than $1.00.

Limitation on Beneficial Ownership. The Series B Convertible Preferred Shares may not be converted if, after giving effect to the conversion, a holder together with certain related parties would beneficially own in excess of 4.99% of our outstanding common shares. At each holder's option, the cap may be waived upon 61-days' prior notice to us
Voting.  The holders of Series B Convertible Preferred Shares are entitled to such number of votes as is equal to the number of our common shares then issuable upon a conversion of each Series B Convertible Preferred Share (subject to the ownership limitation of 4.99%) on all matters submitted to a vote of the stockholders of the Company.  The holders of Series B Convertible Preferred Shares and the holders of our common shares shall vote together as one class on all matters submitted to a vote of shareholders of the Company. The holders of Series B Convertible Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.
Distributions.  Upon any liquidation, dissolution or winding up of the Company, the holders of Series B Convertible Preferred Shares shall be entitled to receive an aggregate amount equal to one thousand dollars ($1,000) per each Series B Convertible Preferred Share plus an amount equal to any accrued and unpaid dividends on each such Series B Convertible Preferred Share.
Redemption.  We at our option shall have the right to redeem a portion or all of the outstanding Series B Convertible Preferred Shares. We shall pay an amount equal to one thousand dollars ($1,000) per each Series B Convertible Preferred Share, or the Liquidation Amount, plus a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed, plus an amount equal to any accrued and unpaid dividends on such Preferred Shares (collectively referred to as the "Redemption Amount"). In order to make a redemption, we shall first provide ten business days advanced written notice to the holders of our intention to make a redemption, or the Redemption Notice, setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of its Series B Convertible Preferred Shares. Upon the expiration of the ten business day period, we shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.
The Series B Convertible Preferred Shares shall be subject to redemption in cash at the option of the holders thereof at any time after the occurrence and continuance of a Triggering Event, as defined in the Certificate of Designation of the Series B Convertible Preferred Shares incorporated herein by reference, in an amount equal to the Redemption Amount with respect to such Series B Convertible Preferred Shares. Such Preferred Shares shall be redeemed and the Redemption Amount shall be paid on a date that shall not be more than ten business days following the date that written notice is given to us by a holder indicating the holder's intention to redeem such shares and the number of shares to be redeemed.
Dividends. The holders of outstanding Series B Convertible Preferred Shares shall be entitled to receive when, as and if declared by our Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of January, April, July and October in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after a Triggering Event (as defined in the Certificate of Designation of the Series B Convertible Preferred Shares incorporated herein by reference) in an amount per share (rounded to the nearest cent) equal to eight percent (8%) per year of the liquidation amount of the then outstanding Series B Convertible Preferred Shares computed on the basis of a 365-day year and the actual days elapsed. A Triggering Event includes, among other things, certain bankruptcy proceedings commenced by us or our subsidiaries, the delisting of our common shares from Nasdaq, our failure to timely deliver common shares to Yorkville upon conversion of Series B Convertible Preferred Shares, our failure to pay cash upon redemption as provided in the Certificate of Designations of the Series B Convertible Preferred Shares, or our failure to observe or perform certain covenants of the Certificate of Designations of the Series B Convertible Preferred Shares or any Transaction document. The liquidation amount is $1,000 per each Series B Convertible Preferred Share. We shall declare a dividend or distribution on the Series B Convertible Preferred Shares as provided above immediately after each Quarterly Dividend Payment Date after a Triggering Event.

Accrued but unpaid dividends shall not bear interest. Dividends paid on the Series B Convertible Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. Our Board of Directors may fix a record date for the determination of holders of Series B Convertible Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.
Ranking. All shares of Series B Convertible Preferred Stock shall rank senior to (i) all classes of our common stock and (ii) other class or series of our capital stock created after November 17. 2016.
Description of Series C Convertible Preferred Shares
On February 17, 2017, we completed a private placement of 7,500 Series C Convertible Preferred Shares for an aggregate principal amount of $7.5 million with a non-U.S. institutional investor affiliated with the Investor.  The following description of the Series C Convertible Preferred Shares is subject to and qualified in its entirety by reference to the securities purchase agreement of Series C Convertible Preferred Shares and the Statement of Designation of the Series C Convertible Preferred Shares. Copies of the securities purchase agreement of Series C Convertible Preferred Shares and Statement of Designation of the Series C Convertible Preferred Shares have been incorporated by reference as exhibits to this annual report. We suggest that you read the complete text of our securities purchase agreement and Statement of Designation of the Series C Convertible Preferred Shares.
Conversion.  Each holder of Series C Convertible Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series C Convertible Preferred Shares then held by such holder into our common shares at the conversion rate then in effect. Each Series C Convertible Preferred Share is convertible at the lesser of the following two prices: (i) $3.75 and (ii) 75% of the lowest daily VWAP of the Company's common shares over the twenty-one (21) consecutive trading day period ending on the trading day immediately prior to such dated of determination, but in no event will the conversion price be less than $0.25.
Limitation on Beneficial Ownership. The Series C Convertible Preferred Shares may not be converted if, after giving effect to the conversion, a holder together with certain related parties would beneficially own in excess of 4.99% of our outstanding common shares. At each holder's option, the cap may be waived upon 61-days' prior notice to us.
Voting.  The holders of Series C Convertible Preferred Shares shall have no voting rights, except as required by law and as expressly provided in the Series C Statement of Designation.
Distributions. Upon any liquidation, dissolution or winding up of the Company, the holders of Series C Convertible Preferred Shares shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders, before any amount shall be paid to the holders of any of shares of all capital stock of the Company issued after the issuance date of the Series C Convertible Preferred Shares, but pari passu with any stock of pari passu rank then outstanding, an amount per preferred share equal to the conversion amount thereof on the date of such payment and the amount per share such holder would receive if such holder converted such preferred shares into common shares immediately prior to the date of such payment.

Redemption.  The Company at its option shall have the right to redeem all, but not less than all, of the outstanding Series C Convertible Preferred Shares. The Company shall pay an amount equal to 120% of the conversion amount being redeemed. In order to make a redemption, the Company shall deliver a written notice thereof to all, but not less than all, of the holders (the "Company Optional Redemption Notice" and the date all of the holders received such notice is referred to as the "Company Optional Redemption Notice Date"). The Company may deliver only one Company Optional Redemption Notice and such Company Optional Redemption Notice shall be irrevocable.  The Company Optional Redemption Notice shall (a) state the date on which the Company Optional Redemption shall occur (the "Company Optional Redemption Date") which date shall not be less than ninety (90) trading days nor more than one hundred (100) trading days following the date of the Company's Optional Redemption Notice Date, (b) certify that there has been no Equity Conditions Failure (as defined in the Series C Statement of Designation) and (c) state the aggregate Conversion Amount of the Preferred Shares which is being redeemed in such Company Optional Redemption from such holder and all of the other holders of the Series C Preferred Shares on the Company's Optional Redemption Notice Date.
The Series C Convertible Preferred Shares shall be subject to redemption in cash at the option of the holders thereof at any time after the occurrence and continuance of a Triggering Event (as defined in the Series C Statement of Designation) in an amount equal to the redemption amount with respect to such Series C Convertible Preferred Shares. Upon the occurrence of a Triggering Event, the Company shall within one (1) Business Day deliver written notice thereof (an "Triggering Event Notice") to each Holder.  Each of the Series C Convertible Preferred Shares subject to redemption by the Company pursuant a Triggering Event shall be redeemed by the Company at a price equal to the Triggering Event Price (as defined in the Series C Statement of Designation).
Further, subject to extension, at any time after the tenth business day before the one year anniversary of the issance of the Series C Convertible Preferred Shares, the holders may require us to redeem all or any number of Series C Convertible Preferred Shares held by such holder at a purchase price equal to 100% of the conversion amount of such shares (subject to certain notice requirements).
Dividends.  The holders of outstanding Series C Convertible Preferred Shares shall be entitled to receive when, as and if declared by our board of directors out of funds legally available for the purpose, quarterly dividends at a rate of 8% per annum payable in common shares on the first Trading Day of the applicable calendar month (each, a "Dividend Date") with the first Dividend Date being May 15, 2017,  except that any dividend not paid in common shares due to an Equity Conditions Failure (as defined in the Series C Statement of Designation) shall be payable in cash. If a Dividend Date is not a business day, then the Dividend shall be due and payable on the Business Day immediately following such Dividend Date.
Ranking. All shares of the Series C Convertible Preferred Stock shall rank senior to (i) all classes of our common stock and (ii) any other class or series of our capital stock created after February 17, 2017.
History
Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed TOP Ships Inc. Our common shares are currently listed on Nasdaq under the symbol "TOPS."
Shareholder Meetings
Under our Amended and Restated By-Laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time exclusively by our Board of Directors. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.

Directors
Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-laws, as further amended, prohibit cumulative voting in the election of directors.
Our Board of Directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors, and to members of any committee, for attendance at any meeting or for services rendered to us.
Classified Board
Our Amended and Restated Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Election and Removal
Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws require parties other than our Board of Directors to give advance written notice of nominations for the election of directors. Our Third Amended and Restated Articles of Incorporation provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
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
Super-majority Required for Certain Amendments to Our By-Laws
On February 28, 2007, we amended our by-laws to require that amendments to certain provisions of our by-laws may be made when approved by a vote of not less than 66 2/3% of the entire Board of Directors. These provisions that require not less than 66 2/3% vote of our Board of Directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our Board of Directors, any amendment to change the number of directors constituting our Board of Directors, the method by which our Board of Directors is elected, the nomination procedures of our Board of Directors, removal of our Board of Directors and the filling of vacancies on our Board of Directors.
Stockholders Rights Agreement
On September 14, 2016, our Board of Directors declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of September 22, 2016, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as rights agent.
The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board of Directors. If a shareholder's beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder's then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more.
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board of Directors can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.
For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is an exhibit to the Form 8-A filed by us on September 22, 2016 and incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.
The Rights. The Rights trade with, and are inseparable from, our common shares. The Rights are evidenced only by certificates that represent our common shares. New Rights will accompany any new common shares of the Company issued after October 5, 2016 until the Distribution Date described below.

Exercise Price. Each Right allows its holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, or a Series A Preferred Share, for $50.00, or the Exercise Price, once the Rights become exercisable. This portion of a Series A Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability. The Rights are not exercisable until ten days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common shares.
Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended—are treated as beneficial ownership of the number of our common shares equivalent to the economic exposure created by the derivative position, to the extent our actual common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.
For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of our outstanding common shares, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.
The date when the Rights become exercisable is the "Distribution Date." Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.
Series A Preferred Share Provisions
Each one one-thousandth of a Series A Preferred Share, if issued, will, among other things:
•	not be redeemable;
•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of the our outstanding common shares (by reclassification or otherwise), declared on our common shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.
The value of one one-thousandth interest in a Series A Preferred Share should approximate the value of one common share.

Consequences of a Person or Group Becoming an Acquiring Person.
•
Flip In.  If an Acquiring Person obtains beneficial ownership of 15% or more of our common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.
•
Flip Over. If, after an Acquiring Person obtains 15% or more of our common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

•
Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Redemption. Our Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock dividend or a stock split.
Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common shares, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one common share.
Expiration. The Rights expire on the earliest of (i) September 22, 2026; or (ii) the redemption or exchange of the Rights as described above.
Anti-Dilution Provisions. The Board may adjust the purchase price of the Series A Preferred Shares, the number of Series A Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series A Preferred Shares or our common shares. No adjustments to the Exercise Price of less than 1% will be made.
Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Taxes. The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.
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
D	Exchange controls

The Marshall Islands impose no exchange controls on non-resident corporations.
E.	Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the U.S. dollar, may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.
Marshall Islands Tax Consequences
We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.
U.S. Federal Income Tax Consequences
The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non U.S. Holders, each as defined below, of our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (the "Treasury Regulations"), all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in "Item 4. Information on the Company—B. Business Overview." above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP Ships Inc. and its subsidiaries on a consolidated basis.

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
Based on information provided in Schedule 13D and Schedule 13G filings with the SEC and ownership certificates that we obtained from certain of our shareholders, we believe that we meet the Publicly Traded Test for the taxable year 2016, as discussed below.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is and we anticipate will continue to be "primarily traded" on the Nasdaq Capital Market.
Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the "listing threshold." Since our common stock, our sole class of issued and outstanding stock, is listed on the Nasdaq Capital Market, we will satisfy the listing threshold.
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

For the 2016 taxable year, we believe that the 5% Override Rule was triggered as 50% or more of the vote and value of our common stock was owned by 5% Shareholders on more than half of the days during the taxable year. Nevertheless, we believe that we qualify for the exception to the 5% Override Rule because sufficient common shares were held by one or more qualified shareholders to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the common stock for more than half of the number of days in 2016, and the substantiation requirements have been satisfied.  Therefore, we believe that we qualified for the exemption under Section 883 of the Code for the 2016 taxable year.  However, due to the factual nature of the issues, no assurances can be made that we will continue to qualify for the benefits of Section 883 of the Code for any future taxable year.

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
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holder at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market on which our common stock is traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
We believe that we were not a PFIC for our 2014 through 2016 taxable years, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2016 taxable year, any dividends paid by us during 2016 and 2017 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to "qualified dividend income" will be taxed as ordinary income to a U.S. Non-Corporate Holder.
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
We believe that we were not a PFIC for our 2014 through 2016 taxable years because we had no bareboat chartered vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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
If the Company were to be treated as a PFIC, a U.S. Holder would be required to file, with respect to taxable years ending on or after December 31, 2013, IRS Form 8621 to report certain information regarding the Company.
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
Taxation of U.S. Holders Making a "Mark-to-Market" Election
Making the Election.  Alternatively, if, as is anticipated, our common stock is treated as "marketable stock," a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  The common stock will be treated as "marketable stock" for this purpose if it is "regularly traded" on a "qualified exchange or other market."  The common stock will be "regularly traded" on a qualified exchange or other market for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  A "qualified exchange or other market" means either a U.S. national securities exchange that is registered with the SEC, the Nasdaq Capital Market, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements.  We believe that the Nasdaq Capital Market should be treated as a "qualified exchange or other market" for this purpose.  However, it should be noted that a separate Mark-to-Market Election would need to be made with respect to each of our subsidiaries which is treated as a PFIC.  The stock of these subsidiaries is not expected to be "marketable stock."  Therefore, a "mark-to-market" election is not expected to be available with respect to these subsidiaries.

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
•·
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

Interest Rate Risk

As of the date of this report we are exposed to interest rate risk in relation to the ABN Facility and NORD/LB Facility (See "Item 18. Financial Statements—Note 10—Debt"). We may be subject to additional market risks relating to changes in interest rates when we take on additional indebtedness. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements as of December 31, 2016 (in thousands of U.S. dollars).
SWAP Number (Nr)	Counterparty	Notional Amount as of December 31, 2016	Start Date	End Date	Fixed Rate Payable	Fair Value – Liability as of December 31, 2016
1	ABN Amro	-	April 13, 2018	July 13, 2021	1.4425%	300
2	ABN Amro	20,700	December 21, 2016	January 13, 2022	2.0800%	(167)
3	ABN Amro	19,450	December 21, 2016	August 10, 2022	2.1250%	(174)
	Total	40,150				(41)

Under all above swap transactions, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.
As of December 31, 2016, our total bank indebtedness excluding unamortized financing fees was $86.1 million, of which $40.2 million was covered by the interest rate swap agreements described above and $4.1 million refers to the Family Trading facility the interest rate of which does not fluctuate. As set forth in the above table, as of December 31, 2016, we paid fixed rates ranging from 2.0800% to 2.1250% and received floating rates on the SWAPs that are based on three month LIBOR. As of December 31, 2016, our interest rate swap agreements are, on an average basis, above the prevailing three month LIBOR rates over which our loans are priced.  Accordingly, the effect of these interest rate swap agreements in the year ended December 31, 2016 has been to increase our loss on financial instruments.
Based on the amount of our outstanding indebtedness, not covered by interest rate swaps, as of December 31, 2016, a hypothetical one percentage point increase in the three month U.S. dollar LIBOR would increase our interest rate expense for 2017, on an annualized basis, by approximately $0.4 million.

Foreign Exchange Rate Fluctuation
We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2016, approximately 94% of our expenses were in U.S. Dollars, 5% were in Euro and approximately 1% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.
Based on our total expenses for the year ended December 31, 2016, and using as an average exchange rate of $ 1.1058 to €1, a 5% decrease in the exchange rate to $ 1.0505 to €1 would result in an expense saving of approximately $0.06 million. Based on our total expenses for the year ended December 31, 2015, and using as an average exchange rate of $1.1058 to €1, a 5% decrease in the exchange rate to $1.0531 to €1 would result in an expense saving of approximately $0.05 million.
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
We have adopted the Stockholders Rights Agreement, pursuant to which each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third-party seeks to acquire control of a substantial block of our common stock without the approval of our Board of Directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement" included in this annual report for a description of our Stockholders Rights Agreement.
Please also see "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of holders of our Series B and Series C Convertible Preferred Shares relative to the rights of holders of shares of our common stock.
ITEM 15.	CONTROLS AND PROCEDURES
a)	Disclosure Controls and Procedures

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as of the end of the period covered by this annual report, as of December 31, 2016.

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
Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2016.
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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. . As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2016.
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
We have established an audit committee composed of three independent members that are responsible for reviewing our accounting controls and recommending to our Board of Directors the engagement of our outside auditors.
We do not believe it is necessary to have a financial expert, as defined in Item 407 of Regulation S-K, because our Board of Directors has determined that the members of the audit committee have the financial experience and other relevant experience necessary to effectively perform the duties and responsibilities of the audit committee.
ITEM 16B.	CODE OF ETHICS
Our Board of Directors has adopted a Corporate Code of Business Ethics and Conduct that applies to all employees, directors and officers, that complies with applicable guidelines issued by the SEC. The finalized Code of Ethics has been approved by our Board of Directors and was distributed to all employees, directors and officers. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Mr. Alexandros Tsirikos at our registered address and phone number.
ITEM 16C.	PRINCIPAL AUDITOR FEES AND SERVICES
Aggregate fees billed to the Company for the years ended December 2015 and 2016 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A. (formerly known as Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.), the other member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte"). Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of interim financial information as well as in connection with the review of registration statements and related consents and comfort letters. For 2015 and 2016, no other non-audit, tax or other fees were charged by Deloitte.
U.S. dollars in thousands,	Year Ended
	2015	2016
Audit Fees	141.2	149.0

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

•	As a foreign private issuer, we are not required to hold regularly scheduled board meetings at which only independent directors are present.
•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the BCA, which allows our Board of Directors to approve share issuances.
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

Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not Applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial statements beginning on page F-1 are filed as a part of this annual report.
ITEM 19.	EXHIBITS

Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of TOP Ships Inc. (1)

1.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (2)

1.3	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 15, 2016 (11)

1.4	Amended and Restated By-Laws of the Company (3)

1.5	Amendment No. 1 to the Amended and Restated By-Laws (4)

2.1	Form of Share Certificate (5)

2.2	Form of Warrant Certificate

2.3	Form of Warrant Agreement to Purchase Common Shares, dated June 11, 2014 (9)

2.4	Form of Representative's Warrant Agreement to Purchase Common Shares, dated June 11, 2014 (8)

2.5	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of TOP Ships Inc. (12)

2.6	Certificate of Designations of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of TOP Ships Inc. (13)

2.7	Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of TOP Ships Inc. (18)

4.1	TOP Ships Inc. 2015 Stock Incentive Plan (11)

4.2	Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (14)

4.3	Securities Purchase Agreement by and between the Company and YA II CD, Ltd., dated November 22, 2016 (15)
4.4	Registration Rights Agreement by and between the Company and YA II CD, Ltd., dated November 22, 2016 (16)

4.5	Letter Agreement with Central Shipping Monaco SAM, dated March 10, 2014 (6)

4.6	Form of Management Agreement with Central Shipping Monaco SAM (6)

4.7	Commitment Letter dated October 16, 2014 between ABN AMRO BANK N.V. and TOP Ships Inc. for a senior debt facility of up to $42 million (7)

4.8	Senior debt facility dated June 19, 2014 between Alpha Bank and Monte Carlo 71 Shipping Company Limited (7)

4.9	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (7)

4.10	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (7)

4.11	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Energy (7)

4.12	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (7)

4.13	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (7)

4.14	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Evolution (7)

4.15	Loan Agreement dated January 2, 2015, between TOP Ships Inc. and Atlantis Ventures Ltd (7)

4.16	Secured Term Loan Facility dated July 9, 2015 between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited and ABN Amro Bank N.V. (11)

4.17
Amending and Restating Agreement, dated September 28, 2015, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, and ABN Amro Bank N.V. (11)

4.18
Amending and Restating Agreement, dated August 1, 2016, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, Monte Carlo Lax Shipping Company Limited and ABN Amro Bank N.V.

4.19	Letter Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (11)

4.20	Amendment to the Letter Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (11)

4.21	Loan Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (11)

4.22	Term Sheet dated April 6, 2016 between TOP Ships Inc. and Norddeutsche Landesbank Girozentrale (11)

4.23	Loan Agreement dated May 11, 2016 between Monte Carlo Seven Shipping Company and Norddeutsche Landesbank Girozentrale (10)

4.24	Common Stock Purchase Agreement, dated February 2, 2017, between TOP Ships Inc. and Kalani Investments Limited (19)

4.25	Note Purchase Agreement, dated February 6, 2017, between TOP Ships Inc. and Kalani Investments Limited (17)

4.26	Unsecured Promissory Note of TOP Ships Inc., dated February 6, 2017 (20)

4.27	Form of securities purchase agreement between TOP Ships Inc. and a non-U.S. institutional investor (21)

4.28	Share Purchase Agreement, dated February 20, 2017, between Malibu Shipmanagement Co. and Style Maritime Ltd.

4.29	Amended and Restated Loan Agreement, dated February 21, 2017, between TOP Ships Inc. and Family Trading Inc. (22)

8.1	List of subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer

13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Accounting Firm

101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2015 and 2016; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2014, 2015 and 2016; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2014, 2015 and 2016; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and (v) Notes to Consolidated Financial Statements

___________________

(1)	Incorporated by reference to the Company's Current Report on Form 6-K, filed on June 24, 2011
(2)	Incorporated by reference to the Company's Current Report on Form 6-K, filed on April 18, 2014
(3)	Incorporated by reference to the Company's Current Report on Form 6-K filed on March 9, 2007
(4)	Incorporated by reference to the Company's Current Report on Form 6-K filed on November 28, 2014
(5)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 29, 2009
(6)	Incorporated by reference to the Company's Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960)

(7)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 29, 2015
(8)	Incorporated by reference to the Company's Pre-Effective Amendment No. 2 to the Registration Statement on Form F-1, filed on May 13, 2014 (File No. 333-194690)
(9)	Incorporated by reference to the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed on May 9, 2016 (File No. 333-194690)
(10)	Incorporated by reference to the Company's Post-Effective Amendment No. 2 to the Registration Statement on Form F-1, filed on June 23, 2016 (File No. 333-194690)
(11)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 26, 2016
(12)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K, filed on September 22, 2016
(13)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K, filed on November 23, 2016
(14)	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 6-K, filed on September 22, 2016
(15)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on November 23, 2016
(16)	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 6-K, filed on November 23, 2016
(17)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on February 7, 2017
(18)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K. filed on February 21, 2017.
(19)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on February 2, 2017.
(20)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on February 7, 2017.
(21)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on February 21, 2017.
(22)
Incorporated by reference to Exhibit B of the Schedule 13D/A of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Oscar Shipholding Ltd, Race Navigation Inc., Tankers Family Inc., and the Lax Trust, filed on March 1, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: March 14, 2017	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Top Ships Inc.,
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Top Ships Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 14, 2017

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2015 AND 2016

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2015	2016

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	2,668	127
Trade accounts receivable	107	19
Prepayments and other (Note 8)	435	864
Due from related parties	-	34
Inventories (Note 9)	402	583
Prepaid bareboat charter hire (Note 7)	1,657	1,657
Restricted cash (Note 10)	-	1,257
Total current assets	5,269	4,541

FIXED ASSETS:

Advances for vessels acquisitions / under construction (Note 4)	25,098	-
Vessels, net (Note 5)	32,044	126,170
Other fixed assets, net	1,333	1,161
Total fixed assets	58,475	127,331

OTHER NON CURRENT ASSETS:

Prepaid bareboat charter hire (Note 7)	8,512	6,935
Restricted cash (Note 10 and 7)	1,750	4,210
Derivative financial instruments (Note 18)	-	300
Total non-current assets	10,262	11,445

Total assets	74,006	143,317

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 10)	1,914	7,995
Debt from related parties (Note 10)	3,252	4,085
Due to related parties (Note 6)	1,575	1,108
Accounts payable	4,940	1,902
Accrued liabilities	5,896	2,965
Unearned revenue	-	1,978

Total current liabilities	17,577	20,033

NON-CURRENT LIABILITIES:

Derivative financial instruments (Note 18)	3,216	3,563
Non-current portion of long term debt (Note 10)	19,060	72,459

Total non-current liabilities	22,276	76,022

COMMITMENTS AND CONTINGENCIES (Note 11)

Total liabilities	39,853	96,055

MEZZANINE EQUITY:
Preferred stock; 0 and 2,106 Series B shares issued and outstanding at December 31, 2015 and 2016 with $0.01 par value (Note 21)	-	1,741

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which Series B shares were issued (refer to Mezzanine Equity)(Note 21)	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,077,895 and 5,689,141 shares issued and outstanding at December 31, 2015 and 2016 (Note 12)	21	57
Additional paid-in capital (Note 12)	318,425	328,705
Accumulated deficit	(284,293)	(283,241)

Total stockholders' equity	34,153	45,521

Total liabilities and stockholders' equity	74,006	143,317

TOP SHIPS INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 (Expressed in thousands of U.S. Dollars – except share and per share data)

	2014	2015	2016

REVENUES:

Revenues	3,602	13,075	28,433

EXPENSES:

Voyage expenses (Note 15)	113	370	736
Bareboat charter hire expenses (Note 7)	-	5,274	6,299
Amortization of prepaid bareboat charter hire (Note 7)	-	1,431	1,577
Vessel operating expenses (Note 15)	1,143	4,789	9,913
Vessel depreciation (Note 5)	757	668	3,467
Management fees-related parties (Note 6)	703	1,621	1,824
General and administrative expenses	2,335	2,983	2,906
Other operating loss/ (income) (Note 20)	(861)	274	(3,137)
Impairment on vessel (Note 5)	-	3,081	-

Operating (loss)/income	(588)	(7,416)	4,848

OTHER INCOME/(EXPENSES):

Interest and finance costs (including $0, $20 and $509, respectively, to related party) (Note 16)	(450)	(719)	(3,093)
Gain/(loss) on derivative financial instruments (Note 18)	3,866	(392)	(698)
Interest income	74	-	-
Other, net	(6)	20	(5)

Total other income/(expenses), net	3,484	(1,091)	(3,796)

Net income/(loss) and comprehensive income/(loss)	2,896	(8,507)	1,052
Deemed dividend for beneficial conversion feature of Series B convertible preferred stock (Note 2 and 21)	-	-	(1,403)
Net income/(loss) attributable to common shareholders	2,896	(8,507)	(351)

Earnings/(loss) per common share, basic (Note 14)	2.23	(4.21)	(0.09)
Earnings/(loss) per common share, diluted (Note 14)	1.84	(4.21)	(0.09)
The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

			Additional
	Common Stock		Paid in	Accumulated
	# of Shares	Par Value	Capital	Deficit	Total
BALANCE, December 31, 2013	246,964	3	293,474	(278,682)	14,795
Net income and comprehensive income	-	-	-	2,896	2,896
Stock-based compensation	714	-	-	-	-
Issuance of common stock, net	1,649,321	16	53,068	-	53,084
Excess of consideration over acquired assets (Note 1)	-	-	(28,246)	-	(28,246)
Cancellation of fractional shares	(1)	-	-	-	-
BALANCE, December 31, 2014	1,896,998	19	318,296	(275,786)	42,529
Net loss and comprehensive loss	-	-	-	(8,507)	(8,507)
Cancellation of shares subject to conditional vesting (Note 6)	(2,103)	-	-	-	-
Stock-based compensation (Note 13)	183,000	2	129	-	131
BALANCE, December 31, 2015	2,077,895	21	318,425	(284,293)	34,153
Net income and comprehensive income	-	-	-	1,052	1,052
Stock-based compensation (Note 13)	68,674	-	239	-	239
Common shares issued in exchange of assumption of Delos Termination Fee (Note 19)	1,355,816	14	3,782	-	3,796
Issuance of common stock due to exercise of warrants (Note 12)	2,186,761	22	6,259		6,281
Deemed dividend for Series B convertible preferred stock's beneficial conversion feature (Note 21)	-	-	(1,403)	-	(1,403)
Beneficial conversion feature of Series B convertible preferred stock (Note 21)	-	-	1,403	-	1,403
Cancellation of fractional shares due to reverse stock split	(5)	-	-	-	-
BALANCE, December 31, 2016	5,689,141	57	328,705	(283,241)	45,521

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Expressed in thousands of U.S. Dollars)
	2014	2015	2016

Cash Flows from Operating Activities:

Net income/(loss)	2,896	(8,507)	1,052
Adjustments to reconcile net income/(loss) to net cash
(used in)/provided by operating activities:
Vessel depreciation (Note 5)	757	668	3,467
Other fixed assets depreciation	120	127	121
Amortization and write off of deferred financing costs	16	538	163
Translation gain of foreign currency denominated loan and unrealized foreign exchange differences	5	-	-
Stock-based compensation expense (Note 6 and 13)	-	131	239
Change in fair value of derivative financial instruments (Note 18)	(4,442)	617	682
Loss on sale of other fixed assets	5	-	22
Amortization of prepaid bareboat charter hire (Note 7)	-	1,431	1,577
Impairment on vessel (Note 5)	-	3,081	-
Other operating income	-	-	(3,137)
(Increase)/Decrease in:
Trade accounts receivable	(50)	(57)	88
Inventories	(324)	(78)	(181)
Prepayments and other	(219)	340	(429)
Due from related parties	(25)	25	(34)
Increase/(Decrease) in:
Due to related parties	(445)	110	14
Accounts payable	(311)	114	954
Other non-current liabilities	(800)	(430)	-
Accrued liabilities	14	503	128
Unearned revenue	-	-	1,978

Net Cash (used in)/ provided by Operating Activities	(2,803)	(1,387)	6,704

Cash Flows from Investing Activities:

Advances for vessels under construction (Note 4)	(45,911)	(53,410)	(73,383)
Decrease/(increase) in restricted cash	1,575	(1,586)	(3,717)
Net proceeds from sale of vessels (Note 5)	-	54,152	-
Net proceeds from sale of other fixed assets	-	-	29
Acquisition of other fixed assets	(114)	(6)	-

Net Cash used in Investing Activities	(44,450)	(850)	(77,071)

Cash Flows from Financing Activities:

Proceeds from debt (Note 10)	20,125	24,450	65,385
Net proceeds from related party debt (Note 10)	-	3,850	235
Principal payments of debt	(706)	(500)	(5,085)
Prepayment of debt	-	(19,419)	-
Prepayment of related party debt (Note 10)	-	(2,250)	-
Derivative financial instrument termination payments	(1,134)	-	-
Proceeds from follow-on equity offering, net of underwriters fees	20,191	-	-
Proceeds from warrant exercises	-	-	5,765
Proceeds from issuance of Series B convertible preferred stock	-	-	2,001
Equity offering issuance costs	(710)	(237)	(87)
Payment of financing costs	(219)	(989)	(388)

Net Cash provided by Financing Activities	37,547	4,905	67,826

Net (decrease)/ increase in cash and cash equivalents	(9,706)	2,668	(2,541)

Cash and cash equivalents at beginning of year	9,706	-	2,668

Cash and cash equivalents at end of the year	-	2,668	127

SUPPLEMENTAL CASH FLOW INFORMATION

Capital expenditures included in Accounts payable/Accrued liabilities	435	1,093	205
Interest paid net of capitalized interest	284	189	2,434
Finance fees included in Accounts payable/Accrued liabilities	5	670	67
Follow-on offering, warrant exercise and Series B convertible preferred stock issuance costs included in liabilities	752	515	792
Shares issued as consideration for acquisition of vessels (Note 1)	40,833	-	-
Advances to shipyards before acquisition of vessels (Note 1)	22,087	-	-
Shares issued as consideration for the assumption of liabilities	-	-	3,796
Beneficial conversion feature of Series B convertible preferred stock (Note 21)	-	-	1,403
Deemed dividend for beneficial conversion feature of Series B convertible preferred stock (Note 21)	-	-	(1,403)
 The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:
The accompanying consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and chemicals transportation services.
As of December 31, 2016, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements.
	Companies	Date of Incorporation	Country of Incorporation	Activity
1	Top Tanker Management Inc.	May 2004	Marshall Islands	Management company
2	Lyndon International Co.	October 2013	Marshall Islands	Dormant non vessel-owning subsidiary company

	Shipowning Companies with vessels in operations during years ended December 31, 2014, 2015 and 2016	Date of Incorporation	Country of Incorporation	Vessel
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy (acquired June 2014), sold January 2015
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution (acquired March 2014), sold March 2015
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	M/T Stenaweco Excellence (acquired March 2014)
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant (acquired March 2014)
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	M/T Eco Fleet (acquired March 2014)
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	M/T Eco Revolution (acquired March 2014 )

On June 20, 2014, Monte Carlo 71 Shipping Company Limited, a wholly owned subsidiary of the Company, acquired M/T Stenaweco Energy, from a company affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, as per a Memorandum Of Agreement ("MOA") signed in February 2014. The Company treated the acquisition of the vessel as a purchase of an asset. The vessel at the time of acquisition, was fixed on a time charter with Eships Tankers Ltd for two years plus one optional year, for a gross daily rate of $16,000 for the first two years and $17,250 for the optional year. The Company estimated that the rate according to the attached time charter did not significantly differ from prevailing market time charter rates for an equivalent vessel for an equivalent duration and hence did not recognize the attached time charter as an intangible asset.
M/T Stenaweco Evolution, M/T Stenaweco Excellence, M/T Nord Valiant, M/T Eco Fleet and M/T Eco Revolution (collectively referred to as the "Purchased Vessels") were purchased on March 19, 2014 via share purchase agreements with their shipowning companies (collectively referred to as the "Selling Shipowning Companies"), which were affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis held the majority of shares in each of the Selling Shipowning Companies. Hence, the Company accounted for the acquisition of the Purchased Vessels as a transfer of assets between entities under common control and has recognized the Purchased Vessels at their historical carrying amounts in the accounts of the Selling Shipowning Companies at the date of transfer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The amount of the consideration given in excess of the Selling Shipowning Companies' net assets is recognized as a reduction to the Company's capital and presented as Excess of consideration over acquired assets in the Company's consolidated statements of stockholders' equity for the year ended December 31, 2014. An analysis of the consideration paid is presented in the table below:
Consideration in 583,321 newly issued common shares	40,833
Consideration in cash	2,500
Consideration previously advanced for M/T Eco Fleet	7,000
Total consideration	50,333
Less: Net assets of companies acquired	(22,087)
Excess of consideration over acquired assets	28,246

As of December 31, 2016, Sovereign Holdings Inc., or Sovereign, Epsilon Holdings Inc., or Epsilon, Oscar Shipholding Ltd, or Oscar Shipholding, Race Navigation Inc., or Race Navigation Family Trading Inc., or Family Trading and Tankers Family Inc. or Tankers Family, companies that as of December 31, 2016 were wholly-owned by the Lax Trust, own approximately 46.7% of the Company's outstanding common shares. The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director and as of December 31, 2016, due to the number of shares it indirectly holds, through the abovementioned companies, the Lax Trust has the power to exert considerable influence over the Company's actions and accordingly, can effectively control the outcome of matters on which stockholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(f)
Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2015 and 2016 respectively.

(g)
Inventories: Inventories consist of lubricants and paints on board the vessels. Inventories may also consist of bunkers when vessels are unemployed or are operating in the spot market. Inventories are stated at the lower of cost or market value. Cost, which consists of the purchase price, is determined by the first in, first out method.

(h)
Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs and capitalized interest incurred during the construction of new building vessels, and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income/(loss).

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

(j)
Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which up until March 31, 2014 was estimated to be $160 per lightweight ton. Effective April 1, 2014, the Company revised its scrap rate estimate from $160 to $300 per lightweight ton in order to align the scrap rate estimate with the then historical average scrap prices and to better reflect current market conditions. The change in accounting estimate was applied prospectively. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

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
(n)
Financing Costs:. Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and such fees are amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed when a repayment or refinancing is made and charged to interest and finance costs.

(o)
Accounting for Revenue and Expenses: Revenues are generated from time charter arrangements. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

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
(p)
Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors as well as to third party consultants and service providers for their services provided is included in general and administrative expenses in the consolidated statements of comprehensive income/(loss). The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares granted to employees or directors, vested and non-vested, are measured at fair value which is equal to the market value of the Company's common stock on the grant date. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates (Note 13).

q)
Earnings / (Loss)  per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method, as well as the potential dilution that could occur if convertible preferred stock were converted, using the if-converted method. Finally net income available to common stockholders is reduced to reflect any deemed dividends on convertible preferred stock, weighted for the period the convertible preferred shares were outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

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

(u)
Leasing: Leases are classified as capital leases if they meet at least one of the following criteria: (i) the leased asset automatically transfers title at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term equals or exceeds 75% of the remaining estimated economic life of the leased asset; (iv) or the present value of the minimum lease payments equals or exceeds 90% of the excess of fair value of the leased property. If none of the above criteria is met, the lease is accounted for as an operating lease. Operating lease payments are recognized as an operating expense in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term. For sale and lease back transactions, when the lease qualifies as an operating lease and the lease back is considered "more than minor but less than substantially all" i.e. the seller-lessee retains more than a minor part but less than substantially all of the use of the asset, the resulting gains or losses are deferred and amortized to income over the lease period.

(v)
Beneficial conversion feature: The issuance of Series B convertible preferred stock (see Note 21) generated a beneficial conversion feature, which arises when a debt or equity security is issued with an embedded conversion option that is beneficial to the investor or in the money at inception, because the conversion option has an effective strike price that is less than the market price of the underlying stock at the commitment date.

w)	Recent Accounting Pronouncements:
In August 2014, the FASB issued ASU No. 2014-15, which provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company adopted ASU No. 2015-15 for the financial statements for the fiscal year ended December 31, 2016. The effect of the adoption of this standard is to evaluate the entity's ability to continue as a going concern for a period of twelve months after the date of the issuance of the financial statements as opposed to current requirement for an evaluation to be performed for twelve months after the balance sheet date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On January 1, 2016, the Company adopted ASU No. 2015-03 Interest – Imputation of Interest which was issued in August 2015 and thus presents deferred financing costs as a reduction of long-term debt. Accordingly the Company has reduced Deferred charges by $1,324 and has decreased the amount of the related current and long term debt by $695 and $629, respectively on the consolidated balance sheet as of December 31, 2015.
On May 28, 2014, the FASB issued the ASU No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company believes that the implementation of this standard will not have a material impact on the financial statements since the revenues are generated from long term charters and has not elected early adoption.
In July 2015, the FASB issued the ASU 2015-11, simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.
In February 2016, the FASB issued the ASU 2016-02, Leases (Topic 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The FASB decided to not fundamentally change lessor accounting. However, some changes have been made to lessor accounting to conform and align that guidance with the lessee guidance and other areas within U.S. GAAP. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. The Company is currently evaluating the effect that these updated standards will have on its consolidated financial statements and related disclosures.
In March 2016, the FASB issued the ASU No 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The Company believes that the implementation of this update will not have any material impact on its financial statements.
In August 2016, the FASB issued the ASU 2016-15,– classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.
In November 2016 the FASB issued the Accounting Standard Update ("ASU") 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents.  Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The implementation of this update affects disclosures only and has no impact on the Company's consolidated balance sheets and statements of comprehensive income/(loss) and has not elected early adoption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

In January 2017, the Financial Accounting Standards Board ("FASB") issued the ASU 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently evaluating the impact, if any, of the adoption of this new standard.
3.	Going Concern:
At December 31, 2016, the Company had a working capital deficit of $15,492 and for the year ended December 31, 2016 generated a net income before deemed dividend of $1,052, and generated cash flows from operating activities of $6,704. The Company's cash balance and the revenues that the Company's vessels are expected to generate are currently not sufficient to cover operating expenses, management fees, charter hire expenses, debt repayments, general administrative expenses and interest and finance costs  for the next twelve months from the filing date of this report. The Company intends to fund its working capital requirements through operating cash flows as well as via drawdowns, as needed, from its unsecured non revolving credit line with Family Trading available up to December 31, 2018 (see Note 10 and 22). Furthermore, the Company received net proceeds of $7,475 from the sale of series C convertible preferred shares on February 14, 2017. These proceeds were used to finance the purchase consideration of a 40% interest in a 50,000 dwt product/chemical tanker, the M/T Stenaweco Elegance amounting to $6,500 (see Note 22) while the remaining balance will be available for working capital requirements. Therefore, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
4.	Advances for Vessels Acquisitions / Under Construction:
An analysis of Advances for vessels acquisitions / under construction is as follows:
Advances for vessels acquisitions / under construction
Balance, December 31, 2014	34,375
— Additions	54,067
— Transferred to Vessels	(63,344)
Balance, December 31, 2015	25,098
— Additions	72,495
— Transferred to Vessels	(97,593)
Balance, December 31, 2016	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On July 15, 2015 the Company took delivery of M/T Eco Fleet (see Note 5). On January 21, May 20 and August 10, 2016 the Company took delivery of M/T Eco Revolution, M/T Stenaweco Excellence and M/T Nord Valiant respectively.
5.	Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2014	38,957	(757)	38,200
— Transferred from advances for vessels acquisitions / under construction	63,344	-	63,344
— Depreciation	-	(668)	(668)
— Impairment	(3,081)	-	(3,081)
— Disposals	(66,628)	877	(65,751)
Balance, December 31, 2015	32,592	(548)	32,044
— Transferred from advances for vessels acquisitions / under construction	97,593	-	97,593
— Depreciation	-	(3,467)	(3,467)
Balance, December 31, 2016	130,185	(4,015)	126,170

On January 29, 2015 and March 31, 2015, the  Company sold and leased-back M/T Stenaweco Energy and M/T Stenaweco Evolution respectively (see Note 7) for an aggregate sale price of $28,500 per vessel. The M/T Stenaweco Evolution was sold upon its delivery from the Hyundai Mipo Vinashin shipyard. The sale and leaseback agreements were entered into with non-related parties. Prior to the sale of the M/T Stenaweco Energy, the Company wrote down the vessel to its fair market value, resulting in an impairment charge of $3,081. The fair value of the impaired vessel was determined based on a market approach, which consisted of quotations from well-respected brokers regarding vessels with similar characteristics as compared to the Company's vessel.
In 2015 and 2016 the Company took delivery of the following vessels:

Vessel Name	Delivery Date	Yard Installments	Capitalized Expenses	Final Carrying Amount	Time Charter
M/T Eco Fleet	July 15, 2015	31,140	1,452	32,592	BP Shipping Limited
M/T Eco Revolution	January 21, 2016	31,400	1,409	32,809	BP Shipping Limited
M/T Stenaweco Excellence	May 20, 2016	30,778	1,475	32,253	Stena Weco A/S
M/T Nord Valiant	August 10, 2016	30,667	1,864	32,531	Dampskibsselskabet NORDEN A/S
Total		123,985	6,200	130,185

The Company's vessels have been mortgaged as security under it loan facilities (see Note 10).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

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

On October 16, 2013, the Letter Agreement was amended and it provided for a fixed monthly fee of $15 for the provision of all the abovementioned services for the period when the Company did not have any operating vessels.
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

In July 2015 the 2,103 shares granted to the Company's Chief Executive Officer which would vest in the event of change of control, were cancelled.
As of December 31, 2015 the amount due to Central Mare was $14 and as of December 31, 2016 the amount due from Central Mare was $34. These amounts are presented in Due from/to related parties, on the accompanying consolidated balance sheets.
The fees charged by and expenses relating to Central Mare for the years ended December 31, 2014, 2015 and 2016 are as follows:
	Year Ended December 31,
	2014	2015	2016	Presented in:
Management fees	33	-	-	Management fees - related party - Statement of comprehensive income/(loss)
Executive officers and other personnel expenses	840	1,560	1,530	General and administrative expenses - Statement of comprehensive income/(loss)
Amortization of awarded shares*	-	131	47	Management fees - related parties - Statement of comprehensive income/(loss)
Total	873	1,691	1,577

*As per the Company's equity incentive plan, or the 2015 plan, (see Note 13), the Company incurred an amortization expense of $131 and $47 relating to the vesting of 22,875 shares to Central Mare's nominee, Tankers Family on both June 30, 2015 and June 30, 2016 respectively.
(c)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Pursuant to the New Letter Agreement, as well as the Management Agreements concluded between CSM and the Company's vessel-owning subsidiaries, the Company pays a technical management fee of $572 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $312 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the Management Agreements provide for payment to CSM of: (i) $520 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSM also performs supervision services for all of the Company's newbuilding vessels while the vessels are under construction, for which the Company pays CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.
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
As of December 31, 2016 and 2015 the amounts due to CSM were $579 and $1,561 respectively and are presented in Due to related parties, on the accompanying consolidated balance sheets.
The fees charged by and expenses relating to CSM for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Year Ended December 31,
	2014	2015	2016	Presented in:
Management fees	50	140	118	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	166	701	1,598	Management fees - related parties -Statement of comprehensive income/(loss)
Supervision services fees	49	72	43	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	31	66	104	Vessel operating expenses -Statement of comprehensive income/(loss)
	18	114	67	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	104	189	179	Management fees - related parties -Statement of comprehensive income/(loss)
	10	-	-	Prepayments and other – Balance sheet
Financing fees	40	44	131	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission for sale and purchase of vessels	383	570	-	Capitalized in Vessels, net/ Advances for vessels acquisitions / under construction – Balance sheet
Commission on charter hire agreements	46	161	358	Voyage expenses - Statement of comprehensive income/(loss)
Performance incentive fee	400	600	-	Management fees - related parties - Statement of comprehensive income/(loss)
Total	1,297	2,657	2,598

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

For the years ended December 31, 2014, 2015 and 2016, CSM charged the Company newbuilding supervision related pass-through costs amounting to $665, $1,037 and $618 respectively.
(d)
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

(e)
Atlantis Ventures Ltd. ("Atlantis") - Unsecured Credit Facility: On January 2, 2015 the Company entered into an unsecured credit facility with Atlantis Ventures Ltd, a related party affiliated with the family of the Company's President, Chief Executive Officer, and Director, Evangelos Pistiolis, for $2,250 (see Note 10). The drawdown of the loan took place on January 5, 2015 and it was repaid on January 30, 2015.

(f)
Family Trading Inc. ("Family Trading") - Revolving Credit Facility and Assumption of Liabilities: On December 23, 2015 the Company entered into an agreement for an unsecured revolving credit facility with Family Trading Inc, a related party affiliated with the family of the Company's President, Chief Executive Officer and Director Evangelos J. Pistiolis, for up to $15,000 to be used to fund the Company's newbuilding program and working capital relating to the Company's operating vessels (see Note 10). On the same day, Family Trading agreed to assume the outstanding balance of the Delos Termination Fee (see Note 19) amounting to $3,796 that was immediately due, for a consideration of 1,355,816 of the Company's common shares. The shares were issued on January 12, 2016, when the owner of M/T Delos approved the reassignment of the Delos termination fee. This transaction was approved by a special committee of the independent directors of the Company. As of December 31, 2016 the amount due to Family Trading was $529, representing $306 of interest payable and $223 of commitment fees payable and is presented in Due to related parties, on the accompanying consolidated balance sheets.

7.	Leases
A.	Lease arrangements, under which the Company acts as the lessee
Bareboat Chartered-in Vessels:
On January 29, 2015 and March 31, 2015, the Company sold and leased back M/T Stenaweco Energy and M/T Stenaweco Evolution respectively (refer to Note 5). The vessels were chartered back on a bareboat basis for 7 years at a bareboat hire of $8,586 per day and $8,625 per day respectively. In addition, the Company has the option to buy back each vessel from the end of year 3 up to the end of year 7 at purchase prices stipulated in the bareboat agreement depending on when the option is exercised.
The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. The Company must maintain a consolidated leverage ratio of not more than 75% and maintain minimum free liquidity of $750 per vessel owned and $500 per bareboat chartered-in vessel at all times which is certified quarterly. As of December 31, 2016, the Company is in compliance with the consolidated leverage ratio and the minimum free liquidity covenants.
As of December 31, 2016, cash and cash equivalents amounted to $5,594 of which an amount of $4,000 is presented as restricted cash due to the abovementioned minimum liquidity covenant.
The Company has treated the sale and leaseback of the abovementioned vessels as an operating lease. Losses from the sale of these two vessels amounted to $11,600 which are amortized over the duration of the leases. The amortization for the year is presented under "Amortization of prepaid bareboat charter hire" in the accompanying statement of consolidated income/(loss) and amounted to $1,431 and $1,577 for the years ended December 31, 2015 and 2016 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As at December 31, 2016, the outstanding balance of the Prepaid bareboat charter hire was $8,592, presented in the accompanying consolidated balance sheets as follows:
Current portion of Prepaid bareboat charter hire	1,657
Non-current portion of Prepaid bareboat charter hire	6,935
Total	8,592

Future minimum lease payments:
The Company's future minimum lease payments required to be made after December 31, 2016, relating to bareboat chartered-in vessels M/T Stenaweco Energy and M/T Stenaweco Evolution are as follows:
Year ending December 31,	Bareboat Charter Lease Payments
2017	6,282
2018	6,282
2019	6,282
2020	6,299
2021	6,282
2022	1,034
Total	32,461

B.	Lease arrangements, under which the Company acts as the lessor
Charter agreements:
In 2016, the Company operated all of its vessels under time charters with Stena Weco A/S (M/T Stenaweco Energy, M/T Stenaweco Evolution and M/T Stenaweco Excellence), BP Shipping (M/T Eco Fleet and M/T Eco Revolution) and Dampskibsselskabet NORDEN A/S (M/T Nord Valiant). Future minimum time-charter receipts (excluding any off hire days, scheduled maintenance days and excluding commissions), based on the vessels commitments to these non-cancellable time charter contracts, as of December 31, 2016, are as follows:
Year ending December 31,	Time Charter receipts
2017	33,991
2018	32,048
2019	20,821
2020	8,626
2021	3,814
Total	99,300

8.	Prepayments and other:
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2015	December 31, 2016
Prepaid expenses	305	670
Guarantees	110	15
Advances to various creditors	20	63
Other receivables	-	116
Total	435	864

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

9.	Inventories:
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2015	December 31, 2016
Lubricants	381	542
Consumable stores	21	41
Total	402	583

10.	Debt:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
Bank / Vessel(s)	December 31,	December 31,
	2015	2016
ABN
M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant	21,700	59,838
NORD/LB
M/T Stenaweco Excellence	-	22,162
Total senior secured debt	21,700	82,000
Less deferred finance fees	(726)	(1,546)
Total senior secured debt net of deferred finance fees	20,974	80,454
Out of which:
Current portion of long term debt	1,914	7,995
Long term debt	19,060	72,459

Loans From Related Parties
Family Trading	3,850	4,085
Less deferred finance fees	(598)	-
Total Loans From Related Parties	3,252	4,085

Total Debt	24,226	84,539

Alpha Bank Facility
On June 19, 2014, the Company entered into a credit facility with Alpha Bank of Greece for $20,125 ("the Alpha Bank facility") for the financing of the vessel M/T Stenaweco Energy. On January 29, 2015, the Alpha Bank facility was fully repaid with the proceeds from the sale and leaseback of the M/T Stenaweco Energy and an amount of $208 of related deferred financing fees was written-off and included in Interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss).
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

ABN Amro Facility
On July 9, 2015, the Company entered into a credit facility with ABN Amro Bank of Holland for $42,000 ("the ABN Amro facility") for the financing of the vessels M/T Eco Fleet and M/T Eco Revolution ($21,000 per financed vessel). This facility was amended on September 28, 2015 and was increased to $44,400 ($22,200 per vessel), with all other terms remaining the same except for the margin which was increased by 0.15%. The credit facility is repayable in 4 consecutive quarterly installments of $500, 4 consecutive quarterly installments of $512.5, 4 consecutive quarterly installments of $525 and 12 consecutive quarterly installments of $387.5 for each of the financed vessels, commencing on October 13, 2015 for M/T Eco Fleet and on April 15, 2016 for M/T Eco Revolution plus a balloon installment of $11,400 for each of the financed vessels, payable together with the last installment in July 2021 and in January 2022, respectively. On August 1, 2016, the Company amended the ABN Facility to increase the borrowing limit to $64,400 and added another tranche to the loan, "Tranche C", which is secured by vessel M/T Nord Valiant. Tranche C is repayable in 12 consecutive quarterly installments of $550 each and 12 consecutive quarterly installments of $363 each, commencing on November 2016, plus a balloon installment of $9,050 payable together with the last installment in August 2022. Apart from the inclusion of M/T Nord Valiant as a collateralized vessel and the reduction of the margin to 3.75% (applicable only to Tranche C), no other material changes were made to the ABN Facility.
The Company drew down $21,000 under the ABN Amro facility on July 13, 2015 to finance the last shipyard installment of M/T Eco Fleet and another $1,200 on September 30, 2015. Furthermore, the Company drew down $22,200 under the ABN facility on January 15, 2016 to finance the last shipyard installment of M/T Eco Revolution. Finally, on August 5, 2016 the Company drew down $20,000 under the Tranche C of the ABN facility to partly finance the last shipyard installments of M/T Nord Valiant.
The facility contains various covenants, including (i) an asset cover ratio of 130%, (ii) a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $750 per collateralized vessel. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees. It also restricts the shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement. As of December 31, 2016, the Company is in compliance with the facility's covenants.
The facility is secured as follows:
•	First priority mortgage over M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant;
•	Assignment of insurance and earnings of the mortgaged vessels;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiaries;
•	Pledge over the earnings account of the vessels.
The ABN Amro facility bears interest at LIBOR plus a margin of 3.90%, except for the Tranche C part of the facility that bears interest at LIBOR plus a margin of 3.75%. The applicable one-month LIBOR as of December 31, 2016 was 0.88%.
NORD/LB Facility
On May 11, 2016, the Company entered into a credit facility with NORD/LB Bank of Germany for $23,185 ("the NORD/LB facility") for the financing of the vessel M/T Stenaweco Excellence. The credit facility is repayable in 12 consecutive quarterly installments of $511 and 16 consecutive quarterly installments of $473, commencing in August 2016, plus a balloon installment of $9,480 payable together with the last installment in May 2023.
The Company drew down $23,185 under the NORD/LB facility on May 13, 2016 to finance the last shipyard installment of the M/T Stenaweco Excellence.
The facility contains various covenants, including (i) an asset cover ratio of 125% for the first three years and 143% thereafter, (ii) a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $750 per collateralized vessel and $500 per bareboated chartered-in vessel. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees. It also restricts the shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)
The facility is secured as follows:
•	First priority mortgage over M/T Stenaweco Excellence;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.
The NORD/LB facility bears interest at LIBOR plus a margin of 3.43%. The applicable three-month LIBOR as of December 31, 2016 was 0.91%.
Family Trading Facility
On December 23, 2015 the Company entered into an unsecured revolving credit facility with Family Trading ("the Family Trading facility"), a related party owned by the Lax Trust, for up to $15,000 to be used to fund the Company's newbuilding program and working capital relating to the Company's operating vessels. This facility was repayable in cash no later than December 31, 2016, but the Company had the option to extend the facility's repayment up to December 31, 2017. On December 28, 2016 the maturity of the Family Trading loan was extended to January 31, 2017 and on January 27, 2017 the maturity of the Family Trading loan was extended to February 28, 2017 with all terms remaining the same. As of December 31, 2016, the undrawn portion of the Family Trading Facility was $10,915.By February 21, 2017, the amount due to Family Trading had been reduced to $54 on which date the Family Trading facility was amended and further extended up to December 31, 2018 with a remaining available undrawn credit line of $14,946. The facility bore a fixed interest of 9% which was adjusted to 10% (see Note 22).
The Company drew down and repaid the following amounts:
Date	Amount drawn / (repaid)
December 2015	3,850
March 2016	1,500
May 2016	600
June 2016	1,100
July 2016	(1,100)
August 2016	3,300
September 2016	(1,750)
November 2016	(4,365)
December 2016	950
Total	4,085

Related party interest expense for the year ended December 31, 2015 and 2016 incurred in connection with this credit facility, amounted to $4 and $302 respectively and is included in interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss) Related party commitment fees for the year ended December 31, 2015 and 2016 incurred in connection with this credit facility, amounted to $16 and $207 respectively and is included in interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Scheduled Principal Repayments: The Company's annual principal payments required to be made after December 31, 2016 on its loan obligations, are as follows (assuming that the Company will not draw any additional funds under the Family Trading facility):
Years
December 31, 2017	12,431
December 31, 2018	8,296
December 31, 2019	7,219
December 31, 2020	6,442
December 31, 2021	17,455
December 31, 2022 and thereafter	34,243
Total	86,086

Financing Costs: The net additions in deferred financing costs amounted to $1,579 and $812 during the years ended December 31, 2015 and 2016 respectively. For 2015, the respective amount relates to arrangement fees of $1,148,  financing fees of $44, commitment fees of $328 and $59 of legal expenses relating to the ABN Amro, Family Trading and Atlantis Ventures facilities. For 2016, the respective amount relates to $533 of arrangement fees, $131 of financing fees paid to CSM as per the provisions of the New Letter Agreement between the latter and the Company (see Note 6) , $111 of legal fees and $37 of commitment fees, all relating to the ABN Amro and NORD/LB facilities.
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
12.	Common and Preferred Stock, Additional Paid-In Capital and Dividends:
Reverse stock split: On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. Furthermore, on February 22, 2016, the Company effected a 1-for-10 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts, as well as warrant shares eligible for purchase under the Company's warrants, in these financial statements have been retroactively adjusted to reflect these reverse stock splits. As a result of the reverse stock split, the number of outstanding shares as of February 22, 2016 was decreased to 3,433,711 while the par value of the Company's common shares remained unchanged at $0.01 per share. Share and per share amounts for all periods presented within these consolidated financial statements, have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of shares that the holders of the Company's warrants relating to the follow-on offering of June 2014 could purchase was reduced to 4,743,700 and the exercise price of these warrants was decreased to $2.80 (also affected from the Family Trading transaction – see below). Also as a consequence of the reverse stock split, the number of shares that can be purchased under the warrants that the Company's granted to AEGIS Capital Corp ("AEGIS") was reduced to 30,000 and the exercise price of these warrants was increased to $25.00.
Issuance of common stock as per the 2015 stock incentive plan: On April 15, 2015, the Company granted 183,000 shares to a company nominated by Central Mare, Tankers Family Inc., a related party, owned by the Lax Trust. The shares will vest equally over a period of eight years from the date of grant (see Note 13).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Issuance of common stock for the purchase of newbuilding vessels: On March 19, 2014, pursuant to four separate share purchase agreements for the purchase of five of the Company's newbuilding vessels, the Company issued 583,321 newly-issued common shares.
Issuance of common stock and warrants as part of the follow-on offering: On June 6, 2014, the Company priced an underwritten public offering of 1,000,000 shares of common stock, and 5,000,000 warrants, at $20.00 per common share and $0.00001 per warrant.  The warrants had an exercise price of $25.00 per share, were exercisable immediately, and expire five years from the date of issuance. At that time, each warrant granted the warrant holder the option to purchase 0.10 of a common share of the Company, at an exercise price of $25.00 per share, exercisable immediately, at any time within five years from the date of issuance (American style option). The Company granted the underwriters a 45-day option to purchase up to an additional 150,000 common shares and/or 750,000 warrants to cover over-allotments if any, of which the underwriters purchased 330,000 warrants (on June 11, 2014) and 66,000 shares (on June 18, 2014). The gross proceeds from this offering, before deducting the underwriting discount and other offering expenses payable by us, were $21,320, of which $6,477 was allocated to the warrant liability, based on the fair value of the warrants (see Note 18) and the remainder was allocated to equity.
As a result of a round-down provision embedded in the warrants, on December 24, 2015 in connection with the Family Trading transaction (see Note 6), the exercise price of the warrants decreased to $2.80 (from $25.00 originally) and the ratio of warrants to warrant shares changed from 0.10 to 0.89 shares per warrant. Furthermore again as a result of a round-down provision embedded in the warrants, on November 22, 2016 in connection with the Yorkville transaction (see below), a warrant holder became was able to choose a variable price formula ("Variable Exercise Price") that is the conversion formula of the Series B convertible preferred stock issued pursuant to the Yorkville transaction to determine the exercise price of the warrants, namely 85% of the lowest daily volume weighted adjusted price ("VWAP") of the Company's common shares over the 10 consecutive trading days expiring on the trading day immediately prior to the date of delivery of an exercise notice (but in no event the exercise price will be less than $1.00). By applying the Variable Exercise Price, the exercise price of these warrants on December 31, 2016 was $1.97 and the number of warrant shares outstanding was 3,381,791 (see Note 18).
Issuance of warrants as part of the underwriting agreement: On June 6, 2014, the Company entered into an underwriting agreement in connection with the Company's follow-on offering with AEGIS, an unaffiliated party. Pursuant to this agreement the Company granted to AEGIS 300,000 warrants. Each warrant grants AEGIS the option to purchase one tenth of a common share of the Company, at an exercise price of $25.00 (per share), which is exercisable at any time (American style option) from June 6, 2015 onwards and expires five years from the grant date.
Warrants:
i).Warrants relating to the follow-on offering
As of the issuance date the fair value of the 5,000,000 warrants issued on June 6, 2014 and the 330,000 warrants issued on June 11, 2014, was estimated at $1.22 per warrant (or $1.55 without accounting for dilution effect), using the Cox, Ross and Rubinstein Binomial methodology. The assumptions used to initially calculate the fair value of the warrants were as follows:
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
The warrants issued in connection with the Company's follow-on offering provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. However the warrants provide for a series of round down protection features (see below) that in accordance with ASC 815-40 led to their classification as a liability since the settlement amount of the warrants may not equal the difference between the fair value of a fixed number of the Company shares and a fixed strike price. As a result, the fair value of the warrants is classified as a derivative liability and subsequent changes in fair value are recognized in the consolidated statements of comprehensive income/(loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

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
As of December 31, 2016 the Company has 2,673,406 warrants outstanding relating to the follow-on offering of June 6, 2014, which entitle their holders to purchase 3,381,791 of the Company's common shares (as of December 31, 2016, by applying the Variable Exercise Price). In the year ended December 31, 2016 the Company issued 2,186,761 common shares upon the exercise of 2,656,594 of the abovementioned warrants. In the years ended December 31, 2014 and 2015 none of these warrants were exercised.
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
Additionally the Company has 300,000 warrants outstanding that were granted to AEGIS, which entitle their holders to purchase 30,000 of the Company's common shares. None of these warrants have been exercised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Dividends:
No dividends were paid in the years ended December 31, 2014, 2015 and 2016.
13.	Stock Incentive Plan:
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
On April 15, 2015, the Company granted and issued 183,000 restricted shares to a nominee of Central Mare (Tankers Family Inc), a related party owned by the Lax Trust, under the 2015 Plan. The shares will vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $10.90.
On February 25, 2016, the Company granted and issued 68,674 restricted common shares to Sovereign Holdings Inc, a company owned by the Lax Trust. The fair value of the Company's share price at the time of the grant was $2.80. The Company recognized an expense of $192 pursuant to this grant. This expense has been included in General and administrative expenses in the consolidated statements of comprehensive income for the year ended December 31, 2016.
A summary of the status of the Company's non-vested shares relating to the 2015 Plan as of December 31, 2016 and movement during the years ended December 31, 2015 and 2016, is presented below:
	Non-vested Shares	Fair value
As of December 31, 2014	-	-
Granted shares on April 15, 2015	183,000	$10.90
Vested shares on June 30, 2015	(22,875)	$10.30
As of December 31, 2015	160,125	$3.20
Vested shares on June 30, 2016	(22,875)	$1.69
As of December 31, 2016	137,250	$2.25

For the years ended December 31, 2014, 2015, and 2016 the equity compensation expense that has been charged in the consolidated statements of comprehensive income was $0, $131 and $47 for the Non-Employee awards, respectively. This expense has been included in Management fees-related parties in the consolidated statements of comprehensive income for each respective year. As of December 31, 2016 the total compensation cost related to non vested awards is $234 (assuming that all future share vestings under the 2015 plan would be effected at the Company's closing stock price on December 31, 2016, i.e. at $2.25 per share, here used as an estimate of the Company's future stock price on the respective future vesting dates) and is expected to be recognized over a weighted average period of 5.5 years. The Company uses the straight-line method to recognize the cost of the awards.
14.	Earnings/(Loss) Per Common Share:
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes:
•	any incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding,
•	the potential dilution that could occur if warrants to issue common stock (see Note 12) were exercised, to the extent that they are dilutive, using the treasury stock method,
•
the potential dilution that could occur if Series B convertible preferred shares were converted (see Note 21), using the if-converted method weighted for the period the Series B convertible preferred shares were outstanding, and

•	any shares granted and vested but not issued up to the reporting date.
The components of the calculation of basic and diluted earnings per share for the years ended December 2014, 2015 and 2016 are as follows:
	Year Ended December 31,
	2014	2015	2016
Income:
Net income/(loss)	2,896	(8,507)	1,052
Less: Deemed dividend for beneficial conversion feature of Series B convertible preferred stock	-	-	(1,403)
Net income/(loss) attributable to common shareholders	2,896	(8,507)	(351)

Earnings per share:
Weighted average common shares outstanding, basic	1,295,811	2,019,235	4,028,101

Effect of dilutive securities:
Warrants	278,533	-	-
Series B convertible preferred stock	-	-	-
Weighted average common shares outstanding, diluted	1,574,344	2,019,235	4,028,101

Basic earnings/(loss) per share	2.23	(4.21)	(0.09)
Diluted earnings/(loss) per share	1.84	(4.21)	(0.09)

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive even though the exercise price could be less than the average market price of the common shares.
	Year Ended December 31,
	2014	2015	2016
Warrants	-	-	1,041,337
Series B convertible preferred stock	-	-	102,310
Non- Vested shares	2,103		-
Potentially dilutive securities	2,103		1,143,647

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

15.	Voyage and Vessel Operating Expenses:
The amounts in the accompanying consolidated statements of comprehensive income/(loss) are as follows:
Voyage Expenses	Year Ended December 31,
	2014	2015	2016
Port charges	15	27	-
Bunkers	-	27	20
Commissions	98	316	716
Total	113	370	736

Vessel Operating Expenses	Year Ended December 31,
	2014	2015	2016
Crew wages and related costs	744	3,090	6,885
Insurance	52	268	542
Repairs and maintenance	106	297	520
Spares and consumable stores	247	1,109	1,923
Registration and tonnage taxes (Note 17)	(6)	25	43
Total	1,143	4,789	9,913

16.	Interest and Finance Costs:
The amounts in the accompanying consolidated statements of comprehensive income/(loss) are analyzed as follows (expressed in thousands of U.S. Dollars):
Interest and Finance Costs	Year Ended December 31,
	2014	2015	2016
Gross interest on debt (including $0, $4 and $302, respectively, to related party) (Note 10)	498	503	3,208
Delos termination fee interest (Note 19)	116	101	3
Bank charges and loan commitment fees (including $0, $16 and $207, respectively, to related party)	28	26	262
Amortization and write-off of financing fees	16	538	291
Total	658	1,168	3,764
Less interest capitalized	(208)	(449)	(671)
Total	450	719	3,093

17.	Income Taxes:
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

18.	Financial Instruments:
The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of short and long term loans, related party loans (see Note 10), accounts payable due to suppliers, amounts due from/to related parties, accrued liabilities, interest rate swaps and warrants granted to third parties (see Note 12).
(a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates relating to debt outstanding under the loan facilities with ABN Amro Bank and NORD/LB Bank on which it pays interest based on LIBOR plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company has entered into three interest rate swap agreements with ABN Amro Bank and might enter into more interest rate swap agreements in the future.

(b)
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

(c)	Fair value measurements:.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
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
The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company and, hence, they are considered Level 2 items in accordance with the fair value hierarchy.
The fair value of warrants is determined using the Cox, Ross and Rubinstein Binomial methodology and hence are considered Level 3 items in accordance with the fair value hierarchy.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Interest rate swap agreements
The Company has entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in LIBOR rates. In 2016 the Company entered into the following agreements with ABN Amro Bank relating to interest rate swaps ("the ABN Swaps"), the details of which were as follows:
Agreement Date	Counterparty	Effective (start) date:	Termination Date:	Notional amount on effective date	Interest rate payable
June 3, 2016	ABN Amro Bank	April 13, 2018	Ju1y 13, 2021	$16,575	1.4425%
December 19, 2016	ABN Amro Bank	December 21, 2016	January 13, 2022	$20,700	2.0800%
December 19, 2016	ABN Amro Bank	December 21, 2016	August 10, 2022	$19,450	2.1250%

The fair value of the swaps was considered by the Company to be classified as Level 2 in the fair value hierarchy since their value was being derived by observable market based inputs. The Company will pay a fixed rate and will receive a floating rate for the ABN Swaps. The fair values of these derivatives determined through Level 2 of the fair value hierarchy were derived principally from, or corroborated by, observable market data. Inputs included quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allowed values to be determined.
Warrant liability
The Company's derivatives outstanding as of December 31, 2015 and 2016, are recorded at their fair values. As of December 31, 2016 the Company's derivatives consisted of 3,381,791 warrant shares outstanding, issued in connection with the Company's follow-on offering that closed on June 11, 2014 (see Note 12), as depicted in the following table:
Warrants Outstanding December 31, 2015	Warrant Shares Outstanding December 31, 2015	Term	Warrant Exercise Price	Fair Value – Liability December 31, 2015
5,330,000	4,743,700	5 years	$2.80	3,216

Warrants Outstanding December 31, 2016	Warrant Shares Outstanding December 31, 2016	Term	Warrant Exercise Price*	Fair Value – Liability December 31, 2016
2,673,406	3,381,791	5 years	$1.97	3,222
* Applying the Variable Exercise Price
Fair value of financial liabilities
The following table presents the fair value of those financial assets and liabilities measured at fair value on a recurring basis and their locations on the accompanying consolidated balance sheets, analyzed by fair value measurement hierarchy level as of December 31, 2015 and 2016 respectively:
		Fair Value Measurement at Reporting Date
	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
As of December 31, 2015 (non-current liability)	3,216	-	-	3,216
As of December 31, 2016 (non-current asset)	300	-	300	-
As of December 31, 2016 (non-current liability)	3,563	-	341	3,222

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The following table sets forth a summary of changes in fair value of the Company's level 3 fair value measurements for the years ended December 31, 2015 and 2016:
Closing balance – December 31, 2014	2,599
Change in fair value of warrants, included in the consolidated statements of comprehensive income/(loss)	617
Closing balance – December 31, 2015	3,216
Change in fair value of warrants, included in the consolidated statements of comprehensive income/(loss)	641
Adjustment for cashless exercise of warrants, included in Additional paid-in capital line item of consolidated balance sheets	(635)
Closing balance – December 31, 2016	3,222

Derivative Financial Instruments not designated as hedging instruments:
The Company's interest rate swaps did not qualify for hedge accounting. The Company estimates the fair value of its derivative financial instruments at the end of every period and reflects the resulting unrealized gain or loss during the period in Gain/(loss) on derivative financial instruments in the statement of comprehensive income/(loss) as well as presenting the fair value at the end of each period in the balance sheet.
The major unobservable input in connection with the valuation of the Company's warrants is the volatility used in the valuation model (see Note 12), which is approximated by using 5-year weekly historical observations of the Company's share price. The annualized 5-year weekly historical volatility that has been applied in the warrant valuation as of December 31, 2016 was 104.70%. A 5% increase in the volatility applied would lead to an increase of 2.6% in the fair value of the warrants. The fair value of the Company's warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs.

Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2015	Fair Value at December 31, 2016	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Value December 31, 2015	Value December 31, 2016
Warrants	3,216	3,222	Non-Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	88.47%	104.70%

Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive income/(loss) are presented below:
	Amount of gain/(loss) recognized in Statement of comprehensive income/(loss) located in gain/(loss) on Derivate Financial Instruments
	2014	2015	2016
Interest rate swaps- change in fair value	651	-	(41)
Interest rate swaps– realized loss	(664)	-	(16)
Interest rate swaps– reversal of realized loss	-	225	-
Warrants- change in fair value	3,879	(617)	(641)
Total	3,866	(392)	(698)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

19.	Other Non-Current Liabilities
On October 1, 2010, the Company entered into a bareboat charter agreement to lease the vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011, the Company terminated the bareboat charter agreement resulting in a termination fee of $5,750 "(the Delos Termination Fee") that remained outstanding until December 31, 2012. On January 1, 2013, the Company entered into an agreement with the owner of M/T Delos for the repayment of the remaining balances of the Delos Termination Fee. According to this agreement the Company paid monthly interest.
On December 10, 2015, the owner of M/T Delos notified the Company that the outstanding balance of the Delos Termination Fee was immediately due and payable, since the Company had been delaying the installments as per the agreed repayment schedule. On January 12, 2016, Family Trading, a related party owned by the Lax Trust, assumed the outstanding balance of the Delos Termination Fee that amounted to $3,796 (the "Family Trading transaction"). As consideration for the assumption of this liability, Family Trading on January 12, 2016 received 1,355,816 of the Company's common shares. The Company retained the right to buy back up to 60% of these shares at any time until December 31, 2016. This transaction was approved by a special committee of the independent directors of the Company.
As of December 31, 2015, the non-current part of the Delos Termination Fee was $0, while the current portion of the termination fee of $3,796 was included in Accounts payable in the accompanying consolidated balance sheets. The fair value of the Delos Termination Fee equals its carrying amount since it was then immediately due and payable following the abovementioned notice.
20.	Other operating (loss)/ income
During the year ended December 31, 2016 the Company wrote-off $3,137 of accrued liabilities of vessels sold from 2006 to 2008, mainly relating to $2,043 of unearned revenue and $1.094 of related brokerage commissions, as the time frame for the Company's counterparties to claim these amounts had expired.
During the year ended December 31, 2015 the Company wrote-off $737 of accounts receivable estimated to be not collectable relating to vessels sold in 2008. This expense was offset by a non-recurring gain of $264 resulting from the write-off of a provisional operating expense the Company formed in 2010 to cover potential claims relating to a vessel sold in 2009 that as of December 31, 2015 was no longer required, as the time frame for the Company's counterparty to claim these operating expenses had expired. It was also offset by the write-off of $199 that related to voyage expenses of sold vessels.
During 2014 the Company realized a non-recurring gain of $361 from a favorable settlement of vessel sale commissions relating to the sale of M/T Ioannis P. and M/V Pepito in November 2011 and December 2011, respectively and another non-recurring gain of $500 from a termination fee the Company charged Emirates Ship Investment Company (ESHIPS) LLC for the termination of the time charter of M/T Stenaweco Energy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

21.	Mezzanine Equity
Issuance of convertible preferred stock: On November 22, 2016, the Company, entered into a securities purchase agreement with YA II CD, LTD., or Yorkville for the sale of 2,106 newly designated Series B convertible preferred stock. Yorkville purchased 1,579 Series B convertible preferred stock on November 22, 2016 and 527 Series B convertible preferred stock on November 28, 2016. The preferred stock was issued to Yorkville through a registered direct offering. The total net proceeds from the offering, after deducting offering fees and expenses, were $1,741. The holders of Series B Convertible Preferred Shares are entitled to such number of votes as is equal to the number of the Company's common shares then issuable upon a conversion of each Series B Convertible Preferred Share (subject to an ownership limitation of 4.99%) on all matters submitted to a vote of the stockholders of the Company. The Series B convertible preferred stock are convertible into a number of the Company's common shares equal to the quotient of $1 divided by the lesser of the following two prices: (i) $2.80 (per share) and (ii) 85% of the lowest daily VWAP of the Company's common shares over the 10 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, but in no event will this conversion price be less than $1.00 (per share). The holders of Series B convertible preferred stock are not entitled to dividends or a redemption in cash except in the case of an event of default (a "Triggering Event"). A Triggering Event includes, among other things, certain bankruptcy proceedings, the delisting of the Company's common shares from Nasdaq, failure to timely deliver common shares upon conversion, failure to pay cash upon redemption, or failure to observe or perform certain covenants. No Series B convertible preferred stock were converted in 2016. The Company retains the right at all times to redeem a portion or all of the outstanding Series B Convertible Preferred Shares. The Company shall pay an amount equal to $1 per each Series B Convertible Preferred Share, or the Liquidation Amount, plus a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed. Pursuant to the issuance of the convertible preferred stock, the Company recognized the beneficial conversion feature by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital, resulting in a discount of $1,403 on the Series B convertible preferred stock. The Company has accreted the whole discount in the year ended December 31, 2016. As the Company is in an accumulated deficit position, the offsetting amount will be amortizable as a deemed dividend charged against additional paid-in-capital for common shares, as there are no retained earnings from which to declare a dividend.
The following table summarizes the activity in mezzanine equity since issuance of the Preferred Shares:
Series B convertible preferred stock	Total
BALANCE, December 31, 2015	-
Net Proceeds from Issuance of Series B	1,741
Deemed dividend for beneficial conversion feature	1,403
Beneficial conversion feature	(1,403)
Balance December 31, 2016	1,741

22.	Subsequent Events
In January and in February, 2017, the Company repaid $995 and $3,036, respectively under the Family Trading Facility.
The following transactions were entered into by the Company and with an unrelated party, Kalani Investments Limited (the Investor):
a.
On February 2, 2017 the Company entered into a Common Stock Purchase Agreement with the Investor, for the sale of up to $3,099 of shares of the Company's common stock that the Company may sell from time to time to the Investor, over the next 24 months. In accordance with this Common Stock Purchase Agreement the Company issued 22,835 common shares as a commitment fee to the Investor.  As of March 10, 2017, the Company has sold an aggregate 1,054,842 shares of its common stock to the Investor under the Common Stock Purchase Agreement, with the aggregate gross proceeds from the sale of $1,773.

b.
On February 6, 2017 the Company issued a 6% Original Issue Discount Promissory Note (the Note) to the Investor at a nominal amount of $3,500 for a consideration of $3,290. The Note has a mandatory redemption 100 days from issuance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2016
AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On February 14, 2017, the Company entered into a securities purchase agreement with a non-affiliated non-US investor affiliated with Kalani, pursuant to which the Company sold 7,500 Series C convertible preferred shares to this non-affiliated investor for $7,500, which are convertible into a number of the Company's common shares equal to the quotient of $1 divided by the lesser of the following two prices: (i) $3.75 and (ii) 75% of the lowest daily VWAP of the Company's common shares over the 21 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, but in no event will this conversion price be less than $0.25. In accordance with the sale of Series C convertible preferred shares the Company issued 72,910 common shares as a commitment fee to the non-affiliated investor.
On February 20, 2017 the Company entered into an Securities Purchase Agreement to purchase a 40% interest in a 50,000 dwt product/chemical tanker, The M/T Stenaweco Elegance, with a time charter from an entity affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The purchase price of this 40% interest is $6,500 and is payable in cash.
On February 21, 2017, the maturity of the Family Trading loan was extended to December 31, 2018 and the facility was amended from a revolving credit facility to a non-revolving credit line. Furthermore pursuant to this extension, Family Trading has the option to get repaid for any principal, accrued fees and/or interest in the Company's common shares. Said amounts are convertible into a number of the Company's common shares by dividing the amount to be converted with 80% of the lowest daily VWAP of the Company's common shares over the 20 consecutive trading days expiring on the trading day immediately prior to the date of conversion, but in no event will this conversion price be less than $0.60 (per share). The credit line bears interest at the rate of 10% per annum. On February 21 and 22, 2017 the Company issued 777,000 common shares as payment of $1,198 for accrued commitment fees, extension fees and interest of the Family Trading loan.
Subsequent to December 31, 2016, the Company issued 293,138 common shares upon the exercise of 205,578 Warrants and 854,756 common shares pursuant to conversions of 1,495 Series B Convertible Preferred Shares of the Yorkville transaction.