Form 20-F
period 2017-12-31
TOP SHIPS INC.
filed 2018-03-29
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, 8,923,617 shares of common stock, par value $0.01 per share, were outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	No

TABLE OF CONTENTS

Page
PART I

PART II

PART III
ITEM 17.	FINANCIAL STATEMENTS	86
ITEM 18.	FINANCIAL STATEMENTS	86
ITEM 19.	EXHIBITS	86

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
Unless the context otherwise requires, as used in this annual report, the terms "Company," "we," "us," and "our" refer to TOP Ships Inc. and all of its subsidiaries, and "TOP Ships Inc." refers only to TOP Ships Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Throughout this annual report, the conversion from Euros, or €, to U.S. dollars, or $, is based on the U.S. dollar/Euro exchange rate of 1.2011 as of December 31, 2017, unless otherwise specified.
A.	Selected Financial Data
The following table sets forth our selected historical consolidated financial information and other operating data as of and for the periods indicated. Our selected historical consolidated financial information as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. The selected historical consolidated financial information as of December 31, 2013, 2014 and 2015 and for the years ended December 31, 2013 and 2014 is derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.
The information provided below should be read in conjunction with "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.
Following the one-for-ten reverse stock split of our issued and outstanding common shares effective on February 22, 2016, a one-for-twenty reverse stock split of our issued and outstanding common shares effective on May 11, 2017, a one-for-fifteen reverse stock split of our issued and outstanding common shares effective on June 23, 2017, a one-for-thirty reverse stock split of our issued and outstanding common shares effective on August 3, 2017, a one-for-two reverse stock split of our issued and outstanding common shares effective on October 6, 2017 and a one-for-ten reverse stock split of our issued and outstanding common shares effective on March 26, 2018, all share and per share amounts disclosed throughout this annual report, in the table below and in our consolidated financial statements have been retroactively updated to reflect this change in capital structure, unless otherwise indicated. Please see "Item 4. Information on the Company—History and Development of the Company".

U.S. Dollars in thousands, except per share data
STATEMENT OF COMPREHENSIVE (LOSS)/INCOME	2013	2014	2015	2016	2017
Revenues	20,074	3,602	13,075	28,433	39,363

Voyage expenses	663	113	370	736	999
Bareboat charter hire expense	-	-	5,274	6,299	6,282
Amortization of prepaid bareboat charter hire	-	-	1,431	1,577	1,657
Vessel operating expenses	745	1,143	4,789	9,913	13,444
Management fees-related parties	1,351	703	1,621	1,824	4,730
General and administrative expenses	3,258	2,335	2,983	2,906	5,805
Other operating (income)/loss	-	(861)	274	(3,137)	(914)
Gain on sale of vessels	(14)	-	-	-	-
Vessel depreciation	6,429	757	668	3,467	5,744
Impairment on vessels	-	-	3,081	-	-
Gain on disposal of subsidiaries	(1,591)	-	-	-	-

Operating (loss)/income	9,233	(588)	(7,416)	4,848	1,616

Interest and finance costs	(7,443)	(450)	(719)	(3,093)	(15,793)
(Loss)/gain on derivative financial instruments	(171)	3,866	(392)	(698)	(301)
Interest income	131	74	-	-	13
Other (expense)/income, net	(342)	(6)	20	(5)	1,120

Net (loss)/income and comprehensive (loss)/income	1,408	2,896	(8,507)	1,052	(13,345)
Deemed dividend for beneficial conversion feature of Series B convertible preferred stock	-	-	-	(1, 403)	-
Equity loss in joint venture	-	-	-	-	(27)
Net (loss)/income attributable to common shareholders	1,408	2,896	(8,507)	(351)	(13,372)
Attributable to:
Common stock holders	1,408	2,896	(8,507)	(351)	(13,404)
Non-controlling interests	-	-	-	-	32

Earnings/(Loss) per share, basic	$1,408,000	$413,714	$(773,364)	$(15,955)	$(12.57)
Earnings/(Loss) per share, diluted	$1,408,000	$362,000	$(773,364)	$(15,955)	$(12.57)
Weighted average common shares outstanding, basic	1	7	11	22	1,063,381
Weighted average common shares outstanding, diluted	1	8	11	22	1,063,381

U.S. dollars in thousands, unless otherwise stated	2013	2014	2015	2016	2017
BALANCE SHEET DATA
Current assets	10,262	1,227	5,269	4,541	29,055
Total assets	27,868	75,575	74,006	143,317	220,448
Current liabilities, including current portion of long-term debt	8,605	9,334	17,577	20,033	25,581
Non-current liabilities	4,468	23,712	22,276	76,022	87,593
Total debt	-	19,419	24,226	84,539	103,949
Stockholders' equity	14,795	42,529	34,153	45,521	107,274

OTHER FINANCIAL DATA
	2013	2014	2015	2016	2017
FLEET DATA
Total number of vessels at end of period (including leased vessels)	0.0	1.0	3.0	6.0	7.0
Average number of vessels(1)	5.1	0.5	2.2	5.0	6.8
Total calendar days for fleet(2)	1,852	195	810	1,812	2,496
Total available days for fleet(3)	1,852	195	805	1,812	2,495
Total operating days for fleet(4)	1,852	195	796	1,799	2,491
Total time charter days for fleet	-	195	796	1,799	2,491
Total bareboat charter days for fleet	1,852	-	-	-	-
Fleet utilization(5)	100.00%	100.00%	98.91%	99.28%	99.81%

Amounts in U.S. dollars
AVERAGE DAILY RESULTS
Time charter equivalent(6)	$10,484	$17,892	$15,961	$15,396	$15,403
Vessel operating expenses(7)	$402	$5,862	$5,914	$5,470	$5,386
General and administrative expenses(8)	$1,759	$11,974	$3,684	$1,604	$2,323

U.S. dollars in thousands	2013	2014	2015	2016	2017
Adjusted EBITDA(9)	$13,715	$163	$3,058	$16,186	$16,405

(1)
Average number of vessels is the number of vessels that constituted our fleet (including chartered in vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

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

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-U.S. GAAP measures, provide additional supplemental information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The following table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2013	2014	2015	2016	2017
On a consolidated basis
Revenues	$20,074	$3,602	$13,075	$28,433	$39,363
Less:
Voyage expenses	(663)	(113)	(370)	(736)	(999)
Time charter equivalent revenues	$19,411	$3,489	$12,705	$27,697	$38,364
Total operating days	1,852	195	796	1,799	2,491

Average Daily Time Charter Equivalent (TCE)	$10,484	$17,892	$15,961	$15,396	$15,403

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
(9)
Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization (Adjusted EBITDA), is not a measure prepared in accordance with U.S. GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), vessel impairments, gains on sale of vessels, gains on disposal of subsidiaries and gains/losses on derivative financial instruments. Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), vessel impairments, gains on sale of vessels and subsidiaries and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. This non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined in accordance with U.S. GAAP.

U.S. dollars in thousands	2013	2014	2015	2016	2017
Net (loss)/ income and comprehensive (loss)/ income	1,408	2,896	(8,507)	1,052	(13,372)

Add: Bareboat charter hire expenses	-	-	5,274	6,299	6,282
Add: Amortization of prepaid bareboat charter hire	-	-	1,431	1,577	1,657
Add: Vessel depreciation	6,429	757	668	3,467	5,744
Add: Impairment on vessel	-	-	3,081	-	-
Add: Interest and finance costs	7,443	450	719	3,093	15,793
Add: Loss/(gain) on derivative financial instruments	171	(3,866)	392	698	301
Less: Gain on sale of vessels	(14)	-	-	-	-
Less: Gain on disposal of subsidiaries	(1,591)	-	-	-	-
Less: Interest income	(131)	(74)	-	-	-

Adjusted EBITDA	13,715	163	3,058	16,186	16,405

B.	Capitalization and Indebtedness
Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.
D.	Risk Factors
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
The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2017 and continued volatility may reduce demand for transportation of oil, petroleum products and chemicals over longer distances and increase the supply of tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.
The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.
The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2017, the BDTI reached a high of 1,088 and a low of 614. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been volatile. In 2017, the BCTI reached a high of 867 and a low of 508. Although the BDTI and BCTI were 662 and 563, respectively, as of March 27, 2018, there can be no assurance that the crude oil and petroleum products charter market will increase, and the market could again decline. This volatility in charter rates depends, among other factors, on (i) the demand for crude oil and petroleum products, (ii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iii) oil refining volumes, (iv) oil prices, and (v) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.
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
Further, the economic slowdown in China has and may continue to exacerbate the effect on us of any slowdown in the rest of the world. Specifically, China currently has one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2017 was estimated to be around 6.9%. China and other countries in the Asia Pacific region may continue to experience slow or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.
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
The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in charter rates. As of March 23, 2018, newbuilding orders have been placed for an aggregate of approximately 11.5% of the existing global tanker fleet with the bulk of deliveries expected during 2018 and 2019.
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
While none of our vessels called on ports located in countries subject to U.S. sanctions during 2017, and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in these countries from time to time on charterers' instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.   The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader, and U.S. persons are generally prohibited from all transactions or dealings with such persons, whether direct or indirect.  Among other things, foreign sanctions evaders are unable to transact in U.S. dollars.
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
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and the European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
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

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.  On October 13, 2017, the U.S. President announced that he would not certify Iran's compliance with the JCPOA.  This did not withdraw the U.S. from the JCPOA or reinstate any sanctions.  However, the U.S. President must periodically renew sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions currently suspended under the JCPOA. Although it is our intention to comply with the provisions of the JCPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA, as noted above.
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the Trump administration, the European Union, and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea. Sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessels.  If insurers or the Joint War Committee characterize the regions in which our vessels are deployed as "war risk" zones or "war and strikes" listed areas," respectively, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, least of all for bearing the cost of the applicable deductible(s) or unforeseen charges/costs, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.
RISKS RELATED TO OUR COMPANY
We may not be able to continue as a going concern.
Our audited condensed consolidated financial statements for the year ended December 31, 2017 have been prepared on the basis that we will continue as a going concern. As at December 31, 2017, we had a working capital surplus of $3.5 million and commitments under operating leases for the next twelve months of $6.3 million. As of March29, 2018, our capital commitments for the acquisition of our fleet for the following twelve months amounts to $137.1 million.
As of December 31, 2017 we have undrawn facilities amounting to $51.8 million. Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources." We are considering options to raise capital to avoid there being substantial doubt about our ability to fund future operations and meet our obligations as they become due for at least a year, and continue as a going concern. If we are unable to refinance or raise capital, we may cease to continue as a going concern and we would be required to restate our assets and liabilities on a liquidation basis, which could differ significantly from the going concern basis.

We are currently subject to litigation and we may be subject to similar or other litigation in the future.
We and certain of our current executive officers are defendants in purported class-action lawsuits pending in the U.S. District Court for the Eastern Districts of New York, brought on behalf of shareholders of the Company.  The lawsuits allege violations of the Securities Exchange Act of 1934, as amended, or the Exchange Act.
While we believe these claims to be without merit and intend to continue to defend these lawsuits vigorously, we cannot predict their outcome. Furthermore, we may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.
With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Substantial litigation costs, including the substantial self-insured retention that we were required to satisfy before any insurance applied to the claim, or an adverse result in any litigation may adversely impact our business, operating results or financial condition.

Our operating, joint venture and chartered-in fleet consists of eight MR product tankers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.
As of the date of this annual report, our operating fleet consists of two chartered-in 49,737 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,208 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, and three 49,737 dwt product/chemical tankers, the M/T Stenaweco Excellence, M/T Nord Valiant and M/T Stenaweco Elegance. Furthermore our 50% owned subsidiary owns a 49,737 dwt product/chemical tanker vessel, the M/T Eco Holmby Hills. If these vessels are unable to generate revenue as a result of off hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.
We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
Currently all of our revenues are currently derived from four charterers, Stena Weco A/S, BP Shipping Limited, Clearlake Shipping Pte Ltd and Dampskibsselskabet NORDEN A/S. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
As of December 31, 2017, we are in compliance with the consolidated leverage ratio and the minimum free liquidity covenants in our sale and leaseback agreements.
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

As of the date of this annual report, we own 50% interests in one corporation that is a party to a shipbuilding contract for a newbuilding vessel scheduled to be delivered from Hyundai in the second quarter of 2018 and 100% interests in another five corporations that are party to shipbuilding contracts for five newbuilding vessels scheduled to be delivered in the third quarter of 2018 and the first and second quarters of 2019. Newbuilding construction projects are subject to risks of delay inherent in any large construction project caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, bankruptcy or other financial crisis of the shipyard, a backlog of orders at the shipyard, or any other events of force majeure. A shipyard's failure to complete the project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results as we will continue to incur other costs to operate our business.

Furthermore, we will need to incur additional borrowings or raise capital through the sale of additional equity or debt securities to complete our newbuilding program or acquire any additional vessels in the future. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to complete our newbuilding program or acquire other newbuilding or secondhand vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our strategic relationships subject us to risks that could adversely affect our business, financial condition and results of operations.

We own 50% of City of Athens Inc., a Marshal Islands corporation that owns the M/T Eco Holmby Hills and another 50% of ECO Nine Inc., a Marshall Islands corporation that is a party to a newbuilding contract for a 50,000 dwt newbuilding product tanker scheduled for delivery from Hyundai in May 2018. Fly Free Company and Maxima International Co. own the other 50% of City of Athens Inc. and ECO Nine Inc., respectively. Fly Free Company and Maxima International Co. are wholly-owned subsidiaries of Gunvor S.A., or Gunvor, a non-affiliated company with which we have entered into a joint venture agreement on July 7, 2017.

These strategic relationships are subject to various risks that could adversely affect the value of our investments and our results of operations and financial condition. These risks include, but are not limited to, the following:

•
our interests could diverge from our partners' interests or we may not agree with our strategic partners on ongoing activities or on the amount, timing or nature of further investments in the relationship;

•	we do not control the operations of City of Athens Inc. and ECO Nine Inc. as we have joint control ;

•	due to financial constraints, our strategic partners may be unable to meet their commitments to us;

•	due to differing long-term business goals, our partners may decide not to join us in funding capital investment by our business ventures, which may result in higher levels of cash expenditures by us;

•	we may experience difficulties or delays in collecting amounts due to us from our strategic partners;

•	the terms of our arrangements may turn out to be unfavorable; and

•	changes in tax, legal or regulatory requirements may necessitate changes in the agreements with our strategic partners.

Further, in spite of performing customary due diligence prior to entering into the aforementioned strategic relationships, we cannot guarantee full disclosure of prior acts or omissions of the sellers or those with whom we enter into strategic arrangements. If our strategic relationships are unsuccessful or there are unanticipated changes in, or termination of, our strategic relationships, our business, results of operations and financial condition may be adversely affected.

Our credit facilities contain restrictive covenants that limit our business and financing activities.
The operating and financial restrictions and covenants in our ABN Senior Credit Facility, or the ABN Facility, Norddeutsche Landesbank Girozentrale Bank of Germany Facility, or the NORD/LB Facility, Alpha Bank of Greece Facility, or the Alpha Bank Facility, and any new or amended credit facility we enter into in the future could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.
For example, our ABN Facility, NORD/LB Facility and Alpha Bank Facility require the consent of our lenders to, among other things:
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
Due to the recent issuances and sales of our common shares we may not have always been in compliance with the covenants contained in our secured credit facilities.

The NORD/LB Facility, Alpha Bank Facility and ABN Facility require that any member of the family of Mr. Evangelos Pistiolis, our President, Chairman and Chief Executive Officer, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 20% of our issued and outstanding common shares, 30% of our issued and outstanding common shares (or 51% of the voting rights in Eco Seven Inc.), or 50% of our voting rights, respectively (the "Required Percentage"). As of the latest Schedule 13D/A filed by the Lax Trust and other related parties, the members of Mr. Pistiolis' family may be deemed to beneficially own, via the Lax Trust, less than 0.1% of our outstanding common shares or, upon exercise by Lax Trust of Warrants held by Race Navigation Inc., 13.3% of our outstanding common shares.

In order to comply with the loan covenants described above, on May 8, 2017 the Company issued 100,000 of Series D Preferred Shares to Tankers Family Inc., a company controlled by Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, for $1,000 pursuant to a stock purchase agreement. Each Series D Preferred Share has the voting power of one thousand (1,000) common shares.  The Series D Preferred Shares have no dividend or other economic rights and are non-transferable and must be held by Mr. Pistiolis or his family.  If we had not cured such breach or such breach is not waived or modified by our lenders, then such breach may provide our lenders with the right to accelerate our indebtedness and foreclose their liens on our assets securing the credit facilities, which would impair our ability to continue to conduct our business.  In addition our lenders may among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, and sell vessels in our fleet.

Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. Our lenders may also require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.
We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2017, we had a total indebtedness of $106.2 million, excluding deferred finance fees. Our current or future debt could have other significant consequences on our operations. For example, it could:
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

Uncertainty related to the Greek sovereign debt crisis may adversely affect our operating results..
Uncertainty related to the Greek sovereign debt crisis may adversely affect our operating results. Greece experienced a macroeconomic downturn in recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. As a result, our operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or our Fleet Manager pay to the Greek government new taxes or other fees. We and our Fleet Manager also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and our Fleet Manager's shore side operations located in Greece. The Greek government's taxation authorities have increased their scrutinization of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and our Fleet Manager may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

Our President, Chief Executive Officer and Director, who may be deemed to beneficially own, directly or indirectly, 100% of our Series D Preferred Shares, and approximately 13.3% of our common stock, has control over us.

As of March 29, 2018, Lax Trust, which is an irrevocable trust established for the benefit of certain family members of our President, Chief Executive Officer and Director, Mr. Evangelos Pistiolis, may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding shares of our Series D Preferred Stock.  Each Series D Preferred Share carries 1,000 votes.  By its ownership of 100% of our Series D Preferred Shares, Lax Trust has control over our actions.

As of March 29, 2018, the Lax Trust may be deemed to own all of the outstanding shares of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Race Navigation Inc., and Tankers Family Inc., which in aggregate own approximately 13.3% of our outstanding common shares, including 2,600,000 common shares issuable upon the exercise of 1,250,000 of the 2014 Warrants (defined below) currently beneficially owned by Race Navigation. See also "Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders." Due to the number of shares that the Lax Trust may be deemed to own, it has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust or the family of Mr. Pistiolis may be different from your interests.
We may be unable to attract and retain key management personnel and other employees in the international tanker shipping industry, which may negatively impact the effectiveness of our management and our results of operations.
Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc., or Central Mare, a related party affiliated with the family of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, and we have entered into agreements with Central Mare for the compensation of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis Ikonomou, our Executive Vice President, Chairman and Director; and Konstantinos Patis, our Chief Technical Officer. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.
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
We believe that we were not a PFIC for our 2014 through 2017 taxable years and do not expect to be treated as a PFIC in subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ''passive income,'' and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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
Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. Although we have qualified for this statutory exemption in previous taxable years and have taken this position for U.S. federal income tax return reporting purposes in such taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of our common stock, owned in the aggregate 50% or more of the vote and value of such stock, and "qualified shareholders" as defined by the Treasury regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of common stock to preclude the shares in that closely-held block that are not so owned from representing 50% or more of the value of our common stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year. We intend to take the position for U.S. federal income tax reporting purposes that we are not subject to U.S. federal income taxation for the 2017 taxable year because more than 50% of our stock was not owned by non-qualified shareholders that each held 5% or more of our stock.
We are a "foreign private issuer," which could make our common stock less attractive to some investors or otherwise harm our stock price.

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act. As a "foreign private issuer" the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common stock by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common stock less attractive to some investors or otherwise harm our stock price.

RISKS RELATED TO OUR COMMON SHARES
Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder's investment.
The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq Stock Market LLC, or Nasdaq. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2017, the price of our common shares experienced a high of $891,000 in February, post-split adjusted, and a low of $2.40 in December.
The market price of our common shares is affected by a variety of factors, including:
•	fluctuations in interest rates;
•	fluctuations in the availability or the price of oil and chemicals;
•	fluctuations in foreign currency exchange rates;
•	announcements by us or our competitors;
•	changes in our relationships with customers or suppliers;
•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;
•	changes in United States or foreign tax laws;
•	actual or anticipated fluctuations in our operating results from period to period;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	market conditions in the shipping industry and the general state of the securities markets;
•	mergers and strategic alliances in the shipping industry;
•	changes in government regulation;
•	a general or industry-specific decline in the demand for, and price of, shares of our common stock resulting from capital market conditions independent of our operating performance;
•	the loss of any of our key management personnel;
•	our failure to successfully implement our business plan; and
•	issuance of shares.
There is no guarantee of a continuing public market for you to resell our common shares.
Our common shares currently trade on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common stock will continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. The price of our common stock may be volatile and may fluctuate due to factors such as:
•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
•	mergers and strategic alliances in the shipping industry;
•	market conditions in the shipping industry and the general state of the securities markets;
•	changes in government regulation;
•	shortfalls in our operating results from levels forecast by securities analysts; and
•	announcements concerning us or our competitors.

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
On July 27, 2016, we transferred our Nasdaq listing from the Nasdaq Global Select Market to the Nasdaq Capital Market. Our common shares continue to trade on Nasdaq under the symbol "TOPS". The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Select Market. The Company then fulfilled the listing requirements of the Nasdaq Capital Market and the approval of the transfer cured our deficiency under Nasdaq Listing Rule 5450(b)(1)(C).

On June 27, 2017, we received written notification from Nasdaq, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until December 26, 2017. We regained compliance on August 17, 2017.
On October 10, 2017, we received written notification from Nasdaq indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until April 9, 2018.
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
We issued 8,923,586 common shares during 2017 through various transactions.  Shareholders may experience significant dilution as a result of our offerings.
We have already sold large quantities of our common stock pursuant to previous public and private offerings of the Company's equity and equity-linked securities.  We currently have an effective registration statement on Form F-3 (333-215577) for the sale of up $200,000,000, of which approximately $86.9 million has been sold. We also have outstanding 1,976,389 Warrants, which are convertible into our common shares, both as defined below.
Purchasers of the shares of our common stock we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, any exercise of our outstanding warrants issued in June 2014, or our 2014 Warrants, future vessel acquisitions, repayment of outstanding indebtedness, or our equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.
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
We have issued a significant number of our common shares and we may do so in the future. Shares to be issued in relation to a future follow-on offering could cause the market price of our common shares to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.
The market price of our common stock could decline due to sales, or the announcements of proposed sales, of a large number of common stock in the market, including sales of common stock by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common stock or other equity-related securities would have on the market price of our common stock.

Our Third Amended and Restated Articles of Incorporation, as amended, authorize our Board of Directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

Future issuance of common shares may trigger anti-dilution provisions in our outstanding warrants and affect the interests of our common shareholders.
The 2014 Warrants contain anti-dilution provisions that could be triggered by the issuance of common shares in a future offering, depending on their offering price. For instance, the issuance by us of common shares for less than $1.20 per common share, which is the current fixed exercise price for the warrant shares of the 2014 Warrants, could result in an adjustment downward of the exercise price of the warrant shares of the 2014 Warrants and an increase in the number of shares each warrant is eligible to purchase above 2.08 per 2014 Warrant. These adjustments could affect the interests of our common shareholders and the trading price for our common shares. Furthermore and following the issuance our Series C Convertible Preferred Shares and the subsequent trigger of an anti-dilution provision of our 2014 Warrants, each warrant holder currently has the option to replace the fixed exercise price with a variable exercise price, namely 75% of the lowest daily VWAP of our common shares over the 21 consecutive trading days expiring on the trading day immediately prior to the date of delivery of an exercise notice (but in no event can this variable exercise price be less than $0.25) and purchase such proportionate number of shares based on the variable price in effect on the date of exercise. If using variable exercise price of the Series C Convertible Preferred Shares, as of March 29, 2018, each 2014 Warrant has an exercise price of $1.65 and entitles its holder to purchase 1.51 common shares, as may be further adjusted. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the then current exercise price of the warrant shares of the 2014 Warrants would result in similar adjustments.
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
Our executive management team consists of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis Ikonomou, our Executive Vice President, Chairman and Director; and Konstantinos Patis, our Chief Technical Officer. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of any vessels we may acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party affiliated with the family of Mr. Pistiolis. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager's services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:
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
On July 15, 2015, we took delivery of the M/T Eco Fleet. We financed the payment of the final installment for the vessel by entering into the ABN Facility, under which we drew down $22.2 million.  On January 21, 2016, we took delivery of the M/T Eco Revolution and financed the payment of the final installment for the vessel by drawing down $22.2 million from the ABN Facility. On August 1, 2016, in connection with the expected delivery of the M/T Nord Valiant, we amended the ABN Facility to increase the borrowing limit to $64.4 million and added another tranche to the loan. On August 5, 2016, we drew down $20.0 million under the ABN Facility and on August 10, 2016, we took delivery of the M/T Nord Valiant. As of December 31, 2017, we had $53.5 million outstanding under the facility and no available capacity for further borrowings.
On December 23, 2015, we entered into an agreement with Family Trading, a company that is owned by the Lax Trust pursuant to which, Family Trading lent us up to $15 million under an unsecured revolving credit facility, or the Family Trading Facility, in order to fund our newbuilding program and working capital relating to our operating vessels. This facility was initially repayable in cash no later than December 31, 2016, with an option to extend the facility's repayment up to December 31, 2017. Family Trading also assumed our liabilities of approximately $3.8 million related to the early termination in 2011 of the bareboat charter for the M/T Delos that were immediately due. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Leases." As consideration for the assumption of these liabilities, Family Trading received 7 of our common shares on January 12, 2016. We had the right to buy back up to 60% of these shares at any time until December 31, 2016, which we did not exercise. On December 28, 2016, we extended the maturity of the Family Trading loan to January 31, 2017 and on January 27, 2017, we further extended its maturity to February 28, 2017. On February 21, 2017, the Family Trading Facility was extended to December 31, 2018 when we amended and restated the Family Trading Facility, or the Amended Family Trading Credit Facility, in order to, among other things, allow us to remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when we raise capital through the issuance of certain securities, remove the revolving feature of the facility, and extend the facility for up to three years.

On May 11, 2016, we entered into the NORD/LB Facility to partially finance the delivery of the M/T Stenaweco Excellence. On May 13, 2016, we drew down $23.2 million under the NORD/LB Facility and on May 20, 2016, we took delivery of the M/T Stenaweco Excellence. As of December 31, 2017, we had $20.1 million outstanding under the facility and no available capacity for further borrowings.
On September 14, 2016, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a stockholders rights agreement dated as of September 22, 2016, by and between us and Computershare Trust Company, N.A. (now taken over by our new transfer agent, American Stock Transfer & Trust Company, or "AST"), as rights agent.
On November 22, 2016, we completed a private placement of up to 3,160 Series B Convertible Preferred Shares for an aggregate principal amount of up to $3.0 million, or the Series B Transaction.  Yorkville purchased 1,579 Series B Convertible Preferred Shares at the initial closing of the Series B Transaction and 527 Series B Convertible Preferred Shares on November 28, 2016 for a total consideration of $2.0 million and has waived the right to purchase any additional Series B Convertible Preferred Shares. In connection with the Series B Transaction, we also entered into a registration rights agreement with Yorkville to provide it with certain registration rights. As of August 15, 2017, we have issued 18,026 common shares in connection with the conversions of all of our Series B Convertible Preferred Shares.
On February 1, 2017, the Commission declared effective our registration statement on Form F-1, which covers the registration of (i) $200,000,000 common shares (including preferred stock purchase rights), preferred shares, debt securities, warrants, purchase contracts, rights and units and (ii) 1,000,000 common shares offered for resale by Yorkville underlying the Series B Convertible Preferred Shares issued in the Private Placement.
On February 2, 2017, we launched a registered equity line for the sale of up to $3,099,367 of our common shares from time to time to Kalani Investments Limited, or Kalani, over the next 24 months pursuant to the Purchase Agreement between us and Kalani dated February 2, 2017.  On March 17, 2017, we expanded the registered equity line to allow for the sale of up to $6,940,867 of our common shares from time to time to Kalani pursuant to an amendment to the Purchase Agreement dated February 2, 2017, or the First Amendment.  On March 27, 2017, we further expanded the registered equity line to allow for the sale of up to $12,540,867 of our common shares to Kalani, or the Second Amendment.  On April 4, 2017, we further expanded the registered equity line to allow for the sale of up to $20,340,867 of our common shares, or the Third Amendment.  On April 27, 2017, we further expanded the registered equity line to allow for the sale of up to $40,340,867 of our common shares to Kalani, or the Fourth Amendment. On October 12, 2017 we announced that we have issued and sold the total dollar amount of common shares under the registered equity line.
On February 17, 2017, we closed a private placement with a non-U.S. institutional investor for the sale of 7,500 newly issued Series C Convertible Preferred Shares, which were convertible into the Company's common shares, for $7.5 million pursuant to a securities purchase agreement, or the Series C Transaction.  As of November 8, 2017, we have issued 904,646 common shares in connection with the conversions of all our Series C Convertible Preferred Shares.
On February 20, 2017, we, through our wholly-owned subsidiary, Style Maritime Ltd., acquired a 40% ownership interest in Eco Seven Inc., a Marshall Islands corporation, or Eco Seven, from Malibu Shipmanagement Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust for an aggregate purchase price of $6.5 million, pursuant to a share purchase agreement, or the Eco Seven Transaction. Eco Seven owns M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai on February 28, 2017. Eco Seven was also a party to a time charter agreement that commenced upon the vessel's delivery at a rate of $16,500 per day for the first three years, and at the charterer's option, $17,500 for the first optional year and $18,500 for the second optional year. The Eco Seven Transaction was approved by a special committee of the Company's board of directors, or the Transaction Committee, of which the majority of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor.
Throughout 2017, we issued multiple promissory notes to Kalani and Xanthe Holdings Ltd, or Xanthe, a non-affiliated, non-US company, affiliated with Kalani.  On February 6, 2017, we entered into a note purchase agreement and issued a $3.5 million 6% Original Issue Discount Promissory Note to Kalani for cash consideration of $3.3 million, with a mandatory redemption no later than May 15, 2017. On March 22, 2017, we entered into a note purchase agreement and issued a $5.0 million 4% Original Issue Discount Promissory Note to Kalani for cash consideration of $4.8 million, with a mandatory redemption no later than October 7, 2017. On March 28, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Kalani in the principal amount of $10 million for cash consideration of $10 million, with a mandatory redemption no later than August 25, 2017.  On April 5, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Kalani in the principal amount of $7.7 million for cash consideration of $7.7 million, with a mandatory redemption no later than September 4, 2017.  On May 15, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Xanthe in the principal amount of $5.0 million for cash consideration of $5.0 million, with a mandatory redemption no later than August 23, 2017.  On June 26, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Kalani in the principal amount of $3.0 million for cash consideration of $3.0 million, with a mandatory redemption no later than October 24, 2017. On July 12, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Xanthe in the principal amount of $3.1 million for cash consideration of $3.0 million, with a mandatory redemption no later than November 7, 2017. On September 15, 2017, we issued an unsecured promissory note in the amount of $2.0 million with an original issue discount of 1% to Xanthe.  As of December 31, 2017 all of the promissory notes issued to Kalani and Xanthe have been settled.

On March 27, 2017, pursuant to the management agreement between the Company and CSM, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, our board of directors granted to CSM a $1.25 million cash performance fee for its dedication and provision to the Company of high quality ship management and newbuilding supervision services during 2016.
On March 27, 2017, our board of directors granted to our executive officers an aggregate cash bonus of $1.5 million in consideration of the successful completion of the Company's newbuilding program in 2016.
On March 30, 2017, we, through our wholly-owned subsidiary Style Maritime Ltd., acquired another 9% ownership interest in Eco Seven from Malibu Shipmanagement Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $1.5 million, or the Eco Seven Extended Transaction. Pursuant to the Eco Seven Extended Transaction, our ownership interest in Eco Seven increased to 49%.  On May 30, 2017, we announced that we entered into an agreement with Eco Seven to purchase for $6.5 million, an additional 41% interest, increasing our interest to 90% ownership in Eco Seven.
On March 30, 2017, we, through our wholly-owned subsidiary, Lyndon International Co., acquired a 49% ownership interest in City of Athens from Fly Free Company, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $4.2 million, or the City of Athens Transaction. City of Athens is currently a party to a newbuilding contract for the construction of M/T Eco Holmby Hills, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in January 2018.
On March 30, 2017, we, through our wholly-owned subsidiary, Gramos Shipping Company Co., acquired a 49% ownership interest in Eco Nine from Maxima International Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $3.5 million, or the Eco Nine Transaction.  Eco Nine is currently a party to a newbuilding contract for the construction of M/T Eco Palm Springs, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in April 2018.
During April 2017, NORD/LB, as defined below, agreed to provide us with a waiver until the end of 2017 for the breach of the loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis, our President, Chairman and Chief Executive Officer, maintains an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 20% of our issued and outstanding common shares.
On April 21, 2017 we were informed by ABN Amro Bank, as defined below, that we were in breach of the loan covenant that required that any member of the family of Mr. Evangelos Pistiolis, our President, Chairman and Chief Executive Officer, maintains an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of our issued and outstanding common shares. Our lender requested that either the family of Mr. Evangelos Pistiolis maintain an ownership interest of at least 30% of our issued and outstanding common shares or maintain a voting rights interest of above 50%. In order to regain compliance with the loan covenant, the Board authorized the Company on April 27, 2017 to create a new class of non-convertible preferred shares.  On May 8, 2017, we issued 100,000 shares of Series D Preferred Shares to Tankers Family Inc., a company controlled by Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, for $1,000 pursuant to a stock purchase agreement. Each Series D Preferred Share has the voting power of one thousand (1,000) common shares. For more information about the Series D Preferred Shares, please see "Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Series D Preferred Shares."
On April 26, 2017, we acquired a 100% ownership interest in Astarte from Indigo Maritime Ltd, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $6 million, or the Astarte Transaction. Astarte is currently a party to a newbuilding contract for the construction of Hull No 2648, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in July 2018.
The Eco Seven Extended Transaction, the City of Athens Transaction the Astarte Transaction and the Eco Nine Transaction were approved by a special committee of our board of directors, or the Transaction Committee, of which the majority of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor.
On June 27, 2017, we received written notification from Nasdaq, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until December 26, 2017. We regained compliance on August 17, 2017.

On August 1, 2017, we received a subpoena from the Commission requesting certain documents and information in connection with offerings made by us between February 2017 and August 2017. We have been and are currently providing the requested information to the SEC.
On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JMA)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) us and two of our executive officers. The complaint is brought on behalf of an alleged class of those who purchased common stock of the Company between January 17, 2017 and August 22, 2017, and alleges that we and two of our executive officers violated Sections 9, 10(b) and/or 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder.
On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016(LDW)(AYS)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder.  Other similar complaints may be filed in the future. We will respond to these complaints (or an amended and/or consolidated complaint) by the appropriate deadline to be set in the future. We and our management believe that the allegations in the complaints are without merit and plan to vigorously defend themselves against the allegations.
On September 5, 2017 we entered into a $23.5 million bank loan facility with Amsterdam Trade Bank of Holland ("AT Bank") for the financing of M/T Eco Palm Desert.
On October 10, 2017, we received written notification from Nasdaq indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until April 9, 2018.
On November 3, 2017 we held our Special Meeting of Shareholders where our shareholders approved and adopted one or more amendments to our Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of our issued common shares at a ratio of not less than one-for-two and not more than one-for-10,000 and in the aggregate at a ratio of not more than one-for-10,000, inclusive, with the exact ratio to be set at a whole number within this range to be determined by our board of directors and authorized the Company's board of directors to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.
On November 7, 2017, we entered into a Common Stock Purchase Agreement, or the First Purchase Agreement, with Crede CG III, Ltd., or Crede CG, pursuant to which the Company agreed sell up to $25 million of shares of its common stock, par value $0.01 to Crede CG over a period of 24 months, subject to certain limitations. On December 14, 2017 the First Purchase Agreement was completed.
On November 13, 2017, we entered into a Note Purchase Agreement with Crede Capital Group LLC, or Crede, pursuant to which the Company issued an unsecured promissory note in the original principal amount of $12.5 million with a single revolving option for additional $5.0 million that we exercised on November 20, 2017. As of the date hereof, the promissory note has been settled.
On November 24, 2017, we acquired all of the outstanding shares of PCH77 Shipping Company Limited, a Marshall Islands company that owns a new building contract for M/T Eco California, a high specification 50,000 dwt Medium Range ("MR") product/chemical tanker under construction at Hyundai in Korea from an entity affiliated with our Chairman and Chief Executive Officer, Mr. Evangelos Pistiolis. We paid $3.6 million for the outstanding shares and the vessel is scheduled for delivery during January 2019. The abovementioned transaction was approved by a special committee of the Company's board of directors, or the Transaction Committee, of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor. Upon its delivery, the vessel will be employed under a time charter with an oil major for a firm duration of two years with a charterer's option to extend for one additional year. The rate of the charter consists of a fixed amount per day plus a 50% profit share for earned rates over the fixed amount.
On December 11, 2017, we entered into a Common Stock Purchase Agreement, or the Second Purchase Agreement, with Crede CG pursuant to which the Company agreed to sell up to $25 million of shares of its common stock, par value $0.01 to Crede CG over a period of 24 months, subject to certain limitations. As of the date of this report up to $6.1 million worth of shares is remaining that the Company may sell pursuant to the Second Purchase Agreement. On March 22, 2017 we announced that we would not make any sales under the Second Purchase Agreement for a period of 12 months.
On December 14, 2017, we entered into a Note Purchase Agreement with Crede, pursuant to which we issued an unsecured promissory note in the original principal amount of $12,500,000 with revolving options for two additional $5.0 million notes to Crede.

Recent Developments
On January 2, 2018, the Compensation Committee recommended to our board of directors and the board of directors approved an award of $2.25 million, in cash as incentive compensation to Mr. Evangelos Pistiolis, or his nominee, to be distributed at his own discretion amongst executives.
On January 2, 2018, the Compensation Committee recommended to our board of directors and the board of directors approved an award of $1.25 million in cash as incentive compensation to CSM.
On January 5, 2018, we entered into an Amendment to the Note Purchase Agreement with Crede, pursuant to which we issued an unsecured promissory note in the original principal amount of $5.369 million with a single revolving option for additional $4.631 million. On February 9, 2018 the Note Purchase Agreement was further amended to increase the last revolving option to $6.4 million and on the same date we exercised said option in full.
On January 12, 2018, we announced that Mr. Per Christian Haukenes, a Class I director of the Company, has resigned effective as of December 31, 2017.  Our board of directors has appointed Mr. Stavros Emmanouil as a Class I Director to fill the vacancy created by Mr. Haukenes's resignation, with a term expiring at the Company's 2020 Annual Meeting of Shareholders. The board of director's Audit Committee, Corporate Governance Committee and Compensation Committee have also been increased from three members to four members each.  Mr. Stavros Emmanouil has been appointed to serve on each committee.
On January 31, 2018, we acquired:
•
100% of the issued and outstanding shares of PCH Dreaming Inc., a Marshall Islands company that has entered into a new building contract for a high specification 50,000 dwt Medium Range ("MR") product/chemical tanker under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea and scheduled for delivery during March 2019.  The Company has acquired the shares from Ships International Inc. (the "Seller"), an entity affiliated with the Company's Chief Executive Officer, for an aggregate purchase price of $3.95 million. Following its delivery, the vessel will enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $16,000, with a charterer's option to extend for two additional years at $17,000 and $18,000, respectively.

•
100% of the issued and outstanding shares of South California Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during April 2019.  The Company has acquired the shares from the Seller for an aggregate purchase price of $8.95 million. Following its delivery, the vessel will enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer's option to extend for two additional years at $26,000 and $27,000, respectively.

•
100% of the issued outstanding shares of Malibu Warrior Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during May 2019.  The Company has acquired the shares from the Seller for an aggregate purchase price of $8.95 million. Following its delivery, the vessel will enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer's option to extend for two additional years at $26,000 and $27,000, respectively.

•
10% of the issued and outstanding shares of Eco Seven Inc., a Marshall Islands company that owns M/T Stena Elegance, a high specification 50,000 dwt MR product/chemical tanker delivered in February 2017 at Hyundai Vinashin.  The Company has acquired the shares from an entity affiliated with the Company's Chief Executive Officer for an aggregate purchase price of $1.6 million.  As a result of the transaction the Company will own 100% of the issued and outstanding shares of Eco Seven Inc.

Each of the acquisitions was approved by a special committee of our board of directors, (the "Transaction Committee"), of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained an opinion on the fairness of the consideration of this transaction from two independent financial advisors. The acquisitions completed on January 31st 2018 created contractual commitments amounting to $151.5 million.

On February 20, 2018 we appointed AST as our new transfer agent and registrar and warrant agent for the 2014 Warrants. All of the Company's directly held common shares and 2014 Warrants have been transferred from Computershare to AST's platform, with no action required by any shareholder regarding the change in our transfer agent. (AST can be reached as follows: American Stock Transfer & Trust Company, 55 Challenger Road Ridgefield Park, NJ 07660, Office: 201-806-4181).

On March 12, 2018 our 50% owned subsidiaries City of Athens and in Eco Nine entered into a loan agreement with ABN Amro Bank for a senior debt facility of up to $35.9 million to fund, the delivery of M/T Eco Holmby Hills and M/T Eco Palm Springs ($17.9 million for each vessel). The loan will be payable in 20 consecutive quarterly installments of $0.3 million per vessel, commencing three months from draw down, and a balloon payment of $11.9 million per vessel payable together with the last installment. The credit facility will bear interest at LIBOR plus a margin of 2.90%.

On March 15, 2018, our 50% owned subsidiary City of Athens took delivery of M/T Eco Holmby Hills, a 50,000 dwt newbuilding product/chemical tanker constructed at the Hyundai Mipo Vinashin shipyard. On March 20, 2018 the vessel commenced its time charter agreement with Clearlake Shipping Pte Ltd.

On March 22, 2018, we announced that for 12 months the Conpany: (i) does not intend to conduct any offerings that include variable priced securities; (ii) does not intend to issue any further shares under the Second Purchase Agreement; (iii) Race Navigation Inc., a company controlled by Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, will not convert any of its 1,250,000 warrants pursuant to a standstill agreement with the Company.

On March 26, 2018, we effected a 1-for-10 reverse stock split and announced that we do not intend to conduct another reverse stock split of our common shares for the 12 calendar months from March 26, 2018.

2014 Warrants
Our 2014 Warrants contain certain anti-dilution provisions, which were triggered as a result of the reverse stock split, Series B Transaction, the Equity Line Offering, Series C Transaction, First Purchase Agreement, Second Purchase Agreement and Amended Family Trading Credit Facility. As of March 29, 2018, the exercise price of our outstanding 2014 Warrants was $1.20 per warrant and each warrant could buy 2.05 common shares. Also, each warrant holder could, in its sole discretion, replace the fixed exercise price with a variable exercise price currently 75% of the lowest daily VWAP of our common shares over the 21 consecutive trading days expiring on the trading day immediately prior to the date of delivery of an exercise notice (but in no event can this variable exercise price be less than $0.25) and buy a proportionate number of common shares based on the variable price in effect on the date of exercise.  If using the aforementioned variable exercise price, as of March 29, 2018, each 2014 Warrant has an exercise price of $1.65 and entitles its holder to purchase 1.51 common shares, as may be further adjusted. As of March 29, 2018, an aggregate 3,353,611 2014 Warrants have been exercised for a total issuance of 226,150 common shares.
B.	Business Overview
We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of the date of this annual report, our fleet consists of two chartered-in 49,737 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,208 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, and three 49,737 dwt product/chemical tankers, the M/T Stenaweco Excellence, M/T Nord Valiant and M/T Stenaweco Elegance.
In addition we acquired from Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos Pistiolis, our President, Chief Executive Officer and Director, or the Lax Trust, a 100% ownership interest in Astarte International Inc., a Marshall Islands corporation, or Astarte. Astarte is currently a party to a newbuilding contract for the construction of M/T Eco Palm Desert, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai in September 2018. We have also acquired, through our wholly-owned subsidiaries, 50% ownership interests in Eco Nine Inc., a Marshall Islands corporation, or Eco Nine, and City of Athens Inc., a Marshall Islands corporation, or City of Athens, respectively. Both Eco Nine and City of Athens were at the time of the acquisition wholly-owned subsidiaries of the Lax Trust. Eco Nine is currently a party to a newbuilding contract for the construction of M/T Eco Palm Springs, a 50,000 dwt newbuilding product tanker scheduled for delivery from Hyundai in May 2018.  City of Athens is the owner of M/T Eco Holmby Hills, a 50,000 dwt product/chemical tanker.
Furthermore, we acquired from an entity affiliated with our Chairman and Chief Executive Officer, Mr. Evangelos Pistiolis, a 100% ownership interest in PCH77 Shipping Company Limited, a Marshall Islands corporation, or PCH77. PCH77 is currently a party to a newbuilding contract for the construction of M/T Eco California, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from under construction at Hyundai in January 2019. Finally in January we acquired from entities affiliated with our Chairman and Chief Executive Officer (i) 100% of the issued and outstanding shares of PCH Dreaming Inc., a Marshall Islands company that has entered into a new building contract for a 50,000 dwt Medium Range product/chemical tanker under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea and scheduled for delivery during March 2019, (ii) 100% of the issued and outstanding shares of South California Inc., a Marshall Islands company that has entered into a new building contract for a 157,000 dwt Suezmax Crude Oil Carrier under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during April 2019 and (iii) 100% of the issued outstanding shares of Malibu Warrior Inc., a Marshall Islands company that has entered into a new building contract for a 157,000 dwt Suezmax Crude Oil Carrier under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during May 2019.

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
Our Fleet
The following tables present our fleet list as of the date of this annual report:
Chartered-in fleet:

Name	Deadweight	Charterer	End of firm period	Charterer's Optional Periods	Gross Rate fixed period/ options
M/T Stenaweco Energy	49,737	Stena Weco A/S	February 2021	1+1 years	$15,616 / $17,350 / $18,100
M/T Stenaweco Evolution	49,737	Stena Weco A/S	October 2021	1+1 years	$15,516 / $17,200 / $18,000

Operating fleet:

Name	Deadweight	Charterer	End of firm period	Charterer's Optional Periods	Gross Rate fixed period/ options
M/T Eco Fleet	39,208	BP Shipping Limited	July 2018	1+1 years	$15,200 / $16,000 / $16,750
M/T Eco Revolution	39,208	BP Shipping Limited	January 2019	1+1 years	$15,200 / $16,000 / $16,750
M/T Stenaweco Excellence	49,737	Stena Weco A/S	November 2020	1+1 years	$15,000 until June 2019 and $16,200 after / $17,200 / $18,000
M/T Nord Valiant	49,737	DS Norden A/S	August 2021	1+1 years	$16,800 / $17,600 / $18,400
M/T Stenaweco Elegance	50,118	Stena Weco A/S	March 2021	1+1 years	$15,000 until December 2018 and $16,500 after / $17,500 / $18,500

Joint Venture fleet (50% owned):

Name	Deadweight	Charterer	End of firm period	Charterer's Optional Periods	Gross Rate fixed period/ options	Delivery date	Shipyard
M/T Eco Holmby Hills	49,737	Clearlake Shipping Pte Ltd	March 2021	1+1 years	$14,100 1st year, $14,600 2nd year and $15,025 3rd year / $15,400 / $16,400	Delivered	Hyundai Mipo Vinashin
M/T Eco Palm Springs	49,737	Clearlake Shipping Pte Ltd	May 2021	1+1 years	$14,250 1st year, $14,750 2nd year and $15,175 3rd year / $15,550 / $16,550	May 2018	Hyundai Mipo Vinashin

Fleet under construction:

Name	Deadweight	Charterer	End of firm period	Charterer's Optional Periods	Gross Rate fixed period/ options	Delivery date	Shipyard
M/T Eco Palm Desert	50,000	Central Tankers Chartering Inc	September 2021	1+1 years	$14,750 / $15,250 / $15,750	September 2018	Hyundai Mipo Vinashin
M/T Eco California	50,000	Shell Tankers Singapore Private Limited	January 2021	1 year	$13,750 / $13,950 plus 50% profit share	January 2019	Hyundai Mipo S. Korea
Hull No 8242	50,000	Central Tankers Chartering Inc	March 2020	1+1 years	$16,000 / $17,000 / $18,000	March 2019	Hyundai Mipo S. Korea
Hull No 874	159,000	Central Tankers Chartering Inc	April 2020	1+1 years	$25,000 / $26,000 / $27,000	April 2019	Hyundai Samho S. Korea
Hull No 875	159,000	Central Tankers Chartering Inc	May 2020	1+1 years	$25,000 / $26,000 / $27,000	May 2019	Hyundai Samho S. Korea

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
Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States. According to the International Energy Agency, global oil demand for 2017 has been revised as of February 2018 to 97.80 million barrels/day compared to 94.4 million barrels/day during 2016.
We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, will seek to enter into shorter or longer time or bareboat charters according to prevailing market conditions.
We will compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We will arrange our time charters and bareboat charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We will compete primarily with owners of tankers in the handymax and Suezmax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.
Seasonality
We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may affect operating results. However, to the extent that our vessels are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.
Risk of Loss and Liability Insurance Generally
The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel for oil pollution accidents in the United States Exclusive Economic Zone, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance
We have obtained marine hull and machinery, marine interests and war risk insurance, which includes the risk of actual or constructive total loss, general average, particular average, salvage, salvage charges, sue and labor, damage sustained in collision or contact with fixed or floating objects for all of the vessels in our fleet. Our vessels are covered up to at least their fair market value, with deductibles of $100,000 per vessel per incident. For any vessels that are under bareboat charters, the charterer is responsible for arranging and paying for all insurances that may be required.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses towards injury or death of crew, passengers and other third parties, loss or damage to cargo, collision liabilities, damage to other third-party property, pollution arising from oil or other substances and wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or P&I Clubs. Cover is subject to the current statutory limits of liability and the applicable deductibles per category of claim. Our current protection and indemnity insurance coverage for pollution stands at $1.0 billion for any one event.
The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the Association's its claim record as well as the claim records of all other members of the individual associations which are members of the pool of P&I Associations comprising the International Group.
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
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as ECAs (see below).
Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content. Once the cap becomes effective, ships will be required to obtain bunker delivery notes stating the Sulphur content and International Air Pollution Prevention ("IAPP") Certificates by their flag states.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
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
U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after the draft amendments are presented at MEPC's next session. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx), standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.
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
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. At MEPC 70 and MEPC 71, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide, effective January 1, 2021.  It is expected that these areas will be formally designated after draft amendments are presented at MEPC's next session. The U.S. Environmental Protection Agency, or EPA, promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx), standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future.

In the U.S., the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. Although the mobile source emission regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering petitions from the California Attorney General and various environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Furthermore, in the United States individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
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
The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our manager has obtained documents of compliance for its office and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.
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

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate.  The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.
Many of the implementation dates originally written into the BWM Convention have already passed, so now that the BWM Convention has entered into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. At MEPC 70, MEPC updated "guidelines for approval of ballast water managements systems (G8)." At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged.  Existing vessels must comply the D2 standard between September 8, 2019, and September 8, 2024. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Costs of compliance may be substantial.
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
OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.  Yet, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on February 24, 2014, the U.S. Bureau of Ocean Energy Management, BOEM, proposed a rule increasing the limits of liability of damages for off-shore facilities under OPA based on inflation. This rule became effective in January 2015. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  In April 2015, it was announced that new regulations are expected to be imposed in the U.S. regarding offshore oil and gas drilling and the U.S. Bureau of Safety and Environmental Enforcement, BSEE, announced a new Well Control Rule in April 2016.  However, pursuant to orders by the U.S. President in early 2017, the BSEE recently announced in August 2017 that this rule would be revised.   Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.
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
Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. However, it was not until December 2016 the USCG first approved said technology. The USCG previously waivers to vessels which cannot install the as-yet unapproved technology and vessels now requiring a waiver will need to show why they cannot install the approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
Two court decisions should also be noted.  First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. In the fall of 2016, sources reported that the EPA indicated it was working on a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist. Second, on October 9, 2015, the U.S. Court of Appeals for the Sixth Circuit stayed the Waters of the United States rule (WOTUS), which aimed to expand the regulatory definition of "waters of the United States," pending further action of the court. In response to this decision, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis.  On February 28, 2017, the U.S. President issued an Executive Order directing the EPA and U.S. Army Corps of Engineers to review the WOTUS and publish a proposed rule rescinding or revising the rule.  The EPA and Army Corps of Engineers are currently in the process of rulemaking pursuant to the President's order.  The effects of any future actions in these cases upon our operations are unknown.
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
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations

European Union Regulations
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
The EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, lasting until 2020.
The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The EU also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limited greenhouse gas emissions for ships. On June 1, 2017, the U.S. President announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, initial IMO strategy for reduction of greenhouse gas emissions needs to be developed by MEPC 72, which will be held in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements adopted by the IMO's Marine Environmental Protection Committee, or the MEPC, in July 2011 relating to greenhouse gas emissions. Under these measures, by 2025, all new ships built will be 25% more energy efficient than those built in 2014. Currently operating ships are now required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session.  In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gases from large stationary sources. However, in April 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions.  The outcome of this order is not yet known.  Although the mobile source emission regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering petitions from the California Attorney General and various environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. Moreover, in the U.S. individual states could enact environmental regulations that would affect our operations.  For example, California has introduced caps for greenhouse gas emissions and, in the end of 2016, signaled it may take additional action regarding climate change. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.
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

International Labour Organization
The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements. The MLC 2006 entered into force on August 20, 2013, with amendments adopted in 2014 and 2016. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.
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
Customers
Our customers include national, regional and international companies. We have historically derived a significant part of our revenue from a small number of charterers In 2017, 100% of our revenue was derived from three charterers, 56% from Stena Weco A/S, 28% from BP Shipping Limited and 16% from DS Norden A/S. In 2016, 100% of our revenue was derived from three charterers, 54% from Stena Weco A/S, 38% from BP Shipping Limited and 8% from DS Norden A/S. We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions.
C.	Organizational Structure
We are a Marshall Islands corporation with principal executive offices located at 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. We own and charter-in our vessels through wholly-owned subsidiaries that are incorporated in the Marshall Islands or other jurisdictions generally acceptable to lenders in the shipping industry. Our significant wholly-owned subsidiaries as of December 31, 2017 are listed in Exhibit 8.1 to this annual report on Form 20-F.
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
As of the date of this annual report, we have bareboat chartered-in two product/chemical tankers, own another five product/chemical tankers vessels and our 50% owned subsidiary owns another product/chemical tanker. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.
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
General and Administrative Expenses
Our general and administrative expenses include executive compensation paid to Central Mare for the compensation of our executive officers and a number of administrative staff, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer as well as a number of administrative employees. For further information please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Mare Letter Agreement, Management Agreements, and Other Agreements" and "Item 18. Financial Statements—Note 5—Transactions with Related Parties."
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
None of the vessels acquired in from 2014 up to 2017 gave rise to a recognition of any intangible asset or liability associated with those acquisitions.

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:
•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.
The principal factors that affect our profitability, cash flows and shareholders' return on investment include:
•	charter rates and periods of charter hire for our tankers;
•	utilization of our tankers (earnings efficiency);
•	levels of our tanker's operating expenses and dry-docking costs;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.
RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
The following table depicts changes in the results of operations for 2017 compared to 2016 and 2016 compared to 2015.
	Year Ended December 31,			Change
				YE16 v YE15			YE17 v YE16
	2015	2016	2017		$	%		$	%
	($ in thousands)
Voyage Revenues	13,075	28,433	39,363	15,358		117.5%	10,930		38.4%
Voyage expenses	370	736	999	366		98.9%	263		35.7%
Bareboat charter hire expenses	5,274	6,299	6,282	1,025		19.4%	(17)		-0.3%
Amortization of prepaid bareboat charter hire	1,431	1,577	1,657	146		10.2%	80		5.1%
Vessel operating expenses	4,789	9,913	13,444	5,124		107.0%	3,531		35.6%
Vessel depreciation	668	3,467	5,744	2,799		419.0%	2,277		65.7%
Management fees-related parties	1,621	1,824	4,730	203		12.5%	2,906		159.3%
Other operating (income) / loss	274	(3,137)	(914)	(3,411)		-1244.9%	2,223		-70.9%
General and administrative expenses	2,983	2,906	5,805	(77)		-2.6%	2,899		99.8%
Vessels impairment charge	3,081	-	0	(3,081)		-100.0%	-		-%
Expenses	20,491	23,585	37,747	3,094		15.1%	14,162		60.0%
Operating income / (loss)	(7,416)	4,848	1,616	12,264		165.4%	(3,232)		-66.7%
Interest and finance costs	(719)	(3,093)	(15,793)	(2,374)		330.2%	(12,700)		410.6%
(Loss)/Gain on derivative financial instruments	(392)	(698)	(301)	(306)		78.1%	397		-56.9%
Interest income	-	-	13	-		-	13		-
Other, net	20	(5)	1,120	(25)		-125.0%	1,125		-22,500.0%
Total other (expenses) / income, net	(1,091)	(3,796)	(14,961)	(2,705)		247.9%	(11,165)		294.1%
Net income/(loss)	(8,507)	1,052	(13,345)	9,559		112.4%	(14,397)		-1368.5%

The table below presents the key measures for each of the years 2015, 2016 and 2017. Please see "Item 3. Key Information—A. Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.
Year on Year Comparison of Operating Results
1.	Voyage Revenues
2017 vs. 2016
During the year ended December 31, 2017, revenues increased by $10.9 million, or 38%, compared to the year ended December 31, 2016. This increase was due to the acquisition of M/T Stenaweco Elegance in February 2017 that led to its employment for ten months resulting in an increase in revenue of $5.0 million, the employment of M/T Nord Valiant for twelve months in 2017 as opposed to four and a half months in 2016 that resulted in an increase in revenue of $3.8 million (the vessel started its employment on August 15, 2016), the employment of M/T Stenaweco Excellence for twelve months in 2017 as opposed to seven months in 2016 that resulted in an increase in revenue of $2.3 million (the vessel started its employment on May 23, 2016) and the employment of M/T Eco Revolution for 12 months in 2017 as opposed to eleven months in 2016 that resulted in an increase in revenue of $0.4 million (the vessel started its employment on January 26, 2016).
These increases were offset by the lower daily charter rates that we negotiated for M/T Stenaweco Energy and M/T Stenaweco Evolution in order to increase their charter duration by twelve and eighteen months respectively that resulted in a decrease of revenue by $0.2 million and $0.4 million respectively.
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
Expenses
2.	Voyage expenses
Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.
2017 vs. 2016
During 2017, voyage expenses increased by $0.3 million, or 36%, compared to 2016. This increase is due to the acquisition of M/T Stenaweco Elegance in February 2017 that led to its employment for ten months resulting in an increase in voyage expenses of $0.1 million, the employment of M/T Nord Valiant for twelve months in 2017 as opposed to four and a half months in 2016 that resulted in an increase in voyage expenses of $0.1 million (the vessel started its employment on August 15, 2016) and the employment of M/T Stenaweco Excellence for twelve months in 2017 as opposed to seven months in 2016 that resulted in an increase in voyage expenses of $0.1 million (the vessel started its employment on May 23, 2016).
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

3.	Vessel operating expenses
2017 vs. 2016
During the year ended December 31, 2017, vessel operating expenses increased by $3.5 million, or 36%, compared to the year ended December 31, 2016. This increase was mainly due to the acquisition of M/T Stenaweco Elegance in February 2017 that led to its operation for ten months that resulted in an increase in operating expenses of $1.8 million, the operation of M/T Nord Valiant for twelve months in 2017 as opposed to four and a half months in 2016 that resulted in an increase in operating expenses of $0.9 million (the vessel started operating on August 10, 2016) and the operation of M/T Stenaweco Excellence for twelve months in 2017 as opposed to seven months in 2016 that resulted in an increase in operating expenses of $0.6 million (the vessel started operating on May 20, 2016). Finally operating expenses of M/T Stenaweco Energy and M/T Eco Fleet increased by $0.1 million each.
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
4.	Vessel depreciation
2017 vs. 2016
During the year ended December 31, 2017, vessel depreciation increased by $2.3 million, or 66%, compared to the year ended December 31, 2016 due to the changes in our fleet that resulted in calendar (ownership) days increasing from 1,812 in 2016 to 2,496 in 2017.

2016 vs. 2015
During the year ended December 31, 2016, vessel depreciation increased by $2.8 million, or 419%, compared to the year ended December 31, 2015 due to the changes in our fleet that resulted in calendar (ownership) days increasing from 810 in 2015 to 1,812 in 2016.
5.	Management fees—related parties
2017 vs. 2016
During the year ended December 31, 2017, management fees to related parties increased by $2.9 million, or 159%, compared to the year ended December 31, 2016.
This increase was due to a $1.2 million increase in overhead management fees relating mainly to a   performance incentive fee to Central Mare in 2017 and due to sale and purchase commissions of $1.1 million pursuant to our new letter agreement with CSM, relating to the purchase of our vessels in 2017. Furthermore this increase was due to the acquisition of M/T Stenaweco Elegance in February 2017 that led to its operation for ten months resulting in an increase in management fees of $0.3 million, the operation of M/T Nord Valiant for twelve months in 2017 as opposed to four and a half months in 2016 that resulted in an increase in management fees of $0.2 million (the vessel started operating on August 10, 2016) and the operation of M/T Stenaweco Excellence for twelve months in 2017 as opposed to seven months in 2016 that resulted in an increase in management fees of $0.1 million (the vessel started operating on May 20, 2016).

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
6.	Other operating income
During the year ended December 31, 2017 we wrote-off $0.9 million of accrued liabilities relating to old charter parties of vessels sold in 2009, mainly relating to unearned revenue, as the time frame for our counterparties to claim these amounts has been time barred.
During the year ended December 31, 2016 we wrote-off $3.1 million of accrued liabilities relating to old charter parties of vessels sold from 2006 to 2008, mainly relating to $2.0 million of unearned revenue and $1.1 million of related brokerage commissions, as the time frame for our counterparties to claim these amounts has been time barred.
7.	General and administrative expenses
2017 vs. 2016

During the year ended December 31, 2017, our general and administrative expenses increased by $2.9 million, or 100%, compared to the year ended December 31, 2016, mainly attributed to a bonus of $1.5 million granted to the Company's CEO to be distributed at his own discretion amongst executives, an increase of $0.9 million in manager and employee related expenses, an increase of $0.3 million in other general and administrative expenses and an increase of $0.2 million in legal and consulting fees and expenses.
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

8.	Interest and Finance Costs
2017 vs. 2016
During the year ended December 31, 2017, interest and finance costs increased by $12.7 million, or 411%, compared to the year ended December 31, 2016. This increase is mainly attributed to:
a)
An increase of $8.3 million in amortization of debt discount, $7.5 million relating to the convertibility features of the Series C convertible preferred shares and $0.8 million relating to the convertibility features of the Family Trading facility, both absent in the same period of 2016 (please see "Item 18. Financial Statements—Note 9—Debt.").

b)
An increase of $2.7 million in loan interest expense, since in 2017 we had senior loan facilities with ABN Amro Bank, NORD/LB Bank, Alpha Bank and At Bank for the financing of the vessels M/T Eco Revolution, M/T Eco Fleet, M/T Nord Valiant, M/T Stenaweco Excellence, M/T Stenaweco Elegance and M/T Eco Palm desert as well as the Family Trading Facility, while in the same period of 2016 we only incurred interest expense for M/T Eco Fleet for twelve months, M/T Eco Revolution for eleven months, M/T Nord Valiant for four months(ABN Facility), and M/T Stenaweco Excellence (NORD/LB facility) for approximately seven months.

c)
An increase of $1.5 million in amortization of finance fees mainly due to the fact that in 2017 we accelerated the amortization of arrangement fees of four of our short term notes due to their prepayment ($0.6 million), we incurred additional amortization expenses relating to the Amended Family Trading Facility ($0.3 million) and the Series C convertible preferred shares we treated as debt ($0.3 million) and incurred increased amortization expenses due to the fact that we had more senior debt facilities in place compared to the same period in 2016 ($0.3 million).

d)	An increase of $0.2 million in other financial costs.
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
9.	Loss on derivative financial instruments
2017 vs. 2016
During the year ended December 31, 2017, loss on derivative financial instruments decreased by $0.4 million, or 57%, compared to the year ended December 31, 2016. This decrease was due to a $0.5 million increase in the unrealized gains from the valuation of our interest rate swaps and a another $0.4 million increase in the gains from the valuation of our outstanding warrants issued in connection with our follow-on offering that closed on June 11, 2014. These were offset by an increase of $0.5 million in realized losses on our interest rate swaps (please see "Item 18. Financial Statements—Note 17 - Financial Instruments").
2016 vs. 2015
During the year ended December 31, 2016, loss on derivative financial instruments increased by $0.3 million, or 78%, compared to the year ended December 31, 2015, mainly due to a $0.2 million reversal of a realized loss on swaps payable we wrote-off in the year ended December 31, 2015 and a loss of $0.1 million from the valuation of our ABN interest rate swaps we incurred in the year ended December 31, 2016 (please see "Item 18. Financial Statements—Note 17 - Financial Instruments").
Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "—Critical Accounting Policies—Impairment of Vessels," we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value. However, we would not impair those vessels' carrying value under our accounting impairment policy due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.
As of December 31, 2017, we believe that the basic charter-free market values of our owned vessels are higher than the vessels carrying value.
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
Due to the fact that in 2017 tanker values were increasing and the charter-free market value of each vessel of our fleet was higher than its carrying amount, we had no indicators of potential impairment and did not perform the undiscounted cash flow test.
New accounting pronouncements: See "Item 18. Financial Statements—Note 2—Significant Accounting Policies –Recent Accounting Pronouncements."
B.	Liquidity and Capital Resources
Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, at the market sales, operating cash flow, long-term borrowing, short-term borrowings, related party short-term borrowings and sale of vessels. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.
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
As of December 31, 2017, we had a total indebtedness of $103.9 million, which after excluding unamortized financing fees amounts to $106.2 million.
As of December 31, 2017, our cash and cash equivalent and restricted cash balances amounted to $30.6 million, mainly held in U.S. Dollar accounts, $6.5 million of which are classified as restricted cash.
Working Capital Requirements and Sources of Capital
As of December 31, 2017, we had a working capital surplus (current assets less current liabilities) of $3.5 million.

As of December 31, 2017, we had available committed undrawn balances of $51.8 million. We believe that for the following twelve months we can source the necessary funds to meet our capital commitment needs. We expect to finance our unfinanced capital commitments (please see Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Tabular Disclosure of Contractual Obligations) with cash on hand, operational cash flow, debt or equity issuances, or a combination thereof and other sources such as funds from our controlling shareholder and CEO, Mr. Pistiolis, if required. If the Company is unable to arrange debt or equity financing for its newbuilding vessels, it is probable that the Company may also consider selling the respective newbuilding contracts.

Our operating cash flow for the year ended December 31, 2018 is expected to increase compared to the same period in 2017, as we expect to generate more revenue from employing seven of our vessels for a full financial year as well as employing M/T Eco Palm Desert for approximately four months, as opposed to the year ended December 31, 2017, when only six vessels were employed for a full year, since M/T Stenaweco Elegance was employed for approximately ten months and M/T Eco Palm Desert was still under construction. The above is estimated for 2018 on the basis of the vessels' commitments to non-cancellable time charter contracts.
Cash Flow Information
Cash and cash equivalents and restricted cash were $5.6 million and $30.6 million as of December 31, 2016 and 2017 respectively.
Net Cash from Operating Activities.
Net cash used in operating activities decreased by $6.0 million, or 90%, for 2017 to $0.7 million, compared to $6.7 million for 2016. Net cash used in operating activities increased by $8.1 million, or 583%, for 2016 to $6.7 million, compared to $(1.4) million for 2015.

Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2017 totaled $15.3 million. This consisted mainly of $8.3 million of amortization of debt discounts; of $5.7 million of depreciation expenses; $1.7 million of amortization and write offs of deferred financing costs; $1.7 million of amortization of prepaid bareboat charter hire and $0.1 million of depreciation of other fixed assets, offset by a $1.1 million write-off of short term notes, a non-cash gain of $0.9 million and a $0.2 million unrealized gains from the valuation of derivative financial instruments. The cash inflow from operations was offset by a $1.0 million decrease in current liabilities, offset by a $0.2 million increase in current assets.
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
Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2015 totaled $6.6 million. This consisted mainly of $3.1 million of impairment charges; $1.4 million of amortization of prepaid bareboat charter hire; $0.9 million of depreciation expenses; $0.6 million unrealized loss from the valuation of derivative financial instruments; $0.5 million of amortization and write offs of deferred financing costs; and $0.1 million relating to share-based compensation. The cash inflow from operations resulted mainly from a $0.2 million decrease in current assets and a $0.3 million increase in current liabilities..
Net Cash from Investing Activities.
Net cash used in investing activities in the year ended December 31, 2017 was $59.1 million, consisting mainly of $34.7 million cash paid for vessel acquisitions, $17.6 million cash paid for investments in unconsolidated joint ventures and $6.8 million cash paid for vessels under construction.
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
Net Cash from Financing Activities.
Net cash provided from financing activities in the year ended December 31, 2017 was $83.4 million, consisting of $68.8 million of proceeds from short term notes, $24.8 million from long term debt, $9.7 million of proceeds our common stock purchase agreement, $7.5 million of proceeds from the sale of our Series C convertible preferred shares, $3.1 million of proceeds from related party debt (Family Trading Facility) and $1.6 million of proceeds from warrants exercised. These inflows were partially offset by $12.9 million in excess of purchase price over book value of vessels, $9.5 million of scheduled debt repayments, $7.2 million prepayments of related party debt (Family Trading Facility), $1.3 million of equity offering related costs and $1.2 million payments of financing costs.
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

Debt Facilities
Please see "Item 18. Financial Statements—Note 9—Debt." for more detailed information.
a)	ABN Facility
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
We drew down $21.0 million under the ABN Facility on July 13, 2015 to finance the last shipyard installment of M/T Eco Fleet and another $1.2 million on September 30, 2015. Furthermore, we drew down $22.2 million under the ABN Facility on January 15, 2016 to finance the last shipyard installment of M/T Eco Revolution. Finally, on August 5, 2016 we drew down $20.0 million under the Tranche C of the ABN facility to partly finance the last shipyard installments of M/T Nord Valiant (see "Item 18. Financial Statements—Note 9—Long term debt.").
The ABN Facility contains various covenants, including (i) an asset cover ratio of 130%, (ii) a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $0.75 million per collateralized vessel. Additionally, the ABN Facility contains restrictions on our ability and our shipowning subsidiaries ability to incur further indebtedness or guarantees. It also restricts us and our shipowning companies from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.
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

The outstanding balance of the ABN Facility was $53.5 million as of December 31, 2017 (excluding deferred finance fees). As of the date of this annual report, we are in compliance with the covenants contained in the ABN Facility.
b)	NORD/LB Facility
On May 11, 2016, we entered into the NORD/LB Facility for $23.2 million for the financing of the vessel M/T Stenaweco Excellence. The credit facility is repayable in 28 consecutive quarterly installments of $0.5 million, commencing in August 2016, plus a balloon installment of $9.5 million payable together with the last installment in May 2023. We drew down $23.2 million under the NORD/LB Facility on May 13, 2016 to finance the last shipyard installment of the M/T Stenaweco Excellence. The NORD/LB Facility bears interest at LIBOR plus a margin of 3.43% (see "Item 18. Financial Statements—Note 9—Long term debt.").
The facility contains various covenants, including (i) an asset cover ratio of 125% for the first three years and 143% thereafter, (ii) a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $0.75 million per collateralized vessel and $0.5 million per bareboated chartered-in vessel. Additionally, the facility contains restrictions on us and our shipowning company incurring further indebtedness or guarantees. It also restricts us and our shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:
•	First priority mortgage over M/T Stenaweco Excellence;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of TOP Ships Inc.;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

The outstanding balance of the NORD/LB Facility was $20.1 million as of December 31, 2017 (excluding deferred finance fees). As of the date of this annual report, we are in compliance with the covenants contained in the NORD/LB Facility.
c)	Alpha Bank Facility
On July 20, 2016, Eco Seven that was later acquired by us entered into a credit facility with Alpha Bank of Greece for $23.4 million ("the Alpha Bank facility") for the financing of the vessel M/T Stenaweco Elegance. The credit facility is repayable in 12 consecutive quarterly installments of $0.4 million and 20 consecutive quarterly installments of $0.3 million, commencing in May 2017, plus a balloon installment of $12.5 million payable together with the last installment in February 2025. The facility bears interest at LIBOR plus a margin of 3.50%.

We drew down $23.4 million under the Alpha Bank facility on February 24, 2017 to finance the last shipyard installment of the M/T Stenaweco Elegance.
The facility contains various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75%, (iii) minimum free liquidity of $0.75 million per collateralized vessel, (iv) EBITDA is required to be greater than 120% of fixed charges and (v) market value adjusted net worth is required to be greater than or equal to $20.0 million. It also restricts the shipowning company from incurring further indebtedness or guarantees and from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•	First priority mortgage over M/T Stenaweco Elegance;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

The outstanding balance of the Alpha Bank Facility was $22.2 million as of December 31, 2017 (excluding deferred finance fees). As of the date of this annual report, we are in compliance with the covenants contained in the Alpha Bank Facility.
d)	AT Bank Senior Facility
On September 5, 2017, we entered into a credit facility with AT Bank for $23.5 million to fund the delivery of M/T Eco Palm Desert (the "AT Bank Senior Facility"), due for delivery in the third quarter of 2018. This facility is repayable in 20 consecutive quarterly installments of $0.3 million, commencing three months from draw down, and a balloon payment of $17.0 million payable together with the last installment. The facility bears interest at LIBOR plus a margin of 4.00%.
The facility contains various covenants, including (i) an asset cover ratio of 115% for the first year, 120% for the second year, 125% for the third year and 140% thereafter, (ii) a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $0.75 million per collateralized vessel and $0.5 million per bareboated chartered-in vessel. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and paying dividends.
The facility is secured as follows:
•	First priority mortgage over M/T Eco Palm Desert;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

As of December 31, 2017, we have not drawn down any amounts under the AT Bank Senior Facility.
e)	AT Bank Predelivery Facility
On September 5, 2017, we entered into a credit facility with AT Bank for $9.0 million for the pre-delivery financing of M/T Eco Palm Desert (the "AT Bank Predelivery Facility"). This facility can be drawn down in five tranches to finance in full the last five pre-delivery instalments of M/T Eco Palm Desert due for payment between August 2017 and May 2018 and will be repaid from the proceeds of the AT Bank Senior Facility on the drawdown of the latter. The facility bears interest at LIBOR plus a margin of 8.50%.

The facility contains various covenants, including a ratio of total net debt to the aggregate market value of the our fleet, current or future, of no more than 75% and minimum free liquidity of $0.75 million per collateralized vessel and $0.5 million per bareboated chartered-in vessel. Additionally, the facility contains restrictions on the subsidiary that owns the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends.

The facility is secured as follows:

•	Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco Palm Desert;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the subsidiary owning the newbuilding contract;

We drew down $1.5 million under the AT Bank Predelivery Facility in September 2017, to finance one shipyard installment of M/T Eco Palm Desert and as of December 31, 2017 the outstanding balance of the facility is $1.5 million and has an undrawn balance of $7.5 million.

f)	Amended Family Trading Credit Facility
On December 23, 2015, we entered into an unsecured revolving credit facility with Family Trading ("the Family Trading facility"), a related party owned by the Lax Trust, for up to $15.0 million to be used to fund our newbuilding program and working capital relating to our operating vessels. This facility was repayable in cash no later than December 31, 2016, but we had the option to extend the facility's repayment up to December 31, 2017. On December 28, 2016 the maturity of the Family Trading facility was extended to January 31, 2017 and on January 27, 2017 the maturity of the Family Trading loan was extended to February 28, 2017 with all terms remaining the same.
On February 21, 2017, we amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") in order to, among other things, remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when the we raise capital through the issuance of certain securities, remove the revolving feature of the facility, and extend the facility for up to three years. Additionally, the interest rate of the facility increased to 10% (from 9%) and the commitment fee decreased to 2.5% (from 5%). Further, under the terms of the Amended Family Trading Credit Facility, if we raise capital via the issuance of warrants, debt or equity, we are obliged to repay any amounts due under the Amended Family Trading Credit Facility and any accrued interest and fees up to the time of the issuance in cash or in Common Shares at Family Trading's option. Family Trading retains the right to delay this mandatory repayment at its absolute discretion. For the first six months after the execution of the facility, no more than $3.5 million could be mandatorily prepaid in cash. Subject to certain adjustments pursuant to the terms of the Amended Family Trading Credit Facility, the number of common shares to be issued as repayment of the amounts outstanding under the facility will be calculated by dividing the amount redeemed by 80% of the lowest daily Volume-Weighted Average Price ("VWAP") of our common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date (the "Applicable Price"), provided, however, that at no time shall the Applicable Price be lower than $0.60 per common share (the "Floor Price").
Further, in the case where we raise capital (whether publicly or privately) and the Applicable Price is higher than the lowest of (henceforth the "Issuance Price"):
a.          the price per share issued upon an equity offering;
b.          the exercise price of warrants or options for common shares;
c.          the conversion price of any convertible security into common shares; or
d.          the implied exchange price of the common shares pursuant to an asset to equity or liability to equity swap, , then the Applicable Price will be reduced to the Issuance Price. Finally, in case the Applicable Price is higher than the exercise price of our warrants, the Applicable Price will be reduced to the exercise price of such outstanding warrants. As of December 31, 2017, the outstanding amount under the Amended Family Trading Credit Facility is $0. The Company during 2017 has drawn $3.1 million and repaid $7.2 million and has an undrawn balance of $11.9 million under the Family trading Facility.

g)	Unsecured Promissory Notes
In 2017, we issued unsecured promissory notes to Kalani and Xanthe and Crede.  For more information, please see "Item 4. Information on the Company—A. History and Development of the Company" and "—Recent Developments".
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
The abovementioned sale and leaseback transactions contain customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. Finally, as a consequence of the sale and leaseback agreements, we must maintain a consolidated leverage ratio of not more than 75% and maintain minimum free liquidity of $0.75 million per owned vessel and $0.5 million per bareboated chartered-in vessel. As of December 31, 2017, we are in compliance with the consolidated leverage ratio and the minimum free liquidity covenants.
We have treated each sale and leaseback of the abovementioned vessels as an operating lease (please see "Item 18. Financial Statements—Note 6—Leases.").
Future minimum lease payments:
Our future minimum lease payments required to be made, relating to the bareboat chartered-in vessels at December 31, 2017, are as follows:

Year ending December 31,	Bareboat Charter Lease Payments ($ millions)
2018	6.3
2019	6.3
2020	6.3
2021	6.3
2022	1.0
Total	26.2

C.	Research and Development, Patents and Licenses, Etc.
Not applicable.
D.	Trend Information
For industry trends, refer to industry disclosure under "Item 4. Information on the Company—B. Business Overview."
E.	Off-Balance Sheet Arrangements
None.
F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2017 in millions of U.S. dollars:
		Payments due by period
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) (i) Long term debt A	$$119.3	$$10.2	$$19.2	$$46.3	$43.6
(ii) Interest B	$$26.9	$$6.0	$$11.5	$$7.4	$2.0
(2) (i) Short term debt C	$$8.9	$$8.9	-	-	-
(ii) Interest D	-	-	-	-	-
(3) Operating leases E	$$26.2	$$6.3	$$12.6	$$7.3	-
(4) Vessel Management Fees to CSM F	$$3.6	$$2.8	$$0.8	-	-
(5) Vessel acquisitions G	$$57.8	$$37.5	$$20.3	-	-
(6) Investments H	$$27.0	$$5.0	$4.5	$4.0	$13.5
Total	$$269.7	$$76.7	$$68.9	$$65.0	$59.1

A.
Relates to the principal repayments of $20.1 million under our NORD/LB Facility, $53.5 million under our ABN Facility, $22.2 million under our Alpha Bank Facility and $23.5 million under our AT Bank Senior Facility (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").

B.
Relates to estimated interest payments on our ABN Facility, NORD/LB Facility, Alpha Bank Facility and AT Bank Senior Facility, based on our average outstanding debt. In the cases there are no Interest Rate Swap agreements in place, we have assumed a LIBOR of 2.5% going forward (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities" and "Item 11. Quantitative and qualitative disclosures about market risk—Interest Rate Risk").

C.
Relates to the principal repayments under our unsecured note with Crede, assuming no further drawdowns and settlement in full in 2018.  (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").

D.
Relates to estimated interest payments under our unsecured note with Crede, assuming no further drawdowns and settlement in full in 2018. (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").

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

G.
Relates to the remaining installments for the acquisition of our two newbuilding vessels in 2018. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Newbuilding Acquisitions". These amounts exclude the remaining installments of the vessels belonging to our Joint Venture with Gunvor. Note that after the acquisition of Hull No 8242, Hull No 874 and Hull No 875 that we agreed on January 2017, the contractual obligations for vessel acquisitions will be $209.3 million, $66.2 million in 2018 and $143.1 in 2019.

H.
Relates to the remaining installments for the acquisition of the two newbuilding vessels in 2018 that belong to our Joint Venture with Gunvor. These amounts are presented net of expected debt drawdowns under a facility of $38.2 million our 50% owned subsidiaries entered into in March 2018 for the financing of the above-mentioned two newbuilding vessels. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Newbuilding Acquisitions".

Other Contractual Obligations:
We have entered into separate agreements with Central Mare, a related party affiliated with the family of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, pursuant to which Central Mare furnishes our four executive officers. These agreements were entered into following the termination of prior employment agreements. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Mare Letter Agreement, Management Agreements, and Other Agreements."

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
Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.
Name	Age	Position
Evangelos J. Pistiolis	45	Director, President, Chief Executive Officer
Vangelis G. Ikonomou	53	Director, Executive Vice President and Chairman of the Board
Alexandros Tsirikos	44	Director, Chief Financial Officer
Konstantinos Patis	44	Chief Technical Officer
Konstantinos Karelas	45	Independent Non-Executive Director
Alexandros G. Economou	44	Independent Non-Executive Director
Stavros Emmanouil	75	Independent Non-Executive Director
Paolo Javarone	44	Independent Non-Executive Director

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

Konstantinos Patis has served as our Chief Technical Officer since January 2018. Mr. Patis holds a Master's of Science and a Bachelor's degree, both in Marine Engineering from the University of Newcastle upon Tyne in the UK, as well as a Bachelor's degree in Naval Architecture from the Technological Educational Institute of Athens, in Greece. He started his carrier in 1997 acting as a Superintendent Engineer, thereafter as Fleet Manager and from 2014 as Technical Manager in various ship management companies in Greece, like Cyprus Sea Lines, Technomar Shipping, Aeolian Investments, Arion Shipping operating diverse fleets of Tankers, Bulk Carriers and Containers and was involved in the technical supervision, repairs, dry docks and construction of new projects.
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
Stavros Emmanouil has served on our Board of Directors since December 31, 2017. Captain Stavros Emmanouil has 47 years of experience in the shipping industry and expertise in operation and chartering matters. He obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropyrgos, Greece and earned a Master Mariners degree in 1971. He has worked in various management capacities at Compass United Maritime and Primal Tankers Inc. From 2004 to 2009 he was the Chief Operating Officer of the Company. After leaving the Company, Captain Stavros Emmanuel has been an independent advisor to various shipping companies.
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
During the fiscal year ended December 31, 2017, we paid to the members of our senior management and to our director's aggregate compensation of $3.9 million. We do not have a retirement plan for our officers or directors.
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
If our Chief Executive Officer's employment is terminated without cause, he is entitled to certain personal and household security costs. If he is removed from our Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination. In the event of a change of control, the Chief Executive Officer is entitled to receive a cash payment of ten million Euros. The agreement also contains death and disability provisions. In addition, the Chief Executive Officer is subject to non-competition and non-solicitation undertakings.
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
Equity Incentive Plan
On April 15, 2015, our Board of Directors adopted the 2015 Stock Incentive Plan, or the 2015 Plan, under which our directors, officers, key employees as well as consultants and service providers may be granted non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other-equity based-related awards. A total of 1 common share was reserved for issuance under the 2015 Plan, which is administered by the Compensation Committee of our Board of Directors.
On April 15, 2015, we granted 1 restricted share to Central Mare under the 2015 Plan. The share will vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $1,962,000.
On June 30, 2015, one/eight share of the 2015 Plan vested. The fair value of the share on the vesting date was $1,854,000.
On June 30, 2016, one/eight share of the 2015 Plan vested. The fair value of the share on the vesting date was $304,200.
On June 30, 2017, one share/eight of the 2015 Plan vested. The fair value of the share on the vesting date was $252.
C.	Board Practices
Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have three executive directors and four independent non-executive directors. The term of our Class I directors, Konstantinos Karelas, Stavros Emmanouil and Evangelos J. Pistiolis expires at the annual general meeting of shareholders in 2020. The term of our Class II directors, Paolo Javarone and Alexandros Economou, expires at the annual general meeting of shareholders in 2018. The term of our Class III directors, Alexandros Tsirikos and Vangelis G. Ikonomou, expires at the annual general meeting of shareholders in 2019.
Committees of our Board of Directors
We currently have an audit committee composed of four independent members, which are responsible for reviewing our accounting controls and recommending to our Board of Directors, the engagement of our outside auditors. Konstantinos Karelas, Alexandros Economou (Chairman), Paolo Javarone and Stavros Emmanouil, whose biographical details are included in Item 6 of this Annual Report, are the members of the audit committee, and our Board of Directors has determined that they are independent under the Nasdaq corporate governance rules.
Our compensation committee and nominating and governance committees are currently composed of the following four members: Konstantinos Karelas, Alexandros Economou, Paolo Javarone and Stavros Emmanouil. The compensation committee carries out our Board of Directors' responsibilities relating to compensation of our executive and non-executive officers and provides such other guidance with respect to compensation matters as the committee deems appropriate. The nominating and governance committee assists our Board of Directors in: (i) identifying, evaluating and making recommendations to our Board of Directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill vacancies on our Board of Directors; (ii) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to the Company; and (iii) reviewing the overall corporate governance of the Company and recommending improvements to our Board of Directors from time to time.

As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. domestic companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on Nasdaq, please see Item 16G of this Annual Report.
D.	Employees
We have only one direct employee while our four executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2015, 2016 and 2017, we employed 68, 131 and 154 sea going employees, indirectly through our sub-managers.
E.	Share Ownership
The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
The following table sets forth the beneficial ownership of our common shares, as of March 29, 2018, held by: (i) each person or entity that we know beneficially owns 5% or more of our common stock and (ii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class
Lax Trust (1)	2,600,016	13.3%

_________

(1)
The above information is derived, in part, from the Schedule 13D/A filed with the SEC on March 29, 2018 as updated for subsequent corporate events. The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The above percentage ownership is based on 19,573,617 of our common shares outstanding, which is calculated by taking the sum of (i) 16,973,617 common shares outstanding, and (ii) 2,600,000 common shares issuable upon the exercise of all of the 1,250,000 2014 Warrants currently beneficially owned by Race Navigation.  The Lax Trust may also be deemed to hold all of the 100,000 outstanding shares of our Series D Preferred Stock.  Each Series D Preferred Share carries 1,000 votes.  By its ownership of 100% of our Series D Preferred Shares, Lax Trust has control over our actions.

As of March 28, 2018, we had 6 shareholders of record, 1 of which were located in the United States and held an aggregate of 16,973,599 shares of our common stock, representing 99% of our outstanding shares of common stock. However, the U.S. shareholder of record is Cede & Co., which held shares of our common stock. We believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.	Related Party Transactions
Please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties."

Newbuilding Acquisitions
Between February 2017 and January 2018, we entered into a series of transactions regarding the purchase of M/T Stenaweco Elegance and our newbuilding and joint venture vessels. For more information, please see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments."
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
The New Letter Agreement can only be terminated on eighteen months' notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement. Pursuant to the New Letter Agreement, as well as management agreements between CSM and our vessel-owning subsidiaries, from March 10, 2018 we pay a technical management fee of $595 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $325 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the management agreements provide for payment to CSM of: (i) $541 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels and (iv) a commission of 0.2% on derivative agreements and loan financing or refinancing. CSM will also perform supervision services for all of our newbuilding vessels while the vessels are under construction, for which we will pay CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.
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
Family Trading revolving credit facility and assumption of liabilities
On October 1, 2010, we entered into a bareboat charter agreement to lease the vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011, we terminated the bareboat charter agreement resulting in a termination fee of $5.8 million ("the Delos Termination Fee") that remained outstanding until December 31, 2012. On January 1, 2013, we entered into an agreement with the owner of M/T Delos for the repayment of the remaining balances of the Delos Termination Fee. On December 10, 2015, the owner of M/T Delos notified us that the outstanding balance of the Delos Termination Fee was immediately due and payable, since we had been delaying the installments as per the agreed repayment schedule. On January 12, 2016, Family Trading, a related party owned by the Lax Trust, assumed the outstanding balance of the Delos Termination Fee that amounted to $3.8 million (the "Family Trading transaction"). As consideration for the assumption of this liability, Family Trading on January 12, 2016 received 7 of the Company's common shares. This transaction was approved by a special committee of the independent directors of the Company. Furthermore on December 23, 2015 the Company entered into an agreement for an unsecured revolving credit facility with Family Trading for up to $15 million to be used to fund the Company's newbuilding program and working capital relating to the Company's operating vessels. On February 21, 2017, the Company amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities.").

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
On August 1, 2017, we received a subpoena from the Commission requesting certain documents and information in connection with offerings made by us between February 2017 and August 2017. We have been and are currently providing the requested information to the SEC.
On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17- cv-04987(JMA)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) us and two of our executive officers. The complaint is brought on behalf of an alleged class of those who purchased common stock of the Company between January 17, 2017 and August 22, 2017, and alleges that we and two of our executive officers violated Sections 9, 10(b) and/or 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder.
On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016(LDW) (AYS)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. Other similar complaints may be filed in the future. We will respond to these complaints (or an amended and/or consolidated complaint) by the appropriate deadline to be set in the future. We and our management believe that the allegations in the complaints are without merit and plan to vigorously defend themselves against the allegations.
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
Price Range of Common Stock
The trading market for our common stock is Nasdaq, on which the shares are listed under the symbol "TOPS." The following table sets forth the high and low market prices for our common stock for the periods indicated. All share prices have been adjusted to account for all reverse stock splits, the latest being a one-for-ten reverse stock split of our issued and outstanding common shares effective on March 26, 2018. The high and low market prices for our common stock for the periods indicated were as follows:
	HIGH	LOW
For the Fiscal Year Ended December 31, 2017	$891,000.00	$2.40
For the Fiscal Year Ended December 31, 2016	$1,512,000.00	$234,000.00
For the Fiscal Year Ended December 31, 2015	$3,221,990.00	$481,830.00
For the Fiscal Year Ended December 31, 2014	$26,586,000.00	$1,818,000.00
For the Fiscal Year Ended December 31, 2013	$36,918,000.00	$8,821,570.00

For the Quarter Ended
December 31, 2017	$35.50	$2.40
September 30, 2017	$396.00	$5.90
June 30, 2017	$196,200.00	$239.20
March 31, 2017	$891,000.00	$185,420.00
December 31, 2016	$1,512,000.00	$360,000.00
September 30, 2016	$1,512,000.00	$266,420.00
June 30, 2016	$619,200.00	$260,100.00
March 31, 2016	$799,200.00	$234,000.00

For the Month
March 2018 (through March 28, 2018)	$2.84	$1.30
February 2018	$3.50	$1.30
January 2018	$3.00	$1.70
December 2017	$5.70	$2.40
November 2017	$35.50	$4.00
October 2017	$8.20	$3.20
September 2017	$15.40	$5.90

B.	Plan of Distribution
Not applicable.
C.	Markets
Shares of our common stock trade on Nasdaq under the symbol "TOPS."
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association
Purpose
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws, as further amended, do not impose any limitations on the ownership rights of our shareholders.
Authorized Capitalization
Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 16,973,617 shares were issued and outstanding as of March 29, 2018 and 20,000,000 preferred shares with par value of $0.01 and 100,000 Series D Preferred Shares are issued and outstanding as of March 29, 2018. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.
On September 14, 2016, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of September 22, 2016, by and between us and Computershare Trust Company, N.A., as rights agent (now taken over by our new transfer agent, AST), described below under the section entitled "—Stockholders Rights Agreement". In connection with the Stockholders Rights Agreement, we designated 1,000,000 shares as Series A Participating Preferred Stock, none of which are outstanding as of the date of this annual report.
As of March 29, 2018, there were also (i) 1,976,389 warrants outstanding, with each warrant currently having an exercise price of $1.20 per common share and entitling its holder to purchase 2.08 common shares, as may be further adjusted and (ii) 300,000 representative warrants outstanding entitling their holders to purchase 1 share at an exercise price of $4,500,000 per share, as may be further adjusted. Pursuant to the terms of the Warrants, holders have the right, but not the obligation, to, in any exercise of Warrants, to use the Conversion Ratio and purchase such proportionate number of common shares based on the variable price in effect on the date of exercise.  If using the Conversion Ratio, as of March 29, 2018, each Warrant has an exercise price of $1.65 per common share and entitles its holder to purchase 1.51 common shares, as may be further adjusted. The Conversion Ratio is subject to certain adjustments pursuant to the Series C Statement of Designation. For more information, please see the Series C Statement of Designation, which was filed as an exhibit to our Current Report on Form 6-K with the SEC on February 21, 2017.
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

Description of Series B Convertible Preferred Shares
On November 22, 2016, we completed a private placement of up to 3,160 Series B Convertible Preferred Shares for an aggregate principal amount of up to $3.0 million. The Selling Securityholder purchased 1,579 Series B Convertible Preferred Shares at the initial closing of the Transaction and 527 Series B Convertible Preferred Shares on November 28, 2016 for a total of $2.0 million. The Selling Securityholder waived the right to purchase any additional Series B Preferred Shares. The description of the Series B Preferred Shares is incorporated by reference from the Company's registration statement on Form F-3 (333-215577). The description of the Series B Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement, Certificate of Designation of the Series B Convertible Preferred Shares and Registration Rights Agreement entered into in connection with the private placement. Copies of the Securities Purchase Agreement, Certificate of Designation of the Series B Convertible Preferred Shares and Registration Rights Agreement have been filed as exhibits to our Report on Form 6-K filed with the Commission on November 23, 2016. The waiver agreement was filed as an exhibit to our Report on Form 6-K filed with the Commission on January 10, 2017.   As of August 15, 2017, we have issued 18,026 common shares in connection with the conversions of all of our Series B Convertible Preferred Shares, and there are currently no Series B Convertible Preferred Shares outstanding.
Description of Series C Convertible Preferred Shares
On February 17, 2017, we closed a private placement with a non-U.S. institutional investor for the sale of 7,500 newly issued Series C Convertible Preferred Shares, which are convertible into the Company's common shares, for $7.5 million pursuant to a securities purchase agreement, or the Series C Transaction.  The description of the Series C Preferred Shares is incorporated by reference from the Company's registration statement on Form F-3 (333-215577). The description of the Series C Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement and Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Shares entered into in connection with the private placement. Copies of the Securities Purchase Agreement and Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Shares have been filed as exhibits to our Report on Form 6-K filed with the Commission on February 21, 2017. As of November 8, 2017, we have issued 904,646 common shares in connection with the conversions of all our Series C Convertible Preferred Shares, and there are currently no Series C Convertible Preferred Shares outstanding.
Description of Series D Preferred Shares
On May 8, 2017, we issued 100,000 shares of Series D Preferred Shares to Tankers Family Inc., a company controlled by Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, for $1,000 pursuant to a stock purchase agreement. Each Series D Preferred Share has the voting power of one thousand (1,000) common shares.
On April 21, 2017, we were informed by ABN Amro Bank that the Company was in breach of a loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis, the Company's President, Chairman and Chief Executive Officer, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of the Company's outstanding Common Shares. ABN Amro Bank requested that either the family of Mr. Evangelos Pistiolis maintain an ownership interest of at least 30% of the outstanding common shares or maintain a voting rights interest of above 50% in the Company. In order to regain compliance with the loan covenant, we issued the Series D Preferred Shares.
The Series D Preferred Stock has the following characteristics:
Conversion. The Series D Preferred Shares are not convertible into common shares.
Voting. Each Series D Preferred Share has the voting power of 1,000 common shares.
Distributions. The Series D Preferred Shares shall have no dividend or distribution rights.
Maturity.  The Series D Preferred Shares shall expire and all outstanding Series D Preferred Shares shall be redeemed by the Company for par value on the date the currently outstanding loans with ABN Amro Bank and NORD/LB, or loans with any other financial institution, which contain covenants that require that any member of the family of Mr. Evangelos Pistiolis, the President, Chairman and Chief Executive Officer of the Company, maintain a specific minimum ownership interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of the Company's issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable.

Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the Series D Preferred Shares shall have a liquidation preference of $0.01 per share.
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
Stockholders Rights Agreement
On September 14, 2016, our Board of Directors declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of September 22, 2016, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A. (now taken over by our new transfer agent, AST), as rights agent.
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
Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Exchange Act—are treated as beneficial ownership of the number of our common shares equivalent to the economic exposure created by the derivative position, to the extent our actual common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.
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
Based on information provided in Schedule 13D and Schedule 13G filings with the SEC and ownership certificates that we obtained from certain of our shareholders, we believe that we do not meet the Publicly Traded Test for the taxable year 2017, as discussed below.
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
For the 2017 taxable year, we believe that the 5% Override Rule was triggered as 50% or more of the vote and value of our common stock was owned by 5% Shareholders on more than half of the days during the taxable year. However, we do expect to qualify for the exception to the 5% Override Rule because sufficient common shares were held by one or more qualified shareholders to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the common stock for more than half of the number of days in 2017, and we expect to satisfy the substantiation requirements.  Therefore, we intend to take the position for U.S. federal income tax reporting purposes that we are not subject to U.S. federal income taxation for the 2017 taxable year because more than 50% of our stock was not owned by non-qualified shareholders that each held 5% or more of our stock.  However, due to the factual nature of the issues, we may qualify for the benefits of Section 883 of the Code for any future taxable year.
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
To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at rates of up to 35% for the 2017 taxable year (21% for future taxable years). In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
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
We believe that we were not a PFIC for our 2014 through 2017 taxable years, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2017 taxable year, any dividends paid by us during 2017 and 2018 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to "qualified dividend income" will be taxed as ordinary income to a U.S. Non-Corporate Holder.
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
We believe that we were not a PFIC for our 2014 through 2017 taxable years because we had no bareboat chartered vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
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

Interest Rate Risk
As of the date of this report we are exposed to interest rate risk in relation to the ABN Facility, the NORD/LB Facility, the Alpha Bank Facility and the AT Bank Predelivery Facility (See "Item 18. Financial Statements—Note 9—Debt"). We may be subject to additional market risks relating to changes in interest rates when we take on additional indebtedness. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements as of December 31, 2017 (in thousands of U.S. dollars).
SWAP Number (Nr)	Counterparty	Notional amount as of December 31, 2017	Start Date	End Date	Fixed Rate Payable	Fair Value – Liability as of December 31, 2017
1	ABN Amro	16,575	April 13, 2018	July 13, 2021	1.4425%	332
2	ABN Amro	18,663	December 21, 2016	January 13, 2022	2.0800%	42
3	ABN Amro	17,250	December 21, 2016	August 10, 2022	2.1250%	20
4	NORD/LB Bank	20,116	May 17, 2017	May 17, 2023	2.1900%	(3)
	Total	72,604				391

Under all above swap transactions, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.
As of December 31, 2017, our total bank indebtedness excluding unamortized financing fees was $106.2 million, of which $72.6 million was covered by the interest rate swap agreements described above and $8.9 million refers to the Unsecured Notes the interest rate of which does not fluctuate. As set forth in the above table, as of December 31, 2017, we paid fixed rates ranging from 1.4425% to 2.1900% and received floating rates on the SWAPs that are based on three month LIBOR. As of December 31, 2017, our interest rate swap agreements are, on an average basis, above the prevailing three month LIBOR rates over which our loans are priced. Accordingly, the effect of these interest rate swap agreements in the year ended December 31, 2017 has been to decrease our loss on financial instruments.

Based on the amount of our outstanding indebtedness, not covered by interest rate swaps, as of December 31, 2017, a hypothetical one percentage point increase in the three month U.S. dollar LIBOR would increase our interest rate expense for 2018, on an annualized basis, by approximately $0.2 million. As of December 31, 2016, a hypothetical one percentage point increase in the three month U.S. dollar LIBOR would increase our interest rate expense for 2017, on an annualized basis, by approximately $0.4 million
Foreign Exchange Rate Fluctuation
We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2017, approximately 95.76% of our expenses were in U.S. Dollars, 3.85% were in Euro and approximately 0.39% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.
Based on our total expenses for the year ended December 31, 2017, and using as an average exchange rate of $1.1295 to €1, a 5% decrease in the exchange rate to $1.0730 to €1 would result in an expense saving of approximately $0.06 million. Based on our total expenses for the year ended December 31, 2016, and using as an average exchange rate of $ 1.1058 to €1, a 5% decrease in the exchange rate to $1.0505 to €1 would result in an expense saving of approximately $0.06 million.
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
Please also see "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of holders of our Series B and Series C Convertible Preferred Shares and Series D Preferred Shares relative to the rights of holders of shares of our common stock.
ITEM 15.	CONTROLS AND PROCEDURES
a)          Disclosure Controls and Procedures
Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this annual report, as of December 31, 2017.
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
Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2017.
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
Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2017.
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
We have established an audit committee composed of four independent members that are responsible for reviewing our accounting controls and recommending to our Board of Directors the engagement of our outside auditors.
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
Aggregate fees billed to the Company for the years ended December 2016 and 2017 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of interim financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. For 2016 and 2017, no other non-audit, tax or other fees were charged.

U.S. dollars in thousands,	Year Ended
	2016	2017
Audit Fees	149.0	274.1
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
We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules applicable to U.S. domestic issuers are as follows:
•
Majority Independent Board. Nasdaq requires, among other things, that a listed company has a Board of Directors comprised of a majority of independent directors.  As permitted under Marshall Islands law, our Board of Directors is comprised of four independent directors, one non-independent, non-executive director and three executive directors.

•
Audit Committee.  Nasdaq requires, among other things, that a listed company has an audit committee with a minimum of three independent members, at least one of whom meets certain standards of financial sophistication. As permitted under Marshall Islands law, our audit committee consists of four independent directors but we do not designate any one audit commit member as meeting the standards of financial sophistication.

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
Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not Applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial statements beginning on page F-1 are filed as a part of this annual report.
ITEM 19.	EXHIBITS

ITEM 19.	EXHIBITS
Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of TOP Ships Inc. (1)

1.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (2)

1.3	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 15, 2016 (3)

1.4	Certificate of Correction to the Third Amended and Restated Articles of Incorporation, dated February 14, 2017

1.5	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated May 10, 2017

1.6	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated June 22, 2017

1.7	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 2, 2017

1.8	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated October 5, 2017

1.9	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated March 23, 2018

1.10	Amended and Restated By-Laws of the Company (4)

1.11	Amendment No. 1 to the Amended and Restated By-Laws (5)

2.1	Form of Share Certificate (6)

2.2	Form of Warrant Certificate (7)

2.3	Form of Warrant Agreement to Purchase Common Shares, dated June 11, 2014 (8)

2.4	Form of Representative's Warrant Agreement to Purchase Common Shares, dated June 11, 2014 (9)

2.5	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of TOP Ships Inc. (10)

2.6	Certificate of Designations of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of TOP Ships Inc. (11)

2.7	Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of TOP Ships Inc. (12)

2.8	Statement of Designations, Preferences and Rights of the Series D Preferred Stock of TOP Ships Inc. (13)

4.1	TOP Ships Inc. 2015 Stock Incentive Plan (14)

4.2	Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (15)

4.3	Securities Purchase Agreement by and between the Company and YA II CD, Ltd., dated November 22, 2016 (16)
4.4	Registration Rights Agreement by and between the Company and YA II CD, Ltd., dated November 22, 2016 (17)

4.5	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Technical Officer

4.6	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Executive Vice-President and Chairman

4.7	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of President and Chief Executive Officer

4.8	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Financial Officer

4.9	Letter Agreement with Central Shipping Monaco SAM, dated March 10, 2014 (18)

4.10	Form of Management Agreement with Central Shipping Monaco SAM (19)

4.11	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (20)

4.12	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (21)

4.13	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Energy (22)

4.14	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (23)

4.15	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (24)

4.16	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Evolution (25)

4.17	Secured Term Loan Facility dated July 9, 2015 between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited and ABN Amro Bank N.V. (26)

4.18
Amending and Restating Agreement, dated September 28, 2015, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, and ABN Amro Bank N.V. (27)

4.19
Amending and Restating Agreement, dated August 1, 2016, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, Monte Carlo Lax Shipping Company Limited and ABN Amro Bank N.V. (28)

4.20
Supplemental Agreement, dated July 28, 2017, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, Monte Carlo Lax Shipping Company Limited and ABN Amro Bank N.V.

4.21	Letter Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (29)

4.22	Amendment to the Letter Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (30)

4.23	Loan Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (31)

4.24	Term Sheet dated April 4, 2016 between TOP Ships Inc. and Norddeutsche Landesbank Girozentrale (32)

4.25	Loan Agreement dated May 11, 2016 between Monte Carlo Seven Shipping Company and Norddeutsche Landesbank Girozentrale (33)

4.26	Loan Agreement dated July 20, 2016 between Eco Seven Inc. and Alpha Bank A.E.

4.27	First Supplemental Agreement, dated August 1, 2017, relating to a Loan Agreement dated July 20, 2016, among Alpha Bank A.E., Eco Seven Inc., Central Mare Inc. and TOP Ships Inc.

4.28	Shipbuilding Contract relating to Hull No. S443, dated November 21, 2016, between City of Athens Inc. and Hyundai Mipo Dockyard Co., Ltd.

4.29	Common Stock Purchase Agreement, dated February 2, 2017, between TOP Ships Inc. and Kalani Investments Limited (34)

4.30	Amendment No. 1 to Common Stock Purchase Agreement, dated March 17, 2017, between TOP Ships Inc. and Kalani Investments Limited (35)

4.31	Amendment No. 2 to Common Stock Purchase Agreement, dated March 27, 2017, between TOP Ships Inc. and Kalani Investments Limited (36)

4.32	Amendment No. 3 to Common Stock Purchase Agreement, dated April 4, 2017, between TOP Ships Inc. and Kalani Investments Limited (37)

4.33	Amendment No. 4 to Common Stock Purchase Agreement, dated April 27, 2017, between TOP Ships Inc. and Kalani Investments Limited (38)

4.34	Note Purchase Agreement, dated February 6, 2017, between TOP Ships Inc. and Kalani Investments Limited (39)

4.35	Unsecured Promissory Note of TOP Ships Inc., dated February 6, 2017 (40)

4.36	Form of securities purchase agreement between TOP Ships Inc. and a non-U.S. institutional investor (41)

4.37	Share Purchase Agreement, dated February 20, 2017, between Malibu Shipmanagement Co. and Style Maritime Ltd. (42)

4.38	Addendum No. 1 to Share Purchase Agreement, dated March 30, 2017, between Malibu Shipmanagement Co. and Style Maritime Ltd.

4.39	Addendum No. 2 to Share Purchase Agreement, dated May 17, 2017, between Malibu Shipmanagement Co. and Style Maritime Ltd.

4.40	Addendum No. 3 to Share Purchase Agreement, dated January 31, 2018, between Malibu Shipmanagement Co. and Style Maritime Ltd.

4.41	Shipbuilding Contract relating to Hull No. S444, dated February 20, 2017, between Eco Nine Inc. and Hyundai Mipo Dockyard Co., Ltd.

4.42	Amended and Restated Loan Agreement, dated February 21, 2017, between TOP Ships Inc. and Family Trading Inc. (43)

4.43	Note Purchase Agreement, dated March 21, 2017, between TOP Ships Inc. and Kalani Investments Limited (44)

4.44	Unsecured Promissory Note of TOP Ships Inc., dated March 22, 2017 (45)

4.45	Note Purchase Agreement, dated March 28, 2017, between TOP Ships Inc. and Kalani Investments Limited (46)

4.46	Unsecured Promissory Note of TOP Ships Inc., dated March 28, 2017 (47)

4.47	Share Purchase Agreement, dated March 30, 2017, between Fly Free Company and Lyndon International Co.

4.48	Addendum No. 1 to Share Purchase Agreement, dated June 14, 2017, between Fly Free Company and Lyndon International Co.

4.49	Share Purchase Agreement, dated March 30, 2017, between Maxima International Co. and Gramos Shipping Company Inc.

4.50	Addendum No. 1 to Share Purchase Agreement, dated June 14, 2017, between Maxima International Co. and Gramos Shipping Company Inc.

4.51	Note Purchase Agreement, dated April 5, 2017, between TOP Ships Inc. and Kalani Investments Limited (48)

4.52	Unsecured Promissory Note of TOP Ships Inc., dated April 5, 2017 (49)

4.53	Shipbuilding Contract relating to Hull No. 2648, dated April 20, 2017, between Astarte International Inc. and Hyundai Mipo Dockyard Co., Ltd.

4.54	Note Purchase Agreement, dated May 15, 2017, between TOP Ships Inc. and Xanthe Holdings Ltd (50)

4.55	Unsecured Promissory Note of TOP Ships Inc., dated May 15, 2017 (51)

4.56	Joint Venture Agreement, dated July 7, 2017, between Lyndon International Co. and Just-C Limited

4.57	Joint Venture Agreement, dated July 7, 2017, between Gramos Shipping Company Inc. and Just-C Limited

4.58	Unsecured Promissory Note of TOP Ships Inc., dated September 15, 2017 (52)

4.59	Stock Purchase Agreement, dated May 8, 2017, between TOP Ships Inc. and Tankers Family Inc (53)

4.60	Facility Agreement, dated September 5, 2017, between TOP Ships Inc., Astarte International Inc. and Amsterdam Trade Bank N.V. for up to $23,500,000 Loan Facility

4.61	Facility Agreement, dated September 5, 2017, between TOP Ships Inc., Astarte International Inc. and Amsterdam Trade Bank N.V. for up to $8,993,100 Loan Facility

4.62	Shipbuilding Contract relating to Hull No. 8218, dated October 31, 2017, between PCH77 Shipping Company Limited and Hyundai Mipo Dockyard Co., Ltd.

4.63	Common Stock Purchase Agreement, dated November 7, 2017, between TOP Ships Inc. and Crede CG III, Ltd. (54)

4.64	Note Purchase Agreement, dated November 13, 2017, between TOP Ships Inc. and Crede Capital Group LLC (55)

4.65	Unsecured Promissory Note of TOP Ships Inc., dated November 13, 2017 (56)

4.66	Common Stock Purchase Agreement, dated December 11, 2017, between TOP Ships Inc. and Crede CG III, Ltd. (57)

4.67	Note Purchase Agreement, dated December 14, 2017, between TOP Ships Inc. and Crede Capital Group LLC (58)

4.68	Unsecured Promissory Note of TOP Ships Inc., dated December 14, 2017 (59)

4.69	Amendment, dated January 5, 2018, between TOP Ships Inc. and Crede Capital Group Inc. to Note Purchase Agreement dated December 14, 2017 (60)

4.70	Unsecured Promissory Note of TOP Ships Inc., dated January 5, 2018 (61)

4.71	Shipbuilding Contract relating to Hull No. 8242, dated January 9, 2018, between PCH Dreaming Inc. and Hyundai Mipo Dockyard Co., Ltd.

4.72	Shipbuilding Contract relating to Hull No. S874, dated January 9, 2018, between South California Inc. and Hyundai Samho Heavy Industries Co., Ltd.

4.73	Shipbuilding Contract relating to Hull No. S875, dated January 9, 2018, between Malibu Warrior Inc. and Hyundai Samho Heavy Industries Co., Ltd.

4.74	Share Purchase Agreement, dated January 31, 2018, between Ships International Inc. and TOP Ships Inc. regarding Hull No. S875

4.75	Share Purchase Agreement, dated January 31, 2018, between Ships International Inc. and TOP Ships Inc. regarding Hull No. 8242

4.76	Share Purchase Agreement, dated January 31, 2018, between Ships International Inc. and TOP Ships Inc. regarding Hull No. S874

8.1	List of subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer

13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Accounting Firm

101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2016 and 2017; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2015, 2016 and 2017; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2015, 2016 and 2017; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; and (v) Notes to Consolidated Financial Statements

___________________

(1)	Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 6-K, filed on June 24, 2011
(2)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K, filed on April 18, 2014
(3)	Incorporated by reference to Exhibit 1.3 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(4)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K filed on March 9, 2007
(5)	Incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on November 28, 2014
(6)	Incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F, filed on June 29, 2009
(7)	Incorporated by reference to Exhibit 2.2 of the Company's Annual Report of Form 20-F, filed on March 14, 2017
(8)	Incorporated by reference to Exhibit 4.3 of the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed on May 9, 2016 (File No. 333-194690)
(9)	Incorporated by reference to Exhibit 4.1 of the Company's Pre-Effective Amendment No. 2 to the Registration Statement on Form F-1, filed on May 13, 2014 (File No. 333-194690)

(10)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K, filed on September 22, 2016
(11)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K, filed on November 23, 2016
(12)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K, filed on February 21, 2017
(13)	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 6-K, filed on May 8, 2017
(14)	Incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(15)	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 6-K, filed on September 22, 2016
(16)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on November 23, 2016
(17)	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 6-K, filed on November 23, 2016
(18)	Incorporated by reference to Exhibit 10.42 of the Company's Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960)
(19)	Incorporated by reference to Exhibit 10.43 of the Company's Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960)
(20)	Incorporated by reference to Exhibit 4.29 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(21)	Incorporated by reference to Exhibit 4.30 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(22)	Incorporated by reference to Exhibit 4.33 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(23)	Incorporated by reference to Exhibit 4.31 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(24)	Incorporated by reference to Exhibit 4.32 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(25)	Incorporated by reference to Exhibit 4.34 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(26)	Incorporated by reference to Exhibit 4.37 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(27)	Incorporated by reference to Exhibit 4.38 the Company's Annual Report on Form 20-F, filed on April 26, 2016
(28)	Incorporated by reference to Exhibit 4.18 of the Company's Annual Report of Form 20-F, filed on March 14, 2017
(29)	Incorporated by reference to Exhibit 4.39 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(30)	Incorporated by reference to Exhibit 4.40 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(31)	Incorporated by reference to Exhibit 4.41 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(32)	Incorporated by reference to Exhibit 4.42 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(33)	Incorporated by reference to Exhibit 10.40 of the Company's Post-Effective Amendment No. 2 to the Registration Statement on Form F-1, filed on June 23, 2016 (File No. 333-194690)
(34)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on February 2, 2017
(35)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 20, 2017

(36)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 27, 2017
(37)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 5, 2017
(38)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 28, 2017
(39)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on February 7, 2017
(40)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on February 7, 2017
(41)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on February 21, 2017
(42)	Incorporated by reference to Exhibit 4.28 of the Company's Annual Report of Form 20-F, filed on March 14, 2017
(43)
Incorporated by reference to Exhibit B of the Schedule 13D/A of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Oscar Shipholding Ltd, Race Navigation Inc., Tankers Family Inc., and the Lax Trust, filed on March 1, 2017

(44)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 22, 2017
(45)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on March 22, 2017
(46)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 28, 2017
(47)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on March 28, 2017
(48)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 5, 2017
(49)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on April 5 2017
(50)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on May 15, 2017
(51)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on May 15, 2017
(52)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on September 15, 2017
(53)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on May 8, 2017
(54)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on November 8, 2017
(55)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on November 14, 2017
(56)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on November 14, 2017
(57)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on December 11, 2017
(58)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on December 15, 2017
(59)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on December 15, 2017
(60)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on January 8, 2018
(61)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on January 8, 2018

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: March 29, 2018	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Top Ships Inc.,
Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and  subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of comprehensive loss, stockholders' equity and cash flows, for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece
March 29, 2018

We have served as the Company's auditor since 2006.

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2016 AND 2017

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2016	2017
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	127	24,081
Trade accounts receivable	19	621
Prepayments and other (Note 7)	864	428
Due from related parties	34	-
Inventories (Note 8)	583	645
Prepaid bareboat charter hire (Note 6)	1,657	1,656
Deferred charges (Note 9)	-	341
Restricted cash (Note 6 and 9)	1,257	1,283
Total current assets	4,541	29,055

FIXED ASSETS:

Advances for vessels under construction (Note 4(a))	-	6,757
Vessels, net (Note 4(b))	126,170	154,935
Other fixed assets, net	1,161	1,042
Total fixed assets	127,331	162,734

OTHER NON CURRENT ASSETS:

Prepaid bareboat charter hire (Note 6)	6,935	5,278
Restricted cash (Note 6 and 9)	4,210	5,249
Investments in unconsolidated joint ventures (Note 20)	-	17,738
Derivative financial instruments (Note 17)	300	394
Total non-current assets	11,445	28,659

Total assets	143,317	220,448

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 9(a) )	7,995	9,508
Short-term debt (Note 9(b))	-	10,183
Debt from related parties (Note 9(c))	4,085	-
Due to related parties (Note 5)	1,108	120
Accounts payable	1,902	2,799
Accrued liabilities	2,965	1,985
Unearned revenue	1,978	986

Total current liabilities	20,033	25,581

NON-CURRENT LIABILITIES:

Derivative financial instruments (Note 17)	3,563	3,335
Non-current portion of long term debt (Note 9(a))	72,459	84,258

Total non-current liabilities	76,022	87,593

COMMITMENTS AND CONTINGENCIES (Note 10)

Total liabilities	96,055	113,174

MEZZANINE EQUITY:
Preferred stock; 2,106 and 0 Series B shares issued and outstanding at December 31, 2016 and 2017 with $0.01 par value (Note 19)	1,741	-

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 2,106 and 0 Series B shares were outstanding at December 31, 2016 and 2017 (refer to Mezzanine Equity - Note 19); of which 0 and 100,000 Series D shares were outstanding at December 31, 2016 and 2017 (Note 11)	-	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 31 and 8,923,617 shares issued and outstanding at December 31, 2016 and 2017 (Note 11)	-	89
Additional paid-in capital (Note 11)	328,762	402,644
Accumulated deficit	(283,241)	(296,645)

Total stockholders' equity	45,521	106,089

Non-controlling Interests	-	1,185
Total equity	45,521	107,274

Total liabilities and stockholders' equity	143,317	220,448

TOP SHIPS INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017 (Expressed in thousands of U.S. Dollars – except share and per share data)
	2015	2016	2017
REVENUES:

Revenues	13,075	28,433	39,363

EXPENSES:

Voyage expenses (Note 14)	370	736	999
Bareboat charter hire expenses (Note 6)	5,274	6,299	6,282
Amortization of prepaid bareboat charter hire (Note 6)	1,431	1,577	1,657
Vessel operating expenses (Note 14)	4,789	9,913	13,444
Vessel depreciation (Note 4b)	668	3,467	5,744
Management fees-related parties (Note 5)	1,621	1,824	4,730
General and administrative expenses	2,983	2,906	5,805
Other operating loss/ (income) (Note 18)	274	(3,137)	(914)
Impairment on vessel (Note 4)	3,081	-	-

Operating (loss)/income	(7,416)	4,848	1,616

OTHER EXPENSES:

Interest and finance costs (including $20, $509 and $504 respectively, to related party) (Note 15)	(719)	(3,093)	(15,793)
Loss on derivative financial instruments (Note 17)	(392)	(698)	(301)
Interest income	-	-	13
Other, net (Note 9)	20	(5)	1,120

Total other expenses, net	(1,091)	(3,796)	(14,961)

Net (loss)/income and comprehensive (loss)/income	(8,507)	1,052	(13,345)
Deemed dividend for beneficial conversion feature of Series B convertible preferred stock (Note 19)	-	(1,403)	-
Equity loss in unconsolidated joint ventures	-	-	(27)
Net loss attributable to common shareholders	(8,507)	(351)	(13,372)

Attributable to:
Common stock holders	(8,507)	(351)	(13,404)
Non-controlling interests	-	-	32

Loss per common share, basic and diluted (Note 13)	(773,364)	(15,955)	(12.57)
The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
 (Expressed in thousands of U.S. Dollars – except number of shares and per share data)

					Additional
	Preferred Stock		Common Stock		Paid in	Accumulated Deficit
	# of Shares	Par Value	# of Shares*	Par Value*	Capital*	attributable to common stockholders	Non-controlling interest	Total
BALANCE, December 31, 2014			10	-	318,315	(275,786)	-	42,529
Net loss and comprehensive loss			-	-	-	(8,507)	-	(8,507)
Stock-based compensation (Note 12)			1	-	131	-	-	131
BALANCE, December 31, 2015			11	-	318,446	(284,293)	-	34,153
Net income and comprehensive income			-	-	-	1,052	-	1,052
Stock-based compensation (Note 12)				-	239	-	-	239
Common shares issued in exchange of assumption of Delos Termination Fee (Note 5)			8	-	3,796	-	-	3,796
Issuance of common stock due to exercise of warrants (Note 11)			12		6,281	-	-	6,281
Deemed dividend for Series B convertible preferred stock's beneficial conversion feature (Note 19)			-	-	(1,403)	-	-	(1,403)
Beneficial conversion feature of Series B convertible preferred stock (Note 19)			-	-	1,403	-	-	1,403
BALANCE, December 31, 2016			31	-	328,762	(283,241)	-	45,521
Net loss			-	-	-	(13,404)	32	(13,372)
Issuance of common stock pursuant to convertible related party loans (Note 9)			4		2,040	-	-	2,040
Issuance of common stock pursuant to the Common Stock Purchase Agreement (Note 11)			632,775	6	38,383	-	-	38,389
Issuance of common stock pursuant to the Crede Common Stock Purchase Agreement (Note 11)			7,148,889	72	28,561	-	-	28,633
Issuance of common stock pursuant to Series C convertible preferred shares conversions (Note 9 and 11)			904,646	9	8,204	-	-	8,213
Series C convertible preferred stock's beneficial conversion feature (Note 9)			-	-	7,500	-	-	7,500
Issuance of common stock due to exercise of warrants (Note 11)			219,250	2	1,538	-	-	1,540
Stock-based compensation (Note 12)			-	-	(25)	-	-	(25)
Non-controlling interest on acquisition of Eco Seven Inc (Note 1)							5,278	5,278
Reduction of non-controlling interest arising from Company's purchase of additional ownership interest in Eco Seven In. (Note 1)							(4,125)	(4,125)
Excess of consideration over acquired assets (Note 1)			-	-	(12,909)			(12,909)
Cancellation of fractional shares due to reverse stock splits			(4)	-	-	-	-	-
Issuance of common stock pursuant to Series B convertible preferred stock conversions reflected in Mezzanine equity (Note 19)			18,026		1,743	-	-	1,743
Issuance of Series D preferred stock (Note 11)	100,000	1	-	-	-	-	-	1
Additional paid-in capital attributed to non-controlling interests			-	-	(1,153)	-		(1,153)
BALANCE, December 31, 2017	100,000	1	8,923,617	89	402,644	(296,645)	1,185	107,274
*Adjusted to reflect the reverse stock splits effected in May 2017, June 2017, August 2017, October 2017,and March 2018 (see Note 11)
The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Expressed in thousands of U.S. Dollars)
	2015	2016	2017
Cash Flows from Operating Activities:

Net (loss)/ income	(8,507)	1,052	(13,372)
Adjustments to reconcile net (loss)/ income to net cash
(used in)/provided by operating activities:
Vessel depreciation (Note 4)	668	3,467	5,744
Other fixed assets depreciation	127	121	120
Equity losses in unconsolidated joint ventures	-	-	27
Non-cash debt conversion expenses	-	-	842
Amortization and write off of deferred financing costs	538	163	1,640
Amortization of debt discount	-	-	7,500
Stock-based compensation expense (Note 12)	131	239	(25)
Change in fair value of derivative financial instruments (Note 17)	617	682	(175)
Write-off of short term debt (Note 9)	-	-	(1,118)
Loss on sale of other fixed assets	-	22	-
Amortization of prepaid bareboat charter hire (Note 6)	1,431	1,577	1,657
Impairment on vessel (Note 4)	3,081	-	-
Other operating income	-	(3,137)	(914)
(Increase)/Decrease in:
Trade accounts receivable	(57)	88	(602)
Inventories	(78)	(181)	(62)
Prepayments and other	340	(429)	436
Due from related parties	25	(34)	34
Increase/(Decrease) in:
Due to related parties	110	14	(1,034)
Accounts payable	114	954	(207)
Other non-current liabilities	(430)	-	-
Accrued liabilities	503	128	1,196
Unearned revenue	-	1,978	(992)

Net Cash (used in)/ provided by Operating Activities	(1,387)	6,704	695

Cash Flows from Investing Activities:

Advances for vessels under construction and capitalized expenses (Note 4)	(53,410)	(73,383)	(6,757)
Vessel acquisitions (Note 4)	-	-	(34,671)
Investments in unconsolidated joint ventures (Note 20)	-	-	(17,639)
Net proceeds from sale of vessels (Note 4)	54,152	-	-
Net proceeds from sale of other fixed assets	-	29	-
Acquisition of other fixed assets	(6)	-	-

Net Cash provided by/(used in) Investing Activities	736	(73,354)	(59,067)

Cash Flows from Financing Activities:

Proceeds from debt (Note 9)	24,450	65,385	24,849
Proceeds from short-term notes (Note 9)	-	-	68,790
Proceeds from related party debt (Note 9)	3,850	235	3,148
Principal payments of debt	(500)	(5,085)	(9,546)
Proceeds from issuance of Series C convertible preferred stock (Note 9 and 11)	-	-	7,500
Prepayment of debt	(19,419)	-	-
Prepayment of related party debt (Note 9)	(2,250)	-	(7,233)
Excess of purchase price over book value of vessels	-	-	(12,909)
Proceeds from common stock purchase agreements	-	-	9,726
Proceeds from warrant exercises	-	5,765	1,567
Proceeds from issuance of Series B convertible preferred stock	-	2,001	-
Equity offering issuance costs	(237)	(87)	(1,342)
Payment of financing costs	(989)	(388)	(1,159

Net Cash provided by Financing Activities	4,905	67,826	83,391

Net increase in cash and cash equivalents and restricted cash	4,254	1,176	25,019

Cash and cash equivalents and restricted cash at beginning of year	164	4,418	5,594

Cash and cash equivalents and restricted cash at end of the year	4,418	5,594	30,613

Cash breakdown
Cash and cash equivalents	2,668	127	24,081
Restricted cash, current	-	1,257	1,283
Restricted cash, non-current	1,750	4,210	5,249
SUPPLEMENTAL CASH FLOW INFORMATION

Capital expenditures included in Accounts payable/Accrued liabilities	1,093	205	43
Interest paid net of capitalized interest	189	2,434	5,103
Finance fees included in Accounts payable/Accrued liabilities	670	67	372
Common stock purchase agreements, warrant exercise and Series B convertible preferred stock issuance costs included in liabilities	515	792	1,108
Shares issued as consideration for the assumption of liabilities	-	3,796	-
Beneficial conversion feature of Series B convertible preferred stock (Note 19)	-	1,403	-
Deemed dividend for beneficial conversion feature of Series B convertible preferred stock (Note 19)	-	(1,403)	-
Shares issued in exchange for converting debt, interest & finance fees	-	-	10,890
Settlement of notes with common stock issued (Note 9 and 11)	-	-	58,794
 The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
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

As of December 31, 2017, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements as well as intermediary companies that are 100% subsidiaries of the Company that own shipowning companies.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

	Wholly owned Shipowning Companies with vessels in operations during years ended December 31, 2015, 2016 and 2017	Date of Incorporation	Country of Incorporation	Vessel
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy (acquired June 2014), sold January 2015
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution (acquired March 2014), sold March 2015
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	M/T Stenaweco Excellence (acquired March 2014)
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant (acquired March 2014)
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	M/T Eco Fleet (acquired March 2014)
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	M/T Eco Revolution (acquired March 2014 )

	Wholly owned Shipowning Companies with vessels under construction during year ended December 31, 2017	Date of Incorporation	Country of Incorporation	Vessel
7	Astarte International Inc	April 2017	Marshall Islands	M/T Eco Palm Desert (contract acquired April 2017)
8	PCH77 Shipping Company Limited	September 2017	Marshall Islands	M/T Eco California ( contract acquired November 2017)

As of December 31, 2017, the Company was the owner of 90% of outstanding shares of the following company.

	Shipowning Company	Date of Incorporation	Country of Incorporation	Vessel
1	Eco Seven Inc.	February 2017	Marshall Islands	M/T Stenaweco Elegance (acquired February, 2017)

As of December 31, 2017, the Company was the owner of 50% of outstanding shares of the following companies that each owns a vessel under construction.

	Shipowning Companies	Date of Incorporation	Country of Incorporation	Vessel
1	City of Athens Inc.	November 2016	Marshall Islands	M/T Eco Holmby Hills (contract acquired June, 2017)
2	Eco Nine Inc.	March 2015	Marshall Islands	M/T Eco Palm Springs (contract acquired June, 2017)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On February 20, 2017, the Company acquired a 40% ownership interest in Eco Seven Inc. ("Eco Seven"), a Marshall Islands corporation, from Malibu Shipmanagement Co. ("Malibu"), a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, the Company's President, Chief Executive Officer and Director, for an aggregate purchase price of $6,500, pursuant to a share purchase agreement. On March 30, 2017, the Company acquired another 9% ownership interest in Eco Seven from Malibu for an aggregate purchase price of $1,500. On May 30, 2017, the Company acquired an additional 41% interest in Eco Seven from Malibu, for $6,500, increasing the Company's interest to 90%. The Company controls the board and management of Eco Seven and thus consolidates Eco Seven in its financial statements from February 20, 2017 onwards. Eco Seven owns M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai Vinashin Shipyard Co., Ltd of Vietnam ("Hyundai") on February 28, 2017.

On March 30, 2017, the Company, acquired a 49% ownership interest in City of Athens from Fly Free Company, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $4,200. City of Athens is a party to a newbuilding contract for the construction of M/T Eco Holmby Hills, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai in March 2018. Furthermore on March 30, 2017, the Company, acquired a 49% ownership interest in Eco Nine from Maxima International Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $3,500. Eco Nine is a party to a newbuilding contract for the construction of M/T Eco Palm Springs, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai in May 2018. On June 14, 2017 the Company acquired an additional 1% interest in City of Athens and in Eco Nine for an aggregate consideration of $157, increasing the Company's interest in both companies to 50%.

On April 26, 2017, the Company acquired a 100% ownership interest in Astarte International Inc. ("Astarte") from Indigo Maritime Ltd, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $6,000. Astarte is party to a newbuilding contract for the construction of M/T Eco Palm Desert, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai in September 2018.

On November 24, 2017, the Company acquired all of the outstanding shares of PCH77 Shipping Company Limited, a Marshall Islands company that owns a new building contract for M/T Eco California, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in Korea from an entity affiliated with Evangelos J. Pistiolis. The Company paid $3,600 for the outstanding shares and the vessel is scheduled for delivery during January 2019.

The above transactions were approved by a special committee of the Company's board of directors, or the Transaction Committee, of which the majority of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained fairness opinions from an independent financial advisor.

The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer.

The amount of the consideration given in excess of the net assets acquired is recognized as a reduction to the Company's capital and presented as Excess of consideration over acquired assets in the Company's consolidated statement of stockholders' equity for the twelve months ended December 31, 2017. An analysis of the consideration paid is presented in the table below:

Consideration in cash	24,100
Less: Net assets of companies acquired	11,191
Excess of consideration over acquired assets	12,909

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

2.	Significant Accounting Policies:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts and operating results of Top Ships Inc. and its subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated on consolidation. Non-controlling interests are stated at the non-controlling interest's proportion of the net assets of the subsidiaries where the Company has less than 100% interest. Subsequent to initial recognition the carrying amount of non-controlling interest is increased or decreased by the non-controlling interest's share of subsequent changes in the equity of such subsidiaries. Total comprehensive income is attributed to a non-controlling interest even if this results in the non-controlling interest having a deficit balance. Changes in the Company's ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

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

(c)
Foreign Currency Translation: The Company's functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the statement of comprehensive loss.

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

(f)
Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2016 and 2017 respectively.

(g)
Inventories: Inventories consist of lubricants and paints on board the vessels. Inventories may also consist of bunkers when vessels are unemployed or are operating in the spot market. Inventories are stated at the lower of cost or market value. Cost, which consists of the purchase price, is determined by the first in, first out method.

(h)
Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs and capitalized interest incurred during the construction of new building vessels, and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
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

(j)
Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, of $300 per lightweight ton. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Company pays commissions to ship brokers associated with arranging the Company's charters. These commissions are recognized over the related charter period and are included in voyage expenses.

(p)
Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors as well as to third party consultants and service providers for their services provided is included in general and administrative expenses in the consolidated statements of comprehensive loss. The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares granted to employees or directors, vested and non-vested, are measured at fair value which is equal to the market value of the Company's common stock on the grant date. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates (Note 12).

(q)
Earnings / (Loss)  per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method, as well as the potential dilution that could occur if convertible preferred stock were converted, using the if-converted method. Finally net income or loss available to common stockholders is reduced to reflect any deemed dividends on convertible preferred stock, weighted for the period the convertible preferred shares were outstanding.

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

(t)
Segment Reporting: The Chief Operating Decision Maker ("CODM"), Mr. Evangelos J. Pistiolis, receives financial information and evaluates the Company's operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers (i.e. time or bareboat charters) or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The CODM does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment.

(u)
Leasing: Leases are classified as capital leases if they meet at least one of the following criteria: (i) the leased asset automatically transfers title at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term equals or exceeds 75% of the remaining estimated economic life of the leased asset; (iv) or the present value of the minimum lease payments equals or exceeds 90% of the excess of fair value of the leased property. If none of the above criteria is met, the lease is accounted for as an operating lease. Operating lease payments are recognized as an operating expense in the consolidated statements of comprehensive loss on a straight-line basis over the lease term. For sale and lease back transactions, when the lease qualifies as an operating lease and the lease back is considered "more than minor but less than substantially all" i.e. the seller-lessee retains more than a minor part but less than substantially all of the use of the asset, the resulting gains or losses are deferred and amortized to income over the lease period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(v)
Beneficial conversion feature: A beneficial conversion feature is defined as a non detachable conversion feature that is in the money at the commitment date. The beneficial conversion feature guidance requires recognition of the conversion option's in-the-money portion, the intrinsic value of the option, in equity, with an offsetting reduction to the carrying amount of the instrument. The resulting discount is amortized as a dividend over either the life of the instrument, if a stated maturity date exists, or to the earliest conversion date, if there is no stated maturity date. If the earliest conversion date is immediately upon issuance, the dividend must be recognized at inception. When there is a subsequent change to the conversion ratio based on a future occurrence, the new conversion price may trigger the recognition of an additional beneficial conversion feature on occurrence.

(w)
Investments in unconsolidated joint ventures: The Company's investments in unconsolidated joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. The Company evaluates its investments in unconsolidated joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Consolidated Statements of comprehensive loss.

(x)	Recent Accounting Pronouncements:

On May 28, 2014, the FASB issued the ASU No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. The Company elected to use the modified retrospective transition method for the implementation of this standard. The implementation of this standard will not have a material impact on the financial statements since the Company's revenues are generated from long term charters which will be subject to ASU 2016-02.

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). ASU 2016-02. as amended, is intended to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Accounting by lessors will remain largely unchanged from current U.S. GAAP. The requirements of this standard include an increase in required disclosures. The new standard is effective for public companies for fiscal years beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The Company is currently evaluating the effect that adopting this standard will have on the financial statements and related disclosures. Management expects that the Company will recognize increases in reported amounts for vessels and other fixed assets and related lease liabilities upon adoption of the new standard on January 1, 2019 for arrangements where the Company is the lessee. The impact to the Company's financial statements will depend on the vessels the Company has chartered in, as well as the length and nature of such charters. Refer to Note 6 for disclosure about the Company's time charter and lease commitments as of December 31, 2017.

In August 2016, the FASB issued the ASU 2016-15, Classification of certain cash receipts and cash payments. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. The Company evaluated the impact of this ASU on its financial statements and determined that there is no impact as the classification of the related cash payments and cash receipts has always been reported as described in the ASU.

During November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows - Restricted Cash, which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. This standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The implementation of this update affects disclosures only and has no impact on the Company's consolidated balance sheets and statements of comprehensive income/(loss). ASU 2016-18 was early adopted by the Company in the period ended December 31, 2017 with retrospective application. The implementation of this update affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of Cash whereas the Company previously presented these within investing activities, and has no impact on the Company's balance sheet and statement of operations.

In January 2017, the Financial Accounting Standards Board ("FASB") issued the ASU 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company as of January 1, 2017 early adopted this new standard for the new acquisitions. The ASU 2017-01 may have a material impact to the Company's consolidated financial statements and related disclosures, as it may result in more transactions being accounted for as asset acquisitions rather than business combinations.

3.	Going Concern:

At December 31, 2017, the Company had positive working capital of $3,474 and cash and cash equivalents of $24,081. As of December 31, 2017, the Company has remaining contractual commitments for the acquisition of its fleet totaling $79,964. On January 31, 2018 the Company entered into a series of newbuilding vessel acquisitions (Note 21) that resulted in the Company adding another $151,485 of contractual commitments, resulting in an amount of total commitments of $231,449. Of this amount, $88,381 are payable in 2018, $65,773 in the first quarter of 2019 and $77,295 in the second quarter of 2019. Of the amount payable in 2018, an amount of $17,091 has been settled as of the date of issuance of these financial statements.

As of December 31, 2017, the Company had available committed undrawn balances of $51,801. The Company expects to finance its unfinanced capital commitments with cash on hand, operational cash flow , debt or equity issuances, or a combination thereof and other sources such as funds from the Company's controlling shareholder and CEO, Mr Pistiolis, if required. If the Company is unable to arrange debt or equity financing for its newbuilding vessels, it is probable that the Company may also consider selling the respective newbuilding contracts. Therefore, there is no substantial doubt about the Company's ability to continue as a going concern, for a reasonable period of time. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

4(a)	Advances for Vessels Acquisitions / Under Construction:

An analysis of Advances for vessels acquisitions / under construction is as follows:

Advances for vessels acquisitions / under construction
Balance, December 31, 2015	25,098
— Additions	72,495
— Transferred to Vessels	(97,593)
Balance, December 31, 2016	-
— Advances paid	5,995
—Capitalized expenses	762
Balance, December 31, 2017	6,757

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On January 21, May 20 and August 10, 2016 the Company took delivery of M/T Eco Revolution, M/T Stenaweco Excellence and M/T Nord Valiant respectively. Advances for the construction of newbuilding vessels M/T Eco Palm Desert and M/T Eco California two 50,000 dwt product/chemical tanker that the Company acquired on April 26, 2017 and on November 24, 2017 (see Note 1) amounted to $6,743 and $14 respectively.

4(b)	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2015	32,592	(548)	32,044
— Transferred from advances for vessels acquisitions / under construction	97,593	-	97,593
— Depreciation	-	(3,467)	(3,467)
Balance, December 31, 2016	130,185	(4,015)	126,170
— Acquisitions	34,509	-	34,509
— Depreciation	-	(5,744)	(5,744)
Balance, December 31, 2017	164,694	(9,759)	154,935

On January 29, 2015 and March 31, 2015, the  Company sold and leased-back M/T Stenaweco Energy and M/T Stenaweco Evolution respectively (see Note 6) for an aggregate sale price of $28,500 per vessel. The M/T Stenaweco Evolution was sold upon its delivery from the Hyundai Mipo Vinashin shipyard. The sale and leaseback agreements were entered into with non-related parties. Prior to the sale of the M/T Stenaweco Energy, the Company wrote down the vessel to its fair market value, resulting in an impairment charge of $3,081. The fair value of the impaired vessel was determined based on a market approach, which consisted of quotations from well-respected brokers regarding vessels with similar characteristics as compared to the Company's vessel.

In 2016 and 2017 the Company took delivery of the following vessels:

Vessel Name	Delivery Date	Yard Installments	Capitalized Expenses	Final Carrying Amount	Time Charter
M/T Eco Revolution	January 21, 2016	31,400	1,409	32,809	BP Shipping Limited
M/T Stenaweco Excellence	May 20, 2016	30,778	1,475	32,253	Stena Weco A/S
M/T Nord Valiant	August 10, 2016	30,667	1,864	32,531	Dampskibsselskabet NORDEN A/S
M/T Stenaweco Elegance	February 28, 2017	33,935	574	34,509	Stena Weco A/S

The Company's vessels have been mortgaged as security under it loan facilities (see Note 9).

5.	Transactions with Related Parties:

(a) Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare provides the Company with its executive officers (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Executive Vice President).

As of December 31, 2016 the amount due from Central Mare was $34 and as of December 31, 2017 the amount due to Central Mare was $46. These amounts are presented in Due from/to related parties, on the accompanying consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Year Ended December 31,
	2015	2016	2017	Presented in:
Executive officers and other personnel expenses	1,560	1,530	2,400	General and administrative expenses - Statement of comprehensive loss
Amortization of awarded shares*	131	47	(25)	Management fees - related parties - Statement of comprehensive loss
Total	1,691	1,577	2,375
 *As per the Company's equity incentive plan, or the 2015 plan, (see Note 12), the Company incurred an amortization expense/(gain) of $131, $47 and $(25) relating to shares vesting to Central Mare's nominee, Tankers Family on June 30, 2015, 2016 and 2017 respectively.

On March 27, 2017, our board of directors granted to our Chief Executive Officers a bonus of $1,500 as incentive compensation, in consideration of the successful completion of the company's newbuilding program in 2016.

(b) Central Shipping Monaco SAM ("CSM") – Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a letter agreement, or the Letter Agreement, with CSM, a related party affiliated with the family of the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and on March 10, 2014 and June 18, 2014 the Company entered into management agreements, or Management Agreements, between CSM and the Company's vessel-owning subsidiaries respectively. The Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the Letter Agreement.

Pursuant to the Letter Agreement, as well as the Management Agreements concluded between CSM and the Company's vessel-owning subsidiaries, the Company pays a technical management fee of $583 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $318 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the Management Agreements provide for payment to CSM of: (i) $530 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSM also performs supervision services for all of the Company's newbuilding vessels while the vessels are under construction, for which the Company pays CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provides, at cost, all accounting, reporting and administrative services. Finally, the Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at the discretion of the Company. The Management Agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the Management Agreements, all fees payable to CSM are adjusted annually according to the US Consumer Price Inflation of the previous year.

As of December 31, 2016 and 2017 the amounts due to CSM were $579 and $74 respectively and are presented in Due to related parties, on the accompanying consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The fees charged by and expenses relating to CSM for the years ended December 31, 2015, 2016 and 2017 are as follows:
	Year Ended December 31,
	2015	2016	2017	Presented in:
Management fees	140	118	34	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	701	1,598	2,242	Management fees - related parties -Statement of comprehensive loss
Supervision services fees	72	43	31	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	66	104	136	Vessel operating expenses -Statement of comprehensive loss
	114	67	22	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	189	179	183	Management fees - related parties -Statement of comprehensive loss
Financing fees	44	131	139	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission for sale and purchase of vessels	570	-	1,081	Management fees - related parties -Statement of comprehensive loss
Commission on charter hire agreements	161	358	487	Voyage expenses - Statement of comprehensive loss
Performance incentive fee	600	-	1,250	Management fees - related parties - Statement of comprehensive loss
Total	2,657	2,598	5,605

For the years ended December 31, 2015, 2016 and 2017, CSM charged the Company newbuilding supervision related pass-through costs amounting to $1,037, $618 and $454 respectively.

(c) Navis Finance AS. ("Navis") – Sale and Purchase Brokerage Agreement: On October 2, 2014, the Company entered into a sale and leaseback brokerage agreement with Navis Finance AS, a company in which Per Christian Haukeness, a member of the Company's Board of Directors, was one of the founding partners and a shareholder until January 2016, when he left Navis and is no longer a shareholder. Pursuant to this agreement, the Company agreed to pay a brokerage commission of 2% on any vessel sale and leaseback for which Navis Finance AS acted as broker. In connection with the sale and leaseback of M/T Stenaweco Energy and M/T Stenaweco Evolution in January and March of 2015, respectively, the Company paid to Navis a total of $1,140 in sale and leaseback brokerage commissions.

(d) Atlantis Ventures Ltd. ("Atlantis") - Unsecured Credit Facility: On January 2, 2015 the Company entered into an unsecured credit facility with Atlantis Ventures Ltd, a related party affiliated with the family of Evangelos J. Pistiolis, for $2,250. The drawdown of the loan took place on January 5, 2015 and it was repaid on January 30, 2015.

(e) Family Trading Inc. ("Family Trading") - Revolving Credit Facility and Assumption of Liabilities: On October 1, 2010, the Company entered into a bareboat charter agreement to lease the vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011, the Company terminated the bareboat charter agreement resulting in a termination fee of $5,750 "(the Delos Termination Fee") that remained outstanding until December 31, 2012. On January 1, 2013, the Company entered into an agreement with the owner of M/T Delos for the repayment of the remaining balances of the Delos Termination Fee. On December 10, 2015, the owner of M/T Delos notified the Company that the outstanding balance of the Delos Termination Fee was immediately due and payable, since the Company had been delaying the installments as per the agreed repayment schedule. On January 12, 2016, Family Trading, a related party owned by the Lax Trust, assumed the outstanding balance of the Delos Termination Fee that amounted to $3,796 (the "Family Trading transaction"). As consideration for the assumption of this liability, Family Trading on January 12, 2016 received 7 of the Company's common shares. This transaction was approved by a special committee of the independent directors of the Company. Furthermore on December 23, 2015 the Company entered into an agreement for an unsecured revolving credit facility with Family Trading for up to $15,000 to be used to fund the Company's newbuilding program and working capital relating to the Company's operating vessels. On February 21, 2017, the Company amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") (see Note 9). As of December 31, 2016 and 2017 the amounts due to Family Trading were $529 and $0, representing $306 and $0 of interest payable and $223 and $0 of commitment fees payable respectively and are presented in Due to related parties, on the accompanying consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(f) Vessel Acquisitions from affiliated entities: From February 20 to November 24, 2017 the Company entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of M/T Eco Palm Desert and M/T Eco California, 90% interest in M/T Stenaweco Elegance and 50% interests in M/T Eco Holmby Hills and M/T Eco Palm Springs (see Notes 1, 3, 4 and 20).

(g) Charter Party with Central Tankers Chartering Inc ("Central Tankers Chartering"): On September 1, 2017 the Company entered into a time charter party with Central Tankers Chartering, a related party affiliated with the family of Evangelos J. Pistiolis, for the vessel M/T Eco Palm Desert to be delivered from Hyundai in September 2018. The time charter is for a firm period of three years at a daily rate of $14,750 with two optional years at daily rates of $15,250 and $15,750 respectively, at Central Tankers Chartering's option. The time charter carries a 1.25% address commission payable to Central Tankers Chartering. Total revenue backlog from this time charter for the firm period is $15,949, assuming no off-hire days.

6.	Leases

A.          Lease arrangements, under which the Company acts as the lessee

Bareboat Chartered-in Vessels:

On January 29, 2015 and March 31, 2015, the Company sold and leased back M/T Stenaweco Energy and M/T Stenaweco Evolution respectively (Note 4). The vessels were chartered back on a bareboat basis for 7 years at a bareboat hire of $8,586 and $8,625 per day respectively. In addition, the Company has the option to buy back each vessel from the end of year 3 up to the end of year 7 at purchase prices stipulated in the bareboat agreement depending on when the option is exercised.

The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. The Company must maintain a consolidated leverage ratio of not more than 75% and maintain minimum free liquidity of $750 per vessel owned and $500 per bareboat chartered-in vessel at all times which is certified quarterly. As of December 31, 2017, the Company is in compliance with the consolidated leverage ratio and the minimum free liquidity covenants.

As of December 31, 2017, cash and cash equivalents amounted to $ 30,613 of which an amount of $4,750 is presented as restricted cash due to the abovementioned minimum liquidity covenant.

The Company has treated the sale and leaseback of the abovementioned vessels as an operating lease. Losses from the sale of these two vessels amounted to $11,600 which are amortized over the duration of the leases. The amortization for the year is presented under Amortization of prepaid bareboat charter hire in the accompanying statement of consolidated loss and amounted to $1,577 and $1,657 for the years ended December 31, 2016 and 2017 respectively.

As at December 31, 2017, the outstanding balance of the Prepaid bareboat charter hire was $6,934, presented in the accompanying consolidated balance sheets as follows:

Current portion of Prepaid bareboat charter hire	1,656
Non-current portion of Prepaid bareboat charter hire	5,278
Total	6,934

Future minimum lease payments:

The Company's future minimum lease payments required to be made after December 31, 2017, relating to bareboat chartered-in vessels M/T Stenaweco Energy and M/T Stenaweco Evolution are as follows:

Year ending December 31,	Bareboat Charter Lease Payments
2018	6,282
2019	6,282
2020	6,299
2021	6,282
2022	1,034
Total	26,179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

B.	Lease arrangements, under which the Company acts as the lessor

Charter agreements:

In 2017, the Company operated all of its vessels under time charters with Stena Bulk AB, ex Stena Weco AS, (M/T Stenaweco Energy, M/T Stenaweco Evolution, M/T Stenaweco Excellence and M/T Stenaweco Elegance), BP Shipping (M/T Eco Fleet and M/T Eco Revolution) and Dampskibsselskabet NORDEN A/S (M/T Nord Valiant). In arriving at the minimum future charter revenues of the non-cancellable time charter contracts an estimated 15 days off-hire time to perform scheduled dry-docking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. In addition, the vessels owned by the Company's joint ventures have been excluded.

As of December 31, 2017, the minimum future charter revenues are as follows:

Year ending December 31,	Time Charter receipts
2018	39,290
2019	39,352
2020	39,030
2021	13,627
Total	131,299

7.	Prepayments and other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2016	December 31, 2017
Prepaid expenses	670	140
Guarantees	15	17
Advances to various creditors	63	119
Other receivables	116	152
Total	864	428

8.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2016	December 31, 2017
Lubricants	542	574
Consumable stores	41	71
Total	583	645

9.	Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Bank / Vessel(s)	December 31,	December 31,
	2016	2017
Total long term debt:
ABN (M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant)	59,838	53,538
NORD/LB (M/T Stenaweco Excellence)	22,162	20,116
Alpha Bank (M/T Stenaweco Elegance)	-	22,150
Total long term debt	82,000	95,804
Less: Deferred finance fees	(1,546)	(2,038)
Total long term debt net of deferred finance fees	80,454	93,766

Out of which:
Current portion of long term debt	7,995	9,508
Long term debt	72,459	84,258

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Short term debt from related parties:
Family Trading facility	4,085	-
Less deferred finance fees	-	-
Current portion of loans from related parties net of deferred finance fees	4,085	-

Short Term Debt:
Unsecured Notes	-	8,878
AT Bank predelivery facility	-	1,499
Less deferred finance fees	-	(194)
Current portion of loans net of deferred finance fees	-	10,183

Total Debt net of deferred finance fees	84,539	103,949

(a). LONG-TERM DEBT

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On April 21, 2017, the Company was informed by ABN Amro that the Company was in breach of a loan covenant that requires that any member of the family of Mr. Evangelos J. Pistiolis maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of the Company's outstanding common shares. ABN Amro requested that either the family of Mr. Evangelos J. Pistiolis maintain an ownership interest of at least 30% of the outstanding common shares or maintain a voting rights interest of above 50% in the Company. In order to regain compliance with the loan covenant, the Company issued the Series D preferred shares (see Note 11).  On July 28, 2017 ABN Amro by way of a supplemental agreement removed the loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintains an ownership interest of 30% of the Company's issued and outstanding common shares and replaced it with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquires a voting interest of more than 50% of the Company's share capital, without ABN Amro's prior written approval.

The ABN Amro facility bears interest at LIBOR plus a margin of 3.90%, except for the Tranche C part of the facility that bears interest at LIBOR plus a margin of 3.75%. The applicable three-month LIBOR as of December 31, 2017 was about 1.7%. As of December 31, 2017, the outstanding balance of the ABN Amro facility is $53,538.

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

On May 16, 2017 NORD/LB by way of a supplemental agreement provided a waiver until December 31, 2017 for the breach of the loan covenant that requires that any member of the family of Mr. Evangelos J. Pistiolis maintains an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 20% of the Company's issued and outstanding common shares. In addition NORD/LB agreed to reduce the abovementioned minimum percentage to 10%. In January 8, 2018 NORD/LB agreed to replace said covenant with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquires a voting interest of more than 50% of the Company's share capital, without NORD/LB's prior written approval.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The NORD/LB facility bears interest at LIBOR plus a margin of 3.43%. The applicable three-month LIBOR as of December 31, 2017 was about 1.7%. As of December 31, 2017, the outstanding balance of the NORD/LB facility is $20,116.

Alpha Bank Facility

On July 20, 2016, Eco Seven that was later acquired by the Company entered into a credit facility with Alpha Bank of Greece for $23,350 ("the Alpha facility") for the financing of the vessel M/T Stenaweco Elegance. The credit facility is repayable in 12 consecutive quarterly installments of $400 and 20 consecutive quarterly installments of $303, commencing in May 2017, plus a balloon installment of $12,500 payable together with the last installment in February 2025.

The Company drew down $23,350 under the Alpha facility on February 24, 2017 to finance the last shipyard installment of the M/T Stenaweco Elegance.

The facility contains various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75%, (iii) minimum free liquidity of $750 per collateralized vessel, (iv) EBITDA is required to be greater than 120% of fixed charges and (v) market value adjusted net worth is required to be greater than or equal to $20,000. It also restricts the shipowning company from incurring further indebtedness or guarantees and from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•	First priority mortgage over M/T Stenaweco Elegance;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

The Alpha facility bears interest at LIBOR plus a margin of 3.50%. The applicable three-month LIBOR as of December 31, 2017 was about 1.7%. As of December 31, 2017, the outstanding balance of the Alpha facility is $22,150.

AT Bank Facility

On September 5, 2017, the Company entered into a credit facility with AT Bank for $23,500 to fund the delivery of M/T Eco Palm Desert (the "AT Bank Senior Facility"), due for delivery in the third quarter of 2018. This facility is repayable in 20 consecutive quarterly installments of $325, commencing three months from draw down, and a balloon payment of $17,000 payable together with the last installment.

The facility contains various covenants, including (i) an asset cover ratio of 115% for the first year, 120% for the second year, 125% for the third year and 140% thereafter, (ii) a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $750 per collateralized vessel and $500 per bareboated chartered-in vessel. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and paying dividends.

The facility is secured as follows:

•	First priority mortgage over M/T Eco Palm Desert;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The AT Bank Senior Facility bears interest at LIBOR plus a margin of 4% and a commitment fee of 2% per annum is payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. The applicable three-month LIBOR as of December 31, 2017 was about 1.7%. As of December 31, 2017, the Company has not drawn down any amounts under the AT Bank Senior Facility.

(b). SHORT-TERM DEBT

Unsecured Notes

On November 13 and on December 14, 2017 the Company entered into two unsecured notes with Crede Capital Group LLC (the "Crede Notes") as follows:

Agreement date	Amount drawn	Undrawn Amount	Fees	Interest	Amount settled	Outstanding Amount	Maturity
November 13, 2017	17,500	-	-	11	(17,500)	-	November 13, 2019
December 14, 2017	12,500	10,000	-	8	(3,622)	8,878	December 14, 2019
	30,000	10,000	-	19	(21,122)	8,878

The first Crede Note carried a single revolving option for additional $5.0 million that the Company exercised on November 20, 2017, bringing the total drawn amount to $17,500. The second Crede Note carries two revolving options for an additional $5.0 million each. An amount of $21,122 was settled with proceeds from the First and Second Crede Purchase Agreement (Note 11).

The proceeds from the sales of the Crede Notes were used for vessel acquisitions and general corporate purposes. The Notes bear interest at a rate of 2.0% for the period of ninety days starting on the closing date, (ii) 10.0% for the period of ninety days starting on the date that is ninety days immediately following the closing date and (iii) 15.0% starting on the date that is one hundred eighty days immediately following the closing date.

The Crede Notes carry customary covenants and restrictions, including the covenant that all net proceeds that the Company receives from the sale of any equity securities of the Company shall be utilized exclusively to repay any outstanding amounts under the Crede Notes until the Crede Notes are repaid in full. The Crede Notes also restrict the Company from redeeming, repurchasing or declaring any cash dividend or distribution on any of its capital stock (other than any obligations to do so outstanding as of the issuance dates of the Notes), as long as there were outstanding amounts under the Crede Notes.

Unsecured Notes

From February 6 to September 15, 2017 the Company entered into a series of unsecured short term notes (the "Notes") with Kalani Investments Ltd and Xanthe Holdings Ltd as follows:

Agreement date	Amount drawn	Fees	Interest	Amount settled	Amounts forgiven	Outstanding Amount	Maturity	Counterparty
February 6, 2017	3,500	210	22	(3,500)	-	-	May 15, 2017	Kalani
March 22, 2017	5,000	200	7	(5,000)	-	-	October 7, 2017	Kalani
March 28, 2017	10,000	-	24	(10,000)	-	-	August 25, 2017	Kalani
April 5, 2017	7,700	-	42	(7,700)	-	-	September 4, 2017	Kalani
May 15, 2017	5,000	-	28	(3,882)	(1,118)	-	August 23, 2017	Xanthe
June 26, 2017	3,000	-	2	(3,000)	-	-	October 24, 2017	Kalani
July 12, 2017	3,060	60	16	(3,060)	-	-	November 7, 2017	Xanthe
September 15, 2017	2,020	20	6	(2,020)	-	-	December 14, 2017	Xanthe
	39,280	490	147	(38,162)	(1,118)	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2017 all the Notes have been settled except an amount of $1,118 which has been written-off, following discussions with the noteholder Xanthe and is included in "Other, net" in the accompanying consolidated statements of comprehensive loss. All the above, fees, interest and principal were settled with proceeds from the Common stock purchase agreement (Note 11).

The proceeds from the sales of the Notes were used for vessel acquisitions and general corporate purposes. The Notes bore interest at a rate of 6% and carried customary covenants and restrictions, including the covenant that all net proceeds that the Company received from the sale of any equity securities of the Company shall be utilized exclusively to repay any outstanding amounts under the Notes until the Notes are repaid in full. The Notes also restrict the Company from redeeming, repurchasing or declaring any cash dividend or distribution on any of its capital stock (other than any obligations to do so outstanding as of the issuance dates of the Notes), as long as there were outstanding amounts under the Notes.

Series C preferred convertible shares

On February 17, 2017, the Company completed a private placement of 7,500 Series C convertible preferred shares (the "Series C shares") for an aggregate principal amount of $7,500 with Xanthe Holdings Ltd ("Xanthe") a non-U.S. institutional investor, non-affiliated with the Company but affiliated with Kalani Investments Limited ("Kalani") (see Note 11). The Company has accounted for the sale of the Series C shares as a debt issuance since its characteristics are more akin to debt rather than equity and dividends of the Series C shares were accounted as interest. Pursuant to the issuance of the Series C Shares, the Company recognized the beneficial conversion feature ("BCF") by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument. The Company initially recognized $7,500 of debt discount, which it fully amortized in the year ended December 31, 2017, included in Interest and finance costs in the accompanying Statement of comprehensive loss. Series C shares were fully converted into common stock by October 31, 2017 and dividends amounting to $600 were included in Interest and finance costs in the accompanying Statement of comprehensive loss.

AT Bank Predelivery Facility

On September 5, 2017, the Company entered into a credit facility with AT Bank for $8,993 for the pre-delivery financing of M/T Eco Palm Desert (the "AT Bank Predelivery Facility"). This facility can be drawn down in five tranches to finance in full the last five pre-delivery instalments of M/T Eco Palm Desert due for payment between August 2017 and May 2018 and will be repaid from the proceeds of the AT Bank Senior Facility on the drawdown of the latter.

The facility contains various covenants, including a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and minimum free liquidity of $750 per collateralized vessel and $500 per bareboated chartered-in vessel. Additionally, the facility contains restrictions on the subsidiary that owns the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends.

The facility is secured as follows:

•	Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco Palm Desert;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the subsidiary owning the newbuilding contract;

The AT Bank Predelivery Facility bears interest at LIBOR plus a margin of 8.5% and a commitment fee of 4.25% per annum is payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. The applicable three-month LIBOR as of December 31, 2017 was about 1.7%. The Company drew down $1,499 under the AT Bank Predelivery Facility in September 2017, to finance one shipyard installment of M/T Eco Palm Desert and as of December 31, 2017 the outstanding balance of the facility is $1,499 and has an undrawn balance of $7,494.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(c). SHORT-TERM DEBT FROM RELATED PARTIES

Amended Family Trading Credit Facility

On December 23, 2015, the Company entered into an unsecured revolving credit facility with Family Trading ("the Family Trading facility"), a related party owned by the Lax Trust, for up to $15,000 to be used to fund the Company's newbuilding program and working capital relating to the Company's operating vessels. This facility was repayable in cash no later than December 31, 2016, but the Company had the option to extend the facility's repayment up to December 31, 2017. On December 28, 2016 the maturity of the Family Trading facility was extended to January 31, 2017 and on January 27, 2017 the maturity of the Family Trading loan was extended to February 28, 2017 with all terms remaining the same.

On February 21, 2017, the Company amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") in order to, among other things, remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when the Company raises capital through the issuance of certain securities, remove the revolving feature of the facility, and extend the facility for up to three years. Additionally, the interest rate of the facility increased to 10% (from 9%) and the commitment fee decreased to 2.5% (from 5%). Further, under the terms of the Amended Family Trading Credit Facility, if the Company raises capital via the issuance of warrants, debt or equity, it is obliged to repay any amounts due under the Amended Family Trading Credit Facility and any accrued interest and fees up to the time of the issuance in cash or in common shares at Family Trading's option. Family Trading retains the right to delay this mandatory repayment at its absolute discretion. For the first six months after the execution of the facility, no more than $3,500 could be mandatorily prepaid in cash. Subject to certain adjustments pursuant to the terms of the Amended Family Trading Credit Facility, the number of common shares to be issued as repayment of the amounts outstanding under the facility will be calculated by dividing the amount redeemed by 80% of the lowest daily Volume-Weighted Average Price ("VWAP") of the Company's common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date (the "Applicable Price"), provided, however, that at no time shall the Applicable Price be lower than $0.60 per common share (the "Floor Price").

Further, in the case where the Company raises capital (whether publicly or privately) and the Applicable Price is higher than the lowest of (henceforth the "Issuance Price"):

a.	the price per share issued upon an equity offering of the Company;
b.	the exercise price of warrants or options for common shares;
c.	the conversion price of any convertible security into common shares; or
d.	the implied exchange price of the common shares pursuant to an asset to equity or liability to equity swap,

then the Applicable Price will be reduced to the Issuance Price. Finally, in case the Applicable Price is higher than the exercise price of the Company's warrants, the Applicable Price will be reduced to the exercise price of such outstanding warrants.

As of December 31, 2016 and 2017, the outstanding amount under the Amended Family Trading Credit Facility is $4,085 and $0, respectively. The Company during 2017 has drawn $3,148 and repaid $7,233 and has an undrawn balance of $11,852 under the Amended Family Trading Credit Facility.

The Company during the year ended December 31, 2017 issued 4 common shares as payment for $1,198 of accrued fees and interest under the Amended Family Trading Credit Facility, that resulted in additional non-cash debt conversion expenses amounting to $842, included in Interest and finance costs in the accompanying Statement of comprehensive loss.

Related party interest expense for the year ended December 31, 2015, 2016 and 2017 incurred in connection with this credit facility, amounted to $4, $302 and $111 respectively and is included in interest and finance costs in the accompanying consolidated statements of comprehensive loss. Related party commitment fees for the year ended December 31, 2015, 2016 and 2017 incurred in connection with this credit facility, amounted to $16, $207 and $366 respectively and are included in interest and finance costs in the accompanying consolidated statements of comprehensive loss. Deferred financing costs of $341 are included in the line item "Deferred financing costs" in accompanying consolidated balance sheets for December 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Scheduled Principal Repayments: The Company's annual principal payments required to be made after December 31, 2017 on its loan obligations, are as follows (assuming that the Company will not draw any additional funds under the Family Trading or the AT Bank Predelivery Facilities):

Years
December 31, 2018	19,099
December 31, 2019	10,118
December 31, 2020	9,050
December 31, 2021	19,965
December 31, 2022	26,326
December 31, 2023 and thereafter	43,624
Total	128,182

As of December 31, 2017, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

Financing Costs: The net additions in deferred financing costs amounted to $812 and $2,667 during the years ended December 31, 2016 and 2017 respectively. For 2016, the respective amount relates to $533 of arrangement fees, $131 of financing fees paid to CSM as per the provisions of the Letter Agreement between the latter and the Company (see Note 5) and $111 of legal fees and $37 of commitment fees, all relating to the ABN Amro and NORD/LB facilities. For 2017, the respective amount relates to $646 of arrangement fees, commitment fees and legal fees relating to the AT Bank facilities, $625 of fees relating to the extension of the Family Trading Facility, $490 of arrangement fees relating to the Notes, $470 of arrangement fees, commitment fees and legal fees relating to the Alpha Bank Facility, $297 of arrangement fees, commitment fees and legal fees relating to the Series C shares and $139 of financing fees paid to CSM as per the provisions of the Letter Agreement between the latter and the Company.

10.	Commitments and Contingencies:

Legal proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JMA)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) the Company and two of its executive officers. The complaint is brought on behalf of an alleged class of those who purchased common stock of the Company between January 17, 2017 and August 22, 2017, and alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016(LDW)(AYS)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder.  Other similar complaints may be filed in the future. The Company will respond to these complaints (or an amended and/or consolidated complaint) by the appropriate deadline to be set in the future. The Company and its management believe that the allegations in the complaints are without merit and plan to vigorously defend themselves against the allegations.

Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Capital Expenditures under the Company's Newbuilding program:

From March 30, 2017 to November 14, 2017 the Company entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of 50% interest in two newbuilding vessels (M/T Eco Holmby Hills and M/T Eco Palm Springs) and 100% interest in another two newbuilding vessels (M/T Eco Palm Desert and M/T Eco California). As a result of these transactions, the Company has remaining contractual commitments for the acquisition of its fleet totaling $79,964, including $9,970, $12,213, $23,981 and $33,800 pursuant to newbuilding agreements for M/T Eco Holmby Hills, M/T Eco Palm Springs, M/T Eco Palm Desert and M/T Eco California respectively. Of these contractual commitments, $59,684 is payable in 2018 and $20,280 in 2019.

On January 31, 2018 the Company entered into a series of newbuilding vessel acquisitions (note 21) that resulted in the Company adding another $151,485 of contractual commitments, out of which $28,697 is payable in 2018 and $122,788 in 2019.

Environmental Liabilities:

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

11.	Common and Preferred Stock, Additional Paid-In Capital and Dividends:

Reverse stock split: On May 11 2017, June 23 2017, August 3 2017,  October 6 2017 and March 26 2018, the Company effected a 1-for-20, a 1-for-15, a 1-for-30, a 1-for-2 and a 1-for-10 reverse stock split of its common stock respectively. There was no change in the number of authorized common shares of the Company. All number of share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company's Warrants, in these financial statements have been retroactively adjusted to reflect these reverse stock splits.

Series C preferred convertible shares: On February 17, 2017, the Company completed a private placement of 7,500 Series C convertible preferred shares (the "Series C shares") for an aggregate principal amount of $7,500 with Xanthe. The Series C shares were convertible at the lesser of the following two prices: (i) $ 675,000.00 and (ii) 75% of the lowest daily VWAP of the Company's common shares over the twenty-one (21) consecutive trading day period ending on the trading day immediately prior to such date of determination, but in no event could the conversion price be less than $0.25. The Series C shares could not be converted if, after giving effect to the conversion, a holder together with certain related parties would beneficially own in excess of 4.99% of the Company's outstanding common shares. Holders of Series C shares had no voting rights. The Company at its option had the right to redeem the outstanding Series C shares at an amount equal to 120% of the Conversion Amount being redeemed. The Series C shares were subject to redemption in cash at the option of the holders thereof at any time after the occurrence and continuance of a Triggering Event. A Triggering Event included, among other things, certain bankruptcy proceedings, the delisting of the Company's common shares from Nasdaq, failure to timely deliver common shares upon conversion, failure to pay cash upon redemption, or failure to observe or perform certain covenants. Further, at any time after the tenth business day before the first year anniversary of the issuance of the Series C shares, the holders had the right to require the Company to redeem all or any number of Series C shares held at a purchase price equal to 100% of the Conversion Amount of such shares. The holders of Series C shares were entitled to receive quarterly dividends at a rate of 8% per annum payable in common shares, except that any dividend not paid in common shares would be payable in cash. Capitalized terms are defined in the Statement of Designations of the Series C shares. During the year ended December 31, 2017 the Company issued 904,646 common shares upon the conversion of 7,500 Series C shares and the payment of $600 in dividends. Also in consideration for entering into the agreement, the Company has issued $113 of its common stock to Xanthe as a commitment fee. As of December 31, 2017 all Series C shares have been converted to common stock.

Series D preferred shares: On May 8, 2017, the Company issued 100,000 shares of Series D preferred shares (the "Series D shares") to Tankers Family Inc., a company controlled by Lax Trust for $1 pursuant to a stock purchase agreement. The Series D shares are not convertible into common shares and each Series D share has the voting power of 1,000 common shares. The Series D shares have no dividend or distribution rights and shall expire and all outstanding Series D shares shall be redeemed by the Company for par value on the date the currently outstanding loans with ABN Amro and NORD/LB, or loans with any other financial institution, which contain covenants that require that any member of the family of Mr. Evangelos J. Pistiolis maintain a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of the Company's issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D shares shall not be otherwise redeemable and upon any liquidation, dissolution or winding up of the Company, the Series D shares shall have a liquidation preference of $0.01 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Common stock purchase agreement: On February 2, 2017, the Company, entered into an agreement with Kalani, under which the Company could sell up to $40,341 of its common stock to Kalani over a period of 24 months, subject to certain limitations (the "Common stock purchase agreement"). Proceeds from sales of common stock were used for general corporate purposes. Kalani had no right to require any sales and was obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. In consideration for entering into the agreement, the Company has issued $606 of its common stock to Kalani as a commitment fee. No warrants, derivatives, or other share classes are associated with this agreement. As of December 31, 2017, the Company had received proceeds (net of 1% commitment fees), amounting to $39,937 and issued 632,775 common shares, out of which 6 shares refer to commitment fees. During the year ended December 31, 2017, the Common stock purchase agreement was amended four times in order to increase the amount of the offering and the commitment fee and on October 12, 2017 the Common stock purchase agreement was completed.

First Crede Purchase Agreement: On November 7, 2017, the Company, entered into an agreement with Crede, pursuant to which the Company could sell up to $25,000 of shares of its common stock, to Crede over a period of 24 months, subject to certain limitations (the "First Crede Purchase Agreement"). In consideration for entering into the First Crede Purchase Agreement, the Company agreed to issue up to $500 of shares of its common stock, to Crede as a commitment fee. Crede had no right to require any sales and was obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. Proceeds from sales of common stock were used for general corporate purposes. No warrants, derivatives, or other share classes are associated with this agreement. As of December 31, 2017, the Company had received proceeds, amounting to $25,000 and issued 5,382,972 common shares, out of which 150,000 shares refer to commitment fees. On December 14, 2017 the First Crede Purchase Agreement was completed.

Second Crede Purchase Agreement: On December 11, 2017, the Company, entered into a second agreement with Crede, pursuant to which the Company can sell another $25,000 of shares of its common stock, to Crede over a period of 24 months, subject to certain limitations (the "Second Crede Purchase Agreement"). In consideration for entering into the Second Crede Purchase Agreement, the Company agreed to issue up to $500 of shares of its common stock, to Crede as a commitment fee. Crede has no right to require any sales and is obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. Proceeds from sales of common stock are to be used for general corporate purposes. No warrants, derivatives, or other share classes are associated with this agreement. As of December 31, 2017, the Company had received proceeds, amounting to $4,072 and issued 1,765,915 common shares, out of which 115,915 shares refer to commitment fees.

Warrants: During the year ended December 31, 2017 the Company issued 219,251 common shares upon the exercise of 697,017 Warrants. As of December 31, 2017 the Company had 1,976,389 Warrants outstanding relating to the follow-on offering of June 6, 2014 (the "Warrants"), which entitle their holders to purchase 2,134,501 of the Company's common shares at an exercise price of $2.30, as it may be further adjusted. Furthermore the issuance of the Series C shares constituted an issuance of Variable Price Securities (as defined in the Warrant Agreement) and that, pursuant to Section 2(d) of the Warrant Agreement, each holder shall have the right, but not the obligation, to, in any exercise of Warrants, designate the Variable Price (as defined in the Warrant Agreement) at which the Series C shares are convertible, namely the lesser of: (i) $675,000 and (ii) 75% of the lowest daily VWAP of the Company's common shares over the twenty-one (21) consecutive trading day period ending on the trading day immediately prior to such date of determination, but in no event will the conversion price be less than $0.25.

The Warrants have a number of round down protection measures embedded in the warrant agreement. These measures provide for a downward adjustment of the exercise price of each warrant in the following cases:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The above list is not exhaustive and for a more comprehensive and complete list of round down protection measures one should read the warrant agreement.

Issuance of Warrants as part of the underwriting agreement: On June 6, 2014, the Company entered into an underwriting agreement in connection with the Company's follow-on offering with AEGIS, an unaffiliated party. Pursuant to this agreement, the Company granted to AEGIS 300,000 Warrants. Each warrant grants AEGIS the option to purchase one common share of the Company, at an exercise price of $4,500,000 (per share), which is exercisable at any time (American style option) from June 6, 2015 onwards and expires five years from the grant date.

Dividends: No dividends were paid to common stock holders in the years ended December 31, 2015, 2016 and 2017. An amount of $600 in common shares was paid to holders of Series C shares during year ended December 31, 2017.

12.	Stock Incentive Plan:

On April 15, 2015, the Company's Board of Directors adopted the 2015 Stock Incentive Plan, or the 2015 Plan, under which the Company's directors, officers, key employees, consultants and service providers to the Company may be granted non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other-equity based-related awards. One common share was reserved for issuance under the 2015 Plan, which is administered by the Compensation Committee of the Board of Directors.

On April 15, 2015, the Company granted and issued one restricted share to a nominee of Central Mare (Tankers Family Inc), a related party owned by the Lax Trust, under the 2015 Plan. The share will vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $1,962,000.

On February 25, 2016, the Company granted and issued 0.3 restricted common shares to Sovereign Holdings Inc, a company owned by the Lax Trust. The fair value of the Company's share price at the time of the grant was $504,000. The Company recognized an expense of $192 pursuant to this grant. This expense has been included in General and administrative expenses in the consolidated statements of comprehensive loss for the year ended December 31, 2016.

A summary of the status of the Company's non-vested shares relating to the 2015 Plan as of December 31, 2017 and movement during the years ended December 31, 2016 and 2017, is presented below:

	Non-vested Shares	Fair value
As of December 31, 2015	0.8	576,000
Vested shares on June 30, 2016	0.125	304,200
As of December 31, 2016	0.675	405,000
Vested shares on June 30, 2017	0.125	252
As of December 31, 2017	0.55	2.50

For the years ended December 31, 2015, 2016, and 2017 the equity compensation expense that has been charged in the consolidated statements of comprehensive loss was $131, $47 and $(25) for the Non-Employee awards, respectively. This expense has been included in Management fees-related parties in the consolidated statements of comprehensive loss for each respective year. As of December 31, 2017 the total compensation benefit related to non vested awards is $153 (assuming that all future share vestings under the 2015 plan would be effected at the Company's closing stock price on December 31, 2017, i.e. at $2.50 per share, here used as an estimate of the Company's future stock price on the respective future vesting dates) and is expected to be recognized over a weighted average period of 4.5 years. The Company uses the straight-line method to recognize the cost of the awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

13.	Loss Per Common Share:

All shares issued (including non-vested shares issued under the Company's stock incentive plans) are included in the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income or loss attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by relevant guidance.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes:

•	any incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding,
•	the potential dilution that could occur if warrants to issue common stock (see Note 11) were exercised, to the extent that they are dilutive, using the treasury stock method,
•
the potential dilution that could occur if Series B convertible preferred shares were converted, using the if-converted method weighted for the period the Series B convertible preferred shares were outstanding,

•	the potential dilution that could occur if Series C shares were converted (see Note 11), using the if-converted method weighted for the period the Series C shares were outstanding,
•	the potential dilution that could occur if the outstanding balance of principal, interest and fees of the Family Trading facility were converted (see Note 9), using the if-converted method,
•	the potential dilution that could occur if the Company completes all sales pursuant to its Common stock purchase agreement, using the if-converted method, and
•	any shares granted and vested but not issued up to the reporting date.

The components of the calculation of basic and diluted earnings per share for the years ended December 2015, 2016 and 2017 are as follows:

	Year Ended December 31,
	2015	2016	2017
Income:
Net loss attributable to common shareholders	(8,507)	(351)	(13,404)

Earnings per share:
Weighted average common shares outstanding, basic and diluted	11	22	1,063,381
Loss per share, basic and diluted	(773,364)	(15,955)	(12.57)

For the years ended December 31, 2015, 2016 and 2017 no dilutive shares were included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.

14.	Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of comprehensive loss are as follows:

Voyage Expenses	Year Ended December 31,
	2015	2016	2017
Port charges / other voyage expenses	27	-	10
Bunkers	27	20	15
Commissions	316	716	974
Total	370	736	999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Vessel Operating Expenses	Year Ended December 31,
	2015	2016	2017
Crew wages and related costs	3,090	6,885	9,228
Insurance	268	542	777
Repairs and maintenance	297	520	973
Spares and consumable stores	1,109	1,923	2,374
Registration and tonnage taxes (Note 16)	25	43	92
Total	4,789	9,913	13,444

15.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive loss are analyzed as follows (expressed in thousands of U.S. Dollars):

Interest and Finance Costs	Year Ended December 31,
	2015	2016	2017
Gross interest on debt (including $4, $302 and $138, respectively, to related party) (Note 9)	503	3,208	5,724
Delos termination fee interest (Note 5)	101	3	-
Bank charges and loan commitment fees (including $16, $207 and $366, respectively, to related party)	26	262	440
Amortization and write-off of financing fees	538	291	1,640
Amortization of Debt Discount (Note 9)	-	-	7,500
Non-cash debt conversion expenses	-	-	842
Total	1,168	3,764	16,146
Less interest capitalized	(449)	(671)	(353)
Total	719	3,093	15,793

16.	Income Taxes:

Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive loss.

The Company and its subsidiaries were not subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related as they qualified for the exemption of Section 883 of the Internal Revenue Code of 1986, as amended.

17.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of short and long term loans, related party loans, accounts payable due to suppliers, amounts due from/to related parties, accrued liabilities, interest rate swaps, convertible preferred shares and warrants granted to third parties.

a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates relating to debt outstanding under its bank loan facilities on which it pays interest based on LIBOR plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company has entered into three interest rate swap agreements with ABN Amro Bank, another interest rate swap agreement with NORD/LB Bank and might enter into more interest rate swap agreements in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
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

c)	Fair value:

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

Interest rate swap agreements
The Company has entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in LIBOR rates. The Company has entered into the following agreements with ABN Amro Bank and Nord/LB Bank relating to interest rate swaps, the details of which were as follows:
Agreement Date	Counterparty	Effective (start) date:	Termination Date:	Notional amount on effective date	Interest rate payable
June 3, 2016	ABN Amro Bank	April 13, 2018	Ju1y 13, 2021	$16,575	1.4425%
December 19, 2016	ABN Amro Bank	December 21, 2016	January 13, 2022	$20,700	2.0800%
December 19, 2016	ABN Amro Bank	December 21, 2016	August 10, 2022	$19,450	2.1250%
March 29, 2017	NORD/LB Bank	May 17, 2017	May 17, 2023	$21,139	2.1900%

The fair value of the swaps was considered by the Company to be classified as Level 2 in the fair value hierarchy since their value was being derived by observable market based inputs. The Company pays a fixed rate and receives a floating rate for these interest rate swaps. The fair values of these derivatives determined through Level 2 of the fair value hierarchy were derived principally from, or corroborated by, observable market data. Inputs included quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allowed values to be determined.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Warrant liability
The Company's derivatives outstanding as of December 31, 2016 and 2017, are recorded at their fair values. As of December 31, 2017 the Company's derivatives consisted of 2,134,501  warrant shares outstanding, issued in connection with the Company's follow-on offering that closed on June 11, 2014 (see Note 11), as depicted in the following table:
Warrants Outstanding December 31, 2016	Warrant Shares Outstanding December 31, 2016	Term	Warrant Exercise Price*	Fair Value – Liability December 31, 2016
2,673,406	347,543	5 years	$19.70	3,222
* Applying the Variable Exercise Price
Warrants Outstanding December 31, 2017	Warrant Shares Outstanding December 31, 2017	Term	Warrant Exercise Price	Fair Value – Liability December 31, 2017
1,976,389	2,134,501	5 years	$2.30	3,332

Fair value of financial liabilities
The following table presents the fair value of those financial assets and liabilities measured at fair value on a recurring basis and their locations on the accompanying consolidated balance sheets, analyzed by fair value measurement hierarchy level:
		Fair Value Measurement at Reporting Date
As of December 31, 2016	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Non-current asset	300	-	300	-
Non-current liability	3,563	-	341	3,222
As of December 31, 2017
Non-current asset	394	-	394	-
Non-current liability	3,335	-	3	3,332

The following table sets forth a summary of changes in fair value of the Company's level 3 fair value measurements for the years ended December 31, 2016 and 2017:
Closing balance – December 31, 2015	3,216
Change in fair value of Warrants, included in the consolidated statements of comprehensive loss	641
Adjustment for cashless exercise of Warrants, included in Additional paid-in capital line item of consolidated balance sheets	(635)
Closing balance – December 31, 2016	3,222
Change in fair value of Warrants, included in the consolidated statements of comprehensive loss	256
Adjustment for cashless exercise of Warrants, included in Additional paid-in capital line item of consolidated balance sheets	(146)
Closing balance – December 31, 2017	3,332

Derivative Financial Instruments not designated as hedging instruments:
The Company's interest rate swaps did not qualify for hedge accounting. The Company estimates the fair value of its derivative financial instruments at the end of every period and reflects the resulting unrealized gain or loss during the period in Loss on derivative financial instruments in the statement of comprehensive loss as well as presenting the fair value at the end of each period in the balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The major unobservable input in connection with the valuation of the Company's Warrants is the volatility used in the valuation model, which is approximated by using 2-year weekly historical observations of the Company's share price. The annualized 2-year weekly historical volatility that has been applied in the warrant valuation as of December 31, 2017 was 233%. A 5% increase in the volatility applied would lead to an increase of 4.0% in the fair value of the Warrants. The fair value of the Company's Warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs.
Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2016	Fair Value at December 31, 2017	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Value December 31, 2016	Value December 31, 2017
Warrants	3,222	3,332	Non-Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	104.70%	233%

Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive loss are presented below:

	Amount of gain/(loss) recognized in Statement of comprehensive loss located in Loss on derivate financial instruments
	2015	2016	2017
Interest rate swaps- change in fair value	-	(41)	431
Interest rate swaps– realized gain/(loss)	225	(16)	(476)
Warrants- change in fair value	(617)	(641)	(256)
Total	(392)	(698)	(301)

18.	Other operating (loss)/ income

During the year ended December 31, 2017 the Company wrote-off $914 of accrued liabilities of vessels sold in 2009, mainly relating to unearned revenue.

During the year ended December 31, 2016 the Company wrote-off $3,137 of accrued liabilities of vessels sold from 2006 to 2008, mainly relating to $2,043 of unearned revenue and $1,094 of related brokerage commissions, as the time frame for the Company's counterparties to claim these amounts had expired.

19.	Mezzanine Equity

Issuance of convertible preferred stock: On November 22, 2016, the Company, entered into a securities purchase agreement with YA II CD, LTD., or Yorkville for the sale of 2,106 newly designated Series B convertible preferred stock. Yorkville purchased 1,579 Series B convertible preferred stock on November 22, 2016 and 527 Series B convertible preferred stock on November 28, 2016. The preferred stock was issued to Yorkville through a registered direct offering. The total net proceeds from the offering, after deducting offering fees and expenses, were $1,741. The holders of Series B convertible preferred shares were entitled to such number of votes as would have been equal to the number of the Company's common shares then issuable upon a conversion of each Series B convertible preferred share (subject to an ownership limitation of 4.99%) on all matters submitted to a vote of the stockholders of the Company. The Series B convertible preferred stock were convertible into a number of the Company's common shares equal to the quotient of $1 divided by the lesser of the following two prices: (i) $504,000 (per share) and (ii) 85% of the lowest daily VWAP of the Company's common shares over the 10 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, but in no event will this conversion price be less than $1.00 (per share). The holders of Series B convertible preferred stock are not entitled to dividends or a redemption in cash except in the case of an event of default (a "Triggering Event"). A Triggering Event includes, among other things, certain bankruptcy proceedings, the delisting of the Company's common shares from Nasdaq, failure to timely deliver common shares upon conversion, failure to pay cash upon redemption, or failure to observe or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

perform certain covenants. All the issued Series B convertible preferred stock were converted in 2017. The Company retained the right at all times to redeem a portion or all of the outstanding Series B Convertible Preferred Shares. The Company would have paid an amount equal to $1 per each Series B Convertible Preferred Share, or the Liquidation Amount, plus a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed. Pursuant to the issuance of the convertible preferred stock, the Company recognized the beneficial conversion feature by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital, resulting in a discount of $1,403 on the Series B convertible preferred stock. The Company has accreted the whole discount in the year ended December 31, 2016. As the Company was in an accumulated deficit position, the offsetting amount was amortized as a deemed dividend charged against additional paid-in-capital for common shares, as there were no retained earnings from which to declare a dividend.

The following table summarizes the activity in mezzanine equity since issuance of the preferred shares:

Series B convertible preferred stock	Total
BALANCE, December 31, 2015	-
Net Proceeds from Issuance of Series B convertible preferred stock	1,741
Deemed dividend for beneficial conversion feature	1,403
Beneficial conversion feature	(1,403)
Balance December 31, 2016	1,741
Conversions of Series B convertible preferred stock	(1,741)
Balance December 31, 2017	-

During the year ended December 31, 2017 the Company issued 18,026 common shares upon the conversion of 2,106 Series B convertible preferred shares. As of December 31, 2017 all Series B convertible shares have been converted to common stock.

20.	Investments in unconsolidated joint ventures

On March 30, 2017, the Company, acquired a 49% ownership interest in City of Athens from Fly Free Company, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $4,200. City of Athens is a party to a newbuilding contract for the construction of M/T Eco Holmby Hills, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai in March 2018. Furthermore on March 30, 2017, acquired a 49% ownership interest in Eco Nine from Maxima International Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $3,500. Eco Nine is a party to a newbuilding contract for the construction of M/T Eco Palm Springs, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai in May 2018. On June 14, 2017 the Company acquired an additional 1% interest in City of Athens and in Eco Nine for an aggregate consideration of $157, increasing the Company's interest in both companies to 50%. Fees and costs related to the investments amounting to $353 were accounted for as part of the investment.

On June 30, 2017 the Lax Trust sold its 50% remaining interest in City of Athens and in Eco Nine to Gunvor S.A. ("Gunvor"), a non-affiliated company and on July 7, 2017 the Company entered into a joint venture agreement with Gunvor. Furthermore, upon the delivery of both vessels from Hyundai, each of the two vessels will enter into time charter employments with Clearlake Shipping Pte Ltd, a subsidiary of Gunvor, for three years firm plus two additional optional years. The Company's exposure is limited to its share of the net assets of City of Athens and Eco Nine proportionate to its 50% equity interest in these companies. Generally, the Company will share the profits and losses, cash flows and other matters relating to its investments in City of Athens and in Eco Nine in accordance with its ownership percentage. The vessels will be managed by CSM, pursuant to management agreements. The Company accounts for investments in joint ventures using the equity method since it has joint control over the investment. The Company is obligated to contribute funds for yard installments in relation to the construction of the newbuilding vessels of the companies, as needed and proportionate to its 50% equity interest in these companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

During the year ended December 31 2017 the Company advanced $5,233 to City of Athens and $3,738 to Eco Nine respectively to cover upcoming newbuilding installments and $324 to City of Athens and $135 to Eco Nine respectively to cover predelivery expenses. Furthermore on September 25, 2017 City of Athens and Eco Nine signed an indicative term sheet with ABN Amro Bank for a senior facility of $38,280 for the financing of the delivery installments of M/T Eco Holmby Hills and M/T Eco Palm Springs.

A condensed summary of the financial information for equity accounted investments 50% owned by the Company shown on a 100% basis are as follows:

	December 31, 2017
	City of Athens	Eco Nine
Current assets	218	4
Non-current assets	12,664	7,840
Current liabilities	68	-
Long-term liabilities	-	-
Net operating revenues	-	-
Net loss	(20)	(35)

21.	Subsequent Events

On January 2, 2018, the Compensation Committee recommended to the Board of Directors (the "Board") of the Company and the Board approved an award of $2,250, in cash as incentive compensation to Mr. Evangelos J. Pistiolis, or his nominee, to be distributed at his own discretion amongst executives pursuant to an employment agreement between the Company and Central Mare Inc. dated September 1, 2010.

On January 2, 2018, the Compensation Committee recommended to the Board and the Board approved an award of $1,250, in cash as incentive compensation to CSM, pursuant to the management agreement between the Company and CSM dated March 10, 2014.

On January 5, 2018, the Company entered into an Amendment to the Note Purchase Agreement with Crede, pursuant to which the Company issued an unsecured promissory note in the original principal amount of $5,369 with a single revolving option for additional $4,631. On February 9, 2018 the Note Purchase Agreement was further amended to increase the last revolving option to $6,400 and on the same date the Company exercised said option in full.

On January 31, 2018 the Company acquired:

a.
100% of the issued and outstanding shares of PCH Dreaming Inc., a Marshall Islands company that has entered into a new building contract for a high specification 50,000 dwt Medium Range ("MR") product/chemical tanker under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea and scheduled for delivery during March 2019.  The Company has acquired the shares from Ships International Inc., an entity affiliated with the Company's Chief Executive Officer, for an aggregate purchase price of $3,950. Following its delivery, the vessel will enter into a time charter with an entity affiliated with the seller for a firm duration of one year at a gross daily rate of $16,000, with a charterer's option to extend for two additional years at $17,000 and $18,000, respectively. The acquisition of PCH Dreaming Inc. created contractual commitments to the Company amounting to $35,800, as no amounts had been previously paid to the shipyard by the seller.

b.
100% of the issued and outstanding shares of South California Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during April 2019. The Company has acquired the shares from the seller for an aggregate purchase price of $8,950. Following its delivery, the vessel will enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer's option to extend for two additional years at $26,000 and $27,000, respectively. The acquisition of South California Inc. created contractual commitments to the Company amounting to $57,843, as no amounts had been previously paid to the shipyard by the seller.

c.
100% of the issued outstanding shares of Malibu Warrior Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during May 2019. The Company has acquired the shares from the seller for an aggregate purchase price of $8,950. Following its delivery, the vessel will enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer's option to extend for two additional years at $26,000 and $27,000, respectively. The acquisition of Malibu Warrior Inc. created contractual commitments to the Company amounting to $57,842, as no amounts had been previously paid to the shipyard by the seller.

d.
10% of the issued and outstanding shares of Eco Seven Inc., a Marshall Islands company that owns M/T Stena Elegance, a high specification 50,000 dwt MR product/chemical tanker delivered in February 2017 at Hyundai Vinashin. The Company has acquired the shares from an entity affiliated with the Company's Chief Executive Officer for an aggregate purchase price of $1,600. As a result of the transaction the Company will own 100% of the issued and outstanding shares of Eco Seven Inc.

Each of the acquisitions was approved by a special committee of the Company's board of directors, (the "Transaction Committee"), of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained an opinion on the fairness of the consideration of this transaction from two independent financial advisors.

On March 12, 2018 our 50% owned subsidiaries City of Athens and in Eco Nine entered into a loan agreement with ABN Amro Bank for a senior debt facility of up to $35,896 to fund, the delivery of M/T Eco Holmby Hills and M/T Eco Palm Springs ($17,948 for each vessel). The loan will be payable in 20 consecutive quarterly installments of $299 per vessel, commencing three months from draw down, and a balloon payment of $11,968 per vessel payable together with the last installment. The credit facility will bear interest at LIBOR plus a margin of 2.90%.

On March 15, 2018, our 50% owned subsidiary City of Athens took delivery of M/T Eco Holmby Hills, a 50,000 dwt newbuilding product/chemical tanker constructed at the Hyundai Mipo Vinashin shipyard. On March 20, 2018 the vessel commenced its' time charter agreement with Clearlake Shipping Pte Ltd.