Form 20-F
period 2018-12-31
TOP SHIPS INC.
filed 2019-03-28
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018, 23,017,467 shares of common stock, par value $0.01 per share, were outstanding.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes	No	X

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
•
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

PART I
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
Unless the context otherwise requires, as used in this annual report, the terms "Company," "we," "us," and "our" refer to TOP Ships Inc. and all of its subsidiaries, and "TOP Ships Inc." refers only to TOP Ships Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Throughout this annual report, the conversion from Euros, or €, to U.S. dollars, or $, is based on the U.S. dollar/Euro exchange rate of 1.143 as of December 31, 2018, unless otherwise specified.
A. Selected Financial Data
The following table sets forth our selected historical consolidated financial information and other operating data as of and for the periods indicated. Our selected historical consolidated financial information as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. The selected historical consolidated financial information as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 is derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.
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

U.S. Dollars in thousands, except per share data
STATEMENT OF COMPREHENSIVE (LOSS)/INCOME	2014	2015	2016	2017	2018
Time charter revenues	3,602	13,075	28,433	39,363	39,442
Time charter revenues from related parties	-	-	-	-	1,606
Total time charter revenue	3,602	13,075	28,433	39,363	41,048

Voyage expenses	113	370	736	999	1,020
Bareboat charter hire expense	-	5,274	6,299	6,282	6,282
Amortization of prepaid bareboat charter hire	-	1,431	1,577	1,657	1,657
Vessel operating expenses	1,143	4,789	9,913	13,444	14,826
Management fees-related parties	703	1,621	1,824	4,730	7,765
General and administrative expenses	2,335	2,983	2,906	5,805	6,997
Other operating (income)/loss	(861)	274	(3,137)	(914)	-
Vessel depreciation	757	668	3,467	5,744	6,390
Impairment on vessels	-	3,081	-	-	-

Operating (loss)/income	(588)	(7,416)	4,848	1,616	(3,889)

Interest and finance costs	(450)	(719)	(3,093)	(15,793)	(9,662)
(Loss)/gain on derivative financial instruments	3,866	(392)	(698)	(301)	1,821
Interest income	74	-	-	13	130
Other (expense)/income, net	(6)	20	(5)	1,120	180

Net (loss)/income and comprehensive (loss)/income	2,896	(8,507)	1,052	(13,345)	(11,420)
Deemed dividend for beneficial conversion feature of Series B convertible preferred stock	-	-	(1, 403)	-	-
Equity (losses)/gains on investments	-	-	-	(27)	291
Net (loss)/income attributable to common shareholders	2,896	(8,507)	(351)	(13,372)	(11,129)
Attributable to:
Common stock holders	2,896	(8,507)	(351)	(13,404)	(11,134)
Non-controlling interests	-	-	-	32	5

Earnings/(Loss) per share, basic	$413,714	$(773,364)	$(15,955)	$(12.57)	$(0.61)
Earnings/(Loss) per share, diluted	$362,000	$(773,364)	$(15,955)	$(12.57)	$(0.61)
Weighted average common shares outstanding, basic	7	11	22	1,063,381	18,181,456
Weighted average common shares outstanding, diluted	8	11	22	1,063,381	18,181,456

U.S. dollars in thousands, unless otherwise stated	2014	2015	2016	2017	2018
BALANCE SHEET DATA
Current assets	1,227	5,269	4,541	29,055	5,288
Total assets	75,575	74,006	143,317	220,448	258,488
Current liabilities, including current portion of long-term debt	9,334	17,577	20,033	25,581	36,819
Non-current liabilities	23,712	22,276	76,022	87,593	117,388
Total debt	19,419	24,226	84,539	103,949	140,655
Stockholders' equity	42,529	34,153	45,521	107,274	104,281
Preferred stock	-	-	-	1	1
Common stock	-	-	-	89	230

OTHER FINANCIAL DATA
	2014	2015	2016	2017	2018
FLEET DATA
Total number of vessels at end of period (including leased vessels)	1.0	3.0	6.0	7.0	8.0
Average number of vessels(1)	0.5	2.2	5.0	6.8	7.3
Total calendar days for fleet(2)	195	810	1,812	2,496	2,670
Total available days for fleet(3)	195	805	1,812	2,495	2,668
Total operating days for fleet(4)	195	796	1,799	2,491	2,663
Total time charter days for fleet	195	796	1,799	2,491	2,663
Fleet utilization(5)	100.00%	98.91%	99.28%	99.81%	99.81%

	2014	2015	2016	2017	2018
AVERAGE DAILY RESULTS
Time charter equivalent(6)	$17,892	$15,961	$15,396	$15,403	$15,031
Vessel operating expenses(7)	$5,862	$5,914	$5,470	$5,386	$5,552
General and administrative expenses(8)	$11,974	$3,684	$1,604	$2,323	$2,620

U.S. dollars in thousands	2014	2015	2016	2017	2018
Adjusted EBITDA(9)	$163	$3,058	$16,186	$16,405	$10,910

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

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-U.S. GAAP measures, provide additional supplemental information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure. We use TCE rates and TCE revenues to compare period-to-period changes in our performance and it assists investors and our management in evaluating our financial performance. The following table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2014	2015	2016	2017	2018
On a consolidated basis
Revenues*	$3,602	$13,075	$28,433	$39,363	$41,048
Less:
Voyage expenses	(113))	(370)	(736)	(999)	(1,020)
Time charter equivalent revenues	$3,489	$12,705	$27,697	$38,364	$40,028
Total operating days	195	796	1,799	2,491	2,663

Average Daily Time Charter Equivalent (TCE)	$17,892	$15,961	$15,396	$15,403	$15,031
*Represents the aggregate of Time charter revenues from third parties and Time charter revenues from Related Parties

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
(9)
Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization (Adjusted EBITDA), is not a measure prepared in accordance with U.S. GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), vessel impairments, gains on sale of vessels, gains on disposal of subsidiaries and gains/losses on derivative financial instruments. Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments,  depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), vessel impairments and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. This non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined in accordance with U.S. GAAP.

U.S. dollars in thousands	2014	2015	2016	2017	2018
Net income/(loss) and comprehensive income/(loss)	2,896	(8,507)	1,052	(13,372)	(11,129)

Add: Bareboat charter hire expenses	-	5,274	6,299	6,282	6,282
Add: Amortization of prepaid bareboat charter hire	-	1,431	1,577	1,657	1,657
Add: Vessel depreciation	757	668	3,467	5,744	6,389
Add: Impairment on vessel	-	3,081	-	-	-
Add: Interest and finance costs	450	719	3,093	15,793	9,662
Add: Loss/(gain) on derivative financial instruments	(3,866)	392	698	301	(1,821)
Less: Interest income	(74)	-	-	-	(130)

Adjusted EBITDA	163	3,058	16,186	16,405	10,910

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
The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. Please see "—The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future." Currently, all of our vessels are employed on time charters. However, changes in spot rates and time charter rates can affect the revenues we will receive from operations in the event our charterers default or seek to renegotiate the charter hire, and can affect the value of our vessels, even if they are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. A decline in charter hire rates will also likely cause the value of our vessels to decline.
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
The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Market conditions were volatile in 2018 and continued volatility may reduce demand for transportation of oil, petroleum products and chemicals over longer distances and increase the supply of tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.
The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.
The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2018, the BDTI reached a high of 1,266 and a low of 628. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been volatile. In 2018, the BCTI reached a high of 919 and a low of 476. Although the BDTI and BCTI were 700 and 650, respectively, as of March 21, 2019, there can be no assurance that the crude oil and petroleum products charter market will increase, and the market could again decline. This volatility in charter rates depends, among other factors, on (i) the demand for crude oil and petroleum products, (ii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iii) oil refining volumes, (iv) oil prices, and (v) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

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
Further, the economic slowdown in China has and may continue to exacerbate the effect on us of any slowdown in the rest of the world. Specifically, China currently has one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2018 was estimated to be around 6.5%. China and other countries in the Asia Pacific region may continue to experience slow or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.
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
Uncertainty regarding the London Interbank Offered Rate (“LIBOR”) may adversely impact our indebtedness under our credit and loan facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In July 2017, the U.K. Financial Conduct Authority announced that it would phase out LIBOR as a benchmark by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. Proposed alternative reference interest rates so far are based on overnight tenors only, while the most frequently used LIBOR rates are for one, three and six month tenors. Most of our credit and loan facilities are linked to LIBOR. When LIBOR ceases to exist, we may need to amend our credit and loan facilities based on a new standard that is established, if any. The basis of calculation of such standard is not yet agreed upon amongst market participants and as a result the cost of our borrowings may increase. In addition, any resulting differences in interest rate standards among our assets and our financing arrangements may result in interest rate mismatches between our assets and the borrowings used to fund such assets. There is no guarantee that a transition from LIBOR to an alternative reference interest rate will not result in financial market disruptions or significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, financial condition and results of operations.

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

Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards.  Currently all our vessels comply with the updated guideline.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
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
The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in charter rates. As of March 26, 2019, newbuilding orders have been placed for an aggregate of approximately 10.5% of the existing global tanker fleet with the bulk of deliveries expected during 2019.
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
While none of our vessels called on ports located in countries subject to U.S. sanctions during 2018, and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in these countries from time to time on charterers' instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
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
Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or "Brexit," terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.

Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.
Continuing conflicts and recent developments in North Korea, Russia and the Middle East, including Iran, Syria, Egypt and North Africa, including Libya, and the presence of the United States and other armed forces in these regions may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea off the coast of West Africa, and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, results of operations, cash flows, financial condition and available cash.

Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea. Sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessels.  If insurers or the Joint War Committee characterize the regions in which our vessels are deployed as "war risk" zones or "war and strikes" listed areas," respectively, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, least of all for bearing the cost of the applicable deductible(s) or unforeseen charges/costs, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
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
The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

RISKS RELATED TO OUR COMPANY
We may not be able to continue as a going concern.

Our audited consolidated financial statements for the year ended December 31, 2018 have been prepared on the basis that we will continue as a going concern. As at December 31, 2018, we had a working capital deficit of $31.5 million and cash and cash equivalents of $0.06 million. As at December 31, 2018 we had remaining contractual commitments for the acquisition of our fleet totaling $147.6 million. Of this amount, $66.3 million is payable in the first quarter of 2019 and $81.3 million in the second quarter of 2019. Of the amount payable in 2019, an amount of $66.3 million has been settled as of the date of this annual report.
As of December 31, 2018 we have undrawn facilities amounting to $152.2 million. Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources." We are considering options to raise capital to avoid there being substantial doubt about our ability to fund future operations and meet our obligations as they become due for at least a year, and continue as a going concern. If we are unable to refinance or raise capital, we may cease to continue as a going concern and we would be required to restate our assets and liabilities on a liquidation basis, which could differ significantly from the going concern basis.
We are currently subject to litigation and we may be subject to similar or other litigation in the future.
We and certain of our current executive officers are defendants in purported class-action lawsuits pending in the U.S. District Court for the Eastern Districts of New York, brought on behalf of our shareholders. The lawsuits allege violations of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In connection with these lawsuits, certain co-defendants requested that the Company indemnify and hold them harmless against all losses, including reasonable costs of defense, arising from the litigation, pursuant to the provisions of the Common Stock Purchase Agreement between the Company and Kalani.
While we believe these claims to be without merit and intend to continue to defend these lawsuits vigorously, we cannot predict their outcome. Furthermore, we may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, our legal fees and costs incurred in connection with such activities and any legal fees of co-defendants for which we are deemed responsible may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.
With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Furthermore, our insurance does not cover legal fees associated with co-defendants. Substantial litigation costs, including the substantial self-insured retention that we are required to satisfy before any insurance applied to the claim, or an adverse result in any litigation may adversely impact our business, operating results or financial condition.

Our operating, joint venture and chartered-in fleet consists of twelve MR product tankers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.
As of the date of this annual report, our operating fleet consists of two chartered-in 50,000 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,000 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, and six 50,000 dwt product/chemical tankers, the M/T Stenaweco Excellence, M/T Nord Valiant, M/T Stenaweco Elegance, M/T Eco Palm Desert, M/T Eco California and M/T Eco Marina Del Ray. Furthermore we have a 50% interest in two 50,000 dwt product/chemical tanker vessels, the M/T Eco Holmby Hills and  the M/T Palm Springs. If these vessels are unable to generate revenue as a result of off hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.
We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
Currently all of our revenues are currently derived from five charterers, Stena Weco A/S, BP Shipping Limited, Clearlake Shipping Pte Ltd, Central Tanker Chartering Inc and Dampskibsselskabet NORDEN A/S (“DS Norden A/S”). Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The bareboat charters in connection with our sale and leaseback agreements contain restrictive covenants that may limit our liquidity and corporate activities, and could have an adverse effect on our financial condition and results of operations.
The bareboat charters in connection with the sale and leaseback agreements for the M/T Stenaweco Energy, M/T Stenaweco Evolution, M/T Nord Valiant, M/T Eco California and M/T Eco Marina Del Ray contain, and any future sale and leaseback agreements we may enter into are expected to contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements that may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could also limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

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
As of December 31, 2018, we are in compliance with the consolidated leverage ratio and the minimum free liquidity covenants in our sale and leaseback agreements.
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
As of the date of this annual report, we own 100% interests in two corporations that are party to shipbuilding contracts for two newbuilding vessels scheduled to be delivered in the second quarter of 2019. Newbuilding construction projects are subject to risks of delay inherent in any large construction project caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, bankruptcy or other financial crisis of the shipyard, a backlog of orders at the shipyard, or any other events of force majeure. A shipyard's failure to complete the project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results as we will continue to incur other costs to operate our business.
Furthermore, we may need to incur additional borrowings or raise capital through the sale of additional equity or debt securities to complete our newbuilding program or acquire any additional vessels in the future. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to complete our newbuilding program or acquire other newbuilding or secondhand vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our strategic relationships subject us to risks that could adversely affect our business, financial condition and results of operations.
We own 50% of City of Athens Inc., a Marshal Islands corporation that owns the M/T Eco Holmby Hills and another 50% of ECO Nine Inc., a Marshall Islands corporation that owns the M/T Eco Palm Springs, two 50,000 dwt product tankers. Fly Free Company and Maxima International Co. own the other 50% of City of Athens Inc. and ECO Nine Inc., respectively. Fly Free Company and Maxima International Co. are wholly-owned subsidiaries of Gunvor S.A., or Gunvor, a non-affiliated company with which we have entered into a joint venture agreement on July 7, 2017.
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

•	we do not control the operations of City of Athens Inc. and ECO Nine Inc. as we have joint control;
•	due to financial constraints, our strategic partners may be unable to meet their commitments to us;
•	due to differing long-term business goals, our partners may decide not to join us in funding capital investment by our business ventures, which may result in higher levels of cash expenditures by us;
•	we may experience difficulties or delays in collecting amounts due to us from our strategic partners;
•	the terms of our arrangements may turn out to be unfavorable; and
•	changes in tax, legal or regulatory requirements may necessitate changes in the agreements with our strategic partners.
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
The operating and financial restrictions and covenants in our ABN Senior Credit Facility, or the ABN Facility, Norddeutsche Landesbank Girozentrale Bank of Germany Facility, or the NORD/LB Facility, Amsterdam Trade Bank Facility, or the AT Bank Facility, Alpha Bank of Greece Facility, or the Alpha Bank Facility, and any new or amended credit facility we enter into in the future could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.
For example, our ABN Facility, NORD/LB Facility, AT Bank Facility and Alpha Bank Facility require the consent of our lenders to, among other things:
•	incur or guarantee indebtedness outside of our ordinary course of business;
•	provide guarantees other than for financing of new vessels;
•	pay any dividends or distribute any of our capital or redeem any class of our shares;

•	charge, pledge or encumber our vessels;
•	change the flag, class, management or ownership of our vessels;
•	change the commercial and technical management of our vessels; and
•	sell or change the beneficial ownership or control of our vessels.
Furthermore some of our facilities also contain restrictions in the use of proceeds of future issuances of capital and incurrence of unsecured debt. Finally, our credit facilities require us to satisfy certain financial and other covenants. Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources." In general, these financial covenants require us to maintain, among other things, a minimum ratio of total net debt to the aggregate market value of our fleet, minimum free consolidated liquidity per collateralized vessel and to maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense. In addition, our credit facilities require that we maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to our outstanding loans. A breach of any of these, or other, covenants in our credit facilities would prevent us from borrowing additional money under our credit facilities and could constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, may provide our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
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
We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2018, we had a total indebtedness of $152.3 million, excluding deferred finance fees and debt discounts. Our current or future debt could have other significant consequences on our operations. For example, it could:
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
The adoption of a new accounting standard can pose a material impact to our consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02, Leases, ("ASC 842") which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard is effective for us on January 1, 2019, with early adoption permitted.  We will adopt the standard for our first interim reporting period commencing of January 1, 2019 and all of our operating lease commitments relating to bareboat chartered-in vessels recognized as operating lease liabilities and right-of-use assets upon adoption, increasing our total assets and total liabilities that we report relative to such amounts prior to adoption. The Company is in the final process of implementing a new lease accounting policy and updating its controls and procedures for maintaining and accounting for its leases under the new guidance in order to be able to quantify the effect. The Company expects the adoption of the new standard to have a significant impact on its consolidated financial statements. Please see "Item 18. Financial Statements—Note 2—Significant Accounting Policies." We do not expect a significant change in our leasing activity between now and adoption.

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
A limited number of financial institutions, including institutions located in Greece, hold all of our cash. Our cash balances have been deposited from time to time with banks in Monaco, Germany, Holland, United Kingdom, Greece and Switzerland amongst others. Our cash balances are not covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.
Uncertainty related to the Greek sovereign debt crisis may adversely affect our operating results.
Uncertainty related to the Greek sovereign debt crisis may adversely affect our operating results. Greece experienced a macroeconomic downturn in recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. As a result, our operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Central Shipping Monaco SAM, which we refer to as our Fleet Manager or CSM, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, pay to the Greek government new taxes or other fees. We and our Fleet Manager also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and our Fleet Manager's shore side operations located in Greece. The Greek government's taxation authorities have increased their scrutinization of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and our Fleet Manager may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.
Our President, Chief Executive Officer and Director, who may be deemed to beneficially own, directly or indirectly, 100% of our Series D Preferred Shares has control over us.
As of March 12, 2019, Lax Trust, which is an irrevocable trust established for the benefit of certain family members of our President, Chief Executive Officer and Director, Mr. Evangelos Pistiolis, may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding shares of our Series D Preferred Stock. Each Series D Preferred Share carries 1,000 votes. By its ownership of 100% of our Series D Preferred Shares, Lax Trust has control over our actions.

As of March 12, 2019, the Lax Trust may be deemed to own all of the outstanding shares of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Race Navigation Inc., and Tankers Family Inc., which in aggregate and on an as-if converted basis own approximately 65.0% of our outstanding common shares, including 5,187,500 common shares issuable upon the exercise of 1,250,000 of the 2014 Warrants held by Race Navigation and 41,240,000 Common Shares issuable upon the conversion of $24.7 million of outstanding debt held by Family Trading Inc. under the Amended and Restated Family Trading Credit Facility. See also under "Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders." Due to the number of shares that the Lax Trust may be deemed to own, it has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust or the family of Mr. Pistiolis may be different from your interests.

We may be unable to attract and retain key management personnel and other employees in the international tanker shipping industry, which may negatively impact the effectiveness of our management and our results of operations.
Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc., or Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, and we have entered into agreements with Central Mare for the compensation of Mr. Evangelos J. Pistiolis; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis G. Ikonomou our Chief Operating Officer and Konstantinos Patis, our Chief Technical Officer. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.
If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
Central Shipping Monaco SAM, which we refer to as our Fleet Manager, is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels and all other vessels we may acquire. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
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
We believe that we were not a PFIC for our 2014 through 2018 taxable years and do not expect to be treated as a PFIC in subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ''passive income,'' and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
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
Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. Although we have qualified for this statutory exemption in previous taxable years and have taken this position for U.S. federal income tax return reporting purposes in such taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of our common stock, owned in the aggregate 50% or more of the vote and value of such stock, and "qualified shareholders" as defined by the Treasury regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of common stock to preclude the shares in that closely-held block that are not so owned from representing 50% or more of the value of our common stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year. We intend to take the position for U.S. federal income tax reporting purposes that we are not subject to U.S. federal income taxation for the 2018 taxable year because more than 50% of our stock was not owned by non-qualified shareholders that each held 5% or more of our stock.

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
The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq Stock Market LLC, or Nasdaq. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2018, the price of our common shares experienced a high of $3.00 in February and a low of $0.71 in May.
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
On July 27, 2016, we transferred our Nasdaq listing from the Nasdaq Global Select Market to the Nasdaq Capital Market. Our common shares continue to trade on Nasdaq under the symbol "TOPS". The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Select Market. We then fulfilled the listing requirements of the Nasdaq Capital Market and the approval of the transfer cured our deficiency under Nasdaq Listing Rule 5450(b)(1)(C).
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

On October 10, 2017, we received written notification from Nasdaq indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until April 9, 2018. After requesting a grace period from Nasdaq, we regained compliance on April 11, 2018.
On March 11, 2019, we received written notification from Nasdaq, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until September 9, 2019. From the date of receipt of the written notification from Nasdaq until the date of this annual report our stock is trading below $1.00.
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
We issued 14,093,853 common shares during 2018 through various transactions. Shareholders may experience significant dilution as a result of our offerings.
We have already sold large quantities of our common stock pursuant to previous public and private offerings of our equity and equity-linked securities.  We currently have an effective registration statement on Form F-3 (333-215577) for the sale of up $200,000,000, of which approximately $97.7 million has been sold. We also have outstanding 1,976,389 2014 Warrants, which are convertible into our common shares, both as defined below.
Purchasers of the shares of our common stock we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, any exercise of our outstanding warrants issued in June 2014, or our 2014 Warrants, future vessel acquisitions, repayment of outstanding indebtedness (i.e. the Amended and Restated Family Trading Facility), or our equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.
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
The 2014 Warrants contain anti-dilution provisions that could be triggered by the issuance of common shares in a future offering, depending on their offering price. For instance, the issuance by us of common shares for less than $0.70 per common share, which is the current fixed exercise price for the warrant shares of the 2014 Warrants, could result in an adjustment downward of the exercise price of the warrant shares of the 2014 Warrants and an increase in the number of shares each warrant is eligible to purchase above 3.56 per 2014 Warrant. These adjustments could affect the interests of our common shareholders and the trading price for our common shares. Furthermore and following the issuance our Series C Convertible Preferred Shares and the subsequent trigger of an anti-dilution provision of our 2014 Warrants, each warrant holder currently has the option to replace the fixed exercise price with a variable exercise price, namely 75% of the lowest daily VWAP of our common shares over the 21 consecutive trading days expiring on the trading day immediately prior to the date of delivery of an exercise notice (but in no event can this variable exercise price be less than $0.25) and purchase such proportionate number of shares based on the variable price in effect on the date of exercise. If using the variable exercise price of the Series C Convertible Preferred Shares, as of March 22, 2019, each 2014 Warrant has an exercise price of $0.61 and entitles its holder to purchase 4.09 common shares, as may be further adjusted. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the then current exercise price of the warrant shares of the 2014 Warrants would result in similar adjustments.

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
Our executive management team, provided by Central Mare, consists of Evangelos J. Pistiolis; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis G. Ikonomou our Chief Operating Officer and Konstantinos Patis, our Chief Technical Officer. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of any vessels we may acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party affiliated with the family of Mr. Pistiolis. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager's services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed TOP Ships Inc. Our common stock is currently listed on Nasdaq under the symbol "TOPS." The current address of our principal executive office is 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.  The address of the Company's Internet site is https://www.topships.org.
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
On February 17, 2017, we closed a private placement with a non-U.S. institutional investor non-affiliated with us but affiliated with Kalani Investments Limited ("Kalani") for the sale of 7,500 newly issued Series C Convertible Preferred Shares, which were convertible into our common shares, for $7.5 million pursuant to a securities purchase agreement, or the Series C Transaction.  As of November 8, 2017, we have issued 904,646 common shares in connection with the conversions of all our Series C Convertible Preferred Shares.
On February 20, 2017, we, through our wholly-owned subsidiary, Style Maritime Ltd., acquired a 40% ownership interest in Eco Seven Inc., a Marshall Islands corporation, or Eco Seven, from Malibu Shipmanagement Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust for an aggregate purchase price of $6.5 million, pursuant to a share purchase agreement, or the Eco Seven Transaction. Eco Seven owns M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai on February 28, 2017. Eco Seven was also a party to a time charter agreement that commenced upon the vessel's delivery at a rate of $16,500 per day for the first three years, and at the charterer's option, $17,500 for the first optional year and $18,500 for the second optional year. The Eco Seven Transaction was approved by a special committee of our board of directors, or the Transaction Committee, of which the majority of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor.
Throughout 2017, we issued multiple promissory notes to Kalani and Xanthe Holdings Ltd, or Xanthe, a non-affiliated, non-US company, affiliated with Kalani.  On February 6, 2017, we entered into a note purchase agreement and issued a $3.5 million 6% Original Issue Discount Promissory Note to Kalani for cash consideration of $3.3 million, with a mandatory redemption no later than May 15, 2017. On March 22, 2017, we entered into a note purchase agreement and issued a $5.0 million 4% Original Issue Discount Promissory Note to Kalani for cash consideration of $4.8 million, with a mandatory redemption no later than October 7, 2017. On March 28, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Kalani in the principal amount of $10 million for cash consideration of $10 million, with a mandatory redemption no later than August 25, 2017.  On April 5, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Kalani in the principal amount of $7.7 million for cash consideration of $7.7 million, with a mandatory redemption no later than September 4, 2017.  On May 15, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Xanthe in the principal amount of $5.0 million for cash consideration of $5.0 million, with a mandatory redemption no later than August 23, 2017.  On June 26, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Kalani in the principal amount of $3.0 million for cash consideration of $3.0 million, with a mandatory redemption no later than October 24, 2017. On July 12, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Xanthe in the principal amount of $3.1 million for cash consideration of $3.0 million, with a mandatory redemption no later than November 7, 2017. On September 15, 2017, we issued an unsecured promissory note in the amount of $2.0 million with an original issue discount of 1% to Xanthe.  As of December 31, 2018 all of the promissory notes issued to Kalani and Xanthe have been settled.
On March 27, 2017, pursuant to the management agreement between us and CSM, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our board of directors granted to CSM a $1.25 million cash performance fee for its dedication and provision to us of high quality ship management and newbuilding supervision services during 2016.

On March 27, 2017, our board of directors granted to our executive officers an aggregate cash bonus of $1.5 million in consideration of the successful completion of our newbuilding program in 2016.
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
On November 3, 2017 we held our Special Meeting of Shareholders where our shareholders approved and adopted one or more amendments to our Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of our issued common shares at a ratio of not less than one-for-two and not more than one-for-10,000 and in the aggregate at a ratio of not more than one-for-10,000, inclusive, with the exact ratio to be set at a whole number within this range to be determined by our board of directors and authorized our board of directors to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.
On November 7, 2017, we entered into a Common Stock Purchase Agreement, or the First Purchase Agreement, with Crede CG III, Ltd., or Crede CG, pursuant to which we agreed to sell up to $25 million of shares of our common stock, par value $0.01 to Crede CG over a period of 24 months, subject to certain limitations. On December 14, 2017 the First Purchase Agreement was completed.
On November 13, 2017, we entered into a Note Purchase Agreement with Crede Capital Group LLC, or Crede, pursuant to which we issued an unsecured promissory note in the original principal amount of $12.5 million with a single revolving option for additional $5.0 million that we exercised on November 20, 2017. As of the date hereof, the promissory note has been settled.
On November 24, 2017, we acquired all of the outstanding shares of PCH77 Shipping Company Limited, a Marshall Islands company that owns a new building contract for M/T Eco California, a high specification 50,000 dwt Medium Range ("MR") product/chemical tanker under construction at Hyundai in Korea from an entity affiliated with Mr. Evangelos Pistiolis. We paid $3.6 million for the outstanding shares and the vessel is scheduled for delivery during January 2019. The abovementioned transaction was approved by a special committee of our board of directors, or the Transaction Committee, of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor. Upon its delivery, the vessel will be employed under a time charter with an oil major for a firm duration of two years with a charterer's option to extend for one additional year. The rate of the charter consists of a fixed amount per day plus a 50% profit share for earned rates over the fixed amount.
On December 11, 2017, we entered into a Common Stock Purchase Agreement, or the Second Purchase Agreement, with Crede CG pursuant to which we agreed to sell up to $25 million of shares of our common stock, par value $0.01 to Crede CG over a period of 24 months, subject to certain limitations. As of the date of this report up to $6.1 million worth of shares is remaining that we may sell pursuant to the Second Purchase Agreement. On March 22, 2017 we announced that we would not make any sales under the Second Purchase Agreement for a period of 12 months.

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
On January 5, 2018, we entered into an Amendment to the Note Purchase Agreement with Crede, pursuant to which we issued an unsecured promissory note in the original principal amount of $5.369 million with a single revolving option for an additional $4.631 million. On February 9, 2018 the Note Purchase Agreement was further amended to increase the last revolving option to $6.4 million and on the same date we exercised the said option in full.
On January 31, 2018, we acquired:
•
100% of the issued and outstanding shares of PCH Dreaming Inc., a Marshall Islands company that has entered into a new building contract for a high specification 50,000 dwt Medium Range ("MR") product/chemical tanker under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea and scheduled for delivery during March 2019.  We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $3.95 million.

•
100% of the issued and outstanding shares of South California Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during April 2019. We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $8.95 million.

•
100% of the issued outstanding shares of Malibu Warrior Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during May 2019.  We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $8.95 million.

•
10% of the issued and outstanding shares of Eco Seven Inc., a Marshall Islands company that owns M/T Stena Elegance, a high specification 50,000 dwt MR product/chemical tanker delivered in February 2017 at Hyundai Vinashin.  We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $1.6 million.  As a result of the transaction we own 100% of the issued and outstanding shares of Eco Seven Inc.

Each of the acquisitions was approved by a special committee of our board of directors, (the "Transaction Committee"), of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained an opinion on the fairness of the consideration of this transaction from two independent financial advisors.

On February 20, 2018 we appointed AST as our new transfer agent and registrar and warrant agent for the 2014 Warrants. All of our directly held common shares and 2014 Warrants have been transferred from Computershare to AST's platform, with no action required by any shareholder regarding the change in our transfer agent. (AST can be reached as follows: American Stock Transfer & Trust Company, 55 Challenger Road Ridgefield Park, NJ 07660, Office: 201-806-4181).
On March 12, 2018 our 50% owned subsidiaries, City of Athens and Eco Nine entered into a loan agreement with ABN Amro Bank for a senior debt facility of up to $35.9 million to fund, the delivery of M/T Eco Holmby Hills and M/T Eco Palm Springs ($17.9 million for each vessel). The loan will be payable in 20 consecutive quarterly installments of $0.3 million per vessel, commencing three months from draw down, and a balloon payment of $11.9 million per vessel payable together with the last installment. The credit facility will bear interest at LIBOR plus a margin of 2.90%.
On March 15, 2018, our 50% owned subsidiary City of Athens took delivery of M/T Eco Holmby Hills, a 50,000 dwt newbuilding product/chemical tanker constructed at the Hyundai Mipo Vinashin shipyard. On March 20, 2018 the vessel commenced its time charter agreement with Clearlake Shipping Pte Ltd.
On March 22, 2018, we announced that for 12 months we: (i) do not intend to conduct any offerings that include variable priced securities; (ii) do not intend to issue any further shares under the Second Purchase Agreement; (iii) Race Navigation Inc., a company controlled by Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, will not convert any of its 1,250,000 warrants pursuant to a standstill agreement with us.
On March 26, 2018, we effected a 1-for-10 reverse stock split and announced that we do not intend to conduct another reverse stock split of our common shares for the 12 calendar months from March 26, 2018.
On April 11, 2018, we regained compliance with the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5550(a)(2).
In April of 2018, we extended the firm period of the time charter of M/T Eco Fleet with BP Shipping Limited for six months.
On May 25, 2018, we entered into an Equity Distribution Agreement, or the Equity Distribution Agreement, with Maxim Group LLC, or Maxim, as sales agent, under which we were permitted to offer and sell, from time to time through Maxim, up to $14.25 million of our common shares, par value $0.01 per share. On July 23, 2018, we terminated the Equity Distribution Agreement.
On May 23, 2018, we took delivery of our 50% owned 49,703 dwt newbuilding product/chemical tanker M/T Eco Palm Springs, constructed at the Hyundai Mipo Vinashin shipyard and on May 26, 2018 the vessel commenced its three year time charter employment with Clearlake Shipping Pte Ltd.
In June of 2018, we entered into an interest rate swap agreement, or IRS, in order to hedge our exposure to changes in the interest rate of our Alpha Bank facility. Furthermore in June of 2018, our unconsolidated 50% subsidiaries City of Athens Inc. and Eco Nine Inc. entered into two separate IRSs in order to hedge their exposure to changes in the interest rates of their ABN Amro Bank facilities. As a result of these new IRSs both we and our unconsolidated 50% subsidiaries had, as of the date of the IRS, fully hedged our exposure to fluctuations in interest rates in relation to all post-delivery debt facilities then outstanding.

On June 29, 2018, we entered into a sale and leaseback agreement and a 5 year time charter with Cargill International SA (“Cargill”), a leading vessel operator and freight-trading business in the bulk shipping sector, for our vessel M/T Eco Marina Del Ray.
On September 7, 2018 we took delivery of M/T Eco Palm Desert, a 50,000 dwt newbuilding product/chemical tanker constructed at the Hyundai Mipo Vinashin shipyard and on September 12, 2018 the vessel commenced its three year time charter employment with Central Tanker Chartering Inc.

On October 24, 2018, we entered into a Securities Purchase Agreement with one institutional investor, pursuant to which we sold 2,000,000 shares of our common stock in a registered direct offering. We also issued warrants to purchase up to 3,500,000 shares at an exercise price of $1.50 per share. Maxim Group LLC acted as the exclusive placement agent for the offering.
In October 2018, we agreed to enter into time charter employment with Clearlake Shipping Pte Ltd for our product/chemical tanker M/T Eco Fleet. The vessel will be employed for a firm period of 36 months plus two additional 12 month periods, at the charterer's option. The revenue backlog expected to be generated by this fixture, assuming all options are exercised, is about $25 million.
In November 2018, we agreed a new time charter employment contract for 2 years with BP Shipping Ltd for our product/chemical tanker M/T Eco Revolution. The new time charter will commence in January 2019 immediately after the expiry of the present time charter employment contract. The revenue backlog expected to be generated by this fixture is about $10 million.
On December 21, 2018 we entered into a sale and leaseback agreement (“SLB”) with BoComm Leasing, a non-affiliated party, for M/T Nord Valiant and M/T Eco California (Hull No 8218). Consummation of the SLB took place on January 17, 2019 for M/T Nord Valiant and on January 30, 2019 for M/T Eco California. Following the sale, we bareboat chartered back M/T Nord Valiant for five years and for the M/T Eco California for seven years at a bareboat hire of $5,875 per day and $6,550 per day respectively. As part of this transaction, we have continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale were $21.7 million for M/T Nord Valiant and $24.1 million for M/T Eco California. We used $18.5 million of the sale and leaseback proceeds to prepay in full the outstanding loan on the vessel (Tranche C of the ABN Facility).

On December 3, 2018 we entered into an SLB with China Merchants Bank Financial Leasing (“CMBFL”), a non-affiliated party, for M/T Eco Bel Air (Hull No 874) and M/T Eco Beverly Hills (Hull No 875). Consummation of the SLB is expected to take place on the vessels delivery date currently planned for April and May 2019 respectively. Following the sale, we will bareboat charter back the vessels for a period of seven years at a bareboat hire of $16,361 per day per vessel. As part of this transaction, we have continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale will be $91.4 million for both vessels.
Recent Developments

On January 11, 2019, we entered into a warrant exchange agreement with the sole holder of the 2018 Warrants for the reduction of the exercise price of said warrants from $1.50 to $1.02. On the same date 300,000 2018 Warrants were exercised. On February 5, 2019, we entered into an amendment of the 2018 Warrants for the reduction of the exercise price of said warrants from $1.02 to $0.70. On the same date 714,285 2018 Warrants were exercised. Between February 21 and February 25, 2019 the remaining 932,715 2018 Warrants were exercised.
On January 30, 2019, we took delivery of M/T Eco California. On February 4, 2019 the vessel commenced its' time charter agreement with Shell.
On March 11, 2019, we received written notification from Nasdaq, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until September 9, 2019.
On March 13, 2019, we took delivery of M/T Eco Marina Del Ray. On March 18, 2019 the vessel commenced its time charter agreement with Cargill and concurrently agreements were consummated for the vessel’s sale and leaseback to Cargill.

B. Business Overview
We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of the date of this report, our fleet consists of two bareboat chartered-in 50,000 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,000 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, six 50,000 dwt product/chemical tankers, the M/T Stenaweco Excellence, the M/T Nord Valiant, the M/T Stenaweco Elegance, the M/T Eco Palm Desert, the M/T Eco California and the M/T. Eco Marina Del Ray. We also own 50% interests in two 50,000 dwt product/chemical tankers, M/T Eco Holmby Hills and the M/T Palm Springs.
Additionally we own two newbuilding vessels as per the below table:
Name	Deadweight	Delivery date	Shipyard
M/T Eco Bel Air (Hull No 874)	159,000	April 2019	Hyundai Samho S. Korea
M/T Eco Beverly Hills (Hull No 875)	159,000	May 2019	Hyundai Samho S. Korea

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
Our Fleet
The following tables present our fleet list as of the date of this annual report:
Chartered-in fleet:
Name	Deadweight	Vessel Type	Charterer	End of firm period	Charterer's Optional Periods	Gross Rate fixed period/ options
M/T Stenaweco Energy	50,000	Medium Range (“MR”) Tanker	Stena Weco A/S	February 2021	1+1 years	$15,616 / $17,350 / $18,100
M/T Stenaweco Evolution	50,000	Medium Range (“MR”) Tanker	Stena Weco A/S	October 2021	1+1 years	$15,516 / $17,200 / $18,000

Operating fleet:

Name	Deadweight	Vessel Type	Charterer	End of firm period	Charterer's Optional Periods	Gross Rate fixed period/ options
M/T Eco Fleet	39,000	Medium Range (“MR”) Tanker	Clearlake Shipping Pte Ltd	April 2022	1+1 years	$12,600 1st year, $13,100 2nd year and $13,600 3rd year / $14,350 / $15,600
M/T Eco Revolution	39,000	Medium Range (“MR”) Tanker	BP Shipping Limited	January 2021	1+1 years	$13,500 / $16,000 / $16,750
M/T Stenaweco Excellence	50,000	Medium Range (“MR”) Tanker	Stena Weco A/S	November 2020	1+1 years	$15,000 until June 2019 and $16,200 after / $17,200 / $18,000
M/T Nord Valiant	50,000	Medium Range (“MR”) Tanker	DS Norden A/S	August 2021	1+1 years	$16,800 / $17,600 / $18,400
M/T Stenaweco Elegance	50,000	Medium Range (“MR”) Tanker	Stena Weco A/S	March 2021	1+1 years	$16,500 / $17,500 / $18,500
M/T Eco Palm Desert	50,000	Medium Range (“MR”) Tanker	Central Tankers Chartering Inc	September 2021	1+1 years	$14,750 / $15,250 / $15,750
M/T Eco California	50,000	Medium Range (“MR”) Tanker	Shell Tankers Singapore Private Limited	January 2021	1 year	$13,750 plus 50% profit share/ $13,950 plus 50% profit share
M/T Eco Marina Del Ray	50,000	Medium Range (“MR”) Tanker	Cargill	March 2020	1+1 years	$16,000 / $17,000 / $18,000

Joint Venture fleet (50% owned):

Name	Deadweight	Vessel Type	Charterer	End of firm period	Charterer's Optional Periods	Gross Rate fixed period/ options
M/T Eco Holmby Hills	50,000	Medium Range (“MR”) Tanker	Clearlake Shipping Pte Ltd	March 2021	1+1 years	$14,100 1st year, $14,600 2nd year and $15,025 3rd year / $15,400 / $16,400
M/T Eco Palm Springs	50,000	Medium Range (“MR”) Tanker	Clearlake Shipping Pte Ltd	May 2021	1+1 years	$14,250 1st year, $14,750 2nd year and $15,175 3rd year / $15,550 / $16,550

Fleet under construction:

Name	Deadweight	Vessel Type	Charterer	End of firm period	Charterer's Optional Periods	Gross Rate fixed period/ options	Delivery date	Shipyard
M/T Eco Bel Air	159,000	Suezmax Tanker	BP Shipping Limited	April 2022	1+1 years	$24,500 / $27,500 / $29,000	April 2019	Hyundai Samho S. Korea
M/T Eco Beverly Hills	159,000	Suezmax Tanker	BP Shipping Limited	May 2022	1+1 years	$24,500 / $27,500 / $29,000	May 2019	Hyundai Samho S. Korea

Management of our Fleet
Our Fleet Manager provides all operational, technical and commercial management services for our fleet. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements."
Officers, Crewing and Employees
As of the date of this annual report we employ directly only one shore-based employee. Our executive officers and a number of administrative employees are provided according to an agreement with Central Mare. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements." In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.
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
Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States. According to the International Energy Agency, global oil demand for 2018 has risen to 99.2 million barrels/day compared to 97.9 million barrels/day during 2017.

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
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. Our vessels are covered up to at least their fair market value, with deductibles of $100,000 per vessel per incident. For any vessels that are under bareboat charters, the charterer is responsible for arranging and paying for all insurances that may be required.
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."  Cover is subject to the current statutory limits of liability and the applicable deductibles per category of claim.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard ("USCG"), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted MARPOL," the SOLAS Convention, and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

In 2012, the IMO's Marine Environmental Protection Committee, or the "MEPC," adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the "IBC Code." The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. All of our vessels comply with IBC Code regulations.

In 2013, the IMO's Marine Environmental Protection Committee, or the "MEPC," adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or "CAS." These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or "ESP Code," which provides for enhanced inspection programs. All of our vessels comply with Environmental, Safety and Health Code requirements.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulphur on ships were adopted and will take effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs.  Other areas in China are subject to local regulations that impose stricter emission controls.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs in the long term, taking into consideration that all our current fleet vessels are constructed prior January 1, 2016.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. All of our vessels comply with standards.
All of our vessels currently in service have been designed to operate effectively with heavy fuel oil ("HFO") and Ultra Low Sulphur Heavy Fuel Oil ("ULHFO"). The last two vessels delivered to our company (September 2018 & January 2019) have been built as “scrubber ready” and applicable notation has been assigned by the Classification Society. All the present ongoing new building projects will be fitted with open loop hybrid ready Sox scrubber systems.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards). All of our current fleet vessels’ comply with respective SOLAS structural requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the "Polar Code"). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate. All of our vessels comply with BWM Convention.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  All of our vessels are equipped with BWMS and comply with D-1/D-2 standards.
Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. All of our vessels comply with the BWM Convention.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 ("the CLC"). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.  All of our vessels are in possession of CLC for Bunker Oil Pollution Damage issued Certificate attesting that the required insurance coverage is in force.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i) injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii) injury to, or economic losses resulting from, the destruction of real and personal property;
(iv) loss of subsistence use of natural resources that are injured, destroyed or lost;
(iii) net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
 (v) lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi) net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. All of our vessels comply and plan to comply with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We currently comply with all applicable state regulations in the ports where our vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States."  The effect of this proposal on U.S. environmental regulations is still unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards.  Under VIDA, all provisions of the 2013 VPG and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for all our vessels where required.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
International Labour Organization
The International Labor Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  All our vessels are in substantial compliance with and are certified to meet MLC 2006.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code ("the ISPS Code"). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities and the vessel’s manager on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. All of our vessels comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., DNV-GL, American Bureau of Shipping, Lloyd's Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Customers
Our customers include national, regional and international companies. We have historically derived a significant part of our revenue from a small number of charterers. In 2018, 100% of our revenue was derived from four charterers, 55% from Stena Weco A/S, 26% from BP Shipping Limited, 15% from DS Norden A/S and 4% from Central Tanker Chartering Inc. In 2017, 100% of our revenue was derived from three charterers, 56% from Stena Weco A/S, 28% from BP Shipping Limited and 16% from DS Norden A/S. We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions.
C. Organizational Structure
We are a Marshall Islands corporation with principal executive offices located at 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. We own and charter-in our vessels through wholly-owned subsidiaries that are incorporated in the Marshall Islands or other jurisdictions generally acceptable to lenders in the shipping industry. Our significant wholly-owned subsidiaries as of December 31, 2018 are listed in Exhibit 8.1 to this annual report on Form 20-F.

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
Time Charter Revenues
Our Time charter revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil and oil products and other factors affecting spot market charter rates such as vessel supply and demand imbalances.
Vessels operating on period charters, time charters or bareboat charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, either directly or through a pool arrangement, could generate revenues that are less predictable, but could enable us to capture increased profit margins during periods of improvements in charter rates, although we could be exposed to the risk of declining charter rates, which could have a materially adverse impact on our financial performance. If we employ vessels on period charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

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
As of the date of this annual report, we have bareboat chartered-in two product/chemical tankers, own another ten product/chemical tankers vessels, out of which four are under construction, and we have a 50% interest in two subsidiaries that own another two product/chemical tankers. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.
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
On January 29, 2015 and March 31, 2015, we entered into sale and leaseback agreements for the M/T Stenaweco Energy and M/T Stenaweco Evolution, respectively, with a duration of seven years. These sale and leaseback agreements are accounted for as operating leases.
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

Management Fees—Related Parties
As from March 31, 2014, we have outsourced to CSM all operational, technical and commercial functions relating to the chartering and operation of our vessels. We outsourced the above functions pursuant to a letter agreement between CSM and TOP Ships Inc. and management agreements between CSM and our then vessel-owning subsidiaries on March 10, 2014, and each new vessel that entered our fleet after that date entered into a management agreement with CSM. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Mare Letter Agreement, Management Agreements, and Other Agreements."
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
None of the vessels acquired from 2016 up to 2018 gave rise to a recognition of any intangible asset or liability associated with those acquisitions.
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
The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:
•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.
The principal factors that affect our profitability, cash flows and shareholders' return on investment include:
•	charter rates and periods of charter hire for our tankers;
•	utilization of our tankers (earnings efficiency);
•	levels of our tanker's operating expenses and dry-docking costs;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
The following table depicts changes in the results of operations for 2018 compared to 2017 and 2017 compared to 2016.
	Year Ended December 31,			Change
				YE17 v YE16		YE18 v YE17
	2016	2017	2018	$	%	$	%
	($ in thousands)
Time charter revenues	28,433	39,363	39,442	10,930	38.4%	79	0.2%
Time charter revenue from related parties	-	-	1,606	-	-%	1,606	100%
Total time charter revenues	28,433	39,363	41,048	10,930	38.4%	1,685	4.3%
Voyage expenses	736	999	1,020	263	35.7%	21	2.1%
Bareboat charter hire expenses	6,299	6,282	6,282	(17)	-0.3%	-	0.0%
Amortization of prepaid bareboat charter hire	1,577	1,657	1,657	80	5.1%	-	0.0%
Vessel operating expenses	9,913	13,444	14,826	3,531	35.6%	1,382	10.3%
Vessel depreciation	3,467	5,744	6,390	2,277	65.7%	646	11.2%
Management fees-related parties	1,824	4,730	7,765	2,906	159.3%	3,035	64.2%
Other operating (income) / loss	(3,137)	(914)	-	2,223	-70.9%	914	-100%
General and administrative expenses	2,906	5,805	6,997	2,899	99.8%	1,192	20.5%
Expenses	23,585	37,747	44,937	14,162	60.0%	7,190	19.0%
Operating income / (loss)	4,848	1,616	(3,889)	(3,232)	-66.7%	(5,505)	-340.7%
Interest and finance costs	(3,093)	(15,793)	(9,662)	(12,700)	410.6%	6,131	-38.8%
(Loss)/Gain on derivative financial instruments	(698)	(301)	1,821	397	-56.9%	2,122	-705%
Interest income	-	13	130	13	-	117	900%
Other, net	(5)	1,120	180	1,125	-22,500.0%	(940)	-83.9%
Total other (expenses) / income, net	(3,796)	(14,961)	(7,531)	(11,165)	294.1%	7,430	-49.7%
Net income/(loss)	1,052	(13,345)	(11,420)	(14,397)	-1368.5%	1,925	-14.4%

The table below presents the key measures for each of the years 2016, 2017 and 2018. Please see "Item 3. Key Information—A. Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.
Year on Year Comparison of Operating Results
Revenues
1.	Time Charter Revenues
2017 vs. 2016
During the year ended December 31, 2017, time charter revenues increased by $10.9 million, or 38%, compared to the year ended December 31, 2016. This increase was due to the acquisition of M/T Stenaweco Elegance in February 2017 that led to its employment for ten months resulting in an increase in time charter revenue of $5.0 million, the employment of M/T Nord Valiant for twelve months in 2017 as opposed to four and a half months in 2016 that resulted in an increase in time charter revenue of $3.8 million (the vessel started its employment on August 15, 2016), the employment of M/T Stenaweco Excellence for twelve months in 2017 as opposed to seven months in 2016 that resulted in an increase in time charter revenue of $2.3 million (the vessel started its employment on May 23, 2016) and the employment of M/T Eco Revolution for 12 months in 2017 as opposed to eleven months in 2016 that resulted in an increase in time charter revenue of $0.4 million (the vessel started its employment on January 26, 2016).
These increases were offset by the lower daily charter rates that we negotiated for M/T Stenaweco Energy and M/T Stenaweco Evolution in order to increase their charter duration by twelve and eighteen months respectively that resulted in a decrease of time charter revenue by $0.2 million and $0.4 million respectively.
2.	Time charter revenues from related parties
2018 vs. 2017
During the year ended December 31, 2018, time charter revenues from related parties increased by $1.6 million, or 100%, compared to the year ended December 31, 2017. This increase was due to the delivery of M/T Eco Palm Desert in September 2018 that led to its employment with Central Tankers Chartering Inc, a company affiliated with the family of Mr. Pistiolis, for about three and a half months resulting in time charter revenues of $1.6 million.
Expenses
3.	Vessel operating expenses
2018 vs. 2017
During the year ended December 31, 2018, vessel operating expenses increased by $1.4 million, or 10%, compared to the year ended December 31, 2017. This increase was mainly due to the delivery of M/T Eco Palm Desert in September 2018 that led to its operation for about three and a half months that resulted in an increase in operating expenses of $0.9 million, the operation of M/T Stenaweco Elegance for twelve months in 2018 as opposed to ten months in 2017 that resulted in an increase in operating expenses of $0.1 million.
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

4.	Vessel depreciation
2018 vs. 2017
During the year ended December 31, 2018, vessel depreciation increased by $0.6 million, or 11%, compared to the year ended December 31, 2017 due to the changes in our fleet that resulted in calendar (ownership) days increasing from 2,496 in 2017 to 2,670 in 2018.
2017 vs. 2016
During the year ended December 31, 2017, vessel depreciation increased by $2.3 million, or 66%, compared to the year ended December 31, 2016 due to the changes in our fleet that resulted in calendar (ownership) days increasing from 1,812 in 2016 to 2,496 in 2017.
5.	Management fees—related parties
2018 vs. 2017
During the year ended December 31, 2018, management fees to related parties increased by $3.0 million, or 64%, compared to the year ended December 31, 2017.
This increase was due to a $2.8 million increase in sale and purchase commissions pursuant to our letter agreement with CSM, relating to the purchase of our vessels in 2018. Furthermore this increase was due to the delivery of M/T Eco Palm Desert in September 2018 that led to its operation for about three and a half months that resulted in an increase in operating expenses of $0.1 million and due to the operation of M/T Stenaweco Elegance for twelve months in 2018 as opposed to ten months in 2017 that resulted in an increase in operating expenses of another $0.1 million.
2017 vs. 2016
During the year ended December 31, 2017, management fees to related parties increased by $2.9 million, or 159%, compared to the year ended December 31, 2016.
This increase was due to a $1.2 million increase in overhead management fees relating mainly to a   performance incentive fee to Central Mare in 2017 and due to sale and purchase commissions of $1.1 million pursuant to our letter agreement with CSM, relating to the purchase of our vessels in 2017. Furthermore this increase was due to the acquisition of M/T Stenaweco Elegance in February 2017 that led to its operation for ten months resulting in an increase in management fees of $0.3 million, the operation of M/T Nord Valiant for twelve months in 2017 as opposed to four and a half months in 2016 that resulted in an increase in management fees of $0.2 million (the vessel started operating on August 10, 2016) and the operation of M/T Stenaweco Excellence for twelve months in 2017 as opposed to seven months in 2016 that resulted in an increase in management fees of $0.1 million (the vessel started operating on May 20, 2016).
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
2018 vs. 2017
During the year ended December 31, 2018, our general and administrative expenses increased by $1.2 million, or 21%, compared to the year ended December 31, 2017, mainly attributed to an increase in bonuses of $0.8 million granted to our CEO to be distributed at his own discretion amongst executives, an increase of $0.3 million in in legal and consulting fees and expenses and an increase of $0.3 million in fixed assets depreciation mainly resulting from the acceleration of the leasehold improvements depreciation due to the relocation of our offices to another floor in the building. These increases were offset by a decrease of $0.1 million in other general and administrative expenses and another decrease of $0.1 million in travelling expenses.
2017 vs. 2016
During the year ended December 31, 2017, our general and administrative expenses increased by $2.9 million, or 100%, compared to the year ended December 31, 2016, mainly attributed to a bonus of $1.5 million granted to our CEO to be distributed at his own discretion amongst executives, an increase of $0.9 million in manager and employee related expenses, an increase of $0.3 million in other general and administrative expenses and an increase of $0.2 million in legal and consulting fees and expenses.
8.	Interest and Finance Costs
2018 vs. 2017
During the year ended December 31, 2018, interest and finance costs decreased by $6.1 million, or 39%, compared to the year ended December 31, 2017. This increase is mainly attributed to:
a)
A decrease of $5.8 million in amortization of debt discount, mainly due to the absence in 2018 of the $7.5 million debt discount amortization relating to the convertibility features of the Series C convertible preferred shares that we incurred in 2017. This was offset by an increase of $1.7 million in the debt discount amortization relating to the convertibility features of the Family Trading facility (please see "Item 18. Financial Statements—Note 9—Debt.").

b)
A decrease of $0.4 million in amortization of finance fees that is mainly due to the decrease by $0.9 million of the amortization of finance fees of the Family Trading facility, offset by increases of $0.5 million relating to the amortization of finance fees of the first and Second AT Bank and Alpha Bank predelivery facilities (please see "Item 18. Financial Statements—Note 9—Debt.").

c)
A decrease of $0.2 million in commitment fees of the Family Trading facility, since in 2018 we drew down most of the remaining balance of the facility, hence the undrawn part on which the commitment fee was calculated upon in 2018 was less than the undrawn part of 2017.

d)
These decreases were offset by an increase of $0.3 million in loan interest expense, mainly relating to the increase in the Three-Month Libor rate in 2018 that resulted in an aggregate increase of about $0.4 million in our ABN Amro Bank, NORD/LB Bank and Alpha Bank senior loan facilities, an increase of $0.3 million in the Alpha Bank Facility due to the fact that we incurred interest expense in 2017 only for 10 months as opposed to 2018, were we incurred for twelve months and an increase of $0.5 million in the AT Bank senior facility present in 2018, but absent in 2017. These increases were offset by a decrease in capitalized interest of $0.9 million.

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
9.	(Loss)/Gain on derivative financial instruments
2018 vs. 2017
During the year ended December 31, 2018, gain on derivative financial instruments increased by $2.1 million, or 100%, compared to the year ended December 31, 2017. This increase was due to a $1.7 million increase in the gains from the valuation of our outstanding warrants issued in connection with our follow-on offering that closed on June 11, 2014 and a $0.4 million decrease in the realized losses on our interest rate swaps, due to the increase in 2018 of the Three-Month Libor rates over the swap rates that we pay in most of our facilities.
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
As of December 31, 2018, we believe that the basic charter-free market values of our owned vessels are higher than the vessels carrying value.
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
In 2017 and 2018 tanker values were increasing and the charter-free market value of each vessel of our fleet was higher than its carrying amount. As such we had no indicators of potential impairment and did not perform the undiscounted cash flow test.
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
As of December 31, 2018, we had a total indebtedness of $140.7 million, which after excluding unamortized financing fees and debt discounts amounts to $152.3 million.
As of December 31, 2018, our cash and cash equivalent and restricted cash balances amounted to $7.7 million, mainly held in U.S. Dollar accounts, $7.6 million of which are classified as restricted cash.
Working Capital Requirements and Sources of Capital
As of December 31, 2018, we had a working capital deficit (current assets less current liabilities) of $31.5 million. We expect to finance our working capital deficit with operational cash flow, debt or equity issuances, or a combination thereof and other sources such as funds from the Company's controlling shareholder and CEO, Mr. Pistiolis, if required. If the Company is unable to arrange debt or equity financing, it is probable that the Company may also consider selling a vessel.
As of December 31, 2018, we had available committed undrawn balances of $152.2 million that we believe are adequate together with operational cashflow to meet our capital commitment needs.
Our operating cash flow for the year ended December 31, 2019 is expected to increase compared to the same period in 2018, as we expect to generate more revenue from employing eight of our vessels for a full financial year as well as employing M/T Eco California, M/T Eco Marina Del Ray, M/T Eco Bel Air and M/T Eco Beverly Hills for approximately eleven months, nine months, nine months and eight months respectively, as opposed to the year ended December 31, 2018, when only seven vessels were employed for a full year, since M/T Eco Palm Desert was employed for approximately four months and we had four vessels under construction. The above is estimated for 2019 on the basis of the vessels' commitments to non-cancellable time charter contracts.

Cash Flow Information
Cash and cash equivalents and restricted cash were $30.6 million and $7.7 million as of December 31, 2017 and 2018 respectively.
Net Cash from Operating Activities.
Net cash used in operating activities remained the same at $0.7 million. Net cash used in operating activities decreased by $6.0 million, or 90%, for 2017 to $0.7 million, compared to $6.7 million for 2016.
Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2018 totaled $9.9 million. This consisted mainly of $6.4 million of depreciation expenses; $2.5 million of amortization of debt discounts; $1.7 million of amortization of prepaid bareboat charter hire; $1.3 million of amortization and write offs of deferred financing costs and $0.3 million of depreciation of other fixed assets, offset by $1.8 million unrealized gains from the valuation of derivative financial instruments; $0.3 million in gains in unconsolidated joint ventures and a $0.2 million write-off of short term notes. The cash inflow from operations was supplemented by a $2.5 million increase in current liabilities, offset by a $0.6 million decrease in current assets.
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
Net Cash from Investing Activities.
Net cash used in investing activities in the year ended December 31, 2018 was $68.4 million, consisting mainly of $63.5 million cash paid for vessels under construction, $3.7 million cash paid for investments in unconsolidated joint ventures and $1.2 million cash paid for vessel acquisitions.
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

Net Cash from Financing Activities.
Net cash provided from financing activities in the year ended December 31, 2018 was $44.8 million, consisting of $32.8 million of proceeds from short term debt, $28.5 million proceeds from long term debt, $26.2 million of proceeds from related party debt (Family Trading Facility), $5.8 million of proceeds from issuance of common stock and $2.3 million of proceeds from warrants exercised. These inflows were partially offset by $22.3 million in excess of purchase price over book value of vessels, $10.2 million of scheduled debt repayments, $9.0 million of short term debt prepayments, $5.7 million prepayments of short term notes, $1.7 million payments of financing costs, $1.4 million prepayments of related party debt (Family Trading Facility) and $0.5 million of equity offering related costs.
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
On July 9, 2015, we entered into the ABN Facility with ABN Amro Bank N.V. of Holland (“ABN Amro”), for up to $42.0 million to partly finance the vessels M/T Eco Fleet and M/T Eco Revolution. The facility was subsequently amended on September 28, 2015 to increase the borrowing limit to $44.4 million ($22.2 million per vessel). The ABN Facility is repayable in 12 consecutive quarterly installments of $0.5 million each and 12 consecutive quarterly installments of $0.4 million each, commencing on October 13, 2015 for the M/T Eco Fleet and on April 15, 2016 for the M/T Eco Revolution plus a balloon installment of $11.4 million payable together with the last installment in July 2021 and in January 2022, respectively, for each vessel. The facility bears interest at LIBOR plus a margin of 3.9%.
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

On April 21, 2017, the we were informed by ABN Amro that we were in breach of a loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of our outstanding common shares. ABN Amro requested that either the family of Mr. Evangelos J. Pistiolis maintain an ownership interest of at least 30% of the outstanding common shares or maintain a voting rights interest of above 50%. In order to regain compliance with the loan covenant, we issued the Series D preferred shares.  On July 28, 2017 ABN Amro by way of a supplemental agreement removed the loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintains an ownership interest of 30% of our issued and outstanding common shares and replaced it with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquires a voting interest of more than 50% of our share capital, without ABN Amro’s prior written approval.
On November 16, 2018 we amended the ABN Facility to increase the borrowing limit by $5.0 million. This additional principal capital was subsequently drawn-down and is allocated to the mortgaged vessels as follows: $0.75 million to M/T Eco Fleet, $0.75 million to M/T Eco Revolution and $3.5 million to M/T Nord Valiant. Apart from the introduction of a new repayment schedule reflecting the increased facility principal, all other material terms remained the same. As per the new repayment schedule the quarterly installments are increased by $0.03 million, $0.03 million and $0.1 million for M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant respectively and their respective balloon installments are increased by $0.48 million, $0.43 million and $2.0 million.
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
The outstanding balance of the ABN Facility was $52.3 million as of December 31, 2018 (excluding deferred finance fees).

b)	NORD/LB Facility
On May 11, 2016, we entered into the NORD/LB Facility with Norddeutsche Landesbank Girozentrale of Germany (“NORD/LB”) for $23.2 million for the financing of the vessel M/T Stenaweco Excellence. The credit facility is repayable in 28 consecutive quarterly installments of $0.5 million, commencing in August 2016, plus a balloon installment of $9.5 million payable together with the last installment in May 2023. We drew down $23.2 million under the NORD/LB Facility on May 13, 2016 to finance the last shipyard installment of the M/T Stenaweco Excellence. The NORD/LB Facility bears interest at LIBOR plus a margin of 3.43% (see "Item 18. Financial Statements—Note 9—Long term debt.").
On May 16, 2017 NORD/LB by way of a supplemental agreement provided a waiver until December 31, 2017 for the breach of the loan covenant that requires that any member of the family of Mr. Evangelos J. Pistiolis to maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 20% of our issued and outstanding common shares. In addition NORD/LB agreed to reduce the abovementioned minimum percentage to 10%. In January 8, 2018 NORD/LB agreed to replace said covenant with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquires a voting interest of more than 50% of our share capital, without NORD/LB’s prior written approval.
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
The outstanding balance of the NORD/LB Facility was $18.1 million as of December 31, 2018 (excluding deferred finance fees).

c)	Alpha Bank Facility
On July 20, 2016, Eco Seven that was later acquired by us entered into a credit facility with Alpha Bank S.A. of Greece (“Alpha Bank”) for $23.4 million ("the Alpha Bank facility") for the financing of the vessel M/T Stenaweco Elegance. The credit facility is repayable in 12 consecutive quarterly installments of $0.4 million and 20 consecutive quarterly installments of $0.3 million, commencing in May 2017, plus a balloon installment of $12.5 million payable together with the last installment in February 2025. The facility bears interest at LIBOR plus a margin of 3.50%.
We drew down $23.4 million under the Alpha Bank facility on February 24, 2017 to finance the last shipyard installment of the M/T Stenaweco Elegance.
On August 1, 2017, Alpha Bank by way of a supplemental agreement removed the loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintains an ownership interest of 40% of our issued and outstanding common shares and replaced it with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquires a voting interest of more than 50% of our share capital, without Alpha Bank’s prior written approval.
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
The outstanding balance of the Alpha Bank Facility was $20.6 million as of December 31, 2018 (excluding deferred finance fees).
d)	AT Bank Senior Facility
On September 5, 2017, we entered into a credit facility with Amsterdam Trade Bank N.V. of Holland (“AT Bank”) for $23.5 million to fund the delivery of M/T Eco Palm Desert (the "AT Bank Senior Facility"), delivered on September 7, 2018. This facility is repayable in 20 consecutive quarterly installments of $0.3 million, commencing three months from draw down, and a balloon payment of $17.0 million payable together with the last installment. The facility bears interest at LIBOR plus a margin of 4.00% and a commitment fee of 2% per annum was payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. On June 1, 2018 we signed a supplemental agreement with AT Bank that resulted in the decrease of the commitment fee from 2% to 1.3%, effective from March 6, 2018.

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
As of December 31, 2018, the outstanding balance of the AT Bank Senior Facility is $23.2 million.
e)	AT Bank Predelivery Facility
On September 5, 2017, we entered into a credit facility with AT Bank for $9.0 million for the pre-delivery financing of M/T Eco Palm Desert (the “AT Bank Predelivery Facility”). This facility was drawn down in five tranches and financed in full the last five pre-delivery instalments of M/T Eco Palm Desert due for payment between August 2017 and May 2018. The facility was repaid from the proceeds of the AT Bank Senior Facility on September 4, 2018.
The facility bore interest at LIBOR plus a margin of 8.50% and a commitment fee of 4.25% per annum was payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. On June 1, 2018 we signed a supplemental agreement with AT Bank that resulted in the decrease of the loan margin to 6.3% from 8.5% and in the decrease of the commitment fee from 4.25% to 0%, effective from March 6, 2018.
The facility contained various covenants, including a ratio of total net debt to the aggregate market value of the our fleet, current or future, of no more than 75% and minimum free liquidity of $0.75 million per collateralized vessel and $0.5 million per bareboated chartered-in vessel. Additionally, the facility contained restrictions on the subsidiary that owned the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends.
The facility was secured as follows:
•	Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco Palm Desert;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the subsidiary owning the newbuilding contract;

f)	AT Bank Second Predelivery Facility
On June 1, 2018, we entered into a credit facility with AT Bank for $10.1 million for the pre-delivery financing of M/T Eco California (the "AT Bank Second Predelivery Facility"). This facility could be drawn down in five tranches to finance in full the last five pre-delivery instalments of M/T Eco California due for payment between June and December 2018.  The facility was repaid on January 28, 2019, from the proceeds of the AT Bank Bridge Facility.
The facility contains various covenants, including a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75% and minimum free liquidity of $750 per collateralized vessel and $500 per bareboated chartered-in vessel. Additionally, the facility contains restrictions on the subsidiary that owns the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends.
The facility is secured as follows:

•	Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco California;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the subsidiary owning the newbuilding contract;
The AT Bank Second Predelivery Facility bears interest at LIBOR plus a margin of 6.3% (reduced to 6% from September 2018 onwards). The facility bears no commitment fee. We have drawn down the full amount of the facility to finance in full the last five pre-delivery instalments of M/T Eco California due for payment between June and December 2018 and as of December 31, 2018 the outstanding balance of the facility is $10.1 million.
g)	Alpha Bank Predelivery Facility
On July 11, 2018, we entered into a credit facility with Alpha Bank for $10.1 million for the pre-delivery financing of M/T Eco Marina Del Ray. This facility can be drawn down in five tranches to finance in full the last five pre-delivery instalments of M/T Eco Marina Del Ray due between July 2018 and February 2019. The facility is repayable on delivery of the vessel in March 2019.
The facility contains restrictions on the subsidiary that owns the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends if the latter would result in an event of default.
The facility is secured as follows:
•	Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco Marina Del Ray;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the subsidiary owning the newbuilding contract;
The facility bears interest at LIBOR plus a margin of 4.25% and a commitment fee of 1% per annum is payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. We drew down $1.7 million and another $1.7 million under the facility in July and October 2018 respectively, to finance two shipyard installments of M/T Eco Marina Del Ray. As of December 31, 2018, the outstanding balance of the Alpha Bank Predelivery Facility is $3.4 million.

h)	Amended and Restated Family Trading Credit Facility
On December 23, 2015, we entered into an unsecured revolving credit facility with Family Trading Inc. (“Family Trading” and "the Family Trading facility"), a related party owned by the Lax Trust, for up to $15.0 million to be used to fund our newbuilding program and working capital relating to our operating vessels. This facility was repayable in cash no later than December 31, 2016, but we had the option to extend the facility's repayment up to December 31, 2017. On December 28, 2016 the maturity of the Family Trading facility was extended to January 31, 2017 and on January 27, 2017 the maturity of the Family Trading loan was extended to February 28, 2017 with all terms remaining the same.
On February 21, 2017, we amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") in order to, among other things, remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when we raise capital through the issuance of certain securities, remove the revolving feature of the facility, extend the facility for up to three years and give Family Trading the option to get repaid for any amounts outstanding under the facility in cash or in our common shares. Additionally, the interest rate of the facility increased to 10% (from 9%) and the commitment fee decreased to 2.5% (from 5%). Subject to certain adjustments pursuant to the terms of the Amended Family Trading Credit Facility, the number of common shares to be issued as repayment of the amounts outstanding under the facility will be calculated by dividing the amount redeemed by 80% of the lowest daily Volume-Weighted Average Price (“VWAP”) of our common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date (the "Applicable Price"), provided, however, that at no time shall the Applicable Price be lower than $0.60 per common share (the "Floor Price").
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
On September 27, 2018, we amended the Amended Family Trading Credit Facility (the "Amended and Restated Family Trading Credit Facility") in order to, among other things, set the repayment date of the facility to December 31, 2019, increase the maximum borrowing capacity of the facility to $20.0 million, increase the interest rate to 12%, reduce the commitment fee to 2% and increase the arrangement fee to 5%. On October 30, 2018, we entered into an addendum to the Amended and Restated Family Trading Credit Facility in order to, among other things, increase the maximum borrowing capacity of the facility to $25.0 million. On December 31, 2018 we entered into another addendum to the Amended and Restated Family Trading Credit Facility in order to, among other things, set the repayment date of the facility to December 31, 2025, increase the maximum borrowing capacity of the facility to $30.0 million, increase the interest rate to 15% and apply the current arrangement fee rate to the whole principal of the loan.
As of December 31, 2017 and 2018, the outstanding amount under the Amended Family Trading Credit Facility is $0 and $24.7 million, respectively. During 2018 we have drawn $26.2 million and repaid $1.5 million under the Amended and Restated Family Trading Credit Facility. As of December 31, 2018 the facility has an undrawn balance of $4.1 million. (Please see "Item 18. Financial Statements—Note 9—Debt.")

i)	Unsecured Promissory Notes
In 2017, we issued unsecured promissory notes to Kalani, Xanthe and Crede.  For more information, please see "Item 4. Information on the Company—A. History and Development of the Company" and Please see "Item 18. Financial Statements—Note 9—Debt.".
As of the December 31. 2018, we are in compliance with all debt covenants with respect to our loans and credit facilities.
Operating Leases
M/T's Stenaweco Energy and Stenaweco Evolution
On January 29, 2015 and March 31, 2015, we sold and leased back M/T Stenaweco Energy and M/T Stenaweco Evolution, respectively. The sale and leaseback agreements (“SLBs”) were entered into with a non-related party and generated gross proceeds of $57 million. The vessels have been chartered back on a bareboat basis for seven years at a rate of $8,586 per day and $8,625 per day, respectively. In addition, we have the option to buy back each vessel from the end of year three up to the end of year seven at a purchase prices stipulated in the bareboat agreement depending on when each option is exercised.
The abovementioned sale and leaseback transactions contain customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. Finally, as a consequence of the SLBs, we must maintain a consolidated leverage ratio of not more than 75% and maintain minimum free liquidity of $0.75 million per owned vessel and $0.5 million per bareboated chartered-in vessel. As of December 31, 2018, we are in compliance with the consolidated leverage ratio and the minimum free liquidity covenants.
We have treated each sale and leaseback of the abovementioned vessels as an operating lease (please see "Item 18. Financial Statements—Note 6—Leases.").
Future minimum lease payments:
Our future minimum operating lease payments required to be made, relating to the bareboat chartered-in vessels at December 31, 2018, are as follows:
Year ending December 31,	$ millions
2019	6.3
2020	6.3
2021	6.3
2022	1.0
Total	19.9

Financing Commitments under Sale and Leaseback Arrangements
M/T Eco Marina Del Ray
On June 29, 2018 we entered into an SLB and a 5 year time charter with Cargill International SA of USA (“Cargill”) for M/T Eco Marina Del Ray (Hull No 8242). Consummation of the SLB took place on the vessel’s delivery date on March 13, 2019. Following the sale, we bareboat chartered back the vessel at a bareboat hire of $8,600 per day and put it on a five year time charter with Cargill. As part of this transaction, we have continuous options to buy back the vessel during the whole five year sale and leaseback period at purchase prices stipulated in the bareboat agreement depending on when the option is exercised and at the end of the five year period we have to buy it back for $22.7 million. The gross proceeds from the sale amount were $32.4 million.
The abovementioned SLB contains, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. The SLB with Cargill will be accounted as a financing transaction, as control will remain with us and the vessel M/T Eco Marina Del Ray will continue to be recorded as an asset on our balance sheet. In addition we have an obligation to repurchase the vessel.
M/T Nord Valiant and M/T Eco California
On December 21, 2018 we entered into an SLB with Bank of Communications Financial Leasing Co. Ltd of China (“BoComm Leasing”) for M/T Nord Valiant and M/T Eco California (Hull No 8218). Consummation of the SLB took place on January 17, 2019 for M/T Nord Valiant and on January 31, 2019 M/T Eco California. Following the sale, we have bareboat chartered back M/T Nord Valiant for five years and M/T Eco California for seven years at a bareboat hire of $5,875 per day and $6,550 per day respectively. As part of this transaction, we have continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale are $21.7 million for M/T Nord Valiant and $24.1 million for M/T Eco California.

The abovementioned SLBs contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. The SLB with BoComm Leasing will be accounted as a financing transaction, as control will remain with us and M/T Nord Valiant and M/T Eco California will continue to be recorded as an asset on our balance sheet. In addition we have continuous options to repurchase the vessels below fair value.
M/T Eco Bel Air and M/T Eco Beverly Hills
On December 3, 2018 we entered into an SLB with China Merchants Bank Financial Leasing Co. Ltd. of China (“CMBFL”) for M/T Eco Bel Air (Hull No 874) and M/T Eco Beverly Hills (Hull No 875). Consummation of the SLB is expected to take place on the vessel’s delivery date currently planned for April and May 2019 respectively. Following the sale, we will bareboat charter back the vessels for a period of seven years at a bareboat hire of $16,361 per day per vessel. As part of this transaction, we have continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale will be $91.4 million for both vessels.
The abovementioned SLBs contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. Finally, as a consequence of the SLBs, we must maintain a consolidated leverage ratio of not more than 75% and maintain minimum free liquidity of $1.0 million per Suezmax vessel, $0.75 million per owned MR tanker and $0.5 million per bareboated chartered-in MR tanker. The SLB with CMBLF will be accounted as a financing transaction, as control will remain with us and M/T Eco Bel Air and M/T Eco Beverly Hills will continue to be recorded as an asset on our balance sheet. In addition we have continuous options to repurchase the vessels below fair value.

C.	Research and Development, Patents and Licenses, Etc.
Not applicable.
D.	Trend Information
For industry trends, refer to industry disclosure under "Item 4. Information on the Company—B. Business Overview."
E.	Off-Balance Sheet Arrangements
None.
F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2018 in millions of U.S. dollars:
		Payments due by period
			1-3	3-5	More than
Contractual Obligations:	Total	Less than 1 year	years	years	5 years

(i) Long term debt A	$138.9	$10.7	$30.7	$58.7	$38.8
(ii) Interest B	$49.1	$10.3	$18.4	$12.2	$8.2
(i) Short term debt C	$13.5	$13.5	$0.0	$0.0	$0.0
(ii) Interest D	$1.0	$1.0	$0.0	$0.0	$0.0
Operating leases E	$19.9	$6.3	$12.6	$1.0	$0.0
Vessel Management Fees to CSM F	$0.9	$0.9	$0.0	$0.0	$0.0
Vessel acquisitions G	$147.6	$147.6	$0.0	$0.0	$0.0
Total	$370.6	$190.0	$61.7	$71.9	$47.0

A.	Relates to the principal repayments of our Long term debt (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").
B.
Relates to estimated interest payments of our Long term debt, based on our average outstanding debt. In the cases there are no Interest Rate Swap agreements in place, we have assumed a LIBOR of 3.5% going forward (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities" and "Item 11. Quantitative and qualitative disclosures about market risk—Interest Rate Risk").

C.	Relates to the repayment of our Short term debt. (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").

D.	Relates to estimated interest payments of our Short term debt. (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities").
E.	Relates to the bareboat hire payable for M/T Stenaweco Energy and M/T Stenaweco Evolution.
F.
Relates to our obligation for monthly management fees under our letter agreement with CSM for all the vessels in our fleet. These fees also cover the provision of services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under SEC and NASDAQ rules as well as newbuilding supervision services. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements."

G.
Relates to the remaining installments for the acquisition of our four newbuilding vessels in 2019. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Newbuilding Acquisitions".

The above table does not include the financing commitments under sale lease back arrangements  relating to the bareboat hire payments for vessels under construction as of December 31, 2018, as these obligations are conditional to the consummation of the sale and leaseback arrangements, on the delivery of vessels which are expected within 2019 (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Financing Commitments under Sale and Leaseback Arrangements ").
Other Contractual Obligations:
We have entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, pursuant to which Central Mare furnishes our four executive officers. These agreements were entered into following the termination of prior employment agreements. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Central Mare Letter Agreement, Management Agreements, and Other Agreements."
Other major capital expenditures will include funding the maintenance program of regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels and chartered in vessels, as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Vessels are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey dry-docking and that such vessels are to be dry-docked every five years. Vessels 15 years or older are required to undergo drydock intermediate survey every 2.5 years and not use in-water surveys for this purpose.
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
Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.
Name	Age	Position
Evangelos J. Pistiolis	46	Director, President, Chief Executive Officer
Alexandros Tsirikos	45	Director, Chief Financial Officer
Konstantinos Patis	45	Chief Technical Officer
Vangelis G. Ikonomou	54	Chief Operating Officer
Konstantinos Karelas	46	Independent Non-Executive Director
Stavros Emmanuel	76	Independent Non-Executive Director
Paolo Javarone	45	Independent Non-Executive Director
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

Vangelis G. Ikonomou is our Chief Operating Officer. Prior to joining us, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Master's degree in Shipping Trade and Finance from the City University Business School in London, a bachelor's degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Konstantinos Karelas has served on our Board of Directors and has been member of the Audit Committee since April 2014. Since 2008, Mr. Karelas has served as the President and CEO of Europe Cold Storages SA, one of the leading companies in the field of refrigeration logistics.

Stavros Emmanuel has served on our Board of Directors since December 31, 2017 and has been member of the Audit Committee since December 2018. Captain Stavros Emmanuel has 47 years of experience in the shipping industry and expertise in operation and chartering matters. He obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropyrgos, Greece and earned a Master Mariners degree in 1971. He has worked in various management capacities at Compass United Maritime and Primal Tankers Inc. From 2004 to 2009 he was our the Chief Operating Officer. After leaving us, Captain Stavros Emmanuel has been an independent advisor to various shipping companies.
Paolo Javarone has served on our Board of Directors since September 1, 2014. Mr. Javarone is a member of the Italian Shipbrokers Association. From 2015, Mr. Javarone has been working for Shipping 360 Ltd, a boutique shipbroking company with offices in London and Monaco and before that he has been working since 2000 for Sernavimar S.R.L., one of the most reputable shipbroking houses in Italy, which cooperates with many of the oil major companies and trading associations of the industry. From 1994 to 2000, Mr. Javarone worked for Genoa Sea Brokers in the tanker wing of the company specializing in clean petroleum products and edible markets. Previously, Mr. Javarone worked for S.a.n.a. Eur, a company based in Rome Italy, where he was tasked with supplying energy and offshore supply. Before S.a.n.a., Mr. Javarone worked for Sidermar di Navigazione S.P.A. in the dry cargo field. Mr. Javarone holds a Shipbroker degree from National Agents Association Shipbroking School in Italy and a degree in Shipping Economics and Law from Nautical Maritime School in Italy.
B. Compensation
On September 1, 2010, we entered into separate agreements with Central Mare, pursuant to which Central Mare furnishes our four executive officers as described below. During the fiscal year ended December 31, 2018, we paid to the members of our senior management and to our director's aggregate compensation of $4.7 million. We do not have a retirement plan for our officers or directors.
Under the terms of the agreement for the provision of our Chief Executive Officer, we are obligated to pay annual base. The initial term of the agreement expired on August 31, 2014 and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.
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

Under the terms of the agreement for the provision of our Chief Operating Officer, we are obligated to pay annual base salary and additional incentive compensation as determined by our Board of Directors. The initial term of the agreement expired on August 31, 2011 and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control, he is entitled to receive a cash payment of three years' annual base salary. The agreement also contains death and disability provisions. In addition, our Chief Operating Officer is subject to non-competition and non-solicitation undertakings.
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
On June 30, 2015, one/eighth share of the 2015 Plan vested. The fair value of the share on the vesting date was $1,854,000.
On June 30, 2016, one/eighth share of the 2015 Plan vested. The fair value of the share on the vesting date was $304,200.
On June 30, 2017, one /eighth share of the 2015 Plan vested. The fair value of the share on the vesting date was $252.
On June 30, 2018, one /eighth share of the 2015 Plan vested. The fair value of the share on the vesting date was $0.95.

C. Board Practices
Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have two executive directors and three independent non-executive directors. The term of our Class I directors, Stavros Emmanuel and Evangelos J. Pistiolis expires at the annual general meeting of shareholders in 2020. The term of our Class II directors, Paolo Javarone and Konstantinos Karelas, expires at the annual general meeting of shareholders in 2021. The term of our Class III director, Alexandros Tsirikos, expires at the annual general meeting of shareholders in 2019.
Committees of our Board of Directors
We currently have an audit committee composed of three independent members, who are responsible for reviewing our accounting controls and recommending to our Board of Directors, the engagement of our outside auditors. Konstantinos Karelas, Paolo Javarone and Stavros Emmanuel (Chairman), whose biographical details are included in Item 6 of this Annual Report, are the members of the audit committee, and our Board of Directors has determined that they are independent under the Nasdaq corporate governance rules.
Our compensation committee and nominating and governance committees are currently composed of the following three members: Konstantinos Karelas, Paolo Javarone and Stavros Emmanuel. The compensation committee carries out our Board of Directors' responsibilities relating to compensation of our executive and non-executive officers and provides such other guidance with respect to compensation matters as the committee deems appropriate. The nominating and governance committee assists our Board of Directors in: (i) identifying, evaluating and making recommendations to our Board of Directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill vacancies on our Board of Directors; (ii) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to us; and (iii) reviewing our overall corporate governance and recommending improvements to our Board of Directors from time to time.
As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. domestic companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on Nasdaq, please see Item 16G of this Annual Report.
D. Employees
We have only one direct employee while our four executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2016, 2017 and 2018, we employed 131, 154 and 173 sea going employees, indirectly through our sub-managers.
E. Share Ownership
The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth the beneficial ownership of our common shares, as of March 26, 2019, held by: (i) each person or entity that we know beneficially owns 5% or more of our common stock and (ii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class
Lax Trust (1)	46,427,516	65.0%

_________
(1)
The above information is derived, in part, from the Schedule 13D/A filed with the SEC on March 12, 2019. The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The above percentage ownership is based on 71,391,967 common shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 24,964,467 common shares outstanding, (ii) 5,187,500 common shares issuable upon the exercise of all of the 1,250,000 2014 Warrants currently held by Race Navigation and (iii) 41,240,000 common shares issuable upon the conversion of $24.7 million of outstanding debt held by Family Trading Inc. under the Amended and Restated Family Trading Credit Facility, all figures being as of March 12, 2019. The Lax Trust may also be deemed to hold all of the 100,000 outstanding shares of our Series D Preferred Stock.  Each Series D Preferred Share carries 1,000 votes.  By its ownership of 100% of our Series D Preferred Shares, Lax Trust has control over our actions.

As of March 26, 2019, we had 5 shareholders of record, 2 of which was located in the United States and held an aggregate of 24,964,462.000 shares of our common stock, representing 99.99998% of our outstanding shares of common stock. However, the U.S. shareholder of record is Cede & Co., which held shares of our common stock. We believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B. Related Party Transactions
Please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties."
Newbuilding Acquisitions
Between February 2018 and January 2019, we entered into a series of transactions regarding the purchase of our newbuilding and joint venture vessels. For more information, please see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments."
Central Mare Letter Agreement, Management Agreements, and Other Agreements:
On September 1, 2010, we entered into separate agreements with Central Mare pursuant to which Central Mare furnishes our executive officers to us. On January 1st 2019 Central Mare reduced the fees we pay for the provision of our executive officers to $0.03 million per month.

Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements
On March 10, 2014, we entered into (i) a letter agreement, or the Letter Agreement, with CSM, a related party affiliated with the family of Mr. Evangelos J. Pistiolis and (ii) management agreements between CSM and our vessel-owning subsidiaries.
The Letter Agreement can only be terminated on eighteen months' notice, subject to a termination fee equal to twelve months of fees payable under the Letter Agreement. Pursuant to the New Letter Agreement, as well as management agreements between CSM and our vessel-owning subsidiaries, from March 10, 2018 we pay a technical management fee of $595 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $328 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the management agreements provide for payment to CSM of: (i) $541 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels and (iv) a commission of 0.2% on derivative agreements and loan financing or refinancing. CSM will also perform supervision services for all of our newbuilding vessels while the vessels are under construction, for which we will pay CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.
CSM provides at cost, all accounting, reporting and administrative services.
The Letter Agreement and the management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination.
Pursuant to the terms of the management agreements, all fees payable to CSM are adjusted annually according to the U.S. Consumer Price Inflation of the previous year.
Central Shipping Inc New Letter Agreement and Management Agreements
On January 1, 2019, we terminated the Letter Agreement with Central Shipping Monaco without incurring any penalties and on the same date we entered into a new letter agreement, or the New Letter Agreement, with Central Shipping Inc (“CSI”), a related party controlled by the family of Mr. Evangelos Pistiolis, and on the same date we entered into management agreements between CSI and its vessel-owning subsidiaries.

The New Letter Agreement can only be terminated on eighteen months’ notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement.

Pursuant to the New Letter Agreement, management fees remain the same except for the fact that the technical and the commercial management fees have been consolidated into one daily management fee and this has been reduced from $923 to $550 per day. Furthermore the fee per day for superintendent visits has been reduced from $541 to $500.

The New Letter Agreement and the management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen month advance notice of termination.

Family Trading facility and assumption of liabilities
On October 1, 2010, we entered into a bareboat charter agreement to lease the vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011, we terminated the bareboat charter agreement resulting in a termination fee of $5.8 million ("the Delos Termination Fee") that remained outstanding until December 31, 2012. On January 1, 2013, we entered into an agreement with the owner of M/T Delos for the repayment of the remaining balances of the Delos Termination Fee. On December 10, 2015, the owner of M/T Delos notified us that the outstanding balance of the Delos Termination Fee was immediately due and payable, since we had been delaying the installments as per the agreed repayment schedule. On January 12, 2016, Family Trading, a related party owned by the Lax Trust, assumed the outstanding balance of the Delos Termination Fee that amounted to $3.8 million (the "Family Trading transaction"). As consideration for the assumption of this liability, Family Trading on January 12, 2016 received 7 of our common shares. This transaction was approved by a special committee of our independent directors. Furthermore on December 23, 2015 we entered into an agreement for an unsecured revolving credit facility with Family Trading for up to $15 million to be used to fund our newbuilding program and working capital relating to our operating vessels. As of the date of this annual report there have been various amendments and addendums to the Family Trading facility (see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities.").
Charter Party with Central Tankers Chartering Inc
On September 1, 2017 we entered into a time charter party with Central Tankers Chartering Inc (“Central Tankers Chartering”), a related party affiliated with the family of Evangelos J. Pistiolis, for the vessel M/T Eco Palm Desert. The time charter is for a firm period of three years at a daily rate of $14,750 with two optional years at daily rates of $15,250 and $15,750 respectively, at Central Tankers Chartering’s option.

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
On August 1, 2017, we received a subpoena from the U.S. Securities and Exchange Commission (“SEC”) requesting certain documents and information in connection with offerings made by us between February 2017 and August 2017. We provided the requested information to the SEC in response to that subpoena. On September 26, 2018 and on October 5, 2018 we received two additional subpoenas from the SEC requesting certain documents and information in connection with the previous subpoena we received on August 1, 2017. We are providing the requested information to the SEC in response to that subpoena. The SEC investigation is ongoing and we continue to cooperate with the SEC in its investigation. We are unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation or what impact, if any, the cost of responding to the SEC’s investigation or its ultimate outcome might have on our financial position, results of operations or liquidity.
On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JFB)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) us and two of our executive officers. The complaint is brought on behalf of an alleged class of those who purchased our common stock between January 17, 2017 and August 22, 2017, and alleges that we and two of our executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016 (JFB)(SIL)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder.  By order dated July 20, 2018, the court consolidated the two actions under docket no. 2:17-cv-04987 and appointed lead plaintiffs for the consolidated action. On September 18, 2018 the lead plaintiffs filed a consolidated amended complaint. The amended complaint purports to be brought on behalf of shareholders who purchased our common stock between November 23, 2016 and April 3, 2018, makes allegations similar to those made in the original complaints, seeks similar reliefs as the original actions, and alleges that some or all the defendants violated sections 9, 10(b), 20(a), and/or 20A of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. All defendants filed motions to dismiss the amended complaint on March 25, 2019.  Plaintiffs’ oppositions to the motions to dismiss are due on May 24, 2019, and Defendants’ replies in further support of the motions to dismiss are due on June 28, 2019. By letter dated January 2, 2019, certain co-defendants in the class action litigation (Kalani Investments Ltd. (“Kalani”), Murchinson Ltd. and Marc Bistricer) requested that we indemnify and hold them harmless against all losses, including reasonable costs of defense, arising from the litigation, pursuant to the provisions of the Common Stock Purchase Agreement between us and Kalani. We acknowledged receipt of this indemnification request by letter dated February 20, 2019, and reserved all of our rights. We and our management believe that the allegations in the complaints are without merit and plan to vigorously defend against the allegations.

Dividend Distribution Policy
The declaration and payment of any future special dividends shall remain subject to the discretion of our Board of Directors and shall be based on general market and other conditions including our earnings, financial strength and cash requirements and availability. Further, pursuant to the AT Bank Bridge Facility we cannot pay any dividends to any class of our common stock until the facility is fully repaid (the facility matures in March 31, 2020).
B. Significant Changes
All significant changes have been included in the relevant sections.
ITEM 9. THE OFFER AND LISTING.
Not applicable except for Item 9.A.4. and Item 9.C.
Share History and Markets
Since July 23, 2004, the primary trading market for our common shares has been Nasdaq on which our shares are now listed under the symbol "TOPS."
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
Authorized Capitalization
Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 24,964,467 shares were issued and outstanding as of March 26, 2019 and 20,000,000 preferred shares with par value of $0.01 and 100,000 Series D Preferred Shares are issued and outstanding as of March 26,, 2019. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.
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

As of March 26,, 2019, there were also (i) 1,976,389  2014 Warrants outstanding, with each warrant currently having an exercise price of $0.70 per common share and entitling its holder to purchase 3.56 common shares, as may be further adjusted. Pursuant to the terms of the 2014 Warrants, holders have the right, but not the obligation, to, in any exercise of 2014 Warrants, to use the Conversion Ratio and purchase such proportionate number of common shares based on the variable price in effect on the date of exercise.  If using the Conversion Ratio, as of March 26, 2019, each 2014 Warrant has an exercise price of $0.61 per common share and entitles its holder to purchase 4.09 common shares, as may be further adjusted. The Conversion Ratio is subject to certain adjustments pursuant to the Series C Statement of Designation. For more information, please see the Series C Statement of Designation, which was filed as an exhibit to our Current Report on Form 6-K with the SEC on February 21, 2017.
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
Description of Series B Convertible Preferred Shares
On November 22, 2016, we completed a private placement of up to 3,160 Series B Convertible Preferred Shares for an aggregate principal amount of up to $3.0 million. The Selling Securityholder purchased 1,579 Series B Convertible Preferred Shares at the initial closing of the Transaction and 527 Series B Convertible Preferred Shares on November 28, 2016 for a total of $2.0 million. The Selling Securityholder waived the right to purchase any additional Series B Preferred Shares. The description of the Series B Preferred Shares is incorporated by reference from our registration statement on Form F-3 (333-215577). The description of the Series B Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement, Certificate of Designation of the Series B Convertible Preferred Shares and Registration Rights Agreement entered into in connection with the private placement. Copies of the Securities Purchase Agreement, Certificate of Designation of the Series B Convertible Preferred Shares and Registration Rights Agreement have been filed as exhibits to our Report on Form 6-K filed with the Commission on November 23, 2016. The waiver agreement was filed as an exhibit to our Report on Form 6-K filed with the Commission on January 10, 2017. As of August 15, 2017, we have issued 18,026 common shares in connection with the conversions of all of our Series B Convertible Preferred Shares, and there are currently no Series B Convertible Preferred Shares outstanding.

Description of Series C Convertible Preferred Shares
On February 17, 2017, we closed a private placement with a non-U.S. institutional investor for the sale of 7,500 newly issued Series C Convertible Preferred Shares, which are convertible into our common shares, for $7.5 million pursuant to a securities purchase agreement, or the Series C Transaction.  The description of the Series C Preferred Shares is incorporated by reference from our registration statement on Form F-3 (333-215577). The description of the Series C Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement and Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Shares entered into in connection with the private placement. Copies of the Securities Purchase Agreement and Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Shares have been filed as exhibits to our Report on Form 6-K filed with the Commission on February 21, 2017. As of November 8, 2017, we have issued 904,646 common shares in connection with the conversions of all our Series C Convertible Preferred Shares, and there are currently no Series C Convertible Preferred Shares outstanding.
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
On April 21, 2017, we were informed by ABN Amro Bank that we were in breach of a loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of our outstanding Common Shares. ABN Amro Bank requested that either the family of Mr. Evangelos Pistiolis maintain an ownership interest of at least 30% of the outstanding common shares or maintain a voting rights interest of above 50% in us. In order to regain compliance with the loan covenant, we issued the Series D Preferred Shares.
The Series D Preferred Stock has the following characteristics:
Conversion. The Series D Preferred Shares are not convertible into common shares.
Voting. Each Series D Preferred Share has the voting power of 1,000 common shares.
Distributions. The Series D Preferred Shares shall have no dividend or distribution rights.
Maturity.  The Series D Preferred Shares shall expire and all outstanding Series D Preferred Shares shall be redeemed by us for par value on the date the currently outstanding loans with ABN Amro Bank and NORD/LB, or loans with any other financial institution, which contain covenants that require that any member of the family of Mr. Evangelos Pistiolis, maintain a specific minimum ownership interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of our issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable.
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
Shareholders' Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. On November 20, 2014, we amended our Amended and Restated By-Laws to provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders' derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other of our employees or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants.
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
Business Combinations

Our Third Amended and Restated Articles of Incorporation include provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:
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
Stockholders Rights Agreement
On September 14, 2016, our Board of Directors declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of September 22, 2016, or the Rights Agreement, by and between us and Computershare Trust Company, N.A. (now taken over by our new transfer agent, AST), as rights agent.

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
The Rights. The Rights trade with, and are inseparable from, our common shares. The Rights are evidenced only by certificates that represent our common shares. New Rights will accompany any new of our common shares issued after October 5, 2016 until the Distribution Date described below.
Exercise Price. Each Right allows its holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock, or a Series A Preferred Share, for $50.00, or the Exercise Price, once the Rights become exercisable. This portion of a Series A Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
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
The date when the Rights become exercisable is the "Distribution Date." Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

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

•	entitle holders to one vote on all matters submitted to a vote of our shareholders.
The value of one one-thousandth interest in a Series A Preferred Share should approximate the value of one common share.
Consequences of a Person or Group Becoming an Acquiring Person.
•
Flip In.  If an Acquiring Person obtains beneficial ownership of 15% or more of our common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares (or, in certain circumstances, cash, property or other of our securities) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by us, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.
•
Flip Over. If, after an Acquiring Person obtains 15% or more of our common shares, (i) we merge into another entity; (ii) an acquiring entity merges into us; or (iii) we sell or transfer 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

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

Redemption. Our Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if we have a stock dividend or a stock split.
Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common shares, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, we may elect to exchange the Rights for cash or other of our securities having a value approximately equal to one common share.

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
2014 Warrants
Our 2014 Warrants contain certain anti-dilution provisions, which were triggered as a result of the reverse stock split, Series B Transaction, the Equity Line Offering, Series C Transaction, First Purchase Agreement, Second Purchase Agreement and Amended Family Trading Credit Facility. As of  March 26, 2019, the exercise price of our outstanding 2014 Warrants was $0.70 per warrant and each warrant could buy 3.56 common shares. Also, each warrant holder could, in its sole discretion, replace the fixed exercise price with a variable exercise price currently 75% of the lowest daily VWAP of our common shares over the 21 consecutive trading days expiring on the trading day immediately prior to the date of delivery of an exercise notice (but in no event can this variable exercise price be less than $0.25) and buy a proportionate number of common shares based on the variable price in effect on the date of exercise.  If using the aforementioned variable exercise price, as of March 26, 2019, each 2014 Warrant has an exercise price of $0.61 and entitles its holder to purchase 4.09 common shares, as may be further adjusted. As of March 26, 2019, an aggregate 3,353,611 2014 Warrants have been exercised for a total issuance of 219,251 common shares.
C. Material Contracts
We refer you to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities," "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Leases," "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Financing Commitments under Sale and Leaseback Arrangements," and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a discussion of our material agreements that we have entered into outside the ordinary course of our business.
Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.
D Exchange controls
The Marshall Islands impose no exchange controls on non-resident corporations.

E. Taxation
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an "applicable financial statement" and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who own hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of common stock.
Marshall Islands Tax Consequences
We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.
U.S. Federal Income Tax Consequences
The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non-U.S. Holders, each as defined below, of our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (the "Treasury Regulations"), all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in "Item 4. Information on the Company—B. Business Overview." above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP Ships Inc. and its subsidiaries on a consolidated basis.
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
Based on information provided in Schedule 13D and Schedule 13G filings with the SEC and ownership certificates that we obtained from certain of our shareholders, we believe that we meet the Publicly Traded Test for the taxable year 2018 and intend to take this position on our U.S. federal income tax return or the 2018 year.  A, as discussed below, this is a factual determination made on an annual basis, and no assurance can be given that we will satisfy the Publicly-Traded Test in future taxable years. We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test.
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
For the 2018 taxable year, we believe that the 5% Override Rule was not triggered as less than 50% or more of the vote and value of our common stock was owned by 5% Shareholders on more than half of the days during the taxable year. Therefore, we intend to take the position for U.S. federal income tax reporting purposes that we are not subject to U.S. federal income taxation for the 2018 taxable year because more than 50% of our stock was not owned by non-qualified shareholders that each held 5% or more of our stock.  However, due to the factual nature of the issues, we may not qualify for the benefits of Section 883 of the Code for any future taxable year
Taxation in the Absence of Exemption under Section 883 of the Code
To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a rate of 21%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
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
We believe that we were not a PFIC for our 2014 through 2018 taxable years, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2018 taxable year, any dividends paid by us during 2018 and 2019 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to "qualified dividend income" will be taxed as ordinary income to a U.S. Non-Corporate Holder.
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

We believe that we were not a PFIC for our 2014 through 2018 taxable years because we had no bareboat chartered vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC.  The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.
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
If we were to be treated as a PFIC, a U.S. Holder would be required to file, with respect to taxable years ending on or after December 31, 2013, IRS Form 8621 to report certain information regarding us.
A U.S. Holder who held our common stock during any period in which we were treated as a PFIC and who neither made a QEF Election nor a Mark-to-Market Election may continue to be subject to the Default PFIC Regime, notwithstanding that we are no longer a PFIC. If you are a U.S. Holder who held our common shares during any period in which we were a PFIC but failed to make either of the foregoing elections, you are strongly encouraged to consult your tax advisor regarding the U.S. federal income tax consequences to you of holding our common stock in periods in which we are no longer a PFIC.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.

H. Documents on Display
We file annual reports and other information with the SEC. Our SEC filings are available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.topships.org.
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
Interest Rate Risk
As of the date of this report we are exposed to interest rate risk in relation to our floating rate indebtedness  (See "Item 18. Financial Statements—Note 9—Debt"). We may be subject to additional market risks relating to changes in interest rates when we take on additional indebtedness. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements as of December 31, 2018 (in thousands of U.S. dollars).
SWAP Number (Nr)	Counterparty	Notional amount as of December 31, 2018	Start Date	End Date	Fixed Rate Payable	Fair Value – Liability as of December 31, 2018
1	ABN Amro	15,663	April 13, 2018	July 13, 2021	1.4425%	459
2	ABN Amro	16,575	December 21, 2016	January 13, 2022	2.0800%	231
3	ABN Amro	15,050	December 21, 2016	August 10, 2022	2.1250%	205
4	NORD/LB Bank	18,071	May 17, 2017	May 17, 2023	2.1900%	259
5	Alpha Bank	20,700	March 29, 2018	February 25, 2025	2.9700%	(359)
	Total	86,059				795

Under all above swap transactions, each bank effects quarterly floating-rate payments to us for the relevant amount based on the three-month USD LIBOR, and we effect quarterly payments to each bank on the relevant amount at the respective fixed rates.

As of December 31, 2018, our total indebtedness excluding unamortized financing fees and debt discounts was $152.3 million, of which $86.1 million was covered by the interest rate swap agreements described above and $24.7 million refers to the Amended and Restated Family Trading Credit Facility the interest rate of which does not fluctuate. As set forth in the above table, as of December 31, 2018, we paid fixed rates ranging from 1.4425% to 2.9700% and received floating rates on the SWAPs that are based on three month LIBOR. As of December 31, 2018, our interest rate swap agreements are, on an average basis, below the prevailing three month LIBOR rates over which our loans are priced. Accordingly, the effect of these interest rate swap agreements in the year ended December 31, 2018 has been to increase our gains on financial instruments.
Based on the amount of our outstanding indebtedness, not covered by interest rate swaps, as of December 31, 2018, a hypothetical one percentage point increase in the three month U.S. dollar LIBOR would increase our interest rate expense for 2019, on an annualized basis, by approximately $0.4 million. Based on the amount of our outstanding indebtedness, not covered by interest rate swaps, as of December 31, 2017, a hypothetical one percentage point increase in the three month U.S. dollar LIBOR would have increased our interest rate expense for 2018, on an annualized basis, by approximately $0.2 million.
Foreign Exchange Rate Fluctuation
We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2018, approximately 96.5% of our expenses were in U.S. Dollars, 3.1% were in Euro and approximately 0.4% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.
Based on our total expenses for the year ended December 31, 2018, and using as an average exchange rate of $1.1784 to €1, a 5% decrease in the exchange rate to $1.1195 to €1 would result in an expense saving of approximately $0.08 million. Based on our total expenses for the year ended December 31, 2017, and using as an average exchange rate of $1.1295 to €1, a 5% decrease in the exchange rate to $1.0730 to €1 would have resulted in an expense saving of approximately $0.06 million.
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
On September 14, 2016, we have adopted a Stockholders Rights Agreement, pursuant to which each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third-party seeks to acquire control of a substantial block of our common stock without the approval of our Board of Directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement" included in this annual report for a description of our Stockholders Rights Agreement.
Please also see "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of holders of our Series B and Series C Convertible Preferred Shares and Series D Preferred Shares relative to the rights of holders of shares of our common stock.

ITEM 15. CONTROLS AND PROCEDURES
a) Disclosure Controls and Procedures
Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2018.
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
Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2018.
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
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2018.
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

ITEM 16B. CODE OF ETHICS
Our Board of Directors has adopted a Corporate Code of Business Ethics and Conduct that applies to all employees, directors and officers, which complies with applicable guidelines issued by the SEC. The finalized Code of Ethics has been approved by our Board of Directors and was distributed to all employees, directors and officers. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Mr. Alexandros Tsirikos at our registered address and phone number.
ITEM 16C. PRINCIPAL AUDITOR FEES AND SERVICES
Aggregate fees billed to us for the years ended December 2017 and 2018 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of interim financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. For 2017 and 2018, no other non-audit, tax or other fees were charged.
U.S. dollars in thousands,	Year Ended
	2017	2018
Audit Fees	274.1	218.1
Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16D. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
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
ITEM 16H. MINE SAFETY DISCLOSURE
Not Applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18.
ITEM 18. FINANCIAL STATEMENTS
The financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19. EXHIBITS
Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of TOP Ships Inc. (1)

1.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (2)

1.3	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 15, 2016 (3)

1.4	Certificate of Correction to the Third Amended and Restated Articles of Incorporation, dated February 14, 2017 (66)

1.5	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated May 10, 2017 (67)

1.6	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated June 22, 2017 (68)

1.7	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 2, 2017 (69)

1.8	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated October 5, 2017 (70)

1.9	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated March 23, 2018 (71)

1.10	Amended and Restated By-Laws of the Company (4)

1.11	Amendment No. 1 to the Amended and Restated By-Laws (5)

2.1	Form of Share Certificate (6)

2.2	Form of Warrant Certificate (7)

2.3	Form of Warrant Agreement to Purchase Common Shares, dated June 11, 2014 (8)

2.4	Form of Representative's Warrant Agreement to Purchase Common Shares, dated June 11, 2014 (9)

2.5	Form of Warrant Agreement to Purchase Common Shares, dated October 24, 2018 (64)

2.6	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of TOP Ships Inc. (10)

2.7	Certificate of Designations of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of TOP Ships Inc. (11)

2.8	Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of TOP Ships Inc. (12)

2.9	Statement of Designations, Preferences and Rights of the Series D Preferred Stock of TOP Ships Inc. (13)

4.1	TOP Ships Inc. 2015 Stock Incentive Plan (14)
4.2	Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (15)

4.3	Securities Purchase Agreement by and between the Company and YA II CD, Ltd., dated November 22, 2016 (16)
4.4	Registration Rights Agreement by and between the Company and YA II CD, Ltd., dated November 22, 2016 (17)

4.5	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Technical Officer (72)

4.6	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Executive Vice-President and Chairman (73)

4.7	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of President and Chief Executive Officer (74)

4.8	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Financial Officer (75)

4.9	Letter Agreement with Central Shipping Monaco SAM, dated March 10, 2014 (18)

4.10	Form of Management Agreement with Central Shipping Monaco SAM (19)

4.11	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (20)

4.12	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (21)

4.13	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Energy (22)

4.14	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (23)

4.15	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (24)

4.16	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Evolution (25)

4.17	Secured Term Loan Facility dated July 9, 2015 between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited and ABN Amro Bank N.V. (26)

4.18
Amending and Restating Agreement, dated September 28, 2015, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, and ABN Amro Bank N.V. (27)

4.19
Amending and Restating Agreement, dated August 1, 2016, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, Monte Carlo Lax Shipping Company Limited and ABN Amro Bank N.V. (28)

4.20
Supplemental Agreement, dated July 28, 2017, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, Monte Carlo Lax Shipping Company Limited and ABN Amro Bank N.V. (76)

4.21	Letter Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (29)

4.22	Amendment to the Letter Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (30)

4.23	Loan Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (31)

4.24	Term Sheet dated April 4, 2016 between TOP Ships Inc. and Norddeutsche Landesbank Girozentrale (32)

4.25	Loan Agreement dated May 11, 2016 between Monte Carlo Seven Shipping Company and Norddeutsche Landesbank Girozentrale (33)

4.26	Loan Agreement dated July 20, 2016 between Eco Seven Inc. and Alpha Bank A.E. (77)

4.27	First Supplemental Agreement, dated August 1, 2017, relating to a Loan Agreement dated July 20, 2016, among Alpha Bank A.E., Eco Seven Inc., Central Mare Inc. and TOP Ships Inc. (78)

4.28	Shipbuilding Contract relating to Hull No. S443, dated November 21, 2016, between City of Athens Inc. and Hyundai Mipo Dockyard Co., Ltd. (79)

4.29	Common Stock Purchase Agreement, dated February 2, 2017, between TOP Ships Inc. and Kalani Investments Limited (34)

4.30	Amendment No. 1 to Common Stock Purchase Agreement, dated March 17, 2017, between TOP Ships Inc. and Kalani Investments Limited (35)

4.31	Amendment No. 2 to Common Stock Purchase Agreement, dated March 27, 2017, between TOP Ships Inc. and Kalani Investments Limited (36)

4.32	Amendment No. 3 to Common Stock Purchase Agreement, dated April 4, 2017, between TOP Ships Inc. and Kalani Investments Limited (37)

4.33	Amendment No. 4 to Common Stock Purchase Agreement, dated April 27, 2017, between TOP Ships Inc. and Kalani Investments Limited (38)

4.34	Note Purchase Agreement, dated February 6, 2017, between TOP Ships Inc. and Kalani Investments Limited (39)

4.35	Unsecured Promissory Note of TOP Ships Inc., dated February 6, 2017 (40)

4.36	Form of securities purchase agreement between TOP Ships Inc. and a non-U.S. institutional investor (41)

4.37	Share Purchase Agreement, dated February 20, 2017, between Malibu Shipmanagement Co. and Style Maritime Ltd. (42)

4.38	Addendum No. 1 to Share Purchase Agreement, dated March 30, 2017, between Malibu Shipmanagement Co. and Style Maritime Ltd. (80)

4.39	Addendum No. 2 to Share Purchase Agreement, dated May 17, 2017, between Malibu Shipmanagement Co. and Style Maritime Ltd. (81)

4.40	Addendum No. 3 to Share Purchase Agreement, dated January 31, 2018, between Malibu Shipmanagement Co. and Style Maritime Ltd. (82)

4.41	Shipbuilding Contract relating to Hull No. S444, dated February 20, 2017, between Eco Nine Inc. and Hyundai Mipo Dockyard Co., Ltd. (83)

4.42	Amended and Restated Loan Agreement, dated February 21, 2017, between TOP Ships Inc. and Family Trading Inc. (43)

4.43	Note Purchase Agreement, dated March 21, 2017, between TOP Ships Inc. and Kalani Investments Limited (44)

4.44	Unsecured Promissory Note of TOP Ships Inc., dated March 22, 2017 (45)

4.45	Note Purchase Agreement, dated March 28, 2017, between TOP Ships Inc. and Kalani Investments Limited (46)

4.46	Unsecured Promissory Note of TOP Ships Inc., dated March 28, 2017 (47)

4.47	Share Purchase Agreement, dated March 30, 2017, between Fly Free Company and Lyndon International Co. (84)

4.48	Addendum No. 1 to Share Purchase Agreement, dated June 14, 2017, between Fly Free Company and Lyndon International Co. (85)

4.49	Share Purchase Agreement, dated March 30, 2017, between Maxima International Co. and Gramos Shipping Company Inc. (86)

4.50	Addendum No. 1 to Share Purchase Agreement, dated June 14, 2017, between Maxima International Co. and Gramos Shipping Company Inc. (87)

4.51	Note Purchase Agreement, dated April 5, 2017, between TOP Ships Inc. and Kalani Investments Limited (48)

4.52	Unsecured Promissory Note of TOP Ships Inc., dated April 5, 2017 (49)

4.53	Shipbuilding Contract relating to Hull No. 2648, dated April 20, 2017, between Astarte International Inc. and Hyundai Mipo Dockyard Co., Ltd. (88)

4.54	Note Purchase Agreement, dated May 15, 2017, between TOP Ships Inc. and Xanthe Holdings Ltd (50)

4.55	Unsecured Promissory Note of TOP Ships Inc., dated May 15, 2017 (51)

4.56	Joint Venture Agreement, dated July 7, 2017, between Lyndon International Co. and Just-C Limited (89)

4.57	Joint Venture Agreement, dated July 7, 2017, between Gramos Shipping Company Inc. and Just-C Limited (90)

4.58	Unsecured Promissory Note of TOP Ships Inc., dated September 15, 2017 (52)

4.59	Stock Purchase Agreement, dated May 8, 2017, between TOP Ships Inc. and Tankers Family Inc (53)

4.60	Facility Agreement, dated September 5, 2017, between TOP Ships Inc., Astarte International Inc. and Amsterdam Trade Bank N.V. for up to $23,500,000 Loan Facility (91)

4.61	Facility Agreement, dated September 5, 2017, between TOP Ships Inc., Astarte International Inc. and Amsterdam Trade Bank N.V. for up to $8,993,100 Loan Facility (92)

4.62	Shipbuilding Contract relating to Hull No. 8218, dated October 31, 2017, between PCH77 Shipping Company Limited and Hyundai Mipo Dockyard Co., Ltd. (93)

4.63	Common Stock Purchase Agreement, dated November 7, 2017, between TOP Ships Inc. and Crede CG III, Ltd. (54)

4.64	Note Purchase Agreement, dated November 13, 2017, between TOP Ships Inc. and Crede Capital Group LLC (55)

4.65	Unsecured Promissory Note of TOP Ships Inc., dated November 13, 2017 (56)

4.66	Common Stock Purchase Agreement, dated December 11, 2017, between TOP Ships Inc. and Crede CG III, Ltd. (57)

4.67	Note Purchase Agreement, dated December 14, 2017, between TOP Ships Inc. and Crede Capital Group LLC (58)

4.68	Unsecured Promissory Note of TOP Ships Inc., dated December 14, 2017 (59)

4.69	Amendment, dated January 5, 2018, between TOP Ships Inc. and Crede Capital Group Inc. to Note Purchase Agreement dated December 14, 2017 (60)

4.70	Unsecured Promissory Note of TOP Ships Inc., dated January 5, 2018 (61)

4.71	Shipbuilding Contract relating to Hull No. 8242, dated January 9, 2018, between PCH Dreaming Inc. and Hyundai Mipo Dockyard Co., Ltd. (94)

4.72	Shipbuilding Contract relating to Hull No. S874, dated January 9, 2018, between South California Inc. and Hyundai Samho Heavy Industries Co., Ltd. (95)

4.73	Shipbuilding Contract relating to Hull No. S875, dated January 9, 2018, between Malibu Warrior Inc. and Hyundai Samho Heavy Industries Co., Ltd. (96)

4.74	Share Purchase Agreement, dated January 31, 2018, between Ships International Inc. and TOP Ships Inc. regarding Hull No. S875 (97)

4.75	Share Purchase Agreement, dated January 31, 2018, between Ships International Inc. and TOP Ships Inc. regarding Hull No. 8242 (98)

4.76	Share Purchase Agreement, dated January 31, 2018, between Ships International Inc. and TOP Ships Inc. regarding Hull No. S874 (99)

4.77	Confirmation of Interest Rate Swap Transaction dated as of March 29, 2017 between Norddeutsche Landesbank Gironzentrale and Monte Carlo Seven Shipping Limited

4.78	Confirmation of Interest Rate Swap Transaction dated as of March 29, 2018, between Alpha Bank A.E. and Eco Seven Inc.

4.79	2nd Amended and Restated Family Trading Credit Facility, dated September 27, 2018 (100)

4.80	Addendum dated October 30, 2018 to the 2nd Amended and Restated Family Trading Credit Facility (101)

4.81	Addendum dated December 31, 2018 to the 2nd Amended and Restated Family Trading Credit Facility (102)

4.82	Addendum dated January 22, 2019 to the 2nd Amended and Restated Family Trading Credit Facility (103)

4.83	Securities Purchase Agreement dated as of October 24, 2018, between Top Ships Inc. and CVI Investments, Inc. (62)

4.84	Placement Agency Agreement dated as of October 24, 2018, between Maxim Group LLC and Top Ships Inc. (63)

4.85	Warrant Exchange and Exercise Agreement dated as of January 10, 2019, among Top Ships, Inc. and CVI Investments, Inc. (65)

4.86	$10,140,000 Loan Agreement between Alpha Bank A.E., as lender and PCH Dreaming Inc. as borrower, dated as of July 11, 2018

4.87	Memorandum of Agreement in respect of M/T Eco Bel Air, dated as of December 3, 2018

4.88	Bareboat Charter in respect of M/T Eco Bel Air, dated as of December 3, 2018

4.89	Guarantee dated as of December 3, 2018 between Top Ships Inc., as guarantor, and Sea 103 Leasing Co., as owner relating to a Bareboat Charter of M/T Eco Bel Air

4.90	Memorandum of Agreement in respect of M/T Eco Beverly Hills, dated as of December 3, 2018

4.91	Bareboat Charter in respect of M/T Eco Beverly Hills, dated as of December 3, 2018

4.92	Guarantee dated as of December 3, 2018 between Top Ships Inc., as guarantor, and Sea 104 Leasing Co., Limited, as owner, relating to a Bareboat Charter of M/T Eco Beverly Hills

4.93
$23,500,000 loan facility agreement dated as of September 5, 2017, among Astarte International Inc., as borrower, Amsterdam Trade Bank N.B., as arranger, the lenders thereto, Amasterdam Trade Bank N.V., as agent and security agent, and Top Ships Inc., as guarantor

4.94
Supplemental Agreement dated as of June 1, 2018, to $23,500,000 loan facility agreement among Astarte International Inc., as borrower, Amsterdam Trade Bank N.B., as arranger, the lenders thereto, Amasterdam Trade Bank N.V., as agent and security agent, and Top Ships Inc., as guarantor

4.95
$10,140,000 loan facility agreement dated as of June 1, 2018, among PCHH77 Shipping Company Limited, as borrower, Amsterdam Trade Bank N.V., as arranger, the lenders thereto, Amsterdam Trade Bank N.V., as agent and security agent, and Top Ships Inc. and Asparte International Inc., as guarantors

4.96	Bareboat Charter in respect of M/T Nord Valiant, dated as of December 21, 2018

4.97	Additional Clauses to Bareboat Charter in respect of M/T Nord Valiant, dated as of December 21, 2018

4.98	Guarantee dated as of December 21, 2018, between Top Ships Inc., as guarantor, and Xiang T89 HK International Ship Lease Co., Limited, as owner, in respect of the M/T Nord Valiant

4.99	Memorandum of Agreement in respect of Hull No. 8218 (TBN Eco California), dated as of December 21, 2018

4.100	Bareboat Charter in respect of Hull No. 8218 (TBN Eco California), dated as of December 21, 2018

4.101	Additional Clauses to Bareboat Charter in respect of M/T Nord Valiant, dated as of December 21, 2018

4.102	Guarantee dated as of December 21, 2018, between Top Ships Inc., as guarantor, and Xiang T88 HK International Ship Lease Co., Limited, as owner, in respect of the M/T Eco California

4.103	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Energy

4.104	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Elegance

4.105	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull 8242 (TBN Eco Marina Del Rey)

4.106	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Eco Fleet

4.107	Management Agreement dated as of January1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Evolution

4.108	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S874 (TBN Eco Bel Air)

4.109	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Excellence

4.110	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Nord Valiant

4.111	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Eco California

4.112	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Eco Revolution

4.113	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S875 (TBN Eco Beverly Hills)

4.114	Management Agreement dated as of January 11, 2019 with Central Shipping Inc., in respect of M/T Eco Palm Desert

4.115	Fifth Amendment to the Agreement for Provision of Personnel, dated January 1, 2019, between Top Ships Inc. and Central Mare Inc.

4.116	Letter Agreement from Central Shipping Inc. to Top Ships Inc. dated as of January 1, 2019, in respect of provision of management services

4.117
Facility Agreement for up to $10,500,000 Revolving Credit Facility, among Top Ships Inc., as borrower, Amsterdam Trade Bank N.V., as arranger, the lenders thereto, Amsterdam Trade Bank N.V., as agent and security agent and Astarte International Inc., as guarantor

4.118	Note Purchase Deed among Top Ships Inc., Amsterdam Trade Bank N.V., the note purchasers party thereto, and Astarte International Inc., dated as of March 21, 2019

4.119	Addendum No. 1 dated as of March 12, 2019 to MOA in respect of Hull No. 8242 (TBN Eco Marina Del Rey)

8.1	List of subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer

13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Accounting Firm

101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2017 and 2018; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2016, 2017 and 2018; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2016, 2017 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018; and (v) Notes to Consolidated Financial Statements

__________________
(1)	Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 6-K, filed on June 24, 2011
(2)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K, filed on April 18, 2014
(3)	Incorporated by reference to Exhibit 1.3 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(4)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K filed on March 9, 2007
(5)	Incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on November 28, 2014
(6)	Incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F, filed on June 29, 2009
(7)	Incorporated by reference to Exhibit 2.2 of the Company's Annual Report on Form 20-F, filed on March 14, 2017
(8)	Incorporated by reference to Exhibit 4.3 of the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed on May 9, 2016 (File No. 333-194690)
(9)	Incorporated by reference to Exhibit 4.1 of the Company's Pre-Effective Amendment No. 2 to the Registration Statement on Form F-1, filed on May 13, 2014 (File No. 333-194690)
(10)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K, filed on September 22, 2016
(11)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K, filed on November 23, 2016
(12)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K, filed on February 21, 2017
(13)	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 6-K, filed on May 8, 2017
(14)	Incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(15)	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 6-K, filed on September 22, 2016
(16)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on November 23, 2016
(17)	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 6-K, filed on November 23, 2016

(18)	Incorporated by reference to Exhibit 10.42 of the Company's Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960)
(19)	Incorporated by reference to Exhibit 10.43 of the Company's Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960)
(20)	Incorporated by reference to Exhibit 4.29 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(21)	Incorporated by reference to Exhibit 4.30 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(22)	Incorporated by reference to Exhibit 4.33 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(23)	Incorporated by reference to Exhibit 4.31 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(24)	Incorporated by reference to Exhibit 4.32 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(25)	Incorporated by reference to Exhibit 4.34 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(26)	Incorporated by reference to Exhibit 4.37 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(27)	Incorporated by reference to Exhibit 4.38 the Company's Annual Report on Form 20-F, filed on April 26, 2016
(28)	Incorporated by reference to Exhibit 4.18 of the Company's Annual Report on Form 20-F, filed on March 14, 2017
(29)	Incorporated by reference to Exhibit 4.39 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(30)	Incorporated by reference to Exhibit 4.40 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(31)	Incorporated by reference to Exhibit 4.41 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(32)	Incorporated by reference to Exhibit 4.42 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(33)	Incorporated by reference to Exhibit 10.40 of the Company's Post-Effective Amendment No. 2 to the Registration Statement on Form F-1, filed on June 23, 2016 (File No. 333-194690)
(34)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on February 2, 2017
(35)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 20, 2017
(36)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 27, 2017
(37)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 5, 2017
(38)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 28, 2017
(39)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on February 7, 2017
(40)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on February 7, 2017
(41)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on February 21, 2017
(42)	Incorporated by reference to Exhibit 4.28 of the Company's Annual Report of Form 20-F, filed on March 14, 2017
(43)
Incorporated by reference to Exhibit B of the Schedule 13D/A of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Oscar Shipholding Ltd, Race Navigation Inc., Tankers Family Inc., and the Lax Trust, filed on March 1, 2017

(44)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 22, 2017

(45)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on March 22, 2017
(46)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 28, 2017
(47)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on March 28, 2017
(48)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 5, 2017
(49)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on April 5 2017
(50)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on May 15, 2017
(51)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on May 15, 2017
(52)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on September 15, 2017
(53)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on May 8, 2017
(54)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on November 8, 2017
(55)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on November 14, 2017
(56)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on November 14, 2017
(57)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on December 11, 2017
(58)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on December 15, 2017
(59)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on December 15, 2017
(60)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on January 8, 2018
(61)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on January 8, 2018
(62)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on October 24, 2018
(63)	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 6-K, filed on October 24, 2018
(64)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K, filed on October 24, 2018
(65)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K, filed on January 11, 2019

(66)	Incorporated by reference to Exhibit 1.4 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(67)	Incorporated by reference to Exhibit 1.5 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(68)	Incorporated by reference to Exhibit 1.6 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(69)	Incorporated by reference to Exhibit 1.7 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(70)	Incorporated by reference to Exhibit 1.8 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(71)	Incorporated by reference to Exhibit 1.9 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(72)	Incorporated by reference to Exhibit 4.5 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(74)	Incorporated by reference to Exhibit 4.6 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(74)	Incorporated by reference to Exhibit 4.7 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(75)	Incorporated by reference to Exhibit 4.8 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(76)	Incorporated by reference to Exhibit 4.20 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(77)	Incorporated by reference to Exhibit 4.26 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(78)	Incorporated by reference to Exhibit 4.27 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(79)	Incorporated by reference to Exhibit 4.28 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(80)	Incorporated by reference to Exhibit 4.38 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(81)	Incorporated by reference to Exhibit 4.39 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(82)	Incorporated by reference to Exhibit 4.40 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(83)	Incorporated by reference to Exhibit 4.41 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(84)	Incorporated by reference to Exhibit 4.47 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(85)	Incorporated by reference to Exhibit 4.48 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(86)	Incorporated by reference to Exhibit 4.49 of the Company's Annual Report of Form 20-F, filed on March 29, 2018

(87)	Incorporated by reference to Exhibit 4.50 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(88)	Incorporated by reference to Exhibit 4.53 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(89)	Incorporated by reference to Exhibit 4.56 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(90)	Incorporated by reference to Exhibit 4.57 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(91)	Incorporated by reference to Exhibit 4.60 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(92)	Incorporated by reference to Exhibit 4.61 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(93)	Incorporated by reference to Exhibit 4.62 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(94)	Incorporated by reference to Exhibit 4.71 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(95)	Incorporated by reference to Exhibit 4.72 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(96)	Incorporated by reference to Exhibit 4.73 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(97)	Incorporated by reference to Exhibit 4.74 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(98)	Incorporated by reference to Exhibit 4.75 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(99)	Incorporated by reference to Exhibit 4.76 of the Company's Annual Report of Form 20-F, filed on March 29, 2018
(100)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on October 3, 2018.
(101)
Incorporated by reference to Exhibit F of the Schedule 13D/A of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Race Navigation Inc., Tankers Family Inc., and the Lax Trust, filed on March 12, 2019.

(102)
Incorporated by reference to Exhibit G of the Schedule 13D/A of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Race Navigation Inc., Tankers Family Inc., and the Lax Trust, filed on March 12, 2019.

(103)
Incorporated by reference to Exhibit H of the Schedule 13D/A of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Race Navigation Inc., Tankers Family Inc., and the Lax Trust, filed on March 12, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
TOP SHIPS INC.
(Registrant)

Date: March 27, 2019	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Top Ships Inc.,
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and  subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows, for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 27, 2019

We have served as the Company's auditor since 2006.

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2017 AND 2018

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2017	2018

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	24,081	57
Trade accounts receivable	621	815
Prepayments and other (Note 7)	428	808
Due from related parties (Note 5)	-	75
Inventories (Note 8)	645	587
Prepaid bareboat charter hire (Note 6)	1,656	1,656
Deferred charges (Note 9)	341	-
Restricted cash (Note 6 and 9)	1,283	1,290
Total current assets	29,055	5,288

FIXED ASSETS:

Advances for vessels under construction (Note 4(a))	6,757	38,744
Vessels, net (Note 4(b))	154,935	180,635
Other fixed assets, net	1,042	669
Total fixed assets	162,734	220,048

OTHER NON CURRENT ASSETS:

Prepaid bareboat charter hire (Note 6)	5,278	3,621
Restricted cash (Note 6 and 9)	5,249	6,315
Investments in unconsolidated joint ventures (Note 20)	17,738	22,063
Derivative financial instruments (Note 17)	394	1,153
Total non-current assets	28,659	33,152

Total assets	220,448	258,488

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 9)	9,508	10,210
Short-term debt (Note 9)	10,183	13,416
Due to related parties (Note 5)	120	4,223
Accounts payable	2,799	4,098
Accrued liabilities	1,985	2,957
Unearned revenue	986	-
Current portion of derivative financial instruments (Note 17)	-	1,915
Total current liabilities	25,581	36,819

NON-CURRENT LIABILITIES:

Non-current portion of long term debt (Note 9)	84,258	101,358
Long term debt from related parties (Note 9)	-	15,671
Non-current portion of derivative financial instruments (Note 17)	3,335	359
Total non-current liabilities	87,593	117,388

COMMITMENTS AND CONTINGENCIES (Note 10)

Total liabilities	113,174	154,207

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2017 and 2018 (Note 11)	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 8,923,617 and 23,017,467 shares issued and outstanding at December 31, 2017 and 2018 (Note 11)	89	230
Additional paid-in capital (Note 11)	402,644	411,829
Accumulated deficit	(296,645)	(307,779)

Total stockholders’ equity	106,089	104,281

Non-controlling Interests	1,185	-
Total equity	107,274	104,281

Total liabilities and stockholders’ equity	220,448	258,488

`TOP SHIPS INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (Expressed in thousands of U.S. Dollars – except share and per share data)
	2016	2017	2018

REVENUES:

Time charter revenues	28,433	39,363	39,442
Time charter revenues from related parties	-	-	1,606
Total time charter revenues	28,433	39,363	41,048

EXPENSES:

Voyage expenses (including $358, $487 and $511 respectively, to related party) (Note 14)	736	999	1,020
Bareboat charter hire expenses (Note 6)	6,299	6,282	6,282
Amortization of prepaid bareboat charter hire (Note 6)	1,577	1,657	1,657
Vessel operating expenses (including $104, $136 and $187 respectively, to related party) (Note 14)	9,913	13,444	14,826
Vessel depreciation (Note 4b)	3,467	5,744	6,390
Management fees-related parties (Note 5)	1,824	4,730	7,765
General and administrative expenses	2,906	5,805	6,997
Other operating (income) (Note 18)	(3,137)	(914)	-

Operating income/(loss)	4,848	1,616	(3,889)

OTHER EXPENSES:

Interest and finance costs (including $509, $504 and $1,053 respectively, to related party) (Note 15)	(3,093)	(15,793)	(9,662)
(Loss)/gain on derivative financial instruments (Note 17)	(698)	(301)	1,821
Interest income	-	13	130
Other, net (Note 9)	(5)	1,120	180

Total other expenses, net	(3,796)	(14,961)	(7,531)

Net (loss)/income and comprehensive (loss)/income	1,052	(13,345)	(11,420)
Deemed dividend for beneficial conversion feature of Series B convertible preferred stock (Note 19)	(1,403)	-	-
Equity (loss)/gain in unconsolidated joint ventures	-	(27)	291
Net loss attributable to common shareholders	(351)	(13,372)	(11,129)

Attributable to:
Common stock holders	(351)	(13,404)	(11,134)
Non-controlling interests	-	32	5

Loss per common share, basic and diluted (Note 13)	(15,955)	(12.57)	(0.61)
The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
 (Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares*	Par Value*	Additional Paid in Capital*	Accumulated Deficit attributable to common stockholders	Non-controlling interest	Total
BALANCE, December 31, 2015			11	-	318,446	(284,293)	-	34,153
Net income and comprehensive income		1	-	-	-	1,052	-	1,052
Stock-based compensation (Note 12)				-	239	-	-	239
Common shares issued in exchange of assumption of Delos Termination Fee (Note 5)			8	-	3,796	-	-	3,796
Issuance of common stock due to exercise of 2014 Warrants (Note 11)			12		6,281	-	-	6,281
Deemed dividend for Series B convertible preferred stock’s beneficial conversion feature (Note 19)			-	-	(1,403)	-	-	(1,403)
Beneficial conversion feature of Series B convertible preferred stock (Note 19)			-	-	1,403	-	-	1,403
BALANCE, December 31, 2016			31	-	328,762	(283,241)	-	45,521
Net loss			-	-	-	(13,404)	32	(13,372)
Issuance of common stock pursuant to convertible related party loans (Note 9)			4		2,040	-	-	2,040
Issuance of common stock pursuant to the Common Stock Purchase Agreement (Note 11)			632,775	6	38,383	-	-	38,389
Issuance of common stock pursuant to the Crede Common Stock Purchase Agreement (Note 11)			7,148,889	72	28,561	-	-	28,633
Issuance of common stock pursuant to Series C convertible preferred shares conversions (Note 9 and 11)			904,646	9	8,204	-	-	8,213
Series C convertible preferred stock's beneficial conversion feature (Note 9)			-	-	7,500	-	-	7,500
Issuance of common stock due to exercise of 2014 Warrants (Note 11)			219,250	2	1,538	-	-	1,540
Stock-based compensation (Note 12)			-	-	(25)	-	-	(25)
Non-controlling interest on acquisition of Eco Seven Inc (Note 1)							5,278	5,278
Reduction of non-controlling interest arising from Company’s purchase of additional ownership interest in Eco Seven In. (Note 1)							(4,125)	(4,125)
Excess of consideration over acquired assets (Note 1)			-	-	(12,909)			(12,909)

Cancellation of fractional shares due to reverse stock splits			(4)	-	-	-	-	-
Issuance of common stock pursuant to Series B convertible preferred stock conversions reflected in Mezzanine equity (Note 19)			18,026		1,743	-	-	1,743
Issuance of Series D preferred stock (Note 11)	100,000	1	-	-	-	-	-	1
Additional paid-in capital attributed to non-controlling interests			-	-	(1,153)	-		(1,153)
BALANCE, December 31, 2017	100,000	1	8,923,617	89	402,644	(296,645)	1,185	107,274
Net loss	-	-	-	-	-	(11,134)	5	(11,129)
Issuance of common stock pursuant to the Crede Common Stock Purchase Agreement (Note 11)	-	-	8,050,000	81	14,708	-	-	14,789
Issuance of common stock pursuant to Maxim ATM (Note 11)	-	-	2,490,853	25	2,589	-	-	2,614
Issuance of common stock due to exercise of 2018 Warrants (Note 11)	-	-	1,553,000	16	2,162	-	-	2,178
Issuance of common stock due to the 2018 Common Stock Offering (Note 11)	-	-	2,000,000	20	2,701	-	-	2,721
Purchase of 10% of M/T Stenaweco Elegance (Note 1)	-	-	-	-	-	-	(1,190)	(1,190)
Stock-based compensation	-	-	-	-	(34)	-	-	(34)
Family Trading facility beneficial conversion feature (Note 9)	-	-	-	-	15,028	-	-	15,028
Elimination of beneficial conversion feature with debt extinguishment (Note 9)	-	-	-	-	(3,451)	-	-	(3,451)
Deemed dividend due to debt extinguishment of FT facility (Note 9)	-	-	-	-	(2,258)	-	-	(2,258)
Excess of consideration over acquired assets (Note 1)	-	-	-	-	(22,260)	-	-	(22,260)
Cancellation of fractional shares due to reverse stock split	-	-	(3)	(1)	-	-	-	(1)
BALANCE, December 31, 2018	100,000	1	23,017,467	230	411,829	(307,779)	-	104,281

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Expressed in thousands of U.S. Dollars)
	2016	2017	2018

Cash Flows from Operating Activities:

Net income/(loss)	1,052	(13,372)	(11,129)
Adjustments to reconcile net income/(loss) to net cash
provided by operating activities:
Vessel depreciation (Note 4)	3,467	5,744	6,390
Other fixed assets depreciation	121	120	373
Equity losses/(gains) in unconsolidated joint ventures	-	27	(291)
Non-cash debt conversion expenses	-	842	-
Amortization and write off of deferred financing costs	163	1,640	1,305
Amortization of debt discount	-	7,500	2,504
Stock-based compensation expense (Note 12)	239	(25)	(34)
Change in fair value of derivative financial instruments (Note 17)	682	(175)	(1,821)
Write-off of short term debt (Note 9)	-	(1,118)	(180)
Loss on sale of other fixed assets	22	-	-
Amortization of prepaid bareboat charter hire (Note 6)	1,577	1,657	1,657
Other operating income	(3,137)	(914)	-
(Increase)/Decrease in:
Trade accounts receivable	88	(602)	(194)
Inventories	(181)	(62)	58
Prepayments and other	(429)	436	(380)
Due from related parties	(34)	34	(75)
Increase/(Decrease) in:
Due to related parties	14	(1,034)	2,621
Accounts payable	954	(207)	695
Accrued liabilities	128	1,196	203
Unearned revenue	1,978	(992)	(986)

Net Cash provided by Operating Activities	6,704	695	716

Cash Flows used in Investing Activities:

Advances for vessels under construction and capitalized expenses (Note 4)	(73,383)	(6,757)	(63,555)
Vessel acquisitions (Note 4)	-	(34,671)	-
Investments in unconsolidated joint ventures (Note 20)	-	(17,639)	(3,681)
Purchase of 10% of M/T Stenaweco Elegance (Note 1)	-	-	(1,190)
Net proceeds from sale of other fixed assets	29	-	-

Net Cash used in Investing Activities	(73,354)	(59,067)	(68,426)

Cash Flows from Financing Activities:

Proceeds from debt (Note 9)	65,385	24,849	28,500
Proceeds from short-term debt (Note 9)	-	68,790	32,783
Proceeds from related party debt (Note 9)	235	3,148	26,152
Principal payments of debt	(5,085)	(9,546)	(10,221)
Proceeds from issuance of Series C convertible preferred stock (Note 9 and 11)	-	7,500	-
Prepayment of related party debt (Note 9)	-	(7,233)	(1,408)
Prepayment of short term debt (Note 9)	-	-	(8,993)
Prepayment of short term Notes (Note 9)	-	-	(5,656)
Excess of purchase price over book value of vessels (Note 1)	-	(12,909)	(22,260)
Proceeds from common issuance of common stock (Note 11)	-	9,726	5,781
Proceeds from warrant exercises (Note 11)	5,765	1,567	2,330
Proceeds from issuance of Series B convertible preferred stock	2,001	-	-
Equity offering issuance costs	(87)	(1,342)	(536)
Payment of financing costs	(388)	(1,159)	(1,713)

Net Cash provided by Financing Activities	67,826	83,391	44,759

Net increase/(decrease) in cash and cash equivalents and restricted cash	1,176	25,019	(22,951)

Cash and cash equivalents and restricted cash at beginning of year	4,418	5,594	30,613

Cash and cash equivalents and restricted cash at end of the year	5,594	30,613	7,662

Cash breakdown
Cash and cash equivalents	127	24,081	57
Restricted cash, current	1,257	1,283	1,290
Restricted cash, non-current	4,210	5,249	6,315
SUPPLEMENTAL CASH FLOW INFORMATION

Capital expenditures included in Accounts payable/Accrued liabilities/Due to related parties	205	43	555
Interest paid, net of capitalized interest	2,434	5,103	6,322
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	67	372	2,109
Equity issuance costs included in liabilities	792	1,108	117
Shares issued as consideration for the assumption of liabilities	3,796	-	-
Beneficial conversion feature of Series B convertible preferred stock (Note 19)	1,403	-	-
Deemed dividend for beneficial conversion feature of Series B convertible preferred stock (Note 19)	(1,403)	-	-
Shares issued in exchange for converting debt, interest & finance fees	-	10,890	-
Settlement of notes with common stock issued (Note 9 and 11)	-	58,794	14,811
Elimination of beneficial conversion feature with debt extinguishment (Note 9)	-	-	(3,451)
 The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and chemicals transportation services.

As of December 31, 2018, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements as well as intermediary companies that own shipowning companies that are 100% subsidiaries of the Company.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

	Wholly owned Shipowning Companies (“SPC”) with vessels in operation during years ended December 31, 2016, 2017 and 2018	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy	July 2014
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution	March 2015
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	M/T Stenaweco Excellence	May 2016
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant	August 2016
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	M/T Eco Fleet	July 2015
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	M/T Eco Revolution	January 2016
7	Eco Seven Inc.	February 2017	Marshall Islands	M/T Stenaweco Elegance	February 2017
8	Astarte International Inc.	April 2017	Marshall Islands	M/T Eco Palm Desert	September 2018

	Wholly owned SPCs with vessels under construction during year ended December 31, 2018	Date of Incorporation	Country of Incorporation	Vessel	Scheduled delivery date
9	PCH77 Shipping Company Limited	September 2017	Marshall Islands	M/T Eco California	January 2019
10	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
11	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air	April 2019
12	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills	May 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2018, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	City of Athens Pte. Ltd.	November 2016	Singapore	M/T Eco Holmby Hills	March 2018
2	Eco Nine Pte. Ltd.	March 2015	Singapore	M/T Eco Palm Springs	May 2018

On February 20, 2017, the Company acquired a 40% ownership interest in Eco Seven Inc. (“Eco Seven”), a Marshall Islands corporation, from Malibu Shipmanagement Co. (“Malibu”), a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, the Company’s President, Chief Executive Officer and Director, for an aggregate purchase price of $6,500, pursuant to a share purchase agreement. On March 30, 2017, the Company acquired another 9% ownership interest in Eco Seven from Malibu for an aggregate purchase price of $1,500. On May 30, 2017, the Company acquired an additional 41% interest in Eco Seven from Malibu, for $6,500, increasing the Company’s interest to 90%. The Company controls the board and management of Eco Seven and thus consolidates Eco Seven in its financial statements from February 20, 2017 onwards. Eco Seven owns M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai Vinashin Shipyard Co., Ltd of Vietnam (“Hyundai”) on February 28, 2017.

On March 30, 2017, the Company, acquired a 49% ownership interest in City of Athens Pte. Ltd (“City of Athens”) from Fly Free Company, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $4,200. City of Athens was party to a newbuilding contract for the construction of M/T Eco Holmby Hills, a 50,000 dwt newbuilding product/chemical tanker delivered from Hyundai in March 2018. Furthermore on March 30, 2017, the Company, acquired a 49% ownership interest in Eco Nine Pte. Ltd (“Eco Nine”) from Maxima International Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $3,500. Eco Nine was a party to a newbuilding contract for the construction of M/T Eco Palm Springs, a 50,000 dwt newbuilding product/chemical tanker delivered from Hyundai in May 2018. On June 14, 2017 the Company acquired an additional 1% interest in City of Athens and in Eco Nine for an aggregate consideration of $157, increasing the Company’s interest in both companies to 50%. The Company accounts for these acquisitions as investments in unconsolidated joint ventures because the Company doesn’t control the two abovementioned companies, since they are jointly controlled by the two partners pursuant to a joint venture agreement (Note 20).

On April 26, 2017, the Company acquired a 100% ownership interest in Astarte International Inc. (“Astarte”) from Indigo Maritime Ltd, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $6,000. Astarte was party to a newbuilding contract for the construction of M/T Eco Palm Desert, a 50,000 dwt newbuilding product/chemical tanker delivered from Hyundai in September 2018.

On November 24, 2017, the Company acquired all of the outstanding shares of PCH77 Shipping Company Limited, a Marshall Islands company that owns M/T Eco California, a 50,000 dwt newbuilding product/chemical tanker delivered on January 30, 2018 from Hyundai Mipo Dockyard Co., Ltd. in Korea from an entity affiliated with Evangelos J. Pistiolis. The Company paid $3,600 for the outstanding shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On January 31, 2018 the Company acquired:

a.
100% of the issued and outstanding shares of PCH Dreaming Inc., a Marshall Islands company that had entered into a new building contract for a high specification 50,000 dwt Medium Range (“MR”) product/chemical tanker (M/T Eco Marina Del Ray or Hull No 8242) under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea and delivered in March 2019.  The Company acquired the shares from an entity affiliated with the Company’s Chief Executive Officer, for an aggregate purchase price of $3,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the seller for a firm duration of one year at a gross daily rate of $16,000, with a charterer’s option to extend for two additional years at $17,000 and $18,000, respectively. In June 2018 the Company cancelled without penalty the abovementioned time charter and entered into a new 5 year time charter with Cargill International SA (“Cargill”) at a gross daily rate of $15,100.

b.
100% of the issued and outstanding shares of South California Inc., a Marshall Islands company that had entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier (M/T Eco Bel Air or Hull No 874) under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during April 2019. The Company acquired the shares from an entity affiliated with the Company’s Chief Executive Officer for an aggregate purchase price of $8,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer’s option to extend for two additional years at $26,000 and $27,000, respectively. In June the Company cancelled without penalty the abovementioned time charter and entered into a new 3 year time charter with BP Shipping Limited at a gross daily rate of $25,000, with a charterer’s option to extend for two additional years at $28,000 and $29,500, respectively.

c.
100% of the issued outstanding shares of Malibu Warrior Inc., a Marshall Islands company that had entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier (M/T Beverly Hills or Hull No 875) under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during May 2019. The Company acquired the shares from an entity affiliated with the Company’s Chief Executive Officer for an aggregate purchase price of $8,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer’s option to extend for two additional years at $26,000 and $27,000, respectively. In June 2018 the Company cancelled without penalty the abovementioned time charter and entered into a new 3 year time charter with BP Shipping Limited at a gross daily rate of $25,000, with a charterer’s option to extend for two additional years at $28,000 and $29,500, respectively.

d.
10% of the issued and outstanding shares of Eco Seven Inc., the owner of M/T Stena Elegance. The Company acquired the shares from an entity affiliated with the Company’s Chief Executive Officer for an aggregate purchase price of $1,600. As a result of the transaction the Company owns 100% of the issued and outstanding shares of Eco Seven Inc.

Each of the acquisitions was approved by a special committee of the Company’s board of directors, (the "Transaction Committee"), of which all of the directors were independent.  The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer.

The amount of the consideration given in excess of the historical carrying value of the net assets acquired is recognized as a reduction to the Company’s additional paid in capital and presented as Excess of consideration over the carrying value of acquired assets in the Company’s consolidated statement of stockholders' equity for the twelve months ended December 31, 2017 and 2018 respectively. An analysis of the consideration paid is presented in the table below:

As of December 31, 2017:

Consideration in cash	24,100
Less: Carrying value of net assets of companies acquired	11,191
Excess of consideration over acquired assets	12,909

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2018:

Consideration in cash	23,450
Less: Carrying value of net assets of companies acquired	1,190
Excess of consideration over acquired assets	22,260

2.	Significant Accounting Policies:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts and operating results of Top Ships Inc. and its subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated on consolidation. Non-controlling interests are stated at the non-controlling interest’s proportion of the net assets of the subsidiaries where the Company has less than 100% interest. Subsequent to initial recognition the carrying amount of non-controlling interest is increased or decreased by the non-controlling interest’s share of subsequent changes in the equity of such subsidiaries. Total comprehensive income is attributed to a non-controlling interest even if this results in the non-controlling interest having a deficit balance. Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

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

(c)   Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the statement of comprehensive loss.

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

(f)   Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2017 and 2018 respectively.

(g)   Inventories: Inventories consist of lubricants and paints on board the vessels. Inventories are stated at the lower of cost and net realizable value. Cost, which consists of the purchase price, is determined by the first in, first out method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
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

(i)  Impairment of Long-Lived Assets: The Company evaluates the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of the Company’s long lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans and overall market conditions. If there are indications for impairment present, the Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, and the difference is recognized as an impairment loss.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
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

(o)   Accounting for Revenue and Expenses: Revenues are generated from time charter arrangements. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Time charter revenue is only recognized when an agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured. Revenue is shown net of address commissions, if applicable, payable directly to charterers under the relevant charter agreements. Address commissions represent a common market practice discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Commissions on time charter revenues are recognized on a pro rata basis over the duration of the period. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for any off-hire period. Under a time charter agreement, vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses and broker’s commissions are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer.

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

The Company pays commissions to ship brokers associated with arranging the Company’s charters. These commissions are recognized over the related charter period and are included in voyage expenses.

(p)  Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors as well as to third party consultants and service providers for their services provided is included in “general and administrative expenses” in the consolidated statements of comprehensive loss. The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares granted to employees or directors, vested and non-vested, are measured at fair value which is equal to the market value of the Company’s common stock on the grant date. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates (Note 12).

 (q)  Earnings / (Loss)  per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method, the potential dilution that could occur if convertible preferred stock were converted, using the if-converted method as well as the potential dilution that could occur if the Company completed all sales pursuant to common stock purchase agreements, using the if-converted method. Finally net income or loss available to common stockholders is reduced to reflect any deemed dividends on convertible preferred stock, weighted for the period the convertible preferred shares were outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
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

(s)  Financial liabilities: Financial liabilities are classified as either financial liabilities at ‘fair value through the profit and loss’ (“FVTPL”) or ‘other financial liabilities’. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings, except in the cases where these financial instruments fall under the guidance in ASC 815-40, where they are initially classified in equity and are initially measured at fair value in permanent equity and subsequent changes in fair value are not subsequently measured. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

(t) Segment Reporting: The Chief Operating Decision Maker (“CODM”), Mr. Evangelos J. Pistiolis, receives financial information and evaluates the Company’s operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers (i.e. time or bareboat charters) or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The CODM does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment.

(u)  Leasing: Leases are classified as capital leases if they meet at least one of the following criteria: (i) the leased asset automatically transfers title at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term equals or exceeds 75% of the remaining estimated economic life of the leased asset; (iv) or the present value of the minimum lease payments equals or exceeds 90% of the excess of fair value of the leased property. If none of the above criteria is met, the lease is accounted for as an operating lease. Operating lease payments are recognized as an operating expense in the consolidated statements of comprehensive loss on a straight-line basis over the lease term. For sale and lease back transactions, when the lease qualifies as an operating lease and the lease back is considered “more than minor but less than substantially all” i.e. the seller-lessee retains more than a minor part but less than substantially all of the use of the asset, the resulting gains or losses are deferred and amortized to income over the lease period.

(v)   Beneficial conversion feature: A beneficial conversion feature is defined as a non detachable conversion feature that is in the money at the commitment date. The beneficial conversion feature guidance requires recognition of the conversion option’s in-the-money portion, the intrinsic value of the option, in equity, with an offsetting reduction to the carrying amount of the instrument. The resulting discount is amortized as a dividend over either the life of the instrument, if a stated maturity date exists, or to the earliest conversion date, if there is no stated maturity date. If the earliest conversion date is immediately upon issuance, the dividend must be recognized at inception. When there is a subsequent change to the conversion ratio based on a future occurrence, the new conversion price may trigger the recognition of an additional beneficial conversion feature on occurrence.

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

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

 (x)   Recent Accounting Pronouncements:

New Accounting Pronouncements - Adopted

ASU 2014-09 Revenue from Contracts with Customers: On May 28, 2014, the FASB issued the ASU No 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The Company elected to use the modified retrospective transition method for the implementation of this standard. The implementation of this standard did not have a material impact on the financial statements since the Company's revenues are generated from time charters. Revenue generated from time charters are within the scope of ASU 842, Leases, because the vessel is an identified asset, the Company does not have substantive substitution rights, and the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenue recognized under ASU 842 is discussed further below.

New Accounting Pronouncements - Not Yet Adopted

In July 2017, the FASB issued ASU No. 2017-11, "Earnings Per Share, Distinguishing Liabilities from Equity, and Derivatives and Hedging" ("ASU No. 2017-11"), which changes the classification of certain equity-linked financial instruments with down round features. As a result, a free standing equity-linked financial instrument or an embedded conversion option would not be accounted for as a derivative liability at fair value as a result of existence of a down round feature. For freestanding equity classified financial instruments, the amendment requires the entities to recognize the effect of the down round feature when triggered in its earnings per share calculations. The standard is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2018. The Company does not believe this ASU will have a material impact on its financial statements.
In June 2018, the FASB issued ASU 2018-07, “Compensation–Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This ASU expands the scope of Topic 718, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. Currently, nonemployee awards are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever can be more reliably measured. Under ASU 2018-07, equity-classified nonemployee awards within the scope of Topic 718 will be measured at grant-date fair value. The ASU simplified the accounting for share-based payments granted to nonemployees for goods and services, therefore guidance on such payments to nonemployees would be mostly aligned with the requirements for share-based payments granted to employees. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company does not believe this ASU will have a material impact on its financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company will adopt this standard for its first interim reporting period commencing as of January 1, 2020. The adoption of this ASU is not expected to have a material effect on the Company's  consolidated financial statements and accompanying notes.
In February 2016, the FASB issued ASU No. 2016-02—Leases (ASC 842), as amended from time to time, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting, nor lease classification criteria. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements (which is January 1, 2017 for calendar-year-end public business entities that adopted the new leases standard on January 1, 2019).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The new standard (i) provides entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests and (ii) provides lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted.
The Company will adopt this standard for its first interim reporting period commencing January 1, 2019, by using the modified retrospective transition method and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Additionally, the Company will elect to apply the additional optional transition method along with the following practical expedients: (i) a package of practical expedients which does not require the Company to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842. The Company will elect the practical expedient for lessors for presentation purposes, upon adoption of ASC 842-Leases, which allows the Company to account for the lease and non-lease (primarily crew and maintenance services) component of time charter agreements as one, since as the timing and pattern of transfer of the non-lease components and associated lease component are the same, the lease components, if accounted for separately, would be classified as an operating lease, and the predominant component in its time charter agreements is the lease component.
The Company's operating lease commitments relating to bareboat chartered-in vessels will be subject to the new standard and will be recognized as operating lease liabilities and right-of-use assets upon its adoption, which will increase the Company's total assets and total liabilities that the Company reports relative to such amounts prior to adoption. The Company is in the final process of implementing a new lease accounting policy and updating its controls and procedures for maintaining and accounting for its leases under the new guidance in order to be able to quantify the effect. The Company expects the adoption of the new standard to have a significant impact on its consolidated financial statements.
In November 2018, FASB issued ASU2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. ASU 2018-19 is effective for fiscal years, including interim periods within those fiscal periods, beginning after December 15, 2019. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

3.	Going Concern:

At December 31, 2018, the Company had a working capital deficit of $31,531 and cash and cash equivalents of $57. As of December 31, 2018, the Company has remaining contractual commitments for the acquisition of its fleet totaling $147,632. Of this amount, $66,272 is payable in the first quarter of 2019 and $81,360 in the second quarter of 2019. Of the amount payable in 2019, an amount of $66,272 has been settled as of the date of issuance of these financial statements.

As of December 31, 2018, the Company had available committed undrawn balances of $152,187. The Company expects to finance its working capital deficit with operational cash flow, debt or equity issuances, or a combination thereof and other sources such as funds from the Company's controlling shareholder and CEO, Mr. Pistiolis, if required. If the Company is unable to arrange debt or equity financing, it is probable that the Company may also consider selling a vessel. Therefore, there is no substantial doubt about the Company's ability to continue as a going concern, for a reasonable period of time. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

4(a)	Advances for vessels acquisitions / under construction:

An analysis of Advances for vessels acquisitions / under construction is as follows:

Advances for vessels acquisitions / under construction
Balance, December 31, 2016	-
— Advances paid	5,995
—Capitalized expenses	762
Balance, December 31, 2017	6,757
— Advances paid	60,731
— Capitalized expenses	3,346
— Transferred to Vessels	(32,090)
Balance, December 31, 2018	38,744

In the year ended December 31, 2017, Advances for vessels under construction relate to the payments to the shipyards and other expenses capitalized relating to vessels M/T Eco Palm Desert and M/T Eco California amounted to $6,743 and $14 respectively.

In the year ended December 31, 2018, Advances for the construction of newbuilding vessels relate to  M/T Eco Palm Desert, M/T Eco California, M/T Eco Marina Del Ray, M/T Eco Bel Air and M/T Eco Beverly Hills of  $25,347, $14,392, $7,288, $8,531 and $8,519 respectively.

On September 7, 2018, the Company took delivery of M/T Eco Palm Desert from Hyundai, and hence advances paid and capitalized expenses relating to the vessel were transferred from Advances for vessels acquisitions / under construction to Vessels, net.

4(b)	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2016	130,185	(4,015)	126,170
— Acquisitions	34,509	-	34,509
— Depreciation	-	(5,744)	(5,744)
Balance, December 31, 2017	164,694	(9,759)	154,935
— Transferred from advances for vessels acquisitions / under construction	32,090	-	32,090
— Depreciation	-	(6,390)	(6,390)
Balance, December 31, 2018	196,784	(16,149)	180,635

In 2017 and 2018 the Company took delivery of the following vessels:

Vessel Name	Delivery Date	Yard Installments	Capitalized Expenses	Final Cost
M/T Stenaweco Elegance	February 28, 2017	33,935	574	34,509
M/T Eco Palm Desert	September 7, 2018	29,994	2,096	32,090

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Company’s vessels have been mortgaged as security under its loan facilities (see Note 9).

5.	Transactions with Related Parties:

 (a) Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare provides the Company with its executive officers (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Chief Operating Officer).

As of December 31, 2017 the amount due to Central Mare was $46 and as of December 31, 2018 the amount due to Central Mare was $51. These amounts are presented in Due to related parties, on the accompanying consolidated balance sheets.

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Year Ended December 31,
	2016	2017	2018	Presented in:
Executive officers and other personnel expenses	1,530	2,400	2,400	General and administrative expenses - Statement of comprehensive loss
Amortization of awarded shares*	47	(25)	(34)	Management fees - related parties - Statement of comprehensive loss
Total	1,577	2,375	2,366
 *As per the Company’s equity incentive plan, or the 2015 plan, (see Note 12), the Company incurred an amortization expense/(gain) of $47, $(25) and $(34) relating to shares vesting to Central Mare’s nominee, Tankers Family on June 30, 2016, 2017 and 2018 respectively.

On March 27, 2017 and January 2, 2018, the Company’s board of directors granted to the Chief Executive Officer a bonus of $1,500 and $2,250 respectively, to be distributed at his own discretion to other executives and is included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive loss.

 (b) Central Shipping Monaco SAM (“CSM”) – Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a letter agreement, or the Letter Agreement, with CSM, a related party affiliated with the family of the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and on March 10, 2014 and June 18, 2014 the Company entered into management agreements, or Management Agreements, between CSM and the Company’s vessel-owning subsidiaries respectively. The Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the Letter Agreement.

Pursuant to the New Letter Agreement, as well as the Management Agreements concluded between CSM and the Company’s vessel-owning subsidiaries, the Company pays a technical management fee of $595 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $328 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the Management Agreements provide for payment to CSM of: (i) $541 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSM also performs supervision services for all of the Company’s newbuilding vessels while the vessels are under construction, for which the Company pays CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provides, at cost, all accounting, reporting and administrative services. Finally, the Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at the discretion of the Company. The Management Agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the Management Agreements, all fees payable to CSM are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and if CPI is less than 2% than a 2% increase is effected.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2017 and 2018 the amounts due to CSM were $74 and $2,366 respectively and are presented in Due to related parties, on the accompanying consolidated balance sheets.

The fees charged by and expenses relating to CSM for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Year Ended December 31,
	2016	2017	2018	Presented in:
Management fees	118	34	101	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	1,598	2,242	2,455	Management fees - related parties -Statement of comprehensive loss
Supervision services fees	43	31	63	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	104	136	187	Vessel operating expenses -Statement of comprehensive loss
	67	22	101	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	179	183	233	Management fees - related parties -Statement of comprehensive loss
Financing fees	131	139	139	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission for sale and purchase of vessels	-	1,081	3,861	Management fees - related parties -Statement of comprehensive loss
Commission on charter hire agreements	358	487	511	Voyage expenses - Statement of comprehensive loss
Performance incentive fee	-	1,250	1,250	Management fees - related parties - Statement of comprehensive loss
Total	2,598	5,605	8,901

For the years ended December 31, 2016, 2017 and 2018, CSM charged the Company newbuilding supervision related pass-through costs amounting to $618, $454 and $958 respectively.

(c) Family Trading Inc. (“Family Trading”) - Revolving Credit Facility and Assumption of Liabilities: On October 1, 2010, the Company entered into a bareboat charter agreement to lease the vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011, the Company terminated the bareboat charter agreement resulting in a termination fee of $5,750 “(the Delos Termination Fee”) that remained outstanding until December 31, 2012. On January 1, 2013, the Company entered into an agreement with the owner of M/T Delos for the repayment of the remaining balances of the Delos Termination Fee. On December 10, 2015, the owner of M/T Delos notified the Company that the outstanding balance of the Delos Termination Fee was immediately due and payable, since the Company had been delaying the installments as per the agreed repayment schedule. On January 12, 2016, Family Trading, a related party owned by the Lax Trust, assumed the outstanding balance of the Delos Termination Fee that amounted to $3,796 (the “Family Trading transaction”). As consideration for the assumption of this liability, Family Trading on January 12, 2016 received 8 of the Company’s common shares with a then fair value $3,661. This transaction was approved by a special committee of the independent directors of the Company. Furthermore on December 23, 2015 the Company entered into an agreement for an unsecured revolving credit facility with Family Trading for up to $15,000 to be used to fund the Company’s newbuilding program and working capital relating to the Company’s operating vessels. As of the date of issuance of these financial statements there have been various amendments and addendums to the Family Trading Credit Facility (see Note 9). As of December 31, 2017 the amounts due to Family Trading were $0. As of December 31, 2018 the interest and fees due to Family Trading were $1,806, representing $301 of interest payable, $5 of commitment fees payable and $1,500 of arrangement fees payable and are presented in Due to related parties, on the accompanying consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(d) Vessel Acquisitions from affiliated entities: From February 20 to November 24, 2017 the Company entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of M/T Eco Palm Desert and M/T Eco California, 90% interest in M/T Stenaweco Elegance and 50% interests in M/T Eco Holmby Hills and M/T Eco Palm Springs. On January 31, 2018 the Company entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of the construction contracts of M/T Eco Marina Del Ray, M/T Eco Bel Air, M/T Eco Beverly Hills and 10% interest in M/T Stenaweco Elegance (see Notes 1, 3, 4 and 20).

(e) Charter Party with Central Tankers Chartering Inc (“Central Tankers Chartering”): On September 1, 2017 the Company entered into a time charter party with Central Tankers Chartering, a related party affiliated with the family of Evangelos J. Pistiolis, for the vessel M/T Eco Palm Desert delivered from Hyundai in September 2018. The time charter is for a firm period of three years at a daily rate of $14,750 with two optional years at daily rates of $15,250 and $15,750 respectively, at Central Tankers Chartering’s option. The time charter carries a 1.25% address commission payable to Central Tankers Chartering. Total revenue backlog from this time charter for the firm period is $15,949, assuming no off-hire days. As of December 31, 2018 the amounts due from Central Tankers Chartering were $75 and is presented in Due from related parties, on the accompanying consolidated balance sheets.

6.	Leases

A. Lease arrangements, under which the Company acts as the lessee

Bareboat Chartered-in Vessels:

On January 29, 2015 and March 31, 2015, the Company sold and leased back M/T Stenaweco Energy and M/T Stenaweco Evolution respectively. The vessels were chartered back on a bareboat basis for 7 years at a bareboat hire of $8,586 and $8,625 per day respectively. In addition, the Company has the option to buy back each vessel from the end of year 3 up to the end of year 7 at purchase prices stipulated in the bareboat agreement depending on when the option is exercised.

The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements. The Company must maintain a consolidated leverage ratio of not more than 75% and maintain minimum free liquidity of $750 per vessel owned and $500 per bareboat chartered-in vessel at all times which is certified quarterly. As of December 31, 2018, the Company is in compliance with the consolidated leverage ratio and the minimum free liquidity covenants.

As of December 31, 2018, cash and cash equivalents including restricted cash amounted to $7,662 of which an amount of $5,500 is presented as restricted cash due to the abovementioned minimum liquidity covenant.

The Company has treated the sale and leaseback of the abovementioned vessels as an operating lease. Losses from the sale of these two vessels amounted to $11,600 which are amortized over the duration of the leases. The amortization for the year is presented under Amortization of prepaid bareboat charter hire in the accompanying statement of consolidated loss and amounted to $1,577, $1,657 and $1,657 for the years ended December 31, 2016, 2017 and 2018 respectively.

As at December 31, 2018, the outstanding balance of the Prepaid bareboat charter hire was $5,277, presented in the accompanying consolidated balance sheets as follows:

Current portion of Prepaid bareboat charter hire	1,656
Non-current portion of Prepaid bareboat charter hire	3,621
Total	5,277

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Future minimum lease payments:

The Company's future minimum lease payments required to be made after December 31, 2018, relating to bareboat chartered-in vessels M/T Stenaweco Energy and M/T Stenaweco Evolution are as follows:

Year ending December 31,	Bareboat Charter Lease Payments
2019	6,282
2020	6,299
2021	6,282
2022	1,034
Total	19,897

B. Lease arrangements, under which the Company acts as the lessor

Charter agreements:

In the period ended December 31, 2018, the Company operated four vessels (M/T Stenaweco Energy, M/T Stenaweco Evolution, M/T Stenaweco Excellence and M/T Stenaweco Elegance) under time charters with Stena Bulk A/S, two vessels (M/T Eco Fleet and M/T Eco Revolution) under time charters with BP Shipping Limited (“BP”), one vessel (M/T Nord Valiant) under time charter with Dampskibsselskabet Norden A/S and one vessel (M/T Eco Palm Desert) under time charter with Central Tankers Chartering Inc.

Furthermore the Company has entered into time charter parties for its newbuilding vessels, namely with BP (M/T Eco Bel Air and M/T Eco Beverly Hills), Cargill (M/T Eco Marina Del Ray) and Shell Tankers Singapore Private Limited (“Shell”) (M/T Eco California).

Future minimum time-charter receipts of the Company’s vessels in operation as of December 31, 2018, based on commitments relating to non-cancellable time charter contracts as of December 31, 2018, are as follows:

Year ending December 31,	Time Charter receipts
2019	43,875
2020	43,400
2021	19,052
2022	272
Total	106,599

Future minimum time-charter receipts of our vessels under construction as of December 31, 2018, are as follows (based on estimated delivery dates):

Year ending December 31,	Time Charter receipts
2019	21,842
2020	28,860
2021	24,188
2022	10,937
2023	5,512
2024	1,102
Total	92,441

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

7.	Prepayments and other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2017	December 31, 2018
Prepaid expenses	140	350
Guarantees	17	16
Advances to various creditors	119	100
Other receivables	152	342
Total	428	808

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

8.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2017	December 31, 2018
Lubricants	574	522
Consumable stores	71	65
Total	645	587

9.	Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Bank / Vessel(s)	December 31,	December 31,
	2017	2018
Total long term debt:
ABN (M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant)	53,538	52,288
NORD/LB (M/T Stenaweco Excellence)	20,116	18,071
Alpha Bank (M/T Stenaweco Elegance)	22,150	20,550
AT Bank (M/T Eco Palm Desert)	-	23,175
Total long term debt	95,804	114,084
Less: Deferred finance fees	(2,038)	(2,516)
Total long term debt net of deferred finance fees	93,766	111,568

Presented:
Current portion of long term debt	9,508	10,210
Long term debt	84,258	101,358

Long term debt from related parties:
Family Trading facility	-	24,744
Less debt discounts		(9,073)
Long term debt from related parties net of debt discounts	-	15,671

Short Term Debt:
Unsecured Notes	8,878	-
AT Bank first predelivery facility (M/T Eco Palm Desert)	1,499	-
AT Bank second predelivery facility (M/T Eco California)	-	10,140
Alpha Bank predelivery facility	-	3,380
Less: Deferred finance fees	(194)	(104)
Current portion of loans net of deferred finance fees	10,183	13,416

Total Debt net of deferred finance fees and debt discounts	103,949	140,655

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(A). LONG-TERM DEBT

ABN Amro Facility

On July 9, 2015, the Company entered into a credit facility with ABN Amro Bank N.V. of Holland (“ABN Amro”) for $42,000 (“the ABN Amro facility”) for the financing of the vessels M/T Eco Fleet and M/T Eco Revolution ($21,000 per financed vessel). This facility was amended on September 28, 2015 and was increased to $44,400 ($22,200 per vessel), with all other terms remaining the same except for the margin which was increased by 0.15%. The credit facility is repayable in 4 consecutive quarterly installments of $500, 4 consecutive quarterly installments of $512.5, 4 consecutive quarterly installments of $525 and 12 consecutive quarterly installments of $387.5 for each of the financed vessels, commencing on October 13, 2015 for M/T Eco Fleet and on April 15, 2016 for M/T Eco Revolution plus a balloon installment of $11,400 for each of the financed vessels, payable together with the last installment in July 2021 and in January 2022, respectively. On August 1, 2016, the Company amended the ABN Facility to increase the borrowing limit to $64,400 and added another tranche to the loan, "Tranche C", which is secured by vessel M/T Nord Valiant. Tranche C is repayable in 12 consecutive quarterly installments of $550 each and 12 consecutive quarterly installments of $363 each, commencing on November 2016, plus a balloon installment of $9,050 payable together with the last installment in August 2022. Apart from the inclusion of M/T Nord Valiant as a collateralized vessel and the reduction of the margin to 3.75% (applicable only to Tranche C), no other material changes were made to the ABN Facility.

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

The facility contains various covenants, including (i) an asset cover ratio of 130%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $750 per collateralized vessel. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees. It also restricts the shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

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

On April 21, 2017, the Company was informed by ABN Amro that the Company was in breach of a loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of the Company's outstanding common shares. ABN Amro requested that either the family of Mr. Evangelos J. Pistiolis maintain an ownership interest of at least 30% of the outstanding common shares or maintain a voting rights interest of above 50% in the Company. In order to regain compliance with the loan covenant, the Company issued the Series D preferred shares (see Note 11).  On July 28, 2017 ABN Amro by way of a supplemental agreement removed the loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintains an ownership interest of 30% of the Company’s issued and outstanding common shares and replaced it with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquires a voting interest of more than 50% of the Company’s share capital, without ABN Amro’s prior written approval.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On November 16, 2018 the Company amended the ABN Facility to increase the borrowing limit by $5,000. This additional amount was subsequently drawn-down and applied towards capital expenditures under the Company’s newbuilding program and is allocated to the mortgaged vessels as follows: $750 to M/T Eco Fleet, $750 to M/T Eco Revolution and $3,500 to M/T Nord Valiant. Apart from the introduction of a new repayment schedule reflecting the increased facility principal, all other material terms remained the same. As per the new repayment schedule the quarterly installments are increased by $25, $25 and $100 for M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant respectively and their respective balloon installments are increased by $475, $425 and $2,000, respectively.

The ABN Amro facility bears interest at LIBOR plus a margin of 3.90%, except for the Tranche C part of the facility that bears interest at LIBOR plus a margin of 3.75%.Tranche C was repaid on January 17, 2019 from proceeds from the sale and lease-back of M/T Nord Valiant (see Note 21) The applicable three-month LIBOR as of December 31, 2018 was 2.4%.

NORD/LB Facility

On May 11, 2016, the Company entered into a credit facility with Norddeutsche Landesbank Girozentrale (“NORD/LB Bank”) of Germany for $23,185 (“the NORD/LB facility”) for the financing of the vessel M/T Stenaweco Excellence. The credit facility is repayable in 12 consecutive quarterly installments of $511 and 16 consecutive quarterly installments of $473, commencing in August 2016, plus a balloon installment of $9,480 payable together with the last installment in May 2023.

The Company drew down $23,185 under the NORD/LB facility on May 13, 2016 to finance the last shipyard installment of the M/T Stenaweco Excellence.

The facility contains various covenants, including (i) an asset cover ratio of 125% for the first three years and 143% thereafter, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $750 per collateralized vessel and $500 per bareboated chartered-in vessel. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees. It also restricts the shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

• First priority mortgage over M/T Stenaweco Excellence;
• Assignment of insurance and earnings of the mortgaged vessel;
• Specific assignment of any time charters with duration of more than 12 months;
• Corporate guarantee of Top Ships Inc.;
• Pledge of the shares of the shipowning subsidiary;
• Pledge over the earnings account of the vessel.

On May 16, 2017 NORD/LB by way of a supplemental agreement provided a waiver until December 31, 2017 for the breach of the loan covenant that requires that any member of the family of Mr. Evangelos J. Pistiolis maintains an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 20% of the Company’s issued and outstanding common shares. In addition NORD/LB agreed to reduce the abovementioned minimum percentage to 10%. On January 8, 2018 NORD/LB agreed to replace said covenant with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquires a voting interest of more than 50% of the Company’s share capital, without NORD/LB’s prior written approval.

The NORD/LB facility bears interest at LIBOR plus a margin of 3.43%. The applicable three-month LIBOR as of December 31, 2018 was about 2.6%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Alpha Bank Facility

On July 20, 2016, Eco Seven that was later acquired by the Company entered into a credit facility with Alpha Bank SA. of Greece (“Alpha Bank”) for $23,350 (“the Alpha facility”) for the financing of the vessel M/T Stenaweco Elegance. The credit facility is repayable in 12 consecutive quarterly installments of $400 and 20 consecutive quarterly installments of $303, commencing in May 2017, plus a balloon installment of $12,500 payable together with the last installment in February 2025.

The Company drew down $23,350 under the Alpha facility on February 24, 2017 to finance the last shipyard installment of the M/T Stenaweco Elegance.

On August 1, 2017, Alpha Bank by way of a supplemental agreement removed the loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintains an ownership interest of 40% of the Company’s issued and outstanding common shares and replaced it with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquires a voting interest of more than 50% of the Company’s share capital, without Alpha Bank’s prior written approval.

The facility contains various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75%, (iii) minimum free liquidity of $750 per collateralized vessel, (iv) EBITDA is required to be greater than 120% of fixed charges and (v) market value adjusted net worth is required to be greater than or equal to $20,000. It also restricts the shipowning company from incurring further indebtedness or guarantees and from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

• First priority mortgage over M/T Stenaweco Elegance;
• Assignment of insurance and earnings of the mortgaged vessel;
• Specific assignment of any time charters with duration of more than 12 months;
• Corporate guarantee of Top Ships Inc.;
• Pledge of the shares of the shipowning subsidiary;
• Pledge over the earnings account of the vessel.

The Alpha facility bears interest at LIBOR plus a margin of 3.50%. The applicable three-month LIBOR as of December 31, 2018 was about 2.7%.

AT Bank Senior Facility

On September 5, 2017, the Company entered into a credit facility with Amsterdam Trade Bank N.V. of Holland (“AT Bank”) for $23,500 to fund the delivery of M/T Eco Palm Desert (the “AT Bank Senior Facility”), delivered in September 7, 2018. An amount of $8,993 from the AT Bank Senior Facility was applied towards repayment of the AT Bank Predelivery Facility on September 4, 2018. This facility is repayable in 20 consecutive quarterly installments of $325, commencing three months from draw down, and a balloon payment of $17,000 payable together with the last installment.

The facility contains various covenants, including (i) an asset cover ratio of 115% for the first year, 120% for the second year, 125% for the third year and 140% thereafter, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $750 per collateralized vessel and $500 per bareboated chartered-in vessel. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and paying dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
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

The AT Bank Senior Facility bears interest at LIBOR plus a margin of 4% and a commitment fee of 2% per annum was payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. The Company on June 1, 2018 signed a supplemental agreement with AT Bank that resulted in the decrease of the commitment fee from 2% to 1.3%, effective from March 6, 2018. The applicable three-month LIBOR as of December 31, 2018 was about 2.7%.

(B). SHORT-TERM DEBT

Unsecured Notes

On November 13 and on December 14, 2017 the Company entered into two unsecured notes with Crede Capital Group LLC, an unaffiliated third party (the “Crede Notes”) as follows:

Agreement date	Amount drawn	Interest	Amount settled	Amounts forgiven
November 13, 2017	17,500	11	(17,500)	-
December 14, 2017	24,269	75	(24,089)	(180)
	41,769	86	(41,589)	(180)

The first Crede Note amounted to $12,500 and carried a single revolving option for additional $5,000 that the Company exercised on November 20, 2017, bringing the total drawn amount to $17,500. The second Crede Note amounted to $12,500 and carried revolving options for two additional $5,000 notes. On January 5, 2018, the Company amended the Note Purchase Agreement, pursuant to which the Company issued to Crede a second unsecured promissory note in the amount of $5,369 with a revolving option for an additional $4,631 note. The Company further amended the Note Purchase Agreement on February 8, 2018, pursuant to which the borrowing availability was increased under the agreement and a third unsecured promissory note was issued to Crede in the amount of $6,400.

The proceeds from the sales of the Crede Notes were used for vessel acquisitions and general corporate purposes. The Crede Notes matured 24 months from the date of their issuance and bore interest at a rate of 2.0% per annum for the period of ninety days starting on the issuance date, (ii) 10.0% per annum for the period of ninety days starting on the date that is ninety days immediately following the issuance date and (iii) 15.0% per annum starting on the date that is one hundred eighty days immediately following the issuance date. The Crede Notes carried customary covenants and restrictions, including the covenant that all net proceeds that the Company receives from the sale of any equity securities of the Company shall be utilized exclusively to repay any outstanding amounts under the Crede Notes until the Crede Notes were repaid in full. The Crede Notes also restricted the Company from redeeming, repurchasing or declaring any cash dividend or distribution on any of its capital stock (other than any obligations to do so outstanding as of the issuance dates of the Notes), as long as there were outstanding amounts under the Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2017 the Crede Notes had an outstanding balance of $8,878 and as of December 31, 2018, all of the Crede Notes have been repaid in full, by using proceeds from the First and Second Crede Purchase Agreement (see Note 11).

Unsecured Notes

From February 6 to September 15, 2017 the Company entered into a series of unsecured short term notes (the “Notes”) with Kalani Investments Ltd (Kalani) and Xanthe Holdings (Xanthe) Ltd as follows:

Agreement date	Amount drawn	Fees	Interest	Amount settled	Amounts forgiven	Maturity	Counterparty
February 6, 2017	3,500	210	22	(3,500)	-	May 15, 2017	Kalani
March 22, 2017	5,000	200	7	(5,000)	-	October 7, 2017	Kalani
March 28, 2017	10,000	-	24	(10,000)	-	August 25, 2017	Kalani
April 5, 2017	7,700	-	42	(7,700)	-	September 4, 2017	Kalani
May 15, 2017	5,000	-	28	(3,882)	(1,118)	August 23, 2017	Xanthe
June 26, 2017	3,000	-	2	(3,000)	-	October 24, 2017	Kalani
July 12, 2017	3,060	60	16	(3,060)	-	November 7, 2017	Xanthe
September 15, 2017	2,020	20	6	(2,020)	-	December 14, 2017	Xanthe
	39,280	490	147	(38,162)	(1,118)

As of December 31, 2017 all the Notes had been settled except an amount of $1,118 which was written-off, following discussions with the noteholder Xanthe and is included in “Other, net” in the accompanying consolidated statements of comprehensive loss. All the above, fees, interest and principal were settled with proceeds from the Common stock purchase agreement (Note 11).

The proceeds from the sales of the Notes were used for vessel acquisitions and general corporate purposes. The Notes bore interest at a rate of 6% and carried customary covenants and restrictions, including the covenant that all net proceeds that the Company received from the sale of any equity securities of the Company would be utilized exclusively to repay any outstanding amounts under the Notes until the Notes were repaid in full. The Notes also restricted the Company from redeeming, repurchasing or declaring any cash dividend or distribution on any of its capital stock (other than any obligations to do so outstanding as of the issuance dates of the Notes), as long as there were outstanding amounts under the Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Series C preferred convertible shares

On February 17, 2017, the Company completed a private placement of 7,500 Series C convertible preferred shares (the “Series C shares”) for an aggregate principal amount of $7,500 with Xanthe Holdings Ltd (“Xanthe”) a non-U.S. institutional investor, non-affiliated with the Company but affiliated with Kalani Investments Limited (“Kalani”) (see Note 11). The Company has accounted for the sale of the Series C shares as a debt issuance since its characteristics are more akin to debt rather than equity. Dividends of the Series C shares were accounted as interest. Pursuant to the issuance of the Series C Shares, the Company recognized the beneficial conversion feature (“BCF”) by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument. The Company initially recognized $7,500 of debt discount, which it fully amortized in the year ended December 31, 2017, which is included in “Interest and finance costs” in the accompanying Statement of comprehensive loss. Series C shares were fully converted into common stock by October 31, 2017 and dividends amounting to $600 were included in Interest and finance costs in the accompanying Statement of comprehensive loss for the year ended December 31, 2017.

AT Bank Predelivery Facility

On September 5, 2017, the Company entered into a credit facility with AT Bank for $8,993 for the pre-delivery financing of M/T Eco Palm Desert (the “AT Bank Predelivery Facility”). This facility was drawn down in five tranches and financed in full the last five pre-delivery instalments of M/T Eco Palm Desert due for payment between August 2017 and May 2018. The facility was repaid from the proceeds of the AT Bank Senior Facility on September 4, 2018.

The facility contained various covenants, including a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and minimum free liquidity of $750 per collateralized vessel and $500 per bareboated chartered-in vessel. Additionally, the facility contained restrictions on the subsidiary that owned the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends.

The facility was secured as follows:

• Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco Palm Desert;
• Corporate guarantee of Top Ships Inc.;
• Pledge of the shares of the subsidiary owning the newbuilding contract;

The AT Bank Predelivery Facility bore interest at LIBOR plus a margin of 8.5% and a commitment fee of 4.25% per annum was payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. The Company on June 1, 2018 signed a supplemental agreement with AT Bank that resulted in the decrease of the loan margin to 6.3% from 8.5% and in the decrease of the commitment fee from 4.25% to 0%, effective from March 6, 2018. The applicable three-month LIBOR as of the facilities last interest period that ended in September 4, 2018 was about 2.3%.

AT Bank Second Predelivery Facility
On June 1, 2018, the Company entered into a credit facility with AT Bank for $10,140 for the pre-delivery financing of M/T Eco California (the "AT Bank Second Predelivery Facility"). This facility was drawn down in five tranches and financed in full the last five pre-delivery instalments of M/T Eco California due for payment between June and December 2018. The facility was repaid on January 28, 2019, upon delivery of the vessel, from the proceeds of the AT Bank Bridge Facility (see Note 21).
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The facility is secured as follows:

•	Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco California;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the subsidiary owning the newbuilding contract;

The AT Bank Second Predelivery Facility bears interest at LIBOR plus a margin of 6.3%, reduced to 6% from September 2018 onwards. The facility bears no commitment fee. The Company has drawn down the full amount of the facility to finance in full the last five pre-delivery instalments of M/T Eco California due for payment between June and December 2018. The applicable three-month LIBOR as of December 31, 2018 was about 2.4%.
Alpha Bank Predelivery Facility
On July 11, 2018, the Company entered into a credit facility with Alpha Bank for $10,140 for the pre-delivery financing of M/T Eco Marina Del Ray. This facility can be drawn down in five tranches to finance in full the last five pre-delivery instalments of M/T Eco Marina Del Ray due between July 2018 and February 2019. The facility is repayable on delivery of the vessel in March 2019.
The facility contains restrictions on the subsidiary that owns the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends if the latter would result in an event of default.
The facility is secured as follows:
• Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco Marina Del Ray;
• Corporate guarantee of Top Ships Inc.;
• Pledge of the shares of the subsidiary owning the newbuilding contract;

The facility bears interest at LIBOR plus a margin of 4.25% and a commitment fee of 1% per annum is payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. The Company drew down $1,690 and another $1,690 under the facility in July and October 2018 respectively, to finance two shipyard installments of M/T Eco Marina Del Ray. The applicable three-month LIBOR as of December 31, 2018 was about 2.4%.

(C). SHORT AND LONG TERM DEBT FROM RELATED PARTIES

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

On February 21, 2017, the Company amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") in order to, among other things, remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when the Company raises capital through the issuance of certain securities, remove the revolving feature of the facility, extend the facility for up to three years and give Family Trading the option to get repaid for any amounts outstanding under the facility in cash or in common shares of the company. Additionally, the interest rate of the facility increased to 10% (from 9%) and the commitment fee decreased to 2.5% (from 5%). Subject to certain adjustments pursuant to the terms of the Amended Family Trading Credit Facility, the number of common shares to be issued as repayment of the amounts outstanding under the facility will be calculated by dividing the amount redeemed by 80% of the lowest daily Volume-Weighted Average Price (“VWAP”) of the Company’s common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date (the "Applicable Price"), provided, however, that at no time shall the Applicable Price be lower than $0.60 per common share (the "Floor Price").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
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
c.	the conversion price of any convertible security into common shares; or
d.	the implied exchange price of the common shares pursuant to an asset to equity or liability to equity swap,

then the Applicable Price will be reduced to the Issuance Price. Finally, in case the Applicable Price is higher than the exercise price of the Company’s 2014 Warrants, the Applicable Price will be reduced to the exercise price of such outstanding warrants.

The Company during the year ended December 31, 2017 issued 4 common shares as payment for $1,198 of accrued fees and interest under the Amended Family Trading Credit Facility that resulted in additional non-cash debt conversion expenses amounting to $842, included in Interest and finance costs in the accompanying Statement of comprehensive loss.

On September 27, 2018, the Company amended the Amended Family Trading Credit Facility (the "Amended and Restated Family Trading Credit Facility") in order to, among other things, set the repayment date of the facility to December 31, 2019, increase the maximum borrowing capacity of the facility to $20,000, increase the interest rate to 12%, reduce the commitment fee to 2% and increase the arrangement fee to 5%. On October 30, 2018, the Company entered into an addendum to the Amended and Restated Family Trading Credit Facility in order to, among other things, increase the maximum borrowing capacity of the facility to $25,000. On December 31, 2018 the Company entered into another addendum to the facility in order to, among other things, set the repayment date of the facility to December 31, 2025, increase the maximum borrowing capacity of the facility to $30,000, increase the interest rate to 15% and apply the current arrangement fee rate to the whole principal of the loan.

The Company during year ended December 31, 2018 has drawn $26,152 and repaid $1,408 under the facility. As of December 31, 2018 the facility has an undrawn balance of $4,149.

At each drawdown under the facility, the Company recognized a beneficial conversion feature ("BCF") by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital. Hence in total the Company recognized $15,028 of debt discount, $2,504 of which was amortized in the year ended December 31, 2018 and is included in “Interest and finance costs” in the accompanying Statement of comprehensive loss. Each successive amendment of the facility resulted in an increase in the borrowing capacity of the facility and therefore affected the fair value of the debt conversion feature, substantially. This resulted in the Company recognizing a debt extinguishment on each amendment date in line with ASC 470-50-40-10. Under the current accounting standard ASC 470-50-40-2, the extinguishment of related party debt is considered a capital transaction and accordingly, no gain or loss on extinguishment is recognized in the statement of comprehensive loss but it is recognized as a deemed dividend in equity.

Related party interest expense for the year ended December 31, 2016, 2017 and 2018 incurred in connection with this credit facility, amounted to $302, $111 and $857 respectively and is included in “Interest and finance costs” in the accompanying consolidated statements of comprehensive loss. Related party commitment fees for the year ended December 31, 2016, 2017 and 2018 incurred in connection with this credit facility, amounted to $207, $366 and $179 respectively and are included in “Interest and finance costs” in the accompanying consolidated statements of comprehensive loss. Deferred financing costs of $341 are included in the line item “Deferred Charges” in the accompanying consolidated balance sheets for December 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(D) FINANCINGS COMMITTED UNDER SALE AND LEASEBACK AGREEMENTS

Cargill Sale and Leaseback

On June 29, 2018 the Company entered into a sale and leaseback agreement (“SLB”) and a 5 year time charter with Cargill, a non-affiliated party, for its newbuilding vessel M/T Eco Marina Del Ray (Hull No 8242) delivered in March 2019. Consummation of the deal took place on the vessel’s delivery date. Following the sale, the Company has bareboat chartered back the vessel at a bareboat hire of $8,600 per day and simultaneously the vessel commenced its  five year time charter with Cargill. As part of this transaction, the Company has continuous options to buy back the vessel during the whole five year sale and leaseback period at purchase prices stipulated in the bareboat agreement depending on when the option is exercised and at the end of the five year period it has to buy it back for $22,680. The gross proceeds from the sale amount are $32,387.

The abovementioned sale and leaseback transaction contains, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements.

The SLB with Cargill will be accounted as a financing transaction, as control will remain with the Company and its newbuilding vessel M/T Eco Marina Del Ray will continue to be recorded as an asset on our balance sheet. In addition the Company has an obligation to repurchase the vessel.

Bank of Communications Financial Leasing Company (“BoComm Leasing”) Sale and Leaseback

On December 21, 2018 the Company entered into a SLB with BoComm Leasing, a non-affiliated party, for M/T Nord Valiant and M/T Eco California (Hull No 8218). Consummation of the SLB for the deal took place on January 17, 2019 for M/T Nord Valiant and on January 31, 2019 M/T Eco California. Following the sale, the Company has bareboat chartered back M/T Nord Valiant for five years and M/T Eco California for seven years at a bareboat hire of $5,875 per day and $6,550 per day respectively. As part of this transaction, the Company has continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the SLBs are $21,655 for M/T Nord Valiant and $24,140 for M/T Eco California.

The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements.

The SLB with BoComm Leasing will be accounted as a financing transaction, as control will remain with the Company and M/T Nord Valiant and M/T Eco California will continue to be recorded as an asset on our balance sheet. In addition the Company has continuous options to repurchase the vessels below fair value.

China Merchants Bank Financial Leasing Co. Ltd. ("CMBFL") Sale and Leaseback

On December 3, 2018 the Company entered into an SLB with CMBFL, a non-affiliated party, for M/T Eco Bel Air (Hull No 874) and M/T Eco Beverly Hills (Hull No 875). Consummation of the SLB for the deal is expected to take place on the vessel’s delivery date currently planned for April and May 2019 respectively. Following the sale, the Company will bareboat charter back the vessels for a period of seven years at a bareboat hire of $16,361 per day per vessel. As part of this transaction, the Company has continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale will be $91,413 for both vessels.

The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements.

The SLB with CMBLF will be accounted  as a financing transaction, as control will remain with the Company and  M/T Eco Bel Air  and M/T Eco Beverly Hills will continue to be recorded as an asset on our balance sheet. In addition the Company has continuous options to repurchase the vessels below fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Scheduled Principal Repayments: The Company’s annual principal payments required to be made after December 31, 2018 on its loan obligations, are as follows (without accounting for the commitments under sale and leaseback agreements and assuming that the Company will not draw any additional funds under the Family Trading or any of its pre-delivery facilities):

Years
December 31, 2019	24,239
December 31, 2020	9,650
December 31, 2021	21,015
December 31, 2022	29,077
December 31, 2023	29,611
December 31, 2024 and thereafter	38,756
Total	152,348

As of December 31, 2018, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

Financing Costs: The net additions in deferred financing costs amounted to $2,667 and $3,609 during the years ended December 31, 2017 and 2018 respectively. For 2017, the respective amount relates to $646 of arrangement fees, commitment fees and legal fees relating to the AT Bank facilities, $625 of fees relating to the extension of the Family Trading Facility, $490 of arrangement fees relating to the Notes, $470 of arrangement fees, commitment fees and legal fees relating to the Alpha Facility, $297 of arrangement fees, commitment fees and legal fees relating to the Series C shares and $139 of financing fees paid to CSM as per the provisions of the Letter Agreement between the latter and the Company. For 2018, the respective amount relates to $2,172 of fees relating to the three amendments and extensions of the Family Trading Facility, $589 of arrangement fees, commitment fees and legal fees relating to the AT Bank Facility and the AT Bank First and Second Predelivery Facility, $447 of arrangement fees, commitment fees and legal fees relating to the Company’s SLBs (see note 21), $152 of arrangement fees, commitment fees and legal fees relating to the Alpha Bank Predelivery Facility, $139 of financing fees paid to CSM as per the provisions of the Letter Agreement between the latter and the Company, $82 of arrangement fees and legal fees relating to the ABN Facility amendment in November 2018 and $28 of legal fees relating to the AT Bank Bridge Facility.

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

On August 1, 2017, the Company received a subpoena from the U.S. Securities and Exchange Commission (“SEC”) requesting certain documents and information in connection with offerings made by the Company between February 2017 and August 2017. The Company provided the requested information to the SEC in response to that subpoena. On September 26, 2018 and on October 5, 2018 the Company received two additional subpoenas from the SEC requesting certain documents and information in connection with the previous subpoena the Company received on August 1, 2017. The Company is providing the requested information to the SEC in response to that subpoena. The SEC investigation is ongoing and the Company continues to cooperate with the SEC in its investigation. The Company is unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation or what impact, if any, the cost of responding to the SEC’s investigation or its ultimate outcome might have on our financial position, results of operations or liquidity . Hence the Company has not established any provision for losses relating to this matter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JFB)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) the Company and two of its executive officers. The complaint is brought on behalf of an alleged class of those who purchased common stock of the Company between January 17, 2017 and August 22, 2017, and alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016 (JFB)(SIL)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder.  By order dated July 20, 2018, the court consolidated the two actions under docket no. 2:17-cv-04987 and appointed lead plaintiffs for the consolidated action. On September 18, 2018 the plaintiffs filed a consolidated amended complaint. The amended complaint purports to be brought on behalf of shareholders who purchased the common stock of the Company between November 23, 2016 and April 3, 2018, makes allegations similar to those made in the original complaints, seeks similar reliefs as the original actions, and alleges that some or all the defendants violated sections 9, 10(b), 20(a), and/or 20A of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. All defendants filed motions to dismiss the amended complaint on March 25, 2019.  Plaintiffs’ oppositions to the motions to dismiss are due on May 24, 2019, and Defendants’ replies in further support of the motions to dismiss are due on June 28, 2019. . The Company and its management believe that the allegations in the complaints are without merit and plan to vigorously defend themselves against the allegations. By letter dated January 2, 2019, certain co-defendants in the class action litigation (Kalani Investments Ltd. (“Kalani”), Murchinson Ltd. and Marc Bistricer) requested that the Company indemnify and hold them harmless against all losses, including reasonable costs of defense, arising from the litigation, pursuant to the provisions of the Common Stock Purchase Agreement between the Company and Kalani. The Company acknowledged receipt of this indemnification request by letter dated February 20, 2019, and reserved all of its rights.

Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

Capital Expenditures under the Company’s Newbuilding program:

From March 30, 2017 to January 31, 2018 the Company entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of a number of vessels and newbuilding contracts (please see Note 1 and 5). As a result of these transactions, the Company has remaining contractual commitments for the acquisition of its fleet totaling $147,632, including $20,793, $29,027, $48,906 and $48,906 pursuant to newbuilding agreements for M/T Eco California, M/T Eco Marina Del Ray, M/T Eco Bel Air and M/T Eco Beverly Hills respectively. These contractual commitments are payable in 2019.

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

Reverse stock split: On May 11 2017, June 23 2017, August 3 2017, October 6 2017 and March 26 2018, the Company effected a 1-for-20, a 1-for-15, a 1-for-30, a 1-for-2 and a 1-for-10 reverse stock split of its common stock respectively. There was no change in the number of authorized common shares of the Company. All numbers of share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company's 2014 Warrants, in these financial statements have been retroactively adjusted to reflect these reverse stock splits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Issuance of common stock and warrants as part of the 2018 Common Stock Offering: On October 26, 2018, the Company priced a public offering of 2,000,000 shares of common stock, and warrants to purchase 3,500,000 common shares (the “2018 Warrants”), at $1.50 per common share and $0.00001 per warrant. The 2018 Warrants have an exercise price of $1.50 per share, are exercisable immediately, and will expire four months from the date of issuance. Each warrant grants the warrant holder the option to purchase one common share of the Company at any time within the abovementioned term (American style option). The proceeds from this offering (net of 6.5% placement agent fees), were $2,805. As of December 31, 2018, 1,553,000 2018 Warrants have been exercised for gross proceeds of $2,330. The 2018 Warrants provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. The Company accounts for the 2018 Warrants for shares of common stock as equity in accordance with the accounting guidance for derivatives. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity’s own stock and (ii) meet the equity classifications conditions. The Company concluded these warrants should be equity-classified since they contain no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

On initial recognition the fair value of the 2018 Warrants was $1,671 and was determined using the Black-Scholes methodology. The fair value is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs. The major unobservable input in connection with the valuation of the Company’s 2018 Warrants is the volatility used in the valuation model, which is approximated by using a four-month daily historical observations of the Company’s share price. The annualized four-month daily historical volatility that has been applied in the warrant valuation as of December 31, 2018 was 108%. A 5% increase in the volatility applied would lead to an increase of 3.8% in the fair value of the 2018 Warrants.

Equity distribution agreement: On May 25, 2018, the Company, entered into an equity distribution agreement, or as is commonly known, an at-the-market offering, with Maxim Group LLC (“Maxim”), under which the Company could sell up to $14,250 of its common stock with Maxim acting as a sales agent over a period of 12 months (the “Maxim ATM”). Since Maxim was acting solely as a sales agent, it had no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with this agreement. On July 24, 2018 the Company terminated the Maxim ATM. As of December 31, 2018, the Company had received proceeds (net of 2% fees), amounting to $2,781 and issued 2,490,853 common shares.

Series C preferred convertible shares: On February 17, 2017, the Company completed a private placement of 7,500 Series C convertible preferred shares (the “Series C shares”) for an aggregate principal amount of $7,500 with Xanthe. The Series C shares were convertible at the lesser of the following two prices: (i) $ 675,000.00 and (ii) 75% of the lowest daily VWAP of the Company's common shares over the twenty-one (21) consecutive trading day period ending on the trading day immediately prior to such date of determination, but in no event could the conversion price be less than $0.25. The Series C shares could not be converted if, after giving effect to the conversion, a holder together with certain related parties would beneficially own in excess of 4.99% of the Company’s outstanding common shares. Holders of Series C shares had no voting rights. The Company at its option had the right to redeem the outstanding Series C shares at an amount equal to 120% of the Conversion Amount being redeemed. The Series C shares were subject to redemption in cash at the option of the holders thereof at any time after the occurrence and continuance of a Triggering Event. A Triggering Event included, among other things, certain bankruptcy proceedings, the delisting of the Company's common shares from Nasdaq, failure to timely deliver common shares upon conversion, failure to pay cash upon redemption, or failure to observe or perform certain covenants. Further, at any time after the tenth business day before the first year anniversary of the issuance of the Series C shares, the holders had the right to require the Company to redeem all or any number of Series C shares held at a purchase price equal to 100% of the Conversion Amount of such shares. The holders of Series C shares were entitled to receive quarterly dividends at a rate of 8% per annum payable in common shares, except that any dividend not paid in common shares would be payable in cash. Capitalized terms are defined in the Statement of Designations of the Series C shares. During the year ended December 31, 2017 the Company issued 904,646 common shares upon the conversion of 7,500 Series C shares and paid $600 in dividends. Also in consideration for entering into the agreement, the Company issued $113 of its common stock to Xanthe as a commitment fee. As of December 31, 2017 all Series C shares had been converted to common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Series D preferred shares: On May 8, 2017, the Company issued 100,000 shares of Series D preferred shares (the “Series D shares”) to Tankers Family Inc., a company controlled by Lax Trust for $1 pursuant to a stock purchase agreement. The Series D shares are not convertible into common shares and each Series D share has the voting power of 1,000 common shares. The Series D shares have no dividend or distribution rights and shall expire and all outstanding Series D shares shall be redeemed by the Company for par value on the date the currently outstanding loans with ABN Amro and NORD/LB, or loans with any other financial institution, which contain covenants that require that any member of the family of Mr. Evangelos J. Pistiolis maintain a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of the Company's issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D shares shall not be otherwise redeemable and upon any liquidation, dissolution or winding up of the Company, the Series D shares shall have a liquidation preference of $0.01 per share.

Common stock purchase agreement: On February 2, 2017, the Company, entered into an agreement, as amended four times during 2017, with Kalani, under which the Company could sell up to $40,341 of its common stock to Kalani over a period of 24 months, subject to certain limitations (the “Common stock purchase agreement”). Proceeds from sales of common stock were used for general corporate purposes. Kalani had no right to require any sales and was obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. In consideration for entering into the agreement, the Company issued $606 of its common stock to Kalani as a commitment fee. No warrants, derivatives, or other share classes are associated with this agreement. As of December 31, 2017, the Company had received proceeds (net of 1% commitment fees), amounting to $39,937 and issued 632,775 common shares, out of which 6 shares refer to commitment fees. On October 12, 2017 the Common stock purchase agreement was completed.

First Crede Purchase Agreement: On November 7, 2017, the Company, entered into an agreement with Crede, pursuant to which the Company could sell up to $25,000 of shares of its common stock, to Crede over a period of 24 months, subject to certain limitations (the “First Crede Purchase Agreement”). In consideration for entering into the First Crede Purchase Agreement, the Company agreed to issue up to $500 of shares of its common stock, to Crede as a commitment fee. Crede had no right to require any sales and was obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. Proceeds from sales of common stock were used for general corporate purposes. No warrants, derivatives, or other share classes are associated with this agreement. As of December 31, 2017, the Company had received proceeds, amounting to $25,000 and issued 5,382,972 common shares, out of which 150,000 shares refer to commitment fees. On December 14, 2017 the First Crede Purchase Agreement was completed.

Second Crede Purchase Agreement: On December 11, 2017, the Company, entered into a second agreement with Crede, pursuant to which the Company can sell another $25,000 of shares of its common stock, to Crede over a period of 24 months, subject to certain limitations (the “Second Crede Purchase Agreement”). In consideration for entering into the Second Crede Purchase Agreement, the Company agreed to issue up to $500 of shares of its common stock, to Crede as a commitment fee. Crede has no right to require any sales and is obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. Proceeds from sales of common stock were to be used for general corporate purposes. No warrants, derivatives, or other share classes are associated with this agreement. As of December 31, 2018, the Company had received proceeds, amounting to $14,810 and issued 8,050,000 common shares, out of which 115,915 shares refer to commitment fees. The Company terminated the Second Crede Purchase Agreement on May 23, 2018.

2014 Warrants: As of December 31, 2018 the Company had 1,976,389 warrants outstanding relating to the follow-on offering of June 6, 2014 (the “2014 Warrants”), which entitle their holders to purchase 8,498,474 of the Company's common shares at an exercise price of $0.58, as it may be further adjusted. Furthermore the issuance of the Series C shares constituted an issuance of Variable Price Securities (as defined in the Warrant Agreement) and that, pursuant to Section 2(d) of the Warrant Agreement, each holder shall have the right, but not the obligation, to, in any exercise of 2014 Warrants, designate the Variable Price (as defined in the Warrant Agreement) at which the Series C shares are convertible, namely the lesser of: (i) $675,000 and (ii) 75% of the lowest daily VWAP of the Company's common shares over the twenty-one (21) consecutive trading day period ending on the trading day immediately prior to such date of determination, but in no event will the conversion price be less than $0.25. During the year ended December 31, 2018 no 2014 Warrants were exercised. The 2014 Warrants expire five years from the grant date on June 11, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The 2014 Warrants have a number of round down protection measures embedded in the warrant agreement. These measures provide for a downward adjustment of the exercise price of each warrant in the following cases:

•
Issuance of common shares: if the Company issues, sells or is deemed to have issued or sold any common shares for a consideration per share less than the exercise price of the 2014 Warrants then the latter shall be reduced to match the reduced consideration per share.

•
Issuance of options or convertible securities: if the Company issues or sells any options at a strike price that is lower than the exercise price of the 2014 Warrants then the latter will be reduced to match the strike price of the options. If the Company issues convertibles that end up converting at a price per share that is lower than the exercise price of the 2014 Warrants then the latter will be reduced to match the conversion price per share.

•
Holder's right of alternative exercise price following issuance of certain options or convertible securities: if the Company issues or sells any options or convertible securities that are convertible into or exchangeable or exercisable for common shares at a price which varies or may vary with the market price of the common shares (Variable Price), the warrant holder shall have the right, but not the obligation, to substitute the Variable Price for the exercise price of the 2014 Warrants.

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

Issuance of Warrants as part of the underwriting agreement: On June 6, 2014, the Company entered into an underwriting agreement in connection with the Company’s follow-on offering with AEGIS, an unaffiliated party. Pursuant to this agreement, the Company granted to AEGIS 300,000 warrants. Each warrant grants AEGIS the option to purchase one common share of the Company, at an exercise price of $4,500,000 (per share), which is exercisable at any time (American style option) from June 6, 2015 onwards and expires five years from the grant date.

Dividends: No dividends were paid to common stock holders in the years ended December 31, 2016, 2017 and 2018. An amount of $600 in common shares was paid to holders of Series C shares during year ended December 31, 2017.

12.	Stock Incentive Plan:

On April 15, 2015, the Company’s Board of Directors adopted the 2015 Stock Incentive Plan, or the 2015 Plan, under which the Company’s directors, officers, key employees, consultants and service providers to the Company may be granted non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other-equity based-related awards. One common share was reserved for issuance under the 2015 Plan, which is administered by the Compensation Committee of the Board of Directors.

On April 15, 2015, the Company granted and issued one restricted share to a nominee of Central Mare (Tankers Family Inc), a related party owned by the Lax Trust, under the 2015 Plan. The share will vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $1,962,000.

On February 25, 2016, the Company granted and issued 0.3 restricted common shares to Sovereign Holdings Inc, a company owned by the Lax Trust. The fair value of the Company’s share price at the time of the grant was $504,000 and the share vested immediately. The Company recognized an expense of $192 pursuant to this grant. This expense has been included in General and administrative expenses in the consolidated statements of comprehensive loss for the year ended December 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

A summary of the status of the Company's non-vested shares relating to the 2015 Plan as of December 31, 2018 and movement during the years ended December 31, 2017 and 2018, is presented below:

	Number of Non-vested Shares	Fair value of one common share
As of December 31, 2016	0.675	405,000
Vested shares on June 30, 2017	0.125	252
As of December 31, 2017	0.55	2.50
Vested shares on June 30, 2018	0.125	0.95
As of December 31, 2018	0.425	0.82

For the years ended December 31, 2016, 2017, and 2018 the equity compensation expense/(gain) that has been charged in the consolidated statements of comprehensive loss was $47, $(25) and $(34) for the Non-Employee awards, respectively. This expense has been included in Management fees-related parties in the consolidated statements of comprehensive loss for each respective year. As of December 31, 2018 the total compensation or benefit related to non vested awards is $119 (assuming that all future share vestings under the 2015 plan would be effected at the Company’s closing stock price on December 31, 2018, i.e. at $0.82 per share, here used as an estimate of the Company’s future stock price on the respective future vesting dates) and is expected to be recognized over a weighted average period of 3.5 years. The Company uses the straight-line method to recognize the cost of the awards.

13.	Loss Per Common Share:

All shares issued (including non-vested shares issued under the Company’s stock incentive plans) are included in the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income or loss attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with the two-class method as required by relevant guidance.

The components of the calculation of basic and diluted earnings per share for the years ended December 2016, 2017 and 2018 are as follows:

	Year Ended December 31,
	2016	2017	2018
Income:
Net loss attributable to common shareholders	(351)	(13,404)	(11,134)

Earnings per share:
Weighted average common shares outstanding, basic and diluted	22	1,063,381	18,181,456
Loss per share, basic and diluted	(15,955)	(12.57)	(0.61)

For the years ended December 31, 2016, 2017 and 2018 no dilutive shares were included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

14.	Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of comprehensive loss are as follows:

Voyage Expenses	Year Ended December 31,
	2016	2017	2018
Port charges / other voyage expenses	-	10	1
Bunkers	20	15	18
Commissions (including $358, $487 and $511 respectively, to related party)	716	974	1,001
Total	736	999	1,020

Vessel Operating Expenses	Year Ended December 31,
	2016	2017	2018
Crew wages and related costs	6,885	9,228	10,185
Insurance	542	777	761
Repairs and maintenance (including $104, $136 and $187 respectively, to related party)	520	973	1,120
Spares and consumable stores	1,923	2,374	2,645
Registration and tonnage taxes (Note 16)	43	92	115
Total	9,913	13,444	14,826

15.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive loss are analyzed as follows:

Interest and Finance Costs	Year Ended December 31,
	2016	2017	2018
Interest on debt (including $302, $138 and $874, respectively, to related party) (Note 9)	3,208	5,724	7,373
Delos termination fee interest (Note 5)	3	-	-
Bank charges and loan commitment fees (including $207, $366 and $179, respectively, to related party)	262	440	262
Amortization and write-off of financing fees	291	1,640	1,305
Amortization of debt discount (Note 9)	-	7,500	2,504
Non-cash debt conversion expenses	-	842	-
Total	3,764	16,146	11,444
Less interest capitalized	(671)	(353)	(1,782)
Total	3,093	15,793	9,662

16.	Income Taxes:

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

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
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

a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates relating to debt outstanding under its bank loan facilities on which it pays interest based on LIBOR plus a margin. In order to manage part of its exposure to changes in interest rates due to this floating rate indebtedness, the Company has entered into interest rate swap agreements (refer section below)   and may enter into more interest rate swap agreements in the future.

b)
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of interest rate swaps and cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

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

The fair value of the 2014 Warrants is determined using the Cox, Ross and Rubinstein Binomial methodology and hence are considered Level 3 items in accordance with the fair value hierarchy.

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

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Interest rate swap agreements
The Company has entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in LIBOR rates. The Company has entered into the following agreements with ABN Amro Bank, Nord/LB Bank and Alpha Bank relating to interest rate swaps, the details of which were as follows:
Agreement Date	Counterparty	Effective date:	Termination Date:	Interest rate payable
June 3, 2016	ABN Amro Bank	April 13, 2018	Ju1y 13, 2021	1.4425%
December 19, 2016	ABN Amro Bank	December 21, 2016	January 13, 2022	2.0800%
December 19, 2016	ABN Amro Bank	December 21, 2016	August 10, 2022	2.1250%
March 29, 2017	NORD/LB Bank	May 17, 2017	May 17, 2023	2.1900%
March 29, 2018	Alpha Bank	March 29, 2018	February 25, 2025	2.9700%

The fair value of the swaps was considered by the Company to be classified as Level 2 in the fair value hierarchy since their value was being derived by observable market based inputs. The Company pays a fixed rate and receives a floating rate for these interest rate swaps. The fair values of these derivatives determined through Level 2 of the fair value hierarchy were derived principally from, or corroborated by, observable market data. Inputs included quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allowed values to be determined. The Company's interest rate swaps did not qualify for hedge accounting.
2014 Warrant liability
The Company's derivatives outstanding as of December 31, 2017 and 2018, are recorded at their fair values. As of December 31, 2018 the Company’s derivatives consisted of 8,498,474 warrant shares outstanding, issued in connection with the Company’s follow-on offering that closed on June 11, 2014 (see Note 11), as depicted in the following table:
2014 Warrants Outstanding December 31, 2017	Warrant Shares Outstanding December 31, 2017	Term	Warrant Exercise Price	Fair Value – Liability December 31, 2017
1,976,389	2,134,501	5 years	$2.30	3,332

2014 Warrants Outstanding December 31, 2018	Warrant Shares Outstanding December 31, 2018	Term	Warrant Exercise Price*	Fair Value – Liability December 31, 2018
1,976,389	8,498,474	5 years	$0.58	1,915
* Applying the Variable Exercise Price

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
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
		Fair Value Measurement at Reporting Date
As of December 31, 2017	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Non-current asset	394	-	394	-
Non-current liability	3,335	-	3	3,332
As of December 31, 2018
Non-current asset	1,153	-	1,153	-
Non-current liability	2,274	-	359	1,915

The following table sets forth a summary of changes in fair value of the Company’s level 3 fair value measurements for the years ended December 31, 2017 and 2018:
Closing balance – December 31, 2016	3,222
Change in fair value of 2014 Warrants, included in the consolidated statements of comprehensive loss	256
Adjustment for cashless exercise of 2014 Warrants, included in Additional paid-in capital line item of consolidated balance sheets	(146)
Closing balance – December 31, 2017	3,332
Change in fair value of 2014 Warrants, included in (Loss)/gain on derivative financial instruments in the consolidated statements of comprehensive loss	(1,417)
Closing balance – December 31, 2018	1,915

Derivative Financial Instruments not designated as hedging instruments:
The major unobservable input in connection with the valuation of the Company’s 2014 Warrants is the volatility used in the valuation model, which is approximated by using a six-month daily historical observations of the Company’s share price. The annualized six-month daily historical volatility that has been applied in the warrant valuation as of December 31, 2018 was 110%. A 5% increase in the volatility applied would lead to an increase of 2.6% in the fair value of the 2014 Warrants. The fair value of the Company’s 2014 Warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs.

Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2017	Fair Value at December 31, 2018	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Value December 31, 2017	Value December 31, 2018
2014 Warrants	3,332	1,915	Non-Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	233%	110%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive loss are presented below:

	Amount of gain/(loss) recognized in Statement of comprehensive (loss)/gain located in Loss on derivate financial instruments
	2016	2017	2018
Interest rate swaps- change in fair value	(41)	431	404
Interest rate swaps– realized gain/(loss)	(16)	(476)	-
2014 Warrants- change in fair value	(641)	(256)	1,417
Total	(698)	(301)	1,821

18.	Other operating income

During the year ended December 31, 2017 the Company wrote-off $914 of accrued liabilities of vessels sold in 2009, mainly relating to unearned revenue.

During the year ended December 31, 2016 the Company wrote-off $3,137 of accrued liabilities of vessels sold from 2006 to 2008, mainly relating to $2,043 of unearned revenue and $1,094 of related brokerage commissions, as the time frame for the Company’s counterparties to claim these amounts had expired.

19.	Mezzanine Equity

Issuance of convertible preferred stock: On November 22, 2016, the Company, entered into a securities purchase agreement with YA II CD, LTD., or Yorkville for the sale of 2,106 newly designated Series B convertible preferred stock. Yorkville purchased 1,579 Series B convertible preferred stock on November 22, 2016 and 527 Series B convertible preferred stock on November 28, 2016. The preferred stock was issued to Yorkville through a registered direct offering. The total net proceeds from the offering, after deducting offering fees and expenses, were $1,741. The holders of Series B convertible preferred shares were entitled to such number of votes as would have been equal to the number of the Company’s common shares then issuable upon a conversion of each Series B convertible preferred share (subject to an ownership limitation of 4.99%) on all matters submitted to a vote of the stockholders of the Company. The Series B convertible preferred stock were convertible into a number of the Company’s common shares equal to the quotient of $1 divided by the lesser of the following two prices: (i) $504,000 (per share) and (ii) 85% of the lowest daily VWAP of the Company’s common shares over the 10 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, but in no event will this conversion price be less than $1.00 (per share). The holders of Series B convertible preferred stock are not entitled to dividends or a redemption in cash except in the case of an event of default (a “Triggering Event”). A Triggering Event includes, among other things, certain bankruptcy proceedings, the delisting of the Company’s common shares from Nasdaq, failure to timely deliver common shares upon conversion, failure to pay cash upon redemption, or failure to observe or perform certain covenants. All the issued Series B convertible preferred stock were converted in 2017. The Company retained the right at all times to redeem a portion or all of the outstanding Series B Convertible Preferred Shares. The Company would have paid an amount equal to $1 per each Series B Convertible Preferred Share, or the Liquidation Amount, plus a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed. Pursuant to the issuance of the convertible preferred stock, the Company recognized the beneficial conversion feature by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company’s common stock per share on the commitment date, to additional paid-in capital, resulting in a discount of $1,403 on the Series B convertible preferred stock. The Company accreted the whole discount in the year ended December 31, 2016. As the Company was in an accumulated deficit position, the offsetting amount was amortized as a deemed dividend charged against additional paid-in-capital for common shares, as there were no retained earnings from which to declare a dividend.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
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

20.	Investments in unconsolidated joint ventures

On March 30, 2017, the Company, acquired a 49% ownership interest in City of Athens from Fly Free Company, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $4,200. City of Athens was party to a newbuilding contract for the construction of M/T Eco Holmby Hills. Furthermore on March 30, 2017, the Company acquired a 49% ownership interest in Eco Nine from Maxima International Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $3,500. Eco Nine was a party to a newbuilding contract for the construction of M/T Eco Palm Springs. On June 14, 2017 the Company acquired an additional 1% interest in City of Athens and in Eco Nine for an aggregate consideration of $157, increasing the Company’s interest in both companies to 50%. Fees and costs related to the investments amounting to $353 were accounted for as part of the investment.

On June 30, 2017 the Lax Trust sold its 50% remaining interest in City of Athens and in Eco Nine to Gunvor S.A. (“Gunvor”), a non-affiliated company and on July 7, 2017 the Company entered into a joint venture agreement with Gunvor. Furthermore, upon the delivery of both vessels, each of the two vessels entered into time charter employments with Clearlake Shipping Pte Ltd, a subsidiary of Gunvor, for three years firm plus two additional optional years. The Company's exposure is limited to its share of the net assets of City of Athens and Eco Nine proportionate to its 50% equity interest in these companies. The Company shares the profits and losses, cash flows and other matters relating to its investments in City of Athens and in Eco Nine in accordance with its ownership percentage. The vessels are managed by CSM, pursuant to management agreements. The Company accounts for investments in joint ventures using the equity method since it has joint control over the investment. The Company was obligated to contribute funds for yard installments in relation to the construction of the vessels of the joint venture companies, as needed and proportionate to its 50% equity interest in these companies.

On March 12, 2018 City of Athens and in Eco Nine entered into a loan agreement with ABN Amro Bank for a senior debt facility of $35,900 to fund, the delivery of M/T Eco Holmby Hills and M/T Eco Palm Springs ($17,948 and $17,952 respectively). The loan is payable in 20 consecutive quarterly installments of $299 per vessel, commencing three months from draw down, and a balloon payment of $11,965 and $11,968 M/T Eco Holmby Hills and M/T Eco Palm Springs respectively, payable together with the last installment. The credit facility bears interest at LIBOR plus a margin of 2.90%. The facility carries customary covenants and restrictions, including the covenant that prohibits City of Athens and Eco Nine to declare any dividends until the second anniversary of the loan agreement.

On March 15, 2018, City of Athens took delivery of M/T Eco Holmby Hills, a 50,000 dwt newbuilding product/chemical tanker constructed at the Hyundai shipyard. On March 20, 2018 the vessel commenced its' time charter agreement with Clearlake Shipping Pte Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On May 23, 2018, Eco Nine Inc took delivery of M/T Eco Palm Springs, a 50,000 dwt newbuilding product/chemical tanker constructed at the Hyundai shipyard. On May 26, 2018 the vessel commenced its time charter agreement with Clearlake Shipping Pte Ltd.

During the year ended December 31, 2017 the Company advanced $5,233 to City of Athens and $3,738 to Eco Nine to cover upcoming newbuilding installments and $324 to City of Athens and $135 to Eco Nine respectively to cover predelivery expenses. During the year ended December 31, 2018 the Company advanced $2,243 to Eco Nine Inc to cover upcoming newbuilding installments and another $695 to City of Athens Inc and $744 to Eco Nine Inc respectively to cover predelivery expenses, financing related expenses and to establish debt service reserves.

A condensed summary of the financial information for equity accounted investments 50% owned by the Company shown on a 100% basis are as follows:

	December 31, 2017		December 31, 2018
	City of Athens	Eco Nine	City of Athens	Eco Nine
Current assets	218	218	898	684
Non-current assets	12,664	12,664	30,853	30,975
Current liabilities	68	68	1,530	1,762
Long-term liabilities	-	-	15,627	15,900
Net operating revenues	-	-	4,182	3,229
Net (loss)/gain	(20)	(20)	396	185

21.	Subsequent Events

 On January 1, 2019, the Company terminated the Letter Agreement with Central Shipping Monaco without incurring any penalties and on the same date the Company entered into a new letter agreement, or the New Letter Agreement, with Central Shipping Inc (“CSI”), a related party controlled by the family of Mr. Evangelos Pistiolis, and on the same date the Company entered into management agreements between CSI and its vessel-owning subsidiaries.

The New Letter Agreement can only be terminated on eighteen months’ notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement.

Pursuant to the New Letter Agreement, management fees remain the same except for the fact that the technical and the commercial management fees have been consolidated into one daily management fee and this has been reduced from $923 to $550 per day. Furthermore the fee per day for superintendent visits has been reduced from $541 to $500.

The New Letter Agreement and the management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen month advance notice of termination.

Furthermore on January 1, 2019, Central Mare reduced the fees the Company pays for the provision of the Company’s executive officers to $30 per month.

On January 11, 2019, the Company entered into a warrant exchange agreement with the sole holder of the 2018 Warrants for the reduction of the exercise price of said warrants from $1.50 to $1.02. On the same date 300,000 2018 Warrants were exercised for gross proceeds of $306, before deducting the placement agent fees. On February 5, 2019, the Company entered into an amendment of the 2018 Warrants for the reduction of the exercise price of said warrants from $1.02 to $0.70. On the same date 714,285 2018 Warrants were exercised for gross proceeds, of $500, before deducting placement agent fees. Between February 21 and February 25, 2019 the remaining 932,715 2018 Warrants were exercised for gross proceeds, underwriting discount, of $653, before deducting the placement agent fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2018
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On January 17, 2019, the Company sold and leased back the M/T Nord Valiant, to BoComm Leasing. The Company used $18,550 of the sale and leaseback proceeds to prepay in full the outstanding loan on the vessel (Tranche C of the ABN Facility). As part of the prepayment of ABN Facility Tranche C, the Company unwound the interest rate swap with ABN Amro bank dated December 19, 2016 and realized a gain of $213.
On January 26, 2019 the M/T Eco Revolution entered into a new time charter employment contract for 2 years with BP Shipping Ltd.

On January 30, 2019, the Company took delivery of the M/T Eco California. On the same date, agreements were consummated for the sale and leaseback of the vessel, with BoComm Leasing. On February 4, 2019 the vessel commenced its' time charter agreement with Shell.

On January 28, 2019, the Company entered into a credit facility with AT Bank for $10,500 for general corporate purposes (the “AT Bank Bridge Facility”). This facility was drawn down in full and the proceeds were used to repay the AT Bank Second Predelivery Facility. The facility is repayable in February 28, 2020. The facility contains restrictions on the holding company (Top Ships Inc) from providing guarantees other than for financing of new vessels and from paying any dividends or distributing any of its capital or redeeming any of its shares. Furthermore the facility prohibits the Company to pay any principal, accrued fees, interest or commitment fees relating to the Family Trading Facility. Finally the facility also contains some restrictions in the use of proceeds of future issuances of capital and incurrence of unsecured debt.

The facility is secured as follows:

•	Corporate guarantee of Top Ships Inc.;
•	Second priority perfected mortgage on M/T Eco Palm Desert Vessel;
•	Second rank priority assignment of insurance and earnings of the mortgaged vessel;
•	Second rank priority assignment of any time charters with duration of more than 12 months;
•	Second priority pledge of the shares of the shipowning subsidiary of the mortgaged vessel;
•	Second priority pledge over the earnings account of the vessel.

The facility bears interest at LIBOR plus a margin of 6.00% and a commitment fee of 2.25% per annum is payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. On March 22, 2019 the AT Bank Bridge Facility was converted into a note and its maturity was extended to March 31, 2019 with all other terms remaining the same.

On March 13, 2019, the Company took delivery of the M/T Eco Marina Del Ray. On March 18, 2019 the vessel commenced its' time charter agreement with Cargill and concurrently agreements were consummated for the vessel’s sale and leaseback to Cargill. The Company fully repaid the balance of the Alpha Bank Predelivery facility with part of the proceeds from the abovementioned sale and leaseback.