Form 20-F
period 2019-12-31
TOP SHIPS INC.
filed 2020-04-10
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Alexandros Tsirikos, (Tel) +30 210 812 8107, info@topships.org 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Stock, par value $0.01 per share	TOPS	Nasdaq Capital Market
Preferred Stock Purchase Rights		Nasdaq Capital Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2019, 8,695,348 shares of common stock, par value $0.01 per share, were outstanding.
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts.
TOP Ships Inc. desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this annual report, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "continue," "possible," "likely," "may," "should," and similar expressions identify forward-looking statements.
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

•	our future operating and financial results;
•	our future vessel acquisitions, our business strategy and expected capital spending or operating expenses, including any dry-docking and insurance costs;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	oil and chemical tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;
•	our ability to take delivery of, integrate into our fleet, and employ any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;
•	the aging of our vessels and resultant increases in operation and dry-docking costs;
•	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;
•	significant changes in vessel performance, including increased vessel breakdowns;
•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;
•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;
•	potential liability from litigation and our vessel operations, including discharge of pollutants;
•	changes in general economic and business conditions;
•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including "trade wars," piracy or acts by terrorists;
•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;
•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;
•	potential liability from future litigation and potential costs due to any environmental damage and vessel collisions;
•	the length and severity of the recent coronavirus (COVID-19) outbreak and its impact on the demand for commercial seaborne transportation and the condition to the financial markets; and
•	and other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.
You should not place undue reliance on forward-looking statements contained in this annual report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this annual report are qualified in their entirety by the cautionary statements contained in this annual report.
Any forward-looking statements contained herein are made only as of the date of this annual report, and except to the extent required by applicable law or regulation we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3.	KEY INFORMATION
Unless the context otherwise requires, as used in this annual report, the terms "Company," "we," "us," and "our" refer to TOP Ships Inc. and all of its subsidiaries, and "TOP Ships Inc." refers only to TOP Ships Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Throughout this annual report, the conversion from Euros, or €, to U.S. dollars, or $, is based on the U.S. dollar/Euro exchange rate of 0.8924 as of December 31, 2019, unless otherwise specified.
A.	Selected Financial Data
The following table sets forth our selected Statement of Comprehensive (Loss)/Income and Balance Sheet Data  ("Historical consolidated financial information)" and other operating data as of and for the periods indicated. Our selected historical consolidated financial information as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. The selected historical consolidated financial information as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015 and 2016 is derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.
The information provided below should be read in conjunction with "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.
Following the one-for-ten reverse stock split of our issued and outstanding common shares effective on February 22, 2016, a one-for-twenty reverse stock split of our issued and outstanding common shares effective on May 11, 2017, a one-for-fifteen reverse stock split of our issued and outstanding common shares effective on June 23, 2017, a one-for-thirty reverse stock split of our issued and outstanding common shares effective on August 3, 2017, a one-for-two reverse stock split of our issued and outstanding common shares effective on October 6, 2017,  a one-for-ten reverse stock split of our issued and outstanding common shares effective on March 26, 2018 and a one-for-twenty reverse stock split of our issued and outstanding common shares effective on August 22, 2019, all share and per share amounts disclosed throughout this annual report, in the table below and in our consolidated financial statements have been retroactively updated to reflect this change in capital structure, unless otherwise indicated. Please see "Item 4. Information on the Company—History and Development of the Company".

U.S. Dollars in thousands, except per share data
STATEMENT OF COMPREHENSIVE (LOSS)/INCOME	2015	2016	2017	2018	2019
Time charter revenues	13,075	28,433	39,363	39,442	61,695
Time charter revenues from related parties	-	-	-	1,606	1,311
Voyage charter revenue	-	-	-	-	3,082
Total charter revenue	13,075	28,433	39,363	41,048	66,088

Voyage expenses	370	736	999	1,020	3,038
Operating lease expense[1]	-	-	-	-	7,054
Bareboat charter hire expense[1]	5,274	6,299	6,282	6,282	-
Amortization of prepaid bareboat charter hire[1]	1,431	1,577	1,657	1,657	-
Vessel operating expenses	4,789	9,913	13,444	14,826	22,786
Dry-docking costs	-	-	-	-	399
Management fees-related parties	1,621	1,824	4,730	7,765	2,443
General and administrative expenses	2,983	2,906	5,805	6,997	1,730
Other operating (income)/loss	274	(3,137)	(914)	-	-
Vessel depreciation	668	3,467	5,744	6,390	12,392
Impairment on vessels	3,081	-	-	-	12,310

Operating (loss)/income	(7,416)	4,848	1,616	(3,889)	3,936

Interest and finance costs	(719)	(3,093)	(15,793)	(9,662)	(18,077)
(Loss)/gain on derivative financial instruments	(392)	(698)	(301)	1,821	1,601
Interest income	-	-	13	130	133
Equity (losses)/gains on investments	-	-	(27)	291	778
Other (expense)/income, net	20	(5)	1,120	180	-
Impairment on unconsolidated joint ventures	-	-	-	-	(3,144)

Net (loss)/income and comprehensive (loss)/income	(8,507)	1,052	(13,372)	(11,129)	(14,773)
Deemed dividend for beneficial conversion feature of Series B & E convertible preferred stock	-	(1, 403)	-	-	(9,339)
Deemed dividend equivalents on outstanding Series E Preferred Shares related to redemption value	-	-	-	-	(2,359)
Series E Preferred Shares Dividend	-	-	-	-	(2,650)
Deemed dividend on Series E Preferred Shares realized redemptions	-	-	-	-	(1,868)
Net loss attributable to common shareholders	(8,507)	(351)	(13,372)	(11,129)	(30,985)
Attributable to:
Common stock holders	(8,507)	(351)	(13,404)	(11,134)	(30,985)
Non-controlling interests	-	-	32	5	-

Loss per share, basic	$(15,467,280)	$(319,100)	$(251)	$(12.20)	$(10.58)
Loss per share, diluted	$(15,467,280)	$(319,100)	$(251)	$(12.20)	$(10.58)
Weighted average common shares outstanding, basic	-	1	53,169	909,072	2,927,608
Weighted average common shares outstanding, diluted	-	1	53,169	909,072	2,927,608

Other comprehensive loss
Effective portion of changes in fair value of interest swap contracts	-	-	-	-	(1,361)
Total other comprehensive loss	(8,507)	(351)	(13,372)	(11,129)	(32,346)
Attributable to:
Common stock holders	(8,507)	(351)	(13,404)	(11,134)	(32,346)
Non-controlling interests	-	-	32	5	-

1 New guidance on Leases was implemented on January 1, 2019 and as permitted under the transition rules we elected not to restate comparative figures

U.S. dollars in thousands, unless otherwise stated	2015	2016	2017	2018	2019
BALANCE SHEET DATA
Current assets	5,269	4,541	29,055	5,288	50,742
Total assets	74,006	143,317	220,448	258,488	444,890
Current liabilities, including current portion of long-term debt	17,577	20,033	25,581	36,819	75,417
Non-current liabilities	22,276	76,022	87,593	117,388	263,716
Total debt	24,226	84,539	103,949	140,655	309,007
Stockholders' and mezzanine equity	34,153	45,521	107,274	104,281	105,757
Preferred stock	-	-	1	1	1
Common stock	-	-	4	11	87

OTHER FINANCIAL DATA
	2015	2016	2017	2018	2019
FLEET DATA
Total number of vessels at end of period (including leased vessels)	3.0	6.0	7.0	8.0	12.0
Average number of vessels(1)	2.2	5.0	6.8	7.3	11.1
Total calendar days for fleet(2)	810	1,812	2,496	2,670	4,055
Total available days for fleet(3)	805	1,812	2,495	2,668	4,032
Total operating days for fleet(4)	796	1,799	2,491	2,663	3,959
Total time charter days for fleet	796	1,799	2,491	2,663	3,884
Total spot (voyage) days for fleet	-	-	-	-	75
Fleet utilization(5)	98.91%	99.28%	99.81%	99.81%	98.17%

	2015	2016	2017	2018	2019
AVERAGE DAILY RESULTS
Time charter equivalent(6)	$15,961	$15,396	$15,403	$15,031	$16,233
Vessel operating expenses(7)	$5,914	$5,470	$5,386	$5,552	$5,619
General and administrative expenses(8)	$3,684	$1,604	$2,323	$2,620	$427

U.S. dollars in thousands	2015	2016	2017	2018	2019
Adjusted EBITDA(9)	$3,058	$16,186	$16,405	$10,910	$36,470

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

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel.  Our method of calculating TCE rate is determined by dividing TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, but are payable by us in the case of a voyage charter, as well as commissions. TCE revenues and TCE rate, which are non-U.S. GAAP measures, provide additional supplemental information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure. We use TCE rates and TCE revenues to compare period-to-period changes in our performance and it assists investors and our management in evaluating our financial performance. The following table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2015	2016	2017	2018	2019
On a consolidated basis
Total Revenues*	$13,075	$28,433	$39,363	$41,048	$66,088
Less:
Voyage expenses	(370)	(736)	(999)	(1,020)	(3,038)
Time charter equivalent revenues	$12,705	$27,697	$38,364	$40,028	$63,050
Total operating days	796	1,799	2,491	2,663	3,884

Average Daily Time Charter Equivalent (TCE)	$15,961	$15,396	$15,403	$15,031	$16,233
*Represents the aggregate of Time charter revenues from third parties, Time charter revenues from Related Parties and Voyage charter revenue from third parties

(7)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.
(9)
Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization (Adjusted EBITDA), is not a measure prepared in accordance with U.S. GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), operating lease expenses, asset impairments, and gains/losses on derivative financial instruments. Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), operating lease expenses, asset impairments and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. This non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined in accordance with U.S. GAAP.

U.S. dollars in thousands	2015	2016	2017	2018	2019
Net (loss)/income and comprehensive (loss)/income	(8,507)	1,052	(13,372)	(11,129)	(14,773)

Add: Bareboat charter hire expenses	5,274	6,299	6,282	6,282	-
Add: Amortization of prepaid bareboat charter hire	1,431	1,577	1,657	1,657	-
Add: Operating lease expense	-	-	-	-	7,054
Add: Vessel depreciation	668	3,467	5,744	6,389	12,392
Add: Impairment on vessel	3,081	-	-	-	12,310
Add: Impairment on unconsolidated joint ventures	-	-	-	-	3,144
Add: Interest and finance costs	719	3,093	15,793	9,662	18,077
Add: Loss/(gain) on derivative financial instruments	392	698	301	(1,821)	(1,601)
Less: Interest income	-	-	-	(130)	(133)

Adjusted EBITDA	3,058	16,186	16,405	10,910	36,470

B.	Capitalization and Indebtedness

Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
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
The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. Please see "—The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future." Currently, all of our vessels are employed on time charters. However, changes in spot rates and time charter rates can affect the revenues we receive from operations in the event our charterers default or seek to renegotiate the charter hire, as well as the value of our vessels, even if our vessels are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. A decline in charter hire rates will also likely cause the value of our vessels to decline.
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
•
global and regional economic and political conditions, including "trade wars" and developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production, armed conflicts and work stoppages;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	environmental and other legal and regulatory developments;
•	economic slowdowns caused by public health events such as the recent COVID-19 outbreak;
•	currency exchange rates;
•	weather, natural disasters and other acts of God;
•	competition from alternative sources of energy, other shipping companies and other modes of transportation; and
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of tanker capacity include:
•	the number of newbuilding deliveries;
•	current and expected newbuilding orders for vessels;
•	the scrapping rate of older vessels;
•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of vessels;
•	the price of steel and vessel equipment;
•	technological advances in the design and capacity of vessels;
•	potential conversion of vessels for alternative use;
•	changes in environmental and other regulations that may limit the useful lives of vessels;
•	port or canal congestion;
•
the number of vessels that are out of service at a given time, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire, including those that are in drydock for the purpose of installing exhaust gas cleaning systems, known as scrubbers; and

•	changes in global petroleum and chemical production.
The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Market conditions have been volatile in recent years and continued volatility may reduce demand for transportation of oil, petroleum products and chemicals over longer distances and increase the supply of tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.
Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.
Public health threats, such as the COVID-19 outbreak (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.
The recent outbreak of coronavirus COVID-19, a virus causing potentially deadly respiratory tract infections first identified in China and subsequently spreading around the world, has negatively affected economic conditions, the supply chain and the labor market regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. As of March 2020, the outbreak of COVID-19 has been declared a pandemic by the World Health Organization ("WHO"). Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. As of March 15, 2020, the United States has temporarily restricted travel by foreign nationals into the country from a number of areas, including China and Europe. In addition, on March 18, 2020, the U.S. and Canada agreed to restrict all nonessential travel across the border. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. These measures, though temporary in nature, may continue and increase as countries attempt to contain the outbreak. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by COVID-19. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases.  The extent of the COVID-19 outbreak's effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, we cannot predict the impact it may have on our future operations, which could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

In addition, public health threats such as COVID-19, in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all vessels at any given time. Any of these public health threats and related consequences could adversely affect our financial results.
The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.
The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2019, the BDTI reached a high of 1,958 and a low of 610. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI but for petroleum product fixtures, has similarly been volatile. In 2019, the BCTI reached a high of 1,031 and a low of 448. Although the BDTI and BCTI were 1,122 and 827, respectively, as of April 7, 2020, there can be no assurance that the crude oil and petroleum products charter market will increase, and the market could again decline. This volatility in charter rates depends, among other factors, on (i) the demand for crude oil and petroleum products, (ii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iii) oil refining volumes, (iv) oil prices, and (v) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.
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
European countries have recently experienced relatively slow growth. Over the past several years, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity, and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Worldwide economic conditions have in the past impacted, and could in the future impact, lenders' willingness to provide credit to us and our customers. If economic conditions in Europe preclude or limit financing, we may not be able to obtain financing on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.
The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets and starting in late February, financial markets in the U.S. experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions and the economic slow-down resulting from COVID-19 and the intentional governmental responses to the virus may also adversely affect the market price of our common shares.

Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. The recent COVID-19 outbreak has negatively impacted, and may continue to negatively impact, global economic activity, demand for energy, and funds flows and sentiment in the global financial markets. Continued economic disruption caused by the continued failure to control the spread of the virus could significantly impact our ability to obtain additional debt financing.
Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
The London Interbank Offered Rate ("LIBOR") is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a significant portion of our outstanding indebtedness fluctuates with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.
Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process, in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition from LIBOR to SOFR could be significant for us.
In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.
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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization's Marine Environment Protection Committee ("MEPC") announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

We don't plan to install scrubbers and may have to pay more for fuel which could adversely affect our business, results of operations and financial condition.

Effective January 1, 2020 all vessels must comply with the IMO's low sulfur fuel oil ("LSFO") requirement, which cuts sulfur levels from 3.5% to 0.5%. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels, which is available in most ports globally but at a higher cost than high-sulfur fuel oil ("HSFO"); (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

While 50% our fleet is scrubber-fitted, in light of operating and economic uncertainties surrounding the use of scrubbers, we have chosen not to purchase and install these units on the vessels of our fleet that aren’t scrubber-fitted. However, we may, in the future, determine to purchase scrubbers for installation on our vessels. While scrubbers rely on technology that has been developed over a significant period of time for use in a variety of applications, their use for maritime applications is a more recent development. Each vessel will require physical modifications to be made in order to install a scrubber, the scope of which will depend on, among other matters, the age and type of vessel, its engine and its existing fixtures and equipment. The purchase and installation of scrubbers will involve significant capital expenditures, currently estimated at $1.5 million per vessel, and the vessel will be out of operation for more than 30 days in order for the scrubbers to be installed. In addition, future arrangements that we may enter into with respect to shipyard drydock capacity to implement these scrubber installations may be affected by delays or issues affecting vessel modifications being undertaken by other vessel owners at those shipyards, which could cause our vessels to be out of service for even longer periods or installation dates to be delayed. In addition, as there is a limited operating history of scrubbers on vessels such as those owned and operated by us, the operation and maintenance of scrubbers and related ongoing costs to these vessels is uncertain. Any unforeseen complications or delays in connection with acquiring, installing, operating or maintaining scrubbers installed on our vessels could adversely affect our business, results of operations and financial condition.

Furthermore, it is uncertain how the availability of HSFO and LSFO around the world will be affected by implementation of the IMO 2020 Regulations, as well as the prices of HSFO and LSFO generally and the price differential between the two fuels after January 1, 2020, are also uncertain. If LSFO is unavailable in port and we or our charterers cannot obtain a temporary waiver to refuel and use HSFO for the next voyage, we or our charterers could be subject to fines by regulatory authorities and be in violation of the charter agreements. Scarcity and the quality in the supply of LSFO, or a higher-than-anticipated difference in the costs between the two types of fuel, may cause us to pay more for fuel than scrubber-fitted vessels, which could adversely affect our business, results of operations and financial condition.

There is limited operating history of using LSFO on our vessels and new compliant fuel blends which have been introduced but the vessel performance, economic impact and timing of using such fuels on our vessels is still evolving. In addition, our vessels will likely incur higher fuel costs associated with using more expensive compliant fuel. Currently these costs are borne by our charterers but in case we enter into a spot or voyage charter in the future, such costs may be material and could adversely affect our business, results of operations and financial condition.

Our vessels may suffer damage due to the inherent operational risks of the tanker industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases (such as the recent outbreak of COVID-19), quarantine and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil or chemicals. An oil or chemical spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil and chemicals transported in such tankers.
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
The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in charter rates. As of April 3, 2020, newbuilding orders have been placed for an aggregate of approximately 7.6% of the existing global tanker fleet with the bulk of deliveries expected during 2021.
An over-supply of oil tankers has already resulted in an increase in oil tanker charter hire rate volatility. If this volatility persists, we may not be able to find profitable charters for our vessels, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Our vessels may call on ports located in countries that are subject to restrictions, sanctions, or embargoes imposed by the U.S., the European Union, the United Nations, China, or other governments, which could lead to monetary fines or adversely affect our business, reputation and the market for our common shares.
None of our vessels called on ports located in countries or territories subject to country-wide or territory-wide U.S. sanctions or embargoes or countries identified by the U.S. government or other authorities as state sponsors of terrorism during 2019. While we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in these countries or territories on charterers' instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the Trump administration, the European Union, China and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our business.
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

Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, and the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures. The results of the 2016 presidential election and the potential results of the upcoming 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. There have also been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.
In January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general, increasing hostilities between the U.S. and Iran. This attack or further escalations between the U.S. and Iran that may follow, could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world's oil supply passes through. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows and financial position.
In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.
The U.K.'s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum, a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties' relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position and results of operations. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, South China Sea, Sulu Sea, Celebes Sea, the Indian Ocean and in particular, the Gulf of Guinea, region off Nigeria, which experienced increase incidents of privacy in 2019. Sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessels.  If insurers or the Joint War Committee characterize the regions in which our vessels are deployed as "war risk" zones or "war and strikes" listed areas," respectively, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, least of all for bearing the cost of the applicable deductible(s) or unforeseen charges/costs, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The year-over-year growth rate of China's GDP was approximately 6.1% for the year ended December 31, 2019, as compared to approximately 6.6% for the year ended December 31, 2018, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future, especially in light of the impact of COVID-19. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and "trade wars". The International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China are expected to result in a 0.8% cumulative reduction of global GDP in 2020. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain refined petroleum products are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping and tanker companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Future weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by another economic downturn in any of the aforementioned countries and regions.

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
RISKS RELATED TO OUR COMPANY
We are subject to litigation and we may be subject to similar or other litigation in the future.
We and certain of our current executive officers were defendants in purported class-action lawsuits pending in the U.S. District Court for the Eastern District of New York, brought on behalf of our shareholders.  The lawsuits alleged violations of Sections 9, 10(b), 20(a) and/or 20A of the Securities Exchange Act of 1934, as amended, or the Exchange Act and Rule 10b-5 promulgated hereunder. In connection with these lawsuits, certain co-defendants requested that we indemnify and hold them harmless against all losses, including reasonable costs of defense, arising from the litigation, pursuant to the provisions of the Common Stock Purchase Agreement between us and Kalani.
On August 3, 2019 the Eastern District Court of New York dismissed the case with prejudice.  On August 26, 2019, plaintiffs appealed the dismissal to the United States Court of Appeals for the Second Circuit. We filed our response briefs on November 26 and November 27, 2019, and plaintiffs/appellants filed their reply brief on December 11, 2019. The Court of Appeals held oral argument on March 10, 2020 and took the matter under advisement. On April 2, 2020, the Court of Appeals issued a summary order affirming the District Court's decision dismissing Plaintiffs' claims and denying leave to amend. The Court of Appeals is scheduled to issue a mandate making the decision effective on April 23, 2020 if Plaintiffs do not file a motion for reargument.
We believe these claims to be without merit and intend to continue to defend these lawsuits vigorously. Furthermore, we may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, our legal fees and costs incurred in connection with such activities and any legal fees of co-defendants for which we are deemed responsible may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.
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

As of the date of this annual report our fleet consists of ten tankers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.
As of the date of this annual report, our fleet consists of eight 50,000 dwt MR product tankers and two 157,000 dwt Suezmax crude oil tankers that we have bareboat chartered-in via sale and leaseback agreements, or SLBs. Our MR product tanker fleet consists of M/T Stenaweco Energy, M/T Stenaweco Evolution, M/T Nord Valiant, M/T Stenaweco Excellence, M/T Eco California, M/T Eco Marina Del Ray and M/T Eco Los Angeles and M/T Eco City of Angels. Our Suezmax fleet consists of M/T Eco Bel Air and M/T Eco Beverly Hills.  Furthermore, we have a 50% interest in M/T Palm Springs, a 50,000 dwt product/chemical tanker vessel that we have agreed to sell subject to customary closing conditions.  If these vessels are unable to generate revenue as a result of off hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.
We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
During 2019, 95% of our revenues derived from seven charterers, Stena Weco A/S, BP Shipping Limited ("BP"), Clearlake Shipping Pte Ltd ("Clearlake"), Central Tanker Chartering Inc, Dampskibsselskabet NORDEN A/S ("DS Norden A/S"), Shell Tankers Singapore Private Limited ("Shell") and Cargill International SA ("Cargill"). Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances, including as a result of the recent outbreak of COVID-19 and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The bareboat charters treated as financing, in connection with our SLBs contain restrictive covenants that may limit our liquidity and corporate activities, and could have an adverse effect on our financial condition and results of operations.
The bareboat charters in connection with the SLBs of our fleet contain, and any future SLBs we may enter into are expected to contain, customary covenants and termination event clauses, including cross-default provisions and restrictive covenants and performance requirements that may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, pay dividends, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could also limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

Our bareboat charters in connection with the SLBs require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses and other representations, including the following:
•	maintain a consolidated leverage ratio of not more than 75% (and in one case 80%);
•	maintain minimum free liquidity of $1.0 million per Suezmax tanker $0.75 million per owned MR tanker and $0.5 million per bareboated chartered-in MR tanker; and
•	assure no change of control of the company takes place, except with the lessors prior written consent.
As of December 31, 2019, we are in compliance with the consolidated leverage ratio and the minimum free liquidity covenants in our SLBs.
As a result of the restrictions in our bareboat charters in connection with our SLBs, or similar restrictions in our future SLBs, we may need to seek permission from the owners of our leased vessels in order to engage in certain corporate actions. Their interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest, which may adversely impact our revenues, results of operations and financial condition.
A failure by us to meet our payment and other obligations, including our financial covenant requirements, could lead to defaults under our bareboat charters in connection with our SLB or any future SLBs. If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, the current or future owners of our leased vessels, as appropriate, could retake possession of our vessels or require us to pay down our indebtedness to a level where we are in compliance with our covenants or sell vessels in our fleet. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the recent outbreak of COVID-9, may affect our ability to comply with these covenants. We could lose our vessels if we default on our bareboat charters in connection with the SLBs, which would negatively affect our revenues, results of operations and financial condition.
Servicing current and future debt (including SLBs) will limit funds available for other purposes and impair our ability to react to changes in our business.
We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2019, we had a total indebtedness of $316.6 million, excluding deferred finance fees. Our current or future debt could have other significant consequences on our operations. For example, it could:
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

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
We intend to continue to grow our fleet in the future in line with our strategy. Our future growth will primarily depend on our ability to:
•	generate excess cash flow for investment without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);
•	raise equity and obtain required financing for our existing and new operations;
•	locate and acquire suitable vessels;
•	identify and consummate acquisitions or joint ventures;
•	integrate any acquired business successfully with our existing operations;
•	our manager ability to hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;
•	enhance our customer base; and
•	manage expansion.
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
Uncertainty related to the Greek sovereign debt crisis may adversely affect our operating results. Greece experienced a macroeconomic downturn in recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. As a result, our operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Central Shipping Inc, which we refer to as our Fleet Manager or CSI, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, pay to the Greek government new taxes or other fees. We and our Fleet Manager also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and our Fleet Manager's shore side operations located in Greece. The Greek government's taxation authorities have increased their scrutinization of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and our Fleet Manager may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.
Our President, Chief Executive Officer and Director, who may be deemed to beneficially own, directly or indirectly, 100% of our Series D Preferred Shares has control over us.
As of April 10, 2020, Lax Trust, which is an irrevocable trust established for the benefit of certain family members of our President, Chief Executive Officer and Director, Mr. Evangelos Pistiolis, may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding shares of our Series D Preferred Shares. Each Series D Preferred Share carries 1,000 votes. By its ownership of 100% of our Series D Preferred Shares, Lax Trust has control over our actions.
As of April 10, 2020, the Lax Trust may be deemed to own all of the outstanding shares of Family Trading Inc., a company related to Mr. Evangelos Pistiolis, our President, Chief Executive Officer and Director, or Family Trading, and Tankers Family Inc., which in aggregate and on an as converted basis own approximately 12.8% of our outstanding common shares, including 17,274,140 common shares issuable upon the conversion of 10,364 Series E Perpetual Convertible Preferred Shares ("Series E Preferred Shares") held by Family Trading. Due to the number of shares that the Lax Trust may be deemed to own, it has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust or the family of Mr. Pistiolis may be different from your interests.
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
When we enter into a time charter or bareboat charter, rates under that charter are fixed throughout the term of the charter. If the spot charter rates in the tanker shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our then existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our current or future loans or current leaseback obligations. If our current or future lenders choose to accelerate our indebtedness and foreclose their liens, or if the owners of our leased vessels choose to repossess vessels in our fleet as a result of a default under the SLBs, our ability to continue to conduct our business would be impaired.
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
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company's ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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
Maritime claimants could arrest our vessels or vessels we acquire, which could interrupt our cash flow.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels or vessels we acquire could result in a significant loss of earnings for the related off-hired period. In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.
Governments could requisition our vessels or vessels we acquire during a period of war or emergency, resulting in loss of earnings.
A government could requisition vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of any of our vessels or vessels we acquire could negatively impact our revenues should we not receive adequate compensation.
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
We believe that we were not a PFIC for our 2014 through 2019 taxable years and do not expect to be treated as a PFIC in subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ''passive income,'' and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
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
Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. Although we have qualified for this statutory exemption in previous taxable years and have taken this position for U.S. federal income tax return reporting purposes in such taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of our common shares, owned in the aggregate 50% or more of the vote and value of such stock, and "qualified shareholders" as defined by the Treasury regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of common shares to preclude the shares in that closely-held block that are not so owned from representing 50% or more of the value of our common shares for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year. We intend to take the position for U.S. federal income tax reporting purposes that we are not subject to U.S. federal income taxation for the 2019 taxable year because more than 50% of our stock was not owned by non-qualified shareholders that each held 5% or more of our stock.
We are a "foreign private issuer," which could make our common shares less attractive to some investors or otherwise harm our stock price.
We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act. As a "foreign private issuer" the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.
RISKS RELATED TO OUR COMMON SHARES
Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder's investment.
The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq Stock Market LLC, or Nasdaq. Over the last few years, the stock market has experienced price and volume fluctuations, especially due to factors relating to the recent outbreak of COVID-19. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2019, the price of our common shares experienced a high of $22.00 in January and a low of $0.65 in November. This market and share price volatility relating to the effects of COVID -19, as well as general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.
The market price of our common shares is affected by a variety of factors, including:
•	fluctuations in interest rates;
•	fluctuations in the availability or the price of oil and chemicals;
•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;
•	changes in our relationships with customers or suppliers;
•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;
•	changes in United States or foreign tax laws;
•	actual or anticipated fluctuations in our operating results from period to period;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	market conditions in the shipping industry and the general state of the securities markets;
•	business interruptions caused by the recent outbreak of COVID-19;
•	mergers and strategic alliances in the shipping industry;
•	changes in government regulation;
•	a general or industry-specific decline in the demand for, and price of, shares of our common shares resulting from capital market conditions independent of our operating performance;
•	the loss of any of our key management personnel;
•	our failure to successfully implement our business plan; and
•	issuance of shares.
There is no guarantee of a continuing public market for you to resell our common shares.
Our common shares currently trade on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common shares will continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. The price of our common shares may be volatile and may fluctuate due to factors such as:
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
Further, a lack of trading volume in our stock may affect investors' ability to sell their shares. Our common shares have been experiencing low daily trading volumes in the market. As a result, investors may be unable to sell all or any of their shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.
Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.
On December 26, 2019, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price requirement under Nasdaq rules. Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until June 23, 2020. We intend to monitor the closing bid price of our common shares between now and June 23, 2020 and are considering our options, including a reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement.  We can cure this deficiency if the closing bid price of our common shares is $1.00 per share or higher for at least ten consecutive business days during the grace period.

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
On June 27, 2017, we received written notification from Nasdaq, indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until December 26, 2017. We regained compliance on August 17, 2017.
On October 10, 2017, we received written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until April 9, 2018. After requesting a grace period from Nasdaq, we regained compliance on April 11, 2018.
On March 11, 2019, we received written notification from Nasdaq, indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until September 9, 2019.
On August 22, 2019 we effectuated a 20 to 1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1). As a result, we regained compliance on September 5, 2019.
A continued decline in the closing price of our common shares on Nasdaq could result in suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors, will constitute a breach under certain of our credit agreements and constitute an event of default under certain classes of our preferred stock and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.
Finally, if the volatility in the market continues or worsens, it could have a further adverse effect on the market price of our common shares, regardless of our operating performance.
We issued 7,544,475 and 109,009,808 common shares during 2019 and 2020, respectively, through various transactions. Shareholders may experience significant dilution as a result of our offerings.
We have already sold large quantities of our common shares pursuant to previous public and private offerings of our equity and equity-linked securities.  We currently have an effective registration statement on Form F-3 (333-234281), for the sale of $200,000,000 of which we have sold $18 million. We also have 10,364 Series E Preferred Shares outstanding, which are convertible into approximately 17,274,140 common shares as of the date of this report and the Class B Warrants, discussed in Item 4. Information on the Company—A. History and Development of the Company and Item 10. Additional information—B. Memorandum and Articles of Association—2019 Class A Warrants and Class B Warrants below, exercisable into 4,200,000 common shares.  All of the Series E Preferred Shares are held by Family Trading.
Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, redemptions of our Series E Preferred Shares, or our equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

Our issuance of additional shares of common shares or other equity securities of equal or senior rank would have the following effects:
•	our existing shareholders' proportionate ownership interest in us will decrease;
•	the amount of cash available for dividends payable on the shares of our common shares may decrease;
•	the relative voting strength of each previously outstanding common share may be diminished; and
•	the market price of the shares of our common shares may decline.
Future issuances or sales, or the potential for future issuances or sales, of our common shares may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.
We have issued a significant number of our common shares and we may do so in the future. Shares to be issued in future equity offerings could cause the market price of our common shares to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.
The market price of our common shares could decline due to sales, or the announcements of proposed sales, of a large number of common shares in the market, including sales of common shares by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of our common shares.
Our Third Amended and Restated Articles of Incorporation, as amended, authorize our Board of Directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.
Future issuance of common shares may trigger anti-dilution provisions in our Series E Preferred Shares and affect the interests of our common shareholders.
The Series E Preferred Shares contain anti-dilution provisions that could be triggered by the issuance of common shares in a future offering, depending on their offering price. For instance, the issuance by us of common shares for less than $20.00 per common share, which is the current fixed conversion price of the Series E Preferred Shares, could result in an adjustment downward of the Series E Preferred Shares conversion price and an increase in the number of common shares each Series E Share is converted into. These adjustments could affect the interests of our common shareholders and the trading price for our common shares. Furthermore the Series E Preferred Shares holders have the option to replace the fixed conversion price with a variable conversion price, namely 80% of the lowest daily Volume-Weighted Average Price ("VWAP")  of our common shares over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of an exercise notice (but in no event can this variable conversion price be less than $0.60) and purchase such proportionate number of shares based on the variable conversion price in effect on the date of conversion. If using the variable conversion price of the Series E Preferred Shares, as of April 10, 2020, the Series E Preferred Shares have a conversion price of $0.60 and are converted into 17,274,140 common shares per Series E Share, as may be further adjusted. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the then current conversion price of the Series E Preferred Shares would result in similar adjustments.

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
We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, all of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.
Our By-laws provide that the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our By-laws provide that, unless we consents in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands, shall be the sole and exclusive forum for (i) any shareholders' derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act of the Republic of the Marshall Islands, or (iv) any action asserting a claim governed by the internal affairs doctrine.  This forum selection provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.
We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.
Our By-laws include a forum selection provision as under the section herein entitled "Description of Share Capital – Shareholders' Derivative Actions". However, the enforceability of similar forum selection provisions in other companies' governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our By-laws to be inapplicable or unenforceable in such action. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.
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
In addition, we have entered into a stockholders rights agreement, or the Stockholders Rights Agreement, that makes it more difficult for a third-party to acquire us without the support of our Board of Directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement." These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common shares and your ability to realize any potential change of control premium.
RISKS RELATED TO OUR RELATIONSHIP WITH OUR FLEET MANAGER AND ITS AFFILIATES
We are dependent on our Fleet Manager to perform the day-to-day management of our fleet.
Our executive management team, provided by Central Mare, consists of Evangelos J. Pistiolis; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis G. Ikonomou our Chief Operating Officer and Konstantinos Patis, our Chief Technical Officer. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of any vessels we may acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party affiliated with the family of Mr. Pistiolis. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet as well as for all accounting and reporting functions and the loss of our Fleet Manager's services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:
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
Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed TOP Ships Inc. Our common shares are currently listed on Nasdaq under the symbol "TOPS." The current address of our principal executive office is 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.  The address of our Internet site is https://www.topships.org.
On February 1, 2017, the Commission declared effective our registration statement on Form F-1, which covered the registration of (i) $200,000,000 common shares (including preferred stock purchase rights), preferred shares, debt securities, warrants, purchase contracts, rights and units and (ii) 0.3 common shares offered for resale by Yorkville underlying the Series B Convertible Preferred Shares issued in the Private Placement.
On February 2, 2017, we launched a registered equity line for the sale of up to $3,099,367 of our common shares from time to time to Kalani Investments Limited, or Kalani, over the next 24 months pursuant to the Purchase Agreement between us and Kalani dated February 2, 2017.  On March 17, 2017, we expanded the registered equity line to allow for the sale of up to $6,940,867 of our common shares from time to time to Kalani pursuant to an amendment to the Purchase Agreement dated February 2, 2017, or the First Amendment.  On March 27, 2017, we further expanded the registered equity line to allow for the sale of up to $12,540,867 of our common shares to Kalani, or the Second Amendment.  On April 4, 2017, we further expanded the registered equity line to allow for the sale of up to $20,340,867 of our common shares, or the Third Amendment.  On April 27, 2017, we further expanded the registered equity line to allow for the sale of up to $40,340,867 of our common shares to Kalani, or the Fourth Amendment. On October 12, 2017 we announced that we have issued and sold the total dollar amount of common shares under the registered equity line and sold a total of 31,638 common shares.
On February 17, 2017, we closed a private placement with Xanthe Holdings Ltd, or Xanthe, a non-U.S. institutional investor non-affiliated with us but affiliated with Kalani for the sale of 7,500 newly issued Series C Convertible Preferred Shares, which were convertible into our common shares, for $7.5 million pursuant to a securities purchase agreement, or the Series C Transaction. Series C shares were fully converted into 45,232 common shares by October 31, 2017.
On February 20, 2017, we, through our wholly-owned subsidiary, Style Maritime Ltd., acquired a 40% ownership interest in Eco Seven Inc., a Marshall Islands corporation, or Eco Seven, from Malibu Shipmanagement Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust for an aggregate purchase price of $6.5 million, pursuant to a share purchase agreement, or the Eco Seven Transaction. Eco Seven was a party to a newbuilding contract for the construction of M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai on February 28, 2017. Eco Seven was also a party to a time charter agreement that commenced upon the vessel's delivery at a rate of $16,500 per day for the first three years, and at the charterer's option, $17,500 for the first optional year and $18,500 for the second optional year. The Eco Seven Transaction was approved by a special committee of our board of directors, or the Transaction Committee, of which the majority of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor.

Throughout 2017, we issued multiple promissory notes to Kalani and Xanthe. On February 6, 2017, we entered into a note purchase agreement and issued a $3.5 million 6% Original Issue Discount Promissory Note to Kalani for cash consideration of $3.3 million, with a mandatory redemption no later than May 15, 2017. On March 22, 2017, we entered into a note purchase agreement and issued a $5.0 million 4% Original Issue Discount Promissory Note to Kalani for cash consideration of $4.8 million, with a mandatory redemption no later than October 7, 2017. On March 28, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Kalani in the principal amount of $10 million for cash consideration of $10 million, with a mandatory redemption no later than August 25, 2017.  On April 5, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Kalani in the principal amount of $7.7 million for cash consideration of $7.7 million, with a mandatory redemption no later than September 4, 2017.  On May 15, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Xanthe in the principal amount of $5.0 million for cash consideration of $5.0 million, with a mandatory redemption no later than August 23, 2017.  On June 26, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Kalani in the principal amount of $3.0 million for cash consideration of $3.0 million, with a mandatory redemption no later than October 24, 2017. On July 12, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Xanthe in the principal amount of $3.1 million for cash consideration of $3.0 million, with a mandatory redemption no later than November 7, 2017. On September 15, 2017, we issued an unsecured promissory note in the amount of $2.0 million with an original issue discount of 1% to Xanthe.  As of December 31, 2018 all of the promissory notes issued to Kalani and Xanthe had been settled.
On March 27, 2017, pursuant to the management agreement between us and Central Shipping Monaco SAM ("CSM"), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, than was our Fleet Manager from March 10, 2014 to December 31, 2018, our board of directors granted to CSM a $1.25 million cash performance fee for its dedication and provision to us of high quality ship management and newbuilding supervision services during 2016.
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
On March 30, 2017, we, through our wholly-owned subsidiary, Lyndon International Co., acquired a 49% ownership interest in City of Athens from Fly Free Company, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $4.2 million, or the City of Athens Transaction. City of Athens was party to a newbuilding contract for the construction of M/T Eco Holmby Hills, a 50,000 dwt newbuilding product/chemical delivered from Hyundai in March 2018.
On March 30, 2017, we, through our wholly-owned subsidiary, Gramos Shipping Company Co., acquired a 49% ownership interest in Eco Nine from Maxima International Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $3.5 million, or the Eco Nine Transaction.  Eco Nine was party to a newbuilding contract for the construction of M/T Eco Palm Springs, a 50,000 dwt newbuilding product/chemical delivered from Hyundai in May 2018.
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
On June 27, 2017, we received written notification from Nasdaq, indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). We regained compliance on August 17, 2017.
On October 10, 2017, we received written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). We regained compliance on April 11, 2018.

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
On November 7, 2017, we entered into a Common Stock Purchase Agreement, or the First Purchase Agreement, with Crede CG III, Ltd., or Crede CG, pursuant to which we agreed to sell up to $25 million of our common shares to Crede CG over a period of 24 months, subject to certain limitations. On December 14, 2017 the First Purchase Agreement was completed.
On November 13, 2017, we entered into a Note Purchase Agreement with Crede Capital Group LLC, or Crede, pursuant to which we issued an unsecured promissory note in the original principal amount of $12.5 million with a single revolving option for additional $5.0 million that we exercised on November 20, 2017. As of December 31, 2018, the promissory note has been settled.
On November 24, 2017, we acquired for $3.6 million all of the outstanding shares of PCH77 Shipping Company Limited, a Marshall Islands company that owned a new building contract for M/T Eco California, a high specification 50,000 dwt Medium Range ("MR") product/chemical tanker delivered from Hyundai in South Korea in January 2019 from an entity affiliated with Mr. Evangelos Pistiolis. The abovementioned transaction was approved by a special committee of our board of directors, or the Transaction Committee, of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor. Upon its delivery, the vessel was be employed under a time charter with Shell for a firm duration of two years with a charterer's option to extend for one additional year. The rate of the charter consists of a fixed amount per day plus a 50% profit share for earned rates over the fixed amount.
On December 11, 2017, we entered into a Common Stock Purchase Agreement, or the Second Purchase Agreement, with Crede CG pursuant to which we agreed to sell up to $25 million of our common shares to Crede CG over a period of 24 months, subject to certain limitations. We received proceeds, amounting to $14.8 million pursuant to sales of our common stock under the Second Purchase Agreement and we issued 402,500 common shares. We terminated the Second Crede Purchase Agreement on May 23, 2018.
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
On January 31, 2018, we acquired:
•
100% of the issued and outstanding shares of PCH Dreaming Inc., a Marshall Islands company that had entered into a new building contract for a high specification 50,000 dwt Medium Range ("MR") product/chemical tanker, M/T Eco Marina Del Ray, delivered from Hyundai Mipo Dockyard Co., Ltd. in South Korea in March 2019. We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $3.95 million.

•
100% of the issued and outstanding shares of South California Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier (M/T Eco Bel Air) delivered from Hyundai Samho Heavy Industries Co. Ltd. in South Korea in April 2019. We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $8.95 million.

•
100% of the issued outstanding shares of Malibu Warrior Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier (M/T Eco Beverly Hills) delivered from Hyundai Samho Heavy Industries Co. Ltd. in South Korea and in May 2019. We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $8.95 million.

•
10% of the issued and outstanding shares of Eco Seven Inc., a Marshall Islands company that owned M/T Stena Elegance, a high specification 50,000 dwt MR product/chemical tanker delivered in February 2017 from Hyundai Vinashin. We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $1.6 million.  As a result of the transaction we own 100% of the issued and outstanding shares of Eco Seven Inc.

Each of the acquisitions was approved by a special committee of our board of directors, (the "Transaction Committee"), of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained an opinion on the fairness of the consideration of this transaction from two independent financial advisors.
On February 20, 2018 we appointed AST as our new transfer agent and registrar. All of our directly held common shares have been transferred from Computershare to AST's platform, with no action required by any shareholder regarding the change in our transfer agent. (AST can be reached as follows: American Stock Transfer & Trust Company, 55 Challenger Road Ridgefield Park, NJ 07660, Office: 201-806-4181).
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
On March 26, 2018, we effected a 1-for-10 reverse stock split.
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
On June 29, 2018, we entered into a SLB and a 5 year time charter with Cargill, for our vessel M/T Eco Marina Del Ray.
On September 7, 2018 we took delivery of M/T Eco Palm Desert, a 50,000 dwt newbuilding product/chemical tanker constructed at the Hyundai Mipo Vinashin shipyard.

On October 24, 2018, we entered into a Securities Purchase Agreement with one institutional investor, pursuant to which we sold 100,000 of our common shares in a registered direct offering. We also issued warrants to purchase up to 175,000 shares at an exercise price of $30 per share. Maxim Group LLC acted as the exclusive placement agent for the offering.
In October 2018, we agreed to enter into a three year time charter employment with Clearlake Shipping Pte Ltd for our product/chemical tanker M/T Eco Fleet.
In November 2018, we agreed a new time charter employment contract for 2 years with BP Shipping Ltd for our product/chemical tanker M/T Eco Revolution to commence in January 2019.
On December 21, 2018 we entered into an SLB with Bank of Communications Financial Leasing Company ("BoComm Leasing"), a non-affiliated party, for M/T Nord Valiant and M/T Eco California. Consummation of the SLB took place on January 17, 2019 for M/T Nord Valiant and on January 30, 2019 for M/T Eco California. Following the sale, we bareboat chartered back M/T Nord Valiant for five years and for the M/T Eco California for seven years at a bareboat hire of $5,875 per day and $6,550 per day respectively. As part of this transaction, we have continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale were $21.7 million for M/T Nord Valiant and $24.1 million for M/T Eco California. We used $18.5 million of the SLB proceeds to prepay in full the outstanding loan on M/T Nord Valiant (Tranche C of the ABN Facility).
On December 3, 2018 we entered into an SLB with China Merchants Bank Financial Leasing ("CMBFL"), a non-affiliated party, for M/T Eco Bel Air and M/T Eco Beverly Hills. Consummation of the SLB took place in April and May 2019 respectively. Following the sale, we bareboat chartered back the vessels for a period of seven years at a bareboat hire of $1.5 million per quarter per vessel. As part of this transaction, we have continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale were $91.4 million for both vessels.
On January 11, 2019, we entered into a warrant exchange agreement with the sole holder of the 2018 Warrants for the reduction of the exercise price of said warrants from $30.0 to $20.40. On the same date 300,000 2018 Warrants were exercised into 15,000 common shares. On February 5, 2019, we entered an amendment of the 2018 Warrants for the reduction of the exercise price of said warrants from $20.40 to $14.00. On the same date 714,285 2018 Warrants were exercised into 35,714 common shares. Between February 21 and February 25, 2019 the remaining 932,715 2018 Warrants were exercised into 46,636 common shares.
On January 30, 2019, we took delivery of M/T Eco California. On February 4, 2019 the vessel commenced its' time charter agreement with Shell Tankers Singapore Private Limited ("Shell").
On March 11, 2019, we received written notification from Nasdaq, indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). We regained compliance on September 9, 2019.
On March 13, 2019, we took delivery of M/T Eco Marina Del Ray. On March 18, 2019 the vessel commenced its time charter agreement with Cargill and concurrently agreements were consummated for the vessel's SLB to Cargill.
On April 1, 2019, we announced the sale of 27,129 newly issued Series E Preferred Shares at a price of $1,000 per share to Family Trading, in exchange for the full and final settlement of the loan facility between us and Family Trading dated December 23, 2015, as amended.  For more information please see "Description of share capital" below.
On April 5, 2019, we announced the delivery of the 157,000 dwt newbuilding Suezmax vessel M/T Eco Bel Air, constructed at the Hyundai Samho shipyard in South Korea.
On May 9, 2019, we announced the delivery of the 157,000 dwt newbuilding Suezmax vessel M/T Eco Beverly Hills, constructed at the Hyundai Samho shipyard in South Korea.
On July 15, 2019 we entered into SLBs with Oriental Fleet International Company Limited, a non-affiliated party, for M/T Stenaweco Excellence, and on August 30, 2019 for M/T Stenaweco Energy and M/T Stenaweco Evolution. The sale of the M/T Stenaweco Excellence took place on July 15, 2019 and the sales of the M/T Stenaweco Energy and M/T Stenaweco Evolution took place on November 20, 2019. Prior to the aforementioned sale and lease backs, on November 20, 2019, we exercised the purchase options on the operating leases of the M/T Stenaweco Energy and M/T Stenaweco Evolution for a total of $47.9 million. Following the sales, we bareboat chartered back the three vessels for periods of ten years at bareboat hire rates comprising of financing principal based on straight-line amortization with a balloon payment at maturity plus interest based on the three months Libor plus 3.90% per day. As part of this transaction, we have continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option is exercised and at the end of the ten-year period we have an obligation to purchase the vessels. The gross proceeds from the sale of the M/T Stenaweco Excellence were $25.6 million and the total gross proceeds for the M/T Stenaweco Energy and M/T Stenaweco Evolution were $45.8 million.

From July 25, 2019 to April 10, 2020, we redeemed 33,798 of Series E Preferred Shares for $38.9 million.
On July 31, 2019, all outstanding 2014 Warrants issued on July 11, 2014 expired.
On August 22, 2019, we effected a 1-for-20 reverse stock split of our common shares. There was no change in the number of our authorized common shares. All share amounts in this report, not including amounts incorporated by reference, have been retroactively adjusted to reflect this reverse stock split.
On September 13, 2019, we closed an underwritten public offering of an aggregate of 1,580,000 common shares (or pre-funded warrants to purchase common shares in lieu thereof, the Pre-Funded Warrants), warrants, or the Traditional Warrants, to purchase up to 1,790,000 of our common shares and an overallotment option of up to 237,000 common shares, together the September 2019 Transaction. This resulted in gross proceeds of $10.5 million before deducting underwriting discounts, commissions and other offering expenses. The gross proceeds include the partial exercise of 85,000 common shares of the underwriter's over-allotment option granted in connection with the offering. From September 13 to December 31, 2019, 1,245,089 common shares were issued pursuant to the cashless exercise of 1,778,700 Traditional Warrants. The Traditional Warrants expired on December 31, 2019.
On October 14, 2019, we entered into a deed of Amendment for the AT Bank Bridge Facility Note dated March 22, 2019 in the amount of $10.5 million, or the AT Note, which among other things, extended the maturity date of the AT Bank Bridge Note for one year to March 31, 2021.
On November 6, 2019, we entered into a placement agent agreement with Maxim Group LLC relating to the sale of our securities, or the November 2019 Placement Agent Agreement.  Pursuant to the November 2019 Placement Agent Agreement, we entered into the Securities Purchase Agreement, or the November 2019 Purchase Agreement, with certain institutional investors in connection with a registered direct offering of an aggregate of 4,200,000 of our common shares at a public offering price of $2.00 per share, registered on our Registration Statement on Form F-3 (333-215577), or the November 2019 Registered Offering.  Concurrently with the November 2019 Registered Offering and pursuant to the November 2019 Purchase Agreement, we also commenced a private placement whereby we issued and sold Class A warrants to purchase up to 4,200,000 of our common shares, or the Class A Warrants, and Class B warrants to purchase up to 4,200,000 of our common shares, or the Class B Warrants. The Class A Warrants and Class B Warrants were registered via a registration statement in form F1 that became effective on January 21, 2020.
On December 18, 2019, we acquired interests in two companies that each were the sole purchaser in a new building contract. We purchased 100% of the issued and outstanding shares of Santa Catalina Inc., a Marshall Islands company that had entered into a new building contract for a high specification scrubber-equipped, 50,000 dwt MR product/chemical tanker to be named Eco Los Angeles delivered on February 10, 2020 from Hyundai Mipo Dockyard Co., Ltd. in South Korea. We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $7.2 million. We also purchased 100% of the issued and outstanding shares of Santa Monica Inc., a Marshall Islands company that had entered into a new building contract for a high specification scrubber-equipped, 50,000 dwt MR product/chemical named Eco City of Angels delivered on February 17, 2020 from Hyundai Mipo Dockyard Co., Ltd. in South Korea. We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $7.2 million. Following their delivery, both vessels entered into time charters with Trafigura Maritime Logistics Pte Ltd ("Trafigura") for a firm duration of three years, with charterer's option to extend for two additional years.
On December 26, 2019, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price requirement under Nasdaq rules. Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until June 23, 2020. We intend to monitor the closing bid price of our common shares between now and June 23, 2020 and are considering our options, including a reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement.  We can cure this deficiency if the closing bid price of our common shares is $1.00 per share or higher for at least ten consecutive business days during the grace period.
Recent Developments
On January 3, 2020, we announced that we agreed to sell two MR1 Product Tankers, the M/T Eco Fleet and the M/T Eco Revolution (each weighing 39,000 dwt) to unaffiliated third parties.  On January 14, 2020, the M/T Eco Revolution was delivered to its buyer and we received gross proceeds of $23.0 million, part of which were used to prepay in full the outstanding amount of $15.1 million under tranche A of our loan facility with ABN AMRO, or the ABN Facility.  On January 21, 2020, the M/T Eco Fleet was delivered to its buyer and we received $21.0 million, part of which were used to prepay in full the outstanding amount of $14.4 million under tranche B of the ABN Facility, resulting in the full prepayment of the ABN Facility.

On February 10 and February 17, 2020 we took delivery of M/T Eco Los Angeles and M/T Eco City of Angels from the Hyundai Mipo Dockyard Co., Ltd. in South Korea respectively.
Between January 22 and February 21, 2020, all of the Class A Warrants (4,200,000 warrants) were exercised on a cashless basis into 1,680,000 of our common shares.
On February 12, 2020, we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, under which we may offer and sell, from time to time through Maxim, up to $5.0 million of its common shares.  We completed the offering on March 4, 2020 and sold a total of 14,637,118 common shares.
On February 17, 2020, we announced the issuance of 16,004 Series E Preferred Shares to Family Trading, as settlement of the consideration outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from Mr. Pistiolis, our President, Chief Executive Officer and Director, and for dividends payable to Family Trading Inc. under already outstanding Series E Preferred Shares.
On February 21, 2020, we announced that our 50% owned subsidiaries which own M/T Holmby Hills and M/T Palm Springs entered into agreements to sell both vessels to unaffiliated third parties . On March 30, 2020, we announced the delivery of M/T Holmby Hills to an unaffiliated party.
On February 6, 2020, we announced that we agreed to sell two MR2 Product Tankers, the M/T Stenaweco Elegance and the M/T Palm Desert (each weighing 50,000 dwt) to unaffiliated third parties. On February 25, 2020, we announced the closing of the sale of the M/T Stenaweco Elegance.
On March 11, 2020, we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, under which we may offer and sell, from time to time through Maxim, up to $5.0 million of its common shares.  We completed the offering on March 27, 2020 and sold a total of 52,692,690 common shares.
On February 6, 2020, we announced that we agreed to sell two MR2 Product Tankers, the M/T Stenaweco Elegance and the M/T Palm Desert (each weighing 50,000 dwt) to unaffiliated third parties. On March 23, 2020, we announced the conclusion of the sale of the M/T Palm Desert.
On March 30, 2020 we entered into a placement agent agreement with Maxim Group LLC relating to the sale of our securities, or the March 2020 PAA.  Pursuant to the March 2020 PAA, we entered into a securities purchase agreement, or the March 2020 SPA, with certain institutional investors in connection with a registered direct offering of 40,000,000 of our common shares at a public offering price of $0.20 per share, or the March 2020 Registered Direct Offering. The aggregate gross proceeds of the Registered Direct Offering was $8.0 million and it closed on April 1, 2020.
B.	Business Overview
We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. Our fleet has a total capacity of 714,000 deadweight tonnes ("dwt"). As of the date of this report, our fleet consists of eight 50,000 dwt product/chemical tankers, the M/T Stenaweco Energy, M/T Stenaweco Evolution, M/T Nord Valiant, M/T Stenaweco Excellence, the M/T Eco California, the M/T Eco Marina Del Ray, The M/T Eco Los Angeles and the M/T Eco City of Angels and two 157,000 dwt Suezmax tankers, the M/T Eco Bel Air and M/T Eco Beverly Hills and we also own 50% interest in one 50,000 dwt product/chemical tanker, the M/T Palm Springs, which we have agreed to sell subject to customary closing conditions. All of our vessels are IMO certified and are capable of carrying a wide variety of oil products including chemical cargos which we believe make our vessels attractive to a wide base of charterers. All of the vessels in our fleet are sold and leased back.
For more information, please see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments."
We intend to continue to review the market in order to identify potential acquisition targets in line with our strategy.
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

Our Fleet
The following tables present our fleet list as of the date of this report:
MR Tanker vessels on SLBs (treated as financings):
Name	Deadweight	Charterer	End of firm period	Charterer's Optional Periods	Gross Rate fixed period/ options
M/T Stenaweco Energy	50,000	Stena Weco A/S	February 2021	1+1 years	$15,616 / $17,350 / $18,100
M/T Stenaweco Evolution	50,000	Stena Weco A/S	October 2021	1+1 years	$15,516 / $17,200 / $18,000
M/T Stenaweco Excellence	50,000	Stena Weco A/S	November 2020	1+1 years	$16,200 / $17,200 / $18,000
M/T Nord Valiant	50,000	DS Norden A/S	August 2021	1+1 years	$16,800 / $17,600 / $18,400
M/T Eco California	50,000	Shell Tankers Singapore Private Limited	January 2021	1 year	$13,750 plus 50% profit share/ $13,950 plus 50% profit share
M/T Eco Marina Del Ray	50,000	Cargill	March 2024	-	$15,100
M/T Eco Los Angeles	50,000	Trafigura	February 2023	1+1 years	$17,500 / $18,750 / $20,000
M/T Eco City of Angels	50,000	Trafigura	February 2023	1+1 years	$17,500 / $18,750 / $20,000

Suezmax Vessels on SLBs (treated as financings):
Name	Deadweight	Charterer	End of firm period	Charterer's Optional Periods	Gross Rate fixed period/ options
M/T Eco Bel Air	157,000	BP Shipping Limited	April 2022	1+1 years	$24,500 / $27,500 / $29,000
M/T Eco Beverly Hills	157,000	BP Shipping Limited	May 2022	1+1 years	$24,500 / $27,500 / $29,000

Joint Venture MR Tanker fleet (50% owned):

Name	Deadweight	Charterer	End of firm period	Charterer's Optional Periods	Gross Rate fixed period/ options
M/T Eco Palm Springs*	50,000	Clearlake Shipping Pte Ltd	May 2021	1+1 years	$14,750 up to May 2020 and $15,175 thereafter / $15,550 / $16,550

* We have agreed to sell this vessel subject to customary closing conditions.

All the vessels in our fleet are equipped with engines of modern design and with improvements in the hull, propellers and other parts of the vessel to decrease fuel consumption and reduce emissions. Vessels with this combination of technologies, introduced from certain shipyards, are commonly referred to as eco vessels. We believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with our vessels for charters, providing us with a competitive advantage.  Furthermore, all of our vessels are fitted with ballast water treatment equipment and five of our vessels have scrubbers installed.
Management of our Fleet
Our Fleet Manager provides all operational, technical and commercial management services for our fleet. Please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties".

Officers, Crewing and Employees
As of the date of this annual report we employ directly only one shore-based employee. Our executive officers and a number of administrative employees are provided according to an agreement with Central Mare. Please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties". In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.
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
Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States. According to the International Energy Agency, global oil demand for 2019 has risen to approximately 100.1 million barrels/day compared to 99.2 million barrels/day during 2018.
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

Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or "P&I Associations," and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
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
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, are set to take effect on January 1, 2020.

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

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or "PCBs") are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The Marine Environment Protection Committee, or "MEPC," adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Since the implementation of the cap, ships are required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and entered into force on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
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
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers ("GBS Standards").
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
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. All of our vessels comply with this standard.
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
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000 ("the CLC").  Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights.  The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.  We have protection and indemnity insurance for environmental incidents.  P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates.  All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
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
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200-nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these changes are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or "SIPs," designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States." The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining "waters of the United States" and recodified the regulatory text that existed prior to 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the "Navigable Waters Protection Rule," which replaces the rule published on October 22, 2019, and redefines "waters of the United States." The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA's promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.  Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.  We believe we would be in compliance with any such regulations as our vessels are fitted with ballast water treatment equipment.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called "SOx-Emission Control Area"). As of January 2020, EU member states will also have to ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
International Labour Organization
The International Labor Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships 500 gross tons or engaged in international trade and flying the flag of a Member and operating from a port, or between ports, in another country.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.

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
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulation for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code ("the ISPS Code"). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
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

Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or "the Rules," which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
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
Customers
Our customers include national, regional and international companies. We have historically derived a significant part of our revenue from a small number of charterers. In 2019, 95% of our net revenue was derived from seven charterers, 34% from Stena Weco A/S, 26% from BP, 13% from Shell, 9% from DS Norden A/S, 7% from Cargill, 4% from Clearlake and 2% from Central Tanker Chartering Inc, while another 5% of our revenue derived from spot (voyage) charters. We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions.
C.	Organizational Structure
We are a Marshall Islands corporation with principal executive offices located at 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. Our significant wholly-owned subsidiaries as of December 31, 2019 are listed in Exhibit 8.1 to this annual report on Form 20-F.
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
For a discussion of our results for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see "Item 5 – Operating and Financial Review and Prospects – A. Operating Results – Results for the Year Ended December 31, 2018 Compared to the year ended December 31, 2017" contained in our annual report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 28, 2019.
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
Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to CSI, one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.
Under a bareboat charter, the vessel is chartered for a stipulated period of time, which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage and operating costs are paid by the charterer.
As of the date of this annual report, we have bareboat chartered-in eight product/chemical tankers and two suezmax crude oil tankers, under our SLB arrangements which are accounted as financing. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.
Voyage charters
In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party generally has a minimum amount of cargo. The charterer is liable for any short loading of cargo or "dead" freight. The voyage contract generally has standard payment terms of 95% freight paid within three days after completion of loading. The voyage charter party generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Conversely, the charterer is given credit if the loading/discharging activities happen within the allowed laytime known as despatch resulting in a reduction in revenue. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. We have determined that our voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight- line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.
We entered into a voyage charter from January 2019 to May 2019. There were no voyage charters in the years ended December 2017 and 2018.
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
Charter Hire Expenses/Operating Lease Expenses
Charter hire expenses represent operating lease payments for vessels we bareboat charter-in via operating lease agreements. Pursuant to the implementation of the new lease accounting standard (ASC 842) effective from January 1, 2019, we are required to present all expenses relating to operating leases in one line item under "Operating lease expenses". Hence for the year ended December 31, 2019 "Operating lease expenses" is equal to the aggregate of "Bareboat charterhire expenses" and "Amortization of prepaid bareboat charter hire", that referred to the same operating leases, as those that were presented under the previous accounting standard (ASC 840) in the years ended December 31, 2017 and 2018.
On January 29, 2015 and March 31, 2015, we entered into SLBs for the M/T Stenaweco Energy and the M/T Stenaweco Evolution, respectively, with a duration of seven years. These SLBs were accounted for as operating leases. On December 18 and 20, 2019 we exercised the purchase options and terminated the operating leases on M/T Stenaweco Energy and M/T Stenaweco Evolution respectively and at the same time we consummated SLB agreements for both vessels with Oriental Fleet International Company Limited ("OFI") that we account for as financings.

Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and value added tax, or VAT, and other miscellaneous expenses. We analyze vessel operating expenses on a U.S. dollar per day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.
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
Management Fees—Related Parties
As from January 1, 2019, we have outsourced to CSI a related party controlled by the family of Mr. Evangelos Pistiolis, all operational, technical and commercial functions relating to the chartering and operation of our vessels. We outsourced the above functions pursuant to a letter agreement between CSI and Top Ships Inc. and management agreements between CSI and our vessel-owning subsidiaries on the same date, and each new vessel that entered our fleet after that date entered into a management agreement with CSI. See "Item 18. Financial Statements—Note 5—Transactions with Related Parties".
General and Administrative Expenses
Our general and administrative expenses include executive compensation paid to Central Mare for the compensation of our executive officers and a number of administrative staff, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technical Officer as well as a number of administrative employees. For further information please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties."
A portion of our general and administrative expenses are denominated in Euros and are therefore affected by the conversion rate of the U.S. dollar versus the Euro.
Interest and Finance Costs
We incur interest expense on outstanding indebtedness under our loans and SLBs, which we include in interest and finance costs. We also incur finance costs in establishing those debt facilities and SLBs which are deferred and amortized over the period of the respective facility. The amortization of the finance costs is presented in interest and finance costs.
Inflation
Inflation has not had a material effect on our expenses. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.
Main components of managing our business and main drivers of profitability
The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:
•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:
•	charter rates and periods of charter hire for our tankers;
•	utilization of our tankers (earnings efficiency);
•	levels of our tanker's operating expenses and dry-docking costs;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.
RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2019
The following table depicts changes in the results of operations for 2019 compared to 2018.
	Year Ended December 31,		change
	2018	2019	YE19 v YE18
	($ in thousands)			$	%
Revenues	41,048	66,088	25,040		61%
Voyage expenses	1,020	3,038	2,018		198%
Operating Lease Expense	-	7,054	7,054		100%
Bareboat charter hire expenses	6,282	-	(6,282)		-100%
Amortization of prepaid bareboat charter hire	1,657	-	(1,657)		-100%
Vessel operating expenses	14,827	22,786	7,959		54%
Dry-docking costs	-	399	399		100%
Vessel Depreciation	6,389	12,392	6,003		94%
Management fees-related parties	7,765	2,443	(5,322)		-69%

Vessels Impairment charge	-	12,310	12,310		100%
General and administrative expenses	6,997	1,730	(5,267)		-75%
Operating (loss) income	(3,889)	3,936	7,825		-201%
Impairment on unconsolidated joint ventures	-	(3,144)	(3,144)		100%
Interest and finance costs	(9,662)	(18,077)	(8,415)		87%
Gain on financial instruments	1,821	1,601	(220)		-12%
Interest income	130	133	3		2%
Equity gain in unconsolidated joint ventures	291	778	487		167%
Other, net	180	-	(180)		-100%
Total other expenses, net	(7,240)	(18,709)	(11,469)		158%
Net loss	(11,129)	(14,773)	(3,644)		33%

Please see Item 5. "Operating and Financial Review and Prospects—A. Operating Results" in our Annual Report on Form 20-F, filed on March 28, 2019 where the 2017 to 2018 comparative discussion may be found.
Year on Year Comparison of Operating Results
1.	Revenues, Voyage expenses, Other vessel operating expenses and Vessel depreciation

2019 vs. 2018
Revenues, Voyage expenses, Other vessel operating expenses and Vessel depreciation increased mainly due to the increase in the size of our fleet over the two comparable periods. During the year ended December 31, 2018 we employed 7 vessels, in the same period of 2019 we employed 12 vessels, that resulted in increases in all vessel related revenues and expenses. Eco Fleet was employed under freight voyages during the year ended December 31, 2019 which also contributed to the increase in both revenues and voyage expenses compared to the comparable period where it was employed under time charter only.
2.	Operating lease expenses, Bareboat charter hire expenses and Amortization of prepaid bareboat charter hire
2019 vs. 2018
Pursuant to the implementation of the new lease accounting standard (ASC 842) effective from January 1, 2019, we are required to present all expenses relating to operating leases in one line item under "Operating lease expenses". In the year ended December 31, 2019 "Operating lease expenses" is the aggregation of "Bareboat charterhire expenses" and "Amortization of prepaid bareboat charter hire", that referred to the same operating leases, as those that were presented under the previous accounting standard (ASC 840) in the year ended December 31, 2018. A slight decrease year on year  resulted from the exercise of the purchase options of the two vessels we had under operating leases (M/T Stenaweco Energy and M/T Stenaweco Evolution) and the subsequent lease termination in December 2019.
3.	Management fees—related parties
2019 vs. 2018
During the year ended December 31, 2019, management fees to related parties decreased by $5.3 million, or 69%, compared to the year ended December 31, 2018. This decrease was mainly due to $3.9 million of sale and purchase commissions as per our management agreement with Central Shipping Monaco SAM ("CSM"), a related party affiliated with the family of Mr. Evangelos J. Pistiolis and $1.3 million of cash performance fee granted to CSM, during the year ended December 31, 2018, that were absent in the year ended December 31, 2019. Although our fleet increased in 2019, a decrease in management fees pursuant to the management agreement with our new manager, CSI, (See "Item 18. Financial Statements—Note 5—Transactions with Related Parties") from $923 per day to $550 per day as of January 1, 2019 resulted in the same level of aggregate expenses for the per diem management fees.
4.	General and administrative expenses
2019 vs. 2018
During the year ended December 31, 2019, our general and administrative expenses decreased by $5.3 million, or 75%, compared to the year ended December 31, 2018, mainly attributed to no bonuses paid in 2019 compared to $2.3 million paid in 2018, a decrease of $2.0 million in manager and employee related expenses, following the reduction of the executive compensation paid to Central Mare for the compensation of our executive officers from $0.2 million to $0.03 million per month, a decrease of $0.3 million in legal and consulting fees and expenses, a decrease of $0.3 million in other general and administrative expenses, a decrease of $0.3 million in fixed assets depreciation resulting from an acceleration of the leasehold improvements depreciation in 2018 due to the relocation of our offices to another floor in the building, absent in 2019 and a decrease of $0.1 million in travelling expenses.
5.	Interest and Finance Costs
2019 vs. 2018
During the year ended December 31, 2019, interest and finance costs increased by $8.4 million, or 87%, compared to the year ended December 31, 2018. This increase is mainly attributed to the following (see "Item 18. Financial Statements—Note 8—Debt." for facility definitions):
I.	An increase of $10.2 million in loan interest expense, due to the following:
a.
$6.9 million increase in interest expenses in the year ended December 31, 2019 as a result of our entry into three new SLBs that we have accounted as financings (namely the Cargill, BoComm Leasing and CMBFL SLBs) for the financing of a total of four new vessels delivered during 2019 (namely M/T's: Eco California, Eco Marina Del Rey, Eco Bel Air, Eco Beverly Hills).

b.
$1.0 million increase in interest expenses during the year ended December 31, 2019 as a result of interest expenses relating to the AT Bank Senior facility (entered into for the financing of M/T Eco Palm Desert delivered in September 2018) for the whole year as compared to four months of interest expenses during 2018.

c.	$0.3 million interest expenses from the OFI Facility for the purchase the M/T Stenaweco Energy and M/T Stenaweco Evolution entered into in November 2019.
d.
$1.4 million increase in interest expense of Top Ships Inc, mainly due to the fact that during the year ended December 31, 2019 we incurred $0.8 million of interest expense from the AT Bank Note, absent in the year ended December 31, 2018. During the year ended December 31, 2019 we had a reduction in imputed capitalized interest of $0.6 million compared to the same period in 2018.

e.
$0.4 million increase in interest expenses as part of the refinancing of Tranche C of the ABN Facility in January 2019 with the BoComm Leasing Facility, which resulted in an increase of the leverage amount by about $3.1 million.

f.
$0.2 million increase in interest expense as part of the refinancing of the NORD/LB facility in July 2019 with the OFI Facility, which resulted in an increase in the leverage amount by about $8.6 million.

II.	An increase of $0.3 million in amortization of finance fees mainly due to the following:
g.
An increase of $0.5 million as a result of the accelerated amortization of the unamortized balance of deferred financing fees of Tranche C of the ABN Facility ($0.3 million) and of the NORD/LB Facility as part of its refinancing in July 2019 ($0.2 million).

h.	An increase of $0.2 million as part of the CMBFL Facility that financed the newbuilding vessels delivered in the second quarter of 2019, M/T Eco Bel Air and M/T Eco Beverly Hills ($0.1 million each).
i.
An offsetting decrease of $0.2 million as a result of the reduced amortization of the AT Bank predelivery facilities' fees for the financing of M/T Eco Palm Desert ($0.1 million) and Eco California ($0.1 million) that were being amortized up to September 2018 and January 2019 respectively.

j.
An offsetting decrease of $0.2 million due to the reduced amortization of the Family Trading facility fees that were being amortized up to March 2019 ($0.3 million decrease), netted by an increase in the amortization of financing fees of the new AT Bank Note that started in March 2019 ($0.1 million increase).

III.
An offsetting decrease of $2.2 million in amortization of debt discount mainly due to the fact that in the year ended December 31, 2019 the debt discount amortization relating to the convertibility features of the Family Trading Loan amounted to $0.3 million, compared to $2.5 million for the same period in 2018, since the facility was terminated in March 2019.

6.	(Loss)/Gain on derivative financial instruments
2019 vs. 2018
During the year ended December 31, 2019, fair value gain on derivative financial instruments decreased by $0.2 million, or 12%, compared to the year ended December 31, 2018, mainly to due to $1.2 million increase in the unrealized losses from the valuation of our interest rate swaps, offset by $0.5 million of gains we recognized from the valuation of our 2014 Warrants, when compared to the same period in 2018, $0.4 million of gains we recognized from the valuation of our Class B Warrants, which didn't exist in 2018 and $0.1 million of realized gains of our interest rate swaps.
7.	Vessels Impairment charge
2019 vs. 2018
The M/T Eco Fleet and M/T Eco Revolution met the criteria to be classified as assets held for sale at December 12, 2019 according to guidance in ASC 360. Consequently, we treated the vessels including their inventories on board as assets held for sale and have classified them as a current asset measured at the lower of the carrying amounts and fair values less costs to sell, resulting in an impairment charge of $6.8 million for the M/T Eco Fleet and $5.5 million for the M/T Eco Revolution.

8.	Impairment on unconsolidated joint ventures
2019 vs. 2018
In December 2019, we wrote down our Investments in unconsolidated joint ventures to their fair value less costs to sell, resulting in an impairment charge of $3.1 million, pursuant to the Joint Ventures' plan to sell the vessels.
Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels
In Note 2 to our consolidated financial statements included herein we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value. However, we would not impair those vessels' carrying value under our accounting impairment policy due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts. Furthermore during the year ended December 31, 2019 MR2 Product Tanker (i.e. product tankers of abt 50,000 dwt) values have been increasing.
As of December 31, 2019, we believe that the basic charter-free market values of our owned vessels are higher than the vessels carrying value by approximately 18%, except for our two MR1 product tankers, the M/T Eco Fleet and the M/T Eco Revolution that we have classified as held for sale and have written down to their fair values less costs to sell.
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
All of our vessels are currently employed under long-term, time charters, the majority of which are above-market. For more information, see "Business Overview—Our Fleet."  We believe that in a sale of a majority of our vessels with charters attached, we would receive a premium over the vessels' charter-free market value.
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
In 2019 MR2 Product tanker values were increasing and the charter-free market value of each vessel of our fleet was higher than its carrying amount. As such we had no indicators of potential impairment and did not perform the undiscounted cash flow test for our MR2 Product tankers.
In December 2019 we classified our MR1 Product tankers M/T Eco Fleet and M/T Eco Revolution as held for sale and their carrying amount of $55.6 million was written down to their fair value of $43.3 million, resulting in an impairment charge of $12.3 million to reduce their carrying values to the fair values less costs to sell, which was determined using the purchase consideration in the sale agreements with the respective buyers. The vessels were sold on January 21 and January 14, 2020 to an unrelated third party for gross proceeds of $21.0 million and $23.0 million respectively.

We determined that there are no impairment indications for any other vessels of our fleet. Hence, we didn't write down any other vessels to their fair values.
New accounting pronouncements: See "Item 18. Financial Statements—Note 2—Significant Accounting Policies –Recent Accounting Pronouncements."
B.	Liquidity and Capital Resources
Since our formation, our principal sources of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow, long-term borrowing including SLBs and short-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.
Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt including SLBs secured by title on our vessels.  Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.
As of December 31, 2019, we had a net indebtedness of $309.0 million, which after excluding unamortized financing fees amounts to total indebtedness $316.6 million. Also as of December 31, 2019, we had remaining contractual commitments for the acquisition of our fleet totaling $64.0 million and available committed undrawn loan balances of $60.2 million. Finally, as of December 31, 2019, our cash and cash equivalent balances amounted to $13.3 million, held in U.S. Dollar accounts, $8.9 million of which are classified as restricted cash.
All the contractual commitments have been settled as of the date of this report through a combination of sources, which include the drawdown of our abovementioned available committed undrawn loans, the issuance of Series E Preferred Shares and funds from the sale of our vessels.
Working Capital Requirements and Sources of Capital
As of December 31, 2019, we had a working capital deficit (current assets less current liabilities) of $17.8 million.
Our operating cash flow for the remainder of 2020 is expected to decrease compared to the same period in 2019, as we have sold the M/T Ecofleet and the M/T Eco Revolution, in January 2020, M/T Stenaweco Elegance in February 2020 and M/T Eco Palm Desert and M/T Holmby Hills (of which we owned a 50% interest) in March 2020 and we have also agreed to sell M/T Palm Springs.  While the addition of the M/T Los Angeles and M/T City of Angels in February 2020 will help increase operating cash flow, the overall effect of the recent vessel sales and purchases on operating cash flow is negative.
As of the date of this report, we estimate the net proceeds from all of the abovementioned vessel sales to amount to $44.5 million after costs and fees relating to the sales and to the prepayment of related debt facilities (including the release of restricted cash relating to loan covenants and time charter termination fees) and we have successfully taken delivery of M/T Los Angeles and M/T City of Angels in February 2020. Also of the date of this report we have collected gross proceeds of $18 million from equity offerings that took place in February and March 2020 (please see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments."). Hence due to the abovementioned proceeds from the sales of vessels, proceeds from equity offerings and due to the positive cash from operations, in our opinion, will be able to finance our working capital deficit and meet our obligations in the next 12 months.
Cash Flow Information
Cash and cash equivalents and restricted cash were $7.7 million and $13.3 million as of December 31, 2018 and 2019 respectively.
Net Cash from Operating Activities.

Net cash used in operating activities increased by $18.5 million, or 2,581%, for 2019 to $19.2 million, compared to $0.7 million for 2018.

Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2019 totaled $29.2 million. This consisted mainly of $12.4 million of depreciation expenses, $12.3 million of impairment of vessels held for sale, $3.1 of impairment on unconsolidated joint ventures, $2.1 million of amortization and write offs of deferred financing costs, $1.5 million of non-cash operating lease expenses offset by $1.5 million unrealized gains from the valuation of derivative financial instruments and $0.7 million in gains in unconsolidated joint ventures. The cash inflow from operations was supplemented by a $4.7 million increase in current liabilities.
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
Net Cash from Investing Activities.

Net cash used in investing activities in the year ended December 31, 2019 was $203.3 million, consisting mainly of $155.2 million cash paid for vessels under construction and $48.1 million cash paid for vessel acquisitions.
Net cash used in investing activities in the year ended December 31, 2018 was $68.4 million, consisting mainly of $63.5 million cash paid for vessels under construction, $3.7 million cash paid for investments in unconsolidated joint ventures and $1.2 million cash paid for vessel acquisitions.
Net Cash from Financing Activities.

Net cash provided from financing activities in the year ended December 31, 2019 was $189.7 million, consisting of $253.0 million proceeds from long term debt, $18.9 million of proceeds from issuance of common stock, $6.8 million of proceeds from short term debt and $4.6 million of proceeds from warrants exercised. These inflows were partially offset by $50.5 million scheduled repayments and prepayments of long term debt, $20.3 million of short term debt prepayments, $14.3 million redemptions of Series E Shares, $6.6 million payments of financing costs and $1.9 million of equity offering related costs.
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
Please see Item 5. "Operating and Financial Review and Prospects—A. Operating Results" in our Annual Report on Form 20-F, filed on March 28, 2019 where the 2017 cash flow information may be found.
Debt Facilities
Please see "Item 18. Financial Statements—Note 8—Debt." for more detailed information.
ABN Amro Facility
On July 9, 2015, we entered into a credit facility with ABN Amro Bank N.V. of Holland, or ABN Amro, for $42.0 million, or the ABN Amro facility, for the financing of the vessels M/T Eco Fleet and M/T Eco Revolution. This facility was amended on September 28, 2015 and was increased to $44.4 million, with all other terms remaining the same except for the margin which was increased by 0.15%.  On August 1, 2016, we amended the ABN Facility to increase the borrowing limit to $64.4 million and added Tranche C to the loan.  Tranche C was secured by M/T Nord Valiant.  Apart from the inclusion of M/T Nord Valiant as a collateralized vessel and the reduction of the margin to 3.75% (applicable only to Tranche C), no other material changes were made to the ABN Facility.
We drew down $21.0 million under the ABN Amro facility on July 13, 2015 to finance the last shipyard installment of M/T Eco Fleet and another $1.2 million on September 30, 2015. Furthermore, we drew down $22.2 million under the ABN facility on January 15, 2016 to finance the last shipyard installment of M/T Eco Revolution.  Finally, on August 5, 2016 we drew down $20.0 million under the Tranche C of the ABN facility to partly finance the last shipyard installments of M/T Nord Valiant.

On November 16, 2018 we amended the ABN Facility to increase the borrowing limit by $5.0 million.  This additional amount was subsequently drawn-down and applied towards capital expenditures under our newbuilding program. Apart from the introduction of a new repayment schedule reflecting the increased facility principal, all other material terms remained the same.
The ABN Amro facility bore interest at LIBOR plus a margin of 3.90%, except for the Tranche C part of the facility that bore interest at LIBOR plus a margin of 3.75%.  The applicable LIBOR as of December 31, 2019 was 1.99%.  Tranche C of the ABN Facility was fully prepaid on January 17, 2019 using $18.5 million of proceeds from the BoComm Leasing Sale and Leaseback. The remaining ABN Facility was prepaid on January 14 and January 21, 2020 in connection with the sale of the M/T Eco Fleet and M/T Eco Revolution using $29.4 million of the proceeds from the sale.
NORD/LB Facility
On May 11, 2016, we entered into a credit facility with Norddeutsche Landesbank Girozentrale, or NORD/LB Bank, of Germany for $23.1 million, or the NORD/LB Facility, for the financing of the vessel M/T Stenaweco Excellence. The NORD/LB Facility was repayable in 12 consecutive quarterly installments.  We drew down $23.1 million under the NORD/LB Facility on May 13, 2016 to finance the last shipyard installment of the M/T Stenaweco Excellence.
The NORD/LB facility bore interest at LIBOR plus a margin of 3.43%. On July 15, 2019 we sold and leased back the M/T Stenaweco Excellence to Oriental Fleet International Company Limited, a non-affiliated party, and fully prepaid the outstanding amount of the NORD/LB facility.
Alpha Bank Facility
On July 20, 2016, Eco Seven, a company that was later acquired by us, entered into a credit facility with Alpha Bank SA. of Greece, or Alpha Bank, for $23.3 million, or the Alpha Facility, for the financing of the vessel M/T Stenaweco Elegance.  The Alpha Facility was repayable in 12 consecutive quarterly installments.  We drew down $23.3 million under the Alpha facility on February 24, 2017 to finance the last shipyard installment of M/T Stenaweco Elegance.
The Alpha Facility bore interest at LIBOR plus a margin of 3.50%. The applicable LIBOR as of December 31, 2019 was about 1.79%.  On February 21, 2020, we sold M/T Stenaweco Elegance to a non-affiliated party, and fully prepaid the outstanding principal of the Alpha Bank Facility that amounted to $19.0 million.
Alpha Bank Top-Up Facility
On April 23, 2019, we entered into a credit facility with Alpha Bank for $1.5 million, or the Alpha Top-Up Facility. This facility was subsequently drawn-down and applied towards capital expenditures under our newbuilding program. The Alpha Top-Up Facility was repayable in 8 consecutive quarterly installments commencing in July 2019. This facility was secured by way of a third mortgage over M/T Stenaweco Elegance.
The Alpha Bank Top-Up Facility bore interest at LIBOR plus a margin of 4.25%. The applicable LIBOR as of December 31, 2019 was about 1.77%. On February 21, 2020 we sold the M/T Stenaweco Elegance to a non-affiliated party, and fully prepaid the outstanding principal of the Alpha Bank Top-Up Facility that amounted to $0.9 million.
AT Bank Senior Facility
On September 5, 2017, we entered into a credit facility with Amsterdam Trade Bank N.V. of Holland, or AT Bank, for $23.5 million to fund the delivery of M/T Eco Palm Desert, or the AT Bank Senior Facility, delivered in September 7, 2018.  An amount of $8.9 million from the AT Bank Senior Facility was applied towards repayment of the AT Bank Predelivery Facility on September 4, 2018.  The AT Bank Senior Facility is repayable in 20 consecutive quarterly installments.
The AT Bank Senior Facility bore interest at LIBOR plus a margin of 4% and a commitment fee of 2% per annum was payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. On June 1, 2018, we signed a supplemental agreement with AT Bank that resulted in the decrease of the commitment fee from 2% to 1.3%, effective from March 6, 2018. The applicable LIBOR as of December 31, 2019 was 1.90%.
On March 19, 2020, we sold the M/T Eco Palm Desert to a non-affiliated party, and fully prepaid the outstanding principal of the AT Bank Facility.

AT Bank Bridge Note
On January 28, 2019, we entered into a credit facility with AT Bank for $10.5 million for general corporate purposes, or the AT Bank Bridge Facility. This facility was drawn down in full and the proceeds were used to repay the AT Bank Second Predelivery Facility.  The facility was repayable on February 28, 2020.  The AT Bank Bridge Facility contained restrictions on us from providing guarantees other than for financing of new vessels and from paying any dividends or distributing any of its capital or redeeming any of its shares.
The AT Bank Bridge Facility bore interest at LIBOR plus a margin of 6.00% and a commitment fee of 2.25% per annum was payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. On March 22, 2019 the AT Bank Bridge Facility was converted into a note and on October 14, 2019 its maturity was extended to March 31, 2021 with all other terms remaining the same, or the AT Bank Bridge Note.
The applicable LIBOR as of December 31, 2019 was 1.90%. On March 19, 2020, we sold the M/T Eco Palm Desert to a non-affiliated party, and fully prepaid the outstanding principal of AT Bank Bridge Note.
AT Bank Predelivery Facility
On September 5, 2017, we entered into a credit facility with AT Bank for $8.9 million for the pre-delivery financing of M/T Eco Palm Desert, or the AT Bank Predelivery Facility.  This facility was drawn down in five tranches and financed in full the last five pre-delivery instalments of M/T Eco Palm Desert due for payment between August 2017 and May 2018.  The AT Bank Predelivery Facility was repaid from the proceeds of the AT Bank Senior Facility on September 4, 2018.
AT Bank Second Predelivery Facility
On June 1, 2018, we entered into a credit facility with AT Bank for $10.1 million for the pre-delivery financing of M/T Eco California, or the AT Bank Second Predelivery Facility. This facility was drawn down in five tranches and financed in full the last five pre-delivery instalments of M/T Eco California due for payment between June and December 2018. The AT Bank Second Predelivery Facility was repaid on January 28, 2019, upon delivery of the vessel, from the proceeds of the AT Bank Bridge Facility.
Alpha Bank Predelivery Facility
On July 11, 2018, we entered into a credit facility with Alpha Bank for $10.1 million for the pre-delivery financing of M/T Eco Marina Del Ray, or the Alpha Bank Predelivery Facility.  This facility could be drawn down in five tranches to finance in full the last five pre-delivery instalments of M/T Eco Marina Del Ray due between July 2018 and February 2019.  The facility was repayable on delivery of the vessel in March 2019.  The Alpha Bank Predelivery Facility was fully repaid on March 13, 2019 with part of the proceeds from the Cargill Sale and Leaseback.
Financings Committed under Sale and Leaseback Agreements
All the below SLBs contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including (i) a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75% and (ii) minimum free liquidity of $0.75 million per collateralized vessel, $0.5 million per bareboated chartered-in vessel and $1.0 million per Suezmax vessel at the guarantors level.
Additionally, all of the SLBs contain restrictions on the relative shipowning company incurring further indebtedness or guarantees and paying dividends, if such dividend payment would result in an event of default or termination event under the SLB agreements.
All of the below SLBs are secured mainly by the following:
•	Ownership of the vessel financed;
•	Assignment of insurance and earnings of the vessel financed;
•	Specific assignment of any time charters of the vessel financed with duration of more than 12 months;

•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the relative shipowning subsidiary;
•	Pledge over the earnings account of the vessel financed.
Cargill Sale and Leaseback
On June 29, 2018, we entered into a SLB and a five-year time charter with Cargill International SA, or Cargill, a non-affiliated party, for its newbuilding vessel M/T Eco Marina Del Ray (Hull No 8242) delivered in March 2019.  Consummation of the SLB took place on the vessel's delivery date.  Following the sale, we have bareboat chartered back the vessel at a bareboat hire of $8,600 per day and simultaneously the vessel commenced its five-year time charter with Cargill.  As part of this transaction, we have the obligation to buy back the vessel at the end of the five-year period for $22.6 million. The gross proceeds from the sale were $32.3 million.
Bank of Communications Financial Leasing Company ("BoComm Leasing") Sale and Leaseback
On December 21, 2018, we entered into a SLB with BoComm Leasing, a non-affiliated party, for M/T Nord Valiant and M/T Eco California.  Consummation of the SLB took place on January 17, 2019 for M/T Nord Valiant and on January 31, 2019 for M/T Eco California. Following the sale, we bareboat chartered back M/T Nord Valiant for five years and M/T Eco California for seven years at a bareboat hire of $5,875 per day and $6,550 per day, respectively. As part of this transaction, we have continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised.  The gross proceeds from the SLBs were $21.6 million for M/T Nord Valiant and $24.1 million for M/T Eco California.
The SLB with BoComm Leasing contains a covenant requiring that there is no change of control of the Company, save with the prior written consent of BoComm Leasing.
China Merchants Bank Financial Leasing Co. Ltd. ("CMBFL") Sale and Leaseback
On December 3, 2018, we entered into an SLB with CMBFL, a non-affiliated party, for M/T Eco Bel Air and M/T Eco Beverly Hills.  Consummation of the SLB took place on April 4 and May 9, 2019, respectively. Following the sale, we bareboat chartered back the vessels for a period of seven years at a bareboat hire of $1.4 million per quarter per vessel. As part of this transaction, we have continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale were $91.4 million for both vessels.
The SLB with CMBLF contains a representation that should be always in effect throughout the sale and leaseback period requiring the Top Ships Inc. to remain listed on the Nasdaq exchange and requiring that there is no change in the controlling shareholder of the Top Ships Inc.  Violation of this ongoing representation would result in a covenant breach.
Oriental Fleet International Company Limited ("OFI") Sale and Leaseback
On July 8, 2019, we entered into sale and leaseback agreements with OFI, a non-affiliated party, for M/T Stenaweco Excellence, M/T Stenaweco Energy and M/T Stenaweco Evolution, respectively. The sales of the three vessels were concluded on July 15, November 18 and November 20, 2019, respectively.  Following the sales, we have bareboat chartered back the vessels for a period of ten years at bareboat hire rates based on a straight-line amortization plus interest based on the three months LIBOR plus 3.90%.
The amortizations of the OFI facility are as follows:
•	for M/T Stenaweco Excellence: 120 consecutive monthly installments of $160,000 commencing from draw down, and a balloon payment of $6.4 million payable together with the last installment,
•	for M/T Stenaweco Energy: 120 consecutive monthly installments of $131,000 commencing from draw down, and a balloon payment of $5.7 million payable together with the last installment,
•	for M/T Stenaweco Evolution: 120 consecutive monthly installments of $153,000 commencing from draw down, and a balloon payment of $6.1 million payable together with the last installment,

As part of this transaction, we have continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option is exercised and at the end of the ten-year period, we have an obligation to buy back the vessels at a cost represented by the balloon payment.  The gross proceeds from the sale of the M/T Stenaweco Excellence were $25.6 million, for M/T Stenaweco Energy $21.3 million and for M/T Stenaweco Evolution $24.4 million.
The SLB with OFI contains a covenant requiring us, throughout the sale and leaseback period, to remain listed on the Nasdaq exchange and requiring that there is no change of control of the Company, save with the prior written consent of OFI.
AVIC International Leasing Co., Ltd ("AVIC") Sale and Leaseback
On September 30, 2019 the owning companies of the M/T Eco Los Angeles and M/T Eco City of Angels entered into an SLB with AVIC, a non-affiliated party, for their newbuilding vessels M/T Eco Los Angeles and M/T Eco City of Angels.  Consummation of the SLB and drawdown of funds took place on the vessels' delivery dates from the shipyard of February 10 and February 17, 2020, respectively. Following the sale, we bareboat chartered back the vessels for a period of ten years at a bareboat hire of $9,435 per day for the first five years and $9,090 per day for the next five years per day per vessel, with a balloon installment of $11.2 million for each vessel on the final charter hire date.  As part of this transaction, we have continuous options, after the second year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised and at the end of the ten year period it has an obligation to buy back the vessels at a cost represented by the balloon payment. The gross proceeds from the sale amounted to $60.2 million for both vessels.
The SLB with AVIC contains a covenant requiring that there is no change of control of the Company, save with the prior written consent of AVIC.
Covenant Compliance
As of December 31, 2019, we were in compliance with all debt covenants with respect to our loans and credit facilities. The fair value of debt outstanding on December 31, 2019, after excluding unamortized financing fees, amounted to $ 319.0 million when valuing the Cargill, BoComm and CMBFL SLBs on the basis of the Commercial Interest Reference Rates as applicable on December 31, 2019.
Operating Leases
Please see "Item 18. Financial Statements—Note 6—Leases." for more detailed information.
Recent Developments
COVID-19 Outbreak
After the balance sheet date, the outbreak of COVID-19, which originated in China in December 2019 and subsequently spread to most developed nations of the world, has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil, refined petroleum products and LNG.  We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets.  The scale and duration, as well as the impact of these factors remain uncertain but could have a material impact on our earnings, cash flow and financial condition for 2020.
C.	Research and Development, Patents and Licenses, Etc.
Not applicable.
D.	Trend Information
For industry trends, refer to industry disclosure under "Item 4. Information on the Company—B. Business Overview."

E.	Off-Balance Sheet Arrangements
None.
F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2019 in millions of U.S. dollars:
		Payments due by period
			1-3	3-5	More than
Contractual Obligations:	Total	Less than 1 year	years	years	5 years

Long term debt A	$286.2	$18.1	$46.1	$87.1	$134.9
Interest related to long term debt B	$80.9	$16.6	$28.6	$21	$14.7
Debt related to vessels held for sale C	$30.3	$30.3	$0.0	$0.0	$0.0
Interest expense related to vessels held for sale	$0.1	$0.1	$0.0	$0.0	$0.0
Vessel Management Fees to CSI D	$11.2	$2.7	$5.6	$2.9	$0.0
Vessel acquisitions E	$64.0	$64.0	$0.0	$0.0	$0.0
Total	$472.7	$131.8	$80.3	$111.0	$149.6

A.	Relates to the principal repayments of our Long term debt (see "Item 18. Financial Statements—Note 8—Debt.").
B.
Relates to estimated interest payments of our Long term debt, based on our average outstanding debt. In the cases there are no Interest Rate Swap agreements in place, we have assumed a LIBOR of 1.5% going forward (see "Item 18. Financial Statements—Note 8—Debt." and "Item 11. Quantitative and qualitative disclosures about market risk—Interest Rate Risk").

C.	Relates to our Debt related to vessels held for sale (see "Item 18. Financial Statements—Note 8—Debt.").
D.
Relates to our obligation for monthly management fees under our letter agreement with CSI for all the vessels in our fleet, excluding vessels held for sale and including the two vessels under constructions as of December 31, 2019. These fees also cover the provision of services rendered in relation to the maintenance of proper books and records and services in relation to financial reporting requirements under SEC and NASDAQ rules. Please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties".

E.	Relates to the remaining payments for the acquisition of our two newbuilding vessels in 2020. Please see "Item 18. Financial Statements—Note 9— Commitments and Contingencies ".
Other Contractual Obligations:
We have entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, pursuant to which Central Mare furnishes our four executive officers. These agreements were entered into following the termination of prior employment agreements. Please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties".
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
Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.
Name	Age	Position
Evangelos J. Pistiolis	47	Director, President, Chief Executive Officer
Alexandros Tsirikos	46	Director, Chief Financial Officer
Konstantinos Patis	46	Chief Technical Officer
Vangelis G. Ikonomou	55	Chief Operating Officer
Konstantinos Karelas	47	Independent Non-Executive Director
Stavros Emmanuel	77	Independent Non-Executive Director
Paolo Javarone	46	Independent Non-Executive Director
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
On September 1, 2010, we entered into separate agreements with Central Mare, pursuant to which Central Mare furnishes our four executive officers as described below. During the fiscal year ended December 31, 2019, we paid to the members of our senior management and to our director's aggregate compensation of $0.4 million. We do not have a retirement plan for our officers or directors and we did not issue any stock options or other securities to them as part of compensation for the fiscal year ended December 31, 2019.
Under the terms of the agreement for the provision of our Chief Executive Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2014 and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.
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

Equity Incentive Plan
On April 15, 2015, our Board of Directors adopted the 2015 Stock Incentive Plan, or the 2015 Plan, under which our directors, officers, key employees as well as consultants and service providers may be granted non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other-equity based-related awards. However due to the recent reverse stock splits the reserved number of common shares available for issuance has dropped below one and the 2015 Plan is no longer available.
C.	Board Practices
Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have two executive directors and three independent non-executive directors. The term of our Class I directors, Stavros Emmanuel and Evangelos J. Pistiolis expires at the annual general meeting of shareholders in 2020. The term of our Class II directors, Paolo Javarone and Konstantinos Karelas, expires at the annual general meeting of shareholders in 2021. The term of our Class III director, Alexandros Tsirikos, expires at the annual general meeting of shareholders in 2022.
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
We have only one direct employee while our four executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2017, 2018 and 2019, we employed 154, 173 and 269 sea going employees, indirectly through our sub-managers.
E.	Share Ownership
The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
The following table sets forth the beneficial ownership of our common shares, as of April 10, 2020, held by: (i) each person or entity that we know beneficially owns 5% or more of our common shares and (ii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.
Name and Address of Beneficial Owner(2)	Number of Shares Owned	Percent of Class
Lax Trust (1)	17,274,140	12.8%
Executive officers, directors and key employees	-	-%
____________

(1)
The above information is derived, in part, from the Schedule 13D/A filed with the SEC on April 10, 2020. The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The above percentage ownership is based on 134,979,295 common shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 117,705,155 common shares outstanding, and (ii) 17,274,140 common shares issuable upon the conversion of 10,364 Series E Preferred Shares held by Family Trading, all figures being as of April 10, 2020. The Lax Trust may also be deemed to hold all of the 100,000 outstanding shares of our Series D Preferred Stock.  Each Series D Preferred Share carries 1,000 votes.  By its ownership of 100% of our Series D Preferred Shares, Lax Trust has control over our actions.

(2)
Morgan Stanley, Intracoastal Capital LLC, Hudson Bay Management LP and Sabby Management LLC each reported holdings of 1,685,555 shares, 900,000 shares, 965,076 shares, 799,212 shares, respectively, on Schedule 13G or amendments to Schedule 13G during 2020.  Due to recent issuances and sales of our common shares, we no longer believe these shareholders have at least a 5% interest in the Company based on the number of shares reported on each reporting persons Schedule 13G or any amendments thereto.

As of April 10, 2020, we had one shareholder of record, which was located in the United States and held an aggregate of 117,705,155 our common shares, representing 100% of our outstanding common shares. However, the U.S. shareholder of record is Cede & Co., which held our common shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.	Related Party Transactions
Please see "Item 18. Financial Statements—Note 5—Transactions with Related Parties."
(a) Central Mare– Executive Officers and Other Personnel Agreements

On September 1, 2010, we entered into separate agreements with Central Mare, a related party affiliated with the family of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, pursuant to which Central Mare provides us with our executive officers (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Chief Operating Officer).

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2017, 2018 and 2019 were $2.3 million, $2.3 million and $0.3 million, respectively.

(b) Central Shipping Monaco SAM ("CSM") – Letter Agreement and Management Agreements

On March 10, 2014, we entered into a letter agreement, or the Letter Agreement, with CSM, a related party affiliated with the family of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and on March 10, 2014 and June 18, 2014, we entered into management agreements, or the Management Agreements, between CSM and our vessel-owning subsidiaries, respectively. The Letter Agreement could only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the Letter Agreement.

Pursuant to the Letter Agreement, as well as the Management Agreements concluded between CSM and our vessel-owning subsidiaries, we paid a technical management fee of $595 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel was scheduled to be delivered by the shipyard and a commercial management fee of $328 per day per vessel, commencing from the date the vessel was delivered from the shipyard. In addition, the Management Agreements provided for payment to CSM of: (i) $541 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSM also performed supervision services for all of our newbuilding vessels while the vessels were under construction, for which we paid CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provided, at cost, all accounting, reporting and administrative services. Finally, the Letter Agreement provided for a performance incentive fee for the provision of management services to be determined at our discretion. The Management Agreements had an initial term of five years, after which they would have continued to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the Management Agreements, all fees payable to CSM were adjusted annually according to the US Consumer Price Inflation ("CPI") of the previous year and if CPI is less than 2% than a 2% increase was effected.

On January 1, 2019, we terminated the letter agreement with CSM without incurring any penalties

The fees charged by and expenses relating to CSM for the years ended December 31, 2017 and 2018 were $5.6 million and $8.9 million.  For the years ended December 31, 2017 and 2018, CSM charged us newbuilding supervision related pass-through costs amounting to $0.5 million and $1.0 million respectively.

(c)  Central Shipping Inc ("CSI") – Letter Agreement and Management Agreements

On January 1, 2019, we entered into a letter agreement with CSI ("CSI Letter Agreement"), a related party affiliated with the family of Evangelos J. Pistiolis and on the same date we entered into management agreements, or the CSI Management Agreements, between CSI and our vessel-owning subsidiaries respectively. The CSI Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the CSI Letter Agreement.

Pursuant to the CSI Letter Agreement, as well as the CSI Management Agreements concluded between CSI and our vessel-owning subsidiaries, we pay a management fee of $550 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the CSI Management Agreements provide for payment to CSI of: (i) $500 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of our newbuilding vessels while the vessels are under construction, for which we pay CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSI provides, at cost, all accounting, reporting and administrative services. Finally, the CSI Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at our discretion. The CSI Management Agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the CSI Management Agreements, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation ("CPI") of the previous year and if CPI is less than 2% than a 2% increase is effected.

The fees charged by and expenses relating to CSI for the year ended December 31, 2019 was $4.1 million.  For the year ended December 31, 2019, CSI also charged us newbuilding supervision related pass-through costs amounting to $1.0 million.

(d) Family Trading Inc. ("Family Trading") - Revolving Credit Facility and Assumption of Liabilities

As of the date of issuance of this report there have been various amendments and addendums to the Family Trading credit facility, or the Further Amended Family Trading Credit Facility. As of December 31, 2018, the interest and fees due to Family Trading were $1.8 million.

(e) Issuance of Series E Preferred Shares to Family Trading Inc ("Family Trading")

On March 29, 2019 we entered into a stock purchase agreement with Family Trading pursuant to which we exchanged the outstanding principal, fees and interest of the Further Amended Family Trading Credit Facility with 27,129 Series E Preferred Shares. As of December 31, 2019, pursuant to the terms of the Series E Preferred Shares we owed $1.6 million of dividends to Family Trading.  For more information about Series E Preferred Shares please see section entitled "Description of share capital".

From July 25, 2019 to April 10, 2020, we redeemed 33,798 of Series E Preferred Shares for $38.9 million.

On February 17, 2020, we announced the issuance of 16,004 Series E Preferred Shares to Family Trading, as settlement of the consideration outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from Mr. Pistiolis, our President, Chief Executive Officer and Director, and for dividends payable to Family Trading Inc. under already outstanding Series E Preferred Shares.

(f) Vessel Acquisitions from affiliated entities

From February 20 to November 24, 2017, we entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of M/T Eco Palm Desert and M/T Eco California, 90% interest in M/T Stenaweco Elegance and 50% interests in M/T Eco Holmby Hills and M/T Eco Palm Springs. On January 31, 2018, we entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of the construction contracts of M/T Eco Marina Del Ray, M/T Eco Bel Air, M/T Eco Beverly Hills and 10% interest in M/T Stenaweco Elegance.  On December 18, 2019, we entered into a series of transactions with two entities affiliated with Evangelos J. Pistiolis that led to the purchase of the newbuilding vessels, M/T Eco Los Angeles and M/T Eco City of Angels. As of December 31, 2019, we owe $14.3 million to the previous owners of the newbuilding vessels.

(g) Charter Party with Central Tankers Chartering Inc ("Central Tankers Chartering")

On September 1, 2017, we entered into a time charter party with Central Tankers Chartering, a related party affiliated with the family of Evangelos J. Pistiolis, for the vessel M/T Eco Palm Desert delivered from Hyundai in September 2018.  The time charter was for a firm period of three years at a daily rate of $14,750 per day with two optional years at daily rates of $15,250 and $15,750, respectively, at Central Tankers Chartering's option.  The time charter carried a 1.25% address commission payable to Central Tankers Chartering.  Total revenue backlog from this time charter for the firm period was $15.9 million, assuming no off-hire days. As of December 31, 2018 the amounts due from Central Tankers Chartering were $0.1 million. In April 2019, we terminated the time charter party with Central Tankers Chartering without incurring any penalties and entered into a time charter agreement with Shell Tankers Singapore Private Limited until September 2020.  The time charter with Shell consists of a fixed amount per day plus a 50% profit share for earned rates over the fixed amount.

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

On August 1, 2017, we received a subpoena from the U.S. Securities and Exchange Commission ("SEC") requesting certain documents and information in connection with offerings we made between February 2017 and August 2017. We provided the requested information to the SEC in response to that subpoena. On September 26, 2018 and on October 5, 2018 we received two additional subpoenas from the SEC requesting certain documents and information in connection with the previous subpoena we received on August 1, 2017. We provided the requested information to the SEC in response to these subpoenas. The SEC investigation is ongoing and we continue to cooperate with the SEC in its investigation. We are unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation or what impact, if any, the cost of responding to the SEC's investigation or its ultimate outcome might have on our financial position, results of operations or liquidity.
On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JFB)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) us and two of our executive officers. The complaint is brought on behalf of an alleged class of those who purchased our common stock between January 17, 2017 and August 22, 2017, and alleges that we and two of our executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016 (JFB)(SIL)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. By order dated July 20, 2018, the court consolidated the two actions under docket no. 2:17-cv-04987 and appointed lead plaintiffs for the consolidated action. On September 18, 2018, the plaintiffs filed a consolidated amended complaint. The amended complaint purports to be brought on behalf of shareholders who purchased our common stock between November 23, 2016 and April 3, 2018, makes allegations similar to those made in the original complaints, seeks similar relief as the original actions, and alleges that some or all the defendants violated sections 9, 10(b), 20(a), and/or 20A of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. All defendants filed motions to dismiss the amended complaint on March 25, 2019. Plaintiffs filed a consolidated opposition to defendants' motions to dismiss on May 24, 2019.  Defendants filed replies in further support of the motions to dismiss on June 28, 2019.  In a Memorandum Decision and Order dated August 3, 2019, the Court granted defendants' motions to dismiss under Rule 12(b)(6) and denied Plaintiffs' request for leave to amend. On August 7, 2019, the Court entered judgment dismissing the case. Plaintiffs filed a notice of appeal on August 26, 2019. Plaintiffs/appellants filed their opening brief on the appeal on October 25, 2019.  Defendants/appellees filed their response briefs on November 26 and November 27, 2019, and plaintiffs/appellants filed their reply brief on December 11, 2019.  The Court of Appeals held oral argument on March 10, 2020 and took the matter under advisement. On April 2, 2020, the Court of Appeals issued a summary order affirming the District Court's decision dismissing Plaintiffs' claims and denying leave to amend. The Court of Appeals is scheduled to issue a mandate making the decision effective on April 23, 2020 if Plaintiffs do not file a motion for reargument.  We and our management believe that the allegations in the complaints are without merit and we plan to vigorously defend ourselves against the allegations.
By letter dated January 2, 2019, certain co-defendants in the class action litigation (Kalani Investments Ltd. ("Kalani"), Murchinson Ltd. and Marc Bistricer) requested that we indemnify and hold them harmless against all losses, including reasonable costs of defense, arising from the litigation, pursuant to the provisions of the Common Stock Purchase Agreement between us and Kalani. We acknowledged receipt of this indemnification request by letter dated February 20, 2019, and reserve all of our rights.
Dividend Distribution Policy
The declaration and payment of any future special dividends shall remain subject to the discretion of our Board of Directors and shall be based on general market and other conditions including our earnings, financial strength and cash requirements and availability. Further, until the AT Bank Bridge Facility was fully prepaid in March 2020 we couldn't pay any cash dividends to any class of our common shares.
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
Authorized Capitalization
Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which  117,705,155  shares were issued and outstanding as of April 10, 2020 and 20,000,000 preferred shares with par value of $0.01 and 100,000 Series D Preferred Shares and 10,364 Series E Preferred Shares are issued and outstanding as of April 10, 2020. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.
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
Description of Series B Convertible Preferred Shares
On November 22, 2016, we completed a private placement of up to 3,160 Series B Convertible Preferred Shares for an aggregate principal amount of up to $3.0 million. The investor purchased 1,579 Series B Convertible Preferred Shares at the initial closing of the Transaction and 527 Series B Convertible Preferred Shares on November 28, 2016 for a total of $2.0 million. The investor waived the right to purchase any additional Series B Preferred Shares. The description of the Series B Preferred Shares is incorporated by reference from our registration statement on Form F-3 (333-215577). The description of the Series B Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement, Certificate of Designation of the Series B Convertible Preferred Shares and Registration Rights Agreement entered into in connection with the private placement. Copies of the Securities Purchase Agreement, Certificate of Designation of the Series B Convertible Preferred Shares and Registration Rights Agreement have been filed as exhibits to our Report on Form 6-K filed with the Commission on November 23, 2016. The waiver agreement was filed as an exhibit to our Report on Form 6-K filed with the Commission on January 10, 2017. We issued 901 common shares in connection with the conversions of all of our Series B Convertible Preferred Shares, and there are currently no Series B Convertible Preferred Shares outstanding. Convertible Preferred Shares, and there are currently no Series B Convertible Preferred Shares outstanding.

Description of Series C Convertible Preferred Shares
On February 17, 2017, we closed a private placement with a non-U.S. institutional investor for the sale of 7,500 newly issued Series C Convertible Preferred Shares, which are convertible into our common shares, for $7.5 million pursuant to a securities purchase agreement, or the Series C Transaction.  The description of the Series C Preferred Shares is incorporated by reference from our registration statement on Form F-3 (333-215577). The description of the Series C Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement and Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Shares entered into in connection with the private placement. Copies of the Securities Purchase Agreement and Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Shares have been filed as exhibits to our Report on Form 6-K filed with the Commission on February 21, 2017. We issued 45,232 common shares in connection with the conversions of all our Series C Convertible Preferred Shares, and there are currently no Series C Convertible Preferred Shares outstanding.
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
Maturity.  The Series D Preferred Shares shall expire and all outstanding Series D shares shall be redeemed by us for par value on the date that any loan with any financial institution, which requires that any member of the family of Mr. Evangelos J. Pistiolis maintains a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of our issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable. Currently the SLBs with Bank of Communications Financial Leasing Company, Oriental Fleet International Company Limited and China Merchants Bank Financial Leasing have similar provisions that are satisfied via the existence of the Series D Shares.
Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of our Company, the Series D Preferred Shares shall have a liquidation preference of $0.01 per share.
The description of the Series D Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement and Certificate of Designation of the Series D Preferred Shares. Copies of the Securities Purchase Agreement and Certificate of Designation of the Series D Preferred Shares have been filed as exhibits to our Report on Form 6-K filed with the Commission on May 8, 2017.
Description of Series E Convertible Preferred Stock
On April 1, 2019, we announced the sale of 27,129 newly issued Series E Preferred Shares at a price of $1,000 per share to Family Trading in exchange for the full and final settlement of the loan facility between our Company and Family Trading dated December 23, 2015, as amended.

From July 25 to April 10, 2020, we redeemed 33,798 of Series E Preferred Shares for $38.9 million. On February 17, 2020 we issued 16,004 Series E Preferred Shares to Family Trading Inc., as settlement of the consideration outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from parties affiliated with Mr. Pistiolis, and for dividends payable to Family Trading Inc. under already outstanding Series E Preferred Shares.
As of April 10, 2020, there were 10,364 shares of Series E Preferred Shares outstanding.
The Series E Preferred Shares have the following characteristics:
Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into our common shares at the conversion rate then in effect. Each Series E Preferred Shares is convertible into the number of our common shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices: (i) $20.00, (ii) 80% of the lowest daily VWAP of our common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of our then outstanding convertible shares or warrants, (iv) the lowest issuance price of our common shares in any transaction from the date of the issuance the Series E Preferred Shares onwards, but in no event will the conversion price be less than $0.60.
Limitations of Conversion. Holders of the shares of Series E Preferred Shares shall be entitled to convert the Series E Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.
Voting.  The holders of Series E Preferred Shares are entitled to the voting power of one thousand (1,000) of our common shares.  The holders of Series E Preferred Shares and the holders of our common shares shall vote together as one class on all matters submitted to a vote of our shareholders. The holders of Series E Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.
Distributions. Upon any liquidation, dissolution or winding up of our Company, the holders of Series E Preferred Shares shall be entitled to receive the net assets of our Company pari passu with the Common Shares.
Redemption.  We at our option shall have the right to redeem a portion or all of the outstanding Series E Preferred Shares. We shall pay an amount equal to one thousand dollars ($1,000) per each Series E Preferred Shares, or the Liquidation Amount, plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Preferred Shares (collectively referred to as the "Redemption Amount"). In order to make a redemption, we shall first provide one business day advanced written notice to the holders of our intention to make a redemption, or the Redemption Notice, setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of its Series E Preferred Shares. Upon the expiration of the one business day period, we shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.
The Series E Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.
Dividends. The holders of outstanding Series E Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a "Semi Annual Dividend Payment Date"), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Preferred Shares computed on the basis of a 365-day year and the actual days elapsed.
Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series E Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. Our Board of Directors may fix a record date for the determination of holders of Series E Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.
Ranking. All shares of Series E Preferred Shares shall rank pari passu with all classes of our common shares.

The description of the Series E Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement and Certificate of Designation of the Series E Preferred Shares. Copies of the Securities Purchase Agreement and Statement of Designation of the Series E Preferred Shares have been filed as exhibits to our Report on Form 6-K filed with the Commission on April 1, 2019.
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

Shareholders' Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates. On November 20, 2014, we amended our Amended and Restated By-Laws to provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders' derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other of our employees or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. This provision of our By-Laws does not apply to actions arising under U.S. federal securities laws.
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
2014 Warrants
Our 2014 Warrants contained certain anti-dilution provisions, which were triggered as a result of reverse stock splits, the Series B Transaction, the Equity Line Offering, the Series C Transaction, the First Purchase Agreement, the Second Purchase Agreement and Amended Family Trading Credit Facility. As of the date of this report, an aggregate 4,621,611 of the 2014 Warrants were exercised for a total issuance of 347,997 common shares and all the 2014 Warrants have expired.
2018 Warrants
On October 26, 2018, we priced a public offering of 100,000 common shares, and warrants to purchase 175,000 common shares, or the 2018 Warrants, at $30.00 per common share and $0.0002 per warrant. The 2018 Warrants had an exercise price of $30.00 per share and expired four months from the date of issuance. Each warrant granted the warrant holder the option to purchase one of our common shares at any time within the abovementioned term. By February 25, 2019, all of the 2018 Warrants had been exercised for 175,000 common shares and gross proceeds of $3.8 million.
Traditional Warrants
On September 13, 2019, we closed an underwritten public offering of an aggregate of 1,580,000 common shares or Pre-Funded Warrants, Traditional Warrants to purchase up to 1,790,000 of our common shares and an overallotment option of up to 237,000 common shares.  Each Traditional Warrant entitled the holder to purchase either 1 common share upon a cash exercise or 0.7 common shares upon a cashless exercise. Each Traditional Warrant had an exercise price of $8.19. The Traditional Warrants expired on December 31, 2019.
From September 13 to December 31, 2019, 1,245,089 common shares were issued pursuant to the cashless exercise of 1,778,700 Traditional Warrants.
2019 Class A Warrants and Class B Warrants
On November 6, 2019, concurrently with the November 2019 Registered Offering described above, we commenced a private placement whereby we issued and sold warrants to purchase up to 8,400,000 of our common shares. One-half of the warrants would have expired on the eight-month anniversary of the date of issuance of the common shares sold under the November 2019 Registered Offering (the Class A Warrants) and one-half of the warrants will expire on the eighteen-month anniversary of the date of issuance of the common shares sold under the November 2019 Registered Offering (the Class B Warrants). Each Class A Warrant was immediately exercisable as of the date of issuance of the common shares sold under the November 2019 Registered Offering (the "Exercise Date") at an exercise price of $2.00 per share, subject to adjustment. In addition, the Class A Warrants could be exercised on a cashless basis beginning on the earlier of (i) 30 days from the closing date and (ii) the trading day on which the aggregate trading volume of our common shares November 6, 2019 is equal to more than three times the number of common shares offered pursuant to the Purchase Agreement (the "Cashless Date") if the VWAP of the common shares on any Trading Day on or after the Cashless Date fails to exceed $3.20 on such date (as may be subject to adjustment). The number of common shares issuable in such cashless exercise were 0.4 of a common share that would be issuable upon exercise of the Class A Warrant in accordance with its terms if such exercise were by means of a cash exercise. No fractional common shares would have been issued in connection with the exercise of a Class A Warrant. In lieu of fractional shares, we would have paid the holder an amount in cash equal to the fractional amount multiplied by the exercise price. The foregoing adjustment to the exercise price of the Class B Warrant is subject to a floor price of $1.00. Between January 22 and February 22, 2020, all of the Class A Warrants (4,200,000) were exercised on a cashless basis into 1,680,000 of our common shares. As of the date of this report the exercise price of the Class B Warrant after adjustments for subsequent equity offerings is $1.00 per share (floor price).

C.	Material Contracts
We refer you to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities," "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Financing Commitments under Sale and Leaseback Arrangements," "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions "Item 18. Financial Statements—Note 5—Transactions with related parties", "Item 18. Financial Statements—Note 6—Leases" and "Item 18. Financial Statements—Note 8—Debt " for a discussion of our material agreements that we have entered into outside the ordinary course of our business.
Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.
D.	Exchange controls
The Marshall Islands impose no exchange controls on non-resident corporations.
E.	Taxation
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for the alternative minimum tax or the "base erosion and anti-avoidance" tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an "applicable financial statement" and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who own hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of common shares.
Marshall Islands Tax Consequences
We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.
U.S. Federal Income Tax Consequences
The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non-U.S. Holders, each as defined below, of our common shares. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (the "Treasury Regulations"), all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in "Item 4. Information on the Company—B. Business Overview." above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP Ships Inc. and its subsidiaries on a consolidated basis.
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
Based on information provided in Schedule 13D and Schedule 13G filings with the SEC and ownership certificates that we obtained from certain of our shareholders, we believe that we meet either the Publicly Traded Test or the 50% Ownership Test for the taxable year 2019 and intend to take this position on our U.S. federal income tax return or the 2019 year.  A, as discussed below, this is a factual determination made on an annual basis, and no assurance can be given that we will satisfy the Publicly-Traded Test or the 50% Ownership Test in future taxable years.  We anticipate taking the position on our and our subsidiaries' U.S. federal income tax returns for 2019 that we are exempt under Code section 883 by satisfying the Publicly-Traded Test.
Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock, is and we anticipate will continue to be "primarily traded" on the Nasdaq Capital Market.
Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the "listing threshold." Since our common shares, our sole class of issued and outstanding stock, are listed on the Nasdaq Capital Market, we will satisfy the listing threshold.
It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test." We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

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
For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
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
For the 2019 taxable year, we believe that the 5% Override Rule was not triggered as less than 50% or more of the vote and value of our common shares was owned by 5% Shareholders on more than half of the days during the taxable year. Therefore, we intend to take the position for U.S. federal income tax reporting purposes that we are not subject to U.S. federal income taxation for the 2019 taxable year because more than 50% of our stock was not owned by non-qualified shareholders that each held 5% or more of our stock.  However, due to the factual nature of the issues, we may not qualify for the benefits of Section 883 of the Code for any future taxable year
Taxation in the Absence of Exemption under Section 883 of the Code
To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
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
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of our common shares that
•
is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust (i) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) ) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes;

•	owns the common shares as a capital asset, generally, for investment purposes; and
•	owns less than 10% of our common shares for U.S. federal income tax purposes.
•
If a partnership holds our common shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions
Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market on which our common shares are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
We believe that we were not a PFIC for our 2014 through 2019 taxable years, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2019 taxable year, any dividends paid by us during 2019 and 2020 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to "qualified dividend income" will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in (or, in certain circumstances, fair market value of) a common share or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in a common share. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Common shares
Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
3.8% Tax on Net Investment Income
A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common shares.  This tax is in addition to any income taxes due on such investment income.
If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common shares.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either
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

We believe that we were not a PFIC for our 2014 through 2019 taxable years because we had no bareboat chartered vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC.  The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election is referred to as a "QEF Election." As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common shares, which election is referred to as a "Mark-to-Market Election". A U.S. Holder holding PFIC shares that does not make either a "QEF Election" or "Mark-to-Market Election" will be subject to the Default PFIC Regime, as defined and discussed below in "Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or "Mark-to-Market" Election."
If we were to be treated as a PFIC, a U.S. Holder would be required to file, with respect to taxable years ending on or after December 31, 2013, IRS Form 8621 to report certain information regarding us.
A U.S. Holder who held our common shares during any period in which we were treated as a PFIC and who neither made a QEF Election nor a Mark-to-Market Election may continue to be subject to the Default PFIC Regime, notwithstanding that we are no longer a PFIC. If you are a U.S. Holder who held our common shares during any period in which we were a PFIC but failed to make either of the foregoing elections, you are strongly encouraged to consult your tax advisor regarding the U.S. federal income tax consequences to you of holding our common shares in periods in which we are no longer a PFIC.
The QEF Election
If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF Election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.
Taxation of U.S. Holders Making a "Mark-to-Market" Election
Making the Election.  Alternatively, if, as is anticipated, our common shares is treated as "marketable stock," a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  The common shares will be treated as "marketable stock" for this purpose if they are "regularly traded" on a "qualified exchange or other market."  The common shares will be "regularly traded" on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  A "qualified exchange or other market" means either a U.S. national securities exchange that is registered with the SEC, the Nasdaq Capital Market, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements.  We believe that the Nasdaq Capital Market should be treated as a "qualified exchange or other market" for this purpose.  However, it should be noted that a separate Mark-to-Market Election would need to be made with respect to each of our subsidiaries which is treated as a PFIC.  The stock of these subsidiaries is not expected to be "marketable stock."  Therefore, a "mark-to-market" election is not expected to be available with respect to these subsidiaries.

Current Taxation and Dividends.  If the Mark-to-Market Election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common shares.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in its common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election.  Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of common shares for purposes of determining the source of the income or loss.  Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.  A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount.  Distributions by us to a U.S. Holder who has made a Mark-to-Market Election generally will be treated as discussed above under "Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions."
Sale, Exchange or Other Disposition.  Gain realized on the sale, exchange, redemption or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.  Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder.  A U.S. Holder's ability to deduct capital losses is subject to certain limitations.  Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.
Taxation of U.S. Holders Not Making a Timely QEF or "Mark-to-Market" Election
Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common shares.
Under the Default PFIC Regime:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common shares;
•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
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
These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares.  If a Non-Electing Holder who is an individual dies while owning the common shares, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to the common shares.
U.S. Federal Income Taxation of "Non-U.S. Holders"
A beneficial owner of our common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."
Dividends on Common shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
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
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.
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
If you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.
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
Our Risk Management Policy
Market risks relating to adverse movements in freight rates in the product tanker and crude oil tanker markets are minimized due to the fact that all the vessels in our fleet are under period employment earning fixed time charter rates. Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counterparties to minimize our exposure to the risks. With regard to bunker prices, as our employment policy for our vessels has been and is expected to continue to be with a high percentage of our fleet on period employment, we are not directly exposed with respect to those vessels to increases in bunker fuel prices, as these are the responsibility of the charterer under period charter arrangements.
Interest Rate Risk
As of December 31, 2019 we are exposed to interest rate risk in relation to our floating rate indebtedness only in the OFI facility, the AT Bank Senior Facility and the AT Bank Bridge Note (See "Item 18. Financial Statements—Note 8—Debt"). We may be subject to additional market risks relating to changes in interest rates when we take on additional indebtedness. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap ("IRS") agreements.
Set forth below is a table of our interest rate swap arrangements as of December 31, 2019 (in thousands of U.S. dollars).
SWAP Number (Nr)	Counterparty	Notional amount as of December 31, 2019	Start Date	End Date	Fixed Rate Payable	Fair Value – Asset/(Liability) as of December 31, 2019
1	ABN Amro	14,113	April 13, 2018	July 13, 2021	1.4425%	82
2	ABN Amro	14,888	December 21, 2016	January 13, 2022	2.08%	(113)
3	Alpha Bank	19,100	March 29, 2018	February 25, 2025	2.97%	(985)
	Total	48,101				(1,016)
Under all above IRS transactions, each bank effects quarterly floating-rate payments to us for the relevant amount based on the three-month USD LIBOR, and we effect quarterly payments to each bank on the relevant amount at the respective fixed rates.
As of December 31, 2019, our total indebtedness excluding unamortized financing fees was $316.6 million, of which $48.1 million was covered by the IRS agreements described above and $ 164.0 million refer to the Cargill, Bocomm and CMBFL SLB financing facilities the interest rate of which does not fluctuate. As set forth in the above table, as of December 31, 2019, we paid fixed rates ranging from 1.4425% to 2.97% and received floating rates on the IRSs that are based on three month LIBOR. As of December 31, 2019, our IRS agreements are, on an average basis, above the prevailing three month LIBOR rates over which our loans are priced (please see Please see "Item 18. Financial Statements—Note 15— 15.Financial Instruments." for more details)

Based on the amount of our floating rate  outstanding indebtedness, not covered by IRSs, as of December 31, 2019, a hypothetical one percentage point increase in the three month U.S. dollar LIBOR would increase our interest rate expense for 2020, on an annualized basis, by approximately $1.0 million. Based on the amount of our outstanding indebtedness, not covered by interest rate swaps, as of December 31, 2018, a hypothetical one percentage point increase in the three month U.S. dollar LIBOR would have increased our interest rate expense for 2019, on an annualized basis, by approximately $0.4 million.
Foreign Exchange Rate Fluctuation
We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2019, approximately 97.1% of our expenses were in U.S. Dollars, 2.5% were in Euro and approximately 0.4% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.
Based on our total expenses for the year ended December 31, 2019, and using as an average exchange rate of $1.1192 to €1, a 5% decrease in the exchange rate to $1.0633 to €1 would result in an expense saving of approximately $0.08 million.
Based on our total expenses for the year ended December 31, 2018, and using as an average exchange rate of $11.1784 to €1, a 5% decrease in the exchange rate to $1.1195 to €1 would result in an expense saving of approximately $0.08 million.
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
On September 14, 2016, we have adopted a Stockholders Rights Agreement, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third-party seeks to acquire control of a substantial block of our common shares without the approval of our Board of Directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement" included in this annual report for a description of our Stockholders Rights Agreement.
Please also see "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of holders of our Series B and Series C Convertible Preferred Shares, Series D Preferred Shares and Series E Preferred Shares relative to the rights of holders of our common shares.
ITEM 15.	CONTROLS AND PROCEDURES
a)  Disclosure Controls and Procedures
Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2019.
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

Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2019.
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
Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2019.
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
ITEM 16C.	PRINCIPAL AUDITOR AND SERVICES
Aggregate fees billed to us for the years ended December 2018 and 2019 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of interim financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. For 2018 and 2019, no other non-audit, tax or other fees were charged.
U.S. dollars in thousands,	Year Ended
	2018	2019
Audit Fees	218.1	340.7
Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules applicable to U.S. domestic issuers are as follows:
•
Majority Independent Board. Nasdaq requires, among other things, that a listed company has a Board of Directors comprised of a majority of independent directors. As permitted under Marshall Islands law, our Board of Directors is comprised of three independent directors and two executive directors.

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
Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not Applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial statements beginning on page F-1 are filed as a part of this annual report.
ITEM 19.	EXHIBITS
Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of TOP Ships Inc. (1)

1.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (2)

1.3	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 15, 2016 (3)

1.4	Certificate of Correction to the Third Amended and Restated Articles of Incorporation, dated February 14, 2017 (4)

1.5	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated May 10, 2017 (5)

1.6	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated June 22, 2017 (6)

1.7	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 2, 2017 (7)

1.8	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated October 5, 2017 (8)

1.9	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated March 23, 2018 (9)

1.10	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 21, 2019 (10)

1.11	Amended and Restated By-Laws of the Company (11)

1.12	Amendment No. 1 to the Amended and Restated By-Laws (12)

2.1	Form of Share Certificate (13)

2.2	Form of Warrant Certificate (14)

2.3	Form of Warrant Agreement to Purchase Common Shares, dated June 11, 2014 (15)

2.4	Form of Representative's Warrant Agreement to Purchase Common Shares, dated June 11, 2014 (16)

2.5	Form of Warrant Agreement to Purchase Common Shares, dated October 24, 2018 (17)

2.6	Form of Pre-Funded Common Stock Purchase Warrant (18)

2.7	Form of Common Stock Purchase Warrant (19)

2.8	Form of Class A Common Stock Purchase Warrant (20)

2.9	Form of Class B Common Stock Purchase Warrant (21)

2.10	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of TOP Ships Inc. (22)

2.11	Certificate of Designations of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of TOP Ships Inc. (23)

2.12	Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of TOP Ships Inc. (24)

2.13	Statement of Designations, Preferences and Rights of the Series D Preferred Stock of TOP Ships Inc. (25)

2.14	Statement of Designations of Rights, Preferences and Privileges of Series E Perpetual Convertible Preferred Stock of TOP Ships Inc. (26)

2.15	Description of Securities

4.1	TOP Ships Inc. 2015 Stock Incentive Plan (27)

4.2	Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (28)

4.3	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Technical Officer (29)

4.4	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Executive Vice-President and Chairman (30)

4.5	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of President and Chief Executive Officer (31)

4.6	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Financial Officer (32)

4.7	Letter Agreement with Central Shipping Monaco SAM, dated March 10, 2014 (33)

4.8	Form of Management Agreement with Central Shipping Monaco SAM (34)

4.9	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (35)

4.10	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (36)

4.11	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Energy (37)

4.12	Joint Venture Agreement, dated July 7, 2017, between Lyndon International Co. and Just-C Limited (38)

4.13	Joint Venture Agreement, dated July 7, 2017, between Gramos Shipping Company Inc. and Just-C Limited (39)

4.14	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (40)

4.15	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (41)

4.16	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Evolution (42)

4.17	Warrant Exchange and Exercise Agreement dated as of January 10, 2019, among Top Ships, Inc. and CVI Investments, Inc.(43)

4.18	Memorandum of Agreement in respect of M/T Eco Bel Air, dated as of December 3, 2018 (44)

4.19	Bareboat Charter in respect of M/T Eco Bel Air, dated as of December 3, 2018 (45)

4.20	Guarantee dated as of December 3, 2018 between Top Ships Inc., as guarantor, and Sea 103 Leasing Co., as owner relating to a Bareboat Charter of M/T Eco Bel Air (46)

4.21	Memorandum of Agreement in respect of M/T Eco Beverly Hills, dated as of December 3, 2018 (47)

4.22	Bareboat Charter in respect of M/T Eco Beverly Hills, dated as of December 3, 2018 (48)

4.23	Guarantee dated as of December 3, 2018 between Top Ships Inc., as guarantor, and Sea 104 Leasing Co., Limited, as owner, relating to a Bareboat Charter of M/T Eco Beverly Hills (49)

4.24	Bareboat Charter in respect of M/T Nord Valiant, dated as of December 21, 2018 (50)

4.25	Additional Clauses to Bareboat Charter in respect of M/T Nord Valiant, dated as of December 21, 2018 (51)

4.26	Guarantee dated as of December 21, 2018, between Top Ships Inc., as guarantor, and Xiang T89 HK International Ship Lease Co., Limited, as owner, in respect of the M/T Nord Valiant (52)

4.27	Memorandum of Agreement in respect of Hull No. 8218 (TBN Eco California), dated as of December 21, 2018 (53)

4.28	Bareboat Charter in respect of Hull No. 8218 (TBN Eco California), dated as of December 21, 2018 (54)

4.29	Additional Clauses to Bareboat Charter in respect of M/T Nord Valiant, dated as of December 21, 2018 (55)

4.30	Guarantee dated as of December 21, 2018, between Top Ships Inc., as guarantor, and Xiang T88 HK International Ship Lease Co., Limited, as owner, in respect of the M/T Eco California (56)

4.31	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Energy (57)

4.32	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Elegance (58)

4.33	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull 8242 (TBN Eco Marina Del Rey) (59)

4.34	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Eco Fleet (60)

4.35	Management Agreement dated as of January1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Evolution (61)

4.36	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S874 (TBN Eco Bel Air) (62)

4.37	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Excellence (63)

4.38	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Nord Valiant (64)

4.39	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Eco California (65)

4.40	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Eco Revolution (66)

4.41	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S875 (TBN Eco Beverly Hills) (67)

4.42	Management Agreement dated as of January 11, 2019 with Central Shipping Inc., in respect of M/T Eco Palm Desert (68)

4.43	Fifth Amendment to the Agreement for Provision of Personnel, dated January 1, 2019, between Top Ships Inc. and Central Mare Inc.(69)

4.44	Letter Agreement from Central Shipping Inc. to Top Ships Inc. dated as of January 1, 2019, in respect of provision of management services (70)

4.45	Note Purchase Deed among Top Ships Inc., Amsterdam Trade Bank N.V., the note purchasers party thereto, and Astarte International Inc., dated as of March 21, 2019 (71)

4.46	Deed of Amendment to the March 21, 2019 AT Bank Bridge Facility Note, between TOP Ships Inc. and dated October 14, 2019

4.47	Addendum No. 1 dated as of March 12, 2019 to MOA in respect of Hull No. 8242 (TBN Eco Marina Del Rey) (72)

4.48	Stock Purchase Agreement between TOP Ships Inc. and Family Trading Inc., dated March 29, 2019 (73)

4.49	Santa Catalina Inc. Stock Purchase Agreement between TOP Ships Inc. and Hollywood Hills Inc., dated December 18, 2019

4.50	Santa Monica Marine Inc. Stock Purchase Agreement between TOP Ships Inc. and Hollywood Hills Inc., dated December 18, 2019

4.51	Bareboat Charter, Additional Clauses to the Bareboat Charter and Guarantee dated August 30, 2019 with respect to the Stenaweco Energy

4.52	Bareboat Charter, Additional Clauses to the Bareboat Charter and Guarantee dated August 30, 2019 with respect to the Stenaweco Evolution

4.53	Bareboat Charter, Additional Clauses to the Bareboat Charter and Guarantee dated July 7, 2019 with respect to the Stenaweco Excellance

4.54	Bareboat Charter, Additional Clauses to the Bareboat Charter and Guarantee dated September 30, 2019 with respect to the Stenaweco Eco City of Angels

4.55	Bareboat Charter, Additional Clauses to the Bareboat Charter and Guarantee dated September 30, 2019 with respect to the Stenaweco Eco Los Angeles

4.56	Memorandum of Agreement dated December 12, 2019 with respect to the Eco Fleet

4.57	Memorandum of Agreement dated December 12, 2019 with respect to the Eco Revolution

4.58	Memorandum of Agreement dated January 27, 2020 with respect to the Eco Palm Desert

4.59	Memorandum of Agreement dated January 27, 2020 with respect to the Stenaweco Elegance

4.60	Memorandum of Agreement dated February 4, 2020 with respect to the Eco Holmby Hills

4.61	Memorandum of Agreement dated February 4, 2020 with respect to the Eco Palm Springs

8.1	List of subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer

13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Accounting Firm

101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2018 and 2019; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2017, 2018 and 2019; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2017, 2018 and 2019; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2018 and 2019; and (v) Notes to Consolidated Financial Statements

(1)	Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 6-K, filed on June 24, 2011.
(2)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K, filed on April 18, 2014.
(3)	Incorporated by reference to Exhibit 1.3 of the Company's Annual Report on Form 20-F, filed on April 26, 2016.
(4)	Incorporated by reference to Exhibit 1.4 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(5)	Incorporated by reference to Exhibit 1.5 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(6)	Incorporated by reference to Exhibit 1.6 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(7)	Incorporated by reference to Exhibit 1.7 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(8)	Incorporated by reference to Exhibit 1.8 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(9)	Incorporated by reference to Exhibit 1.9 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(10)	Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 6-K, filed on August 22, 2019.
(11)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K filed on March 9, 2007.
(12)	Incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on November 28, 2014.
(13)	Incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F, filed on June 29, 2009.
(14)	Incorporated by reference to Exhibit 2.2 of the Company's Annual Report on Form 20-F, filed on March 14, 2017.
(15)	Incorporated by reference to Exhibit 4.3 of the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed on May 9, 2016 (File No. 333-194690).
(16)	Incorporated by reference to Exhibit 4.1 of the Company's Pre-Effective Amendment No. 2 to the Registration Statement on Form F-1, filed on May 13, 2014 (File No. 333-194690).
(17)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K, filed on October 24, 2018.
(18)	Incorporated by reference to Exhibit 3 of the Company's Current Report on Form 6-K, filed on September 19, 2019.
(19)	Incorporated by reference to Exhibit 2 of the Company's Current Report on Form 6-K, filed on September 19, 2019.
(20)	Incorporated by reference to Exhibit 3 of the Company's Current Report on Form 6-K, filed on November 7, 2019.
(21)	Incorporated by reference to Exhibit 4 of the Company's Current Report on Form 6-K, filed on November 7, 2019.
(22)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K, filed on September 22, 2016.

(23)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K, filed on November 23, 2016.
(24)	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 6-K, filed on February 21, 2017.
(25)	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 6-K, filed on May 8, 2017.
(26)	Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 6-K, filed on April 1, 2019.
(27)	Incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 20-F, filed on April 26, 2016.
(28)	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 6-K, filed on September 22, 2016.
(29)	Incorporated by reference to Exhibit 4.5 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(30)	Incorporated by reference to Exhibit 4.6 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(31)	Incorporated by reference to Exhibit 4.7 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(32)	Incorporated by reference to Exhibit 4.8 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(33)	Incorporated by reference to Exhibit 10.42 of the Company's Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960).
(34)	Incorporated by reference to Exhibit 10.43 of the Company's Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960).
(35)	Incorporated by reference to Exhibit 4.29 of the Company's Annual Report on Form 20-F, filed on April 29, 2015.
(36)	Incorporated by reference to Exhibit 4.30 of the Company's Annual Report on Form 20-F, filed on April 29, 2015.
(37)	Incorporated by reference to Exhibit 4.33 of the Company's Annual Report on Form 20-F, filed on April 29, 2015.
(38)	Incorporated by reference to Exhibit 4.56 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(39)	Incorporated by reference to Exhibit 4.57 of the Company's Annual Report on Form 20-F, filed on March 29, 2018.
(40)	Incorporated by reference to Exhibit 4.31 of the Company's Annual Report on Form 20-F, filed on April 29, 2015.
(41)	Incorporated by reference to Exhibit 4.32 of the Company's Annual Report on Form 20-F, filed on April 29, 2015.
(42)	Incorporated by reference to Exhibit 4.34 of the Company's Annual Report on Form 20-F, filed on April 29, 2015.
(43)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K, filed on January 11, 2019.
(44)	Incorporated by reference to Exhibit 4.87 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(45)	Incorporated by reference to Exhibit 4.88 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.

(46)	Incorporated by reference to Exhibit 4.89 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(47)	Incorporated by reference to Exhibit 4.90 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(48)	Incorporated by reference to Exhibit 4.91 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(49)	Incorporated by reference to Exhibit 4.92 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(50)	Incorporated by reference to Exhibit 4.96 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(51)	Incorporated by reference to Exhibit 4.97 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(52)	Incorporated by reference to Exhibit 4.98 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(53)	Incorporated by reference to Exhibit 4.99 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(54)	Incorporated by reference to Exhibit 4.100 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(55)	Incorporated by reference to Exhibit 4.101 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(56)	Incorporated by reference to Exhibit 4.102 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(57)	Incorporated by reference to Exhibit 4.103 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(58)	Incorporated by reference to Exhibit 4.104 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(59)	Incorporated by reference to Exhibit 4.105 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(60)	Incorporated by reference to Exhibit 4.106 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(61)	Incorporated by reference to Exhibit 4.107 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(62)	Incorporated by reference to Exhibit 4.108 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(63)	Incorporated by reference to Exhibit 4.109 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(64)	Incorporated by reference to Exhibit 4.110 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(65)	Incorporated by reference to Exhibit 4.111 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(66)	Incorporated by reference to Exhibit 4.112 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(67)	Incorporated by reference to Exhibit 4.113 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(68)	Incorporated by reference to Exhibit 4.114 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(69)	Incorporated by reference to Exhibit 4.115 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(70)	Incorporated by reference to Exhibit 4.116 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(71)	Incorporated by reference to Exhibit 4.118 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(72)	Incorporated by reference to Exhibit 4.119 of the Company's Annual Report on Form 20-F, filed on March 28, 2019.
(73)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K, filed on April 1, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
TOP SHIPS INC.
(Registrant)

Date: April 10, 2020	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Top Ships Inc.,
Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, mezzanine and stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
April 10, 2020

We have served as the Company's auditor since 2006.

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2018 AND 2019

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2018	2019

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	57	4,412
Trade accounts receivable	815	642
Prepayments and other	808	628
Due from related parties (Note 5)	75	-
Inventories (Note 7)	587	848
Prepaid bareboat charter hire (Note 6)	1,656	-
Assets held for sale (Note 4(c))	-	43,271
Non-current portion of derivative financial instruments (Note 15)	-	82
Restricted cash (Note 8)	1,290	859
Total current assets	5,288	50,742

FIXED ASSETS:

Advances for vessels under construction (Note 4(a))	38,744	12,241
Vessels, net (Note 4(b))	180,635	353,946
Other fixed assets, net	669	655
Total fixed assets	220,048	366,842

OTHER NON CURRENT ASSETS:

Prepaid bareboat charter hire (Note 6)	3,621	-
Restricted cash (Note 8)	6,315	8,000
Investments in unconsolidated joint ventures (Note 18)	22,063	19,306
Derivative financial instruments (Note 15)	1,153	-
Total non-current assets	33,152	27,306

Total assets	258,488	444,890

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 8)	10,210	16,908
Debt related to vessels held for sale (Note 8)	13,416	29,977
Due to related parties (Note 5)	4,223	16,592
Accounts payable	4,098	4,460
Accrued liabilities	2,957	4,030
Unearned revenue	-	3,337
Current portion of derivative financial instruments (Note 15)	1,915	113
Total current liabilities	36,819	75,417

NON-CURRENT LIABILITIES:

Non-current portion of long term debt (Note 8)	101,358	262,122
Long term debt from related parties (Note 8)	15,671	-
Non-current portion of derivative financial instruments (Note 15)	359	1,594
Total non-current liabilities	117,388	263,716

COMMITMENTS AND CONTINGENCIES (Note 9)

Total liabilities	154,207	339,133

MEZZANINE EQUITY:
Preferred stock; 0 and 15,724 Series E Shares issued and outstanding at December 31, 2018 and 2019 with $0.01 par value (Note 17)	-	18,083
Total mezzanine equity	-	18,083

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2018 and 2019 (Note 10)	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 1,150,873 and 8,695,348 shares issued and outstanding at December 31, 2018 and 2019 (Note 10)	11	87
Additional paid-in capital	412,048	411,499
Accumulated deficit	(307,779)	(322,552)
Accumulated other comprehensive income	-	(1,361)
Total stockholders' equity	104,281	87,674

Total liabilities, mezzanine equity and stockholders' equity	258,488	444,890

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of U.S. Dollars - except share and per share data)

	2017	2018	2019
Revenues (including $0, $1,606 and $1,311 respectively, from related party) (Note 19 & 5)	39,363	41,048	66,088

EXPENSES:
Voyage expenses (including $487, $511 and $829 respectively, to related party) (Note 12)	999	1,020	3,038
Operating lease expense (Note 2 & 6)	-	-	7,054
Bareboat charter hire expenses (Note 6)	6,282	6,282	-
Amortization of prepaid bareboat charter hire	1,657	1,657	-
Vessel operating expenses (including $136, $187 and $247 respectively, to related party) (Note 12)	13,444	14,826	22,786
Dry-docking costs	-	-	399
Vessel depreciation (Note 4(b))	5,744	6,390	12,392
Management fees-related parties (Note 5)	4,730	7,765	2,443
General and administrative expenses	5,805	6,997	1,730
Other operating (income) (Note 16)	(914)	-	-
Impairment on vessels (Note 4(c))	-	-	12,310
Operating income/(loss)	1,616	(3,889)	3,936

OTHER EXPENSES:
Interest and finance costs (including $504, $1,053 and $948 respectively, to related party) (Note 13)	(15,793)	(9,662)	(18,077)
(Loss)/gain on derivative financial instruments (Note 15)	(301)	1,821	1,601
Interest income	13	130	133
Other, net	1,120	180	-
Equity (loss)/gain in unconsolidated joint ventures	(27)	291	778
Impairment on unconsolidated joint ventures (Note 18)	-	-	(3,144)
Total other expenses, net	(14,988)	(7,240)	(18,709)

Net loss	(13,372)	(11,129)	(14,773)
Less: Deemed dividend for beneficial conversion feature of Series E Shares (Note 17)	-	-	(9,339)
Less: Deemed dividend equivalent on outstanding Series E Shares related to redemption value (Note 17)	-	-	(2,359)
Less: Series E Shares Dividend (Note 17)	-	-	(2,650)
Less: Deemed dividend on Series E Shares realized redemptions (Note 17)	-	-	(1,868)
Net loss attributable to common shareholders	(13,372)	(11,129)	(30,985)

Attributable to:
Common stock holders	(13,404)	(11,134)	(30,985)
Non-controlling interests	32	5	-

Loss per common share, basic and diluted (Note 11)	(251)	(12.20)	(10.58)

Other comprehensive income
Effective portion of changes in fair value of interest swap contracts (Note 15)	-	-	(1,361)
Total other comprehensive loss	(13,404)	(11,134)	(32,346)
Attributable to:
Common stock holders	(13,404)	(11,134)	(32,346)
Non-controlling interests	32	5	-

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.
CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Mezzanine Equity		Preferred Stock		Common Stock			Accumulated Deficit
	# of Shares	Mezzanine Equity	# of Shares	Par Value	# of Shares*	Par Value*	Additional Paid-In Capital*	attributable to common stockholders	Non-controlling interest	Other comprehensive loss	Total
BALANCE, December 31, 2016	-	-	-	-	1	-	328,762	(283,241)	-	-	45,521
Net loss					-	-	-	(13,404)	32		(13,372)
Issuance of common stock pursuant to convertible related party loans (Note 8)					-	-	2,040	-	-		2,040
Issuance of common stock pursuant to the Common Stock Purchase Agreement (Note 10)					31,639	-	38,389	-	-		38,389
Issuance of common stock pursuant to the Crede Common Stock Purchase Agreement (Note 10)					357,444	4	28,629	-	-		28,633
Issuance of common stock pursuant to Series C convertible preferred shares conversions (Note 8 and 10)					45,232	-	8,213	-	-		8,213
Series C convertible preferred stock's beneficial conversion feature (Note 8)					-	-	7,500	-	-		7,500
Issuance of common stock due to exercise of 2014 Warrants (Note 10)					10,963	-	1,540	-	-		1,540
Stock-based compensation					-	-	(25)	-	-		(25)
Non-controlling interest on acquisition of Eco Seven Inc (Note 1)					-	-			5,278		5,278
Reduction of non-controlling interest arising from Company's purchase of additional ownership interest in Eco Seven In. (Note 1)					-	-			(4,125)		(4,125)
Excess of consideration over acquired assets (Note 1)					-	-	(12,909)				(12,909)
Issuance of common stock pursuant to Series B convertible preferred stock conversions reflected in Mezzanine equity (Note 17)					901	-	1,743	-	-		1,743
Issuance of Series D preferred stock (Note 10)			100,000	1	-	-	-	-	-		1
Additional paid-in capital attributed to non-controlling interests					-	-	(1,153)	-	-		(1,153)
BALANCE, December 31, 2017	-	-	100,000	1	446,180	4	402,729	(296,645)	1,185	-	107,274
Net loss			-	-	-	-	-	(11,134)	5		(11,129)
Issuance of common stock pursuant to the Crede Common Stock Purchase Agreement (Note 10)			-	-	402,500	4	14,785	-	-		14,789
Issuance of common stock pursuant to Maxim ATM (Note 10)			-	-	124,543	1	2,613	-	-		2,614
Issuance of common stock due to exercise of 2018 Warrants (Note 10)			-	-	77,650	1	2,177	-	-		2,178
Issuance of common stock due to the 2018 Common Stock Offering (Note 10)			-	-	100,000	1	2,720	-	-		2,721
Purchase of 10% of M/T Stenaweco Elegance (Note 1)			-	-	-	-	-	-	(1,190)		(1,190)
Stock-based compensation			-	-	-	-	(34)	-	-		(34)
Family Trading facility beneficial conversion feature (Note 8)			-	-	-	-	15,028	-	-		15,028
Elimination of beneficial conversion feature with debt extinguishment (Note 8)			-	-	-	-	(3,451)	-	-		(3,451)
Deemed dividend due to debt extinguishment of FT facility (Note 8)			-	-	-	-	(2,258)	-	-		(2,258)
Excess of consideration over acquired assets (Note 1)			-	-	-	-	(22,260)	-	-		(22,260)
Cancellation of fractional shares due to reverse stock split							(1)				(1)
BALANCE, December 31, 2018	-	-	100,000	1	1,150,873	11	412,048	(307,779)	-	-	104,281

Net loss								(14,773)		(14,773)
Stock-based compensation							(34)			(34)
Issuance of common stock due to exercise of 2018 and 2014 Warrants (Note 10)					434,385	4	4,450			4,454
Issuance of common stock pursuant to the September 2019 Common Stock Offering and associated Traditional Warrant exercises (Note 10)					2,910,090	30	9,259			9,289
Issuance of common stock pursuant to the November 2019 Registered Direct Offering (Note 10)					4,200,000	42	7,600			7,642
Initial measurement of Class B Warrants (Note 15)							(997)			(997)
Excess of consideration over acquired assets (Note 1 and 5)							(6,701)			(6,701)
Issuance of Series E Shares (Note 8 and 17)	28,158	28,158								-
Redemptions on Series E Shares (Note 17)	(12,434)	(14,302)								-
Deemed dividend for Series E (Note 17)		9,339								-
Deemed dividend for Series E as part of exchange (Note 8)							(9,570)			(9,570)
Deemed dividend equivalents on Series E Shares related to redemption value (Note 17)		4,227					(4,227)			(4,227)
Repurchase of beneficial conversion feature with debt extinguishment (Note 8)							(8,518)			(8,518)
Beneficial conversion feature of Series E convertible perpetual preferred stock (Note 17)		(9,339)					9,339			9,339
Series E Dividends 2019 (Note 17)							(2,650)			(2,650)
Reversal of equity offering costs accrued not payable							1,500			1,500
Other comprehensive loss									(1,361)	(1,361)
BALANCE, December 31, 2019	15,724	18,083	100,000	1	8,695,348	87	411,499	(322,552)	(1,361)	87,674

The accompanying notes are an integral part of these consolidated financial statements.
*Adjusted to reflect the reverse stock splits effected in August 2019 (see Note 1 and 10)

TOP SHIPS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Expressed in thousands of U.S. Dollars)

	2017	2018	2019

Cash Flows from Operating Activities:
Net loss	(13,372)	(11,129)	(14,773)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Vessel depreciation	5,744	6,390	12,392
Other fixed assets depreciation	120	373	50
Equity losses/(gains) in unconsolidated joint ventures	27	(291)	(778)
Non-cash debt conversion expenses	842	-	-
Amortization and write off of deferred financing costs	1,640	1,305	1,812
Amortization of debt discount	7,500	2,504	324
Stock-based compensation expense	(25)	(34)	(34)
Change in fair value of derivative financial instruments	(175)	(1,821)	(1,457)
Write-off of short term debt	(1,118)	(180)	-
Non-cash operating lease expense	-	-	1,478
Amortization of prepaid bareboat charter hire	1,657	1,657	-
Other operating income	(914)	-	-
Impairment on unconsolidated joint ventures	-	-	3,144
Impairment on vessels	-	-	12,310
(Increase)/Decrease in:
Trade accounts receivable	(602)	(194)	173
Inventories	(62)	58	(385)
Prepayments and other	436	(380)	180
Due from related parties	34	(75)	75
Increase/(Decrease) in:
Due to related parties	(1,034)	2,621	(1,781)
Accounts payable	(207)	695	1,462
Accrued liabilities	1,196	203	1,665
Unearned revenue	(992)	(986)	3,337
Net Cash provided by Operating Activities	695	716	19,194

Cash Flows used in Investing Activities:
Advances for vessels under construction and capitalized expenses	(6,757)	(63,555)	(155,090)
Vessel acquisitions	(34,671)	-	(48,140)
Investments in unconsolidated joint ventures	(17,639)	(3,681)	-
Purchase of 10% of M/T Stenaweco Elegance	-	(1,190)	-
Acquisitions of other fixed assets, net	-	-	(36)
Net Cash used in Investing Activities	(59,067)	(68,426)	(203,266)

Cash Flows from Financing Activities:
Proceeds from debt	24,849	28,500	252,969
Proceeds from short-term debt	68,790	32,783	6,760
Proceeds from related party debt	3,148	26,152	-
Principal payments and prepayments of debt	(9,546)	(10,221)	(50,466)
Proceeds from issuance of Series C convertible preferred stock	7,500	-	-
Redemption of Series E Shares	-	-	(14,302)
Prepayment of related party debt	(7,233)	(1,408)	-
Prepayment of short term debt	-	(8,993)	(20,280)
Prepayment of short term Notes	-	(5,656)	-
Excess of purchase price over book value of vessels	(12,909)	(22,260)	-
Proceeds from issuance of common stock	9,726	5,781	18,892
Proceeds from warrant exercises	1,567	2,330	4,619
Equity offering issuance costs	(1,342)	(536)	(1,859)
Payment of financing costs	(1,159)	(1,713)	(6,647)
Derivative financial instrument termination payments	-	-	(5)
Net Cash provided by Financing Activities	83,391	44,759	189,681

Net increase/(decrease) in cash and cash equivalents and restricted cash	25,019	(22,951)	5,609

Cash and cash equivalents and restricted cash at beginning of year	5,594	30,613	7,662

Cash and cash equivalents and restricted cash at end of the year	30,613	7,662	13,271

Cash breakdown
Cash and cash equivalents	24,081	57	4,412
Restricted cash, current	1,283	1,290	859
Restricted cash, non-current	5,249	6,315	8,000
SUPPLEMENTAL CASH FLOW INFORMATION

Capital expenditures included in Accounts payable/Accrued liabilities/Due to related parties	43	555	533
Interest paid, net of capitalized interest	5,103	6,322	14,866
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	372	2,109	759
Equity issuance costs included in liabilities	1,108	117	386
Shares issued in exchange for converting debt, interest & finance fees	10,890	-	-
Settlement of notes with common stock issued (Note 8 and 10)	58,794	14,811	-
Elimination of beneficial conversion feature with debt extinguishment (Note 8)	-	(3,451)	-
Beneficial conversion feature of Series E perpetual convertible preferred stock (Note 17)	-	-	9,339
Settlement of related party debt, interest, finance fees and dividends with issuance of Series E Shares (Note 8 and 17)	-	-	28,158
Dividends payable included in Due to related parties (Note 17)	-	-	1,621
Excess of consideration over acquired assets (Note 1)	-	-	(6,701)
Transfer of R.O.U. asset balances after operating lease termination to Vessels, net (Note 4b)	-	-	3,800
Carrying value of net assets of companies acquired (Note 1)	-	-	7,649
Reversal of equity offering costs not payable	-	-	(1,500)
 The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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

As of December 31, 2019, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements as well as intermediary companies that own shipowning companies that are 100% subsidiaries of the Company.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

	Wholly owned Shipowning Companies ("SPC") with vessels in operation during years ended December 31, 2017, 2018 and 2019	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy	July 2014
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution	March 2015
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	M/T Stenaweco Excellence	May 2016
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant	August 2016
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	M/T Eco Fleet	July 2015
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	M/T Eco Revolution	January 2016
7	Eco Seven Inc.	February 2017	Marshall Islands	M/T Stenaweco Elegance	February 2017
8	Astarte International Inc.	April 2017	Marshall Islands	M/T Eco Palm Desert	September 2018

9	PCH77 Shipping Company Limited	September 2017	Marshall Islands	M/T Eco California	January 2019
10	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
11	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air	April 2019
12	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills	May 2019

	Wholly owned SPCs with vessels under construction during year ended December 31, 2019	Date of Incorporation	Country of Incorporation	Vessel	Scheduled delivery date
13	Santa Catalina Inc.	December 2018	Marshall Islands	M/T Eco Los Angeles	February 2020 (delivered)
14	Santa Monica Inc.	December 2018	Marshall Islands	M/T Eco City of Angels	February 2020 (delivered)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)
As of December 31, 2018 and 2019, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	City of Athens Pte. Ltd.	November 2016	Singapore	M/T Eco Holmby Hills	March 2018
2	Eco Nine Pte. Ltd.	March 2015	Singapore	M/T Eco Palm Springs	May 2018

On February 20, 2017, the Company acquired a 40% ownership interest in Eco Seven Inc. ("Eco Seven"), a Marshall Islands corporation, from Malibu Shipmanagement Co. ("Malibu"), a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, the Company's President, Chief Executive Officer and Director, for an aggregate purchase price of $6,500, pursuant to a share purchase agreement. On March 30, 2017, the Company acquired another 9% ownership interest in Eco Seven from Malibu for an aggregate purchase price of $1,500. On May 30, 2017, the Company acquired an additional 41% interest in Eco Seven from Malibu, for $6,500, increasing the Company's interest to 90%. The Company controls the board and management of Eco Seven and thus consolidates  Eco Seven in its financial statements from February 20, 2017 onwards. Eco Seven owns M/T Stenaweco Elegance, a 50,000 dwt product/chemical tanker that was delivered from Hyundai Vinashin Shipyard Co., Ltd of Vietnam ("Hyundai") on February 28, 2017.

On March 30, 2017, the Company, acquired a 49% ownership interest in City of Athens Pte. Ltd ("City of Athens") from Fly Free Company, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $4,200. City of Athens was party to a newbuilding contract for the construction of M/T Eco Holmby Hills, a 50,000 dwt newbuilding product/chemical tanker delivered from Hyundai in March 2018. Furthermore on March 30, 2017, the Company, acquired a 49% ownership interest in Eco Nine Pte. Ltd ("Eco Nine") from Maxima International Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $3,500. Eco Nine was a party to a newbuilding contract for the construction of M/T Eco Palm Springs, a 50,000 dwt newbuilding product/chemical tanker delivered from Hyundai in May 2018. On June 14, 2017 the Company acquired an additional 1% interest in City of Athens and in Eco Nine for an aggregate consideration of $157, increasing the Company's interest in both companies to 50%. The Company accounts for these acquisitions as investments in unconsolidated joint ventures because the Company does not have control over the two abovementioned companies, since they are jointly controlled by the two partners pursuant to a joint venture agreement (Note 18).

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

On January 31, 2018 the Company acquired:

a.
100% of the issued and outstanding shares of PCH Dreaming Inc., a Marshall Islands company that had entered into a new building contract for a high specification 50,000 dwt Medium Range ("MR") product/chemical tanker (M/T Eco Marina Del Ray or Hull No 8242) under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea and delivered in March 2019.  The Company acquired the shares from an entity affiliated with the Company's Chief Executive Officer, for an aggregate purchase price of $3,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the seller for a firm duration of one year at a gross daily rate of $16,000, with a charterer's option to extend for two additional years at $17,000 and $18,000, respectively. In June 2018 the Company cancelled without penalty the abovementioned time charter and entered into a new 5 year time charter with Cargill International SA ("Cargill") at a gross daily rate of $15,100.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

b.
100% of the issued and outstanding shares of South California Inc., a Marshall Islands company that had entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier (M/T Eco Bel Air or Hull No 874) under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during April 2019. The Company acquired the shares from an entity affiliated with the Company's Chief Executive Officer for an aggregate purchase price of $8,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer's option to extend for two additional years at $26,000 and $27,000, respectively. In June 2018 the Company cancelled without penalty the abovementioned time charter and entered into a new 3 year time charter with BP Shipping Limited at a gross daily rate of $24,500, with a charterer's option to extend for two additional years at $28,000 and $29,500, respectively.

c.
100% of the issued outstanding shares of Malibu Warrior Inc., a Marshall Islands company that had entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier (M/T Beverly Hills or Hull No 875) under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during May 2019. The Company acquired the shares from an entity affiliated with the Company's Chief Executive Officer for an aggregate purchase price of $8,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer's option to extend for two additional years at $26,000 and $27,000, respectively. In June 2018 the Company cancelled without penalty the abovementioned time charter and entered into a new 3 year time charter with BP Shipping Limited at a gross daily rate of $24,500, with a charterer's option to extend for two additional years at $28,000 and $29,500, respectively.

d.
10% of the issued and outstanding shares of Eco Seven Inc., the owner of M/T Stena Elegance. The Company acquired the shares from an entity affiliated with the Company's Chief Executive Officer for an aggregate purchase price of $1,600. As a result of the transaction the Company owns 100% of the issued and outstanding shares of Eco Seven Inc.

On December 18, 2019 the Company acquired 100% of the issued and outstanding shares of Santa Catalina Inc. and Santa Monica Inc two Marshall Islands companies that had entered into new building contracts for two high specification 50,000 dwt Medium Range ("MR") product/chemical tankers (M/T Eco Los Angeles and M/T Eco City of Angels) under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea and delivered in February 2020. The Company acquired the shares from an entity affiliated with the Company's Chief Executive Officer, for an aggregate purchase price of $14,350, $7,515 of which was payable upon purchase of the vessel owning companies and another $6,835 payable upon delivery of the vessels from the shipyard. The transaction specified that following each vessel's delivery, each vessel was going to enter into a time charter with Trafigura Maritime Logistics Pte Ltd ("Trafigura") for a firm duration of three years at a gross daily rate of $17,500, with a charterer's option to extend for two additional years at $18,750 and $20,000, respectively. Both acquired companies had already advanced $7,515 of shipyard installments and $134 of capitalized expenses for the construction of said newbuilding vessels.

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

The amount of the consideration given in excess of the historical carrying value of the net assets acquired is recognized as a reduction to the Company's additional paid in capital and presented as Excess of consideration over the carrying value of acquired assets in the Company's consolidated statement of stockholders' equity for the twelve months ended December 31, 2018 and 2019 respectively. An analysis of the consideration paid is presented in the table below:

As of December 31, 2018:

Consideration in cash	23,450
Less: Carrying value of net assets of companies acquired	1,190
Excess of consideration over acquired assets	22,260

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2019:

Fair Value of consideration	14,350
Less: Carrying value of net assets of companies acquired	7,649
Excess of consideration over acquired assets	6,701

On August 22, 2019 the Company effected a 1-for-20 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All numbers of share and earnings per share amounts in these financial statements have been retroactively adjusted to reflect this reverse stock split.

2.	Significant Accounting Policies:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts and operating results of Top Ships Inc. and its subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated on consolidation. Non-controlling interests are stated at the non-controlling interest's proportion of the net assets of the subsidiaries where the Company has less than 100% interest. Subsequent to initial recognition the carrying amount of non-controlling interest is increased or decreased by the non-controlling interest's share of subsequent changes in the equity of such subsidiaries. Total comprehensive income is attributed to a non-controlling interest even if this results in a deficit balance. Changes in the Company's ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

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

(f)   Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2018 and 2019 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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

(i)  Impairment of Long-Lived Assets: The Company evaluates the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of the Company's long lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans and overall market conditions. If there are indications for impairment present, the Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, and the difference is recognized as an impairment loss. The impairment tests the Company conducted as of December 31, 2019, showed that there are no impairment indications for any vessels of the Company's fleet other than the Company's two MR1 Tankers (M/T Eco Fleet and M/T Eco Revolution) that were written down to their fair market values less costs to sell.

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

(l)  Other Fixed Assets, Net: Other fixed assets, net, consist of furniture, office equipment, and cars, stated at cost, which consists of the purchase/contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets as presented below:

Description	Useful Life (years)
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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

(o)   Accounting for Revenue and Expenses: Revenues are generated from time charter arrangements. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Time charter revenue is only recognized when an agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured. Revenue is shown net of address commissions, if applicable, payable directly to charterers under the relevant charter agreements. Address commissions represent a common market practice discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Commissions on time charter revenues are recognized on a pro rata basis over the duration of the period. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel's delivery to the charterer, except for any off-hire period.  Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and (ii) the lease component would be classified as an operating lease. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time. Under a time charter agreement, vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses and broker's commissions are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents' fees, and extra war risk insurance are paid by the charterer. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

When vessels are acquired with time charters attached and the rates on such charters are below or above market on the acquisition date, the Company allocates the total cost between the vessel and the fair value of the attached time charter based on the relative fair values of the vessel and the liability or asset acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimates of the market time charter rate at the time of acquisition. The fair value of below or above market time charter is recognized as an intangible liability or asset respectively and is amortized over the remaining period of the time charter as an increase or decrease to revenues.

The Company pays commissions to ship brokers associated with arranging the Company's charters. These commissions are recognized over the related charter period and are included in voyage expenses.

Voyage charters

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party generally has a minimum amount of cargo. The charterer is liable for any short loading of cargo or "dead" freight. The voyage contract generally has standard payment terms of 95% freight paid within three days after completion of loading. The voyage charter party generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses the Company for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Conversely, the charterer is given credit if the loading/discharging activities happen within the allowed laytime known as despatch resulting in a reduction in revenue. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight- line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The voyage contracts are considered service contracts which fall under the provisions of ASC 606 because the Company, as the shipowner, retains the control over the operations of the vessel such as directing the routes taken or the vessel speed. The voyage contracts generally have variable consideration in the form of demurrage or despatch.

 In a voyage charter contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. These                       costs are considered contract fulfillment costs because the costs are direct costs related to the performance of the contract and are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are amortized on a straight-line basis as the related performance obligations are satisfied.

(p)  Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors as well as to third party consultants and service providers for their services provided is included in "general and administrative expenses" in the consolidated statements of comprehensive loss. The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares granted to employees or directors and to non-employees, vested and non-vested, are measured at fair value which is equal to the market value of the Company's common stock on the grant date.

 (q)  Earnings / (Loss)  per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders by the weighted average number of common shares  outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method, the potential dilution that could occur if convertible preferred stock were converted, using the if-converted method as well as the potential dilution that could occur if the Company completed all sales pursuant to common stock purchase agreements, using the if-converted method. Finally net income or loss available to common stockholders is reduced to reflect any deemed dividends on convertible preferred stock, weighted for the period the convertible preferred shares were outstanding.

(r)  Derivatives and Hedging, Hedge Accounting:  The Company records every derivative instrument (including certain derivative instruments embedded in other contracts) on the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized in earnings unless specific hedge accounting criteria are met.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. Contracts which meet the criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of "Accumulated other comprehensive income" in equity, while the ineffective portion, if any, is recognized immediately in current period earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of income. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as a component of "Loss on derivatives".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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

(u)  Sale-leaseback transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606 (existence of a contract and satisfaction of performance obligation by transferring of the control of the asset). The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised; and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

(v)   Beneficial conversion feature: A beneficial conversion feature is defined as a non-detachable conversion feature that is in the money at the commitment date. The beneficial conversion feature guidance requires recognition of the conversion option's in-the-money portion, the intrinsic value of the option, in equity, with an offsetting reduction to the carrying amount of the instrument. The resulting discount is amortized as a dividend over either the life of the instrument, if a stated maturity date exists, or to the earliest conversion date, if there is no stated maturity date. If the earliest conversion date is immediately upon issuance, the dividend must be recognized at inception. When there is a subsequent change to the conversion ratio based on a future occurrence, the new conversion price may trigger the recognition of an additional beneficial conversion feature on occurrence.

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

  (x)  Other Comprehensive Income: The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders' equity

 (y)   Recent Accounting Pronouncements:

New Accounting Pronouncements - Adopted

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Financial Instruments - Derivatives Held or Issued: In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities.  ASU 2017-12 amends the current hedge accounting model and requires certain new or modified disclosures to enable entities to better portray the economics of their risk management activities in their financial statements. The Company adopted this ASU for the reporting period commencing on January 1, 2019 and accordingly all relative hedge accounting disclosures have been amended to comply with the new standard (Note 15).

In July 2017, the FASB issued ASU No. 2017-11, "Earnings Per Share, Distinguishing Liabilities from Equity, and Derivatives and Hedging" ("ASU No. 2017-11"), which changes the classification of certain equity-linked financial instruments with down round features. As a result, a free standing equity-linked financial instrument or an embedded conversion option would not be accounted for as a derivative liability at fair value as a result of existence of a down round feature. For freestanding equity classified financial instruments, the amendment requires the entities to recognize the effect of the down round feature when triggered in its earnings per share calculations. The Company adopted this ASU for the reporting period commencing on January 1, 2019 and accordingly all equity-linked financial instruments of the Company have now been reassessed by applying ASU No. 2017-11, however this resulted in no changes to the classification of any of the Company's equity-linked financial instruments (Note 15).

In June 2018, the FASB issued ASU 2018-07, "Compensation–Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting." This ASU expands the scope of Topic 718, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. Currently, nonemployee awards are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever can be more reliably measured. Under ASU 2018-07, equity-classified nonemployee awards within the scope of Topic 718 will be measured at grant-date fair value. The ASU simplified the accounting for share-based payments granted to nonemployees for goods and services, therefore guidance on such payments to nonemployees would be mostly aligned with the requirements for share-based payments granted to employees. The Company adopted this ASU for the reporting period commencing on January 1, 2019 with no impact on its financial statements since the Company has no nonemployee share-based payment schemes.

Leases

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (ASC 842), as amended from time to time, using the modified retrospective transition method. The Company elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption through a cumulative effect adjustment to the opening retained earnings as of January 1, 2019. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements. The Company elected to apply the package of practical expedients under ASC 842, which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. In addition the  Company elected to not separate the lease and non-lease components included in the time charter revenue or operating lease payments.

On adoption of ASC 842, the Company determined that all time charter-out contracts are considered operating leases and therefore fall under the scope of ASC 842 because: (i) the vessel is an identifiable asset; (ii) the Company. As lessor, does not have substantive substitution rights; and (iii) the charterer, as lessee, has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. The Company's accounting for time charter out contracts was not impacted by the adoption of ASC 842 as the accounting is consistent with the Company's prior policy.

On January 1, 2019, the Company, as lessee, recognized an operating  lease right-of-use asset and lease liability measured at the present value of outstanding lease payment obligations under ASC 840. In addition the deferred loss, previously described as Prepaid bareboat charter hire income, under ASC 840, amounting to $5,277 on January 1, 2019 was reclassified to the right-of-use asset upon adoption of ASC 842. Furthermore, the Company upon adoption of ASC 842 assumed that it will not exercise the purchase options under its lease contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The following table shows the impact of the adoption of ASC 842 on the Company's current period consolidated balance sheet as compared to the previous lease accounting standard, ASC Topic 840, Leases ("ASC 840") as of January 1, 2019:

As of January 1, 2019:	Under ASC 842	Under ASC 840	Increase/(decrease)

Current assets:	-
Prepaid bareboat charter hire	-	1,656	(1,656)
Other noncurrent assets:	-
Prepaid bareboat charter hire	-	3,621	(3,621)
Fixed assets:
Right of use assets from operating leases	21,905	-	21,905
Other current liabilities:
Current portion of Operating lease liabilities	4,771	-	4,771
Other noncurrent liabilities:
Non-current portion of Operating lease liabilities	11,857	-	11,857

The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 9.09% (same as weighted average discount rate), which was the rate inherent in the lease on the lease inception. The cash paid for operating leases with original terms greater than 12 months was $5,576 for the year ended December 31, 2019

Operating lease right of use ("ROU") assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made to the lessor prior to lease commencement, less any lease incentives, and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

All of the Company's Sale and Leasebacks accounted as financings have been re-evaluated under ASC 842 and the Company continues to account for them as financings.

 Accounting standards issued but not yet adopted

The FASB has issued accounting standards that have not yet become effective and may impact the Company's consolidated financial statements or related disclosures in future periods. These standards and their potential impact are discussed below:

Fair Value Measurement Disclosures — In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU No. 2018-13"). ASU No. 2018-13, which is part of the FASB's broader disclosure framework project, modifies and supplements the current U.S. GAAP disclosure requirements pertaining to fair value measurements, with an emphasis on Level 3 disclosures of the valuation hierarchy. ASU No. 2018-13 is effective on January 1, 2020, with early adoption permitted. The adoption of ASU No. 2018-13 is currently not expected to have a material impact on the Company's consolidated financial statements as it relates to disclosure only.

In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326: Financial Instruments - Credit Losses. This update is an amendment to the new credit losses standard, ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, that was issued in June 2016 and clarifies that operating lease receivables are not within the scope of Topic 326.The new credit losses standard amends the current financial instrument impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables.  ASU No. 2016-13 is effective on January 1, 2020, with early adoption permitted. The adoption of this ASU is not expected to have a material effect on the Company's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

3.	Going Concern:

At December 31, 2019, the Company had a working capital deficit of $24,675 and cash and cash equivalents of $4,412 and for the year ended December 31, 2019 incurred a net loss of $(14,773) and generated cash flow from operations of $19,194. In addition as of December 31, 2019, the Company had remaining contractual commitments for the vessels it had contracted to acquire totaling $64,048 and available committed undrawn loan facilities of $60,200.

From January 2020 up to the date of issuance of these financial statements  the Company sold four tankers, namely the M/T Eco Fleet, the M/T Eco Revolution, the M/T Stenaweco Elegance and the M/T Eco Palm Desert (see Note 20), which resulted in net aggregate proceeds of $24,798 after costs and fees relating to the sales and to the prepayment of related debt facilities (including the release of restricted cash relating to loan covenants and any time charter termination fees). In addition the Company's 50% owned subsidiaries entered into agreements to each sell its owned vessel and the Company estimates it will receive cash dividends as a result of these sales of $19,696. All the contractual commitments have been settled as of the date of issuance of these financial statements.

The Company believes it has adequate funding through the sources described above as well as the cash generated from sale of common shares subsequent to the year end (refer note 20) and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

4(a)	Advances for vessels acquisitions / under construction:

An analysis of Advances for vessels acquisitions / under construction is as follows:

Advances for vessels acquisitions / under construction
Balance, December 31, 2017	6,757
— Advances paid	60,731
— Capitalized expenses	3,346
— Transferred to Vessels	(32,090)
Balance, December 31, 2018	38,744
— Advances paid	158,905
— Capitalized expenses	3,812
— Transferred to Vessels, net	(189,220)
Balance, December 31, 2019	12,241

In the year ended December 31, 2018, Advances for the construction of newbuilding vessels relate to M/T Eco Palm Desert, M/T Eco California, M/T Eco Marina Del Ray, M/T Eco Bel Air and M/T Eco Beverly Hills of $25,347, $14,392, $7,288, $8,531 and $8,519 respectively. On September 7, 2018, the Company took delivery of M/T Eco Palm Desert from Hyundai and hence advances paid and capitalized expenses relating to the vessel were transferred from Advances for vessels acquisitions / under construction to Vessels, net.

On January 30, March 13, April 5 and May 9, 2019, the Company took delivery of M/T Eco California, M/T Eco Marina Del Ray, M/T Eco Bel Air and M/T Eco Beverly Hills respectively from Hyundai (the first two vessels from Hyundai Mipo Dockyard and the second two vessels from Hyundai Samho Dockyard) and hence advances paid and capitalized expenses relating to the vessels were transferred from Advances for vessels acquisitions / under construction to Vessels, net. For the year ended December 31, 2019, the balance of Advances for vessels acquisitions / under construction relate to M/T Eco Los Angeles and M/T Eco City of Angels and consist of $6,169 and $6,072 respectively, out of which $533 and $435 relate to capitalized expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

4(b)	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2017	164,694	(9,759)	154,935
— Transferred from advances for vessels acquisitions / under construction	32,090	-	32,090
— Depreciation	-	(6,390)	(6,390)
Balance, December 31, 2018	196,784	(16,149)	180,635
— Transferred from advances for vessels acquisitions / under construction	189,220	-	189,220
— Acquisitions	51,940	-	51,940
— Impairment	(22,254)	9,944	(12,310)
— Transferred to Assets held for sale	(43,147)	-	(43,147)
— Depreciation	-	(12,392)	(12,392)
Balance, December 31, 2019	372,543	(18,597)	353,946

In 2018 and 2019 the Company took delivery of the following vessels:

Vessel Name	Delivery Date	Yard Installments	Capitalized Expenses	Final Cost
M/T Eco Palm Desert	September 7, 2018	29,994	2,096	32,090
Subtotal 2018		29,994	2,096	32,090
M/T Eco California	January 30, 2019	34,313	1,270	35,583
M/T Eco Marina Del Ray	March 13, 2019	35,787	1,066	36,853
M/T Eco Bel Air	April 5, 2019	57,133	1,209	58,342
M/T Eco Beverly Hills	May 9, 2019	57,133	1,309	58,442
Subtotal 2019		184,366	4,854	189,220

The Company's vessels have been mortgaged as security under its loan facilities (see Note 9).

On November 18 and November 20, 2019, the Company exercised the purchase options on its operating leases and purchased M/T Stenaweco Energy and M/T Stenaweco Evolution for $23,953 and $24,187 respectively. M/T Stenaweco Energy and M/T Stenaweco Evolution book value has been increased by $2,477 and $1,323 respectively, corresponding to the transfer of the respective ROU asset balances to each vessel upon termination of the lease, as per ASC 842-20-40-2.

4(c) Assets held for sale:

The Company decided to divest from tankers weighing less than 50,000 dwt and hence the M/T Eco Fleet and M/T Eco Revolution met the criteria to be classified as assets held for sale on  December 12, 2019 according to guidance in ASC 360. Consequently the Company has treated the vessels including their inventories on board as Assets held for sale and has classified them as a current asset measured at the lower of the carrying amount and fair value less costs to sell as determined by the Company and supported by an unrelated third party offer to buy the vessels. The related loans are also classified as short term in a separate balance sheet line from the other non-current portion of debt. The Company has recognized an impairment charge of $6,779 for the M/T Eco Fleet and $5,531 for the M/T Eco Revolution to reduce their carrying value to the fair value less costs to sell in the accompanying consolidated statements of comprehensive loss. As of December 31, 2019, the M/T Eco Fleet's new deemed cost and carrying amount after the impairment charge is $20,667 and the new deemed cost and carrying amount of the M/T Eco Revolution is $22,604 including inventories on board of $124. The vessels were sold on January 21 and January 14, 2020 to an unrelated third party for gross proceeds of $21,000 and $23,000 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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

As of December 31, 2018 the amount due to Central Mare was $51 and as of December 31, 2019 the amount due to Central Mare was $0. These amounts are presented in Due to and from related parties, on the accompanying consolidated balance sheets.

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Year Ended December 31,
	2017	2018	2019	Presented in:
Executive officers and other personnel expenses	2,400	2,400	360	General and administrative expenses - Statement of comprehensive loss
Amortization of awarded shares*	(25)	(34)	(34)	Management fees - related parties - Statement of comprehensive loss
Total	2,375	2,366	326
 *As per the Company's equity incentive plan, or the 2015 plan (currently null and void since due to the recent reverse stock splits of the Company's stock the shares left to be vested are zero), the Company incurred an amortization gain of $25, $34 and $34 relating to the amortization of the original fair value of the equity incentive plan recognized at inception, for the years ended December 31 2017, 2018 and 2019 respectively.

On March 27, 2017 and January 2, 2018, the Company's board of directors granted to the Chief Executive Officer a bonus of $1,500 and $2,250 respectively, to be distributed at his own discretion to other executives and is included in "General and administrative expenses" in the accompanying consolidated statements of comprehensive loss.

 (b) Central Shipping Monaco SAM ("CSM") – Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a letter agreement, or the Letter Agreement, with CSM, a related party affiliated with the family of the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and on March 10, 2014 and June 18, 2014 the Company entered into management agreements, or Management Agreements, between CSM and the Company's vessel-owning subsidiaries respectively. The Letter Agreement could only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the Letter Agreement.

Pursuant to the Letter Agreement, as well as the Management Agreements concluded between CSM and the Company's vessel-owning subsidiaries, the Company paid a technical management fee of $595 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel was scheduled to be delivered by the shipyard and a commercial management fee of $328 per day per vessel, commencing from the date the vessel was delivered from the shipyard. In addition, the Management Agreements provided for payment to CSM of: (i) $541 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSM also performed supervision services for all of the Company's newbuilding vessels while the vessels were under construction, for which the Company paid CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provided, at cost, all accounting, reporting and administrative services. Finally, the Letter Agreement provided for a performance incentive fee for the provision of management services to be determined at the discretion of the Company. The Management Agreements had an initial term of five years, after which they would have continued to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the Management Agreements, all fees payable to CSM were adjusted annually according to the US Consumer Price Inflation ("CPI") of the previous year and if CPI is less than 2% than a 2% increase was effected.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2018 and 2019 the amounts due to CSM were $2,366 and $0 respectively and are presented in Due to related parties, on the accompanying consolidated balance sheets.

On January 1, 2019, the Company terminated the letter agreement with CSM without incurring any penalties

The fees charged by and expenses relating to CSM for the years ended December 31, 2017 and 2018 are as follows:

	Year Ended December 31,
	2017	2018	Presented in:
Management fees	34	101	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	2,242	2,455	Management fees - related parties -Statement of comprehensive loss
Supervision services fees	31	63	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	136	187	Vessel operating expenses -Statement of comprehensive loss
	22	101	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	183	233	Management fees - related parties -Statement of comprehensive loss
Financing fees	139	139	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission for sale and purchase of vessels	1,081	3,861	Management fees - related parties -Statement of comprehensive loss
Commission on charter hire agreements	487	511	Voyage expenses - Statement of comprehensive loss
Performance incentive fee	1,250	1,250	Management fees - related parties - Statement of comprehensive loss
Total	5,605	8,901

For the years ended December 31, 2017 and 2018, CSM charged the Company newbuilding supervision related pass-through costs amounting to $454 and $958 respectively.

 (c)  Central Shipping Inc ("CSI") – Letter Agreement and Management Agreements: On January 1, 2019, the Company entered into a letter agreement with CSI ("CSI Letter Agreement"), a related party affiliated with the family of Evangelos J. Pistiolis and on the same date the Company entered into management agreements, or Management Agreements, between CSI and the Company's vessel-owning subsidiaries respectively. The CSI Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the CSI Letter Agreement.

Pursuant to the CSI Letter Agreement, as well as the Management Agreements concluded between CSI and the Company's vessel-owning subsidiaries, the Company pays a management fee of $550 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the Management Agreements provide for payment to CSI of: (i) $500 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of the Company's newbuilding vessels while the vessels are under construction, for which the Company pays CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

CSI provides, at cost, all accounting, reporting and administrative services. Finally, the CSI Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at the discretion of the Company. The management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the management agreements, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation ("CPI") of the previous year and if CPI is less than 2% than a 2% increase is effected.

As of December 31, 2019 the amount due to CSI is $621 and is presented in Due to related parties, on the accompanying consolidated balance sheets.

The fees charged by and expenses relating to CSI for the year ended December 31, 2019 are as follows:

	Year Ended December 31,
	2019	Presented in:
Management fees	109	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	2,237	Management fees - related parties -Statement of comprehensive loss
Supervision services fees	55	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	247	Vessel operating expenses -Statement of comprehensive loss
	172	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	240	Management fees - related parties -Statement of comprehensive loss
Financing fees	263	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission on charter hire agreements	829	Voyage expenses - Statement of comprehensive loss
Total	4,152

For the year ended December 31, 2019, CSI charged the Company newbuilding supervision related pass-through costs amounting to $985, which are not included in the table above and are presented within Vessels, net / Advances for vessels acquisitions / under construction in the Company's accompanying consolidated balance sheet.

(d) Family Trading Inc. ("Family Trading") - Revolving Credit Facility and Assumption of Liabilities: As of the date of issuance of these financial statements there have been various amendments and addendums to the Family Trading credit facility ("Further Amended Family Trading Credit Facility") (see Note 8). As of December 31, 2018 the interest and fees due to Family Trading were $1,806, representing $301 of interest payable, $5 of commitment fees payable and $1,500 of arrangement fees payable and are presented in Due to related parties, on the accompanying consolidated balance sheets.

(e) Issuance of Series E Shares to Family Trading Inc ("Family Trading"): On March 29, 2019 the Company entered into a stock purchase agreement with Family Trading pursuant to which the Company exchanged the outstanding principal, fees and interest of the Further Amended Family Trading Credit Facility with 27,129 Series E Shares (defined below, also see Note 8 and 10). As of December 31, 2019 dividends due to Family Trading were $1,621 and are presented in Due to related parties, on the accompanying consolidated balance sheets.

(f) Vessel Acquisitions from affiliated entities: From February 20 to November 24, 2017 the Company entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of M/T Eco Palm Desert and M/T Eco California, 90% interest in M/T Stenaweco Elegance and 50% interests in M/T Eco Holmby Hills and M/T Eco Palm Springs. On January 31, 2018 the Company entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of the construction contracts of M/T Eco Marina Del Ray, M/T Eco Bel Air, M/T Eco Beverly Hills and 10% interest in M/T Stenaweco Elegance. On December 18, 2019 the Company entered into a series of transactions with two entities affiliated with Evangelos J. Pistiolis that led to the purchase of the newbuilding vessels, M/T Eco Los Angeles and M/T Eco City of Angels (see Notes 1, 3 and 4). As of December 31, 2019 the Company owes $14,350 to the previous owners of the newbuilding vessels presented in Due to related parties in the accompanying consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(g) Charter Party with Central Tankers Chartering Inc ("Central Tankers Chartering"): On September 1, 2017 the Company entered into a time charter party with Central Tankers Chartering, a related party affiliated with the family of Evangelos J. Pistiolis, for the vessel M/T Eco Palm Desert delivered from Hyundai in September 2018. The time charter was for a firm period of three years at a daily rate of $14,750 with two optional years at daily rates of $15,250 and $15,750 respectively, at Central Tankers Chartering's option. The time charter carried a 1.25% address commission payable to Central Tankers Chartering. Total revenue backlog from this time charter for the firm period was $15,949, assuming no off-hire days. As of December 31, 2018 the amounts due from Central Tankers Chartering were $75 and are presented in Due from related parties, on the accompanying consolidated balance sheets. In April 2019 the Company terminated the time charter party with Central Tankers Chartering without incurring any penalties and entered into a time charter agreement with Shell Tankers Singapore Private Limited ("Shell") until September 2020. The time charter with Shell consists of a fixed amount per day plus a 50% profit share for earned rates over the fixed amount.

6.	Leases

A. Lease arrangements, under which the Company acts as the lessee

Bareboat Chartered-in Vessels:

On January 29, 2015 and March 31, 2015, the Company sold and leased back M/T Stenaweco Energy and M/T Stenaweco Evolution respectively. The vessels were chartered back on a bareboat basis for 7 years at a bareboat hire of $8,586 and $8,625 per day respectively. In addition, the Company had the option to buy back each vessel from the end of year 3 up to the end of year 7 at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. On December, 18 and December, 20 2019 the Company exercised the purchase options and terminated the operating leases on its two bareboat chartered in vessels. The purchase option prices paid amounted to $23,871 and $24,063 for the M/T Stenaweco Energy the M/T Stenaweco Evolution respectively, not including fees and expenses related to the transfer of ownership.

B. Lease arrangements, under which the Company acts as the lessor

Charter agreements:

During  the year ended December 31, 2019, the Company operated four vessels (M/T Stenaweco Energy, M/T Stenaweco Evolution, M/T Stenaweco Excellence and M/T Stenaweco Elegance) under time charters with Stena Bulk A/S, three vessels (M/T Eco Revolution, M/T Eco Bel Air and M/T ECO Beverly Hills) under time charters with BP Shipping Limited, two vessels (M/T Eco Palm Desert and M/T Eco California) under time charters with Shell Tankers Singapore Private Limited, one vessel (M/T Nord Valiant) under time charter with Dampskibsselskabet Norden A/S, one vessel (M/T Ecofleet) under time charter with Clearlake Shipping Pte Ltd and one vessel (M/T Marina Del Ray) under time charter with Cargill.

Furthermore the Company has entered into time charter parties for its newbuilding vessels (M/T Eco Los Angeles and M/T Eco City of Angels) with Trafigura.

Future minimum time-charter receipts of the Company's vessels in operation as of December 31, 2019, based on commitments relating to non-cancellable time charter contracts as of December 31, 2019, are as follows (excluding vessels held for sale):

Year ending December 31,	Time Charter receipts
2020	60,369
2021	33,938
2022	11,270
2023	5,512
2024	1,178
Total	112,267

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Future minimum time-charter receipts of the Company's vessels under construction as of December 31, 2019, are as follows (based on estimated delivery dates):

Year ending December 31,	Time Charter receipts
2020	11,043
2021	12,776
2022	12,776
2023	1,733
Total	38,328

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the drydocking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

7.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2018	December 31, 2019
Lubricants	522	751
Consumable stores	65	97
Total	587	848

8.	Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows (facility names defined below):

Bank / Vessel(s)	December 31,
	2018	2019
Total long term debt:
ABN Facility (M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant)	52,288	-
NORD/LB Facility (M/T Stenaweco Excellence)	18,071	-
Alpha Bank Facility (M/T Stenaweco Elegance), including Alpha Bank Top-Up Facility	20,550	20,075
AT Bank Facility (M/T Eco Palm Desert)	23,175	21,875
AT Bank Bridge Note (Top Ships)	-	10,500
OFI Facility (M/T Stenaweco Energy, M/T Stenaweco Evolution and M/T Stenaweco Excellence)	-	69,849
CMBFL Facility (M/T Eco Bel Air and M/T Eco Beverly Hills)	-	88,560
BoComm Leasing Facility (M/T Nord Valiant and M/T Eco California)	-	44,466
Cargill Facility (M/T Eco Marina Del Ray)	-	30,962
Total long term debt	114,084	286,287
Less: Deferred finance fees	(2,516)	(7,257)
Total long term debt net of deferred finance fees	111,568	279,030

Presented:
Current portion of long term debt	10,210	16,908
Long term debt	101,358	262,122

Long term debt from related parties:
Family Trading Facility	24,744	-
Less: Debt discounts	(9,073)	-
Long term debt from related parties net of debt discounts	15,671	-

Short Term Debt:
AT Bank second predelivery facility (M/T Eco California)	10,140	-
Alpha Bank predelivery facility (M/T Eco Marina Del Ray)	3,380	-
Less: Deferred finance fees	(104)	-
Short term debt net of deferred finance fees	13,416	-

Debt related to Vessels held for sale:
ABN Facility (M/T Eco Fleet and M/T Eco Revolution)	-	30,300
Less: Deferred finance fees	-	(323)
Debt related to Vessels held for sale net of deferred finance fees	-	29,977

Total Debt net of deferred finance fees and debt discounts	140,655	309,007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(A). LONG-TERM DEBT

ABN Amro Facility

On July 9, 2015, the Company entered into a credit facility with ABN Amro Bank N.V. of Holland ("ABN Amro") for $42,000 ("the ABN Amro facility") for the financing of the vessels M/T Eco Fleet and M/T Eco Revolution ($21,000 per financed vessel). This facility was amended on September 28, 2015 and was increased to $44,400 ($22,200 per vessel), with all other terms remaining the same except for the margin which was increased by 0.15%. The credit facility was repayable in 4 consecutive quarterly installments of $500, 4 consecutive quarterly installments of $512.5, 4 consecutive quarterly installments of $525 and 12 consecutive quarterly installments of $387.5 for each of the financed vessels, commencing on October 13, 2015 for M/T Eco Fleet and on April 15, 2016 for M/T Eco Revolution plus a balloon installment of $11,400 for each of the financed vessels, payable together with the last installment in July 2021 and in January 2022, respectively. On August 1, 2016, the Company amended the ABN Facility to increase the borrowing limit to $64,400 and added another tranche to the loan, "Tranche C", which was secured by M/T Nord Valiant. Tranche C was repayable in 12 consecutive quarterly installments of $550 each and 12 consecutive quarterly installments of $363 each, commencing on November 2016, plus a balloon installment of $9,050 payable together with the last installment in August 2022. Apart from the inclusion of M/T Nord Valiant as a collateralized vessel and the reduction of the margin to 3.75% (applicable only to Tranche C), no other material changes were made to the ABN Facility.

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

The facility contained various covenants, including (i) an asset cover ratio of 130%, (ii) a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $750 per collateralized vessel. Additionally, the facility contained restrictions on the shipowning company incurring further indebtedness or guarantees. It also restricted the shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility was secured as follows:

•	First priority mortgage over M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant;
•	Assignment of insurance and earnings of the mortgaged vessels;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiaries;
•	Pledge over the earnings account of the vessels.

On April 21, 2017, the Company was informed by ABN Amro that it was in breach of a loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of the Company's outstanding common shares. ABN Amro requested that either the family of Mr. Evangelos J. Pistiolis maintains an ownership interest of at least 30% of the outstanding common shares or maintains a voting rights interest of above 50% in the Company. In order to regain compliance with the loan covenant, the Company issued the Series D preferred shares (see Note 10).  On July 28, 2017 ABN Amro by way of a supplemental agreement removed the loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintained an ownership interest of 30% of the Company's issued and outstanding common shares and replaced it with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquired a voting interest of more than 50% of the Company's share capital, without ABN Amro's prior written approval.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On November 16, 2018 the Company amended the ABN Facility to increase the borrowing limit by $5,000. This additional amount was subsequently drawn-down and applied towards capital expenditures under the Company's newbuilding program and was allocated to the mortgaged vessels as follows: $750 to M/T Eco Fleet, $750 to M/T Eco Revolution and $3,500 to M/T Nord Valiant. Apart from the introduction of a new repayment schedule reflecting the increased facility principal, all other material terms remained the same. As per the new repayment schedule the quarterly installments were increased by $25, $25 and $100 for M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant respectively and their respective balloon installments were increased by $475, $425 and $2,000, respectively.

The ABN Amro facility bore interest at LIBOR plus a margin of 3.90%, except for the Tranche C part of the facility that bore interest at LIBOR plus a margin of 3.75%. The applicable LIBOR as of December 31, 2019 was 1.99%. Tranche C of the ABN Facility was fully prepaid on January 17, 2019 using $18,550 of proceeds from the BoComm Leasing Sale and Leaseback (see below). The remaining ABN Facility was prepaid on January 14 and January 21, 2020 in connection with the sale of the M/T Eco Fleet and M/T Eco Revolution using $29,475 of the proceeds from the sale.

NORD/LB Facility

On May 11, 2016, the Company entered into a credit facility with Norddeutsche Landesbank Girozentrale ("NORD/LB Bank") of Germany for $23,185 ("the NORD/LB facility") for the financing of the vessel M/T Stenaweco Excellence. The credit facility was repayable in 12 consecutive quarterly installments of $511 and 16 consecutive quarterly installments of $473, commencing in August 2016, plus a balloon installment of $9,480 payable together with the last installment in May 2023.

The Company drew down $23,185 under the NORD/LB facility on May 13, 2016 to finance the last shipyard installment of the M/T Stenaweco Excellence.

The facility contained various covenants, including (i) an asset cover ratio of 125% for the first three years and 143% thereafter, (ii) a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $750 per collateralized vessel and $500 per bareboated chartered-in vessel. Additionally, the facility contained restrictions on the shipowning company incurring further indebtedness or guarantees. It also restricted the shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility was secured as follows:

• First priority mortgage over M/T Stenaweco Excellence;
• Assignment of insurance and earnings of the mortgaged vessel;
• Specific assignment of any time charters with duration of more than 12 months;
• Corporate guarantee of Top Ships Inc.;
• Pledge of the shares of the shipowning subsidiary;
• Pledge over the earnings account of the vessel.

On May 16, 2017 NORD/LB by way of a supplemental agreement provided a waiver until December 31, 2017 for the breach of the loan covenant that requires that any member of the family of Mr. Evangelos J. Pistiolis maintained an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 20% of the Company's issued and outstanding common shares. In addition NORD/LB agreed to reduce the abovementioned minimum percentage to 10%. On January 8, 2018 NORD/LB agreed to replace said covenant with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquires a voting interest of more than 50% of the Company's share capital, without NORD/LB's prior written approval.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The NORD/LB facility bore interest at LIBOR plus a margin of 3.43%. On July 15, 2019 the Company sold and leased back the M/T Stenaweco Excellence to Oriental Fleet International Company Limited (see below), a non-affiliated party, and fully prepaid the outstanding amount of the NORD/LB facility that amounted to $17,047.

Alpha Bank Facility

On July 20, 2016, Eco Seven that was later acquired by the Company entered into a credit facility with Alpha Bank SA. of Greece ("Alpha Bank") for $23,350 ("the Alpha facility") for the financing of the vessel M/T Stenaweco Elegance. The credit facility was repayable in 12 consecutive quarterly installments of $400 and 20 consecutive quarterly installments of $303, commencing in May 2017, plus a balloon installment of $12,500 payable together with the last installment in February 2025.

The Company drew down $23,350 under the Alpha facility on February 24, 2017 to finance the last shipyard installment of the M/T Stenaweco Elegance.

On August 1, 2017, Alpha Bank by way of a supplemental agreement removed the loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintains an ownership interest of 40% of the Company's issued and outstanding common shares and replaced it with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquires a voting interest of more than 50% of the Company's share capital, without Alpha Bank's prior written approval.

The facility contained various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75%, (iii) minimum free liquidity of $750 per collateralized vessel, (iv) EBITDA was required to be greater than 120% of fixed charges and (v) market value adjusted net worth was required to be greater than or equal to $20,000. It also restricted the shipowning company from incurring further indebtedness or guarantees and from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility was secured as follows:

• First priority mortgage over M/T Stenaweco Elegance;
• Assignment of insurance and earnings of the mortgaged vessel;
• Specific assignment of any time charters with duration of more than 12 months;
• Corporate guarantee of Top Ships Inc.;
• Pledge of the shares of the shipowning subsidiary;
• Pledge over the earnings account of the vessel.

The Alpha facility bore interest at LIBOR plus a margin of 3.50%. The applicable LIBOR as of December 31, 2019 was about 1.79%. On February 21, 2020 the Company sold the M/T Stenaweco Elegance to a non-affiliated party, and fully prepaid the outstanding principal of the Alpha Bank Facility that amounted to $18,950.

Alpha Bank Top-Up Facility

On April 23, 2019, the Company entered into a credit facility with Alpha Bank for $1,500. This facility was subsequently drawn-down and applied towards capital expenditures under the Company's newbuilding program. The credit facility was repayable in 8 consecutive quarterly installments of $187.5 commencing in July 2019. This facility was secured by way of a third mortgage over M/T Stenaweco Elegance.

The facility principal will be added to the principal balance of the Alpha Bank Facility for all covenant related calculations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The facility was secured as follows:

•	Intercreditor deed;
•	Third preferred ship mortgage over M/T Stenaweco Elegance;
•	Third priority general assignment of the earnings, insurances and any requisition compensation of M/T Stenaweco Elegance;
•	Third priority assignment of any time charterparty of M/T Stenaweco Elegance for a period of more than twelve (12) months;
•	Corporate guarantee of the Company;
•	Second priority pledge over the earnings account of the vessel;

The Alpha Bank Top-Up Facility bore interest at LIBOR plus a margin of 4.25%. The applicable LIBOR as of December 31, 2019 was about 1.77%. On February 21, 2020 the Company sold the M/T Stenaweco Elegance to a non-affiliated party, and fully prepaid the outstanding principal of the Alpha Bank Top-Up Facility that amounted to $938.

AT Bank Senior Facility

On September 5, 2017, the Company entered into a credit facility with Amsterdam Trade Bank N.V. of Holland ("AT Bank") for $23,500 to fund the delivery of M/T Eco Palm Desert (the "AT Bank Senior Facility"), delivered in September 7, 2018. An amount of $8,993 from the AT Bank Senior Facility was applied towards repayment of the AT Bank Predelivery Facility on September 4, 2018. This facility is repayable in 20 consecutive quarterly installments of $325, commencing three months from draw down, and a balloon payment of $17,000 payable together with the last installment.

The facility contained various covenants, including (i) an asset cover ratio of 115% for the first year, 120% for the second year, 125% for the third year and 140% thereafter, (ii) a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $750 per collateralized vessel and $500 per bareboat chartered-in vessel. Additionally, the facility contained restrictions on the shipowning company incurring further indebtedness or guarantees and paying dividends.

The facility was secured as follows:

• First priority mortgage over M/T Eco Palm Desert;
• Assignment of insurance and earnings of the mortgaged vessel;
• Specific assignment of any time charters with duration of more than 12 months;
• Corporate guarantee of Top Ships Inc.;
• Pledge of the shares of the shipowning subsidiary;
• Pledge over the earnings account of the vessel.

The AT Bank Senior Facility bore interest at LIBOR plus a margin of 4% and a commitment fee of 2% per annum was payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. The Company on June 1, 2018 signed a supplemental agreement with AT Bank that resulted in the decrease of the commitment fee from 2% to 1.3%, effective from March 6, 2018. The applicable LIBOR as of December 31, 2019 was 1.90%.

On March 19, 2020 the Company sold the M/T Eco Palm Desert to a non-affiliated party, and fully prepaid the outstanding principal of the AT Bank Facility that amounted to $21,875.

AT Bank Bridge Note
On January 28, 2019, the Company entered into a credit facility with AT Bank for $10,500 for general corporate purposes (the "AT Bank Bridge Facility"). This facility was drawn down in full and the proceeds were used to repay the AT Bank Second Predelivery Facility. The facility was repayable on February 28, 2020. The facility contained restrictions on the Company from providing guarantees other than for financing of new vessels and from paying any dividends or distributing any of its capital or redeeming any of its shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)
Furthermore the facility prohibited the Company to pay any principal, accrued fees, interest or commitment fees relating to the Family Trading Facility. Finally the facility also contained some restrictions in the use of proceeds of future issuances of capital and incurrence of unsecured debt.
The facility was secured as follows:
•	Corporate guarantee of the Company;
•	Second priority perfected mortgage on M/T Eco Palm Desert Vessel;
•	Second rank priority assignment of insurance and earnings of the mortgaged vessel;
•	Second rank priority assignment of any time charters with duration of more than 12 months;
•	Second priority pledge of the shares of the shipowning subsidiary of the mortgaged vessel;
•	Second priority pledge over the earnings account of the vessel.

The facility bore interest at LIBOR plus a margin of 6.00% and a commitment fee of 2.25% per annum was payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. On March 22, 2019 the AT Bank Bridge Facility was converted into a note and on October 14, 2019 its maturity was extended to March 31, 2021 with all other terms remaining the same.

The applicable LIBOR as of December 31, 2019 was 1.90%. On March 19, 2020 the Company sold the M/T Eco Palm Desert to a non-affiliated party, and fully prepaid the outstanding principal of AT Bank Bridge Note that amounted to $10,500.

(B). SHORT-TERM DEBT

Unsecured Notes

On November 13 and on December 14, 2017 the Company entered into two unsecured notes with Crede Capital Group LLC, an unaffiliated third party (the "Crede Notes") as follows:

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

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2018, all of the Crede Notes have been repaid in full, by using proceeds from the First and Second Crede Purchase Agreement (see Note 10).

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

AT Bank Second Predelivery Facility
On June 1, 2018, the Company entered into a credit facility with AT Bank for $10,140 for the pre-delivery financing of M/T Eco California (the "AT Bank Second Predelivery Facility"). This facility was drawn down in five tranches and financed in full the last five pre-delivery instalments of M/T Eco California due for payment between June and December 2018. The facility was repaid on January 28, 2019, upon delivery of the vessel, from the proceeds of the AT Bank Bridge Facility.
The facility contained various covenants, including a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and minimum free liquidity of $750 per collateralized vessel and $500 per bareboated chartered-in vessel. Additionally, the facility contained restrictions on the subsidiary that owns the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends.
The facility was secured as follows:

•	Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco California;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the subsidiary owning the newbuilding contract;

The AT Bank Second Predelivery Facility bore interest at LIBOR plus a margin of 6.3%, reduced to 6% from September 2018 onwards. The facility bore no commitment fee. The Company drew down the full amount of the facility to finance in full the last five pre-delivery instalments of M/T Eco California due for payment between June and December 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Alpha Bank Predelivery Facility
On July 11, 2018, the Company entered into a credit facility with Alpha Bank for $10,140 for the pre-delivery financing of M/T Eco Marina Del Ray. This facility could be drawn down in five tranches to finance in full the last five pre-delivery instalments of M/T Eco Marina Del Ray due between July 2018 and February 2019. The facility was repayable on delivery of the vessel in March 2019.
The facility contained restrictions on the subsidiary that owns the newbuilding contract from incurring further indebtedness or guarantees and from paying any dividends if the latter would result in an event of default.
The facility was secured as follows:
• Assignment to the bank of the newbuilding contract and of the respective refund guarantee of M/T Eco Marina Del Ray;
• Corporate guarantee of Top Ships Inc.;
• Pledge of the shares of the subsidiary owning the newbuilding contract;

The facility bore interest at LIBOR plus a margin of 4.25% and a commitment fee of 1% per annum was payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter. The Company drew down $1,690, $1,690, $3,380 and $3,380 under the facility in July 2018, October 2018, January 2019 and February 2019 respectively, to finance four shipyard installments of M/T Eco Marina Del Ray. The Alpha Bank Predelivery Facility was fully repaid on March 13, 2019 with part of the proceeds from the Cargill Sale and Leaseback (see below).

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

On February 21, 2017, the Company amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") in order to, among other things, remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when the Company raised capital through the issuance of certain securities, remove the revolving feature of the facility, extend the facility for up to three years and give Family Trading the option to get repaid for any amounts outstanding under the facility in cash or in common shares of the company. Additionally, the interest rate of the facility increased to 10% (from 9%) and the commitment fee decreased to 2.5% (from 5%). Subject to certain adjustments pursuant to the terms of the Amended Family Trading Credit Facility, the number of common shares to be issued as repayment of the amounts outstanding under the facility would be calculated by dividing the amount redeemed by 80% of the lowest daily Volume-Weighted Average Price ("VWAP") of the Company's common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date (the "Applicable Price"), provided, however, that at no time could the Applicable Price be lower than $0.60 per common share (the "Floor Price").

Further, in the case where the Company raised capital (whether publicly or privately) and the Applicable Price was higher than the lowest of (henceforth the "Issuance Price"):

a.	the price per share issued upon an equity offering of the Company;
b.	the exercise price of warrants or options for common shares;
c.	the conversion price of any convertible security into common shares; or
d.	the implied exchange price of the common shares pursuant to an asset to equity or liability to equity swap,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

then the Applicable Price would be reduced to the Issuance Price. Finally, in case the Applicable Price was higher than the exercise price of the Company's 2014 Warrants, the Applicable Price would be reduced to the exercise price of such outstanding warrants.

The Company during the year ended December 31, 2017 issued 0.2 common shares as payment for $1,198 of accrued fees and interest under the Amended Family Trading Credit Facility that resulted in additional non-cash debt conversion expenses amounting to $842, included in Interest and finance costs in the accompanying Statement of comprehensive loss.

On September 27, 2018, the Company further amended the Amended Family Trading Credit Facility (the "Amended and Restated Family Trading Credit Facility") in order to, among other things, set the repayment date of the facility to December 31, 2019, increase the maximum borrowing capacity of the facility to $20,000, increase the interest rate to 12%, reduce the commitment fee to 2% and increase the arrangement fee to 5%. On October 30, 2018, the Company entered into an addendum to the Amended and Restated Family Trading Credit Facility in order to, among other things, increase the maximum borrowing capacity of the facility to $25,000. On December 31, 2018 the Company entered into another addendum to the facility in order to, among other things, set the repayment date of the facility to December 31, 2025, increase the maximum borrowing capacity of the facility to $30,000, increase the interest rate to 15% and apply the then applicable arrangement fee rate to the whole principal of the loan.

The Company during year ended December 31, 2018 has drawn $26,152 and repaid $1,408 under the facility. As of December 31, 2018 the facility had an undrawn balance of $4,149.

At each drawdown under the facility, the Company recognized a beneficial conversion feature ("BCF") by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital. Hence in total the Company recognized $15,028 of debt discount, $2,504 of which was amortized in the year ended December 31, 2018 and is included in "Interest and finance costs" in the accompanying Statement of comprehensive loss. Each successive amendment of the facility resulted in an increase in the borrowing capacity of the facility and therefore affected the fair value of the debt conversion feature, substantially. This resulted in the Company recognizing a debt extinguishment on each amendment date in line with ASC 470-50-40-10. Under the current accounting standard ASC 470-50-40-2, the extinguishment of related party debt is considered a capital transaction and accordingly, no gain or loss on extinguishment is recognized in the statement of comprehensive loss but it is recognized as a deemed dividend in equity amounting to $2,258.

On March 29, 2019 the Company entered into a stock purchase agreement with Family Trading whereupon the outstanding principal of the Further Amended Family Trading Credit Facility amounting to $24,744 and all accrued interest and fees under the facility amounting to $2,385 were exchanged for 27,129 Series E Shares (defined below) and the facility was terminated (see Note 17). The Company accounted for the termination of the facility as a debt extinguishment and in performing the extinguishment calculation, the Company followed the provisions of ASC 470-20-40-3 which states that if a convertible debt instrument containing an embedded beneficial conversion feature is extinguished before conversion, a portion of the reacquisition price should be allocated to the repurchase of the beneficial conversion feature, that in this case was $8,518. Under the current accounting standard ASC 470-50-40-2, the extinguishment of related party debt is considered a capital transaction and accordingly, no gain or loss on extinguishment is recognized in the statement of comprehensive loss but it is recognized as a deemed dividend in equity amounting to $9,570.

Related party interest expense for the year ended December 31, 2017, 2018 and 2019 incurred in connection with this credit facility, amounted to $111, $857 and $928 respectively and is included in "Interest and finance costs" in the accompanying consolidated statements of comprehensive loss. Related party commitment fees for the year ended December 31, 2017, 2018 and 2019 incurred in connection with this credit facility, amounted to $366, $179 and $20 respectively and are included in "Interest and finance costs" in the accompanying consolidated statements of comprehensive loss.

(D) FINANCINGS COMMITTED UNDER SALE AND LEASEBACK AGREEMENTS

All the below sale and leaseback agreements ("SLB"s) contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including (i) a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and (ii) minimum free liquidity of $750 per collateralized vessel, $500 per bareboated chartered-in vessel and $1,000 per Suezmax vessel at the guarantors level.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Additionally, all the SLBs contain restrictions on the relative shipowning company incurring further indebtedness or guarantees and paying dividends, if such dividend payment would result in an event of default or termination event under the SLB agreements.

All the below SLBs are secured mainly by the following:

• Ownership of  the vessel financed;
• Assignment of insurance and earnings of the vessel financed;
• Specific assignment of any time charters of the vessel financed with duration of more than 12 months;
• Corporate guarantee of Top Ships Inc.;
• Pledge of the shares of the relative shipowning subsidiary;
• Pledge over the earnings account of the vessel financed.

Cargill Sale and Leaseback

On June 29, 2018 the Company entered into a sale and leaseback agreement ("SLB") and a 5 year time charter with Cargill, a non-affiliated party, for its newbuilding vessel M/T Eco Marina Del Ray (Hull No 8242) delivered in March 2019. Consummation of the SLB took place on the vessel's delivery date. Following the sale, the Company has bareboat chartered back the vessel at a bareboat hire of $8,600 per day and simultaneously the vessel commenced its five year time charter with Cargill. As part of this transaction, the Company has the obligation to buy back the vessel at the end of the five year period for $22,680. The gross proceeds from the sale were $32,387.

The SLB with Cargill is accounted as a financing transaction, as control remains with the Company and the M/T Eco Marina Del Ray will continue to be recorded as an asset on the Company's balance sheet. In addition the Company has an obligation to repurchase the vessel.

Bank of Communications Financial Leasing Company ("BoComm Leasing") Sale and Leaseback

On December 21, 2018 the Company entered into a SLB with BoComm Leasing, a non-affiliated party, for M/T Nord Valiant and M/T Eco California. Consummation of the SLB took place on January 17, 2019 for M/T Nord Valiant and on January 31, 2019 M/T Eco California. Following the sale, the Company has bareboat chartered back M/T Nord Valiant for five years and M/T Eco California for seven years at a bareboat hire of $5,875 per day and $6,550 per day respectively. As part of this transaction, the Company has continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the SLBs were $21,655 for M/T Nord Valiant and $24,140 for M/T Eco California.

The SLB with BoComm Leasing contains a covenant requiring that there is no change of control of the Company, save with the prior written consent of BoComm Leasing.

The SLB with BoComm Leasing is accounted as a financing transaction, as control remains with the Company and M/T Nord Valiant and M/T Eco California will continue to be recorded as an asset on the Company's balance sheet. In addition the Company has continuous options to repurchase the vessels below fair value.

China Merchants Bank Financial Leasing Co. Ltd. ("CMBFL") Sale and Leaseback

On December 3, 2018 the Company entered into an SLB with CMBFL, a non-affiliated party, for M/T Eco Bel Air and M/T Eco Beverly Hills. Consummation of the SLB took place on April 4 and May 9 2019 respectively. Following the sale, the Company has bareboat charter back the vessels for a period of seven years at a bareboat hire of $1,475 per quarter per vessel. As part of this transaction, the Company has continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale were $91,412 for both vessels.

The SLB with CMBLF contains a representation that should be always in effect throughout the sale and leaseback period requiring the corporate guarantor (Top Ships Inc) to remain listed in the NASDAQ exchange and requiring that there is no change in the controlling shareholder of the guarantor. Violation of this ongoing representation would result in a covenant breach.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The SLB with CMBLF is accounted as a financing transaction, as control remains with the Company and M/T Eco Bel Air and M/T Eco Beverly Hills will continue to be recorded as an asset on the Company's balance sheet. In addition the Company has continuous options to repurchase the vessels below fair value.

Oriental Fleet International Company Limited ("OFI") Sale and Leaseback

On July 8, 2019 the Company entered into sale and leaseback agreements with OFI, a non-affiliated party, for M/T Stenaweco Excellence and M/T Stenaweco Energy, M/T Stenaweco Evolution respectively. The sales of the three vessels were concluded on July 15, November 18 and November 20, 2019 respectively. Following the sale, the Company has bareboat chartered back the vessels for a period of ten years at bareboat hire rates comprising of financing principal based on straight-line amortization plus interest based on the three months Libor plus 3.90%.

The amortizations of the OFI facility are as follows:

•	for M/T Stenaweco Excellence: 120 consecutive monthly installments of $160, commencing from draw down, and a balloon payment of $6,400 payable together with the last installment,
•	for M/T Stenaweco Energy: 120 consecutive monthly installments of $131, commencing from draw down, and a balloon payment of $5,700 payable together with the last installment,
•	for M/T Stenaweco Evolution: 120 consecutive monthly installments of $153, commencing from draw down, and a balloon payment of $6,100 payable together with the last installment,

As part of this transaction, the Company has continuous options, after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option is exercised and at the end of the ten year period it has an obligation to buy back the vessels at a cost represented by the balloon payment. The gross proceeds from the sale of the M/T Stenaweco Excellence were $25,600, for M/T Stenaweco Energy $21,375 and for M/T Stenaweco Evolution $24,400.

The SLB with OFI contains a covenant requiring the Company throughout the sale and leaseback period to remain listed in the NASDAQ exchange and requiring that there is no change of control of the Company, save with the prior written consent of OFI.

The sale and leaseback agreements with OFI was accounted as financing transactions, as control will remain with the Company and the vessels will continue to be recorded as assets on the Company's balance sheet. In addition the Company has the obligation to repurchase the vessels.

Avic International Leasing Co., Ltd ("AVIC") Sale and Leaseback

On September 30, 2019 the owning companies of the M/T Eco Los Angeles and M/T Eco City of Angels entered into an SLB with AVIC, a non-affiliated party, for their newbuilding vessels M/T Eco Los Angeles and M/T Eco City of Angels. Consummation of the SLB and drawdown of funds took place on the vessels delivery dates from the shipyard, namely on February 10 and February 17 2020 respectively. Following the sale, the Company has bareboat chartered back the vessels for a period of ten years at a bareboat hire of $9,435 for the first 5 years and $9,090 for the next 5 years per day per vessel, with a balloon installment of $11,288 for each vessel on the final charter hire date. As part of this transaction, the Company has continuous options, after the second year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised and at the end of the ten year period it has an obligation to buy back the vessels at a cost represented by the balloon payment. The gross proceeds from the sale amounted to $60,200 for both vessels.

The SLB with AVIC contains a covenant requiring that there is no change of control of the Company, save with the prior written consent of AVIC.

The SLB with AVIC will be accounted as a financing transaction, as control will remain with the Company and the vessels will continue to be recorded as an asset on the Company's balance sheet. In addition the Company has the obligation to repurchase the vessels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2019 the outstanding amount under the Avic facility was $0.

Scheduled Principal Repayments: The Company's annual principal payments required to be made after December 31, 2019 on its loan obligations, are as follows (including the financings under sale and leaseback agreements but excluding the facilities related to the vessels held for sale and the AVIC facility that was not drawn down as of December 31, 2019):

Years
December 31, 2020	18,112
December 31, 2021	28,735
December 31, 2022	17,390
December 31, 2023	33,523
December 31, 2024	53,608
December 31, 2025 and thereafter	134,919
Total	286,287

As of December 31, 2019, the Company was in compliance with all debt covenants with respect to its loans and credit facilities. The fair value of debt outstanding on December 31, 2019, after excluding unamortized financing fees, amounted to $ 319,091 when valuing the Cargill, BoComm and CMBFL Sale and Leasebacks on the basis of the Commercial Interest Reference Rates ("CIRR"s) as applicable on December 31, 2019, which is considered to be a Level 2 item in accordance with the fair value hierarchy.

Financing Costs: The net additions in deferred financing costs amounted to $3,609 and $6,773 during the years ended December 31, 2018 and 2019 respectively.

9.	Commitments and Contingencies:

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

On August 1, 2017, the Company received a subpoena from the U.S. Securities and Exchange Commission ("SEC") requesting certain documents and information in connection with offerings made by the Company between February 2017 and August 2017. The Company provided the requested information to the SEC in response to that subpoena. On September 26, 2018 and on October 5, 2018 the Company received two additional subpoenas from the SEC requesting certain documents and information in connection with the previous subpoena the Company received on August 1, 2017. The Company provided the requested information to the SEC in response to these subpoenas. The SEC investigation is ongoing and the Company continues to cooperate with the SEC in its investigation. The Company is unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation or what impact, if any, the cost of responding to the SEC's investigation or its ultimate outcome might have on the Company's financial position, results of operations or liquidity. Hence the Company has not established any provision for losses relating to this matter.

On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JFB)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) the Company and two of its executive officers. The complaint is brought on behalf of an alleged class of those who purchased common stock of the Company between January 17, 2017 and August 22, 2017, and alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016 (JFB)(SIL)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. By order dated July 20, 2018, the court consolidated the two actions under docket no. 2:17-cv-04987 and appointed lead plaintiffs for the consolidated action. On September 18, 2018, the plaintiffs filed a consolidated amended complaint. The amended complaint purports to be brought on behalf of shareholders who purchased the common stock of the Company between November 23, 2016 and April 3, 2018, makes allegations similar to those made in the original complaints, seeks similar relief as the original actions, and alleges that some or all the defendants violated sections 9, 10(b), 20(a), and/or 20A of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. All defendants filed motions to dismiss the amended complaint on March 25, 2019. Plaintiffs filed a consolidated opposition to defendants' motions to dismiss on May 24, 2019.  Defendants filed replies in further support of the motions to dismiss on June 28, 2019.  In a Memorandum Decision and Order dated August 3, 2019, the Court granted defendants' motions to dismiss under Rule 12(b)(6) and denied Plaintiffs' request for leave to amend.  On August 7, 2019, the Court entered judgment dismissing the case.  Plaintiffs filed a notice of appeal on August 26, 2019.  Plaintiffs/appellants filed their opening brief on the appeal on October 25, 2019.  Defendants/appellees filed their response briefs on November 26 and November 27, 2019, and plaintiffs/appellants filed their reply brief on December 11, 2019.  The Court of Appeals held oral argument on March 10, 2020 and took the matter under advisement. On April 2, 2020, the Court of Appeals issued a summary order affirming the District Court's decision dismissing Plaintiffs' claims and denying leave to amend. The Court of Appeals is scheduled to issue a mandate making the decision effective on April 23, 2020 if Plaintiffs do not file a motion for reargument. The Company and its management believe that the allegations in the complaints are without merit and plan to vigorously defend themselves against the allegations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

By letter dated January 2, 2019, certain co-defendants in the class action litigation (Kalani Investments Ltd. ("Kalani"), Murchinson Ltd. and Marc Bistricer) requested that the Company indemnify and hold them harmless against all losses, including reasonable costs of defense, arising from the litigation, pursuant to the provisions of the Common Stock Purchase Agreement between the Company and Kalani. The Company acknowledged receipt of this indemnification request by letter dated February 20, 2019, and reserved all of its rights.

Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

Capital Expenditures under the Company's Newbuilding program:

In December 2019 the Company entered into a series of transactions with a number of entities affiliated with Evangelos J. Pistiolis that led to the purchase of a number of newbuilding contracts (please see Note 1 and 5). As a result of these transactions, the Company has remaining contractual commitments for the acquisition of vessels under constructions totaling $64,048, comprising of $ 32,024 and $32,024 pursuant to the newbuilding agreements for M/T Eco Los Angeles and M/T Eco City of Angels respectively (see Note 1). These contractual commitments were paid in the first quarter of 2020 on delivery of the vessels to the Company.

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

10.	Common and Preferred Stock, Additional Paid-In Capital and Dividends:

Reverse stock split: On May 11 2017, June 23 2017, August 3 2017, October 6 2017, March 26 2018 and August 22 2019, the Company effected a 1-for-20, a 1-for-15, a 1-for-30, a 1-for-2, a 1-for-10 and a 1-for-20 reverse stock split of its common stock respectively. There was no change in the number of authorized common shares of the Company. All numbers of share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company's warrants, in these financial statements have been retroactively adjusted to reflect these reverse stock splits.

Series C preferred convertible shares: On February 17, 2017, the Company completed a private placement of 7,500 Series C convertible preferred shares (the "Series C shares") for an aggregate principal amount of $7,500 with Xanthe. Holders of Series C shares had no voting rights. The Company at its option had the right to redeem the outstanding Series C shares at an amount equal to 120% of the Conversion Amount being redeemed. The holders of Series C shares were entitled to receive quarterly dividends at a rate of 8% per annum payable in common shares, except that any dividend not paid in common shares would be payable in cash. During the year ended December 31, 2017 the Company issued 45,232 common shares upon the conversion of 7,500 Series C shares and paid $600 in dividends. Also in consideration for entering into the agreement, the Company issued $113 of its common stock to Xanthe as a commitment fee. As of December 31, 2017 all Series C shares had been converted to common stock.

Series D preferred shares: On May 8, 2017, the Company issued 100,000 shares of Series D preferred shares (the "Series D shares") to Tankers Family Inc., a company controlled by Lax Trust for one thousand dollars ($1,000) pursuant to a stock purchase agreement. The Series D shares are not convertible into common shares and each Series D share has the voting power of 1,000 common shares. The Series D shares have no dividend or distribution rights and shall expire and all outstanding Series D shares shall be redeemed by the Company for par value on the date that any loan with any other financial institution, which contain covenants that require that any member of the family of Mr. Evangelos J. Pistiolis maintain a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of the Company's issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D shares shall not be otherwise redeemable and upon any liquidation, dissolution or winding up of the Company, the Series D shares shall have a liquidation preference of $0.01 per share. The Series D Preferred Shares shall not be otherwise redeemable. Currently the SLBs with Bank of Communications Financial Leasing Company, Oriental Fleet International Company Limited and China Merchants Bank Financial Leasing have similar provisions that are satisfied via the existence of the Series D Shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Common stock purchase agreement: On February 2, 2017, the Company, entered into an agreement, as amended four times during 2017, with Kalani, under which the Company could sell up to $40,341 of its common stock to Kalani over a period of 24 months, subject to certain limitations (the "Common stock purchase agreement"). Proceeds from sales of common stock were used for general corporate purposes. Kalani had no right to require any sales and was obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. In consideration for entering into the agreement, the Company issued $606 of its common stock to Kalani as a commitment fee. No warrants, derivatives, or other share classes were associated with this agreement. As of December 31, 2017, the Company had received proceeds (net of 1% commitment fees), amounting to $39,937 and issued 31,638    common shares. On October 12, 2017 the Common stock purchase agreement was completed.

First Crede Purchase Agreement: On November 7, 2017, the Company, entered into an agreement with Crede, pursuant to which the Company could sell up to $25,000 of shares of its common stock, to Crede over a period of 24 months, subject to certain limitations (the "First Crede Purchase Agreement"). In consideration for entering into the First Crede Purchase Agreement, the Company agreed to issue up to $500 of shares of its common stock, to Crede as a commitment fee. Crede had no right to require any sales and was obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. Proceeds from sales of common stock were used for general corporate purposes. No warrants, derivatives, or other share classes were associated with this agreement. As of December 31, 2017, the Company had received proceeds, amounting to $25,000 and issued 269,148 common shares, out of which 7,500 shares refer to commitment fees. On December 14, 2017 the First Crede Purchase Agreement was completed.

Second Crede Purchase Agreement: On December 11, 2017, the Company, entered into a second agreement with Crede, pursuant to which the Company could sell another $25,000 of shares of its common stock, to Crede over a period of 24 months, subject to certain limitations (the "Second Crede Purchase Agreement"). In consideration for entering into the Second Crede Purchase Agreement, the Company agreed to issue up to $500 of shares of its common stock, to Crede as a commitment fee. Crede has no right to require any sales and was obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. Proceeds from sales of common stock were to be used for general corporate purposes. No warrants, derivatives, or other share classes are associated with this agreement. As of December 31, 2018, the Company had received proceeds, amounting to $14,810 and issued 402,500 shares, out of which 5,795 shares refer to commitment fees. The Company terminated the Second Crede Purchase Agreement on May 23, 2018.

Issuance of common stock and warrants as part of the 2018 Common Stock Offering: On October 26, 2018, the Company priced a public offering of 100,000 shares of common stock, and warrants to purchase 175,000 common shares (the "2018 Warrants"), at $30 per common share and $0.0002 per warrant. The 2018 Warrants had an exercise price of $30 per share, were exercisable immediately, and expired four months from the date of issuance. Each warrant granted the warrant holder the option to purchase one common share of the Company at any time within the abovementioned term (American style option). The proceeds from this offering (net of 6.5% placement agent fees), were $2,805. As of December 31, 2019, all 2018 Warrants, namely 3,500,000, have been exercised for gross proceeds of $3,788 and 175,000 common shares were issued pursuant to these exercises (out of which 97,350 were issued during the year ended December 31, 2019). The Company accounted for the 2018 Warrants as equity in accordance with the accounting guidance for derivatives. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity's own stock and (ii) meets the equity classifications conditions.  The Company concluded these warrants should be equity-classified since they contain no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.
On initial recognition the fair value of the 2018 Warrants was $1,671 and was determined using the Black-Scholes methodology. The fair value is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs. The major unobservable input in connection with the valuation of the Company's 2018 Warrants was the volatility used in the valuation model, which is approximated by using four-month daily historical observations of the Company's share price. The annualized four-month daily historical volatility that has been applied in the warrant valuation was 108%. A 5% increase in the volatility applied would have led to an increase of 3.8% in the fair value of the 2018 Warrants.
Equity distribution agreement: On May 25, 2018, the Company, entered into an equity distribution agreement, or as is commonly known, an at-the-market offering, with Maxim Group LLC ("Maxim"), under which the Company could sell up to $14,250 of its common stock with Maxim acting as a sales agent over a period of 12 months (the "Maxim ATM"). Since Maxim was acting solely as a sales agent, it had no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with this agreement. On July 24, 2018 the Company terminated the Maxim ATM and as of that date the Company had received proceeds (net of 2% fees), amounting to $2,781 and issued 124,543 common shares.

2014 Warrants: On July 31, 2019 the 2014 Warrants expired. From January 1, 2019 up to July 31, 2019 1,268,000 2014 Warrants, were exercised for gross proceeds of $3,161 and 337,035 common shares were issued pursuant to these exercises.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Issuance of common stock and warrants as part of the September 2019 Common Stock Offering: On September 13, 2019, the Company closed an underwritten public offering of an aggregate of 1,580,000 common shares (or pre-funded warrants to purchase common shares in lieu thereof, the Pre-Funded Warrants), warrants, or the Traditional Warrants, to purchase up to 1,790,000 of the Company's common shares and an overallotment option of up to 237,000 common shares, or the September 2019 Transaction. This resulted in gross proceeds of $10,480 before deducting underwriting discounts, commissions and other offering expenses. The gross proceeds include the partial exercise of 85,000 common shares of the underwriter's over-allotment option granted in connection with the offering. From September 13 to December 31, 2019, 1,245,090 common shares were issued pursuant to the cashless exercise of 1,778,700 Traditional Warrants. The Traditional Warrants expired on December 31, 2019.
The Traditional Warrants entitled their holders to purchase either 1 common share upon a cash exercise or 0.7 common shares upon a cashless exercise. Each Traditional Warrants had an exercise price of $8.19 per share and was exercisable from the date of issuance up to December 31, 2019. The Traditional Warrants could have been exercised on a cashless basis beginning on the earlier of (i) 30 days from the closing date and (ii) the trading day on which the aggregate trading volume of the Company's common shares since the date of filing of the registration statement registering the common shares underlining the Traditional Warrants was equal to more than 4.74 million common shares (the "Cashless Date") if the VWAP of the common shares on any trading day on or after the Cashless Date failed to exceed the exercise price. The number of common shares issuable in such cashless exercise was 0.7 of a common share that would be issuable upon exercise of a Traditional Warrant in accordance with its terms if such exercise were by means of a cash exercise.
The Company accounted for the Traditional Warrants as equity in accordance with the accounting guidance for derivatives. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity's own stock and (ii) meet the equity classifications conditions.  The Company concluded these warrants should be equity-classified since they contain no provisions which would require the Company to account for the warrants as a derivative liability and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.
On initial recognition the fair value of the Traditional Warrants was $1,139 and was determined using the Black-Scholes methodology. The fair value is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs. The major unobservable input in connection with the valuation of the Company's Traditional Warrants was the volatility used in the valuation model, which is approximated by using three-month daily historical observations of the Company's share price. The annualized three-month daily historical volatility that has been applied in the warrant valuation was 181%. A 5% increase in the volatility applied would have led to an increase of 10% in the fair value of the Traditional Warrants.
Issuance of common stock and warrants as part of the November 2019 Registered Direct Offering: On November 6, 2019, the Company entered into a placement agent agreement with Maxim Group LLC relating to the sale of the Company's securities, or the Placement Agent Agreement. Pursuant to the Placement Agent Agreement, we entered into the Securities Purchase Agreement, with certain institutional investors in connection with a registered direct offering of an aggregate of 4,200,000 of the Company's common shares at a public offering price of $2.00 per share, registered on the Company's Registration Statement on Form F-3 (333-215577), or the Registered Offering. Concurrently with the Registered Offering and pursuant to the Purchase Agreement, we also commenced a private placement whereby we issued and sold Class A Warrants (or the "Class A Warrants") to purchase up to 4,200,000 of the Company's common shares and Class B Warrants (or the "Class B Warrants") to purchase up to 4,200,000 of the Company's common shares. The November 2019 Registered Direct Offering resulted in gross proceeds of $8,400 before deducting underwriting discounts, commissions and other offering expenses. The Class A Warrants and Class B Warrants were registered via a registration statement in form F1 that became effective on January 21, 2020.
As of December 31, 2019 the Company had 4,200,000 Class A Warrants and 4,200,000 Class B Warrants outstanding. During the year ended December 31, 2019 no Class A Warrants or Class B Warrants were exercised.
The Class A Warrants entitle their holders to purchase either 1 common share upon a cash exercise or 0.4 common shares upon a cashless exercise. Each Class A Warrant has an exercise price of $2.00 per share and is exercisable from the date of issuance up to July 7, 2020. The Class A Warrants may be exercised on a cashless basis beginning on the earlier of (i) 30 days from the closing date and (ii) the trading day on which the aggregate trading volume of the Company's common shares November 6, 2019 is equal to more than three times the number of common shares offered pursuant to the Purchase Agreement (the "Cashless Date") if the VWAP of the common shares on any Trading Day on or after the Cashless Date fails to exceed $3.20 on such date (as may be subject to adjustment). The number of common shares issuable in such cashless exercise is 0.4 of a common share that would be issuable upon exercise of a Class A Warrant in accordance with its terms if such exercise were by means of a cash exercise.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Company accounted for the Class A Warrants as equity in accordance with the accounting guidance for derivatives. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity's own stock and (ii) meets the equity classifications conditions.  The Company concluded these warrants should be equity-classified since they contain no provisions which would require the Company to account for the warrants as a derivative liability and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.
On initial recognition the fair value of the Class A Warrants was $1,343 and was determined using the Black-Scholes methodology. The fair value is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs. The major unobservable input in connection with the valuation of the Company's Traditional Warrants was the volatility used in the valuation model, which is approximated by using eight-month daily historical observations of the Company's share price. The annualized eight -month daily historical volatility that has been applied in the warrant valuation was 127%. A 5% increase in the volatility applied would have led to an increase of 7.35% in the fair value of the Class A Warrants.
The Class B Warrants entitle their holders to purchase either 1 common share upon a cash exercise. Each Class B Warrant has an exercise price of $2.00 per share and is exercisable from the date of issuance up to May 7, 2021.
The Class B Warrants have a number of round down protection measures embedded in the warrant agreement. These measures provide for a downward adjustment of the exercise price of each warrant in the following cases:

•
Issuance of common shares: if the Company issues, sells or is deemed to have issued or sold any common shares for a consideration per share less than the exercise price of the Class B Warrants then the latter shall be reduced to match the reduced consideration per share.

•
Issuance of options or convertible securities: if the Company issues or sells any options at a strike price that is lower than the exercise price of the Class B Warrants then the latter will be reduced to match the strike price of the options. If the Company issues convertible securities that end up converting at a price per share that is lower than the exercise price of the Class B Warrants then the latter will be reduced to match that conversion price per share.

•
Change in option price or rate of conversion: if the purchase or exercise price provided for in any of the Company's options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any of the Company's convertible securities, or the rate at which any convertible securities of the Company are convertible into or exercisable or exchangeable for common shares increases or decreases at any time, then the Class B Warrants' exercise price will be adjusted to such price, provided that it is lower than the existing at the time Class B Warrants' exercise price.

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

The above list is not exhaustive and for a more comprehensive and complete list of round down protection measures one should read the Class B Warrant agreement.

In connection with the abovementioned round down protection, the change in the conversion price of the Series E shares constituted a "Change in Option Price or Rate of Conversion" (as defined in the Class B Warrant agreement) and that, pursuant to Section 3(f)(iii) of the Class B Warrant agreement, entitles each holder to in any exercise of Class B Warrants, designate the Exercise Price (as defined in the Class B Warrant agreement) as the conversion price at which the Series E Shares are convertible, namely the lesser of: (i) $20.00, (ii) 80% of the lowest daily VWAP of the Company's common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company's then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company's common shares in any transaction from the date of the issuance the Series E Shares onwards, but in no event will the Exercise Price be less than $1.00 (Floor Price). During the year ended December 31, 2019 no Class B Warrants were exercised.

As of December 31, 2019 the Class B Warrants exercise price was $1.00 (floor price).

Accounting Treatment of the Class B Warrants

As of the issuance date the fair value of the 4,200,000 Class B Warrants amounted to $0.3052 per warrant, using the Cox, Ross and Rubinstein Binomial methodology.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The fair value is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs. The major unobservable input in connection with the valuation of the Company's Class B Warrants was the volatility used in the valuation model. The annualized eighteen-month daily historical volatility that has been applied in the warrant valuation at inception was 134%. A 5% increase in the volatility applied would have led to an increase of 14% in the fair value of the Class B Warrants.

The warrants issued in connection with the Company's follow-on offering provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. However the warrants provide for a series of round down protection features that in accordance with ASU No. 2017-11 led to their classification as a liability since the settlement amount of the warrants may not equal the difference between the fair value of a fixed number of the Company shares and a fixed strike price. As a result, the fair value of the warrants is classified as a derivative liability and subsequent changes in fair value are recognized in the consolidated statements of comprehensive loss (see Note 15).

Dividends: No dividends were paid to common stock holders in the years ended December 31, 2017, 2018 and 2019. An amount of $600 in common shares was paid to holders of Series C shares during year ended December 31, 2017.

11.	Loss Per Common Share:

All shares issued are included in the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted earnings per share for the years ended December 2017, 2018 and 2019 are as follows:

	Year Ended December 31,
	2017	2018	2019
Income:
Net loss attributable to common shareholders	(13,404)	(11,134)	(30,985)

Earnings per share:
Weighted average common shares outstanding, basic and diluted	53,169	909,072	2,927,608
Loss per share, basic and diluted	(251)	(12.20)	(10.58)

For the years ended December 31, 2017, 2018 and 2019 no dilutive shares were included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.

12.	Voyage and Vessel Operating Expenses and Drydock expenses:

The amounts in the accompanying consolidated statements of comprehensive loss are as follows:

Voyage Expenses	Year Ended December 31,
	2017	2018	2019
Port charges / other voyage expenses	10	1	678
Bunkers	15	18	830
Commissions (including $487, $511 and $829 respectively, to related party)	974	1,001	1,530
Total	999	1,020	3,038

Vessel Operating Expenses	Year Ended December 31,
	2017	2018	2019
Crew wages and related costs	9,228	10,185	15,771
Insurance	777	761	1,180
Repairs and maintenance (including $136, $187 and $247 respectively, to related party)	973	1,120	1,528
Spares and consumable stores	2,374	2,645	4,148
Registration and tonnage taxes (Note 16)	92	115	159
Total	13,444	14,826	22,786

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

13.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive loss are analyzed as follows:

Interest and Finance Costs	Year Ended December 31,
	2017	2018	2019
Interest on debt (including $138, $874 and $928, respectively, to related party)	5,724	7,373	16,586
Bank charges and loan commitment fees (including $366, $179 and $20, respectively, to related party)	440	262	282
Amortization and write-off of financing fees	1,640	1,305	1,812
Amortization of debt discount	7,500	2,504	324
Non-cash debt conversion expenses	842	-	-
Total	16,146	11,444	19,004
Less interest capitalized	(353)	(1,782)	(927)
Total	15,793	9,662	18,077

14.	Income Taxes:

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

15.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of short and long term loans, accounts payable due to suppliers, amounts due from/to related parties, accrued liabilities, interest rate swaps and warrants granted to third parties.

a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates relating to debt outstanding under the bank loans on which it pays interest based on LIBOR plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to the floating rate indebtedness, the Company has entered into interest rate swap agreements with ABN Amro Bank and Alpha Bank and might enter into more interest rate swap agreements in the future.

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

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of its liquid assets.

The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty the Company and, hence, they are considered Level 2 items in accordance with the fair value hierarchy. The Company pays a fixed rate and receives a floating rate for these interest rate swaps. The fair values of these derivatives were derived principally from, or corroborated by, observable market data inputs included quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allowed values to be determined.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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

Interest rate swap agreements
The Company has entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate credit facilities. These interest rate swaps  are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The Company has entered into the following agreements with ABN Amro Bank and Alpha Bank relating to interest rate swaps, the details of which were as follows:
				Notional Amount
Agreement date	Counterparty	Effective (start) date:	Original Termination Date:	As of December 31, 2018	As of December 31, 2019	Fixed rate
June 3, 2016	ABN Amro Bank	April 13, 2018	Ju1y 13, 2021	$15,663	$14,113	1.4425%
December 19, 2016	ABN Amro Bank	December 21, 2016	January 13, 2022	$16,575	$14,888	2.0800%
December 19, 2016	ABN Amro Bank	December 21, 2016	August 10, 2022	$15,050	-	2.1250%
March 29, 2018	Alpha Bank	March 29, 2018	February 25, 2025	20,700	$19,100	2.9700%
March 29, 2017	NORD/LB BANK	May 17, 2017	May 17, 2023	$18,071	-	2.1900%

On January 17, 2019, as part of the prepayment of ABN Facility Tranche C, the Company unwound the interest rate swap with ABN Amro bank dated December 19, 2016 and realized a gain of $213. Furthermore on July 15, 2019, as part of the prepayment of the NORD/LB facility, the Company unwound the interest rate swap with NORD/LB bank dated May 17, 2017 and realized a loss of $205.
2014 Warrant liability
The Company's 2014 Warrant derivatives outstanding as of December 31, 2018, are recorded at their fair values. As of December 31, 2018 the Company's 2014 Warrant derivatives consisted of 424,923 warrant shares outstanding, issued in connection with the Company's follow-on offering that closed on June 11, 2014, as depicted in the following table:
2014 Warrants Outstanding December 31, 2018	2014 Warrant Shares Outstanding December 31, 2018	Term	Warrant Exercise Price*	Fair Value – Liability December 31, 2018
1,976,389	424,923	5 years	$11.60	1,915
* Applying the Variable Exercise Price
On July 31, 2019 the 2014 Warrants expired.
Class B Warrant liability
The Company's Class B Warrant derivatives outstanding as of December 31, 2019, are recorded at their fair values. As of December 31, 2019 the Company's Class B Warrant derivatives consisted of 4,200,000 warrant shares outstanding, issued in connection with the Company's November 2019 Registered Direct Offering that closed on November 7, 2019, as depicted in the following table:
Class B Warrants Outstanding December 31, 2019	Class B Warrant Shares Outstanding December 31, 2019	Term	Warrant Exercise Price*	Fair Value – Liability December 31, 2019
4,200,000	4,200,000	18 months	$1.00	609
* Applying the Floor Price

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Recurring fair value measurements
The following table presents the fair value of those financial assets and liabilities measured at fair value on a recurring basis and their locations on the accompanying consolidated balance sheets, analyzed by fair value measurement hierarchy level:
		Fair Value Measurement at Reporting Date
As of December 31, 2018	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Non-current asset (Interest Rate Swaps)	1,153	-	1,153	-
Non-current liability (Interest Rate Swaps)	359	-	359
Current liability (2014 Warrants) C	1,915	-	-	1,915
As of December 31, 2019
Current asset (Interest Rate Swaps)	82	-	82	-
Current liability (Interest Rate Swaps)	113	-	113
Non-current liability (Interest Rate Swaps)	985	-	985
Non-current liability (Class B Warrants)	609			609

The interest rate swaps relating to the ABN Facility (with effective dates April 13, 2018 and December 21, 2016) have been classified in current assets and current liabilities respectively, due to the fact that the mortgaged vessels of the ABN Facility have been classified as held for sale and the facility itself has been classified in current liabilities.

Non-recurring fair value measurements
		Fair Value Measurement at Reporting Date
	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
As of December 31, 2019
Assets held for sale	43,271	-	43,271	-
Investments in unconsolidated joint ventures	19,306	-	19,306	-

In accordance with the provisions of relevant guidance, Assets held for sale with a carrying amount of $55,581 were written down to their fair value of $43,271, resulting in an impairment charge of $12,310, which is included in the accompanying consolidated statements of comprehensive loss.

Additionally Investments in unconsolidated joint ventures with a carrying amount of $22,450 were written down to their fair value of $19,306, resulting in an impairment charge of $3,144, which is included in the accompanying consolidated statements of comprehensive loss (see Note 18).

The fair value of the impaired vessels and investments in unconsolidated joint ventures was determined based on a market approach, which was determined using the purchase consideration in the sale agreements with the respective buyers for both the Company's vessels in question and the vessels of the joint venture companies. As a result, the Company has classified these long-lived assets held for sale as Level 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The following table sets forth a summary of changes in fair value of the Company's level 3 fair value measurements for the years ended December 31, 2018 and 2019:
Closing balance – December 31, 2017	3,332
Change in fair value of 2014 Warrants, included in (Loss)/gain on derivative financial instruments in the consolidated statements of comprehensive loss	(1,417)
Closing balance – December 31, 2018	1,915
Change in fair value of 2014 Warrants, included in (Loss)/gain on derivative financial instruments in the consolidated statements of comprehensive loss	(1,915)
Initial measurement of Class B Warrants at inception	997
Change in fair value of Class B Warrants, included in (Loss)/gain on derivative financial instruments in the consolidated statements of comprehensive loss	(388)
Closing balance – December 31, 2019	609

Derivative Financial Instruments not designated as hedging instruments – 2014 Warrants:
The major unobservable input in connection with the valuation of the Company's 2014 Warrants was the volatility used in the valuation model, which was approximated by using a six-month daily historical observations of the Company's share price. The annualized six-month daily historical volatility that had been applied in the warrant valuation as of December 31, 2018 was 110%. A 5% increase in the volatility applied would have led to an increase of 2.6% in the fair value of the 2014 Warrants. The fair value of the Company's 2014 Warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs.
Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2018	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Input Value December 31, 2018
2014 Warrants	1,915	Non-Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	110%

Derivative Financial Instruments not designated as hedging instruments – Class B Warrants:
The major unobservable input in connection with the valuation of the Company's Class B Warrants is the volatility used in the valuation model, which is approximated by using an eighteen-month daily historical observations of the Company's share price. The annualized eighteen-month daily historical volatility that has been applied in the warrant valuation as of December 31, 2019 was 132%. A 5% increase in the volatility applied would lead to an increase of 15.2% in the fair value of the Class B Warrants. The fair value of the Company's Class B Warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs.
Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2019	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Input Value December 31, 2019
Class B Warrants	609	Non-Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	132%

Location and amounts of derivative financial instruments fair values:
Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive loss are presented below:

	Amount of gain/(loss) recognized in Statement of comprehensive (loss)/gain located in Loss on derivate financial instruments
	2017	2018	2019
Interest rate swaps- change in fair value	431	404	(841)
Interest rate swaps– realized gain/(loss)	(476)	-	139
2014 Warrants- change in fair value	(256)	1,417	1,915
Class B Warrants- change in fair value	-	-	388
Total	(301)	1,821	1,601

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Derivative Financial Instruments designated as hedging instruments:
The components of accumulated other comprehensive loss included in the accompanying consolidated balance sheets consist of unrealized losses on cash flow hedges and are analyzed as follows:

Unrealized (Loss) on cash flow hedges
Balance, December 31, 2018	-
Effective portion of changes in fair value of interest swap contracts	(1,361)
Balance, December 31, 2019	(1,361)

16.	Other operating income

During the year ended December 31, 2017 the Company wrote-off $914 of accrued liabilities of vessels sold in 2009, mainly relating to unearned revenue.

17.	Mezzanine Equity

On March 29, 2019, the Company entered into a Stock Purchase Agreement with Family Trading for the sale of 27,129 newly issued perpetual convertible preferred shares (the "Series E Shares") at a price of one thousand dollars ($1,000) per share. The proceeds of the sale were used for the full and final settlement of all amounts due under the Further Amended Family Trading Credit Facility (see Note 8). The issuance of the Series E Shares was approved by a committee of the Company's board of directors, of which all of the directors were independent.

Each holder of Series E Shares, at any time, has the right, subject to certain conditions, to convert all or any portion of the Series E Shares then held by such holder into the Company's common shares at the conversion rate then in effect. Each Series E Share is convertible into the number of the Company's common shares equal to the quotient of one thousand dollars ($1,000) plus any accrued and unpaid dividends divided by the lesser of the following four prices (the "Series E Conversion Price"): (i) $20.00, (ii) 80% of the lowest daily VWAP of the Company's common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company's then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company's common shares in any transaction from the date of the issuance the Series E Shares onwards, but in no event will the Series E Conversion Price be less than $0.60. The holders of each Series E Share are entitled to the voting power of one thousand (1,000) common shares of the Company. Upon any liquidation, dissolution or winding up of the Company, the holders of Series E Shares shall be entitled to receive the net assets of the Company pari passu with the common shareholders. Furthermore the Company at its option shall have the right to redeem a portion or all of the outstanding Series E Shares. The Company shall pay an amount equal to one thousand dollars ($1,000) per each Series E Share (the "Liquidation Amount"), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Series E Shares (collectively referred to as the "Redemption Amount").

The Series E Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance. Finally the holders of outstanding Series E Shares shall be entitled to receive, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a "Semi Annual Dividend Payment Date"), commencing on the first Semi Annual Dividend Payment Date, being June 30, 2019 in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Shares computed on the basis of a 365-day year and the actual days elapsed. Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends will not be payable in cash, if such payment violates any provision of any senior secured facility that the Company has entered or (as the case may be) will enter into, or any senior secured facility for which the Company has provided or (as the case may be) will provide a guarantee, for as long as such provisions, if any, remain in effect. Pursuant to the latter provision, on June 30, 2019, the Company issued 1,029 Series E Shares for the payment of dividends accumulated since the original issuance of the Series E Shares through June 30, 2019 and on December 31, 2019, the Company declared a dividend of $1,621 for the period July 1, 2019 through December 31, 2019, which as of December 31, 2019 remained unpaid and is included in Due to related parties in the accompanying consolidated Balance sheets. During the year ended December 31, 2019 from July 25 to December 2, 2019 the company redeemed 12,434 Series E Shares and paid a total of $14,302 to Family Trading, $1,868 of which refers to the 15% redemption premium embedded in each redemption that the Company classified as deemed dividend. As of December 31, 2019, upon conversion at the Series E Conversion Price ($0.60) of 15,724 Series E Shares outstanding, Family Trading would receive 26,206,667 common shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Company determined that the Series E shares were more akin to equity than debt and that the above identified conversion feature, subject to adjustments, was clearly and closely related to the host instrument, and accordingly bifurcation and classification of the conversion feature as a derivative liability was not required. Given the Series D and Series E preferred stock's holders (Lax Trust) control a majority of the votes, the preferred equity is in essence redeemable at the option of the holder and hence has been classified in Mezzanine equity as per ASC 480-10-S99 "Distinguishing liabilities from Equity – SEC Materials". The Company has adjusted the carrying value of the Convertible Series E shares to the maximum redemption amount, resulting in an increase of $4,227, which has been accounted as deemed dividend.

Pursuant to the issuance of the convertible preferred stock, the Company recognized the beneficial conversion feature by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital, resulting in a discount of $9,339 on the Series E convertible preferred stock. The Company has amortized the beneficial conversion in full in the period ended December 31, 2019 as the beneficial conversion was immediately exercisable and has been recognized as a deemed dividend and  recorded against additional paid-in-capital, as there is deficit in retained earnings.

18.	Investments in unconsolidated joint ventures

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

On June 30, 2017 the Lax Trust sold its 50% remaining interest in City of Athens and in Eco Nine to Gunvor S.A. ("Gunvor"), a non-affiliated company, and on July 7, 2017 the Company entered into a joint venture agreement with Gunvor. Furthermore, upon the delivery of both vessels, each of the two vessels entered into time charter employments with Clearlake Shipping Pte Ltd, a subsidiary of Gunvor, for three years firm plus two additional optional years. The Company's exposure is limited to its share of the net assets of City of Athens and Eco Nine proportionate to its 50% equity interest in these companies. The Company shares the profits and losses, cash flows and other matters relating to its investments in City of Athens and in Eco Nine in accordance with its ownership percentage. The vessels are managed by CSI, pursuant to management agreements. The Company accounts for investments in joint ventures using the equity method since it has joint control over the investment. The Company was obligated to contribute funds for yard installments in relation to the construction of the vessels of the joint venture companies, as needed and proportionate to its 50% equity interest in these companies.

On March 12, 2018 City of Athens and in Eco Nine entered into a loan agreement with ABN Amro Bank for a senior debt facility of $35,900 to fund, the delivery of M/T Eco Holmby Hills and M/T Eco Palm Springs ($17,948 and $17,952 respectively). The loan was payable in 20 consecutive quarterly installments of $299 per vessel, commencing three months from draw down, and a balloon payment of $11,965 and $11,968 M/T Eco Holmby Hills and M/T Eco Palm Springs respectively, payable together with the last installment. The credit facility bears interest at LIBOR plus a margin of 2.90%. The facility carries customary covenants and restrictions, including the covenant that prohibits City of Athens and Eco Nine to declare any dividends until the second anniversary of the loan agreement.

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

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

During the year ended December 31, 2017 the Company advanced $5,233 to City of Athens and $3,738 to Eco Nine to cover upcoming newbuilding installments and $324 to City of Athens and $135 to Eco Nine respectively to cover predelivery expenses. During the year ended December 31, 2018 the Company advanced $2,243 to Eco Nine Inc to cover upcoming newbuilding installments and another $695 to City of Athens Inc and $744 to Eco Nine Inc respectively to cover predelivery expenses, financing related expenses and to establish debt service reserves. During the year ended December 31, 2019 the Company recorded its proportionate share of City of Athens and Eco Nine's other comprehensive losses of $391 as a decrease to the Company's Investments in unconsolidated joint ventures, with a corresponding increase in other comprehensive loss, in accordance with ASC 323-10-35-18.

A condensed summary of the financial information for equity accounted investments 50% owned by the Company shown on a 100% basis are as follows:

	December 31, 2018		December 31, 2019
	City of Athens	Eco Nine	City of Athens	Eco Nine
Current assets	898	684	2,097	1,888
Non-current assets	30,853	30,975	29,730	29,852
Current liabilities	1,530	1,762	1,780	2,013
Long-term liabilities	15,627	15,900	14,996	15,414
Net operating revenues	4,182	3,229	5,320	5,332
Net profit	396	185	849	706
Net profit attributable to the Company	198	93	425	353

In December 2019, the Company wrote down its Investment in unconsolidated joint ventures to their fair value less costs to sell, resulting in an impairment charge of $3,144, pursuant to the Joint Ventures' plan to sell the vessels. Their fair value was based on a market approach, which was determined using the purchase consideration under in the sale agreements with buyers for the vessels of the joint venture companies. The M/T Holmby Hills was sold on March 26, 2020 and the Company expects the sale of the M/T Palm Springs to be concluded by the end of April 2020.

19.	Revenues

Revenues are comprised of the following:

	2017	2018	2019
Time charter revenues	39,363	39,442	61,695
Time charter revenues from related parties	-	1,606	1,311
Voyage charter revenue	-	-	3,082
Total	39,363	41,048	66,088

The Company typically enters into time charters for periods ranging between three to five years and include a charterer's option to renew for a further two one-year periods at predetermined daily rates. In addition, the time charter agreements may contain variable consideration in terms of profit share. The profit share is paid on a quarterly basis and consists of 50% of the difference (if that is positive) between the average Timecharter equivalent rates for MR2 Product Tankers of a number of publicly listed shipping companies to the agreed base fixed rate of the respective time charter. Due to the volatility of the charter rates, the Company only accounts for the options when the Charterer gives notice that the option will be exercised. In a time charter contract, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. The charterer has the full discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful or non-hazardous cargo. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The charterer generally pays the charter hire in advance of the upcoming contract period.

Included in Voyage charter revenue for the year ended December 31, 2019 is demurrage earned by the Company of $687. As of December 31, 2019, all of the Company's vessels are employed under time charters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2019
AND FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

20.	Subsequent Events

On January 14 and January 21, 2020 the Company sold the M/T Eco Revolution and M/T Eco Fleet respectively to unaffiliated third parties for gross proceeds of $23,000 and $21,000 respectively. Part of the aggregate proceeds were used to prepay in full the outstanding amount of the ABN Facility.

From January 16, 2020 to April 10, 2020, we redeemed 21,364 of Series E Shares for $24,568.

On February 10 and February 17, 2020 M/T Eco Los Angeles and M/T Eco City of Angels were delivered from Hyundai Mipo Dockyard Co., Ltd. in South Korea respectively.

Between January 22 and February 21, 2020, all the Class A Warrants (4,200,000 warrants) were exercised on a cashless basis into 1,680,000 of the Company's common shares.

On February 12, 2020, the Company entered into an equity distribution agreement, or the ATM, with Maxim Group LLC, as sales agent, under which the Company is permitted to offer and sell, from time to time through Maxim, up to $5,000 of its common shares. Pursuant to the ATM from February 13 to March 4, 2020 the Company sold 14,637,118 of its common shares, for gross proceeds of $5,000. On March 4, 2020 the ATM was completed.

On February 17, 2020, the Company issued 16,004 Series E Preferred Shares to Family Trading, as settlement of the consideration outstanding for the purchase of the construction new building contracts for the M/T Eco City of Angels and M/T Eco Los Angeles and for Series E Shares dividends payable to Family Trading Inc.

On February 21, 2020, the Company sold the M/T Stenaweco Elegance to unaffiliated third parties for gross proceeds of $33,500, part of which were used to prepay in full the outstanding amount of the Alpha Bank Facility and the Alpha Bank Top-Up Facility. The sale resulted in a gain of approximately $2,000.

On March 19, 2020, the Company sold the M/T Eco Palm Desert to unaffiliated third parties for gross proceeds of $34,800, part of which were used to prepay in full the AT Bank Facility and the AT Bank Bridge Note. The sale resulted in a gain of approximately $3,200.

On March 26, 2020, the M/T Holmby Hills which is 50% owned by the Company was sold to an unaffiliated third party. The Company estimates the sale will result in cash dividends and return of capital amounting to approximately $10,066.

On March 11, 2020, the Company entered into a new equity distribution agreement, or the second ATM, with Maxim Group LLC, as sales agent, under which the Company is permitted to offer and sell, from time to time through Maxim, up to $5,000 of its common shares. Pursuant to the ATM from March 12 to March 27, 2020 the Company sold 52,692,690 of its common shares, for gross proceeds of $5,000.

Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the "2019-nCoV") outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which 2019-nCoV will impact the Company's results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

On April 1, 2020 the Company closed a registered direct offering of 40,000,000 of its common shares at a public offering price of $0.20 per share. The aggregate gross proceeds of the Registered Offering was $8,000.