Form 20-F
period 2020-12-31
TOP SHIPS INC.
filed 2021-04-23
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number 001-37889

TOP SHIPS INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

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

As of December 31, 2020, 39,831,972 shares of common stock, par value $0.01 per share, were outstanding.

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	☐	No	☒

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

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	☒	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP
☐	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐	Item 17	☐	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	☐	No	☒

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

TOP Ships Inc. desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this annual report, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “possible,” “likely,” “may,” “should,” and similar expressions identify forward-looking statements.

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

●

our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

●	our future operating and financial results;

●	our future vessel acquisitions, our business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;

●	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

●	oil and chemical tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;

●	our ability to take delivery of, integrate into our fleet, and employ any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

●	the aging of our vessels and resultant increases in operation and dry-docking costs;

●	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;

●	significant changes in vessel performance, including increased vessel breakdowns;

●	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

●	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

●	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

●	our ability to comply with additional costs and risks related to our environmental, social and governance policies;

●	potential liability from litigation and our vessel operations, including discharge of pollutants;

●	changes in general economic and business conditions;

●	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy or acts by terrorists;

●	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;

●	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;

●	potential liability from future litigation and potential costs due to any environmental damage and vessel collisions;

●

the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus (“COVID-19”) and its impact on the demand for commercial seaborne transportation and the condition of the financial markets; and

●	and other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

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

PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.         KEY INFORMATION

Unless the context otherwise requires, as used in this annual report, the terms “Company,” “we,” “us,” and “our” refer to TOP Ships Inc. and all of its subsidiaries, and “TOP Ships Inc.” refers only to TOP Ships Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  References to our “Fleet Manager” or “CSI” are to Central Shipping Inc, a related party of ours, which performs the day-to-day management of our fleet. Throughout this annual report, the conversion from Euros, or €, to U.S. dollars, or $, is based on the U.S. dollar/Euro exchange rate of 0.8141 as of December 31, 2020, unless otherwise specified.

A.         Selected Financial Data

The following table sets forth our selected Statement of Comprehensive (Loss)/Income and Balance Sheet Data (“historical consolidated financial information”) and other operating data as of and for the periods indicated. Our selected historical consolidated financial information as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 is derived from our audited consolidated financial statements included in “Item 18. Financial Statements” herein. The selected historical consolidated financial information as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016 and 2017 is derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

The information provided below should be read in conjunction with “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included herein.

Following the one-for-ten reverse stock split of our issued and outstanding common shares effective on February 22, 2016, a one-for-twenty reverse stock split of our issued and outstanding common shares effective on May 11, 2017, a one-for-fifteen reverse stock split of our issued and outstanding common shares effective on June 23, 2017, a one-for-thirty reverse stock split of our issued and outstanding common shares effective on August 3, 2017, a one-for-two reverse stock split of our issued and outstanding common shares effective on October 6, 2017, a one-for-ten reverse stock split of our issued and outstanding common shares effective on March 26, 2018, a one-for-twenty reverse stock split of our issued and outstanding common shares effective on August 22, 2019 and a one-for twenty-five reverse stock split of our issued and outstanding common shares effective on August 10, 2020, all share and per share amounts disclosed throughout this annual report, in the table below and in our consolidated financial statements have been retroactively updated to reflect this change in capital structure, unless otherwise indicated. Please see “Item 4. Information on the Company—History and Development of the Company”.

U.S. Dollars in thousands, except per share data
STATEMENT OF COMPREHENSIVE INCOME/(LOSS)	2016	2017	2018	2019	2020
Time charter revenues	28,433	39,363	39,442	61,695	60,222
Time charter revenues from related parties	-	-	1,606	1,311	-
Voyage charter revenue	-	-	-	3,082	-
Total charter revenue	28,433	39,363	41,048	66,088	60,222

Voyage expenses	736	999	1,020	3,038	1,994
Operating lease expense[1]	-	-	-	7,054	755
Bareboat charter hire expense[1]	6,299	6,282	6,282	-	-
Amortization of prepaid bareboat charter hire[1]	1,577	1,657	1,657	-	-
Vessel operating expenses	9,913	13,444	14,826	22,786	21,024
Dry-docking costs	-	-	-	399	356
Management fees-related parties	1,824	4,730	7,765	2,443	5,627
General and administrative expenses	2,906	5,805	6,997	1,730	1,932
Other operating (income)/loss	(3,137)	(914)	-	-	4,800
Vessel depreciation	3,467	5,744	6,390	12,392	13,174
Impairment on vessels	-	-	-	12,310	-
Loss on sale of vessels	-	-	-	-	12,355

Operating income/(loss)	4,848	1,616	(3,889)	3,936	(1,795)

Interest and finance costs	(3,093)	(15,793)	(9,662)	(18,077)	(20,956)
(Loss)/gain on derivative financial instruments	(698)	(301)	1,821	1,601	(814)
Interest income	-	13	130	133	34
Equity (losses)/gains on investments	-	(27)	291	778	713
Other (expense)/income, net	(5)	1,120	180	-	-
Impairment on unconsolidated joint ventures	-	-	-	(3,144)	-

Net income/(loss) and comprehensive income/(loss)	1,052	(13,372)	(11,129)	(14,773)	(22,818)
Deemed dividend for beneficial conversion feature of Series B & E convertible preferred stock	(1, 403)	-	-	(9,339)	(1,067)
Deemed dividend equivalents on outstanding Series E Preferred Shares related to redemption value	-	-	-	(4,227)	(3,099)
Series E Preferred Shares Dividend	-	-	-	(2,650)	(1,796)
Net loss attributable to common shareholders	(351)	(13,372)	(11,129)	(30,989)	(28,780)
Attributable to:
Common stock holders	(351)	(13,404)	(11,134)	(30,989)	(28,780)
Non-controlling interests	-	32	5	-	-

Loss per share, basic and diluted	$(351,000)	$(6,302.00)	$(306.20)	$(264.63)	$(1.22)
Weighted average common shares outstanding, basic and diluted	1	2,127	36,362	117,104	23,517,479

Other comprehensive loss
Effective portion of changes in fair value of interest swap contracts	-	-	-	(1,361)	-
Total other comprehensive loss	(351)	(13,372)	(11,129)	(32,350)	(28,780)
Attributable to:
Common stock holders	(351)	(13,404)	(11,134)	(32,350)	(28,780)
Non-controlling interests	-	32	5	-

(1) New guidance on Leases was implemented on January 1, 2019 and as permitted under the transition rules we elected not to restate comparative figures

U.S. dollars in thousands, unless otherwise stated	2016	2017	2018	2019	2020
BALANCE SHEET DATA
Current assets	4,541	29,055	5,288	50,742	45,086
Total assets	143,317	220,448	258,488	444,890	293,032
Current liabilities, including current portion of long-term debt	20,033	25,581	36,819	75,417	25,414
Non-current liabilities	76,022	87,593	117,388	263,716	133,400
Total debt	84,539	103,949	140,655	309,007	104,619
Stockholders’ and mezzanine equity	45,521	107,274	104,281	105,757	134,218
Preferred stock	-	1	1	1	1
Common stock	-	-	-	3	398

OTHER FINANCIAL DATA

	2016	2017	2018	2019	2020
FLEET DATA
Total number of vessels at end of period (including leased vessels)	6.0	7.0	8.0	12.0	6.0
Average number of vessels(1)	5.0	6.8	7.3	11.1	9.5
Total calendar days for fleet(2)	1,812	2,496	2,670	4,055	3,483
Total available days for fleet(3)	1,812	2,495	2,668	4,032	3,442
Total operating days for fleet(4)	1,799	2,491	2,663	3,959	3,363
Total time charter days for fleet	1,799	2,491	2,663	3,884	3,363
Total spot (voyage) days for fleet	-	-	-	75	-
Fleet utilization(5)	99.28%	99.81%	99.81%	98.17%	97.68%

	2016	2017	2018	2019	2020
AVERAGE DAILY RESULTS
Time charter equivalent(6)	$15,396	$15,403	$15,031	$16,233	$17,314
Vessel operating expenses(7)	$5,470	$5,386	$5,552	$5,619	$6,037
General and administrative expenses(8)	$1,604	$2,323	$2,620	$427	$555

U.S. dollars in thousands	2016	2017	2018	2019	2020
Adjusted EBITDA(9)	$16,186	$16,405	$10,911	$36,470	$30,002

(1)	Average number of vessels is the number of vessels that constituted our fleet (including chartered in vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Calendar days are the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.
(3)	Available days are the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. Our definition of Available days may not be the same as reported by other companies in the shipping industry or other industries.
(4)	Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen technical circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that vessels actually generate revenue. Our definition of Operating days may not be the same as reported by other companies in the shipping industry or other industries.
(5)	Fleet utilization is calculated by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning.
(6)	Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel. Our definition of TCE may not be the same as reported by other companies in the shipping industry or other industries. Our method of calculating TCE rate is determined by dividing TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, but are payable by us in the case of a voyage charter, as well as commissions. TCE revenues and TCE rate, which are non-U.S. GAAP measures, provide additional supplemental information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure. We use TCE rates and TCE revenues to compare period-to-period changes in our performance and it assists investors and our management in evaluating our financial performance. The following table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2016	2017	2018	2019	2020
On a consolidated basis
Total Revenues	$28,433	$39,363	$41,048	$66,088	$60,222
Less:
Voyage expenses	(736)	(999)	(1,020)	(3,038)	(1,994)
Time charter equivalent revenues	$27,697	$38,364	$40,028	$63,050	$58,228
Total operating days	1,799	2,491	2,663	3,884	3,363

Average Daily Time Charter Equivalent (TCE)	$15,396	$15,403	$15,031	$16,233	$17,314

(7)	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.
(9)

Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization (Adjusted EBITDA), is not a measure prepared in accordance with U.S. GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), operating lease expenses, losses on sale of vessels and other operating losses indirectly connected with sale of vessels (i.e. Time Charter Termination Fees), asset impairments, and gains/losses on derivative financial instruments. Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), operating lease expenses, losses on sale of vessels and other operating losses indirectly connected with sale of vessels (i.e. Time Charter Termination Fees), asset impairments and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. This non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined in accordance with U.S. GAAP.

U.S. dollars in thousands	2016	2017	2018	2019	2020
Net (loss)/income and comprehensive (loss)/income	1,052	(13,372)	(11,129)	(14,773)	(22,818)

Add: Bareboat charter hire expenses	6,299	6,282	6,282	-	-
Add: Amortization of prepaid bareboat charter hire	1,577	1,657	1,657	-	-
Add: Operating lease expense	-	-	-	7,054	755
Add: Vessel depreciation	3,467	5,744	6,390	12,392	13,174
Add: Impairment on vessel	-	-	-	12,310	-
Add: Impairment on unconsolidated joint ventures	-	-	-	3,144	-
Add: Interest and finance costs	3,093	15,793	9,662	18,077	20,956
Add: Loss/(gain) on derivative financial instruments	698	301	(1,821)	(1,601)	814
Add: Loss on sale of vessels	-	-	-	-	12,355
Add: Other operating loss (Time Charter Termination Fees)	-	-	-	-	4,800
Less: Interest income	-	-	(130)	(133)	(34)

Adjusted EBITDA	16,186	16,405	10,911	36,470	30,002

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

Summary of Risk Factors

●

The international tanker industry has historically been both cyclical and volatile and this may lead to reductions and volatility in our charter rates, our vessel values, our revenues, earnings and cash flow results.

●	Our financial results may be adversely affected by the ongoing outbreak of COVID-19, and the related governmental responses thereto.

●	Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business

●

The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.

●	Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results.

●

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

●	Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

●	We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

●

We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

●	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

●

The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

●	An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

●

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation and the market for our common shares.

●	Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our business.

●	The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

●	Acts of piracy on ocean-going vessels could adversely affect our business.

●

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

●	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

●

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

●	We were recently subject to litigation and we may be subject to similar or other litigation in the future.

●

As of the date of this annual report our operating fleet consists of seven tankers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

●

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

●	Newbuilding projects are subject to risks that could cause delays.

●	Our financing facilities contain restrictive covenants that may limit our liquidity and corporate activities, and could have an adverse effect on our financial condition and results of operations.

●

Servicing current and future debt, including financings committed under sale and leaseback (“SLB”) agreements, will limit funds available for other purposes and impair our ability to react to changes in our business.

●	If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

●	Our ability to obtain additional debt financing may be dependent on our ability to charter our vessels, the performance of our charters and the creditworthiness of our charterers.

●

The industry for the operation of tanker vessels and the transportation of oil, petroleum products and chemicals is highly competitive and we may not be able to compete for charters with new entrants or established companies with greater resources.

●	A limited number of financial institutions hold our cash.

●

Our President, Chief Executive Officer and Director, who may be deemed to beneficially own, directly or indirectly, 100% of our Series D Preferred Shares and our Series E Preferred Shares has control over us.

●

We may be unable to attract and retain key management personnel and other employees in the international tanker shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

●	If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

●

If we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

●	A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.

●	An increase in operating costs could decrease earnings and available cash.

●	The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

●

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would adversely affect our business, results of operations and financial condition.

●	Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

●	We may not have adequate insurance to compensate us if we lose any vessels that we acquire.

●	We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.

●

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

●	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

●	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

●	Maritime claimants could arrest our vessels or vessels we acquire, which could interrupt our cash flow.

●	Governments could requisition our vessels or vessels we acquire during a period of war or emergency, resulting in loss of earnings.

●	U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

●	U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

●	We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

●	Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

●	There is no guarantee of a continuing public market for you to resell our common shares.

●	Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

●	We issued 39,484,159 common shares during 2020 through various transactions. Shareholders may experience significant dilution as a result of our offerings.

●

Future issuances or sales, or the potential for future issuances or sales, of our common shares may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

●	Future issuance of common shares may trigger anti-dilution provisions in our Series E Preferred Shares and affect the interests of our common shareholders.

●

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

●	It may not be possible for investors to serve process on or enforce U.S. judgments against us.

●

Our By-laws provide that the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

●	We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.

●

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could reduce the market price of our common shares.

●	We are dependent on our Fleet Manager to perform the day-to-day management of our fleet.

●	Our Fleet Manager is a privately held company and there may be limited or no publicly available information about it.

●	Our Fleet Manager may have conflicts of interest between us and its other clients.

RISKS RELATED TO OUR INDUSTRY

The international tanker industry has historically been both cyclical and volatile and this may lead to reductions and volatility in our charter rates, our vessel values, our revenues, earnings and cash flow results.

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. Please see “—The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.” Currently, all of our vessels are employed on time charters. However, changes in spot rates and time charter rates can affect the revenues we receive from operations in the event our charterers default or seek to renegotiate the charter hire, as well as the value of our vessels, even if our vessels are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. A decline in charter hire rates will also likely cause the value of our vessels to decline.

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

Factors that influence demand for tanker vessel capacity include:

●	supply and demand for petroleum products and chemicals carried;

●	changes in oil production and refining capacity resulting in shifts in trade flows for oil products;

●	the distance petroleum products and chemicals are to be moved by sea;

●

global and regional economic and political conditions, including “trade wars” and developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production, armed conflicts and work stoppages;

●

increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

●	environmental and other legal and regulatory developments;

●	economic slowdowns caused by public health events such as the ongoing COVID-19 pandemic;

●	currency exchange rates;

●	weather, natural disasters and other acts of God;

●	competition from alternative sources of energy, other shipping companies and other modes of transportation; and

●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;

●	current and expected newbuilding orders for vessels;

●	the scrapping rate of older vessels;

●	speed of vessel operation;

●	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of vessels;

●	the price of steel and vessel equipment;

●	technological advances in the design and capacity of vessels;

●	potential conversion of vessels for alternative use;

●	changes in environmental and other regulations that may limit the useful lives of vessels;

●	port or canal congestion;

●

the number of vessels that are out of service at a given time, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire, including those that are in drydock for the purpose of installing exhaust gas cleaning systems, known as scrubbers; and

●	changes in global petroleum and chemical production.

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

Our financial results may be adversely affected by the ongoing outbreak of COVID-19, and the related governmental responses thereto.

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for tanker and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for tanker and other shipping sectors, including, among other things:

●	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

●	decreases in the market value of tanker vessels and limited second-hand market for the sale of vessels;

●	limited financing for vessels;

●	loan covenant defaults; and

●	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us or our Fleet Manager, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a more difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry, have contributed to lower tanker rates in 2020 and up to the date of this annual report.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

While it is still too early to fully assess the overall impact that COVID-19 will have on our financial condition and operations and on the tanker industry in general, we assess that the tanker charter rates have been reduced significantly as a result of COVID-19 and that the tanker industry in general and our Company specifically are likely to continue to be exposed to volatility in the near term.

Further, containment measures and quarantine restrictions adopted by many countries worldwide have caused significant impact on our ability to embark and disembark crew members and on our seafarers themselves. As a result, since the outbreak of COVID-19 and as of the date of this annual report, we have encountered certain prolonged delays and surrounding complexities in embarking and disembarking crew onto our ships which further resulted in increased operational costs and decreased revenues by reason of off-hires associated with crew rotation, quarantine measures and related logistical complications associated with supplying our vessels with spares or other supplies.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business

Public health threats, such as the COVID-19 outbreak (as described more fully above), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.

The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.

The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2020, the BDTI reached a high of 1,550 and a low of 403. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI but for petroleum product fixtures, has similarly been volatile. In 2020, the BCTI reached a high of 2,190 and a low of 309. Although the BDTI and BCTI were 600 and 515, respectively, as of April 20, 2021, there can be no assurance that the crude oil and petroleum products charter market will increase, and the market could again decline. This volatility in charter rates depends, among other factors, on (i) the demand for crude oil and petroleum products, (ii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iii) oil refining volumes, (iv) oil prices, and (v) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

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

European countries have recently experienced relatively slow growth. Over the past several years, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity, and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Worldwide economic conditions have in the past impacted, and could in the future impact, lenders’ willingness to provide credit to us and our customers. If economic conditions in Europe preclude or limit financing, we may not be able to obtain financing on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced volatility and a steep and abrupt downturn, followed by a recovery, which volatility may continue as the COVID-19 pandemic continues. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions and the economic slow-down resulting from COVID-19 and the intentional governmental responses to the virus may also adversely affect the market price of our common shares.

Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. The ongoing COVID-19 outbreak has negatively impacted, and may continue to negatively impact, global economic activity, demand for energy, and funds flows and sentiment in the global financial markets. Continued economic disruption caused by the continued failure to control the spread of the virus could significantly impact our ability to obtain additional debt financing.

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

The London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of any of our future variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Currently only one of our debt facilities has interest rates that fluctuate with changes in LIBOR, however significant changes in LIBOR could have a material effect on the amount of interest payable on any future indebtedness, which in turn, could have an adverse effect on our financial condition.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process, in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

In order to manage any future exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels will operate or are registered, which can significantly affect the operation of our vessels. These regulations include, but are not limited to the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

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

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee (“MEPC”) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. While currently all our vessels except for one have scrubbers installed, costs of compliance with these regulatory changes for our non-scrubber vessel may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases (such as the ongoing outbreak of COVID-19), quarantine and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil or chemicals. An oil or chemical spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil and chemicals transported in such tankers.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.

The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

The fair market value of our vessels may increase and decrease depending on the following factors:

●	general economic and market conditions affecting the shipping industry;

●	prevailing level of charter rates;

●	competition from other shipping companies;

●	types, sizes and ages of vessels;

●	the availability of other modes of transportation;

●	supply and demand for vessels;

●	shipyard capacity;

●	cost of newbuildings;

●	price of steel;

●	governmental or other regulations; and

●	technological advances.

If we sell any vessel at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment.  If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value in our financial statements and incur a loss and a reduction in earnings. During the year ended December 31, 2020, we incurred an aggregate loss of $12.4 million in connection with the sale of two of our vessels. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of Vessels.”

An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in charter rates. As of April 20, 2021, newbuilding orders have been placed for an aggregate of approximately 8% of the existing global tanker fleet with the bulk of deliveries expected during 2022.

An over-supply of oil tankers has already resulted in an increase in oil tanker charter hire rate volatility. If this volatility persists, we may not be able to find profitable charters for our vessels, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation and the market for our common shares.

While our vessels have not called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws, in 2020, and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions on charterers' instructions and without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could adversely affected.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.

Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the governments of the U.S., European Union, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or “Brexit,” terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.

Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, and the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. However, it is not yet clear how the new United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on the shipping industry, and therefore our charterers and their business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

In January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general, increasing hostilities between the U.S. and Iran. This attack or further escalations between the U.S. and Iran that may follow, could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2020), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world’s oil supply passes through. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.

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

The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business. On June 23, 2016, in a referendum vote commonly referred to as “Brexit” a majority of voters in the U.K. voted to exit the European Union. Since then, the U.K. and the EU negotiated the terms of a withdrawal agreement, which was approved in October 2019, ratified in January 2020 and effected in December 31, 2020. The U.K formally exited the European Union on January 31, 2020, although a transition period remained in place until December 2020 during which the U.K. was subject to the rules and regulations of the European Union while continuing to negotiate the parties’ relationship going forward, including trade deals. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the U.K. from the European Union would have and how such withdrawal would affect our business. In addition, Brexit may lead other European Union member countries to consider referendums regarding their European Union membership. Any of these events, along with any political, economic and regulatory changes that may occur could cause political and economic uncertainty and harm our business and financial results.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, South China Sea, Sulu Sea, Celebes Sea, the Indian Ocean and in particular, the Gulf of Guinea, region off Nigeria, which has experienced increased incidents of privacy in recent years. Sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessels.  If insurers or the Joint War Committee characterize the regions in which our vessels are deployed as “war risk” zones or “war and strikes” listed areas, respectively, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, least of all for bearing the cost of the applicable deductible(s) or unforeseen charges/costs, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The year-over-year growth rate of China’s GDP was approximately 2.3% for the year ended December 31, 2020, as compared to approximately 6.0 % for the year ended December 31, 2019, and continues to remain below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars”. The International Monetary Fund has warned that continuing geopolitical tensions, between the United States and China could derail recovery from the impacts of COVID-19. Although the United States and China signed a trade agreement in early 2020, as further described below, there is no assurance that the Chinese economy will not experience a significant contraction in the future.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain refined petroleum products are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping and tanker companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China. Future weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by another economic downturn in any of the aforementioned countries and regions.

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

The efficient operation of our business is dependent on computer hardware and software systems both onboard our vessels and at our onshore offices. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

RISKS RELATED TO OUR COMPANY

We were recently subject to litigation and we may be subject to similar or other litigation in the future.

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

On August 3, 2019 the Eastern District Court of New York dismissed the case with prejudice. On August 26, 2019, plaintiffs appealed the dismissal to the United States Court of Appeals for the Second Circuit. We filed our response briefs on November 26 and November 27, 2019, and plaintiffs/appellants filed their reply brief on December 11, 2019. The Court of Appeals held oral argument on March 10, 2020 and took the matter under advisement. On April 2, 2020, the Court of Appeals issued a summary order affirming the District Court’s decision dismissing Plaintiffs’ claims and denying leave to amend and the case is now finally concluded in our favor.

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

As of the date of this annual report our operating fleet consists of seven tankers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

As of the date of this annual report, our operating fleet consists of four 50,000 dwt MR product tankers and three 157,000 dwt Suezmax crude oil tankers. Our MR product tanker fleet consists of M/T Nord Valiant, M/T Eco Marina Del Ray, M/T Eco Los Angeles and M/T Eco City of Angels. Our Suezmax fleet consists of M/T Eco Bel Air, M/T Eco Beverly Hills and M/T Eco West Coast. Furthermore, we have a 50% interest in M/T Eco Yosemite Park and M/T Eco Joshua Park, two 50,000 dwt product tankers. If these vessels are unable to generate revenue as a result of off hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

During 2020, 100% of our revenues derived from six charterers, Stena Weco A/S, BP Shipping Limited (“BP”), Clearlake Shipping Pte Ltd (“Clearlake”), Trafigura Maritime Logistics Pte Ltd (“Trafigura”), Dampskibsselskabet NORDEN A/S (“DS Norden A/S”), Shell Tankers Singapore Private Limited (“Shell”) and Cargill International SA (“Cargill”). Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances, including as a result of the ongoing COVID-19 pandemic and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Newbuilding projects are subject to risks that could cause delays.

As of the date of this annual report, we own interests in four companies that are party to shipbuilding contracts for four newbuilding vessels scheduled to be delivered in the second quarter of 2021 and in the first quarter of 2022. Newbuilding construction projects are subject to risks of delay inherent in any large construction project caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, bankruptcy or other financial crisis of the shipyard, a backlog of orders at the shipyard, or any other events of force majeure. A shipyard's failure to complete the project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results as we will continue to incur other costs to operate our business.

Furthermore, we may need to incur additional borrowings or raise capital through the sale of additional equity or debt securities to complete our newbuilding program or acquire any additional vessels in the future. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to complete our newbuilding program or acquire other newbuilding or secondhand vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The capital commitments for the completion of our newbuilding program are non-recourse to us as the commitments are made by wholly owned subsidiaries whose performance is guaranteed by our Fleet Manager.

Our financing facilities contain restrictive covenants that may limit our liquidity and corporate activities, and could have an adverse effect on our financial condition and results of operations.

Our financing facilities either in the form of the bareboat charters in connection with the SLBs of our fleet or senior secured loan agreements contain, and any future financing facilities we may enter into are expected to contain, customary covenants, events of default and termination event clauses, including cross-default provisions and restrictive covenants and performance requirements that may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, pay dividends, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could also limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

Our financing facilities require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses and other representations, including the following:

●	maintain a consolidated leverage ratio of not more than 75%;

●	maintain market adjusted total assets minus total liabilities of at least $60 million,

●	maintain minimum free liquidity of $0.5 million per operating vessel tanker but not less than $4.0 million in aggregate; and

●	assure no change of control of the company takes place, except with the lessors prior written consent.

As of December 31, 2020, we are in compliance with all covenants in our financing facilities.

As a result of the restrictions in our financing facilities, or similar restrictions in our future financing facilities, we may need to seek permission from the owners of our leased vessels or banks that finance our vessels in order to engage in certain corporate actions. Their interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest, which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenant requirements, could lead to defaults under our financing facilities or any future financing facilities. If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, the current or future owners of our leased vessels or the banks that finance our current of future vessels, as appropriate, could retake possession of our vessels or require us to pay down our indebtedness to a level where we are in compliance with our covenants or sell vessels in our fleet. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the ongoing outbreak of COVID-9, may affect our ability to comply with these covenants. We could lose our vessels if we default on our financing facilities, which would negatively affect our revenues, results of operations and financial condition.

Servicing current and future debt (including SLBs) will limit funds available for other purposes and impair our ability to react to changes in our business.

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2020, we had a total indebtedness of $107.0 million, excluding deferred finance fees. Our current or future debt could have other significant consequences on our operations. For example, it could:

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

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet in the future in line with our strategy. Our future growth will primarily depend on our ability to:

●	generate excess cash flow for investment without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

●	raise equity and obtain required financing for our existing and new operations;

●	locate and acquire suitable vessels;

●	identify and consummate acquisitions or joint ventures;

●	integrate any acquired business successfully with our existing operations;

●	our manager’s ability to hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

●	enhance our customer base; and

●	manage expansion.

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

A limited number of financial institutions, including institutions located in Greece, hold all of our cash. Our cash balances have been deposited from time to time with banks in Germany, Holland, Greece and Switzerland amongst others. Our cash balances are not covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

Our President, Chief Executive Officer and Director, who may be deemed to beneficially own, directly or indirectly, 100% of our Series D Preferred Shares and our Series E Preferred Shares has control over us.

As of the date of this annual report, the Lax Trust, which is an irrevocable trust established for the benefit of certain family members of our President, Chief Executive Officer and Director, Mr. Evangelos J. Pistiolis, through Tankers Family Inc., may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding Series D Preferred Shares. Each Series D Preferred Share carries 1,000 votes. In addition, the Lax Trust, through Family Trading Inc., a company related to Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, or Family Trading., may be deemed to beneficially own 11,264 Series E Perpetual Convertible Preferred Shares (“Series E Preferred Shares”) held by Family Trading, which represent all of the Series E Preferred Shares that are currently outstanding. Each Series E Preferred Share carries 1,000 votes.

By its beneficial ownership of 100% of our Series D Preferred Shares and Series E Preferred Shares, as of the date of this annual report, the Lax Trust may be deemed to beneficially own 73.7% of our total voting power and has control over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust or the family of Mr. Pistiolis may be different from your interests.

As a prerequisite for the Navigare Lease (defined below), Mr. Pistiolis personally guaranteed the performance of the bareboat charters connected to the lease, under certain circumstances, and in exchange, we, among other things, amended the Certificate of Designations governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease.

As of April 20, 2021, the Series E Preferred Shares are convertible into 10,147,748 common shares under certain circumstances. Pursuant to a Standstill Agreement, dated August 20, 2020, Family Trading agreed not to convert any of its Series E Preferred Shares into common shares until August 20, 2021, other than in connection with a change of control of us.

We may be unable to attract and retain key management personnel and other employees in the international tanker shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc., or Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, and we have entered into agreements with Central Mare for the compensation of Mr. Evangelos J. Pistiolis; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis G. Ikonomou our Chief Operating Officer and Konstantinos Patis, our Chief Technical Officer. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

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

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would adversely affect our business, results of operations and financial condition.

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

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels or vessels we acquire could result in a significant loss of earnings for the related off-hired period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

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

U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute “passive income” for this purpose. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In general, income derived from the bareboat charter of a vessel should be treated as “passive income” for purposes of determining whether a foreign corporation is a PFIC, and such vessel should be treated as an asset which produces or is held for the production of “passive income.”  On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

We believe that we were not a PFIC for our 2014 through 2020 taxable years and do not expect to be treated as a PFIC in subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation– U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares.  See “Taxation —U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders as a result of our status as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. Although we have qualified for this statutory exemption in previous taxable years and have taken this position for U.S. federal income tax return reporting purposes in such taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year. We intend to take the position for U.S. federal income tax reporting purposes that we are not subject to U.S. federal income taxation for the 2020 taxable year.

We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

RISKS RELATED TO OUR COMMON SHARES

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq Stock Market LLC, or Nasdaq. Over the last few years, the stock market has experienced price and volume fluctuations, especially due to factors relating to the ongoing outbreak of COVID-19. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2020, the price of our common shares experienced a high of $28.75 in January and a low of $0.95 in September. This market and share price volatility relating to the effects of COVID -19, as well as general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

The market price of our common shares is affected by a variety of factors, including:

●	fluctuations in interest rates;

●	fluctuations in the availability or the price of oil and chemicals;

●	fluctuations in foreign currency exchange rates;

●	announcements by us or our competitors;

●	changes in our relationships with customers or suppliers;

●	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;

●	changes in United States or foreign tax laws;

●	actual or anticipated fluctuations in our operating results from period to period;

●	shortfalls in our operating results from levels forecast by securities analysts;

●	market conditions in the shipping industry and the general state of the securities markets;

●	business interruptions caused by the ongoing outbreak of COVID-19;

●	mergers and strategic alliances in the shipping industry;

●	changes in government regulation;

●	a general or industry-specific decline in the demand for, and price of, shares of our common shares resulting from capital market conditions independent of our operating performance;

●	the loss of any of our key management personnel;

●	our failure to successfully implement our business plan;

●	issuance of shares; and

●	stock splits / reverse stock splits.

There is no guarantee of a continuing public market for you to resell our common shares.

Our common shares currently trade on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common shares will continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. The price of our common shares may be volatile and may fluctuate due to factors such as:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●	mergers and strategic alliances in the shipping industry;

●	market conditions in the shipping industry and the general state of the securities markets;

●	changes in government regulation;

●	shortfalls in our operating results from levels forecast by securities analysts; and

●	announcements concerning us or our competitors.

Further, a lack of trading volume in our stock may affect investors’ ability to sell their shares. Our common shares have been experiencing low daily trading volumes in the market. As a result, investors may be unable to sell all or any of their shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.

Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

On July 27, 2016, we transferred our Nasdaq listing from the Nasdaq Global Select Market to the Nasdaq Capital Market. Our common shares continue to trade on Nasdaq under the symbol “TOPS”. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Select Market. We then fulfilled the listing requirements of the Nasdaq Capital Market and the approval of the transfer cured our deficiency under Nasdaq Listing Rule 5450(b)(1)(C).

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

On October 10, 2017, we received written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until April 9, 2018. After requesting a grace period from Nasdaq, we regained compliance on April 11, 2018.

On March 11, 2019, we received written notification from Nasdaq, indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until September 9, 2019.

On August 22, 2019 we effectuated a 20 to 1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1). As a result, we regained compliance on September 5, 2019.

On December 26, 2019, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. On April 17, 2020 we received a written notification from Nasdaq granting an extension to the grace period for regaining compliance. On August 7, 2020 we effectuated a 25 to 1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1). As a result, we regained compliance on August 25, 2020.

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

We issued 39,484,159 common shares during 2020 through various transactions. Shareholders may experience significant dilution as a result of our offerings.

We have already sold large quantities of our common shares pursuant to previous public and private offerings of our equity and equity-linked securities. We currently have an effective registration statement on Form F-3 (333-234281), for the registered sale of $200 million of our securities, of which we have sold $129.7 million. We also have 11,264 Series E Preferred Shares outstanding, which are convertible into approximately 10,147,748 shares as of April 20, 2021, under certain circumstances, and the Class B Warrants, discussed in “Item 4. Information on the Company—A. History and Development of the Company” and “Item 10. Additional Information—B. Memorandum and Articles of Association—2019 Class A Warrants and Class B Warrants” below, exercisable into 168,000 common shares. All of the Series E Preferred Shares are held by Family Trading. Pursuant to a Standstill Agreement, dated August 20, 2020, Family Trading agreed not to convert any of its Series E Preferred Shares into common shares until August 20, 2021, other than in connection with a change of control of us.

Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, redemptions of our Series E Preferred Shares, or any future equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

Our issuance of additional shares of common shares or other equity securities of equal or senior rank would have the following effects:

●	our existing shareholders’ proportionate ownership interest in us will decrease;

●	the amount of cash available for dividends payable on the shares of our common shares may decrease;

●	the relative voting strength of each previously outstanding common share may be diminished; and

●	the market price of the shares of our common shares may decline.

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

The Series E Preferred Shares contain anti-dilution provisions that have been triggered by securities we have issued, including common shares, convertible preferred shares, and warrants, and could further be triggered by future issuances of the same or similar types of securities, depending on the offering price of equity issuances, the conversion price or formula of convertible shares or the exercise price or formula of warrants. Any issuance below the then applicable conversion price of the Series E Preferred Shares, could result in an adjustment downward of the Series E Preferred Shares conversion price and an increase in the number of common shares each Series E Share is converted into. These adjustments could affect the interests of our common shareholders and the trading price for our common shares. Furthermore the Series E Preferred Shares holders have the option to replace the fixed conversion price with a variable conversion price, namely 80% of the lowest daily Volume-Weighted Average Price (“VWAP”) of our common shares over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice (but in no event can this variable conversion price be less than the Floor Price, please see Item 10. Additional Information - B. Memorandum and Articles of Association - Description of Series E Convertible Preferred Stock) and purchase such proportionate number of shares based on the variable conversion price in effect on the date of conversion. If using the variable conversion price of the Series E Preferred Shares, as of April 20, 2021, the Series E Preferred Shares have a conversion price of $1.11 and are convertible into 10,147,748 common shares per Series E Share under certain circumstances, as may be further adjusted. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the then current conversion price of the Series E Preferred Shares would result in similar adjustments. Pursuant to a Standstill Agreement, dated August 20, 2020, Family Trading agreed not to convert any of its Series E Preferred Shares into common shares until August 20, 2021, other than in connection with a change of control of us.

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

Our By-laws provide that the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our By-laws provide that, unless we consent in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands, shall be the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act of the Republic of the Marshall Islands, or (iv) any action asserting a claim governed by the internal affairs doctrine.  This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.

Our By-laws include a forum selection provision as under the section herein entitled “Item 10. Additional Information—B. Memorandum and Articles of Association. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our By-laws to be inapplicable or unenforceable in such action. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

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

These provisions include:

●	authorizing our Board of Directors to issue “blank check” preferred stock without shareholder approval;

●	providing for a classified Board of Directors with staggered, three-year terms;

●	prohibiting cumulative voting in the election of directors;

●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for the directors;

●	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

●	limiting the persons who may call special meetings of shareholders; and

●	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we have entered into a stockholders rights agreement, or the Stockholders Rights Agreement, that makes it more difficult for a third-party to acquire us without the support of our Board of Directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement.” These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common shares and your ability to realize any potential change of control premium.

RISKS RELATED TO OUR RELATIONSHIP WITH OUR FLEET MANAGER AND ITS AFFILIATES

We are dependent on our Fleet Manager to perform the day-to-day management of our fleet.

Our executive management team, provided by Central Mare, consists of Evangelos J. Pistiolis; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis G. Ikonomou our Chief Operating Officer and Konstantinos Patis, our Chief Technical Officer. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of any vessels we may acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party affiliated with the family of Mr. Pistiolis. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet as well as for all accounting and reporting functions and the loss of our Fleet Manager’s services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

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

Our Fleet Manager is a privately held company. The ability of our Fleet Manager to provide services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Fleet Manager’s financial strength, and there may be limited publicly available information about its financial condition. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Manager, even though these problems could have a material adverse effect on us.

Our Fleet Manager may have conflicts of interest between us and its other clients.

We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Our Fleet Manager may provide similar services for vessels owned by other shipping companies, and it also may provide similar services to companies with which our Fleet Manager is affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager’s performance of its obligations to us, on the one hand, and our Fleet Manager’s performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

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

On January 31, 2018, we acquired:

●

100% of the issued and outstanding shares of PCH Dreaming Inc., a Marshall Islands company that had entered into a new building contract for a high specification 50,000 dwt Medium Range (“MR”) product/chemical tanker, M/T Eco Marina Del Ray, delivered from Hyundai Mipo Dockyard Co., Ltd. in South Korea in March 2019. We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $3.95 million.

●

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

●

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

●

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

Each of the acquisitions was approved by a special committee of our board of directors, (the “Transaction Committee”), of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained an opinion on the fairness of the consideration of this transaction from two independent financial advisors.

On February 20, 2018 we appointed AST as our new transfer agent and registrar. All of our directly held common shares have been transferred from Computershare to AST’s platform, with no action required by any shareholder regarding the change in our transfer agent. (AST can be reached as follows: American Stock Transfer & Trust Company, 55 Challenger Road Ridgefield Park, NJ 07660, Office: 201-806-4181).

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

On May 25, 2018, we entered into an Equity Distribution Agreement, or the Equity Distribution Agreement, with Maxim Group LLC, or Maxim, as sales agent, under which we were permitted to offer and sell, from time to time through Maxim, up to $14.25 million of our common shares, par value $0.01 per share. On July 23, 2018, we terminated the Equity Distribution Agreement. During the term of the Equity Distribution Agreement, we sold an aggregate of 4,982 common shares for aggregate gross proceeds of $2.8 million.

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

On October 24, 2018, we entered into a Securities Purchase Agreement with one institutional investor, pursuant to which we sold 4,000 of our common shares in a registered direct offering. We also issued warrants to purchase up to 7,000 shares at an exercise price of $750 per share (the “2018 Warrants”). Maxim Group LLC acted as the exclusive placement agent for the offering.

In October 2018, we agreed to enter into a three year time charter employment with Clearlake Shipping Pte Ltd for our product/chemical tanker M/T Eco Fleet.

In November 2018, we agreed a new time charter employment contract for 2 years with BP Shipping Ltd for our product/chemical tanker M/T Eco Revolution, which commenced in January 2019. In January 2020, we sold this vessel (see below for further information).

On December 3, 2018 we entered into an SLB with China Merchants Bank Financial Leasing (“CMBFL”), a non-affiliated party, for M/T Eco Bel Air and M/T Eco Beverly Hills. Consummation of the SLB took place in April and May 2019 respectively. Following the sale, we bareboat chartered back the vessels for a period of seven years at a bareboat hire of $1.5 million per quarter per vessel. As part of this transaction, we had continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale were $91.4 million for both vessels.

On December 21, 2018 we entered into an SLB with Bank of Communications Financial Leasing Company (“BoComm Leasing”), a non-affiliated party, for M/T Nord Valiant and M/T Eco California. Consummation of the SLB took place on January 17, 2019 for M/T Nord Valiant and on January 30, 2019 for M/T Eco California. Following the sale, we bareboat chartered back M/T Nord Valiant for five years and for the M/T Eco California for seven years at a bareboat hire of $5,875 per day and $6,550 per day respectively. As part of this transaction, we have continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale were $21.7 million for M/T Nord Valiant and $24.1 million for M/T Eco California. We used $18.5 million of the SLB proceeds to prepay in full the outstanding loan on M/T Nord Valiant at that time (Tranche C of the ABN Facility).

On January 11, 2019, we entered into a warrant exchange agreement with the sole holder of the 2018 Warrants for the reduction of the exercise price of said warrants from $750 to $510. On the same date 300,000 2018 Warrants were exercised into 600 common shares. On February 5, 2019, we entered an amendment of the 2018 Warrants for the reduction of the exercise price of said warrants from $510 to $350. On the same date 714,285 2018 Warrants were exercised into 1,429 common shares. Between February 21 and February 25, 2019 the remaining 932,715 2018 Warrants were exercised into 1,865 common shares.

On January 30, 2019, we took delivery of M/T Eco California. On February 4, 2019 the vessel commenced its’ time charter agreement with Shell Tankers Singapore Private Limited (“Shell”). In November 2020, we sold this vessel (see below for further information.

On March 11, 2019, we received written notification from Nasdaq, indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). We regained compliance on September 9, 2019.

On March 13, 2019, we took delivery of M/T Eco Marina Del Ray. On March 18, 2019 the vessel commenced its time charter agreement with Cargill and concurrently agreements were consummated for the vessel’s SLB to Cargill.

On April 1, 2019, we announced the sale of 27,129 newly issued Series E Preferred Shares at a price of $1,000 per share to Family Trading, in exchange for the full and final settlement of the loan facility between us and Family Trading dated December 23, 2015, as amended. For more information please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”

On April 5, 2019, we announced the delivery to us of the 157,000 dwt newbuilding Suezmax vessel M/T Eco Bel Air, constructed at the Hyundai Samho shipyard in South Korea.

On May 9, 2019, we announced the delivery to us of the 157,000 dwt newbuilding Suezmax vessel M/T Eco Beverly Hills, constructed at the Hyundai Samho shipyard in South Korea.

On July 15, 2019, we entered into SLBs with Oriental Fleet International Company Limited, a non-affiliated party, for M/T Stenaweco Excellence, and on August 30, 2019 for M/T Stenaweco Energy and M/T Stenaweco Evolution. The sale of the M/T Stenaweco Excellence took place on July 15, 2019 and the sales of the M/T Stenaweco Energy and M/T Stenaweco Evolution took place on November 20, 2019. Prior to the aforementioned sale and lease backs, on November 20, 2019, we exercised the purchase options on the operating leases of the M/T Stenaweco Energy and M/T Stenaweco Evolution for a total of $47.9 million. Following the sales, we bareboat chartered back the three vessels for periods of ten years at bareboat hire rates comprising of financing principal based on straight-line amortization with a balloon payment at maturity plus interest based on the three months Libor plus 3.90% per day. As part of this transaction, we had continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option is exercised and at the end of the ten-year period we have an obligation to purchase the vessels. The gross proceeds from the sale of the M/T Stenaweco Excellence were $25.6 million and the total gross proceeds for the M/T Stenaweco Energy and M/T Stenaweco Evolution were $45.8 million.

From July 25, 2019 to March 19, 2020, we redeemed 33,798 of Series E Preferred Shares for an aggregate purchase price of $38.9 million.

On July 31, 2019, all outstanding warrants that we issued on July 11, 2014 (the “2014 Warrants”) expired.

On August 22, 2019, we effected a 1-for-20 reverse stock split of our common shares. There was no change in the number of our authorized common shares. All share amounts in this report, not including amounts incorporated by reference, have been retroactively adjusted to reflect this reverse stock split.

On September 13, 2019, we closed an underwritten public offering of an aggregate of 63,200 common shares (or pre-funded warrants to purchase common shares in lieu thereof, the Pre-Funded Warrants), warrants, or the Traditional Warrants, to purchase up to 71,600 of our common shares and an overallotment option of up to 9,480 shares, together the September 2019 Transaction. This resulted in gross proceeds of $10.5 million before deducting underwriting discounts, commissions and other offering expenses. The gross proceeds include the partial exercise of 3,400 common shares of the underwriter’s over-allotment option granted in connection with the offering. From September 13 to December 31, 2019, 49,803 common shares were issued pursuant to the cashless exercise of 1,778,700 Traditional Warrants. The Traditional Warrants expired on December 31, 2019.

On October 14, 2019, we entered into a deed of Amendment for the AT Bank Bridge Facility Note dated March 22, 2019 in the amount of $10.5 million, or the AT Note, which among other things, extended the maturity date of the AT Bank Bridge Note for one year to March 31, 2021.

On November 6, 2019, we entered into a placement agent agreement with Maxim Group LLC relating to the sale of our securities, or the November 2019 Placement Agent Agreement. Pursuant to the November 2019 Placement Agent Agreement, we entered into a Securities Purchase Agreement, or the November 2019 Purchase Agreement, with certain institutional investors in connection with a registered direct offering of an aggregate of 168,000 of our common shares at a public offering price of $50.00 per share, registered on our Registration Statement on Form F-3 (333-215577), or the November 2019 Registered Offering. Concurrently with the November 2019 Registered Offering and pursuant to the November 2019 Purchase Agreement, we also commenced a private placement whereby we issued and sold Class A warrants to purchase up to 168,000 of our common shares, or the Class A Warrants, and Class B warrants to purchase up to 168,000 of our common shares, or the Class B Warrants.

On December 18, 2019, we purchased 100% of the issued and outstanding shares of Santa Catalina Inc., a Marshall Islands company that had entered into a new building contract for a high specification scrubber-equipped, 50,000 dwt MR product/chemical tanker to be named Eco Los Angeles delivered on February 10, 2020 from Hyundai Mipo Dockyard Co., Ltd. in South Korea. We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $7.2 million. We also purchased 100% of the issued and outstanding shares of Santa Monica Inc., a Marshall Islands company that had entered into a new building contract for a high specification scrubber-equipped, 50,000 dwt MR product/chemical named Eco City of Angels delivered on February 17, 2020 from Hyundai Mipo Dockyard Co., Ltd. in South Korea. We acquired the shares from an entity affiliated with our Chief Executive Officer for an aggregate purchase price of $7.2 million. Following their delivery, both vessels entered into time charters with Trafigura for a firm duration of three years, with charterer’s option to extend for two additional years.

On December 26, 2019, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. On April 17, 2020 we received a written notification from Nasdaq granting an extension to the grace period for regaining compliance. On August 7, 2020 we effectuated a 25 to 1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1). As a result, we regained compliance on August 25, 2020.

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

Between January 22 and February 21, 2020, all of the Class A Warrants (4,200,000 warrants) were exercised on a cashless basis into 67,200 of our common shares.

On February 12, 2020, we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, under which we could offer and sell, from time to time through Maxim, up to $5.0 million of our common shares. We completed the offering on March 4, 2020 and sold a total of 585,485 common shares.

On February 17, 2020, we announced the issuance of 16,004 Series E Preferred Shares to Family Trading, as settlement of the consideration outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from Mr. Pistiolis, our President, Chief Executive Officer and Director, and for dividends payable to Family Trading Inc. under already outstanding Series E Preferred Shares.

On February 21, 2020, we announced that our 50% owned subsidiaries which own M/T Holmby Hills and M/T Palm Springs entered into agreements to sell both vessels to unaffiliated third parties. On March 30, 2020, we announced the delivery of M/T Holmby Hills to an unaffiliated party.

On February 6, 2020, we announced that we agreed to sell two MR2 Product Tankers, the M/T Stenaweco Elegance and the M/T Palm Desert (each weighing 50,000 dwt) to unaffiliated third parties. On February 25, 2020, we announced the closing of the sale of the M/T Stenaweco Elegance and on March 23, 2020, we announced the conclusion of the sale of the M/T Palm Desert.

On March 11, 2020, we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, under which we could offer and sell, from time to time through Maxim, up to $5.0 million of our common shares.  We completed the offering on March 27, 2020 and sold a total of 2,107,708 common shares.

On March 30, April 15, April 27, April 28, May 14, May 19, June 7, June 10, June 14, June 23 and July 6, 2020, we closed registered direct offerings for the sale of an aggregate of 36,723,765 of our common shares for gross proceeds of $119.7 million with unaffiliated investors. Maxim acted as a placement agent for all of these registered direct offerings.

On April 20, 2020, we announced the closing of the sale of the MR Product Tanker, M/T Palm Springs, by our 50% owned subsidiary, Eco Nine Pte.

On April 24, 2020, we announced the purchase of 50% interests in two MR Product Tankers, M/T Yosemite Park and M/T Joshua Park from entities affiliated with our Chief Executive Officer for $27 million. Both vessels were delivered in March 2020 from Hyundai Mipo shipyard in South Korea.

On May 6, 2020 we purchased a 100% ownership interest in three Marshall Islands companies that each owned 100% interests in one scrubber-fitted 50,000 dwt one MR Product Tanker under construction in Hyundai Heavy Industries shipyard in South Korea, with attached time charters from entities affiliated with our Chief Executive Officer. The consideration amounted to $18 million and was scheduled to be paid in installments through the vessels’ delivery dates. The vessels, M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) were scheduled to be delivered in the first quarter of 2021. In January 2021, we sold these three shipowning companies, as described below under “Recent Developments”

On May 28, 2020, we acquired for $22 million from a company affiliated with our Chief Executive Officer, or the Suezmax Seller, a 50% ownership interest in two Marshall Island companies that each had a newbuilding contract for the construction of one scrubber-fitted 157,000 dwt eco Suezmax tanker, M/T Eco West Coast (Hull No 865) and M/T Eco Malibu (Hull No 866), under construction in Hyundai Heavy Industries shipyard in South Korea, with attached time charters. The M/T Eco West Coast was delivered to us in March 2021 and commenced its time charter upon delivery. The M/T Eco Malibu is scheduled to be delivered in May 2021. We had the option to acquire the other 50% ownership interest in both vessels from the Suezmax Seller at the same price until July 15, 2020. On June 18, 2020, we exercised both purchase options for a consideration of $22 million.

On August 7, 2020, we effected a 1-for-25 reverse stock split of our common shares. There was no change in the number of our authorized common shares. All share amounts in this report, not including amounts incorporated by reference, have been retroactively adjusted to reflect this reverse stock split.

On August 17, 2020, we announced the authorization by our Board of Directors of a share repurchase program under which we could repurchase up to $5.1 million of our outstanding common shares, representing approximately 10% of our market capitalization as of August 14, 2020, for a period of three months (the “Repurchase Program”). No common stock purchases took place under the Repurchase Program.

On August 20, 2020, we announced that a company affiliated with our Chief Executive Officer, Mr. Pistiolis, purchased an aggregate of 100,000 of our common shares in the open market. In addition, we committed until August 21, 2021 that we would not (i) conduct any equity offerings, public or private; (ii) conduct any reverse stock splits; or (iii) pay any bonuses to our executive management. We also entered into a standstill agreement with Family Trading, pursuant to which Family Trading agreed not to convert any of its Series E Preferred Shares into common shares, other than in connection with a change of control of us.

On October 19, 2020, we announced the sale of M/T Stenaweco Excellence to an unaffiliated third party. The respective loan for which the vessel was collateral was fully prepaid.

On October 30, 2020, we announced the sale of M/T Stenaweco Energy to an unaffiliated third party. The respective loan for which the vessel was collateral was fully prepaid.

On November 6, 2020, we announced the sale of M/T Stenaweco Evolution to an unaffiliated third party. The respective loan for which the vessel was collateral was fully prepaid.

On November 13, 2020, we announced the sale of M/T Eco California to an unaffiliated third party. The respective loan for which the vessel was collateral was fully prepaid.

On December 4, 2020, we announced the entrance into a refinancing facility for M/T Eco Beverly Hills and M/T Eco Bel Air pursuant to which the vessels were sold to unaffiliated third parties and leased back through bareboat charters for a period of 5 years.

Recent Developments

On January 6, 2021, we sold to a related party affiliated with Mr. Evangelos J. Pistiolis (the “Buyer”) the three shipowning companies that own M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) in exchange for:

●	$10.0 million in cash.

●

100% ownership in a Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted Suezmax Tanker currently under construction at Hyundai Samho shipyard with expected delivery in February 2022. The shipowning company is party to a time charter, starting from the vessel’s delivery, with a company affiliated with Mr. Evangelos J. Pistiolis, for a firm duration of five years at a gross daily rate of $32,450, with a charterer’s option to extend for two additional years at $33,950 and $35,450.

●

35% ownership in one Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker currently under construction at Hyundai Heavy Industries shipyard with expected delivery in January 2022. The shipowning company is party to a time charter, starting from the vessel’s delivery, with a major oil trader, for a firm duration of three years at a gross daily rate of $36,000, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●

35% ownership in one Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker currently under construction at Hyundai Heavy Industries shipyard with expected delivery in February 2022. The shipowning company is party to a time charter, starting from the vessel’s delivery, with a major oil trader, for a firm duration of three years at a gross daily rate of $35,750, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●	A forgiveness of $1.2 million in payables to the Buyer.

The Buyer will remain the guarantor on the shipbuilding contracts towards the shipyard and in addition the Buyer will provide us with an option for a credit line up to 10% of the total shipbuilding cost at market terms, amounting to $23.8 million. The transaction was approved by a special committee composed of independent members of our board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to this transaction from an independent financial advisor.

On March 17, 2021, we signed a commitment letter with Alpha Bank for a senior debt facility of up to $38 million for the financing of the vessel M/T Eco Malibu (Hull No 866) due for delivery in May of 2021. The credit facility remains subject to the agreement and the execution of customary legal documentation. The loan will be payable in 12 consecutive quarterly installments of $0.75 million followed by 12 consecutive quarterly installments of $0.63 million, commencing three months from draw down, and a balloon payment of $21.5 million payable together with the last installment. The credit facility will bear interest at LIBOR plus a fixed margin and a commitment fee will be payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter.

On March 18, 2021, we entered into a credit facility with ABN Amro for $36.8 million for the financing of the vessel M/T Eco West Coast (Hull No 866). This facility was drawn down in full. The credit facility is repayable in 24 consecutive quarterly installments of $0.62 million commencing in June 2021, plus a balloon installment of $22.0 million payable together with the last installment. The facility contains various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75% (iii) minimum free liquidity of $0.5 million per delivered vessel owned/operated by us and (iv) our market adjusted total assets minus our total liabilities to be at least $60.0 million. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees. It also restricts the shipowning company from paying dividends if such a payment will result in an event of default or in a breach of covenants under the loan agreement. The facility bears interest at LIBOR plus a margin of 2.50%.

B.         Business Overview

We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. Our operating fleet has a total capacity of 672,396 deadweight tonnes (“dwt”). As of the date of this annual report, our operating fleet consists of four 50,000 dwt product/chemical tankers, M/T Nord Valiant, M/T Eco Marina Del Ray, M/T Eco Los Angeles and M/T Eco City of Angels and three 157,000 dwt Suezmax tankers, the M/T Eco Bel Air, M/T Eco Beverly Hills and M/T Eco West Coast and we also own 50% interest in two 50,000 dwt product tankers, M/T Eco Yosemite Park and M/T Joshua Park. All of our vessels are IMO certified and are capable of carrying a wide variety of oil products including chemical cargos which we believe make our vessels attractive to a wide base of charterers.

Additionally, we have, or have a partial interest in, contracts for the construction of four newbuilding vessels as described in the below table:

Name	Deadweight	Delivery date	Shipyard
M/T Eco Malibu	157,286	May 2021	HHI S. Korea
M/T Eco Oceano CA	157,000	February 2022	Hyundai Samho S. Korea
VLCC Julius Caesar*	300,000	January 2022	HHI S. Korea
VLCC Legio X Equestris*	300,000	January 2022	HHI S. Korea

* 35% owned

For more information, please see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

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

Our Fleet

The following tables present our fleet list as of the date of this annual report:

Operating MR Tanker vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Nord Valiant	49,737	DS Norden A/S	August 2021	1+1 years	$16,800 / $17,600 / $18,400
M/T Eco Marina Del Ray	50,267	Cargill	March 2024	-	$15,100
M/T Eco Los Angeles	50,267	Trafigura	February 2023	1+1 years	$17,500 / $18,750 / $20,000
M/T Eco City of Angels	50,267	Trafigura	February 2023	1+1 years	$17,500 / $18,750 / $20,000

Operating Suezmax Vessels on SLBs (treated as operating leases):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Bel Air	157,286	BP Shipping Limited	April 2022	1+1 years	$24,500 / $27,500 / $29,000
M/T Eco Beverly Hills	157,286	BP Shipping Limited	May 2022	1+1 years	$24,500 / $27,500 / $29,000

Operating Suezmax Vessels financed via senior loan facilities:

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco West Coast	157,286	Clearlake	March 2024	1+1 years	$33,950 / $34,750 / $36,750

Vessels under construction

Name	Deadweight	Delivery date	Shipyard	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Malibu	157,286	May 2021	HHI S. Korea	Clearlake	May 2024	1+1 years	$33,950 / $34,750 / $36,750
M/T Eco Oceano CA	157,000	February 2022	Hyundai Samho S. Korea	Central Tankers Chartering Inc.	March 2027	1+1 years	$32,450 / $33,950 / $35,450
VLCC Julius Caesar*	300,000	January 2022	HHI S. Korea	Trafigura	January 2025	1+1 years	$36,000 / $39,000 / $41,500
VLCC Legio X Equestris*	300,000	January 2022	HHI S. Korea	Trafigura	January 2025	1+1 years	$35,750 / $39,000 / $41,500

* 35% owned

Operating Joint Venture MR Tanker fleet (50% owned):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Yosemite Park	50,000	Clearlake	March 2025	5+1+1 years	$17,400 / $18,650 / $19,900
M/T Eco Joshua Park	50,000	Clearlake	March 2025	5+1+1 years	$17,400 / $18,650 / $19,900

All the vessels in our fleet are equipped with engines of modern design and with improvements in the hull, propellers and other parts of the vessel to decrease fuel consumption and reduce emissions. Vessels with this combination of technologies, introduced from certain shipyards, are commonly referred to as eco vessels. We believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with our vessels for charters, providing us with a competitive advantage.  Furthermore, all of our vessels are fitted with ballast water treatment equipment and all of our vessels, except M/T Nord Valiant, have scrubbers installed.

Management of our Fleet

Our Fleet Manager provides all operational, technical and commercial management services for our fleet. Please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties”.

Officers, Crewing and Employees

As of the date of this annual report we employ directly only one shore-based employee. Our executive officers and a number of administrative employees are provided according to an agreement with Central Mare. Please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties”. In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States, with a notable exception for 2020 in which year the COVID 19 epidemic dramatically reduced oil demand. According to the International Energy Agency, global oil demand for 2020 has decreased to approximately 91 million barrels/day compared to approximately 100 million barrels/day during 2019.

We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, will seek to enter into shorter or longer time or bareboat charters according to prevailing market conditions.

We will compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We will arrange our time charters and bareboat charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We will compete primarily with owners of tankers in the MR Product Tanker, Suezmax and VLCC class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US $10 million up to, currently, approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is divided into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk, in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

In 2012, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the “IBC Code.” The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. Compliance with the IBC Code amendments has already been effected.

In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. All of our vessels comply with ESH Code requirements.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. All our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Since the implementation of the cap, ships are required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and entered into force on March 1, 2020. In November 2020, MEPC 75 adopted amendments to Annex VI which, among other things, added new paragraphs related to in-use and onboard fuel oil sampling and testing. These paragraphs would require one or more sampling points to be fitted or designated for the purpose of taking representative samples of the fuel oil being used or carried for use on board the ship. These amendments are expected to enter into force on April 1, 2022. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Notably, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. IMDG Code is not applicable to our fleet vessels as of the date of this annual report.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate. All of our vessels comply with BWM Convention.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. All of our vessels comply with this standard. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. All of our vessels comply with BWM Convention.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000 (“the CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention. In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments may be formally adopted at MEPC 76.

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

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. Recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. The effects of these changes and proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We comply with all applicable state regulations in the ports where our vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or “SIPs,” designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for all our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. We believe we would be in compliance with any such regulations as our vessels are fitted with ballast water treatment equipment.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also have to ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be prosed by 2021.

International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement which took effect on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore and our Fleet Manager; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. All of our vessels comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., DNV GL, American Bureau of Shipping, Lloyd’s Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

C.         Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. Our significant wholly-owned subsidiaries as of December 31, 2020 are listed in Exhibit 8.1 to this annual report on Form 20-F.

D.         Property, Plants and Equipment

For a list of the vessels of our fleet, please see “Item 4. Information on the Company—B. Business Overview—Our Fleet” above and for a description of our major encumbrances on our fleet please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities”.

We do not own any real estate property.

ITEM 4A.         UNRESOLVED STAFF COMMENTS

None.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following presentation of management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our historical consolidated financial statements and their notes included in this annual report.

For a discussion of our results for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see "Item 5 – Operating and Financial Review and Prospects – A. Operating Results – Results of Operations for the Fiscal Years Ended December 31, 2018 and 2019" contained in our annual report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on April 10, 2020.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in “Item 3. Key Information—Risk Factors” and elsewhere in this report.

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

●

Available days. We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs, or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. Our definition of Available days may not be the same as reported by other companies in the shipping industry or other industries.

●

Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen technical circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that vessels actually generate revenues. Our definition of Operating days may not be the same as reported by other companies in the shipping industry or other industries.

●

Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning.

●

TCE Revenues / TCE Rates. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. Our definition of TCE may not be the same as reported by other companies in the shipping industry or other industries.

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consistent with industry practice, we use TCE rates because it provides a means of comparison between different types of vessel employment and, therefore, assists our decision-making process.

In evaluating our financial condition, we focus on the below measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel’s present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

Time Charter Revenues

Our Time charter revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil and oil products and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

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

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to CSI, one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Under a bareboat charter, the vessel is chartered for a stipulated period of time, which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage and operating costs are paid by the charterer.

As of the date of this annual report, we have four MR product/chemical tankers and three suezmax crude oil tankers. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

Voyage charters

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party generally has a minimum amount of cargo. The charterer is liable for any short loading of cargo or “dead” freight. The voyage contract generally has standard payment terms of 95% freight paid within three days after completion of loading. The voyage charter party generally has a “demurrage” or “despatch” clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Conversely, the charterer is given credit if the loading/discharging activities happen within the allowed laytime known as despatch resulting in a reduction in revenue. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. We have determined that our voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight- line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.

We entered into a voyage charter from January 2019 to May 2019. There were no voyage charters in the year ended December 2020.

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

Charter Hire Expenses/Operating Lease Expenses

Charter hire expenses represent operating lease payments for vessels we bareboat chartered-in via operating lease agreements. Pursuant to the implementation of the new lease accounting standard (ASC 842) effective from January 1, 2019, we are required to present all expenses relating to operating leases in one line item under “Operating lease expenses”. Hence for the year ended December 31, 2019 “Operating lease expenses” is equal to the aggregate of “Bareboat charterhire expenses” and “Amortization of prepaid bareboat charter hire”, that referred to the same operating leases, as those that were presented under the previous accounting standard (ASC 840) in the year ended December 31, 2018.

On January 29, 2015 and March 31, 2015, we entered into SLBs for the M/T Stenaweco Energy and the M/T Stenaweco Evolution, respectively, with a duration of seven years. These SLBs were accounted for as operating leases. On December 18 and 20, 2019 we exercised the purchase options and terminated the operating leases on M/T Stenaweco Energy and M/T Stenaweco Evolution respectively and at the same time we consummated SLB agreements for both vessels with Oriental Fleet International Company Limited (“OFI”) that we accounted for as financings.

On December 1 and December 10, 2020, we sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air respectively to a third non-affiliated party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years. Since we do not have any option nor obligation to buy back the vessels we have accounted for the Navigare Lease as an operating lease.

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

Dry-docking Costs

Dry-docking costs relate to regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material, and the billing currency of the yard. Please see “Item 18. Financial Statements—Note 2—Significant Accounting Policies.” In the case of tankers, dry-docking costs may also be affected by new rules and regulations. For further information please see “Item 4. Information on the Company—B. Business Overview—Environmental Regulations.”

Management Fees—Related Parties

As from January 1, 2019, we have outsourced to CSI a related party controlled by the family of Mr. Evangelos J. Pistiolis, all operational, technical and commercial functions relating to the chartering and operation of our vessels. We outsourced the above functions pursuant to a letter agreement between CSI and Top Ships Inc. and management agreements between CSI and our vessel-owning subsidiaries on the same date, and each new vessel that entered our fleet after that date entered into a management agreement with CSI. See “Item 18. Financial Statements—Note 5—Transactions with Related Parties”.

General and Administrative Expenses

Our general and administrative expenses include executive compensation paid to Central Mare for the compensation of our executive officers and a number of administrative staff, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technical Officer as well as a number of administrative employees. For further information please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties.”

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

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

●	management of our accounting system and records and financial reporting;

●	administration of the legal and regulatory requirements affecting our business and assets; and

●	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

●	charter rates and periods of charter hire for our tankers;

●	utilization of our tankers (earnings efficiency);

●	levels of our tanker’s operating expenses and dry-docking costs;

●	depreciation and amortization expenses;

●	financing costs; and

●	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2020

The following table depicts changes in the results of operations for 2020 compared to 2019.

	Year Ended December 31,		change
	2019	2020	YE20 v YE19
	($ in thousands)		$	%
Total charter revenues	66,088	60,222	(5,866)	-9%
Voyage expenses	3,038	1,994	(1,044)	-34%
Operating Lease Expense	7,054	755	(6,299)	-89%
Vessel operating expenses	22,786	21,024	(1,762)	-8%
Dry-docking costs	399	356	(43)	-11%
Vessel Depreciation	12,392	13,174	782	6%
Management fees-related parties	2,443	5,627	3,184	130%
Other operating loss (Charter Termination Fees)	-	4,800	4,800	100%
General and administrative expenses	1,730	1,932	202	12%
Loss on sale of vessels	-	12,355	12,355	100%
Vessels Impairment charge	12,310	-	(12,310)	-100%
Operating income/(loss)	3,936	(1,795)	(5,731)	-146%
Interest and finance costs	(18,077)	(20,956)	(2,879)	16%
Gain/(loss) on financial instruments	1,601	(814)	(2,415)	-151%
Interest income	133	34	(99)	-74%
Impairment on unconsolidated joint ventures	(3,144)	-	3,144	-100%
Equity gain in unconsolidated joint ventures	778	713	(65)	-8%
Total other expenses, net	(18,709)	(21,023)	(2,314)	12%
Net loss	(14,773)	(22,818)	(8,045)	54%

Year on Year Comparison of Operating Results

1.	Revenues, Voyage expenses and Other vessel operating expenses

Revenues, Voyage expenses and Other vessel operating expenses decreased mainly due to the decrease in the number of vessels employed over the two comparable periods. During the year ended December 31, 2019 we employed on average 11.1 vessels, whilst in the same period of 2020 we employed on average 9.5 vessels, that resulted in decreases in all vessel related revenues and expenses.

2.	Operating lease expenses

During the year ended December 31, 2020, Operating lease expenses decreased by $6.3 million, or 89%, compared to the year ended December 31, 2019. This decrease was mainly due to the fact that during 2019 the operating lease expense referred to the operating leases on M/T Stenaweco Energy and M/T Stenaweco Evolution covering the period from January to November 2019, when the lease was terminated, while in 2020 operating lease expense refers to the Navigare Lease that started in December 2020.

3.	Management fees—related parties

During the year ended December 31, 2020, management fees to related parties increased by $3.2 million, or 130%, compared to the same period in 2019. This increase was mainly due to $3.4 million relating to purchase commissions as per our management agreement with Central Shipping Inc (“CSI”), a related party affiliated with the family of Mr. Evangelos J. Pistiolis that were absent in 2019. These increases were partially offset by a $0.2 million decrease in management fees relating mainly to the reduction of the number of vessels in our fleet, due to sales of vessels (please see below).

4.	Vessel depreciation

During the year ended December 31, 2020, vessel depreciation increased by $0.8 million, or 6%, compared to the year ended December 31, 2019 mainly due to an increase of $2.5 million in depreciation expense from the operation of vessels that we took delivery in 2020 (namely M/T Eco Los Angeles and M/T Eco City of Angels), an increase of $1.6 million in depreciation expense from the operation of vessels that we purchased in 2019 that were in operation throughout 2020 (namely M/T Stenaweco Energy and M/T Stenaweco Evolution) and an increase of $1.3 million in depreciation expense from the operation of vessels that we took delivery in 2019 that were in operation throughout 2020 (namely M/T Eco Marina Del Ray, M/T Eco Bel Air and M/T Eco Beverly Hills). These increases were partially offset by $4.6 million less depreciation expense, due to the fact that we sold 10 vessels in 2020 (please see below).

5.	Interest and Finance Costs

During the year ended December 31, 2020, interest and finance costs increased by $2.9 million, or 16%, compared to the year ended December 31, 2019 mainly due to an increase of $5.0 million in amortization of deferred finance fees due to the fact that in the year ended December 31, 2020 we accelerated the amortization of the unamortized balance of deferred financing fees of the AT Bank Facility, the AT Bridge Note, the ABN Facility, the Alpha Bank & Alpha Bank Top-Up facilities, the OFI Facility, the CMBFL Facility and the portion relating to M/T Eco California of the BoComm Leasing Facility due to their prepayment in 2020 ($5.5 million of accelerated deferred financing fees in total), while in 2019 we accelerated the amortization of the unamortized balance of deferred financing fees of Tranche C of the ABN Facility and of the NORD/LB Facility as part of its refinancing in July 2019 ($0.5 million of accelerated deferred financing fees in total).

The abovementioned increase was partially offset by a $1.3 million decrease in interest expense and a decrease of $0.5 million in amortization of deferred financing fees mainly relating to the vessels we sold in 2020 and a decrease of $0.3 million in amortization of debt discount due to the fact that in the year ended December 31, 2019 we recognized debt discount amortization relating to the convertibility features of the Family Trading Loan amounting to $0.3 million, absent in the respective period of 2020.

6.	(Loss)/Gain on derivative financial instruments

During the year ended December 31, 2020, fair value gain/(loss) on derivative financial instruments decreased by $2.4 million, or 151%, compared to the year ended December 31, 2019, mainly to due to $1.3 of swap termination losses due to the unwinding of our ABN and Alpha Bank swaps relating to the prepayment of the respective loan facilities in 2020 and due to the fact that in 2020 we realized no gains from the valuation of our 2014 Warrants (which expired in July 2019), while in 2019 we recognized $1.6 million of gains from said warrants. These losses were partially offset by a fair value gain on derivative financial instruments of $0.5 million from the valuation of our Class B Warrants we recorded in 2020.

7.	Vessels Impairment charge

As at December 12, 2019, the M/T Eco Fleet and M/T Eco Revolution met the criteria to be classified as assets held for sale according to guidance in ASC 360. Consequently, we treated the vessels including their inventories on board as assets held for sale and have classified them as a current asset measured at the lower of the carrying amounts and fair values less costs to sell, resulting in an impairment charge of $6.8 million for the M/T Eco Fleet and $5.5 million for the M/T Eco Revolution.

8.	Impairment on unconsolidated joint ventures

In December 2019, we wrote down our Investments in unconsolidated joint ventures to their fair value less costs to sell, resulting in an impairment charge of $3.1 million, pursuant to the Joint Ventures’ plan to sell the vessels.

9.	Loss on sale of vessels

During 2020 we sold the following vessels to unaffiliated third parties:

Vessel	Date Sold
M/T Stenaweco Energy	29/10/2020
M/T Stenaweco Evolution	03/11/2020
M/T Ecofleet	21/01/2020
M/T Eco Revolution	14/01/2020
M/T Stenaweco Excellence	14/10/2020
M/T Stenaweco Elegance	21/02/2020
M/T Eco Palm Desert	19/03/2020
M/T Eco California	09/11/2020
M/T Eco Bel Air	10/12/2020
M/T Eco Beverly Hills	01/12/2020

As a result of the abovementioned sales we recognized a loss from the disposal of vessels amounting to $12.4 million (Please see "Item 18. Financial Statements—Note 19— Loss on sale of vessels").

10.	Other operating loss

In connection with the abovementioned vessel sales, on January 15, January 21, March 9 and October 20, 2020 we terminated the time charters of M/T Eco Fleet, M/T Stenaweco Elegance, M/T Eco Palm Desert and M/T Eco California and incurred time charter termination fees amounting to $0.5 million, $1.9 million, $1.7 million and $0.7 million respectively.

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Note 2 to our consolidated financial statements included herein we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. However, we would not impair those vessels’ carrying value under our accounting impairment policy due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Furthermore during the year ended December 31, 2020 tanker values have been relatively stable.

As of December 31, 2020, we believe that the basic charter-free market values of our owned vessels held for use are higher than the vessels carrying value by approximately 1.6%.

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

All of our vessels are currently employed under long-term, time charters, the majority of which are above-market. For more information, see “Business Overview—Our Fleet.” We believe that in a sale of a majority of our vessels with charters attached, we would receive a premium over the vessels’ charter-free market value.

We refer you to the risk factor entitled “The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future” and the discussion herein under the heading “Risks Related to Our Industry.”

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

Impairment of vessels: We evaluate the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of our long-lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans and overall market conditions. If there are indications for impairment present, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. During the past years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

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

In order to perform the undiscounted cash flow test, we make assumptions about future charter rates, commissions, vessel operating expenses, dry-dock costs, fleet utilization, scrap rates used to calculate estimated proceeds at the end of vessels’ useful lives and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the ten year historical averages of the one-year, three-year and five-year time charter rates) over the remaining useful life of each vessel, which we estimate to be 25 years from the date of initial delivery from the shipyard. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation derived from the most recent twenty-year average consumer price index. Effective fleet utilization, average commissions, dry-dock costs and scrap values are also based on historical data.

In 2020 tanker values were relatively stable and as of December 31, 2020, the charter-free market value of each vessel in our fleet was higher than its carrying amount. As such we had no indicators of potential impairment and did not perform the undiscounted cash flow test for our Product tankers.

In December 2020 we classified our three newbuilding product tankers, M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) as held for sale. Since their carrying amount approximated their fair value less costs to sell, no impairment charge resulted from this reclassification. The vessels were sold on January 6, 2021 to a company affiliated with Mr. Evangelos J. Pistiolis.

We determined that there are no impairment indications for any vessels of our fleet. Hence, we didn’t write down any vessel to its fair value.

New accounting pronouncements: See “Item 18. Financial Statements—Note 2—Significant Accounting Policies –Recent Accounting Pronouncements.”

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

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt including SLBs secured by title on our vessels.  Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of December 31, 2020, we had a net indebtedness of $107.0 million, which after excluding unamortized financing fees amounts to a total indebtedness of $104.6 million. Also as of December 31, 2020, we had remaining contractual commitments for the acquisition of our fleet totaling $182.0 million. Finally, as of December 31, 2020, our cash and cash equivalent balances amounted to $23.3 million, held in U.S. Dollar accounts, $4.0 million of which are classified as restricted cash.

Pursuant to the sale of the M/T’s Eco Van Nuys (Hull No 2789), Eco Santa Monica (Hull No 2790) and Eco Venice Beach (Hull No 2791) on January 6, 2021 and the purchase of M/T Eco Oceano Ca (Hull No. 871) and 35% interest in M/T’s Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214) on the same date, we had remaining contractual commitments amounting to $211.2 million ($116.4 million payable in 2021 and $94.7 million payable in 2022).

As of the date of this annual report our remaining contractual commitments for the acquisition of our fleet are $ 154.6 million and available committed undrawn senior secured loan balances of $38.0 million and a credit line from a company affiliated with Mr. Evangelos J. Pistiolis of $23.8 million.

We expect to finance our unfinanced contractual commitments with operational cash flow, debt or equity issuances, or a combination thereof. If we are unable to arrange debt or equity financing, it is probable that we may also consider selling a vessel. The capital commitments noted above are non-recourse to us as the commitments are made by wholly owned subsidiaries whose performance is guaranteed by Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis. Hence in our opinion, will be able to finance our obligations in the next 12 months.

Working Capital Requirements and Sources of Capital

As of December 31, 2020, we had a working capital surplus (current assets less current liabilities) of $19.7 million.

Our operating cash flow for the remainder of 2021 is expected to increase compared to the same period in 2020, as the contribution of the two Suezmax tankers we will take delivery of in March and May will more than compensate the effect of the vessels sold in 2020.

Cash Flow Information

Cash and cash equivalents and restricted cash were $13.3 million and $23.3 million as of December 31, 2019 and 2020 respectively.

Net Cash from Operating Activities.

Net cash used in operating activities decreased by $13.2 million, or 69%, for 2020 to $6.0 million, compared to $19.2 million for 2019.

Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2020 totaled $31.8 million. This consisted mainly of $13.2 million of depreciation expenses, $12.4 million of losses from the sale of vessels, $6.3 million of amortization and write offs of deferred financing costs and $0.8 million of unrealized losses from the valuation of derivative financial instruments, offset by $0.7 million in gains in unconsolidated joint ventures and $0.2 million of other non-cash items. The cash inflow from operations was offset by a $3.8 million decrease in current liabilities, offset by a $0.8 million decrease in current assets.

Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2019 totaled $29.2 million. This consisted mainly of $12.4 million of depreciation expenses, $12.3 million of impairment of vessels held for sale, $3.1 of impairment on unconsolidated joint ventures, $2.1 million of amortization and write offs of deferred financing costs and debt discounts, $1.5 million of non-cash operating lease expenses offset by $1.5 million unrealized gains from the valuation of derivative financial instruments and $0.7 million in gains in unconsolidated joint ventures. The cash inflow from operations was supplemented by a $4.7 million increase in current liabilities.

Net Cash from Investing Activities.

Net cash provided by investing activities in the year ended December 31, 2020 was $181.3 million, consisting of $310.0 million net proceeds from sale of vessels and $19.6 million from the sale of investments in unconsolidated joint ventures (2017 Joint Venture (please see “Item 18. Financial Statements—Note 17— Investments in unconsolidated joint ventures”), partially offset by $120.8 million of cash paid for advances for vessels under construction and $27.5 million of cash paid for Investments in unconsolidated joint ventures (2020 Joint Venture).

Net cash used in investing activities in the year ended December 31, 2019 was $203.3 million, consisting mainly of $155.2 million cash paid for vessels under construction and $48.1 million cash paid for vessel acquisitions.

Net Cash from Financing Activities.

Net cash used in financing activities in the year ended December 31, 2020 was $177.3 million, consisting of, $252.1 of prepayments of long term debt, $60.9 million for consideration paid in excess of purchase price over book value of vessels, $24.6 million redemptions of Series E Shares, $17.4 million of scheduled debt repayments, $8.9 million of equity offering related costs, $1.9 million payments of financing costs and $1.4 million from the termination of Interest rate swaps. These outflows were partially offset by $129.7 million of proceeds from equity offerings and $60.2 million of proceeds from long term debt.

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

Please see Item 5. “Operating and Financial Review and Prospects—A. Operating Results” in our Annual Report on Form 20-F, filed on April 10, 2020 where the 2018 cash flow information may be found.

Debt Facilities

Please also see “Item 18. Financial Statements—Note 7—Debt.” for more detailed information.

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

The ABN Amro facility bore interest at LIBOR plus a margin of 3.90%, except for the Tranche C part of the facility that bore interest at LIBOR plus a margin of 3.75%. Tranche C of the ABN Facility was fully prepaid on January 17, 2019 using $18.5 million of proceeds from the BoComm Leasing Sale and Leaseback. The remaining ABN Facility was prepaid on January 14 and January 21, 2020 in connection with the sale of the M/T Eco Fleet and M/T Eco Revolution using $29.5 million of the proceeds from the sale.

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

AT Bank Senior Facility

On September 5, 2017, we entered into a credit facility with Amsterdam Trade Bank N.V. of Holland, or AT Bank, for $23.5 million to fund the delivery of M/T Eco Palm Desert, or the AT Bank Senior Facility, delivered in September 7, 2018. An amount of $9.0 million from the AT Bank Senior Facility was applied towards repayment of the AT Bank Predelivery Facility on September 4, 2018. The AT Bank Senior Facility is repayable in 20 consecutive quarterly installments.

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

AT Bank Bridge Note

On January 28, 2019, we entered into a credit facility with AT Bank for $10.5 million for general corporate purposes, or the AT Bank Bridge Facility. This facility was drawn down in full and the proceeds were used to repay the AT Bank Second Predelivery Facility. The facility was repayable on February 28, 2020. The AT Bank Bridge Facility contained restrictions on us providing guarantees other than for financing of new vessels and from paying any dividends or distributing any of its capital or redeeming any of its shares.

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

Financings Committed under Sale and Leaseback Agreements

The majority of the below SLBs contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including (i) a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75% and (ii) minimum free liquidity of $0.5 million per vessel at the guarantors level.

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

Cargill Sale and Leaseback

On June 29, 2018, we entered into a SLB and a five-year time charter with Cargill International SA, or Cargill, a non-affiliated party, for its newbuilding vessel M/T Eco Marina Del Ray (Hull No 8242) delivered in March 2019. Consummation of the SLB took place on the vessel’s delivery date. Following the sale, we have bareboat chartered back the vessel at a bareboat hire rate of $8,600 per day and simultaneously the vessel commenced its five-year time charter with Cargill. As part of this transaction, we have the obligation to buy back the vessel at the end of the five-year period for $22.7 million. The gross proceeds from the sale were $32.4 million.

Bank of Communications Financial Leasing Company (“BoComm Leasing”) Sale and Leaseback

On December 21, 2018, we entered into a SLB with BoComm Leasing, a non-affiliated party, for M/T Nord Valiant and M/T Eco California. Consummation of the SLB took place on January 17, 2019 for M/T Nord Valiant and on January 31, 2019 for M/T Eco California. Following the sale, we bareboat chartered back M/T Nord Valiant for five years and M/T Eco California for seven years at a bareboat hire rate of $5,875 per day and $6,550 per day, respectively. As part of this transaction, we have continuous options, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the SLBs were $21.7 million for M/T Nord Valiant and $24.1 million for M/T Eco California.

The SLB with BoComm Leasing contains a covenant requiring that there is no change of control of the Company, save with the prior written consent of BoComm Leasing.

On November 9, 2020, we exercised our purchase option on the M/T Eco California for $22.5 million and on the same date the vessel was sold to an unaffiliated third party.

China Merchants Bank Financial Leasing Co. Ltd. ("CMBFL") Sale and Leaseback

On December 3, 2018, we entered into an SLB with CMBFL, a non-affiliated party, for M/T Eco Bel Air and M/T Eco Beverly Hills. Consummation of the SLB took place on April 4 and May 9, 2019, respectively. Following the sale, we bareboat chartered back the vessels for a period of seven years at a bareboat hire rate of $1.5 million per quarter per vessel. As part of this transaction, we had continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale were $91.4 million for both vessels.

The SLB with CMBLF contained a representation requiring us, throughout the sale and leaseback period, to remain listed on the Nasdaq exchange and requiring that there is no change in our controlling shareholder. Violation of this ongoing representation would result in a covenant breach.

On December 1 and December 10, 2020, we exercised our purchase options on the M/T Eco Beverly Hills and the M/T Eco Bel Air respectively by paying $82.6 million for both vessels. The vessels were sold and leased back on the same dates to unaffiliated third parties.

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

The amortizations of the OFI facility are as follows:

●	for M/T Stenaweco Excellence: 120 consecutive monthly installments of $160,000 commencing from draw down, and a balloon payment of $6.4 million payable together with the last installment,

●	for M/T Stenaweco Energy: 120 consecutive monthly installments of $131,000 commencing from draw down, and a balloon payment of $5.7 million payable together with the last installment,

●	for M/T Stenaweco Evolution: 120 consecutive monthly installments of $153,000 commencing from draw down, and a balloon payment of $6.1 million payable together with the last installment,

As part of this transaction, we had continuous options, to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option was exercised and at the end of the ten-year period, we had an obligation to buy back the vessels at a cost represented by the balloon payment. The gross proceeds from the sale of the M/T Stenaweco Excellence were $25.6 million, for M/T Stenaweco Energy $21.4 million and for M/T Stenaweco Evolution $24.4 million.

The SLB with OFI contained a covenant requiring us, throughout the sale and leaseback period, to remain listed on the Nasdaq exchange and requiring that there is no change of control of the Company, save with the prior written consent of OFI.

On October 14, October 29 and November 3, 2020, we exercised our purchase options and purchased the M/T Stenaweco Excellence, the M/T Stenaweco Energy and the M/T Stenaweco Evolution for $23.0 million, $19.8 million and $22.6 million respectively. The vessels were sold on the same dates to unaffiliated third parties.

AVIC International Leasing Co., Ltd ("AVIC") Sale and Leaseback

On September 30, 2019 the owning companies of the M/T Eco Los Angeles and M/T Eco City of Angels entered into an SLB with AVIC, a non-affiliated party, for their newbuilding vessels M/T Eco Los Angeles and M/T Eco City of Angels. Consummation of the SLB and drawdown of funds took place on the vessels’ delivery dates from the shipyard of February 10 and February 17, 2020, respectively. Following the sale, we bareboat chartered back the vessels for a period of ten years at a bareboat hire rates of $9,435 per day for the first five years and $9,090 per day for the next five years per day per vessel, with a balloon installment of $11.3 million for each vessel on the final charter hire date. As part of this transaction, we have continuous options, after the second year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised and at the end of the ten year period we have an obligation to buy back the vessels at a cost represented by the balloon payment. The gross proceeds from the sale amounted to $60.2 million for both vessels.

The SLB with AVIC contains a covenant requiring that there is no change of control of the Company, save with the prior written consent of AVIC.

Covenant Compliance

As of December 31, 2020, we were in compliance with all covenants with respect to our sale and leaseback agreements. The fair value of debt outstanding on December 31, 2020, after excluding unamortized financing fees, amounted to $107.8 million when valuing the Cargill, BoComm and AVIC SLBs on the basis of the Commercial Interest Reference Rates as applicable on December 31, 2020.

Operating Leases

Please see “Item 18. Financial Statements—Note 6—Leases.” for more detailed information.

Other Developments

On December 1 and December 10, 2020, we sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air respectively to a third non-affiliated party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. We do not have any option nor obligation to buy back the vessels. The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. Part of these covenants is a requirement to maintain a minimum liquidity of $4 million at all times which is certified bi-annually. As of December 31, 2020, we comply with all covenants of the Navigare Lease.

COVID-19 Outbreak

The outbreak of COVID-19, which originated in China in December 2019 and subsequently spread to most developed nations of the world, has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil, refined petroleum products and LNG. We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. The scale and duration, as well as the impact of these factors remain uncertain but could have a material impact on our earnings, cash flow and financial condition for 2021.

C.          Research and Development, Patents and Licenses, Etc.

Not applicable.

D.         Trend Information

For industry trends, refer to industry disclosure under “Item 4. Information on the Company—B. Business Overview.”

E.         Off-Balance Sheet Arrangements

On December 10, 2020, we entered into a corporate guarantee agreement with Alpha Bank of Greece in respect of the obligations of our 50% subsidiary California 19 Inc. and California 20 Inc. under the Loan Agreement dated March 12, 2020 for a secured loan facility of $37.7 million ($18.8 million for each vessel) for the financing of M/T Eco Yosemite Park and M/T Eco Joshua Park (the “Alpha Corporate Guarantee”). We assign no probability of default to said loan agreements and hence we have not established any provisions for losses relating to this matter.

F.         Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2020 in millions of U.S. dollars:

		Payments due by period
			1-3	3-5	More than
Contractual Obligations:	Total	Less than 1 year	years	years	5 years

Long term debt A	$106.9	$5.7	$12.5	$48.1	$40.6
Interest related to long term debt B	$33.8	$6.4	$11.8	$6.5	$9.1
Vessel Management Fees to CSI C	$6.0	$1.5	$4.5	$0.0	$0.0
Vessel acquisitions D	$182.0	$182.0	$0.0	$0.0	$0.0
Operating leases E	$51.3	$12.2	$22.3	$16.8	$0.0
Total	$380.0	$207.8	$51.1	$71.4	$49.7

A.         Relates to the principal repayments of our Long term debt (see “Item 18. Financial Statements—Note 7—Debt.”).

B.         Relates to interest payments of our Long term debt based on our facilities’ fixed interest rates, since all of our facilities were not subject to floating interest rates (see “Item 18. Financial Statements—Note 7—Debt.”).

C.         Relates to our obligation for monthly management fees under our letter agreement with CSI for all the vessels in our fleet. These fees also cover the provision of services rendered in relation to the maintenance of proper books and records and services in relation to financial reporting requirements under SEC and NASDAQ rules (see "Item 18. Financial Statements—Note 5—Transactions with Related Parties").

D.         Relates to the remaining payments for the acquisition of our five newbuilding vessels, namely M/T’s Eco Van Nuys (Hull No 2789), Eco Santa Monica (Hull No 2790), Eco Venice Beach (Hull No 2791), Eco West Coast (Hull No 865) and Eco Malibu (Hull No 866). Note that after the VLCC transaction on January 6, 2021 our contractual obligations for vessel acquisitions will be $211.1 million, $116.4 million in 2021 and $94.7 in 2022 (see "Item 18. Financial Statements—Note 8— Commitments and Contingencies").

E.         Relates to the bareboat hire payable for M/T Eco Bel Air and M/T Eco Beverly Hills.

Other Contractual Obligations:

We have entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, pursuant to which Central Mare furnishes our four executive officers. These agreements were entered into following the termination of prior employment agreements. Please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties”.

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

G.         Safe Harbor

Forward-looking information discussed in Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see “Cautionary Statement Regarding Forward-Looking Statements” in this annual report.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Members of our Board of Directors are elected annually on a staggered basis and each director elected holds office for a three-year term.

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	48	Director, President, Chief Executive Officer
Alexandros Tsirikos	47	Director, Chief Financial Officer
Konstantinos Patis	47	Chief Technical Officer
Vangelis G. Ikonomou	56	Chief Operating Officer
Konstantinos Karelas	48	Independent Non-Executive Director
Stavros Emmanuel	78	Independent Non-Executive Director
Paolo Javarone	47	Independent Non-Executive Director

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

Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos is a U.K. qualified Chartered Accountant (ACA) and has been employed with TOP Ships Inc. since July 2007 as our Corporate Development Officer. Prior to joining TOP Ships Inc., Mr. Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team, thereby drawing experience both from consulting as well as auditing. As a member of PwC’s Advisory team, he led and participated in numerous projects in the public and the private sectors, including strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the PwC’s Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master’s of Science in Shipping Trade and Finance from City University of London and a bachelor’s degree with honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.

Konstantinos Patis has served as our Chief Technical Officer since January 2018. Mr. Patis holds a Master’s of Science and a Bachelor’s degree, both in Marine Engineering from the University of Newcastle upon Tyne in the UK, as well as a Bachelor’s degree in Naval Architecture from the Technological Educational Institute of Athens, in Greece. He started his carrier in 1997 acting as a Superintendent Engineer, thereafter as Fleet Manager and from 2014 as Technical Manager in various ship management companies in Greece, like Cyprus Sea Lines, Technomar Shipping, Aeolian Investments, Arion Shipping operating diverse fleets of Tankers, Bulk Carriers and Containers and was involved in the technical supervision, repairs, dry docks and construction of new projects.

Vangelis G. Ikonomou is our Chief Operating Officer. Prior to joining us, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Master’s degree in Shipping Trade and Finance from the City University Business School in London, a bachelor’s degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Konstantinos Karelas has served on our Board of Directors and has been member of the Audit Committee since April 2014. Since 2008, Mr. Karelas has served as the President and CEO of Europe Cold Storages SA, one of the leading companies in the field of refrigeration logistics.

Stavros Emmanuel has served on our Board of Directors since December 31, 2017 and has been member of the Audit Committee since December 2018. Captain Stavros Emmanuel has 47 years of experience in the shipping industry and expertise in operation and chartering matters. He obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropyrgos, Greece and earned a Master Mariners degree in 1971. He has worked in various management capacities at Compass United Maritime and Primal Tankers Inc. From 2004 to 2009 he was our Chief Operating Officer. After leaving us, Captain Stavros Emmanuel has been an independent advisor to various shipping companies.

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

B.         Compensation

On September 1, 2010, we entered into separate agreements with Central Mare, pursuant to which Central Mare furnishes our four executive officers as described below. During the fiscal year ended December 31, 2020, we paid to the members of our senior management and to our director’s aggregate compensation of $0.4 million. We do not have a retirement plan for our officers or directors and we did not issue any stock options or other securities to them as part of compensation for the fiscal year ended December 31, 2020.

Under the terms of the agreement for the provision of our Chief Executive Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2014 and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Chief Executive Officer’s employment is terminated without cause, he is entitled to certain personal and household security costs. If he is removed from our Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare’s rights to pursue damages for such termination. In the event of a change of control, the Chief Executive Officer is entitled to receive a cash payment of ten million Euros. The agreement also contains death and disability provisions. In addition, the Chief Executive Officer is subject to non-competition and non-solicitation undertakings.

Under the terms of the agreement for the provision of our Chief Operating Officer, we are obligated to pay annual base salary and additional incentive compensation as determined by our Board of Directors. The initial term of the agreement expired on August 31, 2011 and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control, he is entitled to receive a cash payment of three years’ annual base salary. The agreement also contains death and disability provisions. In addition, our Chief Operating Officer is subject to non-competition and non-solicitation undertakings.

Under the terms of the agreement for the provision of our Chief Financial Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2012, and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Chief Financial Officer is removed from our Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare’s rights to pursue damages for such termination. In the event of a change of control, our Chief Financial Officer is entitled to receive a cash payment equal to three years’ annual base salary. The agreement also contains death and disability provisions. In addition, our Chief Financial Officer is subject to non-competition and non-solicitation undertakings.

Under the terms of our agreement for the provision of our Chief Technical Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2011, however the agreement is being automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control, the Chief Technical Officer is entitled to receive a cash payment equal to three years’ annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

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

C.         Board Practices

Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have two executive directors and three independent non-executive directors. The term of our Class II directors, Paolo Javarone and Konstantinos Karelas, expires at the annual general meeting of shareholders in 2021. The term of our Class III director, Alexandros Tsirikos, expires at the annual general meeting of shareholders in 2022.The term of our Class I directors, Stavros Emmanuel and Evangelos J. Pistiolis expires at the annual general meeting of shareholders in 2023.

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

Our compensation committee and nominating and governance committees are currently composed of the following three members: Konstantinos Karelas, Paolo Javarone and Stavros Emmanuel. The compensation committee carries out our Board of Directors’ responsibilities relating to compensation of our executive and non-executive officers and provides such other guidance with respect to compensation matters as the committee deems appropriate. The nominating and governance committee assists our Board of Directors in: (i) identifying, evaluating and making recommendations to our Board of Directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill vacancies on our Board of Directors; (ii) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to us; and (iii) reviewing our overall corporate governance and recommending improvements to our Board of Directors from time to time.

As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. domestic companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on Nasdaq, please see Item 16G of this Annual Report.

D.         Employees

We have only one direct employee while our four executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2018, 2019 and 2020, we employed 173, 269 and 136 sea going employees, indirectly through our Fleet Managers.

E.         Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders

The following table sets forth the beneficial ownership of our voting securities, comprised of our common shares and Series D Preferred Shares, as of the date of this annual report, held by: (i) each person or entity that we know beneficially owns 5% or more of our common shares and (ii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All shareholders of common stock are entitled to one vote for each common share held and holders of our Series D Preferred Shares are entitled to 1,000 votes per Series D Preferred share held.

Name and Address of Beneficial Owner(2)	Number of Shares Owned	Percentage of Class	Percentage of Total Voting Power
Lax Trust (1)	100,000 Series D Preferred Shares (3)	100%	73.7%
	11,264 Series E Preferred Shares	100%
Executive officers, directors and key employees	100,000 Common Stock	0.3%	0.1%

____________

(1)         The above information is derived, in part, from the Schedule 13D/A filed with the SEC on September 4, 2020. The Lax Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The above percentage of total voting power is based on 151,095,972 eligible votes, which is calculated by taking the sum of (i) 39,831,972 common shares outstanding (one vote per common share held), (ii) 100,000,000 votes carried by the outstanding Series D Preferred Shares (1,000 votes per Series D Preferred Share held) and (iii) 11,264,000 votes carried by the outstanding Series E Preferred Shares (1,000 votes per Series E Preferred Share held). The 11,264 Series E Preferred Shares held by Family Trading may be converted to 10,147,748 common shares under certain circumstances. Pursuant to a Standstill Agreement, dated August 20, 2020, Family Trading agreed not to convert any of its Series E Preferred Shares into common shares until August 20, 2021, other than in connection with a change of control of us.

(2)         Morgan Stanley and Hudson Bay Management LP each reported holdings in excess of 5% on Schedule 13G or amendments to Schedule 13G during 2020. Due to subsequent issuances and sales of our common shares, we no longer believe these shareholders have at least a 5% interest in the Company based on the number of shares reported on each reporting persons Schedule 13G or any amendments thereto.

(3)         As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters entered in connection with the lease, under certain circumstances, and in exchange, we amended the Certificate of Designations governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease.

As of April 19, 2021, we had two shareholders of record, which were located in the United States and held an aggregate of 39,831,972 our common shares, representing 100% of our outstanding common shares. However, one of the U.S. shareholder of record is Cede & Co., which held our common shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.         Related Party Transactions

Please also see “Item 18. Financial Statements—Note 5—Transactions with Related Parties.”

(a) Central Mare– Executive Officers and Other Personnel Agreements

On September 1, 2010, we entered into separate agreements with Central Mare, a related party affiliated with the family of our President, Chief Executive Officer and Director, Mr. Evangelos J. Pistiolis, pursuant to which Central Mare provides us with our executive officers (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Chief Operating Officer).

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2018, 2019 and 2020 are $2.3 million, $0.3 million, and $0.3 million respectively.

(b) Central Shipping Monaco SAM (“CSM”) – Letter Agreement and Management Agreements

On March 10, 2014, we entered into a letter agreement, or the Letter Agreement, with CSM, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, and on March 10, 2014 and June 18, 2014 we entered into management agreements, or Management Agreements, between CSM and our vessel-owning subsidiaries respectively. The Letter Agreement could only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the Letter Agreement.

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

CSM provided, at cost, all accounting, reporting and administrative services. Finally, the Letter Agreement provided for a performance incentive fee for the provision of management services to be determined at our discretion. The Management Agreements had an initial term of five years, after which they would have continued to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the Management Agreements, all fees payable to CSM were adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and if CPI is less than 2% then a 2% increase was effected.

The fees charged by and expenses relating to CSM for the year ended December 31, 2018 were $8.9 million. For the year ended December 31, 2018, CSM also charged us newbuilding supervision related pass-through costs amounting to $1.0 million. On January 1, 2019, we terminated the letter agreement with CSM without incurring any penalties.

(c) Central Shipping Inc (“CSI”) – Letter Agreement and Management Agreements

On January 1, 2019, we entered into a letter agreement with CSI (“CSI Letter Agreement”), a related party affiliated with the family of Mr. Evangelos J. Pistiolis and on the same date we entered into management agreements, or the CSI Management Agreements, between CSI and our vessel-owning subsidiaries respectively. The CSI Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the CSI Letter Agreement.

Pursuant to the CSI Letter Agreement, as well as the CSI Management Agreements concluded between CSI and our vessel-owning subsidiaries, we pay a management fee of $561 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the CSI Management Agreements provide for payment to CSI of: (i) $510 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of our newbuilding vessels while the vessels are under construction, for which we pay CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSI provides, at cost, all accounting, reporting and administrative services. Finally, the CSI Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at our discretion. The CSI Management Agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the CSI Management Agreements, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and if CPI is less than 2% than a 2% increase is effected.

The fees charged by and expenses relating to CSI for the years ended December 31, 2019 and 2020 were $4.2 million and $12.3 million respectively. For the years ended December 31, 2019 and 2020, CSI also charged us newbuilding supervision related pass-through costs amounting to $1.0 and $1.0 million respectively.

(d) Issuance of Series E Preferred Shares to Family Trading Inc (“Family Trading”)

On March 29, 2019 we entered into a stock purchase agreement with Family Trading pursuant to which we exchanged the outstanding principal, fees and interest of the Further Amended Family Trading Credit Facility with 27,129 Series E Preferred Shares. As of December 31, 2020, pursuant to the terms of the Series E Preferred Shares we owed $0.9 million of dividends to Family Trading. For more information about Series E Preferred Shares please see “Item 10. Additional Information—B. Memorandum and Articles of Association.

On June 30, 2019, we issued 1,029 Series E Shares for the payment of dividends accumulated since the original issuance of the Series E Preferred Shares through June 30, 2019.

From July 25, 2019 to March 19, 2020, we redeemed 33,798 of Series E Preferred Shares for an aggregate purchase price of $38.9 million.

On February 17, 2020, we issued 16,004 Series E Preferred Shares to Family Trading, as settlement of the consideration outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from Mr. Evangelos J. Pistiolis, and for dividends payable to Family Trading Inc. under already outstanding Series E Preferred Shares.

On June 30, 2020, we issued 900 Series E Preferred Shares to Family Trading, as settlement for dividends payable to Family Trading Inc. under already outstanding Series E Preferred Shares.

(e) Vessel Acquisitions from affiliated entities

From January 31, 2018 to January 6, 2021 we entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis. As of December 31, 2020, we owe $1.2 million to the previous owners of the newbuilding vessels. For more information on these vessel acquisitions please see “Item 18. Financial Statements—Note 1— Basis of Presentation and General Information.” and “Item 4. Information On The Company - A.         History and Development of the Company –Recent Developments.”

(f) Charter Parties with Central Tankers Chartering Inc (“Central Tankers Chartering”)

On May 4, 2020 we acquired from entities affiliated with Mr. Evangelos J. Pistiolis three Marshall Island companies that owned for the newbuilding vessels M/T Eco Van Nuys, M/T Eco Santa Monica and M/T Eco Venice Beach, due for delivery in the first quarter of 2021. These companies were each a party to a time charter party with Central Tankers Chartering, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, The time charters were for a firm period of five years at a daily rate of $16,200 with two optional years at daily rates of $17,200 and $18,200 respectively, at Central Tankers Chartering’s option and would have commenced upon each vessel’s delivery from the shipyard in the first quarter of 2021.On January 6, 2021 the abovementioned companies were sold as part of the VLCC Transaction.

On January 6, 2021 we acquired a shipowning company from an entity affiliated with Mr. Evangelos J. Pistiolis that owned a newbuilding Suezmax tanker due for delivery in February 2022 which was party to a time charter, with Central Tankers Chartering Inc, for a firm duration of five years at a gross daily rate of $32,450, with two optional years at $33,950 and $35,450 at Central Tankers Chartering’s option. The time charter will commence on the vessel’s delivery. As of December 31, 2020, there were no amounts due to Central Tankers Chartering.

(g) Personal Guarantees by Mr. Evangelos J. Pistiolis and Related Amendments to the Series D Preferred Shares.

As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters connected to the lease, under certain circumstances, and in exchange, we agreed to indemnify him for any losses suffered as a result of the guarantee provided, and we amended the Certificate of Designations governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by the Company’s Board of Directors, including all three independent directors.

C.         Interests of Experts and Counsel

Not applicable.

ITEM 8.         FINANCIAL INFORMATION.

A.         Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements.”

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

On August 1, 2017, we received a subpoena from the U.S. Securities and Exchange Commission (“SEC”) requesting certain documents and information in connection with offerings we made between February 2017 and August 2017. We provided the requested information to the SEC in response to that subpoena. On September 26, 2018 and on October 5, 2018 we received two additional subpoenas from the SEC requesting certain documents and information in connection with the previous subpoena we received on August 1, 2017. We provided the requested information to the SEC in response to these subpoenas. The SEC investigation is ongoing and we continue to cooperate with the SEC in its investigation. Our last communication with the SEC was in February 2019. We are unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation or what impact, if any, the cost of responding to the SEC’s investigation or its ultimate outcome might have on our financial position, results of operations or liquidity.

On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JFB)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) us and two of our executive officers. The complaint was brought on behalf of an alleged class of those who purchased our common stock between January 17, 2017 and August 22, 2017, and alleges that we and two of our executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016 (JFB)(SIL)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. By order dated July 20, 2018, the court consolidated the two actions under docket no. 2:17-cv-04987 and appointed lead plaintiffs for the consolidated action. On September 18, 2018, the plaintiffs filed a consolidated amended complaint. The amended complaint purports to be brought on behalf of shareholders who purchased our common stock between November 23, 2016 and April 3, 2018, makes allegations similar to those made in the original complaints, seeks similar relief as the original actions, and alleges that some or all the defendants violated sections 9, 10(b), 20(a), and/or 20A of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. All defendants filed motions to dismiss the amended complaint on March 25, 2019. Plaintiffs filed a consolidated opposition to defendants’ motions to dismiss on May 24, 2019. Defendants filed replies in further support of the motions to dismiss on June 28, 2019. In a Memorandum Decision and Order dated August 3, 2019, the Court granted defendants’ motions to dismiss under Rule 12(b)(6) and denied Plaintiffs’ request for leave to amend. On August 7, 2019, the Court entered judgment dismissing the case. Plaintiffs filed a notice of appeal on August 26, 2019. Plaintiffs/appellants filed their opening brief on the appeal on October 25, 2019. Defendants/appellees filed their response briefs on November 26 and November 27, 2019, and plaintiffs/appellants filed their reply brief on December 11, 2019. The Court of Appeals held oral argument on March 10, 2020 and took the matter under advisement. On April 2, 2020, the Court of Appeals issued a summary order affirming the District Court’s decision dismissing Plaintiffs’ claims and denying leave to amend and the case is now officially concluded in our favor.

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

Dividend Distribution Policy

The declaration and payment of any future special dividends shall remain subject to the discretion of our Board of Directors and shall be based on general market and other conditions including our earnings, financial strength and cash requirements and availability. Further, until the AT Bank Bridge Facility was fully prepaid in March 2020 we couldn’t pay any cash dividends to any class of our common shares.

B.         Significant Changes

All significant changes have been included in the relevant sections.

ITEM 9.         THE OFFER AND LISTING.

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since July 23, 2004, the primary trading market for our common shares has been Nasdaq on which our shares are now listed under the symbol “TOPS.”

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

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 39,831,972 shares were issued and outstanding as of the date of this annual report and 20,000,000 preferred shares with par value of $0.01, of which 100,000 Series D Preferred Shares and 11,264 Series E Preferred Shares were issued and outstanding as of the same date. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

On September 14, 2016, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of September 22, 2016, by and between us and Computershare Trust Company, N.A., as rights agent (now taken over by our new transfer agent, AST), described below under the section entitled “—Stockholders Rights Agreement”. In connection with the Stockholders Rights Agreement, we designated 1,000,000 shares as Series A Participating Preferred Stock, none of which are outstanding as of the date of this annual report.

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

Description of Series D Preferred Shares

On May 8, 2017, we issued 100,000 shares of Series D Preferred Shares to Tankers Family Inc., a company controlled by Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, for $1,000 pursuant to a stock purchase agreement. Each Series D Preferred Share has the voting power of one thousand (1,000) common shares.

On April 21, 2017, we were informed by ABN Amro Bank that we were in breach of a loan covenant that requires that any member of the family of Mr. Evangelos J. Pistiolis, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of our outstanding Common Shares. ABN Amro Bank requested that either the family of Mr. Evangelos J. Pistiolis maintain an ownership interest of at least 30% of the outstanding common shares or maintain voting rights interests of above 50% in us. In order to regain compliance with the loan covenant, we issued the Series D Preferred Shares.

The Series D Preferred Stock has the following characteristics:

Conversion. The Series D Preferred Shares are not convertible into common shares.

Voting. Each Series D Preferred Share has the voting power of 1,000 common shares. As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters entered in connection with the lease, under certain circumstances, and in exchange, we amended the Certificate of Designations governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease.

Distributions. The Series D Preferred Shares shall have no dividend or distribution rights.

Maturity. The Series D Preferred Shares shall expire and all outstanding Series D shares shall be redeemed by us for par value on the date that any financing facility with any financial institution, which requires that any member of the family of Mr. Evangelos J. Pistiolis maintains a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of our issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable. Currently the SLBs with Bocomm Leasing, AVIC and Navigare, as well as the senior secured loan with ABN Amro have similar provisions that are satisfied via the existence of the Series D Shares.

Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of our Company, the Series D Preferred Shares shall have a liquidation preference of $0.01 per share.

The description of the Series D Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement, Certificate of Designation of the Series D Preferred Shares, and Certificate of Amendment to the Certificate of Designation. Copies of the Securities Purchase Agreement and Certificate of Designation of the Series D Preferred Shares have been filed as exhibits to our Report on Form 6-K filed with the SEC on May 8, 2017. The Certificate of Amendment to the Certificate of Designation was filed as an exhibit to our Report on Form 6-K filed with the SEC on December 4, 2020.

Description of Series E Convertible Preferred Stock

On April 1, 2019, we announced the sale of 27,129 newly issued Series E Preferred Shares at a price of $1,000 per share to Family Trading in exchange for the full and final settlement of the loan facility between our Company and Family Trading dated December 23, 2015, as amended.

On June 30, 2019, we issued 1,029 Series E Shares for the payment of dividends accumulated since the original issuance of the Series E Preferred Shares through June 30, 2019.

From July 25, 2019 to March 19, 2020, we redeemed 33,798 of Series E Preferred Shares for an aggregate purchase price of $38.9 million. On February 17, 2020 we issued 16,004 Series E Preferred Shares to Family Trading Inc., as settlement of the consideration outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from parties affiliated with Mr. Pistiolis, and for dividends payable to Family Trading Inc. under already outstanding Series E Preferred Shares. On June 30, 2020, we issued 900 Series E Preferred Shares to Family Trading, as settlement for dividends payable to Family Trading Inc. under already outstanding Series E Preferred Shares.

As of the date of this annual report, there were 11,264 shares of Series E Preferred Shares outstanding.

The Series E Preferred Shares have the following characteristics:

Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into our common shares at the conversion rate then in effect. Each Series E Preferred Shares is convertible into the number of our common shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices: (i) $500, (ii) 80% of the lowest daily VWAP of our common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of our then outstanding convertible shares or warrants, (iv) the lowest issuance price of our common shares in any transaction from the date of the issuance the Series E Preferred Shares onwards. All conversions are subject to a floor of $0.60 (the “Floor Price”), which is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares.

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

Redemption.  We at our option shall have the right to redeem a portion or all of the outstanding Series E Preferred Shares. We shall pay an amount equal to one thousand dollars ($1,000) per each Series E Preferred Shares, or the Liquidation Amount, plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, we shall first provide one business day advance written notice to the holders of our intention to make a redemption, or the Redemption Notice, setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of its Series E Preferred Shares. Upon the expiration of the one business day period, we shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.

The Series E Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series E Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Preferred Shares computed on the basis of a 365-day year and the actual days elapsed.

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

The description of the Series E Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement and Certificate of Designation of the Series E Preferred Shares. Copies of the Securities Purchase Agreement and Statement of Designation of the Series E Preferred Shares have been filed as exhibits to our Report on Form 6-K filed with the SEC on April 1, 2019.

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

Dissenters’ Rights of Appraisal and Payment

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

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates. On November 20, 2014, we amended our Amended and Restated By-Laws to provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other of our employees or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision of our By-Laws does not apply to actions arising under U.S. federal securities laws.

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

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board of Directors. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more.

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

Exercisability. The Rights are not exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding common shares.

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

For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of our outstanding common shares, the Rights Agreement “grandfathers” their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Series A Preferred Share Provisions

Each one one-thousandth of a Series A Preferred Share, if issued, will, among other things:

●	not be redeemable;

●

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

●	entitle holders to one vote on all matters submitted to a vote of our shareholders.

The value of one one-thousandth interest in a Series A Preferred Share should approximate the value of one common share.

Consequences of a Person or Group Becoming an Acquiring Person.

●

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

●

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

●

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

2014 Warrants

Our 2014 Warrants contained certain anti-dilution provisions, which were triggered as a result of reverse stock splits, the Series B Transaction, the Equity Line Offering, the Series C Transaction, the First Purchase Agreement, the Second Purchase Agreement and Amended Family Trading Credit Facility. On July 31, 2019, all outstanding 2014 Warrants expired and as of that date, an aggregate 4,621,611 of the 2014 Warrants were exercised for a total issuance of 13,920 common shares.

2018 Warrants

On October 26, 2018, we priced a public offering of 4,000 common shares, and warrants to purchase 7,000 common shares, or the 2018 Warrants, at $750 per common share and $0.005 per warrant. The 2018 Warrants had an exercise price of $750 per share and expired four months from the date of issuance. By February 25, 2019, all of the 2018 Warrants had been exercised for 7,000 common shares and gross proceeds of $3.8 million.

Traditional Warrants

On September 13, 2019, we closed an underwritten public offering of an aggregate of 63,200 common shares or Pre-Funded Warrants, Traditional Warrants to purchase up to 71,600 of our common shares and an overallotment option of up to 9,480 common shares. Each Traditional Warrant entitled the holder to purchase either 0.04 common shares upon a cash exercise or 0.028 common shares upon a cashless exercise. Each Traditional Warrant had an exercise price of $204.75. The Traditional Warrants expired on December 31, 2019. From September 13 to December 31, 2019, 49,803 common shares were issued pursuant to the cashless exercise of 1,778,700 Traditional Warrants.

2019 Class A Warrants and Class B Warrants

On November 6, 2019, concurrently with the November 2019 Registered Offering described above, we commenced a private placement whereby we issued and sold warrants to purchase up to 336,000 of our common shares. One-half of the warrants expired on the eight-month anniversary of the date of issuance of the common shares sold under the November 2019 Registered Offering (the Class A Warrants) and one-half of the warrants will expire on the eighteen-month anniversary of the date of issuance of the common shares sold under the November 2019 Registered Offering (the Class B Warrants).

Each Class A Warrant was immediately exercisable as of the date of issuance of the common shares sold under the November 2019 Registered Offering (the “Exercise Date”) at an exercise price of $50.00 per share (as adjusted, and subject to further adjustment). In addition, the Class A Warrants could be exercised on a cashless basis beginning on the earlier of (i) 30 days from the closing date and (ii) the trading day on which the aggregate trading volume of our common shares since November 6, 2019 was equal to more than three times the number of common shares offered pursuant to the Purchase Agreement (the “Cashless Date”) if the VWAP of the common shares on any Trading Day on or after the Cashless Date failed to exceed $80 on such date (as adjusted, and as may be further adjusted). The number of common shares issuable in such cashless exercise was 40% of a common share that would be issuable upon exercise of the Class A Warrant in accordance with its terms if such exercise were by means of a cash exercise. No fractional common shares would have been issued in connection with the exercise of a Class A Warrant. In lieu of fractional shares, we would have paid the holder an amount in cash equal to the fractional amount multiplied by the exercise price. Between January 22 and February 22, 2020, all of the Class A Warrants (4,200,000) were exercised on a cashless basis into 67,200 of our common shares.

Each Class B Warrant is exercisable as of the Exercise Date and until May 7, 2021, at an exercise price of $1.11 per share (as adjusted as of April 20, 2021, and subject to further adjustment), subject to a floor price of $1.00. The Class B Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the Class B Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the Class B Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Class B Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Class B Warrant.

The Class B Warrants entitle their holders to purchase 0.040 common shares upon a cash exercise. The Class B Warrants have a number of round down protection measures embedded in the warrant agreement that provide for a downward adjustment of the exercise price of each warrant share in the case we issue common shares or any other options, convertible securities, warrants or such other similar securities (please see “Item 18. Financial Statements—Note 9—Common and Preferred Stock, Additional Paid-In Capital and Dividends”). During the year ended December 31, 2020, no Class B Warrants were exercised.

C.         Material Contracts

We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Financing Commitments under Sale and Leaseback Arrangements,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, “Item 18. Financial Statements—Note 5—Transactions with related parties”, “Item 18. Financial Statements—Note 6—Leases” and “Item 18. Financial Statements—Note 7—Debt “ for a discussion of our material agreements that we have entered into outside the ordinary course of our business.

Certain of these material agreements that are to be performed in whole or in part at or after the date of this annual report are attached as exhibits to this annual report. Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.          Exchange controls

The Marshall Islands impose no exchange controls on non-resident corporations.

E.         Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for the alternative minimum tax or the “base erosion and anti-avoidance” tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who own hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of common shares.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Tax Consequences

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non-U.S. Holders, each as defined below, of our common shares. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (the “Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in “Item 4. Information on the Company—B. Business Overview.” above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to TOP Ships Inc. and its subsidiaries on a consolidated basis.

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)         we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and

(2)         either

A.         more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual a “qualified shareholder” and such individuals collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

B.         our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands and Liberia, the jurisdictions where we and our ship-owning subsidiaries are incorporated, each grant an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Based on information provided in Schedule 13D and Schedule 13G filings with the SEC and ownership certificates that we obtained from certain of our shareholders, we believe that we meet either the Publicly Traded Test or the 50% Ownership Test for the taxable year 2020 and intend to take this position on our U.S. federal income tax return for the 2020 year. As discussed below, this is a factual determination made on an annual basis, and no assurance can be given that we will satisfy the Publicly-Traded Test or the 50% Ownership Test in future taxable years.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock, is and we anticipate will continue to be “primarily traded” on the Nasdaq Capital Market.

Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the “listing threshold.” Although our common stock is listed on the Nasdaq Capital Market, our common stock may not represent more than 50% of the voting power of all classes of stock entities to vote. Because our common stock may not have represented more than 50% of the voting power of all classes of our stock entitled to vote, notwithstanding that it was traded on the Nasdaq Capital Market in 2020, we do not believe that we satisfy the Publicly-Traded Test for the 2020 taxable year. However, we expect that we qualify for exemption under Section 883 from U.S. federal income taxation, and we intend to file our and our subsidiaries’ U.S. federal income tax returns that we are exempt from U.S. federal income tax on our U.S. source gross transportation income. However, due to the factual nature of the issues, we may not qualify for the benefits of Section 883 of the Code for any future taxable year.

Taxation in the Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

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

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that

●

is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust (i) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) ) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes;

●	owns the common shares as a capital asset, generally, for investment purposes; and

●	owns less than 10% of our common shares for U.S. federal income tax purposes.

●

If a partnership holds our common shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market on which our common shares are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We believe that we were not a PFIC for our 2014 through 2020 taxable years, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2020 taxable year, any dividends paid by us during 2020 and 2021 will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in (or, in certain circumstances, fair market value of) a common share or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common shares

Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common shares.  This tax is in addition to any income taxes due on such investment income.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income” for these purposes. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of “passive income.”  On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

We believe that we were a PFIC for our 2013 taxable year because we believe that at least 50% of the average value of our assets consisted of vessels which were bareboat chartered and at least 75% of our gross income was derived from vessels on bareboat charter.

We believe that we were not a PFIC for our 2014 through 2020 taxable years because we had no bareboat chartered-out vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC.  The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, which election is referred to as a “Mark-to-Market Election”. A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election.”

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

The QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF Election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Making the Election.  Alternatively, if, as is anticipated, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  The common shares will be treated as “marketable stock” for this purpose if they are “regularly traded” on a “qualified exchange or other market.”  The common shares will be “regularly traded” on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  A “qualified exchange or other market” means either a U.S. national securities exchange that is registered with the SEC, the Nasdaq Capital Market, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements.  We believe that the Nasdaq Capital Market should be treated as a “qualified exchange or other market” for this purpose.  However, it should be noted that a separate Mark-to-Market Election would need to be made with respect to each of our subsidiaries which is treated as a PFIC.  The stock of these subsidiaries is not expected to be “marketable stock.”  Therefore, a “mark-to-market” election is not expected to be available with respect to these subsidiaries.

Current Taxation and Dividends.  If the Mark-to-Market Election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election.  Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of common shares for purposes of determining the source of the income or loss.  Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.  A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount.  Distributions by us to a U.S. Holder who has made a Mark-to-Market Election generally will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

Sale, Exchange or Other Disposition.  Gain realized on the sale, exchange, redemption or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.  Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder.  A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.  Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election

Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common shares.

Under the Default PFIC Regime:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

●

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares.  If a Non-Electing Holder who is an individual dies while owning the common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the common shares.

U.S. Federal Income Taxation of “Non-U.S. Holders”

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

●	fail to provide an accurate taxpayer identification number;

●	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

●	in certain circumstances, fail to comply with applicable certification requirements.

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

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

F.         Dividends and Paying Agents

Not applicable.

G.         Statement by Experts

Not applicable.

H.         Documents on Display

We file annual reports and other information with the SEC. Our SEC filings are available to the public at the web site maintained by the SEC at http://www.sec.gov, and the as well as on our website at http://www.topships.org.

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

Interest Rate Risk

As of December 31, 2020, we are not exposed to interest rate risk since all of our SLB financing facilities have fixed interest rates. We may be subject to additional market risks relating to changes in interest rates when we incur additional indebtedness.

Foreign Exchange Rate Fluctuation

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2020, approximately 96.9% of our expenses were in U.S. Dollars, 2.6% were in Euro and approximately 0.5% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2020, and using as an average exchange rate of $1.1419 to €1, a 5% decrease in the exchange rate to $1.0848 to €1 would result in an expense saving of approximately $0.09 million.

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

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 14, 2016, we have adopted a Stockholders Rights Agreement, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third-party seeks to acquire control of a substantial block of our common shares without the approval of our Board of Directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement” included in this annual report for a description of our Stockholders Rights Agreement.

Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series B and Series C Convertible Preferred Shares, Series D Preferred Shares and Series E Preferred Shares relative to the rights of holders of our common shares.

ITEM 15.         CONTROLS AND PROCEDURES

a)          Disclosure Controls and Procedures

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2020.

The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

Our management, including the chief executive and chief financial officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, the chief executive officer and chief financial officer concluded that, as of December 31, 2020, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

b)          Management’s Annual Report on Internal Control over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2020.

Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the Financial Statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting which is reproduced in its entirety in Item 15.C below

c)          Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Top Ships Inc.,

Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Top Ships Inc. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 23, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 23, 2021

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

ITEM 16B.          CODE OF ETHICS

Our Board of Directors has adopted a Corporate Code of Business Ethics and Conduct that applies to all employees, directors and officers, which complies with applicable guidelines issued by the SEC. The finalized Code of Ethics has been approved by our Board of Directors and was distributed to all employees, directors and officers. This document is available under the “Corporate Governance” tab in the “Investors Relations” section of our website at www.topships.org. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Mr. Alexandros Tsirikos at our registered address and phone number.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to us for the years ended December 2019 and 2020 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of interim financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. For 2019 and 2020, no other non-audit, tax or other fees were charged.

U.S. dollars in thousands,	Year Ended
	2019	2020
Audit Fees	340.7	396.5

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

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 17, 2020, we announced that our Board of Directors authorized a share repurchase program for a period of three months, authorizing the purchase of up to $5.1 million of our common shares. The share repurchase program ended on November 17, 2020 and no common shares were purchased under the program.

ITEM 16F.          CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee’s members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq’s corporate governance rules applicable to U.S. domestic issuers are as follows:

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

ITEM 16H.       MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

See Item 18.

ITEM 18.         FINANCIAL STATEMENTS

The financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19.         EXHIBITS

Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of TOP Ships Inc. (1)

1.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (2)

1.3	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 15, 2016 (3)

1.4	Certificate of Correction to the Third Amended and Restated Articles of Incorporation, dated February 14, 2017 (4)

1.5	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated May 10, 2017 (5)

1.6	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated June 22, 2017 (6)

1.7	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 2, 2017 (7)

1.8	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated October 5, 2017 (8)

1.9	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated March 23, 2018 (9)

1.10	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 21, 2019 (10)

1.11	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 7, 2020.

1.12	Amended and Restated By-Laws of the Company (11)

1.13	Amendment No. 1 to the Amended and Restated By-Laws (12)

2.1	Form of Share Certificate (13)

2.2	Form of Class B Common Stock Purchase Warrant (14)

2.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of TOP Ships Inc. (15)

2.4	Certificate of Designations of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of TOP Ships Inc. (16)

2.5	Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of TOP Ships Inc. (17)

2.6	Statement of Designations, Preferences and Rights of the Series D Preferred Stock of TOP Ships Inc. (18)

2.7	Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock of TOP Ships Inc. (41)

2.8	Statement of Designations of Rights, Preferences and Privileges of Series E Perpetual Convertible Preferred Stock of TOP Ships Inc. (19)

2.9	Description of Securities

4.1	TOP Ships Inc. 2015 Stock Incentive Plan (20)

4.2	Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (21)

4.3	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Technical Officer (22)

4.4	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Executive Vice-President and Chairman (23)

4.5	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of President and Chief Executive Officer (24)

4.6	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Financial Officer (25)

4.7	Letter Agreement with Central Shipping Monaco SAM, dated March 10, 2014 (26)

4.8	Form of Management Agreement with Central Shipping Monaco SAM (27)

4.9	Bareboat Charter in respect of M/T Nord Valiant, dated as of December 21, 2018 (28)

4.10	Additional Clauses to Bareboat Charter in respect of M/T Nord Valiant, dated as of December 21, 2018 (29)

4.11	Guarantee dated as of December 21, 2018, between Top Ships Inc., as guarantor, and Xiang T89 HK International Ship Lease Co., Limited, as owner, in respect of the M/T Nord Valiant (30)

4.12	Additional Clauses to Bareboat Charter in respect of M/T Nord Valiant, dated as of December 21, 2018 (31)

4.13	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull 8242 (renamed Eco Marina Del Rey) (32)

4.14	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S874 (TBN Eco Bel Air) (33)

4.15	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Nord Valiant (34)

4.16	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S875 (TBN Eco Beverly Hills) (35)

4.17	Fifth Amendment to the Agreement for Provision of Personnel, dated January 1, 2019, between Top Ships Inc. and Central Mare Inc. (36)

4.18	Letter Agreement from Central Shipping Inc. to Top Ships Inc. dated as of January 1, 2019, in respect of provision of management services (37)

4.19	Note Purchase Deed among Top Ships Inc., Amsterdam Trade Bank N.V., the note purchasers party thereto, and Astarte International Inc., dated as of March 21, 2019 (38)

4.20	Deed of Amendment to the March 21, 2019 AT Bank Bridge Facility Note, between TOP Ships Inc. and dated October 14, 2019(40)

4.21	Addendum No. 1 dated as of March 12, 2019 to MOA in respect of Hull No. 8242 (renamed Eco Marina Del Rey) (39)

4.22	Share Purchase Agreement, dated May 6, 2020, by and between Zizzy Charter Co. and Top Ships Inc., in relation to the M/T Eco Van Nuys, the M/T Eco Santa Monica and the M/T Eco Venice Beach.

4.23	Share Purchase Agreement, dated May 28, 2020, by and between Zizzy Charter Co. and Top Ships Inc., in relation to the M/T Eco Malibu and the M/T Eco West Coast.

4.24	Addendum, dated June 18, 2020, to the Share Purchase Agreement dated May 28, 2020, by Zizzy Carter Co. and Top Ships Inc., in relation to the M/T Eco Malibu and the M/T Eco West Coast.

4.25

Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $37,660,000, dated March 12, 2020, by and among Alpha Bank A.E., California 19 Inc. and California 20 Inc., in relation to the M/T Eco Yosemite Park and M/T Eco Joshua Park.

4.26

First Supplemental Agreement in relation to the Loan Agreement dated March 12, 2020, by and among Alpha Bank S.A, California 19 Inc., California 20 Inc., Central Mare Inc. and Top Ships Inc., in relation to the M/T Eco Yosemite Park and M/T Eco Joshua Park.

4.27	Corporate Guarantee, dated December 8, 2020, by and between Top Ships Inc. and Alpha Bank S.A., in respect of the obligations under the Loan Agreement dated March 12, 2020.

4.28	Standstill Agreement dated August 20, 2020, by and among Top Ships Inc., Family Trading Inc., Lax Trust and Evangelos Pistiolis.

4.29	Sale and Purchase Agreement, dated January 6, 2021, by and between Top Ships Inc. and Zizzy Charter Co., in relation to the M/T Eco Van Nuys, the M/T Eco Santa Monica and the M/T Eco Venice Beach.

4.30	Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 19 Inc. relating to the M/T Eco Yosemite Park.

4.31	Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 20 Inc. relating to the M/T Eco Joshua Park.

4.32	Bareboat Charter in respect of M/T Eco Bel Air, dated as of November 3, 2020.

4.33	Additional Clauses to Bareboat Charter in respect of M/T Eco Bel Air, dated as of November 3, 2020.

4.34	Guarantee dated as of November 3, 2020, between Evangelos Pistolis, as guarantor, and MIF II no. 7 K/S, as owner, in respect of the M/T Eco Bel Air.

4.35	Bareboat Charter in respect of M/T Eco Beverly Hills, dated as of November 3, 2020.

4.36	Additional Clauses to Bareboat Charter in respect of M/T Eco Beverly Hills, dated as of November 3, 2020.

4.37	Guarantee dated as of November 3, 2020, between Evangelos Pistolis, as guarantor, and MIF II no. 8 K/S, as owner, in respect of the M/T Eco Beverly Hills.

4.38	Indemnity Agreement, dated December 2, 2020, by and between Evangelos Pistiolis and TOP Ships Inc. in respect of the M/T Eco Bel Air and the M/T Eco Beverly Hills.

4.39	Agreement, dated November 2, 202, by and between Evangelos Pistiolis and TOP Ships Inc. in connection with bareboat charter agreements, dated November 3, 2020, with respect to the M/T Eco Bel Air and M/T Eco Beverly Hills, with MIF II no. 7 K/S and MIF II no. 8 K/S, respectively.

8.1	List of subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Accounting Firm

101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2018 and 2019; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2017, 2018 and 2019; (iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2017, 2018 and 2019; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2018 and 2019; and (v) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)           Incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed on June 24, 2011.

(2)           Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K, filed on April 18, 2014.

(3)           Incorporated by reference to Exhibit 1.3 of the Company’s Annual Report on Form 20-F, filed on April 26, 2016.

(4)           Incorporated by reference to Exhibit 1.4 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.

(5)           Incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.

(6)           Incorporated by reference to Exhibit 1.6 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.

(7)           Incorporated by reference to Exhibit 1.7 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.

(8)           Incorporated by reference to Exhibit 1.8 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.

(9)           Incorporated by reference to Exhibit 1.9 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.

(10)         Incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed on August 22, 2019.

(11)         Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K filed on March 9, 2007.

(12)         Incorporated by reference to Exhibit 1 of the Company’s Current Report on Form 6-K filed on November 28, 2014.

(13)         Incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F, filed on June 29, 2009.

(14)         Incorporated by reference to Exhibit 4 of the Company’s Current Report on Form 6-K, filed on November 7, 2019.

(15)         Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on September 22, 2016.

(16)         Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on November 23, 2016.

(17)         Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on February 21, 2017.

(18)         Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on May 8, 2017.

(19)         Incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed on April 1, 2019.

(20)         Incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F, filed on April 26, 2016.

(21)         Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on September 22, 2016.

(22)         Incorporated by reference to Exhibit 4.5 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.

(23)         Incorporated by reference to Exhibit 4.6 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.

(24)         Incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.

(25)         Incorporated by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.

(26)         Incorporated by reference to Exhibit 10.42 of the Company’s Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960).

(27)         Incorporated by reference to Exhibit 10.43 of the Company’s Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960).

(28)         Incorporated by reference to Exhibit 4.96 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(29)         Incorporated by reference to Exhibit 4.97 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(30)         Incorporated by reference to Exhibit 4.98 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(31)         Incorporated by reference to Exhibit 4.101 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(32)         Incorporated by reference to Exhibit 4.105 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(33)         Incorporated by reference to Exhibit 4.108 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(34)         Incorporated by reference to Exhibit 4.110 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(35)         Incorporated by reference to Exhibit 4.113 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(36)         Incorporated by reference to Exhibit 4.115 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(37)         Incorporated by reference to Exhibit 4.116 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(38)         Incorporated by reference to Exhibit 4.118 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(39)         Incorporated by reference to Exhibit 4.119 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(40)         Incorporated by reference to Exhibit 4.46 of the Company’s Annual Report on Form 20-F, filed on April 10, 2020.

(41)         Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on December 4, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: April 23, 2021	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Top Ships Inc.,

Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, mezzanine and stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated, April 23, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Transactions with Related Parties – Consideration in excess of historical value for newbuilding contract acquisitions from a related party — Refer to Note 1 to the financial statements

Critical Audit Matter Description

During 2020 the Company entered into transactions with a number of entities affiliated with the Company’s President, Chief Executive Officer and Director, Mr. Evangelos J. Pistiolis for an aggregate consideration of $62 million. The transactions relate to acquisitions of newbuilding contracts for the construction of vessels and include attached time charters which will commence upon delivery of the vessels. The Company accounted for the acquisitions as a transfer of assets between entities under common control and has recognized the amount of the consideration paid in excess of the historical carrying value of the net assets acquired (“consideration in excess of historical value”) as a reduction to the Company’s additional paid in capital.

The consideration in excess of historical value was determined by the Company using the agreed purchase consideration, which was based on an independent valuation, less the historical carrying value of the net assets acquired. The valuation also included a discount rate which was used to calculate the net present value of attached time charters and required significant judgment as it was an unobservable input.

We identified the consideration in excess of historical value to be a critical audit matter because of the significant judgment involved in estimating the value of the newbuilding contracts and attached time charters. This required significant audit effort and a high degree of auditor judgment when performing audit procedures to evaluate the reasonableness of the consideration in excess of historical value.

How the Critical Audit Matter Was Addressed in the Audit

How our audit procedures related to the consideration in excess of historical value included the following:

●	We tested the effectiveness of controls over the assessment of consideration in excess of historical value.

●	We evaluated the competence, capabilities and objectivity of the Company’s independent valuer.

●	We compared the Company’s valuation of the newbuilding contracts and attached time charters to industry data obtained from third party sources and used by market participants.

●	We involved our valuation specialists to evaluate the reasonableness of the discount rate by developing an independent discount rate estimate.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 23, 2021

We have served as the Company's auditor since 2006.

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2019 AND 2020

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2019	2020
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	4,412	19,328
Trade accounts receivable	642	-
Prepayments and other	628	904
Inventories	848	514
Assets held for sale (Note 4c, 14 and 19)	43,271	24,340
Non-current portion of derivative financial instruments (Note 14)	82	-
Restricted cash (Note 7)	859	-
Total current assets	50,742	45,086

FIXED ASSETS:

Advances for vessels under construction (Note 4a)	12,241	31,654
Vessels, net (Note 4b)	353,946	136,292
Right of use assets from operating leases (Note 6)	-	45,222
Other fixed assets, net	655	548
Total fixed assets	366,842	213,716

OTHER NON CURRENT ASSETS:

Restricted cash (Note 6 and 7)	8,000	4,000
Investments in unconsolidated joint ventures (Note 17)	19,306	28,230
Deposit asset (Note 19)	-	2,000
Total non-current assets	27,306	34,230

Total assets	444,890	293,032

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7)	16,908	5,324
Debt related to vessels held for sale (Note 7)	29,977	-
Due to related parties (Note 5)	16,592	5,159
Accounts payable	4,460	2,544
Accrued liabilities	4,030	959
Unearned revenue	3,337	2,074
Current portion of derivative financial instruments (Note 14)	113	66
Current portion of Operating lease liabilities (Note 6)	-	9,288
Total current liabilities	75,417	25,414

NON-CURRENT LIABILITIES:

Non-current portion of long term debt (Note 7)	262,122	99,295
Non-current portion of Operating lease liabilities (Note 6)	-	33,805
Non-current portion of derivative financial instruments (Note 14)	1,594	-
Other non-current liabilities	-	300
Total non-current liabilities	263,716	133,400

COMMITMENTS AND CONTINGENCIES (Note 8)	-	-

Total liabilities	339,133	158,814

MEZZANINE EQUITY:
Preferred stock; 15,724 and 11,264 Series E Shares issued and outstanding at December 31, 2019 and 2020 with $0.01 par value (Note 16)	18,083	13,517
Total mezzanine equity	18,083	13,517

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2019 and 2020 (Note 9)	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 347,813 and 39,831,972 shares issued and outstanding at December 31, 2019 and 2020 (Note 9)	3	398
Additional paid-in capital	411,583	465,672
Accumulated deficit	(322,552)	(345,370)
Accumulated other comprehensive income	(1,361)	-
Total stockholders’ equity	87,674	120,701

Total liabilities, mezzanine equity and stockholders’ equity	444,890	293,032

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. Dollars - except share and per share data)

	2018	2019	2020
Revenues (including $1,606, $1,311 and $0 respectively, from related party) (Note 18 & 5)	41,048	66,088	60,222

EXPENSES:
Voyage expenses (including $511, $829 and $761 respectively, to related party) (Note 11)	1,020	3,038	1,994
Operating lease expense (Note 6)	-	7,054	755
Bareboat charter hire expenses	6,282	-	-
Amortization of prepaid bareboat charter hire	1,657	-	-
Vessel operating expenses (including $187, $247 and $60 respectively, to related party) (Note 11)	14,826	22,786	21,024
Dry-docking costs	-	399	356
Vessel depreciation (Note 4B)	6,390	12,392	13,174
Management fees-related parties (Note 5)	7,765	2,443	5,627
General and administrative expenses (including $2,400, $360 and $360 respectively, to related party)(Note 5)	6,997	1,730	1,932
Other operating loss (Note 15)	-	-	4,800
Loss on sale of vessels (Note 6 and 19)	-	-	12,355
Impairment on vessels (Note 4B)	-	12,310	-
Operating income/(loss)	(3,889)	3,936	(1,795)

OTHER EXPENSES:
Interest and finance costs (including $1,053, $948 and $0 respectively, to related party) (Note 12)	(9,662)	(18,077)	(20,956)
Gain/(Loss) on derivative financial instruments (Note 14)	1,821	1,601	(814)
Interest income	130	133	34
Other, net	180	-	-
Equity gain in unconsolidated joint ventures	291	778	713
Impairment on unconsolidated joint ventures (Note 17)	-	(3,144)	-
Total other expenses, net	(7,240)	(18,709)	(21,023)

Net loss	(11,129)	(14,773)	(22,818)
Less: Deemed dividend for beneficial conversion feature of Series E Shares (Note 16)	-	(9,339)	(1,067)
Less: Deemed dividend equivalents on Series E Shares related to redemption value (Note 16)	-	(4,227)	(3,099)
Less: Series E Shares Dividend (Note 16)	-	(2,650)	(1,796)
Net loss attributable to common shareholders	(11,129)	(30,989)	(28,780)

Attributable to:
Common stock holders	(11,134)	(30,989)	(28,780)
Non-controlling interests	5	-	-

Loss per common share, basic and diluted (Note 10)	(306.20)	(264.63)	(1.22)

Other comprehensive income
Effective portion of changes in fair value of interest swap contracts (Note 14)	-	(1,361)	-
Total other comprehensive loss	(11,134)	(32,350)	(28,780)
Attributable to:
Common stock holders	(11,134)	(32,350)	(28,780)
Non-controlling interests	5	-	-

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

					Common Stock		Additional	Accumulated
	Mezzanine Equity		Preferred Stock				Paid-In	Deficit
	# of Shares	Mezzanine Equity	# of Shares	Par Value	# of Shares*	Par Value*	Capital*	attributable to common stockholders	Non-controlling interest	Other comprehensive loss	Total
BALANCE, December 31, 2017	-	-	100,000	1	17,847	-	402,733	(296,645)	1,185	-	107,274
Net loss			-	-	-	-	-	(11,134)	5		(11,129)
Issuance of common stock pursuant to the Crede Common Stock Purchase Agreement			-	-	16,100	-	14,788	-	-		14,789
Issuance of common stock pursuant to Maxim ATM			-	-	4,981	-	2,614	-	-		2,614
Issuance of common stock due to exercise of 2018 Warrants			-	-	3,106	-	2,178	-	-		2,178
Issuance of common stock due to the 2018 Common Stock Offering			-	-	4,000	-	2,721	-	-		2,721
Purchase of 10% of M/T Stenaweco Elegance			-	-	-	-	-	-	(1,190)		(1,190)
Stock-based compensation			-	-	-	-	(34)	-	-		(34)
Family Trading facility beneficial conversion feature			-	-	-	-	15,028	-	-		15,028
Elimination of beneficial conversion feature with debt extinguishment			-	-	-	-	(3,451)	-	-		(3,451)
Deemed dividend due to debt extinguishment of FT facility			-	-	-	-	(2,258)	-	-		(2,258)
Excess of consideration over acquired assets			-	-	-	-	(22,260)	-	-		(22,260)
BALANCE, December 31, 2018	-	-	100,000	1	46,034	-	412,059	(307,779)	-	-	104,281
Net loss			-	-	-	-	-	(14,773)	-	-	(14,773)
Stock-based compensation							(34)				(34)
Issuance of common stock due to exercise of 2018 and 2014 Warrants (Note 9)					17,375	0	4,454				4,454
Issuance of common stock pursuant to the September 2019 Common Stock Offering and associated Traditional Warrant exercises (Note 9)					116,404	1	9,288				9,289
Issuance of common stock pursuant to the November 2019 Registered Direct Offering (Note 9)					168,000	2	7,640				7,642
Initial measurement of Class B Warrants (Note 14)							(997)				(997)
Excess of consideration over acquired assets (Note 1)							(6,701)				(6,701)
Issuance of Series E Shares (Note 16)	28,158	28,158									-
Redemptions on Series E Shares (Note 16)	(12,434)	(14,302)									-
Deemed dividend for Series E (Note 16)		9,339									-
Deemed dividend for Series E as part of exchange							(9,570)				(9,570)
Deemed dividend equivalents on Series E Shares issued during the period related to redemption value (Note 16)		4,227					(4,227)				(4,227)
Repurchase of beneficial conversion feature with debt extinguishment							(8,518)				(8,518)
Beneficial conversion feature of Series E convertible perpetual preferred stock (Note 16)		(9,339)					9,339				9,339
Series E Dividends 2019 (Note 16)							(2,650)				(2,650)
Reversal of equity offering costs accrued not payable							1,500				1,500
Other comprehensive loss										(1,361)	(1,361)
BALANCE, December 31, 2019	15,724	18,083	100,000	1	347,813	3	411,583	(322,552)	-	(1,361)	87,674
Net loss								(22,818)			(22,818)
Stock-based compensation							(34)				(34)
Issuance of common stock pursuant to equity offerings (Note 9)					39,416,959	394	120,784				121,178
Cashless exercises of Class A Warrants (Note 9)					67,200	1	(1)				-
Issuance of Series E Shares (Note 16)	14,350	14,350									-
Deemed dividend equivalents on Series E Shares issued during the period related to redemption value		3,099					(3,099)				(3,099)
Redemptions of Series E Shares (Note 16)	(21,364)	(24,569)									-
Reversal of costs related to equity offerings							235				235
Excess of consideration over carrying value of acquired assets (Note 1)							(62,000)				(62,000)
Dividends of Series E shares (Note 16)	2,554	2,554					(1,796)				(1,796)
Beneficial conversion feature related to the issuance of Series E Shares		(1,067)					1,067				1,067
Deemed dividend related to beneficial conversion feature of Series E Shares		1,067					(1,067)				(1,067)
Reversal of Other comprehensive loss (Note 14)										1,361	1,361
BALANCE, December 31, 2020	11,264	13,517	100,000	1	39,831,972	398	465,672	(345,370)	-	-	120,701

The accompanying notes are an integral part of these consolidated financial statements.

*Adjusted to reflect the reverse stock split effected in August 2020 (see Note 1 and 9)

TOP SHIPS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. Dollars)

	2018	2019	2020
Cash Flows from Operating Activities:
Net loss	(11,129)	(14,773)	(22,818)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	6,390	12,392	13,174
Other fixed assets depreciation	373	50	36
Equity (gains) in unconsolidated joint ventures	(291)	(778)	(713)
Amortization and write off of deferred financing costs	1,305	1,812	6,311
Amortization of debt discount	2,504	324	-
Stock-based compensation expense	(34)	(34)	(34)
Change in fair value of derivative financial instruments	(1,821)	(1,457)	790
Write-off of short term debt	(180)	-	-
Non-cash operating lease expense	-	1,478	(123)
Amortization of prepaid bareboat charter hire	1,657	-	-
Impairment on unconsolidated joint ventures	-	3,144	-
Impairment on vessels	-	12,310	-
Loss on sale of other fixed assets	-	-	36
Loss on sale of vessels	-	-	12,355
(Increase)/Decrease in:
Trade accounts receivable	(194)	173	642
Inventories	58	(385)	334
Prepayments and other	(380)	180	(198)
Due from related parties	(75)	75	-
Increase/(Decrease) in:
Due to related parties	2,621	(1,781)	2,097
Accounts payable	695	1,462	(2,083)
Other non-current liabilities	-	-	300
Accrued liabilities	203	1,665	(2,803)
Unearned revenue	(986)	3,337	(1,263)
Net Cash provided by Operating Activities	716	19,194	6,040

Cash Flows used in Investing Activities:
Advances for vessels under construction and capitalized expenses	(63,555)	(155,090)	(120,858)
Vessel acquisitions	-	(48,140)	-
Investments in unconsolidated joint ventures (2017 Joint Venture – see Note 17)	(3,681)	-	19,555
Investments in unconsolidated joint ventures (2020 Joint Venture – see Note 17)	-	-	(27,454)
Purchase of 10% of M/T Stenaweco Elegance	(1,190)	-	-
Net proceeds from vessel sales	-	-	310,016
(Acquisitions) / Sales of other fixed assets, net	-	(36)	35
Net Cash (used in)/Provided by Investing Activities	(68,426)	(203,266)	181,294

Cash Flows from Financing Activities:
Proceeds from debt	28,500	252,969	60,200
Proceeds from short-term debt	32,783	6,760	-
Proceeds from related party debt	26,152	-	-
Principal payments and prepayments of debt	(10,221)	(50,466)	(269,621)
Redemption of Series E Shares	-	(14,302)	(24,568)
Prepayment of related party debt	(1,408)	-	-
Prepayment of short term debt	(8,993)	(20,280)	-
Prepayment of short term Notes	(5,656)	-	-
Consideration paid in excess of purchase price over book value of vessels	(22,260)	-	(60,850)
Proceeds from issuance of common stock	5,781	18,892	129,660
Proceeds from warrant exercises	2,330	4,619	-
Equity offering issuance costs	(536)	(1,859)	(8,868)
Payment of financing costs	(1,713)	(6,647)	(1,851)
Derivative financial instrument termination payments	-	(5)	(1,379)
Net Cash provided by/(used in) Financing Activities	44,759	189,681	(177,277)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(22,951)	5,609	10,057

Cash and cash equivalents and restricted cash at beginning of year	30,613	7,662	13,271

Cash and cash equivalents and restricted cash at end of the year	7,662	13,271	23,328

Cash breakdown
Cash and cash equivalents	57	4,412	19,328
Restricted cash, current	1,290	859	-
Restricted cash, non-current	6,315	8,000	4,000
SUPPLEMENTAL CASH FLOW INFORMATION

Capital expenditures included in Accounts payable/Accrued liabilities/Due to related parties	555	533	388
Interest paid, net of capitalized interest	6,322	14,866	18,309
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	2,109	759	23
Equity issuance costs included in liabilities	117	386	-
Unpaid Excess of consideration over carrying value of acquired assets included in Due to Related Parties (Note 1)	-	6,701	1,150
Settlement of notes with common stock issued	14,811	-	-
Elimination of beneficial conversion feature with debt extinguishment	3,451	-	-
Beneficial conversion feature of Series E perpetual convertible preferred stock (Note 16)	-	9,339	1,067
Settlement of related party debt, interest, finance fees, Excess consideration over acquired assets, capital expenditures and dividends with issuance of Series E Shares (Note 16)	-	28,158	16,904
Dividends payable included in Due to related parties (Note 16)	-	1,621	864
Transfer of right of use asset balances after operating lease termination to Vessels, net	-	3,800	-
Carrying value of net assets of companies acquired (Note 1)	-	7,649	-
Reversal of equity offering costs not payable	-	1,500	235
Prepaid rent of Navigare Lease included in initial measurement	-	-	2,006
Deemed dividend equivalents on Series E Shares related to redemption value (Note 16)	-	2,359	2,253

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

As of December 31, 2020, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements as well as intermediary companies that own shipowning companies that are 100% subsidiaries of the Company.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

	Wholly owned Shipowning Companies (“SPC”) with vessels in operation during years ended December 31, 2018, 2019 and 2020	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy	July 2014 (sold in 2020)
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution	March 2015 (sold in 2020)
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	M/T Stenaweco Excellence	May 2016 (sold in 2020)
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant	August 2016
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	M/T Eco Fleet	July 2015 (sold in 2020)
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	M/T Eco Revolution	January 2016 (sold in 2020)
7	Eco Seven Inc.	February 2017	Marshall Islands	M/T Stenaweco Elegance	February 2017 (sold in 2020)
8	Astarte International Inc.	April 2017	Marshall Islands	M/T Eco Palm Desert	September 2018 (sold in 2020)
9	PCH77 Shipping Company Limited	September 2017	Marshall Islands	M/T Eco California	January 2019 (sold in 2020)
10	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
11	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air	April 2019 (sold in 2020)
12	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills	May 2019 (sold in 2020)
13	Santa Catalina Inc.	December 2018	Marshall Islands	M/T Eco Los Angeles	February 2020
14	Santa Monica Marine Inc.	December 2018	Marshall Islands	M/T Eco City of Angels	February 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

	Wholly owned SPCs with vessels under construction during year ended December 31, 2020	Date of Incorporation	Country of Incorporation	Vessel	Scheduled delivery date
15	Trajan Investments Inc.	July, 2019	Marshall Islands	Eco Van Nuys (Hull No 2789)	February 21
16	Hadrian Investments Inc.	July, 2019	Marshall Islands	Eco Santa Monica (Hull No 2790)	February 21
17	Julius Caesar Investments Inc.	July, 2019	Marshall Islands	Eco Venice Beach (Hull No 2791)	March 21
18	Roman Empire Inc.	February, 2020	Marshall Islands	Eco West Coast (Hull No 865)	March 21
19	Athenean Empire Inc.	February, 2020	Marshall Islands	Eco Malibu (Hull No 866)	May 21

As of December 31, 2018, 2019 and 2020, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	City of Athens Pte. Ltd.	November 2016	Singapore	M/T Eco Holmby Hills	March 2018 (sold in 2020)
2	Eco Nine Pte. Ltd.	March 2015	Singapore	M/T Eco Palm Springs	May 2018 (sold in 2020)
3	California 19 Inc.	May 2019	Marshall Islands	M/T Eco Yosemite Park	March 2020
4	California 20 Inc.	May 2019	Marshall Islands	M/T Eco Joshua Park	March 2020

On January 31, 2018 the Company acquired:

a.

100% of the issued and outstanding shares of PCH Dreaming Inc., a Marshall Islands company that had entered into a new building contract for a high specification 50,000 dwt Medium Range (“MR”) product/chemical tanker (M/T Eco Marina Del Ray or Hull No 8242) under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea which was delivered in March 2019. The Company acquired the shares from an entity affiliated with the Company’s Chief Executive Officer, Director and President, Mr. Evangelos J. Pistiolis, for an aggregate purchase price of $3,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the seller for a firm duration of one year at a gross daily rate of $16,000, with a charterer’s option to extend for two additional years at $17,000 and $18,000, respectively. In June 2018 the Company cancelled without penalty the abovementioned time charter and entered into a new 5 year time charter with Cargill International SA (“Cargill”) at a gross daily rate of $15,100.

b.

100% of the issued and outstanding shares of South California Inc., a Marshall Islands company that had entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier (M/T Eco Bel Air or Hull No 874) under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea which was for delivery during April 2019. The Company acquired the shares from an entity affiliated with Mr. Evangelos J. Pistiolis for an aggregate purchase price of $8,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer’s option to extend for two additional years at $26,000 and $27,000, respectively. In June 2018 the Company cancelled without penalty the abovementioned time charter and entered into a new 3 year time charter with BP Shipping Limited at a gross daily rate of $24,500, with a charterer’s option to extend for two additional years at $28,000 and $29,500, respectively.

c.

100% of the issued outstanding shares of Malibu Warrior Inc., a Marshall Islands company that had entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier (M/T Beverly Hills or Hull No 875) under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea which was for delivery during May 2019. The Company acquired the shares from an entity affiliated with Mr. Evangelos J. Pistiolis for an aggregate purchase price of $8,950. The transaction specified that following its delivery, the vessel was going to enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer’s option to extend for two additional years at $26,000 and $27,000, respectively. In June 2018 the Company cancelled without penalty the abovementioned time charter and entered into a new 3 year time charter with BP Shipping Limited at a gross daily rate of $24,500, with a charterer’s option to extend for two additional years at $28,000 and $29,500, respectively.

d.

10% of the issued and outstanding shares of Eco Seven Inc., the owner of M/T Stenaweco Elegance. The Company acquired the shares from an entity affiliated with Mr. Evangelos J. Pistiolis for an aggregate purchase price of $1,600. As a result of that transaction the Company became the owner of 100% of the issued and outstanding shares of Eco Seven Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On December 18, 2019 the Company acquired 100% of the issued and outstanding shares of Santa Catalina Inc. and Santa Monica Inc. two Marshall Islands companies that had entered into new building contracts for two high specification 50,000 dwt Medium Range (“MR”) product/chemical tankers (M/T Eco Los Angeles and M/T Eco City of Angels) under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea which were delivered in February 2020. The Company acquired the shares from an entity affiliated with Mr. Evangelos J. Pistiolis, for an aggregate purchase price of $14,350, of which $7,515 was paid upon purchase of the vessel owning companies and the remaining $6,835 was paid upon delivery of the vessels from the shipyard. The transaction specified that following each vessel’s delivery, each vessel was going to enter into a time charter with Trafigura Maritime Logistics Pte Ltd (“Trafigura”) for a firm duration of three years at a gross daily rate of $17,500, with a charterer’s option to extend for two additional years at $18,750 and $20,000, respectively. Both acquired companies had already advanced $7,515 of shipyard installments and $134 of capitalized expenses for the construction of said newbuilding vessels.

On May 6, 2020, the Company acquired for $18,000 from a company affiliated with Mr. Evangelos J. Pistiolis a 100% ownership interest in three Marshall Island companies that each had a newbuilding contract for the construction of one scrubber-fitted 50,000 dwt eco MR product/chemical tanker, all currently under construction in Hyundai Mipo shipyard in South Korea, with attached time charters. The vessels, M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) are scheduled to be delivered in the first quarter of 2021. Each of the three product tankers have time charters with Central Tankers Chartering Inc, a company affiliated with Mr. Evangelos J. Pistiolis, for a firm term of five years at a gross daily rate of $16,200, with a charterer’s option to extend for two additional years at $17,200 and $18,200, respectively (Note 5). Of the consideration payable, $16,850 was paid in the year ended December 31, 2020 and the remaining $1,150 is due on the vessels’ delivery date and is included in Due to related parties in the accompanying consolidated balance sheets.

On May 28, 2020, the Company acquired for $22,000 from a company affiliated with Mr. Evangelos J. Pistiolis, or the Suezmax Seller, a 50% ownership interest in two Marshall Island companies (the “SPVs”) that each had a newbuilding contract for the construction of one scrubber-fitted 157,000 dwt eco Suezmax tanker, M/T Eco West Coast (Hull No 865) and M/T Eco Malibu (Hull No 866) under construction in Hyundai Heavy Industries shipyard in South Korea, with attached time charters. The M/T Eco West Coast was delivered on March 26, 2021 and commenced its time charter upon delivery. The M/T Eco Malibu is scheduled to be delivered in May 2021. The Company had the option to acquire the other 50% ownership interest in both vessels from the Seller at the same price until July 15, 2020. On June 18, 2020, the Company exercised both purchase options for a consideration of $22,000. Upon their delivery, both vessels will enter into time charters with Clearlake Shipping Pte Ltd., for a firm term of three years at a gross daily rate of $33,950, with a charterer’s option to extend for two additional years at $34,750 and $36,750, respectively. The full amount of the consideration was paid in the year ended December 31, 2020.

Each of the abovementioned acquisitions was approved by a special committee of the Company's board of directors (the “Special Committee”), of which all of the directors were independent and for each acquisition the Special Committee obtained a fairness opinion relating to the consideration of each transaction from an independent financial advisor. The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer.

The amount of the consideration given in excess of the historical carrying value of the net assets acquired is recognized as a reduction to the Company’s additional paid in capital and presented as Excess of consideration over the carrying value of acquired assets in the Company’s consolidated statement of stockholders' equity for the twelve months ended December 31, 2018, 2019 and 2020 respectively. An analysis of the consideration paid is presented in the table below:

As of December 31,	2018	2019	2020
Consideration in cash	23,450	14,350	62,000
Less: Carrying value of net assets of companies acquired	1,190	7,649	-
Excess of consideration over acquired assets	22,260	6,701	62,000

On March 11, 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the pandemic, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. During the year ended December 31, 2020 we encountered certain prolonged delays embarking and disembarking crew onto our ships as a result of restrictions at ports placed by various countries due to COVID-19 resulting to an increase in off-hire days or approximately $487 reduction in revenue and a slight increase in operating expenses relating to crew.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The extent to which COVID-19 will impact the Company's future results of operations and financial condition, including possible vessel impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the additional actions to contain or treat its impact, among others the distribution of the vaccine.

On August 10, 2020 the Company effected a 1-for-25 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company, or the floor price of the Company’s Series E Shares and the Class B Warrants, or the number of votes of the Company’s Series D Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company's warrants, exercise price of said warrants and conversion prices of the Company’s Series E Shares, in these consolidated financial statements have been retroactively adjusted to reflect this 1-for-25 reverse stock split.

2.	Significant Accounting Policies:

(a)

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts and operating results of Top Ships Inc. and its subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated on consolidation. Non-controlling interests are stated at the non-controlling interest’s proportion of the net assets of the subsidiaries where the Company has less than 100% interest. Subsequent to initial recognition the carrying amount of non-controlling interest is increased or decreased by the non-controlling interest’s share of subsequent changes in the equity of such subsidiaries. Total comprehensive income is attributed to a non-controlling interest even if this results in a deficit balance. Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions and the carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect these changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

(b)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates mainly include impairment of vessels, vessel useful lives and residual values and fair values of derivative instruments. Actual results may differ from these estimates.

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

(f)

Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2019 and 2020 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

(i)

Impairment of Long-Lived Assets: The Company evaluates the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of the Company’s long lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans, declines in the fair market value of vessels and overall market conditions. If there are indications for impairment present, the Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, and the difference is recognized as an impairment loss. The impairment tests the Company conducted as of December 31, 2020, showed that there are no impairment indications for any of the vessels held for use in the Company’s fleet.

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

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

On adoption of ASC 842, the Company determined that all time charter-out contracts are considered operating leases and therefore fall under the scope of ASC 842 because: (i) the vessel is an identifiable asset; (ii) the Company as lessor, does not have substantive substitution rights; and (iii) the charterer, as lessee, has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. The Company’s accounting for time charter out contracts was not impacted by the adoption of ASC 842 as the accounting is consistent with the Company’s prior policy.

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

When vessels are acquired with time charters attached and the rates on such charters are below or above market on the acquisition date, the Company allocates the total cost between the vessel and the fair value of the attached time charter based on the relative fair values of the vessel and time charter acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management’s estimates of the market time charter rate at the time of acquisition. The fair value of below or above market time charter is recognized as a liability or an intangible asset respectively and is amortized over the remaining period of the time charter as an increase or decrease to revenues.

Where the time charter contains a profit or loss sharing arrangement, the profit or loss is recognized based on amounts earned or incurred as of the reporting date.

The Company pays commissions to ship brokers and to the Company’s fleet manager (Note 5), a related party affiliated with the family of Mr. Evangelos J. Pistiolis , associated with arranging the Company’s charters. These brokers’ commissions are recognized over the related charter period and are included in voyage expenses.

Voyage charters

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party generally has a minimum amount of cargo. The charterer is liable for any short loading of cargo or "dead" freight. The voyage contract generally has standard payment terms of 95% freight paid within three days after completion of loading. The voyage charter party generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses the Company for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Demurrage revenue is recognized starting from the point that is determined that the amount can be estimated and its collection is probable and on a straight line basis until the end of the voyage. Conversely, the charterer is given credit if the loading/discharging activities happen within the allowed laytime known as despatch resulting in a reduction in revenue and is recognized as the performance obligation is satisfied. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight- line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

In a voyage charter contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. These costs are considered contract fulfillment costs because (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the Company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are amortized on a straight-line basis as the related performance obligations are satisfied.

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

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. Contracts which meet the criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of “Accumulated other comprehensive income” in equity, while the ineffective portion, if any, is recognized immediately in current period earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of income. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as a component of “Gain/(Loss) on derivatives”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(s)

Financial liabilities: Financial liabilities are classified as either financial liabilities at ‘fair value through the profit and loss’ (“FVTPL”) or ‘other financial liabilities’. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the fair value of financial instruments are recognized in earnings, except in the cases where these financial instruments fall under the guidance in ASC 815-40, where they are initially classified in equity and are initially measured at fair value in permanent equity and subsequent changes in fair value are not subsequently measured. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

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

(u)	Leases:

●

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

●	Finance lease: The Company classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

i.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

ii.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

iii.

The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

iv.

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

v.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

When none of these criteria are met the Company classifies the lease as an operating lease.

●

Operating lease- The Company as a lessee: The Company recognizes right-of-use assets (“ROU”) and corresponding lease liabilities for its operating leases. ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made to the lessor prior to lease commencement, less any lease incentives, and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(v)

Beneficial conversion feature: A beneficial conversion feature is defined as a non-detachable conversion feature that is in the money at the commitment date. The beneficial conversion feature guidance requires recognition of the intrinsic value of the option, which is the in-the- money portion of the conversion option, in equity, with an offsetting reduction to the carrying amount of the instrument. The resulting discount is amortized as a dividend over either the life of the instrument, if a stated maturity date exists, or to the earliest conversion date, if there is no stated maturity date. If the earliest conversion date is immediately upon issuance, the dividend must be recognized at inception. When there is a subsequent change to the conversion ratio based on a future occurrence, the new conversion price may trigger the recognition of an additional beneficial conversion feature on occurrence.

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

(x)

Other Comprehensive Income: The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity

(y)	Recent Accounting Pronouncements:

New Accounting Pronouncements - Adopted

Fair Value Measurement Disclosures — In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU No. 2018-13"). ASU No. 2018-13, which is part of the FASB's broader disclosure framework project, modifies and supplements the current U.S. GAAP disclosure requirements pertaining to fair value measurements, with an emphasis on Level 3 disclosures of the valuation hierarchy. The Company adopted this ASU for the reporting period commencing on January 1, 2020 and has adjusted its disclosures accordingly.

Accounting standards issued but not yet adopted

The FASB has issued accounting standards that have not yet become effective and may impact the Company’s consolidated financial statements or related disclosures in future periods. These standards and their potential impact are discussed below:

Recent Accounting Pronouncements: In March 2020, the Financial Standard Board issued Accounting Standards Update (“ASU”) No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”)”. ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to expected market transition from LIBOR and other interbank offered rates to alternative reference rates. This ASU is effective for adoption at any time between March 12, 2020 and December 31, 2022. The Company is currently evaluating the impact of this adoption in its consolidated financial statements and related disclosures.

In August 2020, the Financial Standard Board issued Accounting Standards Update (“ASU”) No. 2020-06 “Debt - Debt with Conversion and Other Options and Derivative and Hedging - Contracts in Entity's Own Equity”, which simplifies the accounting for convertible instruments. This guidance eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. This guidance is required to be adopted by the Company in the first quarter of 2023 and must be applied using either a modified or full retrospective approach. The Company is currently evaluating the impact this guidance will have on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

3.	Going Concern:

At December 31, 2020, the Company had a working capital surplus of $19,672 and cash and cash equivalents of $19,328 and for the year ended December 31, 2020 incurred a net loss of $22,818 and generated cash flow from operations of $6,040. In addition, as of December 31, 2020, the Company had remaining contractual commitments for the vessels it had contracted to acquire totaling $182,016.

As of January 6, 2021, pursuant to the sale of the M/T’s Eco Van Nuys (Hull No 2789), Eco Santa Monica (Hull No 2790) and Eco Venice Beach (Hull No 2791) and the purchase of M/T Eco Oceano Ca (Hull No. 871) and 35% interest in M/T’s Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214) (see Note 20), the Company had remaining contractual commitments amounting to $211,171 (please see table below) and available committed undrawn senior secured loan facilities of $38,000 and a credit line from a company affiliated with Mr. Evangelos J. Pistiolis of $23,815 (see Note 20).

Year ending December 31,	Contractual Commitments
2021	116,434
2022	94,737
Total	211,171

The Company expects to finance its unfinanced capital commitments with cash on hand, operational cash flow, debt or equity issuances, or a combination thereof. In addition, the capital commitments noted above are non-recourse to the Company as the commitments are made by wholly owned subsidiaries whose performance is guaranteed by Central Mare Inc, a related party affiliated with the family of Mr. Evangelos J. Pistiolis. $56,437 of the amount payable in 2021 has been settled as of the date of issuance of these consolidated financial statements. If the Company is unable to arrange debt or equity financing for its newbuilding vessels, it is probable that the Company may also consider selling the respective newbuilding contracts. Therefore, the Company believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

4(a)	Advances for vessels acquisitions / under construction:

An analysis of Advances for vessels acquisitions / under construction is as follows:

Advances for vessels acquisitions / under construction
Balance, December 31, 2018	38,744
— Advances paid	158,905
— Capitalized expenses	3,812
— Transferred to Vessels, net	(189,220)
Balance, December 31, 2019	12,241
— Advances paid	117,203
— Capitalized expenses	3,509
— Transferred to Vessels, net	(76,959)
— Transferred to Assets held for sale	(24,340)
Balance, December 31, 2020	31,654

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

On February 10 and February 17, 2020, the Company took delivery of M/T Eco Los Angeles and M/T Eco City of Angels, respectively from Hyundai Mipo Dockyard and hence advances paid and capitalized expenses relating to the vessels were transferred from Advances for vessels acquisitions / under construction to Vessels, net.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On December 31, 2020, the Company classified the M/T’s Eco Van Nuys (Hull No 2789), Eco Santa Monica (Hull No 2790) and Eco Venice Beach (Hull No 2791) as assets held for sale and hence advances paid and capitalized expenses relating to the vessels were transferred from Advances for vessels acquisitions / under construction to Assets held for sale (see below).

For the year ended December 31, 2020, the balance of Advances for vessels acquisitions / under construction relate to M/T West Coast (Hull No S865) and M/T Malibu (Hull No S866) and consist of $18,991 and $12,663 respectively, out of which $624 and $419, respectively relate to capitalized expenses.

4(b)	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2018	196,784	(16,149)	180,635
— Transferred from advances for vessels acquisitions / under construction	189,220	-	189,220
— Acquisitions	51,940	-	51,940
— Impairment	(22,254)	9,944	(12,310)
— Transferred to Assets held for sale	(43,147)	-	(43,147)
— Depreciation	-	(12,392)	(12,392)
Balance, December 31, 2019	372,543	(18,597)	353,946
— Transferred from advances for vessels acquisitions / under construction	76,959	-	76,959
— Disposals (see Note 19)	(303,157)	21,718	(281,439)
— Depreciation	-	(13,174)	(13,174)
Balance, December 31, 2020	146,345	(10,053)	136,292

In 2019 and 2020 the Company took delivery of the following vessels:

Vessel Name	Delivery Date	Yard Installments	Capitalized Expenses	Final Cost
M/T Eco California	January 30, 2019	34,313	1,270	35,583
M/T Eco Marina Del Ray	March 13, 2019	35,787	1,066	36,853
M/T Eco Bel Air	April 5, 2019	57,133	1,209	58,342
M/T Eco Beverly Hills	May 9, 2019	57,133	1,309	58,442
Subtotal 2019		184,366	4,854	189,220
M/T Eco Los Angeles	February 10, 2020	37,659	835	38,494
M/T Eco City of Angels	February 17, 2020	37,659	806	38,465
Subtotal 2020		75,318	1,641	76,959

The Company's vessel’s titles have been transferred to their respective financing banks under the vessel’s sale and leaseback agreements as a security (see Note 7).

On November 18 and November 20, 2019, the Company exercised the purchase options on its operating leases and purchased M/T Stenaweco Energy and M/T Stenaweco Evolution for $23,953 and $24,187, respectively. M/T Stenaweco Energy and M/T Stenaweco Evolution book value has been increased by $2,477 and $1,323 respectively, corresponding to the transfer of the respective right of use asset (“ROU”) balances to each vessel upon termination of the lease, as per ASC 842-20-40-2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

4(c)	Assets held for sale:

The M/T Eco Fleet and M/T Eco Revolution met the criteria to be classified as assets held for sale on December 12, 2019 according to guidance in ASC 360. Consequently, the Company has treated the vessels including their inventories on board as Assets held for sale and has classified them as a current asset measured at the lower of the carrying amount and fair value less costs to sell as determined by the Company and supported by an unrelated third party offer to buy the vessels. The related loans are also classified as short term in a separate balance sheet line from the other non-current portion of debt. The Company has recognized an impairment charge of $6,779 for the M/T Eco Fleet and $5,531 for the M/T Eco Revolution to reduce their carrying value to the fair value less costs to sell in the accompanying consolidated statements of comprehensive loss. As of December 31, 2019, the M/T Eco Fleet’s new deemed cost and carrying amount after the impairment charge is $20,667 and the new deemed cost and carrying amount of the M/T Eco Revolution is $22,604 including inventories on board of $124. The vessels were sold on January 21 and January 14, 2020 to an unrelated third party for gross proceeds of $21,000 and $23,000 respectively.

The M/T’s Eco Van Nuys (Hull No 2789), Eco Santa Monica (Hull No 2790) and Eco Venice Beach (Hull No 2791) met the criteria to be classified as assets held for sale on December 31, 2020 according to guidance in ASC 360. Consequently, the Company has treated the vessels under construction as Assets held for sale. Since their fair value less costs to sell approximated their carrying amount the Company didn’t incur any impairment charges. As of December 31, 2020, the M/T’s Eco Van Nuys (Hull No 2789), Eco Santa Monica (Hull No 2790) and Eco Venice Beach (Hull No 2791) carrying amount is $8,187, $8,146 and $8,007 respectively. The vessels were sold on January 6, 2021 to a company affiliated with Mr. Evangelos J. Pistiolis (see Note 20).

5.	Transactions with Related Parties:

(a) Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, pursuant to which Central Mare provides the Company with its executive officers (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Chief Operating Officer).

As of December 31, 2019 and 2020 the amounts due to Central Mare were $0 and $29 respectively. This amount is presented in Due to related parties, on the accompanying consolidated balance sheets.

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Year Ended December 31,
	2018	2019	2020	Presented in:
Executive officers and other personnel expenses	2,400	360	360	General and administrative expenses - Statement of comprehensive loss
Amortization of awarded shares*	(34)	(34)	(34)	Management fees - related parties - Statement of comprehensive loss
Total	2,366	326	326

*As per the Company’s equity incentive plan, or the 2015 plan (currently null and void since due to the recent reverse stock splits of the Company’s stock the shares left to be vested are zero), the Company incurred an amortization gain of $34 relating to the amortization of the original fair value of the equity incentive plan recognized at inception, for each of the years ended December 31, 2018, 2019 and 2020.

On January 2, 2018, the Company’s board of directors granted to Mr. Evangelos J. Pistiolis a bonus of $2,250, to be distributed at his own discretion to other executives and is included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive loss.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Pursuant to the Letter Agreement, as well as the Management Agreements concluded between CSM and the Company’s vessel-owning subsidiaries, the Company paid a technical management fee of $595 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel was scheduled to be delivered by the shipyard and a commercial management fee of $328 per day per vessel, commencing from the date the vessel was delivered from the shipyard. In addition, the Management Agreements provided for payment to CSM of: (i) $541 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSM also performed supervision services for all of the Company’s newbuilding vessels while the vessels were under construction, for which the Company paid CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provided, at cost, all accounting, reporting and administrative services. Finally, the Letter Agreement provided for a performance incentive fee for the provision of management services to be determined at the discretion of the Company. The Management Agreements had an initial term of five years, after which they would have continued to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the Management Agreements, all fees payable to CSM were adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and if CPI is less than 2% then a 2% increase was effected.

As of December 31, 2019 and 2020, there are no amounts due to CSM.

On January 1, 2019, the Company terminated the letter agreement with CSM without incurring any penalties.

The fees charged by and expenses relating to CSM for the year ended December 31, 2018 are as follows:

	Year Ended December 31, 2018	Presented in:
Management fees	101	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	2,455	Management fees - related parties -Statement of comprehensive loss
Supervision services fees	63	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	187	Vessel operating expenses -Statement of comprehensive loss
	101	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	233	Management fees - related parties -Statement of comprehensive loss
Financing fees	139	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission for sale and purchase of vessels	3,861	Management fees - related parties -Statement of comprehensive loss
Commission on charter hire agreements	511	Voyage expenses - Statement of comprehensive loss
Performance incentive fee	1,250	Management fees - related parties - Statement of comprehensive loss
Total	8,901

For the year ended December 31 2018, CSM charged the Company newbuilding supervision related pass-through costs amounting to $958.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(c) Central Shipping Inc (“CSI”) – Letter Agreement and Management Agreements: On January 1, 2019, the Company entered into a letter agreement with CSI (“CSI Letter Agreement”), a related party affiliated with the family of Evangelos J. Pistiolis and between January 1, 2019 and May 28, 2020 the Company entered into management agreements, or Management Agreements, between CSI and the Company’s vessel-owning subsidiaries respectively. The CSI Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the CSI Letter Agreement.

Pursuant to the CSI Letter Agreement, as well as the Management Agreements concluded between CSI and the Company’s vessel-owning subsidiaries, the Company pays a management fee of $561 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the Management Agreements provide for payment to CSI of: (i) $510 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of the Company’s newbuilding vessels while the vessels are under construction, for which the Company pays CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSI provides, at cost, all accounting, reporting and administrative services. Finally, the CSI Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at the discretion of the Company. The management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the management agreements, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and if CPI is less than 2% then a 2% increase is effected.

As of December 31, 2019 and 2020, the amounts due to CSI were $621 and $3,116 respectively and are presented in Due to related parties, on the accompanying consolidated balance sheets.

The fees charged by and expenses relating to CSI for the years ended December 31, 2019 and 2020 are as follows:

	Year Ended December 31,
	2019	2020	Presented in:
Management fees	109	69	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	2,237	1,953	Management fees - related parties -Statement of comprehensive loss
Supervision services fees	55	63	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	247	60	Vessel operating expenses -Statement of comprehensive loss
	172	198	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	240	330	Management fees - related parties -Statement of comprehensive loss
Commission for sale and purchase of vessels	-	3,377	Management fees - related parties -Statement of comprehensive loss
		3,971	Loss from vessel sales -Statement of comprehensive loss
		454	Capitalized in Investments–Balance sheet
		1,017	Capitalized in Right of use assets from operating leases - Balance Sheet
Financing fees	263	-	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission on charter hire agreements	829	761	Voyage expenses - Statement of comprehensive loss
Total	4,152	12,253

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

For the years ended December 31, 2019 and 2020, CSI charged the Company newbuilding supervision related pass-through costs amounting to $985 and $967 respectively, which are not included in the table above and are presented within Vessels, net / Advances for vessels acquisitions / under construction in the Company’s accompanying consolidated balance sheet.

(d) Issuance of Series E Shares to Family Trading Inc (“Family Trading”): On March 29, 2019 the Company entered into a stock purchase agreement with Family Trading, a related party owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, pursuant to which the Company exchanged the outstanding principal, fees and interest of the Further Amended Family Trading Credit Facility with 27,129 Series E Shares (defined below, also see Note 16). As of December 31, 2019 and 2020, dividends due to Family Trading were $1,621 and $864 respectively and are presented in Due to related parties, on the accompanying consolidated balance sheets.

(e) Vessel Acquisitions from affiliated entities: From February 20 to May 28, 2020 the Company entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis (see Notes 1, 5 and 20). As of December 31, 2019 and 2020, the Company owes $14,350 and $1,150 respectively to the previous owners of the newbuilding vessels presented in Due to related parties in the accompanying consolidated balance sheets.

(f) Charter Party with Central Tankers Chartering Inc (“Central Tankers Chartering”): On September 1, 2017 the Company entered into a time charter party with Central Tankers Chartering, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, for the vessel M/T Eco Palm Desert delivered from Hyundai in September 2018. The time charter was for a firm period of three years at a daily rate of $14,750 with two optional years at daily rates of $15,250 and $15,750 respectively, at Central Tankers Chartering’s option. The time charter carried a 1.25% address commission payable to Central Tankers Chartering. In April 2019 the Company terminated the time charter party with Central Tankers Chartering without incurring any penalties and entered into a time charter agreement with Shell Tankers Singapore Private Limited (“Shell”) for a firm period of two years at a fixed daily rate of $13,300 plus a 50% profit share for earned rates over the fixed rate with one optional year at a daily rate of $13,950, at charterers option. Furthermore, on May 4, 2020 the Company entered into a time charter party with Central Tankers Chartering, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, for the vessels M/T Eco Van Nuys, M/T Eco Santa Monica and M/T Eco Venice Beach. The time charters are for a firm period of five years at a daily rate of $16,200 with two optional years at daily rates of $17,200 and $18,200 respectively at Central Tankers Chartering’s option and will commence upon each vessel’s delivery from the shipyard in the first quarter of 2021. As of December 31, 2019 and 2020, there are no amounts due to Central Tankers Chartering.

(g) Personal Guarantees by Mr. Evangelos J. Pistiolis and Related Amendments to the Series D Preferred Shares: As a prerequisite for the Navigare Lease (defined below, see Note 6A), Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters connected to the lease, under certain circumstances, and in exchange, the Company agreed to indemnify him for any losses suffered as a result of the guarantee provided, and the Company amended the Certificate of Designations governing the terms of the Series D Preferred Shares (see Note 9), to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the Company’s total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by our Board of Directors, including all three independent directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

6.	Leases

A. Lease arrangements, under which the Company acts as the lessee

Bareboat Chartered-in Vessels:

On January 29, 2015 and March 31, 2015, the Company sold and leased back M/T Stenaweco Energy and M/T Stenaweco Evolution respectively. The vessels were chartered back on a bareboat basis for 7 years at a bareboat hire of $8,586 and $8,625 per day respectively. In addition, the Company had the option to buy back each vessel from the end of year 3 up to the end of year 7 at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. On December, 18 and December 20, 2019, the Company exercised the purchase options and terminated the operating leases on its two bareboat chartered in vessels. The purchase option prices paid amounted to $23,871 and $24,063 for the M/T Stenaweco Energy the M/T Stenaweco Evolution respectively, not including fees and expenses related to the transfer of ownership.

On December 1 and December 10, 2020, the Company sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air respectively to a third non-affiliated party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. The Company does not have any option nor obligation to buy back the vessels. The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. The Company must maintain a minimum liquidity of $4,000 at all times which is certified bi-annually. As of December 31, 2020, the Company complied with all covenants of the Navigare Lease.

The Company has treated the Navigare lease as an operating lease. An operating lease ROU asset amounting to $45,425 was recognized at the inception of the lease together with a lease liability of $ 43,759 based on the present value of lease payments over the lease term. The operating lease ROU asset also includes initial direct costs of $1,666 and losses from the sale of the vessels of $340. The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 6.72% (same as the weighted average), which was the Company’s estimated incremental borrowing rate, that reflects the interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and similar economic environment. The cash paid for operating leases with original terms greater than 12 months was $877 for the year ended December 31, 2020. Losses from the sale of these two vessels and initial direct costs which were included in the respective ROU assets are amortized on a straight-line basis over the duration of the lease and are included in operating lease expense in the accompanying statement of consolidated loss.

The Company's future minimum operating lease payments required to be made after December 31, 2020, relating to the bareboat chartered-in vessels M/T Eco Beverly Hills and M/T Eco Bel Air are as follows:

Year ending December 31,	Bareboat charter lease payments
2021	12,228
2022	12,084
2023	10,220
2024	10,038
2025	6,777
Total	51,347
Less imputed interest	(8,254)
Total Lease Liability	43,093
Presented as follows:
Short-term lease liability	9,288
Long-term lease liability	33,805

The weighted average remaining lease term on our chartered-in contracts greater than 12 months is 59.2 months.

At the lease’s inception, the carrying amounts of the M/T Eco Beverly Hills and M/T Eco Bel Air were less than the vessels fair value, as this was determined by a third party broker valuation. Hence in accordance with ASC 842-40-30-1 that stipulates that sale-and-leaseback transactions are accounted for at fair value, the Company recognized a loss on the sale and leaseback transactions of $10,688 included in Loss on sale of vessels in the Company's accompanying consolidated statements of comprehensive loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

B. Lease arrangements, under which the Company acts as the lessor

Charter agreements:

During the year ended December 31, 2020, the Company operated two vessels (M/T Eco Bel Air and M/T Eco Beverly Hills) under time charters with BP Shipping Limited, one vessel (M/T Nord Valiant) under time charter with Dampskibsselskabet Norden A/S, two vessels (M/T Eco Los Angeles and M/T Eco City of Angels) under time charters with Trafigura Maritime Logistics Pte Ltd and one vessel (M/T Marina Del Ray) under time charter with Cargill.

Furthermore the Company has entered into time charter parties for its newbuilding vessels M/T Eco Van Nuys, M/T Eco Santa Monica and M/T Eco Venice Beach with Central Tankers Chartering Inc, a company affiliated with Mr. Evangelos J. Pistiolis (see Note 5) and M/T Eco West Coast and M/T Eco Malibu with Clearlake Shipping Pte Ltd. All the above mentioned time charter agreements will commence upon the respective vessels’ delivery.

Future minimum time-charter receipts of the Company’s vessels in operation as of December 31, 2020, based on commitments relating to non-cancellable time charter contracts as of December 31, 2020, are as follows (excluding vessels held for sale):

Year ending December 31,	Time Charter receipts
2021	39,988
2022	24,046
2023	7,245
2024	1,178
Total	72,457

Future minimum time-charter receipts of the Company’s vessels under construction as of December 31, 2020, are as follows (based on estimated delivery dates, excluding vessels held for sale):

Year ending December 31,	Time Charter receipts
2021	18,910
2022	24,784
2023	24,784
2024	5,874
Total	74,352

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the dry-docking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

7.	Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows (facility names defined below):

Bank / Vessel(s)	December 31,
	2019	2020
Total long term debt:
Alpha Bank Facility (M/T Stenaweco Elegance), including Alpha Bank Top-Up Facility	20,075	-
AT Bank Facility (M/T Eco Palm Desert)	21,875	-
AT Bank Bridge Note (Top Ships)	10,500	-
OFI Facility (M/T Stenaweco Energy, M/T Stenaweco Evolution and M/T Stenaweco Excellence)	69,849	-
CMBFL Facility (M/T Eco Bel Air and M/T Eco Beverly Hills)	88,560	-
BoComm Leasing Facility (M/T Nord Valiant for 2019 and 2020 and M/T Eco California for 2019)	44,466	20,227
Cargill Facility (M/T Eco Marina Del Ray)	30,962	29,116
AVIC Facility (M/T Eco Los Angeles and M/T Eco City of Angels)	-	57,656
Total long term debt	286,287	106,999
Less: Deferred finance fees	(7,257)	(2,380)
Total long term debt net of deferred finance fees	279,030	104,619

Presented:
Current portion of long term debt	16,908	5,324
Long term debt	262,122	99,295

Debt related to Vessels held for sale:
ABN Facility (M/T Eco Fleet and M/T Eco Revolution)	30,300	-
Less: Deferred finance fees	(323)	-
Debt related to Vessels held for sale net of deferred finance fees	29,977	-

Total Debt net of deferred finance fees and debt discounts	309,007	104,619

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

ABN Facility

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

The facility was secured as follows:

●	First priority mortgage over M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant;
●	Assignment of insurance and earnings of the mortgaged vessels;
●	Specific assignment of any time charters with duration of more than 12 months;
●	Corporate guarantee of Top Ships Inc.;
●	Pledge of the shares of the shipowning subsidiaries;
●	Pledge over the earnings account of the vessels.

On April 21, 2017, the Company was informed by ABN Amro that it was in breach of a loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of the Company's outstanding common shares. ABN Amro requested that either the family of Mr. Evangelos J. Pistiolis maintains an ownership interest of at least 30% of the outstanding common shares or maintains a voting rights interest of above 50% in the Company. In order to regain compliance with the loan covenant, the Company issued the Series D preferred shares (see Note 9). On July 28, 2017 ABN Amro by way of a supplemental agreement removed the loan covenant that required that any member of the family of Mr. Evangelos J. Pistiolis maintained an ownership interest of 30% of the Company’s issued and outstanding common shares and replaced it with a covenant that states that no other party other than a member of the family of Mr. Evangelos J. Pistiolis (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) acquired a voting interest of more than 50% of the Company’s share capital, without ABN Amro’s prior written approval.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On November 16, 2018 the Company amended the ABN Facility to increase the borrowing limit by $5,000. This additional amount was subsequently drawn-down and applied towards capital expenditures under the Company’s newbuilding program and was allocated to the mortgaged vessels as follows: $750 to M/T Eco Fleet, $750 to M/T Eco Revolution and $3,500 to M/T Nord Valiant. Apart from the introduction of a new repayment schedule reflecting the increased facility principal, all other material terms remained the same. As per the new repayment schedule the quarterly installments were increased by $25, $25 and $100 for M/T Eco Fleet, M/T Eco Revolution and M/T Nord Valiant respectively and their respective balloon installments were increased by $475, $425 and $2,000, respectively.

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

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Alpha facility bore interest at LIBOR plus a margin of 3.50%. On February 21, 2020 the Company sold the M/T Stenaweco Elegance to a non-affiliated party, and fully prepaid the outstanding principal of the Alpha Bank Facility that amounted to $18,950.

Alpha Bank Top-Up Facility

On April 23, 2019, the Company entered into a credit facility with Alpha Bank for $1,500. This facility was subsequently drawn-down and applied towards capital expenditures under the Company’s newbuilding program. The credit facility was repayable in 8 consecutive quarterly installments of $187.5 commencing in July 2019. This facility was secured by way of a third mortgage over M/T Stenaweco Elegance.

The facility’s principal was added to the principal balance of the Alpha Bank Facility for all covenant related calculations.

The facility was secured as follows:

●	Intercreditor deed;
●	Third preferred ship mortgage over M/T Stenaweco Elegance;
●	Third priority general assignment of the earnings, insurances and any requisition compensation of M/T Stenaweco Elegance;
●	Third priority assignment of any time charterparty of M/T Stenaweco Elegance for a period of more than twelve (12) months;
●	Corporate guarantee of the Company;
●	Second priority pledge over the earnings account of the vessel;

The Alpha Bank Top-Up Facility bore interest at LIBOR plus a margin of 4.25%. On February 21, 2020 the Company sold the M/T Stenaweco Elegance to a non-affiliated party, and fully prepaid the outstanding principal of the Alpha Bank Top-Up Facility that amounted to $938.

AT Bank Facility

On September 5, 2017, the Company entered into a credit facility with Amsterdam Trade Bank N.V. of Holland (“AT Bank”) for $23,500 to fund the delivery of M/T Eco Palm Desert (the “AT Bank Senior Facility”), delivered in September 7, 2018. An amount of $8,993 from the AT Bank Senior Facility was applied towards repayment of the AT Bank Predelivery Facility on September 4, 2018. This facility was repayable in 20 consecutive quarterly installments of $325, commencing three months from draw down, and a balloon payment of $17,000 payable together with the last installment.

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

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

The facility was secured as follows:

●	Corporate guarantee of the Company;
●	Second priority perfected mortgage on M/T Eco Palm Desert;
●	Second rank priority assignment of insurance and earnings of the mortgaged vessel;
●	Second rank priority assignment of any time charters with duration of more than 12 months;
●	Second priority pledge of the shares of the shipowning subsidiary of the mortgaged vessel;
●	Second priority pledge over the earnings account of the vessel.

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

FINANCINGS COMMITTED UNDER SALE AND LEASEBACK AGREEMENTS

The majority of the below sale and leaseback agreements (“SLB”s) contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including (i) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and (ii) minimum free liquidity of $500 per vessel at the guarantors level.

Additionally, all the SLBs contain restrictions on the relative shipowning company incurring further indebtedness or guarantees and paying dividends, if such dividend payment would result in an event of default or termination event under the SLB agreements.

All the below SLBs are secured mainly by the following:

•         Ownership of the vessel financed;

•         Assignment of insurances and earnings of the vessel financed;

•         Specific assignment of any time charters of the vessel financed with duration of more than 12 months;

•         Corporate guarantee of Top Ships Inc.;

•         Pledge of the shares of the relative shipowning subsidiary;

•         Pledge over the earnings account of the vessel financed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Cargill Facility

On June 29, 2018 the Company entered into a sale and leaseback agreement (“SLB”) and a 5 year time charter with Cargill, a non-affiliated party, for its newbuilding vessel M/T Eco Marina Del Ray (Hull No 8242) delivered in March 2019. Consummation of the SLB took place on the vessel’s delivery date. Following the sale, the Company has bareboat chartered back the vessel at a bareboat hire rate of $8,600 per day and simultaneously the vessel commenced its five year time charter with Cargill. As part of this transaction, the Company has the obligation to buy back the vessel at the end of the five year period for $22,680. The gross proceeds from the sale were $32,387.

The SLB with Cargill is accounted for as a financing transaction, as control remains with the Company and the M/T Eco Marina Del Ray will continue to be recorded as an asset on the Company’s balance sheet. In addition, the Company has an obligation to repurchase the vessel.

Bank of Communications Financial Leasing Company (“BoComm Leasing”) Facility

On December 21, 2018 the Company entered into an SLB with BoComm Leasing, a non-affiliated party, for M/T Nord Valiant and M/T Eco California. Consummation of the SLB took place on January 17, 2019 for M/T Nord Valiant and on January 31, 2019 for M/T Eco California. Following the sale, the Company has bareboat chartered back M/T Nord Valiant for five years and M/T Eco California for seven years at a bareboat hire rate of $5,875 per day and $6,550 per day respectively. As part of this transaction, the Company has continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the SLBs were $21,655 for M/T Nord Valiant and $24,140 for M/T Eco California.

The SLB with BoComm Leasing contains a covenant requiring that there is no change of control of the Company, save with the prior written consent of BoComm Leasing.

The SLB with BoComm Leasing is accounted for as a financing transaction, as control remains with the Company and M/T Nord Valiant and M/T Eco California will continue to be recorded as an asset on the Company’s balance sheet. In addition, the Company has continuous options to repurchase the vessels below fair value.

On November 9, 2020, the Company exercised its purchase option on the M/T Eco California for $22,520 and on the same date the vessel was sold to an unaffiliated third party. In connection to this exercise, the Company paid an early termination/prepayment fee of $674, which is included in Loss on sale of vessels in the accompanying consolidated statements of comprehensive loss.

China Merchants Bank Financial Leasing Co. Ltd. ("CMBFL") Facility

On December 3, 2018 the Company entered into an SLB with CMBFL, a non-affiliated party, for M/T Eco Bel Air and for M/T Eco Beverly Hills. Consummation of the SLB took place on April 4 and May 9, 2019, respectively. Following the sale, the Company bareboat chartered back the vessels for a period of seven years at a bareboat hire rate of $1,475 per quarter per vessel. As part of this transaction, the Company had continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised. The gross proceeds from the sale were $91,412 for both vessels.

The SLB with CMBLF contained a representation that should be always in effect throughout the sale and leaseback period requiring the corporate guarantor (Top Ships Inc) to remain listed in the NASDAQ exchange and requiring that there is no change to the controlling shareholder of the guarantor. Violation of this ongoing representation would result in a covenant breach.

The SLB with CMBLF was accounted for as a financing transaction, as control remained with the Company and M/T Eco Bel Air and M/T Eco Beverly Hills would continue to be recorded as assets on the Company’s balance sheet. In addition, the Company had continuous options to repurchase the vessels below fair value.

On December 1 and December 10, 2020, the Company exercised its purchase options on the M/T Eco Beverly Hills and the M/T Eco Bel Air respectively by paying $41,281 for each vessel. The vessels were sold and leased back on the same dates to unaffiliated third parties. In connection to these exercises, the Company paid early termination/prepayment fees of $806 and $767 respectively, which are included in Loss on sale of vessels in the accompanying consolidated statements of comprehensive loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Oriental Fleet International Company Limited ("OFI") Facility

On July 8, 2019 the Company entered into sale and leaseback agreements with OFI, a non-affiliated party, for M/T Stenaweco Excellence , M/T Stenaweco Energy and M/T Stenaweco Evolution respectively. The sales of the three vessels were concluded on July 15, November 18 and November 20, 2019 respectively. Following the sale, the Company has bareboat chartered back the vessels for a period of ten years at bareboat hire rates comprising of financing principal based on straight-line amortization plus interest based on the three months LIBOR plus 3.90%.

The amortizations of the OFI facility were as follows:

●	for M/T Stenaweco Excellence: 120 consecutive monthly installments of $160, commencing from draw down, and a balloon payment of $6,400 payable together with the last installment,
●	for M/T Stenaweco Energy: 120 consecutive monthly installments of $131, commencing from draw down, and a balloon payment of $5,700 payable together with the last installment,
●	for M/T Stenaweco Evolution: 120 consecutive monthly installments of $153, commencing from draw down, and a balloon payment of $6,100 payable together with the last installment,

As part of this transaction, the Company had continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option was exercised and at the end of the ten year period it had an obligation to buy back the vessels at a cost represented by the balloon payment. The gross proceeds from the sale of the M/T Stenaweco Excellence were $25,600, for M/T Stenaweco Energy $21,375 and for M/T Stenaweco Evolution $24,400.

The SLB with OFI contained a covenant requiring the Company throughout the sale and leaseback period to remain listed in the NASDAQ exchange and requiring that there is no change of control of the Company, save with the prior written consent of OFI.

The SLB with OFI was accounted for as a financing transaction, as control remained with the Company and the vessels would continue to be recorded as assets on the Company’s balance sheet. In addition, the Company had the obligation to repurchase the vessels.

On October 14, October 29 and November 3, 2020, the Company exercised its purchase options and purchased the M/T SW Excellence, the M/T Stenaweco Energy and the M/T Stenaweco Evolution for $23,040, $19,808 and $22,570, respectively. The vessels were sold on the same dates to unaffiliated third parties. In connection to these exercises, the Company paid early termination/prepayment fees of $806, $693 and $790 respectively, which are included in Loss on sale of vessels in the accompanying consolidated statements of comprehensive loss.

Avic International Leasing Co., Ltd ("AVIC") Facility

On September 30, 2019 the owning companies of the M/T Eco Los Angeles and M/T Eco City of Angels entered into an SLB with AVIC, a non-affiliated party, for their newbuilding vessels M/T Eco Los Angeles and M/T Eco City of Angels. Consummation of the SLB and drawdown of funds took place on the vessels delivery dates from the shipyard, namely on February 10 and February 17, 2020 respectively. Following the sale, the Company has bareboat chartered back the vessels for a period of ten years at a bareboat hire rate of $9,435 for the first 5 years and $9,090 for the next 5 years per day per vessel, with a balloon installment of $11,288 for each vessel on the final charter hire date. As part of this transaction, the Company has continuous options, after the second year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option is exercised and at the end of the ten year period it has an obligation to buy back the vessels at a cost represented by the balloon payment. The gross proceeds from the sale amounted to $60,200 for both vessels.

The SLB with AVIC contains a covenant requiring that there is no change of control of the Company, save with the prior written consent of AVIC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The SLB with AVIC was accounted for as a financing transaction, as control will remain with the Company and the vessels will continue to be recorded as assets on the Company’s balance sheet. In addition, the Company has the obligation to repurchase the vessels.

Scheduled Principal Repayments: The Company’s annual principal payments required to be made after December 31, 2020 on its loan obligations, are as follows (including the financings under sale and leaseback agreements):

Years
December 31, 2021	5,735
December 31, 2022	6,088
December 31, 2023	6,466
December 31, 2024	44,372
December 31, 2025	3,708
December 31, 2026 and thereafter	40,630
Total	106,999

As of December 31, 2020, the Company was in compliance with all debt covenants with respect to its loans and credit facilities. The fair value of debt outstanding on December 31, 2020, after excluding unamortized financing fees, amounted to $107,833 when valuing the Cargill, BoComm and AVIC Sale and Leasebacks on the basis of the Commercial Interest Reference Rates (“CIRR”s) as applicable on December 31, 2020, which is considered to be a Level 2 item in accordance with the fair value hierarchy.

Financing Costs: The net additions in deferred financing costs amounted to $6,773 and $1,115 during the years ended December 31, 2019 and 2020 respectively.

8.	Commitments and Contingencies:

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

On August 1, 2017, the Company received a subpoena from the U.S. Securities and Exchange Commission (“SEC”) requesting certain documents and information in connection with offerings made by the Company between February 2017 and August 2017. The Company provided the requested information to the SEC in response to that subpoena. On September 26, 2018 and on October 5, 2018 the Company received two additional subpoenas from the SEC requesting certain documents and information in connection with the previous subpoena the Company received on August 1, 2017. The Company provided the requested information to the SEC in response to these subpoenas. The SEC investigation is ongoing and the Company continues to cooperate with the SEC in its investigation. The Company’s last communication with the SEC was in February 2019. The Company is unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation or what impact, if any, the cost of responding to the SEC's investigation or its ultimate outcome might have on the Company's financial position, results of operations or liquidity. Hence the Company has not established any provision for losses relating to this matter.

On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JFB)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) the Company and two of its executive officers. The complaint is brought on behalf of an alleged class of those who purchased common stock of the Company between January 17, 2017 and August 22, 2017, and alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016 (JFB)(SIL)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. By order dated July 20, 2018, the court consolidated the two actions under docket no. 2:17-cv-04987 and appointed lead plaintiffs for the consolidated action. On September 18, 2018, the plaintiffs filed a consolidated amended complaint. The amended complaint purports to be brought on behalf of shareholders who purchased the common stock of the Company between November 23, 2016 and April 3, 2018, makes allegations similar to those made in the original complaints, seeks similar relief as the original actions, and alleges that some or all the defendants violated sections 9, 10(b), 20(a), and/or 20A of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. All defendants filed motions to dismiss the amended complaint on March 25, 2019. Plaintiffs filed a consolidated opposition to defendants' motions to dismiss on May 24, 2019. Defendants filed replies in further support of the motions to dismiss on June 28, 2019. In a Memorandum Decision and Order dated August 3, 2019, the Court granted defendants' motions to dismiss under Rule 12(b)(6) and denied Plaintiffs' request for leave to amend. On August 7, 2019, the Court entered judgment dismissing the case. Plaintiffs filed a notice of appeal on August 26, 2019. Plaintiffs/appellants filed their opening brief on the appeal on October 25, 2019. Defendants/appellees filed their response briefs on November 26 and November 27, 2019, and plaintiffs/appellants filed their reply brief on December 11, 2019. The Second Circuit Court of Appeals (the “Court of Appeals”) held oral argument on March 10, 2020 and took the matter under advisement. On April 2, 2020, the Court of Appeals issued a summary order affirming the District Court's decision dismissing Plaintiffs' claims and denying leave to amend. The Court of Appeals was scheduled to issue a mandate making the decision effective on April 23, 2020 if Plaintiffs didn’t file a motion for reargument. Due to COVID-19, this deadline was extended to May 7, 2020. The Plaintiffs did not file a motion for reargument and the Second Circuit issued its mandate on May 14, 2020 upholding the decision of the United States District Court for the Eastern District of New York. The Supreme Court has extended the deadline for parties to file cert petitions asking the Court to hear an appeal to 150 days from the date of the lower court judgment. As a result, the deadline for Plaintiffs to file a cert petition with the Supreme Court was August 30, 2020 and since the Plaintiffs did not file a cert petition with the Supreme Court by that date, the case is now officially concluded in the Company’s favor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

Capital Expenditures under the Company’s Newbuilding program:

From May to June 2020 the Company entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis that led to the purchase of a number of vessels and newbuilding contracts (see Notes 1 and 5). As a result of these transactions, the Company has remaining contractual commitments as of December 31, 2020 for the acquisition of its fleet that are non-recourse to the Company as they are guaranteed by Central Mare Inc, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, totaling $182,016, including $30,060, $30,060, $30,060, $42,857 and $48,979 pursuant to newbuilding agreements for Eco Van Nuys (Hull No 2789), Eco Santa Monica (Hull No 2790), Eco Venice Beach (Hull No 2791), Eco West Coast (Hull No 865) and Eco Malibu (Hull No 866) respectively. All of these contractual commitments are payable in 2021.

As of January 6, 2021, pursuant to the sale of the M/T’s Eco Van Nuys (Hull No 2789), Eco Santa Monica (Hull No 2790) and Eco Venice Beach (Hull No 2791) and the purchase of M/T Eco Oceano Ca (Hull No. 871) and 35% interest in M/T’s Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214) (see Note 20), the Company had remaining contractual commitments for the acquisition of its fleet that are non-recourse to the Company as they are guaranteed by Central Mare Inc, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, amounting to $211,171 ($116,434 payable in 2021 and $94,737 payable in 2022). These contractual commitments include $42,857 and $48,979 pursuant to newbuilding agreements of Eco West Coast (Hull No 865) and Eco Malibu (Hull No 866) respectively and another $60,150, $28,035 and $31,150 pursuant to newbuilding agreements of M/T Eco Oceano Ca (Hull No. 871), M/T’s Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214) respectively.

Guarantee on performance of loans of the New 2020 Joint Venture

On December 10, 2020, the Company entered into a corporate guarantee agreement with Alpha Bank of Greece in respect of the obligations of its 50% subsidiary California 19 Inc. and California 20 Inc. under the Loan Agreement dated March 12, 2020 for a secured loan facility of $37,660 ($18,830 for each vessel) for the financing of M/T Eco Yosemite Park and M/T Eco Joshua Park (the “Alpha Corporate Guarantee”). The Company assigns no probability of default to said loan agreements and hence has not established any provisions for losses relating to this matter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

9.	Common and Preferred Stock, Additional Paid-In Capital and Dividends:

Reverse stock split: On March 26, 2018, August 22, 2019 and August 10 2020, the Company effected a 1-for-10, a 1-for-20 and a 1-for-25 reverse stock split of its common stock respectively. There was no change in the number of authorized common shares of the Company, or the floor price of the Company’s Series E Shares and the Class B Warrants, or the number of votes of the Company’s Series D Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company's warrants, exercise price of said warrants and conversion prices of the Company’s Series E Shares, in these financial statements have been retroactively adjusted to reflect these reverse stock splits.

Series D preferred shares: On May 8, 2017, the Company issued 100,000 shares of Series D preferred shares (the “Series D shares”) to Tankers Family Inc., a company controlled by Lax Trust for one thousand dollars ($1,000) pursuant to a stock purchase agreement. The Series D shares are not convertible into common shares and each Series D share has the voting power of 1,000 common shares. The Series D shares have no dividend or distribution rights and shall expire and all outstanding Series D shares shall be redeemed by the Company for par value on the date that any financing facility with any financial institution, which contain covenants that require that any member of the family of Mr. Evangelos J. Pistiolis maintain a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of the Company's issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D shares shall not be otherwise redeemable and upon any liquidation, dissolution or winding up of the Company, the Series D shares shall have a liquidation preference of $0.01 per share. Currently the SLBs with BoComm Leasing and AVIC Leasing, the Alpha Corporate Guarantee and the Navigare Lease have similar provisions that are satisfied via the existence of the Series D Shares. As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis guaranteed the performance of the bareboat charters, under certain circumstances, and in exchange, the Company agreed to indemnify him for any losses suffered as a result of the guarantee provided and in addition, the Company has amended the Certificate of Designation governing the terms of the Series D Shares, to adjust the voting rights per share of Series D Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the total voting power of the Company, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by the Company’s Board of Directors, including all three independent directors.

Issuance of common stock and warrants as part of the 2018 Common Stock Offering: On October 26, 2018, the Company priced a public offering of 4,000 shares of common stock, and warrants to purchase 7,000 common shares (the “2018 Warrants”), at $750 per common share and $0.01 per warrant. The 2018 Warrants had an exercise price of $750 per share that was later adjusted to $510 and $350 on January 11 and February 6, 2019 respectively, were exercisable immediately, and expired four months from the date of issuance. Each warrant granted the warrant holder the option to purchase one common share of the Company at any time within the abovementioned term (American style option). The proceeds from this offering (net of 6.5% placement agent fees), were $2,805. As of December 31, 2019, all 2018 Warrants, had been exercised for gross proceeds of $3,788 and 7,000 common shares were issued pursuant to these exercises. The Company accounted for the 2018 Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

On initial recognition the fair value of the 2018 Warrants was $1,671 and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the Company’s 2018 Warrants was the volatility used in the valuation model, which was approximated by using four-month daily historical observations of the Company’s share price. The annualized four-month daily historical volatility applied in the warrant valuation was 108%. A 5% increase in the volatility applied would have led to an increase of 3.8% in the fair value of the 2018 Warrants.

2014 Warrants: On July 31, 2019 the 2014 Warrants expired. From January 1, 2019 up to July 31, 2019 1,268,000 2014 Warrants, were exercised for gross proceeds of $3,161 and 13,481 common shares were issued pursuant to these exercises.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Issuance of common stock and warrants as part of the September 2019 Common Stock Offering: On September 13, 2019, the Company closed an underwritten public offering of an aggregate of 63,200 common shares (or pre-funded warrants to purchase common shares in lieu thereof, the Pre-Funded Warrants), warrants, or the Traditional Warrants, to purchase up to 71,600 of the Company’s common shares and an overallotment option of up to 9,480 common shares, or the September 2019 Transaction. This resulted in gross proceeds of $10,480 before deducting underwriting discounts, commissions and other offering expenses. The gross proceeds include the partial exercise of 3,400 common shares of the underwriter's over-allotment option granted in connection with the offering. From September 13 to December 31, 2019, 49,803 common shares were issued pursuant to the cashless exercise of 1,778,700 Traditional Warrants. The Traditional Warrants expired on December 31, 2019.

The Traditional Warrants entitled their holders to purchase either 0.040 common shares upon a cash exercise or 0.028 common shares upon a cashless exercise. Each Traditional Warrants had an exercise price of $204.75 per share and was exercisable from the date of issuance up to December 31, 2019. The Traditional Warrants could have been exercised on a cashless basis beginning on the earlier of (i) 30 days from the closing date and (ii) the trading day on which the aggregate trading volume of the Company’s common shares since the date of filing of the registration statement registering the common shares underlining the Traditional Warrants was equal to more than 189,600 common shares (the “Cashless Date”) if the VWAP of the common shares on any trading day on or after the Cashless Date failed to exceed the exercise price.

The Company accounted for the Traditional Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

On initial recognition the fair value of the Traditional Warrants was $1,139 and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the Company’s Traditional Warrants was the volatility used in the valuation model, which was approximated by using three-month daily historical observations of the Company’s share price. The annualized three-month daily historical volatility applied in the warrant valuation was 181%. A 5% increase in the volatility applied would have led to an increase of 10% in the fair value of the Traditional Warrants.

Issuance of common stock and warrants as part of the November 2019 Registered Direct Offering: On November 6, 2019, the Company entered into a placement agent agreement with Maxim Group LLC relating to the sale of the Company’s securities, or the Placement Agent Agreement. Pursuant to the Placement Agent Agreement, the Company entered into a Securities Purchase Agreement, with certain institutional investors in connection with a registered direct offering of an aggregate of 168,000 of the Company’s common shares at a public offering price of $50.00 per share, registered on the Company’s Registration Statement on Form F-3 (333-215577), or the Registered Offering. Concurrently with the Registered Offering and pursuant to the Purchase Agreement, the Company also commenced a private placement whereby the Company issued and sold class A warrants (or the “Class A Warrants”) to purchase up to 168,000 of the Company’s common shares and class B warrants (or the “Class B Warrants”) to purchase up to 168,000 of the Company’s common shares. The November 2019 Registered Direct Offering resulted in gross proceeds of $8,400 before deducting underwriting discounts, commissions and other offering expenses. The Class A Warrants and Class B Warrants were registered via a registration statement in form F1 that became effective on January 21, 2020.

During the year ended December 31, 2020, all outstanding Class A warrants (4,200,000 warrants) were exercised on a cashless basis into 67,200 of the Company’s common shares and no Class B Warrants were exercised. As of December 31, 2020 there are 4,200,000 Class B Warrants exercisable into 168,000 of the Company’s common shares with an exercise price of $1.00, that corresponds to the Class A Warrants floor price.

The Class A Warrants entitled their holders to purchase either 0.040 common shares upon a cash exercise or 0.016 common shares upon a cashless exercise. Each Class A Warrant had an exercise price of $50.00 per share and was exercisable from the date of issuance up to July 7, 2020. The Class A Warrants could be exercised on a cashless basis beginning on the earlier of (i) 30 days from the closing date and (ii) the trading day on which the aggregate trading volume of the Company’s common shares was equal to more than three times the number of common shares offered pursuant to the Purchase Agreement (the “Cashless Date”) if the VWAP of the common shares on any Trading Day on or after the Cashless Date failed to exceed $80.00 on such date.

The Company accounted for the Class A Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded that the 2018 Warrants, Traditional Warrants and Class A, warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On initial recognition the fair value of the Class A Warrants was $1,343 and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the Company’s Traditional Warrants was the volatility used in the valuation model, which was approximated by using eight-month daily historical observations of the Company’s share price. The annualized eight -month daily historical volatility that had been applied in the warrant valuation was 127%. A 5% increase in the volatility applied would have led to an increase of 7.35% in the fair value of the Class A Warrants.

The Class B Warrants entitle their holders to purchase 0.040 common shares upon a cash exercise. Each Class B Warrant is exercisable from the date of issuance up to May 7, 2021.

The Class B Warrants have a number of round down protection measures embedded in the warrant agreement. These measures provide for a downward adjustment of the exercise price of each warrant in the following cases:

●

Issuance of common shares: if the Company issues, sells or is deemed to have issued or sold any common shares for a consideration per share less than the exercise price of the Class B Warrants then the latter shall be reduced to match the reduced consideration per share.

●

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

●

Change in option price or rate of conversion: if the purchase or exercise price provided for in any of the Company’s options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any of the Company’s convertible securities, or the rate at which any convertible securities of the Company are convertible into or exercisable or exchangeable for common shares increases or decreases at any time, then the Class B Warrants’ exercise price will be adjusted to such price, provided that it is lower than the existing at the time Class B Warrants’ exercise price.

●

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

In connection with the abovementioned round down protection, the change in the conversion price of the Series E shares constituted a “Change in Option Price or Rate of Conversion” (as defined in the Class B Warrant agreement) and that, pursuant to Section 3(f)(iii) of the Class B Warrant agreement, entitles each holder to in any exercise of Class B Warrants, designate the Exercise Price (as defined in the Class B Warrant agreement) as the conversion price at which the Series E Shares are convertible, namely the lesser of: (i) $500.00, (ii) 80% of the lowest daily VWAP of the Company’s common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company’s common shares in any transaction from the date of the issuance the Series E Shares onwards, but in no event will the Exercise Price be less than $1.00 (floor price of the Class B Warrants). During the year ended December 31, 2020 no Class B Warrants were exercised.

As of December 31, 2020 the Class B Warrants entitled their holders to purchase 168,000 common shares (the “warrant shares”) for an exercise price of $1.00 per warrant share (floor price).

Accounting Treatment of the Class B Warrants

As of the issuance date the fair value of the 4,200,000 Class B Warrants amounted to $0.2373 per warrant, using the Cox, Ross and Rubinstein Binomial methodology.

The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the Company’s Class B Warrants was the volatility used in the valuation model. The annualized eighteen-month daily historical volatility that has been applied in the warrant valuation at inception was 134%. A 5% increase in the volatility applied would have led to an increase of 14% in the fair value of the Class B Warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The warrants issued in connection with the Company's follow-on offering provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange for cash. However, the warrants provide for a series of round down protection features that in accordance with ASU No. 2017-11 led to their classification as a liability since the settlement amount of the warrants may not equal the difference between the fair value of a fixed number of the Company shares and a fixed strike price. As a result, the fair value of the warrants is classified as a derivative liability and subsequent changes in fair value are recognized in the consolidated statements of comprehensive loss (see Note 14).

Equity distribution agreements: On May 25, 2018, February 12, 2020 and March 11, 2020, the Company, entered into three equity distribution agreements, or as they are commonly known, at-the-market offerings (“ATM”s), with Maxim Group LLC ("Maxim"). Under the first ATM the Company could sell up to $14,250 of its common stock and under each of the second and third ATMs the Company could sell up to $5,000 of its common stock with Maxim acting as a sales agent. Since Maxim was acting solely as a sales agent, it had no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with these ATMs. On July 24, 2018 the Company terminated the first ATM and as of that date the Company had received proceeds (net of 2% fees), amounting to $2,781 and issued 4,981 common shares. The Company completed all sales under the second and third ATMs during February and March 2020 out of which the Company received proceeds (net of 2% fees), amounting to $9,800 and issued 2,693,191 common shares.

Registered Direct Offerings: On March 30, April 15, April 27, April 28, May 14, May 19, June 7, June 10, June 14, June 23 and July 6 2020, the Company closed registered direct offerings for the sale of an aggregate of 36,723,765 of its common shares for proceeds of $112,146 (net of placement agent fees ranging from 6.25% to 6.50%) with unaffiliated investors. Maxim acted as a placement agent in all of these registered direct offerings. No warrants, derivatives, or other share classes were associated with these Registered Direct Offerings.

Dividends to common stock holders: No dividends were paid to common stock holders in the years ended December 31, 2018, 2019 and 2020.

10.	Loss Per Common Share:

All shares issued are included in the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted earnings per share for the years ended December 2018, 2019 and 2020 are as follows:

	Year Ended December 31,
	2018	2019	2020
Income:
Net loss attributable to common shareholders	(11,134)	(30,989)	(28,780)

Earnings per share:
Weighted average common shares outstanding, basic and diluted	36,362	117,104	23,517,479
Loss per share, basic and diluted	(306.20)	(264.63)	(1.22)

For the years ended December 31, 2018, 2019 and 2020 no dilutive shares were included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.

11.	Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of comprehensive loss are as follows:

Voyage Expenses	Year Ended December 31,
	2018	2019	2020
Port charges / other voyage expenses	1	678	1
Bunkers	18	830	659
Commissions (including $511, $829 and $761 respectively, to related party)	1,001	1,530	1,334
Total	1,020	3,038	1,994

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Vessel Operating Expenses	Year Ended December 31,
	2018	2019	2020
Crew wages and related costs	10,185	15,771	14,532
Insurance	761	1,180	1,194
Repairs and maintenance (including $187, $247 and $60 respectively, to related party)	1,120	1,528	1,259
Spares and consumable stores	2,645	4,148	3,861
Registration and tonnage taxes (Note 13)	115	159	178
Total	14,826	22,786	21,024

12.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive loss are analyzed as follows:

Interest and Finance Costs	Year Ended December 31,
	2018	2019	2020
Interest on debt (including $874, $928 and $0, respectively, to related party)	7,373	16,586	16,033
Bank charges and loan commitment fees (including $179, $20 and $0, respectively, to related party)	262	282	233
Amortization and write-off of financing fees	1,305	1,812	6,311
Amortization of debt discount	2,504	324	-
Total	11,444	19,004	22,577
Less interest capitalized	(1,782)	(927)	(1,621)
Total	9,662	18,077	20,956

13.	Income Taxes:

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

14.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of long term loans, accounts payable due to suppliers, amounts due to related parties, accrued liabilities and warrants granted to third parties.

a)

Interest rate risk: The Company as of December 31, 2020 is not subject to market risks relating to changes in interest rates, since all of the Company’s financing facilities were not subject to floating interest rates.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

The fair value of interest rate swaps was determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty the Company and, hence, they are considered Level 2 items in accordance with the fair value hierarchy. The Company paid a fixed rate and received a floating rate for these interest rate swaps. The fair values of these derivatives were derived principally from, or corroborated by, observable market data inputs included quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allowed values to be determined.

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

Interest rate swap agreements

The Company had entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate credit facilities. These interest rate swaps were pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The Company had entered into the following agreements with ABN Amro Bank and Alpha Bank relating to interest rate swaps, the details of which were as follows:

				Notional Amount
Agreement date	Counterparty	Effective (start) date:	Original Termination Date:	As of December 31, 2019	Fixed rate
June 3, 2016	ABN Amro Bank	April 13, 2018	Ju1y 13, 2021	$14,113	1.4425%
December 19, 2016	ABN Amro Bank	December 21, 2016	January 13, 2022	$14,888	2.0800%
March 29, 2018	Alpha Bank	March 29, 2018	February 25, 2025	$19,100	2.9700%

On January 17, 2019, as part of the prepayment of ABN Facility Tranche C, the Company unwound the interest rate swap with ABN Amro bank dated December 19, 2016 and realized a gain of $213. Furthermore, on July 15, 2019, as part of the prepayment of the NORD/LB facility, the Company unwound the interest rate swap with NORD/LB bank dated May 17, 2017 and realized a loss of $205. On January 16 and January 21, 2020, as part of the prepayment of the ABN Facility, the Company unwound its two remaining interest rate swaps with ABN Amro bank and realized a loss of $405. On February 21, 2020, as part of the prepayment of the Alpha Bank Facility, the Company unwound its interest rate swap with Alpha bank and realized a loss of $927. In both cases the resulting losses include losses resulting from the discontinuation of hedge accounting applied that have now been transferred from Other comprehensive income to Gain / (Loss) on Derivative financial instruments in the accompanying consolidated statements of comprehensive loss.

2014 Warrant liability

On July 31, 2019 the 2014 Warrants expired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Class B Warrant liability

The Company's Class B Warrant derivatives outstanding as of December 31, 2019 and 2020, are recorded at their fair values. As of December 31, 2020 the Company’s Class B Warrant derivatives consisted of 168,000 warrant shares outstanding, issued in connection with the Company’s November 2019 Registered Direct Offering that closed on November 7, 2019, as depicted in the following table:

Class B Warrants Outstanding December 31, 2019	Class B Warrant Shares Outstanding December 31, 2019	Original Term	Warrant Exercise Price*	Fair Value – Liability December 31, 2019
4,200,000	168,000	18 months	$25.00	609

Class B Warrants Outstanding December 31, 2020	Class B Warrant Shares Outstanding December 31, 2020	Original Term	Warrant Exercise Price*	Fair Value – Liability December 31, 2020
4,200,000	168,000	18 months	$1.00	66

* Applying the Floor Price

Recurring fair value measurements

The following table presents the fair value of those financial assets and liabilities measured at fair value on a recurring basis and their locations on the accompanying consolidated balance sheets, analyzed by fair value measurement hierarchy level:

		Fair Value Measurement at Reporting Date
As of December 31, 2019	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Current asset (Interest Rate Swaps)	82	-	82	-
Current liability (Interest Rate Swaps)	113	-	113	-
Non-current liability (Interest Rate Swaps)	985	-	985	-
Non-current liability (Class B Warrants)	609	-	-	609
As of December 31, 2020
Current liability (Class B Warrants)	66	-	-	66

As of December 31, 2019, the interest rate swaps relating to the ABN Facility (with effective dates April 13, 2018 and December 21, 2016) were classified in current assets and current liabilities respectively, due to the fact that the mortgaged vessels of the ABN Facility were classified as held for sale and the facility itself was classified in current liabilities. As of December 31, 2020, the Class B Warrants have been classified in current liabilities, due to the fact that they mature on May 7, 2021.

Non-recurring fair value measurements

		Fair Value Measurement at Reporting Date
	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
As of December 31, 2019
Assets held for sale	43,271	-	43,271	-
Investments in unconsolidated joint ventures	19,306	-	19,306	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

During the year ended December 31, 2019, in accordance with the provisions of relevant guidance, Assets held for sale with a carrying amount of $55,581 were written down to their fair value of $43,271, resulting in an impairment charge of $12,310, which is included in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2019. Additionally, Investments in unconsolidated joint ventures with a carrying amount of $22,450 were written down to their fair value of $19,306, resulting in an impairment charge of $3,144, which is included in the accompanying consolidated statements of comprehensive loss (see Note 17) for the year ended December 31, 2019. The fair value of the impaired vessels and investments in unconsolidated joint ventures was determined based on a market approach, which was determined using the purchase consideration in the sale agreements with the respective buyers for both the Company’s vessels in question and the vessels of the joint venture companies. As a result, the Company has classified these long-lived assets held for sale as Level 2.

The following table sets forth a summary of changes in fair value of the Company’s level 3 fair value measurements for the years ended December 31, 2019 and 2020:

Closing balance – December 31, 2018	1,915
Change in fair value of 2014 Warrants, included in Gain / (Loss) on derivative financial instruments in the consolidated statements of comprehensive loss	(1,915)
Initial measurement of Class B Warrants at inception	997
Change in fair value of Class B Warrants, included in Gain / (Loss) on derivative financial instruments in the consolidated statements of comprehensive loss	(388)
Closing balance – December 31, 2019	609
Change in fair value of Class B Warrants, included in Gain / (Loss) on derivative financial instruments in the consolidated statements of comprehensive loss	(543)
Closing balance – December 31, 2020	66

Derivative Financial Instruments not designated as hedging instruments – Class B Warrants:

The major unobservable input in connection with the valuation of the Company’s Class B Warrants is the volatility used in the valuation model, which is approximated by using four-month daily historical observations of the Company’s share price. The annualized four-month daily historical volatility that has been applied in the warrant valuation as of December 31, 2020 was 109%. A 5% increase in the volatility applied would lead to an increase of 1% in the fair value of the Class B Warrants. The fair value of the Company’s Class B Warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs.

	Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2019	Fair Value at December 31, 2020	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Input Value December 31, 2020
Class B Warrants	609	66	Non-Current / Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	109%

Location and amounts of derivative financial instruments fair values:

Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive loss are presented below:

	Amount of gain/(loss) recognized in Statement of comprehensive loss located in Gain / (Loss) on derivate financial instruments
	2018	2019	2020
Interest rate swaps- change in fair value	404	(841)	(1,332)
Interest rate swaps– realized gain/(loss)	-	139	(25)
2014 Warrants- change in fair value	1,417	1,915	-
Class B Warrants- change in fair value	-	388	543
Total	1,821	1,601	(814)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Derivative Financial Instruments designated as hedging instruments:

The components of accumulated other comprehensive loss included in the accompanying consolidated balance sheets consist of unrealized losses on cash flow hedges and are analyzed as follows:

Unrealized (Loss) on cash flow hedges
Balance, December 31, 2018	-
Effective portion of changes in fair value of interest swap contracts	(1,361)
Balance, December 31, 2019	(1,361)
Termination of interest rate swap contracts	1,361
Balance, December 31, 2020	-

15.	Other operating loss

On January 15, January 21, March 9 and October 20, 2020 the Company terminated the time charters of M/T Eco Fleet, M/T Stenaweco Elegance, M/T Eco Palm Desert and M/T Eco California and incurred time charter termination fees amounting to $500, $1,850, $1,700 and $750 respectively.

16.	Mezzanine Equity

On March 29, 2019, the Company entered into a Stock Purchase Agreement with Family Trading for the sale of 27,129 newly issued perpetual convertible preferred shares (the “Series E Shares”) at a price of one thousand dollars ($1,000) per share. The proceeds of the sale were used for the full and final settlement of all amounts due under the Further Amended Family Trading Credit Facility. The issuance of the Series E Shares was approved by a committee of the Company’s board of directors, of which all of the directors were independent.

Each holder of Series E Shares, at any time, has the right, subject to certain conditions, to convert all or any portion of the Series E Shares then held by such holder into the Company’s common shares at the conversion rate then in effect. Each Series E Share is convertible into the number of the Company’s common shares equal to the quotient of one thousand dollars ($1,000) plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) $500.00, (ii) 80% of the lowest daily VWAP of the Company’s common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company’s common shares in any transaction from the date of the issuance the Series E Shares onwards, but in no event will the Series E Conversion Price be less than the floor price (currently at $0.60). The floor price is adjusted (decreased) in case of splits or subdivisions of the Company’s outstanding shares and is not adjusted in case of reverse stock splits or combinations of the Company’s outstanding shares. The holders of each Series E Share are entitled to the voting power of one thousand (1,000) common shares of the Company. Upon any liquidation, dissolution or winding up of the Company, the holders of Series E Shares shall be entitled to receive the net assets of the Company pari-passu with the common shareholders. Furthermore the Company at its option shall have the right to redeem a portion or all of the outstanding Series E Shares. The Company shall pay an amount equal to one thousand dollars ($1,000) per each Series E Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Series E Shares (collectively referred to as the "Redemption Amount").

The Series E Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance. Finally, the holders of outstanding Series E Shares shall be entitled to receive, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a "Semi Annual Dividend Payment Date"), commencing on the first Semi Annual Dividend Payment Date, being June 30, 2019 in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Shares computed on the basis of a 365-day year and the actual days elapsed. Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends will not be payable in cash, if such payment violates any provision of any senior secured facility that the Company has entered or (as the case may be) will enter into, or any senior secured facility for which the Company has provided or (as the case may be) will provide a guarantee, for as long as such provisions, if any, remain in effect.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Company determined that the Series E shares were more akin to equity than debt and that the above identified conversion feature, subject to adjustments, was clearly and closely related to the host instrument, and accordingly bifurcation and classification of the conversion feature as a derivative liability was not required. Given that the Series D and Series E preferred stock's holders (Lax Trust) control a majority of the votes, the preferred equity is in essence redeemable at the option of the holder and hence has been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials”.

On June 30, 2019, the Company issued 1,029 Series E Shares for the payment of dividends accumulated since the original issuance of the Series E Shares through June 30, 2019 and on December 31, 2019, the Company declared a dividend of $1,621 for the period July 1, 2019 through December 31, 2019, which as of December 31, 2019 remained unpaid and was included in Due to related parties in the accompanying consolidated Balance sheets. During the year ended December 31, 2019 from July 25 to December 2, 2019 the company redeemed 12,434 Series E Shares and paid a total of $14,302 to Family Trading, $1,868 of which refers to the 15% redemption premium embedded in each redemption that the Company classified as deemed dividend. On February 17, 2020 the Company issued 16,004 Series E Shares to Family Trading, as settlement of $14,350 of consideration then outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from Mr. Evangelos J. Pistiolis, $1,621 of Series E Share dividends of the second half of 2019 and $32 of accrued interest on unpaid dividends from 2019.

At the initial issuance of Series E Shares, the Company recognized the beneficial conversion feature by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital, resulting in a discount of $9,339 on the Series E convertible preferred stock. The Company amortized this beneficial conversion in full in the period ended December 31, 2019 as the beneficial conversion was immediately exercisable and has been recognized as a deemed dividend. As the Company is in an accumulated deficit position, the offsetting amount was amortized as a deemed dividend recorded against additional paid-in-capital. During the year ended December 31, 2020, pursuant to issuances of Series E Shares, the Company recognized the beneficial conversion feature to additional paid-in capital, resulting in a discount of $1,067 on the Series E Shares which has been recognized as a deemed dividend.

During the year ended December 31, 2020, but before March 29, 2020, the Company redeemed 21,364 Series E Shares and paid a total of $24,569 to Family Trading, $3,204 of which refers to the 15% redemption premium.

As of December 31, 2020, upon conversion at the Series E Shares Conversion Price ($0.94) of 11,264 Series E Shares outstanding, Family Trading. would receive 12,901,674 common shares. However the Company on August 20, 2020 entered into a standstill agreement with Family Trading. for twelve months, pursuant to which Family Trading agreed not to convert any Series E Shares into the Company’s common shares, other than in connection with a change of control of the Company and hence the abovementioned conversion of Series E Shares into common shares should only be taken into account in that context.

After March 29, 2020 as per the original Series E Shares Statement of Designations all redemptions of Series E Shares will incur a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed instead of fifteen percent (15%). As of December 31, 2019 and 2020, the Company adjusted the carrying value of the Series E Shares to the maximum redemption amount, resulting in an increase of $4,227 and $2,253 respectively, which have been accounted as deemed dividend.

During the year ended December 31, 2020 the Company declared $1,796 of dividends to the Series E Shares holder, out of which $900 were paid via the issuance of 900 Series E Shares and $864 remain payable and are included in Due to related parties in the accompanying consolidated Balance sheets.

17.	Investments in unconsolidated joint ventures

2017 Joint Venture

During the year ended December 31, 2019 the Company recorded its proportionate share of City of Athens and Eco Nine’s other comprehensive losses of $391 as a decrease to the Company’s Investments in unconsolidated joint ventures, with a corresponding increase in other comprehensive loss, in accordance with ASC 323-10-35-18. In December 2019, the Company wrote down its Investments in the 2017 Joint Venture to their fair value less costs to sell, resulting in an impairment charge of $3,144, pursuant to the Joint Ventures' plan to sell the vessels. Their fair value was based on a market approach, which was determined using the purchase consideration in the sale agreements with buyers for the vessels of the joint venture companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Joint Venture’s vessels, the M/T Holmby Hills and the M/T Palm Springs were sold on March 26 and April 17, 2020 respectively. During the year ended December 31, 2020, the Company recognized a loss on the sale of its Investments in unconsolidated joint ventures amounting to $64, which is included in Equity gains in unconsolidated joint ventures (attributed to the 2017 Joint Venture) in the Company's consolidated statements of comprehensive loss. Net proceeds from the sale of the 2017 Joint Venture amounted to $19,555. The two companies that owned the vessels (City of Athens Pte. Ltd. and Eco Nine Pte. Ltd.) are in the final stages of dissolving.

New 2020 Joint Venture

On April 24, 2020 the Company acquired from a company affiliated with Mr. Evangelos J. Pistiolis, or the MR Seller, a 50% interest in two vessel owning companies (California 19 Inc. and California 20 Inc.) that owned two scrubber-fitted 50,000 dwt eco MR product tankers, M/T Eco Yosemite Park and M/T Eco Joshua Park respectively for $27,000, representing the Company’s share of interest in the fair value of the net assets acquired. Both vessels were delivered in March 2020 to the MR Seller from Hyundai Mipo shipyard of South Korea. The MR Seller had already entered into two joint venture agreements, for the two vessels, each with an equal ownership interest of 50%, with Just-C Limited, a wholly owned subsidiary of Gunvor Group Ltd (the other 50% owner). The abovementioned acquisition was approved by a special committee of the Company's board of directors (the “JV Special Committee”), of which all of the directors were independent and for which the JV Special Committee obtained a fairness opinion relating to the consideration of the transaction from an independent financial advisor. Sale and purchase commissions due to CSI related to these investments amounting to $454 were accounted for as part of the investment.

Out of the purchase price of $27,000, $1,646 and $1,654 were recognized as excess of the purchase price over the underlying net book value (“Basis Differences”) for California 19 Inc. and California 20 Inc. respectively, attributed to the value assigned to the attached time charter. These Basis Differences are amortized over the duration of the firm period of the charter (5 years) and their amortization is included as a reduction in Gains in unconsolidated joint ventures. Furthermore $1,963 and $1,963 were also recognized as Basis Differences for California 19 Inc. and California 20 Inc. respectively, attributed to the fair market value over the carrying value of the vessels. These Basis Differences are amortized over the useful life of the vessels (25 years) and their amortization is also included as a reduction in Gains in unconsolidated joint ventures.

On March 12, 2020, California 19 Inc. together with California 20 Inc. entered into a loan agreement with Alpha Bank for a senior debt facility of $37,660 ($18,830 for each vessel). The loan has a term of five years and is payable on maturity via a balloon payment of $18,830 per vessel. The credit facility bears interest at LIBOR plus a margin of 3.00%. The facility carries customary covenants and restrictions, including the covenant that during the life of the facility, the market value of the vessels should be at least 200% of the facility outstanding and any shortfall should be covered by partial prepayments. Vessels are to be valued three times per year, every March, July and December. Provided that there is no breach of the above-mentioned covenant and no event of default has occurred and is continuing or would occur if such dividend distribution would take place, California 19 Inc. and California 20 Inc. may distribute dividends, without any consent from Alpha Bank. The loans are guaranteed by the Company in their entirety and this guarantee is not limited to the Company’s share of the net assets of California 19 Inc. and California 20 Inc (see Note 8).

Each of the two product tankers are on time charters that commenced in March 2020 with Clearlake Shipping Pte Ltd, a subsidiary of Gunvor Group Ltd for a firm term of five years plus two additional optional years.

The Company's exposure is limited to its share of the net assets of California 19 Inc. and California 20 Inc., proportionate to its 50% equity interest in these companies. Generally, the Company will share the profits and losses, cash flows and other matters relating to its investments in California 19 Inc. and California 20 Inc. in accordance with its ownership percentage. The vessels are managed by CSI, pursuant to management agreements. The Company accounts for investments in joint ventures using the equity method since it has joint control over the investment.

A condensed summary of the financial information for equity accounted investments 50% owned by the Company shown on a 100% basis are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

	December 31, 2020
	California 19 Inc.	California 20 Inc.
Current assets	2,782	2,824
Non-current assets	37,952	37,980
Current liabilities	632	626
Long-term liabilities	18,637	18,632
Net operating revenues	4,955	4,766
Net profit	1,120	1,142

During the year ended December 31, 2020, California 19 Inc. and California 20 Inc. didn’t declare nor pay any dividends.

Recognition of Gains in unconsolidated joint ventures for the 2020 Joint Venture for the year ended December 31, 2020, is summarized below:

	December 31, 2020
	California 19 Inc.	California 20 Inc.
Net profit attributable to the Company	652	670
Amortization of Basis Differences	(272)	(273)
Equity gains in unconsolidated joint ventures (attributed to the 2020 Joint Venture)	380	397

18.	Revenues

Revenues are comprised of the following:

	2018	2019	2020
Time charter revenues	39,442	61,695	60,222
Time charter revenues from related parties	1,606	1,311	-
Voyage charter revenue	-	3,082	-
Total	41,048	66,088	60,222

The Company typically enters into time charters for periods ranging between three to five years and includes a charterer’s option to renew for a further two one-year periods at predetermined daily rates. Due to the volatility of the charter rates, the Company only accounts for the options when the Charterer gives notice that the option will be exercised. In addition, the time charter agreements may contain variable consideration in terms of profit share. The profit share is paid on a quarterly basis and consists of 50% of the difference (if that is positive) between the average Timecharter equivalent rates for MR2 Product Tankers of a number of publicly listed shipping companies to the agreed base fixed rate of the respective time charter. In a time charter contract, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. The charterer has the full discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful or non-hazardous cargo. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The charterer generally pays the charter hire in advance of the upcoming contract period.

Included in Voyage charter revenue for the year ended December 31, 2019 is demurrage earned by the Company of $687. As of December 31, 2020, all of the Company’s vessels are employed under time charters.

19.	Loss on sale of vessels:

During 2020 the Company sold the following vessels to unaffiliated third parties and collected the following gross proceeds:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Vessel	Date Sold	Selling Price (Gross)
M/T Stenaweco Energy	29/10/2020	$25,150
M/T Stenaweco Evolution	03/11/2020	$26,150
M/T Ecofleet	21/01/2020	$21,000
M/T Eco Revolution	14/01/2020	$23,000
M/T SW Excellence	14/10/2020	$27,008
M/T Stenaweco Elegance	21/02/2020	$33,500
M/T Eco Palm Desert	19/03/2020	$34,800
M/T Eco California	09/11/2020	$30,600
M/T Eco Bel Air	10/12/2020	$50,830
M/T Eco Beverly Hills	01/12/2020	$50,830
Total		$322,868

The net proceeds from the abovementioned sales amounted to $310,016, after deducting $10,852 of expenses and $2,000 of maintenance deposits (please see below). Out of the abovementioned vessels, the M/T Eco Revolution and M/T Eco Fleet were presented under Assets held for sale in the Company’s December 31, 2019 Balance sheet and were written down to their fair value less costs to sell. As a result of the abovementioned sales the Company recognized a loss from the disposal of vessels amounting to $12,355, which is separately presented in the Company's accompanying consolidated statements of comprehensive loss. For each of the vessels M/T Eco Bel Air and M/T Eco Beverly Hills that were sold and leased back (see Note 6) the buyer withheld $1,000 as a maintenance deposit, accounted for as a deposit asset, to be released at the end of the lease term, in accordance with ASC 840-10-25-39B. The Company evaluated these maintenance deposits and has not assigned any probability of them not being returned.

Following the sale of the above product tankers, the Company has been left with only one non-scrubber fitted vessel in its fleet (M/T Nord Valliant), thereby demonstrating its commitment towards scrubber fitted-vessels. Regarding the transaction of the M/T’s Eco Bel Air and Beverly Hills, the Company released equity while at the same time maintained its presence in the crude oil market, via the five-year Navigare Lease.

20.	Subsequent Events

On January 6, 2021 the Company sold to a related party affiliated with Mr. Evangelos J. Pistiolis (the “Buyer”) three shipowning companies that own M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) in exchange for:

●	$10,000 in cash.
●

100% ownership in a Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted Suezmax Tanker currently under construction at Hyundai Samho shipyard with expected delivery in February 2022. The shipowning company is party to a time charter, starting from the vessel’s delivery, with Central Tankers Chartering, for a firm duration of five years at a gross daily rate of $32,450, with a charterer’s option to extend for two additional years at $33,950 and $35,450.

●

35% ownership in one Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker currently under construction at Hyundai Heavy Industries shipyard with expected delivery in January 2022. The shipowning company is party to a time charter, starting from the vessel’s delivery, with a major oil trader, for a firm duration of three years at a gross daily rate of $36,000, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●

35% ownership in one Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker currently under construction at Hyundai Heavy Industries shipyard with expected delivery in February 2022. The shipowning company is party to a time charter, starting from the vessel’s delivery, with a major oil trader, for a firm duration of three years at a gross daily rate of $35,750, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●	A forgiveness of $1,150 in payables to the Buyer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020
AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Buyer will remain the guarantor on the shipbuilding contracts towards the shipyard and in addition, the Buyer will provide the Company with an option for a credit line up to 10% of the total shipbuilding cost at market terms, amounting to $23,815. The transaction was approved by a special committee composed of independent members of the Company's board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to this transaction from an independent financial advisor.

On March 17, 2021, the Company signed a commitment letter with Alpha Bank for a senior debt facility of up to $38,000 to fund, in part, the delivery of M/T Eco Malibu (Hull No 866) due for delivery in May of 2021. The credit facility remains subject to the agreement and the execution of customary legal documentation. The loan will be payable in 12 consecutive quarterly installments of $750 and 12 consecutive quarterly installments of $625, commencing three months from draw down, and a balloon payment of $21,500 payable together with the last installment. The credit facility will bear interest at LIBOR plus a fixed margin and a commitment fee will be payable quarterly in arrears over the committed and undrawn portion of the facility, starting from the date of signing the commitment letter.

On March 18, 2021, the Company entered into a credit facility with ABN Amro for $36,800 for the financing of the vessel M/T Eco West Coast (Hull No 866). This facility was drawn down in full. The credit facility is repayable in 24 consecutive quarterly installments of $615 commencing in June 2021, plus a balloon installment of $22,040 payable together with the last installment.

The facility contains various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% (iii) minimum free liquidity of $500 per delivered vessel owned/operated by the Company and (iv) market adjusted total assets of the Company minus total liabilities to be at least $60,000. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees. It also restricts the shipowning company from paying dividends if such a payment will result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•         First priority mortgage over M/T Eco West Coast;

•         Assignment of insurance and earnings of the mortgaged vessel;

•         Specific assignment of any time charters with duration of more than 12 months;

•         Corporate guarantee of the Company;

•         Pledge of the shares of the shipowning subsidiary;

•         Pledge over the earnings account of the vessel.

The facility bears interest at LIBOR plus a margin of 2.50%.

On March 26, 2021 the M/T Eco West Coast (Hull No 866) was delivered from Hyundai Heavy Industries shipyard in South Korea and on March 31, 2021 the vessel commenced its' time charter agreement with Clearlake.