Form 20-F
period 2021-12-31
TOP SHIPS INC.
filed 2022-04-15
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

As of December 31, 2021, 39,831,972 shares of common stock, par value $0.01 per share, 100,000 Series D Preferred Shares, par value $0.01 per share, and 13,452 Series E Preferred Shares, par value $0.01 per share, were outstanding.

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

PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.         KEY INFORMATION

Unless the context otherwise requires, as used in this annual report, the terms “Company,” “we,” “us,” and “our” refer to TOP Ships Inc. and all of its subsidiaries, and “TOP Ships Inc.” refers only to TOP Ships Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  References to our “Fleet Manager” or “CSI” are to Central Shipping Inc, a related party of ours, which performs the day-to-day management of our fleet. Throughout this annual report, the conversion from Euros, or €, to U.S. dollars, or $, is based on the U.S. dollar/Euro exchange rate of 0.8794 as of December 31, 2021, unless otherwise specified.

A.         Reserved

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

●

Our President, Chief Executive Officer and Director has significant influence over us, and a trust established for the benefit of his family may be deemed to beneficially own, directly or indirectly, 100% of our Series D and our Series E Preferred Shares, and an affiliate of his may be deemed to beneficially own 100% our Series F Preferred Shares, and thereby to control the outcome of matters on which our shareholders are entitled to vote.

●	We have been subject to litigation in the past and we may be subject to similar or other litigation in the future.

●

As of the date of this annual report our operating fleet consists of eight tankers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

●

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

●	If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

●	Delays or defaults by the shipyards in the construction of newbuildings could increase our expenses and diminish our net income and cash flows.

●	Our ability to obtain additional debt financing may be dependent on our ability to charter our vessels, the performance of our charters and the creditworthiness of our charterers.

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

●	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

●	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

●	Maritime claimants could arrest our vessels or vessels we acquire, which could interrupt our cash flow.

●	Governments could requisition our vessels or vessels we acquire during a period of war or emergency, resulting in loss of earnings.

●	U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

●	We are subject to U.S. federal income tax on our U.S. source income, which will reduce our earnings.

●	We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

●	Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

●	There is no guarantee of a continuing public market for you to resell our common shares.

●	Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

●	We have issued common shares in the past through various transactions. Shareholders may experience significant dilution as a result of our offerings.

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

Factors that influence demand for tanker vessel capacity include:

●	supply and demand for oil, petroleum products and chemicals carried;

●	changes in oil production and refining capacity resulting in shifts in trade flows for oil products;

●	the distance oil, petroleum products and chemicals are to be moved by sea;

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

●	environmental and other legal and regulatory developments;

●	economic slowdowns caused by public health events such as the ongoing COVID-19 pandemic;

●	currency exchange rates;

●	weather, natural disasters and other acts of God;

●	competition from alternative sources of energy, other shipping companies and other modes of transportation; and

●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the war in Ukraine.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;

●	current and expected newbuilding orders for vessels;

●	the scrapping rate of older vessels;

●	speed of vessel operation;

●	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of vessels;

●	the price of steel and vessel equipment;

●	technological advances in the design and capacity of vessels;

●	potential conversion of vessels for alternative use;

●	changes in environmental and other regulations that may limit the useful lives of vessels;

●	port or canal congestion;

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

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result up to the date of this annual report, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment as well as related logistical complications associated with supplying our vessels with spares or other supplies. Up to the date of this annual report, the above-mentioned factors led to an increase in off-hire days and a slight increase in operating and voyage expenses and may continue to do so.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a more difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry, have contributed to lower rates in the tanker industry up to the date of this annual report.

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

The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2021, the BDTI reached a high of 835 and a low of 492. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI but for petroleum product fixtures, has similarly been volatile. In 2021, the BCTI reached a high of 856 and a low of 432. Although the BDTI and BCTI were 1,744 and 993, respectively, as of April 12, 2022, there can be no assurance that the crude oil and petroleum products charter market will continue to increase, and the market could again decline. This volatility in charter rates depends, among other factors, on (i) the demand for crude oil and petroleum products, (ii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iii) oil refining volumes, (iv) oil prices, and (v) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

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

The London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of any of our future variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Currently four of our debt facilities have interest rates that fluctuate with changes in LIBOR and hence significant changes in LIBOR could have a material effect on the amount of interest payable on any future indebtedness, which in turn, could have an adverse effect on our financial condition.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process, in recent years, it is likely that LIBOR will be phased out in the near future, maybe as soon as in 2022. As a result, lenders have insisted, and our lenders could in the future insist, on provisions that entitle the lenders, to replace published LIBOR as the base for the interest calculation with another equivalent rate negotiated between the parties and/or their cost-of-funds rate. The triggering of such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. While currently all our vessels have scrubbers installed, costs of compliance with these regulatory changes for any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities would decrease our earnings.

The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

The fair market value of our vessels may increase and decrease depending on the following factors:

●	general economic and market conditions affecting the shipping industry;

●	prevailing level of charter rates;

●	competition from other shipping companies;

●	types, sizes and ages of vessels;

●	the availability of other modes of transportation;

●	supply and demand for vessels;

●	shipyard capacity;

●	cost of newbuildings;

●	price of steel;

●	number of tankers scrapped;

●	governmental or other regulations; and

●	technological advances.

If we sell any vessel at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment. If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value in our financial statements and incur a loss and a reduction in earnings. During the year ended December 31, 2021, we incurred an impairment charge of $1.2 million in connection with the sale of one our vessels. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of Vessels.”

An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in charter rates. As of April 8, 2022, newbuilding orders have been placed for an aggregate of approximately 6.4% of the existing global tanker fleet with the bulk of deliveries expected during 2022.

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

While our vessels have not called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws, in 2021, and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions in violation of applicable sanctions or embargo laws on charterers' instructions and without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.

In particular, the ongoing war in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the governments of the U.S., European Union, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, Ukraine, and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or “Brexit,” terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States, United Kingdom and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing war could result in the imposition of further economic sanctions by the United States, the United Kingdom and the European Union against Russia, with uncertain impacts on the tanker market. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations. Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, and the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on the shipping industry, and therefore our charterers and their business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

In January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general, increasing hostilities between the U.S. and Iran. This attack or further escalations between the U.S. and Iran that may follow, could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels lately), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world’s oil supply passes through. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.

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

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. Although the year-over-year growth rate of China’s GDP was approximately 8.1% for the year ended December 31, 2021 the average GDP growth rate over the last ten years remains below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars”. The International Monetary Fund has warned that continuing geopolitical tensions, between the United States and China could derail recovery from the impacts of COVID-19. Although the United States and China signed a trade agreement in early 2020, as further described below, there is no assurance that the Chinese economy will not experience a significant contraction in the future.

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

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

RISKS RELATED TO OUR COMPANY

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

Our financing facilities require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses and other representations, including the following:

●	maintain a consolidated leverage ratio of not more than 75%;

●	maintain market adjusted total assets minus total liabilities of at least $60 million,

●	maintain minimum free liquidity of $0.5 million per operating vessel but not less than $4.0 million in aggregate; and

●	assure no change of control of the company takes place, except with the lessor’s/lender’s prior written consent.

As of December 31, 2021, we are in compliance with all covenants in our financing facilities.

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

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2021, we had a total indebtedness of $153.3 million, excluding deferred finance fees. Our current or future debt could have other significant consequences on our operations. For example, it could:

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

Our President, Chief Executive Officer and Director has significant influence over us, and a trust established for the benefit of his family may be deemed to beneficially own, directly or indirectly, 100% of our Series D and our Series E Preferred Shares, and an affiliate of his may be deemed to beneficially own 100% our Series F Preferred Shares, and thereby to control the outcome of matters on which our shareholders are entitled to vote.

As of the date of this annual report, Lax Trust, which is an irrevocable trust established for the benefit of certain family members of our President, Chief Executive Officer and Director, Mr. Pistiolis, may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding shares of our Series D Preferred Shares. Each Series D Preferred Share carries 1,000 votes. In addition, the Lax Trust, through Family Trading Inc., or Family Trading, may be deemed to beneficially own 13,452 Series E Preferred Shares held by Family Trading, which represent all of the Series E Preferred Shares that are currently outstanding and which are convertible into approximately 17,470,130 common shares as of April 13, 2022. Each Series E Preferred Share carries 1,000 votes. Africanus Inc., an affiliate of Mr. Pistiolis, may be deemed to beneficially own all of the 7,200,000 outstanding shares of our Series F Preferred Shares. Each Series F Preferred Share carries 10 votes.

By the Lax Trust’s beneficial ownership of 100% of our Series D Preferred Shares and Series E Preferred Shares, and Africanus Inc.’s beneficial ownership of 100% of our Series F Preferred Shares, as of the date of this annual report, the Lax Trust together with Africanus Inc. may be deemed to beneficially own 82.4% of our total voting power and to control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust, Africanus Inc. or the family of Mr. Pistiolis may be different from your interests.

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

We have been subject to litigation in the past and we may be subject to similar or other litigation in the future.

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

On August 3, 2019 the Eastern District Court of New York dismissed the case with prejudice. On August 26, 2019, plaintiffs appealed the dismissal to the United States Court of Appeals for the Second Circuit. We filed our response briefs on November 26 and November 27, 2019, and plaintiffs/appellants filed their reply brief on December 11, 2019. The Court of Appeals held oral argument on March 10, 2020 and took the matter under advisement. On April 2, 2020, the Court of Appeals issued a summary order affirming the District Court’s decision dismissing Plaintiffs’ claims and denying leave to amend and the case was finally concluded in our favor.

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

As of the date of this annual report our operating fleet consists of eight tankers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

As of the date of this annual report, our operating fleet consists of one 50,000 dwt MR product tanker, five 157,000 dwt Suezmax crude oil tankers, and two 300,000 dwt Very Large Crude Carriers (VLCCs). Our MR product tanker is M/T Eco Marina Del Ray. Our Suezmax fleet consists of M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Oceano CA, M/T Eco Malibu and M/T Eco West Coast. Our VLCC fleet consists of M/T Julius Caesar and M/T Legio X Equestris. Furthermore, we have a 50% interest in M/T Eco Yosemite Park and M/T Eco Joshua Park, two 50,000 dwt product tankers. If these vessels are unable to generate revenue as a result of off hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

During 2021, 100% of our revenues derived from five charterers, BP Shipping Limited (“BP”), Clearlake Shipping Pte Ltd (“Clearlake”), Trafigura Maritime Logistics Pte Ltd (“Trafigura”), Dampskibsselskabet NORDEN A/S (“DS Norden A/S”), and Cargill International SA (“Cargill”). Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances, including as a result of the ongoing COVID-19 pandemic and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Delays or defaults by the shipyards in the construction of newbuildings could increase our expenses and diminish our net income and cash flows.

As of the date of this annual report, we do not have any contracts for newbuilding vessels. We may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels or vessels we acquire could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

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

We believe that we were not a PFIC for our 2014 through 2021 taxable years and do not expect to be treated as a PFIC in subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

We are subject to U.S. federal income tax on our U.S. source income, which will reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

We did not qualify for the tax exemption under Section 883 of the Code for our 2021 taxable year. Therefore, we and our subsidiaries are subject to an effective 2% U.S. federal income tax on the gross shipping income we derived during 2021 that is attributable to the transport of cargoes to or from the United States. We estimate the amount of this tax for our 2021 taxable year to be approximately $152,000.

We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

RISKS RELATED TO OUR COMMON SHARES

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq Stock Market LLC.

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

•         business interruptions caused by the ongoing outbreak of COVID-19;

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

•         issuance of shares; and

•         stock splits / reverse stock splits.

In addition, over the last few years, the stock market has experienced price and volume fluctuations, including due to factors relating to the ongoing outbreak of COVID-19, and this volatility has sometimes been unrelated to the operating performance of particular companies. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects. During 2021, the price of our common shares experienced a high of $3.89 in February and a low of $0.81 in December. This market and share price volatility relating to the effects of COVID -19, as well as general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

In addition, a possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common shares. Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company.

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

Further, a lack of trading volume in our stock may affect investors’ ability to sell their shares. Our common shares have periodically had low daily trading volumes in the market. As a result, investors may be unable to sell all or any of their shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.

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

On January 26, 2022, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. We regained compliance on March 22, 2022.

A continued decline in the closing price of our common shares on Nasdaq could result in suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors and constitutes a breach under certain of our credit agreements as well as constitutes an event of default under certain classes of our preferred stock and would cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.

Finally, if the volatility in the market continues or worsens, it could have a further adverse effect on the market price of our common shares, regardless of our operating performance.

We have issued common shares in the past through various transactions. Shareholders may experience significant dilution as a result of our offerings.

We have already sold large quantities of our common shares pursuant to previous public and private offerings of our equity and equity-linked securities. We currently have an effective registration statement on Form F-3 (333-234281), for the registered sale of $200 million of our securities, of which we have sold $129.7 million. We also have 13,452 Series E Preferred Shares outstanding, which are convertible into approximately 17,470,130 shares as of April 13, 2022. All of the Series E Preferred Shares are held by Family Trading.

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

We have issued a significant number of our common shares and we may do so in the future. Shares to be issued in future equity offerings could cause the market price of our common shares to decline, and could have an adverse effect on our earnings per share. In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

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

Our Third Amended and Restated Articles of Incorporation, as amended, authorizes our Board of Directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

Future issuance of common shares may trigger anti-dilution provisions in our Series E Preferred Shares and affect the interests of our common shareholders.

The Series E Preferred Shares contain anti-dilution provisions that have been triggered by securities we have issued, including common shares, convertible preferred shares, and warrants, and could further be triggered by future issuances of the same or similar types of securities, depending on the offering price of equity issuances, the conversion price or formula of convertible shares or the exercise price or formula of warrants. Any issuance below the then applicable conversion price of the Series E Preferred Shares, could result in an adjustment downward of the Series E Preferred Shares conversion price and an increase in the number of common shares each Series E Share is converted into. These adjustments could affect the interests of our common shareholders and the trading price for our common shares. Furthermore the Series E Preferred Shares holders have the option to replace the fixed conversion price with a variable conversion price, namely 80% of the lowest daily Volume-Weighted Average Price (“VWAP”) of our common shares over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice (but in no event can this variable conversion price be less than $0.60 (“Floor Price”)) and purchase such proportionate number of shares based on the variable conversion price in effect on the date of conversion. If using the variable conversion price of the Series E Preferred Shares, as of April 13, 2022, the Series E Preferred Shares have a conversion price of $0.77 and are convertible into 17,470,130 common shares per Series E Share, as may be further adjusted. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the then current conversion price of the Series E Preferred Shares would result in similar adjustments.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Third Amended and Restated Articles of Incorporation, as amended, our By-laws, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

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

Our By-laws provide that, unless the Company consents in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands, shall be the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act of the Republic of the Marshall Islands, or (iv) any action asserting a claim governed by the internal affairs doctrine. This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

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

Several provisions of our Third Amended and Restated Articles of Incorporation, as amended, and Amended and Restated By-laws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

●	authorizing our Board of Directors to issue “blank check” preferred stock without stockholder approval;
●	providing for a classified Board of Directors with staggered, three-year terms;
●	prohibiting cumulative voting in the election of directors;
●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for the directors;
●	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;
●	limiting the persons who may call special meetings of shareholders;
●	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and
●	restricting business combinations with interested shareholders.

In addition, we have entered into a stockholders rights agreement that makes it more difficult for a third party to acquire a significant stake in the Company without the support of our Board of Directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement.”

The above anti-takeover provisions and the provisions of our stockholders rights agreement could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

ITEM 4.         INFORMATION ON THE COMPANY

A.         History and Development of the Company

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed TOP Ships Inc. Our common shares are currently listed on Nasdaq under the symbol "TOPS." The current address of our principal executive office is 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8107. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of our Internet site is https://www.topships.org.

On January 11, 2019, we entered into a warrant exchange agreement with the sole holder of the warrants issued in a registered direct offering in October 2018 (the “2018 Warrants”) for the reduction of the exercise price of said warrants from $750 to $510. On the same date 300,000 2018 Warrants were exercised into 600 common shares. On February 5, 2019, we entered an amendment of the 2018 Warrants for the reduction of the exercise price of said warrants from $510 to $350. On the same date 714,285 2018 Warrants were exercised into 1,429 common shares. Between February 21 and February 25, 2019 the remaining 932,715 2018 Warrants were exercised into 1,865 common shares.

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

On July 15, 2019, we entered into SLBs with Oriental Fleet International Company Limited, a non-affiliated party, for M/T Stenaweco Excellence, and on August 30, 2019 for M/T Stenaweco Energy and M/T Stenaweco Evolution. The sale and leaseback of the M/T Stenaweco Excellence took place on July 15, 2019 and the sale and leasebacks of the M/T Stenaweco Energy and M/T Stenaweco Evolution took place on November 20, 2019. Prior to the aforementioned sale and lease backs, on November 20, 2019, we exercised the purchase options on the operating leases of the M/T Stenaweco Energy and M/T Stenaweco Evolution for a total of $47.9 million. Following the sales, we bareboat chartered back the three vessels for periods of ten years at bareboat hire rates comprising of financing principal based on straight-line amortization with a balloon payment at maturity plus interest based on the three months Libor plus 3.90% per day. As part of this transaction, we had continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option is exercised and at the end of the ten-year period we have an obligation to purchase the vessels. The gross proceeds from the sale of the M/T Stenaweco Excellence were $25.6 million and the total gross proceeds for the M/T Stenaweco Energy and M/T Stenaweco Evolution were $45.8 million.

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

Between January 22 and February 21, 2020, all of the Class A Warrants (4,200,000 warrants) were exercised on a cashless basis into 67,200 of our common shares. No Class B Warrants were exercised prior to their expiration on May 7, 2021.

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

On May 6, 2020 we purchased a 100% ownership interest in three Marshall Islands companies that each owned 100% interests in one scrubber-fitted 50,000 dwt one MR Product Tanker under construction in Hyundai Heavy Industries shipyard in South Korea, with attached time charters from entities affiliated with our Chief Executive Officer. The consideration amounted to $18 million and was scheduled to be paid in installments through the vessels’ delivery dates. The vessels, M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) were scheduled to be delivered in the first quarter of 2021. In January 2021, we sold these three shipowning companies, as described below.

On May 28, 2020, we acquired for $22 million from a company affiliated with our Chief Executive Officer, or the Suezmax Seller, a 50% ownership interest in two Marshall Island companies that each had a newbuilding contract for the construction of one scrubber-fitted 157,000 dwt eco Suezmax tanker, the M/T Eco West Coast (Hull No 865) and the M/T Eco Malibu (Hull No 866), under construction in Hyundai Heavy Industries shipyard in South Korea, with attached time charters. The M/T Eco West Coast was delivered to us in March 2021 and commenced its time charter upon delivery. The M/T Eco Malibu was delivered in May 2021. We had the option to acquire the other 50% ownership interest in both vessels from the Suezmax Seller at the same price until July 15, 2020. On June 18, 2020, we exercised both purchase options for a consideration of $22 million.

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

On January 8, 2021, we announced the sale of the three shipowning companies that own M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) to a related party affiliated with Mr. Evangelos J. Pistiolis in exchange for:

●	$10.0 million in cash.

●

100% ownership in a Marshall Islands company that was a party to a shipbuilding contract for a high specification scrubber fitted Suezmax Tanker delivered from Hyundai Samho shipyard in March 2022. The shipowning company is party to a time charter, starting from the vessel’s delivery, with a company affiliated with Mr. Evangelos J. Pistiolis, for a firm duration of five years at a gross daily rate of $32,450, with a charterer’s option to extend for two additional years at $33,950 and $35,450.

●

35% ownership in one Marshall Islands company that was a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker delivered from Hyundai Heavy Industries shipyard in January 2022. The shipowning company is party to a time charter, starting from the vessel’s delivery, with a major oil trader, for a firm duration of three years at a gross daily rate of $36,000, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●

35% ownership in one Marshall Islands company that was a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker delivered from Hyundai Heavy Industries shipyard in February 2022. The shipowning company is party to a time charter, starting from the vessel’s delivery, with a major oil trader, for a firm duration of three years at a gross daily rate of $35,750, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●	A forgiveness of $1.2 million in payables to the buyer.

The buyer would remain the guarantor on the shipbuilding contracts towards the shipyard and in addition, the buyer provided us with an option for a credit line up to 10% of the total shipbuilding cost at market terms, to be negotiated when the such option was to be exercised, amounting to $23.8 million.

On March 18, 2021, we entered into a credit facility with ABN Amro for $36.8 million for the financing of the vessel M/T Eco West Coast. This facility was drawn down in full. The credit facility is repayable in 24 consecutive quarterly installments of $0.62 million commencing in June 2021, plus a balloon installment of $22.0 million payable together with the last installment. The facility bears interest at LIBOR plus a margin of 2.50%.

On April 6, 2021, we took delivery of the vessel M/T Eco West Coast from the Hyundai Heavy Industries shipyard in South Korea.

On May 6, 2021, we entered into a senior debt facility with Alpha Bank of $38 million for the financing of the vessel M/T Eco Malibu. The loan is payable in 12 consecutive quarterly installments of $0.75 million followed by 12 consecutive quarterly installments of $0.63 million, commencing three months from draw down, and a balloon payment of $21.5 million payable together with the last installment. The facility bears interest at LIBOR plus a margin of 3.00%.

On May 11, 2021, we took delivery of the vessel M/T Eco Malibu from the Hyundai Heavy Industries shipyard in South Korea.

On September 1, 2021, we sold the M/T Nord Valiant to unaffiliated third parties for gross proceeds of $26.4 million, part of which were used to prepay in full the outstanding amount of the BoComm Leasing Facility.

On September 8, 2021, we issued 2,188 Series E Shares to Family Trading, as partial settlement of $2.2 million of the consideration outstanding from the VLCC Transaction.

On September 8, 2021 we purchased from a company affiliated with Mr. Evangelos J. Pistiolis (the “Seller”) for a consideration of $29.8 million an additional 65% ownership interest in each of Julius Caesar Inc. and Legio X Inc. (the “VLCC Companies”), each a party to shipbuilding contracts for VLCC Julius Caesar (Hull No. 3213) and VLCC Legio X Equestris (Hull No. 3214), respectively. Following this transaction (the “VLCC Transaction”), we became 100% owner of the VLCC Companies. The Seller remained the guarantor on the shipbuilding contracts towards the shipyard and in addition the Seller provided a financing option to the Company by remaining responsible to the shipyard for up to 20% of the shipbuilding cost per vessel (increased from 10%, as previously agreed on January 6, 2021), at our option, exercisable until each vessel’s delivery date.

On November 23, 2021 we entered into a credit facility with China Merchants Bank Financial Leasing Co. Ltd. ("CMBFL") for $108.0 million for the financing of the newbuilding vessels Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214). We drew down $54.0 million from the facility in January 2022 for the financing of the delivery of the M/T Julius Caesar and another $54.0 in March 2022 for the financing of the delivery of the M/T Legio X Equestris. For each of the vessels the credit facility is repayable in 32 consecutive quarterly installments of $0.7 million and a balloon payment of $32.4 million payable together with the last installment. The credit facility bears interest at LIBOR plus a margin of 2.60%.

On November 24, 2021 we agreed to sell the M/T Eco Los Angeles and M/T Eco City of Angels to unaffiliated third parties for net proceeds after debt repayment of $18.6 million, with closing taking place on February 28 and March 15, 2022 respectively.

Recent Developments

On January 5, 2022, we entered into an unsecured credit facility for up to $20 million with Central Mare Inc. (the “Central Mare Unsecured Bridge Loan”), an affiliate of our CEO, in order to finance part of the shipbuilding cost of the 2 VLCCs. As of the date hereof, $9 million has been drawn down and subsequently repaid from proceeds from the sale of M/T Eco Los Angeles and the facility is now terminated. The maturity date of the loan was December 31, 2022. The principal terms of the loan included an arrangement fee of 2%, interest of 12% per annum and a commitment fee of 1.00% on the undrawn part of the facility.

On January 17, 2022, we entered into a stock purchase agreement with Africanus Inc, an affiliate of our CEO, for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Preferred Shares”), in exchange for (i) the assumption by Africanus Inc of an amount of $47.6 million of shipbuilding costs for its newbuilding vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of the Company’s remaining payment obligations relating to the VLCC Transaction, in an amount of up to $27.6 million. As of the date hereof, 7,200,000 Series F Preferred Shares have been issued, in connection with the deliveries of M/T Julius Caesar, M/T Legio X Equestris and M/T Eco Oceano Ca. and the settlement of $24.4 million of payment obligations relating to the VLCC Transaction. Please see our Report on Form 6-K filed on January 21, 2022 for a description of the terms of the Series F Preferred Shares.

On January 17, 2022 we took delivery of the vessel M/T Julius Caesar from the Hyundai Heavy Industries shipyard in South Korea.

On January 26, 2022, we received a notice from the Nasdaq Stock Market indicating that because the closing bid price of our common shares for the preceding 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market.  We regained compliance on March 22, 2022.

On February 14, 2022, the Company entered into time charter employment agreements with a major oil trader for M/T Eco Beverly Hills and for M/T Eco Bel Air, according to which upon completion of their current charters, the M/T Eco Beverly Hills and M/T Eco Bel Air will enter into a time charter for a minimum period of 20 months and a maximum period of 26 months (at charterers option) at daily rate of $24,000 per vessel. Charterers also have the option to further extend the time charter until December 1, 2025 for M/T Eco Beverly Hills and December 10, 2025 for M/T Eco Bel Air.

On February 22, 2022, we announced that, upon completion of their current charters during the first or second quarter of 2022, the M/T Eco Beverly Hills and M/T Eco Bel Air will enter into time charter employment with a major oil trader for a minimum period of 20 months and a maximum period of 26 months, at charterer’s option. Charterers also have the option to further extend the time charter until December 1, 2025 for M/T Eco Beverly Hills and December 10, 2025 for M/T Eco Bel Air. The daily rate for the entire period for both vessels is $24,000. On the same day we announced an amendment of a previously-agreed time charter with an affiliate of Evangelos Pistiolis which shall commence upon delivery of M/T Eco Oceano from Hyundai Samho shipyard, expected during the first quarter of 2022. According to the amendment, the firm period of the time charter employment is increased from 5 years to 15 years and the daily rate is reduced from $32,450 to $24,500.

On March 2, 2022, we took delivery of the vessel M/T Legio X Equestris from the Hyundai Heavy Industries shipyard in South Korea.

On March 2, 2022 we entered into a sale and leaseback with AVIC, for our newbuilding vessel Eco Oceano Ca (Hull No. 871) for total proceeds of $48.2 million. Consummation of the sale and leaseback took place on March 4, 2022. Following the sale, we have bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 40 consecutive quarterly installments of $0.68 million and a balloon payment of $21.1 million payable together with the last installment, plus interest based on the three months LIBOR plus 3.50%. As part of this transaction, we have continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option was exercised and at the end of the ten year period we have an obligation to buy back the vessels at a cost represented by the balloon payment.

On March 4, 2022, we took delivery of the vessel M/T Eco Oceano Ca from the Hyundai Samho shipyard in South Korea.

B.         Business Overview

We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. Our operating fleet has a total capacity of 1,435,000 deadweight tonnes (“dwt”). As of the date of this annual report, our operating fleet consists of one 50,000 dwt product/chemical tanker, M/T Eco Marina Del Ray, five 157,000 dwt Suezmax tankers, the M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Oceano CA, M/T Eco Malibu and M/T Eco West Coast, two 300,000 dwt Very Large Crude Carriers (VLCCs), M/T Julius Caesar and M/T Legio X Equestris, and we also own 50% interest in two 50,000 dwt product tankers, M/T Eco Yosemite Park and M/T Joshua Park. All of our vessels are IMO certified and are capable of carrying a wide variety of oil products including chemical cargos which we believe make our vessels attractive to a wide base of charterers.

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

Our Fleet

The following tables present our fleet list as of the date of this annual report:

Operating MR Tanker Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Marina Del Ray	50,000	Cargill	March 2024	-	$15,100

Operating Suezmax Vessels on SLBs (treated as operating leases):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Bel Air	157,000	Trafigura	March 2024	9 months	$24,000 / $24,000
M/T Eco Beverly Hills	157,000	BP Shipping Limited	May 2022	1+1 years	$24,500 / $27,500 / $29,000

Operating Suezmax Vessels on SLBs (treated as financings):

M/T Eco Oceano CA	157,000	Central Tankers Chartering Inc.	March 2037	none	$25,450

Operating Suezmax Vessels financed via senior loan facilities:

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco West Coast	157,000	Clearlake	March 2024	1+1 years	$33,950 / $34,750 / $36,750
M/T Eco Malibu	157,000	Clearlake	May 2024	1+1 years	$33,950 / $34,750 / $36,750

Operating VLCC Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Julius Caesar	300,000	Trafigura	January 2025	1+1 years	$36,000 / $39,000 / $41,500
M/T Legio X Equestris	300,000	Trafigura	February 2025	1+1 years	$35,750 / $39,000 / $41,500

Operating Joint Venture MR Tanker fleet (50% owned):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Yosemite Park	50,000	Clearlake	March 2025	5+1+1 years	$17,400 / $18,650 / $19,900
M/T Eco Joshua Park	50,000	Clearlake	March 2025	5+1+1 years	$17,400 / $18,650 / $19,900

All the vessels in our fleet are equipped with engines of modern design with improved Specific Fuel Oil Consumption (SFOC) and in compliance with the latest emission requirements, fitted with energy saving improvements in the hull, propellers and rudder as well as equipment that further reduces fuel consumption and emissions certified with an improved Energy Efficiency Design Index (Phase 2 compliance level as minimum). Vessels with this combination of technologies, introduced from certain shipyards, are commonly referred to as eco vessels. We believe that recent advances in shipbuilding design and technology makes these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with our vessels for charters, providing us with a competitive advantage. Furthermore, all of our vessels are fitted with ballast water treatment equipment and exhaust gas cleaning systems (scrubbers).

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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States, with a notable exception for 2020 and 2021 in which years the COVID 19 epidemic dramatically reduced oil demand. According to the International Energy Agency, global oil demand for 2021 has increased to approximately 96.5 million barrels/day compared to approximately 91 million barrels/day during 2020.

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

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil and oil products in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles. This seasonality may affect operating results. However, to the extent that our vessels are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”) and International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is divided into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk, in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these requirements.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Additional amendments to Annex VI revising, among other terms, the definition of “Sulpher content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, will become effective in 2022. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, come into effect in June 2022.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

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

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Costs of compliance with these regulations may be substantial. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS will become effective in 2022.

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

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention entered into force in September 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention will come into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released a final Well Control Rule, which eliminated a number of provisions which could affect offshore drilling operations. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, that could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or “SIPs,” some of which regulate emissions resulting from vessel loading and unloading operations which may effect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. In April 2020, the EPA and Department of the Army published the “Navigable Waters Protection Rule,” to finalize a revised WOTUS definition, which rule became effective in June 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and U.S. Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime. In November 2021, the EPA and U.S. Army Corps of Engineers announced the signing of a proposed rule to revise the definition of WOTUS, which proposes to put back into place the pre-2015 definition.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General permit, or VGP, program (as discussed above) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for all our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on 1 March 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On 14th July 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. The Proposals are not yet in final form and may be subject to amendment. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which is due to commence in 2023 and which is to apply to all ships above a gross tonnage of 5000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2023- 2025. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. Both proposals are currently being negotiated and final drafts are expected in the summer of 2022.

Responsible recycling and scrapping of ships is becoming an increasingly important issue for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. As the Hong Kong Convention has yet to come into force, the 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states' territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.

EU Directive 2004/35/CE (as amended) regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species and habitats) on the basis of the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). With regard to specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda.

International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tonnage or over and are either engaged in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task hanging been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The United States rejoined the Paris Agreement in February 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships (while the Ship Energy-Efficiency Management Plan is mandatory for all vessels); (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5 000 gross tonnes to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarising the data collected. Thus, currently, data related to the GHG emissions of ships above 5 000 gross tonnes calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions. Effective November 1, 2022, the Revised MARPOL Annex VI will enter into force. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support implementation of the amendments.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

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

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly and negatively affect our business. Costs may be incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., DNV GL, American Bureau of Shipping, Lloyd’s Register of Shipping).

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

C.         Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. Our significant wholly-owned subsidiaries as of December 31, 2021 are listed in Exhibit 8.1 to this annual report on Form 20-F.

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

For a discussion of our results for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see "Item 5 – Operating and Financial Review and Prospects – A. Operating Results – Results for the Year Ended December 31, 2020 Compared to the year ended December 31, 2019" contained in our annual report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on April 23, 2021.

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

TCE Revenues / TCE Rates. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. The company's calculation of TCE may not be similar to other method of calculation of other companies.

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

The following table sets forth our selected other operating data for the periods indicated.

	2017	2018	2019	2020	2021
FLEET DATA
Total number of vessels at end of period (including leased vessels)	7.0	8.0	12.0	6.0	7.0
Average number of vessels(1)	6.8	7.3	11.1	9.5	7.1
Total calendar days for fleet	2,496	2,670	4,055	3,483	2,583
Total available days for fleet	2,495	2,668	4,032	3,442	2,579
Total operating days for fleet	2,491	2,663	3,959	3,363	2,500
Total time charter days for fleet	2,491	2,663	3,884	3,363	2,500
Total spot (voyage) days for fleet	-	-	75	-	-
Fleet utilization	99.81%	99.81%	98.17%	97.68%	96.93%

	2017	2018	2019	2020	2021
AVERAGE DAILY RESULTS
Time charter equivalent(2)	$15,403	$15,031	$16,233	$17,314	$22,020
Vessel operating expenses(3)	$5,386	$5,552	$5,619	$6,037	$6,070
General and administrative expenses(4)	$2,323	$2,620	$427	$555	$752

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

(3)

Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(4)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2017	2018	2019	2020	2021
On a consolidated basis
Total Revenues	$39,363	$41,048	$66,088	$60,222	$56,367
Less:
Voyage expenses	(999)	(1,020)	(3,038)	(1,994)	(1,317)
Time charter equivalent revenues	$38,364	$40,028	$63,050	$58,228	$55,050
Total operating days	2,491	2,663	3,884	3,363	2,500

Average Daily Time Charter Equivalent (TCE)	$15,403	$15,031	$16,233	$17,314	$22,020

Time Charter Revenues

Our Time charter revenues are driven primarily by the number and size of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil and oil products and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

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

As of the date of this annual report, we have bareboat chartered-in one product/chemical tanker, three Suezmax tankers and two VLCC tankers under our SLB arrangements which are accounted as financing and two suezmax crude oil tankers which are accounted as an operating lease. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

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

Operating Lease Expenses

Operating lease expenses represent operating lease payments for vessels we have bareboat chartered-in via operating lease agreements.

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

Management Fees—Related Parties

As from January 1, 2019, we have outsourced to CSI a related party controlled by the family of Mr. Evangelos J. Pistiolis, all operational, technical and commercial functions relating to the chartering and operation of our vessels. We outsourced the above functions pursuant to a letter agreement between CSI and Top Ships Inc. and management agreements between CSI and our vessel-owning subsidiaries on the same date, and each new vessel that entered our fleet after that date entered into a management agreement with CSI. See “Item7. Major shareholders and related party transactions — B. Related Party Transactions”.

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

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
●	management of our accounting system and records and financial reporting;
●	administration of the legal and regulatory requirements affecting our business and assets; and
●	management of the relationships with our service providers and customers.
●	The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:
●	charter rates and periods of charter hire for our tankers;
●	utilization of our tankers (earnings efficiency);
●	levels of our tanker’s operating expenses and dry-docking costs;
●	depreciation and amortization expenses;
●	financing costs; and
●	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2021

The following table depicts changes in the results of operations for 2021 compared to 2020.

	Year Ended December 31,		change
	2020	2021	YE21 v YE20
			$	%
Total charter revenues	60,222	56,367	(3,855)	-6%
Voyage expenses	1,994	1,317	(677)	-34%
Operating lease Expense	755	10,840	10,085	1336%
Vessel operating expenses	21,024	15,679	(5,345)	-25%
Dry-docking costs	356	361	5	1%
Vessel depreciation	13,174	7,670	(5,504)	-42%
Management fees-related parties	5,627	2,596	(3,031)	-54%
Other operating loss (Charter Termination Fees)	4,800	-	(4,800)	-100%
General and administrative expenses	1,932	1,943	11	1%
Loss on sale of vessels	12,355	-	(12,355)	-100%
Vessels Impairment charge	-	1,160	1,160	100%
Operating (loss) income	(1,795)	14,801	16,596	-925%
Interest and finance costs	(20,956)	(6,998)	13,958	-67%
(Loss)/Gain on financial instruments	(814)	66	880	-108%
Interest income	34	-	(34)	-100%
Investment Accounts impairment charge	-	-	-	-
Equity gain in unconsolidated joint ventures	713	747	34	5%
Total other expenses, net	(21,023)	(6,185)	14,838	-71%
Net (loss)/income	(22,818)	8,616	31,434	-138%

Year on Year Comparison of Operating Results

1.	Revenues, Voyage expenses, Other vessel operating expenses and Vessel Depreciation

Revenues, Voyage expenses, Other vessel operating expenses and Vessel Depreciation decreased mainly due to the decrease in the size of our fleet over the two comparable periods. During the year ended December 31, 2021 we employed on average 7.1 vessels, whilst in the same period of 2020 we employed on average 9.5 vessels, that resulted in decreases in all vessel related revenues and expenses. The decrease in revenues due to the decrease in the size of our fleet was partially offset by an increase in TCE rate in 2021 due to the employment of larger vessels when compared to 2020.

2.	Operating lease expenses

During the year ended December 31, 2021, Operating lease expenses increased by $10.1 million, or 1,336%, compared to the year ended December 31, 2020. This increase was due to the fact that operating lease expenses referred to the operating leases of M/T Eco Bel Air and M/T Eco Beverly Hills (the “Navigare Lease”) that only started on December 1 and 10, 2020 for M/T Eco Beverly Hills and M/T Eco Bel Air respectively.

3.	Management fees—related parties

During the year ended December 31, 2021, management fees to related parties decreased by $3.0 million, or 54%, compared to the same period in 2020. This decrease was mainly due to a $2.5 million reduction in sale and purchase commissions as per our management agreement with Central Shipping Inc (“CSI”) due to the fact that in 2020 we sold 10 vessels while in 2021 we sold only one vessel and a $0.5 million decrease in management fees relating to the decrease in the size of our fleet over the two comparable periods.

4.	Interest and Finance Costs

During the year ended December 31, 2021, interest and finance costs decreased by $14.0 million, or 67%, compared to the same period in 2020 mainly due to a decrease of $8.3 million in interest costs, a decrease of $0.2 million in amortization of deferred financing fees and a decrease of $0.2 million of other financial costs, all relating to the reduction of the number of vessels in our fleet.

Furthermore this decrease was also due to the fact that in the year ended December 31, 2020 we incurred $5.8 million of interest and finance costs relating to the acceleration of amortization of the unamortized balance of deferred financing fees of the vessels sold during the year, while in the same period in 2021 we only accelerated the amortization of $0.3 million of unamortized balance of deferred financing fees relating to the sale of M/T Nord Valiant, resulting in a difference between the years amounting to $5.3 million.

5.	Vessels Impairment charge

During the year ended December 31, 2021, Vessels Impairment charges increased by $1.2 million, or 100%, compared to the same period in 2020 mainly due to fact that during the year ended December 31, 2021, in accordance with the provisions of relevant guidance, a vessel held for sale (M/T Nord Valiant) with a carrying amount of $27.0 million was written down to its fair value of $25.9 million, resulting in an impairment charge of $1.2 million. The vessel was sold on September 1, 2021.

6.	Other operating loss

In connection with vessel sales during the year ended 2020, on January 15, January 21, March 9 and October 20, 2020 we terminated the time charters of M/T Eco Fleet, M/T Stenaweco Elegance, M/T Eco Palm Desert and M/T Eco California and incurred time charter termination fees amounting to $0.5 million, $1.9 million, $1.7 million and $0.7 million respectively. In the respective period of 2021 we only sold one vessel (the M/T Nord Valiant) and no such termination fees were charged as the time charter contract of said vessel expired before the vessel’s sale.

7.	Loss on sale of vessels

During 2020 we sold the following vessels to unaffiliated third parties:

Vessel	Date Sold
M/T Stenaweco Energy	29/10/2020
M/T Stenaweco Evolution	03/11/2020
M/T Ecofleet	21/01/2020
M/T Eco Revolution	14/01/2020
M/T Stenaweco Excellence	14/10/2020
M/T Stenaweco Elegance	21/02/2020
M/T Eco Palm Desert	19/03/2020
M/T Eco California	09/11/2020
M/T Eco Bel Air	10/12/2020
M/T Eco Beverly Hills	01/12/2020

As a result of the abovementioned sales we recognized a loss from the disposal of vessels amounting to $12.4 million (Please see "Item 18. Financial Statements—Note 19— Loss on sale of vessels"). During the year ended December 31, 2021 we incurred no Losses from sales of vessels.

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Note 2 to our consolidated financial statements included herein we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. However, we would not impair those vessels’ carrying value under our accounting impairment policy due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Furthermore during the year ended December 31, 2020 tanker values have been relatively stable while during the year ended December 31, 2021 tanker values have increased.

As of December 31, 2021, we believe that the basic charter-free market values of our owned operating vessels are higher than the vessels carrying value by approximately 11.6%.

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

As of December 31, 2021, we had an indebtedness of $150.6 million, which after excluding unamortized financing fees amounts to a total indebtedness of $153.3 million. Also as of December 31, 2021, our contractual and other cash commitments primarily consisted of contractual commitments for the acquisition of our fleet totaling $213.4 million. Finally, as of December 31, 2021, our cash and cash equivalent balances amounted to $6.4 million, held in U.S. Dollar accounts, $4.0 million of which are classified as restricted cash.

As of the date of this annual report all contractual commitments for the acquisition of our fleet have been settled and the company has successfully taken delivery of all its newbuilding vessels.  Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements' issuance.

Working Capital Requirements and Sources of Capital

As of December 31, 2021, we had a working capital deficit (current assets less current liabilities) of $31.8 million.

Our operating cash flow for the remainder of 2022 is expected to increase compared to the same period in 2021, as the contribution of the two VLCC tankers and the Suezmax tanker we have taken delivery of in the first quarter of 2022 will more than compensate the effect of the vessels sold in September 2021 and February 2022. Furthermore, as of the date of this annual report $24.4 million of Due to related parties, which were categorized as short term liabilities as of December 31, 2021 and have been the major factor resulting in our working capital deficit position, have been exchanged with 2,437,000 Series F Perpetual Preferred Shares (see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”).

Cash Flow Information

Cash and cash equivalents and restricted cash were $23.3 million and $6.4 million as of December 31, 2020 and 2021 respectively.

Net Cash from Operating Activities.

Net cash provided by operating activities increased by $10.1 million, or 168%, for 2021 to $16.1 million, compared to $6.0 million for 2020.

Adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2021 totaled $9.0 million. This consisted mainly of $7.7 million of depreciation expenses, $1.5 million Dividends from cumulative earnings of joint ventures, $1.2 million of impairment of vessels, $0.8 million of amortization and write offs of deferred financing costs, offset by $1.4 million of non-cash operating lease expenses $0.7 million in gains in unconsolidated joint ventures and $0.1 million of gains from the valuation of derivative financial instruments. The cash inflow from operations was offset by a $1.5 million decrease in current liabilities, offset by a $0.1 million increase in current assets.

Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2020 totaled $29.8 million. This consisted mainly of $13.2 million of depreciation expenses, $12.4 million of losses from the sale of vessels, $6.3 million of amortization and write offs of deferred financing costs, $1.1 million of impairment of vessels held for sale and $0.8 million of unrealized losses from the valuation of derivative financial instruments, offset by $0.7 million in gains in unconsolidated joint ventures. The cash inflow from operations was offset by a $4.1 million decrease in current liabilities, offset by a $0.8 million increase in current assets.

Net Cash from Investing Activities.

Net cash used in investing activities in the period ended December 31, 2021 was $76.7 million, consisting of $115.6 million of cash paid for advances for vessels under construction, offset by $35.9 million net proceeds from sale and exchange of vessels and $3.0 million of return of investments in unconsolidated joint ventures.

Net cash provided by investing activities in the year ended December 31, 2020 was $181.3 million, consisting of $310.0 million net proceeds from sale of vessels and $19.6 million from the sale of investments in unconsolidated joint ventures (2017 Joint Venture (please see “Item 18. Financial Statements—Note 17— Investments in unconsolidated joint ventures”), offset by $120.8 million of cash paid for advances for vessels under construction and $27.5 million of cash paid for Investments in unconsolidated joint ventures (2020 Joint Venture).

Net Cash from Financing Activities.

Net cash provided by financing activities in the period ended December 31, 2021 was $43.6 million, consisting of $74.8 million of proceeds from long term debt, offset by $28.3 million of principal payments and prepayments of debt, $1.8 million payments of dividends for Series E Shares and $1.1 million payments of financing costs.

Net cash used in financing activities in the year ended December 31, 2020 was $177.3 million, consisting of, $129.7 million of proceeds from equity offerings and $60.2 million of proceeds from long term debt. These inflows were offset by $252.1 of prepayments of long term debt, $60.9 million for consideration paid in excess of purchase price over book value of vessels, $24.6 million redemptions of Series E Shares, $17.4 million of scheduled debt repayments, $8.9 million of equity offering related costs, $1.9 million payments of financing costs and $1.4 million from the termination of Interest rate swaps.

Please see Item 5. “Operating and Financial Review and Prospects—A. Operating Results” in our Annual Report on Form 20-F, filed on April 23, 2021 where the 2019 cash flow information may be found.

Debt Facilities

For a more complete description of debt facilities entered into in the period ended December 31, 2021 as well as for a description of debt facilities entered before the period ended December 31, 2021 please see “Item 18. Financial Statements—Note 7—Debt.”.

2nd ABN Amro Facility

On March 18, 2021, we entered into a new credit facility with ABN Amro for $36.8 million for the financing of the vessel M/T Eco West Coast (Hull No 866). This facility was drawn down in full. The credit facility is repayable in 24 consecutive quarterly installments of $0.62 million commencing in June 2021, plus a balloon installment of $22.0 million payable together with the last installment. The facility bears interest at LIBOR plus a margin of 2.50%.

2nd Alpha Bank Facility

On May 6, 2021, we entered into a senior debt facility with Alpha Bank of $38 million for the financing of the vessel M/T Eco Malibu. The loan is payable in 12 consecutive quarterly installments of $0.75 million followed by 12 consecutive quarterly installments of $0.63 million, commencing three months from draw down, and a balloon payment of $21.5 million payable together with the last installment. The facility bears interest at LIBOR plus a margin of 3.00%.

Central Mare Unsecured Bridge Loan

On January 5, 2022 we entered into an unsecured credit facility for up to $20 million with an affiliate of Mr. Evangelos J. Pistiolis in order to finance part of the shipbuilding cost of our 2 VLCC newbuildings. As of the date of this annual report, $9 million has been drawn down. The facility maturity was December 31, 2022. The principal terms of the loan included an arrangement fee of 2%, interest of 12% per annum and a commitment fee of 1.00% on the undrawn part of the facility. The facility was fully repaid and terminated on March 4, 2022 from proceeds from the sale of the M/T Eco Los Angeles.

Financings Committed under Sale and Leaseback Agreements

2nd CMBFL Sale and Leaseback

On November 23, 2021 we entered into an SLB with CMBFL, for our newbuilding vessels Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214). Consummation of the SLB took place on January 17 and March 2, 2022, respectively. Following the sale, we have bareboat chartered back the vessels for a period of eight years at bareboat hire rates comprising of 32 consecutive quarterly installments of $0.68 million and a balloon payment of $32.4 million payable together with the last installment, plus interest based on the three months LIBOR plus 2.60%. As part of this transaction, we have continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option was exercised and at the end of the eight year period we have an option to buy back the vessels at a cost represented by the balloon payment.

2nd AVIC Sale and Leaseback

On March 2, 2022 we entered into an SLB with AVIC, for our newbuilding vessel Eco Oceano Ca (Hull No. 871). Consummation of the SLB took place on March 4, 2022. Following the sale, we have bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 40 consecutive quarterly installments of $0.68 million and a balloon payment of $21.2 million payable together with the last installment, plus interest based on the three months LIBOR plus 3.50%. As part of this transaction, we have continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option was exercised and at the end of the ten year period we have an obligation to buy back the vessels at a cost represented by the balloon payment. The obligations of our subsidiary as charterer are secured by, among other things, an assignments of the vessel’s insurances and earnings and any sub-charters of the vessel, and a pledge of the charterer’s earnings account. We guaranteed the charterer’s obligations under the charter.

Covenant Compliance

As of December 31, 2021, we were in compliance with all covenants with respect to our bank loans and sale and leaseback agreements. The fair value of debt outstanding on December 31, 2021, after excluding unamortized financing fees, amounted to $147.2 million when valuing the Cargill and AVIC SLBs on the basis of the Commercial Interest Reference Rates as applicable on December 31, 2021.

Operating Leases

On December 1 and December 10, 2020, we sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air respectively to a third non-affiliated party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. We do not have any option nor obligation to buy back the vessels. The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. Part of these covenants is a requirement to maintain a minimum liquidity of $4 million at all times which is certified bi-annually. As of December 31, 2021, we comply with all covenants of the Navigare Lease.

Please see “Item 18. Financial Statements—Note 6—Leases.” for more detailed information.

C.          Research and Development, Patents and Licenses, Etc.

Not applicable.

D.         Trend Information

For industry trends, refer to industry disclosure under “Item 4. Information on the Company—B. Business Overview.”

E.         Critical Accounting Estimates

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

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting estimates, see Note 2 to our consolidated financial statements included herein.

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

In 2020 tanker values were stable and in 2021 they increased and as a result in both years the charter-free market value of each vessel of our fleet was higher than its carrying amount. As such we had no indicators of potential impairment and did not perform the undiscounted cash flow test for any vessel of our fleet.

In December 2021 we classified two product tankers, M/T Eco Los Angeles and M/T Eco City of Angels as held for sale. Since their fair value less costs to sell exceeded their carrying amount the Company didn’t incur any impairment charges. The vessels were sold on February 28 and March 15, 2022 respectively to unaffiliated third parties for a total consideration of $73 million. Furthermore during the six months ended June 30, 2021, in accordance with the provisions of relevant guidance, we recognized the M/T Nord Valiant, the carrying amount of which as of June 30, 2021 amounted to $27.0 million, as held for sale and wrote it down to its fair value of $25.8 million, resulting in an impairment charge of $1.2 million. The vessel was sold on September 1, 2021 to unaffiliated third parties for a total consideration of $26.4 million.

Also see “Item 18. Financial Statements—Note 2— Significant Accounting Policies”.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Members of our Board of Directors are elected annually on a staggered basis and each director elected holds office for a three-year term.

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	49	Director, President, Chief Executive Officer
Alexandros Tsirikos	48	Director, Chief Financial Officer
Konstantinos Patis	48	Chief Technical Officer
Vangelis G. Ikonomou	57	Chief Operating Officer
Konstantinos Karelas	49	Independent Non-Executive Director
Stavros Emmanuel	79	Independent Non-Executive Director
Paolo Javarone	48	Independent Non-Executive Director

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

B.         Compensation

On September 1, 2010, we entered into separate agreements with Central Mare, pursuant to which Central Mare furnishes our four executive officers as described below. During the fiscal year ended December 31, 2021, we paid to the members of our senior management and to our director’s aggregate compensation of $0.4 million. We do not have a retirement plan for our officers or directors and we did not issue any stock options or other securities to them as part of compensation for the fiscal year ended December 31, 2021.

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

C.         Board Practices

Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have two executive directors and three independent non-executive directors. The term of our Class II directors, Paolo Javarone and Konstantinos Karelas, expires at the annual general meeting of shareholders in 2024. The term of our Class III director, Alexandros Tsirikos, expires at the annual general meeting of shareholders in 2022. The term of our Class I directors, Stavros Emmanuel and Evangelos J. Pistiolis expires at the annual general meeting of shareholders in 2023.

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

D.         Employees

We have only one direct employee while our four executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2019, 2020 and 2021, we employed 269, 136, and 146 sea going employees, indirectly through our Fleet Managers.

E.         Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders

The following table sets forth the beneficial ownership of our voting securities, comprised of our common shares, Series D Preferred Shares, Series E Preferred Shares, and Series F Preferred Shares, as of the date of this annual report, held by: (i) each person or entity that we know beneficially owns 5% or more of our common shares and (ii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All shareholders of common stock are entitled to one vote for each common share held, holders of our Series D Preferred Shares are entitled to 1,000 votes per Series D Preferred share held, holders of our Series E Preferred Shares are entitled to 1,000 votes per Series E Preferred share held, and holders of our Series F Preferred Shares are entitled to 10 votes per Series F Preferred share held.

Name and Address of Beneficial Owner(2)	Number of Shares Owned	Percentage of Class	Percentage of Total Voting Power
Lax Trust (1)	100,000 Series D Preferred Shares (3)	100%	50.4%
	13,452 Series E Preferred Shares	100%
Africanus Inc. (1)	7,200,000 Series F Preferred Shares	100%	32.0%
Executive officers, directors and key employees	100,000 Common Stock	0.3%	0.0%

____________

(1)

The above information is derived, in part, from the Schedule 13D/A filed with the SEC on April 1, 2022. The Lax Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. Africanus Inc. is an affiliate of Mr. Pistiolis. The business address of Africanus Inc. is 11 Kanari Street, 10671 Athens, Greece. The above percentage of total voting power is based on 225,283,972 eligible votes, which is calculated by taking the sum of (i) 39,831,972 common shares outstanding (one vote per common share held), (ii) 100,000,000 votes carried by the outstanding Series D Preferred Shares (1,000 votes per Series D Preferred Share held), (iii) 13,452,000 votes carried by the outstanding Series E Preferred Shares (1,000 votes per Series E Preferred Share held) and (iv) 72,000,000 votes carried by the outstanding Series F Preferred Shares (10 votes per Series F Preferred Share held). As of April 13, 2022, the 13,452 Series E Preferred Shares held by Family Trading may be converted to 17,470,130 common shares.

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

As of April 13, 2022, we had six shareholders of record, which were located in the United States and held an aggregate of 39,831,972 our common shares, representing 100% of our outstanding common shares. However, one of the U.S. shareholder of record is Cede & Co., which held 39,831,757 of our common shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2019, 2020 and 2021 are $0.3 million.

(b) Central Shipping Inc (“CSI”) – Letter Agreement and Management Agreements

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

Pursuant to the CSI Letter Agreement, as well as the CSI Management Agreements concluded between CSI and our vessel-owning subsidiaries, we pay a management fee of $572 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the CSI Management Agreements provide for payment to CSI of: (i) $520 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of our newbuilding vessels while the vessels are under construction, for which we pay CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

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

The fees charged by and expenses relating to CSI for the years ended December 31, 2020 and 2021 were $12.3 million and $5.7 million respectively. For the years ended December 31, 2020 and 2021, CSI also charged us newbuilding supervision related pass-through costs amounting to $1.0 and $1.2 million respectively.

(c) Issuance of Series E Preferred Shares to Family Trading Inc (“Family Trading”)

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

On August 20, 2020, we entered into a Standstill Agreement with Family Trading, pursuant to which Family Trading agreed not to convert any of its Series E Preferred Shares into Common Shares until August 20, 2021.

On September 8, 2021, pursuant to a Sale and Purchase Agreement between the Issuer and Zizzy Charter Co. dated September 8, 2021, we issued 2,188 Series E Preferred Shares to Family Trading as partial settlement of the consideration outstanding for the purchase of an additional 65% ownership interest in each of Julius Caesar Inc. and Legio X Inc., each a party to shipbuilding contracts for VLCC Julius Caesar and VLCC Legio X Equestris, respectively, from a party affiliated with Mr. Pistiolis.

(d) Vessel Acquisitions from affiliated entities

From January 31, 2018 to September 8, 2022 we entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis. As of December 31, 2021, we owe $27.6 million to the previous owners of the newbuilding vessels. For more information on these vessel acquisitions please see “Item 18. Financial Statements—Note 1— Basis of Presentation and General Information.” and “Item 4. Information On The Company - A. History and Development of the Company –Recent Developments.”

(e) Charter Parties with Central Tankers Chartering Inc (“Central Tankers Chartering”)

On May 4, 2020 we acquired from entities affiliated with Mr. Evangelos J. Pistiolis three Marshall Island companies that owned for the newbuilding vessels M/T Eco Van Nuys, M/T Eco Santa Monica and M/T Eco Venice Beach, due for delivery in the first quarter of 2021. These companies were each a party to a time charter party with Central Tankers Chartering, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, The time charters were for a firm period of five years at a daily rate of $16,200 with two optional years at daily rates of $17,200 and $18,200 respectively, at Central Tankers Chartering’s option and would have commenced upon each vessel’s delivery from the shipyard in the first quarter of 2021. On January 6, 2021 the abovementioned companies were sold as part of the VLCC Transaction.

On January 6, 2021 we acquired a shipowning company from an entity affiliated with Mr. Evangelos J. Pistiolis that owned M/T Eco Oceano CA which was party to a time charter, with Central Tankers Chartering Inc, for a firm duration of five years at a gross daily rate of $32,450, with two optional years at $33,950 and $35,450 at Central Tankers Chartering’s option. The time charter commenced on the date of delivery. As of December 31, 2021, there were no amounts due to Central Tankers Chartering. On February 22, 2022 we amended the previously agreed time charter with Central Tankers Chartering and increased its firm period from 5 years to 15 years and reduced the daily rate from $32,450 to $24,500.

(f) Personal Guarantees by Mr. Evangelos J. Pistiolis and Related Amendments to the Series D Preferred Shares.

As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters connected to the lease and in exchange, we agreed to indemnify him for any losses suffered as a result of the guarantee provided, and we amended the Certificate of Designations governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. This personal guarantee comes into effect in the case 120 days have passed and we are still unable to pay down all amounts due under the Navigare Lease, with the exception of amounts due to Navigare due to a total loss, where in this case the personal guarantee will cover an amount equal to all unpaid charter hire and a further amount equivalent to all future charter hire that would have accrued from the date of the total loss up to the end of the charter period and is callable 200 days after the date of the total loss. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by the Company’s Board of Directors, including all three independent directors.

(g) Issuance of Series F Preferred Shares to Africanus Inc.

On January 17, 2022, we entered into a stock purchase agreement with Africanus Inc., an affiliate of our CEO for the sale of up to 7,560,759 Series F Non-Convertible Perpetual Preferred Shares, par value $0.01, in exchange for (i) the assumption by Africanus Inc. of an amount of $48.0 million of shipbuilding costs for vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of our remaining payment obligations relating to the acquisition in September 8, 2021 of an additional 65% ownership interest in the newbuilding contracts for its 2 VLCCs, in an amount of up to $27.6 million. As of the date of this annual report 7,200,000 Series F Preferred Shares have been issued.

(h) Central Mare Bridge Loan

On January 5, 2022 we entered into an unsecured credit facility for up to $20 million with an affiliate of Mr. Evangelos J. Pistiolis in order to finance part of the shipbuilding cost of our 2 VLCC newbuildings. As of the date of this annual report, $9 million were drawn down. The facility maturity was December 31, 2022. The principal terms of the loan include an arrangement fee of 2%, interest of 12% per annum and a commitment fee of 1.00% on the undrawn part of the facility. The facility was fully repaid and terminated on March 4, 2022 from proceeds from the sale of the M/T Eco Los Angeles.

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

On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JFB)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) us and two of our executive officers. The complaint was brought on behalf of an alleged class of those who purchased our common stock between January 17, 2017 and August 22, 2017, and alleges that we and two of our executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016 (JFB)(SIL)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. By order dated July 20, 2018, the court consolidated the two actions under docket no. 2:17-cv-04987 and appointed lead plaintiffs for the consolidated action. On September 18, 2018, the plaintiffs filed a consolidated amended complaint. The amended complaint purports to be brought on behalf of shareholders who purchased our common stock between November 23, 2016 and April 3, 2018, makes allegations similar to those made in the original complaints, seeks similar relief as the original actions, and alleges that some or all the defendants violated sections 9, 10(b), 20(a), and/or 20A of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. All defendants filed motions to dismiss the amended complaint on March 25, 2019. Plaintiffs filed a consolidated opposition to defendants’ motions to dismiss on May 24, 2019. Defendants filed replies in further support of the motions to dismiss on June 28, 2019. In a Memorandum Decision and Order dated August 3, 2019, the Court granted defendants’ motions to dismiss under Rule 12(b)(6) and denied Plaintiffs’ request for leave to amend. On August 7, 2019, the Court entered judgment dismissing the case. Plaintiffs filed a notice of appeal on August 26, 2019. Plaintiffs/appellants filed their opening brief on the appeal on October 25, 2019. Defendants/appellees filed their response briefs on November 26 and November 27, 2019, and plaintiffs/appellants filed their reply brief on December 11, 2019. The Court of Appeals held oral argument on March 10, 2020 and took the matter under advisement. On April 2, 2020, the Court of Appeals issued a summary order affirming the District Court’s decision dismissing Plaintiffs’ claims and denying leave to amend and the case is now concluded in our favor.

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

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 39,831,972 shares were issued and outstanding as of the date of this annual report and 20,000,000 preferred shares with par value of $0.01, of which 100,000 Series D Preferred Shares, 13,452 Series E Preferred Shares, and 7,200,000 Series F Preferred Shares were issued and outstanding as of the date of this annual report. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

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

On August 20, 2020, we entered into a Standstill Agreement with Family Trading, pursuant to which Family Trading agreed not to convert any of its Series E Preferred Shares into Common Shares until August 20, 2021.

On September 8, 2021, pursuant to a Sale and Purchase Agreement between the Issuer and Zizzy Charter Co. dated September 8, 2021, we issued 2,188 Series E Preferred Shares to Family Trading as partial settlement of the consideration outstanding for the purchase of an additional 65% ownership interest in each of Julius Caesar Inc. and Legio X Inc., each a party to shipbuilding contracts for VLCC Julius Caesar and VLCC Legio X Equestris, respectively, from a party affiliated with Mr. Pistiolis.

As of the date of this annual report, there were 13,452 shares of Series E Preferred Shares outstanding.

The Series E Preferred Shares have the following characteristics:

Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into the Issuer’s Common Shares at the conversion rate then in effect. Each Series E Preferred Share is convertible into the number of the Issuer’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) $500.00, (ii) 80% of the lowest daily VWAP of the Issuer's Common Shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Issuer’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Issuer’s Common Shares in any transaction from the date of the issuance the Series E Perpetual Preferred Stock onwards, but in no event will the Series E Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. Finally, the Series E Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock combinations, reclassifications or similar events affecting the Common Shares.

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

Distributions. The holders of Series E Preferred Shares are entitled to receive certain dividends and distributions paid to holders of Common Shares on an as-converted basis. Upon any liquidation, dissolution or winding up of our Company, the holders of Series E Preferred Shares shall be entitled to receive the net assets of our Company pari passu with the Common Shares.

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

Description of Series F Preferred Shares

On January 17, 2022, we entered into a stock purchase agreement with Africanus Inc., an affiliate of our CEO for the sale of up to 7,560,759 Series F Non-Convertible Perpetual Preferred Shares, par value $0.01, in exchange for (i) the assumption by Africanus Inc. of an amount of $48.0 million of shipbuilding costs for vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of our remaining payment obligations relating to the acquisition in September 8, 2021 of an additional 65% ownership interest in the newbuilding contracts for its 2 VLCCs, in an amount of up to $27.6 million.

As of the date of this annual report 7,200,000 Series F Preferred Shares have been issued.

The Series F Preferred Shares have the following characteristics:

Voting.  The holders of Series F Preferred Shares are entitled to the voting power of ten (10) of our common shares per Series F Preferred Share.  The holders of Series F Preferred Shares and the holders of common shares shall vote together as one class on all matters submitted to a vote of shareholders. Except as required by law, the holders of Series F Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. Upon any liquidation, dissolution or winding up of our Company, the holders of Series F Preferred Shares shall be entitled to receive the net assets of the Company pari passu with the Common Shares.

Redemption.  The Company at its option shall have the right to redeem a portion or all of the outstanding Series F Preferred Shares. Upon an optional redemption, the Company shall pay an amount equal to $10 per Series F Preferred Share redeemed (the “Liquidation Amount”), plus a redemption premium of 20% of the Liquidation Amount. The Series F Preferred Shares include a mandatory redemption provision tied to minimum voting requirements for the Company’s major shareholders, including affiliates of the CEO, pursuant to which if such minimum voting rights fall below 50% the Company is obliged to redeem the full amount of the then outstanding Series F Preferred Shares at a redemption premium of 40%, as detailed in the Certificate of Designation for the Series F Preferred Shares.

Dividends. The holders of outstanding Series F Preferred Shares shall be entitled to receive semi-annual dividends payable in cash at a rate of 13.5% per year of the Liquidation Amount of the then outstanding Series F Preferred Shares. In addition, a one-time cash dividend equal to 4.0% of the Liquidation Amount is payable to the Buyer 30 days following the issuance of Series F Preferred Shares.

Ranking. All shares of Series F Preferred Shares shall rank pari passu with the Company’s common shares.

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

C.         Material Contracts

We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Financing Commitments under Sale and Leaseback Arrangements,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, “Item 18. Financial Statements—Note 5—Transactions with related parties”, “Item 18. Financial Statements—Note 6—Leases” and “Item 18. Financial Statements—Note 7—Debt” for a discussion of our material agreements that we have entered into outside the ordinary course of our business.

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

E.         Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the ownership and disposition of our common shares. The discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for the alternative minimum tax or the “base erosion and anti-avoidance” tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who own hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of common shares.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, cost sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

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

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly-Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We do not believe that we satisfied the 50% Ownership Test in 2021.

In order to satisfy the Publicly-Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock that is traded, is and we anticipate will continue to be “primarily traded” on the Nasdaq Capital Market. The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, did not constitute more than 50% of our outstanding shares by vote for the 2021 taxable year, and accordingly, we did not satisfy the listing threshold for the 2021 taxable year.

Therefore, we did not satisfy the requirements for the Section 883 exemption in 2021.

Taxation in the Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. We estimate the amount of this tax for our 2021 taxable year to be approximately $152,000.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a current rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

●	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

●

substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or is leasing income that is attributable to such fixed place of business in the United States.

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

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States or will otherwise not be subject to U.S. federal income taxation.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that

●

is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust (i) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes;

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

We believe that we were not a PFIC for our 2014 through 2021 taxable years, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2021 or 2022 taxable year, any dividends paid by us during 2022 will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

We believe that we were not a PFIC for our 2014 through 2021 taxable years because we had no bareboat chartered-out vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

If we were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding us.

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

Interest Rate Risk

As of the date of this report we are exposed to interest rate risk in relation to our floating rate indebtedness (See "Item 18. Financial Statements—Note 7—Debt"). Furthermore we may be subject to additional market risks relating to changes in interest rates when we take on additional indebtedness. As of December 31, 2021, our total indebtedness excluding unamortized financing fees was $153.3 million, of which $81.9 million refer to Cargill and AVIC SLB facilities, the interest rate of which does not fluctuate.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2021, a hypothetical one percentage point increase in the three month U.S. dollar LIBOR would increase our interest rate expense for 2022, on an annualized basis, by approximately $0.7 million.

Foreign Exchange Rate Fluctuation

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2021, approximately 96.5% of our expenses were in U.S. Dollars, 3.1% were in Euro and approximately 0.4% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2021, and using as an average exchange rate of $1.183 to €1, a 5% decrease in the exchange rate to $1.1239 to €1 would result in an expense saving of approximately $0.07 million. Since we have no revenues in Euros an inverse 5% change in the exchange rate would lead to an equivalent additional expense of the same amount.

Based on our total expenses for the year ended December 31, 2020, and using as an average exchange rate of $1.1419 to €1, a 5% decrease in the exchange rate to $1.0848 to €1 would result in an expense saving of approximately $0.09 million. Since we have no revenues in Euros an inverse 5% change in the exchange rate would lead to an equivalent additional expense of the same amount.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days.

As of December 31, 2021, accrued and unpaid dividends under our Series E Preferred Shares held by Family Trading amounted to $968,000.

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

Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our Series B and Series C Convertible Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares relative to the rights of holders of our common shares.

ITEM 15.       CONTROLS AND PROCEDURES

a)          Disclosure Controls and Procedures

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2021.

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

Based on this evaluation, the chief executive officer and chief financial officer concluded that, as of December 31, 2021, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2021.

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

To the Board of Directors and Stockholders of

Top Ships Inc.,

Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Top Ships Inc. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 15, 2022, expressed an unqualified opinion on those financial statements.

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

April 15, 2022

d)          Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.       Reserved

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to us for the years ended December 2020 and 2021 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A. (PCAOB No.: 1163), an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of interim financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. For 2020 and 2021, no other non-audit, tax or other fees were charged.

U.S. dollars in thousands,	Year Ended
	2020	2021
Audit Fees	396.5	274.6

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

ITEM 16H.       MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.       DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

See Item 18.

ITEM 18.         FINANCIAL STATEMENTS

The financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19.         EXHIBITS

Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of TOP Ships Inc. (1)

1.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (2)

1.3	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 15, 2016 (3)

1.4	Certificate of Correction to the Third Amended and Restated Articles of Incorporation, dated February 14, 2017 (4)

1.5	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated May 10, 2017 (5)

1.6	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated June 22, 2017 (6)

1.7	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 2, 2017 (7)

1.8	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated October 5, 2017 (8)

1.9	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated March 23, 2018 (9)

1.10	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 21, 2019 (10)

1.11	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 7, 2020 (11)

1.12	Amended and Restated By-Laws of the Company (12)

1.13	Amendment No. 1 to the Amended and Restated By-Laws (13)

2.1	Form of Share Certificate (14)

2.2	Form of Class B Common Stock Purchase Warrant (15)

2.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of TOP Ships Inc. (16)

2.4	Certificate of Designations of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of TOP Ships Inc. (17)

2.5	Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of TOP Ships Inc. (18)

2.6	Statement of Designations, Preferences and Rights of the Series D Preferred Stock of TOP Ships Inc. (19)

2.7	Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock of TOP Ships Inc. (20)

2.8	Statement of Designations of Rights, Preferences and Privileges of Series E Perpetual Convertible Preferred Stock of TOP Ships Inc. (21)

2.9	Statement of Designations of Rights, Preferences and Privileges of Series F Perpetual Preferred Stock of TOP Ships Inc. (22)

2.10	Description of Securities

4.1	TOP Ships Inc. 2015 Stock Incentive Plan (23)

4.2	Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (24)

4.3	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Technical Officer (25)

4.4	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Executive Vice-President and Chairman (26)

4.5	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of President and Chief Executive Officer (27)

4.6	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Financial Officer (28)

4.7	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull 8242 (renamed Eco Marina Del Rey) (29)

4.8	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S874 (TBN Eco Bel Air) (30)

4.9	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S875 (TBN Eco Beverly Hills) (31)

4.10	Fifth Amendment to the Agreement for Provision of Personnel, dated January 1, 2019, between Top Ships Inc. and Central Mare Inc. (32)

4.11	Letter Agreement from Central Shipping Inc. to Top Ships Inc. dated as of January 1, 2019, in respect of provision of management services (33)

4.12	Note Purchase Deed among Top Ships Inc., Amsterdam Trade Bank N.V., the note purchasers party thereto, and Astarte International Inc., dated as of March 21, 2019 (34)

4.13	Deed of Amendment to the March 21, 2019 AT Bank Bridge Facility Note, between TOP Ships Inc. and dated October 14, 2019 (35)

4.14	Addendum No. 1 dated as of March 12, 2019 to MOA in respect of Hull No. 8242 (renamed Eco Marina Del Rey) (36)

4.15	Share Purchase Agreement, dated May 28, 2020, by and between Zizzy Charter Co. and Top Ships Inc., in relation to the M/T Eco Malibu and the M/T Eco West Coast (37)

4.16	Addendum, dated June 18, 2020, to the Share Purchase Agreement dated May 28, 2020, by Zizzy Carter Co. and Top Ships Inc., in relation to the M/T Eco Malibu and the M/T Eco West Coast (38)

4.17

Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $37,660,000, dated March 12, 2020, by and among Alpha Bank A.E., California 19 Inc. and California 20 Inc., in relation to the M/T Eco Yosemite Park and M/T Eco Joshua Park (39)

4.18

First Supplemental Agreement in relation to the Loan Agreement dated March 12, 2020, by and among Alpha Bank S.A, California 19 Inc., California 20 Inc., Central Mare Inc. and Top Ships Inc., in relation to the M/T Eco Yosemite Park and M/T Eco Joshua Park (40)

4.19	Corporate Guarantee, dated December 8, 2020, by and between Top Ships Inc. and Alpha Bank S.A., in respect of the obligations under the Loan Agreement dated March 12, 2020 (41)

4.20	Second Supplemental Agreement dated February 2, 2022, by and between Top Ships Inc. and Alpha Bank S.A., in respect of the obligations under the Loan Agreement dated March 12, 2020

4.21	Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 19 Inc. relating to the M/T Eco Yosemite Park (42)

4.22	Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 20 Inc. relating to the M/T Eco Joshua Park (43)

4.23	Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $38,000,000, dated May 6, 2021, by and among Alpha Bank S.A. and Athenean Empire Inc. in relation to the M/T Eco Malibu

4.24	Addendum No. 1 dated as of June 23, 2021 to MOA in respect of M/T Nord Valiant

4.25	Sale and Purchase Agreement dated September 8, 2021, by and between TOP Ships Inc. and Zizzy Charter Co., in relation to M/T Julius Caesar, and M/T Legio X Equestris.

4.26	Guarantee dated as of November 23, 2021 between TOP Ships Inc., as guarantor, and Sea 268 Leasing Co. Limited, as owner, in respect of M/T Julius Caesar

4.27	Bareboat Charter in respect of M/T Julius Caesar dated as of November 23, 2021

4.28	Guarantee dated as of November 23, 2021 between TOP Ships Inc., as guarantor, and Sea 269 Leasing Co. Limited, as owner, in respect of M/T Legio X Equestris

4.29	Bareboat Charter in respect of M/T Legio X Equestris dated as of November 23, 2021

4.30	Addendum No. 1 dated as of December 29, 2021 to MOA in respect of M/T Eco Los Angeles

4.31	Addendum No. 1 dated as of December 29, 2021 to MOA in respect of M/T Eco City of Angels

4.32	Bridge Loan between TOP Ships Inc. and Central Mare Inc. dated January 5, 2022

4.33	Stock Purchase Agreement dated January 17, 2022, by and between TOP Ships Inc. and Africanus Inc., in relation to M/T Eco Oceano CA, M/T Julius Caesar, and M/T Legio X Equestris (44)

4.34	Time Charter Party dated as of February 14, 2022 in respect of M/T Eco Bel Air

4.35	Time Charter Party dated as of February 14, 2022 in respect of M/T Eco Beverly Hills

4.36	Bareboat Charter in respect of M/T Eco Oceano CA, dated as of March 2, 2022

8.1	List of subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Accounting Firm

101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2020 and 2021; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2019, 2020 and 2021; (iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2019, 2020 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2020 and 2021; and (v) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed on June 24, 2011.
(2)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K, filed on April 18, 2014.
(3)	Incorporated by reference to Exhibit 1.3 of the Company’s Annual Report on Form 20-F, filed on April 26, 2016.
(4)	Incorporated by reference to Exhibit 1.4 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(5)	Incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(6)	Incorporated by reference to Exhibit 1.6 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(7)	Incorporated by reference to Exhibit 1.7 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(8)	Incorporated by reference to Exhibit 1.8 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(9)	Incorporated by reference to Exhibit 1.9 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(10)	Incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed on August 22, 2019.
(11)	Incorporated by reference to Exhibit 1.11 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(12)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K filed on March 9, 2007.
(13)	Incorporated by reference to Exhibit 1 of the Company’s Current Report on Form 6-K filed on November 28, 2014.
(14)	Incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F, filed on June 29, 2009.
(15)	Incorporated by reference to Exhibit 4 of the Company’s Current Report on Form 6-K, filed on November 7, 2019.
(16)	Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on September 22, 2016.
(17)	Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on November 23, 2016.
(18)	Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on February 21, 2017.
(19)	Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on May 8, 2017.
(20)	Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on December 4, 2020.
(21)	Incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed on April 1, 2019.
(22)	Incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed on January 21, 2022.
(23)	Incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F, filed on April 26, 2016.
(24)	Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on September 22, 2016.
(25)	Incorporated by reference to Exhibit 4.5 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(26)	Incorporated by reference to Exhibit 4.6 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(27)	Incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(28)	Incorporated by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(29)	Incorporated by reference to Exhibit 4.105 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.
(30)	Incorporated by reference to Exhibit 4.108 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.
(31)	Incorporated by reference to Exhibit 4.113 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.
(32)	Incorporated by reference to Exhibit 4.115 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.

(33)	Incorporated by reference to Exhibit 4.116 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.
(34)	Incorporated by reference to Exhibit 4.118 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.
(35)	Incorporated by reference to Exhibit 4.46 of the Company’s Annual Report on Form 20-F, filed on April 10, 2020.
(36)	Incorporated by reference to Exhibit 4.119 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.
(37)	Incorporated by reference to Exhibit 4.23 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(38)	Incorporated by reference to Exhibit 4.24 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(39)	Incorporated by reference to Exhibit 4.25 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(40)	Incorporated by reference to Exhibit 4.26 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(41)	Incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(42)	Incorporated by reference to Exhibit 4.30 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(43)	Incorporated by reference to Exhibit 4.31 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(44)	Incorporated by reference to Exhibit 99.3 of the Company’s Current Report on Form 6-K, filed on January 21, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: April 15, 2022	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Top Ships Inc.,

Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of comprehensive (loss)/income, mezzanine and stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated, March 31, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Transactions with Related Parties – Consideration in excess of the historical carrying value of the net assets acquired— Refer to Note 1 to the financial statements

Critical Audit Matter Description

During 2021 the Company entered into transactions with a number of entities affiliated with the Company’s President, Chief Executive Officer and Director, Mr. Evangelos J. Pistiolis (“CEO”). In January 2021 the Company sold three companies that owned contracts for vessels under construction with attached time charters. These were exchanged with an entity affiliated with the Company’s CEO for cash, settlement of a related party liability, 100% interest in a vessel owning company and 35% interest in two additional vessel owning companies. In September 2021 the remaining 65% of the abovementioned two additional vessel owning companies were acquired for a consideration of $29.8 million. All three companies acquired, owned contracts for vessels under construction with attached time charters, at the time of acquisition.

The Company accounted for the acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying value at the date of transfer. The amount of the consideration in excess of the historical carrying value of the net assets acquired (“excess consideration over acquired assets”) is recognized as a reduction to the Company’s additional paid in capital.

The Company assessed the excess consideration over acquired assets by obtaining an independent valuation which was used to calculate the net present value of the attached time charters and the fair value of the vessels under construction.

We identified the excess consideration over acquired assets to be a critical audit matter because of the significant judgment involved in estimating the value of the vessels under construction, the attached time charters and the discount rate which was an unobservable input. This required significant audit effort and a high degree of auditor judgment when performing audit procedures to evaluate the reasonableness of the consideration in excess of historical carrying value.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the excess consideration over acquired assets included the following:

●	We tested the effectiveness of controls over the Company’s assessment of excess consideration over acquired assets.
●	We evaluated the competence, capabilities and objectivity of the Company’s independent valuer.
●	We compared the Company’s valuation of the vessels under construction and attached time charters to industry data obtained from third party sources and used by market participants.
●	We involved our valuation specialists to assess the methodology used and to evaluate the reasonableness of the discount rate by developing an independent discount rate estimate.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 15, 2022

We have served as the Company's auditor since 2006.

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2021

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2020	2021
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	19,328	2,370
Trade accounts receivable	-	76
Prepayments and other	904	581
Inventories	514	671
Vessels held for sale (Note 4c)	24,340	71,636
Total current assets	45,086	75,334

FIXED ASSETS:

Advances for vessels under construction (Note 4a)	31,654	30,579
Vessels, net (Note 4b)	136,292	156,585
Right of use assets from operating leases (Note 6)	45,222	37,279
Other fixed assets, net	548	534
Total fixed assets	213,716	224,977

OTHER NON CURRENT ASSETS:

Restricted cash (Note 6 and 7)	4,000	4,000
Investments in unconsolidated joint ventures (Note 17)	28,230	24,477
Deposit asset (Note 19)	2,000	2,000
Total non-current assets	34,230	30,477

Total assets	293,032	330,788

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7)	5,324	7,205
Debt related to vessels held for sale (Note 7)	-	53,202
Due to related parties (Note 5)	5,159	29,755
Accounts payable	2,544	2,308
Accrued liabilities	959	1,145
Unearned revenue	2,074	3,658
Current portion of derivative financial instruments (Note 14)	66	-
Current portion of Operating lease liabilities (Note 6)	9,288	9,815
Total current liabilities	25,414	107,088

NON-CURRENT LIABILITIES:

Non-current portion of long term debt (Note 7)	99,295	90,163
Non-current portion of Operating lease liabilities (Note 6)	33,805	23,948
Other non-current liabilities	300	225
Total non-current liabilities	133,400	114,336

COMMITMENTS AND CONTINGENCIES (Note 8)	-	-

Total liabilities	158,814	221,424

MEZZANINE EQUITY:
Preferred stock; 11,264 and 13,452 Series E Shares issued and outstanding at December 31, 2020 and 2021 with $0.01 par value (Note 16)	13,517	16,142
Total mezzanine equity	13,517	16,142

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D Shares were outstanding at December 31, 2020 and 2021 (Note 9)	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 39,831,972 shares issued and outstanding at December 31, 2020 and 2021 (Note 9)	398	398
Additional paid-in capital	465,672	429,577
Accumulated deficit	(345,370)	(336,754)
Total stockholders’ equity	120,701	93,222

Total liabilities, mezzanine equity and stockholders’ equity	293,032	330,788

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Expressed in thousands of U.S. Dollars - except share and per share data)
	2019	2020	2021
Revenues (including $1,311, $0 and $0 respectively, from related party) (Note 18 & 5)	66,088	60,222	56,367

EXPENSES:
Voyage expenses (including $829, $761 and $705 respectively, to related party) (Note 11)	3,038	1,994	1,317
Operating lease expense (Note 6)	7,054	755	10,840
Vessel operating expenses (including $247, $60 and $17 respectively, to related party) (Note 11)	22,786	21,024	15,679
Dry-docking costs	399	356	361
Vessel depreciation (Note 4b)	12,392	13,174	7,670
Management fees-related parties (Note 5)	2,443	5,627	2,596
General and administrative expenses (including $360, $360 and $360 respectively, to related party)(Note 5)	1,730	1,932	1,943
Other operating loss (Note 15)	-	4,800	-
Loss on sale of vessels (Note 6 and 19)	-	12,355	-
Impairment on vessels (Note 19)	12,310	-	1,160
Operating income/(loss)	3,936	(1,795)	14,801

OTHER EXPENSES:
Interest and finance costs (including $948, $0 and $0 respectively, to related party) (Note 12)	(18,077)	(20,956)	(6,998)
Gain/(Loss) on derivative financial instruments (Note 14)	1,601	(814)	66
Interest income	133	34	-
Equity gain in unconsolidated joint ventures	778	713	747
Impairment on unconsolidated joint ventures (Note 17)	(3,144)	-	-
Total other expenses, net	(18,709)	(21,023)	(6,185)

Net (loss) / income	(14,773)	(22,818)	8,616
Less: Deemed dividend for beneficial conversion feature of Series E Shares (Note 16)	(9,339)	(1,067)	(900)
Less: Deemed dividend equivalents on Series E Shares related to redemption value (Note 16)	(4,227)	(3,099)	(437)
Less: Series E Shares Dividend (Note 16)	(2,650)	(1,796)	(1,883)
Net (loss) / income attributable to common shareholders	(30,989)	(28,780)	5,396

(Loss) / Earnings per common share, basic and diluted (Note 10)	(264.63)	(1.22)	0.14

Other comprehensive income
Effective portion of changes in fair value of interest swap contracts (Note 14)	(1,361)	-	-
Total other comprehensive (loss) / income	(32,350)	(28,780)	5,396
The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Mezzanine Equity		Preferred Stock		Common Stock			Accumulated
	# of Shares	Mezzanine Equity	# of Shares	Par Value	# of Shares*	Par Value*	Additional Paid-In Capital*	Deficit attributable to common stockholders	Non-controlling interest	Other comprehensive loss	Total
BALANCE, December 31, 2018	-	-	100,000	1	46,034	-	412,059	(307,779)	-	-	104,281
Net loss			-	-	-	-	-	(14,773)	-	-	(14,773)
Stock-based compensation							(34)				(34)
Issuance of common stock due to exercise of 2018 and 2014 Warrants (Note 9)					17,375	0	4,454				4,454
Issuance of common stock pursuant to the September 2019 Common Stock Offering and associated Traditional Warrant exercises (Note 9)					116,404	1	9,288				9,289
Issuance of common stock pursuant to the November 2019 Registered Direct Offering (Note 9)					168,000	2	7,640				7,642
Initial measurement of Class B Warrants (Note 14)							(997)				(997)
Excess of consideration over acquired assets (Note 1)							(6,701)				(6,701)
Issuance of Series E Shares (Note 16)	28,158	28,158									-
Redemptions on Series E Shares (Note 16)	(12,434)	(14,302)									-
Deemed dividend for Series E (Note 16)		9,339									-
Deemed dividend for Series E as part of exchange							(9,570)				(9,570)
Deemed dividend equivalents on Series E Shares issued during the period related to redemption value (Note 16)		4,227					(4,227)				(4,227)
Repurchase of beneficial conversion feature with debt extinguishment							(8,518)				(8,518)
Beneficial conversion feature of Series E convertible perpetual preferred stock (Note 16)		(9,339)					9,339				9,339
Series E Dividends (Note 16)							(2,650)				(2,650)
Reversal of equity offering costs accrued not payable							1,500				1,500
Other comprehensive loss										(1,361)	(1,361)
BALANCE, December 31, 2019	15,724	18,083	100,000	1	347,813	3	411,583	(322,552)	-	(1,361)	87,674
Net loss								(22,818)			(22,818)
Stock-based compensation							(34)				(34)
Issuance of common stock pursuant to equity offerings (Note 9)					39,416,959	394	120,784				121,178
Cashless exercises of Class A Warrants (Note 9)					67,200	1	(1)				-
Issuance of Series E Shares (Note 16)	14,350	14,350									-
Deemed dividend equivalents on Series E Shares issued during the period related to redemption value		3,099					(3,099)				(3,099)
Redemptions of Series E Shares (Note 16)	(21,364)	(24,569)									-
Reversal of costs related to equity offerings							235				235
Excess of consideration over carrying value of acquired assets (Note 1)							(62,000)				(62,000)
Dividends of Series E shares (Note 16)	2,554	2,554					(1,796)				(1,796)
Beneficial conversion feature related to the issuance of Series E Shares		(1,067)					1,067				1,067
Deemed dividend related to beneficial conversion feature of Series E Shares		1,067					(1,067)				(1,067)
Reversal of Other comprehensive loss (Note 14)										1,361	1,361
BALANCE, December 31, 2020	11,264	13,517	100,000	1	39,831,972	398	465,672	(345,370)	-	-	120,701
Net Income								8,616			8,616
Stock-based compensation							(34)				(34)
Issuance of Series E Shares (Note 16)	2,188	2,188									-
Deemed dividend equivalents on Series E Shares issued during the period related to redemption value		437					(437)				(437)
Dividends of Series E shares (Note 16)							(1,883)				(1,883)
Beneficial conversion feature related to the issuance of Series E Shares		(900)					900				900
Deemed dividend related to beneficial conversion feature of Series E Shares		900					(900)				(900)
Excess of consideration over carrying value of acquired assets (Note 1)							(33,741)				(33,741)
BALANCE, December 31, 2021	13,452	16,142	100,000	1	39,831,972	398	429,577	(336,754)	-	-	93,222

The accompanying notes are an integral part of these consolidated financial statements.
*Adjusted to reflect the reverse stock split effected in August 2020 (see Note 1)

TOP SHIPS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Expressed in thousands of U.S. Dollars)
	2019	2020	2021
Cash Flows from Operating Activities:
Net (loss) / income	(14,773)	(22,818)	8,616
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Vessel depreciation	12,392	13,174	7,670
Other fixed assets depreciation	50	36	14
Equity (gains) in unconsolidated joint ventures	(778)	(713)	(747)
Dividends from cumulative earnings of joint venture	-	-	1,524
Amortization and write off of deferred financing costs	1,812	6,311	840
Amortization of debt discount	324	-	-
Stock-based compensation expense	(34)	(34)	(34)
Change in fair value of derivative financial instruments	(1,457)	790	(66)
Amortization of Right of use assets from operating leases	5,727	543	7,943
Impairment on unconsolidated joint ventures	3,144	-	-
Impairment on vessels	12,310	-	1,160
Loss on sale of other fixed assets	-	36	-
Loss on sale of vessels	-	12,355	-
(Increase)/Decrease in:
Trade accounts receivable	173	642	(76)
Inventories	(385)	334	(157)
Prepayments and other	180	(198)	323
Due from related parties	75	-	-
Increase/(Decrease) in:
Due to related parties	(1,781)	2,097	(2,797)
Accounts payable	1,462	(2,083)	(123)
Other non-current liabilities	-	300	(75)
Accrued liabilities	1,665	(2,803)	(207)
Unearned revenue	3,337	(1,263)	1,584
Operating lease liabilities	(4,249)	(666)	(9,331)
Net Cash provided by Operating Activities	19,194	6,040	16,061

Cash Flows used in Investing Activities:
Advances for vessels under construction and capitalized expenses	(155,090)	(120,858)	(115,513)
Vessel acquisitions	(48,140)	-	-
Investments in unconsolidated joint ventures (2017 Joint Venture – see Note 17)	-	19,555	-
Investments in unconsolidated joint ventures (2020 Joint Venture – see Note 17)	-	(27,454)	-
Returns of investments in unconsolidated joint ventures (2020 Joint Venture – see Note 17)	-	-	2,976
Net proceeds from vessel sales	-	310,016	35,886
(Acquisitions) / Sales of other fixed assets, net	(36)	35	-
Net Cash (used in)/Provided by Investing Activities	(203,266)	181,294	(76,651)

Cash Flows from Financing Activities:
Proceeds from debt	252,969	60,200	74,800
Proceeds from short-term debt	6,760	-	-
Principal payments and prepayments of debt	(50,466)	(269,621)	(28,313)
Redemption of Series E Shares	(14,302)	(24,568)	-
Prepayment of short term debt	(20,280)	-	-
Consideration paid in excess of purchase price over book value of vessels	-	(60,850)	-
Proceeds from issuance of common stock	18,892	129,660	-
Proceeds from warrant exercises	4,619	-	-
Equity offering issuance costs	(1,859)	(8,868)	-
Payment of financing costs	(6,647)	(1,851)	(1,076)
Derivative financial instrument termination payments	(5)	(1,379)	-
Dividends of Series E Shares	-	-	(1,779)
Net Cash provided by/(used in) Financing Activities	189,681	(177,277)	43,632

Net increase/(decrease) in cash and cash equivalents and restricted cash	5,609	10,057	(16,958)

Cash and cash equivalents and restricted cash at beginning of year	7,662	13,271	23,328

Cash and cash equivalents and restricted cash at end of the year	13,271	23,328	6,370

Cash breakdown
Cash and cash equivalents	4,412	19,328	2,370
Restricted cash, current	859	-	-
Restricted cash, non-current	8,000	4,000	4,000
SUPPLEMENTAL CASH FLOW INFORMATION

Capital expenditures included in Accounts payable/Accrued liabilities/Due to related parties	533	388	1,530
Interest paid, net of capitalized interest	14,866	18,309	7,412
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	759	23	151
Equity issuance costs included in liabilities	386	-	-
Unpaid Excess of consideration over carrying value of acquired assets included in Due to Related Parties (Note 1)	6,701	1,150	27,562
Beneficial conversion feature of Series E perpetual convertible preferred stock (Note 16)	9,339	1,067	900
Settlement of related party debt, interest, finance fees, Excess consideration over acquired assets, capital expenditures and dividends with issuance of Series E Shares (Note 16)	28,158	16,904	2,188
Dividends payable included in Due to related parties (Note 16)	1,621	864	968
Transfer of right of use asset balances after operating lease termination to Vessels, net	3,800	-	-
Carrying value of net assets of companies acquired (Note 1)	7,649	-	8,933
Reversal of equity offering costs not payable	1,500	235	-
Prepaid rent of Navigare Lease included in initial measurement	-	2,006	-
Deemed dividend equivalents on Series E Shares related to redemption value (Note 16)	2,359	2,253	437

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:

The consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and chemicals transportation services.

As of December 31, 2021, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements as well as intermediary companies that own shipowning companies that are 100% subsidiaries of the Company.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

	Wholly owned Shipowning Companies (“SPC”) with vessels in operation during years ended December 31, 2019, 2020 and 2021	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy	July 2014 (sold in 2020)
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution	March 2015 (sold in 2020)
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	M/T Stenaweco Excellence	May 2016 (sold in 2020)
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant	August 2016 (sold in 2021)
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	M/T Eco Fleet	July 2015 (sold in 2020)
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	M/T Eco Revolution	January 2016 (sold in 2020)
7	Eco Seven Inc.	February 2017	Marshall Islands	M/T Stenaweco Elegance	February 2017 (sold in 2020)
8	Astarte International Inc.	April 2017	Marshall Islands	M/T Eco Palm Desert	September 2018 (sold in 2020)
9	PCH77 Shipping Company Limited	September 2017	Marshall Islands	M/T Eco California	January 2019 (sold in 2020)
10	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
11	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air	April 2019 (sold in 2020)
12	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills	May 2019 (sold in 2020)
13	Santa Catalina Inc.	December 2018	Marshall Islands	M/T Eco Los Angeles	February 2020
14	Santa Monica Marine Inc.	December 2018	Marshall Islands	M/T Eco City of Angels	February 2020
15	Roman Empire Inc.	February, 2020	Marshall Islands	Eco West Coast	March 2021
16	Athenean Empire Inc.	February, 2020	Marshall Islands	Eco Malibu	May 2021

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

	Wholly owned SPCs with vessels under construction during year ended December 31, 2021	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	Julius Caesar Inc.	May, 2020	Marshall Islands	Julius Caesar (Hull No. 3213)	January 2022
2	Legio X Inc.	December, 2020	Marshall Islands	Legio X Equestris (Hull No. 3214)	March 2022
3	Eco Oceano Ca Inc.	December, 2020	Marshall Islands	Eco Oceano Ca (Hull No. 871)	March 2022

As of December 31, 2019, 2020 and 2021, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	City of Athens Pte. Ltd.	November 2016	Singapore	M/T Eco Holmby Hills	March 2018 (sold in 2020)
2	Eco Nine Pte. Ltd.	March 2015	Singapore	M/T Eco Palm Springs	May 2018 (sold in 2020)
3	California 19 Inc.	May 2019	Marshall Islands	M/T Eco Yosemite Park	March 2020
4	California 20 Inc.	May 2019	Marshall Islands	M/T Eco Joshua Park	March 2020

On December 18, 2019 the Company acquired 100% of the issued and outstanding shares of Santa Catalina Inc. and Santa Monica Inc. two Marshall Islands companies that had entered into new building contracts for two high specification 50,000 dwt Medium Range (“MR”) product/chemical tankers (M/T Eco Los Angeles and M/T Eco City of Angels) under construction at that time in Hyundai Mipo Dockyard Co., Ltd. in South Korea which were delivered in February 2020. The Company acquired the shares from an entity affiliated with the Company’s Chief Executive Officer, Director and President, Mr. Evangelos J. Pistiolis, for an aggregate purchase price of $14,350, of which $7,515 was paid upon purchase of the vessel owning companies and the remaining $6,835 was paid upon delivery of the vessels from the shipyard. The transaction specified that following each vessel’s delivery, each vessel was going to enter into a time charter with Trafigura Maritime Logistics Pte Ltd (“Trafigura”) for a firm duration of three years at a gross daily rate of $17,500, with a charterer’s option to extend for two additional years at $18,750 and $20,000, respectively. Both acquired companies had already advanced $7,515 of shipyard installments and $134 of capitalized expenses for the construction of said newbuilding vessels.

On May 6, 2020, the Company acquired for $18,000 from a company affiliated with Mr. Evangelos J. Pistiolis a 100% ownership interest in three Marshall Island companies (the “MR Transaction”) that each had a newbuilding contract for the construction of one scrubber-fitted 50,000 dwt eco MR product/chemical tanker, under construction at that time in Hyundai Mipo shipyard in South Korea, with attached time charters. The vessels, M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) were scheduled to be delivered in the first quarter of 2021. Each of the three product tankers had time charters with Central Tankers Chartering Inc, a company affiliated with Mr. Evangelos J. Pistiolis, for a firm term of five years at a gross daily rate of $16,200, with a charterer’s option to extend for two additional years at $17,200 and $18,200 (see Note 5), scheduled to commence upon delivery of each vessel. Of the consideration payable, $16,850 was paid in the year ended December 31, 2020 and the remaining $1,150 was due on the vessels’ delivery date and was included in Due to related parties in the consolidated balance sheets as of December 31, 2020.

On May 28, 2020, the Company acquired for $22,000 from a company affiliated with Mr. Evangelos J. Pistiolis, or the Suezmax Seller, a 50% ownership interest in two Marshall Island companies (the “SPVs”) that each had a newbuilding contract for the construction of one scrubber-fitted 157,000 dwt eco Suezmax tanker, M/T Eco West Coast (Hull No 865) and M/T Eco Malibu (Hull No 866) under construction at that time  in Hyundai Heavy Industries shipyard in South Korea, with attached time charters with Clearlake Shipping Pte Ltd. The M/T’s Eco West Coast and Eco Malibu, scheduled to commence upon delivery of each vessel, were delivered on March 26 and May 11, 2021 respectively. The Company had the option to acquire the other 50% ownership interest in both vessels from the Seller at the same price until July 15, 2020. On June 18, 2020, the Company exercised both purchase options for a consideration of $22,000. Upon their delivery, both vessels entered into time charters with Clearlake Shipping Pte Ltd., for a firm term of three years at a gross daily rate of $33,950, with a charterer’s option to extend for two additional years at $34,750 and $36,750, respectively. The full amount of the consideration was paid in the year ended December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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
●

100% ownership in a Marshall Islands company that was party to a shipbuilding contract for a high specification scrubber fitted Suezmax Tanker at the time under construction at Hyundai Samho shipyard that was delivered in March 2022 (M/T Eco Oceano Ca - Hull No 871). The shipowning company is party to a time charter, starting from the vessel’s delivery, with Central Tankers Chartering, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, for a firm duration of five years at a gross daily rate of $32,450, with a charterer’s option to extend for two additional years at $33,950 and $35,450.

●

35% ownership in one Marshall Islands company that was a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker under construction at Hyundai Heavy Industries shipyard that was delivered in January 2022 (Julius Caesar - Hull No. 3213). The shipowning company is party to a time charter, starting from the vessel’s delivery, with a major oil trader, for a firm duration of three years at a gross daily rate of $36,000, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●

35% ownership in one Marshall Islands company that is party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker at the time under construction at Hyundai Heavy Industries shipyard that was delivered in March 2022 (Legio X Equestris - Hull No. 3214). The shipowning company is party to a time charter, starting from the vessel’s delivery, with a major oil trader, for a firm duration of three years at a gross daily rate of $35,750, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●	A settlement of $1,150 in related party payables to the Buyer.

The Buyer remains the guarantor on the shipbuilding contracts towards the shipyard and in addition, the Buyer provided the Company with an option for a credit line up to 10% of the total shipbuilding cost at market terms, to be negotiated when the option is exercised, amounting to $23,815.

On September 8, 2021 the Company purchased from the Buyer for a consideration of $29,750 an additional 65% ownership interest in Julius Caesar Inc. - Hull No. 3213 and Legio X Inc. - Hull No. 3214 (the “VLCC Companies”). Following this transaction, the Company is the 100% owner of the VLCC Companies (see Notes 3 and 8 for related capital commitments assumed). The Buyer will remain the guarantor on the shipbuilding contracts towards the shipyard and in addition the Buyer will provide a financing option to the Company by remaining responsible to the shipyard for up to 20% of the shipbuilding cost per vessel (increased from 10%, as previously agreed on January 6, 2021,), at the option of the Company, to be exercised until each vessel’s delivery date.

Due to the abovementioned purchase of the remaining 65% of the VLCC Companies, which were initially accounted for as Investments in affiliates, the Company as of December 31, 2021 and for the year ended December 31, 2021 consolidates the VLCC Companies.

Each of the abovementioned transactions were approved by a special committee of the Company's board of directors (the “Special Committee”), of which all of the directors were independent and for each transaction the Special Committee obtained a fairness opinion relating to the consideration of each transaction from an independent financial advisor. The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer.

The amount of the consideration given in excess of the historical carrying value of the net assets acquired is recognized as a reduction to the Company’s additional paid in capital and presented as Excess of consideration over the carrying value of acquired assets in the Company’s consolidated statement of stockholders' equity for the twelve months ended December 31, 2019, 2020 and 2021 respectively. An analysis of the consideration paid is presented in the table below:

As of December 31,	2019	2020	2021
Consideration	14,350	62,000	29,750
Carrying value of net assets of companies sold	-	-	24,074
Less: Carrying value of net assets of companies acquired	(7,649)	-	(8,933)
Less: Consideration received in cash	-	-	(10,000)
Less: Settlement of related party payables	-	-	(1,150)
Excess of consideration over acquired assets	6,701	62,000	33,741

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On March 11, 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the pandemic, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. During the years ended December 31, 2020 and 2021 we encountered certain prolonged delays embarking and disembarking crew onto our ships as a result of restrictions at ports placed by various countries due to COVID-19 resulting to an increase in off-hire days or approximately $487 and $519 respectively of reduction in revenue as well as a slight increase in operating expenses relating to crew as well as an increase in fuel expenses during off-hires in both periods.

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

2.	Significant Accounting Policies:

(a)	Principles of Consolidation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts and operating results of Top Ships Inc. and its subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated on consolidation. Non-controlling interests are stated at the non-controlling interest’s proportion of the net assets of the subsidiaries where the Company has less than 100% interest. Subsequent to initial recognition the carrying amount of non-controlling interest is increased or decreased by the non-controlling interest’s share of subsequent changes in the equity of such subsidiaries. Total comprehensive income is attributed to a non-controlling interest even if this results in a deficit balance. Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions and the carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect these changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates mainly include impairment of vessels, vessel useful lives and residual values and fair values of derivative instruments. Actual results may differ from these estimates.

(c)	Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the statement of comprehensive loss / (income).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)	Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as minimum cash under the terms of a loan agreement, as restricted and these amounts are presented separately on the balance sheets. In the event original maturities are shorter than twelve months, such deposits are presented as current assets while if original maturities are longer than twelve months, such deposits are presented as non-current assets.

(f)	Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2020 and 2021 respectively.

(g)	Inventories: Inventories consist of lubricants and paints on board the vessels. Inventories are stated at the lower of cost and net realizable value. Cost, which consists of the purchase price, is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs and capitalized interest incurred during the construction of new building vessels, and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the consolidated statements of comprehensive (loss)/income.

(i)	Impairment of Long-Lived Assets: The Company evaluates the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of the Company’s long lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans, declines in the fair market value of vessels and overall market conditions. If there are indications for impairment present, the Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, and the difference is recognized as an impairment loss. The impairment tests the Company conducted as of December 31, 2020 and 2021 showed that there are no impairment indications for any of the vessels held for use in the Company’s fleet.

(j)	Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, of $300 per lightweight ton. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(k)	Long Lived Assets Held for Sale: The Company classifies vessels as being held for sale when the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset, (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The Company based on ASC 842 determined that all time charter-out contracts are considered operating leases and therefore fall under the scope of ASC 842 because: (i) the vessel is an identifiable asset; (ii) the Company as lessor, does not have substantive substitution rights; and (iii) the charterer, as lessee, has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

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

The Company pays commissions to ship brokers and to the Company’s fleet manager (Note 5), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, associated with arranging the Company’s charters. These brokers’ commissions are recognized over the related charter period and are included in voyage expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

In a voyage charter contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. These costs are considered contract fulfillment costs because they are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the Company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recoverable. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent contract fulfillment costs and recorded as a current asset and are amortized on a straight-line basis as the related performance obligations are satisfied.

(p)	Earnings / (Loss) per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method, the potential dilution that could occur if convertible preferred stock were converted, using the if-converted method as well as the potential dilution that could occur if the Company completed all sales pursuant to common stock purchase agreements, using the if-converted method. Finally net income or loss available to common stockholders, when computing basic earnings/(loss) per share, is reduced to reflect any deemed dividends on convertible preferred stock, weighted for the period the convertible preferred shares were outstanding.

(q)	Derivatives and Hedging, Hedge Accounting: The Company records every derivative instrument (including certain derivative instruments embedded in other contracts) on the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized in earnings unless specific hedge accounting criteria are met.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(r)	Financial liabilities: Financial liabilities are classified as either financial liabilities at ‘fair value through the profit and loss’ (“FVTPL”) or ‘other financial liabilities’. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the fair value of financial instruments are recognized in earnings, except in the cases where these financial instruments fall under the guidance in ASC 815-40, where they are initially classified in equity and are initially measured at fair value in permanent equity and subsequent changes in fair value are not subsequently measured. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

(s)	Segment Reporting: The Chief Operating Decision Maker (“CODM”), Mr. Evangelos J. Pistiolis, receives financial information and evaluates the Company’s operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The CODM does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment.

(t)	Leases:

●

Sale-leaseback transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606 (existence of a contract and satisfaction of performance obligation by transferring of the control of the asset). The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised; and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

(u)	Beneficial conversion feature: A beneficial conversion feature is defined as a non-detachable conversion feature that is in the money at the commitment date. The beneficial conversion feature guidance requires recognition of the intrinsic value of the option, which is the in-the- money portion of the conversion option, in equity, with an offsetting reduction to the carrying amount of the instrument. The resulting discount is amortized as a deemed dividend over either the life of the instrument, if a stated maturity date exists, or to the earliest conversion date, if there is no stated maturity date. If the earliest conversion date is immediately upon issuance, the dividend must be recognized at inception. When there is a subsequent change to the conversion ratio based on a future occurrence, the new conversion price may trigger the recognition of an additional beneficial conversion feature on occurrence.

(v)	Investments in unconsolidated joint ventures: The Company's investments in unconsolidated joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. The Company evaluates its investments in unconsolidated joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Consolidated Statements of comprehensive (loss)/income.

(w)	Other Comprehensive Income: The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity

(x)	Impairment of Right of use assets from operating leases: The Company evaluates its Right of use assets from operating leases for potential impairment when it determines a triggering event has occurred. When a triggering event has occurred, the Company performs a test of recoverability by comparing the expected undiscounted future cash flows (including expected residual values) over the remaining lease terms to the carrying value of the Right of use asset. If the test of recoverability identifies a possible impairment, the Right of use asset’s fair value is measured in accordance with the fair value measurement framework. An impairment charge is recognized for the amount by which the carrying value of the Right of use asset exceeds its estimated fair value and would be recorded in the Consolidated Statements of comprehensive (loss)/income. For the years ended December 31, 2019, 2020, and 2021 there was no impairment in the Company’s Right of use assets from operating leases.

(y)	Recent Accounting Pronouncements:

Accounting standards issued but not yet adopted

The Financial Accounting Standards Board (“FASB”) issued guidance, ASU 2020-06 Debt - Debt with Conversion and Other Options and Derivative and Hedging - Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. This guidance eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. This guidance is required to be adopted by us in the period commencing January 1, 2022 and must be applied using either a modified or full retrospective approach. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

3.	Going Concern:

At December 31, 2021, the Company had a working capital deficit of $31,754 and for the year ended December 31, 2021 realized a net income of $8,616 and generated cash flow from operations of $16,061. In addition, as of December 31, 2021, the Company had remaining contractual commitments for the vessels it had contracted to acquire totaling $213,405.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of the date of this annual report all contractual commitments for the acquisition of the Company’s fleet have been settled and the company has successfully taken delivery of all abovementioned newbuilding vessels.

Furthermore, as of the date of this annual report $24,370 of Due to related parties, which were categorized as short term liabilities as of December 31, 2021 and have been the major factor resulting in the Company’s working capital deficit position, have been exchanged with 2,437,000 Series F Perpetual Preferred Shares (see Note 20).

Therefore, the Company believes it has the ability to continue as a going concern and finance its obligations as they come due via cash from operations over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

4(a)	Advances for vessels acquisitions / under construction:

An analysis of Advances for vessels acquisitions / under construction is as follows:

Advances for vessels acquisitions / under construction
Balance, December 31, 2019	12,241
— Advances paid	117,203
— Capitalized expenses	3,509
— Transferred to Vessels, net	(76,959)
— Transferred to Assets held for sale	(24,340)
Balance, December 31, 2020	31,654
— Advances paid	119,656
— Capitalized expenses	5,915
— Transferred to Vessels, net	(126,646)
Balance, December 31, 2021	30,579

For the year ended December 31, 2020, the balance of Advances for vessels acquisitions / under construction relate to M/T West Coast (Hull No S865) and M/T Malibu (Hull No S866) and consist of $18,991 and $12,663 respectively, out of which $624 and $419, respectively relate to capitalized expenses.

For the year ended December 31, 2021, the balance of Advances for vessels acquisitions / under construction relate to M/T Eco Oceano Ca (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214) and consist of $9,914, $10,422 and $10,243 respectively, out of which $892, $1,522 and $1,343, respectively relate to capitalized expenses.

4(b)	Vessels, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2019	372,543	(18,597)	353,946
— Transferred from advances for vessels acquisitions / under construction	76,959	-	76,959
— Disposals (see Note 19)	(303,157)	21,718	(281,439)
— Depreciation	-	(13,174)	(13,174)
Balance, December 31, 2020	146,345	(10,053)	136,292
— Transferred from advances for vessels under construction	126,646	-	126,646
— Transferred to Assets held for sale	(76,959)	5,323	(71,636)
— Disposals (see Note 19)	(32,531)	5,484	(27,047)
— Depreciation	-	(7,670)	(7,670)
Balance, December 31, 2021	163,501	(6,916)	156,585

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

In 2020 and 2021 the Company took delivery of the following vessels and hence advances paid and capitalized expenses relating to these vessels were transferred from Advances for vessels under construction to Vessels, net:

Vessel Name	Delivery Date	Yard Installments	Capitalized Expenses	Final Cost
M/T Eco Los Angeles	February 10, 2020	37,659	835	38,494
M/T Eco City of Angels	February 17, 2020	37,659	806	38,465
Subtotal 2020		75,318	1,641	76,959
M/T Eco West Coast	March 26, 2021	61,723	1,618	63,341
M/T Eco Malibu	May 11, 2021	61,722	1,583	63,305
Subtotal 2021		123,445	3,201	126,646

As of December 31, 2021 title of ownership is held by the relevant lenders in respect of vessels with a carrying value of $104,710 to secure the relevant sale and lease back financing transactions and in the case of vessels financed via bank loans vessels with a carrying value of $123,511 have been mortgaged as security under their respective loan facilities (see Note 7).

4(c)	Vessels held for sale:

As of December 31, 2020, the M/T’s Eco Van Nuys (Hull No 2789), Eco Santa Monica (Hull No 2790) and Eco Venice Beach (Hull No 2791) met the criteria to be classified as assets held for sale on December 31, 2020 according to guidance in ASC 360. Consequently, the Company has treated the vessels under construction as Assets held for sale. Since their fair value less costs to sell approximated their carrying amount the Company didn’t incur any impairment charges. As of December 31, 2020, the M/T’s Eco Van Nuys (Hull No 2789), Eco Santa Monica (Hull No 2790) and Eco Venice Beach (Hull No 2791) carrying amount was $8,187, $8,146 and $8,007 respectively. The vessels were sold on January 6, 2021 to a company affiliated with Mr. Evangelos J. Pistiolis (see Note 1).

As of December 31, 2021, the M/T’s Eco Los Angeles and Eco City of Angels met the criteria to be classified as assets held for sale according to guidance in ASC 360. Consequently, the Company has treated the vessels as vessels held for sale. Since their fair value less costs to sell were higher than their carrying amount the Company didn’t incur any impairment charges. As of December 31, 2021, each of the M/T’s Eco Los Angeles and Eco City of Angels carrying amount is $35,818. The vessels were sold on February 28 and March 15, 2022 to unaffiliated third parties (see Note 20).

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

As of December 31, 2020 and 2021 the amounts due to Central Mare were $29 and $32 respectively. This amount is presented in Due to related parties, on the consolidated balance sheets.

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year Ended December 31,
	2019	2020	2021	Presented in:
Executive officers and other personnel expenses	360	360	360	General and administrative expenses – Statement of comprehensive loss / (income)
Amortization of awarded shares*	(34)	(34)	(34)	Management fees – related parties – Statement of comprehensive loss / (income)
Total	326	326	326
*As per the Company’s equity incentive plan, or the 2015 plan (currently null and void since due to the reverse stock splits of the Company’s stock the shares left to be vested are zero), the Company incurred an amortization gain of $34 relating to the amortization of the original fair value of the equity incentive plan recognized at inception, for each of the years ended December 31, 2019, 2020 and 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(b) Central Shipping Inc (“CSI”) – Letter Agreement and Management Agreements: On January 1, 2019, the Company entered into a letter agreement with CSI (“CSI Letter Agreement”), a related party affiliated with the family of Evangelos J. Pistiolis and between January 1, 2019 and September 8, 2021 the Company entered into management agreements, or Management Agreements, between CSI and the Company’s vessel-owning subsidiaries. The CSI Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the CSI Letter Agreement.

Pursuant to the CSI Letter Agreement, as well as the Management Agreements concluded between CSI and the Company’s vessel-owning subsidiaries, the Company pays a management fee of $572 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the Management Agreements provide for payment to CSI of: (i) $520 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of the Company’s newbuilding vessels while the vessels are under construction, for which the Company pays CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSI provides, at cost, all accounting, reporting and administrative services. Finally, the CSI Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at the discretion of the Company’s Board of Directors. The management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the management agreements, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and if CPI is less than 2% then a 2% increase is effected. On September 15, 2021 the Company entered into an amendment to the CSI Letter Agreement, whereby the payment for the already agreed commission for sale and purchase of vessels in the case of the purchase of a vessel under construction is denoted as “Newbuilding vessels monitoring fee” and is payable as follows: 25% of the commission on the purchase of the newbuilding construction contract, 25% of the commission on the steel cutting of the newbuilding vessel, 25% of the commission on launching of the newbuilding vessel and 25% of the commission on the delivery of the newbuilding vessel to the Company (“steel cutting” and “launching” are newbuilding vessel construction milestones, evidenced by notices received by the shipyard).

As of December 31, 2020 and 2021, the amounts due to CSI were $3,116 and $1,193 respectively and are presented in Due to related parties, on the consolidated balance sheets.

The fees charged by and expenses relating to CSI for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year Ended December 31,
	2019	2020	2021	Presented in:
Management fees	109	69	199	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	2,237	1,953	1,477	Management fees – related parties –Statement of comprehensive loss / (income)
Supervision services fees	55	63	79	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	247	60	17	Vessel operating expenses –Statement of comprehensive loss / (income)
	172	198	255	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	240	330	360	Management fees – related parties –Statement of comprehensive loss / (income)
Commission for sale and purchase of vessels	-	3,377	793	Management fees – related parties –Statement of comprehensive loss / (income)
		3,971	-	Loss from vessel sales –Statement of comprehensive loss / (income)
		454	-	Capitalized in Investments in unconsolidated joint ventures –Balance sheet
		1,017	-	Capitalized in Right of use assets from operating leases – Balance Sheet
		-	264	Impairment on vessels – Statement of comprehensive loss / (income)
Newbuilding vessels monitoring fee	-	-	1,365	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Financing fees	263	-	150	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission on charter hire agreements	829	761	705	Voyage expenses - Statement of comprehensive loss / (income)
Total	4,152	12,253	5,664

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

For the years ended December 31, 2019, 2020 and 2021 CSI charged the Company newbuilding supervision related pass-through costs amounting to $985, $967 and $1,207 respectively, which are not included in the table above and are presented within Vessels, net / Advances  for vessels acquisitions / under construction in the Company’s consolidated balance sheet.

(c) Issuance of Series E Shares to Family Trading Inc (“Family Trading”): On March 29, 2019 the Company entered into a stock purchase agreement with Family Trading, a related party owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, pursuant to which the Company exchanged the outstanding principal, fees and interest of the Further Amended Family Trading Credit Facility with 27,129 Series E Shares (defined below, also see Note 16). As of December 31, 2020 and 2021, dividends due to Family Trading were $864 and $968 and are presented in Due to related parties, on the consolidated balance sheets.

(d) Vessel Acquisitions from affiliated entities: From February 20, 2020 to September 8, 2021 the Company entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis (see Notes 1 and 5). As of December 31, 2020 and 2021, the Company owes $1,150 and $27,562 respectively to the previous owners of the newbuilding vessels presented in Due to related parties in the consolidated balance sheets.

(e) Charter Party with Central Tankers Chartering Inc (“Central Tankers Chartering”): On September 1, 2017 the Company entered into a time charter party with Central Tankers Chartering, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, for the vessel M/T Eco Palm Desert delivered from Hyundai in September 2018. The time charter was for a firm period of three years at a daily rate of $14,750 with two optional years at daily rates of $15,250 and $15,750 respectively, at Central Tankers Chartering’s option. The time charter carried a 1.25% address commission payable to Central Tankers Chartering. In April 2019 the Company terminated the time charter party with Central Tankers Chartering without incurring any penalties and entered into a time charter agreement with Shell Tankers Singapore Private Limited (“Shell”) for a firm period of two years at a fixed daily rate of $13,300 plus a 50% profit share for earned rates over the fixed rate with one optional year at a daily rate of $13,950, at charterers option. Furthermore, as part of the MR Transaction (see Note 1) Central Tankers Chartering was the charterer of the vessels M/T Eco Van Nuys, M/T Eco Santa Monica and M/T Eco Venice Beach. The time charters were for a firm period of five years at a daily rate of $16,200 with two optional years at daily rates of $17,200 and $18,200 at Central Tankers Chartering’s option and would have commenced upon each vessel’s delivery from the shipyard in the first quarter of 2021. The vessels M/T Eco Van Nuys, M/T Eco Santa Monica and M/T Eco Venice Beach were exchanged as part of the VLCC Transaction on January 6, 2021 (see Note 1) and also as part of the VLCC Transaction, the M/T Eco Oceano (Hull No. 871) newbuilding vessel has a time charter party with Central Tankers Chartering for a firm period of five years at a gross daily rate of $32,450, with a charterer’s option to extend for two additional years at $33,950 and $35,450. As of December 31, 2020 and 2021, there are no amounts due to Central Tankers Chartering.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(f) Personal Guarantees by Mr. Evangelos J. Pistiolis and Related Amendments to the Series D Preferred Shares: As a prerequisite for the Navigare Lease (defined below, see Note 6), Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters connected to the lease and in exchange, the Company agreed to indemnify him for any losses suffered as a result of the guarantee provided, and the Company amended the Certificate of Designations governing the terms of the Series D Preferred Shares (see Note 7), to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the Company’s total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. This personal guarantee comes into effect in the case 120 days have passed and the Company is still unable to pay down all amounts due under the Navigare lease, with the exception of amounts due to Navigare due to a total loss, where in this case the personal guarantee will cover an amount equal to all unpaid charter hire and a further amount equivalent to all future charter hire that would have accrued from the date of the total loss up to the end of the charter period and is callable 200 days after the date of the total loss. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by our Board of Directors, including all three independent directors.

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

On December 1 and December 10, 2020, the Company sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air respectively to a third non-affiliated party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. The Company does not have any option nor obligation to buy back the vessels. The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. The Company must maintain a minimum liquidity of $4,000 at all times which is certified bi-annually. As of December 31, 2021, the Company complied with all covenants of the Navigare Lease.

The Company has treated the Navigare lease as an operating lease. An operating lease ROU asset amounting to $45,765 was recognized at the inception of the lease together with a lease liability of $43,759 based on the present value of lease payments over the lease term. The operating lease ROU asset also includes initial direct costs of $1,666 and deferred losses from the sale of the vessels of $340. The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 6.72% (same as the weighted average), which was the Company’s estimated incremental borrowing rate, that reflects the interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and similar economic environment. Losses from the sale of these two vessels and initial direct costs which were included in the respective ROU assets are amortized on a straight-line basis over the duration of the lease and are included in operating lease expense in the statement of consolidated (loss)/income. The cash paid for operating leases with original terms greater than 12 months was $877 and $12,228 for the year ended December 31, 2020 and 2021 respectively. The revenue generated from vessels under operating leases with original terms greater than 12 months was $17,288 and $ 17,887 for the year ended December 31, 2020 and 2021 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Company's future minimum operating lease payments required to be made after December 31, 2021, relating to the bareboat chartered-in vessels M/T Eco Beverly Hills and M/T Eco Bel Air are as follows:

Year ending December 31,	Bareboat charter lease payments
2022	12,084
2023	10,220
2024	10,038
2025	6,777
Total	39,119
Less imputed interest	(5,356)
Total Lease Liability	33,763
Presented as follows:
Short-term lease liability	9,815
Long-term lease liability	23,948

The average remaining lease term on our chartered-in contracts greater than 12 months is 47.2 months.

At the lease’s inception, the carrying amounts of the M/T Eco Beverly Hills and M/T Eco Bel Air were less than the vessels fair value, as this was determined by a third party broker valuation. Hence in accordance with ASC 842-40-30-1 that stipulates that sale-and-leaseback transactions are accounted for at fair value, the Company recognized a loss on the sale and leaseback transactions of $10,688 included in Loss on sale of vessels in the Company's consolidated statements of comprehensive (loss) / income.

B. Lease arrangements, under which the Company acts as the lessor

Charter agreements:

During the year ended December 31, 2021, the Company operated two vessels (M/T Eco Bel Air and M/T Eco Beverly Hills) under time charters with BP Shipping Limited, one vessel (M/T Nord Valiant) under a time charter with Dampskibsselskabet Norden A/S, one vessel (M/T Marina Del Ray) under a time charter with Cargill International SA, two vessels (M/T Eco West Coast and M/T Eco Malibu) with Clearlake Shipping Pte Ltd and two vessels (M/T Eco Los Angeles and M/T Eco City of Angels) under time charters with Trafigura Maritime Logistics Pte Ltd (“Trafigura”).

Furthermore, the Company has entered into a time charter party for its newbuilding vessel M/T Eco Oceano Ca (Hull No 871) with Central Tankers Chartering Inc (see Note 1 and 5), a company affiliated with Mr. Evangelos J. Pistiolis and into time charter parties for its newbuilding vessels M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214) with Trafigura (see Note 1). All the above mentioned time charter agreements will commence upon the respective vessels’ delivery.

Future minimum time-charter receipts of the Company’s vessels in operation as of December 31, 2021, based on commitments relating to non-cancellable time charter contracts as of December 31, 2021, are as follows (excluding vessels held for sale):

Year ending December 31,	Time Charter receipts
2022	36,054
2023	30,296
2024	8,851
Total	75,201

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Future minimum time-charter receipts of the Company’s vessels under construction as of December 31, 2021, are as follows (based on estimated delivery dates):

Year ending December 31,	Time Charter receipts
2022	33,300
2023	38,033
2024	38,138
2025	14,565
2026	11,844
2027	2,012
Total	137,892

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the dry-docking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

7.	Debt:

The amounts in the consolidated balance sheets are analyzed as follows (facility names defined below):

Bank / Vessel(s)	December 31,
	2020	2021
Total long term debt:
2nd ABN Facility (M/T Eco West Coast)	-	34,955
2nd Alpha Bank Facility (M/T Eco Malibu)	-	36,500
BoComm Leasing Facility (M/T Nord Valiant)	20,227	-
Cargill Facility (M/T Eco Marina Del Ray)	29,116	27,195
AVIC Facility (M/T Eco Los Angeles and M/T Eco City of Angels), classified as of December 31, 2021 as Debt related to Vessels held for sale	57,656	-
Total long term debt	106,999	98,650
Less: Deferred finance fees	(2,380)	(1,282)
Total long term debt net of deferred finance fees	104,619	97,368

Presented:
Current portion of long term debt	5,324	7,205
Long term debt	99,295	90,163

Debt related to Vessels held for sale:
AVIC Facility (M/T Eco Los Angeles and M/T Eco City of Angels)	-	54,665
Less: Deferred finance fees	-	(1,463)
Debt related to Vessels held for sale net of deferred finance fees	-	53,202

Total Debt net of deferred finance fees	104,619	150,570

2nd ABN Facility

On March 18, 2021, the Company entered into a credit facility with ABN Amro for $36,800 for the financing of the vessel M/T Eco West Coast (Hull No 865). This facility was drawn down in full. The credit facility is repayable in 24 consecutive quarterly installments of $615 commencing in June 2021, plus a balloon installment of $22,040 payable together with the last installment.

The facility contains various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% (iii) minimum free liquidity of $500 per delivered vessel owned/operated by the Company and (iv) market adjusted total assets of the Company minus total liabilities to be at least $60,000. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company). It also restricts the shipowning company from paying dividends if such a payment will result in an event of default or in a breach of covenants under the loan agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The facility bears interest at LIBOR plus a margin of 2.50%. The applicable LIBOR as of December 31, 2021 was approximately 0.10%.

2nd Alpha Bank Facility

On May 6, 2021, the Company entered into a credit facility with Alpha Bank for $38,000 for the financing of the vessel M/T Eco Malibu (Hull No 866). This facility was drawn down in full. The credit facility is repayable in 12 consecutive quarterly installments of $750 and 12 consecutive quarterly installments of $625, commencing three months from draw down, and a balloon payment of $21,500 payable together with the last installment.

The facility contains various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and minimum free liquidity of $500 per delivered vessel owned/operated by the Company. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company). It also restricts the shipowning company from paying dividends if such a payment will result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•         First priority mortgage over M/T Eco Malibu;

•         Assignment of insurance and earnings of the mortgaged vessel;

•         Specific assignment of any time charters with duration of more than 12 months;

•         Corporate guarantee of the Company;

•         Pledge of the shares of the shipowning subsidiary;

•         Pledge over the earnings account of the vessel.

The facility bears interest at LIBOR plus a margin of 3.00%. The applicable LIBOR as of December 31, 2021 was approximately 0.10%.

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

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

On November 9, 2020, the Company exercised its purchase option on the M/T Eco California for $22,520 and on the same date the vessel was sold to an unaffiliated third party. In connection with this exercise, the Company paid an early termination/prepayment fee of $674, which is included in Loss on sale of vessels in the consolidated statements of comprehensive (loss)/income. On September 1, 2021, the Company exercised its purchase option on the M/T Nord Valiant for $19,514 and on the same date the vessel was sold to an unaffiliated third party.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The SLB with AVIC contains a covenant requiring that there is no change of control of the Company, save with the prior written consent of AVIC.

The SLB with AVIC was accounted for as a financing transaction, as control would remain with the Company and the vessels would continue to be recorded as assets on the Company’s balance sheet. In addition, the Company had the obligation to repurchase the vessels.

On December 31, 2021 the Company classified the M/T Eco Los Angeles and M/T Eco City of Angels as a Vessels held for sale (see Note 4c). Hence, the AVIC facility was also classified as short term in a separate balance sheet line from the other non-current portion of debt in the consolidated balance sheets.

On February 28 and March 15, 2022 the company exercised its purchase option on the M/T Eco Los Angeles and M/T Eco City of Angels respectively and purchased the vessels for $27,197 and $27,163 respectively. The vessels were sold on the same dates to unaffiliated third parties.

2nd CMBFL Facility

On November 23, 2021 the Company entered into an SLB with CMBFL, for its newbuilding vessels M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214). Consummation of the SLB took place on January 17 and March 2 2022, respectively. Following the sale, the Company has bareboat chartered back the vessels for a period of eight years at bareboat hire rates comprising of 32 consecutive quarterly installments of $675 and a balloon payment of $32,403 payable together with the last installment, plus interest based on the three months LIBOR plus 2.60%.

As part of this transaction, the Company has continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option was exercised and at the end of the eight year period it has an option to buy back the vessels at a cost represented by the balloon payment. The gross proceeds from the sale of the two vessels were $54,005 and $53,997 for M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214) respectively.

The 2nd CMBFL facility contains a covenant requiring that there is no change of control of the Company, save with the prior written consent of CMBFL.

The 2nd CMBFL facility was accounted for as a financing transaction, as control will remain with the Company and the two vessels will continue to be recorded as assets on the Company’s balance sheet. In addition, the Company has continuous options to repurchase the vessels below fair value.

Scheduled Principal Repayments: The Company’s annual principal payments required to be made after December 31, 2021 on its loan obligations, are as follows (including the financings under sale and leaseback agreements but excluding debt related to Vessels held for sale):

Years
December 31, 2022	7,466
December 31, 2023	7,554
December 31, 2024	28,304
December 31, 2025	4,960
December 31, 2026	4,960
December 31, 2027 and thereafter	45,406
Total	98,650

As of December 31, 2021, the Company was in compliance with all debt covenants with respect to its loans and credit facilities. The fair value of debt outstanding on December 31, 2021, after excluding unamortized financing fees, amounted to $147,246 when valuing the Cargill and AVIC Sale and Leasebacks on the basis of the Commercial Interest Reference Rates (“CIRR”s) as applicable on December 31, 2021, which is considered to be a Level 2 item in accordance with the fair value hierarchy.

Financing Costs: The net additions in deferred financing costs amounted to $1,115 and $1,204 during the years ended December 31, 2020 and 2021 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

Capital Expenditures under the Company’s Newbuilding program:

On January 6 and on September 8, 2021 the Company entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis that led to the purchase of a number of vessels and newbuilding contracts (see Notes 1 and 5). As a result of these transactions, the Company has remaining contractual commitments as of December 31, 2021 for the acquisition of its fleet that are non-recourse to the Company as they are guaranteed by Central Mare Inc, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, totaling $213,405, including $51,189, $81,108 and $81,108 pursuant to newbuilding agreements for M/T Eco Oceano Ca (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214) respectively. All of these contractual commitments are payable in the first quarter of 2022.

As of the date of this annual report all contractual commitments for the acquisition of the Company’s fleet have been settled and the company has successfully taken delivery of all abovementioned newbuilding vessels.

Guarantee on performance of loans of the New 2020 Joint Venture

On December 10, 2020, the Company entered into a corporate guarantee agreement with Alpha Bank of Greece (which was amended on February 2, 2022) in respect of the obligations of its 50% subsidiary California 19 Inc. and California 20 Inc. under the Loan Agreement dated March 12, 2020 for a secured loan facility of $37,660 ($18,830 for each vessel) for the financing of M/T Eco Yosemite Park and M/T Eco Joshua Park (the “Alpha Corporate Guarantee”). The Company assigns zero probability of default to said loan agreements and hence has not established any provisions for losses relating to this matter.

Environmental Liabilities:

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

9.	Common and Preferred Stock, Additional Paid-In Capital and Dividends:

Reverse stock split: On August 10, 2020 the Company effected a 1-for-25 reverse stock split of its common stock respectively. There was no change in the number of authorized common shares of the Company, or the floor price of the Company’s Series E Shares and the Class B Warrants, or the number of votes of the Company’s Series D Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company's warrants, exercise price of said warrants and conversion prices of the Company’s Series E Shares, in these financial statements have been retroactively adjusted to reflect these reverse stock splits.

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

During the year ended December 31, 2020, all outstanding Class A warrants (4,200,000 warrants) were exercised on a cashless basis into 67,200 of the Company’s common shares and no Class B Warrants were exercised. As of December 31, 2020 there were 4,200,000 Class B Warrants exercisable into 168,000 of the Company’s common shares with an exercise price of $1.00, that corresponded to the Class A Warrants floor price. The Class B Warrants entitled their holders to purchase 0.040 common shares upon a cash exercise. Each Class B Warrant was exercisable from the date of issuance up to May 7, 2021. No Class B Warrants were exercised in the year ended December 31, 2021.

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

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The warrants issued in connection with the Company's follow-on offering provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange for cash. However, the warrants provide for a series of round down protection features that in accordance with ASU No. 2017-11 led to their classification as a liability since the settlement amount of the warrants may not equal the difference between the fair value of a fixed number of the Company shares and a fixed strike price. As a result, the fair value of the warrants was classified as a derivative liability and subsequent changes in fair value were recognized in the consolidated statements of comprehensive (loss)/income (see Note 14).

Dividends to common stock holders: No dividends were paid to common stock holders in the years ended December 31, 2019, 2020 and 2021.

10.	(Loss)/Earnings Per Common Share:

All shares issued are included in the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted (loss) / earnings per share for the years ended December 2019, 2020 and 2021 are as follows:

	Year Ended December 31,
	2019	2020	2021
(Loss) / Net Income	(14,773)	(22,818)	8,616
Less: Deemed dividend for beneficial conversion feature of Series E Shares	(9,339)	(1,067)	(900)
Less: Deemed dividend equivalents on Series E Shares related to redemption value	(4,227)	(3,099)	(437)
Less: Dividend of Series E Shares	(2,650)	(1,796)	(1,883)
(Loss) / gain attributable to common shareholders	(30,989)	(28,780)	5,396

(Loss) /Earnings per share:
Weighted average common shares outstanding, basic and dilutive	117,104	23,517,479	39,831,972
(Loss) / earnings per share, basic and diluted	(264.63)	(1.22)	0.14

Effect of dilutive securities:
Series E Shares	-	-	12,716,351
Weighted average common shares outstanding, diluted	117,104	23,517,479	52,548,323

For the years ended December 31, 2019, 2020 and 2021 no dilutive shares were included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented. Particularly for the year ended December 31, 2021 conversion was not assumed since such conversion would result in diluted earnings per share exceeding basic earnings per share.

11.	Voyage and Vessel Operating Expenses:

The amounts in the consolidated statements of comprehensive (loss)/income are as follows:

Voyage Expenses	Year Ended December 31,
	2019	2020	2021
Port charges / other voyage expenses	678	1	-
Bunkers	830	659	165
Commissions (including $829, $761 and $705 respectively, to related party)	1,530	1,334	1,152
Total	3,038	1,994	1,317

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Vessel Operating Expenses	Year Ended December 31,
	2019	2020	2021
Crew wages and related costs	15,771	14,532	11,066
Insurance	1,180	1,194	1,026
Repairs and maintenance (including $247, $60 and $17 respectively, to related party)	1,528	1,259	747
Spares and consumable stores	4,148	3,861	2,530
Registration and taxes (Note 13)	159	178	310
Total	22,786	21,024	15,679

12.	Interest and Finance Costs:

The amounts in the consolidated statements of comprehensive (loss)/income are analyzed as follows:

Interest and Finance Costs	Year Ended December 31,
	2019	2020	2021
Interest on debt (including $928, $0 and $0, respectively, to related party)	16,586	16,033	7,342
Bank charges and loan commitment fees (including $20, $0 and $0, respectively, to related party)	282	233	20
Amortization and write-off of financing fees	1,812	6,311	840
Amortization of debt discount	324	-	-
Total	19,004	22,577	8,202
Less interest capitalized	(927)	(1,621)	(1,204)
Total	18,077	20,956	6,998

13.	Income Taxes:

Marshall Islands and Greece does not impose a tax on international shipping income. Under the laws of Marshall Islands and Greece the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the consolidated statements of comprehensive (loss)/income.

Under the United States Internal Revenue Code of 1986, as amended (the "Code"), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Under Section 883 of the Code and the regulations thereunder, the Company will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1) the Company is organized in a foreign country, or its country of organization, grants an “equivalent exemption” to corporations organized in the United States; and

(2) either

A. more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual a “qualified shareholder” and such individuals collectively, “qualified shareholders”), which the Company refers to as the “50% Ownership Test,” or

B. the Company’s stock is “primarily and regularly traded on an established securities market” in the Company’s country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which the Company refers to as the “Publicly-Traded Test.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Marshall Islands, the jurisdiction where the Company and the Company’s ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, the Company will be exempt from U.S. federal income tax with respect to the Company’s U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company’s common shares, which is the Company’s sole class of issued and outstanding stock that is traded, is and the Company anticipates will continue to be “primarily traded” on the Nasdaq Capital Market.

The Treasury Regulations also require that the Company’s stock be "regularly traded" on an established securities market. Under the Treasury Regulations, the Company’s stock will be considered to be "regularly traded" if one or more classes of the Company’s stock representing more than 50% of the Company’s outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which the Company refers to as the "listing threshold." The Company’s common stock, which is listed on the Nasdaq Capital Market and is the Company’s only class of publicly-traded stock, did not constitute more than 50% of the Company’s outstanding shares by value for the 2021 taxable year, and accordingly, the Company didn’t satisfy the 50% Ownership Test for the 2021 taxable year and hence the Company didn’t qualify for exemption from tax under Section 883 for the 2021 taxable year.

The Company for the 2021 taxable year is subject to an effective 2% United States federal tax on the U.S. source shipping income that is attributable to the transport of cargoes to or from the United States which is not considered an income tax. The amount of this tax for the year ended December 31, 2021 was $152 and it was recorded within "Vessel operating expenses" in the consolidated statements of comprehensive (loss)/income. For 2019 and 2020 the Company qualified for this exemption.

14.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, prepaid expenses and other receivables and long term deposits. The principal financial liabilities of the Company consist of long term loans, accounts payable due to suppliers, amounts due to related parties, accrued liabilities and warrants granted to third parties.

a)

Interest rate risk: The Company as of December 31, 2021 is subject to market risks relating to changes in interest rates, since the ABN and Alpha Bank financing facilities were subject to floating interest rates.

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

The fair value of interest rate swaps was determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty the Company and hence are considered Level 2 items in accordance with the fair value hierarchy. The Company paid a fixed rate and received a floating rate for these interest rate swaps. The fair values of these derivatives were derived principally from, or corroborated by, observable market data inputs included quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allowed values to be determined.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The fair value of warrants was determined using the Cox, Ross and Rubinstein Binomial methodology and hence are considered Level 3 items in accordance with the fair value hierarchy.

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

On January 17, 2019, as part of the prepayment of ABN Facility Tranche C, the Company unwound the interest rate swap with ABN Amro bank dated December 19, 2016 and realized a gain of $213. Furthermore, on July 15, 2019, as part of the prepayment of the NORD/LB facility, the Company unwound the interest rate swap with NORD/LB bank dated May 17, 2017 and realized a loss of $205. On January 16 and January 21, 2020, as part of the prepayment of the ABN Facility, the Company unwound its two remaining interest rate swaps with ABN Amro bank and realized a loss of $405. On February 21, 2020, as part of the prepayment of the Alpha Bank Facility, the Company unwound its interest rate swap with Alpha bank and realized a loss of $927, being the last interest rate swap of the Company. In both cases the resulting losses included losses resulting from the discontinuation of hedge accounting applied that were transferred from Other comprehensive income to Gain/(Loss) on Derivative financial instruments in the consolidated statements of comprehensive (loss)/income.

Class B Warrant liability

The Company's Class B Warrant derivatives outstanding as of December 31, 2020, were recorded at their fair values. As of December 31, 2020 the Company’s Class B Warrant derivatives consisted of 168,000 warrant shares outstanding, issued in connection with the Company’s November 2019 Registered Direct Offering that closed on November 7, 2019, as depicted in the following table:

Class B Warrants Outstanding December 31, 2020	Class B Warrant Shares Outstanding December 31, 2020	Original Term	Warrant Exercise Price*	Fair Value – Liability December 31, 2020
4,200,000	168,000	18 months	$1.00	66

* Applying the Floor Price

On May 7, 2021 the Company’s outstanding Class B Warrants expired.

Recurring fair value measurements

The following table presents the fair value of those financial assets and liabilities measured at fair value on a recurring basis and their locations on the consolidated balance sheets, analyzed by fair value measurement hierarchy level:

		Fair Value Measurement at Reporting Date
As of December 31, 2020	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Current liability (Class B Warrants)	66	-	-	66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2020, the Class B Warrants have been classified in current liabilities, due to the fact that they matured on May 7, 2021.

The following table sets forth a summary of changes in fair value of the Company’s level 3 fair value measurements for the years ended December 31, 2020 and 2021:

Closing balance – December 31, 2019	609
Change in fair value of Class B Warrants, included in Gain/(Loss) on derivative financial instruments in the consolidated statements of comprehensive (loss)/income	(543)
Closing balance – December 31, 2020	66
Change in fair value of Class B Warrants, included in Gain/(Loss) on derivative financial instruments in the consolidated statements of comprehensive (loss)/income	(66)
Closing balance – December 31, 2021	-

Derivative Financial Instruments not designated as hedging instruments – Class B Warrants:

The major unobservable input in connection with the valuation of the Company’s Class B Warrants is the volatility used in the valuation model, which is approximated by using four-month daily historical observations of the Company’s share price. The annualized four-month daily historical volatility that had been applied in the warrant valuation as of December 31, 2020 was 109%. A 5% increase in the volatility applied would have lead to an increase of 1% in the fair value of the Class B Warrants. The fair value of the Company’s Class B Warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs.

	Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2020	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Input Value December 31, 2020
Class B Warrants	66	Non-Current / Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	109%

Location and amounts of derivative financial instruments fair values:

Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive loss / (income) are presented below:

	Amount of gain/(loss) recognized in Statement of comprehensive loss / (income) located in Gain / (Loss) on derivate financial instruments
	2019	2020		2021
Interest rate swaps- change in fair value	(841)	(1,332)		-
Interest rate swaps– realized gain/(loss)	139	(25)		-
2014 Warrants- change in fair value	1,915	-		-
Class B Warrants- change in fair value	388	543		66
Total	1,601334	(814	)334	66

Derivative Financial Instruments designated as hedging instruments:

The components of accumulated other comprehensive loss included in the consolidated balance sheets consist of unrealized losses on cash flow hedges and are analyzed as follows:

Unrealized (Loss) on cash flow hedges
Balance, December 31, 2019	(1,361)
Termination of interest rate swap contracts	1,361
Balance, December 31, 2020	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The Company determined that the Series E shares were more akin to equity than debt and that the above identified conversion feature, subject to adjustments, was clearly and closely related to the host instrument, and accordingly bifurcation and classification of the conversion feature as a derivative liability was not required. Given that the Series D and Series E preferred stock's holder (Lax Trust) controls a majority of the Company votes, the preferred equity is in essence redeemable at the option of the holder and hence has been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On June 30, 2019, the Company issued 1,029 Series E Shares for the payment of dividends accumulated since the original issuance of the Series E Shares through June 30, 2019 and on December 31, 2019, the Company declared a dividend of $1,621 for the period July 1, 2019 through December 31, 2019, which as of December 31, 2019 remained unpaid and was included in Due to related parties in the consolidated Balance sheets. During the year ended December 31, 2019 from July 25 to December 2, 2019 the company redeemed 12,434 Series E Shares and paid a total of $14,302 to Family Trading, $1,868 of which refers to the 15% redemption premium embedded in each redemption that the Company classified as deemed dividend. On February 17, 2020 the Company issued 16,004 Series E Shares to Family Trading, as settlement of $14,350 of consideration then outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from Mr. Evangelos J. Pistiolis, $1,621 of Series E Share dividends of the second half of 2019 and $32 of accrued interest on unpaid dividends from 2019. On September 8, 2021 the Company issued 2,188 Series E Shares to Family Trading, as partial settlement for $2,188 of the consideration payable for the VLCC Transaction (see Note 1).

At the initial issuance of Series E Shares, the Company recognized the beneficial conversion feature by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital, resulting in a discount of $9,339 on the Series E convertible preferred stock. The Company amortized this beneficial conversion in full in the year ended December 31, 2019 as the beneficial conversion was immediately exercisable and has been recognized as a deemed dividend. As the Company is in an accumulated deficit position, the offsetting amount was amortized as a deemed dividend recorded against additional paid-in-capital. During the years ended December 31, 2020 and 2021, pursuant to issuances of Series E Shares, the Company recognized the beneficial conversion feature to additional paid-in capital, resulting in a discount of $1,067 and $900 respectively on the Series E Shares which has been recognized as a deemed dividend.

During the year ended December 31, 2020, but before March 29, 2020, the Company redeemed 21,364 Series E Shares and paid a total of $24,569 to Family Trading, $3,204 of which refers to the 15% redemption premium. During the year ended December 31, 2021 the Company didn’t redeem any Series E Shares.

As of December 31, 2021, upon conversion at the Series E Shares Conversion Price ($0.70) of 13,452 Series E Shares outstanding, Family Trading would receive 19,217,143 common shares.

After March 29, 2020 as per the original Series E Shares Statement of Designations all redemptions of Series E Shares will incur a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed instead of fifteen percent (15%). As of December 31, 2020 and 2021, the Company adjusted the carrying value of the Series E Shares to the maximum redemption amount, resulting in an increase of $2,253 and $437 respectively, which have been accounted as deemed dividend.

During the years ended December 31, 2020 and 2021 the Company declared $1,796 and $1,883 of dividends to the Series E Shares holder, out of which $900 were paid via the issuance of 900 Series E Shares and $968 remain payable and are included in Due to related parties in the consolidated Balance sheets.

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

The Joint Venture’s vessels, the M/T Holmby Hills and the M/T Palm Springs were sold on March 26 and April 17, 2020 respectively. During the year ended December 31, 2020, the Company recognized a loss on the sale of its Investments in unconsolidated joint ventures amounting to $64, which is included in Equity gains in unconsolidated joint ventures (attributed to the 2017 Joint Venture) in the Company's consolidated statements of comprehensive (loss)/income. Net proceeds from the sale of the 2017 Joint Venture amounted to $19,555. The two companies that owned the vessels (City of Athens Pte. Ltd. and Eco Nine Pte. Ltd.) are in the final stages of dissolving.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

On March 12, 2020, California 19 Inc. together with California 20 Inc. entered into a loan agreement with Alpha Bank for a senior debt facility of $37,660 ($18,830 for each vessel). The loan has a term of five years and is payable on maturity via a balloon payment of $18,830 per vessel. The credit facility bears interest at LIBOR plus a margin of 3.00%. The facility carries customary covenants and restrictions, including the covenant that during the life of the facility, the market value of the vessels should be at least 200% of the facility outstanding and any shortfall should be covered by partial prepayments. Vessels are to be valued three times per year, every March, July and December. Provided that there is no breach of the above-mentioned covenant and no event of default has occurred and is continuing or would occur if such dividend distribution would take place, California 19 Inc. and California 20 Inc. may distribute dividends, without any consent from Alpha Bank. The loans are guaranteed by the Company in their entirety and this guarantee is not limited to the Company’s share of the net assets of California 19 Inc. and California 20 Inc (see Note 8). On April 22, 2021 California 19 Inc. and California 20 Inc. prepaid $330 each to reduce each of the outstanding loans to $18,500.

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

A condensed summary of the financial information for equity accounted investments 50% owned by the Company shown on a 100% basis are as follows:

	December 31, 2020		December 31, 2021
	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.
Current assets	2,782	2,824	982	1,059
Non-current assets	37,952	37,980	36,532	36,560
Current liabilities	632	626	657	641
Long-term liabilities	18,637	18,632	18,350	18,346
Net operating revenues	4,955	4,766	6,272	6,068
Net income	1,120	1,142	1,760	1,368

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

During the year ended December 31, 2020, California 19 Inc. and California 20 Inc. didn’t declare nor pay any dividends. On May 6 and November 4, 2021 the Company received $1,500 and $859 of dividend from California 19 Inc and on May 6 and November 4, 2021 the Company received $1,500 and $641 of dividend from California 20 Inc..

Recognition of Gains in unconsolidated joint ventures for the 2020 Joint Venture for the years ended December 31, 2020 and 2021 are summarized below:

	December 31, 2020		December 31, 2021
	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.
Net profit attributable to the Company	652	670	880	684
Amortization of Basis Differences	(272)	(273)	(408)	(409)
Equity gains in unconsolidated joint ventures (attributed to the 2020 Joint Venture)	380	397	472	275

18.	Revenues

Revenues are comprised of the following:

	2019	2020	2021
Time charter revenues	61,695	60,222	56,367
Time charter revenues from related parties	1,311	-	-
Voyage charter revenue	3,082	-	-
Total	66,088	60,222	56,367

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

Included in Voyage charter revenue for the year ended December 31, 2019 is demurrage earned by the Company of $687. As of December 31, 2021, all of the Company’s vessels are employed under time charters.

19.	Loss on sale of vessels:

During 2020 the Company sold the following vessels to unaffiliated third parties and collected the following gross proceeds:

Vessel	Date Sold	Selling Price (Gross)
M/T Stenaweco Energy	29-Oct-20	$25,150
M/T Stenaweco Evolution	03-Nov-20	$26,150
M/T Ecofleet	21-Jan-20	$21,000
M/T Eco Revolution	14-Jan-20	$23,000
M/T SW Excellence	14-Oct-20	$27,008
M/T Stenaweco Elegance	21-Feb-20	$33,500
M/T Eco Palm Desert	19-Mar-20	$34,800
M/T Eco California	09-Nov-20	$30,600
M/T Eco Bel Air	10-Dec-20	$50,830
M/T Eco Beverly Hills	01-Dec-20	$50,830
Total		$322,868

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The net proceeds from the abovementioned sales amounted to $310,016, after deducting $10,852 of expenses and $2,000 of maintenance deposits (please see below). Out of the abovementioned vessels, the M/T Eco Revolution and M/T Eco Fleet were presented under Assets held for sale in the Company’s December 31, 2019 Balance sheet and were written down to their fair value less costs to sell. As a result of the abovementioned sales the Company recognized a loss from the disposal of vessels amounting to $12,355, which is separately presented in the Company's consolidated statements of comprehensive (loss)/income. For each of the vessels M/T Eco Bel Air and M/T Eco Beverly Hills that were sold and leased back (see Note 6) the buyer withheld $1,000 as a maintenance deposit, accounted for as a deposit asset, to be released at the end of the lease term, in accordance with ASC 840-10-25-39B. The Company evaluated these maintenance deposits and has not assigned any probability of them not being returned.

On September 1, 2021 the Company sold M/T Nord Valliant, its last non-scrubber fitted tanker, to an unaffiliated third party for net proceeds of $25,887. During the six months ended June 30, 2021, in accordance with the provisions of relevant guidance, the Company recognized the vessel, the carrying amount of which as of June 30, 2021 amounted to $27,047, as held for sale and wrote it down to its fair value of $25,887, resulting in an impairment charge of $1,160, which is included in the consolidated statements of comprehensive (loss) / income for the year ended December 31, 2021. Since the value of the held for sale vessel (after it was written down to its fair value less costs to sell) was the same with the net proceeds from the sale, the Company didn’t recognize any losses from the sale of the M/T Nord Valiant.

Following the sale of the above product tankers, the Company as of December 31, 2021 has been left with only scrubber fitted vessels and only employs one product tanker vessel (the M/T Eco Marina Del Ray, the sale and lease back agreement with no option to purchase), thereby demonstrating its commitment towards larger crude oil carriers and latest technology scrubber fitted-vessels. Regarding the transaction of the M/T’s Eco Bel Air and Beverly Hills, the Company released equity while at the same time maintained its presence in the crude oil market, via the five-year Navigare Lease.

20.	Subsequent Events

On January 5, 2022 the Company entered into an unsecured credit facility for up to $20,000 with Central Mare (the “Central Mare Bridge Loan”) in order to finance part of the cost of its newbuilding program. On January 6, 2022 the Company drew down $9,000. The facility’s maturity was December 31, 2022. The principal terms of the loan included an arrangement fee of 2%, interest of 12% per annum and a commitment fee of 1.00% on the undrawn part of the facility

On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis  for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Preferred Shares”), in exchange for (i) the assumption by Africanus Inc. of an amount of $47,630 of shipbuilding costs for its newbuilding vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of the Company’s remaining payment obligations relating to the VLCC Transaction, in an amount of up to $27,978. As of the date hereof, 7,200,000 Series F Preferred Perpetual Shares have been issued, in connection with the deliveries of M/T Julius Caesar, M/T Legio X Equestris and M/T Eco Oceano Ca and as a consideration for the settlement of $24,370 of Due to related parties. The holders of Series F Preferred Perpetual Shares are entitled to the voting power of ten of the Company’s common shares per Series F Preferred Perpetual Share. Upon any liquidation, dissolution or winding up of the Company, the holders of Series F Preferred Perpetual Shares shall be entitled to receive the net assets of the Company pari passu with the Company’s common shares. The Company at its option shall have the right to redeem a portion or all of the outstanding Series F Preferred Perpetual Shares at an amount equal to $10 per Series F Preferred Perpetual Share redeemed (the “Liquidation Amount”), plus a redemption premium of 20% of the Liquidation Amount. The Series F Preferred Perpetual Shares include a mandatory redemption provision tied to minimum voting requirements for the Company’s major shareholders, including affiliates of the CEO, pursuant to which if such minimum voting rights fall below 50% the Company is obliged to redeem the full amount of the then outstanding Series F Preferred Perpetual Shares at a redemption premium of 40%. The holders of outstanding Series F Preferred Perpetual Shares shall be entitled to receive semi-annual dividends payable in cash at a rate of 13.5% per year of the Liquidation Amount of the then outstanding Series F Preferred Perpetual Shares. In addition, a one-time cash dividend equal to 4.0% of the Liquidation Amount is payable days following each issuance of Series F Preferred Perpetual Shares. Finally the Series F Preferred Perpetual Shares are not convertible into the Company’s common shares under any circumstances.

On January 17, 2022 the Company took delivery of the vessel M/T Julius Caesar from the Hyundai Heavy Industries shipyard in South Korea.

On February 14, 2022, the Company entered into time charter employment agreements with a major oil trader for M/T Eco Beverly Hills and for M/T Eco Bel Air, according to which upon completion of their current charters, the M/T Eco Beverly Hills and M/T Eco Bel Air will enter into a time charter for a minimum period of 20 months and a maximum period of 26 months (at charterers option) at daily rate of $24,000 per vessel. Charterers also have the option to further extend the time charter until December 1, 2025 for M/T Eco Beverly Hills and December 10, 2025 for M/T Eco Bel Air.

On February 22, 2022, the Company amended a previously-agreed time charter with an affiliate of Evangelos J. Pistiolis which commenced upon delivery of M/T Eco Oceano (Hull No. 871). According to the amendment, the firm period of the time charter employment is increased from 5 years to 15 years and the daily rate is reduced from $32,450 to $24,500.

On February 28 and March 15, 2022 the Company sold the M/T Eco Los Angeles and M/T Eco City of Angels respectively to unaffiliated third parties for net proceeds after debt repayment of $18,640. The net proceeds after senior debt repayment relating to the vessels were used to fund the Company’s newbuilding program and to repay the outstanding Central mare Bridge Loan facility, which was subsequently terminated.

On March 2, 2022, the Company took delivery of the vessel M/T Legio X Equestris from the Hyundai Heavy Industries shipyard in South Korea.

On March 2, 2022 the Company entered into a sale and leaseback with AVIC, for our newbuilding vessel Eco Oceano Ca (Hull No. 871) for total proceeds of $ 48,200. Consummation of the sale and leaseback took place on March 4, 2022. Following the sale, the Company has bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 40 consecutive quarterly installments of $678 and a balloon payment of $21,087 payable together with the last installment, plus interest based on the three months LIBOR plus 3.50%. As part of this transaction, the Company has continuous options to buy back the vessel at a purchase price stipulated in the bareboat agreement depending on when the option is exercised and at the end of the ten year period the Company has an obligation to buy back the vessel at a cost represented by the balloon payment.

On March 4, 2022, the Company took delivery of the vessel M/T Eco Oceano Ca from the Hyundai Samho shipyard in South Korea.