Form 20-F/A
period 2021-12-31
TOP SHIPS INC.
filed 2022-05-06
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM 20-F/A

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

Yes	☐	No	☐

EXPLANATORY NOTE

The purpose of this Amendment (the “Amendment”) to the Annual Report on Form 20-F of Top Ships Inc. (the “Company”) for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 15, 2022 (the “Form 20-F”), is solely to correct an administrative error contained in the Report of Independent Registered Public Accounting Firm of Deloitte Certified Public Accountants S.A. (“Deloitte”), regarding the Company’s consolidated financial statements appearing in the Form 20-F. The reference therein to the report issued on the Company's internal control over financial reporting as of December 31, 2021 inadvertently referred to Deloitte’s opinion dated March 31, 2022 instead of April 15, 2022, consistent with the manually signed audit report and the opinion on internal control over financial reporting as reflected in Item 15c of the Form 20-F.

Such change does not affect Deloitte’s unqualified opinion on the Company’s consolidated financial statements for the year ended December 31, 2021 included in the Form 20-F. Also, Deloitte’s consent is filed herewith as an exhibit to this Amendment with the current date.

This Amendment includes Item 8 (“Financial Information”), Item 17 (“Financial Statements”) and Item 18 (“Financial Statements”) in their entirety and without change from the Form 20-F other than the correction described above in Deloitte’s report.  This Amendment also includes Item 19 (“Exhibits”) containing an updated exhibit list.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment also contains new certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which are attached hereto.

Except as described above, this Amendment does not amend, update or change any other items or disclosures in the Form 20-F. Further, this Amendment does not change any previously reported financial results, nor does it reflect subsequent events occurring after the filing date of the Form 20-F. This Amendment should be read in conjunction with the Form 20-F and the Company’s other filings with the Securities and Exchange Commission.

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

ITEM 17.         FINANCIAL STATEMENTS

See Item 18.

ITEM 18.         FINANCIAL STATEMENTS

The financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19.         EXHIBITS

Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of TOP Ships Inc. (1)

1.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (2)

1.3	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 15, 2016 (3)

1.4	Certificate of Correction to the Third Amended and Restated Articles of Incorporation, dated February 14, 2017 (4)

1.5	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated May 10, 2017 (5)

1.6	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated June 22, 2017 (6)

1.7	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 2, 2017 (7)

1.8	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated October 5, 2017 (8)

1.9	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated March 23, 2018 (9)

1.10	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 21, 2019 (10)

1.11	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 7, 2020 (11)

1.12	Amended and Restated By-Laws of the Company (12)

1.13	Amendment No. 1 to the Amended and Restated By-Laws (13)

2.1	Form of Share Certificate (14)

2.2	Form of Class B Common Stock Purchase Warrant (15)

2.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of TOP Ships Inc. (16)

2.4	Certificate of Designations of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of TOP Ships Inc. (17)

2.5	Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of TOP Ships Inc. (18)

2.6	Statement of Designations, Preferences and Rights of the Series D Preferred Stock of TOP Ships Inc. (19)

2.7	Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock of TOP Ships Inc. (20)

2.8	Statement of Designations of Rights, Preferences and Privileges of Series E Perpetual Convertible Preferred Stock of TOP Ships Inc. (21)

2.9	Statement of Designations of Rights, Preferences and Privileges of Series F Perpetual Preferred Stock of TOP Ships Inc. (22)

2.10	Description of Securities**

4.1	TOP Ships Inc. 2015 Stock Incentive Plan (23)

4.2	Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (24)

4.3	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Technical Officer (25)

4.4	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Executive Vice-President and Chairman (26)

4.5	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of President and Chief Executive Officer (27)

4.6	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Financial Officer (28)

4.7	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull 8242 (renamed Eco Marina Del Rey) (29)

4.8	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S874 (TBN Eco Bel Air) (30)

4.9	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S875 (TBN Eco Beverly Hills) (31)

4.10	Fifth Amendment to the Agreement for Provision of Personnel, dated January 1, 2019, between Top Ships Inc. and Central Mare Inc. (32)

4.11	Letter Agreement from Central Shipping Inc. to Top Ships Inc. dated as of January 1, 2019, in respect of provision of management services (33)

4.12	Note Purchase Deed among Top Ships Inc., Amsterdam Trade Bank N.V., the note purchasers party thereto, and Astarte International Inc., dated as of March 21, 2019 (34)

4.13	Deed of Amendment to the March 21, 2019 AT Bank Bridge Facility Note, between TOP Ships Inc. and dated October 14, 2019 (35)

4.14	Addendum No. 1 dated as of March 12, 2019 to MOA in respect of Hull No. 8242 (renamed Eco Marina Del Rey) (36)

4.15	Share Purchase Agreement, dated May 28, 2020, by and between Zizzy Charter Co. and Top Ships Inc., in relation to the M/T Eco Malibu and the M/T Eco West Coast (37)

4.16	Addendum, dated June 18, 2020, to the Share Purchase Agreement dated May 28, 2020, by Zizzy Carter Co. and Top Ships Inc., in relation to the M/T Eco Malibu and the M/T Eco West Coast (38)

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

4.19	Corporate Guarantee, dated December 8, 2020, by and between Top Ships Inc. and Alpha Bank S.A., in respect of the obligations under the Loan Agreement dated March 12, 2020 (41)

4.20	Second Supplemental Agreement dated February 2, 2022, by and between Top Ships Inc. and Alpha Bank S.A., in respect of the obligations under the Loan Agreement dated March 12, 2020**

4.21	Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 19 Inc. relating to the M/T Eco Yosemite Park (42)

4.22	Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 20 Inc. relating to the M/T Eco Joshua Park (43)

4.23	Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $38,000,000, dated May 6, 2021, by and among Alpha Bank S.A. and Athenean Empire Inc. in relation to the M/T Eco Malibu**

4.24	Addendum No. 1 dated as of June 23, 2021 to MOA in respect of M/T Nord Valiant**

4.25	Sale and Purchase Agreement dated September 8, 2021, by and between TOP Ships Inc. and Zizzy Charter Co., in relation to M/T Julius Caesar, and M/T Legio X Equestris**

4.26	Guarantee dated as of November 23, 2021 between TOP Ships Inc., as guarantor, and Sea 268 Leasing Co. Limited, as owner, in respect of M/T Julius Caesar**

4.27	Bareboat Charter in respect of M/T Julius Caesar dated as of November 23, 2021**

4.28	Guarantee dated as of November 23, 2021 between TOP Ships Inc., as guarantor, and Sea 269 Leasing Co. Limited, as owner, in respect of M/T Legio X Equestris**

4.29	Bareboat Charter in respect of M/T Legio X Equestris dated as of November 23, 2021**

4.30	Addendum No. 1 dated as of December 29, 2021 to MOA in respect of M/T Eco Los Angeles**

4.31	Addendum No. 1 dated as of December 29, 2021 to MOA in respect of M/T Eco City of Angels**

4.32	Bridge Loan between TOP Ships Inc. and Central Mare Inc. dated January 5, 2022**

4.33	Stock Purchase Agreement dated January 17, 2022, by and between TOP Ships Inc. and Africanus Inc., in relation to M/T Eco Oceano CA, M/T Julius Caesar, and M/T Legio X Equestris (44)

4.34	Time Charter Party dated as of February 14, 2022 in respect of M/T Eco Bel Air**

4.35	Time Charter Party dated as of February 14, 2022 in respect of M/T Eco Beverly Hills**

4.36	Bareboat Charter in respect of M/T Eco Oceano CA, dated as of March 2, 2022**

8.1	List of subsidiaries of the Company**

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer*

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer*

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Accounting Firm*

101

The following materials formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2020 and 2021; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2019, 2020 and 2021; (iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2019, 2020 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2020 and 2021; and (v) Notes to Consolidated Financial Statements*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*              Filed herewith.

**            Previously filed with the Company’s Annual Report on Form 20-F, filed on April 15, 2022.

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

TOP SHIPS INC.
(Registrant)

Date: May 6, 2022	By:	/s/ Evangelos J. Pistiolis
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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated, April 15, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Location and amounts of derivative financial instruments fair values:

Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive loss / (income) are presented below:

	Amount of gain/(loss) recognized in Statement of comprehensive loss / (income) located in Gain / (Loss) on derivate financial instruments
	2019	2020	2021
Interest rate swaps- change in fair value	(841)	(1,332)	-
Interest rate swaps– realized gain/(loss)	139	(25)	-
2014 Warrants- change in fair value	1,915	-	-
Class B Warrants- change in fair value	388	543	66
Total	1,601	(814)	66

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