Form 20-F
period 2022-12-31
TOP SHIPS INC.
filed 2023-04-03
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

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

As of December 31, 2022, 10,294,906 shares of common stock, par value $0.01 per share, 100,000 Series D Preferred Shares, par value $0.01 per share, 13,452 Series E Preferred Shares, par value $0.01 per share, and 5,850,748 Series F Preferred Shares, par value $0.01 per share, were outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

●
the length and severity of epidemics and pandemics, including the global outbreak of the novel coronavirus (“COVID-19”) and its impact on the demand for commercial seaborne transportation and the condition of the financial markets; and

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

Unless the context otherwise requires, as used in this annual report, the terms “Company,” “we,” “us,” and “our” refer to TOP Ships Inc. and all of its subsidiaries, and “TOP Ships Inc.” refers only to TOP Ships Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  References to our “Fleet Manager” or “CSI” are to Central Shipping Inc, a related party of ours, which performs the day-to-day management of our fleet. Throughout this annual report, the conversion from Euros, or €, to U.S. dollars, or $, is based on the U.S. dollar/Euro exchange rate of 0.9344 as of December 30, 2022, unless otherwise specified. References in this annual report to our common shares and earnings per share amounts, as well as warrant shares eligible for purchase under our warrants, exercise price of said warrants and conversion prices of our Series E Shares in this report, are adjusted to reflect the consolidation of our common shares through reverse stock splits, including the 20-to-1 reverse stock split which became effective as of August 22, 2019, the 25-to-1 reverse stock split which became effective as of August 10, 2020 and the 20-to-1 reverse stock split which became effective as of September 23, 2022.

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

●	Uncertain economic conditions throughout the world could have an adverse impact on our operations and financial results.

●
The international oil tanker industry has recently experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.

●	Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, such as COVID-19, and the related governmental responses thereto.

●	Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

●	We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

●	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

●	Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

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

●
Our President, Chief Executive Officer and Director has significant influence over us, and a trust established for the benefit of his family may be deemed to beneficially own, directly or indirectly, 100% of our Series D and our Series E Preferred Shares, and an affiliate of his may be deemed to beneficially own 100% of our Series F Preferred Shares, and thereby to control the outcome of matters on which our shareholders are entitled to vote.

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

●	We maintain cash with a limited number of financial institutions, including financial institutions that may be located in Greece, which will subject us to credit risk.

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

●	Maritime claimants could arrest our vessels or vessels we acquire, which could interrupt our cash flow.

●	Governments could requisition our vessels or vessels we acquire during a period of war or emergency, resulting in loss of earnings.

●	U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

●	We may be subject to U.S. federal income tax on our U.S. source income, which would reduce our earnings.

●	We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

●	Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

●	There is no guarantee of a continuing public market for you to resell our common shares.

●	Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

●
We have issued common shares in the past through various transactions and we may do so in the future without shareholder approval, which may dilute our existing shareholders, depress the trading price of our securities and impair our ability to raise capital through subsequent equity offerings.

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

●	environmental and other legal and regulatory developments;

●	economic slowdowns caused by public health events such as the COVID-19 pandemic or inflationary pressures and resultant governmental responses;

●	currency exchange rates;

●	weather, natural disasters and other acts of God;

●	competition from alternative sources of energy, other shipping companies and other modes of transportation; and

●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the war in Ukraine.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;

●	current and expected newbuilding orders for vessels;

●	the scrapping rate of older vessels;

●	speed of vessel operation;

●	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of vessels;

●	the price of steel and vessel equipment;

●	technological advances in the design and capacity of vessels;

●	potential conversion of vessels for alternative use;

●	changes in environmental and other regulations that may limit the useful lives of vessels;

●	port or canal congestion;

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

Uncertain economic conditions throughout the world could have an adverse impact on our operations and financial results.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our results of operations and financial condition. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all.

The world economy continues to face a number of challenges. Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19, global financial markets experienced volatility and a steep and abrupt downturn, followed by a recovery. This volatility may continue as the COVID-19 pandemic nears its endemic phase. In addition, the continuing war in Ukraine has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia.

Credit markets and the debt and equity capital markets have been volatile and the uncertainty surrounding the future of the global credit markets has at times resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues have resulted in significant write-offs in the financial services sector, the re-pricing of credit risk and uncertain economic conditions, which have at times made, and may continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Furthermore, further economic volatility and/or an economic downturn resulting from government restrictions imposed in connection with a resurgence of COVID-19 or government responses to the war in Ukraine could also adversely affect the market price of our common shares. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

European countries have recently experienced relatively slow growth. Over the past several years, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity, and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. In addition, the war in Ukraine has created great uncertainty in the European economy. If economic conditions in Europe preclude or limit financing, we may not be able to obtain financing on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.

A general deterioration in the global economy may also cause a decrease in worldwide demand for certain goods and, thus, shipping. Worldwide economic and governmental factors, together with concurrent declines in charter rates and vessel values, have in the past had, and could in the future have, a material adverse effect on lenders’ willingness to provide credit to us, our ability to obtain other financing, and on our results of operations, financial condition and cash flows, causing the price of our common shares to decline.

The international oil tanker industry has recently experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.

The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2022, the BDTI reached a high of 2,496 and a low of 679. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI but for petroleum product fixtures, has similarly been volatile. In 2022, the BCTI reached a high of 2,143 and a low of 543. Although the BDTI and BCTI were 1,587 and 1,202, respectively, as of March 28, 2023, there can be no assurance that the crude oil and petroleum products charter market will continue to increase, and the market could again decline. Recent heightened volatility in charter prices has resulted primarily from the war in Ukraine and sanctions on Russian exports of crude oil and petroleum products, and there is great uncertainty about the future impact of those events. In general, volatility in charter rates depends, among other factors, on (i) supply and demand for tankers, (ii) the demand for crude oil and petroleum products, (iii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iv) oil refining volumes, (v) oil prices, and (vi) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

If the charter rates in the oil tanker market decline from their current levels, our future earnings may be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our loan agreements.

Our financial results may be adversely affected by the outbreak of COVID-19, other pandemic or epidemic diseases and the related governmental responses thereto.

Public health threats, such as the COVID-19 outbreak, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. COVID-19 has resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry, has at times contributed to downward pressure on rates in the tanker industry at times.

Although the incidence and severity of COVID-19 and its variants have diminished over time, periodic spikes in incidence occur. Many nations worldwide have significantly eased or eliminated restrictions that were enacted at the outset of the outbreak of COVID-19.  The United States has announced that it will terminate the COVID-19 national emergency and public health emergency that was put in place in 2020. Notably, the Chinese government removed its zero-COVID policy in December 2022, although China is now facing a sudden surge in COVID cases after easing the lockdown restrictions nationwide. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause an adverse impact on the global economy and the rate environment for tanker and other cargo vessels may deteriorate and our operations and cash flows may be negatively impacted.

The COVID-19 pandemic and measures to contain its spread negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. Over time, the incidence of COVID-19 and its variants has diminished although periodic spikes in incidence occur. Consequently, restrictions imposed by various governmental health organizations may change over time. Several countries have lifted restrictions only to reimpose such restrictions as the number of cases rise and new variants arise. Negative impacts could occur, even after the pandemic itself diminishes or ends.

Measures against COVID-19 in a number of countries restricted crew rotations on our vessels. As a result, we experienced, and may experience in the future, disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and may have days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment as well as related logistical complications associated with supplying our vessels with spares or other supplies. Although during 2022 the effect of measures against COVID-19 on our operations diminished, the above-mentioned factors led to an increase in off-hire days and a slight increase in operating and voyage expenses during 2020 and 2021 and may continue to do so.

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

Dislocations in the supply of and demand for tankers as a result of the war in Ukraine and sanctions on Russian exports have resulted in greatly increased volatility in tanker asset prices. If we sell any vessel at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment. If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value in our financial statements and incur a loss and a reduction in earnings. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of Vessels.”

An over-supply of tanker capacity may lead to reductions in asset prices, charter hire rates and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in asset prices and charter rates. The impact of the sanctions on Russian exports of crude oil and petroleum products is uncertain and has generated increased volatility in the supply of tankers available for worldwide trade. As of March 28, 2023, newbuilding orders have been placed for an aggregate of approximately 3.9% of the existing global tanker fleet with the bulk of deliveries expected during 2023.

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

The London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of any of our future variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Currently four of our debt facilities have interest rates that fluctuate with changes in LIBOR and hence significant changes in LIBOR could have a material effect on the amount of interest payable on any future indebtedness, which in turn, could have an adverse effect on our financial condition.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that the publication of LIBOR will be phased out in mid-2023. Since the majority of our credit facilities contain provisions that entitle the lenders, to replace published LIBOR as the base for the interest calculation with another equivalent rate negotiated between the parties and/or their cost-of-funds rate, the triggering of such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed the Secured Overnight Financing Rate, or “SOFR,” an alternative rate to replace U.S. Dollar LIBOR. The impact of such a transition from LIBOR to SOFR could be significant for us. Although we intend to agree to an alternative, market acceptable, basis with the lenders under our credit facilities, and with the counterparties under any derivative instruments, to replace the applicable LIBOR rates with another reference rate in terms of rapidly developing marking practice being established by the Loan Markets Association (LMA) prior to any cessation of LIBOR there can be no assurance that we will be able to reach agreement on favorable terms or at all.

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

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2022 that total electric cars sold annually worldwide grew from about 120,000 in 2012 to 6.6 million in 2021, bringing the total number of electric cars to approximately 16.5 million, around triple the number from 2018. Electric car sales in the first quarter of 2022 were 2.1 million, up 75% from the same quarter of 2021. This was driven mainly by government subsidies and policy initiatives, such as the phasing-out of internal combustion engines and vehicle electrification targets. IEA forecasts are for electric vehicles (“EVs”) to grow from 17 million in 2021 to 70 million registered vehicles by 2025 and 190 million by 2030, which the IEA forecasts would reduce worldwide demand for oil products by 3.4 million barrels per day in 2030. IEA stated that EV operations in 2019 avoided the consumption of almost 0.6 million barrels per day of oil products. According to the World Economic Forum, there were about 1.1 billion cars registered in 2015 and there will be about 2 billion cars registered by 2040.

According to the IEA, U.S. biodiesel production increased rapidly from 32,000 barrels per day in 2009 to 118,000 barrels per day in 2020, a growth of about 260% (that production was up from 112 thousand barrels per day in 2019). During the same period, diesel production from U.S. refineries grew from an average of 4.0 million barrels per day in 2009 to a maximum of 5.6 million barrels per day in December 2018 before declining to 4.6 million barrels per day in January 2021 during the pandemic. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to make cash distributions.

Our vessels may suffer damage due to the inherent operational risks of the tanker industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases (such as the outbreak of COVID-19), quarantine and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil or chemicals. An oil or chemical spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil and chemicals transported in such tankers.

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

While our vessels have not called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws, in 2022, and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions in violation of applicable sanctions or embargo laws on charterers’ instructions and without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States, United Kingdom and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States and the European Union’s and G7 countries price cap regime for seaborne Russian oil and petroleum products. The ongoing war could result in the imposition of further economic sanctions by the United States, the United Kingdom and the European Union against Russia, with uncertain impacts on the tanker market. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations. Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, and the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

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

Beginning in February of 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which have continued to expand over the past year and which may adversely impact our business. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

Potential conflict between the U.S. and its allies and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels lately), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world’s oil supply passes through. For example, in January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general. Although spillover effects relating to the incident were contained, similar actions and responses increase the risk or conflict in the Strait of Hormuz. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.

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

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. However, the average GDP growth rate of China over the last ten years remains below pre-2008 levels. In particular, China’s GDP growth rate for the year ended December 31, 2022 was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country‘s zero-COVID-19 policy and strict lockdowns. Although the Chinese government removed its zero-COVID-19 policy in December 2022 and after easing the lockdown restrictions nationwide, China is now facing a sudden surge in COVID-19 cases, which introduces further uncertainty into prospects for economic recovery. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” The International Monetary Fund has warned that continuing geopolitical tensions, between the United States and China could derail recovery from the impacts of COVID-19. Although the United States and China signed a trade agreement in early 2020, as further described below, there is no assurance that the Chinese economy will not experience a significant contraction in the future.

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

In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China. Future weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by another economic downturn in any of the aforementioned countries and regions.

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

Our financing facilities either in the form of the bareboat charters in connection with the sale and leaseback agreements (“SLBs”) of our fleet or senior secured loan agreements contain, and any future financing facilities we may enter into are expected to contain, customary covenants, events of default and termination event clauses, including cross-default provisions and restrictive covenants and performance requirements that may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, pay dividends, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could also limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

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

As of December 31, 2022, we are in compliance with all covenants in our financing facilities.

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

A failure by us to meet our payment and other obligations, including our financial covenant requirements, could lead to defaults under our financing facilities or any future financing facilities. If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, the current or future owners of our leased vessels or the banks that finance our current or future vessels, as appropriate, could retake possession of our vessels or require us to pay down our indebtedness to a level where we are in compliance with our covenants or sell vessels in our fleet. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the outbreak of COVID-19, may affect our ability to comply with these covenants. We could lose our vessels if we default on our financing facilities, which would negatively affect our revenues, results of operations and financial condition.

Servicing current and future debt (including SLBs) will limit funds available for other purposes and impair our ability to react to changes in our business.

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2022, we had a total indebtedness of $240.6 million, excluding deferred finance fees and debt discounts. Our current or future debt could have other significant consequences on our operations. For example, it could:

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

Furthermore, our current or future interest expense will increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our current or future debt, sell assets, borrow more money or sell more securities, and we cannot guarantee that the resulting proceeds therefrom, if any, will be sufficient to meet our ongoing capital and operating needs. Because interest paid on loans is generally a margin plus a reference rate, such as SOFR or LIBOR, that is subject to change, our actual interest costs would increase as the reference rate increases. During an inflationary period, such as one we are currently experiencing, the SOFR or LIBOR or similar reference rate will generally be increased, thus costing us more money to service our debt obligations and reducing our results of operations and cash flow. Any event of default under a loan agreement pursuant to which we have granted security could permit the relevant lender to exercise its rights as a secured lender and take the relevant collateral, which may include our vessels.

Our President, Chief Executive Officer and Director has significant influence over us, and trusts established for the benefit of his family may be deemed to beneficially own, directly or indirectly, 100% of our Series D, Series E and Series F Preferred Shares, and thereby to control the outcome of matters on which our shareholders are entitled to vote.

As of the date of this annual report, Lax Trust, which is an irrevocable trust established for the benefit of certain family members of our President, Chief Executive Officer and Director, Mr. Pistiolis, may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding shares of our Series D Preferred Shares. Each Series D Preferred Share carries 1,000 votes. In addition, the Lax Trust, through Family Trading Inc., or Family Trading, may be deemed to beneficially own 13,452 Series E Preferred Shares held by Family Trading, which represent all of the Series E Preferred Shares that are currently outstanding and which are convertible into approximately 21,696,774 common shares as of March 28, 2023. Each Series E Preferred Share carries 1,000 votes. Three Sororibus Trust of Cyprus, an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis, may be deemed to beneficially own all of the 3,834,082 outstanding shares of our Series F Preferred Shares. Each Series F Preferred Share carries 10 votes.

By the Lax Trust’s beneficial ownership of 100% of our Series D Preferred Shares and Series E Preferred Shares, and Three Sororibus Trust of Cyprus beneficial ownership of 100% of our Series F Preferred Shares, as of the date of this annual report, the Lax Trust together with Three Sororibus Trust of Cyprus may be deemed to beneficially own 88.2% of our total voting power and to control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust, Three Sororibus Trust of Cyprus or the family of Mr. Pistiolis may be different from your interests.

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

We and certain of our current executive officers were defendants in purported class-action lawsuits in the U.S. District Court for the Eastern District of New York, brought on behalf of our shareholders. The lawsuits alleged violations of Sections 9, 10(b), 20(a) and/or 20A of the Securities Exchange Act of 1934, as amended, or the Exchange Act and Rule 10b-5 promulgated hereunder. In connection with these lawsuits, certain co-defendants requested that we indemnify and hold them harmless against all losses, including reasonable costs of defense, arising from the litigation, pursuant to the provisions of the Common Stock Purchase Agreement between us and Kalani.

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

During 2022, 100% of our revenues derived from five charterers, BP Shipping Limited (“BP”), Clearlake Shipping Pte Ltd (“Clearlake”), Trafigura Maritime Logistics Pte Ltd (“Trafigura”), Central Tankers Chartering Inc (“Central Tankers Chartering”) and Cargill International SA (“Cargill”). Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We maintain cash with a limited number of financial institutions, including financial institutions that may be located in Greece, which will subject us to credit risk.

We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Although concerns relating to the sovereign debt crisis have largely been allayed and Greece has emerged from its bailout programs, the stand-alone financial strength of the banks and the anticipated additional pressures stemming from the legacy of the country’s multi-year debt crisis and the COVID-19 pandemic continue to create uncertain economic prospects.

Additionally, only a small portion of cash balances are covered by insurance in the event of default by these financial institutions in Greece or elsewhere. Several banks, including banks in the United States and Switzerland, have recently been subject to extraordinary resolution procedures or sale because of the risk of such a default. Furthermore, in the event any of our banks do not allow us to withdraw funds in the time and amounts that we want, we may not timely comply with contractual provisions in any of our contracts or our salary obligations, among other things. The occurrence of such a default of any of our banks could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

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

Vessel operating costs include the costs of crew, fuel (for spot-chartered vessels), provisions, deck and engine stores, insurance, and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If any vessels we have or will acquire suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-docking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash.

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

Moreover, from time to time, we may establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting scrutiny from market participants or regulators could adversely affect our reputation and/or our access to capital.

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

We believe that we were not a PFIC for our 2014 through 2022 taxable years and do not expect to be treated as a PFIC in subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares.  See “Taxation—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders as a result of our status as a PFIC.

We may be subject to U.S. federal income tax on our U.S. source income, which would reduce our earnings.

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

We did not qualify for the tax exemption under Section 883 of the Code for our 2021 taxable year. Therefore, we and our subsidiaries were subject to an effective 2% U.S. federal income tax on the gross shipping income we derived during 2021 that was attributable to the transport of cargoes to or from the United States. The amount of this tax for our 2021 taxable year was $152,000.

We intend to take the position for U.S. federal income tax reporting purposes that we are not subject to U.S. federal income taxation for the 2022 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

RISKS RELATED TO OUR COMMON SHARES

The market price and trading volume of our common shares may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on Nasdaq.

The market price of our common shares is affected by a variety of factors, including:

•	fluctuations in interest rates;
•	fluctuations in the availability or the price of oil and chemicals;
•	fluctuations in foreign currency exchange rates;
•	announcements by us or our competitors;
•	changes in our relationships with customers or suppliers;
•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;
•	changes in United States or foreign tax laws;
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the war in Ukraine.
•	actual or anticipated fluctuations in our operating results from period to period;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	market conditions in the shipping industry and the general state of the securities markets;
•	business interruptions caused by the outbreak of COVID-19 or the war in Ukraine;
•	mergers and strategic alliances in the shipping industry;
•	changes in government regulation;
•	a general or industry-specific decline in the demand for, and price of, shares of our common shares resulting from capital market conditions independent of our operating performance;
•	the loss of any of our key management personnel;
•	our failure to successfully implement our business plan;
•	issuance of shares; and
•	stock splits / reverse stock splits.

In addition, over the last few years, the stock market has experienced price and volume fluctuations, including due to factors relating to the outbreak of COVID-19 and the war in Ukraine, and this volatility has sometimes been unrelated to the operating performance of particular companies. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects. During 2022, the closing price of our common shares experienced a high of $29.80 in March and a low of $1.11 in December. This market and share price volatility relating to the effects of COVID-19 or the war in Ukraine, as well as general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

In addition, the market price and trading volume of our common shares have very recently and at certain other times in the past exhibited, and may continue to exhibit, extreme volatility, including within a single trading day. Such volatility could cause purchasers of our common shares to incur substantial losses. For example, on October 5, 2022, the trading price of our common shares ranged from an intra-day high of $11.60 to an intra-day low of $5.28, on trading volume of approximately 40.8 million shares. On November 30, 2022, the trading price of our common shares ranged from an intra-day high of $4.58 to an intra-day low of $2.03, on trading volume of approximately 23.6 million shares, and over the following three trading days, the trading price of our common shares ranged from an intra-day high of $5.94 to an intra-day low of $1.73, on daily trading volume of between approximately 29.0 million shares and 44.3 million shares. By comparison, during the period from January 1, 2022 to December 31, 2022, the average daily trading volume of our common shares was approximately 1,278,800 shares and the trading price of our common shares fluctuated from an intra-day high of $32.80 on March 7, 2022 to an intra-day low of $1.04 on December 28, 2022. With respect to certain such instances of trading volatility, including the period beginning on November 30, 2022, we are not aware of any material changes in our financial condition or results of operations that would explain such price volatility or trading volume, which we believe reflect market and trading dynamics unrelated to our operating business or prospects and outside of our control. We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Under these circumstances, we would caution you against investing in our common shares unless you are prepared to incur the risk of incurring substantial losses.

A portion of our common shares may be traded by short sellers which may put pressure on the supply and demand for our common shares, creating further price volatility.  In particular, a possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to sudden extreme price volatility in our common shares.  Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company and could cause purchasers of our common shares to incur substantial losses.

Further, shareholders may institute securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

There is no guarantee of a continuing public market for you to resell our common shares.

Our common shares currently trade on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common shares will continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. The price of our common shares may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our results and those of other public companies in our industry;
•	mergers and strategic alliances in the shipping industry;
•	market conditions in the shipping industry and the general state of the securities markets;
•	changes in government regulation;
•	shortfalls in our operating results from levels forecast by securities analysts; and
•	announcements concerning us or our competitors.

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

On July 27, 2016, we transferred our Nasdaq listing from the Nasdaq Global Select Market to the Nasdaq Capital Market. Our common shares continue to trade on Nasdaq under the symbol “TOPS.” The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Select Market. We then fulfilled the listing requirements of the Nasdaq Capital Market and the approval of the transfer cured our deficiency under Nasdaq Listing Rule 5450(b)(1)(C).

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

On March 11, 2019, we received written notification from Nasdaq, indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). On August 22, 2019 we effectuated a 20-to-1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1). As a result, we regained compliance on September 5, 2019.

On December 26, 2019, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. On April 17, 2020 we received a written notification from Nasdaq granting an extension to the grace period for regaining compliance. On August 10, 2020 we effectuated a 25-to-1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1). As a result, we regained compliance on August 25, 2020.

On January 26, 2022, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. We regained compliance on March 22, 2022.

On May 18, 2022, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. On September 23, 2022 we effectuated a 20-to-1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1). As a result, we regained compliance on October 7, 2022.

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

We have issued common shares in the past through various transactions and we may do so in the future without shareholder approval, which may dilute our existing shareholders, depress the trading price of our securities and impair our ability to raise capital through subsequent equity offerings.

We have already sold large quantities of our common shares and securities convertible into common shares, pursuant to previous public and private offerings of our equity and equity-linked securities. We currently have an effective registration statement on Form F-3 (333-267170), for the registered sale of $200 million of our securities, of which we have sold $13.6 million. We also have 13,452 Series E Preferred Shares outstanding, which are convertible into approximately 21,696,774 shares as of March 28, 2023. All of the Series E Preferred Shares are beneficially owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos Pistiolis, our President, Chief Executive Officer and Director.

In addition, the outstanding October 2022 Warrants (defined below) are exercisable to purchase up to 1,072,725 common shares at an exercise price of $6.75 per share, the outstanding Class C Warrants (defined below) are exercisable to purchase up to 6,744,000 common shares at an exercise price of $1.35 per share and the outstanding February 2023 Warrants (defined below) are exercisable to purchase up to 10,045,185 common shares at an exercise price of $1.35 per share.

Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, redemptions of our Series E or Series F Preferred Shares, or any future equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

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

The market price of our common shares could decline due to sales, or the announcements of proposed sales, of a large number of common shares in the market, including sales of common shares by our large shareholders or by holders of securities convertible into common shares, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of our common shares.

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

The Series E Preferred Shares contain anti-dilution provisions that have been triggered by securities we have issued, including common shares, convertible preferred shares, and warrants, and could further be triggered by future issuances of the same or similar types of securities, depending on the offering price of equity issuances, the conversion price or formula of convertible shares or the exercise price or formula of warrants. Any issuance of common shares below the applicable fixed conversion price of the Series E Preferred Shares, would result in an adjustment downward of the Series E Preferred Shares fixed conversion price and could result in a corresponding increase in the number of common shares each Series E Share is converted into. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the current fixed conversion price of the Series E Preferred Shares would result in similar adjustments. These adjustments could increase the number of common shares issuable upon conversion of the Series E Preferred Shares, dilute the interests of our common shareholders and affect the trading price for our common shares. Furthermore, the Series E Preferred Shares conversion price is equal to the lesser of the fixed conversion price subject to adjustment as described above, and a variable conversion price, namely 80% of the lowest daily Volume-Weighted Average Price (“VWAP”) of our common shares over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice. However, in no event can the conversion price be less than $0.60. If using the variable conversion price of the Series E Preferred Shares, as of March 28,2023, the Series E Preferred Shares have a conversion price of $0.62 and are convertible into 21,696,774 common shares per Series E Share, as may be further adjusted.

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

Our By-laws provide that, unless the Company consents in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of the Corporation, including any such action arising under the Exchange Act or the Securities Act (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act of the Republic of the Marshall Islands, or (iv) any action asserting a claim governed by the internal affairs doctrine. This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.

Our Bylaws include a forum selection provision as described under the section herein entitled “Item 10. Additional Information—B. Memorandum and Articles of Association”. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our Bylaws to be inapplicable or unenforceable in such action. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Shareholders’ derivative actions, including those arising under the Exchange Act or Securities Act, are subject to our forum selection provision. To the extent that the exclusive forum provision would apply to restrict the courts in which our shareholders may bring claims arising under the Exchange Act or the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

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

These provisions include:

•	authorizing our Board of Directors to issue “blank check” preferred stock without stockholder approval;
•	providing for a classified Board of Directors with staggered, three-year terms;
•	prohibiting cumulative voting in the election of directors;
•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for the directors;
•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;
•	limiting the persons who may call special meetings of shareholders;
•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and
•	restricting business combinations with interested shareholders.

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

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed TOP Ships Inc. Our common shares are currently listed on Nasdaq under the symbol “TOPS.” The current address of our principal executive office is 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8107. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. The address of our Internet site is https://www.topships.org.

On January 3, 2020, we announced that we agreed to sell two MR1 Product Tankers, the M/T Eco Fleet and the M/T Eco Revolution (each with a capacity of 39,000 dwt) to unaffiliated third parties.  On January 14, 2020, the M/T Eco Revolution was delivered to its buyer and we received gross proceeds of $23.0 million, part of which were used to prepay in full the outstanding amount of $15.1 million under tranche A of our loan facility with ABN AMRO, or the ABN Facility.  On January 21, 2020, the M/T Eco Fleet was delivered to its buyer and we received $21.0 million, part of which were used to prepay in full the outstanding amount of $14.4 million under tranche B of the ABN Facility, resulting in the full prepayment of the ABN Facility.

On February 10 and February 17, 2020, we took delivery of M/T Eco Los Angeles and M/T Eco City of Angels, respectively, from the Hyundai Mipo Dockyard Co., Ltd. in South Korea.

Between January 22 and February 21, 2020, all of the Class A Warrants sold pursuant to a private placement in November 2019 (4,200,000 warrants) were exercised on a cashless basis into 67,200 of our common shares.  No Class B Warrants sold pursuant to the same private placement were exercised prior to their expiration on May 7, 2021.

On February 12, 2020, we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, under which we could offer and sell, from time to time through Maxim, up to $5.0 million of our common shares. We completed the offering on March 4, 2020 and sold a total of 29,274 common shares.

On February 17, 2020, we announced the issuance of 16,004 Series E Preferred Shares to Family Trading, as settlement of the consideration outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from Mr. Pistiolis, our President, Chief Executive Officer and Director, and for dividends payable to Family Trading under already outstanding Series E Preferred Shares.

On February 21, 2020, we announced that our 50% owned subsidiaries which owned M/T Holmby Hills and M/T Palm Springs entered into agreements to sell both vessels to unaffiliated third parties. On March 30, 2020, we announced the delivery of M/T Holmby Hills to an unaffiliated party.

On February 6, 2020, we announced that we agreed to sell two MR2 Product Tankers, the M/T Stenaweco Elegance and the M/T Palm Desert (each with a capacity of 50,000 dwt) to unaffiliated third parties. On February 25, 2020, we announced the closing of the sale of the M/T Stenaweco Elegance and on March 23, 2020, we announced the conclusion of the sale of the M/T Palm Desert.

On March 11, 2020, we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, under which we could offer and sell, from time to time through Maxim, up to $5.0 million of our common shares.  We completed the offering on March 27, 2020 and sold a total of 105,385 common shares.

On March 30, April 15, April 27, April 28, May 14, May 19, June 7, June 10, June 14, June 23 and July 6, 2020, we closed registered direct offerings for the sale of an aggregate of 1,836,188 of our common shares for gross proceeds of $119.7 million with unaffiliated investors. Maxim acted as a placement agent for all of these registered direct offerings.

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

On May 6, 2020 we purchased a 100% ownership interest in three Marshall Islands companies that each owned 100% interests in one scrubber-fitted 50,000 dwt eco MR Product Tanker under construction in Hyundai Heavy Industries shipyard in South Korea, with attached time charters from entities affiliated with our Chief Executive Officer. The consideration amounted to $18 million and was scheduled to be paid in installments through the vessels’ delivery dates. The vessels, M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) were scheduled to be delivered in the first quarter of 2021. In January 2021, we sold these three shipowning companies, as described below.

On May 28, 2020, we acquired for $22 million from a company affiliated with our Chief Executive Officer, or the Suezmax Seller, a 50% ownership interest in two Marshall Islands companies that each had a newbuilding contract for the construction of one scrubber-fitted 157,000 dwt eco Suezmax tanker, the M/T Eco West Coast (Hull No 865) and the M/T Eco Malibu (Hull No 866), under construction in Hyundai Heavy Industries’ shipyard in South Korea, with attached time charters. The M/T Eco West Coast was delivered to us in March 2021 and commenced its time charter upon delivery. The M/T Eco Malibu was delivered in May 2021. We had the option to acquire the other 50% ownership interest in both vessels from the Suezmax Seller at the same price until July 15, 2020. On June 18, 2020, we exercised both purchase options for a consideration of $22 million.

On August 10, 2020, we effected a 25-to-1 reverse stock split of our common shares. There was no change in the number of our authorized common shares. All share amounts in this report, not including amounts incorporated by reference, have been retroactively adjusted to reflect this reverse stock split.

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

On August 20, 2020, we announced that a company affiliated with our Chief Executive Officer, Mr. Pistiolis, purchased an aggregate of 5,000 of our common shares in the open market. In addition, we committed until August 21, 2021 that we would not (i) conduct any equity offerings, public or private; (ii) conduct any reverse stock splits; or (iii) pay any bonuses to our executive management. We also entered into a standstill agreement with Family Trading, pursuant to which Family Trading agreed not to convert any of its Series E Preferred Shares into common shares, other than in connection with a change of control of us.

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

On January 8, 2021, we announced the sale of the three shipowning companies that owned M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) to a related party affiliated with Mr. Evangelos J. Pistiolis in exchange for:

●	$10.0 million in cash.

●
100% ownership in a Marshall Islands company that was a party to a shipbuilding contract for a high specification scrubber fitted Suezmax Tanker (to be named M/T Eco Oceano Ca) delivered from Hyundai Samho shipyard in March 2022. The shipowning company was party to a time charter, starting from the vessel’s delivery, with Central Tankers Chartering, a company affiliated with Mr. Evangelos J. Pistiolis, for a firm duration of five years at a gross daily rate of $32,450, with a charterer’s option to extend for two additional years at $33,950 and $35,450.

●
35% ownership in one Marshall Islands company that was a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker (to be named M/T Julius Caesar) delivered from Hyundai Heavy Industries shipyard in January 2022. The shipowning company was party to a time charter, starting from the vessel’s delivery, with Trafigura, for a firm duration of three years at a gross daily rate of $36,000, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●
35% ownership in one Marshall Islands company that was a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker (to be named M/T Legio X Equestris) delivered from Hyundai Heavy Industries shipyard in March 2022. The shipowning company was party to a time charter, starting from the vessel’s delivery, with Trafigura, for a firm duration of three years at a gross daily rate of $35,750, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

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

On March 26, 2021, we took delivery of the vessel M/T Eco West Coast from the Hyundai Heavy Industries shipyard in South Korea.

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

On May 11, 2021, we took delivery of the vessel M/T Eco Malibu from the Hyundai Heavy Industries shipyard in South Korea.

On September 1, 2021, we sold the M/T Nord Valiant to unaffiliated third parties for gross proceeds of $26.4 million, part of which were used to fully prepay the respective loan for which the vessel was collateral.

On September 8, 2021 we purchased from a company affiliated with Mr. Evangelos J. Pistiolis (the “Seller”) for a consideration of $29.8 million an additional 65% ownership interest in each of Julius Caesar Inc. and Legio X Inc. (the “VLCC Companies”), each a party to shipbuilding contracts for VLCC Julius Caesar (Hull No. 3213) and VLCC Legio X Equestris (Hull No. 3214), respectively. Following this transaction (the “VLCC Transaction”), we became 100% owner of the VLCC Companies. The Seller remained the guarantor on the shipbuilding contracts towards the shipyard and in addition the Seller provided a financing option to the Company by remaining responsible to the shipyard for up to 20% of the shipbuilding cost per vessel (increased from 10%, as previously agreed on January 6, 2021), at our option, exercisable until each vessel’s delivery date. On September 8, 2021 we issued 2,188 Series E Shares to Family Trading, as partial settlement of $2.2 million of the consideration outstanding from the VLCC Transaction.

On November 23, 2021 we entered into a credit facility with China Merchants Bank Financial Leasing Co. Ltd. (“CMBFL”) for $108.0 million for the financing of the newbuilding vessels Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214). We drew down $54.0 million from the facility in January 2022 for the financing of the delivery of the M/T Julius Caesar and another $54.0 in March 2022 for the financing of the delivery of the M/T Legio X Equestris. For each of the vessels the credit facility is repayable in 32 consecutive quarterly installments of $0.7 million and a balloon payment of $32.4 million payable together with the last installment. The credit facility bears interest at LIBOR plus a margin of 2.60%.

On November 24, 2021 we agreed to sell the M/T Eco Los Angeles and M/T Eco City of Angels to unaffiliated third parties for net proceeds after debt repayment of $18.6 million, with the closings taking place on February 28 and March 15, 2022 respectively.

On January 5, 2022, we entered into an unsecured credit facility for up to $20 million with Central Mare Inc. (the “Central Mare Unsecured Bridge Loan”), an affiliate of our CEO, in order to finance part of the shipbuilding cost of the two VLCCs. A total of $9 million was drawn down and subsequently repaid from proceeds from the sale of M/T Eco Los Angeles and the facility is now terminated. The maturity date of the loan was December 31, 2022. The principal terms of the loan included an arrangement fee of 2%, interest of 12% per annum and a commitment fee of 1.00% on the undrawn part of the facility.

On January 17, 2022, we entered into a stock purchase agreement with Africanus Inc, owned by Three Sororibus Trust of Cyprus, an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis, for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Preferred Shares”), in exchange for (i) the assumption by Africanus Inc of an amount of $47.6 million of shipbuilding costs for its newbuilding vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of the Company’s remaining payment obligations relating to the VLCC Transaction, in an amount of up to $27.6 million. At total of 7,200,000 Series F Preferred Shares were issued in connection with the deliveries of M/T Julius Caesar, M/T Legio X Equestris and M/T Eco Oceano Ca. and the settlement of $24.4 million of payment obligations relating to the VLCC Transaction.

On January 17, 2022, we took delivery of the vessel M/T Julius Caesar from the Hyundai Heavy Industries shipyard in South Korea.

On January 26, 2022, we received a notice from the Nasdaq Stock Market indicating that because the closing bid price of our common shares for the preceding 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market.  We regained compliance on March 22, 2022.

On February 14, 2022, we entered into time charter employment agreements with a major oil trader for M/T Eco Beverly Hills and for M/T Eco Bel Air, according to which upon completion of their current charters, the M/T Eco Beverly Hills and M/T Eco Bel Air will enter into a time charter for a minimum period of 20 months and a maximum period of 26 months (at charterers option) at daily rate of $24,000 per vessel. Charterers also have the option to further extend the time charter until December 1, 2025 for M/T Eco Beverly Hills and December 10, 2025 for M/T Eco Bel Air. The daily rate for the entire period for both vessels is $24,000, including charterer optional periods.

On February 22, 2022 we announced an amendment of a previously agreed time charter with an affiliate of Evangelos Pistiolis which commenced upon delivery of M/T Eco Oceano from Hyundai Samho shipyard, on March 4, 2022. According to the amendment, the firm period of the time charter employment is increased from five years to 15 years and the daily rate is reduced from $32,450 to $24,500.

On March 2, 2022, we took delivery of the vessel M/T Legio X Equestris from the Hyundai Heavy Industries shipyard in South Korea.

On March 2, 2022 we entered into a sale and leaseback with AVIC International Leasing Co., Ltd (“AVIC”), for our newbuilding vessel Eco Oceano Ca (Hull No. 871) for total proceeds of $48.2 million. Consummation of the sale and leaseback took place on March 4, 2022. Following the sale, we have bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 40 consecutive quarterly installments of $0.68 million and a balloon payment of $21.1 million payable together with the last installment, plus interest based on the three months LIBOR plus 3.50%. As part of this transaction, we have continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option will be exercised and at the end of the ten year period we have an obligation to buy back the vessel at a cost represented by the balloon payment.

On March 4, 2022, we took delivery of the vessel M/T Eco Oceano Ca from the Hyundai Samho shipyard in South Korea.

On April 15, 2022, we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, under which we would offer and sell, from time to time through Maxim Group LLC, up to $19,700,000 of our common shares, par value $0.01 per share. On October 6, 2022, we announced that we had terminated the Equity Distribution Agreement.  We sold 129,442 common shares pursuant to the Equity Distribution Agreement for aggregate net proceeds of approximately $2.0 million.

On May 18, 2022, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. On September 23, 2022 we effectuated a 20-to-1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1). As a result, we regained compliance on October 7, 2022. There was no change in the number of our authorized common shares.

On June 3, 2022, we entered into a securities purchase agreement with a single unaffiliated institutional investor to purchase approximately $7.2 million of our common shares (or pre-funded warrants in lieu thereof) in a registered direct offering and warrants to purchase common shares in a concurrent private placement. On June 7, 2022, we issued 235,000 of our common shares and 480,150 pre-funded warrants in the registered direct offering, and 14,303,000 warrants (the “June 2022 Warrants”) to purchase 715,150 common shares in the concurrent private placement for a purchase price of $10.00 per common share and June 2022 Warrants and $9.9980 per pre-funded warrant and June 2022 Warrant. The June 2022 Warrants were immediately exercisable, with an expiration date of five years from the date of issuance and had an exercise price of $10.00 per common share. Maxim Group LLC acted as the sole placement agent in connection with the offering. In July 2022, 5,229,000 pre-funded warrants were exercised for 261,450 common shares, and in September 2022, 4,374,000 pre-funded warrants were exercised for 218,700 common shares.

On July 8, 2022, we redeemed 865,558 of our Series F Preferred Shares for an aggregate amount of approximately $10.4 million, payable in cash.

On September 23, 2022, we effected a 20-to-1 reverse stock split of our common shares, which was authorized at our annual meeting of shareholders held on September 5, 2022. There was no change in the number of our authorized common shares. All share amounts in this report, not including amounts incorporated by reference, have been retroactively adjusted to reflect this reverse stock split.

On October 10, 2022, we entered into a warrant exercise inducement letter agreement (“Inducement Letter”) with an accredited investor that was an existing holder of June 2022 Warrants, wherein the investor agreed to exercise all of the June 2022 Warrants at an exercise price reduced from $10.00 per share to $6.75 per share, in consideration for the issuance of new warrants (the “October 2022 Warrants”) to purchase up to an aggregate of 1,072,725 common shares for a purchase price of $6.75 per common share. The October 2022 Warrants were immediately exercisable upon issuance at an exercise price of $6.75 per common share and will expire on June 7, 2027. The net proceeds of the exercise of the October 2022 Warrants to the Company, after deducting estimated expenses and fees, were approximately $4.5 million. We granted customary registration rights covering the resale of the common shares issuable upon exercise of the October 2022 Warrants.

On December 6, 2022, we closed a public offering of 6,750,000 units, each consisting of one of our common shares and one Class C Common Stock Purchase Warrant (a “Class C Warrant”), at a price of $2.00 per unit. Each Class C Warrant was immediately exercisable for one common share at an exercise price of $2.00 per share with an expiration date of five years after the issuance date. The gross proceeds of the offering to us, before discounts and commissions and estimated offering expenses, were approximately $13.5 million.

On December 30, 2022, we redeemed 483,694 of our Series F Preferred Shares for an aggregate amount of approximately $5.8 million, payable in cash.

Recent Developments

On January 13 and March 6, 2023, we redeemed 1,000,000 and 1,016,667 of our Series F Preferred Shares for an aggregate amount of approximately $12.0 million and $12.2 million, payable in cash respectively. Following completion of the redemption, as of the date hereof 3,834,082 of the Company’s Series F Preferred Shares remain issued and outstanding.

On February 14, 2023, we entered into a securities purchase agreement with several institutional investors to purchase approximately $13.6 million of our units in a registered direct offering at a price of $1.35 per unit. Each unit consisted of one common share and one warrant (the “February 2023 Warrants”). The February 2023 Warrants are immediately exercisable, will expire five years from the date of issuance and have an exercise price of $1.35 per common share. Additionally, pursuant to the terms of our Class C Warrants issued to investors on December 6, 2022, we agreed to reduce the exercise price per common share under the Class C Warrants to $1.35 per common share from an original exercise price of $2.00 per common share. The offering closed on February 16, 2023.

On March 1, 2023 we announced that for the period commencing from March 1, 2023 to December 31, 2023 we will not conduct any new equity offerings, public or private, we will not conduct any reverse stock splits (except to the extent our Board of Directors deems advisable for the sole purpose of remaining compliant with Nasdaq continued listing requirements), we will not pay any bonuses to our executive management and that neither the CEO nor his affiliates will sell any common shares.

B.	Business Overview

We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. Our operating fleet has a total capacity of 1,435,000 deadweight tons (“dwt”). As of the date of this annual report, our operating fleet consists of one 50,000 dwt product/chemical tanker, M/T Eco Marina Del Ray, five 157,000 dwt Suezmax tankers, the M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Oceano CA, M/T Eco Malibu and M/T Eco West Coast, two 300,000 dwt Very Large Crude Carriers (VLCCs), M/T Julius Caesar and M/T Legio X Equestris, and we also own 50% interest in two 50,000 dwt product tankers, M/T Eco Yosemite Park and M/T Joshua Park. All of our vessels are IMO-certified and are capable of carrying a wide variety of oil products including chemical cargos which we believe make our vessels attractive to a wide base of charterers.

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

Our Fleet

The following tables present our fleet list as of the date of this annual report:

Operating MR Tanker Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Marina Del Ray	50,000	Cargill / WECO Tankers A/S	March 2024 / March 2027	- / 1 year	Cargill: $15,100 / WECO Tankers A/S: $20,500 / $22,500

Operating Suezmax Vessels on SLBs (treated as operating leases):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Bel Air	157,000	Trafigura	May 2024	19 months	$24,000 / $24,000
M/T Eco Beverly Hills	157,000	Trafigura	July 2024	16 months	$24,000 / $24,000

Operating Suezmax Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Oceano CA	157,000	Central Tankers Chartering	March 2037	none	$24,500

Operating Suezmax Vessels financed via senior loan facilities:

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco West Coast	157,000	Clearlake	March 2024	1+1 years	$33,950 / $34,750 / $36,750
M/T Eco Malibu	157,000	Clearlake	May 2024	1+1 years	$33,950 / $34,750 / $36,750

Operating VLCC Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Julius Caesar	300,000	Trafigura	January 2025	1+1 years	$36,000 / $39,000 / $41,500
M/T Legio X Equestris	300,000	Trafigura	March 2025	1+1 years	$35,750 / $39,000 / $41,500

Operating Joint Venture MR Tanker fleet (50% owned):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Yosemite Park	50,000	Clearlake	March 2025	5+1+1 years	$17,400 / $18,650 / $19,900
M/T Eco Joshua Park	50,000	Clearlake	March 2025	5+1+1 years	$17,400 / $18,650 / $19,900

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

Officers, Crewing and Employees

As of the date of this annual report we do not employ any shore-based employees. Our executive officers and a number of administrative employees are provided according to an agreement with Central Mare. Please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties”. In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

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

Shipping demand, measured in ton-miles, is a product of (a) the amount of cargo transported in ocean going vessels, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the ton-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert vessels from normal trading patterns, as well as by inter-regional trading activity created by commodity supply and demand imbalances. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States, with a notable exception for 2020 and 2021 in which years the COVID 19 epidemic dramatically reduced oil demand. According to the International Energy Agency, global oil demand for 2022 has increased to approximately 100.8 million barrels/day compared to approximately 96.5 million barrels/day during 2021.

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

Seasonality

Historically, oil and oil products trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil and oil products in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles. This seasonality may affect operating results. However, to the extent that our vessels are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”) and International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is divided into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk, in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.

Since 2014, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” amendments to MARPOL Annex I Condition Assessment Scheme, or “CAS” have required compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. In January 2023, amendments to the ESP Code relating to thickness measurements at the first renewal survey of double hull oil tankers will become effective. We may need to make certain financial expenditures to comply with these requirements.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or exhaust gas cleaning systems (or EGCS). Ships are required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as an EGCS. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. Furthermore, in December 2022, the Committee adopted Resolution MEPC.361(79) establishing a new Emission Control Area (ECA) for the Mediterranean Sea as a whole. These amendments will enter into force on 1 May 2024, however, ships operating in this ECA will be exempted from compliance with the 0.10% m/m sulfur content standard for fuel oil, during the first 12 months immediately following entry into force of the amendment. Ocean-going vessels in these areas will be subject to stringent emission controls and ocean-going vessels trading in ECAs are subject to increased operational costs due to the significantly higher price of the fuel with very low Sulphur content (0.1%m/m) or due to the additional cost entailed by the use of an EGCS. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025, to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022, and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (or EEXI), and (2) operational carbon intensity reduction requirements based on a new operational carbon intensity indicator (or CII). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, taking effect from 1/1/2023, ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships that fall under the new CII regime will have to have a CII rating of C or above in order to be compliant. Ships that have a CII rating of D for three consecutive years or E, are required to submit a corrective action plan, to show how the required index (C or above) would be achieved or else they will be deemed non-compliant. The EEXI and CII certification requirements entered into effect on January 1, 2023.

Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023.  MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (or HFO) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition become effective on or after July 1, 2029.

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

The ISM Code requires that vessel operators obtain a Safety Management Certificate (or SMC) for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a Document Of Compliance (or DOC), issued by each flag state (or Recognized Organization (“RO”) on behalf of the flag administration), under the ISM Code. We have obtained applicable DOC for our offices and safety management certificates for all of our vessels. The DOCs & SMCs are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by ship-owners and managers. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

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

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect requiring all ships to meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate became effective in June 2022. All the vessels of our fleet have Ballast Water Treatment Systems that ensure compliance with the new environmental regulations.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. We will ensure that our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force as required by law.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention,” which entered into force in September 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention. MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing that substance starting January 1, 2023. The amendments require ships to remove, or apply a coating to anti-fouling systems with this substance, at the next scheduled renewal of the anti-fouling system after January 1, 2023.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities as well as other regional and national authorities in a number of countries (“ISM Code Compliant Countries”) have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S., European Union and ISM Code Compliant Countries ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,000 for a single-hull tank vessel, over 3,000 gross tons to the greater of $4,000 per gross ton or $29,591,300; and for a non-tank vessel, over to the greater of $1,300 er gross ton or $1,076,000 (subject to periodic adjustment for inflation) (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or “SIPs,” some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. In April 2020, the EPA and Department of the Army published the “Navigable Waters Protection Rule,” to finalize a revised WOTUS definition, which rule became effective in June 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and U.S. Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023, and will become effective on March 20, 2023. The revised WOTUS rule replaces the 2020 Navigable Waters protection Rule and generally reflects an expansion of the CWA jurisdiction.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and requires that the USCG develop implementation, compliance and enforcement regulations regarding ballast water.  On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated.  Under VIDA, all provisions of the VGP 2013 and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards. Currently Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, require mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Until new USCG regulations are final and enforceable, non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for all our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. Our vessel is equipped with a ballast water treatment system, which is subject to functionality monitoring and treated ballast water sampling and analysis, in compliance with the requirements stipulated in EPA VGP 2013.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses relating to increased monitoring and verification services. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on 1 March 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

Similarly to the EU, the UK adopted its own UK MRV (Monitoring, Reporting and Verification) scheme applicable to all vessels over 5,000 gross tonnage on voyages between UK and non-European Economic Area (EEA) ports and vice versa, between UK ports, and at berth in a UK port.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which is due to commence in 2024 and which is to apply to all ships above a gross tonnage of 5000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2024-2026. “Shipping companies” (defined to include the ship owner or the entity that contractually assumes responsibility for compliance with ETS) will have to surrender allowances for 40% of their emissions in 2025 for the year 2024; 70% in 2026 for the year 2025; and 100% in 2027 for the year 2026. It is intended that the polluter pays principle is applied by way of the ETS costs clause. The EU has mandated Member States to introduce national laws which enable the ship owners to pass on the costs of ETS allowances to the actual commercial users/operators of the ships. Also, the cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the MRV system is also being revised such that the scope of ships to be monitored will now extend to those that are 400GT and more. The reason for this is because the ETS will apply to ships that are between 400GT and 5000GT from circa 2027. the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. Whilst the ETS final form was agreed in December 2022 and only the publication of the legal text remains outstanding, FuelEU Maritime proposal is still being negotiated and a final draft are expected soon.

The UK is also considering extending the UK ETS to maritime transport however more concrete proposals are expected in a year or so.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines.  Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.

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

International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tonnage or over and are either engaged in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006 and its amendments.

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

As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions.  The Revised MARPOL Annex VI entered into force on November 1. 2022.  The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support implementation of the amendments.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered.  The EPA held a public hearing in January 2023 on the proposal and anticipates issuing a final rule by the end of 2023.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate will be  refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore and our Fleet Manager; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us. All the vessels in our fleet comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden, Arabian Sea area and the West Africa area including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly and negatively affect our business. Costs may be incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

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

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

C.	Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. Our significant wholly owned subsidiaries as of December 31, 2022 are listed in Exhibit 8.1 to this annual report on Form 20-F.

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

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5 – Operating and Financial Review and Prospects – A. Operating Results – Results of Operations for the Fiscal Years Ended December 31, 2020 and December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 15, 2022.

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

TCE Revenues / TCE Rates. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. The company’s calculation of TCE may not be similar to other method of calculation of other companies.

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

The following table sets forth our selected other operating data for the periods indicated.

	2018	2019	2020	2021	2022
FLEET DATA
Total number of vessels at end of period (including leased vessels)	8.0	12.0	6.0	7.0	8.0
Average number of vessels(1)	7.3	11.1	9.5	7.1	8.0
Total calendar days for fleet	2,670	4,055	3,483	2,583	2,912
Total available days for fleet	2,668	4,032	3,442	2,579	2,901
Total operating days for fleet	2,663	3,959	3,363	2,500	2,893
Total time charter days for fleet	2,663	3,884	3,363	2,500	2,893
Total spot (voyage) days for fleet	-	75	-	-	-
Fleet utilization	99.81%	98.17%	97.68%	96.93%	99.72%

	2018	2019	2020	2021	2022
AVERAGE DAILY RESULTS
Time charter equivalent(2)	$15,031	$16,233	$17,314	$22,020	$27,310
Vessel operating expenses(3)	$5,552	$5,619	$6,037	$6,070	$6,397
General and administrative expenses(4)	$2,620	$427	$555	$752	$555

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

(4)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2018	2019	2020	2021	2022
On a consolidated basis
Total Revenues	$41,048	$66,088	$60,222	$56,367	$80,656
Less:
Voyage expenses	(1,020)	(3,038)	(1,994)	(1,317)	(1,648)
Time charter equivalent revenues	$40,028	$63,050	$58,228	$55,050	$79,008
Total operating days	2,663	3,884	3,363	2,500	2,893

Average Daily Time Charter Equivalent (TCE)	$15,031	$16,233	$17,314	$22,020	$27,310

EBITDA*

U.S. dollars in thousands	2018	2019	2020	2021	2022
EBITDA	$4,792	$15,563	$11,278	$23,284	$46,554

*Non-US GAAP Measures

This report describes Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-US GAAP” measure). We define EBITDA as earnings before interest, taxes, depreciation and amortization.

EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength.

EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net (Loss)/Income, the most directly comparable U.S. GAAP measure.

Reconciliation of Net (Loss) / Income to EBITDA

(Expressed in thousands of U.S. Dollars)	2018	2019	2020	2021	2022
Net (loss)/income	(11,129)	(14,773)	(22,818)	8,616	18,948

Add: Vessel depreciation	6,389	12,392	13,174	7,670	13,289
Add: Interest and finance costs	9,662	18,077	20,956	6,998	14,365
Less: Interest income	(130)	(133)	(34)	-	(48)
EBITDA	4,792	15,563	11,278	23,284	46,554

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

As of the date of this annual report, we have bareboat chartered-in one product/chemical tanker, one Suezmax tanker and two VLCC tankers under our SLB arrangements which are accounted as financing and two suezmax crude oil tankers which are accounted as an operating lease. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

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

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this could lead to inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.  Inflation, however, has indirectly led to the increase in the base lending costs of our loans, which are based on LIBOR and which has increased from 0.10% in January 2022 to 4.78% in December 2022, that has materially affected our results from operation and cash flow particularly towards the end of the year (please see “ITEM 11. Quantitative and qualitative disclosures about market risk -Interest rate risk” for a sensitivity analysis the increase in interest rates).

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

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and periods of charter hire for our tankers;
•	utilization of our tankers (earnings efficiency);
•	levels of our tanker’s operating expenses and dry-docking costs;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND 2022

The following table depicts changes in the results of operations for 2022 compared to 2021.

(Expressed in thousands of U.S. Dollars)	Year Ended December 31,		change
	2021	2022	YE22 v YE21
			$	%
Total charter revenues	56,367	80,656	24,289	43%
Voyage expenses	1,317	1,648	331	25%
Operating lease Expense	10,840	10,840	-	0%
Vessel operating expenses	15,679	18,628	2,949	19%
Dry-docking costs	361	-	(361)	-100%
Vessel depreciation	7,670	13,289	5,619	73%
Management fees-related parties	2,596	2,093	(503)	-19%
General and administrative expenses	1,943	1,617	(326)	-17%
Loss on sale of vessels	-	(78)	(78)	-
Vessels Impairment charge	1,160	-	(1,160)	-100%
Operating income	14,801	32,619	17,818	120%
Interest and finance costs	(6,998)	(14,365)	(7,367)	105%
(Loss)/Gain on financial instruments	66	-	(66)	-100%
Interest income	-	48	48	-
Equity gain in unconsolidated joint ventures	747	646	(101)	-14%
Total other expenses, net	(6,185)	(13,671)	(7,486)	121%
Net income	8,616	18,948	10,332	120%

Year on Year Comparison of Operating Results

1.	Revenues

During the year ended December 31, 2022, Revenues increased by $24.3 million, or 43%, compared to the same period in 2021. This increase in revenue was due to the increase in the number of vessels (since during the year ended December 31, 2022 we employed on average 8.0 vessels, whilst in the same period of 2021 we employed on average 7.1 vessels) and due to the increase in TCE rate from $22,020 in 2021 to $27,310 in 2022 that was due to the employment of larger vessels when compared to 2021.

2.	Voyage expenses

During the year ended December 31, 2022, Voyage expenses increased by $0.3 million, or 25%, compared to the same period in 2021. Since the majority of voyage expenses consist of brokerage commissions expressed as a percentage of revenue the increase in voyage expenses is mainly due to the increase of the TCE rate by 24% between the two periods.

3.	Vessel operating expenses

During the year ended December 31, 2022, Vessel operating expenses increased by $2.9 million, or 19%, compared to the same period in 2021 mainly due to the employment of larger vessels and due to the increase in average vessels employed in 2022 compared to 2021 ($6,070 per day average operating expenses in 2021 for 7.1 average vessels compared to $6,397 per day in 2022 for 8.0 average vessels).

4.	Vessel depreciation

During the year ended December 31, 2022, Vessel depreciation increased by $5.6 million, or 73%, compared to the same period in 2021 mainly due to the employment of larger vessels and due to the increase in average vessels employed in 2022 compared to 2021. Indicatively the annual depreciation of M/T Marina Del Ray which is a 50,000 dwt MR product tanker is $1.35 million, compared to $3.18 million for M/T Julius Caesar, which is a 300,000 dwt VLCC tanker.

5.	Management fees—related parties

During the year ended December 31, 2022, management fees to related parties decreased by $0.5 million, or 19%, compared to the same period in 2021. This decrease was mainly due to a $0.8 million reduction in sale and purchase commissions as per our management agreement with Central Shipping Inc (“CSI”), offset by a $0.3 million increase in management fees relating to the increase in the size of our fleet over the two comparable periods.

6.	Interest and Finance Costs

During the year ended December 31, 2022, interest and finance costs increased by $7.4 million, or 105%, compared to the same period in 2021 mainly due to:

•
an increase of $5.5 million in interest costs mainly due to the net increase in senior loan balances, since in 2022 we entered into three new credit facilities for M/T’s Eco Oceano CA, Julius Caesar, Legio X Equestris (the “2022 Credit Facilities”) for an aggregate $156.2 million in the first quarter of the year and in the same quarter prepaid two credit facilities of $54.2 million. The increase in interest costs was also due to the fact that the variable interest rate of our credit facilities (LIBOR) increased in 2022 from 0.10% in January to 4.74% in December while in the same period of 2021 LIBOR ranged from 0.08% to 0.11%.

•
an increase of $1.7 million in amortization of deferred financing fees mainly due to the fact that in 2022 we accelerated the amortization of $1.9 million of unamortized balances of deferred financing fees relating to the sale of M/T Eco Los Angeles and M/T Eco City of Angels and the prepayment of Central Mare Unsecured Bridge Loan and we incurred $0.4 million in amortization of deferred financing fees for the 2022 Credit Facilities. These were offset by the absence in 2022 of $0.5 million of accelerated amortization of deferred financing fees incurred in 2021 that related to the credit facility of M/T Nord Valiant that was sold in September 2021.

•	an increase of $0.2 million of other financial costs, mainly relating to the increase of the number of vessels in our fleet.

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Note 2 to our consolidated financial statements included herein we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. However, we would not impair those vessels’ carrying value under our accounting impairment policy due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Furthermore, since during the year ended December 31, 2021 tanker values slightly increased and during the year ended December 31, 2022 tanker values have materially increased there was not need to follow through with an undiscounted cash flows analysis due to the absence of impairment indication for all the vessels of our fleet..

As of December 31, 2022, we believe that the basic charter-free market values of our owned operating vessels are higher than the vessels carrying value by approximately 35.5%.

Our estimates of basic charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on the estimated market values for the vessels received from third-party independent shipbrokers approved by our financing providers. Vessel values are highly volatile. Accordingly, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.

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

As of December 31, 2022, we had an indebtedness of $233.7 million, which after excluding unamortized financing fees and debt discounts amounts to a total indebtedness of $240.6 million. Finally, as of December 31, 2022, our cash and cash equivalent balances amounted to $24.5 million, held in U.S. Dollar accounts, $4.0 million of which are classified as restricted cash.

As of the date of this annual report our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance.

Working Capital Requirements and Sources of Capital

As of December 31, 2022, we had a working capital deficit (current assets less current liabilities) of $9.3 million.

Our operating cash flow, provided that LIBOR expectations for 2023 remain as they are as of the date of this annual report, is expected to slightly decrease when compared to the same period in 2022, since all our owned vessels except for M/T Marina del Rey have loans with fluctuating interest rates leading to materially increased interest costs (please see “ITEM 11. Quantitative and qualitative disclosures about market risk -Interest rate risk” for a sensitivity analysis the increase in interest rates).

Cash Flow Information

Cash and cash equivalents and restricted cash were $6.4 million and $24.5 million as of December 31, 2021 and 2022 respectively.

Net Cash from Operating Activities.

Net cash provided by operating activities increased by $17.3 million, or 108%, for 2022 to $33.4 million, compared to $16.1 million for 2021.

Adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2022 totaled $24.3 million. This consisted mainly of $13.3 million of depreciation expenses, $8.6 million of amortization of right of use assets from operating leases and $2.5 million of amortization and write offs of deferred financing costs, offset by $0.1 million of gains on sale of vessels. The cash inflow from operations was offset by a $8.8 million decrease in current liabilities and a $1.0 million increase in current assets.

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

Net Cash from Investing Activities.

Net cash used in investing activities in the period ended December 31, 2022 was $142.7 million, consisting of $216.7 million of cash paid for advances for vessels under construction, offset by $71.7 million net proceeds from sale of vessels and $2.3 million of return of investments in unconsolidated joint ventures.

Net cash used in investing activities in the period ended December 31, 2021 was $76.7 million, consisting of $115.6 million of cash paid for advances for vessels under construction, offset by $35.9 million net proceeds from sale and exchange of vessels and $3.0 million of return of investments in unconsolidated joint ventures.

Net Cash from Financing Activities.

Net cash provided by financing activities in the period ended December 31, 2022 was $127.4 million, consisting of $165.2 million of proceeds from long term and related party debt, $47.6 million of proceeds from issuance of Series F Shares, $21.1 million of proceeds from issuance of our common stock net of equity issuance costs and $4.6 of proceeds from warrant exercises, net of fees. These were offset by $77.9 million of principal payments and prepayments of long term and related party debt, $16.2 million of payments for Series F Shares redemptions, $13.4 million payments of dividends for Series F and E Shares and $3.6 million payments of financing costs.

Net cash provided by financing activities in the period ended December 31, 2021 was $43.6 million, consisting of $74.8 million of proceeds from long term debt, offset by $28.3 million of principal payments and prepayments of debt, $1.8 million payments of dividends for Series E Shares and $1.1 million payments of financing costs.

Please see Item 5. “Operating and Financial Review and Prospects—A. Operating Results” in our Annual Report on Form 20-F, filed on April 15, 2022 where the 2021 cash flow information may be found.

Debt Facilities

For a more complete description of debt facilities entered into in the period ended December 31, 2022 as well as for a description of debt facilities entered before the period ended December 31, 2022 please see “Item 18. Financial Statements—Note 7—Debt.”.

Central Mare Unsecured Bridge Loan

On January 5, 2022 we entered into an unsecured credit facility for up to $20 million with an affiliate of Mr. Evangelos J. Pistiolis in order to finance part of the shipbuilding cost of our two VLCC newbuildings. A total of $9 million had been drawn down. The facility maturity was December 31, 2022. The principal terms of the loan included an arrangement fee of 2%, interest of 12% per annum and a commitment fee of 1.00% on the undrawn part of the facility. The facility was fully repaid and terminated on March 4, 2022 from proceeds from the sale of the M/T Eco Los Angeles.

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

2nd AVIC Sale and Leaseback

On March 2, 2022 we entered into an SLB with AVIC, for our newbuilding vessel Eco Oceano Ca (Hull No. 871). Consummation of the SLB took place on March 4, 2022. Following the sale, we have bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 40 consecutive quarterly installments of $0.68 million and a balloon payment of $21.2 million payable together with the last installment, plus interest based on the three months LIBOR plus 3.50%. As part of this transaction, we have continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option will be exercised and at the end of the ten year period we have an obligation to buy back the vessel at a cost represented by the balloon payment. The obligations of our subsidiary as charterer are secured by, among other things, an assignment of the vessel’s insurances and earnings and any sub-charters of the vessel, and a pledge of the charterer’s earnings account.

Covenant Compliance

As of December 31, 2022, we were in compliance with all covenants with respect to our bank loans and sale and leaseback agreements. The fair value of debt outstanding on December 31, 2022, after excluding unamortized financing fees and debt discounts, amounted to $238.9 million when valuing the Cargill SLB on the basis of the Commercial Interest Reference Rates as applicable on December 31, 2022.

Operating Leases

On December 1 and December 10, 2020, we sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air, respectively, to a unaffiliated third party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. We do not have any option nor obligation to buy back the vessels. The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. Part of these covenants is a requirement to maintain a minimum liquidity of $4 million at all times which is certified bi-annually. As of December 31, 2022, we were in compliance with all covenants of the Navigare Lease.

Please see “Item 18. Financial Statements—Note 6—Leases.” for more detailed information.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2022, the BDTI reached a high of 2,496 and a low of 679 while the BCTI reached a high of 2,143 and a low of 543. Historically and even more so since the start of the financial crisis in 2008 the performance of the BDTI and the BCTI have been characterized by high volatility.

Meanwhile, the war in Ukraine has amplified the volatility in the tanker market. In the short term, the effect of the invasion of Ukraine has been positive for the tanker market, yet the overall longer term effect on ton-mile demand is uncertain given that cargoes exported previously from Russia will need to be substituted by cargoes from different sources due to the oil and oil products embargo enacted by the United States, the European Union and the United Kingdom.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the tanker freight market was positive, despite the short-term volatility in charter rates and increases on specific items of operating costs. If these conditions are sustained, the longer-term net impact on the tanker market and our business would be difficult to predict. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future.

Since its outbreak in late 2019, the COVID-19 pandemic has caused severe global disruptions and may continue to affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. We assess that the tanker charter rates have been volatile as a result of COVID-19. Over time, the incidence of COVID-19 and its variants has diminished although periodic spikes in incidence occur. Consequently, restrictions imposed by various governmental health organizations may change over time. Several countries have lifted restrictions only to reimpose such restrictions as the number of cases rise and new variants arise. Although the Chinese government removed its zero-COVID-19 policy in December 2022, and after easing the lockdown restrictions nationwide. China is now facing a sudden surge in COVID-19 cases. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may have an adverse impact on the tanker industry.

Inflation has had a moderate impact on our vessel operating expenses and corporate overheads, hence management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this could put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn. Inflation, however, has indirectly led to the increase in the base lending costs of our loans, which are based on LIBOR and which has increased from 0.10% in January 2022 to 4.78% in December 2022, that has materially affected our results from operation and cash flow particularly towards the end of the year (please see “ITEM 11. Quantitative and qualitative disclosures about market risk—Interest rate risk” for a sensitivity analysis of an increase in interest rates).

For further discussion of industry trends, refer to industry disclosure under “Item 4. Information on the Company—B. Business Overview.”

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

In 2021 tanker values slightly increased and in 2022 they increased materially and as a result in both years the charter-free market value of each vessel of our fleet was higher than its carrying amount. As such we had no indicators of potential impairment and did not perform the undiscounted cash flow test for any vessel of our fleet.

In December 2021 we classified two product tankers, M/T Eco Los Angeles and M/T Eco City of Angels as held for sale and since their fair value less costs to sell exceeded their carrying amount the Company did not incur any impairment charges. The vessels were sold on February 28 and March 15, 2022 respectively to unaffiliated third parties for a total consideration of $73 million.

Also see “Item 18. Financial Statements—Note 2— Significant Accounting Policies”.]

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Members of our Board of Directors are elected annually on a staggered basis and each director elected holds office for a three-year term.

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	50	Director, President, Chief Executive Officer
Alexandros Tsirikos	49	Director, Chief Financial Officer
Konstantinos Patis	49	Chief Technical Officer
Vangelis G. Ikonomou	58	Chief Operating Officer
Konstantinos Karelas	50	Independent Non-Executive Director
Stavros Emmanuel	80	Independent Non-Executive Director
Paolo Javarone	49	Independent Non-Executive Director

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

Stavros Emmanuel has served on our Board of Directors since December 31, 2017 and has been member of the Audit Committee since December 2018. Captain Stavros Emmanuel has 47 years of experience in the shipping industry and expertise in operation and chartering matters. He obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropyrgos, Greece and earned a Master Mariners degree in 1971. He has worked in various management capacities at Compass United Maritime and Primal Tankers Inc. From 2004 to 2009 he was our Chief Operating Officer. Since leaving us, Captain Stavros Emmanuel has been an independent advisor to various shipping companies.

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

On September 1, 2010, we entered into separate agreements with Central Mare, pursuant to which Central Mare furnishes our four executive officers as described below. During the fiscal year ended December 31, 2022, we paid to the members of our senior management and to our directors aggregate compensation of $0.4 million. We do not have a retirement plan for our officers or directors and we did not issue any stock options or other securities to them as part of compensation for the fiscal year ended December 31, 2022.

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

Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have two executive directors and three independent non-executive directors. The terms of our Class II directors, Paolo Javarone and Konstantinos Karelas, expires at the annual general meeting of shareholders in 2024. The term of our Class III director, Alexandros Tsirikos, expires at the annual general meeting of shareholders in 2025. The terms of our Class I directors, Stavros Emmanuel and Evangelos J. Pistiolis expires at the annual general meeting of shareholders in 2023.

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

We have no direct employees, while our four executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2020, 2021 and 2022, we employed 136, 146, and 170 sea-going employees, indirectly through our Fleet Manager.

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

Name and Address of Beneficial Owner	Number of Shares Owned	Percentage of Class	Percentage of Total Voting Power
Lax Trust (1)	100,000 Series D Preferred Shares (2)	100%
	13,452 Series E Preferred Shares	100%	65.9%
Three Sororibus Trust of Cyprus (1)	3,834,082 Series F Preferred Shares	100%	22.3%
Executive officers, directors and key employees	5,000 Common Stock	0.02%	0.0%

(1)
The above information is derived, in part, from the Schedule 13D/A filed with the SEC on March 3, 2023. The Lax Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. Three Sororibus Trust of Cyprus is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis. The business address of Three Sororibus Trust of Cyprus is 31 Kitiou Kyprianou, 3036, Limassol, Cyprus. The above percentage of total voting power is based on 172,138,908 eligible votes, which is calculated by taking the sum of (i) 20,346,091 common shares outstanding (one vote per common share held), (ii) 100,000,000 votes carried by the outstanding Series D Preferred Shares (1,000 votes per Series D Preferred Share held), (iii) 13,452,000 votes carried by the outstanding Series E Preferred Shares (1,000 votes per Series E Preferred Share held) and (iv) 38,340,817 votes carried by the outstanding Series F Preferred Shares (10 votes per Series F Preferred Share held). As of March 28, 2023, the 13,452 Series E Preferred Shares held by Family Trading may be converted to 21,696,774 common shares.

(2)
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

As of March 27, 2023, we had five shareholders of record, which were located in the United States and held an aggregate of 20,346,091 our common shares, representing 100% of our outstanding common shares. However, one of the U.S. shareholder of record is Cede & Co., which held 20,346,091 of our common shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2020, 2021 and 2022 are $0.3 million per year.

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

Pursuant to the CSI Letter Agreement, as well as the CSI Management Agreements concluded between CSI and our vessel-owning subsidiaries, we pay a management fee of $600 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the CSI Management Agreements provide for payment to CSI of: (i) $546 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of our newbuilding vessels while the vessels are under construction, for which we pay CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

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

The fees charged by and expenses relating to CSI for the years ended December 31, 2020, 2021 and 2022 were $12.3 million, $5.7 million and $4.9 million respectively. For the years ended December 31, 2020, 2021 and 2022, CSI also charged us newbuilding supervision related pass-through costs amounting to $1.0, $1.2 and $0.2 million respectively.

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

(d) Vessel Acquisitions from affiliated entities

From January 8, 2021 to September 8, 2021 we entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis. As of December 31, 2022, we don’t owe anything to the previous owners of the newbuilding vessels. For more information on these vessel acquisitions please see “Item 18. Financial Statements—Note 1— Basis of Presentation and General Information.” and “Item 4. Information On The Company - A. History and Development of the Company.”

(e) Charter Parties with Central Tankers Chartering

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

On January 6, 2021 we acquired a shipowning company from an entity affiliated with Mr. Evangelos J. Pistiolis that owned M/T Eco Oceano CA which was party to a time charter, with Central Tankers Chartering Inc, for a firm duration of five years at a gross daily rate of $32,450, with two optional years at $33,950 and $35,450 at Central Tankers Chartering’s option. The time charter commenced on the date of delivery. As of December 31, 2022, there were no amounts due to Central Tankers Chartering. On February 22, 2022 we amended the previously agreed time charter with Central Tankers Chartering and increased its firm period from five years to 15 years and reduced the daily rate from $32,450 to $24,500. This transaction was approved by a special committee of our Board of Directors (the “Special Committee”), of which all of the directors were independent, after obtaining a fairness opinion from an independent financial advisor.

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

(g) Issuance of Series F Preferred Shares

On January 17, 2022, we entered into a stock purchase agreement with Africanus Inc., an affiliate of our CEO for the sale of up to 7,560,759 Series F Non-Convertible Perpetual Preferred Shares, par value $0.01, in exchange for (i) the assumption by Africanus Inc. of an amount of $48.0 million of shipbuilding costs for vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of our remaining payment obligations relating to the acquisition in September 8, 2021 of an additional 65% ownership interest in the newbuilding contracts for its two VLCCs, in an amount of up to $27.6 million. A total of 7,200,000 Series F Preferred Shares were issued. On July 8, 2022, we redeemed 865,558 of our Series F Preferred Shares for an aggregate amount of approximately $10.4 million, payable in cash. On December 30, 2022, we redeemed 483,694 of our Series F Preferred Shares for an aggregate amount of approximately $5.8 million, payable in cash. On January 13, 2023, we redeemed 1,000,000 of our Series F Preferred Shares for an aggregate amount of approximately $12.0 million, payable in cash. On March 6,2023, we redeemed 1,016,667 of our Series F Preferred Shares for an aggregate amount of approximately $12.2 million, payable in cash. Following completion of the redemptions, as of the date hereof, 3,834,082 of the Company’s Series F Preferred Shares remain issued and outstanding. In December 2022, 100% of Africanus Inc shares were transferred to Three Sororibus Trust of Cyprus, which is an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis.

(h) Central Mare Bridge Loan

On January 5, 2022 we entered into an unsecured credit facility for up to $20 million with an affiliate of Mr. Evangelos J. Pistiolis in order to finance part of the shipbuilding cost of our two VLCC newbuildings. A total of $9 million was drawn down. The facility maturity was December 31, 2022. The principal terms of the loan included an arrangement fee of 2%, interest of 12% per annum and a commitment fee of 1.00% on the undrawn part of the facility. The facility was fully repaid and terminated on March 4, 2022 from proceeds from the sale of the M/T Eco Los Angeles.

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

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 20,346,091 shares were issued and outstanding as of the date of this annual report and 20,000,000 preferred shares with par value of $0.01, of which 100,000 Series D Preferred Shares, 13,452 Series E Preferred Shares, and 3,834,082 Series F Preferred Shares were issued and outstanding as of the date of this annual report. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

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

Maturity. The Series D Preferred Shares shall expire and all outstanding Series D shares shall be redeemed by us for par value on the date that any financing facility with any financial institution, which requires that any member of the family of Mr. Evangelos J. Pistiolis maintains a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of our issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable. Currently the SLB with AVIC, CMBFL and Navigare, as well as the senior secured loan with ABN Amro and Alpha Bank have similar provisions that are satisfied via the existence of the Series D Shares.

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

The Series E Preferred Shares have the following characteristics:

Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into the Issuer’s Common Shares at the conversion rate then in effect. Each Series E Preferred Share is convertible into the number of the Issuer’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) $10,000, (ii) 80% of the lowest daily VWAP of the Issuer’s Common Shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Issuer’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Issuer’s Common Shares in any transaction from the date of the issuance the Series E Perpetual Preferred Stock onwards, but in no event will the Series E Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. Finally, the Series E Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock combinations, reclassifications or similar events affecting the Common Shares.

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

Description of Series F Preferred Shares

On January 17, 2022, we entered into a stock purchase agreement with Africanus Inc., owned by Three Sororibus Trust of Cyprus, an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis, for the sale of up to 7,560,759 Series F Non-Convertible Perpetual Preferred Shares, par value $0.01, in exchange for (i) the assumption by Africanus Inc. of an amount of $48.0 million of shipbuilding costs for vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of our remaining payment obligations relating to the acquisition in September 8, 2021 of an additional 65% ownership interest in the newbuilding contracts for its two VLCCs, in an amount of up to $27.6 million.

A total of 7,200,000 Series F Preferred Shares were issued. On July 8, 2022, we redeemed 865,558 of our Series F Preferred Shares for an aggregate amount of approximately $10.4 million, payable in cash. On December 30, 2022, we redeemed 483,694 of our Series F Preferred Shares for an aggregate amount of approximately $5.8 million, payable in cash. On January 13, 2023, we redeemed 1,000,000 of our Series F Preferred Shares for an aggregate amount of approximately $12.0 million, payable in cash. On March 6, 2023, we redeemed 1,016,667 of our Series F Preferred Shares for an aggregate amount of approximately $12.2 million, payable in cash. Following completion of the redemptions, as of the date hereof, 3,834,082 of the Company’s Series F Preferred Shares remain issued and outstanding.

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

Description of June 2022 Warrants and October 2022 Warrants

On June 3, 2022, we entered into a securities purchase agreement with a single unaffiliated institutional investor to purchase approximately $7.2 million of our common shares (or pre-funded warrants in lieu thereof) in a registered direct offering and warrants to purchase common shares in a concurrent private placement (the “June 2022 Warrants”). On June 7, 2022, we issued 235,000 of our common shares and 480,150 pre-funded warrants in the registered direct offering, and 14,303,000 June 2022 Warrants to purchase 715,150 common shares in the concurrent private placement for a purchase price of $10.00 per common share and June 2022 Warrant and $9.9980 per pre-funded warrant and June 2022 Warrant.

On October 10, 2022, we entered into a warrant exercise inducement letter agreement (“Inducement Letter”) with an accredited investor that was an existing holder of the June 2022 Warrants, wherein the investor agreed to exercise all of the June 2022 Warrants at an exercise price reduced from $10.00 per share to $6.75 per share, in consideration for the issuance of new warrants (the “October 2022 Warrants”) to purchase up to an aggregate of 1,072,725 common shares for a purchase price of $6.75 per common share. The net proceeds of the exercise of the June 2022 Warrants to the Company, after deducting estimated expenses and fees, were approximately $4.5 million.

The following description of the characteristics of the October 2022 Warrants is a summary and does not purport to be complete and is qualified by reference to the Form of Common Stock Purchase Warrant attached as an exhibit to the our Report on Form 6-K filed with the SEC on October 11, 2022.

Exercisability. The October 2022 Warrants are exercisable at any time after their original issuance and June 7, 2027. The October 2022 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the October 2022 Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the October 2022 Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. No fractional common shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of our common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the October 2022 Warrants.

Exercise Price. The exercise price per whole common share purchasable upon exercise of the October 2022 Warrants is $6.75 per share. The exercise price is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Transferability. Subject to compliance with any applicable securities laws and the additional conditions set forth in the October 2022 Warrants certificate, the October 2022 Warrants and all rights hereunder are transferable, in whole or in part, upon surrender of the October 2022 Warrants at our principal office or our designated agent, together with a written assignment of the October 2022 Warrants substantially in the form attached thereto duly executed by the holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer.

Fundamental Transactions. In the event of a fundamental transaction, as described in the October 2022 Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the October 2022 Warrants will be entitled to receive upon exercise of the October 2022 Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the October 2022 Warrants immediately prior to such fundamental transaction.

Rights as a Shareholder. Except as otherwise provided in the October 2022 Warrants or by virtue of such holder’s ownership of our common shares, the holder of a October 2022 Warrants does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the warrant.

Governing Law. The October 2022 Warrants and the October 2022 Warrants Agreement are governed by New York law.

Description of Class C Warrants

On December 6, 2022, we closed a public offering of 6,750,000 units, each consisting of one of our common shares and one Class C Warrant, at a price of $2.00 per unit. The gross proceeds of the offering to us, before discounts and commissions and estimated offering expenses, were approximately $13.5 million.

The following description of the characteristics of the Class C Warrants is a summary and does not purport to be complete and is qualified by reference to the Form of Class C Common Stock Purchase Warrant and the Warrant Agency Agreement attached as exhibits to the our Report on Form 6-K filed with the SEC on December 14, 2022.

Exercisability. The Class C Warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The Class C Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the Class C Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the Class C Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. No fractional common shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Class C Warrants.

Exercise Price. The exercise price per whole common share purchasable upon exercise of the Class C Warrants was $2.00 per share. The exercise price is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our shareholders. On February 14, 2023 we entered into a securities purchase agreement with several institutional investors as part of a registered direct equity offering, under which we reduced the exercise price per common share under the outstanding Class C Warrants to $1.35 per common share with all other terms remaining unchanged.

Transferability. The Class C Warrants and all rights hereunder are transferable, in whole or in part, upon surrender of the Class C Warrants at our principal office or our designated agent, together with a written assignment of the Class C Warrants substantially in the form attached thereto duly executed by the holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer.

Warrant Agent. The Class C Warrants are issued in registered form under the warrant agency agreement between American Stock Transfer & Trust Company, as warrant agent, and us.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Class C Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the Class C Warrants will be entitled to receive upon exercise of the Class C Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Class C Warrants immediately prior to such fundamental transaction.

Rights as a Shareholder. Except as otherwise provided in the Class C Warrants or by virtue of such holder’s ownership of our common shares, the holder of a Class C Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the warrant.

Governing Law. The Class C Warrants and the Class C Warrant Agreement are governed by New York law.

Description of February 2023 Warrants

On February 14, 2023, we entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase up to 10,045,185 units (the “Units”) each Unit consisting of (i) one common share, par value $0.01 per share (each, a “Common Share”) of the Company and (ii) one warrant to purchase one Common Share in a registered direct offering. On February 16, 2023, we issued 10,045,185 Common Shares and 10,045,185 warrants (the “February 2023 Warrants”) to purchase 10,045,185 common shares with an exercise price of $1.35 per common share.

The following description of the characteristics of the February 2023 Warrants is a summary and does not purport to be complete and is qualified by reference to the Form of Common Stock Purchase Warrant attached as an exhibit to the our Report on Form 6-K filed with the SEC on February 16, 2023.

Exercisability. The February 2023 Warrants are exercisable at any time after their original issuance and through February 16, 2028. The February 2023 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the February 2023 Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the February 2023 Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. No fractional common shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of our common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the February 2023 Warrants.

Exercise Price. The exercise price per whole common share purchasable upon exercise of the February 2023 Warrants is $1.35 per share. The exercise price is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Transferability. Subject to compliance with any applicable securities laws and the additional conditions set forth in the February 2023 Warrants certificate, the February 2023 Warrants and all rights hereunder are transferable, in whole or in part, upon surrender of the February 2023 Warrants at our principal office or our designated agent, together with a written assignment of the February 2023 Warrants substantially in the form attached thereto duly executed by the holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer.

Fundamental Transactions. In the event of a fundamental transaction, as described in the February 2023 Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the February 2023 Warrants will be entitled to receive upon exercise of the February 2023 Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the February 2023 Warrants immediately prior to such fundamental transaction.

Rights as a Shareholder. Except as otherwise provided in the February 2023 Warrants or by virtue of such holder’s ownership of our common shares, the holder of a February 2023 Warrants does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the warrant.

Governing Law. The February 2023 Warrants and the February 2023 Warrants Agreement are governed by New York law.

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

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates. Our Bylaws provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of us, including any such action arising under the Exchange Act or the Securities Act (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other of our employees or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our Bylaws to be inapplicable or unenforceable in such action. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Shareholders’ derivative actions, including those arising under the Exchange Act or Securities Act, are subject to our forum selection provision. To the extent that the exclusive forum provision would apply to restrict the courts in which our shareholders may bring claims arising under the Exchange Act or the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision.  Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. For more information regarding the risks connected to the forum selection provision in our Bylaws, see “Risk Factors—Risks Related to our Common Shares— We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.”

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

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the ownership and disposition of our common shares. The discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for the alternative minimum tax or the “base erosion and anti-avoidance” tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of the vote or value of our outstanding shares, may be subject to special rules. This discussion deals only with holders who own hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of common shares.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

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
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly Traded Test.”

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly-Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We believe that we satisfied the 50% Ownership Test for the taxable year 2022 and intend to take this position on our U.S. federal income tax return for the 2022 year.  This is a factual determination made on an annual basis, and no assurance can be given that we will satisfy the 50% Ownership Test in future taxable years.

In order to satisfy the Publicly-Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock that is traded, is and we anticipate will continue to be “primarily traded” on the Nasdaq Capital Market. The Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, did not constitute more than 50% of our outstanding shares by vote for the 2022 taxable year, and accordingly, we did not satisfy the listing threshold for the 2022 taxable year.

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

Distributions

Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

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

We believe that we were not a PFIC for our 2014 through 2022 taxable years, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2022 or 2023 taxable year, any dividends paid by us during 2023 will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

We believe that we were not a PFIC for our 2014 through 2022 taxable years because we had no bareboat chartered-out vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Interest Rate Risk

As of the date of this report we are exposed to interest rate risk in relation to our floating rate indebtedness (See “Item 18. Financial Statements—Note 7—Debt”). Furthermore we may be subject to additional market risks relating to changes in interest rates when we take on additional indebtedness. As of December 31, 2022, our total indebtedness excluding unamortized financing fees and debt discounts was $240.6 million, of which $25.2 million refer to the Cargill SLB facility, the interest rate of which does not fluctuate.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2022, a hypothetical one percentage point increase in the U.S. dollar LIBOR would increase our interest rate expense for 2023, on an annualized basis, by approximately $2.2 million.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2021, a hypothetical one percentage point increase in the U.S. dollar LIBOR would increase our interest rate expense for 2022, on an annualized basis, by approximately $0.7 million.

Foreign Exchange Rate Fluctuation

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2022, approximately 97.5% of our expenses were in U.S. Dollars, 2.1% were in Euro and approximately 0.4% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2022 and using as an average exchange rate of $1.0522 to €1, a 5% decrease in the exchange rate to $0.9996 to €1 would result in an expense saving of approximately $0.07 million. Since we have no revenues in Euros an inverse 5% change in the exchange rate would lead to an equivalent additional expense of the same amount.

Based on our total expenses for the year ended December 31, 2021 and using as an average exchange rate of $1.183 to €1, a 5% decrease in the exchange rate to $1.1239 to €1 would result in an expense saving of approximately $0.07 million. Since we have no revenues in Euros an inverse 5% change in the exchange rate would lead to an equivalent additional expense of the same amount.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days.

As of December 31, 2022, we had no accrued or unpaid dividends under our Series E Preferred Shares or Series F Preferred Shares.

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

Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our October 2022 Warrants, Class C Warrants, February 2023 Warrants, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares relative to the rights of holders of our common shares.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2022.

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

Based on this evaluation, the chief executive officer and chief financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2022.

c)	Attestation Report of the Registered Public Accounting Firm

This annual report does not contain an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm since under the SEC adopting release implementing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, companies that are non-accelerated filers are exempt from including auditor attestation reports in their Form 20-Fs.

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

Aggregate fees billed to us for the years ended December 2021 and 2022 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A. (PCAOB No.: 1163), an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of interim financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. For 2021 and 2022, no other non-audit, tax or other fees were charged.

U.S. dollars in thousands,	Year Ended
	2021	2022
Audit Fees	396.5	379.5

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

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 120- and 180-days’ advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19.	EXHIBITS

Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of TOP Ships Inc. (1)

1.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (2)

1.3	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 15, 2016 (3)

1.4	Certificate of Correction to the Third Amended and Restated Articles of Incorporation, dated February 14, 2017 (4)

1.5	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated May 10, 2017 (5)

1.6	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated June 22, 2017 (6)

1.7	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 2, 2017 (7)

1.8	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated October 5, 2017 (8)

1.9	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated March 23, 2018 (9)

1.10	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 21, 2019 (10)

1.11	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 7, 2020 (11)

1.12	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated September 22, 2022*

1.13	Amended and Restated By-Laws of the Company (12)

1.14	Amendment No. 1 to the Amended and Restated By-Laws (13)

2.1	Form of Share Certificate (14)

2.2	Form of Common Stock Purchase Warrant (15)

2.3	Form of Class C Common Stock Purchase Warrant (16)

2.4	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of TOP Ships Inc. (17)

2.5	Statement of Designations, Preferences and Rights of the Series D Preferred Stock of TOP Ships Inc. (18)

2.6	Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock of TOP Ships Inc. (19)

2.7	Statement of Designations of Rights, Preferences and Privileges of Series E Perpetual Convertible Preferred Stock of TOP Ships Inc. (20)

2.8	Statement of Designations of Rights, Preferences and Privileges of Series F Perpetual Preferred Stock of TOP Ships Inc. (21)

2.9	Description of Securities*

4.1	TOP Ships Inc. 2015 Stock Incentive Plan (22)

4.2	Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (23)

4.3	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Technical Officer (24)

4.4	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Executive Vice-President and Chairman (25)

4.5	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of President and Chief Executive Officer (26)

4.6	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Financial Officer (27)

4.7	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull 8242 (renamed Eco Marina Del Rey) (28)

4.8	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S874 (TBN Eco Bel Air) (29)

4.9	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S875 (TBN Eco Beverly Hills) (30)

4.10	Fifth Amendment to the Agreement for Provision of Personnel, dated January 1, 2019, between Top Ships Inc. and Central Mare Inc. (31)

4.11	Letter Agreement from Central Shipping Inc. to Top Ships Inc. dated as of January 1, 2019, in respect of provision of management services (32)

4.12
Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $37,660,000, dated March 12, 2020, by and among Alpha Bank A.E., California 19 Inc. and California 20 Inc., in relation to the M/T Eco Yosemite Park and M/T Eco Joshua Park (33)

4.13
First Supplemental Agreement in relation to the Loan Agreement dated March 12, 2020, by and among Alpha Bank S.A, California 19 Inc., California 20 Inc., Central Mare Inc. and Top Ships Inc., in relation to the M/T Eco Yosemite Park and M/T Eco Joshua Park (34)

4.14	Corporate Guarantee, dated December 8, 2020, by and between Top Ships Inc. and Alpha Bank S.A., in respect of the obligations under the Loan Agreement dated March 12, 2020 (35)

4.15	Second Supplemental Agreement dated February 2, 2022, by and between Top Ships Inc. and Alpha Bank S.A., in respect of the obligations under the Loan Agreement dated March 12, 2020 (36)

4.16	Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 19 Inc. relating to the M/T Eco Yosemite Park (37)

4.17	Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 20 Inc. relating to the M/T Eco Joshua Park (38)

4.18	Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $38,000,000, dated May 6, 2021, by and among Alpha Bank S.A. and Athenean Empire Inc. in relation to the M/T Eco Malibu (39)

4.19	Guarantee dated as of November 23, 2021 between TOP Ships Inc., as guarantor, and Sea 268 Leasing Co. Limited, as owner, in respect of M/T Julius Caesar (40)

4.20	Bareboat Charter in respect of M/T Julius Caesar dated as of November 23, 2021 (41)

4.21	Guarantee dated as of November 23, 2021 between TOP Ships Inc., as guarantor, and Sea 269 Leasing Co. Limited, as owner, in respect of M/T Legio X Equestris (42)

4.22	Bareboat Charter in respect of M/T Legio X Equestris dated as of November 23, 2021 (43)

4.23	Stock Purchase Agreement dated January 17, 2022, by and between TOP Ships Inc. and Africanus Inc., in relation to M/T Eco Oceano CA, M/T Julius Caesar, and M/T Legio X Equestris (44)

4.24	Time Charter Party dated as of February 14, 2022 in respect of M/T Eco Bel Air (45)

4.25	Time Charter Party dated as of February 14, 2022 in respect of M/T Eco Beverly Hills (46)

4.26	Bareboat Charter in respect of M/T Eco Oceano CA, dated as of March 2, 2022 (47)

4.27	Form of Securities Purchase Agreement dated June 3, 2022 between Top Ships Inc. and certain purchasers thereto (48)

4.28	Form of Inducement Letter dated October 6, 2022 between Top Ships Inc. and the warrantholder thereto. (49)

4.29	Form of Securities Purchase Agreement dated December 4, 2022 between Top Ships Inc. and certain purchasers thereto (50)

4.30	Warrant Agency Agreement dated December 6, 2022 between Top Ships Inc. and American Stock Transfer & Trust Company, LLC (51)

8.1	List of subsidiaries of the Company *

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer *

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer *

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Consent of Independent Registered Accounting Firm *

101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2021 and 2022; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2020, 2021 and 2022; (iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2020, 2021 and 2022; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2021 and 2022; and (v) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

*Filed herewith

(1)	Incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed on June 24, 2011.
(2)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K, filed on April 18, 2014.
(3)	Incorporated by reference to Exhibit 1.3 of the Company’s Annual Report on Form 20-F, filed on April 26, 2016.
(4)	Incorporated by reference to Exhibit 1.4 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(5)	Incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(6)	Incorporated by reference to Exhibit 1.6 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(7)	Incorporated by reference to Exhibit 1.7 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(8)	Incorporated by reference to Exhibit 1.8 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.

(9)	Incorporated by reference to Exhibit 1.9 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(10)	Incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed on August 22, 2019.
(11)	Incorporated by reference to Exhibit 1.11 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(12)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K filed on March 9, 2007.
(13)	Incorporated by reference to Exhibit 1 of the Company’s Current Report on Form 6-K filed on November 28, 2014.
(14)	Incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F, filed on June 29, 2009.
(15)	Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on October 11, 2022.
(16)	Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 6-K, filed on December 14, 2022.
(17)	Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on September 22, 2016.
(18)	Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on May 8, 2017.
(19)	Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on February 21, 2017.
(20)	Incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed on April 1, 2019.
(21)	Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on December 4, 2020.
(22)	Incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F, filed on April 26, 2016.
(23)	Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on September 22, 2016.
(24)	Incorporated by reference to Exhibit 4.5 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(25)	Incorporated by reference to Exhibit 4.6 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(26)	Incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(27)	Incorporated by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F, filed on March 29, 2018.
(28)	Incorporated by reference to Exhibit 4.105 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.
(29)	Incorporated by reference to Exhibit 4.108 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.
(30)	Incorporated by reference to Exhibit 4.113 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.
(31)	Incorporated by reference to Exhibit 4.115 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.
(32)	Incorporated by reference to Exhibit 4.116 of the Company’s Annual Report on Form 20-F, filed on March 28, 2019.
(33)	Incorporated by reference to Exhibit 4.25 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(34)	Incorporated by reference to Exhibit 4.26 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(35)	Incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(36)	Incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F, filed on April 15, 2022.
(37)	Incorporated by reference to Exhibit 4.30 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(38)	Incorporated by reference to Exhibit 4.31 of the Company’s Annual Report on Form 20-F, filed on April 23, 2021.
(39)	Incorporated by reference to Exhibit 4.23 of the Company’s Annual Report on Form 20-F, filed on April 15, 2022.
(40)	Incorporated by reference to Exhibit 4.26 of the Company’s Annual Report on Form 20-F, filed on April 15, 2022.
(41)	Incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F, filed on April 15, 2022.
(42)	Incorporated by reference to Exhibit 4.28 of the Company’s Annual Report on Form 20-F, filed on April 15, 2022.
(43)	Incorporated by reference to Exhibit 4.29 of the Company’s Annual Report on Form 20-F, filed on April 15, 2022.
(44)	Incorporated by reference to Exhibit 99.3 of the Company’s Current Report on Form 6-K, filed on January 21, 2022.
(45)	Incorporated by reference to Exhibit 4.34 of the Company’s Annual Report on Form 20-F, filed on April 15, 2022.
(46)	Incorporated by reference to Exhibit 4.35 of the Company’s Annual Report on Form 20-F, filed on April 15, 2022.
(47)	Incorporated by reference to Exhibit 4.36 of the Company’s Annual Report on Form 20-F, filed on April 15, 2022.
(48)	Incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 6-K, filed on June 10, 2022.
(49)	Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 6-K, filed on October 11, 2022.
(50)	Incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 6-K, filed on December 14, 2022.
(51)	Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 6-K, filed on December 14, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: March 31, 2023	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Top Ships Inc.,

Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive (loss)/income, mezzanine and stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 31, 2023

We have served as the Company’s auditor since 2006.

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2021	2022
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	2,370	20,544
Trade accounts receivable	76	8
Prepayments and other	581	1,314
Inventories	671	1,026
Vessels held for sale (Note 4c)	71,636	-
Total current assets	75,334	22,892

FIXED ASSETS:

Advances for vessels under construction (Note 4a)	30,579	-
Vessels, net (Note 4b)	156,585	389,059
Right of use assets from operating leases (Note 6)	37,279	28,708
Other fixed assets, net	534	505
Total fixed assets	224,977	418,272

OTHER NON CURRENT ASSETS:

Restricted cash (Note 6 and 7)	4,000	4,000
Investments in unconsolidated joint ventures (Note 17)	24,477	22,173
Deposit asset (Note 19)	2,000	2,000
Total non-current assets	30,477	28,173

Total assets	330,788	469,337

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7)	7,205	12,344
Debt related to vessels held for sale (Note 7)	53,202	-
Due to related parties (Note 5)	29,755	237
Accounts payable	2,308	1,953
Accrued liabilities	1,145	2,061
Unearned revenue	3,658	7,030
Current portion of Operating lease liabilities (Note 6)	9,815	8,610
Total current liabilities	107,088	32,235

NON-CURRENT LIABILITIES:

Non-current portion of long term debt (Note 7)	90,163	221,370
Non-current portion of Operating lease liabilities (Note 6)	23,948	15,338
Other non-current liabilities	225	100
Vessel fair value participation liability (Note 7)	-	3,271
Total non-current liabilities	114,336	240,079

COMMITMENTS AND CONTINGENCIES (Note 8)	-	-

Total liabilities	221,424	272,314

MEZZANINE EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; 13,452 Series E Shares issued and outstanding at December 31, 2021 and 13,452 Series E Shares and 5,850,748 Series F Shares issued and outstanding at December 31, 2022 (Note 12)	-	59
Preferred stock, Paid-in capital in excess of par	16,142	86,292
Total mezzanine equity	16,142	86,351

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D Shares were outstanding at December 31, 2021 and 2022 (Note 9)	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 1,991,598 and 10,294,906 shares issued and outstanding at December 31, 2021 and 2022 (Note 9)	20	103
Additional paid-in capital	429,955	428,374
Accumulated deficit	(336,754)	(317,806)
Total stockholders’ equity	93,222	110,672

Total liabilities, mezzanine equity and stockholders’ equity	330,788	469,337

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2020	2021	2022
Revenues (including $0, $0 and $7,294 respectively, from related party) (Note 18 & 5)	60,222	56,367	80,656

EXPENSES:
Voyage expenses (including $761, $705 and $1,008 respectively, to related party) (Note 11)	1,994	1,317	1,648
Operating lease expense (Note 6)	755	10,840	10,840
Vessel operating expenses (including $60, $17 and $37 respectively, to related party) (Note 11)	21,024	15,679	18,628
Dry-docking costs	356	361	-
Vessel depreciation (Note 4b)	13,174	7,670	13,289
Management fees-related parties (Note 5)	5,627	2,596	2,093
General and administrative expenses (including $360, $360 and $360 respectively, to related party)(Note 5)	1,932	1,943	1,617
Other operating loss (Note 15)	4,800	-	-
Loss/(Gain) on sale of vessels (Note 6 and 19)	12,355	-	(78)
Impairment on vessels (Note 19)	-	1,160	-
Operating (loss)/ income	(1,795)	14,801	32,619

OTHER EXPENSES:
Interest and finance costs (including $0, $0 and $207 respectively, to related party) (Note 12)	(20,956)	(6,998)	(14,365)
(Loss)/Gain on derivative financial instruments (Note 14)	(814)	66	-
Interest income	34	-	48
Equity gain in unconsolidated joint ventures	713	747	646
Total other expenses, net	(21,023)	(6,185)	(13,671)

Net (loss)/income and comprehensive (loss)/income	(22,818)	8,616	18,948
Less: Deemed dividend for beneficial conversion feature of Series E Shares (Note 16)	(1,067)	(900)	-
Less: Deemed dividend equivalents on preferred shares related to redemption value (Note 16)	(3,099)	(437)	(14,400)
Less: Preferred shares dividend (Note 16)	(1,796)	(1,883)	(12,390)
Less: Deemed dividend on warrant inducement (Note 9)	-	-	(1,345)
Net (loss) / income attributable to common shareholders	(28,780)	5,396	(9,187)

(Loss) / Earnings per common share, basic and diluted (Note 10)	(24.48)	2.71	(3.03)

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Mezzanine Equity			Preferred Stock		Common Stock		Additional	Accumulated Deficit attributable	Other
	# of Shares	Par Value	Mezzanine Equity	# of Shares	Par Value	# of Shares*	Par Value*	Paid-In Capital*	to common stockholders	comprehensive loss	Total
BALANCE, December 31, 2019	15,724	-	18,083	100,000	1	17,391	-	411,586	(322,552)	(1,361)	87,674
Net loss									(22,818)		(22,818)
Stock-based compensation								(34)			(34)
Issuance of common stock pursuant to equity offerings (Note 9)						1,970,848	20	121,158			121,178
Cashless exercises of Class A Warrants (Note 9)						3,360	-	-			-
Issuance of Series E Shares (Note 16)	14,350		14,350								-
Deemed dividend equivalents on Series E Shares issued during the period related to redemption value			3,099					(3,099)			(3,099)
Redemptions of Series E Shares (Note 16)	(21,364)		(24,569)								-
Reversal of costs related to equity offerings								235			235
Excess of consideration over carrying value of acquired assets (Note 1)								(62,000)			(62,000)
Dividends of Series E shares (Note 16)	2,554		2,554					(1,796)			(1,796)
Beneficial conversion feature related to the issuance of Series E Shares			(1,067)					1,067			1,067
Deemed dividend related to beneficial conversion feature of Series E Shares			1,067					(1,067)			(1,067)
Reversal of Other comprehensive loss (Note 14)										1,361	1,361
BALANCE, December 31, 2020	11,264	-	13,517	100,000	1	1,991,599	20	466,050	(345,370)	-	120,701
Net Income									8,616		8,616
Stock-based compensation								(34)			(34)
Issuance of Series E Shares (Note 16)	2,188	-	2,188								-
Deemed dividend equivalents on Series E Shares issued during the period related to redemption value			437					(437)			(437)
Dividends of Series E shares (Note 16)								(1,883)			(1,883)
Beneficial conversion feature related to the issuance of Series E Shares			(900)					900			900
Deemed dividend related to beneficial conversion feature of Series E Shares			900					(900)			(900)
Excess of consideration over carrying value of acquired assets (Note 1)								(33,741)			(33,741)
BALANCE, December 31, 2021	13,452	-	16,142	100,000	1	1,991,599	20	429,955	(336,754)	-	93,222
Net Income									18,948		18,948
Stock-based compensation								(16)			(16)
Redemption of fractional shares due to reverse stock split						(6,435)		(15)			(15)
Issuance of preferred shares (Note 16)	7,200,000	72	71,928								-
Deemed dividend of Series F shares related to redemption value			14,400					(14,400)			(14,400)
Dividends of preferred shares (Note 16)								(12,390)			(12,390)
Exercise of warrants, net of fees						715,150	7	4,529			4,536
Redemptions of preferred shares (Note 16)	(1,349,252)	(13)	(16,178)								-
Issuance of common stock pursuant to equity offerings, net						7,594,592	76	20,711			20,787
Deemed dividend on warrant inducement (Note 9)								(1,345)			(1,345)
Incremental fair value of the October 2022 Warrants (Note 9)								1,345			1,345
BALANCE, December 31, 2022	5,864,200	59	86,292	100,000	1	10,294,906	103	428,374	(317,806)	-	110,672

The accompanying notes are an integral part of these consolidated financial statements.

*Adjusted to reflect the reverse stock split effected in September 2022 (see Note 1)

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. Dollars)

	2020	2021	2022
Cash Flows from Operating Activities:
Net (loss) / income	(22,818)	8,616	18,948
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Vessel depreciation	13,174	7,670	13,289
Other fixed assets depreciation	36	14	4
Equity (gains) in unconsolidated joint ventures	(713)	(747)	(646)
Dividends from cumulative earnings of joint venture	-	1,524	646
Amortization and write off of deferred financing costs	6,311	840	2,522
Stock-based compensation expense	(34)	(34)	(16)
Change in fair value of derivative financial instruments	790	(66)	-
Amortization of Right of use assets from operating leases	543	7,943	8,571
Impairment on vessels	-	1,160	-
Loss/(Gain) on sale of other fixed assets	36	-	(15)
Loss/(Gain) on sale of vessels	12,355	-	(78)
(Increase)/Decrease in:
Trade accounts receivable	642	(76)	68
Inventories	334	(157)	(355)
Prepayments and other	(198)	323	(733)
Increase/(Decrease) in:
Due to related parties	2,097	(2,797)	(3,204)
Accounts payable	(2,083)	(123)	(82)
Other non-current liabilities	300	(75)	(125)
Accrued liabilities	(2,803)	(207)	1,068
Unearned revenue	(1,263)	1,584	3,372
Operating lease liabilities	(666)	(9,331)	(9,815)
Net Cash provided by Operating Activities	6,040	16,061	33,419

Cash Flows used in Investing Activities:
Advances for vessels under construction and capitalized expenses	(120,858)	(115,513)	(216,714)
Investments in unconsolidated joint ventures (2017 Joint Venture – see Note 17)	19,555	-	-
Investments in unconsolidated joint ventures (2020 Joint Venture – see Note 17)	(27,454)	-	-
Returns of investments in unconsolidated joint ventures (2020 Joint Venture – see Note 17)	-	2,976	2,304
Net proceeds from vessel sales	310,016	35,886	71,714
Net proceeds from sales of other fixed assets, net	35	-	40
Net Cash provided by/(used in) Investing Activities	181,294	(76,651)	(142,656)

Cash Flows from Financing Activities:
Proceeds from debt	60,200	74,800	156,201
Proceeds from related party debt	-	-	9,000
Principal payments and prepayments of related party debt	-	-	(9,000)
Principal payments and prepayments of debt	(269,621)	(28,313)	(68,893)
Redemption of preferred shares	(24,568)	-	(16,191)
Consideration paid in excess of purchase price over book value of vessels	(60,850)	-	-
Proceeds from issuance of common stock	129,660	-	22,718
Proceeds from warrant exercises, net of fees	-	-	4,556
Equity offering issuance costs	(8,868)	-	(1,671)
Payment of financing costs	(1,851)	(1,076)	(3,566)
Derivative financial instrument termination payments	(1,379)	-	-
Dividends of preferred shares	-	(1,779)	(13,358)
Proceeds from issuance of preferred shares (Note 16)	-	-	47,630
Redemption of fractional shares due to reverse stock split	-	-	(15)
Net Cash (used in)/ provided by Financing Activities	(177,277)	43,632	127,411

Net increase/(decrease) in cash and cash equivalents and restricted cash	10,057	(16,958)	18,174

Cash and cash equivalents and restricted cash at beginning of year	13,271	23,328	6,370

Cash and cash equivalents and restricted cash at end of the year	23,328	6,370	24,544

Cash breakdown
Cash and cash equivalents	19,328	2,370	20,544
Restricted cash, current	-	-	-
Restricted cash, non-current	4,000	4,000	4,000
SUPPLEMENTAL CASH FLOW INFORMATION

Capital expenditures included in Accounts payable/Accrued liabilities/Due to related parties	388	1,530	-
Interest paid, net of capitalized interest	18,309	7,412	11,161
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	23	151	-
Equity issuance costs and warrant related costs included in liabilities	-	-	280
Unpaid Excess of consideration over carrying value of acquired assets included in Due to Related Parties (Note 1)	1,150	27,562	-
Beneficial conversion feature of Series E perpetual convertible preferred stock (Note 16)	1,067	900	-
Settlement of related party debt, interest, finance fees, Excess consideration over acquired assets, capital expenditures and dividends with issuance of preferred shares (Note 16)	16,904	2,188	24,370
Dividends payable included in Due to related parties (Note 16)	864	968	-
Carrying value of net assets of companies acquired (Note 1)	-	8,933	-
Reversal of equity offering costs not payable	235	-	-
Prepaid rent of Navigare Lease included in initial measurement	2,006	-	-
Deemed dividend equivalents on preferred shares related to redemption value (Note 16)	2,253	437	14,400
Deemed dividend on warrant inducement (Note 9)	-	-	1,345

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

As of December 31, 2022, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements as well as intermediary companies that own shipowning companies that are 100% subsidiaries of the Company.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

Wholly owned Shipowning Companies (“SPC”) with vessels in operation during years ended December 31, 2020, 2021 and 2022		Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant	August 2016 (sold in 2021)
2	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
3	Santa Catalina Inc.	December 2018	Marshall Islands	M/T Eco Los Angeles	February 2020 (sold in 2022)
4	Santa Monica Marine Inc.	December 2018	Marshall Islands	M/T Eco City of Angels	February 2020 (sold in 2022)
5	Roman Empire Inc.	February 2020	Marshall Islands	Eco West Coast	March 2021
6	Athenean Empire Inc.	February, 2020	Marshall Islands	Eco Malibu	May 2021
7	Julius Caesar Inc.	May, 2020	Marshall Islands	Julius Caesar (Hull No. 3213)	January 2022
8	Legio X Inc.	December, 2020	Marshall Islands	Legio X Equestris (Hull No. 3214)	March 2022
9	Eco Oceano Ca Inc.	December, 2020	Marshall Islands	Eco Oceano Ca (Hull No. 871)	March 2022

As of December 31, 2020, 2021 and 2022, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	California 19 Inc.	May 2019	Marshall Islands	M/T Eco Yosemite Park	March 2020
2	California 20 Inc.	May 2019	Marshall Islands	M/T Eco Joshua Park	March 2020

On May 6, 2020, the Company acquired for $18,000 from a company affiliated with Mr. Evangelos J. Pistiolis a 100% ownership interest in three Marshall Island companies (the “MR Transaction”) that each had a newbuilding contract for the construction of one scrubber-fitted 50,000 dwt eco MR product/chemical tanker, under construction at that time in Hyundai Mipo shipyard in South Korea, with attached time charters. The vessels, M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) were scheduled to be delivered in the first quarter of 2021. Each of the three product tankers had time charters with Central Tankers Chartering Inc, a company affiliated with Mr. Evangelos J. Pistiolis, for a firm term of five years at a gross daily rate of $16,200, with a charterer’s option to extend for two additional years at $17,200 and $18,200, scheduled to commence upon delivery of each vessel. Of the consideration payable, $16,850 was paid in the year ended December 31, 2020 and the remaining $1,150 was due on the vessels’ delivery date and was included in Due to related parties in the consolidated balance sheets as of December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

On January 6, 2021 the Company sold to a related party affiliated with Mr. Evangelos J. Pistiolis (the “Buyer”) the three shipowning companies that owned M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) in exchange for:

●	$10,000 in cash
●

100% ownership in a Marshall Islands company that was party to a shipbuilding contract for a high specification scrubber fitted Suezmax Tanker at the time under construction at Hyundai Samho shipyard that was delivered in March 2022 (M/T Eco Oceano Ca - Hull No 871). The shipowning company is party to a time charter, starting from the vessel’s delivery, with Central Tankers Chartering, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, for a firm duration of five years at a gross daily rate of $32,450, with a charterer’s option to extend for two additional years at $33,950 and $35,450 (also see Note 5).

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

The Buyer remained the guarantor on the shipbuilding contracts towards the shipyard and in addition, the Buyer provided the Company with an option for a credit line up to 10% of the total shipbuilding cost at market terms, to be negotiated when the option is exercised, amounting to $23,815.

On September 8, 2021 the Company purchased from the Buyer for a consideration of $29,750 an additional 65% ownership interest in Julius Caesar Inc. - Hull No. 3213 and Legio X Inc. - Hull No. 3214 (the “VLCC Companies”). Following this transaction, the Company is the 100% owner of the VLCC Companies. The Buyer remained the guarantor on the shipbuilding contracts towards the shipyard and in addition the Buyer provided a financing option to the Company by remaining responsible to the shipyard for up to 20% of the shipbuilding cost per vessel (increased from 10%, as previously agreed on January 6, 2021,), at the option of the Company, to be exercised until each vessel’s delivery date.

Due to the abovementioned purchase of the remaining 65% of the VLCC Companies, which were initially accounted for as Investments in affiliates, the Company consolidates the VLCC Companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Each of the abovementioned transactions were approved by a special committee of the Company’s board of directors (the “Special Committee”), of which all of the directors were independent and for each transaction the Special Committee obtained a fairness opinion relating to the consideration of each transaction from an independent financial advisor. The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer.

The amount of the consideration given in excess of the historical carrying value of the net assets acquired is recognized as a reduction to the Company’s additional paid in capital and presented as Excess of consideration over the carrying value of acquired assets in the Company’s consolidated statement of stockholders’ equity for the twelve months ended December 31, 2020, 2021 and 2022 respectively. An analysis of the consideration paid is presented in the table below:

As of December 31,	2020	2021	2022
Consideration	62,000	29,750	-
Carrying value of net assets of companies sold	-	24,074	-
Less: Carrying value of net assets of companies acquired	-	(8,933)	-
Less: Consideration received in cash	-	(10,000)	-
Less: Settlement of related party payables	-	(1,150)	-
Excess of consideration over acquired assets	62,000	33,741	-

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions as a result of the war. With uncertainty remaining at high levels with regards to the global impact of the sanctions already announced to date and the possibility of additional sanctions as well as retaliation measures from Russia’s side that may follow in the period to come, it is difficult to accurately assess the exact impact on the Company. To date, no apparent consequences have been identified on the Company’s business, nor any specific implications on any of its existing counterparties, including clients, suppliers and lenders. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse effect the Company’s business, financial condition, results of operations and cash flows.

On March 11, 2020, the World Health Organization declared the coronavirus (“COVID-19”) outbreak a pandemic. In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the pandemic, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. During the years ended December 31, 2020 and 2021 the Company encountered certain prolonged delays embarking and disembarking crew onto the Company’s ships as a result of restrictions at ports placed by various countries due to COVID-19 resulting to an increase in off-hire days or approximately $487 and $519 respectively of reduction in revenue as well as a slight increase in operating expenses relating to crew as well as an increase in fuel expenses during off-hires in both periods. During the year ended December 31, 2022 such instances of increased off-hires and delays were greatly subsided.

The extent to which COVID-19 will impact the Company’s future results of operations and financial condition, including possible vessel impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the emergence of new virus variants and the additional actions to contain or treat its impact.

On September 23, 2022 the Company effected a 1-for-20 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company, or the floor price of the Company’s Series E Shares, or the number of votes of the Company’s Series D, E and F Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company’s warrants, exercise price of said warrants and conversion prices of the Company’s Series E Shares, in these consolidated financial statements have been retroactively adjusted to reflect this 1-for-20 reverse stock split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates mainly include impairment of vessels, vessel useful lives and residual values and fair values of derivative instruments. Actual results may differ from these estimates.

(c)	Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the statement of comprehensive (loss)/income.

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)	Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as minimum cash under the terms of a loan agreement, as restricted and these amounts are presented separately on the balance sheets. In the event original maturities are shorter than twelve months, such deposits are presented as current assets while if original maturities are longer than twelve months, such deposits are presented as non-current assets.

(f)	Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2021 and 2022 respectively.

(g)	Inventories: Inventories consist of lubricants and paints on board the vessels. Inventories are stated at the lower of cost and net realizable value. Cost, which consists of the purchase price, is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs and capitalized interest incurred during the construction of new building vessels, and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the consolidated statements of comprehensive (loss)/income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(i)	Impairment of Long-Lived Assets: The Company evaluates the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of the Company’s long lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans, declines in the fair market value of vessels and overall market conditions. If there are indications for impairment present, the Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, and the difference is recognized as an impairment loss. The impairment tests the Company conducted as of December 31, 2021 and 2022 showed that there are no impairment indications for any of the vessels held for use in the Company’s fleet.

(j)	Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, of $300 per lightweight ton. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(k)	Long Lived Assets Held for Sale: The Company classifies vessels as being held for sale when the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset, (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(q)
Derivatives and Hedging, Hedge Accounting: The Company records every derivative instrument (including certain derivative instruments embedded in other contracts) on the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria are met.

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

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

(v)
Investments in unconsolidated joint ventures: The Company’s investments in unconsolidated joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in unconsolidated joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Consolidated Statements of comprehensive (loss)/income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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
Impairment of Right of use assets from operating leases: The Company evaluates its Right of use assets from operating leases for potential impairment when it determines a triggering event has occurred. When a triggering event has occurred, the Company performs a test of recoverability by comparing the expected undiscounted future cash flows (including expected residual values) over the remaining lease terms to the carrying value of the Right of use asset. If the test of recoverability identifies a possible impairment, the Right of use asset’s fair value is measured in accordance with the fair value measurement framework. An impairment charge is recognized for the amount by which the carrying value of the Right of use asset exceeds its estimated fair value and would be recorded in the Consolidated Statements of comprehensive (loss)/income. For the years ended December 31, 2020, 2021, and 2022 there was no impairment in the Company’s Right of use assets from operating leases.

(y)
Recent Accounting Pronouncements: In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. This ASU provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. It specifically addresses: (1) how an entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; (2) how an entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; and (3) how an entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. This ASU will be effective for all entities for fiscal years beginning after December 15, 2021. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. Early adoption is permitted, including adoption in an interim period. The Company adopted ASU 2021-04 as of January 1, 2022, and adoption did not have a material impact on the Company’s financial statements or disclosures.

On January 1, 2022 the Company adopted ASU 2020-06 and used the modified retrospective approach for all convertible debt instruments at the beginning of the period of adoption. The adoption of ASU 2020-06 at January 1, 2022 had no effect in the Company’s consolidated financial statements for the year ended December 31, 2022.

3.	Going Concern:

At December 31, 2022, the Company had a working capital deficit of $9,343 and for the year ended December 31, 2022 realized a net income of $18,948 and generated cash flow from operations of $33,419.

In the Company’s opinion, the Company will be able to finance its working capital deficit in the next 12 months with cash on hand and operational cash flow and hence the Company believes it has the ability to continue as a going concern and finance its obligations as they come due via cash from operations over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

4(a)	Advances for vessels acquisitions / under construction:

An analysis of Advances for vessels acquisitions / under construction is as follows:

Advances for vessels acquisitions / under construction
Balance, December 31, 2020	31,654
— Advances paid	119,656
— Capitalized expenses	5,915
— Transferred to Vessels, net	(126,646)
Balance, December 31, 2021	30,579
— Advances paid	213,429
— Capitalized expenses	1,755
— Transferred to Vessels, net	(245,763)
Balance, December 31, 2022	-

4(b)	Vessels, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	146,345	(10,053)	136,292
— Transferred from advances for vessels under construction	126,646	-	126,646
— Transferred to Assets held for sale	(76,959)	5,323	(71,636)
— Disposals (see Note 19)	(32,531)	5,484	(27,047)
— Depreciation	-	(7,670)	(7,670)
Balance, December 31, 2021	163,501	(6,916)	156,585
— Transferred from advances for vessels under construction	245,763	-	245,763
— Depreciation	-	(13,289)	(13,289)
Balance, December 31, 2022	409,264	(20,205)	389,059

In 2021 and 2022 the Company took delivery of the following vessels and hence advances paid and capitalized expenses relating to these vessels were transferred from Advances for vessels under construction to Vessels, net:

Vessel Name	Delivery Date	Yard Installments	Capitalized Expenses	Final Cost
M/T Eco West Coast	March 26, 2021	61,723	1,618	63,341
M/T Eco Malibu	May 11, 2021	61,722	1,583	63,305
Total 2021		123,445	3,201	126,646
M/T Julius Caesar	January 17, 2022	90,008	2,056	92,064
M/T Legio X Equestris	March 2, 2022	89,995	2,138	92,133
M/T Eco Oceano Ca.	March 4, 2022	60,250	1,316	61,566
Total 2022		240,253	5,510	245,763

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2022 title of ownership is held by the relevant lenders in respect of vessels with a carrying value of $270,029 to secure the relevant sale and lease back financing transactions and in the case of vessels financed via bank loans vessels with a carrying value of $119,030 have been mortgaged as security under their respective loan facilities (see Note 7).

4(c)	Vessels held for sale:

As of December 31, 2021, the M/T’s Eco Los Angeles and Eco City of Angels met the criteria to be classified as assets held for sale according to guidance in ASC 360. Consequently, the Company has treated the vessels as vessels held for sale. Since their fair value less costs to sell were higher than their carrying amount the Company did not incur any impairment charges. As of December 31, 2021, each of the M/T’s Eco Los Angeles and Eco City of Angels carrying amount is $35,818. The vessels were sold on February 28 and March 15, 2022 to unaffiliated third parties.

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

As of December 31, 2021 and 2022 the amounts due to Central Mare were $32 and $0 respectively and are presented in Due to related parties, on the consolidated balance sheets.

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year Ended December 31,
	2020	2021	2022	Presented in:
Executive officers and other personnel expenses	360	360	360	General and administrative expenses – Statement of comprehensive (loss)/income
Amortization of awarded shares*	(34)	(34)	(16)	Management fees – related parties – Statement of comprehensive (loss)/income
Total	326	326	344

*
As per the Company’s equity incentive plan, or the 2015 plan (null and void since due to the reverse stock splits of the Company’s stock the shares left to be vested are zero), the Company incurred an amortization gain of $34, $34 and $16 relating to the amortization of the original fair value of the equity incentive plan recognized at inception, for each of the years ended December 31, 2020, 2021 and 2022 respectively. The Company’s equity incentive plan ended on June 30, 2022.

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

Pursuant to the CSI Letter Agreement, as well as the Management Agreements concluded between CSI and the Company’s vessel-owning subsidiaries, the Company pays a management fee of $600 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the Management Agreements provide for payment to CSI of: (i) $546 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of the Company’s newbuilding vessels while the vessels are under construction, for which the Company pays CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

As of December 31, 2021 and 2022, the amounts due to CSI were $1,193 and $237 respectively and are presented in Due to related parties, on the consolidated balance sheets.

The fees charged by and expenses relating to CSI for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year Ended December 31,
	2020	2021	2022	Presented in:
Management fees	69	199	61	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	1,953	1,477	1,749	Management fees – related parties –Statement of comprehensive (loss)/ income
Supervision services fees	63	79	14	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	60	17	37	Vessel operating expenses –Statement of comprehensive (loss)/income
	198	255	129	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	330	360	360	Management fees – related parties –Statement of comprehensive (loss)/ income
Commission for sale and purchase of vessels	3,377	793		Management fees – related parties –Statement of comprehensive (loss)/ income
	3,971	-	730	Loss/(Gain) from vessel sales –Statement of comprehensive (loss)/income
	454	-		Capitalized in Investments in unconsolidated joint ventures –Balance sheet
	1,017	-		Capitalized in Right of use assets from operating leases – Balance Sheet
	-	264		Impairment on vessels – Statement of comprehensive (loss)/income
Newbuilding vessels monitoring fee	-	1,365	455	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Financing fees	-	150	312	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission on charter hire agreements	761	705	1,008	Voyage expenses - Statement of comprehensive (loss)/income
Total	12,253	5,664	4,855

For the years ended December 31, 2020, 2021 and 2022 CSI charged the Company newbuilding supervision related pass-through costs amounting to $967, $1,207 and $236 respectively, which are not included in the table above and are presented within Vessels, net / Advances  for vessels acquisitions / under construction in the Company’s consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(c) Issuance of Series E Shares:  On March 29, 2019 the Company entered into a stock purchase agreement with Family Trading Inc (“Family Trading”), a related party owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, pursuant to which the Company exchanged the outstanding principal, fees and interest of the Further Amended Family Trading Credit Facility with 27,129 Series E Shares (defined below, also see Note 16). For the year ended December 31, 2021 and 2022 the Company declared dividends of $1,883 and $2,046 respectively and accrued interest on unpaid dividends amounted to $0 and $30 for the same periods. As of December 31, 2021 and 2022, dividends due to Family Trading were $968 and $0 and are presented in Due to related parties, on the consolidated balance sheets.

(d) Vessel Acquisitions from affiliated entities: From February 20, 2020 to September 8, 2021 the Company entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis (see Notes 1 and 5). As of December 31, 2021 and 2022, the Company owes $27,562 and $0 respectively to the previous owners of the newbuilding vessels presented in Due to related parties in the consolidated balance sheets.

(e) Charter Party with Central Tankers Chartering Inc (“Central Tankers Chartering”): As part of the MR Transaction (see Note 1) Central Tankers Chartering was the charterer of the vessels M/T Eco Van Nuys, M/T Eco Santa Monica and M/T Eco Venice Beach. The time charters were for a firm period of five years at a daily rate of $16,200 with two optional years at daily rates of $17,200 and $18,200 at Central Tankers Chartering’s option and would have commenced upon each vessel’s delivery from the shipyard in the first quarter of 2021. The vessels M/T Eco Van Nuys, M/T Eco Santa Monica and M/T Eco Venice Beach were exchanged as part of the VLCC Transaction on January 6, 2021 (see Note 1). On January 6, 2021 the Company acquired a shipowning company from an entity affiliated with Mr. Evangelos J. Pistiolis that owned M/T Eco Oceano Ca which was party to a time charter, with CTC, for a firm duration of five years at a gross daily rate of $32,450, with two optional years at $33,950 and $35,450 at CTC’s option. On February 22, 2022 the Company amended the previously agreed time charter with CTC and increased its firm period from 5 years to 15 years and reduced the daily rate from $32,450 to $24,500. This amendment was approved by a committee of the Company’s board of directors, of which all of the directors were independent, after obtaining a fairness opinion from an independent financial advisor. The time charter commenced on the date of delivery. For the year ended December 31, 2022 the CTC charter generated $7,294 of revenue presented in Time charter revenues in the accompanying consolidated statements of comprehensive (loss)/income. As of December 31, 2021 and 2022, there are no amounts due to Central Tankers Chartering.

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

(g) Issuance of Series F Shares: On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Shares”, see Note 16). The issuance of the Series F Shares was approved by a committee of the Company’s board of directors, of which all of the directors were independent. In December 2022, 100% of Africanus Inc shares were transferred to Three Sororibus Trust of Cyprus, which is an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis. For the year ended December 31, 2022 the Company declared dividends of $10,344 and accrued interest on unpaid dividends amounted to $8 for the same period. As of December 31, 2022 there are no dividends due to Africanus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(h) Short term loan from Central Mare (“Central Mare Bridge Loan”): On January 5, 2022 the Company entered into an unsecured credit facility for up to $20,000 with Central Mare in order to finance part of the cost of its newbuilding program (see Note 7). Related party interest expense, commitment fees and arrangement fees for the year ended December 31, 2022 incurred in connection with this credit facility, amounted to $169, $18 and $400 respectively and are included in interest and finance costs in the accompanying consolidated statements of comprehensive (loss)/income. The Central Mare Bridge Loan was terminated on March 4, 2022 and as of December 31, 2022, there are no interest, arrangement fees nor commitment fees due to Central Mare.

6.	Leases

A. Lease arrangements, under which the Company acts as the lessee

Bareboat Chartered-in Vessels:

On December 1 and December 10, 2020, the Company sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air respectively to a third non-affiliated party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. The Company does not have any option nor obligation to buy back the vessels. The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. The Company must maintain a minimum liquidity of $4,000 at all times which is certified bi-annually. As of December 31, 2022, the Company complied with all covenants of the Navigare Lease.

The Company has treated the Navigare lease as an operating lease. An operating lease ROU asset amounting to $45,765 was recognized at the inception of the lease together with a lease liability of $43,759 based on the present value of lease payments over the lease term. The operating lease ROU asset also includes initial direct costs of $1,666 and deferred losses from the sale of the vessels of $340. The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 6.72% (same as the weighted average), which was the Company’s estimated incremental borrowing rate, that reflects the interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and similar economic environment. Losses from the sale of these two vessels and initial direct costs which were included in the respective ROU assets are amortized on a straight-line basis over the duration of the lease and are included in operating lease expense in the statement of consolidated (loss)/income. The cash paid for operating leases with original terms greater than 12 months was $12,228 and $12,083 for the years ended December 31, 2021 and 2022 respectively. The revenue generated from vessels under operating leases with original terms greater than 12 months was $17,887 and $ 17,625 for the years ended December 31, 2021 and 2022 respectively.

The Company’s future minimum operating lease payments required to be made after December 31, 2022, relating to the bareboat chartered-in vessels M/T Eco Beverly Hills and M/T Eco Bel Air are as follows:

Year ending December 31,	Bareboat charter lease payments
2023	10,220
2024	10,038
2025	6,777
Total	27,035
Less imputed interest	(3,087)
Total Lease Liability	23,948
Presented as follows:
Short-term lease liability	8,610
Long-term lease liability	15,338

The average remaining lease term on our chartered-in contracts greater than 12 months is 35.2 months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

At the lease’s inception, the carrying amounts of the M/T Eco Beverly Hills and M/T Eco Bel Air were less than the vessels fair value, as this was determined by a third party broker valuation. Hence in accordance with ASC 842-40-30-1 that stipulates that sale-and-leaseback transactions are accounted for at fair value, the Company recognized a loss on the sale and leaseback transactions of $10,688 included in Loss/(Gain) on sale of vessels in the Company’s consolidated statements of comprehensive (loss) / income.

B. Lease arrangements, under which the Company acts as the lessor

Charter agreements:

During the year ended December 31, 2022, the Company operated one vessel (M/T Marina Del Ray) under a time charter with Cargill International SA, another vessel (M/T Eco Oceano Ca) with Central Tankers Chartering Inc, two vessels (M/T Eco West Coast and M/T Eco Malibu) with Clearlake Shipping Pte Ltd and four vessels (M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Julius Caesar and M/T Legio X Equestris) under time charters with Trafigura Maritime Logistics Pte Ltd (“Trafigura”).

Future minimum time-charter receipts of the Company’s vessels in operation as of December 31, 2022, based on commitments relating to non-cancellable time charter contracts as of December 31, 2022, are as follows :

Year ending December 31,	Time Charter receipts
2023	81,772
2024	50,429
2025	19,362
2026	16,425
2027and thereafter	91,180
Total	259,168

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the dry-docking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

7.	Debt:

The amounts in the consolidated balance sheets are analyzed as follows (facility names defined below):

Bank / Vessel(s)	December 31,
	2021	2022
Total long term debt:
2nd ABN Facility (M/T Eco West Coast)	34,955	32,495
2nd Alpha Bank Facility (M/T Eco Malibu)	36,500	33,500
Cargill Facility (M/T Eco Marina Del Ray)	27,195	25,189
2nd CMBFL Facility (M/T Julius Caesar and M/T Legio X Equestris)	-	103,952
2nd AVIC Facility (M/T Eco Oceano Ca)	-	45,489
Total long term debt	98,650	240,625
Less: Deferred finance fees	(1,282)	(3,640)
Less: Debt discount relating to Vessel fair value participation liability	-	(3,271)
Total long term debt net of deferred finance fees	97,368	233,714

Presented:
Current portion of long term debt	7,205	12,344
Long term debt	90,163	221,370

Debt related to Vessels held for sale:
AVIC Facility (M/T Eco Los Angeles and M/T Eco City of Angels)	54,665	-
Less: Deferred finance fees	(1,463)	-
Debt related to Vessels held for sale net of deferred finance fees	53,202	-

Total Debt net of deferred finance fees	150,570	233,714

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

The facility is secured as follows:

●	First priority mortgage over M/T Eco West Coast;
●	Assignment of insurance and earnings of the mortgaged vessel;
●	Specific assignment of any time charters with duration of more than 12 months;
●	Corporate guarantee of the Company;
●	Pledge of the shares of the shipowning subsidiary;
●	Pledge over the earnings account of the vessel.

The facility bears interest at LIBOR plus a margin of 2.50%. The applicable LIBOR as of December 31, 2022 was approximately 4.73%.

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

The facility is secured as follows:

●	First priority mortgage over M/T Eco Malibu;
●	Assignment of insurance and earnings of the mortgaged vessel;
●	Specific assignment of any time charters with duration of more than 12 months;
●	Corporate guarantee of the Company;
●	Pledge of the shares of the shipowning subsidiary;
●	Pledge over the earnings account of the vessel.

The facility bears interest at LIBOR plus a margin of 3.00%. The applicable LIBOR as of December 31, 2022 was approximately 4.22%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

All the below SLBs are secured mainly by the following:

●	Ownership of the vessel financed;
●	Assignment of insurances and earnings of the vessel financed;
●	Specific assignment of any time charters of the vessel financed with duration of more than 12 months;
●	Corporate guarantee of Top Ships Inc.;
●	Pledge of the shares of the relative shipowning subsidiary;
●	Pledge over the earnings account of the vessel financed.

Cargill Facility

On June 29, 2018 the Company entered into a sale and leaseback agreement (“SLB”) and a five-year time charter with Cargill, a non-affiliated party, for its newbuilding vessel M/T Eco Marina Del Ray (Hull No 8242) delivered in March 2019. Consummation of the SLB took place on the vessel’s delivery date. Following the sale, the Company has bareboat chartered back the vessel at a bareboat hire rate of $8,600 per day and simultaneously the vessel commenced its five-year time charter with Cargill. As part of this transaction, the Company has the obligation to buy back the vessel at the end of the five-year period for $22,680. The gross proceeds from the sale were $32,387.

The Company had also entered into a fair value appreciation sharing agreement with Cargill whereby it would share with the latter 25% of the excess of the fair market value of the vessel over a predetermined amount amortized on a daily basis to the facility’s maturity when the vessel was sold or when the loan matured. As a result of Cargill’s entitlement to participate in the appreciation of the market value of the vessel and the significant increase in tankers’ fair values as of December 31, 2022 compared to December 31, 2021, the Company recognized a participation liability of $0 and $3,271 as of December 31, 2021 and 2022 respectively, presented in “Vessel fair value participation liability” in the consolidated balance sheets, with a corresponding debit to a debt discount account, presented contra to the loan balance, broken down to current and non-current long-term debt accordingly.

The SLB with Cargill is accounted for as a financing transaction, as control remains with the Company and the M/T Eco Marina Del Ray will continue to be recorded as an asset on the Company’s balance sheet. In addition, the Company has an obligation to repurchase the vessel.

Avic International Leasing Co., Ltd (“AVIC”) Facility

On September 30, 2019 the owning companies of the M/T Eco Los Angeles and M/T Eco City of Angels entered into an SLB with AVIC, a non-affiliated party, for their newbuilding vessels M/T Eco Los Angeles and M/T Eco City of Angels. Consummation of the SLB and drawdown of funds took place on the vessel’s delivery dates from the shipyard, namely on February 10 and February 17, 2020 respectively. Following the sale, the Company bareboat chartered back the vessels for a period of ten years at a bareboat hire rate of $9,435 for the first 5 years and $9,090 for the next 5 years per day per vessel, with a balloon installment of $11,288 for each vessel on the final charter hire date. As part of this transaction, the Company had continuous options, after the second year, to buy back the vessels at purchase prices stipulated in the bareboat agreement depending on when the option was exercised and at the end of the ten year period it had an obligation to buy back the vessels at a cost represented by the balloon payment. The gross proceeds from the sale amounted to $60,200 for both vessels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The SLB with AVIC contained a covenant requiring that there is no change of control of the Company, save with the prior written consent of AVIC.

The SLB with AVIC was accounted for as a financing transaction, as control would remain with the Company and the vessels would continue to be recorded as assets on the Company’s balance sheet. In addition, the Company had the obligation to repurchase the vessels.

On December 31, 2021 the Company classified the M/T Eco Los Angeles and M/T Eco City of Angels as Vessels held for sale (see Note 4c). Hence, the AVIC facility was also classified as short term in a separate balance sheet line from the other non-current portion of debt in the consolidated balance sheets.

On February 28 and March 15, 2022, the company exercised its purchase option on the M/T Eco Los Angeles and M/T Eco City of Angels respectively and purchased the vessels for $27,197 and $27,163 respectively. The vessels were sold on the same dates to unaffiliated third parties.

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

The facility contains customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including, (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $500 per delivered vessel owned/operated by the Company. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and change of control provisions whereby there may not be a change of control of the Company, save with the prior written consent of CMBFL. It also restricts the shipowning company from paying dividends if such a payment will result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•	Ownership of M/T’s Julius Caesar and Legio X Equestris;
•	Assignment of insurance and earnings of M/T’s Julius Caesar and Legio X Equestris;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of the Company;
•	Pledge of the shares of the relative shipowning subsidiaries;
•	Pledge over the earnings account of the vessels.

The applicable LIBOR as of December 31, 2022 was approximately 4.08% for the M/T Julius Caesar facility and 4.78% for the M/T Legio X Equestris facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

2nd AVIC Sale and Leaseback Facility

On March 2, 2022 the Company entered into a sale and leaseback facility (“SLB”) with AVIC (the “2nd AVIC Facility”), for $48,200 for the financing of the M/T Eco Oceano Ca. Consummation of the SLB took place on March 4, 2022. The Company has bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 40 consecutive quarterly installments of $678 and a balloon payment of $21,087 payable together with the last installment, plus interest based on LIBOR plus 3.50%.

As part of this transaction, the Company has continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option was exercised and at the end of the ten year period the Company has an obligation to buy back the vessel at a cost represented by the balloon payment.

The 2nd AVIC Facility is accounted for as a financing transaction, as control remains with the Company and M/T Eco Oceano Ca. will continue to be recorded as an asset on the Company’s balance sheet.

The facility contains customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including, (i) an asset cover ratio of 120%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $500 per delivered vessel owned/operated by the Company. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and change of control provisions whereby there may not be a change of control of the Company, save with the prior written consent of AVIC. It also restricts the shipowning company from paying dividends if such a payment will result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•	Ownership of M/T Eco Oceano Ca.;
•	Assignment of insurance and earnings of M/T Eco Oceano Ca.;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of the Company;
•	Pledge of the shares of the relative shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

The applicable LIBOR as of December 31, 2022 was approximately 4.72%.

Central Mare Bridge Loan

On January 5, 2022 the Company entered into an unsecured credit facility for up to $20,000 with Central Mare in order to finance part of the cost of its newbuilding program. The Central Mare Bridge Loan facility was repayable in cash via one single installment at maturity on December 31, 2022. On January 6, 2022 the Company drew down $9,000. The principal terms of the loan included an arrangement fee of 2%, fixed interest of 12% per annum and a commitment fee of 1% on the undrawn part of the facility. The facility was prepaid and subsequently terminated on March 4, 2022.

Scheduled Principal Repayments: The Company’s annual principal payments required to be made after December 31, 2022 on its loan obligations, are as follows (including the financings under sale and leaseback agreements):

Years
December 31, 2023	15,666
December 31, 2024	36,416
December 31, 2025	13,072
December 31, 2026	13,072
December 31, 2027 and thereafter	162,399
Total	240,625

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2022, the Company was in compliance with all debt covenants with respect to its loans and credit facilities. The fair value of debt outstanding on December 31, 2022, after excluding unamortized financing fees and debt discounts, amounted to $238,893 when valuing the Cargill Sale and Leaseback on the basis of the Commercial Interest Reference Rates (“CIRR”s) as applicable on December 31, 2022, which is considered to be a Level 2 item in accordance with the fair value hierarchy.

Financing Costs: The net additions in deferred financing costs amounted to $1,204 and $3,417 during the years ended December 31, 2021 and 2022 respectively.

8.	Commitments and Contingencies:

Legal proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. As part of the normal course of operations, the Company’s customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

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

Reverse stock split: On September 23, 2022 the Company effected a 1-for-20 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company, or the floor price of the Company’s Series E Shares, or the number of votes of the Company’s Series D, E and F Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company’s warrants, exercise price of said warrants and conversion prices of the Company’s Series E Shares, in these consolidated financial statements have been retroactively adjusted to reflect this 1-for-20 reverse stock split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Series D preferred shares: On May 8, 2017, the Company issued 100,000 shares of Series D preferred shares (the “Series D shares”) to Tankers Family Inc., a company controlled by Lax Trust for one thousand dollars ($1,000) pursuant to a stock purchase agreement. The Series D shares are not convertible into common shares and each Series D share has the voting power of 1,000 common shares. The Series D shares have no dividend or distribution rights and shall expire and all outstanding Series D shares shall be redeemed by the Company for par value on the date that any financing facility with any financial institution, which contain covenants that require that any member of the family of Mr. Evangelos J. Pistiolis maintain a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of the Company’s issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D shares shall not be otherwise redeemable and upon any liquidation, dissolution or winding up of the Company, the Series D shares shall have a liquidation preference of $0.01 per share. Currently the SLBs with CMBFL, AVIC Leasing, the Alpha Corporate Guarantee, the Navigare Lease and the ABN Amro and Alpha Bank facilities have similar provisions that are satisfied via the existence of the Series D Shares. As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis guaranteed the performance of the bareboat charters, under certain circumstances, and in exchange, the Company agreed to indemnify him for any losses suffered as a result of the guarantee provided and in addition, the Company has amended the Certificate of Designation governing the terms of the Series D Shares, to adjust the voting rights per share of Series D Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the total voting power of the Company, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by the Company’s Board of Directors, including all three independent directors.

Equity distribution agreement: On April 15, 2022, the Company, entered into an equity distribution agreement, or as they are commonly known, at-the-market offering (“ATM”), with Maxim Group LLC (“Maxim”). Under the ATM the Company could sell up to $19,700 of its common stock with Maxim acting as a sales agent. Since Maxim was acting solely as a sales agent, it had no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with this ATM. The Company terminated the ATM on October 6, 2022. The Company has received proceeds from the ATM (net of 2% fees), amounting to $2,025, issued 129,442 common shares and incurred $81 of expenses related to this equity distribution agreement.

Issuance of common stock and warrants as part of the June 2022 Registered Direct Offering: On June 3, 2022, the Company entered into a placement agency agreement with Maxim Group LLC relating to the sale of the Company’s securities, or the Placement Agent Agreement. Pursuant to the Placement Agent Agreement, the Company entered into a Securities Purchase Agreement, with an institutional investor (the “Investor”) in connection with a registered direct offering of an aggregate of 235,000 of the Company’s common shares at a public offering price of $10.00 per share, registered on the Company’s Registration Statement on Form F-3 (333-234281), or the Registered Offering. Concurrently with the Registered Offering and pursuant to the Purchase Agreement, the Company also commenced a private placement whereby the Company issued and sold 9,603,000 pre-funded warrants (“Pre-Funded Warrants”) to purchase up to 480,150 of the Company’s common shares at $10.00 per pre-funded warrant share and 14,303,000 warrants (or the “June 2022 Warrants”) to purchase up to 715,150 of the Company’s common shares. The Pre-Funded Warrants had an exercise price of $0.0020. All of the prefunded warrants were exercised from July to September 2022. The June 2022 Warrants had an exercise price per warrant share of $10.00 and expired five years after issuance. The June 2022 Registered Direct Offering resulted in gross proceeds of $7,151 before deducting placement agent fees, commissions and other offering expenses that amounted to $544.

Accounting Treatment of the June 2022 Warrants

The Company accounted for the June 2022 Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Accounting Treatment of the Pre-Funded Warrants

The Pre-Funded Warrants were classified as a component of permanent stockholders’ equity within additional paid-in capital and were recorded at the issuance date. The Pre-Funded Warrants are equity classified because they (i) are freestanding financial instruments that are legally detachable and separately exercisable from the equity instruments, (ii) are immediately exercisable, (iii) do not embody an obligation for the Company to repurchase its shares, (iv) permit the holders to receive a fixed number of shares of common stock upon exercise, (v) are indexed to the Company’s common stock and (vi) meet the equity classification criteria. In addition, such pre-funded warrants do not provide any guarantee of value or return.

Repricing of the June 2022 Warrants: On October 7, 2022 the Company entered into an agreement with the Investor holding 100% of the June 2022 Warrants to induce him to exercise all of his June 2022 Warrants at an exercise price reduced from $10.00 per warrant share to $6.75 per warrant share. In consideration for the immediate exercise of the June 2022 Warrants for cash that resulted in gross proceeds of $4,827 before related fees and commissions, the Investor received new warrants to purchase up to an aggregate of 1,072,725 common shares (the “October 2022 Warrants”) with identical terms as the June 2022 Warrants with the exception of the exercise price now set at $6.75.

The Company treated this warrant inducement agreement as a warrant modification and has recognized the incremental fair value of $1,345 of the October 2022 Warrants as a deemed dividend. As the Company is in an accumulated deficit position, the offsetting amount is recorded against additional paid-in-capital.

During the year ended December 31, 2022, no October 2022 Warrants were exercised.
Accounting Treatment of the October 2022 Warrants

The Company accounted for the October 2022 Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability.

Issuance of common stock and warrants as part of the December 2022 Public Equity Offering: On December 6, 2022, the Company closed a public offering of 6,750,000 units (the “December 2022 Public Equity Offering”), each consisting of one common share and one Class C warrant (a “Class C Warrant”), at a price of $2.00 per unit with Maxim Group LLC acting as a placement agent. Each Class C Warrant is immediately exercisable for one common share at an exercise price of $2.00 per share and expires five years after the issuance date. The December 2022 Public Equity Offering resulted in gross proceeds of $13,500 before deducting placement agent fees, commissions and other offering expenses that amounted to $1,104.
During the year ended December 31, 2022, no Class C Warrants were exercised.

Accounting Treatment of the Class C Warrants

The Company accounted for the June 2022 Class C Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Dividends to common stock holders: No dividends were paid to common stock holders in the years ended December 31, 2020, 2021 and 2022.

10.	(Loss)/Earnings Per Common Share:

All shares issued are included in the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted (loss) / earnings per share for the years ended December 2020, 2021 and 2022 are as follows:

	Year Ended December 31,
	2020	2021	2022
(Loss) / Net Income	(22,818)	8,616	18,948
Less: Deemed dividend for beneficial conversion feature of Series E Shares	(1,067)	(900)	-
Less: Deemed dividend equivalents on preferred shares related to redemption value	(3,099)	(437)	(14,400)
Less: Dividends of preferred shares	(1,796)	(1,883)	(12,390)
Less: Deemed dividend on warrant inducement	-	-	(1,345)
(Loss) / gain attributable to common shareholders	(28,780)	5,396	(9,187)

(Loss) /Earnings per share:
Weighted average common shares outstanding, basic and dilutive	1,175,874	1,991,599	3,033,785
(Loss) / earnings per share, basic and diluted	(24.48)	2.71	(3.03)

For the years ended December 31, 2020, 2021 and 2022, 38,514, 635,818 and 974,783 dilutive shares on an as-if converted basis relating to Series E Shares were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.

11.	Voyage and Vessel Operating Expenses:

The amounts in the consolidated statements of comprehensive (loss)/income are as follows:

Voyage Expenses	Year Ended December 31,
	2020	2021	2022
Port charges / other voyage expenses	1	-	-
Bunkers	659	165	80
Commissions (including $761, $705 and $1,008 respectively, to related party)	1,334	1,152	1,568
Total	1,994	1,317	1,648

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Vessel Operating Expenses	Year Ended December 31,
	2020	2021	2022
Crew wages and related costs	14,532	11,066	11,881
Insurance	1,194	1,026	1,577
Repairs and maintenance (including $60, $17 and $37 respectively, to related party)	1,259	747	1,592
Spares and consumable stores	3,861	2,530	3,339
Registration and taxes (Note 13)	178	310	239
Total	21,024	15,679	18,628

12.	Interest and Finance Costs:

The amounts in the consolidated statements of comprehensive (loss)/income are analyzed as follows:

Interest and Finance Costs	Year Ended December 31,
	2020	2021	2022
Interest on debt (including $-, $- and $207 respectively, to related party)	16,033	7,342	11,895
Bank charges and loan commitment fees	233	20	132
Amortization and write-off of financing fees	6,311	840	2,522
Total	22,577	8,202	14,549
Less interest capitalized	(1,621)	(1,204)	(184)
Total	20,956	6,998	14,365

13.	Income Taxes:

Marshall Islands and Greece does not impose a tax on international shipping income. Under the laws of Marshall Islands and Greece the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the consolidated statements of comprehensive (loss)/income.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

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

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

The Treasury Regulations also require that the Company’s stock be “regularly traded” on an established securities market. Under the Treasury Regulations, the Company’s stock will be considered to be “regularly traded” if one or more classes of the Company’s stock representing more than 50% of the Company’s outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which the Company refers to as the “listing threshold.” The Company’s common stock, which is listed on the Nasdaq Capital Market and is the Company’s only class of publicly-traded stock, did not constitute more than 50% of the Company’s outstanding shares by value for the 2021 taxable year, and accordingly, the Company didn’t satisfy the 50% Ownership Test for the 2021 taxable year and consequently the Company didn’t qualify for exemption from tax under Section 883 for the 2021 taxable year.

The Company for the 2021 taxable year was subject to an effective 2% United States federal tax on the U.S. source shipping income that is attributable to the transport of cargoes to or from the United States which is not considered an income tax. The amount of this tax for the year ended December 31, 2021 was $152 and it was recorded within “Vessel operating expenses” in the consolidated statements of comprehensive (loss)/income. For 2020 and for 2022 the Company qualified for the exemption from tax under Section 883.

14.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, prepaid expenses and other receivables and long term deposits. The principal financial liabilities of the Company consist of long-term loans, accounts payable due to suppliers, amounts due to related parties and accrued liabilities.

a)

Interest rate risk: The Company as of December 31, 2022 is subject to market risks relating to changes in interest rates, since all of its debt except the Cargill Facility is subject to floating interest rates.

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

The fair value of warrants was determined using the Black Scholes methodology and hence are considered Level 3 items in accordance with the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

On January 16 and January 21, 2020, as part of the prepayment of the ABN Facility, the Company unwound its two remaining interest rate swaps with ABN Amro bank and realized a loss of $405. On February 21, 2020, as part of the prepayment of the Alpha Bank Facility, the Company unwound its interest rate swap with Alpha bank and realized a loss of $927, being the last interest rate swap of the Company. In both cases the resulting losses included losses resulting from the discontinuation of hedge accounting applied that were transferred from Other comprehensive income to (Loss)/Gain on Derivative financial instruments in the consolidated statements of comprehensive (loss)/income.

The following table sets forth a summary of changes in fair value of the Company’s level 3 fair value measurements classified as liability for the year ended December 31, 2021. There were no instruments classified as liability subject to level 3 fair value measurements in the year ended December 31, 2022.

Closing balance – December 31, 2020	66
Change in fair value of Class B Warrants, included in (Loss)/Gain on derivative financial instruments in the consolidated statements of comprehensive (loss)/income	(66)
Closing balance – December 31, 2021	-

Location and amounts of derivative financial instruments fair values:

Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument losses in the statement of comprehensive (loss)/income are presented below:

	Amount of (loss)/gain recognized in Statement of comprehensive loss / (income) located in (Loss)/Gain on derivative financial instruments
	2020	2021	2022
Interest rate swaps- change in fair value	(1,332)	-	-
Interest rate swaps– realized gain/(loss)	(25)	-	-
Class B Warrants- change in fair value	543	66	-
Total	(814)	66	-

15.	Other operating loss

On January 15, January 21, March 9 and October 20, 2020 the Company terminated the time charters of M/T Eco Fleet, M/T Stenaweco Elegance, M/T Eco Palm Desert and M/T Eco California and incurred time charter termination fees amounting to $500, $1,850, $1,700 and $750 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

16.	Mezzanine Equity

SERIES E PREFERRED SHARES

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

Each holder of Series E Shares, at any time, has the right, subject to certain conditions, to convert all or any portion of the Series E Shares then held by such holder into the Company’s common shares at the conversion rate then in effect. Each Series E Share is convertible into the number of the Company’s common shares equal to the quotient of one thousand dollars ($1,000) plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) $10,000, (ii) 80% of the lowest daily VWAP of the Company’s common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company’s common shares in any transaction from the date of the issuance the Series E Shares onwards, but in no event will the Series E Conversion Price be less than the floor price (currently at $0.60). The floor price is adjusted (decreased) in case of splits or subdivisions of the Company’s outstanding shares and is not adjusted in case of reverse stock splits or combinations of the Company’s outstanding shares. The holders of each Series E Share are entitled to the voting power of one thousand (1,000) common shares of the Company. Upon any liquidation, dissolution or winding up of the Company, the holders of Series E Shares shall be entitled to receive the net assets of the Company pari-passu with the common shareholders. Furthermore the Company at its option shall have the right to redeem a portion or all of the outstanding Series E Shares. The Company shall pay an amount equal to one thousand dollars ($1,000) per each Series E Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Series E Shares (collectively referred to as the “Redemption Amount”).

The Series E Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance. Finally, the holders of outstanding Series E Shares shall be entitled to receive, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date, being June 30, 2019 in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Shares computed on the basis of a 365-day year and the actual days elapsed. Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends will not be payable in cash, if such payment violates any provision of any senior secured facility that the Company has entered or (as the case may be) will enter into, or any senior secured facility for which the Company has provided or (as the case may be) will provide a guarantee, for as long as such provisions, if any, remain in effect.

The Company determined that the Series E shares were more akin to equity than debt and that the above identified conversion feature, subject to adjustments, was clearly and closely related to the host instrument, and accordingly bifurcation and classification of the conversion feature as a derivative liability was not required. Given that the Series D and Series E preferred stock’s holder (Lax Trust) controls a majority of the Company votes, the preferred equity is in essence redeemable at the option of the holder and hence has been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials”.

On February 17, 2020, the Company issued 16,004 Series E Shares to Family Trading, as settlement of $14,350 of consideration then outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from Mr. Evangelos J. Pistiolis, $1,621 of Series E Share dividends of the second half of 2019 and $32 of accrued interest on unpaid dividends from 2019. On September 8, 2021 the Company issued 2,188 Series E Shares to Family Trading, as partial settlement for $2,188 of the consideration payable for the VLCC Transaction (see Note 1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

At each issuance of Series E Shares, the Company recognizes the beneficial conversion feature by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company’s common stock per share on the commitment date, to additional paid-in capital. As the Company is in an accumulated deficit position, the offsetting amount is amortized as a deemed dividend recorded against additional paid-in-capital. During the years ended December 31, 2020 and 2021, pursuant to issuances of Series E Shares, the Company recognized the beneficial conversion feature to additional paid-in capital, resulting in a discount of $1,067 and $900 respectively on the Series E Shares which has been recognized as a deemed dividend.

During the year ended December 31, 2020, but before March 29, 2020, the Company redeemed 21,364 Series E Shares and paid a total of $24,569 to Family Trading, $3,204 of which refers to the 15% redemption premium. During the years ended December 31, 2021 and 2022 the Company didn’t redeem any Series E Shares.

As of December 31, 2022, upon conversion at the Series E Shares Conversion Price ($0.88) of 13,452 Series E Shares outstanding, Family Trading would receive 15,286,364 common shares.

After March 29, 2020 as per the original Series E Shares Statement of Designations all redemptions of Series E Shares will incur a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed instead of fifteen percent (15%). As of December 31, 2020 and 2021, the Company adjusted the carrying value of the Series E Shares to the maximum redemption amount, resulting in an increase of $2,253 and $437 respectively, which have been accounted as deemed dividend. No such adjustment took place in the year ended December 31, 2022 as no Series E Shares were issued during 2022.

During the years ended December 31, 2020, 2021 and 2022 the Company declared $1,796, $1,883 and $2,046 of dividends to the Series E Shares holder.

SERIES F PREFERRED SHARES

On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis  for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Shares”), in exchange for (i) the assumption by Africanus Inc. of an amount of $47,630 of shipbuilding costs for its newbuilding vessels M/T Eco Oceano Ca (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of the Company’s remaining payment obligations relating to the VLCC Transaction, in an amount of up to $27,978. From January 17 to March 16, 2022 we issued a total of 7,200,000 Series F Shares have been issued, to cover $47,630 of shipbuilding costs in connection with the deliveries of M/T Julius Caesar, M/T Legio X Equestris and M/T Eco Oceano Ca and as a consideration for the settlement of $24,370 of Due to related parties. From July 5 to December 31, 2022 the Company redeemed a total of 1,349,252 Series F Shares for $16,191.

The holders of Series F Shares are entitled to the voting power of ten of the Company’s common shares per Series F Preferred Shares. Upon any liquidation, dissolution or winding up of the Company, the holders of Series F Preferred Shares shall be entitled to receive the net assets of the Company pari passu with the Company’s common shares. The Series F Shares shall not be subject to redemption in cash at the option of the holders and only the Company at its option shall have the right to redeem a portion or all of the outstanding Series F Shares at an amount equal to $10 (ten) per Series F Share redeemed (the “Liquidation Amount”), plus a redemption premium of 20% of the Liquidation Amount. The Series F Shares include a mandatory redemption provision tied to minimum voting requirements for the Company’s major shareholders, including affiliates of the CEO, pursuant to which if such minimum voting rights fall below 50% the Company is obliged to redeem the full amount of the then outstanding Series F Shares at a redemption premium of 40%. The holders of outstanding Series F Shares are entitled to receive semi-annual dividends payable in cash at a rate of 13.5% per year of the Liquidation Amount of the then outstanding Series F Shares. Accrued but unpaid dividends shall bear interest at 13.5%. In addition, a one-time cash dividend equal to 4.0% of the Liquidation Amount is payable following each issuance of Series F Preferred Perpetual Shares. Finally, the Series F Preferred Perpetual Shares are not convertible into the Company’s common shares under any circumstances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Company determined that the Series F shares were more akin to equity than debt and hence they have been classified in Mezzanine equity. As of March 16, 2022 (the date of the last series F Shares issuance), the Company adjusted the carrying value of the Series F Shares to the maximum redemption amount ($86,400), resulting in an increase of $14,400, which has been accounted as deemed dividend.

During the year ended December 31, 2022 the Company declared $10,344 of dividends to the Series F Shares holder.

17.	Investments in unconsolidated joint ventures

2017 Joint Venture

During the year ended December 31, 2019 the Company recorded its proportionate share of City of Athens and Eco Nine’s other comprehensive losses of $391 as a decrease to the Company’s Investments in unconsolidated joint ventures, with a corresponding increase in other comprehensive loss, in accordance with ASC 323-10-35-18. In December 2019, the Company wrote down its Investments in the 2017 Joint Venture to their fair value less costs to sell, resulting in an impairment charge of $3,144, pursuant to the Joint Ventures’ plan to sell the vessels. Their fair value was based on a market approach, which was determined using the purchase consideration in the sale agreements with buyers for the vessels of the joint venture companies.

The Joint Venture’s vessels, the M/T Holmby Hills and the M/T Palm Springs were sold on March 26 and April 17, 2020 respectively. During the year ended December 31, 2020, the Company recognized a loss on the sale of its Investments in unconsolidated joint ventures amounting to $64, which is included in Equity gains in unconsolidated joint ventures (attributed to the 2017 Joint Venture) in the Company’s consolidated statements of comprehensive (loss)/income. Net proceeds from the sale of the 2017 Joint Venture amounted to $19,555. The two companies that owned the vessels (City of Athens Pte. Ltd. and Eco Nine Pte. Ltd.) were dissolved in 2022.

New 2020 Joint Venture

On April 24, 2020 the Company acquired from a company affiliated with Mr. Evangelos J. Pistiolis, or the MR Seller, a 50% interest in two vessel owning companies (California 19 Inc. and California 20 Inc.) that owned two scrubber-fitted 50,000 dwt eco MR product tankers, M/T Eco Yosemite Park and M/T Eco Joshua Park respectively for $27,000, representing the Company’s share of interest in the fair value of the net assets acquired. Both vessels were delivered in March 2020 to the MR Seller from Hyundai Mipo shipyard of South Korea. The MR Seller had already entered into two joint venture agreements, for the two vessels, each with an equal ownership interest of 50%, with Just-C Limited, a wholly owned subsidiary of Gunvor Group Ltd (the other 50% owner). The abovementioned acquisition was approved by a special committee of the Company’s board of directors (the “JV Special Committee”), of which all of the directors were independent and for which the JV Special Committee obtained a fairness opinion relating to the consideration of the transaction from an independent financial advisor. Sale and purchase commissions due to CSI related to these investments amounting to $454 were accounted for as part of the investment.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

The Company’s exposure is limited to its share of the net assets of California 19 Inc. and California 20 Inc., proportionate to its 50% equity interest in these companies. Generally, the Company will share the profits and losses, cash flows and other matters relating to its investments in California 19 Inc. and California 20 Inc. in accordance with its ownership percentage. The vessels are managed by CSI, pursuant to management agreements. The Company accounts for investments in joint ventures using the equity method since it has joint control over the investment.

California 19 Inc. and California 20 Inc. made the following disbursements to the Company in 2020, 2021 and 2022:

	December 31, 2020		December 31, 2021		December 31, 2022
	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.
Total disbursements	-	-	2,359	2,141	1,475	1,475

Recognition of Gains in unconsolidated joint ventures for the 2020 Joint Venture for the years ended December 31, 2020, 2021 and 2022 are summarized below:

	December 31, 2020		December 31, 2021		December 31, 2022
	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.
Net profit attributable to the Company	652	670	880	684	725	738
Amortization of Basis Differences	(272)	(273)	(408)	(409)	(408)	(409)
Equity gains in unconsolidated joint ventures (attributed to the 2020 Joint Venture)	380	397	472	275	317	329

18.	Revenues

Revenues are comprised of the following:

	2020	2021	2022
Time charter revenues	60,222	56,367	73,362
Time charter revenues from related parties (Note 5)	-	-	7,294
Total	60,222	56,367	80,656

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Company typically enters into time charters for periods ranging between three to fifteen years and includes a charterer’s option to renew for a further two one-year periods at predetermined daily rates. Due to the volatility of the charter rates, the Company only accounts for the options when the charterer gives notice that the option will be exercised. In a time charter contract, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. The charterer has the full discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful or non-hazardous cargo. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The charterer generally pays the charter hire in advance of the upcoming contract period.

As of December 31, 2022, all of the Company’s vessels are employed under time charters.

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

The net proceeds from the abovementioned sales amounted to $310,016, after deducting $10,852 of expenses and $2,000 of maintenance deposits (please see below). As a result of the abovementioned sales the Company recognized a loss from the disposal of vessels amounting to $12,355, which is separately presented in the Company’s consolidated statements of comprehensive (loss)/income. For each of the vessels M/T Eco Bel Air and M/T Eco Beverly Hills that were sold and leased back (see Note 6) the buyer withheld $1,000 as a maintenance deposit, accounted for as a deposit asset, to be released at the end of the lease term, in accordance with ASC 840-10-25-39B. The Company evaluated these maintenance deposits and has not assigned any probability of them not being returned.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On February 28 and March 15, 2022, the Company sold the M/T Eco Los Angeles and M/T Eco City of Angels respectively to unaffiliated third parties for net proceeds after debt repayment of $18,640. The net proceeds after senior debt repayment relating to the vessels were used to fund the Company’s newbuilding program and to repay the outstanding Central Mare Bridge Loan facility, which was subsequently terminated. As of December 31, 2021, the two vessels were classified as assets held for sale in accordance with the provisions of relevant guidance with each of the vessel’s having a carrying amount of $35,818. Since their fair value less costs to sell were higher than their carrying amount the Company did not incur any impairment charges in the year ended December 31, 2021 while in the year ended December 31, 2022 the company recognized $78 of gains resulting from the two vessel’s sale.

20.	Subsequent Events

On January 13 and March 6, 2023 the Company redeemed 1,000,000 and 1,016,667 Series F Shares for $12,000 and $12,200 respectively.

On February 14, 2023, the Company entered into a securities purchase agreement with several institutional investors to purchase $13,561 of the Company’s units in a registered direct offering at a price of $1.35 per unit. Each unit consisted of one common share and one warrant (the “February 2023 Warrants”). The February 2023 Warrants are immediately exercisable, will expire five years from the date of issuance and have an exercise price of $1.35 per common share. Additionally, pursuant to the terms of the Class C Warrants issued to investors on December 6, 2022, we agreed to reduce the exercise price per common share under the Class C Warrants to $1.35 per common share from an original exercise price of $2.00 per common share. The offering closed on February 16, 2023.