Form 20-F
period 2023-12-31
TOP SHIPS INC.
filed 2024-03-29
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 (Mark One)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Alexandros Tsirikos, (Tel) + 30 210 812 8107, info@topships.org 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece
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

As of December 31, 2023, 4,626,197 shares of common stock, par value $0.01 per share, 100,000 Series D Preferred Shares, par value $0.01 per share, and 3,659,627 Series F Preferred Shares, par value $0.01 per share, were outstanding.

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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A

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

TOP Ships Inc. desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this annual report, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “possible,” “likely,” “may,” “should,” and similar expressions identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies that are described more fully in “Item 3. Key Information—D. Risk Factors”, are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

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

i

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

●
general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or other hostilities;

●	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;

●	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;

●	potential liability from future litigation and potential costs due to any environmental damage and vessel collisions;

●
the length and severity of public health threats, epidemics and pandemics, including the global outbreak of the novel coronavirus (“COVID-19”) (and various variants that may emerge), and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets and governmental responses thereto; and

●	and other important factors discussed “Item 3. Key Information—D. Risk Factors” or described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements All forward-looking statements in this annual report are qualified in their entirety by the cautionary statements contained in this annual report.

Any forward-looking statements contained herein are made only as of the date of this annual report, and except to the extent required by applicable law or regulation we undertake no obligation to publicly update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

ii

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company,” “we,” “us,” and “our” refer to TOP Ships Inc. and all of its subsidiaries, and “TOP Ships Inc.” refers only to TOP Ships Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. References to our “Fleet Manager” or “CSI” are to Central Shipping Inc., a related party of ours, which performs the day-to-day management of our fleet.

Throughout this annual report, the conversion from Euros, or €, to U.S. dollars, or $, is based on the U.S. dollar/Euro exchange rate of 1.1052 as of December 29, 2023, unless otherwise specified.

References in this annual report to our common shares and earnings per share amounts, as well as warrant shares eligible for purchase under our warrants and exercise price of said warrants in this report, are adjusted to reflect the consolidation of our common shares through reverse stock splits, including the 20-to-1 reverse stock split which became effective as of September 23, 2022 and the 12-to-1 reverse stock split which became effective as of September 29, 2023.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

The following risks relate principally to the industry in which we operate and our business in general. The occurrence of any of these risks could materially and adversely affect our business, financial condition or operating results and the trading price of our common shares.

Summary of Risk Factors

●	The international tanker industry has historically been both cyclical and volatile.

●	The current state of the world financial market and current economic conditions could have a material adverse impact on our results of operations, financial condition and cash flows.

●	Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, such as COVID-19, and the related governmental responses thereto.

●
The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

●	An over-supply of tanker capacity may lead to reductions in asset prices, charter hire rates and profitability.

●	Volatility of SOFR could affect our profitability, earnings and cash flows.

●	We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

●	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

●	Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

●	Our vessels may suffer damage due to the inherent operational risks of the tanker industry.

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

●	Our financing facilities contain restrictive covenants that may limit our liquidity and corporate activities, and could have an adverse effect on our financial condition and results of operations.

●	Servicing current and future debt (including SLBs) will limit funds available for other purposes and could impair our ability to react to changes in our business.

●
Our President, Chief Executive Officer and Director has significant influence over us, and a trust established for the benefit of his family may be deemed to beneficially own, directly or indirectly, 100% of our Series D Preferred Shares, and thereby to control the outcome of matters on which our shareholders are entitled to vote.

●	We have been subject to litigation in the past and may be subject to similar or other litigation in the future.

●	Any limitation in the availability or operation of our vessels could have a material adverse effect on our business, results of operations and financial condition.

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

●	If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

●	A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.

●	An increase in operating costs could decrease earnings and available cash.

●	The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

●	Rising fuel prices may adversely affect our profits.

●
Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would adversely affect our business, results of operations and financial condition.

●	Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

●	Our anticipated acquisition of an interest in a megayacht entails certain risks and uncertainties associated with our entry into ownership of a new class of vessels, and we cannot assure you that we will complete the acquisition or manage such risks successfully.

●	We may not have adequate insurance to compensate us if we lose any vessels that we acquire.

●	We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.

●
Increasing regulation as well as scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

●	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

●	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

●	Maritime claimants could arrest our vessels or vessels we may acquire, which could interrupt our cash flow.

●	Governments could requisition our vessels or vessels we acquire during a period of war or emergency, resulting in loss of earnings.

●	U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

●	We may be subject to U.S. federal income tax on our U.S. source income, which would reduce our earnings.

●	We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

●	The market price and trading volume of our common shares may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

●	There is no guarantee of a continuing public market for you to resell our common shares.

●	Nasdaq may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

●
We have issued common shares in the past through various transactions and we may do so in the future without shareholder approval, which may dilute our existing shareholders, depress the trading price of our securities and impair our ability to raise capital through subsequent equity offerings.

●	We may be unable to successfully consummate a planned spin-off of certain of our assets or to achieve some or all of the benefits that we expect to achieve from the spin-off, and may incur significant risks associated with the spin-off.

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

●
Our Fleet Manager, on whom we are dependent to perform the day-to-day management of our fleet, may have conflicts of interest between us and its other clients and is a privately held company and there may be limited or no publicly available information about it.

RISKS RELATED TO OUR INDUSTRY

The international tanker industry has historically been both cyclical and volatile.

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. In 2023, the BDTI reached a high of 1,642 and a low of 713. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI but for petroleum product fixtures, has similarly been volatile. In 2023, the BCTI reached a high of 1,250 and a low of 563. Although the BDTI and BCTI were 1,159 and 1,194, respectively, as of March 25, 2024, there can be no assurance that the crude oil and petroleum products charter market will continue to increase, and the market could again decline. Recent heightened volatility in charter prices has resulted primarily from the war in Ukraine and sanctions on Russian exports of crude oil and petroleum products, and there is great uncertainty about the future impact of those events. More recently, the war between Israel and Hamas has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea and Gulf of Aden. Such circumstances have had and could in the future result in adverse consequences for the tanker industry. In general, volatility in charter rates depends, among other factors, on (i) supply and demand for tankers, (ii) the demand for crude oil and petroleum products, (iii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iv) oil refining volumes, (v) oil prices, and (vi) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

Currently, all of our vessels are employed on time charters. However, changes in spot rates and time charter rates can affect the revenues we receive from operations in the event our charterers default or seek to renegotiate the charter hire, as well as the value of our vessels, even if our vessels are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected and we may not be able to comply with the financial covenants in our loan agreements. A decline in charter hire rates will also likely cause the value of our vessels to decline which could lead us to record impairment adjustments to the carrying values of our fleet.

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

Factors that influence demand for tanker vessel capacity include:

●	supply and demand for oil, petroleum products and chemicals carried;

●	changes in oil production and refining capacity resulting in shifts in trade flows for oil products;

●	oil prices;

●	the distance oil, petroleum products and chemicals are to be moved by sea;

●	any restrictions on crude oil production imposed by the OPEC and non-OPEC oil producing countries;

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

●	worldwide and regional availability of refining capacity and inventories;

●	environmental and other legal and regulatory developments;

●
economic slowdowns caused by public health events such as the COVID-19 pandemic and its variants and efforts throughout the world to contain their spread, or inflationary pressures and resultant governmental responses;

●	currency exchange rates;

●	weather, natural disasters and other acts of God;

●	increased use of renewable and alternative sources of energy;

●	competition from alternative sources of energy, other shipping companies and other modes of transportation; and

●
international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the war in Ukraine, the war between Israel and Hamas or the Houthi crisis in and around the Red Sea.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;

●	current and expected newbuilding orders for vessels;

●	the scrapping rate of older vessels;

●	the availability of financing for new or secondhand tankers;

●	the price of steel;

●	speed of vessel operation;

●	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of vessels;

●	the price of steel and vessel equipment;

●	technological advances in the design, capacity, propulsion technology, and fuel consumption efficiency of vessels;

●	potential conversion of vessels for alternative use;

●	changes in environmental and other regulations that may limit the useful lives of vessels;

●	port or canal congestion;

●	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

●	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;

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

The current state of the world financial market and current economic conditions could have a material adverse impact on our results of operations, financial condition and cash flows.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our vessels. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. Furthermore, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends.

The world economy continues to face a number of challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions in and around the Red Sea or Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, such as COVID-19 and its variants, and banking crises or failures, such as the recent Silicon Valley Bank, Signature Bank, and First Republic Bank failures. See also “—Our financial results may be adversely affected by the outbreak epidemic and pandemic diseases, including COVID-19, and the related governmental responses thereto.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in and around the Red Sea and their impact on the world economy is uncertain. If such conditions are sustained, the longer-term net impact on our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

     In Europe, concerns regarding the possibility of sovereign debt defaults by European Union, or EU, member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The withdrawal of the UK from the European Union, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, operating results, cash flows and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. For the year ended December 31, 2023, China reported that its GDP growth rate recovered to 5.2%, but the economy continues to be weighed down by the ongoing crisis in the property market. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows and financial condition.

     Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, cash flows and financial condition.

      Credit markets in the United States and Europe have in the past experienced significant contraction, deleveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business, results or operations or impair our ability to borrow under any future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing in favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.

Our financial results may be adversely affected by the outbreak epidemic and pandemic diseases, including COVID-19, and the related governmental responses thereto.

Global public health threats, such as the COVID-19 outbreak, influenza and other highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world in which we operate, including China, could disrupt global financial markets and economic conditions and adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.

For example, the outbreak of COVID-19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines and other emergency public health measures. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. Although the incidence and severity of COVID-19 and its variants have diminished over time, similar restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessels or vessels we may acquire and ability to pay dividends may be negatively affected by a resurgence of COVID-19 or future pandemics, epidemics or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic or epidemic may have on our business, operating results, cash flows and financial condition, which could be material and adverse.

The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

The fair market value of our vessels, or vessels we may acquire, may increase and decrease depending on the following factors:

●	general economic and market conditions affecting the shipping industry;

●	prevailing level of charter rates;

●	competition from other shipping companies;

●	types, sizes and ages of vessels;

●	the availability of other modes of transportation;

●	supply and demand for vessels;

●	shipyard capacity and slot availability;

●	cost of newbuildings;

●	price of steel;

●	exchange rate levels;

●	number of tankers scrapped;

●	governmental or other regulations; and

●	technological advances and the development, availability, and cost of nuclear power, natural gas, coal, renewable energy, and other alternative sources of energy.

Dislocations in the supply of and demand for tankers as a result of the war in Ukraine and sanctions on Russian exports have resulted in greatly increased volatility in tanker asset prices. Furthermore, the ongoing war between Israel and Hamas and the Houthi rebel attacks on shipping in the Red Sea have an uncertain impact on the supply and demand for tankers. If we sell any of our vessels, or any vessel we may acquire, at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment. If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value less costs to sell in our financial statements and incur a loss and a reduction in earnings even if we do not immediately sell the vessel. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates—Impairment of Vessels.”

. In addition, our financing arrangements require us to satisfy financial covenants, including requirements based on the market value of our vessels and our liquidity. Declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. If we breach the financial and other covenants under any of our financing arrangements, our financiers could accelerate our indebtedness and foreclose on vessels in our fleet, which would significantly impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it may be very difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our financiers foreclose upon their liens, which would adversely affect our business, financial condition, and ability to continue our business and pay dividends.

An over-supply of tanker capacity may lead to reductions in asset prices, charter hire rates and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. In recent years, shipyards have produced a large number of new tankers. As of March 22, 2024, newbuilding orders have been placed for an aggregate of approximately 8.2% of the existing global tanker fleet, with the bulk of deliveries expected during 2026. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline, resulting in a decrease in the value of our vessels and the charter rates that we can obtain. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, our ability to pay dividends, and our compliance with current or future covenants with respect to any of our financing arrangements.

The impact of the sanctions on Russian exports of crude oil and petroleum products is uncertain and has generated increased volatility in the supply of tankers available for worldwide trade. If this volatility persists, we may not be able to find profitable charters for our vessels, or vessels we may acquire, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, our ability to pay dividends and our compliance with current or future covenants with respect to any of our financing arrangements.

Volatility of SOFR could affect our profitability, earnings, and cash flows.

     The calculation of interest in most financing agreements in our industry has been historically based on the London Interbank Offered Rate (“LIBOR”). LIBOR has been the subject of national, international, and other regulatory guidance and proposals for reform. In response thereto, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve Board that includes major market participants, proposed the Secured Overnight Financing Rate, or “SOFR,” as an alternative rate to replace U.S. Dollar LIBOR. While our financing arrangements previously used LIBOR, including during the fiscal years ended December 31, 2023, 2022 and 2021, in 2023 we amended such arrangements to transition from LIBOR to SOFR. As a result, none of our financing arrangements currently utilizes LIBOR, and those that have a reference rate use SOFR, in line with current market practice.

An increase in SOFR, including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s recent hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage any future exposure to interest rate fluctuations, we may from time-to-time use interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our loan agreements that require maintenance of certain financial positions and ratios.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (“IMO”) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Pursuant to MEPC 80, in July 2023, IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through the implementation of further phases of the Energy Efficiency Design Index for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050.

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

Additional greenhouse regulations may result in increased implementation and compliance costs and expenses, such as:

•
IMO Data Collection System (DCS): in October 2016, at MEPC 70, the IMO adopted a mandatory data collection system, or the IMO DCS, which requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. This IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and offshore installations. Data is reported annually to the flag state, which issues to the vessel a statement of compliance.

•
Amendments to MARPOL Annex VI: MEPC 79 adopted amendments to MARPOL, Annex VI regarding reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index, or EEXI, and carbon intensity indicator, or CII, framework, which amendments are expected to become effective on May 1, 2024. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024.

•
Net zero greenhouse emissions in the EU by 2050: in 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the “Fit for 55” to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

•
Maritime emissions trading scheme in force on January 1, 2024: the maritime emissions trading scheme, or ETS, is to apply gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. New systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place to prepare for and manage the administrative aspect of ETS compliance.  The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

In addition, although the emissions of greenhouse gases from international shipping currently are not currently subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

The IEA noted in its Global EV Outlook 2023 that total electric cars sold annually worldwide grew from about 120,000 in 2012 to more than 10 million in 2022, bringing the total number of electric cars to approximately 26 million, more than five times the number from 2018. Electric car sales in the first quarter of 2023 were 2.3 million, up 25% from the same quarter of 2022. This was driven mainly by government subsidies and policy initiatives, such as the phasing-out of internal combustion engines and vehicle electrification targets, combined with high oil prices in 2022 that further motivated prospective buyers. IEA forecasts are for electric vehicles (“EVs”) to grow from 17 million in 2021 to 240 million by 2030, which the IEA forecasts would reduce worldwide demand for oil products by 5 million barrels per day in 2030. IEA estimates that EV operations in 2019 avoided the consumption of almost 0.7 million barrels per day of oil products. According to the World Economic Forum, there were about 1.1 billion cars registered in 2015 and there will be about 2 billion cars registered by 2040.

According to the IEA and EIA, U.S. biodiesel production increased rapidly from 32,000 barrels per day in 2009 to 106,000 barrels per day in 2022, a growth of about 231%. During the same period, diesel production from U.S. refineries grew from an average of 4.0 million barrels per day in 2009 to 4.8 million barrels per day in 2022, a growth of about 20%. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to make cash distributions.

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

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, Syria, North Korea, and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, and are frequently updated or changed.

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies.

Additionally, the U.S. Iran Threat Reduction Act amended the Exchange Act, to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in certain activities prohibited by sanctions against Iran or transactions or dealings with certain identified persons. We are subject to this disclosure requirement.

While our vessels have not called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws in 2023, and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions in violation of applicable sanctions or embargo laws on charterers’ instructions and without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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

We conduct most of our operations outside of the United States and our business, operating results, cash flows, financial conditions, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels or other vessels we may acquire are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the war between Ukraine and Russia and between Israel and Hamas, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce, and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The United States, the United Kingdom, and the European Union, among other countries, have announced unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquified natural gas, and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the shipping industry, including ours, and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows.

The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries have also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Furthermore, the intensity and duration of the recently declared war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have increasingly been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas. An increasing number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays. For vessels transiting the region, war risk premium has increased substantially, and should these attacks continue, we could similarly experience a significant increase in our insurance costs and we may not be adequately insured to cover losses from these incidents, however since currently all our vessels are on time charter these increased war premiums if any will be paid by our charterers. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial conditions, operating results, and cash flows.

In the past, other political conflicts have also resulted in attacks on vessels, mining of waterways, and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea. The recent outbreak of conflict in and around the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows, financial position, and our ability to pay cash distributions to our shareholders.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean, and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incident of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Gulf of Guinea, and the Strait of Malacca, and there has been a recent resurgence of such incidents in the Gulf of Aden. Acts of piracy could result in harm or danger to the crews that man our vessels and other vessels we may acquire. Additionally, if piracy attacks occur in regions in which our vessels and other vessels we may acquire are deployed being characterized as “war risk” zones by insurers or if our vessels and other vessels we may acquire are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs, including costs that may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels and other vessels we may acquire, or an increase in cost or unavailability of insurance for our vessels and other vessels we may acquire could have a material adverse impact on our business, financial condition, and operating results.

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

In July 2023, the SEC adopted rules requiring the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to disclosure could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

RISKS RELATED TO OUR COMPANY

Our financing facilities contain restrictive covenants that may limit our liquidity and corporate activities, and could have an adverse effect on our financial condition and results of operations.

Our financing facilities in the form of the bareboat charters in connection with the sale and leaseback agreements (“SLBs”) of our fleet contain, and any future financing facilities we may enter into are expected to contain, customary covenants, events of default and termination event clauses, including cross-default provisions and restrictive covenants and performance requirements that may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, pay dividends, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could also limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

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

As of December 31, 2023, we are in compliance with all covenants in our financing facilities.

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

Servicing current and future debt (including SLBs) will limit funds available for other purposes and could impair our ability to react to changes in our business.

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2023, we had a total indebtedness of $246.2 million, excluding unamortized finance fees and debt discounts. Our current or future debt could have other significant consequences on our operations. For example, it could:

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

Furthermore, our current or future interest expense will increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our current or future debt, sell assets, borrow more money or sell more securities, and we cannot guarantee that the resulting proceeds therefrom, if any, will be sufficient to meet our ongoing capital and operating needs. Because interest paid on loans is generally a margin plus a reference rate, such as SOFR, that is subject to change, our actual interest costs would increase as the reference rate increases. During an inflationary period, such as one we are currently experiencing, the SOFR or similar reference rate will generally be increased, thus costing us more money to service our debt obligations and reducing our results of operations and cash flow. Any event of default under a loan agreement pursuant to which we have granted security could permit the relevant lender to exercise its rights as a secured lender and take the relevant collateral, which may include our vessels.

Our President, Chief Executive Officer and Director has significant influence over us, and a trust established for the benefit of his family may be deemed to beneficially own, directly or indirectly, 100% of our Series D Preferred Shares, and thereby to control the outcome of matters on which our shareholders are entitled to vote.

As of the date of this annual report, Lax Trust, which is an irrevocable trust established for the benefit of certain family members of our President, Chief Executive Officer and Director, Mr. Pistiolis, may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding shares of our Series D Preferred Shares. Each Series D Preferred Share carries 1,000 votes. 3 Sororibus Trust, an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis, may be deemed to beneficially own 2,930,718 of our common shares, and Mr. Pistiolis may be deemed to beneficially own 446,446 common shares based on a Schedule 13D/A filed by 3 Sororibus Trust and Mr. Pistiolis on February 14, 2024.

Based on the Lax Trust’s beneficial ownership of 100% of our Series D Preferred Shares as of the date of this annual report, and the reported beneficial ownership of common shares by 3 Sororibus Trust and Mr. Pistiolis on February 14, 2024, the Lax Trust may be deemed to beneficially own 95.6% of our total voting power, and the Lax Trust together with the 3 Sororibus Trust and Mr. Pistiolis may be deemed to beneficially own 98.8% of our total voting power, and therefore to control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust, 3 Sororibus Trust, the family of Mr. Pistiolis and Mr. Pistiolis may be different from your interests.

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

As of the date of this annual report, our operating fleet consists of one 50,000 dwt MR product tanker, five 157,000 dwt Suezmax crude oil tankers, and two 300,000 dwt Very Large Crude Carriers (VLCCs). Our MR product tanker is M/T Eco Marina Del Rey. Our Suezmax fleet consists of M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Oceano CA, M/T Eco Malibu and M/T Eco West Coast. Our VLCC fleet consists of M/T Julius Caesar and M/T Legio X Equestris. Furthermore, we have a 50% interest in M/T Eco Yosemite Park and M/T Eco Joshua Park, two 50,000 dwt product tankers. If these vessels are unable to generate revenue as a result of off hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

During 2023, 100% of our revenues derived from four charterers, Clearlake Shipping Pte Ltd (“Clearlake”), Trafigura Maritime Logistics Pte Ltd (“Trafigura”), Central Tankers Chartering Inc (“Central Tankers Chartering”) and Cargill International SA (“Cargill”). Such agreements subject us to counterparty risks. The ability of such charterers to perform their obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities, and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Furthermore, our current operating and financial systems may not be adequate if we implement a plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

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

Our inability to re-charter our vessels, or vessels we may build or acquire, and the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or maintain our existing fleet or may significantly increase our costs of obtaining such capital. Our inability to obtain financing, or receiving financing at a higher than anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc., or Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, and we have entered into agreements with Central Mare for the compensation of Mr. Evangelos J. Pistiolis, our Chief Executive Officer; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis G. Ikonomou our Chief Operating Officer and Konstantinos Patis, our Chief Technical Officer. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

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

Vessel operating costs include the costs of crew, fuel (for spot-chartered vessels), provisions, deck and engine spares and stores, insurance, and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If any of our vessels, or vessels we may acquire, suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-docking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash.

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

Rising fuel prices may adversely affect our profits.

Fuel is a significant, expense if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the short-term or spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. We estimate that our vessels have a useful life of up to 25 years from the date of their initial delivery from the shipyard. In case we acquire secondhand vessels, they are depreciated from the date of their acquisition through their remaining estimated useful life. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels, or vessels we may acquire, to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, and financial condition will be materially and adversely affected.

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

Our anticipated acquisition of an interest in a megayacht entails certain risks and uncertainties associated with our entry into ownership of a new class of vessels, and we cannot assure you that we will complete the acquisition or manage such risks successfully.

We are in advanced discussions to acquire an interest in a company that owns a 47-meter megayacht from an affiliate of our Chief Executive Officer. We anticipate that we will fund the acquisition, if completed, with cash on hand. We believe market conditions are favorable for investments in this sector and are evaluating additional similar investment opportunities. However, there can be no assurance that we will complete this acquisition or successfully identify any similar opportunities in the future.

Any megayacht we acquire is expected to be employed on short-term charters. We expect that management services, including commercial and technical management, for any yacht we acquire will be provided by CSI.

Our management team and CSI do not have experience in the megayacht sector. We believe that the experience of our management and CSI in the ownership and operation of tanker and other vessels provides relevant expertise and qualifications in the evaluation of megayacht acquisition opportunities and operation of megayachts.

We may not have adequate insurance to compensate us if we lose any vessels that we acquire.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, fire, human error, war, terrorism, piracy, loss of life, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps.

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

We do not currently maintain strike or off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our results of operations and operating cash flow.

Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world could make it difficult for us to obtain certain types of coverage. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

We may not be adequately insured to cover losses against all risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or underinsured loss or liability could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to pay dividends. It may also result in protracted legal litigation.

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

Increasing regulation as well as scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

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

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules will become effective 60 days following publication of the adopting release in the Federal Register. As a non-accelerated filer, we will be required to provide the enhanced climate-related disclosures in our annual reports for the year ending December 31, 2027. On March 15, 2024, the Fifth Circuit Court of Appeals stayed application of these rules pending further judicial review, but on March 25, 2024, the Fifth Circuit Court of Appeals ordered the transfer of the petition to the Eighth Circuit Court of Appeals and the dissolution of the administrative stay. The impact of the ongoing litigation with respect to these rules on the content of these rules or the timing of their effectiveness is uncertain. Costs of compliance with these new rules may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our vessels may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, and financial condition, as well as our ability to maintain cash flows, including cash available for distributions to pay dividends to our shareholders. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the subject vessel to the government of such jurisdiction.

Maritime claimants could arrest our vessels or vessels we may acquire, which could interrupt our cash flow.

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

A government could requisition for title or hire our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment of such compensation is uncertain. Government requisition of any of our vessels or vessels we acquire could negatively impact our revenues should we not receive adequate compensation.

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

We believe that we were not a PFIC for our 2014 through 2023 taxable years and do not expect to be treated as a PFIC in subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is substantial legal authority supporting this position including case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

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

We took the position for U.S. federal income tax reporting purposes that we were not subject to U.S. federal income taxation for the 2022 taxable year and intend to take the same position for the 2023 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

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

In addition, over the last few years, the stock market has experienced price and volume fluctuations, including due to factors relating to the outbreak of COVID-19 and the war in Ukraine, and this volatility has sometimes been unrelated to the operating performance of particular companies. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects. During 2023, the closing price of our common shares experienced a high of $19.80 in February and a low of $5.86 in November. This market and share price volatility relating to general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

In addition, the market price and trading volume of our common shares have very recently and at certain other times in the past exhibited, and may continue to exhibit, extreme volatility, including within a single trading day. We believe certain past instances of trading volatility reflect market and trading dynamics unrelated to our operating business or prospects and outside of our control. Such volatility could cause purchasers of our common shares to incur substantial losses. We are unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Under these circumstances, we would caution you against investing in our common shares unless you are prepared to incur the risk of incurring substantial losses.

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

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, a market value of publicly held securities of $1 million and Stockholders’ Equity of $2.5 million), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market, or Nasdaq. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, market value of publicly held securities or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. We have received in the past, and most recently on April 21, 2023 we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. On some occasions we were able to regain compliance within the grace period prescribed by Nasdaq pursuant to a reverse stock split. For example, on September 29, 2023, we effectuated a 12-to-1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1) on October 16, 2023. For more information, please see “Item 4. Information on the Company—A. History and Development of the Company.”

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

In addition, the outstanding October 2022 Warrants (defined below) are exercisable to purchase up to 89,393 common shares at an exercise price of $81.00 per share, the outstanding Class C Warrants (defined below) are exercisable to purchase up to 561,991 common shares at an exercise price of $16.20 per share and the outstanding February 2023 Warrants (defined below) are exercisable to purchase up to 837,094 common shares at an exercise price of $16.20 per share.

Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, or any future equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

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

We may be unable to successfully consummate a planned spin-off of certain of our assets or to achieve some or all of the benefits that we expect to achieve from the spin-off, and may incur significant risks associated with the spin-off.

On June 21, 2023, one of our wholly-owned subsidiaries, Rubico Inc., or Rubico, filed a registration statement on Form 20-F with the SEC in connection with its potential spin-off from us. On August 18, 2023, Rubico withdrew its registration statement. We are evaluating alternatives to consummate a spin-off of certain of our assets to Rubico. Depending on the assets we spin off, we will require the consent of some or even all of our financiers, which may or may not be granted and if granted may require we maintain our corporate guarantee in respect of the spun off assets. The intended benefits of any spin-off may not be realized, and we may incur significant risks if we proceed with any spin-off. The spin-off, even if not completed successfully, may require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business. Rubico may be unable to successfully establish the infrastructure or implement the changes necessary to operate as an independent public company or may incur additional costs to do so. Rubico may not have access to financing on acceptable terms and conditions in the future. A listing on a national securities exchange may not be obtained and a liquid trading market in the shares of Rubico may not develop and the market price of Rubico shares may be highly volatile. As a result of these or other risks, if the spin-off is not completed, or is completed and does not achieve its intended benefits, the value of an investment in our common shares may be negatively affected.

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

As a Marshall Islands corporation with principal executive offices in Greece and subsidiaries in the Marshall Islands and other offshore jurisdictions, our operations may be subject to economic substance requirements.

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In February 2023, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirements, and was subsequently removed from such list in October 2023. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, and non-deductibility of costs, and although we are not currently aware of any such measures being adopted they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Those regulations require certain entities that are not otherwise tax resident elsewhere that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters), and (iii) having regard to the level of relevant activity carried out in the Marshall Islands, has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands, and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials or with respect to the Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity or struck from the register of companies in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions, and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

We do not know what actions the Marshall Islands may take, if any, to remove itself from the list of “non-cooperative jurisdictions” if it should be placed back on the list; how quickly the EU would react to any changes in regulations of the Marshall Islands; or how EU banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of the Marshall Islands during a period if the Marshall Islands is again placed on the list of “non-cooperative jurisdictions.” The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation or regulations adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

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

Our executive management team, provided by Central Mare, consists of Evangelos J. Pistiolis our Chief Executive Officer; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis G. Ikonomou our Chief Operating Officer and Konstantinos Patis, our Chief Technical Officer. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of any vessels we may acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party affiliated with the family of Mr. Pistiolis. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet as well as for all accounting and reporting functions and the loss of our Fleet Manager’s services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

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

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed TOP Ships Inc. Our common shares are currently listed on Nasdaq under the symbol “TOPS.” The current address of our principal executive office is 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8107. The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically at http://www.sec.gov. Our website is https://www.topships.org. The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this annual report.

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

The buyer would remain the guarantor on the shipbuilding contracts towards the shipyard and in addition, the buyer provided us with an option for a credit line up to 10% of the total shipbuilding cost at market terms, to be negotiated when such option was to be exercised, amounting to $23.8 million.

On March 18, 2021, we entered into a credit facility with ABN Amro for $36.8 million for the financing of the vessel M/T Eco West Coast (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities—Prepayments of senior secured loans—ABN Facility”). The facility bore interest at LIBOR plus a margin of 2.50%. From June 23, 2023, ABN Amro switched the facility’s variable rate from LIBOR to Compounded SOFR. On December 14, 2023, this facility was fully prepaid using part of the proceeds from the 3rd AVIC SLB (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities—Financings Committed under Sale and Leaseback Agreements—3rd AVIC Sale and Leaseback”).

On March 26, 2021, we took delivery of the vessel M/T Eco West Coast from the Hyundai Heavy Industries shipyard in South Korea.

On May 6, 2021, we entered into a senior debt facility with Alpha Bank of $38 million for the financing of the vessel M/T Eco Malibu (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities—Prepayments of senior secured loans—Alpha Bank Facility”). The facility bore interest at LIBOR plus a margin of 3.00%. From June 9, 2023, Alpha Bank switched the facility’s variable rate from LIBOR to Term SOFR. On December 21, 2023, this facility was fully prepaid through part of the proceeds from the Huarong SLB (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities—Financings Committed under Sale and Leaseback Agreements—Huarong Sale and Leaseback”).

On May 11, 2021, we took delivery of the vessel M/T Eco Malibu from the Hyundai Heavy Industries shipyard in South Korea.

On September 1, 2021, we sold the M/T Nord Valiant to unaffiliated third parties for gross proceeds of $26.4 million, part of which were used to fully prepay the respective loan for which the vessel was collateral.

On September 8, 2021, we purchased from a company affiliated with Mr. Evangelos J. Pistiolis (the “Seller”) for a consideration of $29.8 million an additional 65% ownership interest in each of Julius Caesar Inc. and Legio X Inc. (the “VLCC Companies”), each a party to shipbuilding contracts for VLCC Julius Caesar (Hull No. 3213) and VLCC Legio X Equestris (Hull No. 3214), respectively. Following this transaction (the “VLCC Transaction”), we became 100% owner of the VLCC Companies. The Seller remained the guarantor on the shipbuilding contracts towards the shipyard and in addition the Seller provided a financing option to the Company by remaining responsible to the shipyard for up to 20% of the shipbuilding cost per vessel (increased from 10%, as previously agreed on January 6, 2021), at our option, exercisable until each vessel’s delivery date. On September 8, 2021 we issued 2,188 Series E Shares to Family Trading, as partial settlement of $2.2 million of the consideration outstanding from the VLCC Transaction.

On November 23, 2021, we entered into a credit facility with China Merchants Bank Financial Leasing Co. Ltd. (“CMBFL”) for $108.0 million for the financing of the newbuilding vessels Julius Caesar (Hull No. 3213) and Legio X Equestris (Hull No. 3214). We drew down $54.0 million from the facility in January 2022 for the financing of the delivery of the M/T Julius Caesar and another $54.0 in March 2022 for the financing of the delivery of the M/T Legio X Equestris. For each of the vessels the credit facility is repayable in 32 consecutive quarterly installments of $0.7 million and a balloon payment of $32.4 million payable together with the last installment. The credit facility bears interest at SOFR plus a margin of 2.60%.

On November 24, 2021, we agreed to sell the M/T Eco Los Angeles and M/T Eco City of Angels to unaffiliated third parties for net proceeds after debt repayment of $18.6 million, with the closings taking place on February 28 and March 15, 2022 respectively.

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

On January 17, 2022, we entered into a stock purchase agreement with Africanus Inc, owned by 3 Sororibus Trust, an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis, for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Preferred Shares”), in exchange for (i) the assumption by Africanus Inc of an amount of $47.6 million of shipbuilding costs for its newbuilding vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of the Company’s remaining payment obligations relating to the VLCC Transaction, in an amount of up to $27.6 million. At total of 7,200,000 Series F Preferred Shares were issued in connection with the deliveries of M/T Julius Caesar, M/T Legio X Equestris and M/T Eco Oceano CA and the settlement of $24.4 million of payment obligations relating to the VLCC Transaction.

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

On February 14, 2022, we entered into time charter employment agreements with a major oil trader for M/T Eco Beverly Hills and for M/T Eco Bel Air, according to which upon completion of their current charters, the M/T Eco Beverly Hills and M/T Eco Bel Air will enter into a time charter for a minimum period of 20 months and a maximum period of 26 months (at charterers option) at daily rate of $24,000 per vessel. Charterers also have the option to further extend the time charter until December 1, 2025 for M/T Eco Beverly Hills and December 10, 2025 for M/T Eco Bel Air (which option for the M/T Eco Bel Air was exercised on February 29, 2024). The daily rate for the entire period for both vessels is $24,000, including charterer optional periods.

On February 22, 2022 we announced an amendment of a previously agreed time charter with an affiliate of Evangelos Pistiolis which commenced upon delivery of M/T Eco Oceano CA from Hyundai Samho shipyard, on March 4, 2022. According to the amendment, the firm period of the time charter employment is increased from five years to 15 years and the daily rate is reduced from $32,450 to $24,500.

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

On March 4, 2022, we took delivery of the vessel M/T Eco Oceano CA from the Hyundai Samho shipyard in South Korea.

On April 15, 2022, we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, under which we would offer and sell, from time to time through Maxim Group LLC, up to $19,700,000 of our common shares, par value $0.01 per share. On October 6, 2022, we announced that we had terminated the Equity Distribution Agreement. We sold 10,786 common shares pursuant to the Equity Distribution Agreement for aggregate net proceeds of approximately $2.0 million.

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

On June 3, 2022, we entered into a securities purchase agreement with a single unaffiliated institutional investor to purchase approximately $7.2 million of our common shares (or pre-funded warrants in lieu thereof) in a registered direct offering and warrants to purchase common shares in a concurrent private placement. On June 7, 2022, we issued 19,583 of our common shares and pre-funded warrants to purchase 40,012 common shares in the registered direct offering, and 14,303,000 warrants (the “June 2022 Warrants”) to purchase 59,595 common shares in the concurrent private placement for a purchase price of $120.00 per common share and June 2022 Warrants and $119.976 per pre-funded warrant and June 2022 Warrant. The June 2022 Warrants were immediately exercisable, with an expiration date of five years from the date of issuance and had an exercise price of $120.00 per common share. Maxim Group LLC acted as the sole placement agent in connection with the offering. In July 2022, pre-funded warrants were exercised to purchase 21,787 common shares, and in September 2022, pre-funded warrants were exercised to purchase 18,225 common shares.

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

On October 10, 2022, we entered into a warrant exercise inducement letter agreement (“Inducement Letter”) with an accredited investor that was an existing holder of June 2022 Warrants, wherein the investor agreed to exercise all of the June 2022 Warrants at an exercise price reduced from $120.00 per share to $81.00 per share, in consideration for the issuance of new warrants (the “October 2022 Warrants”) to purchase up to an aggregate of 89,393 common shares for a purchase price of $81.00 per common share. The October 2022 Warrants were immediately exercisable upon issuance at an exercise price of $81.00 per common share and will expire on June 7, 2027. The net proceeds of the exercise of the October 2022 Warrants to the Company, after deducting estimated expenses and fees, were approximately $4.5 million. We granted customary registration rights covering the resale of the common shares issuable upon exercise of the October 2022 Warrants.

On December 6, 2022, we closed a public offering of 562,500 units, each consisting of one of our common shares and Class C Common Stock Purchase Warrants (“Class C Warrants”) to purchase one common share, at a price of $24.00 per unit. Each Class C Warrant was immediately exercisable for one common share at an exercise price of $24.00 per share with an expiration date of five years after the issuance date. The gross proceeds of the offering to us, before discounts and commissions and estimated offering expenses, were approximately $13.5 million.

On December 7, 2022, we entered into a time charter agreement with WECO Tankers A/S for the M/T Marina Del Rey for a firm period of three years at a daily rate of $20,500 and an optional year at a daily rate of $22,500 at the charterer’s option.

On December 30, 2022, we redeemed 483,694 of our Series F Preferred Shares for an aggregate amount of approximately $5.8 million, payable in cash.

On January 13, 2023, March 6, 2023 and April 19, 2023, we redeemed 1,000,000, 1,016,667 and 174,454 of our Series F Preferred Shares  for an aggregate amount of approximately $12.0 million, $12.2 million and $2.1 million, payable in cash respectively.

On February 14, 2023, we entered into a securities purchase agreement with several institutional investors to purchase approximately $13.6 million of our units in a registered direct offering at a price of $16.20 per unit. Each unit consisted of one common share and warrants to purchase one common share (the “February 2023 Warrants”). The February 2023 Warrants are immediately exercisable, will expire five years from the date of issuance and have an exercise price of $16.20 per common share. Additionally, pursuant to the terms of our Class C Warrants issued to investors on December 6, 2022, we agreed to reduce the exercise price per common share under the Class C Warrants to $16.20 per common share from an original exercise price of $24.00 per common share. The offering closed on February 16, 2023.

On March 1, 2023, we announced that for the period commencing from March 1, 2023 to December 31, 2023 we will not conduct any new equity offerings, public or private, we will not conduct any reverse stock splits (except to the extent our Board of Directors deems advisable for the sole purpose of remaining compliant with Nasdaq continued listing requirements), we will not pay any bonuses to our executive management and that neither the CEO nor his affiliates will sell any common shares.

On April 21, 2023, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. On September 29, 2023 we effectuated a 12-to-1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1). As a result, we regained compliance on October 16, 2023.

On June 21, 2023, one of our wholly-owned subsidiaries, Rubico Inc., or Rubico, filed a registration statement on Form 20-F with the SEC in connection with its potential spin-off from us. On August 18, 2023, Rubico withdrew its registration statement. We are evaluating alternatives to consummate a spin-off of certain of our assets to Rubico.

On July 12, 2023 we entered into an agreement to extend the duration of the time charter parties with Clearlake Shipping Pte Ltd for a fixed term of a minimum of 30 months and a maximum of 36 months for the vessels M/T Eco West Coast and M/T Eco Malibu. The daily rate of the extended period was agreed at $32,850.

On September 29, 2023, we effected a 12-to-1 reverse stock split of our common shares, which was authorized at our annual meeting of shareholders held on September 5, 2022. There was no change in the number of our authorized common shares. All share amounts in this report, not including amounts incorporated by reference, have been retroactively adjusted to reflect this reverse stock split.

On November 22, 2023, we announced our agreement to extend the duration of the time charter parties for the vessels M/T Julius Caesar and M/T Legio X Equestris. Specifically, the firm period was extended for approximately three years at a daily rate of $41,500 per vessel with two additional years at the charterer’s option.

On December 7, 2023, we announced the issuance of 2,930,718 common shares following the conversion of all of our Series E Preferred shares held by the Lax Trust. Following this conversion, we currently have no Series E Preferred Shares outstanding.

On December 10, 2023, our board of directors granted to our Chief Executive Officer a bonus of $5.0 million as incentive compensation. The bonus was paid to our Chief Executive Officer on January 26, 2024.

On December 14, 2023, we announced the launch of our share repurchase program (the “Program”), under which the Company could repurchase up to $4 million of its outstanding common shares, for a period of three months. No shares were repurchased under the Program, which expired on March 14, 2024.

On December 14, 2023, we consummated a SLB with AVIC in the amount of $41.0 million, for the purpose of refinancing the indebtedness secured over the M/T Eco West Coast. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities—Financings Committed under Sale and Leaseback Agreements—3rd AVIC Sale and Leaseback.”

On December 20, 2023, we consummated a SLB with China Huarong Shipping Financial Leasing Co Ltd. in the amount of $41.0 million, for the purpose of refinancing the indebtedness secured over the M/T Eco Malibu. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities—Financings Committed under Sale and Leaseback Agreements—Huarong Sale and Leaseback.”

Recent Developments

On January 16 and January 23, 2024, we exercised our purchase options under the CMBFL SLB and took full ownership of M/Ts Julius Caesar and Legio X Equestris for $48.6 million and $49.3 million respectively. Following the purchase of the vessels that was funded with cash and a short-term revolving bridge loan from HSBC (the “HSBC Bridge”), on January 18 and January 25, 2024 we concluded SLBs (the “New CMBFL SLBs”) for the financing of M/Ts Julius Caesar and Legio X Equestris respectively from the same institution (CMBFL). The consideration from the New CMBFL SLBs amounted to $125 million ($62.5 million per vessel). For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities—Financings Committed under Sale and Leaseback Agreements—Huarong Sale and Leaseback.”

On February 6, 2024, we redeemed 3,659,627 of our Series F Preferred Shares (representing all of our outstanding Series F Preferred Shares) for an aggregate amount of approximately $43.9 million, payable in cash. Following completion of this redemption, as of the date hereof, no Series F Preferred Shares remain outstanding.

We are in advanced discussions to acquire an interest in a company that owns a 47-meter megayacht from an affiliate of our Chief Executive Officer. We anticipate that we will fund the acquisition, if completed, with cash on hand. We believe market conditions are favorable for investments in this sector and are evaluating additional similar investment opportunities. However, there can be no assurance that we will complete this acquisition or successfully identify any similar opportunities in the future. Any megayacht we acquire is expected to be employed on short-term charters. We expect that management services, including commercial and technical management, for any yacht we acquire will be provided by CSI.

B.	Business Overview

We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. Our operating fleet has a total capacity of 1,435,000 deadweight tons (“dwt”). As of the date of this annual report, our operating fleet consists of one 50,000 dwt product/chemical tanker, Marina Del Rey, five 157,000 dwt Suezmax tankers, the M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Oceano CA, M/T Eco Malibu and M/T Eco West Coast, two 300,000 dwt Very Large Crude Carriers (VLCCs), M/T Julius Caesar and M/T Legio X Equestris, and we also own 50% interest in two 50,000 dwt product tankers, M/T Eco Yosemite Park and M/T Joshua Park. All of our vessels are IMO-certified and are capable of carrying a wide variety of oil products including chemical cargos which we believe make our vessels attractive to a wide base of charterers.

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

Our Fleet

The following tables present our fleet list as of the date of this annual report:

Operating MR Tanker Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Marina Del Rey	50,000	Cargill / WECO Tankers A/S	May 2024 / May 2027	- / 1 year	Cargill: $15,100 / WECO Tankers A/S: $20,500 / $22,500

Operating Suezmax Vessels on SLBs (treated as operating leases):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Bel Air	157,000	Trafigura	December 10, 2025	-	$24,000
M/T Eco Beverly Hills	157,000	Trafigura	July 2024	16 months	$24,000 / $24,000

Operating Suezmax Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Oceano CA	157,000	Central Tankers Chartering	March 2037	none	$24,500

Operating Suezmax Vessels financed via senior loan facilities:

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco West Coast	157,000	Clearlake	January 2027	1+1 years	$32,850 / $34,750 / $36,750
M/T Eco Malibu	157,000	Clearlake	March 2027	1+1 years	$32,850 / $34,750 / $36,750

Operating VLCC Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Julius Caesar	300,000	Trafigura	January 2028	1+1 years	$36,000 up to January 2025 and $41,500 afterwards / $44,000 / $46,000
M/T Legio X Equestris	300,000	Trafigura	March 2028	1+1 years	$35,750 up to March 2025 and $41,500 afterwards / $44,000 / $46,000

Operating Joint Venture MR Tanker fleet (50% owned):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Yosemite Park	50,000	Clearlake	March 2025	5+1+1 years	$17,400 / $18,650 / $19,900
M/T Eco Joshua Park	50,000	Clearlake	March 2025	5+1+1 years	$17,400 / $18,650 / $19,900

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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States, with a notable exception for 2020 and 2021 in which years the COVID 19 epidemic dramatically reduced oil demand. According to the International Energy Agency, global oil demand increased to 101.7 million barrels/day in 2023, compared to 100.8 million barrels/day for 2022.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US $10 million up to, currently, approximately US$8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

International Maritime Organization (IMO)

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”) and International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is divided into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk, in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.

Since 2014, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” amendments to MARPOL Annex I Condition Assessment Scheme, or “CAS” have required compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. Effective July 1, 2024, amendments to the ESP Code will become effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. Furthermore, in December 2022, the Committee adopted Resolution MEPC.361(79) establishing a new Emission Control Area (ECA) for the Mediterranean Sea as a whole. These amendments will enter into force on 1 May 2024, however, ships operating in this ECA will be exempted from compliance with the 0.10% m/m sulfur content standard for fuel oil, during the first 12 months immediately following entry into force of the amendment until July 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and ocean-going vessels trading in ECAs are subject to increased operational costs due to the significantly higher price of the fuel with very low Sulphur content (0.1%m/m) or due to the additional cost entailed by the use of an EGCS. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, will become effective May 1, 2024. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022, and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (or EEXI), and (2) operational carbon intensity reduction requirements based on a new operational carbon intensity indicator (or CII). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, which took effect from January 1, 2023, ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships that fall under the new CII regime have to have a CII rating of C or above in order to be compliant. Ships that have a CII rating of D for three consecutive years or E, are required to submit a corrective action plan, to show how the required index (C or above) would be achieved or else they will be deemed non-compliant. The EEXI and CII certification requirements entered into effect on January 1, 2023.

Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (or HFO) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition will become effective on or after July 1, 2029.

MEPC 77 adopted a non-binding resolution which urges EU member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which will become effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. MEPC 81 will take place in spring 2024 in which the IMO will decide on the market-based mechanism to reach the emission reduction targets– either through a global emissions trading scheme for shipping or a global carbon levy.

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

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with SOLAS regulation II-2/4.2.1, will enter into effect January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards. Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 will become effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024.

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

Actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by ship-owners and managers. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force globally on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention,” which entered into force in September 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention. MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing that substance from January 1, 2023. The amendments require ships to remove, or apply a coating to anti-fouling systems with this substance, at the next scheduled renewal of the anti-fouling system after January 1, 2023.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the Clean Water Act.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and requires that the USCG develop implementation, compliance and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. Under VIDA, all provisions of the VGP 2018 and the USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standard. Currently Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, require mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Until new USCG regulations are final and enforceable, non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for all our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. Our vessels are equipped with ballast water treatment systems, which are subject to functionality monitoring and treated ballast water sampling and analysis, in compliance with the requirements stipulated in EPA VGP 2013.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses relating to increased monitoring and verification services. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on 1 March 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

Similarly to the EU, the UK adopted its own UK MRV (Monitoring, Reporting and Verification) scheme applicable to all vessels over 5,000 gross tonnage on voyages between UK and non-European Economic Area (EEA) ports and vice versa, between UK ports, and at berth in a UK port.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the proposals: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which commenced in 2024 and applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2024-2026. “Shipping companies” (defined to include the ship owner or the entity that contractually assumes responsibility for compliance with ETS) will have to surrender allowances for 40% of their emissions in 2025 for the year 2024; 70% in 2026 for the year 2025; and 100% in 2027 for the year 2026. It is intended that the polluter pays principle is applied by way of the ETS costs clause. The EU has mandated its member states to introduce national laws which enable the ship owners to pass on the costs of ETS allowances to the actual commercial users/operators of the ships. Also, the cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the MRV system is also being revised such that the scope of ships to be monitored will now extend to those that are 400GT and more. The reason for this is because the ETS will apply to ships that are between 400GT and 5,000GT from circa 2027. Maritime allowances will be auctioned and there will be no free allocation. The ETS final form was agreed in December 2022. From a risk management perspective, new systems, including data management systems, personnel, cost recovery mechanisms, revised service agreement terms, and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspects of ETS compliance. The FuelEU regulation was passed into law on July 25, 2023 and will apply from January 1, 2025.

Responsible recycling and scrapping of ships is becoming an increasingly important issue for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and will enter into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this.

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

International Labor Organization

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. These regulations could cause us to incur additional substantial expenses.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. The EPA held a public hearing in January 2023 on the proposal. In December 2023, the EPA announced a final rule to reduce methane and other air pollutants from the oil and natural gas industry. The rule includes “Emissions Guidelines” for states to follow as they develop plans to limit methane emissions from existing sources.

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

European Mandatory Non-Financial Reporting Regulations

On November 28, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months from July 6, 2024 to integrate CSRD into national law. CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (e.g., respect for employee and human rights, anti-corruption and bribery, corporate governance, and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. CSRD will begin to apply on a phased basis starting from financial year 2024 through 2028, applicable to large EU and non-EU undertakings with substantial presence in the EU, subject to certain financial and employee thresholds being met. New systems, including data management systems, personnel, and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspects of CSRD compliance.

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

We are a Marshall Islands corporation with principal executive offices located at 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. Our significant wholly owned subsidiaries as of December 31, 2023 are listed in Exhibit 8.1 to this annual report on Form 20-F.

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

For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations for the Fiscal Years Ended December 31, 2021 and 2022” contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on April 3, 2023.

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

Available days. We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs, or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. Our calculation of Available Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen technical circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues. Our calculation of Operating Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We believe monitoring Fleet utilization assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and as such provides useful information to investors regarding the efficiency of our operations.

TCE Revenues / TCE Rates. We define TCE, or time charter equivalent, revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. The company’s calculation of TCE may not be similar to other method of calculation of other companies.

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

The following table sets forth our selected other operating data for the periods indicated.

	2022	2023
FLEET DATA
Total number of vessels at end of period (including leased vessels)	8	8
Average number of vessels(1)	8	8
Total calendar days for fleet	2,912	2,920
Total available days for fleet	2,901	2,920
Total operating days for fleet	2,893	2,920
Total time charter days for fleet	2,893	2,920
Total spot (voyage) days for fleet	-	-
Fleet utilization	99.72%	100.00%

	2022	2023
AVERAGE DAILY RESULTS
Time charter equivalent(2)	$27,310	$27,856
Vessel operating expenses(3)	$6,397	$6,345
General and administrative expenses(4)	$555	$2,293

(1)
Average number of vessels is the number of vessels that constituted our fleet (including chartered in vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel. Our definition of TCE may not be the same as reported by other companies in the shipping industry or other industries. Our method of calculating TCE rate is determined by dividing TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, but are payable by us in the case of a voyage charter, as well as commissions. TCE revenues and TCE rate, non-U.S. GAAP measures, are standard shipping industry performance measures that provide additional supplemental information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure. We use TCE rates and TCE revenues to compare period-to-period changes in our performance and it assists investors and our management in evaluating our financial performance. The following table reconciles our net revenues from vessel to TCE rate.

(3)
Operating expenses include crew wages and related costs, insurance, repairs and maintenance, spares and consumable stores, tonnage taxes and value added tax, or VAT, and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses, also affects our financial results.

(4)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2022	2023
On a consolidated basis
Total Revenues	80,656	82,949
Less:
Voyage expenses	(1,648)	(1,609)
Time charter equivalent revenues	79,008	81,340
Total operating days	2,893	2,920

Average Daily Time Charter Equivalent (TCE)	$27,310	$27,856

EBITDA*
U.S. dollars in thousands	2022	2023
EBITDA	46,554	43,058

*Non-US GAAP Measures

This report describes Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-US GAAP” measure). We define EBITDA as earnings before interest, taxes, depreciation, and amortization.

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

EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income, the most directly comparable U.S. GAAP measure.

Reconciliation of Net  Income to EBITDA

(Expressed in thousands of U.S. Dollars)	2022	2023
Net income	18,948	6,066

Add: Vessel depreciation	13,289	14,349
Add: Interest and finance costs	14,365	22,989
Less: Interest income	(48)	(346)
EBITDA	46,554	43,058

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

As of the date of this annual report, all of our vessels are bareboat chartered-in under our SLB arrangements which are accounted for as financings with the exception of two suezmax crude oil tankers which are accounted for as operating leases. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

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

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and VAT, and other miscellaneous expenses. We analyze vessel operating expenses on a U.S. dollar per day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

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

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and periods of charter hire for our tankers;
•	utilization of our tankers (earnings efficiency);
•	levels of our tanker’s operating expenses and dry-docking costs;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2023

The following table depicts changes in the results of operations for 2023 compared to 2022.

(Expressed in thousands of U.S. Dollars)	Year Ended December 31,		change
	2022	2023	YE23 v YE22
				$	%
Total charter revenues	80,656	82,949	2,293		3%
Voyage expenses	1,648	1,609	(39)		-2%
Operating lease Expense	10,840	10,840	-		0%
Vessel operating expenses	18,628	18,527	(101)		-1%
Vessel depreciation	13,289	14,349	1,060		8%
Management fees-related parties	2,093	2,200	107		5%
General and administrative expenses	1,617	6,697	5,080		314%
Gain on sale of vessels	(78)	-	78		-100%
Operating income	32,619	28,727	(3,892)		-12%
Interest and finance costs	(14,365)	(22,989)	(8,624)		60%
Interest income	48	346	298		621%
Equity gain/(loss) in unconsolidated joint ventures	646	(18)	(664)		-103%
Total other expenses, net	(13,671)	(22,661)	(8,990)		66%
Net income	18,948	6,066	(12,882)		-68%

Year on Year Comparison of Operating Results

1.	Vessel depreciation
During the year ended December 31, 2023, Vessel depreciation increased by $1.1 million, or 8%, compared to the same period in 2022, mainly due to the fact that M/Ts Eco Oceano CA, Julius Caesar and Legio X Equestris were delivered in March, January and March 2022, respectively, and we therefore incurred $0.4 million, $0.2 million and $0.5 million respectively less depreciation expense in 2022 when compared to the same period in 2023.

2.	General and administrative expenses
During the year ended December 31, 2023, our general and administrative expenses increased by $5.1 million, or 314%, compared to the year ended December 31, 2022, mainly due to $5.0 million of bonuses declared in 2023 (with no bonuses being declared in 2022), a $0.1 million increase in legal and consulting fees and expenses, a $0.1 million increase in auditor fees and a $0.1 million increase in foreign currency losses. These increases were offset by a $0.2 million decrease in utilities.

3.	Interest and Finance Costs
During the year ended December 31, 2023, interest and finance costs increased by $8.6 million, or 60%, compared to the same period in 2022 mainly due to:

•
a $7.3 million increase in interest costs mainly due to a) the increase in the variable interest rate of our credit facilities (LIBOR and SOFR) which increased from 4.74% in January 2023 to 5.62% in December 2023, while LIBOR ranged from 0.10% in January 2022 to 4.74% in December 2022, and b) the three new SLBs for M/Ts Eco Oceano CA, Julius Caesar and Legio X Equestris that we closed in March, January and March 2022 respectively for an aggregate amount of $156.2 million, that where incurring interest expense for the whole year ended December 31, 2023. These increases were offset by a $0.9 million decrease in interest and finance costs relating to M/Ts Eco Los Angeles and Eco City of Angels that were sold on February 28 and March 15, 2022;

•	$3.5 million of amortization of debt discount relating to the Cargill facility (please see “Item 18. Financial Statements—Note 7—Debt”) that commenced in 2023; and

•
an offsetting $1.3 million decrease in amortization of deferred financing fees mainly due to the acceleration of the amortization of $1.9 million of unamortized balances of deferred financing fees relating to the sale of M/Ts Eco Los Angeles and Eco City of Angels and the prepayment of our Unsecured Bridge Loan in 2022. By comparison, in 2023 we accelerated $0.6 million of deferred financing fees relating to the prepayment of the ABN and the Alpha Bank facilities (see “—B. Liquidity and Capital Resources—Debt Facilities— Prepayments of senior secured loans)”.

4.	Equity gain/(loss) in unconsolidated joint ventures
During the year ended December 31, 2023, equity gain in unconsolidated joint ventures turned into a loss resulting in a year on year change of $0.7 million or 103%. This was mainly due to the sharp increase of interest rates that materially affected interest and finance costs of the joint venture entities.

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Note 2 to our consolidated financial statements included herein we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. However, we would not impair those vessels’ carrying value under our accounting impairment policy due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Furthermore, since from 2021 tanker values have been constantly increasing there was no need to follow through with an undiscounted cash flows analysis due to the absence of impairment indications for all the vessels of our fleet.

As of December 31, 2023, we believe that the basic charter-free market values of our owned operating vessels are higher than the vessels carrying value by approximately 52.8%.

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

Please see “Item 3. Key Information—D. Risk Factors—Risks Related to our Industry—The international oil tanker industry has historically been both cyclical and volatile” and the discussion herein under the heading “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry.”

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

As of December 31, 2023, we had an indebtedness of $240.5 million, which after excluding unamortized financing fees and debt discounts amounts to a total indebtedness of $246.2 million. Finally, as of December 31, 2023, our cash and cash equivalent balances amounted to $40.0 million, held in U.S. Dollar accounts, $4.0 million of which are classified as restricted cash.

As of the date of this annual report our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after December 31, 2023.

Our medium- and long-term liquidity requirements relate to expenditures relating to the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations. Routine or strategic acquisitions may require the incurrence of additional indebtedness, including debt issuances, and/or additional equity issuances, which may be dilutive to our common shareholders.

Working Capital Requirements and Sources of Capital

As of December 31, 2023, we had a working capital deficit (current assets less current liabilities) of $2.6 million, which included an amount of $6.6 million relating to pre-collected revenue that is included in Unearned revenue in the accompanying consolidated balance sheets. This amount represents a current liability that does not require future cash settlement.

Our operating cash flow, provided that SOFR expectations for 2024 remain as they are as of the date of this annual report, is expected to slightly decrease when compared to the same period in 2023, since all our owned vessels except for M/Ts Marina del Rey, Julius Caesar and Legio X Equestris have loans with fluctuating interest rates leading to increased interest costs (please see “ITEM 11. Quantitative and qualitative disclosures about market risk -Interest rate risk” for a sensitivity analysis the increase in interest rates). Furthermore, we expect to incur significant expenses relating to scheduled Dry-dockings for three of our vessels (M/Ts Eco Marina Del Rey, Eco Bel Air and Eco Beverly Hills) in the first half of 2024.

Cash Flow Information

Cash and cash equivalents and restricted cash were $24.5 million and $40.0 million as of December 31, 2022 and 2023 respectively.

Net Cash from Operating Activities.

Net cash provided by operating activities decreased by $4.5 million, or 13%, for 2023 to $28.9 million, compared to $33.4 million for 2022.

Adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2023 totaled $28.3 million. This consisted mainly of $14.3 million of depreciation expenses, $9.3 million of amortization of right of use assets from operating leases and $4.7 million of amortization and write offs of deferred financing costs and debt discounts. The cash inflow from operations was offset by a $5.0 million decrease in current liabilities and a $0.4 million increase in current assets.

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

Net Cash from Investing Activities.

Net cash provided by investing activities in the period ended December 31, 2023 was $2.5 million, deriving exclusively from return of investments in unconsolidated joint ventures.

Net cash used in investing activities in the period ended December 31, 2022 was $142.7 million, consisting of $216.7 million of cash paid for advances for vessels under construction, offset by $71.7 million net proceeds from sale and exchange of vessels and $2.3 million of return of investments in unconsolidated joint ventures.

Net Cash from Financing Activities.

Net cash used in financing activities in the period ended December 31, 2023 was $16.0 million, consisting of $76.4 million of principal payments and prepayments of long term, $26.3 million of payments for our Series F Preferred Shares redemptions, $6.0 million in payments of dividends for our Series E Preferred Shares and our Series F Preferred Shares and $1.6 million in payments of financing costs. These were offset by $82.0 million of proceeds from long term debt and $12.3 million of proceeds from issuance of our common stock net of equity issuance costs.

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

Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” in our Annual Report on Form 20-F, filed on April 3, 2023 where the 2022 cash flow information may be found.

Debt Facilities

For a more complete description of debt facilities entered into in the year ended December 31, 2023 as well as for a description of debt facilities entered into before the year ended December 31, 2023 please see “Item 18. Financial Statements—Note 7—Debt.”.

Prepayments of senior secured loans

ABN Facility

On March 18, 2021, we entered into a credit facility with ABN Amro for $36.8 million for the financing of the vessel M/T Eco West Coast. This facility was drawn down in full. The credit facility was repayable in 24 consecutive quarterly installments of $0.61 million commencing in June 2021, plus a balloon installment of $22.0 million payable together with the last installment. The facility bore interest at LIBOR plus a margin of 2.50%. From June 23, 2023, ABN Amro switched the facility’s variable rate from LIBOR to Compounded SOFR. On December 14, 2023, this facility was fully prepaid using part of the proceeds from the 3rd AVIC SLB (see “—3rd AVIC Sale and Leaseback.”).

Alpha Bank Facility

On May 6, 2021, we entered into a credit facility with Alpha Bank for $38.0 million for the financing of the vessel M/T Eco Malibu. This facility was drawn down in full. The credit facility was repayable in 12 consecutive quarterly installments of $0.75 million and 12 consecutive quarterly installments of $0.63 million, commencing three months from draw down, and a balloon payment of $21.5 million payable together with the last installment. The facility bore interest at LIBOR plus a margin of 3.00%. From June 9, 2023, Alpha Bank switched the facility’s variable rate from LIBOR to Term SOFR On December 21, 2023, this facility was fully prepaid through part of the proceeds from the Huarong SLB (see “—Huarong Sale and Leaseback”).

New facilities

HSBC Bridge Loan

On January 15, 2024, we entered into the HSBC Bridge with HSBC Private Bank (Suisse) SA for the purpose of partially financing the purchase of M/Ts Julius Caesar and Legio X Equestris, following the exercise of our purchase options under the CMBFL SLB (see “— New CMBFL SLBs”).  Under the HSBC Bridge, we drew down $20.0 million on January 16, 2024 for the purchase of M/T Julius Caesar (which amount we repaid on January 18, 2024) and another $8.0 million on January 23, 2024 for the purchase of M/T Legio X Equestris (which amount we repaid on January 25, 2024). The HSBC Bridge was for a maximum amount of $24.0 million at any time, carried an interest of 3% plus term SOFR and was guaranteed by Mr. Evangelos J. Pistiolis. For his guarantee, Mr. Evangelos J. Pistiolis charged the Company a 1% fee on the amounts drawn down under the HSBC Bridge.

Financings Committed under Sale and Leaseback Agreements

3rd AVIC SLB

On December 14, 2023 we consummated an SLB with AVIC (the “3rd AVIC SLB”) in the amount of $41.0 million, for the purpose of refinancing the indebtedness secured over the M/T Eco West Coast. We bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $0.18 million and a balloon payment of $19.0 million payable together with the last installment, plus interest based on Term SOFR plus 2.65% per annum. As part of this transaction, we have continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option will be exercised. At the end of the ten -year period we have an obligation to buy back the vessel at a cost represented by the balloon payment. As part of the 3rd AVIC Facility, AVIC reduced the margin of the 2nd AVIC Facility from 3.5% to 3.0%.

Huarong SLB

On December 20, 2023, we consummated an SLB with China Huarong Shipping Financial Leasing Co Ltd. (“Huarong” and the “Huarong SLB”) in the amount of $41.0 million, for the purpose of refinancing the indebtedness secured over the M/T Eco Malibu. We bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $0.18 million and a balloon payment of $19.0 million payable together with the last installment, plus interest based on Term SOFR plus 2.50% per annum. As part of this transaction, we have continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option will be exercised. At the end of the ten-year period we have an obligation to buy back the vessel at a cost represented by the balloon payment.

New CMBFL SLBs

On January 16 and January 23, 2024, we exercised our purchase options under the CMBFL SLB and took full ownership of M/Ts Julius Caesar and Legio X Equestris for $48.6 million and $49.3 million, respectively. Following the purchase of the vessels that was funded with cash and the HSBC Bridge, on January 18 and January 25, 2024 we concluded SLBs (the “New CMBFL SLBs”) for the financing of M/Ts Julius Caesar and Legio X Equestris respectively from the same institution (CMBFL). The duration of the New CMBFL SLBs is for eight years and the Company has continuous options, after the first year, to buy back the vessels at purchase prices stipulated in the New CMBFL SLBs depending on when the option will be exercised. At the end of the eight-year period, the Company has an option to buy back the vessels for consideration of $37.5 million per vessel. The New CMBFL SLBs have a fixed bareboat hire rate of $7.3 million per annum, which includes both interest and repayment. The consideration from the New CMBFL SLBs amounted to $125.0 million ($62.5 million per vessel) and the SLBs have similar customary covenants and event of default clauses as the SLBs that preceded them with CMBFL, as further described in “Item 18. Financial Statements—Note 7—Debt.”

Covenant Compliance

As of December 31, 2023, we were in compliance with all covenants with respect to our sale and leaseback agreements. The fair value of debt outstanding on December 31, 2023, after excluding unamortized financing fees and debt discounts, approximates its carrying amount when valuing the Cargill SLB on the basis of the Commercial Interest Reference Rates as applicable on December 31, 2023.

Operating Leases

On December 1 and December 10, 2020, we sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air, respectively, to an unaffiliated third party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. We do not have any option nor obligation to buy back the vessels. The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. Part of these covenants is a requirement to maintain a minimum liquidity of $4 million at all times which is certified bi-annually. As of December 31, 2023, we were in compliance with all covenants of the Navigare Lease.

Please see “Item 18. Financial Statements—Note 6—Leases.” for more detailed information.

C.	Research and Development, Patents and Licenses, Etc.

None.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2023, the BDTI reached a high of 1,642 and a low of 713 while the BCTI reached a high of 1,250 and a low of 563. Historically and even more so since the start of the financial crisis in 2008 the performance of the BDTI and the BCTI have been characterized by high volatility. Although the BDTI was 1,159 as of March 25, 2024, there can be no assurance that the crude oil charter market will continue to increase, and the market could again decline.

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

Furthermore, the intensity and duration of the recently declared war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have increasingly been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas. An increasing number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays and for vessels transiting the region, war risk premium has increased substantially. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea. Regarding the possible impact of supply chain disruptions that have or may emanate from the war between Israel and Hamas, our operations have not been affected materially and we do not expect them to be in the future.

Inflation has had a moderate impact on our vessel operating expenses and corporate overheads. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

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

Vessel depreciation. We record the value of our vessels at their cost (which includes the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition such as initial repairs, improvements and delivery expenses to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost of the vessel less its residual value which is estimated to be $300 per light-weight ton. An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in the residual value would have the effect of increasing the annual depreciation charge. The estimated residual value of the vessels may not represent the fair value at any one time since market prices of light-weight tons tend to fluctuate.

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

In both 2022 and 2023, tanker values increased and as a result in both years the charter-free market value of each vessel of our fleet was higher than its carrying amount. As such we had no indicators of potential impairment and did not perform the undiscounted cash flow test for any vessel of our fleet. Therefore, for the years ended December 31, 2022 and 2023, this is not considered a critical accounting estimate.

Also see “Item 18. Financial Statements—Note 2— Significant Accounting Policies”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Members of our Board of Directors are elected annually on a staggered basis and each director elected holds office for a three-year term.

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	51	Director, President, Chief Executive Officer
Alexandros Tsirikos	49	Director, Chief Financial Officer
Konstantinos Patis	50	Chief Technical Officer
Vangelis G. Ikonomou	60	Chief Operating Officer
Konstantinos Karelas	51	Independent Non-Executive Director
Stavros Emmanuel	81	Independent Non-Executive Director
Paolo Javarone	50	Independent Non-Executive Director

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

On September 1, 2010, we entered into separate agreements with Central Mare, pursuant to which Central Mare furnishes our four executive officers as described below. On December 10, 2023, our compensation committee comprising independent directors suggested and the board of directors granted to Mr. Evangelos J. Pistiolis a bonus of $5.0 million. During the fiscal year ended December 31, 2023, we paid to the members of our senior management and to our directors aggregate compensation of $0.4 million and declared a $5.0 million bonus to our Chief Executive Officer, which was paid in January 2024. We do not have a retirement plan for our officers or directors and we did not issue any stock options or other securities to them as part of compensation for the fiscal year ended December 31, 2023.

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

Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have two executive directors and three independent non-executive directors. The terms of our Class II directors, Paolo Javarone and Konstantinos Karelas, expires at the annual general meeting of shareholders in 2024. The term of our Class III director, Alexandros Tsirikos, expires at the annual general meeting of shareholders in 2025. The terms of our Class I directors, Stavros Emmanuel and Evangelos J. Pistiolis expires at the annual general meeting of shareholders in 2026.

Committees of our Board of Directors

We currently have an audit committee composed of three independent members, who are responsible for reviewing our accounting controls and recommending to our Board of Directors, the engagement of our outside auditors. Konstantinos Karelas, Paolo Javarone and Stavros Emmanuel (Chairman), whose biographical details are included in “Item 6. Directors, Senior Management and Employees” of this Annual Report, are the members of the audit committee, and our Board of Directors has determined that they are independent under the Nasdaq corporate governance rules.

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

As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. domestic companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on Nasdaq, please see “Item 16G. Corporate Governance”.

D.	Employees

We have no direct employees, while our four executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2021, 2022 and 2023, we employed 146, 170 and 178 sea-going employees, indirectly through our Fleet Manager.

E.	Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the beneficial ownership of our voting securities, comprised of our common shares and Series D Preferred Shares, as of the date of this annual report, held by: (i) each person or entity that we know beneficially owns 5% or more of our common shares and (ii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All shareholders of common stock are entitled to one vote for each common share held and holders of our Series D Preferred Shares are entitled to 1,000 votes per Series D Preferred Share held.  Percentages in the table below are based on 4,626,197 common shares and 100,000 Series D Preferred Shares outstanding as of March 29, 2024.

Name and Address of Beneficial Owner	Number of Shares Owned	Percentage of Class	Percentage of Total Voting Power
Lax Trust (1)	100,000 Series D Preferred Shares (1)	100%	95.58%
3 Sororibus Trust(2)	2,930,718 Common Shares	63.35%	2.80%
Evangelos J. Pistiolis(3)	446,446 Common Shares	9.65%	0.43%
Executive officers, directors and key employees(4)	0 Common Shares	0%	0.00%

(1)
The Lax Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters entered in connection with the lease, under certain circumstances, and in exchange, we amended the Certificate of Designations governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. The above percentage of total voting power is based on 100,000,000 votes carried by the outstanding Series D Preferred Share (1,000 votes per Series D Preferred Share held).

(2)
The above information is derived, in part, from the Amendment No. 39 to the 13D/A filed with the SEC on February 14, 2024. 3 Sororibus Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis. The business address of 3 Sororibus Trust is 31 Kitiou Kyprianou, 3036, Limassol, Cyprus. 3 Sororibus Trust is the sole shareholder of Family Trading Inc., or Family Trading, a Marshall Islands corporation, and may be deemed to beneficially own all of the common shares beneficially owned by Family Trading.

(3)	The above information is derived, in part, from the Amendment No. 39 to the 13D/A filed with the SEC on February 14, 2024.
(4)	Excludes the shares held by Mr. Evangelos J. Pistiolis that are reported elsewhere in this table.
.
As of March 29, 2024, we had one shareholder of record, Cede & Co, which is located in the United States and held an aggregate of 4,626,197 of our common shares, representing 100% of our outstanding common shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2021, 2022 and 2023 are $0.4 million per year.

(b) Central Shipping Inc. (“CSI”) – Letter Agreement and Management Agreements

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

Pursuant to the CSI Letter Agreement, as well as the CSI Management Agreements concluded between CSI and our vessel-owning subsidiaries, we pay a management fee of $630 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the CSI Management Agreements provide for payment to CSI of: (i) $573 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of our newbuilding vessels while the vessels are under construction, for which we pay CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSI provides, at cost, all accounting, reporting and administrative services. Finally, the CSI Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at our discretion. The CSI Management Agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the CSI Management Agreements, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and, if CPI is less than 2%, then a 2% increase is effected.

The fees charged by and expenses relating to CSI for the years ended December 31, 2021, 2022 and 2023 were $5.7 million, $4.9 million and $3.4 million respectively. For the years ended December 31, 2021, 2022 and 2023, CSI also charged us newbuilding supervision related pass-through costs amounting to $1.2 million, $0.2 million and $0.0 million respectively.

(c) Issuance of Series E Preferred Shares to Family Trading Inc (“Family Trading”)

On September 8, 2021, pursuant to a Sale and Purchase Agreement between the Issuer and Zizzy Charter Co. dated September 8, 2021, we issued 2,188 Series E Preferred Shares to Family Trading as partial settlement of the consideration outstanding for the purchase of an additional 65% ownership interest in each of Julius Caesar Inc. and Legio X Inc., each a party to shipbuilding contracts for VLCC Julius Caesar and VLCC Legio X Equestris, respectively, from a party affiliated with Mr. Pistiolis. On December 6, 2023, Family Trading converted all of its 13,452 Series E Preferred Shares into 2,930,718 Common Shares pursuant to the terms of the Series E Preferred Shares, at a Series E Conversion Price of $4.59. All converted Series E Preferred Shares were cancelled upon conversion and we currently have no Series E Preferred Shares outstanding.

(d) Vessel Acquisitions from affiliated entities

From January 8, 2021 to September 8, 2021 we entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis. As of December 31, 2023, we don’t owe anything to the previous owners of the newbuilding vessels. For more information on these vessel acquisitions please see “Item 18. Financial Statements—Note 1— Basis of Presentation and General Information.” and “Item 4. Information On the Company - A. History and Development of the Company.”

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

(g) Issuance of Series F Preferred Shares

On January 17, 2022, we entered into a stock purchase agreement with Africanus Inc., an affiliate of our CEO for the sale of up to 7,560,759 Series F Non-Convertible Perpetual Preferred Shares, par value $0.01, in exchange for (i) the assumption by Africanus Inc. of an amount of $48.0 million of shipbuilding costs for vessels M/T Eco Oceano CA, M/T Julius Caesar and M/T Legio X Equestris, and (ii) settlement of our remaining payment obligations relating to the acquisition in September 8, 2021 of an additional 65% ownership interest in the newbuilding contracts for its two VLCCs, in an amount of up to $27.6 million. A total of 7,200,000 Series F Preferred Shares were issued. On July 8, 2022, we redeemed 865,558 of our Series F Preferred Shares for an aggregate amount of approximately $10.4 million, payable in cash. On December 30, 2022, we redeemed 483,694 of our Series F Preferred Shares for an aggregate amount of approximately $5.8 million, payable in cash. On January 13, 2023, we redeemed 1,000,000 of our Series F Preferred Shares for an aggregate amount of approximately $12.0 million, payable in cash. On March 6, 2023, we redeemed 1,016,667 of our Series F Preferred Shares for an aggregate amount of approximately $12.2 million, payable in cash. On April 19, 2023, we redeemed 174,454 of our Series F Preferred Shares for an aggregate amount of approximately $2.1 million, payable in cash. On February 6, 2024, we fully redeemed all of our outstanding 3,659,627 Series F Preferred Shares for an aggregate amount of approximately $43.9 million, payable in cash. Following completion of the redemptions, as of the date hereof, we have no Series F Preferred Shares outstanding. In December 2022, 100% of Africanus Inc shares were transferred to 3 Sororibus Trust, which is an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis.

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

(i) HSBC Bridge Guarantee

As described above under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities—HSBC Bridge Loan,” Evangelos J. Pistiolis provided a guarantee for the Company’s performance under the HSBC Bridge and charged the Company a 1% fee on the amounts drawn down under the HSBC Bridge.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

B.	Significant Changes

All significant changes have been included in the relevant sections.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since July 23, 2004, the primary trading market for our common shares has been Nasdaq on which our shares are now listed under the symbol “TOPS.”

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Purpose

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws, as further amended, do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 4,626,197 shares were issued and outstanding as of December 31, 2023 and 20,000,000 preferred shares with par value of $0.01, of which 100,000 Series D Preferred Shares and 3,659,627 Series F Preferred Shares were issued and outstanding as of December 31, 2023. On February 6, 2024, we fully redeemed all of our outstanding Series F Preferred Shares pursuant to their terms, following which no Series F Preferred Shares are outstanding. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

On September 14, 2016, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of September 22, 2016, by and between us and Computershare Trust Company, N.A., as rights agent (succeeded by our current transfer agent), described below under the section entitled “—Stockholders Rights Agreement”. In connection with the Stockholders Rights Agreement, we designated 1,000,000 shares as Series A Participating Preferred Stock, none of which were outstanding as of December 31, 2023.

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

Maturity. The Series D Preferred Shares shall expire and all outstanding Series D shares shall be redeemed by us for par value on the date that any financing facility with any financial institution, which requires that any member of the family of Mr. Evangelos J. Pistiolis maintains a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of our issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable. Currently the SLB’s with AVIC, CMBFL, Huarong and Navigare have similar provisions that are satisfied via the existence of the Series D Shares.

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

Description of Series F Preferred Shares

On January 17, 2022, we entered into a stock purchase agreement with Africanus Inc., owned by 3 Sororibus Trust, an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis, for the sale of up to 7,560,759 Series F Non-Convertible Perpetual Preferred Shares, par value $0.01, in exchange for (i) the assumption by Africanus Inc. of an amount of $48.0 million of shipbuilding costs for vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of our remaining payment obligations relating to the acquisition in September 8, 2021 of an additional 65% ownership interest in the newbuilding contracts for its two VLCCs, in an amount of up to $27.6 million.

A total of 7,200,000 Series F Preferred Shares were issued. On July 8, 2022, we redeemed 865,558 of our Series F Preferred Shares for an aggregate amount of approximately $10.4 million, payable in cash. On December 30, 2022, we redeemed 483,694 of our Series F Preferred Shares for an aggregate amount of approximately $5.8 million, payable in cash. On January 13, 2023, we redeemed 1,000,000 of our Series F Preferred Shares for an aggregate amount of approximately $12.0 million, payable in cash. On March 6, 2023, we redeemed 1,016,667 of our Series F Preferred Shares for an aggregate amount of approximately $12.2 million, payable in cash. On April 19, 2023, we redeemed 174,454 of our Series F Preferred Shares for an aggregate amount of approximately $2.1 million, payable in cash. On February 6, 2024, we fully redeemed all of our outstanding 3,659,627 Series F Preferred Shares for an aggregate amount of approximately $43.9 million, payable in cash. Following completion of the redemptions, we have no Series F Preferred Shares outstanding.

The Series F Preferred Shares had the following characteristics:

Voting. The holders of Series F Preferred Shares were entitled to the voting power of ten (10) of our common shares per Series F Preferred Share. The holders of Series F Preferred Shares and the holders of common shares voted together as one class on all matters submitted to a vote of shareholders. Except as required by law, the holders of Series F Preferred Shares had no special voting rights and their consent was not required for taking any corporate action.

Distributions. Upon any liquidation, dissolution or winding up of our Company, the holders of Series F Preferred Shares were entitled to receive the net assets of the Company pari passu with the Common Shares.

Redemption. The Company at its option had the right to redeem a portion or all of the outstanding Series F Preferred Shares. Upon an optional redemption, the Company was required to pay an amount equal to $10 per Series F Preferred Share redeemed (the “Liquidation Amount”), plus a redemption premium of 20% of the Liquidation Amount. The Series F Preferred Shares included a mandatory redemption provision tied to minimum voting requirements for the Company’s major shareholders, including affiliates of the CEO, pursuant to which if such minimum voting rights fell below 50% the Company would be obliged to redeem the full amount of the then outstanding Series F Preferred Shares at a redemption premium of 40%.

Dividends. The holders of outstanding Series F Preferred Shares were entitled to receive semi-annual dividends payable in cash at a rate of 13.5% per year of the Liquidation Amount of the then outstanding Series F Preferred Shares. In addition, a one-time cash dividend equal to 4.0% of the Liquidation Amount was payable to the relevant holders 30 days following the initial issuance of Series F Preferred Shares.

Ranking. All shares of Series F Preferred Shares ranked pari passu with the Company’s common shares.

Description of June 2022 Warrants and October 2022 Warrants

On June 3, 2022, we entered into a securities purchase agreement with a single unaffiliated institutional investor to purchase approximately $7.2 million of our common shares (or pre-funded warrants in lieu thereof) in a registered direct offering and warrants to purchase common shares in a concurrent private placement (the “June 2022 Warrants”). On June 7, 2022, we issued 19,583 of our common shares and pre-funded warrants to purchase 40,012 common shares in the registered direct offering, and 14,303,000 warrants (the “June 2022 Warrants”) to purchase 59,595 common shares in the concurrent private placement for a purchase price of $120.00 per common share and June 2022 Warrants and $119.976 per pre-funded warrant and June 2022 Warrant.

On October 10, 2022, we entered into a warrant exercise inducement letter agreement (“Inducement Letter”) with an accredited investor that was an existing holder of the June 2022 Warrants, wherein the investor agreed to exercise all of the June 2022 Warrants at an exercise price reduced from $120.00 per share to $81.00 per share, in consideration for the issuance of new warrants (the “October 2022 Warrants”) to purchase up to an aggregate of 89,393 common shares for a purchase price of $81.00 per common share. The net proceeds of the exercise of the June 2022 Warrants to the Company, after deducting estimated expenses and fees, were approximately $4.5 million.

The following description of the characteristics of the October 2022 Warrants is a summary and does not purport to be complete and is qualified by reference to the Form of Common Stock Purchase Warrant attached as an exhibit to our Report on Form 6-K filed with the SEC on October 11, 2022.

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

Exercise Price. The exercise price per whole common share purchasable upon exercise of the October 2022 Warrants is $81.00 per share. The exercise price is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our shareholders.

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

Rights as a Shareholder. Except as otherwise provided in the October 2022 Warrants or by virtue of such holder’s ownership of our common shares, the holder of the October 2022 Warrants does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the warrant.

Governing Law. The October 2022 Warrants and the October 2022 Warrants Agreement are governed by New York law.

Description of Class C Warrants

On December 6, 2022, we closed a public offering of 562,500 units, each consisting of one of our common shares and Class C Warrants to purchase one common share, at a price of $24.00 per unit. The gross proceeds of the offering to us, before discounts and commissions and estimated offering expenses, were approximately $13.5 million.

The following description of the characteristics of the Class C Warrants is a summary and does not purport to be complete and is qualified by reference to the Form of Class C Common Stock Purchase Warrant and the Warrant Agency Agreement attached as exhibits to our Report on Form 6-K filed with the SEC on December 14, 2022.

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

Exercise Price. The exercise price per whole common share purchasable upon exercise of the Class C Warrants was $24.00 per share. The exercise price is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our shareholders. On February 14, 2023 we entered into a securities purchase agreement with several institutional investors as part of a registered direct equity offering, under which we reduced the exercise price per common share under the outstanding Class C Warrants to $16.20 per common share with all other terms remaining unchanged.

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

Governing Law. The Class C Warrants and the Class C Warrant Agreement are governed by New York law.

Description of February 2023 Warrants

On February 14, 2023, we entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase up to 837,094 units, each unit consisting of (i) one common share, par value $0.01 per share (each, a “Common Share”) of the Company and (ii) warrants to purchase one Common Share in a registered direct offering. On February 16, 2023, we issued 837,094 Common Shares and 10,045,185 warrants (the “February 2023 Warrants”) to purchase 837,094 common shares with an exercise price of $16.20 per common share.

The following description of the characteristics of the February 2023 Warrants is a summary and does not purport to be complete and is qualified by reference to the Form of Common Stock Purchase Warrant attached as an exhibit to our Report on Form 6-K filed with the SEC on February 16, 2023.

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

Exercise Price. The exercise price per whole common share purchasable upon exercise of the February 2023 Warrants is $16.20 per share. The exercise price is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our shareholders.

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

Classified Board

Our Third Amended and Restated Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.

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

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates. Our Bylaws provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of us, including any such action arising under the Exchange Act or the Securities Act (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other of our employees or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our Bylaws to be inapplicable or unenforceable in such action. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Shareholders’ derivative actions, including those arising under the Exchange Act or Securities Act, are subject to our forum selection provision. To the extent that the exclusive forum provision would apply to restrict the courts in which our shareholders may bring claims arising under the Exchange Act or the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. For more information regarding the risks connected to the forum selection provision in our Bylaws, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Common Shares— We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.”

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

●
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of our outstanding common shares (by reclassification or otherwise), declared on our common shares since the immediately preceding quarterly dividend payment date; and

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

We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Commitments under Sale and Leaseback Arrangements,” “Item 6. Directors, Senior Management and Employees—B. Compensation”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, “Item 18. Financial Statements—Note 5—Transactions with related parties”, “Item 18. Financial Statements—Note 6—Leases” and “Item 18. Financial Statements—Note 7—Debt” for a discussion of our material agreements that we have entered into outside the ordinary course of our business.

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

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income generally would be subject to a 4% tax imposed without allowance for deductions as described below.

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

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly-Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We believe that we satisfied the 50% Ownership Test for the taxable year 2023 and intend to take this position on our U.S. federal income tax return for the 2023 year. This is a factual determination made on an annual basis, and no assurance can be given that we will satisfy the 50% Ownership Test in future taxable years.

In order to satisfy the Publicly-Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock that is traded, is and we anticipate will continue to be “primarily traded” on the Nasdaq Capital Market. The Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, did not constitute more than 50% of our outstanding shares by vote for the 2023 taxable year, and accordingly, we did not satisfy the listing threshold for the 2023 taxable year.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that:

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

We believe that we were not a PFIC for our 2014 through 2023 taxable years, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2023 or 2024 taxable year, any dividends paid by us during 2024 will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

We believe that we were not a PFIC for our 2014 through 2023 taxable years because we had no bareboat chartered-out vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

The QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes such holder’s pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF Election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.

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

We file annual reports and other information with the SEC. Our SEC filings are available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.topships.org. The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this annual report.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR (as, although we amended our financing arrangements to transition from LIBOR to SOFR, such arrangements previously used LIBOR, including during the fiscal years ended December 31, 2022 and 2023) (See “Item 18. Financial Statements—Note 7—Debt”). Furthermore we may be subject to additional market risks relating to changes in interest rates when we take on additional indebtedness. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. As of December 31, 2023, our total indebtedness excluding unamortized financing fees and debt discounts was $246.2 million, of which $23.1 million refer to the Cargill SLB, the interest rate of which does not fluctuate.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2023, a hypothetical one percentage point increase in the U.S. dollar LIBOR would increase our interest rate expense for 2024, on an annualized basis, by approximately $2.2 million.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2022, a hypothetical one percentage point increase in the U.S. dollar LIBOR would increase our interest rate expense for 2023, on an annualized basis, by approximately $2.2 million.

Foreign Exchange Rate Fluctuation

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2023, approximately 97.2% of our expenses were in U.S. Dollars, 2.3% were in Euro and approximately 0.5% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2023 and using as an average exchange rate of $1.0824 to €1, a 5% decrease in the exchange rate to $1.0283 to €1 would result in an expense saving of approximately $0.1 million. Since we have no revenues in Euros an inverse 5% change in the exchange rate would lead to an equivalent additional expense of the same amount.

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

As of December 31, 2023, we had no accrued or unpaid dividends under our Series F Preferred Shares (none of which are outstanding as of the date of this annual report).

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 14, 2016, we adopted a Stockholders Rights Agreement, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third-party seeks to acquire control of a substantial block of our common shares without the approval of our Board of Directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Agreement” included in this annual report for a description of our Stockholders Rights Agreement.

Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our October 2022 Warrants, Class C Warrants, February 2023 Warrants and Series D Preferred Shares relative to the rights of holders of our common shares.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2023.

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

Based on this evaluation, the chief executive officer and chief financial officer concluded that, as of December 31, 2023, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2023.

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

Our Board of Directors has adopted a Corporate Code of Business Ethics and Conduct that applies to all employees, directors and officers, which complies with applicable guidelines issued by the SEC. The finalized Code of Ethics has been approved by our Board of Directors and was distributed to all employees, directors and officers. This document is available under the “Corporate Governance” tab in the “Investors Relations” section of our website at www.topships.org. Information on or accessed through our website does not constitute a part of this annual report and is not incorporated by reference herein. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Mr. Alexandros Tsirikos at our registered address and phone number.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to us for the years ended December 2022 and 2023 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of interim financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. In addition, it includes fees billed for professional services rendered for the audit and reviews of Rubico Inc. Predecessor financial statements, as well as in connection with (i) the issuance of related consents and (ii) the review of Rubico Inc.’s registration statement. For 2022 and 2023, no other non-audit, tax or other fees were charged.

U.S. dollars in thousands,	Year Ended
	2022	2023
Audit Fees	379.5	410.3

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee charter contains pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our audit committee to review and pre-approve all auditing services and permitted non-auditing services rendered to the Company by its outside auditors (subject to the exception provided in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X for certain de minimis non-audit services not recognized by the Company at the time of the engagement), in each case including fees. Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

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

Other than as noted above, we are in compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted an insider trading policy, as a component of our Corporate Code of Business Ethics and Conduct, which applies to all of the Company’s directors, officers and employees as well as their family members, and sets forth procedures governing the purchase, sale and other disposition of our securities by such parties. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy has been filed as Exhibit 11.1 to this Annual Report.

ITEM 16K.	CYBERSECURITY

We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our board of directors and senior management team ensure that adequate resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We implement risk-based controls to protect our information, the information of our customers, suppliers, and other third parties, our information systems, our business operations, and our vessels.

As part of our cybersecurity risk management system, our information & technology management team tracks and logs privacy and security incidents across our Company and our vessels to remediate and resolve any such incidents. Significant incidents are reviewed regularly by our information & technology management team to determine whether further escalation is appropriate. We also engage third parties, such as specialized assessors and consultants to audit our information security systems, whose findings are reported to our senior management team. Any identified incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to our senior management team who is responsible to assess its overall materiality in due time and decide whether further reference to our board of directors is necessary. We further consult with outside counsel as appropriate, including on materiality analysis and disclosure requirements’ matters, and our senior management, in cooperation if required with our board of directors, makes the final materiality determinations and disclosure and other compliance decisions.

As we do not have a dedicated board committee solely focused on cybersecurity, our senior management team has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any material findings and recommendations, as appropriate, to our board of directors for consideration.

Overall, our approach to cybersecurity risk management includes the following key elements:

(i)   Continuous monitoring of cybersecurity threats, both internal and external. through the use of data analytics and network monitoring systems.

(ii)  Engagement of third party consultants and other advisors to assist in assessing points of vulnerability of our information security systems.

(iii) Overall assessment of cybersecurity incidents materiality and potential impact on the company’s operations and financial condition by our senior management team and our board of directors, in cooperation, if considered necessary, with specialized external consultants.

(iv) Oversight responsibility of cybersecurity risks and compliance with relevant disclosure requirements lies with our senior management team and our board of directors.

(v)  Training and Awareness – we have various information technology policies relating to cybersecurity. We also provide employee training that is administered on a periodic and on a case by case basis that reinforces our information technology policies, standards and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated appropriate resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition. For more information certain risks associated with cybersecurity, see “Item 3.D. Risk Factors—Company-Specific Risk Factors—We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18. “Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19.	EXHIBITS

Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of TOP Ships Inc. (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed with the SEC on June 24, 2011).

1.2
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K, filed with the SEC on April 18, 2014).

1.3
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 15, 2016 (incorporated by reference to Exhibit 1.3 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 26, 2016).

1.4
Certificate of Correction to the Third Amended and Restated Articles of Incorporation, dated February 14, 2017 (incorporated by reference to Exhibit 1.4 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018).

1.5
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated May 10, 2017 (incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018).

1.6
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated June 22, 2017 (incorporated by reference to Exhibit 1.6 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018).

1.7
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 2, 2017 (incorporated by reference to Exhibit 1.7 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018).

1.8
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated October 5, 2017 (incorporated by reference to Exhibit 1.8 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018).

1.9
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated March 23, 2018 (incorporated by reference to Exhibit 1.9 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018).

1.10
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 21, 2019 (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed with the SEC on August 22, 2019).

1.11
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 7, 2020 (incorporated by reference to Exhibit 1.11 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021).

1.12
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated September 22, 2022 (incorporated by reference to Exhibit 1.12 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 3, 2023).

1.13	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K, filed with the SEC on March 9, 2007).

1.14	Amendment No. 1 to the Amended and Restated By-Laws (incorporated by reference to Exhibit 1 of the Company’s Current Report on Form 6-K, filed with the SEC on November 28, 2014).

2.1	Form of Share Certificate (incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2009).

2.2	Form of October 2022 Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed with the SEC on October 11, 2022).

2.3	Form of Class C Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 6-K, filed with the SEC on December 14, 2022).

2.4	Form of February 2023 Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 6-K, filed with the SEC on February 16, 2023).

2.5
Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of TOP Ships Inc.(incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed with the SEC on September 22, 2016).

2.6
Statement of Designations, Preferences and Rights of the Series D Preferred Stock of TOP Ships Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed with the SEC on May 8, 2017).

2.7
Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock of TOP Ships Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed with the SEC on December 4, 2020).

2.8	Description of Securities*

4.1	TOP Ships Inc. 2015 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 26, 2016).

4.2
Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed with the SEC on September 22, 2016).

4.3
Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Technical Officer (incorporated by reference to Exhibit 4.5 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018).

4.4
Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Executive Vice-President and Chairman (incorporated by reference to Exhibit 4.6 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018).

4.5
Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of President and Chief Executive Officer (incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018).

4.6
Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Financial Officer (incorporated by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018).

4.7
Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull 8242 (renamed Eco Marina Del Rey) (incorporated by reference to Exhibit 4.105 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2019).

4.8
Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S874 (TBN Eco Bel Air) (incorporated by reference to Exhibit 4.108 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2019).

4.9
Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S875 (TBN Eco Beverly Hills) (incorporated by reference to Exhibit 4.113 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2019).

4.10
Fifth Amendment to the Agreement for Provision of Personnel, dated January 1, 2019, between Top Ships Inc. and Central Mare Inc. (incorporated by reference to Exhibit 4.115 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2019).

4.11
Letter Agreement from Central Shipping Inc. to Top Ships Inc. dated as of January 1, 2019, in respect of provision of management services (incorporated by reference to Exhibit 4.116 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2019).

4.12
Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $37,660,000, dated March 12, 2020, by and among Alpha Bank A.E., California 19 Inc. and California 20 Inc., in relation to the M/T Eco Yosemite Park and M/T Eco Joshua Park (incorporated by reference to Exhibit 4.25 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021).

4.13
First Supplemental Agreement in relation to the Loan Agreement dated March 12, 2020, by and among Alpha Bank S.A, California 19 Inc., California 20 Inc., Central Mare Inc. and Top Ships Inc., in relation to the M/T Eco Yosemite Park and M/T Eco Joshua Park (incorporated by reference to Exhibit 4.26 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021).

4.14
Corporate Guarantee, dated December 8, 2020, by and between Top Ships Inc. and Alpha Bank S.A., in respect of the obligations under the Loan Agreement dated March 12, 2020 (incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021).

4.15
Second Supplemental Agreement dated February 2, 2022, by and between Top Ships Inc. and Alpha Bank S.A., in respect of the obligations under the Loan Agreement dated March 12, 2020 (incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 15, 2022).

4.16
Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 19 Inc. relating to the M/T Eco Yosemite Park (incorporated by reference to Exhibit 4.30 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021).

4.17
Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 20 Inc. relating to the M/T Eco Joshua Park (incorporated by reference to Exhibit 4.31 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021).

4.18	Bareboat Charter in respect of M/T Eco West Coast, dated December 8, 2023.*

4.19	Guarantee and Indemnity dated December 8, 2023, between Top Ships Inc. and Great Equinox Limited, relating to the bareboat charter of M/T Eco West Coast.*

4.20	Bareboat Charter in respect of M/T Eco Malibu, dated December 8, 2023.*

4.21	Guarantee dated December 8, 2023, between Top Ships Inc. and Giant 9 Holding Limited, relating to the bareboat charter of M/T Eco Malibu.*

4.22	Bareboat Charter in respect of M/T Julius Caesar, dated January 11, 2024.*

4.23	Guarantee dated January 11, 2024, between Top Ships Inc. and Sea 268 Leasing Co. Limited, relating to the bareboat charter of M/T Julius Caesar.*

4.24	Bareboat Charter in respect of M/T Legio X Equestris, dated January 11, 2024.*

4.25	Guarantee dated January 11, 2024, between Top Ships Inc. and Sea 269 Leasing Co. Limited, relating to the bareboat charter of M/T Legio X Equestris.*

4.26	Facility Agreement dated January 15, 2024, among HSBC Private Bank (Suisse) SA, Top Ships Inc., Julius Caesar Inc. and Legio X. Inc.*

4.27	Time Charter Party dated as of February 14, 2022 in respect of M/T Eco Bel Air*

4.28	Time Charter Party dated as of February 14, 2022 in respect of M/T Eco Beverly Hills*

4.29
Bareboat Charter in respect of M/T Eco Oceano CA, dated as of March 2, 2022 (incorporated by reference to Exhibit 4.36 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 15, 2022).

4.30
Form of Securities Purchase Agreement dated June 3, 2022 between Top Ships Inc. and certain purchasers thereto (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 6-K, filed with the SEC on June 10, 2022).

4.31
Form of Inducement Letter dated October 6, 2022 between Top Ships Inc. and the warrantholder thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 6-K, filed with the SEC on October 11, 2022).

4.32
Form of Securities Purchase Agreement dated December 4, 2022 between Top Ships Inc. and certain purchasers thereto (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 6-K, filed with the SEC on December 14, 2022).

4.33
Warrant Agency Agreement dated December 6, 2022 between Top Ships Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 6-K, filed with the SEC on December 14, 2022).

4.34
Form of Securities Purchase Agreement dated February 14, 2023 between Top Ships Inc. and certain purchasers thereto (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 6-K, filed with the SEC on February 16, 2023).

8.1	List of subsidiaries of the Company*

11.1	Insider trading policy of the Company*

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer*

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer*

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Accounting Firm*

97.1	Policy for the Recovery of Erroneously Awarded Compensation of the Company*

101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2022 and 2023; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2021, 2022 and 2023; (iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2021, 2022 and 2023; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2022 and 2023; and (v) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: March 29, 2024	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Top Ships Inc.,
Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, mezzanine and stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 29, 2024

We have served as the Company’s auditor since 2006.

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2023
(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2022	2023
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	20,544	35,956
Trade accounts receivable	8	317
Prepayments and other	1,314	1,545
Inventories	1,026	915
Total current assets	22,892	38,733

FIXED ASSETS:

Vessels, net (Note 4)	389,059	374,710
Right of use assets from operating leases (Note 6)	28,708	19,476
Other fixed assets, net	505	505
Total fixed assets	418,272	394,691

OTHER NON CURRENT ASSETS:

Restricted cash (Note 6 and 7)	4,000	4,000
Investments in unconsolidated joint ventures (Note 16)	22,173	19,635
Deposit asset	2,000	2,000
Deferred Charges	-	130
Total non-current assets	28,173	25,765

Total assets	469,337	459,189

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7)	12,344	12,418
Due to related parties (Note 5)	237	4,648
Accounts payable	1,953	1,356
Accrued liabilities	2,061	2,355
Unearned revenue	7,030	6,615
Current portion of Operating lease liabilities (Note 6)	8,610	8,980
Current portion of Vessel fair value participation liability (Note 7)	-	5,000
Total current liabilities	32,235	41,372

NON-CURRENT LIABILITIES:

Non-current portion of long term debt (Note 7)	221,370	228,080
Non-current portion of Operating lease liabilities (Note 6)	15,338	6,357
Other non-current liabilities	100	-
Vessel fair value participation liability (Note 7)	3,271	-
Total non-current liabilities	240,079	234,437

COMMITMENTS AND CONTINGENCIES (Note 8)

Total liabilities	272,314	275,809

MEZZANINE EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; 13,452 and 0 Series E Shares and 5,850,748 and 3,659,627 Series F Shares issued and outstanding at December 31, 2022, and 2023 (Note 15)	59	37
Preferred stock, Paid-in capital in excess of par	86,292	43,879
Total mezzanine equity	86,351	43,916

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D Shares were outstanding at December 31, 2022 and 2023 (Note 9)	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 857,908 and 4,626,197 shares issued and outstanding at December 31, 2022 and 2023 (Note 9)	9	46
Additional paid-in capital	428,468	451,157
Accumulated deficit	(317,806)	(311,740)
Total stockholders’ equity	110,672	139,464

Total liabilities, mezzanine equity and stockholders’ equity	469,337	459,189

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2021	2022	2023
Revenues (including $0, $7,294 and $8,943 respectively, from related party) (Note 17 & 5)	56,367	80,656	82,949

EXPENSES:
Voyage expenses (including $705, $1,008 and $1,037 respectively, to related party) (Note 11)	1,317	1,648	1,609
Operating lease expense (Note 6)	10,840	10,840	10,840
Vessel operating expenses (including $17, $37 and $42 respectively, to related party) (Note 11)	15,679	18,628	18,527
Dry-docking costs	361	-	-
Vessel depreciation (Note 4)	7,670	13,289	14,349
Management fees-related parties (Note 5)	2,596	2,093	2,200
General and administrative expenses (including $360, $360 and $5,360 respectively, to related party)(Note 5)	1,943	1,617	6,697
Gain on sale of vessels	-	(78)	-
Impairment of vessels	1,160	-	-
Operating income	14,801	32,619	28,727

OTHER EXPENSES:
Interest and finance costs (including $0, $207 and $0 respectively, to related party) (Note 12)	(6,998)	(14,365)	(22,989)
Gain on derivative financial instruments (Note 14)	66	-	-
Interest income	-	48	346
Equity gain/(loss) in unconsolidated joint ventures	747	646	(18)
Total other expenses, net	(6,185)	(13,671)	(22,661)

Net income and comprehensive income	8,616	18,948	6,066
Less: Deemed dividend for beneficial conversion feature of Series E Shares (Note 15)	(900)	-	-
Less: Deemed dividend equivalents on preferred shares related to redemption value (Note 15)	(437)	(14,400)	-
Less: Preferred shares dividend (Note 15)	(1,883)	(12,390)	(6,010)
Less: Deemed dividend on warrant inducement (Note 9)	-	(1,345)	-
Less: Deemed dividend on Series E Shares conversion	-	-	(22,426)
Net income/ (loss) attributable to common shareholders	5,396	(9,187)	(22,370)

Earnings/(Loss) per common share, basic and diluted (Note 10)	32.51	(36.34)	(12.44)

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Mezzanine Equity			Preferred Stock		Common Stock		Additional	Accumulated Deficit attributable
	# of Shares	Par Value	Mezzanine Equity	# of Shares	Par Value	# of Shares*	Par Value*	Paid-In Capital*	to common stockholders	Total
BALANCE, December 31, 2020	11,264	-	13,517	100,000	1	165,966	2	466,068	(345,370)	120,701
Net Income									8,616	8,616
Stock-based compensation								(34)		(34)
Issuance of Series E Shares (Note 15)	2,188	-	2,188							-
Deemed dividend equivalents on Series E Shares issued during the period related to redemption value			437					(437)		(437)
Dividends of Series E shares (Note 15)								(1,883)		(1,883)
Beneficial conversion feature related to the issuance of Series E Shares			(900)					900		900
Deemed dividend related to beneficial conversion feature of Series E Shares			900					(900)		(900)
Excess of consideration over carrying value of acquired assets (Note 1)								(33,741)		(33,741)
BALANCE, December 31, 2021	13,452	-	16,142	100,000	1	165,966	2	429,973	(336,754)	93,222
Net Income									18,948	18,948
Stock-based compensation								(16)		(16)
Redemption of fractional shares due to reverse stock split						(535)		(15)		(15)
Issuance of preferred shares (Note 15)	7,200,000	72	71,928							-
Deemed dividend of Series F shares related to redemption value			14,400					(14,400)		(14,400)
Dividends of preferred shares (Note 15)								(12,390)		(12,390)
Exercise of warrants, net of fees						59,595	1	4,535		4,536
Redemptions of preferred shares (Note 15)	(1,349,252)	(13)	(16,178)							-
Issuance of common stock pursuant to equity offerings, net (Note 9)						632,882	6	20,781		20,787
Deemed dividend on warrant inducement (Note 9)								(1,345)		(1,345)
Incremental fair value of the October 2022 Warrants (Note 9)								1,345		1,345
BALANCE, December 31, 2022	5,864,200	59	86,292	100,000	1	857,908	9	428,468	(317,806)	110,672
Net Income									6,066	6,066
Redemption of fractional shares due to reverse stock split						(27)				-
Conversion of Series E Shares (Note 15)	(13,452)	-	(16,142)			2,930,718	29	38,539		38,568
Deemed dividend on Series E Shares conversion (Note 15)								(22,426)		(22,426)
Dividends of preferred shares (Note 15)								(6,010)		(6,010)
Exercise of warrants, net of fees						500		12		12
Redemptions of preferred shares (Note 15)	(2,191,121)	(22)	(26,271)							-
Issuance of common stock pursuant to equity offerings, net (Note 9)						837,098	8	12,574		12,582
BALANCE, December 31, 2023	3,659,627	37	43,879	100,000	1	4,626,197	46	451,157	(311,740)	139,464

The accompanying notes are an integral part of these consolidated financial statements.

* Adjusted to reflect the reverse stock split effected in September 2023 (see Note 1)

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of U.S. Dollars)

	2021	2022	2023
Cash Flows from Operating Activities:
Net income	8,616	18,948	6,066
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	7,670	13,289	14,349
Other fixed assets depreciation	14	4	-
Equity (gains)/losses in unconsolidated joint ventures	(747)	(646)	18
Dividends from cumulative earnings of joint venture	1,524	646	-
Amortization and write off of deferred financing costs and debt discounts	840	2,522	4,726
Stock-based compensation expense	(34)	(16)	-
Change in fair value of derivative financial instruments	(66)	-	-
Amortization of Right of use assets from operating leases	7,943	8,571	9,232
Impairment on vessels	1,160	-	-
Gain on sale of other fixed assets	-	(15)	-
Gain on sale of vessels	-	(78)	-
(Increase)/Decrease in:
Trade accounts receivable	(76)	68	(309)
Inventories	(157)	(355)	111
Prepayments and other	323	(733)	(231)
Increase/(Decrease) in:
Due to related parties	(2,797)	(3,204)	4,411
Accounts payable	(123)	(82)	(503)
Other non-current liabilities	(75)	(125)	(100)
Accrued liabilities	(207)	1,068	189
Unearned revenue	1,584	3,372	(415)
Operating lease liabilities	(9,331)	(9,815)	(8,611)
Net Cash provided by Operating Activities	16,061	33,419	28,933

Cash Flows used in Investing Activities:
Advances for vessels under construction and capitalized expenses	(115,513)	(216,714)	-
Returns of investments in unconsolidated joint ventures (2020 Joint Venture – see Note 16)	2,976	2,304	2,520
Net proceeds from vessel sales	35,886	71,714	-
Net proceeds from sales of other fixed assets, net	-	40	-
Net Cash (used in)/ provided by Investing Activities	(76,651)	(142,656)	2,520

Cash Flows from Financing Activities:
Proceeds from debt	74,800	156,201	82,000
Proceeds from related party debt	-	9,000	-
Principal payments and prepayments of related party debt	-	(9,000)	-
Principal payments and prepayments of debt	(28,313)	(68,893)	(76,384)
Redemption of preferred shares	-	(16,191)	(26,293)
Proceeds from issuance of common stock	-	22,718	13,562
Proceeds from warrant exercises, net of fees	-	4,556	12
Equity offering issuance costs	-	(1,671)	(1,260)
Payment of financing costs	(1,076)	(3,566)	(1,668)
Dividends of preferred shares	(1,779)	(13,358)	(6,010)
Proceeds from issuance of preferred shares (Note 15)	-	47,630	-
Redemption of fractional shares due to reverse stock split	-	(15)	-
Net Cash provided by/(used in) Financing Activities	43,632	127,411	(16,041)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(16,958)	18,174	15,412

Cash and cash equivalents and restricted cash at beginning of year	23,328	6,370	24,544

Cash and cash equivalents and restricted cash at end of the year	6,370	24,544	39,956

Cash breakdown
Cash and cash equivalents	2,370	20,544	35,956
Restricted cash, current	-	-	-
Restricted cash, non-current	4,000	4,000	4,000
SUPPLEMENTAL CASH FLOW INFORMATION

Capital expenditures included in Accounts payable/Accrued liabilities/Due to related parties	1,530	-	-
Interest paid, net of capitalized interest	7,412	11,161	18,277
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	151	-	290
Equity issuance costs and warrant related costs included in liabilities	-	280	-
Unpaid Excess of consideration over carrying value of acquired assets included in Due to Related Parties (Note 1)	27,562	-	-
Beneficial conversion feature of Series E perpetual convertible preferred stock	900	-	-
Settlement of related party debt, interest, finance fees, Excess consideration over acquired assets, capital expenditures and dividends with issuance of preferred shares (Note 15)	2,188	24,370	-
Dividends payable included in Due to related parties	968	-	-
Carrying value of net assets of companies acquired (Note 1)	8,933	-	-
Deemed dividend equivalents on preferred shares related to redemption value (Note 15)	437	14,400	-
Deemed dividend on warrant inducement (Note 9)	-	1,345	-
Deemed dividend on Series E Shares conversion	-	-	22,426

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

As of December 31, 2023, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements as well as intermediary companies that own shipowning companies that are 100% subsidiaries of the Company.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

Wholly owned Shipowning Companies (“SPC”) with vessels in operation during years ended December 31, 2021, 2022 and 2023		Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant	August 2016 (sold in 2021)
2	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Rey	March 2019
3	Roman Empire Inc.	February 2020	Marshall Islands	Eco West Coast	March 2021
4	Athenean Empire Inc.	February 2020	Marshall Islands	Eco Malibu	May 2021
5	Julius Caesar Inc.	May 2020	Marshall Islands	Julius Caesar	January 2022
6	Legio X Inc.	December 2020	Marshall Islands	Legio X Equestris	March 2022
7	Eco Oceano CA Inc.	December 2020	Marshall Islands	Eco Oceano CA	March 2022

As of December 31, 2021, 2022 and 2023, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	California 19 Inc.	May 2019	Marshall Islands	M/T Eco Yosemite Park	March 2020
2	California 20 Inc.	May 2019	Marshall Islands	M/T Eco Joshua Park	March 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On January 6, 2021 the Company sold to a related party affiliated with the Company’s Chief Executive Officer, President and director, Mr. Evangelos J. Pistiolis (the “Buyer”) the three shipowning companies that owned the newbuilding vessels M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) in exchange for:

●	$10,000 in cash.
●

100% ownership in a Marshall Islands company that was party to a shipbuilding contract for a high specification scrubber fitted Suezmax Tanker at the time under construction at Hyundai Samho shipyard, delivered in March 2022 (M/T Eco Oceano CA - Hull No 871). The shipowning company is party to a time charter, starting from the vessel’s delivery, with Central Tankers Chartering, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, for a firm duration of five years at a gross daily rate of $32,450, with a charterer’s option to extend for two additional years at $33,950 and $35,450 (also see Note 5).

●

35% ownership in one Marshall Islands company that was a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker at the time under construction at Hyundai Heavy Industries shipyard, delivered in January 2022 (Julius Caesar - Hull No. 3213). The shipowning company is party to a time charter, starting from the vessel’s delivery, with Trafigura Maritime Logistics Pte Ltd (“Trafigura”), for a firm duration of three years at a gross daily rate of $36,000, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●

35% ownership in one Marshall Islands company that is party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker at the time under construction at Hyundai Heavy Industries shipyard, delivered in March 2022 (Legio X Equestris - Hull No. 3214). The shipowning company is party to a time charter, starting from the vessel’s delivery, with Trafigura, for a firm duration of three years at a gross daily rate of $35,750, with a charterer’s option to extend for two additional years at $39,000 and $41,500.

●	A settlement of $1,150 in related party payables to the Buyer.

The Buyer remained the guarantor on the shipbuilding contracts towards the shipyard and in addition, the Buyer provided the Company with an option for a credit line up to 10% of the total shipbuilding cost at market terms, to be negotiated when the option was to be exercised, amounting to $23,815.

On September 8, 2021 the Company purchased from the Buyer for a consideration of $29,750 an additional 65% ownership interest in Julius Caesar Inc. - Hull No. 3213 and Legio X Inc. - Hull No. 3214 (the “VLCC Companies”). Following this transaction, the Company is the 100% owner of the VLCC Companies. The Buyer remained the guarantor on the shipbuilding contracts towards the shipyard and in addition the Buyer provided a financing option to the Company by remaining responsible to the shipyard for up to 20% of the shipbuilding cost per vessel (increased from 10%, as previously agreed on January 6, 2021), at the option of the Company, to be exercised until each vessel’s delivery date.

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

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The amount of the consideration given in excess of the historical carrying value of the net assets acquired is recognized as a reduction to the Company’s additional paid in capital and presented as Excess of consideration over the carrying value of acquired assets in the Company’s consolidated statement of stockholders’ equity for the twelve months ended December 31, 2021, 2022 and 2023 respectively. An analysis of the consideration paid is presented in the table below:

As of December 31,	2021	2022	2023
Consideration	29,750	-	-
Carrying value of net assets of companies sold	24,074	-	-
Less: Carrying value of net assets of companies acquired	(8,933)	-	-
Less: Consideration received in cash	(10,000)	-	-
Less: Settlement of related party payables	(1,150)	-	-
Excess of consideration over acquired assets	33,741	-	-

On September 29, 2023 the Company effected a 1-for-12 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company, or the floor price of the Company’s Series E Shares, or the number of votes of the Company’s Series D, E and F Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company’s warrants, exercise price of said warrants and conversion prices of the Company’s Series E Shares, in these consolidated financial statements have been retroactively adjusted to reflect this 1-for-12 reverse stock split.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)
(e)	Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as minimum cash under the terms of a loan agreement, as restricted and these amounts are presented separately on the balance sheets. In the event original maturities are shorter than twelve months, such deposits are presented as current assets while if original maturities are longer than twelve months, such deposits are presented as non-current assets.

(f)	Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of a provision for doubtful accounts and also accrued revenue resulting from straight-line revenue recognition of charter agreements that provide for varying charter rates. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2022 and 2023 respectively.

(g)	Inventories: Inventories consist of lubricants, bonded stores and spares on board the vessels. Inventories are stated at the lower of cost and net realizable value. Cost, which consists of the purchase price, is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs and capitalized interest incurred during the construction of new building vessels, and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the consolidated statements of comprehensive income.

(i)	Impairment of Long-Lived Assets: The Company evaluates the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of the Company’s long lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans, declines in the fair market value of vessels and overall market conditions. If there are indications for impairment present, the Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, and the difference is recognized as an impairment loss. The impairment evaluation the Company conducted as of December 31, 2022 and 2023 showed that there are no impairment indications for any of the vessels held for use in the Company’s fleet.

(j)	Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, of $300 per lightweight ton. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(k)	Long Lived Assets Held for Sale: The Company classifies vessels as being held for sale when the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset, (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)
(l)	Other Fixed Assets, Net: Other fixed assets, net, consist of furniture, office equipment, and cars, stated at cost, which consists of the purchase/contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets as presented below:

Description	Useful Life (years)
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3
Art works	∞

(m)	Accounting for Dry-Docking Costs: All dry-docking and special survey costs are expensed in the period incurred.

(n)
Financing Costs: Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and such fees are amortized to interest and finance costs over the life of the related debt using the effective interest method. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment (Subtopic 470-50), is expensed in interest and finance costs in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

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

Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer until the vessel is redelivered to the Company, except for any off-hire period.  Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and (ii) the lease component would be classified as an operating lease. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time. Under a time charter agreement, vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses and broker’s commissions are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year and also amounts resulting from straight-line revenue recognition of charter agreements that provide for varying charter rates.

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

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

(p)
Earnings / (Loss) per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method, the potential dilution that could occur if convertible preferred stock were converted, using the if-converted method as well as the potential dilution that could occur if the Company completed all sales pursuant to common stock purchase agreements, using the if-converted method. Finally net income or loss available to common stockholders, when computing basic earnings/(loss) per share, is reduced to reflect any dividends or deemed dividends on preferred stock.

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

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(v)
Investments in unconsolidated joint ventures: The Company’s investments in unconsolidated joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in unconsolidated joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Consolidated Statements of comprehensive income.

(w)
Other Comprehensive Income: The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity

(x)
Impairment of Right of use assets from operating leases: The Company evaluates its Right of use assets from operating leases for potential impairment when it determines a triggering event has occurred. When a triggering event has occurred, the Company performs a test of recoverability by comparing the expected undiscounted future cash flows (including expected residual values) over the remaining lease terms to the carrying value of the Right of use asset. If the test of recoverability identifies a possible impairment, the Right of use asset’s fair value is measured in accordance with the fair value measurement framework. An impairment charge is recognized for the amount by which the carrying value of the Right of use asset exceeds its estimated fair value and would be recorded in the Consolidated Statements of comprehensive income. For the years ended December 31, 2022, and 2023 there was no impairment of the Company’s Right of use assets from operating leases due to the absence of impairment indications for all the vessels of the Company’s.

(y)
Recent Accounting Pronouncements: In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, updated in December 2022 by ASU No. 2022-06, Deferral of Sunset Date of Topic 848. The ASUs apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASUs provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by the ASUs do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, except for hedging relationships existing as of December 31, 2024, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. ASU 2020-04, as updated by ASU 2022-06, is effective for all entities as of March 12, 2020, through December 31, 2024. The impact of the adoption in the second half of the year ended December 31, 2023 did not have a material impact on the Company’s consolidated financial statements.

There are no other recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s consolidated financial statements in the current period.

3.	Going Concern:

At December 31, 2023, the Company had a working capital deficit of $2,639 which included an amount of $6,615 relating to pre-collected revenue and is included in Unearned revenue in the accompanying consolidated balance sheets. This amount represents a current liability that does not require future cash settlement. For the year ended December 31, 2023 realized a net income of $6,066 and generated cash flow from operations of $28,933.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

4.	Vessels, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2021	163,501	(6,916)	156,585
— Transferred from advances for vessels under construction	245,763	-	245,763
— Depreciation	-	(13,289)	(13,289)
Balance, December 31, 2022	409,264	(20,205)	389,059
— Depreciation	-	(14,349)	(14,349)
Balance, December 31, 2023	409,264	(34,554)	374,710

In 2022, the Company took delivery of the following vessels and hence advances paid and capitalized expenses relating to these vessels were transferred from Advances for vessels under construction to Vessels, net:

Vessel Name	Delivery Date	Yard Installments	Capitalized Expenses	Final Cost
M/T Julius Caesar	January 17, 2022	90,008	2,056	92,064
M/T Legio X Equestris	March 2, 2022	89,995	2,138	92,133
M/T Eco Oceano CA	March 4, 2022	60,250	1,316	61,566
Total 2022		240,253	5,510	245,763

As of December 31, 2023 all the titles of ownership of our vessels are held by the respecting vessel lenders to secure the relevant sale and lease back financing transactions (see Note 7).

5.	Transactions with Related Parties:

(a) Central Mare – Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, pursuant to which Central Mare provides the Company with its executive officers (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Chief Operating Officer).

As of December 31, 2022 and 2023 there are no outstanding amounts due to Central Mare.

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021	2022	2023	Presented in:
Executive officers and other personnel expenses	360	360	360	General and administrative expenses – Statement of comprehensive income
Amortization of awarded shares*	(34)	(16)	-	Management fees – related parties – Statement of comprehensive income
Total	326	344	360

*
As per the Company’s equity incentive plan, or the 2015 plan (null and void since due to the reverse stock splits of the Company’s stock the shares left to be vested are zero), the Company incurred an amortization gain of  $34, $16 and $0 relating to the amortization of the original fair value of the equity incentive plan recognized at inception, for each of the years ended December 31, 2021, 2022 and 2023 respectively. The Company’s equity incentive plan ended on June 30, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

Pursuant to the CSI Letter Agreement, as well as the Management Agreements concluded between CSI and the Company’s vessel-owning subsidiaries, the Company pays a management fee of $630 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the Management Agreements provide for payment to CSI of: (i) $573 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of the Company’s newbuilding vessels while the vessels are under construction, for which the Company pays CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSI provides, at cost, all accounting, reporting and administrative services. Finally, the CSI Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at the discretion of the Company’s Board of Directors. The management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the management agreements, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year. If CPI is less than 2% then a 2% increase is effected and if CPI is more than 5% than a 5% increase is effected. On September 15, 2021 the Company entered into an amendment to the CSI Letter Agreement, whereby the payment for the already agreed commission for sale and purchase of vessels in the case of the purchase of a vessel under construction is denoted as “Newbuilding vessels monitoring fee” and is payable as follows: 25% of the commission on the purchase of the newbuilding construction contract, 25% of the commission on the steel cutting of the newbuilding vessel, 25% of the commission on launching of the newbuilding vessel and 25% of the commission on the delivery of the newbuilding vessel to the Company (“steel cutting” and “launching” are newbuilding vessel construction milestones, evidenced by notices received by the shipyard).

As of December 31, 2022 and 2023, the amounts due to/(from) CSI were $237 and $(352) respectively and are presented in Due to related parties, on the consolidated balance sheets.

The fees charged by and expenses relating to CSI for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021	2022	2023	Presented in:
Management fees	199	61	-	Capitalized in Vessels, net – Balance sheet
	1,477	1,749	1,840	Management fees – related parties –Statement of comprehensive income
Supervision services fees	79	14	-	Capitalized in Vessels, net – Balance sheet
Superintendent fees	17	37	42	Vessel operating expenses –Statement of comprehensive income
	255	129	-	Capitalized in Vessels, net – Balance sheet
Accounting and reporting cost	360	360	360	Management fees – related parties –Statement of comprehensive income
Commission for sale and purchase of vessels	793	-	-	Management fees – related parties –Statement of comprehensive income
	-	730	-	Gain from vessel sales –Statement of comprehensive income
	264	-	-	Impairment on vessels – Statement of comprehensive income
Newbuilding vessels monitoring fee	1,365	455	-	Capitalized in Vessels, net – Balance sheet
Financing fees	150	312	164	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission on charter hire agreements	705	1,008	1,037	Voyage expenses - Statement of comprehensive income
Total	5,664	4,855	3,443

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

For the years ended December 31, 2021, 2022 and 2023 CSI charged the Company newbuilding supervision related pass-through costs amounting to $1,207, $236 and $0 respectively, which are not included in the table above and are presented within Vessels, net / Advances  for vessels acquisitions / under construction in the Company’s consolidated balance sheet.

(c) Issuance and conversion of Series E Shares: On March 29, 2019 the Company entered into a stock purchase agreement with Family Trading Inc (“Family Trading”), a related party owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, pursuant to which the Company exchanged the outstanding principal, fees and interest of the Further Amended Family Trading Credit Facility with 27,129 Series E Shares (defined below, also see Note 15). For the years ended December 31, 2022 and 2023 the Company declared dividends of $2,046 and $1,001 respectively and accrued interest on unpaid dividends amounted to $30 and $0 for the same periods. As of December 31, 2022 and 2023, there were no dividends due to Family Trading. On December 6, 2023 the Company received a conversion notice for the conversion of all the outstanding Series E Shares (13,452 shares) into 2,930,718 of the Company’s common shares (see Note 15).

(d) Vessel Acquisitions from affiliated entities: From January 6, 2021 to September 8, 2021 the Company entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis (see Note 1). As of December 31, 2021, there were no amounts due to the previous owners of the newbuilding vessels pursuant to these transactions.

(e) Charter Party with Central Tankers Chartering Inc (“CTC”): On January 6, 2021 the Company acquired a shipowning company from an entity affiliated with Mr. Evangelos J. Pistiolis that owned M/T Eco Oceano CA which was party to a time charter, with CTC, for a firm duration of five years at a gross daily rate of $32,450, with two optional years at $33,950 and $35,450 at CTC’s option. On February 22, 2022 the Company amended the previously agreed time charter with CTC and increased its firm period from 5 years to 15 years and reduced the daily rate from $32,450 to $24,500. This amendment was approved by a committee of the Company’s board of directors, of which all of the directors were independent, after obtaining a fairness opinion from an independent financial advisor. The time charter commenced on the date of delivery. For the years ended December 31, 2021, 2022 and 2023 the CTC charter generated $0, $7,294 and $8,943 of revenue presented in Time charter revenues in the accompanying consolidated statements of comprehensive income. As of December 31, 2022 and 2023, there are no amounts due from CTC.

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

(g) Issuance of Series F Shares: On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Shares”, see Note 15). The issuance of the Series F Shares was approved by a committee of the Company’s board of directors, of which all of the directors were independent. In December 2022, 100% of Africanus Inc shares were transferred to 3 Sororibus Trust, which is an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis. For the year ended December 31, 2022 and 2023 the Company declared dividends of $10,344 and $5,009 respectively and accrued interest on unpaid dividends amounted to $8 and $0 for the same periods. As of December 31, 2022 and 2023 there were no dividends due to Africanus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(h) Short-term loan from Central Mare (“Central Mare Bridge Loan”): On January 5, 2022 the Company entered into an unsecured credit facility for up to $20,000 with Central Mare in order to finance part of the cost of its newbuilding program (see Note 7). Related party interest expense, commitment fees and arrangement fees for the year ended December 31, 2022 incurred in connection with this credit facility, amounted to $169, $18 and $400 respectively and are included in interest and finance costs in the accompanying consolidated statements of comprehensive income. The Central Mare Bridge Loan was terminated on March 4, 2022 and as of December 31, 2022, there are no interest, arrangement fees nor commitment fees due to Central Mare.

(i) Executive bonus: On December 10, 2023 the Company’s compensation committee comprising of independent directors suggested and the board of directors granted to Mr. Evangelos J. Pistiolis a bonus of $5,000 which is included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive income. As of December 31, 2023, there are $5,000 due to Mr. Evangelos J. Pistiolis and such amount is included in due to related parties in the accompanying consolidated balance sheets.

6.	Leases

A. Lease arrangements, under which the Company acts as the lessee

Bareboat Chartered-in Vessels:

On December 1 and December 10, 2020, the Company sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air respectively to a third non-affiliated party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. The Company does not have any option nor obligation to buy back the vessels. The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. The Company must maintain a minimum liquidity of $4,000 at all times which is certified bi-annually. As of December 31, 2022 and 2023, the Company complied with all covenants of the Navigare Lease.

The Company has treated the Navigare lease as an operating lease. An operating lease ROU asset amounting to $45,765 was recognized at the inception of the lease together with a lease liability of $43,759 based on the present value of lease payments over the lease term. The operating lease ROU asset also includes initial direct costs of $1,666 and deferred losses from the sale of the vessels of $340. The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 6.72% (same as the weighted average), which was the Company’s estimated incremental borrowing rate, that reflects the interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and similar economic environment. Losses from the sale of these two vessels and initial direct costs which were included in the respective ROU assets are amortized on a straight-line basis over the duration of the lease and are included in operating lease expense in the statement of consolidated income. The cash paid for operating leases with original terms greater than 12 months was $12,083 and $10,220 for the years ended December 31, 2022 and 2023 respectively. The revenue generated from vessels under operating leases with original terms greater than 12 months was $17,625 and $ 17,520 for the years ended December 31, 2022 and 2023 respectively.

The Company’s future minimum operating lease payments required to be made after December 31, 2023, relating to the bareboat chartered-in vessels M/T Eco Beverly Hills and M/T Eco Bel Air are as follows:

Year ending December 31,	Bareboat charter lease payments
2024	10,038
2025	6,777
Total	16,815
Less imputed interest	(1,478)
Total Lease Liability	15,337
Presented as follows:
Short-term lease liability	8,980
Long-term lease liability	6,357

The average remaining lease term on our bareboat chartered-in contracts greater than 12 months is 23.2 months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

B. Lease arrangements, under which the Company acts as the lessor

Charter agreements:

During the year ended December 31, 2023, the Company operated one vessel (M/T Marina Del Rey) under a time charter with Cargill International SA, another vessel (M/T Eco Oceano CA) with CTC, two vessels (M/T Eco West Coast and M/T Eco Malibu) with Clearlake Shipping Pte Ltd and four vessels (M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Julius Caesar and M/T Legio X Equestris) under time charters with Trafigura.

Future minimum time-charter receipts of the Company’s vessels in operation as of December 31, 2023, based on commitments relating to non-cancellable time charter contracts as of December 31, 2023, are as follows :

Year ending December 31,	Time Charter receipts
2024	74,078
2025	70,229
2026	60,782
2027	36,304
2028 and thereafter	81,173
Total	322,566

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the dry-docking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

7.	Debt:

The amounts in the consolidated balance sheets are analyzed as follows (facility names defined below):

Bank / Vessel(s)	December 31,
	2022	2023
Total long-term debt:
ABN Facility (M/T Eco West Coast)	32,495	-
Alpha Bank Facility (M/T Eco Malibu)	33,500	-
Cargill Facility (M/T Eco Marina Del Rey)	25,189	23,094
CMBFL Facility (M/T Julius Caesar and M/T Legio X Equestris)	103,952	98,552
2nd AVIC Facility (M/T Eco Oceano CA)	45,489	42,777
3rd AVIC Facility (M/T Eco West Coast)	-	40,817
Huarong Facility (M/T Eco Malibu)	-	41,000
Total long-term debt	240,625	246,240
Less: Deferred finance fees	(3,640)	(4,279)
Less: Debt discount relating to Vessel fair value participation liability	(3,271)	(1,463)
Total long-term debt net of deferred finance fees and debt discounts	233,714	240,498

Presented:
Current portion of long-term debt	12,344	12,418
Long-term debt	221,370	228,080

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

ABN Facility

On March 18, 2021, the Company entered into a credit facility with ABN Amro for $36,800 for the financing of the vessel M/T Eco West Coast. This facility was drawn down in full. The credit facility was repayable in 24 consecutive quarterly installments of $615 commencing in June 2021, plus a balloon installment of $22,040 payable together with the last installment.

The facility contained various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% (iii) minimum free liquidity of $500 per delivered vessel owned/operated by the Company and (iv) market adjusted total assets of the Company minus total liabilities to be at least $60,000. Additionally, the facility contained restrictions on the shipowning company incurring further indebtedness or guarantees and change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company). It also restricted the Company and the shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility was secured as follows:

●	First priority mortgage over M/T Eco West Coast;
●	Assignment of insurance and earnings of the mortgaged vessel;
●	Specific assignment of any time charters with duration of more than 12 months;
●	Corporate guarantee of the Company;
●	Pledge of the shares of the shipowning subsidiary;
●	Pledge over the earnings account of the vessel.

The facility bore interest at LIBOR plus a margin of 2.50%. From June 23, 2023 ABN Amro bank switched the facility’s variable rate from LIBOR to Compounded SOFR. On December 14, 2023 the facility was fully prepaid using part of the proceeds from the 3rd AVIC facility (see below) and the Company accelerated the amortization of $264 of deferred finance fees outstanding relating to the facility.

Alpha Bank Facility

On May 6, 2021, the Company entered into a credit facility with Alpha Bank for $38,000 for the financing of the vessel M/T Eco Malibu. This facility was drawn down in full. The credit facility was repayable in 12 consecutive quarterly installments of $750 and 12 consecutive quarterly installments of $625, commencing three months from draw down, and a balloon payment of $21,500 payable together with the last installment.

The facility contained various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and minimum free liquidity of $500 per delivered vessel owned/operated by the Company. Additionally, the facility contained restrictions on the shipowning company incurring further indebtedness or guarantees and change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company). It also restricted the Company and the shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

The facility was secured as follows:

●	First priority mortgage over M/T Eco Malibu;
●	Assignment of insurance and earnings of the mortgaged vessel;
●	Specific assignment of any time charters with duration of more than 12 months;
●	Corporate guarantee of the Company;
●	Pledge of the shares of the shipowning subsidiary;
●	Pledge over the earnings account of the vessel.

The facility bore interest at LIBOR plus a margin of 3.00%. On June 9, 2023 Alpha Bank switched the facility’s variable rate from LIBOR to Term SOFR. On December 21, 2023 the facility was fully prepaid using part of the proceeds from the Huarong facility (see below) and the Company accelerated the amortization of $225 of deferred finance fees outstanding relating to the facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

Additionally, all the SLBs contain restrictions on the relative shipowning company incurring further indebtedness or guarantees and paying dividends when in default or if such dividend payment would result in an event of default or termination event under the SLB agreements. The same dividend restrictions apply to the Company as well. All the SLBs except the Cargill Facility have change of control provisions whereby there may not be a change of control of the Company, save with the prior written consent of the financier.

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

Cargill Facility

On June 29, 2018 the Company entered into an SLB and a five-year time charter with Cargill, a non-affiliated party, for its newbuilding vessel M/T Eco Marina Del Rey delivered in March 2019. Consummation of the SLB took place on the vessel’s delivery date. Following the sale, the Company has bareboat chartered back the vessel at a bareboat hire rate of $8,600 per day and simultaneously the vessel commenced its five-year time charter with Cargill. As part of this transaction, the Company has the obligation to buy back the vessel at the end of the five-year period for $22,680. The gross proceeds from the sale were $32,387.

The Company had also entered into a fair value appreciation sharing agreement with Cargill whereby it would share with the latter 25% of the excess of the fair market value of the vessel over a predetermined amount amortized on a daily basis to the facility’s maturity when the vessel was sold or when the loan matured. As a result of Cargill’s entitlement to participate in the appreciation of the market value of the vessel and the significant increase in tankers’ fair values as of December 31, 2022 compared to December 31, 2021, the Company recognized a participation liability of $3,271 as of December 31, 2022, presented in “Vessel fair value participation liability” in the consolidated balance sheets, with a corresponding debit to a debt discount account, presented contra to the loan balance, broken down to current and non-current long-term debt accordingly. Due to the fact that tanker values continued to increase throughout 2023 values the Company increased that participation liability by $1,729 to $5,000 during the year ended December 31, 2023 and since the facility matures in the first quarter of 2024, such participation liability was presented under current liabilities. During the year ended December 31, 2023 the Company amortized $3,537 of that Debt discount, such amortization presented in Interest and finance costs in the consolidated statements of comprehensive income.

The SLB with Cargill is accounted for as a financing transaction, as control remains with the Company and the M/T Eco Marina Del Rey will continue to be recorded as an asset on the Company’s balance sheet. In addition, the Company has an obligation to repurchase the vessel.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

CMBFL Facility

On November 23, 2021 the Company entered into an SLB with CMBFL, for its newbuilding vessels M/T Julius Caesar and M/T Legio X Equestris. Consummation of the SLB took place on January 17 and March 2 2022, respectively. Following the sale, the Company has bareboat chartered back the vessels for a period of eight years at bareboat hire rates comprising of 32 consecutive quarterly installments of $675 and a balloon payment of $32,403 payable together with the last installment, plus interest based on the three months LIBOR plus 2.60%.

As part of this transaction, the Company has continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option will be exercised and at the end of the eight-year period it has an option to buy back the vessels at a cost represented by the balloon payment. The gross proceeds from the sale of the two vessels were $54,005 and $53,997 for M/T Julius Caesar and M/T Legio X Equestris respectively.

The CMBFL facility was accounted for as a financing transaction, as control will remain with the Company and the two vessels will continue to be recorded as assets on the Company’s balance sheet. In addition, the Company has continuous options to repurchase the vessels below fair value.

From July 16, 2023 for M/T Julius Caesar and from September 2, 2023 for M/T Legio X Equestris, CMBFL switched the respective facility’s variable rate from LIBOR to Term SOFR. The applicable SOFR as of December 31, 2023 was approximately 5.40% for the CMBFL facility.

2nd AVIC Facility

On March 2, 2022 the Company entered into an SLB with AVIC, for $48,200 for the financing of the M/T Eco Oceano CA. Consummation of the SLB took place on March 4, 2022. The Company has bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 40 consecutive quarterly installments of $678 and a balloon payment of $21,087 payable together with the last installment, plus interest based on LIBOR plus 3.50%, that was later reduced to 3.00% upon entering into the 3rd AVIC Facility (see below).

As part of this transaction, the Company has continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option will be exercised and at the end of the ten-year period the Company has an obligation to buy back the vessel at a cost represented by the balloon payment.

The 2nd AVIC Facility is accounted for as a financing transaction, as control remains with the Company and M/T Eco Oceano CA. will continue to be recorded as an asset on the Company’s balance sheet.

The applicable LIBOR as of December 31, 2023 was approximately 5.62%.

3rd AVIC Facility

On December 14, 2023 the Company consummated an SLB with AVIC (the “3rd AVIC Facility”), for $41,000 for the refinancing of the M/T Eco West Coast. The Company has bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $183.3 and a balloon payment of $19,000 payable on the last installment, plus interest based on Term SOFR plus 2.65%.

As part of this transaction, the Company has continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option was exercised and at the end of the ten-year period the Company has an obligation to buy back the vessel at a cost represented by the balloon payment.

The 3rd AVIC Facility is accounted for as a financing transaction, as control remains with the Company and M/T Eco West Coast will continue to be recorded as an asset on the Company’s balance sheet.

The applicable SOFR as of December 31, 2023 was approximately 5.37%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Huarong Facility

On December 20, 2023 the Company consummated an SLB with China Huarong Shipping Financial Leasing Co Ltd. (“Huarong” and the “Huarong Facility”), for $41,000 for the refinancing of the M/T Eco Malibu. The Company has bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $183.3 and a balloon payment of $19,000 payable on the last installment, plus interest based on Term SOFR plus 2.50%.

As part of this transaction, the Company has continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option was exercised and at the end of the ten-year period the Company has an obligation to buy back the vessel at a cost represented by the balloon payment.

The Huarong Facility is accounted for as a financing transaction, as control remains with the Company and M/T Eco Malibu will continue to be recorded as an asset on the Company’s balance sheet.

The applicable SOFR as of December 31, 2023 was approximately 5.37%.

Scheduled Principal Repayments: The Company’s annual principal payments required to be made after December 31, 2023 on its loan obligations, are as follows (including the financings under sale and leaseback agreements):

Years
December 31, 2024	14,426
December 31, 2025	14,511
December 31, 2026	14,511
December 31, 2027	14,511
December 31, 2028 and thereafter	188,281
Total	246,240

As of December 31, 2022 and 2023, the Company was in compliance with all debt covenants with respect to its loans and credit facilities. The fair value of debt outstanding on December 31, 2023, after excluding unamortized financing fees and debt discounts, approximates its carrying amount.

Financing Costs: The net additions in deferred financing costs amounted to $3,417 and $1,958 during the years ended December 31, 2022 and 2023 respectively.

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

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

Guarantee on performance of loans of the New 2020 Joint Venture

On December 10, 2020, the Company entered into a corporate guarantee agreement with Alpha Bank of Greece (which was amended on February 2, 2022) in respect of the obligations of its 50% subsidiary California 19 Inc. and California 20 Inc. under the Loan Agreement dated March 12, 2020 for a secured loan facility of $37,660 ($18,830 for each vessel at inception and $18,500 as of December 31, 2023) for the financing of M/T Eco Yosemite Park and M/T Eco Joshua Park (the “Alpha Corporate Guarantee”). The Company assigns zero probability of default to said loan agreements and hence has not established any provisions for losses relating to this matter.

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

Reverse stock split: On September 29, 2023 the Company effected a 1-for-12 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company, or the floor price of the Company’s Series E Shares, or the number of votes of the Company’s Series D, E and F Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company’s warrants, exercise price of said warrants and conversion prices of the Company’s Series E Shares, in these consolidated financial statements have been retroactively adjusted to reflect this 1-for-12 reverse stock split.

Series D preferred shares: On May 8, 2017, the Company issued 100,000 shares of Series D preferred shares (the “Series D shares”) to Tankers Family Inc., a company controlled by Lax Trust for one thousand dollars ($1,000) pursuant to a stock purchase agreement. The Series D shares are not convertible into common shares and each Series D share has the voting power of 1,000 common shares. The Series D shares have no dividend or distribution rights and shall expire and all outstanding Series D shares shall be redeemed by the Company for par value on the date that any financing facility with any financial institution, which contain covenants that require that any member of the family of Mr. Evangelos J. Pistiolis maintain a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of the Company’s issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D shares shall not be otherwise redeemable and upon any liquidation, dissolution or winding up of the Company, the Series D shares shall have a liquidation preference of $0.01 per share. Currently the SLBs with CMBFL, AVIC Leasing and Huarong as well as the Alpha Corporate Guarantee and the Navigare Lease have similar provisions that are satisfied via the existence of the Series D Shares. As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis guaranteed the performance of the bareboat charters, under certain circumstances, and in exchange, the Company agreed to indemnify him for any losses suffered as a result of the guarantee provided and in addition, the Company has amended the Certificate of Designation governing the terms of the Series D Shares, to adjust the voting rights per share of Series D Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the total voting power of the Company, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by the Company’s Board of Directors, including all three independent directors.

Equity distribution agreement: On April 15, 2022, the Company, entered into an equity distribution agreement, or as they are commonly known, at-the-market offering (“ATM”), with Maxim Group LLC (“Maxim”). Under the ATM the Company could sell up to $19,700 of its common stock with Maxim acting as a sales agent. Since Maxim was acting solely as a sales agent, it had no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with this ATM. The Company terminated the ATM on October 6, 2022. The Company has received proceeds from the ATM (net of 2% fees), amounting to $2,025, issued 10,786 common shares and incurred $81 of expenses related to this equity distribution agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)
Issuance of common stock and warrants as part of the June 2022 Registered Direct Offering: On June 3, 2022, the Company entered into a placement agency agreement with Maxim Group LLC relating to the sale of the Company’s securities, or the Placement Agent Agreement. Pursuant to the Placement Agent Agreement, the Company entered into a Securities Purchase Agreement, with an institutional investor (the “Investor”) in connection with a registered direct offering of an aggregate of 19,583 of the Company’s common shares at a public offering price of $120.00 per share, registered on the Company’s Registration Statement on Form F-3 (333-234281), or the Registered Offering. Concurrently with the Registered Offering and pursuant to the Securities Purchase Agreement, the Company also commenced a private placement whereby the Company issued and sold 9,603,000 pre-funded warrants (“Pre-Funded Warrants”) to purchase up to 40,012 of the Company’s common shares at $120.00 per pre-funded warrant share and 14,303,000 warrants (or the “June 2022 Warrants”) to purchase up to 59,595 of the Company’s common shares. The Pre-Funded Warrants had an exercise price of $0.024. All of the prefunded warrants were exercised from July to September 2022. The June 2022 Warrants had an exercise price per warrant share of $120.00 and expire five years after issuance. The June 2022 Registered Direct Offering resulted in gross proceeds of $7,151 before deducting placement agent fees, commissions and other offering expenses that amounted to $544.

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

Repricing of the June 2022 Warrants: On October 7, 2022 the Company entered into an agreement with the Investor holding 100% of the June 2022 Warrants to induce him to exercise all of his June 2022 Warrants at an exercise price reduced from $120.00 per warrant share to $81.00 per warrant share. In consideration for the immediate exercise of the June 2022 Warrants for cash that resulted in gross proceeds of $4,827 before related fees and commissions, the Investor received new warrants to purchase up to an aggregate of 89,393 common shares (the “October 2022 Warrants”) with identical terms as the June 2022 Warrants with the exception of the exercise price per warrant share now set at $81.00.

The Company treated this warrant inducement agreement as a warrant modification and has recognized the incremental fair value of $1,345 of the October 2022 Warrants as a deemed dividend. As the Company is in an accumulated deficit position, the offsetting amount is recorded against additional paid-in-capital.

During the year ended December 31, 2022 and 2023, no October 2022 Warrants were exercised.
Accounting Treatment of the October 2022 Warrants

The Company accounted for the October 2022 Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability.

Issuance of common stock and warrants as part of the December 2022 Public Equity Offering: On December 6, 2022, the Company closed a public offering of 562,500 of the Company’s common shares at a public offering price of $24.00 per share and 6,750,000 warrants (the “Class C Warrants”) to purchase up to 562,500 of the Company’s common shares, (the “December 2022 Public Equity Offering”), with Maxim Group LLC acting as a placement agent. The Class C Warrants are immediately exercisable at an exercise price of $24.00 per warrant share and expire five years after issuance. The December 2022 Public Equity Offering resulted in gross proceeds of $13,500 before deducting placement agent fees, commissions and other offering expenses that amounted to $1,104. During the year ended December 31, 2022 and 2023, 0 and 500 common shares were issued pursuant to Class C Warrant exercises.
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

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)
Issuance of common stock and warrants as part of the February 2023 Registered Direct Offering: On February 14, 2023, the Company entered into a placement agency agreement with Maxim Group LLC relating to the sale of the Company’s securities, or the Placement Agent Agreement. Pursuant to the Placement Agent Agreement, the Company entered into a Securities Purchase Agreement, with a number of institutional investors (the “Investors”) in connection with a registered direct offering of an aggregate of 837,094 of the Company’s common shares at a public offering price of $16.20 per share, or the February 2023 Registered Direct Offering. Concurrently with the February 2023 Registered Direct Offering and pursuant to the Securities Purchase Agreement, the Company also commenced a private placement whereby the Company issued and sold 10,045,185 warrants (the “February 2023 Warrants”) to purchase up to 837,094 of the Company’s common shares. The February 2023 Warrants had an exercise price per warrant share of $16.20 and expire five years after issuance. The February 2023 Registered Direct Offering closed on February 16, 2023 and it resulted in proceeds of $12,747 (net of 6% fees) and incurred $165 of expenses related to the offering. Additionally, since over 80% of the investors in the February 2023 Registered Direct Offering were Class C Warrant holders, we agreed to reduce the exercise price per common share of the Class C Warrants to $16.20 per warrant share from an original exercise price of $24.00 per common share to induce them to participate in the offering. The Company has recognized the incremental fair value of $121 of the modified Class C Warrants as an equity issuance cost as the reduction of the exercise price of the Class C warrants was done in conjunction with the February 2023 Registered Direct Offering.

During the year ended December 31, 2023, no February 2023 Warrants were exercised.

Accounting Treatment of the February 2023 Warrants

The Company accounted for the February 2023 Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

Dividends to common stock holders: No dividends were paid to common stock holders in the years ended December 31, 2021, 2022 and 2023.

10.	Earnings/(Loss) Per Common Share:

All shares issued are included in the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted earnings/(loss) per share for the years ended December 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021	2022	2023
Net Income	8,616	18,948	6,066
Less: Deemed dividend for beneficial conversion feature of Series E Shares	(900)	-	-
Less: Deemed dividend equivalents on preferred shares related to redemption value	(437)	(14,400)	-
Less: Dividends of preferred shares	(1,883)	(12,390)	(6,010)
Less: Deemed dividend on warrant inducement	-	(1,345)	-
Less: Deemed dividend on Series E Shares conversion	-	-	(22,426)
Net Income / (Loss) attributable to common shareholders	5,396	(9,187)	(22,370)

Earnings / (Loss) per share:
Weighted average common shares outstanding, basic and dilutive	165,966	252,815	1,798,761
Earnings / (Loss) per share, basic and diluted	32.51	(36.34)	(12.44)

For the years ended December 31, 2021, 2022 and 2023, 52,984, 81,231 and 1,177,547 dilutive shares on an as-if converted basis relating to Series E Shares were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

11.	Voyage and Vessel Operating Expenses:

The amounts in the consolidated statements of comprehensive income are as follows:

Voyage Expenses	Year Ended December 31,
	2021	2022	2023
Bunkers	165	80	20
Commissions (including $705, $1,008 and $1,037 respectively, to related party)	1,152	1,568	1,589
Total	1,317	1,648	1,609

Vessel Operating Expenses	Year Ended December 31,
	2021	2022	2023
Crew wages and related costs	11,066	11,881	11,898
Insurance	1,026	1,577	1,670
Repairs and maintenance (including $17, $37 and $42 respectively, to related party)	747	1,592	1,138
Spares and consumable stores	2,530	3,339	3,538
Registration and taxes (Note 13)	310	239	283
Total	15,679	18,628	18,527

12.	Interest and Finance Costs:

The amounts in the consolidated statements of comprehensive income are analyzed as follows:

Interest and Finance Costs	Year Ended December 31,
	2021	2022	2023
Interest on debt (including $-, $207 and $- respectively, to related party)	7,342	11,895	18,142
Bank charges	20	132	120
Amortization and write-off of financing fees	840	2,522	1,190
Amortization of debt discount relating to Vessel fair value participation liability (Note 7)	-	-	3,537
Total	8,202	14,549	22,989
Less interest capitalized	(1,204)	(184)	-
Total	6,998	14,365	22,989

13.	Income Taxes:

Marshall Islands and Greece does not impose a tax on international shipping income. Under the laws of Marshall Islands and Greece the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the consolidated statements of comprehensive income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

The Company for the 2021 taxable year was subject to an effective 2% United States federal tax on the U.S. source shipping income that is attributable to the transport of cargoes to or from the United States which is not considered an income tax. The amount of this tax for the year ended December 31, 2021 was $152 and it was recorded within “Vessel operating expenses” in the consolidated statements of comprehensive income. For 2022 and for 2023 the Company qualified for the exemption from tax under Section 883.

14.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, prepaid expenses and other receivables and long term deposits. The principal financial liabilities of the Company consist of long-term loans, accounts payable due to suppliers, amounts due to related parties and accrued liabilities.

a)

Interest rate risk: The Company as of December 31, 2023 is subject to market risks relating to changes in interest rates, since all of its debt except the Cargill Facility is subject to floating interest rates.

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

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

15.	Mezzanine Equity

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

Each holder of Series E Shares, at any time, had the right, subject to certain conditions, to convert all or any portion of the Series E Shares then held by such holder into the Company’s common shares at the conversion rate then in effect. Each Series E Share was convertible into the number of the Company’s common shares equal to the quotient of one thousand dollars ($1,000) plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) $120,000.00, (ii) 80% of the lowest daily VWAP of the Company’s common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company’s common shares in any transaction from the date of the issuance the Series E Shares onwards, but in no event could the Series E Conversion Price be less than the floor price ($0.60). The floor price was adjusted (decreased) in case of splits or subdivisions of the Company’s outstanding shares and was not adjusted in case of reverse stock splits or combinations of the Company’s outstanding shares. The holders of each Series E Share were entitled to the voting power of one thousand (1,000) common shares of the Company. Upon any liquidation, dissolution or winding up of the Company, the holders of Series E Shares would have been entitled to receive the net assets of the Company pari-passu with the common shareholders. Furthermore, the Company at its option had the right to redeem a portion or all of the outstanding Series E Shares. The Company could pay an amount equal to one thousand dollars ($1,000) per each Series E Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption took place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption took place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Series E Shares (collectively referred to as the “Redemption Amount”).

The Series E Shares were not subject to redemption in cash at the option of the holders thereof under any circumstance. Finally, the holders of outstanding Series E Shares were entitled to receive, semi-annual dividends payable in cash on the last day of June and December of each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date, being June 30, 2019 in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Shares computed on the basis of a 365-day year and the actual days elapsed. Accrued but unpaid dividends shall bore interest at fifteen percent (15%). Dividends would not have been payable in cash, if such payment violated any provision of any senior secured facility of the Company or any senior secured facility for which the Company had provided a guarantee, for as long as such provisions, remained in effect.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The Company determined that the Series E shares were more akin to equity than debt and that the above identified conversion feature, subject to adjustments, was clearly and closely related to the host instrument, and accordingly bifurcation and classification of the conversion feature as a derivative liability was not required. Given that the Series D and Series E preferred stock’s holder (Lax Trust) controlled a majority of the Company votes, the preferred equity was in essence redeemable at the option of the holder and hence was classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials”.

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

At each issuance of Series E Shares, the Company recognized the beneficial conversion feature by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company’s common stock per share on the commitment date, to additional paid-in capital. As the Company was in an accumulated deficit position, the offsetting amount was amortized as a deemed dividend recorded against additional paid-in-capital. During the year ended December 31, 2021, pursuant to issuances of Series E Shares, the Company recognized the beneficial conversion feature to additional paid-in capital, resulting in a discount of $900 respectively on the Series E Shares which has been recognized as a deemed dividend. In the years ended December 31, 2022 and 2023 the Company didn't issue any Series E Shares.

During the years ended December 31, 2021, 2022 and 2023 the Company didn’t redeem any Series E Shares.

After March 29, 2020 as per the original Series E Shares Statement of Designations all redemptions of Series E Shares would incur a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed instead of fifteen percent (15%). As a result, as of December 31, 2021, the Company adjusted the carrying value of the Series E Shares to the maximum redemption amount, resulting in an increase of $437, which has been accounted as deemed dividend. No such adjustment took place in the year ended December 31, 2022 and 2023 as no Series E Shares were issued during 2022 and 2023.

During the years ended December 31, 2021, 2022 and 2023 the Company declared $1,883, $2,046 and $1,001 of dividends to the Series E Shares holder.

On December 6, 2023 the Company received a conversion notice for the conversion of all the outstanding Series E Shares (13,452 shares) into 2,930,718 of the Company’s common shares. The Series E Shares were converted on the same date of the receipt of the conversion notice with a conversion price of $4.59, which represented 80% of the lowest daily volume weighted average price of the Company’s common stock over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of the conversion notice.

The Company, based on ASC 470-20-40-5, determined that the Series E Shares conversion feature is in essence a redemption, since such conversion was settled by a delivery of a variable number of shares of common stock with a fixed monetary amount and by applying ASC 260-10-S99-2 has recognized the difference between the carrying amount of the Series E Shares at the date of conversion and the fair value of the common stock delivered on the same date as a deemed dividend.

SERIES F PREFERRED SHARES

On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis  for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Shares”), in exchange for (i) the assumption by Africanus Inc. of an amount of $47,630 of shipbuilding costs for its newbuilding vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of the Company’s remaining payment obligations relating to the VLCC Transaction, in an amount of up to $27,978. From January 17 to March 16, 2022 a total of 7,200,000 Series F Shares have been issued, to cover $47,630 of shipbuilding costs in connection with the deliveries of M/T Julius Caesar, M/T Legio X Equestris and M/T Eco Oceano CA and as a consideration for the settlement of $24,370 of Due to related parties. During the years ended December 31, 2022 and 2023 the Company redeemed a total of 1,349,252 and 2,191,121 Series F Shares for $16,191 and $26,293.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

During the year ended December 31, 2022 and 2023 the Company declared $10,344 and $5,009 of dividends to the Series F Shares holder.

16.	Investments in Unconsolidated Joint Ventures

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

Out of the purchase price of $27,000, $1,646 and $1,654 were recognized as excess of the purchase price over the underlying net book value (“Basis Differences”) for California 19 Inc. and California 20 Inc. respectively, attributed to the value assigned to the attached time charter. These Basis Differences are amortized over the duration of the firm period of the charter (5 years) and their amortization is included as a reduction in Equity gain/(loss) in unconsolidated joint ventures. Furthermore $1,963 and $1,963 were also recognized as Basis Differences for California 19 Inc. and California 20 Inc. respectively, attributed to the fair market value over the carrying value of the vessels. These Basis Differences are amortized over the useful life of the vessels (25 years) and their amortization is also included as a reduction in Equity gain/(loss) in unconsolidated joint ventures.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

California 19 Inc. and California 20 Inc. made the following disbursements to the Company in 2021, 2022 and 2023:

	December 31, 2021		December 31, 2022		December 31, 2023
	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.
Total disbursements	2,359	2,141	1,475	1,475	1,260	1,260

Recognition of Equity gain/(loss) in unconsolidated joint ventures of the 2020 Joint Venture for the years ended December 31, 2021, 2022 and 2023 are summarized below:

	December 31, 2021		December 31, 2022		December 31, 2023
	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.
Net profit attributable to the Company	880	684	725	738	399	400
Amortization of Basis Differences	(408)	(409)	(408)	(409)	(408)	(409)
Equity gains in unconsolidated joint ventures (attributed to the 2020 Joint Venture)	472	275	317	329	(9)	(9)

17.	Revenues

Revenues are comprised of the following:

	2021	2022	2023
Time charter revenues	56,367	73,362	74,006
Time charter revenues from related party (Note 5)	-	7,294	8,943
Total	56,367	80,656	82,949

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

As of December 31, 2023, all of the Company’s vessels are employed under time charters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

18.	Subsequent Events

On January 16 and January 23, 2024, the Company exercised its purchase options under the CMBFL SLB and took full ownership of M/Ts Julius Caesar and Legio X Equestris for $48,604 and $49,272 respectively. Following the vessels purchase that was facilitated via Company’s cash and a short-term revolving bridge loan from HSBC (the “HSBC Bridge”), the Company on January 18 and January 25, 2024 concluded SLBs (the “New CMBFL SLBs”) for the financing of M/Ts Julius Caesar and Legio X Equestris respectively from the same institution (CMBFL). The duration of the New CMBFL SLBs is for eight years and the Company has continuous options, after the first year, to buy back the vessels at purchase prices stipulated in the New CMBFL SLBs depending on when the option will be exercised and at the end of the eight-year period the Company has an option to buy back the vessels for a consideration of $37,500 per vessel. The New CMBFL SLBs have a fixed bareboat hire rate of $7,300 per annum that includes both interest and repayment. The consideration from the New CMBFL SLBs amounted to $125,000 ($62,500 per vessel) and the SLBs have similar customary covenants and event of default clauses as the SLBs that preceded them with CMBFL. Under the HSBC Bridge the Company drew down $20,000 on January 16, 2024 for the purchase of M/T Julius Caesar that were repaid on January 18, 2024 and another $8,000 on January 23, 2024 for the purchase of M/T Legio X Equestris that were repaid on January 25, 2024. The HSBC Bridge was for a maximum amount of $24,000 at any time, carried an interest of 3% plus term SOFR and was guaranteed by Mr. Evangelos J. Pistiolis, for which guarantee Mr. Evangelos J. Pistiolis charged the Company a 1% fee on the amounts drawn down.

On February 6, 2024 the Company redeemed 3,659,627 Series F Shares for $43,916.