Form 20-F
period 2024-12-31
TOP SHIPS INC.
filed 2025-04-14
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 (Mark One)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

20 Iouliou Kaisara Str 19002, Paiania, Athens, Greece
(Address of principal executive offices)

Alexandros Tsirikos, (Tel) + 30 210 812 8107, info@topships.org 20 Iouliou Kaisara Str 19002, Paiania, Athens, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	TOPS	The NYSE American LLC
Preferred Stock Purchase Rights		The NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, 4,626,197 shares of common stock, par value $0.01 per share, and 100,000 Series D Preferred Shares, par value $0.01 per share, were outstanding.

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

●
our financial condition and liquidity, including our ability to pay amounts that we owe and to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

●	oil and chemical tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;

●	our ability to take delivery of, integrate into our fleet, and employ any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

●	the aging of our vessels and resultant increases in operation and dry-docking costs;

●	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;

●	significant changes in vessel performance, including increased vessel breakdowns;

●	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

●	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

●	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

ii

●	our ability to comply with additional costs and risks related to our environmental, social and governance policies;

●	potential liability from litigation and our vessel operations, including purported discharge of pollutants;

●	changes in general economic and business conditions;

●
general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or other hostilities or conflicts, including the war in Ukraine, the war between Israel and Hamas or the Houthi crisis in and around the Red Sea;

●	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;

●	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;

●	potential liability from future litigation and potential costs due to our vessel operations, including due to any environmental damage and vessel collisions;

●
the length and severity of public health threats, epidemics and pandemics and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets and governmental responses thereto; and

●
and other important factors discussed in “Item 3. Key Information—D. Risk Factors” or described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements in this annual report are qualified in their entirety by the cautionary statements contained in this annual report.

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

iii

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company,” “we,” “us,” and “our” refer to TOP Ships Inc. and all of its subsidiaries, and “TOP Ships Inc.” refers only to TOP Ships Inc. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term gross tonnage, in describing the size of yachts. Gross tonnage, unlike dwt, does not have a physical unit like tons or cubic meters. Instead, it is a number derived from a mathematical formula calculated based on the International Tonnage Convention of 1969 and is used to measure a ship’s enclosed volume. References to our “Fleet Manager” or “CSI” are to Central Shipping Inc., a related party of ours, which performs the day-to-day management of our fleet.

Throughout this annual report, the conversion from Euros, or €, to U.S. dollars, or $, is based on the U.S. dollar/Euro exchange rate of 1.0406 as of December 31, 2024, unless otherwise specified.

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

References in this annual report to the terms “ship” or “vessel” do not include reference to yachts and references in this annual report to the terms “maritime industry” or “shipping industry” do not include the yachting industry. We use the term “fleet” in describing our tanker vessels to the exclusion of any yachts that may be owned by us or purchased by us in the future.

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

Summary of Risk Factors

●	The international tanker industry has historically been both cyclical and volatile.
●	The current state of the world financial market and current economic conditions could have a material adverse impact on our results of operations, financial condition and cash flows.
●	Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, and the related governmental responses thereto.
●
The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

●	An over-supply of tanker capacity may lead to reductions in asset prices, charter hire rates and profitability.
●	Volatility of SOFR could affect our profitability, earnings and cash flows.
●	We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
●	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
●	Increasing growth of electric vehicles could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
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

●
Our financing arrangements contain restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.

●	Servicing current and future debt will limit funds available for other purposes and could impair our ability to react to changes in our business.
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

●	If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
●	Delays or defaults by the shipyards in the construction of any newbuildings could increase our expenses and diminish our net income and cash flows.
●	Our ability to obtain additional debt financing may be dependent on our ability to charter our vessels, the performance of our charters and the creditworthiness of our charterers.
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

●	If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

●	A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.
●	An increase in operating costs could decrease earnings and available cash.
●	The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
●	Rising fuel prices may adversely affect our profits.
●	Inflation could adversely affect our operating results and financial condition.
●
Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would adversely affect our business, results of operations and financial condition.

●	Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
●	Our recent acquisition of a megayacht entails certain risks and uncertainties associated with our entry into ownership of a new class of vessels, and we may not manage such risks successfully.
●	We may not have adequate insurance to compensate us if we lose any vessels that we acquire.
●	We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.
●
Increasing regulation as well as scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

●
A shift in consumer demand from crude oil and petroleum products towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.

●	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
●	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
●	Maritime claimants could arrest our vessels or vessels we may acquire, which could interrupt our cash flow.
●	Governments could requisition our vessels or vessels we acquire during a period of war or emergency, resulting in loss of earnings.
●	U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
●	Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, could result in fines, criminal penalties, and an adverse effect on our business.
●	We may be subject to U.S. federal income tax on our U.S. source income, which would reduce our earnings.
●	We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.
●	The market price and trading volume of our common shares may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.
●	There is no guarantee of a continuing public market for you to resell our common shares.
●	The NYSE may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.
●
We have issued common shares in the past through various transactions and we may do so in the future without shareholder approval, which may dilute our existing shareholders, depress the trading price of our securities and impair our ability to raise capital through subsequent equity offerings.

●
We may be unable to successfully consummate a planned spin-off of certain of our assets or to achieve some or all of the benefits that we expect to achieve from the spin-off and may incur significant risks associated with the spin-off.

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

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. In 2024, the BDTI reached a high of 1,552 and a low of 860. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI but for petroleum product fixtures, has similarly been volatile. In 2024, the BCTI reached a high of 1,411 and a low of 460. Although the BDTI and BCTI were 1,114 and 662, respectively, as of April 9, 2025, there can be no assurance that the crude oil and petroleum products charter market will continue to increase, and the market could again decline. Recent heightened volatility in charter prices has resulted primarily from the war between Russia and Ukraine and sanctions on Russian exports of crude oil and petroleum products, and there remains uncertainty about the future impact of those events. Additionally, the war between Israel and Hamas has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea and Gulf of Aden. Such circumstances have had and could in the future result in adverse consequences for the tanker industry. In general, volatility in charter rates depends, among other factors, on (i) supply and demand for tankers, (ii) the demand for crude oil and petroleum products, (iii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iv) oil refining volumes, (v) oil prices, and (vi) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

Currently, all of our vessels are employed on time charters. However, changes in spot rates and time charter rates can affect the revenues we receive from operations in the event our charterers default or seek to renegotiate the charter hire, as well as the value of our vessels, even if our vessels are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contract terms, our revenues and profitability could be adversely affected and we may not be able to comply with the financial covenants in our financing arrangements. A decline in charter hire rates will also likely cause the value of our vessels to decline which could lead us to record impairment adjustments to the carrying values of our fleet.

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

●	worldwide and regional availability of refining capacity and inventories;

●	environmental and other legal and regulatory developments;

●	economic slowdowns caused by public health events or inflationary pressures and resultant governmental responses;

●	currency exchange rates;

●	weather, natural disasters and other acts of God;

●	increased use of renewable and alternative sources of energy;

●	competition from alternative sources of energy, other shipping companies and other modes of transportation; and

●
international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the wars between Russia and Ukraine and  between Israel and Hamas or the Houthi crisis in and around the Red Sea.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;

●	current and expected newbuilding orders for vessels;

●	the scrapping rate of older vessels;

●	the availability of financing for new or secondhand tankers;

●	the price of steel;

●	speed of vessel operation;

●	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of vessels;

●	the price of steel and vessel equipment;

●	technological advances in the design, capacity, propulsion technology, and fuel consumption efficiency of vessels;

●	potential conversion of vessels for alternative use;

●	changes in environmental and other regulations that may limit the useful lives of vessels;

●	port or canal congestion;

●	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

●	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO₂ emissions;

●
the number of vessels that are out of service at a given time, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire, including those that are in dry-dock for the purpose of installing exhaust gas cleaning systems, known as scrubbers; and

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

The world economy continues to face a number of challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions between Israel and Iran, tensions in and around the Red Sea and Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics,  and banking crises or failures, such as the recent Silicon Valley Bank, Signature Bank, and First Republic Bank failures. See also “—Our financial results may be adversely affected by the outbreak epidemic and pandemic diseases and the related governmental responses thereto.” In addition, the continuing war between Ukraine and Russia, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in and around the Red Sea and their impact on the world economy is uncertain. Although a cease-fire declared between Israel and Hamas on January 15, 2025, heightened regional tension and renewed conflict in Gaza and Yemen developed in March 2025, which may lead to continued attacks on vessels transiting the Red Sea. If such conditions are sustained, the longer-term net impact on our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

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

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. For the year ended December 31, 2024, China reported that its GDP growth rate recovered to 5.0%. Looking ahead, China’s economic growth is expected to remain steady, with forecasts projecting a GDP growth rate of around 5.0% for 2025. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo dry-docking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows and financial condition.

Furthermore, governments have and may continue to turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Under the current U.S. administration, there is significant and increasing uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. In January 2025, during the initial days of President Trump’s second term, the U.S. announced the imposition of additional substantial tariffs on imports from various countries, including China, Canada and Mexico, U.S.’s top three trade partners, and the subject countries indicated their intention to impose counter measures. In February 2025, President Trump announced that the U.S. would impose tariffs of 10% on all imported goods from China, which took effect in February 2025, and 25% on all steel and aluminum imports beginning in March 2025. On February 13, 2025, President Trump ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies, thus increasing the possibility of a global trade war. On March 4, 2025, the U.S. imposed 25% tariffs on imports from Mexico and Canada and enacted an extra 10% tariff on Chinese imports, therefore doubling the previously levied tariff from February to an additional 20% on existing tariffs. In response, Canada planned to immediately impose a 25% tariff on U.S. imports, and Mexico stated that the country would also retaliate, intending to disclose plans in due time. Additionally, China announced retaliatory tariffs on U.S. agricultural goods and export restrictions to the U.S., in addition to filing a lawsuit with the World Trade Organization. On March 5, 2025, President Trump announced that cars made in North America that comply with the continent's existing free trade agreement are exempted from tariffs for a month. On March 6, 2025, President Trump announced that the U.S. will pause the 25% tariffs on U.S. imports from Mexico and Canada that are covered under a 2020 United States-Mexico-Canada Agreement, or USMCA, trade agreement until April 2, 2025. Goods that are not covered by the agreement remain subject to tariffs. On March 11, 2025, President Trump announced higher tariffs on steel and aluminum from Canada; however, hours later, reverted to previous plan to continue with the 25% tariffs on steel and aluminum products from Canada. On March 12, 2025, Canada announced new retaliatory trade duties on U.S. goods, imposing 25% counter tariffs on various goods including tools, computers and servers, and sports equipment, that took effect on March 13, 2025. Additionally, on February 26, 2025, President Trump announced a possible 25% tariff on European imports, which was imposed as of March 12, 2025. The EU announced on March 12, 2025 that it will respond with retaliatory tariffs that will take effect on U.S. products starting April 1, 2025, reinstating tariff packages form 2018 and 2020 that includes tariffs on U.S. products like whiskey and other alcoholic beverages. On March 13, 2025, President Trump posted on social media that he would place a 200% tariff on all wines, champagne and alcoholic products form the E.U. if the proposed 50% tariff on U.S. whiskey is carried out. On March 25, 2025, President Trump signed an executive order increasing tariffs to 25% for any goods from countries importing Venezuelan oil. On March 26, 2025, President Trump signed an executive order imposing 25% tariff on all automobile and automobile parts imports.

On April 2, 2025, President Trump announced additional new tariffs on many U.S. trading partners, including a 34% tax on imports from China, a 20% tax on products from the E.U., and a baseline 10% tax on imports from many countries. These tariffs were in addition to the previous announcements of 25% taxes on auto imports, tariffs implemented against China, Canada and Mexico, and trade penalties on steel and aluminum, provided that the previously announced tariff rates for Canada and Mexico were to stay the same and goods that comply with USMCA were to continue to be excluded from these tariffs. However, the previously announced 20% charge on imports from China will be in addition to the 34% import tax announced. Specific products that are subject to tariffs, such as automobiles, were to be exempted from the tariffs announced, and tariffs on products such as pharmaceutical drugs are to be announced at a later date.

Following a period of market turbulence, on April 9, 2025, President Trump announced a 90-day pause to the tariffs announced on April 2, 2025 for most countries. Countries subject to the pause on the tariffs are still to be subject to the baseline 10% tariff. This consequently lowers the tariff rate for the E.U., Japan, and South Korea, among other countries. However, President Trump announced an increased tariff rate against Chinese imports of 125%.

Such protectionist developments, or uncertainty regarding their implementation, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

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

Credit markets in the United States and Europe have in the past experienced significant contraction, deleveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations which may result in such conditions. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business, results or operations or impair our ability to borrow under any future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing in favorable terms, we may be unable to complete vessel acquisitions, take delivery of any newbuilding vessels, take advantage of business opportunities or respond to competitive pressures.

Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases and the related governmental responses thereto.

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

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessels or vessels we may acquire and ability to pay dividends may be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that future infectious disease outbreak, pandemic or epidemic may have on our business, operating results, cash flows and financial condition, which could be material and adverse.

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

Dislocations in the supply of and demand for tankers as a result of the war in Ukraine and sanctions on Russian exports have resulted in greatly increased volatility in tanker asset prices. Furthermore, the war between Israel and Hamas and the Houthi rebel attacks on shipping in the Red Sea have an uncertain impact on the supply and demand for tankers. If we sell any of our vessels, or any vessel we may acquire, at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment. If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value less costs to sell in our financial statements and incur a loss and a reduction in earnings even if we do not immediately sell the vessel. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates—Impairment of Vessels.”

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

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increased, which could lead to reductions in asset prices and charter rates. The impact of the sanction on Russian exports of crude oil and petroleum products is uncertain and has generated increased volatility in the supply of tankers available for world side trade. As of March 28, 2025, newbuilding orders have been placed for an aggregate of approximately 14.0% of the existing global tanker fleet, with the bulk of deliveries expected during 2027.

An over-supply of oil tankers would increase the oil tanker charter hire rate volatility and we may not be able to find profitable charters for our vessels, or vessels we may acquire, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and our ability to pay dividends.

Volatility of SOFR could affect our profitability, earnings, and cash flows.

While our financing agreements were previously based on the London Interbank Offered Rate, or LIBOR, including during the fiscal years ended December 31, 2022 and 2023, in 2023 we amended our financing agreements to transition from LIBOR to the Secured Overnight Financing Rate, or SOFR, in line with current market practice and hence in 2024 all our financing agreements are based on SOFR. As a result, none of our financing arrangements currently utilizes LIBOR.

An increase in SOFR, including as a result of interest rate increases that could be effected by the United States Federal Reserve in response to rising inflation, would affect the amount of interest payable under our existing financing agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage any future exposure to interest rate fluctuations, we may from time-to-time use interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our financing agreements that require maintenance of certain financial positions and ratios.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes (of which there are around forty-five in the world thus far), carbon taxes, taxonomy of ‘green’ economic activities, increased efficiency standards and incentives or mandates for renewable energy.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of the Energy Efficiency Design Index, or EEDI, for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. MEPC 81, in March 2024, agreed on an illustration of a possible draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in late 2025.  The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. While currently all our vessels have scrubbers installed, costs of compliance with these regulatory changes for any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Additional greenhouse regulations may result in increased implementation and compliance costs and expenses, such as:

•
IMO Data Collection System (DCS): Since 2019, the IMO data collection system, or the IMO DCS, which requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. This IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and offshore installations. Data is reported annually to the flag state, which is used to calculating a ship’s operational carbon intensity indicator (CII).

•
Amendments to MARPOL Annex VI: Beginning in January 2023, Annex VI imposed reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index, or EEXI, and carbon intensity indicator, or CII, framework, which amendments became effective on May 1, 2024. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024.

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

In addition, although the emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Furthermore, on January 1, 2024 the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation came into effect on January 1, 2025. The ETS applies gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under the ETS and the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly. To prepare for and manage the administrative aspects of EU ETS compliance, we have made significant investments in new systems, including personnel, data management, cost recovery mechanisms, revised service agreement terms and transparent emissions reporting procedures. However, the cost of future compliance and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805, or FuelEU, under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Compliance with changes in laws, regulations, and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing tanker vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

Increasing growth of electric vehicles could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2024 that total electric cars sold annually worldwide grew from about 120,000 in 2012 to more than 14 million in 2023, bringing the total number of electric cars to approximately 40 million, more than six times the number from 2018. Electric car sales in the first quarter of 2024 were 3 million, up over 30% from the same quarter of 2023. This was driven mainly by China, which sold about half a million more electric cars than over the same period in 2023. IEA forecasts are for electric vehicles (“EVs”) to grow from 40 million in 2023 to 240 million by 2030, which the IEA forecasts would reduce worldwide demand for oil products by 6 million barrels per day in 2030. IEA estimates that EV operations in 2019 avoided the consumption of almost 0.7 million barrels per day of oil products. According to the World Economic Forum, there were about 1.1 billion cars registered in 2015 and there will be about 2 billion cars registered by 2040. A growth in EVs worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to make cash distributions.

Our vessels may suffer damage due to the inherent operational risks of the tanker industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, epidemic and pandemic diseases, quarantine and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil or chemicals. An oil or chemical spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil and chemicals transported in such tankers.

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

While our vessels have not called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions in violation of applicable sanctions or embargo laws on charterers’ instructions and without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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

A recent proposal by the U.S. to impose new port fees on Chinese-operated vessels, Chinese-built vessels, non-Chinese companies operating Chinese-built vessels and companies with newbuilding orders at Chinese shipyards, and to restrict a percentage of U.S. products to being transported on U.S. vessels could have a material adverse effect on our operations and financial results.

The United States Trade Representative (USTR) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China's dominance in the maritime, logistics, and shipbuilding industries.  These proposed actions, should they be enacted, have the potential to dramatically increase the port fees and overall operating expenses for ships calling at U.S. ports. Specifically, the USTR is proposing a series of service fees that would function as direct increases to port-related costs.

The proposal would include a service fee targeting Chinese operators of up to $1.0 million for each instance a vessel operated by a Chinese entity enters a U.S. port.  Alternatively, the fee could be calculated at a rate of up to $1,000 per dwt of the vessel for each port entrance.

Another proposed service fee focuses on operators with fleets comprised of Chinese-built Vessels.  Under this proposal, fees could reach as high as $1.5 million each time a Chinese-built vessel owned by a non-Chinese operator enters a U.S. port.  Furthermore, a tiered fee structure is under consideration, based on the proportion of Chinese-built vessels within an operator’s fleet.  Operators with fleets that are 50% or more Chinese-built could face fees of up to $1.0 million dollars per port call; for operators with fleets that are greater than 25% and less than 50% Chinese-built, the fee could be up to $750,000 per port call; and for operators whose fleets have greater than 0%  and less than 25% percent Chinese-built vessels, the port fee could reach up to $500,000 per vessel entrance. Another option being considered is an additional fee of up to $1.0 million per port entrance if 25% or more of an operator’s fleet is composed of vessels constructed in China.

A further proposed service fee is aimed at operators with newbuilding orders for Chinese vessels.  This fee would be based on the percentage of vessels an operator has ordered from Chinese shipyards or expects to receive from them within the next 24 months. Operators with 50% or more of their vessel orders placed with Chinese shipyards could be charged up to $1.0 million per vessel entrance.  For those with greater than 25% to less than 50% percent of their orders in Chinese shipyards, the fee could reach $750,000, and for those with greater than 0% to less than 25%, it could be up to $500,000 per vessel entrance.  Another possibility is a flat fee of up to $1.0 million dollars per port entrance if 25% or more of an operator’s total vessel orders over the next 24 months are with Chinese shipyards.

Beyond these direct fee increases, the proposed actions also encompass “restrictions on services” designed to promote the transport of U.S. goods on U.S. vessels. These restrictions would be phased in over several years, starting with a requirement that a small percentage of U.S. exports be transported on U.S.-flagged vessels by U.S. operators, escalating to a larger percentage over time, with a portion specifically mandated to be on U.S.-flagged and U.S.-built vessels. Another proposed restriction would require U.S. goods to be exported on U.S.-flagged, U.S.-built vessels, with exceptions only granted if operators demonstrate that at least 20% of U.S. products per calendar year are transported on U.S.-flagged and U.S.-built vessels. These restrictions could reduce the demand for non-U.S. built vessels, including ours.

The actual implementation of these proposed actions remains uncertain. The final form, scope, and effective dates of any measures that are ultimately adopted may significantly differ from the current proposals. Additionally, specifics, such as applicability to sale and leaseback arrangements with Chinese leasing financiers, has not been clarified. In a sale and leaseback arrangement, the Chinese leasing financiers are the registered owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.

In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Of the 10 vessels we operate, none were constructed in China and we currently don’t have any newbuilding vessel orders in any Chinese shipyard. Given the potential magnitude of these proposed port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact.  However, if measures similar to those that have been proposed are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. Even though port fees are typically borne by the charterer, if port fees are assessed due to our ownership of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate.  This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States and our business, operating results, cash flows, financial conditions, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels or other vessels we may acquire are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the war between Ukraine and Russia and between Israel and Hamas and Hezbollah, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea and the U.S. and Panama, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce, and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

Furthermore, the intensity and duration of the war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas. An increasing number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays. For vessels transiting the region, war risk premia have increased substantially, and should these attacks continue, we could similarly experience a significant increase in our insurance costs and we may not be adequately insured to cover losses from these incidents, however since currently all our vessels are on time charter these increased war premiums if any will be paid by our charterers. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial conditions, operating results, and cash flows.

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

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of, delay in the loading, off-loading or delivery of, the contents of our vessels or the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

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

In July 2023, the SEC adopted rules requiring the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to make the required disclosure could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

RISKS RELATED TO OUR COMPANY

Our financing arrangements contain restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.

Our financing arrangements in the form of the bareboat charters in connection with the sale and leaseback agreements, or SLBs, of our fleet contain, and any future financing arrangements we may enter into are expected to contain, customary covenants, events of default and termination event clauses, including cross-default provisions and restrictive covenants and performance requirements that may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, pay dividends, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could also limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

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

As of December 31, 2024, we are in compliance with all covenants in our financing facilities.

As a result of these restrictions, or similar restrictions in our future financing arrangements, we may need to seek permission from our lenders and other financing counterparties in order to engage in certain corporate actions. Our lenders’ and other financing counterparties’ interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest, which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenant requirements, could lead to defaults under our financing facilities or any future financing facilities. If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, the current or future owners of our leased vessels or the banks that finance our current or future vessels, as appropriate, could retake possession of our vessels or require us to pay down our indebtedness to a level where we are in compliance with our covenants or sell vessels in our fleet. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic diseases may affect our ability to comply with these covenants. We could lose our vessels if we default on our financing facilities, which would negatively affect our revenues, results of operations and financial condition.

Servicing current and future debt will limit funds available for other purposes and could impair our ability to react to changes in our business.

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2024, we had a total indebtedness of $265.2 million, excluding deferred finance fees. Our current or future debt could have other significant consequences on our operations. For example, it could:

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

Furthermore, our current or future interest expense will increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our current or future debt, sell assets, borrow more money or sell more securities, and we cannot guarantee that the resulting proceeds therefrom, if any, will be sufficient to meet our ongoing capital and operating needs. Because interest paid on loans is generally a margin plus a reference rate, such as SOFR, that is subject to change, our actual interest costs would increase as the reference rate increases. During an inflationary period, such as one we are currently experiencing, the SOFR or similar reference rate will generally be increased, thus costing us more money to service our debt obligations and reducing our results of operations and cash flow. Any event of default under a financing agreement pursuant to which we have granted security could permit the relevant financier to exercise its rights as a secured lender and take the relevant collateral, which may include our vessels.

Our President, Chief Executive Officer and Director has significant influence over us, and a trust established for the benefit of his family may be deemed to beneficially own, directly or indirectly, 100% of our Series D Preferred Shares, and thereby to control the outcome of matters on which our shareholders are entitled to vote.

As of the date of this annual report, Lax Trust, which is an irrevocable trust established for the benefit of certain family members of our President, Chief Executive Officer and Director, Mr. Pistiolis, may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding shares of our Series D Preferred Shares. Each Series D Preferred Share carries 1,000 votes. 3 Sororibus Trust, an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis, may be deemed to beneficially own 2,930,718 of our common shares, and Mr. Pistiolis may be deemed to beneficially own 440,711 common shares.

Based on the Lax Trust’s beneficial ownership of 100% of our Series D Preferred Shares as of the date of this annual report, and the beneficial ownership of common shares by 3 Sororibus Trust and Mr. Pistiolis , the Lax Trust may be deemed to beneficially own 95.6% of our total voting power, and the Lax Trust together with the 3 Sororibus Trust and Mr. Pistiolis may be deemed to beneficially own 98.8% of our total voting power, and therefore to control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust, 3 Sororibus Trust, the family of Mr. Pistiolis and Mr. Pistiolis may be different from your interests.

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

We and certain of our current executive officers were defendants in purported class-action lawsuits in the U.S. District Court for the Eastern District of New York, brought on behalf of our shareholders. The lawsuits alleged violations of Sections 9, 10(b), 20(a) and/or 20A of the Securities Exchange Act of 1934, as amended, or the Exchange Act and Rule 10b-5 promulgated hereunder. These lawsuits were resolved in our favor in 2020.

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

As of the date of this annual report, our operating fleet consists of one 50,000 dwt MR product tanker, five 157,000 dwt Suezmax crude oil tankers, two 300,000 dwt Very Large Crude Carriers, or VLCCs. Our MR product tanker is M/T Eco Marina Del Rey. Our Suezmax fleet consists of M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Oceano CA, M/T Eco Malibu and M/T Eco West Coast. Our VLCC fleet consists of M/T Julius Caesar and M/T Legio X Equestris. Furthermore, we have a 50% interest in M/T Eco Yosemite Park and M/T Eco Joshua Park, two 50,000 dwt product tankers. If these vessels are unable to generate revenue as a result of off hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

During 2024, 100% of our revenues derived from five charterers, Clearlake Shipping Pte Ltd (“Clearlake”), Trafigura Maritime Logistics Pte Ltd (“Trafigura”), Central Tankers Chartering Inc (“Central Tankers Chartering”), Weco Tankers A/S (“Weco Tankers”) and Cargill International SA (“Cargill”). Such agreements subject us to counterparty risks. The ability of such charterers to perform their obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities, and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet in the future in line with our strategy. Our future growth will primarily depend on our ability to:

●	generate excess cash flow for investment without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

●	raise equity and obtain required financing for our existing and new operations;

●	identify opportunities in the tanker sector and other seaborne transportation sectors or related sectors;

●	locate and acquire suitable vessels;

●	identify and consummate acquisitions or joint ventures;

●	integrate any acquired business successfully with our existing operations;

●	our manager’s ability to hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

●	enhance our customer base; and

●	manage expansion.

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

Delays or defaults by the shipyards in the construction of any newbuildings could increase our expenses and diminish our net income and cash flows.

As of the date of this annual report, we do not have any contracts for newbuilding vessels however we have one newbuilding megayacht, the M/Y Sanlorenzo "1150Exp" with hull number 158, due for delivery in the second quarter of 2027 from Sanlorenzo shipyard of Italy. We may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

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

We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Although concerns relating to the sovereign debt crisis have largely been allayed and Greece has emerged from its bailout programs, the stand-alone financial strength of the banks and the anticipated additional pressures stemming from the legacy of the country’s multi-year debt crisis continue to create uncertain economic prospects.

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

When we enter into a time charter or bareboat charter, rates under that charter are fixed throughout the term of the charter. If the spot charter rates in the tanker shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our then existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessel at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our current or future loans or current leaseback obligations. If our current or future lenders choose to accelerate our indebtedness and foreclose their liens, or if the owners of our sold and leased back vessels choose to repossess vessels in our fleet as a result of a default under the SLBs, our ability to continue to conduct our business would be impaired.

An increase in operating costs could decrease earnings and available cash.

Vessel operating costs include the costs of crew, provisions, deck and engine spares and stores, insurance, and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If any of our vessels, or vessels we may acquire, suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-docking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash.

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

Inflation could adversely affect our operating results and financial condition.

Inflation could have an adverse impact on our operating results and subsequently on our financial condition both directly through the increase of various costs necessary for the operation of our vessels, such as crew, repairs and materials, and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. If inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital, which would result in the deterioration of our financial condition.

Rising fuel prices may adversely affect our profits.

Fuel is a significant expense, if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the short-term or spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Our recent acquisition of a megayacht entails certain risks and uncertainties associated with our entry into ownership of a new class of vessels and we cannot assure you that we will manage such risks successfully.

In April 2025, we took delivery of a megayacht and have also acquired 100% of a company that owns a newbuilding contract for a megayacht due for delivery in 2027 from an affiliate of our Chief Executive Officer. We believe market conditions are favorable for investments in this sector and are evaluating additional similar investment opportunities, however, there can be no assurance that the megayacht currently under construction will be delivered as anticipated or that we will successfully identify any similar opportunities in the future. Any megayacht we acquire is expected to be employed on short-term charters. We expect that management services, including commercial and technical management, for any yacht we acquire will be provided by CSI. Our management team and CSI has limited experience in the megayacht sector. We believe that the experience of our management and CSI in the ownership and operation of tanker and other vessels provides relevant expertise and qualifications in the evaluation of megayacht acquisition opportunities and in the operation of megayachts.

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

We carry insurance for all our vessels and intend to carry insurance for all vessels we acquire against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance (which includes environmental damage and pollution insurance coverage), freight demurrage and defense and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes.

We do not currently maintain strike or off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our results of operations and operating cash flow.

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

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other evolving industry shareholder expectations and standards, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil and petroleum product transportation in which we are presently engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related and ESG-related disclosures by public companies and in public offerings. The final rules, set forth in Release No. 33-11275, would add extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. In addition, the final rules would require the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. These rules were challenged in federal court and in April 2024, the SEC announced that it would voluntarily stay the effectiveness of the rules pending judicial review. On March 27, 2025, the SEC determined to end its defense of the rules in the ongoing litigation. It is unclear if the rules will be enforced or repealed. Costs of compliance with these new rules may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Moreover, from time to time, we may incur additional costs, establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting scrutiny from market participants or regulators could adversely affect our reputation and/or our access to capital.

A shift in consumer demand from crude oil and petroleum products towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.

A significant portion of our earnings are related to the crude oil and petroleum product industry. A shift in the consumer demand from crude oil towards other energy resources such as wind energy, solar energy, hydrogen energy, or nuclear energy will potentially affect the demand for our vessels and any vessel we may acquire in the future. This could have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials, and seasonality. Changes to the trade patterns of crude oil and petroleum products may have a significant negative or positive impact on ton-miles and, therefore, the demand for our tanker vessels. This could have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

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

Maritime claimants could arrest our vessels or yachts or vessels or yachts we may acquire, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel or a yacht, shippers of cargo and other parties may be entitled to a maritime lien against that vessel or yacht for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel or yacht through foreclosure proceedings. The arrest or attachment of one or more of our vessels or yachts or vessels or yachts we may acquire could result in a significant loss of earnings for the related, if applicable, off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel or yacht which is subject to the claimant’s maritime lien and any “associated” vessel or yacht, which is any vessel or yacht owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels or yachts for liabilities of any other vessel or yacht that we own.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment of such compensation is uncertain. Government requisition of any of our vessels or vessels we may acquire could negatively impact our revenues should we not receive adequate compensation.

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

We believe that we were not a PFIC for our 2024 taxable year and do not expect to be treated as a PFIC in subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is substantial legal authority supporting this position including case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations if we were treated as a PFIC. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation—U.S. Federal Income Taxation of U.S. Holders—The QEF Election”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. See “Taxation—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We were not subject to U.S. federal income taxation for the 2024 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for 2025 or any future taxable year.

Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, could result in fines, criminal penalties, and an adverse effect on our business.

We operate throughout the world, including countries known to have a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA.  Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition.  In addition, actual or alleged violations could damage our reputation and ability to do business.  Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 until April 2024 on the Nasdaq Capital Market, or Nasdaq, followed by trading on the NYSE American LLC, or NYSE, commencing in April 2024.

The market price of our common shares is affected by a variety of factors, including:

•	fluctuations in interest rates;
•	fluctuations in the availability or the price of oil and chemicals;
•	fluctuations in foreign currency exchange rates;
•	announcements by us or our competitors;
•	changes in our relationships with customers or suppliers;
•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;
•	changes in United States or foreign tax laws;
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the war in Ukraine.
•	actual or anticipated fluctuations in our operating results from period to period;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	market conditions in the shipping industry and the general state of the securities markets;
•	business interruptions caused by the outbreak of epidemic and pandemic disease or the war in Ukraine;
•	mergers and strategic alliances in the shipping industry;
•	changes in government regulation;
•	a general or industry-specific decline in the demand for, and price of, shares of our common shares resulting from capital market conditions independent of our operating performance;
•	the loss of any of our key management personnel;
•	our failure to successfully implement our business plan;
•	issuance of shares; and
•	stock splits / reverse stock splits.

In addition, over the last few years, the stock market has experienced price and volume fluctuations, including due to factors relating to the outbreak of COVID-19 and the war in Ukraine, and this volatility has sometimes been unrelated to the operating performance of particular companies. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects. During 2024, the closing price of our common shares experienced a high of $15.70 in January 4, 2024 and a low of $5.50 in December 19, 2024. This market and share price volatility relating to general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

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

Our common shares currently trade on the NYSE. We cannot assure you that an active and liquid public market for our common shares will continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. The price of our common shares may be volatile and may fluctuate due to factors such as:

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

The NYSE may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

Our common shares are listed on the NYSE. In order to maintain our listing, we must generally maintain certain share price, financial and share distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to these objective standards, the NYSE may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the NYSE’s listing requirements; if an issuer’s common stock sells at what the NYSE considers a “low selling price” for a substantial period of time; or if any other event occurs or any condition exists which makes continued listing on the NYSE, in its opinion, inadvisable. It is possible that we could fail to satisfy one or more of these requirements. We may receive notices from the NYSE that we have failed to meet its requirements, and proceedings to delist our shares could be commenced. For example, during the period that our common shares traded on Nasdaq, most recently on April 21, 2023, we received written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. On some occasions we were able to regain compliance within the grace period prescribed by Nasdaq pursuant to a reverse stock split. For example, on September 29, 2023, we effectuated a 12-to-1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1), which we obtained on October 16, 2023. For more information, please see “Item 4. Information on the Company—A. History and Development of the Company.”

A decline in the closing price of our common shares on the NYSE could result in suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors and constitutes a breach under certain of our credit agreements as well as constitutes an event of default under certain classes of our preferred stock and would cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.

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

We may be unable to successfully consummate a planned spin-off of certain of our assets or to achieve some or all of the benefits that we expect to achieve from the spin-off and may incur significant risks associated with the spin-off.

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

We are a Marshall Islands corporation with principal executive offices in Greece. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Those regulations require certain entities that are not otherwise tax resident elsewhere that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters), and (iii) having regard to the level of relevant activity carried out in the Marshall Islands, has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands, and (c) an adequate number of qualified employees in the Marshall Islands.

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

Our Bylaws include a forum selection provision as described under the section herein entitled “Item 10. Additional Information—B. Memorandum and Articles of Association.” However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our Bylaws to be inapplicable or unenforceable in such action. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Shareholders’ derivative actions, including those arising under the Exchange Act or Securities Act, are subject to our forum selection provision. To the extent that the exclusive forum provision would apply to restrict the courts in which our shareholders may bring claims arising under the Exchange Act or the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

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

Our executive management team, provided by Central Mare, consists of Evangelos J. Pistiolis, our Chief Executive Officer; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis G. Ikonomou, our Chief Operating Officer and Konstantinos Patis, our Chief Technical Officer. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of any vessels we may acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party affiliated with the family of Mr. Pistiolis. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet as well as for all accounting and reporting functions and the loss of our Fleet Manager’s services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

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

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed TOP Ships Inc. Our common shares are currently listed on the NYSE under the symbol “TOPS.” The current address of our principal executive office is 20 Iouliou Kaisara Str 19002, Paiania, Athens, Greece. The telephone number of our registered office is +30 210 812 8107. The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically at http://www.sec.gov. Our website is https://www.topships.org. The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this annual report.

On January 5, 2022, we entered into an unsecured credit facility for up to $20 million with Central Mare Inc. (the “Central Mare Unsecured Bridge Loan”), an affiliate of our CEO, in order to finance part of the shipbuilding cost of the two VLCCs. A total of $9 million was drawn down and subsequently repaid from proceeds from the sale of M/T Eco Los Angeles and the facility was terminated on March 4, 2022. The maturity date of the loan was December 31, 2022. The principal terms of the loan included an arrangement fee of 2%, interest of 12% per annum and a commitment fee of 1.00% on the undrawn part of the facility.

On January 17, 2022, we entered into a stock purchase agreement with Africanus Inc, owned by 3 Sororibus Trust, an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis, for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Preferred Shares”), in exchange for (i) the assumption by Africanus Inc of an amount of $47.6 million of shipbuilding costs for its newbuilding vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of our remaining payment obligations relating to the VLCC Transaction, in an amount of up to $27.6 million. At total of 7,200,000 Series F Preferred Shares were issued in connection with the deliveries of M/T Julius Caesar, M/T Legio X Equestris and M/T Eco Oceano CA and the settlement of $24.4 million of payment obligations relating to the VLCC Transaction.

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

On February 14, 2022, we entered into time charter employment agreements with a major oil trader for M/T Eco Beverly Hills and for M/T Eco Bel Air, according to which upon completion of their current charters, the M/T Eco Beverly Hills and M/T Eco Bel Air will enter into a time charter for a minimum period of 20 months and a maximum period of 26 months (at charterers option) at daily rate of $24,000 per vessel. Charterers also have the option to further extend the time charter until December 1, 2025 for M/T Eco Beverly Hills and December 10, 2025 for M/T Eco Bel Air (which options have been exercised for both vessels). The daily rate for the entire period for both vessels is $24,000, including charterer optional periods.

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

On March 4, 2022, we took delivery of the vessel M/T Eco Oceano CA from the Hyundai Samho shipyard in South Korea.

On April 15, 2022, we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, under which we would offer and sell, from time to time through Maxim Group LLC, up to $19.7 million of our common shares, par value $0.01 per share. On October 6, 2022, we announced that we had terminated the Equity Distribution Agreement. We sold 10,786 common shares pursuant to the Equity Distribution Agreement for aggregate net proceeds of approximately $2.0 million.

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

On October 10, 2022, we entered into a warrant exercise inducement letter agreement (“Inducement Letter”) with an accredited investor that was an existing holder of June 2022 Warrants, wherein the investor agreed to exercise all of the June 2022 Warrants at an exercise price reduced from $120.00 per share to $81.00 per share, in consideration for the issuance of new warrants (the “October 2022 Warrants”) to purchase up to an aggregate of 89,393 common shares for a purchase price of $81.00 per common share. The October 2022 Warrants were immediately exercisable upon issuance at an exercise price of $81.00 per common share and will expire on June 7, 2027. The net proceeds of the exercise of the October 2022 Warrants, after deducting estimated expenses and fees, were approximately $4.5 million. We granted customary registration rights covering the resale of the common shares issuable upon exercise of the October 2022 Warrants.

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

On December 7, 2022, we entered into a time charter agreement with Weco Tankers for the M/T Marina Del Rey for a firm period of three years at a daily rate of $20,500 and an optional year at a daily rate of $22,500 at the charterer’s option.

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

On July 12, 2023, we entered into an agreement to extend the duration of the time charter parties with Clearlake Shipping Pte Ltd for a fixed term of a minimum of 30 months and a maximum of 36 months for the vessels M/T Eco West Coast and M/T Eco Malibu. The daily rate of the extended period was agreed at $32,850.

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

On December 14, 2023, we announced the launch of our share repurchase program (the “Program”), under which we could repurchase up to $4 million of our outstanding common shares, for a period of three months. No shares were repurchased under the Program, which expired on March 14, 2024.

On December 14, 2023, we consummated an SLB with AVIC in the amount of $41.0 million, for the purpose of refinancing the indebtedness secured over the M/T Eco West Coast. For more information, see “Item 18. Financial Statements—Note 7—Debt.”

On December 20, 2023, we consummated an SLB with China Huarong Shipping Financial Leasing Co Ltd. in the amount of $41.0 million, for the purpose of refinancing the indebtedness secured over the M/T Eco Malibu. For more information, see “Item 18. Financial Statements—Note 7—Debt.”

On January 16 and January 23, 2024, we exercised our purchase options under the CMBFL SLB and took full ownership of M/Ts Julius Caesar and Legio X Equestris for $48.6 million and $49.3 million respectively. Following the purchase of the vessels that was funded with cash and a short-term revolving bridge loan from HSBC (the “HSBC Bridge”), on January 18 and January 25, 2024 we concluded SLBs (the “New CMBFL SLBs”) for the financing of M/Ts Julius Caesar and Legio X Equestris respectively from the same institution (CMBFL). The consideration from the New CMBFL SLBs amounted to $125 million ($62.5 million per vessel). For more information, see “Item 18. Financial Statements—Note 7—Debt.”

On February 6, 2024, we redeemed 3,659,627 of our Series F Preferred Shares (representing all of our outstanding Series F Preferred Shares) for an aggregate amount of approximately $43.9 million, payable in cash. Following completion of this redemption, as of the date hereof, no Series F Preferred Shares remain outstanding.

On April 24, 2024, we transferred transfer the listing of our common shares from Nasdaq to the NYSE.

On May 1, 2024, we consummated an SLB with CMBFL, for our vessel M/T Eco Marina Del Rey. Following the sale, we have bareboat chartered back the vessel for a period of seven years. For more information, see “Item 18. Financial Statements—Note 7—Debt.”

On May 24, 2024, we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, under which we may offer and sell, from time to time through Maxim Group LLC, up to $5.8 million of our common shares, par value $0.01 per share. As of the date of this report, we have sold no common shares under the Equity Distribution Agreement.

On July 12, 2024, we entered into a share purchase agreement, or the Para Bellvm SPA, for the purchase of the shares of the ship owning company that owns 100% of the motor yacht, or M/Y, Para Bellvm for a consideration of $20.0 million, or the Parabellvm Consideration, with an affiliate of Mr. Evangelos J. Pistiolis that was delivered to us on April 11, 2025. On April 11, 2025, or the Closing Date, we entered into a share purchase agreement, or the New Yacht SPA, for the purchase of 100% of the ship owning company that will own the newbuilding mega yacht M/Y Sanlorenzo "1150Exp", with expected delivery in the second quarter of 2027, or the Newbuilding Yacht, for a consideration of $27.0 million, or the New Yacht Consideration. On the Closing Date, we settled $9.3 million of the New Yacht Consideration by netting of the New Yacht LOI Advance (as defined below) and paying $5.3 million to Mr. Evangelos J. Pistiolis. The remaining amount of the New Yacht Consideration is payable using any cash surplus and in any event by December 31, 2026. See “Item 7. Major shareholders and related party transactions — B. Related Party Transactions.”

On October 9, 2024 and January 23, 2025, our board of directors granted to our Chief Executive Officer a bonus of $4.0 and $2.0 million respectively, as incentive compensation for the year ended December 31, 2024, of which $4.0 million were settled in October 2024 and $2.0 million were settled in January 2025.

B.	Business Overview

We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. Our operating fleet has a total capacity of 1,435,000 deadweight tons (“dwt”). As of the date of this annual report, our operating fleet consists of one 50,000 dwt product/chemical tanker, Marina Del Rey, five 157,000 dwt Suezmax tankers, the M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Oceano CA, M/T Eco Malibu and M/T Eco West Coast, two 300,000 dwt VLCCs, M/T Julius Caesar and M/T Legio X Equestris, and we also own 50% interest in two 50,000 dwt product tankers, M/T Eco Yosemite Park and M/T Joshua Park. All of our tanker vessels are IMO-certified and are capable of carrying a wide variety of oil products including chemical cargos which we believe make our vessels attractive to a wide base of charterers.

In addition, in April 2025 we took delivery of a megayacht that has a beam of 47 meters and a gross tonnage of 499 tons with 5 guest cabins and is able to accommodate 11 guests and 10 crew and have also acquired 100% of a company that owns a newbuilding contract for a megayacht due for delivery in 2027. The newbuilding megayacht has a beam of 60 meters and a gross tonnage of 1,150 tons with 6 guest cabins and is able to accommodate 12 guests and 15 crew.

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

Our Tanker Fleet

The following tables present our fleet of tanker vessels as of the date of this annual report:

Operating MR Tanker Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Marina Del Rey	50,000	WECO Tankers A/S	May 2027	1 year	$20,500 / $22,500

Operating Suezmax Vessels on SLBs (treated as operating leases):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Bel Air	157,000	Trafigura	December 10, 2025	-	$24,000
M/T Eco Beverly Hills	157,000	Trafigura	December 1, 2025	-	$24,000

Operating Suezmax Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Oceano CA	157,000	Central Tankers Chartering	March 2037	none	$24,500
M/T Eco West Coast	157,000	Clearlake	January 2027	1+1 years	$32,850 / $34,750 / $36,750
M/T Eco Malibu	157,000	Clearlake	March 2027	1+1 years	$32,850 / $34,750 / $36,750

Operating VLCC Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Julius Caesar	300,000	Trafigura	January 2028	1+1 years	$36,000 up to January 2025 and $41,500 afterwards / $44,000 / $46,000
M/T Legio X Equestris	300,000	Trafigura	March 2028	1+1 years	$35,750 up to March 2025 and $41,500 afterwards / $44,000 / $46,000

Operating Joint Venture MR Tanker fleet (50% owned):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Yosemite Park	50,000	Clearlake	August 2031	1+1 years	$19,500 / $18,650 / $19,900
M/T Eco Joshua Park	50,000	Clearlake	August 2031	1+1 years	$19,500 / $18,650 / $19,900

All the tankers in our operating fleet are equipped with engines of modern design with improved Specific Fuel Oil Consumption (SFOC) and in compliance with the latest emission requirements, fitted with energy saving improvements in the hull, propellers and rudder as well as equipment that further reduces fuel consumption and emissions certified with an improved Energy Efficiency Design Index (Phase 2 compliance level as minimum). Vessels with this combination of technologies, introduced from certain shipyards, are commonly referred to as eco vessels. We believe that recent advances in shipbuilding design and technology makes these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with our vessels for charters, providing us with a competitive advantage. Furthermore, all of our vessels are fitted with ballast water treatment equipment and exhaust gas cleaning systems (scrubbers).

Management of our Fleet

Our Fleet Manager provides all operational, technical and commercial management services for our fleet. Please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties.”

Officers, Crewing and Employees

As of the date of this annual report we do not employ any shore-based employees. Our executive officers and a number of administrative employees are provided according to an agreement with Central Mare. Please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties.” In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

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

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States, with a notable exception for 2020 and 2021 in which years the COVID 19 epidemic dramatically reduced oil demand. According to the International Energy Agency, global oil demand increased to 102.6 million barrels/day in 2024, compared to 101.7 million barrels/day in 2023.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property such as fixed and floating objects, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

Since 2014, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” amendments to MARPOL Annex I Condition Assessment Scheme, or “CAS” have required compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. Effective July 1, 2024, amendments to the ESP Code became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

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

The Marine Environment Protection Committee, or MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or exhaust gas cleaning systems (or EGCS). Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as an EGCS. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

 MEPC 77 adopted a non-binding resolution which urges member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. In December 2022, the Committee adopted Resolution MEPC.361(79) establishing a new ECA for the Mediterranean Sea as a whole. These amendments entered into force on May 1, 2024, however, ships operating in this ECA will be exempted from compliance with the 0.10% m/m sulfur content standard for fuel oil until July 1, 2025. At MEPC 82, the IMO adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which will become effective on March 1, 2026. Ocean-going vessels in these areas will be subject to stringent emission controls and ocean-going vessels trading in ECAs are subject to increased operational costs due to higher price of fuel with low sulfur content and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. In March 2024, MEPC 81 agreed on a draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier, or Tier III, to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As determined at the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the EEDI. Under these measures, by 2025, all newbuild ships are required to be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s "phase 3" requirements from January 1, 2025, to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers. MEPC 81 adopted amendments to the guidelines for the development of SEEMPs, including methodology for collecting data. These amendments will go into effect in August 1, 2025.

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022, and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII requirement, which took effect from January 1, 2023, ships of 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships that fall under the new CII regime are required to have a CII rating of C or above in order to be compliant. Ships that have a CII rating of D for three consecutive years or E, are required to submit a corrective action plan, to show how the required index (C or above) would be achieved or else they will be deemed non-compliant. The EEXI and CII certification requirements entered into effect on January 1, 2023.

Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil, or HFO, by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition will become effective on or after July 1, 2029.

Pursuant to the IMO’s short-term targets for the reduction of greenhouse gas emissions in the shipping industry by 2030, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The Military Sealift Command adopted amendments to modernize the Global Maritime Distress and Safety System, which entered into force on January 1, 2024. The amendments, which include amendments to SOLAS, may require vessel owners/operators to ensure their radio equipment is compliant.

The ISM Code requires that vessel operators obtain a Safety Management Certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a Document of Compliance, or DOC, issued by each flag state (or Recognized Organization, or RO, on behalf of the flag administration), under the ISM Code. We have obtained applicable DOC for our offices and safety management certificates for all of our vessels. The DOCs & SMCs are renewed as required.

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with SOLAS regulation II-2/4.2.1, will enter into effect January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards. Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force globally on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management Systems, or BWMS, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. MEPC 72’s amendments to the BWM Convention requires all ships to meet the D-2 standard.  The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS and became effective in 2022, and other amendments concerning the form of the Ballast Water Record Book entered into force on February 1, 2025.

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

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the Anti‑fouling Convention, which entered into force on September 17, 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne; ships shall not apply cybutryne or re-apply anti-fouling systems containing cybutryne from January 1, 2023.

We have obtained Anti-fouling System Certificates for our vessels that are subject to the Anti-fouling Convention.

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

United States Regulations

General

Newly elected President Donald Trump has signed a number of executive orders and directives that are likely to have an impact on U.S. regulations. For example, a regulatory freeze was issued, which permits the withdrawal of rules sent to be published and authorizes those in charge of federal agencies to delay for 60 days the effective date of rules that have been published but are not yet effective. This regulatory freeze impacts U.S. EPA decisions and proposed amendments. Additionally federal agencies have placed employees on leave as a result of an executive order regarding diversity, equity and inclusion programs, which may impact implementation and enforcement of regulations. This and additional executive orders could impact regulatory requirements.

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective March 2023, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,000 (subject to periodic adjustment for inflation), for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of any applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE”, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023, the BSEE amended the Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

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

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or “SIPs,” some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States”, or WOTUS, thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the Clean Water Act. On March 12, 2025, the EPA announced it would work with the U.S. Army Corp of Engineers further to review the definition of WOTUS further to the U.S. Supreme Court’s interpretation and undertake a rulemaking process to revise the definition of WOTUS. During the rulemaking process, the EPA advised it would provide guidance implementing the pre-2015 definition of WOTUS.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and requires that the USCG develop implementation, compliance and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, these Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementing regulations. Currently USCG ballast water management regulations adopted under the U.S. National Invasive Species Act, require mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.

Therefore, until new USCG regulations are final and enforceable, non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for all our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations requires the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. Our vessels are equipped with ballast water treatment systems, which are subject to functionality monitoring and treated ballast water sampling and analysis, in compliance with the requirements stipulated in EPA VGP 2013.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on March 1, 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO₂ emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its “Fit for 55” environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the proposals: (a) a bespoke emissions trading scheme for maritime, or Maritime ETS, which commenced in 2024 and applies to all ships above a gross tonnage of 5000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5000 to carry on board a “FuelEU certificate of compliance” from June 30, 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply, or OPS, at berth.

ETS was agreed in December 2022 and FuelEU was passed into law on July 25, 2023 and entered into force on January 1, 2025. More specifically, Maritime ETS is to apply gradually over the period from 2024 to 2026. In 2025, shipping companies would have to surrender 40% of ETS allowances for 2024 emissions; in 2026 shipping companies would have to surrender 70% of ETS allowances for the 2025 missions; and 100% in 2027 for 2026 emissions. The  cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. All maritime allowances will be auctioned and there will be no free allocation for the shipping sector. From a risk management perspective, new systems, including data management systems, personnel, cost recovery mechanisms, revised service agreement terms, and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspects of ETS compliance.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805, or FuelEU, under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, the Maritime Fuel Regulation requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention, or the Hong Kong Convention, which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013, or SRR, in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU.  The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials, or IHM, with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and will enter into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berths in the Baltic, the North Sea, and the English Channel (the so-called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

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

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive, or CSRD. EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti- corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply for financial years starting in 2024 to large EU and non-EU undertakings subject to certain financial and employee thresholds being met. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance. We note that following the publication of the Omnibus package of proposals on February 26, 2025 which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed and to 2028. If implemented into law, the Omnibus package will simplify compliance for SMEs and all companies with up to 1,000 employees and 50 million turnover will be outside the scope of the CSRD. For the companies in scope (above 1,000 employees and 50 million turnover), the Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (ESRS). The proposed provisions in CSRD also create a derogation for companies with more than 1,000 employees and a turnover below EUR 450 million by making the reporting of Taxonomy voluntary, and also, put a stronger emphasis on transition finance by introducing the option of reporting on partial Taxonomy-alignment.

International Labor Organization

The International Labor Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tonnage or over and are either engaged in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006 and its amendments.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On January 20, 2025, President Donald Trump signed an executive order initiating the United States' withdrawal from the Paris Agreement; the withdrawal will take at least one year to complete.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, a MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which revoked the 2018 initial strategy. The 2023 IMO GHG Strategy identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, compared to 2008; and (3) uptake of zero or near-zero Green House Gas, or GHG, emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emissions by or around 2050. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025.  The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism. The latter could be in the form of a global carbon levy or in the form of a global emissions trading scheme thus removing the need for the existing fragmented and localized schemes as are present in the EU, China, Japan and Singapore. UK too is consulting on introducing a UK based emissions trading scheme (UK ETS) to apply from 2026 for ships above 5000GT but for domestic voyages only (i.e voyages taking place between two UK ports). These regulations could cause us to incur additional substantial expenses.

As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV, which applies since 2018, and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions. The Revised MARPOL Annex VI entered into force on November 1. 2022. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support the implementation of the amendments.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. The EPA held a public hearing in January 2023 on the proposal and in December 2023, issued a final rule to sharply reduce emissions of methane and other air pollution from oil and natural gas operations, including storage vessels. In 2024, the EPA issued a final Waste Emissions Charge rule to reduce methane emissions, applicable to waste emissions from high-emitting oil and gas facilities. On March 14, 2025, a Congressional resolution, signed by President Trump, disapproved the 2024 Waste Emissions Charge Rule, such that it is no longer in effect.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at a port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore and our Fleet Manager; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us.

All vessels have been issued with ISSC, which is subject to Verifications that have ensured that the security system and any associated security equipment of the vessel fully complies with the applicable requirements of MTSA and the ISPS Code, is in satisfactory condition and fit for the service for which the vessel is intended.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and the Red Sea and the Arabian Sea areas and the West Africa area including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

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

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our fiancning agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

C.	Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at 20 Iouliou Kaisara Str 19002, Paiania, Athens, Greece. Our significant wholly owned subsidiaries as of December 31, 2024 are listed in Exhibit 8.1 to this annual report on Form 20-F.

D.	Property, Plants and Equipment

For a list of the vessels of our fleet, please see “Item 4. Information on the Company—B. Business Overview—Our Fleet” above and for a description of our major encumbrances on our fleet please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities.”

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

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations for the Fiscal Years Ended December 31, 2022 and 2023” contained in our annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 29, 2024.

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

TCE Revenues / TCE Rates. We define TCE, or time charter equivalent, revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. Our calculation of TCE may not be similar to other method of calculation of other companies.

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

The following table sets forth our selected other operating data for the periods indicated.

	2023	2024
FLEET DATA
Total number of vessels at end of period (including leased vessels)	8	8
Average number of vessels(1)	8	8
Total calendar days for fleet	2,920	2,928
Total available days for fleet	2,920	2,886
Total operating days for fleet	2,920	2,885
Total time charter days for fleet	2,920	2,885
Fleet utilization	100.00%	99.97%

	2023	2024
AVERAGE DAILY RESULTS
Time charter equivalent(2)	$27,856	$29,157
Vessel operating expenses(3)	$6,345	$6,518
General and administrative expenses(4)	$2,293	$2,564

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

(4)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2023	2024
On a consolidated basis
Total Revenues	82,949	86,127
Less:
Voyage expenses	(1,609)	(2,008)
Time charter equivalent revenues	81,340	84,119
Total operating days	2,920	2,885

Average Daily Time Charter Equivalent (TCE)	$27,856	$29,157

EBITDA*
U.S. dollars in thousands	2023	2024
EBITDA	43,058	41,399

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

Reconciliation of Net Income to EBITDA

(Expressed in thousands of U.S. Dollars)	2023	2024
Net income	6,066	5,034

Add: Vessel depreciation	14,349	13,336
Add: Interest and finance costs	22,989	23,496
Less: Interest income	(346)	(467)
EBITDA	43,058	41,399

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

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to CSI, one or more unaffiliated ship brokers and charterer to in-house brokers associated with the charterer for the arrangement of the relevant charter.

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

Management Fees—Related Parties

Since January 1, 2019, we have outsourced all operational, technical and commercial functions relating to the chartering and operation of our vessels to CSI, a related party controlled by the family of Mr. Evangelos J. Pistiolis,. We outsourced the above functions pursuant to a letter agreement between CSI and Top Ships Inc., and management agreements between CSI and our vessel-owning subsidiaries on the same date. Each new vessel that entered our fleet after that date also entered into a management agreement with CSI. See “Item 7. Major shareholders and related party transactions — B. Related Party Transactions.”

General and Administrative Expenses

Our general and administrative expenses include executive compensation paid to Central Mare for the compensation of our executive officers and a number of administrative staff, bonuses to our management, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technical Officer as well as a number of administrative employees. For further information please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties.”

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

Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our SLBs, which we include in interest and finance costs. We also incur finance costs in establishing those SLBs which are deferred and amortized over the period of the respective facility. The amortization of the finance costs is presented in interest and finance costs.

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of SLBs, bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and periods of charter hire for our tankers;
•	utilization of our tankers (earnings efficiency);
•	levels of our tanker’s operating expenses and dry-docking costs;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2024

The following table depicts changes in the results of operations for 2023 compared to 2024.

(Expressed in thousands of U.S. Dollars)	Year Ended December 31,		change
	2023	2024	YE23 v YE24
				$	%
Total charter revenues	82,949	86,127	3,178		4%
Voyage expenses	1,609	2,008	399		25%
Operating lease Expense	10,840	10,869	29		0%
Vessel operating expenses	18,527	19,086	559		3%
Dry-docking costs	-	3,152	3,152		100%
Vessel depreciation	14,349	13,336	(1,013)		-7%
Management fees-related parties	2,200	2,266	66		3%
General and administrative expenses	6,697	7,506	809		12%
Operating income	28,727	27,904	(823)		-3%
Interest and finance costs	(22,989)	(23,496)	(507)		2%
Interest income	346	467	121		35%
Equity gain/(loss) in unconsolidated joint ventures	(18)	159	177		100%
Total other expenses, net	(22,661)	(22,870)	(209)		1%
Net income	6,066	5,034	(1,032)		-17%

Year on Year Comparison of Operating Results

1.	Total charter revenues
During the year ended December 31, 2024, Total charter revenues increased by $3.2 million, or 4%, compared to the same period in 2023, mainly due to the fact that in November 2023 we prolonged our time charters for M/Ts Julius Caesar and Legio X Equestris with increased rates (from $36,000 and $35,750 per day for Julius Caesar and Legio X Equestris respectively to $41,500 per day for each vessel) that led to an increase in revenue of $2.6 million. Further to the above, in May 2024 a new time charter agreement commenced for M/T Marina Del Rey (where daily hire increased from $15,100 to $20,500 per day), which resulted in an increase of revenue of $1.5 million. These increases where offset by a reduction in revenue of $0.3 million and $0.4 million for the vessels Eco Bel Air and Eco Beverly Hills respectively due to off hire days resulting from their scheduled dry-dock that took place in 2024 and another $0.2 million of revenue decrease deriving from the fact that in July 2023 we prolonged the time charters of M/Ts Eco West Coast and Eco Malibu with a minor reduction in their daily charter rates (from $33,950 to $32,850 per day for each vessel).

2.	Vessel depreciation
During the year ended December 31, 2024, Vessel depreciation decreased by $1.0 million, or 7%, compared to the same period in 2023, due to the fact that effective January 1, 2024, we revised our scrap rate estimate from $300 to $430 per lightweight ton (please see “E. Critical Accounting Estimates” below).

3.	General and administrative expenses
During the year ended December 31, 2024, our general and administrative expenses increased by $0.8 million, or 12%, compared to the same period in 2023, mainly due to an increase of $1.0 million in bonuses, offset by a decrease of $0.1 million in legal and consulting fees and expenses and a $0.1 million decrease in Nasdaq/NYSE related fees.

4.	Voyage expenses
During the year ended December 31, 2024, Voyage expenses increased by $0.4 million, or 25%, compared to the same period in 2023, mainly due to the fact that M/Ts Marina Del Rey, Eco Bel Air and Eco Beverly Hills underwent their scheduled dry-docking in 2024. During the dry dockings off-hire period, all bunkers that the vessels use are not borne by the vessel’s charterers but by us, resulting in increased bunker expenses of $0.4 million.

5.	Dry-docking costs
During the year ended December 31, 2024, M/Ts Marina Del Rey, Eco Bel Air and Eco Beverly Hills underwent their scheduled dry-docking, resulting in Dry-docking costs of $3.2 million ($0.7 million, 1.2 million and $1.3 million per vessel respectively).

6.	Interest and finance costs
During the year ended December 31, 2024, Interest and finance costs increased by $0.5 million, or 2%, compared to the same period in 2023, mainly due to an increase of $2.3 million in interest expense (mainly due to the refinancing of all except one of our vessels from December 2023 to May 2024 that resulted in an aggregate increase of debt outstanding of $52.6 million, at the time of refinancing) and an increase in amortization of finance charges of $0.3 million (mainly due to the acceleration of finance charges of $0.3 million of the HSBC Bridge Loan in January 2024, please see “Debt Facilities” below). These increases were offset by a decrease of $2.1 million in amortization of debt discount related to the Cargill facility that matured in May 2024, while in 2024 said amortization charges were incurred for the whole year.

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

As of December 31, 2024, we believe that the basic charter-free market values of our owned operating vessels are higher than the vessels carrying value by approximately 62.7%.

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

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt, including SLBs secured by title on our vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of December 31, 2024, we had an indebtedness of $259.3 million, which after excluding unamortized financing fees and debt discounts amounts to a total indebtedness of $265.2 million. As of December 31, 2024, our cash and cash equivalent balances amounted to $11.6 million, held in U.S. Dollar accounts, $4.0 million of which are classified as restricted cash.

As of the date of this annual report our remaining contractual commitments for the acquisition of our newbuilding megayacht are Euro 42.0 million or $46.2 million (Euro 6.5 million or $7.15 million payable in 2025, Euro 18.0 million or $19.8 million payable in 2026 and Euro17.5 million or $19.25 million payable in 2027), by applying a Euro to US Dollar rate of 1.10. Furthermore, we have additional contractual obligations to the seller of the Newbuilding Yacht amounting to $17.65 million, up to December 31, 2026, depending on our cash surplus. We expect to finance our liquidity needs and our unfinanced contractual commitments with operational cash flow, debt or equity issuances, or a combination thereof. As of the date of this annual report we are in discussions with a number of banks for financing our newbuilding megayacht. If we are unable to arrange debt or equity financing, it is probable that we may also consider selling a vessel. The capital commitments noted above are non-recourse to us as the commitments are not guaranteed by us. Hence in our opinion, will be able to finance our obligations that become due in the twelve-month period ending one year after December 31, 2024.

Our medium- and long-term liquidity requirements relate to expenditures relating to the operation and maintenance of our vessels and financing our capital commitments. Anticipated sources of funding for our medium- and long-term liquidity requirements include cash flows from operations and debt or equity issuances. Additional routine or strategic acquisitions may require the incurrence of additional indebtedness, including debt issuances, and/or additional equity issuances, which may be dilutive to our common shareholders.

Working Capital Requirements and Sources of Capital

As of December 31, 2024, we had a working capital deficit (current assets less current liabilities) of $9.8 million, which included an amount of $6.7 million relating to pre-collected revenue that is included in Unearned revenue in the accompanying consolidated balance sheets. This amount represents a current liability that does not require future cash settlement.

Our operating cash flow, provided that SOFR expectations for 2025 remain as they are as of the date of this annual report, is expected to increase when compared to the same period in 2024, since in 2024 three of our vessels underwent their schedule dry-docking that resulted in increased off-hire days and a significant cost. In 2025 none of our vessels have scheduled dry-dockings. Furthermore, from January and March 2025 the new time charter rates for M/Ts Julius Caesar and Legio X Equestris will take effect increasing their daily time charter rate by $5,500 and $5,750 respectively. Finally, the bareboat charter-in daily rate for our vessels on operating lease (M/Ts Eco Beverly Hills and Eco Bel Air) was reduced from December 2024 up to December 2025 from $14,000 to $10,000 that ceteris paribus will increase their cashflow from operations.

Cash Flow Information

Cash and cash equivalents and restricted cash were $40.0 million and $11.6 million as of December 31, 2023 and 2024 respectively.

Net Cash from Operating Activities.

Net cash provided by operating activities decreased by $11.6 million, or 40%, for 2024 to $17.3 million, compared to $28.9 million for 2023.

Adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2024 totaled $25.9 million. This consisted mainly of $13.3 million of depreciation expenses, $9.8 million of amortization of right of use assets from operating leases and $2.8 million of amortization and write offs of deferred financing costs and debt discounts. The cash inflow from operations was offset by a $10.9 million decrease in current liabilities and a $2.8 million increase in current assets.

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

Net Cash from Investing Activities.

Net cash used in investing activities in the year ended December 31, 2024 was $12.4 million, consisting of $24.0 million of cash paid for advances for asset acquisition from related parties, offset by $11.6 million of return of investments in unconsolidated joint ventures.

Net cash provided by investing activities in the year ended December 31, 2023 was $2.5 million, deriving exclusively from return of investments in unconsolidated joint ventures

Net Cash from Financing Activities.

Net cash used in financing activities in the year ended December 31, 2024 was $33.2 million, consisting of $134.0 million of principal payments and prepayments of long term, $43.9 million of payments for our Series F Preferred Shares redemptions, $28.0 million of prepayments of short-term debt, $4.9 million repayment of Vessel fair value participation liability, $3.3 million in payments of financing costs and $0.1 million of payments for equity issuance costs. These were offset by $153.0 million of proceeds from long term debt and $28.0 million of proceeds from short term debt.

Net cash used in financing activities in the year ended December 31, 2023 was $16.0 million, consisting of $76.4 million of principal payments and prepayments of long term, $26.3 million of payments for our Series F Preferred Shares redemptions, $6.0 million in payments of dividends for our Series E Preferred Shares and our Series F Preferred Shares and $1.6 million in payments of financing costs. These were offset by $82.0 million of proceeds from long term debt and $12.3 million of proceeds from issuance of our common stock net of equity issuance costs.

Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” in our Annual Report on Form 20-F, filed on March 29, 2024 where the 2023 cash flow information may be found.

Debt Facilities

For a more complete description of debt facilities entered into in the year ended December 31, 2024 as well as for a description of debt facilities entered into before the year ended December 31, 2024 please see “Item 18. Financial Statements—Note 7—Debt.”

New facilities

HSBC Bridge Loan

On January 15, 2024, we entered into the HSBC Bridge Loan with HSBC Private Bank (Suisse) SA for the purpose of partially financing the purchase of M/Ts Julius Caesar and Legio X Equestris, following the exercise of our purchase options under the CMBFL SLB (see “— New CMBFL SLBs”).  Under the HSBC Bridge Loan, we drew down $20.0 million on January 16, 2024 for the purchase of M/T Julius Caesar (which amount we repaid on January 18, 2024) and another $8.0 million on January 23, 2024 for the purchase of M/T Legio X Equestris (which amount we repaid on January 25, 2024). The HSBC Bridge Loan was for a maximum amount of $24.0 million at any time, carried an interest of 3% plus term SOFR and was guaranteed by Mr. Evangelos J. Pistiolis. For his guarantee, Mr. Evangelos J. Pistiolis charged us a 1% fee on the amounts drawn down under the HSBC Bridge Loan.

Financings Committed under Sale and Leaseback Agreements

1st CMBFL Facility

On January 16 and January 23, 2024, we exercised our purchase options under the CMBFL SLB and took full ownership of M/Ts Julius Caesar and Legio X Equestris for $48.6 million and $49.3 million, respectively. Following the purchase of the vessels that was funded with cash and the HSBC Bridge Loan, on January 18 and January 25, 2024 we concluded SLBs (the “New CMBFL SLBs”) for the financing of M/Ts Julius Caesar and Legio X Equestris respectively from the same institution (CMBFL). The duration of the New CMBFL SLBs is for eight years and we have continuous options, after the first year, to buy back the vessels at purchase prices stipulated in the New CMBFL SLBs depending on when the option will be exercised. At the end of the eight-year period, we have an option to buy back the vessels for consideration of $37.5 million per vessel. The New CMBFL SLBs have a fixed bareboat hire rate of $7.3 million per annum, which includes both interest and repayment. The consideration from the New CMBFL SLBs amounted to $125.0 million ($62.5 million per vessel) and the SLBs have similar customary covenants and event of default clauses as the SLBs that preceded them with CMBFL, as further described in “Item 18. Financial Statements—Note 7—Debt.”

Cargill Facility

On June 29, 2018 we entered into an SLB and a five-year time charter with Cargill, a non-affiliated party, for our newbuilding vessel M/T Eco Marina Del Ray delivered in March 2019. Consummation of the SLB took place on the vessel’s delivery date. Following the sale, we bareboat chartered back the vessel at a bareboat hire rate of $8,600 per day and simultaneously the vessel commenced its five-year time charter with Cargill. As part of this transaction, we had the obligation to buy back the vessel at the end of the five-year period for $22.7 million. The facility also contained a fair value appreciation sharing provision, whereby we had to share with Cargill 25% of the excess of the fair market value of the vessel over a predetermined amount amortized on a daily basis to the facility’s maturity or to when the vessel was sold. We purchased the vessel on May 1, 2024, for $22.7 million and also settled the fair value participation (that as of the date of the purchase was $5.0 million) with funds from the 2nd CMBFL Facility (see below).

2nd CMBFL Facility

On May 1, 2024 we consummated an SLB with CMBFL (the “2nd CMBFL Facility”), for M/T Eco Marina Del Ray. Following the sale, we have bareboat chartered back the vessel for a period of seven years at bareboat hire rates comprising of 28 consecutive quarterly installments of $0.5 million and a balloon payment of $14.0 million payable together with the last installment, plus interest based on the three months Term SOFR plus 2.60%. As part of this transaction, we have continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option will be exercised and at the end of the seven-year period we have an option to buy back the vessel at a cost represented by the balloon payment. The gross proceeds from the sale were $28.0 million.

Covenant Compliance

As of December 31, 2024, we were in compliance with all covenants with respect to our financing facilities. The fair value of debt outstanding on December 31, 2024, after excluding unamortized financing fees, amounted to $258.2 million when valuing the 1st CMBFL Facility on the basis of the Commercial Interest Reference Rates (“CIRR”s) as applicable on December 31, 2024.

Operating Leases

On December 1 and December 10, 2020, we sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air, respectively, to an unaffiliated third party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. We do not have any option nor obligation to buy back the vessels. The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. Part of these covenants is a requirement to maintain a minimum liquidity of $4 million at all times which is certified bi-annually. As of December 31, 2024, we were in compliance with all covenants of the Navigare Lease.

Please see “Item 18. Financial Statements—Note 6—Leases” for more detailed information.

C.	Research and Development, Patents and Licenses, Etc.

None.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2024, the BDTI reached a high of 1,552 and a low of 860 while the BCTI reached a high of 1,411 and a low of 460. Historically and even more so since the start of the financial crisis in 2008 the performance of the BDTI and the BCTI have been characterized by high volatility. Although the BDTI and the BCTI were 1,114 and 662 respectively as of April 9, 2025, there can be no assurance that the tanker charter market will continue to increase, and the market could again decline.

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

Furthermore, the intensity and duration of the recently declared war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas. A number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays and for vessels transiting the region, war risk premia have increased substantially. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea and the Persian Gulf. Regarding the possible impact of supply chain disruptions that have or may emanate from the war between Israel and Hamas, our operations have not been affected materially and we do not expect them to be materially affected in the future.

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

Vessel depreciation. We record the value of our vessels at their cost (which includes the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition such as initial repairs, improvements and delivery expenses to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost of the vessel less its residual value which was estimated to be $300 per light-weight ton. An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in the residual value would have the effect of increasing the annual depreciation charge. Effective January 1, 2024, we revised our scrap rate estimate from $300 to $430 per lightweight ton, in order to align the scrap rate estimate with the current historical average scrap prices and to better reflect current market conditions. The change in this accounting estimate, pursuant to ASC 250 “Accounting Changes and Error Corrections”, was applied prospectively and did not require retrospective application. The effect of the increase in the estimated scrap rate resulted a reduction in depreciation expense for the year ended December 31, 2024 by $1.0 million and a corresponding increase of $0.21 in earnings per share, basic and diluted. The estimated residual value of the vessels may not represent the fair value at any one time since market prices of light-weight tons tend to fluctuate.

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

In both 2023 and 2024, tanker values were increasing and as a result in both years the charter-free market value of each vessel of our fleet was higher than its carrying amount. As such we had no indicators of potential impairment and did not perform the undiscounted cash flow test for any vessel of our fleet. Therefore, for the years ended December 31, 2023 and 2024, this is not considered a critical accounting estimate.

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

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	52	Director, President, Chief Executive Officer
Alexandros Tsirikos	50	Director, Chief Financial Officer
Konstantinos Patis	51	Chief Technical Officer
Vangelis G. Ikonomou	60	Chief Operating Officer
Konstantinos Karelas	51	Independent Non-Executive Director
Stavros Emmanuel	82	Independent Non-Executive Director
Paolo Javarone	52	Independent Non-Executive Director

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

Konstantinos Patis has served as our Chief Technical Officer since January 2018. Mr. Patis holds a Master’s of Science and a Bachelor’s degree, both in Marine Engineering from the University of Newcastle upon Tyne in the UK, as well as a Bachelor’s degree in Naval Architecture from the Technological Educational Institute of Athens, in Greece. He started his carrier in 1997 acting as a Superintendent Engineer, thereafter as Fleet Manager and from 2014 as Technical Manager in various ship management companies in Greece, like Cyprus Sea Lines, Technomar Shipping, Aeolian Investments, Arion Shipping operating diverse fleets of Tankers, Bulk Carriers and Containers and was involved in the technical supervision, repairs, dry-docks and construction of new projects.

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

On September 1, 2010, we entered into separate agreements with Central Mare, pursuant to which Central Mare furnishes our four executive officers as described below. During the fiscal year ended December 31, 2024, we paid to the members of our senior management and to our directors aggregate compensation of $0.4 million and declared a $6.0 million bonus to our Chief Executive Officer, $4.0 million of which were paid in 2024 and the remaining $2.0 million were paid in January 2025. We do not have a retirement plan for our officers or directors and we did not issue any stock options or other securities to them as part of compensation for the fiscal year ended December 31, 2024.

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

Under the terms of our agreement for the provision of our Chief Technical Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2011, and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control, the Chief Technical Officer is entitled to receive a cash payment equal to three years’ annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

C.	Board Practices

Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have two executive directors and three independent non-executive directors. The term of our Class III director, Alexandros Tsirikos, expires at the annual general meeting of shareholders in 2025. The terms of our Class I directors, Stavros Emmanuel and Evangelos J. Pistiolis expires at the annual general meeting of shareholders in 2026. The terms of our Class II directors, Paolo Javarone and Konstantinos Karelas, expire at the annual general meeting of shareholders in 2027.

Committees of our Board of Directors

We currently have an audit committee composed of three independent members, who are responsible for reviewing our accounting controls and recommending to our Board of Directors, the engagement of our outside auditors. Konstantinos Karelas, Paolo Javarone and Stavros Emmanuel (Chairman), whose biographical details are included in “Item 6. Directors, Senior Management and Employees” of this annual report, are the members of the audit committee, and our Board of Directors has determined that they are independent under the NYSE corporate governance rules.

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

As a foreign private issuer, we are exempt from certain NYSE requirements that are applicable to U.S. domestic companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see “Item 16G. Corporate Governance.”

D.	Employees

We have no direct employees, while our four executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2022, 2023 and 2024, we employed 170, 178 and 170 sea-going employees, indirectly through our Fleet Manager.

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

The following table sets forth the beneficial ownership of our voting securities, comprised of our common shares and Series D Preferred Shares, as of the date of this annual report, held by: (i) each person or entity that we know beneficially owns 5% or more of our common shares and (ii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All shareholders of common stock are entitled to one vote for each common share held and holders of our Series D Preferred Shares are entitled to 1,000 votes per Series D Preferred Share held.  Percentages in the table below are based on 4,626,197 common shares and 100,000 Series D Preferred Shares outstanding as of April 14, 2025.

Name and Address of Beneficial Owner	Number of Shares Owned	Percentage of Class	Percentage of Total Voting Power
Lax Trust (1)	100,000 Series D Preferred Shares (1)	100%	95.58%
3 Sororibus Trust(2)	2,930,718 Common Shares	63.35%	2.80%
Evangelos J. Pistiolis(3)	440,711 Common Shares	9.53%	0.42%
Executive officers, directors and key employees(4)	0 Common Shares	0%	0.00%

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
.
As of April 14, 2025, we had one shareholder of record, Cede & Co, which is located in the United States and held an aggregate of 4,626,197 of our common shares, representing 100% of our outstanding common shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2022, 2023 and 2024 are $0.4 million per year.

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

Pursuant to the CSI Letter Agreement, as well as the CSI Management Agreements concluded between CSI and our vessel-owning subsidiaries, we pay a management fee of $651 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the CSI Management Agreements provide for payment to CSI of: (i) $592 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of our newbuilding vessels while the vessels are under construction, for which we pay CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

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

The fees charged by and expenses relating to CSI for the years ended December 31, 2022, 2023 and 2024 were $4.9 million, $3.4 million and $4.0 million respectively. For the years ended December 31, 2022, 2023 and 2024, CSI also charged us newbuilding supervision related pass-through costs amounting to $0.2 million, $0.0 million, and $0.0 million respectively.

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

(d) Charter Parties with Central Tankers Chartering

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

(e) Personal Guarantees by Mr. Evangelos J. Pistiolis and Related Amendments to the Series D Preferred Shares.

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

(f) Issuance of Series F Preferred Shares

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

(g) Central Mare Bridge Loan

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

(h) HSBC Bridge Guarantee

On January 15, 2024 we entered into a bridge loan with HSBC Private Bank (Suisse) SA (“HSBC”). As a prerequisite for granting the loan HSBC requested a personal guarantee from Mr. Evangelos J. Pistiolis, which he provided in exchange for an arrangement fee of 1.00%.

(i) Top Mega Yachts Inc. – Share Purchase Agreements

On June 14, 2024 we entered into a non-binding letter of intent, or the No-Shop LOI, with Mr. Evangelos J. Pistiolis whereby the latter was precluded from marketing or selling the mega yacht M/Y Para Bellvm (100% owned by him) except to us for one month. The consideration for the No-Shop LOI was $1.0 million. The No-Shop LOI consideration was netted-off with the Parabellvm Consideration. On November 25, 2024 we entered into a non-binding letter of intent, or the New No-Shop LOI, with Mr. Evangelos J. Pistiolis whereby the latter was precluded from marketing or selling the Newbuilding Yacht except to us up to June 30, 2025. The consideration for the New No-Shop LOI was $4.0 million, or the New Yacht LOI Advance. On the Closing Date we entered into the New Yacht SPA for the purchase of 100% of the ship owning company that will own the Newbuilding Yacht for the New Yacht Consideration. On the Closing Date, we settled $9.3 million of the New Yacht Consideration by netting of the New Yacht LOI Advance and paying $5.3 million to Mr. Evangelos J. Pistiolis. The remaining amount of the New Yacht Consideration is payable using any cash surplus and in any event by December 31, 2026. If we, from the Closing Date onwards, raise capital via (i) debt refinancing, (ii) issuance of any equity interests or (iii) cash dividends or return of invested capital in any investments, then, the New Yacht Consideration outstanding shall be prepaid by an amount equal to 100% of the net cash proceeds, provided that the terms of such capital raise allow for such use of proceeds. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by a special committee of our Board of Directors, consisting of all three of our independent Directors, after obtaining a fairness opinion from an independent financial advisor.

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

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

From July 23, 2004 to April 23, 2024, the primary trading market for our common shares was Nasdaq. Since April 24, 2024 the primary trading market for our common shares has been the NYSE, on which our shares are now listed under the symbol “TOPS.”

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

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 4,626,197 shares were issued and outstanding as of December 31, 2024 and 20,000,000 preferred shares with par value of $0.01, of which 100,000 Series D Preferred Shares were issued and outstanding as of December 31, 2024. On February 6, 2024, we fully redeemed all of our outstanding Series F Preferred Shares pursuant to their terms, following which no Series F Preferred Shares are outstanding. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

On September 14, 2016, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of September 22, 2016, by and between us and Computershare Trust Company, N.A., as rights agent (succeeded by our current transfer agent), described below under the section entitled “—Stockholders Rights Agreement.” In connection with the Stockholders Rights Agreement, we designated 1,000,000 shares as Series A Participating Preferred Stock, none of which were outstanding as of December 31, 2024.

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

Maturity. The Series D Preferred Shares shall expire and all outstanding Series D shares shall be redeemed by us for par value on the date that any financing facility with any financial institution, which requires that any member of the family of Mr. Evangelos J. Pistiolis maintains a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of our issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable. Currently the SLB’s with AVIC, CMBFL, Huarong and Navigare have similar provisions that are satisfied via the existence of the Series D Preferred Shares.

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

Exercise Price. Each Right allows its holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock, or a Series A Preferred Share, for an initial exercise price of $50.00, subject to adjustment pursuant to the Rights Agreement, or the Exercise Price, once the Rights become exercisable. This portion of a Series A Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

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

The following represents the opinion of our United States and Marshall Islands tax counsel, Watson Farley & Williams LLP, and is a summary of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the ownership and disposition of our common shares. The discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for the alternative minimum tax or the “base erosion and anti-avoidance” tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of the vote or value of our outstanding shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as capital assets. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of common shares.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. In the opinion of our Marshall Islands tax counsel, Watson Farley & Williams LLP, under current Marshall Islands law, we are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders, and holders of our common shares that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common shares.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our “country of organization,” that grants an “equivalent exemption” to corporations organized in the United States; and

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

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly-Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the United States Internal Revenue Service, or IRS, that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We believe that we satisfied the 50% Ownership Test for the 2024 taxable year and intend to take this position on our U.S. federal income tax return for the 2024 year. This is a factual determination made on an annual basis, and no assurance can be given that we will satisfy the 50% Ownership Test in future taxable years.

In order to satisfy the Publicly-Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock that is traded, were traded on the Nasdaq Capital Market until April 23, 2024, and beginning April 24, 2024, are and we anticipate will continue to be traded on the NYSE. Therefore, in 2024, our common shares were “primarily traded” on the Nasdaq Capital Market and the NYSE. The Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, which was listed on the Nasdaq Capital Market until April 23, 2024, and on the NYSE beginning April 24, 2024, and is our only class of publicly-traded stock, did not constitute more than 50% of our outstanding shares by vote for the 2024 taxable year, and accordingly, we did not satisfy the listing threshold for the 2024 taxable year.

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

●
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of leasing income, is attributable to such fixed place of business in the United States.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust (i) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes.

If a partnership holds our common shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE on which our common shares are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We believe that we were not a PFIC for our 2024 taxable year, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2024 or 2025 taxable year, any dividends paid by us during 2025 will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

Sale, Exchange or other Disposition of Common shares

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common shares. This tax is in addition to any income taxes due on such investment income. Net investment income generally will not include a U.S. Holder’s pro rata share of our income and gain if we are a PFIC and that U.S. Holder makes a QEF election, as described below in “—The QEF Election”). However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our common shares.

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

We believe that we were not a PFIC for our 2024 taxable year because we had no bareboat chartered-out vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC. The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, which election is referred to as a “Mark-to-Market Election.” A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election.”

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Making the Election. Alternatively, if, as is anticipated, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The common shares will be treated as “marketable stock” for this purpose if they are “regularly traded” on a “qualified exchange or other market.”  The common shares will be “regularly traded” on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. The NYSE should be treated as a “qualified exchange or other market” for this purpose. However, it should be noted that a separate Mark-to-Market Election would need to be made with respect to each of our subsidiaries which is treated as a PFIC. The stock of these subsidiaries is not expected to be “marketable stock.”  Therefore, a “mark-to-market” election is not expected to be available with respect to these subsidiaries.

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

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR (as, although we amended our financing arrangements to transition from LIBOR to SOFR, such arrangements previously used LIBOR, including during the fiscal years ended December 31, 2022 and 2023) (See “Item 18. Financial Statements—Note 7—Debt”). Furthermore we may be subject to additional market risks relating to changes in interest rates when we take on additional indebtedness. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. As of December 31, 2024, our total indebtedness excluding unamortized financing fees and debt discounts was $265.2 million, of which $120.8 million refer to the 1st CMBFL Facility, the interest rate of which does not fluctuate.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2024, a hypothetical one percentage point increase in the U.S. dollar SOFR would increase our interest rate expense for 2025, on an annualized basis, by approximately $1.4 million.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2023, a hypothetical one percentage point increase in the U.S. dollar SOFR would have increased our interest rate expense for 2024, on an annualized basis, by approximately $2.2 million.

Foreign Exchange Rate Fluctuation

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2024, approximately 97.0% of our expenses were in U.S. Dollars, 2.5% were in Euro and approximately 0.5% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2024 and using as an average exchange rate of $1.0816 to €1, a 5% decrease in the exchange rate to $1.0275 to €1 would result in an expense savings of approximately $0.1 million. Since we have no revenues in Euros an inverse 5% change in the exchange rate would lead to an equivalent additional expense of the same amount.

Based on our total expenses for the year ended December 31, 2023 and using as an average exchange rate of $1.0824 to €1, a 5% decrease in the exchange rate to $1.0283 to €1 would result in an expense savings of approximately $0.1 million. Since we have no revenues in Euros an inverse 5% change in the exchange rate would lead to an equivalent additional expense of the same amount.

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

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2024.

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

Based on this evaluation, the chief executive officer and chief financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2024.

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

Aggregate fees billed to us for the years ended December 2023 and 2024 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of interim financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. In addition, it includes fees billed for professional services rendered for the audit and reviews of Rubico Inc. Predecessor financial statements, as well as in connection with (i) the issuance of related consents and (ii) the review of Rubico Inc.’s registration statement. For 2023 and 2024, no other non-audit, tax or other fees were charged.

U.S. dollars in thousands,	Year Ended
	2023	2024
Audit Fees	410.3	342.0

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

We have certified to the NYSE that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards. Pursuant to Section 110 of the NYSE American LLC Company Guide, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Audit Committee. The NYSE requires, among other things, that a listed company has an audit committee with a minimum of three independent members, at least one of whom meets certain standards of financial sophistication. As permitted under Marshall Islands law, our audit committee consists of three independent directors but we do not designate any one audit commit member as meeting the standards of financial sophistication.

•
Meetings of Directors. In lieu of holding a meeting of our Board of Directors on at least a quarterly basis and a regularly scheduled meetings of the independent directors, including at least annually in executive session without the presence of non-independent directors and management, we will comply with the provisions of Marshall Islands law and our bylaws, which do not require such regularly scheduled meetings.

•
Shareholder Approval of Equity Compensation Plans. The NYSE requires listed companies to obtain prior shareholder approval to adopt or materially revise any equity compensation plan. As permitted under Marshall Islands law, we do not need prior shareholder approval to adopt or revise equity compensation plans.

•
Share Issuances. In lieu of obtaining shareholder approval prior to the sale, issuance, or potential issuance of common stock (or securities convertible into common stock) at a price less than the greater of book or market value which together with sales by officers, directors or principal shareholders of the issuer equals 20% or more of presently outstanding common stock and the sale, issuance, or potential issuance of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock, we will comply with the provisions of Marshall Islands law, which allows our Board of Directors to approve share issuances.

•
Proxy Statements. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to the NYSE pursuant to Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 120 and 180 days’ advance notice to properly introduce any business at a meeting of the shareholders.

Other than as noted above, we are in compliance with all other NYSE corporate governance standards applicable to U.S. domestic issuers.

If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will be required to take all action necessary to comply with the NYSE corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted an insider trading policy, as a component of our Corporate Code of Business Ethics and Conduct, which applies to all of the Company’s directors, officers and employees as well as their family members, and sets forth procedures governing the purchase, sale and other disposition of our securities by such parties. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy was filed as Exhibit 11.1 to our Annual Report on Form 20-F, filed with the SEC on March 29, 2024.

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

As part of our cybersecurity risk management system, our information & technology management team, led by our senior IT manager with extensive experience managing information & technology systems, tracks and logs privacy and security incidents across our Company, our vessels, our customers, suppliers and other third-party service providers to remediate and resolve any such incidents. Significant incidents are reviewed regularly by our information & technology management team to determine whether further escalation is appropriate. We also engage third parties, such as specialized assessors and consultants to audit our information security systems, whose findings are reported to our senior management team. Any identified incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to our senior management team who is responsible to assess its overall materiality in due time and decide whether further reference to our board of directors is necessary. We further consult with outside counsel as appropriate, including on materiality analysis and disclosure requirements’ matters, and our senior management, in cooperation if required with our board of directors, makes the final materiality determinations and disclosure and other compliance decisions.

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

(v)
Training and Awareness – we have various information technology policies relating to cybersecurity. We also provide employee training that is administered on a periodic and on a case-by-case basis that reinforces our information technology policies, standards and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks.

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

4.18	Bareboat Charter in respect of M/T Eco West Coast, dated December 8, 2023 (incorporated by reference to Exhibit 4.18 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

4.19
Guarantee and Indemnity dated December 8, 2023, between Top Ships Inc. and Great Equinox Limited, relating to the bareboat charter of M/T Eco West Coast (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

4.20	Bareboat Charter in respect of M/T Eco Malibu, dated December 8, 2023 (incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

4.21
Guarantee dated December 8, 2023, between Top Ships Inc. and Giant 9 Holding Limited, relating to the bareboat charter of M/T Eco Malibu (incorporated by reference to Exhibit 4.21 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

4.22	Bareboat Charter in respect of M/T Julius Caesar, dated January 11, 2024 (incorporated by reference to Exhibit 4.22 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

4.23
Guarantee dated January 11, 2024, between Top Ships Inc. and Sea 268 Leasing Co. Limited, relating to the bareboat charter of M/T Julius Caesar (incorporated by reference to Exhibit 4.23 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

4.24
Bareboat Charter in respect of M/T Legio X Equestris, dated January 11, 2024 (incorporated by reference to Exhibit 4.24 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

4.25
Guarantee dated January 11, 2024, between Top Ships Inc. and Sea 269 Leasing Co. Limited, relating to the bareboat charter of M/T Legio X Equestris (incorporated by reference to Exhibit 4.25 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

4.26
Facility Agreement dated January 15, 2024, among HSBC Private Bank (Suisse) SA, Top Ships Inc., Julius Caesar Inc. and Legio X. Inc. (incorporated by reference to Exhibit 4.26 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

4.27
Time Charter Party dated as of February 14, 2022 in respect of M/T Eco Bel Air (incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

4.28
Time Charter Party dated as of February 14, 2022 in respect of M/T Eco Beverly Hills (incorporated by reference to Exhibit 4.28 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

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

4.31
Form of Inducement Letter dated October 6, 2022 between Top Ships Inc. and the warrant holder thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 6-K, filed with the SEC on October 11, 2022).

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

4.35	Bareboat Charter in respect of M/T Eco Marina Del Rey, dated January 11, 2024*

4.36	Guarantee dated January 11, 2024, between Top Ships Inc. and Sea 179 Leasing Co. Limited, relating to the bareboat charter of M/T Eco Marina Del Rey*

4.37	Share Purchase Agreement in respect of PARABELLVM, dated as of July 12, 2024*

4.38	Share Purchase Agreement in respect of M/Y Sanlorenzo, dated as of April 11, 2025*

4.39	Yacht Building Contract in respect of M/Y Sanlorenzo, dated May 2, 2024*

8.1	List of subsidiaries of the Company*

11.1	Insider trading policy of the Company (incorporated by reference to Exhibit 11.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer*

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer*

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Accounting Firm*

15.2	Consent of Watson Farley & Williams LLP*

97.1
Policy for the Recovery of Erroneously Awarded Compensation of the Company (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024).

101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2023 and 2024; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2022, 2023 and 2024; (iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2022, 2023 and 2024; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2023 and 2024; and (v) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: April 14, 2025	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Top Ships Inc.,
Majuro, Republic of the Marshall Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income, mezzanine and stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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
April 14, 2025

We have served as the Company’s auditor since 2006.

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2024
(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2023	2024
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	35,956	7,629
Restricted cash (Note 6)	-	1,000
Trade accounts receivable	317	1,113
Prepayments and other	1,545	1,048
Right of use assets from operating leases (Note 6)	-	9,666
Deposit asset (Note 6)	-	2,000
Inventories	915	983
Total current assets	38,733	23,439

FIXED ASSETS:

Vessels, net (Note 4)	374,710	361,374
Right of use assets from operating leases (Note 6)	19,476	-
Other fixed assets, net	505	505
Total fixed assets	394,691	361,879

OTHER NON-CURRENT ASSETS:

Restricted cash (Note 7)	4,000	3,000
Advances for asset acquisitions to related party (Note 5)	-	24,000
Investments in unconsolidated joint ventures (Note 16)	19,635	8,054
Trade accounts receivable, non-current	-	2,400
Deposit asset (Note 6)	2,000	-
Deferred Charges	130	-
Total non-current assets	25,765	37,454

Total assets	459,189	422,772

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7)	12,418	14,202
Due to related parties (Note 5)	4,648	1,169
Accounts payable	1,356	1,821
Accrued liabilities	2,355	2,993
Unearned revenue	6,615	6,652
Current portion of Operating lease liabilities (Note 6)	8,980	6,357
Current portion of Vessel fair value participation liability (Note 7)	5,000	-
Total current liabilities	41,372	33,194

NON-CURRENT LIABILITIES:

Non-current portion of long-term debt (Note 7)	228,080	245,056
Non-current portion of Operating lease liabilities (Note 6)	6,357	-
Unearned revenue, non-current	-	102
Total non-current liabilities	234,437	245,158

COMMITMENTS AND CONTINGENCIES (Note 8)

Total liabilities	275,809	278,352

MEZZANINE EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; 3,659,627 and 0 Series F Shares issued and outstanding at December 31, 2023, and 2024 (Note 15)	37	-
Preferred stock, Paid-in capital in excess of par	43,879	-
Total mezzanine equity	43,916	-

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D Shares were outstanding at December 31, 2023 and 2024 (Note 9)	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 4,626,197 shares issued and outstanding at December 31, 2023 and 2024 (Note 9)	46	46
Additional paid-in capital	451,157	451,079
Accumulated deficit	(311,740)	(306,706)
Total stockholders’ equity	139,464	144,420

Total liabilities, mezzanine equity and stockholders’ equity	459,189	422,772

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2022	2023	2024
Revenues (including $7,294, $8,943 and $8,967 respectively, from related party) (Note 17 & 5)	80,656	82,949	86,127

EXPENSES:
Voyage expenses (including $1,008, $1,037 and $1,040 respectively, to related party) (Note 11)	1,648	1,609	2,008
Operating lease expense (Note 6)	10,840	10,840	10,869
Vessel operating expenses (including $37, $42 and $46 respectively, to related party) (Note 11)	18,628	18,527	19,086
Dry-docking costs	-	-	3,152
Vessel depreciation (Note 4)	13,289	14,349	13,336
Management fees-related parties (Note 5)	2,093	2,200	2,266
General and administrative expenses (including $360, $5,360 and $6,360 respectively, to related party) (Note 5)	1,617	6,697	7,506
Gain on sale of vessels	(78)	-	-
Operating income	32,619	28,727	27,904

OTHER EXPENSES:
Interest and finance costs (including $207, $- and $- respectively, to related party) (Note 12)	(14,365)	(22,989)	(23,496)
Interest income	48	346	467
Equity gain/(loss) in unconsolidated joint ventures	646	(18)	159
Total other expenses, net	(13,671)	(22,661)	(22,870)

Net income and comprehensive income	18,948	6,066	5,034
Less: Deemed dividend equivalents on preferred shares related to redemption value (Note 15)	(14,400)	-	-
Less: Preferred shares dividend (Note 15)	(12,390)	(6,010)	-
Less: Deemed dividend on warrant inducement (Note 9)	(1,345)	-	-
Less: Deemed dividend on Series E Shares conversion	-	(22,426)	-
Net (loss)/income attributable to common shareholders	(9,187)	(22,370)	5,034

(Loss)/Earnings per common share, basic and diluted (Note 10)	(36.34)	(12.44)	1.09

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Mezzanine Equity			Preferred Stock		Common Stock		Additional	Accumulated Deficit attributable
	# of Shares	Par Value	Mezzanine Equity	# of Shares	Par Value	# of Shares	Par Value	Paid-In Capital	to common stockholders	Total
BALANCE, December 31, 2021	13,452	-	16,142	100,000	1	165,966	2	429,973	(336,754)	93,222
Net Income									18,948	18,948
Stock-based compensation								(16)		(16)
Redemption of fractional shares due to reverse stock split						(535)		(15)		(15)
Issuance of preferred shares (Note 15)	7,200,000	72	71,928							-
Deemed dividend of Series F shares related to redemption value			14,400					(14,400)		(14,400)
Dividends of preferred shares (Note 15)								(12,390)		(12,390)
Exercise of warrants, net of fees						59,595	1	4,535		4,536
Redemptions of preferred shares (Note 15)	(1,349,252)	(13)	(16,178)							-
Issuance of common stock pursuant to equity offerings, net (Note 9)						632,882	6	20,781		20,787
Deemed dividend on warrant inducement (Note 9)								(1,345)		(1,345)
Incremental fair value of the October 2022 Warrants (Note 9)								1,345		1,345
BALANCE, December 31, 2022	5,864,200	59	86,292	100,000	1	857,908	9	428,468	(317,806)	110,672
Net Income									6,066	6,066
Redemption of fractional shares due to reverse stock split						(27)				-
Conversion of Series E Shares (Note 15)	(13,452)	-	(16,142)			2,930,718	29	38,539		38,568
Deemed dividend on Series E Shares conversion (Note 15)								(22,426)		(22,426)
Dividends of preferred shares (Note 15)								(6,010)		(6,010)
Exercise of warrants, net of fees						500		12		12
Redemptions of preferred shares (Note 15)	(2,191,121)	(22)	(26,271)							-
Issuance of common stock pursuant to equity offerings, net (Note 9)						837,098	8	12,574		12,582
BALANCE, December 31, 2023	3,659,627	37	43,879	100,000	1	4,626,197	46	451,157	(311,740)	139,464
Net Income									5,034	5,034
Equity offering costs								(78)		(78)
Redemptions of preferred shares (Note 15)	(3,659,627)	(37)	(43,879)							-
BALANCE, December 31, 2024	-	-	-	100,000	1	4,626,197	46	451,079	(306,706)	144,420

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. Dollars)

	2022	2023	2024
Cash Flows from Operating Activities:
Net income	18,948	6,066	5,034
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	13,289	14,349	13,336
Other fixed assets depreciation	4	-	-
Equity (gains)/losses in unconsolidated joint ventures	(646)	18	(159)
Dividends from cumulative earnings of joint venture	646	-	141
Amortization and write off of deferred financing costs and debt discounts	2,522	4,726	2,862
Stock-based compensation expense	(16)	-	-
Amortization of Right of use assets from operating leases	8,571	9,232	9,810
Gain on sale of other fixed assets	(15)	-	-
Gain on sale of vessels	(78)	-	-
(Increase)/Decrease in:
Trade accounts receivable	68	(309)	(3,196)
Inventories	(355)	111	(68)
Prepayments and other	(733)	(231)	497
Increase/(Decrease) in:
Due to related parties	(3,204)	4,411	(3,479)
Accounts payable	(82)	(503)	564
Other non-current liabilities	(125)	(100)	-
Accrued liabilities	1,068	189	821
Unearned revenue	3,372	(415)	139
Operating lease liabilities	(9,815)	(8,611)	(8,980)
Net Cash provided by Operating Activities	33,419	28,933	17,322

Cash Flows used in Investing Activities:
Advances for vessels under construction and capitalized expenses	(216,714)	-	-
Advances for asset acquisition from related parties (Note 5)	-	-	(24,000)
Returns of investments in unconsolidated joint ventures (Note 16)	2,304	2,520	11,599
Net proceeds from vessel sales	71,714	-	-
Net proceeds from sales of other fixed assets, net	40	-	-
Net Cash (used in)/ provided by Investing Activities	(142,656)	2,520	(12,401)

Cash Flows from Financing Activities:
Proceeds from debt	156,201	82,000	153,000
Proceeds from short-term debt	-	-	28,000
Proceeds from related party debt	9,000	-	-
Principal payments and prepayments of related party debt	(9,000)	-	-
Principal payments and prepayments of debt	(68,893)	(76,384)	(133,992)
Prepayments of short-term debt	-	-	(28,000)
Redemption of preferred shares	(16,191)	(26,293)	(43,916)
Proceeds from issuance of common stock	22,718	13,562	-
Proceeds from warrant exercises, net of fees	4,556	12	-
Equity offering issuance costs	(1,671)	(1,260)	(70)
Payment of financing costs	(3,566)	(1,668)	(3,314)
Dividends of preferred shares	(13,358)	(6,010)	-
Proceeds from issuance of preferred shares (Note 15)	47,630	-	-
Redemption of fractional shares due to reverse stock split	(15)	-	-
Repayment of Vessel fair value participation liability	-	-	(4,956)
Net Cash provided by/(used in) Financing Activities	127,411	(16,041)	(33,248)

Net increase/(decrease) in cash and cash equivalents and restricted cash	18,174	15,412	(28,327)

Cash and cash equivalents and restricted cash at beginning of year	6,370	24,544	39,956

Cash and cash equivalents and restricted cash at end of the year	24,544	39,956	11,629

Cash breakdown
Cash and cash equivalents	20,544	35,956	7,629
Restricted cash, current	-	-	1,000
Restricted cash, non-current	4,000	4,000	3,000
SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid, net of capitalized interest	11,161	18,277	19,327
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	-	290	-
Equity issuance costs and warrant related costs included in liabilities	280	-	8
Settlement of related party debt, interest, finance fees, Excess consideration over acquired assets, capital expenditures and dividends with issuance of preferred shares (Note 15)	24,370	-	-
Deemed dividend equivalents on preferred shares related to redemption value (Note 15)	14,400	-	-
Deemed dividend on warrant inducement (Note 9)	1,345	-	-
Deemed dividend on Series E Shares conversion (Note 15)	-	22,426	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

As of December 31, 2024, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements as well as intermediary companies that own shipowning companies that are 100% subsidiaries of the Company.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

Wholly owned Shipowning Companies (“SPC”) with vessels under operating lease during years ended December 31, 2022, 2023 and 2024		Date of Incorporation	Country of Incorporation	Vessel	End of operating lease
1	South California Inc.	January 2018	Marshall Islands	Eco Bel Air	December 10, 2025
2	Malibu Warrior Inc.	January 2018	Marshall Islands	Eco Beverly Hills	December 1, 2025

Wholly owned Shipowning Companies (“SPC”) with vessels in operation during years ended December 31, 2022, 2023 and 2024		Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	PCH Dreaming Inc.	January 2018	Marshall Islands	Eco Marina Del Rey	March 2019
2	Roman Empire Inc.	February 2020	Marshall Islands	Eco West Coast	March 2021
3	Athenean Empire Inc.	February 2020	Marshall Islands	Eco Malibu	May 2021
4	Julius Caesar Inc.	May 2020	Marshall Islands	Julius Caesar	January 2022
5	Legio X Inc.	December 2020	Marshall Islands	Legio X Equestris	March 2022
6	Eco Oceano CA Inc.	December 2020	Marshall Islands	Eco Oceano CA	March 2022

As of December 31, 2022, 2023 and 2024, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	California 19 Inc.	May 2019	Marshall Islands	Eco Yosemite Park	March 2020
2	California 20 Inc.	May 2019	Marshall Islands	Eco Joshua Park	March 2020

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates mainly include impairment of vessels, vessel useful lives and residual values and fair values of derivative instruments. Actual results may differ from these estimates.

(c)	Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the consolidated statements of comprehensive income.

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)	Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as minimum cash under the terms of a loan agreement, as restricted and these amounts are presented separately on the balance sheets. In the event original maturities are shorter than twelve months, such deposits are presented as current assets while if original maturities are longer than twelve months, such deposits are presented as non-current assets.

(f)	Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of a provision for doubtful accounts and also accrued revenue resulting from straight-line revenue recognition of charter agreements that provide for varying charter rates as well as receivable European Union Allowances (“EUAs”) from charterers (see below). As of December 31, 2023 and 2024 accrued revenue resulting from straight-line revenue recognition of charter agreements that provide for varying charter rates amounted to $314 and $3,183 respectively, broken down into current and non-current portions according to their expected recognition. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2023 and 2024, respectively.

(g)	Inventories: Inventories consist of lubricants, bonded stores and spares on board the vessels. Inventories are stated at the lower of cost and net realizable value. Cost, which consists of the purchase price, is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost, which in case of a newbuilding vessel, consists of the contract price, pre-delivery costs and capitalized interest incurred during its construction, and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the consolidated statements of comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(i)	Impairment of Long-Lived Assets: The Company evaluates the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of the Company’s long lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans, declines in the fair market value of vessels and overall market conditions. If there are indications for impairment present, the Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, and the difference is recognized as an impairment loss. The impairment evaluation the Company conducted as of December 31, 2023 and 2024 showed that there are no impairment indications for any of the vessels held for use in the Company’s fleet.

(j)	Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which up until December 31, 2023 was estimated to be $300 per lightweight ton. Effective January 1, 2024, the Company revised its scrap rate estimate from $300 to $430 per lightweight ton, in order to align the scrap rate estimate with the current historical average scrap prices and to better reflect current market conditions. The change in this accounting estimate, pursuant to ASC 250 “Accounting Changes and Error Corrections”, was applied prospectively and did not require retrospective application. The effect of the increase in the estimated scrap rate resulted in a reduction in depreciation expense for the year ended December 31, 2024 by $985 and a corresponding increase of $0.21 in earnings per share, basic and diluted. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(k)	Long Lived Assets Held for Sale: The Company classifies vessels as being held for sale when the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset, (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

(l)	Other Fixed Assets, Net: Other fixed assets, net, consist of furniture, office equipment, art works and cars, stated at cost, which consist of the purchase/contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets as presented below:

Description	Useful Life (years)
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3
Art works	∞

(m)	Accounting for Dry-Docking Costs: All dry-docking and special survey costs are expensed in the period incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(n)
Financing Costs: Fees incurred and paid to the lenders for obtaining new loans or Sale and lease backs (“SLBs”) or refinancing existing ones are recorded as a contra to debt and such fees are amortized to interest and finance costs over the life of the related debt using the effective interest method. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment (Subtopic 470-50), is expensed in interest and finance costs in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that does not meet the criteria for Debt Extinguishment, is amortized over the term of the refinanced debt.

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

Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer until the vessel is redelivered to the Company, except for any off-hire period. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and (ii) the lease component would be classified as an operating lease. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time. Under a time charter agreement, management fees and vessel operating expenses such as crew wages, provisions and stores, technical maintenance and insurance expenses as well as limited voyage expenses, mainly consisting of broker’s commissions, are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer. Vessel operating expenses, management fees and voyage expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year and also amounts resulting from straight-line revenue recognition of charter agreements that provide for varying charter rates broken down into current and non-current portions according to their expected realization.

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

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

(r)
Segment Reporting: The Chief Operating Decision Maker (“CODM”), Mr. Evangelos J. Pistiolis, receives financial information and evaluates the Company’s operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income thus the Company has determined that it operates under one reportable segment. The CODM does not use discrete financial information to evaluate the operating results for each such type of charter or vessel but is instead regularly provided with only the consolidated expenses as noted on the face of the consolidated statements of comprehensive income. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue and operating income of the fleet.

(s)	Leases:

•
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

•	Finance lease: The Company classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

i.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
ii.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
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

•

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

(t)
Investments in unconsolidated joint ventures: The Company’s investments in unconsolidated joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in unconsolidated joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than a temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and it is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of comprehensive income.

(u)
Other Comprehensive Income: The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.

(v)
Impairment of Right of use assets from operating leases: The Company evaluates its Right of use assets from operating leases for potential impairment when it determines a triggering event has occurred. When a triggering event has occurred, the Company performs a test of recoverability by comparing the expected undiscounted future cash flows (including expected residual values) over the remaining lease terms to the carrying value of the Right of use asset. If the test of recoverability identifies a possible impairment, the Right of use asset’s fair value is measured in accordance with the fair value measurement framework. An impairment charge is recognized for the amount by which the carrying value of the Right of use asset exceeds its estimated fair value and would be recorded in the consolidated statements of comprehensive income. For the years ended December 31, 2023, and 2024 there was no impairment of the Company’s Right of use assets from operating leases due to the absence of impairment indications for all of the Company’s vessels under operating leases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(w)
Liability for European Union Allowances (“EUAs”): The maritime emissions trading scheme (“ETS”), applicable from January 1, 2024, applies to all the shipowning companies of the Company and refers to emissions generated by intra-EU maritime voyages and emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Since the liability derives from the choice of voyages which are directed, controlled and the benefit of which is attributed to our time charterers, the latter are responsible and liable for securing the EUAs to settle the environmental credit obligations derived from voyages they performed. However, should they fail to do so, the ultimate liability lies with the shipowning companies. As such the liability to purchase EUAs for voyages subject to ETS performed by our vessels is presented by the Company under Accounts payable and the EUAs that are receivable by the Company from our time charterers are presented under Trade accounts receivable in the accompanying consolidated balance sheets. Any EUAs that have been paid into the EUA trading account of Central Mare Inc by our Charterers are presented under Due from/to related parties (Note 5). Since the EU has set the first settlement of EUAs for the 2024 voyages subject to ETS on September 30, 2025, such receivables and liabilities have been presented as current. The receivable and payable EUAs as well as the EUAs paid by our time charterers to our Fleet Manager are considered a Level 1 item in the fair value hierarchy (since the EUAs are quoted in an active market) and all such receivable and payable balances are presented at their fair value as at the reporting date.

(x)
Recent Accounting Pronouncements: In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company adopted ASU 2023-07 as of January 1, 2024 and its adoption did not have an impact on the Company’s financial statements or disclosures.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this Update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods December 15, 2027. Early adoption is permitted. The amendments in ASU 2024-03 should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company evaluated the impact of this ASU on its financial statements and determined that there is no effect on its consolidated results of operations.

There are no other recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

3.	Going Concern:

At December 31, 2024, the Company had a working capital deficit of $9,755 which included an amount of $6,652 relating to pre-collected revenue and is included in Unearned revenue in the accompanying consolidated balance sheets. This amount represents a current liability that does not require future cash settlement. For the year ended December 31, 2024 the Company realized net income of $5,034 and generated cash flow from operations of $17,322. In addition, as of the date of issuance of these financial statements and for the next 12 months, the Company had contractual commitments for the newbuilding mega yacht M/Y Sanlorenzo “1150Exp” with hull number 158 (the “Newbuilding Yacht”) it had contracted to acquire (see Note 5 and 9) of Euro 6,500 or $7,150. Furthermore, the Company has additional contractual obligations to the Seller of the Newbuilding Yacht amounting to $17,654, up to December 31, 2026, depending on the Company’s cash surplus (see Note 5).

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

4.	Vessels, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2022	409,264	(20,205)	389,059
— Depreciation	-	(14,349)	(14,349)
Balance, December 31, 2023	409,264	(34,554)	374,710
— Depreciation	-	(13,336)	(13,336)
Balance, December 31, 2024	409,264	(47,890)	361,374

As of December 31, 2024 all the titles of ownership of our vessels are held by the respecting vessel lenders to secure the relevant sale and lease back financing transactions (see Note 7).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

As of December 31, 2023 and 2024, the amounts due from Central Mare were $- and $351 respectively, the latter reflecting the fact that Central Mare has collected $351 worth of EUA’s on the Company’s behalf from the Company’s charterers. Such amount is included in Due to related parties in the accompanying consolidated balance sheets.

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year Ended December 31,
	2022	2023	2024	Presented in:
Executive officers and other personnel expenses	360	360	360	General and administrative expenses – Consolidated statements of comprehensive income
Amortization of awarded shares*	(16)	-	-	Management fees – related parties – Consolidated statements of comprehensive income
Total	344	360	360

*
As per the Company’s equity incentive plan, or the 2015 plan (null and void since due to the reverse stock splits of the Company’s stock the shares left to be vested are zero), the Company incurred an amortization gain of  $16, $0 and $0 relating to the amortization of the original fair value of the equity incentive plan recognized at inception, for each of the years ended December 31, 2022, 2023 and 2024 respectively. The Company’s equity incentive plan ended on June 30, 2022.

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

Pursuant to the CSI Letter Agreement, as well as the Management Agreements concluded between CSI and the Company’s vessel-owning subsidiaries, the Company pays a management fee of $651 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the Management Agreements provide for payment to CSI of: (i) $592 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of the Company’s newbuilding vessels while the vessels are under construction, for which the Company pays CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As of December 31, 2023 and 2024, the amounts due from CSI were $352 and $480 respectively and are presented in Due to related parties, on the consolidated balance sheets.

The fees charged by and expenses relating to CSI for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year Ended December 31,
	2022	2023	2024	Presented in:
Management fees	61	-	-	Capitalized in Vessels, net – Balance sheet
	1,749	1,840	1,906	Management fees – related parties – Consolidated statements of comprehensive income
Supervision services fees	14	-	-	Capitalized in Vessels, net – Balance sheet
Superintendent fees	37	42	46	Vessel operating expenses – Consolidated statements of comprehensive income
	129	-	-	Capitalized in Vessels, net – Balance sheet
	-	-	74	Dry-docking costs - Consolidated statements of comprehensive income
Accounting and reporting cost	360	360	360	Management fees – related parties – Consolidated statements of comprehensive income
Commission for sale and purchase of vessels	730	-	-	Gain from vessel sales – Consolidated statements of comprehensive income
Newbuilding vessels monitoring fee	455	-	-	Capitalized in Vessels, net – Balance sheet
Financing fees	312	164	586	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission on charter hire revenue	1,008	1,037	1,040	Voyage expenses - Consolidated statements of comprehensive income
Total	4,855	3,443	4,012

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

(d) Charter Party with Central Tankers Chartering Inc (“CTC”): On January 6, 2021 the Company acquired a shipowning company from an entity affiliated with Mr. Evangelos J. Pistiolis that owned M/T Eco Oceano CA which was party to a time charter, with CTC, for a firm duration of five years at a gross daily rate of $32,450, with two optional years at $33,950 and $35,450 at CTC’s option. On February 22, 2022 the Company amended the previously agreed time charter with CTC and increased its firm period from 5 years to 15 years and reduced the daily rate from $32,450 to $24,500. This amendment was approved by a committee of the Company’s board of directors, of which all of the directors were independent, after obtaining a fairness opinion from an independent financial advisor. The time charter commenced on the date of delivery. For the years ended December 31, 2022, 2023 and 2024 the CTC charter generated $7,294, $8,943 and $8,967 of revenue presented in Time charter revenues in the accompanying consolidated statements of comprehensive income. As of December 31, 2023 and 2024, there are no amounts due from CTC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(e) Personal Guarantees by Mr. Evangelos J. Pistiolis and Related Amendments to the Series D Preferred Shares: As a prerequisite for the Navigare Lease (defined below, see Note 6), Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters connected to the lease and in exchange, the Company agreed to indemnify him for any losses suffered as a result of the guarantee provided, and the Company amended the Certificate of Designations governing the terms of the Series D Preferred Shares (see Note 9), to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the Company’s total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. This personal guarantee comes into effect in the case 120 days have passed and the Company is still unable to pay down all amounts due under the Navigare lease, with the exception of amounts due to Navigare due to a total loss, where in this case the personal guarantee will cover an amount equal to all unpaid charter hire and a further amount equivalent to all future charter hire that would have accrued from the date of the total loss up to the end of the charter period and is callable 200 days after the date of the total loss. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by our Board of Directors, including all three independent directors.

(f) Issuance of Series F Shares: On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Shares”, see Note 15). The issuance of the Series F Shares was approved by a committee of the Company’s board of directors, of which all of the directors were independent. In December 2022, 100% of Africanus Inc shares were transferred to 3 Sororibus Trust, which is an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis. For the years ended December 31, 2022, 2023 and 2024 the Company declared dividends of $10,344, $5,009 and $0 respectively and accrued interest on unpaid dividends amounted to $8, $0 and $0 for the same periods. On February 6, 2024 the Company redeemed the remaining 3,659,627 Series F Shares for $43,916. As of December 31, 2023 and 2024 there were no dividends due to Africanus Inc.

(g) Short-term loan from Central Mare (“Central Mare Bridge Loan”): On January 5, 2022 the Company entered into an unsecured credit facility for up to $20,000 with Central Mare in order to finance part of the cost of its newbuilding program (see Note 7). Related party interest expense, commitment fees and arrangement fees for the year ended December 31, 2022 incurred in connection with this credit facility, amounted to $169, $18 and $400 respectively and are included in interest and finance costs in the accompanying consolidated statements of comprehensive income. The Central Mare Bridge Loan was terminated on March 4, 2022 and as of December 31, 2022, there were no interest, arrangement fees nor commitment fees due to Central Mare.

(h) Executive bonus: On December 10, 2023 and on October 9, 2024 the Company’s compensation committee comprising of independent directors suggested and the board of directors granted to Mr. Evangelos J. Pistiolis a bonus of $5,000 and $4,000 respectively which is included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive income. On January 23, 2025 the Company’s compensation committee comprising of independent directors suggested and the board of directors granted to Mr. Evangelos J. Pistiolis an additional bonus of $2,000 for the year 2024, which is also included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive income for the year ended December 31, 2024. Amounts of $5,000 and $2,000 are due to Mr. Evangelos J. Pistiolis and such amounts are included in Due to related parties in the accompanying consolidated balance sheets as of December 31, 2023 and 2024, respectively.

(i) Advances for Asset Acquisition to Related Party: On June 14, 2024 the Company entered into a non-binding letter of intent (“No-Shop LOI”) with Mr. Evangelos J. Pistiolis whereby the latter was precluded from marketing or selling the mega yacht M/Y Para Bellvm (100% owned by him) except to the Company for one month. The consideration for the No-Shop LOI was $1,000. The Company on July 12, 2024 entered into a share purchase agreement (“SPA”) for the purchase of M/Y Para Bellvm for a consideration of $20,000 (the “Para Bellvm Consideration”) and the No-Shop LOI consideration was netted-off with the Para Bellvm Consideration. The Para Bellvm Consideration was settled as of December 31, 2024. The Company closed the SPA and took delivery of the M/Y Para Bellvm on April 11, 2025. On November 25, 2024 the Company entered into a non-binding letter of intent (the “New No-Shop LOI”) with Mr. Evangelos J. Pistiolis whereby the latter was precluded from marketing or selling the newbuilding Yacht (100% owned by him, due for delivery in the second quarter of 2027) except to the Company up to June 30, 2025. The consideration for the New No-Shop LOI was $4,000 (the “New Yacht LOI Advance”). As of December 31, 2024, the Para Bellvm Consideration and the New Yacht LOI Advance are presented under Advances for asset acquisitions to related party in the accompanying consolidated balance sheets. The Company on April 11, 2025 (the “Closing Date”) entered into an SPA for the purchase of the Newbuilding Yacht for a consideration of $27,000 (the “New Yacht Consideration”), payable up to December 31, 2026, depending on the Company's cash surplus. On the Closing Date, the company settled $9,346 of the New Yacht Consideration by netting the New Yacht LOI Advance and by paying $5,346 to Mr. Evangelos J. Pistiolis and acquired the ship owning company (Roman Explorer Inc.) that owns 100% of the Newbuilding Yacht. If the Company from the Closing Date onwards raises capital via (i) debt refinancing (only applying to excess proceeds, being the proceeds from the new debt exceeding the debt amount being refinanced), (ii) issuance of any equity interests or (iii) dividends or return of invested capital in any investments, then, in each case, no later than five business days after the Company receives the net cash proceeds therefrom, the New Yacht Consideration outstanding Installments shall be prepaid by an amount equal to 100% of the amount of the net cash proceeds from such incurrence or issuance. For the avoidance of doubt, this shall only apply where the terms of such related issuances or debt refinancing incurrence allow for the use of proceeds to be applied towards the payment of the New Yacht Consideration. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by a special committee of our Board of Directors, consisting of all three of our independent Directors, after obtaining a fairness opinion from an independent financial advisor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

(j) Personal Guarantee for HSBC loan: On January 15, 2024 the Company entered into a bridge loan with HSBC Private Bank (Suisse) SA (“HSBC”) (Note 7). As a prerequisite for granting the loan to the Company, HSBC requested a personal guarantee from Mr. Evangelos J. Pistiolis, which he provided in exchange for an arrangement fee of 1.00%. Since the loan was drawn-down and shortly after repaid, the Company accelerated the amortization of this arrangement fee that resulted in an expense of $280, included in Interest and finance costs in the accompanying consolidated statements of comprehensive income.

6.	Leases

A. Lease arrangements, under which the Company acts as the lessee

Bareboat Chartered-in Vessels:

On December 1 and December 10, 2020, the Company sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air respectively to a third non-affiliated party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. The Company does not have any option nor obligation to buy back the vessels. The abovementioned sale and leaseback transactions contain, customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis may not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. The Company must maintain a minimum liquidity of $4,000 at all times which is certified bi-annually. As of December 31, 2023 and 2024, the Company complied with all covenants of the Navigare Lease.

The Company has treated the Navigare lease as an operating lease. An operating lease ROU asset amounting to $45,765 was recognized at the inception of the lease together with a lease liability of $43,759 based on the present value of lease payments over the lease term. The operating lease ROU asset also includes initial direct costs of $1,666 and deferred losses from the sale of the vessels of $340. The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 6.72% (same as the weighted average), which was the Company’s estimated incremental borrowing rate, that reflected the interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and similar economic environment. Losses from the sale of these two vessels and initial direct costs which were included in the respective ROU assets are amortized on a straight-line basis over the duration of the lease and are included in operating lease expense in the statement of consolidated income. The cash paid for operating leases with original terms greater than 12 months was $10,220 and $10,039 for the years ended December 31, 2023 and 2024 respectively. The revenue generated from vessels under operating leases with original terms greater than 12 months was $17,520 and $ 16,831 for the years ended December 31, 2023 and 2024 respectively.

The Company’s future minimum operating lease payments required to be made after December 31, 2024, relating to the bareboat chartered-in vessels M/T Eco Beverly Hills and M/T Eco Bel Air are as follows:

Year ending December 31,	Bareboat charter lease payments
2025	6,777
Total	6,777
Less imputed interest	(420)
Total Lease Liability	6,357
Presented as follows:
Short-term lease liability	6,357

The average remaining lease term on our bareboat chartered-in contracts is 11.2 months and as such the operating lease ROU asset has been classified as a current asset in the accompanying consolidated balance sheets. Finally, the maintenance deposit asset of $2,000 has also been classified as current (for each of the M/Ts Eco Bel Air and Eco Beverly Hills the buyer withheld $1,000 as a maintenance deposit, accounted for as a deposit asset, to be released at the end of the lease term, for which the Company has not assigned any probability of them not being returned).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

B. Lease arrangements, under which the Company acts as the lessor

Charter agreements:

During the year ended December 31, 2024, the Company operated one vessel (M/T Marina Del Rey) under a time charter with Weco Tankers A/S, another vessel (M/T Eco Oceano CA) with CTC, two vessels (M/T Eco West Coast and M/T Eco Malibu) with Clearlake Shipping Pte Ltd and four vessels (M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Julius Caesar and M/T Legio X Equestris) under time charters with Trafigura.

Future minimum time-charter receipts of the Company’s vessels in operation as of December 31, 2024, based on commitments relating to non-cancellable time charter contracts as of December 31, 2024, are as follows :

Year ending December 31,	Time Charter receipts
2025	85,085
2026	60,716
2027	36,816
2028	8,967
2029 and thereafter	72,206
Total	263,790

7.	Debt:

The amounts in the consolidated balance sheets are analyzed as follows (facility names defined below):

Financier / Vessel(s)	December 31,
	2023	2024
Total long-term debt:
Cargill Facility (M/T Eco Marina Del Rey)	23,094	-
1st CMBFL Facility (M/T Julius Caesar and M/T Legio X Equestris)	98,552	120,764
1st AVIC Facility (M/T Eco Oceano CA)	42,777	40,066
2nd AVIC Facility (M/T Eco West Coast)	40,817	38,617
Huarong Facility (M/T Eco Malibu)	41,000	38,800
2nd CMBFL Facility (M/T Eco Marina Del Rey)	-	27,000
Total long-term debt	246,240	265,247
Less: Deferred finance fees	(4,279)	(5,989)
Less: Debt discount relating to Vessel fair value participation liability	(1,463)	-
Total long-term debt net of deferred finance fees and debt discounts	240,498	259,258

Presented:
Current portion of long-term debt	12,418	14,202
Long-term debt	228,080	245,056

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

The facility bore interest at LIBOR plus a margin of 2.50%. From June 23, 2023 ABN Amro bank switched the facility’s variable rate from LIBOR to Compounded SOFR. On December 14, 2023 the facility was fully prepaid using part of the proceeds from the 2nd AVIC facility (see below) and the Company accelerated the amortization of $264 of deferred finance fees outstanding relating to the facility.

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

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

Additionally, all the SLBs contain restrictions on the relative shipowning company incurring further indebtedness or guarantees and paying dividends when in default or if such dividend payment would result in an event of default or termination event under the SLB agreements. The same dividend restrictions apply to the Company as well. All the SLBs have change of control provisions whereby there may not be a change of control of the Company, save with the prior written consent of the financier.

Finally both CMBFL SLBs have an asset cover ratio covenant of 125%, whereas the Huarong and both AVIC SLBs have an asset cover ratio covenant of 120%.

All the below SLBs are secured mainly by the following:

•	Ownership of the vessel financed;
•	Cross-default covenants, in the case where one bank finances more than one vessel;
•	Assignment of insurances and earnings of the vessel financed;
•	Specific assignment of any time charters of the vessel financed with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the relative shipowning subsidiary;
•	Pledge over the earnings account of the vessel financed.

Cargill Facility

On June 29, 2018 the Company entered into an SLB and a five-year time charter with Cargill, a non-affiliated party, for its newbuilding vessel M/T Eco Marina Del Rey delivered in March 2019. Consummation of the SLB took place on the vessel’s delivery date. Following the sale, the Company bareboat chartered back the vessel at a bareboat hire rate of $8,600 per day and simultaneously the vessel commenced its five-year time charter with Cargill. As part of this transaction, the Company had the obligation to buy back the vessel at the end of the five-year period for $22,680. The gross proceeds from the sale were $32,387.

The facility also contained a fair value appreciation sharing provision, whereby the Company had to share with Cargill 25% of the excess of the fair market value of the vessel over a predetermined amount amortized on a daily basis to the facility’s maturity or to when the vessel was sold. As a result of Cargill’s entitlement to participate in the appreciation of the market value of the vessel and the significant increase in tankers’ fair values as of December 31, 2022 compared to December 31, 2021, the Company recognized a participation liability of $3,271 as of December 31, 2022, presented in “Vessel fair value participation liability” in the consolidated balance sheets, with a corresponding debit to a debt discount account, presented contra to the loan balance, broken down to current and non-current long-term debt accordingly. Due to the fact that tanker values continued to increase throughout 2023, the Company increased that participation liability by $1,729 to $5,000 during the year ended December 31, 2023 and since the facility matured in 2024, such participation liability was presented under current liabilities. During the years ended December 31, 2023 and 2024 the Company amortized $3,537 and $1,419 of that Debt discount, such amortization presented in Interest and finance costs in the consolidated statements of comprehensive income. The Company purchased the vessel on May 1, 2024, for $22,671 and also settled the Fair value participation (that as of the date of the purchase was $4,956) with funds from the 2nd CMBFL Facility (see below).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The SLB with Cargill was accounted for as a financing transaction, as control remained with the Company and as such the M/T Eco Marina Del Rey was recorded as an asset on the Company’s balance sheet. In addition, the Company had an obligation to repurchase the vessel.

1st CMBFL Facility

On November 23, 2021 the Company entered into an SLB with CMBFL, for its newbuilding vessels M/T Julius Caesar and M/T Legio X Equestris (the “Old CMBFL Facility”). Consummation of the SLB took place on January 17 and March 2 2022, respectively. Following the sale, the Company has bareboat chartered back the vessels for a period of eight years at bareboat hire rates comprising of 32 consecutive quarterly installments of $675 and a balloon payment of $32,403 payable together with the last installment, plus interest based on the three months LIBOR (which from July 16, 2023 for M/T Julius Caesar and from September 2, 2023 for M/T Legio X Equestris, CMBFL was switched to Term SOFR) plus 2.60%.

As part of this transaction, the Company had continuous options to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option would be exercised and at the end of the eight-year period it had an option to buy back the vessels at a cost represented by the balloon payment. The gross proceeds from the sale of the two vessels were $54,005 and $53,997 for M/T Julius Caesar and M/T Legio X Equestris respectively.

On January 16 and January 23, 2024, the Company exercised its purchase options under the Old CMBFL Facility and took full ownership of M/Ts Julius Caesar and Legio X Equestris for $48,604 and $49,272 respectively. Following the vessels purchase that was facilitated via Company’s cash and a short-term revolving bridge loan from HSBC Private Bank (Suisse) SA (“HSBC” and the “HSBC Bridge”), the Company on January 18 and January 25, 2024 concluded new SLBs for the financing of M/Ts Julius Caesar and Legio X Equestris respectively (the “1st CMBFL Facility”) from the same institution (CMBFL). The duration of the 1st CMBFL Facility is for eight years and the Company has continuous options, after the first year, to buy back the vessels at purchase prices stipulated in the 1st CMBFL Facility depending on when the option will be exercised and at the end of the eight-year period the Company has an option to buy back the vessels for a consideration of $37,500 per vessel. The 1st CMBFL Facility has a fixed bareboat hire rate of $7,300 per annum per vessel that includes both interest and repayment.

The consideration from the 1st CMBFL Facility amounted to $125,000 ($62,500 per vessel) and the SLBs have similar customary covenants and event of default clauses as the SLBs that preceded them with CMBFL. Under the HSBC Bridge the Company drew down $20,000 on January 16, 2024 for the purchase of M/T Julius Caesar that were repaid on January 18, 2024 and another $8,000 on January 23, 2024 for the purchase of M/T Legio X Equestris that were repaid on January 25, 2024. The HSBC Bridge was for a maximum amount of $24,000 at any time, carried an interest of 3% plus term SOFR and was guaranteed by Mr. Evangelos J. Pistiolis, for which guarantee Mr. Evangelos J. Pistiolis charged the Company a 1% fee on the amounts drawn down.

The 1st CMBFL Facility was accounted for as a financing transaction, as control will remain with the Company and the two vessels will continue to be recorded as assets on the Company’s balance sheet. In addition, the Company has continuous options to repurchase the vessels below fair value. Finally, the Company treated the 1st CMBFL Facility as a debt modification (refinancing) of the Old CMBFL Facility.

1st AVIC Facility

On March 2, 2022 the Company entered into an SLB with AVIC, for $48,200 for the financing of the M/T Eco Oceano CA. Consummation of the SLB took place on March 4, 2022. The Company has bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 40 consecutive quarterly installments of $678 and a balloon payment of $21,087 payable together with the last installment, plus interest based on LIBOR (which was switched to SOFR on 8 December 2023) plus 3.50%, that was later reduced to 3.00% upon entering into the 2nd AVIC Facility (see below).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

The applicable SOFR as of December 31, 2024 was approximately 4.47%.

2nd AVIC Facility

On December 14, 2023 the Company consummated an SLB with AVIC (the “2nd AVIC Facility”), for $41,000, for the refinancing of the M/T Eco West Coast. The Company has bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $183.3 and a balloon payment of $19,000 payable on the last installment, plus interest based on Term SOFR plus 2.65%.

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

The applicable SOFR as of December 31, 2024 was approximately 4.47%.

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

The applicable SOFR as of December 31, 2024 was approximately 4.52%.

2nd CMBFL Facility

On May 1, 2024 the Company consummated an SLB with CMBFL (the “2nd CMBFL Facility”), for its vessel M/T Eco Marina Del Rey. The Company has bareboat chartered back the vessel for a period of seven years at bareboat hire rates comprising of 28 consecutive quarterly installments of $500 and a balloon payment of $14,000 payable together with the last installment, plus interest based on the three months Term SOFR plus 2.60%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

As part of this transaction, the Company has continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option will be exercised and at the end of the seven-year period it has an option to buy back the vessel at a cost represented by the balloon payment. The gross proceeds from the sale were $28,000.

The 2nd CMBFL Facility was accounted for as a financing transaction, as control will remain with the Company and the vessel will continue to be recorded as an asset on the Company’s balance sheet. In addition, the Company has continuous options to repurchase the vessel below fair value.

The applicable SOFR as of December 31, 2024 was approximately 4.57%.

Scheduled Principal Repayments: The Company’s annual principal payments required to be made after December 31, 2024 on its debt obligations, are as follows:

Years
December 31, 2025	15,120
December 31, 2026	15,568
December 31, 2027	16,049
December 31, 2028	16,586
December 31, 2029 and thereafter	201,924
Total	265,247

As of December 31, 2023 and 2024, the Company was in compliance with all debt covenants with respect to its credit facilities. The fair value of debt outstanding on December 31, 2024, after excluding unamortized financing fees, amounted to $258,221 when valuing the 1st CMBFL Facility on the basis of the Commercial Interest Reference Rates (“CIRR”s) as applicable on December 31, 2024, which is considered to be a Level 2 item in accordance with the fair value hierarchy (Note 14).

Financing Costs: The net additions in deferred financing costs amounted to $1,958 and $3,024 during the years ended December 31, 2023 and 2024 respectively.

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

Guarantee on performance of loans of the 2020 Joint Venture

On December 10, 2020, the Company entered into a corporate guarantee agreement with Alpha Bank of Greece (which was amended on February 2, 2022) in respect of the obligations of its 50% subsidiaries, California 19 Inc. and California 20 Inc., under the Loan Agreement dated March 12, 2020, which was further amended on September 27, 2024 (Note 16) to increase the drawdown amount to $30,000 per company, for a total loan facility as at the time of said amendment of $60,000 ($59,000 as of December 31, 2024) for the financing of M/T Eco Yosemite Park and M/T Eco Joshua Park (the “Alpha Corporate Guarantee”). The Company assigns zero probability of default to said loan agreements and hence has not established any provisions for losses relating to this matter.

Capital Expenditures under the Company’s Newbuilding program:

On April 11, 2025 the Company entered into an SPA for the purchase of the Newbuilding Yacht with Mr. Evangelos J. Pistiolis and as a result of this transaction the Company has remaining contractual commitments as of the SPA’s Closing Date, that are non-recourse to the Company, totaling Euro 42,000 or $46,200 (Euro 6,500 or $7,150 payable in 2025, Euro 18,000 or $19,800 payable in 2026 and Euro 17,500 or $19,250 payable in 2027).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)
Furthermore, as of the SPA’s Closing Date and pursuant to the Newbuilding Yacht SPA, the Company has additional contractual obligations to the Seller of the Newbuilding Yacht amounting to $17,654, up to December 31, 2026, with installments to be paid on the Company’s option (see Note 5).

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

Equity distribution agreement: On April 15, 2022, the Company, entered into an equity distribution agreement, or as they are commonly known, at-the-market offering (“ATM”), with Maxim Group LLC (“Maxim”). Under the ATM the Company could sell up to $19,700 of its common stock with Maxim acting as a sales agent. Since Maxim was acting solely as a sales agent, it had no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with this ATM. The Company terminated the ATM on October 6, 2022. The Company received proceeds from the ATM (net of 2% fees), amounting to $2,025, issued 10,786 common shares and incurred $81 of expenses related to this equity distribution agreement.

Issuance of common stock and warrants as part of the June 2022 Registered Direct Offering: On June 3, 2022, the Company entered into a placement agency agreement with Maxim Group LLC relating to the sale of the Company’s securities, or the Placement Agent Agreement. Pursuant to the Placement Agent Agreement, the Company entered into a Securities Purchase Agreement, with an institutional investor (the “Investor”) in connection with a registered direct offering of an aggregate of 19,583 of the Company’s common shares at a public offering price of $120.00 per share, registered on the Company’s Registration Statement on Form F-3 (333-234281), or the Registered Offering. Concurrently with the Registered Offering and pursuant to the Securities Purchase Agreement, the Company also commenced a private placement whereby the Company issued and sold 9,603,000 pre-funded warrants (“Pre-Funded Warrants”) to purchase up to 40,012 of the Company’s common shares at $120.00 per pre-funded warrant share and 14,303,000 warrants (or the “June 2022 Warrants”) to purchase up to 59,595 of the Company’s common shares. The Pre-Funded Warrants had an exercise price of $0.024. All of the prefunded warrants were exercised from July to September 2022. The June 2022 Warrants had an exercise price per warrant share of $120.00 and expired five years after issuance. The June 2022 Registered Direct Offering resulted in gross proceeds of $7,151 before deducting placement agent fees, commissions and other offering expenses that amounted to $544.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

During the years ended December 31, 2023 and 2024, no October 2022 Warrants were exercised.
Accounting Treatment of the October 2022 Warrants

The Company accounted for the October 2022 Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability.

Issuance of common stock and warrants as part of the December 2022 Public Equity Offering: On December 6, 2022, the Company closed a public offering of 562,500 of the Company’s common shares at a public offering price of $24.00 per share and 6,750,000 warrants (the “Class C Warrants”) to purchase up to 562,500 of the Company’s common shares, (the “December 2022 Public Equity Offering”), with Maxim Group LLC acting as a placement agent. The Class C Warrants are immediately exercisable at an exercise price of $24.00 per warrant share and expire five years after issuance. The December 2022 Public Equity Offering resulted in gross proceeds of $13,500 before deducting placement agent fees, commissions and other offering expenses that amounted to $1,104. During the years ended December 31, 2023 and 2024, 500 and 0 common shares were issued pursuant to Class C Warrant exercises.
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

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)
Issuance of common stock and warrants as part of the February 2023 Registered Direct Offering: On February 14, 2023, the Company entered into a placement agency agreement with Maxim Group LLC relating to the sale of the Company’s securities, or the Placement Agent Agreement. Pursuant to the Placement Agent Agreement, the Company entered into a Securities Purchase Agreement, with a number of institutional investors (the “Investors”) in connection with a registered direct offering of an aggregate of 837,094 of the Company’s common shares at a public offering price of $16.20 per share, or the February 2023 Registered Direct Offering. Concurrently with the February 2023 Registered Direct Offering and pursuant to the Securities Purchase Agreement, the Company also commenced a private placement whereby the Company issued and sold 10,045,185 warrants (the “February 2023 Warrants”) to purchase up to 837,094 of the Company’s common shares. The February 2023 Warrants had an exercise price per warrant share of $16.20 and expire five years after issuance. The February 2023 Registered Direct Offering closed on February 16, 2023 and it resulted in proceeds of $12,747 (net of 6% fees) and incurred $165 of expenses related to the offering. Additionally, since over 80% of the investors in the February 2023 Registered Direct Offering were Class C Warrant holders, the Company agreed to reduce the exercise price per common share of the Class C Warrants to $16.20 per warrant share from an original exercise price of $24.00 per common share to induce them to participate in the offering. The Company has recognized the incremental fair value of $121 of the modified Class C Warrants as an equity issuance cost as the reduction of the exercise price of the Class C warrants was done in conjunction with the February 2023 Registered Direct Offering.

During the years ended December 31, 2023 and 2024 no February 2023 Warrants were exercised.

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

2024 ATM: On May 24, 2024, the Company, entered into an ATM, with Maxim (the “2024 ATM”). Under the 2024 ATM the Company may sell up to $5,800 of its common stock with Maxim acting as a sales agent. Since Maxim is acting solely as a sales agent, it has no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with the 2024 ATM. The Company incurred $78 of expenses related to this equity distribution agreement for the year ended December 31, 2024. The Company has not issued any common shares pursuant to the 2024 ATM.

Dividends to common stock holders: No dividends were paid to common stock holders in the years ended December 31, 2022, 2023 and 2024.

10.	(Loss)/ Earnings Per Common Share:

All shares issued are included in the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted (loss)/earnings per share for the years ended December 2022, 2023 and 2024 are as follows:

	Year Ended December 31,
	2022	2023	2024
Net Income	18,948	6,066	5,034
Less: Deemed dividend equivalents on preferred shares related to redemption value	(14,400)	-	-
Less: Dividends of preferred shares	(12,390)	(6,010)	-
Less: Deemed dividend on warrant inducement	(1,345)	-	-
Less: Deemed dividend on Series E Shares conversion	-	(22,426)	-
(Loss)/Net Income attributable to common shareholders	(9,187)	(22,370)	5,034

(Loss)/Earnings per share:
Weighted average common shares outstanding, basic and dilutive	252,815	1,798,761	4,626,197
(Loss)/Earnings per share, basic and diluted	(36.34)	(12.44)	1.09

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

For the years ended December 31, 2022, 2023 and 2024, 81,231, 1,177,547 and 0 dilutive shares on an as-if converted basis relating to Series E Shares were not included in the computation of diluted (loss)/earnings per share because to do so would have been antidilutive for the period presented.

11.	Voyage and Vessel Operating Expenses:

The amounts in the consolidated statements of comprehensive income are as follows:

Voyage Expenses	Year Ended December 31,
	2022	2023	2024
Bunkers	80	20	380
Commissions (including $1,008, $1,037 and $1,040 respectively, to related party)	1,568	1,589	1,628
Total	1,648	1,609	2,008

Vessel Operating Expenses	Year Ended December 31,
	2022	2023	2024
Crew wages and related costs	11,881	11,898	11,965
Insurance	1,577	1,670	1,578
Repairs and maintenance (including $37, $42 and $46 respectively, to related party)	1,592	1,138	1,566
Spares and consumable stores	3,339	3,538	3,685
Registration and taxes (Note 13)	239	283	292
Total	18,628	18,527	19,086

12.	Interest and Finance Costs:

The amounts in the consolidated statements of comprehensive income are analyzed as follows:

Interest and Finance Costs	Year Ended December 31,
	2022	2023	2024
Interest on debt (including $207, $- and $- respectively, to related party)	11,895	18,142	20,450
Bank charges	132	120	184
Amortization and write-off of financing fees	2,522	1,190	1,443
Amortization of debt discount relating to Vessel fair value participation liability (Note 7)	-	3,537	1,419
Total	14,549	22,989	23,496
Less interest capitalized	(184)	-	-
Total	14,365	22,989	23,496

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

13.	Income Taxes:

Marshall Islands and Greece does not impose a tax on international shipping income. Under the laws of Marshall Islands and Greece, the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the consolidated statements of comprehensive income.

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

For purposes of the Publicly Traded Test Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company’s common shares, which is the Company’s sole class of issued and outstanding stock that is traded, is and the Company anticipates that its common shares will continue to be “primarily traded” on the NYSE American.

The Treasury Regulations also require for purposes of the Publicly Traded Test that the Company’s stock be “regularly traded” on an established securities market. Under the Treasury Regulations, the Company’s stock will be considered to be “regularly traded” if one or more classes of the Company’s stock representing more than 50% of the Company’s outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which the Company refers to as the “listing threshold.”

The Company took the position for U.S. federal income tax reporting purposes that it was not subject to U.S. federal income taxation for the 2022, 2023 taxable years since the company believes it qualifies for the exemption from tax under Section 883 and the Company intends to take the same position for the 2024 taxable year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

14.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, trade accounts receivables (including EUAs) and long-term deposits. The principal financial liabilities of the Company consist of long-term loans (Note 7), accounts payable (including EUAs) due to suppliers, amounts due to related parties and accrued liabilities.

a)

Interest rate risk: The Company as of December 31, 2024 is subject to market risks relating to changes in interest rates, since all of its debt except for the 1st CMBFL Facility is subject to floating interest rates.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

On December 6, 2023 the Company received a conversion notice for the conversion of all the outstanding Series E Shares (13,452 shares) into 2,930,718 of the Company’s common shares. The Series E Shares were converted on the same date of the receipt of the conversion notice with a conversion price of $4.59, which represented 80% of the lowest daily volume weighted average price of the Company’s common stock over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of the conversion notice. In the years ended December 31, 2022 and 2023 the Company did not issue or redeem any Series E Shares. During the years ended December 31, 2022 and 2023 the Company declared $2,046 and $1,001 of dividends to the Series E Shares holder.

The Company, based on ASC 470-20-40-5, determined that the Series E Shares conversion feature is in essence a redemption, since such conversion was settled by a delivery of a variable number of shares of common stock with a fixed monetary amount and by applying ASC 260-10-S99-2 has recognized the difference between the carrying amount of the Series E Shares at the date of conversion and the fair value of the common stock delivered on the same date, amounting to $22,426, as a deemed dividend.

SERIES F PREFERRED SHARES

On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis  for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Shares”), in exchange for (i) the assumption by Africanus Inc. of an amount of $47,630 of shipbuilding costs for its newbuilding vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of the Company’s remaining payment obligations relating to the VLCC Transaction, in an amount of up to $27,978. From January 17 to March 16, 2022 a total of 7,200,000 Series F Shares were issued, to cover $47,630 of shipbuilding costs in connection with the deliveries of M/T Julius Caesar, M/T Legio X Equestris and M/T Eco Oceano CA and as a consideration for the settlement of $24,370 of Due to related parties. During the years ended December 31, 2022 and 2023 the Company redeemed a total of 1,349,252 and 2,191,121 Series F Shares for $16,191 and $26,293. On February 6, 2024 the Company redeemed the remaining 3,659,627 Series F Shares for $43,916.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

The holders of Series F Shares were entitled to the voting power of ten of the Company’s common shares per Series F Share. Upon any liquidation, dissolution or winding up of the Company, the holders of Series F Shares would have been entitled to receive the net assets of the Company pari passu with the Company’s common shares. The Series F Shares could not be subject to redemption in cash at the option of the holders and only the Company at its option had the right to redeem a portion or all of the outstanding Series F Shares at an amount equal to $10 (ten) per Series F Share redeemed (the “Liquidation Amount”), plus a redemption premium of 20% of the Liquidation Amount. The Series F Shares included a mandatory redemption provision tied to minimum voting requirements for the Company’s major shareholders, including affiliates of the CEO, pursuant to which if such minimum voting rights fell below 50% the Company was obliged to redeem the full amount of the then outstanding Series F Shares at a redemption premium of 40%. The holders of outstanding Series F Shares were entitled to receive semi-annual dividends payable in cash at a rate of 13.5% per year of the Liquidation Amount of the then outstanding Series F Shares. Accrued but unpaid dividends bore interest at 13.5%. In addition, a one-time cash dividend equal to 4.0% of the Liquidation Amount was payable following each issuance of Series F Shares. Finally, the Series F Shares were not convertible into the Company’s common shares under any circumstances.

The Company determined that the Series F Shares were more akin to equity than debt and hence they were classified in Mezzanine equity. As of March 16, 2022 (the date of the last series F Shares issuance), the Company adjusted the carrying value of the Series F Shares to the maximum redemption amount ($86,400), resulting in an increase of $14,400, which was accounted as deemed dividend.

During the years ended December 31, 2022,2023 and 2024 the Company declared $10,344, $5,009 and  $0 of dividends to the Series F Shares holder.

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

On March 12, 2020, California 19 Inc. together with California 20 Inc. entered into a loan agreement with Alpha Bank for a senior debt facility of $37,660 ($18,830 for each vessel, the “JV Alpha Facility”). The loan had a term of five years and was payable on maturity via a balloon payment of $18,830 per vessel. The credit facility bore interest at LIBOR plus a margin of 3.00%. The facility carried customary covenants and restrictions, including the covenant that during the life of the facility, the market value of the vessels should have been at least 200% of the facility outstanding and any shortfall should have been covered by partial prepayments. Vessels were to be valued three times per year, every March, July and December. Provided that there was no breach of the above-mentioned covenant and no event of default occurred and was continuing or would occur if such dividend distribution would take place, California 19 Inc. and California 20 Inc. could distribute dividends, without any consent from Alpha Bank. The loans were guaranteed by the Company in their entirety and that guarantee was not limited to the Company’s share of the net assets of California 19 Inc. and California 20 Inc (see Note 8). On April 22, 2021 California 19 Inc. and California 20 Inc. prepaid $330 each to reduce each of the outstanding loans to $18,500.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

On September 27, 2024 California 19 Inc. and California 20 Inc. refinanced the JV Alpha Facility with the same bank (Alpha Bank) and increased the loan to $30,000 per vessel. The refinanced credit facility is repayable in 28 consecutive quarterly installments of $500 per vessel, commencing three months from draw down, and a balloon payment of $16,000 per vessel payable together with the last installment. The facility contains the same covenants as the JV Alpha Facility except for the asset cover ratio that has been reduced to 125%. Finally, the margin of the refinanced facility was lowered to 2.20% from 3.00% and the facility’s variable rate was switched from LIBOR to Term SOFR. The refinanced facility continues to be guaranteed by the Company in its entirety and that guarantee is not limited to the Company’s share of the net assets of California 19 Inc. and California 20 Inc.

Each of the two product tankers are on time charters that commenced in March 2020 with Clearlake Shipping Pte Ltd, a subsidiary of Gunvor Group Ltd for a firm term of five years plus two additional optional years. On July 17, 2024 California 19 Inc. and California 20 Inc. entered into agreements with their current charterer to extend their time charter employment at higher rates. Specifically, both vessels commences a 7-year time charter on August 1, 2024 at a gross daily hire rate of $19,500. All other terms will remain as per the current time charter contracts including the terms of an option of the charterers to extend each time charter for two additional years.

The Company’s exposure is limited to its share of the net assets of California 19 Inc. and California 20 Inc., proportionate to its 50% equity interest in these companies. Generally, the Company will share the profits and losses, cash flows and other matters relating to its investments in California 19 Inc. and California 20 Inc. in accordance with its ownership percentage. The vessels are managed by Central Mare, pursuant to management agreements. The Company accounts for investments in joint ventures using the equity method since it has joint control over the investment.

California 19 Inc. and California 20 Inc. made the following disbursements to the Company in 2022, 2023 and 2024:

	December 31, 2022		December 31, 2023		December 31, 2024
	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.
Total disbursements	1,475	1,475	1,260	1,260	5,870	5,870

Recognition of Equity gain/(loss) in unconsolidated joint ventures of the 2020 Joint Venture for the years ended December 31, 2022, 2023 and 2024 are summarized below:

	December 31, 2022		December 31, 2023		December 31, 2024
	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.
Net profit attributable to the Company	725	738	399	400	509	467
Amortization of Basis Differences	(408)	(409)	(408)	(409)	(408)	(409)
Equity gains in unconsolidated joint ventures	317	329	(9)	(9)	101	58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Expressed in thousands of United States Dollars – except share, per share earnings and rate per day, unless otherwise stated)

17.	Revenues

Revenues are comprised of the following:

	2022	2023	2024
Time charter revenues	73,362	74,006	77,160
Time charter revenues from related party (Note 5)	7,294	8,943	8,967
Total	80,656	82,949	86,127

The Company typically enters into time charters for periods ranging between three to fifteen years which include a charterer’s option to renew for a further one or two one-year periods at predetermined daily rates. Due to the volatility of the charter rates, the Company only accounts for the options when the charterer gives notice that the option will be exercised. In a time charter contract, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. The charterer has the full discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful or non-hazardous cargo. In a time charter contract, the Company is responsible for all costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs, such as bunker expenses, port charges and canal tolls during the hire period. The charterer generally pays the charter hire in advance of the upcoming contract period.

As of December 31, 2024, all of the Company’s vessels are employed under time charters.

18.	Subsequent Events

As disclosed in Note 5 on April 11, 2025 the Company closed the Para Bellvm SPA and took delivery of the M/Y Para Bellvm. The ship owning company of the M/Y Para Bellvm had a senior secured loan in place that the Company assumed. The loan was originally for Euro 14,340 or $15,774 of which Euro 12,189 or $13,408 is outstanding as of the SPA date, has a margin over EURIBOR of 2.30% and is payable in 20 quarterly installments of Euro 358.5 or $394.4 and a balloon payment of Euro 7,170 or $7,887 payable together with the last installment.

As disclosed in Note 5 and 8, the Company on April 11, 2025 acquired the Newbuilding Yacht for a consideration of $27,000.