Form 20-F
period 2025-12-31
TOP SHIPS INC.
filed 2026-04-01
CIK 1296484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 (Mark One)

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

20 Iouliou Kaisara Str 19002, Paiania Athens, Greece
(Address of principal executive offices)

Alexandros Tsirikos, (Tel) + 30 210 812 8107, info@topships.org 20 Iouliou Kaisara Str 19002, Paiania Athens, Greece
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

As of December 31, 2025, 4,626,197 shares of common stock, par value $0.01 per share, and 100,000 Series D Preferred Shares, par value $0.01 per share, were outstanding.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this Annual Report on Form 20-F (the “Annual Report”) may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “PSLRA”), provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts.

TOP Ships Inc. desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This Annual Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Annual Report, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “possible,” “likely,” “may,” “should” and similar words, phrases or expressions identify forward-looking statements, and the negatives of those words, phrases, or expressions, or statements that events, conditions, or results “can,” “will,” “may,” “must,” “would,” “could” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, costs, regulations, events, or trends identify forward-looking statements. The absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this Annual Report concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

The forward-looking statements in this Annual Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies that are described more fully in “Item 3. Key Information—D. Risk Factors,” are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

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

ii

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

●
general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or other hostilities or conflicts, including the war in Ukraine, the war between Israel and Hamas, war between the United States and Iran and between Israel and Iran, the Houthi crisis in and around the Red Sea, current instability in Venezuela and Iran and potential tensions between the U.S. and Greenland, Denmark, the European Union (the “EU”), or Venezuela;

●	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;

●	the strength of world economies and currencies, including fluctuations in charter hire rates and vessel values;

●	potential liability from future litigation and potential costs due to our vessel operations, including due to any environmental damage and vessel collisions;

●	our ability to successfully expand into and achieve expected results from the integrations of new lines of business;

●	fluctuations in real estate values and the conditions of the global residential real estate market;

●
the length and severity of public health threats, epidemics and pandemics and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets and governmental responses thereto; and

●
and other important factors discussed in “Item 3. Key Information—D. Risk Factors” or described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission (the “SEC”).

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

iii

PART I

Unless the context otherwise requires, as used in this Annual Report, the terms “Company,” “we,” “us,” and “our” refer to TOP Ships Inc. and all of its subsidiaries, and “TOP Ships Inc.” refers only to TOP Ships Inc. and not to its subsidiaries. We use the term deadweight ton (“dwt”) in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term gross tonnage, in describing the size of yachts. Gross tonnage, unlike dwt, does not have a physical unit like tons or cubic meters. Instead, it is a number derived from a mathematical formula calculated based on the International Tonnage Convention of 1969 and is used to measure a ship’s enclosed volume. References to our “Fleet Manager” or “CSI” are to Central Shipping Inc., a related party of ours, which performs the day-to-day management of our fleet.

Throughout this Annual Report, the conversion from Euros (“€”) to U.S. dollars (“$”) is based on the U.S. dollar/Euro exchange rate of 1.1734 as of December 31, 2025, unless otherwise specified.

References in this Annual Report to our common shares and earnings per share amounts, as well as warrant shares eligible for purchase under our warrants and exercise price of said warrants in this report, are adjusted to reflect the consolidation of our common shares through reverse stock splits, including the 12-to-1 reverse stock split which became effective as of September 29, 2023.

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

●	Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.
●	Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our business.
●	Acts of piracy on ocean-going vessels could adversely affect our business.
●	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
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
●
As of the date of this Annual Report our operating fleet consists of four tankers and one megayacht. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

●
We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

●	If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
●	New lines of business may subject us to additional risks.
●	As a potential owner of real estate, we may be subject to the risks inherent in the ownership and operation of real estate and the construction and development of real estate.
●	Our ability to obtain additional debt financing may be dependent on our ability to charter our vessels, the performance of our charters and the creditworthiness of our charterers.
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

●	If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

●	A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.
●	An increase in operating costs could decrease earnings and available cash.
●	The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
●	Inflation could adversely affect our operating results and financial condition.
●	Rising fuel prices may adversely affect our profits.
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
●
Increasing regulation as well as scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

●
A shift in consumer demand from crude oil and petroleum products towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.

●	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
●	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
●	Maritime claimants could arrest our vessels or yachts or vessels or yachts we may acquire, which could interrupt our cash flow.
●	Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
●	U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
●	We may be subject to U.S. federal income tax on our U.S. source income, which would reduce our earnings.
●	Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), could result in fines, criminal penalties, and an adverse effect on our business.
●	Changing laws and evolving reporting requirements could have an adverse effect on our business.
●	We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.
●	The market price and trading volume of our common shares may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.
●	There is no guarantee of a continuing public market for you to resell our common shares.
●	The NYSE American may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.
●
We have issued common shares in the past through various transactions and we may do so in the future without shareholder approval, which may dilute our existing shareholders, depress the trading price of our securities and impair our ability to raise capital through subsequent equity offerings.

●
Issuance of preferred shares with voting or conversion rights may adversely affect the voting power of our common shareholders, have a dilutive effect on them and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

●	Future issuance of common shares may trigger anti-dilution provisions in our Series G Preferred Shares and affect the interests of our common shareholders.
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

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. The Baltic Dirty Tanker Index (the “BDTI”), a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. In 2025, the BDTI reached a high of 1,468 and a low of 799.  The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI but for petroleum product fixtures, has similarly been volatile. In 2025, the BCTI reached a high of 885 and a low of 534. Although the BDTI and BCTI were 3,727 and 1,947, respectively as of March 27, 2026, there can be no assurance that the tanker charter market will continue to increase, and the market could again decline. Recent heightened volatility in charter prices has resulted primarily from the war between Russia and Ukraine and sanctions on Russian exports of crude oil and petroleum products, and the current instability in Venezuela and war in Iran, and there is great uncertainty about the future impact of those events. Additionally, the war between Israel and Hamas and the war between Israel and Iran and between the United States and Iran have resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea and Gulf of Aden and potentially prolonged disruption of shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum. Political, economic, and social instability in Venezuela and the resultant sanctions or other measures imposed in response, including the on-going U.S. campaign of seizing Venezuela-linked oil tankers and potential further U.S. military and political intervention, may disrupt the global tanker industry. Such circumstances have had and could in the future result in adverse consequences for the tanker industry. In general, volatility in charter rates depends, among other factors, on (i) supply and demand for tankers, (ii) the demand for crude oil and petroleum products, (iii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iv) oil refining volumes, (v) oil prices, and (vi) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries (“OPEC”), and non-OPEC oil producing countries.

Currently, all our tanker vessels are employed on time charters. However, changes in spot rates and time charter rates can affect the revenues we receive from operations in the event our charterers default or seek to renegotiate the charter hire, as well as the value of our vessels, or vessels we acquire, even if our vessels are employed under long-term time charters. Our ability to re-charter our vessels, or vessels we acquire on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected and we may not be able to comply with the financial covenants in our financing arrangements. A decline in charter hire rates will also likely cause the value of our vessels, or vessels we acquire to decline which could lead us to record impairment adjustments to the carrying values of our fleet.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels and changes in the supply and demand for oil, chemicals and other liquids our vessels carry. Factors affecting the supply and demand for our vessels, or vessels we acquire are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in the tanker industry conditions are also unpredictable.

Factors that influence demand for tanker vessel capacity include:

•	supply and demand for oil petroleum products and chemicals carried;
•	changes in oil production and refining capacity resulting in shifts in trade flows for oil products;
•	oil prices;
•	the distance oil petroleum products and chemicals are to be moved by sea;
•	any restrictions on crude oil production imposed by OPEC and non-OPEC oil producing countries;
•
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

•	increases in the production of oil in Venezuela and other oil producing countries or areas;
•	worldwide and regional availability of refining capacity and inventories;
•	environmental and other legal and regulatory developments;
•	economic slowdowns caused by public health events or inflationary pressures and resultant governmental responses;
•	currency exchange rates;
•	weather, natural disasters and other acts of God;
•	increased use of renewable and alternative sources of energy;
•	competition from alternative sources of energy, other shipping companies and other modes of transportation; and
•
international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the wars between Russia and Ukraine and between Israel and Hamas; war between Israel and Iran and between the United States and Iran; the Houthi crisis in and around the Red Sea, ongoing political, economic, and social instability in Venezuela and Iran and potential tensions between the U.S. and Greenland, Denmark or Venezuela.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;
•	current and expected newbuilding orders for vessels;
•	the scrapping rate of older vessels;
•	the availability of financing for new or secondhand tankers;
•	the price of steel;
•	speed of vessel operation;
•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying up of vessels;
•	the price of steel and vessel equipment;
•	technological advances in the design, capacity propulsion technology, and fuel consumption efficiency of vessels;
•	potential conversion of vessels for alternative use;
•	changes in environmental and other regulations that may limit the useful lives of vessels;
•	port or canal congestion;
•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
•	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;
•
the number of vessels that are out of service at a given time, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire, including those that are in dry-dock for the purpose of installing exhaust gas cleaning systems, known as scrubbers; and

•	changes in global petroleum production.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Market conditions have been volatile in recent years and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

The current state of the world financial market and current economic conditions could have a material adverse impact on our results of operations, financial condition and cash flows.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our vessels. In addition, the cost for crew members, oils and bunkers and other supplies may increase. Furthermore, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends.

The world economy continues to face a number of challenges, including the wars between Ukraine and Russia, and Israel and Hamas; political, economic, and social instability in Venezuela and the U.S. responses thereto—including vessel seizures and military and political intervention; war between the United States and Iran, and Israel and Iran and tensions in and around the Red Sea and Russia and North Atlantic Treaty Organization (“NATO”) country tensions; China and Taiwan disputes; United States and China trade relations; instability between Iran and the West; hostilities between the United States and North Korea, Venezuela, Greenland and Denmark; political unrest and conflict in the Middle East, the South China Sea region and other geographic countries and areas; terrorist or other attacks (including threats thereof) around the world; war (or threatened war) or international hostilities; epidemics or pandemics; and banking crises or failures. See also “—Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases and the related governmental responses thereto.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in and around the Red Sea and their impact on the world economy is uncertain. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. In July 2025, the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union (“EU”), member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The withdrawal of the UK from the European Union (“Brexit”), further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, operating results, cash flows and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product (“GDP”), which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. China claims that its GDP growth rate for each of the years ended December 31, 2024 and 2025 was approximately 5.0%. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows and financial condition.

Furthermore, governments have and may continue to turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented a temporary, 150-day, 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, cash flows and financial condition. See also “—Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.”

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

Global public health threats, such as outbreaks of highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world in which we operate, including China, could disrupt global financial markets and economic conditions and adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.

For example, the outbreak of COVID-19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines and other emergency public health measures. Although the incidence and severity of COVID-19 and its variants have diminished over time, similar restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from, ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

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

Dislocations in the supply of and demand for tankers as a result of the war in Ukraine and sanctions on Russian exports have resulted in greatly increased volatility in tanker asset prices. Furthermore, the war between Israel and Hamas, the war between the United States and Iran and the Houthi rebel attacks on shipping in the Red Sea have an uncertain impact on the supply and demand for tankers. If we sell any of our vessels, or any vessel we may acquire, at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment. If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value less costs to sell in our financial statements and incur a loss and a reduction in earnings even if we do not immediately sell the vessel. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates—Impairment of Vessels.”

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

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in asset prices and charter rates. The impact of the sanctions on Russian exports of crude oil and petroleum products is uncertain and has generated increased volatility in the supply of tankers available for worldwide trade. As of March 27, 2026, newbuilding orders have been placed for an aggregate of approximately 19.8% of the existing global tanker fleet, with the bulk of deliveries expected during 2027.

An over-supply of oil tankers would increase the oil tanker charter hire rate volatility and we may not be able to find profitable charters for our vessels, or vessels we may acquire, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and our ability to pay dividends.

Volatility of SOFR could affect our profitability, earnings and cash flows.

The majority of our financing agreements are based on the Secured Overnight Financing Rate (“SOFR”), in line with current market practice in our industry.

An increase in SOFR, including as a result of interest rate increases that could be effected by the United States Federal Reserve in response to rising inflation, would affect the amount of interest payable under our existing financing agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to other alternative reference rates in the future could have a material adverse effect on us.

In order to manage any future exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix any floating rate debt obligations. However, no assurance can be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our financing agreements that require maintenance of certain financial positions and ratios.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels will operate or are registered, which can significantly affect the operation of our vessels. These regulations include, but are not limited to the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended (“MARPOL”), including the designation of Emission Control Areas (“ECAs”), thereunder, the International Convention on Load Lines of 1966 (the “LL Convention”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”), the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”), the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), the U.S. Oil Pollution Act of 1990 (“OPA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the U.S. Clean Water Act (the “CWA”), the U.S. Clean Air Act (including its amendments of 1977 and 1990, the “CAA”), the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the “IMO”) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, taxonomy of ‘green’ economic activities, increased efficiency standards and incentives or mandates for renewable energy.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships to reduce greenhouse gas (“GHG”) emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions. In April 2025, the IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the IMO’s Marine Environmental Protection Committee (the “MEPC”) agreed to adjourn the meeting on adoption until October 2026.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of a supply network and high costs involved in this process. While currently all of our vessels have scrubbers installed, costs of compliance with these regulatory changes for any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Additional greenhouse regulations may result in increased implementation and compliance costs and expenses, such as:

•
IMO Data Collection System (DCS): Since 2019, the IMO data collection system (the “IMO DCS”) requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. This IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and offshore installations. Data is reported annually to the flag state, which is used to calculating a ship’s operational carbon intensity indicator (“CII”).

•
Amendments to MARPOL Annex VI: Beginning in January 2023, Annex VI imposed reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index (“EEXI”), and CII framework, which amendments became effective on May 1, 2024. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024. A review of the effectiveness of these measures is to be completed by January 1, 2026, which may result in further amendments.

•
Net zero greenhouse emissions in the EU by 2050: In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched “Fit for 55” to support the climate policy agenda. Since January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

In addition, although the emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels and operating and maintaining our existing tanker vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Furthermore, on January 1, 2024 the EU Emissions Trading Scheme (the “ETS”), for ships sailing into and out of EU ports came into effect, and the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) came into effect on January 1, 2025. The ETS is being rolled out gradually: 40% of allowances had to be surrendered in 2025 for the year 2024; 70% of allowances will have to be surrendered in 2026 for the year 2025 and 100% of allowances will have to be surrendered in 2027 for the year 2026. The compliance deadline is September 30 of each year. Compliance is on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under the ETS and the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS captures 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances must be auctioned and there is no free allocation. 78.4 million emissions allowances were allocated specifically to maritime. In order to continue to manage the administrative aspects of EU ETS compliance, we have made significant investments in new systems, including personnel, data management, cost recovery mechanisms and revised service agreement terms and transparent emissions reporting procedures. However, the costs of future compliance and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

Additionally, on July 25, 2023, the European Council of the European Union adopted FuelEU under the FuelEU Initiative of its “Fit for 55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that, from January 1, 2025, the greenhouse gas intensity of fuel used by covered vessels is reduced by 2%, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. By June 30, 2026, a FuelEU Document of Compliance is required to be kept on board a vessel to show compliance. Both the ETS and FuelEU schemes have significant impacts on the management of vessels calling to EU ports, by increasing the complexity and monitoring of, and the costs associated with the operation of vessels and by affecting the relationships with our time charterers.

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

The International Energy Agency (the “IEA”) noted in its Global EV Outlook 2025 that a total of 25% of all new cars sold are expected to be electric in 2025, up from 18% in 2024. Electric car sales in 2024 were over 117 million worldwide, up from 13.5 million in 2023. Under the IEA Stated Policies Scenario, the global outlook for the share of electric car sales based on existing policies and firm objectives has increased to 50% in 2035. The IEA has stated that oil demand is projected to peak around 2030 before gradually declining. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, North Korea and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, and are frequently updated or changed.

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies.

Additionally, the U.S. Iran Threat Reduction Act amended the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in certain activities prohibited by sanctions against Iran or transactions or dealings with certain identified persons. We are subject to this disclosure requirement.

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

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. If a charterer violates sanctions, it is possible that our ship or the ship owner may become sanctioned, in which case it would be difficult or impossible for us to trade it or utilize international banking systems, which would adversely affect our business, financial condition, and ability to continue our business and pay dividends. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.

In 2025, the United States Trade Representative (the “USTR”) put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally includes a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets comprised of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee relevant to our vessels generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for vessels with capacity of 55,000 dwt or less, vessels arriving to the US empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

The actual implementation of this action remains uncertain. Specifics, such as applicability to sale and leaseback (“SLB”) arrangements with Chinese leasing financiers, have not been clarified. Of the four tanker vessels we operate, neither was constructed in China. However, we currently own the shares of the Tanker SPVs (defined below) that have entered into shipbuilding contracts, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of nine 47,499 dwt MR chemical/product oil tankers scheduled for delivery during 2028 and 2029. The Newbuilding Tankers’ capacity will be less than 55,000 dwt and therefore meet the current exception to the relative fee. The Tanker SPVs have entered into sale and leaseback financing agreements with two major Chinese leasing companies. All our tanker vessels, including the Newbuilding Tankers are subject to SLB arrangements with China-based lessors. In an SLB, the lessor is the registered owner of the vessel. It is currently unclear whether the vessels would be subject to fees on Chinese owners due to the SLB arrangements.

In response to the USTR action, on October 10, 2025, China announced retaliatory port fees, effective October 14, 2025, applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. There is significant uncertainty as to the scope of applicability of these new port fees and how they will be implemented. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period, scheduled for November 10, 2026.

Further retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry. In addition to direct port fee increases, other retaliatory actions by China or other countries could indirectly impact port-related costs, disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. or Chinese ports could materially increase.

Even though port fees are typically borne by the charterer, if port fees are assessed due to our or the lessor’s ownership of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States and our business, operating results, cash flows, financial conditions and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels or other vessels we may acquire are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the wars, between Ukraine and Russia, between Israel and Hamas, Hezbollah and Iran between the United States and Iran, and between Russia and NATO, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, Greenland, Denmark or Venezuela, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets, international commerce and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The United States, the United Kingdom, and the European Union, among other countries, have implemented unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquified natural gas, and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows. Moreover, we will be subject to additional insurance premia in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

On January 3, 2026, the U.S. military captured Venezuelan president Nicolás Maduro in a special military operation and replaced him with Venezuela’s vice president, Delcy Rodríguez. Under interim president Rodríguez’s administration, new sweeping legislation has granted foreign oil companies greater operational control over oil production ventures, reduced the royalties and taxes that they pay to Venezuela’s government, and allowed companies to resolve disputes in international venues rather than in Venezuela’s legal system. Additionally, beginning in December 2025, the U.S. has carried out an on-going campaign of seizing and taking control of Venezuelan-linked oil tankers. It remains uncertain what the geopolitical and economic impacts of U.S. measures to control the production, refining, and global distribution of Venezuela’s oil products will be. Further, the future extent of the U.S. involvement in Venezuela’s government and oil industry is unclear. While we are monitoring these developments closely, these circumstances lead to increased uncertainties, the effects of which on our operations and financial conditions, as well as global oil supply and demand, are difficult if not impossible to predict.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other NATO countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the shipping industry, including ours, and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows.

The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries have also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap, but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Furthermore, the intensity and duration of the war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas. An increasing number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays. For vessels transiting the region, war risk premia have increased substantially, and should these attacks continue, we could similarly experience a significant increase in our insurance costs and we may not be adequately insured to cover losses from these incidents, however since currently all our vessels are on time charters these increased war premia, if any, will be paid by our charterers. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial conditions, operating results, and cash flows.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. One of our vessels, the M/T Legio X Equestris, chartered to Trafigura, is currently operating within the Persian Gulf. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean, and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incident of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Gulf of Guinea, and the Strait of Malacca, and there has been a recent resurgence of such incidents in the Gulf of Aden. Acts of piracy could result in harm or danger to the crews that man our vessels and other vessels we may acquire. Additionally, if piracy attacks occur in regions in which our vessels and other vessels we may acquire are deployed that are characterized as “war risk” zones by insurers or if our vessels and other vessels we may acquire are deployed in Joint War Committee “war and strikes” listed areas, premia payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs, including costs that may be incurred to employ onboard armed security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention or hijacking as a result of an act of piracy against our vessels and other vessels we may acquire, or an increase in cost or unavailability of insurance for our vessels and other vessels we may acquire could have a material adverse impact on our business, financial condition, and operating results.

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

The efficient operation of our business is dependent on computer hardware and software systems both onboard our vessels and at our onshore offices. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Although prior cybersecurity incidents have not had a material adverse impact on our operations or financial performance, there can be no assurance that we will be successful in preventing future cybersecurity incidents or in mitigating their effects. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

The SEC requires the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to make the required disclosure could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

RISKS RELATED TO OUR COMPANY

Our financing arrangements contain restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.

Our financing arrangements in the form of a bank loan for M/Y Para Bellvm and the bareboat charters in connection with the SLBs of our tanker fleet, including the SLBs for the financing of the Newbuilding Tankers, contain, and any future financing arrangements we may enter into are expected to contain, customary covenants, events of default and termination event clauses, including cross-default provisions and restrictive covenants and performance requirements that may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, pay dividends, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could also limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

Our financing facilities require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses and other representations, including the following:

●	maintain a consolidated leverage ratio of not more than, in respect of the SLBs of M/Ts Julius Caesar, Legio X Equestris, Eco Oceano CA and Eco Marina Del Ray, 85%;

●
maintain minimum free liquidity of, in respect of the SLBs for M/Ts Julius Caesar and Legio X Equestris, $0.55 million, in respect of M/T Eco Oceano CA, $0.4 and, in respect of M/T Eco Marina Del Ray, $0.35 million; and

●	assure no change of control of the company takes place, except with the relevant lessor’s prior written consent.

●
The bank loan for M/Y Para Bellvm contains (i) an asset cover ratio of 167% up to August 2025, 182% from August 2025 to August 2027 and 200% from August 2027 onwards, (ii) a Debt Servicing Coverage Ratio that should not be less than 1.20:1, where “Debt Service” is defined as the aggregate of interest and repayment relating to the HSBC Facility and “Debt Servicing Coverage Ratio” means the ratio of EBITDA of the Company to Debt Service. (iii) minimum free liquidity of three months interest service.

As of December 31, 2025, we are in compliance with all covenants in our financing facilities.

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

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2025, we had a total indebtedness of $218.5 million, excluding deferred finance fees.Our current or future debt could have other significant consequences on our operations. For example, it could:

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

Furthermore, our current or future interest expense will increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our current or future debt, sell assets, borrow more money or sell more securities, and we cannot guarantee that the resulting proceeds therefrom, if any, will be sufficient to meet our ongoing capital and operating needs. Because interest paid on loans is generally a margin plus a reference rate, such as SOFR, that is subject to change, our actual interest costs would increase as the reference rate increases. During an inflationary period, such as one we are currently experiencing, the SOFR or similar reference rate could generally be increased, thus costing us more money to service our debt obligations and reducing our results of operations and cash flow. Any event of default under a financing agreement pursuant to which we have granted security could permit the relevant financier to exercise its rights as a secured lender and take the relevant collateral, which may include our vessels.

Delays or defaults by the shipyards in the construction of any newbuildings could increase our expenses and diminish our net income and cash flows.

As of the date of this Annual Report, we have entered into the Tanker SPA (defined below) and acquired shipbuilding contracts for the purchase of nine 47,499 dwt MR chemical/product oil tankers.  We may enter into additional contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

Our President, Chief Executive Officer and Director has significant influence over us, and a trust established for the benefit of his family may be deemed to beneficially own, directly or indirectly, 100% of our Series D Preferred Shares, and thereby to control the outcome of matters on which our shareholders are entitled to vote.

As of the date of this Annual Report, Lax Trust, which is an irrevocable trust established for the benefit of certain family members of our President, Chief Executive Officer and Director, Mr. Evangelos J. Pistiolis, may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding shares of our Series D Preferred Shares. Each Series D Preferred Share carries 1,000 votes. Central Mare Inc., a Company affiliated with the family of Mr. Evangelos J. Pistiolis, may be deemed to beneficially own all of the 14,000 Series G Preferred Shares. 3 Sororibus Trust, an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis, may be deemed to beneficially own 2,930,718 of our common shares, and Mr. Pistiolis may be deemed to beneficially own 440,711 common shares.

Based on the Lax Trust’s beneficial ownership of 100% of our Series D Preferred Shares and Central Mare’s beneficial ownership of 100% of our Series G Preferred Shares as of the date of this Annual Report, and the beneficial ownership of common shares by 3 Sororibus Trust, Mr. Evangelos J. Pistiolis and the Lax Trust may be deemed to beneficially own 83.73% of our total voting power, and the Lax Trust together with Central Mare, the 3 Sororibus Trust and Mr. Evangelos J. Pistiolis may be deemed to beneficially own 98.28% of our total voting power, and therefore to control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust, 3 Sororibus Trust, the family of Mr. Evangelos J. Pistiolis and Mr. Evangelos J.  Pistiolis may be different from your interests.

We have been subject to litigation in the past and we may be subject to similar or other litigation in the future.

We and certain of our current executive officers were defendants in purported class-action lawsuits in the U.S. District Court for the Eastern District of New York, brought on behalf of our shareholders. The lawsuits alleged violations of Sections 9, 10(b), 20(a) and/or 20A of the Exchange Act and Rule 10b-5 promulgated thereunder. These lawsuits were resolved in our favor in 2020.

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

As of the date of this Annual Report our operating fleet consists of four tankers and one megayacht. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

As of the date of this Annual Report, our operating fleet consists of one 50,000 dwt MR product tanker, one 157,000 dwt Suezmax crude oil tanker and two 300,000 dwt Very Large Crude Carriers (“VLCCs”) as well as one megayacht with a length of 47 meters and a gross tonnage of 499 tons. Our MR product tanker is M/T Eco Marina Del Rey and our Suezmax tanker is M/T Eco Oceano CA. Our VLCC fleet consists of M/T Julius Caesar and M/T Legio X Equestris. Our megayacht is M/Y Para Bellvm. Furthermore, we have a 50% interest in M/T Eco Yosemite Park and M/T Eco Joshua Park, two 50,000 dwt product tankers. In addition we have acquired the Newbuilding Tankers. If these vessels are unable to generate revenue as a result of off hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

During 2025, 94.6% of our revenues derived from four charterers, Clearlake Shipping Pte. Ltd. (“Clearlake”), Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”), Central Tankers Chartering Inc. (“Central Tankers Chartering”) and Weco Tankers A/S (“Weco Tankers”). Such agreements subject us to counterparty risks. The ability of such charterers to perform their obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities, and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

New lines of business may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. For instance, in November 2025, we entered into a letter of intent for the potential acquisition of certain residential real estate assets in Dubai from a company affiliated with Mr. Evangelos J. Pistiolis, the Company’s President and Chief Executive Officer (the Real Estate LOI”). Under the Real Estate LOI, TOP Ships has been granted an exclusive right, until May 31, 2026, and an option to acquire all or a portion of a portfolio of assets with an estimated aggregate market value in excess of $200 million. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are competitive or speculative. In developing and marketing new lines of business, we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business may not be achieved and price and profitability targets may not prove feasible. New regulatory and compliance regimes may be found to apply to new lines of business, and we may not be in compliance. Furthermore, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new lines of business. External factors, such as competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business. Failure to successfully manage these risks in the development and implementation of new lines of business could have a material adverse effect on our business, financial condition and results of operations.

As a potential owner of real estate, we may be subject to the risks inherent in the ownership and operation of real estate and the construction and development of real estate.

We may be subject to the risks inherent in real estate-related businesses and assets. Such investments are subject to the potential for deterioration of real estate fundamentals and the risk of adverse changes in local market and economic conditions, which may include changes in supply of and demand for competing properties in an area, changes in interest rates and related increases in borrowing costs, changes in the financial resources of tenants, defaults by borrowers or tenants and the lack of availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable. In addition, investments in real estate and real estate-related businesses and assets may be subject to the risk of environmental liabilities, contingent liabilities upon disposition of assets, casualty or condemnations losses, energy supply shortages, natural disasters, climate-related risks (including transition risks and acute and chronic physical risks), acts of God, terrorist attacks, war, pandemics or other public health events (such as epidemics and pandemics), and other events that are beyond our control, and various uninsured or uninsurable risks. Further, investments in real estate and real estate-related businesses and assets are subject to changes in law and regulation, including in respect of building and environmental laws and other regulations impacting residential real estate investments and changes to tax laws and regulations, including real property and income tax rates and the taxation of business entities and the deductibility of corporate interest expense. In addition, if we acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, we will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals, the cost and timely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Further, ownership of real estate may increase our risk of direct and/or indirect liability under environmental laws that impose, regardless of fault, joint and several liability for the cost of remediating contamination and compensation for damages. In addition, changes in environmental laws or regulations or the environmental condition of real estate may create liabilities that did not exist at the time we became the owner of such real estate. Even in cases where we are indemnified against certain liabilities arising out of violations of laws and regulations, including environmental laws and regulations, there can be no assurance as to the financial viability of a third party to satisfy such indemnities or our ability to achieve enforcement of such indemnities.

Incidents concerning our yacht, future guests or the yachting industry may negatively impact the satisfaction of our future guests and crew and lead to reputational damage.

Our yachting operations will involve the risk of incidents and media coverage thereof. Such incidents include, but are not limited to, the improper operation or maintenance of yachts; guest and crew illnesses; mechanical failures, fires and collisions; repair delays, groundings and navigational errors; oil spills and other maritime and environmental issues as well as other incidents at sea, while in port or on land, which may in the future generate negative publicity or cause voyage disruptions or changes in itineraries, guest and crew discomfort, injury, or death. In addition, these and any other events that impact the travel industry more generally may negatively impact the future results of operations, financial condition and cash flows of our yachting business.

Our ability to obtain additional debt financing may be dependent on our ability to charter our vessels, the performance of our charters and the creditworthiness of our charterers.

Our inability to re-charter our operating or newbuilding vessels, or vessels we may build or acquire, and the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or maintain our existing fleet or may significantly increase our costs of obtaining such capital. Our inability to obtain financing, or receiving financing at a higher than anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc. (“Central Mare”) a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, and we have entered into agreements with Central Mare for the compensation of Mr. Evangelos J. Pistiolis, our Chief Executive Officer and Alexandros Tsirikos, our Chief Financial Officer and Director. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels and all other vessels we may acquire. If not resolved in a timely and cost-effective manner, industrial actions or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

Fuel is a significant expense if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the short-term or spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. We estimate that each of our vessels has a useful life of up to 25 years from the date of its initial delivery from the shipyard with the exception of  mega yachts for which the estimated useful life is 30 years. In case we acquire secondhand vessels, they are depreciated from the date of their acquisition through their remaining estimated useful life. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels, or vessels we may acquire, to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, and financial condition will be materially and adversely affected.

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

In April 2025, we took delivery of a megayacht. We believe market conditions are favorable for investments in this sector and are evaluating additional similar investment opportunities, however, there can be no assurance that  we will successfully identify any similar opportunities in the future. The M/Y Para Bellvm and any megayacht we acquire is expected to be employed on short-term charters. Management services, including, commercial and technical management for M/Y Para Bellvm are provided by CSI and we expect that such services, for any yacht we acquire will be also provided by CSI. Our management team and CSI has limited experience in the megayacht sector. We believe that the experience of our management and CSI in the ownership and operation of tanker and other vessels provides relevant expertise and qualifications in the evaluation of megayacht acquisition opportunities and in the operation of megayachts.

We may not have adequate insurance to compensate us if we lose any vessels that we acquire.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, fire, human error, war, terrorism, piracy, loss of life, contact with floating objects, property loss, cargo loss or damage and business interruptions due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps.

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

Increasing regulation as well as scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
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

On March 6, 2024, the SEC had adopted final rules to enhance and standardize climate-related and ESG-related disclosures by public companies and in public offerings. The final rules would have added extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. Specifically, the rules would have required the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. The rules were challenged in federal court before they became effective and ultimately the SEC withdrew them in June 2025. While the current SEC leadership was determined to withdraw these rules, the SEC could again change its policy priorities, under a future presidential administration or otherwise, and may propose similar rules in the future, in which case the costs of compliance with such new rules could be significant and could have a material adverse effect on our future performance, operating results, cash flows and financial position.

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

Additionally, different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG matters may be perceived negatively by at least some stakeholders and adversely impact our reputation and business.

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

A foreign corporation will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute “passive income” for this purpose. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We believe that we were not a PFIC for our 2025 taxable year and do not expect to be treated as a PFIC in subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets. There is substantial legal authority supporting this position including case law and United States Internal Revenue Service (“IRS”) pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations if we were treated as a PFIC. Under the PFIC rules, unless those shareholders make an election available under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (which election could itself have adverse consequences for such shareholders, as discussed below under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders—The QEF Election”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may be subject to U.S. federal income tax on our U.S. source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income, and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

We intend to take the position that we qualified for the exemption from the 4% tax under Section 883 of the Code for our 2025 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for 2026 or any future taxable year.

Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), could result in fines, criminal penalties, and an adverse effect on our business.

We operate throughout the world, including countries known to have a reputation for corruption.  We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA.  Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition.  In addition, actual or alleged violations could damage our reputation and ability to do business.  Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation (“GDPR”), may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, and results of operations.

We are a “foreign private issuer,” which could make our Common Shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers, of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from certain provisions of the rules of Section 16 of the Exchange Act regarding sales of Common Shares by insiders means that you may have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company and will continue to be available to us even if we no longer qualify as an emerging growth company but remain a foreign private issuer. These factors could make our Common Shares less attractive to some investors or otherwise harm our stock price.

On June 4, 2025, the SEC issued a concept release seeking public comment on whether to amend the current eligibility criteria for foreign private issuer status under the U.S. securities laws to better balance investor protection and capital formation. This marks the first comprehensive review of the FPI regulatory framework since 2008 and signals a potential material shift in the FPI regulatory framework. While no rule changes have been proposed yet, any future amendments could impact our eligibility to qualify as a foreign private issuer.

We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good or required governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

RISKS RELATED TO OUR COMMON SHARES

The market price and trading volume of our common shares may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 until April 2024 on the Nasdaq Capital Market (“Nasdaq”) followed by trading on the NYSE American LLC (the “NYSE American”), commencing in April 2024.

The market price of our common shares is affected by a variety of factors, including:

•	fluctuations in interest rates;
•	fluctuations in the availability or the price of oil and chemicals;
•	fluctuations in foreign currency exchange rates;
•	announcements by us or our competitors;
•	changes in our relationships with customers or suppliers;
•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;
•	changes in United States or foreign tax laws;
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the wars in Ukraine and Iran and instability in Venezuela.
•	actual or anticipated fluctuations in our operating results from period to period;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	market conditions in the shipping industry and the general state of the securities markets;
•	business interruptions caused by the outbreak of epidemic and pandemic disease or the wars in Ukraine and Iran;
•	mergers and strategic alliances in the shipping industry;
•	changes in government regulation;
•	a general or industry-specific decline in the demand for, and price of, shares of our common shares resulting from capital market conditions independent of our operating performance;
•	the loss of any of our key management personnel;
•	our failure to successfully implement our business plan;
•	issuance of shares; and
•	stock splits / reverse stock splits.

In addition, over the last few years, the stock market has experienced price and volume fluctuations, including due to factors relating to the outbreak of COVID-19 and the wars in Ukraine and Iran, and this volatility has sometimes been unrelated to the operating performance of particular companies. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects. During 2025, the closing price of our common shares experienced a high of $8.66 in June 13, 2025 and a low of $4.51 in December 31, 2025. This market and share price volatility relating to general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

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

Our common shares currently trade on the NYSE American. We cannot assure you that an active and liquid public market for our common shares will continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. The price of our common shares may be volatile and may fluctuate due to factors such as:

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

The NYSE American may delist our common shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

Our common shares are listed on the NYSE American. In order to maintain our listing, we must generally maintain certain share price, financial and share distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the NYSE American’s listing requirements; if an issuer’s common stock sells at what the NYSE American considers a “low selling price” for a substantial period of time; or if any other event occurs or any condition exists which makes continued listing on the NYSE American, in its opinion, inadvisable. It is possible that we could fail to satisfy one or more of these requirements. We may receive notices from the NYSE American that we have failed to meet its requirements, and proceedings to delist our shares could be commenced. For example, during the period that our common shares traded on Nasdaq, most recently on April 21, 2023, we received written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rules. On some occasions we were able to regain compliance within the grace period prescribed by Nasdaq pursuant to a reverse stock split. For example, on September 29, 2023, we effectuated a 12-to-1 reverse stock split in order to regain compliance with Nasdaq Listing Rule 5450(a)(1), which we obtained on October 16, 2023. For more information, please see “Item 4. Information on the Company—A. History and Development of the Company.”

A decline in the closing price of our common shares on the NYSE American could result in suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors and constitute a breach under certain of our credit agreements as well as constitute an event of default under certain classes of our preferred stock and would cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.

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

We have already sold large quantities of our common shares and securities convertible into common shares, pursuant to previous public and private offerings of our equity and equity-linked securities. We currently have an effective registration statement on Form F-3 (333-290238), for the registered sale of $200 million of our securities of which we have sold $4.0 million.

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

Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions or any future equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

Further, as contemplated by the Tanker SPA (defined below), we have issued 14,000 Series G Preferred Shares to Central Mare, that as of March 31, 2026, are convertible into 5,537,975 common shares, as may be further adjusted. Under certain circumstances, Central Mare can also demand the current outstanding consideration of $19.6 million to be settled in Series G Preferred Shares. The Series G Preferred Shares are convertible into our common shares, at our option. As of the date of this Annual Report, there are 14,000 Series G Preferred Shares outstanding. For a description of the Series G Preferred Shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Series G Perpetual Convertible Preferred Shares.”

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

Issuance of preferred shares with voting or conversion rights may adversely affect the voting power of our common shareholders, have a dilutive effect on them and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Our Third Amended and Restated Articles of Incorporation currently authorizes our Board of Directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders’ approval. Our outstanding Series D Preferred Shares have voting rights superior to those of the common shares and, as contemplated by the Tanker SPA (defined below), we have issued 14,000 Series G Preferred Shares to Central Mare and we may be required to issue additional Series G Preferred Shares, which have voting rights superior to those of the common shares and are convertible into common shares at our option. The issuance of preferred shares with voting and conversion rights adversely affects the voting power of the holders of common shares and may have a dilutive effect on common shareholders. Further, the issuance of preferred shares with superior voting rights may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and our shareholders’ ability to realize any potential change of control premium.

Future issuance of common shares may trigger anti-dilution provisions in our Series G Preferred Shares and affect the interests of our common shareholders.

The Series G Preferred Shares contain anti-dilution provisions that can be triggered by securities we may issue, including common shares, convertible preferred shares, and warrants, depending on the offering price of equity issuances, the conversion price or formula of convertible shares or the exercise price or formula of warrants. Any issuance below the then applicable conversion price of the Series G Preferred Shares, could result in an adjustment downward of the Series G Preferred Shares conversion price and an increase in the number of common shares each Series G Share is converted into. These adjustments could affect the interests of our common shareholders and the trading price for our common shares. Furthermore the Series G Preferred Shares holders have the option to replace the fixed conversion price with a variable conversion price, namely 80% of the lowest daily Volume-Weighted Average Price (“VWAP”) of our common shares over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice (but in no event can this variable conversion price be less than $0.60 (“Floor Price”)) and purchase such proportionate number of shares based on the variable conversion price in effect on the date of conversion. If using the variable conversion price of the Series G Preferred Shares, as of March 31, 2026, the Series G Preferred Shares have a conversion price of $2.53 and are convertible into 5,537,975 common shares, as may be further adjusted. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the then current conversion price of the Series G Preferred Shares would result in similar adjustments.”

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Third Amended and Restated Articles of Incorporation, as amended, our By-laws, and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

As a Marshall Islands corporation with principal executive offices in Greece and subsidiaries in the Marshall Islands and other offshore jurisdictions, our operations may be subject to economic substance requirements.

The Council of the European Union (the “Council”) routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In February 2023, the Republic of the Marshall Islands, among other countries, was placed by the EU on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirements, and was subsequently removed from such list in October 2023. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes and non-deductibility of costs, and although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Those regulations require certain entities that are not otherwise tax resident elsewhere that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters), and (iii) having regard to the level of relevant activity carried out in the Marshall Islands, has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under these regulations or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials or, with respect to the Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity or struck from the register of companies in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

We do not know what actions the Marshall Islands may take, if any, to remove itself from the list of “non-cooperative jurisdictions” if it should be placed back on the list, how quickly the EU would react to any changes in regulations of the Marshall Islands; or how EU banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of the Marshall Islands during a period if the Marshall Islands is again placed on the list of “non-cooperative jurisdictions.” The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation or regulations adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

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

These provisions include:

•
authorizing our Board of Directors to issue “blank check” preferred stock without stockholder approval, including preferred shares with superior voting rights, such as the Series D Preferred Shares and the Series G Preferred Shares;

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

Our executive management team, provided by Central Mare, consists of Evangelos J. Pistiolis, our Chief Executive Officer and Alexandros Tsirikos, our Chief Financial Officer and Director. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of any vessels we may acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party affiliated with the family of Mr. Evangelos J. Pistiolis. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet as well as for all accounting and reporting functions and the loss of our Fleet Manager’s services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

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

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed TOP Ships Inc. Our common shares are currently listed on the NYSE American under the symbol “TOPS.” The current address of our principal executive office is 20 Iouliou Kaisara Str, 19002 Paiania, Athens, Greece. The telephone number of our registered office is +30 210 812 8107. The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically at http://www.sec.gov. Our website is https://www.topships.org. The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this Annual Report.

On January 13, 2023, March 6, 2023 and April 19, 2023, we redeemed 1,000,000, 1,016,667 and 174,454 of our Series F Non-Convertible Perpetual Preferred Shares (“Series F Preferred Shares”) for an aggregate amount of approximately $12.0 million, $12.2 million and $2.1 million, payable in cash respectively.

On February 14, 2023, we entered into a securities purchase agreement with several institutional investors to purchase approximately $13.6 million of our units in a registered direct offering at a price of $16.20 per unit. Each unit consisted of one common share and warrants to purchase one common share (the “February 2023 Warrants”). The February 2023 Warrants were immediately exercisable, will expire five years from the date of issuance and have an exercise price of $16.20 per common share, subject to adjustment. Additionally, pursuant to the terms of our Class C Common Stock Purchase Warrants (“Class C Warrants”) issued to investors on December 6, 2022, we agreed to reduce the exercise price per common share under the Class C Warrants to $16.20 per common share from an original exercise price of $24.00 per common share. The offering closed on February 16, 2023.

On March 1, 2023, we announced that for the period commencing from March 1, 2023 to December 31, 2023 we would not conduct any new equity offerings, public or private, conduct any reverse stock splits (except to the extent our Board of Directors deemed advisable for the sole purpose of remaining compliant with Nasdaq continued listing requirements), pay any bonuses to our executive management and that neither the CEO nor his affiliates would sell any common shares.

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

On January 16 and January 23, 2024, we exercised our purchase options under the CMBFL SLB and took full ownership of M/Ts Julius Caesar and Legio X Equestris for $48.6 million and $49.3 million, respectively. Following the purchase of the vessels that was funded with cash and a short-term revolving bridge loan from HSBC (the “HSBC Bridge”), on January 18 and January 25, 2024 we concluded SLBs (the “New CMBFL SLBs”) for the financing of M/Ts Julius Caesar and Legio X Equestris, respectively, from the same institution China Merchants Bank Financial Leasing Co. Ltd. (“CMBFL”). The consideration from the New CMBFL SLBs amounted to $125 million ($62.5 million per vessel). For more information, see “Item 18. Financial Statements—Note 7—Debt.”

On February 6, 2024, we redeemed 3,659,627 of our Series F Preferred Shares (representing all of our outstanding Series F Preferred Shares) for an aggregate amount of approximately $43.9 million, payable in cash. As of the date hereof, no Series F Preferred Shares remain outstanding.

On April 24, 2024, we transferred the listing of our common shares from Nasdaq to the NYSE American.

On May 1, 2024, we consummated an SLB with CMBFL, for our vessel M/T Eco Marina Del Rey. Following the sale, we have bareboat chartered back the vessel for a period of seven years. For more information, see “Item 18. Financial Statements—Note 7—Debt.”

On May 24, 2024, we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, under which we may offer and sell, from time to time through Maxim Group LLC, up to $5.8 million of our common shares, par value $0.01 per share. As of the date of this report, we have sold 804,322 common shares under the Equity Distribution Agreement.

On July 12, 2024, we entered into a share purchase agreement (the “Para Bellvm SPA”) with an affiliate of Mr. Evangelos J. Pistiolis for the purchase of the shares of the ship owning company that owns 100% of the megayacht M/Y Para Bellvm for a consideration of $20.0 million (the “Para Bellvm Consideration”). The M/Y Para Bellvm was delivered to us on April 11, 2025.

On April 11, 2025, we entered into a share purchase agreement (the “New Yacht SPA”) for the purchase of 100% of the ship owning company that has entered into a shipbuilding contract for the newbuilding megayacht M/Y Sanlorenzo “1150Exp,” Roman Explorer Inc., a Marshall Islands corporation (“Roman Explorer”),  with expected delivery in the second quarter of 2027 (the “Newbuilding Yacht”), for a consideration of $27.0 million (the “New Yacht Consideration”). On the Closing Date, we settled $9.3 million of the New Yacht Consideration by netting-off the New Yacht LOI Advance (as defined below) and paying $5.3 million to Mr. Evangelos J. Pistiolis. As of November 13, 2025 we had settled the remaining amount of the New Yacht Consideration. See “Item 7. Major shareholders and related party transactions — B. Related Party Transactions.”

On October 9, 2024 and January 23, 2025, our board of directors granted to our Chief Executive Officer a bonus of $4.0 and $2.0 million respectively, as incentive compensation for the year ended December 31, 2024, of which $4.0 million were settled in October 2024 and $2.0 million were settled in January 2025.

On June 4, 2025, Rubico filed a Registration Statement on Form 20-F (the “Registration Statement”) with the SEC in connection with its potential spin-off from us (the “Spin-Off”). The Registration Statement was declared effective by the SEC on June 23, 2025. On June 23, 2025, Rubico’s application to list its common shares on the Nasdaq Capital Market was approved. To effect the Spin-Off, we contributed the vessel-owning subsidiary Athenean Empire Inc. (the “Athenean Empire Predecessor”), owner of M/T Eco Malibu, and the vessel-owning subsidiary Roman Empire Inc. (“Roman Empire Predecessor”), owner of the M/T Eco West Coast, to Rubico, in connection with the distribution of all of Rubico’s issued and outstanding common shares, par value $0.01 (including the related preferred stock purchase rights), to our shareholders and certain warrant holders. Our common shareholders (and warrant holders on an as-exercised basis) received one Rubico common share for every two of our common shares held at the close of business on June 16, 2025. See “Item 7. Major shareholders and related party transactions — B. Related Party Transactions.”

On August 1, 2025, we entered into four SLBs with China Huarong Shipping Financial Leasing Co Ltd.  (“Huarong”), for the refinancing of the M/T Julius Caesar, the M/T Legio X Equestris, the M/T Eco Oceano CA and the M/T Eco Marina Del Ray (the “New Huarong SLBs”). Consummation of the New Huarong SLBs took place on October 31, 2025 for M/T Eco Marina Del Rey, November 6, 2025 for M/T Eco Oceano CA, October 17, 2025 for M/T Julius Caesar and October 24, 2025 for M/T Legio X Equestris . Following the sales, we have bareboat chartered back the M/Ts Julius Caesar, Legio X Equestris and Eco Oceano CA for a period of ten years and M/T Eco Marina Del Ray for a period of seven years at bareboat hire rates of $3.0 million per annum for the M/Ts Julius Caesar and Legio X Equestris, $2.2 million per annum for the M/T Eco Oceano CA and $2.1 million per annum for M/T Eco Marina Del Ray, plus interest based on Term SOFR plus a margin of 1.95% per annum. Under the terms of the New Huarong SLBs, we will have the option to buy back the vessels following the end of the first year at purchase price stipulated in the New Huarong SLBs—depending on when the option is exercised—and at the end of the ten-year period for M/Ts Julius Caesar, Legio X Equestris and Eco Oceano CA and at the end of the seven-year period for M/T Eco Marina Del Ray we have an obligation to buy back the vessels for $38.5 million per vessel for M/Ts Julius Caesar and Legio X Equestris, $20 million for M/T Eco Oceano CA and $13 million for M/T Eco Marina Del Ray. The consideration from the New CMBFL SLBs amounted to $207 million ($68.5million for each of the M/Ts Julius Caesar and Legio X Equestris, $42.0 million for M/T Eco Oceano and $28.0 million for M/T Eco Marina Del Ray. For more information, see “Item 18. Financial Statements—Note 7—Debt.”

On August 7, 2025, we entered into guarantees in connection with the entry by Rubico’s vessel‑owning subsidiaries, Athenean Empire Inc. and Roman Empire Inc., into SLBs with Huarong for the purpose of refinancing indebtedness relating to M/T Eco West Coast and M/T Eco Malibu, respectively, pursuant to which we guaranteed, among other things, their obligations under the SLBs in an aggregate amount of $84.0 million.

On October 17, 2025 our board of directors granted to our Chief Executive Officer a bonus of $6.0 million as incentive compensation for the year ended December 31, 2025, which was settled on October 20, 2025.

On November 10, 2025, we entered into an agreement to extend the duration of the time charter party with Weco Tankers for a fixed term of three years for the vessel M/T Eco Marina Del Ray. The daily rate will be $20,500 until May 1, 2027 and $18,250 for the three years thereafter.

On November 21, 2025, we entered into the Real Estate LOI for the potential acquisition of certain residential real estate assets in Dubai from a company affiliated with Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. Under the Real Estate LOI, we have been granted an exclusive right and an option to acquire all or a portion of a portfolio of assets with an estimate aggregate market value in excess of $200 million. The purchase price on exercise of the option with respect to any of the properties will be at a 10% discount to fair market value as determined by two independent appraisals. On November 24, 2025, December 2, 2025 and January 5, 2026, we made advance cash payments of $9.0 million, $2.5 million and $12.0 million respectively to be credited against the acquisition price or refunded to the extent we do not elect to exercise the purchase option. The option initially expired 90 days following this advance payment and on March 24, 2026 it was extended up to May 31, 2026. The entry into the Real Estate LOI was approved by a special committee composed of independent members of our Board of Directors. The exercise of the purchase option remains subject to the approval of our special committee. During the option period the special committee will conduct a due diligence process and evaluation of the potential transaction taking into account market conditions and other factors. See Item 3. Key Information—D. Risk Factors—Risks Related to our Company—New lines of business may subject us to additional risks.” and Item 3. Key Information—D. Risk Factors—Risks Related to our Company—As a potential owner of real estate, we may be subject to the risks inherent in the ownership and operation of real estate and the construction and development of real estate.” and “Item 7. Major shareholders and related party transactions — B. Related Party Transactions.”

On December 4, 2025, we entered into a letter of intent (the “Newbuilding LOI”) for the potential acquisition by Rubico from us of the shares of Roman Explorer, which has entered into a shipbuilding contract for the Newbuilding Yacht. Rubico paid a $4.0 million advance to be credited against the purchase price.

On December 31, 2025, we entered into a share purchase agreement (the “Newbuilding SPA”) with Rubico, to sell Roman Explorer for a purchase price of $38.0 million (the “Newbuilding Yacht Consideration”) payable in installments over a period of 300 days following our entry into the Newbuilding SPA. Under certain circumstances we can demand the payment of installments in the form of newly-issued Series E Perpetual Convertible Preferred Shares of Rubico. Upon signing the Newbuilding SPA, Rubico settled $19.5 million of the Newbuilding Yacht Consideration by netting the $4.0 million advance and by paying $15.5 million and further installment payments of $9.0 million were made in 2026, with consummation of the purchase and sale of Roman Explorer’s shares under the Newbuilding SPA taking place on March 31, 2026. The outstanding amount from theNewbuilding Yacht Consideration, as of the date of this annual report, is $9.5 million. A special independent committee composed of independent members of our Board of Directors negotiated and approved the sale, after obtaining a fairness opinion from an independent financial advisor.

On December 31, 2025, we entered into an agreement to amend the duration of the time charter party with Central Tankers Chartering for a fixed term of five years starting from January 1, 2026, for the vessel M/T Eco Oceano CA. The daily rate for the amended period was increased to $30,000. Prior to the amendment, the duration of the time charter was until March 2037 and the daily rate was $24,500. As part of the amendment Central Tankers Chartering has a purchase option exercisable only during February 2027 for $70 million. The amendment was approved by an independent committee of our Board of Directors which obtained a fairness opinion from an independent financial advisor.

On February 18, 2026, we entered into a share purchase agreement (the “Tanker SPA”) with Central Mare, a related party affiliated with Mr. Evangelos J. Pistiolis, to purchase the shares of certain entities (the “Tanker SPVs”) that have entered into shipbuilding contracts, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of nine 47,499 dwt MR chemical/product oil tankers (the “Newbuilding Tankers”). The Newbuilding Tankers are scheduled for delivery during 2028 and 2029. The purchase price for all of the Tanker SPVs is $41.1 million of which $6.0 million was paid in cash upon the execution of the Tanker SPA, $1.5 million was paid in cash in March, 2026 and $14.0 million was settled through the issuance of 14,000 Series G Preferred Shares on March 31, 2026; the remaining $19.6 million balance of the purchase price is payable no later than April 15, 2026. Under certain circumstances Central Mare can demand the payment of installments in the form of newly-issued Series G Preferred Shares. For a description of the Series G Preferred Shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Series G Perpetual Convertible Preferred Shares.” Furthermore, the form of the Certificate of Designation of the Series G Preferred Shares is filed as an exhibit to this Annual Report. Central Mare has also secured time charter employment with a major oil trader for all nine vessels, starting from their delivery and for a firm duration of seven years, with  charterer’s option to extend for four additional years. As a condition to closing of the acquisition of the Tanker SPVs, Central Mare has arranged for sale and leaseback financing agreements with two major Chinese leasing companies. The financings amount to, in aggregate, 85% of the installments payable under the shipbuilding contracts for the nine newbuilding tanker vessels, that is also applied to the pre delivery installments. The aggregate amount of installments payable under the nine shipbuilding contracts is $406.8 million of which $61.0 million had been settled as of the date of this annual report. The financings bear an effective interest rate of Term SOFR plus a margin of 1.80%. Under the financings, upon delivery of each vessel we will make quarterly installment payments of $0.5 million per vessel over a period of 10 years with a balloon payment of $18.2 million for each vessel payable together with the last installment. We have also provided a corporate guarantees in favor of each of the leasing companies.

B.	Business Overview

We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. Our tanker operating fleet has a total capacity of 857,000 dwt. As of the date of this Annual Report, our tanker operating fleet consists of one 50,000 dwt product/chemical tanker, Marina Del Rey, one 157,000 dwt Suezmax tanker, the M/T Oceano CA, two 300,000 dwt VLCCs, M/T Julius Caesar and M/T Legio X Equestris, and we also own 50% interests in two 50,000 dwt product tankers, M/T Eco Yosemite Park and M/T Joshua Park. All of our tanker vessels are IMO-certified and are capable of carrying a wide variety of oil products including chemical cargos which we believe make our vessels attractive to a wide base of charterers.

In addition, in April 2025 we took delivery of a megayacht that has a length of 47 meters and a gross tonnage of 499 tons with 5 guest cabins and is able to accommodate 12 guests and 10 crew.

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

Our Tanker Fleet

The following tables present our fleet of tanker vessels as of the date of this Annual Report:

Operating MR Tanker Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period / options
M/T Eco Marina Del Rey	50,000	WECO Tankers	May 2030	1 year	$20,500 until May 2027, $18,250 until May 2030/$20,000

Operating Suezmax Vessels on SLBs (treated as operating leases):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period / Options
M/T Eco Oceano CA	157,000	Central Tankers Chartering	December 2030	none	$30,000

Operating VLCC Vessels on SLBs (treated as financings):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period / options
M/T Julius Caesar	300,000	Trafigura	January 2028	1+1 years	$41,500 / $44,000 / $46,000
M/T Legio X Equestris	300,000	Trafigura	March 2028	1+1 years	$41,500 / $44,000 / $46,000

Operating Joint Venture MR Tanker fleet (50% owned):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period / options
M/T Eco Yosemite Park	50,000	Clearlake	August 2031	1+1 years	$19,500 / $18,650 / $19,900
M/T Eco Joshua Park	50,000	Clearlake	August 2031	1+1 years	$19,500 / $18,650 / $19,900

Vessels under construction

Name	Deadweight	Delivery date	Shipyard	Charterer	End of firm period	Charterer’s	Gross Rate
						Optional Periods	fixed period/options
Hull no. 25110054	47,499	Q2 2028	Guangzhou Shipyard International Company Limited	Trafigura	Q2 2035	1+1+1+1 years	$18,750 /
							$19,000 /
							$19,250/ $19,500/$19,750
Hull no. 25110055	47,499	Q4 2028	Guangzhou Shipyard International Company Limited	Trafigura	Q4 2035	1+1+1+1 years	$18,750 /
							$19,000 /
							$19,250/ $19,500/$19,750
Hull no. 25110056	47,499	Q1 2029	Guangzhou Shipyard International Company Limited	Trafigura	Q1 2036	1+1+1+1 years	$18,750 /
							$19,000 /
							$19,250/ $19,500/$19,750
Hull no. 25110057	47,499	Q2 2029	Guangzhou Shipyard International Company Limited	Trafigura	Q2 2036	1+1+1+1 years	$18,750 /
							$19,000 /
							$19,250/ $19,500/$19,750
Hull no. 25110058	47,499	Q2 2029	Guangzhou Shipyard International Company Limited	Trafigura	Q2 2036	1+1+1+1 years	$18,750 /
							$19,000 /
							$19,250/ $19,500/$19,750
Hull no. 25110059	47,499	Q2 2029	Guangzhou Shipyard International Company Limited	Trafigura	Q2 2036	1+1+1+1 years	$18,750 /
							$19,000 /
							$19,250/ $19,500/$19,750
Hull no. 25110060	47,499	Q3 2029	Guangzhou Shipyard International Company Limited	Trafigura	Q3 2036	1+1+1+1 years	$18,750 /
							$19,000 /
							$19,250/ $19,500/$19,750
Hull no. 25110061	47,499	Q4 2029	Guangzhou Shipyard International Company Limited	Trafigura	Q4 2036	1+1+1+1 years	$18,750 /
							$19,000 /
							$19,250/ $19,500/$19,750
Hull no. 25110063	47,499	Q4 2029	Guangzhou Shipyard International Company Limited	Trafigura	Q4 2036	1+1+1+1 years	$18,750 /
							$19,000 /
							$19,250/ $19,500/$19,750

All the tankers in our operating fleet are equipped with engines of modern design with improved Specific Fuel Oil Consumption (SFOC) and in compliance with the latest emission requirements, fitted with energy saving improvements in the hull, propellers and rudder as well as equipment that further reduces fuel consumption and emissions certified with an improved Energy Efficiency Design Index (Phase 2 compliance level as minimum). Vessels with this combination of technologies, introduced from certain shipyards, are commonly referred to as eco vessels. We believe that recent advances in shipbuilding design and technology makes these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with our vessels for charters, providing us with a competitive advantage. Furthermore, all of our operating vessels are fitted with ballast water treatment equipment and exhaust gas cleaning systems (scrubbers).

The following table presents our mega yacht as of the date of this Annual Report:

Name	GT	Length overall	Guests
M/Y Para Bellvm	499.0	47 meters	12

Management of our Fleet

Our Fleet Manager provides all operational, technical and commercial management services for our fleet. Please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties.”

Officers, Crewing and Employees

As of the date of this Annual Report we do not employ any shore-based employees. Our executive officers and a number of administrative employees are provided according to an agreement with Central Mare. Please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties.” In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels and our megayacht. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

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

Shipping demand, measured in ton-miles, is a product of (a) the amount of cargo transported in ocean going vessels, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the ton-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geopolitical events that divert vessels from normal trading patterns, as well as by inter-regional trading activity created by commodity supply and demand imbalances. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States, with a notable exception for 2020 and 2021 in which years the COVID-19 epidemic dramatically reduced oil demand. According to the International Energy Agency, global oil demand increased to 103.5 million barrels/day in 2025, compared to 102.6 million barrels/day in 2024.

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

The Yachting Industry

The yachting industry comprises of the design, construction, sale, charter and operation of recreational vessels ranging from smaller leisure yachts to large luxury mega yachts. It is a global luxury and leisure marine market that has exhibited sustained growth in recent years, driven by increasing wealth among high‑net‑worth individuals and expanding yacht charter activities.

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

The yachting and yacht charter markets exhibit seasonality, with a majority of activity clustered in defined peak periods each year. The majority of annual charter bookings occur during the summer months, leading to significantly lower utilization and revenues in off‑peak months. In the Mediterranean, summer charter demand (typically from May through October) accounts for the bulk of annual bookings due to favorable weather and holiday travel patterns. In contrast, winter season peaks occur in tropical and Southern Hemisphere destinations like the Caribbean around December and January, aligning with holiday travel.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations (“P&I Associations”) and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property such as fixed and floating objects, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations (“P&I Associations”).

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (the “USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

International Maritime Organization (IMO)

The IMO, the United Nations (the “UN”) agency for maritime safety and the prevention of pollution by vessels, adopted MARPOL, SOLAS the LL Convention and the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is divided into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk, in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.

Since 2014, the MEPC amendments to MARPOL Annex I Condition Assessment Scheme have required compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers (“ESP Code”), which provides for enhanced inspection programs. Effective July 1, 2024, amendments to the ESP Code became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited. We believe that all of our vessels are currently compliant in all material respects with these regulations.

MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or exhaust gas cleaning systems (“EGCS”). Ships are required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as an EGCS. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” (if the flashpoint is under 70°C) and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information became effective on May 1, 2024. Additional amendments intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements and adding new definitions regarding probability of ignition became effective January 1, 2026. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

MEPC 77 adopted a non-binding resolution which urges member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. In December 2022, the Committee adopted Resolution MEPC.361(79) establishing a new ECA for the Mediterranean Sea as a whole. These amendments entered into force on May 1, 2025. At MEPC 82, the IMO adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which entered into force on March 1, 2026, taking effect on March 1, 2027. Ocean-going vessels in these areas will be subject to stringent emission controls and ocean-going vessels trading in ECAs are subject to increased operational costs due to the higher price of fuel with low sulfur content and this may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (the “EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. The IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until October 2026.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA, to vessels constructed on or after January 1, 2021 and operating in the Baltic Sea ECA or North Sea ECA, to vessels with keels laid on or after January 1, 2025 operated in the Canadian Arctic ECA, and to certain vessels as early as March 1, 2026 and operating in the Norwegian Sea ECA, as well as ECAs designated in the future by the IMO. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

As determined at the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage (“GT”) to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”) and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers, with the remaining vessels required to comply from January 1, 2025. MEPC 81 adopted amendments to the guidelines for the development of SEEMPs, including methodology for collecting data. These amendments went into effect on August 1, 2025.

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022 and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII requirement, which took effect from January 1, 2023, ships of at least 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The EEXI and CII certification requirements entered into effect on January 1, 2023. MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective on May 1, 2024.

MEPC 76 also adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition will become effective on or after July 1, 2029.

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

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life, personal injury or property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The Military Sealift Command adopted amendments to modernize the Global Maritime Distress and Safety System, which entered into force on January 1, 2024. The amendments, which include amendments to SOLAS, may require vessel owners/operators to ensure their radio equipment is compliant.

The ISM Code requires that vessel operators obtain a Safety Management Certificate (an “SMC”) for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance (“DOC”) issued by each flag state (or a Recognized Organization on behalf of the flag administration), under the ISM Code. We have obtained applicable DOCs for our offices and SMCs for all of our vessels. Each DOC and SMC are renewed as required.

Amendments to SOLAS chapter II-2, which are intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with SOLAS regulation II-2/4.2.1, entered into effect on January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and starting on July 1, 2016 apply to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of at least 150 meters in length, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers. Amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective and address inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments to the IMDG Code relating to the segregation requirements for certain substances and classification and transport of carbon came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024. In May 2024, the last IMDG Code amendment was adopted, covering additional provisions for ships carrying dangerous goods. The amendment became effective on January 1, 2026.

The IMO has also adopted the STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by ship-owners and managers. Additional requirements apply to U.S. flagged vessels. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in 2004. The BWM Convention entered into force globally on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems (“BWMS”), which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. MEPC 72’s amendments to the BWM Convention requires all ships to meet the D-2 standard.  The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in 2022, and other amendments concerning the form of the Ballast Water Record Book entered into force on February 1, 2025.

The IMO adopted the CLC, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Associations in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. We will ensure that our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force as required by law.

The IMO also adopted the Bunker Convention to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships (the “Anti‑fouling Convention”), which entered into force on September 17, 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time and subsequent surveys are required when the anti‑fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne: ships shall not apply cybutryne or re-apply anti-fouling systems containing cybutryne from January 1, 2023.

We have obtained Anti-fouling System Certificates for our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this Annual Report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

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

Other United States Environmental Initiatives

The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the CWA in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the CWA. On March 12, 2025, the EPA announced it would work with the U.S. Army Corp of Engineers to review the definition of WOTUS and undertake a rulemaking process to revise the definition of WOTUS. On November 17, 2025, the EPA and Army Corps proposed a new definition of WOTUS to align with the Supreme Court’s decision, narrowing federal jurisdiction and clarifying exclusions. Public comments closed on January 5, 2026 and will be taken into consideration as federal agencies take final action on the rule.

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

Therefore, until new USCG regulations are final and enforceable, non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the 2013 VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for all of our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations requires the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters. Our vessels are equipped with ballast water treatment systems, which are subject to functionality monitoring and treated ballast water sampling and analysis, in compliance with the requirements stipulated in 2013 VGP.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on March 1, 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO₂ emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport. From January 1, 2025, Regulation (EU) 2015/757 of the European Parliament and of the Council on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (“EU MRV”) mandated monitoring and reporting of GHG emissions for ships between 400GT and 5,000GT (general cargo and offshore ships).

On July 14, 2021, the European Commission published a package of draft proposals as part of its “Fit for 55” environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the proposals: (a) a bespoke emissions trading scheme for maritime (ETS) which commenced in 2024 and applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a “FuelEU certificate of compliance” starting June 30, 2026 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply at berth. ETS was agreed in December 2022 and FuelEU was passed into law on July 25, 2023 and entered into force on January 1, 2025.

More specifically, ETS is to apply gradually over the period from 2024 2026. 40% of allowances had to be surrendered in 2025 for the year 2024; 70% of allowances will have to be surrendered in 2026 for the year 2025; 100% of allowances will have to be surrendered in 2027 for the year 2026. Compliance is to be on a company-wide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The first compliance deadline was September 30, 2025 and, going forward, compliance is required on September 30 of each year. The cap under the ETS is set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Over time, amendments have emerged that will allow 100% of non-EU emissions to be caught, as a result of the IMO’s recent failure to introduce global market measures. In addition, the EU MRV system is also being revised such that the scope of ships to be monitored will now extend to those that are 400GT and more. The reason for this is because the ETS will likely apply to ships that are between 400GT and 5,000GT starting from circa 2027. EU MRV already captures cargo and offshore vessels between 400GT and 5,000GT as of January 1, 2025. The first deadline for the surrender of allowances was September 30, 2025, with a few shipping companies missing the deadline for opening a Maritime Operator Holding Account on time and incurring penalties of €100 per each unreported ton of carbon. From a risk management perspective, new systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures have been put in place across the industry, at significant cost, to continue to manage the administrative aspect of ETS compliance.

Additionally, on July 25, 2023, the European Council of the European Union adopted FuelEU under the FuelEU Initiative of its “Fit for 55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Due to delays in the incorporation of the regulation into the Agreement on the European Economic Area (“EEA”), there will be delays in its implementation in Europe. Among other things, the Maritime Fuel Regulation requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. Decisions whether to pool, bank or borrow Fuel EU compliance balances will have to be made by April 30, 2026. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impact on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO adopted the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (“SRR”) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU.  The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from December 31, 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and entered into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this. Notably, the Hong Kong Convention has seen weak implementation and poor results to date, suggesting the EU may elect not to alter its regulation for the moment.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2016/802 of the Council of May 11, 2016 introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berths in the Baltic, the North Sea, and the English Channel (the so-called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

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

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (the “CSRD”). EU member states have 18 months to integrate it into national law. The CSRD creates new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will apply on a phased basis, starting from the financial year 2024 through 2028, to large EU and non-EU undertakings subject to certain financial and employee thresholds being met (as described below). Following the publication of the Omnibus package of proposals on February 26, 2025, which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 has been postponed to 2028 (in respect of the 2027 financial year). The Omnibus package was approved by the EU Parliament on December 16, 2025 and will simplify compliance for small and medium-sized entities and all companies with up to 1,000 employees and less than EUR 450 million turnover will be outside the scope of the CSRD. For companies that are in scope, the European Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards. The CSRD will now apply to (a) EU undertakings and non-EU issuers, who on an individual or group basis, have more than EUR 450 million net turnover and more than 1,000 employees on average during the financial year; and (b) non-EU ultimate parent undertakings that have more than EUR 450 million net turnover generated in the EU (individually or on a consolidated basis) for each of their last two consecutive financial years; and an EU subsidiary or a branch in the EU with more than EUR 200 million net turnover in the preceding financial year. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

A new Corporate Sustainability Due Diligence Directive (“CSDDD”) was also adopted on July 25, 2024 as part of the Fit for 55 Package and establishes a corporate due diligence duty. CSDDD was to apply to large companies with more than 1,000 employees and the turnover threshold EUR450 million. However, following the approval of the Omnibus agreement on December, 16, 2025, CSDDD is now expected to apply from July 26, 2029 and the thresholds have now been revised to only apply to (a) EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover, and more than 5,000 employees on average during the financial year; and (b) non-EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover generated in the EU. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules endeavor to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSDDD compliance.

International Labor Organization

The International Labor Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships of 500 gross tonnage or greater and/or engaged in international trade. We believe that our vessels are in substantial compliance with and are certified to meet MLC 2006 and its amendments.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On January 20, 2025, President Donald Trump signed an executive order initiating the United States’ withdrawal from the Paris Agreement, which took effect on January 27, 2026.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy for the reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which revoked the 2018 initial strategy. The 2023 IMO GHG Strategy identified a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions from transport work, as an average across international shipping, by at least 40% by 2030, compared to 2008 and (3) adoption of zero or near-zero GHG emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emissions by or around 2050. The IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These measures were submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until 2026. The pricing mechanism could be in the form of a global carbon levy or in the form of a global emissions trading scheme thus removing the need for the existing fragmented and localized schemes as are present in the EU, China, Japan and Singapore. The UK too is considering introducing a UK-based emissions trading scheme to apply from July 1, 2026 for ships above 5,000GT but for domestic voyages only (i.e. voyages taking place between two UK ports). These regulations could cause us to incur additional substantial expenses.

As noted above, at the MEPC 70 meeting in October 2016, IMO DCS was adopted which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data is reported to the flag state. If the data has been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the EEA must be reported in two separate, but largely overlapping, systems: the EU MRV, which has applied since 2018, and the IMO DCS – which has applied since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on February 4, 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

The IMO’s MEPC 76 adopted amendments to Annex VI requiring ships to reduce their greenhouse gas emissions. The Revised MARPOL Annex VI entered into force on November 1, 2022. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 79 adopted amendments to Annex VI to revise the IMO DCS and reporting requirements in connection with the implementation of the EEXI and the CII framework, these amendments became effective on May 1, 2024.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. For example, the EPA held a public hearing in January 2023 on a proposal to achieve comprehensive emissions reductions and in December 2023, issued a final rule to sharply reduce emissions of methane and other air pollution from oil and natural gas operations, including storage vessels. In 2024, the EPA issued a final Waste Emissions Charge rule to reduce methane emissions, applicable to waste emissions from high-emitting oil and gas facilities. On March 14, 2025, a joint Congressional resolution, signed by President Trump, disapproved the 2024 Waste Emissions Charge Rule, such that it is no longer in effect. The EPA is evaluating options and obligations with respect to implementing CAA section 136(c-g) (pertaining to methane emissions and waste reduction).

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at a port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore and, in our case, our Fleet Manager; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and the Red Sea and the Arabian Sea areas and the West Africa area including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP Maritime Security Guidelines.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society that is a member of the International Association of Classification Societies (“IACS”). The IACS has adopted harmonized Common Structural Rules (the “Rules”), which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by their respective Classification Societies (e.g., DNV, American Bureau of Shipping, Lloyd’s Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our financing arrangements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

C.	Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at 20 Iouliou Kaisara Str, 19002 Paiania, Athens, Greece. Our significant wholly owned subsidiaries as of December 31, 2025 are listed in Exhibit 8.1 to this Annual Report.

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

For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations for the Fiscal Years Ended December 31, 2023 and 2024” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on April 14, 2025.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in “Item 3. Key Information—Risk Factors” and elsewhere in this report.

A.	Operating Results

Business Overview and Fleet Information

Following the acquisition of M/Y Para Bellvm on April 11, 2025, we determined that we operate in two reportable segments: (i) the tanker segment and (ii) the megayacht segment. These reportable segments reflect our internal organization and the way our chief operating decision maker (“CODM”), who is our Chief Executive Officer, reviews and analyzes our operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting asset acquisition strategies, adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance.

Further, the maritime transport of crude oil and the megayacht operation have different characteristics and the nature of trade, trading routes, charterers and cargo handling differ in important respects. Therefore, the chartering of a megayacht such as M/Y Para Bellvm constitutes a different service and does not have similar economic characteristics to the tanker segment. We do not disclose geographic information relating to either of our segments because when we charter either a tanker or M/Y Para Bellvm to a charterer, the charterer is free, subject to certain exemptions, to trade or, in the case of M/Y Para Bellvm travel, with the vessel worldwide and as a result the disclosure of geographic information is impracticable.

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

The following table sets forth our selected other operating data for the periods indicated.

	2024	2025
FLEET DATA (consolidated)
Total number of vessels at end of period (including leased vessels)	8	5
Average number of vessels(1)	8	7.8
Total calendar days for fleet	2,928	2,854
Total available days for fleet	2,886	2,854
Total operating days for fleet	2,885	2,848
Total time charter days for fleet	2,885	2,689
Fleet utilization	99.97%	99.80%

	2024	2025
AVERAGE DAILY RESULTS (consolidated)
Time charter equivalent(2)	$29,157	$27,357
Vessel operating expenses(3)	$6,518	$6,445
General and administrative expenses(4)	$2,564	$2,669

	2024	2025
FLEET DATA (tanker segment)
Total number of vessels at end of period (including leased vessels)	8	4
Average number of vessels(1)	8	7.1
Total calendar days for fleet	2,928	2,589
Total available days for fleet	2,886	2,589
Total operating days for fleet	2,885	2,583
Total time charter days for fleet	2,885	2,583
Fleet utilization	99.97%	99.78%

	2024	2025
AVERAGE DAILY RESULTS (tanker segment)
Time charter equivalent(2)	$29,157	$28,831
Vessel operating expenses(3)	$6,518	$6,598

	2024	2025
FLEET DATA (megayacht segment)
Total number of vessels at end of period (including leased vessels)	-	1
Average number of vessels(1)	-	0.7
Total calendar days for fleet	-	265
Total available days for fleet	-	265
Total operating days for fleet	-	265
Total time charter days for fleet	-	106
Fleet utilization	-	100.00%

	2024	2025
AVERAGE DAILY RESULTS (megayacht segment)
Time charter equivalent(2)	$-	12,996
Vessel operating expenses(3)	$-	4,955

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

(4)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2024	2025
On a consolidated basis
Total Revenues	86,127	80,415
Less:
Voyage expenses	(2,008)	(2,501)
Time charter equivalent revenues	84,119	77,914
Total operating days	2,885	2,848

Average Daily Time Charter Equivalent (TCE)	$29,157	$27,357

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2024	2025
Tanker Segment
Total Revenues	86,127	76,064
Less:
Voyage expenses	(2,008)	(1,594)
Time charter equivalent revenues	84,119	74,470
Total operating days	2,885	2,583

Average Daily Time Charter Equivalent (TCE)	$29,157	$28,831

U.S. dollars in thousands, except average daily time charter equivalent and total operating days	2024	2025
Megayacht Segment
Total Revenues	-	4,351
Less:
Voyage expenses	-	(907)
Time charter equivalent revenues	-	3,444
Total operating days	-	265

Average Daily Time Charter Equivalent (TCE)	$-	$12,996

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

EBITDA*

(Expressed in thousands of U.S. Dollars)	2024	2025
EBITDA	41,399	38,378

Reconciliation of Net Income to EBITDA

(Expressed in thousands of U.S. Dollars)	2024	2025
Net income	5,034	3,086

Add: Vessel depreciation	13,336	12,271
Add: Interest and finance costs	23,496	23,406
Less: Interest income	(467)	(385)
EBITDA	41,399	38,378

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

Vessels operating on period charters, time charters or bareboat charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the short-term, or spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, either directly or through a pool arrangement, could generate revenues that are less predictable, but could enable us to capture increased profit margins during periods of improvements in charter rates, although we could be exposed to the risk of declining charter rates, which could have a materially adverse impact on our financial performance. If we employ vessels on period charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to CSI, one or more unaffiliated ship brokers and in-house brokers associated with the charterer for the arrangement of the relevant charter.

Under a bareboat charter, the vessel is chartered for a stipulated period of time, which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage and operating costs are paid by the charterer.

The time charter considerations apply for megayachts with the exception that the term of each charter is short compared to the tanker vessels due to the nature of the industry.

As of the date of this annual report, all our vessels are bareboat chartered-in under our SLB arrangements which are accounted for as financings except for one mega yacht that is financed under a bank loan. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

Voyage Expenses

Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions. All these expenses, except commissions, are paid by the charterer under a time charter or bareboat charter contract. The amount of voyage expenses is primarily driven by the routes that the vessels travel, the amount of ports called on, the canals crossed and the price of bunker fuels paid.

Operating Lease Expenses

Operating lease expenses represent operating lease payments for vessels we had bareboat chartered-in via operating lease agreements.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and VAT, and other miscellaneous expenses. We analyze vessel operating expenses on a U.S. dollar per day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damage or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Dry-docking Costs

Dry-docking costs relate to regularly scheduled intermediate survey or special survey dry-docking, necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material, and the billing currency of the yard. Please see “Item 18. Financial Statements—Note 2—Significant Accounting Policies.” In the case of tankers, dry-docking costs may also be affected by new rules and regulations. For further information please see “Item 4. Information on the Company—B. Business Overview—Environmental Regulations.”

Management Fees—Related Parties

Since January 1, 2019, we have outsourced all operational, technical and commercial functions relating to the chartering and operation of our vessels to CSI, a related party controlled by the family of Mr. Evangelos J. Pistiolis, We outsourced the above functions pursuant to a letter agreement between CSI and Top Ships Inc., and management agreements between CSI and our vessel-owning subsidiaries on the same date. Each new vessel that entered our fleet after that date also entered into a management agreement with CSI. See “Item 7. Major shareholders and related party transactions — B. Related Party Transactions.”

General and Administrative Expenses

Our general and administrative expenses include executive compensation paid to Central Mare for the compensation of our executive officers and a number of administrative staff, bonuses to our management, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer and Chief Financial Officer as well as a number of administrative employees. For further information please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties.”

A portion of our general and administrative expenses are denominated in Euros and are therefore affected by the conversion rate of the U.S. dollar versus the Euro.

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. Oil transportation is a specialized area, and the number of vessels is increasing. There will therefore be an increased demand for qualified crew, and this could lead to inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our SLBs and our bank loans, which we include in interest and finance costs. We also incur finance costs in establishing those SLBs and bank loans which are deferred and amortized over the period of the respective facility. The amortization of the finance costs is presented in interest and finance costs.

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of SLBs, bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and periods of charter hire for our tankers;
•	utilization of our tankers (earnings efficiency);
•	levels of our tanker’s operating expenses and dry-docking costs;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2025

The following table depicts changes in the results of operations for 2024 compared to 2025.

(Expressed in thousands of U.S. Dollars)	Year Ended December 31,		change
	2024	2025	YE24 v YE25
			$	%
Total charter revenues	86,127	80,415	(5,712)	-7%
Voyage expenses	2,008	2,501	493	25%
Operating lease Expense	10,869	10,301	(568)	-5%
Vessel operating expenses	19,086	18,395	(691)	-4%
Dry-docking costs	3,152	-	(3,152)	-100%
Vessel depreciation	13,336	12,271	(1,065)	-8%
Management fees-related parties	2,266	3,050	784	35%
General and administrative expenses	7,506	7,617	111	1%
Operating income	27,904	26,280	(1,624)	-6%
Interest and finance costs	(23,496)	(23,406)	90	0%
Interest income	467	385	(82)	-18%
Equity gain/(loss) in unconsolidated joint ventures	159	(173)	(332)	-209%
Total other expenses, net	(22,870)	(23,194)	(324)	1%
Net income	5,034	3,086	(1,948)	-39%

Year on Year Comparison of Operating Results

1.	Total charter revenues
During the year ended December 31, 2025, Total charter revenues decreased by $5.7 million, or 7%, compared to the same period in 2024, due to the decrease in fleet operating days to 2,848 in 2025 compared to 2,885 in 2024 due to the following:

•
The consummation of the spin-off on August 1, 2025, that resulted in M/T Eco West Coast and M/T Eco Malibu leaving the Company decreased the calendar, available and operating days of the said vessels by 306 days (153 days each) that contributed to a total decrease in revenues of $10.1 million

•
The expiration of the operating lease agreements for vessels M/T Eco Bel Air and M/T Eco Beverly Hills in December 15, 2025, and December 22, 2025 respectively, that decreased the calendar, available and operating days by 25 days that contributed to a total decrease in revenues of $0.6 million

•	The 4 off hire days of M/T Eco West Coast in July 2025 and the 2 off hire days of M/T Eco Bel Air in September 2025 contributed to a decrease in revenues of $0.2 million.

The above decreases in revenues were offset by the following:

•	The purchase of M/Y Para Bellvm on April 11, 2025, added an additional $4.4 million of revenue.
•	During 2024, M/T Eco Bel Air and M/T Eco Beverly Hills underwent their scheduled dry-docks resulting in off hire days and an aggregate reduction in revenues of $0.8 million compared to 2025.

2.	Vessel depreciation
During the year ended December 31, 2025, Vessel depreciation decreased by $1.1 million, or 8%, compared to the same period in 2024, due to the consummation of the spin-off on August 1, 2025 that decreased the calendar days of vessels M/T Eco West Coast and M/T Eco Malibu by 306 days (153 days each) which contributed to a total decrease in depreciation expense of $1.8 million. This decrease was offset by higher  depreciation expense of $0.7 million, resulting from the acquisition  of M/Y Para Bellvm on April 11, 2025.

3.	Voyage expenses
During the year ended December 31, 2025, Voyage expenses increased by $0.5 million, or 25%, compared to the same period in 2024, mainly due to an increase of $0.9 million as a result of the  purchase of M/Y Para Bellvm on April 11, 2025 which due to the nature of the megayacht industry incurs  higher idle days compared to tankers (being days during which the vessels are not chartered and voyage expenses are borne by us) and higher commissions resulting in increased voyage expenses. This increase was offset by the fact that M/Ts Marina Del Rey, Eco Bel Air and Eco Beverly Hills underwent their scheduled dry-docking in 2024. During the dry dockings off-hire period, all bunkers that the vessels use are not borne by the vessel’s charterers but by us, resulting in increased bunker expenses of $0.4 million.

4.	Dry-docking costs
During the year ended December 31, 2025, no vessels underwent any dry-docking while during the year ended December 31, 2024, M/Ts Marina Del Rey, Eco Bel Air and Eco Beverly Hills underwent their scheduled dry-docking, resulting in Dry-docking costs of $3.2 million ($0.7 million, $1.2 million and $1.3 million per vessel respectively).

5.	Operating Lease Expense
During the year ended December 31, 2025, Operating Lease expense decreased by $0.6 million or 5% compared to the same period in 2024 due to the expiration of the operating lease agreements for vessels M/T Eco Bel Air and M/T Eco Beverly Hills in December 15, 2025 and December 22, 2025 compared to the year ended December 31, 2024 when the operating lease agreements were in force for the whole period.

6.	Management fees-related parties
During the year ended December 31, 2025, Management fees- related parties increased by $0.8 million or 35% compared to the same period in 2024 due to the Sale and Purchase commissions amounting a total of $0.8 million, charged by CSI in connection with the purchase of M/Y Para Bellvm and the sale of the Newbuilding Yacht, as per the signed management agreements.

7.	Equity gain/ (loss) in unconsolidated joint ventures
The decrease of $0.3 million or 209% in 2025 compared to the same period in 2024 is mainly attributable  to the fact that both 50% owned vessels underwent their scheduled dry-docking in 2025 resulting  in a reduction to the income attributable to the Company by $0.8 million. This decrease was offset by a $0.5 million decrease in the amortization of basis difference related to the value of the contracted time charter agreements of both vessels on acquisition due to expiration of the firm period of the respective agreements in April 2025. For further information please see “Item 18. Financial Statements—Note 16—Investments in Unconsolidated Joint Ventures.”

SEGMENT OPERATING INCOME FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2025

The following table depicts changes in the operating income for 2024 compared to 2025 for the tanker segment.

(Expressed in thousands of U.S. Dollars)	Year Ended December 31,		change
	2024	2025	YE24 v YE25
			$	%
Total charter revenues	86,127	76,064	(10,063)	-12%
Voyage expenses	2,008	1,594	(414)	-21%
Operating lease Expense	10,869	10,301	(568)	-5%
Vessel operating expenses	19,086	17,082	(2,004)	-10%
Dry-docking costs	3,152	-	(3,152)	-100%
Vessel depreciation	13,336	11,586	(1,750)	-13%
Management fees-related parties direct	1,906	1,734	(172)	-9%
Segment Operating income*	35,770	33,767	(2,003)	-6%

*
Does not include General and administrative expenses and Management fees related parties-indirect. See “Consolidated Results of Operations” above and “Item 18. Financial Statements—Note 18—Segment Reporting.

Year on Year Comparison of Operating Results

1.           Total charter revenues

During the year ended December 31, 2025, Total charter revenues of the tanker segment decreased by $10.1 million, or 12%, compared to the same period in 2024, due to the decrease in fleet operating days to 2,583 in 2025 compared to 2,885 in 2024 due to the following:

•
The consummation of the spin-off on August 1, 2025, that resulted in M/T Eco West Coast and M/T Eco Malibu leaving the Company which decreased the calendar, available and operating days of the said vessels by 306 days (153 days each) that contributed to a total decrease in revenues of $10.1 million

•
The expiration of the operating lease agreements for vessels M/T Eco Bel Air and M/T Eco Beverly Hills on December 15, 2025, and December 22, 2025, respectively, that decreased the calendar, available and operating days by 25 days that contributed to a total decrease in revenues of $0.6 million

•	The 4 off hire days of M/T Eco West Coast in July 2025 and the 2 off hire days of M/T Eco Bel Air in September 2025 contributed to a decrease in revenues of $0.2 million.

The above decreases in revenues were offset by the following:

•
During 2024 vessels, M/T Eco Bel Air and M/T Eco Beverly Hills underwent their scheduled dry-docks that resulted in off hire days and reduced their revenues by $0.8 million in aggregate, when compared to 2025.

2.          Vessel depreciation

During the year ended December 31, 2025, Vessel depreciation of the tanker segment decreased by $1.8 million, or 13%, compared to the same period in 2024, due to the consummation of the spin-off on August 1, 2025 that decreased the calendar days of vessels M/T Eco West Coast and M/T Eco Malibu by 306 days (153 days each) that contributed to a total decrease in depreciation expense of $1.8 million.

3.           Voyage expenses

During the year ended December 31, 2025, Voyage expenses of the tanker segment decreased by $0.4 million, or 21%, compared to the same period in 2024, mainly because M/Ts Marina Del Rey, Eco Bel Air and Eco Beverly Hills underwent their scheduled dry-docking in 2024. During the dry dockings off-hire period, all bunkers that the vessels use are not borne by the vessel’s charterers but by us, resulting in increased bunker expenses of $0.4 million.

4.           Dry-docking costs

Refer to discussion under ‘Results of Operations for the fiscal years ended December 31 2024 and 2025’- ‘Dry-docking costs.’

5.           Vessel Operating Expenses

During the year ended December 31, 2025, vessel operating  expenses for the tanker segment decreased by $2.0 million or 10% due to the consummation of the spin-off on August 1, 2025 that decreased the calendar days of vessels M/T Eco West Coast and M/T Eco Malibu by 306 days (153 days each) that contributed to a total decrease in vessel operating expenses of $2.0 million.

The following table depicts changes in the operating income for 2024 compared to 2025 for the megayacht segment.

(Expressed in thousands of U.S. Dollars)	Year Ended December 31,		change
	2024	2025	YE24 v YE25
			$	%
Total charter revenues	-	4,351	4,351	100%
Voyage expenses	-	907	907	100%
Vessel operating expenses	-	1,313	1,313	100%
Vessel depreciation	-	685	685	100%
Management fees-related parties-direct	-	178	178	100%
Segment Operating income**	-	1,268	1,268	100%

**Does not include General and administrative expenses and Management fees related parties-indirect. See “Consolidated Results of Operations” above and “Item 18. Financial Statements—Note 18—Segment Reporting

We entered the megayacht business on April 11, 2025, and, accordingly, no comparative financial information exists for the year ended December 31, 2024.

1.	Total charter revenues

Time charter revenue for the megayacht segment is generated since the acquisition of M/Y Para Bellvm on April 11, 2025, and relates to revenues from the chartering of the respective megayacht.

2.	Vessel depreciation

 Vessel depreciation for the megayacht segment in 2025 relates to the depreciation expense from the purchase of M/Y Para Bellvm from April 11, 2025.

3.	Voyage expenses

Voyage expenses for the megayacht segment were incurred from M/Y Para Bellvm from April 11, 2025, and relates to bunkers and port expenses during idle days along with commissions on revenues.

4.	Vessel Operating Expenses

Vessel operating expenses for the megayacht segment relate to expenses incurred from the management of M/Y Para Bellvm from CSI since its acquisition on April 11, 2025, and include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and VAT, and other miscellaneous expenses.

5.	Management fees-related parties-direct

Management fees-related parties-direct for the megayacht segment relate to expense incurred from the operation of M/Y Para Bellvm since its acquisition on April 11, 2025, and relate to the outsourcing of all operational, technical and commercial functions relating to the chartering and operation of M/Y Para Bellvm to CSI.

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Note 2 to our consolidated financial statements included herein we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. However, we would not impair those vessels’ carrying value under our accounting impairment policy due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. During the past two years, since the market values of our tankers have been materially over their carrying amounts and the fair value of the megayacht M/Y Para Bellvm was higher compared to its carrying value, there was no need to follow through with an undiscounted cash flows analysis due to the absence of impairment indications for all the vessels of our fleet.

As of December 31, 2024 and 2025, we believe that the basic charter-free market values of our owned operating vessels are higher than the vessels’ carrying value by approximately 52.8% and 59.5%, respectively.

Our estimates of basic charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected they would be certified in class without notations of any kind. Our estimates are based on the estimated market values for the vessels received from third-party independent shipbrokers approved by our financing providers. Vessel values are highly volatile. Accordingly, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.

Please see “Item 3. Key Information—D. Risk Factors—Risks Related to our Industry—The international oil tanker industry has historically been both cyclical and volatile” and the discussion herein under the heading “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry.”

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow, long-term borrowing, including SLBs and short-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.

Our business is capital intensive, and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt, including SLBs secured by title on our vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of December 31, 2025, we had an indebtedness of $216.6 million, which after excluding unamortized financing fees and debt discounts amounts to a total indebtedness of $218.5 million. As of December 31, 2025, our cash and cash equivalent balances amounted to $22.2 million, held in U.S. Dollar accounts, $1.9 million of which are classified as restricted cash.

As of the date of this annual report our remaining contractual commitments for the acquisition of our newbuilding MR Tankers are $345.8 million ($nil in 2026 since the first instalment of a total of $61.0 million is already settled by the Company, $22.6 million in 2027, $126.6 million in 2028 and $196.6 million in 2029) which are financed at 85%, as a result of the conclusion of the sale and leaseback financing agreements with two major Chinese leasing companies. Furthermore, the Company has an additional contractual obligation to Central Mare Inc., as seller of the newbuilding MR Tankers contracts, of $19.6 million that is due on April 15, 2026 for which Central Mare may demand the payment in the form of newly-issued Series G Preferred Shares and thus for the portion settled as such, no cash outflow will be required (please see “Item 18. Financial Statements—Note 19—Subsequent Events”). We expect to finance our liquidity needs and our unfinanced contractual commitments with operational cash flow, debt or equity issuances, or a combination thereof. Hence in our opinion, will be able to finance our obligations that become due in the twelve-month period ending one year after December 31, 2025.

Our long-term liquidity requirements relate to expenditure relating to the operation and maintenance of our vessels and financing our capital commitments. Anticipated sources of funding for our long-term liquidity requirements include cash flows from operations and debt or equity issuances. Additional routine or strategic acquisitions may require the incurrence of additional indebtedness, including debt issuances, and/or additional equity issuances, which may be dilutive to our common shareholders.

Working Capital Requirements and Sources of Capital

As of December 31, 2025, we had a working capital deficit (current assets less current liabilities) of $15.5 million, which included an amount of $3.2 million relating to pre-collected revenue that is included in Unearned revenue in the accompanying consolidated balance sheets. This amount represents a current liability that does not require future cash settlement.

The Tanker SPA was consummated after December 31, 2025 and, as a result, we assumed commitments of approximately $61.0 million relating to the Newbuilding Tankers that fall within the 12-month period following December 31, 2025, which have been settled as of the date of this Annual Report. Approximately $51.9 million of this amount is financed pursuant to the sale and leaseback financings we entered into in connection with our acquisition of the Tanker SPVs.

Our operating cash flow, is expected to decrease when compared to the same period in 2025, since on August 1, 2025 we consummated the spin-off of Rubico and contributed two of our vessels (M/T Eco Malibu and M/T Eco West Coast) and furthermore, the operating lease of vessels M/Ts Eco Beverly Hills and Eco Bel Air expired in December 2025. This operating cash flow decrease will be partially offset by the full year of operations of M/Y Parra Bellvm, that was purchased in April 2025 and by lower interest expense resulting from the refinancing of our fleet in 2025 at lower interest margin rates and the anticipated lower SOFR relative to the 2025 average.

Cash Flow Information

Cash and cash equivalents and restricted cash were $11.6 million and $22.2 million as of December 31, 2024 and 2025 respectively.

Net Cash from Operating Activities.

Net cash provided by operating activities increased by $9.1 million, or 52.6%, for 2025 to $26.4 million, compared to $17.3 million for 2024.

 Adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2025, totaled $29.4 million. This consisted mainly of $12.3 million of depreciation expenses, $9.7 million of amortization of right of use assets from operating leases, $2.7 million of debt prepayment fees and $4.6 million of amortization and write offs of deferred financing costs and debt discounts. The cash inflow from operations was increased by a $1.5 million decrease in current assets and offset by a $7.5 million decrease in current liabilities.

Adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2024, totaled $25.9 million. This consisted mainly of $13.3 million of depreciation expenses, $9.8 million of amortization of right of use assets from operating leases and $2.8 million of amortization and write offs of deferred financing costs and debt discounts. The cash inflow from operations was offset by a $10.9 million decrease in current liabilities and a $2.8 million increase in current assets.

Net Cash from Investing Activities.

Net cash used in investing activities in the year ended December 31, 2025 was $1.3 million consisting of $11.5 million of cash paid for advances for asset acquisition from related parties, $9.0 million loan provided to related party and $9.3 million of cash paid for advances for vessels under construction, offset by $9.0 million collection of loan from related party and the $19.5 million consideration received for the disposal of assets to related parties that was consummated in March 31, 2026. .

Net cash used in investing activities in the year ended December 31, 2024, was $12.4 million, consisting of $24.0 million of cash paid for advances for asset acquisition from related parties, offset by $11.6 million of return of investments in unconsolidated joint ventures.

Net Cash from Financing Activities.

Net cash used in financing activities in the year ended December 31, 2025 was $14.5 million, consisting of $22.7 million of net consideration paid in excess of purchase price over book value, $193.2 million of principal payments and prepayments of long term debt, $1.8 million in payments of financing costs, $2.7 million of debt prepayment fees, $1.0 million of cash that was retained by Rubico Inc. on the spin-off distribution date and $0.1 million of payments for equity issuance costs. These were offset by $207.0 million proceeds from long term debt.

Net cash used in financing activities in the year ended December 31, 2024 was $33.2 million, consisting of $134.0 million of principal payments and prepayments of long term, $43.9 million of payments for our Series F Preferred Shares redemptions, $28.0 million of prepayments of short-term debt, $4.9 million repayment of Vessel fair value participation liability, $3.3 million in payments of financing costs and $0.1 million of payments for equity issuance costs. These were offset by $153.0 million proceeds from long term debt and $28.0 million proceeds from short term debt.

Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” in our Annual Report on Form 20-F, filed on April 14, 2025, where the 2024 cash flow information may be found.

Debt Facilities

For a more complete description of debt facilities entered into in the year ended December 31, 2025, as well as for a description of debt facilities entered into before the year ended December 31, 2025, please see “Item 18. Financial Statements—Note 7—Debt.”

Debt facilities repaid during the years ended December 31, 2024, and 2025

HSBC Bridge Loan

On January 15, 2024, we entered into the HSBC Bridge Loan with HSBC Private Bank (Suisse) SA for the purpose of partially financing the purchase of M/Ts Julius Caesar and Legio X Equestris, following the exercise of our purchase options under the CMBFL SLB (see “— New CMBFL SLBs”).  Under the HSBC Bridge Loan, we drew down $20.0 million on January 16, 2024, for the purchase of M/T Julius Caesar (which amount we repaid on January 18, 2024) and another $8.0 million on January 23, 2024, for the purchase of M/T Legio X Equestris (which amount we repaid on January 25, 2024). The HSBC Bridge Loan was for a maximum amount of $24.0 million at any time, carried an interest of 3% plus term SOFR and was guaranteed by Mr. Evangelos J. Pistiolis. For his guarantee, Mr. Evangelos J. Pistiolis charged us a 1% fee on the amounts drawn down under the HSBC Bridge Loan.

New Debt facilities

HSBC Facility

On February 7, 2023, the shipowning company that owns the M/Y Para Bellvm entered into a credit facility with HSBC Private Bank (Suisse) Sa (“HSBC”) for Euro 14.3 million for the financing of the M/Y Para Bellvm. This facility was drawn down in full and upon acquisition of the M/Y Parra Bellvm on April 11, 2025, was assumed by us. The credit facility is repayable in 28 consecutive quarterly instalments of Euro 0.4 million commencing in November 2023, plus a balloon instalment of Euro 4.3 million payable together with the last instalment. The facility contains various covenants, including (i) an asset cover ratio of 167% up to August 2025, 182% from August 2025 to August 2027 and 200% from August 2027 onwards, (ii) Debt Servicing Coverage Ratio shall be not less than 1.20:1, where “Debt Service” is defined as the aggregate of interest and repayment relating to the HSBC Facility and “Debt Servicing Coverage Ratio” means the ratio of EBITDA to Debt Service. (iii) minimum free liquidity of three months interest service.

New Financings Committed under Sale and Leaseback Agreements

New Huarong Facility

On October 17, October 24, October 31 and November 6, 2025, we consummated SLBs with China Huarong Shipping Financial Leasing Co Ltd. (“Huarong” and the “New Huarong Facility”) in the aggregate amount of $207.0 million for the purpose of refinancing the M/Ts Julius Caesar ($68.5 million), Legio X Equestris ($68.5 million), Eco Marina Del Rey ($28.0 million) and Eco Oceano CA ($42.0 million) respectively. The duration of the New Huarong Facility is ten years (except for M/T Marina Del Rey which is for seven years) at monthly bareboat hire rates of $0.3 million for each of the M/Ts Julius Caesar and Legio X Equestris and $0.2 million for each of the M/Ts Eco Marina Del Rey and Eco Oceano CA , plus interest based on the three months Term SOFR plus 1.95% per annum and at the end of the 10-year period (or 7-year period for M/T Eco Marina Del Rey) we have an obligation to buy back the vessels for $38.5 million for each of M/T Julius Caesar and M/T Legio X Equestris, $13.0 million for M/T Eco Marina Del Rey and $20.0 million for M/T Eco Oceano CA. We also have continuous options, after the first year, to buy back the vessels at purchase prices stipulated in the New Huarong Facility depending on when the option will be exercised. Concurrently with the entry into the New Huarong Facility, we entered into guarantees in connection with the entry by Rubico’s vessel owning subsidiaries, Roman Empire Inc. and Athenean Empire Inc., into SLBs with Huarong for the purpose of refinancing indebtedness relating to M/T Eco West Coast and M/T Eco Malibu, respectively, pursuant to which we guaranteed, among other things, their obligations under the SLBs in an aggregate amount of $84.0 million. The New Huarong Facility has similar customary covenants and event of default clauses as the SLBs that preceded them, as further described in “Item 18. Financial Statements—Note 7—Debt.

Newbuilding Tankers Facilities

On February 18, 2026, we entered into the Tanker SPA. As a condition to closing of the acquisition of the Tanker SPVs, Central Mare has arranged for sale and leaseback financing agreements with two major Chinese leasing companies, which we entered into on March 9 and March 18, 2026, respectively. These Newbuilding Tankers Facilities amount to, in aggregate $345.8 million, being 85% of the instalments payable under the shipbuilding contracts that is also applied to the pre-delivery installments. The aggregate amount of instalments payable under the shipbuilding contracts is $406.8 million. The Newbuilding Tankers Facilities bear an interest rate of Term SOFR plus a margin of 1.80%. Under this financing, upon delivery of each vessel, we will make quarterly instalment payments of $0.5 million over a period of 10 years with a balloon payment of $18.2 million payable together with the last instalment. In addition, we have provided corporate guarantees in favour of the leasing companies.

Financings Committed under Sale and Leaseback Agreements repaid during the years ended December 31, 2024 and 2025

1st CMBFL Facility

On January 16 and January 23, 2024, we exercised our purchase options under the CMBFL SLB and took full ownership of M/Ts Julius Caesar and Legio X Equestris for $48.6 million and $49.3 million, respectively. Following the purchase of the vessels that was funded with cash and the HSBC Bridge Loan, on January 18 and January 25, 2024, we concluded SLBs (the “New CMBFL SLBs”) for the financing of M/Ts Julius Caesar and Legio X Equestris respectively from the same institution (CMBFL). The duration of the New CMBFL SLBs was eight years and we had continuous options, after the first year, to buy back the vessels at purchase prices stipulated in the New CMBFL SLBs depending on when the option would be exercised. At the end of the eight-year period, we had an option to buy back the vessels for a consideration of $37.5 million per vessel. The New CMBFL SLBs had a fixed bareboat hire rate of $7.3 million per annum, which included both interest and repayment. The consideration from the New CMBFL SLBs amounted to $125.0 million ($62.5 million per vessel) and the SLBs had similar customary covenants and event of default clauses as the SLBs that preceded them with CMBFL, as further described in “Item 18. Financial Statements—Note 7—Debt.” On October 17 and October 24, 2025, we exercised our purchase option for the M/Ts Julius Caesar and Legio X Equestris for $58.2 million for each vessel, using part of the proceeds from the New Huarong Facility.

Cargill Facility

On June 29, 2018, we entered into an SLB and a five-year time charter with Cargill, a non-affiliated party, for our newbuilding vessel M/T Eco Marina Del Rey delivered in March 2019. Consummation of the SLB took place on the vessel’s delivery date. Following the sale, we bareboat chartered back the vessel at a bareboat hire rate of $8,600 per day and simultaneously the vessel commenced its five-year time charter with Cargill. As part of this transaction, we had the obligation to buy back the vessel at the end of the five-year period for $22.7 million. The facility also contained a fair value appreciation sharing provision, whereby we had to share with Cargill 25% of the excess of the fair market value of the vessel over a predetermined amount amortized on a daily basis to the facility’s maturity or to when the vessel was sold. We purchased the vessel on May 1, 2024, for $22.7 million and settled the fair value participation (that as of the date of the purchase was $5.0 million) with funds from the 2nd CMBFL Facility (see below).

2nd CMBFL Facility

On May 1, 2024, we consummated an SLB with CMBFL (the “2nd CMBFL Facility”), for M/T Eco Marina Del Rey. Following the sale, we bareboat chartered back the vessel for a period of seven years at bareboat hire rates comprising of 28 consecutive quarterly installments of $0.5 million and a balloon payment of $14.0 million payable together with the last installment, plus interest based on the three months term SOFR plus 2.60%. As part of this transaction, we had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised and at the end of the seven-year period we had an option to buy back the vessel at a cost represented by the balloon payment. The gross proceeds from the sale were $28.0 million. On October 31, 2025, we exercised our purchase option for the M/T Eco Marina Del Rey for $25.5 million using part of the proceeds from the New Huarong Facility.

AVIC Sale and Leaseback

On March 2, 2022, we entered into an SLB with AVIC, for our newbuilding vessel Eco Oceano Ca. Consummation of the SLB took place on March 4, 2022. Following the sale, we had bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 40 consecutive quarterly instalments of $0.68 million and a balloon payment of $21.2 million payable together with the last instalment, plus interest based on the three months LIBOR plus 3.00%. As part of this transaction, we had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised and at the end of the ten-year period, we had an obligation to buy back the vessel at a cost represented by the balloon payment. On November 6, 2025, we exercised our purchase option for the M/T Eco Oceano Ca for $38.0 million using part of the proceeds from the New Huarong Facility.

2nd AVIC Sale and Leaseback

On December 14, 2023, we consummated an SLB with AVIC in the amount of $41.0 million, for the purpose of refinancing the indebtedness secured over the M/T Eco West Coast. We bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly instalments of $0.18 million and a balloon payment of $19.0 million payable together with the last instalment, plus interest based on Term SOFR plus 2.65% per annum. As part of this transaction, we had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised. At the end of the ten-year period, we had an obligation to buy back the vessel at a cost represented by the balloon payment. The outstanding balance of the 2nd  AVIC Sale and Leaseback on the spin-off distribution date, amounting to $37.3 million, was transferred to Rubico following completion of the Spin-Off.

Huarong Sale and Leaseback

On December 20, 2023, we consummated an SLB with Huarong (the “Huarong SLB”) in the amount of $41.0 million, for the purpose of refinancing the indebtedness secured over the M/T Eco Malibu. We bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly instalments of $0.18 million and a balloon payment of $19.0 million payable together with the last instalment, plus interest based on Term SOFR plus 2.50% per annum. As part of this transaction, we had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised. At the end of the ten-year period, we had an obligation to buy back the vessel at a cost represented by the balloon payment. The outstanding balance of the Huarong SLB on the spin off distribution date, amounting to $37.5 million, was transferred to Rubico following completion of the Spin-Off.

Covenant Compliance

As of December 31, 2025, we were in compliance with all covenants with respect to our financing facilities.

Operating Leases

On December 1 and December 10, 2020, we sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air, respectively, to an unaffiliated third party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. We did not have any option or obligation to buy back the vessels. The abovementioned sale and leaseback transactions contained customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis could not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. Part of these covenants was a requirement to maintain a minimum liquidity of $4 million at all times which was certified bi-annually. As of December 22, 2025, the Navigare Lease expired and both M/T Eco Beverly Hills and M/T Eco Bel Air were delivered to their owner.

Please see “Item 18. Financial Statements—Note 6—Leases” for more detailed information.

C.	Research and Development, Patents and Licenses, Etc.

None.

D.	Trend Information

Tankers

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2025, the BDTI reached a high of 1,468 and a low of 799 while the BCTI reached a high of 885 and a low of 534. Historically and even more so since the start of the financial crisis in 2008 the performance of the BDTI and the BCTI have been characterized by high volatility. Although the BDTI and the BCTI were 3,727 and 1,947 respectively as of March 27, 2025, there can be no assurance that the tanker charter market will continue to increase, and the market could again decline.

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

The ongoing military conflict between Israel and Hamas has had a direct and indirect impact on the trade of crude oil and refined petroleum products. In addition, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. Under a May 2025 agreement, the Houthi militant group declared that it would stop targeting most commercial ships crossing the Red Sea, although in July 2025 the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which, if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. Heightened security risks because of attacks on merchant vessels transiting through the Red Sea to or from the Suez Canal has led to an increase in ton-mile demand for vessels as more vessel owners are opting to re-route their vessels around the Cape of Good Hope.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. One of our vessels, the M/T Legio X Equestris, chartered to Trafigura, is currently operating within the Persian Gulf. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector.

In general, war and global conflicts can have direct and indirect impact on the trade of crude oil and refined petroleum products. The effect, if any, of any particular war or conflict is hard to predict in consequences, severity and length of time, but could have an impact on shipping and the tanker market.

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

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs and investment in the territories and countries where we or our customers operate, or the perception that they may occur, can depress shipping demand and amplify volatility in the tanker market. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed via the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented temporary, 150-day 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 are set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

Megayachts

The global superyacht market continues to exhibit a concentrated fleet structure, with the 30–40 metre segment representing approximately 63% of vessels currently in operation. Yachts within the 40–50 metre category account for an additional 21%, while vessels exceeding 80 metres comprise roughly 3% of the global fleet. In aggregate, more than 5,000 luxury yachts over 24 metres are currently in operation worldwide, reflecting the sustained expansion of the sector over the past several decades. Between 2010 and 2020, new‑build deliveries averaged approximately 100 new yachts annually, demonstrating relatively consistent shipyard output during that period. The commercial charter market has expanded in parallel, with over 2,300 yachts exceeding 20 metres participating in the global superyacht charter fleet, contributing to increased competition and greater emphasis on differentiation among commercially operated vessels.

The recreational and megayacht markets are entering 2026 in a phase of measured normalization following the demand surge experienced during the post‑pandemic period and the subsequent macroeconomic tightening that followed. Available market forecasts anticipate that the broader recreational boating sector will maintain a compound annual growth rate of approximately 5% over the medium term, supported by growth in high‑net‑worth populations, continued expansion in marine tourism activity, and rising adoption of shared‑use, fractional ownership, and charter models. Despite these supportive long‑term trends, near‑term demand conditions remain influenced by ongoing economic uncertainty, which has moderated discretionary spending and contributed to softer new‑build activity in certain regions.

Several structural developments continue to influence competitive dynamics and cost structures across the sector. These include increased adoption of hybrid and alternative propulsion systems, evolving environmental regulations—particularly those governing emissions and operating restrictions in protected marine areas—and the accelerating integration of advanced connectivity and automation technologies. Management believes these factors are shaping a market environment characterized by more selective customer demand, an increased emphasis on operational efficiency and sustainability, and continued opportunity for growth within differentiated, higher‑value segments. However, the persistence of broader macroeconomic volatility could continue to affect order timing, charter activity, and overall fleet utilization, which may impact our operating results in future periods.

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

Critical accounting estimates are those that reflect significant judgments or uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates that involve a higher degree of judgment and the methods of their application. For a description of all our significant accounting estimates, see Note 2 to our consolidated financial statements included herein.

Vessel depreciation. We record the value of our vessels at their cost (which includes the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition such as initial repairs, improvements and delivery expenses to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard, except for the megayacht for which the estimated useful life is 30 years. Depreciation is based on cost of the vessel less its residual value which is estimated to be $430 per light-weight ton. An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in the residual value would have the effect of increasing the annual depreciation charge. The estimated residual value of the vessels may not represent the fair value at any one time since market prices of light-weight tons tend to fluctuate.

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance performed, harsh ocean-going and weather conditions that the vessel is subject to, or poor quality of the shipbuilding yard. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations become effective. Weak freight markets may result in owners scrapping more vessels and scrapping them earlier due to unattractive returns. An increase in the useful life of the vessel may result from superior vessel maintenance performed, favorable ocean-going and weather conditions the vessel is subjected to, superior quality of the shipbuilding yard, or high freight rates which result in owners scrapping the vessels later due to attractive cash flows.

Impairment of vessels: We evaluate the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of our long-lived assets are not recoverable. Such indicators of potential impairment include vessel sales and purchases, business plans and overall market conditions. If there are indications for impairment present, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value.

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

In order to perform the undiscounted cash flow test for our vessels, we make assumptions about future charter rates, commissions, vessel operating expenses, dry-dock costs, fleet utilization, scrap rates used to calculate estimated proceeds at the end of vessels’ useful lives and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows for our tanker vessels are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the ten year historical averages of the one-year, three-year and five-year time charter rates) over the remaining useful life of each vessel, which we estimate to be 25 years from the date of initial delivery from the shipyard. The projected net operating cash flows for our yacht vessel are determined by considering the charter revenues from existing time charters for the fixed  days, if any and an estimated daily time charter equivalent for the unfixed days (based on the historical averages of the respective yacht and projections derived from yacht brokers) over the remaining useful life of our yacht, which we estimate to be 30 years from the date of initial delivery from the shipyard.  The expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical data, adjusted annually assuming an average annual inflation derived from the most recent twenty-year average consumer price index. Effective fleet utilization, average commissions, dry-dock costs and scrap values are also based on historical data.

In both 2024 and 2025, the charter-free market values of our tankers were materially over their carrying value. Furthermore, in 2025 the basic charter-free market value of our owned megayacht exceeded its carrying value. As such we had no indicators of potential impairment and did not perform the undiscounted cash flow test for any vessel of our fleet. Therefore, for the years ended December 31, 2024 and 2025, this is not considered a critical accounting estimate.

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

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	53	Director, President, Chief Executive Officer
Alexandros Tsirikos	51	Director, Chief Financial Officer
Konstantinos Karelas	52	Independent Non-Executive Director
Maria Zoupou	50	Independent Non-Executive Director
Paolo Javarone	53	Independent Non-Executive Director

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

Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos is a U.K. qualified Chartered Accountant (ACA) and has been employed by TOP Ships Inc. since July 2007 as our Corporate Development Officer. Prior to joining TOP Ships Inc., Mr. Tsirikos was a manager with PricewaterhouseCoopers (“PwC”) where he worked as a member of the PwC Advisory team and the PwC Assurance team, thereby drawing experience both from consulting as well as auditing. As a member of PwC’s Advisory team, he led and participated in numerous projects in the public and the private sectors, including strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the PwC’s Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards (“IFRS”) technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master’s of Science in Shipping Trade and Finance from City University of London and a bachelor’s degree with honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.

Konstantinos Karelas has served on our Board of Directors and has been member of the Audit Committee since April 2014. Since 2008, Mr. Karelas has served as the President and CEO of Europe Cold Storages SA, one of the leading companies in the field of refrigeration logistics.

Maria Zoupou has served on our Board of Directors and has been a member of the Audit Committee, Compensation Committee and Nominating and Governance Committee since August1, 2025. Ms. Zoupou has more than 26 years of international business experience in the areas of finance and banking. She has served in executive positions of Alpha Finance investment bank and of Alpha Bank in Athens and in London with a main focus in private banking and compliance departments and has been instrumental in structuring products and processes of the banks private banking department. Ms. Zoupou holds a Diploma in Public Relations and Executive Studies from the University of Sunderland and a Diploma in Public Relations from the Greek American Institute.

Paolo Javarone has served on our Board of Directors since September 1, 2014. Mr. Javarone is a member of the Italian Shipbrokers Association. From 2015, Mr. Javarone has been working for Shipping 360 Ltd, a boutique shipbroking company with offices in London and Monaco and before that he has been working since 2000 for Sernavimar S.R.L., one of the most reputable shipbroking houses in Italy, which cooperates with many of the oil major companies and trading associations of the industry. From 1994 to 2000, Mr. Javarone worked for Genoa Sea Brokers in the tanker wing of the company specializing in clean petroleum products and edible markets. Previously, Mr. Javarone worked for S.a.n.a. Eur, a company based in Rome, Italy, where he was tasked with supplying energy and offshore supply. Before S.a.n.a., Mr. Javarone worked for Sidermar di Navigazione S.P.A. in the dry cargo field. Mr. Javarone holds a Shipbroker degree from National Agents Association Shipbroking School in Italy and a degree in Shipping Economics and Law from Nautical Maritime School in Italy.

B.	Compensation

On September 1, 2010, we entered into separate agreements with Central Mare, pursuant to which Central Mare furnishes our two executive officers and a number of managerial and administrative employees as described below. During the fiscal year ended December 31, 2025, we paid to the members of our senior management and to our directors aggregate compensation of $0.4 million and declared a $6.0 million bonus to our Chief Executive Officer, which was paid on October 20, 2025. We do not have a retirement plan for our officers or directors and we did not issue any stock options or other securities to them as part of compensation for the fiscal year ended December 31, 2025.

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

Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have two executive directors and three independent non-executive directors. The terms of our Class I directors, Maria Zoupou and Evangelos J. Pistiolis, expire at the annual general meeting of shareholders in 2026. The terms of our Class II directors, Paolo Javarone and Konstantinos Karelas, expire at the annual general meeting of shareholders in 2027. The term of our Class III director, Alexandros Tsirikos, expires at the annual general meeting of shareholders in 2028.

Committees of our Board of Directors

We currently have an audit committee composed of three independent members, who are responsible for reviewing our accounting controls and recommending to our Board of Directors the engagement of our outside auditors. Konstantinos Karelas, Paolo Javarone and Maria Zoupou (Chairman), whose biographical details are included in “Item 6. Directors, Senior Management and Employees” of this Annual Report, are the members of the audit committee, and our Board of Directors has determined that they are independent under the NYSE American corporate governance rules.

Our compensation committee and nominating and governance committees are currently composed of the following three members: Konstantinos Karelas, Paolo Javarone and Maria Zoupou. The compensation committee carries out our Board of Directors’ responsibilities relating to compensation of our executive and non-executive officers and provides such other guidance with respect to compensation matters as the committee deems appropriate. The nominating and governance committee assists our Board of Directors in: (i) identifying, evaluating and making recommendations to our Board of Directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill vacancies on our Board of Directors; (ii) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to us; and (iii) reviewing our overall corporate governance and recommending improvements to our Board of Directors from time to time.

As a foreign private issuer, we are exempt from certain NYSE American requirements that are applicable to U.S. domestic companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE American, please see “Item 16G. Corporate Governance.”

D.	Employees

We have no direct employees, while our two executive officers and a number of managerial and administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2023, 2024 and 2025, we employed 178, 170 and 86 sea-going employees, indirectly through our Fleet Manager.

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

The following table sets forth the beneficial ownership of our voting securities, comprised of our common shares and Series D Preferred Shares, as of the date of this Annual Report, held by: (i) each person or entity that we know beneficially owns 5% or more of our common shares and (ii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. On February 18, 2026, we entered into the Tanker SPA to purchase the Tanker SPVs, the companies that will acquire ownership of the Newbuilding Tankers. Upon consummation of the Tanker SPA in March 2026, we settled $14.0 million of the consideration for the Tanker SPA by issuing 14,000 Series G Preferred Shares. As of the date of this Annual Report, 14,000 Series G Preferred Shares are outstanding. All shareholders of common stock are entitled to one vote for each common share held and holders of our Series D Preferred Shares and Series G Preferred Shares are entitled to 1,000 votes per Series D Preferred Share or Series G Preferred Share held.  Percentages in the table below are based on 5,430,519 common shares, 14,000 Series G Preferred Shares and 100,000 Series D Preferred Shares outstanding as of March 31, 2026.

Name and Address of Beneficial Owner	Number of Shares Owned	Percentage of Class	Percentage of Total Voting Power
Lax Trust (1)	100,000 Series D Preferred Shares (1)	100%	83.7	3%
3 Sororibus Trust(2)	2,930,718 Common Shares	53.97%	2.4	5%
Evangelos J. Pistiolis(3)	440,711 Common Shares	8.12%	0.3	7%
Central Mare Inc. (5)	14,000 Series G Preferred Shares	100%	11.7	2%
Executive officers, directors and key employees(4)	0 Common Shares	0.00%	0.0	0%

(1)
The Lax Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The above percentage of total voting power is based on 100,000,000 votes carried by the outstanding Series D Preferred Shares (1,000 votes per Series D Preferred Share held).

(2)
The above information is derived, in part, from the Amendment No. 39 to the 13D/A filed with the SEC on February 14, 2024. 3 Sororibus Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis. The business address of 3 Sororibus Trust is 31 Kitiou Kyprianou, 3036, Limassol, Cyprus. 3 Sororibus Trust is the sole shareholder of Family Trading Inc. (“Family Trading”), a Marshall Islands corporation, and may be deemed to beneficially own all of the common shares beneficially owned by Family Trading.

(3)	The above information is derived, in part, from the Amendment No. 39 to the 13D/A filed with the SEC on February 14, 2024.
(4)	Excludes the shares held by Mr. Evangelos J. Pistiolis that are reported elsewhere in this table.
(5)
Central Mare Inc. is a company affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of Central Mare is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH 96960, Republic of the Marshall Islands. No holder of Series G Preferred Shares may exercise voting rights pursuant to Series G Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series G Perpetual Convertible Preferred Shares, common shares or otherwise) to exceed 19.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders.

As of March 31, 2026, we had one shareholder of record, Cede & Co, which is located in the United States and held an aggregate of 5,430,519 of our common shares, representing 100% of our outstanding common shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Please also see “Item 18. Financial Statements—Note 5—Transactions with Related Parties.”

(a) Central Mare – Executive Officers and Other Personnel Agreements

On September 1, 2010, we entered into separate agreements with Central Mare, a related party affiliated with the family of our President, Chief Executive Officer and Director, Mr. Evangelos J. Pistiolis, pursuant to which Central Mare provides us with our executive officers (Chief Executive Officer, Chief Financial Officer) and certain managerial and administrative employees .

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2023, 2024 and 2025 were $0.4 million per year.

(b) Central Shipping Inc. (“CSI”) – Letter Agreement and Management Agreements

On January 1, 2019, we entered into a letter agreement with CSI (“CSI Letter Agreement”), a related party affiliated with the family of Mr. Evangelos J. Pistiolis and on the same date we entered into management agreements (the “CSI Management Agreements”), between CSI and our vessel-owning subsidiaries respectively. The CSI Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the CSI Letter Agreement.

Pursuant to the CSI Letter Agreement, as well as the CSI Management Agreements concluded between CSI and our vessel-owning subsidiaries, we pay a management fee of $670 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the CSI Management Agreements provide for payment to CSI of: (i) $609 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of our newbuilding vessels while the vessels are under construction, for which we pay CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSI provides, at cost, all accounting, reporting and administrative services. Finally, the CSI Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at our discretion. The CSI Management Agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the CSI Management Agreements, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and, if CPI is less than 2%, then a 2% increase is effected and if CPI is more than 5%, then a 5% increase is effected.

On July 15, 2025, prior to the consummation of the Spin-Off, Rubico entered into a letter agreement with our Fleet Manager, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, that details the terms on which any vessels it may acquire will be managed. Both the Athenean Empire Inc. and the Roman Empire Inc., Rubico’s vessel-owning subsidiaries, have entered into management agreements with our Fleet Manager on May 28, 2020.

Further, on January 22, 2026, effective as of August 1, 2025, Rubico entered into an executive services agreement with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, pursuant to which Central Mare will furnish Rubico’s executive officers.

The fees charged by and expenses relating to CSI for the years ended December 31, 2023, 2024 and 2025 were $3.4 million, $4.0 million and $4.9 million, respectively. For the years ended December 31, 2023, 2024 and 2025.

(c) Issuance of Series E Preferred Shares to Family Trading Inc (“Family Trading”)

On September 8, 2021, pursuant to a Sale and Purchase Agreement between the Issuer and Zizzy Charter Co. dated September 8, 2021, we issued 2,188 Series E Preferred Shares to Family Trading as partial settlement of the consideration outstanding for the purchase of an additional 65% ownership interest in each of Julius Caesar Inc. and Legio X Inc., each a party to shipbuilding contracts for VLCC Julius Caesar and VLCC Legio X Equestris, respectively, from a party affiliated with Mr. Evangelos J. Pistiolis. On December 6, 2023, Family Trading converted all of its 13,452 Series E Preferred Shares into 2,930,718 Common Shares pursuant to the terms of the Series E Preferred Shares, at a Series E Conversion Price of $4.59. All converted Series E Preferred Shares were cancelled upon conversion and we currently have no Series E Preferred Shares outstanding.

(d) Charter Parties with Central Tankers Chartering

On January 6, 2021 we acquired a shipowning company from an entity affiliated with Mr. Evangelos J. Pistiolis that owned M/T Eco Oceano CA which was party to a time charter, with Central Tankers Chartering Inc, for a firm duration of five years at a gross daily rate of $32,450, with two optional years at $33,950 and $35,450 at Central Tankers Chartering’s option. The time charter commenced on the date of delivery. On February 22, 2022 we amended the previously agreed time charter with Central Tankers Chartering and increased its firm period from five years to 15 years and reduced the daily rate from $32,450 to $24,500. This transaction was approved by a special committee of our Board of Directors, of which all of the directors were independent, after obtaining a fairness opinion from an independent financial advisor. On December 31, 2025, we further amended the time charter with Central Tankers Chartering, decreasing its firm period to five years, starting from January 1, 2026 and increasing the daily rate to $30,000 per day. This transaction was approved by a special committee of our Board of Directors, of which all of the directors were independent, after obtaining a fairness opinion from an independent financial advisor.

(e) Personal Guarantees by Mr. Evangelos J. Pistiolis and Related Amendments to the Series D Preferred Shares.

As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters connected to the lease and in exchange, we agreed to indemnify him for any losses suffered as a result of the guarantee provided, and we amended the Certificate of Designation governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. This personal guarantee came into effect in the case 120 days passed and we were still unable to pay down all amounts due under the Navigare Lease, with the exception of amounts due to Navigare due to a total loss, where in this case the personal guarantee would cover an amount equal to all unpaid charter hire and a further amount equivalent to all future charter hire that would have accrued from the date of the total loss up to the end of the charter period and was callable 200 days after the date of the total loss. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by the Company’s Board of Directors, including all three independent directors. The Navigare Lease and the related personal guarantees terminated in December 2025. Subsequent to the expiration of the Navigare Lease, the amendment to the Certificate of Designations adjusting the voting rights per share of the Series D Preferred Shares was automatically terminated, and the voting rights of the Series D Preferred Shares reverted to their pre-amendment terms.

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

(g) HSBC Bridge Guarantee

On January 15, 2024 we entered into a bridge loan with HSBC. As a prerequisite for granting the loan HSBC requested a personal guarantee from Mr. Evangelos J. Pistiolis, which he provided in exchange for an arrangement fee of 1.00%.

(h) Evangelos J. Pistiolis – Share Purchase Agreements

On June 14, 2024, we entered into a non-binding letter of intent (the “No-Shop LOI”), with Mr. Evangelos J. Pistiolis whereby the latter was precluded from marketing or selling the megayacht M/Y Para Bellvm (100% owned by him) except to us for one month. The consideration for the No-Shop LOI was $1.0 million. The No-Shop LOI consideration was applied to the purchase price of the Para Bellvm. On July 12, 2024, we entered into the Para Bellvm SPA with Evangelos J. Pistiolis for the purchase of the shares of the ship owning company that owns 100% of the megayacht M/Y Para Bellvm for a consideration of $20.0 million. The M/Y Para Bellvm was delivered to us on April 11, 2025.

On November 25, 2024 we entered into a non-binding letter of intent (the “New No-Shop LOI”), with Mr. Evangelos J. Pistiolis whereby the latter was precluded from marketing or selling the Newbuilding Yacht except to us up to June 30, 2025. The consideration for the New No-Shop LOI was $4.0 million (the “New Yacht LOI Advance”). On April 11, 2025 we entered into the New Yacht SPA for the purchase of 100% of the ship owning company that will own the Newbuilding Yacht for a consideration of $27.0 million (the “New Yacht Consideration”) and we settled $9.3 million of the New Yacht Consideration by netting of the New Yacht LOI Advance and by paying $5.3 million to Mr. Evangelos J. Pistiolis. The remaining amount of the New Yacht Consideration had been settled by November 13, 2025. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by a special committee of our Board of Directors, consisting of all three of our independent Directors, after obtaining a fairness opinion from an independent financial advisor.

(i) Contribution and Conveyance Agreement

Prior to the consummation of the Spin-Off, we entered into a contribution and conveyance agreement with Rubico (the “Contribution and Conveyance Agreement”). Pursuant to the Contribution and Conveyance Agreement, we, in conjunction with the Spin-Off, (i) contributed Athenean Empire Inc. and Roman Empire Inc. and (ii) agreed to indemnify Rubico, Athenean Empire Inc.and Roman Empire Inc. for any and all obligations and other liabilities arising from or relating to the operation, management or employment of M/Ts Eco Malibu and Eco West Coast prior to the effective date of the Spin-Off.

(j) Rubico Spin-Off

On August 11, 2022, Rubico was incorporated by us, under the laws of the Republic of the Marshall Islands to serve as the holding company of the Athenean Empire Predecessor and the Roman Empire Predecessor in connection with the Spin-Off that were contributed to Rubico by us in connection with the Spin-Off. Additionally, in connection with the Spin-Off, the Series D preferred shares of Rubico were distributed to the holder of our Series D Preferred Shares, Lax Trust, to mirror the rights of our Series D Preferred Shares.

Following the Spin-Off, we and Rubico became independent publicly traded companies. The Spin-Off distribution was pro rata to the beneficial holders of our outstanding common shares and to beneficial holders of our outstanding common stock purchase warrants on an as-exercised basis to the extent such warrants contain anti-dilution provisions conferred an interest equivalent to the Spin-Off distribution, so that such holders maintained the same proportionate interest (on a fully-diluted basis) in each respective class of our shares and Rubico’s shares both immediately before and immediately after the Spin-Off.

(k) Real Estate Letter of Intent

On November 21, 2025, we entered into the Real Estate LOI for the potential acquisition of certain residential real estate assets in Dubai from a company affiliated with Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. Under the Real Estate LOI, we have been granted an exclusive right and an option to acquire all or a portfolio of assets with an estimate aggregate market value in excess of $200 million. The purchase price on exercise of the option with respect to any of the properties will be at a 10% discount to fair market value as determined by two independent appraisals. On November 24, 2025, December 2, 2025 and January 5, 2026, we made advance cash payments at an aggregate amount of $23.5 million to be credited against the acquisition price or refunded to the extent we do not elect to exercise the purchase option. The option was to expire 90 days following this advance payment, but was extended on March 24, 2026, up to May 31, 2026. The entry into the Real Estate LOI was approved by a Special Committee composed of independent members of our Board of Directors (the “Special Committee”). The exercise of the purchase option remains subject to the approval of our Special Committee. During the option period the Special Committee will conduct a due diligence process and evaluation of the potential transaction taking into account market conditions and other factors.

(l) Rubico Inc. – Letter of Intent / Share Purchase Agreement

On December 4, 2025, we entered into the Newbuilding LOI for the potential acquisition by Rubico from us of the Newbuilding Yacht. Rubico paid a $4.0 million advance that was credited against the New Yacht Consideration.

On December 31, 2025, we entered into the Newbuilding SPA with Rubico to sell Roman Explorer for a purchase price of $38.0 million (the “Newbuilding Yacht Consideration”) payable in installments over a period of 300 days following our entry into the Newbuilding SPA. Under certain circumstances we can demand the payment of installments in the form of newly-issued Series E Perpetual Convertible Preferred Shares of Rubico. Upon signing the Newbuilding SPA we settled $19.5 million of the Newbuilding Yacht Consideration by netting the $4.0 million advance and by paying $15.5 million. In 2026, further instalment payments of $9.0 million were made and on March 31, 2026, the Newbuilding SPA was consummated. The outstanding consideration from the Newbuilding Yacht Consideration, payable to us as of March 31, 2026, amounts to $9.5 million and is payable up to October 2026 A special independent committee composed of independent members of our Board of Directors negotiated and approved the sale, after obtaining a fairness opinion from an independent financial advisor.

(m) Central Mare – Share Purchase Agreement

On February 18, 2026, we entered into the Tanker SPA with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, to purchase each of Roman Shark I Inc., Roman Shark II Inc., Roman Shark III Inc., Roman Shark IV Inc., Roman Shark V Inc., Roman Shark VI Inc., Roman Shark VII Inc., Roman Shark VIII Inc., and Roman Shark X Inc. (the “Tanker SPVs”) that have entered into shipbuilding contracts, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of the Newbuilding Tankers. The Newbuilding Tankers are scheduled for delivery during 2028 and 2029. The purchase price for all of the Tanker SPVs is $41.1 million (the “Purchase Price”) of which $6.0 million was paid in cash upon the execution of the Tanker SPA, $1.5 million was paid in cash in March, 2026, and $14.0 million was settled through the issuance of 14,000 Series G Preferred Shares on March 31, 2026, the remaining $19.6 million balance of the Purchase Price is payable no later than April 15, 2026. As contemplated in the Tanker SPA, Central Mare can demand the payment of any unpaid part of the purchase price in the form of newly-issued Series G Preferred Shares. For a description of the Series G Preferred Shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Series G Perpetual Convertible Preferred Shares.” Furthermore, the form of the Certificate of Designation of the Series G Preferred Shares is filed as an exhibit to this Annual Report. Central Mare has also secured time charter employment with a major oil trader for all nine vessels, starting from their delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. As a condition to closing of the acquisition of the Tanker SPVs, Central Mare, has arranged  sale and leaseback financing agreements with two major Chinese leasing companies. The financings amount to an aggregate of 85% of the installments payable under the shipbuilding contracts for the nine newbuilding tanker vessels including pre-delivery instalments. The aggregate amount of installments payable under the nine shipbuilding contracts is $406.8 million. The financings bear an effective interest rate of Term SOFR plus a margin of 1.80%. Under the financings, upon delivery of each vessel we will make quarterly installment payments of $0.5 million per vessel over a period of 10 years with a balloon payment of $18.2 million for each vessel payable together with the last installment. The Company has also provided corporate guarantees in favor of the leasing companies.

(n) Rubico Inc. bridge loan (“Rubico  bridge loan”)

On November 7, 2025 we extended an unsecured short-term credit facility for up to $9.0 million to Rubico Inc. to facilitate the refinancing of its fleet. The facility bore interest of 6.0% per annum, an arrangement fee of 2.0% and a prepayment fee of 1.0% in case that Rubico prepaid the outstanding balance before its original maturity of 90 days after the drawdown date. Rubico prepaid the outstanding amount of $9.0 million on November 12, 2025 together with interest, arrangement fee and prepayment fee amounting in total to $0.3 million.

(o) Rubico Inc. bridge loan (“Rubico  bridge loan”)

In connection with the entry of Rubico’s vessel-owning subsidiaries, Athenean Empire Inc. and Roman Empire Inc., into SLBs with Huarong for the purpose of refinancing indebtedness relating to M/T Eco West Coast and M/T Eco Malibu, respectively, pursuant to which we guaranteed, among other things, their obligations under the SLBs in an aggregate amount of $84.0 million.

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

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

From July 23, 2004 to April 23, 2024, the primary trading market for our common shares was Nasdaq. Since April 24, 2024 the primary trading market for our common shares has been the NYSE American, on which our shares are now listed under the symbol “TOPS.”

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Purpose

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws, as further amended, do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which  4,626,197 shares were issued and outstanding as of December 31, 2025, and 20,000,000 preferred shares with par value of $0.01, of which 100,000 Series D Preferred Shares were issued and outstanding as of December 31, 2025. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

On September 14, 2016, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of September 22, 2016, by and between us and Computershare Trust Company, N.A., as rights agent (succeeded by our current transfer agent), described below under the section entitled “—Stockholders Rights Agreement.” In connection with the Stockholders Rights Agreement, we designated 1,000,000 shares as Series A Participating Preferred Stock, none of which were outstanding as of December 31, 2025.

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

Voting. Each Series D Preferred Share has the voting power of 1,000 common shares. As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters entered in connection with the lease, under certain circumstances, and in exchange, we amended the Certificate of Designation governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust would not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances, thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. The Navigare Lease expired in December 2025 and subsequently such provision adjusting the voting power of the Series D Preferred Shares has no effect.

Distributions. The Series D Preferred Shares shall have no dividend or distribution rights.

Maturity. The Series D Preferred Shares shall expire and all outstanding Series D Preferred Shares shall be redeemed by us for par value on the date that any financing facility with any financial institution, which requires that any member of the family of Mr. Evangelos J. Pistiolis maintains a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of our issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable. Currently the SLBs with Huarong and the financing arrangements for the Newbuilding Tankers have similar provisions that are satisfied via the existence of the Series D Preferred Shares.

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

As of March 31, 2026, the outstanding October 2022 Warrants are exercisable to purchase up to 89,393 common shares at an exercise price of $81.00 per share.

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

As of March 31, 2026, the outstanding Class C Warrants are exercisable to purchase up to 561,991 common shares at an exercise price of $16.20 per share.

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

As of March 31, 2026, the outstanding February 2023 Warrants are exercisable to purchase up to 837,094 common shares at an exercise price of $16.20 per share.

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

Governing Law. The February 2023 Warrants and the February 2023 Warrants Agreement are governed by New York law.

Description of Series G Perpetual Convertible Preferred Shares

On February 18, 2026, we entered into a share purchase agreement (the “Tanker SPA”) with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, to purchase the shares of certain entities (the “Tanker SPVs”) that have entered into shipbuilding contracts, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of nine 47,499 dwt MR chemical/product oil tankers. The purchase price for all of the Tanker SPVs is $41.1 million (the “Purchase Price”) of which $6.0 million was paid in cash upon the execution of the Tanker SPA, $1.5 million was paid in cash in March, 2026, $14.0 million was settled through the issuance of 14,000 Series G Preferred Shares on March 31, 2026 and the remaining $19.6 million balance of the Purchase Price is payable no later than April 15, 2026. As contemplated by the Tanker SPA, under certain circumstances Central Mare can demand the payment of installments in the form of newly-issued Series G Preferred Shares.

The following description of the characteristics of the Series G Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Form of the Certificate of Designation of Rights, Preferences and Privileges of Series G Perpetual Convertible Preferred Shares attached as an exhibit to our Report on Form 6-K filed with the SEC on February 23, 2026.

The Series G Preferred Shares have the following characteristics:

Conversion. The Company has the right, at any time and from time to time, subject to certain conditions, to convert in whole or in part (pro rata among the holders of Series G Preferred Shares) the Series G Preferred Shares then held by such holders into Common Shares at the conversion rate then in effect.

Each Series G Preferred Share is convertible into the number of the Registrant’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series G Conversion Price”): (i) 120% of the closing price of our common shares on the trading day immediately preceding the first issuance of Series G Preferred Shares, being $3.67 (ii) 80% of the lowest daily VWAP of the common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of our then outstanding convertible shares or warrants, (iv) the lowest issuance price of the common shares in any transaction from the date of the issuance of the Series G Preferred Shares onwards, but in no event will the Series G Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. Finally, the Series G Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock combinations, reclassifications or similar events affecting the Common shares.

Limitations of Conversion. Holders of the shares of Series G Preferred Shares shall be entitled to convert the Series G Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting. The holders of Series G Preferred Shares are entitled to the voting power of one thousand (1,000) of our common shares per Series G Preferred Share, provided that no holder of Series G Preferred Shares may exercise voting rights pursuant to Series G Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series G Perpetual Convertible Preferred Shares, Common Shares or otherwise) to exceed 19.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. The holders of Series G Preferred Shares and the holders of our common shares shall vote together as one class on all matters submitted to a vote of our shareholders. The holders of Series G Preferred Shares otherwise have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. The holders of Series G Preferred Shares are entitled to receive certain dividends and distributions paid to holders of common shares on an as-converted basis. Upon any liquidation, dissolution or winding up of the Company, the holders of Series G Preferred Shares shall be entitled to receive the net assets of our Company pari passu with the common shares.

Redemption. We at our option shall have the right to redeem a portion or all of the outstanding Series G Preferred Shares. We shall pay an amount equal to one thousand dollars ($1,000) per each Series G Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including the first anniversary of the first issuance of Series G Preferred Shares and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after the first anniversary of the first issuance of Series G Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, we shall first provide one business day advance written notice to the holders. Upon the expiration of the one business day period, we shall deliver to each holder the Redemption Amount with respect to the amount redeemed.

The Series G Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series G Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series G Preferred Shares computed on the basis of a 365-day year and the actual days elapsed.

Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series G Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. Our Board of Directors may fix a record date for the determination of holders of Series G Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Transfer Restrictions. The Series G Preferred Shares will be transferable without the consent of the Company, provided the holders of Series G Preferred Shares and their direct and indirect transferees are subject to the transfer restrictions of the Share Purchase Agreement, including that the Series G Preferred Shares shall not be sold or traded on any securities exchange or public market until March 15, 2028 and any transferee must agree to be bound by such terms. Any Common Shares issued on conversion of the Series G Perpetual Convertible Preferred Shares will be subject to the same transfer restrictions under the Share Purchase Agreement.

Ranking. All shares of Series G Preferred Shares shall rank pari passu with all classes of our common shares.

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

Stockholders Rights Agreement

On September 14, 2016, our Board of Directors declared a dividend of one preferred share purchase right  (each a “Right”), for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of September 22, 2016 (the “Rights Agreement”), by and between us and Computershare Trust Company, N.A. (now taken over by our new transfer agent, AST), as rights agent.

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

Exercise Price. Each Right allows its holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock (each a “Series A Preferred Share”), for an initial exercise price of $50.00, subject to adjustment pursuant to the Rights Agreement (the “Exercise Price”), once the Rights become exercisable. This portion of a Series A Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

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

The following represents the opinion of our United States and Marshall Islands tax counsel, Watson Farley & Williams LLP, and is a summary of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the ownership and disposition of our common shares. The discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (the “Treasury Regulations”) all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for the alternative minimum tax or the “base erosion and anti-avoidance” tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of the vote or value of our outstanding shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as capital assets. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of common shares.

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

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly-Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We believe that we satisfied the 50% Ownership Test for the 2025 taxable year and intend to take this position on our U.S. federal income tax return for the 2025 year. This is a factual determination made on an annual basis, and no assurance can be given that we will satisfy the 50% Ownership Test in future taxable years.

In order to satisfy the Publicly-Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock that is traded, are traded on the NYSE American. Therefore, in 2025, our common shares were “primarily traded” on the NYSE American. The Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, which is our only class of publicly-traded stock, did not constitute more than 50% of our outstanding shares by vote for the 2025 taxable year, and accordingly, we did not satisfy the listing threshold for the 2025 taxable year.

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

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE American on which our common shares are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We believe that we were not a PFIC for our 2025 taxable year, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2025 or 2026 taxable year, any dividends paid by us during 2026 will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC, and such vessel will be treated as an asset which produces or is held for the production of “passive income.”  On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

We believe that we were not a PFIC for our 2025 taxable year because we had no bareboat chartered-out vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC. The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, which election is referred to as a “Mark-to-Market Election.” A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “—Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election.”

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Making the Election. Alternatively, if, as is anticipated, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The common shares will be treated as “marketable stock” for this purpose if they are “regularly traded” on a “qualified exchange or other market.”  The common shares will be “regularly traded” on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. The NYSE American should be treated as a “qualified exchange or other market” for this purpose. However, it should be noted that a separate Mark-to-Market Election would need to be made with respect to each of our subsidiaries which is treated as a PFIC. The stock of these subsidiaries is not expected to be “marketable stock.”  Therefore, a “mark-to-market” election is not expected to be available with respect to these subsidiaries.

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

Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election

Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated, which U.S. Holder we refer to as a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common shares.

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

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “—Distributions.”

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

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on SOFR and Euribor (See “Item 18. Financial Statements—Note 7—Debt”). Furthermore, we may be subject to additional market risks relating to changes in interest rates when we take on additional indebtedness. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. As of December 31, 2025, our total indebtedness excluding unamortized financing fees and debt discounts was $218.5 million.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2025, a hypothetical one percentage point increase in the U.S. dollar SOFR and the Euribor would increase our interest rate expense for 2026, on an annualized basis, by approximately $2.2 million.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2024, a hypothetical one percentage point increase in the U.S. dollar SOFR would increase our interest rate expense for 2025, on an annualized basis, by approximately $1.4 million.

Foreign Exchange Rate Fluctuation

During 2025 we generated 94.6% of our revenues in U.S. dollars and 5.4% in Euro. We also incur certain expenses in currencies other than U.S. dollars, mainly the Euro. During 2025, approximately 94.1% of our expenses were in U.S. Dollars, 5.5% were in Euro and approximately 0.4% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2025 and using as an average exchange rate of $1.13 to €1, a 5% decrease  in the exchange rate to $1.0735 to €1 would result in an expense savings of approximately $0.2 million. Based on our total revenues in Euros a 5% decrease in the exchange rate would lead to a decrease in revenues of $0.2 million.

Based on our total expenses for the year ended December 31, 2024 and using as an average exchange rate of $1.0816 to €1, a 5% decrease in the exchange rate to $1.0275 to €1 would result in an expense savings of approximately $0.1 million. Since we had no revenues in Euros an inverse 5% change in the exchange rate would lead to an equivalent additional expense of the same amount.

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

Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our October 2022 Warrants, Class C Warrants, February 2023 Warrants, Series D Preferred Shares and Series G Preferred Shares relative to the rights of holders of our common shares.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2025.

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

Based on this evaluation, the chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective in providing reasonable assurance that information that was required to be disclosed by us in reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2025.

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

Aggregate fees billed to us for the years ended December 2024 and 2025 represent fees billed by our principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited. Audit and audit related fees represent compensation for professional services rendered for the audit of the consolidated financial statements, fees for the review of interim financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. In addition, it includes fees billed for professional services rendered for the audit and reviews of Rubico Inc. Predecessor financial statements, as well as in connection with (i) the issuance of related consents and (ii) the review of Rubico Inc.’s registration statement. For 2024 and 2025, no other non-audit, tax or other fees were charged.

U.S. dollars in thousands,	Year Ended
	2024	2025
Audit and audit related Fees	342.0	367.0

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

We have certified to the NYSE American that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Pursuant to an exception under the NYSE American listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE American listing standards. Pursuant to Section 110 of the NYSE American LLC Company Guide, we are required to list the significant differences between our corporate governance practices and the NYSE American standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Audit Committee. The NYSE American requires, among other things, that a listed company has an audit committee with a minimum of three independent members, at least one of whom meets certain standards of financial sophistication. As permitted under Marshall Islands law, our audit committee consists of three independent directors but we do not designate any one audit committee member as meeting the standards of financial sophistication.

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

•
Shareholder Approval of Equity Compensation Plans. The NYSE American requires listed companies to obtain prior shareholder approval to adopt or materially revise any equity compensation plan. As permitted under Marshall Islands law, we do not need prior shareholder approval to adopt or revise equity compensation plans.

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

•
Proxy Statements. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to the NYSE American pursuant to Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 120 and 180 days’ advance notice to properly introduce any business at a meeting of the shareholders.

Other than as noted above, we are in compliance with all other NYSE American corporate governance standards applicable to U.S. domestic issuers.

If at any time we cease to be a “foreign private issuer” under the rules of the NYSE American and the Exchange Act, as applicable, our board of directors will be required to take all action necessary to comply with the NYSE American corporate governance rules.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18. “Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The financial statements beginning on page F-1 are filed as a part of this annual report.

ITEM 19.	EXHIBITS

Number	Description of Exhibits
1.1	Third Amended and Restated Articles of Incorporation of TOP Ships Inc. (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed with the SEC on June 24, 2011)

1.2
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K, filed with the SEC on April 18, 2014)

1.3
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 15, 2016 (incorporated by reference to Exhibit 1.3 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 26, 2016)

1.4
Certificate of Correction to the Third Amended and Restated Articles of Incorporation, dated February 14, 2017 (incorporated by reference to Exhibit 1.4 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018)

1.5
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated May 10, 2017 (incorporated by reference to Exhibit 1.5 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018)

1.6
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated June 22, 2017 (incorporated by reference to Exhibit 1.6 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018)

1.7
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 2, 2017 (incorporated by reference to Exhibit 1.7 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018)

1.8
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated October 5, 2017 (incorporated by reference to Exhibit 1.8 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018)

1.9
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated March 23, 2018 (incorporated by reference to Exhibit 1.9 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018)

1.10
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 21, 2019 (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed with the SEC on August 22, 2019)

1.11
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 7, 2020 (incorporated by reference to Exhibit 1.11 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021)

1.12
Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated September 22, 2022 (incorporated by reference to Exhibit 1.12 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 3, 2023)

1.13	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K, filed with the SEC on March 9, 2007)

1.14	Amendment No. 1 to the Amended and Restated By-Laws (incorporated by reference to Exhibit 1 of the Company’s Current Report on Form 6-K, filed with the SEC on November 28, 2014)

2.1	Form of Share Certificate (incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2009)

2.2	Form of October 2022 Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed with the SEC on October 11, 2022)

2.3	Form of Class C Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 6-K, filed with the SEC on December 14, 2022)

2.4	Form of February 2023 Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 6-K, filed with the SEC on February 16, 2023)

2.5
Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of TOP Ships Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed with the SEC on September 22, 2016)

2.6
Statement of Designation, Preferences and Rights of the Series D Preferred Stock of TOP Ships Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed with the SEC on May 8, 2017)

2.7
Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock of TOP Ships Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed with the SEC on December 4, 2020)

2.8	Statement of Designation of Rights, Preferences and Privileges of Series G Perpetual Convertible Preferred Shares of TOP Ships Inc.*

2.9	Description of Securities*

4.1	TOP Ships Inc. 2015 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 26, 2016)

4.2
Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed with the SEC on September 22, 2016)

4.3
Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of President and Chief Executive Officer (incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018)

4.4
Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Financial Officer (incorporated by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2018)

4.5
Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull 8242 (renamed Eco Marina Del Rey) (incorporated by reference to Exhibit 4.105 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2019)

4.6
Fifth Amendment to the Agreement for Provision of Personnel, dated January 1, 2019, between TOP Ships Inc. and Central Mare Inc. (incorporated by reference to Exhibit 4.115 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2019)

4.7
Letter Agreement from Central Shipping Inc. to TOP Ships Inc. dated as of January 1, 2019, in respect of provision of management services (incorporated by reference to Exhibit 4.116 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2019)

4.8
Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $37,660,000, dated March 12, 2020, by and among Alpha Bank A.E., California 19 Inc. and California 20 Inc., in relation to the M/T Eco Yosemite Park and M/T Eco Joshua Park (incorporated by reference to Exhibit 4.25 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021)

4.9
First Supplemental Agreement in relation to the Loan Agreement dated March 12, 2020, by and among Alpha Bank S.A, California 19 Inc., California 20 Inc., Central Mare Inc. and TOP Ships Inc., in relation to the M/T Eco Yosemite Park and M/T Eco Joshua Park (incorporated by reference to Exhibit 4.26 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021)

4.10
Corporate Guarantee, dated December 8, 2020, by and between TOP Ships Inc. and Alpha Bank S.A., in respect of the obligations under the Loan Agreement dated March 12, 2020 (incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021)

4.11
Second Supplemental Agreement dated February 2, 2022, by and between TOP Ships Inc. and Alpha Bank S.A., in respect of the obligations under the Loan Agreement dated March 12, 2020 (incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 15, 2022)

4.12
Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 19 Inc. relating to the M/T Eco Yosemite Park (incorporated by reference to Exhibit 4.30 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021)

4.13
Joint Venture Agreement, dated March 11, 2020, by and between Augustus Enterprises Inc., Just-C Limited and California 20 Inc. relating to the M/T Eco Joshua Park (incorporated by reference to Exhibit 4.31 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 23, 2021)

4.14
Form of Securities Purchase Agreement dated June 3, 2022 between TOP Ships Inc. and certain purchasers thereto (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 6-K, filed with the SEC on June 10, 2022)

4.15
Form of Inducement Letter dated October 6, 2022 between TOP Ships Inc. and the warrant holder thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 6-K, filed with the SEC on October 11, 2022)

4.16
Form of Securities Purchase Agreement dated December 4, 2022 between TOP Ships Inc. and certain purchasers thereto (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 6-K, filed with the SEC on December 14, 2022)

4.17
Warrant Agency Agreement dated December 6, 2022 between TOP Ships Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 6-K, filed with the SEC on December 14, 2022)

4.18
Form of Securities Purchase Agreement dated February 14, 2023 between TOP Ships Inc. and certain purchasers thereto (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 6-K, filed with the SEC on February 16, 2023)

4.19
Share Purchase Agreement in respect of PARABELLVM, dated as of July 12, 2024 (incorporated by reference to Exhibit 4.37 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 14, 2025)

4.20
Share Purchase Agreement in respect of M/Y Sanlorenzo, dated as of April 11, 2025 (incorporated by reference to Exhibit 4.38 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 14, 2025)

4.21	Yacht Building Contract in respect of M/Y Sanlorenzo, dated May 2, 2024 (incorporated by reference to Exhibit 4.39 of the Company’s Annual Report on Form 20-F, filed with the SEC on April 14, 2025)

4.22
Contribution and Conveyance Agreement dated August 1, 2025, by and between the Company and Rubico Inc. (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on August 13, 2025)

4.23	Bareboat Charter in respect of M/T Julius Caesar, dated August 1, 2025*

4.24	Guarantee dated August 1, 2025, between TOP Ships Inc. and Lustre 1 Holding Limited, relating to the bareboat charter of M/T Julius Caesar*

4.25	Bareboat Charter in respect of M/T Legio X Equestris, dated August 1, 2025*

4.26	Guarantee dated August 1, 2025, between TOP Ships Inc. and Lustre 2 Holding Limited, relating to the bareboat charter of M/T Legio X Equestris*

4.27	Bareboat Charter in respect of M/T Eco Oceano CA, dated August 1, 2025*

4.28	Guarantee dated August 1, 2025, between TOP Ships Inc. and Lustre 3 Holding Limited, relating to the bareboat charter of M/T Eco Oceano CA*

4.29	Bareboat Charter in respect of M/T Eco Marina Del Rey, dated August 1, 2025*

4.30	Guarantee dated August 1, 2025, between TOP Ships Inc. and Lustre 5 Holding Limited, relating to the bareboat charter of M/T Eco Marina Del Rey*

4.31	Guarantee dated August 7, 2025, between TOP Ships Inc. and Lustre 6 Holding Limited, relating to the bareboat charter of M/T Eco Malibu*

4.32	Guarantee dated August 7, 2025, between TOP Ships Inc. and Lustre 4 Holding Limited, relating to the bareboat charter of M/T Eco West Coast*

4.33
Shipbuilding Contract dated February 3, 2026, between Roman Shark I Inc. and Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of one Product oil Tanker having builder’s Hull Number 25110054*

4.34
Shipbuilding Contract dated February 3, 2026, between Roman Shark II Inc. and Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of one Product oil Tanker having builder’s Hull Number 25110055*

4.35
Shipbuilding Contract dated February 3, 2026, between Roman Shark III Inc. and Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of one Product oil Tanker having builder’s Hull Number 25110056*

4.36
Shipbuilding Contract dated February 3, 2026, between Roman Shark IV Inc. and Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of one Product oil Tanker having builder’s Hull Number 25110057*

4.37
Shipbuilding Contract dated February 3, 2026, between Roman Shark V Inc. and Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of one Product oil Tanker having builder’s Hull Number 25110058*

4.38
Shipbuilding Contract dated February 3, 2026, between Roman Shark VI Inc. and Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of one Product oil Tanker having builder’s Hull Number 25110059*

4.39
Shipbuilding Contract dated February 3, 2026, between Roman Shark VII Inc. and Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of one Product oil Tanker having builder’s Hull Number 25110060*

4.40
Shipbuilding Contract dated February 3, 2026, between Roman Shark VIII Inc. and Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of one Product oil Tanker having builder’s Hull Number 25110061*

4.41
Shipbuilding Contract dated February 3, 2026, between Roman Shark X Inc. and Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of one Product oil Tanker having builder’s Hull Number 25110063*

4.42	Memorandum of Agreement between Roman Shark I Inc. and Tianjin Jinhai Sanshi Leasing Co., Ltd. in respect of Hull Number 25110054*

4.43	Bareboat Charter between Tianjin Jinhai Sanshi Leasing Co., Ltd. and Roman Shark I Inc. in respect of Hull Number 25110054*

4.44	Guarantee between Rubico Inc. and Tianjin Jinhai Sanshi Leasing Co., Ltd. relating to the Bareboat Charter in respect of Hull Number 25110054*

4.45	Memorandum of Agreement between Roman Shark II Inc. and Aquarius 74 Shipping Co., Ltd. in respect of Hull Number 25110055*

4.46	Bareboat Charter between Aquarius 74 Shipping Co., Ltd. and Roman Shark X Inc. in respect of Hull Number 25110055*

4.47	Guarantee between TOP Ships Inc. and Aquarius 74 Shipping Co., Ltd. relating to the Bareboat Charter in respect of Hull Number 25110055*

4.48	Memorandum of Agreement between Roman Shark III Inc. and Tianjin Jinhai Sanshiyi Leasing Co., Ltd. in respect of Hull Number 25110056*

4.49	Bareboat Charter between Tianjin Jinhai Sanshiyi Leasing Co., Ltd. and Roman Shark III Inc. in respect of Hull Number 25110056*

4.50	Guarantee between TOP Ships Inc. and Tianjin Jinhai Sanshiyi Leasing Co., Ltd. relating to the Bareboat Charter in respect of Hull Number 25110056*

4.51	Memorandum of Agreement between Roman Shark IV Inc. and Aquarius 75 Shipping Co., Ltd. in respect of Hull Number 25110057*

4.52	Bareboat Charter between Aquarius 75 Shipping Co., Ltd. and Roman Shark VIII Inc. in respect of Hull Number 25110057*

4.53	Guarantee between TOP Ships Inc. and Aquarius 75 Shipping Co., Ltd. relating to the Bareboat Charter in respect of Hull Number 25110057*

4.54	Memorandum of Agreement between Roman Shark V Inc. and Tianjin Jinhai Sanshier Leasing Co., Ltd. in respect of Hull Number 25110058*

4.55	Bareboat Charter between Tianjin Jinhai Sanshier Leasing Co., Ltd. and Roman Shark V Inc. in respect of Hull Number 25110058*

4.56	Guarantee between TOP Ships Inc. and Tianjin Jinhai Sanshier Leasing Co., Ltd. relating to the Bareboat Charter in respect of Hull Number 25110058*

4.57	Memorandum of Agreement between Roman Shark VI Inc. and Aquarius 77 Shipping Co., Ltd. in respect of Hull Number 25110059*

4.58	Bareboat Charter between Aquarius 77 Shipping Co., Ltd. and Roman Shark IV Inc. in respect of Hull Number 25110059*

4.59	Guarantee between TOP Ships Inc. and Aquarius 77 Shipping Co., Ltd. relating to the Bareboat Charter in respect of Hull Number 25110059*

4.60	Memorandum of Agreement between Roman Shark VII Inc. and Tianjin Jinhai Sanshisan Leasing Co., Ltd. in respect of Hull Number 25110060*

4.61	Bareboat Charter between Tianjin Jinhai Sanshisan Leasing Co., Ltd. and Roman Shark VII Inc. in respect of Hull Number 25110060*

4.62	Guarantee between TOP Ships Inc. and Tianjin Jinhai Sanshisan Leasing Co., Ltd. relating to the Bareboat Charter in respect of Hull Number 25110060*

4.63	Memorandum of Agreement between Roman Shark VIII Inc. and Aquarius 78 Shipping Co., Ltd. in respect of Hull Number 25110061*

4.64	Bareboat Charter between Aquarius 78 Shipping Co., Ltd. and Roman Shark VI Inc. in respect of Hull Number 25110061*

4.65	Guarantee between TOP Ships Inc. and Aquarius 78 Shipping Co., Ltd. relating to the Bareboat Charter in respect of Hull Number 25110061*

4.66	Memorandum of Agreement between Roman Shark X Inc. and Aquarius 79 Shipping Co., Ltd. in respect of Hull Number 25110063*

4.67	Bareboat Charter between Aquarius 79 Shipping Co., Ltd. and Roman Shark II Inc. in respect of Hull Number 25110063*

4.68	Guarantee between TOP Ships Inc. and Aquarius 79 Shipping Co., Ltd. relating to the Bareboat Charter in respect of Hull Number 25110063*

4.69	Share Purchase Agreement by and between the Company and Central Mare Inc., dated February 18, 2025*

4.70	Exclusive Right and Option Agreement between Evangelos J. Pistiolis and the Company dated November 21, 2025*

4.71	Addendum No. 1 dated March 24, 2026 to the Exclusive Right and Option Agreement between Evangelos J. Pistiolis and the Company dated November 21, 2025*

4.72	Share Purchase Agreement by and between the Company and Rubico Inc. dated December 31, 2025 (incorporated by reference to Exhibit 10.20 of Rubico Inc.’s Registration Statement on Form F-1/A previously filed with the SEC on December 31, 2025)

8.1	List of subsidiaries of the Company*

11.1	Insider trading policy of the Company*

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer*

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer*

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Independent Registered Accounting Firm*

15.2	Consent of Watson Farley & Williams LLP*

97.1	Policy for the Recovery of Erroneously Awarded Compensation of the Company (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 29, 2024)

101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2024 and 2025; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2023, 2024 and 2025; (iii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2023, 2024 and 2025; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 20243 and 2025; and (v) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TOP SHIPS INC.
(Registrant)

Date: April 1, 2026	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
President, Chief Executive Officer, and Director

TOP SHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Top Ships Inc.,
Majuro, Republic of the Marshall Islands
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, mezzanine and stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
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
April 1, 2026
We have served as the Company’s auditor since 2006.

TOP SHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND 2025
(Expressed in thousands of U.S. Dollars – except share and per share data)

	December 31,	December 31,
	2024	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7,629	20,372
Restricted cash (Note 6)	1,000	-
Trade accounts receivable (including $- and $112 to related party (Note 5))	1,113	1,543
Prepayments and other	1,048	966
Right of use assets from operating leases (Note 6)	9,666	-
Deposit asset (Note 6)	2,000	-
Inventories	983	564
Due from related parties (Note 5)	-	600
Total current assets	23,439	24,045

FIXED ASSETS:

Vessels, net (Note 4(a))	361,374	268,466
Advances for vessels under construction (Note 4(b))	-	18,207
Other fixed assets, net	505	505
Total fixed assets	361,879	287,178

OTHER NON-CURRENT ASSETS:

Restricted cash (Note 7)	3,000	1,850
Advances for asset acquisitions to related party (Note 5)	24,000	11,500
Investments in unconsolidated joint ventures (Note 16)	8,054	7,881
Trade accounts receivable, non-current	2,400	1,155
Total non-current assets	37,454	22,386

Total assets	422,772	333,609

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7)	14,202	11,824
Due to related parties (Note 5)	1,169	139
Accounts payable	1,821	3,342
Accrued liabilities	2,993	1,521
Unearned revenue	6,652	3,228
Current portion of Operating lease liabilities (Note 6)	6,357	-
Liability from contract with related party (Note 5)	-	19,500
Total current liabilities	33,194	39,554

NON-CURRENT LIABILITIES:

Non-current portion of long-term debt (Note 7)	245,056	204,788
Unearned revenue, non-current	102	78
Total non-current liabilities	245,158	204,866

COMMITMENTS AND CONTINGENCIES (Note 8)

Total liabilities	278,352	244,420

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D Shares were outstanding at December 31, 2024 and 2025 (Note 9)	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 4,626,197 shares issued and outstanding at December 31, 2024 and 2025 (Note 9)	46	46
Additional paid-in capital	451,079	425,433
Accumulated other Comprehensive Income	-	697
Accumulated deficit	(306,706)	(336,988)
Total stockholders’ equity	144,420	89,189

Total liabilities and stockholders’ equity	422,772	333,609

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. Dollars – except share and per share data)

	2023	2024	2025
Revenues (including $8,943, $8,967 and $8,943 respectively, from related party) (Note 17 & 5)	82,949	86,127	80,415

EXPENSES:
Voyage expenses (including $1,037, $1,040 and $1,015 respectively, to related party) (Note 11)	1,609	2,008	2,501
Operating lease expense (Note 6)	10,840	10,869	10,301
Vessel operating expenses (including $42, $46 and $11 respectively, to related party) (Note 11)	18,527	19,086	18,395
Dry-docking costs	-	3,152	-
Vessel depreciation (Note 4)	14,349	13,336	12,271
Management fees-related parties (Note 5)	2,200	2,266	3,050
General and administrative expenses (including $5,360, $6,360 and $6,360 respectively, to related party) (Note 5)	6,697	7,506	7,617

Operating income	28,727	27,904	26,280

OTHER EXPENSES:
Interest and finance costs (Note 12)	(22,989)	(23,496)	(23,406)
Interest income (including $-, $- and $277 respectively, from related party) (Note 5)	346	467	385
Equity (loss)/gain in unconsolidated joint ventures	(18)	159	(173)
Total other expenses, net	(22,661)	(22,870)	(23,194)

Net income	6,066	5,034	3,086
Less: Preferred shares dividend (Note 15)	(6,010)	-	-
Less: Deemed dividend on Series E Shares conversion	(22,426)	-	-
Net (loss) /income attributable to common shareholders	(22,370)	5,034	3,086
(Loss)/Earnings per common share, basic and diluted (Note 10)	(12.44)	1.09	0.67
Other Comprehensive Income:
Net income	6,066	5,034	3,086
Change in foreign currency translation adjustments	-	-	697
Total Other Comprehensive Income	6,066	5,034	3,783

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Mezzanine Equity			Stockholder’s Equity
				Preferred Stock		Common Stock		Additional	Accumulated Other	Accumulated deficit attributable	Total
	# of shares	Par Value	Mezzanine Equity	# of shares	Par Value	# of shares	Par Value	Paid in Capital	Comprehensive Income	to common stockholders	stockholder’s equity
BALANCE, December 31, 2022	5,864,200	59	86,292	100,000	1	857,908	9	428,468	-	(317,806)	110,672
Net Income										6,066	6,066
Redemption of fractional shares due to reverse stock split						(27)					-
Conversion of Series E Shares (Note 15)	(13,452)		(16,142)			2,930,718	29	38,539			38,568
Deemed dividend on Series E Shares conversion (Note 15)								(22,426)			(22,426)
Dividends of preferred shares (Note 15)								(6,010)			(6,010)
Exercise of warrants, net of fees						500		12			12
Redemptions of preferred shares (Note 15)	(2,191,121)	(22)	(26,271)								-
Issuance of common stock pursuant to equity offerings, net (Note 9)						837,098	8	12,574			12,582
BALANCE, December 31, 2023	3,659,627	37	43,879	100,000	1	4,626,197	46	451,157	-	(311,740)	139,464
Net Income										5,034	5,034
Equity offering costs								(78)			(78)
Redemptions of preferred shares (Note 15)	(3,659,627)	(37)	(43,879)								-
BALANCE, December 31, 2024	-	-	-	100,000	1	4,626,197	46	451,079	-	(306,706)	144,420
Net Income										3,086	3,086
Equity offering costs								(37)			(37)
Foreign currency translation gains									697		697
Distribution of net assets of Rubico Inc. (Note 1)										(33,368)	(33,368)
Excess consideration over acquired assets (Note 1)								(25,609)			(25,609)
BALANCE, December 31, 2025	-	-	-	100,000	1	4,626,197	46	425,433	697	(336,988)	89,189

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. Dollars)

	2023	2024	2025
Cash Flows from Operating Activities:
Net income	6,066	5,034	3,086
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	14,349	13,336	12,271
Equity losses/(gains) in unconsolidated joint ventures	18	(159)	173
Dividends from cumulative earnings of joint venture	-	141	-
Debt prepayment fees	-	-	2,713
Amortization and write off of deferred financing costs and debt discounts	4,726	2,862	4,555
Amortization of Right of use assets from operating leases	9,232	9,810	9,666
(Increase)/Decrease in:
Trade accounts receivable	(309)	(3,196)	34
Inventories	111	(68)	251
Deposit asset	-	-	2,000
Due from related parties	-	-	(600)
Prepayments and other	(231)	497	(180)
Increase/(Decrease) in:
Due to related parties	4,411	(3,479)	(1,448)
Accounts payable	(503)	564	2,167
Other non-current liabilities	(100)	-	-
Accrued liabilities	189	821	153
Unearned revenue	(415)	139	(2,053)
Operating lease liabilities	(8,611)	(8,980)	(6,357)
Net Cash provided by Operating Activities	28,933	17,322	26,431

Cash Flows used in Investing Activities:
Advances for vessels under construction (Note 4(b))	-	-	(9,310)
Advances for assets acquisition from related parties (Note 5)	-	(24,000)	(11,500)
Loan to related party (Note 5)	-	-	(9,000)
Repayment of loan from related party (Note 5)	-	-	9,000
Returns of investments in unconsolidated joint ventures (Note 16)	2,520	11,599	-
Net proceeds from vessel/vessel construction contract sales (Note 5)	-	-	19,500
Net Cash provided by/(used in) Investing Activities	2,520	(12,401)	(1,310)

Cash Flows from Financing Activities:
Proceeds from debt	82,000	153,000	207,000
Proceeds from short-term debt	-	28,000	-
Principal payments and prepayments of debt	(76,384)	(133,992)	(193,174)
Prepayments of short-term debt	-	(28,000)	-
Redemption of preferred shares	(26,293)	(43,916)	-
Proceeds from issuance of common stock	13,562	-	-
Proceeds from warrant exercises, net of fees	12	-	-
Equity offering issuance costs	(1,260)	(70)	(45)
Payment of financing costs	(1,668)	(3,314)	(1,806)
Dividends of preferred shares	(6,010)	-	-
Consideration paid in excess of purchase price over book value of assets, net of cash assumed	-	-	(22,751)
Cash retained by Rubico Inc. on spin off	-	-	(1,023)
Payment of debt prepayment fees (Note 12)	-	-	(2,713)
Repayment of Vessel fair value participation liability	-	(4,956)	-
Net Cash used in Financing Activities	(16,041)	(33,248)	(14,512)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	-	-	(16)
Net increase/(decrease) in cash and cash equivalents and restricted cash	15,412	(28,327)	10,593

Cash and cash equivalents and restricted cash at beginning of year	24,544	39,956	11,629

Cash and cash equivalents and restricted cash at end of the year	39,956	11,629	22,222

Cash breakdown
Cash and cash equivalents	35,956	7,629	20,372
Restricted cash, current	-	1,000	-
Restricted cash, non-current	4,000	3,000	1,850

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid, net of capitalized interest	18,277	19,327	17,723
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	290	-	-
Equity issuance costs and warrant related costs included in liabilities	-	8	-
Deemed dividend on Series E Shares conversion (Note 15)	22,426	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
1.	Basis of Presentation and General Information:

The consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products, chemicals and passenger recreational transportation services.

As of December 31, 2025, the Company was the sole owner of all outstanding shares of the following subsidiary companies, other than the two Shipowning Companies that were distributed to Rubico Inc. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements as well as intermediary companies that own shipowning companies that are 100% subsidiaries of the Company.

Companies		Date of Incorporation	Country of Incorporation	Activity
1	Top Tanker Management Inc.	May 2004	Marshall Islands	Management company
2	Top Mega Yachts Inc.	March 2024	Marshall Islands	Holding company (dormant)

Wholly owned Shipowning Companies (“SPC”) with vessels under operating lease during years ended December 31, 2023, 2024 and 2025		Date of Incorporation	Country of Incorporation	Vessel	End of operating lease
1	South California Inc.	January 2018	Marshall Islands	Eco Bel Air	December 15, 2025
2	Malibu Warrior Inc.	January 2018	Marshall Islands	Eco Beverly Hills	December 22, 2025

Wholly owned SPCs with vessels in operation during years ended December 31, 2023, 2024 and 2025		Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	PCH Dreaming Inc.	January 2018	Marshall Islands	Eco Marina Del Rey	March 2019
2	Roman Empire Inc.	February 2020	Marshall Islands	Eco West Coast	March 2021 (Distributed to Rubico Inc. on August 1, 2025)
3	Athenean Empire Inc.	February 2020	Marshall Islands	Eco Malibu	May 2021 (Distributed to Rubico Inc. on August 1, 2025)
4	Julius Caesar Inc.	May 2020	Marshall Islands	Julius Caesar	January 2022
5	Legio X Inc.	December 2020	Marshall Islands	Legio X Equestris	March 2022
6	Eco Oceano CA Inc.	December 2020	Marshall Islands	Eco Oceano CA	March 2022
7	Seawolf Ventures Limited	August 2015	Marshall Islands	M/Y Par Bellvm	August 2023

Wholly owned SPCs with vessels under construction during the year ended December 31, 2025		Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	Roman Explorer Inc	September 2023	Marshall Islands	Hull No 158	Q2 2027 (sold in March 31, 2026)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

As of December 31, 2023, 2024 and 2025, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	California 19 Inc.	May 2019	Marshall Islands	Eco Yosemite Park	March 2020
2	California 20 Inc.	May 2019	Marshall Islands	Eco Joshua Park	March 2020

On September 29, 2023, the Company effected a 1-for-12 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company, or the floor price of the Company’s Series E Shares, or the number of votes of the Company’s Series D, E and F Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company’s warrants, exercise price of said warrants and conversion prices of the Company’s Series E Shares, in these consolidated financial statements have been retroactively adjusted to reflect this 1-for-12 reverse stock split.

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

On November 25, 2024 the Company entered into a non-binding letter of intent (the “New No-Shop LOI”) with Mr. Evangelos J. Pistiolis whereby the latter was precluded from marketing or selling the newbuilding megayacht M/Y Sanlorenzo “1150Exp” with hull number 158  (“the Newbuilding Yacht”), that was 100% owned by him, (due for delivery in the second quarter of 2027) except to the Company up to June 30, 2025. The consideration paid for the New No-Shop LOI was $4,000 (the “New Yacht LOI Advance”). As of December 31, 2024, the Para Bellvm Consideration and the New Yacht LOI Advance are presented under Advances for asset acquisitions to related party in the accompanying consolidated balance sheets. The Company on April 11, 2025 (the “Closing Date”) entered into an SPA for the purchase of the Newbuilding Yacht for a consideration of $27,000 (the “New Yacht Consideration”), payable up to December 31, 2026, depending on the Company’s cash surplus at the Company’s option. On the Closing Date, the Company settled $9,346 of the New Yacht Consideration by netting the New Yacht LOI Advance and by paying $5,346 to Mr. Evangelos J. Pistiolis and acquired the ship owning company (Roman Explorer Inc.) that owns 100% of the Newbuilding Yacht. If the Company from the Closing Date onwards raised capital via (i) debt refinancing (only applying to excess proceeds, being the proceeds from the new debt exceeding the debt amount being refinanced), (ii) issuance of any equity interests or (iii) dividends or return of invested capital in any investments, then, in each case, no later than five business days after the Company received the net cash proceeds therefrom, the New Yacht Consideration outstanding Installments should be prepaid by an amount equal to 100% of the amount of the net cash proceeds from such incurrence or issuance. As of November 13, 2025, the Company had fully settled the consideration due to Mr. Evangelos J. Pistiolis.

The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer. The amount of the consideration given in excess of the historical carrying value of the net assets acquired is recognized as a reduction to the Company’s additional paid in capital and presented as Excess consideration over acquired assets in the Company’s consolidated statement of stockholders’ equity for the year ended December 31, 2025. The net assets of Roman Explorer Inc. as of April 11, 2025 amounted to $8,567 and related to advances paid for the Newbuilding Yacht. The assets and liabilities of Seawolf Ventures Limited (shipowning company that owns 100% of M/Y Para Bellvm as of April 11, 2025) and an analysis of the Excess consideration over the carrying value of acquired assets is presented in the tables below:

Seawolf Ventures Limited
Cash and cash equivalents (including restricted cash)	249
Prepayments and other	56
Inventories	27
Vessels, net	26,461
Accounts payable	(40)
Accrued liabilities	(248)
Long-term debt, net (current and non-current portion)	(13,681)
Total Net Assets of Seawolf Ventures Limited	12,824
Total Net Assets of Seawolf Ventures Limited and Roman Explorer Inc.	21,391

As of December 31,	2025
Consideration	47,000
Less: Carrying value of net assets of companies acquired	(21,391)
Excess consideration over acquired assets	25,609

The abovementioned transactions were approved by a special committee of the Company’s board of directors (the “Special Committee”), of which all of the directors were independent and for each transaction the Special Committee obtained a fairness opinion relating to the consideration of each transaction from an independent financial advisor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
On August 1, 2025 (the “Spin off Distribution Date”), the Company contributed Roman Empire Inc. and Athenean Empire Inc. to Rubico Inc. (“Rubico”) in connection with a spin-off in exchange for common shares in Rubico Inc., which the Company distributed to common stock holders of record as of June 16, 2025 on a pro rata basis and to holders of the Company’s outstanding common stock purchase warrants on an as-exercised basis (such transactions collectively, the “Spin-Off”). The Spin-Off distribution ratio was one Rubico common share for every two Company common shares.

A new series of preferred shares (the “Series D Preferred Shares”) were distributed to the holder of the Series D perpetual preferred shares of the Company to mirror the rights of the Series D perpetual preferred shares of the Company. The holder of the Series D perpetual preferred shares of the Company is the Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, the Company’s President, Chief Executive Officer and Director. In connection with the Spin-Off, the Company distributed 100,000 Series D Preferred Shares. The Company did not distribute the Series D Preferred Shares to its common shareholders in connection with the Spin-Off.

Rubico shares commenced trading on August 4, 2025, on the Nasdaq Capital Market under the symbol “RUBI”. As part of the Spin-Off, Rubico entered into various agreements effecting the separation of Rubico’s business from the Company, including a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, the Company agreed to indemnify Rubico and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retained after the Spin-off Distribution Date and Rubico agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Rubico.

The assets and liabilities of Rubico on August 1, 2025, were as follows:

Cash and cash equivalents (including restricted cash)	1,023
Accounts receivable trade (current and non-current portion)	781
Due from related parties	571
Prepayments and other	318
Inventories	194
Vessels, net	107,930
Accounts payable	(2,029)
Accrued liabilities	(523)
Unearned revenue	(1,395)
Due to related parties	(153)
Long-term debt, net (current and non-current portion)	(73,349)
Total Net Assets of Rubico	33,368
Distribution of net assets of Rubico to the Company’s shareholders	(33,368)

2.	Significant Accounting Policies:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
(c)	Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because most vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the consolidated statements of comprehensive income. For the Company’s subsidiaries that have an operating currency different than the US Dollar, foreign currency-denominated results of operations and cash flows are translated at the average exchange rate during the reporting period. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at the balance sheet date, while equity in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Consequently, amounts reported on the consolidated statements of cash flows may not align precisely with changes in corresponding balances on the consolidated balance sheets. Translation adjustments resulting from period-to-period exchange rate fluctuations are included as a separate component of accumulated other comprehensive income in the consolidated balance sheets and the consolidated statements of changes in shareholders’ equity. For the year ended December 31, 2025, a gain of $697, was recorded under Change in foreign currency translation adjustments in the consolidated statements of comprehensive income.

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)	Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as minimum cash under the terms of a loan agreement, as restricted and these amounts are presented separately on the balance sheets. In the event original maturities are shorter than twelve months, such deposits are presented as current assets while if original maturities are longer than twelve months, such deposits are presented as non-current assets.

(f)	Trade Accounts Receivable, net: The amount shown as trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire billings, net of a provision for doubtful accounts and also accrued revenue resulting from straight-line revenue recognition of charter agreements that provide for varying charter rates as well as receivable European Union Allowances (“EUAs”) from charterers (see below). As of December 31, 2024 and 2025 accrued revenue resulting from straight-line revenue recognition of charter agreements that provide for varying charter rates amounted to $3,183 and $2,400 respectively, broken down into current ($783 and $1,245 as of December 31, 2024 and 2025, respectively) and non-current ($2,400 and $1,155 as of December 31, 2024 and 2025, respectively) portions according to their expected recognition. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. The Company assessed that it had no potentially uncollectible accounts and hence formed no provision for doubtful accounts at December 31, 2024 and 2025 respectively.

(g)	Inventories: Inventories consist of lubricants, bonded stores and spares on board the vessels. Inventories are stated at the lower of cost and net realizable value. Cost, which consists of the purchase price, is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost, which in case of a newbuilding vessel, consists of the contract price, pre-delivery costs and capitalized interest incurred during its construction, and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expenses as incurred and are included in Vessel operating expenses in the consolidated statements of comprehensive income.

(i)	Impairment of Long-Lived Assets: The Company evaluates the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of the Company’s long-lived assets are not recoverable. Such indicators of potential impairment include vessel sales and purchases, business plans, declines in the fair market value of vessels and overall market conditions. If there are indications for impairment present, the Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, and the difference is recognized as an impairment loss. The impairment evaluation the Company conducted as of December 31, 2024, and 2025 showed that there are no impairment indications for any of the vessels held for use in the Company’s fleet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
(j)	Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which up until December 31, 2023 was estimated to be $0.3 per lightweight ton. Effective January 1, 2024, the Company revised its scrap rate estimate from $0.3 to $0.43 per lightweight ton, in order to align the scrap rate estimate with the current historical average scrap prices and to better reflect current market conditions. The change in this accounting estimate, pursuant to ASC 250 “Accounting Changes and Error Corrections”, was applied prospectively and did not require retrospective application. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard, with the exception of mega yachts for which the estimated useful life is 30 years. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(k)	Long-Lived Assets Held for Sale: The Company classifies vessels as being held for sale when the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset, (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

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

(p)
Earnings / (Loss) per Share: Basic earnings/ (loss) per share are computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method, the potential dilution that could occur if convertible preferred stock were converted, using the if-converted method. Finally net income or loss available to common stockholders, when computing basic earnings/(loss) per share, is reduced to reflect any dividends or deemed dividends on preferred stock.

(q)
Financial liabilities: Financial liabilities are classified as either financial liabilities at ‘fair value through the profit and loss’ (“FVTPL”) or ‘other financial liabilities’. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the fair value of financial instruments are recognized in earnings, except in cases where these financial instruments fall under the guidance in ASC 815-40, where they are initially classified in equity and are initially measured at fair value in permanent equity and subsequent changes in fair value are not subsequently measured. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
(r)
Segment Reporting: A segment is a distinguishable component of the business that is engaged in business activities from which the Company earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker (“CODM”). Following the acquisition of M/Y Para Bellvm on April 11, 2025, the Company determined that, as of that date, it operated under two reportable segments: crude oil and oil products transportation services (referred to as the “tanker segment”) and recreational transportation services (referred to as the “megayacht segment”). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements. When the Company charters a vessel or a megayacht to a charterer, the charterer is free to trade, or in the case of megayachts travel with, the vessel worldwide subject to certain exemptions and as a result for the tanker and megayacht segments the disclosure of geographic information is impracticable.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
(u)
Other Comprehensive Income: The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, change in foreign currency translation adjustments, which are recorded directly as components of stockholders’ equity.

(v)
Impairment of Right of use assets from operating leases: The Company evaluates its Right of use assets from operating leases for potential impairment when it determines a triggering event has occurred. When a triggering event has occurred, the Company performs a test of recoverability by comparing the expected undiscounted future cash flows (including expected residual values) over the remaining lease terms to the carrying value of the Right of use asset. If the test of recoverability identifies a possible impairment, the Right of use asset’s fair value is measured in accordance with the fair value measurement framework. An impairment charge is recognized for the amount by which the carrying value of the Right of use asset exceeds its estimated fair value and would be recorded in the consolidated statements of comprehensive income. For the year ended December 31, 2024, and 2025 there was no impairment of the Company’s Right of use assets from operating leases due to the absence of impairment indications for all of the Company’s vessels under operating leases.

(w)
Liability for European Union Allowances (“EUAs”): The maritime emissions trading scheme (“ETS”), applicable from January 1, 2024, applies to all the shipowning companies of the Company and refers to emissions generated by intra-EU maritime voyages and emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Since the liability derives from the choice of voyages which are directed, controlled and the benefit of which is attributed to our time charterers, the latter are responsible and liable for securing the EUAs to settle the environmental credit obligations derived from voyages they performed. However, should they fail to do so, the ultimate liability lies with the shipowning companies. As such the liability to purchase EUAs for voyages subject to ETS performed by our vessels is presented by the Company under Accounts payable and the EUAs that are receivable by the Company from our time charterers are presented under Trade accounts receivable in the accompanying consolidated balance sheets. Any EUAs that have been paid into the EUA account of Central Mare Inc. (“Central Mare”) by our Charterers are presented under Due from/to related parties (Note 5). Since the EU has set the  settlement of EUAs for the 2024 and 2025 voyages subject to ETS on September 30, 2025 and 2026, respectively, such receivables and liabilities have been presented as current. The liability in connection with the 2024 voyages was fully settled on September 30, 2025, as dictated by the EU. The receivable and payable EUAs as well as the EUAs paid by our time charterers to Central Mare Inc. are considered a Level 1 item in the fair value hierarchy (since the EUAs are quoted in an active market) and all such receivable and payable balances are presented at their fair value as at the reporting date.

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

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the navigability and applicability of interim reporting guidance under US GAAP and adds a new disclosure principle for interim periods. The amendments are not intended to change the fundamental nature of interim reporting or expand or reduce substantive interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and after December 15, 2028 for entities other than public business entities, with early adoption permitted. The Company is currently evaluating the impact that adopting this update may have on its consolidated financial statement disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

In December 2025 the FASB issued ASU No. 2025-12 to clarify, correct errors in or make other improvements to a broad range of topics in the Accounting Standards Codification (“ASC”), including ASC 260, Earnings Per Share; ASC 325, Investments — Other; and ASC 958, Not-for-Profit Entities. The guidance is effective for all entities for annual reporting periods beginning after 15 December 2026, and interim periods within those annual periods. Early adoption is permitted. Entities are required to apply the amendments to ASC 260 retrospectively to each prior reporting period presented in the period of adoption. Entities can apply all other amendments in the period of adoption either (1) prospectively to all new transactions recognized on or after the date that the entity first applies the amendments or (2) retrospectively to the beginning of the earliest comparative period presented, with an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis (except for the ASC 260 amendments). The Company evaluated the impact of this ASU on its consolidated financial statements and determined that there is no effect on its results of operations.

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

3.	Going Concern:

At December 31, 2025, the Company had a working capital deficit of $15,509 which included an amount of $3,228 relating to pre-collected revenue and is included in Unearned revenue in the accompanying consolidated balance sheets. This amount represents a current liability that does not require future cash settlement. For the year ended December 31, 2025, the Company realized net income of $3,086 and generated cash flow from operations of $26,431. In addition, as of the date of issuance of these financial statements and for the next 12 months, the Company had contractual commitments for the Newbuilding Tankers it had contracted to acquire (see Note 8 and 19) of $4,520, out of which for $3,842 the Company has secured financing for (see Note 8 and 19). Furthermore, the Company has additional contractual obligations to Central Mare as the seller of the Newbuilding Tankers as of the date of issuance of these financial statements amounting to $19,593, up to April 15, 2026, for which under certain circumstances Central Mare can demand the payment of any outstanding installment in the form of newly-issued Series G Preferred Shares (Note 19).

In the Company’s opinion, the Company will be able to finance its working capital deficit in the next 12 months with cash on hand and operational cash flow and cash flows from financing activities, including potential equity offerings and hence the Company believes it has the ability to continue as a going concern and finance its obligations as they come due via cash from operations over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

4.	(a) Vessels, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2023	409,264	(34,554)	374,710
— Depreciation	-	(13,336)	(13,336)
Balance, December 31, 2024	409,264	(47,890)	361,374
— Additions	28,017	(1,556)	26,461
— Rubico Spin-off	(126,646)	18,716	(107,930)
— Foreign currency translation differences	958	(126)	832
— Depreciation	-	(12,271)	(12,271)
Balance, December 31, 2025	311,593	(43,127)	268,466

As of December 31, 2025 title of ownership is held by the relevant lenders in respect of vessels with a carrying value of $241,857 to secure the relevant sale and lease back financing transactions and in the case of vessels financed via bank loans a vessel with a carrying value of $26,609 has been mortgaged as security under its respective loan facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
4.	(b) Advances for vessels under construction:

An analysis of Advances for vessels under construction is as follows:

Advances for vessels under construction
Balance, December 31, 2024	-
— Additions	8,567
— Advances paid	7,599
— Capitalized expenses	1,082
— Capitalized Imputed interest	629
— Foreign currency translation differences	330
Balance, December 31, 2025	18,207

5.	Transactions with Related Parties:

(a) Central Mare – Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, pursuant to which Central Mare provides the Company with its executive officers (Chief Executive Officer, Chief Financial Officer) and a number of administrative employees.

As of December 31, 2024 and 2025, the amounts due from Central Mare were $351 and $1,037 respectively, reflecting the fact that Central Mare has collected $351 and $1,037 worth of EUA’s on the Company’s behalf from the Company’s charterers, respectively. Such amount is included in Due (to)/from related parties in the accompanying consolidated balance sheets.

The fees charged by and expenses relating to Central Mare for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Year Ended December 31,
	2023	2024	2025	Presented in:
Executive officers and other personnel expenses	360	360	360	General and administrative expenses – Consolidated statements of comprehensive income
Total	360	360	360

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

Pursuant to the CSI Letter Agreement, as well as the Management Agreements concluded between CSI and the Company’s vessel-owning subsidiaries, the Company pays a management fee of $670 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the Management Agreements provide for payment to CSI of: (i) $609 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all of the Company’s newbuilding vessels while the vessels are under construction, for which the Company pays CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

CSI provides, at cost, all accounting, reporting and administrative services. Finally, the CSI Letter Agreement provides for a performance incentive fee for the provision of management services to be determined at the discretion of the Company’s Board of Directors. The management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the management agreements, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year. If CPI is less than 2% then a 2% increase is effected and if CPI is more than 5%, then a 5% increase is effected. On September 15, 2021 the Company entered into an amendment to the CSI Letter Agreement, whereby the payment for the already agreed commission for sale and purchase of vessels in the case of the purchase of a vessel under construction is denoted as “Newbuilding vessels monitoring fee” and is payable as follows: 25% of the commission on the purchase of the newbuilding construction contract, 25% of the commission on the steel cutting of the newbuilding vessel, 25% of the commission on launching of the newbuilding vessel and 25% of the commission on the delivery of the newbuilding vessel to the Company (“steel cutting” and “launching” are newbuilding vessel construction milestones, evidenced by notices received by the shipyard).

As of December 31, 2024 and 2025, the amounts due from/(to) CSI were $480 and $(437) respectively and are presented in Due to related parties and due from related parties, respectively, on the consolidated balance sheets.

The fees charged by and expenses relating to CSI for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Year Ended December 31,
	2023	2024	2025	Presented in:
Management fees	1,840	1,906	1,912	Management fees – related parties – Consolidated statements of comprehensive income
Superintendent fees	42	46	11	Vessel operating expenses – Consolidated statements of comprehensive income
	-	-	3	Capitalized in Vessels, net – Balance sheet
	-	74	-	Dry-docking costs - Consolidated statements of comprehensive income
Accounting and reporting cost	360	360	360	Management fees – related parties – Consolidated statements of comprehensive income
Commission for sale and purchase of vessels	-	-	778	Management fees – related parties – Consolidated statement of comprehensive income
Newbuilding vessels monitoring fee	-	-	417	Capitalized in Advances for vessels under construction – Balance sheet
Financing fees	164	586	414	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission on charter hire revenue	1,037	1,040	1,015	Voyage expenses - Consolidated statements of comprehensive income
Total	3,443	4,012	4,910

(c) Issuance and conversion of Series E Shares: On March 29, 2019 the Company entered into a stock purchase agreement with Family Trading Inc (“Family Trading”), a related party owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, pursuant to which the Company exchanged the outstanding principal, fees and interest of the Further Amended Family Trading Credit Facility with 27,129 Series E Shares (defined below, also see Note 15). For the year ended December 31, 2023, the Company declared dividends of $1,001 to the holder of the Series E Shares. On December 6, 2023, the Company received a conversion notice for the conversion of all the outstanding Series E Shares (13,452 shares) into 2,930,718 of the Company’s common shares (see Note 15).

(d) Charter Party with Central Tankers Chartering Inc (“CTC”): On January 6, 2021 the Company acquired a shipowning company from an entity affiliated with Mr. Evangelos J. Pistiolis that owned M/T Eco Oceano CA which was party to a time charter, with CTC an entity affiliated with Mr. Evangelos J. Pistiolis, for a firm duration of five years at a gross daily rate of $32,450, with two optional years at $33,950 and $35,450 at CTC’s option. On February 22, 2022, the Company amended the previously agreed time charter with CTC and increased its firm period from 5 years to 15 years and reduced the daily rate from $32,450 to $24,500. On December 31, 2025, the Company further amended the time charter with CTC to increase the daily rate to $30,000 from $24,500 with its firm period being amended to expire on December 31, 2030. As part of the amendment, CTC now has a purchase option exercisable only in February 2027 at an amount of $70,000. Both amendments were approved by a special committee of the Company’s board of directors, of which all of the directors were independent, after obtaining a fairness opinion from an independent financial advisor. The time charter commenced on the date of delivery. For the years ended December 31, 2023, 2024 and 2025 the CTC charter generated $8,943, $8,967 and $8,943 of revenue presented in Time charter revenues in the accompanying consolidated statements of comprehensive income. As of December 31, 2024 and 2025, amounts due from CTC amounted to $- and $112. This amount related to the worth of EUAs that were due from CTC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

(e) Personal Guarantees by Mr. Evangelos J. Pistiolis and Related Amendments to the Series D Preferred Shares: As a prerequisite for the Navigare Lease (defined below, see Note 6), Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters connected to the lease and in exchange, the Company agreed to indemnify him for any losses suffered as a result of the guarantee provided and the Company amended the Certificate of Designations governing the terms of the Series D Preferred Shares (see Note 9), to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the Company’s total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. This personal guarantee came into effect in case 120 days had passed and the Company was still unable to pay down all amounts due under the Navigare lease, with the exception of amounts due to Navigare due to a total loss, where in this case the personal guarantee would cover an amount equal to all unpaid charter hire and a further amount equivalent to all future charter hire that would have accrued from the date of the total loss up to the end of the charter period and was callable 200 days after the date of the total loss. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by our Board of Directors, including all three independent directors. Subsequent to the expiration of the Navigare Lease on December 22, 2025, the amendment to the Certificate of Designations adjusting the voting rights per share of the Series D Preferred Shares was automatically terminated, and the voting rights of the Series D Preferred Shares reverted to their pre-amendment terms.

(f) Issuance of Series F Shares: On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Shares”, see Note 15). The issuance of the Series F Shares was approved by a committee of the Company’s board of directors, of which all of the directors were independent. In December 2022, 100% of Africanus Inc shares were transferred to 3 Sororibus Trust, which is an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis. For the years ended December 31, 2023, and 2024 the Company declared dividends of  $5,009 and $0 respectively. On February 6, 2024, the Company redeemed the remaining 3,659,627 Series F Shares for $43,916. As of December 31, 2024, there were no dividends due to Africanus Inc.

(g) Short-term loan to Rubico (“Rubico Bridge Loan”): On November 7, 2025, the Company extended an unsecured short-term credit facility of $9,000 used by Rubico to facilitate the refinancing of its fleet. The facility bore interest of 6.0% per annum, an arrangement fee of 2.0% and a prepayment fee of 1.0% in case that Rubico prepaid the outstanding balance before its original maturity of 90 days after the drawdown date. Rubico prepaid the outstanding amount of $9,000 on November 12, 2025, together with interest, arrangement fee and prepayment fee. Related party interest income, arrangement fee and prepayment fee for the year ended December 31, 2025, incurred in connection with this credit facility, amounted to $7, $180 and $90 respectively and are included in interest income in the accompanying consolidated statements of comprehensive income. As of December 31, 2025, there were no interest, arrangement fees nor prepayment fees due from Rubico Inc. As of December 31, 2025, the amount due to Rubico was $139 and was presented in Due to related parties, on the consolidated balance sheets.

(h) Executive bonus: On December 10, 2023 and on October 9, 2024, the Company’s compensation committee comprising of independent directors suggested and the board of directors granted to Mr. Evangelos J. Pistiolis a bonus of $5,000 and $4,000 respectively which is included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive income. On January 23, 2025, the Company’s compensation committee comprising of independent directors suggested and the board of directors granted to Mr. Evangelos J. Pistiolis an additional bonus of $2,000 for the year 2024, which is also included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive income for the year ended December 31, 2024. An amount of $2,000 was due to Mr. Evangelos J. Pistiolis and such amount was included in Due to related parties in the accompanying consolidated balance sheets as of December 31, 2024. The amount of $2,000 has been fully settled as of December 31, 2025. On October 17, 2025, the compensation committee suggested and the board of directors granted a bonus of $6,000 to Mr. Evangelos J. Pistiolis for the year 2025, which is included in “General and administrative expenses” in the accompanying consolidated statements of comprehensive income for the year ended December 31, 2025. As of December 31, 2025, the amount of $6,000 has been fully settled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

(i) Advances for Asset Acquisition to Related Party: On November 21, 2025 the Company entered into a non-binding letter of intent (“2025 No-Shop LOI”) with Mr. Evangelos J. Pistiolis for the potential acquisition of certain residential real estate assets in Dubai from a company affiliated with Mr. Evangelos J. Pistiolis, whereby the latter granted the Company an exclusive right and an option to acquire all or a portion of a portfolio of assets with an estimated aggregate market value in excess of $200 million. The purchase price on exercise of the option with respect to any of the properties will be at a 10% discount to their respective fair market values as determined by two independent appraisals. The consideration for the 2025 No-Shop LOI was $23,500 (the “2025 No-Shop-LOI Consideration”) that will be credited against the acquisition price or refunded to the extent the Company does not elect to exercise the purchase option. As of December 31, 2025, $11,500 of the 2025 No Shop LOI Consideration was settled and the remaining $12,000 was settled on January 5, 2026. The purchase option had an expiration period of 90 days after the payment of the 2025 No-Shop-LOI Consideration and was subsequently extended up to May 31, 2026. As of December 31, 2025, the $11,500 from the 2025 No-Shop-LOI Consideration paid is presented under Advances for asset acquisitions to related party in the accompanying consolidated balance sheets. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by a special committee of our Board of Directors, consisting of all three of our independent Directors, after obtaining a fairness opinion from an independent financial advisor. In connection with the balance presented under Advances for asset acquisitions to related party in the accompanying consolidated balance sheets as of December 31, 2024, please see Note 1.

(j) Personal Guarantee for HSBC loan: On January 15, 2024, the Company entered into a bridge loan with HSBC Private Bank (Suisse) SA (“HSBC”) (Note 7). As a prerequisite for granting the loan to the Company, HSBC requested a personal guarantee from Mr. Evangelos J. Pistiolis, which he provided in exchange for an arrangement fee of 1.00%. Since the loan was drawn-down and shortly after repaid, the Company accelerated the amortization of this arrangement fee that resulted in an expense of $280, included in Interest and finance costs in the accompanying consolidated statements of comprehensive income.

(k) Liability from contract with related party: On December 4, 2025 the Company entered into a letter of intent (“LOI”) relating to the prospective sale to Rubico of Roman Explorer Inc. (a wholly owned subsidiary that owns 100% of the Newbuilding Yacht), whereby the Company was precluded from marketing or selling the Newbuilding Yacht until March 31, 2026. The consideration for the LOI was $4,000 (“2025 LOI advance”) and it was netted-off against the sale consideration. The consideration was refundable in case Rubico elected not to proceed with the acquisition of Roman Explorer Inc. The Company on December 31, 2025 (the “SPA signing date”) entered into a SPA for the sale of Roman Explorer Inc. to Rubico Inc. for a consideration of $38,000 (“Newbuilding Yacht Consideration”). The transaction represents a nonreciprocal transfer of long-lived assets between entities under common control. As such, the transfer is considered a disposal other than by sale, and, by analogy to ASC 845-10-30-10, the assets to be distributed continue to be classified as held and used until the distribution occurs.

On the SPA signing date, Rubico settled $19,500 of the Newbuilding Yacht Consideration by netting the 2025 LOI advance and by paying $15,500. This amount is presented under “Liability from contract with related parties” in the consolidated balance sheets as of December 31, 2025. The remaining $18,500 will be settled in installments over a period of 300 days following the entry into the SPA. Under certain circumstances the Company can demand the payment of installments in the form of newly-issued Series E Perpetual Convertible Preferred Shares of Rubico, that have terms similar to the Series E Preferred shares issued by the Company (Note 15). On March 31, 2026 (the “Closing date”) the SPA was consummated, and Roman Explorer Inc. was transferred to Rubico. Up to the closing date, the Company had collected $28,500 of the Newbuilding Yacht consideration.

The abovementioned transaction was approved by a special committee of the Company’s board of directors (the “Special Committee”), of which all of the directors were independent and for each transaction the Special Committee obtained a fairness opinion relating to the consideration of the transaction from an independent financial advisor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
6.	Leases

A. Lease arrangements, under which the Company acts as the lessee

Bareboat Chartered-in Vessels:

On December 1 and December 10, 2020, the Company sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air respectively to a third non-affiliated party (the “Navigare Lease”). Each vessel was chartered back on a bareboat basis for five years at a bareboat hire of $16,750 per day for the first two years, $14,000 per day for the next two years and $10,000 per day for the fifth year. The Company did not have any option or obligation to buy back the vessels. The abovementioned sale and leaseback transactions contain customary covenants and event of default clauses, including cross-default provisions, change of control provisions (whereby Mr. Evangelos J. Pistiolis could not control less than 50.1% of the voting rights of the Company) and restrictive covenants and performance requirements. The Company had to maintain a minimum liquidity of $4,000 at all times which was certified bi-annually.

The Company treated the Navigare lease as an operating lease. An operating lease ROU asset amounting to $45,765 was recognized at the inception of the lease together with a lease liability of $43,759 based on the present value of lease payments over the lease term. The operating lease ROU asset also included initial direct costs of $1,666 and deferred losses from the sale of the vessels of $340. The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 6.72% (same as the weighted average rate), which was the Company’s estimated incremental borrowing rate, that reflected the interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and similar economic environment. Losses from the sale of these two vessels and initial direct costs which were included in the respective ROU assets were amortized on a straight-line basis over the duration of the lease and were included in operating lease expense in the statement of consolidated income. The cash paid for operating leases with original terms greater than 12 months was $10,039 and $6,950 for the years ended December 31, 2024 and 2025 respectively. The revenue generated from vessels under operating leases with original terms greater than 12 months was $16,831 and $16,782 for the years ended December 31, 2024 and 2025 respectively.

The abovementioned sale and leaseback transactions for M/T Eco Beverly Hills and M/T Eco Bel Air expired on December 22 and December 15, 2025, respectively.

Finally, the maintenance deposit asset of $2,000 had also been classified as current as of December 31, 2024 (for each of the M/Ts Eco Bel Air and Eco Beverly Hills the buyer withheld $1,000 as a maintenance deposit, accounted for as a deposit asset, to be released at the end of the lease term). As of December 31, 2025, the total maintenance deposit of $2,000 has been returned to the Company.

B. Lease arrangements, under which the Company acts as the lessor

Charter agreements:

During the year ended December 31, 2025, the Company operated one vessel (M/T Marina Del Rey) under a time charter with Weco Tankers A/S, another vessel (M/T Eco Oceano CA) with CTC, two vessels (M/T Eco West Coast and M/T Eco Malibu) with Clearlake Shipping Pte Ltd and four vessels (M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Julius Caesar and M/T Legio X Equestris) under time charters with Trafigura.

Future minimum time-charter receipts of the Company’s vessels in operation as of December 31, 2025, based on commitments relating to non-cancellable time charter contracts as of December 31, 2025, are as follows:

Year ending December 31,	Time Charter receipts
2026	48,729
2027	43,803
2028	17,660
2029	17,246
2030 and thereafter	12,611
Total	140,049

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

7.	Debt:

The amounts in the consolidated balance sheets are analyzed as follows (facility names defined below):

Financier / Vessel(s)	December 31,
	2024	2025
Total long-term debt:
1st CMBFL Facility (M/T Julius Caesar and M/T Legio X Equestris)	120,764	-
1st AVIC Facility (M/T Eco Oceano CA)	40,066	-
2nd AVIC Facility (M/T Eco West Coast)	38,617	-
Huarong Facility (M/T Eco Malibu)	38,800	-
2nd CMBFL Facility (M/T Eco Marina Del Rey)	27,000	-
HSBC Facility (M/Y Parabellvm)	-	13,040
New Huarong Facility (M/T Eco Marina Del Rey, M/T Eco Oceano CA, M/T Julius Caesar and M/T Legio X Equestris)	-	205,460
Total long-term debt	265,247	218,500
Less: Deferred finance fees	(5,989)	(1,888)
Total long-term debt net of deferred finance fees and debt discounts	259,258	216,612

Presented:
Current portion of long-term debt	14,202	11,824
Long-term debt	245,056	204,788

HSBC Facility

On February 7, 2023, the shipowning company that owns the M/Y Parabellvm entered into a credit facility with HSBC Private Bank (Suisse) Sa (“HSBC”) for Euro 14,340 for the financing of the M/Y Parabellvm. This facility was drawn down in full. The credit facility is repayable in 28 consecutive quarterly installments of Euro 358.5 commencing in November 2023, plus a balloon installment of Euro 4,302 payable together with the last installment.

The facility contains various covenants, including (i) an asset cover ratio of 167% up to August 2025, 182% from August 2025 to August 2027 and 200% from August 2027 onwards, (ii) Debt Servicing Coverage Ratio shall be not less than 1.20:1, where “Debt Service” is defined as the aggregate of interest and repayment relating to the HSBC Facility and “Debt Servicing Coverage Ratio” means the ratio of EBITDA of the Company to Debt Service. (iii) minimum free liquidity of three months interest service. Additionally, the facility contains restrictions on the shipowning company from incurring further indebtedness or guarantees and it also restricts the shipowning company and the Company from paying dividends if an event of default has occurred and is continuing or if such a payment will result in an event of default. Additionally, the facility contains a cross-default covenant which is triggered when an event of default has occurred in any other loan from HSBC that Mr. Evangelos J. Pistiolis (or any of his Affiliates) has obtained.

Finally, there is a covenant where Mr. Evangelos J. Pistiolis (or any of his Affiliates) must keep with HSBC Liquid Financial Assets, net of any debt, in an amount equal to US$12,000 (or its equivalent in any other currency) and should maintain such amount throughout the duration of the loan. For the avoidance of any doubt, “Liquid Financial Assets” shall be construed to include cash, cash alternative solutions (including fixed rate notes and credit-linked notes), equities, bonds, structured products and mutual funds.

The facility is secured as follows:

•	First priority mortgage over M/Y Para Bellvm;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 30 days;
•	Corporate guarantee of the Company;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

The facility bears interest at three-month EURIBOR plus a margin of 2.30%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
FINANCINGS COMMITTED UNDER SALE AND LEASEBACK AGREEMENTS

The majority of the below sale and leaseback agreements (“SLB”s) contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants.

The New Huarong Facility (defined below) contains performance requirements including (i) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 85% and (ii) minimum free liquidity of $550 per VLCC vessel, $400 per Suezmax vessel and $350 per MR Product vessel, at the guarantors level.

Concurrently with the entry into the New Huarong Facility, the Company extended its corporate guarantee to also cover the obligations deriving from the SLBs with the same financier (Huarong) for its former vessels M/T Eco West Coast and M/T Eco Malibu that were spun-off to Rubico (Note 8). The facilities include cross default provisions where the Company’s New Huarong Facility will be deemed in default should Rubico default under its respective Huarong SLB provisions.

The SLBs included below (excluding the New Huarong SLB) contained performance requirements including (i) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and (ii) minimum free liquidity of $500 per vessel at the guarantors level.

Additionally, all the SLBs contain restrictions on the relative shipowning company from incurring further indebtedness or guarantees and paying dividends when in default or if such dividend payment would result in an event of default or termination event under the SLB agreements. The same dividend restrictions apply to the Company as well. All the SLBs have change of control provisions whereby there may not be a change of control of the Company, save with the prior written consent of the financier.

Finally, China Merchants Bank Financial Leasing Co., Ltd. (“CMBFL”) SLBs had an asset cover ratio covenant of 125%, whereas the Huarong and AVIC SLBs had an asset cover ratio covenant of 120% and the New Huarong Facility has an asset cover ratio covenant of 117.6%.

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

The facility also contained a fair value appreciation sharing provision, whereby the Company had to share with Cargill 25% of the excess of the fair market value of the vessel over a predetermined amount amortized on a daily basis to the facility’s maturity or to when the vessel was sold. As a result of Cargill’s entitlement to participate in the appreciation of the market value of the vessel and the significant increase in tankers’ fair values as of December 31, 2022 compared to December 31, 2021, the Company recognized a participation liability of $3,271 as of December 31, 2022, presented in “Vessel fair value participation liability” in the consolidated balance sheets, with a corresponding debit to a debt discount account, presented contra to the loan balance, broken down to current and non-current long-term debt accordingly. Due to the fact that tanker values continued to increase throughout 2023, the Company increased that participation liability by $1,729 to $5,000 during the year ended December 31, 2023 and since the facility matured in 2024, such participation liability was presented under current liabilities. During the years ended December 31, 2023 and 2024, the Company amortized $3,537 and $1,419 of that Debt discount, such amortization presented in Interest and finance costs in the consolidated statements of comprehensive income. The Company purchased the vessel on May 1, 2024, for $22,671 and also settled the Fair value participation (that as of the date of the purchase was $4,956) with funds from the 2nd CMBFL Facility (see below).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

The SLB with Cargill was accounted for as a financing transaction, as control remained with the Company and as such the M/T Eco Marina Del Rey was recorded as an asset on the Company’s balance sheet. In addition, the Company had an obligation to repurchase the vessel.

1st CMBFL Facility

On January 16 and January 23, 2024, the Company exercised its purchase options under a previously entered facility with CMBFL and took full ownership of M/Ts Julius Caesar and Legio X Equestris for $48,604 and $49,272 respectively. Following the vessels purchase that was facilitated via Company’s cash and a short-term revolving bridge loan from HSBC Private Bank (Suisse) SA (“HSBC” and the “HSBC Bridge Loan”), the Company on January 18 and January 25, 2024 concluded new SLBs for the financing of M/Ts Julius Caesar and Legio X Equestris respectively (the “1st CMBFL Facility”) from the same institution (CMBFL). The duration of the 1st CMBFL Facility was for eight years and the Company had continuous options, after the first year, to buy back the vessels at purchase prices stipulated in the 1st CMBFL Facility depending on when the option would be exercised and at the end of the eight-year period the Company had an option to buy back the vessels for a consideration of $37,500 per vessel. The 1st CMBFL Facility had a fixed bareboat hire rate of $7,300 per annum per vessel that included both interest and repayment.

The consideration from the 1st CMBFL Facility amounted to $125,000 ($62,500 per vessel) and the SLBs had similar customary covenants and event of default clauses as the SLBs that preceded them with CMBFL. Under the HSBC Bridge Loan the Company drew down $20,000 on January 16, 2024 for the purchase of M/T Julius Caesar that were repaid on January 18, 2024 and another $8,000 on January 23, 2024 for the purchase of M/T Legio X Equestris that were repaid on January 25, 2024. The HSBC Bridge Loan was for a maximum amount of $24,000 at any time, carried an interest of 3% plus term SOFR and was guaranteed by Mr. Evangelos J. Pistiolis, for which guarantee Mr. Evangelos J. Pistiolis charged the Company a 1% fee on the amounts drawn down. The Company purchased M/Ts Julius Caesar and M/T Legio X Equestris on October 17, 2025 and October 24, 2025, respectively, for $58,155 each, with funds from the New Huarong Facility (see below) and the Company accelerated the amortization of deferred finance fees of $2,667 and also incurred purchase fees of $1,032 for each vessel.

The 1st CMBFL Facility was accounted for as a financing transaction, as control remained with the Company and the two vessels were recorded as assets on the Company’s balance sheet. In addition, the Company had continuous options to repurchase the vessels, at prices expected to be below fair value. Finally, the Company treated the 1st CMBFL Facility as a debt modification (refinancing) of the previously entered facility with CMBFL.

1st AVIC Facility

On March 2, 2022, the Company entered into an SLB with AVIC, for $48,200 for the financing of the M/T Eco Oceano CA. Consummation of the SLB took place on March 4, 2022. The Company bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 40 consecutive quarterly installments of $678 and a balloon payment of $21,087 payable together with the last installment, plus interest based on LIBOR (which was switched to SOFR on December 8, 2023) plus 3.50%, that was later reduced to 3.00% upon entering into the 2nd AVIC Facility (see below).

As part of this transaction, the Company had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised and at the end of the ten-year period the Company had an obligation to buy back the vessel at a cost represented by the balloon payment.

The 1st AVIC Facility was accounted for as a financing transaction, as control remained with the Company and M/T Eco Oceano CA. continued to be recorded as an asset on the Company’s balance sheet. In addition, the Company had an obligation to repurchase the vessel. The Company purchased M/T Eco Oceano CA on November 6, 2025, for $38,033, with funds from the New Huarong Facility (see below), the Company accelerated the amortization of $650 of deferred finance fees and also incurred purchase fees of $190.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
2nd AVIC Facility

On December 14, 2023, the Company consummated an SLB with AVIC (the “2nd AVIC Facility”), for $41,000, for the refinancing of the M/T Eco West Coast. The Company bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $183.3 and a balloon payment of $19,000 payable on the last installment, plus interest based on Term SOFR plus 2.65%.

As part of this transaction, the Company had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised and at the end of the ten-year period the Company had an obligation to buy back the vessel at a cost represented by the balloon payment.

The 2nd AVIC Facility was accounted for as a financing transaction, as control remained with the Company and M/T Eco West Coast continued to be recorded as an asset on the Company’s balance sheet. In addition, the Company had an obligation to repurchase the vessel. The outstanding balance of the 2nd AVIC Facility on the spin off distribution date, amounting to $37,333, was transferred to Rubico following completion of the Spin-Off.

Huarong Facility

On December 20, 2023, the Company consummated an SLB with China Huarong Shipping Financial Leasing Co Ltd. (“Huarong” and the “Huarong Facility”), for $41,000 for the refinancing of the M/T Eco Malibu. The Company bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $183.3 and a balloon payment of $19,000 payable on the last installment, plus interest based on Term SOFR plus 2.50%.

As part of this transaction, the Company had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised and at the end of the ten-year period the Company had an obligation to buy back the vessel at a cost represented by the balloon payment.

The Huarong Facility was accounted for as a financing transaction, as control remained with the Company and M/T Eco Malibu continued to be recorded as an asset on the Company’s balance sheet. In addition, the Company had an obligation to repurchase the vessel. The outstanding balance of the Huarong Facility on the spin off distribution date, amounting to $37,517, was transferred to Rubico following completion of the Spin-Off.

2nd CMBFL Facility

On May 1, 2024, the Company consummated an SLB with CMBFL (the “2nd CMBFL Facility”) for $28,000 for the refinancing of its vessel M/T Eco Marina Del Rey. The Company bareboat chartered back the vessel for a period of seven years at bareboat hire rates comprising of 28 consecutive quarterly installments of $500 and a balloon payment of $14,000 payable together with the last installment, plus interest based on the three months Term SOFR plus 2.60%.

As part of this transaction, the Company had continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option would be exercised and at the end of the seven-year period it had an option to buy back the vessel at a cost represented by the balloon payment.

The 2nd CMBFL Facility was accounted for as a financing transaction, as control remained with the Company and the vessel continued to be recorded as an asset on the Company’s balance sheet. In addition, the Company had continuous options to repurchase the vessel at prices expected to be below fair value. The Company purchased M/T Eco Marina Del Rey on October 31, 2025, for $25,500, with funds from the New Huarong Facility (see below) and the Company accelerated the amortization of deferred finance fees of $494 and also incurred purchase fees of $459.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
New Huarong Facility

On August 1, 2025, the Company entered into an SLB for its owned fleet (which comprised of M/T Eco Marina Del Rey, M/T Eco Oceano CA, M/T Julius Caesar and M/T Legio X Equestris  as of that date, since the M/T Eco Malibu and the M/T Eco West Coast had been distributed to Rubico) in the amount of $207,000 ($28,000 for M/T Eco Marina Del Rey, $42,000 for M/T Eco Oceano CA and $68,500 for each of M/T Julius Caesar and M/T Legio X Equestris), for the purpose of refinancing the 1st CMBFL Facility, the 2nd CMBFL Facility, the Huarong Facility and the 1st AVIC Facility (see above). The New Huarong facility was consummated on October 31, 2025 for M/T Eco Marina Del Rey, November 6, 2025 for M/T Eco Oceano CA, October 17, 2025 for M/T Julius Caesar and October 24, 2025 for M/T Legio X Equestris. Pursuant to the SLB terms, the Company bareboat chartered back the vessels for a period of ten years (except for M/T Marina Del Rey which is for seven years) at bareboat hire rates comprising of 84 consecutive monthly installments of $178.6 for M/T Marina Del Rey, 120 consecutive monthly installments of $183.3 for M/T Eco Oceano and $250 for each of M/T Julius Caesar and M/T Legio X Equestris  along with a purchase obligation of, $13,000 for M/T Marina Del Rey, $20,000 for M/T Eco Oceano and $38,500 for each of M/T Julius Caesar and M/T Legio X Equestris at the expiry of their respective bareboat charters. The New Huarong facility bears an interest rate of 3-month term SOFR plus a margin of 1.95% per annum. Under the New Huarong Facility terms, the Company will have the option to buy back the vessels following the end of the first year at purchase prices stipulated in their respective bareboat charter agreement depending on when the option is exercised.

The New Huarong Facility was accounted for as a financing transaction, as control remains with the Company and M/T Eco Marina Del Rey, M/T Eco Oceano CA, M/T Julius Caesar and M/T Legio X Equestris will continue to be recorded assets on the Company’s balance sheet. In addition, the Company has an obligation to repurchase the vessels at the end of their respective SLB term.

The applicable SOFR as of December 31, 2025, was approximately 3.74%.

Scheduled Principal Repayments: The Company’s annual principal payments required to be made after December 31, 2025, on its debt obligations, are as follows:

Years
December 31, 2026	12,026
December 31, 2027	12,026
December 31, 2028	12,026
December 31, 2029	12,026
December 31, 2030 and thereafter	170,396
Total	218,500

As of December 31, 2024 and 2025, the Company was in compliance with all covenants with respect to its credit facilities. The fair value of debt outstanding on December 31, 2025, after excluding unamortized financing fees, approximates its carrying amount due the fact that it has variable interest rates (SOFR and Euribor).

Financing Costs: The net additions in deferred financing costs amounted to $3,024 and $1,807 during the years ended, December 31, 2024 and 2025 respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

Guarantee on performance of loans of the 2020 Joint Venture:

On December 10, 2020, the Company entered into a corporate guarantee agreement with Alpha Bank of Greece (which was amended on February 2, 2022) in respect of the obligations of its 50% subsidiaries, California 19 Inc. and California 20 Inc., under the Loan Agreement dated March 12, 2020, which was further amended on September 27, 2024 (Note 16) to increase the drawdown amount to $30,000 per company, for a total loan facility as at the time of said amendment of $60,000 ($55,000 as of December 31, 2025) pursuant to which the Company guarantees up to 50% of the aggregate outstanding liability, for the financing of M/T Eco Yosemite Park and M/T Eco Joshua Park (the “Alpha Corporate Guarantee”). The Company assigns zero probability of default to the said loan agreements and hence has not established any provisions for losses relating to this matter.

Capital Expenditures under the Company’s Newbuilding program:

On February 18, 2026, the Company entered into an SPA for the purchase of the Newbuilding Tankers with Central Mare (Note 19) and as a result of this transaction the Company had remaining contractual commitments to the shipyard as of February 18, 2026 totalling $406,800, out of which an amount of $61,020 was payable in 2026 and is already settled as of the date of issuance of these financial statements, an amount of $22,600 is payable in 2027, an amount of $126,560 is payable in 2028 and an amount of $196,620 is payable in 2029. These contractual commitments to the shipyard are financed at 85% from the sale and leaseback financing agreements with two major Chinese leasing companies (Note 19).

The Company also had contractual commitments to Central Mare as seller of the Newbuilding Tankers totaling $41,093 out of which $6,000 was paid on the execution of the Tanker SPA, $1,500 was settled in March, 2026, $14,000 was settled through the issuance of 14,000 Series G Preferred Shares (see Note 9) on March 31, 2026, and the remaining amount of $19,593, is payable no later than April 15, 2026. As contemplated in the Tanker SPA under certain circumstances Central Mare can demand the payment of the outstanding installment in the form of newly-issued Series G Preferred Shares (Note 19).

Guarantee on performance of the SLBs of Rubico Inc. with Huarong:

Concurrently with the entry into the New Huarong Facility (Note 7), the Company provided a guarantee of the obligations of the vessel-owning subsidiaries of Rubico under similar SLBs entered into with Huarong in an aggregate amount of $84,000, consummated in November 2025. The outstanding amount as of December 31, 2025, is $83,625. Furthermore, the New Huarong Facility contains cross-default provisions which would be triggered by a default under these SLBs entered into by Rubico. The Company assigns zero probability of default to said SLBs and hence has not established any provisions for losses relating to this matter.

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

Reverse stock split: On September 29, 2023 the Company effected a 1-for-12 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company, or the floor price of the Company’s Series E Shares, or the number of votes of the Company’s Series D, E and F Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company’s warrants, exercise price of said warrants and conversion prices of the Company’s Series E Shares in these consolidated financial statements have been retroactively adjusted to reflect this 1-for-12 reverse stock split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

Series D preferred shares: On May 8, 2017, the Company issued 100,000 shares of Series D preferred shares (the “Series D shares”) to Tankers Family Inc., a company controlled by the Lax Trust for one thousand dollars ($1,000) pursuant to a stock purchase agreement. The Series D shares are not convertible into common shares and each Series D share has the voting power of 1,000 common shares. The Series D shares have no dividend or distribution rights and shall expire and all outstanding Series D shares shall be redeemed by the Company for par value on the date that any financing facility with any financial institution, which contains covenants requiring that any member of the family of Mr. Evangelos J. Pistiolis to maintain a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of the Company’s issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D shares shall not be otherwise redeemable and upon any liquidation, dissolution or winding up of the Company, the Series D shares shall have a liquidation preference of $0.01 per share. Currently the New Huarong Facility as well as the Alpha Corporate Guarantee have similar provisions that are satisfied via the existence of the Series D Shares. As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis guaranteed the performance of the bareboat charters, under certain circumstances, and in exchange, the Company agreed to indemnify him for any losses suffered as a result of the guarantee provided and in addition, the Company amended the Certificate of Designation governing the terms of the Series D Shares, to adjust the voting rights per share of Series D Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust would not fall below a majority of the total voting power of the Company, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. Due to the related party nature of the transactions involving Mr. Evangelos J. Pistiolis, such transactions were unanimously approved by the Company’s Board of Directors, including all three independent directors. Subsequent to the expiration of the Navigare Lease on December 22, 2025, Mr. Evangelos J. Pistiolis’s personal guarantee ceased being in effect and hence the amendment to the Certificate of Designations of the Series D shares adjusting the voting rights per share of the Series D Preferred Shares was automatically terminated, and the voting rights of the Series D Preferred Shares reverted to their pre-amendment terms.

Issuance of the October 2022 Warrants: On October 7, 2022 the Company entered into an agreement with an investor holding 100% of previously issued warrants (“June 2022 Warrants”) to induce him to exercise all of his June 2022 Warrants at an exercise price reduced from $120.00 (exercise price of June 2022 Warrants) per warrant share to $81.00 per warrant share. In consideration for the immediate exercise of the June 2022 Warrants for cash that resulted in gross proceeds of $4,827 before related fees and commissions, the Investor received new warrants to purchase up to an aggregate of 89,393 common shares (the “October 2022 Warrants”). The October 2022 Warrants have an exercise price per warrant share of $81.00 and expire five years after issuance.

During the years ended December 31, 2024 and 2025, no October 2022 Warrants were exercised.
Issuance of common stock and warrants as part of the December 2022 Public Equity Offering: On December 6, 2022, the Company closed a public offering of 562,500 of the Company’s common shares at a public offering price of $24.00 per share and 6,750,000 warrants (the “Class C Warrants”) to purchase up to 562,500 of the Company’s common shares, (the “December 2022 Public Equity Offering”), with Maxim Group LLC acting as a placement agent. The Class C Warrants are immediately exercisable at an exercise price of $24.00 per warrant share and expire five years after issuance. The December 2022 Public Equity Offering resulted in gross proceeds of $13,500 before deducting placement agent fees, commissions and other offering expenses that amounted to $1,104. During the years ended December 31, 2023, 2024 and 2025, 500, 0 and 0 common shares were issued pursuant to Class C Warrant exercises.

Issuance of common stock and warrants as part of the February 2023 Registered Direct Offering: On February 14, 2023, the Company entered into a placement agency agreement with Maxim Group LLC relating to the sale of the Company’s securities, or the Placement Agent Agreement. Pursuant to the Placement Agent Agreement, the Company entered into a Securities Purchase Agreement, with a number of institutional investors (the “Investors”) in connection with a registered direct offering of an aggregate of 837,094 of the Company’s common shares at a public offering price of $16.20 per share, or the February 2023 Registered Direct Offering. Concurrently with the February 2023 Registered Direct Offering and pursuant to the Securities Purchase Agreement, the Company also commenced a private placement whereby the Company issued and sold 10,045,185 warrants (the “February 2023 Warrants”) to purchase up to 837,094 of the Company’s common shares. The February 2023 Warrants have an exercise price per warrant share of $16.20 and expire five years after issuance. The February 2023 Registered Direct Offering closed on February 16, 2023 and it resulted in proceeds of $12,747 (net of 6% fees) and incurred $165 of expenses related to the offering. Additionally, since over 80% of the investors in the February 2023 Registered Direct Offering were Class C Warrant holders, the Company agreed to reduce the exercise price per common share of the Class C Warrants to $16.20 per warrant share from an original exercise price of $24.00 per common share to induce them to participate in the offering. The Company has recognized the incremental fair value of $121 of the modified Class C Warrants as an equity issuance cost, as the reduction of the exercise price of the Class C warrants was done in conjunction with the February 2023 Registered Direct Offering.

During the years ended December 31, 2023, 2024 and 2025 no February 2023 Warrants were exercised.

Accounting Treatment of the October 2022 Class C and February 2023 Warrants

The Company accounted for the October 2022, Class C and February 2023 Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
2024 ATM: On May 24, 2024, the Company, entered into an ATM, with Maxim (the “2024 ATM”). Under the 2024 ATM the Company may sell up to $5,800 of its common stock with Maxim acting as a sales agent. Since Maxim is acting solely as a sales agent, it has no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with the 2024 ATM. The Company incurred $78 and $37 of expenses related to this equity distribution agreement for the years ended December 31, 2024 and 2025. The Company has not issued any common shares pursuant to the 2024 ATM in the years ended December 31, 2024 and 2025.

Dividends to common stockholders: No dividends were paid to common stockholders in the years ended December 31, 2023, 2024 and 2025.

Series G Perpetual Convertible Preferred Shares:

The Series G Preferred Shares have the following characteristics:

Conversion. The Company has the right, at any time and from time to time, subject to certain conditions, to convert in whole or in part at a conversion price which is the lower of (i) 120% of the closing price of the Company’s common shares on the trading day immediately preceding the first issuance of Series G Preferred Shares, being $3.67 (ii) 80% of the lowest daily VWAP of the Company’s common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the common shares in any transaction from the date of the issuance of the Series G Preferred Shares onwards, but in no event will the Series G Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of the Company’s outstanding shares and is not adjusted in case of reverse stock splits or combinations of the Company’s outstanding shares.

 Voting. The holders of Series G Preferred Shares are entitled to the voting power of one thousand (1,000) of the Company’s common shares per Series G Preferred Share.

Redemption. The Company at its option shall have the right to redeem a portion or all of the outstanding Series G Preferred Shares. The Company shall pay an amount equal to one thousand dollars ($1,000) per each Series G Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including the first anniversary of the first issuance of Series G Preferred Shares and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after the first anniversary of the first issuance of Series G Preferred Shares.

 Dividends. The holders of outstanding Series G Preferred Shares shall be entitled to receive semi-annual dividends equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series G Preferred Shares.

10.	(Loss)/Earnings Per Common Share:

All shares issued are included in the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted (loss)/earnings per share for the years ended December 2023, 2024 and 2025 are as follows:

	Year Ended December 31,
	2023	2024	2025
Net Income	6,066	5,034	3,086
Less: Dividends of preferred shares	(6,010)	-	-
Less: Deemed dividend on Series E Shares conversion	(22,426)	-	-
Net (Loss)/Income attributable to common shareholders	(22,370)	5,034	3,086

Earnings per share:
Weighted average common shares outstanding, basic and dilutive	1,798,761	4,626,197	4,626,197
(Loss)/Earnings per share, basic and diluted	(12.44)	1.09	0.67

For the years ended December 31, 2023, 2024 and 2025, 1,177,547, 0 and 0 dilutive shares on an as-if converted basis relating to Series E Shares were not included in the computation of diluted (loss)/earnings per share because to do so would have been antidilutive for the period presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
11.	Voyage and Vessel Operating Expenses:

The amounts in the consolidated statements of comprehensive income are as follows:

Voyage Expenses	Year Ended December 31,
	2023	2024	2025
Bunkers	20	380	194
Commissions (including $1,037, $1,040 and $1,015 respectively, to related party)	1,589	1,628	2,296
Other	-	-	11
Total	1,609	2,008	2,501

Vessel Operating Expenses	Year Ended December 31,
	2023	2024	2025
Crew wages and related costs	11,898	11,965	11,465
Insurance	1,670	1,578	1,541
Repairs and maintenance (including $42, $46 and $11 respectively, to related party)	1,138	1,566	1,868
Spares and consumable stores	3,538	3,685	3,196
Registration and taxes (Note 13)	283	292	325
Total	18,527	19,086	18,395

12.	Interest and Finance Costs:

The amounts in the consolidated statements of comprehensive income are analyzed as follows:

Interest and Finance Costs	Year Ended December 31,
	2023	2024	2025
Interest on debt	18,142	20,450	16,662
Bank charges	120	184	105
Amortization and write-off of deferred financing fees	1,190	1,443	4,555
Amortization of debt discount relating to Vessel fair value participation liability (Note 7)	3,537	1,419	-
Debt Prepayment fees	-	-	2,713
Less interest capitalized	-	-	(629)
Total	22,989	23,496	23,406

13.	Income Taxes:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

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

For purposes of the Publicly-Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company’s common shares, which is the Company’s sole class of issued and outstanding stock that is traded, is and the Company anticipates that its common shares will continue to be “primarily traded” on the NYSE American.

The Treasury Regulations also require for purposes of the Publicly-Traded Test that the Company’s stock be “regularly traded” on an established securities market. Under the Treasury Regulations, the Company’s stock will be considered to be “regularly traded” if one or more classes of the Company’s stock representing more than 50% of the Company’s outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which the Company refers to as the “listing threshold.”

The Company took the position for U.S. federal income tax reporting purposes that it was not subject to U.S. federal income taxation for the 2023, 2024 taxable years since the Company believes it qualifies for the exemption from tax under Section 883 and the Company intends to take the same position for the 2025 taxable year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
14.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, trade accounts receivables (including EUAs), due from related parties (including EUAs) and long-term deposits. The principal financial liabilities of the Company consist of long-term loans (Note 7), accounts payable (including EUAs) due to suppliers, amounts due to related parties and accrued liabilities.

a)	Interest rate risk: The Company as of December 31, 2025 is subject to market risks relating to changes in interest rates, since all of its debt is subject to floating interest rates.

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

SERIES E PREFERRED SHARES

On March 29, 2019, the Company entered into a Stock Purchase Agreement with Family Trading for the sale of 27,129 newly issued perpetual convertible preferred shares (the “Series E Shares”) at a price of one thousand dollars ($1,000) per share. The proceeds of the sale were used for the full and final settlement of all amounts due under a previously entered credit facility with Family Trading. The issuance of the Series E Shares was approved by a committee of the Company’s board of directors, of which all of the directors were independent.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

The Series E Shares were not subject to redemption in cash at the option of the holders thereof under any circumstance. Finally, the holders of outstanding Series E Shares were entitled to receive, semi-annual dividends payable in cash on the last day of June and December of each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date, being June 30, 2019 in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Shares computed on the basis of a 365-day year and the actual days elapsed. Accrued but unpaid dividends bore interest at fifteen percent (15%). Dividends would not have been payable in cash if such payment violated any provision of any senior secured facility of the Company or any senior secured facility for which the Company had provided a guarantee, for as long as such provisions remained in effect.

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

On December 6, 2023, the Company received a conversion notice for the conversion of all the outstanding Series E Shares (13,452 shares) into 2,930,718 of the Company’s common shares. The Series E Shares were converted on the same date of the receipt of the conversion notice with a conversion price of $4.59, which represented 80% of the lowest daily volume weighted average price of the Company’s common stock over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of the conversion notice. In the year ended December 31, 2023, the Company did not issue or redeem any Series E Shares. During the year ended December 31, 2023, the Company declared $1,001 of dividends to the Series E Shares holder.

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

SERIES F PREFERRED SHARES

On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis  for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Shares”), in exchange for (i) the assumption by Africanus Inc. of an amount of $47,630 of shipbuilding costs for its newbuilding vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of the Company’s remaining payment obligations relating to the VLCC Transaction, in an amount of up to $27,978. From January 17 to March 16, 2022 a total of 7,200,000 Series F Shares were issued, to cover $47,630 of shipbuilding costs in connection with the deliveries of M/T Julius Caesar, M/T Legio X Equestris and M/T Eco Oceano CA and as a consideration for the settlement of $24,370 of Due to related parties. During the years ended December 31, 2022 and 2023 the Company redeemed a total of 1,349,252 and 2,191,121 Series F Shares for $16,191 and $26,293. On February 6, 2024, the Company redeemed the remaining 3,659,627 Series F Shares for $43,916.

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

During the years ended December 31, 2023 and 2024 the Company declared $5,009 and  $0 of dividends to the Series F Shares holder.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
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

Out of the purchase price of $27,000, $1,646 and $1,654 were recognized as excess of the purchase price over the underlying net book value (“Basis Differences”) for California 19 Inc. and California 20 Inc. respectively, attributed to the value assigned to the attached time charter. These Basis Differences are amortized over the duration of the firm period of the charter (5 years) and their amortization is included as a reduction in Equity (loss)/gain in unconsolidated joint ventures. Furthermore $1,963 and $1,963 were also recognized as Basis Differences for California 19 Inc. and California 20 Inc. respectively, attributed to the fair market value over the carrying value of the vessels. These Basis Differences are amortized over the useful life of the vessels (25 years) and their amortization is also included as a reduction in Equity (loss)/gain in unconsolidated joint ventures.

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

On September 27, 2024 California 19 Inc. and California 20 Inc. refinanced the JV Alpha Facility with the same bank (Alpha Bank) and increased the loan to $30,000 per vessel. The refinanced credit facility is repayable in 28 consecutive quarterly installments of $500 per vessel, commencing three months from draw down, and a balloon payment of $16,000 per vessel payable together with the last installment. The facility contains the same covenants as the JV Alpha Facility except for the asset cover ratio that has been reduced to 125%. Finally, the margin of the refinanced facility was lowered to 2.20% from 3.00% and the facility’s variable rate was switched from LIBOR to Term SOFR. The refinanced facility continues to be guaranteed by the Company at 50% of the aggregate outstanding liability and that guarantee is limited to the Company’s share of the net assets of California 19 Inc. and California 20 Inc.

Each of the two product tankers are on time charters that commenced in March 2020 with Clearlake Shipping Pte Ltd, (“Clearlake”) a subsidiary of Gunvor Group Ltd at a daily rate of $17,400 for a firm term of five years plus two additional optional years. On July 10, 2024 California 19 Inc. and California 20 Inc. entered into agreements with Clearlake to extend their time charter employment at higher rates. Specifically, both vessels commenced a 7-year time charter on August 1, 2024 at a gross daily hire rate of $19,500. All other terms remained as per the previous time charter contracts, including the terms of an option of the charterers to extend each time charter for two additional years.

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

California 19 Inc. and California 20 Inc. made the following disbursements to the Company in 2023, 2024 and 2025:

	December 31, 2023		December 31, 2024		December 31, 2025
	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.
Total disbursements	1,260	1,260	5,870	5,870	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

Recognition of Equity (loss)/gain in unconsolidated joint ventures of the 2020 Joint Venture for the years ended December 31, 2023, 2024 and 2025 are summarized below:

	December 31, 2023		December 31, 2024		December 31, 2025
	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.	California 19 Inc.	California 20 Inc.
Net profit attributable to the Company	399	400	509	467	16	188
Amortization of Basis Differences	(408)	(409)	(408)	(409)	(188)	(189)
Equity (loss)/gain in unconsolidated joint ventures	(9)	(9)	101	58	(172)	(1)

17.	Revenues

Revenues are comprised of the following:

	2023	2024	2025
Time charter revenues	74,006	77,160	67,121
Time charter revenues from related party (Note 5)	8,943	8,967	8,943
Time charter revenues from megayacht chartering	-	-	4,351
Total	82,949	86,127	80,415

The Company typically enters into time charters for periods ranging between three to fifteen years which include a charterer’s option to renew for a further one or more one-year periods at predetermined daily rates. Due to the volatility of the charter rates, the Company only accounts for the options when the charterer gives notice that the option will be exercised. In a time charter contract, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. The charterer has the full discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful or non-hazardous cargo. Revenues from megayacht chartering are recognized based on the same principles applicable to time charter revenues, as the underlying performance obligations and revenue recognition considerations are substantially similar. However, given the nature of the recreational marine transportation industry, charter agreements are generally of shorter duration, typically ranging from a few weeks to several months.

As of December 31, 2025, all of the Company’s vessels are employed under time charters except for M/Y Parra Bellvm.

18.	Segment Reporting

Following the acquisition of M/Y Para Bellvm on April 11, 2025, the Company determined that it operated in two reportable segments: (i) the tanker segment and (ii) the megayacht segment. These reportable segments reflect the Company’s internal organization and the way its chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews and analyzes the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting asset acquisition strategies, adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance.

Further, the transport of crude oil has different characteristics and the nature of trade, trading routes, charterers and cargo handling differ in important respects. The chartering of a megayacht like M/Y Para Bellvm consists of a different service and it does not have similar economic characteristics to the tanker segment. The Company does not disclose geographic information relating to either of our segments because when the Company charters either a tanker or M/Y Para Bellvm to a charterer, the charterer is free, subject to certain exemptions, to trade or, in the case of M/Y Para Bellvm travel, with the vessel worldwide and as a result the disclosure of geographic information is impracticable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)

The table below presents information about the Company’s reportable segments for the year ended December 31, 2025. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements. Segment results are evaluated based on income from operations.
	Year ended December 31, 2025
	Tanker Segment	Megayacht Segment	Total
REVENUES:
Time charter revenues	67,121	4,351	71,472
Time charter revenues from related parties	8,943	-	8,943
Total revenues	76,064	4,351	80,415
EXPENSES:
Voyage expenses	1,594	907	2,501
Operating lease expenses	10,301	-	10,301
Other vessel operating expenses	17,082	1,313	18,395
Vessel depreciation	11,586	685	12,271
Management fees-related parties-direct	1,734	178	1,912
Segments operating results	33,767	1,268	35,035
General and administrative expenses			(7,617)
Management fees-related parties-overhead costs			(1,138)
Interest and finance costs			(23,406)
Interest income			385
Equity losses in unconsolidated joint ventures			(173)
Net income			3,086

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets as of December 31, 2025 is as follows:
As of December 31, 2025
Tanker segment	246,582
Megayacht segment	44,919
Cash and cash equivalents including restricted cash	22,222
Investments in unconsolidated joint ventures	7,881
Advances for asset acquisitions to related parties	11,500
Other fixed assets, net	505
Total consolidated assets	333,609

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025
AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Expressed in thousands of United States Dollars – except share, earnings per share and rate per day, unless otherwise stated)
19.	Subsequent Events

On February 18, 2026, the Company entered into a share purchase agreement (the “Tanker SPA”) with Central Mare, a related party affiliated with Mr. Evangelos J. Pistiolis, to purchase the shares of certain entities (the “Tanker SPVs”) that have entered into shipbuilding contracts, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of nine 47,499 dwt MR Product tankers (the “Newbuilding Tankers”). The Newbuilding Tankers are scheduled for delivery during 2028 and 2029. The purchase price for all of the Tanker SPVs is $41,093 of which $6,000 was paid in cash upon the execution of the Tanker SPA, $1,500 was paid in cash in March, 2026, $14,000 was settled through the issuance of 14,000 Series G Preferred Shares (see Note 9) on March 31, 2026, and the remaining amount of $19,593, is payable no later than April 15, 2026. As contemplated in the Tanker SPA, under certain circumstances Central Mare can demand the payment of installments in the form of newly-issued Series G Preferred Shares. The seller has also secured time charter employment with a major oil trader for all nine vessels, starting from their delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. As a condition to closing of the acquisition of the Tanker SPVs, Central Mare has arranged for  sale and leaseback financing agreements that the Company has entered into in March 9, 2026 and March 18, 2026 with two major Chinese leasing companies. The financings are for an amount of 85% of all installments payable under the shipbuilding contracts for the nine newbuilding tanker vessels. The aggregate amount of installments payable under the nine shipbuilding contracts is $406,800, out of which an amount of $61,020 is settled as of the date of issuance of these consolidated financial statements. The financings bear an interest rate of Term SOFR plus a margin of 1.80%. Under the financings, upon delivery of each vessel we expect to make quarterly installment payments of $506 per vessel over a period of 10 years with a balloon payment of $18,200 million for each vessel payable together with the last installment.

As of March 31, 2026, the SPA for the sale of Newbuilding Yacht has been consummated and the Newbuilding Yacht has been transferred to Rubico Inc. In 2026 Rubico has made additional advance payments of $9,000 and, accordingly, has settled $28,500 of the Newbuilding Yacht Consideration.

From February 24, 2026 up to March 12, 2026 the Company sold 804,322 common shares under the 2024 ATM for net proceeds of $3,918.